Form 20-F
period 2004-12-31
CPFL Energy INC
filed 2005-06-30
CIK 1300482

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004
Commission File Number 1-32297

CPFL ENERGIA S.A.

(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil

(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Gomes de Carvalho, 1,510, 14° andar - Cj 1402
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil
+55 11 3841-8513
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which registered:
Title of each class:
Common Shares, without par value*
American Depositary Shares (as evidenced by
American Depositary Receipts), each representing	New York Stock Exchange
3 Common Shares

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:
At December 31, 2004, there were outstanding:
451,628,769 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑

i

ii

FORWARD-LOOKING STATEMENTS

     This report includes forward-looking statements, principally under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Brazilian Power Industry” and “Information on the Company.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political, demographic and business conditions in Brazil and particularly in the geographic markets we serve;

•	electricity shortages;

•	changes in tariffs;

•	our failure to generate electricity due to water shortages, transmission outages, operational or technical problems or physical damages to our facilities;

•	potential disruption or interruption of our services;

•	inflation, depreciation and devaluation of the real;

•	the early termination of our concessions to operate our facilities by the granting authority;

•	competitive developments in the power industry in the markets where we operate;

•	our inability to implement our capital expenditure plan, including our inability to arrange financing when required and on reasonable terms;

•	changes in customer demand;

•	existing and future governmental regulations relating to the power industry; and

•	the risk factors discussed under “Risk Factors” beginning on page 8.

     The words “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will”, “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this report might not occur. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this report.

CERTAIN TERMS AND CONVENTIONS

     A glossary of electricity industry terms, is presented beginning on page 109.

PRESENTATION OF FINANCIAL INFORMATION

     The audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this report have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

     We have translated some of the real amounts contained in this report into U.S. dollars. The rate used to translate such amounts was R$2.654 to US$1.00, which was the commercial rate for the selling of U.S. dollars in effect as of December 31, 2004 as reported by the Central Bank. The U.S. dollar equivalent information presented in this report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more information regarding exchange rates between reais and U.S. dollars.

Combined Presentation for Periods Prior to our 2002 Restructuring

     In August 2002, we completed a transaction, which we refer to as the “restructuring,” in which we acquired our current interests in our principal subsidiaries from our controlling shareholders. Before then, our principal shareholders separately held direct and indirect interests in Companhia Paulista de Força e Luz, or Paulista (and, through Paulista, Companhia Piratininga de Força e Luz, or Piratininga and Rio Grande Energia S.A., or RGE) and CPFL Geração de Energia S.A., or CPFL Geração. In December 1999 and October 2001, our principal shareholders executed shareholders’ agreements to formally establish joint control over Paulista and CPFL Geração, respectively. In March 2002, our principal shareholders executed a shareholders’ agreement to establish joint control over us. For all periods prior to the restructuring, CPFL Energia, Paulista and CPFL Geração were under common management. In August 2002, our principal shareholders contributed to us their interests in Paulista and CPFL Geração, which we consider to be our predecessor entities.

     Our audited consolidated financial statements are presented on a combined basis for periods prior to the restructuring. This means that we included Paulista and CPFL Geração in our financial statements for 2002 and prior periods, because they were already under common management with us in those periods. For simplicity of presentation, throughout this report we refer to information for all periods and dates as consolidated.

Proportionate Consolidation of Certain Subsidiaries

     We own 67.07% of the shares of RGE, one of our principal distribution subsidiaries, and PSEG Americas Ltd., or PSEG owns approximately one third of the total shares, with minority shareholders holding less than 1.0%. Under our shareholders’ agreement with PSEG, RGE is effectively under joint control since certain corporate decisions require a unanimous vote that prevents either us or PSEG from acting unilaterally. Those decisions include, among others, the distribution of dividends, electing members of the board of directors and the executive officers, the approval of operating budgets, any form of capital restructuring and capital reductions and increasing pre-approved authorized capital. Under Brazilian Accounting Principles, we account for RGE using proportionate consolidation, which means that, after eliminating intercompany transactions, we include in our financial statements 67.07% of each item in the financial statements of RGE.

     Under U.S. GAAP, we would be required to account for RGE on the equity method, which means that, after eliminating intercompany transactions, we would generally present 67.07% of its net income on a single line of our statement of operations and 67.07% of its shareholders’ equity on a single line of our balance sheet. The difference in presentation would not affect our net income or shareholders’ equity. See Note 36 to our audited consolidated financial statements. We would, however, present lower revenues, operating income and cash flows if we accounted for RGE on the equity method under Brazilian Accounting Principles.

     Our principal shareholders acquired what later became our interest in RGE in July 2001. Under Brazilian Accounting Principles, the acquisition was accounted for at book value, and the difference between the book value of RGE’s net assets and the purchase price was recorded as goodwill. Under U.S. GAAP, the acquisition was accounted for using the purchase method of accounting. We have included in this report audited financial statements of RGE as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.

     We also account for four of our generation facilities currently under construction that are owned by our subsidiaries using proportionate consolidation. The ownership interests in these subsidiaries include 65.0% of Companhia Energética Rio das Antas, or CERAN, an indirect stake of 40% in Consórcio Foz do Chapecó, 48.72% of Campos Novos Energia S.A., or ENERCAN, and 25.01% of BAESA – Energética Barra Grande S.A., or BAESA. See Note 2 to our audited consolidated financial statements.

Acquisition of Piratininga in 2001

     Through September 2001, our subsidiary Paulista had a 42.44% interest in Bandeirante Energia, S.A., or Bandeirante. In a series of transactions in 2001, Bandeirante was divided into two companies—Bandeirante and Piratininga—and, after an exchange of shares, Paulista owned a 96.48% interest in Piratininga. In August 2002 we increased our equity stake in Piratininga to 97.41%. As a result, our audited consolidated financial statements reflect full consolidation of Piratininga beginning in October 2001, and prior to that date they reflect proportionate consolidation of Bandeirante. As with RGE, the acquisition of Piratininga was accounted for at book value under Brazilian Accounting Principles and using the purchase method of accounting under U.S. GAAP. See Note 36 to our audited consolidated financial statements.

Acquisition of Semesa in 2001

     On December 26, 2001, we purchased a 100% stake in Semesa S.A., or Semesa, from VBC Energia S.A., or VBC, one of our controlling shareholders. The principal asset of Semesa is the Serra da Mesa power plant, located on the Tocantins river in the state of Goiás with an installed capacity of 1,275 MW. We have the right to purchase 51.54% of the Assured Energy of Serra da Mesa. ANEEL approved the transfer of Semesa to us on December 21, 2001. As a result, our audited consolidated financial statements reflect full consolidation of Semesa beginning in December 2001. As with RGE and Piratininga, the acquisition of Semesa was accounted for at book value under Brazilian Accounting Principles using the purchase method of accounting under U.S. GAAP. See Note 36 to our audited consolidated financial statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial and Operating Data

     The following table presents our selected historical financial and operating data. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

     The financial data at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this report. The financial information included in this report has been presented in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2004 have been translated into U.S. dollars at the commercial market rate as reported by the Central Bank on December 31, 2004 of R$2.654 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2004		2004		2003		2002		2001		2000
			(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$	3,598	R$	9,549	R$	8,082	R$	6,823	R$	5,953	R$	3,604

Net operating revenues		2,538		6,736		6,057		5,264		4,842		2,785

Operating costs:
Electricity purchased for resale		1,178		3,126		3,020		2,557		2,314		1,260
Electricity network usage charges		256		679		446		314		386		181
Personnel		72		190		169		162		154		175
Private Pension Plan		56		148		84		129		114		6
Materials		12		32		22		22		31		16
Outside services		33		88		84		87		48		31
Depreciation and amortization		95		251		256		223		201		145
Fuel usage account — CCC		95		251		261		292		290		138
Energy Development Account – CDE		70		185		78		—		—		—
Services provided by third parties		3		9		5		3		4		3
Other		3		9		10		10		18		23

		1,871		4,966		4,436		3,796		3,562		1,978
Operating expenses:
Sales and Marketing		73		195		148		176		133		100
General and administrative		101		268		279		282		205		162
Amortization of goodwill		41		110		532		528		407		323
Other		11		28		20		16		10		15

		227		602		980		1,001		755		600

Operating income		440		1,168		642		466		525		207
Financial expense, net		(214)		(568)		(821)		(1,301)		(594)		(312)
Nonoperating income (expense), net		(2)		(4)		44		10		(29)		(5)
Income and social contribution taxes		(96)		(254)		(111)		88		(123)		(46)
Net income (loss) before extraordinary item and minority interest		129		342		(247)		(736)		(221)		(156)
Extraordinary item, net of taxes(1)		(13)		(34)		(34)		(34)		—		—
Minority interest		(8)		(22)		(2)		21		(8)		3

Net income (loss)	US$	108	R$	287	R$	(282)	R$	(749)	R$	(229)	R$	(153)

Net income (loss) per share, before extraordinary item and minority interest(2)		0.29		0.76		(0.06)		(0.22)		(0.07)		(0.05)
Net income (loss) per share(2)		0.24		0.64		(0.07)		(0.22)		(0.07)		(0.05)
Net income (loss) per ADS, before extraordinary item and minority interest(2)		0.86		2.27		(0.18)		(0.65)		(0.20)		(0.15)
Net income (loss) per ADS(2)		0.72		1.91		(0.21)		(0.66)		(0.20)		(0.15)
Dividends declared		100		265
Number of common shares outstanding at year-end (2) (3)		452		452		4,119		3,391		3,374		3,041
Dividends declared per share(4)		0.22		0.59
Dividends declared per ADS(4)		0.66		1.77

U.S. GAAP
Operating revenues		3,146		8,351		7,142		5,999
Net operating revenues		2,231		5,921		5,391		4,627
Operating income		394		1,046		900		766
Net income (loss)		147		389		202		(615)
Net income (loss) per share – basic(5)		0.35		0.92		0.57		(1.81)
Net income (loss) per ADS – basic(5)		1.04		2.77		1.71		(5.44)
Net income (loss) per share – diluted(5)		0.34		0.91		0.57		(1.81)
Net income (loss) per ADS – diluted(5)		1.03		2.73		1.71		(5.44)
Weighted average number of shares outstanding(5)		421		421		353		339

(1)	Reflects the initial effect of a change in Brazilian Accounting Principles for post-retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.

(2)	In accordance with Brazilian Accounting Principles, the amounts for 2003, 2002, 2001 and 2000 have not been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796. Had these amounts been adjusted to reflect the reverse stock split, the amounts would have been as follows:

	For the year ended December 31,
	2003		2002		2001		2000
	(in millions, except per share and per ADS data)
Net loss per share, before extraordinary item and minority interest	R$	(0.60)	R$	(2.17)	R$	(0.66)	R$	(0.51)
Net loss per share		(0.68)		(2.21)		(0.68)		(0.50)
Net loss per ADS, before extraordinary item and minority interest		(1.80)		(6.51)		(1.97)		(1.54)
Net loss per ADS		(2.05)		(6.63)		(2.04)		(1.51)
Number of common shares outstanding at year-end		412		339		337		304

(3)	For periods ended prior to 2002, the number of common shares outstanding at year-end was retroactively restated to reflect the effects of our August 2002 restructuring. Calculation of common shares outstanding at year-end was made based on the exchange ratio used to exchange our shares for the shares of Paulista and CPFL Geração in August 2002, which was one share for 9.42 shares of Paulista and one share for 184.03 shares of CPFL Geração.

(4)	Represents the total amount of dividends declared in 2004, divided by the total number of shares outstanding at year-end.

(5)	In accordance with U.S. GAAP, these amounts have been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796.

BALANCE SHEET DATA

	As of December 31,
	2004		2004		2003		2002		2001		2000
	(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$	308	R$	818	R$	375	R$	177	R$	136	R$	399
Accounts receivable		592		1,572		1,479		1,629		1,228		617
Total current assets		1,214		3,223		2,376		2,819		1,738		1,472
Non-current assets:
Accounts receivable		219		582		728		768		731		—
Total non-current assets		1,006		2,670		2,388		1,841		1,455		476
Permanent assets:
Property, plant and equipment		1,838		4,879		4,452		4,383		3,997		2,573
Goodwill		884		2,347		3,237		3,774		4,279		2,953
Total permanent assets		2,534		6,725		7,278		7,762		7,884		5,353
Total assets		4,754		12,618		12,042		12,421		11,077		7,301

Current liabilities:
Short-term debt(6)		475		1,260		1,178		3,379		1,867		598
Total current liabilities		1,129		2,997		2,513		4,866		3,206		1,366
Long-term liabilities:
Long-term debt		1,426		3,785		4,361		3,836		3,574		2,738
Total long-term liabilities		2,030		5,388		5,948		5,242		4,788		2,792
Minority interest		52		137		192		193		231		245
Shareholder’s equity		1,543		4,096		3,389		2,121		2,852		2,898
Total liabilities and shareholders’ equity		4,754		12,618		12,042		12,421		11,077		7,301

U.S. GAAP
Shareholders’ equity	US$	1,988	R$	5,277	R$	4,192	R$	2,639
Total assets (7)		4,863		12,908		12,628		12,496

OPERATING DATA

	For the year ended December 31,
	2004	2003	2002	2001	2000
Energy sold (in GWh):
Residential	8,302	8,124	7,779	7,164	6,541
Industrial	17,897	16,909	15,731	14,172	10,361
Commercial	4,936	4,752	4,485	4,038	3,399
Rural	1,619	1,550	1,466	1,141	916
Public administration	746	736	639	614	582
Public lighting	1,070	1,048	1,012	899	797
Public services	1,358	1,352	1,297	1,217	1,017
Own consumption	26	27	31	33	38

Total energy sold	35,954	34,498	32,440	29,278	23,651

Total customers (in thousands) (8)	5,467	5,341	5,193	4,991	3,657

Installed capacity (in MW)	854	812	812	143	143
Assured energy (in GWh)	3,807	3,804	3,856	723	723
Energy generated (in GWh)	2,734	2,633	2,433	405	443

(6)	Short-term debt includes the current portion of long-term debt and accrued interest.

(7)	Restated as to 2003 and 2002. See note 38 to our consolidated financial statements.

(8)	Represents active customers (meaning customers who are connected to the distribution network), rather than customers invoiced at period-end.

Exchange Rates

     The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average
		for
	Period-end	Period		Low	High
		(reais per U.S. dollar)
Year Ended:
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.271	3.955
December 31, 2003	2.889	3.060	(1)	2.822	3.662
December 31, 2004	2.654	2.917	(1)	2.654	3.205

Month:
December 2004	2.654	2.721	(2)	2.654	2.787
January 2005	2.625	2.674	(2)	2.625	2.722
February 2005	2.595	2.597	(2)	2.562	2.632
March 2005	2.666	2.682	(2)	2.601	2.762
April 2005	2.531	2.590	(2)	2.520	2.660
May 2005	2.404	2.447	(2)	2.378	2.515
June 2005 (through June 27)	2.383	2.430	(2)	2.370	2.489

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Represents the average of the lowest and highest rates in each month.

     On June 27, 2005, the selling rate was R$2.383 per US$ 1.00.

Risk Factors

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect our business and the market price of the ADSs and our common shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, social and economic developments in or affecting Brazil.

     At the end of 2002, Brazil elected a new president from the Labor Party, Luiz Inácio Lula da Silva. In the period leading up to his election and for a period of time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian securities markets, contributing to the rapid devaluation of the real against the U.S. dollar during that period. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers.

     Future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and the market price of the ADSs and our common shares.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our common shares.

     The Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.

     In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2% against the U.S. dollar in 2003 and 8.1% in 2004, there can be no certainty that the real will not depreciate or be devalued against the U.S. dollar again. On June 27, 2005, the U.S. dollar/real exchange rate was R$2.3830 per US$1.00. See “Exchange Rates.”

     Depreciation of the real relative to the U.S. dollar increases the cost of servicing our dollar-denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention, including recessionary governmental policies. It also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

     Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market price of the ADSs and our common shares.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M). Inflation, and certain government actions taken to combat inflation, has in the past had significant negative effects on the Brazilian economy. Measures to curb inflation, and speculation about possible future governmental measures, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

     Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market price of the ADSs and our common shares.

     Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations and may adversely affect your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

     Brazilian law permits the Brazilian government to impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1989. There can be no certainty that the Brazilian government will not take similar measures in the future. Reimposition of such restrictions on conversion and remittance could hinder or prevent you from converting dividends, distributions or the proceeds from any sale of our common shares into U.S. dollars or other foreign currencies and remitting those funds abroad. It could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, these restrictions could reduce the market price of the ADSs and our common shares.

     The perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our common shares.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the market price of the ADSs or our common shares.

     Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations.

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors have viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. There can be no certainty that international capital markets will remain open to Brazilian companies or that the costs of financing in these markets will be advantageous to us.

Risks Relating to Our Operations and the Brazilian Power Industry

     We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

     We are a major Brazilian power company that distributes electricity to customers in the Brazilian states of São Paulo and Rio Grande do Sul, and generates and commercializes electricity throughout Brazil. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848 for the New Electric Energy Industry Model (Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law), which governs the operations of companies in the power industry, was enacted on March 16, 2004. The New Industry Model Law was regulated by Decree no. 5,163, dated July 30, 2004 and remains subject to further regulation by means of implementing resolutions of ANEEL, and it is currently being challenged as to its constitutionality before the Brazilian Supreme Court. To date, the Brazilian Supreme Court has not reached a final decision and, therefore, the New Industry Model Law is currently in force. If all or a relevant portion of the New Industry Model Law is considered to be unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, generating uncertainty as to how and when the Brazilian government will be able to introduce changes to the electricity sector. Reforms under the New Industry Model Law include: (1) the creation of a regulated market for the purchase and sale of electricity, where distributors must contract in advance, through public bids conducted by ANEEL, for 100% of their forecasted electricity needs, (2) a prohibition on distributors carrying out any activities other than distribution activities, including generation or transmission of electricity, or holding equity interests in other companies, except as provided by law or the distributor’s concession agreement, (3) a prohibition on the ability of distributors to meet part of their electricity needs by purchasing from affiliated companies and (4) a prohibition on distributors from selling electricity at non-regulated prices. In particular, in order to be in full compliance with item (2) above, Brazilian law requires that a corporate reorganization be implemented in our distribution subsidiaries by September 16, 2005, which term may be extended at ANEEL’s discretion by an additional 18-month term. The failure to implement the necessary corporate actions in compliance with the New Industry Model Law, or the possible outcome of the corporate actions eventually taken, may have an adverse impact on our business and results of operations. Additionally, the outcome of the legal proceedings and future reforms in the power industry are difficult to predict, but they could have an adverse impact on our business and results of operations. See “The Brazilian Power Industry.”

     The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to a concession agreement with the Brazilian government and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

     ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to concession agreements with ANEEL, and in accordance with ANEEL’s regulatory decision-making authority.

     Our concession agreements and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual adjustment (reajuste anual), (2) the periodic revision (revisão periódica) and (3) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition,

ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

     We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, especially in the tariff revision process. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected. For more information on ANEEL, see “The Brazilian Power Industry—Principal Regulatory Authorities—ANEEL.”

     We could be penalized by ANEEL for failing to comply with the terms of our concession agreements, which could result in fines, other penalties and, depending on the gravity of the non-compliance, in our concessions being terminated.

     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian government. These concessions range in duration from 30 to 35 years, with the first expiration date in 2027. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the gravity of the non-compliance, these penalties could include the following:

•	warning notices;

•	fines per breach of up to 2.0% of the concessionaire’s revenues in the year ended immediately prior to the date of the relevant breach;

•	injunctions related to the construction of new facilities and equipment;

•	restrictions on the operation of existing facilities and equipment;

•	temporary suspension from participating in bidding processes for new concessions;

•	intervention by ANEEL in the management of the concessionaire in breach; and

•	termination of the concession.

     In addition, the Brazilian government has the power to terminate any of our concessions prior to the end of the concession term in the case of bankruptcy or dissolution, or by means of expropriation for reasons related to the public interest.

     We are currently in compliance with all of the material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for breaching our concession agreements or that our concessions will not be terminated in the future. The compensation to which we are entitled upon termination of our concessions may not be sufficient for us to realize the full value of certain assets. If any of our concession agreements is terminated for reasons attributable to us, the effective amount of compensation by the granting authorities could be materially reduced through the imposition of fines or other penalties. Accordingly, the imposition of fines or penalties on us or the termination of any of our concessions could have a material adverse effect on our financial condition and results of operations.

     We may not be able to fully pass through the costs of our electricity purchases and could be forced to enter into short-term agreements to meet customer demand, and the price of electricity under short-term purchase agreements may be substantially higher than the price of electricity under our long-term purchase agreements.

     Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas. If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases. For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements. If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência) established by the Brazilian Government, we may not be able to fully pass through the costs of our electricity purchases. We cannot guarantee that our forecasted electricity demand will be accurate. If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected. See “The Brazilian Power Industry—The New Industry Model Law.”

     ANEEL may limit distributions that our regulated subsidiaries may make to us.

     The amounts that our regulated subsidiaries may distribute to us in the form of dividends depend on such subsidiaries making a profit in any given fiscal year, and these profits are calculated in accordance with Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law. Despite the significant cash flow generated by our regulated subsidiaries, our results are affected by the amortization of goodwill created upon the acquisition of RGE and SEMESA and by the depreciation of assets registered at our regulated subsidiaries. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us to the extent that an eventual capital reduction that would enable our shareholders to receive distributions would be subject to previous approval by ANEEL. One of our distribution subsidiaries, RGE, is operated as a joint venture with PSEG, and PSEG’s consent would also be required for RGE to distribute dividends.

     We generate a significant portion of our operating revenues from customers that qualify as “potentially free” consumers, and who are allowed to seek alternative electricity suppliers upon the expiration of their contracts with us or by providing at least one year prior notice if their contract with us is for an undetermined period of time.

     We hold concessions to distribute electricity in 261 of the 645 municipalities in the state of São Paulo and 262 of the 467 municipalities in the state of Rio Grande do Sul. Within our concession areas we do not face competition in the distribution of low voltage electricity to residential, commercial and industrial customers. However, other electricity suppliers are now permitted to compete with us in offering electricity to certain consumers that qualify as “potentially free” consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Potentially free consumers are those whose demand generally exceeds 3 MW, supplied with electricity at a voltage equal to or higher than 69 kV or at any other voltage, as long as the supply began by July 1995. Such potentially free consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us or by providing one year prior notice if their contract with us is valid for an undetermined period of time. At December 31, 2004, we supplied energy to 72 potentially free consumers, which accounted for approximately 9% of our net operating revenues and approximately 15% of the total volume of electricity sold by our distributors during 2004. In addition, customers that consume between 500 kW and 3 MW, as well as those with demand equal to or higher than 3 MW supplied with electricity at a voltage lower than 69 kV, to whom supply began before 1995, may become free consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. At December 31, 2004 we had a total of 1,419 of these customers that accounted for approximately 19% of our net operating revenues and approximately 23% of the total volume of electricity sold by our distribution subsidiaries during 2004. A decision by our potentially free consumers to become free consumers and purchase electricity from electricity suppliers serving free consumers located in our concession areas could adversely affect our market share and results of operations.

     Our operating results depend on prevailing hydrological conditions.

     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2004, according to data from the National System Operator (Operador Nacional do Sistema), or ONS, a non-profit entity responsible for the operational management of the generation and transmission activities of an Interconnected Power System linking Argentina, Uruguay, Paraguay and Venezuela to Brazil, more than 89% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, the program to reduce electricity consumption from June 1, 2001 to February 28, 2002. A recurrence of low hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

     Construction, expansion and operation of our electricity generation and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

     The construction, expansion and operation of facilities and equipment for the generation and distribution of electricity involves many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor unrest;

•	social unrest;

•	weather and hydrological interferences;

•	unforeseen engineering and environmental problems;

•	increases in electricity losses, including technical and commercial losses;

•	construction and operational delays, or unanticipated cost overruns; and

•	unavailability of adequate funding.

     If we experience these or other problems, we may not be able to generate and distribute electricity in amounts consistent with our projections, which may have an adverse effect on our financial condition and results of operations. We do not have insurance for some of these risks, including certain weather risks and earthquakes.

     Our equipment, facilities and operations are subject to numerous environmental and health regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Our distribution and generation activities are subject to comprehensive federal and state legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

     If we are unable to complete our proposed capital expenditure program in a timely manner, the operation and development of our business may be adversely affected.

     We plan to spend approximately R$1,300 million during the period from 2005 through 2008 on the construction of new power generation facilities. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

     We are strictly liable for any damages resulting from inadequate rendering of electricity services, and our contracted insurance policies may not fully cover such damages.

     Under Brazilian law we are strictly liable for direct and indirect damages resulting from the inadequate rendering of electricity distribution services. In addition, our distribution facilities may, together with our generation utilities, be held liable for damages caused to others as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the ONS.

     The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

     Hydroelectric power is the major source of electricity for Brazil, representing approximately 76.2% of Brazil’s installed generation capacity in 2004. Below average rainfall in the years prior to 2001 resulted in low reservoir levels and low hydroelectric capacity in the southeast, central west and northeast regions. Attempts to offset dependence on hydroelectric plants with gas-fired thermal generation plants have been delayed due to regulatory and other issues. In response to the energy shortage, on May 15, 2001, the Brazilian government created the Electricity Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica, or GCE) to regulate and administer the program for reduction of energy consumption to avoid the interruption of electricity supply. This program, known as the Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement policies to address the shortage that could have a material adverse effect on our financial condition and results of operations.

     We are controlled by a few shareholders acting together, and their interests could conflict with yours.

     As of December 31, 2004, VBC, 521 Participações S.A., or 521, and Bonaire Participações S.A., or Bonaire, owned 37.69%, 33.04% and 13.62%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, dated as of March 22, 2002, pursuant to which they share the power to control our operations. The initial term of the shareholders’ agreement is for 25 years. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our minority shareholders, including holders of our ADSs. See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

     We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

     As of December 31, 2004, approximately 84.2% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 15.8% of our total indebtedness was denominated in U.S. dollars and substantially subject to currency swaps that effectively converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real exchange rate appreciates, our financing expenses will increase.

     Our substantial leverage and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

     We are highly leveraged and have significant debt service obligations. As of December 31, 2004, we had debt of R$4,907 million. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable to our existing indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

     We may acquire other companies in the electricity business, as we have in the past, and these acquisitions will absorb our management’s time and may not result in increased operational efficiency.

     We regularly analyze opportunities to acquire other companies, if they are available at attractive prices, which engage in activities along the entire electricity generation, transmission and distribution chain. If we do acquire other electricity companies, it will consume a portion of our management’s focus and could increase our leverage or reduce our profitability. Furthermore, we may not be able to integrate the acquired company’s activities and achieve the economies of scale and expected efficiency gains that often drive such acquisitions, and failure to do so could harm our financial condition and results of operations.

     If we are unable to successfully control electricity losses, our results of operations could be adversely affected.

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses occur in the ordinary course of our distribution of electricity. Commercial losses result from illegal connections, fraud and underbilling. Our total electricity losses in 2004 were 8.3% at Paulista, 6.5% at Piratininga and 10.9% at RGE, as compared to losses in 2003 of 8.7% at Paulista, 6.7% at Piratininga and 10.0% at RGE, in each case, of total electricity distributed. We cannot assure you that the strategies we have used will be effective in combating electricity losses. An increase in electricity losses could adversely affect our financial condition and results of operations.

Risks Relating to the ADSs and Our Common Shares

     You may not be able to sell the ADSs at the time or the price you desire because an active or liquid market for our ADSs may not be sustained.

     Our common ADSs have been listed on New York Stock Exchange since September 29, 2004. Although our ADSs are currently traded on the New York Stock Exchange, we cannot predict whether an active liquid public trading market for our ADSs will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, we do not anticipate that a public market for our common shares will develop in the United States.

     The relative volatility and illiquidity of the BOVESPA may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The BOVESPA is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the BOVESPA than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 48.8% of the aggregate market capitalization of the BOVESPA as of December 31, 2004, as compared to just 12.8% of the aggregate market capitalization of the NYSE. The top ten stocks in terms of trading volume accounted for 53.5% and 49.5% of all shares traded on the BOVESPA in 2003 and 2004, respectively.

     Holders of the ADSs and our common shares may not receive any dividends.

     According to Brazilian corporation law and our by-laws, we must generally pay our shareholders at least 25% of our annual net income, as determined and adjusted under the Brazilian corporation law, as dividends. See “Item 10. Additional Information—Mandatory Distribution.” This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may elect not to pay dividends to our shareholders in any particular fiscal year if our Board of Directors determines that such distributions would be inadvisable in view of our financial condition.

     Holders of our ADSs may encounter difficulties in the exercise of voting rights.

     Holders of our common shares are entitled to vote on shareholder matters. You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold our ADSs rather than the underlying common shares. For example, you are not entitled to attend a shareholders’ meeting, and you can only vote by giving timely instructions to the depositary in advance of the meeting.

     If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the common shares.

     If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

     The protections afforded to minority shareholders in Brazil are different from those in the United States, and may be more difficult to enforce.

     Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework with respect to shareholder disputes is less developed under Brazilian law than U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

     Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our common shares.

     According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs or our common shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our common shares by a non-resident of Brazil to another non-resident of Brazil. Because no judicial guidance as to the application of Law No. 10,833 yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our common shares between non-residents could ultimately prevail in the courts of Brazil.

     Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

     We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the net proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

Overview

     We are a sociedade por ações incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A. Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14º andar – Cj 1402, CEP 04547-005, in the City of São Paulo, State of São Paulo, Brazil and our telephone number is +55 11 3841-8513.

     We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil. We were incorporated in 1998 as a joint venture among VBC, 521 and Bonaire to combine their interests in electricity and distribution companies in Brazil. For more information on our history and organization, see Note 1 to our audited consolidated financial statements.

     We are one of the largest electricity distributors in Brazil, based on the 33,063 GWh of electricity we distributed to approximately 5.5 million customers in 2004. In 2004, our installed generating capacity was 854 MW. We are also involved in the upgrading of existing generation assets and the construction of six new hydroelectric generating facilities, through which we expect to increase our installed generating capacity to 1,990 MW as they are progressively completed over the next four years. After the construction of these facilities, we believe that we will be one of the four largest private sector power generators in Brazil.

     We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. The following chart provides an overview of our corporate structure, as of December 31, 2004.1

[1] In 2005, we converted CPFL Geração into a wholly-owned subsidiary. The transaction involved the transfer of all common and preferred stock issued by CPFL Geração and owned by non-controlling shareholders to our equity, through an increase of capital. We issued new common stock to the non-controlling shareholders CPFL Geração. The increase in our capital stock amounted to R$85,577,382.85, through the issuance of 3,665,488 common shares, representing 0.8% of our outstanding common shares as of December 31, 2004. The transaction was conducted pursuant to the terms and conditions established in the Private Protocol and Justification Instrument for the Incorporation of Shares of CPFL Geração de Energia S.A. by CPFL Energia S.A., entered into by management of both companies on May 19, 2005.

     Our core businesses are:

•	Distribution. Our two fully-consolidated distribution subsidiaries, Paulista and Piratininga, delivered 28,758 GWh of electricity (of which Paulista distributed 18,918 GWh and Piratininga distributed 9,840 GWh) to over 4.3 million customers in the state of São Paulo in 2004. Our proportionately consolidated subsidiary RGE delivered 6,717 GWh of electricity to approximately 1.1 million customers (including 299 GWh delivered to small concessionaries and rural electricity cooperatives) in the state of Rio Grande do Sul in 2004. In 2004, the revenue of our distribution companies by consumer group was as follows: 34.7% from industrial customers, 18.3% from commercial customers, 35.8% from residential customers, 3.1% from rural customers and 8.1% from other customers.

•	Generation. As of December 31, 2004, we had installed generation capacity of 854 MW. During 2004 we generated a total of 2,734 GWh of electricity and 3,807 GWh of Assured Energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We own an interest in the Serra da Mesa hydroelectric generation facility through our wholly owned subsidiary Semesa, and are entitled to 51.54% of its Assured Energy. We also own and operate 19 small hydroelectric generation facilities and one thermoelectric power plant. In addition, we own interests in six hydroelectric facilities currently under construction, which we expect will increase our installed generation capacity to 1,990 MW when completed over the next four years. This new capacity will be used for our own distribution and commercialization activities.

•	Commercialization and Electricity-Related Services. We established CPFL Comercialização Brasil S.A., or CPFL Brasil, to handle our commercialization operations and electricity-related services. CPFL Brasil procures power for our distribution operations, sells power to free consumers, other commercialization companies and distribution utilities, and provides electricity-related services. In 2004, we sold 11,110 GWh of electricity of which 3,691 GWh was sold to unaffiliated third parties.

Our Strategy

     Our overall objective is to continue to be a leading supplier of electricity distribution services in Brazil, while expanding our other activities and maximizing profitability and shareholder value. We are seeking to realize this objective through the following key business strategies:

     Focus on further improving our operating efficiency. The distribution of electricity to captive customers in our distribution concession areas is our largest business segment. We continue to focus on improving our service and maintaining low operating costs by sharing expenses across subsidiaries and investing in new systems that monitor our assets so that they are more efficiently managed. We believe that a strong distribution business of sufficient scale will continue to provide a springboard for our strategies in electricity generation and commercialization.

     Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects. We have entered into construction contracts and obtained financing to bring our portfolio of hydroelectric generating facilities online progressively over the next four years, the first of which started operations in late 2004. We expect 60% of this generating capacity to come online by the beginning of 2006. Each of these generating facilities has associated long-term power purchase agreements, or PPAs, approved by ANEEL, that we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects since there is currently no indication of large scale investment in infrastructure projects by the public sector.

     Expand and strengthen our commercialization business. Free consumers represent a growing segment of the electricity market in Brazil. We strive to maintain our captive market. However, where we face competition, we strive to maintain those of our customers who can become free consumers by means of agreements entered into by CPFL Brasil, our commercialization subsidiary, in addition to attracting additional free consumers from outside of our distribution companies’ concession areas.

     Position ourselves to take advantage of consolidation in our industry by using our experience in successfully integrating and restructuring other operations. We believe that with the stabilization of the regulatory environment in the Brazilian power industry, there may be substantial consolidation in the generation, transmission and, particularly, the distribution sector. Given our financial strength and managerial expertise, we believe that we are well-positioned to take advantage of this consolidation. If good assets are available on attractive terms, we may make acquisitions that complement our existing operations.

Our Service Territory

Distribution

     We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2004. Paulista and Piratininga together supply electricity to a 97,225 square kilometer region in the state of São Paulo. Their service areas include 261 municipalities and a population of approximately 12.7 million people. Our majority owned subsidiary RGE is one of the largest electricity distribution companies in the southern state of Rio Grande do Sul. RGE’s service area covers a 90,718 square kilometer region and includes 262 municipalities and a population of approximately 3.3 million people. Together, Paulista, Piratininga and RGE cover a service area comprised of 523 municipalities and provided electricity to approximately 5.5 million customers as of December 31, 2004. Collectively, the three companies distributed approximately 12.2% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL.

Distribution Companies

     We have three distribution subsidiaries:

•	Paulista. Paulista supplies electricity to a 90,440 square kilometer region in the state of São Paulo with a population of approximately 9.0 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. Paulista had approximately 3.2 million customers as of December 31, 2004. In 2004, Paulista distributed 18,918 GWh of electricity, which accounts for approximately 19.1% of the total electricity distributed in the state of São Paulo, and 5.3% of the total electricity distributed in Brazil, during that period.

•	Piratininga. Piratininga supplies electricity to a 6,785 square kilometer region in the southern part of the state of São Paulo with a population of approximately 3.7 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. Piratininga had approximately 1.2 million customers as of December 31, 2004. In 2004, Piratininga distributed 9,840 GWh of electricity, accounting for approximately 10.0% of the total electricity distributed in the state of São Paulo, and 2.7% of the total electricity distributed in Brazil, during that period.

•	RGE. RGE supplies electricity to a 90,718 square kilometer region in the state of Rio Grande do Sul with a population of approximately 3.4 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.1 million customers as of December 31, 2004. In 2004, RGE supplied 6,717 GWh of electricity (6,418 GWh distributed to final consumers and 299 GWh delivered to small electric concessionaires and small rural cooperatives), which accounts for approximately 33.6% of the total electricity distributed in the state of Rio Grande do Sul, and 2.1% of the total electricity distributed in Brazil during that period. We own 67.07% of RGE through our holdings in Paulista, which we operate as a joint venture with PSEG pursuant to a shareholders’ agreement. Under the agreement, certain corporate decisions require a supermajority vote that prevents either us or PSEG from acting unilaterally. Those decisions include, among others, the distribution of dividends, electing members of the board of directors, any form of capital restructuring and capital reductions and increasing pre-approved authorized capital.

Distribution Network

     Our distribution subsidiaries, Paulista, Piratininga and RGE, own distribution lines with voltage levels ranging from 34.5 kV to 138 kV. These lines distribute electricity from the connection point with the Basic Network to our power sub-stations, in each of our concession areas. All customers that connect to these distribution lines, whether free consumers or other concessionaires, are required to pay a tariff for using the system (tarifa de uso do sistema de distribuição, or TUSD).

     Each of our subsidiaries has a distribution network consisting of a widespread network of predominantly overhead lines and sub-stations having successively lower voltage ranges. Customers are classified in different voltage levels based on their consumption of, and demand for, electricity. Large industrial and commercial consumers receive electricity at high voltage ranges (up to 138 kV) while smaller industrial, commercial and residential customers receive electricity at lower voltage ranges (2.3 kV and below).

     Paulista

     As of December 31, 2004, Paulista had 6,088 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, Paulista had 246 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 5,447 mega-volt amperes (MVA). Of Paulista’s industrial and commercial customers, 87 had 69 kV or 138 kV high-voltage electricity supplied through direct connections to Paulista’s lines. Those customers accounted for approximately 11.6% of Paulista’s total volume of electricity sales during 2004 and approximately 6.3% of Paulista’s total revenues during 2004.

     As of December 31, 2004, Paulista’s distribution network was comprised of urban and rural distribution networks that include 73,881 km of distribution networks and 94,133 distribution transformers (with total transforming capacity of 4,481 MVA).

     Piratininga

     As of December 31, 2004, Piratininga had 545 km of high voltage distribution lines at 88 kV. At that date, Piratininga had 33 sub-stations, with total transforming capacity of 2,435 MVA. Of Piratininga’s 52 high voltage industrial and commercial customers, 1 had 345 kV high voltage electricity and the remainder had 88 kV high-voltage electricity supplied through direct connections to Piratininga’s lines. Those customers accounted for approximately 32.5% of Piratininga’s total volume of electricity sales during 2004 and approximately 17.8% of Piratininga’s total revenues during 2004.

     As of December 31, 2004, Piratininga’s distribution network was comprised of 19,961 km of distribution networks and 30,461 distribution transformers (with total transforming capacity of 2,227 MVA).

     RGE

     As of December 31, 2004, RGE had 1,616 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, RGE had 60 sub-stations, with total transforming capacity of 1,417 MVA. Of RGE’s industrial and commercial customers, 19 have 69 kV high-voltage electricity supplied through direct connections to RGE’s lines and two are connected to the Basic Network at 230 kV. Those customers accounted for approximately 10.6% of RGE’s total volume of electricity sales during 2004 and approximately 6.9% of RGE’s total revenues during 2004.

     As of December 31, 2004, RGE’s distribution network was comprised of urban and rural distribution networks that included 74,752 km of distribution networks and 52,738 distribution transformers (with total transforming capacity of 1,700 MVA).

System Performance

     The following table sets forth certain information concerning our electricity losses for our distribution companies, not including transmission losses related to the Basic Network or Itaipu, and the frequency and duration of electricity outages per customer per year for the years indicated:

	Year ended December 31,
	2004	2003	2002
Paulista
Technical losses	5.50%	5.50%	5.50%
Commercial losses	2.82%	3.20%	3.66%
Total electricity losses	8.32%	8.70%	9.16%
Outages:
Frequency of outages per customer per year (number of outages)	5.11	5.18	6.06
Duration of outages per customer per year (in hours)	5.34	5.35	6.43
Piratininga
Technical losses	4.50%	4.47%	4.47%
Commercial losses	2.02%	2.22%	2.42%
Total electricity losses	6.52%	6.69%	6.89%
Outages:
Frequency of outages per customer per year (number of outages)	5.80	5.40	6.91
Duration of outages per customer per year (in hours)	6.90	6.65	10.23
RGE
Technical losses	8.50%	9.0%	8.6%
Commercial losses	2.43%	1.0%	1.2%
Total electricity losses	10.93%	10.0%	9.8%
Outages:
Frequency of outages per customer per year (number of outages)	15.01	15.48	20.21
Duration of outages per customer per year (in hours)	23.86	25.55	24.64

     Electricity Losses

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our total electricity losses in 2004 were 8.3% at Paulista, 6.5% at Piratininga and 10.9% at RGE, respectively. These electricity loss rates compare favorably to the average for other major Brazilian electricity distributors, which was 12.4% in 2003 according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.

     Since 2002, we experienced a decrease in commercial losses at Paulista and Piratininga. This decrease resulted from a program specifically designed to reduce commercial losses. Our highest technical losses have historically been at RGE, as a result of the fact that it covers an extensive geographic area and is served by medium voltage lines that often extend beyond 150 kilometers. To combat the high technical losses, RGE is expanding its network of higher voltage lines.

     We are also actively engaged in efforts to reduce commercial losses. To achieve this, in both Paulista and Piratininga, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Our goal is to reduce commercial losses in Paulista and Piratininga by 50% through these programs in the next five years. Approximately 376,000 inspections were conducted during 2004 estimating a revenue recovery of R$ 40.7 million in Paulista and R$ 16.5 million in Piratininga. Paulista, Piratininga and RGE currently enjoy one of the lowest rates of commercial losses among Brazilian power companies.

     Power Outages

     We have experienced continued improvement in the quality and reliability of our power supply in recent years, as measured by the frequency and duration of our power outages. The frequency of interruptions per year during 2004 averaged 5.11 interruptions per customer at Paulista, 5.80 interruptions per customer at Piratininga and 15.01 interruptions per customer at RGE, as compared to an average of 12.13 interruptions per customer for Brazilian distribution companies. The average duration of interruptions during 2004 was 5.34 hours per customer at Paulista, 6.90 hours per customer at Piratininga and 23.86 hours per customer at RGE, as compared to an average of 15.82 hours per customer for Brazilian distribution companies. Based on data published by ANEEL, the duration and frequency of outages at Paulista are the lowest in Brazil. The duration and frequency of outages at Piratininga were also influenced by problems in the suppliers’ systems. The duration and frequency of outages at RGE are higher but remain in line with the average rate for power companies in southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. However, these rates are improving given that the 2004 rate was the best in the last 3 years.

     Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption of approximately 8% to 11% of total interruptions. Unscheduled interruptions due to accidental causes, including lightning strikes, fire and wind represented the remainder of our total interruptions. In 2004, we invested a total of R$78 million in material, services and other related items to renovate and improve our distribution network to minimize both scheduled and unscheduled interruptions, and we expect to invest an additional R$80 million for such purposes in 2005.

     We strive to improve response times for our repair services. The quality indicators for the provision of energy by Paulista and Piratininga have maintained levels of excellence while complying with regulatory standards. This was also mainly the result of our efficient operational logistics, including the strategic positioning of our teams and the technology and automation of our network and operation centers, together with a preventive maintenance and conservation plan.

     New technology installed in 2001 allows RGE to receive information about an interruption in real time adding to the indications in its quality of provision. RGE’s value indicators are comparable to other utilities in the southern region of Brazil based on data published by ANEEL and are different than Paulista’s and Piratininga’s value indicators. These are different primarily as result of the geographic characteristics of the southern region and its electricity system, which has a low level of redundancies, long circuits of medium voltage and fewer automated resources.

Purchases of Electricity

     Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2004, we purchased 98.4% of the electricity we distributed. The following table summarizes the total electricity we purchased from Itaipu and others during the periods indicated.

	Year Ended December 31,
	2004			2003			2002
		Average			Average			Average
		Cost			Cost			Cost
	GWh	(R$/MWh)		GWh	(R$/MWh)		GWh	(R$/MWh)
Electricity we purchased from Itaipu	10,336	R$	91.70	10,575	R$	92.92	9,791	R$	107.15
Electricity we purchased from others	31,059		74.17	29,882		65.02	31,820		54.98

	41,395	R$	78.55	40,457	R$	72.29	41,611	R$	67.25

Itaipu

     We purchased 10,336 GWh of electricity in 2004 from the Itaipu power plant, or 25.0% of the total electricity we purchased in 2004. Itaipu is located on the border of Brazil and Paraguay, and is subject to a bilateral treaty between the two countries pursuant to which Brazil is demanded to purchase specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law, to purchase a portion of the electricity that Brazil is required to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL determines annually the volume of energy to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established quota, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 14.7% of Itaipu’s total supply to Brazil. This quota was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have historically been well above the national average cost for bulk supply of electricity.

     In 2004, we paid an average of R$91.70 per MWh for purchases of electricity from Itaipu, as compared to R$92.92 during 2003 and R$107.15 during 2002. These figures do not include the transmission tariff that distribution companies must pay for the transmission of electricity.

Other Suppliers

     We purchased 31,059 GWh of electricity in 2004 from generating companies other than Itaipu, representing 75.0% of the total electricity we purchased. Of that amount, 26,339 GWh, or 84.8%, was purchased pursuant to long-term supply contracts, of which 14,758 GWh was governed by Initial Supply Contracts, and 1,140 GWh was purchased from co-generation suppliers. The remaining 3,580 GWh, or 11.5%, were purchased at spot rates pursuant to short-term contracts in the Energy Trading Market.

     For more information on Initial Supply Contracts and the Energy Trading Market, see “The Brazilian Power Industry.” The following table shows amounts purchased from suppliers other than Itaipu for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
		(in GWh)
Long-Term Supply Contracts:
Furnas Centrais Elétricas S.A.	4,931	7,584	10,166
Companhia Energética de São Paulo – CESP	5,435	7,362	9,860
Companhia de Geração de Energia Elétrica Tietê	2,092	3,051	3,485
Duke Energy Inter. Ger. Paranapanema S.A.	2,709	3,328	2,689
Tractebel Energia S.A.	6,869	2,922	1,984
AES Uruguaiana Ltda	773	773	768
EMAE – Empresa Metropolitana de Águas e Energia S.A.	366	528	710
Companhia Estadual de Energia Elétrica — CEEE	309	463	1,121
Petrobrás – Petróleo Brasileiro S.A.	2,855	—	—
Co-generation	1,140	822	403

Total long-term contracts	27,479	26,833	31,186
Other Sources:
Short-term contracts and wholesale market purchases	3,580	3,049	634

Total other sources	3,580	3,049	634

Total	31,059	29,882	31,820

     The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the volume of energy purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract. Our Initial Supply Contracts are governed by a special regime that provides for annual reductions in volume from 2002 through 2005, when they terminate. The electricity to replace such annual reductions comes from bilateral contracts previously entered into and from energy bought in public auctions, since according to the New Model Law, distributors are no longer allowed to buy electricity in bilateral contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Background —Prices for Purchased Electricity.”

     Transmission Tariffs. In 2004, we paid a total of R$627 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Customers, Analysis of Demand and Tariffs

Customers

     We classify our customers into five principal categories:

•	Industrial customers. Industrial customers accounted for 40.4%, 56.5% and 43.8% of the electricity sold in 2004 by Paulista, Piratininga and RGE, respectively. The principal industries supplied by our distribution companies in 2004 were food and beverage, metal, automotive, furnishings and plastic production.

•	Residential customers. Residential customers accounted for 27.2%, 22.2% and 22.4% of the electricity sold in 2004 by Paulista, Piratininga and RGE, respectively.

•	Commercial customers. Commercial customers, which include service-oriented businesses, universities and hospitals, accounted for 16.3%, 13.1% and 12.5% of the electricity sold in 2004 by Paulista, Piratininga and RGE, respectively.

•	Rural customers. Rural customers accounted for 4.8%, 1.6% and 13.1% of the electricity sold in 2004 by Paulista, Piratininga and RGE, respectively.

•	Other customers. Other customers, which include public and municipal services such as street lighting, accounted for 11.3%, 6.6% and 8.2% of the electricity sold in 2004 by Paulista, Piratininga and RGE, respectively.

Analysis of Demand

     The following table sets forth certain information regarding our total customers, electricity sales and gross revenues for the periods indicated.

	Year Ended December 31,
	2004				2003				2002
	Customers *	Volume	Revenues		Customers *	Volume	Revenues		Customers *	Volume	Revenues
	(thousands)	(GWh)	(R$ millions)		(thousands)	(GWh)	(R$ millions)		(thousands)	(GWh)	(R$ millions)
Paulista
Industrial	42	7,634	R$	1,578	41	8,197	R$	1,387	41	7,828	R$	1,140
Residential	2,745	5,155		1,921	2,675	5,034		1,637	2,602	4,802		1,353
Commercial	264	3,089		960	256	2,920		790	248	2,757		646
Rural	92	900		162	90	851		134	87	773		105
Others	25	2,121		460	23	2,087		390	24	1,995		319
Our consumption	1	19		—	1	19		—	—	30		—

Total	3,169	18,918	R$	5,082	3,086	19,108	R$	4,338	3,002	18,185	R$	3,563

Piratininga

Industrial	10	5,561	R$	997	10	6,238	R$	979	9	5,954	R$	814
Residential	1,122	2,183		812	1,091	2,138		719	1,059	2,035		530
Commercial	81	1,290		419	79	1,298		378	81	1,232		312
Rural	7	157		25	7	156		22	7	151		18
Others	6	645		149	6	643		136	6	606		108
Our consumption	—	4		—	—	5		—	—	5		—

Total	1,226	9,840	R$	2,403	1,193	10,478	R$	2,234	1,162	9,983	R$	1,782

RGE

Industrial	30	2,813	R$	655	30	2,564	R$	509	29	2,412	R$	373
Residential	805	1,437		569	797	1,419		507	761	1,406		410
Commercial	94	801		312	95	766		261	93	741		198
Rural	131	838		125	129	810		103	135	809		84
Others	12	528		141	11	526		120	11	518		93
Our consumption	—	1		—	—	1		—	—	1		—

Total	1,072	6,418	R$	1,801	1,062	6,086	R$	1,500	1,029	5,887	R$	1,158

Our share (67.07%) of RGE	—	4,305		1,208	—	4,083		1,006	—	3,948		777

Total	5,467	33,063	R$	8,693	5,341	33,669	R$	7,578	5,193	32,116	R$	6,122

*	Represents active customers (meaning customers who are connected to the distribution network) rather than customers invoiced at year-end.

Tariffs

     Retail Distribution Tariffs. We classify our customers into two different groups, Group A customers and Group B customers, based on the voltage level at which the electricity is supplied to such customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “The Brazilian Power Industry.”

     Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per kW, is based on the higher of (1) contracted firm capacity or (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed. Tariffs charged to Group A customers are lower than those for Group B customers because Group A customers consume electricity at higher voltage ranges, and therefore avoid the costs associated with lowering the electricity voltage as is required for consumption by our Group B customers. Group A customers are those that will likely qualify as free consumers under the New Industry Model Law.

     Group B customers receive electricity at less than 2.3 kV (220V and 127V). Tariffs for Group B customers consist solely of an energy consumption charge and are based on the classification of the customer.

     The following tables set forth certain information regarding our retail tariffs and revenues net of ICMS for the periods indicated.

	Paulista
	Year Ended December 31,
	2004						2003						2002
	Average			Net Revenue			Average						Average
	Tariff		Volume	(R$ Million)		Customers	Tariff		Volume	Net Revenue		Customers	Tariff		Volume	Net Revenue		Customers
	(R$/MWh)		(GWh)				(R$/MWh)		(GWh)	(R$ Million)			(R$/MWh)		(GWh)	(R$ Million)
Group A:
A2 – 138 kV	R$	119.9	2,198	R$	263.5	80	R$	100.28	3,203	R$	321.2	73	R$	85.36	2,991	R$	255.3	64
A3 – 69 kV		223.5	7		1.5	7		142.11	19		2.7	7		157.91	16		2.6	5
A4 - 11.9 to 23 kV		184.7	7,931		1,465.0	12,085		156.29	7,412		1,158.4	11,574		160.11	7,104		1,137.4	11,108

Total Group A	R$	170.7	10,136	R$	1,730.0	12,172	R$	139.39	10,634	R$	1,482.3	11,654	R$	137.99	10,111	R$	1,395.3	11,177

Group B:
B1 – Residential	R$	302.8	5,146	R$	1,557.9	2,745,348	R$	264.11	5,026	R$	1,327.4	2,675,232	R$	190.06	4,796	R$	911.5	2,602,144
B2 – Rural		175.5	610		107.0	90,148		158.56	555		88.0	89,236		136.77	492		67.3	86,554
B3 - Others		288.0	2,352		677.4	319,266		257.59	2,229		573.9	308,592		221.42	2,158		477.9	300,935
B4 – Public Lighting		154.3	674		104.0	1,651		137.95	664		91.6	1,335		121.20	627		76.0	994

Total Group B	R$	278.6	8,782	R$	2,446.3	3,156,413	R$	245.58	8,474	R$	2,080.9	3,074,395	R$	189.85	8,073	R$	1,532.7	2,990,627

Total	R$	220.8	18,918	R$	4,176.6	3,168,585	R$	186.48	19,108	R$	3,563.2	3,086,049	R$	161.01	18,185	R$	2,928.0	3,001,804

*	The difference in the number of customers reflects a change in the criteria used by the distribution companies.

	Piratininga
	Year Ended December 31,
	2004						2003						2002
	Average			Net Revenue			Average						Average
	Tariff		Volume	(R$ Million)			Tariff		Volume	Net Revenue			Tariff		Volume	Net Revenue
	(R$/MWh)		(GWh)			Customers	(R$/MWh)		(GWh)	(R$ Million)		Customers	(R$/MWh)		(GWh)	(R$ Million)		Customers
Group A:
A1 – 345 kV	R$	101.1	1,602	R$	162.0	1	R$	90.46	1,677	R$	151.7	1	R$	81.40	1,449	R$	117.2	1
A2 – 88 kV		118.9	1,598		190.0	51		105.10	2,332		245.1	45		91.50	2,418		221.2	44
A3a - 34.5 kV		0	0		0	0		—	—		—	—		130.70	5		0.8	—
A4 - 11.9 to 23 kV		194.6	3,339		649.9	2,928		177.10	3,219		570.1	2,774		154.20	2,991		461.7	3,147

Total Group A	R$	153.2	6,540	R$	1,001.9	2,980	R$	133.75	7,228	R$	966.9	2,820	R$	116.70	6,863	R$	800.9	3,192

Group B:
B1 – Residential	R$	301.8	2,182	R$	658.6	1,122,180	R$	275.06	2,137	R$	587.8	1,090,742	R$	210.90	2,034	R$	429.0	1,059,133
B2 – Rural		192.7	66		12.8	7,037		175.38	65		11.4	6,782		149.30	67		9.2	6,747
B3 – Others		319.2	810		258.4	93,637		292.27	804		234.4	91,952		246.90	791		195.4	92,265
B4 - Public Lighting		167.0	242		40.4	171		151.64	244		37.0	100		129.60	228		30.0	495

Total Group B	R$	294.0	3,300	R$	970.2	1,223,025	R$	268.04	3,250	R$	870.6	1,189,576	R$	212.69	3,120	R$	663.6	1,158,640

Total	R$	200.4	9,840	R$	1,972.1	1,226,005	R$	175.40	10,478	R$	1,837.5	1,192,396	R$	146.70	9,983	R$	1,464.5	1,161,832

	RGE
	Year Ended December 31,
	2004						2003						2002

	Average Tariff		Volume	Net Revenue			Average Tariff		Volume	Net Revenue			Average Tariff		Volume	Net Revenue
	(R$/MWh)		(GWh)	(R$ Million)		Customers	(R$/MWh)		(GWh)	(R$ Million)		Customers	(R$/MWh)		(GWh)	(R$ Million)		Customers
Group A:
A1 – 230 kV	R$	135.82	146	R$	19.9	2	R$	112.44	131.1	R$	14.7	2	R$	85.37	123.7	R$	10.6	2
A2 – 138 kV		—	—		—	—		—	—		—	—		—	—		—	—
A3 - 69 kV		143.2	564		80.7	17		118.27	523.0		61.9	19		90.53	501.7		45.4	18
A3a – 34.5 kV		244.92	6		1.4	1		333.65	1.0		0.3	1		121.02	5.3		0.6	1
A4 – 11.9 to 22 kV		177.42	3,172		562.8	5,176		155.45	2,945.6		457.9	4,943		116.74	2,763.3		322.6	4,715

Total Group A	R$	170.99	3,888	R$	664.8	5,196	R$	148.53	3,600.7	R$	534.8	4,965	R$	111.73	3,394.0	R$	379.2	4,736

Group B:
B1 – Residential	R$	295.85	1,436	R$	424.9	805,270	R$	258.26	1,418.4	R$	366.3	796,973	R$	217.77	1,405.0	R$	306.0	760,472
B2 – Rural		216.92	367		79.5	130,899		190.26	343.1		65.3	127,960		154.79	365.9		56.5	135,301
B3 – Others		326.43	796		259.7	130,666		289.20	779.4		225.4	132,037		226.92	768.1		174.3	128,428
B4 – Public Lighting		162.15	230		37.3	253		142.97	235.4		33.7	252		115.67	233.8		27.0	247

Total Group B	R$	283.36	2,828	R$	801.5	1,067,088	R$	248.78	2,776.3	R$	690.7	1,057,222	R$	203.40	2,772.8	R$	563.8	1,024,448

Total	R$	218.32	6,716	R$	1,466.3	1,072,284	R$	192.18	6,377.0	R$	1,225.5	1,062,187	R$	152.92	6,166.8	R$	943.0	1,029,184

     Under current regulations, a low income residential customer is any single phase customer who (1) consumes less than 80 kWh per month, (2) has not had electricity consumption of more than 120 kWh per month more than twice during any previous twelve-month period or (3) consumed between 80 kWh and 220 kWh on a monthly basis within the previous twelve months and has filed an application to receive benefits under any of the Brazilian government’s social programs. Low income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff decreed by ANEEL.

     The following table sets forth the discount rates as of December 31, 2004 approved by ANEEL and available for each type of low income residential customer.

	Paulista	Piratininga	RGE
		(R$/MWh)
Low Income Residence:
Up to 30 kWh	112.78	109.87	112.06
31 to 100 kWh	193.33	188.34	192.12
101 to 200 kWh (RGE: 101 to 160 kWh)	289.97	282.52	288.22
201 to 220 kWh (RGE: above 160 kWh).	322.19	313.89	320.22

     TUSD. Under applicable laws and regulations, we are required to allow others to use our high-voltage distribution lines, including free consumers within our distribution concession areas that are supplied by third parties. All of our customers must pay a fee for the use of our network. In 2004, we received R$216.8 million in tariff revenues for the use of our network. The average tariff for the use of our network was R$34.18/MWh in 2004, including the TUSD we charge to other distributors connected to our distribution network.

Billing Procedures

     The procedure we use for billing and payment for electricity supplied to our customers is determined by customer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within three business days after the meter reading, with payment required within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice, is sent to the customer and a period of 15 days is provided to eliminate the amount owed to us. If payment is not received within three business days after the 15 day period, the customers’ electricity supply is suspended.

High voltage customers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the customer four business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the customer is subject to discontinuation of service.

     At December 31, 2004, customers in default represented 1.89% of annual revenues at Paulista and 1.76% at Piratininga. These figures have fallen in the last few years and currently are among the lowest in the Brazilian power industry. The customers in default in 2004 at RGE represented 4.46% of annual revenues, which is on par with power companies in southern Brazil.

Customer Service

     We strive to provide high-quality customer service to our distribution customers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2004, our call centers responded to more than 12.9 million calls. We also provide customer service through our internet website, which handled approximately 2.5 million customer requests in 2004, and through our 70 branch offices, which handled approximately 1.3 million customer requests in 2004. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

     For Paulista and Piratininga, customer requests handled through our internet website represented 19.6% of total requests in 2004, an increase of 28% compared to 2003. The significantly large number of electronic requests has allowed us to reduce our customer service costs.

Supply chain

     Aiming to achieve economies of scale in the processes of supply, contracting and quality control of materials between our distribution companies Paulista and Piratininga, we have centralized the four distribution centers of Paulista and Piratininga into a single location, coordinated the purchasing of materials, and established long-term supply contracts (one year minimum). Such actions include:

•	establishing of standby supply reserves with suppliers to meet fluctuations in demand;

•	allowing onsite delivery within our concession areas;

•	implementing programs in respect of demand forecast;

•	reorganizing service suppliers, allowing increased productivity and a reduction in costs;

•	establishing ongoing auditing program for the monitoring of the production process reducing the return of supplies.

     In part as a result of these measures, we obtained the following results:

•	an increase of the turn-over of our inventories in Paulista and Piratininga of 4.35 in 2002 to 7.33 in 2004, representing a decrease in inventory turn-over from 2.75 months in 2002 to 1.64 months in 2004;

•	a reduction and optimization of our outstanding inventory of materials and equipment from R$33.2 million in July 2002 (R$48.2 as adjusted to reflect the effects of inflation) to R$25 million at December 31, 2004; and

•	gains in economies of scale in our supply chain.

     The supply process in RGE is based on the planning of inventory policies that take advantage of the classification of materials. Our suppliers forward the materials to a centralized and outsourced distribution center.

     The delivery of materials to the actual site of maintenance is controlled by an automated system.

     An outsourced logistics operator handles the transportation from the distribution centers to locations such as special clients, operational bases for maintenance sites and contractors’ sites located in new projects.

Research and Development

     Our distribution concession agreements require us to implement research and development and electricity efficiency programs, to which distributors must direct 1% of their net revenues. Our electricity efficiency program is designed to foster the efficient use of electricity by our customers, reduce technical and commercial losses, and offer products and services for improvement of satisfaction, loyalty and enhancement of our image. The research and development project utilizes technological research to develop products, which may be used internally, as well as sold to the public. In 2004, we spent approximately R$60 million on these programs.

Generation of Electricity

     We are actively expanding our generating capacity. In accordance with Brazilian regulation, revenues from generation are based mainly on our Assured Energy, or Assured Energy of each facility, rather than its installed capacity or actual output of each generating facility. Assured Energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement. Actual output is determined periodically by the ONS in view of demand and hydrological conditions. Provided generators have sold their electricity, they will receive at least the amount relating to the Assured Energy, even if they do not actually generate all of it. Conversely, in case the generators’ output exceeds the Assured Energy their incremental revenue will only cover the costs associated thereto.

     In 2001, we significantly increased our installed generating capacity by purchasing Semesa, our wholly-owned subsidiary, which has a 51.54% interest in the Assured Energy from the Serra da Mesa power plant. We also operate 19 Small Hydroelectric Power Plants and one thermoelectric plant through our wholly-owned subsidiary CPFL Centrais Elétricas S.A., or CPFL Centrais Elétricas. Our total installed generation capacity from these facilities was 854 MW as of December 31, 2004, with the start of operation of the Monte Claro plant’s first generating unit. We produce electricity almost exclusively through our hydroelectric plants. We generated 2,734 GWh in 2004, 2,633 GWh in 2003 and 2,433 GWh in 2002. We are also currently involved in joint ventures to build six new hydroelectric facilities, including Monte Claro, where we are finalizing the construction of a second generating unit. We are also renovating existing facilities in order to increase our total installed generation capacity to 1,990 MW.

     All of our hydroelectric plants are members of the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), which mitigates hydrologic risks. MRE’s main purpose is to assure that all the participant power plants receive their level of Assured Energy, regardless of their actual levels of electricity generation. In other words, MRE reallocates energy, transferring excess electricity from those plants that generated more than their Assured Energy to those that generated a lower level.

     The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2004.

	Installed	Assured		Placed in	Facility		Concession
	Capacity	Energy		Service	Upgraded		Expires
	(MW)	(GWh/yr.)
Hydroelectric plants:

Serra da Mesa	1,275.0	5,878.0		1998				(1)
Our share of Serra da Mesa (51.54%)	657.1	3029.5
Monte Claro (1st unit)	65.0	509.8		2004			2036
Our share of Monte Claro (65%)	42.3	331.4
Americana	30.0	78.9		1949	2002		2027
Buritis	0.8	7.9		1922		(3)	2027
Capão Preto	5.5	8.7		1911		(2)	2027
Cariobinha	1.3	—		1936		(4)	2027
Chibarro	2.3	6.1		1912		(2)	2027
Dourados	10.8	68.0		1926	2002		2027
Eloy Chaves	19.0	106.9		1954	1993		2027
Esmeril	5.0	25.2		1912	2003		2027
Gavião Peixoto	4.1	19.3		1913		(2)	2027
Jaguari	11.8	78.8		1917	2002		2027
Lençóis	1.7	14.7		1917	1988		2027
Monjolinho	0.6		(5)	1893	2003		2027
Pinhal	6.8	32.4		1928	1993		2027
Salto do Pinhal	0.6	—		1911		(4)	2027
Salto Grande	4.6	23.8		1912	2003		2027
Santana	4.3	25.4		1951	2002		2027
São Joaquim	8.1	49.3		1911	2002		2027
Socorro	1.0	5.3		1909	1994		2027
Três Saltos	0.7	5.3		1928		(3)	2027

Thermoelectric plants:
Carioba	36.0	219.0		1954			2027

Total	854.2	4,135.9

(1)	The concession for Serra da Mesa is held by Furnas. We have a contractual right for 51.54% of the Assured Energy of this facility, as provided by a 30-year rental agreement, expiring in 2028, duly approved by ANEEL.

(2)	Power plants that will be upgraded by 2007.

(3)	Power plants that will be upgraded by 2008.

(4)	Power plants that are not active.

(5)	Monjolinho has recently resumed operations. In April 2005, MME approved Assured Energy of 2.71 GWh per year.

     Serra da Mesa. Our largest hydroelectric facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders. Furnas began construction on the Serra da Mesa facility in 1985. In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction. Serra da Mesa currently consists of three hydroelectric facilities located on the Tocantins River in the state of Goiás. The Serra da Mesa facility began operations in 1998 and has an installed capacity of 1,275 MW. The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility. Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires. We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 and that adjusts annually based on the IGP-M. After the electricity purchase arrangement with Furnas expires in 2014 and until 2028, we will retain the right to 51.54% of the Assured Energy of Serra da Mesa. However, we will be allowed to commercialize it in accordance with regulations applicable at such time. Our share of the installed capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.

     Small Hydroelectric Power Plants. Through our subsidiary CPFL Centrais Elétricas, we operate 19 Small Hydroelectric Power Plants, most of which were constructed early in the twentieth century. As part of a program of operation and modernization of these power plants, we have been investing in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives we hope to increase the Assured Energy of such plants, their production of electricity and our profitability, while minimizing operational costs.

     We began the modernization program in 1988, with the renovation of the deactivated Lençóis plant. We installed new generation units with 1.68 MW of installed generation capacity and made repairs and modifications to our infrastructure. In 1993, we increased the installed generation capacity of the Eloy Chaves and Pinhal power plants from 8.8 MW to 19 MW and from 0.6 MW to 6.8 MW, respectively. In 1994 the Socorro power plant was also renovated with the installation of a generator with 1 MW of installed generation capacity. Between 2000 and 2002, we invested R$36 million in the renovation and automation of Dourados, São Joaquim, Esmeril and Salto Grande, increasing their total installed generation capacity by 11.4 MW.

     The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operations center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.

     Our costs of operation and maintenance decreased from R$26.47/MWh in 1997 to R$9.62/MWh in 2000 and to R$8.7/MWh in 2004. The rate of availability of our power generation equipment increased from 82% in 1997 to 96% in 2004. During the period between 2004 and 2008, we expect to modernize five power plants: Buritis, Capão Preto, Chibarro, Gavião Peixoto and Três Saltos. In 2004, modernizing projects were presented for Gavião Peixoto, Chibarro and Capão Preto. The Gavião Peixoto project was approved by ANEEL in July of 2004 and the plant is scheduled to re-initiate operations in the beginning of 2007.

     Thermoelectric Plants. We operate one thermoelectric power plant with an installed capacity of 36 MW. The Carioba facility was constructed in 1954. As of 2002, the Carioba facility was operating with 100% fuel-subsidized oil. Beginning in 2003, this subsidy was gradually reduced and it will be phased out entirely by 2006. Contracted electricity will simultaneously decrease by 25% per year, and as a result, by 2006 all electricity generated at Carioba will be available to be contracted pursuant to PPAs.

     Monte Claro. On December 29, 2004, Monte Claro’s first generating unit began operations with an installed capacity of 65 MW and Assured Energy of 509.8 GWh a year. The second generating unit is scheduled to begin operations in 2005, with an installed capacity of 65 MW and assured energy of 7.0 GWh per year, totaling 130 MW in installed capacity and 516.8 GWh in assured energy per year. This plant belongs to the CERAN Complex in which CPFL Geração holds a 65% ownership interest.

Expansion of Generation Capacity

     Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently involved in the construction of six new hydroelectric generation facilities with a total expected installed capacity of 2,720 MW, of which our share will be 1,135 MW. By the second quarter of 2006, we expect that approximately 60% of the generating capacity from these facilities will come online.

     The following table sets forth information regarding our current hydroelectric generation projects as of December 31, 2004.

								Estimated
								Installed	Estimated
	Estimated	Estimated	Estimated		Commence-	Expected		Capacity	Assured
	Installed	Assured	Construction		ment of	Start of	Our	Available	Energy
	Capacity	Energy	Cost		Construction	Operations	Ownership	to us	Available to us
	(MW)	(GWh/yr)	(R$ million				(%)	(MW)	(GWh/yr)
			adjusted
			to December
			2004)
Barra Grande	690	3,334.1	1,608.7		July 2001	2005	25.01	172.6	833.7
Campos Novos	880	3,310.4	1,532.3		August 2001	2006	48.72	428.8	1,612.9
CERAN Complex
Castro Alves	130	560.6	250.9		April 2004	2007	65.00	84.5	364.4
Monte Claro (2nd unit)	65	7.0	316.9 (*	)	April 2002	2005	65.00	42.3	4.6
14 de Julho	100	438.0	255.5		October 2004	2007	65.00	65.0	284.7

Total	295	1,005.6	823.3				65.00	191.8	653.6
Foz do Chapecó	855	3,784.3	1,913.4		2005	2008	40.00	342.0	1,513.7

Total available to us								1,135.2	4,614.0

(*) Refers to the total estimated construction costs for the entire Monte Claro plant.

     Barra Grande Project. We own a 25.01% interest in BAESA, a joint venture formed to construct, finance and operate the Barra Grande hydroelectric plant pursuant to a 35-year concession granted in May 2001. The plant is under construction on the Pelotas River on the border between the states of Rio Grande do Sul and Santa Catarina. The plant is projected to have an installed generation capacity of 690 MW and estimated Assured Energy of 3,334 GWh per year, of which our share will be 833.7 GWh per year. The other shareholders of the joint venture are Alcoa (42.18%), CBA – Companhia Brasileira de Alumínio (15.00%), DME – Departamento Municipal de Eletricidade de Poços de Caldas (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%). Upon completion, the facility will be operated by a consortium formed by our subsidiary CPFL Geração and Alstom Brasil Ltda. The total estimated construction cost for the facility is R$1,608.7 million, of which we will be responsible for R$402.3 million. Construction began in July 2001, and we anticipate that the plant will begin operating in October 2005. Barra Grande will add 172.6 MW to our generation capacity.

     The capital structure for this joint venture is 36% equity and 64% debt. The joint venture obtained R$460.6 million of financing for the Barra Grande project from BNDES. Hejoassu Administração Ltda., or Hejoassu, the holding company of the Votorantim Group, Camargo Corrêa S.A. and Alcoa Alumínio S.A. are guaranteeing the financing. The financing is also guaranteed by a pledge of (i) the shares of BAESA held by Alcoa Alumínio S.A., CPFL Geração, Camargo Corrêa Cimentos S.A., CBA and DME Energética Ltda. and (ii) the rights of BAESA under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by BAESA. During 2003 and 2004, several disbursements were made in the total amount of R$330.96 million and R$138.40 million, respectively for each year. Those amounts, by the time the disbursement occurred, were adjusted to take into account the effects of inflation. On September 30, 2004, the joint venture also issued debentures in the amount of R$185.45 million. These debentures are guaranteed by the members of the joint venture, in proportion to their respective percentage ownership interests. Additionally, BAESA has signed additional financing from BNDES in the amount of R$300 million, for which the joint venture has already received the first disbursement on February 25, 2005, in the amount of R$117.5 million. This additional financing is secured with a bank guarantee. Construction on the plant began in July 2001 and has been running according to the original budget and schedule. We signed a turn-key EPC contract with Construções Comércio Camargo Corrêa, Alstom Brasil Ltda. and Engevix Engenharia Ltda. in August 2001. As of December 31, 2004, the total amount invested in the project was R$1,012.2 million (R$1,258.9 million, as adjusted to reflect the effects of inflation), of which our share was R$253.1 million (R$314.8 million adjusted).

     Campos Novos Project. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant is under construction on the Canoas River in the State of Santa Catarina and is expected to have an estimated installed capacity of 880 MW and estimated Assured Energy of 3,310.4 GWh per year, of which our share will be 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (22.69%), CNT – Companhia Níquel Tocantins (20.04%), CEEE – Companhia Estadual de Energia Elétrica (6.51%) and CELESC – Centrais Elétricas de Santa Catarina (2.03%). Upon completion, the facility will be operated by ENERCAN under CPFL Geração’s supervision. The total estimated construction cost for the Campos Novos project is R$1,532 million, of which we will be responsible for R$746.4 million. Construction began in August 2001, and we anticipate that the plant will begin operating in January 2006. Campos Novos will add 428.8 MW to our generation capacity.

     The expected capital structure is 37.0% equity and 63.0% debt. ENERCAN obtained R$619.87 million of financing for the project from BNDES. Hejoassu will be the only guarantor of this financing. During 2003 and 2004, several disbursements were made in the total amount of R$297.98 million and R$245.62 million, respectively for each year. On January 12, 2005, an additional disbursement was made in the amount of R$86.43 million. ENERCAN also obtained additional financing from the Inter-American Development Bank, or IDB, in an amount of US$75 million, which is guaranteed by Hejoassu and by us. The first disbursement in the amount of US$50 million occurred on April 7, 2005. The construction on Campos Novos was initiated in August 2001 and is proceeding according to schedule and the original budget. We signed a turn-key EPC contract with Camargo Corrêa, GE Hydro Inepar do Brasil S.A., CNEC Engenharia S/A and Engevix in October 2001. As of December 31, 2004, the total amount invested in the project was R$921.0 million, (R$1,161.5 million, as adjusted to reflect the effects of inflation), of which our share was R$448.7 million (R$565.9 million adjusted).

     CERAN Project. We own a 65.00% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30.00%) and Desenvix (5.00%). The CERAN hydroelectric complex consists of three hydroelectric plants: 14 de Julho, Monte Claro and Castro Alves. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul. The total cost of constructing the complex is estimated at R$823.3 million, of which we will be responsible for R$535.1 million. The Monte Claro plant began its operation in December 2004 with the introduction of its first generating unit and will be operating at full capacity in 2005 with the introduction of its second generating unit. The entire CERAN Complex will be fully on-line by 2007.

     The facility will have estimated installed capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh. Upon completion, the facility will be operated by CERAN under CPFL Geração’s supervision. We anticipate that the plant will add 234 MW to our generation capacity.

     The expected capital structure is 34.0% equity and 66.0% debt. We have provided a 100% guarantee of the construction costs for the CERAN complex. The financing is also guaranteed by a pledge of (i) the shares of CERAN held by the shareholders and (ii) the rights of CERAN under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by CERAN. CERAN obtained R$436 million of financing for the CERAN complex from BNDES. During 2004, several disbursements were made in the total amount of R$203.2 million. In 2005, two additional disbursements were made on February 28 and March 1, in the amount of R$10.1 million and R$8.2 million, respectively. We signed a turn-key EPC contract with Construções e Comércio Camargo Corrêa S.A., Alstom Brasil Ltda. and Engevix Engenharia Ltda. in May 2002. As of December 31, 2004, the total amount invested in the project was R$305.6 million (R$366.7 million, as adjusted to reflect the effects of inflation), of which our share was R$198.6 million (R$238.4 million adjusted).

     Foz do Chapecó Project. We own a 40.00% interest in Foz do Chapecó Consortium, a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. Companhia Vale do Rio Doce and CEEE also have ownership interests in the Foz do Chapecó Consortium. The Foz do Chapecó hydroelectric plant will be located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is estimated at R$1,913 million, of which we will be responsible for R$765.2 million. We anticipate that the plant will begin operating in 2008 and will add 342 MW to our generation capacity.

     We are currently structuring the financing of this project. We have already obtained the Prior License (Licença Prévia, or LP) for the Foz do Chapecó Project and the Installation License (Licença de Instalação, or LI) by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA – Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis) and anticipate beginning construction in 2005.

Electricity Commercialization and Services

     In 2003, our subsidiary CPFL Brasil started operating our commercialization activities. Previously, we offered electricity-related services principally through our distribution subsidiaries Paulista and Piratininga, and conducted commercialization activities through CPFL Geração.

Commercialization Operations

     CPFL Brasil carries out our electricity commercialization operations. Its key functions are:

•	procuring electricity for our distribution companies and its commercialization activities by entering into bilateral contracts with generating companies (including CPFL Geração) and purchasing electricity in public auctions from generation companies;

•	reselling electricity to free consumers; and

•	reselling electricity to distribution companies (including Paulista, Piratininga and RGE).

     The rates at which CPFL Brasil purchases and sells electricity are determined in negotiations with its suppliers and customers and are not generally established by ANEEL. In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to Paulista, Piratininga and RGE, but profit margins from sales to related parties have been limited to an average of 10% by ANEEL regulations. Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30% of their electricity requirements from affiliated companies. The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004. However we are permitted to sell electricity to distributors through the open bidding process in the Regulated Market.

     CPFL Brasil’s trading floor is equipped with modern computer equipment and software that allows it to monitor in real time the electricity needs of our distribution companies and the output of our generating companies. Together with our experienced commercialization team, we believe our trading floor provides a solid base from which to conduct commercialization activities.

Electricity-Related Services

     We offer our customers a wide range of electricity-related services through Paulista, Piratininga, and CPFL Brasil. These services are designed to help customers improve the efficiency, cost and reliability of the electric services they use. Our principal electricity-related services include:

•	thermographic inspections of a client’s electrical equipment using infrared technology to ensure that the equipment is functioning properly and to anticipate and prevent electrical shortages;

•	use of our new product “Power Quality” which allows our industrial and commercial customers to analyze their electrical systems to ensure that they are functioning at their optimum technical level and are providing the most efficient, reliable and economically affordable service;

•	lectures and training sessions for our clients’ technical staff on a wide range of topics which affect a client’s ability to effectively use and maintain its electrical services and equipment. Recent lectures have addressed the electricity industry tariff structure, co-generation and the proper administration of electricity; and

•	construction of turn-key electric substations and transmission lines.

Competition

     We have been granted concessions to generate and distribute electricity in a substantial area within the states of São Paulo, Rio Grande do Sul, Santa Catarina and Goiás and we face competition from other generation and commercialization companies for free consumers. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

     Brazilian law provides that all of our concessions can be renewed one single time with approval from MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services are met. We intend to apply for the extension of each concession upon its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. Since ANEEL has absolute discretion over whether to renew existing concessions, the acquisition of certain concessions by competing investors could adversely affect our results of operations.

Our Concessions

     We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses.

     We were granted the following concessions with respect to our distribution business:

Concession No.	Concessionaire	State	Term
014/1997	Paulista	São Paulo	30 years from November 20, 1997
09/2002	Piratininga	São Paulo	30 years from September 23, 1999
013/1997	RGE	Rio Grande do Sul	30 years from November 6, 1997

     Our generation business is supported by the following concessions:

Concession No.	Concessionaire	Plant	State	Term
128/2001	Foz do Chapecó Energia S.A.	Foz do Chapecó	Santa Catarina, Rio Grande do Sul	35 years from November 7, 2001
036/2001	Energética Barra Grande S.A.	Barra Grande	Rio Grande do Sul	35 years from May 14, 2001
008/2001	Companhia Energética Rio das Antas	14 Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 3, 2001
043/2000	Campos Novos Energia S.A.	Campos Novos	Santa Catarina	35 years from May 29, 2000
015/1997	CPFL Centrais Elétricas	Our 19 Small Hydroelectric Power Plants and one thermoelectric facility	São Paulo	30 years from November 20, 1997
Decree N° 85,983/81	Semesa S.A.(1)	Serra da Mesa	Goiás

(1)	The concession for Serra da Mesa is held by Furnas. We have the contractual right for 51.54% of the Assured Energy of this facility under a 30-year rental agreement, expiring in 2028, duly approved by ANEEL

Properties

     Our principal properties consist of hydroelectric generation plants, substations and distribution networks which are located in the states of São Paulo, Rio Grande do Sul, Santa Catarina and Goiás. The net book value of our total property, plant and equipment as of December 31, 2004 was R$4,879 million. Apart from our distribution network, no single one of our properties produces more than 10% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

     In addition, we are involved in the construction of six new electricity generation facilities. The aggregate investment forecasted for these facilities is approximately R$5,877 million, of which our share corresponded to R$2,449 million, adjusted as of December 31, 2004.

     Pursuant to Brazilian law, essential properties and facilities used by us to perform our obligations under our concession agreements cannot be transferred, assigned, pledged or sold to, or encumbered by, any of our creditors without prior approval from ANEEL.

     Although the Brazilian government grants concessions to construct hydroelectric plants, it does not grant expropriation decrees to the land underlying the projects. Such a decree will only be given when it has been demonstrated that the concessionaire has negotiated with at least 50% of the affected landowners. Once such negotiations have been conducted, the concessionaire may request an expropriation decree from ANEEL. ANEEL will study the request and verify that all available options to negotiate with the landowners have been exhausted. If ANEEL arrives at this finding, they will issue an expropriation decree on the affected land. If the concessionaire and landowners cannot agree on a price for the property or a right of way, the concessionaire may use the expropriation decree in order to request an ownership certificate from the Justice Court that will allow the construction to proceed while a court-appointed expert determines the fair market value for the property.

Environmental

Environmental Regulation

     The Brazilian constitution gives both the Brazilian Federal and State Governments the power to enact laws designed to protect the environment. A similar power is given to municipalities whose local interests may be affected. Municipal laws are considered a supplement to federal and state laws. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and they will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines, suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment, which can be imposed against executive officers and employees of companies who commit environmental crimes.

     Our energy distribution and generation facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements.

     In recent years several important pieces of environmental regulation have been enacted. The main piece of regulation recently enacted is the Law of Environmental Offenses, which took effect in 1998 and which establishes a general framework of liability for environmental crimes and administrative infractions of environmental regulations. Recent federal laws and statutes have established the National System for Management of Hydro Resources and the National Council of Hydro Resources to address the major environmental issues facing the hydroelectric sector and the users of water resources. In July 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources.

     In May 2002, two new federal regulations were passed which regulated portions of the Brazilian Forestry Code dealing with the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy industry concessionaires.

     In order to facilitate compliance with environmental laws, we use an environmental management system that was implemented in all of our segments and follows the standards of ISO 14001. We established a system to identify, evaluate and update with respect to applicable environmental laws, as well as other requirements applicable to our environmental management system. Our generation and distribution of electricity is submitted to internal and external audits, which verify if our activities are in compliance with ISO 14001. The environmental management of our activities is developed taking into consideration our budgets and realistic forecasts, always aiming better financial, social and environmental results.

     With respect to hydroelectric plants and transmission lines that operate at a voltage level over 230 kV, activities which environmental impacts are considered significant, we hire outside experts to prepare environmental impact studies and make recommendations as to how to minimize the impact of such construction on the environment. An environmental impact study is submitted to federal and/or state authorities for analysis and approval initiating a three-stage licensing process consisting of (1) a preliminary license, which assesses the environmental viability of the project; (2) an installation license to begin construction, granted upon the evaluation of a detailed environmental assessment of the project; and (3) an operation license, to begin the operation of the facility.

     In the case of the installation of substations and distribution and transmission lines that operate at a voltage level under 230 kV, the procedure for obtaining regulatory approval is somewhat abbreviated. Applicants may submit a simplified preliminary report to federal and/or state government authorities for analysis. If the preliminary report is approved, regulatory authorities will grant a preliminary license and the applicant may then proceed to apply for the installation and operation licenses. If the regulatory authorities classify the enterprise as having a high environmental impact, they may request a complete study and the comprehensive licensing procedure that is requested of hydroelectric plants.

     The use of hydropower potential must be previously approved by the National Water Agency or by the correspondent State body, depending on the water source domain.

     Under the Brazilian Forestry Code, the land area surrounding water reservoirs, whether natural or artificial, is considered to be a permanent preservation area, which requires previous authorization for use. An amendment to the Brazilian Forestry Code also requires the operator of a reservoir to acquire such surrounding land areas. The enforcement of this requirement may result in additional costs in the installation of new hydroelectric power plants.

     The complex environmental licensing process is being reviewed by the Brazilian government with the cooperation of private sector companies, including us, with a view to expediting the procedures for the granting of licenses for the installation and the operation of infrastructure works which are necessary for the social and economic development of Brazil.

Administrative and Legal Proceedings

     We are subject to a small number of administrative proceedings regarding infringement of environmental regulations. The majority of these proceedings are fines related to the alleged damage to trees in connection with the maintenance of our distribution lines. In these cases we either pay a fine or we enter into compliance agreements with environmental authorities, which terminates these administrative proceedings, provided that we comply with our obligations under such agreements. We believe that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate.

     We are also subject to legal proceedings relating to the authorization of certain of our hydroelectric plants, including a class action proposed by the federal public attorney’s office of the Municipality of Caxias do Sul, challenging the validity of the environmental licensing of the Rio das Antas Hydroelectric Complex, and requesting injunctive relief against the construction of these plants. The district attorney’s injunction request was denied in the lower courts and the district attorney moved against it requesting a new injunction from the higher courts. The higher courts denied the injunction relief. No decision on the merits has been taken by the lower courts to date. We believe based on opinion of counsel that the possibility of a loss is remote with respect to this suit. It is not possible to forecast the effects of a decision against us under such claim.

Environmental Programs

     We also have a policy of implementing programs to encourage conservation of electricity in order to minimize the long term environmental impact of our operations, such as:

•	PROCEL and Agente Mirim that, through a joint training with teachers and students, foster the conservation of electricity;

•	Rede Comunidade, that makes electricity available to low income communities, creating incentives for rational usage;

•	Programa de Eficiência Energética, that through inspections in industries, commerce, public illumination, public buildings and services of water and sewage prepares reports and suggests alternatives for the reduction of the consumption of electricity and creates incentives for the cogeneration of electricity and sugar cane;

•	Arborização Urbana program that supplies specific trees for reforesting close to the power grid. As a result of this process and to minimize the impacts from deforesting, we currently maintain two plant nurseries where we produce 100 thousand trees per year that supply both our reforesting obligations as well as donations for the reforesting services of several counties, non-governmental entities and neighborhood associations located close to the areas affected by our projects; and

•	Repovoamento de Rios e Reservatórios program which is responsible for the release of 300,000 small fish per year in the areas affected by the Small Hydroelectric Power Plants and in the rivers that are part of the hydrographic basins that we participate, in accordance with the applicable regulation of the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA. For this purpose, we maintain a fish nursery in the Jaguari.

Insurance

     We maintain insurance for losses resulting from fire, lightning, explosions, electrical shorts and outages at our various substations, power plants, buildings and facilities, and for property losses incurred as a result of traffic accidents. In the power plants themselves, we insure our generators and turbines against fire, lightning, explosions, electrical shorts and outages, and equipment malfunctions. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the risk of major interruption, nor do we have earthquake insurance. We believe that we maintain insurance that is customary in Brazil for the type of business that we operate. In 2004 we paid an aggregate of R$6 million in insurance premiums.

THE BRAZILIAN POWER INDUSTRY

General

     In 2002, the MME (defined below) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 112.1 GW by 2012, of which 86.8 GW (77,4%) is projected to be hydroelectric, 16.8 GW (15,0%) is projected to be thermoelectric and 8.5 GW (7,6%) is projected to be imported through the Interconnected Power System.

     In 2004, Eletrobrás owned 36.1% of the installed power generating capacity within Brazil. Through its subsidiaries, Eletrobrás is also responsible for 62.1% of Brazil’s installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Energética de São Paulo — CESP and Companhia Energética de

Minas Gerais — CEMIG. Private companies had 30.4% and 72.6% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 19.9% of the transmission market, in terms of revenue.

Principal Regulatory Authorities

Ministry of Mines and Energy — MME

     The MME is the Brazilian government’s primary regulator of the power industry. Following the adoption of the New Industry Model Law, the Brazilian government, acting primarily through the MME, has undertaken certain duties that were previously the responsibility of ANEEL, including the drafting of the guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

National Energy Policy Council

     The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”) is a committee created in August 1997 to advise the Brazilian President with respect to the development of the national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian government. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

ANEEL

     The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After the enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the exploration of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of the transmission tariffs.

ONS

     The National Electric System Operator, Operador Nacional do Sistema Elétrico (“ONS”) was created in 1998. The ONS is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers. The New Industry Model Law granted the Brazilian government the power to nominate three executive officers to ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL, which has replaced the former Wholesale Energy Market (“MAE”).

     The CCEE is responsible, among other things, for (1) registering all the energy purchase agreements in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (2) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions and authorized entities of the electricity industry and free consumers and its board of directors is comprised of four members appointed by these agents and one by the MME, which will be the chairman of the board of directors.

Energy Research Company — EPE

     On August 16, 2004 the Brazilian government created the Energy Research Company (Empresa de Pesquisa Energética), or EPE, a state-owned company, which is responsible for conducting strategic research on the energy industry, including with respect to electric energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is used by MME in its policymaking role in the energy industry.

Energy Industry Monitoring Committee — CMSE

     The New Industry Model Law created the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico), or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for indicating the steps to be taken to correct existing problems.

Concessions

     The Brazilian constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal or State governments.

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to the ANEEL, as representative of the Brazilian government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, as opposed to permissions and authorizations, which may be revoked at any time at the discretion of MME, in consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion.

     The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are summarized as follows:

     Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility.

     Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In such case, the concessionaire shall compensate the affected private landowners.

     Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

     Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

     Intervention by the granting authority. The granting authority may intervene in the concession, by means of a presidential decree, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Within 30 days after the decree date, the granting authority’s representative is required to commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, a person appointed pursuant to the granting authority’s decree becomes responsible for carrying on the concession. If the administrative proceeding is not completed within 180 days after the decree date, the intervention ceases and the concession is returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession term has not yet expired.

     Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after ANEEL or MME has made a final administrative ruling that the concessionaire, among other things, (1) has failed to render adequate service or to comply with applicable law or regulation, (2) no longer has the technical, financial or economic capacity to provide adequate service, or (3) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

     Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated as of the expiration.

     Penalties. ANEEL’s regulation governs the imposition of sanctions against the agents of the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to two per cent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (3) changes in controlling interest of the holder of the authorization or concession. In case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

The New Industry Model Law

     Since 1995, the Federal Government has taken a number of measures to reform the Brazilian electric energy industry. These culminated, on March 15, 2004, in the enactment of the New Industry Model Law, which further restructured the power industry with the ultimate goal of providing consumers with a secure electricity supply at an adequate tariff. The New Industry Model Law was later regulated by Decree No. 5,153, enacted on July 30, 2004.

     The New Industry Model Law introduced material changes to the regulation of the power industry, with a view to (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity within Brazil at adequate tariffs through competitive electricity public bidding processes. The key features of the New Industry Model Law include:

•	Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), called the free market, that will permit a certain degree of competition vis-à-vis the regulated market.

•	Restrictions on certain activities of distributors, so as to require them to focus on their core business of distribution activities, to promote more efficient and reliable services to captive consumers.

•	Elimination of self-dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties.

•	Respect for contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

     The New Industry Model Law excludes Eletrobrás and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the privatization process of state-owned companies.

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions will be carried out in two different segments: (1) the regulated market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their customers and (2) the free market, which contemplates purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

     The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the small hydroelectric power plants), (2) plants qualified under the Development of Alternative Sources Program “Proinfa Program”, an initiative established by the Federal Government to create certain incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, as defined below (the “Proinfa Program”) and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu will continue to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Center-Western Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “ — Distribution Tariffs.”

The Regulated Market

     In the regulated market, distribution companies purchase their expected electricity requirements for their captive customers through public auctions. Distribution companies are required to purchase electricity from generators through a public auction process. The auction is administered by ANEEL, either directly or indirectly through the CCEE.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such a case, the generator would be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Pool. In such a case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. Together, these agreements comprise the energy purchase agreements in the Pool, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”).

     Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100% of their projected electricity needs. A deviation in actual demand from projected demand could result in penalties to distributors, but this remains subject to implementation.

     According to the New Industry Model Law, electricity distribution entities will be entitled to pass-through to their respective customers, in the form of higher tariffs, all costs related to electricity they purchased through public auction as well as any taxes and industry charges.

     With respect to the granting of new concessions, the newly enacted regulations require bids for new hydroelectric generation facilities to include, among other things, the minimum percentage of electricity to be supplied to the Regulated Market.

The Free Market

     The free market covers transactions between generation concessionaires, Independent Power Producers, or IPPs, self-generators, energy traders, importers of electric energy and Free Consumers. IPPs are generation entities that sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

     A consumer that is eligible to choose its supplier may only be able to rescind its contract with the local distributor by notifying such distributor at least 15 days before the date such distributor is required to state its estimated electricity needs for the next auction. Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor could buy the additional energy in the Pool without imposing extra costs to the captive market.

     State-owned generators may sell electricity to free consumers; however, as opposed to private generators, they are obligated to do so through an auction process.

Regulation under the New Industry Model Law

     On July 30, 2004, the Brazilian government enacted regulation governing the purchase and sale of electricity in the Regulated Market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. The new regulations include, among other items, rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers, among other things.

     Under the new regulations, all electricity-purchasing agents must contract all of their electricity demand under the guidelines of the new model. Electricity-selling agents must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

     The new regulations provide for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies will be able to purchase electricity from: (1) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (2) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources, (3) power purchase agreements entered into before the New Industry Model Law was enacted and (4) the Itaipu power plant.

     The MME must establish the total amount of energy to be contracted in the Regulated Market and the list of generation projects that will be allowed to participate in the auctions each year.

     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free Consumers are required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will be required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially Free Consumers.

Auctions on the Regulated Market

     Electricity auctions for new generation projects in process will be held (1) Five years before the initial delivery date (referred to as “A-5’’ auctions), and (2) three years before the initial delivery date (referred to as “A-3’’ auctions). There will also be electricity auctions from existing power generation facilities (1) held one year before the initial delivery date (referred to as “A-1’’ auctions) and (2) held approximately four months before the delivery date (referred to as “market adjustments’’). The invitations to bid in the auctions will be prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criterion to determine the winner of the auction.

     Each generation company that participates in the auction will execute a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relate to the market adjustment auction, where the contracts will be between specific selling and distribution companies. The CCEAR of both “A-5’’ and “A-3’’ auctions will have a term of between 15 and 30 years, and the CCEAR of “A-1’’ auctions will have a term between five and 15 years. Contracts arising from market adjustment auctions will be limited to a two-year term.

     In respect to the CCEAR related to electricity generated by existing generation facilities, the decree provides for three alternatives for the reduction of contracted electricity: (1) compensation for the exit of potentially free consumers from the Regulated Market, (2) reduction, at the distribution companies’ discretion, of up to 4% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

The Annual Reference Value

     The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to final consumers. Such Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5’’ and “A-3’’ auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in the “A-5’’ auctions and the “A-3’’ auctions. Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass-through the full amount of the Annual Reference Value to consumers for three years. The Annual Reference Value will also be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed through. The regulation establishes the following limitations on the ability of distribution companies to pass-through costs to consumers: (1) No pass-through of costs for electricity purchases that exceed 103% of actual demand; (2) Limited pass-through of costs for electricity purchases made in an “A-3’’ auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the “A-5’’ auctions; (3) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract; (4) From 2005-2008, electricity purchases from existing facilities in the “A-1’’ auction is limited to 1% of distribution companies’ demand. If the acquired electricity in the “A-1’’ auction exceeds 1%, pass-through of costs to final consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME will establish the maximum acquisition price for electricity generated by existing projects; and , if distributors do not comply with the obligation to fully contract their demand, the pass-

through of the costs from energy acquired in the short-term market will be the lower of the spot price (Preço de Liquidação de Diferenças or PLD) and the Annual Reference Value.

Electric Energy Trading Convention

     On October 26, 2004, ANEEL enacted Resolution No. 109, which establishes the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). The Electric Energy Trading Convention regulates the organization and functioning of the CCEE and the electric energy trading conditions and defines, among others, (1) the rights and obligations of the CCEE Agents, (2) the penalties to be imposed on the defaulting agents, (3) the means of dispute resolution, (4) trading rules in the Regulated and Free Markets and (5) the accounting and clearing process of short-term transactions.

The 2004 Auction

     On December 7, 2004, CCEE conducted the first auction pursuant to the procedures established by the New Industry Model Law. The generators and distributors delivered to ANEEL up to December 2, 2004, their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on such information, MME established the total amount of electricity to be traded in the auction and set the generation companies that would participate in the auction. The auction was carried out in two phases via an electronic system. The energy negotiated in the auction is generated by existing generation enterprises and the contracts have an 8 year-term, with initial delivery dates beginning in 2005, 2006 and 2007.

     After the completion of the auction, generators and distributors executed the CCEAR, in which the parties established the price and amount of the energy contracted in the auction. The CCEAR set forth that the price will be annually adjusted upon the variation of the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE). The distributors have granted financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10% in distributors. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe.

Elimination of Self-Dealing

     Since the purchase of electricity for captive customers is now performed through the Pool, the “self-dealing” (under which distributors were permitted to purchase up to 30% of their electric energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

Contracts Executed prior to the New Industry Model Law

     The New Industry Model Law provides that contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law may not be amended to reflect any extension or modification of their terms, with the exception of Initial Supply Contracts, as described below. During the transition period (1998-2005) to a free and competitive energy market, purchases and sales of electric energy between generation and distribution concessionaires must occur pursuant to Initial Supply Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry.

     Under the Power Industry Law, electricity committed to Initial Supply Contracts is reduced by 25% each year from 2003 to 2005. Generation companies will be allowed to trade their excess, uncontracted electricity in the Pool or in the free market, and they may conduct public auctions to trade any uncontracted volumes with Free Consumers or energy traders. When the Initial Supply Contracts expire at the end of 2005, all energy will be sold in the Pool or in the free market. However, a law passed on 2002 and further the New Industry Model Law allow public generation companies to amend the Initial Supply Contracts that were in full force and effect on March 2004. Public generation companies that have amended their Initial Supply Contracts are not required to comply with the requirement to reduce the amount of electric energy committed under such contracts by 25% each year from 2003 to 2005 period.

Challenges to the Constitutionality of the New Industry Model Law

     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices, provided that a quorum of at least eight Justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

     If all or a relevant portion of the New Industry Model Law is deemed unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which will generate uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.

Ownership Limitations

     ANEEL established new limits on the concentration of certain services and activities within the electric energy industry in 2000. Under these limits, with the exception of companies participating in the National Privatization Program (which only need to comply with such limits once their final corporate restructuring has been accomplished), no electric industry company (including its affiliates) may (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20% of Brazil’s trading market with Final Consumers, 20% of Brazil’s trading market with non-Final Consumers or 25% of the sum of these two categories.

Tariffs for the Use of the Distribution and Transmission Systems

     ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) tariffs for the use of the transmission system, which is the Basic Grid and its ancillary facilities (“TUST”).

     TUSD

     The TUSD is paid by generators and Free Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL. The TUSD has two components: (1) the remuneration of the concessionaire for the use of the proprietary local grid, known as TUSD Service, which varies in accordance with each customer’s energy peak load, and (2) the regulatory charges applicable to the use of the local grid, known as TUSD Charges, which are set by regulatory authorities and linked to the quantity of energy consumed by each customer.

     TUST

     The TUST is paid by distribution companies, generators and Free Consumers for the use of the Basic Grid and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies, as determined by ANEEL. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of certain tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the Basic Grid are made directly available to the interested users for a specified fee.

Distribution Tariffs

     Distribution tariff rates (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are beyond the control of the distributor, or Parcel A costs, and (ii) costs that are under control of distributors, or Parcel B costs. The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

     Parcel A costs include, among others, the following factors:

•	costs of electricity purchased for resale pursuant to Initial Supply Contracts;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between the parties;

•	certain other charges for connection to the transmission and distribution systems; and

•	the cost of regulatory charges.

     Beginning in 2005, costs associated with research and development and energy efficient consumption will be included in Parcel A costs.

     Parcel B costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues, excluding ICMS, a state tax levied on sales. Beginning in 2005, the PIS/PASEP and COFINS revenue taxes are no longer deemed to form part of Parcel B costs, and therefore may be passed-through to customers.

     Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

     Electricity distribution concessionaires are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the “X factor”, which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

     The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

     In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária), on a case-by-case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

     Since October 2004, on the date of their subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies will need to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially free consumers.

     With the introduction of the New Industry Model Law, the MME has acknowledged that the variable costs associated with the purchase of electrical energy may be offset by means of the Parcel A Account or CVA, an account created to recognize some of our costs when ANEEL adjusts the tariffs of our distribution subsidiaries. See “Item 5—Operating and Financial Review and Prospects—Overview—Recoverable Costs Variations—Parcel A Costs.”

Incentives

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade, or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Federal Government established the Proinfa Program. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative sources for a period of up to twenty years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 30, 2006. In its second phase, which will start after the 3,300MW cap has been reached, the Proinfa Program intends, within a period of up to twenty years, to have a contracted capacity equivalent to 10% of the electric energy annual consumption of Brazil. The energy production for the commercialization in the Program will not be made by generation concessionaires, like us, nor by IPPs. On the other hand, such production may only be made by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an IPP, or affiliated with their controlling entities.

Regulatory Charges

RGR Fund and UBP

     In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR has been used principally to finance generation and distribution projects. The RGR is scheduled to be phased out by 2010 and ANEEL shall revise the applicable tariffs so such that the consumer will receive some benefit from the termination of the RGR.

     The Federal Government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR. IPPs are required to make contributions for using a public good, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments related to the UBP since December 31, 2002 are paid directly to the Federal Government.

CCC

     Distribution companies (and also some transmission companies responsible for Free Consumers) must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermoelectric power plants in the event of a rainfall shortage which would require increased use of thermal plants. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

     On February 1998, the Federal Government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account will be phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, a period of 20 years, to those thermoelectric plants located in isolated systems for.

CDE

     In 2002, the Federal Government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution transmission systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for twenty-five years and shall be regulated by the executive branch and managed by Eletrobrás.

Itaipu Transportation Charge

     The Itaipu plant has an exclusive transmission grid operated in alternating and direct current, which is not considered as part of the Basic Grid or of the intermediary connection system. The use of such system is compensated by a specific charge denominated Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu electricity, in the proportion of their quotas.

Charge for the Use of Water Resources

     The Power Industry Law requires that holders of concession and authorization for the exploitation of water resources must pay a charge of 6.75% over the value of the energy they generated by such facilities. This charge must be paid to states, federal district and the municipalities where the plant or the plant’s reservoir is located.

ANEEL Inspection Fee

     The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations in the proportion of their dimension and activities. The ANEEL Inspection Fee reaches up to 0.5% of the economic benefit achieved by the holders of concessions, permissions or authorizations and is collected by ANEEL in twelve monthly installments.

Default on the Payment of Regulatory Charges

     The New Industry Model Law provides that the failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, CCC Account, or certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu will prevent the defaulting party from receiving readjustments or reviews of their tariffs (expect for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund, CDE Account or CCC Account.

CRC

     During the concession regime that existed prior to the enactment of Law No. 8,987 on February 13, 1995 (the “Concessions Law”), the Federal Government decided that electric concessionaires should maintain a guaranteed rate of return, between 10% and 12%. In order to ensure this rate of return, a netting account was created in 1971, Conta de Resultados a Compensar (“CRC Account”), whereby the difference between (i) the rate of return defined by the Federal Government and (ii) the actual rate of return of a concessionaire in any given year would be registered in the CRC Account of each concessionaire in order to compensate excesses and shortfalls.

     The guaranteed rate of return regime was discontinued in 1993. The balance of each CRC Account was set-off against certain debts of concessionaires relating, among other things, to the supply of energy by Itaipu and the supply of fossil fuel.

     In 1994, the Federal Government recognized the remaining balance of the CRC Account as an asset belonging to the respective concessionaires. In the same year, the Federal Government authorized the exchange of such assets for an equivalent amount of Elets, a Federal Government bond.

Energy Reallocation Mechanism

     Centrally dispatched hydrogenerators are protected against certain hydrological risks by the Energy Reallocation Mechanism (“MRE”) which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. Under Brazilian law, each hydroelectric plant is assigned an “assured energy”, which is determined in each relevant concession agreement, irrespective of the volume of electricity generated by the facility. The MRE transfers surplus electricity from those generators that have produced electricity in excess of their assured energy to those generators that have produced less than their assured energy. The effective generation dispatch is determined by ONS, which takes into account nationwide electricity demand and hydrological conditions. The volume of electricity actually generated by the plant, either less or in excess to the assured energy, is priced pursuant to a tariff denominated “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant. This revenue or additional expense will be accounted monthly by each generator.

Research and Development

     The companies holding concessions, permission and authorizations for distribution, generation and transmission of electricity must invest every year a minimum of 1% of their net operational revenue in research and development. Small Hydroelectric Power Plants, wind, sun and biomass energy projects are not subject to this requirement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our financial statements have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. See “Presentation of Financial Information.”

     We have three distribution subsidiaries—Paulista, Piratininga and RGE. We fully consolidate Paulista and Piratininga. We account for RGE using proportionate consolidation, and accordingly our financial statements include 67.07% of each item for RGE. We also account for four of our generation facilities owned by our subsidiaries using proportionate consolidation. Three of these facilities are under construction and one facility, CERAN, has one turbine in operation and two others under construction. See “Presentation of Financial Information.”

Overview

     We are a holding company and, through subsidiaries, we (a) distribute electricity to customers in our concession areas, (b) generate electricity and develop additional generation projects and (c) engage in electricity commercialization and the provision of electricity-related services. The most important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business. In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short-term variability, have been stable over the medium term.

     In addition to achieving the best returns we can from our regulated distribution business, we have two broad initiatives to improve our future financial performance. One is the growth in our generating capacity as our existing hydroelectric generation projects progressively come on line from now through 2008. Approximately 3.6% of our new generation capacity came online in 2004, approximately 8.5% is expected to come online by the end of 2005 and approximately 60% is expected to come online by the second quarter of 2006. We plan to use the additional electricity generated by these projects to supply electricity to our distribution business, and we currently expect that this degree of integration will improve our consolidated profit margin and our cash flows. The second is the development of our commercialization and electricity-related services business in a progressively more liberal market. While it is difficult to predict the size this business will attain, it will provide additional revenues without a significant investment in a business that is not currently subject to regulated margins.

     Of course, there are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance, as we have seen in recent years with the effects of an energy crisis in 2001 and increases in interest rates and indexation rates on our debt. By reducing our indebtedness, we have reduced our vulnerability to some of these factors. The most important external factors involve regulation, and we believe that the current regulatory environment is reasonably promising.

Background

Regulated Distribution Tariffs

     Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive final customers at regulated tariffs. In 2004, sales to captive consumers represented 82.4% of the volume of electricity we delivered and 91.0% of our operating revenues as compared to 85.4% and 93.9%, respectively, in 2003.

     Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our customers and shareholders. For a description of tariff regulations, see “The Brazilian Power Industry—Distribution Tariffs” and “Information on the Company—Customers, Analysis of Demand and Tariffs.”

     Tariffs are determined separately for each of our three distribution subsidiaries as follows:

•	Our concession agreements provide for an annual adjustment (reajuste anual) to take account of changes in our costs, which for this purpose are divided into costs (known as Parcel A costs) that are beyond our control and costs (known as Parcel B costs) that we can control. Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. Upon implementation of the recent regulatory reforms, the ability of electricity distribution companies to fully pass-through to final consumers their electricity acquisition costs has become subject to a number of restrictions, including those triggered by such companies’ inability to accurately forecast their energy needs and a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE within the Regulated Market (Ambiente de Contratação Regulada, or ACR) in respect of electricity to be delivered five and three years from any such auction and will only be applied during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry — The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass-through their electricity acquisition costs to final consumers. Agreements in force before the enactment of recent regulatory reforms will be respected and the pass-through of tariffs will be done in accordance with the rules in force at the time of the agreement, namely full pass-through of the costs of acquired electricity subject to a ceiling determined by the Brazilian government. An annual adjustment of tariffs occurs every April for Paulista and RGE and every October for Piratininga.

•	Our concession agreements provide for a periodic revision (revisão periódica), every five years for Paulista and RGE and every four years for Piratininga, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our customers. The first periodic revisions occurred in 2003. For detailed information on periodic revision, see “—2003 Periodic Revision.”

•	Brazilian law also provides for extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. In particular, we currently charge supplemental tariffs that were introduced as a result of the energy crisis in 2001-2002. See “—The 2001-2002 Energy Crisis and Related Regulatory Measures” below.

     Through 2002, the annual adjustments were the same in percentage terms for all of our customers. Beginning in 2003, tariff increases have been applied differently to different customer classes, with generally higher increases for customers using higher voltages, to reduce the effects of historical cross-subsidies in their favor. The following table sets forth the percentage increase in our tariffs resulting from each annual adjustment from 2001 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “—Background—Brazilian Economic Conditions.”

	Paulista	Piratininga	RGE
2001	17.13%	19.53%	18.21%
2002	11.60%	17.01%	12.20%
2003:
Average(1)	20.19%	15.02%	27.36%
By voltage category:
A1 (230 kV or more)	—	19.32%	31.82%
A2 (88 to 138 kV)	25.24%	17.94%	—
A3 (69 kV)	21.49%	—	29.11%
A3a (30 kV to 44 kV)	18.25%	—	25.80%
A4 (2.3 kV to 25 kV)	20.80%	14.20%	29.57%
BT	19.20%	13.25%	25.48%
By category of customer:
Residential	19.20%	13.25%	25.49%
Industrial	21.89%	16.39%	28.57%
Commercial	19.64%	13.74%	26.92%
Rural	20.06%	13.60%	27.60%
Public administration	19.91%	13.78%	27.80%
Public lighting	19.21%	13.24%	25.49%
Public service	20.30%	14.26%	28.57%
Own consumption	19.60%	13.28%	28.12%

	Paulista	Piratininga	RGE
2004:
Correction of 2003(2)	1.30%	-3.64%	0.47%
Average	13.63%	14.00%	14.37%
By voltage category:
A1 (230 kV or more)	—	28.35%	25.70%
A2 (88 to 138 kV)	28.28%	24.78%	—
A3 (69 kV)	21.75%	—	23.99%
A3a (30 kV to 44 kV)	13.06%	—	13.95%
A4 (2.3 kV to 25 kV)	18.45%	15.13%	21.71%
BT	8.91%	10.23%	10.21%
By category of customer:
Residential	8.92%	10.23%	10.21%
Industrial	20.80%	19.60%	21.42%
Commercial	12.25%	12.29%	13.40%
Rural	11.48%	12.09%	11.41%
Public administration	13.02%	12.52%	14.12%
Public lighting	8.90%	10.22%	10.20%
Public service	16.62%	14.82%	18.44%
Own consumption	11.96%	10.93%	13.47%

2005:
Correction of 2003(3)	-0.67%	(4)	—
Average	17.74%		21.93%
By voltage category:
A1 (230 kV or more)	—		31.92%
A2 (88 to 138 kV)	37.41%		—
A3 (69 kV)	27.31%		32.48%
A3a (30 kV to 44 kV)	2.67%		21.65%
A4 (2.3 kV to 25 kV)	25.29%		28.98%
BT	11.67%		15.99%
By category of customer:
Residential	11.56%		16.02%
Industrial	27.19%		28.52%
Commercial	16.10%		19.78%
Rural	14.91%		20.27%
Public administration	16.60%		20.56%
Public lighting	11.55%		15.99%
Public service	22.92%		25.47%
Own consumption	16.24%		19.38%

(1)	The periodic revision in 2003 was provisional. The actual percentage increases from the 2003 periodic revision for Paulista, Piratininga and RGE were 19.55%, 18.08% (limited to 14.68%, with 3.4% deferred until the 2004-2006 tariff adjustments) and 27.36%, respectively. The slightly higher percentage increases for Paulista (0.64%) and Piratininga (0.34%) shown in the table above reflect the actual percentage increase in tariffs, which takes into account compensation owed to these subsidiaries from prior periods.
(2)	The 2004 correction of the 2003 periodic revision modified Paulista’s and Piratininga’s 2003 periodic revision from 19.55% to 21.10% and from 14.68% to 10.51%, respectively, and modified RGE’s 2003 periodic revision from 27.36% to 27.96%. The 2004 correction was provisional for Paulista and Piratininga and permanent for RGE.
(3)	The 2005 correction modified Paulista’s 2003 periodic revision to 20.29%.
(4)	Piratininga’s annual adjustment is scheduled to occur in October 2005.

2003 Periodic Revision

     The following description provides additional details on the 2003 Periodic Revision and related tariff adjustments.

     Piratininga. In October 2003, ANEEL established, on a provisional basis, Piratininga’s 2003 periodic revision at a rate of 18.08%. However, only 14.68% took effect, with the remaining increase deferred to the 2004-2006 annual adjustments. In October 2004, ANEEL decreased, also on a provisional basis, Piratininga’s 2003 periodic revision from 18.08% to 10.51%. The effect of the October 2004 downward tariff adjustment in our audited consolidated financial statements for the year ended December 31, 2004 was the following: (1) a reversal of the regulatory asset related to the difference between 18.08% and 14.68%, in the amount of R$14 million, which was recorded as revenue in 2003 and (2) the creation of a regulatory liability related to the difference between 14.68% and 10.51%, in the amount of R$71 million, to be refunded to customers in future periods. The source of this downward revision relates to our acquisition of Piratininga in 2001, when Bandeirante was divided into two companies—Bandeirante and Piratininga. Under the terms of the division of Bandeirante, ANEEL decreed that future tariff adjustments for both companies would be based on the tariff realignment index of either Bandeirante or Piratininga, whichever was lower. The downward revision in Piratininga’s tariff adjustment reflects Bandeirante’s lower tariff realignment index, which was applied to Piratininga in accordance with ANEEL rules, in October 2004. These percentage adjustments are still provisional adjustments.

     Paulista. In April 2003, ANEEL established, on a provisional basis, Paulista’s periodic revision at a rate of 19.55%, which was modified in April 2004 to 21.10%. In April 2005, ANEEL officially confirmed that Paulista’s 2003 periodic revision would be set a rate of 20.29%. We believe that ANEEL underestimated Paulista’s appropriate tariff increase and have appealed to ANEEL to reevaluate its initial decision. We believe that the correct percentage increase for the 2003 periodic revision should be 20.66%.

     RGE. In April 2003, ANEEL established, on a provisional basis, RGE’s periodic revision at a rate of 27.36%, which was officially confirmed to be 27.96% in April 2004.

Sales to Potentially Free Consumers

     The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market.” To date, as compared to the total number of our captive customers, the number of potentially free consumers is relatively small, but those customers represent a significant volume of our electricity sales and revenues. In 2004, approximately 38% of our electricity sales by volume were made to potentially free consumers. Most of our potentially free consumers have not elected to become free consumers. We believe this is because (1) they consider that the advantages of negotiating for a long-term contract at lower rates than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (2) some of our potentially free consumers, those that consume between 500 kW and 3 MW and with a contracted demand equal to or greater than 3 MW serviced in voltages lower than 69 kV, and who entered into contracts before July 1995, are limited to electricity purchases from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and becomes a free consumer, it would still have to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. Furthermore, the majority of customers in our distribution concession areas that have opted to be come free consumers now purchase their electricity from CPFL Brasil. In the short term, we do not expect to see a substantial number of our customers become free consumers, but the prospects for migration over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

     We purchase the majority of our electricity under long-term contracts with large Brazilian generation companies, and the prices under these contracts are subject to regulation. In 2004, we purchased 26,339 GWh (63.6% of the volume of electricity we purchased) from nine generators under long-term contracts, as opposed to 26,011 GWh (64.3% of the volume of electricity we purchased) from eight generators under long-term contracts in 2003. The prices under these long-term contracts are adjusted annually to reflect increases in certain generation costs and the IGP-M inflation index. The adjustment is linked to the annual adjustment in distribution tariffs, so that the increased costs are passed on to our customers in increased tariffs.

     The Initial Supply Contracts (as defined in the “Glossary of Terms”) are scheduled to expire in December 2005 (stepping down in volume 25% per year beginning in 2003). In practice, the replacement of energy purchased under the Initial Supply Contracts with energy purchased under new electricity supply agreements takes place in January each year. The price for newly contracted energy is usually higher than the existing prices under the Initial Supply Contracts. The result until December 2005 is a temporary increase in our costs that is not passed through to customers until the next tariff adjustment. Additionally, as of November 2004, the MME authorized the inclusion in the Parcel A account (conta de compensação de variação de valores de parcela A), or CVA, of the differences between the costs of acquiring electricity and the prices charged to our customers that were not taken into account in the prior year’s tariff adjustment. This adjustment should eliminate the difference in the result that originated from these variations. However, our cash flows will continue to be adversely affected until the amounts under CVA are received in future years.

     Before the enactment of the New Industry Model Law, ANEEL determined tariff adjustments based on projected costs of electricity acquired in the previous year. As such, the tariff adjustment in any given year would not take into account the changes that could occur in the composition of electricity suppliers (especially to the extent the Initial Supply Contracts are being gradually reduced), which could make the average price effectively paid for the energy purchased higher than the one projected by ANEEL and passed through to tariffs. With the New Industry Model Law, the calculation method of the costs of acquired energy was changed, and now, with respect to new electricity contracts derived from auctions, the adjustment must reflect the electricity cost in the future reference market.

     Currently, electricity already purchased is subject to the regulation existing prior to the New Industry Model Law and the electricity to be purchased in auctions will be subject to the new regulation.

     A considerable part of our long-term agreements is comprised of Initial Supply Contracts. Pursuant to applicable law and regulation, as of 2003 the quantity of electricity acquired under these contracts is reduced every year by 25% of the quantity originally contracted. In 2004, Initial Supply Contracts accounted for 14,758 GWh, or 35.7% of our electricity purchases, as compared to 23,012 GWh, or 56.9% of our electricity purchases in 2003. As these contracts step down, and as our requirements increase to meet demand, we will need to enter into other long-term supply contracts through public bids in the Regulated Market. Our success in managing this process will affect our margins and our exposure to price risk, since our ability to pass-through costs of electricity purchases will be linked to the successful projection of our expected demand. At present, we have sufficient electricity under contract to supply our projected requirements through 2005, after giving effect to the stepdown of our Initial Supply Contracts discussed above. We do not expect that we will need to contract for substantial quantities of additional electricity until 2007. We believe this will permit us to await full implementation of the New Industry Model Law before we must make substantial purchases other than the amounts for which we have already contracted.

     Our generation subsidiaries are scheduled to bring online, through 2008, approximately 1,135 MW of new capacity that provides additional Assured Energy of 4,614 GWh per year. Our distribution subsidiaries have entered into long-term contracts to purchase all this electricity, and this new supply will replace part of the electricity we will lose from the stepdown of our Initial Supply Contracts. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from both the generators’ margin and the distributors’ margin.

     We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2004, we purchased 10,336 GWh of electricity from Itaipu (25.0% of the volume of electricity we purchased), as compared to 10,574 GWh of electricity from Itaipu (26.1% of the volume of electricity we purchased) in 2003. See “Information on the Company—Purchases of Electricity—Itaipu.” The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

Recoverable Cost Variations—Parcel A Costs

     Beginning in 2001, the Brazilian government created the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, as beyond our control. These costs are described in Note 10 to our audited consolidated financial statements for the fiscal year ended December 31, 2004. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. Similarly, if Parcel A costs are lower than forecast, we generally pass-through the savings to customers through lower tariffs in the future.

     When there are variations in Parcel A costs that will be reflected in future tariffs, we defer the incremental costs and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we collect the related increased tariffs. At December 31, 2004, we had assets of R$1,044 million and liabilities of R$196 million in respect of Parcel A accounts, and the net amount represented 20.7% of our shareholders’ equity. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate. In 2004 we recognized R$131 million of net financial income on Parcel A accounts.

The 2001-2002 Energy Crisis and Related Regulatory Measures

     The Brazilian Government adopted an electricity Rationing Program from June 2001 through February 2002 that resulted in a reduced supply of electricity in much of Brazil. The resulting decrease in electricity consumption and the increase in electricity prices (which also resulted from other macroeconomic developments) had adverse effects on the Brazilian electricity industry and on the financial condition of distribution and generation companies, and in late 2001 and early 2002, such companies agreed with the Brazilian government on a package of measures to address some of these effects. These measures affected our financial performance, particularly in 2001, and the regulatory consequences still affect our financial condition. See Note 3 to our audited consolidated financial statements. The principal measures adopted in response to the 2001-2002 energy crisis are the following:

•	Extraordinary Tariff Adjustment. Reajuste Tarifário Extraordinário, or RTE, is an extraordinary tariff adjustment that is intended to permit generation and distribution companies to recover, in future years, part of their losses or revenue foregone during the Rationing Program. Part of the amounts we will recover from the RTE must be passed on to our suppliers to compensate them for their losses incurred during the Rationing Program. In 2001 and 2002, we recognized as operating revenues the amounts we are entitled to recover pursuant to the RTE in future years. These non-cash revenues totaled R$985 million (16.5% of our gross revenues) in 2001 and R$224 million (3.3% of our gross revenues) in 2002. This includes R$310 million in 2001 and R$13 million in 2002 that we will be required to pass on to our suppliers, which we also recognized as costs in 2001 and 2002.

Our accounts receivable as of December 31, 2004 included R$891 million (of which R$530 million was classified as non-current) representing amounts we expect to recover pursuant to the RTE. This represented 21.7% of our shareholders’ equity at such date. The amount to be passed on to suppliers is included in supplier payables on our balance sheet. See Note 15 to our audited consolidated financial statements. The amounts recoverable and payable accrue interest, and in 2004 we recognized R$114 million of net financial income attributable to such accounts receivable.

The increased tariffs resulting from the RTE have been in effect since January 2002, and we expect them to remain in effect through 2007. As we receive these amounts from our customers, we pass on to our suppliers the portion attributable to them. These transactions reduce the amount of receivables and payables on our balance sheet, but they do not affect our statement of operations because the revenues and costs were previously recognized in 2001 and 2002. The effect on our cash flow is small because we received an advance of these funds from BNDES (as discussed below) in 2002 and, accordingly, the RTE we receive is used to service the debt on this loan.

•	Parcel A Costs. As described above, certain variations in our Parcel A costs are recoverable through future tariffs. The Parcel A system was initially established to compensate for increased costs in 2001. Increased Parcel A costs from January 1 to October 25, 2001 will be recovered through a mechanism similar to the RTE, after we recover the foregone revenue from the Rationing Program. The net amount of Parcel A costs deferred was R$252 million in 2001 and R$285 million in 2002.

•	BNDES Loan Program. The Brazilian government made loans available to distribution and generation companies through the government development bank BNDES to finance (a) 90% of the revenue shortfall recoverable through the RTE and (b) the excess Parcel A costs from January through October of 2001. We had a total principal amount of R$757 million of these loans outstanding at December 31, 2004. These loans accrue interest at the same rate as amounts we are entitled to recover pursuant to the RTE.

Deductions from Operating Revenues

     To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is value-added tax, or ICMS, imposed by Brazilian states. These deductions amounted to 29.5% of our gross operating revenues in 2004 and 25.1% in 2003. The increase in 2004 was primarily due to an increase in the rate of the COFINS revenue tax, from 3.0% to 7.6%. Despite the increase in the COFINS tax rate, a change in the law now allows us to derive COFINS tax credits related to a significant portion of our operating costs and expenses. Pursuant to an instruction from IBRACON, such credits are deducted from each expense account.

     The increase in 2003 was due primarily to (a) the imposition of an emergency capacity charge, which came into effect in March 2002 and (b) the value-added tax on the collection of tariffs attributable to the RTE. In 2003, we billed and collected RTE tariffs, and although these amounts had already been recognized and accordingly did not affect our gross operating revenues, we did recognize the associated value-added tax as a deduction in arriving at net operating revenues. As a result, our effective rate of value-added tax increased substantially in 2003. See “—Background—The 2001-2002 Energy Crisis and Related Regulatory Measures.”

Operating Segments

     Our three reportable segments are distribution, generation and commercialization. See Note 36(iv)(d) to our audited consolidated financial statements. Our generation and commercialization segments are new and currently represent a small percentage of our gross operating revenues – 5.1% in 2004 and 3.9% in 2003. We expect our generation business to grow as our projects come on line through 2008. Since the new electricity will be sold primarily to our distribution companies, on a consolidated basis the new generation may not materially increase our operating revenues but we expect it to have a positive effect on our consolidated operating margin.

     The profitability of our segments differs. Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects are operational, they have higher margin (operating income as a percentage of revenue) than the distribution segment, but they also contribute to higher interest expense and other financing costs. For example, in 2004 and 2003 our generation segment provided 19% and 27%, respectively, of our operating income, but its contribution to our net income was substantially lower.

     In our commercialization segment, for the year ended December 31, 2004, a majority of our sales and operating income were attributable to transactions with our distribution segment. As our commercialization business grows in future periods, we expect a higher proportion of its sales and operating income will be from transactions with unaffiliated parties, such as sales to free consumers and the provision of value-added services.

Brazilian Economic Conditions

     As a company with all of its operations in Brazil, we are affected by general economic conditions in the country. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with a very low growth from 2001 through 2003 and an economic recovery in 2004.

     In October of 2002, Luis Inácio da Silva of the Labor Party was elected president of Brazil. His administration largely continued the macroeconomic policies of the previous administration under Fernando Henrique Cardoso. The real appreciated by 18.2% against the U.S. dollar in 2003 to R$2.8892 per US$1.00 at December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7%. However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through 2004.

     In 2004, the resumption of economic growth became more visible, particularly in those sectors more sensitive to more widespread availability of credit. This recovery led to improvements in the labor market. Brazilian GDP grew by 5.2% in 2004 and the value of the real increased by 8.5% against the U.S. dollar between December 31, 2003 and December 31, 2004. The Central Bank decreased the short-term interest rates (adjusted in relation to the SELIC index) from 26.5% at December 31, 2003 to 16.3% at December 31, 2004. Inflation for 2004, as measured by the IGP-M, was 12.4%.

     The following table shows inflation, the change in real gross domestic product and the fluctuation in value of the real against the U.S. Dollar for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
Inflation (IGP-M)(1)	12.4%	8.7%	25.3%
Inflation (IPCA)(2)	7.6%	9.3%	12.5%
Growth (contraction) in real gross domestic product	5.2%	(0.2)%	1.9%
Depreciation (appreciation) of the real vs. U.S. dollar	(8.5)%	(18.2)%	52.3%
Period-end exchange rate–US$1.00	R$2.6544	R$2.8892	R$3.5333
Average exchange rate–US$1.00(3)	R$2.9171	R$3.0600	R$2.9983

Sources: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	Represents the average of the commercial selling exchange rates on the last day of each month during the period.

     Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a lag in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.

Results of Operations—2004 compared to 2003

Operating revenues

     Our gross operating revenues were R$9,549 million in 2004. This was 18.2% higher than in 2003, primarily reflecting a 11.3% increase in average prices on sales to final customers and a 4.2% increase in the total volume of electricity delivered to final customers. Nearly all of our gross operating revenues result from sales to final customers (R$8,869 million, or 92.9%, in 2004), and the increases in price and in volume were similar for every major category of final customer. See Note 24 to our audited consolidated financial statements for a breakdown of revenues by category of final customer.

     Our net operating revenues were R$6,736 million in 2004. This was 11.2% higher than in 2003, reflecting the 18.2% increase in gross operating revenues discussed above. This increase was partially offset by the increase in the rate of the COFINS tax. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct from our operating revenues.

     Prices and volumes on sales to final customers

     Our average prices in 2004 increased for all categories of final customers. Tariffs are adjusted annually, in April for Paulista and RGE and in October for Piratininga. See “—Background—Regulated Distribution Tariffs.” Our higher operating revenues in 2004 reflected annual adjustments in 2003 and 2004. The increase in average prices from 2003 to 2004 was 14.7%, 13.8% and 13.1% for rural, commercial and residential customers, respectively, because of tariff adjustments. The increase in average prices for industrial customers was 8.5%, due mainly to tariff adjustments for captive industrial consumers. The increase for industrial consumers was offset by lower sales prices applicable to industrial consumers in the free market due to competitive forces and the fact that the average price in the free market does not reflect revenues from TUSD, a tariff paid to us by free consumers in our concession areas.

     The total volume of electricity sold to final customers, which was 35,928 GWh in 2004 compared to 34,471 GWh in 2003, in each case excluding our own consumption, increased for all categories of final customers. Consumption by industrial customers, which increased by 5.8% in 2004, also reflected improved economic performance in our concession areas.

     Sales to distributors

     Operating revenues from sales to unaffiliated distributors were R$310 million in 2004 (3.3% of our gross operating revenues), representing an increase of 12.7% compared to 2003. The increase was due primarily to (a) sales by our generation subsidiary Semesa to Furnas under a long-term contract, which increased from R$233 million in 2003 to R$254 million in 2004 because of price adjustments, and (b) sales to other concessionaires and licensees, consisting primarily of sales by CPFL Brasil, which increased from R$24 million in 2003 to R$44 million in 2004.

     Other operating revenues

     Our other operating revenues were R$369 million in 2004 (3.9% of our gross operating revenues), as compared to R$157 million in 2003, primarily reflecting an increase of R$180 million related to electricity network usage charges.

Operating Costs and Operating Expenses

     Electricity purchased for resale

     Our costs to purchase electricity were R$3,126 million in 2004 (56.1% of our total operating costs and operating expenses). This was 3.5% higher than in 2003, primarily resulting from (a) an increase in the volume of electricity we purchased and (b) price increases applicable to our long-term purchase contracts, which were offset by lower prices for electricity from Itaipu. The increase in costs to purchase electricity was partially offset by PIS and COFINS tax credits. See “—Deductions from Operating Revenues.”

     The average price for all purchases excluding Itaipu was 12.6% higher in 2004 than in 2003, because of the effect of the annual adjustment and the replacement of volume under our Initial Supply Contracts. The average price for electricity purchased from Itaipu, which represented 25.0% of the volume we purchased in 2004, was on average 1.3% less expensive in 2004 than in 2003. The real drop in price reflected the rise in the value of the real against the U.S. dollar in 2004, which proved more significant than the increase in nominal prices. Additionally, the PIS and COFINS tax credits reduced our expenses related to electricity purchased for resale by R$289 million in 2004.

     In the aggregate, we purchased 2.3% more electricity in 2004, because of an increase in volume sold to final consumers and other concessionaires and licensees. See “—Background—Prices for Purchased Electricity.” Note 25 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes by supplier.

     Electricity network usage charges

     Our costs for electricity network usage charges were R$679 million in 2004. This was 52.3% higher than in 2003, due to (a) higher tariffs and increased use of the transmission grid, (b) the deferment and amortization of assets and liabilities related to the Parcel A account and (c) PIS and COFINS tax credits. See “—Deductions from Operating Revenues.”

     Other costs and expenses

     Our other costs and expenses (other than electric utility service costs) were R$1,764 million in 2004. This was 9.5% lower than in 2003, due primarily to the change in the amortization of goodwill as from January 1, 2004, which resulted in a decrease in amortization of R$422 million in 2004. The decrease in costs was offset by an increase in the CDE Account from R$78 million to R$185 million. See Note 13 to our audited consolidated financial statements for a discussion of the change in the amortization of goodwill.

Operating Income (Loss)

     Our operating income was R$1,168 million in 2004, as compared to income of R$642 million in 2003, due primarily to revenue growth and lower operating expenses, as discussed above.

Net Financial Expense

     Our net financial expense was R$568 million in 2004, compared to R$821 million in 2003. The decrease of 30.9% reflected a reduction in financial expense, which was R$1,006 million in 2004 compared to R$1,405 million in 2003, partly offset by a decrease in financial income, which was R$438 million in 2004 compared to R$584 million in 2003.

     At December 31, 2004, we had R$4,130 million of debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. The lower financial expense in 2004 resulted primarily from (a) lower rates of index variation (the CDI, in particular, went from 23.3% in 2003 to 16.2% in 2004) and (b) an approximately 6.5% lower average level of indebtedness. At December 31, 2004 we had the equivalent of R$777 million (US$293 million) of debt denominated in U.S. dollars, on which we recognize exchange loss if the real depreciates against the U.S. dollar. To reduce the risk of exchange losses with respect to this U.S. dollar-denominated debt, we have entered into long-term currency swaps with respect to a significant portion of this debt, and we recognize our gains and losses on these swaps as part of our net financial expense.

Net Non-operating Income (Expense)

     We had net non-operating expense of R$4 million in 2004, compared to net non-operating income of R$44 million in 2003. The change was primarily due to a R$40 million gain in 2003 on the sale of part of our interests in our generation affiliates ENERCAN and BAESA. The components of non-operating income and expense are set forth in Note 28 to our audited consolidated financial statements.

Income and Social Contribution Taxes

     We recorded a net charge of R$254 million for income and social contribution taxes in 2004. Our effective tax rate of 42.6% on pretax income exceeded the combined statutory rate of 34% primarily because (1) part of our amortization of goodwill arising from acquisitions is not deductible for tax purposes and (2) CPFL Energia and its subsidiaries are not consolidated for Brazilian tax purposes. Losses at the holding company level accordingly cannot be used to offset present or future taxable income at the subsidiary level, and they do not result in deferred tax credit because of the absence of past profits. In 2003, we had a net charge of R$111 million although we reported a pretax loss, due to the same reasons described above.

Extraordinary Item

     We recorded a charge of R$34 million for extraordinary item, net of taxes of R$17 million, in each of 2004 and 2003. The charge resulted from a change in accounting for post-retirement benefits plans under Brazilian Accounting Principles. We are recognizing the initial effect of this change in income as an extraordinary item, net of taxes, over a five-year period from 2002 through 2006.

Net Income (Loss)

     Our net income was R$287 million in 2004, compared to a net loss of R$282 million in 2003, due primarily to the increase in our operating income in 2004, reflecting the combination of higher operating revenues, the change in the goodwill amortization period and the decrease in net financial expense.

Results of Operations—2003 compared to 2002

Operating revenues

     Our gross operating revenues were R$8,082 million in 2003. This was 18.4% higher than in 2002, primarily reflecting a 16.5% increase in average prices on sales to final customers and a 6.4% increase in the total volume of electricity delivered to final customers. Nearly all of our gross operating revenues result from sales to final customers (R$7,649 million, or 94.6%, in 2003), and the increases in price and in volume were similar for every major category of final customer. See Note 24 to our audited consolidated financial statements for a breakdown of operating revenues by category of final customer.

     Our net operating revenues were R$6,057 million in 2003. This was 15.1% higher than in 2002, reflecting the 18.4% increase in gross operating revenues discussed above. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct from our operating revenues.

     Prices and volumes on sales to final customers

     Our average prices in 2003 increased for all categories of final customers. Tariffs are adjusted annually, in April for Paulista and RGE and in October for Piratininga. See “—Background—Regulated Distribution Tariffs.” Our higher operating revenues in 2003 reflect annual adjustments in 2002 and 2003. The increase in average prices from 2002 to 2003 was greatest for residential customers, because a regulatory change in 2002 made some residential customers ineligible for special lower tariffs for low-income consumers. The increase in average prices was smallest for industrial customers, because larger industrial customers improved the management of their consumption of electricity to reduce the average price they paid.

     The total volume of electricity sold to final customers, which was 34,471 GWh in 2003 compared to 32,409 GWh in 2002, in each case excluding our own consumption, increased for all categories of final customers. In part, this was because consumption continued to recover from the lower levels that followed the Rationing Program. Consumption by industrial customers, which increased by 7.5% in 2003, also reflected growth in consumption by exporters, particularly in Piratininga’s concession area.

     Sales to distributors

     Operating revenues from sales to unaffiliated distributors were R$275 million in 2003 (3.4% of our gross operating revenues). This was 33.1% lower than in 2002, because we sold less power to the Energy Trading Chamber (1,349 GWh in 2003, compared to 3,212 GWh in 2002). These revenues primarily consist of (a) sales by our generation subsidiary Semesa to an unaffiliated purchaser under a long-term contract and (b) sales to the Energy Trading Chamber of electricity we purchased under long-term supply contracts that exceeded our deliveries of electricity to final customers. Semesa’s sales increased from R$190 million in 2002 to R$233 million in 2003, primarily because of price adjustments. Sales to the Energy Trading Chamber decreased from R$230 million in 2002 to R$22 million in 2003. Our long-term contracts largely reflect projections of our requirements that were made before the Rationing Program, and as a result the volume of electricity we purchased in 2002 exceeded the volume we sold to final customers. The amount of excess declined in 2003 as consumption recovered and as the volume purchased under our Initial Supply Contracts began to step down.

     Other operating revenues

     Our other operating revenues were R$157 million in 2003 (1.9% of our gross operating revenues). This was 107% higher than in 2002, reflecting several categories of increased revenues. Payments under government subsidy programs for low-income customers were R$32 million in 2003 and we did not receive these payments in 2002; revenues from rental of pole space were R$37 million in 2003 compared to R$29 million in 2002; fees for transmission over our network were R$36 million compared to R$8 million in 2002; and revenues from value-added services were R$20 million compared to R$13 million in 2002.

Operating Costs and Operating Expenses

     Electricity purchased for resale

     Our costs to purchase electricity were R$3,020 million in 2003 (55.8% of our total operating costs and operating expenses). This was 18.1% higher than in 2002, primarily because the deferral of Parcel A costs reduced our costs by R$242 million in 2002 and increased our costs by R$95 million in 2003. Our Parcel A costs rose in 2002 but decreased in 2003 because of lower costs for Itaipu electricity, as described below.

     In the aggregate, we purchased 2.8% less electricity in 2003, because the volume under our Initial Supply Contracts stepped down by 25% pursuant to their terms, and we did not replace all of this electricity, based on our strategic management of long-term supply. See “—Background—Prices for Purchased Electricity.” Note 25 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes by supplier. This reduction in the volume of purchased electricity, combined with a 6.4% increase in the volume of electricity delivered to final customers, led us to sell substantially less electricity to distributors through the Energy Trading Chamber, as discussed above.

     The higher prices in 2003 resulted from price increases applicable to our long-term purchase contracts, which were offset by lower prices for electricity from Itaipu. The average price for all purchases excluding Itaipu was 20.2% higher in 2003 than in 2002, because of the effect of the annual adjustment and the replacement of volume under our Initial Supply Contracts. The average price for electricity purchased from Itaipu, which represented 26.1% of the volume we purchased in 2003, was on average 13.3% less expensive in 2003 than in 2002, reflecting changes in Itaipu’s cost structure.

     Electricity network usage charges

     Our costs for electricity network usage charges were R$446 million in 2003. This was 42.1% higher than in 2002, reflecting higher tariffs for use of the transmission grid.

     Other costs and expenses

     Our other costs and expenses (other than electric utility service costs) were R$1,950 million in 2003. This was 1.2% higher than in 2002. The two principal changes largely offset each other: a R$47 million increase in the CCC (R$339 million in 2003, compared to R$292 million in 2002) and a R$45 million decrease in charges for pensions (R$84 million in 2003, compared to R$129 million in 2002). The increase in the fuel usage quota in 2003 was a result of higher use of thermal generation during the drought of 2001-2002. The lower pension charges reflect the implementation of changes in Brazilian pension accounting, because in 2003 we reversed some charges we had recognized in 2002 upon the initial adoption of new CVM rules.

     The stability of our other costs and expenses, despite inflation of 8.7% in 2003 as measured by the IGP-M, reflected our cost control program, and particularly personnel reductions and other operating synergies between Paulista and Piratininga. In 2003, we recognized R$532 million of amortization of goodwill that relates to our successive acquisitions. See Note 13 to our audited consolidated financial statements.

Operating Income

     Our operating income was R$642 million in 2003. This was 37.6% higher than in 2002, because of revenue growth, the effect of lower costs for electricity from Itaipu and the stability of our operating costs and expenses.

Net Financial Expense

     Our net financial expense was R$821 million in 2003, compared to R$1,301 million in 2002. The decrease reflected a reduction in financial expense, which was R$1,405 million in 2003 compared to R$2,077 million in 2002, partly offset by a decrease in financial income, which was R$584 million in 2003 compared to R$776 million in 2002.

     At December 31, 2003, we had R$4,098 million of debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. The lower financial expense in 2003 resulted primarily from (a) lower rates of index variation (the IGP-M, in particular, went from 25.3% in 2002 to 8.7% in 2003), (b) an approximately 9% lower average level of indebtedness and (c) lower exchange loss. At December 31, 2003 we had the equivalent of R$1,152 million (US$371 million) of debt denominated in U.S. dollars, on which we recognize exchange loss whenever the real depreciates against the U.S. dollar. To reduce the risk of exchange losses with respect to this U.S. dollar-denominated debt, we have entered into long-term currency swaps with respect to a significant portion of this debt, and we recognize our gains and losses on these swaps as part of our net financial expense.

Net Non-operating Income (Expense)

     Our net non-operating income was R$44 million in 2003, compared to R$10 million in 2002. The change was primarily due to a gain of R$40 million on the sale of part of our interests in our generation affiliates ENERCAN and BAESA. The components of non-operating income and expense are set forth in Note 28 to our audited consolidated financial statements.

Income and Social Contribution Taxes

     We recorded a net charge of R$111 million for income and social contribution taxes in 2003, although we had a pretax loss. In 2002, we had an even larger pretax loss, so we recognized net credits for income and social contribution taxes of R$88 million.

Extraordinary Item

     We recorded a charge of R$34 million for extraordinary item, net of taxes of R$17 million, in each of 2003 and 2002. The charge resulted from a change in accounting for post-retirement benefits plans under Brazilian Accounting Principles. We are recognizing the initial effect of this change in income as an extraordinary item, net of taxes, over a five-year period from 2002 through 2006.

Minority Interest

     Minority interest was a charge of R$2 million in 2003, compared to a credit of R$21 million in 2002. In each period, minority interest primarily represented the interest of outside shareholders in our subsidiaries, particularly our principal distribution subsidiaries Paulista and Piratininga. The lower minority interest charge in 2003 reflected a lower level of losses at Paulista and in our generation business.

Net Loss

     Our net loss decreased to R$282 million in 2003, from R$749 million in 2002. The reduced loss was due to the increase in our operating income in 2003, reflecting the combination of higher operating revenues and stable operating costs, and the decrease in net financial expense.

Capital Expenditures

     Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004		2003		2002
	(in millions)
Distribution:
Paulista	R$	131	R$	125	R$	121
Piratininga		64		64		44
RGE		66		45		53

Total distribution		261		234		218
Generation		342		331		294
Commercialization		2		—		—

Total	R$	606	R$	565	R$	512

     We plan to make capital expenditures aggregating approximately R$723 million in 2005 and approximately R$681 million in 2006. Of total budgeted capital expenditures over this period, R$627 million is for distribution and R$777 million is for generation. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”

Liquidity and Capital Resources

Funding Requirements and Contractual Commitments

     Our capital requirements are primarily for the following purposes:

•	We make capital expenditures to continue improving our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures.

•	We must repay or refinance maturing debt. At December 31, 2004, we had outstanding debt maturing during the following 12 months aggregating R$1,303 million (including accrued interest).

•	We pay dividends on a semiannual basis. The dividend and interest on shareholders’ equity for 2004 was R$265 million, of which R$140 million, or R$310 per thousand common shares, related to the last six months of 2004 and was paid in May 2005. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity.”

     The following table summarizes our contractual obligations as of December 31, 2004. The table does not include accounts payable or pension liabilities, each of which is reported on our balance sheet.

	Payments Due by Period
			Less than 1						After
	Total		year		1-3 years		4-5 years		5 years
	(in millions of reais)
Contractual obligations as of December 31, 2004:
Long term debt obligations(1)	R$	4,907	R$	1,122	R$	1,980	R$	1,172	R$	633
Purchase obligations:
Electricity purchase agreements(2)		38,616		3,300		6,571		5,609		23,136
Generation projects		1,092		277		232		33		550
Supplies		276		166		85		16		9
Pension funding		741		83		112		112		434

Total	R$	45,632	R$	4,948	R$	8,980	R$	6,942	R$	24,762

(1)	Not including interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$443 million in interest debt payments in 2005. Interest payments on debt for years following 2005 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates nor our future cash generation and future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”

(2)	Amounts payable under regulated long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2004 price. See “—Background—Prices for Purchased Electricity” and Note 35 to our audited consolidated financial statements for the year ended December 31, 2004.

Sources of Funds

     We generate substantial cash from our operations, but it can vary from period to period as Parcel A costs change. Under our regulatory system, we regularly recover some of our increased costs from one period through tariff adjustments in future periods, and we will recover some foregone revenues from July 2001 through February 2002 through the RTE in future periods. Our cash from operations will be positively affected in the future periods when we actually realize these amounts. Net cash provided by operating activities was R$766 million in 2004, as compared to net cash provided of R$947 million in 2003. Such decrease is explained by financial investments in the amount of R$318 million made in 2004, which amount is recorded as reducing our net cash provided by operating activities in that same year.

     Net cash used in financing activities was R$86 million in 2004, as compared to R$526 million in 2003. In 2003, we raised R$1,200 million in cash from our shareholders. We do not expect any further capital contributions from our principal shareholders in the foreseeable future. In September 2004, we raised R$685 million from our initial public offering.

     Our debt decreased in 2004 by R$343 million, primarily as a result of pre-paying our debentures. In 2005 and 2006, we expect to fund the completion of work on our generation projects by drawing on credit facilities and using the proceeds of our initial public offering. With these sources of funds, and cash flows from operations, we do not expect to increase our total debt in 2005 and 2006, except for financings associated with our generation projects. This expectation could change if there is a major change in the tariff system or in economic conditions in the power sector or in Brazil generally.

Terms of Outstanding Debt

     Total debt outstanding at December 31, 2004 (excluding accrued interest) was R$4,907 million, a decrease of 6.5% from R$5,250 million at December 31, 2003. Of the total amount, approximately R$777 million, or 15.8%, was denominated in U.S. dollars, and the balance was denominated in reais. R$1,122 million of our total debt is scheduled to mature in the next 12 months.

     Our major categories of indebtedness are as follows:

•	BNDES. At December 31, 2004, we had approximately R$1,718 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais.

The most significant of these loans (a total of R$1,008 million at December 31, 2004) relate to Parcel A costs and revenue losses arising in connection with the Rationing Program and bear interest at an annual rate of 1% over the SELIC rate. The aggregate cost of these loans for the year ended December 31, 2004 was 17.4%. Each of these loans is secured by a pledge of revenues from sales of electricity by the borrower.

The remainder of our BNDES borrowings at December 31, 2004 included, principally, loans to our generation projects, loans to Paulista and RGE for the financing of investment programs and loans to CPFL Centrais Elétricas for the renewal of older generation assets. These loans are secured by a pledge of the borrower’s revenue and bear interest at floating rates at a margin plus the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), a nominal long-term interest rate determined by the Brazilian government that includes an inflation factor. The average interest rate per annum of the TJLP for the year ended December 31, 2004 was 9.9%.

In February 2005, Paulista and Piratininga established lines of credit under the BNDES – FINEM loan facility of R$241 million and R$89 million, respectively. In March 2005, Piratininga borrowed R$34 million under this facility. In April 2005, Paulista borrowed R$89 million. Both loans bear interest at a rate of TJLP plus 5.4% per annum. Additionally, in February 2005, BAESA secured an additional R$300 million loan under its existing facility with the BNDES, although only R$117.5 million (R$29.4 million corresponding to our share due to proportionate consolidation) has been drawn down thus far. This loan bears interest at a rate of TJLP plus 4.125% per annum.

•	Debentures. At December 31, 2004, we had indebtedness of approximately R$1,898 million outstanding under seven series of debentures issued by Paulista, Semesa and BAESA. The terms of these debentures are summarized in Note 18 to our audited consolidated financial statements.

Paulista has four series of debentures outstanding. The first two series were issued in July 2001 to finance the acquisition of RGE and mature in 2008 (first series) and in 2006 (second series). The outstanding principal at December 31, 2004 was R$1,021 million. Principal of the first series of debentures is indexed to the IGP-M and bears interest of 11.5% per annum. The average interest rate per annum of the debentures for the year ended December 31, 2004 was 22.9%. The second series bears interest based on the DI plus 0.6%. The average interest rate per annum of the debentures for the year ended December 31, 2004 was 16.8%. The third and fourth series were issued in July 2004 to extend the profile of Paulista’s debt and finance part of the investments in energy distribution planned for 2004 and 2005. These two series mature in 2009. The outstanding principal at December 31, 2004 was R$257 million. Principal of the third series bears interest at a rate equivalent to 109% of CDI. The average interest rate per annum of these debentures for the year ended December 31, 2004 was 17.8%. The fourth series of debentures is indexed to the IGP-M and bears interest of 9.8% per annum. The average interest rate per annum of these debentures for the year ended December 31, 2004 was 21.2%.

The Semesa debentures were issued in 2002 to provide financing for the Serra da Mesa power plant, and principal is payable in installments from 2003 through 2009. The outstanding principal under these debentures at December 31, 2004 was R$572 million. These debentures bear interest based at TJLP plus 4.0% to 5.0% and are guaranteed by the pledge of our shares of Semesa and by the pledge of the receivables from agreements with Furnas. The average interest rate per annum of the debentures for the year ended December 31, 2004 was 14.3%.

The BAESA debentures were issued in August 2004 to finance the construction of the Barra Grande hydroelectric plant. The first issue bears interest at a rate equivalent to 105% of CDI and is payable in quarterly installments, the first in November 2006 and the last in August 2016. The interest rate of these debentures for the five-month period ended December 31, 2004 was 6.9%. The second issue of debentures is indexed to the IGP-M and bears interest at a rate of 9.55% per annum, being payable annually as of August 2007 and maturing in August 2016. The interest rate of these debentures for the five-month period ended December 31, 2004 was 6.5%.

On April 1, 2005, RGE issued two series of debentures totaling R$230 million. The first series of R$26.2 million is indexed to the IGP-M and bears interest at a rate of 9.6%, with interest payable annually as of April 1, 2006, and matures on April 1, 2011. The second series of R$203.8 million bears interest at a rate equivalent to 106% of CDI, with interest payable semiannually beginning October 1, 2005, and matures on April 1, 2009.

•	Piratininga FIDC. In March and August 2004, Piratininga borrowed R$150 million and R$50 million, respectively, under a receivables-based financing. The Piratininga facility amortizes over 36 months and 30 months, respectively, and bore interest at a rate equivalent to 115% of the CDI rate through January 2005, and 112% of the CDI rate thereafter. The outstanding principal on this facility at December 31, 2004 was R$138 million. The interest rate of this facility for the 10-month period ended December 31, 2004 was 15.7%.

•	Other real-Denominated Debt. At December 31, 2004, we had R$375 million outstanding under a number of other real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

•	Paulista Credit Facility. At December 31, 2004, we had R$436 million outstanding under a U.S. dollar-denominated floating-rate credit facility of Paulista contracted in 2001 to finance the acquisition of RGE. We have entered into swap agreements that effectively convert our obligations under the floating rate notes from U.S. dollars at a LIBOR-based rate into reais at rates based on CDI. The average interest rate per annum of the credit facility, after giving effect to the swap, for the 12-month period ended December 31, 2004 was 15.2%.

•	Exports Pre-Payment Facility of Sul Geradora Participações S.A. At December 31, 2004 Sul Geradora Participações, a wholly-owned subsidiary of RGE, had approximately R$151 million outstanding (of which we recognized R$101 million (67%) due to the proportionate consolidation of RGE) under an exports pre-payment financing denominated in U.S. dollars with an interest rate equivalent to LIBOR plus a spread, guaranteed by RGE. We entered into swap agreements to convert this financing to Brazilian reais with a CDI based interest rate.

•	IFC Loan. In March 2004, we borrowed US$40 million from IFC, secured by the stock of our subsidiary CPFL Centrais Elétricas and guaranteed by our controlling shareholders. The IFC loan bears interest based on LIBOR plus a spread of 5.25% per year. We have entered into swap agreements to convert exchange rate variations as well as the spread of 5.25% per year into reais at rates based on CDI. The outstanding principal on this loan at December 31, 2004 was R$106 million. On April 27, 2005, IFC notified us of its intention to exercise its right under the Investment Agreement to convert the full outstanding balance of the loan into our shares. In May 2005, the IFC subscribed for 1,440,409 of our common shares at a price of R$17.57 per share, resulting in a capital increase of R$25,307,986. The remainder of the outstanding balance of the loan is scheduled to be converted quarterly over the subsequent twelve months. We have also entered into a Registration Rights Agreement with IFC, whereby IFC has the right, subject to certain restrictions, to demand that we file up to five registration statements to register the resale of IFC’s shares in the United States and any other market in which our shares are traded. In addition, IFC has the right, subject to certain restrictions, to make additional demands that we register the resale of our common shares with the Securities and Exchange Commission, or SEC, on Form F-3. We are required to use our best efforts to effect the registration of IFC’s shares. In addition, subject to customary limitations, IFC has the right to cause us to include IFC’s shares in other registration statements we file.

•	IDB Loan. On January 24, 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. In April 2005, the first set of funds amounting to R$127.8 million was released, of which R$62.3 we recognized due to the proportionate consolidation of ENERCAN. The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period of 27 months.

•	Other U.S. Dollar-Denominated Debt. At December 31, 2004, we had R$133 million outstanding under other loans denominated in U.S. dollars. In general, these loans are secured by a pledge on the revenues of the borrower, and most bear interest at a spread over LIBOR. The average interest rate per annum of these loans for the 12-month period ended December 31, 2004 was 4.8%. We have not hedged our exposure to exchange rates that arises from these borrowings, but we do have U.S. dollar-denominated long-term receivables, in the amount of R$150 million at December 31, 2004.

Financial and Operating Covenants

     We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. These covenants include the following:

•	We have limitations on our ability to sell or pledge assets or to make investments in third parties.

•	Under the CPFL Geração and Paulista BNDES credit facilities, such companies must first pay the amounts due under the loans before paying dividends in an amount higher than the mandatory dividends.

•	Paulista may not make capital expenditures in excess of R$152 million for 2005 and R$160 million for 2006.

•	Under the Paulista credit facility, Paulista must maintain a ratio of total net worth to total capitalization not less than 42% (on a consolidated basis) and 37% (on a stand-alone basis); a ratio of EBITDA to interest expense not less than 2.25 (consolidated and stand-alone); and a ratio of debt to EBITDA not greater than 3.50 (on a consolidated basis and a stand-alone basis), with all ratios calculated using definitions set forth in the instruments governing the indebtedness. These are the ratios that apply as of December 31, 2004, but under the agreements some of them will become more restrictive in later periods.

•	Under the Paulista debentures, Paulista must maintain a ratio of EBITDA to financial expenses of at least 1.5 and a ratio of capital to total capitalization of at least 35%, with the ratios calculated as defined in the Paulista debentures.

•	Under the Exports Pre-Payment Facility of Sul Geradora Participações S.A. and the DEG – Deutsche Investitions und Entwicklingsgesellschaft MBH Onlending Financing, RGE must maintain: (1) a ratio of EBITDA to interest expense not less than 2.0; (2) a ratio of total indebtedness to capitalization not greater than 0.55; and (3) a ratio of debt to EBITDA not greater than 3.50.

     We are currently in compliance with our financial and operating covenants, including those set forth in the above paragraphs. Breach of any of these covenants would give our lenders the right to accelerate our repayment obligations.

     In addition, a number of our financing instruments are subject to acceleration if our current shareholders cease to own a majority of CPFL Energia’s voting equity or otherwise control the management and policies of the company, or if VBC ceases to own, directly or indirectly, at least 25% of Paulista’s issued and outstanding capital stock.

     The ability of our subsidiaries to pay dividends is subject to the following material restrictions under agreements to which they are party: (a) for RGE to pay dividends in excess of the legal minimum under Brazilian law, we require the agreement of the other investor in RGE and (b) our Campos Novos, Barra Grande and CERAN generation projects are restricted from paying dividends under their financing agreements. In 2004, we enhanced the ability of our subsidiaries to pay dividends to us by undertaking certain corporate reorganizations with respect to Paulista and Piratininga. Additionally, for Piratininga, the change will permit it to deduct for tax purposes the goodwill amortization that was previously recorded in an intermediate holding company’s financial statements. This will improve the prospects for subsidiaries to pay dividends to us.

     The concessions for our distribution and generation subsidiaries prohibit them from making loans or advances to us or to our other subsidiaries and affiliates without approval from ANEEL. Most of our debt instruments also provide that if there is a default under a covenant, the company in question will be limited in its ability to pay dividends in excess of the legal minimum under Brazilian law.

     We and our controlling shareholders, VBC, 521 and Bonaire, entered into a Share Retention Agreement with IFC, under which they agree to maintain, as a group, direct ownership of 51% of our outstanding voting shares and direct or indirect ownership of 51% of the issued and outstanding voting shares of Paulista and CPFL Geração. In addition, each of our controlling shareholders agrees to maintain direct ownership of at least 5% of our outstanding voting shares and direct or indirect ownership of at least 5% of the outstanding voting shares of Paulista and CPFL Geração. If it provides cash collateral as provided in the Share Retention Agreement, Bonaire will be permitted to reduce its ownership percentage of our voting shares and the voting shares of Paulista and CPFL Geração below the levels described above.

     In connection with the Investment Agreement, IFC, CPFL Geração and CPFL Centrais Elétricas entered into a Shareholders Agreement for the governance of CPFL Centrais Elétricas. Under the Shareholder Agreement, IFC’s approval is required for certain actions by CPFL Centrais Elétricas, including amendments to its bylaws, the issuance of additional shares, any merger, consolidation or other corporate restructuring or, any transfer of its assets.

     For more information on our financial covenants, see Notes 17 and 18 to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

     We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally of a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. During 2004, however, we guaranteed the full amount payable under R$436 million of credit facilities (not all of which has been drawn) of our subsidiary CERAN, while we will only report our proportionate 65% share of the liabilities on our balance sheet. Additionally, in 2005 we guaranteed 57.27% of the amount payable under a US$75 million credit facility (not all of which has been drawn) of our subsidiary ENERCAN, while we only report our proportionate 48.72% share of the liabilities on our balance sheet. As of December 31, 2004, we had no: (a) guarantee obligations (as described in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees), with the exception of the CERAN guarantee described above; (b) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (c) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (d) obligations arising out of a variable interest in an unconsolidated entity, as defined in FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

U.S. GAAP Reconciliation

     We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 36 to our audited consolidated financial statements. Net income for 2004 was R$389 million under U.S. GAAP, compared with net income of R$287 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2004 was R$5,277 million under U.S. GAAP, compared to R$4,096 million under Brazilian Accounting Principles.

     The differences between Brazilian Accounting Principles and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the following:

•	The difference in accounting for acquisitions under Brazilian Accounting Principles and U.S. GAAP. Under Brazilian Accounting Principles, acquisitions are accounted for at book value; and the difference between the book value of the purchased company’s net assets and the purchase price is recorded as goodwill and amortized. Under U.S. GAAP, an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is recognized as goodwill. The amortization of goodwill is not permitted under U.S. GAAP, subject to an annual assessment for impairment. However, under U.S. GAAP we principally allocated the excess purchase price over the fair value of assets acquired and liabilities to the concessions of the acquired companies, which is being amortized over the lives of the concessions. The net effect of these differences tended to make U.S. GAAP net income higher than Brazilian Accounting Principles net income when the amortization of goodwill under Brazilian Accounting Principles occurred over a 10-year period. Since we are now required to amortize goodwill over the life of our concessions, Brazilian Accounting Principles net income will tend to be higher than U.S. GAAP net income.

•	The recognition of deferred tariff revenues through the RTE is limited under U.S. GAAP to amounts we expect to recognize over the next 24 months. This difference makes U.S. GAAP net income higher in some years (like 2004 and 2003) and lower in others (like 2002).

•	Under U.S. GAAP, we recognize changes in fair value of derivatives in each period, while under Brazilian Accounting Principles we accrue the amount of any differential to be paid or received based on the terms of the relevant agreement. This difference makes U.S. GAAP net income higher in some years (like 2004 and 2003) and lower in others (like 2002).

Use of Estimates in Certain Accounting Policies

     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed in “—Background” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

     The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our audited consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

     Long-lived assets, which include property, plant and equipment, goodwill and investments comprise a significant amount of our total assets. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2004 and 2003 did not result in any significant impairment of our property, plant and equipment or consolidated goodwill.

Valuation of Deferred Regulatory Assets

     As discussed above, we defer and capitalize Parcel A costs that we expect to recover through rate increases, and in 2001 and 2002 we recognized revenues that we will realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles, and under U.S. GAAP it is also consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71). SFAS 71 provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. The total amount of net deferred regulatory assets reflected in the consolidated balance sheets, including interest we have recognized, was R$1,438 million at December 31, 2004, of which R$98 million (composed of R$39 million related to low income consumers regulatory asset; R$46 million related to the PIS and COFINS regulatory asset and R$13 million related to CVA related to energy purchased) is still pending official confirmation by ANEEL. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.

     We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. In 2004 we recognized an accrual in the amount of R$32 million against a revenue account related to the RTE. See Note 3(a) to our audited consolidated financial statements for the year ended December 31, 2004.

     The deferral and capitalization of expenses, and the recognition and deferral of revenues, in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we could be required to recognize an impairment of these regulatory assets.

Sales to the Energy Trading Chamber (formerly known as the Wholesale Energy Market)

     We engage in both sales and purchases of electricity with the Energy Trading Chamber, and the amounts we recognize as revenues and costs for these transactions are based on our estimates of volumes and prices, which are subject to subsequent confirmation by the Energy Trading Chamber. There are also legal challenges pending that could also affect the accounting for transactions with the Energy Trading Chamber in 2001 and 2002. See Note 6 to our audited consolidated financial statements. If our estimates prove incorrect or are not confirmed for any other reason, we would have to write off part of this amount. In the past, however, we have not had material disagreements with the Energy Trading Chamber over these amounts.

Pension Liabilities

     We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.” The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. Beginning in 2004, two of these assumptions were modified in accordance with the findings of a study by Fundação CESP – the mortality table and the expected nominal rate of return on plan assets – which tend to reduce the amount of our obligations. The results of this study will be reviewed annually. The total amount of our obligations recognized as expenses in 2004 was R$202 million. In 2005, the estimated amount of obligations to be recognized as expenses is R$139 million. The two changes described above and the rest of the actuarial assumptions, including the discount rate applied to future obligations and increases in salaries and benefits, are described in Note 19 (Brazilian Accounting Principles) and Note 36 (U.S. GAAP) to our audited consolidated financial statements.

Deferred Tax Assets and Liabilities

     We account for income taxes in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 109 “Accounting for Income Taxes,” which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

     We regularly review our deferred tax assets for recoverability. Under Brazilian Accounting Principles, the tax asset is not recognized if it is more likely than not that it will not be realized. Under U.S. GAAP, we establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Reserves for Contingencies

     We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

     We account for contingencies in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists, inside and outside of the company. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

     Our Board of Directors is dedicated to designing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our Board of Directors is comprised of 12 members, and in the event of a tie, the chairman of the board has the deciding vote. The Board of Directors meets at least once a month or whenever requested by the chairman of the board.

     Under Brazilian corporation law, each director must hold at least one of our common or preferred shares and may reside outside of Brazil. Under our by-laws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, reelection being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 29, 2005 and their terms will expire at our next annual shareholders’ meeting. Our by-laws do not provide for a mandatory retirement age for our directors.

     There are no provisions in our by-laws restricting a director’s power to vote on a proposal or approve a contract in which such director is materially interested. However, any transaction entered into between our shareholders or related parties and us that exceeds R$6 million must be previously approved by our Board of Directors. In addition, under Brazilian corporation law, directors are prohibited from voting as shareholders on any matter, or participate in any transaction or business that would result in such director having a conflict of interest with our company. As of this date, there are no relevant agreements or other obligations between us and our directors.

     Under the terms of our shareholders’ agreement, six of the members of our Board of Directors have been designated by VBC, four directors have been designated by 521 and two directors have been designated by Bonaire. The chairman of our Board of Directors has been designated by VBC, and the vice president has been designated by 521. Our shareholders’ agreement also provides that after the issuance of our shares (1) the number of our directors may be increased in order to allow the shareholders that are parties to the shareholders’ agreement the right to collectively designate 12 board members and (2) one or more board positions will be assigned to representatives of minority shareholders. See “Principal and Selling Shareholders—Shareholders’ Agreement.”

     Under Brazilian corporation law, minority shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 15% of the outstanding voting shares. Minority shareholders that own greater than 5% of voting shares may request voto múltiplo (multiple voting). None of our minority shareholders holds at least 15% of the outstanding voting shares, and BNDES, the sole minority shareholder with greater than 5% of voting shares, did not request the multiple vote procedure at our 2005 annual shareholders’ meeting.

     The following table sets forth the name, age and position of each current member of our Board of Directors.

Name	Age	Position
Carlos Ermírio de Moraes	49	Chairman
Cecília Mendes Garcez Siqueira	47	Vice-President
Aloísio Macário Ferreira de Souza	45	Director
Carlos Alberto Cardoso Moreira	45	Director
José Édison Barros Franco	55	Director
Deli Soares Pereira	55	Director
Francisco Caprino Neto	45	Director
Luiz Maurício Leuzinger	63	Director
Mário da Silveira Teixeira Junior	59	Director
Otávio Carneiro de Rezende	50	Director
Adézio de Almeida Lima	50	Director
Martin Roberto Glogowsky	51	Director

     Carlos Ermírio de Moraes – Mr. Ermírio de Moraes received a degree in metallurgic engineering from the Colorado School of Mines in 1979. He acted as director of operations in several business units of the Votorantim Group, including Companhia Níquel Tocantins and Companhia Brasileira de Alumínio. Mr. Ermírio de Moraes was elected director of Companhia Cimento Portland Itaú, a subsidiary of Votorantim Cimentos, in March 1983, serving as its chief executive officer from 1990 until 1998. Mr. Ermírio de Moraes was a founder and board member of NiDI — the Nickel Development Institute, in Toronto, Canada, from 1985 to 1998. He was also CEO of Instituto de Metais Não Ferrosos from 1986 to 1987 and of the Associação Brasileira do Alumínio between 1993 and 1996. He was also a member of the board of ALUNORTE – Alumina do Norte do Brasil S.A. from 1993 to 2001, of Mineração Rio do Norte from 1997 to 2001, and of VBC Energia S.A. and VBC Participações S.A. from 1997 until 2003. He is currently the chief executive officer of Votorantim Metais, since 1996, an executive officer of Votorantim Energia Ltda., since 1998, chairman of the executive board of Votorantim Participações since 2001 and board member of Votorantim Celulose e Papel since 2003. He is also a founding member of the Instituto Ayrton Senna, an entity dedicated to social development in Brazil. Mr. Ermírio de Moraes has been chairman of our Board of Directors since March 29, 2000.

     Cecília Mendes Garcez Siqueira– Ms. Siqueira received a degree in Psychology from the University of São João Del Rey, in the State of Minas Gerais, and in Education from the University of Brasília – UNB, in 1998, and both a post-graduation degree in Social Security and Management of Pension Funds and a masters degree in executive management from Fundação Getúlio Vargas – FGV. She is currently attending the Masters in Business Administration program at the Instituto Brasileiro de Mercado de Capitais – IBMEC. Ms. Siqueira has been an employee of Banco do Brasil since 1979 and was appointed to work at PREVI, where she acted as Deliberative Board and acts as the Planning Director since 2004. Ms. Siqueira was a member of the board of directors of Neo energia and, since April 2005, has been the vice president of the board of directors of Paulista, Piratininga and CPFL Geração. Ms. Siqueira has been the vice chairman of our Board of Directors since April 29, 2005.

     Aloísio Macário Ferreira de Souza – Mr. Ferreira de Souza received a degree in accounting from the University of Brasília-UNB in 1984 and received a specialization degree in management of commercial and investment banks from Citibank, N.A., in 1992. Mr. Ferreira de Souza also received a specialization degree in advanced valuation from CEFET, City of Rio de Janeiro in 2003. He has been an employee of Banco do Brasil since 1978 where he was an adviser of the international accounting department and adviser of the capital markets desk. He currently is the manager of Corporate Governance at PREVI. Mr. Ferreira de Souza has acted as an advisor of the winning consortiums in the privatization process of COELBA, an electricity provider in the Brazilian State of Bahia, COSERN, an electricity generator and provider in the Brazilian State of Rio Grande do Norte, and Tele Centro-Oeste Celular, a mobile telephone operator. He is also a member of the boards of directors of Paulista, Piratininga, CPFL Geração, RGE and Semesa and has been a member of our Board of Directors since April 28, 2003.

     Carlos Alberto Cardoso Moreira – Mr. Moreira received a degree in business from the Catholic University of São Paulo. He was a senior investment analyst at Credibanco from May 1984 to April 1988, resident vice-president at Citibank N.A. from May 1988 to May 1992 and chief institutional investment officer at Banco BMC S.A. Mr. Moreira has been the chief financial officer of Fundação Sistel de Seguridade Social – SISTEL, a private pension fund, since June 2000. He is a member of CNTI National Technical Commission of Investments, a member of the boards of directors of the World Trade Center in São Paulo, an executive officer of Bonaire and a member of the board of directors of Embraer S.A. Mr. Moreira is a member of the boards of directors of Paulista, Piratininga and CPFL Geração and has been a member of our Board of Directors since April 30, 2004.

     José Édison Barros Franco – Mr. Franco received a degree in Production Mechanical Engineering from the Politechnical School of the University of São Paulo. He completed a post-graduate course in business administration at Fundação Getúlio Vargas and the Advanced Management Program at Harvard University. He acted as Assistant to the Board of Executive Officers of Camargo Corrêa S.A. from 1998 to 2000, as Planning and Controlling Superintendent from 1998 to 2000, as Planning and Controlling Officer from 2000 to 2003 and as Chief Executive Officer from 2003 to 2004. He has been a member of the board of directors of São Paulo Alpargatas S.A. since 2002, Santista Têxtil S.A. since 2003 and Camargo Corrêa S.A. since 2004. Mr. Franco is also the Chairman of the boards of directors of Camargo Corrêa Cimentos S.A., Camargo Corrêa Energia and Camargo Corrêa Transportes S.A. since 2004. Mr. Franco is a member of the boards of directors of VBC Participações, VBC, Paulista, Piratininga and CPFL Geração and has been a member of our Board of Directors since April 29, 2005.

     Deli Soares Pereira – Mr. Pereira received a degree in social sciences from the University of São Paulo-USP in 1977. He has served as a member of the boards of directors of Tigre Tubos e Conexões S.A., a Brazilian infrastructure development company, and Caixa de Assistência dos Funcionários do Banco do Brasil—CASSI. He is currently a member of the boards of directors of Paulista, Piratininga and CPFL Geração and Mr. Pereira has been a member of our Board of Directors since April 28, 2004.

     Francisco Caprino Neto – Mr. Caprino Neto received a degree in metallurgic engineering from the University of São Paulo-USP in 1983. He received a masters degree in metallurgic engineering from the same university in 1992. During his career, Mr. Caprino Neto held key positions in several private entities, such as chief of the engineering of processes department and control and planning manager of Siderúrgica J.L. Aliperti S.A., coordinator of metallurgic processes of Aços Villares S.A. and planning consultant of Camargo Corrêa S.A. He is currently a Superintendent Director of Camargo Corrêa Energia S.A. and Camargo Corrêa Transportes S.A., and a member of the boards of directors of VBC Participacões S.A., of VBC Energia S.A., of Companhia de Concessões Rodoviárias-CCR, of Paulista, Piratininga, CPFL Geração and RGE. Mr. Caprino Neto has been a member of our Board of Directors since April 28, 2000.

     Luiz Maurício Leuzinger – Mr. Leuzinger received a degree in electric engineering from Federal University of Rio de Janeiro-UFRJ in 1965 and a masters degree in electric engineering from the Illinois Institute of Technology, Chicago, in 1968. He also participated in several specialization programs, such as economic engineering at Illinois Institute of Technology, Chicago, in 1968 and financial management at Fundação Getúlio Vargas, City of Rio de Janeiro, in 1979. He worked at Furnas Centrais Elétricas S.A., as an assistant to the chief financial officer and, subsequently, as financial superintendent. He was also chief financial officer of NUCLEN — Nuclebrás Engenharia S.A., a subsidiary of Eletrobrás, and was the managing officer of Fundação Real Grandeza. Mr. Leuzinger was a managing partner of Toronto Representações and RHL Consultores. From 1992 to 1997, Mr. Leuzinger was engaged in consulting activities, primarily with Engevix and Banco Bradesco, one of the largest commercial banks in Brazil having participated in the reorganization and privatization of several entities of the power industry. He was also the chief executive officer of RGE from October 1997 until January 1998. Mr. Leuzinger is currently an officer of Bradespar S.A., chairman of the board of directors of RGE, and a member of the board of Directors of VBC Participações S.A., VBC, Paulista, Piratininga and CPFL Geração. Mr. Leuzinger has been a member of our Board of Directors since April 28, 2000.

     Mário da Silveira Teixeira Junior – Mr. Teixeira Junior received a degree in civil engineering and business from Mackenzie University, City of São Paulo. He joined Bradesco S.A. Corretora de Titulos e Valores Mobiliários in 1971 and was an executive officer from 1983 to 1984 when he became a department supervisor of Banco Bradesco S.A. He was appointed manager in 1992, vice-president in 1998 and, from 1999 to 2001 and then again in 2002, a member of the board of Banco Bradesco S.A. At Bradesplan Participações S.A., he was an executive officer from 1998 to 1999, a member of the board of directors from 1999 to 2001, CEO from 2001 to 2002, before again becoming a member of the board of directors in 2002. From 2001 to 2002, he was CEO of Bradespar S.A. and, in 2002, he returned to the board of directors of that company, where he had served as a director from 2000 to 2001. Mr. Teixeira Junior has also served as a member of the boards of directors of Net Serviços de Comunicação S.A. (1998 to 2000), Latasa S.A. (1992 to 2000) and São Paulo Alpargatas S.A. (1996 to 1999). He is currently a member of the board of directors of VBC Energia S.A. and VBC Participações S.A. He previously served as Chairman of the board of directors of Companhia Vale do Rio Doce and VALEPAR S.A. Mr. Teixeira Junior has been a member of our Board of Directors since August 30, 2001.

     Otávio Carneiro de Rezende – Mr. Carneiro de Rezende received a degree in economics from the Faculdade Cândido Mendes, and received a masters in business administration degree from APG Amana Key in 1993. From 1985 to 1993, he was with Banco Bozano Simonsen and with Banco Nacional from 1993 to 1995. He was the financial and investor relations officer of Serra da Mesa Energia S.A. and Bandeirante Energia S.A. from 1998 to 2000. Mr. Carneiro de Rezende was the financial officer of Paulista, Piratininga and CPFL Geração from 2000 to 2002. He is currently an officer of Votorantim Energia Ltda. and a member of the boards of directors of VBC Participações S.A., Grupo de Empresas Associadas Serra do Facão, Consório Empresarial Pai Querê, Consórcio Empresarial Salto Pilão, Machadinho Energética, Paulista, Piratininga, CPFL Geração, RGE, ENERCAN, BAESA, Capim Branco Energia and Abiape – Associação Brasileira dos Investidores em Autoprodução de Energia Elétrica. Mr. Carneiro Rezende has been a member of our Board of Directors since December 18, 2002.

     Adézio de Almeida Lima – Mr. Lima received a degree in economics from the Federal Universit of Viçosa, State of Minas Gerais and in Mathematics from the Federal University of Espírito Santo. Mr. Lima is a member of the board of the Fundação Banco do Brasil, Chairman of BB Administração de Consórcios S.A. and a Vice-President Officer of Credit, Controlling and Global Risk of Banco do Brasil S.A., as well as a member of the board of directors of Banco Popular do Brasil S.A. and of BB Distribuidora de Valores Mobiliários. Mr. Lima is a member of the boards of directors of Paulista, Piratininga and CPFL Geração and has been a member of our Board of Directors since April 29, 2005.

     Martin Roberto Glogowsky – Mr. Glogowsky received a degree in law from the Catholic University of São Paulo and received a masters degree in business administration from Fundação Getúlio Vargas. Mr.

Glogowsky is the chairman of Fundação CESP and a member of our executive committee and an alternate member of our audit committee. He is also a member of the board of directors of Bonaire Participações, Paulista, Piratininga and CPFL Geração. Mr. Glogowsky was a member of our Board of Directors from 2002 to 2003 and rejoined our board in 2005.

Executive Officers

     Our executive officers are responsible for our day-to-day management. Under our by-laws, our board of executive officers is comprised of six members that are appointed by our Board of Directors for two-year terms, with the possibility of re-election.

     The following table sets forth the name, age and position of each of our executive officers elected on May 6, 2005. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Junior	46	Chief Executive Officer
José Antonio de Almeida Filippo	44	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	51	Vice-President of Distribution
Miguel Normando Abdalla Saad	55	Vice-President of Generation
Paulo Cezar Coelho Tavares	51	Vice-President of Energy Management
Reni Antonio da Silva	55	Vice-President of Strategy and Regulation

     Wilson Ferreira Junior – Mr. Ferreira Junior graduated in electrical engineering from Mackenzie University, City of São Paulo, in 1981. He also holds a graduate degree in business from the same university (1983) and a masters degree in energy from the University of São Paulo-USP. Mr. Ferreira Junior participated in several specialization programs, such as workplace safety engineering from Mackenzie University, City of São Paulo, in 1982, marketing from Fundação Getúlio Vargas in 1988, electricity distribution management from Swedish Power Co., Sweden, in 1992. He has acted in several key positions in Companhia Energética de São Paulo – CESP, an electric power producer in the Brazilian State of São Paulo, where he was the distribution executive officer from 1995 to 1998. From 1998 to 2000, he was CEO of RGE and from 2000 to 2001 he was chairman of the board of directors of Bandeirante Energia. He was elected president of Associação Brasileira de Distribuidores de Energia Elétrica — ABRADEE and he is the vice-president of Associação Brasileira de Infra-Estrutura e Indústrias de Base – ABDIB, a non-profit organization that promotes infrastructure and industrial development in Brazil. Mr. Ferreira Junior is currently the chairman of the board of directors of ONS. In March 2000, he was appointed CEO of Paulista and, subsequently, CEO of Piratininga, CPFL Geração, CPFL Brasil, Semesa, Foz do Chapecó Energia and CPFL Centrais Elétricas. He is also a member of the board of directors of Semesa and Foz do Chapecó Energia. Mr. Ferreira Junior has been our CEO since August 28, 2002.

     José Antonio de Almeida Filippo – Mr. Filippo graduated in civil engineering from the Federal University of Rio de Janeiro in 1983. He also holds a post-graduate degree in finance from the Management and Administration Institute (Brazil, 1984). He took part in the Program of Management Development — at IBMEC Entrepreneurial Development Society (Brasil, 1990) and in the Program for Management Development from Harvard Business School (Boston, USA, 1999). Mr. Filippo was a financial officer of Gafisa Imobiliária S.A. from 1990 through 1995, the Corporate Financial Manager of Reynolds Latas de Alumínio S.A. – LATASA from 1995 through 2000 and the Chief Financial Officer for Latin America of Ingersoll-Rand do Brasil Ltda. from March 2000 through June 2004. Mr. Filippo was elected as the Chief Financial Officer and Head of Investors Relation of CPFL Energia, Paulista, Piratininga and CPFL Geração on June 30, 2004. He is also Chief Financial Officer of CPFL Brasil, CPFL Centrais Elétricas, Semesa and Foz do Chapecó Energia.

     Hélio Viana Pereira – Mr. Pereira received a degree in electric engineering from Escola Federal de Engenharia de Itajubá – EFEI in 1976, and has a specialization degree in industrial quality engineering from University of Campinas, State of São Paulo. He also received post-graduate degrees in energy business management from Fundação Getúlio Vargas and University of São Paulo-USP. He was an engineer at the Rural Electric Department of Eletrobrás from 1976 to 1978. He was an engineer at the Underground Network Study Department and manager at the Public Illumination Division of Companhia de Electricidade de Brasília from 1978 to 1981 and acted in key positions as operational control supervisor and operation manager at Companhia de Electricidade de Brasília from 1984 to 1989. Mr. Pereira held the positions of manager of the Department of Planning and Modernization at Paulista from May to August of 2000. He has held the position of vice-president of distribution at Paulista and Piratininga since September 2000. Mr. Pereira has been our vice-president of distribution since August 28, 2002.

     Miguel Normando Abdalla Saad – Mr. Saad received a degree in civil engineering from University of São Paulo-USP in 1973. He acted in several key positions at Companhia Energética de São Paulo – CESP, from 1974 to 2000, such as chief engineer of the concrete division of the laboratory of civil engineering, manager of the division of water and thermal resources, adjunct manager of the electric system expansion planning department and manager of the construction and contracts department. He was a visiting scholar at University of California – Berkeley (1978) in the department of civil engineering. He was also a member of the American Concrete Institute and the Brazilian Concrete Institute from 1978 to 1990, acting in the committee of concrete technology and concrete construction. Mr. Saad was the president of the São Paulo Division of the Brazilian Commission on Large Dams during the period of 1994 to 1997. Mr. Saad is currently the vice-president of generation of CPFL Geração and CPFL Centrais Elétricas. He is also chairman of the board of directors of ENERCAN and CERAN, vice president of the board of directors of BAESA and Superintendent Officer of Foz do Chapecó and Technical Officer of Semesa. Mr. Saad has been our vice-president of generation since August 28, 2002.

     Paulo Cezar Coelho Tavares – Mr. Tavares graduated in electric engineering from Federal University of Pernambuco-UFPE, state of Recife, and received a masters degree in power systems from Unicamp, City of Campinas, State of São Paulo (1998). He has an MBA in finance from IBMEC, City of Rio de Janeiro (1998). He teaches computer methods applicable to power systems at Universidade Estadual de Pernambuco since 1988. Mr. Tavares has worked at CHESF as an engineer and as Manager of Energy Planning and Energy Commercialization. In addition, he was an Assistant to the Executive Management Team of Eletrobras, in charge of the Programa Nacional de Conservação de Energia (PROCEL) and of the Areas of Rural and Urban Distribution. He also acted as Deputy Secretary of PROCEL. Mr. Tavares coordinated several agreements and international cooperation projects related to Electricity Efficiency Area, with institutions such as the World Bank, USAID, ACEEE, CIDA, in Canada, ETSU, in UK and ALURE, in the European Community. He was also a member of the board of directors of Companhia Energética de Alagoas — CEAL, Companhia Energética do Rio Grande do Norte – COSERN and Companhia Energética de Pernambuco — CELPE. He was vice-president of corporate development and president of CELPE, the distributor of electricity in the State of Pernambuco, and, subsequently, CEO of GCS, an energy and gas trading company of the Guaraniana Group. He is currently the vice-president of energy management of Paulista, CPFL Geração, Piratininga, CPFL Brasil and CPFL Centrais Elétricas. He is also the president of the Brazilian Association of Energy Traders (ABRACEEL). Mr. Tavares has been our vice-president of energy management since August 28, 2002.

     Reni Antonio da Silva – Mr. Silva received a degree in electric engineering from the Federal University of Juiz de Fora-UFJF, State of Minas Gerais, in 1974 and a business specialization degree from the Instituto Superior de Administração (ISAD) of the Catholic University, City of Curitiba, State of Paraná, in 1997, a joint program with the business school of the University of Texas, Austin. He participated in several specialization programs, such as management of distribution companies at EDF, France; and competition in a global world at the business school of the University of Texas. He was a trainee in several energy distribution companies in France, Italy, England, Belgium and Portugal. Mr. Silva participated in the Conselho do Mercado Atacadista de Energia – COMAE. He was also an executive officer of Espírito Santo Centrais Elétricas - Escelsa, an electric power company in the Brazilian State of Espírito Santo, and Empresa Energética do Mato Grosso do Sul – ENERSUL, an electric power company based in the Brazilian State of Mato Grosso do Sul, from 1998 to 2001; supervising commercial manager of COPEL, an electric power company in the Brazilian State of Paraná, from 1996 to 1998; member of the Núcleo Executivo da Câmara de Gestão da Crise de Energia Elétrica – GCE; member of the executive committee of MAE (COEX); and member of the board of directors of the ONS. Mr. Silva is currently the strategy and regulation executive officer of Paulista, Piratininga, CPFL Geração, CPFL Brasil and CPFL Centrais Elétricas, and he has been our vice-president of strategy and regulation since August 28, 2002.

Fiscal Committee

     Under Brazilian corporation law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of the management and the company’s external auditors. Our fiscal committee is permanent, although Brazilian corporation law allows fiscal committees to be either permanent or non-permanent and may be composed of a minimum of three and a maximum of five members. A fiscal committee is not equivalent to, or comparable with, an audit committee. The primary responsibility of the fiscal committee is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. Brazilian corporation law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive officers, excluding benefits and profit sharing. Minority holders of common shares owning in aggregate at least 10% of the common shares outstanding may also elect one member of the fiscal committee.

     Under Brazilian corporation law, our fiscal committee may not contain members that are on our Board of Directors, are on the Board of Executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal committee is composed of five members, Mr. Inácio Clemente da Silva, Mr. Ramón Pérez Arias Filho, Mr. José Ricardo Fagonde Forni, Mr. Luiz Augusto Ckless Silva and Ms. Susana Hanna Stephan Jabra.

     In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal committee to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We have taken all steps necessary to implement this decision of our Board of Directors.

Advisory Committees

     We have six advisory committees, including an Executive Committee, an Audit Committee, a Compensation Committee, a Construction Committee, a Financial Services Committee and a Purchase and Sale of Raw Materials Committee. Our Audit Committee and Compensation Committee have been established on a permanent basis.

     Executive Committee. Our Executive Committee is responsible for analyzing and submitting proposals related to the strategic and operational plans of the company. The members of this committee are Otávio Rezende de Carneiro, Francisco Caprino Neto, Luiz Maurício Leuzinger, Arthur Prado de Silva, Aloísio Macário Ferrreira de Souza and Martin Glogowsky.

     Audit Committee. Our Audit Committee is responsible for the coordination of the internal audit process and presenting to the Board of Directors its opinion with respect to the financial statements and with respect to areas that are subject to an audit process. The members of this committee are Ramón Pérez Arias Filho, Susana Hanna Stephan Jabra, Marcelo Santos Dall’occo and Paulo Ricardo Ultra Soares. None of the members of our audit committee is a member of our Board of Directors. Accordingly, this committee is not comparable to audit committees of U.S. companies and does not serve as the audit committee for purposes of our obligations under the Sarbanes-Oxley Act of 2002. See “–—Fiscal Committee.”

     Compensation Committee. Our Compensation Committee is responsible for the selection process of the CEO and the evaluation of all executive officers (including the CEO), recommending occasional removals, the level of compensation and the amount of bonuses based on available profits, depending on performance. The members of this committee are Carlos Ermírio de Moraes, Francisco Caprino Neto, Luiz Maurício Leuzinger, Cecília Mendes Garcez Siqueira, Aloísio Macário Ferreira de Souza and Carlos Alberto Moreira.

     Construction Committee. Our Construction Committee is responsible for the evaluation of the selection process of suppliers of construction services for contracts in an amount exceeding R$10 million, opining about the best proposal. The members of this committee are Ramón Pérez Arias Filho, Daniela Corci Cardoso, Arthur Prado Silva and Carlos Eduardo Reich.

     Financial Services Committee. Our Financial Services Committee is responsible for the evaluation of the selection process of suppliers of financial services for contracts in an amount exceeding R$10 million, opining about the best proposal. The members of this committee are Nelson Shimada, Ramón Pérez Arias Filho, Carlos Eduardo Reich and Arthur Prado Silva.

     Purchase and Sale of Raw Materials Committee. Our Purchase and Sale of Raw Materials Committee is responsible for the evaluation of the selection process of suppliers for contracts in an amount exceeding R$6 million that may involve a related party, opining about the best proposal. It is also responsible for monitoring the execution of contracts for the sale of energy in an amount exceeding R$6 million with a related party, in order to guarantee that prevailing market conditions are observed. The members of this committee are Ramón Pérez Arias Filho, Robson da Costa Barbosa, Aloísio Macário Ferreira de Souza and Bruno Girardi.

Compensation

     Under the Brazilian corporation law, our shareholders are responsible for establishing the aggregate amount we pay to the members of our Board of Directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our Board of Directors and executive officers, the members of our Board of Directors are then responsible for setting individual compensation levels.

     For the year ended December 31, 2004, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors and our executive officers was approximately R$9.8 million.

     Pursuant to our by-laws, our shareholders may decide to share profits with the members of our Board of Directors and executive officers in such fiscal years when the mandatory dividends are paid. The amount distributed as profit sharing may not exceed the lesser of their annual compensation and 10% of the profits.

Indemnification of Officers and Directors

     Neither the laws of Brazil nor the Registrant’s by-laws provide for indemnification of directors or officers. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Employees

     As of December 31, 2004, we had 5,517 full time employees (including the employees of RGE). The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2004	2003	2002
Distribution	4,531	4,764	4,897
Generation	114	97	110
Commercialization	33	18	0
Corporate staff	839	514	547

Total	5,517	5,393	5,554

     Since the privatization of Paulista, we have reduced the number of Paulista employees from 5,588 to 3,055 employees at December 31, 2004, which also includes those employees associated with CPFL Geração and CPFL Brasil. The number of employees of Piratininga has been reduced from 1,256 at December 31, 2001 to 1,055 at December 31, 2004. These reductions are a result of success in restructuring our business, capturing synergies among our subsidiaries and achieving greater operational efficiency.

     In order to further improve our operational efficiency, productivity and quality of service, we invest in the professional development of our employees by means of technical courses, seminars, workshops and specialized training. In 2004, we provided more than 709,700 hours of training, representing an average of 130 training hours per employee.

     Among our major training and development programs, we highlight the following:

•	CPFL Padrão, our standard operations and security program for procedures and tools related to tasks performed by our technicians;

•	Corrente Contínua, a program aimed at the development of management skills, with a focus on continuing education;

•	E-learning, a program aimed at self-development, we make 15 courses available to our employees through the internet and our intranet; and

•	Requalificação Profissional, a program also aimed at self-development, we contribute 1% of our payroll to individual initiatives designed to strengthen the technical skills of our employees.

     Safety at work is one of our values and our first priority in terms of personnel management. In 2004, we dedicated over 337,000 hours of training for workplace safety, including the Segurança ao Seu Lado program, which discusses accident prevention and the importance of using individual protection equipment. This focus on workplace safety is reflected in our low rate of accidents that require an absence, which has decreased significantly at both Paulista and Piratininga during the period 2000 to 2004.

     A majority of our employees are members of unions, with which we have collective bargaining agreements. We renegotiate these agreements annually with the ten principal unions that represent our various employee groups. Salary increases are generally provided for on an annual basis. We believe that we have good relationships with our unions as evidenced by the fact that we have not had any labor strikes during the last fifteen years.

     Paulista, Piratininga and CPFL Geração have a Board of Employee Representatives, whose members are elected by each company’s employees. The Board’s function is to provide a vehicle for voicing employee concerns to management and to the board of directors. The President of the Board of Employee Representatives also serves as a board member. RGE also has a representative of its employees on its board of directors, but such representative is chosen by the workers’ syndicate.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to our employees (except for RGE). All of our employees are eligible for the program, and as of December 31, 2004, almost all of our employees had elected to participate in the Fundação CESP plan.

     In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. Our Board of Directors and the shareholders must approve the amount of such compensation, which is determined in consultation with an employee committee. Funds are allocated to the employee profit sharing fund on an annual basis once we have achieved at least 80% of our projected profits for the year. In addition, we develop productivity and performance goals in conjunction with the unions. Achievement of these goals must reach at least 80% in order for the program to be fully funded. In 2004, we reserved R$19 million for our employee profit sharing program.

     In addition, part of each employee’s compensation is linked to previously agreed upon performance goals. Employees are evaluated based on criteria such as quality of work product, adherence to safety protocols and productivity. Our performance evaluation system is designed to evaluate required skill as well, and enables us to evaluate the development of our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares as of December 31, 2004. Percentages in the following table are based on 451,628,769 outstanding common shares.

	Common Shares	(%)
VBC Energia S.A.(1)	170,214,676	37.69
521 Participações S.A.(2)	149,230,369	33.04
Bonaire Participações S.A.(3)	61,503,529	13.62
BNDES Participações S.A(4)	23,005,251	5.09
Executive officers and directors as a group	38,692	0.01

Total	403,992,517	89.45

(1)	VBC Energia S.A. is controlled by three Brazilian companies: (A) Votorantim Energia Ltda., which is controlled by Grupo Votorantim; (B) Bradesplan Participações S.A., a holding company controlled by Bradespar S.A., which is an investment company that is controlled by Cidade de Deus – Cia Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Gespar S.C. Ltda.; and (C) Camargo Corrêa Energia S.A., which is controlled by Camargo Corrêa S.A.
(2)	521 Participações S.A is a holding company controlled by PREVI, a pension fund controlled by Banco do Brasil. The Brazilian government owns a majority of the voting capital of Banco do Brasil.
(3)	Bonaire Participações S.A. is a holding company controlled by Energia Fundo de Investimento em Participações, whose ownership interest is controlled by four pension funds: (A) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletricidade de São Paulo S.A., Bandeirante Energia S/A and Eletricidade e Serviços S/A (Elektro), among other Brazilian electricity companies, where investment control is overseen by members of the board of trustees who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the board of trustees are Guy Adolfo Ishikawa, Sergio Pasqual Teixeira, Carlos José Silveira Figueiredo, Adauto Firmino Ribeiro, Marcos de Mendonça Peccin, Gentil Teixeira de Freitas, Arlindo Casagrande Filho, Wanderley José de Freitas, Adelmo da Costa Teves Junior, Valdivino Ferreira Anjos, Antônio Carlos Soligo, Sergio Pasqual Teixeira, Marcelo Schmidt, Marco Antônio Previato, Paulo Giavina Bianchi, Gastão Aristides F. Borges, Carlos Rogério Araújo, Ernesto dos Santos Filho and Luiz Pedro Delgado); (B) Fundação SISTEL de Seguridade Social, primarily for employees of Brasil Telecom, Telefónica S.A., and Telemar Norte Leste S.A., where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors and pensioners (the current members of the deliberative council are Gilmar Roberto Pereira Camurra, Stael Prata Silva Filho, Antônio Cortizas Nogueirol, José Luis Magalhães Salazar, Eurico de Jesus Teles Neto, Fernando Cassino, Jorge de Moraes Jardim Filho, Carlos Geraldo Campos Magalhães and Ézio Teodoro de Resende); (C) Fundação Petrobras de Seguridade Social – PETROS, primarily for employees of Petróleo Brasileiro S.A., where investment control is held by members of the deliberative council, including those selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Wilson Santarosa, Diego Hernandes and José Lima de Andrade Neto); and (D) Fundação SABESP de Seguridade Social – SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Walter Sigollo, Ademir A. de Oliveira, Helifax Pinto de Souza, Iassuo Hagy, João Batista Meinberg Porto and Robson Ramos Branco).
(4)	BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade. The BNDES board of directors is comprised of the BNDES president and eight members appointed by the president of Brazil. Currently, the nine directors include: Guido Mantega, Demian Fiocca, Roberto Timótheo da Costa, Carlos Kawall Leal Ferreira and Maurício Borges Lemos.

Shareholders’ Agreement

     Voting Rights. Our shareholders’ agreement, executed among VBC, 521, Bonaire and us, as intervening and consenting party, regulates the terms and conditions to assure control of CPFL and our subsidiaries. Under the shareholders’ agreement, certain actions require the approval of at least VBC and 521 (at least 80% of the shares subject to the shareholders’ agreement), including:

•	election of the CEO and removal of any executive officer (including the CEO);

•	definition of the dividend policy;

•	creation and dissolution of controlled companies;

•	acquisition and sale of investments in other entities;

•	approval of our budget;

•	approval of our business plan;

•	capital increase within our pre-approved authorized capital and determination of the issuance price of shares;

•	issuance of warrants within our pre-approved authorized capital;

•	incurrence of indebtedness – including guarantees and collaterals in favor of controlled entities and invested companies – beyond the thresholds established in our budget or our business plan;

•	execution of any agreement with a global amount in excess of R$20 million, even if already included in our budget or our business plan;

•	granting of any kind of collateral or guarantee in favor of third parties;

•	execution of agreements with related parties in an amount in excess of R$5 million;

•	appointment of our independent auditors and its substitution;

•	authorization for the acquisition of our own shares for cancellation or for treasury;

•	amendment of concession agreements of any controlled entity;

•	approval of stock option plans;

•	acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$20 million;

•	detailing of the matters that are subject to the previous analysis of corporate advisory committees ; and

•	compensation of the members of advisory committees that are not one of our employees, board members or executive officers.

     The dispositions of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.

     Corporate Governance. Our Board of Directors consists of 12 members, appointed as follows:

•	six appointed by VBC;

•	four appointed by 521; and

•	two appointed by Bonaire.

     The number of directors may increase in order to assure that the parties to our shareholders’ agreement have the right to appoint 12 board members. One or more board positions is assigned to our minority shareholders, to be elected through the exercise of minority rights set forth under Brazilian corporation law or as otherwise agreed upon among the parties to the shareholders’ agreement.

     Our shareholders’ agreement provides for the establishment of five advisory committees – an Audit Committee, a Compensation Committee, a Construction Committee, a Financial Services Committee and a Purchase and Sale of Raw Materials Committee.

     The shareholders’ agreement also establishes the framework of our management. It provides that our board of executive officers will be comprised of six members, who will serve for two-year terms, including our chief executive officer, the vice-president of distribution, the chief financial officer and head of investor relations, the vice-president of generation, the vice-president of energy management and the vice-president of strategy and regulation. To the fullest extent possible, our directors appointed by the parties to the shareholders’ agreement are required to be elected as directors of our controlled companies.

     Transfer of Shares. Our shareholders’ agreement provides for certain rights and obligations in the event of transfer of shares subject to the shareholders’ agreement, or affected shares, including:

•	Right of First Refusal. The parties to the shareholders agreement have a right of first refusal to acquire affected shares in the event one of them decides to sell its affected shares to a third party.

•	Tag-along Rights. A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its affected shares to the acquiring third party. Tag-along provisions do not apply to the disposition of affected shares by Bonaire while its stake within the controlling block is lower than 20%.

•	Preemptive Rights. The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

•	Tag-along Rights of Bonaire. In the event of a sale, assignment or transfer of affected shares by 521 and VBC that results in an equity percentage lower than 20% and 30%, respectively, of the aggregate affected shares and, as long as Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of affected shares together with 521 or VBC, under the same terms and conditions.

     Change of Control. In the event of direct or indirect change of control of any of the parties subject to the shareholders’ agreement, the remaining parties shall have the right to acquire all affected shares held, directly or indirectly, by the party undergoing the change of control, paying for such shares an amount to be determined by a recognized financial institution.

Option Agreement

     Our controlling shareholders are also party to an agreement pursuant to which they have granted to each other options to purchase their respective shares in us. In addition, this agreement provides for (1) certain notification requirements for secondary offerings of shares by such shareholders and (2) a priority to certain shareholders in the sale of its shares in a secondary offering, should more than one shareholder participate in the offering and demand be inferior to the size of the offering.

Related Party Transactions

     One of our principal shareholders is VBC, which is a joint venture of three major Brazilian companies:

•	Votorantim Energia Ltda., a member of the Votorantim Group, which carries out activities in several industries, including pulp and paper, aluminum, nickel and long steel, among others;

•	Bradesplan Participações S.A., a holding company which belongs to Bradespar S.A., an investment company with interests in energy and mining, which has substantially the same shareholder base as Banco Bradesco S.A., the largest financial conglomerate in Brazil in terms of assets; and

•	Camargo Corrêa Energia S.A., a member of the Camargo Corrêa S.A., which is one of Brazil’s leading construction companies, and also has activities in the cement industry and toll road concessions.

     Through September 2003, we held debt securities of VBC. We also acquired our interest in RGE from VBC and 521 in July 2001, for R$1,382 million. In addition, we acquired our interest in Semesa from VBC in December 2001, for R$470 million. The Semesa acquisition price is subject to adjustment in 2008 and 2013, based on the assessment of Semesa’s Assured Energy at that time.

     We also conduct transactions with the shareholders of VBC and their affiliates, including the following:

•	Our distribution subsidiaries Paulista and Piratininga have entered into agreements for the supply of electricity with several entities affiliated to VBC. All of these electricity supply agreements are regulated by ANEEL.

•	Our commercialization subsidiary CPFL Brasil has entered into agreements for the supply of electricity with several entities affiliated to VBC. All of these electricity supplies were negotiated on an arms length basis.

•	Banco Votorantim S.A., a bank that is part of the Votorantim Group, provides us with financial services, from time to time.

•	Banco Bradesco S.A., which has substantially the same shareholders as Bradespar S.A., supplies us with a wide range of financial services, all in the ordinary course of business, including banking and insurance services and loans.

•	CPFL Geração, through its subsidiaries BAESA, ENERCAN, CERAN and Foz do Chapecó, has also entered into transactions with Construção e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, with respect to the rendering and financing of construction services to our generation subsidiaries.

     In the past, we have also, from time to time, made advances to our generation construction projects in which we have invested. The largest amounts outstanding during the three year period ended December 31, 2004 were R$44 million to CERAN, R$42 million to BAESA and R$30 million to Campos Novos. All of these loans were arranged in order to fund construction of new facilities, and the interest rates were in accordance with market rates, based on a percentage of the CDI. At December 31, 2004 there were no outstanding balances with respect to these advances. However, in May 2005, CPFL Geração made an advance of R$34.6 million to Semesa.

     Our subsidiaries Paulista, Piratininga and CPFL Geração are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Bonaire.

     A financing facility established by Piratininga in 2004 is administered by Banco Votorantim. The facility consists of a fund for obtaining cash linked to the collection of Piratininga’s trade receivables.

     All of the transactions described in this section were entered into on terms comparable to transactions with unaffiliated parties.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18 “Financial Statements” and “Index to Financial Statements.”

Litigation

          We are currently subject to numerous proceedings, principally relating to civil and labor claims. Of these legal proceedings, approximately 44.4% involve Paulista, 17.4% involve Piratininga and 38.2% involve RGE, with one proceeding involving CPFL Geração and another proceeding involving Semesa. Out of the total legal proceedings of Paulista and Piratininga, approximately 71.2% relate to civil claims, and 35.7% of RGE’s proceedings are related to civil claims. The remainder of our legal proceedings generally involve regulatory claims, labor claims, tax claims and administrative proceedings.

          Paulista and Piratininga are parties to numerous lawsuits, which their lawyers deem as either probable or possible losses, involving an aggregate potential liability of approximately R$29.9 million as of December 31, 2004, brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of the then prevailing economic regulations that had established a price freeze that included electricity tariffs. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$28.6 million) in respect of these suits because we believe that the likelihood of loss is probable.

          Paulista is party to an administrative proceeding before the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica, or CADE), where an investigation is being conducted into alleged anti-competitive behavior in connection with the installation of Paulista’s electric grid. A judicial decision has postponed this proceeding since Paulista presented a proposal to enter into a settlement agreement (termo de cessação). Based on the opinion of external counsel, we consider the possibility of loss in this proceeding to be remote and, therefore, we have not made a provision in our financial statements in connection with this proceeding.

          We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2004, our reserves for contingencies were approximately R$304 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 21 to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Distribution

     For our policy on mandatory dividend distribution see “Item 10. Additional Information – Mandatory Distribution.”

ITEM 9. THE OFFER AND LISTING

Trading Markets

     Our common shares are listed on the São Paulo Stock Exchange, and our ADSs are listed on the New York Stock Exchange. Each ADS represents three shares.

Price Information

     The tables below set forth reported high and low closing sale prices in reais per common share for the periods indicated. The table also sets forth prices in U.S. dollars per common share at the selling exchange rate, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3 “Key Information-Exchange

Rates” for information with respect to exchange rates applicable during the periods set forth below and for a description of the commercial market rate as compared to other rates.

	reais per		U.S. dollars per
	Common Share		Common Share
	High	Low	High	Low
2004:
September	17.23	16.75	6.02	5.86
October	17.15	16.10	6.07	5.64
November	16.65	14.40	6.05	5.74
December	17.96	16.35	6.77	5.93
2005:
January	19.21	17.61	7.11	6.71
February	20.90	17.70	8.09	6.77
March	20.80	17.81	7.72	6.59
April	20.30	17.40	8.02	6.76
May	20.15	17.30	8.06	7.12

The table below sets forth the reported high and low closing sale prices per ADS for the periods indicated.

	U.S. dollars per
	ADS
	High	Low
2004:
September	18.00	17.48
October	18.00	16.90
November	18.11	15.70
December	20.00	17.81
2005:
January	21.20	19.99
February	23.87	20.45
March	23.50	19.81
April	23.66	20.36
May	24.40	21.50

Markets

Trading on the BOVESPA

          The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. We have hired an officially recognized market maker (Banco Pactual) for our shares in Brazil.

          When shareholders trade in common or preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is generally required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

          In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

          The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 390 companies listed on the BOVESPA was equivalent to R$905 billion (US$309.3 billion) and the 10 largest companies listed on the BOVESPA represented 48.8% of the total market capitalization of all listed companies. In contrast, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately US$19.8 trillion and the 10 largest companies listed on the NYSE represented approximately 12.8% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Risk Factors—Risks Relating to the ADSs and Our Common Shares.” The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the time and price you desire.

          Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional, or CMN), or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Corporate Governance Practices and Novo Mercado

          In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

          To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (1) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (3) comply with minimum quarterly disclosure standards; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (5) disclose any existing shareholders’ agreements and stock option plans; and (6) make a schedule of corporate events available to shareholders.

          To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (1) comply with all of the listing requirements for Level 1 companies; (2) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share of controlling block for each common share and 70% of the price paid per share of controlling block for each preferred share; (3) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (a) any transformation of the company into another corporate form; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer; and (f) any changes to these voting rights; (4) limit the term of all members of the board of directors to one year; (5) prepare annual financial statements, including cash flow statements, in accordance with U.S. GAAP or International Accounting Standards; (6) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process); and (7) adhere exclusively to the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

          To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (1) issuing only common shares; (2) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share of controlling block for each common share; (3) preparing quarterly financial statements, including cash flow statements, and (4) preparing annual financial statements in accordance with or reconciled to U.S. GAAP or International Accounting Standards.

          In order to maintain high standards of corporate governance, we entered into an agreement with the BOVESPA to comply with the requirements for listing on the Novo Mercado.

Regulation of the Brazilian Securities Market

          The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, as well as the Brazilian corporation law and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

          Under the Brazilian corporation law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

          The trading of securities of a listed company on the BOVESPA may be halted at the request of such company in anticipation of a material announcement, and companies are sometimes required by law to request such suspension. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

          Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds therefrom. If you exchange your ADSs for common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the common shares, and will be subject to a less favorable tax treatment on gains with respect to the common shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Company Objects and Purposes

          Our corporate purpose, as defined by our bylaws, includes:

•	developing enterprises in the electricity generation, distribution, transmission industry;

•	providing services in the electricity, telecommunications and data transmission industries, as well as provide technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

•	holding interest in the capital of other companies engaged in activities similar to the ones performed by us.

Qualification of Directors

          Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director. Members of our board of executive officers must be Brazilian nationals and resident in Brazil. Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.

Allocation of Net Income and Distribution of Dividends

          The discussion below summarizes the main provisions of Brazilian corporation law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest attributed to shareholders’ equity.

Mandatory Distribution

          The Brazilian corporation law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

          The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian Accounting Principles and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount before any deductions for statutory reserves and reserves for investment projects. The Brazilian corporation law, however, permits the suspension of the mandatory distribution of dividends in any fiscal year in which the management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders meeting and review by members of the fiscal committee if it is in place at the time. While the law does not establish the circumstances in which payment of the mandatory dividend would be

“inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory distribution is not paid, the unpaid amount shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits. Under the Brazilian corporation law, the shareholders of publicly-held companies, such as us, may also decide to distribute dividends in an amount lower than the mandatory distribution.

Payment of Dividends

          We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after the date when we begin to pay such declared dividends.

          In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Bradesco S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Bradesco S.A. The depositary registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

          Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Brazilian Tax Considerations.”

          Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the foreign exchange market.

          If the holder is not a duly qualified investor and does not obtain an electronic certificate of foreign capital registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the common shares through the foreign exchange market. Without this special authorization, the holder may currently remit payments with respect to the common shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

          In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2,677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the common shares are made.

          Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments (see “Risk Factors–Risks Relating to the ADSs and Our Common Shares.”)

Interest Attributable to Shareholders’ Equity

          Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•	50% of the net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

          For accounting purposes, although the interest charge must be reflected in the statement of operations to be tax-deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of common shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. See “Taxation—Brazilian Tax Considerations”. If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholder’s equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.

          Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

          The dividend and interest on shareholders’ equity for 2004 was R$265 million, of which R$140 million, or R$310 per thousand common shares, related to the last six months of 2004 and was paid in May 2005.

Shareholder Meetings

Actions to be taken at our shareholders’ meetings

          At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year takes place at the annual shareholder meeting immediately following such fiscal year. The election of our directors and members of our fiscal committee – if the requisite shareholders request its establishment — typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.

          A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. The following actions may only be taken at a special shareholders’ meeting:

•	amendment of our by-laws;

•	cancellation of registration with the CVM as a publicly-held company;

•	authorization of the issuance of debentures;

•	suspension of the rights of a shareholder who has violated Brazilian corporation law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•	appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	approval of any merger (fusão) or consolidation (incorporação) with another company or a spin-off (cisão);

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request the compulsory rescheduling of our debts (concordata).

          According to the Brazilian corporation law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive rights;” and

•	the right to withdraw from the company in the cases specified in the Brazilian corporation law, described in “—Withdrawal rights and redemption.”

Quorum

          As a general rule, Brazilian corporation law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

          As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge us with another company, if we are not the surviving company, or of our consolidation with another company;

•	spin off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in Brazilian corporation law);

•	apply for cancellation of any voluntary liquidation; and

•	approve our dissolution.

          According to our by-laws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and, to delist ourselves from the Novo Mercado, we will have to conduct a tender offer.

Notice of our Shareholders’ Meetings

          Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in the newspaper Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

Location of our Shareholders’ Meetings

          Our shareholders’ meetings take place at our head offices in the City of São Paulo, State of São Paulo. Brazilian corporation law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of São Paulo and the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ Meetings

          In addition to our Board of Directors, shareholders’ meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•	shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least five percent of our (1) voting shares or (2) non-voting shares (when applicable), if our directors fail to call a meeting within eight days after receipt of a request to call the meeting for the implementation of the fiscal committee; and

•	our fiscal committee, if one is in place, if the Board of Directors delays calling an annual shareholders’ meeting for more than one month. The fiscal committee may also call a special shareholders’ meeting any time if it believes that there are important or urgent matters to be addressed.

Conditions of Admission

          Shareholders attending our shareholders’ meeting must provide their identification cards and produce proof of ownership of the shares they intend to vote.

          A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting. The proxy must be a shareholder, an officer of the corporation, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer. A proxy must deposit with the company proof of its appointment at least 24 hours before our shareholders’ meetings.

Voting Rights

          You may instruct the depositary to vote the number of common shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

          We cannot assure you that you will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Preemptive Rights

          Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. In accordance with our bylaws, a period of at least 30 days, in the case of a private placement, and 10 days, in the case of a public offering, following the publication of notice of the capital increase is allowed for the exercise of the preemptive right. Under Brazilian corporation law, holders are permitted to transfer or dispose of their preemptive right for consideration.

          In addition, Brazilian corporation law allows for companies’ by-laws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. Our bylaws currently have no such provision.

Taxation

          The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

          Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

          The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder.

          Pursuant to Brazilian law, investors may invest in the common shares under Resolution No. 2,689 of the National Monetary Council, or Resolution 2,689.

          Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

          Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

          Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

          Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depositary in respect of the common shares underlying the ADSs or to a Non-Brazilian Holder in respect of common shares generally will not be subject to Brazilian income withholding tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year in which the profits have been obtained.

          Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder are not currently subject to Brazilian tax. According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

          As a general rule, gains realized by Non-Brazilian Holders on any disposition of common shares to Brazilian holders are subject to income tax at a rate of 15%, regardless if the transaction is carried out on the Brazilian stock exchange or outside the Brazilian stock exchange, except for the specific cases described below.

          Gains realized on any disposition of common shares by Non-Brazilian Holders who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven jurisdiction” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership) are subject to income tax at a rate of 25%, if the transaction is held outside the Brazilian stock exchange.

          Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non-Brazilian Holder is registered under Resolution 2,689.

          Gains on the disposition of common shares is measured by the difference between the amount in Brazilian currency obtained from the sale or exchange of the shares and their acquisition cost, measured in Brazilian currency, without any correction for inflation.

          In case the transaction is carried out on any Brazilian stock exchange, it is subject to the withholding of income tax at a rate of 0,005% (except for Non-Brazilian Holders who are not resident in a tax haven jurisdiction, if the foreign investment in the common shares is registered under Resolution 2,689).

          The deposit of common shares in exchange for ADSs may be subject to Brazilian withholding tax, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to income tax at a rate of 15% or 25% in the case of investors located in a tax haven jurisdiction (unless if the common shares were held by an investor registered under Resolution 2,689 that is not resident in a tax haven jurisdiction, which is currently tax exempt from income tax in such transaction).

          The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax.

          Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

          Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

•	50% of net income (after social contribution on profits and before taking such distribution and corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

          Distributions of interest on shareholders’ equity in respect of the common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction. The distribution of interest on shareholders’ equity may be recommended by our Board of Directors and needs to be approved by our general shareholders’ meeting. We cannot assure you that our Board of Directors will not recommend that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

          The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes

          There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

          A tax on foreign exchange transactions (the “IOF/Exchange Tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (i.e., for purposes of paying dividends and interest) or vice-versa. The rate of the IOF/Exchange Tax applicable on such conversions is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, such increase being applicable solely to transactions occurring after such it becomes effective.

          IOF may also be levied on transactions involving bonds and securities (“IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

          In addition to the IOF taxes mentioned above, any transaction carried out by a holder of common shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) at the Brazilian financial institution may be subject to the Contribuição Provisória sobre Movimentação Financeira, a temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38%. For instance, the CPMF Tax is imposed, on the amount in Brazilian currency to be remitted abroad, when distributions made by the Company in respect of ADSs and common shares are converted into U.S. dollars and remitted abroad by the Custodian and when a Non-Brazilian Holder of common shares remits abroad the proceeds earned from disposition of such shares in Brazil by means of a foreign exchange transaction. Currently, purchases of stock in a stock exchange environment are exempt from the CPMF Tax. The financial institution that carries out the relevant financial transaction is liable for the collection of the CPMF tax.

Certain United States Federal Income Tax Consequences

          The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this prospectus, and changes to such law subsequent to the date of this report may affect the tax consequences described herein. This summary describes the material tax consequences of the ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common shares or ADSs, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary applies only to holders of common shares or ADSs who hold the common shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis, and persons holding common shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

          Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common shares or ADSs.

          In this discussion, references to ADSs also refer to common shares (unless stated otherwise), and references to a “U.S. holder” are to a holder of an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADSs.

          For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the Code, holders of ADRs will be treated as owners of the common shares represented by such ADRs.

Taxation of Distributions

          A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of common shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of common shares). If the custodian (or U.S. holder in the case of a holder of common shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

          Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

          Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

          Holders of ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by such holders of a trade or business in the United States.

Taxation of Capital Gains

          Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

          A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

          Dividends paid on, and proceeds from the sale or other disposition of, the ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

          A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Documents on Display

     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the SEC. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the SEC, 450 Fifth Street, N.W., room 1024, Washington, D.C. 20549. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the internet at the SEC’s website at http://www.sec.gov.

     Reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the

Exchange Act, although the rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

     Our website is located at http://www.cpfl.com.br and our investor relations website is located at http://ri.cpfl.com.br. The information on our websites is not part of this annual report.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

          We are exposed to market risk from changes in both foreign currency exchange rates and rates of interest and indexation. We have foreign exchange rate risk with respect to our debt denominated in U.S. dollars. Similarly, we are subject to market risk deriving from changes in rates which affect the cost of our financing.

Exchange Rate Risk

          At December 31, 2004, we had outstanding approximately R$777 million of indebtedness denominated in U.S. dollars, but we have swap agreements that offset the exchange rate risk with respect to R$655 million of that amount. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$12 million, primarily due to the increase in real terms in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement).

Risk of Index Variation

          We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are indexed. We also have swaps that effectively convert some U.S.-dollar denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2004, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$3,442 million.

          A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2004, would result in a net additional cash outflow of approximately R$34 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          On June 8, 2005 our Board of Directors designated and empowered our fiscal committee to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We have taken all steps necessary to implement this decision of our Board of Directors. See “Item 6 Directors, Senior Management and Employees—Fiscal Committee.” Our Board of Directors is in the process of reviewing the qualifications and backgrounds of the members of our fiscal committee and expects to determine shortly which member, or members, qualifies as an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

     We have adopted a Code of Ethics applicable to our employees and our directors and executive officers, which is available on our website at: http://www.b2i.cc/Document/986/CPFL_Código_de_Ética_por.pdf. No waivers of the provisions of the Code of Ethics are permitted. We are in the process of revising the Code of Ethics to create a mechanism for internal reporting of violations of the code to an appropriate person, which we expect to conclude by July 31, 2005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent auditors Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(in thousands of reais)
Audit fees	1,318	1,492
Audit-related fees	1,545	—
Tax fees	36	69
Other fees	—	—

Total fees	2,899	1,561

     Audit fees in the above table are for services rendered by our principal accountant for the audit of our financial statements. As to 2003, audit fees include the US GAAP audit services performed with respect to each of the three years in the period ended December 31, 2003.

     Audit-related fees in the above table are primarily related to the completion of our initial public offering in September 2004.

     Tax fees in the above table are for services related to tax compliance.

Audit Committee Approval Policies and Procedures

     Our fiscal committee currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our fiscal committee has not established pre-approval policies and procedures for recommending to our Board of Directors the engagement of our independent auditors for services. Pursuant to Brazilian law, it is incumbent on our Board of Directors the engagement of our independent auditors. Further, Brazilian law prohibits our independent auditors from providing any consulting services to our subsidiaries or to us.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our fiscal committee to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). On June 8, 2005 our Board of Directors (i) designated and empowered our fiscal committee to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3) and (ii) determined that our board of executive officers shall take all necessary steps to implement such designation. In our assessment, our fiscal committee will be able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-3 through F-146, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated By-Laws of CPFL Energia S.A. (together with an English version).

2.1	Deposit Agreement dated as of September 28, 2004, among CPFL Energia S.A. and The Bank of New York, as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of CPFL Energia S.A. (incorporated by reference to exhibit 1 of CPFL’s Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 2, 2004 (File No. 333-118760)).

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Glossary of Terms

          ABRADEE: Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica).

          ANEEL: National Electric Energy Agency (Agência Nacional de Energia Elétrica).

          Assured Energy: Amount of energy that generators are allowed to sell in long-term contracts.

          Basic Network: Interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL.

          CCC: Fuel Usage Quota.

          CCEE: Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica). The short-term electricity market, established in 1998 through the Power Industry Law, which replaced the prior system of regulated generation prices and supply contracts, formerly known as the Wholesale Energy Market.

          CNPE: National Energy Policy Council (Conselho Nacional de Política Energética).

          Distribution Network: Electric network system that distributes energy to end customers within a concession area.

          Distributor: An entity supplying electrical energy to a group of customers by means of a distribution network.

          final customer: A party that uses electricity for its own needs.

          free consumers: (i) Existing customers with demand of at least 10 MW and supplied at voltage level equal to or greater than 69 kV; (ii) new customers with demand of at least 3 MW at any voltage; (iii) groups of customers subject to agreement with the local distribution concessionaire; (iv) customers who do not receive supply for more than 180 days from a local distribution concessionaire; and (v) certain others.

          GCE: Energy Crisis Management Chamber (Câmara de Gestão da Crise de Energia Elétrica).

          gigawatt (GW): One billion watts.

          gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

          high voltage: A class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs).

          hydroelectric plant or hydroelectric facility: A generating unit that uses water power to drive the electric generator.

          Initial Supply Contracts: Initial energy supply agreements at prices and volumes approved by ANEEL, that distribution and generation companies are required to enter into per the 1998 Power Industry Law.

          installed capacity: The level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.

          Interconnected Power System: Systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers).

          Independent Power Producer: a legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires or Unregulated Customers.

          Itaipu: Itaipu Binacional, a hydroelectric facility owned equally by Brazil and Paraguay.

          kilovolt (kV): One thousand volts.

          kilowatt (kW): One thousand watts.

          kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

          megawatt (MW): One million watts.

          megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

          MME: Ministry of Mines and Energy (Ministério de Minas e Energia).

          MRE: Energy Reallocation Mechanism.

          ONS: National System Operator (Operador Nacional do Sistema), an entity responsible for operational planning, administration of generation and transmission and planning of transmission investments in the power industry.

          Parcel A costs: Costs that include, among others, the following:

•	costs of electricity purchased for resale pursuant to Initial Supply Contracts;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

•	certain other charges for the transmission and distribution systems.

          Rationing Program: The Brazilian government-mandated program to reduce electricity consumption in from June 1, 2001 to February 28, 2002 as a result of poor hydrological conditions that threatened the country’s electricity supply.

          RTE: Extraordinary Tariff Adjustment (reajuste tarifário extraordinário).

          Small Hydroelectric Power Plants: Power projects with capacity from 1 MW to 30 MW.

          substation: An assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

          thermoelectric plant: A generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

          transmission: The bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV).

          volt: The basic unit of electric force analogous to water pressure in pounds per square inch.

          watt: The basic unit of electrical power.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Act of 1933, the registrant, CPFL Energia S.A., hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campinas, state of São Paulo, Brazil, on June 29, 2005.

CPFL ENERGIA S.A.

By:	/s/ Wilson Ferreira, Jr.

Name: Wilson Ferreira, Jr. Title: Chief Executive Officer (principal executive officer)

By:	/s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo Title: Chief Financial Officer (principal financial officer)

Deloitte Touche Tohmatsu Auditores Independentes Rua Dr. Carlos Grimaldi, 1701 – 2 andar - Campinas 13091-908 - Brasil

Tel: + 55 (19) 3707-3000 Fax:+ 55 (19) 3707-3001 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo – SP, Brazil

We have audited the consolidated balance sheets of CPFL Energia S.A. (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Rio Grande Energia S.A. (a proportionately consolidated indirectly owned subsidiary), which statements reflect assets constituting 9.8% and 10.3%, respectively, of consolidated total assets as of December 31, 2004 and 2003, and net revenues constituting 13.5%, 13.0% and 11.6%, respectively, of consolidated total net revenues for the years ended December 31, 2004, 2003 and 2002. Those financial statements were audited by other auditors whose unqualified report has been furnished to us, including an emphasis paragraph related to (i) the revaluation of Rio Grande Energia S.A.’s property, plant and equipment and change of the corresponding estimated remaining useful lives as from March 31, 2003; and (ii) the change in classification, period and criteria of amortization of goodwill as from January 1, 2004. Our opinion, insofar as it relates to the amounts included in the consolidated financial statements for this proportionately consolidated indirectly owned subsidiary is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in shareholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

Deloitte Touche Tohmatsu

As described in Note 13, certain subsidiaries changed the method of amortization of goodwill from the straight-line method over a period of 10 years to a variable method based on the future profitability projections over the remaining periods of the related concessions.

As described in Note 13, the Extraordinary Shareholders’ Meeting of the subsidiary Companhia Paulista de Força e Luz (“Paulista”) approved the application of the provisions of Instructions No. 319 and 349 of the Brazilian Securities Commission (CVM) relating to the contribution of goodwill to Paulista through a corporate restructuring and the classification of the related tax benefit as deferred taxes in noncurrent assets.

As described in Note 3 — item (b), during the year ended December 31, 2004, the National Electric Energy Agency (ANEEL) changed the tariff increase relating to the periodic tariff revision of 2003 for the subsidiaries Companhia Paulista de Força e Luz and Companhia Piratininga de Força e Luz and granted to these subsidiaries a tariff adjustment for the 2004 to 2005 tariff period. These tariff increases are provisional and still subject to adjustment and final approval by ANEEL.

As described in Note 3, during the year ended December 31, 2004, the Company recorded certain regulatory assets totaling R$98,551 thousand that are related to: (i) the refund for changes in the classification of low-income consumers; (ii) the recover of taxes on revenue (PIS and COFINS); and (iii) the effect of Interministerial Rule No. 361. These regulatory assets are still subject to final approval by ANEEL.

As described in Note 38, the condensed unconsolidated cash flow statements of CPFL Energia S.A. as of December 31, 2003 and 2002, disclosed in Note 37, and total assets under generally accepted accounting principles in the United States of America as of December 31, 2003, disclosed in Note 36(iv)(f), have been restated.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

June 20, 2005

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais – R$)

	2004	2003
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 4)	499,838	374,612
Financial investments (Note 5)	317,886	12,120
Accounts receivable (Note 6)	1,572,487	1,478,760
Allowance for doubtful accounts (Note 7)	(50,420)	(40,581)
Recoverable taxes (Note 8)	174,663	222,161
Other receivables (Note 9)	68,944	75,300
Materials and supplies	7,575	7,930
Deferred costs variations — Parcel A (CVA) (Note 10)	463,928	96,500
Prepaid expenses	9,425	9,276
Other (Note 12)	158,339	139,600

	3,222,665	2,375,678

NONCURRENT ASSETS
Accounts receivable (Note 6)	582,290	728,074
Other receivables (Note 9)	125,259	148,225
Due from related parties	—	7,620
Escrow deposits (Note 21)	145,396	97,162
Deferred taxes (Note 11)	1,055,675	375,380
Recoverable taxes (Note 8)	33,551	24,041
Deferred costs variations — Parcel A (CVA) (Note 10)	580,232	906,384
Prepaid expenses	49,186	4,473
Other (Note 12)	98,550	96,226

	2,670,139	2,387,585

PERMANENT ASSETS
Property, plant and equipment (Note 14)	4,879,228	4,452,143
Special obligations (Note 14)	(588,053)	(543,543)
Goodwill (Note 13)	2,346,569	3,237,442
Other	87,573	132,446

	6,725,317	7,278,488

TOTAL ASSETS	12,618,121	12,041,751

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais — R$)

	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Suppliers (Note 15)	663,857	660,989
Payroll	3,792	3,110
Taxes and payroll charges payable (Note 16)	409,474	398,920
Employee profit sharing	5,284	7,949
Dividends and interest on capital	158,644	8,444
Accrued interest on loans and financing (Note 17)	39,748	65,850
Accrued interest on debentures (Note 18)	98,490	223,525
Accrued pension costs (Note 19)	100,530	51,112
Regulatory charges (Note 20)	61,504	35,517
Loans and financing (Note 17)	864,573	794,842
Debentures (Note 18)	257,502	93,655
Accrued liabilities	25,935	23,073
Reserve for contingencies (Note 21)	—	449
Due to related parties (Note 30)	—	15,805
Deferred gain variations — Parcel A gains (CVA) (Note 10)	148,536	5,064
Derivative contracts (Note 32)	43,056	24,710
Other (Note 22)	116,318	99,956

	2,997,243	2,512,970

LONG -TERM LIABILITIES
Suppliers (Note 15)	229,874	187,797
Loans and financing (Note 17)	2,144,341	2,146,116
Debentures (Note 18)	1,640,705	2,215,383
Accrued pension costs (Note 19)	798,903	743,623
Taxes and social contribution payable (Note 16)	86,503	183,232
Reserve for contingencies (Note 21)	304,036	254,881
Deferred gain variations — Parcel A gains (CVA) (Note 10)	47,209	182,747
Derivative contracts (Note 32)	44,696	6,336
Other (Note 22)	91,611	27,960

	5,387,878	5,948,075

MINORITY INTEREST	137,018	191,572

SHAREHOLDERS’ EQUITY (Note 23)
Common stock (without par value, 2004 - 5,451,628,769 authorized, 451,628,769 issued and outstanding; 2003 - 9,118,697,977 authorized, 4,118,697,977 issued and outstanding)	4,082,036	4,940,998
Profit reserves	13,946	—
Accumulated deficit	—	(1,551,864)

	4,095,982	3,389,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,618,121	12,041,751

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais — R$, except for share and per share amounts)

	2004	2003	2002
OPERATING REVENUES (Note 24)
Electricity sales to final consumers	8,869,117	7,649,184	6,335,753
Electricity sales to distributors	310,314	275,247	411,695
Other revenues	369,239	157,275	75,852

	9,548,670	8,081,706	6,823,300

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(44,685)	(47,288)	(54,774)
ICMS (state VAT)	(1,638,706)	(1,383,737)	(1,117,145)
COFINS/PIS (taxes on revenue)	(768,390)	(324,428)	(246,109)
ISS (service tax)	(734)	(856)	(66)
Emergency charges (ECE/EAEE)	(359,902)	(268,328)	(141,451)

	(2,812,417)	(2,024,637)	(1,559,545)

NET OPERATING REVENUES	6,736,253	6,057,069	5,263,755
OPERATING COSTS
Electricity purchased for resale (Note 25)	(3,125,752)	(3,020,175)	(2,556,884)
Electricity network usage charges (Note 25)	(678,558)	(445,539)	(313,578)
Personnel	(189,592)	(169,147)	(161,596)
Private pension plans	(148,429)	(84,046)	(128,703)
Materials	(31,984)	(22,379)	(21,580)
Outside services	(87,640)	(83,997)	(86,581)
Depreciation and amortization	(251,161)	(256,236)	(223,105)
Fuel usage account (CCC)	(251,403)	(261,269)	(291,781)
Energy development account (CDE)	(184,626)	(77,963)	—
Services provided by third parties	(8,759)	(5,002)	(3,009)
Other	(8,532)	(9,762)	(9,565)

	(4,966,436)	(4,435,515)	(3,796,382)

OPERATING EXPENSES
Sales and marketing (Note 26)	(195,329)	(148,408)	(175,536)
General and administrative (Note 26)	(268,233)	(279,219)	(282,069)
Amortization of goodwill	(110,385)	(531,993)	(527,783)
Other (Note 26)	(27,594)	(20,114)	(15,570)

	(601,541)	(979,734)	(1,000,958)

OPERATING INCOME	1,168,276	641,820	466,415

			(Continued)

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais — R$, except for share and per share amounts)
Continuation

	2004	2003	2002
FINANCIAL INCOME (EXPENSE) (Note 27)
Financial income	438,218	583,864	776,405
Financial expense	(1,005,719)	(1,404,947)	(2,077,052)

	(567,501)	(821,083)	(1,300,647)
NONOPERATING INCOME (EXPENSE) (Note 28)
Nonoperating income	14,935	53,943	22,268
Nonoperating expense	(19,350)	(10,091)	(12,323)

	(4,415)	43,852	9,945

INCOME (LOSS) BEFORE TAXES, AND EXTRAORDINARY ITEM AND MINORITY INTEREST	596,360	(135,411)	(824,287)

Social contribution tax	(59,938)	(21,955)	29,813

Current tax	(68,562)	(28,959)	27,995
Deferred tax	8,624	7,004	1,818

Income tax	(193,999)	(89,203)	58,033

Current tax	(220,018)	(114,837)	49,627
Deferred tax	26,019	25,634	8,406
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	342,423	(246,569)	(736,441)

Extraordinary item, net of taxes of R$17,337 per year	(33,655)	(33,655)	(33,655)
Minority interest	(21,596)	(1,698)	21,032

NET INCOME (LOSS)	287,172	(281,922)	(749,064)

NUMBER OF SHARES OUTSTANDING AT YEAR END	451,628,769	4,118,697,977	3,390,998,447

NET INCOME (LOSS) PER THOUSAND SHARES	635.859	(68.449)	(220.898)

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais — R$)

							Changes in the number of
						Total
	Capital	Capital	Profit	Treasury	Accumulated	shareholders’	Treasury	Common	Total
	stock	reserves	reserves	shares	deficit	equity	shares	shares	shares
Balance as of December 31, 2001	3,499,597	71,271	—	(198,030)	(520,878)	2,851,960	(190,626,679)	3,564,282,712	3,373,656,033

Cancellation of repurchased shares	(126,759)	(71,271)	—	198,030	—	—	190,626,679	(190,626,679)	—
Capital increase	18,160	—	—	—	—	18,160	—	17,342,414	17,342,414
Net loss	—	—	—	—	(749,064)	(749,064)	—	—	—

Balance as of December 31, 2002	3,390,998	—	—	—	(1,269,942)	2,121,056	—	3,390,998,447	3,390,998,447

Capital increase	1,550,000	—	—	—	—	1,550,000	—	727,699,530	727,699,530
Net loss	—	—	—	—	(281,922)	(281,922)	—	—	—

Balance as of December 31, 2003	4,940,998	—	—	—	(1,551,864)	3,389,134	—	4,118,697,977	4,118,697,977

Absorption of accrued loss	(1,543,611)	—	—	—	1,543,611	—	—	—	—
Reverse stock split	—	—	—	—	—	—	—	(3,706,828,181)	(3,706,828,181)
Capital increase	684,649	—	—	—	—	684,649	—	39,758,973	39,758,973
Net income	—	—	—	—	287,172	287,172	—	—	—
Allocation of income:
- Statutory reserve	—	—	13,946	—	(13,946)	—	—	—	—
- Interim dividend	—	—	—	—	(124,826)	(124,826)	—	—	—
- Dividend declared	—	—	—	—	(140,147)	(140,147)	—	—	—

Balance as of December 31, 2004	4,082,036	—	13,946	—	—	4,095,982	—	451,628,769	451,628,769

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	2004	2003	2002
SOURCES OF FUNDS
From operations:
Net income (loss)	287,172	(281,922)	(749,064)
Items not affecting working capital:
Provision for losses on the realization of extraordinary tariff adjustment	32,250	—	—
Revenue on extraordinary tariff adjustment	—	—	(212,449)
Extraordinary tariff adjustment — monetary restatement	(112,876)	(161,145)	(113,622)
PIS/COFINS — Regulatory asset	(44,813)	—	—
Amortization of goodwill and depreciation of property, plant and equipment	387,711	811,428	801,734
Long-term monetary and exchange variations	64,671	234,607	892,867
Losses on changes in participation in subsidiaries	(3,185)	(39,537)	(14,916)
Gains (losses) on disposal of property, plant and equipment	5,135	(6,817)	1,714
Provision of long-term tax credits	(46,755)	(18,914)	(126,710)
Pension plan costs	190,481	110,767	257,936
Reserve for contingencies	44,747	83,493	43,930
Minority interest	21,596	1,698	(21,032)
Financial compensation — Tariff increase	69,744	—	—
Unrealized losses on derivative instruments	38,360	—	—
Other	21,630	12,138	13,864

Total from operations	955,868	745,796	774,252

From shareholders:
Capital contributions — in cash	684,649	1,200,000	18,160

From third parties:
Long-term financing and debentures	1,278,274	1,413,000	1,046,480
Transfer from noncurrent to current assets	457,727	372,524	413,330
Intercompany loans	—	6,933	—
Transfer of short-term liabilities to long-term liabilities	6,803	100,500	11,179
Special obligations	31,798	48,440	40,213
Impact in working capital due to sale of permanent investment	—	28,920	—
Sale of permanent assets	9,918	238,699	17,332
Transfers from noncurrent to current CVA	261,990	—	—
Other	5,036	39,721	17,663

	2,051,546	2,248,737	1,546,197

Total sources	3,692,063	4,194,533	2,338,609

USES OF FUNDS
Purchase of interest in subsidiaries	—	—	196,930
Increase in property, plant and equipment	605,716	564,382	512,332
Transfer from long-term to current liabilities	1,531,695	1,096,177	1,906,625
Dividends and interest on capital	289,651	—	—
Redemption of debentures	721,990	178,010
Transfer from current to noncurrent assets — CVA	14,662	298,178	—
Transfer from current to noncurrent assets	78,694	51,483	80,319
Additions to deferred charges	21,205	42,154	30,776
Recoverable Parcel A cost variations	—	—	171,646
Other	65,736	53,838	19,850

	3,329,349	2,284,222	2,918,478

INCREASE (DECREASE) IN WORKING CAPITAL	362,714	1,910,311	(579,869)

(Continued)

CPFL ENERGIA S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)	(Continuation)

	2004	2003	2002

REPRESENTED BY
Current assets:
Beginning of year	2,375,678	2,818,773	1,738,423
End of year	3,222,665	2,375,678	2,818,773

	846,987	(443,095)	1,080,350

Current liabilities:
Beginning of year	2,512,970	4,866,376	3,206,157
End of year	2,997,243	2,512,970	4,866,376

	484,273	(2,353,406)	1,660,219

INCREASE (DECREASE) IN WORKING CAPITAL	362,714	1,910,311	(579,869)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1.	THE COMPANY AND ITS OPERATIONS

The Company

CPFL Energia S.A. (“CPFL Energia” — formerly Draft II Participações S.A.) is a public corporation organized under the laws of Brazil that was formed to invest in companies engaged in the generation, distribution and sale of electric energy. CPFL Energia was incorporated in 1998 as a joint venture between VBC Energia S.A. (“VBC”), 521 Participações S.A. (“521”) and Bonaire Participações S.A. (“Bonaire”) (collectively, the “Investors”) for the purpose of consolidating their interests in electricity distribution and generation companies in Brazil. CPFL Energia currently has three directly owned operating subsidiaries, Companhia Paulista de Força e Luz - CPFL (“CPFL Paulista”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”).

On August 6, 2002, the Investors completed a restructuring to contribute their direct interests in CPFL Paulista and CPFL Geração to CPFL Energia in exchange for shares in CPFL Energia (the “Restructuring”). As a result of the Restructuring, CPFL Energia obtained control of and began consolidating CPFL Paulista and CPFL Geração. Prior to the Restructuring, the Investors separately held direct and indirect interests in CPFL Paulista and CPFL Geração. In December 1999 and October 2001, respectively, the Investors executed shareholders’ agreements to establish joint control over CPFL Paulista and CPFL Geração, respectively. In March 2002, the Investors executed a shareholders’ agreement to establish joint control over CPFL Energia. For all periods prior to the Restructuring, CPFL Energia, CPFL Paulista and CPFL Geração were under common management. Consequently, prior to August 6, 2002, these financial statements reflect the combined operations of CPFL Energia, CPFL Paulista and CPFL Geração. The Restructuring was accounted for at historical cost and did not have any impact on the values of the assets and liabilities of the combined companies. Hereinafter, CPFL Energia, CPFL Paulista, CPFL Geração and CPFL Brasil together with their consolidated subsidiaries are referred to as the “Company”. For the purpose of presentation, all periods in the financial statements are referred to as “consolidated”.

Distribution activities

CPFL Paulista

CPFL Paulista is a Brazilian public company and has a concession for the distribution of electric energy in designated regions of Brazil through November 20, 2027. This concession may be extended for an additional 30 years as established by Executive Decree of November 19, 1997 and concession contract No. 14 of November 20, 1997, with the Federal Government, through the Ministry of Mines and Energy (“MME”) and the National Electric Energy Agency (“ANEEL”). CPFL Paulista serves approximately 3.2 million consumers (unaudited) as of December 31, 2004 (3.0 million (unaudited) in 2003 and 2002).

Rio Grande Energia S.A. (jointly-controlled)

RGE is also a Brazilian public company that has a concession to provide public energy services, operating principally in the distribution of energy to approximately 1.1 million (unaudited) (1.1 million (unaudited) in 2003 and 1.0 (unaudited) in 2002) consumers in the northern and northeastern regions of the state of Rio Grande do Sul. RGE has a concession of 30 years, through November 6, 2027, renewable for an additional period of 30 years. The shareholders’ agreement governing RGE gives significant veto rights to the minority shareholder and consequently, RGE is accounted for using proportionate consolidation.

Companhia Piratininga de Força e Luz (“CPFL Piratininga”)

CPFL Piratininga is a Brazilian public company concessionaire of electric energy public services, principally engaged in the distribution of electricity to approximately 1.2 million (unaudited) (1.2 million (unaudited) in 2003 and 1.1 million (unaudited) in 2002) consumers in the Baixada Santista, Sorocaba, Jundiaí, Indaiatuba, Salto and Itu regions of the state of São Paulo. CPFL Piratininga has a concession for electric energy distribution services through October 23, 2028, renewable for an additional period of 30 years.

For the purpose of rationalizing the activities of Draft I Participações S.A. (“DRAFT I”) and CPFL Piratininga and with the agreement of ANEEL by means of Authorization Resolution No. 332, dated September 13, 2004, the shareholders of the companies mentioned above approved, in an Extraordinary Shareholders’ Meeting held on November 30, 2004, the merger of DRAFT I by the subsidiary CPFL Piratininga, with the transfer of stock control to CPFL Paulista, thus enabling an equity and administrative restructuring, together with the alignment of the shareholders’ interests. This transaction did not produce any effect on CPFL Energia, since DRAFT I was a mere intermediate holding company between CPFL Paulista and CPFL Piratininga.

Generation activities

CPFL Geração

CPFL Geração, a Brazilian public holding company of the electric generation activities of the Company, was formed on July 19, 2000. CPFL Geração holds interests in the following operating companies:

CPFL Centrais Elétricas S.A. (“Centrais Elétricas”)

Centrais Elétricas owns 19 small hydro generation plants with 155 MW (unaudited) of total installed annual generation capacity, and one thermoelectric plant, all located in the state of São Paulo. Centrais Elétricas has a concession for electric energy generation through November 20, 2027, which can be extended for an additional 30 years as established by an Executive Act of November 19, 1997 and concession contract No. 15 of November 20, 1997, between Centrais Elétricas and the Federal Government, amended on July 19, 2001

SEMESA S.A. (“Semesa”)

Semesa S.A. owns the principal assets of the Serra da Mesa power plant, located on the Tocantins River, municipality of Minaçu in the state of Goiás. The Serra da Mesa plant has installed annual generation capacity of 1,275 MW (unaudited). The energy produced is sold to Furnas Centrais Elétricas S.A. (“Furnas”) pursuant to a lease agreement. In addition, SEMESA holds the concession, together with the corresponding assets linked to the Ponte do Silva Hydropower Plant, located on the São Luiz River, state of Minas Gerais, granted in October 1989 for a 30-year period.

Development Stage Companies

CPFL Geração holds interests in new generating ventures, which should be completed by 2008, increasing its installed capacity, proportionally to its equity interest, to 1,990 MW (unaudited), consolidating itself as one of the largest private generators in Brazil. These projects are:

•	CERAN — Companhia Energética Rio das Antas (“CERAN”) (jointly-controlled) – CERAN is engaged in the implementation and the operation of hydroelectric resources of the Monte Claro, Castro Alves and 14 de Julho power plants, according to Concession Contract No. 008, signed on March 15, 2001. Total installed capacity of these power plants will be 360 MW (unaudited).

The Monte Claro power plant began operating in December 2004. The entire CERAN Complex will be fully on-line by 2007.

•	Campos Novos Energia S.A. (“ENERCAN”) (jointly-controlled) – ENERCAN is engaged in the construction and operation of hydroelectric resources of the Campos Novos power plant, according to Concession Contract No. 043, signed on May 29, 2000. The installed capacity is expected to be 880 MW (unaudited). The power plant will begin operating in January 2006.

•	BAESA — Energética Barra Grande S.A. (“BAESA”) (jointly-controlled) — BAESA is engaged in the construction and operation of hydroelectric resources of the Barra Grande power plant, according to Concession Contract No. 031, signed on May 14, 2001. The installed capacity is expected to be 690 MW (unaudited). The power plant will begin operating in October 2005.

•	Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (jointly-controlled) — Foz do Chapecó is a closely-held company formed to hold an interest in the Foz do Chapecó Energy Consortium, which is engaged in the construction and operation of hydroelectric resources of the Foz do Chapecó power plant, according to Concession Contract No. 128, signed on November 07, 2001. The installed capacity is expected to be 855 MW (unaudited). The Installation License was obtained on September 21, 2004 and construction work is planned to begin in 2005, with commercial startup in 2008.

Commercialization activities

CPFL Brasil

CPFL Brasil is a private corporation, whose total capital was subscribed by the Company on August 13, 2002. The corporate purpose of CPFL Brasil is to sell energy, provide associated services, linked with the sale of energy, strategic, institutional and financial advisory services for purchasers and sellers of electric energy and for other organizations operating in the national and international energy sector. The operational activities of CPFL Brasil began in January of 2003.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are presented in thousands of Brazilian reais (R$) and were prepared in accordance with accounting practices adopted in Brazil, which include accounting practices established by Brazilian corporate law and regulations issued by ANEEL and the Brazilian Securities Commission (“CVM”) (herein after referred to as “Brazilian Accounting Principles”). Brazilian Accounting Principles provided for a simplified methodology for accounting for the effects of inflation until December 31, 1995. Consequently, permanent assets (property, plant and equipment, investments and deferred charges), special obligations and shareholders’ equity accounts have been restated for inflation up to December 31, 1995, using indices mandated by the Federal Government.

As a result of the changes in legislation for the PIS and COFINS (taxes on revenues) the taxes rates were increased from 0.65% and 3.00% to 1.65% and 7.6% respectively. However, a credit, obtained by using the same rates over some of the operating costs and expenses were allowed to be taken to reduce the amount of taxes paid. According to the provisions of the Brazilian Institute of Independent Auditors (“IBRACON”) Technical Interpretation No. 1, dated June 22, 2004 for fiscal year 2004, the credits on these operating costs and expenses offset in the PIS and COFINS calculations have been recorded net of the respective cost and expense accounts.

The accompanying financial statements have been adjusted from the statutory financial statements originally published in Brazil to eliminate the effects of deferral of exchange losses arising from the restatement of amounts in Brazilian reais of obligations and receivables denominated in foreign currency that occurred in 2001. This deferral is not accepted under Brazilian Accounting Principles, which require that such losses be charged to income when incurred, but was recorded by CPFL Paulista and RGE in their local books, as allowed by CVM Resolution No. 404 of September 27, 2001. The deferred amount is being amortized on the straight-line basis in local books, limited to the maturity dates of contracts that have a duration of four years, starting in 2001. These financial statements are not intended to replace the financial statements of the Company for statutory and regulatory purposes.

A summary of the principal differences between Brazilian Accounting Principles and the Company’s statutory financial statements related to the deferral of exchange losses is as follows:

	2004			2003			2002
	Deferred	Shareholders’	Income	Deferred	Shareholders’	Income	Income
	Charges	Equity	Statement	Charges	Equity	Statement	Statement
Statutory financial statements – combined amounts	—	4,095,982	278,919	9,897	3,397,387	(297,392)	(778,064)
Reversal of deferred exchange rate variation	—	—	8,253	(9,897)	(8,253)	15,470	29,000

Brazilian Accounting Principles -combined amounts	—	4,095,982	287,172	—	3,389,134	(281,922)	(749,064)

The reports issued by independent public accountants related to the Company’s statutory financial statements as of and for the years ended December 31, 2003, 2002 and 2001 filed publicly in Brazil included a qualification regarding the deferral of exchange losses.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on Brazilian corporate law. In addition to the adjustment described above, certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices prevailing in the United States of America.

Use of Estimates:

The preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from estimates.

Consolidation Principles

As discussed in Note 1, on August 6, 2002, the shareholders of CPFL Energia contributed their direct interests in CPFL Paulista and CPFL Geração to CPFL Energia in return for shares in CPFL Energia. As a result of this contribution, CPFL Energia began to fully consolidate the results of CPFL Paulista and CPFL Geração. For periods prior to August 6, 2002, these financial statements represent the combined operations of CPFL Energia, CPFL Paulista and CPFL Geração and their subsidiaries. Subsequent to August 6, 2002, the financial statements include the accounts of CPFL Energia and its subsidiaries.

The Company accounts for investments in jointly-controlled subsidiaries using proportionate consolidation. All notes to the consolidated financial statements have also been prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its jointly-controlled subsidiaries. The use of the proportionate-consolidation method has been approved by the CVM. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company’s consolidated balance sheets and consolidated statements of operations, it does not impact the Company’s consolidated shareholders’ equity or net income (loss).

All significant intercompany balances and transactions have been eliminated in these financial statements. Additionally, the accounting policies of CPFL Energia’s subsidiaries have been conformed to those of CPFL Energia. The principal difference in accounting policies relates to the revaluation of property, plant and equipment recorded by RGE, which is reversed in consolidation.

The Company’s subsidiaries, by line of business, are as follows:

		2004		2003
	Consolidation	Equity Interest - %		Equity Interest - %
Subsidiary	Method	Direct	Indirect (*)	Direct	Indirect (*)
Energy Distribution
Companhia Paulista de Força e Luz	Full	94.94	—	94.94	—
DRAFT I Participações S.A.	Full	—	—	—	100.00
Companhia Piratininga de Força e Luz	Full	—	97.41	—	97.41
Rio Grande Energia S.A.	Proportionate	—	67.07	—	67.07

Energy Generation
CPFL Geração de Energia S.A.	Full	97.01	—	95.62	—
CPFL Centrais Elétricas S.A.	Full	—	100.00	—	100.00
SEMESA S.A.	Full	—	100.00	—	100.00
Companhia Energética Rio das Antas	Proportionate	—	65.00	—	65.00
Foz do Chapecó Energia S.A.	Proportionate	—	66.67	—	66.67
Campos Novos Energia S.A.	Proportionate	—	48.72	—	48.72
Barra Grande Energia S.A.	Full	—	—	—	100.00
BAESA — Energética Barra Grande S.A.	Proportionate	—	25.01	—	25.01

Energy Commercialization
CPFL Comercialização Brasil S.A.	Full	100.00	—	100.00	—

(*) Refer to the interests held by direct subsidiaries.

Revenue Recognition

Electricity distribution revenues are recognized based on tariffs that are regulated by ANEEL, when the electricity is provided (see Note 3 for additional information on the regulatory environment in Brazil). Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenues from the sale of electricity generation are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

No single customer accounted for 10% or more of the Company’s revenues for any of the three year period ended December 31, 2004.

Cash and cash equivalents

The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit and liquid investments with original maturities of three months or less to be cash and cash equivalents. Interest earned is accrued to the balance sheet date.

Accounts Receivable

Accounts receivable includes both billed and unbilled supply of electricity at the end of each period and is recorded on an accrual basis. Accounts receivable also includes amounts related to the extraordinary tariff recovery related to revenue losses during the electric energy rationing period in 2001-2002, and energy sales made on the Brazilian spot energy market (see Note 6).

Allowance for Doubtful Accounts

An allowance for doubtful accounts is calculated based on an analysis of the Company’s receivables from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (such as public sector entities) that are over 360 days past due, in accordance with the Accounting Manual for the Electric Energy Sector. An allowance is also recorded based on an analysis of receivables considered doubtful of collection and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.

Materials and Supplies

The materials and supplies, classified under current assets, and those intended for construction, classified in property, plant and equipment, are recorded at average acquisition cost.

Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, as applicable, restated to reflect price-level changes related to inflation through December 31, 1995, and are depreciated at annual rates that range from 2% to 20%, in accordance with the nature of the asset.

In accordance with the Accounting Manual for the Electric Energy Sector, interest, other financial charges and inflationary effects related to financing obtained from third parties, invested in fixed assets in progress, are capitalized. As established by specific legislation for Electric Energy Public Service, the interest computed on equity that financed the fixed assets was capitalized up to March of 2000. Additionally, until March of 2002, administrative expenses were capitalized by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. The Company decided to discontinue this practice until technical studies are obtained that allow these costs to be allocated more adequately.

Significant improvements to property, plant and equipment are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred. The net results of disposals of fixed assets are recorded as part of nonoperating income.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by comparing the carrying amount of the assets to the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs related to the sale. No impairment of long-lived assets has been recorded in the accompanying financial statements.

Special Obligations

Special obligations consist primarily of contributions received from customers and earmarked for investment in the electricity distribution network. Based on the concession contracts of the Company and its operating subsidiaries, these liabilities will be settled upon termination of the related concession contract. These balances were restated by the same method that is used to restate property, plant and equipment through December 31, 1995, and are presented as a deduction from such assets.

Goodwill

Goodwill recorded on the acquisition of subsidiaries represents the difference between the purchase price paid and the book value of the Company acquired, in accordance with CVM Instruction No. 247, of March 27, 1996. Beginning January 2004, the goodwill is amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL. Previously, the goodwill was amortized over a 10-year period under the straight-line method.

Restatement of Assets and Liabilities Indexed to Inflation

Assets and liabilities that are indexed to inflation or exchange rate variations by contract or due to legal provisions are restated to the balance sheet date.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. In accordance with CVM Resolution No. 273 of August 20, 1998 and Instruction No. 371 of June 27, 2002, the Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed 10 years.

Pension Benefits

The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations (Fundação CESP and Fundação CEEE de Seguridade Social) to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the Company’s employees (see Note 19). Through December 31, 2001, certain of the Company’s subsidiaries’ costs associated with such plans were accrued based on the actuarial deficit determined by independent actuaries, and other subsidiaries accounted for such costs on a cash basis.

On December 13, 2000, the CVM enacted Resolution No. 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting for Employees’ Benefit Plans and establishing new accounting practices for computing, recording and disclosing the effects of employee benefit plans in Brazil. CVM 371/2000 requires that companies record pension and post-retirement benefits on an accrual basis. In accordance with CVM 371/2000, the Company elected to record the actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method and amortized the effect over five years, beginning January 2002 (see Note 19).

Reserve for Contingencies

A reserve for contingencies is recognized by the Company’s management based on their assessment of probable losses, supported by external legal opinions on lawsuits and other contingent events known at the balance sheet date.

Derivatives Contracts

The Company enters into swap derivative contracts to manage its exposure to market risk associated with changes in interest and foreign currency rates. Up to 2003, the Company held U.S. dollar forward contracts to match future payment on short-term indebtedness. The Company accounts for derivative contracts on an accrual basis. Payments made or received are recognized as financial income or expense. For all periods presented, the Company did not enter into derivative contracts that qualify for hedge accounting.

The Company’s derivative contracts are with counterparties that are high-quality commercial banks with significant experience with such instruments. The Company does not enter into derivative contracts for trading or speculative purposes.

Reclassification for Tax Effects on the Extraordinary Tariff Adjustment (“ RTE”)

During 2003, as permitted by federal tax authorities, CPFL Paulista and CPFL Piratininga elected to defer taxes payable on revenues relating to RTE that were originally recorded and taxed in 2001 and 2002. This change in tax law enabled the Company to pay taxes on RTE when the amounts are effectively billed to consumers.

The balance as of December 31, 2004 of long term liability for deferred taxes relating to the RTE revenues is R$ 62,749.

Share and per share information

As required by Brazilian accounting principles, share and per share information refer to the historical number of shares effectively outstanding at the balance sheet date. Earnings (losses) per share is determined by dividing the Company’s net income (loss) for the year by the number of shares outstanding at year-end.

3.	REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded at the subsidiaries is as follows:

	Current		Noncurrent
	2004	2003	2004	2003
Accounts Receivable (Note 6)
RTE — Extraordinary Tariff Adjustment (a)	258,830	221,631	340,881	539,015
Differential - 2003 Tariff Review (b)	2,360	13,798	—	—
Free Energy (a)	101,737	78,603	189,391	189,059
Deferred Costs Variations (Note 10)
Parcel “A” (a)	—	24,685	408,757	351,219
CVA and Interministerial Ordinance No. 116 (c)	440,744	71,815	167,120	555,165
Interministerial Ordinance 361 (c)	23,184	—	4,355	—
Prepaid Expenses
PIS and COFINS – Change in legislation (d)	—	—	46,483	—
Other (Assets)- (Note 12)
PERCEE rationing program implementation cost (a)	3,627	11,849	—	—
Low Income Consumers’ Subsidy — Losses (e)	43,995	3,091	—	—
Suppliers (Note 15)
Free Energy (a)	(91,838)	(82,779)	(229,874)	(187,797)
Deferred Gains Variations (Note 10)
Parcel “A” (a)	—	(849)	(9,004)	(7,737)
CVA and Interministerial Ordinance 116 (c)	(134,245)	(4,215)	(38,205)	(175,010)
Interministerial Ordinance 361 (c)	(14,291)	—	—	—
Other (Liabilities) — (Note 22)
Differential - 2003 Tariff Review (b)	—	—	(71,113)	—
Low Income Consumers’ Subsidy — Gains (e)	(5,175)	—	—	—

Total	628,928	337,629	808,791	1,263,914

a)	Rationing

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption (”Energy Rationing Program”), which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the “Overall Agreement for the Electric Energy Sector”, which introduced an Extraordinary Tariff Adjustment of 2.9% on electric power supply tariffs to rural and residential consumers (except those considered to be “low income consumers”) and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electricity sector with the rationing program.

This adjustment is being used to compensate the following regulatory assets recorded:

•	Extraordinary Tariff Adjustment (RTE) – Corresponds the loss of revenue incurred during the rationing period. This asset was determined from a comparison between the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002, and projected revenue for this period not considering the occurrence of the Energy Rationing Program. It is monetarily restated using the variation in the SELIC (Central Bank overnight rate), plus a spread of 1% p.a., applied to 90% of the outstanding balance. This asset is amortized by the revenue derived from the extraordinary tariff adjustment, net of the Energy from Independent Suppliers portion passed on to the generators.

The changes of the RTE, since it’s approval through December 31, 2004, are stated below:

			Accumulated		Amount	Unamortized
	Number of		Remuneration		Amortized up	Balance as of
Loss of	Approval	Amount	up to December	Provision	to December	December 31,
Revenue	Instrument	Approved	31, 2004	for Losses	31, 2004	2004
		(1)	(2)	(3)	(4)	(5) =(1+2-3-4)
RTE	Resolutions No. 480/2002, 481/2002 and 01/2004	884,531	440,477	32,250	693,047	599,711

Considering that there is a period to recover the RTE established by ANEEL, the Company, recorded a provision for losses on the realization of this asset in the amount of R$ 32,250. This provision was made based on income projections for the subsidiaries, that are prepared periodically, considering market growth, expected inflation, interest and regulatory aspects. Since this period is subject to changes, and the actual results may differ from the assumptions adopted, the Company will periodically review these projection and the recorded provision.

•	Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by independent producers and self-producers of energy. The distribution utilities collect the funds from consumers through the extraordinary tariff adjustment and pass them on to the generators. Accordingly, an asset and liability were recorded, the latter being net of the effects of PIS and COFINS. These amounts are restated based on the variation in the SELIC rate, plus a spread of 1% per annum on 90% of the balance of the liability.

By means of Regulatory Instruction No. 1, dated January 12, 2004, ANEEL approved the amount related to Free Energy transactions recorded in fiscal years 2001 and 2002. Accordingly, these adjustments are reflected in the financial statements as of December 31, 2003 resulting in a reduction in assets and liabilities of R$ 26,300. In June 2004, ANEEL republished the aforementioned instruction, modifying the amounts of Free Energy. As a result, in 2004, the necessary adjustments were recorded to reflect the final amounts approved by ANEEL resulting in a net increase in assets and liabilities of R$ 67,536.

From the total extraordinary tariff adjustment collected monthly by CPFL Paulista and CPFL Piratininga, 24.9757% and 33.8332%, respectively, is passed on to the generators for recovery of Free Energy, and the remaining amounts are used to recover the loss of revenue incurred during the rationing period (“RTE”). These percentages were defined by ANEEL in Regulatory Resolution No.45.

The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the rationing program of Itaipu’s energy that was allocated to RGE. Accordingly, RGE has the right to receive this energy as it was a generator. The amounts are presented by ANEEL through Resolutions No. 36, 89 and 45, dated January 29, 2003, February 25, 2003 and March 3, 2004, respectively.

The changes of the Free Energy balances, from their approval through December 31, 2004, are stated below :

			Accumulated	Amount	Unamortized
	Number of		Remuneration	Amortized up to	Balance as
	Approval	Amount	up to December	December 31,	of December
Free Energy	Instrument	Approved	31, 2004	2004	31, 2004
		(1)	(2)	(3)	(4)=(1+2-3)
Distributors’ asset	Resolutions No. 483/02 and 01/04	347,377	100,883	164,215	284,045
Generators’ asset	Resolutions No. 369/02, 483/02, 036/03 and 89/03	7,956	2,366	3,239	7,083
Distributor’s liabilities	Resolutions No. 483/02 and 01/04	330,287	100,883	109,458	321,712

As a result of judicial orders, CPFL Paulista and CPFL Piratininga are prevented from making the Free Energy transfer of amounts due to certain generators that are questioning the spot market rules in the courts. Accordingly, amounts collected are higher than amounts passed to generators up to December 31, 2004.

•	Parcel “A” – Corresponds to the variation in non-manageable costs, defined as Parcel “A” in the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The changes of the balance of the Parcel “A” since its approval through December 31, 2004 are stated below:

	Number of		Accumulated	Amount Amortized up	Unamortized Balance
	Approval	Amount	Remuneration up to	to December 31,	as of December 31,
Parcel “A”	Instrument	Approved	December 31, 2004	2004	2004
		(1)	(2)	(3)	(4)=(1+2-3)
	Resolutions No. 482/02 and 01/04	263,314	191,565	55,126	399,753

The periods established for realizing the regulatory assets related to RTE and Free Energy in the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months, respectively, beginning January 1, 2002, according to ANEEL Regulatory Instruction No. 001, dated January 12, 2004 (republished on June 1, 2004). The Parcel “A” amounts will be realized after the recovery of these assets.

The state value-added tax (“ICMS”) levied on RTE, corresponding to revenues to be billed, is payable when the increase in rates is billed. Accordingly, CPFL Paulista and CPFL Piratininga collect such tax for the state authorities and passing it to final consumers when the amounts are actually billed.

The activity relating to the principal regulatory assets and liabilities is presented in the following table:

				Noncurrent
		Free Energy	Free Energy	CVA
Description	RTE	Asset	Liability	Parcel “A”
Balances as of December 31, 2002	798,791	324,121	298,016	406,695
Transfer — System Service Charges	—	—	—	(94,366)
Monetary Restatement	178,385	44,608	43,161	85,102
Realization/Payment	(216,530)	(74,767)	(44,980)	(30,113)
Adjustments arising from ANEEL	—	(26,300)	(25,620)	—

Balances as of December 31, 2003	760,646	267,662	270,577	367,318
Monetary Restatement	112,952	58,800	57,722	57,447
Taxes Levied on Free Energy	—	(10,337)	(9,644)	—
Adjustments arising from ANEEL	—	67,536	67,536	—
Provision for Losses	(32,250)	—	—	—
Realization/Payment	(241,637)	(92,533)	(64,479)	(25,012)

Balances as of December 31, 2004	599,711	291,128	321,712	399,753

•	PERCEE – CPFL Paulista and CPFL Piratininga incurred expenses on the implementation of the rationing program that are being recovered through the tariff increase. These expenses, called “PERCEE – Emergency Program to Reduce the Consumption of Electric Energy” are being recorded in Assets under the caption “Other” (see Note 12).

b)	Periodic Tariff Review and Annual Tariff Adjustment:

CPFL Paulista

•	Periodic Tariff Review of 2003

On April 7, 2003, through Resolution No. 166, ANEEL determined on a provisional basis, CPFL Paulista’s periodic tariff review at a rate of 19.55%, which was modified, also on a provisional basis, to 21.10% on April 8, 2004, through ANEEL Resolution No. 72. It was established that the difference between those rates would be recovered in the annual tariff adjustment, that became effective on April 8, 2004.

•	Tariff adjustment in 2004

On April 7, 2004, ANEEL, through Approving Resolution No. 85, established the provisional annual tariff adjustment for CPFL Paulista, increasing the electric power tariffs by an average percentage of 13.65%, composed of the following: 6.04% due to the annual tariff adjustment, 6.34% due to the tariff components that are not contemplated in the annual adjustment, specifically, the CVA of the current year and 50% of the CVA amounts for the prior period, as established by Interministerial Ordinance No. 116, and 1.27% due to the modification of the periodic tariff review in 2003.

The final amount of the adjustments and review mentioned above will be establish at the time of the conclusion of ANEEL’s review of the Regulatory Reintegration Quota and the Regulatory Remuneration Basis, under the terms of the provisions of ANEEL Resolution No. 493, dated September 3, 2002.

CPFL Piratininga

•	Periodic Tariff Review of 2003

On October 22, 2003, through Resolution No. 565, ANEEL determined, on a provisional basis, the periodic tariff review for CPFL Piratininga at a rate of 18.08%. However, to maintain the economic and financial equilibrium of the concession contract, the authorized tariff adjustment that took effect in 2003 was 14.68%. The difference between these percentages had been accrued, according to the instructions of Official Letter No. 267, dated February 16, 2004 -SFF/ANEEL and was expected to be recovered over the next three annual tariff adjustments.

On October 18, 2004, ANEEL through Approving Resolution No. 245, also on a provisional basis, modified the above periodic tariff review to 10.51%. The difference between this adjustment and the adjustment of 14.68% in 2003 will be recovered in the tariff adjustment to occur in October 2005. The percentage of 10.51% was applied considering the effects of the provision of Article 1 of ANEEL Resolution No. 336, dated August 16, 2001, related to the spin-off of Bandeirante Energia, which determines the use of the lower tariff realignment index of the two companies, in this case being that of Bandeirante.

As a result, CPFL Piratininga recorded the following adjustments to reflect the new percentage defined: (i) reversal of the regulatory asset related to the difference between 18.08% and 14.68%, in the amount of R$13,798, which had been recorded in 2003, (ii) the creation of a regulatory liability related to the negative difference between the percentages of 14.68% and 10.51% in the amount of R$ 69,744, which monetarily restated totaled R$ 71,113 as of December 31, 2004 (see Note 22); this amount will be refunded to customers through future tariff adjustments.

•	Tariff adjustment in 2004

ANEEL, through Approving Resolution No. 246, dated October 18, 2004, approved on a provisional basis the adjustment in electric power supply tariffs by 14.00%, composed of (i) 10.51% relating to the annual tariff adjustment, (ii) 3.29% relating to financial components that are not contemplated in the annual adjustment, principally CVA from October 2003 to September 2004 and 50% of the CVA amounts calculated during the period from October 2002 to September 2003, as established by Interministerial Ordinance No. 116, (iii) 0.14% due to the application of ANEEL Resolution No. 152/2003, which altered the calculation methodology of the Distribution System Usage Tariff (“TUSD”), and (iv) 0.06% due to other tariff components that are not contemplated in the annual adjustment. This adjustment is effective for the period from October 23, 2004 to October 22, 2005.

The final amount of the aforementioned adjustments will be established at the time of the conclusion of ANEEL’s review of the amount of the Regulatory Reintegration Quota and Regulatory Remuneration Basis, under the terms of ANEEL Resolution No. 493, dated September 3, 2002.

The adjustments recorded in the statement of operations in 2004, related to the Regular Tariff Revision of the subsidiary CPFL Piratininga and adjustment related to the change in calculation method of the TUSD, established through ANEEL Resolution No. 152, dated April 13, 2003, are as follows:

As of
December 31,
2004 .
Reversal of regulatory asset recognized up to December 31, 2003	(13,798)
Provision for returns of billing up to October 22, 2004	(69,744)
Regulatory Asset referring to TUSD — Review of 2003	2,716
Amortization of Regulatory Asset referring to TUSD — Review of 2003	(356)

Subtotal	(81,182)
Restatement IGP-M (General Market Price Index) referring to provision for returns	(1,369)

Total of effects	(82,551)

RGE

•	Periodic Tariff Review of 2003

On April 16, 2003, through Resolution No. 198, ANEEL established, on a provisional basis, the periodic tariff review for RGE at a rate of 27.36%. This tariff adjustment was modified to 27.96% on April 16, 2004, by ANEEL Resolution No. 92. It was established that the difference between these rates has been compensated since the annual tariff adjustment, that became effective on April 19, 2004.

•	Tariff adjustment in 2004

On April 16, 2004, ANEEL, through Approving Resolution No. 98, established the final annual tariff adjustment to increase the electric power tariffs by an average percentage of 14.37%, composed as follows: 7.88% relating to the annual tariff adjustment, 5.63% relating to tariff components that are not contemplated in the annual adjustment, principally the CVA of the current year and 50% of the CVA amounts for the prior period, as established by Interministerial Ordinance No. 116, and 0.86% due to the alteration of the periodic tariff review of 2003.

c)	Deferred Costs (Gains) Variations (CVA) and Interministerial Ordinances 116 and 361

Refer to the compensation mechanism defined by ANEEL, for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated by the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increase adjustments. Unmanageable costs relate to the expenses that are described in Note 10. The CVA related to the Interministerial Ordinance nº 361 in the net amount of R$ 13,248 is still pending approval by ANEEL.

d)	Regulatory Asset resulting from the adjustment in PIS and COFINS

Refers to the difference between the cost of the PIS and COFINS amounts calculated by applying the current legislation and those incorporated in the tariff. ANEEL, through its Official Letter No. 1631/2004, considers that the transfer of the alterations in the PIS and COFINS legislation to the tariffs is an indisputable right of the concessionaires. These amounts will be submitted for approval by ANEEL and passed on to the tariffs after regulation by the agency. The amounts were monetarily restated according to the IGP-M and will be incorporated into the tariffs within a period to be defined, after validation by ANEEL.

ANEEL, through its Official Letter No. 302, dated February 25, 2005, determined that these amounts should be classified as “Prepaid Expenses,” with an offsetting entry to “Deductions from operating revenue” account. The net amount recorded up to December 31, 2004 for PIS and COFINS was R$ 46,483.

e)	Low Income Consumers’ Subsidy

Law No. 10,438, dated April 26, 2002, and Decree No. 4,336, dated August 15, 2002, established new guidelines and criteria for the classification of consumer units in the low-income residential sub-class.

ANEEL, through Regulatory Resolution No. 89, dated October 25, 2004, established a new calculation method for this subsidy, which should be applied monthly from May 2002 to the next tariff review.

The amounts calculated using this new methodology, should observe the following criteria for settlement:

▪	For months in which losses by the concessionaire are calculated, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental Institution), via the Energy Development Account (CDE).

▪	In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The result of this calculation, still pending approval by ANEEL and subject to inspection, generated net operating revenues of R$ 46,785 in 2004.

4.	CASH AND CASH EQUIVALENTS

	2004	2003
Bank deposits	242,431	181,024
Temporary cash investments	257,407	193,588

Total	499,838	374,612

The balance of bank deposits at year end are used for payments at the beginning of the subsequent month.

Temporary cash investments represent transactions with Brazilian financial institutions, the majority of which are remunerated according to the variation of the CDI, contracted under normal market conditions and interest rates, and are available for use in the operations of the Company and its subsidiaries.

5.	FINANCIAL INVESTMENTS

As of December 31, 2003, financial investments primarily represented promissory notes issued by Bandeirante Energia S.A., monetarily restated at 111.5% of the CDI (interbank deposit rate), redeemed in full on March 23, 2004.

As of December 31, 2004, financial investments represented debt security trading investments with maturities of over 90 days that may be redeemed at any time without penalty.

6.	ACCOUNTS RECEIVABLE

The balance, principally derived from electricity sales activities, is comprised as follows:

		Past-due	Past-due
		up to 90	over 90	Total
Consumer Classes	Current	days	days	2004	2003
Current
Residential	168,031	100,706	17,448	286,185	256,592
Industrial	158,205	58,114	29,151	245,470	207,498
Commercial	65,002	34,875	16,323	116,200	107,730
Rural	18,780	4,462	1,353	24,595	22,398
Public Administration	18,132	11,143	3,786	33,061	32,699
Public Lighting	22,585	17,821	28,841	69,247	63,704
Public Services	15,817	15,491	10,022	41,330	31,432

Billed	466,552	242,612	106,924	816,088	722,053
Unbilled	288,594	—	—	288,594	261,631
Differential - 2003 Tariff Review (Note 3)	2,360	—	—	2,360	13,798
CCEE Transactions	4,576	—	8,187	12,763	84,240
Concessionaires and Licensees	21,592	81	33,313	54,986	62,631
Other	37,129	—	—	37,129	34,173

Subtotal	820,803	242,693	148,424	1,211,920	1,178,526
Extraordinary Tariff Adjustment (Note 3)	258,830	—	—	258,830	221,631
Free Energy (Note 3)	99,574	—	2,163	101,737	78,603

Total	1,179,207	242,693	150,587	1,572,487	1,478,760

Noncurrent
CCEE Transactions (*)	18,084	—	32,633	50,717	—
Extraordinary Tariff Adjustment (Note 3)	340,881	—	—	340,881	539,015
Free Energy (Note 3)	184,471	—	4,920	189,391	189,059
Other	—	—	1,301	1,301	—

Total	543,436	—	38,854	582,290	728,074

(*)	Energy Trading Chamber (“CCEE”) transactions – These amounts refer to sales on the short-term electricity market between distribution and generation companies that are settled by the CCEE (former Wholesale Energy Market — “MAE”), related to the period from September 2000 to December 2004. The transactions were recorded based on information provided by the CCEE and the balance receivable as of December 31, 2004 is R$ 63,480 (R$ 84,240 in 2003). From the total amount, R$ 3,707 depends on a definition of the legal cases in progress. Since the subsidiaries believe in a favorable outcome in these cases, they did not recognize a provision for losses on this amount.

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

An allowance for doubtful accounts is recorded under current assets, according to ANEEL regulations, based on an individual analysis of non-performing consumers, including current and noncurrent portions, to an amount considered by management to be sufficient to cover probable losses on amounts receivable.

The changes in the allowance for doubtful accounts during 2004 are as follows:

Balance as of December 31, 2003	(40,581)
Additional allowance recorded	(91,091)
Recovery of Revenue	22,374
Write-off of Accounts Receivable	58,878

Balance as of December 31, 2004	(50,420)

8.	RECOVERABLE TAXES

The balances as of December 31, 2004 and 2003 are as follows:

	2004	2003
Current
Social Contribution prepayments — CSLL	33,397	44,697
Income Tax prepayments — IRPJ	40,830	94,265
Withholding Income Tax	60,577	52,063
ICMS (state VAT) on purchases of fixed assets	23,954	21,654
COFINS / PIS (tax on revenue)	13,555	7,938
INSS (social security)	1,584	797
Other	766	747

Total	174,663	222,161

Noncurrent
PIS (tax on revenue)	1,059	—
COFINS (tax on revenue)	3,996	—
ICMS (state VAT) on purchases of fixed assets	28,496	24,041

Total	33,551	24,041

The balances of noncurrent PIS and COFINS are related to the non-current portion of the regulatory liability resulting from the periodic tariff review of 2003, as described in Note 3, item (b).

9.	OTHER RECEIVABLES

The balances as of December 31, 2004 and 2003 are as follows:

	2004	2003
Current
Receivables from CESP	27,434	45,320
Employees	17,470	14,761
Advances — Fundação CESP	7,783	3,773
Indemnities	6,261	—
Other	9,996	11,446

Total	68,944	75,300

Noncurrent
Receivables from CESP	122,302	147,912
Other	2,957	313

Total	125,259	148,225

Receivables from CESP: Refer to receivables from Companhia Energética de São Paulo – CESP by the subsidiary CPFL Paulista, arising from the balance in the recoverable income account transferred to that company in 1993. The balance is restated according to the variation in the US dollar, plus interest calculated at 50% of quarterly Libor and a spread of 0.40625% p.a., with final maturity in December 2009.

10.	DEFERRED COSTS (GAINS) VARIATIONS – PARCEL A (CVA) COSTS

Deferred cost variations – Parcel A costs are as follows:

	As of December 31
	ASSETS				LIABILITIES
	Current		Noncurrent		Current		Long Term
	2004	2003	2004	2003	2004	2003	2004	2003
Detailing:
Energy Purchased — Itaipu	120,534	25,051	243,830	354,698	95,250	—	23,696	96,563
System Service Charges	99,365	4,594	40,203	171,719	—	—	—	—
Transmission of Energy – Itaipu	6,535	634	4,723	9,948	—	—	—	—
Energy Purchased — Other	37,954	49,385	96,315	79,013	16,492	—	1,100	—
Fuel Consumption Account – CCC	54,864	5,156	108,981	76,019	36,794	4,215	13,409	78,448
Energy Development Account - CDE	53,549	1,727	29,113	68,053	—	—	—	—
Basic Network Charges	91,127	9,884	53,004	143,443	—	—	—	—
Global Revision Quota – RGR	—	—	1,729	1,486	—	691	8,612	7,399
Inspection Fee	—	62	661	568	—	—	392	337
Connection Charges	—	7	1,673	1,437	—	158	—	—

Total	463,928	96,500	580,232	906,384	148,536	5,064	47,209	182,747

Summary:
CVA	81,514	43,005	50,146	—	23,797	346	15,029	—
Parcel “A”	—	24,685	408,757	351,219	—	849	9,004	7,737
Interministerial Ordinance 116	359,230	28,810	116,974	555,165	110,448	3,869	23,176	175,010
Interministerial Ordinance 361	23,184	—	4,355	—	14,291	—	—	—

Total	463,928	96,500	580,232	906,384	148,536	5,064	47,209	182,747

Law No. 10,438, dated April 26, 2002, together with Interministerial Ordinances No. 296, dated August 15, 2001, and No. 25, dated February 18, 2002, together with ANEEL Resolution No. 90, dated January 14, 2002, have created a mechanism to compensate for the variations in the distribution concessionaries’ unmanageable costs. These costs comprise the following: (i) tariff for the transfer of power from Itaipu Binacional, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) payment as Fuel Consumption Account — CCC, (iv) connection charges, (v) payment quotas to the CDE – Energy Development Account, (vi) usage tariff for the transmission installations forming the basic network, (vii) financial compensation for the use of water resources, (viii) energy purchased established in the initial contracts, (ix) quota of the Global Reversal Reserve – RGR, (x) inspection charge for the electric power service – TFSEE and (xi) system service charges.

Accordingly, overpaid or underpaid costs as compared to the amounts established in the tariffs for the items listed above are included in the calculation of the tariff adjustment for CPFL Paulista, RGE and CPFL Piratininga. The amounts included in the CVA are restated based on SELIC.

Parcel “A”

Parcel “A” represents costs incurred from January 1 to October 25, 2001 that were approved by ANEEL Resolution No. 482 of August 29, 2002 (see Note 3), which was modified by ANEEL Regulatory Instruction No. 1 of January 12, 2004. These deferred costs will be recovered through the RTE mechanism, beginning after the term established by ANEEL for recovery of the losses on revenue during the energy rationing and the collection of amounts to be passed on to suppliers related to energy purchased from independent suppliers.

Interministerial Ordinance No.116

Interministerial Ordinance No. 116 of April 4, 2003 determined that the recovery of the deferred regulatory assets relating to Parcel A costs that correspond to the 12-month period preceding the tariff adjustment of electric energy distribution concessionaires (April for CPFL Paulista and RGE and October for CPFL Piratininga) was delayed for 12 months. The CVA balance of such costs for this period is being realized by including these amounts in the annual tariff adjustment scheduled for 2004 and 2005, in effect for the subsequent 24 months.

The cash flow shortfall resulting from Interministerial Ordinance No. 116 of April 4, 2003 was covered by a credit facility from the BNDES in the total amount of R$ 310,039 (see Note 17).

Interministerial Ordinance No. 361

By means of Interministerial Ordinance No. 361, dated November 26, 2004, the CVA was created, with the purpose of recording the variations occurred between the estimated cost applied to the tariffs and the expense effectively incurred with respect to the bilateral agreements and the purchase of electric power not foreseen at the time of defining the tariff.

11.	DEFERRED TAXES

In compliance with the provisions of CVM Resolution No. 273 of August 20, 1998 and CVM Instruction No. 371 of June 27, 2002, CPFL Energia’s subsidiaries recognized deferred tax assets arising from tax loss carryforwards and temporary differences, without expiration (not subject to statute of limitations). These deferred tax assets are recorded as noncurrent assets, considering their expected realization period, which is based on the subsidiaries’ projected future results and a limit of up to 30% per year for offset against future taxable income, except for the credits derived from temporarily nondeductible differences, which will be fully recovered at the time of their realization.

Part of the balances recorded by CPFL Paulista and CPFL Piratininga are derived from credits related with the tax benefit on the merged goodwill, which will be realized proportionally to the amortization of the same merged goodwill, based on the estimated future profitability during the remaining term of the concession, in accordance with ANEEL requirements. During 2004, this rate of amortization was 3.937204% for CPFL Paulista and 4.639012% for CPFL Piratininga.

Deferred income and social contribution taxes are as follows:

	2004	2003
Income Tax:
Tax Loss Carryforwards	152,753	197,447
Tax Benefit on Merged Goodwill	525,468	—
Temporarily Nondeductible Differences	101,913	76,222

Subtotal	780,134	273,669
Social Contribution:
Tax Loss Carryforwards	64,730	81,104
Tax Benefit of Merged Goodwill	181,448	—
Temporarily Nondeductible Differences	29,363	20,607

Subtotal	275,541	101,711

Total	1,055,675	375,380

The expected recovery of the deferred tax credits derived from tax loss carryforwards and temporary nondeductible expenses is based on the income projections prepared by the subsidiaries, which were approved by the respective boards of directors.

Temporarily nondeductible differences are as follows:

	Income		Social contribution
	tax (IRPJ)		tax (CSLL)
	2004	2003	2004	2003
Reserve for contingencies	54,371	50,715	12,652	11,774
Pension plan expenses	23,430	11,417	8,078	3,751
Allowance for doubtful accounts	9,471	13,501	3,410	4,860
Reversal of allowance for doubtful accounts	—	(7,622)	—	(2,744)
Accounts receivable from government entities	5,209	1,648	1,875	593
Profit sharing	2,288	1,198	823	431
Other	7,144	5,365	2,525	1,942

Total	101,913	76,222	29,363	20,607

Reconciliation of the income and social contribution taxes, reported in statement of operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004		2003		2002
		Social		Social		Social
	Income	contribution	Income tax	contribution	Income tax	contribution
	tax (IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)
Income/(loss) before Taxes	596,360	596,360	(135,411)	(135,411)	(824,287)	(824,287)
Statutory tax rates	25%	9%	25%	9%	25%	9%

Expense tax benefit (income) at statutory tax rates	(149,090)	(53,672)	33,853	12,187	206,072	74,186

Non-deductible goodwill amortization	(24,951)	(3,962)	(30,342)	—	(29,551)	—
Non-deductible supplementary monetary restatement	—	(2,815)	—	2,497	—	2,613
Non-deductible pension expenses	—	—	(5,315)	(1,913)	(10,075)	(3,627)
CSLL 88 Judicial	(2,627)	(946)	—	—	—	—
SELIC CVA	(8,050)	(2,898)	—	—	—	—
Other Net Additions/Deductions	6,964	1,396	(10,065)	(2,772)	(13,072)	(4,895)

Subtotal Tax Benefit (expense)	(177,754)	(62,897)	(11,869)	9,999	153,374	68,277
CSLL 88 Judicial	—	10,508	—	—	—	—
Unrecoverable tax loss carryforwards	(16,245)	(7,549)	(77,334)	(31,954)	(95,341)	(38,464)

Total Tax Benefit (expense)	(193,999)	(59,938)	(89,203)	(21,955)	58,033	29,813
Current tax expense	(220,018)	(68,562)	(114,837)	(28,959)	49,627	27,995
Deferred tax expense	26,019	8,624	25,634	7,004	8,406	1,818

The “non-deductible goodwill amortization” refers to the amortized goodwill from the investees, which is nondeductible for tax purposes.

“SELIC – CVA” refers to the taxation of revenues from monetary restatements from prior periods that were previously excluded from taxable income.

Social Contribution for 1988 (“CSLL 88 Judicial”) refers to the final ruling in favor of CPFL Paulista in a lawsuit related to payments in excess made during 1989. The tax benefit was recognized during 2004 and classified in the income statement as a reduction, in the social contribution tax account. This amount is taxable for Income and Social Contribution Tax purposes.

The “Unrecoverable tax loss carryforwards” is related to the loss of some companies in the group and the lack of sufficient future taxable income for realizing the credits, according to the income projections prepared by the investee.

12.	OTHER

The composition of the balance is as follows:

	Current		Noncurrent
	2004	2003	2004	2003
Refinancing of Consumer Debts	76,796	81,899	69,085	64,295
Low Income Consumer Subsidies (Note 3)	43,995	3,091	—	—
Collateral Linked to Foreign Currency Loans	—	—	21,434	22,108
PERCEE (Note 3)	3,627	11,849	—	—
Orders in Progress	8,103	11,591	—	—
Services Rendered to Third Parties	17,038	11,779	616	—
Reimbursement RGR	—	6,045	—	—
Assets and Rights for Disposal	1,462	2,663	1,475	2,680
Other	7,318	10,683	5,940	7,143

Total	158,339	139,600	98,550	96,226

Refinancing of Consumers’ Debts: Refers to the negotiation of overdue accounts receivable from consumers, principally City Governments. Probable losses related to these amounts are recorded under Allowance for Doubtful Account (see Note 7). The classification between current and noncurrent follows the due dates established in the agreements signed. These amounts are restated based on several inflationary ratios and interest rates. Some of these credits have payment guarantees by the debtors comprising passing on ICMS payments with bank mediation.

13.	GOODWILL

The composition of the goodwill and negative goodwill account is as follows:

	2004			2003
		Accumulated
	Cost	Amortization	Net value	Net value
CPFL Paulista (a)	1,074,026	(42,287)	1,031,739	1,714,091
RGE (c)	756,443	(211,324)	545,119	567,461
RGE (b)	751,347	(423,823)	327,524	338,107
CPFL Piratininga (d)	124,895	(1,668)	123,227	274,881
Semesa (e)	426,449	(109,159)	317,290	341,160
CPFL Paulista	(12,828)	—	(12,828)	(12,828)
CPFL Geração	651	(237)	414	486
Foz do Chapecó	770	—	770	770
ENERCAN	15,693	(5,460)	10,233	10,233
BAESA	3,081	—	3,081	3,081

Total	3,140,527	(793,958)	2,346,569	3,237,442

a)	Acquisition of Paulista

In November 1997, as part of the privatization of the electric energy operations in the state of São Paulo, 9,217,762,193 common shares of Paulista were acquired, representing 66.99% of its voting capital stock for R$ 3,533,832. In November 1999, the Company increased its interest in the voting capital stock of Paulista to 92.27% by acquiring an additional 3,478,825,372 and 4,500,395,732 of its common and preferred shares, respectively, for R$ 876,321 in a Brazilian public offering.

Based on the requirements of ANEEL and approval by the CVM, as from January 1, 2004, the Company completed a restructuring to reclassify the goodwill and related tax benefit recorded on the acquisition of CPFL Paulista based on CVM Instructions No. 319/1999 and No. 349/2001. The restructuring had no net effect on the Company’s shareholders equity or results of operation on the date of the restructuring. This restructuring was completed to transfer the goodwill from

CPFL Paulista to CPFL Energia in order to reduce the negative impact of the amortization in CPFL Paulista. Additionally, the tax benefit relating to the goodwill recorded in CPFL Paulista amounting to R$ 582,791 was reclassified to Deferred Taxes (see Note 11).

b)	RGE – DOC 3 Transaction

On July 13, 1998, the former parent company of RGE, DOC 3 Participações S.A. (“DOC 3”), implemented a corporate restructuring to realize the tax benefit relating to the goodwill recorded on the original acquisition of RGE. The restructuring was affected through the merger DOC 3 with RGE to transfer the goodwill to RGE. This goodwill remained in RGE.

c)	Acquisition of RGE

At the Extraordinary Shareholders’ Meeting on July 5, 2001, the CPFL Paulista shareholders approved the acquisition of 518,887,616 registered shares of RGE, of which 257,228,985 and 60,130,858 are common and preferred shares, respectively, held by VBC; and 165,166,964 and 36,360,809 are common and preferred shares, respectively, held by 521. The transaction was concluded and the effective transfer of ownership control was approved by ANEEL, in accordance with Resolution No. 213 of June 13, 2001, for the total amount of R$ 1,381,561. As a result of this transaction, the CPFL Paulista holds 67.07% of RGE’s total capital, and 67.16% of its voting capital.

d)	Acquisition of Piratininga

In order to provide the owners of Bandeirante (Enerpaulo – Energia Paulista Ltda (“Enerpaulo”) and CPFL Paulista) with greater flexibility and efficiency to meet the new challenges imposed by the electric energy sector, at the Extraordinary Shareholders’ Meeting of Bandeirante on October 1, 2001, shareholders approved the spin-off of Bandeirante into two geographical regions so that each could retain a controlling interest in their respective region.

The spin-off of Bandeirante was approved by ANEEL, through Resolution No. 336 of August 16, 2001. On October 1, 2001 Bandeirante was spun-off into Bandeirante and CPFL Piratininga and subsequently, CPFL Paulista exchanged its equity interest in Bandeirante for Enerpaulo’s equity interest in CPFL Piratininga. As a result of this transaction, CPFL Paulista holds a 98.8% voting interest in CPFL Piratininga as of December 31, 2004 and 2003.

Minority shareholders received shares of CPFL Piratininga in an equal proportion to those held in Bandeirante on the date of its spin-off so that their participation in Bandeirante and CPFL Piratininga would remain unchanged.

On September 30, 2004, the Company completed a corporate restructuring to realize the tax benefit relating to the goodwill recorded on the acquisition of Piratininga. The restructuring was affected, through the merger of the intermediate holding company which had no net effect on the Company’s consolidated financial position or results of operation on the date of the restructuring. However, as a result of the restructuring and in accordance with CVM Instructions No. 319/1999 and No. 349/2001, the tax benefit relating to the goodwill amounting to R$ 148,682 was reclassified to Deferred Taxes (see Note 11).

e)	Acquisition of Semesa

On December 26, 2001, Geração acquired 69,632,528 of the common shares of Semesa, representing 100.0% of the equity interest, for R$ 496,082. Semesa was previously held by VBC. The acquisition of Semesa was approved by ANEEL, in accordance with Resolution No. 582, of December 21, 2001. Pursuant to the sale agreement between Geração and VBC, the purchase price of Semesa is subject to adjustment in 2008 and 2013, based on the assessment of Semesa’s Assured Energy at that time.

f)	Change in the method of amortization of goodwill

As from January 1, 2004, the Company changed its method of goodwill amortization from a straight-line basis over a period of 10 years to calculating amortization proportionately to future projected net income over the remaining term of the concession. The change was required by ANEEL and approved by CVM for CPFL Paulista and RGE, and then applied to the remaining companies in the group. This change in the Company’s goodwill amortization policy decreased goodwill amortization by R$ 421,608 for the year ended December 31, 2004. During 2004, amortization of the goodwill was calculated based on the percentage of 3.94% for CPFL Paulista, 4.64% for CPFL Piratininga, 3.13% for RGE and 7.00% for SEMESA.

The goodwill arising from the acquisitions of interests in the subsidiaries Foz do Chapecó, ENERCAN and Barra Grande were recorded based on expected future income arising from the related concession contracts and will be amortized over the term of these contracts, beginning upon start-up of commercial operation of the subsidiaries.

The amortized balance related to ENERCAN’s goodwill corresponds to the reduction in the goodwill balance as a result of the sale of 26% of the Company’s interest.

14.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2004 and 2003, the composition of Property, plant and equipment is as follows :

		2004			2003
			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	amortization	Net	Net
In Service:
- Distribution		5,394,129	(2,723,783)	2,670,346	2,687,010

Intangible Assets	20	63,328	(7,958)	55,370	42,138
Land		43,868	—	43,868	43,292
Reservoirs and Dams		632	(626)	6	24
Buildings, Constructions and Improvements	2 and 4	159,639	(85,118)	74,521	76,380
Machinery and Equipment	2 to 10	5,077,331	(2,596,856)	2,480,475	2,510,065
Vehicles	10 and 20	31,496	(24,610)	6,886	9,841
Furniture and Fixtures	10	17,835	(8,615)	9,220	5,270
- Generation		234,981	(87,462)	147,519	152,266

Intangible Assets	20	861	(1)	860	851
Land		1,340	—	1,340	1,340
Reservoirs and Dams	2 to 5	29,047	(19,304)	9,743	9,889
Buildings, Constructions and Improvements	2 and 4	35,142	(20,998)	14,144	14,892
Machinery and Equipment	2 to 10	166,720	(46,079)	120,641	124,648
Vehicles	10 and 20	509	(139)	370	458
Furniture and Fixtures	10	1,362	(941)	421	188
- Commercialization		88,545	(31,526)	57,019	46,352

Intangible Assets	20	6,023	(1,041)	4,982	1,191
Land		94	—	94	215
Buildings, Constructions and Improvements	2 and 4	8,541	(5,802)	2,739	2,927
Machinery and Equipment	2 to 10	68,531	(22,041)	46,490	40,286
Vehicles	10 and 20	2,911	(1,532)	1,379	804
Furniture and Fixtures	10	2,445	(1,110)	1,335	929

(Continued)

(Continuation)

		2004			2003
			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	amortization	Net	Net
- Administration		213,641	(112,609)	101,032	74,975

Intangibles Assets	20	80,363	(32,153)	48,210	18,890
Land		1,791	—	1,791	1,791
Buildings, Constructions and Improvements	2 and 4	41,118	(19,737)	21,381	17,081
Machinery and Equipment	2 to 10	29,910	(20,822)	9,088	10,299
Vehicles	10 and 20	20,924	(17,164)	3,760	6,813
Furniture and Fixtures	10	39,535	(22,733)	16,802	20,101

Subtotal		5,931,296	(2,955,380)	2,975,916	2,960,603
In Progress
- Distribution	—	115,298	—	115,298	85,351
- Generation	—	974,331	—	974,331	574,362
- Commercialization	—	7,696	—	7,696	3,086
- Administration	—	14,152	—	14,152	15,801

Subtotal		1,111,477	—	1,111,477	678,600
Assets Leased to Third Parties
- Land		5,420	—	5,420	5,420
- Reservoirs and Dams	2	105,166	(14,210)	90,956	93,055
Buildings, Constructions and Improvements	3.83	527,346	(78,059)	449,287	460,363
- Machinery and Equipment	5.93	306,339	(60,208)	246,131	254,080
- Vehicles	20	92	(89)	3	9
- Other	20	53	(15)	38	13

Subtotal		944,416	(152,581)	791,835	812,940

Total Property, Plant and Equipment		7,987,189	(3,107,961)	4,879,228	4,452,143

Special Obligations				(588,053)	(543,543)

Net Property, Plant and Equipment				4,291,175	3,908,600

In accordance with Articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the related regulatory authorities. ANEEL Resolution No. 20, of February 3, 1999, regulates the electric energy utility concession assets, giving prior authorization for not restricting assets not linked to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

The average depreciation rate of property, plant and equipments is approximately 5.25% per year.

Fixed assets in progress – Of the balance as of December 31, 2004, R$ 969,579 refers to works in progress on projects in the construction stage, as follows:

				FOZ DO
	CERAN	ENERCAN	BAESA	CHAPECÓ	TOTAL
Plant under construction as of December 31, 2004	317,050	981,601	1,093,729	17,599	2,409,979
Company’s proportionate share in each plant	206,083	478,264	273,498	11,734	969,579

The interest corresponding to the loans taken by these projects to finance the works is being capitalized. In 2004, 2003 and 2002 the Company capitalized interest amounting to R$ 46,703, R$12,971 and R$ 6,771, respectively.

Assets leased to third parties – These assets relate mainly to the Serra da Mesa power plant. The concession to operate this plant is held by Furnas. Pursuant to a lease contract, the Company constructed part of the plant and subsequently leased it to the concessionaire for a period of 30 years, ending in 2028 (the “Serra da Mesa Lease”). The lease agreement gives the Company the right to 51% of the total assured energy sold by the plant. In turn, the Company has entered in to a 15-year contract to sell this energy back to Furnas. The contract provides for an initial price per MWh of R$ 38.99, which is subsequently adjusted based on the IGP-M. The sales contract expires in 2014.

Special Obligations Linked to Electric Energy Utility Concession – Special obligations linked to the electric energy utility concessions represent amounts received principally from the Federal Government, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. Special liabilities are recorded as an offset account to property, plant and equipment and are not subject to amortization or adjustments. As established by ANEEL, the liabilities are settled at the end of the concession period.

After termination of the concession, the subsidiaries’ assets linked to the service will revert to the Federal Government, and the surveys, valuations and determination of the amount of compensation payable to the concessionaire for the residual book value will proceed.

15.	SUPPLIERS

Suppliers are composed of the following:

	As of December 31,
	2004	2003
Current
Other – CCEE	815	16,729
System Service Charges	2,490	3,928

Transactions in the CCEE (Note 6)	3,305	20,657
Energy Purchased	400,461	420,340
Electricity Network Usage Charges	62,746	59,772
Materials and Services	95,894	69,390
Free Energy (Note 3)	91,838	82,779
Other	9,613	8,051

Total	663,857	660,989

Long Term
Free Energy (Note 3)	229,874	187,797

16.	TAXES AND PAYROLL CHARGES PAYABLE

As of December 31, 2004 e 2003, the balance is as follows:

	Current		Long-term
	2004	2003	2004	2003
ICMS (State VAT)	232,062	198,172	—	—
PIS (Tax on Revenue)	9,607	7,043	2,902	931
COFINS (Tax on Revenue)	44,970	23,596	14,170	32,111
INSS (Social Security Contribution)	4,103	2,287	—	—
IRPJ (Corporate Income Tax)	76,221	117,117	51,052	110,434
CSLL (Social Contribution Tax)	23,241	36,543	18,379	39,756
Other	19,270	14,162	—	—

Total	409,474	398,920	86,503	183,232

Taxes payable, classified under Long-term Liabilities, refer to the taxes deferred by the subsidiaries CPFL Paulista and CPFL Piratininga, levied on: (i) Extraordinary Tariff Adjustment – RTE, (ii)

Regulatory Asset corresponding to PIS and COFINS, and (iii) Differentials – Tariff Review, which are transferred to current and settled as the amount of the principal asset is realized.

17.	INTEREST, LOANS AND FINANCING

17.1	The composition is as follows:

	As of December 31,
	2004			2003
	Interest			Interest
	and other	Principal		and other	Principal
	charges	Current	Long-term	charges	Current	Long-term
LOCAL CURRENCY
BNDES – Power Increases (PCHs) (a)	81	3,653	15,619	145	2,780	18,830
BNDES – Investment (b)	457	38,320	652,556	2,198	33,864	325,136
BNDES — Regulatory Assets (c)	6,305	214,827	541,924	6,448	139,368	732,419
BNDES — CVA and Interministerial Ordinance 116 (c)	2,089	165,451	85,718	7,815	51,583	166,277
FIDC (d)	19,771	59,722	78,610	—	—	—
BRDE (e)	357	18,833	17,520	8,864	7,838	31,019
Furnas Centrais Elétricas S.A. (f)	—	—	79,954	—	—	56,782
Brazilian Financial Institutions (k)	3,608	54,257	159,608	1,547	117,502	53,645
Other (g)	537	19,924	24,964	1,351	20,824	31,351

Subtotal	33,205	574,987	1,656,473	28,368	373,759	1,415,459

FOREIGN CURRENCY
IFC — CPFL Energia (h)	3,556	10,618	95,558	—	—	—
Floating Rate Credit Facility (i)	805	159,264	277,119	1,021	339,770	474,985
Trade Finance — Sul Geradora (j)	700	101,475	—	34,213	58,991	110,451
Brazilian Financial Institutions (k)	1,482	18,229	115,191	2,248	22,322	145,221

Subtotal	6,543	289,586	487,868	37,482	421,083	730,657

Total	39,748	864,573	2,144,341	65,850	794,842	2,146,116

(a)	BNDES – Increase in power output of Small Hydropower Plants (PCHs)– Corresponds to a loan granted to the subsidiary CPFL Centrais Elétricas to finance the upgrade of certain hydroelectric power plants, payable in 84 successive monthly installments commencing February 2003. From the total amount, R$ 17,282 (R$ 19,238 in 2003), accrues interest based on the TJLP, plus 3.5% p.a. The remaining balance, in the amount of R$ 2,071 (R$ 2,517 in 2003), which is linked to the BNDES basket of currencies (“UMBND”), is subject to fixed interest of 3.5% p.a. and variable rates calculated based on the weighted average cost of all rates and expenses incurred by the BNDES in raising funds. The loan is secured by a guarantee given by CPFL Paulista.

(b)	BNDES – Investment: Corresponds to loans granted to the Company’s subsidiaries to finance the electric power generation and distribution investment programs, which have the following characteristics and conditions:

•	CPFL Paulista — This loan is divided into two tranches, “A” and “B”, with grace periods of 18 and 30 months, respectively, payable in 78 successive monthly installments beginning October 2000 and October 2001, respectively, restated based on the TJLP plus 3.25% p.a. As a guarantee, the revenue derived from the supply of electric power is linked to the loan. The balance as of December 31, 2004 is R$ 61,762 (R$ 83,306 in 2003).

•	CPFL Piratininga – This loan contracted with the BNDES accrues interest based on the TJLP plus 3.45% p.a., payable in 48 monthly installments beginning May 15, 2002, represented by promissory notes and guaranteed by the revenue from receivables. The balance as of December 31, 2004 is R$ 212 (R$ 357 in 2003).

•	RGE – This loan is divided into two tranches: period from 1998 to 2001 — balance of R$ 59,479 (R$ 44,245 in 2003) as of December 31, 2004, restated based on the TJLP plus 3.5% to 4.5% p.a., with monthly payments beginning December 15, 1999 and maturing on September 15, 2007; period from 2003 to 2005 — balance of R$ 6,315 as of December 31, 2004, restated based on the BNDES basket of currencies (“UMBND”) and interest of 4.5% p.a., with monthly payments beginning January 15, 2005 and scheduled to mature on January 15, 2009. The revenues from energy sales were given in guarantee for both tranches.

•	BAESA — The amount of R$ 129,713 (R$ 86,195 in 2003) is divided in subcredits which are all payable in 144 successive monthly installments beginning September 15, 2006 for sub-credit “A”, and November 15, 2006 for the sub-credits “C” and “E”. The sub-credits “A” and “C”, totaling R$ 80,622 (R$ 47,845 in 2003), accrue interest based on the TJLP, plus 3.125% p.a.. The sub-credit “E”, in the amount of R$ 49,091 (R$ 38,350 in 2003) is subject to the BNDES’s basket of currencies (“UMBND”), with fixed interest of 3.125% p.a. and variable rates calculated based on the weighted average cost of all rates and expenses incurred by the BNDES in raising funds. The loan is guaranteed by the guarantors: Alcoa, Camargo Corrêa and Hejoassu, joint controlling shareholders of the project.

•	ENERCAN — The amount of R$ 292,112 (R$ 147,095 in 2003) is payable in 144 successive monthly payments beginning April 2007. From the total amount, R$ 265,602 (R$ 132,484 in 2003) accrues interest based on the TJLP, plus interest of 4% p.a. The remaining balance in the amount of R$ 26,510 (R$ 14,611 in 2003) is linked to the BNDES’s basket of currencies (“UMBND”), with fixed interest of 4% p.a. and variable rates calculated based on the weighted average cost of all rates and expenses incurred by the BNDES in raising funds. The loan is guaranteed by Hejoassu.

•	CERAN — The amount of R$ 141,740, borrowed in 2004, is subdivided into 4 sub-credits for each of the plants of the CERAN Complex. From the total amount, R$ 109,584 bears interest based on the TJLP, plus interest of 5% p.a.. The remaining balance, in the amount of R$ 32,156 is linked to the BNDES’s basket of currencies (“UMBND”), with fixed interest of 5% p.a. and variable rates calculated based on the weighted average cost of all rates and expenses incurred by the BNDES in raising funds.The principal’s final maturity is on January 15, 2016 for the Monte Claro Plant, November 15, 2016 for the Castro Alves Plant, and February 15, 2018 for the 14 de Julho Plant. The entire loan is guaranteed by CPFL Energia.

In addition, the guarantees of the loans of BAESA, ENERCAN and CERAN are pledges of shares issued by the beneficiary and the pledge of rights arising from the concession.

(c)	BNDES – Regulatory Asset and CVA

	2004		2003
	Current	Long-term	Current	Long-term	Interest	Amortization
CPFL Paulista
- Regulatory Asset	150,514	390,178	87,981	515,012	Selic + 1% p.a.	First tranche (revenue losses during the energy rationing): 62 monthly installments beginning March 15, 2002. Second tranche (Parcel A): 13 monthly installments beginning May 15, 2007.
- CVA	116,146	42,686	57,496	126,234	Selic + 1% p.a.	24 monthly installments beginning May 15, 2004
CPFL Piratininga
- Regulatory Asset	49,944	135,722	35,920	183,553	Selic + 1% p.a.	First tranche (revenue losses during the energy rationing): 54 monthly installments beginning March 15, 2002. Second tranche (Parcel A): 9 monthly installments beginning September 15, 2006.
- CVA	51,394	43,032	1,902	40,043	Selic + 1% p.a.	24 monthly installments beginning December 15, 2004.
RGE
- Regulatory Asset	19,234	12,091	20,678	28,545	Selic + 1% p.a.	60 monthly installments beginning March 17, 2003.
CPFL Geração
- Regulatory Asset	1,440	3,933	1,237	5,309	Selic + 1% p.a.	60 monthly installments beginning March 15, 2003.

Total	388,672	627,642	205,214	898,696

- Regulatory Asset	221,132	541,924	145,816	732,419
- CVA	167,540	85,718	59,398	166,277

Total	388,672	627,642	205,214	898,696

The above loans are collateralized by the receivables of the respective subsidiaries.

(d)	Credit Rights Investment Fund (FIDC) – After approval of the Board of Directors on January 28, 2004 and ANEEL’s approval, CPFL Piratininga launched a Credit Rights Investment Fund (FIDC) to raise R$ 150 million in March of 2004 and R$ 50 million in August 2004. The FIDC is managed by Banco Votorantim and consists of raising funds with settlement linked to the receipt billings of CPFL Piratininga, with monthly payments over a period of 36 months. This operation bears interest of 115% of the CDI and is guaranteed by the receivables of CPFL Piratininga. In compliance with the contractually-provided condition for operating the fund, CPFL Piratininga was required to acquired part of the funds quotas, amounting to R$ 13,335 as of December 31, 2004. This balance is recorded as a reduction of the total liability since it represents an additional guarantee to be used to honor the fund’s obligations.

This balance is net of the amount of liabilities of R$ 171,438, resulting in a net liability balance of R$ 158,103.

(e)	BRDE – Refers to a loan facility contract assumed by RGE in the spin-off and privatization process of Companhia Estadual de Energia Elétrica — CEEE, restated based on the IGP-M plus annual interest of 12%. Payments are due monthly, maturing in September 30, 2006; this loan is collateralized by the receivables of RGE.

(f)	Furnas Centrais Elétricas S.A. – This loan was granted by Furnas to Semesa; it is indexed to the IGP-M, and bears annual interest of 10%. The loan is payable in 24 monthly installments beginning 2008, and is collateralized by the energy produced by the Serra da Mesa power plant.

(g)	OTHER – Includes amounts advanced by consumers interested in the supply of electric power, to finance the preparation of the design, estimate, construction, operation and maintenance of electric power networks and public lighting of real estate developments.

Also includes funds from Eletrobrás for the purpose of financing installments of works implemented to improve the electrical system, to expand the electric power distribution networks, to increase the efficiency of street lighting, for rural electrification and the Universal Service Program, guaranteed by revenues from the sale of energy.

(h)	International Finance Corporation (IFC) – Corresponds to the loan obtained by the Company from the IFC, for costs related to the simplification of the Company’s equity structure, together with continuous improvement in corporate governance practices and transparency in the stock market. The funds raised correspond to a principal of US$ 40 million, payable in 10 semi-annually installments beginning July 15, 2005, restated according to the exchange variation, together with interest corresponding to six-month Libor plus 5.25% p.a. This loan is guaranteed by CPFL Centrais Elétricas stock and by the controlling shareholders. Through a swap mechanism contracted with J.P. Morgan, a financial institution, the debt is converted to local cost (excepted for the Libor costs), corresponding to 105.3% of the variation of the CDI. This swap operation resulted in a loss of R$ 20,112 as of December 31, 2004.

The IFC financing is governed by an Investment Agreement signed between CPFL Energia and the IFC, through which the IFC was granted a warrant to purchase common shares issued by the Company equivalent to the amount of the principal and interest payable under the Investment Agreement, divided by the exercise price of the warrants. The warrant may be exercised at any time during the period between the date of the Initial Public Offering (IPO) by the Company and June 2010 , and the subscription price can be paid in cash or by offsetting against the financing. After making the corresponding adjustments to avoid dilution of the IFC’s portion, the exercise price is determined based on the price practiced in the Initial Public Offering (IPO) and restated based on the variation of the TJLP. As of December 31, 2004, the restated exercise price was R$ 17.37 per share.

(i)	Floating Rate Notes: Refers to U.S. dollar denominated funding in the foreign market obtained by CPFL Paulista in the second quarter of 2001, amounting to US$300 million. The loan was obtained to fund the acquisition of RGE. The loan was obtained from a consortium of banks, and matures over a five-year period with a 20-month grace period for the initial principal payment; interest is payable semiannually. The collateral for this loan is represented by letters of guarantee. The Company has entered into swap contracts to convert this debt into Brazilian reais, bearing interest at 93.65% and 94.75% of the CDI, respectively, for the tranches of US$ 100 million and US$ 200 million.

(j)	Trade Finance – Refers to U.S. dollar denominated debt, obtained in 2000 by Sul Geradora Participações S.A., a subsidiary of RGE, through a trade finance operation, secured by a guarantee from RGE and letters of guarantee. Interest payments are quarterly and the principal will be amortized between 2002 and 2005. By means of a swap mechanism, this debt was converted into local cost, corresponding to the variation of the CDI, which as of December 31, 2004 totaled a loss of R$ 28,376.

(k)	Financial institutions: Comprises loans and financing in local and foreign currencies as follows:

•	Local currency — includes, loans and financing obtained from financial institutions to cover operating cash needs, restated based on the CDI variation and collateralized by revenue from sales of the CPFL Energia’s subsidiaries.

•	Foreign currency – refer to negotiations conducted within the context of the Brady Plan intermediated by Banco do Brasil, as well as debts related to Central Bank Resolution No. 63, with the purpose of covering the subsidiaries’ working capital. This loan is secured by receivables and a guarantee of the São Paulo State Secretariat.

Loans and financing in foreign currency classified as Financial Institutions have the following long-term composition:

	Maturity					As of December 31,
Financial Institutions	(years)	Amortization	Collateral	Index	Annual Rate	2004	2003
1) Banco do Brasil S/A:
Debt Conversion Bond	18	17 semiannual installments (beginning April 2004)	Revenues	US$	6-month Libor + 7/8%	20,519	25,770

New Money Bond	15	17 semiannual installments (beginning April 2001)	Revenues	US$	6-month Libor + 7/8%	2,914	4,078

FLIRB	15	13 semiannual installments (beginning April 2003)	Revenues	US$	6-month Libor + 13/16%	2,957	4,139

C-Bond	20	21 semiannual installments (beginning April 2004)	Revenues	US$	8%	23,956	29,143

Discount Bond	30	Single at the end of 30 years	Escrow deposits and revenues	US$	6-month Libor + 13/16%	23,136	25,183

PAR-Bond	30	Single at the end of 30 years	Escrow deposits and revenues	US$	6%	33,157	36,090

EI Bond — Interest-bond	12	19 semiannual installments (beginning April 1997)	Revenues	US$	6-month Libor + 13/16%	1,431	4,668

2) Unibanco — RGE (*)	4	7 semiannual installments (beginning 2002)	Receivables and Reserve account	US$	Libor + 7.25%	7,121	11,603

3) Itaú BBA – RGE (Res. 2770) (*)	2	18 monthly installments (beginning January 2004)	Promissory notes	US$	7%	—	4,547

Total						115,191	145,221

(*) RGE has entered into swap operations to convert these debts to CDI.

17.2 Maturity of debts, loans and financing

Maturities of the long-term portion of loans and financing due as of December 31, 2004 are as follows:

2004
2006	799,652
2007	417,569
2008	213,642
2009	115,624
After 2009	597,854

Total	2,144,341

17.3 Indices

The principal indices used to restate Loans and Financing and the composition of the indebtedness profile in local currency are stated below:

	% Change		Debt Composition %
Indices	2004	2003	2004	2003
IGP-M	12.42	8.71	8.01	5.75
UMBNDES	(6.47)	(15.78)	5.11	1.20
URTJLP	3.66	5.26	26.14	17.44
CDI	16.17	23.26	13.71	9.50
SELIC	16.24	23.38	44.81	58.43
Other	—	—	2.22	7.68

			100.00	100.00

The gains and losses related to the Company’s swap contracts are recorded net financial income or expenses.

17.4 Debt Covenants and Restrictions

The Company is subject to financial and operating covenants and certain restrictions under its loans and financing agreements.
In the opinion of the management of the Company and subsidiaries, these restrictive conditions and clauses are being adequately complied with, and are summarized as follows:

CPFL Energia

The Investment Agreement with the IFC limits the Company’s ability to pledge assets or make investments in third parties. In addition, this agreement prevents the distribution of dividends by the Company and its indirect subsidiary Centrais Elétricas above the minimum compulsory dividend, in the case of nonpayment or default.

The loan agreement with the IFC also subjects the Company to certain conditions, one of which refers to completion of a “Qualifying” Initial Public Offering. The Company did not comply with this condition and in a letter received on October 28, 2004, the IFC communicated that it has waived its right to demand the pre-payment on the loan In addition, the Company has an obligation to periodically provide certain corporate and operating information to the IFC.

The swap contract relating to the loan from the IFC contains certain financial covenants as follows:

a)	Result of the ratio of Total Adjusted Debt divided by EBITDA;

a.1) equal to or less than 4.0 up to March 29, 2005;
a.2) equal to or less than 3.8 from March 30, 2005 to March 29, 2006; and
a.3) equal to or less than 3.5 beginning on March 30, 2006.

b)	The result of the ratio of EBITDA to financial expenses equal to or higher than 1.5 during 2004 and 2.0 during subsequent years.

CPFL Paulista

Paulista may not make capital expenditures in excess of R$ 151 million in 2004, R$ 152 million in 2005 and R$ 160 million in 2006. In addition, the floating rate notes establish that CPFL Paulista must maintain the following financial ratios on December 31, 2004:

a)	Total Shareholders’ Equity divided by the sum of total net equity and total indebtedness not less than 42% (on a consolidated basis) and 37% (on a non-consolidated basis).

b)	EBITDA divided by financial expenses higher than 2.25 (on a consolidated and non-consolidated basis);

c)	Indebtedness divided by EBITDA less than 3.5 (on a consolidated and non-consolidated basis).

The swap contract linked to the floating rate notes loan includes a cross default clause for any contracts that have a default condition within a 30-day period, leading to accelerated settlement of the operation at present values and market prices.

In addition, certain of the Company’s financing instruments are subject to acceleration if the current shareholders cease to own a majority of CPFL Energia’s voting equity or otherwise control the management and policies of the company, or if VBC ceases to own, directly or indirectly, at least 25% of Paulista’s issued and outstanding capital stock. The subsidiary CPFL Paulista is also committed to maintain a capitalization level (Net Equity divided by Total Assets) equal to or higher than 25%.

CPFL Geração

ENERCAN, BAESA and CERAN, under their financing agreements with the BNDES, are restricted from paying dividends in excess of the 25% minimum mandatory dividends in accordance with Brazilian corporate law without prior approval by the BNDES.

RGE

The loans and financing related to the BNDES Investment Program determine that the level of capitalization (net worth divided by Total Assets) must be maintained at 40% or higher. In addition, these loans have priority in relation to the payment of dividends exceeding the minimum compulsory dividend of 25% of net income adjusted according to Corporation Law, in addition to complying with financial ratios for the distribution of the excess to occur. These financial ratios are:

a)	net indebtedness divided by EBITDA equal to or less than 3.0;
b)	net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5.

Under the trade finance transaction between Sul Geradora and BankBoston, Sul Geradora must maintain a ratio of EBITDA to interest expense not less than 2.0; a ratio of debt to capital not greater than 0.55; and a ratio of debt to EBITDA not greater than 3.5.

The restrictions on loans raised from financial institutions are as follows:

•	The loan from Itaú BBA — Local currency: contains restrictive clauses regarding the alteration or modification of Capital, related to any change, transfer or direct or indirect assignment of stock control, or upstream or downstream merger or spin-off without the prior express agreement of the creditor. In addition, the following financial ratios must be observed:

a)	EBITDA divided by net financial expenses equal to or greater than 1.6;
b)	net indebtedness divided by EBITDA equal to or greater than 2.7.

•	Unibanco — Local Currency: The contract requires compliance with the following financial ratios:

a)	financial debt divided by EBITDA equal to or less than 3.0;
b)	financial expenses divided by EBITDA equal to or less than 0.4;
c)	financial debt divided by total capital equal to or less than 3.0.

•	Unibanco — Foreign Currency: The contract requires compliance with the following financial ratios:

a)	EBITDA divided by interest paid plus net debt amortizations equal to or greater than 1.05;
b)	total debt divided by EBITDA equal to or less than 3.0 (2004) and 2.5 (2005 to 2007);
c)	interest paid divided by EBITDA equal to or less than 0.4;
d)	total debt equal to or less than R$ 800,000.

•	Banco Santander — Local currency: The contract requires compliance with the following financial ratios:

a)	EBITDA divided by financial expenses paid greater than or equal to 2.0;
b)	financial debt divided by EBITDA equal to or less than 3.5.

Other — Eletrobrás: The agreement restricts RGE from paying or declaring any dividend, authorizing or making any other distribution in the case of delay in compliance with the liabilities stipulated in the agreement. In addition, RGE is committed not to assume, without express authorization from Eletrobrás, new financial commitments that, separately or jointly, exceed the equivalent of 5.0% of its fixed assets and/or raise its indebtedness in excess of 66% of fixed assets.

Failure to comply with the obligations or restrictions mentioned could lead to default in relation to other contractual obligations (cross default).

Several of the loans and financings of the Company and its direct and indirect subsidiaries are subject to accelerated settlement in the case of changes to the Company’s equity structure that result in the loss, by the Company’s current shareholders, of stock control or control over management of the Company, or a reduction in the direct or indirect interest of VBC in the capital of CPFL Paulista to a percentage less than 25%.

18. DEBENTURES

18.1 Composition of Debentures

					As of December 31,
Characteristics of Debenture Issues					2004			2003
Entity	Issue	Series	Issued	Remuneration	Interest	Current	Long-term	Interest	Current	Long-term
CPFL Energia (a)	2nd	—	72,199	DI rate + 2.85% p.a.	—	—	—	137,715	—	721,990
CPFL Paulista (b)	1st	1st	44,000	IGP-M + 11.5% p.a.	47,876	—	719,676	42,591	—	640,234
CPFL Paulista (c)	1st	2nd	30,142	CDI + 0.6% p.a.	29,051	150,710	150,710	38,073	—	301,420
CPFL Paulista (d)	2nd	1st	11,968	109% of CDI	10,385	—	119,680	—	—	—
CPFL Paulista (d)	2nd	2nd	13,032	IGP-M + 9.8% p.a.	6,617	—	137,151	—	—	—
SEMESA (e)	1st	—	58,000	TJLP + 4 to 5% p.a.	4,561	106,792	465,144	5,146	93,655	551,739
BAESA (f)	1st	—	23,094	105% of CDI	—	—	24,060	—	—	—
BAESA (f)	2nd	—	23,281	IGP-M + 9.55% p.a.	—	—	24,284	—	—	—

Total					98,490	257,502	1,640,705	223,525	93,655	2,215,383

a)	On April 1, 2003, CPFL Energia issued 90,000 non-convertible debentures, with a face value of R$ 10, each relating to the 1st series of the 2nd issue, amounting to R$ 900,000. The Company redeemed all these debentures in October 2004.

b)	For the purpose of raising additional funds for the acquisition of RGE in July 2001, CPFL Paulista concluded the placement of 100% of 44,000 debentures of the 1st series, equivalent to R$ 440,000, maturing over seven years.

c)	Refers to the placement of approximately 67% of the 45,000 debentures of the 2nd series that mature over five years.

d)	On July 1, 2004, the subsidiary CPFL Paulista issued 25,000 non-convertible debentures, with a unit price of R$ 10 in two series, totaling R$ 250,000. The 1st series is composed of 11,968 debentures, and the 2nd series composed of 13,032 debentures, both series planned to mature on July 1, 2009. The funds obtained from this issue, approximately R$190,000, has been used to extend the profile of CPFL Paulista’s short-term debts, and the remainder, approximately R$ 60,000, has been used to finance part of the investments in energy distribution planned for 2004 and 2005.

e)	Semesa’s 1st series non-convertible debentures are linked to the financing for construction of the Serra da Mesa power plant. These debentures are amortized in semi-annual installments scheduled to mature through June 2009. The collateral for such debentures is represented by the pledge of 100% of Semesa’s shares held by CPFL Geração, as well as Semesa’s receivables derived from its energy sales agreement with Furnas and a letter of guarantee issued by CPFL Geração.

f)	The BAESA debentures refer to the 1st and 2nd issue of regular debentures, non-convertible into stock, issued on August 1, 2004, the first issue being R$ 24,060, restated according to the variation of 105% of the CDI with quarterly payment, the first payment being scheduled for November 1, 2006 and the last for August 1, 2016, and the 2nd issue being R$ 24,285, restated according to the IGP-M plus interest of 9.55% p.a. with annual payment, the first repayment being scheduled for August 1, 2007 and the last on August 1, 2016. The security comprises letters of guarantee issued by the shareholders in the proportion of their interests.

18.2 Maturity of Debentures

Maturities of the Debentures as of December 31, 2004 are as follows:

2004
2006	269,138
2007	493,304
2008	506,226
2009	337,394
After 2009	34,643

TOTAL	1,640,705

18.3 Restrictive conditions

CPFL Paulista: subject to certain restrictive conditions, including clauses that require maintaining certain financial ratios within predefined parameter ranges.

In the opinion of Company management, these restrictive conditions and clauses are being adequately complied with, and are summarized as follows:

The first issue of debentures establishes the following ratios and limits:
a)	ratio between EBITDA and financial expenses greater than or equal to 1.5;
b)	level of equity of at least 35% of total capitalization and third-party capital a maximum of 65% of capitalization.

The second issue of debentures establishes the following ratios and limits:
a)	ratio between EBITDA and financial expenses greater than or equal to 1.5 up to 2007 and greater than or equal to 2.0 beginning in 2008;
b)	in relation to total capitalization, the level of equity should be at least 35%, and the level of third-party capital should be a maximum of 65%.

BAESA: stipulates accelerated settlement when the total indebtedness ratio exceeds the limit of 75% of total assets.

Failure to comply with the restrictions mentioned above could lead to default in relation to other contractual obligations (Cross Default).

19. EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Geração and CPFL Piratininga, through Fundação CESP, and RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The characteristics of these plans are as follows:

I — CPFL Paulista and CPFL Geração

Through September 30, 1997, these companies sponsored a defined benefit pension plan that, on October 27, 1997, was converted to mixed defined benefit and defined contribution plan. The mixed plan became a defined contribution plan for general retirement benefits and a defined benefit plan relating to disability or death benefits.

This change required CPFL Paulista and CPFL Geração to assume an obligation arising from the Plan’s deficit at September 30, 1997 that was calculated by Fundação CESP’s actuaries. The deficit was recorded by the Company and is being amortized over 240 monthly installments beginning September 1997. This obligation bears annual interest of 6% (p.a.) and is restated based on the IGP-DI (General Price Index — Internal Supply, prepared by Fundação Getúlio Vargas). As of December 31, 2004 this obligation amounted to R$ 743,045 (R$ 762,815 as of December 31, 2003), and the liability was adjusted to comply with the criteria of CVM Resolution No. 371, dated December 13, 2000.

II — CPFL Piratininga

As a result of the split-off of Bandeirante in 2001, CPFL Piratininga assumed the responsibility for actuarial liabilities for its retired employees at the date of the split-off, as well as the obligations related to active employees transferred to CPFL Piratininga, from January 1, 1998 to September 30, 2001. Prior to April 2, 1998, Bandeirante sponsored a defined benefit pension plan that was converted into a mixed defined benefit and defined contribution plan in a process similar to CPFL Paulista and CPFL Geração as described above.

III — Rio Grande Energia S.A.

RGE sponsors a defined-benefit plan for its employees who participated in the Fundação CEEE when the privatization process occurred, with a target benefit of 100% of final salary including social security benefit, administered by ELETROCEEE RGE is responsible for coverage of deficits arising from the benefit plan and the sponsor contribution must be equivalent to the total contributions made by the participants in the same period.

IV — CVM Resolution No. 371 — Pension Plan Accounting

CVM Resolution No. 371/2000 established new accounting practices for computing, recording and disclosing the effects of post-retirement benefits plans in Brazil. The new practices were effective for the year ended December 31, 2001. In accordance with CVM Resolution No. 371/2000, the Company opted to record the initial effect of this change in income as an extraordinary item, net of taxes, over a five-year period, beginning in the year ended December 31, 2002.

The Company used the projected unit credit method account for its pension plans as permitted by Technical Interpretation No. 01/01 of the IBRACON, approved by CVM Circular No. 01/2002.

Following are the position of the Company’s employee benefits plans, as well as other information required by CVM Resolution No. 371.

     The amounts recognized in the balance sheet as of December 31, 2004 and 2003 are presented as follows:

Reconciliation of Assets and Liabilities	2004	2003
Present value of actuarial liabilities with cover	(3,041,610)	(2,993,628)
Fair value of plan’s assets	1,991,113	1,666,913

Present value of liabilities exceeding fair value of assets	(1,050,497)	(1,326,715)

Adjustments due to deferments allowed
Unrecognized actuarial losses	94,617	403,684
Unrecognized cost of past service	112	—
Increase in liability by adopting of CVM Resolution No. 371	101,983	152,975

Net actuarial liability to be recognized	(853,785)	(770,056)

The actuarial losses not recognized as of December 31, 2004 do not exceed 10% of the Plan’s liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan’s participants. The increase in the liability due to the adoption of CVM Resolution No. 371 refers to the plan’s deficit calculated on December 31, 2001 that was deferred and is being amortized over five years. As allowed by CVM Circular No. 1/2004, this amortization was classified in the statement of operations for 2004, 2003 and 2002 as an extraordinary item at the amount net of the corresponding tax effects in the amount of R$ 33,655.

Net liabilities changed as follows:

	2004	2003
Net actuarial liability at the beginning of the year	(770,056)	(758,390)
Charges recorded to income during the year	(202,165)	(126,350)
Sponsor’s Contributions	118,436	114,684

	(853,785)	(770,056)

Current	(85,765)	(39,475)
Long-term	(768,020)	(730,581)

	(853,785)	(770,056)

The accounting balances include other liabilities relating to the Company’s plans amounting to R$ 45,648 (R$ 24,679 in 2003).

The external actuary’s estimate of the expenses and revenues to be recognized for the year ended December 31, 2005 are as follows:

	2005	2004
	Estimated	Actual
Cost of service	6,860	7,226
Interest on actuarial liabilities	331,513	327,885
Expected return on plan assets	(246,145)	(184,439)
Unrecognized cost of past service	11	—
Unrecognized actuarial losses	—	3,852
Increase in liabilities due to adoption of CVM Res. No. 371	49,693	50,992

Total expense	141,932	205,516
Expected participant’s contributions	(3,006)	(3,351)

Total	138,926	202,165

Up to December of 2003, the Company used the UP 94 Mortality Table to determine the Actuarial Liability of CPFL Paulista, CPFL Piratininga and CPFL Geração. Beginning in 2004, based on studies carried out by Fundação Cesp specifically covering the population comprised by these Plans, the Company changed to use a roll forward of 3 years applied to same table as from January 1, 2004.

The main assumptions that were taken into consideration in the pension calculations at the balance sheet date were as follows:

CPFL Paulista, CPFL Piratininga and
	CPFL Geração		RGE
	2004	2003	2004	2003
Nominal discount rate for actuarial liabilities:	11.3% p.a.	11.3% p.a.	11.3% p.a.	11.3% p.a.

Nominal Return Rate on Assets:	(*)	11.3% p.a.	11.3% p.a.	11.3% p.a.

Estimated Rate of nominal salary increases:	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.

Estimated Rate of nominal benefit increases:	0.00% p.a.	0.00% p.a.	5% p.a.	5% p.a.

Estimated long-term inflation rate (as a basis for establishing nominal rates above)	5% p.a.	5% p.a.	5% p.a.	5% p.a.

	UP-94 with roll	UP-94	UP-84 (qx)	UP-84
Biometric mortality table:	forward of 3 years

Biometric disability table:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)

Expected turnover rate:	0.3 / (Legth of	0.3 / (Legth of	0.3 / (Legth of	0.3 / (Legth of
	Service+ 1)	Service+ 1)	Service+ 1)	Service+ 1)

Probability of beginning retirement:	100% on the first	100% on the first
	elegibility	elegibility

(*) Fundação CESP performed studies supported by an independent consultant, defining the expected Nominal Rate of Return on Assets of the Plans of CPFL Paulista at 12.72%, CPFL Piratininga at 12.82% and CPFL Geração at 12.73% for the year 2005. This study will be reviewed annually.

20. REGULATORY CHARGES

	2004	2003
Concession reserve fund — RGR	10,934	16,088
ANEEL Inspection Fee	569	487
Fuel Consumption Account — CCC	33,249	6,706
Energy Development Account — CDE	16,752	12,236

	61,504	35,517

Concession Reserve Fund — RGR: a reserve fund managed by Eletrobrás, as a Federal Government agency, created to provide funds for payments to concessionaires upon expiration of the concession contracts, upon which the concessionaires are refunded by the net amount of permanent assets recorded in the books. Decree No. 1771/96 introduced the RGR rate of 2.5% for property, plant and equipment — in service, limited to 3.0% of total gross operating revenue, less state VAT (ICMS).

Fuel Consumption Account — CCC: a contribution made by CPFL Paulista, CPFL Piratininga and RGE to fund the costs of fuel used in the thermoelectric power operating processes within the context of the Brazilian energy system.

Energy Development Account — CDE: created by Law No. 10,438, of April 26, 2002, to promote competition of energy generated through alternative sources such as wind power, small hydrogeneration plants, biomass, natural gas, and coal, in the areas served by the Brazilian electric interconnected system and to permit access to electric energy throughout Brazil.

21. RESERVE FOR CONTINGENCIES

	2004			2003
	Reserve	Year end	Escrow	Reserve	Year end	Escrow
	Recorded	Balance	Deposits	Recorded	Balance	Deposits
Labor
Various	33,285	63,743	34,865	6,875	30,458	8,543

Civil
General Damages	(11,301)	8,151	1,444	9,612	19,452	3,516
Tariff Increase	(22,130)	28,612	10,945	11,338	50,742	8,331

Energy Purchased	28,783	49,862	31,491	21,079	21,079	21,079
Other	7,208	8,967	3,078	672	1,759	—

Subtotal	2,560	95,592	46,958	42,701	93,032	32,926

Tax
FINSOCIAL litigation	473	17,201	48,677	(2,630)	16,728	47,661
PIS/PASEP	1,372	11,321	—	659	9,949	—
COFINS — injunction	11,631	84,588	2,317	28,434	72,957	2,317
Income tax	5,111	20,492	4,500	(14,342)	15,381	—
Other	(5,726)	11,099	8,079	23,555	16,825	5,715

Subtotal	12,861	144,701	63,573	35,676	131,840	55,693

Total	48,706	304,036	145,396	85,252	255,330	97,162

The Company records a provision for legal contingencies for which an adverse outcome is probable and the loss can be estimated based on the opinion of the Company’s management and external legal advisors.

A summary of the principal outstanding matters concerning litigation, claims and assessments, which were recognized a provision is as follows:

Labor: The principal labor lawsuits relate to claims by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

In accordance with the terms of the Bandeirante’s spin-off, CPFL Piratininga is responsible for obligations related to contingent risks of employees located in the respective regions it assumed, whereas obligations arising from lawsuits relating to the period prior to the spin-off date, October 1, 2001, are assumed in the proportional percentage of the owners before the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

General damages: principally represent claims for indemnities. These matters include claims relating to accidents in the Company’s electric grid, damages to consumers and vehicle accidents, among others.

Tariff increase - CPFL Paulista and CPFL Piratininga are party to lawsuits for which the possibility of an adverse outcome is probable. These lawsuits were brought by industrial consumers alleging that certain tariff increases during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Economic Plan period”) were illegal.

Energy purchased: as a result of the loss of several consumers, CPFL Paulista and CPFL Piratininga requested from ANEEL a reduction in the capacity demand determined in their initial supply contracts, which was partially granted by ANEEL through Resolution No. 552 of October 21, 2003. The subsidiaries CPFL Paulista and CPFL Piratininga filed a lawsuit since they do not agree with the reduction in volume of energy determined by ANEEL. The amounts relating to this reduction have been deposited in an escrow account.

Due to the dismissal of some of the Writs of Mandamus in 2004 against the subsidiaries, the defendants were authorized to partially recover the escrow deposits, which were written off against the Reserve for Contingencies account, in the amount of R$ 50,115.

FINSOCIAL: refers to a challenge in court against the increase in the rate and payment of FINSOCIAL (tax on revenue) for the period from June 1989 to October 1991. The Company obtained injunctions for the nonpayment of this tax, by making an escrow deposit, which is restated using the Daily Reference Rate (TRD) index.

PIS and COFINS: refers to a challenge in court regarding the inclusion of financial and nonoperating income in the basis of PIS and COFINS (taxes on revenue). The Company obtained an injunction for non-payment of these taxes under the previous legislation. The Company has recorded a provision for the amounts in dispute.

Income tax: In the subsidiary CPFL Piratininga, the recording of R$ 5,556 refers to an injunction obtained involving the tax deductibility of CSLL in the IRPJ calculation. In the subsidiary RGE, the amount of R$ 13,270 basically refers to a request to suspend the decision of the Federal Revenue Service, to allow the deductibility of amounts related with complementary pension benefits of Fundação ELETROCEEE.

Other: refers to other lawsuits and administrative proceedings before various courts arising from the ordinary course of business involving mainly tax matters relating to INSS (Social Security), FGTS (Severance Indemnity Fund), SAT (Labor Accident Insurance) and the Deductibility of Pension Plan Costs.

The Company is also party to lawsuits for which an adverse outcome is classified as possible. In connection with these lawsuits, the Company’s management, based on the advice of external counsel, believes that the Company has a solid defense. However, there is not a consistent trend in decisions issued by Brazilian courts or any decisions from the Brazilian superior courts that would enable the Company to classify losses in respect of the related claims as either probable or remote. Claims relating to possible losses as of December 31, 2004 are as follows: (i) claims relating to several labor issues amounting to approximately R$63,939; (ii) claims relating to civil litigation, principally related to general damages, which amount to approximately R$74,940; and (iii) claims relating to tax litigation, principally related to income tax and revenue tax, amounting to approximately R$149,751.

Management of the Company and its subsidiaries, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

22. OTHER

	2004	2003
Current
Consumers and Concessionaires	39,073	31,277
Low Income Consumer Subsidy (Note 3)	5,175	—
Advances	17,115	15,153
Interest on Compulsory Loan	4,950	3,973
Emergency Capacity Charge — ECE	34,313	33,425
Emergency Energy Purchase Charge — EEE	886	—
Other	14,806	16,128

Total	116,318	99,956

Long Term
Funds for Capital Increase	5,456	6,863
Differential - 2003 Tariff Review (Note 3)	71,113	—
Fund for Reversal	13,987	13,987
Other	1,055	7,110

Total	91,611	27,960

Consumers and Concessionaires: Refer to liabilities related with bills paid twice and/or adjustments to billing to be offset or returned to consumers.

Advances: Refer to advances made by consumers to carry out works and services.

Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

Emergency Capacity Charge and Emergency Energy Purchase Charge: Refer to the charges collected from consumers and passed on to Brazilian Energy Emergency Trading (“CBEE”).

Differential — 2003 Tariff Review: Corresponds to the amount to be financially compensated in the annual tariff adjustment, which will occur in October 2005, related with the difference in revenue between the tariff repositioning of 2003 of 14.68% and 10.51%, for the subsidiary CPFL Piratininga (see Note 3).

23. SHAREHOLDERS’ EQUITY

     The Company only has common shares, without par value, distributed as follows:

	2004		2003
Shareholders	Shares	%	Shares	%
VBC Energia S.A.	170,214,676	37.69	1,827,229,375	44.37
521 Participações S.A.	149,230,369	33.04	1,522,384,377	36.96
Bonaire Participações S.A.	61,503,529	13.62	628,239,133	15.25
BNDES Participações S.A.	23,005,251	5.09	140,845,070	3.42
Other Shareholders	47,636,252	10.55	—	—
Board Members and Statutory Directors	38,692	0.01	22	—

Total	451,628,769	100.00	4,118,697,977	100.00

Capital Reduction and Absorption of Accumulated Deficit

In the General and Extraordinary Shareholders’ Meetings held on April 30, 2004, the shareholders approved a capital reduction in the amount of R$ 1,543,611, by absorbing the balance as of December 31, 2003 of the “Accumulated deficit” account, without altering the number of shares, reducing the balance of the Capital account from R$ 4,940,998 to R$ 3,397,387.

Reverse Stock Split

On August 13, 2004, the Company’s shareholders approved a ten-for-one reverse stock split of the Company’s outstanding common stock. The reverse stock split reduced the Company’s outstanding common stock from 4,118,697,977 to 411,869,796 shares. The Company’s paid-in capital and shareholders’ interest were not affected by the reverse stock split.

Initial Public Offering

On October 4, 2004, the Company completed an national and international Initial Public Offering, involving the sale of 39,579,729 new shares, with no par value, and the secondary sale of 7,915,950 common shares held by the Company’s shareholders at a price of R$ 17.22, for a total of R$ 817,875. Of this total, the amount of R$ 681,563 was recorded as a capital increase by the Company.

The shares offered in Brazil were listed on Bovespa (São Paulo Stock Exchange) and the shares sold in the international market in the form of ADS’s (each ADS corresponds to 3 common shares), were listed on the NYSE (New York Stock Exchange). As a result, the Company is now subject to the requirements of both the CVM and the SEC (Securities and Exchange Commission).

As provided for in the Distribution Agreement (International Purchase Agreement), the Global Coordinator was granted an option to acquire a supplementary stock lot, limited to 15% of the total of shares initially offered in the international offering. On October 28, 2004, Merrill Lynch, Pierce, Fenner & Smith Incorporated exercised the option to acquire 59,748 ADS’s, representing 179,244 common shares. As a result, the Board of Directors, in a meeting held on November 3, 2004, approved the issue of the common shares mentioned under the same conditions and at the same price as the ADS’s initially offered, resulting in an increase in the Company’s capital of R$ 3,086.

Transfer of Stock Ownership between Shareholders

In a Significant Event Notice published on October 21, 2004, the Company and the shareholder VBC Energia S.A.announced the transfer of 8,920,744 common shares issued by the Company, owned by the shareholder VBC Energia S.A., to the shareholder BNDESPAR Participações S.A., representing 1.98% of the Company’s capital.

Interim Dividend

In accordance with article 201 of Law No. 6404/76 and paragraph 1 of article 32 of the Bylaws, the Board of Directors, in a meeting held on July 28, 2004, approved the distribution of net income through June 30, 2004 in the form of an interim dividend in the amount of R$ 124,826, for the shares in existence on that date, with the amount of R$ 30.3071506 being allocated per thousand shares. On September 30 and November 23, 2004, the payments were made in the amounts of R$ 100,000 and R$ 24,826, respectively, to the shareholders.

Allocation of Net Income

The Company’s Bylaws stipulate the payment of a minimum dividend to shareholders calculated at 25% of adjusted net income in accordance with Law No. 6404/76.

Net Income	287,172
Reversal of Deferred Exchange Variation (see Note 2)	(8,253)
Statutory Reserve	(13,946)

Adjusted Net Income	264,973
Interim Dividend	(124,826)
Proposed Dividend	(140,147)

24. OPERATING REVENUES

	No. of Consumers (*) (**) (in thousands)			GWh (*)			R$
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Residential	4,673	4,563	4,422	8,302	8,124	7,779	3,115,002	2,695,986	2,157,674
Industrial	82	81	79	17,897	16,909	15,731	3,182,893	2,771,173	2,254,997
Commercial, services and other	439	430	422	4,936	4,752	4,485	1,589,358	1,344,023	1,090,463
Rural	230	226	229	1,619	1,550	1,466	270,917	226,097	179,328
Public Administration	35	34	34	746	736	639	222,155	185,759	142,650
Public Lighting	2	1	1	1,070	1,048	1,012	207,222	184,611	151,776
Public Services	5	5	5	1,358	1,352	1,297	281,300	240,441	196,297

Billed	5,466	5,340	5,192	35,928	34,471	32,409	8,868,847	7,648,090	6,173,185
Own Consumption	1	1	1	26	27	31	—	—	—
Unbilled (Net)	—	—	—	—	—	—	26,962	35,337	31,988
Emergency Charges -ECE/EAEE (a)	—	—	—	—	—	—	359,902	268,328	141,451
Extraordinary Tariff Adjustment (note 3)	—	—	—	—	—	—	(32,250)	—	210,450
Realization of Extraordinary Tariff Adjustment (note 3)	—	—	—	—	—	—	(241,637)	(216,530)	(234,880)
Free Energy adjustment (note 3)	—	—	—	—	—	—	57,199	(26,248)	13,559
Realization of Free Energy (note 3)	—	—	—	—	—	—	(88,724)	(73,591)	—
Differential - 2003 Tariff Review (note 3)	—	—	—	—	—	—	(81,182)	13,798	—

ELECTRICITY SALES TO FINAL CONSUMERS	5,467	5,341	5,193	35,954	34,498	32,440	8,869,117	7,649,184	6,335,753

Furnas Centrais Elétricas S.A.				3,034	3,026	3,130	253,571	232,507	190,060
Other Concessionaires and Licensees				693	449	648	44,019	24,167	12,919
Current Electric Energy				395	1,201	3,281	12,724	18,573	208,716

ELECTRICITY SALES TO DISTIBUTORS				4,122	4,676	7,059	310,314	275,247	411,695

Revenue due to Network Usage Charge (b)				—	—	—	216,750	36,451	8,153
Low Income Consumer ´s Subsidy (note 3)				—	—	—	46,785	31,872	—
Other Revenues and Income				—	—	—	105,704	88,952	67,699
OTHER OPERATING REVENUES				—	—	—	369,239	157,275	75,852

Total				40,076	39,174	39,499	9,548,670	8,081,706	6,823,300

(*) Unaudited
(**) Represents active customers (customers connected to the distribution network)

(a)	Emergency Charges

•	Emergency Capacity Charge — ECE: Refers to operating, tax and administrative costs incurred by CBEE upon contracting electric energy generation capacity, which will be apportioned to final consumers in proportion to their individual consumption.

•	Emergency Energy Purchase Charge — EAEE: Refers to the tariff charge collected from the consumer, to be passed on to CBEE, in accordance with ANEEL Resolution No. 728/2003.

These amounts are recorded as a deduction from operating revenues in the same period in which they are recorded and, consequently, there is no effect on the Company’s results.

(b)	Revenue due to network usage charges: Refers to the charges made for use of the distribution and transmission network from the consumers connected in our concession area, in compliance with the provisions of Decree No. 4,562, dated December 31, 2002.

25. ELECTRICITY COST

	GWh (*)			R$
	2004	2003	2002	2004	2003	2002
Electricity Purchased for Resale
Itaipu Binacional	10,336	10,575	9,791	947,844	982,589	1,049,134
Furnas Centrais Elétricas S.A.	4,931	7,584	10,166	391,290	527,400	546,460
CESP — Cia. Energética de São Paulo	5,435	7,362	9,860	375,898	502,352	547,395
Cia. de Geração de Energia Elétrica do Tietê	2,092	3,051	3,485	161,615	207,047	217,796
Duke Energy Inter. Geração. Paranapanema S.A.	2,709	3,328	2,689	213,780	234,553	151,343
Tractebel Energia S.A.	6,869	2,922	1,984	555,175	205,511	102,349
EMAE — Empresa Metropolitana de Águas e Energia	366	528	710	26,561	34,330	39,517
Cia. Estadual Energia Elétrica — CEEE	309	463	1,121	18,262	24,317	26,572
AES Uruguaiana Ltda.	773	773	768	85,541	70,657	64,689
Co-generation	1,140	822	403	107,721	80,008	25,885
Petrobrás — Petróleo Brasileiro S.A	2,855	—	—	212,416	—	—
CCEE	260	399	—	3,903	1,278	—
Other	3,320	2,650	634	151,408	80,957	21,451

Subtotal	41,395	40,457	41,611	3,251,414	2,950,999	2,792,591

Deferral related to variations of Parcel A (CVA)				95,406	94,796	(241,742)
Free Energy adjustment (see Note 3)				67,536	(25,620)	6,035
Credit for PIS/COFINS (see Note 2)				(288,604)	—	—

Subtotal				3,125,752	3,020,175	2,556,884

Electricity Network Usage Charges
Basic Network Charges				494,001	421,020	323,808
Charges for Transmission from Itaipu				52,320	44,538	35,794
Connection Charges				80,460	48,575	36,979
System Service Charges — ESS				14,881	36,345	9,568

Subtotal				641,662	550,478	406,149

Deferral related to variations of Parcel A (CVA)				100,815	(104,939)	(92,571)
Credit for PIS/COFINS (see Note 2)				(63,919)	—	—

Subtotal				678,558	445,539	313,578

Total				3,804,310	3,465,714	2,870,462

(*) Unaudited

26. OPERATING EXPENSES

	As of December 31,
	2004	2003	2002
Sales and Marketing
Personnel	30,487	23,304	26,331
Materials	3,801	3,791	1,503
Outside Services	41,033	35,337	31,368
Allowance for Doubtful Accounts	68,717	43,495	60,629
Depreciation and Amortization	4,160	3,565	16,698
Collection Tariffs and Services	39,954	33,086	27,305
Other	7,177	5,830	11,702

Subtotal	195,329	148,408	175,536

General and Administrative Expenses
Personnel	71,200	60,068	59,942
Materials	3,863	8,123	18,222
Outside Services	115,014	108,022	140,198
Leases and Rentals	2,541	5,902	7,766
Depreciation and Amortization	22,006	19,633	33,617
Publicity and Advertising	8,683	6,688	6,588
Legal, Judicial and Indemnities	16,686	40,679	3,111
Administrative Taxes and Changes	7,955	8,629	7,769
PERCEE	9,818	11,114	—
Other	10,467	10,361	4,856

Subtotal	268,233	279,219	282,069

Other Operating Expenses
Inspection Fee	13,000	9,389	7,786
Energy Efficiency Research	14,502	10,725	7,253
Other	92	—	531

Subtotal	27,594	20,114	15,570
Amortization of Goodwill	110,385	531,993	527,783

Total	601,541	979,734	1,000,958

27. FINANCIAL INCOME (EXPENSE)

	As of December 31,
	2004	2003	2002
Financial Income
Income from Temporary Cash Investments	70,006	8,392	69,253
Derivative Contracts	—	—	424,216
Late Payment Charges	79,558	66,301	30,683
Interest on Prepaid Income and Social Contribution Taxes	4,802	28,024	9,538
Monetary Variations	—	124,478	—
Interest — CVA	131,175	141,651	58,673
Interest — Extraordinary Tariff Adjustment	114,030	178,385	149,177
Other	38,647	36,633	34,865

Subtotal	438,218	583,864	776,405

Financial Expense
Debt Charges	(660,836)	(981,329)	(913,800)
Banking Expenses	(95,739)	(79,429)	(63,318)
Monetary Variations	(132,012)	—	(1,069,713)
Derivative contracts	(115,700)	(281,396)	—
Credit for PIS/COFINS	44,426	—	—
Other	(45,858)	(62,793)	(30,221)

Subtotal	(1,005,719)	(1,404,947)	(2,077,052)

Net Financial Expense	(567,501)	(821,083)	(1,300,647)

Monetary variations includes gain or losses relating to inflation adjustments of assets and liabilities as required contractually or legally, or foreign exchange gain or losses relating to assets and liabilities denominated in foreign currency.

28. NONOPERATING INCOME (EXPENSE)

	As of December 31,
	2004	2003	2002
Nonoperating Income
Gain on sale of equity interest in subsidiaries	—	39,537	—
Gain on changes in equity interest in subsidiaries	5,911	—	14,916
Gain on Disposal of Permanent Assets	6,828	13,398	5,876
Materials and supplies overages	689	634	1,428
Other	1,507	374	48

Subtotal	14,935	53,943	22,268

Nonoperating Expenses
Loss on changes in equity interest in subsidiaries	(2,726)	—	—
Loss on Disposal of Permanent Assets	(11,765)	(6,581)	(7,590)
Losses due to Non-Utilization of Studies and Designs	(3,372)	—	—
Materials and supplies shrinkage	(241)	(3,279)	(2,822)
Other	(1,246)	(231)	(1,911)

Subtotal	(19,350)	(10,091)	(12,323)

Total	(4,415)	43,852	9,945

The gains and losses on sale and changes in equity interest in subsidiaries are primarily related to (i) in 2003, CPFL Geração sold 26.00% and 25.01% of the share capital of ENERCAN and BAESA, respectively, for R$131,320 and R$91,638, respectively, resulting in a net gain of R$39,537; and (ii) in 2002 the Company recorded capital gains resulting from the redemption of shares held by the minority shareholders of CPFL Paulista and RGE.

29. PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented a profit sharing program, based on agreed operating and financial targets previously established with the employees. The amount of this profit-sharing for 2004 was R$ 19,019 (R$17,255 in 2003 and R$ 14,416 in 2002).

30. RELATED PARTIES

As of December 31, 2003, amounts due to related parties reflect a balance of R$ 15,805 in current liabilities related to transactions between CPFL Energia and VBC.

Transactions with related parties are summarized below:

	For the Years Ended December 31,
	2004	2003	2002
Fixed Asset Purchases
Construções e Comércio Camargo Corrêa S.A.	286,453	192,700	159,279
Camargo Corrêa Equipamentos e Sistemas S.A.	11,306	74	7,744
Cimento Rio Branco S.A. — Votorantim Cimentos	15,869	5,543	3,732
Siderúrgica Barra Mansa S.A. — Votorantim Metais	—	3,842	470

Operating Revenues
Votorantim Celulose e Papel S.A.	28,177	41,224	34,535
S.A. Industrias Votorantim	24,356	33,522	29,514
Votocel Filmes Flexiveis Ltda.	9,530	9,551	7,573
Cimento Rio Branco S.A. — Votorantim Cimentos	10,074	—	—

Financial Income
Banco Bradesco S.A.	53,692	1,365	21,490
Banco Votorantim S.A.	976	1,177	63,368

Financial Expenses
Banco Votorantim S.A.	12,193	70,752

The balances with related parties are summarized below:

	As of December 31,
	2004	2003
Short-term financial investments
Banco Bradesco S.A.	538,944	13,487
Banco Votorantim S.A.	—	39,954

Accounts receivables
Camargo Corrêa Cimentos S.A.	—	104
Companhia Brasileira de Alumínio	—	62

Prepaid expenses

Votorantim C.T.V.M. Ltda	954	1,464

Suppliers
Construções e Comércio Camargo Corrêa	26,926	5,618
Cimento Rio Branco S.A. — Votorantim Cimentos	211	267
Companhia Brasileira de Alumínio	66	3
Siderúrgica Barra Mansa S.A. — Votorantim Metais	—	159

Advances to suppliers
Camargo Corrêa S.A.	727	444

Loans and financing
Banco Votorantim S.A.	17,438	7,895
Camargo Corrêa Cimentos S.A.	—	1,751
Companhia Brasileira de Alumínio	—	2,913

The above transactions were completed with terms generally similar to those prevailing with unrelated parties.

31. INSURANCE

The Company maintains insurance for losses resulting from fire, lightning, explosions, electrical shorts and outages at our various substations, power plants, buildings and facilities, and for property losses incurred as a result of traffic accidents. In the power plants themselves, the Company insures generators and turbines against fire, lightning, explosions, electrical shorts and outages and equipment malfunctions. The Company does not have insurance coverage for business interruption risk.

The principal insurance polices cover the following:

DESCRIPTION	LINE OF POLICY	2004	2003
Rights and Obligations	Fire	697,942	740,629
	Third-party liability	44,000	40,000

		741,942	780,629

Assets	Automobiles	1,282	562
	Transport	2,000	1,000

		3,282	1,562

Personal	Personal accident	12,406	—

Total		757,630	782,191

32. FINANCIAL INSTRUMENTS

CONSIDERATIONS ON RISKS

The business of the Company and its subsidiaries basically comprises the supply of energy to final consumers, as public service utilities, whose activities and tariffs are regulated by ANEEL. The principal market risk factors that affect business are the following:

Exchange Rate Risk:

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the Company has contracted hedge/swap operations so that their liabilities are indexed to domestic index variations. These transactions are recorded on the accrual basis and in accordance to the conditions of the contracted financial instrument.

•	Floating Rate Notes: The exposure related to the Floating Rate Credit Facility was substantially covered by swap agreements, which enabled CPFL Paulista to exchange the risks associated with the debt (exchange variation + LIBOR + 2.95% per year) for a cost ranging from 93.65% to 94.75% of the CDI (interbank deposit rate). CPFL Paulista has entered into certain swap contracts that have reset clauses requiring settlement when net positions, discounted to present value, exceed a certain percentage established by contract. This procedure may have an impact on CPFL Paulista’s cash flows, by requiring that CPFL Paulista obtain funds to cover its swap positions upon reset.

•	International Finance Corporation (IFC): The loan raised with the IFC was protected through a swap operation, which swapped the original borrowing risk (exchange variation + 5.25% p.a.) for a local cost of 105.3% of the CDI variation.

•	Trade Finance: The exposure related to the Trade Finance was covered by swap agreement, which enables to exchange the risk associated with the debt (exchange + quarterly LIBOR + 4.65% per year) for a local cost of 47% of the CDI.

Purchase of Energy from Itaipu:

CPFL Paulista, CPFL Piratininga and RGE are exposed to exchange variation risk arising from the purchase of electricity from Itaipu, which are denominated in U.S. dollars. However, the CVA mechanism protects these subsidiaries against possible losses as described in Notes 3 and 10.

Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans, financing and debentures. In the case of loans obtained abroad, the Company has contracted derivative instruments to hedge against this risk (see “exchange rate risk” mentioned above). For some loans borrowed in local currency, the Company has as counterparts, regulatory assets restated according to the variation of the Selic rate.

Credit risk

The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the Company in view of the dispersion in the number of customers and the policy of collection and supply cuts to delinquent customers.

Energy Shortages Risk

The energy purchased and distributed by the Company is primarily generated by hydroelectric plants. A long period of rain shortage may reduce the volume of water in reservoirs of power plants resulting in losses due to the increase in costs for purchasing energy or reduction of revenues if a new rationing program became necessary. Given the current level of the reservoirs, the National Electric System Operator (“ONS”) does not expect that a new rationing program will be necessary in 2005.

Risk of Acceleration of Debts

The Company has loans and financing, as well as debentures, that include covenants requiring the Company to comply with certain ratios and conditions. In the event that the Company defaults on these covenants and is unable to obtain the related waivers, the payment of the related debt could be accelerated. As of the date of these financial statements, the Company was in compliance with these covenants.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

The principal financial asset and liability instruments as of December 31, 2004, are described below, together with the criteria for their valuation and recording in the financial statements:

Cash and cash equivalents

Comprise cash, banks, and temporary cash investments. The market value of these assets approximate the amounts reflected in the balance sheet.

Regulatory Assets and Liabilities

Basically composed of the Extraordinary Tariff Recovery, Free Energy, Parcel “A”, Periodic Tariff Review, CVA, compensation for the low income subsidy, PIS/COFINS and PERCEE. These credits and debits are derived from the effects of the 2001 rationing plan, amounts related to the deferral of tariff costs and gains, and changes in tax and regulatory legislation. These amounts are valued according to the criteria defined by ANEEL, with the characteristics described in Notes 3, 6 and 10.

Electricity receivables and payables

Book values approximate fair values for current amounts as a result of their short-term nature. Since the non-current portions are subject to variable interest rates, the book values also approximate fair values.

Loans and financing

Recorded in compliance with the criteria contractually established, with the characteristics defined in Note 17. As described above, on December 31, 2004, the subsidiaries maintained financial swap instruments for their foreign currency denominated loans and international interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and international interest rate fluctuations, and are not used for speculative purposes.

Debentures

The debentures issued by the subsidiaries are traded on the market and are recorded according to the criteria stipulated at the time of issue, according to the characteristics defined in Note 18.

Investments in subsidiaries

The Company has investments recorded according to the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading value of these shares is not representative of the market value of the respective companies given the small volume of transactions in this stock on the market.

The estimated market value of the Company’s financial instruments was prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the fiscal year and comparisons with average market parameters. In the case of operations with no similar transactions in the market, principally related with the energy rationing program, regulatory aspects and credits receivable from CESP, the Company assumed that the fair value corresponds to the book value.

Following are the book and fair values of the Company’s financial instruments as of December 31, 2004 and 2003.

	2004		2003
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	3,048,662	2,888,108	3,006,808	2,936,966
Debentures	1,996,697	2,005,942	2,532,563	2,463,776
Derivatives	87,752	75,072	31,046	30,310

Total	5,133,111	4,969,122	5,570,417	5,431,052

DERIVATIVE CONTRACTS

Derivative contracts outstanding at December 31, 2004 and 2003 are summarized as follows:

				Aggregate		Accounting
			Number of	notional		balance (asset)
Type	Date of contracts	Expiration dates	contracts	amount		liability
At December 31, 2004

	January 2002 to	From January, 2005
Swaps	December 2004	to September, 2007	66	777,714	(i)	87,752

At December 31, 2003

	June 2001 to	From February, 2004
Swaps	October 2003	to March, 2007	73	1,065,687	(i)	31,046

(i)	The aggregate notional amounts include interest rate swap contracts relating to the Company’s floating rate credit facility that swap the interest rate from six-month LIBOR to a fixed interest rate. The Company has also entered into cross currency swap contracts to convert the floating rate credit facility adjusted by the above swap contracts to Brazilian reais that are adjusted by a percentage of CDI (see exchange rate risk).

33.	SIGNIFICANT EVENTS (Unaudited)

a)	Contract for Participating in the Novo Mercado

The Novo Mercado is a segment of São Paulo Stock Exchange (BOVESPA) listing for trading shares issued by companies that undertake, voluntarily, to adopt “good corporate governance practices” and additional “disclosure” in relation to what is required by the legislation. On August 25, 2004, the Company signed the “Participation Contract in the Novo Mercado” with BOVESPA.

The Company’s entry to the Novo Mercado means adhesion to a set of corporate rules. These rules, consolidated in the Listing Regulations, increase the rights of shareholders, improve the quality of the information normally provided by companies and, by determining the resolution of conflicts by means of an Arbitration Tribunal, offer investors the security of a more agile and specialized alternative.

b)	Regulation under the New Industry Model Law for the Electric Energy Sector

Sale of Electric Energy and Granting of Concessions

On July 30, 2004, the Federal Government enacted Decree No. 5,163, which (i) regulates the trading of electric energy within the Regulated and Free Markets, and (ii) regulates the process of granting concessions and licenses to generate electric energy. The decree principally addresses the following:

•	general rules for trading electric energy;

•	trading electric energy within the Regulated Market (including the rules on information and declarations of the need for electric energy, auctions for the purchase of electric energy, electric energy purchase and sale agreements and pass through of costs to final consumers);

•	trading of electric energy within the Free Market;

•	accounting for and settling differences in the short-term market; and

•	granting of concessions.

Energy Industry Monitoring Committee (CMSE)

On August 9, 2004, the Federal Government enacted Decree No. 5175, which created the Energy Industry Monitoring Committee (CMSE), which will be directed and coordinated by the Ministry of Mines and Energy (MME) and composed of representatives of ANEEL, the National Oil Agency, the CCEE, EPE and ONS. The principal duties of the CMSE will be (i) to monitor the activities of the energy sector, (ii) evaluate the conditions of supply and serving the electric energy market, and (iii) preparing proposals for preventive or remedial actions to maintain or restore security of the electric energy supply and service, submitting them to the CNPE.

Chamber for Trading of Eletric Energy (CCEE)

Through Decree No. 5177, dated August 12, 2004, the creation of the CCEE was authorized, replacing the MAE (Wholesale Energy Market).

According to the decree, the CCEE was constituted in the form of a private corporate entity regulated and inspected by ANEEL.

The purpose of the CCEE is to make possible the sale of electric energy in the National Interconnected System, organizing, when delegated by ANEEL, auctions of electric energy. The CCEE is responsible for (i) registering all Energy Sale Agreements within the Regulated Market (CCEAR) and the agreements resulting from the auctions, together with the amounts of power and energy of the contracts signed within the Free Market (ACL), and (ii) for the accounting and settlement of the amounts of electric energy sold in the short-term market, among other duties.

The CCEE is composed of the concessionaires, companies licensed and authorized to provide electric energy services, and free consumers, and its Board of Directors will be composed of five members, four appointed by the aforementioned agents and one by the MME, who will be the chairman.

Energy Research Company (EPE)

On August 16, 2004, through Decree No. 5184, the Federal Government created the Energy Research Company (EPE) and approved its bylaws. The EPE is a federal government company responsible for conducting studies and research to assist in the planning of the energy sector, including the electric energy, oil and natural gas, petroleum product and coal industries, renewable energy sources and the area of energy efficiency. The studies and research performed by the EPE will assist in formulating, planning and implementing actions by the MME within the sphere of the national energy policy.

Incentive Program for Alternatives to Electric Energy (PROINFA)

Decree No. 5025, dated March 30, 2004, regulates the Incentive Program for Alternative Electric Energy Sources (PROINFA), stage one, created by Law No. 10,438, dated April 26, 2002, with the objective of increasing the share of electric energy produced by projects of Autonomous Independent Producers, designed based on wind sources, small hydropower plants and biomass in the National Interconnected System, and establishes as a responsibility of the ANEEL the regulation of the procedures to apportion the energy and the costs related with the Program.

As a function of the 1st Auction of Generation Energy within the Regulated Market, ANEEL, through Regulatory Resolution No. 111, dated November 16, 2004, established the provisional annual energy quotas related with the PROINFRA for the distributors that operate in the National Interconnected System (SIN), for the period from 2006 onwards.

Through Regulatory Resolution No. 127, dated December 6, 2004, ANEEL established the procedures for apportioning the cost of PROINFA, together with a definition of electric energy quotas.

Based on the recent enactment of rules and respective amendments and their scope and complexity, in addition to the need for complementary regulations to be regulated by ANEEL, the Company is evaluating the impacts of any regulations on the operations of its subsidiaries.

c)	ANEEL Resolution No. 166, dated July 13, 2004 – RGE

ANEEL determined, through Approving Resolution No. 166, dated July 13, 2004, as part of the process of approving the merger of DOC 3 Participações S.A. by Rio Grande Energia S.A., the following principal obligations, decided in the Extraordinary Shareholders’ Meeting held October 4, 2004, when the Bylaws of the subsidiary RGE were modified:

•	addendum to Concession Contract No. 13/97 to include the requirements of the above-mentioned Approving Resolution, defining the penalties applicable in the case of non-compliance as a percentage of up to 2.0% (two percent) of the Company’s billings. The First Addendum to the Concession Contract was signed on November 22, 2004;

•	change of the amortization curve of the balance of the goodwill approved in the Extraordinary Shareholders’ Meeting held on June 28, 2004 to the constant amortization curve given in Appendix 1 of Resolution No. 166 ;

•	modification of the characteristics of the preferred shares issued by the Company, replacing the statutory provision for redemption and payment of fixed cumulative dividends, for the receipt of dividends 10.0% (ten percent) greater than the dividend allocated to common shares, linked to the existence of a profit, to be distributed under the terms of the legislation in effect, and priority in the reimbursement of capital in the case of liquidation;

•	capitalization of the balance of fixed dividends declared but not paid, net of the “positive financial flow balance”;

•	the shareholders assumed the commitment of maintaining the counter-guarantees mentioned in item IV, article 1 of the Resolution, whether directly or indirectly, until full settlement of the operation with BankBoston, in proportion to the respective shareholdings in the capital of RGE. To comply with this item, the controlling shareholders of RGE, CPFL Energia S.A. (as parent company of CPFL Paulista) and Ipê Energia Ltda, signed, on October 6, 2004, the Counter-Guarantee Provision Agreement, becoming the final guarantors of all liabilities with respect to the operation vis-à-vis BankBoston. The guarantee was proportional to the controlling shareholders’ interests in RGE;

•	in addition, the National Electric Energy Agency (ANEEL) determined, through this Resolution, preparation of the cash flow of this merger, until full amortization of the debt with BankBoston, to guarantee the neutrality of the effects of the merger, observing the following procedures:

(i)	compute as “incomings” the beneficial effects of income and social contribution taxes (IRPJ and CSLL), resulting from amortization of the goodwill and interest on the debt originating from the merger, together with the profit that was not distributed to the controlling shareholders, in the form of interest on equity or dividends;

(ii)	compute as “outgoings” the disbursements for amortizing the principal and interest on the debt assumed as result of the merger, together with the fixed dividends, the redemption of preferred shares and the increase in the capital of Sul Geradora Participações S.A.;

(iii)	remunerate the balances of the “incomings” and “outgoings” based on the rate stipulated for restating the merged debt.

If a negative financial flow is returned, the Company’s controlling shareholders must contribute funds to an equivalent amount within a period of 60 days from the date of the General Shareholders’ Meeting, maintaining the same holdings of minority shareholders. The controlling shareholders may retain the dividends to which they are entitled for the purpose of making the contribution to negative cash flow. If a positive cash flow balance is returned, it will be used for possible offset in subsequent periods. The negative accumulated cash flow balance, proportionally to the Company’s interest, as of December 31, 2004 is R$25,625.

ANEEL Resolution No. 166 also determines elimination of the RGE interest in the capital of Sul Geradora Participações by September 16, 2005, within the deadline stated in article 20 of Law No. 10,848, dated March 15, 2004, under conditions to be submitted for prior approval of ANEEL, in such a way that no liability or obligation related with said wholly-owned subsidiary remains in the concessionaire.

The CVM, through Official Letter CVM/SEP/GEA-1 No. 197, dated May 24, 2004, sent to ANEEL, express agreement with the terms presented at the time in the form of a draft of said resolution from ANEEL, published under No. 116 on July 13, 2004.

d)	Corporate reorganization

The New Industry Model Law restricts regulated companies from holding equity interests in other companies. In order to be in full compliance Brazilian law requires that a corporate reorganization be implemented in our distribution subsidiary CPFL Paulista by September 16, 2005 (unless ANEEL grants an additional 18-month term to conclude such reorganization). The Company is analyzing the matter and has already required an extension with the regulated authorities in order to complete the reorganization.

e)	Energy Purchase and Sale Auction

The Energy Trading Chamber (CEEE), via ANEEL, held the first and second electric energy auction on December 7, 2004, and on April 2, 2005, respectively, as determined by Decree No. 5,163, dated July 30, 2004, and Regulatory Resolution No. 110, dated November 3, 2004, by ANEEL, for the concessionaires, companies licensed and authorized to provide electric energy distribution services in the National Integrated System, to guarantee that the entire market is served.

The Company’s subsidiaries, as concessionaires of the public electric energy distribution service, took part in the auction as energy purchasers and acquired energy through contracts with a supply period of 8 years beginning in 2005, 2006, 2007 and 2008. The following table shows the amount of energy and average purchase price for each subsidiary:

	Amount purchased at	Average price
	auction (average MW)	(R$/MWh)
CPFL Paulista
Supply of energy from 2005 up to 2012	112.761	57.51
Supply of energy from 2006 up to 2013	183.461	67.33
Supply of energy from 2007 up to 2014	21.985	75.46
Supply of energy from 2008 up to 2015	121.904	83.13

CPFL Piratininga
Supply of energy from 2005 up to 2012	59.348	57.51
Supply of energy from 2006 up to 2013	57.790	67.33
Supply of energy from 2008 up to 2015	37.248	83.13

The subsidiary RGE did not participate in the energy purchase auctions.

The energy suppliers at the auction were: CEEE, CEMIG, CESP, CHESF, COPEL GERAÇÃO, DUKE, ELETRONORTE, EMAE, ESCELSA, FURNAS, LIGHT and TRACTEBEL.

34.	SUBSEQUENT EVENTS – (UNAUDITED)

a)	Loans, Financing and Debentures

In 2005, the Company’s subsidiaries have entered into loan agreements principally to finance the generation projects that are under construction and to invest in the expansion and modernization of the electric grid. These agreements are as follows:

BNDES – FINEM loan – By means of the Board Meetings of CPFL Paulista and CPFL Piratininga, both held on February 2, 2005, lines of credit for financing were approved from the BNDES by onlending of the amounts of R$ 240,856 and R$ 89,382, respectively, of which R$ 89,022 and R$ 33,568 have already been drawn. These amounts correspond to a significant portion of the investments in the expansion and modernization program of the Electrical System (FINEM), for the period from 2004 to 2006.

BNDES – BAESA – In February 2005, BAESA secured an additional finance under its existing facility with BNDES, for the construction of the Barra Grande Hydroelectric Power Plant. This loan corresponds to an additional finance in the total amount of R$ 300,000, and bears interest based on the TJLP plus a spread of 4.125% per annum. It is secured by a bank guarantee and from the total amount, BAESA has already received the first disbursement on February 25, 2005 for R$ 117,532.

IDB Loan – On January 24, 2005, ENERCAN signed a loan agreement in the amount of US$ 75 million with the IDB (Inter-American Development Bank), to finance the Campos Novos Hydropower Plant Project. The first set of funds occurred in April 2005 in the amount of R$ 127,830 (US$ 50 million). In addition to the exchange variation of the Brazilian real against the US dollar, the operation bears interest equivalent to the following: (i) the variation in LIBOR plus 3.5% p.a. (ii) commitment fee of 0.25% per annum on any amount not disbursed, and (iii) flat fee of US$ 750 thousands to be deducted from the first release. The repayment terms comprise 49 quarterly installments with a grace period of 27 months. CPFL Energia and CPFL Geração guaranteed 57.27% of the total debt, which percentage is higher than the indirect interest percentage (48.72%) in ENERCAN.

In addition, the agreement contains debt covenants, which also include maintaining certain economic and financial ratios. ENERCAN management will maintain the lender regularly informed about the result of calculating these ratios.

Issue of Debentures – RGE – In an Extraordinary Shareholders’ Meeting held on April 13, 2005, the shareholders of RGE, a jointly controlled subsidiary, resolved, by unanimous decision and without any restrictions, to issue two series of regular, unsecured, nonconvertible debentures, for public subscription. The first series comprised of 2,620 debentures totaling R$ 26,200 is indexed to the IGP-M and bears interest at a rate of 9.6%, with interest payable annually and maturing in April 2011. The second series comprised of 20,380 debentures totaling R$ 203,800 bears interest at a rate equivalent to 106% of the CDI, with interest payable semiannually beginning in October 2005 and maturing in April 2009.

b)	Periodic Tariff Review and Annual Tariff Adjustment:

CPFL Paulista

Periodic Tariff Review of 2003

By means of Approving Resolution No. 75, dated April 6, 2005, ANEEL approved the final result of the first periodic tariff of the subsidiary CPFL Paulista for April 2003, which realigned the electric energy supply tariffs by 20.29%. In addition, it established the Xe factor (which reflects productivity gains) at 1.1352%, to be applied as a reduction factor to the “Portion B” controllable costs, for the subsequent annual tariff adjustments until the next periodic review in April 2008.

With the validation of the regulatory remuneration basis (BBR) and the reintegration quota under the terms of Resolution No. 493, dated September 3, 2003, the subsidiary CPFL Paulista recognized a liability against a reduction in revenue, in the amount of R$ 48,888, which will be offset beginning April 8, 2005, in the annual tariff adjustment approved by ANEEL.

In addition, the subsidiary CPFL Paulista recognized an asset in the amount of R$ 22,398, recorded under noncurrent, against an increase in revenue, due to the difference found in the officially approved rate established by ANEEL and the rate that the Company believes it is right. The nature of this difference is related to the review of the regulatory depreciation rate of 4.64% per annum, used by ANEEL to calculate the integration quota and the percentage of 4.85% per annum, calculated by the subsidiary CPFL Paulista, based on information provided to the granting authority.

CPFL Paulista substantiated the regulatory depreciation rate of 4.85% per annum, and began immediate discussions with ANEEL to clarify the issue. Due to the nature and clarity with which the data to be used by ANEEL in the review of this percentage can be substantiated, the subsidiary’s management considers that it will be successful in these discussions.

Bearing in mind that this situation will require additional discussions with the Regulatory Agency, the subsidiary CPFL Paulista considers that the tariff review of April 2003 will continue to have a provisional nature with respect to the depreciation percentage.

Tariff adjustment of 2005

ANEEL, through Approving Resolution 81, dated April 6, 2005, established the annual tariff adjustment, on a definitive basis, increasing the electric energy tariffs by an average percentage of 17.74%, composed as follows: (i) 10.58% due to the annual tariff adjustment; (ii) 7.16% due to the tariff components over and above the annual adjustment, especially the CVA, for the current year, and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance No. 116.

Also, due to the basis stated in the approval of the Resolution, the subsidiary recognized under current assets the amount of R$ 16,875, referring to reimbursement of the following costs: (i) Appraisal Report for assets in the amount of R$ 1,350, (ii) PIS and COFINS levied on the financial effects that are not contemplated in the April 2004 adjustment, basically on amortization of the CVA billed in 2004, in the amount of R$ 13,002, and (iii) the discounts applied to the Distribution System Usage Tariff (TUSD), billed in 2004 in the amount of R$ 2,523.

The amount of reimbursement of the PIS and COFINS mentioned in item (ii) above is provisional, since the PIS/COFINS issue is expected to be the subject of definitive regulation, after a public hearing held by ANEEL for this purpose. Any differences should be offset in the future.

RGE

Tariff adjustment of 2005

ANEEL, through Approving Resolution 92, dated April 18, 2005, established the annual tariff adjustment of RGE on a definitive basis, increasing the electric energy tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the annual tariff adjustment; (ii) 7.35% due to the tariff components that are not contemplated in the annual adjustment, especially the CVA, for the current year, and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance No. 116.

c)	Subscription bonuses – IFC

On April 27, 2005, the IFC (International Finance Corporation) announced its intent to exercise its rights derived from the Subscription Bonuses issued by the Company in favor of the IFC on December 5, 2003. According to the notification of exercise, the IFC subscribed 1,440,409 common shares, at the price of R$ 17.57 per share, resulting in a capital increase of R$ 25,308 to be completed within a 10-day period from the date of receipt of notification of the exercise.

The IFC will subscribe these shares by converting part of the loan of US$ 40 million made to the Company, under the terms of the Investment Agreement signed on June 25, 2003. The IFC also informed its intention to exercise the remaining amount of the Subscription Bonuses, also by means of conversion of the loan, within the next 12 months.

d)	Emergency Capacity Charge

Beginning April 20, 2005 there was an 11% reduction in the amount of the Emergency Capacity Charge (ECE) charged on electricity bills. As approved by ANEEL through Approving Resolution No. 108, dated April 18, 2005, said charge will be reduced from R$ 0.0067 per kilowatt-hour (kWh) to R$ 0.0060/kWh.

The emergency capacity charge was created by Law No. 10,438/02 for the purpose of avoiding risks of energy shortages. Its collection is used to cover the risks of contracting the emergency thermopower plants installed in the country, available to generate energy in the case of need. All residential consumers classified as low income are exempt from paying this charge.

e)	Exchange of shares with the minority shareholders of CPFL Geração

In a significant event notice published on May 19, 2005, the Company announced its intention to complete a corporate reorganization to exchange newly issued shares of the Company for the shares held by the minority shareholders in CPFL Geração.

The ratio to be used for the exchange of these shares was determined by valuations issued by Banco Pactual S.A. (market price and economic value). The exchange ratio was determined to be 1,622 common or preferred shares of CPFL Geração for each share to be issued by CPFL Energia.

Considering that the capital of CPFL Energia is composed exclusively of common, book-entry shares, without par value, due to this reorganization, the minority shareholders of CPFL Geração will receive only common shares issued by CPFL Energia.

This operation depends on analysis and approval by the corresponding administration bodies and shareholders’ meeting of each of the companies involved, for which the request was filed on June 20, 2005.

35.	COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects in thousands of reais are as follows:

					2010 and
	Duration	2005	2006-2007	2008-2009	Thereafter	Total
Energy purchase contracts (a)	2 to 23 years	3,300,398	6,571,422	5,609,248	23,135,471	38,616,539
Power plant construction projects (b)	2 to 32 years	276,845	231,460	32,949	549,956	1,091,210

(a)	The amounts presented for energy purchase contracts represent the total volume contracted at the year-end contract price. These amounts include take-or-pay contracts with Itaipu amounting to R$ 19,601,714. The term of the contracts range from 2 to 23 years.

(b)	Power plant construction projects include commitments made by the Company to fund its proportional share of the construction, acquisition of the concession, and purchase of bank guarantees relating to the jointly-controlled development companies described in Note 1.

36.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income (loss) and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

I — Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	Year Ended December 31,
	2004	2003	2002
Net income (loss) under Brazilian Accounting Principles	287,172	(281,922)	(749,064)
Capitalization of interest costs:
Interest capitalized under U.S. GAAP	8,617	8,430	11,575
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	4,191	4,007	3,032
Depreciation of capitalized interest under U.S. GAAP	(8,844)	(5,333)	(5,117)
Effect of disposals on capitalized interest	(153)	256	13
Capitalization of administrative costs:
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	1,625	1,082	1,165
Effect of disposals on capitalized administrative costs	25	226	(277)
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(1,798)	(1,561)	(1,548)
Effect of disposals on monetary restatement	(15)	(103)	(63)
Special obligations:
Effect of depreciation under U.S. GAAP	6,193	4,212	3,686
Accounting for the effects of regulation:
Recognition of electricity sales to final consumers (RTE) that were previously recorded under Brazilian Accounting Principles, net of tax on revenues	132,371	146,358	14,296
Reversal of interest on RTE recorded under Brazilian Accounting Principles that exceeds 24 months	(24,759)	(61,198)	(70,510)
Recognition of interest on RTE that was previously recorded under Brazilian Accounting Principles	55,404	29,328	—
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(23,307)	(18,561)	(18,506)
Effect of disposals of property, plant and equipment	(2,969)	(6,287)	1,931
Reversal of goodwill amortization under Brazilian Accounting Principles	99,730	453,706	453,044
Amortization of intangible concession assets under U.S. GAAP	(163,217)	(163,217)	(163,217)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	24,557	—	—
Accounting for the Serra da Mesa lease:
Reversal of revenues recorded under Brazilian Accounting Principles	(253,571)	(232,507)	(190,061)
Recognition of income on the investment in direct financing lease under U.S. GAAP	213,311	193,864	147,144
Reversal of depreciation recorded under Brazilian Accounting Principles	20,897	20,247	22,588
Pension and other benefits:
Difference in actuarial liability	(4,814)	(35,960)	106,729
Reversal of extraordinary item recorded under Brazilian Accounting Principles	50,992	50,992	50,992
Derivatives:
Adjustment to record derivative contracts at fair value — financial income (expense)	16,967	167,054	(173,829)
Amortization of loan guarantees granted to CERAN – FIN 45	(1,718)	—	—
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	10,756	110,941	5,945
Share issuance costs	40,648	—	—
Deferred costs:
Operating expenses – amortization (reversal) of preoperating expenses capitalized under Brazilian Accounting Principles, net	1,894	(9,734)	(12,634)
Other:
Operating expenses – other	6	562	247
Deferred income and social contribution taxes effect on the above adjustments – Classified as noncurrent	(73,902)	(126,965)	(27,116)
Effect of above adjustments on minority interest	(9,039)	(27,255)	(6,889)

Net income (loss) under U.S. GAAP	388,634	202,046	(615,060)
Other comprehensive income (loss) – minimum pension liability, net of tax effects	177,939	(199,655)	53,148

	Year Ended December 31,
	2004	2003	2002
Comprehensive income (loss) under U.S. GAAP	566,573	2,391	(561,912)

Earnings (loss) per share:
Weighted average number of common shares outstanding — basic	421,440,789	353,454,466	338,852,775

Basic earnings per share	0.922	0.572	(1.815)

Weighted average number of common shares outstanding — diluted	423,066,072	353,454,466	338,852,775

Diluted earnings per share	0.909	0.572	(1.815)

	2004	2003
Shareholders’ equity under Brazilian Accounting Principles	4,095,982	3,389,134
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(43,088)	(43,562)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	22,056	18,812
Capitalization of interest under U.S. GAAP	127,729	118,905
Accumulated depreciation	(35,547)	(26,816)
Administrative costs capitalized under Brazilian Accounting Principles
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(20,731)	(21,205)
Reversal of accumulated depreciation	7,490	6,314
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	29,266	28,942
Accumulated depreciation	(16,548)	(14,411)
Capitalized deferred costs:
Reversal of deferred costs recorded under Brazilian Accounting Principles	(11,321)	(11,357)
Reversal of accumulated depreciation	9,922	9,480
Accounting for the effects of regulation:
Reversal of accounts receivable for RTE recorded under Brazilian Accounting Principles, net of tax on sales	(143,214)	(306,230)
Special obligations:
Accumulated depreciation	23,488	17,295
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	712,660	710,161
Accumulated depreciation	(172,161)	(143,386)
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,381,821)	(4,537,047)
Reversal of accumulated amortization	364,443	1,639,454
Recognition of concession intangible under U.S. GAAP	4,648,742	4,648,742
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(947,234)	(765,401)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(731,473)	—
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	24,557	—
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	645,617	685,877
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(938,531)	(936,732)
Reversal of accumulated depreciation	149,996	127,300
Pension and other benefits:
Difference in actuarial liability	(244,413)	(574,531)
Derivatives:
Adjustment to record derivative contracts at fair value	9,769	(7,198)
Accumulated amortization of loan guarantees granted to CERAN	(1,718)	—
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated proportionally	(147,142)	(157,898)
Deferred costs:
Permanent assets — reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(33,110)	(34,312)
Permanent assets — reversal of amortization of preoperating expenses capitalized under Brazilian Accounting Principles	1,453	761
Reversal of proposed dividends	140,147	—
Other:	(676)	(717)
Deferred income and social contribution taxes effect on the above adjustments:

Deferred taxes noncurrent	(240,319)	(69,877)

Effect of the above adjustments on minority interest	(115,679)	(47,654)

Shareholders’ equity under U.S. GAAP	5,277,268	4,191,520

II – Statement of changes in stockholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,
	2004	2003	2002
Shareholders’ equity under U.S. GAAP — beginning balance	4,191,520	2,639,129	3,182,856
Net income for the year	388,634	202,046	(615,060)
Capital increase	644,001	1,550,000	18,160
Dividends	(124,826)	—
Other comprehensive income (loss) – minimum pension liability, net of income tax of R$96,540 (2003 – R$ 108,325 and 2002 R$ - 28,839) and minority interest of R$ 9,461 (2003 – (R$10,623) and 2002 – R$2,832)	177,939	(199,655)	53,173

Shareholders’ equity under U.S. GAAP — ending balance	5,277,268	4,191,520	2,639,129

Accumulated other comprehensive income, net of tax benefit of R$46,747 (2003 – R$143,287 and 2002 – R$34,962) and minority interest of R$4,593 (2003 – R$14,055 and 2002 – R$3,432)	(86,151)	(264,090)	(64,435)

III – Description of GAAP differences

Following is a summary of the significant differences between Brazilian Accounting Principles and U.S. GAAP:

a)	Capitalization of Interest Costs

Under Brazilian Accounting Principles, the Company capitalizes both interest costs of borrowed funds and has capitalized through December 31, 2001 imputed interest on shareholders’ funds applied to construction in progress. Under U.S. GAAP, in accordance with SFAS No. 34, Capitalization of Interest Costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. Interest on shareholders’ funds are not capitalized. Under U.S. GAAP, the amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

b)	Capitalization of Administrative Costs

Under Brazilian Accounting Principles, through March 31, 2002, the Company capitalized indirect administrative costs related to construction in progress, which have been allocated monthly to construction in progress, limited to 10% of direct expenses for personnel, and outside services attributable to construction in progress. This practice is not accepted under U.S. GAAP and consequently, the effects have been reversed in the U.S. GAAP reconciliation.

c)	Monetary restatement of 1996 and 1997

As mentioned in Note 2, under Brazilian Accounting Principles, the Company was required to discontinue accounting for the effects of inflation in Brazil as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997, and consequently, the Company continued to record the effects of inflation using the Market General Price Index (IGP-M) up to 1997.

The U.S. GAAP income adjustment represents the amortization of the restatements of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

d)	Special Obligations

Under Brazilian Accounting Principles, the Company presents special obligations, representing consumers’ contributions to the cost of expanding power electric supply systems, as a reduction to property, plant and equipment. These obligations are not subject to amortization over the applicable useful lives of the underlying assets.

Under U.S. GAAP, contributions received from customers are considered reimbursement of construction costs and are credited against the cost of the related fixed assets. For U.S. GAAP reconciliation purposes, the depreciation is adjusted for the effects of the amortization of special obligations using the same depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such consumers’ contributions.

e)	Accounting for the Effects of Regulation

Under U.S. GAAP, as a result of various actions taken by the Federal Government and ANEEL in 2001, the Company is subject to the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”. This is because the rate-setting structure in Brazil is currently designed to provide for recovery of the Company’s allowable costs, including those incurred as a result of Federal Government-mandated power rationing measures imposed in 2001. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.

The agreement also comprised the Parcel A costs which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are defined by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL has granted rate increases to recover a parcel A of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had delayed approval of some Parcel A rate increases. The agreement provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred prior to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001.

As described in Note 3, during 2001, the electricity markets in significant parcels of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an agreement with the Federal Government that provided resolution to the principal rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect during a period set by ANEEL and considered sufficient by the Company to allow recovery of lost revenues, which the Company estimates will take approximately 3 years. Under Brazilian Accounting Principles, the Company recorded the entire amount to be recognized in accordance with this agreement. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, the Company records only the amount expected to be recovered over the next 24 months. The U.S.GAAP adjustment represents the reversal of the differences between the amounts recorded under Brazilian Accounting Principles and U.S. GAAP. This is the only difference in the accounting for the effects of regulation and all regulatory assets and liabilities are classified in the same manner under Brazilian Accounting Principles and U.S. GAAP.

Following is a summary of regulatory assets and liabilities under U.S.GAAP, excluding RGE, which is accounted for under equity method under U.S. GAAP (see item t) below):

	As of December 31,
	Current		Noncurrent
	2004	2003	2004	2003
Accounts receivable
RTE – extraordinary tariff adjustment	226,835	223,338	215,063	232,383
Differential — 2003 tariff review	2,360	13,798	—	—
Free Energy	99,789	76,962	186,975	180,321
Deferred cost variations
Parcel “A”	—	—	408,757	351,219
CVA and Interministerial Ordinance 116	395,348	43,005	151,432	508,964
Interministerial Ordinance 361	23,184	—	—	—
Prepaid Expenses
PIS and COFINS — alteration in legislation	—	—	30,089	—
Others assets
PERCEE- rationing program implementation cost	3,627	11,849	—	—
Low income consumers’ Subsidy — losses	41,697	—	—	—
Suppliers
Free energy	(91,838)	(82,779)	(229,874)	(187,809)
Deferred gain variations
Parcel “A”	—	—	(9,004)	(7,737)
CVA and Interministerial Ordinance 116	(126,161)	(346)	(33,523)	(167,272)
Interministerial Ordinance 361	(14,291)	—	—	—
Other liabilities
Differential — 2003 tariff review	—	—	(71,113)	—
Low income consumers’ Subsidy — gains	(5,175)	—	—	—

Total	555,375	285,827	648,802	910,069

f)	Comprehensive income

The Brazilian GAAP does not encompass the concept of Comprehensive income. Under U.S. GAAP, SFAS 130, “Reporting comprehensive income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the additional minimum liability of the pension plan and the related deferred tax and minority interest effects that were recorded as adjustments directly to shareholders’ equity and have been considered as other comprehensive income.

g)	Business Combinations and Goodwill

Under Brazilian Accounting Principles, the difference between the purchases price of the majority of the shares of another company and the book value is recorded as goodwill. If supported by projections of future profitability, the goodwill can be amortized on a straight-line basis up to a ten-year period. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess is amortized over the remaining useful lives of the related assets. Companies also have the option of amortizing the goodwill over the remaining term of the related concession. If the goodwill does not fall into one of the above categories, it is written off. The acquirer is permitted to defer amortization of goodwill for several months until the acquired company become operational.

Under U.S. GAAP, pursuant to SFAS 141, “Business Combinations,” are accounted for by the purchase method utilizing fair values. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The Company has not recorded any goodwill under U.S. GAAP.

As described in Notes 11 and 13, in 2004, under Brazilian Accounting Principles, the Company reclassified part of the goodwill arising from acquisitions of CPFL Paulista and CPFL Piratininga, corresponding to its tax benefit, to a Deferred Tax account. Consequently, the U.S. GAAP adjustments represent the reversal of the goodwill and related amortization and the reversal of the deferred tax credit recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) — addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of SFAS No. 142 on January 1, 2002 had no effect on the Company’s financial statements.

h)	Impairment of Long-lived Assets

Under Brazilian Accounting Principles, the carrying value of fixed assets are written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of,” addresses accounting for the impairment of long-lived assets. Under SFAS 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment has been recorded under U.S. GAAP for all periods presented.

i)	Accounting for the Serra da Mesa Lease

As described in Note 14, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its portion of the energy generated by the plant to Furnas for a fixed initial price, adjusted yearly by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease. Under U.S. GAAP, using the criteria set forth in SFAS No. 13, “Accounting for Leases,” the lease is classified as a direct-financing lease.

Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. The assets relating to this lease are presented separately in Note 14.

Following are the components of the net investment in this lease:

	Year ended December 31,
	2004	2003
Net investment in direct financing lease – current	41,089	63,138
Net investment in direct financing lease – non-current	604,528	622,737

Total net investment in direct financing lease	645,617	685,875

Minimum lease payments receivable (*)	5,551,778	5,338,601
Less: Unearned income	(4,906,161)	(4,652,726)

Total net investment in direct financing lease	645,617	685,875

(*)	At December 31, 2004, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 254,400 in 2005, R$ 254,400 in 2006, R$ 254,400 in 2007, R$ 255,098 in 2008 and R$ 254,400 in 2009.

j)	Pension and Other Benefits

As discussed in Note 19, under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista and CPFL Geração, which had previously signed debt confession contracts with Fundação CESP for the financing of the pension plans deficits, which were provided for in their respective financial statements. With the enactment of CVM Resolution No. 371 of December 13, 2000, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. As allowed by CVM Resolution No. 371/2000, the Company elected to record the portion of actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method, over five years, commencing January 2002 (Note 2). The portion already accrued by CPFL Paulista and CPFL Geração was offset against such net obligation.

Under U.S. GAAP, SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” require recognition of costs on a more comprehensive accrual basis. In addition, U.S. GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets. Such assets must be stated at fair value, as adjusted for certain reconciling items. The disclosures required by SFAS No. 132 (Revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106” are presented in Note IV a) below.

k)	Derivatives

As discussed in Note 32, in order to minimize its financing costs and to manage interest rate exposure, the Company enters into cross currency swap agreements to effectively convert a portion of its U.S. dollar denominated variable-rate debt to Brazilian reais accruing interest at the CDI rate (Interbank deposit rate). The Company also uses foreign exchange forward contracts from time to time to manage its exposure to movements in foreign exchange rates on debt maturities and interest payments. Under Brazilian Accounting Principles, any differential to be paid or received under these contracts is recorded as an asset or liability with a corresponding adjustment to interest expense in the statement of operations. The fair value of these contracts is not recognized in the consolidated financial statements.

Under U.S. GAAP, in June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards requiring that all derivative instruments be recorded on the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

Since the Company’s swap agreements and foreign exchange forward contracts do not qualify for hedging accounting, under U.S. GAAP, changes in fair value of these contracts are recognized in earnings in the current period.

l)	Effect of guarantees recorded under FIN 45

Under Accounting Practices Adopted in Brazil, no specific pronouncement addresses the accounting requirements for guarantees. Therefore, the issuance of guarantees are not recorded in the financial statements.

Under U.S. GAAP, for guarantees issued the Company follows the Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In February 2004, the investee CERAN, obtained a loan from BNDES to exploit the hydroelectric potential of the Rio das Antas complex. The total loan obtained by CERAN, totaling R$ 435,805 is to be released by the financial institution in several tranches scheduled to be amortized by CERAN from December 2005 through January 2018. As of December 31, 2004, this loan amounted to R$ 218,062. Although CPFL Geração has a 65% ownership interest in CERAN, CPFL Energia issued a guarantee for 100% of the loan. In exchange for this guarantee, the other shareholders reimburse CPFL Energia on a quarterly basis, proportionally to their respective ownership interest, an amount representing 1.5% per year of the average outstanding loan balance, paid on a quarterly basis. These payments are recorded as income interest under Brazilian Accounting Principles. For this loan, in addition to the guarantee issued by CPFL Energia there are other guarantees given by CERAN shareholders’, such as the pledge of their shares and the rights emerging from the concession. In case of default, CPFL Energia may take judicial action against CERAN, and attempt to recover any amounts disbursed.

Under U.S. GAAP, the Company does not consolidate CERAN since control is shared with the other joint venture partners. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantee issued amounting to R$ 29,997, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee. The offsetting entry was recorded as an accounts receivable from the other shareholders of CERAN representing 35% of such amount, which is being reduced as CPFL Energia is reimbursed by them and an asset related to the Company’s investment in CERAN representing 65% of such amount, which is being charged to expense over the life of the guarantee based on the interest method.

As of December 31, 2004, the liability related to this guarantee amounts to R$ 29,997, and the asset amounts to R$ 28,279, of which R$ 18,223 relates to the costs of CPFL Energia and R$ 10,056 relates to accounts receivable from the other shareholders of CERAN

m)	Subscription rights granted to International Finance Corporation – IFC

As discussed in Note 17(h), in connection with a loan obtained from the IFC, CPFL Energia subscription rights that grant the IFC the right to subscribe a number of ordinary shares of CPFL Energia equal to the principal and interest accrued, divided by the price of the subscription rights issued during the fiscal period. These subscription rights may be exercised at any time during the period between the date of the Initial Public Offering (IPO) of the Company and June 2010. The initial price for exercise is established based on the price practiced in the IPO (R$17.22 per share), adjusted according to the variation of the TJLP (Long-Term Interest Rate) as from September 29, 2004, as well as certain adjustments to prevent dilution. One of these adjustments to prevent dilution establishes that if CPFL Energia issues or sells shares for a price less than the price applicable to the fiscal period, the price during that period is reduced to the price of that sale. The Company determined that the value of this subscription right was “de minimis” on the date of its issuance. Therefore, no adjustment was recorded for U.S. GAAP purposes as established in the APB 14 (“Accounting Principles Board Opinion nº 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”).

n)	U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

RGE, CERAN, ENERCAN, BAESA and Foz do Chapecó are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, are accounted for using the equity method of accounting. The principal U.S. GAAP adjustments that affect the Company’s accounting for the results of RGE are as follows:

•	Capitalization of interest costs

•	Deferred costs

•	Accounting for the effects of regulation

•	Derivatives

•	Pensions

•	Reversal of goodwill recorded under Brazilian Accounting Principles, net of amortization

•	Deferred income tax effect of the above adjustments

For the remaining jointly-controlled subsidiaries, the U.S. GAAP adjustments is related to Deferred costs.

The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity above.

o)	Share Issuance Costs

The Company charged the costs related to the public offering of shares as expenses. Under U.S. GAAP, costs related to public offering of shares are deducted from the proceeds received from such offering. This difference has no net effect on shareholders’ equity.

p)	Deferred Costs

The Company has capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

q)	Income Taxes

Under Brazilian Accounting Principles, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences (expenses that are accrued but not deductible until future periods) or tax loss carryforwards are recognized when there is a reasonable certainty that the Company will generate profits against which it can offset such an asset.

Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely that such assets will not be realized. Under Brazilian GAAP, the deferred tax effects related to the indexing of permanent assets for financial reporting but not for tax purposes are recorded in equity. Under U.S. GAAP, this deferred tax liability must be charged to the statement of operations.

According to U.S. GAAP, the Company recorded an additional asset for deferred income tax and social contribution and a respective full valuation allowance for the realization of this additional asset in 2004, in the amount of R$ 23,794 (R$ 109,288 in 2003). Accordingly, this difference has no impact in shareholder’s equity and net income for the periods presented.

r)	Dividends Proposed

Under Brazilian Accounting Principles, at each balance sheet date, the board of directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements of the Company. Since this proposal may be approved or modified at the annual shareholders’ meeting, for U.S. GAAP reconciliation purposes, such dividends were not considered as declared at the balance sheet date as they were not approved as of that date and were reversed.

s)	Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. For 2003 and 2002, the Company did not have any potentially dilutive securities outstanding. Consequently, diluted earnings per share is equal to basic earnings per share for 2003 and 2002. For 2004, in connection with subscription rights granted to IFC, the Company has potentially dilutive securities outstanding.

The computation of basic earnings per share is as follows:

	December 31,
	2004	2003	2002
Net income (loss) under U.S. GAAP	388,634	202,046	(615,060)
Weighted average number of common shares outstanding for basic EPS computation	421,440,789	353,454,466	338,852,775
Basic earnings (loss) per share – R$	0.922	0.572	(1.815)

The computation of diluted earnings per share is as follows:

	December 31,
	2004	2003	2002
Net income (loss) under U.S. GAAP	388,634	202,046	(615,060)
Adjusted for: Interest expense and exchange rate variation gains, net of taxes of R$2,160	(4,193)	—	—
Net income (loss) under U.S. GAAP adjusted	384,441	202,046	(615,060)

Weighted average number of common shares	421,440,789	353,454,466	338,852,775
Plus: incremental weighted average shares from assumed conversion of IFC loan	1,625,283	—	—
Weighted average number of common shares outstanding for diluted EPS computation	423,066,072	353,454,466	338,852,775

Diluted earnings (loss) per share – R$	0.909	0.572	(1.815)

Earnings (Loss) per share under Brazilian Accounting Principles considering the number of shares retroactively restated to reflect the reverse stock split mentioned in Note 23 would have been as follows:

	December 31,
	2004	2003	2002
Net income (loss) under Brazilian Accounting Principles	287,172	(281,922)	(749,064)
Weighted average number of common shares outstanding as adjusted for the reverse stock split	421,440,789	353,454,466	338,852,775
Earnings (loss) per share – R$ as adjusted for the reverse stock split	0.6814	(0.7976)	(2.2106)

t)	Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are RGE, CERAN, ENERCAN, BAESA and FOZ DO CHAPECÓ, in which the Company has a 67.07%, 65.00%, 48.72%, 25.01% and 66.67% ownership interest, respectively, for all periods presented. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP. Summarized balance sheet and income statement information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of and for the year
	ended December 31,
	2004	2003
Current assets	324,291	370,240
Noncurrent assets	987,191	563,134

Total assets	1,311,482	933,374
Current liabilities	421,306	406,288
Long-term liabilities	890,176	527,086

Total liabilities and shareholders’ equity	1,311,482	933,374

	Year ended December 31,
	2004	2003	2002
Operating revenues	1,286,586	1,067,128	805,311
Operating income	130,832	81,154	43,518
Cash flow provided by operating activities	109,263	116,218	55,510
Cash flow used in investing activities	(358,517)	(390,314)	(132,988)
Cash flow provided by financing activities	197,189	346,131	85,504

IV — SUPPLEMENTAL DISCLOSURES REQUIRED BY THE U.S. GAAP

a)	Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits and amendment of FASB Statements n. 87, 88 and 106 are presented below.

The following information does not consolidate the balances of RGE, which is proportionately consolidated under Brazilian GAAP:

Obligations and Funded Status

	As of December 31,
	2004	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	2,923,889	2,338,813	2,135,123
Service cost	6,693	7,495	8,375
Interest cost	320,048	256,432	234,159
Actuarial loss (gain)	(74,749)	497,802	99,437
Benefits paid during the year	(205,906)	(176,653)	(138,281)
Unrecognized prior service cost	112	—	—

Benefit obligation at end of year	2,970,087	2,923,889	2,338,813

Change in plan assets
Fair value of plan assets at beginning of year	1,597,666	1,376,161	1,089,806
Actual return on plan assets	396,685	283,482	340,606
Participant’s contributions	2,057	1,894	2,827
Sponsor’s contributions	116,822	112,782	81,932
Benefits paid	(205,906)	(176,653)	(139,010)

Fair Value of plan assets at end of year	1,907,324	1,597,666	1,376,161

Funded status	(1,062,763)	(1,325,318)	(960,438)
Unrecognized actuarial losses	105,251	406,009	35,168
Unrecognized prior service cost	112	—	—

Net amount recognized under U.S. GAAP	(957,400)	(919,309)	(925,270)
Accumulated other comprehensive loss	(137,491)	(421,431)	(102,040)

Accrued benefit liability under U.S. GAAP	(1,094,891)	(1,340,740)	(1,027,310)
Amount recognized under Brazilian Accounting Principles	853,785	770,056	758,390
Less: Proportionate accrued benefit liability of RGE	(3,307)	(3,847)	(2,040)

U.S. GAAP adjustment to equity	(244,413)	(574,531)	(270,960)

Amounts recognized in the statement of financial position consist of:

	As of December 31,
	2004	2003	2002
Accrued benefit liability under U.S. GAAP	(1,094,891)	(1,341,645)	(1,029,524)
Accumulated other comprehensive income	137,491	421,431	102,040

Net amount recognized under U.S. GAAP	(957,400)	(920,214)	(927,484)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,
	2004	2003	2002
Projected benefit obligation	2,970,087	2,923,889	2,338,813
Accumulated benefit obligation	2,961,611	2,916,144	2,332,568
Fair value of plan assets	1,907,324	1,597,666	1,376,161

Components of Net Periodic Benefit Cost

	As of December 31,
	2004	2003	2002
Service cost	(4,275)	(4,647)	(5,242)
Interest cost	(320,048)	(256,432)	(233,282)
Expected return on plan assets	176,541	151,111	118,243
Amortization of deferred gains (losses) , net	(7,132)	1,994	(1,205)

Net periodic benefit cost under U.S. GAAP	(154,914)	(107,974)	(121,486)
Net periodic benefit cost under Brazilian Accounting Principles	202,165	126,350	282,548
Less: Proportionate net periodic benefit cost of RGE	(1,073)	(3,344)	(3,341)

U.S. GAAP adjustment to net income	46,178	15,032	157,721

Additional information
Increase (decrease) in additional minimum liability included in other comprehensive income	(283,940)	319,391	(53,950)

The components of the projected net periodic pension costs for 2005 are as follows:

Cost of service	(4,165)
Interest on actuarial liabilities	(323,505)
Expected return on plan assets	236,655
Amortization of deferred losses	(11)

Total expense	(91,026)

Administrative expenses	(3,570)

Assumptions used were as follows:

	2004	2003	2002
Annual discount rate	6%	6%	6%
Annual expected return on assets	7%	6%	6%
Annual salary increase	2%	2%	2%
Annual benefits adjustments	0%	0%	0%
Long term inflation	5%	5%	5%

Plan Assets

The Company’s pension plans asset allocations as of December 31, 2004 and 2003, by asset category is as follows:

	As of December 31,		Target Allocation
	2004	2003	2005
Fixed income investments	77%	73%	78%
Stocks	18%	22%	17%
Real estate	3%	3%	3%
Other	2%	2%	2%

Total	100%	100%	100%

Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. The Company’s pension plans are monitored by the Company’s Pension Plan Committee which includes representatives of the Company and current and retired employees and has the responsibility for analyzing and approving the investment recommendations made by the fund managers of Fundação CESP.

The fund managers of Fundação CESP have determined the overall expected real long-term rate of return on assets of 7% based on the analysis of historical and future fund performance.

The asset management performed by Fundação CESP is aimed at maximizing the return on investments, but always seeking to minimize the risks of an actuarial deficit. One of the principal tools used to achieve the management objectives of Fundação CESP is ALM (Asset Liability Management), which is carried out every 6 months for a timeframe exceeding 10 years. ALM also assists in studying the liquidity of the social security plans, since it considers the flow of benefit payments vis-à-vis the other assets considered liquid.

The fund managers of Fundação CESP seek to match the maturities of the plan assets with the long-term estimates of benefit obligations. This is achieved by investing substantially in fixed income investments which have less risk and tend to achieve a consistent annual return that approximates IGP – DI plus 6%.

In addition to controlling market risk using the unplanned deviation method, required by the legislation, Fundação CESP uses the following tools to control market risk in the Fixed Income and Variable Income segments: V@R, Tracking Risk, Tracking Error and Stress Test.

The Investment Policy of Fundação CESP imposes additional restrictions that, together with those already stated in the legislation, define the percentages of diversification for investments in assets issued by or that are the joint liability of the same corporate entity to be practiced internally. We present below the some additional restrictions as regards the investment diversification limits:

(i)	Investments in any bonds or securities issued by the same corporate entity, whether a financial institution or not, its parent company, companies directly or indirectly controlled by the company and affiliates or other companies under common control, may not exceed, taken jointly, 10% (ten percent) of the resources guaranteeing the pension plan.

(ii)	The total of bonds and securities issued by and/or the joint liability of the same State or Municipality, the same non-financial corporate entity, by its controlling company, by companies directly or indirectly controlled by it and by affiliates or other companies under common control may not exceed 20% (twenty percent) of the funds guaranteeing each Pension Plan.

Cash flows

Contributions

The Company expects to contribute R$120,586 to its pension plan in 2005.

Expected Benefits

Estimated future benefit payments are as follows:

2005	204,683
2006	216,122
2007	227,569
2008	241,099
2009	254,208
2010 to 2014	1,503,181

b)	Intangible assets

     Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2004	2003
Concession intangibles	4,648,742	4,648,742
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31,	(947,234)	(765,401)

Intangibles, net	4,190,185	4,372,018

Weighted average remaining amortization period (years)	23	24

Aggregate amortization expense for the above intangible assets amounted to R$ 181,833 for the years ended December 31, 2004, 2003 and 2002, respectively. Intangibles are being amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 181,833 per year.

c)	Additional Information on Valuation and Qualifying Accounts

Following is additional information regarding the Company’s valuation and qualifying accounts that is required to be disclosed under U.S. GAAP:

Allowance for
Doubtful accounts
Balance as of December 31, 2002	(32,834)
Additions recorded — sales and marketing expenses	(68,512)
Recovery of Revenue — sales and marketing expenses	27,356
Write-off of Accounts Receivable	33,409

Balance as of December 31, 2003	(40,581)

Additions recorded — sales and marketing expenses	(91,091)
Recovery of Revenue — sales and marketing expenses	22,374
Write-off of Accounts Receivable	58,878

Balance as of December 31, 2004	(50,420)

d)	Segment Information

The Company’s operating segments are organized internally primarily by legal entity, and in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has aggregated similar operating segments into three reportable segments: Distribution, Generation and Commercialization. The distribution, generation and commercialization activities of the Company are described in Note 1.

The Company evaluates segment performance and allocates resources based on several factors, of which sales and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the Note 2. Following is the Company’s segment information presented in accordance with Brazilian Accounting Principles.

						Total - financial
	Distribution	Generation	Commercialization	Other	Eliminations	Statements
2004
Revenues	9,066,026	260,873	221,771	—	—	9,548,670
Intersegment revenues	611	69,745	670,798	—	(741,154)	—
Operating income (loss) (i)	863,749	226,675	152,229	(74,377)	—	1,168,276
Income before income taxes and extraordinary item	—	—	—	—	—	596,360
Net income	—	—	—	—	—	287,172
Total assets	9,798,006	2,493,320	153,743	622,725	(449,673)	12,618,121
Capital expenditures	261,200	342,350	2,166	—	—	605,716
Depreciation and amortization (ii)	292,711	52,562	15	42,423	—	387,711
2003
Revenues	7,762,525	234,738	84,443	—	—	8,081,706
Intersegment revenues	—	56,329	251,090	—	(307,419)	—
Operating income (loss) (i)	412,707	176,218	71,310	(18,415)	—	641,820
Loss before income taxes and extraordinary item	—	—	—	—	—	(135,411)
Net loss	—	—	—	—	—	(281,922)
Total assets	9,709,371	2,203,937	114,527	687,997	(674,081)	12,041,751
Capital expenditures	232,776	330,882	724	—	—	564,382
Depreciation and amortization (ii)	737,572	73,766	15	75	—	811,428
2002
Revenues	6,569,557	253,743	—	—	—	6,823,300
Intersegment revenues	—	36,494	—	—	(36,494)	—
Operating income (loss) (i)	354,981	133,799	—	(22,365)	—	466,415
Loss before income taxes and extraordinary item	—	—	—	—	—	(824,287)
Net loss	—	—	—	—	—	(749,064)
Total assets	10,243,468	2,161,176	3	16,790	—	12,421,437
Capital expenditures	218,610	293,722	—	—	—	512,332
Depreciation and amortization (ii)	732,676	70,270	—	(1,212)	—	801,734

(i)	Operating income for the commercialization segment includes the effect of intersegment transactions that have not been eliminated for the purposes of this segment presentation. The commercialization intersegment transactions are principally with the distribution segment.

(ii)	From the total amount of depreciation and amortization described above R$ 136,551 as of December 31, 2004, R$ 555,191 in 2003 and R$ 578,098 in 2002 is classified as Operating Expenses which is comprised of R$ 110,385 (R$ 531,993 in 2003 and R$ 527,783 in 2002) related to Amortization of Goodwill and R$ 26,166 (R$ 23,198 in 2003 and R$ 50,315 in 2002) related to sales, marketing, general and administrative expenses (see Note 26).

e)	Income Statement Classification Differences

Under Brazilian Accounting Principles, the Company has classified the amortization of the increase in pension liability that was recorded when the Company adopted CVM No. 371 as an extraordinary item (see Note 19). Under U.S. GAAP, this item is classified as an operating expense.

The Company classifies gains and losses on disposals of permanent assets (mainly property, plant and equipment), materials and, write off of feasibility studies as non-operating income or expense. Under U.S. GAAP, these items are classified as operating income or expense. Gain on disposal of permanent assets, materials and supplies overages and other, loss on disposal of permanent assets, write off of feasibility studies and materials and supplies shrinkage and other amounted to R$ (1,855), R$ 7,529 and R$ (858) for the years ended December 31, 2004, 2003, and 2002, respectively.

f)	Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31,
	2004	2003	2002
Operating income under Brazilian Accounting Principles	1,168,276	641,820	466,415
Less: jointly-controlled subsidiaries proportionally consolidated	(130,832)	(81,154)	(43,518)
Reclassification of items recorded as nonoperating under Brazilian Accounting Principles considered as operating under U.S. GAAP (excluded RGE):
Gain on disposal of permanent assets	6,589	12,971	5,130
Materials and supplies overages and other	1,459	987	733
Loss on disposal of permanent assets	(5,617)	(2,962)	(2,245)
Write off of feasibility studies	(3,372)	—	—
Materials and supplies shrinkage and other	(914)	(3,467)	(4,476)
Capitalization of interest costs	(4,806)	(1,070)	(2,072)
Capitalization of administrative costs	1,650	1,308	888
Monetary restatement 1996 and 1997	(1,813)	(1,664)	(1,611)
Depreciation of special obligation	6,193	4,212	3,686
Accounting for the effects of regulation	132,371	146,358	14,296
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(23,307)	(19,526)	(18,541)
Effect of disposal of property, plant and equipment	(2,969)	(6,429)	4,172
Reversal of goodwill amortization under Brazilian Accounting Principles	99,730	453,706	453,044
Amortization of intangible concession assets under U.S. GAAP	(163,217)	(163,217)	(163,217)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Accounting for the Serra da Mesa lease:
Operating revenues	(40,260)	(38,643)	(42,917)
Operating costs	20,897	20,247	22,588
Pension and other benefits:	(4,814)	(35,960)	106,729
Share issuance costs	7,861	—	—
Deferred costs	875	(9,734)	(12,634)
Others	619	528	(1,761)

Operating income under U.S. GAAP	1,045,983	899,695	766,073

	As of December 31,
	2004	2003
		As restated See
		note 38
Total Assets under Brazilian Accounting Principles	12,618,121	12,041,751
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the respective investments by the equity method	(1,311,482)	(933,374)
Capitalization of interest costs	71,150	67,339
Administrative costs capitalized under Brazilian Accounting Principles	(13,241)	(14,891)
Monetary restatement of 1996 and 1997	12,718	14,531
Capitalized deferred costs	(1,399)	(1,877)
Accounting for the effects of regulation	(157,813)	(306,230)
Depreciation of special obligations	23,488	17,295
Business combinations and goodwill
Basis differences
Tax benefit of merged goodwill, net of income tax effect	(706,916)	—
Property, plant and equipment	618,130	631,178
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,017,378)	(2,897,593)
Recognition of concession intangible under U.S. GAAP	4,648,742	4,648,742
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(947,234)	(765,401)
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	645,617	685,877
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(788,535)	(809,432)
Debt issuance costs related to loan guarantees granted to CERAN	28,279	—
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(147,142)	(157,898)
Deferred costs	(31,657)	(33,551)
Others	(676)	(717)
Deferred income tax effects	(123,201)	(46,709)

Total Assets and U.S. GAAP	12,908,248	12,627,717

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

g)	Aggregate foreign currency transaction gains (losses)

Total aggregate foreign currency transaction gains (losses) included in financial expense amounted to R$ 23,544 (gain), R$ 193,850 (gain) and R$ 674,955 (loss) for the years ended December 31, 2004, 2003 and 2002, respectively.

h)	Statements of cash flows

The consolidated statements of cash flows for each of the three years in the period ended December 31, 2004 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under Brazilian Accounting Principles.

	2004	2003	2002
NET INCOME (LOSS)	287,172	(281,922)	(749,064)
ADJUSTMENT TO RECONCILE NET INCOME/LOSS TO CASH PROVIDED BY OPERATING ACTIVITIES
Minority interest	21,596	1,698	(21,032)
Revenue on extraordinary tariff adjustment	—	—	(212,449)
Extraordinary tariff adjustment	(171,476)	(179,499)	(149,140)
Provision for losses on realizing the Extraordinary Tariff Recovery	32,250	—	—
Differential — 2003 tariff review	81,182	(13,798)	—
PIS/COFINS — Change in legislation	(44,813)	—	—
Depreciation and amortization	387,711	811,428	801,734
Reserve for contingencies	44,747	83,493	43,930
Interest and monetary restatement	100,170	(247,035)	767,544
Unrealized loss (gains) on derivative contracts	56,706	246,321	(216,206)
Pension plan costs	190,481	110,767	257,936
Losses on changes in participation in subsidiaries	(3,185)	(39,537)	(14,916)
Gain (loss) on disposal of permanent assets	5,135	(6,817)	1,714
Recognition of tax benefits	(46,755)	(18,914)	(126,710)
Low income subsidy	(36,522)	—	—
Others	10,684	9,469	9,178

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	(317,886)	—	—
Accounts receivable	136,835	346,885	(54,425)
Other receivables	20,906	220,288	30,597
Recoverable taxes	59,365	(2,343)	(74,128)
Material and supplies	355	521	3,964
Prepaid expenses	—	—	(8,058)
Deferred charges	16,171	(127,674)	(346,203)
Emergency Rationing Program Implemention Costs	—	—	20,660
Escrow deposits	(44,077)	(33,336)	(5,465)
Others	12,315	(30,551)	(23,207)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	46,296	(187,411)	103,536
Accrued payroll and employee profit sharing	641	(1,811)	1,237
Taxes and payroll charges payable	(12,188)	198,836	(76,048)
Deferred cost variations — Parcel A (CVA)	7,935	112,430	(44,972)
Emergency energy reduction program	—	—	(20,661)
Other credits	—	(1,452)	(10,379)
Regulatory charges	25,987	(49,846)	47,762
Pension costs	(102,774)	(102,452)	(82,367)
Accrued interest	6,413	108,829	69,877
Others	(4,921)	20,037	(5,842)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	766,456	946,604	(81,603)

(Continued)

(Continuation)

	2004	2003	2002
INVESTING ACTIVITIES
Additions to permanent assets	(605,716)	(564,385)	(512,332)
Special obligations	31,798	48,440	40,213
Additions to deferred charges	(3,459)	(15,696)	(15,639)
Purchase of interest in subsidiaries	—	—	(198,128)
Proceeds from sale of permanent assets	9,918	238,699	17,332
Proceeds from sales of financial investments	12,120	70,466	78,839

NET CASH USED IN INVESTING ACTIVITIES	(555,339)	(222,476)	(589,715)

FINANCING ACTIVITIES
Loans and financing obtained	1,607,941	1,521,712	1,905,957
Payments of loans and financing	(2,225,548)	(3,236,525)	(1,254,797)
Debt issuance costs	(17,746)	(16,096)	—
Dividends paid	(135,187)	(28,445)	(927)
Capital increase	684,649	1,200,000	18,160
Related parties	—	33,179	43,307

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(85,891)	(526,175)	711,700

INCREASE IN CASH AND CASH EQUIVALENTS	125,226	197,953	40,382
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	374,612	176,659	136,277
CASH AND CASH EQUIVALENTS — END OF YEAR	499,838	374,612	176,659

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	238,930	54,984	96,576
Interest paid in cash for the year	689,284	899,983	751,828
Conversion VBC of debt to equity	—	350,000	—
Purchase of interest in subsidiaries:
Cash and cash equivalents	—	—	11,021
Permanent assets	—	—	174,624
Goodwill	—	—	23,504
Purchase price	—	—	198,128

i)	New Accounting Pronouncements

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, — an amendment of APB 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. The Company will apply this statement in case the exchanges of nonmonetary assets occur in fiscal years beginning after June 15, 2005.

37.	CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

Condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2004 and 2003 and for each of the three years in the period ending on December 31, 2004 is as follows:

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (UNCONSOLIDATED)

	2004	2003
ASSETS

CURRENT ASSETS
Cash and cash equivalents	102,119	81,338
Financial investments	84,266	12,120
Recoverable taxes	48,838	17,779
Dividends receivable	387,387	53,262
Other	115	—

	622,725	164,499

NONCURRENT ASSETS
Related party receivables	—	164,556
Advances for future capital increases	—	350,000

	—	514,556

PERMANENT ASSETS
Investments in subsidiaries	2,735,310	3,573,908
Goodwill and negative goodwill, net (Note 13)	1,019,325	(12,342)
Deferred charges	—	8,942

	3,754,635	3,570,508

TOTAL ASSETS	4,377,360	4,249,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITITES
Suppliers	6,831	405
Taxes and payroll charges payable	4,489	—
Dividends and interest on capital	140,147	—
Accrued interest on loans and financing (Note 17)	3,556	—
Accrued interest on debentures (Note 18)	—	137,715
Loans and financing (Note 17)	10,618	—
Derivative contracts	2,934	—
Other	67	319

	168,642	138,439
LONG TERM LIABILITIES
Loans and financing (Note 17)	95,558
Debentures (Note 18)	—	721,990

Derivative contracts	17,178	—

	112,736	721,990
SHAREHOLDERS’ EQUITY
Common stock (without par value, 2004 - 5,451,628,769 authorized, 451,628,769 issued and outstanding: 2003 - 9,118,697,977 authorized, 4,118,697,977 issued and outstanding)	4,082,036	4,940,998
Profit reserves	13,946	—
Accumulated deficit	—	(1,551,864)

	4,095,982	3,389,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,377,360	4,249,563

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002 (UNCONSOLIDATED)

	2004	2003	2002
OPERATING EXPENSES
General and administrative expenses	(32,018)	(18,343)	(23,578)
Amortization of goodwill	(42,359)	—	—

	(74,377)	(18,343)	(23,578)

EQUITY IN EARNINGS OF INVESTEES	485,313	30,153	(325,123)

FINANCIAL EXPENSE
Financial income	42,087	13,317	4,276
Financial expense	(168,472)	(307,049)	(338,723)

	(126,385)	(293,732)	(334,447)
NONOPERATING INCOME (EXPENSE)
Nonoperating income	5,272	—	6,236
Nonoperating expense	(2,651)	—	(53)

	2,621	—	6,183

NET LOSS FOR THE YEAR	287,172	(281,922)	(676,965)

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002 (UNCONSOLIDATED)

( In thousands of Brazilian reais)

	2004	2003	2002
	As restated - Note 38
NET CASH PROVIDED BY OPERATING ACTIVITIES	(109,374)	(107,349)	(49,746)

INVESTING ACTIVITIES
Advance for future capital increase	—	—	(222,164)
Purchase of interest in subsidiaries	—	(3)	(3,390,967)
Financial investments	12,120	(12,120)	—
Related parties	164,556	(155,246)	(157)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	176,676	(167,369)	(3,613,288)

FINANCING ACTIVITIES
Loans and financing obtained	324,764	900,000	900,000
Payments of loans and financing	(931,110)	(1,728,010)	(650,000)
Debt issuance costs	—	(16,096)	—
Dividends paid	(124,825)
Capital increase	684,650	1,200,000	3,390,944

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(46,521)	355,894	3,640,944

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,781	81,176	(22,090)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	81,338	162	22,252

CASH AND CASH EQUIVALENTS — END OF YEAR	102,119	81,338	162

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

•	Receivables from related parties — Represent principally loans granted to CPFL Geração and CPFL Piratininga that are subject to remuneration at 115% of interbank deposit rates (CDI).

•	Investments — As of December 31, 2004 and 2003, investments in subsidiaries are comprised as follows:

	2004	2003
CPFL Paulista	1,722,094	2,913,305
CPFL Geração	1,013,212	660,599
CPFL Brasil	4	4

	2,735,310	3,573,908

•	Goodwill and negative goodwill, net — As of December 31, 2004 and 2003, goodwill or negative goodwill is comprised as follows:

	2004	2003
CPFL Paulista (Note 13)	1,018,911	(12,828)
CPFL Geração(Note 13)	414	486

	1,019,325	(12,342)

•	Derivative contracts — Detailed information on CPFL Energia’s derivative contracts are included in Note 32.

•	Contingencies — CPFL Energia is not currently party to any lawsuits that might involve tax, civil and labor matters.

•	Dividends received — The dividends received are comprised as follows:

	2004	2003	2002
CPFL Paulista	109,068	2,421	161,958
CPFL Geração	39,510	1,342	—
CPFL Brasil	102,004	—	—

	250,582	3,763	161,958

•	Restriction of transfer of funds from subsidiaries — CPFL Paulista, CPFL Piratininga, RGE, Semesa, ENERCAN, CERAN, BAESA, Foz do Chapecó and Centrais Elétricas qualify as concessionaires. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. As described in Note 17, CPFL Paulista, RGE, ENERCAN, CERAN and BAESA have restrictions relating to the payment of dividends.

As of December 31, 2004 total restricted subsidiaries' net assets amount to R$ 2,295,968, composed as follows:

CPFL Paulista	1,722,094
ENERCAN, CERAN, Barra Grande and Foz do Chapecó	364,038
Centrais Eletricas	134,132
Semesa	75,704

2,295,968

The RGE shareholder’s Agreement restricts the payment of dividends in excess of the legal minimum under Brazilian law without approval by the other investor in RGE.

38.	RESTATEMENTS OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003, management determined that the condensed unconsolidated cash flow statements of CPFL Energia S.A. contained certain misclassifications and arithmetical errors. Cash flows from operating, investing and financing activities in Note 37 above have been restated to correct these errors. These modifications did not impact the total amount of cash and cash equivalents reported in the unconsolidated cash flow as of December 31, 2003 and 2002. A summary of the effects of these restatements is as follows:

	2003		2002
Condensed unconsolidated statements of	As previously		As previously
cash flows (see Note 31)	reported	As restated	reported	As restated
Net cash used in operating activities	(345,396)	(107,349)	(375,336)	(49,746)

Net cash provided by (used in) investing activities	(119,472)	(167,369)	(3,826,509)	(3,613,288)

Net cash provided by financing activities	200,648	355,894	3,804,419	3,640,944

In addition to the adjustments discussed above, management determined that the reconciliation of total assets under Brazilian Accounting Principles and U.S. GAAP did not include the unearned income in the Serra da Mesa lease, although the net investment in direct financing lease was correctly presented. The reconciliation of total assets in Note 36(iv)(f) above has been restated. The restatement affects assets and liabilities equally, but has no impact on shareholders’ equity or the Company’s statement of operation. A summary of the effects of the restatement is as follows:

	2003
	As previously
	reported	As restated
Total assets under U.S. GAAP	17,280,441	12,627,717
Liabilities under U.S. GAAP	13,088,921	8,436,197

PricewaterhouseCoopers Rua Mostardeiro, 800 8° e 9° 90430-000 Porto Alegre, RS - Brasil Caixa Postal 2178 Telefone (51) 3378-1700 Fax (51) 3328-1609 www.pwc.com/br

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Rio Grande Energia S.A.

1	We have audited the accompanying consolidated balance sheets of Rio Grande Energia S.A. and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rio Grande Energia S.A. and its subsidiary as of December 31, 2004 and December 31, 2003 and the results of their operations, the changes in stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2004, in accordance with accounting practices adopted in Brazil.

Rio Grande Energia S.A.

4	As discussed in Note 11.(b) and 11.(e) to the financial statements, as from March 31, 2003 the Company changed its basis of valuation of property, plant and equipment and revised the estimated remaining useful lives of those assets. Also, as discussed in Note 11.(f), effective as from January 1, 2004, the Company changed the period and criteria of amortization of goodwill and the classification of such amount within the consolidated balance sheet.

Porto Alegre, June 20, 2005

PricewaterhouseCoopers
Auditores Independentes

RIO GRANDE ENERGIA S.A.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

(In thousands of reais)

	2004	2003
Assets
Current assets
Cash and banks	23,227	22,165
Financial investments	5,663	9,449
Consumers and distributors	307,881	286,232
Allowance for doubtful accounts	(10,401)	(22,458)
Services in progress	6,023	8,722
Taxes to offset	36,808	9,942
Deferred income tax and social contribution	17,544	9,702
Inventories	4,376	3,613
Recoverable costs	67,686	79,762
Prepaid expenses	5,836	3,434
Other accounts receivable	21,748	23,680

	486,391	434,243

Long-term receivables
Financial investments	5,024	5,149
Consumers	24,263	23,132
Taxes to offset	6,160	5,157
Deferred income tax and social contribution	42,538	73,940
Judicial deposits	16,531	10,332
Recoverable costs	54,331	68,886
Prepaid expenses	1,225	2,326
Other accounts receivable	4,873	4,552

	154,945	193,474

Permanent assets
Investments	940	940
Property, plant and equipment	1,612,495	1,613,678
Deferred charges (See Note 3)	21,628	21,583

	1,635,063	1,636,201

Total assets	2,276,399	2,263,918

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

(In thousands of reais)

	2004	2003
Liabilities and stockholders’ equity
Current liabilities
Suppliers	125,717	130,714
Payroll	1,193	1,027
Loans and financing	331,431	329,685
Regulatory fees	11,219	6,564
Accounts payable for retirement incentives	6,555	6,695
Taxes and social contributions	75,282	30,141
Dividends	46,752	211,301
Estimated liabilities	6,199	6,041
Deferral of gains	12,053	7,034
Other accounts payable	16,439	14,146

	632,840	743,348

Long-term liabilities
Loans and financing	325,004	365,278
Accounts payable for retirement incentives	17,551	19,731
Provision for contingencies	40,662	32,262
Deferral of gains	6,981	11,537
Deferred income tax and social contribution	139,772	131,061
Other accounts payable	6,459	7,353

	536,429	567,222

Stockholders’ equity
Capital	784,430	784,430
Capital reserves	69,673	132,298
Revaluation reserve	251,970	268,921
Profit reserves	1,538	—
Accumulated deficit (See Note 3)	—	(231,820)
Treasury shares	(481)	(481)

	1,107,130	953,348

Total liabilities and stockholders’ equity	2,276,399	2,263,918

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(In thousands of reais, except net income (loss) per share)

	2004	2003	2002
Operating revenues
Electricity sales to final customers	1,862,796	1,552,642	1,188,793
Electricity sales to distributors	27,157	22,333	20,376
Revenue from providing eletrical network access	893	619	—
Other operating revenues	17,918	15,506	10,468

	1,908,764	1,591,100	1,219,637

Deductions from operating revenues
Value-Added Tax on Sales and Services (ICMS)	(358,132)	(299,186)	(233,198)
Social Integration Program (PIS)	(25,007)	(25,606)	(8,877)
Social Contribution on Revenues (COFINS)	(117,113)	(46,556)	(36,094)
Global reversal reserve	(9,941)	(11,409)	(13,708)
Emergency capacity charge	(42,122)	(39,222)	(17,821)

	(552,315)	(421,979)	(309,698)

Net Operating revenues	1,356,449	1,169,121	909,939

Cost of electricity services
Cost of electricity
Electricity purchased for resale	(692,883)	(592,883)	(445,355)
Charge for the use of the transmission and distribution system	(129,487)	(75,293)	(62,746)

	(822,370)	(668,176)	(508,101)

Cost of operations
Personnel	(22,868)	(24,443)	(21,626)
Private pension entity	(788)	(627)	(642)
Material	(7,320)	(6,519)	(5,604)
Third party services	(15,503)	(13,646)	(15,612)
Depreciation and amortization	(43,057)	(47,141)	(55,400)
Fuel Consumption Account (CCC)	(56,590)	(52,610)	(50,426)
Energy Development Account (CDE)	(30,846)	(14,202)	—
Other operational costs	(6,009)	(4,305)	(2,956)

	(182,981)	(163,493)	(152,266)
Cost of services rendered to third parties
Depreciation and amortization	(461)	(379)	—
Maintenance	(312)	(257)	—

	(773)	(636)	—

Gross operating profit	350,325	336,816	249,572

Operating expenses
Selling	(51,734)	(42,194)	(30,350)
General and administrative	(68,937)	(53,872)	(42,152)
Amortization of goodwill	(15,779)	(112,027)	(112,027)

	(136,450)	(208,093)	(184,529)

Income from services	213,875	128,723	65,043

Financial income (expenses)
Income	36,895	29,352	17,991
Expenses	(126,593)	(167,746)	(145,508)

	(89,698)	(138,394)	(127,517)

Operating income (loss)	124,177	(9,671)	(62,474)

Non-operating income	1,457	668	2,223

Non-operating expenses	(14,634)	(6,981)	(8,361)

Income (loss) before social contribution and income tax	111,000	(15,984)	(68,612)

Social contribution	(18,945)	2,892	3,364
Income tax	(51,822)	8,034	9,345

Net income (loss) for the year	40,233	(5,058)	(55,903)

Net income (loss) per share - R$	0.052	(0.007)	(0.072)

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31

(In thousands of reais, except dividends per share)

						Profit
		Capital reserves				reserves
		Premium on	Remunaration				Retained earnings
		shares	of assets and	Investment	Revaluation	Legal	(accumulated	Treasury
	Capital	subscribed	rights of capital	subsidies	reserve	reserve	deficit)	shares	Total
Balances at December 31, 2001	784,430	200,424	6,916	221	—	—	(187,298)	(481)	804,212

Fixed dividends - preferred shares (R$0.52 per share)	—	(75,263)	—	—	—	—	—		(75,263)
Net loss for the year	—	—	—	—	—	—	(55,903)	—	(55,903)

Balances at December 31, 2002	784,430	125,161	6,916	221	—	—	(243,201)	(481)	673,046

Constitution of revaluation reserve	—	—	—	—	416,421	—	—	—	416,421
Deferred taxes on revaluation	—	—	—	—	(136,648)	—	—	—	(136,648)
Realization of revaluation reserve, net of tax effects	—	—	—	—	(10,852)	—	10,852	—	—
Realization of deferred taxes on revaluation	—	—	—	—	—	—	5,587	—	5,587
Net loss for the year	—	—	—	—	—	—	(5,058)	—	(5,058)

Balances at December 31, 2003	784,430	125,161	6,916	221	268,921	—	(231,820)	(481)	953,348

Net income for the year	—	—	—	—	—	—	40,233	—	40,233
Realization of revaluation reserve, net of tax effects	—	—	—	—	(16,951)	—	16,951	—	—
Waiver by preferred stockholders to fixed dividends	—	18,000	—	—	—	—	—	—	18,000
Captalization of part of fixed dividends	—	141,714	—	—	—	—	—	—	141,714
Absorption of pre-adjustment accumulated deficit balance as of December 31, 2003 (approved on October 4, 2004)	—	(222,339)	—	—	—	—	222,339	—	—
Appropriation of net income for the year:
Legal reserve	—	—	—	—	—	1,538	(1,538)	—	—
Dividends:
Preferred shares (R$0.06 per share)	—	—	—	—	—	—	(9,310)	—	(9,310)
Common shares (R$0.06 per share)	—	—	—	—	—	—	(36,855)	—	(36,855)

Balances at December 31, 2004	784,430	62,536	6,916	221	251,970	1,538	—	(481)	1,107,130

RIO GRANDE ENERGIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31

(In thousands of reais)

	2004	2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY
Operations
Net income (loss) for the year	40,233	(5,058)	(55,903)
Expenses (income) not affecting net working capital
Depreciation and amortization	56,317	57,523	63,572
PIS and COFINS credit on depreciation and amortization	3,002	1,129	92
Amortization of goodwill	15,779	112,027	112,027
Provision for contingencies (reversal)	7,398	3,808	(2,042)
Long-term interest, monetary and exchange variations	28,370	42,823	241,251
Write-off of permanent assets	16,317	6,748	9,442
Deferred income tax and social contribution	48,833	(10,926)	(12,709)

	216,249	208,074	355,730

Stockholders
Waiver by preferred stockholders to fixed dividends	18,000	—	—
Capitalization of part of fixed dividends	141,714	—	—

	159,714	—	—

Third
Loans and financing	240,374	88,885	62,178
Contribution and donation from customer	9,697	9,013	5,815
Account to offset variation in Portion “A”	4,039	13,738	5,354
Other additions to long-term liabilities	10,101	9,514	7,209
Long-term receivables transferred to current	62,638	73,759	29,226

	326,849	194,909	109,782

Total funds obtained	702,812	402,983	465,512
FINANCIAL RESOURCES WERE USED FOR
Long-term receivables	55,511	108,628	69,357
Long-term liabilities	21,524	169,972	226,064
Property, plant and equipment	98,022	62,432	77,869
Deferred charges	1,952	4,027	456
Long-term liabilities transferred to current	316,982	70,368	150,269
Provision for dividends	46,165	—	75,263

Total funds used	540,156	415,427	599,278

Increase (decrease) in net working capital	162,656	(12,444)	(133,766)

CHANGES IN NET WORKING CAPITAL
Current assets:
At the beginning of the year	434,243	405,114	291,739
At the end of the year	486,391	434,243	405,114

Increase	52,148	29,129	113,375
Current liabilities:
At the beginning of the year	743,348	701,775	454,634
At the end of the year	632,840	743,348	701,775

Increase (decrease)	(110,508)	41,573	247,141

Increase (decrease) in net working capital	162,656	(12,444)	(133,766)

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

1	OPERATIONS

The Company, Rio Grande Energia S.A., a listed corporation, is a public concessionaire of electric energy, authorized to operate in the North and Northeast regions of the State of Rio Grande do Sul, Brazil. It was formed on July 28, 1997, under the name Companhia Norte-Nordeste de Distribuição de Energia Elétrica (CNNDEE), and became a private company on October 21, 1997, when its name was changed to Rio Grande Energia S.A.

The Company’s main activities are to carry out studies, projects, construction and operation of power plants and transmission and distribution lines for electric energy and to develop activities related to the rendering of electric energy services. Currently, the Company’s operations are primarily related to the distribution of electric energy under its concession contract.

2	CONCESSION

On November 6, 1997, the Company and the National Agency for Electric Energy (ANEEL) signed Contract for Concession of Electric Energy Distribution No. 13/97, which regulates the distribution of electric energy, with adequate technology and methods that guarantee the rendering of services in its concession area. The term of the concession is for 30 years, as from the date of the contract.

3	PRESENTATION OF FINANCIAL STATEMENTS

The financial statements and the notes to the financial statements are expressed in thousands of reais and have been prepared in accordance with Brazilian Corporate Law, the regulations of the Brazilian Securities Commission (CVM) and rules and standards applicable to electrical energy concessionaires, determined by the competent authorities, currently ANEEL, and in accordance with the accounting practices mentioned in Note 4.

The financial statements prepared by the Company for statutory purposes were filed with the CVM on March 11, 2005. The financial statements presented herein are not intended to be presented for statutory purposes and have been adjusted with respect to the financial statements for statutory purposes as described below.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

ANEEL has reviewed the standards and procedures included in the Chart for Accounts of Public Services of Electric Energy, determining, through Resolution 444/2001, the Accounting Manual for Public Services of Electric Energy, which includes the chart of accounts, accounting instructions and process for disclosure of economic and financial information, resulting in significant changes in the form of disclosure and presentation.

Adjustments to the financial statements for statutory and regulatory purposes

In the financial statements as of December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002 prepared by the Company for statutory and regulatory purposes, the wholly-owned subsidiary Sul Geradora Participações S.A. had deferred until December 31, 2004 the foreign exchange loss incurred in 2001 on foreign currency-denominated liabilities, which was not in accordance with the accounting practices adopted in Brazil, which require exchange variations in foreign currencies to be recognized in income and expenses when they occur. The financial statements for the years ended December 31, 2004, 2003 and 2002 were audited by our independent auditors who issued qualified opinions on February 25, 2005, January 29, 2004 and February 7, 2003, respectively, and they were published in newspapers, filed with the CVM and approved at the respective annual stockholders’ meetings.

Considering that one of the stockholders of the Company is required to file the audited financial statements of the Company with the United States Securities and Exchange Commission (SEC), and the SEC does not accept qualified audit opinions, the Company has prepared these adjusted financial statements in which the foreign exchange loss deferred in 2001 is reflected in the net income for that year (not presented herewith), and the related amortization expense in 2001 and subsequent periods has been reversed. These adjusted financial statements have been prepared for the reason described above and are not intended to replace the financial statements of the Company for statutory and regulatory purposes.

The following table presents the reconciliation between stockholders’ equity at December 31, 2004 and 2003 and net income for the years ended December 31, 2004, 2003 and 2002, as presented in the financial statements prepared by the Company for statutory and regulatory purposes, and the same amounts in these financial statements. The adjustments presented in the reconciliation below have not been recorded in the Company’s statutory books.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

	Stockholders’ equity		Net income (loss) for the year
	December	December	December	December	December
	31, 2004	31, 2003	31, 2004	31, 2003	31, 2002
As presented in the financial statements for regulatory and statutory purposes	1,107,130	962,829	30,752	(23,158)	(85,972)

Reversal of amortization of deferred foreign exchange loss, net of tax effects	—	(9,481)	9,481	18,100	30,069

As presented in these adjusted financial statements	1,107,130	953,348	40,233	(5,058)	(55,903)

4	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a)	Specific accounting practices

Purchases and sales of energy through the Wholesale Energy Market (MAE) - purchases (cost of energy purchased) and sales (revenues from distribution) are recognized on the accrual basis, according to information disclosed by MAE.

Account to offset variations of non-manageable costs (Portion “A”) (CVA) - comprises the amounts of variable costs for the distribution of electric energy defined by ANEEL as non-manageable and not included in the energy supply rates. These amounts are restated based on the SELIC interest rate up to the date of the balance sheet and appropriated to the results in accordance with billings made as from the readjustment of rates passed on to consumers.

Financial charges and inflation effects - as provided by the General Accounting Policies guide of the Accounting Manual for Public Services of Electric Energy and CVM Instruction, the interest and other financial charges, including inflation indexation and foreign exchange effects for the year, that relate to financing from third parties for construction investments in progress, are included in the cost of this asset.

Indirect costs of construction in progress - part of central management expenses is appropriated monthly to construction in progress, through allocation of direct expenses for personnel and third-party labor.

b)	General Accounting Practices

Financial investments - include interest-bearing investments recorded at cost, plus the respective income accrued up to the balance sheet date, less provision to reduce to market value, if necessary.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

Consumers and distributors - accounts receivable include the amounts invoiced and revenue relating to energy supplied and not billed.

Allowance for doubtful accounts - provided for at an amount considered sufficient by Company management to cover probable losses arising from the collection of receivables.

Inventories - are valued and recorded at average historical cost. Materials for construction are recorded in construction in progress.

Investments - are stated at cost of acquisition and, when applicable, adjusted to market value.

Property, plant and equipment - Assets purchased up to March 31, 2003 are recorded at market value, based on an appraisal report issued by an independent expert, and those purchased as from this date are recorded at cost of acquisition or construction, less depreciation calculated based on rates that reflect the economic useful lives of the assets (see Note 11.b).

Deferred charges - comprise expenses on the implementation of systems, which are being amortized over 10 years.

Loans and financing - restated based on monetary and exchange variations up to the balance sheet date including accrued interest and other charges as defined in the respective contracts.

Payables to subsidized pension plans - the Company is the co-sponsor of a private pension plan administered by a foundation, as mentioned in Note 16, which provides defined pension benefits. Accordingly, the Company accrued the amounts based on the actuarial valuation of the future commitment for the supplementation of salaries to be paid to the participants or passed on to the foundation. Additionally, the Company carried out, through an independent actuarial company, the valuation of this benefit, in accordance with CVM Deliberation 371 of December 13, 2000, and elected to recognize the actuarial liability in income during the period from 2002 to 2006, or during the time of service or the remaining life of the employees, if lower.

Social contribution and income tax - calculated according to taxable income. The Company set up deferred tax assets relating to income tax and social contribution loss carryforwards and temporary non-deductible differences and deferred tax liabilities on temporary non-taxable differences.

Net income (loss) per share - determined by taking into consideration the number of outstanding shares at the balance sheet date.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

c)	Accounting practices for consolidation

The main procedures for consolidation take into consideration:

•	elimination of the balances of assets and liabilities between the parent and subsidiary companies, as well as income and expenses from transactions between the companies; and,

•	elimination of the participation in the capital and loss for the year of the subsidiary company.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

5	FINANCIAL INVESTMENTS

	Average rate
Type of investment	(% of CDI)	2004	2003
Short-term
CDB — DI and LFT	100.0%	—	1,104
CDB — DI	99.5%	4,336	1,709
Debentures	102.0%	—	5,328
Investment funds	103.7%	1,327	1,308

Total short-term		5,663	9,449

Long-term
CDB — with currency swap	100.0%	4,677	5,149
Investment funds	104.3%	347	—

Total long-term		5,024	5,149

Total short and long-term		10,687	14,598

CDB-DI — Bank Deposit Certificate — Interbank Deposits
LFT — Financial Treasury Bill
CDI — Interbank Deposit Certificate
CDB — Bank Deposit Certificate

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais, unless otherwise indicated)

6	CONSUMERS AND DISTRIBUTORS

						Allowance for
	Balance					doubtful accounts		Net balance
		Overdue up to	Overdue over	Total	Total
	Not yet due	90 days	90 days	2004	2003	2004	2003	2004	2003
Short-term
Consumers
Residential	38,727	15,742	6,312	60,781	61,790	(2,569)	(10,692)	58,212	51,098
Industrial	28,839	10,401	15,938	55,178	46,847	(3,053)	(4,020)	52,125	42,827
Commercial and services	19,680	6,910	11,541	38,131	34,934	(4,761)	(7,542)	33,370	27,392
Rural	8,938	1,449	663	11,050	9,562	(18)	(204)	11,032	9,358
Government	7,220	4,396	2,427	14,043	14,456	—	—	14,043	14,456
Public lighting	11,668	4,550	29,114	45,332	38,521	—	—	45,332	38,521
Public services	4,899	130	433	5,462	5,051	—	—	5,462	5,051
Unbilled supply	53,517	—	—	53,517	48,883	—	—	53,517	48,883

Subtotal	173,488	43,578	66,428	283,494	260,044	(10,401)	(22,458)	273,093	237,586

Distributors	4,708	—	—	4,708	6,897	—	—	4,708	6,897
AES Uruguaiana	16,774	—	—	16,774	16,774	—	—	16,774	16,774
Sales to MAE (*)	—	—	—	—	70	—	—	—	70
Unrestricted energy	2,905	—	—	2,905	2,447	—	—	2,905	2,447

Total	197,875	43,578	66,428	307,881	286,232	(10,401)	(22,458)	297,480	263,774

Long-term
Consumers
Residential	1,258	—	—	1,258	625	—	—	1,258	625
Industrial	1,659	—	—	1,659	1,163	—	—	1,659	1,163
Commercial and services	1,763	—	—	1,763	1,332	—	—	1,763	1,332
Rural	48	—	—	48	50	—	—	48	50
Government	2,534	—	—	2,534	—	—	—	2,534	—
Public lighting	13,399	—	—	13,399	13,157	—	—	13,399	13,157

Subtotal	20,661	—	—	20,661	16,327	—	—	20,661	16,327

Unrestricted energy	3,602	—	—	3,602	6,805	—	—	3,602	6,805

Total	24,263	—	—	24,263	23,132	—	—	24,263	23,132

* See Note 28.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

Overdue accounts

-	Residential, industrial, rural and commercial consumers, services and other activities: for these types of consumers, the overdue balances comprise various consumers with small individual balances, and the procedure adopted by the Company is to disconnect the supply of energy after payments are overdue by approximately 45 days (27 days up to December 31, 2003). Supply is reestablished after the payment of the outstanding amounts.

-	Government, public lighting and public service: for these types of consumers, the outstanding balances are concentrated in 15 large municipalities, amounting to R$35,383, equivalent to 86.2% (R$30,589 equivalent to 84.4% up to December 31, 2003) of overdue balances. For overdue receivable balances, the Company has implemented renegotiations and/or payments in installments, subject to the receipt of overdue balances. Due to the nature of these consumers, Company management does not foresee significant losses.

Allowance for doubtful accounts

During 2004, in order to control the default levels, the Department of Collection and Management of Commercial Losses was implemented in the Company, and in this same year, this department improved the technical evaluation of the overdue accounts receivable, as well as the collection process.

The allowance for doubtful accounts was set up taking into consideration the following main criteria:

•	For significant balances, or with similar characteristics, careful analyses are carried out taking into consideration the due dates, history of losses, management’s prior experience, existence of collaterals, renegotiation of balances and debtors in bankruptcy or reorganization.

•	For the remaining balances, provisions were set up for each class of consumer, according to the terms determined by the Accounting Manual for Public Services of Electric Energy, the amount of which is considered sufficient to cover probable losses.

Changes in the allowance for doubtful accounts:

	2004	2003
Initial balance	22,458	11,881

Provision set up	10,762	10,577
Write-off during the year	(22,819)	—

Closing balance	10,401	22,458

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

AES Uruguaiana

Amounts receivable from AES Uruguaiana refer to contracts for the supply of electricity, which are under negotiation between the parties. The amounts recorded by the Company represent the best estimates of realization.

Agreement for reimbursement of unrestricted energy (Impact arising from the General Agreement of the Electric Sector)

Law 10438, issued on April 26, 2002, set forth that the expenses for the purchase of energy within the MAE, known as “Unrestricted Energy”, that were realized up to December 2002 because of the decrease in the generation of electric energy by the power plants that participated in the Mechanism for Reallocation of Energy (MRE), and considered in the initial contracts and equivalents, will be passed on to the final consumers in proportion to their actual individual consumption. ANEEL approved the amount to be passed on to the consumers related to the purchase of energy within the MAE. However, since the party that collects is not the party entitled to the “Unrestricted Energy”, the Agreement for Reimbursement of Unrestricted Energy was prepared within the context of the General Agreement of the Electric Sector, establishing the commitments for the transfer of these amounts to the respective creditors, including the Company.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

7	INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax (IR) and social contribution (CS) represent amounts to offset against future taxes calculated on temporary differences, income tax losses and social contribution losses, as shown in Part B of the Taxable Income Control Register (LALUR), as follows:

a) Calculation of income tax and social contribution for 2004, 2003 and 2002

	2004		2003		2002
	CS	IR	CS	IR	CS	IR
Income (loss) before income tax and social contribution	111,000	111,000	(15,984)	(15,984)	(68,612)	(68,612)
Net loss from subsidiary	26,657	26,657	31,571	31,571	33,445	33,445
Financial adjustment of CVA (see Note 8)	48,014	48,014	(41,358)	(41,358)	—	—
Other permanent differences — net	24,830	24,733	(6,364)	(6,364)	(2,212)	(2,212)

Taxable income (loss)	210,501	210,404	(32,135)	(32,135)	(37,379)	(37,379)

Social contribution (rate of 9.0%)	(18,945)	—	2,892	—	3,364	—

Income tax (rate of 25.0%)	—	(52,577)	—	8,034	—	9,345
(-) Deductible Workers’ Meal Program — PAT	—	322	—	—	—	—
(-) Deductible tax incentive for culture under Rouanet Law	—	433	—	—	—	—

Income tax, net of deductions	—	(51,822)	—	8,034	—	9,345

Income tax and social contribution income (expense)	(18,945)	(51,822)	2,892	8,034	3,364	9,345

Net loss from subsidiary

For the subsidiary company Sul Geradora Participações S/A, deferred income tax and social contribution have not been recorded on net loss of years ended December 31, 2004, 2003 and 2002 the amount of R$ 9,063, R$ 10,734 and R$ 11,731, respectively, because of uncertainties about future profitability, in accordance with CVM Instruction 371 of June 27, 2002. Cumulatively, the deferred taxes not recovered totalize, approximately, R$ 67,000 at December 31, 2004 (approximately R$ 54,000 at December 31, 2003).

Financial adjustment of CVA

The financial adjustment of CVA (see Note 8) was a permanent difference up to December 31, 2003. As from 2004, it is a temporary difference for tax purposes, subject to realization of revenue.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

b)	Calculation of deferred income tax and social contribution at December 31, 2004 and 2003:

Tax assets	2004	2003
Tax loss and social contribution loss
Tax loss and social contribution loss	101,714	167,304

Applicable rate (income tax and social contribution)	34.0%	34.0%

Deferred tax asset on tax losses	34,583	56,883

Temporary differences
Accounts payable for retirement incentives	24,106	26,427
Allowance for doubtful accounts	10,401	22,458
Provision for contingencies	30,052	20,990
Provision for other accounts payable	10,437	8,827

Calculation basis for deferred tax credits	74,996	78,702

Applicable rate (income tax and social contribution)	34.0%	34.0%

Deferred tax asset on temporary differences	25,499	26,759

Total deferred tax assets	60,082	83,642

Short-term	17,544	9,702
Long-term	42,538	73,940

Total deferred tax assets	60,082	83,642

Tax liabilities	2004	2003
Revaluation
Revaluation reserve	416,421	416,421
Revaluation of land	(14,520)	(14,514)
Realization of revaluation	(42,076)	(16,433)

Calculation basis of deferred tax liabilities	359,825	385,474

Applicable rate (income tax and social contribution)	34.0%	34.0%

Deferred tax liabilities on revaluation	122,341	131,061

Temporary differences
Provision for PIS and COFINS regulatory assets	24,446	—
Financial adjustment of CVA (See Note 8)	26,823	—

Calculation basis of deferred tax liabilities	51,269	—

Applicable rate (income tax and social contribution)	34.0%	34.0%

Deferred tax liabilities on temporary differences	17,431	-

Total deferred tax liabilities	139,772	131,061

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

c)	Estimate for realization of deferred tax assets:

The Company prepared the budget projections that support the estimate for realization of deferred tax assets until 2007. These projections were prepared using assumptions of the Company’s strategic plan, taking into consideration, among others, macroeconomic, operating and market expectations, which were duly approved by the Company’s Board of Directors and Audit Committee. This estimate was significantly impacted by the change in the period and criteria of the amortization of goodwill, mentioned in Note 11.f.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

8	RECOVERABLE COSTS AND DEFERRAL OF GAINS

	Short-term		Long-term
	2004	2003	2004	2003
Assets
Account to offset variations in non-manageable costs
General Agreement of the Electric Energy Sector - Portion “A”
Cost of energy for resale	—	29,628	—	—
Fuel consumption account (CCC)	—	7,179	—	—

	—	36,807	—	—

Rate adjustment for 2004 - Amortized balance
Cost of energy for resale	35,705	33,531	13,329	50,037
Energy development account (CDE)	4,138	2,575	894	5,151
System service charges (ESS)	12,464	6,849	1,480	13,698

	52,307	42,955	15,703	68,886

Rate adjustment for 2005
Cost of energy for resale	6,293	—	9,639	—
Fuel consumption account (CCC)	6,369	—	3,184	—
Energy development account (CDE)	881	—	441	—
System service charges (ESS)	1,836	—	918	—

	15,379	—	14,182	—

Regulatory assets
PIS	—	—	5,776	—
COFINS	—	—	18,670	—

	—	—	24,446	—

Total	67,686	79,762	54,331	68,886

	Short-term		Long-term
	2004	2003	2004	2003
Liabilities
Account to offset variations in non-manageable costs
General Agreement of the Electric Energy Sector - Portion “A”
Global Reversal Reserve (RGR)	—	1,030	—	—
Connection charges	—	235	—	—

	—	1,265	—	—

Rate adjustment for 2004 - Amortized balance
Fuel consumption account (CCC)	4,669	5,769	3,289	11,537

	4,669	5,769	3,289	11,537

Rate adjustment for 2005
Cost of energy for resale	7,384	—	3,692	—

	7,384	—	3,692	—

Total	12,053	7,034	6,981	11,537

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

As of October 26, 2001, ANEEL authorized the recording, as assets, of the incurred non-manageable (Portion “A”) costs that are part of the calculation of the rate readjustment index. These costs are recorded in “Account to offset the variations of items of Portion “A” (CVA)”, are restated by the SELIC interest rate and appropriated to income upon inclusion in billings after the related rate readjustment.

The Joint Ministerial Ordinance 361, of November 26, 2004, that changed of the editorial from Joint Ministerial Ordinance 025, of January 24, 2002, including in “Account to offset the variations of items of Portion “A” (CVA)” the changes occurred between rate readjustments, costs of energy

During 2004, the Company opted to present recoverable costs and deferral of gains separately from the other prepaid expenses and other accounts payable, respectively. Accordingly, to maintain comparability, the balances for the prior year were reclassified.

The amounts presented in the table above comprise three subcategories of the “account to offset the variations of items of Portion “A” (CVA)” and regulatory asset, as follows:

Account to offset the variations of items of Portion “A” (CVA)

a)	General Agreement of the Electrical Sector– Portion “A”

Law 10438, of April 26, 2002, extended the treatment given to the variations of the non-manageable costs for the period from January 1, 2001 to October 25, 2001, and these costs were transferred to the rates for supply of electrical energy through the extraordinary rate increase of 2.9% for residential, rural and public lighting consumers (except for the low income class consumers) and 7.9% for other consumers, without affecting the annual rate readjustment foreseen in the concession contract. The offset of this account started in April 2003, and the balance was fully recovered up to July 2004, as follows:

Amount approved through Resolution 482/02 and 01/04	54,317

Accumulated adjustments	27,876

Total recovered	82,193

b)	Rate adjustment in 2004 – amortized balance

The transfer of the costs paid as from March 19, 2002, which was postponed for 12 months, through Joint Ministerial Ordinance 116, of April 4, 2003, was included in the rate readjustment on April 19, 2004, and realization occurred as from that date.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

c)	Rate adjustment in 2005

The costs as from March 19, 2004 should be included in the rate readjustment in April 2005.

Regulatory Assets

On September 21, 2004, through SFF/SER/ANEEL Circular 1572/2004, the National Agency for Electric Energy (ANEEL) expressed the following understanding about the PIS/COFINS impacts arising from Laws 10637, of December 30, 2002, and 10833, of December 29, 2003:

•	the right to include these costs in the concessionaire’s rates is definitive;

•	these amounts will be recognized by ANEEL and included in the rates, after regulation of the procedures for recognition of such impacts;

•	these amounts should be monetarily adjusted, and after ANEEL validation, they should be included in the rates within no more than three years.

Through SFF/ANEEL Circular No. 302/2005, issued on February 25, 2005, ANEEL defined the accounting entries to record the regulatory assets arising from the increase of the PIS/COFINS tax rates. In 2004, the amount recognized as operating revenues for this regulatory asset was R$ 24,446.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

9	OTHER ACCOUNTS RECEIVABLE

	Short-term		Long-term
	2004	2003	2004	2003
Rents	2,331	5,561	—	—
Sales of properties	1,525	1,488	—	—
Services rendered to third parties	5,383	4,235	4,122	4,015
Advances of 13th month salary, vacation pay and others	935	1,592	—	—
Low-income residential classification	3,426	4,609	—	—
Emergency capacity charge	5,726	5,150	—	—
Global Reversal Reserve (RGR)	1,817	656	—	—
Related party	—	—	660	467
Other	605	389	91	70

Total	21,748	23,680	4,873	4,552

Low income residential classification

Law 10438, of April 26, 2002 extended the possibility for classification of low-income residential consumers, with the benefit of a rate reduction, as prescribed by ANEEL Resolutions 246 and 485, of April 30 and August 29, 2002, respectively. Accordingly, there was a decrease in the Company’s revenue, which was offset by the recording of an equal amount of income, as determined by Official Letter 155/2003SFF/ANEEL, of January 24, 2003. The amount receivable will be recovered through an economic subsidy from the Federal Government, as determined by Law 10604/2002.

Emergency capacity charge

ANEEL Resolution 249 of May 6, 2002 established the criteria and procedures for definition of this charge, related to the contracting of generating or power capacity by Comercializadora Brasileira de Energia Emergencial – CBEE, which will be apportioned to the final consumers of electric energy proportionally to their individual consumption. It does not apply to the residential consumers classified as low-income consumers.

Global Reversal Reserve (RGR)

This is a reserve administered by the Federal Government, as mentioned in Note 15, and the balance of this reserve is the difference between the amount of the annual quota established by ANEEL and the amount due based on the investments effectively made. After review of the annual rendering of accounts by ANEEL, these differences will be offset with the subsequent annual quotas.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

10	INVESTMENTS

	2004	2003
Other investments	940	940

Total	940	940

Represent permanent investments in shares or quotes, based on a cost method.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

11	PROPERTY, PLANT AND EQUIPMENT

a)	Breakdown of balances:

	2004			2003
	Cost or	Accumulated
	revalued	depreciation/
	amount	amortization	Net amount	Net amount
In service
- Operations
Intangible	24,137	(2,086)	22,051	21,677
Land	15,868	—	15,868	15,887
Reservoirs, dams and water mains	412	(12)	400	407
Buildings, civil construction and improvements	16,006	(446)	15,560	15,352
Machinery and equipment	1,129,072	(84,985)	1,044,087	1,057,821
Vehicles	9,569	(2,163)	7,406	7,520
Furniture and fixtures	1,091	(282)	809	942

	1,196,155	(89,974)	1,106,181	1,119,606

- Administration
Intangible	21,459	(4,817)	16,642	12,266
Buildings, civil construction and improvements	398	(15)	383	390
Machinery and equipment	11,893	(3,523)	8,370	9,839
Vehicles	386	(84)	302	331
Furniture and fixtures	480	(46)	434	435

	34,616	(8,485)	26,131	23,261

- Goodwill from the merger of parent company	1,120,266	(631,925)	488,341	504,120

	2,351,037	(730,384)	1,620,653	1,646,987

In construction
- Operation			78,989	43,132
- Administration			1,072	2,081

			80,061	45,213

Total property, plant and equipment			1,700,714	1,692,200

Special liabilities related with the concession of public services of eletric energy			(88,219)	(78,522)

Property, plant and equipment, net			1,612,495	1,613,678

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

b)	Depreciation rates

The average depreciation rate of assets is approximately 3.1% per annum (p.a.) for assets classified under operations and 10.8% p.a. for assets classified under administration.

c)	Special liabilities related to the concession of electric energy for public services

These liabilities refer to amounts received from the consumers for expansion of services, as well as donations not subject to return and subsidies for investments in electric energy distribution activities. The maturity of these liabilities is established by the regulatory agency and settlement will occur at the end of the concession (November, 2027).

The composition of these liabilities is as follows:

	2004	2003
Government subsidies	2,736	—
Consumer payments	82,568	75,607
Other (donations)	2,915	2,915

Total	88,219	78,522

d)	Assets restricted to the concession

According to Articles 63 and 64 of Decree 41019 of February 26, 1957, assets and installations used in the generation, transmission, distribution and sale of electric energy are restricted to these services, and shall not be withdrawn, sold, granted or given as mortgage guarantee without prior and express authorization from the regulatory agency. ANEEL Resolution No. 20/99 regulates the separation of the assets from the concession for Public Electric Energy Service, granting prior authorization for the separation of assets not required for the concession, when a decision is taken to sell, and stipulating that the sale proceeds must be deposited in a bank account restricted for use in the concession.

e)	Revaluation

At the Extraordinary General Meeting held on July 31, 2003, the stockholders approved the revaluation of the Company’s fixed assets, based on an appraisal by the independent expert ADVANCED APPRAISAL Consultoria e Planejamento as of the base date of March 31, 2003, in accordance with corporate legislation and CVM regulations, as well as the recording in June 2003 of the revaluation reserve in the amount of R$ 416,421. Moreover, the Company set up, in long-term liabilities, a provision for deferred income tax and social contribution on the total revaluation, except land, in the amount of R$ 136,648.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

Summary of revaluation:

		Net book
		value
		before	Revaluation
Account	Appraisal	revaluation	increment	Realization	Net
Intangible	35,511	15,725	19,786	(1,935)	17,851
Land	16,266	1,746	14,520	(31)	14,489
Reservoirs, dams and water mains	413	42	371	(13)	358
Building, civil construction and improvements	15,208	7,807	7,401	(278)	7,123
Machinery and equipment	1,072,566	700,687	371,879	(39,265)	332,614
Vehicles	8,560	4,236	4,324	(1,135)	3,189
Furniture and fixtures	1,273	3,133	(1,860)	550	(1,310)

Total	1,149,797	733,376	416,421	(42,107)	374,314

The revaluation of intangibles refers solely to easements, that is, stretches of land through which the concessionaire can carry out all construction, maintenance, conservation and inspection of electric energy transmission lines. They are recorded as intangibles, as determined by the Accounting Manual for Public Services of Electric Energy, through Resolution 444 of October 26, 2001.

f)	Goodwill on the merger of parent company

The goodwill balance recorded in deferred assets up to December 31, 2003 resulted from the merger of the parent company, DOC 3 Participações S.A., into the Company on July 13, 1998, based on the expectation of future profitability and calculated through the methodology of discounted cash flow, which resulted in straight-line amortization of 10.0% p.a.

In accordance with Law 6404/76 and CVM Instruction 247/96, the goodwill was transferred to intangible fixed assets and is being amortized over the remaining period of the concession (see Note 2), based on the curve of projected future results, both changes of which are retroactive to January 1, 2004, in accordance with ANEEL Resolution 166 of July 13, 2004. For comparability purposes, the amount of goodwill originally presented under “Deferred charges” in the financial statements as of December 31, 2003, has been reclassified to “Property, plant and equipment” in these financial statements.

The Brazilian Securities and Exchange Commission (CVM), through Circular CVM/SEP/GEA-1 197 of May 24, 2004, sent to ANEEL, expressed agreement with the change in the amortization period of the goodwill balance and also with the accounting reclassification of the goodwill balance of the deferred asset to intangible fixed assets, subject to the conditions in that Circular.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

12	DEFERRED CHARGES

	2004	2003
Expenditures for system implementation and others	30,330	27,746
Accumulated amortization	(8,702)	(6,163)

Total	21,628	21,583

Expenditures for systems implementation and others refer mostly to the implementation of the new administrative/financial system and are being amortized over the period of 10 years.

13	SUPPLIERS

	2004	2003
Electric energy suppliers
Eletrobrás — Transfer from Itaipu	20,532	22,075
Tractebel Energia	33,099	25,601
AES Uruguaiana Empreendimentos	26,818	22,570
Companhia de Geração Térmica de Energia Elétrica — CGTEE	6,644	5,702
CPFL Comercialização Brasil	4,443	2,747
Companhia Estadual de Energia Elétrica — CEEE	3,120	4,908
Other	1,144	1,068

	95,800	84,671

Grid usage charge
Use of connection	3,691	1,656
Use of basic grid	11,284	9,745
Transportation of energy	860	803

	15,835	12,204

MAE transactions (*)	296	24,000

Material and services	13,786	9,839

Total Suppliers	125,717	130,714

(*) See Note 28.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

14	LOANS AND FINANCING

					2004				2003
		First	Final	Interest -	Current			Long-	Current			Long-
	Index	Installment	maturity	% p.a.	Principal	Charges	Total	term	Principal	Charges	Total	term
Local currency
BRDE	IGPM	8.31.97	9.30.06	12.0	28,080	532	28,612	26,123	11,686	13,215	24,901	46,250
Fundação ELETROCEEE	INPC/TR	8.31.97	7.31.12	9.0	2,890	—	2,890	19,026	1,667	1,065	2,732	20,715
Consumers	—	—	—	—	10,250	—	10,250	2,201	11,094	—	11,094	2,568
Eletrobrás	RGR	5.30.00	8.30.07	6.0 to 9.0	2,524	—	2,524	4,612	1,254	99	1,353	2,752
BNDES — Emergency Support Program	SELIC	3.17.03	2.15.08	1.0	28,269	409	28,678	18,028	27,697	3,134	30,831	42,561
BNDES — FINEM	TJLP	12.15.99	9.15.07	3.5 to 4.5	19,250	295	19,545	69,140	15,030	2,786	17,816	48,154
BNDES — FINEM	UMBNDES	1.15.05	1.15.09	4.5	—	24	24	9,390	—	—	—	—
UNIBANCO	CDI	8.16.04	8.16.07	2.15	—	955	955	40,000	—	—	—	—
Banco Itaú BBA	CDI	7.27.04	4.28.08	1.75	—	3,124	3,124	100,000	—	—	—	—
Banco Alfa	CDI	5.27.04	4.27.05	2.0	30,000	87	30,087	—	—	—	—	—
Banrisul	123.5% of CDI	7.7.03	6.6.05	3.5	3,333	49	3,382	—	6,667	120	6,787	3,333
Banco Santander	CDI	7.27.04	7.23.07	2.0	—	608	608	18,000	—	—	—	—
Banco do Brasil	IRP	6.11.04	9.13.04	14.3	—	—	—	—	10,742	—	10,742	—
FINEP	TJLP	7.15.04	7.15.10	4.0	—	11	11	534	—	—	—	—
Financial Institutions	117.8% of CDI	1.30.03	12.30.04	—	—	—	—	—	55,393	1,066	56,459	—

					124,596	6,094	130,690	307,054	141,230	21,485	162,715	166,333

Foreign currency
Banco Itaú BBA	US$	1.20.04	6.15.05	7.0	6,197	20	6,217	—	13,333	787	14,120	6,747
UNIBANCO	US$	9.15.03	9.15.07	Libor + 7.25	5,309	441	5,750	10,618	2,889	507	3,396	17,335
BankBoston	US$	8.28.00	7.27.05	Libor + 4.7	151,300	1,044	152,344	—	137,237	1,730	138,967	164,684
Swap transactions (see Note 27)					—	36,430	36,430	7,332	—	10,487	10,487	10,179

					162,806	37,935	200,741	17,950	153,459	13,511	166,970	198,945

Total					287,402	44,029	331,431	325,004	294,689	34,996	329,685	365,278

IGPM: General Market Price Index	TJLP: Long-term Interest Rate
INPC: National Consumer Price Index	UMBNDES: BNDES Monetary Unit
TR: Referential Rate	CDI: Interbank Deposit Certificate
RGR: Global Reversal Reserve	IRP: Savings Account Interest Index
SELIC: Special System for Settlement and Custody	US$: U.S. dollar
LIBOR: London Interbank Offered Rate	BNDES — National Bank for Economic and Social Development

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

•	BRDE — refers to a contract for establishing credit assumed by the Company in the process of the split-up and privatization of Companhia Estadual de Energia Elétrica (CEEE). Amortizations are made on a monthly basis, and as a guarantee, the Company offered the proceeds of its energy sales. There are no restrictive and financial covenant clauses for this contract.

•	Fundação ELETROCEEE — refers to a contract for acknowledgement of debt assumed by the Company due to the segmentation of the contract with Companhia Estadual de Energia Elétrica (CEEE). Amortizations are made on a monthly basis and the proceeds from the sale of energy were offered as a guarantee. There are no restrictive and financial covenant clauses for this contract.

•	Consumers — refers to agreements to return amounts advanced by consumers interested in the supply of electric energy to finance their connections and the respective expansion of the electric energy network. These amounts, up to 1998, were returned in four years as from the date of the conclusion of the installation, without interest or monetary adjustments. The advances received after 1998 are returned in one year. There are no restrictive and financial covenant clauses for these contracts.

•	Eletrobrás – used to finance part of the construction of improvement of the electric system, expansion of electric energy distribution networks, improvement of the efficiency of public lighting, rural electrification and the Universal Access Program, having as a guarantee the collection of energy sales. Additionally, there are restrictions on paying or declaring any dividend, or authorizing or carrying out any other distribution during a default in the payment of the obligations established in this contract. The Company does not assume, without express authorization from ELETROBRÁS, new financial commitments which, alone or together, are higher than 5.0% of its fixed assets and/or increase its indebtedness to a level higher than 66.0% of its fixed assets.

•	BNDES – Emergency Support Program — during 2003 and 2002, financing related to the Emergency and Special Program for Financing Support to Public Service Concessionaires of Electric Energy Distribution was released, for the purpose of reestablishing financial equilibrium through the following:

(i)	Financing corresponding to approximately 90.0% of the impacts arising from the General Agreement for the Electric Sector was released in November 2002, in the amount of R$ 48,885, having as a guarantee the proceeds of 5.6% of gross monthly invoicing, net of ICMS, and, in December 2002, the amount of R$ 9,631, having as a guarantee the proceeds of 0.4% of gross monthly invoicing, net of ICMS. There are no restrictive and financial covenant clauses for this contract.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

(ii)	Financing corresponding to CVA not contemplated in the rate readjustment of April 2003, having as a guarantee the proceeds corresponding to 3.18% of the Company’s monthly invoicing. There are no restrictive and financial covenant clauses for this contract.

•	BNDES — FINEM — the main purpose is the investment in expansion and improvement of the Company’s electrical system:

(i)	FINEM (period from 1998 to 2001) — amortizations are made on a monthly basis and the proceeds of the sale of energy were offered as a guarantee in an amount equivalent to 1.4 times the amount of the debt, that is, principal and interest. Additionally, the Company must pay this contract before the distribution of dividends higher than the minimum mandatory dividend or interest on capital. The Company must also maintain the level of capitalization (Stockholders’ equity divided by total assets) equal to or higher than 40.0%.

(ii)	FINEM (period from 2003 to 2005) — amortizations are made on a monthly basis and interest on a quarterly basis. The reserve account (Investment funds long term - see Note 5) and the collection on the sale of energy, in an amount equivalent to 1.4 times the amount of the debt, that is, principal and interest, were offered as guarantee. Additionally, the Company can pay interest on own capital or dividends, in excess of the minimum mandatory dividend, if it proves to the BNDES the maintenance of the following indexes: Net Financial Indebtedness / EBITDA lower than or equal to 3.0 and Net Financial Indebtedness / (Net Financial Indebtedness + Stockholders’ Equity) lower than or equal to 0.5.

•	UNIBANCO – Local currency – used to finance the payment of suppliers, with a 36-month term. Interest accrues at 100.0% of the CDI daily variation plus interest of 2.15% p.a. Principal and interest are amortized quarterly, after an initial 18-month grace period. The contract requires compliance with financial covenants, as follows:

- financial debt divided by EBITDA, equal to or lower than 3.0;
- financial expenses divided by EBITDA, equal to or lower than 0.4;
- financial debt divided by total capital, equal to or lower than 3.0.

•	Itaú BBA – Bank Credit Certificate (CCB) – in April 2004, the Company obtained a loan with Banco Itaú BBA in the amount of R$100,000, the objective of which is the supply of resources necessary for the Company’s operation. Financial charges correspond to 100.0% of the Interbank Deposit Certificate (CDI) plus interest of 1.75% p.a. This loan has a grace period of 24 months, and subsequent amortizations will be made on a monthly basis. The loan is backed by sureties from CPFL Energia S.A. and Ipê Energia Ltda. and receivables in the amount of R$38,000.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

There are restrictive clauses regarding the change or adjustment of the capital composition; any change, transfer or direct or indirect assignment of the shareholding control; or incorporation, merger, or split-off without previous and express agreement of the creditor.

Additionally, this loan requires compliance with financial covenants, as follows:

-	EBITDA divided by net financial expenses — equal to or higher than 1.6.

-	Net indebtedness divided by EBITDA — equal to or lower than 2.7.

•	Banco Alfa – this loan, with a 12-month term, is intended to finance the Company’s working capital with a grace period of the principal of 8 months, and four monthly amortizations. There is no grace period related to the payment of monthly interest. The proportional sureties of the stockholders were given as guarantee. There are no restrictions or financial covenants.

•	Banrisul — used to refinance the Company’s working capital. The principal and monthly interest are repayable in 18 installments, after a six-month grace period. This loan is not guaranteed, and there are no restrictive or financial covenant clauses.

•	Banco Santander – used to finance the Company’s working capital, with a total term of 36 months, including 18 months as a grace period. Subsequent principal and interest installments will be paid on a quarterly basis, with financial charges corresponding to 100.0% of the CDI plus interest of 2.0% p.a. The contract requires compliance with financial covenants, as follows:

-	EBITDA divided by financial expenses paid — equal to or higher than a 2.0;

-	Financial debt divided by EBITDA — equal to or lower than 3.5.

•	Banco do Brasil — to finance the sale of inputs (electrical energy) for the agribusiness area, released in two tranches, with amortization of principal and interest in the months of June and September 2004. The loan is backed by bank guarantees. There are no restrictive and financial covenant clauses for this contract.

•	FINEP – used to partially finance the expenses for studies and research and development projects for optimization of the distribution network performance. The contract has a term of 49 months, with a grace period for the principal of 26 months and quarterly interest during the grace period, and monthly interest thereafter, having as a guarantee the proceeds of the sale of energy. There are no restrictive and financial covenants clauses for this contract.

•	Financial institutions — refers to financing of working capital and other similar short-term loans, backed by promissory notes. There are no restrictive and financial covenant clauses for these contracts.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

•	Banco Itaú BBA — Resolution 2,770 — to finance the working capital of the Company through Brazilian Central Bank Resolution 2,770, with principal and interest amortizations due in 18 installments, as from January 2004, and promissory notes as a guarantee. There are no restrictive and financial covenant clauses for this contract.

•	UNIBANCO – Foreign currency — refers to the passthrough of a line of credit to finance investments in the period from 2002 to 2004, through resources from Deutsche Investitions – DEG. The principal and interest amortizations are semi-annual and in the months of March and September. Receivables and a reserve account (CDB — with currency swap; see Note 5) were pledged in guarantee. There are no restrictive clauses. Additionally, this loan requires compliance with financial covenants, as follows:

-	EBITDA divided by interest paid plus net amortizations of the debt — equal to or higher than 1.05;

-	total debt divided by EBITDA — equal to or lower than 3.5 (2003), 3.0 (2004) and 2.5 (2005 to 2007);

-	interest paid divided by EBITDA — equal to or lower than 0.4;

-	total debt — equal to or lower than R$800,000,

•	BankBoston — refers to the raising of funds in May 2000 by Sul Geradora Participações S.A., through a pre-export advance arrangement in the amount of US$190,000 thousand (R$351,818), guaranteed by the surety of Rio Grande Energia S.A. and letters of guarantee. The payment of interest is made on a quarterly basis, and amortization of the principal will be between 2002 and 2005. In case of default on payment, dividends will be prohibited. Additionally, this loan requires compliance with financial covenants calculated based on the consolidated information, as follows:

-	EBITDA divided by financial expenses paid — equal to or higher than 1.8 (up to the first quarter of 2002), and 2.0 (for other quarters);

-	indebtedness divided by the capital structure — equal to or lower than 0.6 (up to the fourth quarter of 2003) and 0.55 (for other quarters);

-	indebtedness divided by EBITDA — equal to or lower than 4.5 (up to the second quarter of 2002), 4.3 (up to the third quarter of 2002), 3.75 (up to the first quarter of 2003), and 3.5 (for other quarters)

There are no incidents of non-compliance as of December 31, 2004, with any financial covenants related to contracts signed by the Company and its subsidiary.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

Long-term installments will fall due as follows:

Maturity	2004	2003
2005	—	261,262
2006	151,965	63,706
2007	123,388	27,285
2008	37,710	3,230
2009	3,869	2,732
2009 onwards	8,072	7,063

Total	325,004	365,278

15 REGULATORY FEES

	2004	2003
Global Reversal Reserve (RGR)	2,545	3,381
Inspection fee — ANEEL	260	155
Energy development account (CDE)	2,567	1,827
Fuel consumption account (CCC)	5,847	1,201

Total	11,219	6,564

The Global Reversal Reserve (RGR) is a reserve fund managed by Eletrobrás, as a Federal Government agency, to provide funds for payments to concessionaires upon the expiration of their concessions, when the Company will be reimbursed for the amount of the net permanent assets recorded in its books. On January 3, 1996, Decree 1771 set forth the RGR fee at 2.5% of assets in service, limited to 3.0% of total operating revenue, less ICMS.

The energy development account (CDE) is a contribution made by the Company which aims to finance energy development in the states and the competitiveness of the energy produced from alternative sources of energy, such as aeolian (wind) sources, small hydroelectric plants, biomass, natural gas and domestic coal, in areas served by the interconnected systems, as well as promoting universal access to electrical energy service in the entire country.

The fuel consumption account (CCC) is a contribution made by the Company to finance the cost of fuel used in thermo-electric generation in the Brazilian electrical energy system.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

16 ACCOUNTS PAYABLE FOR RETIREMENT INCENTIVES

As required by the privatization notice, the Company is responsible for the payment of benefits. In addition to retirement payments owed, for years of service granted by the National Institute of Social Security (INSS) to the unvested participants of Fundação CEEE de Seguridade Social (ELETROCEEE). Accordingly, the Company provided the amount, arising from actuarial calculations, of future payments to be made as complements to the salaries to be paid to the participants or passed on to Fundação CEEE, adjusted to present value at the rate of 12.0% p.a., as follows:

	2004
	Original gross	Present value
Description	amount	adjustment	Net	Long-term balance	Short-term balance
Complement for retirement	29,628	(7,983)	21,645	15,760	5,885
Contribution to the fund	3,367	(906)	2,461	1,791	670

Total	32,995	(8,889)	24,106	17,551	6,555

	2003
	Original gross	Present value
Description	amount	adjustment	Net	Long-term balance	Short-term balance
Complement for retirement	33,433	(9,775)	23,658	17,665	5,993
Contribution to the fund	3,911	(1,143)	2,768	2,066	702

Total	37,344	(10,918)	26,426	19,731	6,695

     The long-term balance of the complement for retirement will fall due as follows:

	2004
	Complement for
Maturity	retirement	Contribution to fund	Total
2006	4,655	530	5,185
2007	3,657	416	4,073
2008	2,811	319	3,130
2009	1,994	226	2,220
After 2009	2,643	300	2,943

Total	15,760	1,791	17,551

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

Through an independent actuarial company, the Company carried out the valuation of the benefit plan in accordance with CVM Deliberation 371 of December 13, 2000, opting for the recognition of the actuarial liability in expense during the years 2002 to 2006, or over the remaining time of service or remaining life of the employees, if shorter.

The pension supplement is a defined benefit plan with a benefit level equal to 100% of the average of the last 36 salaries, including the Social Security benefit, with segregated net assets managed by ELETROCEEE (as a closed pension plan entity).

The main results of the actuarial evaluation are as follows:

a) Reconciliation of assets and liabilities:

	2004	2003
Present value of actuarial liabilities	(106,641)	(103,980)
Fair value of the plan assets	124,928	103,246

Actuarial assets (liabilities) — net	18,287	(734)

Adjustments for permitted deferrals
Unrecognized actuarial gains	(28,301)	(12,627)
Unrecognized initial actuarial liability	5,084	7,625

Net actuarial liability recognized in the balance sheet — Other accounts payable	(4,930)	(5,736)

b) Changes in assets and liabilities:

	2004	2003
Changes in the plan assets
Fair value at the beginning of the year	103,246	70,675
Sponsor contributions	2,406	2,295
Participants’ contributions	1,241	1,106
Effective yield of assets	20,464	30,696
Benefits paid in the year	(2,429)	(1,526)

Fair value of assets at the end of the year	124,928	103,246

Changes in the plan liabilities
Liabilities at the beginning of the year	(103,980)	(89,159)
Gross cost of current service	(796)	(2,360)
Interest on actuarial liability	(11,684)	(8,372)
Actuarial gains (losses)	7,390	(5,615)
Benefits paid in the year	2,429	1,526

Liabilities at the end of the year	(106,641)	(103,980)

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

c) Expense recognized in the statement of income:

	2004	2003	2002
Cost of current service	796	2,360	2,596
Contributions expected from participants	(1,391)	(1,223)	(1,345)
Interest on actuarial liabilities	11,684	8,372	7,109
Earnings expected on the plan assets	(11,774)	(6,636)	(5,915)
Amortization of initial actuarial liability	2,541	2,541	2,541
Recognition of actuarial gains	(256)	(428)	—

Expenses allocated according to CVM	1,600	4,986	4,986

Sponsor contribution (effectively appropriated)	2,406	2,295	1,941

Total recognized (income)	(806)	2,691	3,045

d) Demographic, financial and economic assumptions in 2004 and 2003:

Nominal interest rate (discount rate) to determine cost of current service and total actuarial liabilities	11.3% p.a.
Yield expected on plan assets	11.3% p.a.
Salary increase rate	7.1% p.a.
Index for readjustment of benefit granted	5.0% p.a.
Turnover rate	[0.3 ÷(t+1) ] where t=time of service
General mortality table	UP-84
Disability table	Light-Medium (ix)
Table of mortality of disabled	IAPB-55/57 (qix)
Table of mortality of active employees	Hamza method from amounts adopted for qx/ix/qix
Actuarial evaluation method	Projected unit credit

The summary of the participants and surviving spouses’ basic statistics was obtained based on the data up to November 30, 2004, and estimated for December 31, 2004.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

17 TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	2004	2003
ICMS — Value Added Tax on Sales and Services	23,554	23,145
PIS — Social Integration Program	1,605	1,258
COFINS — Social Contribution on Revenues	7,391	4,426
CSLL — Social Contribution on Net Income	11,037	—
IRPJ — Corporate Income Tax	29,826	—
Other	1,869	1,312

Total	75,282	30,141

18 DIVIDENDS

a) At December 31, 2004, dividends arising from net income were calculated as follows:

Proposed dividends
Net income for the year	40,233
Adjustment to financial statements
Reversal of amortization of deferral of tax losses (See Note 3)	(9,481)

Net income for the year — adjusted	30,752

Legal reserve (5.0%)	(1,538)
Realization of revaluation reserve	16,951

Calculation basis for minimum dividends	46,165

Statutory minimum dividends	11,757
Remaining balance	34,408

Proposed dividends	46,165

In accordance with the Company’s by-laws, the stockholders are entitled to a minimum compulsory dividend of 25% of the net income for the year, adjusted in accordance with the requirements of Brazilian corporate legislation. The holders of preferred shares have priority in the distribution of a non-cumulative dividend, 10% higher than that attributed to each common share. Disposition of the remaining net income will be determined at the Annual General Meeting.

At December 31, 2004, dividends per share amount to R$ 0.064 for preferred shares and R$ 0.058 for common shares.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

b)	Preferred shares were formerly entitled to the receipt of a fixed and cumulative dividend of 13.0% p.a. applied on the issue price of the shares, which may be paid from the capital reserve, in accordance with Brazilian Corporate Law.

The fixed and cumulative dividend was calculated as follows:

Fixed cumulative dividend	2000	2001	2002	2003		2004
Preferred shares — in thousands
Number of shares	150,000	144,738	144,738	144,738		—
Redemption of shares	(5,262)	—	—	—		—

Balance	144,738	144,738	144,738	144,738		—
Price per share — R$	4	4	4	4		—

Basis for fixed dividends	578,952	578,952	578,952	578,952		—

Dividend - 13.0% p.a.	75,263	75,263	75,264		(i)	(ii)
Balance of fixed dividends declared and not paid	—	75,263	137,828	212,374		211,301
Paid dividends	—	(12,698)	(718)	(1,073)		(51,000)
Partial capitalization of fixed dividends declared and not paid	—	—	—	—		(141,714)
Partial waiver of unpaid fixed dividends	—	—	—	—		(18,000)

Total dividends payable	75,263	137,828	212,374	211,301		587

(i)	At the General Meeting of Preferred Stockholders held on December 18, 2003, preferred stockholders unanimously approved the unilateral waiver to the receipt of the fixed and cumulative dividend in the amount of R$ 75,263 (R$ 0.52 per share) related to 2003. This waiver is irrevocable and binds all preferred stockholders.

(ii)	At the General Meeting of Preferred Stockholders held on October 4, 2004, the following matters were approved:

•	Change of the characteristics of the preferred shares, replacing the statutory estimate of redemption and payment of fixed and cumulative dividends of 13.0% p.a. on the issue price with the receipt of dividends 10.0% higher than the amount attributed to the common shares, subject to the existence of profit to be distributed in accordance with legislation in force;

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

•	Capitalization of the balance of unpaid fixed and declared dividends, accumulated from 1998 to 2003, in the amount of R$ 211,301, less “positive balance of financial flow” related to 2003 in the amount of R$ 69,587, calculated according to ANEEL Resolution 166;

•	the unanimous waiver of the receipt of R$ 18,000 corresponding to a part of the unpaid fixed and declared dividends, accumulated from 1998 to 2003.

19 RELATED PARTIES

The main transactions with related parties are as follows:

	2004	2003
Assets
Cash
Bradesco	544	1,268
Financial investments
Bradesco	1,829	1,709
Prepaid expenses
Prepaid interest Votorantim C.T.V.M.	1,423	2,213
Other accounts receivable
CPFL — Companhia Paulista de Força e Luz	660	467

Liabilities
Suppliers
CPFL — Comercialização Brasil Ltda	4,443	2,747
CPFL — Companhia Paulista de Força e Luz	48	—
CBA — Companhia Brasileira de Alumínio	98	4
Swap transactions
Banco Votorantim	26,800	11,772

Statement of operations	2004	2003	2002
Cost of electric energy	(36,012)	(10,259)	—
Cost of operation — material	(2,724)	(898)	(74)
Operating expenses	(84)	—	—
Earnings from financial investments	2,809	176	580
Financial income (expenses) — swap transactions	(18,180)	(105,492)	93,903
Other financial expenses	(255)	(181)	(114)

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

20 PROVISION FOR CONTINGENCIES

	2004
Nature	Remote	Possible	Probable	Total	Provision	Judicial deposit
Labor	1,001	3,994	5,438	10,433	5,438	7,900
Civil	15,236	50,181	5,619	71,036	4,227	28
Tax	41,085	208,452	24,155	273,692	24,155	4,042
Regulatory	—	4,561	6,842	11,403	6,842	4,561

Total	57,322	267,188	42,054	366,564	40,662	16,531

	2003
Nature	Remote	Possible	Probable	Total	Provision	Judicial deposit
Labor	798	3,076	4,223	8,097	4,223	6,252
Civil	13,997	33,027	3,395	50,419	1,900	23
Tax	—	15,081	24,477	39,558	26,139	4,057

Total	14,795	51,184	32,095	98,074	32,262	10,332

All claims that reflect probable contingencies are adequately provided for, according to an evaluation of the Company’s legal advisors and Directors. In the process of analysis, the real status of the contingency was considered, the financial risk involved was evaluated and the amounts that may affect the Company’s equity were provided for.

The cases under analysis comprise: (i) labor, (ii) civil, (iii) tax and (iv) regulatory, details of which are as follows:

(i)	The number of labor lawsuits totals 3,389, relating to labor rights such as overtime, risk premium, on-call indemnity, recognition of employment relationship, among others. Of the total labor claims, approximately 93.8% relate to former employees of Companhia Estadual de Energia Elétrica (CEEE), who have never worked for the Company or had their contracts transferred. For the other lawsuits, 2.3% arise from employees contracted by the Company and 3.9% from claims filed by employees of third parties working on outsourced activities.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

(ii)	Civil lawsuits include: damages to appliances caused by electrical networks; illegal increase in rates; energy interruption; reimbursement of amounts overpaid at the time of the Cruzado Plan (1985); cancellation of debts charged based on consumption recovery; general damages caused by the electrical network, among others. There are a total of 2,558 lawsuits, of which approximately 177 are considered significant. The Company has an insurance policy of R$ 6,000 (R$ 6,500 at December 31, 2003) to cover civil liability risk. Probable losses amount to R$ 5,619 at December 31, 2004 (R$ 3,395 at December 31, 2003), however, considering the contractual terms of the insurance policies, there is coverage for the amount of R$ 1,392 at December 31, 2004 (R$ 1,495 at December 31, 2003). Because of this, the Company made a provision for the probable losses not covered by insurance. Additionally, the Company has environmental cases regarding alleged illegal cutting of trees by the Company due to risks to electricity networks and consumers.

(iii)	Among the main tax actions, the following are highlighted:

•	In December 2004, the Company was assessed by the Federal Revenue Secretariat (SRF), the main matters of which were:

a)	IRPJ and CSLL on the period prior to the change of the goodwill amortization term (see Note 11.f);

b)	fine for the non-payment of Withholding Income Tax (IRRF) on charges calculated on the loan contracts between the Company and its wholly-owned subsidiary Sul Geradora Participações S.A.;

c)	PIS and COFINS on the financial restatement of the account to offset variations of non-manageable costs (CVA) based on the SELIC;

d)	IRPJ and CSLL on the differences in depreciation rates between the revaluation appraisal and ANEEL rates.

•	Assessment notice from the INSS on joint liability relating to service providers on construction work.

•	Assessment notice from the Federal Revenue Secretariat (SRF) relating to a fine on the spontaneous declaration of debt for PIS/COFINS.

•	Request to cancel the effect of the SRF’s decision to consider the deductibility, for the purpose of the calculation of income tax and social contribution, of the amounts relating to the complement to the retirement payment for the Company’s retired employees (beneficiaries of Fundação ELETROCEEE).

•	Collection of tax for the use of land by the municipalities and other state authorities.

•	Non-payment of PIS and COFINS on financial income of the wholly-owned subsidiary Sul Geradora Participações S.A., through court order for injunction with suspensive effect. The Company reclassified the amount of R$ 3,228, related to 2003, from other accounts payable to provisions for contingencies, both in long-term liabilities, to maintain the comparability of balances.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

(iv)	The main causes of a regulatory nature are:

•	Failure to submit for ANEEL approval the amendment to the loan contract between the Company and its wholly-owned subsidiary Sul Geradora Participações S.A., changing the index of finance charges. The loan contract was subject to charges calculated up to January 31, 2002, based on the TJLP plus interest of 1.5% p.a., and as of February 1, 2002, charges are calculated based on 105.0% of the CDI; and

•	Failure to submit for ANEEL approval the Company’s guarantee of the loan taken by its wholly-owned subsidiary, Sul Geradora Participações S.A. with BankBoston, as mentioned in Note 14.

21 STOCKHOLDERS’ EQUITY

At December 31, 2004 and 2003, capital comprises 775,425,823 shares, of which 630,688,323 are common nominative shares with no par value and 144,737,500 are preferred shares. The Company holds 444,837 common shares in treasury, acquired in 1998, at the average price of R$ 1.08 per share. These shares are intended for future sale or cancellation.

The composition of stockholders is as follows:

Stockholders	Common	%	Preferred	%	Total	%
Cia. Paulista de Força e Luz	423,277,558	67.1	96,491,667	66.7	519,769,225	67.0
Ipê Energia	205,095,210	32.5	48,245,833	33.3	253,341,043	32.7
521 Participações	50,000	—	—	—	50,000	—
VBC Energia	50,000	—	—	—	50,000	—
Board of Directors	1,018	—	—	—	1,018	—
Treasury shares (RGE)	444,837	0.1	—	—	444,837	0.1
Other	1,769,700	0.3	—	—	1,769,700	0.2

Total shares	630,688,323	100.0	144,737,500	100.0	775,425,823	100.0

The book value per thousand shares at December 31, 2004 is R$ 1,427.77 (R$ 1,229.45 at December 31, 2003).

At the Extraordinary General Meeting held on October 4, 2004, the stockholders approved changes in the preferred shares characteristics, as follows:

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

2003		2004
•	Have no voting rights.	•	Have no voting rights.

•	Are entitled to the receipt of a fixed and cumulative dividend of 13.0% p.a. on the issue price, which may be paid from the capital reserve, in accordance with Brazilian Corporate Law.	•	Are entitled to the receipt of a dividend of 10.0% higher than that attributed to common shares, subject to the existence of profit to be distributed in accordance with legislation in force.

•	Are redeemable in up to 15 years, at the option of the Company, including through the use of a capital reserve, as prescribed by Brazilian Corporate Law.	•	Will have priority in the reimbursement of capital in case of liquidation of the Company.

•	Redemption of preferred shares will be made at the issue price of the shares, restated from the date of subscription up to the effective date of payment of redemption, based on the Long-term Interest Rate (TJLP) plus a spread of 1.5% p.a., both calculated based on pro rata die, less dividends paid. The restated price of shares up to December 31, 2003, according to the above criteria, is R$ 551,175.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(All amounts in thousands of reais unless otherwise indicated)

22 SUPPLY AND DISTRIBUTION OF ELECTRICAL ENERGY

	Number of consumers (*)			GWh (*)			Revenues
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Consumers
Residential	805,276	790,201	758,549	1,437	1,419	1,406	584,331	506,771	410,281
Industrial	30,152	29,784	29,069	2,813	2,564	2,412	654,587	508,596	372,723
Commercial	93,873	92,916	91,446	801	766	741	311,821	260,535	198,421
Rural	131,300	127,775	135,234	838	810	809	124,737	103,379	84,349
Government	9,976	9,902	9,824	112	107	105	45,264	37,504	28,027
Public lighting	253	252	247	230	235	234	46,608	42,070	33,799
Public service	1,357	1,366	1,388	186	184	179	48,692	40,805	30,818
Own consumption	91	79	82	1	1	1	—	—	—

Supply billed	1,072,278	1,052,275	1,025,839	6,418	6,086	5,887	1,816,040	1,499,660	1,158,418

Other
Supply unbilled for the year	—	—	—	—	—	—	53,517	48,883	35,201
Supply unbilled for the prior year	—	—	—	—	—	—	(48,883)	(35,201)	(33,673)
Agreement for the reimbursment of unrestricted energy	—	—	—	—	—	—	—	78	11,026
Emergency capacity charge	—	—	—				42,122	39,222	17,821

Total energy supply	1,072,278	1,052,275	1,025,839	6,418	6,086	5,887	1,862,796	1,552,642	1,188,793

Energy distribution	6	6	7	299	291	438	27,157	22,333	20,376
Income for providing electrical network access	—	—	—	—	—	—	893	619	—
Other	—	—	—	—	—	—	17,918	15,506	10,468

Total	1,072,284	1,052,281	1,025,846	6,717	6,377	6,325	1,908,764	1,591,100	1,219,637

(*) Unaudited

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

23	COST OF ELECTRICAL ENERGY

	GWh (*)			R$
	2004	2003	2002	2004	2003	2002
Electric energy purchased for resale
Suppliers
Companhia Estadual de Energia Elétrica — CEEE	461	690	920	24,854	36,257	39,655
Companhia de Geração Térmica de Energia Elétrica — CGTEE	604	678	753	41,384	44,099	40,081
Eletrobrás — Transfer from Itaipu	1,475	1,475	1,469	123,708	137,797	148,558
Tractebel Energia	3,451	3,165	2,961	295,537	236,919	152,741
AES Uruguaiana Empreendimentos	1,152	1,152	1,146	116,427	105,350	96,540
CPFL Comercialização Brasil	495	138	—	36,012	10,259	—
Other	73	2	38	1,442	1,108	27,865

	7,711	7,300	7,287	639,364	571,789	505,440
Variation of costs of Portion “A” — CVA	—	—	—	53,519	21,094	(60,085)

	7,711	7,300	7,287	692,883	592,883	445,355

Charges for the use of electric network
Basic network charges	—	—	—	84,895	76,676	55,368
Itaipu transportation charges	—	—	—	6,826	6,267	5,115
Connection charges	—	—	—	25,395	13,547	10,845

	—	—	—	117,116	96,490	71,328
Variation of costs of Portion “A” — CVA	—	—	—	12,371	(21,197)	(8,582)

	—	—	—	129,487	75,293	62,746

Total	7,711	7,300	7,287	822,370	668,176	508,101

(*) Unaudited

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

24	OPERATING EXPENSES

	2004	2003	2002
Selling
Personnel	16,029	13,078	11,217
Material	774	832	622
Third-party services	10,569	8,658	8,273
Leasing and rents	27	12	115
Depreciation and amortization	6,792	4,720	3,748
Allowance for doubtful accounts	10,762	10,577	3,287
Energy research and efficiency	431	—	—
Telecommunications and data transmission	3,567	2,904	2,054
Marketing and advertising	—	23	2
Indemnity to consumers	1,178	830	610
Other	1,605	560	422

	51,734	42,194	30,350

General and administrative
Personnel	20,261	22,422	20,636
Managers	2,312	745	562
Material	278	354	581
Third-party services	14,137	9,940	8,479
Leasing and rents	2,793	1,788	1,486
Depreciation and amortization	6,007	5,283	4,424
Investments in culture	3,051	4,587	4,337
ANEEL inspection fee	2,894	1,889	1,609
Research and energy efficiency	3,762	4	—
Provision for contingencies	7,343	2,413	(2,531)
Telecommunications and data transmission	1,991	1,166	651
Insurance	966	574	457
Marketing and advertising	1,170	1,307	1,060
Other	1,972	1,400	401

	68,937	53,872	42,152

Goodwill amortization	15,779	112,027	112,027

Total	136,450	208,093	184,529

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

25	FINANCIAL INCOME AND EXPENSES

	2004	2003	2002
Financial income
Yield from financial investments	10,528	6,591	2,922
Interest on arrears	23,410	18,718	14,141
Monetary variations	1,565	2,714	591
Other	1,392	1,329	337

Total	36,895	29,352	17,991

	2004	2003	2002
Financial expenses
Debt charges	(69,829)	(80,694)	(49,155)
Bank expenses	(1,949)	(1,331)	(227)
Monetary variations	(14,031)	(16,939)	(24,650)
Exchange rate variations	—	—	(331)
Debt charges on foreing currency liabilities, net of results from swaps	(26,650)	(55,222)	(47,607)
CPMF tax	(9,745)	(6,986)	(5,796)
Other	(4,389)	(6,574)	(17,742)

Total	(126,593)	(167,746)	(145,508)

Financial expenses, net	(89,698)	(138,394)	(127,517)

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

26	NON-OPERATING INCOME AND EXPENSE

	2004	2003	2002
Non-operating income
Gain on disposal of fixed assets	356	637	1,113
Gain on deactivation of fixed assets	277	—	—
Other	824	31	1,110

Total	1,457	668	2,223

Non-operating expense
Loss on disposal of fixed assets	(392)	(1,569)	(2,257)
Loss on deactivation of fixed assets	(13,684)	(5,348)	(5,720)
Other	(558)	(64)	(384)

Total	(14,634)	(6,981)	(8,361)

Non-operating expense, net	(13,177)	(6,313)	(6,138)

27	FINANCIAL INSTRUMENTS

The Company and its subsidiary company utilize financial instruments, the risks of which are managed through strategies of financial positions and systems to control limits of exposure. All instruments are fully recognized in the accounting records and are limited to the following:

a)	Exchange rate fluctuation risk

The Company’s results are significantly affected by exchange rate fluctuation risks, since the Company and its wholly-owned subsidiary Sul Geradora Participações S.A., have financing in foreign currency (see Note 14). In order to reduce this type of risk, in January 2002, the Company contracted swap agreements to exchange the indexation, interest rate and spread to the CDI rate for the remaining amounts of the principal and interest. The financial instrument covers the risk of exchange rate fluctuation through a contracted notional amount plus a coupon interest rate in U.S. dollars to be received during the maturity term of debt, so that on the maturity dates, the amounts in U.S. dollar relating to the debt and swap will be equivalent. The income arising from the coupon is accrued up to the year end date, in view of the intent not to liquidate the swap contracts before the respective maturity terms of the debt.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

Net exposure in comparison to the fair value of the swap agreements based on the market quotation at the date of the balance sheet.

	Book value		Fair value
	2004	2003	2004	2003
Loans and financing in foreign currency	174,929	345,249	174,929	345,249

Gross receivable — US dollars, fixed interest	183,689	374,288	180,648	363,921
Gross payable position — local currency, CDI rate	(227,451)	(394,954)	(218,616)	(372,977)

Net payable position	(43,762)	(20,666)	(37,968)	(9,056)

In its operating activities, the Company also has exposure to exchange rate fluctuations from the purchase of energy corresponding to R$ 20,532 at December 31, 2004 (R$ 22,075 at December 31, 2003), however, currently the system for rate readjustment allows an automatic recovery of these costs (compensation account), as mentioned in Note 8.

b)	Credit risk

The Company has a strict policy to evaluate the credit risk of the financial institutions with which it operates. Such policy emphasizes the risk classification by specialized agencies and the dispersal of its financial investments among various financial institutions.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

28	PURCHASE AND SALE OF SHORT-TERM ELECTRIC ENERGY WITHIN THE WHOLESALE ENERGY MARKET (MAE)

The short-term amounts of purchase and sale of electrical energy have been provided based on estimates prepared by the Company’s management and adjusted when the various entries made by the Wholesale Energy Market (MAE) are disclosed. Shown below are the recordings and settlements of the short-term market:

a)	Recordings disclosed by the MAE up to December 31, 2004:

	System Service		Sales
Month / Year	Charges (ESS)	Purchase costs	revenue	Net result
Sept to Dec/2000	—	(11,558)	—	(11,558)
Jan to Dec/2001	(12,506)	(14,255)	2,142	(24,619)
Jan to Dec/2002	806	(17,718)	11,952	(4,960)
Jan to Dec/2003	(6,343)	(1,067)	436	(6,974)
Jan to Dec/2004	(3,387)	(3,031)	808	(5,610)

Total	(21,430)	(47,629)	15,338	(53,721)

b) MAE balance less settlements up to December 31, 2004:

	Accumulated up to		Balance at
Transaction	12/31/2004	Settlements	12/31/2004
System Service Charges (ESS)	(21,430)	21,430	—
Purchase costs	(47,629)	47,333	(296)
Sales revenue	15,338	(15,338)	—

Total	(53,721)	53,425	(296)

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

29	INSURANCE

The Company maintains insurance coverage for the Company’s main assets in use amounting to R$ 32,409, as follows:

		Insured
Risks	Validity	amount
Risks - substations	Mar 30, 2004 to Mar 31, 2005	7,000
Risks - stores and warehouses	Mar 30, 2004 to Mar 31, 2005	14,000
Sundry risks	Mar 30, 2004 to Mar 31, 2005	4,409
Civil liability	Mar 30, 2004 to Mar 31, 2005	6,000
Elective liability (RCF) - vehicles	Mar 30, 2004 to Mar 31, 2005	1,000

Total		32,409

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

30	ANEEL RESOLUTION No. 166 OF JULY 13, 2004

ANEEL established the following main obligations, through Ratifying Resolution 166/2004, as part of the process for approval of the merger of the parent company DOC 3 Participações S.A. into Rio Grande Energia S.A., approved at the Extraordinary General Meeting held on October 4, 2004, when the Company’s by-laws were changed:

•	amendment to Concession Contract 13/97 in order to include the requirements of the Ratifying Resolution mentioned above, specifying the penalties applicable in the event of non-compliance up to 2.0% of the Company’s billing. The First Amendment to the Concession Contract was signed on November 22, 2004;

•	adjustment of the amortization curve of the goodwill balance approved at the Extraordinary General Meeting held on June 28, 2004, to the amortization curve mentioned in Attachment I of Resolution 166 (see Note 11.f);

•	change in the benefits of preferred shares issued by the Company (see Note 21), replacing the statutory estimate of redemption and payment of fixed and cumulative dividends for the receipt of dividends 10.0% higher than the amount attributed to the common shares, subject to the existence of profit to be distributed in accordance with legislation in force; and priority in the reimbursement of capital, in case of liquidation;

•	capitalization of the balance of fixed and declared dividends not paid (see Note 18), less “positive balance of the financial flow”;

•	the stockholders assumed the commitment to maintain the counter-guarantee mentioned in item IV of Article 1 of the Resolution, either directly or indirectly, up to the total settlement of the transaction with BankBoston (see Note 14), in proportion to their corresponding shareholding in the Company’s capital. In compliance with this item, the Company’s controlling stockholders, CPFL Energia S.A. and Ipê Energia Ltda., signed on October 6, 2004, a Contract for Counter-Guarantee, becoming guarantors of all and any liabilities concerning the transaction with BankBoston (see Note 14). The guarantee was proportional to the holdings of the Company’s controlling stockholders;

•	additionally, ANEEL established through this Resolution the preparation of the financial flow of this merger until the total amortization of the debt with BankBoston (see Note 14), in order to guarantee the impartiality of the merger effects, observing the following procedures in preparing such financial flow:

(i)	record as “inflows” the effective benefits of the income tax and social contribution (IRPJ and CSLL) arising from the amortization of goodwill and interest from the merger, as well as the profits that were not distributed to the controlling stockholders, as interest on capital or dividends;

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

(ii)	record as “outflows” the payments for amortization of principal and charges on the debt due assumed to the merger, as well as fixed dividends, redemption of preferred shares and the capital increase in Sul Geradora Participações S.A.;

(iii)	remunerate the balances of the “inflows” and “outflows” based on the interest rate for the assumed debt.

In the case of a negative financial flow, the Company’s controlling stockholders should transfer resources in an equivalent amount in up to 60 days as from the date of the stockholders meeting, maintaining the minority stockholders’ holdings unchanged. The controlling stockholders can withhold the dividends entitled to them for negative financial flow transfer purposes. If the financial flow has a positive balance, the same will be used for a possible offset in a subsequent period.

ANEEL Resolution No. 166 also establishes the elimination of Rio Grande Energia’s holding in the capital of Sul Geradora Participações, up to September 16, 2005, according to the term included in Article 20 of Law No. 10848 of March 15, 2004, under conditions to be submitted for the prior approval of ANEEL, so that the concessionaire does not have any lien or obligation related to the wholly-owned subsidiary.

The CVM, through Circular CVM/SEP/GEA-1 No. 197 of May 24, 2004, sent to ANEEL, expressed agreement with a draft of the terms of the ANEEL resolution.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

31	SUBSEQUENT EVENTS

a)	At the Extraordinary General Meeting held on April 13, 2005, the stockholders unanimously approved, without any restrictions, the issue of simple, unsecured, nonconvertible debentures for subscription by the public, with the following characteristics:

•	Face value and characteristics: The face value will be up to R$ 230,000 and the debentures will not be convertible into shares and they will be nominal and book-entry debentures.

•	Series number and remuneration: Two series. The 1st Series debentures will be entitled to a remuneration that includes the restatement of the face value based on the variation of the General Market Price Index published by the Getúlio Vargas Foundation, plus interest at a rate to be defined in bookbuilding, provided that the maximum rate of 9.90% per annum is observed. The 2nd Series debentures will be entitled to a remuneration that will be defined in bookbuilding, subject to a maximum rate of 107% of the accumulation of the daily average rates of the one day “over extra group” Interbank Deposits (DI), calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (CETIP), base 252 days, expressed as a percentage per annum.

•	Term and maturity date: The term of the 1st Series debentures is six years as from the issue date, and the maturity date is April 1, 2011, and the term of the 2nd Series debentures is four years as from the issue date and the maturity date is April 1, 2009.

b) ANEEL, by means of the Ratifying Resolution 92 of April 18, 2005, authorized the adjustment of the Company’s electric energy rates. The average adjustment of 21.93% will be in effect as from April 19, 2005, as established in the concession agreement. In the calculation of the rate adjustment, the variation of the costs incurred by the Company over twelve months was considered. The calculation formula takes into consideration:

•	Portion A (non-manageable expenses) – made up of Purchase of Energy, Fuel Consumption Account (CCC), Energy Development Account (CDE), Global Reversal Reserve (RGR), inspection fee and transmission charges, and;

•	Portion B (manageable costs) – made up of the Company’s operating costs, which include investments in the expansion of the network for market share increase and maintenance and operating expenses.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

The adjustment of 21.93% comprises 14.57% related to the annual rate adjustment and 7.35% related to financial items that are not related to the annual adjustment. These financial items include the transfer of the last portion of 50% of the balance of the Account to Offset the Variations in the Amounts of Items of Portion “A” (CVA), related to the period from April 2002 to March 2003, which was not considered in the rate adjustment in 2003, in accordance with Interministerial Ordinance 116 of April 4, 2003, and the transfer of 100% of the CVA related to the period from April 2004 to March 2005.

RIO GRANDE ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (All amounts in thousands of reais unless otherwise indicated)

32	Cash Flow

The statements of cash flows have been prepared in accordance with NPC 20 “Statements of Cash Flow” issued by the Institute of Independent Auditors of Brazil (IBRACON). For the purposes of the statements of cash flow, cash and cash equivalents comprise cash in hand and at banks and all short-term financial investments, which, as of December 31, 2004, 2003 and 2002, included investments with original maturities of less than 90 days and highly liquid financial market investment funds, as shown below:

	2004	2003	2002
Operating activities

Net income (loss) for the year	40,233	(5,058)	(55,903)

Expenses (income) not affecting cash
Depreciation and amortization	56,317	57,523	63,572
PIS and COFINS credit on depreciation and amortization	3,002	1,129	92
Amortization of goodwill	15,779	112,027	112,027
Provision for contingencies (reversal)	7,398	3,808	(2,042)
Interest, monetary and exchange variations, net	108,945	150,141	132,636
Provision for actuarial liability - CVM 371	(806)	2,691	3,045
Write-off of permanent assets	16,317	6,748	9,442
Deferred income tax and social contribution	40,991	(10,926)	(12,709)
Other	(12,057)	10,577	3,261

Decrease (increase) in current assets and long-term receivables
Trade accounts receivable	(22,780)	(66,266)	(51,943)
Taxes to offset	(27,869)	(3,326)	(2,112)
Inventories	(763)	355	(1,050)
Prepaid expenses	(1,302)	(5,638)	8,675
Recoverable costs	26,631	(5,065)	(76,516)
Other	(1,764)	(14,323)	(22,227)

Increase (decrease) in current and long-term liabilities
Suppliers	(4,997)	(7,158)	14,100
Payroll	324	761	(382)
Tax and social contributions	35,749	11,111	(7,241)
Deferral of gains	463	4,815	13,756
Regulatory charges	4,655	(814)	(336)
Other	2,338	6,035	6,256

Net cash provided by operating activities	286,804	249,147	134,401

Investing activities

Additions to permanent assets	(99,974)	(66,459)	(78,325)
Contribution and donation from customer	9,697	9,013	5,815

Net cash used in investing activities	(90,277)	(57,446)	(72,510)

Financing activities
Loans and financings obtained	455,528	250,988	209,171
Payment of loans and financing	(603,779)	(461,304)	(258,599)
Payment of dividends on preferred shares	(51,000)	(1,073)	(843)

Net cash used in financing activities	(199,251)	(211,389)	(50,271)

Net change in cash and cash equivalents during the year	(2,724)	(19,688)	11,620

Balance of cash and cash equivalents at the beginning of the year	31,614	51,302	39,682

Balance of cash and cash equivalents at the end of the year	28,890	31,614	51,302

The accompanying notes are an integral part of these financial statements.