Form 20-F
period 2005-12-31
CPFL Energy INC
filed 2006-06-30
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
Commission File Number 1-32297
CPFL ENERGIA S.A.
(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Gomes de Carvalho, 1,510, 14° andar - Cj 1402
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil
+55 11 3841-8513
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common Shares, without par value*
American Depositary Shares (as evidenced by American	New York Stock Exchange
Depositary Receipts), each representing 3 Common Shares
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2005, there were 479,756,730 common shares, without par value, outstanding
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):
Large accelerated filer ☐       Accelerated filer ☑       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

 i

EX-1.1: AMENDED AND RESTATED BYLAWS OF CPFL ENERGIA S.A.
EX-2.1: DEPOSIT AGREEMENT
ii

EX-8.1: LIST OF SUBSIDIARIES
EX-10: SHAREHOLDERS AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
iii

FORWARD-LOOKING STATEMENTS
     This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be indentified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will”, “intend,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Those statements appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements. These factors include, among other things:
•	general economic, political, demographic and business conditions in Brazil and particularly in the markets we serve;

•	electricity shortages;

•	changes in tariffs;

•	our failure to generate electricity due to water shortages, transmission outages, operational or technical problems or physical damages to our facilities;

•	potential disruption or interruption of our services;

•	inflation and exchange rate variation;

•	the early termination of our concessions to operate our facilities;

•	increased competition in the power industry markets in which we operate;

•	our inability to implement our capital expenditure plan, including our inability to arrange financing when required and on reasonable terms;

•	changes in customer demand;

•	existing and future governmental regulations relating to the power industry; and

•	the risk factors discussed under “Item 3. Key Information—Risk Factors,” beginning on page 7.
     Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.
CERTAIN TERMS AND CONVENTIONS
     A glossary of electricity industry terms is included in this annual report, beginning on page 99.

PRESENTATION OF FINANCIAL INFORMATION
     The audited consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included in this annual report have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.
     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$2.341 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2005 as reported by the Central Bank of Brazil, or Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Exchange Rates” for more information regarding exchange rates between reais and U.S. dollars.
Restatement of Previously Issued Financial Statements
     We have restated our previously issued financial statements for the years ended December 31 for 2001, 2002, 2003 and 2004. The restatements were due to a clarification from ANEEL and IBRACON of the accounting for research and development and energy efficiency programs. See Notes 2 and 38 to our audited consolidated financial statements.
Proportionate Consolidation of Certain Subsidiaries
     At December 31, 2005, we owned 67.07% of the shares of RGE, one of our principal distribution subsidiaries. We also owned 67.20% of Sul Geradora Participações S.A., or Sul Geradora. Public Service Enterprise Group Incorporated, or PSEG, indirectly owned 32.69% of RGE’s shares and the remaining 32.80% of Sul Geradora. Under our shareholders’ agreement with PSEG, RGE was effectively under joint control since certain corporate decisions required a unanimous vote that prevented either us or PSEG from acting unilaterally. Those decisions included, among others, the distribution of dividends, electing members of the board of directors and the executive officers, the approval of operating budgets, any form of capital restructuring and capital reductions and increasing pre-approved authorized capital. Under Brazilian Accounting Principles, we accounted for RGE and Sul Geradora in 2005 and prior years using proportionate consolidation, which means that, after eliminating intercompany transactions, we included in our financial statements 67.07% of each item in the financial statements of RGE. We have included in this annual report audited financial statements of RGE as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, prepared in accordance with Brazilian Accounting Principles.
     Under U.S. GAAP, we would be required to account for RGE and Sul Geradora on the equity method, which means that, after eliminating intercompany transactions, we would generally present 67.07% of their net income on a single line of our statement of operations and 67.07% of their shareholders’ equity on a single line of our balance sheet. The difference in presentation would not affect our net income or shareholders’ equity. See Note 36 to our audited consolidated financial statements. We would, however, present lower revenues, operating income and cash flows if we accounted for RGE on the equity method under Brazilian Accounting Principles.
     In May 2006, we agreed to acquire PSEG’s 32.69% interest in RGE and 32.75% interest in Sul Geradora. The acquision was finalized in June 2006, after which date we began to consolidate RGE and Sul Geradora fully under both Brazilian Accounting Principles and U.S. GAAP. The entities involved, Ipê Energia Ltda., PSEG Trader S.A. and PSEG Brasil Ltda., are now known as CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively.
     We also account for four other subsidiaries using proportionate consolidation in our financial statements prepared in accordance with Brazilian Accounting Principles. Our ownership interests in these subsidiaries include 65.0% of Companhia Energética Rio das Antas, or CERAN, an indirect stake of 40% in Consórcio Foz do Chapecó, 48.72% of Campos Novos Energia S.A., or ENERCAN, and 25.01% of BAESA – Energética Barra Grande S.A., or BAESA.

Such subsidiaries own six generation facilities currently under construction, two of which—CERAN and BAESA—have begun operations. See Note 2 to our audited consolidated financial statements.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     Selected Financial and Operating Data
     The following table presents our selected historical financial and operating data. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information,” included elsewhere in this annual report.
     The financial data at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information included in this annual report has been presented in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.
     Our audited consolidated financial statements are presented on a combined basis for periods prior to an August 2002 restructuring, in which we acquired our current interests in our principal subsidiaries from our controlling shareholders. This means that we included Paulista and CPFL Geração in our financial statements for 2002 and prior periods, because they were already under common management with us in those periods. For simplicity of presentation, throughout this report we refer to information for all periods and dates as consolidated.
     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2005 have been translated into U.S. dollars at the rate as reported by the Central Bank on December 30, 2005 of R$2.341 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
					2004		2003		2002		2001
	2005		2005		(restated)		(restated)		(restated)		(restated)
	(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$	4,659	R$	10,907	R$	9,549	R$	8,082	R$	6,823	R$	5,953

Net operating revenues		3,306		7,739		6,736		6,057		5,264		4,842

Operating costs:
Electricity purchased for resale		1,356		3,175		3,126		3,020		2,557		2,314
Electricity network usage charges		323		757		679		446		314		386
Personnel		85		200		190		169		162		154
Private Pension Plan		38		90		148		84		129		114
Materials		15		34		32		22		22		31
Outside services		42		98		88		84		87		48
Depreciation and amortization		117		273		251		256		223		201
Fuel usage account — CCC		167		392		251		261		292		290
Energy Development Account – CDE		117		273		185		78		—		—
Services rendered to third parties		5		12		9		5		3		4
Other		5		12		9		10		10		18

		2,271		5,316		4,966		4,436		3,796		3,562

Operating expenses:
Sales and marketing		91		212		195		148		176		133
General and administrative		114		267		268		279		282		205
Amortization of goodwill		54		126		110		532		528		407
Other		75		175		56		41		26		43

		333		780		630		1,000		1,012		789

Operating income		702		1,643		1,140		621		456		492
Financial expense, net		(91)		(212)		(568)		(821)		(1,301)		(594)
Nonoperating income (expense), net		(0)		(1)		(4)		44		10		(29)
Income and social contribution taxes		(144)		(336)		(244)		(104)		91		(112)
Net income (loss) before extraordinary item and minority interest		467		1,094		324		(260)		(744)		(243)
Extraordinary item, net of taxes (1)		(14)		(33)		(34)		(34)		(34)		—
Minority interest		(17)		(40)		(22)		(2)		21		(8)

Net income (loss)	US$	436	R$	1,021	R$	269	R$	(295)	R$	(756)	R$	(251)

Net income (loss) per share, before extraordinary item and minority interest (2)		0.97		2.28		0.72		(0.06)		(0.22)		(0.07)
Net income (loss) per share (2)		0.91		2.13		0.59		(0.07)		(0.22)		(0.07)
Net income (loss) per ADS, before extraordinary item and minority interest (2)		2.92		6.84		2.15		(0.19)		(0.66)		(0.22)
Net income (loss) per ADS (2)		2.73		6.39		1.78		(0.22)		(0.67)		(0.22)
Dividends declared		384		899		265
Number of common shares outstanding at year-end (2) (3)		480		480		452		4,119		3,391		3,374
Dividends declared per share (4)		0.80		1.87		0.59
Dividends declared per ADS (4)		2.40		5.62		1.77

U.S. GAAP
Operating revenues		4,018		9,406		8,310		7,115		5,984
Net operating revenues		2,866		6,709		5,880		5,364		4,612
Operating income		610		1,428		1,005		873		751
Net income (loss)		474		1,110		359		181		(626)
Net income (loss) per share – basic (5)		1.03		2.42		0.85		0.51		(1.85)
Net income (loss) per ADS – basic (5)		3.10		7.26		2.55		1.54		(5.55)
Net income (loss) per share – diluted (5)		1.02		2.39		0.84		0.51		(1.85)
Net income (loss) per ADS – diluted (5)		3.07		7.18		2.51		1.54		(5.55)
Weighted average number of shares outstanding (5)				458		421		353		339

BALANCE SHEET DATA

	As of December 31,
					2004		2003		2002		2001
	2005		2005		(restated)		(restated)		(restated)		(restated)
	(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$	290	R$	679	R$	500	R$	375	R$	177	R$	136
Accounts receivable		770		1,803		1,572		1,479		1,629		1,228
Total current assets		1,610		3,770		3,223		2,376		2,819		1,738
Non-current assets:
Accounts receivable		178		416		582		728		768		731
Total non-current assets		1,173		2,745		2,709		2,417		1,863		1,473
Permanent assets:
Property, plant and equipment		2,259		5,289		4,879		4,452		4,383		3,997
Goodwill		1,119		2,619		2,347		3,237		3,774		4,279
Total permanent assets		3,134		7,336		6,725		7,278		7,762		7,884
Total assets		5,917		13,851		12,657		12,071		12,443		11,095
Current liabilities:
Short-term debt (6)		690		1,614		1,260		1,178		3,379		1,867
Total current liabilities		1,768		4,139		3,048		2,567		4,924		3,252
Long-term liabilities:
Long-term debt		1,437		3,364		3,785		4,361		3,836		3,574
Total long-term liabilities		2,100		4,916		5,451		5,979		5,249		4,796
Minority interest		—		—		137		192		193		231
Shareholder’s equity		2,049		4,796		4,021		3,333		2,078		2,816
Total liabilities and shareholders’ equity		5,917		13,851		12,657		12,071		12,443		11,095
U.S. GAAP
Shareholders’ equity	US$	2,679	R$	6,271	R$	5,178	R$	4,123	R$	2,591
Total assets		5,954		13,938		12,952		12,658		12,518
OPERATING DATA

	For the year ended December 31,
	2005	2004	2003	2002	2001
Energy sold (in GWh):
Residential	8,783	8,302	8,124	7,779	7,164
Industrial	16,995	17,897	16,909	15,731	14,172
Commercial	5,329	4,936	4,752	4,485	4,038
Rural	1,730	1,619	1,550	1,466	1,141
Public administration	800	746	736	639	614
Public lighting	1,098	1,070	1,048	1,012	899
Public services	1,400	1,358	1,352	1,297	1,217
Own consumption	25	26	27	31	33

Total energy sold to final consumers	36,160	35,954	34,498	32,440	29,278

Total customers (in thousands)(7)	5,608	5,467	5,341	5,193	4,991
Installed capacity (in MW)	915	854	812	812	143
Assured energy (in GWh)	4,214	3,807	3,804	3,856	723
Energy generated (in GWh)	3,126	2,734	2,633	2,433	405

(1)	Reflects the initial effect of a change in Brazilian Accounting Principles for post-retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.

(2)	In accordance with Brazilian Accounting Principles, the amounts for 2003, 2002 and 2001 have not been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796. Had these amounts been adjusted to reflect the reverse stock split, the amounts would have been as follows:

	For the year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)
	(in millions, except per share and per ADS data)
Net loss per share, before extraordinary item and minority interest	R$(0.63)	R$(2.19)	R$(0.72)
Net loss per share	(0.72)	(2.23)	(0.74)
Net loss per ADS, before extraordinary item and minority interest	(1.89)	(6.58)	(2.17)
Net loss per ADS	(2.15)	(6.69)	(2.23)
Number of common shares outstanding at year-end	412	339	337

(3)	For 2001, the number of common shares outstanding at year-end was retroactively restated to reflect the effects of our August 2002 restructuring. Calculation of common shares outstanding at year-end was made based on the exchange ratio used to exchange our shares for the shares of CPFL Paulista and CPFL Geração in August 2002, which was one share for 9.42 shares of CPFL Paulista and one share for 184.03 shares of CPFL Geração.

(4)	Represents the total amount of dividends declared in 2004 and 2005, divided by the total number of shares outstanding at year-end.

(5)	In accordance with U.S. GAAP, these amounts have been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796.

(6)	Short-term debt includes the current portion of long-term debt and accrued interest.

(7)	Represents active customers (meaning customers who are connected to the distribution network), rather than customers invoiced at period-end.
Exchange Rates
     The Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3. Additional Information—Risk Factors—Risks Relating to Brazil.”
     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate for periods prior to March 14, 2005.

	Period-end	Average for Period(1)	Low	High
		(reais per U.S. Dollar)
Year ended:
December 31, 2001	2.320	2.353	1.936	2.801
December 31, 2002	3.533	2.998	2.271	3.955
December 31, 2003	2.889	3.060	2.822	3.662
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762
Month:
December 2005	2.341		2.180	2.374
January 2006	2.216		2.212	2.346
February 2006	2.136		2.118	2.222
March 2006	2.172		2.107	2.224
April 2006	2.089		2.089	2.154
May 2006	2.301		2.059	2.371
June 2006 (through June 23)	2.246		2.238	2.302

Source: Central Bank

(1)	Average of the exchange rates on the last day of each month during the period.

RISK FACTORS
Risks Relating to Our Operations and the Brazilian Power Industry
     We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.
     We are a major Brazilian power company that distributes electricity to customers in the Brazilian states of São Paulo and Rio Grande do Sul and generates and commercializes electricity throughout Brazil. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848 for the New Electric Energy Industry Model (Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law), which governs the operations of companies in the power industry, was enacted on March 16, 2004. The New Industry Model Law was implemented by Decree no. 5,163, dated July 30, 2004 and remains subject to further implementation by resolutions of ANEEL. The constitutionality of the New Industry Model Law is currently being challenged before the Brazilian Supreme Court (“Ações Diretas de Inconstitucionalidade” or “ADIs” No. 3.090, filed by the Social Democratic Brazilian Party (“PSDB”) and No. 3.100, filed by the Liberal Coalition Party (“PFL”)). The Brazilian Supreme Court has not reached a final decision yet and, therefore, the New Industry Model Law is currently in force. If all or part of the New Industry Model Law is considered to be unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which would create uncertainty as to how and when the Brazilian government will be able to introduce changes to the electricity sector. Reforms under the New Industry Model Law include: (1) the creation of a regulated market for the purchase and sale of electricity, where distributors must contract in advance, through public bids conducted by ANEEL, for 100% of their forecasted electricity needs, (2) a prohibition on distributors carrying out any business other than distribution, including generation or transmission of electricity, or holding equity interests in other companies, except as provided by law or the distributor’s concession agreement, (3) a prohibition on distributors seeking to meet part of their electricity needs by purchasing from affiliated companies and (4) a prohibition on distributors selling electricity at non-regulated prices. In particular, in order to be in full compliance with item (2) above, we are required to implement a corporate reorganization in our distribution subsidiaries. The original deadline for reorganization set by ANEEL was September 16, 2005. We received an extension with respect to CPFL Piratininga until April 14, 2006, and we completed its reorganization by the deadline. With respect to RGE, we received an extension until March 14, 2007. The failure to implement the necessary corporate actions in compliance with the New Industry Model Law, or the possible outcome of the corporate actions eventually taken, may have an adverse impact on our business and results of operations. Additionally, the outcome of the legal proceedings and future reforms in the power industry are difficult to predict, but they could have an adverse impact on our business and results of operations. See “Item 4. Information on the Company—The Brazilian Power Industry.”
     We are uncertain as to the renewal of our concessions.
     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the federal government adopted certain laws and regulations, known collectively as the Concessions Law, governing bidding procedures in the electricity industry. In accordance with the Concessions Law, as modified by the New Industry Model Law, upon application by the concessionaire, existing concessions may be renewed by the federal government for additional periods of up to 30 years without being subject to the bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government.
     In light of the degree of discretion granted to the federal government by the Concessions Law and the concession contracts with respect to renewal of existing concessions, and given the lack of long-standing precedents with respect to the federal government’s exercise of such discretion and interpretation and application of the Concessions Law, we cannot assure you that new concessions will be obtained or that concessions will be renewed on terms as favorable as those currently in effect. In addition, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for self consumption or sale to third parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.
     The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to a concession agreement with the Brazilian government, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.
     ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to concession agreements with ANEEL, and in accordance with ANEEL’s regulations and decisions.
     Our concession agreements and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual adjustment (reajuste anual), (2) the periodic revision (revisão periódica) and (3) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.
     We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, especially in the tariff revision process. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected. For more information on ANEEL, see “Item 4. Information on the Company—The Brazilian Power Industry—Principal Regulatory Authorities—ANEEL.”
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
     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian government. These concessions range in duration from 30 to 35 years, with the first expiration date in 2027. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the gravity of the non-compliance, these penalties could include the following:
•	warning notices;

•	fines per breach of up to 2.0% of the concessionaire’s revenues in the year ended immediately prior to the date of the relevant breach;

•	injunctions related to the construction of new facilities and equipment;

•	restrictions on the operation of existing facilities and equipment;

•	temporary suspension from participating in bidding processes for new concessions;

•	intervention by ANEEL in the management of the concessionaire; and

•	termination of the concession.
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
     We may not be able to fully pass through the costs of our electricity purchases and, to meet demand, we could be forced to enter into short-term agreements to purchase electricity at prices substantially higher than under our long-term purchase agreements.
     Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas. If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases. For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements. If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência) established by the Brazilian Government, we may not be able to fully pass through the costs of our electricity purchases. We cannot guarantee that our forecasted electricity demand will be accurate. If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected. See “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”
ANEEL may limit distributions that our regulated subsidiaries may make to us.
     The amounts that our regulated subsidiaries may distribute to us in the form of dividends in any given fiscal year depend on such subsidiaries making a profit, as calculated in accordance with Law No. 6,404 of December 15, 1976, as amended and supplemented, or Brazilian Corporate Law. Despite the significant cash flow generated by our regulated subsidiaries, their results are affected by the amortization of goodwill created upon the acquisition of RGE and SEMESA and by depreciation. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us as dividends, and we would require ANEEL approval to conduct a capital reduction.
     We generate a significant portion of our operating revenues from customers that qualify as “potentially free” consumers, and who are allowed to seek alternative electricity suppliers upon the expiration of their contracts with us or by providing at least one year prior notice if their contract with us is for an undetermined period of time.
     We hold concessions to distribute electricity in 261 of the 645 municipalities in the state of São Paulo and 262 of the 467 municipalities in the state of Rio Grande do Sul. Within our concession areas we do not face competition in the distribution of low voltage electricity to residential, commercial and industrial customers. However, other electricity suppliers are now permitted to compete with us in offering electricity to certain consumers that qualify as “potentially free” consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Potentially free consumers are those whose demand generally exceeds 3 MW, supplied with electricity at a voltage equal to or higher than 69 kV (or at any other voltage, as long as the service began by July 1995). Such potentially free consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, or by providing one year prior notice if their contract with us is valid for an undetermined period of time. At December 31, 2005, we supplied energy to 53 potentially free consumers, which accounted for approximately 4% of our net operating revenues and approximately 6% of the total volume of electricity sold by our distributors during 2005. In addition, customers that consume between 500 kW and 3 MW, as well as those with demand equal to or higher than 3 MW supplied with electricity at a voltage lower than 69 kV, to whom service began before 1995, may become free consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. At December 31, 2005 we had a total of 1,795 of these customers that accounted for approximately

22% of our net operating revenues and approximately 28% of the total volume of electricity sold by our distribution subsidiaries during 2005. A decision by our potentially free consumers to become free consumers and purchase electricity from electricity suppliers serving free consumers located in our concession areas could adversely affect our market share and results of operations.
     Our operating results depend on prevailing hydrological conditions. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.
     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2005, according to data from ONS, more than 93% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.
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
     If we experience these or other problems, we may not be able to generate and distribute electricity in amounts consistent with our projections, which may have an adverse effect on our financial condition and results of operations. We do not have insurance for many of these risks.

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
     We plan to spend approximately R$1,330 million during the period from 2006 through 2010 on the construction of new power generation facilities. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.
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
     As of December 31, 2005, VBC Energia S.A., or VBC, 521 Participações S.A., or 521, and Bonaire Participações S.A., or Bonaire, owned 38.49%, 31.11% and 12.65%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, dated as of March 22, 2002, pursuant to which they share the power to control us. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our minority shareholders, including holders of our ADSs. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”
     We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.
     As of December 31, 2005, approximately 84.2% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 15.8% of our total indebtedness was denominated in U.S. dollars and substantially subject to currency swaps that converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real exchange rate appreciates, our financing expenses will increase.

     Our substantial leverage and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.
     We are highly leveraged and have significant debt service obligations. As of December 31, 2005, we had debt of R$4,836 million. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable to our existing indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.
     We may acquire other companies in the electricity business, as we have in the past, and these acquisitions will absorb our management’s time and may not result in increased operational efficiency.
     We regularly analyze opportunities to acquire other companies engaged in activities along the entire electricity generation, transmission and distribution chain. If we do acquire other electricity companies, it will consume a portion of our management’s focus and could increase our leverage or reduce our profitability. Furthermore, we may not be able to integrate the acquired company’s activities and achieve the economies of scale and expected efficiency gains that often drive such acquisitions, and failure to do so could harm our financial condition and results of operations.
     If we are unable to successfully control electricity losses, our results of operations could be adversely affected.
     We experience two types of electricity losses: technical losses and commercial losses. Technical losses occur in the ordinary course of our distribution of electricity. Commercial losses result from illegal connections, fraud and underbilling. Our total electricity losses in 2005 were 8.13% at CPFL Paulista, 6.30% at CPFL Piratininga and 10.78% at RGE, as compared to losses in 2004 of 8.32% at CPFL Paulista, 6.52% at CPFL Piratininga and 10.93% at RGE, in each case, of total electricity distributed. We cannot assure you that the strategies we have used will be effective in combating electricity losses. An increase in electricity losses could adversely affect our financial condition and results of operations.
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

     A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as ours. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration, even if current Brazilian President Luiz Inácio Lula da Silva is reelected, may seek to implement new policies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. In addition, in recent months members of the Brazilian Executive and Legislative branches, as well as other related individuals, have begun to be investigated as a result of allegations of unethical or illegal conduct. On March 27, 2006, the Brazilian Finance Minister resigned due to a corruption scandal currently under investigation by the Brazilian Federal Police. It is impossible to foresee the outcome of these investigations or predict the extent to which it will adversely affect the Brazilian economy. Uncertainties about the upcoming presidential elections, allegations of unethical or illegal conduct and other future developments in the Brazilian economy may adversely affect us, our business, our results of operations and the market price of the ADSs and our common shares.
     Fluctuations in the value of the Brazilian real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.
     The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the U.S., depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.
     The real appreciated by 11.8% against the U.S. dollar in 2005, and appreciated by 1.7% during the first five months of 2006. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. For additional information about historical exchange rates, see “Item 3. Key Information—Exchange Rates.”
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
     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 8.7% in 2003, 12.4% in 2004, and 1.2% in 2005 as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M). Inflation, and certain government actions taken to combat inflation, has in the past had significant negative effects on the Brazilian economy. Measures to curb inflation, and speculation about possible future governmental measures, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.
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
     Access to and the cost of borrowing in international capital markets for Brazilian companies are influenced by investor perceptions of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations at an acceptable cost or reduce the trading price of our securities.
     International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil and caused Brazilian companies to face higher costs for raising funds, both domestically and abroad, and have effectively impeded the access to international capital markets for extended periods. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect the trading price of our securities.
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
     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The São Paulo Stock Exchange, or BOVESPA, is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the BOVESPA than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.5% of the aggregate market capitalization of the BOVESPA as of December 31, 2005, as compared to just 11.5% of the aggregate market capitalization of the NYSE. The top ten stocks in terms of trading volume accounted for 49.5% and 42.6% of all shares traded on the BOVESPA in 2004 and 2005, respectively.

     Holders of the ADSs and our common shares may not receive any dividends.
     According to Brazilian Corporate Law and our bylaws, we must generally pay our shareholders at least 25% of our annual net income, as determined and adjusted under Brazilian Corporate Law, as dividends. See “Item 10. Additional Information—Mandatory Distribution.” This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law and may not be available to be paid as dividends. We may elect not to pay dividends to our shareholders in any particular fiscal year if our Board of Directors determines that such distributions would be inadvisable in view of our financial condition.
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
     According to Law No. 10,833, enacted on December 29, 2003, the capital gains derived from the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs or our common shares, this tax law could result in the imposition of withholding income tax on a disposition in Brazil of the ADSs by a non-resident of Brazil to another non-resident of Brazil. Because no judicial guidance as to the application of Law No. 10,833 yet exists, we are unable to predict whether an interpretation applying withholding income tax to dispositions of the ADSs or our common shares between non-residents could ultimately prevail in the courts of Brazil. See “Taxation—Brazilian Tax Considerations.”
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
ITEM 4. INFORMATION ON THE COMPANY
Overview
     We are a sociedade por ações incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A. Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14º andar – Cj 1402, Vila Olímpia, CEP 04547-005, in the City of São Paulo, State of São Paulo, Brazil and our telephone number is +55 11 3841-8513.
     We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil. We were incorporated in 1998 as a joint venture among VBC, 521 and Bonaire to combine their interests in companies operating in the Brazilian power sector. For more information on our history and organization, see Note 1 to our audited consolidated financial statements.
     We are one of the largest electricity distributors in Brazil, based on the 31,019 GWh of electricity we distributed to approximately 5.6 million customers in 2005. In 2005, our installed generating capacity was 915 MW. We are also involved in the upgrading of existing generation assets, such as the recent acquisition of four Small Hydroelectric Power Plants and the construction of six new hydroelectric generation facilities, through which we expect to increase our installed generating capacity to 1,993 MW as they are progressively completed over the next five years. After the construction of these facilities, we believe that we will be one of the four largest private sector power generators in Brazil.
     We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. In 2005 the total amount of electricity sold by our commercialization services was 16,657 GWh.
     In 2005 and through June 2006, the following developments affected our corporate structure:
•	In January 2005, CPFL Brasil acquired Clion Assessoria e Comercialização de Energia Elétrica Ltda., a company located in the south of Brazil, to strengthen its electricity commercialization activities.

•	In June 2005, CPFL Geração became our wholly-owned subsidiary, resulting in an increase in our share capital of R$85.6 million when we issued 3,665,488 new shares.

•	In May 2005 and July 2005, as a result of IFC’s decision to convert the full outstanding balance of its credits against us into our shares, we increased our share capital by R$25.3 million and R$73.7 million, respectively, by issuing 1,440,409 and 4,159,647 new shares.

•	In September 2005, CPFL Brasil acquired 67.2% of Sul Geradora from RGE. The acquisition was made in order to comply with the prohibition on a distribution concessionaire from holding an equity interest in another company. Ipê Energia, the vehicle through which PSEG invested in RGE, acquired 32.7% of Sul Geradora, and the remaining interests were acquired by other minority shareholders.

•	In November 2005, CPFL Geração, through CPFL Sul Centrais Elétricas Ltda., or CPFL Sul Centrais Elétricas, acquired four Small Hydroelectric Power Plants that were previously owned by RGE.

•	In November 2005, CPFL Paulista increased its interest in its subsidiary CPFL Piratininga from 97.41% to 100%, making it a wholly-owned subsidiary and resulting in an increase in the share capital of CPFL Paulista of R$55.4 million.

•	In November 2005, we increased our interest in our subsidiary CPFL Paulista from 94.94% to 100%, making it our wholly-owned subsidiary and resulting in an increase in our share capital of R$468.2 million and the issuance of 18,862,417 new shares.

•	In April 2006, in order to comply with the prohibition of a distribution concessionaire from holding an equity interest in another company, as described above, CPFL Paulista transferred all shares that it held in CPFL Piratininga and other companies to CPFL Energia through a capital reduction.

•	In May 2006, we entered into an agreement with PSEG to purchase entities owning 32.69% of RGE and 32.75% of Sul Geradora. We now own a total of 99.76% of RGE, held through our subsidiaries CPFL Paulista and CPFL Serra Ltda., or CPFL Serra, and 99.95% of Sul Geradora, held through our subsidiaries CPFL Brasil and CPFL Serra.

      The following chart provides an overview of our corporate structure, as of June 23, 2006:
Our core businesses are:
•	Distribution. Our two fully-consolidated distribution subsidiaries, CPFL Paulista and CPFL Piratininga, delivered 26,679 GWh of electricity (of which CPFL Paulista distributed 18,640 GWh and CPFL Piratininga distributed 8,039 GWh) to over 4.5 million customers in the state of São Paulo in 2005. Our proportionately consolidated subsidiary RGE delivered 6,787 GWh of electricity to approximately 1.1 million customers (including 317 GWh delivered to small concessionaires and rural electricity cooperatives) in the state of Rio Grande do Sul in 2005. In 2005, the revenue of our distribution companies by consumer group was as follows: 31.4% from industrial customers, 19.6% from commercial customers, 37.3% from residential customers, 3.3% from rural customers and 8.4% from other customers.

•	Generation. As of December 31, 2005, we had installed generation capacity of 915 MW. During 2005 we generated a total of 3,126 GWh of electricity, and we had 4,214 GWh of Assured Energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We own an interest in the Serra da Mesa hydroelectric generation facility through our wholly owned subsidiary Semesa, and are entitled to 51.54% of its Assured Energy. We also own and operate 23 Small Hydroelectric Power Plants and one thermoelectric power plant. In addition, we own interests in six hydroelectric facilities currently under construction, which we expect will increase our installed generation capacity to 1,993 MW when completed over the next five years. Two of these six facilities, Monte Claro and Barra Grande, have been at least partially operational since December 2004 and November 2005 respectively. The increased capacity from the new facilities will be used for our own distribution and commercialization activities.

•	Commercialization and Electricity-Related Services. We established CPFL Comercialização Brasil S.A., or CPFL Brasil, to handle our commercialization operations and electricity-related services. CPFL Brasil procures electricity for our distribution operations, sells electricity to free consumers, other commercialization companies and distribution utilities, and provides electricity-related services. In 2005, we sold 16,657 GWh of electricity of which 7,120 GWh was sold to unaffiliated third parties.
Our Strategy
     Our overall objective is to continue to be a leading supplier of electricity distribution services in Brazil, while expanding our other activities and maximizing profitability and shareholder value. We seek to achieve these goals by consistently pursuing operational efficiency, growth through business synergies, financial discipline, social responsibility and enhanced corporate governance standards. More specifically, our approach involves the following key business strategies:
     Focus on further improving our operating efficiency. The distribution of electricity to captive customers in our distribution concession areas is our largest business segment. We continue to focus on improving our service and maintaining low operating costs by exploiting synergies across subsidiaries and investing in new systems that monitor our assets so that they are more efficiently managed. We seek to create value for our shareholders by optimizing our debt portfolio and exercising shrewd financial judgment. We also believe that a strong distribution business of sufficient scale will continue to provide a springboard for our strategies in electricity generation and commercialization. We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.
     Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects. We have been developing a portfolio of new hydroelectric generating facilities. One new facility came online in 2004 and a second came online in 2005. Our generation capacity grew from 854MW at the end of 2004 to 915MW at the end of 2005. We expect it to reach 1,501MW by the end of 2006, once the following generation facilities become operational: all three generators at our Campos Novos plant; the second and third generators at our Barra Grande plant; and the second generator at our Monte Claro plant. Each of these generation facilities has associated long-term power purchase agreements, or PPAs, approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects since there is currently no indication of large scale investment in infrastructure projects by the public sector.
     Expand and strengthen our commercialization business. Free consumers represent a growing segment of the electricity market in Brazil. We strive to maintain our captive market. However, where we face competition, we make an effort to retain those of our customers that are permitted to become free consumers by means of bilateral agreements with CPFL Brasil, our commercialization subsidiary, in addition to attracting additional free consumers from outside of our distribution companies’ concession areas. In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.
     Position ourselves to take advantage of consolidation in our industry by using our experience in successfully integrating and restructuring other operations. We believe that with the stabilization of the regulatory environment in the Brazilian power industry, there may be substantial consolidation in the generation, the transmission and, particularly, the distribution sectors. Given our financial strength and managerial expertise, we believe that we are well-positioned to take advantage of this consolidation. If promising assets are available on attractive terms, we may make acquisitions that complement our existing operations and afford us further opportunities to take advantage of economies of scale.

     Maintain a high level of social responsibility in the communities in which we operate. We aim to hold our business operations to the highest standards of social responsibility and sustainable development in terms of our efforts to respect the environment. We also support initiatives to advance the economic, cultural and social interests of the communities in which we operate and contribute effectively to their further development.
     Follow enhanced corporate governance standards. We strive to maintain the highest levels of management transparency, provide equitable shareholder rights and, through various measures, including the increase of our free float and the liquidity of our shares, generate value for our shareholders.
Our Service Territory

Distribution
     We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2005. CPFL Paulista and CPFL Piratininga together supply electricity to a region covering 97,225 square kilometers in the state of São Paulo. Their service areas include 261 municipalities and a population of approximately 13 million people. Our majority owned subsidiary RGE is one of the largest electricity distribution companies in the southern state of Rio Grande do Sul. RGE’s service area covers a region spanning 90,718 square kilometers, including 262 municipalities and a population of approximately 3.3 million people. Together, CPFL Paulista, CPFL Piratininga and RGE cover a service area comprised of 523 municipalities and provided electricity to approximately 5.6 million customers as of December 31, 2005. Collectively, the three companies distributed approximately 12.4% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL.
Distribution Companies
     We have three distribution subsidiaries:
•	CPFL Paulista. CPFL Paulista supplies electricity to a region covering 90,440 square kilometers in the state of São Paulo with a population of approximately 9.4 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.2 million customers as of December 31, 2005. In 2005, CPFL Paulista distributed 18,640 GWh of electricity, which accounts for approximately 18.0% of the total electricity distributed in the state of São Paulo, and 6.7% of the total electricity distributed in Brazil, during that period.

•	CPFL Piratininga. CPFL Piratininga supplies electricity to a region covering 6,785 square kilometers in the southern part of the state of São Paulo with a population of approximately 3.8 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. CPFL Piratininga had approximately 1.3 million customers as of December 31, 2005. In 2005, CPFL Piratininga distributed 8,039 GWh of electricity, accounting for approximately 7.7% of the total electricity distributed in the state of São Paulo, and 3.3% of the total electricity distributed in Brazil, during that period.

•	RGE. RGE supplies electricity to a region covering 90,718 square kilometers in the state of Rio Grande do Sul with a population of approximately 3.3 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.1 million customers as of December 31, 2005. In 2005, RGE supplied 6,787 GWh of electricity (6,470 GWh distributed to final consumers and 317 GWh delivered to small electric concessionaires and small rural cooperatives), which accounts for approximately 34% of the total electricity distributed in the state of Rio Grande do Sul, and 2.4% of the total electricity distributed in Brazil during that period. Until June 2006, we owned 67.07% of RGE, which we operated as a joint venture with PSEG pursuant to a shareholders’ agreement. In June 2006, we acquired an additional 32.69% of RGE, and we now own a total of 99.76% of RGE.
Distribution Network
     Our distribution subsidiaries, CPFL Paulista, CPFL Piratininga and RGE, own distribution lines with voltage levels ranging from 34.5 kV to 138 kV. These lines distribute electricity from the connection point with the Basic Network to our power sub-stations, in each of our concession areas. All customers that connect to these distribution lines, whether free consumers or other concessionaires, are required to pay a tariff for using the system (tarifa de uso do sistema de distribuição, or TUSD).
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
CPFL Paulista
     As of December 31, 2005, CPFL Paulista had 6,088 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, CPFL Paulista had 246 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 5,447 mega-volt amperes (MVA). Of CPFL Paulista’s industrial and commercial customers, 100 had 69 kV or 138 kV high-voltage electricity supplied through direct connections to CPFL Paulista’s lines. Those customers accounted for approximately 7.4% of CPFL Paulista’s total volume of electricity sales during 2005 and approximately 4.53% of CPFL Paulista’s total revenues during 2005.
     As of December 31, 2005, CPFL Paulista’s distribution network was comprised of urban and rural distribution networks that include 75,103 km of distribution networks and 97,650 distribution transformers.
CPFL Piratininga
     As of December 31, 2005, CPFL Piratininga had 545 km of high voltage distribution lines at 88 kV. At that date, CPFL Piratininga had 33 sub-stations, with total transforming capacity of 2,435 MVA. Of CPFL Piratininga’s industrial and commercial customers, 52 had 88 kV high voltage electricity supplied through direct connections to CPFL Piratininga’s lines. Those customers accounted for approximately 12.2% of CPFL Piratininga’s total volume of electricity sales during 2005 and approximately 7.0% of CPFL Piratininga’s total revenues during 2005.
     As of December 31, 2005, CPFL Piratininga’s distribution network was comprised of 20,131 km of distribution networks and 31,351 distribution transformers.
RGE
     As of December 31, 2005, RGE had 1,634 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, RGE had 60 sub-stations, with total transforming capacity of 1,417 MVA. Of RGE’s industrial and commercial customers, 18 have 69 kV high-voltage electricity supplied through direct connections to RGE’s lines and two are connected to the Basic Network at 230 kV. Those customers accounted for approximately 9.6% of RGE’s total volume of electricity sales during 2005 and approximately 5.9% of RGE’s total revenues during 2005.
     As of December 31, 2005, RGE’s distribution network was comprised of urban and rural distribution networks that included 65,038 km of distribution networks and 56,307 distribution transformers.

System Performance
     The following table sets forth certain information concerning our electricity losses for our distribution companies, not including transmission losses related to the Basic Network or Itaipu, and the frequency and duration of electricity outages per customer per year for the years indicated:

	Year ended December 31,
	2005	2004	2003
CPFL Paulista
Technical losses	5.52%	5.50%	5.50%
Commercial losses	2.61%	2.82%	3.20%
Total electricity losses	8.13%	8.32%	8.70%
Outages:
Frequency of outages per customer per year (number of outages)	5.41	5.11	5.18
Duration of outages per customer per year (in hours)	6.21	5.34	5.35
CPFL Piratininga
Technical losses	4.50%	4.50%	4.47%
Commercial losses	1.80%	2.02%	2.22%
Total electricity losses	6.30%	6.52%	6.69%
Outages:
Frequency of outages per customer per year (number of outages)	5.94	5.80	5.40
Duration of outages per customer per year (in hours)	7.99	6.90	6.65
RGE
Technical losses	8.03%	8.50%	9.0%
Commercial losses	2.75%	2.43%	1.0%
Total electricity losses	10.78%	10.93%	10.0%
Outages:
Frequency of outages per customer per year (number of outages)	16.47	15.01	15.48
Duration of outages per customer per year (in hours)	26.08	23.86	25.55
Electricity Losses
     We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our total electricity losses in 2005 were 8.13% at CPFL Paulista, 6.30% at CPFL Piratininga and 10.78% at RGE, respectively. These electricity loss rates compare favorably to the average for other major Brazilian electricity distributors, which was 11.93% in 2005 according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.
     Since 2002, we experienced a decrease in commercial losses at CPFL Paulista and CPFL Piratininga, resulting from a program specifically designed to reduce them. Our highest technical losses are at RGE, because it covers an extensive geographic area and is served by medium voltage lines that often extend beyond 150 kilometers. To combat the high technical losses, RGE is expanding its network of higher voltage lines.
     We are also actively engaged in efforts to reduce commercial losses. To achieve this, in both CPFL Paulista and CPFL Piratininga, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Our goal is to reduce commercial losses in CPFL Paulista and CPFL Piratininga by 50% through these programs in the next four years. Approximately 489,000 inspections were conducted during 2005, which we believe led to a revenue recovery estimated at more than R$100 million, primarily at CPFL Paulista. CPFL Paulista, CPFL Piratininga and RGE currently enjoy one of the lowest rates of commercial losses among Brazilian power companies.
Power Outages
     We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages. The frequency of interruptions per year during 2005 averaged 5.41 interruptions per customer at CPFL Paulista, 5.94 interruptions per customer at CPFL Piratininga and 16.47 interruptions per customer at RGE, as compared to an average of 13.1 interruptions per customer for Brazilian distribution companies. The average duration of interruptions during 2005 was 6.21 hours per customer at CPFL Paulista, 7.99 hours per customer at CPFL Piratininga and 26.08 hours per customer at RGE, as compared to an average of 16.5 hours per customer for Brazilian distribution companies. Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista are the lowest in Brazil. The duration and frequency of outages at CPFL Piratininga were also influenced by problems in the suppliers’ systems. The duration and frequency of outages at RGE are higher but remain in line with the average rate for power companies in southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network.
     Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately 8% to 11% of total interruptions. Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions. In 2005, we invested a total of R$85 million in materials, services and other related items to renovate and improve our distribution network to minimize both scheduled and unscheduled interruptions, and we expect to invest an additional R$148 million for such purposes in 2006.
     We strive to improve response times for our repair services. The quality indicators for the provision of energy by CPFL Paulista and CPFL Piratininga have maintained levels of excellence while complying with regulatory standards. This was also mainly the result of our efficient operational logistics, including the strategic positioning of our teams and the technology and automation of our network and operation centers, together with a preventive maintenance and conservation plan.
     New technology installed in 2001 allows RGE to receive information about an interruption in real time adding to the indications in its quality of provision. RGE’s value indicators are comparable to other utilities in the southern region of Brazil based on data published by ANEEL and are different than CPFL Paulista’s and CPFL Piratininga’s value indicators. These are different primarily as result of the technical characteristics of the southern region and its electricity system, which has a low level of redundancies, long circuits of medium voltage and fewer automated resources.
Purchases of Electricity
     Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2005, 2.5% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries. The following table summarizes the total electricity we purchased from Itaipu and others during the periods indicated.

	Year Ended December 31,
	2005		2004		2003
		Average		Average
		Cost		Cost		Average Cost
	GWh	(R$/MWh)	GWh	(R$/MWh)	GWh	(R$/MWh)
Electricity purchases:
From Itaipu	10,501	R$84.17	10,336	R$91.70	10,575	R$92.92
From others	32,748	78.68	31,059	74.17	29,882	65.02

Total	43,249	R$80.01	41,395	R$78.55	40,457	R$72.29

Itaipu
     We purchased 10,501 GWh of electricity in 2005 from the Itaipu power plant, or 24.3% of the total electricity we purchased in 2005. Itaipu is located on the border of Brazil and Paraguay, and is subject to a bilateral treaty between the two countries pursuant to which Brazil is demanded to purchase specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law, to purchase a portion of the electricity that Brazil is required to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL annually determines the amount of electricity to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 14.7% of Itaipu’s total supply to Brazil. This share was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have historically been above the national average cost for bulk supply of electricity.
     The Itaipu plant has an exclusive transmission grid. This system has a specific fee-based usage structure, which involves payment by distribution companies entitled to a share of the plant’s electricity output. The fee, called the Itaipu Transportation Charge, is proportionate to the size of each share. These shares, which were established by ANEEL in April 2006, will be the same in 2006 and 2007 as they were in 2005. From 2008 through 2011, the shares will be reassessed pursuant to the criteria set forth in the regulation of ANEEL, which are based on each distribution company’s actual electricy sales during 2004.
     In 2005, we paid an average of R$84.17 per MWh for purchases of electricity from Itaipu, as compared to R$91.70 during 2004 and R$92.92 during 2003. These figures do not include the transmission tariff.
Other Suppliers
     We purchased 32,748 GWh of electricity in 2005 from generating companies other than Itaipu, representing 75.7% of the total electricity we purchased. Of that amount, 16,456 GWh, or 50.3%, was purchased in the regulated market. The remaining 16,292 GWh, or 49.7%, was purchased in the free market. For more information on the regulated market and the free market, see “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”
     The following table shows amounts purchased from suppliers other than Itaipu in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,
	2005	2004	2003*
	(in GWh)
Electricity Purchased in the Regulated Market:
Furnas Centrais Elétricas S.A.	2,918	4,931	7,584
Companhia Energética de São Paulo – CESP	2,556	4,789	7,362
Companhia de Geração de Energia Elétrica Tietê	1,218	2,092	3,051
Duke Energy Inter. Ger. Paranapanema S.A.	1,506	2,119	2,827
Tractebel Energia S.A.	3,789	3,880	2,193
Electricity Auctions	580	—	—
Petrobrás – Petróleo Brasileiro S.A.	1,769	—	—
EMAE – Empresa Metropolitana de Águas e Energia S.A.	188	338	528
Companhia Estadual de Energia Elétrica — CEEE	186	309	463
AES Uruguaiana Ltda	834	773	773
Co-generation	16	45	60
Electric Energy Trading Chamber — CCEE	507	260	399
Other	389	404	66

Total	16,456	19,940	25,306
Electricity Purchased in the Free Market	16,292	11,119	4,576

Total	32,748	31,059	29,882

*	Numbers for 2003 were reclassified as if the New Industry Model Law (and the Regulated and Free Markets) had been applicable in 2003.
     The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract. Our Initial Supply Contracts were governed by a special regime that provided for annual reductions in volume from 2002 through 2005, when they terminated. The electricity to replace such annual reductions comes from bilateral contracts previously entered into and from energy bought in public auctions, since according to the New Model Law, distributors are no longer allowed to buy electricity in bilateral contracts. See “Item 5. Operating and Financial Review and Prospects—Background —Prices for Purchased Electricity.”
     Transmission Tariffs. In 2005, we paid a total of R$645 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.
Customers, Analysis of Demand and Tariffs
Customers
     We classify our customers into five principal categories:
•	Industrial customers. Industrial customers accounted for 35.6%, 43.1% and 42.7% of the electricity sold in 2005 by CPFL Paulista, CPFL Piratininga and RGE, respectively. The principal industries supplied by our distribution companies in 2005 were food and beverage, metal, automotive, furnishings and plastic production.

•	Residential customers. Residential customers accounted for 29.2%, 29.3% and 22.7% of the electricity sold in 2005 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

•	Commercial customers. Commercial customers, which include service-oriented businesses, universities and hospitals, accounted for 18.0%, 17.3% and 12.9% of the electricity sold in 2005 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

•	Rural customers. Rural customers accounted for 5.2%, 2.1% and 13.5% of the electricity sold in 2005 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

•	Other customers. Other customers, which include public and municipal services such as street lighting, accounted for 12.0%, 8.2% and 8.2% of the electricity sold in 2005 by CPFL Paulista, CPFL Piratininga and RGE, respectively.
Analysis of Demand
     The following table sets forth certain information regarding our total customers, electricity sales and gross revenues for the periods indicated.

	Year Ended December 31,
	2005			2004			2003
	Customers	Volume	Revenues	Customers	Volume	Revenues	Customers	Volume	Revenues
	(thousands)	(GWh)	(R$ millions)	(thousands)	(GWh)	(R$ millions)	(thousands)	(GWh)	(R$ millions)
CPFL Paulista
Industrial	42	6,637	R$1,673	42	7,634	R$1,578	41	8,197	R$1,387
Residential	2,824	5,444	2,190	2,745	5,155	1,921	2,675	5,034	1,637
Commercial	267	3,356	1,137	264	3,089	960	256	2,920	790
Rural	92	976	189	92	900	162	90	851	134
Others	25	2,208	535	25	2,121	460	23	2,087	390
Our consumption	—	19	—	1	19	—	1	19	—

Total	3,250	18,640	R$5,724	3,169	18,918	R$5,082	3,086	19,108	R$4,338

CPFL Piratininga
Industrial	9	3,466	R$818	10	5,561	R$997	10	6,238	R$979
Residential	1,158	2,356	925	1,122	2,183	812	1,091	2,138	719
Commercial	83	1,387	483	81	1,290	419	79	1,298	378
Rural	7	167	28	7	157	25	7	156	22
Others	7	659	164	6	645	149	6	643	136
Our consumption	—	4	—	—	4	—	—	5	—

Total	1,264	8,039	R$2,418	1,226	9,840	R$2,403	1,193	10,478	R$2,234

	Year Ended December 31,
	2005			2004			2003
	Customers	Volume	Revenues	Customers	Volume	Revenues	Customers	Volume	Revenues
	(thousands)	(GWh)	(R$ millions)	(thousands)	(GWh)	(R$ millions)	(thousands)	(GWh)	(R$ millions)
RGE
Industrial	30	2,761	R$746	30	2,813	R$655	30	2,564	R$509
Residential	823	1,466	660	805	1,437	569	797	1,419	507
Commercial	96	832	369	94	801	312	95	766	261
Rural	134	875	142	131	838	125	129	810	103
Others	11	533	164	12	528	141	11	526	120
Our consumption	—	2	—	—	1	—	—	1	—

Total	1,094	6,469	R$2,081	1,072	6,418	R$1,801	1,062	6,086	R$1,500

Our share
(67.07%) of RGE	—	4,340	1,396	—	4,305	1,208	—	4,083	1,006

Total	5,608	31,019	R$9,538	5,467	33,063	R$8,693	5,341	33,669	R$7,578

Tariffs
     Retail Distribution Tariffs. We classify our customers into two different groups, Group A customers and Group B customers, based on the voltage level at which the electricity is supplied to such customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”
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
     The following tables set forth certain information regarding our retail prices and revenues for the periods indicated.

	CPFL Paulista
	Year Ended December 31,
	2005				2004				2003
	Average				Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue	Customers	Tariff	Volume	Revenue	Customers
	(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)
Group A:
A2 – 138 kV	R$154.02	1,373	R$211.5	93	R$119.88	2,198	R$263.5	80	R$100.28	3,203	R$321.2	73
A3 – 69 kV	234.67	7	1.5	7	223.49	7	1.5	7	142.11	19	2.7	7
A4 – 11.9 to 23 kV	215.51	7,943	1,711.8	12,348	184.73	7,931	1,465.0	12,085	156.29	7,412	1,158.4	11,574

Total Group A	R$206.47	9,322	R$1,924.8	12,448	R$170.69	10,136	R$1,730.0	12,172	R$139.39	10,634	R$1,482.3	11,654
B1 – Residential	R$325.70	5,435	R$1,770.3	2,823,530	R$302.75	5,146	R$1,557.9	2,745,348	R$264.11	5,026	R$1,327.4	2,675,232
B2 – Rural	184.01	660	121.4	90,674	175.49	610	107.0	90,148	158.56	555	88.0	89,236
B3 – Others	305.94	2,525	772.4	322,262	288.00	2,352	677.4	319,266	257.59	2,229	573.9	308,592
B4 – Public Lighting	161.63	698	114.2	1,503	154.35	674	104.0	1,651	137.95	664	91.6	1,335

Total Group B	R$298.18	9,318	R$2,778.3	3,237,969	R$278.58	8,782	R$2,446.3	3,156,413	R$245.58	8,474	R$2,080.9	3,074,395

Total	R$252.31	18,640	R$4,703.1	3,250,417	R$220.77	18,918	R$4,176.6	3,168,585	R$186.48	19,108	R$3,563.2	3,086,049

(1)	Revenue is presented after deduction of ICMS and, beginning July 1, 2005, PIS and COFINS.

	CPFL Piratininga
	Year Ended December 31,
	2005				2004				2003
	Average				Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue	Customers	Tariff	Volume	Revenue	Customers
	(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)
Group A:
A1 – 345 kV	R$85.48	3	R$0.2	—	R$101.08	1,602	R$162.0	1	R$90.46	1,677	R$151.7	1
A2 – 88 kV	141.42	977	138.2	52	118.93	1,598	190.0	51	105.10	2,332	245.1	45
A3a – 34.5 kV	—	—	—	—	—	—	—	—	—	—	—	—
A4 – 11.9 to 23 kV	212.96	3,522	750.0	3,087	194.61	3,339	649.9	2,928	177.10	3,219	570.1	2,774

Total Group A	R$197.36	4,502	R$888.4	3,139	R$153.20	6,540	R$1,001.9	2,980	R$133.75	7,228	R$966.9	2,820

Group B:
B1 – Residential	R$315.41	2,355	R$742.7	1,158,174	R$301.81	2,182	R$658.6	1,122,180	R$275.06	2,137	R$587.8	1,090,742
B2 – Rural	198.98	73	14.4	7,273	192.75	66	12.8	7,037	175.38	65	11.4	6,782
B3 – Others	332.39	863	286.8	95,709	319.21	810	258.4	93,637	292.27	804	234.4	91,952
B4 – Public Lighting	174.24	248	43.1	205	167.02	242	40.4	171	151.64	244	37.0	100

Total Group B	R$307.29	3,538	R$1,087.0	1,261,361	R$293.99	3,300	R$970.2	1,223,025	R$268.04	3,250	R$870.6	1,189,576

Total	R$245.73	8,039	R$1,975.4	1,264,500	R$200.42	9,840	R$1,972.1	1,226,005	R$175.40	10,478	R$1,837.5	1,192,396

(1)	Revenue is presented after deduction of ICMS and, beginning October 23, 2005, PIS and COFINS.

	RGE
	Year Ended December 31,
	2005				2004				2003
	Average		Net		Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Net Revenue	Customers	Tariff	Volume	Net Revenue	Customers
	(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)		(R$/MWh)	(GWh)	(R$ Million)
Group A:
A1– 230 kV	R$161.60	142	R$23.0	2	R$135.82	146	R$19.9	2	R$112.44	131.1	R$14.7	2
A2 – 138 kV	198.33	1	0.2	1	—	—	—	—	—	—	—	—
A3 – 69 kV	160.27	506	81.2	14	143.20	564	80.7	17	118.27	523.0	61.9	19
A3a – 34.5 kV	766.01	1	0.4	1	244.92	6	1.4	1	333.65	1.0	0.3	1
A4 – 11.9 to 22 kV	198.00	3,249	643.3	5,128	177.42	3,172	562.8	5,176	155.45	2,945.6	457.9	4,943

Total Group A	R$191.85	3,899	R$748.1	5,146	R$170.99	3,888	R$664.8	5,196	R$148.53	3,600.7	R$534.8	4,965

Group B:
B1 – Residential	R$309.84	1,466	R$454.1	823,222	R$295.85	1,436	R$424.9	805,270	R$258.26	1,418.4	R$366.3	796,973
B2 – Rural	228.31	385	88.0	133,761	216.92	367	79.5	130,899	190.26	343.1	65.3	127,960
B3 – Others	334,30	809	270.6	132,268	326.43	796	259.7	130,666	289.20	779.4	225.4	132,037
B4 – Public Lighting	170.65	227	38.8	254	162.15	230	37.3	253	142.97	235.4	33.7	252

Total Group B	R$294.86	2,888	R$851.5	1,089,505	R$283.36	2,828	R$801.5	1,067,088	R$248.78	2,776.3	R$690.7	1,057,222

Total	R$235.68	6,787	R$1,599.6	1,094,651	R$218.32	6,716	R$1,466.3	1,072,284	R$192.18	6,377.0	R$1,225.5	1,062,187

(1)	Revenue is presented after deduction of ICMS and, beginning July 1, 2005, PIS and COFINS.

     Under current regulations, a low income residential customer is any single phase customer who (1) consumes less than 80 kWh per month, (2) has not had electricity consumption of more than 120 kWh per month more than twice during any previous twelve-month period or (3) consumed between 80 kWh and 220 kWh on a monthly basis within the previous twelve months and has filed an application to receive benefits under any of the Brazilian government’s social programs. Low income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.
     The following table sets forth the discount rates as of December 31, 2005 approved by ANEEL and available for each type of low income residential customer.

	CPFL Paulista	CPFL Piratininga	RGE
	(R$/MWh)
Low Income Residence: (1)
Up to 30 kWh	110.36	100.46	116.24
31 to 100 kWh	189.18	172.22	199.29
101 to 200 kWh (RGE: 101 to 160 kWh)	283.75	258.35	298.96
201 to 220 kWh (RGE: above 160 kWh).	315.27	287.03	332.16

(1)	Excludes PIS and COFINS beginning July 1, 2005 for CPFL Paulista and RGE and October 23, 2005 for CPFL Piratininga.
     TUSD. Under applicable laws and regulations, we are required to allow use of our high-voltage distribution lines by others, including free consumers within our distribution concession areas that are supplied by third parties. All of our customers must pay a fee for the use of our network. In 2005, tariff revenues for the use of our network amounted to R$472.6 million. The average tariff for the use of our network was R$46.73/MWh in 2005, including the TUSD we charge to other distributors connected to our distribution network.
Billing Procedures
     The procedure we use for billing and payment for electricity supplied to our customers is determined by customer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within three business days after the meter reading, with payment required within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice, is sent to the customer and a period of 15 days is provided to eliminate the amount owed to us. If payment is not received within three business days after the 15-day period, the customers’ electricity supply is suspended.
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
     At December 31, 2005, customers in default represented 1.44% of annual revenues at CPFL Paulista and 1.30% at CPFL Piratininga. These figures have fallen in the last few years and currently are among the lowest in the Brazilian power industry. The customers in default in 2005 at RGE represented 4.23% of annual revenues, which is on par with power companies in southern Brazil.
Customer Service
     We strive to provide high-quality customer service to our distribution customers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2005, our call centers responded to more than 14 million calls. We also provide customer service through our internet website, which handled approximately 2.98 million customer requests in 2005, and through our branch offices, which handled approximately 1.23 million customer requests in 2005. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

     For CPFL Paulista and CPFL Piratininga, customer requests handled through our internet website represented 22.1% of total requests in 2005, an increase of 12.9% compared to 2004. The growth in electronic requests has allowed us to reduce our customer service costs.
Generation of Electricity
     We are actively expanding our generating capacity. In accordance with Brazilian regulation, revenues from generation are based mainly on Assured Energy of each facility, rather than its installed capacity or actual output of each generating facility. Assured Energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement. Actual output is determined periodically by the ONS in view of demand and hydrological conditions. Provided generators have sold their electricity, they will receive at least the amount relating to the Assured Energy, even if they do not actually generate all of it. Conversely, in case the generators’ output exceeds the Assured Energy their incremental revenue will only cover the costs associated thereto.
     Semesa, our wholly-owned subsidiary, has a 51.54% interest in the Assured Energy from the Serra da Mesa power plant. We also operate 19 Small Hydroelectric Power Plants and one thermoelectric plant through our wholly-owned subsidiary CPFL Centrais Elétricas S.A., or CPFL Centrais Elétricas. In 2005, CPFL Geração acquired four Small Hydroelectric Power Plants from RGE through the establishment of CPFL Sul Centrais Elétricas, a limited liability company. These plants, which include Andorinhas, Guaporé, Pirapó and Saltinho, are all located in the state of Rio Grande do Sul, and together they have 2.7 MW of installed generation capacity and 9.6 GWh of Assured Energy per year. The acquisition was approved by ANEEL on November 30, 2005 through dispatches nos. 1987, 1988, 1989 and 1990. In March 2006, the MME approved an increase in the amount of Assured Energy of these plants to a total of 21.3 GWh per year (MME decrees nos. 03, 04, 05 and 06, issued March 22, 2006).
     Our total installed generation capacity from all of these facilities was 915 MW as of December 31, 2005. We produce electricity almost exclusively through our hydroelectric plants. We generated 3,126 GWh in 2005, 2,734 GWh in 2004 and 2,633 GWh in 2003. We are also currently involved in joint ventures to build six new hydroelectric generation facilities, including Monte Claro, where we are finalizing the construction of a second generating unit, and Barra Grande, whose first generating unit became operational in November 2005 and whose remaining two generating units became operational in the first half of 2006. We are also renovating existing facilities in order to increase our total installed generation capacity to 1,993 MW.
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

     The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2005.

	Installed	Assured	Placed in	Facility	Concession
	Capacity	Energy	Service	Upgraded	Expires
	(MW)	(GWh/yr.)
Hydroelectric plants:

Serra da Mesa	1,275.0	5,878.0	1998		(1)
Our share of Serra da Mesa (51.54%)	657.1	3,029.5
Monte Claro (1st unit)	65.0	509.8	2004		2036
Our share of Monte Claro (65%)	42.3	331.4
Barra Grande (1st unit)	230.0	1,813.3	2005		2036
Our share of Barra Grande (25%)	57.5	453.4
Americana	30.0	78.9	1949	2002	2027
Andorinhas	0.5	0.9	1937		(5)
Buritis	0.8	7.9	1922	(3)	2027
Capão Preto	5.5	8.7	1911	(2)	2027
Cariobinha	1.3		1936	(4)	2027
Chibarro	2.3	6.1	1912	(2)	2027
Dourados	10.8	68.0	1926	2002	2027
Eloy Chaves	19.0	106.9	1954	1993	2027
Esmeril	5.0	25.2	1912	2003	2027
Gavião Peixoto	4.1	19.3	1913	(2)	2027
Guaporé	0.7	2.6	1950		(5)
Jaguari	11.8	78.8	1917	2002	2027
Lençóis	1.7	14.7	1917	1988	2027
Monjolinho	0.6	2.71	1893	2003	2027
Pinhal	6.8	32.4	1928	1993	2027
Pirapó	0.7	0.9	1952		(5)
Saltinho	0.8	5.3	1950		(5)
Salto do Pinhal	0.6		1911	(4)	2027
Salto Grande	4.6	23.8	1912	2003	2027
Santana	4.3	25.4	1951	2002	2027
São Joaquim	8.1	49.3	1911	2002	2027
Socorro	1.0	5.3	1909	1994	2027
Três Saltos	0.7	5.3	1928	(3)	2027

Thermoelectric plants:
Carioba	36.0	219.0	1954		2027

Total	915.0	4,601.6

(1)	The concession for Serra da Mesa is held by Furnas. We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30-year rental agreement, expiring in 2028.

(2)	Power plants that will be upgraded by 2007.

(3)	Power plants that will be upgraded by 2008.

(4)	Power plants that are not active.

(5)	In accordance with Decree No. 2003 (art. 5) of September 10, 1996, hydroelectric projects with a generation capacity equal to or less than 1,000 kW, regardless of concession or authorization, must be registered with the regulatory authority and administrator of power concessions.
     Serra da Mesa. Our largest hydroelectric facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders. Furnas began construction on the Serra da Mesa facility in 1985. In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction. Serra da Mesa currently consists of three hydroelectric facilities located on the Tocantins River in the state of Goiás. The Serra da Mesa facility began operations in 1998 and has an installed capacity of 1,275 MW. The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility. Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires. We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 and that adjusts annually based on the IGP-M. After the electricity purchase arrangement with Furnas expires in 2014 and until 2028, we will retain the right to 51.54% of the Assured Energy of Serra da Mesa. We will be allowed to commercialize it in accordance with regulations applicable at such time. Our share of the installed capacity and Assured Energy of the Serra da Mesa facility is 675 MW and 3,030 GWh/year, respectively.

     Small Hydroelectric Power Plants. Through our subsidiaries CPFL Centrais Elétricas and CPFL Sul Centrais Elétricas, we operate 23 Small Hydroelectric Power Plants, most of which were constructed early in the twentieth century. As part of a program of operation and modernization of these power plants, we have been investing since 1988 in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives we hope to increase the Assured Energy of such plants, their production of electricity and our profitability, while minimizing operational costs.
     The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operations center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.
     The costs of operation and maintenance of the CPFL Centrais Elétricas plants decreased from R$26.47/MWh in 1997 to R$10.25/MWh in 2005. The rate of availability of our power generation equipment increased from 82% in 1997 to 96% in 2005. During the period from 2005 to 2008, we expect to modernize five power plants: Buritis, Capão Preto, Chibarro, Gavião Peixoto and Três Saltos.
     In 2004, modernizing projects were presented for Gavião Peixoto, Chibarro and Capão Preto. The Gavião Peixoto project was approved by ANEEL in July of 2004 and the new Assured Energy level was approved by the Ministry of Mines and Energy – MME in June 2005, thereby increasing from 19.3 GWh per year to 33.5 GWh per year. Work on this project began in August 2005. The renovation projects at the Capão Preto and Chibarro plants were approved by ANEEL through Dispatch 1038 (August 22, 2005) and Dispatch 1343 (September 27, 2005), respectively. The MME approved a higher Assured Energy level at Capão Preto on September 23, 2005, which was increased from 8.7 GWh per year to 19.9 GWh per year, and at Chibarro on November 1, 2005, which was increased from 6.1 GWh per year to 14.8 GWh per year. The tentative start date for modernization and renovation at these two facilities is the second half of 2006, and they are scheduled to become operational once again in 2007.
     Thermoelectric Plants. We operate one thermoelectric power plant with an installed capacity of 36 MW. The Carioba facility was constructed in 1954. As of 2002, the Carioba facility was operating with 100% fuel-subsidized oil. Beginning in 2003, this subsidy was gradually reduced and it will be phased out entirely by 2006. Contracted electricity will simultaneously decrease by 25% per year, and as a result, by 2006 all assured energy at Carioba will be available to be contracted pursuant to PPAs.
     Monte Claro. On December 29, 2004, Monte Claro’s first generating unit began operations with an installed capacity of 65 MW and Assured Energy of 509.8 GWh a year. The second generating unit will begin operations in 2006, with an installed capacity of 65 MW and Assured Energy of 7.0 GWh per year, totaling 130 MW in installed capacity and 516.8 GWh in Assured Energy per year. This plant belongs to the CERAN Complex, in which CPFL Geração holds a 65% ownership interest.
     Barra Grande. On November 1, 2005, Barra Grande’s first generating unit became operational with an installed capacity of 230 MW and Assured Energy of 1,813.3 GWh per year. The second generating unit became operational on February 2, 2006 with an installed capacity of 230 MW and Assured Energy of 1,520.7 GWh per year, and the third generating unit became operational on May 1, 2006 with an installed capacity of 230 MW and Assured Energy of 0,0 GWh per year. These three units together have a total installed capacity of 690 MW and total Assured Energy of 3,334.1 GWh per year. CPFL Geração owns a 25.01% interested in this project.
Expansion of Generation Capacity
     Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently involved in the construction of six new hydroelectric generation facilities with a total expected installed capacity of 2,490 MW, of which our share will be 1,077.6 MW. By the end of 2006, we expect that approximately 55% of the generating capacity from these facilities will come online.

     The following table sets forth information regarding our current hydroelectric generation projects as of December 31, 2005.

							Estimated
							Installed	Estimated
	Estimated	Estimated	Estimated		Expected		Capacity	Assured
	Installed	Assured	Construction	Start of	Start of	Our	Available	Energy
	Capacity	Energy	Cost	Construction	Operations	Ownership	to us	Available to us
	(MW)	(GWh/yr)	(R$ million			(%)	(MW)	(GWh/yr)
			adjusted to
			December 2005)
Barra Grande (2nd and 3rd units)	460	1,520.7	1,656.7	July 2001	2006	25.01	115.0	380.3
Campos Novos	880	3,310.4	1,568.1	August 2001	2006	48.72	428.8	1,612.9
CERAN Complex:
Castro Alves	130	560.6	372.5	April 2004	2007	65.00	84.5	364.4
Monte Claro (2 nd unit)	65	7.0	346.9	April 2002	2006	65.00	42.3	4.6
14 de Julho	100	438.0	353.6	October 2004	2008	65.00	65.0	284.7

	295	1,005.6	1,073.0				191.8	653.6
Foz do Chapecó	855	3,784.3	2,083.5	2006	2010	40.00	342.0	1,513.7

Total	2,490	9,621.0	6,381.3				1,077.6	4,160.6

(*)	Refers to the total estimated construction costs for the Monte Claro and Barra Grande plants.
     Barra Grande Project. We own a 25.01% interest in BAESA, a joint venture formed to construct, finance and operate the Barra Grande hydroelectric plant pursuant to a 35-year concession granted in May 2001. The plant is under construction on the Pelotas River on the border between the states of Rio Grande do Sul and Santa Catarina. The plant is projected to have an installed generation capacity of 690 MW and estimated Assured Energy of 3,334 GWh per year, of which our share will be 833.7 GWh per year. The other shareholders of the joint venture are Alcoa (42.18%), CBA – Companhia Brasileira de Alumínio (15.00%), DME – Departamento Municipal de Eletricidade de Poços de Caldas (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%). Upon completion, the facility will be operated by a consortium formed by our subsidiary CPFL Geração and Alstom Brasil Ltda. Construction began in July 2001, and the first of three generating units became operational in November 2005. The remaining units became operational in February and May of 2006. Barra Grande increased our total generation capacity by 57.5 MW in 2005 and 115.0 MW in 2006.
     The capital structure for this joint venture is 36% equity and 64% debt. The joint venture obtained R$460.6 million of financing for the Barra Grande project from BNDES. Hejoassu Administração Ltda., or Hejoassu, the holding company of the Votorantim Group, Camargo Corrêa S.A. and Alcoa Alumínio S.A. are guaranteeing the financing. The financing is also guaranteed by a pledge of (i) the shares of BAESA held by Alcoa Alumínio S.A., CPFL Geração, Camargo Corrêa Cimentos S.A., CBA and DME Energética Ltda. and (ii) the rights of BAESA under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by BAESA. During 2003 and 2004, several disbursements were made in the total amount of R$330.96 million and R$138.40 million, respectively for each year. Those amounts, by the time the disbursement occurred, were adjusted to take into account the effects of inflation. On September 30, 2004, the joint venture also issued debentures in the amount of R$185.45 million. These debentures are guaranteed by the members of the joint venture, in proportion to their respective percentage ownership interests. Additionally, BAESA has signed additional financing from BNDES in the amount of R$300 million, adjusted at the time of disbursement to reflect the effects of inflation, for which the joint venture received R$237.7 million in 2005 and R$66 million in January 2006. This additional financing is secured with a bank guarantee. We signed a turn-key EPC contract with Construções Comércio Camargo Corrêa, Alstom Brasil Ltda. and Engevix Engenharia Ltda. in August 2001. As of December 31, 2005, the total net book value for the project’s property, plant and equipment was R$1,364 million, of which our share was R$341 million. As of December 31, 2005, the total estimated cost to complete the facility was R$141 million.
     Campos Novos Project. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant is under construction on the Canoas River in the State of Santa Catarina and is expected to have an estimated installed capacity of 880 MW and estimated Assured Energy of 3,310.4 GWh per year, of which our share will be 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (22.69%), CNT – Companhia Níquel Tocantins (20.04%), CEEE – Companhia Estadual de Energia Elétrica

(6.51%) and CELESC – Centrais Elétricas de Santa Catarina (2.03%). Upon completion, the facility will be operated by ENERCAN under CPFL Geração’s supervision. Construction began in August 2001, and we anticipate that the plant will begin operating by the second half of 2006. Campos Novos will add 428.8 MW to our generation capacity.
     The expected capital structure is 37.0% equity and 63.0% debt. ENERCAN obtained R$619.87 million of financing for the project from BNDES. Hejoassu will be the only guarantor of this financing. During 2003, 2004 and 2005, several disbursements were made in the total amount of R$297.98 million, R$245.62 million and R$86.43 million, respectively for each year. ENERCAN also obtained additional financing from the Inter-American Development Bank, or IDB, in an amount of US$75 million, which is guaranteed by Hejoassu and by us. The first disbursement in the amount of US$50 million was made on April 7, 2005, and the second disbursement in the amount of US$10 million was made on July 20, 2005. We signed a turn-key EPC contract with Camargo Corrêa, GE Hydro Inepar do Brasil S.A., CNEC Engenharia S/A and Engevix in October 2001. As of December 31, 2005, the total net book value for the project’s property, plant and equipment was R$1,323 million, of which our share was R$645 million. As of December 31, 2005, the total estimated cost to complete the facility was R$100 million.
     CERAN Project. We own a 65.00% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30.00%) and Desenvix (5.00%). The CERAN hydroelectric complex consists of three hydroelectric plants: 14 de Julho, Monte Claro and Castro Alves. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul. The total cost of constructing the complex is estimated at R$1,073.1 million, of which we will be responsible for R$697.5 million. The Monte Claro plant began its operation in December 2004 with the introduction of its first generating unit and will be operating at full capacity in 2006 with the introduction of its second generating unit. The entire CERAN Complex will be fully on-line by 2008.
     The facility will have estimated installed capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh. Upon completion, the facility will be operated by CERAN under CPFL Geração’s supervision. We anticipate that the plant will add 234 MW to our generation capacity.
     The expected capital structure is 34.0% equity and 66.0% debt. We have provided a 100% guarantee of the construction costs for the CERAN complex. The financing is also guaranteed by a pledge of (i) the shares of CERAN held by the shareholders and (ii) the rights of CERAN under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by CERAN. CERAN obtained R$436 million of financing for the CERAN complex from BNDES. During 2004, several disbursements were made in the total amount of R$203.2 million. In 2005, two additional disbursements were made in the amounts of R$10.1 million and R$8.2 million. In 2006, three disbursements were made in April in the total amount of R$42.6 million. We signed a turn-key EPC contract with Construções e Comércio Camargo Corrêa S.A., Alstom Brasil Ltda. and Engevix Engenharia Ltda. in May 2002. As of December 31, 2005, the total net book value for the project’s property, plant and equipment was R$406 million, of which our share was R$264 million. As of December 31, 2005, the total estimated cost to complete the facility was R$697 million.
     Foz do Chapecó Project. We own a 40% interest in Foz do Chapecó Consortium, a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. The remaining 60% interest in the Foz do Chapecó Consortium is divided among Chapecoense Geração de Energia S.A., which in February 2006 acquired the 40% stake previously held by Companhia Vale do Rio Doce (such acquisition is still subject to ANEEL’s approval), and CEEE, which holds the remaining 20%. The Foz do Chapecó hydroelectric plant will be located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is estimated at R$2,083.5 million, of which we will be responsible for R$833.4 million. We anticipate that the plant will begin operating in 2010 and will add 342 MW to our generation capacity.
     We are currently structuring the financing of this project. We have already obtained the Prior License (Licença Prévia, or LP) for the Foz do Chapecó Project and the Installation License (Licença de Instalação, or LI) by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA – Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis) and anticipate beginning construction in 2006.

     Gavião Peixoto Small Hydroelectric Power Plant. The Gavião Peixoto plant, located in Rio Jacaré Guaçu in the state of São Paulo, is being renovated and upgraded, and it will have an installed capacity of 4.8 MW and Assured Energy of 33.5 GWh per year. The total estimated investment is R$20 million, and CPFL’s participation in the project is 100%. Construction of the Small Hydroelectric Power Plant began on August 31, 2005, and the plan in proceeding according to the established timetable. The first generating unit is scheduled to become operational in January 2007.
Electricity Commercialization and Services
Commercialization Operations
     CPFL Brasil carries out our electricity commercialization operations. Its key functions are:
•	procuring electricity for our distribution companies and its commercialization activities by entering into bilateral contracts with generating companies (including our generation subsidiaries) and purchasing electricity in public auctions from generation companies;

•	reselling electricity to free consumers;

•	reselling electricity to distribution companies (including CPFL Paulista, CPFL Piratininga and RGE) and other agents in the electricity market through bilateral contracts; and

•	providing electricity-related services and consulting to final customers and other agents.
     The rates at which CPFL Brasil purchases and sells electricity are determined in negotiations with its suppliers and customers and are not generally established by ANEEL. In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited to an average of 10% by ANEEL regulations. Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30% of their electricity requirements from affiliated companies. The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004. However we are allowed to sell electricity to distributors through the open bidding process in the Regulated Market.
     CPFL Brasil’s trading floor is equipped with modern computer equipment and software that allows it to monitor in real time the electricity needs of our distribution companies and the output of our generating companies. Together with our experienced commercialization team, we believe our trading floor provides a solid base from which to conduct commercialization activities.
Electricity-Related Services
     We offer our customers a wide range of electricity-related services through CPFL Paulista, CPFL Piratininga and CPFL Brasil. These services are designed to help customers improve the efficiency, cost and reliability of the electric equipment they use. Our main electricity-related services include:
•	thermographic inspections of a client’s electrical equipment using infrared technology to ensure that the equipment is functioning properly and to anticipate and prevent electrical shortages;

•	use of our new product “Power Quality” which allows our industrial and commercial customers to analyze their electrical systems to ensure that they are functioning at their optimum technical level and are providing the most efficient, reliable and economically affordable service;

•	lectures and training sessions for our clients’ technical staff on a wide range of topics which affect a client’s ability to effectively use and maintain its electrical services and equipment. Recent lectures have addressed the electricity industry tariff structure, co-generation and the proper administration of electricity;

•	construction of turn-key electric substations and transmission lines; and

•	consulting on energy management and public auctions for final customers and other agents.
Competition
     We have concessions to generate and distribute electricity in a substantial area within the states of São Paulo, Rio Grande do Sul, Santa Catarina and Goiás and we face competition from other generation and commercialization companies for free consumers. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.
     Brazilian law provides that all of our concessions can be renewed once with approval from MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services are met. We intend to apply for the extension of each concession upon its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. ANEEL has absolute discretion over whether to renew existing concessions, and the acquisition of certain concessions by competing investors could adversely affect our results of operations.
Our Concessions
     We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses.
     We have the following concessions with respect to our distribution business:

Concession No.	Concessionaire	State	Term
014/1997	CPFL Paulista	São Paulo	30 years from November 20, 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 23, 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 6, 1997
     Our generation business is supported by the following concessions:

Concession No.	Concessionaire	Plant	State	Term
128/2001	Foz do Chapecó Energia S.A.	Foz do Chapecó	Santa Catarina, Rio Grande do Sul	35 years from November 7, 2001
036/2001	Energética Barra Grande S.A.	Barra Grande	Rio Grande do Sul	35 years from May 14, 2001
008/2001	Companhia Energética Rio das Antas	14 Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 3, 2001
043/2000	Campos Novos Energia S.A.	Campos Novos	Santa Catarina	35 years from May 29, 2000
015/1997	CPFL Centrais Elétricas	Our 19 Small Hydroelectric Power Plants and one thermoelectric facility	São Paulo	30 years from November 20, 1997
Decree N° 85,983/81	Semesa S.A. (1)	Serra da Mesa	Goiás

(1)	The concession for Serra da Mesa is held by Furnas. We have the contractual right to 51.54% of the Assured Energy of this facility under a 30-year rental agreement, expiring in 2028.
Properties
     Our principal properties consist of hydroelectric generation plants, substations and distribution networks located in the states of São Paulo, Rio Grande do Sul, Santa Catarina and Goiás. The net book value of our total property, plant and equipment as of December 31, 2005 was R$5,289 million. Apart from our distribution network, no single one of our properties produces more than 10% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes.
     Pursuant to Brazilian law, essential properties and facilities used by us to perform our obligations under our concession agreements cannot be transferred, assigned, pledged or sold to, or encumbered by, any of our creditors without prior approval from ANEEL.

     Although the Brazilian government grants concessions to construct hydroelectric plants, it does not grant expropriation decrees to the land underlying the projects. Such a decree will only be given when it has been demonstrated that the concessionaire has negotiated with at least 50% of the affected landowners. Once such negotiations have been conducted, the concessionaire may request an expropriation decree from ANEEL. ANEEL will study the request and verify that all available options to negotiate with the landowners have been exhausted. If ANEEL arrives at this finding, it will issue an expropriation decree on the affected land. If the concessionaire and landowners cannot agree on a price for the property or a right of way, the concessionaire may use the expropriation decree in order to request an ownership certificate from the Justice Court that will allow the construction to proceed while a court-appointed expert determines the fair market value for the property.
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
Environmental Programs
     CPFL Energia participates on a regular basis in programs that manage the environmental impact of its operations and projects. These initiatives aim to ensure that all aspects of the company’s planned activities and operations include measures to prevent and mitigate any environmental harm, in accordance with current national legislation and regulatory obligations. The Environmental Management System, through which CPFL Paulista, CPFL Piratininga and CPFL Centrais Elétricas are all certified under the applicable law, Norma ISO 14001, facilitates monitoring of the company’s operations.
     CPFL Energia’s companies have also developed environmental programs that focus on the activities of their distributors as well as the operations of their hydroelectric plants. These programs ensure that business is conducted in a manner that respects the environment and that adds value to the communities in which these companies operate.
CPFL Geração’s Construction Sites
     The environmental issues regarding the construction of our new electricity generation facilities require specially-tailored oversight. For this reason, CPFL Geração manages these matters along with the basic environmental needs of each site in order to ensure that its policies and its environmental obligations are given adequate consideration.
     Decisions are made by environmental committees, whose members include representatives of each project partner and of each plant’s environmental management office. In this way, the implementation of environmental projects and the interaction with government agencies are given more importance in the process of environmental compliance and future electricity generation. For example, in securing the operating license for Barra Grande from IBAMA in July 2005, the project managers had a productive dialogue with representatives from the federal government allowing for both expanded electricity generation and environmental preservation.
     The following examples also demonstrate this relationship:
•	Barra Grande. We have consistently supported the local Rural Population Relocation Program. This program envisions relocating 430 families, including: (1) 194 families living in Rural Collective Resettlements, which have homes with garages, arable plots, community centers and capacity for schools. Of this group, there are already 86 families inhabiting their land; (2) 230 families that received letters of credit and have acquired their own property; and (3) 6 families living in Remaining Area Resettlements. The program also provides institutional support to 127 families of small land owners and occupiers who are involved in: land cultivation or exploration; conservation of biodiversity and native flora and fauna, including endangered species; the creation of a sapling nursery that protects plant diversity by producing 680,000 saplings destined for reforestation projects.

•	Campos Novos. We have consistently supported the local Rural Population Relocation Program. This program envisions relocating 297 families, including: (1) 31 families living in Rural Collective Resettlements, which have infrastructures similar to those in Barra Grande, and where all families are already inhabiting their land; (2) 49 families living in Small Rural Collective Resettlements, where all families are already inhabiting their land; (3) 170 families that received letters of credit and have acquired their own property; and (3) 47 families living in Remaining Area Resettlements. In addition, the program administers the Rural Development Fund, which in turn provides resources to the Brazilian Support Service for Small Companies (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, or SEBRAE-SC) in order to add value to small land parcels held by more than 300 families in the region. A Conservation Unit has been established, currently protecting 1,068 hectares of land, and the Permanent Preservation Area, which maintains a preserve covering 1,832 hectares, has been revitalized with the planting of 206,000 native trees saplings, including a number of endangered species. In recognition of its efforts to mitigate the environmental impact of its operations, ENERCAN received the Fritz Muller Prize of the government of the state of Santa Catarina.

Insurance
     We maintain insurance for losses resulting from fire, lightning, explosions, electrical shorts and outages at our various substations, power plants, buildings and facilities, and for personal and material damages incurred by third parties in accidents relating to our electricity transmission and distribution operations. In the power plants themselves, we insure our generators and turbines against fire, lightning, explosions, electrical shorts and outages, and equipment malfunctions. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the risk of major interruption, nor do we have earthquake insurance. We believe that we maintain insurance that is customary in Brazil for the type of business that we operate. In 2005 we paid an aggregate of R$4.1 million in insurance premiums.
THE BRAZILIAN POWER INDUSTRY
General
     In 2002, the MME (defined below) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 112.1 GW by 2012, of which 86.8 GW (77.4%) is projected to be hydroelectric, 16.8 GW (15.0%) is projected to be thermoelectric and 8.5 GW (7.6%) is projected to be imported through the Interconnected Power System.
     In 2005, Eletrobrás owned 44% of Brazilian generation assets. Through its subsidiaries, Eletrobrás is also responsible for 60% of Brazil’s installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Energética de São Paulo — CESP and Companhia Energética de Minas Gerais — CEMIG.
     Private companies had 27.7% and 60% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 20% of the transmission market, in terms of revenue.
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
National Electrical System Operator — ONS
     The National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”) is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.
Electric Energy Trading Chamber — CCEE
     The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL, which has replaced the former Wholesale Energy Market, or MAE.
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

     The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are summarized below:
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
     Penalties. ANEEL’s regulation governs the imposition of sanctions against the participants in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to two per cent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (3) changes in controlling interest of the holder of the authorization or concession. In case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

The New Industry Model Law
     Since 1995, the Federal Government has taken a number of measures to reform the Brazilian electric energy industry. These culminated, on March 15, 2004, in the enactment of the New Industry Model Law, which further restructured the power industry with the ultimate goal of providing consumers with a secure electricity supply at an adequate tariff. The New Industry Model Law was implemented by Decree No. 5,153, enacted on July 30, 2004.
     The New Industry Model Law introduced material changes to the regulation of the power industry, with a view to (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity within Brazil at adequate tariffs through competitive electricity public bidding processes. The key features of the New Industry Model Law include:
•	Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), called the free market, that permits a certain degree of competition.

•	Restrictions on certain activities of distributors, so as to require them to focus on their core business of distribution, to promote more efficient and reliable services to captive consumers.

•	Elimination of self-dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties.

•	Respect for contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
     The New Industry Model Law excludes Eletrobrás and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the privatization process of state-owned companies.
Parallel Environment for the Trading of Electric Energy
     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (1) the regulated market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their customers and (2) the free market, which contemplates purchase of electricity by non-regulated entities (such as Free Consumers and energy traders).
     Electricity from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Development of Alternative Sources Program “Proinfa Program”, an initiative established by the Federal Government to create certain incentives for the development of alternative energy sources, such as wind power projects, Small Hydroelectric Power Plants and biomass projects, as defined below (the “Proinfa Program”) and (3) Itaipu, is not subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu will continue to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Center-Western Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “ — Distribution Tariffs.”
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
     According to the New Industry Model Law, electricity distribution entities will be entitled to pass through to their respective customers all costs related to electricity they purchased through public auction as well as any taxes and industry charges.
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
     A consumer that is eligible to choose its supplier may only be able to rescind its contract with the local distributor by notifying such distributor at least 15 days before the date such distributor is required to state its estimated electricity needs for the next auction. Further, such consumer may only begin acquiring electricity from another supplier in the year following the one in which the local distributor was notified. Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor could buy the additional energy in the Pool without imposing extra costs to the captive market.
     State-owned generators may sell electricity to free consumers; however, as opposed to private generators, they are obligated to do so through an auction process.
Regulation under the New Industry Model Law
     New regulations under the New Industry Model Law include, among other items, rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers, among other things.
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
     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free Consumers are required to notify MME, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will be required to notify MME, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially Free Consumers.
Auctions on the Regulated Market
     Electricity auctions for new generation projects in process will be held (1) five years before the initial delivery date (referred to as “A-5’’ auctions) and (2) three years before the initial delivery date (referred to as “A-3’’ auctions). There will also be electricity auctions from existing power generation facilities (1) held one year before the initial delivery date (referred to as “A-1’’ auctions) and (2) held approximately four months before the delivery date (referred to as “market adjustments’’). The invitations to bid in the auctions will be prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criterion to determine the winner of the auction.
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
     With respect to the CCEAR related to electricity generated by existing generation facilities, the decree provides for three alternatives for the permanent reduction of contracted electricity: (1) compensation for the exit of potentially free consumers from the Regulated Market, (2) reduction, at the distribution companies’ discretion, of up to 4% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.
     On December 7, 2004, CCEE conducted the first auction pursuant to the procedures established by the New Industry Model Law. The generators and distributors provided their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on this information, MME established the total amount of electricity to be traded in the auction and set the generation companies that would participate in the auction. The auction was carried out in two phases via an electronic system. The energy negotiated in the auction is generated by existing generation enterprises and the contracts have an 8 year-term, with initial delivery dates beginning in 2005, 2006 and 2007.
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

     In 2005, CCEE conducted the second, the third and the fourth auctions in accordance with the Bid Documents (“Documentos do Leilão”) and the CCEAR approved by Resolution No. 164, which was enacted by ANEEL on August 22, 2005.
The Annual Reference Value
     The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of electricity prices in the “A-5’’ and “A-3’’ auctions, calculated for all distribution companies.
     The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in the “A-5’’ auctions and the “A-3’’ auctions. Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass through the full amount of the Annual Reference Value to consumers for three years. The Annual Reference Value will also be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed through. The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers: (1) No pass-through of costs for electricity purchases that exceed 103% of actual demand; (2) Limited pass-through of costs for electricity purchases made in an “A-3’’ auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the “A-5’’ auctions; (3) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract; (4) From 2005-2008, electricity purchases from existing facilities in the “A-1’’ auction is limited to 1% of requirements. If the acquired electricity in the “A-1’’ auction exceeds 1%, pass-through of costs to final consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME will establish the maximum acquisition price for electricity generated by existing projects that take part in the auctions for sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price (Preço de Liquidação de Diferenças or PLD) and the Annual Reference Value.
Electric Energy Trading Convention
     ANEEL Resolution No. 109, of 2004 and No. 210, of 2006, govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). This convention regulates the organization and administration of the CCEE as well as the conditions for trading electric energy. It also defines, among other things, (1) the rights and obligations of CCEE participants, (2) the penalties to be imposed on defaulting participants, (3) the structure for dispute resolution, (4) the trading rules in both regulated and free markets and (5) the accounting and clearing process for short-term transactions.
Restricted Activities of Distributors
     Distributors in the Interconnected Power System are not permitted to (i) conduct businesses related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) conduct businesses that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10% in distributors. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with these requirements within the prescribed timeframe.
Elimination of Self-Dealing
     Since the purchase of electricity for captive customers is now performed through the Pool, “self-dealing” (under which distributors were permitted to meet up to 30% of their electric energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.
Contracts Executed prior to the New Industry Model Law
     The New Industry Model Law provides that contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law may not be amended to reflect any extension or modification of their terms, with the exception of Initial Supply Contracts, as described below. During the transition period to a free and competitive energy market (1998-2005), purchases and sales of electric energy between generation and distribution concessionaires occurred pursuant to Initial Supply Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry.
     Under the 1998 Power Industry Law, electricity committed to Initial Supply Contracts was reduced by 25% each year from 2003 to 2005. Generation companies were allowed to trade their excess, uncontracted electricity in the regulated market or in the free market, and to conduct public auctions to trade any uncontracted volumes with Free Consumers or energy traders. With the expiration of the Initial Supply Contracts at the end of 2005, all energy will now be sold in the regulated market or in the free market. However, public generation companies may amend the Initial Supply Contracts that were in full force and effect on March 2004.
Challenges to the Constitutionality of the New Industry Model Law
     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices, provided that a quorum of at least eight Justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.
     If all or a relevant portion of the New Industry Model Law is deemed unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which will create uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.
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
     Pursuant to ANEEL Resolution no. 166/2005, the costs associated with research and development and energy efficient consumption have been included in Parcel A costs through periodic revisions (revisão periódica) since November 2005.
     Parcel B costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues, excluding ICMS, a state tax levied on sales. As of 2005, the PIS/PASEP and COFINS revenue taxes are no longer deemed to form part of Parcel B costs, and therefore may be passed-through to customers.
     Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

     Electricity distribution concessionaires are also entitled to periodic revisions every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.
     The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.
     In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.
     Distribution companies need to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially free consumers on the date of their subsequent tariff readjustment or tariff revision, whichever occurs earlier.
     With the introduction of the New Industry Model Law, the MME has acknowledged that the variable costs associated with the purchase of electric energy may be included by means of the Parcel A Account or CVA, an account created to recognize some of our costs when ANEEL adjusts the tariffs of our distribution subsidiaries. See “Item 5—Operating and Financial Review and Prospects—Overview—Recoverable Costs Variations—Parcel A Costs.”
Incentives
     In 2000, a Federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or PPT) for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.
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
     The Federal Government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR. IPPs are required to make contributions for using a public asset (Uso de Bem Público, or UBP) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments related to the UBP since December 31, 2002 are paid directly to the Federal Government.
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
ESS
     Resolution no. 173 of November 28, 2005 established a provision for the system service charge, Encargo de Serviço do Sistema (“ESS”), which beginning in January 2006 will be included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected Grid (Sistema Interligado Nacional). This charge will be based on the estimates made by the National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”), up to October 31 of each year.
Fee for the Use of Water Resources
     The Power Industry Law requires that holders of a concession and authorization to use water resources must pay a fee of 6.75% of the value of the energy they generate by using such facilities. This charge must be paid to the federal district, states and municipalities where the plant or the plant’s reservoir is located.
ANEEL Inspection Fee (TFSEE)
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
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
     We have three distribution subsidiaries—CPFL Paulista, CPFL Piratininga and RGE. We fully consolidate CPFL Paulista and CPFL Piratininga. Until June 2006, when we increased our equity interest in RGE to 99.76%, we accounted for RGE using proportionate consolidation, and accordingly our financial statements included 67.07% of each item for RGE. We also account for four of our indirect subsidiaries (CERAN, BAESA, ENERCAN and Foz do Chapecó) using proportionate consolidation. Those indirect subsidiaries own a total of six generation facilities. BAESA and CERAN are under construction but have already begun operations. ENERCAN is expected to start operations in the second half of 2006. See “Presentation of Financial Information.”
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

     In addition to achieving the best returns we can from our regulated distribution business, we have two broad initiatives to improve our future financial performance—growth in generating capacity and development of our commercialization and electricity-related services business. We have a portfolio of hydroelectric generation projects, which are progressively becoming operational, and of this new generation capacity, approximately 42 MW came online in 2004, approximately 58 MW came online in 2005 and approximately 586 MW are expected to come online by the end of 2006. We expect a further 492 MW of new generation capacity will be operational by the end of 2010. We plan to use the additional electricity generated by these projects to supply electricity to our distribution business, and we currently expect that this degree of integration will improve our consolidated profit margin and our cash flows. We are also growing our commercialization and electricity-related services business in a progressively more liberal market. While it is difficult to predict the size this business will attain, it will provide additional revenues without a significant investment in a business that is not currently subject to regulated margins.
     There are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance, as we have seen in recent years with the effects of an energy crisis in 2001 and increases in interest rates and indexation rates on our debt. We believe that the most significant external factors affecting our performance involve industry regulation, and important regulatory changes occurred in 2004 and 2005. Principal among these changes was the introduction and initial implementation of the New Industry Model Law, especially with respect to the structure and administation of the EPE, CMSE and the activities of the CCEE, which is in charge of electricity purchase auctions and the adjustment auctions.
Background
Regulated Distribution Tariffs
     Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive final customers at regulated tariffs. In 2005, sales to captive consumers represented 73.2% of the volume of electricity we delivered and 87.4% of our operating revenues, compared to 82.4% and 91.0%, respectively, in 2004. These proportions could continue to decline in 2006 and future years if customers continue to migrate from captive to free status.
     Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our customers and shareholders. For a description of tariff regulations, see “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs” and “Item 4. Information on the Company—Customers, Analysis of Demand and Tariffs.”
     Tariffs are determined separately for each of our three distribution subsidiaries as follows:
•	Our concession agreements provide for an annual adjustment (reajuste anual) to take account of changes in our costs, which for this purpose are divided into costs (known as Parcel A costs) that are beyond our control and costs (known as Parcel B costs) that we can control. Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. As a result of recent regulatory reforms, our ability to fully pass through to final consumers our electricity acquisition costs has become subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and will only apply during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry — The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to final consumers. Agreements in force before the enactment of these regulatory reforms will be respected and the pass-through of tariffs will be governed by the rules in force at the time of the agreement, which provide for full pass-through of the costs of acquired electricity subject to a ceiling determined by the Brazilian government. An annual adjustment of tariffs occurs every April for CPFL Paulista and RGE and every October for CPFL Piratininga.
•	Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our customers. The first periodic revisions occurred in 2003. Currently ANEEL is reevaluating the methodology of the 2003 periodic revisions in order to establish the methodology for the 2007 periodic revision. In May 2006 ANEEL issued technical comments (notas técnicas) in connection with the upcoming periodic revision, which are still subject to public review and final approval by ANEEL. For detailed information on periodic revision, see “—2003 Periodic Revision.”
•	Brazilian law also provides for extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. In particular, we currently charge supplemental tariffs that were introduced as a result of the energy crisis in 2001-2002. See “—The 2001-2002 Energy Crisis and Related Regulatory Measures” below.
     Through 2002, the annual adjustments were the same in percentage terms for all of our customers. Since 2003, tariff increases apply differently to different customer classes, with generally higher increases for customers using higher voltages, to reduce the effects of historical cross-subsidies in their favor. The following table sets forth the percentage increase in our tariffs resulting from each annual adjustment from 2002 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “—Background—Brazilian Economic Conditions.”

	CPFL Paulista	CPFL Piratininga	RGE
2002	11.60%	17.01%	12.20%
2003(1)	20.19%	15.02%	27.36%
2004:
Correction of 2003(2)	1.30%	(3.64)%	0.47%
Average	13.63%	14.00%	14.37%
By voltage category:
A1 (230 kV or more)	—	28.35%	25.70%
A2 (88 to 138 kV)	28.28%	24.78%	—
A3 (69 kV)	21.75%	—	23.99%
A3a (30 kV to 44 kV)	13.06%	—	13.95%
A4 (2.3 kV to 25 kV)	18.45%	15.13%	21.71%
BT	8.91%	10.23%	10.21%
By category of customer:
Residential	8.92%	10.23%	10.21%
Industrial	20.80%	19.60%	21.42%
Commercial	12.25%	12.29%	13.40%
Rural	11.48%	12.09%	11.41%
Public administration	13.02%	12.52%	14.12%
Public lighting	8.90%	10.22%	10.20%
Public service	16.62%	14.82%	18.44%
Own consumption	11.96%	10.93%	13.47%
2005:
Correction of 2003(3)	(0.67)%	(0.76)%	—
Average	17.74%	1.54%	21.93%
By voltage category:
A1 (230 kV or more)	—	6.07%	31.92%
A2 (88 to 138 kV)	37.41%	13.62%	—
A3 (69 kV)	27.31%		32.48%
A3a (30 kV to 44 kV)	2.67%		21.65%
A4 (2.3 kV to 25 kV)	25.29%	5.95%	28.98%
BT	11.67%	4.78%	15.99%
By category of customer:
Residential	11.56%	4.77%	16.02%
Industrial	27.19%	8.59%	28.52%
Commercial	16.10%	0.27%	19.78%
Rural	14.91%	1.17%	20.27%
Public administration	16.60%	0.49%	20.56%
Public lighting	11.55%	4.78%	15.99%
Public service	22.92%	5.15%	25.47%
Own consumption	16.24%	3.47%	19.38%
2006:
Average	10.83%	(4)	10.19%
By voltage category:
A1 (230 kV or more)			17.22%
A2 (88 to 138 kV)	25.04%		18.58%
A3 (69 kV)	17.40%		—
A3a (30 kV to 44 kV)	36.58%		7.29%
A4 (2.3 kV to 25 kV)	18.72%		17.10%
BT	5.66%		4.30%
By category of customer:
Residential	5.67%		4.30%
Industrial	18.22%		16.17%
Commercial	11.30%		8.84%
Rural	9.15%		7.14%
Public administration	11.94%		10.54%
Public lighting	5.67%		4.31%
Public service	16.60%		14.24%
Own consumption	9.75%		9.53%

(1)	The periodic revision in 2003 was provisional. The actual percentage increases from the 2003 periodic revision for CPFL Paulista, CPFL Piratininga and RGE were 19.55%, 18.08% (limited to 14.68%, with 3.4% deferred until the 2004-2006 tariff adjustments) and 27.36%, respectively. The slightly higher percentage increases for CPFL Paulista and CPFL Piratininga shown in the table above reflect the actual percentage increase in tariffs, which takes into account compensation owed to these subsidiaries from prior periods.

(2)	The 2004 correction of the 2003 periodic revision modified CPFL Paulista’s and CPFL Piratininga’s 2003 periodic revision from 19.55% to 21.10% and from 14.68% to 10.51%, respectively, and modified RGE’s 2003 periodic revision from 27.36% to 27.96%. The 2004 correction was provisional for CPFL Paulista and CPFL Piratininga and definitive for RGE.

(3)	The 2005 correction permanently modified CPFL Paulista’s 2003 periodic revision to 20.29% and CPFL Piratininga’s to 9.67%.

(4)	CPFL Piratininga’s annual adjustment is scheduled to occur in October 2006.

2003 Periodic Revision
     The following description provides additional details on the 2003 Periodic Revision and related tariff adjustments.
     CPFL Piratininga. In October 2003, ANEEL established, on a provisional basis, CPFL Piratininga’s 2003 Periodic Revision at a rate of 18.08%. However, only 14.68% took effect, with the remaining increase deferred to the 2004-2006 annual adjustments. In October 2004, ANEEL decreased, also on a provisional basis, CPFL Piratininga’s 2003 periodic revision from 18.08% to 10.51%. The effect of the October 2004 downward tariff adjustment in our audited consolidated financial statements for the year ended December 31, 2004 was the following: (1) a reversal of the regulatory asset related to the difference between 18.08% and 14.68%, in the amount of R$14 million, which was recorded as revenue in 2003 and (2) the creation of a regulatory liability related to the difference between 14.68% and 10.51%, in the amount of R$71 million, to be refunded to customers in future periods. In October 2005, ANEEL established the final result of the 2003 Periodic Revision at a rate of 9.67%, which resulted in an increase in the regulatory liability related to the difference between 10.51% and 9.67%, amounting to R$32 million. The source of this downward revision relates to our acquisition of CPFL Piratininga in 2001, when Bandeirante was divided into two companies—Bandeirante and CPFL Piratininga. Under the terms of the division of Bandeirante, ANEEL decreed that future tariff adjustments for both companies would be based on the tariff realignment index of either Bandeirante or CPFL Piratininga, whichever was lower. The downward revision in CPFL Piratininga’s tariff adjustment reflects Bandeirante’s lower tariff realignment index, which was applied to CPFL Piratininga in accordance with ANEEL rules, in October 2005.
     CPFL Paulista. In April 2003, ANEEL established, on a provisional basis, CPFL Paulista’s periodic revision at a rate of 19.55%, which was modified in April 2004 to 21.10%. In April 2005, ANEEL officially confirmed that CPFL Paulista’s 2003 periodic revision would be set a rate of 20.29%. We believe that ANEEL underestimated CPFL Paulista’s appropriate tariff increase, and have requested that ANEEL reevaluate its initial decision. We believe that the correct percentage increase for the 2003 periodic revision should be 20.66%, and in our audited consolidated financial statements, we recorded a regulatory asset in the amount of R$33 million related to this correction. CPFL Paulista is currently awaiting final approval by ANEEL’s Board of Directors, although it has received a favorable recommendation from the Superintendant of the Economic and Financial Inspector’s Office.
     RGE. In April 2003, ANEEL established, on a provisional basis, RGE’s periodic revision at a rate of 27.36%, which was confirmed to be 27.96% in April 2004.
Sales to Potentially Free Consumers
     The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market.” To date, as compared to the total number of our captive customers, the number of potentially free consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2005, approximately 34% of our electricity sales was to supply potentially free consumers. Most of our potentially free consumers have not elected to become free consumers. We believe this is because (1) they consider that the advantages of negotiating for a long-term contract at lower rates than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (2) some of our potentially free consumers, those that consume between 500 kW and 3 MW and with a contracted demand equal to or greater than 3 MW serviced in voltages lower than 69 kV, and who entered into contracts before July 1995, are limited to changing to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and becomes a free consumer, it still would have to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. In the short term, we do not expect to see a substantial number of our customers become free consumers, but the prospects for migration over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity
     We purchase the majority of our electricity under long-term contracts with large Brazilian generation companies. The prices of electricity purchased by our distribution companies under contracts executed in the regulated market are regulated by ANEEL, and the prices of electricity purchased in the free market are based on prevailing market rates, according to bilateral settlement. In 2005, we purchased 43,249 GWh, compared to 41,395 GWh in 2004. The prices under the long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our customers in increased tariffs.
     Part of our long-term contracts consisted of Initial Supply Contracts that expired in December 2005. Pursuant to applicable laws and regulation, beginning with 2003 the quantity of electricity acquired under the Initial Supply Contracts was reduced every year by 25% of the quantity originally contracted. In 2005, Initial Supply Contracts accounted for 7,876 GWh or 18.2% of our electricity purchases, as compared to 14,758 GWh or 35.7% of our electricity purchases in 2004.
     We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2005, we purchased 10,501 GWh of electricity from Itaipu (24.3% of the electricity we purchased), as compared to 10,336 GWh of electricity from Itaipu (25.0% of the electricity we purchased) in 2004. See “Item 4. Information on the Company—Purchases of Electricity—Itaipu.” The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.
     Before the enactment of the New Industry Model Law, ANEEL set tariff adjustments based on projected costs of electricity acquired in the previous year. Thus, the tariff adjustment in any given year would not take into account the changes that could occur in the composition of electricity suppliers (particularly the Initial Supply Contracts, which were being gradually reduced), which could make the average price effectively paid for the energy purchased higher than projected by ANEEL and passed through to tariffs.
     As of November 2004, our distribution subsidiaries were allowed by the MME to include in the Parcel A account (conta de compensação de variação de valores da parcela A), or CVA, the differences between the costs of acquiring electricity and the prices charged to our customers that were not taken into account in the prior year’s tariff adjustment. This adjustment should eliminate the difference in the income statement that originated from these variations. However, our cash flows may be adversely affected until the amounts under CVA are received in future years. Additionally, with the New Industry Model Law, the calculation method of the costs of acquired energy was changed, and now, with respect to new electricity contracts derived from auctions, the adjustment must reflect the electricity cost in the future reference market.
     Currently, electricity purchased before March 16, 2004 is subject to the regulation existing prior to the New Industry Model Law, and the electricity purchased in public auctions is subject to the new regulation.
     Under the New Model Law, in 2005 our distribution companies bought electricity at the public auctions carried out by ANEEL and CCEE. We bought 1,140 GWh, or 3.5 % of our electricity needs at these auctions. The success of our strategies in the auctions affects our margins and our exposure to price and market risk, since our ability to pass through costs of electricity purchases will be linked to the successful projection of our expected demand.
     Our generation subsidiaries are scheduled to bring approximately 1,078 MW of new capacity online through 2010, which will provide additional Assured Energy of 4,161 GWh per year. Our distribution subsidiaries have entered into long-term contracts to purchase all of this electricity, and this new supply will replace part of the electricity from the stepdown of our Initial Supply Contracts. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from the generators’ margin.

     Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells that electricity to free consumers and other concessionaries and licensees (including our subsidiaries). In 2005 we acquired 16,292 GWh in the free market, or 37.7% of the electricity we purchased. See “ — The Brazilian Power Industry — The Free Market.”
Recoverable Cost Variations—Parcel A Costs
     Beginning in 2001, the Brazilian government created the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, as beyond our control. These costs are described in Note 3(c) to our audited consolidated financial statements for the fiscal year ended December 31, 2005. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. Similarly, if Parcel A costs are lower than forecast, we generally pass through the savings to customers through lower tariffs in the future.
     When there are variations in Parcel A costs that will be reflected in future tariffs, we defer the incremental costs and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we bill the related increased tariffs. At December 31, 2005, we had assets of R$997 million and liabilities of R$275 million in respect of Parcel A accounts, and the net amount represented 15.1% of our shareholders’ equity. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate. In 2005 we recognized R$144 million of net financial income on Parcel A accounts.
The 2001-2002 Energy Crisis and Related Regulatory Measures
     The Brazilian Government adopted an electricity Rationing Program from June 2001 through February 2002 that resulted in a reduced supply of electricity in much of Brazil. The resulting decrease in electricity consumption and the increase in electricity prices (which also resulted from other macroeconomic developments) had adverse effects on the Brazilian electricity industry and on the financial condition of distribution and generation companies, and in late 2001 and early 2002, such companies agreed with the Brazilian government on a package of measures to address some of these effects. These measures affected our financial performance, particularly in 2001, and the regulatory consequences still affect our financial condition. See Note 3 to our audited consolidated financial statements. The principal measures adopted in response to the 2001-2002 energy crisis are the following:
•	Extraordinary Tariff Adjustment. Reajuste Tarifário Extraordinário, or RTE, is an extraordinary tariff adjustment that is intended to permit generation and distribution companies to recover, in future years, part of their losses or revenue foregone during the Rationing Program. Part of the amounts we will recover from the RTE must be passed on to our suppliers to compensate them for their losses incurred during the Rationing Program.

•	Our accounts receivable as of December 31, 2005 included R$702 million (of which R$339 million was classified as non-current) representing amounts we expect to recover pursuant to the RTE. This represented 14.6% of our shareholders’ equity at such date. The amount to be passed on to suppliers is included in supplier payables on our balance sheet. See Note 16 to our audited consolidated financial statements. The amounts recoverable and payable accrue interest based on SELIC, and in 2005 we recognized R$167 million of net financial income attributable to such accounts receivable.

•	The increased tariffs resulting from the RTE have been in effect since January 2002, and we expect them to remain in effect through 2007. As we receive these amounts from our customers, we pass on to our suppliers the portion attributable to them. These transactions reduce the amount of receivables and payables on our balance sheet, but they do not affect our statement of operations because the revenues and costs were previously recognized in 2001 and 2002. The effect on our cash flow is small because we received an advance of these funds from BNDES (as discussed below) in 2002 and, accordingly, the RTE we receive is used to service the debt on this loan.

•	Parcel A Costs. As described above, certain variations in our Parcel A costs are recoverable through future tariffs. The Parcel A system was initially established to compensate for increased costs in 2001.

Increased Parcel A costs from January 1 to October 25, 2001 will be recovered through a mechanism similar to the RTE, after we recover the foregone revenue from the Rationing Program.
•	BNDES Loan Program. The Brazilian government made loans available to distribution and generation companies through the government development bank BNDES to finance (a) 90% of the revenue shortfall recoverable through the RTE and (b) the excess Parcel A costs from January through October of 2001. We had a total principal amount of R$632 million of these loans outstanding at December 31, 2005. These loans accrue interest at the same rate as amounts we are entitled to recover pursuant to the RTE.
Deductions from Operating Revenues
     To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is value-added tax, or ICMS, imposed by Brazilian states. These deductions amounted to 29.0% of our gross operating revenues in 2005, 29.5% in 2004 and 25.1% in 2003. The slight reduction in 2005 was due primarily to the decrease in the emergency capacity charge during 2005, which was suspended in December 2005. The increase in 2004 was primarily due to an increase in the rate of the COFINS revenue tax, from 3.0% to 7.6%. Although the COFINS tax rate increased, a change in the law permitted us to take COFINS tax credits related to a significant portion of our operating costs and expenses.
Operating Segments
     Our three reportable segments are distribution, generation and commercialization. See Note 36(iv)(c) to our audited consolidated financial statements. Our generation and commercialization segments are new and currently represent a small percentage of our gross operating revenues – 7.4% in 2005 and 5.1% in 2004. We expect our generation business to grow as our projects come on line through 2010. Since the new electricity will be sold primarily to our distribution companies, on a consolidated basis the new generation may not materially increase our operating revenues, but we expect it to have a positive effect on our consolidated operating margin.
     The profitability of our segments differs. Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects are operational, they have higher margin (operating income as a percentage of revenue) than the distribution segment, but they also contribute to higher interest expense and other financing costs. For example, in 2005 and 2004 our generation segment provided 17% and 20%, respectively, of our operating income, but its contribution to our net income was substantially lower.
     In our commercialization segment, a majority of our sales and operating income is attributable to transactions with our distribution segment, but transactions with unaffiliated parties have grown significantly. In 2005, our commercialization segment sold 50% more electricity than in 2004, but sales to unaffiliated parties increased by 114%, reaching 6,863 GWh. Sales to unaffiliated parties include sales of electricity to free consumers and other concessionaries or licensees and the provision of value-added services.
Brazilian Economic Conditions
     All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery in 2004 and 2005. The following factors affected us particularly:
•	The real appreciated by 18.2% in 2003, 8.1% in 2004 and 11.8% in 2005 against the U.S. Dollar. As of May 31, 2006, appreciation of the real againt to the U.S. Dollar was approximately 1.7% in 2006 year-to-date. Inflation for 2005, as measured by the IGP-M, was 1.2%.
•	Brazilian GDP grew by 5.2% in 2004 and by 2.3% in 2005.

•	The Central Bank reduced short-term interest rates (adjusted in relation to the SELIC index) from 26.5% at December 31, 2003 to 16.3% at December 31, 2004 and to 19.1% at December 31, 2005.
     The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. Dollar for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
Inflation (IGP-M) (1)	1.2%	12.4%	8.7%
Inflation (IPCA) (2)	5.7%	7.6%	9.3%
Growth (contraction) in real gross domestic product	2.3%	5.2%	(0.2)%
Depreciation (appreciation) of the real vs. U.S. dollar	(11.8)%	(8.1)%	(18.2)%
Period-end exchange rate–US$1.00	R$2.3407	R$2.6544	R$2.8892
Average exchange rate–US$1.00 (3)	R$2.4125	R$2.9171	R$3.0600

Sources: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2) Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3) Represents the average of the commercial selling exchange rates on the last day of each month during the period.
     Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a lag in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.
Results of Operations—2005 compared to 2004
Operating revenues
     Our gross operating revenues were R$10,907 million in 2005. This was 14.2% higher than in 2004, primarily reflecting a 10.8% increase in average prices on sales to final customers and a 0.6% increase in the total volume of electricity delivered to final customers. Most of our gross operating revenues result from sales to final customers (R$9,884 million, or 90.6%, in 2005), and all categories of customer experienced price increases in 2005. See Note 25 to our audited consolidated financial statements for a breakdown of revenues by category of final customer.
     Our net operating revenues were R$7,739 million in 2005. This was 14.9% higher than in 2004, reflecting the 14.2% increase in gross operating revenues discussed above. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct to arrive at net operating revenues.
     Prices and volumes on sales to final customers
     Our average prices in 2005 increased for all categories of final customers. Tariffs are adjusted annually, in April for CPFL Paulista and RGE and in October for CPFL Piratininga. See “—Background—Regulated Distribution Tariffs.” Our higher operating revenues in 2005 reflected annual adjustments in 2004 and 2005. The increase in average prices from 2004 to 2005 was 8.0%, 8.9% and 7.9% for rural, commercial and residential customers, respectively, because of tariff adjustments. The increase in average prices for industrial customers was 10.1%, due mainly to tariff adjustments for captive industrial consumers. The increase for industrial consumers was partially offset by lower sales prices applicable to industrial consumers in the free market due to competitive forces and the fact that the average price in the free market does not reflect revenues from TUSD, a tariff paid to us by free consumers in our concession areas.
     The total volume of electricity sold to final customers, which was 36,135 GWh in 2005 compared to 35,928 GWh in 2004, increased for all categories of final customers except in the industrial sector, where it decreased by 5.0% because of the migration of some captive industrial customers to the free market. The decrease was offset by the increase in revenues from TUSD, which we receive from free market customers for the use of our distribution network. The increase in TUSD affects “other operating revenues,” as discussed below.

     Sales to distributors
     Operating revenues from sales to unaffiliated distributors were R$460 million in 2005 (4.2% of our gross operating revenues), representing an increase of 48.3% compared to 2004. The increase was due primarily to (a) sales by our generation subsidiary Semesa to Furnas under a long-term contract, which increased from R$254 million in 2004 to R$299 million in 2005 because of price adjustments, and (b) sales to other concessionaires and licensees, consisting primarily of sales by CPFL Brasil, which increased from R$44 million in 2004 to R$123 million in 2005.
     Other operating revenues
     Our other operating revenues were R$606 million in 2005 (5.6% of our gross operating revenues), as compared to R$369 million in 2004, primarily reflecting an increase of R$256 million related to electricity network usage charges (TUSD). This increase is due primarily to industrial customers that migrated to the free market.
Operating Costs and Operating Expenses
     Electricity purchased for resale
     Our costs to purchase electricity were R$3,175 million in 2005 (52.1% of our total operating costs and operating expenses). This was 1.6% higher than in 2004, primarily resulting from (a) an increase in the volume of electricity we purchased and (b) the net effect of price increases applicable to our long-term purchase contracts and lower prices for electricity from Itaipu, both of which were partially offset by (c) recovery of Parcel A losses.
     The average price for all purchases excluding Itaipu was 6.1% higher in 2005 than in 2004, because of the effect of the annual adjustment and the replacement of volume under our Initial Supply Contracts. The average price for electricity purchased from Itaipu, which represented 24.3% of the volume we purchased in 2005, was on average 8.2% less expensive in 2005 than in 2004. The real drop in price reflected the rise in the value of the real against the U.S. dollar in 2005, which proved more significant than the increase in nominal prices.
     In the aggregate, we purchased 4.5% more electricity in 2005, because of an increase in volume sold to final consumers and other concessionaires and licensees. See “—Background—Prices for Purchased Electricity.” Note 26 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes.
     Electricity network usage charges
     Our costs for electricity network usage charges were R$757 million in 2005. This was 11.6% higher than in 2004, due to (a) higher tariffs and increased use of the transmission grid, (b) the deferral and amortization of assets and liabilities related to the Parcel A account and (c) PIS and COFINS tax credits. See “—Deductions from Operating Revenues.”
     Other costs and expenses
     Our other costs and expenses (other than electric utility service costs) were R$2,164 million in 2005. This was 20.8% higher than in 2004, due primarily to the increase in CCC and CDE account expenses of R$229.3 million. In addition, in 2005 we recognized an accrual in the amount of R$92 million against other operating expenses related to the RTE. Pension costs were lower in 2005 as a result of changing assumptions resulting from the improved performance of plan assets. See “—Use of Estimates in Certain Accounting Policies.”
Operating Income
     Our operating income was R$1,643 million in 2005, as compared to income of R$1,140 million in 2004, due primarily to revenue growth, despite higher operating expenses, as discussed above.

Net Financial Expense
     Our net financial expense was R$212 million in 2005, compared to R$568 million in 2004. The decrease of 62.7% reflected a reduction in financial expense, which was R$816 million in 2005 compared to R$1,006 million in 2004, and an increase in financial income, which was R$604 million in 2005 compared to R$438 million in 2004.
     At December 31, 2005, we had R$4,069 million of debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. The lower financial expense in 2005 resulted primarily from (a) lower rates of index variation (the IGP-M, in particular, went from 12.4% in 2004 to 1.2% in 2005) and (b) the improvement in our debt profile, especially by increasing the portion of our debt that is linked to the TJLP index and reducing our exposure to the CDI rate. At December 31, 2005, we had the equivalent of R$766 million (US$327 million) of debt denominated in U.S. dollars. To reduce the risk of exchange losses with respect to this U.S. dollar-denominated debt, we have entered into long-term currency swaps with respect to a significant portion of this debt, and we recognize our gains and losses on these swaps as part of our net financial expense.
Non-operating Income (Expense)
     In 2005, our net non-operating expenses remained immaterial at R$0.4 million, as compared to a net non-operating expense of R$4.4 million in 2004. These expenses mainly reflect the gains or losses we registered as a result of sales of property, plant and equipment.
Income and Social Contribution Taxes
     We recorded a net charge of R$336 million for income and social contribution taxes in 2005. Contrary to previous years, our effective tax rate of 23.5% on pretax income in 2005 was lower than the combined statutory rate of 34%. The lower effective rate applied primarily because we were able to recognize a tax credit from a loss carryforward through our parent company based on expected taxable income in the future, which did not occur in previous years.
Extraordinary Item
     In 2005, we recorded a charge of R$32.6 million for extraordinary item, net of taxes of R$16.7 million, compared to a charge of R$33.7 million, net of taxes of R$17.3 million, in 2004. The charge resulted from a change in accounting for post-retirement benefits plans under Brazilian Accounting Principles. We are recognizing the initial effect of this change in income as an extraordinary item, net of taxes, over a five-year period from 2002 through 2006.
Net Income (Loss)
     Our net income was R$1,021 million in 2005, compared to net income of R$269 million in 2004, due primarily to the increase in operating income, reflecting higher operating revenues, and the decrease in net financial expense.
Results of Operations—2004 compared to 2003
Operating revenues
     Our gross operating revenues were R$9,549 million in 2004. This was 18.2% higher than in 2003, primarily reflecting a 11.3% increase in average prices on sales to final customers and a 4.2% increase in the total volume of electricity delivered to final customers. Nearly all of our gross operating revenues result from sales to final customers (R$8,869 million, or 92.9%, in 2004), and the increases in price and in volume were similar for every major category of final customer. See Note 25 to our audited consolidated financial statements for a breakdown of revenues by category of final customer.
     Our net operating revenues were R$6,736 million in 2004. This was 11.2% higher than in 2003, reflecting the 18.2% increase in gross operating revenues discussed above. This increase was partially offset by the increase in the rate of the COFINS tax. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct from our operating revenues.
     Prices and volumes on sales to final customers
     Our average prices in 2004 increased for all categories of final customers. Tariffs are adjusted annually, in April for CPFL Paulista and RGE and in October for CPFL Piratininga. See “—Background—Regulated Distribution Tariffs.” Our higher operating revenues in 2004 reflected annual adjustments in 2003 and 2004. The increase in average prices from 2003 to 2004 was 14.7%, 13.8% and 13.1% for rural, commercial and residential customers, respectively, because of tariff adjustments. The increase in average prices for industrial customers was 8.5%, due mainly to tariff adjustments for captive industrial consumers. The increase for industrial consumers was offset by lower sales prices applicable to industrial consumers in the free market due to competitive forces and the fact that the average price in the free market does not reflect revenues from TUSD, a tariff paid to us by free consumers in our concession areas.
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
Operating Costs and Operating Expenses
     Electricity purchased for resale
     Our costs to purchase electricity were R$3,126 million in 2004 (55.9% of our total operating costs and operating expenses). This was 3.5% higher than in 2003, primarily resulting from (a) an increase in the volume of electricity we purchased and (b) price increases applicable to our long-term purchase contracts, which were offset by lower prices for electricity from Itaipu. The increase in costs to purchase electricity was partially offset by PIS and COFINS tax credits. See “—Deductions from Operating Revenues.”
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
     In the aggregate, we purchased 2.3% more electricity in 2004, because of an increase in volume sold to final consumers and other concessionaires and licensees. See “—Background—Prices for Purchased Electricity.” Note 26 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes by supplier.

     Electricity network usage charges
     Our costs for electricity network usage charges were R$679 million in 2004. This was 52.3% higher than in 2003, due to (a) higher tariffs and increased use of the transmission grid, (b) the deferment and amortization of assets and liabilities related to the Parcel A account and (c) PIS and COFINS tax credits. See “—Deductions from Operating Revenues.”
     Other costs and expenses
     Our other costs and expenses (other than electric utility service costs) were R$1,792 million in 2004. This was 9.0% lower than in 2003, due primarily to the change in the amortization of goodwill as from January 1, 2004, which resulted in a decrease in amortization of R$422 million in 2004. The decrease in costs was offset by an increase in the CDE Account from R$78 million to R$185 million. See Note 13 to our audited consolidated financial statements for a discussion of the change in the amortization of goodwill.
Operating Income
     Our operating income was R$1,140 million in 2004, as compared to income of R$621 million in 2003, due primarily to revenue growth and lower operating expenses, as discussed above.
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
Income and Social Contribution Taxes
     We recorded a net charge of R$244 million for income and social contribution taxes in 2004. Our effective tax rate of 43.0% on pretax income exceeded the combined statutory rate of 34% primarily because (1) part of our amortization of goodwill arising from acquisitions is not deductible for tax purposes and (2) CPFL Energia and its subsidiaries are not consolidated for Brazilian tax purposes. Losses at the holding company level accordingly cannot be used to offset present or future taxable income at the subsidiary level, and they do not result in deferred tax credit because of the absence of past profits. In 2003, we had a net charge of R$104 million although we reported a pretax loss, due to the same reasons described above.

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
Net Income (Loss)
     Our net income was R$269 million in 2004, compared to a net loss of R$295 million in 2003, due primarily to the increase in our operating income in 2004, reflecting the combination of higher operating revenues, the change in the goodwill amortization period and the decrease in net financial expense.
Capital Expenditures
     Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
		(in millions)
Distribution:
CPFL Paulista	R$189	R$131	R$125
CPFL Piratininga	86	64	64
RGE	93	66	45

Total distribution	368	261	234
Generation	255	342	331
Commercialization	4	2	—

Total	R$627	R$606	R$565

     We plan to make capital expenditures aggregating approximately R$858 million in 2006 and approximately R$893 million in 2007. Of total budgeted capital expenditures over this period, R$990 million is for distribution and R$761 million is for generation. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”
Liquidity and Capital Resources
Funding Requirements and Contractual Commitments
     Our capital requirements are primarily for the following purposes:
•	We make capital expenditures to continue improving our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures.

•	We must repay or refinance maturing debt. At December 31, 2005, we had outstanding debt maturing during the following 12 months aggregating R$1,472 million.

•	We pay dividends on a semiannual basis. In 2005, we paid R$541 million in dividend and interest on shareholders’ equity, and in April 2006 we paid an additional R$498 million relating to net income for the last six months of 2005. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity.”

     On December 31, 2005, our working capital reflected a deficit (excess of current liabilities over current assets) of R$369 million, which was eliminated in early 2006 as a result of the prepayment of CPFL Piratininga’s debt to Banco Itaú BBA, which was financed by issuing R$400 million of debentures maturing in 2011.
     The following table summarizes our contractual obligations as of December 31, 2005. The table does not include accounts payable or pension liabilities, each of which is reported on our balance sheet.

	Payments Due by Period
		Less than 1
	Total	year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2005:
Long term debt obligations (1)	R$4,837	R$1,472	R$1,859	R$827	R$679
Purchase obligations:
Electricity purchase agreements (2)	48,006	3,611	7,455	7,423	29,517
Generation projects	1,101	286	213	57	545
Supplies	504	270	159	68	7
Pension funding	733	99	117	117	400

Total	R$55,181	R$5,738	R$9,803	R$8,492	R$31,148

(1)	Not including interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$423 million in interest payments in 2006. Interest payments on debt for years following 2007 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”

(2)	Amounts payable under long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2005 price. See “—Background—Prices for Purchased Electricity” and Note 35 to our audited consolidated financial statements for the year ended December 31, 2004.
Sources of Funds
     We generate substantial cash from our operations, but it can vary from period to period as Parcel A costs change. Under our regulatory system, we regularly recover some of our increased costs from one period through tariff adjustments in future periods, and we will recover some foregone revenues from July 2001 through February 2002 through the RTE in future periods. Our cash from operations will be positively affected in the future periods when we actually realize these amounts. Net cash provided by operating activities was R$1,588 million in 2005, as compared to net cash provided of R$766 million in 2004. This increase was mainly a result of increases in our operating income in 2005 and the effect of financial investments that lowered our net cash provided by operating activities in 2004.
     We do not expect capital contributions from our principal shareholders in the foreseeable future. In September 2004, we raised R$685 million from our initial public offering.
     Our debt decreased in 2005 and 2004 by R$72 million and R$343 million, respectively. The primary reason for this decrease was the amortization of the principal on CPFL Paulista’s floating rate notes and debentures, in addition to pre-payment of our debentures. In 2006 and 2007, we expect to fund the completion of work on our generation projects by drawing on credit facilities and using the proceeds of our initial public offering. With these sources of funds, and cash flows from operations, we do not expect to increase our total debt in 2006 and 2007, except for financings associated with our generation projects or potential acquisitions. This expectation could change if there is a major change in the tariff system or in economic conditions in the power sector or in Brazil generally, and our debt could increase substantially if we make a major acquisition.
Terms of Outstanding Debt
     Total debt outstanding at December 31, 2005 (excluding accrued interest) was R$4,836 million. Of the total amount, approximately R$766 million, or 15.8%, was denominated in U.S. dollars, and the balance was denominated in reais. R$1,472 million of our total debt is scheduled to mature in the next 12 months.
     Our major categories of indebtedness are as follows:

•	BNDES. At December 31, 2005, we had approximately R$1,819 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais.

The most significant part of these loans (a total of R$1,094 million at December 31, 2005) relate to (a) loans to our generation projects, (b) financing for the renewal of older generation assets, and (c) financing of investment programs of our subsidiaries CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility. Most of these loans bear interest at a margin over the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), a nominal long-term interest rate determined by the Brazilian government that includes an inflation factor. The average rate per annum of the TJLP for the year ended December 31, 2005 was 9.8%.

The remainder of our borrowing from BNDES (a total of R$725 million at December 31, 2005) relates to Parcel A costs and revenue losses arising in connection with the Rationing Program and bears interest at an annual rate of 1% over the SELIC rate. The aggregate cost of these loans for the year ended December 31, 2005 was 20.0%. Each of these loans is secured by a pledge of revenues from sales of electricity by the borrower.

•	Debentures. At December 31, 2005, we had indebtedness of approximately R$1,830 million outstanding under nine series of debentures issued by CPFL Paulista, Semesa, BAESA and RGE. The terms of these debentures are summarized in Note 19 to our audited consolidated financial statements.

CPFL Paulista has four series of debentures outstanding. The first two series were issued in July 2001 to finance the acquisition of RGE and mature in 2008 (first series) and in 2006 (second series). The outstanding principal at December 31, 2005 was R$879 million. Principal of the first series of debentures is indexed to the IGP-M and bears interest of 11.5% per annum. The average interest rate per annum for 2005 was 12.7%. The second series bears interest based on the DI plus 0.6%. The average interest rate per annum for 2005 was 19.6%. The third and fourth series were issued in July 2004 to extend the profile of CPFL Paulista’s debt and finance part of the investments in energy distribution planned for 2004 and 2005. These two series mature in 2009. The outstanding principal at December 31, 2005 was R$259 million. Principal of the third series bears interest at a rate equivalent to 109% of CDI. The average interest rate per annum for 2005 was 20.9%. The fourth series of debentures is indexed to the IGP-M and bears interest of 9.8% per annum. The average interest rate per annum for 2005 was 11.0%.

The Semesa debentures were issued in 2002 to provide financing for the Serra da Mesa power plant, and principal is payable in installments from 2003 through 2009. The outstanding principal under these debentures at December 31, 2005 was R$482 million. These debentures bear interest based at TJLP plus 4.0% to 5.0% and are guaranteed by the pledge of our shares of Semesa and by the pledge of the receivables from agreements with Furnas. The average interest rate per annum for the year ended December 31, 2005 was 13.8%.

The BAESA debentures were issued in August 2004 to finance the construction of the Barra Grande hydroelectric plant. The outstanding principal under these debentures at December 31, 2005 was R$56 million. The first issue bears interest at a rate equivalent to 105% of CDI and is payable in quarterly installments, the first in November 2006 and the last in August 2016. The average interest rate per annum for 2005 was 20.0%. The second issue of debentures is indexed to the IGP-M and bears interest at a rate of 9.55% per annum, amortizing annually beginning August 2007 and maturing in August 2016. The average interest rate for 2005 was 10.8%.

The RGE debentures were issued in April 2005, and the outstanding principal under these debentures at December 31, 2005 was R$155 million. The first series is indexed to the IGP-M and bears interest at a rate of 9.6% per annum, with interest payable annually as of April 2006 and maturing in April 2011. The interest rate for these debentures for the nine-month period ended December 31, 2005 was 7.1%. The second series bears interest at a rate equivalent to 106% of CDI, with interest payable semi-annually beginning October 1, 2005 and maturing in April 2009. The interest rate for 2005 was 15.1%.

On January 1, 2006, CPFL Piratininga issued one series of debentures totaling R$400 million. These debentures bear interest at a rate equivalent to 104% of CDI, with interest payable semi-annually beginning July 1, 2006, and maturing on January 1, 2011.

•	CPFL Piratininga FIDC. In 2004, CPFL Piratininga borrowed R$200 million under a receivables-based financing. The CPFL Piratininga facility amortizes monthly through March 2007 and bears interest at a rate equivalent to 115% of the CDI rate through January 2005, and 112% of the CDI rate thereafter. The outstanding principal on this facility at December 31, 2005 was R$70 million. The average interest rate for 2005 was 21.5%.

•	Other real-Denominated Debt. At December 31, 2005, we had R$351 million outstanding under a number of other real -denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

•	CPFL Paulista Credit Facility. At December 31, 2005, we had R$244 million outstanding under a U.S. dollar-denominated floating-rate credit facility of CPFL Paulista contracted in 2001 to finance the acquisition of RGE. We have entered into swap agreements that effectively convert our obligations under the floating rate notes from U.S. dollars at a LIBOR-based rate into reais at rates based on CDI. The average interest rate per annum of the credit facility, after giving effect to the swap, for 2005 was 17.81%.

•	IDB Loan. On January 24, 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2005, we had R$68 million under a U.S. dollar-denominated loan that bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period of 27 months.

•	CPFL Piratininga Loan. On December 29, 2005, CPFL Piratininga borrowed US$127.8 million (equivalent at the time to R$300 million) from Banco Itaú BBA. This loan was fully repaid on February 17, 2006 with the proceeds from the issuance of debentures.

•	Other U.S. Dollar-Denominated Debt. At December 31, 2005, we had R$155 million outstanding under other loans denominated in U.S. dollars. In general, these loans are secured by a pledge on the revenues of the borrower, and most bear interest at a spread over LIBOR. The average interest rate per annum of these loans for the 12-month period ended December 31, 2005 was 5.52%. We have partially hedged our exposure to exchange rates that arises from these borrowings and our U.S. dollar-denominated long-term receivables, in the amount of R$108 million at December 31, 2005, provide us with an additional natural hedge.
Financial and Operating Covenants
     We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. These covenants include the following:
•	We have limitations on our ability to sell or pledge assets or to make investments in third parties.

•	Under the BNDES credit facilities, our subsidiaries must first pay the amounts due under the loans before paying dividends in an amount higher than the mandatory dividends under Brazilian law.

•	CPFL Paulista’s capital expenditures were capped at R$152 million in 2005, and a similar cap of R$160 million has been set for 2006. Investments in the distribution network of CPFL Paulista in 2005 exceeded the limit, but the creditor banks granted a waiver.

•	Under the CPFL Paulista credit facility, CPFL Paulista must maintain a ratio of total net worth to total capitalization not less than 43% (on a consolidated basis) and 37% (on a stand-alone basis); a ratio of

EBITDA to interest expense not less than 2.25 (consolidated and stand-alone); and a ratio of debt to EBITDA not greater than 3.50 (consolidated and stand-alone), with all ratios calculated using definitions set forth in the instruments governing the indebtedness.

•	Under the CPFL Paulista debentures, CPFL Paulista must maintain a ratio of EBITDA to financial expenses of at least 1.5 and a ratio of capital to total capitalization of at least 35%, with the ratios calculated as defined in the CPFL Paulista debentures.
     We are currently in compliance with our financial and operating covenants, including those set forth in the above paragraphs. Breach of any of these covenants would give our lenders the right to accelerate our repayment obligations.
     In addition, a number of our financing instruments are subject to acceleration if our current shareholders cease to own a majority of CPFL Energia’s voting equity or otherwise control the management and policies of the company, or if VBC ceases to own, directly or indirectly, at least 25% of CPFL Paulista’s issued and outstanding capital stock.
     The ability of our subsidiaries to pay dividends is subject to the following material restrictions under agreements to which they are party: (a) for RGE to pay dividends in excess of the legal minimum under Brazilian law, we require the agreement of the other investor in RGE, and (b) our Campos Novos, Barra Grande and CERAN generation projects are restricted from paying dividends under their financing agreements.
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
     For more information on our financial covenants, see Notes 18 and 19 to our audited consolidated financial statements.
Research and Development and Electricity Efficiency Programs
     In accordance with applicable Brazilian law, since June 2000 companies holding concessions, permission and authorizations for distribution, generation and transmission of electricity have been required to dedicate a minimum of 1% of their net operating revenue each year to research and development and electricity efficiency programs. Small Hydroelectric Power Plant and wind, sun and biomass energy projects are not subject to this requirement. In 2005, our distribution concessionaires dedicated 0.75% of their net operating revenue to research and development and 0.25% to electricity efficiency programs, while our generation concessionaries dedicated 1% of their net operating revenue to research and development.
     Our electricity efficiency program is designed to foster the efficient use of electricity by our customers, to reduce technical and commercial losses and offer products and services that improve satisfaction and loyalty and enhance our corporate image. Our research and development programs utilize technological research to develop products, which may be used internally, as well as sold to the public. We carry out certain of these programs through strategic partnerships with national universities and research centers, and the vast majority of our resources are dedicated to innovation and development in new technologies applicable to our business.
     Our disbursements on research and development projects in 2005 totalled R$38 million, compared to R$45 million in both 2004 and 2003.
Off-Balance Sheet Arrangements
     We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally of a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. However, in 2004 we assumed an obligation to guarantee the full amount payable under R$436 million of credit facilities (not all of which has been drawn) of our subsidiary CERAN, while we will only report our proportionate 65%

share of the liabilities on our balance sheet. Additionally, in 2005 we assumed an obligation to guarantee 57.27% of the amount payable under a US$75 million credit facility (not all of which has been drawn) of our subsidiary ENERCAN during the construction of its facilities, while we only report our proportionate 48.72% share of the liabilities on our balance sheet. As of December 31, 2005, we had no: (a) guarantee obligations (as described in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees), other than the CERAN and ENERCAN guarantees described above; (b) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (c) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (d) obligations arising out of a variable interest in an unconsolidated entity, as defined in FASB Interpretation No. 46, Consolidation of Variable Interest Entities.
U.S. GAAP Reconciliation
     We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 36 to our audited consolidated financial statements. Net income for 2005 was R$1,110 million under U.S. GAAP, compared to R$1,021 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2005 was R$6,288 million under U.S. GAAP, compared to R$4,796 million under Brazilian Accounting Principles.
     The differences between Brazilian Accounting Principles and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the following:
•	The difference in accounting for acquisitions under Brazilian Accounting Principles and U.S. GAAP. Under Brazilian Accounting Principles, acquisitions are accounted for at book value, and the difference between the book value of the purchased company’s net assets and the purchase price is recorded as goodwill and amortized. Under U.S. GAAP, the purchase price of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is recognized as goodwill. Goodwill is not amortized under U.S. GAAP, subject to an annual assessment for impairment. However, under U.S. GAAP we principally allocated the excess purchase price over the fair value of assets acquired and liabilities to the concessions of the acquired companies, which is being amortized over the lives of the concessions. The net effect of these differences tended to make U.S. GAAP net income higher than Brazilian Accounting Principles net income when the amortization of goodwill under Brazilian Accounting Principles occurred over a 10-year period. Since 2004, we have been required to amortize goodwill over the life of our concessions, which tends to increase net income under Brazilian Accounting Principles compared to U.S. GAAP.

•	The recognition of deferred tariff revenues through the RTE is limited under U.S. GAAP to amounts we expect to recognize over the next 24 months. This difference makes U.S. GAAP net income higher in some years (like 2005, 2004 and 2003) and lower in others (like 2002).

•	Under U.S. GAAP, we recognize changes in the fair value of derivatives in each period, while under Brazilian Accounting Principles, we accrue the amount of any differential to be paid or received based on the terms of the relevant agreement. This difference makes net income under U.S. GAAP when compared to net income under Brazilian Accounting Principles lower in some years (such as 2005) and higher in others (such as 2004 and 2003).
Use of Estimates in Certain Accounting Policies
     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed certain accounting policies relating to regulatory matters above, in “—Background.” In the discussion below, we have identified several other matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

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
Impairment of Long-lived Assets
     Long-lived assets, which include property, plant and equipment, goodwill and investments comprise a significant amount of our total assets. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2005 and 2004 did not result in any significant impairment of our property, plant and equipment or consolidated goodwill and investments.
Valuation of Deferred Regulatory Assets
     As discussed above, we defer and capitalize Parcel A costs that we expect to recover through rate increases, and in 2001 and 2002 we recognized revenues that we will realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles, and under U.S. GAAP it is also consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71). SFAS 71 provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. The total amount of net deferred regulatory assets reflected in the consolidated balance sheets, including interest we have recognized, was R$1,236 million at December 31, 2005. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.
     We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. In 2005 we recognized an accrual in the amount of R$92 million against “other operating expenses.” See Note 3 to our audited consolidated financial statements for the year ended December 31, 2005.
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

Pension Liabilities
     We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.” The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. Beginning in 2004, two of these assumptions were modified in accordance with the findings of a study by Fundação CESP – the mortality table and the expected nominal rate of return on plan assets – which tend to reduce the amount of our obligations. The results of this study will be reviewed annually. The total amount of our obligations recognized as expenses in 2005 was R$139 million. In 2006, the estimated amount of obligations to be recognized as expenses is R$42 million. The two changes described above and the rest of the actuarial assumptions, including the discount rate applied to future obligations and increases in salaries and benefits, are described in Note 20 (Brazilian Accounting Principles) and Note 36 (U.S. GAAP) to our audited consolidated financial statements.
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
Depreciation
     We account for depreciation using the straight-line method, at annual rates based on the estimated useful life of assets, in accordance with ANEEL regulations and industry practice adopted in Brazil. Under U.S. GAAP, our property, plant and equipment are also depreciated using the straight-line method. However, the annual rates used to depreciate these assets are based on remaining useful life in accordance with the most recent appraisal report established for the assets acquired in a business combination. For the assets acquired after that date, the annual rates used to depreciate are those established by ANEEL. When a business combination occurs and the remaining useful life of an asset is changed, it may cause a material adverse impact on our results of operations in the period in which that estimate is revised and in the subsequent periods.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Board of Directors
     Our Board of Directors is responsible for determining our overall strategic guidelines and, among other things, for establishing our general business policies and for electing our executive officers and supervising their management. According to our bylaws, our Board of Directors may be comprised of a minimum of 7 members and a maximum of 15 members. Currently, our Board of Directors is comprised of seven members (at least 20% of them being independent, in accordance with applicable Brazilian law and our bylaws). In the event of a tie, the chairman will have the deciding vote. The Board of Directors meets at least once every three months, or whenever requested by the chairman in accordance with our bylaws.
     Under Brazilian Corporate Law, each director must hold at least one of our common shares. Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, reelection being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 28, 2006, and their terms will expire at our next annual shareholders’ meeting. Our bylaws do not provide for a mandatory retirement age for our directors.
     There are no provisions in our bylaws restricting a director’s power to vote on a proposal or approve a contract in which such director is materially interested. However, any transaction entered into between our shareholders or related parties and us that exceeds R$5 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors. In addition, under Brazilian Corporate Law, directors are prohibited from voting as shareholders on any matter, or participate in any transaction or business that would result in such director having a conflict of interest with our company. As of this date, there are no relevant agreements or other obligations between us and our directors.
     Under Brazilian Corporate Law, combined with a recent decision by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), minority shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 10% of the outstanding voting shares. Minority shareholders that own greater than 5% of voting shares may request voto múltiplo (multiple voting).
     The following table sets forth the name, age and position of each current member of our Board of Directors.

Name	Age	Position
Carlos Ermírio de Moraes	50	Chairman

Cecília Mendes Garcez Siqueira	48	Vice-President

Francisco Caprino Neto	46	Director

Luiz Maurício Leuzinger	64	Director

Expedito Afonso Veloso	41	Director

Susana Hanna Stiphan Jabra	48	Director

Roberto Faldini	58	Director
     Carlos Ermírio de Moraes – Mr. Ermírio de Moraes received a degree in metallurgic engineering from the Colorado School of Mines in 1979. He acted as director of operations in several business units of the Votorantim Group, including Companhia Níquel Tocantins and Companhia Brasileira de Alumínio. Mr. Ermírio de Moraes was elected director of Companhia Cimento Portland Itaú, a subsidiary of Votorantim Cimentos, in March 1983, serving as its chief executive officer from 1990 until 1998. Mr. Ermírio de Moraes was a founder and board member of NiDI — the Nickel Development Institute, in Toronto, Canada, from 1985 to 1998. He was also CEO of Instituto de Metais Não Ferrosos from 1986 to 1987 and of the Associação Brasileira do Alumínio between 1993 and 1996. He was also a member of the board of ALUNORTE – Alumina do Norte do Brasil S.A. from 1993 to 2001, of Mineração Rio do Norte from 1997 to 2001, and of VBC Energia S.A. and VBC Participações S.A. from 1997 until 2003. He is currently the chief executive officer of Votorantim Metais, since 1996, an executive officer of Votorantim Energia Ltda., since 1998, chairman of the executive board of Votorantim Participações since 2001 and board member of Votorantim Celulose e Papel since 2003. He is also a founding member of the Instituto Ayrton Senna, an entity dedicated to social development in Brazil. He was the chairman of the boards of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração until April 2006. Mr. Ermírio de Moraes has been chairman of our Board of Directors since March 29, 2000.
     Cecília Mendes Garcez Siqueira – Ms. Siqueira received a degree in Psychology from the University of São João Del Rey, in the State of Minas Gerais, and in Education from the University of Brasília – UNB, in 1998, and both a post-graduation degree in Social Security and Management of Pension Funds and a masters degree in executive management from Fundação Getúlio Vargas – FGV. She is currently attending the Masters in Business Administration program at the Instituto Brasileiro de Mercado de Capitais – IBMEC. Ms. Siqueira has been an employee of Banco do Brasil since 1979 and was appointed to work at PREVI, where she acted as Deliberative Board and acts as the Planning Director since 2004. Ms. Siqueira was a member of the board of directors of Neoenergia until April 2005, and she was the vice chairman of the boards of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração until April 2006. Ms. Siqueira has been the vice chairman of our Board of Directors since April 29, 2005.
     Francisco Caprino Neto – Mr. Caprino Neto received a degree in metallurgic engineering from the University of São Paulo-USP in 1983. He received a masters degree in metallurgic engineering from the same university in 1992. During his career, Mr. Caprino Neto held key positions in several private entities, such as chief of the engineering of processes department and control and planning manager of Siderúrgica J.L. Aliperti S.A., coordinator of metallurgic processes of Aços Villares S.A. and planning consultant of Camargo Corrêa S.A. He is currently a Superintendent Director of Camargo Corrêa Energia S.A. and Camargo Corrêa Transportes S.A., and a member of the boards of directors of VBC Participacões S.A., VBC Energia S.A., and Companhia de Concessões Rodoviárias-CCR. He was previously a member of the boards of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração and chairman of the board of directors of RGE. Mr. Caprino Neto has been a member of our Board of Directors since April 28, 2000.
     Luiz Maurício Leuzinger – Mr. Leuzinger received a degree in electric engineering from Federal University of Rio de Janeiro-UFRJ in 1965 and a masters degree in electric engineering from the Illinois Institute of Technology, Chicago, in 1968. He also participated in several specialization programs, such as economic engineering at Illinois Institute of Technology, Chicago, in 1968 and financial management at Fundação Getúlio Vargas, City of Rio de Janeiro, in 1979. He worked at Furnas Centrais Elétricas S.A., as an assistant to the chief financial officer and, subsequently, as financial superintendent. He was also chief financial officer of NUCLEN — Nuclebrás Engenharia S.A., a subsidiary of Eletrobrás, and was the managing officer of Fundação Real Grandeza. Mr. Leuzinger was a managing partner of Toronto Representações and RHL Consultores. From 1992 to 1997, Mr. Leuzinger was engaged in consulting activities, primarily with Engevix and Banco Bradesco, one of the largest commercial banks in Brazil having participated in the reorganization and privatization of several entities of the power industry. He was also the chief executive officer of RGE from October 1997 until January 1998. Mr. Leuzinger is currently an officer of Bradespar S.A. and a member of the board of directors of VBC Participações S.A. and VBC Energia S.A. He was previously a member of the boards of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração and chairman of the board of directors of RGE. Mr. Leuzinger has been a member of our Board of Directors since April 28, 2000.
     Expedito Afonso Veloso – Mr. Veloso received a degree in economics from the University of Viçosa, State of Minas Gerais, in 1988 and a masters degree in economics from Fundação Getúlio Vargas, City of Rio de Janeiro, in 1996. He also completed studies in financial administration at the Corporate University of B.B. in 1999. Mr. Veloso was a professor of economics and quantitative methods at Fundação Getúlio Vargas, City of Brasília, and at the Catholic University of Brasília – UCB from 1998 to 2002, and he has held various management positions at Banco do Brasil since 1992. He has been a member or alternate of the fiscal councils of a number of companies since 2003, including La Fonte Telecom, Cooperativa de Economia e Crédito Mútuo dos Funcionários de Instituições Financeiras Públicas Federais — COOPERFORTE, Aliança do Brasil Seguros and Brasilcap Capitalizações Ltda. He is also an alternate member of the board of directors of TUPY Fundições Ltda. He has been a member of our Board of Directors since April 28, 2006.

     Susana Hanna Stiphan Jabra – Ms. Jabra received a degree in economics from the University of São Paulo in 1979 and an MBA in finance from the Brazilian Institute of Capital Markets (IBMEC) in 1999. She was an economist at Banco Itaú S.A. from 1980 to 1983 and also from 1989 to 1990. She worked as a financial administrative manager at the Empresa Municipal de Habitação de Santo André S.A. from 1990 to 1992. Ms. Jabra was subsequently an economic market research and planning manager at Agência Estado Ltda. from 1993 to 2000. She has been a director at HJN Consultoria & Assessoria Ltda. since 2000 and a manager in the governance department of PETROS since 2003. As a manager in the governance department of PETROS, she represents PETROS on investment committees of several private equity funds and on the board of directors of other companies. She was also a professor of graduate studies in economics at Universidade Paulista – UNIP. Ms. Jabra has been a member of our Board of Directors since April 28, 2006. She was also a member of our Board of Directors in 2003 and 2004.
     Roberto Faldini – Mr. Faldini received a degree in business management from Fundação Getúlio Vargas – EAESP/FGV in 1972. He has also pursued advanced studies at INSEAD (Fontainebleau, France) and Babson College (Massachusetts, United States). Mr. Faldini was chairman and president of the CVM in 1992, and he is the founder and chairman of Telelodge Brasil Ltda., a telecommunication services provider for the hospitality industry, as well as managing partner of Faldini & Cia. Ltda., a Brazilian holding and consulting company specializing in corporate governance, family business affairs and M&A. Mr. Faldini is also an arbitrator registered with the Market Arbitration Chamber of the Bovespa, director of the economics department of the Centro das Indústrias do Estado de São Paulo – CIESP and a member of Fundação Dom Cabral/Family Business Affairs. He is currently a member of the boards of directors of Eliane S.A., KlicKNet S.A., Companhia Industrial Cataguases S.A. and Hospital Nove de Julho S.A. Mr. Faldini has been a member of our Board of Directors since April 28, 2006.
Executive Officers
     Our executive officers are responsible for our day-to-day management. Under our bylaws, our board of executive officers is comprised of six members that are appointed by our Board of Directors for two-year terms, with the possibility of re-election.
     The following table sets forth the name, age and position of each of our executive officers elected on May 6, 2005. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Junior	47	Chief Executive Officer
José Antonio de Almeida Filippo	45	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	52	Vice-President of Distribution
Miguel Normando Abdalla Saad	56	Vice-President of Generation
Paulo Cezar Coelho Tavares	52	Vice-President of Energy Management
Reni Antonio da Silva	56	Vice-President of Strategy and Regulation
     Wilson Ferreira Junior – Mr. Ferreira Junior graduated in electrical engineering from Mackenzie University, city of São Paulo, in 1981. He also holds a graduate degree in business from the same university (1983) and completed graduate studies in energy at the University of São Paulo – USP. Mr. Ferreira Junior participated in several specialization programs, such as workplace safety engineering from Mackenzie University, City of São Paulo, in 1982, marketing from Fundação Getúlio Vargas in 1988, electricity distribution management from Swedish Power Co., Sweden, in 1992. He has acted in several key positions in Companhia Energética de São Paulo – CESP, an electric power producer in the Brazilian State of São Paulo, where he was the distribution executive officer from 1995 to 1998. From 1998 to 2000, he was CEO of RGE and from 2000 to 2001 he was chairman of the board of directors of Bandeirante Energia. He was elected president of Associação Brasileira de Distribuidores de Energia Elétrica — ABRADEE and he is the vice-president of Associação Brasileira de Infra-Estrutura e Indústrias de Base – ABDIB, a non-profit organization that promotes infrastructure and industrial development in Brazil. Mr. Ferreira Junior is currently the chairman of the board of directors of ONS. In March 2000, he was appointed CEO of CPFL Paulista and, subsequently, CEO of CPFL Piratininga, CPFL Geração, CPFL Brasil, Semesa, Foz do Chapecó Energia and CPFL Centrais Elétricas. He is also a member of the board of directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE, Semesa and Foz do Chapecó Energia. Mr. Ferreira Junior has been our CEO since August 28, 2002.
     José Antonio de Almeida Filippo – Mr. Filippo graduated in civil engineering from the Federal University of Rio de Janeiro in 1983. He also holds a post-graduate degree in finance from the Management and Administration Institute of the Catholic University of Rio de Janeiro (1984). He took part in the PDG at the Brazilian Institute of Capital Markets (IBMEC) (1990) and in the Program for Management

Development at Harvard Business School (1999). Mr. Filippo was a financial officer of Gafisa Imobiliária S.A. from 1982 through 1995, the Corporate Financial Manager of Reynolds Latas de Alumínio S.A. – LATASA from 1995 through 2000 and the Chief Financial Officer for Latin America of Ingersoll-Rand Company from March 2000 through June 2004. Mr. Filippo was elected as the Chief Financial Officer and Head of Investors Relation of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração on June 30, 2004. He is also Chief Financial Officer of CPFL Brasil, CPFL Centrais Elétricas, Semesa and Foz do Chapecó Energia, and he is a member of the board of directors of RGE.
     Hélio Viana Pereira – Mr. Pereira received a degree in electric engineering from Escola Federal de Engenharia de Itajubá – EFEI in 1976, and has a specialization degree in industrial quality engineering from University of Campinas, State of São Paulo. He also received post-graduate degrees in energy business management from Fundação Getúlio Vargas and University of São Paulo-USP. He was an engineer at the Rural Electric Department of Eletrobrás from 1976 to 1978. He was an engineer at the Underground Network Study Department and manager at the Public Illumination Division of Companhia de Electricidade de Brasília from 1978 to 1981 and acted in key positions as operational control supervisor and operation manager at Companhia de Electricidade de Brasília from 1984 to 1989. Mr. Pereira held the positions of manager of the Department of Planning and Modernization at CPFL Paulista from May to August of 2000. He has held the position of vice-president of distribution at CPFL Paulista and CPFL Piratininga since September 2000. Mr. Pereira has been our vice-president of distribution since August 28, 2002. He is also an alternate on the board of directors of CPFL Paulista and CPFL Piratininga.
     Miguel Normando Abdalla Saad – Mr. Saad received a degree in civil engineering from University of São Paulo-USP in 1973. He acted in several key positions at Companhia Energética de São Paulo – CESP, from 1974 to 2000, such as chief engineer of the concrete division of the laboratory of civil engineering, manager of the division of water and thermal resources, adjunct manager of the electrical system expansion planning department and manager of the construction and contracts department. He was a visiting scholar at University of California – Berkeley (1978) in the department of civil engineering. He was also a member of the American Concrete Institute and the Brazilian Concrete Institute from 1978 to 1990, acting in the committee of concrete technology and concrete construction. Mr. Saad was the president of the São Paulo Division of the Brazilian Commission on Large Dams during the period of 1994 to 1997. Mr. Saad is currently the vice-president of generation of CPFL Geração and CPFL Centrais Elétricas. He is also chairman of the board of directors of ENERCAN and CERAN, vice president of the board of directors of BAESA and Superintendent Officer of Foz do Chapecó and Technical Officer of Semesa. Mr. Saad has been our vice-president of generation since August 28, 2002. He is also an alternate on the board of directors of CPFL Geração.
     Paulo Cezar Coelho Tavares – Mr. Tavares graduated in electric engineering from Federal University of Pernambuco – UFPE, state of Recife, and received a masters degree in power systems from University of Campinas, state of São Paulo (1998). He has an MBA in finance from IBMEC, Rio de Janeiro (1998). Mr. Tavares has worked at CHESF as an engineer and as Manager of Energy Planning and Energy Commercialization. In addition, he was an Assistant to the Executive Management Team of Eletrobras, in charge of the Programa Nacional de Conservação de Energia (PROCEL) and of the Areas of Rural and Urban Distribution. He also acted as Deputy Secretary of PROCEL. Mr. Tavares coordinated several agreements and international cooperation projects related to Electricity Efficiency Area, with institutions such as the World Bank, USAID, ACEEE, CIDA, in Canada, ETSU, in UK and ALURE, in the European Community. He was also a member of the board of directors of Companhia Energética de Alagoas – CEAL, Companhia Energética do Rio Grande do Norte – COSERN and Companhia Energética de Pernambuco – CELPE. He was vice-president of corporate development and president of CELPE, the distributor of electricity in the State of Pernambuco, and, subsequently, CEO of GCS, an energy and gas trading company of the Guaraniana Group. He is currently the vice-president of energy management of CPFL Paulista, CPFL Geração, CPFL Piratininga, CPFL Brasil and CPFL Centrais Elétricas. He is also the president of the Brazilian Association of Energy Traders (ABRACEEL). Mr. Tavares has been our vice-president of energy management since August 28, 2002.
     Reni Antonio da Silva – Mr. Silva received a degree in electric engineering from the Federal University of Juiz de Fora-UFJF, State of Minas Gerais, in 1974 and a business specialization degree from the Instituto Superior de Administração (ISAD) of the Catholic University, City of Curitiba, State of Paraná, in 1997, a joint program with the business school of the University of Texas, Austin. He participated in several specialization programs, such as management of distribution companies at EDF, France; and competition in a global world at the business school of the University of Texas. He was a trainee in several energy distribution companies in France, Italy, England, Belgium and Portugal. Mr. Silva participated in the Conselho do Mercado Atacadista de Energia – COMAE. He was also an executive officer of Espírito Santo Centrais Elétricas – Escelsa, an electric power company in the Brazilian State of Espírito Santo, and Empresa Energética do Mato Grosso do Sul – ENERSUL, an electric power company based in the Brazilian State of Mato Grosso do Sul, from 1998 to 2001; supervising commercial manager of COPEL, an electric power company in the Brazilian State of Paraná, from 1996 to 1998; member of the Núcleo Executivo da Câmara de Gestão da Crise de Energia Elétrica – GCE; member of the executive committee of MAE (COEX); and member of the board of directors of the ONS. Mr. Silva is currently the strategy and regulation executive officer of CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil and CPFL Centrais Elétricas, and he has been our vice-president of strategy and regulation since August 28, 2002. He is an alternate on the board of directors of RGE.
Fiscal Council
     Under Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of the management and the company’s external auditors. Our fiscal council is permanent, although Brazilian Corporate Law allows fiscal councils to be either permanent or non-permanent and may be composed of a minimum of three and a maximum of five members. The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. Brazilian Corporate Law requires fiscal council members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive officers, excluding benefits and profit sharing. Minority holders of common shares owning in aggregate at least 10% of the common shares outstanding may also elect one member of the fiscal council.
     Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal council is composed of five members: Mr. Inácio Clemente da Silva, Ms. Elaine Corrêa Aguirre, Mr. José Ricardo Fagonde Forni, Mr. Luiz Augusto Ckless Silva and Mr. Ivan Mendes do Carmo.
     In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We have taken all steps necessary to implement this decision of our Board of Directors.
Advisory Committees
     We have seven advisory committees, including a Corporate Governance Committee, an Executive Committee, a Processes Evaluation and Internal Controls Committee, a Compensation Committee, a Construction Committee, a Financial Services Committee and a Purchase and Sale of Raw Materials Committee. Our Processes Evaluation and Internal Controls Committee and Compensation Committee have been established on a permanent basis.
     Corporate Governance Committee. Our Corporate Governance Committee is responsible for analyzing and submitting proposals related to changes in the company bylaws and in the legal documents related to the company’s management and Board of Directors. The members of this committee are Cecília Mendes Garcez Siqueira, Martin Glogowsky, Susana Hanna Stiplan Jabra, Francisco Caprino Neto, Luiz Maurício Leuzinger, Nelson Shimada and Arthur Prado de Silva.
     Executive Committee. Our Executive Committee is responsible for analyzing and submitting proposals related to the strategic and operational plans of the company. The members of this committee are Arthur Prado de Silva, Francisco Caprino Neto, Martin Glogowsky, Otávio Carneiro de Rezende, Luiz Maurício Leuzinger and Cecília Mendes Garcez Siqueira.
     Processes Evaluation and Internal Controls Committee. Our Processes Evaluation and Internal Controls Committee is responsible for the coordination of the internal audit process and presenting to the Board of Directors its opinion with respect to the financial statements and with respect to areas that are subject to an audit process. The members of this committee are Ramón Pérez Arias Filho, Marcelo Santos Dall’Occo, Sérgio Ricardo Lopes de Carvalho and Carlos Henrique Pecorino.

     Compensation Committee. Our Compensation Committee is responsible for the selection process of the CEO and the evaluation of all executive officers (including the CEO), recommending occasional removals, the level of compensation and the amount of bonuses based on available profits, depending on performance. The members of this committee are Carlos Ermírio de Moraes, Francisco Caprino Neto, Luiz Maurício Leuzinger, Cecília Mendes Garcez Siqueira, Expedito Afonso Veloso and Susana Hanna Stiplan Jabra.
     Construction Committee. Our Construction Committee is responsible for the evaluation of the selection process of suppliers of construction services for contracts in an amount exceeding R$10 million, opining about the best proposal. The members of this committee are Ramón Pérez Arias Filho, Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich.
     Financial Services Committee. Our Financial Services Committee is responsible for the evaluation of the selection process of suppliers of financial services for contracts in an amount exceeding R$10 million, opining about the best proposal. The members of this committee are Ramón Pérez Arias Filho, Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich.
     Purchase and Sale of Raw Materials Committee. Our Purchase and Sale of Raw Materials Committee is responsible for the evaluation of the selection process of suppliers for contracts in an amount exceeding R$6 million that may involve a related party, opining about the best proposal. It is also responsible for monitoring the execution of contracts for the sale of energy in an amount exceeding R$6 million with a related party, in order to guarantee that prevailing market conditions are observed. The members of this committee are Ramón Pérez Arias Filho, Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich.
Compensation
     Under Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount we pay to the members of our Board of Directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our Board of Directors and executive officers, our Board of Directors is then responsible for setting individual compensation levels.
     For the year ended December 31, 2005, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors and our executive officers was approximately R$10 million. For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$260,000.
Share Ownership
     The total number of common shares owned by our directors and executive officers as of May 31, 2006 was 43,478. None of our directors or executive officers beneficially owns one percent or more of our common shares.
Indemnification of Officers and Directors
     Neither the laws of Brazil nor our bylaws provide for indemnification of directors or officers. We have held directors’ and officers’ liability insurance since February 2006.

Employees
     As of December 31, 2005, we had 5,838 full time employees (including the employees of our jointly-controlled subsidiaries). The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2005	2004	2003
Distribution	4,661	4,531	4,764
Generation	195	114	97
Commercialization	177	33	18
Corporate staff	805	839	514

Total	5,838	5,517	5,393

     In order to further improve our operational efficiency, productivity and quality of service, we invest in the professional development of our employees by means of technical courses, seminars, workshops and specialized training. In 2005, we provided more than 627,231 hours of training, representing an average of 111 training hours per employee.
     Among our major training and development programs, we highlight the following:
•	CPFL Padrão, our standard operations and security program for procedures and tools related to tasks performed by our technicians;

•	Corrente Contínua, a program aimed at the development of management skills, with a focus on continuing education;

•	E-learning, a program aimed at self-development, we make 38 courses available to our employees through the internet and our intranet; and

•	Requalificação Profissional, a program also aimed at self-development, we contribute 1% of our payroll to individual initiatives designed to strengthen the technical skills of our employees.
     Safety at work is one of our values and our first priority in terms of personnel management. In 2005, we dedicated over 305,000 hours of training for workplace safety, including the Segurança ao Seu Lado program, which discusses accident prevention and the importance of using individual protection equipment. This focus on workplace safety is reflected in our low rate of accidents that require an absence, which has decreased significantly at both CPFL Paulista and CPFL Piratininga during the period 2000 to 2005.
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
     CPFL Paulista, CPFL Piratininga and CPFL Geração each have a Board of Employee Representatives, whose members are elected by each company’s employees. The Board’s function is to provide a vehicle for voicing employee concerns to management and to the board of directors. The President of the Board of Employee Representatives also serves as a board member. RGE also has a representative of its employees on its board of directors, but such representative is chosen by the workers’ syndicate.
     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to our employees (except for RGE). All of our employees are eligible for the program, and as of December 31, 2005, almost all of our employees had elected to participate in the Fundação CESP plan.
     In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. Our Board of Directors and the shareholders must approve the amount of such compensation, which is determined in consultation with an employee committee. Funds are allocated to the employee profit sharing fund on an annual basis once we have achieved at least 80% of our projected profits for the year. In addition, we develop productivity and performance goals in conjunction with the unions. Achievement of these goals must reach at least 70% in order for the program to be fully funded. In 2005, we reserved R$20 million for our employee profit sharing program.
     In addition, part of each employee’s compensation is linked to performance goals. Employees are evaluated based on criteria such as quality of work product, adherence to safety protocols and productivity. Our performance evaluation system is designed to evaluate required skill as well, and enables us to evaluate the development of our employees.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth information relating to the beneficial ownership of our common shares as of December 31, 2005. Percentages in the following table are based on 479,756,730 outstanding common shares.

	Common
	Shares	(%)
VBC Energia S.A. (1)	184,673,695	38.49
521 Participações S.A. (2)	149,230,369	31.11
Bonaire Participações S.A. (3)	60,713,509	12.65
Executive officers and directors as a group	43,399	0.01

Total	394,660,972	82.26

(1)	VBC Energia S.A. is controlled by three Brazilian companies: (A) Votorantim Energia Ltda., which is controlled by Votorantim Investimentos Industriais S.A., Cia. Brasileira de Aluminio and Santa Cruz Geração de Energia S.A., members of Votorantim Group; (B) Antares Holding Ltda., a holding company controlled by Bradespar S.A., which is an investment company that is controlled by Cidade de Deus Cia Comercial de Participações, Fundação Bradesco, NCF Participações S.A. and Gespar Participações Ltda.; and (C) Camargo Corrêa Energia S.A., which is controlled by Camargo Corrêa S.A.

(2)	521 Participações S.A is a holding company controlled by PREVI, a pension fund controlled by Banco do Brasil. The Brazilian government owns a majority of the voting capital of Banco do Brasil.

(3)	Bonaire Participações S.A. is a holding company controlled by Energia Fundo de Investimento em Participações, whose ownership interest is controlled by four pension funds: (A) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletricidade de São Paulo S.A., Bandeirante Energia S/A and Eletricidade e Serviços S/A (Elektro), among other Brazilian electricity companies, where investment control is overseen by members of the board of trustees who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the board of trustees are Guy Adolfo Ishikawa; Sergio Pasqual Teixeira; Carlos José Silveira Figueiredo; Adauto Firmino Ribeiro; Marcos de Mendonça Peccin; Gentil Teixeira de Freitas; Arlindo Casagrande Filho; Wanderley José de Freitas; Adelmo da Costa Teves Júnior; Valdivino Ferreira Anjos; Walter José Rodrigues Filho; Sergio Pasqual Teixeira; Sérgio Tadeu Nabas; Marco Antônio Previato, Paulo Giavina Bianchi; Adauto Firmino Ribeiro; Donato Locaspi; and Carlos Rogério Araújo); (B) Fundação SISTEL de Seguridade Social, primarily for employees of Amazônia Celular; Telefônica Celular; Telesp Celular, among others telecommunications companies, where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors and pensioners (the current members of the deliberative council are Gilmar Roberto Pereira Camurra; Stael Prata Silva Filho; José Luis Magalhães Salazar; Eurico de Jesus Teles Neto; Fernando Cassino; Jorge de Moraes Jardim Filho; and Ézio Teodoro de Resende); (C) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A., where investment control is held by members of the deliberative council, including those selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Wilson Santarosa, Diego Hernandes and José Lima de Andrade Neto); and (D) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP, where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Ademir Andrade de Oliveira; Helifax Pinto de Souza; Iassuo Hagy; João Batista Meinberg Porto and Robson Ramos Branco).
     In addition to the major shareholders listed above, BNDES Participações S.A. is the beneficial owner of 4.8% of our outstanding common shares. It is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade. The BNDES board of directors is comprised of the BNDES president and ten members appointed by the president of Brazil. Currently, the directors are Luiz Fernando Furlan, Demian Fiocca, Carlos Kawall Leal Ferreira, Carlos Mariani Bittencourt, João Antônio Felício, João Paulo dos Reis Velloso, João Pedro de Moura, Luiz Marinho, Márcio Fontes de Almeida, Paulo Antonio Skaf and Roberto Rodrigues.

Shareholders’ Agreement
     Voting Rights. Our shareholders’ agreement, among VBC, 521, Bonaire and us, as intervening and consenting party, governs control of CPFL and our subsidiaries. Under the shareholders’ agreement, certain actions require the approval of at least VBC and 521 (at least 80% of the shares subject to the shareholders’ agreement), including:
•	election of the CEO and removal of any executive officer (including the CEO);

•	definition of the dividend policy;

•	creation and dissolution of controlled companies;

•	acquisition and sale of investments in other entities;

•	approval of our budget;

•	approval of our business plan;

•	capital increase within our pre-approved authorized capital and determination of the issuance price of shares;

•	issuance of warrants within our pre-approved authorized capital;

•	incurrence of indebtedness – including guarantees and collaterals in favor of controlled entities and invested companies – beyond the thresholds established in our budget or our business plan;

•	execution of any agreement with a global amount in excess of R$20 million, even if already included in our budget or our business plan;

•	granting of any kind of collateral or guarantee in favor of third parties;

•	execution of agreements with related parties in an amount in excess of R$5 million;

•	appointment of our independent auditors and its substitution;

•	authorization for the acquisition of our own shares for cancellation or for treasury;

•	amendment of concession agreements of any controlled entity;

•	approval of stock option plans;

•	acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$20 million;

•	detailing of the matters that are subject to the previous analysis of corporate advisory committees; and

•	compensation of the members of advisory committees that are not one of our employees, board members or executive officers.
     The terms of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.
     Corporate Governance. Our Board of Directors consists of seven members, appointed as follows:

•	three appointed by VBC;

•	two appointed by 521;

•	one appointed by Bonaire; and

•	one being independent, in accordance with Novo Mercado regulations.
     The number of directors may increase in order to assure that the parties to our shareholders’ agreement have the right to appoint 12 board members. One or more board positions is assigned to our minority shareholders, to be elected through the exercise of minority rights set forth under Brazilian Corporate Law or as otherwise agreed upon among the parties to the shareholders’ agreement.
     Our shareholders’ agreement provides for the establishment of five advisory committees: Processes Evaluation and Internal Controls Committee, a Compensation Committee, a Construction Committee, a Financial Services Committee and a Purchase and Sale of Raw Materials Committee.
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
     Transfer of Shares. Our shareholders’ agreement provides for certain rights and obligations in the event of transfer of shares subject to the shareholders’ agreement, or subject shares, including:
•	Right of First Refusal. The parties to the shareholders agreement have a right of first refusal to acquire subject shares in the event one of them decides to sell its shares to a third party.

•	Tag-along Rights. A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party. Tag-along provisions do not apply to the disposition of subject shares by Bonaire while its stake within the controlling block is lower than 20%.

•	Preemptive Rights. The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

•	Tag-along Rights of Bonaire. In the event of a sale, assignment or transfer of subject shares by 521 and VBC that results in an equity percentage lower than 20% and 30%, respectively, of the aggregate subject shares and, as long as Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with 521 or VBC, under the same terms and conditions.
     Change of Control. In the event of direct or indirect change of control of any of the parties subject to the shareholders’ agreement, the remaining parties shall have the right to acquire all subject shares held, directly or indirectly, by the party undergoing the change of control, paying for such shares an amount to be determined by a recognized financial institution.
Option Agreement
     Our controlling shareholders are also party to an agreement pursuant to which they have granted to each other options to purchase their respective shares in us. In addition, this agreement provides for (1) certain notification requirements for secondary offerings of shares by such shareholders and (2) priority to certain shareholders in the sale of shares in a secondary offering, if more than one shareholder participates in the offering and demand is less than the size of the offering.

Related Party Transactions
     One of our principal shareholders is VBC, which is a joint venture of three major Brazilian companies:
•	Votorantim Energia Ltda., a member of the Votorantim Group, which engages in several businesses, including pulp and paper, aluminum, nickel and long steel, among others;

•	Antares Holding Ltda., a holding company which directly belongs to Bradespar S.A., an investment company with interests in energy and mining, which is under common control with Banco Bradesco S.A., the largest financial conglomerate in Brazil in terms of assets; and

•	Camargo Corrêa Energia S.A., a member of the Camargo Corrêa Group, which is one of the largest privately-held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies. Camargo Corrêa also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.
     Through September 2003, we held debt securities of VBC. We also acquired our interest in RGE from VBC and 521 in July 2001 for R$1,382 million. In addition, we acquired our interest in Semesa from VBC in December 2001 for R$496 million. The Semesa acquisition price is subject to adjustment, based on the assessment of Semesa’s Assured Energy. According to MME, the earliest that this assessment will take place is 2015.
     We also conduct transactions with the shareholders of VBC and their affiliates, including the following:
•	Our distribution subsidiaries CPFL Paulista and CPFL Piratininga have entered into agreements for the supply of electricity with several entities affiliated to VBC. All of these electricity supply agreements are regulated by ANEEL.

•	Our commercialization subsidiary CPFL Brasil has entered into agreements for the supply of electricity with several entities affiliated with VBC. All of these agreements are on arms-length terms.

•	Banco Votorantim S.A., a bank that is part of the Votorantim Group, provides us with financial services from time to time.

•	Banco Bradesco S.A., which is under common control with Bradespar S.A., supplies us with a wide range of financial services, all in the ordinary course of business, including banking and insurance services and loans.

•	CPFL Geração, through its subsidiaries BAESA, ENERCAN, CERAN and Foz do Chapecó, has entered into transactions with Construção e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision and financing of construction services to our generation subsidiaries.
     In the past we have, from time to time, made advances to the construction projects of generation facilities in which we have invested. In addition, we have entered into certain intercompany loan agreements. The largest amounts outstanding during the three year period ended December 31, 2005 were R$44 million to CERAN, R$42 million to BAESA and R$30 million to Campos Novos. All of these loans among our subsidiaries were arranged in order to fund construction of new facilities, and the interest rates were in accordance with market rates, based on a percentage of the CDI. At December 31, 2005 there were no outstanding balances of these loans. In accordance with applicable regulation, our subsidiaries may enter into loan transactions with each other. At December 31, 2005, CPFL Geração made an advance of R$8.7 million to Semesa.
     Our subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Bonaire.
     A financing facility established by CPFL Piratininga in 2004 is administered by Banco Votorantim. The facility consists of a fund for obtaining cash linked to the collection of CPFL Piratininga’s trade receivables.

     All of the transactions described in this section were entered into on terms comparable to transactions with unaffiliated parties.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     See Item “Financial Statements.”
Litigation
     We are currently subject to numerous proceedings, principally relating to civil and labor claims. Of these legal proceedings, approximately 48.2% involve CPFL Paulista, 13.2% involve CPFL Piratininga and 38.6% involve RGE, with one proceeding involving CPFL Geração and another proceeding involving Semesa. Out of the total legal proceedings of CPFL Paulista and CPFL Piratininga, approximately 81.9% relate to civil claims, and 28.7% of RGE’s proceedings are related to civil claims. The remainder of our legal proceedings generally involve regulatory claims, labor claims, tax claims and administrative proceedings.
     CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs. The aggregate potential liability was approximately R$26.9 million as of December 31, 2005. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$22.4 million) in respect of these suits.
     CPFL Paulista is party to an administrative proceeding before the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica, or CADE), where an investigation is being conducted into alleged anti-competitive behavior in connection with the installation of CPFL Paulista’s electric grid. A judicial decision has postponed this proceeding since CPFL Paulista presented a proposal to enter into a settlement agreement (termo de cessação). Based on the opinion of external counsel, we consider the possibility of loss in this proceeding to be remote and, therefore, we have not made a provision in our financial statements in connection with this proceeding.
     We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2005, our reserves for contingencies were approximately R$377 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 22 to our audited consolidated financial statements for more information on the status of our litigation.
Dividend Policy
     For our policy on dividend distributions, see “Item 10. Additional Information—Allocation of Net Income and Distribution of Dividends.”
Significant Changes
     In June 2006, we acquired 32.69% of RGE and 32.75% of Sul Geradora for U.S.$185 million. We now own a total of 99.76% of RGE, held through our subsidiaries CPFL Paulista and CPFL Serra, and 99.95% of Sul Geradora, held through our subsidiaries CPFL Brasil and CPFL Serra.

ITEM 9. THE OFFER AND LISTING
Trading Markets
     Our common shares are listed on the BOVESPA, and our ADSs are listed on the New York Stock Exchange. Each ADS represents three shares.
Price Information
     The table below sets forth reported high and low closing sale prices in reais per common share for the periods indicated. The table also sets forth prices in U.S. dollars per ADS based on information available from the New York Stock Exchange. See Item 3 “Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods indicated below.

	reais per		U.S. dollars per
	Common Share		ADS
	High	Low	High	Low
2004:
Fourth Quarter	17.96	14.40	20.00	15.70
2005:
First Quarter	20.90	17.61	23.87	19.81
Second Quarter	20.60	17.30	25.50	20.36
Third Quarter	24.17	18.20	32.50	22.70
October	23.99	21.80	32.07	27.99
November	25.20	23.71	34.65	31.76
December	28.00	25.94	38.03	34.85
2006:
January	31.29	27.40	42.85	35.84
February	32.00	29.15	46.66	40.50
March	33.30	30.22	47.40	41.89
April	31.60	29.30	45.31	41.29
May	34.21	28.00	50.50	36.10
June (through June 23)	30.00	25.80	39.64	34.69
Corporate Governance Practices
     In 2000, the BOVESPA introduced three special listing segments, known as Level 1, Level 2 and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders and stakeholders.
     In order to maintain high standards of corporate governance, we have an agreement with the BOVESPA to comply with the requirements for listing on the Novo Mercado.
     In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE corporate governance standards and our corporate governance practices on our website, at http://ri.cpfl.com.br.

ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Incorporation
Corporate Purpose
     Our corporate purpose, as defined by our bylaws, includes:
•	developing enterprises in the electricity generation, distribution, commercialization and transmission industries;

•	providing services in the electricity, telecommunications and data transmission industries, as well as provide technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

•	holding interest in the capital of other companies engaged in activities similar to those that we perform.
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
Allocation of Net Income and Distribution of Dividends
     The discussion below summarizes the provisions of Brazilian law regarding the establishment of reserves by corporations and the distribution of dividends, including interest attributed to shareholders’ equity.
Mandatory Distribution
     Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.
     The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Under our bylaws, at least 25% of our adjusted net income, as calculated under Brazilian Accounting Principles and adjusted under Brazilian Corporate Law, for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount before any deductions for statutory reserves and reserves for investment projects.
     Brazilian Corporate Law permits the suspension of the mandatory distribution of dividends in any fiscal year in which the management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval by the shareholders meeting and review by members of the fiscal council. The law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory distribution is not paid, the unpaid amount must be attributed to a special reserve account. If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits. Under Brazilian Corporate Law, the shareholders of a publicly-held company may also decide to distribute dividends in an amount lower than the mandatory distribution.

Payment of Dividends
     We are required by Brazilian Corporate Law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Pursuant to our charter, we are required to pay a mandatory annual dividend of at least 25% of our net profits. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through a depositary are paid to the depositary for further distribution to the shareholders. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our bylaws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after the date when we begin to pay such declared dividends.
     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Bradesco S.A., as the custodian for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Bradesco S.A. The depositary registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.
     Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted. Dividends paid to persons who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which are subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Brazilian Tax Considerations.”
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
     In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to CMN Resolution No. 3,265, dated March 4, 2005, and Central Bank Circular No. 3,280, dated March 9, 2005, as amended. In order to effect the international transfer of Brazilian currency the holder must have a special non-resident bank account in Brazil, through which the subsequent conversion of such Brazilian currency into U.S. dollars is effected.
     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments (see “Item 3. Key Information—Risk Factors—Risks Relating to the ADSs and Our Common Shares.”)

Interest Attributable to Shareholders’ Equity
     Under Brazilian tax legislation, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and for social contribution purposes. Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:
•	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.
     For accounting purposes, although the interest charge must be reflected in the statement of operations to be tax-deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of common shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. See “Taxation—Brazilian Tax Considerations.” If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. If we distribute interest attributed to shareholder’s equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.
     Under our bylaws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.
     The dividend and interest on shareholders’ equity for 2005 was R$899 million, of which R$498 million, or R$1.03905 per common share, was paid on April 20, 2006.
Dividend Policy
     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts equivalent to 50% of our adjusted net profits, as determined based on our mid-year performance and in accordance with Brazilian Corporate Law. The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant. In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.
     Our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our annual or semi-annual financial statements or on financial statements relating to shorter periods, or also based on accrued profits recorded or on profits allocated to non-profits reserve accounts in the annual or semi-annual financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares.
Shareholder Meetings
Actions to be taken at our shareholders’ meetings
     At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year takes place at the annual shareholder meeting immediately following such fiscal year. The election of our directors and members of our fiscal council — if the requisite shareholders request its establishment — typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.
     A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. The following actions may only be taken at a special shareholders’ meeting:
•	amendment of our bylaws;

•	cancellation of registration with the CVM as a publicly-held company;

•	authorization of the issuance of debentures;

•	suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•	appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	approval of any merger (fusão) or consolidation (incorporação) with another company or a spin-off (cisão);

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or judicial or extrajudicial restructuring (recuperação judicial or extrajudicial).
     According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:
•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive rights;” and

•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “—Withdrawal rights and redemption.”
Quorum
     As a general rule, Brazilian Corporate Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.
     As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:
•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge us with another company, if we are not the surviving company, or of our consolidation with another company;

•	spin off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in Brazilian Corporate Law);

•	apply for cancellation of any voluntary liquidation; and

•	approve our dissolution.
     According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and, to delist ourselves from the Novo Mercado, we will have to conduct a tender offer.
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
Location of our Shareholders’ Meetings
     Our shareholders’ meetings take place at our head offices in the city of São Paulo, state of São Paulo. Brazilian Corporate Law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of São Paulo and the relevant notice contains a clear indication of the place where the meeting will occur.
Who May Call our Shareholders’ Meetings
     In addition to our Board of Directors, shareholders’ meetings may also be called by:
•	any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;
•	shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the proposed agenda; and

•	our fiscal council, if one is in place, if the Board of Directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special shareholders’ meeting any time if it believes that there are important or urgent matters to be addressed.
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
Voting Rights of ADS Holders
     ADS holders may instruct the depositary to vote the number of common shares that their ADSs represent. The depositary will notify those holders of shareholders’ meetings and arrange to deliver our voting materials to them upon our request. Those materials will describe the matters to be voted on and explain how the ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
     We cannot assure ADS holders that they will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that they can instruct the depositary to vote their common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing that they can do if their shares are not voted as they requested.
Preemptive Rights
     Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. In accordance with our bylaws, a period of at least 30 days, in the case of a private placement, and 10 days, in the case of a public offering, following the publication of notice of the capital increase is allowed for the exercise of the preemptive right. Under Brazilian Corporate Law, holders are permitted to transfer or dispose of their preemptive right for consideration.
     In addition, Brazilian Corporate Law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. Our bylaws currently have no such provision.
Material Contracts
     For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”
Exchange Controls and Other Limitations Affecting Security Holders
     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for common shares, from converting dividends, distributions or the proceeds from any sale of common shares into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American depositary receipts.
     Resolution No. 1,927/1992 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289/1997, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.
     An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred class A shares or common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for preferred class A shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred class A shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”
     Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American Depositary Shares for underlying preferred class A shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.
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

     Pursuant to Brazilian law, foreign investors may invest in the common shares under Resolution No. 2,689 of the National Monetary Council, or Resolution No. 2,689.
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
     Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the CVM; and (d) register the foreign investment with the Central Bank.
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
     Taxation of Dividends
     Dividends, including dividends in kind, paid by us to the depositary in respect of the common shares underlying the ADSs or to a Non-Brazilian Holder in respect of common shares generally will not be subject to Brazilian income withholding tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to Brazilian withholding tax from 15% to 25% according to the tax legislation applicable to each corresponding year in which the profits have been obtained.
     Taxation of Gains
     ADSs. According to applicable Brazilian law (Law No. 10,833/2003), capital gains arising from transactions between two non-resident parties, involving assets situated in Brazil, are subject to Brazilian withholding income tax, at a rate of 15% (25% in case the seller is situated in a tax haven jurisdiction). Taking into consideration that the sale or disposal of ADSs outside Brazil (including through the New York Stock Exchange), between two Non-Brazilian Holders, cannot be considered as a sale or disposal of assets situated in Brazil, we believe that the corresponding capital gains are not subject to such withholding income tax in Brazil. The taxation of capital gains derived from the sale or disposal of ADSs inside Brazil is unclear. Non-Brazilian Holders should consult their own tax advisor concerning the tax consequences of a sale of ADSs in Brazil.
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
     The withdrawal of ADSs in exchange for common shares does not generate capital gains and therefore is not subject to Brazilian tax.
     Common Shares. As a general rule, gains realized by Non-Brazilian Holders on any disposition of common shares to Brazilian Holders are subject to income tax at a rate of 15%, regardless if the transaction is carried out on the Brazilian stock exchange or outside the Brazilian stock exchange, except for the specific cases described below.
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
     Exercise of Preemptive Rights. Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.
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
     A tax on foreign exchange transactions (the “IOF/Exchange Tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (i.e., for purposes of paying dividends and interest) or vice-versa. The rate of the IOF/Exchange Tax applicable on such conversions is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, which would only apply to future transactions.
     A foreign exchange tax may also be levied on transactions involving bonds and securities (“IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. However, this rate may be increased at any time to up to 1.5% per day, but only with respect to future transactions.
     In addition to the foreign exchange taxes mentioned above, any transaction carried out by a holder of common shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) at the Brazilian financial institution may be subject to the Contribuição Provisória sobre Movimentação Financeira, a temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38%. For instance, the CPMF Tax is imposed, on the amount in Brazilian currency to be remitted abroad, when distributions made by the Company in respect of ADSs and common shares are converted into U.S. dollars and remitted abroad by the Custodian and when a Non-Brazilian Holder of common shares remits abroad the proceeds earned from disposition of such shares in Brazil by means of a foreign exchange transaction. Currently, purchases of stock in a stock exchange environment are exempt from the CPMF Tax. The financial institution that carries out the relevant financial transaction is liable for the collection of the CPMF tax.
Certain United States Federal Income Tax Consequences
     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this prospectus, and changes to such law subsequent to the date of this annual report may affect the tax consequences recognized a liability (Note 23), against Revenue from described herein. This summary describes the material tax consequences of the ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common shares or ADSs, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary applies only to holders of common shares or ADSs who hold the common shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis, and persons holding common shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.
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
     Taxation of Distributions. A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of common shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of common shares). If the custodian (or U.S. holder in the case of a holder of common shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.
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
     Taxation of Capital Gains. Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.
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
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the SEC. Reports and other information filed by us with the SEC can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Our filings will also be available at the SEC’s website at http://www.sec.gov.
     Reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.
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
Exchange Rate Risk
     At December 31, 2005, we had outstanding approximately R$766 million of indebtedness denominated in U.S. dollars and R$119 million of indebtedness denominated in Brazilian reais but partially indexed to the U.S. dollar. Also at December 31, 2005, we had swap agreements that offset the exchange rate risk with respect to R$783 million of those amounts. The potential loss to us that would result from a hypothetical unfavorable 10% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$10.2 million, primarily due to the increase in real terms in the principal amount of our foreign currency indebtedness. While the dollar-denominated debt of our subsidiary Enercan is not covered by a swap agreement, the related exchange rate exposure is at least partially offset by the indexation in U.S. dollars of Enercan’s annual tariff readjustment. The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.
Risk of Index Variation
     We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are indexed. We also have swaps that convert some U.S.-dollar denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2005, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$3,569 million.
     A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2005, would result in a net additional cash outflow of approximately R$36 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). On July 27, 2005, our Board of Directors approved the disclosure by the company that each member of our fiscal council individually qualifies as an audit committee financial expert. Each of the members meet the applicable independence requirements for fiscal council membership under Brazilian law. They also meet the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates. For a list of the current members of our fiscal council, see “Item 6. Directors, Senior Management and Employees—Fiscal Council.”
ITEM 16B. CODE OF ETHICS
     We have adopted a Code of Ethics applicable to our employees and our directors and executive officers, which is available on our website at: http://www.b2i.cc/Document/986/CPFL_Código_de_Ética_por.pdf. No waivers of the provisions of the Code of Ethics are permitted.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
     The following table sets forth the fees billed to us by our independent auditors Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(in thousands of reais)
Audit fees	R$1,449	R$1,318
Audit-related fees	65	1,545
Tax fees	77	36
All other fees	—	—

Total	R$1,591	R$2,899

     Audit fees in the above table are for services rendered by our principal accountant for the audit of our financial statements. Audit-related fees in the above table for the year ended December 31, 2004 are primarily related to the completion of our initial public offering in September 2004. Tax fees in the above table are for services related to tax compliance.
Audit Committee Approval Policies and Procedures
     Our fiscal council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our fiscal council has not established pre-approval policies or procedures for recommending the engagement of our independent auditors for services to our Board of Directors. Pursuant to Brazilian law, our Board of Directors is responsible for the engagement of independent auditors. Brazilian law prohibits our independent auditors from providing any consulting services to our subsidiaries, or to us, that may impair their independence.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements. We have designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). In our assessment, our fiscal council acts independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and satisfies the other requirements of Exchange Act Rule 10A-3.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 through F-[•], incorporated herein by reference.
ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
2.1	Deposit Agreement dated September 28, 2004, among CPFL Energia S.A. and The Bank of New York, as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of CPFL Energia S.A. (incorporated by reference to Exhibit 1 of CPFL’s Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 2, 2004 (File No. 333-118760)).
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
10	Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002, among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A. (incorporated by reference to Exhibit 10 of CPFL’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 23, 2004 (File No. 333-118494)).
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
     Distributor: An entity supplying electric energy to a group of customers by means of a distribution network.
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
     Rationing Program: The Brazilian government program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002 as a result of poor hydrological conditions that threatened the country’s electricity supply.
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

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Act of 1933, the registrant, CPFL Energia S.A., hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on June 30, 2006.

CPFL ENERGIA S.A.

By:	/s/ Wilson Ferreira, Jr.

Name: Wilson Ferreira, Jr.
Title: Chief Executive Officer (principal executive officer)

By: /s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer (principal financial officer)

Deloitte Touche Tohmatsu
Av Dr José Bonifácio Coutinho
Nogueira, 150 — 5° Andar — Sala 502
13091-611 — Campinas — SP
Brasil
Telefone:   (19) 3707-3000
Fac-símile: (19) 3707-3001
www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo – SP, Brazil
We have audited the consolidated balance sheets of CPFL Energia S.A. (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Rio Grande Energia S.A. (a proportionately consolidated indirectly owned subsidiary), which statements reflect assets constituting 9.2% and 9.8%, respectively, of consolidated total assets as of December 31, 2005 and 2004, and net revenues constituting 13.0%, 13.5% and, 13.0%, respectively, of consolidated total net revenues for the years ended December 31, 2005, 2004 and 2003. Those financial statements were audited by other auditors whose unqualified report has been furnished to us, including emphasis paragraphs related to (i) the restatement of the financial statements as of December 31, 2004 and 2003 and for the years then ended to recognize liabilities with respect to regulatory obligations related to energy efficiency and research and development programs; and (ii) the change in classification, period and criteria of amortization of goodwill as from January 1, 2004. Our opinion, insofar as it relates to the amounts included in the consolidated financial statements for this proportionately consolidated indirectly owned subsidiary is based solely on the report of such other auditors.
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
In our opinion, based on our audits and on the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in shareholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

Deloitte Touche Tohmatsu
As described in Note 15, certain subsidiaries changed, during 2004, the method of amortization of goodwill from the straight-line method over a period of 10 years to a variable method based on the future profitability projections over the remaining periods of the related concessions.
As described in Note 38, the Company restated the accompanying financial statements as of and for the years ended December 31, 2004 and 2003.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.
June 23, 2006

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

ASSETS	2005	2004
		As restated –
		Note 38
CURRENT ASSETS
Cash and cash equivalents (Note 4)	678,780	499,838
Financial investments (Note 5)	373,384	317,886
Accounts receivable (Note 6)	1,803,072	1,572,487
Allowance for doubtful accounts (Note 7)	(54,361)	(50,420)
Recoverable taxes (Note 8)	188,772	174,663
Other receivables (Note 9)	62,141	68,944
Materials and supplies	9,203	7,575
Deferred costs variations — Parcel A (CVA) (Note 10)	486,384	463,928
Prepaid expenses (Note 11)	58,014	9,425
Derivatives contracts (Note 33)	3,644	—
Other (Note 13)	161,258	158,339

	3,770,291	3,222,665

NONCURRENT ASSETS
Accounts receivable (Note 6)	416,268	582,290
Other receivables (Note 9)	84,812	125,259
Escrow deposits (Note 22)	224,100	145,396
Financial investments (Note 5)	108,531	850
Deferred taxes (Note 12)	1,118,441	1,094,245
Recoverable taxes (Note 8)	77,324	33,551
Deferred costs variations — Parcel A (CVA) (Note 10)	510,277	580,232
Prepaid expenses (Note 11)	38,187	49,186
Other (Note 13)	167,235	97,700

	2,745,175	2,708,709

PERMANENT ASSETS
Property, plant and equipment (Note 14)	5,288,834	4,879,228
Special obligations (Note 14)	(640,997)	(588,053)
Goodwill (Note 15)	2,619,021	2,346,569
Other	69,118	87,573

	7,335,976	6,725,317

TOTAL ASSETS	13,851,442	12,656,691

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004
		As restated –
		Note 38
CURRENT LIABILITIES
Suppliers (Note 16)	782,233	663,857
Payroll	1,932	3,792
Taxes and payroll charges payable (Note 17)	474,960	409,474
Employee profit sharing	6,768	5,284
Dividends and interest on shareholders’ equity	489,263	158,644
Accrued interest on loans and financing (Note 18)	47,931	39,748
Accrued interest on debentures (Note 19)	94,948	98,490
Post-retirement benefit obligation (Note 20)	121,048	100,530
Regulatory charges (Note 21)	30,945	61,504
Loans and financing (Note 18)	1,198,015	864,573
Debentures (Note 19)	273,492	257,502
Accrued liabilities	29,490	25,935
Deferred gain variations — Parcel A (CVA) (Note 10)	262,764	148,536
Derivative contracts (Note 33)	39,928	43,056
Other (Note 23)	285,565	167,230

	4,139,282	3,048,155

LONG -TERM LIABILITIES
Suppliers (Note 16)	201,982	229,874
Loans and financing (Note 18)	1,807,465	2,144,341
Debentures (Note 19)	1,556,599	1,640,705
Post-retirement benefit obligation (Note 20)	793,343	798,903
Taxes and social contribution payable (Note 17)	31,110	86,503
Reserve for contingencies (Note 22)	376,510	304,036
Deferred gain variations — Parcel A (CVA) (Note 10)	11,976	47,209
Derivative contracts ( Note 33)	29,635	44,696
Other (Note 23)	107,492	154,140

	4,916,112	5,450,407

MINORITY INTEREST	—	137,018
SHAREHOLDERS’ EQUITY (Note 24)
Common stock (without par value, 2005 - 5,479,756,730 shares authorized, 479,756,730 shares issued and outstanding; 2004 - 5,451,628,769 shares authorized, 451,628,769 shares issued and outstanding)	4,734,790	4,082,036
Treasury shares	(8)	—
Profit reserves	61,266	13,946
Accumulated deficit	—	(74,871)

	4,796,048	4,021,111

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,851,442	12,656,691

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2005	2004	2003
		As restated - Note 38
OPERATING REVENUES (Note 25)
Electricity sales to final consumers	9,841,134	8,869,117	7,649,184
Electricity sales to wholesaler	460,129	310,314	275,247
Other revenues	605,795	369,239	157,275

	10,907,058	9,548,670	8,081,706
DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(41,029)	(44,685)	(47,288)
ICMS (state VAT)	(1,911,382)	(1,638,706)	(1,383,737)
COFINS/PIS (taxes on revenue)	(985,681)	(768,390)	(324,428)
ISS (service tax)	(901)	(734)	(856)
Emergency charges (ECE/EAEE)	(229,153)	(359,902)	(268,328)

	(3,168,146)	(2,812,417)	(2,024,637)

NET OPERATING REVENUES	7,738,912	6,736,253	6,057,069
OPERATING COSTS
Electricity purchased for resale (Note 26)	(3,174,765)	(3,125,752)	(3,020,175)
Electricity network usage charges (Note 26)	(757,186)	(678,558)	(445,539)
Personnel	(199,669)	(189,592)	(169,147)
Post-retirement benefit obligation	(90,362)	(148,429)	(84,046)
Materials	(33,990)	(31,984)	(22,379)
Outside services	(98,030)	(87,640)	(83,997)
Depreciation and amortization	(273,154)	(251,161)	(256,236)
Fuel usage account (CCC)	(392,454)	(251,403)	(261,269)
Energy development account (CDE)	(272,842)	(184,626)	(77,963)
Services rendered to third parties	(11,899)	(8,759)	(5,002)
Other	(12,029)	(8,532)	(9,762)

	(5,316,380)	(4,966,436)	(4,435,515)
OPERATING EXPENSES (Note 27)
Sales and marketing	(212,278)	(195,329)	(148,408)
General and administrative	(266,927)	(268,233)	(279,219)
Amortization of goodwill	(125,709)	(110,385)	(531,993)
Other	(175,018)	(55,858)	(40,588)

	(779,932)	(629,805)	(1,000,208)

OPERATING INCOME	1,642,600	1,140,012	621,346
(Continued)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$, except for share and per share amounts)
Continuation

	2005	2004	2003
		As restated – Note 38
FINANCIAL INCOME (EXPENSE) (Note 28)
Financial income	604,341	438,218	583,864
Financial expense	(816,040)	(1,005,719)	(1,404,947)

	(211,699)	(567,501)	(821,083)
NONOPERATING INCOME (EXPENSE) (Note 29)
Nonoperating income	10,508	14,935	53,943
Nonoperating expense	(10,868)	(19,350)	(10,091)

	(360)	(4,415)	43,852

INCOME (LOSS) BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	1,430,541	568,096	(155,885)

Social contribution tax	(92,372)	(57,395)	(20,113)

Current tax	(101,787)	(68,562)	(28,959)
Deferred tax	9,415	11,167	8,846

Income tax	(243,961)	(186,933)	(84,084)

Current tax	(287,008)	(220,018)	(114,837)
Deferred tax	43,047	33,085	30,753
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	1,094,208	323,768	(260,082)
Extraordinary item, net of taxes of R$ 16,729 for 2005 and R$17,337 for 2004 and 2003 per year	(32,559)	(33,655)	(33,655)
Minority interest	(40,371)	(21,596)	(1,698)

NET INCOME (LOSS)	1,021,278	268,517	(295,435)

NUMBER OF SHARES OUTSTANDING AT YEAR END	479,756,730	451,628,769	4,118,697,977

NET INCOME (LOSS) PER SHARES	2.129	0.595	(0.072)

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$)

					Total	Changes in the number of
	Capital	Profit	Treasury	Accumulated	shareholders’	Treasury	Common	Total
	stock	reserves	shares	deficit	equity	shares	shares	shares
Balance as of December 31, 2002 (As restated – Note 38)	3,390,998	—	—	(1,312,645)	2,078,353	—	3,390,998,447	3,390,998,447

Capital increase	1,550,000	—	—	—	1,550,000	—	727,699,530	727,699,530
Net loss (As restated – Note 38)	—	—	—	(295,435)	(295,435)	—	—	—

Balance as of December 31, 2003 (As restated – Note 38)	4,940,998	—	—	(1,608,080)	3,332,918	—	4,118,697,977	4,118,697,977

Absorption of accrued loss	(1,543,611)	—	—	1,543,611	—	—	—	—
Reverse stock split	—	—	—	—	—	—	(3,706,828,181)	(3,706,828,181)

Capital increase	684,649	—	—	—	684,649	—	39,758,973	39,758,973
Net income (As restated – Note 38)	—	—	—	268,517	268,517	—	—	—
Allocation of income:
- Statutory reserve	—	13,946	—	(13,946)	—	—	—	—
- Interim dividend	—	—	—	(124,826)	(124,826)	—	—	—
- Dividend proposed	—	—	—	(140,147)	(140,147)	—	—	—

Balance as of December 31, 2004 (As restated – Note 38)	4,082,036	13,946	—	(74,871)	4,021,111	—	451,628,769	451,628,769

Capital increase	652,754	—	—	—	652,754	—	28,127,961	28,127,961
Treasury shares	—	—	(8)	—	(8)	817	(817)	—
Net income	—	—	—	1,021,278	1,021,278	—	—	—
Allocation of income:
- Statutory reserve	—	47,320	—	(47,320)	—	—	—	—
- Interim dividend	—	—	—	(323,677)	(323,677)	—	—	—
- Interim interest on shareholders’ equity	—	—	—	(76,920)	(76,920)	—	—	—

- Dividend proposed	—	—	—	(389,195)	(389,195)	—	—	—

- Interest on shareholders’ equity	—	—	—	(109,295)	(109,295)	—	—	—

Balance as of December 31, 2005	4,734,790	61,266	(8)	—	4,796,048	817	479,755,913	479,756,730

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$)

	2005	2004	2003
		As restated - Note 38
SOURCES OF FUNDS
From operations:
Net income (loss)	1,021,278	268,517	(295,435)
Items not affecting working capital:
Provision for losses on the realization of extraordinary tariff adjustment	91,805	32,250	—
Extraordinary tariff adjustment — monetary restatement	(243,800)	(112,876)	(161,145)
PIS/COFINS — Regulatory asset	(38,729)	(44,813)	—
Amortization of goodwill and depreciation of property, plant and equipment	427,958	387,711	811,428
Long-term monetary and exchange variations	(89,148)	64,671	234,607
Losses on changes in participation in subsidiaries	840	(3,185)	(39,537)
Gains (losses) on disposal of property, plant and equipment	(684)	5,135	(6,817)
Provision of long-term tax credits	(84,685)	(56,364)	(25,875)
Pension plan costs	124,853	190,481	110,767
Reserve for contingencies	74,494	44,747	83,493
Minority interest	40,371	21,596	1,698
Financial compensation — Tariff increase	(28,441)	69,744	—
Unrealized losses on derivative instruments	(15,061)	38,360	—
Research and Development and Energy Efficiency Programs	24,578	28,264	20,474
Other	6,004	21,630	12,138

Total from operations	1,311,633	955,868	745,796

From shareholders:
Capital contributions — in cash	—	684,649	1,200,000

Capital contributions – Subscription Bonus (Note 24)	17,258	—	—

	17,258	684,649	1,200,000
From third parties:
Long-term financing and debentures	544,028	1,278,274	1,413,000
Transfer from noncurrent to current assets	356,150	457,727	372,524
Intercompany loans	—	—	6,933
Transfer of short-term liabilities to long-term liabilities	5,936	6,803	100,500
Special obligations	23,371	31,798	48,440
Impact in working capital due to sale of permanent investment	—	—	28,920
Sale of permanent assets	18,261	9,918	238,699
Transfers from noncurrent to current CVA	162,625	261,990	—
Sale of equity interest	1,225	—	—
Other	352	5,036	39,721

	1,111,948	2,051,546	2,248,737

Total sources	2,440,839	3,692,063	4,194,533

USES OF FUNDS
Purchase of interest in subsidiaries	6,829	—	—
Increase in property, plant and equipment	626,537	605,716	564,382
Transfer from long-term to current liabilities	1,135,464	1,528,238	1,092,854
Dividends and shareholders’ equity	917,985	289,651	—
Redemption of debentures	—	721,990	178,010
Transfer from current to noncurrent assets — CVA	—	14,662	298,178
Transfer from current to noncurrent assets	83,889	78,694	51,483
Additions to deferred charges	7,102	21,205	42,154
Financial Investments	105,254	—	—
Other	101,280	65,736	53,838

	2,984,340	3,325,892	2,280,899

INCREASE (DECREASE) IN WORKING CAPITAL	(543,501)	366,171	1,913,634

(Continued)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais - R$)
(Continuation)

	2005	2004	2003
		As restated – Note 38
REPRESENTED BY
Current assets:
At beginning of year	3,222,665	2,375,678	2,818,773
At year and	3,770,291	3,222,665	2,375,678

	(547,626)	(846,987)	443,095

Current liabilities:
At beginning of year	3,048,155	2,567,339	4,924,068
At year and	4,139,282	3,048,155	2,567,339

	(1,091,127)	(480,816)	2,356,729

INCREASE (DECREASE) IN WORKING CAPITAL	(543,501)	366,171	1,913,634

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)
1.	THE COMPANY AND ITS OPERATIONS

The Company

CPFL Energia S.A. (“CPFL Energia”) is a public corporation organized under the laws of Brazil that was formed to invest in companies engaged in the generation, distribution and sale of electric energy. CPFL Energia was incorporated in 1998 as an investment between VBC Energia S.A. (“VBC”), 521 Participações S.A. (“521”) and Bonaire Participações S.A. (“Bonaire”) (collectively, the “Investors”) for the purpose of consolidating their interests in electricity distribution, generation and commercialization companies in Brazil. As of December 31, 2005, CPFL Energia had three directly owned operating subsidiaries, Companhia Paulista de Força e Luz (“CPFL Paulista”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”).

The Company has direct and indirect interests in the following subsidiaries (information about the concession area, number of consumers, energy production capacity and correlated data is unaudited):

Distribution activities

CPFL Paulista

CPFL Paulista is a Brazilian public company and has a concession for the distribution of electric energy in designated regions of Brazil through 2027. This concession may be extended for an additional 30 years. CPFL Paulista serves approximately 3.2 million consumers as of December 31, 2005. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto.

Rio Grande Energia S.A. (“RGE”) (jointly-controlled)

RGE is also a Brazilian public company that has a concession to provide public energy services, operating principally in the distribution of energy to approximately 1.1 million consumers as of December 31, 2005 in the northern and northeastern regions of the state of Rio Grande do Sul. RGE has a concession of 30 years, through 2027, renewable for an additional period of 30 years. The shareholders’ agreement governing RGE gives significant veto rights to the minority shareholder and consequently, RGE is accounted for using proportionate consolidation.

Companhia Piratininga de Força e Luz (“CPFL Piratininga”)

CPFL Piratininga is a Brazilian public company concessionaire of electric energy public services, principally engaged in the distribution of electricity to approximately 1.3 million consumers as of December 31, 2005 in the Baixada Santista, Sorocaba, Jundiaí, Indaiatuba, Salto and Itu regions of the state of São Paulo. CPFL Piratininga has a concession for electric energy distribution services through 2028, renewable for an additional period of 30 years.

Generation activities

CPFL Geração

CPFL Geração, a Brazilian public holding company of the electric generation activities of the Company, was formed on July 19, 2000 and as from 2003, it began operating as a holding company of the interests in energy generating ventures. CPFL Geração holds interests in the following operating companies:

CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”)

CPFL Centrais Elétricas, a Brazilian private corporation, owns 19 small hydroelectric power plants and one thermoelectric plant, all with 155 MW of total installed annual generation capacity and located in the state of São Paulo. CPFL Centrais Elétricas has a concession for electric energy generation through 2027, which can be extended for an additional 30 years.

SEMESA S.A. (“Semesa”)

Semesa, a Brazilian private corporation, owns part of the assets of Serra da Mesa power plant, located on the Tocantins River, municipality of Minaçu in the state of Goiás. The Serra da Mesa plant has installed annual generation capacity of 1,275 MW. The energy produced is sold to Furnas Centrais Elétricas S.A. (“Furnas”) pursuant to a lease agreement. In addition, SEMESA holds the concession, together with the corresponding assets linked to the Ponte do Silva Hydropower Plant, located on the São Luiz River, state of Minas Gerais, granted in October 1989 for a 30-year period.

CPFL Sul Centrais Elétricas Ltda (“CPFL Sul Centrais Elétricas”)

CPFL Sul Centrais Elétricas is a Brazilian limited liability company, incorporated for the purpose of acquiring the PCHs Guaporé, Andorinhas, Pirapó and Saltinho plants, all owned by RGE. The purchase was approved by ANEEL and took place in 2005. As of December 31, 2005, the total power of the four small hydroelectric power plants — PCHs was 2.7 MW with average assured energy of 9.6 GWh. In March 22, 2006, through Ordinance n. 03, 04, 05 e 06, MME reavaluated the PCHs assured energy increasing it to 21.3 GWh per year.

Development Stage Companies

CPFL Geração holds interests in new generating ventures, which are expected to be completed by 2010, increasing its installed capacity, proportionally to its equity interest, to 1,993 MW, consolidating itself as one of the largest private generators in Brazil. These projects are:
•	CERAN — Companhia Energética Rio das Antas (“CERAN”) (jointly-controlled) – CERAN is engaged in the implementation and the operation of hydroelectric resources of the Monte Claro, Castro Alves and 14 de Julho power plants.Total installed capacity of these power plants will be 360 MW. The Monte Claro power plant began operating in December 2004, and the Castro Alves plant will begin in 2007, and 14 de Julho plant in 2008.

•	Campos Novos Energia S.A. (“ENERCAN”) (jointly-controlled) – ENERCAN is engaged in the construction and operation of hydroelectric resources of the Campos Novos power plant. The installed capacity is expected to be 880 MW. The power plant will begin operating in second half of 2006.

•	BAESA — Energética Barra Grande S.A. (“BAESA”) (jointly-controlled) — BAESA is engaged in the construction and operation of hydroelectric resources of the Barra Grande power plant. The installed capacity is expected to be 690 MW. The first power plant began operating in November 2005, with a capacity of 230 MW, while the second and third units began operating in February and May of 2006, respectively, each with an installed capacity of 230 MW.

•	Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (jointly-controlled) — Foz do Chapecó is a closely-held company formed to hold an interest in the Foz do Chapecó Energy Consortium, which is engaged in the construction and operation of hydroelectric resources of the Foz do Chapecó power plant. The installed capacity is expected to be 855 MW. The construction work will start in the 4th quarter of 2006, with commercial startup in 2010.

Commercialization activities

CPFL Brasil

CPFL Brasil is a Brazilian private corporation, whose total capital was subscribed by the Company on August 13, 2002. The corporate purpose of CPFL Brasil is to sell energy, provide associated services, linked with the sale of energy, strategic, institutional and financial advisory services for purchasers and sellers of electric energy and for other organizations operating in the national and international energy sector. CPFL Brasil is authorized to act as an electric power retail agent in the Electric Energy Trading Chamber (“CCEE”).

Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“Clion”)

Clion is a Brazilian limited liability company, incorporated in 2001, the corporate purpose is to sell energy and provide services in the energy field. It is authorized under ANEEL Resolution n.º 498, of September 4, 2002, to act as a retail agent for electric power in the CCEE.

Sul Geradora Participações S.A. (“Sul Geradora”)

Sul Geradora Participações S.A. (“Sul Geradora”), is a Brazilian private corporation, incorporated in 2000 with the main purpose of participating in the capital of other companies as a shareholder, quotaholder or any other form of participation.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are presented in thousands of Brazilian reais (R$) and were prepared in accordance with accounting practices adopted in Brazil, which include accounting practices established by Brazilian corporate law and regulations issued by ANEEL and the Brazilian Securities Commission (“CVM”) (herein after referred to as “Brazilian Accounting Principles”). Brazilian Accounting Principles provided for a simplified methodology for accounting for the effects of inflation until December 31, 1995. Consequently, permanent assets (property, plant and equipment, investments and deferred charges), special obligations and shareholders’ equity accounts have been monetarily restated for inflation up to December 31, 1995, using indices mandated by the Federal Government.

The accompanying financial statements have been adjusted from the statutory financial statements originally published in Brazil to eliminate the effects of deferral of exchange losses arising from the monetary restatement of amounts in Brazilian reais of obligations and receivables denominated in foreign currency that occurred in 2001. The deferral of exchange losses is not accepted under Brazilian Accounting Principles, which require that such losses be charged to income when incurred, but was recorded by CPFL Paulista and RGE in their local books, as allowed by CVM Resolution No. 404 of September 27, 2001. The deferred amount was amortized on the straight-line basis in local books, limited to the maturity dates of contracts or by a period of four years up to 2004. These financial statements are not intended to replace the financial statements of the Company and its subsidiaries for statutory and regulatory purposes.

The report issued by independent registered public accounting firm related to the Company’s statutory financial statements as of and for the year ended December 31, 2003 filed publicly in Brazil included a qualification regarding the deferral of exchange losses.

Subsequent to the issuance of the Company’s 2004 financial statements, the Company’s management determined that the transactions related to Research and Development and Energy Efficiency Program were not properly recorded. As a result, the Company restated its accompanying financial statements to reflect ANEEL Resolution 176, of November 28, 2005, and the provisions of the Brazilian Institute of Independent Auditors (“IBRACON”) Technical Interpretation n. 03/06, of January 23, 2006, which clarified the guidelines to account for the transactions related to Research and Development and Energy Efficiency Programs. Because of this clarification, the Company recorded a liability related to the funds already collected from its consumers and recorded as Revenue but not expended on the Programs. The Company have not disbursed such funds due to the time required by preparing the corresponding projects, which are subject to ANEEL’s approval. Since this issue was considered a correction of a prior period error, the Company recorded such liability against Retained Earnings in its statutory financial statements as of and for the year ended December 31, 2005, as prior year adjustments, for the effects attributable to periods prior to

December 31, 2004. However, following the Securities and Exchange Commission — SEC guidelines related to correction of prior period errors, this issue required the restatement of the Company’s financial statements as of and for the years ended on December 31, 2004, 2003 and 2002, in order to allocate such adjustment in the corresponding year, on an accrual basis (see Note 38 for further details).

The following table presents the reconciliation between shareholders’ equity as of December 31, 2005 and 2004 and net income for the years ended on December 31, 2005, 2004 and 2003, as included in the financial statements for statutory and regulatory purposes and as presented in these restated financial statements. The adjustments presented below related to: (i) deferred foreign exchange loss that have not been recorded in the Company’s statutory books and, (ii) adjustment related to the Energy Efficiency Program and Research and Development that have been recorded in the Company’s statutory books as prior year adjustment, as mentioned above.

	Shareholders’ equity
	December 31, 2005	December 31, 2004
As presented in the financial statements for regulatory and statutory purposes	4,796,048	4,095,982
(i) Reversal of amortization of deferred foreign exchange loss	—	—
(ii) Energy Efficiency Program and Research and Development	—	(74,871)

As presented in these financial statements	4,796,048	4,021,111

	Net Income (loss) for the year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
As presented in the financial statements for regulatory and statutory purposes	1,021,278	278,919	(297,392)
(i) Reversal of amortization of deferred foreign exchange loss	—	8,253	15,470
(ii) Energy Efficiency Program and Research and Development	—	(18,655)	(13,513)

As presented in these financial statements	1,021,278	268,517	(295,435)

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, prepared in accordance with Brazilian Accounting Principles. In addition to the adjustments described above, the Company made certain reclassifications, modifications and changes in terminology in order to conform more closely to reporting practices prevailing in the United States of America.
Use of Estimates
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
The Company’s subsidiaries, by line of business, are as follows:

		2005		2004
	Consolidation	Equity Interest - %		Equity Interest - %
Subsidiary	Method	Direct	Indirect (*)	Direct	Indirect (*)
Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	—	94.94	—
Companhia Piratininga de Força e Luz	Full	—	100.00	—	97.41
Rio Grande Energia S.A.	Proportionate	—	67.07	—	67.07

Energy Generation
CPFL Geração de Energia S.A.	Full	100.00	—	97.01	—
CPFL Centrais Elétricas S.A.	Full	—	100.00	—	100.00
SEMESA S.A.	Full	—	100.00	—	100.00
CPFL Sul Centrais Elétricas Ltda	Full	—	100.00	—	—
Companhia Energética Rio das Antas	Proportionate	—	65.00	—	65.00
Foz do Chapecó Energia S.A.	Proportionate	—	66.67	—	66.67
Campos Novos Energia S.A.	Proportionate	—	48.72	—	48.72
BAESA — Energética Barra Grande S.A.	Proportionate	—	25.01	—	25.01

Energy Commercialization
CPFL Comercialização Brasil S.A.	Full	100.00	—	100.00	—
Clion Assessoria e Comercialização de Energia Elétrica Ltda	Full	—	100.00	—	—
Sul Geradora Participações S.A.	Proportionate	—	67.23	—	—

(*)	Refer to the interests held by direct subsidiaries.
Revenue Recognition
Electricity distribution revenue are recognized based on tariffs that are regulated by ANEEL, when the electricity is provided (see Note 3 for additional information on the regulatory environment in Brazil). Unbilled revenue from the billing cycle up to the end of each month is estimated based on the prior month’s billing and is accrued at the end of the month. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenue from the sale of electricity generation is recorded based on assured energy provided at rates specified under contract terms or prevailing market rates.
No single customer accounted for 10% or more of the Company’s revenues for any of the three years period ended December 31, 2005.
Cash and cash equivalents
The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit and liquid investments with original maturities of three months or less to be cash and cash equivalents. Interest earned is accrued to the balance sheet date.
Financial Investments
Financial Investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or market value. Short-term financial investments represent debt security trading investments with maturities of over three months.

Accounts Receivable
Accounts receivable includes both billed and unbilled supply of electricity to final consumers and to other concessionaires, as determined from information provided by CCEE. Also includes amounts related to the regulatory assets of different kinds, recorded on the accrual basis.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is calculated based on an analysis of the Company’s receivables from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (such as public sector entities) that are over 360 days past due. An allowance is also recorded based on an analysis of the balances of the larger customers considered doubtful of collection and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.
Materials and Supplies
The materials and supplies, classified under current assets, and those intended for construction, classified in property, plant and equipment, are recorded at average acquisition cost.
Property, plant and equipment
Property, plant and equipment are stated at acquisition or construction cost, as applicable, updated to reflect price-level changes related to inflation through December 31, 1995, and are depreciated at annual rates that range from 2% to 20%, in accordance with the nature of the asset.
The interest, other financial charges and inflationary effects related to financing obtained from third parties, invested in fixed assets in progress, are capitalized. As established by specific legislation for Electric Energy Public Service, the interest computed on equity that financed the fixed assets was capitalized up to March of 2000. Additionally, up to March of 2002, the Company capitalized administrative expenses under fixed assets in progress by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets, and as from 2005, administrative expenses are being capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. The Company decided to recommence capitalization of administrative expenses after technical studies to apportion these expenses.
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
Goodwill
Goodwill recorded on the acquisition of subsidiaries represents the difference between the purchase price paid and the book value of the Company acquired. Beginning January 2004, the goodwill is amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL. Previously, the goodwill was amortized over a 10-year period under the straight-line method.
Monetary Restatement of Assets and Liabilities Indexed to Inflation
Assets and liabilities that are indexed to inflation or exchange rate variations by contract or due to legal provisions are updated to the balance sheet date.
Income and Social Contribution Taxes
Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. The Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed 10 years. The subsidiaries CPFL Paulista and CPFL Piratininga also recorded tax credits referring to the benefit of the goodwill merged by the subsidiaries, which are being amortized in proportion to the projected net income for the remaining period of the concession contract of each investee. For the year 2005, annual rates of 4.997631% and 5.777282%, respectively, were used for the subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga. These rates were determined in a projection approved by ANEEL in 2004 and are subject to periodic review.
Pension Benefits
The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations (Fundação CESP and Fundação CEEE de Seguridade Social) to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the Company’s employees.
On December 13, 2000, the CVM enacted Resolution No. 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting for Employees’ Benefit Plans and establishing new accounting practices for computing, recording and disclosing the effects of employee benefit plans in Brazil. CVM Resolution Nº 371/2000 requires that companies record pension and post-retirement benefits on an accrual basis. In accordance with CVM Resolution Nº 371/2000, the Company elected to record the actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method and amortized the effect over five years, beginning January 2002.
Reserve for Contingencies
A reserve for contingencies is recognized by the Company’s management based on their assessment evaluating the risks involved in legal suits where loss is considered probable and quantified based on economic grounds, as assessed by management and the legal advisers in legal opinions on the existing cases and other contingency-related facts known on the balance sheet dates.
Derivatives Contracts
The Company enters into swap derivative contracts to manage its exposure to market risk associated with changes in interest and foreign currency rates. The Company accounts for derivative contracts on an accrual basis. For all periods presented, the Company did not enter into derivative contracts that qualify for hedge accounting.
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

3.	REGULATORY ASSETS AND LIABILITIES
A summary of the regulatory assets and liabilities recorded at the subsidiaries is as follows:

	Current		Noncurrent
	2005	2004	2005	2004
Accounts Receivable (Note 6)
RTE — Extraordinary Tariff Adjustment (a)	259,988	258,830	157,024	340,881
Tariff Review and Tariff Adjustment (b)	46,567	2,360	33,100	—
Free Energy (a)	102,953	101,737	181,848	189,391
PIS and COFINS – Generators Pass-Through (b)	11,534	—	—	—
Deferred Costs Variations (Note 10)
Parcel “A” (a)	—	—	486,626	408,757
CVA (c)	486,384	463,928	23,651	171,475
Prepaid Expenses (Note 11)
PIS and COFINS – Change in legislation (d)	24,380	—	17,094	46,483
Surplus Energy (f)	27,003	—	17,209	—
Other Assets- (Note 13)
PERCEE rationing program implementation cost (a)	172	3,627	—	—
Low Income Consumers’ Subsidy — Losses (e)	47,183	43,995	—	—
Suppliers (Note 16)
Free Energy (a)	(90,218)	(91,838)	(201,982)	(229,874)
PIS and COFINS – Generators Pass-Through (b)	(11,456)	—	—	—
Deferred Gains Variations (Note 10)
Parcel “A” (a)	—	—	(10,720)	(9,004)
CVA (c)	(262,764)	(148,536)	(1,256)	(38,205)
Other Liabilities — (Note 23)
Tariff Review (b)	(103,182)	—	—	(71,113)
Low Income Consumers’ Subsidy — Gains (e)	(5,400)	(5,175)	—	—

Total	533,144	628,928	702,594	808,791

a)	Rationing

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption (”Energy Rationing Program”), which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the “Overall Agreement for the Electric Energy Sector”, which introduced an Extraordinary Tariff Adjustment of 2.9% on electric power supply tariffs to rural, public lighting and residential consumers (except those considered to be “low income consumers”) and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electricity sector with the rationing program.

This adjustment is being used to compensate the following regulatory assets recorded:
•	Extraordinary Tariff Adjustment (RTE) – Corresponds the loss of revenue incurred during the rationing period. This asset was determined from a comparison between the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002, and projected revenue for this period not considering the occurrence of the Energy Rationing Program. This asset is amortized by the revenue derived from the extraordinary tariff adjustment, net of the Energy from Independent Suppliers parcel passed on to the generators. In December 2005, the Company updated the RTE in accordance with the instructions of Official letter nº 2,212/ANEEL of December 20, 2005, complemented by Official Circular nº 74/ANEEL, of January 23, 2006, which established that the Selic rate (measure at simple rate) should be levied on the amount financed by the National Bank for Economic and Social Development — (“BNDES”), corresponding to 90% of the amounts approved by ANEEL, capitalized monthly plus 1% p.a., and on the 10% not financed, only at the Selic rate published by the Brazilian Central Bank (“BACEN”). This procedure result in a financial income of R$ 56,020.

Considering that there is a period to recover the RTE established by ANEEL, the Company, recorded an additional provision for losses on the realization of this asset in the amount of R$ 84,902, set against the “Other Operating Expenses” account for which an amount of

R$ 32,250 was recorded in 2004. The addition to the provision was largely due to the monetary restatement procedure mentioned above. This provision was made based on income projections prepared periodically, considering market growth, expected inflation, interest and regulatory aspects. Since this projection is subject to changes, and the actual results may differ from the assumptions adopted, the Company will periodically review these projections and the recorded provision.

•	Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by independent producers and self-producers of energy who recorded an asset to be reimbursed by the consumer through the distributors. The distribution utilities collect the funds from consumers through the extraordinary tariff adjustment and pass them on to the generators. Accordingly, an asset and liability were recorded. These amounts are updated in accordance with the directives of Official letter nº 2,212/ANEEL. Accordingly the value of the free energy of the generators, referring to the amount financed by the BNDES, was monetarily restated by applying the Selic rate (measure at simple rate) capitalized monthly plus 1% p.a., while only the Selic rate published by BACEN was applied to the amount not covered by this financing. This procedure result in a financial income in the amount of R$ 6,092.

In 2004, ANEEL corrected the Free Energy amounts of the indirect subsidiary CPFL Piratininga. As a result, the necessary adjustments were recorded in 2004 to reflect the final amounts approved by ANEEL (which represented an increase of R$ 67,536 (Normative Resolution Nº 01/04 see table below) to the amount originally recorded as described in Note 25 and 26).

ANEEL established that percentages of 24.9757% and 33.8332%, respectively, of the total extraordinary tariff adjustment collected monthly by CPFL Paulista and CPFL Piratininga, is passed on to the generators. Of the total amount collected by the distributors, a percentage of 0.2788% is passed on to CPFL Geração for recovery of free energy.

The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the energy rationing program, relating to its share of the Itaipu energy. Accordingly, in 2005, the subsidiary RGE and CPFL Geração established a provision of R$ 6,904 for losses on the realization of Free Energy, recorded in the account “Other Operating Expenses” (Note 27).

As a result of judicial orders, CPFL Paulista and CPFL Piratininga are prevented from making the Free Energy transfer of amounts due to certain generators that are challenging the spot market rules in the courts. Accordingly, amounts collected are higher than the amounts passed to generators up to December 31, 2005.

•	Parcel “A” – Corresponds to the variation in unmanageable costs, defined as Parcel “A” in the concession contracts, between January 1 and October 25, 2001. These amounts are monetarily restated based on the variation in the SELIC rate.
The periods established for realizing the regulatory assets related to RTE and Free Energy in the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months, respectively, beginning January 1, 2002. After this period, offsetting of Parcel “A” will commence, using a mechanism similar to that of the Extraordinary Tariff Adjustment, except for the recovery period, which has not yet been defined by ANEEL.

The state value-added tax (“ICMS”) levied on RTE, corresponding to revenues to be billed, is payable when the increase in rates is billed. Accordingly, CPFL Paulista and CPFL Piratininga collect such tax for the state authorities and passing it to final consumers when the amounts are actually billed.

The changes related to RTE, Free Energy and Parcel “A” balances, from their approval through December 31, 2005, are stated below:

		Free Energy (2)		Parcel “A”
	RTE (1)	Asset	Liability	Net (3)
Description	Accumulated	Accumulated	Accumulated	Accumulated
Ratified Amount	884,531	355,333	338,306	263,314
Accumulated Monetary Restatement up to 12/31/2005	600,823	205,711	196,044	267,718

Provision for Losses	(117,152)	(6,904)	—	—
Amount Amortized up to 12/31/2005	(951,190)	(269,339)	(242,150)	(55,126)

Balances to be Amortized at 12/31/2005	417,012	284,801	292,200	475,906

(1)	ANEEL Resolutions nº 480/02, 481/02 and 01/04.

(2)	ANEEL Resolutions nº 483/02 and 01/04.

(3)	ANEEL Resolutions nº 482/02 and 01/04.
The changes of the principal regulatory assets and liabilities is presented in the following table:

				Noncurrent
				CVA
		Free Energy	Free Energy	Parcel “A”
Description	RTE	Asset	Liability	(Net)
Balances as of December 31, 2003	760,646	267,662	270,577	367,318
Monetary Restatement	112,952	58,800	57,722	57,447
Taxes Levied on Free Energy	—	(10,337)	(9,644)	—
Free Energy — Normative Resolution nº 01/04	—	67,536	67,536	—
Provision for Losses	(32,250)	—	—	—
Realization/Payment	(241,637)	(92,533)	(64,479)	(25,012)

Balances as of December 31, 2004	599,711	291,128	321,712	399,753
Monetary Restatement	160,346	101,387	94,085	76,153
Provision for Losses	(84,902)	(6,904)	—	—
Realization/Payment	(258,143)	(100,810)	(123,597)	—

Balances as of December 31, 2005	417,012	284,801	292,200	475,906

•	PERCEE – CPFL Paulista and CPFL Piratininga incurred in expenses on the implementation of the rationing program that are being recovered through the tariff increase. These expenses, called “PERCEE – Emergency Program to Reduce the Consumption of Electric Energy” are recorded in Assets under the caption “Other” (Note 13).
b)	Periodic Tariff Review and Annual Tariff Adjustment:

CPFL Paulista
•	Tariff Review of 2003

In April 2005, ANEEL ratified the final result of the first periodic tariff review of April 2003 (previously on a provisional basis, at a percentage of 21.10%) for the subsidiary CPFL Paulista and established that the electricity supply tariffs should be fixed at 20.29%. It also established the Xe factor (reflecting the productivity gains) at 1.1352% to be applied as a reducer of the “Parcel B” manageable costs for subsequent annual tariff adjustments until the next periodic review in 2008.

With the approval of the regulatory remuneration basis and the reintegration quota pursuant to the terms of Resolution nº 493, of September 3, 2002, the subsidiary CPFL Paulista

Electricity Sales to Final Consumers, amounting to R$ 48,888 (Note 25). These amounts are being deducted from the Annual Tariff Adjustments in force as from April 8, 2005 as ratified by ANEEL. The amount of R$ 32,581 was deducted and amortized in the same accounts up to December 31, 2005.

Additionally, the subsidiary CPFL Paulista recognized an asset of R$ 33,100 (Note 6), recorded as long-term, increasing Revenue from Electricity Sales to Final Consumers by R$ 28,442 (Note 25), with reference to the main parcel, and increasing financial income by R$ 4,658 (Note 28) relating to adjusted by the IGP-M. This asset arises from the difference noted in the ratification of the tariff as a result of the review of the regulatory annual depreciation rate of 4.64%, used by ANEEL to calculate the reintegration quota and the annual percentage of 4.85%, calculated by the subsidiary CPFL Paulista based on information provided to the granting authority.

The ANEEL Economic and Financial Inspection Office carried out a specific inspection confirming the correctness of the percentage of 4.85%. CPFL Paulista is currently awaiting final approval by the ANEEL Board of Directors, with a favorable recommendation from the Superintendant of the Economic and Financial Inspectorate. In view of this situation, the subsidiary CPFL Paulista does not consider that there is any risk concerning the realization of this asset.

•	Tariff Adjustment of 2005

Through Resolution nº 81, of April 6, 2005, ANEEL established the Annual Tariff Adjustment for the subsidiary CPFL Paulista at an average percentage of 17.74%, in force for tariffs as from April 8, 2005, composed as follows: (i) 10.58% due to the Annual Tariff Adjustment, and (ii) 7.16% due to the tariff components that are not included in the annual adjustment, specifically, the CVA of the current year and 50% of the CVA amounts for the period April 2002 to March 2003, as established by Interministerial Ordinance nº 116, of April 4, 2003.

In accordance with the Addendum to the Concession Contract signed on March 14, 2005, PIS and COFINS expenses actually incurred by the Concessionaire were included in the electricity supply billed as from July 1, 2005, and are accordingly not included in the tariff mentioned above.

Also, in view of the bases for the tariff established, the subsidiary CPFL Paulista recognized an amount of R$ 16,875 in current assets (Note 6), referring to reimbursement of the following costs:
✓	Assets Appraisal Report in the amount of R$ 1,350, set against operating expense (Note 27), with a total amount of R$ 900 amortized in the year;

✓	PIS and COFINS amounting to R$ 13,002, levied on the financial effects of the adjustment of April 2004, mainly on the amortization of the CVA billed in 2004. This was set against Deduction from Operating Revenue, and a total amount of R$ 8,665 was amortized in the year; and

✓	Discount conceded on the Network Usage Charge – TUSD, billed in 2004, amounting to R$ 2,523. This was set against Operating Revenues (Note 25), and a total amount of R$1,682 was amortized in the year.
These amounts were recorded in the first quarter of 2005 and are being passed on in the Annual Tariff Adjustment effective as from April 8, 2005, as ratified by ANEEL.

Additionally, ANEEL, through Official Letter nº 176/2005-SRE/ANEEL, of July 12, 2005, pointed out an inconsistency in the amount of the expense with acquisition of electricity from Itaipu Binacional taken into consideration in calculation of the Annual Tariff Adjustment of April 8, 2005. This inconsistency allowed the subsidiary CPFL Paulista to recognize the right to complementary revenue of R$ 41,206, net of PIS and COFINS (R$ 45,406 including PIS and COFINS), which is being monetarily restated at the IGP-M rate and will be taken into consideration in the 2006 tariff adjustment. Up to December 31, 2005, the subsidiary CPFL Paulista recognized a revenue of R$ 33,339 on a daily pro rata basis, against an increase in financial expense of R$ 101 and a recognition of a Tariff Adjustment asset (Note 6) of R$ 33,238.

The increase of R$ 15,351 in the rate of PIS and COFINS to be passed on to generators was also taken into consideration in this tariff adjustment. The subsidiary CPFL Paulista recorded a liability (Note 16), increasing the cost of electric energy (Note 26), whereby an amount of R$ 1,279 is passed on monthly to generators as from May 2005. The subsidiary CPFL Paulista also recorded an asset of the same amount as the liability (Note 6), increasing revenue (Note 25), which is being amortized in accordance with billing to consumers. Up to December 31, 2005 the subsidiary CPFL Paulista had amortized R$ 10,230.

The amounts mentioned in the above paragraphs referring to PIS and COFINS passed on in the tariffs are not final, as the criteria for inclusion of these taxes in the tariffs was the subject of specific discussion in the Public Hearing of July 20, 2005 (ANEEL Call Notice nº 014/2005) and will be subject to final regulation after completion of the work of the above-mentioned public hearing. Any differences in the amounts passed on are to be offset in the future.
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

On October 18, 2004, ANEEL through Approving Resolution No. 245, changed the above tariff review to 10.51%, still on a provisional basis. In order to reflect the new percentage, the indirect subsidiary CPFL Piratininga made the following adjustments in the result of operations for 2004: (i) reversal of the regulatory asset referring to the differential between 18.08% and 14.68% amounting to R$ 13,798, for the accounting entries made in 2003, (ii) establishing a regulatory liability of R$ 69,744 relating to the difference between the percentage of 14.68% and the lower rate of 10.51%, and (iii) establishing a regulatory asset of R$ 2,716 (R$ 2,360 net of amortization as of December 31, 2004) in relation to TUSD.

On October 18, 2005, through Resolution nº 228, ANEEL finally ratified the first periodic tariff review of October 2003 of the indirect subsidiary CPFL Piratininga, approving the Regulatory Remuneration Base and the reintegration quota, pursuant to Resolution 493, of September 3, 2002, it also approved the operating costs based on the methodology of the hypothetical model company, and it was established that the electricity supply tariffs would be adjusted by 9.67%. This percentage took into account the effects of Art. 1 of ANEEL Resolution nº 336, of August 16, 2001, relating to the spin-off of Bandeirante Energia S.A., which determines the use of the lower of the tariff realignment indexes of the two concessionaires. As the index for Bandeirante was 9.67% and that of the indirect subsidiary CPFL Piratininga was 11.52%, the index of 9.67% prevailed.

Additionally, the final value of the “Xe” Factor was established, showing productivity gains at 0.8294%, to be applied as a reducer of “Parcel B” manageable costs for subsequent annual tariff adjustments.

Accordingly, to reflect the final percentage defined, the indirect subsidiary CPFL Piratininga increased the provision for the regulatory liability for the new percentage of 9.67%, by the amount of R$ 31,798 (Note 25), against Revenue from Electricity Sales to Final Consumers. Additionally, liabilities and monetary restatement expense of R$ 145 and amortization of R$ 16,181 were recorded in the year, resulting in a liability balance of R$ 86,875 (R$ 71,113 in 2004) (Note 23).

•	Tariff adjustment in 2005

Through Ratification Resolution nº 229, of October 18, 2005, ANEEL established the annual tariff adjustment of the indirect subsidiary CPFL Piratininga, increasing the electricity tariffs by an average percentage of 1.54%, composed as follows: 0.74% relating to the annual tariff adjustment and 0.80% relating to tariff components that are not covered by the annual adjustment. One of the main external components is the last payment of 50% of the CVA balance, calculated in the period October 2002 to September 2003, and the tariff refund resulting from the final ratification of the 2003 Tariff Review.

In accordance with the Addendum to the Concession Contract signed on September 1, 2005, PIS and COFINS expenses effectively incurred by the indirect subsidiary CPFL Piratininga were included in the electricity supply billed as from October 23, 2005, and are accordingly not included in the tariff mentioned above.

Also, in view of the bases established in the ratification of the Resolution, the indirect subsidiary CPFL Piratininga recognized an amount of R$ 8,759 in current assets (Note 6), referring to reimbursement of the following costs:
✓	Assets Appraisal Report in the amount of R$ 1,952, set against operating expense (Note 27), with a total amount of R$ 307 amortized in the year;

✓	PIS and COFINS amounting to R$ 3,233 levied on the financial effects of the adjustment of October 2004, mainly on the amortization of the CVA billed in 2004. This was set against Deduction from Operating Revenue, and a total amount of R$ 509 was amortized in the year;

✓	Discount conceded on the Network Usage Charge – TUSD, billed in 2004, amounting to R$ 1,486. This was set against Operating Revenue (Note 25), and a total amount of R$ 2,275 was amortized in the year (R$ 233 for the 2005 Tariff Adjustment and R$ 2,042 for the 2004 Tariff Adjustment), and;

✓	Refund of an amount of R$ 2,088, relating to the 2002 RGR difference, unduly deducted by ANEEL in the October 2004 tariff adjustment. This was set against Operating Revenue (Note 25), and a total amount of R$ 328 was amortized in the year.
The increase of R$ 7,607 in the rate of PIS and COFINS, to be passed on to generators, was also taken into consideration in this tariff adjustment. The indirect subsidiary CPFL Piratininga recorded a liability (Note 16), increasing the cost of electric energy (Note 26), whereby an amount of R$ 634 is being passed on monthly to generators as from November 2005. The subsidiary CPFL Piratininga also recorded an asset of the same amount as the liability (Note 6), increasing revenue (Note 25), which is being amortized in accordance with billing to consumers as from October 2005.

The amounts mentioned in the above paragraphs referring to PIS and COFINS passed on in the tariffs are not final, as the criteria for inclusion of these taxes in the tariffs were the subject of specific discussion in the Public Hearing of July 20, 2005 (ANEEL Call Notice nº 014/2005) and will be subject to final regulation after completion of the work of the above-mentioned public hearing. Any differences in the amounts passed on are to be offset in the future.
RGE
•	Tariff Adjustment of 2005

ANEEL through Ratification Resolution nº 92, of April 18, 2005, established the Annual Tariff Adjustment for the jointly-controlled RGE, increasing the electricity tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the Annual Tariff Adjustment and (ii) 7.35% due to the tariff components that are not included in the annual adjustment, specifically, the CVA of the current year and 50% of the CVA amounts for a prior period, as established by Interministerial Ordinance nº 116, of April 4, 2003.

c)	Deferred Costs and Gains Variations (“CVA”)

Refer to the compensation mechanism defined by ANEEL, for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated by the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increase adjustments. However, a parcel of these amounts is still pending approval by ANEEL.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account — CCC and (vi) payment quota to the Energy Development Account — CDE. The amounts included in the CVA are monetarily restated based on the SELIC rate.

	ASSET					LIABILITY
	December	Change in balance			December	December	Change in balance			December
	31, 2004	Deferral	Amortization	Restatement	31, 2005	31, 2004	Deferral	Amortization	Restatement	31, 2005
Detailing:
Energy Purchased	209,224	163,635	(138,438)	32,176	266,597	136,540	163,649	(75,227)	21,491	246,453
System Service Charge	266,770	31,833	(195,022)	31,275	134,856	—	—	—	—	—
Fuel Consumption Account — CCC	76,747	24,178	(68,611)	17,888	50,202	50,201	9,316	(48,044)	6,094	17,567
Energy Development Account — CDE	82,662	32,229	(69,336)	12,825	58,380	—	—	—	—	—

Total	635,403	251,875	(471,407)	94,164	510,035	186,741	172,965	(123,271)	27,585	264,020

d)	Regulatory Asset resulting from the adjustment in PIS and COFINS

Refers to the difference between the cost of the PIS and COFINS amounts calculated by applying the current legislation and those incorporated in the tariff. Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005).

The recognition and realization of the asset were recorded as “Prepaid Expenses”, set against the respective accounts under “Deductions from Operating Revenue”.

The net amount of PIS and COFINS calculated up to December 31, 2005 was R$ 41,474 (R$ 46,483 as of December 31, 2004). In view of their provisional nature, these amounts are subject to change at the time of their final ratification by the regulatory authorities.

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

The amounts calculated using this new methodology, after ratification by ANEEL, observe the following criteria for settlement:
•	For months in which losses by the concessionaire are calculated, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental Institution), via the Energy Development Account (CDE).

•	In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The changes in the balances in 2005 are as follows:

	Asset	Liability
Balances as of December 31, 2004	43,995	(5,175)
Loss (Gain) of Revenue	20,729	(2,781)
Amortization — 2005 Tariff Adjustment	—	3,381
Amounts received as approved by ANEEL	(17,541)	—
Monetary Restatement	—	(825)

Balances as of December 31, 2005	47,183	(5,400)

f)	Surplus Energy:

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and electricity market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass on to the tariffs the cost or income from excess or shortfall of electricity of the electricity distribution concessionaires, limited to 3% of the energy load requirement.

The net energy surpluses of the subsidiaries CPFL Paulista and CPFL Piratininga for 2005 were made available to CCEE for short-term sale, and are consequently liquidated at the short-term market price, which is lower than the average price defined in the IRT — Tariff Adjustment Index.

The price difference between the cost of the surplus energy and the actual sale value on the short-term market resulted in financial losses of R$ 44,212 (Note 11) for the subsidiaries CPFL Paulista and CPFL Piratininga, recorded as Prepaid Expenses set against Cost of Electric Energy (Note 26). This loss is to be passed on to final consumers in the 2006 Tariff Adjustment.
4.	CASH AND CASH EQUIVALENTS

	2005	2004
Bank deposits	219,989	242,431
Temporary cash investments	458,791	257,407

Total	678,780	499,838

Temporary cash investments represent transactions with Brazilian financial institutions, the majority of which are remunerated according to the variation of the CDI, contracted under normal market conditions and interest rates, and are available for use in the operations of the Company and its subsidiaries.

5.	FINANCIAL INVESTMENTS

On April 28, 2005, through a Private Granting of Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP — Companhia Energética de São Paulo (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years.

The Credit acquired by the Company, in the amount of R$ 127,875, is remunerated with interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2005 is R$ 130,604, of which R$ 22,923 is classified as current assets.

The current assets remaining balance refers to debt security trading investments with maturities of over 90 days that may be redeemed, subject to market value.

6.	ACCOUNTS RECEIVABLE

The balance, principally derived from electricity sales activities, is comprised as follows:

		Past-due	Past-due
		up to 90	over 90	Total
Consumer Classes	Current	days	days	2005	2004
Current
Residential	193,175	118,964	16,284	328,423	286,185
Industrial	160,573	69,233	38,323	268,129	245,470
Commercial	76,315	43,642	20,206	140,163	116,200
Rural	22,023	5,007	1,477	28,507	24,595
Public Administration	20,461	12,403	3,107	35,971	33,061
Public Lighting	24,920	6,062	26,760	57,742	69,247
Public Services	19,043	6,726	6,654	32,423	41,330

Billed	516,510	262,037	112,811	891,358	816,088
Unbilled	335,613	—	—	335,613	288,594
Tariff Review and Tariff Adjustment (Note 3)	46,567	—	—	46,567	2,360
PIS and COFINS — Generators Pass-Through (Note 3)	11,534	—	—	11,534	—
CCEE Transactions	7,355	—	—	7,355	12,763
Concessionaires and Licensees (b)	98,967	—	—	98,967	54,986
Other	48,737	—	—	48,737	37,129

Subtotal	1,065,283	262,037	112,811	1,440,131	1,211,920
Extraordinary Tariff Adjustment (Note 3)	259,988	—	—	259,988	258,830
Free Energy (Note 3)	102,953	—	—	102,953	101,737

Total	1,428,224	262,037	112,811	1,803,072	1,572,487

Noncurrent
CCEE Transactions (a)	44,296	—	—	44,296	50,717
Extraordinary Tariff Adjustment (Note 3)	157,024	—	—	157,024	340,881
Tariff Review (Note 3)	33,100	—	—	33,100	—
Free Energy (Note 3)	181,848	—	—	181,848	189,391
Other	—	—	—	—	1,301

Total	416,268	—	—	416,268	582,290

a) Electric Energy Trading Chamber (“CCEE”) transactions

These amounts refer to sales on the short-term electricity market between distribution and generation companies that are settled by the CCEE, related to the period from September 2000 to December 2005. The transactions were recorded based on information provided by the CCEE and the balance receivable as of December 31, 2005 principally comprises: (i) R$ 1,056 for legal adjustments, established as a result of suits brought by agents in the sector; (ii) R$ 35,637 for provisional book entries established by CCEE; (iii) R$ 4,558 for estimates made by the subsidiaries for periods not yet provided by the CCEE; (iv) R$ 2,651 for amounts negotiated bilaterally, pending settlement and (v) R$ 7,749 for lawsuits contesting CCEE’s accounting for the period September 2000 to December 2002. The Company considers that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

b) Concessionaires and Licensees

Refers basically to balances receivable in respect of the supply of electricity to other Concessionaires and Licensees by the subsidiaries Semesa and CPFL Brasil, as well as for various transactions that are being set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2005, 2004 and 2003 are as follows:

Balance as of December 31, 2002	(32,834)
Additional allowance recorded	(68,512)
Recovery of Revenue	27,356
Write-off of Accounts Receivable	33,409

Balance as of December 31, 2003	(40,581)

Additional allowance recorded	(91,091)
Recovery of Revenue	22,374
Write-off of Accounts Receivable	58,878

Balance as of December 31, 2004	(50,420)
Additional allowance recorded	(91,918)
Recovery of Revenue	28,025
Write-off of Accounts Receivable	59,952

Balance as of December 31, 2005	(54,361)

8.	RECOVERABLE TAXES

The balances as of December 31, 2005 and 2004 are as follows:

	2005	2004
Current
Social Contribution prepayments — CSLL	13,411	4,594
Income Tax prepayments — IRPJ	35,451	12,679
Social Contribution and Income Tax credits	42,543	56,954
Withholding Income Tax	53,149	60,577
ICMS (state VAT)	33,338	23,954
COFINS / PIS (tax on revenue)	8,934	13,555
INSS (social security)	1,017	1,584
Other	929	766

Total	188,772	174,663

Noncurrent
Social Contribution — CSLL	20,512	—
Income Tax — IRPJ	8,492	—
PIS (tax on revenue)	2,787	1,059
COFINS (tax on revenue)	—	3,996
ICMS (state VAT)	45,533	28,496

Total	77,324	33,551

In noncurrent, the balance of “Social Contribution” refers to the favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista which was recognized, in 2004, as a current asset, in the account “Social Contribution and Income Tax”. This amount was reclassified to noncurrent, since the subsidiary CPFL Paulista is still awaiting the result of administrative procedures in the Federal Revenue Office regarding the setting off procedures.

9.	OTHER RECEIVABLES

The balances as of December 31, 2005 and 2004 are as follows:

	2005	2004
Current
Receivables from CESP	24,239	27,434
Employees	15,893	17,470
Advances — Fundação CESP	9,287	7,783
Indemnities	8,279	6,261
Other	4,443	9,996

Total	62,141	68,944

Noncurrent
Receivables from CESP	83,882	122,302
Other	930	2,957

Total	84,812	125,259

Receivables from CESP: Refer to receivables from Companhia Energética de São Paulo — CESP by the subsidiary CPFL Paulista, arising from the balance in the recoverable income account transferred to that company in 1993. The balance is monetarily restated according to the variation in the US dollar, plus interest calculated at 50% of quarterly Libor and a spread of 0.40625% p.a., through two installments per year with final maturity in December 2009.

10.	DEFERRED COSTS AND GAINS VARIATIONS — PARCEL A (CVA)

Deferred cost and gain variations — Parcel A are as follows:

	As of December 31
	ASSETS				LIABILITIES
	Current		Noncurrent		Current		Long Term
	2005	2004	2005	2004	2005	2004	2005	2004
Detailing:
Energy Purchased — Itaipu	57,998	120,534	235,061	243,830	31,693	95,250	—	23,696
System Service Charges	69,526	99,365	9,198	40,203	—	—	—	—
Transmission of Energy — Itaipu	5,534	6,535	4,852	4,723	—	—	—	—
Energy Purchased — Other	208,601	37,954	109,478	96,315	213,582	16,492	1,178	1,100
Fuel Consumption Account — CCC	53,139	54,864	102,003	108,981	17,489	36,794	78	13,409
Energy Development Account — CDE	54,159	53,549	6,222	29,113	—	—	—	—
Basic Network Charges	37,427	91,127	38,625	53,004	—	—	—	—
Concession reserve fund — RGR	—	—	2,059	1,729	—	—	10,253	8,612
Inspection Fee	—	—	787	661	—	—	467	392
Connection Charges	—	—	1,992	1,673	—	—	—	—

Total	486,384	463,928	510,277	580,232	262,764	148,536	11,976	47,209

Summary:
Parcel “A” (Note 3)	—	—	486,626	408,757	—	—	10,720	9,004
CVA (Note 3)	486,384	463,928	23,651	171,475	262,764	148,536	1,256	38,205

Total	486,384	463,928	510,277	580,232	262,764	148,536	11,976	47,209

11.	PREPAID EXPENSES

	As of December 31
	Current		Noncurrent
	2005	2004	2005	2004
PIS and COFINS — Change in Legislation (Note 3)	24,380	—	17,094	46,483
Surplus Energy (Note 3)	27,003	—	17,209	—
PROINFA	1,932	—	1,457	—
Other	4,699	9,425	2,427	2,703

Total	58,014	9,425	38,187	49,186

12.	DEFERRED TAXES

Composition of deferred income and social contribution taxes:

	2005	2004
		As restated
		— Note 38
Income Tax:
Tax Loss Carryforwards	166,756	152,753
Tax Benefit on Merged Goodwill	497,211	525,468
Temporarily Nondeductible Differences	165,294	130,273

Subtotal	829,261	808,494

Social Contribution:
Tax Loss Carryforwards	66,408	64,730
Tax Benefit on Merged Goodwill	171,724	181,448
Temporarily Nondeductible Differences	51,048	39,573

Subtotal	289,180	285,751

Total	1,118,441	1,094,245

The expected recovery of the deferred tax credits derived from tax loss carryforwards and temporary nondeductible expenses is based on the income projections prepared by the Company and its subsidiaries, which were approved by the respective boards of directors.
Temporarily nondeductible differences are as follows:

	Income		Social contribution
	tax (IRPJ)		tax (CSLL)
	2005	2004	2005	2004
		As		As
		restated —		restated
		Note 38		— Note 38
Reserve for contingencies	53,512	54,371	11,347	12,652
Pension plan expenses	20,398	23,430	6,985	8,078
Allowance for doubtful accounts	15,430	9,471	5,555	3,410
Provision for Losses on the Realization of RTE	22,087	—	7,952	—
Research and Development and Energy Efficiency Programs	38,024	28,360	13,689	10,210
Accounts receivable from government entities	5,528	5,209	1,990	1,875
Profit sharing	3,286	2,288	937	823
Other	7,029	7,144	2,593	2,525

Total	165,294	130,273	51,048	39,573

Reconciliation of the income and social contribution taxes, reported in statement of operations for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
			As restated —Note 38		As restated —Note 38
		Social		Social		Social
	Income	contribution	Income tax	contribution	Income tax	contribution
	tax (IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)
Income/(loss) before taxes	1,430,541	1,430,541	568,096	568,096	(155,885)	(155,885)
Statutory tax rates	25%	9%	25%.	9%.	25%.	9%.

Tax (expense) benefit at statutory tax rates	(357,635)	(128,749)	(142,024)	(51,129)	38,971	14,030
Non-deductible goodwill amortization	(29,390)	(5,503)	(24,951)	(3,962)	(30,342)	—
Non-deductible supplementary monetary restatement	—	(2,185)	—	(2,815)	—	2,497
Non-deductible pension (expenses) income	15,390	5,540	—	—	(5,315)	(1,913)
CSLL 88 Judicial lawsuit	—	—	(2,627)	(946)	—	—
Realization of allowance for loss on Investment	33,282	11,982	—	—	—	—
Dividends received from noncontrolling investments	2,308	831	(220)	(79)	—	—
Realization of revaluation Reserve	(4,170)	(1,501)	(4,299)	(1,548)	—	—
Interest on shareholders’ equity	47,638	17,150	1,662	598	—	—
Other additions/deductions, net	(2,864)	(1,836)	1,771	(473)	(10,064)	(2,773)

Subtotal Tax (expense) Benefit	(295,441)	(104,271)	(170,688)	(60,354)	(6,750)	11,841
CSLL 88 Judicial	—	—	—	10,508	—	—
Tax credit allocated	59,000	14,824	—	—	—	—
Unrecoverable tax loss carryforwards	(7,520)	(2,925)	(16,245)	(7,549)	(77,334)	(31,954)

Total Tax expense	(243,961)	(92,372)	(186,933)	(57,395)	(84,084)	(20,113)

Current tax expense	(287,008)	(101,787)	(220,018)	(68,562)	(114,837)	(28,959)
Deferred tax benefit	43,047	9,415	33,085	11,167	30,753	8,846
The “non-deductible goodwill amortization” refers to the amortized goodwill from the investees, which is nondeductible for tax purposes.

Social Contribution for 1988 (“CSLL 88 Judicial Lawsuit”) refers to the final ruling in favor of CPFL Paulista in a lawsuit related to payments in excess made during 1989. The tax benefit was recognized during 2004 and classified in the income statement, as a reduction in the social contribution tax account. This amount is taxable for Income and Social Contribution Tax purposes.

“Realization of the Allowance for Loss on Investment” — in 2005, RGE disposed of its subsidiary Sul Geradora Participações, and accordingly the previously established provision for loss on investment became deductible.

The “Unrecoverable tax loss carryforwards” is related to the loss of the subsidiary Sul Geradora Participações and the lack of sufficient future taxable income for realizing the credits, according to the income projections prepared by the investee.

The “Tax credit allocated” refers to a parcel of the tax credits of the Company and its subsidiary CPFL Geração and relates to tax loss carryforwards, based on expectations of the generation of income tax and social contribution payable in the future over a period of 10 years.

13.	OTHER

The composition of the balance is as follows:

	Current		Noncurrent
	2005	2004	2005	2004
Refinancing of Consumer Debts	41,639	76,796	114,155	69,085
Low Income Consumer Subsidy (Note 3)	47,183	43,995	—	—
Pledges, Funds and Tied Deposits	16,887	—	31,888	21,434
PERCEE (Note 3)	172	3,627	—	—
Orders in Progress	6,171	8,103	—	—
Services Rendered to Third Parties	17,547	17,038	1,103	616
Reimbursement RGR	3,723	—	457	—
Assets and Rights for Disposal	17	1,462	2,283	1,475
Advance Energy Purchase Agreements	7,343	—	3,749	—
Other	20,576	7,318	13,600	5,090

Total	161,258	158,339	167,235	97,700

Refinancing of Consumers’ Debts: Refers to the negotiation of overdue accounts receivable from consumers, principally City Governments. Probable losses related to these amounts are recorded under Allowance for Doubtful Account (Note 7). The classification between current and noncurrent follows the due dates established in the agreements signed. These amounts are monetarily restated based on several inflationary ratios and interest rates. Some of these credits have payment guarantees by the debtors comprising passing on ICMS payments with bank mediation.

Pledges, Funds and Tied Deposits: These are guarantees offered when negotiating or renegotiating loans and to guarantee CCEE operations.

PERCEE — Emergency Program to Reduce the Consumption of Electric Energy: Refers to the costs incurred in implementing the energy rationing program (note 3).

Orders in progress: Comprise costs relating to the deactivation in progress of fixed assets and costs relating to their disposal, where applicable, and costs of the services in progress relating to the distribution of electricity.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases which will be liquidated on delivery of the energy to be supplied.

14.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2005 and 2004, the composition of Property, plant and equipment is as follows:

		2005			2004
			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net
In Service:
— Distribution		5,766,662	(2,957,751)	2,808,911	2,670,346

Intangible Assets	20	125,861	(22,251)	103,610	55,370
Land		47,726	—	47,726	43,868
Reservoirs and Dams		—	—	—	6
Buildings, Constructions and Improvements	2 and 4	161,932	(88,470)	73,462	74,521
Machinery and Equipment	2 to 10	5,358,691	(2,794,132)	2,564,559	2,480,475
Vehicles	10 and 20	51,515	(42,176)	9,339	6,886
Furniture and Fixtures	10	20,937	(10,722)	10,215	9,220
— Generation		653,966	(98,830)	555,136	147,519

Intangible Assets	20	953	(8)	945	860
Land		3,934	—	3,934	1,340
Reservoirs and Dams	2 to 5	261,447	(20,686)	240,761	9,743
Buildings, Constructions and Improvements	2 and 4	126,690	(23,439)	103,251	14,144
Machinery and Equipment	2 to 10	258,279	(53,586)	204,693	120,641
Vehicles	10 and 20	1,056	(193)	863	370
Furniture and Fixtures	10	1,607	(918)	689	421
— Commercialization		102,028	(39,220)	62,808	57,019

Intangible Assets	20	6,123	(2,260)	3,863	4,982
Land		93	—	93	94
Buildings, Constructions and Improvements	2 and 4	8,350	(5,799)	2,551	2,739
Machinery and Equipment	2 to 10	82,092	(28,413)	53,679	46,490
Vehicles	10 and 20	2,551	(1,396)	1,155	1,379
Furniture and Fixtures	10	2,819	(1,352)	1,467	1,335
— Administration		170,065	(107,441)	62,624	101,032

Intangibles Assets	20	55,265	(34,916)	20,349	48,210
Land		1,670	—	1,670	1,791
Buildings, Constructions and Improvements	2 and 4	36,506	(20,242)	16,264	21,381
Machinery and Equipment	2 to 10	30,433	(21,899)	8,534	9,088
Vehicles	10 and 20	5,877	(4,729)	1,148	3,760
Furniture and Fixtures	10	40,314	(25,655)	14,659	16,802

Subtotal		6,692,721	(3,203,242)	3,489,479	2,975,916
In Progress
— Distribution	—	137,601	—	137,601	115,298
— Generation	—	866,952	—	866,952	974,331
— Commercialization	—	7,376	—	7,376	7,696
— Administration	—	20,983	—	20,983	14,152

Subtotal		1,032,912	—	1,032,912	1,111,477
continued

		2005			2004
			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net
				(Continuation)
Assets Leased to Third Parties
— Land		4,675	—	4,675	5,420
— Reservoirs and Dams	2	105,166	(16,314)	88,852	90,956
— Buildings, Constructions and Improvements	3.83	522,993	(87,358)	435,635	449,287
— Machinery and Equipment	5.93	306,224	(69,005)	237,219	246,131
— Vehicles	20	92	(90)	2	3
— Other	20	81	(21)	60	38

Subtotal		939,231	(172,788)	766,443	791,835

Total Property, Plant and Equipment		8,664,864	(3,376,030)	5,288,834	4,879,228

Special Obligations				(640,997)	(588,053)

Net Property, Plant and Equipment				4,647,837	4,291,175

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
The average depreciation rate of property, plant and equipments is approximately 5.05% per year for the distributors and 2.5% per year for the generators.
Fixed assets in progress - Of the balance as of December 31, 2005, R$ 859,999 refers to projects in the construction stage, as follows:

				FOZ DO
	CERAN	ENERCAN	BAESA	CHAPECÓ	TOTAL
Plant under construction as of December 31, 2005	221,177	1,323,023	230,331	21,029	1,795,560
Company’s proportionate share in each plant	143,765	644,617	57,597	14,020	859,999
The interest corresponding to the loans taken by these projects to finance the construction is being capitalized. In 2005, 2004 and 2003 the Company capitalized interest amounting to R$ 53,757, R$ 46,231 and R$ 12,971, respectively.

Assets leased to third parties — These assets relate mainly to the Serra da Mesa power plant. The concession to operate this plant is held by Furnas. Pursuant to a lease contract, the Company constructed part of the plant and subsequently leased it to the concessionaire for a period of 30 years, ending in 2028 (the “Serra da Mesa Lease”). The lease agreement gives the Company the right to 51% of the total assured energy sold by the plant. In additional, the Company has entered in to a 15-year contract to sell this energy back to Furnas. The contract provides for an initial price per MWh, which is adjusted based on the IGP-M. The sales contract expires in 2014.

Special Obligations Linked to Electric Energy Utility Concession - Special obligations linked to the electric energy utility concessions represent amounts received principally from the Federal Government, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. Special liabilities are recorded as an offset account to property, plant and equipment and are not subject to amortization or adjustments. As established by ANEEL, the liabilities are settled at the end of the concession period.

After termination of the concession, the subsidiaries’ assets linked to the service will revert to the Federal Government, and the amount of compensation payable to the concessionaire for the residual book value will be surveyed, evaluated and calculated.

15.	GOODWILL

The composition of the goodwill account is as follows:

	2005			2004
		Accumulated
	Cost	Amortization	Net value	Net value
CPFL Paulista (a)	1,366,059	(97,320)	1,268,739	1,018,911
RGE (b)	751,347	(431,972)	319,375	327,524
RGE (c)	756,443	(239,684)	516,759	545,119
CPFL Piratininga (d)	164,170	(9,344)	154,826	123,227
Semesa (e)	426,450	(134,539)	291,911	317,290
CPFL Geração (f)	54,555	(1,313)	53,242	414
Foz do Chapecó	770	—	770	770
ENERCAN	15,693	(5,461)	10,232	10,233
BAESA	3,081	(5)	3,076	3,081
Clion	98	(7)	91	—

Total	3,538,666	(919,645)	2,619,021	2,346,569

a)	Acquisition of CPFL Paulista

The goodwill was created during the CPFL Paulista acquisition process initiated in November of 1997 as part of the privatization of the electric energy operations in the state of São Paulo; followed by the a Brazilian public offering that took place in November of 1999 and completed in 2005 when CPFL Paulista became a wholly-owned subsidiary of CPFL Energia.

The acquisition occurred in the Extraordinary General Meeting held on November 23, 2005, when the Company approved a merger (acquisition) of shares according to the Brazilian Corporate law, of the subsidiary CPFL Paulista held by the minority shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 101.600724349 common or preferred shares of CPFL Paulista for each common share issued by the Company. This acquisition resulted in an increase of R$ 468,201 (Note 24) in the Company’s capital through the issuance of 18,862,417 common shares and the recognition of a goodwill in the amount of R$ 304,861.

b)	RGE — DOC 3 Transaction

The goodwill was created in October of 1997 when DOC 3 Participações S.A. (“DOC 3” — the former parent company of RGE) acquired its interest in RGE as part of the privatization of the electric energy operations in the state of Rio Grande do Sul. On July 13, 1998 a restructuring (“down stream merger”) occurred in order to allow the subsidiary to realize the tax benefit relating to the goodwill recorded on the original acquisition. The restructuring was affected through the merger of DOC 3 by RGE. This goodwill remained in RGE.

c)	Acquisition of RGE

At the Extraordinary Shareholders’ Meeting on July 5, 2001, the CPFL Paulista shareholders approved the acquisition of 518,887,616 registered shares of RGE, of which 257,228,985 and 60,130,858 are common and preferred shares, respectively, held by VBC; and 165,166,964 and 36,360,809 are common and preferred shares, respectively, held by 521. The transaction was concluded and the effective transfer of ownership control was approved by ANEEL, in accordance with Resolution No. 213 of June 13, 2001, for the total amount of R$ 1,381,561. As a result of this transaction, as of December 31, 2005, CPFL Paulista holds 67.07% of RGE’s total capital, and 67.16% of its voting capital.

As of June 23, 2006 the Company will own 99.76% of RGE, as described in Note 34.4.

d)	Acquisition of Piratininga

The goodwill was created during the Bandeirante acquisition process initiated in September of 1998 as part of the privatization of the electric energy operations in the state of São Paulo. In order to provide the owners of Bandeirante (Enerpaulo — Energia Paulista Ltda (“Enerpaulo”) and CPFL Paulista) with greater flexibility and efficiency to meet the new challenges imposed by the electric energy sector, the shareholders approved the spin-off of Bandeirante into two geographical regions so that each could retain a controlling interest in their respective region.

On October 1, 2001 Bandeirante was spun-off into Bandeirante and CPFL Piratininga and subsequently, CPFL Paulista exchanged its equity interest in Bandeirante for Enerpaulo’s equity interest in CPFL Piratininga. The minority shareholders received shares of CPFL Piratininga in an equal proportion to those held in Bandeirante on the date of its spin-off so that their participation in Bandeirante and CPFL Piratininga would remain unchanged.

Additionally the goodwill was increased by the Brazilian public offering that took place in November of 2000; and completed in 2005 when CPFL Piratininga became a wholly-owned subsidiary of CPFL Paulista.

The acquisition occurred in an Extraordinary General Meeting held on November 22, 2005, when CPFL Paulista approved the merger (acquisition) of shares according to the Brazilian Corporate law, of its subsidiary CPFL Piratininga held by the minority shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 6.053721422 common or preferred shares of CPFL Piratininga, for each common or class “A” preferred share issued by CPFL Paulista. This acquisition resulted in an increase of R$ 55,407 in the capital of CPFL Paulista, through the issue of 58,745,376 common shares and 168,047,235 class “A” preferred shares, generating goodwill of R$ 39,275.

e)	Acquisition of Semesa

On December 26, 2001, CPFL Geração acquired 69,632,528 of the common shares of Semesa, representing 100.0% of the equity interest, for R$ 496,082. Semesa was previously held by VBC. The acquisition of Semesa was approved by ANEEL, in accordance with Resolution No. 582, of December 21, 2001. Pursuant to the sale agreement between CPFL Geração and VBC, the purchase price of Semesa is subject to adjustment, based on the assessment of Semesa’s Assured Energy. According to MME, the earliest that this assessment will take place is 2015.

f)	CPFL Geração

On May 6, 2005, in an auction held in the São Paulo Stock Exchange — BOVESPA, the Company acquired 90,150,287 common shares and 100,856,977 preferred shares issued by CPFL Geração, totaling 191,007,264 shares, representing 0.093% of its capital, for the amount of R$ 1,606, or R$ 8.40 per 1,000 shares, increasing its share interest from 97.01% to 97.11%. This acquisition resulted in a goodwill totaling R$ 143 and a loss in share interest of R$ 461.

In an Extraordinary General Meeting held on June 20, 2005, the Company approved a merger (acquisition) of shares according to the Brazilian Corporate law, of the subsidiary CPFL Geração held by the non-controlling shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 1 (one) common share issued by the Company for every 1,622 common shares or preferred shares of CPFL Geração. This acquisition resulted in an increase of R$ 85,577 in the Company’s capital (Note 24), through the issue of 3,665,488 common shares, and the recognition of a goodwill in the amount of R$ 53,761.

g)	Method of amortization of goodwill

During 2005, amortization of the goodwill was calculated based on the percentage of 4.997631% for CPFL Paulista, 5.777282% for CPFL Piratininga, 4.997631% for RGE, 7.439278% for SEMESA and 0.168050% for Barra Grande.

The goodwill arising from the acquisitions of interests in the subsidiaries Barra Grande, Foz do Chapecó and ENERCAN were recorded based on expected future income arising from the related concession contracts and will be amortized over the term of these contracts, beginning upon start-up of commercial operation of these subsidiaries.
16.	SUPPLIERS

As of December 31, 2005 e 2004, the balance is as follows:

	As of December 31,
	2005	2004
Current
System Service Charges	4,058	2,490
Energy Purchased	478,222	400,461
Electricity Network Usage Charges	68,139	62,746
Materials and Services	119,239	95,894
Free Energy (Note 3)	90,218	91,838
PIS and COFINS — Generators Pass—Through (Note 3)	11,456	—
Other	10,901	10,428

Total	782,233	663,857

Long Term
Free Energy (Note 3)	201,982	229,874

Free Energy — In accordance with Official Circular nº 2218/ANEEL, of December 23, 2005, the Free Energy pass-through amounts are shown below by Generator. The amounts are gross and the charges and taxes levied will be deducted at the time of the pass-through, in accordance with the instructions of Resolution nº 89, of February 25, 2003, and the information disclosed to ANEEL (Annexure to Official Circular nº 001/2006/SFF/ANEEL, of January 6, 2006).

			Balance as of
			December
Generator	Current	Long-term	31,2005
AES TIETÊ	4,731	8,570	13,301
CDSA	1,671	3,439	5,110
CEEE	2,118	11,939	14,057
CELESC	1,271	3,048	4,319
CELTINS	216	568	784
CEMIG	18,688	40,359	59,047
CESP	13,307	30,405	43,712
CGTEE	192	587	779
CHESF	19,870	42,757	62,627
COPEL	1,589	3,457	5,046
CPFL GERAÇÃO	265	567	832
DUKE	3,108	8,005	11,113
EEB	12	7	19
EEVP	60	72	132
ELETRONORTE	5,680	12,765	18,445
EMAE	1,501	3,273	4,774
ENERGIPE	21	14	35
FURNAS	14,301	28,636	42,937
RGE	370	778	1,148
TRACTEBEL	1,247	2,736	3,983

Total	90,218	201,982	292,200

17.	TAXES AND PAYROLL CHARGES PAYABLE

As of December 31, 2005 and 2004, the balance is as follows:

	Current		Long-term
	2005	2004	2005	2004
ICMS (State VAT)	261,938	232,062	—	—
PIS (Tax on Revenue)	11,695	9,607	904	2,902
COFINS (Tax on Revenue)	49,740	44,970	4,161	14,170
INSS (Social Security Contribution)	1,828	4,103	—	—
IRPJ (Corporate Income Tax)	80,162	76,221	19,151	51,052
CSLL (Social Contribution Tax)	23,474	23,241	6,894	18,379
Other	46,123	19,270	—	—

Total	474,960	409,474	31,110	86,503

Taxes payable, classified under Long-term Liabilities, refer to the taxes deferred by the subsidiaries CPFL Paulista and CPFL Piratininga, levied on Regulatory Asset corresponding to PIS and COFINS, and the effects of the Review and Tariff Adjustments, which are considered due by the subsidiaries in accordance with the realization of the amount of the principal asset.

18.	INTEREST, LOANS AND FINANCING

18.1 The composition is as follows:

	As of December 31,
	2005				2004
		Principal				Principal
	Interest	Current	Long-term	Total	Interest	Current	Long-term	Total
LOCAL CURRENCY
BNDES — Power Increases (PCH’s)	85	3,717	14,091	17,893	81	3,653	15,619	19,353
BNDES — Investment	7,297	73,963	1,002,277	1,083,537	457	38,320	652,556	691,333
BNDES — Parcel “A”, RTE and Free Energy	2,069	237,451	394,419	633,939	6,305	214,827	541,924	763,056
BNDES — CVA Ordinance 116	784	92,642	—	93,426	2,089	165,451	85,718	253,258
Credit Rights Investment Fund (“FIDC”)	30,535	64,033	5,699	100,267	19,771	59,722	78,610	158,103
BRDE	—	16,044	—	16,044	357	18,833	17,520	36,710
Furnas Centrais Eletricas S.A.	—	—	99,384	99,384	—	—	79,954	79,954
Financial Institutions	3,622	69,081	112,953	185,656	3,608	54,257	159,608	217,473
Other	553	33,509	19,786	53,848	537	19,924	24,964	45,425

Subtotal	44,945	590,440	1,648,609	2,283,994	33,205	574,987	1,656,473	2,264,665

FOREIGN CURRENCY
IFC	—	—	—	—	3,556	10,618	95,558	109,732
Floating Rate Notes	578	244,369	—	244,947	805	159,264	277,119	437,188
Trade Finance	—	—	—	—	700	101,475	—	102,175
IDB	690	—	68,428	69,118	—	—	—	—
Financial Institutions	1,718	363,206	90,428	455,352	1,482	18,229	115,191	134,902

Subtotal	2,986	607,575	158,856	769,417	6,543	289,586	487,868	783,997

Total	47,931	1,198,015	1,807,465	3,053,411	39,748	864,573	2,144,341	3,048,662

	As of December 31,
LOCAL CURRENCY	2005	2004	Remuneration	Amortization	Collateral
BNDES — Power Increases (PCH’s)
CPFL Centrais Eletricas	9,641	11,585	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Eletricas	640	926	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Eletricas	4,860	5,697	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Eletricas	809	1,145	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Eletricas	1,943	—	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
BNDES – Investment
CPFL Paulista — FINEM I	38,502	61,762	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista — FINEM II	145,002	—	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE — FINEM	74,535	59,480	TJLP + 3.5% to 4.5% p.a.	84 monthly installments from October 2000 to 36 monthly	Revenue
				installments from December 2005
RGE — FINEM	10,094	6,314	UMBND + 4.5% p.a. (*)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratinga — FINEM	68,601	—	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratinga — FINAME	55	212	TJLP + 9.45% p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	156,354	80,622	TJLP + 3.125% p.a.	November 2006	Letters of Credit
BAESA	46,548	49,091	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	347,154	265,602	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	28,452	26,510	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	135,071	109,589	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	13,130	11,326	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	20,039	20,825	UMBND + 5% p.a. (**)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES — Parcel “A”, RTE and Free Energy
CPFL Paulista — RTE	194,491	309,360	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista — Parcel “A”	282,607	230,832	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga — RTE	43,952	99,815	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga — Parcel “A”	105,108	85,851	Selic + 1% p.a.	9 monthly installments from September 2007	Receivables
RGE — Free Energy	3,754	5,010	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração	4,027	5,373	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
BNDES — CVA and Interministerial Ordinance 116
CPFL Paulista	43,755	158,832	Selic + 1% p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	49,671	94,426	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables
RGE	—	26,315	Selic + 1% p.a.	60 monthly installments from march 2003	Receivables
FIDC — CPFL Piratininga	100,267	158,103	112% of CDI	36 monthly installments from March 2004	Receivables

BRDE — RGE	16,044	36,710	IGP-M + 12% p.a.	180 monthly installments from September 1991	Receivables
Furnas Centrais Eletricas S.A.
Semesa	99,384	79,954	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Financial Institutions CPFL Paulista
Banco do Brasil- Law 8727	55,238	58,532	Variation of lGPM +7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itau BBA	69,252	69,164	CDI + 1.75% p.a.	24 monthly installments from May 2006	Letters of credit CPFL, Ipe and receivables
Unibanco	27,481	27,468	CDI +2.15% p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	12,526	12,480	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Alfa	2,321	20,179	CDI + 2.0% p.a.	4 monthly installments from January 2005	Guarantee of CPFL Energia and promissory notes
Banrisul	—	2,268	122.2 % CDI + 3.5% p.a.	18 monthly installments from January 2004	No guarantee
Banco Safra	18,838	—	104% of CDI	1 installment in January 2006	Promissory notes
Semesa
Other	—	27,382	CDI + 0.90% p.a	Settlement in february of 2005
Other CPFL Paulista
ELETROBRAS	14,543	17,243	RGR + rate variable of 6% to 9% p.a.	Monthly installments to March 2016	Receivables/Promissory notes
Other	7,432	8,041
RGE
FINEP	1,306	365	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRAS	3,328	4,786	RGR + rate of 6% to 9% p.a.	Monthly installments to July 2010	Receivables/Promissory notes
Other	16,672	8,351
Piratininga
ELETROBRAS	9,463	5,733	RGR + rate of 6% to 6.5% p.a.	Monthly installments to July 2016	Receivables/Promissory notes
Other	1,104	901

Total Local Currency	2,283,994	2,264,665

	As of December 31,
FOREIGN CURRENCY	2005	2004	Remuneration	Amortization	Collateral
IFC — CPFL Energia	—	109,732	US$ + 6 - month Libor + 5.25% p.a.	10 semiannual installments from July 2005	Share of CPFL Centrais Eletricas
Floating Rate Notes — CPFL Paulista	244,947	437,188	US$ +6-month Libor + 2.95% p.a. (******)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
Trade Finance — Sul Geradora	—	102,175	US$ +Llibor + 4.7% p.a.	12 installments, 3 per year (May, June and July) - From May 2002	Guarantee of RGE and Letters of credits
IDB — Enercan	69,118	—	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions CPFL Paulista
Debt Conversion Bond	18,269	23,794	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,594	3,765	US$ +6-monlh Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,633	3,820	US$ + 6-monlh Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	21,486	27,232	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,596	23,248	US$ + 6-month Libor +0.8125%p.a.	1 installment from 2024	Escrow deposits and revenue Gov.SP guarantee
PAR-Bond	29,616	33,586	US$ + 6% p.a.	1 installment from 2024	Escrow deposits and revenue Gov.SP guarantee
El Bond — Interest Bond	1,273	4,310	US$ + 6-month Libor + 0.8125% p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
Plratininga
Banco Itau BBA	299,104	—	US$ +4.5% p.a. (*****)	1 installment from February 2006	No guarantee
RGE
Banco Itau BBA	—	4,169	US$ +7.0% p.a.	18 monthly installments from January 2004	Promissory notes
Unibanco	6,526	10,978	US$ + Libor + 7.25% p.a. (***)	7 semiannual installments from September 2004	Receivables and reserve account
Semesa
Citibank	53,255	—	US$ + 5.12% p.a. (****)	1 installment from December 2006	Promissory notes/Guarantee of CPFL Energia

Total Foreign Currency	769,417	783,997

(*)	Converted into local cost corresponding to 135.70% of the CDI

(**)	Converted into local cost corresponding to 138.43% of the CDI

(***)	Converted into local cost corresponding to 100.83% of the CDI

(****)	Converted into local cost corresponding to 105% of the CDI

(*****)	Converted into local cost corresponding to 106.5% of the CDI

(******)	Converted into local cost corresponding to 93.65% and 94.75% of the CDI
BNDES — Investment (FINEM II): In 2005, the subsidiary CPFL Paulista obtained approval for financing of R$ 240,856 by the BNDES, which is part of a FINEM credit line, to be used for expansion and modernization of the Electricity System. An amount of R$ 139,397 was received in 2005. The remaining balance of R$ 101,459 will be released by December 2006. Interest will be paid quarterly, from July 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.
BNDES — Investment (FINEM): The indirect subsidiary CPFL Piratininga has a loan facility agreement, through the repass of a loan contract with the BNDES for a total amount of R$ 89,382, of which R$ 65,939 has already been released. The remaining balance of R$ 23,443 will be released by

December 2006. Interest will be paid quarterly, from April 15, 2005 to January 15, 2007 and monthly as from February 15, 2007.
IDB – In April 2005, the indirect subsidiary ENERCAN obtained approval for a loan of US$ 75 million from IDB (Interamerican Development Bank), to finance the Campos Novos Hydropower Plant. Up to December 31, 2005, US$ 60 million of the total contracted had been released by IDB.
Citibank — In December 2005, the indirect subsidiary SEMESA contracted a loan of R$ 50 million from Citibank, with payment of principal and interest on maturity of the loan, scheduled for December 1, 2006. These funds are intended to cover SEMESA’s short-term obligations.
Itaú BBA – Refers to US$ 127,752 thousand raised by the indirect subsidiary CPFL Piratininga from Banco Itaú BBA S.A., supported by National Monetary Council Resolution 2,770.
International Finance Corporation — IFC – In accordance with the Investment Contract entered into with the Company, in 2005 the IFC exercised the rights for the year with reference to the subscription bonus, converting the debt of R$ 98,976 into shares (Note 24.1).
18.2 Maturity of loans and financing
As of December 31, 2005, the maturities of the long-term parcel of loans and financing are as follows:

2005
2007	518,364
2008	311,316
2009	190,245
2010	158,615
After 2010	628,925

Total	1,807,465

18.3 Indices
The principal indices used to restate Loans and Financing and the composition of the indebtedness profile in local currency are stated below:

Index	Accumulated Variation in %		Debt Composition %
	2005	2004	2005	2004
IGP-M	1.21	12.42	7.47	8.01
UMBND (BNDES basket of currencies)	(14.85)	(6.47)	5.24	5.11
TJLP	9.75	9.81	43.04	26.14
CDI	19.00	16.17	10.10	13.71
SELIC	19.04	16.24	31.85	44.81
Other	—	—	2.30	2.22

			100.00	100.00

18.4 Debt Covenants and Restrictions
The Company is subject to financial and operating covenants and certain restrictions under its loans and financing agreements.
In the opinion of the management of the Company and subsidiaries, these restrictive conditions and clauses are being adequately complied with, and are summarized as follows:
CPFL Energia
The Swap contract of CPFL Energia establishes the following ratios and limits as of December 31, 2005:
•	Total debt divided by EBITDA, less than or equal 3.8 for 2005, and 3.5 for subsequent period.

•	EBITDA divided by the financial expenses, greater than or equal 2.0
CPFL Paulista
CPFL Paulista may not make capital expenditures in excess of R$ 151 million in 2004, R$ 152 million in 2005 and R$ 160 million in 2006. However, in view of the fact that the investments made in the distribution network of CPFL Paulista, exceeded the 2005 limit, but since these investments would not compromise the flow of payments of this subsidiary’s obligations, the creditor banks granted a waiver that released CPFL Paulista from complying with this condition. In addition, the floating rate notes establish that CPFL Paulista must maintain the following financial ratios on December 31, 2005:
a)	Total Shareholders’ Equity divided by the sum of total net equity and total indebtedness not less than 42% (on a consolidated basis) and 37% (on a non-consolidated basis).

b)	EBITDA divided by financial expenses higher than 2.25 (on a consolidated and non-consolidated basis);

c)	Indebtedness divided by EBITDA less than 3.5 (on a consolidated and non-consolidated basis).
The loans and financing relating to FINEM I have priority in relation to the payment of dividends that exceed the mandatory minimum dividend of 25% of net income determined in accordance with the Brazilian Corporate Law, in the event of default by CPFL Paulista in relation to this obligation. CPFL Paulista also undertakes to maintain a capitalization level (Net Equity divided by Total Assets) equal to or higher than 25%.
The BNDES — FINEM II loan establishes restrictions on payment by the subsidiary CPFL Paulista of dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend determined in accordance with the Brazilian Corporate Law without prior agreement of the BNDES and UNIBANCO full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, as follows:
a)	Net indebtedness divided by EBITDA – maximum of 4.0 in 2005 and 2006 and maximum of 3.5 from 2007 to 2010;

b)	Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.65 in 2005 and 2006 and maximum of 0.60 from 2007 to 2010.
The swap contract linked to the floating rate notes loan includes a cross default clause for any contracts that have a default condition within a 30-day period, leading to accelerated settlement of the operation at present values and market prices.
In addition, certain of the Company’s financing instruments are subject to acceleration if the current controlling shareholders cease to own a majority of CPFL Energia’s voting equity or otherwise control the management and policies of the company, or if VBC ceases to own, directly or indirectly, at least 25% of Paulista’s issued and outstanding capital stock. The subsidiary CPFL Paulista is also committed to maintain a capitalization level (Net Equity divided by Total Assets) equal to or higher than 25%.
CPFL Piratininga
The BNDES FINEM loan restricts the subsidiary CPFL Piratininga on payment of dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend determined in accordance with Brazilian Corporate Law without confirmation by the BNDES and UNIBANCO of full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, summarized as follows:
a)	Net indebtedness divided by EBITDA – maximum of 3.0 in 2005 and maximum of 2.5 from 2006 to 2010;

b)	Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2005 and maximum of 0.70 from 2006 to 2010.
CPFL Geração
ENERCAN, BAESA and CERAN, under their financing agreements with the BNDES, are restricted from paying dividends in excess of the 25% minimum mandatory dividends in accordance with Brazilian corporate law without prior approval by the BNDES.
The loan from IDB raised by ENERCAN establishes restrictions including clauses that require the maintenance of certain financial ratios within pre-established parameters, summarized as follows:

a)	Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30 and 1.30 respectively. The ratio is calculated by dividing the net cash flow from operations by debt service.

b)	The Indebtedness Ratio should have a maximum proportion of 75% of debt to 25% of equity.
RGE
The loans and financing related to the BNDES Investment Program determine that the level of capitalization (net worth divided by Total Assets) must be maintained at 40% or higher. In addition, these loans have priority in relation to the payment of dividends exceeding the minimum compulsory dividend of 25% of net income adjusted in accordance with Brazilian Corporate Law, and compliance with financial ratios in relation to the distribution of the excess.. These financial ratios are:
a)	net indebtedness divided by EBITDA equal to or less than 3.0;

b)	net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5.
The restrictions on loans raised from financial institutions are as follows:
•	The loan from Itaú BBA – Local currency: contains restrictive clauses regarding the alteration or modification of Capital, related to any change, transfer or direct or indirect assignment of stock control, or upstream or downstream merger or spin-off without the prior express agreement of the creditor. In addition, the following financial ratios must be observed:
a)	EBITDA divided by net financial expenses equal to or greater than 1.6;

b)	net indebtedness divided by EBITDA equal to or greater than 2.7.
•	Unibanco – Local Currency: The contract requires compliance with the following financial ratios:
a)	financial debt divided by EBITDA equal to or less than 3.0;

b)	financial expenses divided by EBITDA equal to or less than 0.4;

c)	financial debt divided by total capital equal to or less than 3.0.
•	Unibanco – Foreign Currency: The contract requires compliance with the following financial ratios:
a)	EBITDA divided by interest paid plus net debt amortizations equal to or greater than 1.05;

b)	total debt divided by EBITDA equal to or less than 3.0 (2004) and 2.5 (2005 to 2007);

c)	interest paid divided by EBITDA equal to or less than 0.4;

d)	total debt equal to or less than R$ 800,000.
•	Banco Santander – Local currency: The contract requires compliance with the following financial ratios:
a)	EBITDA divided by financial expenses paid greater than or equal to 2.0;

b)	financial debt divided by EBITDA equal to or less than 3.5.
Other – Eletrobrás: The agreement restricts RGE from paying or declaring any dividend, authorizing or making any other distribution in the case of delay in compliance with the liabilities stipulated in the agreement. In addition, RGE is committed not to assume, without express authorization from Eletrobrás, new financial commitments that, separately or jointly, exceed the equivalent of 5.0% of its fixed assets and/or raise its indebtedness in excess of 66% of fixed assets.
Failure to comply with the obligations or restrictions mentioned could lead to default in relation to other contractual obligations (cross default).

Several loans and financings contracts of the Company and its direct and indirect subsidiaries are subject to accelerated settlement in the case of changes to the Company’s equity structure that result in the loss, by the Company’s current controlling shareholders, of stock control or control over management of the Company, or a reduction in the direct or indirect interest of VBC in the capital of CPFL Paulista to a percentage less than 25%.
19. DEBENTURES
     19.1 Composition of Debentures

					Balances of:
						2005			2004
	Issued	Remuneration	Amortization Conditions	Guarantees	Interest	Current	Long - Term	Interest	Current	Long - Term
CPFL Paulista
1st issue
1st Series	44,000	IGP-M + 11.5% p.a.	50% June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	48,467	—	728,549	47,876	—	719,676
2nd Series	30,142	CDI + 0.6% p.a.	50% June 1, 2005 and remainder on June 1, 2006.	Guarantee of CPFL Energia	17,021	150,710	—	29,051	150,710	150,710
2nd Issue
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	12,015	—	119,680	10,385	—	119,680
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	6,645	—	138,854	6,617	—	137,151

					84,148	150,710	987,083	93,929	150,710	1,127,217
RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	809	379	17,572	—	—	—
2nd Series	20,380	106% of the CDI	April 1, 2009.	Unsecured	6,149	—	136,686	—	—	—

					6,958	379	154,258	—	—	—
Semesa
1st Issue	69,189	TJLP + 4 to 5% p.a.	Half-yearly in June and December of each year, with settlement scheduled for 2009	Letter of Guarantee Receivables and 100% of Semesa common nominal shares	3,842	121,681	360,146	4,561	106,792	465,144
Baesa
1st Issue	23,094	105% of the CDI	Quarterly with the first payment in November 2006 and the last in August 2016.	Letters of Guarantee	—	722	28,178	—	—	24,060
2nd Issue	23,281	IGP-M + 9.55% p.a.	Annually with the first payment in August 2007 and the last in August 2016.	Letters of Gurantee	—	—	26,934	—	—	24,284

					—	722	55,112	—	—	48,344

					94,948	273,492	1,556,599	98,490	257,502	1,640,705

     19.2 Maturity of Debentures
     Maturities of the Debentures as of December 31, 2005 are as follows:

2005
2007	513,917
2008	513,916
2009	472,833
2010	5,584
After 2010	50,349

TOTAL	1,556,599

On April 1, 2005, the jointly-controlled subsidiary RGE made second issuance of the debentures for public subscription, of the unsecured type, not convertible into Company shares, with no optional renegotiation clause, issued in two series. The amounts relating to interest of the debentures will be paid as follows:
1st series — Annually, always on April 1 of each year, the first payment being on April 1, 2006.
2nd series — Half-yearly, always on the first day of the months of April and October of each year, the first payment falling due on October 1, 2005.

19.3 Restrictive conditions
CPFL Paulista
Subject to certain restrictive conditions, including clauses that require maintaining certain financial ratios within predefined parameter ranges, and are summarized as follows.
The first issue of debentures establishes the following ratios and limits:
a)	ratio between EBITDA and financial expenses greater than or equal to 1.5;

b)	level of shareholders equity of at least 35% of total capitalization and third-party capital a maximum of 65% of capitalization for the year 2005 and a minimum of 40% of the total capitalization and third-party capital of a maximum of 60% of the capitalization as from 2006.
The second issuance of debentures establishes the following ratios and limits:
a)	ratio between EBITDA and financial expenses greater than or equal to 1.5 up to 2007 and greater than or equal to 2.0 beginning in 2008;

b)	in relation to total capitalization, the level of equity should be at least 35% for the year 2005 and 40% as from 2006, while the level of third-party capital shall be a maximum of 65% for 2005 and 40% as from 2006.
RGE
The subsidiary RGE has to abide by restrictive covenants and comply with certain ratios and financial limits of the debentures, as follows:
a)	reduction of Capital and/or amendments to the By-Laws implying the granting of the right to withdrawal of the shareholders in an amount that might directly or indirectly affect compliance with the pecuniary obligations established in the Deed of Issue;

b)	direct or indirect transfer or assignment of share control, or merger or spin-off, except in the event of disposal of the direct control to CPFL Energia S.A. and/or to a fully-owned subsidiary of CPFL Energia;

c)	disposal of the control of PSEG Américas Ltda, except in the event of transfer of control to the Exelon, except in the case of disposal to VBC Participações or to any company controlled by VBC Participações;

d)	VBC Participações S.A. ceases to hold a majority interest among the Parent Companies, or VBC Participações S.A., PREVI and/or a Bonaire Participações S.A. cease to jointly hold the direct or indirect control of RGE;
The ratios and financial limits are:
•	Total debt divided by EBITDA, less than or equal to 3.0;

•	EBITDA divided by the financial expenses, greater than or equal to 2.0;
Total debt divided by the total capitalization, less than or equal to 0.55.
BAESA
Stipulates accelerated settlement when the total indebtedness ratio exceeds the limit of 75% of total assets.
Failure to comply with the restrictions mentioned above could lead to default in relation to other contractual obligations (cross default).
In the opinion of Company’s management, these restrictive conditions and clauses are being adequately complied with.

20.	POST-RETIREMENT BENEFIT OBLIGATION

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

This change required CPFL Paulista and CPFL Geração to assume an obligation arising from the Plan’s deficit at September 30, 1997 that was calculated by Fundação CESP’s actuaries. The deficit was recorded by the Company and is being amortized over 240 monthly installments beginning September 1997. This obligation bears annual interest of 6% p.a. and is updated based on the IGP-DI (General Price Index – Internal Supply, prepared by Fundação Getúlio Vargas). As of December 31, 2005 this obligation amounted to R$ 733,403 (R$ 743,045 as of December 31, 2004), and the liability was adjusted to comply with the criteria of CVM Resolution No. 371, dated December 13, 2000.

CPFL Piratininga

As a result of the split-off of Bandeirante in 2001, CPFL Piratininga assumed the responsibility for actuarial liabilities for its retired employees at the date of the split-off, as well as the obligations related to active employees transferred to CPFL Piratininga, from January 1, 1998 to September 30, 2001. Prior to April 2, 1998, Bandeirante sponsored a defined benefit pension plan that was converted into a mixed defined benefit and defined contribution plan in a process similar to CPFL Paulista and CPFL Geração as described above. In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and adjusted based on the IGP-DI (FGV). As of December 31,2005 this obligation amounted to R$ 158,529 (R$ 126,496 as of December 31, 2004) and the liability was adjusted to comply with the criteria of CVM Resolution No. 371, dated December 13, 2000.

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

Following are the position of the Company’s employee benefits plans, as well as other information required by CVM Resolution No. 371/2000.

The amounts recognized in the balance sheet as of December 31, 2005 and 2004, according to appraisal prepared by an external actuary, are presented as follows:

Reconciliation of Assets and Liabilities	2005	2004
Present value of actuarial liabilities	(3,126,091)	(3,041,610)
Fair value of plan’s assets	2,153,018	1,991,113

Present value of liabilities exceeding fair value of assets	(973,073)	(1,050,497)

Adjustments due to deferments
Unrecognized actuarial losses	47,719	94,617
Unrecognized cost of past service	101	112
Increase in liability by adopting CVM Resolution No. 371	50,994	101,983

Net actuarial liability recorded	(874,259)	(853,785)

The unrecognized actuarial losses as of December 31, 2005 do not exceed 10% of the Plan’s liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan’s participants. These losses, if they occur, will be absorbed through future payments to the Plans.

The increase in the liability due to the adoption of CVM Resolution No. 371 refers to the plan’s deficit calculated on December 31, 2001 that was deferred and is being amortized over five years. This amortization was classified in the statement of operations for 2005, as an extraordinary item at the amount net of the corresponding tax effects of R$ 32,559 (R$ 33,655 for 2004).

Net liabilities changed as follows:

	2005	2004
Net actuarial liability at the beginning of the year	(853,785)	(770,056)
Expenses recorded to statement of operations during the year	(138,925)	(202,165)
Sponsor’s Contributions	118,451	118,436

	(874,259)	(853,785)

Current	(105,696)	(85,765)
Long-term	(768,563)	(768,020)

	(874,259)	(853,785)

The accounting balances include other contributions relating to the Company’s plans amounting to R$ 40,132 (R$ 45,648 in 2004).

The external actuary’s estimate the following net periodic pension cost for 2006 and 2005:

	2006	2005
	Projected	Realized
Cost of service	6,079	6,860
Interest on actuarial liabilities	341,095	331,513
Expected return on plan assets	(352,681)	(246,145)
Unrecognized cost of past service	11	11
Unrecognized actuarial losses	(1,454)	—
Increase in liabilities due to adoption of CVM Res. No. 371	50,994	49,693

Total expense	44,044	141,932
Expected participant’s contributions	(2,112)	(3,007)

Total	41,932	138,925

The 2006 projected expenses are lower than the 2005, mainly due to the increase in the nominal rate of return expected on the plan’s assets. This rate is reviewed annually by means of studies carried out by Fundação CESP and analyzed by the External Actuary.

The expenses were recorded in the following accounts in the statement of operations :

	As of December 31,
	2005	2004
Expense with the Employee Pension Plans
Operating Cost	90,362	148,428
Operating (Income) Expense	(725)	2,743
Extraordinary Item net of Tax Effects	32,559	33,655
Taxation of Extraordinary Item	16,729	17,339

Total	138,925	202,165

The main assumptions that were taken into consideration in the pension calculations at the balance sheet date were as follows:

CPFL Paulista,
CPFL Piratininga and
	CPFL Geração		RGE
	2006	2005	2006	2005
Nominal discount rate for actuarial liabilities:	11.3% p .a.	11.3% p .a.	11.3% p .a.	11.3% p .a.
Nominal Return Rate on Assets:	(*)	(*)	11.3% p .a.	11.3% p .a.
Estimated Rate of nominal salary increases:	7.1% p .a.	7.1% p .a.	7.1% p .a.	7.1% p .a.
Estimated Rate of nominal benefits increases:	5.0% p .a.	5.0% p .a.	5.0% p .a.	5.0% p .a.
Estimated long-term inflation rate (as a basis for establishing the nominal rates above)	5.0% p .a.	5.0% p .a.	5.0% p .a.	5.0% p .a.
UP94 with roll
Biometric mortality table:	GAM83	forward of 3 years	GAM83	UP-84 (qx)
Biometric disability table:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)
Expected turnover rate:	0.30 / (Service	0.30 / (Service	0.30 / (Service	0.30 / (Service
	time + 1)	time + 1)	time + 1)	time + 1)

Probability of beginning retirement:	100% on the first	100% on the first
	eligibility	eligibility

(*)	The expected Nominal Return Rate for 2006 on Plan Assets of the subsidiary CPFL Paulista is 16.97% (12.72% in 2005), for the indirect subsidiary CPFL Piratininga is 17.22% (12.82% in 2005) and for the subsidiary CPFL Geração is 16.97% (12.73% in 2005).
21.	REGULATORY CHARGES

	2005	2004
Concession Reserve Fund — RGR	5,672	10,934
ANEEL Inspection Fee	1,454	569
Fuel Consumption Account — CCC	2,060	33,249
Energy Development Account — CDE	21,759	16,752

	30,945	61,504

Concession Reserve Fund – RGR: a reserve fund managed by Eletrobrás, as a Federal Government agency, created to provide funds for payments to concessionaires upon expiration of the concession contracts, upon which the concessionaires are refunded by the net amount of permanent assets recorded in the books. Decree No. 1771/96 introduced the RGR rate of 2.5% for property, plant and equipment — in service, limited to 3.0% of total gross operating revenue, less state VAT (ICMS).

Fuel Consumption Account — CCC: a contribution made by CPFL Paulista, CPFL Piratininga and RGE to fund the costs of fuel used in the thermoelectric power operating processes within the context of the Brazilian energy system.

Energy Development Account – CDE: created by Law No. 10,438, of April 26, 2002, to promote competition of energy generated through alternative sources such as wind power, small hydrogeneration plants, biomass, natural gas, and coal, in the areas served by the Brazilian electric interconnected system and to permit access to electric energy throughout Brazil.

22.	RESERVE FOR CONTINGENCIES

	2005		2004
		Escrow		Escrow
	Accrued	Deposits	Accrued	Deposits
Labor
Various	57,389	37,239	63,743	34,865

Civil

General Damages	6,701	4,901	8,151	1,444
Tariff Increase	22,378	11,278	28,612	10,945
Energy Purchased	114,891	97,679	49,862	31,491
Other	8,288	555	8,968	3,078

Subtotal	152,258	114,413	95,593	46,958

Tax
FINSOCIAL	17,568	50,056	17,201	48,677
PIS/COFINS — Expansion of base	104,774	2,317	95,908	2,317
PIS/COFINS — Interest on shareholders’ equity	8,533	—	—	—
Income tax	26,528	14,513	20,492	4,500
Other	9,460	5,562	11,099	8,079

Subtotal	166,863	72,448	144,700	63,573

Total	376,510	224,100	304,036	145,396

The Company records a provision for legal contingencies for which an adverse outcome is deemed probable based on the opinion of the Company’s management and external legal advisors.

A summary of the principal outstanding matters concerning litigation, claims and assessments, for which the Company recorded a provision is as follows:

Labor: The principal labor lawsuits relate to claims by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

In accordance with the terms of the Bandeirante’s spin-off, CPFL Piratininga is responsible for obligations related to contingent risks of employees located in the respective regions it assumed, whereas obligations arising from corporate lawsuits relating to the period prior to the spin-off date, October 1, 2001, are assumed in the proportional percentage of the owners before the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

General damages: Principally represent claims for indemnities. These matters include claims relating to accidents in the Company’s electric grid, damages to consumers and vehicle accidents, among others.

Tariff increase: Corresponds to various claims by industrial consumers against the subsidiaries CPFL Paulista and CPFL Piratininga as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

Energy purchased: As a result of the loss of several free consumers, CPFL Paulista and CPFL Piratininga requested from ANEEL a reduction in the capacity demand determined in their initial supply contracts, which was partially granted by ANEEL through Resolution No. 552 of October 21, 2003. The subsidiaries CPFL Paulista and CPFL Piratininga filed a lawsuit since they do not agree with the reduction in volume of energy determined by ANEEL, alleging a discrepancy in the calculations. Therefore, CPFL Paulista and CPFL Piratininga started to make monthly judicial deposits for the amounts challenged.

FINSOCIAL: Refers to a challenge in court against the increase in the rate and payment of FINSOCIAL (tax on revenue) for the period from June 1989 to October 1991. The subsidiary CPFL Paulista obtained injunctions for the nonpayment of this tax. The judicial deposits are being recorded in the “Escrow Deposits” caption under long-term assets, and are updated, as is the contingency, in accordance with the variation in the Daily Reference Rate (“TRD”).

PIS/COFINS — Expansion of base: The Company obtained injunctions in 2002, with a view to dispensing with payment of PIS and COFINS due on the expansion of the calculation base of these taxes, laid down in Law n.º 9,718, of November 27, 1998. Although the Supreme Court has judged similar cases in favor of the taxpayer, the subsidiaries are still awaiting the final judgment of this claim.
PIS/COFINS — Interest on Shareholders’ equity: At the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

Income tax: In the subsidiary CPFL Piratininga, the reserve refers to an injunction obtained involving the tax deductibility of CSLL in the IRPJ calculation. In the subsidiary RGE, it basically refers to a request to suspend the decision of the Federal Revenue Service, to allow the deductibility of amounts related with complementary pension benefits of Fundação ELETROCEEE

Other: Refers to other lawsuits in progress at the judicial and administrative levels and of a regulatory nature arising from the ordinary course of business involving mainly tax matters relating to INSS (Social Security), FGTS (Severance Indemnity Fund) and SAT (Labor Accident Insurance).

The Company is also part to lawsuits for which an adverse outcome is deemed as possible. In connection with these lawsuits, the Company’s management, based on the advice of external counsel, believes that the Company has a solid defense. However, there is not a consistent trend in decisions issued by Brazilian courts or any decisions from the Brazilian superior courts that would enable the Company to classify losses in respect of the related claims as either probable or remote. Claims relating to possible losses as of December 31, 2005 are as follows: (i) claims relating to several labor issues amounting to approximately R$ 122,848; (ii) claims relating to civil litigation, principally related to general damages, which amount to approximately R$ 115,914; and (iii) claims relating to tax litigation, principally related to income tax and revenue tax, amounting to approximately R$150,917.

Management of the Company and its subsidiaries, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by reserves recorded in the financial statements or that could result in a significant impact on future results.

23.	OTHER

	2005	2004
		As restated
		– Note 38
Current
Consumers and Concessionaires	47,932	39,073
Tariff Review (Note 3)	103,182	—
Low Income Consumer Subsidy (Note 3)	5,400	5,175
Research and Development and Energy Efficiency Programs	78,508	50,912
Advances	4,600	17,115
Interest on Compulsory Loan	8,503	4,950
Emergency Capacity Charge and Emergency Energy Purchase Charge — ECE/EAEE	22,879	35,199
Other	14,561	14,806

Total	285,565	167,230

Long Term
Tariff Review (Note 3)	—	71,113
Fund for Reversal	13,987	13,987
Research and Development and Energy Efficiency Programs	87,049	62,529
Other	6,456	6,511

Total	107,492	154,140

Consumers and Concessionaires: Refer to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers. Liabilities to concessionaires relate to various transactions involving amounts payable that are being offset by a matching of accounts with amounts receivable.
Research and Development and Energy Efficiency Programs: As mentioned in Note 2, the Company recorded a liability related to the funds already collected recorded as revenue from its consumers but not expended on the programs. The Company have not expended this funds because of time spent on preparing for the projects and the process of ANEEL approval.
The Programs and the respective balances to be expended are shown below:

	As of December 31, 2005
	Current	Long-term
Energy Efficiency Program — PEE	35,208	48,368
Research and Development — P&D	7,431	27,829
National Scientific and Technological Development Fund — FNDCT	18,070	7,235
Energy Research Company — EPE	17,799	3,617

Total	78,508	87,049

Advances: Refer to advances made by consumers to carry out works and services.
Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.
Emergency Capacity Charge and Emergency Energy Purchase Charge – ECE/EAEE: Refer to the charges collected from consumers and passed on to Brazilian Energy Emergency Trading (“CBEE”). These amounts have no effect on the income of the subsidiaries as they are recorded as Operating Income (Note 25) and Deductions from Operating Income at the same amounts.
24.	SHAREHOLDERS’ EQUITY

The Company only has common shares, without par value, distributed as follows:

	2005		2004
Shareholders	Shares	%	Shares	%
VBC Energia S.A.	184,673,695	38.49	170,214,676	37.69
521 Participações S.A.	149,230,369	31.11	149,230,369	33.04
Bonaire Participações S.A.	60,713,509	12.65	61,503,529	13.62
BNDES Participações S.A.	23,005,251	4.80	23,005,251	5.09
Other Shareholders	62,089,690	12.94	47,636,252	10.55
Board Members and Statutory Directors	43,399	0.01	38,692	0.01
Treasury Shares	817	0	—	0.00

Total	479,756,730	100.00	451,628,769	100.00

Free Float	85,094,941	17.74	70,680,174	15.65
     24.1 Capital Increase
•	Acquisition of shares of the subsidiary CPFL Geração

The General and Extraordinary Shareholders’ Meetings of the Company and of the subsidiary CPFL Geração, held on June 20, 2005, approved the acquisition of all the common and preferred shares of the minority shareholders of the subsidiary CPFL Geração into the equity of CPFL Energia, with an increase of capital in the Company of R$ 85,577, through the issuance of 3,665,488 common shares (Note 15.f).

•	Subscription Bonus — IFC

In meetings held on May 6 and July 25, 2005, the Board of Directors approved an increase in the Company’s capital through the issuance of 1,440,409 and 4,159,647 common shares,

respectively, in view of the Subscription Bonus issued on December 5, 2003 to the IFC. The subscription price used on each of these dates was R$ 17.57 and R$ 17.71, resulting in capital increases of R$ 25,308 and R$ 73,668, respectively, transferred from current liabilities (R$ 17,258) and long-term liabilities (R$ 81,718) (Note 18).

•	Acquisition of shares of the subsidiary CPFL Paulista

The General and Extraordinary Shareholders’ Meetings of the Company and of the subsidiary CPFL Paulista, held on November 23 and 22, 2005, respectively, approved the acquisition of all the common and preferred shares of the non-controlling shareholders of the subsidiary CPFL Paulista into the equity of CPFL Energia, with an increase of capital in the Company of R$ 468,201, through the issuance of 18,862,417 common shares (Note 15.a).
24.2 2004 Dividend
The Company paid R$ 140,147, as dividends related to the year ended December 31, 2004, attributing a value of R$ 0.310313946 for each common share.
24.3 Interim Interest on Shareholders’ Equity
In meetings held on June 29 and August 9, 2005, the Board of Directors approved the declaration and payment, respectively, of Interest on Shareholders’ Equity based on the balance sheet prepared as of June 30, 2005, at a gross amount of R$ 76,920 (R$ 65,382 net of withholding tax - IRRF), attributing to each common share a gross value of R$ 0.168412266 and a net value of R$ 0.143150426. The Interest on Shareholders’ Equity is attributed to the minimum mandatory dividend.
24.4 Interim Dividend
In a meeting held on August 9, 2005, the Board of Directors approved the declaration and payment of the intermediary dividend, corresponding to the net income determined as of June 30, 2005, amounting to R$ 323,677, equivalent to R$ 0.708677137 per common share
24.5 – Allocation of Net Income for the Year
The Company’s by-laws stipulate the distribution as a dividend of a minimum of 25% of the net income in each fiscal year, in accordance with article 202 of Law nº. 6,404/76,
For this year, the Company’s management is proposing distribution of the remaining balance of the net income, adjusted in accordance with the statutory law, through the declaration and provisioning of R$ 109,295 in the form of Interest on Shareholders’ Equity and R$ 389,195 in the form of a dividend, as shown below:

Accumulated Deficit	(74,871)
Net Income — Company	1,021,278
Statutory Reserve — Constitution	(47,320)

Adjusted Net income	899,087
Interim dividend	(323,677)
Interim interest on shareholders’ equity	(76,920)
Proposed interest on shareholders’ equity	(109,295)
Proposed dividend	(389,195)

Retained earnings	—

24.6 – Treasury Shares
The Treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the acquisition of the shares of the non-controlling shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia.

25. OPERATING REVENUES

	No. of Consumers
	(in thousands) (*) (**)			Gwh(*)			R$
Revenue from Electric Energy Operations	2005	2004	2003	2005	2004	2003	2005	2004	2003
Consumer class
Residential	4,805	4,673	4,563	8,783	8,302	8,124	3,556,914	3,115,002	2,695,986
Industrial	81	82	81	16,995	17,897	16,909	3,328,655	3,182,893	2,771,173
Commercial	446	439	430	5,329	4,936	4,752	1,868,848	1,589,358	1,344,023
Rural	233	230	226	1,730	1,619	1,550	312,614	270,917	226,097
Public Administration	36	35	34	800	746	736	261,696	222,155	185,759
Public Lighting	2	2	1	1,098	1,070	1,048	225,472	207,222	184,611
Public Services	5	5	5	1,400	1,358	1,352	329,866	281,300	240,441

Billed	5,608	5,466	5,340	36,135	35,928	34,471	9,884,065	8,868,847	7,648,090
Own Consumption	—	1	1	25	26	27	—	—	—
Unbilled (Net)	—	—	—	—	—	—	39,607	26,962	35,337
Emergency Charges—ECE/EAEE(note 25)	—	—	—	—	—	—	229,153	359,902	268,328
Losses on Realization of Extraordinary Tariff Adjustment	—	—	—	—	—	—	—	(32,250)	—
Realization of Extraordinary Tariff Adjustment (note 3)	—	—	—	—	—	—	(258,143)	(241,637)	(216,530)
Realization of Free Energy (note 3)	—	—	—	—	—	—	(96,752)	(88,724)	(73,591)
Adjustment of the Ratified Value of Free Energy (a)	—	—	—	—	—	—	—	57,199	(26,248)
2003 Tariff Review (note 3)	—	—	—	—	—	—	(52,244)	(81,182)	13,798
Realization of 2003 Tariff Review (note 3)	—	—	—	—	—	—	48,762	—	—
PIS and COFINS — Generators Pass — Through (note 3)	—	—	—	—	—	—	22,958	—	—
Realization PIS and COFINS — Generators Pass — Through(note 3)	—	—	—	—	—	—	(11,424)	—	—
2005 Tariff Adjustment — TUSD (note 3)	—	—	—	—	—	—	4,009	—	—
Realization of 2005 Tariff Adjustment — TUSD (note 3)	—	—	—	—	—	—	(3,956)	—	—
2005 Tariff Adjustment — RGR (note 3)	—	—	—	—	—	—	2,088	—	—
Realization of 2005 Tariff Adjustment — RGR (note 3)	—	—	—	—	—	—	(328)	—	—
2005 Tariff Adjustment — Purchase of electric energy from ltaipu (note 3)	—	—	—	—	—	—	33,339	—	—

ELECTRICITY SALES TO FINAL CONSUMERS	5,608	5,467	5,341	36,160	35,954	34,498	9,841,134	8,869,117	7,649,184

Furnas Centrals Elétricas S.A.				3,025	3,034	3,026	298,676	253,571	232,507
Other Concessionaires and Licensees				2,197	693	449	123,160	44,019	24,167
Current Electric Energy				938	395	1,201	38,293	12,724	18,573

ELECTRICITY SALES TO DISTRIBUTORS				6,160	4,122	4,676	460,129	310,314	275,247

Revenue due to Network Usage Charge — TUSD (b)							472,607	216,750	36,451
Low Income Consumer’s Subsidy (note 3)							21,329	46,785	31,872
Other Revenues and Incomes							111,859	105,704	88,952

OTHER OPERATING REVENUES							605,795	369,239	157,275

Total							10,907,058	9,548,670	8,081,706

(*)	Unaudited

(**)	Represents active customers (customers connected to the distribution network)
a)	Adjustment Free Energy (Consolidated) – In June 2003 and 2004 ANEEL corrected the amount relating to free energy transactions. A similar amount was recorded in Cost of Electricity (Note 26).
b)	Revenue due to Network Usage Charge – TUSD: Refers to the tariffs collected from free consumers located in the concession area of the subsidiaries for use of the distribution system.

26.	ELECTRICITY COST

	GWh (*)			R$ (thousands)
	2005	2004	2003	2005	2004	2003
Electricity Purchased for Resale Electricity Purchased in the Regulated Market- ACR
Itaipu Binacional	10,501	10,336	10,575	883,901	947,844	982,589
Furnas Centrais Elétricas S.A.	2,918	4,931	7,584	248,236	391,290	527,400
CESP — Cia. Energética de São Paulo	2,556	4,789	7,362	217,194	362,066	502,352
Cia. de Geração de Energia Elétrica do Tietê	1,218	2,092	3,051	102,833	161,615	207,047
Duke Energy Inter. Geração. Paranapanema S.A.	1,506	2,119	2,827	137,761	176,203	202,756
Tractebel Energia S.A.	3,789	3,880	2,193	425,580	378,191	163,835
Auction of energy	580	—	—	31,597	—	—
EMAE — Empresa Metropolitana de Águas e Energia	188	338	528	15,622	25,950	34,330
Cia. Estadual Energia Elétrica – CEEE	186	309	463	12,395	18,262	24,317
AES Uruguaiana Ltda.	834	773	773	96,881	85,541	70,657
Co-generation	16	45	60	870	2,109	—
Petrobrás – Petróleo Brasileiro S.A	1,769	—	—	173,058	—	—
CCEE	507	260	399	7,326	3,952	1,278
Other	389	404	65	46,344	36,966	6,387

	26,957	30,276	35,880	2,399,598	2,589,989	2,722,948

Energy Purchased in the Free Market — ACL	16,292	11,119	4,577	1,060,874	661,425	228,051

	43,249	41,395	40,457	3,460,472	3,251,414	2,950,999

Deferral related to variations of Parcel A (CVA), net				57,691	95,406	94,796
Surplus Energy (Note 3)				(44,212)	—	—
Free Energy adjustment				—	67,536	(25,620)
PIS and COFINS — Generators Pass-Through (Note 3)				22,958	—	—
Credit for PIS/COFINS				(322,144)	(288,604)	—

Subtotal				3,174,765	3,125,752	3,020,175

Electricity Network Usage Charges
Basic Network Charges				538,359	494,001	421,020
Charges for Transmission from Itaipu				59,633	52,320	44,538
Connection Charges				46,874	80,460	48,575
System Service Charges — ESS				24,291	14,881	36,345

Subtotal				669,157	641,662	550,478

Deferral related to variations of Parcel A (CVA)				163,189	100,815	(104,939)
Credit for PIS/COFINS				(75,160)	(63,919)	—

Subtotal				757,186	678,558	445,539

Total				3,931,951	3,804,310	3,465,714

(*)	Unaudited

27.	OPERATING EXPENSES

	As of December 31,
	2005	2004	2003
		As restated — Note 38

Sales and Marketing
Personnel	37,190	30,487	23,304
Materials	5,955	3,801	3,791
Outside Services	46,122	41,033	35,337
Allowance for Doubtful Accounts	63,893	68,717	43,495
Depreciation and Amortization	5,997	4,160	3,565
Collection Tariffs and Services	43,453	40,096	33,086
Other	9,668	7,035	5,830

Subtotal	212,278	195,329	148,408

General and Administrative Expenses
Personnel	76,552	71,200	60,068
Materials	4,769	3,863	8,123
Outside Services	112,842	110,994	108,022
Leases and Rentals	5,716	2,541	5,902
Depreciation and Amortization	23,098	22,006	19,633
Publicity and Advertising	7,677	8,683	6,688
Legal, Judicial and Indemnities	17,183	16,686	40,679
Donations, Contributions and Subsidies	6,646	4,020	8,629
PERCEE	1,716	9,818	11,114
Other	10,728	18,422	10,361

Subtotal	266,927	268,233	279,219

Other Operating Expenses
Inspection Fee	16,637	13,000	9,389
Research and Development and Energy Efficiency Programs (Note 23)	66,573	42,766	31,199
Losses on Extraordinary Tariff Adjustment and Free Energy (Note 3)	91,806	—	—
Other	2	92	—

Subtotal	175,018	55,858	40,588
Amortization of Goodwill	125,709	110,385	531,993

Total	779,932	629,805	1,000,208

28.	FINANCIAL INCOME (EXPENSE)

	As of December 31,
	2005	2004	2003
Financial Income
Income from Temporary Cash Investments	124,761	70,006	8,392
Late Payment Charges	86,451	79,558	66,301
Interest on Prepaid Income and Social Contribution Taxes	9,381	4,802	28,024
Monetary Variations	27,906	—	124,478
Interest — CVA	144,449	131,175	141,651
Discount on purchase of ICMS credit	11,527	6,612	—
Interest — Extraordinary Tariff Adjustment	160,346	114,030	178,385
Other	39,520	32,035	36,633

Subtotal	604,341	438,218	583,864

Financial Expense
Debt Charges	(585,962)	(660,836)	(981,329)
Banking Expenses	(56,916)	(95,739)	(79,429)
Monetary Variations	—	(132,012)	—
Derivative contracts	(135,175)	(115,700)	(281,396)
Credit for PIS/COFINS	—	44,426	—
Other	(37,987)	(45,858)	(62,793)

Subtotal	(816,040)	(1,005,719)	(1,404,947)

Net Financial Expense	(211,699)	(567,501)	(821,083)

Monetary variations includes gain or losses relating to inflation adjustments of assets and liabilities as required contractually or legally, or foreign exchange gain or losses relating to assets and liabilities denominated in foreign currency.
29.	NONOPERATING INCOME (EXPENSE)

	As of December 31,
	2005	2004	2003
Nonoperating Income
Gain on sale of equity interest in subsidiaries	—	—	39,537
Gain on changes in equity interest in subsidiaries	172	5,911	—
Gain on Disposal of Property, plant and equipment	9,533	6,828	13,398
Materials and supplies overages	—	689	634
Other	803	1,507	374

Subtotal	10,508	14,935	53,943

Nonoperating Expenses

Loss on changes in equity interest in subsidiaries	(1,012)	(2,726)	—
Loss on Disposal of Property, plant and equipment	(6,176)	(11,765)	(6,581)
Loss on the Deactivation of Property, plant and equipment	(3,180)	(197)	—
Losses due to Non-Utilization of Studies and Designs	(15)	(3,372)	—

Materials and supplies shrinkage	—	(241)	(3,279)
Other	(485)	(1,049)	(231)

Subtotal	(10,868)	(19,350)	(10,091)

Total	(360)	(4,415)	43,852

The gain on sale and changes in equity interest in subsidiaries in 2003 are related to the 26.00% and 25.01% of the share capital of ENERCAN and BAESA sold by CPFL Geração, for R$131,320 and R$91,638, respectively, resulting in a net gain of R$39,537.

30.	PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented a profit sharing program, based on agreed operating and financial targets previously established with the employees. The amount of this profit-sharing for 2005 was R$ 20,252 (R$19,019 in 2004 and R$ 17,255 in 2003).

31.	RELATED PARTIES

Transactions with related parties are summarized below:

	For the Years Ended December 31,
	2005	2004	2003
Fixed Asset Purchases
Construções e Comércio Camargo Corrêa S.A.	131,142	286,453	192,700
Camargo Corrêa Equipamentos e Sistemas S.A.	2,667	11,306	74
Cimento Rio Branco S.A. — Votorantim Cimentos	6,945	15,869	5,543
Siderúrgica Barra Mansa S.A. — Votorantim Metais	304	—	3,842

Operating Costs
Companhia Brasileira de Aluminio	2,846	1,827	—

Operating Revenues
Votorantim Celulose e Papel S.A.	36,483	28,177	41,224
S.A. Industrias Votorantim	31,057	24,356	33,522
Votocel Filmes Flexiveis Ltda.	12,040	9,530	9,551
Cimento Rio Branco S.A. — Votorantim Cimentos	22,103	10,074	—

Financial Income
Banco Bradesco S.A.	79,086	53,692	1,365
Banco Votorantim S.A.	—	976	1,177

Financial Expenses
Banco Votorantim S.A.	1,940	12,193	70,752

Pledges and Tied Deposits
Banco Bradesco S.A.	3,828	—	—
The balances with related parties are summarized below:

	As of December 31,
	2005	2004
Financial investments
Banco Bradesco S.A.	708,601	538,944

Pledges and Tied Deposits
Banco Bradesco S.A.	7,772	—

Accounts receivables
Camargo Corrêa Cimentos S.A.	593	—
Companhia Brasileira de Alumínio	955	—

Prepaid expenses
Votorantim C.T.V.M. Ltda	—	954

Suppliers
Construções e Comércio Camargo Corrêa	23,419	26,926
Cimento Rio Branco S.A. — Votorantim Cimentos	281	211
Companhia Brasileira de Alumínio	428	66
Siderúrgica Barra Mansa S.A. — Votorantim Metais	304	—

Advances to suppliers
Camargo Corrêa S.A.	—	727

Loans and financing
Banco Votorantim S.A.	4,822	17,438
The above transactions were completed with terms generally similar to those prevailing in transactions with unrelated parties.

32.	INSURANCE

The subsidiaries maintain insurance policies with cover determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities.

The principal insurance polices cover the following:

		As of December 31,
DESCRIPTION	TYPE OF COVER	2005	2004
Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown and Electrical Damage	951,146	679,742
Transport	National Transport	43,000	2,000
Stored Materials	Fire, Lightning, Explosion and Robbery	12,000	18,200
Automobiles	Comprehensive Cover	2,058	1,282
Civil Liability	Electricity Distributors	26,024	44,000
Personnel	Group Life and Personal Accidents	50,830	12,406

TOTAL		1,085,058	757,630

33.	FINANCIAL INSTRUMENTS

33.1	CONSIDERATIONS ON RISKS

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
•	Foreign Currency Loans: Exposure on loans was substantially covered through financial swap transactions operations, which allowed the Company and the subsidiaries to exchange the original risks of the operation for the cost in proportion to the CDI (Note 18).

•	Purchase of Energy from Itaipu: The subsidiaries are exposed in their operations to exchange variations in the purchase of electricity from Itaipu. The compensation mechanism — CVA protects the companies against possible losses, as mentioned in Note 3.
Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans, financing and debentures. In the case of loans obtained abroad, the Company has contracted derivative instruments to hedge against this risk (see “exchange rate risk” mentioned above). For some loans borrowed in local currency, the Company has as counterparts, regulatory assets updated according to the variation of the Selic rate. The subsidiaries have also increased the participation of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit risk

The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the Company in view of the dispersion in the number of customers and the policy of collection and supply cuts to delinquent customers.

Energy Shortages Risk

The energy purchased and distributed by the Company is primarily generated by hydroelectric plants. A long period of rain shortage may reduce the volume of water in reservoirs of power plants resulting in losses due to the increase in costs for purchasing energy or reduction of revenues if a new rationing program became necessary, similar to that of 2001. Given the current level of the reservoirs, the National Electric System Operator (“ONS”) does not expect that a new rationing program will be necessary in 2006.

Risk of Acceleration of Debts

The Company has loans and financing, as well as debentures, which include covenants requiring the Company to comply with certain ratios and conditions. As of the date of these financial statements, the Company was in compliance with these covenants and do not limit the capacity to operate normally.

33.2 FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

The principal financial asset and liability instruments as of December 31, 2005, are described below, together with the criteria for their valuation and recording in the financial statements:

Cash, cash equivalents and Financial Investments

Comprise cash, banks, temporary cash investments and debt security. The market value of these assets approximate the amounts reflected in the balance sheet (Note 4 and 5).

Regulatory Assets and Liabilities

Basically composed of the Extraordinary Tariff Recovery, Free Energy, Parcel “A”, PERCEE, Assets and Liabilities related to financial compensation, result of the Periodic Tariff Review, CVA, low income subsidy, PIS and COFINS regulatory assets and other. These assets and liabilities are derived from the effects of the 2001 rationing plan, amounts related to the deferral of tariff costs and gains, and changes in tax and regulatory legislation. These amounts are valued according to the criteria defined by ANEEL, with the characteristics described in Note 3.

Loans and financing

Recorded in compliance with the criteria contractually established, with the characteristics defined in Note 18. As described above, on December 31, 2005, the Company and its subsidiaries maintained financial swap instruments for their foreign currency denominated loans and interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and interest rate fluctuations, and are not used for speculative purposes.

Debentures

The debentures issued by the subsidiaries are traded on the market and are recorded according to the criteria stipulated at the time of issue, according to the characteristics defined in Note 19.

Investments in subsidiaries

The Company has investments recorded according to the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading volume and value of these shares is not representative of the market value of the respective companies given the small volume of transactions in this stock on the market.

The estimated market value of the Company’s financial instruments was prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the financial statements and comparisons with average market parameters. In the case of operations with no similar transactions in the market, principally related with the energy rationing program, regulatory assets and liabilities and credits receivable from CESP, the Company assumed that the fair value corresponds to the book value.

Following are the book and fair values of the Company’s financial instruments as of December 31, 2005 and 2004.

	2005		2004
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	3,053,411	3,028,409	3,048,662	2,888,108
Debentures	1,925,039	1,887,827	1,996,697	2,005,942
Derivatives	68,439	68,165	87,752	75,072

Total	5,046,889	4,984,401	5,133,111	4,969,122

DERIVATIVE CONTRACTS

As of December 31, 2005 and 2004 the Company has contracts swap in connection with exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the notional amount, as summarized as follows:

					Unrealized Gains
					and (Losses)
				Aggregate	recorded as
				notional	derivative
Type	Date of contracts	Expiration dates	Currency	amount	contracts - R$
		As of December 2005
Swap (U.S.$/CDI)	August 2005	December 2006	US$	33,488	3,644

Total Gains					3,644

Swap (U.S.$/CDI)	June 2001 to December 2005	February 2006 to September 2007	US$	256,983	(69,522)
Swap (Libor/)	December 2005	June 2006	US$	76,985	(41)

Total Losses					(69,563)

		As of December 2004
Swap (U.S.$/CDI)	June 2001 to November 2004	February 2005 to September 2007	US$	235,318	(87,428)
Swap (Libor/Fixed interest)	December 2004	June 2005	US$	148,309	(324)

Total Losses					(87,752)

34.	SUBSEQUENT EVENTS
34.1 Segregation of Equity Interest
In order to comply with the provisions of Law No. 10,848/2004, which prohibited a distribution concessionaire from holding equity interest in another company, the Extraordinary Shareholders’ Meeting of CPFL Paulista held on April 13, 2006, approved the segregation of the share equity held by CPFL Paulista on CPFL Piratininga, COMGÁS – Companhia de Gás de São Paulo and Energias do Brasil S.A. and the subsequent transfer of this investment to CPFL Energia. This Corporate Reorganization was effected by means of a reduction in the capital stock of CPFL Paulista in the amount of R$ 413,288 and the transfer of assets from CPFL Paulista to CPFL Energia as listed below:

As of December 31,
2005
Description
Investment — CPFL Piratininga	230,538
Goodwill — CPFL Piratininga	154,826
Investment — Companhia de Gás de São Paulo – COMGAS	27,152
Investment — Energias do Brasil S.A	772

Total	413,288

With the implementation of the Corporate Reorganization, the shareholding control of CPFL Piratininga, previously held directly by CPFL Paulista and indirectly by CPFL Energia, will be held directly by CPFL Energia. This transaction does not affect the Company’s consolidated financial statements.

The transfer of control held by CPFL Paulista in RGE, directly to CPFL Energia should be put into effect by March 14, 2007, as agreed by ANEEL through Authorizing Resolution nº 305 of September 5, 2005.
34.2 Public Distribution of Debentures of the indirect subsidiary CPFL Piratininga
A meeting of the Board of Directors of the subsidiary CPFL Piratininga held on January 6, 2006 decided on the public distribution of 40,000 debentures not convertible into shares, 1st issuance, nominative and book entry, in a single series, subordinated type, with a unit par value on the issuance date of R$ 10,000.00 (ten thousand reais), amounting to a total of R$ 400,000 remunerated at 104% of the CDI, maturing on January 1, 2011.
An Announcement of Closing of Public Distribution of Debentures was published on February 22, 2006, advising exclusively for information purposes that the debentures had been subscribed and paid-up.
34.3 — Voluntary Discharge Program
In January 2006, the subsidiaries CPFL Paulista and CPFL Piratininga launched the Voluntary Discharge Program, effective from January 24, 2006 to February 10, 2006, intended for employees who are in a position to take full or proportional retirement through the INSS – Federal Government Official Social Security and/or Fundação CESP. The costs generated by this plan were recognized in February 2006 in the amount of R$ 16,660.
34.4 – CPFL Energia acquisition of 32.69% share of RGE
In June 23, 2006, CPFL Energia signed the final purchase agreement with Public Service Enterprise Group (“PSEG”) for the direct acquisition of 100% of Ipê Energia Ltda (“Ipê”), PSEG Brasil Ltda, and PSEG Trader S.A. now known as CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively. After this acquisition, CPFL Energia will own 99.76% of RGE shares through the subsidiaries CPFL Paulista (67.07%) and Ipê (32.69%), and 99.95% of Sul Geradora shares through the subsidiaries CPFL Brasil (67.20%) and Ipê (32.75%).
The amount paid for this acquisition is equivalent to US$ 185 million. This transaction was approved by ANEEL.
34.5 Tariff Adjustment
CPFL Paulista
Through Approving Resolution nº 313, of April 6, 2006, ANEEL established the average Annual Tariff Adjustment of CPFL Paulista at 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components.
RGE
Through Approving Resolution nº 320, of April 18, 2006, ANEEL established the Annual Tariff Adjustment of the jointly controlled subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, consisting of 5.07% relating to the Annual Tariff Adjustment and 5.13% relating to the financial tariff components outside the annual adjustment.
34.6 Loan Agreements
On June 23, 2006, CPFL Energia S.A. and its indirect subsidiary Semesa entered into two foreign currency loan agreements for R$96,000 and R$30,000, respectively, both maturing in June 2007. We have entered into swap agreements to convert those loans into reais, based on 104.3% and 104.5% of the CDI variation.

35.	COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

							2011 and
	Duration	2006	2007	2008	2009	2010	Thereafter	Total
Energy purchase contracts (a)	2 to 22 years	3,611,576	3,772,936	3,682,035	3,745,052	3,677,521	29,517,486	48,006,606
Power plant construction projects (b)	2 to 31 years	286,194	167,608	44,737	28,714	28,514	545,208	1,100,975

(a)	The amounts presented for energy purchase contracts represent the total volume contracted at the year-end contract price. These amounts include take-or-pay contracts with Itaipu amounting to R$ 19,435,571.

(b)	Power plant construction projects include commitments made by the Company to fund its proportional share of the construction, acquisition of the concession, and purchase of bank guarantees relating to the jointly-controlled under development companies described in Note 1.

36.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income (loss) and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

I — Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	Year Ended December 31,
	2005	2004	2003
		As restated – Note 38
Net income (loss) under Brazilian Accounting Principles	1,021,278	268,517	(295,435)
Capitalization of interest costs:
Interest capitalized under U.S. GAAP	12,435	8,617	8,430
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	3,342	4,191	4,007
Depreciation of capitalized interest under U.S. GAAP	(7,662)	(8,844)	(5,333)
Effect of disposals on capitalized interest	(581)	(153)	256
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(13,822)	—	—
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	1,328	1,625	1,082
Effect of disposals on capitalized administrative costs	73	25	226
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(1,709)	(1,798)	(1,561)
Effect of disposals on monetary restatement	(70)	(15)	(103)
Special obligations:
Effect of depreciation under U.S. GAAP	16,381	6,193	4,212
Accounting for the effects of regulation:
Recognition of electricity sales to final consumers (RTE) that were previously recorded under Brazilian Accounting Principles, net of tax on revenues	82,695	132,371	146,358
Reversal of interest on RTE recorded under Brazilian Accounting Principles that exceeds 24 months	(6,876)	(24,759)	(61,198)
Recognition of interest on RTE that was previously recorded under Brazilian Accounting Principles	67,395	55,404	29,328
Provision for expenditure on research and development and energy efficiency programs	(21,093)	(17,305)	(10,684)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(20,598)	(23,307)	(18,561)
Effect of disposals of property, plant and equipment	(8,724)	(2,969)	(6,287)
Reversal of goodwill amortization under Brazilian Accounting Principles	117,561	99,730	453,706
Amortization of intangible concession assets under U.S. GAAP	(185,040)	(163,217)	(163,217)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	37,981	24,557	—
Accounting for the Serra da Mesa lease:
Reversal of revenues recorded under Brazilian Accounting Principles	(298,676)	(253,571)	(232,507)
Recognition of income on the investment in direct financing lease under U.S. GAAP, net of taxes revenues	250,381	213,311	193,864
Reversal of depreciation recorded under Brazilian Accounting Principles	22,792	20,897	20,247
Pension and other benefits:
Difference in actuarial liability	8,460	(4,814)	(35,960)
Reversal of extraordinary item recorded under Brazilian Accounting Principles	49,288	50,992	50,992
Derivatives:
Adjustment to record derivative contracts at fair value — financial income (expense)	(9,897)	16,967	167,054
Amortization of loan guarantees — FIN 45	(3,288)	(1,718)	—
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	7,907	10,756	110,385
Share issuance costs	—	40,648	—

	Year Ended December 31,
	2005	2004	2003
		As restated – Note 38
Deferred costs:
Operating expenses – amortization (reversal) of preoperating expenses capitalized under Brazilian Accounting Principles, net	5,164	1,894	(9,734)
Other:
Operating expenses – other	652	6	562
Deferred income and social contribution taxes effect on the above adjustments – Classified as noncurrent	(4,152)	(68,000)	(123,332)
Effect of above adjustments on minority interest	5,451	(9,039)	(27,255)

Net income under U.S. GAAP	1,109,760	358,576	180,926
Other comprehensive income (loss) – minimum pension liability, net of tax effects	(2,444)	177,939	(199,655)

Comprehensive income (loss) under U.S. GAAP	1,107,316	536,515	(18,729)

Earnings per share:
Weighted average number of common shares outstanding — basic	458,295,875	421,440,789	353,454,466

Basic earnings per share	2.421	0.851	0.512

Weighted average number of common shares outstanding — diluted	461,858,021	423,066,072	353,454,466

Diluted earnings per share	2.393	0.838	0.512

	2005	2004
		As restated
		– Note 38
Shareholders’ equity under Brazilian Accounting Principles	4,796,048	4,021,111
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(30,389)	(43,088)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	17,291	22,056
Capitalization of interest under U.S. GAAP	120,727	127,729
Accumulated depreciation	(33,708)	(35,547)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(29,439)	(20,731)
Reversal of accumulated depreciation	5,917	7,490
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,893	29,266
Accumulated depreciation	(6,716)	(16,548)
Capitalized deferred costs:
Reversal of deferred costs recorded under Brazilian Accounting Principles	—	(11,321)
Reversal of accumulated depreciation	—	9,922
Accounting for the effects of regulation:
Provision for expenditure on research and development and energy efficiency programs	(54,772)	(33,679)
Reversal of accounts receivable for RTE recorded under Brazilian Accounting Principles, net of tax on sales	—	(143,214)
Special obligations:
Accumulated depreciation	30,222	23,488
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	838,861	712,660
Accumulated depreciation	(210,268)	(172,161)
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,787,319)	(2,381,821)
Reversal of accumulated amortization	487,673	364,443
Recognition of concession intangible under U.S. GAAP	4,931,617	4,648,742
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,156,351)	(947,234)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(731,473)	(731,473)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	62,538	24,557
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	598,022	645,617
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(939,231)	(938,531)
Reversal of accumulated depreciation	172,788	149,996

	2005	2004
		As restated
		– Note 38
Pension and other benefits:
Difference in actuarial liability	(188,801)	(244,413)
Derivatives:
Adjustment to record derivative contracts at fair value	(128)	9,769
Accumulated amortization of loan guarantees — FIN 45	(5,006)	(1,718)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated proportionally	(128,165)	(148,987)
Deferred costs:
Permanent assets — reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(33,866)	(33,110)
Permanent assets — reversal of amortization of preoperating expenses capitalized under Brazilian Accounting Principles	7,373	1,453
Reversal of proposed dividends	389,195	140,147

Other	(322)	(676)
Deferred income and social contribution taxes effect on the above adjustments:
Deferred taxes noncurrent	(352,755)	(228,867)
Effect of the above adjustments on minority interest	—	(115,679)

Shareholders’ equity under U.S. GAAP	6,271,133	5,178,325

II – Statement of changes in shareholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,
	2005	2004	2003
		As restated – Note 38
Shareholders’ equity under U.S. GAAP — beginning balance	5,178,325	4,122,635	2,591,364
Net income for the year	1,109,760	358,576	180,926
Capital increase	635,538	644,001	1,550,000
Treasury shares	(8)	—	—
Dividends and Interest on shareholders’ equity	(650,038)	(124,826)	—
Other comprehensive income (loss) – minimum pension liability, net of income tax of R$1,429 (2004 – R$96,540 and 2003 R$108,325) and minority interest R$329 (2004 - R$9,461 and 2003 – (R$10,623))	(2,444)	177,939	(199,655)

Shareholders’ equity under U.S. GAAP — ending balance	6,271,133	5,178,325	4,122,635

Accumulated other comprehensive income, net of tax benefit of R$45,640 (2004 – R$46,747 and 2003 – R$143,287) and minority interest of R$4,593 for 2004 and R$14,055 for 2003	(88,595)	(86,151)	(264,090)

III – Description of GAAP differences

Following is a summary of the significant differences between Brazilian Accounting Principles and U.S. GAAP:

a)	Capitalization of Interest Costs

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

Under Brazilian Accounting Principles, through March 31, 2002, the Company capitalized indirect administrative costs related to construction in progress, which had been allocated monthly to construction in progress, limited to 10% of direct expenses for personnel, and outside services attributable to construction in progress. As from 2005, administrative expenses are being capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. This practice is not accepted under U.S. GAAP and consequently, the effects have been reversed in the U.S. GAAP reconciliation.

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

The U.S. GAAP income adjustment represents the amortization of the monetary restatement of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

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

The agreement also comprised the Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are defined by the concession contracts to the cost of purchased power and certain other costs and taxes. The agreement provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred prior to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001.

As described in Note 3, during 2001, the electricity market in significant parcels of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an agreement with the Federal Government that provided resolution to the principal rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect during a period set by ANEEL and considered sufficient by the Company to allow recovery of lost revenues, which the Company estimates will take approximately 2 years. Under Brazilian Accounting Principles, the Company recorded the entire amount to be recognized in accordance with this agreement. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, the Company records only the amount expected to be recovered over the next 24 months. The U.S.GAAP adjustment represents the reversal of the differences between the amounts recorded under Brazilian Accounting Principles and U.S. GAAP. As of December 31, 2005 the Company recorded all the RTE’s different effects of this accounting

Additionally, the Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This income is recorded on invoicing by the concessionaires, which also establish a provision in respect of expenditure not yet incurred for these programs, as mentioned in notes 2, 23 and 27. A parcel of the amounts realized includes capitalized amounts. In accordance with U.S. GAAP, the provisions of SFAS 71 require recognition of the amount invoiced in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss). Accordingly, the US GAAP adjustment refers to the reversal of the income corresponding to the expenditure capitalized with the research and development and energy efficiency programs, and is only recognized on amortization of these assets.

Following is a summary of regulatory assets and liabilities under U.S.GAAP, excluding RGE, which is accounted for under equity method under U.S. GAAP (see item t) below):

	As of December 31,
	Current		Noncurrent
	2005	2004	2005	2004
		As restated –		As restated –
		Note 38		Note 38
Accounts receivable
RTE – extraordinary tariff adjustment	259,988	226,835	157,024	215,063
Tariff Review and Tariff Adjustment	46,567	2,360	33,100	—
Free Energy	101,159	99,789	180,000	186,975
PIS and COFINS – Generators Pass-Through	11,534	—	—	—
Deferred cost variations
Parcel “A”	—	—	486,626	408,757
CVA	452,185	418,532	19,919	151,432
Prepaid Expenses
PIS and COFINS — change in legislation	22,251	—	1,898	30,089
Surplus Energy from 2005 (Auctions)	27,003	—	17,209	—
Others assets
PERCEE- rationing program implementation cost	172	3,627	—	—
Low income consumers’ Subsidy - losses	43,200	41,697		—
Suppliers
Free energy	(90,218)	(91,838)	(201,982)	(229,874)
PIS and COFINS – Generators Pass-Through	(11,456)	—	—	—
Deferred gain variations
Parcel “A”	—	—	(10,720)	(9,004)
CVA	(254,210)	(140,452)	—	(33,523)
Other liabilities
Tariff Review	(103,182)	—	—	(71,113)
Low income consumers’ Subsidy — gains	(5,400)	(5,175)	—	—
Research and Development and Energy Efficiency Programs	(60,423)	(42,629)	(137,611)	(91,941)

Total	439,170	512,746	545,463	556,861

f)	Comprehensive income

Brazilian Accounting Principles do not encompass the concept of Comprehensive income. Under U.S. GAAP, SFAS 130, “Reporting comprehensive income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the additional minimum liability of the pension plan and the related deferred tax and minority interest effects that were recorded as adjustments directly to shareholders’ equity and have been considered as other comprehensive income.

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

Under Brazilian Accounting Principles, the Company recorded goodwill arising from the acquisition of minority interest of CPFL Paulista, CPFL Piratininga and CPFL Geração. Consequently, the U.S. GAAP adjustments represent the reversal of the goodwill and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

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

The principal business combinations occurred in 2005, are as follows:

As described in Note 15, on May 6, 2005, the Company acquired 0.093% voting interest in CPFL Geração for R$ 1,606, in an auction held in the São Paulo Stock Exchange – BOVESPA.

As described in Note 15, on June 20, 2005, the Company acquired 2.89% voting interest in CPFL Geração for R$ 85,577, from minority shareholders.

As described in Note 15, on November 22, 2005, CPFL Paulista acquired 2.59% voting interest in CPFL Piratininga for R$ 55,407, from minority shareholders.

As described in Note 15, on November 23, 2005, the Company acquired 5.06% voting interest in CPFL Paulista for R$ 468,201, from minority shareholders.

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

As described in Note 14, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted yearly by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease. Under U.S. GAAP, using the criteria set forth in SFAS No. 13, “Accounting for Leases,” the lease is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. The assets relating to this lease are presented separately in Note 14.
     Following are the components of the net investment in this lease:

	Year ended December 31,
	2005	2004
Net investment in direct financing lease – current	42,660	41,089
Net investment in direct financing lease – non-current	555,362	604,528

Total net investment in direct financing lease	598,022	645,617

Minimum lease payments receivable (*)	5,959,715	5,551,778
Less: Unearned income	(5,361,693)	(4,906,161)

Total net investment in direct financing lease	598,022	645,617

(*)	At December 31, 2005, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 286,207 in 2006, R$ 286,207 in 2007, R$ 286,992 in 2008, R$ 286,207 in 2009 and R$ 286,207 in 2010.
j)	Pension and Other Benefits

Under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista and CPFL Geração. With the enactment of CVM Resolution No. 371 of December 13, 2000, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. As allowed by CVM Resolution No. 371/2000, the Company elected to record the parcel of actuarial liabilities in excess of plan assets as of December 31, 2001 over five years, commencing January 2002 (Note 2). The parcel already accrued was offset against such net obligation.

Under U.S. GAAP, SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” require recognition of costs on a more comprehensive accrual basis. In addition, U.S. GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets. Such assets must be stated at fair value, as adjusted for certain reconciling items. The disclosures required by SFAS No. 132 (Revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106” are presented in Note IV a below.

k)	Derivatives

As discussed in Note 33, in order to minimize its financing costs and to manage interest rate exposure, the Company enters into cross currency swap agreements to effectively convert a parcel of its U.S. dollar denominated variable-rate debt to Brazilian reais accruing interest at the CDI rate (Interbank deposit rate). The Company also uses foreign exchange forward contracts from time to time to manage its exposure to movements in foreign exchange rates on debt maturities and interest payments. Under Brazilian Accounting Principles, any differential to be paid or received under these contracts is recorded as an asset or liability with a corresponding adjustment to interest expense in the statement of operations. The fair value of these contracts is not recognized in the consolidated financial statements.

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

In February 2004, the investee CERAN, obtained a loan from BNDES to exploit the hydroelectric potential of the Rio das Antas complex. The total loan obtained by CERAN, totaling R$ 435,805 is to be released by the financial institution in several tranches scheduled to be amortized by CERAN from December 2005 through January 2018. As of December 31, 2005, this loan amounted to R$ 258,831. Although CPFL Geração has a 65% ownership interest in CERAN, CPFL Energia issued a guarantee for 100% of the loan. In exchange for this guarantee, the other shareholders reimburse CPFL Energia on a quarterly basis, proportionally to their respective ownership interest, an amount representing 1.5% per year of the average outstanding loan balance, paid on a quarterly basis. These payments are recorded as a financial income under Brazilian Accounting Principles. For this loan, in addition to the guarantee issued by CPFL Energia there are other guarantees given by CERAN shareholders’, such as the pledge of their shares and the rights emerging from the concession. In case of default, CPFL Energia may take judicial action against CERAN, and attempt to recover any amounts disbursed.

In April 2005, the investee ENERCAN, obtained a loan from IDB to finance the Campos Novos Hydropower Plant. The loan obtained by ENERCAN, totaling US$ 75 million, is schedule to be amortized in 49 quarterly installments from June 2007. As of December 31, 2005, this loan amounted to R$ 141,859. Although CPFL Geração has a 48.72% ownership interest in the ENERCAN, the Company issued a guarantee for 57.27% of the loan, up to December 2007. The effective date of this guarantee is up to the Project Completion Date.

Under U.S. GAAP, the Company does not consolidate CERAN and ENERCAN, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantee issued amounting to R$ 29,997 and R$ 3,036 for CERAN and ENERCAN, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee.

The offsetting entries were recorded as asset and are being realized through:

a) CERAN guarantee — (i) reimbursement to CPFL Energia by the other CERAN shareholders representing 35% ownership and; (ii) realization of the amount relating to the Company’s investment, which represents 65% ownership in CERAN.

b) ENERCAN guarantee — realization of 57.27% given by the Company, as mentioned above, up to the Project Completion Date.

As of December 31, 2005, liabilities relating to the guarantees given to CERAN totaled R$ 29,997 (R$ 29.997 in 2004), and the assets amounted to R$ 25,745 (R$ 28,279 in 2004), of which R$ 15,853 (R$ 18,223 in 2004) refers to the costs of CPFL Energia and R$ 9,892 (R$ 10,056 in 2004) refers to the accounts receivable from the other CERAN shareholders.

As of December 31, 2005, liabilities relating to the guarantees given to ENERCAN totaled R$ 3,036, and the assets amounted to R$ 2,282.

m)	Subscription rights granted to International Finance Corporation – IFC

As discussed in Note 24, in connection with a loan obtained from the IFC, CPFL Energia subscription rights granted the IFC the right to subscribe a number of ordinary shares of CPFL Energia equal to the principal and interest accrued, divided by the price of the subscription rights issued during the fiscal period. These subscription rights were exercise on May and June 2005. The price adopted in the respective dates was 17.57 and 17.71 (price practiced in the IPO was R$17.22 per share, adjusted according to the variation of the TJLP (Long-Term Interest Rate)). The Company determined that the value of this subscription right was “de minimis” on the date of its issuance. Therefore, no adjustment was recorded for U.S. GAAP purposes, as established in the APB 14 (“Accounting Principles Board Opinion nº 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”).

n)	U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

RGE, CERAN, ENERCAN, BAESA, Foz do Chapecó and Sul Geradora are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The principal U.S. GAAP adjustments that affect the Company’s accounting for the results of RGE are as follows:
•	Capitalization of interest costs

•	Deferred costs

•	Accounting for the effects of regulation

•	Derivatives

•	Pensions

•	Reversal of goodwill recorded under Brazilian Accounting Principles, net of amortization

•	Deferred income tax effect of the above adjustments
For the remaining jointly-controlled subsidiaries, the U.S. GAAP basic adjustments are related to capitalized costs, the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession and derivative contracts.

The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity above.

o)	Share Issuance Costs

The Company recorded as expenses the costs related to the public offering of shares. Under U.S. GAAP, costs related to public offering of shares are deducted from the proceeds received from such offering. This difference has no net effect on shareholders’ equity.

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

According to U.S. GAAP, the Company recorded an additional asset for deferred income tax and social contribution and a respective full valuation allowance for the realization of this additional asset in 2005, in the amount of R$ 10,445 (R$ 23,794 in 2004). Accordingly, this difference has no impact in shareholder’s equity and net income for the periods presented.

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

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2003 the Company did not have any potentially dilutive securities outstanding. Consequently, diluted earnings per share is equal to basic earnings per share for 2003. For 2004 and 2005, in connection with subscription rights granted to IFC, the Company has potentially dilutive securities outstanding.

The computation of basic earnings per share is as follows:

	December 31,
	2005	2004	2003
		As restated – Note 38
Net income under U.S. GAAP	1,109,760	358,576	180,926
Weighted average number of common shares outstanding during the period for basic EPS computation	458,295,875	421,440,789	353,454,466
Basic earnings per share – R$	2.421	0.851	0.512
The computation of diluted earnings per share is as follows:

	December 31,
	2005	2004	2003
		As restated – Note 38
Net income under U.S. GAAP	1,109,760	358,576	180,926
Adjusted for: Interest expense and exchange rate variation gains, net of taxes of 2,302 (R$2,160 of 2004)	(4,470)	(4,193)	—
Net income under U.S. GAAP adjusted	1,105,290	354,383	180,926
Weighted average number of common shares	458,295,875	421,440,789	353,454,466
Plus: incremental weighted average shares from assumed conversion of IFC loan	3,562,146	1,625,283	—
Weighted average number of common shares outstanding during the period for diluted EPS computation	461,858,021	423,066,072	353,454,466

Diluted earnings per share – R$	2.393	0.838	0.512
Earnings (Loss) per share under Brazilian Accounting Principles considering the number of shares retroactively restated to reflect the reverse stock split, occurred in 2004, would have been as follows:

	December 31,
	2005	2004	2003
		As restated – Note 38
Net income (loss) under Brazilian Accounting Principles	1,021,278	268,517	(295,435)
Weighted average number of common shares outstanding as adjusted for the reverse stock split	458,295,875	421,440,789	353,454,466
Earnings (loss) per share – R$ as adjusted for the reverse stock split	2.228	0.638	(0.836)

t)	Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are RGE, CERAN, ENERCAN, BAESA, FOZ DO CHAPECÓ and Sul Geradora, in which the Company has a 67.07%, 65.00%, 48.72%, 25.01%, 66.67% and 67.23% ownership interest, respectively, for all periods presented. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP. Summarized balance sheet and income statement information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,
	2005	2004
		As restated
		– Note 38
Current assets	400,914	324,291
Noncurrent assets	1,226,120	995,474

Total assets	1,627,034	1,319,765
Current liabilities	414,017	421,306
Long-term liabilities	1,213,017	898,459

Total liabilities and shareholders’ equity	1,627,034	1,319,765

	Year ended December 31,
	2005	2004	2003
		As restated – Note 38
Operating revenues	1,483,445	1,286,586	1,067,128
Operating income	153,381	125,761	77,159
Cash flow provided by operating activities	75,742	109,263	116,218
Cash flow used in investing activities	(278,073)	(358,517)	(390,314)
Cash flow provided by financing activities	230,549	197,189	346,131
u)	Subsequent Acquisitions:

In June, 2006 the Company acquired 100% share equity of (i) Ipê Energia Ltda., that owns 213,495,786 common shares and 50,221,954 preferred shares corresponding to 32.69% of the total shares of RGE, and 70,683,052 common shares corresponding to 32.75% of the total shares of Sul Geradora; (ii) PSEG Brasil Ltda; and (iii) PSEG Trader S.A. Ipê Energia Ltda., PSEG Brasil Ltda. and PSEG Trader S.A. are now know as CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively.

Up to the time of this acquisition, the Company shared the control of RGE and Sul Geradora with PSEG. After this acquisition, these subsidiaries will be controlled solely by CPFL Energia, which will indirectly own 99.76% and 99.95%, respectively, of their total shares.

The amount to be paid by this acquisition is equivalent to US$ 185 million and the Company will account for this acquisition under U.S. GAAP using the Purchase Method of Accounting.

Up to December 31, 2005, RGE and Sul Geradora were proportionally consolidated in the Company’s financial statements in accordance with Brazilian Accounting Principles, while under U.S. GAAP, the Company was required to register the investment in the jointly-controlled subsidiaries by the equity method of accounting. After this acquisition is completed, RGE and Sul Geradora will be fully consolidated also for U.S. GAAP purposes.

The principal assets and liabilities acquired are related to the investment hold by Ipê Energia Ltda., corresponding to 32.69% of RGE’s total capital. The following information shows the amount assigned to each major account captions under RGE’s financial statements prepared in accordance with Brazilian Accounting Principles as of and for the year ended December 31, 2005:

Total Assets	2,325,572
Shareholder’s Equity	1,142,161

Gross Revenue	2,208,404
Net Operating Revenue	1,503,261
Income from Services	210,923
Net Income	113,660
IV –	SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits and amendment of FASB Statements n. 87, 88 and 106 are presented below.

The following information does not consolidate the balances of RGE, which is proportionately consolidated under Brazilian Accounting Principles:

Obligations and Funded Status

	As of December 31,
	2005	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	2,970,087	2,923,889	2,338,813
Service cost	6,151	6,693	7,495
Interest cost	323,872	320,048	256,432
Actuarial loss (gain)	(29,817)	(74,749)	497,802
Benefits paid during the year	(220,877)	(205,906)	(176,653)
Unrecognized prior service cost	—	112	—
Benefit obligation at end of year	3,049,416	2,970,087	2,923,889

Change in plan assets
Fair value of plan assets at beginning of year	1,907,324	1,597,666	1,376,161
Actual return on plan assets	250,614	396,685	283,482
Participant’s contributions	2,116	2,057	1,894
Sponsor’s contributions	119,338	116,822	112,782
Benefits paid	(220,877)	(205,906)	(176,653)
Fair Value of plan assets at end of year	2,058,516	1,907,324	1,597,666

Funded status	(990,900)	(1,062,763)	(1,325,318)
Unrecognized actuarial losses	63,289	105,251	406,009
Unrecognized prior service cost	98	112	—
Net amount recognized under U.S. GAAP	(927,513)	(957,400)	(919,309)
Accumulated other comprehensive loss	(134,235)	(137,491)	(421,431)
Accrued liability under U.S. GAAP	(1,061,748)	(1,094,891)	(1,340,740)
Amount recognized under Brazilian Accounting Principles	874,259	853,785	770,056
Less: Proportionate accrued benefit liability of RGE	(1,312)	(3,307)	(3,847)
U.S. GAAP adjustment to equity	(188,801)	(244,413)	(574,531)

Amounts recognized in the statement of financial position consist of:

	As of December 31,
	2005	2004	2003
Accrued benefit liability under U.S. GAAP	(1,061,748)	(1,094,891)	(1,341,645)
Accumulated other comprehensive income	134,235	137,491	421,431

Net amount recognized under U.S. GAAP	(927,513)	(957,400)	(920,214)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,
	2005	2004	2003
Projected benefit obligation	3,049,416	2,970,087	2,923,889
Accumulated benefit obligation	3,039,991	2,961,611	2,916,144
Fair value of plan assets	2,058,516	1,907,324	1,597,666
Components of Net Periodic Benefit Cost

	As of December 31,
	2005	2004	2003
Service cost	(6,151)	(4,275)	(4,647)
Interest cost	(323,872)	(320,048)	(256,432)
Expected return on plan assets	244,760	176,541	151,111
Amortization of deferred gains (losses) , net	2,696	(7,132)	1,994

Net periodic benefit cost under U.S. GAAP	(82,567)	(154,914)	(107,974)
Net periodic benefit cost under Brazilian Accounting Principles	138,925	202,165	126,350
Less: Proportionate net periodic benefit income (cost) of RGE	1,390	(1,073)	(3,344)

U.S. GAAP adjustment to net income	57,748	46,178	15,032

Additional information
Fair Value of liability recognized under U.S.GAAP from purchase accounting	(2,066)	—	—
Increase (decrease) in additional minimum liability included in other comprehensive income	4,202	(283,940)	319,391
The components of the projected net periodic pension costs for 2006 are as follows:

Cost of service	(3,462)
Interest on actuarial liabilities	(332,548)
Expected return on plan assets	342,145
Amortization of deferred losses	524

Total income	6,659

Administrative expenses	(4,035)

Assumptions used were as follows:

	2005	2004	2003
Annual discount rate	6%	6%	6%
Annual expected return on assets	11%	7%	6%
Annual salary increase	2%	2%	2%
Annual benefits adjustments	0%	0%	0%
Long term inflation	5%	5%	5%
Plan Assets
The Company’s pension plans asset allocations as of December 31, 2005 and 2004, by asset category is as follows:

	As of December 31,		Target
			Allocation
	2005	2004	2006
Fixed income investments	72%	77%	72%
Stocks	23%	18%	23%
Real estate	3%	3%	3%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2006, was based on the recommendations for allocation of assets made at the end of 2005 by Fundação CESP, in its Investment Policy. This target may change at any time during 2006, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s pension plans is invested in the fixed income segment and, within the segment, the greater part of the funds is invested in public federal bonds, indexed to the IGP, which is the index for adjusted of the actuarial liabilities of the Company’s plans (defined benefit plans).

The pension plans are monitored by the Company’s Pensions Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of this Committee are the analysis and approval of investment recommendations made by the investment managers of the Fundação CESP.

The objective of the asset management performed by Fundação CESP is to maximize the return on investments, but always seeking to reduce to a minimum the risks of actuarial deficit. Therefore, investments are always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. The ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, the Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: V@R, Tracking Risk, Tracking Error and Stress Test.

The Fundação CESP Investment Policy imposes additional restrictions, which, together with those already laid down by law, define the percentages of diversification for investments in assets issued by or with joint liability with a single legal entity to be used internally. We set forth below some additional restrictions in relation to the limitations on diversification of investments:

a)	Investments in any bonds or marketable securities issued by a single legal entity – financial institution or otherwise — by the parent company, companies directly or indirectly controlled by the entity and associated or other companies under control, may not jointly exceed 10% (ten percent) of the resources guaranteeing each Pension Plan, including not only those purchased on a permanent basis, but also those loaned and subject to purchase and sale agreements and those forming part of the portfolios of funds in which the Pension Plans participate, through Fundacao CESP, in proportion to their respective participations.

b)	In the case of investments in marketable securities issued by or with the joint responsibility of a financial or other institution authorized by the Brazilian Central Bank, and of savings deposits, the total issued, and the joint liability or responsibility of a single institution may not exceed: (i) 25% of the shareholders’ equity of the issuer, in the case of an institution classified as having a low credit risk and 15% of the Fixed Income segment, in the same case; (ii) 10% of the shareholders’ equity of the issuer, in the case of an institution classified as having a medium or high credit risk and 10% of the Fixed Income segment, in the same case;

c)	The total investments in shares of a single company may not exceed: (i) 20% of its voting capital; (ii) 20% of its total capital and (iii) 5% of the total resources guaranteeing each Pension Plan, with the option to increase this limit up to 10% in the case of shares corresponding to 3% or more of IBOVESPA, IBX or FGV-100
Cash flows

Contributions
The Company expects to contribute R$119,339 to its pension plan in 2006.

Expected Benefits
Estimated future benefit payments are as follows:

2006	224,994
2007	236,080
2008	248,885
2009	261,687
2010	275,670
2011 to 2015	1,626,124

b)	Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2005	2004
Concession intangibles	4,931,617	4,648,742
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31,	(1,156,351)	(947,234)

Intangibles, net	4,263,943	4,190,185

Weighted average remaining amortization period (years)	22	23

Aggregate amortization expense for the above intangible assets amounted to R$ 203,656 for the year 2005 which included amortization of the intangible assets recorded as a result of the minority interest exchange transaction (Note 24) and amortization of the projects became operational in 2005 and R$ 181,833 for the years ended December 31, 2004 and 2003, respectively. Intangibles are being amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 192,489 per year.

c)	Segment Information

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

						Total - financial
	Distribution	Generation	Commercialization	Other	Eliminations	Statements
	As restated					As restated –
	– Note 38					Note 38
2005
Revenues	10,100,010	305,557	501,491	—	—	10,907,058
Intersegment revenues	680	130,350	918,314	—	(1,049,344)	—
Operating income (loss) (i)	1,198,794	284,638	224,629	(65,461)	—	1,642,600
Income before income taxes and extraordinary item	—	—	—	—	—	1,430,541
Net income	—	—	—	—	—	1,021,278
Total assets	10,261,520	2,916,056	156,789	517,077	—	13,851,442
Capital expenditures	368,012	254,863	3,525	137	—	626,537
Depreciation and amortization (ii)	312,475	59,242	107	56,134	—	427,958
2004
Revenues	9,066,026	260,873	221,771	—	—	9,548,670
Intersegment revenues	611	69,745	670,798	—	(741,154)	—
Operating income (loss) (i)	835,485	226,675	152,229	(74,377)	—	1,140,012
Income before income taxes and extraordinary item	—	—	—	—	—	568,096
Net income	—	—	—	—	—	268,517
Total assets	9,833,185	2,486,785	101,496	235,225	—	12,656,691
Capital expenditures	261,200	342,350	2,166	—	—	605,716
Depreciation and amortization (ii)	292,711	52,562	15	42,423	—	387,711
2003
Revenues	7,762,525	234,738	84,443	—	—	8,081,706
Intersegment revenues	—	56,329	251,090	—	(307,419)	—
Operating income (loss) (i)	392,233	176,218	71,310	(18,415)	—	621,346
Loss before income taxes and extraordinary item	—	—	—	—	—	(155,885)
Net loss	—	—	—	—	—	(295,435)
Total assets	9,732,071	2,181,786	36,676	120,179	—	12,070,712
Capital expenditures	232,776	330,882	724	—	—	564,382
Depreciation and amortization (ii)	737,572	73,766	15	75	—	811,428

(i)	Operating income for the commercialization segment includes the effect of intersegment transactions that have not been eliminated for the purposes of this segment presentation. The commercialization intersegment transactions are principally with the distribution segment.

(ii)	From the total amount of depreciation and amortization described above R$ 154,804 as of December 31, 2005, R$ 136,551 in 2004 and R$ 555,191 in 2003 is classified as Operating Expenses which is comprised of R$ 125,709 (R$ 110,385 in 2004 and R$ 531,993 in 2003) related to Amortization of Goodwill and R$ 29,095 (R$ 26,165 in 2004 and R$ 23,199 in 2003) related to sales, marketing, general and administrative expenses (Note 27).

d)	Income Statement Classification Differences

Under Brazilian Accounting Principles, the Company has classified the amortization of the increase in pension liability that was recorded when the Company adopted CVM Resolution No. 371 as an extraordinary item (Note 20). Under U.S. GAAP, this item is classified as an operating expense.

The Company classifies gains and losses on disposals of permanent assets (mainly property, plant and equipment), materials and, write off of feasibility studies as non-operating income or expense. Under U.S. GAAP, these items are classified as operating income or expense. Gain on disposal of permanent assets, materials and supplies overages and other, loss on disposal of permanent assets, write off of feasibility studies and materials and supplies shrinkage and other amounted to R$ 6,879, R$ (1,855) and R$ 7,529 for the years ended December 31, 2005, 2004, and 2003, respectively.

e)	Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31
	2005	2004	2003
		As restated – Note 38
Operating income under Brazilian Accounting Principles	1,642,600	1,140,012	621,346
Less: jointly-controlled subsidiaries proportionally consolidated	(153,381)	(125,761)	(77,159)
Reclassification of items recorded as nonoperating under Brazilian Accounting Principles considered as operating under U.S. GAAP (excluded RGE):
Gain on disposal of permanent assets	9,308	6,589	12,971
Materials and supplies overages and other	304	1,459	987
Loss on disposal of permanent assets	(2,483)	(5,617)	(2,962)
Write off of feasibility studies	(15)	(3,372)	—
Materials and supplies shrinkage and other	(235)	(914)	(3,467)
Capitalization of interest costs	(4,901)	(4,806)	(1,070)
Capitalization of administrative costs	(12,421)	1,650	1,308
Monetary restatement 1996 and 1997	(1,779)	(1,813)	(1,664)
Depreciation of special obligation	16,381	6,193	4,212
Accounting for the effects of regulation
Extraordinary tariff adjustment	82,695	132,371	146,358
Provision for expenditure on research and development and energy efficiency programs	(21,093)	(17,305)	(10,684)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(20,598)	(23,307)	(19,526)
Effect of disposal of property, plant and equipment	(8,724)	(2,969)	(6,429)
Reversal of goodwill amortization under Brazilian Accounting Principles	117,561	99,730	453,706
Amortization of intangible concession assets under U.S. GAAP	(185,040)	(163,217)	(163,217)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Accounting for the Serra da Mesa lease:
Operating revenues	(48,295)	(40,260)	(38,643)
Operating costs	22,792	20,897	20,247
Pension and other benefits:	8,460	(4,814)	(35,960)
Share issuance costs	—	7,861	—
Deferred costs	5,164	875	(9,734)
Other	653	619	528

Operating income under U.S. GAAP	1,428,337	1,005,485	872,532

	As of December 31,
	2005	2004
		As restated –
		Note 38
Total Assets under Brazilian Accounting Principles	13,851,442	12,656,691
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the respective investments by the equity method	(1,627,034)	(1,315,749)
Capitalization of interest costs	73,921	71,150
Administrative costs capitalized under Brazilian Accounting Principles	(23,522)	(13,241)
Monetary restatement of 1996 and 1997	6,177	12,718
Capitalized deferred costs	—	(1,399)
Accounting for the effects of regulation	—	(157,813)
Depreciation of special obligations	30,222	23,488
Business combinations and goodwill
Basis differences
Tax benefit of merged goodwill, net of income tax effect	(668,935)	(706,916)
Property, plant and equipment	639,189	618,130
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,299,646)	(2,017,378)
Recognition of concession intangible under U.S. GAAP	4,931,617	4,648,742
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,156,351)	(947,234)
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	598,022	645,617
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(766,443)	(788,535)
Derivative contracts	(260)	—
Debt issuance costs related to loan guarantees granted to CERAN and ENERCAN	28,027	28,279
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(128,165)	(148,987)
Deferred costs	(26,493)	(31,657)
Other	(324)	(676)
Deferred income tax effects	(12,444)	(111,749)

Total Assets and U.S. GAAP	13,937,677	12,952,158

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.
f)	Aggregate foreign currency transaction gains (losses)

Total aggregate foreign currency transaction gains (losses) included in financial expense amounted to R$ 52,307 (gain) R$ 23,544 (gain) and R$ 193,850 (gain) for the years ended December 31, 2005, 2004 and 2003, respectively.

g)	Statements of cash flows

The consolidated statements of cash flows for each of the three years in the period ended December 31, 2005 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under Brazilian Accounting Principles.

	2005	2004	2003
		As restated – Note 38
NET INCOME (LOSS)	1,021,278	268,517	(295,435)
ADJUSTMENT TO RECONCILE NET INCOME/LOSS TO CASH PROVIDED BY OPERATING ACTIVITIES
Minority interest	40,371	21,596	1,698
Monetary Restatement of Rationing Regulatory Assets	(243,800)	(171,476)	(179,499)
Provision for losses on realizing the Extraordinary Tariff Recovery	91,805	32,250	—
Differential - 2003 tariff review	(1,031)	81,182	(13,798)
Tariff adjustment 2005	(11,043)	—	—
PIS/COFINS — Change in legislation	(73,545)	(44,813)	—
Depreciation and amortization	427,958	387,711	811,428
Reserve for contingencies	74,494	44,747	83,493
Interest and monetary restatement	(10,651)	100,170	(247,035)
Unrealized loss (gains) on derivative contracts	(21,833)	56,706	246,321
Pension plan costs	124,853	190,481	110,767
Losses on changes in participation in subsidiaries	—	(3,185)	(39,537)
Gain (loss) on disposal of permanent assets	156	5,135	(6,817)
Recognition of tax benefits	(63,146)	(56,364)	(25,875)
Research and Development and Energy Efficiency Programs	49,319	28,264	20,474
Low income subsidy	(21,329)	(36,522)	—
Other	3,845	10,684	9,469

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	(32,575)	(317,886)	—
Accounts receivable	174,171	136,835	346,885
Other receivables	28,868	20,906	220,288
Recoverable taxes	(22,302)	59,365	(2,343)
Material and supplies	(1,628)	355	521
Deferred cost variations	123,652	16,171	(127,674)
Deferred charges	(1,669)	—	—
Escrow deposits	(78,704)	(44,077)	(33,336)
Other	(34,442)	12,315	(30,551)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	251	46,296	(187,411)
Accrued payroll and employee profit sharing	(1,859)	641	(1,811)
Taxes and payroll charges payable	(7,468)	(12,188)	198,836
Deferred gain variations — Parcel A (CVA)	78,995	7,935	112,430
Other credits	—	—	(1,452)
Regulatory charges	(30,559)	25,987	(49,846)
Pension costs	(109,896)	(102,774)	(102,452)
Interest on debts — accrued	44,158	(128,147)	108,829
Loan and financing — interest added to the principal	58,780	134,560	—
Other	12,815	(4,921)	20,037

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,588,289	766,456	946,604

			(Continuation)
	2005	2004	2003
		As restated – Note 38
INVESTING ACTIVITIES
Additions to permanent assets	(626,537)	(605,716)	(564,385)
Special obligations	23,371	31,798	48,440
Additions to deferred charges	(5,433)	(3,459)	(15,696)
Purchase of interest of subsidiaries, net of cash of R$180 acquired	(5,424)	—	—
Proceeds from sale of permanent assets	18,261	9,918	238,699
Financial investments	(157,967)	—	(12,120)
Proceeds from sales of financial investments	11,696	12,120	82,586
Other	(2,387)	—	—

NET CASH USED IN INVESTING ACTIVITIES	(744,420)	(555,339)	(222,476)

FINANCING ACTIVITIES
Loans and financing obtained	1,124,359	1,607,941	1,521,712
Payments of loans and financing	(1,230,116)	(2,225,548)	(3,236,525)
Debt issuance costs	—	(17,746)	(16,096)
Dividends paid	(559,170)	(135,187)	(28,445)
Capital increase	—	684,649	1,200,000
Related parties	—	—	33,179

NET CASH USED IN FINANCING ACTIVITIES	(664,927)	(85,891)	(526,175)

INCREASE IN CASH AND CASH EQUIVALENTS	178,942	125,226	197,953
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	499,838	374,612	176,659

CASH AND CASH EQUIVALENTS — END OF YEAR	678,780	499,838	374,612

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	369,825	238,930	54,984
Interest paid in cash for the year	462,882	689,284	899,983
Conversion of VBC debt to equity	—	—	350,000
TRANSACTIONS NOT AFFECTING CASH:
Conversion of debt into Capital (IFC Subscription Bonus)	98,976	—	—
Acquisition of minority shareholders with share issue	553,778	609,185	—
h)	New Accounting Pronouncements

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, — an amendment of APB 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. The Company will apply this statement in case the exchanges of nonmonetary assets occur in fiscal years beginning after such date.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which replaces APB Opinion 20, Accounting Changes and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.This Statement requires retrospective application to prior period’s financial statements of change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Requires that a change in depreciation, amortization or depletion be accounted for as change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Company applied this statement in case the Accounting Changes and Error Corrections, as described in Note 38.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” an amendment of FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d.	Clarifies that concentrations of credit risk in the form of subordination are not Embedded derivatives

e.	Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this FASB will have an impact on the Company’s financial statement.
In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets”, an amendment of FASB Statement No.140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting

b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
Permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:
a.	Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.

b.	Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.
At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently Measure at fair value.
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.
An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement.
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This Statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This Statement becomes effective on December 31, 2005. Management does not expect the adoption of this FIN will have an impact on the Company’s financial statements.

37.	CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

Condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2005 and 2004 and for each of the three years in the period ending on December 31, 2005 is as follows:

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (UNCONSOLIDATED)

	2005	2004
		As
		restated –
		Note 38
ASSETS
CURRENT ASSETS
Cash and cash equivalents	138,072	102,119
Financial investments (Note 5)	134,303	84,266
Recoverable taxes	60,369	48,838
Dividends receivable	515,494	387,387
Other	1,524	115

	849,762	622,725

NONCURRENT ASSETS
Financial investments (Note 5)	107,681	—
Recoverable taxes	2,787	—
Deferred taxes	72,000	—

	182,468	—

PERMANENT ASSETS
Investments in subsidiaries	2,976,208	2,660,439
Goodwill (Note 15)	1,321,981	1,019,325
Property, plant and equipment	137	—
Other	204	—

	4,298,530	3,679,764

TOTAL ASSETS	5,330,760	4,302,489

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Suppliers	1,908	6,831
Taxes and payroll charges payable	16,625	4,489
Dividends and interest on shareholders’ equity	482,211	140,147
Accrued interest on loans and financing (Note 18)	—	3,556
Loans and financing (Note 18)	—	10,618
Derivative contracts	—	2,934
Other	71	67

	500,815	168,642

LONG TERM LIABILITIES
Loans and financing (Note 18)	—	95,558
Reserve for contingencies	8,533	—
Derivative contracts	25,364	17,178

	33,897	112,736

SHAREHOLDERS’ EQUITY
Common stock (without par value, 2005 – 5,479,756,730 authorized, 479,756,730 issued and outstanding: 2004 - 5,451,628,769 authorized, 451,628,769 issued and outstanding)	4,734,790	4,082,036
Treasury shares	(8)	—
Profit reserves	61,266	13,946
Retained earnings	—	(74,871)

	4,796,048	4,021,111

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,330,760	4,302,489

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003 (UNCONSOLIDATED)

	2005	2004	2003
		As restated – Note 38
OPERATING EXPENSES
General and administrative expenses	(9,327)	(32,018)	(18,343)
Amortization of goodwill	(56,134)	(42,359)	—

	(65,461)	(74,377)	(18,343)

EQUITY IN EARNINGS OF INVESTEES	916,818	466,658	16,640

FINANCIAL EXPENSE
Financial income	47,316	42,087	13,317
Financial expense	(23,457)	(168,472)	(307,049)

	23,859	(126,385)	(293,732)

NONOPERATING INCOME (EXPENSE)
Nonoperating income	9	5,272	—
Nonoperating expense	(658)	(2,651)	—

	(649)	2,621	—

SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	—	—	—
Deferred tax	13,000	—	—

Income tax
Current tax	(160)	—	—
Deferred tax	59,000	—	—

	71,840	—	—

NET INCOME (LOSS) FOR THE YEAR	946,407	268,517	(295,435)

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2005	2004	2003
NET CASH PROVIDED BY OPERATING ACTIVITIES	687,332	(109,374)	(107,349)

INVESTING ACTIVITIES
Purchase of interest in subsidiaries	(2,837)	—	(3)
Increase in property, plant and equipment	(137)	—	—
Financial investments	(130,615)	—	(12,120)
Proceeds from sales of financial investments	11,696	12,120	—
Additions to deferred charges	(204)	—	—
Related parties	—	164,556	(155,246)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(122,097)	176,676	(167,369)

FINANCING ACTIVITIES
Loans and financing obtained	—	324,764	900,000
Payments of loans and financing	—	(931,110)	(1,728,010)
Debt issuance costs	—	—	(16,096)
Dividends paid	(529,282)	(124,825)	—
Capital increase	—	684,650	1,200,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(529,282)	(46,521)	355,894

INCREASE IN CASH AND CASH EQUIVALENTS	35,953	20,781	81,176
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	102,119	81,338	162

CASH AND CASH EQUIVALENTS — END OF YEAR	138,072	102,119	81,338

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:
•	Deferred Taxes — As of December 31, 2005 CPFL Energia recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to period of 10 years.

•	Investments — As of December 31, 2005 and 2004, investments in subsidiaries are comprised as follows:

	2005	2004
		As
		restated –
		Note 38
CPFL Paulista	1,869,332	1,647,223
CPFL Geração	1,106,328	1,013,212
CPFL Brasil	548	4

	2,976,208	2,660,439

•	Goodwill — As of December 31, 2005 and 2004, goodwill is comprised as follows:

	2005	2004
CPFL Paulista (Note 15)	1,268,739	1,018,911
CPFL Geração(Note 15)	53,242	414

	1,321,981	1,019,325

•	Reserve for contingencies — CPFL Energia obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

•	Dividends received — The dividends received are comprised as follows:

	2005	2004	2003
CPFL Paulista	591,410	109,068	2,421
CPFL Geração	—	39,510	1,342
CPFL Brasil	128,125	102,004	—
CPFL Piratininga	170	—	—

	719,705	250,582	3,763

•	Restriction of transfer of funds from subsidiaries – CPFL Paulista, CPFL Piratininga, RGE, Semesa, ENERCAN, CERAN, BAESA, Foz do Chapecó and CPFL Centrais Elétricas qualify as concessionaires of public services. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. As described in Note 18, CPFL Paulista, CPFL Piratininga, RGE, ENERCAN, CERAN and BAESA may have restrictions relating to the payment of dividends.

As of December 31, 2005, total restricted subsidiaries net assets amount to R$ 2,484,320 composed as follows:

CPFL Paulista	1,869,332
ENERCAN, CERAN, BAESA and Foz do Chapecó	391,795
Centrais Eletricas	139,960
Semesa	83,233

2,484,320

The RGE shareholder’s Agreement restricts the payment of dividends in excess of the legal minimum under Brazilian corporate law without approval by the other investor in RGE.
38.	RESTATEMENTS OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s 2004 financial statements, the Company’s management determined that the transactions related to Research and Development and Energy Efficiency Program were not properly recorded. As a result, the Company restated its accompanying financial statements to reflect the effects of ANEEL Resolution 176, of November 28, 2005, and the provisions of the Brazilian Institute of Independent Auditors (“IBRACON”) Technical Interpretation n. 03/06, of January 23, 2006, which clarified the guidelines to account for the transactions related to Research and Development and Energy Efficiency Program. Because of this clarification, the Company recorded a liability related to the funds already collected from its consumers but not expended on the Programs. The Company have not expended this funds because of time spent on preparing for the projects and the process of ANEEL approval. Because this issue was considered a prior period error, the Company recorded such liability against Retained Earnings in its statutory financial statements as of and for the year ended December 31, 2005, as prior year adjustments. However, because the USGAAP has different guidelines related to the correction of prior period errors, this issue required the restatement of the Company’s financial statements as of and for the years ended on December 31, 2004, 2003 and 2002, in order to record such adjustments in the corresponding years.

Additionally, the Company recorded a liability related to the funds already collected from its consumers but expended on Property, Plant and Equipment, not yet depreciated, of the Research and Development and Energy Efficiency Program. This issue was only recorded in the USGAAP financial statements, presented in the reconciliation of the shareholders’ equity and net income (loss), as there was no requirement to record such adjustment in the accompanying consolidated financial statements prepared in accordance with Brazilian Accounting Principles.

	2004		2003
	As		As
	previously		previously
	reported	As restated	reported	As restated
Brazilian accounting practices:
Total assets	12,618,121	12,656,691	12,041,751	12,070,712
Total liabilities	8,522,139	8,635,580	8,652,617	8,737,794
Shareholders equity	4,095,982	4,021,111	3,389,134	3,332,918
Operating income	1,168,276	1,140,012	641,820	621,346
Net income (loss)	287,172	268,517	(281,922)	(295,435)

U.S. GAAP:
Total assets	12,908,248	12,952,158	12,627,717	12,657,787
Shareholders’ equity	5,277,268	5,178,325	4,191,520	4,122,635
Operating income	1,045,983	1,005,485	899,695	872,532
Net income	388,634	358,576	202,046	180,926
The summary of the effects of the restatement assigned to each major asset, liability and income statement of condensed unconsolidated statements are restated as follows:

	2004		2003
	As		As
Condensed unconsolidated	previously		previously
statements	reported	As restated	reported	As restated
Brazilian accounting practices:
Total assets	4,377,360	4,302,489	4,249,563	4,193,347
Total liabilities	281,378	281,378	860,429	860,429
Shareholders equity	4,095,982	4,021,111	3,389,134	3,332,918
Net income (loss)	287,172	268,517	(281,922)	(295,435)

PricewaterhouseCoopers
Rua Mostardeiro, 800, 8° e 9°
90430-000 Porto Alegre RS — Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Rio Grande Energia S.A.
1	We have audited the accompanying consolidated balance sheets of Rio Grande Energia S.A. and its subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rio Grande Energia S.A. and its subsidiary as of December 31, 2005 and December 31, 2004 and the results of their operations, the changes in stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2005, in accordance with accounting practices adopted in Brazil.

4	As discussed in Note 12 (g), effective as from January 1, 2004, the Company changed the period and criteria of amortization of goodwill and the classification of such amount within the consolidated balance sheet.

Rio Grande Energia S.A.
5	As discussed in Note 3 (a), the Company has adjusted its financial statements as of December 31, 2004 and 2003 and for the years then ended to recognize liabilities with respect to contractually required expenses on energy efficiency programs and research and development.
Porto Alegre, 2 de junho de 2006

PricewaterhouseCoopers
Auditores Independentes

RIO GRANDE ENERGIA S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(In thousand of reais)

		Restated
	2005	2004
Assets
Current assets
Cash and banks	20,947	23,227
Financial investments (note 5)	952	5,663
Consumers, concessionaires and licencees (note 6)	364,744	307,881
Allowance for doubtful accounts (note 6)	(31,293)	(10,401)
Taxes to offset (note 7)	39,495	36,808
Deferred income tax and social contribution (note 8)	37,382	19,418
Inventories	4,876	4,376
Deferred costs variations (note 9)	54,166	67,686
Prepaid expenses	3,062	5,836
Other credits (note 10)	22,200	27,771

	516,531	488,265

Long-term receivables
Financial investments (note 5)	15,813	5,024
Consumers, concessionaires and licencees (note 6)	30,629	24,263
Allowance for doubtful accounts (note 6)	(5,149)	—
Taxes to offset (note 7)	9,952	6,160
Deferred income tax and social contribution (note 8)	41,110	47,026
Judicial deposits (note 23)	18,308	16,531
Deferred costs variations (note 9)	28,223	54,331
Prepaid expenses	3,005	1,225
Other credits (note 10)	3,336	4,873

	145,227	159,433

Permanent assets
Investments (note 11)	—	940
Property, plant and equipment (note 12)	1,645,263	1,612,495
Deferred charges (note 13)	18,551	21,628

	1,663,814	1,635,063

Total assets	2,325,572	2,282,761

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(In thousand of reais)

		Restated
	2005	2004
Liabilities
Current liabilities
Suppliers (note 14)	145,662	125,717
Payroll	1,103	1,193
Debentures (note 15)	10,939	—
Loans and financing (note 16)	216,476	331,431
Regulatory fees (note 17)	4,542	11,219
Taxes and social contributions (note 18)	46,067	75,282
Deferred income tax and social contribution (note 8)	16,807	—
Dividends (note 19)	63,071	46,752
Accounts payable for retirement incentives (note 20)	7,458	6,555
Deferred gain variations (note 9)	12,754	12,053
Estimated liabilities (note 21)	6,663	6,199
Other accounts payable (note 22)	39,412	21,952

	570,954	638,353

Long-term liabilities
Debentures (note 15)	230,000	—
Loans and financing (note 16)	206,174	325,004
Deferred income tax and social contribution (note 8)	115,463	139,772
Accounts payable for retirement incentives (note 20)	14,452	22,952
Deferred gain variations (note 9)	1,872	6,981
Provisions for contingencies (note 23)	37,171	40,662
Estimated liabilities (note 21)	998	971
Other accounts payable (note 22)	6,327	13,286

	612,457	549,628

Stockholders’ equity (note 24)
Capital	830,457	784,430
Capital reserves	69,673	69,673
Revaluation reserve	235,291	251,970
Profit reserve	7,221	1,538
Accumulated deficit	—	(12,350)
Treasury shares	(481)	(481)

	1,142,161	1,094,780

Total liabilities	2,325,572	2,282,761

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31
(In thousand of reais, except net income per thousand shares)

		Restated
	2005	2004	2003
Operating revenues (note 25)
Electricity sales to final customers	2,148,487	1,862,796	1,552,642
Electricity sales to distributors	30,566	27,157	22,333
Revenue from providing electrical network access	13,033	893	619
Other operating revenues	16,318	17,918	15,506

	2,208,404	1,908,764	1,591,100

Deductions from operating revenues
Value-Added Tax on Sales and Services (ICMS)	(461,655)	(358,132)	(299,186)
Social Integration Program (PIS)	(35,898)	(25,007)	(25,606)
Social Contribution on Revenues (COFINS)	(162,764)	(117,113)	(46,556)
Global reversal reserve	(10,758)	(9,941)	(11,409)
Emergency capacity charge	(34,068)	(42,122)	(39,222)

	(705,143)	(552,315)	(421,979)

Net operating revenues	1,503,261	1,356,449	1,169,121

Cost of electricity services
Cost of electricity (note 26)
Electricity purchased for resale	(733,582)	(692,883)	(592,883)
Charges for the use of electric network	(162,917)	(129,487)	(75,293)

	(896,499)	(822,370)	(668,176)

Cost of operations
Personnel	(18,209)	(22,868)	(24,443)
Private pension entity	(355)	(788)	(627)
Material	(6,643)	(7,320)	(6,519)
Third-party services	(17,038)	(15,503)	(13,646)
Depreciation and amortization	(47,731)	(43,057)	(47,141)
Fuel consumption account	(67,570)	(56,590)	(52,610)
Energy development account	(46,954)	(30,846)	(14,202)
Other operating costs	(4,120)	(6,009)	(4,305)

	(208,620)	(182,981)	(163,493)

Cost of services rendered to third parties
Personnel	(74)	—	—
Depreciation and amortization	(544)	(461)	(379)
Maintenance	(349)	(312)	(257)

	(967)	(773)	(636)

Gross operating profit	397,175	350,325	336,816

Operating expenses (note 27)
Selling	(82,684)	(51,734)	(42,194)
General and administrative	(91,419)	(76,498)	(59,828)
Amortization of goodwill	(12,149)	(15,779)	(112,027)

	(186,252)	(144,011)	(214,049)

Income from services	210,923	206,314	122,767

Financial income (expense) (note 28)
Income	40,480	36,895	29,352
Expense	(141,112)	(126,593)	(167,746)

	(100,632)	(89,698)	(138,394)

Operating income	110,291	116,616	(15,627)

Non-operating income (expense) (note 29)
Income	1,323	1,457	668
Expense	(17,505)	(14,634)	(6,981)

	(16,182)	(13,177)	(6,313)

Income before social contribution and income tax	94,109	103,439	(21,940)
Social contribution (note 8)	5,175	(18,265)	3,428
Income tax (note 8)	14,376	(49,932)	9,523

Net income for the year	113,660	35,242	(8,989)

Net income per thousand shares — R$	140.81	45.45	(11.59)
The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31
(In thousand of reais)

		Capital reserves				Profit reserve	Restated
		Premium on	Remuneration for				Retained earnings
		subscription	company’s capital	Investment	Revaluation		(accumulated	Treasury	Restated
	Capital	of shares	goods and rights	subsidies	reserve	Legal reserve	deficit)	shares	Total
Balances as of December 31, 2002 as restated	784,430	125,161	6,916	221	—	—	(246,629)	(481)	669,618

Constitution of revaluation reserve	—	—	—	—	416,421	—	—		416,421
Deferred taxes on revaluation	—	—	—	—	(136,648)	—	—		(136,648)
Realization of revaluation reserve	—	—	—	—	(10,852)	—	10,852		—
Realization of deferred taxes on revaluation	—	—	—	—	—	—	5,587		5,587
Net loss for the year	—	—	—	—	—	—	(8,989)		(8,989)

Balances as of December 31, 2003 as restated	784,430	125,161	6,916	221	268,921	—	(239,179)	(481)	945,989

Net income for the year	—	—	—	—	—	—	35,242	—	35,242
Realization of revaluation reserve	—	—	—	—	(16,951)	—	16,951	—	—
Waiver by preferred stockholders to fixed dividends	—	18,000	—	—	—	—	—	—	18,000
Capitalization of part of the fixed dividends (note 34.d)	—	141,714	—	—	—	—	—	—	141,714
Absorption of 2003 accumulated deficit balance determined on the financial statements for statutory and regulatory purposes	—	(222,339)	—	—	—	—	222,339	—	—
Appropriation of net income for the year: (note 19)
Legal reserve	—	—	—	—	—	1,538	(1,538)	—	—
Proposed dividends:
Preferred shares (per group of thousand shares — R$64.33)							(9,310)		(9,310)
Common shares (per group of thousand shares — R$58.48)							(36,855)		(36,855)

Balances as of December 31, 2004 as restated	784,430	62,536	6,916	221	251,970	1,538	(12,350)	(481)	1,094,780

Net income for the year	—	—	—	—	—	—	113,660	—	113,660
Realization of revaluation reserve	—	—	—	—	(16,679)	—	16,679	—	—
Capital increase — share subscription (note 24)	46,027	—	—	—	—	—	—	—	46,027
Appropriation of net income for the year: (note 19)
Legal reserve	—	—	—	—	—	5,683	(5,683)	—	—
Interim dividends approved by Supervisory Board meeting as of 11/18/2005:
Preferred shares (per group of thousand shares — R$66.93)							(10,084)	—	(10,084)
Common shares (per group of thousand shares — R$60.84)							(39,916)		(39,916)
Proposed dividends:
Preferred shares (per group of thousand shares — R$83.40)							(12,565)		(12,565)
Common shares (per group of thousand shares — R$75.82)							(49,741)		(49,741)

Balance as of December 31, 2005	830,457	62,536	6,916	221	235,291	7,221	—	(481)	1,142,161

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31
(In thousand of reais)

		Restated
	2005	2004	2003
FINANCIAL RESOURCES WERE PROVIDED BY
Operations
Net income for the year	113,660	35,242	(8,989)
Expenses (income) not affecting net working capital
Depreciation and amortization	64,835	56,317	57,523
PIS and COFINS credit on depreciation and amortization	—	3,002	1,129
Amortization of goodwill	12,149	15,779	112,027
Provisions for contingencies	3,874	7,398	3,808
Long-term interest, monetary and exchange variations	3,340	28,370	42,823
Losses in property, plant and equipment write-offs	20,492	16,317	6,748
Losses in deferred asset write-offs	257	—	—
Provision for losses in investments	940	—	—
Deferred income tax and social contribution	8,530	46,263	(12,951)

	228,077	208,688	202,118

Stockholders
Capital increase — share subscription (note 24)	46,027	—	—
Waiver by preferred stockholders to fixed dividends	—	18,000	—
Capitalization of part of the fixed dividends (note 34.d)	—	141,714	—

	46,027	159,714	—

Third parties
Loans and financing	275,858	240,374	88,885
Consumer contributions and donations	12,351	9,697	9,013
Account to offset variations in Portion “A”	2,950	4,039	13,738
Other additions to long-term liabilities	7,195	19,556	15,705
Long-term receivables transferred to current	43,435	64,512	73,759

	341,789	338,178	201,100

Total funds obtained	615,893	706,580	403,218

FINANCIAL RESOURCES WERE USED FOR
Long-term receivables	37,019	55,511	108,628
Long-term liabilities	18,242	21,524	169,972
On property, plant and equipment	138,976	98,022	62,432
On deferred assets	799	1,952	4,027
Long-term liabilities transferred to current	212,886	324,389	70,603
Proposed dividends and Interim dividends (note 19)	112,306	46,165	—

Total funds used	520,228	547,563	415,662

(Decrease) increase in net working capital	95,665	159,017	(12,444)

CHANGES IN NET WORKING CAPITAL
Current assets:
At the beginning of the year	488,265	434,243	405,114
At the end of the year	516,531	488,265	434,243

	28,266	54,022	29,129

Current liabilities:
At the beginning of the year	638,353	743,348	701,775
At the end of the year	570,954	638,353	743,348

	(67,399)	(104,995)	41,573

(Decrease) increase in net working capital	95,665	159,017	(12,444)

The accompanying notes are an integral part of these financial statements.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
1	OPERATIONS

Rio Grande Energia S.A., a listed corporation, is a public concessionaire of electric energy authorized to operate in the Northern and Northeastern Regions of the State of Rio Grande do Sul. It was formed on July 28, 1997 under the name Companhia Norte-Nordeste de Distribuição de Energia Elétrica (CNNDEE), and became a private company on October 21, 1997, when its name was changed to Rio Grande Energia S.A.

The Company’s main activities are to undertake studies, projects, construction and operation of power plants and transmission and distribution lines for electric energy and to develop activities associated with the rendering of electric energy services. Currently, the Company is focused on operating the concession of electric energy distribution.

2	CONCESSION

On November 6, 1997, the Company and the National Electric Energy Agency (ANEEL) signed the Agreement for the Concession of Electric Energy Distribution 13/1997, which regulates the operation of public electric energy distribution services with adequate technology and methods that guarantee the delivery of services in the area of concession. The term of the concession is 30 years as from the contract signing date, and this period can be extended by ANEEL for an equal period based on the Concession Agreement.

3	PRESENTATION OF FINANCIAL STATEMENTS

The financial statements and explanatory notes are presented in thousand of reais (R$), except when otherwise indicated. They were elaborated based on the accounting practices outlined in the Brazilian Corporate Law, on specific Brazilian Securities Commission (CVM) regulations, and on rules and standards established by the authorities granting the concession (represented by ANEEL) that are applicable to public electric energy utility concessionaires, as described in note 4.
a) Restatement of prior year financial statements and adjustments to financial statements for statutory and regulatory purposes
(i)	Adjustments to financial statements for statutory and regulatory purposes with respect to deferral of foreign exchange losses incurred in 2001

In the financial statements for the year ended December 31, 2001 prepared by the Company for statutory and regulatory purposes, through December 31, 2004, the Company had deferred foreign exchange losses incurred in 2001 on foreign currency-denominated liabilities of its wholly-owned subsidiary Sul Geradora Participações S.A. This accounting treatment was not in accordance with the accounting practices adopted in Brazil, which require exchange variations in foreign currencies to be recognized in income and expenses when they occur. The financial statements for the years ended December 31, 2004 and 2003 were audited by our independent auditors who issued qualified opinions with respect to this matter on February 25, 2005 and January 29, 2004, respectively, and they were published in newspapers, filed with the CVM and approved at the respective annual stockholders’ meetings. As presented in (iii) below, these special purpose consolidated financial statements have been adjusted with respect to the financial statements for statutory and regulatory purposes in order to recognize such exchange loss in 2001 and revert the related amortization expense in 2001 and subsequent years.

(ii)	Restatement of prior year financial statements with respect to liabilities for expenditures on energy efficiency programs and on research and development

Concessionaires of public distribution of electric energy are required to spend at least 1.0% of their annual operating revenue, after deducting ICMS and emergency capacity charges, in programs identified as Energy Efficiency Programs (EEP) and Research and Development (R&D), as prescribed

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
by Law 9991/2000, and amended by Law 10848/2004. Such amount should be spent 50% for EEP and 50% for R&D. Out of the total amounts to be invested in R&D, such amounts should be spent: (i) 40% in research and development projects carried out by the Company or by third parties; (ii) 40% should be paid to a third-party, the Brazilian National Scientific and Technological Development Fund (FNDCT); and (iii) the remaining 20% should be paid to another third-party, the Brazilian Energy Research Company (EPE).

The amounts related to FNDCT and EPE, were accrued on a monthly basis by the Company every year.

In regards to the amounts owed for EEP and item (i) of R&D, for periods through December 31, 2004, the Company did not fully accrue the amounts owed, and only recognized the amounts paid during the year. Thus, the Company recognized such amounts on a cash basis and accumulated within “Services in progress” (see note 10) until the specific projects were finalized when the accumulated amount for each project was expensed.

In December 2005, ANEEL, through Resolution 176/2005 and the Manual for EEP determined that a provision should be recorded for the full amounts required to be spent on EEP, and the Company should apply interest (computed as from December 15, 2005) to those amounts using the SELIC interest rate.

IBRACON, through Technical Notice 03/2006, issued on January 23, 2006, concluded that the non recording of a liability for expenditures on EEP represents an error resulting from misinterpretation of facts. Moreover, the full amounts required to be spent on R&D, item (i), according to the accrual basis should be also recorded.

Technical Notice 03/2006 also required: (a) to recognize a liability against retained earnings as of January 1, 2005 for the amounts accrued but not yet spent as of January 1, 2005 for EEP and R&D, and (b) to record within financial expenses for the year ended December 31, 2005 the cumulative interest on such liability based on the SELIC interest rate computed as from December 15, 2005. As a result, the Company recorded on its financial statements for statutory and regulatory purposes an adjustment to opening retained earnings as of January 1, 2005 for R$ 12,350.

The statutory financial statements for the year ended December 31, 2005 were audited by our independent auditors, published in newspapers, filed with the CVM and approved at the respective annual stockholders’ meeting.

(iii)	Adjustments included in these financial statements with respect to the financial statements for statutory and regulatory purposes and restatement of prior year financial statements

Considering that one of the stockholders of the Company is required to file the audited financial statements of the Company with the United States Securities and Exchange Commission (SEC), and the SEC does not accept qualified opinions, the Company has prepared these special-purpose consolidated financial statements as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 which differ in certain aspects from the financial statements prepared for statutory and regulatory purposes. These financial statements are not intended to replace the financial statements of the Company for statutory and regulatory purposes.

In these financial statements the foreign exchange loss deferral is fully recognized in the 2001 results of operations (not presented herein), and the related amortization expense recognized in 2001 and subsequent periods is being reversed.

In addition, the correction of the error in the accounting for expenditures on EEP and R&D is reflected through the restatement of prior periods, as opposed to recording the adjustment to equity as of

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
January 1, 2005 as required by IBRACON. Restatement of financial statements for prior periods is not required under accounting practices generally accepted in Brazil; however, the CVM has stated that restatement of prior periods enhances comparability of financial statements and a draft Deliberation has been issued for public comments by the CVM proposing the use of restatements for the correction of errors.

The following table presents the reconciliation between stockholders’ equity at December 31, 2004 and 2003 and net income for the years ended December 31, 2004 and 2003 to reflect the differences between (i) the amounts included in the financial statements for statutory and regulatory purposes and as previously reported in the special purposes financial statements filed with the SEC (“As Previously Reported”), and (ii) between the amounts As Previously Reported and As Restated in these financial statements.

	Stockholders’ equity
	December 31,
	2004	2003
As presented in the financial statements for statutory and regulatory purposes	1,107,130	962,829

(i) Reversal of amortization of deferred foreign exchange loss, no tax effect	—	(9,481)

As previously reported	1,107,130	953,348

(ii) Provision for EEP and R&D expenditures	(18,712)	(11,151)
Related tax effect	6,362	3,792

Net effect	(12,350)	(7,359)

As presented in these restated financial statements	1,094,780	945,989

	Net income (loss) for the year
	December 31,
	2004	2003
As presented in the financial statements for statutory and regulatory purposes	30,752	(23,158)

(i) Reversal of amortization of deferred foreign exchange loss, no tax effect	9,481	18,100

As previously reported	40,233	(5,058)

(ii) Provision for EEP and R&D expenditures	(7,561)	(5,956)
Related tax effect	2,570	2,025

Net effect	(4,991)	(3,931)

As presented in these restated financial statements	35,242	(8,989)

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
The restatement has affected the following items in the balance sheet and the income statement:

	As Previously		Reclassification
	Reported	Restatement	(see note 22)	As restated
Balance sheet as of December 31, 2004
Current assets — Deferred income tax and social contribution	17.544	1.874	—	19.418
Long-term assets — Deferred income tax and social contribution	42.538	4.488	—	47.026
Current liabilities — Other accounts payable	16.439	5.513	—	21.952
Long-term liabilities — Other accounts payable	6.459	13.199	(6.372)	13.286
Stockholders’ equity — Accumulated deficit	—	12.350	—	12.350

Statement of Income for the year ended December 31, 2004
Operating expenses	(136.450)	(7.561)	—	(144.011)
Income tax an social contribution	(70.767)	2.570	—	(68.197)

Statement of Income for the year ended December 31, 2003
Operating expenses	(208.093)	(5.956)	—	(214.049)
Income tax an social contribution	10.926	2.025	—	12.951
b) Reclassifications for comparative purposes
Reclassifications have been made to the balance sheet with respect to certain amounts as of December 31, 2004 in order to conform to the presentation as of December 31, 2005. These reclassifications are presented in detail in the explanatory notes.
4	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES
     a) Specific accounting practices
Account plan – the Company adopts the account plan contained in the Accounting Manual for Public Electric Energy Services established through ANEEL Resolution 444/2001.

Accounts to offset variations of non-manageable costs (Portion “A”) – CVA – correspond to variations in non-manageable costs (as defined by ANEEL) associated with the distribution of electric energy and still not included in the energy supply tariffs. These amounts are updated based on the SELIC interest rate up to the balance sheet date and appropriated to the results in accordance with billings made as from the readjustment of rates passed on to consumers (see note 9).

Financial charges and inflation effects – as provided by the General Account Policy Guide of the Accounting Manual for Public Electric Energy Services and CVM Instruction, interest and other financial charges, including inflation and foreign exchange effects for the year, that relate to financing from third parties for investment in construction in progress, were transferred from results to the cost of the related asset.

Indirect costs of construction projects underway – each month, a portion of the central administration expenses are appropriated to construction in progress through allocation of direct expenses with personnel and third-party labor, based on the General and Accounting Guidelines from the Manual for Public Electric Energy Services.

Registration of the energy purchase and sale operations with the Electric Energy Trade Chamber (CCEE) – purchases and sales are recognized on an accrual basis based on information published by such entity (see note 31).

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
     b) General accounting practices
Financial investments – include interest-bearing investments recorded at cost, plus the respective income accrued recorded up to the balance sheet date and reduced to market value, if necessary (see note 5).

Consumers, concessionaires and licensees – accounts receivable include both amounts already billed and receivables related to the energy supplied and not yet billed (see note 6).

Allowance for doubtful accounts – amount considered as sufficient by Management to cover probable losses arising from the collection of receivables (see note 6).

Inventories – valued and recorded at average historical cost and not exceeding its estimated market value. Construction materials are classified within property, plant and equipment.

Investments – recorded at acquisition cost and, when applicable, adjusted to market value.

Property, plant and equipment – Assets purchased up to March 31, 2003 are recorded at market value based on an appraisal report issued by an independent expert, and those acquired after such date are recorded based on the acquisition or construction cost, less accumulated depreciation calculated by the straight-line method based on rates that reflect the useful economic life of the assets (see note 12).

Deferred charges – includes expenses with system implementations, which are amortized over a 10-year period (see note 13).

Suppliers – include liabilities related to energy suppliers, grid usage charges, material and service providers and obligations corresponding to short-term energy bought from the CCEE (see note 14).

Loans, financing and debentures – restated based on monetary or exchange variations including accrued interest up to the balance sheet date (see notes 15 and 16).

Accounts payable for retirement incentives – as stated in the privatization notice, the Company must pay supplementary retirement benefits to employees participating in the CEEE Social Security Foundation (ELETROCEEE) who were granted retirement for years of service by the National Institute of Social Security (INSS) but who do not fulfill all requirements to obtain the benefit. Accordingly, the Company provided the amount, arising from actuarial calculations, of the commitment related to the salary supplements to be paid to the participants or handed over to ELETROCEEE, adjusted to present value at the rate of 12.0% per year. The Company also valued this benefit in accordance with CVM Deliberation 371/2000 through an independent actuarial company. The Company opted to recognize the actuarial liability in income from 2002 to 2006, or based on the time of service or remaining life of the employees, if shorter (see note 20).

Provisions for contingencies – recorded based on evaluations of risk associated with lawsuits whose probability for loss indicates probable losses, and quantified based considering the economic substance of the contingencies and legal opinions on the existing lawsuits and other facts known as of the balance sheet date (see note 23).

Income tax and social contribution – calculated based on taxable income. The Company set up deferred tax assets relating to income tax and social contribution loss carryforwards and temporary deductible differences and deferred tax liabilities on temporary taxable differences (see note 8).

Results – results of operations are determined on the accrual basis. The supplied and billed electric energy is recognized based on the tariff rates regulated by ANEEL. The supplied and unbilled electric energy is recorded based on billings for the previous month. Historically, the difference between the

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
estimated unbilled revenue and the actual amount, recognized during the following month, has not been relevant.

Accounting estimates – in the preparation of financial statements, Management must use estimates as a basis to determine the impact of certain transactions that affect the Reported amounts of Company’s assets, liabilities, revenues and expenses. Actual results of these transactions can differ from these estimates. Management periodically reviews these estimates and believes that no significant differences are expected to occur.

Financial instruments – Net income of the Company is affected, among other factors, by the exchange rate of the reais against the U.S. dollar and changes in the BNDES basket of foreign currencies since it has financings associated with these indexes. In order to manage such risk, Management has adopted a policy of contracting swap operations, swapping the original indexes by the Interbank Deposit Certificates (CDI) interest rate (see note 30).

Net income and net stockholders’ equity per share – computed based on the number of outstanding shares as of the balance sheet date.
c)	Accounting practices for consolidation
The former wholly owned subsidiary, Sul Geradora Participações S.A. was sold on September 2005 (see note 11). The financial statements of Sul Geradora Participações S.A. have been consolidated through the date of sale. After such sale the Company does not have any subsidiary.

The main procedures for consolidation take into consideration:
•	elimination of the balances of assets and liabilities between the parent and its subsidiary, as well as income and expenses from transactions between them; and,

•	elimination of the participation in the capital and loss for the year of the subsidiary.
5	FINANCIAL INVESTMENTS

	Average rate (% of CDI)
Type of investment	2005	2004	2005	2004
Short-term
CDB — DI	99.3%	99.5%	952	4,336
Investment funds	—	103.7%	—	1,327

Total short-term			952	5,663

Long-term
CDB — with foreign exchange swap (i)	100.0%	100.0%	5,452	4,677
Investment funds (ii)	102.6%	104.3%	10,361	347

Total long-term			15,813	5,024

Total short-term and long-term			16,765	10,687

CDB-DI — Bank Deposit Certificate — Interbank Deposit
CDI — Interbank Deposit Certificate

(i) See note 16 — Unibanco foreign currency; and
(ii) See note 16 — BNDES FINEM (Period from 2003-2005).

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
6	CONSUMERS, CONCESSIONAIRES AND LICENSEES

						Allowance for doubtful
	Balance					accounts		Net balance
		Overdue up to	Overdue over	Total	Total
Short-term	Not yet due	90 days	90 days	2005	2004	2005	2004	2005	2004
Consumers
Residential	48,510	18,112	5,989	72,611	60,781	(3,751)	(2,569)	68,860	58,212
Industrial	47,254	9,076	16,836	73,166	55,178	(3,055)	(3,053)	70,111	52,125
Commercial and services	25,111	6,836	12,363	44,310	38,131	(7,460)	(4,761)	36,850	33,370
Rural	10,089	1,625	877	12,591	11,050	(180)	(18)	12,411	11,032
Government	6,474	4,466	2,601	13,541	14,043	—	—	13,541	14,043
Public lighting	11,923	2,590	41,563	56,076	45,332	—	—	56,076	45,332
Government services	5,391	80	429	5,900	5,462	—	—	5,900	5,462
Unbilled supply	61,474	—	—	61,474	53,517	—	—	61,474	53,517

Subtotal	216,226	42,785	80,658	339,669	283,494	(14,446)	(10,401)	325,223	273,093

Concessionary and licensee	5,623	—	—	5,623	4,708	—	—	5,623	4,708
Spot market — CCEE (see note 31)	3	—	—	3	—	—	—	3	—
AES Uruguaiana	16,774	—	—	16,774	16,774	(16,774)	—	—	16,774
Unrestricted energy	2,675	—	—	2,675	2,905	(73)	—	2,602	2,905

Total	241,301	42,785	80,658	364,744	307,881	(31,293)	(10,401)	333,451	297,480

Long-term
Consumers
Residential	399	—	—	399	1,258	—	—	399	1,258
Industrial	3,451	—	—	3,451	1,659	—	—	3,451	1,659
Commercial and services	996	—	—	996	1,763	—	—	996	1,763
Rural	18	—	—	18	48	—	—	18	48
Government	2,352	—	—	2,352	2,534	—	—	2,352	2,534
Public lighting	15,508	—	—	15,508	13,399	—	—	15,508	13,399

Subtotal	22,724	—	—	22,724	20,661	—	—	22,724	20,661

Unrestricted energy	7,905	—	—	7,905	3,602	(5,149)	—	2,756	3,602

Total	30,629	—	—	30,629	24,263	(5,149)	—	25,480	24,263

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
Overdue accounts
Residential, industrial, rural and commercial consumers, services and other activities – For these consumers, the overdue balance comprises various consumers with small individual amounts due. The procedure adopted by the company is to disconnect the supply of energy after approximately 45 days. Supply is reestablished only after payment of the outstanding amount.
Government, public lighting and government services – For these consumers, most of the amount due refers to city governments. However, due to the nature of these consumers, and given the policy of installment payment plans and/or the renegotiation of these credits, Management does not foresee significant losses.
Allowance for doubtful accounts
The allowance for doubtful accounts was set up considering the following criteria:
•	For significant amounts due, or for similar types of amounts due, analyses were performed considering the due date, history of losses, Management’s prior experience, existence of collaterals, renegotiation of balances and debtors in a situation of judicial recovery or bankruptcy;

•	For the remaining credits, provisions were set up for each consumer class according to the terms established in the Accounting Manual for Public Electric Energy Services, the amount of which is sufficient to cover probable losses.
Changes in allowance for doubtful accounts:

	2005	2004
Initial balance	10,401	22,458
Provision set up (see note 27)	39,842	10,762
Write offs during the year	(13,801)	(22,819)

Ending balance	36,442	10,401

In 2005, the Company recovered the amount of R$ 4,042 (R$ 1,404 in 2004) related to credits written off during previous periods.
AES Uruguaiana
Amounts receivable from AES Uruguaiana refer to contracts for the supply of electric energy, which are under negotiation between the parties. Management reassessed the estimated payment date for these accounts and decided to constitute a provision for losses on December 31, 2005.
Unrestricted energy (Impact arising from the General Electricity Sector Agreement)
Law 10438/2002 establishes that the expenses incurred with the purchase of energy under the conditions of the former Electric Energy Wholesale Market (MAE), called “Unrestricted Energy,” that were realized up to December 2002 and arising from decrease in the electric energy generation in the power plants participating in the Mechanism for Energy Reallocation (MRE) and considered in initial agreements and equivalents, will be passed on to final consumers in proportion to their actual individual consumption. ANEEL approved the amount relating to the purchase of energy under the conditions of the former MAE to be passed on to consumers. However, since the party that collects is not the party entitled to the “Unrestricted Energy,” the “Unrestricted Energy Reimbursement Agreement” was prepared within the context of the “General Electricity Sector Agreement,” establishing the commitments

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
for the passing on of the referred portion to its consumers. The Company was entitled to an unrestricted energy asset in the sum of R$ 11,104. In December 2005, the Company recognized accrued interest on the balance based on the simple SELIC rate variation capitalized monthly plus spread of 1.0% per year applied to 86.7% of the balance, and on the simple SELIC capitalized monthly for the remaining 13.3% of the credit balance as established in Official Circular 2212/2005-SFF/SER/ANEEL. Since the Company obtained financing from BNDES (see note 16), the funding percentage represented 86.7% of the unrestricted energy asset.
The Company also set up provisions for losses with unrestricted energy considering that the dates defined by ANEEL for the recovery of the Extraordinary Tariff Recomposition must be observed, and cannot under any circumstances be extended by the concessionaires, as established in Official Circular 2218/2005-SFF/ANEEL, dated December 23, 2005.
Analytic statement of the position of unrestricted energy accounts receivable on December 31, 2005, based on Official Circular 2218/2005-SFF/ANEEL:

	Balance		Allowance for doubtful accounts		Net balance
Concessionaries	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
BANDEIRANTE	138	299	—	(149)	138	150
EEB	7	—	(7)	—	—	—
CAIUÁ	2	49	—	(49)	2	—
CAT-LEO	3	—	(3)	—	—	—
CEB	35	137	—	(69)	35	68
CELG	95	24	—	—	95	24
CEMAT	33	—	(33)	—	—	—
CEMIG	407	1,289	—	(813)	407	476
CENF	2	4	—	(3)	2	1
CERJ	80	346	—	—	80	346
CESP	18	44	—	(44)	18	—
CPFL	240	642	—	(402)	240	240
CSPE	4	11	—	(2)	4	9
ELEKTRO	154	115	—	(115)	154	—
ELETROPAULO	464	906	—	(520)	464	386
ENERSUL	45	83	—	(34)	45	49
ESCELSA	73	250	—	(195)	73	55
CJE	1	2	—	(2)	1	—
LIGHT	280	928	—	(601)	280	327
CNEE	4	5	—	(5)	4	—
PIRATININGA	33	317	—	(317)	33	—
CLFSC	12	9	—	(3)	12	6
EEVP	5	—	(5)	—	—	—
CEAL	47	8	—	—	47	8
CELB	4	26	—	(20)	4	6
CELPE	96	284	—	(172)	96	112
CEPISA	18	93	—	(68)	18	25
CHESF	54	95	—	—	54	95
COELBA	127	392	—	(244)	127	148
COELCE	72	244	—	(148)	72	96
COSERN	28	142	—	(45)	28	97
ENERGIPE	3	64	—	(64)	3	—
SAELPA	34	85	—	(54)	34	31
CELPA	29	118	—	(118)	29	—
CELTINS	2	—	(2)	—	—	—
CELMAR	23	—	(23)	—	—	—
ELETRONORTE	3	894	—	(893)	3	1

Total	2,675	7,905	(73)	(5,149)	2,602	2,756

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
7 TAXES TO OFFSET

	Short-term		Long-term
	2005	2004	2005	2004
Prepaid social contribution — CSLL	8,343	6,849	—	—
Prepaid income tax — IRPJ	22,587	18,905	—	—
Withheld income tax on financial investments	1,233	2,264	—	—
Withheld social contribution to offset	175	22	—	—
Withheld income tax to offset	211	28	—	—
ICMS on acquisitions for property, plant and equipment	6,810	7,636	9,952	6,160
Others	136	1,104	—	—

Total	39,495	36,808	9,952	6,160

8 INCOME TAX AND SOCIAL CONTRIBUTION
Deferred tax assets correspond to the amounts to offset against future taxable income calculated based on temporary non-deductible provisions, income tax losses and social contribution losses (negative social contribution basis), as shown in Part B of the Taxable Income Control Register (LALUR). These amounts are recorded considering their expected realization, determined based on projections of future results and taking into consideration the annual limit of 30.0% of taxable income, except for the amounts resulting from temporary non-deductible differences, which are expected to be recovered when paid, as follows:
a) Calculation of deferred income tax and social contribution:

		Restated
Tax assets	2005	2004
Tax losses and social contribution losses	101,714	101,714

Applicable rate (social contribution and income tax)	34.0%	34.0%

Tax credit on tax losses and social contribution losses	34,583	34,583

Temporary differences
Accounts payable for retirement incentives	21,910	29,507
Allowance for doubtful accounts	36,442	10,401
Provisions for contingencies	30,849	30,052
Provisions for research and development and energy efficiency	25,171	18,712
Provisions for other accounts payable	14,772	5,036

Calculation basis for deferred tax credits	129,144	93,708

Applicable rate (social contribution and income tax)	34.0%	34.0%

Tax credits on temporary differences	43,909	31,861

Total tax credits	78,492	66,444

Short-term	37,382	19,418
Long-term	41,110	47,026

Total tax credits	78,492	66,444

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
     Deferred tax liabilities correspond to temporary non-taxable differences.

Tax liabilities	2005	2004
Revaluation
Revaluation reserve	416,421	416,421
Land revaluation	(14,520)	(14,520)
Realization of revaluation	(66,159)	(42,076)

Calculation basis for deferred tax liabilities	335,742	359,825

Applicable rate (social contribution and income tax)	34.0%	34.0%

Tax liabilities on revaluation	114,152	122,341

Temporary differences
PIS and COFINS Regulatory Asset Provisions	25,833	24,446
Financial ajustment of CVA (ii)	27,455	26,823

Calculation basis for deferred tax liabilities	53,288	51,269

Applicable rate (social contribution and income tax)	34.0%	34.0%

Tax liabilities on temporary differences	18,118	17,431

Total tax liabilities	132,270	139,772

Short-term	16,807	—
Long-term	115,463	139,772

Total tax liabilities	132,270	139,772

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
b) Calculation of the effects of income tax and social contribution on results:

	Social contribution			Income tax
		Restated			Restated
	2005	2004	2003	2005	2004	2003
Income before social contribution and income tax	94,109	103,439	(21,940)	94,109	103,439	(21,940)
Equity in the results of subsidiary	16,127	26,657	31,571	16,127	26,657	31,571
Reversal of provision for investment losses (i)	(215,556)	—	—	(215,556)	—	—
Financial ajustment of CVA (ii)	—	48,014	(41,358)	—	48,014	(41,358)
Permanent differences — net	2,792	24,830	(6,364)	2,792	24,733	(6,364)

Taxable (loss) income	(102,528)	202,940	(38,091)	(102,528)	202,843	(38,091)

Social contribution (9.0% rate) and Income tax (25.0% rate)	9,228	(18,265)	3,428	25,632	(50,687)	9,523
(-) Worker’s Meal Program (PAT)				—	322	—
(-) Tax incentive for culture				—	433	—
Non-constituted tax credit (iii)	(4,053)	—	—	(11,256)	—	—

Income (expense) of social contribution and income tax	5,175	(18,265)	3,428	14,376	(49,932)	9,523

(i)	During this year, due to the sale of the former wholly-owned subsidiary Sul Geradora Participações S.A. (see note 11.a), the capital loss corresponding to the goodwill write-off on this investment was recognized for tax purposes;

(ii)	In 2004, the financial adjustment of CVA began to be treated as a temporary difference for tax purposes, subject to realization of revenue;

(iii)	The unrecorded tax credit originates from non-operating results and is related to the absence of sufficient expected future taxable non-operating results for the realization of these credits, as shown by the projection of results prepared by Management.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
9	DEFERRED COSTS AND GAIN VARIATIONS

	Short-term		Long-term
	2005	2004	2005	2004
Assets
Balances already being recovered through tariff readjustment of 2005
Energy costs for resale	22,536	14,624	—	16,991
Itaipu transportation charges	344	1,371	—	302
Basic network charges	6,900	26,003	—	5,675
Fuel consumption account (CCC)	4,455	6,369	—	3,184
Energy development account (CDE)	2,421	5,019	—	1,335
System service charges (ESS)	3,205	14,300	—	2,398

	39,861	67,686	—	29,885
Variation captured for tariff readjustment in 2006
Energy costs for resale	—	—	—	—
Itaipu transportation charges	514	—	257	—
Basic network charges	8,299	—	4,150	—
Fuel consumption account (CCC)	—	—	—	—
Energy development account (CDE)	1,483	—	741	—
System service charges (ESS)	834	—	417	—

	11,130	—	5,565	—
Regulatory assets
PIS	821	—	4,739	5,776
COFINS	2,354	—	17,919	18,670

	3,175	—	22,658	24,446

Total	54,166	67,686	28,223	54,331

	Short-term		Long-term
	2005	2004	2005	2004
Liabilities
Balances already being reimbursed through tariff readjustment of 2005
Energy costs for resale	4,477	7,384	—	3,692
Fuel consumption account (CCC)	4,533	4,669	—	3,289

	9,010	12,053	—	6,981
Variation captured for tariff readjustment in 2006
Energy costs for resale	3,510	—	1,755	—
Fuel consumption account (CCC)	234	—	117	—

	3,744	—	1,872	—

Total	12,754	12,053	1,872	6,981

On October 26, 2001, ANEEL authorized the deferral of accrued non-manageable (Portion “A”) cost variations that are considered for the calculation of the tariff rate adjustment. These costs are recorded in the “Account to offset variations of non-manageable costs (CVA)” as the current/long-term asset or

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
current/long-term liability, and updated by the SELIC interest rate and appropriated to the statement of income based on the billings after the rate readjustment.
Moreover, on November 26, 2004, through Joint Ministerial Ordinance 361, the cost variation for purchases of electric energy was included in the CVA. As a result, the CVA of energy costs for sale, which was previously represented by the variation of Itaipu energy costs, includes the variation of other energy acquisition costs.
The values presented in the above table are classified into three subcategories as follows:
a) Balances already being recovered/reimbursed through tariff readjustment of 2005
Represented by the costs paid between March 19, 2004 and March 18, 2005, and by the second portion of 50.0% of the costs paid between March 19, 2002 and March 18, 2003, whose recovery was postponed for 24 months following Joint Interministerial Ordinance 116/2003. Both amounts are being offset in the tariff since April 2005.
b) Variation captured for tariff readjustment in 2006
The costs as from March 19, 2005, should be applied to the tariff rate readjustment of April 2006.
c) Regulatory assets
Represented by the tax impacts resulting from Laws 10637/2002 for PIS and 10833/2003 for COFINS, yet to be applied to tariff rates. The impact of PIS covers the period from December 2002 to June 2005 and the impact of COFINS covers the period from February 2004 to June 2005.
On September 21, 2004, through Circular 1572/2004-SFF, ANEEL determined that these values should be adjusted monetarily and, after the regulation of the procedures for the recognition of such impacts, incorporated into the rates within a period yet to be defined, although no longer than three years.
On April 18, 2005, through Ratifying Resolution 92, ANEEL temporarily considered the sum of R$ 9,950 for the calculation of the tariff rate readjustment. ANEEL also authorized the Company to include the PIS and COFINS expenses accrued during the course of electric energy distribution activities in the amount to be paid by consumers starting on July 1, 2005, as had been done for the Value-Added Tax on Sales and Services ICMS.
10	OTHER CREDITS

	Short-term		Long-term
	2005	2004	2005	2004
Low-income residential classification	5,937	3,426	—	—
Emergency capacity charges	4,241	5,726	—	—
Consumer financing	3,755	5,383	1,880	4,122
Services in progress (i)	3,044	6,023
Global reversal reserve	1,640	1,817	—	—
Sale of properties	785	1,525	—	—
Advances of 13th month salary and vacation pay	591	625	—	—
Rents	475	2,331	—	—
Related party (see note 32)	—	—	1,386	681
Other	1,732	915	70	70

Total	22,200	27,771	3,336	4,873

(i)	For comparison purposes, we reclassified the group of “Services in progress” balance of the year 2004, for the group of “Other credits”, both in the current asset group.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
Low-income residential classification
Law 10,438/2002 extended the possibility for classification of low-income subclass residential consumers, with the benefit of rate reduction, as prescribed by ANEEL Resolutions 246 and 485/2002, and changes introduced by Resolution 84/2004. Accordingly, there was a decrease in the Company’s revenue, which was offset by the recording of an equal amount of income, as determined by Official Circular 155/2003-SFF/ANEEL. The amount receivable will be recovered through an economic subsidy from financial resources provided by the Federal Government as outlined in Law 10.604/2002.
Emergency capacity charges
ANEEL Resolution 249/2002 established the criteria and procedures for the definition of the charges related to the acquisition of electric energy and the contracting of generating or power capacity by Comercializadora Brasileira de Energia Emergencial – CBEE. These charges will be apportioned to final consumers proportionally to their actual individual consumption (except for residential consumers classified as low-income) and passed on to the CBEE after being collected from consumers (see note 22).
ANEEL Resolution 204/2005 determined the discontinuation of the emergency capacity charge defined by Law 10438/2002.
Consumer financing
Represented by the financing granted primarily to city governments with the objective of funding projects to make public lighting more efficient. The average financing term is 30 months and the average interest rate is 0.6% per month.
Services in progress
Represented by expenses related to research and development and energy efficiency programs that are currently underway. Upon completion of the services related to these programs, the expenses that have been recorded under “Services in progress” will be derecognized against provisions for research and development and energy efficiency in the category of other accounts payable within liabilities (see note 22).
Global reversal reserve
This is a reserve fund managed by the Federal Government as explained in note 17. The balance of this reserve is the difference between the amount of the annual quota established by ANEEL and the amount due based on the investments effectively made. After review of the annual accounts by ANEEL, these differences will be offset with the subsequent annual quotas.
11	INVESTMENTS AND SUBSIDIARY
a) Subsidiary
The former wholly owned subsidiary, Sul Geradora Participações S.A. (SGP), was formed on April 6, 2000. Its main objectives were holding investments and carrying out activities related to the import, export and sale of agricultural products. The main operation carried out by the subsidiary was the loan taken out on May 26, 2000 through pre-export financing (Trade Finance) in the amount of US$ 190,000 thousand (R$ 351,818), with the guarantee of Rio Grande Energia S.A. and surety bonds as security for the operation. Interest was paid quarterly at LIBOR cost plus 4.7% per year. Amortization of principal took place between 2002 and 2005. The former wholly owned subsidiary performed swap operations to replace the index, interest rate and spread of the loan to CDI for both the principal and interest amounts. The financial instrument covered the exchange rate risk associated with the debt through a contracted sum together with a coupon in US dollars that was received during the debt maturity period in such a way that on the due dates the amounts in dollar of the debt and the swap were equivalent.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
In order to meet the requirements of Law 10848/2004, ANEEL Ratifying Resolution 166/2004 and SFF/ANNEL Correspondence 941/2005, the Extraordinary General Assembly held on September 13, 2005 approved the sale of all shares owned in Sul Geradora Participações S.A. for the amount of R$ 243, based on the appraisal report prepared by KPMG Auditores Independentes. On this same date, the “Private Agreement for the Sale of Shares” was signed with CPFL Comercialização Brasil S.A. and IPÊ Energia Ltda.

	Statements of Operations of SGP up to
		Restated
	9/13/2005	2004	2003
Operating expenses
General and administrative	(38)	(27)	(1)

	(38)	(27)	(1)

Financial income (expense)
Income	6	—	—
Expense	(16,095)	(26,630)	(31,570)

	(16,089)	(26,630)	(31,570)

Loss for the year	(16,127)	(26,657)	(31,571)

Percentage holding	100.0%	100.0%	100.0%

	Effects on parent company up to
		Restated
	9/13/2005	2004	2003
Net capital deficiency — initial balance	(181,591)	(172,772)	(141,201)
Capital increase in subsidiary	197,961	18,000	—
Capital to pay up	—	(162)	—
Provisions for investment losses	(16,127)	(26,657)	(31,571)
Sale of investment — 9/13/2005	(243)	—	—
Investment (net capital deficiency) — ending balance	—	(181,591)	(172,772)
b) Investments at costs:
Represented permanent investments in shares or quotas, accounted for at cost.

	2005	2004
Other investments	940	940
Provisions for investment losses	(940)	—

Total	—	940

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
12	PROPERTY, PLANT AND EQUIPMENT
a) Balance composition:

		2005			2004
	Average		Accumulated
	annual rates	Historical and	depreciation/
	(%)	revaluated cost	amortization	Net amount	Net amount
In Service Operation
Intangible	1.2	27,553	(458)	27,095	22,051
Land	—	14,970	—	14,970	15,868
Reservoirs, dams and water-mains	—	—	—	—	400
Buildings, civil construction and improvements	1.8	16,577	(745)	15,832	15,560
Machinery and equipment	4.4	1,236,799	(134,808)	1,101,991	1,044,087
Vehicles	15.0	9,924	(3,465)	6,459	7,406
Furniture and fixtures	11.6	1,366	(424)	942	809

		1,307,189	(139,900)	1,167,289	1,106,181
Administration
Intangible	18.2	26,799	(9,215)	17,584	16,642
Buildings, civil construction and improvements	2.1	398	(23)	375	383
Machinery and equipment	16.1	13,563	(5,570)	7,993	8,370
Vehicles	12.7	385	(131)	254	302
Furniture and fixtures	6.3	525	(78)	447	434

		41,670	(15,017)	26,653	26,131
Goodwill from the merger of parent company	2.4	1,120,266	(644,074)	476,192	488,341

		2,469,125	(798,991)	1,670,134	1,620,653

In construction
Operation				74,201	78,989
Administration				1,498	1,072

				75,699	80,061

Total property, plant and equipment				1,745,833	1,700,714

Liabilities associated with concession services				(100,570)	(88,219)

Net property, plant and equipment				1,645,263	1,612,495

b) Amortization and depreciation rates
There were no significant changes in the average annual depreciation and amortization rates in 2005 and 2004, except in relation to the goodwill amortization rate, which dropped from 3.1% to 2.4% (see letter g).
c) Intangible assets
Represented by software and rights of way. Rights of way are stretches of land on which the concessionaire can perform construction and other activities related to the construction, maintenance, conservation and inspection of electric energy transmission lines. For accounting purposes, rights of way are classified as intangible based on the Accounting Manual for Public Electric Energy Services.
d) Liabilities associated with the concession of the public electric energy service.
These liabilities represent amounts received from consumers, as well as donations not subject to return, and subsidies received from government entities, in all cases to be invested in the Company’s property, plant and equipment. Special liabilities are presented as an offset account to property plant and equipment and are not subject to amortization. The maturity date for these liabilities is established by the regulatory agency, with settlement scheduled at the end of the concession period (November 2027).

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
These liabilities are comprised as follows:

	2005	2004
Government subsidies	6,194	2,736
Consumer financial participation	91,455	82,568
Donations	2,921	2,915

Total	100,570	88,219

e) Assets restricted to concession
According to Articles 63 and 64 of Decree 41019/1957, assets and facilities used for the generation, transmission, distribution and sale of electric energy are associated with these services and cannot be withdrawn, sold, transferred or given as mortgage security without the previous, written consent of the Regulatory Agency. ANEEL Resolution 20/1999 regulates the exemption of assets for concessions of Public Electric Energy Service, granting prior authorization for the sale of assets that are not useful for the concession, and stipulating that the sale proceeds must be deposited in a bank account restricted for use in the concession.
f) Revaluation
At the Extraordinary General Meeting held on July 31, 2003, the stockholders approved the revaluation appraisal of the Company’s fixed assets issued by ADVANCED APPRAISAL Consultoria e Planejamento, an independent appraisal expert firm, as of the base date of March 31, 2003, in accordance with corporate legislation and CVM regulations, as well as the recording in June 2003 of the revaluation reserve in the amount of R$ 416,421. Moreover, the Company set up a provision for deferred income tax and social security on the total revaluation sum, except land, in the amount of R$ 136,648. Below, we demonstrate the summary of the revaluation:

March 31, 2003				December 31, 2005
		Net book value
		before
Account	Appraisal	revaluation	Revaluation	Realization	Net
Intangible	35,511	15,725	19,786	(235)	19,551
Land	16,266	1,746	14,520	(819)	13,701
Reservoirs, dams and water-mains	413	42	371	(371)	—
Buildings, civil construction and improvements	15,208	7,807	7,401	(872)	6,529
Machinery and equipment	1,072,566	700,687	371,879	(63,531)	308,348
Vehicles	8,560	4,236	4,324	(1,925)	2,399
Furniture and fixtures	1,273	3,133	(1,860)	775	(1,085)

Total	1,149,797	733,376	416,421	(66,978)	349,443

The revaluation of intangibles refers exclusively to rights of way (see letter c).
g) Goodwill from the merger of parent company
Goodwill arises from the merger of the company’s parent company, DOC 3 Participações S.A., carried out on July 13, 1998. Goodwill was based on expectation of future results and calculated through the methodology of discounted cash flow. The projected results anticipated straight-line amortizations of 10.0% per year. This goodwill was classified in deferred assets up to December 31, 2003, in accordance with Law 6404/76 and CVM Instruction 247/96.
In 2004, the goodwill balance was transferred to property, plant and equipment and is being amortized based on the remaining concession term based on to the projected results. Both these alterations are retroactive to

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
January 1, 2004, in accordance with ANEEL Resolution 166/2004. The CVM expressed agreement with the change in the goodwill balance amortization schedule and also with the reclassification of the goodwill balance from deferred asset to property, plant and equipment for accounting purposes (Circular CVM/SEP/GEA-1 197/2004, sent to ANEEL). Since as from January 1, 2004 amortization rate is no longer straight-line but based on the projected results over the remaining concession period, annual amortization rate dropped from 3.1% per year in 2004 to 2.4% per year in 2005.

13	DEFERRED ASSETS

	2005	2004
Expenses with systems implementation and others	30,262	30,330
Accumulated amortization	(11,711)	(8,702)

Total	18,551	21,628

Expenses with systems implementation
Expenses with implementation of systems and others refer mostly to the implementation of the administrative/financial system and are being amortized over a 10-year period.
14	SUPPLIERS

	2005	2004
Electric energy suppliers
Eletrobrás — Transfer from Itaipu	25,988	20,532
Tractebel Energia	44,137	33,099
AES Uruguaiana Empreendimentos	25,682	26,818
Companhia de Geração Térmica de Energia Elétrica — CGTEE	6,135	6,644
CPFL Comercialização Brasil	8,119	4,443
Companhia Estadual de Energia Elétrica — CEEE	1,865	3,120
Other	62	1,144

	111,988	95,800

Grid usage charges
Use of connection	3,226	3,691
Use of basic network	14,824	11,284
Energy transportation	1,019	860

	19,069	15,835

Spot market — CCEE (see note 31)	64	296

Material and services	14,541	13,786

Total suppliers	145,662	125,717

15	DEBENTURES

Characteristics of Debenture Issuances				2005
				Short-term			Long-
Issuance	Series	No. Outstanding	Remuneration	Charges	Principal	Total	term
2nd issuance	1st	2,620	IGP-M + 9,6%	1,206	565	1,771	26,200
2nd issuance	2nd	20,380	106% of CDI	9,168	—	9,168	203,800

Total		23,000		10,374	565	10,939	230,000

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
On April 1, 2005, aiming to leverage resources for the refinancing of short-term debts and for the financing of part of the investments undertaken during 2005, the Company carried out the second issuance of simple debentures for public subscription without guarantees (unsecured), not convertible into shares, without a clause offering the option of renegotiating interest. Debentures were issued in two series, as follows:
•	1st series – the 2,620 debentures will have a six-year term, as from the issue date, and will mature on April 1, 2011. The following will be applied to the face value: (i) IGP-M variation (calculated pro rata temporis per business day, based on a year with 252 business days); and (ii) interest at a fixed annual rate of 9.6% per year, as defined in the bookbuilding procedure. The amounts associated with remuneration for debentures will be paid annually, always on the first day of April of each year, with the first payment due on April 1, 2006.

•	2nd series – the 20,380 debentures will have a four-year term, as from the issue date, and will mature on April 1, 2009. The following will be applied to the face value: interest, as defined in the bookbuilding procedure, at a rate of 106.0% of the accumulated daily average InterBank Deposit (DI) rates (overnight – extra group) calculated and informed by the Settlement and Custodian Chamber (CETIP). The amounts associated with the remuneration the debentures will be paid each six months, always on the first day of April and October of each year.
The Company shall comply with restrictive clauses and specific financial covenants. Among the restrictive clauses, we highlight that such clauses restrict the Company with respect to:
(i)	reduce capital and/or amendments to the Bylaws that grant stockholders the right to withdraw amounts that may directly or indirectly affect compliance with the Company’s monetary liabilities described in the Issue Deed;

(ii)	transfer or assignment, either direct or indirect, of stockholder control, or incorporation, merger or split-off operations, with the exception of sale of direct control to CPFL Energia S.A. and/or to a wholly owned subsidiary of CPFL Energia;

(iii)	sale of control of PSEG Américas Ltda., with the exception of transfer of control to the Exelon Group;

(iv)	resignation of controlling interest by VBC Participações S.A. or resignation of direct or indirect control of the Company by the group including VBC Participações S.A., PREVI and/or Bonaire Participações S.A.
Financial covenants are:
- Total Debt divided by EBITDA, equal to or lower than 3.0;

- EBITDA divided by the Financial Expenses, equal to or higher than 2.0;

- Total Debt divided by Total Capitalization, equal to or lower than 0.55.
Management believes that the restrictive clauses and financial covenants are being adequately met as of December 31, 2005.
The long-term balance has the following scheduled due dates:

Year Due	2005
2009	203,800
2011	26,200

Total	230,000

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)

16 LOANS AND FINANCING

					2005				2004
		Initial	Final	Interest	Current			Long-	Current			Long-
Institution	Indexer	maturity	maturity	% per year	Principal	Charges	Total	term	Principal	Charges	Total	term
Brazilian currency
BRDE	IGPM	8.31.97	10.2.06	12.0	23,922	—	23,922	—	28,080	532	28,612	26,123
ELETROCEEE Foundation	INPC	8.31.97	7.31.12	9.0	3,050	—	3,050	17,028	2,890	—	2,890	19,026
Consumers	IGPM	—	—	6.2	24,057	—	24,057	803	10,250	—	10,250	2,201
Eletrobrás	RGR	5.30.00	7.30.16	6.0 to 9.0	1,941	19	1,960	3,001	2,524	—	2,524	4,612
BNDES — Emergency Support Program	SELIC	3.17.03	2.15.08	1.0	2,280	50	2,330	3,267	28,269	409	28,678	18,028
BNDES — FINEM	TJLP	12.15.99	11.17.08	3.5 to 4.5	45,499	484	45,983	65,149	19,250	295	19,545	69,140
BNDES — FINEM	UMBNDES	1.15.05	1.15.09	4.5	4,496	337	4,833	10,217	—	24	24	9,390
UNIBANCO	CDI	11.16.04	8.16.07	2.15	20,000	973	20,973	20,000	—	955	955	40,000
Banco Itaú BBA	CDI	7.27.04	4.28.08	1.75	32,949	3,255	36,204	67,051	—	3,124	3,124	100,000
Banco Alfa	CDI	5.27.04	4.27.05	2.0	—	—	—	—	30,000	87	30,087	—
Banco Alfa	103,95 % CDI	1.2.06	1.25.06	—	3,460	—	3,460	—	—	—	—	—
Banrisul	CDI	7.7.03	6.6.05	3.5	—	—	—	—	3,333	49	3,382	—
Banco Santander	CDI	10.25.04	7.23.07	2.0	10,286	677	10,963	7,714	—	608	608	18,000
FINEP	TJLP	7.15.04	7.15.10	4.0	235	29	264	1,683	—	11	11	534
Banco Safra	103.5 % CDI	1.5.06	1.5.06	—	28,088	—	28,088	—	—	—	—	—
Swap operations (see note 30)					—	(84)	(84)	(178)	—	—	—	—

					200,263	5,740	206,003	195,735	124,596	6,094	130,690	307,054

Foreign currency
Banco Itaú BBA	US$	1.20.04	6.15.05	7.0	—	—	—	—	6,197	20	6,217	—
UNIBANCO	US$	9.15.03	9.15.07	Libor+7.25	4,681	371	5,052	4,681	5,309	441	5,750	10,618
BankBoston	US$	8.28.00	7.27.05	Libor+4.7	—	—	—	—	151,300	1,044	152,344	—
Swap operations (see note 30)					—	5,421	5,421	5,758	—	36,430	36,430	7,332

					4,681	5,792	10,473	10,439	162,806	37,935	200,741	17,950

Total					204,944	11,532	216,476	206,174	287,402	44,029	331,431	325,004

IGPM: General Market Price Index	SELIC: Special System for Settlement of Public Custody	UMBNDES: BNDES Monetary Unit
INPC: National Consumer Price Index	LIBOR: London Interbank Offer Rate	CDI: Interbank Deposit Certificate
RGR: Global Reversal Reserve	TJLP: Long-term Interest Rate	US$: American dollar

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
•	BRDE — refers to a contract for the opening of a credit line undertaken by the Company as part of the split-up of total control with Companhia Estadual de Energia Elétrica (CEEE) during the privatization process. Amortizations are made on a monthly basis, and the proceeds from the sale of energy were offered as a guarantee. There are no restrictive and financial covenant clauses for this contract.

•	ELETROCEEE Foundation — refers to a contract for acknowledgement of debt undertaken by the Company following due to the segmentation of contract with Companhia Estadual de Energia Elétrica (CEEE) during the privatization process. Amortizations are made on a monthly basis and the proceeds from the sale of energy were offered as a guarantee. There are no restrictive and financial covenant clauses for this contract.

•	Consumers — refers to agreements to return amounts advanced by consumers interested in the supply of electric energy to finance its connections, normally including the expansion of the supply network. These amounts are currently returned as of the date of the conclusion of the installation. There are no restrictive and financial covenant clauses for this contract. Beginning in 2005, the Company began to adjust these values based on the IGPM variation with interest of 6.2% per year.

•	Eletrobrás — used to finance part of the construction implemented to improve the electricity system, to expand electric energy distribution networks, to improve the efficiency of public lighting, for rural electricity projects and for the Universalization Program, having as a guarantee the collection of proceeds from energy sales. Additionally, there is restriction on paying or declaring any dividend, or authorizing or carrying out any other distribution, in case of default in the payment of the obligations established in this contract. The Company will not undertake, without express authorization from ELETROBRÁS, new financial commitments which, alone or together, are higher than 5.0% of its fixed assets and/or which increase its indebtedness to a level higher than 66.0% of its fixed asset.

•	BNDES — Emergency Support Program — during 2003 and 2002, financing related to the Emergency and Special Program for Financing Support to Public Service Concessionaires of Electric Energy Distribution was released, with the purpose of reestablishing the financial balance through the following:
(i)	financing corresponding to the impacts arising from the General Electricity Sector Agreement, released in December 2002, in the amount of R$ 9,631, having as a guarantee the proceeds from the sale of energy equivalent to 0.4% of gross monthly invoicing, net of ICMS. There are no restrictive and financial covenant clauses for this contract.

(ii)	financing corresponding to CVA not contemplated in the rate readjustment of April 2003, having as a guarantee the proceeds corresponding to 3.18% of the Company’s monthly billing. There are no restrictive and financial covenant clauses for this contract.
•	BNDES — FINEM — the main purpose is the investment in expansion and improvement of the Company’s electrical system:
(i)	FINEM (period from 1998 to 2001) — amortizations are made on a monthly basis and the proceeds from the sale of energy were offered as a guarantee in an amount equivalent to 1.4 times the amount corresponding to the debt, that is, principal and interest.
Additionally, the Company is required to pay these contracts before the distribution of dividends higher than the minimum mandatory and interest on own capital. The Company is also required to maintain the level of capitalization: stockholders’ equity divided by total assets, equal to or higher than 40.0%.
(ii)	FINEM (period from 2003 to 2005) – Credit Line indexed by the long term interest rate (TJLP) at 80% and by the basket of currencies (UMBNDES) at 20%, with amortizations made on a monthly basis and interest on a quarterly basis. The reserve account (Long-term

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
investment fund – see note 5) and the collection on the sale of energy were offered as guarantees, in an amount equivalent to 1.4 times the amount corresponding to the debt, that is, principal and interest. Additionally, the Company can pay the interest on own capital or dividends whose sum exceeds the minimum mandatory, as far as it shows BNDES evidence of the maintenance of the following indexes:
-	Net Financial Indebtedness divided by the EBITDA, lower than or equal to 3.0;

-	Net Financial Indebtedness divided by the Net Financial Indebtedness plus the Stockholders’ Equity, lower than or equal to 0.5.
In October 2005, the Company contracted exchange rate swap operations until July 2007 for the maturing financing installments linked to the basket of currencies.
•	UNIBANCO – Brazilian currency — used to finance the resources necessary for the payment of Company suppliers, with a 36-month term, and with an 18-month grace period for the principal and quarterly amortization of principal and interest. The contract requires compliance with financial covenants, as follows:
-	financial debt divided by EBITDA, equal to or lower than 3.0;

-	financial expenses divided by EBITDA, equal to or lower than 0.4;

-	financial debt divided by total capital, equal to or lower than 3.0.
•	Banco Itaú BBA – Bank Credit Certificate (CCB) — in April 2004, the Company raised a loan with Banco Itaú BBA in the amount of R$100,000 for the supply of the resources necessary for the Company’s operations. This loan has a grace period of 24 months on the principal, and after this period, amortizations will be made on a monthly basis. Collaterals of CPFL Energia S.A., Ipê Energia Ltda and receivables in the amount of R$38,000 are offered as guarantee.
There are restrictive clauses regarding the change or adjustments in capital stock, as well as regarding any change, transfer or direct or indirect assignment of stockholder control, or incorporations, mergers or split-offs without the previous and express agreement of the creditor.

Additionally, this loan requires compliance with financial covenants, as follows:
-	EBITDA divided by financial expenses — net, equal to or higher than 1.6;

-	Net indebtedness divided by EBITDA, equal to or lower than 2.7.
•	Banco Alfa
(i)	loan with a 12-month term intended to finance the Company’s working capital with a grace period of 8 months for the principal and four monthly amortizations. There is no grace period in terms of the payment of monthly interest. A proportional collateral provided by the controlling stockholders was given as guarantee. There are no restrictions or financial covenants for this contract.

(ii)	working capital financing and other similar short-term operations, with promissory notes serving as guarantees. There are no restrictive and financial covenant clauses for these contracts.
•	Banrisul – targeted to refinance the Company’s working capital, with amortization of the principal and monthly interest payable in 18 installments, after a six-month grace period. This loan is not guaranteed, and there are no restrictive or financial covenant clauses.

•	Banco Santander — used to finance the Company’ working capital. This contract has a 36-month term, with an 18-month grace period for the principal. Principal and interest installments will be paid quarterly. The contract requires compliance with financial covenants, as follows:

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
-	EBITDA divided by paid financial expenses, equal to or higher than a 2.0;
-	Financial debt divided by EBITDA, equal to or lower than 3.5.
•	FINEP – used to partially finance the expenses incurred with studies and research and development projects designed to optimize distribution network performance. The contract has a 49-month term, with a 26-month grace period for the principal. Interest payments are quarterly during the grace period and monthly during the amortization period. This contract is guaranteed by the proceeds of the sale of energy. There are no restrictive clauses or financial covenants for this contract.

•	Banco Safra – to provide financing for working capital financing and other similar short-term operations, with promissory notes serving as guarantees. There are no restrictive and financial covenant clauses for these contracts.

•	Banco Itaú BBA — Resolution 2770 — to finance the working capital of the Company through Brazilian Central Bank Resolution 2770, with amortization of the principal and monthly payment of interest falling due in 18 installments, as from January 2004, and with promissory notes as a guarantee. There are no restrictive and financial covenant clauses for this contract.

•	UNIBANCO — refers to a credit line to finance the investments during the period from 2002 to 2004, through resources from Deutsche Investitions – und Entwicklungsgesellschaft MBH (DEG). The principal and interest are amortized twice a year in March and September. Receivables and a reserve account were provided as guarantee (CDB – with foreign exchange swap – see note 5). There are no restrictive clauses. This operation has foreign exchange swap operations associated with the financing installments due. Additionally, this loan requires compliance with financial covenants, as follows:
-	EBITDA divided by interest paid plus net amortizations of the debt, equal to or higher than 1.05;

-	total debt divided by EBITDA, equal to or lower than 3.0 (2004) and 2.5 (2005 to 2007);

-	interest paid divided by EBITDA, equal to or lower than 0.4;

-	total debt equal to or lower than R$800,000.
•	BankBoston — refers to the raising of funds in May 2000 by Sul Geradora Participações S.A., through a pre-export advance arrangement in the amount of US$190,000 thousand (R$351,818), guaranteed by the surety Rio Grande Energia S.A. and letters of guarantee. The payment of interest is made on a quarterly basis and amortization of the principal occurred between 2002 and 2005. Additionally, this loan implies on financial covenants, as follows:
-	EBITDA divided by Interest expenses, equivalent or superior to 2.0;

-	Indebtness divided by Capital structure, equivalent or inferior to 0.6 (up to 2003), and 0.55 (for the other years);

-	Indebtness divided by EBITDA, equivalent or inferior to 3.5;
Management believes that the restrictive clauses and financial covenants are being adequately met as of December 31, 2005.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
The long-term installments of these loans will mature as follows:

Year Due	2005	2004
2006	—	151,965
2007	141,965	123,388
2008	50,437	37,710
2009	4,109	3,869
After 2009	9,663	8,072

Total	206,174	325,004

17	REGULATORY FEES

	2005	2004
Global reversal reserve	131	2,545
Energy development account	3,791	2,567
Fuel consumption account	350	5,847
ANEEL inspection fee	270	260

Total	4,542	11,219

The Global Reversal Reserve (RGR) is a fund managed by Eletrobrás, as a Federal Government agency, to provide resources for payments to concessionaires upon the expiration of their concessions, when the concessionaires will be reimbursed for the amount of the net permanent assets recorded in its books. On January 3, 1996, Decree 1771 set forth the RGR fee at 2.5% of assets in service, limited to 3.0% of gross operating revenue, deducting ICMS.

The energy development account (CDE) is a contribution made by the Company which aims at financing the energy development of the different Brazilian states and the competitiveness of the energy produced from alternative sources, such as wind, small hydroelectric plants, biomass, natural gas and mineral coal, in the areas served by the interconnected systems while promoting universal access to the electrical energy service in the entire national territory.

The fuel consumption account (CCC) is a contribution made by the Company to finance the cost of fuel used in the processes of thermo-electrical energy generation in the Brazilian energy system.

18	TAXES AND SOCIAL SECURITY

	2005	2004
Value-Added Tax on Sales and Services (ICMS)	33,187	23,554
Social Integration Program (PIS)	1,884	1,605
Social Contribution on Revenues (COFINS)	8,677	7,391
Social Contribution on Net Income (CSLL)	—	11,037
Corporate Income Tax (IRPJ)	—	29,826
Other	2,319	1,869

Total	46,067	75,282

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
19	DIVIDENDS
a) Dividends arising from profits were calculated as follows:

		Restated
	2005	2004
Net income for the year as presented in these financial statements	113,660	35,242
Restatement of prior year financial statements and adjustments to financial statements for statutory and regulatory purposes (see note 3)	—	(4,490)

Net income for the year as presented in the financial statements for statutory and regulatory purposes	113,660	30,752
Legal reserve (5.0%)	(5,683)	(1,538)
Realization of revaluation reserve	16,679	16,951
Prior year adjustments (see note 3)	(12,350)	—

Calculation basis for dividends	112,306	46,165

Mandatory dividends	28,601	11,757
Remaining balance	83,705	34,408

Total dividends	112,306	46,165

Interim dividends approved by Supervisory Board meeting as of 11/18/2005	(50,000)	—

Proposed dividends	62,306	46,165

b) The Company Bylaws establish the distribution of a mandatory dividend of 25.0% of the net profits to stockholders, adjusted based on legislation, and considering for preferred shares dividends 10% higher than those for common shares. Disposition of the remaining net income will be determined at the Annual General Meeting.
The dividends proposed per thousand shares on December 31, 2005 were R$ 83.40 for preferred shares and R$ 75.82 for common shares (on December 31, 2004, it was R$ 64.33 for preferred shares and R$ 58.48 for common shares).
c) In an Ordinary Meeting of the Board of Directors held on November 18, 2005, the Directors approved the distribution of interim dividends in the sum of R$ 50,000 corresponding to the results from January to September 2005, based on Quarterly Information (ITR), filed with the CVM on November 8, 2005. The dividend per thousand shares was R$ 66.93 for preferred shares and R$ 60.84 for common shares.
d) On December 31, 2005, the Company had dividends payable amounting to of R$ 765 from previous years (R$ 587 on December 31, 2004).
20	ACCOUNTS PAYABLE FOR RETIREMENT INCENTIVES
As stated in the privatization notice, the Company must pay supplementary retirement benefits to employees participating in the CEEE Social Security Foundation (ELETROCEEE) who were granted retirement for years of service by the National Institute of Social Security (INSS) but who do not fulfill

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
all requirements to obtain the benefit. Accordingly, the Company provided the amount, arising from actuarial calculations, of commitments related to the salary supplements to be paid to the participants or handed over to ELETROCEEE, adjusted to present value at the rate of 12.0% per year.
The Company estimated this benefit in accordance with CVM Deliberation 371/2000 through an independent actuarial company. It opted to recognize the actuarial liability in the result for the years from 2002 to 2006, or based on the time of service or remaining life of the employees, if shorter.
The pension supplement is part of a defined benefit plan with a benefit level equal to 100% of the average of the last 36 salaries, including the Social Security benefit, with a segregated assets managed by ELETROCEEE (as a closed pension plan entity).
Below, we demonstrate the composition of such effects:

	2005
		Present		Long-	Short
	Original gross	value		term	term
Description	amount	adjustment	Net	balance	balance
Retirement supplement	25,080	(6,042)	19,038	13,567	5,471
Contribution to Foundation	1,435	(520)	915	885	30
Actuarial liability complement	1,957	—	1,957	—	1,957

Total	28,472	(6,562)	21,910	14,452	7,458

	2004
		Present		Long-	Short
	Original gross	value		term	term
Description	amount	adjustment	Net	balance	balance
Retirement supplement (i)	30,099	(7,983)	22,116	16,231	5,885
Contribution to Foundation	3,367	(906)	2,461	1,791	670
Actuarial liability complement (ii)	4,930	—	4,930	4,930	—

Total	38,396	(8,889)	29,507	22,952	6,555

For comparison purposes, we reclassified the following amounts as of December 31, 2004 from “Other accounts payable” within long-term liabilities:
(i)	Retirement supplement — R$ 471; and

(ii)	Supplement of the actuarial liability related to CVM Deliberation 371/2000 — R$ 4,930.
The long-term balance matures as follows:

Maturity	2005	2004
2006	—	10,115
2007	4,346	4,073
2008	3,341	3,130
2009	2,370	2,220
2010	1,557	1,458
After 2010	2,838	1,956

Total	14,452	22,952

Main results of the actuarial evaluation in accordance with CVM Deliberation 371/2000 are as follows:

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
a)	Reconciliation of assets and liabilities:

	2005	2004
Present value of actuarial liabilities	(114,323)	(106,641)
Fair value of plan assets	140,903	124,928

Actuarial assets — net	26,580	18,287

Adjustments for allowed deferrals
Unrecognized actuarial gains	(31,080)	(28,301)
Unrecognized initial actuarial liabilities	2,543	5,084

Net actuarial liability recognized in balance sheet	(1,957)	(4,930)

b)	Movement of assets and liabilities:

	2005	2004
Changes in the plan assets
Fair asset value at the beginning of the year	124,928	103,246
Sponsor contributions	901	2,406
Participants’ contributions	450	1,241
Actual return on plan assets	18,192	20,464
Benefits paid during the year	(3,568)	(2,429)

Fair value of assets at the end of the year	140,903	124,928

Changes in the plan liabilities
Value of liabilities at the beginning of the year	(106,641)	(103,980)
Gross cost of current service	(711)	(796)
Interest on actuarial liabilities	(11,940)	(11,684)
Actuarial gains	1,401	7,390
Benefits paid during the year	3,568	2,429

Liabilities at the end of the year	(114,323)	(106,641)

c)	Expense recognized in the statement of results:

	2005	2004	2003
Cost of current service	(711)	(796)	(2,360)
Contributions expected from participants	1,176	1,391	1,223
Interest on actuarial liabilities	(11,940)	(11,684)	(8,372)
Expected return on plan assets	14,151	11,774	6,636
Amortization of initial actuarial liabilities	(2,541)	(2,541)	(2,541)
Recognition of actuarial gains	1,937	256	428

Appropriated income (expense) according to CVM No. 371	2,072	(1,600)	(4,986)

Sponsor contributions (effectively appropriated)	901	2,406	2,295

Income (expense) recognized in the statement of operations	2,973	806	(2,691)

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
d)	Economic, financial and demographic assumptions:

	2005	2004
Nominal interest rate (discount) for current service cost evaluation and total actuarial liabilities	11.3% per year	11.3% per year
Yield rate expected on plan assets	11.3% per year	11.3% per year
Salary growth rate	7.1% per year	7.1% per year

Readjustment index for benefits granted for continued service	5.0% per year	5.0% per year
Turnover rate	[0.3 ÷ (t+1)] where	[0.3 ÷ (t+1)] where
	t=years of service	t=years of service
General mortality table	GAM-83 (qx)	UP-84
Disability admittance table	Light-Average (ix)	Light-Average (ix)
Disability mortality table	GAM-71 (qix=qx)	IAPB-55/57 (qix)
Asset mortality table	Hamza method using	Hamza method using
	values adopted for	values adopted for
	qx/ix/qix	qx/ix/qix
Actuarial evaluation method	Projected unitary credit	Projected unitary credit
21	ESTIMATED LIABILITIES

	Short-term		Long-term
	2005	2004	2005	2004
Provisions for vacation pay	4,814	4,228	—	—
Assiduity bonus (i)	—	—	711	702
Social charge provisions — INSS/FGTS (i)	1,780	1,568	287	269
Other	69	403	—	—

Total	6,663	6,199	998	971

For comparison purposes, we reclassified the following amounts as of December 31, 2004 from “Other accounts payable” within long-term liabilities:
(i)	Assiduity bonus of R$ 702 and charges in the sum of R$ 269.
22	OTHER ACCOUNTS PAYABLE

	Short-term		Long-term
		Restated		Restated
	2005	2004	2005	2004
Energy efficiency program	12,888	4,386	4,484	8,821
Research and development	14,077	5,823	1,794	4,378
Emergency capacity charges	4,241	5,726	—	—
Public lighting contribution	3,488	1,279	—	—
Profit sharing plan	3,472	2,256	—	—
Consumer-associated liabilities	862	1,434	—	—
Other	384	1,048	49	87

Total	39,412	21,952	6,327	13,286

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
For comparison purposes, we reclassified the balances as of December 31, 2004 of R$ 5,401 to accounts payable for retirement incentives and of R$ 971 for estimated liabilities.

Energy efficiency programs and research and development (EEP and R&D)

Concessionaires of the public distribution of electric energy services are required to invest at least 1.0% of their operating revenue annually, deducting ICMS and emergency capacity charges, to energy efficiency programs and research and development. The application of these resources until December 31 was divided into 0.5% for EEP and 0.5% for R&D. The resources related to R&D are allocated in the following manner: 40.0% in research and development projects, 40.0% for the Brazilian National Scientific and Technological Development Fund (FNDCT) and 20.0% for the Brazilian Energy Research Company (EPE). In December 2005, through Resolution 176/2005, ANEEL established the provisioning of expenses related to EEP according to the accrual basis (see Note 3).

Emergency capacity charges

ANEEL Resolution 249/2002 established the criteria and procedures for defining this charge, related to the contracting of generating or power capacity by Comercializadora Brasileira de Energia Emergencial – CBEE, which will be apportioned to the final consumers proportionally to their individual consumption. It does not apply to the residential consumer classified as low income. The values corresponding to this charge are handed over to CBEE after being collect from consumers.

Public lighting contribution (CIP)

Constitutional Amendment 39/2002 established the Public Lighting Contribution designed to finance the cost of energy supply for the public lighting network in urban areas and those expanding areas in Brazilian municipalities and the Federal District, including maintenance charges for all those who receive the service, under the terms of the Constitutional Amendment as established in Article 149-A of the Brazilian Federal Constitution.

Consumers-associated liabilities

These obligations refer to accounts payable in duplicate and/or adjustments to billing to be compensated or returned to consumers.

23	PROVISIONS FOR CONTINGENCIES

	2005				2004
				Judicial				Judicial
Nature	Possible	Probable	Provision	deposits	Possible	Probable	Provision	deposits
Labor	2,892	6,197	6,197	13,116	3,994	5,438	5,438	7,900
Civil	69,838	6,933	6,142	828	50,181	5,619	4,227	28
Tax	217,212	20,185	20,185	4,364	208,452	24,155	24,155	4,042
Regulatory	7,934	4,647	4,647	—	4,561	6,842	6,842	4,561

Total	297,876	37,962	37,171	18,308	267,188	42,054	40,662	16,531

The lawsuits classified as probable contingencies are adequately provided for according to Management’s estimate of loss, which is supported by the continous assessment of reports by the Company’s legal advisors. The analysis of causes takes into consideration the actual elements involved in the contingency after evaluation of the financial risk involved and determination of the levels of provisioning required to protect the Company’s equity.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
The lawsuits under analysis include the following: (i) labor, (ii) civil, (iii) tax and (iv) regulatory, the details of which are as follows:
(i)	the total number of labor lawsuits is 3,478, relating to the following issues: overtime, risk premium, on-call indemnity and recognition of the employment relationship, among others. Of the total labor claims, approximately 92.3% relate to former employees of Companhia Estadual de Energia Elétrica (CEEE) who have never worked for the Company or had their contracts transferred. For the other lawsuits, 3.1% arise from employees contracted by the Company and 4.6% from claims filed by employees of third parties.

(ii)	Civil lawsuits include: damage to appliances caused by electrical networks; illegal rate hikes; energy interruption; reimbursement of amounts overpaid at the time of the Cruzado Economic Plan; cancellation of debts charged based on consumption recovery and general damages caused by the electrical network, among others. There are a total of 5,100 lawsuits, 248 of which are considered significant. On December 31, 2005, the Company maintained an insurance policy in the amount of R$ 6,000 (R$ 6,000 on December 31, 2004) to cover civil liability risk. Probable losses amounted to R$ 6,933 on December 31, 2005 (R$ 5,619 on December 31, 2004). However, considering the contract terms of insurance policies, there was coverage for the amount of R$ 791 on December 31, 2005 (R$ 1,392 on December 31, 2003), linked to the corresponding amounts. Because of this, the Company made a provision for the probable losses not covered by insurance. Moreover, there are environmental lawsuits regarding the alleged illegal cutting of trees by the Company due to risks to electricity networks and consumers.

(iii)	Among the main tax lawsuits, the following are highlighted:
•	in December 2004, the Brazilian Federal Revenue Department assessed the Company for following matters:

a)	IRPJ and CSLL for the period prior to the change of the goodwill amortization term (see note 12.g);

b)	PIS and COFINS on the financial restatement of the account to offset variations of non-manageable costs (CVA) by SELIC;

c)	IRPJ and CSLL on the depreciation rate differences between the revaluation appraisal and ANEEL rates;

•	assessment notice from the Federal Revenue Department relating to a fine on the spontaneous declaration of debt for PIS/COFINS;

•	request to cancel the effect of the Federal Revenue Department decision to consider the deductibility, for the purpose of calculating income tax and social contribution, of the amounts relating to the retirement supplement for the Company’s retired employees (beneficiaries of Fundação ELETROCEEE);

•	collection of tax for the use of land by city governments and other state authorities;

•	Non-payment of PIS and COFINS on financial income of the wholly-owned subsidiary Sul Geradora Participações S.A., through court order for injunction with suspensive effect.
(iv)	the main contingencies of a regulatory nature are as follows:
•	amendment to the loan agreement between the Company and its former fully owned subsidiary Sul Geradora Participações S.A., to replace the index of debt charges not submitted for approval by ANEEL;

•	the Company’s approval for the loan undertaken by its former fully owned subsidiary, Sul Geradora Participações S.A. with BankBoston, not submitted to approval by ANEEL; and

\

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
•	non-compliance with the continuity indicator goals for the Equivalent Duration of Interruption per Client (DEC) and the Equivalent Frequency of Interruption per Consumer (FEC), relative to the years 2003, 2004 and 2005.
24	STOCKHOLDERS’ EQUITY

In the Extraordinary General Assembly held on June 27, 2005, stockholders decided to increase the Company’s capital stock from R$ 784,430 to R$ 830,457 by issuing 5,928,362 preferred shares and 25,814,397 common shares, at an issue price of R$ 1.45 per share, with the capital stock represented by 807,168,582 shares, 656,502,720 of which are nominal common shares without face value and 150,665,862 of which are preferred shares. The aforementioned increase in capital was designed to meet the requirements of Article 2, §2 of ANEEL Ratifying Resolution 166/2004, seeing that the annual accumulated financial flow on December 21, 2004 was negative at R$ 38,207.

The Company has 444,837 treasury shares acquired in 1998 for the average price of R$ 1.08 per share. These shares will either be sold or cancelled in the future.

The preferred shares have the following characteristics:
•	no voting rights;

•	entitled to a dividend 10.0% (ten percent) higher than that attributed to common shares, linked to the existence of profit to be distributed in accordance with current legislation;

•	priority in the reimbursement of capital in case of the Company’s liquidation.
The Company’s stockholder structure is represented as follows:

	2005			2004
Stockholders	Common	Preferred	Total	Common	Preferred	Total
Cia. Paulista de Força e Luz	440,614,754	100,443,908	541,058,662	423,277,558	96,491,667	519,769,225
Ipê Energia	213,495,786	50,221,954	263,717,740	205,095,210	48,245,833	253,341,043
521 Participações	52,033	—	52,033	50,000	—	50,000
VBC Energia	52,033	—	52,033	50,000	—	50,000
Supervisory board	1,060	—	1,060	1,018	—	1,018
Treasury shares	444,837	—	444,837	444,837	—	444,837
Other	1,842,217	—	1,842,217	1,769,700	—	1,769,700

Total shares	656,502,720	150,665,862	807,168,582	630,688,323	144,737,500	775,425,823

The book value per share, per group of thousand shares on December 31, 2005, was R$ 1,415.02 (R$ 1,411.84 on December 31, 2004 as restated).

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
25	SUPPLY AND DISTRIBUTION OF ELECTRICAL ENERGY

	Consumers			GWh			R$
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Consumers
Residential	823,227	805,276	790,201	1,466	1,437	1,419	684,934	584,331	506,771
Industrial	30,090	30,152	29,784	2,762	2,813	2,564	745,787	654,587	508,596
Commercial	95,429	93,873	92,916	832	801	766	369,074	311,821	260,535
Rural	134,154	131,300	127,775	875	838	810	142,468	124,737	103,379
Government	10,015	9,976	9,902	118	112	107	54,515	45,264	37,504
Public lighting	254	253	252	227	230	235	50,179	46,608	42,070
Government services	1,369	1,357	1,366	188	186	184	59,504	48,692	40,805
Own consumption	107	91	79	2	1	1	—	—	—

Billed supply	1,094,645	1,072,278	1,052,275	6,470	6,418	6,086	2,106,461	1,816,040	1,499,660

Other
Unbilled supply for the year	—	—	—	—	—	—	61,474	53,517	48,883
Unbilled supply from the prior year	—	—	—	—	—	—	(53,516)	(48,883)	(35,201)
Agreement for the reimbursment of unrestricted energy									78
Emergency capacity charges	—	—	—				34,068	42,122	39,222

Total energy supply	1,094,645	1,072,278	1,052,275	6,470	6,418	6,086	2,148,487	1,862,796	1,552,642

Energy supply	6	6	6	317	299	291	30,566	27,157	22,333
Revenue from providing electrical network access	—	—	—	—	—	—	13,033	893	619
Other	—	—	—	—	—	—	16,318	17,918	15,506

Total operating revenue	1,094,651	1,072,284	1,052,281	6,787	6,717	6,377	2,208,404	1,908,764	1,591,100

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
26	COST OF ELECTRICAL ENERGY

	GWh			R$
Electric energy purchased for resale	2005	2004	2003	2005	2004	2003
Suppliers
Companhia Estadual de Energia Elétrica — CEEE	230	461	690	14,252	24,854	36,257
Companhia de Geração Térmica de Energia Elétrica — CGTEE	527	604	678	39,908	41,384	44,099
Eletrobrás — Transfer from Itaipu	1,501	1,475	1,475	114,414	123,708	137,797
Tractebel Energia	3,522	3,451	3,165	357,347	295,537	236,919
AES Uruguaiana Empreendimentos	1,243	1,152	1,152	130,494	116,427	105,350
CPFL Comercialização Brasil	783	495	138	63,140	36,012	10,259
Other	19	73	2	999	1,442	1,108

	7,825	7,711	7,300	720,554	639,364	571,789
Variation of costs of Installment “A” (CVA)	—	—	—	13,028	53,519	21,094

	7,825	7,711	7,300	733,582	692,883	592,883

Charges for the use of electric network
Basic network charges	—	—	—	108,086	84,895	76,676
Itaipu transportation charges	—	—	—	7,719	6,826	6,267
Connection charges	—	—	—	24,999	25,395	13,547
System service charges (ESS)	—	—	—	1,773	3,387	6,343

	—	—	—	142,577	120,503	102,833
Variation of costs of Installment “A” (CVA)	—	—	—	20,340	8,984	(27,540)

	—	—	—	162,917	129,487	75,293

Total	7,825	7,711	7,300	896,499	822,370	668,176

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
27	OPERATING EXPENSES

		Restated
	2005	2004	2003
Selling
Personnel	17,947	16,029	13,078
Material	780	774	832
Third-party services	12,657	10,569	8,658
Leases and rents	165	27	12
Depreciation and amortization	8,261	6,792	4,720
Allowance for doubtful accounts	39,842	10,762	10,577
Telecommunications and data transmission	4,377	3,567	2,904
Indemnities for consumers	1,185	1,178	830
Expense recovery	(4,058)	(1,429)	(144)
Other	1,528	3,465	727

	82,684	51,734	42,194

General and administrative
Personnel	15,661	20,261	22,422
Managers	2,547	2,312	745
Material	422	278	354
Third-party services	18,773	14,137	9,940
Leases and rents	3,858	2,793	1,788
Depreciation and amortization	8,299	6,007	5,283
Provisions for contingencies	3,874	7,343	2,413
Value-Added Tax (ICMS) on telecommunications (i)	6,245	—	—
Telecommunications and data transmission	2,962	1,991	1,166
Advertising and publicity	1,483	1,170	1,307
Investments in culture	1,775	3,051	4,587
Insurance	884	966	574
ANEEL inspection fee	3,207	2,894	1,889
Research and development (see note 22)	9,715	5,909	1,499
Energy efficiency program (see note 22)	8,551	5,414	4,461
Other	3,163	1,972	1,400

	91,419	76,498	59,828

Amortization of goodwill	12,149	15,779	112,027

Total	186,252	144,011	214,049

(i) During the first quarter of 2005, the Management revised its position with respect to taking credits for Value-Added Tax on Sales and Services (ICMS) for telecommunications services purchases and decided to no longer recognize these credits, and as a result voluntarily paid the owed values to the tax authorities.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
28	FINANCIAL INCOME AND EXPENSES

	2005	2004	2003
Financial income
Interest income on financial investments	2,933	10,528	6,591
Interest on arrears	30,325	23,410	18,718
Monetary variations	5,659	1,565	2,714
Other	1,563	1,392	1,329

Total	40,480	36,895	29,352

Financial expense
Debt charges	(91,186)	(69,829)	(80,694)
Bank expenses	(245)	(1,949)	(1,331)
Monetary variations	(19,058)	(14,031)	(16,939)
Debt charges on foreign currency liabilities, net of results from swaps	(14,768)	(26,650)	(55,222)
Provisional Contribution on Financial Activities (CPMF)	(8,995)	(9,745)	(6,986)
Tax on financial operations (IOF)	(1,312)	(1,434)	(1,775)
Other	(5,548)	(2,955)	(4,799)

Total	(141,112)	(126,593)	(167,746)

Financial expenses — net	(100,632)	(89,698)	(138,394)

CPMF – Tax on debits in bank accounts.
IOF – Tax on loan, foreign exchange and insurance operations or those related to securities and bonds.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
29	NON-OPERATING INCOME AND EXPENSES

	2005	2004	2003
Non-operating income
Gains on disposal of fixed assets	335	356	637
Gains on deactivation of fixed assets	540	277	—
Revenue from investment sales	243	—	—
Other revenues	205	824	31

Total	1,323	1,457	668

Non-operating expense
Losses on disposal of fixed assets	(497)	(392)	(1,569)
Losses on deactivation of fixed assets	(15,450)	(13,684)	(5,348)
Expenses related to sale of investments	(243)	—	—
Other expenses	(1,315)	(558)	(64)

Total	(17,505)	(14,634)	(6,981)

Non-operating expenses — net	(16,182)	(13,177)	(6,313)

30	FINANCIAL INSTRUMENTS

The Company uses financial instruments, the risks of which are managed through financial position strategies and systems to control exposure limits. All operations are recognized in accounting records and are restricted to the following instruments:
a)	Exchange rate fluctuation risk
The Company results are affected by fluctuations in the dollar exchange rate and variations in the BNDES basket of currencies, since the Company has financing associated with these indexes (see note 16). In order to reduce this type of risk, the Company contracted swap operations to replace the indexes, interest rate and spread to CDI for the principal and interest amounts. The financial instrument covers the exchange rate fluctuation risk of the debt in dollars through a contracted sum plus a coupon in dollars to be received during the debt maturity term, so that on the maturity dates, the amounts in U.S. relating to the debt and swap dollars are equivalent. In the case of BNDES financing associated with the basket of currencies, the swap offers sufficient, although not complete, coverage for the risk, since the variation of the basket of currencies is not equal but comes close to the variations in the dollar. The gain or loss generated by swaps is accrued for accounting purposes and recognized in income based on the contractual rates measured through the period end considering the intent of not liquidating the swap agreements before debt maturity.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
Net exposure to foreign currency compared to the fair value of the swap agreements based on the market quotation at the date of the balance sheet is presented below:

	Book value		Fair value
	2005	2004	2005	2004
Loans and financing in Brazilian currency	(15,050)	(9,414)	(15,050)	(9,414)

Assets in dollars	15,340	—	14,566	—
Hedge instruments	(15,078)	—	(14,265)	—

Swap operation adjustments	262	—	301	—

	Book value		Fair value
	2005	2004	2005	2004
Loans and financing in foreign currency	(9,733)	(174,929)	(9,733)	(174,929)

Assets in dollars	11,557	183,689	11,048	180,648
Hedge instruments	(22,736)	(227,451)	(21,420)	(218,616)

Swap operation adjustments	(11,179)	(43,762)	(10,372)	(37,968)

Total swap operation adjustments	(10,917)	(43,762)	(10,071)	(37,968)

Through its operating activities, the Company also has exposure to exchange rate fluctuations from the purchase of energy corresponding to R$ 25,988 on December 31, 2005 (R$ 20,532 on December 31, 2004). However, the current system for rate readjustment allows for an automatic recovery of these costs (compensation account), as detailed in note 9.
b)	Credit risk
The Company has a strict policy to evaluate the credit risk of the financial operations which it undertakes. Such policy emphasizes the risk classification by specialized agencies and the dispersal of the financial applications amount various financial institutions.
31	PURCHASE AND SALE OF SHORT-TERM ELECTRIC ENERGY WITHIN THE ELECTRIC ENERGY TRADE CHAMBER (CCEE)

The sums for the purchase and sale of short-term electric energy and its respective values have been provided for based on estimates prepared by Management and adjusted when disclosed in the accounting balances performed by the CCEE. Below, we present the accounting balances and liquidations for the short-term market:
a)	Accounting balances disclosed by the CCEE for the years ending on:

Operations	2005	2004	2003
System service charges (ESS)	(1,773)	(3,387)	(6,343)
Purchases costs	(404)	(3,031)	(1,067)
Sales revenue	237	808	436

Operation balance	(1,940)	(5,610)	(6,974)

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
b)	CCEE balance deducting the liquidations on:

	2005
Operations	Asset	Liability
System service charges (ESS)	—	1,773
Purchases costs	—	404
Sales revenue	237	—

Balance before liquidations	237	2,177

2005 operation liquidations	(234)	(2,113)

Ended balance	3	64

	2004
Operations	Asset	Liability
System service charges (ESS)	—	3,387
Purchases costs	—	3,031
Sales revenue	808	—

Balance before liquidations	808	6,418

2004 operation liquidations	(808)	(6,122)

Ended balance	—	296

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
32	RELATED PARTIES

	Asset		Liability		Income			Expense
Company	2005	2004	2005	2004	2005	2004	2003	2005	2004	2003
Banco Bradesco
Cash and banks	841	544	—	—	—	—	—	—	—	—
Financial investments	513	1,829	—	—	209	285	176	—	—	—
Swap operations	—	—	(262)	—	262	—	—	—	—	—
Services	—	—	—	—	—	—	—	335	285	181

Banco Votorantim
Financial investments	—	—	—	—	296	2,524	—	—	—	—
Swap operations	—	—	7,189	6,273	—	—	—	3,154	2,763	4,688

Bradesco Seguros
Insurance premium	213	238	—	—	—	—	—	884	935	445

CBA Companhia Brasileira de Alumínio
Material purchases	—	—	603	98	—	—	—	4,243	2,724	898

CPFL Comercialização Brasil
Other credits	163	—	—	—	—	—	—	—	—	—
Energy supply	—	—	8,119	4,443	—	—	—	63,140	36,012	10,259

CPFL Companhia Paulista de Força e Luz
Other credits	998	660	—	—	—	—	—	—	—	—

Ipê Energia
Other credits	80	—	—	—	—	—	—	—	—	—

PSEG Public Service Energy Global
Other credits	145	21	—	—	—	—	—	—	—	—

SGP Sul Geradora Participações
Loan agreement	—	—	—	—	—	—	—	—	9,637	44,474
In the year of 2005, the main transaction with related parties refers to the energy purchase operations negotiated under normal market conditions, with the approval of ANEEL.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
33	INSURANCE

The Company relies on the guidance of specialists to buy insurance policies with sufficient coverage to prevent significant losses and that take into consideration the nature and risk level of the assets and liabilities. The policies based on each risk category are as follows:

		Insured
Risks	Validity	amount
Identified risks- substations	3/31/2005 to 3/31/2006	9,700
Identified risks — mobile substation	3/31/2005 to 3/31/2006	4,000
Identified risks — stores and warehouses	3/31/2005 to 3/31/2006	15,000
Civil liability	3/31/2005 to 3/31/2006	6,000
Civil liability — vehicles	3/31/2005 to 3/31/2006	1,000

Total		35,700

34	ANEEL RESOLUTION 166/2004

Through Ratifying Resolution 166/2004, ANEEL established that the following main obligations would be part of the approval process for the merger of DOC 3 Participações by Rio Grande Energia, when the Company’s Bylaws were changed, as approved in the Extraordinary General Assembly dated October 4, 2004:
a)	amendment to Concession Agreement 13/1997 to include the requirements of the aforementioned Ratifying Resolution, with the detailing of the penalties applicable in the event of non-compliance of up to 2.0% of the Company billing. The First Amendment to the Concession Agreement was signed on November 22, 2004;

b)	adjustment of the amortization curve of the goodwill balance approved by the Extraordinary General Assembly held on June 28, 2004, for the amortization curve included in Attachment I of Resolution 166 (see note 12.g);

c)	change in the benefits of preferred shares issued by the Company, replacing the statutory estimate of redemption and payment of fixed and cumulative dividends for the receipt of dividends 10.0% greater than the amount attributed to the common shares, associated with the existence of the profits to be distributed in accordance with current legislation; and priority in the reimbursement of capital in the case of liquidation;

d)	capitalization of the balance of fixed and declared dividends not paid, deducting the “positive financial flow balance” — R$ 141,714;

e)	stockholders undertook the commitment to maintain the counter-guarantees mentioned in item IV of Article 1 of this Resolution, directly or indirectly, up to the total settlement of the operation with “BankBoston,” proportionally to the respective shareholding in the Company capital stock. In compliance with this item, the Company’s controlling stockholders, CPFL Energia S.A. and Ipê Energia Ltda., signed the Counter-Guarantee Agreement on October 6, 2004, becoming guarantors of any and all liability concerning the operation with “BankBoston.” The guarantee was proportional to the holding of the Company’s controlling stockholders;

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
f)	moreover, ANEEL determined through this resolution the preparation of the cash flow of this merger until the total amortization of the debt with “BankBoston,” aiming to guarantee the impartiality the merger effects, observing the following procedures:
1.	record as “revenues” the effective income tax and social security benefits resulting from the amortization of the goodwill and interest from the original merger debt, as well as the income that was not distributed to the controlling stockholders as interest on own capital or dividends;

2.	record as “expenses” the payments for amortization of the principal and debt charges assumed as a result of the merger, as well as fixed dividends, the redemption of preferred shares and capital increase in Sul Geradora Participações S.A.;

3.	remunerate the balance of the “income” and “expense” values based on the rate forecasted for adjustment of the debt.
In the case of negative financial flow, the Company’s controlling stockholders shall provide resources of an equivalent amount in up to 60 days counting from the date of the AGO, maintaining the same minority stockholder holdings. The controlling stockholders shall be able to withhold dividends to which they are entitled in order to provide funds for the negative financial flow. If the financial flow has a positive balance, it will be used for possible compensation during a subsequent period.

ANEEL Resolution 166 also establishes the elimination of the Rio Grande Energia holding in the capital of Sul Geradora Participações up to September 16, 2005 (note 11.a);

The Brazilian Securities Commission (CVM), through CVM/SEP/GEA-1 Circular 197/2004, sent to ANEEL, expressed agreement with the presented terms, in the form of a draft of the aforementioned ANNEL Resolution published under Number 166 on July 13, 2004.

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
35	CASH FLOW

The statement of cash flow has been prepared in accordance with NPC 20 “Statements of Cash Flow” issued by the Institute of Independent Auditors of Brazil (IBRACON). For the purposes of the statement of cash flow, cash and cash equivalents comprise cash in hand and at banks and all short-term financial investments, which, as of December 31, 2005, 2004 and 2003, included investments with original maturities of less than 90 days and highly liquid financial market investment funds, as shown below:

		Restated
	2005	2004	2003
Net income for the year	113,660	35,242	(8,989)

Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	64,835	59,319	58,652
Amortization of goodwill	12,149	15,779	112,027
Provisions for contingencies	623	7,398	3,808
Interest, monetary and exchange variations — net	119,353	108,945	150,141
Reversal of provision for actuarial liabilities	(2,973)	(806)	2,691
Losses from sale of permanent assets	21,689	16,317	6,748
Deferred income tax and social contribution	(19,551)	47,141	(12,951)
Other	26,041	(12,057)	10,577

(Increase) decrease of current assets and long-term receivables
Accounts receivable from customers	(63,200)	(22,780)	(66,266)
Taxes to offset	(4,508)	(27,869)	(3,326)
Inventories	(500)	(763)	355
Prepaid expenses	(1,166)	(1,302)	(5,636)
Deferred costs variations	39,628	26,631	(5,067)
Other	(11,820)	(1,764)	(14,323)

Increase (decrease) in current liabilities and long-term liabilities
Suppliers	19,945	(4,997)	(7,158)
Labor liabilities	464	324	761
Taxes and social contribution	(30,524)	27,029	11,111
Deferred gain variations	(4,408)	463	4,815
Regulatory fees	(6,677)	4,655	(814)
Others	7,962	9,899	11,991

Operating cash generated	281,022	286,804	249,147

Investments in permanent assets
Property, plant and equipment	(138,976)	(98,022)	(62,432)
Deferred	(799)	(1,952)	(4,027)
Consumer contributions and donations	12,351	9,697	9,013

Net cash used in investments	(127,424)	(90,277)	(57,446)
Financing
Loan, financing and debendures funding	541,314	455,528	250,988
Loan and financing amortization	(569,249)	(540,993)	(408,705)
Loan and financing interest amortization	(82,654)	(62,786)	(52,599)
Dividend payments	(50,000)	(51,000)	(1,073)

Net cash generated by financing	(160,589)	(199,251)	(211,389)

Net cash generated	(6,991)	(2,724)	(19,688)

Balance of cash and banks at the beginning of the year	28,890	31,614	51,302

Balance of cash and banks at the end of the year	21,899	28,890	31,614

RIO GRANDE ENERGIA S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts expressed in thousand of reais, unless indicated otherwise)
36	SUBSEQUENT EVENTS

In a Board of Directors Meeting held on December 16, 2005, members approved operations for Company financing of up to R$ 140,000, with a two-year term, with the payment of interest and the principal at the end of this period, without guarantees. The primary purpose of these operations is the liquidation of financing that would mature in 2006, including: BRDE, Banco Alfa and Banco Safra, as well as the prepayment of financing to UNIBANCO (in Brazilian currency and foreign currency) that would mature in 2006 and 2007.

The Board of Directors also authorized the recontracting of financing in the Bank Credit Bill category, with a two-year term, in the sum of R$ 100,000 with Banco Itaú BBA, with the following alterations: (i) term increased to five years; (ii) payment of the principal at the end of the period; (iii) payment of interest each six months; (iv) liberation of current warrantees of receivables and the liberation of proportional controlling stockholder collateral.