Form 20-F
period 2006-12-31
CPFL Energy INC
filed 2007-06-29
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006
Commission File Number 1-32297

CPFL ENERGIA S.A.

(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

________________________________________________

Rua Gomes de Carvalho, 1,510, 14° andar - Cj 1402
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil
+55 11 3841-8513
(Address of principal executive offices)

________________________________________________

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2006, there were 479,756,730 common shares, without par value, outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

ii

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	101
PART III
ITEM 17. Financial Statements	102
ITEM 18. Financial Statements	102
ITEM 19. Exhibits	102
Glossary of Terms	103
Signatures	105
Ex-1.1: [AMENDED AND RESTATED BYLAWS]
EX-8.1: [LIST OF SUBSIDIARIES]
EX-12.1: [CERTIFICATION]
EX-12.2: [CERTIFICATION]
EX-13.1: [CERTIFICATION]

iii

FORWARD-LOOKING STATEMENTS

     This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will”, “intend,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Those statements appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements. These factors include, among other things:

  general economic, political, demographic and business conditions in Brazil and particularly in the markets we serve;

  electricity shortages;

  changes in tariffs;

  our failure to generate electricity due to water shortages, transmission outages, operational or technical problems or physical damages to our facilities;

  potential disruption or interruption of our services;

  inflation and exchange rate variation;

  the early termination of our concessions to operate our facilities;

  increased competition in the power industry markets in which we operate;

  our inability to implement our capital expenditure plan, including our inability to arrange financing when required and on reasonable terms;

  changes in customer demand;

  existing and future governmental regulations relating to the power industry; and

  the risk factors discussed under “Item 3. Key Information—Risk Factors,” beginning on page 7.

     Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

CERTAIN TERMS AND CONVENTIONS

     A glossary of electricity industry terms is included in this annual report, beginning on page 103.

PRESENTATION OF FINANCIAL INFORMATION

     The audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this annual report have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$2.138 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2006 as reported by the Central Bank of Brazil, or Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Exchange Rates” for more information regarding exchange rates between reais and U.S. dollars.

Proportionate Consolidation of Certain Subsidiaries

     Until June 2006, we owned 67.07% of the shares of Rio Grande Energia S.A., or RGE, one of our main distribution subsidiaries. We also owned 67.20% of Sul Geradora Participações S.A., or Sul Geradora. Public Service Enterprise Group Incorporated, or PSEG, indirectly owned 32.69% of RGE’s shares and 32.75% of Sul Geradora. In June 2006, we agreed to acquire PSEG’s interest in RGE and Sul Geradora. The acquisition was finalized in June 2006, after which date we began to consolidate RGE and Sul Geradora fully under both Brazilian Accounting Principles and U.S. GAAP.

     Through June 2006, under Brazilian Accounting Principles, we accounted for RGE and Sul Geradora using proportionate consolidation, which means that, after eliminating intercompany transactions, we included in our financial statements 67.07% of each item in RGE’s financial statements and 67.20% of each item in Sul Geradora’s financial statements. Under U.S. GAAP, we would have been required to account for RGE and Sul Geradora on the equity method, which means that, after eliminating intercompany transactions, we would generally have presented 67.07% and 67.20%, respectively, of their net income on a single line of our statement of operations and 67.07% and 67.20%, respectively, of their shareholders’ equity on a single line of our balance sheet. The difference in presentation would not have affected our net income or shareholders’ equity. See Note 35 to our audited consolidated financial statements. We would, however, have presented lower revenues, operating income and cash flows if we had accounted for RGE and Sul Geradora on the equity method under Brazilian Accounting Principles (see Note 35 (s) to our audited consolidated financial statements).

     We currently account for four other subsidiaries using proportionate consolidation in our financial statements prepared in accordance with Brazilian Accounting Principles and using the equity method of accounting under U.S. GAAP. Our ownership interests in these subsidiaries include 65.00% of Companhia Energética Rio das Antas, or CERAN, an indirect stake of 51.00% in Consórcio Energético Foz do Chapecó, or the Foz do Chapecó Consortium, 48.72% of Campos Novos Energia S.A., or ENERCAN, and 25.01% of BAESA – Energética Barra Grande S.A., or BAESA. All of these subsidiaries have begun operations except for our Foz do Chapecó plant, which we expect will begin operations in August 2010. See Note 2 to our audited consolidated financial statements.

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

     The financial data at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information included in this annual report has been presented in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the rate as reported by the Central Bank on December 31, 2006 of R$2.138 to US$ 1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

STATEMENT OF OPERATIONS DATA

				For the year ended December 31,

	2006		2006		2005		2004		2003		2002

	(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$	5,719	R$	12,227	R$	10,907	R$	9,549	R$	8,082	R$	6,823

Net operating revenues		4,169		8,914		7,739		6,736		6,057		5,264

Operating costs:
Electricity purchased for resale		1,599		3,419		3,175		3,126		3,020		2,557
Electricity network usage charges		362		774		757		679		446		314
Personnel		114		243		200		190		169		162
Post-retirement benefit obligation		(3)		(7)		90		148		84		129
Materials		18		39		34		32		22		22
Outside services		52		111		98		88		84		87
Depreciation and amortization		139		297		273		251		256		223
Fuel usage account — CCC		259		554		392		251		261		292
Energy Development Account – CDE		173		370		273		185		78		—
Services rendered to third parties		10		21		12		9		5		3
Other		6		13		12		9		10		10

		2,729		5,834		5,316		4,966		4,436		3,796

Operating expenses:
Sales and marketing		127		271		212		195		148		176
General and administrative		147		314		267		268		279		282
Amortization of goodwill		71		152		126		110		532		528
Other		33		70		175		56		41		26

		377		807		780		630		1,000		1,012

Operating income		1,063		2,273		1,643		1,140		621		456
Financial expense, net		(70)		(151)		(212)		(568)		(821)		(1,301)
Nonoperating income (expense), net		23		50		(1)		(4)		44		10
Income and social contribution taxes		(343)		(734)		(336)		(244)		(104)		91
Net income (loss) before extraordinary item and minority interest		673		1,438		1,094		324		(260)		(744)
Extraordinary item, net of taxes(1)		(15)		(33)		(33)		(34)		(34)		(34)
Minority interest		-		-		(40)		(22)		(2)		(21)

Net income (loss)	US$	657		1,404	R$	1,021	R$	269	R$	(295)	R$	(756)

Net income (loss) per share, before extraordinary item
and minority interest (2)		1.40		3.00		2.28		0.72		(0.06)		(0.22)
Net income (loss) per share (2)		1.37		2.93		2.13		0.59		(0.07)		(0.22)
Net income (loss) per ADS, before extraordinary item
and minority interest (2)		4.21		8.99		6.84		2.15		(0.19)		(0.66)
Net income (loss) per ADS (2)		4.11		8.78		6.39		1.78		(0.22)		(0.67)
Dividends declared		624		1.334		899		265
Number of common shares outstanding at year-end (2)		480		480		480		452		4,119		3,391
Dividends declared per share (3)		1.30		2.78		1.87		0.59
Dividends declared per ADS (3)		3.90		8.34		5.62		1.77

U.S. GAAP
Operating revenues		5,330		11,395		9,406		8,310		7,115		5,984
Net operating revenues		3,874		8,283		6,709		5,880		5,364		4,612
Operating income		862		1,842		1,428		1,005		873		751
Net income (loss)		586		1,252		1,110		359		181		(626)
Net income (loss) per share – basic (4)		1.22		2.61		2.42		0.85		0.51		(1.85)
Net income (loss) per ADS – basic (4)		3.66		7.83		7.26		2.55		1.54		(5.55)
Net income (loss) per share – diluted (4)		1.22		2.61		2.39		0.84		0.51		(1.85)
Net income (loss) per ADS – diluted (4)		3.66		7.83		7.18		2.51		1.54		(5.55)
Weighted average number of shares outstanding (4)		480		480		458		421		353		339

BALANCE SHEET DATA

	As of December 31,

	2006		2006		2005		2004		2003		2002

	(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$	253	R$	540	R$	679	R$	500	R$	375	R$	177
Accounts receivable		994		2,125		1,803		1,572		1,479		1,629
Total current assets		1,729		3,696		3,770		3,223		2,376		2,819
Non-current assets:
Accounts receivable		77		165		416		582		728		768
Total non-current assets(5)		957		2,046		2,745		2,709		2,417		1,863
Permanent assets:
Property, plant and equipment		2,917		6,237		5,289		4,879		4,452		4,383
Goodwill		1,313		2,807		2,619		2,347		3,237		3,774
Total permanent assets		3,885		8,307		7,336		6,725		7,278		7,762
Total assets		6,571		14,049		13,851		12,657		12,071		12,443
Current liabilities:
Short-term debt (6)		427		913		1,614		1,260		1,178		3,379
Total current liabilities		1,770		3,785		4,139		3,048		2,567		4,924
Long-term liabilities:
Long-term debt		1,990		4,255		3,364		3,785		4,361		3,836
Total long-term liabilities(5)		2,523		5,395		4,916		5,451		5,979		5,249
Minority interest		1		2		—		137		192		193
Shareholder’s equity		2,276		4,866		4,796		4,021		3,333		2,078
Total liabilities and shareholders’ equity		6,571		14,049		13,851		12,657		12,071		12,443
U.S. GAAP
Shareholders’ equity		3,172		6,781		6,271		5,178		4,123		2,591
Total assets	US$	6,752	R$	14,435	R$	13,938	R$	12,952	R$	12,658	R$	12,518

OPERATING DATA

	For the year ended December 31,

	2006(8)	2005	2004	2003	2002

Energy sold (in GWh):
Residential	9,489	8,783	8,302	8,124	7,779
Industrial	16,882	16,995	17,897	16,909	15,731
Commercial	5,779	5,329	4,936	4,752	4,485
Rural	1,996	1,730	1,619	1,550	1,466
Public administration	862	800	746	736	639
Public lighting	1,152	1,098	1,070	1,048	1,012
Public services	1,472	1,400	1,358	1,352	1,297
Own consumption	25	25	26	27	31

Total energy sold to final consumers	37,627	36,160	35,954	34,498	32,440

Total customers (in thousands)(7)	5,749	5,608	5,467	5,341	5,193
Installed capacity (in MW)	1,072	915	854	812	812
Assured energy (in GWh)	4,962	4,214	3,807	3,804	3,856
Energy generated (in GWh)	3,407	3,126	2,734	2,633	2,433

________________________________________
(1)	Reflects the initial effect of a change in Brazilian Accounting Principles for post-retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.
(2)
In accordance with Brazilian Accounting Principles, the amounts for 2003 and 2002 have not been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796. Had these amounts been adjusted to reflect the reverse stock split, the amounts would have been as follows:

	For the year ended December 31,

	2003	2002

	(in millions, except per share and per ADS data)

Net loss per share, before extraordinary item and minority interest	R$(0.63)	R$(2.19)
Net loss per share	(0.72)	(2.23)
Net loss per ADS, before extraordinary item and minority interest	(1.89)	(6.58)
Net loss per ADS	(2.15)	(6.69)
Number of common shares outstanding at year-end	412	339

(3)	Represents the total amount of dividends declared in 2004,2005 and 2006, divided by the total number of shares outstanding at year- end.
(4)
In accordance with U.S. GAAP, these amounts have been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796.

(5)
Pursuant to CVM Resolution No. 489 (contingent assets and liabilities), we were required to present the reserve for contingencies, net of the related escrow deposit, for 2006 and 2005. This presentation did not affect the balance for periods prior to 2005.

(6)	Short-term debt includes the current portion of long-term debt and accrued interest.
(7)	Represents active customers (meaning customers who are connected to the distribution network), rather than customers invoiced at period-end.
(8)	This information does not include operating data for our wholly-owned subsidiary Santa Cruz, which was acquired on December 28, 2006.

Exchange Rates

     The Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3. Additional Information—Risk Factors—Risks Relating to Brazil. “

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate for periods prior to March 14, 2005.

	Period-end	Average for Period (1)	Low	High

	(reais per U.S. Dollar)
Year ended:
December 31, 2002	3.533	2.998	2.271	3.955
December 31, 2003	2.889	3.060	2.822	3.662
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762
December 31, 2006	2.138	2.168	2.059	2.371
Month:
December 2006	2.138	2.166	2.138	2.169
January 2007	2.125	2.138	2.125	2.156
February 2007	2.118	2.096	2.077	2.118
March 2007	2.050	2.089	2.050	2.139
April 2007	2.034	2.032	2.023	2.048
May 2007	1.929	1.982	1.929	2.031
June 2007 (through June 26)	1.949	1.932	1.905	1.964

________________________________________
(1)
Year-end figures represent the average of the month-end exchange rates during the relevant period. The figures provided for months in 2006 and 2007, as well as for the month of June up to and including June 26, 2007, represent the average of the exchange rates at the close of trading on each business day during such period.

RISK FACTORS

Risks Relating to Our Operations and the Brazilian Power Industry

     We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

     We are a major Brazilian power company that distributes electricity to customers in the Brazilian states of São Paulo, Paraná and Rio Grande do Sul and generates and commercializes electricity throughout Brazil. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848 for the New Electric Energy Industry Model (Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law), which governs the operations of companies in the power industry, was enacted on March 16, 2004. The New Industry Model Law was implemented by Decree no. 5,163, dated July 30, 2004 and remains subject to further implementation by resolutions of ANEEL. The constitutionality of the New Industry Model Law is currently being challenged before the Brazilian Supreme Court (“Ações Diretas de Inconstitucionalidade” or “ADIs” No. 3.090, filed by the Social Democratic Brazilian Party (“PSDB”) and No. 3.100, filed by the Liberal Coalition Party (“PFL”)). The Brazilian Supreme Court has not reached a final decision yet and, therefore, the New Industry Model Law is currently in force. If all or part of the New Industry Model Law is considered to be unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which would create uncertainty as to how and when the Brazilian government will be able to introduce changes to the electricity sector. Reforms under the New Industry Model Law include: (1) the creation of a regulated market for the purchase and sale of electricity, where distributors must contract in advance, through public bids conducted by ANEEL, for 100% of their forecasted electricity needs, (2) a prohibition on distributors carrying out any business other than distribution, including generation or transmission of electricity, or holding equity interests in other companies, except as provided by law or the distributor’s concession agreement, (3) a prohibition on distributors seeking to meet part of their electricity needs by purchasing from affiliated companies and (4) a prohibition on distributors selling electricity at non-regulated prices. In particular, in order to be in full compliance with item (2) above, we were required to implement a corporate reorganization in our distribution subsidiaries. The original deadline for reorganization set by ANEEL was September 16, 2005. We received an extension with respect to CPFL Piratininga until April 14, 2006, and we completed its reorganization by the deadline. We received an extension with respect to RGE until March 14, 2007, and we completed its reorganization by the deadline. The outcome of these reorganizations may have an adverse impact on our business and results of operations. Additionally, the outcome of the legal proceedings and future reforms in the power industry are difficult to predict, but they could have an adverse impact on our business and results of operations. See “Item 4. Information on the Company—The Brazilian Power Industry.”

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

     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian government. These concessions range in duration from 30 to 35 years, with the first expiration date in 2027, except for the concession held by our newly acquired subsidiary, Companhia Luz e Força Santa Cruz, or Santa Cruz. Santa Cruz holds a concession agreement to distribute electricity that expires in July 2015, with an option to renew for an additional 20 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the gravity of the non-compliance, these penalties could include the following:

  warning notices;

  fines per breach of up to 2.0% of the concessionaire’s revenues in the year ended immediately prior to the date of the relevant breach;

  injunctions related to the construction of new facilities and equipment;

  restrictions on the operation of existing facilities and equipment;

  temporary suspension from participating in bidding processes for new concessions;

  intervention by ANEEL in the management of the concessionaire; and

  termination of the concession.

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

     The amounts that our regulated subsidiaries may distribute to us in the form of dividends in any given fiscal year depend on such subsidiaries making a profit, as calculated in accordance with Law No. 6,404 of December 15, 1976, as amended and supplemented, or Brazilian Corporate Law. Despite the significant cash flow generated by our regulated subsidiaries, their results are affected by the amortization of goodwill created upon the acquisition of RGE, Semesa and Nova 4 and by depreciation. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us as dividends, and we would require ANEEL approval to conduct a capital reduction.

     We generate a significant portion of our operating revenues from customers that qualify as “potentially free” consumers, and who are allowed to seek alternative electricity suppliers upon the expiration of their contracts with us or by providing at least one year prior notice if their contract with us is for an undetermined period of time.

     We hold concessions to distribute electricity in 261 of the 645 municipalities in the State of São Paulo and 262 of the 467 municipalities in the State of Rio Grande do Sul. Through our newly acquired subsidiary Santa Cruz, we now also hold concessions to distribute electricity in 24 additional municipalities in the State of São Paulo and 3 of the 399 municipalities in the State of Paraná. Within our concession areas, we do not face competition in the distribution of low voltage electricity to residential, commercial and industrial customers. However, other electricity suppliers are now permitted to compete with us in offering electricity to certain consumers that qualify as “potentially free” consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Potentially free consumers are those whose demand generally exceeds 3 MW, supplied with electricity at a voltage equal to or higher than 69 kV (or at any other voltage, as long as the service began by July 1995). Such potentially free consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, or by providing one year prior notice if their contract with us is valid for an undetermined period of time. At December 31, 2006, we supplied energy to 59 potentially free consumers, which accounted for approximately 3.2% of our net operating revenues and approximately 4% of the total volume of electricity sold by our distributors during 2006. In addition, customers that consume between 500 kW and 3 MW, as well as those with demand equal to or higher than 3 MW supplied with electricity at a voltage lower than 69 kV, to whom service began before 1995, may become free consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. At December 31, 2006 we had a total of 1,413 of these customers that accounted for approximately 17.9% of our net operating revenues and approximately 21% of the total volume of electricity sold by our distribution subsidiaries during 2006. A decision by our potentially free consumers to become free consumers and purchase electricity from electricity suppliers serving free consumers located in our concession areas could adversely affect our market share and results of operations.

     Our operating results depend on prevailing hydrological conditions. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2006, according to data from the National Electrical System Operator, Operador Nacional do Sistema Elétrico, or ONS, more than 91.8% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

     Construction, expansion and operation of our electricity generation and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

     The construction, expansion and operation of facilities and equipment for the generation and distribution of electricity involves many risks, including:

  the inability to obtain required governmental permits and approvals;

  the unavailability of equipment;

  supply interruptions;

  work stoppages;

  labor unrest;

  social unrest;

  weather and hydrological interferences;

  unforeseen engineering and environmental problems;

  increases in electricity losses, including technical and commercial losses;

  construction and operational delays, or unanticipated cost overruns; and

  unavailability of adequate funding.

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

     We plan to invest approximately R$1,326 million in our generation activities and R$2,444 in our distribution activities during the period from 2007 through 2010. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

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

     As of December 31, 2006, VBC Energia S.A., or VBC, 521 Participações S.A., or 521, and Bonaire Participações S.A., or Bonaire, owned 28.97%, 31.11% and 12.65%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, dated as of March 22, 2002 and amended in August 2002 and November 2003, pursuant to which they share the power to control us. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our minority shareholders, including holders of our ADSs. See “Item 7. Major Shareholders and Related Party Transactions— Shareholders’ Agreement.”

     We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

     As of December 31, 2006, approximately 86.5% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 13.5% of our total indebtedness was denominated in U.S. dollars and Japanese yen and substantially subject to currency swaps that converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real or Japanese yen/real exchange rates appreciate, our financing expenses will increase.

     Our substantial leverage and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

     We are highly leveraged and have significant debt service obligations. As of December 31, 2006, we had debt of R$5,070 million. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable to our existing indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

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

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses occur in the ordinary course of our distribution of electricity. Commercial losses result from illegal connections, fraud and underbilling. Our total electricity losses in 2006 were 8.50% at CPFL Paulista, 6.31% at CPFL Piratininga and 10.82% at RGE, as compared to losses in 2005 of 8.13% at CPFL Paulista, 6.30% at CPFL Piratininga and 10.78% at RGE, in each case, of total electricity distributed. We cannot assure you that the strategies we have used will be effective in combating electricity losses. An increase in electricity losses could adversely affect our financial condition and results of operations.

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

  currency fluctuations;

  inflation;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policies; and

  other political, social and economic developments in or affecting Brazil.

     A presidential election was held in Brazil in October 2006 and President Luiz Inácio Lula da Silva was reelected for a new term of four years. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as ours. Uncertainties about future developments in the Brazilian economy may adversely affect us, our business, our results of operations and the market price of the ADSs and our common shares.

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

     The real appreciated by 8.7% against the U.S. dollar in 2006, and appreciated by 9.8% during the first five months of 2007. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. For additional information about historical exchange rates, see “Item 3. Key Information—Exchange Rates.”

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

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006 as measured by the General Market Price Index (¥ndice Geral de Preços–Mercado, or IGP-M). Inflation, and certain government actions taken to combat inflation, has in the past had significant negative effects on the Brazilian economy. Measures to curb inflation, and speculation about possible future governmental measures, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

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

     We are one of the largest electricity distributors in Brazil, based on the 31,492 GWh of electricity we distributed to approximately 5.7 million customers in 2006. With the acquisition of Santa Cruz, our customer base expanded by approximately 165,000 customers, for a total of approximately 5.9 million customers as of December 31, 2006. In 2006, our installed generating capacity was 1,072 MW. We are also involved in upgrading existing generation assets, such as the construction of three new hydroelectric generation facilities and the upgrade of two Small Hydroelectric Power Plants, through which we expect to increase our installed generating capacity to 2,087 MW as they are progressively completed over the next four years. After the construction of these facilities, we believe that we will be one of the four largest private sector power generators in Brazil.

     We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. In 2006 the total amount of electricity sold by our commercialization services was 11,562 GWh and 9,325 GWh to afilliated and unaffiliated parties, respectively.

     In 2006 and through June 2007, the following developments affected our corporate structure:

  In April 2006, in order to comply with the Brazilian regulatory prohibition of a distribution concessionaire from holding an equity interest in any other company, CPFL Paulista transferred all shares that it held in CPFL Piratininga and other companies to us through a capital reduction. Similarly, in April 2007, CPFL Paulista transferred all of its shares in RGE to us through a capital reduction. This restructuring had no effect on our shareholders’ equity or net income.

  In June 2006, we entered into an agreement with PSEG to purchase entities owning 32.69% of RGE, 32.75% of Sul Geradora and 100% of PSEG Trader S.A. (now known as CPFL Comercialização Cone Sul S.A., or CPFL Cone Sul). We now own a total of 99.76% of RGE, held through our subsidiary CPFL Serra Ltda., or CPFL Serra, 99.95% of Sul Geradora, held through our subsidiary CPFL Brasil and 100% of CPFL Cone Sul, held through our subsidiary CPFL Brasil.

  In August 2006, our subsidiary CPFL Geração entered into an agreement through which we paid R$9.3 million to acquire an additional 11% interest in the Foz do Chapecó Consortium, which holds the entire concession for operating the Foz do Chapecó plant. The facility will be built in the Uruguai River, and it will have a total installed capacity of 855MW. As a result of this acquisition, we hold a 51% interest in the Foz do Chapecó Consortium, and we are obligated to invest an additional R$244.8 million for construction, and from which we will receive an additional 47.5MW of installed capacity.

  In December 2006, we finalized a purchase agreement with the Companhia Brasileira de Alumínio for R$206.7 million to acquire a 99.99% interest in Santa Cruz, which has concessions to distribute electricity to approximately 165,000 customers, or a 0.3% share of the Brazilian market. Santa Cruz distributes electricity in 24 municipalities in the State of São Paulo and 3 municipalities in the State of Paraná, covering an area of 11,775 square kilometers.

  In March 2007, in order to reduce administrative costs and simplify share structure, CPFL Centrais Elétricas S.A., or CPFL Centrais Elétricas, and Semesa S.A., or Semesa, were merged into CPFL Geração, and both of the merged entities were wound up as a result of the restructuring. ANEEL authorized this restructuring as part of our plan to simplify our corporate structure.

  In April 2007, we entered into a purchase agreement with CMS Electric & Gas, LLC to acquire 100% of the capital stock of CMS Energy Brasil S.A., or CMS Brasil, for US$211.1 million. The acquisition received regulatory approval from ANEEL in June 2007. CMS Brasil has subsidiaries involved in the distribution, generation and commercialization of electricity in Brazil, in addition to provide customer service support. Through four distribution companies, it currently distributes 1,243 GWh of electricity to approximately 177,000 customers in 15 cities in the State of São Paulo and 3 cities in the State of Minas Gerais, covering an area of approximately 8,500 square kilometers. CMS Brasil’s plants will increase our installed capacity by more than 86.8 MW.

     The following chart provides an overview of our corporate structure, as of June 28, 2007:

(1)	Perácio is a Brazilian corporation, and we are its only shareholder. Perácio acquired 100% of the outstanding shares of CMS Brasil in June 2007. CMS Brasil owns four electricity distribution subsidiaries, one commercialization subsidiary, one customer service subsidiary and a stake in an electricity generation plant.

     Our core businesses are:

  Distribution. As of December 31, 2006, three of our four fully-consolidated distribution subsidiaries, CPFL Paulista, CPFL Piratininga and RGE, delivered 32,698 GWh of electricity (of which CPFL Paulista distributed 18,295 GWh, CPFL Piratininga distributed 7,742 GWh and RGE delivered 6,661 GWh) to over 5.7 million customers in the States of São Paulo and Rio Grande do Sul in 2006 (including 342 GWh delivered principally to small concessionaires and rural electricity cooperatives in the State of Rio Grande do Sul). In 2006, the revenue of these three distribution companies by consumer group was as follows: 30.2% from industrial customers, 20.3% from commercial customers, 37.2% from residential customers, 3.5% from rural customers and 8.8% from other customers.

  Our fourth fully-consolidated distribution subsidiary, Santa Cruz, which we acquired on December 28, 2006, delivered 759 GWh of electricity to approximately 165,000 customers in the States of São Paulo and Paraná in 2006.

  Generation. As of December 31, 2006, we had installed generation capacity of 1,072 MW. During 2006 we generated a total of 3,407 GWh of electricity, and we had 4,962 GWh of Assured Energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We own an interest in the Serra da Mesa hydroelectric generation facility through our wholly owned subsidiary CPFL Geração, and are entitled to 51.54% of its Assured Energy. We also own and operate 23 Small Hydroelectric Power Plants and one thermoelectric power plant.
  Our UHE Campos Novos plant became fully operational in the beginning of May 2007, and we own interests in three hydroelectric facilities currently under construction that we expect will be completed over the next four years. Once all of these facilities become fully operational, we estimate that our installed generation capacity will reach 2,087 MW. The increased capacity from the new generation facilities will principally be used for our own distribution and commercialization activities.

  Commercialization and Electricity-Related Services. We established CPFL Comercialização Brasil S.A., or CPFL Brasil, to handle our commercialization operations and electricity-related services. CPFL Brasil procures electricity for our distribution operations, sells electricity to free consumers, other commercialization companies and distribution utilities, and provides electricity- related services. In 2006, we sold 20,887 GWh of electricity of which 9,325 GWh was sold to unaffiliated third parties.

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

     Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects. We have been developing a portfolio of new hydroelectric generating facilities. We have brought one new facility online in each of 2004, 2005 and 2007. Our generation capacity grew from 915 MW at the end of 2005 to 1,072 MW at the end of 2006. All three generators at our Campos Novos plant became operational in May 2007. By the end of 2007, when our UHE Castro Alves plant is scheduled to become operational, we expect our generation capacity to reach 1,529 MW. Each of these generation facilities has associated long-term power purchase agreements, or PPAs, approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects since there is currently no indication of large-scale investment in infrastructure projects by the public sector.

     Expand and strengthen our commercialization business. Free consumers represent a significant segment of the electricity market in Brazil. We strive to maintain our captive market. However, where we face competition, we make an effort to retain those of our customers that are permitted to become free consumers by means of bilateral agreements with CPFL Brasil, our commercialization subsidiary, in addition to attracting additional free consumers from outside of our distribution companies’ concession areas. In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.

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

     Follow enhanced corporate governance standards. We are dedicated to maintaining the highest levels of management transparency, provide equitable shareholder rights and, through various measures, including the increase of our free float and the liquidity of our shares, generate value for our shareholders.

Our Service Territory

Distribution

     We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2006. CPFL Paulista, CPFL Piratininga and Santa Cruz together supply electricity to a region covering 107,648 square kilometers in the State of São Paulo and 1,352 square kilometers in the State of Paraná. Their service areas include 288 municipalities and a population of approximately 13.8 million people. RGE is one of the largest electricity distribution companies in the southern State of Rio Grande do Sul. RGE’s service area covers a region spanning 90,718 square kilometers, including 262 municipalities and a population of approximately 3.3 million people. Together, CPFL Paulista, CPFL Piratininga, Santa Cruz and RGE cover a service area including 550 municipalities and provided electricity to approximately 5.9 million customers as of December 31, 2006. CPFL Paulista, CPFL Piratininga and RGE collectively distributed approximately 12.4% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL.

Distribution Companies

     We have four distribution subsidiaries:

  CPFL Paulista. CPFL Paulista supplies electricity to a region covering 90,440 square kilometers in the State of São Paulo with a population of approximately 9.4 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.3 million customers as of December 31, 2006. In 2006, CPFL Paulista distributed 18,295 GWh of electricity, which accounts for approximately 17% of the total electricity distributed in the State of São Paulo, and 7% of the total electricity distributed in Brazil, during that period.

  CPFL Piratininga. CPFL Piratininga supplies electricity to a region covering 6,785 square kilometers in the southern part of the State of São Paulo with a population of approximately 3.8 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. CPFL Piratininga had approximately 1.3 million customers as of December 31, 2006. In 2006, CPFL Piratininga distributed 7,742 GWh of electricity, accounting for approximately 7% of the total electricity distributed in the State of São Paulo, and 3% of the total electricity distributed in Brazil, during that period.

  RGE. RGE supplies electricity to a region covering 90,718 square kilometers in the State of Rio Grande do Sul with a population of approximately 3.3 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.1 million customers as of December 31, 2006. In 2006, RGE supplied 6,661 GWh of electricity (6,319 GWh distributed to final consumers and 342 GWh delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 32% of the total electricity distributed in the State of Rio Grande do Sul, and 2.4% of the total electricity distributed in Brazil during that period. Until June 2006, we owned 67.07% of RGE, which we operated as a joint venture with PSEG pursuant to a shareholders’ agreement. In June 2006, we acquired an additional 32.69% of RGE, and we now own a total of 99.76% of RGE.

  Santa Cruz. On December 28, 2006, we acquired a 99.99% interest in Santa Cruz. As of December 31, 2006, the company had concessions to distribute electricity to approximately 165,000 customers in an area covering 11,775 square kilometers, which includes 24 municipalities in the northwest part of the State of São Paulo and 3 municipalities in the State of Paraná.

Distribution Network

     Our four distribution subsidiaries, CPFL Paulista, CPFL Piratininga, RGE and Santa Cruz, own distribution lines with voltage levels ranging from 34.5 kV to 138 kV. These lines distribute electricity from the connection point with the Basic Network to our power sub-stations, in each of our concession areas. All customers that connect to these distribution lines, whether free consumers or other concessionaires, are required to pay a tariff for using the system (tarifa de uso do sistema de distribuição, or TUSD).

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

CPFL Paulista

     As of December 31, 2006, CPFL Paulista had 6,042 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, CPFL Paulista had 247 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 6,635 mega-volt amperes (MVA). Of CPFL Paulista’s industrial and commercial customers, 107 had 69 kV or 138 kV high-voltage electricity supplied through direct connections to CPFL Paulista’s lines. Those customers accounted for approximately 4.4% of CPFL Paulista’s total volume of electricity sales during 2006 and approximately 3.3% of CPFL Paulista’s total revenues during 2006.

     As of December 31, 2006, CPFL Paulista’s distribution network of urban and rural had 77,598 kilometers of distribution lines including 102,070 distribution transformers.

CPFL Piratininga

     As of December 31, 2006, CPFL Piratininga had 544 km of high voltage distribution lines at 88 kV. At that date, CPFL Piratininga had 34 sub-stations, with total transforming capacity of 2,456 MVA. Of CPFL Piratininga’s industrial and commercial customers, 51 had 88 kV high voltage electricity supplied through direct connections to CPFL Piratininga’s lines and 1 was connected to the Basic Network at 345 kV. Those customers accounted for approximately 5.3% of CPFL Piratininga’s total volume of electricity sales during 2006 and approximately 3.4% of CPFL Piratininga’s total revenues during 2006.

     As of December 31, 2006, CPFL Piratininga’s distribution network had 20,457 kilometers of distribution lines, including 32,201 distribution transformers.

RGE

     As of December 31, 2006, RGE had 1,639 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, RGE had 61 sub-stations, with total transforming capacity of 1,369 MVA. Of RGE’s industrial and commercial customers, 24 have 69 kV high-voltage electricity supplied through direct connections to RGE’s lines and two are connected to the Basic Network at 230 kV. Those customers accounted for approximately 8.1% of RGE’s total volume of electricity sales during 2006 and approximately 5.6% of RGE’s total revenues during 2006.

     As of December 31, 2006, RGE’s distribution network had 79,024 kilometers of distribution lines, including 61,751 distribution transformers.

Santa Cruz

     As of December 31, 2006, Santa Cruz had 526 km of high voltage distribution lines between 34.5 kV and 88 kV. At that date, Santa Cruz had 26 sub-stations, with total transforming capacity of 767 MVA. Of Santa Cruz’s industrial and commercial customers, five had 66 kV or 88 kV high voltage electricity supplied through direct connections to Santa Cruz’s lines.

     As of December 31, 2006, Santa Cruz’s distribution network had 8,050 kilometers of distribution lines, including 8,146 distribution transformers.

System Performance

     The following table sets forth certain information concerning our electricity losses for our distribution companies, not including transmission losses related to the Basic Network or Itaipu, and the frequency and duration of electricity outages per customer per year for the years indicated:

	Year ended December 31,

	2006	2005	2004

CPFL Paulista
Technical losses	5.97%	5.52%	5.50%
Commercial losses	2.53%	2.61%	2.82%
Total electricity losses	8.50%	8.13%	8.32%
Outages:
Frequency of outages per customer per year (number of outages)	5.49	5.41	5.11
Duration of outages per customer per year (in hours)	6.59	6.21	5.34
CPFL Piratininga
Technical losses	4.53%	4.50%	4.50%
Commercial losses	1.78%	1.80%	2.02%
Total electricity losses	6.31%	6.30%	6.52%
Outages:
Frequency of outages per customer per year (number of outages)	5.67	5.94	5.80
Duration of outages per customer per year (in hours)	6.75	7.99	6.90
RGE
Technical losses	8.61%	8.03%	8.50%
Commercial losses	2.21%	2.75%	2.43%
Total electricity losses	10.82%	10.78%	10.93%
Outages:
Frequency of outages per customer per year (number of outages)	12.36	16.47	15.01
Duration of outages per customer per year (in hours)	19.92	26.08	23.86

Electricity Losses

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our total electricity losses in 2006 were 8.50% at CPFL Paulista, 6.31% at CPFL Piratininga and 10.82% at RGE, respectively. These electricity loss rates compare favorably to the average for other major Brazilian electricity distributors, which was 11.93% in 2005 according to the most recently information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association. In 2006, total electricity losses at our newly-acquired subsidiary Santa Cruz, which we did not manage, were 10.5% .

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

     We are also actively engaged in efforts to reduce commercial losses. To achieve this, in CPFL Paulista, CPFL Piratininga and RGE, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Approximately 557,000 inspections were conducted during 2006, which we believe led to a recovery of receiveables estimated at more than R$138 million, primarily at CPFL Paulista. CPFL Paulista, CPFL Piratininga and RGE currently enjoy one of the lowest rates of commercial losses among Brazilian power companies.

Power Outages

     We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages. The frequency of interruptions per year during 2006 averaged 5.49 interruptions per customer at CPFL Paulista, 5.67 interruptions per customer at CPFL Piratininga and 12.36 interruptions per customer at RGE, as compared to an average of 11.70 interruptions per customer for Brazilian distribution companies. The average duration of interruptions during 2006 was 6.59 hours per customer at CPFL Paulista, 6.75 hours per customer at CPFL Piratininga and 19.92 hours per customer at RGE, as compared to an average of 16.28 hours per customer for Brazilian distribution companies. Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista are the lowest in Brazil. The duration and frequency of outages at RGE are comparatively higher than those at CPLF Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. Moreover, these indicators at RGE are at historical lows for the company due principally to its corporate reorganization and maintence policy.

     The frequency of interruptions per year during 2006 at Santa Cruz, which we did not manage, was 8.57 interruptions per customer, and the average duration of interruptions during 2006 was 6.71 hours per customer.

     Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately 9% to 13% of total interruptions. Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions. In 2006, we invested a total of R$151 million in materials, services and other related items to renovate and improve our distribution network to minimize both scheduled and unscheduled interruptions, and we expect to invest an additional R$312 million for such purposes in 2007.

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

Purchases of Electricity

     Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2006, 3.3% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries. The following table summarizes the total electricity we purchased from Itaipu and others during the periods indicated.

	Year Ended December 31,

	2006		2005		2004

	GWh	Average Cost (R$/MWh)	GWh	Average Cost (R$/MWh)	GWh	Average Cost (R$/MWh)

Electricity purchases:
From Itaipu	10,761	R$82.34	10,501	R$84.17	10,336	R$91.70
From others	35,237	82.38	32,748	78.68	31,059	74.17

Total	45,998	82.37	43,249	80.01	41,395	78.55

Itaipu

     We purchased 10,761 GWh of electricity in 2006 from the Itaipu power plant, amounting to 23.4% of the total electricity we purchased in 2006. Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law, to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL annually determines the amount of electricity to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 15% of Itaipu’s total supply to Brazil. This share was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have historically been above the national average cost for bulk supply of electricity.

     The Itaipu plant has an exclusive transmission grid. This system has a specific fee-based usage structure, which involves payment by distribution companies entitled to a share of the plant’s electricity output. The fee, called the Itaipu Transportation Charge, is proportionate to the size of each share. These shares, which were established by ANEEL in April 2006, will be the same in 2007 as they were in 2005 and 2006. From 2008 through 2011, the shares will be reassessed pursuant to the criteria set forth in the regulation of ANEEL, which are based on each distribution company’s actual electricity sales during 2004.

     In 2006, we paid an average of R$82.34 per MWh for purchases of electricity from Itaipu, as compared to R$84.17 during 2005 and R$91.70 during 2004. These figures do not include the transmission tariff.

Other Suppliers

     We purchased 35,237 GWh of electricity in 2006 from generating companies other than Itaipu, representing 76.6% of the total electricity we purchased. Of that amount, 14,464 GWh, or 41.1%, was purchased in the regulated market. The remaining 20,773 GWh, or 58.9%, was purchased in the free market. For more information on the regulated market and the free market, see “Item 4. Information on the Company— The Brazilian Power Industry—The New Industry Model Law.”

     The following table shows amounts purchased from suppliers other than Itaipu in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,

	2006	2005	2004

		(in GWh)
Electricity Purchased in the Regulated Market:
Tractebel Energia S.A.	6,690	3,789	3,880
Petrobrás – Petróleo Brasileiro S.A.	1,717	1,769	—
AES Uruguaiana Ltda	1,119	834	773
Duke Energy Inter. Ger. Paranapanema S.A.	939	1,506	2,119
Furnas Centrais Elétricas S.A.	892	2,918	4,931
Electric Energy Trading Chamber — CCEE	520	507	260
Companhia de Geração de Energia Elétrica Tietê	387	1,218	2,092
Companhia Energética de São Paulo – CESP	372	2,556	4,789
Companhia Estadual de Energia Elétrica — CEEE	69	186	309
EMAE – Empresa Metropolitana de Águas e Energia S.A.	20	188	338
Other	1,739	985	449

Total	14,464	16,456	19,940
Electricity Purchased in the Free Market	20,773	16,292	11,119

Total	35,237	32,748	31,059

     The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

     Transmission Tariffs. In 2006, we paid a total of R$662 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Customers, Analysis of Demand and Tariffs

Customers

     We classify our customers into five principal categories:

  Industrial customers. Industrial customers accounted for 31.4%, 38.1% and 40.3% of the electricity sold in 2006 by CPFL Paulista, CPFL Piratininga and RGE, respectively. The principal industries supplied by our distribution companies in 2006 were food and beverages, metal, textiles and chemicals.

  Residential customers. Residential customers accounted for 31.2%, 32.1% and 23.6% of the electricity sold in 2006 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

  Commercial customers. Commercial customers, which include service-oriented businesses, universities and hospitals, accounted for 19.3%, 18.9% and 13.4% of the electricity sold in 2006 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

  Rural customers. Rural customers accounted for 5.6%, 2.2% and 14.2% of the electricity sold in 2006 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

  Other customers. Other customers, which include public and municipal services such as street lighting, accounted for 12.5%, 8.7% and 8.5% of the electricity sold in 2006 by CPFL Paulista, CPFL Piratininga and RGE, respectively.

     Our newly-acquired subsidiary, Santa Cruz, classified its customers in 2006 using the same five categories as described above. Of the electricity that Santa Cruz sold in 2006, industrial customers accounted for 16.6%, residential customers for 31.3%, commercial customers for 14.8%, rural customers for 21.6% and other customers for 15.7% . Since we acquired Santa Cruz on December 28, 2006, none of its revenue from sales of energy was consolidated in our audited consolidated financial statements for the year ended December 31, 2006.

Analysis of Demand

     The following table sets forth certain information regarding our total customers, electricity sales and gross revenues for the periods indicated.

	Year ended December 31,

	2006			2005			2004

			Gross			Gross			Gross
	Customers	Volume	Revenues	Customers	Volume	Revenues	Customers	Volume	Revenues
	(thousands)	(GWh)	(R$millions)	(thousands)	(GWh)	(R$millions)	(thousands)	(GWh)	(R$millions)

CPFL Paulista
Industrial	42	5,737	R$1,695	42	6,637	R$1,673	42	7,634	R$1,578
Residential	2,903	5,711	2,340	2,824	5,444	2,190	2,745	5,155	1,921
Commercial	268	3,528	1,269	267	3,356	1,137	264	3,089	960
Rural	93	1,026	207	92	976	189	92	900	162
Others	26	2,274	594	25	2,208	535	25	2,121	460
Our consumption	—	19	—	—	19	—	1	19	—

Total	3,332	18,295	R$6,105	3,250	18,640	R$5,724	3,169	18,918	R$5,082

CPFL Piratininga
Industrial	9	2,943	R$808	9	3,466	R$818	10	5,561	R$997
Residential	1,187	2,485	977	1,158	2,356	925	1,122	2,183	812
Commercial	84	1,465	526	83	1,387	483	81	1,290	419
Rural	7	173	30	7	167	28	7	157	25
Others	7	672	176	7	659	164	6	645	149
Our consumption	—	4	—	—	4	—	—	4	—

Total	1,294	7,742	R$2,517	1,264	8,039	R$2,418	1,226	9,840	R$2,403

RGE
Industrial	30	2,547	R$782	30	2,761	R$746	30	2,813	R$655
Residential	848	1,492	723	823	1,466	660	805	1,437	569
Commercial	97	849	399	96	832	369	94	801	312
Rural	137	897	154	134	875	142	131	838	125
Others	12	532	178	11	533	164	12	528	141
Our consumption	—	2	—	—	2	—	—	1	—

Total	1,123	6,319	R$2,237	1,094	6,469	R$2,081	1,072	6,418	R$1,801

Our share
of RGE(1)		5,454	1,921	—	4,340	1,396	—	4,305	1,208

Total	5,749	31,492	R$10,543	5,608	31,019	R$9,538	5,467	33,063	R$8,693

(1) Corresponds to 67.07% of the total energy sold through May 2006, and 100% of the total energy sold from June to December 2006.

Tariffs

     Retail Distribution Tariffs. We classify our customers into two different groups, Group A customers and Group B customers, based on the voltage level at which the electricity is supplied to such customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all subsystems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”

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

     The following tables set forth certain information regarding our retail prices and revenues for the periods indicated.

	CPFL Paulista

	Year Ended December 31,

	2006				2005				2004

	Average				Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers

	(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)
Group A
A2 - 138kV	R$205.58	801	R$164.7	102	R$154.02	1,373	R$ 211.5	93	R$119.88	2,198	R$ 263.5	80
A3 - 69kV	384.82	7	2.6	7	234.67	7	1.5	7	223.49	7	1.5	7
A4-11.9 to 23 kV	243.84	7,739	1,887.1	12,474	215.51	7,943	1,711.8	12,348	184.73	7,931	1,465.0	12,085

Total Group A	R$240.36	8,547	R$2,054.4	12,583	R$206.47	9,322	R$ 1,924.8	12,448	R$170.69	10,136	R$ 1,730.0	12,172
B1 - Residential	R$332.39	5,702	R$1,895.2	2,902,614	R$325.70	5,435	R$ 1,770.3	2,823,530	R$302.75	5,146	R$ 1,557.9	2,745,348
B2 – Rural	186.38	702	130.9	90,945	184.01	660	121.4	90,674	175.49	610	107.0	90,148
B3 – Others	311.89	2,632	820.9	324,218	305.94	2,525	772.4	322,262	288.00	2,352	677.4	319,266
B4 - Public Lighting	166.90	712	118.8	1,756	161.63	698	114.2	1,503	154.35	674	104.0	1,651

Total Group B	R$304.25	9,748	R$2,965.9	3,319,533	R$298.18	9,318	R$ 2,778.3	3,237,969	R$278.58	8,782	R$ 2,446.3	3,156,413

Total	R$274.40	18,295	R$5,020.3	3,332,116	R$252.31	18,640	R$ 4,703.1	3,250,417	R$220.77	18,918	R$ 4,176.6	3,168,585

_______________
(1)	Revenue is presented after deduction of ICMS.

	CPFL Piratininga

	Year Ended December 31,

	2006				2005				2004

	Average				Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers

	(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)
Group A
A1 - 345kV	R$-	_	R$-	-	R$ 85.48	3	R$ 0.2	—	R$101.08	1,602	R$ 162.0	1
A2-88kV	171.34	414	70.9	53	141.42	977	138.2	52	118.93	1,598	190.0	51
A3a - 34.5 kV	-	-	-	-	—	—	—	—	—	—	—	—
A4-11.9 to 23kV	232.99	3,633	846.5	3,242	212.96	3,522	750.0	3,087	194.61	3,339	649.9	2,928

Total Group A	R$226.68	4,047	R$917.4	3,295	R$197.36	4,502	R$ 888.4	3,139	R$153.20	6,540	R$ 1,001.9	2,980

Group B:
B1 - Residential	R$315.55	2,484	R$783.9	1,186,665	R$315.41	2,355	R$ 742.7	1,158,174	R$301.81	2,182	R$ 658.6	1,122,180
B2 – Rural	198.26	75	14.8	7,401	198.98	73	14.4	7,273	192.75	66	12.8	7,037
B3 – Others	331.41	890	294.8	96,201	332.39	863	286.8	95,709	319.21	810	258.4	93,637
B4 - Public Lighting	174.31	247	43.1	550	174.24	248	43.1	205	167.02	242	40.4	171

Total Group B	R$307.55	3,696	R$1,136.6	1,290,817	R$307.29	3,538	R$ 1,087.0	1,261,361	R$293.99	3,300	R$ 970.2	1,223,025

Total	R$265.28	7,743	R$2,054.0	1,294,112	R$245.73	8,039	R$ 1,975.4	1,264,500	R$200.42	9,840	R$ 1,972.1	1,226,005

___________________
(1)	Revenue is presented after deduction of ICMS.

	RGE

	Year Ended December 31,

	2006				2005				2004

	Average				Average				Average
	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers	Tariff	Volume	Revenue(1)	Customers

	(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)		(R$/M Wh)	(GWh)	(R$Million)
Group A
A1 - 230kV	R$182.67	154	R$28	2	R$ 161.60	142	R$ 23.0	2	R$ 135.82	146	R$ 19.9	2
		-	-	-
A2-138kV					198.33	1	0.2	1	—	—	—	—
A3 - 69kV	165.41	384	63	10	160.27	506	81.2	14	143.20	564	80.7	17
A3a - 34.5 kV	309.94	1	-	1	766.01	1	0.4	1	244.92	6	1.4	1
A4-11.9 to 22kV	216.69	3,171	687	4,950	198.00	3,249	643.3	5,128	177.42	3,172	562.8	5,176

Total Group A	R$209.99	3,710	R$779	4,963	R$ 191.85	3,899	R$ 748.1	5,146	R$ 170.99	3,888	R$ 664.8	5,196

Group B:
B1 - Residential	R$308.65	1,492	R$460	847,707	R$ 309.84	1,466	R$ 454.1	823,222	R$ 295.85	1,436	R$ 424.9	805,270
B2 – Rural	227.51	401	91	136,315	228.31	385	88.0	133,761	216.92	367	79.5	130,899
B3 – Others	331.92	825	274	133,548	334.30	809	270.6	132,268	326.43	796	259.7	130,666
B4 - Public Lighting	169.66	224	38	254	170.65	227	38.8	254	162.15	230	37.3	253

Total Group B	R$293.50	2,942	R$864	1,117,824	R$ 294.86	2,888	R$ 851.5	1,089,505	R$ 283.36	2,828	R$ 801.5	1,067,088

Total	R$246.93	6,652	R$1,643	1,122,787	R$ 235.68	6,787	R$ 1,599.6	1,094,651	R$ 218.32	6,716	R$ 1,466.3	1,072,284

___________________
(1)	Revenue is presented after deduction of ICMS.

     Under current regulations, a low income residential customer is any single phase customer who (i) consumes less than 80 kWh per month, (ii) has not had electricity consumption of more than 120 kWh per month more than twice during any previous twelve-month period or (iii) consumed between 80 kWh and 220 kWh on a monthly basis within the previous twelve months and has filed an application to receive benefits under any of the Brazilian government’s social programs. Low-income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

     The following table sets forth the discount rates as of December 31, 2006 approved by ANEEL and available for each type of low-income residential customer.

	CPFL Paulista	CPFL Piratininga	RGE

		(R$/MWh)
Low Income Residence:
Up to 30 kWh	110.61	107.10	114.71
31 to 80 kWh	189.61	183.44	196.67
81 to 100 kWh	190.37	184.21	197.44
101 to 200 kWh (RGE: 101 to 160 kWh)	285.53	276.33	296.18

     TUSD. Under applicable laws and regulations, we are required to allow use of our high-voltage distribution lines by others, including free consumers within our distribution concession areas that are supplied by third parties. All of our customers must pay a fee for the use of our network. In 2006, tariff revenues for the use of our network amounted to R$691.9 million. The average tariff for the use of our network was R$71.87/MWh in 2006, including the TUSD we charge to other distributors connected to our distribution network.

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

     At December 31, 2006, customers in default represented 1.35% of annual revenues at CPFL Paulista, compared to 1.44% in 2005, and 1.28% at CPFL Piratininga, compared to 1.30% in 2005. These figures have fallen consistently in the past few years and currently are among the lowest in the Brazilian power industry. The customers in default at RGE in 2006 represented 3.7% of annual revenues, compared to 4.23% in 2005, which is a default rate on par with power companies in southern Brazil.

Customer Service

     We strive to provide high-quality customer service to our distribution customers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2006, our call centers responded to more than 12 million calls. We also provide customer service through our Internet website, which handled approximately 3.5 million customer requests in 2006, and through our branch offices, which handled approximately 1.6 million customer requests in 2006. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

     For CPFL Paulista and CPFL Piratininga, customer requests handled through our Internet website represented 25.9% of total requests in 2006, an increase of 17.4% compared to 2005. The growth in electronic requests has allowed us to reduce our customer service costs.

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

     In 2006, Semesa, our wholly-owned subsidiary, had a 51.54% interest in the Assured Energy from the Serra da Mesa power plant. We also operated 19 Small Hydroelectric Power Plants and one thermoelectric plant in the State of São Paulo through our wholly-owned subsidiary CPFL Centrais Elétricas, and four Small Hydroelectric Power Plants in the State of Rio Grande do Sul through our wholly-owned subsidiary CPFL Sul Centrais Elétricas. In March 2006, the MME approved an increase in the amount of Assured Energy of the plants in Rio Grande do Sul to a total of 21.4 GWh per year (MME decrees nos. 03, 04, 05 and 06, issued March 22, 2006). Through our generation subsidiaries BAESA and CERAN, CPFL Geração has also owned interests in the Monte Claro and Barra Grande plants, which have been operational since December 2004 and November 2005, respectively.

     Our total installed generation capacity from all of these facilities was 1,072 MW as of December 31, 2006. We produce electricity almost exclusively through our hydroelectric plants. We generated 3,407 GWh in 2006, 3,126 GWh in 2005, and 2,734 GWh in 2004. We are also currently involved in joint ventures to build four new hydroelectric generation facilities, including Campos Novos, which became fully operational in May 2007, Castro Alves, 14 de Julho and Foz do Chapecó. We are also renovating existing facilities in order to increase our total installed generation capacity to 2,087 MW by 2010.

     As part of our strategy to reduce administrative costs and simplify our corporate structure in order to increase our competitiveness, in March 2007 CPFL Centrais Elétricas and Semesa were fully merged into CPFL Geração.

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

     The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2006.

	Installed	Assured	Placed in	Facility	Concession
	Capacity	Energy	Service	Upgraded	Expires
	(MW)	(GWh/year)

Hydroelectric plants:
Serra da Mesa	1,275.0	5,878.0	1998		(1)
Our share of Serra da Mesa (51.54%)	657.1	3,029.5
Monte Claro	130.0	516.8	2004		2036
Our share of Monte Claro (65%)	84.5	335.9
Barra Grande	690.0	3,334.1	2005		2036
Our share of Barra Grande (25%)	172.5	833.7
Americana	30.0	78.9	1949	2002	2027
Andorinhas	0.5	4.0	1937		(5)
Buritis	0.8	7.9	1922	(3)	2027
Capão Preto	5.5	8.7	1911	(2)	2027
Cariobinha	1.3		1936	(4)	2027
Chibarro	2.3	6.1	1912	(2)	2027
Dourados	10.8	68.0	1926	2002	2027
Eloy Chaves	19.0	106.9	1954	1993	2027
Esmeril	5.0	25.2	1912	2003	2027
Gavião Peixoto	4.1	19.3	1913	(2)	2027
Guaporé	0.7	5.4	1950		(5)
Jaguari	11.8	78.8	1917	2002	2027
Lençóis	1.7	14.7	1917	1988	2027
Monjolinho	0.6	2.71	1893	2003	2027
Pinhal	6.8	32.4	1928	1993	2027
Pirapó	0.7	5.6	1952		(5)
Saltinho	0.8	6.4	1950		(5)
Salto do Pinhal	0.6		1911	(4)	2027
Salto Grande	4.6	23.8	1912	2003	2027
Santana	4.3	25.4	1951	2002	2027
São Joaquim	8.1	49.3	1911	2002	2027
Socorro	1.0	5.3	1909	1994	2027
Três Saltos	0.7	5.3	1928	(3)	2027
Thermoelectric plants:
Carioba	36.0	219.0	1954		2027
Total	1,072.0	4,998.3
______________________
(1)	The concession for Serra da Mesa is held by Furnas. We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30-year rental agreement, expiring in 2028.
(2)	Power plants that will be upgraded by 2007.
(3)	Power plants that will be upgraded by 2008.
(4)	Power plants that are not active.
(5)	In accordance with Decree No. 2003 (art. 5) of September 10, 1996, hydroelectric projects with a generation capacity equal to or less than 1,000 kW, regardless of concession or authorization, must be registered with the regulatory authority and administrator of power concessions.

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

     Small Hydroelectric Power Plants. Through our subsidiaries CPFL Geração and CPFL Sul Centrais Elétricas, we operate 23 Small Hydroelectric Power Plants, most of which were constructed early in the twentieth century. As part of a program of operation and modernization of these power plants, we have been investing since 1988 in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives we hope to increase the Assured Energy of such plants, their production of electricity and our profitability, while minimizing operational costs.

     The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operations center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.

     The costs of operations and maintenance of CPFL Geração’s plants decreased from R$26.47/MWh in 1997 to R$10.24/MWh in 2006. The rate of availability of our power generation equipment increased from 82% in 1997 to 95% in 2006. During 2007 and 2008, we expect to modernize five power plants: Gavião Peixoto, Capão Preto, Chibarro, Buritis and Três Saltos.

     In 2004, modernizing projects were presented for Gavião Peixoto, Chibarro and Capão Preto. The Gavião Peixoto project was approved by ANEEL in July of 2004 and the new Assured Energy level was approved by the Ministry of Mines and Energy – MME in June 2005, thereby increasing from 19.3 GWh per year to 33.5 GWh per year. Work on this project began in August 2005, and the completion of construction is expected in June 2007. The renovation projects at the Capão Preto and Chibarro plants were approved by ANEEL through Dispatch 1038 (August 22, 2005) and Dispatch 1343 (September 27, 2005), respectively. The MME approved a higher Assured Energy level at Capão Preto on September 23, 2005, which was increased from 8.7 GWh per year to 19.9 GWh per year, and at Chibarro on November 1, 2005, which was increased from 6.1 GWh per year to 14.8 GWh per year. The modernization and renovation of these plants began in October 2006, and they are expected to restart operations in December 2007.

     Thermoelectric Plants. We operate one thermoelectric power plant with an installed capacity of 36 MW. The Carioba facility was constructed in 1954. As of 2002, the Carioba facility was operating with 100% fuel-subsidized oil. Beginning in 2003, this subsidy was gradually reduced and contracted electricity was simultaneously decreased by 25% per year. By the end of 2006, the subsidy was phased out entirely and, as a result, all assured energy at Carioba is now available to be contracted pursuant to PPAs.

     Monte Claro. In 2004, Monte Claro’s first generator became operational, with an installed capacity of 65 MW and Assured Energy of 509.8 GWh a year, and in 2006, the second generator become operational, with an installed capacity of 65 MW and Assured Energy of 7.0 GWh per year. The plant, which belongs to the CERAN Complex, in which CPFL Geração holds a 65% ownership interest, now has a total of 130 MW in installed capacity and 516.8 GWh in Assured Energy per year.

     Barra Grande. We own a 25.01% interest in BAESA, a joint venture formed to construct, finance and operate the Barra Grande hydroelectric plant pursuant to a 35-year concession granted in May 2001. The plant is located on the Pelotas River on the border between the states of Rio Grande do Sul and Santa Catarina. The plant is projected to have an installed generation capacity of 690 MW and estimated Assured Energy of 3,334 GWh per year, of which our share will be 833.7 GWh per year. The other shareholders of the joint venture are Alcoa (42.18%), CBA – Companhia Brasileira de Alumínio (15.00%), DME – Departamento Municipal de Eletricidade de Poços de Caldas (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%) . The facility is operated by a consortium that includes our subsidiary CPFL Geração and Alstom Brasil Ltda. The capital structure for this joint venture is 36% equity and 64% debt. As of December 31, 2006, the total net book value for the project’s property, plant and equipment was R$1,411 million, of which our share was R$353 million.

     On November 1, 2005, Barra Grande’s first generator became operational with an installed capacity of 230 MW and Assured Energy of 1,813.3 GWh per year. The second generator became operational on February 2, 2006 with an installed capacity of 230 MW and Assured Energy of 1,520.7 GWh per year, and the third generator became operational on May 1, 2006 with an installed capacity of 230 MW and Assured Energy of 0,0 GWh per year. These three units together have a total installed capacity of 690 MW and total Assured Energy of 3,334.1 GWh per year. CPFL Geração owns a 25.01% interested in this project.

Expansion of Generation Capacity

     Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently involved in the construction of four new hydroelectric generation facilities with a total expected installed capacity of 1,965 MW, of which our share will be 1,014.4 MW. By the end of 2007, we expect that approximately 47% of the generating capacity from these facilities will come online.

     The following table sets forth information regarding our current hydroelectric generation projects as of December 31, 2006.

	Estimated Installed Capacity	Estimated Assured Energy	Estimated Construction Cost (1)	Start of Construction	Expected Start of Operations	Our Ownership	Installed Capacity Available to us	Estimated Assured Energy Available to us

	(MW)	(GWh/yr)	(R$million)			(%)	(MW)	(GWh/yr)

Campos Novos	880	3,310.4	1,623.4	August 2001	2007	48.72	428.8	1,612.9
CERAN Complex:
Castro Alves	130	560.6	386.9	April 2004	2007	65.00	84.5	364.4
14 de Julho	100	438.0	379.7	October 2004	2008	65.00	65.0	284.7

	230	998.6	766.6				149.5	649.1
Foz do Chapecó	855	3,784.3	2,224.7	December 2006	2010	51.00	436.1	1,930.1

Total	1,965	8,093.3	4,614.7				1,014.4	4,192.0
_________________
(1) The estimated construction cost figures were calculated as of December 31, 2006.

     Campos Novos Project. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant is under construction on the Canoas River in the State of Santa Catarina and is expected to have an estimated installed capacity of 880 MW and estimated Assured Energy of 3,310.4 GWh per year, of which our share will be 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (24.73%), Votorantim Metais Níqueis S.A. (20.04%) and CEEE – Companhia Estadual de Energia Elétrica (6.51%) . Upon completion, the facility will be operated by ENERCAN under CPFL Geração’s supervision. Construction began in August 2001, and although construction complications delayed the plan for operations to begin in 2006, the first two generators at the plant became operational in February 2007, and the third generator became operational in May 2007. Campos Novos has added 428.8 MW to our generation capacity.

     The expected capital structure for the Campos Novos project is 37.0% equity and 63.0% debt. ENERCAN obtained R$619.87 million of financing for the project from BNDES. Hejoassu will be the only guarantor of this financing. During 2003, 2004 and 2005, several disbursements were made in the total amount of R$297.98 million, R$245.62 million and R$86.43 million, respectively for each year. ENERCAN also obtained additional financing from the Inter-American Development Bank, or IDB, in an amount of US$75 million, which is guaranteed by Hejoassu and by us. The first disbursement of US$50 million was made on April 7, 2005, the second disbursement of US$10 million was made on July 20, 2005 and the third disbursement of US$15 million was made on June 5, 2006. In addition, a bridge loan of R$36 million was made in 2006 as an advance on electricity sales, in order to fund the completion of construction. We signed a turn-key EPC contract with Camargo Corrêa, GE Hydro Inepar do Brasil S.A., CNEC Engenharia S/A and Engevix in October 2001. As of December 31, 2006, the total net book value for the project’s property, plant and equipment was R$1,472 million, of which our share was R$717 million. As of December 31, 2006, the total estimated cost to complete the facility was R$51 million.

     CERAN Project. We own a 65.00% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30.00%) and Desenvix (5.00%) . The CERAN hydroelectric complex consists of three hydroelectric plants: Monte Claro, Castro Alves and 14 de Julho. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the State of Rio Grande do Sul. The total cost of constructing the complex is estimated at R$1,127.0 million, of which we will be responsible for R$732.5 million. The Monte Claro plant began operations in December 2004 and is currently operating at full capacity. The entire CERAN Complex will be fully on-line by 2008.

     The facility will have estimated installed capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year. Upon completion, the facility will be operated by CERAN under CPFL Geração’s supervision. We anticipate that the plant will add 234 MW to our generation capacity.

     The expected capital structure is 38.0% equity and 62.0% debt. We have provided a 100% guarantee of the construction costs for the CERAN complex. The financing is also guaranteed by a pledge of (i) the shares of CERAN held by the shareholders and (ii) the rights of CERAN under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by CERAN. CERAN obtained R$436 million of financing for the CERAN complex from BNDES. During 2004, 2005 and 2006, several disbursements were made in the total amount of R$203.2 million, R$18.3 million and R$213.2 million, respectively. An additional financing package for R$180 million with BNDES was approved in January 2007 and became available to the project in May 2007. We signed a turnkey EPC contract with Construções e Comércio Camargo Corrêa S.A., Alstom Brasil Ltda. and Engevix Engenharia Ltda. in May 2002. As of December 31, 2006, the total net book value for the project’s property, plant and equipment was R$717.8 million, of which our share was R$466.6 million. As of December 31, 2006, the total estimated cost to complete the facility was R$323.3 million.

     Foz do Chapecó Project. We own a 51% interest in the Foz do Chapecó Consortium, a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. We increased our stake in this project from 40% to 51% in August 2006 after receiving approval from the acquisition in September 2006. The remaining 49% interest in the Foz do Chapecó Consortium is divided among Chapecoense Geração de Energia S.A., which holds a 40% interest, and CEEE, which holds a 9% interest. The Foz do Chapecó hydroelectric plant will be located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is estimated at R$2,225.0 million, of which we will be responsible for R$1,134.6 million. Construction began in December 2006, and we anticipate that the plant will begin operations in 2010 and will add 436 MW to our generation capacity. The capital structure of this project is expected to be 30.0% equity and 70.0% debt.

     Gavião Peixoto Small Hydroelectric Power Plant. The Gavião Peixoto plant, located in the Jacaré Guaçu River in the State of São Paulo, is being renovated and upgraded, and it will have an installed capacity of 4.8 MW and Assured Energy of 33.5 GWh per year. The total estimated investment is R$20 million, and CPFL’s participation in the project is 100%. Construction of this plant began on August 31, 2005. The first generator became operational in June 2007, and the second generator is scheduled to become operational in July 2007.

     Capão Preto Small Hydroelectric Power Plant. The Capão Preto plant, located in the Quilombo and Ribeirão dos Negros Rivers in the State of São Paulo, is being renovated and upgraded, and it will have an installed capacity of 4.3 MW and Assured Energy of 24.5 GWh per year. The total estimated investment is R$11 million, and CPFL’s participation in the project is 100%. Construction of this plant began in October 2006, and it is scheduled to begin operations in December 2007.

     Chibarro Small Hydroelectric Power Plant. The Chibarro plant, located in the Chibarro River in the State of São Paulo, is being renovated and upgraded, and it will have an installed capacity of 2.6 MW and Assured Energy of 14.8 GWh per year. The total estimated investment is R$9 million, and CPFL’s participation in the project is 100%. Construction of this plant began in October 2006, and it is scheduled to begin operations in December 2007.

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

  reselling electricity to free consumers;

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

Electricity-Related Services

     We offer our customers a wide range of electricity-related services through CPFL Brasil. These services are designed to help customers improve the efficiency, cost and reliability of the electric equipment they use. Our main electricity-related services include:

  Electric energy management consultancy: CPFL Brasil’s consultancy and contract management services aim to support its customers’ decision-making with respect to electrical power;

  Project design and construction: CPFL Brasil plans, constructs, commissions and provides electricity to substations, transmission lines, transformer stations, load centers and electrical energy distribution lines, always in line with each customer’s needs and growth expectations and in accordance with the most rigorous safety criteria, aiming for an optimal use of resources;

  Management of assets: In the maintenance arena, CPFL Brasil develops solutions that contribute to the optimal operation of electro-energetic installations for companies of all sizes, ensuring that interruptions to the electrical energy supply, and resulting business losses, are minimized;

  Energy efficiency: CPFL Brasil aims to guide and assist its customers’ businesses with the most energy efficient solutions, leading to reduced energy costs and allowing for greater investments in core business pursuits;

  Co-generation: Energy co-generation is the simultaneous and sequential production of two or more forms of energy from a single fuel; the most common process is electrical energy production from primary energy sources (natural gas and/or biomass). Companies with production processes, which make the installation of such a system feasible, can count on CPFL Brasil’s experience for feasibility studies, project design and installation of co-generation operations.

Competition

     We have concessions to generate and distribute electricity in a substantial area within the states of São Paulo, Paraná, Rio Grande do Sul, Santa Catarina and Goiás and we face competition from other generation and commercialization companies for free consumers. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

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

Our Concessions

     We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses. We have the following concessions with respect to our distribution business:

Concession No.	Concessionaire	State	Term

014/1997	CPFL Paulista	São Paulo	30 years from November 20, 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 23, 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 6, 1997
021/1999	Companhia Luz e Força Santa Cruz	São Paulo and Paraná	16 years from February 3, 1999 to July 7, 2015

     Our generation business is supported by the following concessions:

Concession No.	Concessionaire	Plant	State	Term

128/2001	Foz do Chapecó Consortium	Foz do Chapecó	Santa Catarina, Rio	35 years from November 7, 2001
Grande do Sul
036/2001	Energética Barra Grande S.A.	Barra Grande	Rio Grande do Sul	35 years from May 14, 2001
008/2001	Companhia Energética Rio	14 Julho, Castro Alves and	Rio Grande do Sul	35 years from March 3, 2001
	das Antas	Monte Claro
043/2000	Campos Novos Energia S.A.	Campos Novos	Santa Catarina	35 years from May 29, 2000
015/1997	CPFL Geração	Our 19 Small Hydroelectric	São Paulo	30 years from November 20, 1997
Power Plants and one
thermoelectric facility
Decree N° 85,983/81	CPFL Geração(1)	Serra da Mesa	Goiás
______________
(1)	The concession for Serra da Mesa is held by Furnas. We have the contractual right to 51.54% of the Assured Energy of this facility under a 30-year rental agreement, expiring in 2028.

Properties

     Our principal properties consist of hydroelectric generation plants, substations and distribution networks located in the states of São Paulo, Paraná, Rio Grande do Sul, Santa Catarina and Goiás. The net book value of our total property, plant and equipment as of December 31, 2006 was R$6,237 million. Apart from our distribution network, no single one of our properties produces more than 10% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

     We are also subject to legal proceedings relating to the authorization of certain of our hydroelectric plants, including a class action proposed by the federal public attorney’s office of the Municipality of Caxias do Sul, challenging the validity of the environmental licensing of the Rio das Antas Hydroelectric Complex, and requesting injunctive relief against the construction of these plants. The district attorney’s injunction request was denied in the lower courts and the district attorney moved against it requesting a new injunction from the higher courts. The higher courts denied the injunction relief. No decision on the merits has been taken by the lower courts to date. It is not possible to forecast the effects of a decision against us under such claim, and we believe based on the opinion of counsel that the possibility of a loss is remote.

     Semesa and Furnas were named defendents in a legal proceeding that sought remedial measures and payments for alleged environmental harm caused by the construction and operation of the Serra da Mesa plant. The amount sought from Semesa totaled R$74 million. CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007. Our external Brazilian legal counsel has advised us that the risk of an adverse judgment with respect to this claim is possible, therefore not requiring that a provision be made. If adverse judgment were entered against us, whereby we would be compelled to purchase additional land and establish a preserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

Environmental Programs

     CPFL Energia participates on a regular basis in programs that manage the environmental impact of its operations and projects. These initiatives aim to ensure that all aspects of the company’s planned activities and operations include measures to prevent and mitigate any environmental harm, in accordance with current national legislation and regulatory obligations. The Environmental Management System, through which CPFL Paulista and CPFL Piratininga are certified under the “Urban Distribution Networks and Environmental Coexistence” regime, which is based on Norma ISO 14001, facilitates monitoring of the company’s operations. In addition, CPFL Centrais Elétricas was certified under the “Hydroelectric Power Generation” regime of Norma ISO 14001 until its merger with CPFL Geração and dissolution in March 2007.

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

     The following examples also demonstrate this relationship:

  Barra Grande. We have consistently supported the local Rural Population Relocation Program. This program envisions relocating 430 families, including: (1) 194 families living in Rural Collective Resettlements, which have homes with garages, arable plots, community centers and capacity for schools. Of this group, there are already 86 families inhabiting their land; (2) 230 families that received letters of credit and have acquired their own property; and (3) 6 families living in Remaining Area Resettlements. The program also provides institutional support to 127 families of small land owners and occupiers who are involved in: land cultivation or exploration; conservation of biodiversity and native flora and fauna, including endangered species; the creation of a sapling nursery that protects plant diversity by producing 680,000 saplings destined for reforestation projects
  ..
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

THE BRAZILIAN POWER INDUSTRY

General

     In 2002, the MME (defined below) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 129.9 GW by 2015, of which 98.0 GW (75.4%) is projected to be hydroelectric, 23.3 GW (18.0%) is projected to be thermoelectric and 8.6 GW (6.6%) is projected to be imported through the Interconnected Power System.

     In 2006, Eletrobrás owned 42% of Brazilian generation assets. Through its subsidiaries, Eletrobrás is also responsible for 58% of Brazil’s installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Energética de São Paulo — CESP and Companhia Energética de Minas Gerais — CEMIG.

     Private companies had 27% and 70% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 21% of the transmission market, in terms of revenue.

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

National Energy Policy Council

     The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”) is a committee created in August 1997 to advise the Brazilian President with respect to the development of the national energy policy. The Brazilian Minister of Mines and Energy is the Chairman of the CNPE, six of its members of ministers of the Brazilian government and three of its members are selected by the Brazilian President. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

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

National Electrical System Operator — ONS

     The National Electrical System Operator, Operador Nacional do Sistema Elétrico, or ONS, is a non-profit organization that coordinates and controls electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers. The primary role of the ONS is to oversee the generation and transmission operations in the Interconnected Power System, or SIN, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

     The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, is a non-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market, or MAE, which no longer exists.

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

The New Industry Model Law

     Since 1995, the Federal Government has taken a number of measures to reform the Brazilian electric energy industry. These culminated, on March 15, 2004, in the enactment of the New Industry Model Law, which further restructured the power industry with the ultimate goal of providing consumers with a secure electricity supply at an adequate tariff. The New Industry Model Law was implemented by Decree No. 5,163, enacted on July 30, 2004.

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

  Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), called the free market, that permits a certain degree of competition
  ..
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

     In 2006, CCEE conducted the second and third auctions for new generation projects as well as the fifth auction for existing power generation facilities in accordance with the Bid Documents (“Documentos do Leilão”) and the CCEAR approved by Resolutions No. 221, 232 and 236, which were enacted by ANEEL on June 29, 2006, June 29, 2006 and December 14, 2006, respectively.

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

Challenges to the Constitutionality of the New Industry Model Law

     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices, provided that a quorum of at least eight Justices must be present. To date, the Brazilian Supreme Court has not reached a final decision, and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

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

     Parcel A costs include, among others, the following factors:

  costs of electricity purchased from Itaipu;}

  costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between the parties;

  costs of electricity purchased pursuant to CCEARs;

  certain other charges for connection to the transmission and distribution systems; and

  the cost of regulatory charges.

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

     In October 2006, ANEEL issued Resolution no. 234/2006, which sets forth the methodology and procedures applicable to the periodic revisions for 2007 through 2010 for distribution concessionaires, based on the practices developed during a previous round of the periodic tariff reviews. The provisions in this resolution have a direct impact on the calculation of costs, the weighted average cost of capital and the regulatory remuneration basis (principally consisting of income-generating and other productive assets).

Government Incentives to the Energy Sector

     In 2000, a Federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or PPT) for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Federal Government established the Proinfa Program. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative energy sources for a period of up to twenty years, and this energy is to be acquired by distribution companies for delivery to final customers. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. The objective of this initiative is to reach a contracted capacity of up to 10% of the total annual consumption of electricity in Brazil within up to 20 years. The energy production for the commercialization in the Program will not be made by generation concessionaires, like us, nor by IPPs. On the other hand, such production may only be made by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an IPP, or affiliated with their controlling entities.

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

ESS

     Resolution no. 173 of November 28, 2005 established a provision for the system service charge, Encargo de Serviço do Sistema (“ESS”), which since January 2006 has been included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected Grid (Sistema Interligado Nacional). This charge is based on the annual estimates made by the National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”), on October 31 of each year.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our financial statements have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information.”

     We have four distribution subsidiaries—CPFL Paulista, CPFL Piratininga, RGE and Santa Cruz. We fully consolidate CPFL Paulista, CPFL Piratininga and Santa Cruz. Until June 2006, when we increased our equity interest in RGE to 99.76%, we accounted for RGE using proportionate consolidation, and accordingly our financial statements included 67.07% of each item for RGE. Since June 2006, we have consolidated RGE fully under both Brazilian Accounting Principles and U.S. GAAP. We began fully consolidating the balance sheet of Santa Cruz on December 31, 2006. We also account for four of our indirect subsidiaries (CERAN, BAESA, ENERCAN and Foz do Chapecó) using proportionate consolidation. Those indirect subsidiaries own a total of six generation facilities. Three of these facilities, Castro Alves and 14 de Julho (both part of CERAN) and Foz de Chapecó, are currently under construction. ENERCAN became fully operational in May 2007. See “Presentation of Financial Information.”

Overview

     We are a holding company and, through subsidiaries, we (a) distribute electricity to customers in our concession areas, (b) generate electricity and develop generation projects and (c) engage in electricity commercialization and the provision of electricity-related services. The most important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business. In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short-term variability, have been stable over the medium term.

     In addition to achieving the best returns we can from our regulated distribution business, we have three broad initiatives to improve our future financial performance—the growth in our generating capacity, the acquisition of additional distributors and the development of our commercialization and electricity-related services business. We have a portfolio of hydroelectric generation projects, which are progressively becoming operational, and of this new generation capacity, approximately 58 MW came online in 2005, approximately 157 MW came online in 2006 and approximately 457 MW are expected to come online by the end of 2007. We expect a further 558 MW of new generation capacity will be operational by the end of 2010. We plan to use the additional electricity generated by these projects to supply electricity to our distribution business, and we currently expect that this degree of integration will improve our consolidated profit margin and our cash flows. In 2006, we acquired 32.69% of RGE and 99.99% of Santa Cruz. We are also growing our commercialization and electricity-related services business in a progressively more liberal market. While it is difficult to predict the size this business will attain, it will provide additional revenues without significant investment in a business that is not currently subject to regulated margins.

     There are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance, as we have seen in recent years with the effects of an energy crisis in 2001 and increases in interest rates and indexation rates on our debt. We believe that the most significant external factors affecting our performance involve industry regulation, and important regulatory changes occurred in 2004 and 2005. Principal among these changes was the introduction and initial implementation of the New Industry Model Law, especially with respect to the EPE, the CMSE and the CCEE.

Background

Regulated Distribution Tariffs

     Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive final customers at regulated tariffs. In 2006, sales to captive consumers represented 69.8% of the volume of electricity we delivered and 86.2% of our operating revenues, compared to 73.2% and 87.4%, respectively, in 2005. These proportions could continue to decline in 2007 and future years if customers continue to migrate from captive to free status.

     Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our customers and shareholders. For a description of tariff regulations, see “Item 4. Information on the Company— The Brazilian Power Industry—Distribution Tariffs” and “Item 4. Information on the Company—Customers, Analysis of Demand and Tariffs.”

     Tariffs are determined separately for each of our four distribution subsidiaries as follows:

  Our concession agreements provide for an annual adjustment (reajuste anual) to take account of changes in our costs, which for this purpose are divided into costs (known as Parcel A costs) that are beyond our control and costs (known as Parcel B costs) that we can control. Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. Our ability to fully pass through to final consumers our electricity acquisition costs is subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry — The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to final consumers. Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government. An annual adjustment of tariffs occurs every April for CPFL Paulista and RGE, every October for CPFL Piratininga and every February for Santa Cruz.

  Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga and Santa Cruz, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our customers. The first periodic revision occurred in 2003. In October 2006, ANEEL modified the methodology to be used for the 2007 revision. For additional information, see “Item 4. Information on the Company— The Brazilian Power Industry—Distribution Tariffs.”

  Brazilian law also provides for extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. In particular, we currently charge supplemental tariffs that were introduced as a result of the energy crisis in 2001-2002. See “—The 2001-2002 Energy Crisis and Related Regulatory Measures” below.

     Through 2002, the annual adjustments were the same in percentage terms for all of our customers. Since 2003, tariff increases apply differently to different customer classes, with generally higher increases for customers using higher voltages, to reduce the effects of historical cross-subsidies in their favor. The following table sets forth the percentage increase in our tariffs resulting from each annual adjustment from 2003 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “— Background—Brazilian Economic Conditions.”

	Santa Cruz(5)	CPFL Paulista	CPFL Piratininga(4):	RGE

2003(1)
Average		20.19%	15.02%	27.36%
By voltage category:
A1 (230 kV or more)		-	19.32%	31.82%
A2 (88 to 138 kV)		25.24%	17.94%	-
A3 (69 kV)		21.49%	-	29.11%
A3a (30 kV to 44 kV)		18.25%	-	25.80%
A4 (2.3 kV to 25 kV)		20.80%	14.20%	29.57%
BT		19.20%	13.25%	25.48%
By category of customer:
Residential		19.20%	13.25%	25.49%
Industrial		21.89%	16.39%	28.57%
Commercial		19.64%	13.74%	26.92%
Rural		20.06%	13.60%	27.60%
Public administration		19.91%	13.78%	27.80%
Public lighting		19.21%	13.24%	25.49%
Public service		20.30%	14.26%	28.57%
Own consumption		19.60%	13.28%	28.12%
2004:
Correction of 2003(2)		1.30%	(3.64)%	0.47%
Average		13.63%	14.00%	14.37%
By voltage category:
A1 (230 kV or more)		-	28.35%	25.70%
A2 (88 to 138 kV)		28.28%	24.78%	-
A3 (69 kV)		21.75%	-	23.99%
A3a (30 kV to 44 kV)		13.06%	-	13.95%
A4 (2.3 kV to 25 kV)		18.45%	15.13%	21.71%
BT		8.91%	10.23%	10.21%

By category of customer:
Residential		8.92%	10.23%	10.21%
Industrial		20.80%	19.60%	21.42%
Commercial		12.25%	12.29%	13.40%
Rural		11.48%	12.09%	11.41%
Public administration		13.02%	12.52%	14.12%
Public lighting		8.90%	10.22%	10.20%
Public service		16.62%	14.82%	18.44%
Own consumption		11.96%	10.93%	13.47%

2005:
Correction of 2003(3)		(0.67)%	(0.76)%	-
Average		17.74%	1.54%	21.93%
By voltage category:
A1 (230 kV or more)		-	6.07%	31.92%
A2 (88 to 138 kV)		37.41%	13.62%	-
A3 (69 kV)		27.31%		32.48%
A3a (30 kV to 44 kV)		2.67%		21.65%
A4 (2.3 kV to 25 kV)		25.29%	5.95%	28.98%
BT		11.67%	4.78%	15.99%

By category of customer:
Residential		11.56%	4.77%	16.02%
Industrial		27.19%	8.59%	28.52%
Commercial		16.10%	0.27%	19.78%
Rural		14.91%	1.17%	20.27%
Public administration		16.60%	0.49%	20.56%
Public lighting		11.55%	4.78%	15.99%
Public service		22.92%	5.15%	25.47%
Own consumption		16.24%	3.47%	19.38%

	Santa Cruz(5)	CPFL Paulista	CPFL Piratininga(4):	RGE

2006:
Correction for 2003(6)			0.43%
Average		10.83%	10.79%	10.19%
By voltage category:
A1 (230 kV or more)		-	0.27%	17.22%
A2 (88 to 138 kV)		25.04%	12.28%	18.58%
A3 (69 kV)		17.40%	-	-
A3a (30 kV to 44 kV)		36.58%	-	7.29%
A4 (2.3 kV to 25 kV)		18.72%	16.61%	17.10%
BT		5.66%	7.57%	4.30%

By category of customer:
Residential		5.67%	7.47%	4.30%
Industrial		18.22%	14.96%	16.17%
Commercial		11.30%	11.25%	8.84%
Rural		9.15%	9.30%	7.14%
Public administration		11.94%	11.06%	10.54%
Public lighting		5.67%	7.48%	4.31%
Public service		16.60%	15.89%	14.24%
Own consumption		9.75%	8.55%	9.53%

2007:
Correction for 2003(7)		0.31%
Average	5.71%	7.06%		6.05%
By voltage category:
A1 (230 kV or more)	-	-		12,07%
A2 (88 to 138 kV)	-	(0.77)%		(9.40)%
A3 (69 kV)	8.83%	9.61%		5.03%
A3a (30 kV to 44 kV)	7.51%	2.53%		(9.41)%
A4 (2.3 kV to 25 kV)	10.08%	9.03%		7.51%
BT	3.85%	6.94%		5.19%

By category of customer:
Residential	3.83%	6.93%		5.18%
Industrial	9.98%	7.06%		7.32%
Commercial	5.59%	7.05%		5.45%
Rural	5.67%	7.06%		5.44%
Public administration	6.39%	6.31%		3.77%
Public lighting	3.87%	6.95%		5.20%
Public service	8.80%	9.67%		7.01%
Own consumption	3.87%	7.96%		4.31%
___________________
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

(3)	The 2005 correction modified CPFL Paulista’s 2003 periodic revision to 20.29% and CPFL Piratininga’s to 9.67%.
(4)	CPFL Piratininga’s annual adjustment for 2007 is schedule to occur in October 2007.
(5)	We acquired Santa Cruz in December 28, 2006 and therefore first set forth Santa Cruz’s annual adjustment for February 2007 in the table above.
(6)	The 2006 correction changed CPFL Piratininga’s 2003 periodic revision from 9.67% to 10.14%.
(7)	The 2007 correction modified CPFL Paulista’s 2003 periodic revision from 20.29% to 20.66%.

First Cycle of Periodic Revisions

     The following description provides additional information about the First Cycle of Periodic Revisions and related tariff adjustments, which are described in Note 3(b) to our audited consolidated financial statements for the fiscal year ended December 31, 2006.

     CPFL Piratininga. In October 2003, ANEEL established, on a provisional basis, CPFL Piratininga’s 2003 periodic revision at a rate of 18.08% . However, only 14.68% took effect, with the remaining increase deferred to the 2004-2006 annual adjustments. In October 2004, ANEEL decreased, also on a provisional basis, CPFL Piratininga’s 2003 periodic revision from 18.08% to 10.51% . The effect of the October 2004 downward tariff adjustment in our audited consolidated financial statements for the year ended December 31, 2004 was the following: (1) a reversal of the regulatory asset related to the difference between 18.08% and 14.68%, in the amount of R$13.8 million, which was recorded as revenue in 2003 and (2) the creation of a regulatory liability related to the difference between 14.68% and 10.51%, in the amount of R$69.7 million, to be refunded to customers in future periods. In October 2005, ANEEL established the 2003 periodic revision at a rate of 9.67%, which resulted in an increase in the regulatory liability related to the difference between 10.51% and 9.67%, amounting to R$31.8 million. The source of this downward revision relates to our acquisition of CPFL Piratininga in 2001, when Bandeirante was divided into two companies—Bandeirante and CPFL Piratininga. Under the terms of the division of Bandeirante, ANEEL decreed that future tariff adjustments for both companies would be based on the tariff realignment index of either Bandeirante or CPFL Piratininga, whichever was lower. The downward revision in CPFL Piratininga’s tariff adjustment reflects Bandeirante’s lower tariff realignment index, which was applied to CPFL Piratininga in accordance with ANEEL rules, in October 2005. In October 2006, ANEEL altered the 2003 periodic revision, on a provisional basis, increasing it from 9.67% to 10.14%, creating a regulatory asset of R$27.0 million. CPFL Piratininga is currently awaiting a response from ANEEL with respect to the appropriate methodology for calculating Bandeirante’s 2003 periodic revision.

     CPFL Paulista. In April 2003, ANEEL established, on a provisional basis, CPFL Paulista’s periodic revision at a rate of 19.55%, which was modified in April 2004 to 21.10% . In April 2005, ANEEL officially confirmed that CPFL Paulista’s 2003 periodic revision would be set at a rate of 20.29% . We concluded that ANEEL underestimated CPFL Paulista’s appropriate tariff increase, and we requested that ANEEL reevaluate its initial decision. In September 2006, ANEEL’s Board of Directors approved the reevaluation, and CPFL Paulista’s final periodic revision was set at a rate of 20.66% in April 2007. This regulatory asset as of December 31, 2006 amounted to R$46.9 million, which was reflected in the annual adjustment in April 2007.

     RGE. In April 2003, ANEEL established, on a provisional basis, RGE’s periodic revision at a rate of 27.36%, which was confirmed to be 27.96% in April 2004.

     Santa Cruz. In February 2004, ANEEL established, on a provisional basis, Santa Cruz’s Periodic Revision at a rate of 17.14% . However, only 10.23% took effect, with the remaining increase deferred to the 2005-2007 annual adjustments. In February 2005, ANEEL increased, also on a provisional basis, Santa Cruz’s periodic revision to 17.49% . In December 2005, ANEEL established the final result of the 2004 Periodic Revision at a rate of 15.95% .

Sales to Potentially Free Consumers

     The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market.” To date, as compared to the total number of our captive customers, the number of potentially free consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2006, approximately 25% of our electricity sales was to supply potentially free consumers. Most of our potentially free consumers have not elected to become free consumers. We believe this is because (1) they consider that the advantages of negotiating for a long-term contract at lower rates than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (2) some of our potentially free consumers, those that consume between 500 kW and 3 MW and with a contracted demand equal to or greater than 3 MW serviced in voltages lower than 69 kV, and who entered into contracts before July 1995, are limited to changing to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and becomes a free consumer, it still would have to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. In the short term, we do not expect to see a substantial number of our customers become free consumers, but the prospects for migration over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

     We purchase the majority of our electricity under long-term contracts with large Brazilian generation companies. The prices of electricity purchased by our distribution companies under contracts executed in the regulated market are regulated by ANEEL, and the prices of electricity purchased in the free market are based on prevailing market rates, according to bilateral settlement. In 2006, we purchased 45,998 GWh, compared to 43,249 GWh in 2005. The prices under the long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our customers in increased tariffs.

     We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2006, we purchased 10,761 GWh of electricity from Itaipu (23.4% of the electricity we purchased), as compared to 10,501 GWh of electricity from Itaipu (24.3% of the electricity we purchased) in 2005. See “Item 4. Information on the Company—Purchases of Electricity—Itaipu.” The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

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

     Under the New Model Law, in 2006 our distribution companies bought electricity at the public auctions carried out by ANEEL and CCEE. The success of our strategies in the auctions affects our margins and our exposure to price and market risk, since our ability to pass through costs of electricity purchases will be linked to the successful projection of our expected demand.

     Our generation subsidiaries are scheduled to bring approximately 1,015 MW of new capacity online through 2010, which will provide additional Assured Energy of 4,104 GWh per year. Our distribution subsidiaries have entered into long-term contracts to purchase all of this electricity, and this new supply will replace part of the electricity from the stepdown of our Initial Supply Contracts. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from the generators’ margin.

     Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells that electricity to free consumers and other concessionaries and licensees (including our subsidiaries). In 2006 we acquired 20,773 GWh in the free market, or 45.16% of the electricity we purchased. See “ — The Brazilian Power Industry — The Free Market.”

Recoverable Cost Variations—Parcel A Costs

     Beginning in 2001, the Brazilian government created the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, as beyond our control. These costs are described in Note 3(c) to our audited consolidated financial statements for the fiscal year ended December 31, 2006. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. Similarly, if Parcel A costs are lower than forecast, we generally pass through the savings to customers through lower tariffs in the future.

     When there are variations in Parcel A costs that will be reflected in future tariffs, we defer the incremental costs and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we bill the related increased tariffs. At December 31, 2006, we had assets of R$847 million and liabilities of R$233 million in respect of Parcel A accounts, and the net amount represented 12.6% of our shareholders’ equity. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate. In 2006 we recognized R$107 million of net financial income on Parcel A accounts.

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

  Our accounts receivable as of December 31, 2006 included R$286 million (of which R$0.8 million was classified as non-current) representing amounts we expect to recover pursuant to the RTE. This represented 5.9% of our shareholders’ equity at such date. The amount to be passed on to suppliers is included in supplier payables on our balance sheet. The amounts recoverable and payable accrue interest based on SELIC, and in 2006 we recognized R$36.6 million of net financial income attributable to such accounts receivable.

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

  Increased Parcel A costs from January 1 to October 25, 2001 are being recovered through a mechanism similar to the RTE, after we recover the foregone revenue from the Rationing Program.

  BNDES Loan Program. The Brazilian government made loans available to distribution and generation companies through the government development bank BNDES to finance (a) 90% of the revenue shortfall recoverable through the RTE and (b) the excess Parcel A costs from January through October of 2001. We had a total principal amount of R$463 million of these loans outstanding at December 31, 2006. These loans accrue interest at the same rate as amounts we are entitled to recover pursuant to the RTE.

Deductions from Operating Revenues

     To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is the value-added tax, or ICMS, imposed by Brazilian states. These deductions amounted to 27.1% of our gross operating revenues in 2006, 29.0% in 2005, and 29.5% in 2004. The decrease in our deductions from operating revenues between 2006 and 2005 was principally due to ANEEL’s suspension of the emergency capacity charge in December 2005.

Operating Segments

     Our three reportable segments are distribution, generation and commercialization. See Note 35(iv)(c) to our audited consolidated financial statements. Our generation and commercialization segments are new and currently represent a small percentage of our gross operating revenues: 8.0% in 2006 and 7.4% in 2005. We expect our generation business to grow as our projects come on line through 2010. Since the new electricity will be sold primarily to our distribution companies, on a consolidated basis the new generation may not materially increase our operating revenues, but we expect it to have a positive effect on our consolidated operating margin.

     The profitability of our segments differs. Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects are operational, they have higher margin (operating income as a percentage of revenue) than the distribution segment, but they also contribute to higher interest expense and other financing costs. For example, in 2006 and 2005 our generation segment provided 16.4% and 17.6%, respectively, of our operating income, but its contribution to our net income was substantially lower.

     In our commercialization segment, a majority of our sales and operating income is attributable to transactions with our distribution segment, but transactions with unaffiliated parties have grown significantly. In 2006, our commercialization segment sold 26% more electricity than in 2005, but sales to unaffiliated parties increased by 31%, reaching 9,325 GWh. Sales to unaffiliated parties include sales of electricity to free consumers and other concessionaries or licensees and the provision of value-added services.

Brazilian Economic Conditions

     All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. In particular,the following factors affected our operations:

  The real appreciated by 8.1% in 2004, 11.8% in 2005 and 8.7 in 2006 against the U.S. Dollar. As of June 26, 2007, appreciation of the real against to the U.S. Dollar was approximately 8.8% in 2007 year-to-date. Inflation for 2006, as measured by the IGP-M, was 3.8%.

  Brazilian GDP grew by 5.7% in 2004, 2.9% in 2005 and by 3.7% in 2006.

  The short-term average interest rate (adjusted by the Central Bank in relation to the SELIC index) decreased to 15.1% in 2006 from 19.1% in 2005, after increasing from 16.3% in 2004.

     The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. Dollar for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,

	2006	2005	2004

Inflation (IGP-M) (1)	3.8%	1.2%	12.4%
Inflation (IPCA) (2)	3.1%	5.7%	7.6%
Growth (contraction) in real gross domestic product (3)	3.7%	2.9%	5.7%
Depreciation (appreciation) of the real vs. U.S. dollar	(8.7)%	(11.8)%	(8.1)%
Period-end exchange rate–US$1.00	R$2.1380	R$2.3407	R$2.6544
Average exchange rate–US$1.00 (4)	R$2.1679	R$2.4125	R$2.9171

____________________

Source: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.
(3)	Adjusted Brazilian growth figures reflecting a change in methodology were published by the Instituto Brasileiro de
Geografia e Estatística in March 2007.
(4)	Represents the average of the commercial selling exchange rates on the last day of each month during the period.

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

Results of Operations—2006 compared to 2005

Operating revenues

     Our gross operating revenues increased from R$10,907 million in 2005 to R$12,227 million in 2006. This represented an increase of 12.1%, primarily due to the increase of 7.3% in average prices on sales to final customers and a 4.1% increase in the total volume of electricity delivered to final customers. Most of our gross operating revenues result from sales to final customers (R$11,034 million, or 90.2%, in 2006), and all of our customers experienced higher prices in 2006. As a result of our acquisition of the additional stake in RGE, our gross operating revenues increased by approximately R$470 million.

     See Note 23 to our audited consolidated financial statements for a breakdown of revenues by category of final customer.

     Our net operating revenues were R$8,914 million in 2006, a 15.2% increase compared to 2005. The principal reason for the increase was the 12.1% increase in gross operating revenues discussed above. See “Background—Deductions from Operating Revenues” for a discussion of items we deduct when calculating net operating revenues.

Prices and volumes on sales to final customers

     Our average prices in 2006 increased for all categories of final customers. Tariffs are adjusted each year in April for CPFL Paulista and RGE and in October for CPFL Piratininga. See “—Background—Regulated Distribution Tariffs.”

     Our higher operating revenues in 2006 reflected annual adjustments in 2005 and 2006. The increase in average prices from 2005 to 2006 was 3.9%, 5.6% and 2.1% for rural, commercial and residential customers, respectively, as a result of tariff adjustments. Price increases for industrial customers averaged 10.8%, due mainly to tariff adjustments for captive customers in this category. This increase was partially offset by lower sales prices applicable to industrial customers in the free market due to competition and the fact that the average price in the free market does not reflect revenues from the TUSD.

     The total volume of electricity sold to final customers, which was 37,602 GWh in 2006 compared to 36,135 GWh in 2005, increased for all categories of final customers except in the industrial sector, where it remained stable.

     Sales to distributors

     Operating revenues from sales to unaffiliated distributors amounted to R$501 million in 2006 (4.1% of our gross operating revenues), an increase of 8.8% compared to 2005. The increase was due primarily to sales to other concessionaires and licensees, consisting mainly of sales by CPFL Brasil, which increased to R$200 million in 2006 from R$123 million in 2005.

     Other operating revenues

     Our other operating revenues were R$827 million in 2006 (6.8% of our gross operating revenues), compared to R$606 million in 2005, primarily reflecting an increase of R$219 million related to electricity network usage charges (including the TUSD). This increase is due primarily to the industrial customers that migrated to the free market.

Operating Costs and Operating Expenses

     Electricity purchased for resale

     Our costs to purchase electricity amounted to R$3,419 million in 2006 (51.5% of our total operating costs and operating expenses). This was 7.7% higher than in 2005, primarily resulting from (i) an increase in the volume of electricity we purchased and (ii) the net effect of price increases applicable to our long-term purchase contracts and lower prices for electricity from Itaipu, both of which were partially offset by recovery of Parcel A losses.

     The average price for all purchases excluding Itaipu was 4.7% higher in 2006 than in 2005, because of the effect of the annual adjustment and the replacement of volume under our Initial Supply Contracts. The average price for electricity purchased from Itaipu, which represented 23.4% of the volume we purchased in 2006, was 2.2% lower in 2006 than in 2005. The drop in price reflected the rise in the value of the real against the U.S. dollar in 2006, which had a more significant impact than the increase in nominal prices.

     In the aggregate, we purchased 6.4% more electricity in 2006 because of an increase in volume sold to final consumers and other concessionaires and licensees. See “—Background—Prices for Purchased Electricity.” Note 24 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes.

     Electricity network usage charges

     Our costs for electricity network usage charges were R$774 million in 2006. This was 2.2% higher than in 2005, due to higher tariffs and increased use of the transmission grid.

     Other costs and expenses

     Our other costs and expenses (other than electric utility service costs) were R$2,449 million in 2006. This was 13.2% higher than in 2005, due primarily to (i) the increase in CCC and CDE account expenses of R$259.2 million and (ii) the additional costs and expenses that we started to consolidate after acquiring an additional stake of RGE, amounting to R$90.7 million. Pension costs in 2006 were R$97.8 million lower than in 2005, as a result of changing assumptions resulting from the improved performance of plan assets. See “—Use of Estimates in Certain Accounting Policies.”

Operating Income

     Our operating income was R$2,273 million in 2006, as compared to R$1,643 million in 2005, due primarily to revenue growth, despite higher operating expenses, as discussed above.

Net Financial Expense

     Our net financial expense was R$151 million in 2006, compared to R$212 million in 2005. This 28.9% decrease reflected a reduction in financial expense, which was R$748 million in 2006 compared to R$816 million in 2005.

     At December 31, 2006, we had R$4,389 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. The lower financial expense in 2006 resulted primarily from (i) lower rates of index variation, with the CDI decreasing to 15.1% in 2006 from 19.1% in 2005 and the TJLP decreasing to 7.9% in 2006 from 9.8% in 2005 and (ii) the improvement of our debt profile.

     At December 31, 2006, we had the equivalent of R$682 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen). In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long-term currency swaps for a significant portion of these debts. In 2006, our net financial expense decreased in part as a result of the lower CDI rate.

     In addition, CPFL Paulista and CPFL Piratininga recorded PIS and COFINS credits of R$122 million under financial income in 2006 due to favorable final judgments in the legal proceedings challenging the legality of the increase in the calculation base for contributions to PIS and COFINS.

Non-operating Income

     In 2006, we recorded non-operating income of R$50 million, compared to R$0.4 million in 2005. The increase was mainly due to the sale of equity interests held for investment.

Income and Social Contribution Taxes

     We recorded a net charge of R$734 million for income and social contribution taxes in 2006, compared to R$336 million in 2005. Our effective tax rate of 33.8% on pretax income in 2006 was slightly lower than the combined statutory rate of 34%. However, it increased substantially from our temporarily low effective tax rate of 23.5% in 2005, when we were able to recognize a tax credit from a loss carryforward through our parent company based on expected taxable income in the future.

Extraordinary Item

     In 2006, we recorded a charge of R$32.6 million for extraordinary item, net of R$16.7 million in taxes, which were exactly the same figures as in 2005. The charge resulted from a change in accounting for post-retirement benefits plans under Brazilian Accounting Principles. We recognized the initial effect of this change in income as an extraordinary item, net of taxes, over the five-year period from 2002 to 2006.

Net Income

     Our net income increased to R$1,404 million in 2006 from R$1,021 million in 2005, due primarily to the increase in operating income, reflecting higher operating revenues, and the decrease in net financial expense.

Results of Operations—2005 compared to 2004

Operating revenues

     Our gross operating revenues were R$10,907 million in 2005. This was 14.2% higher than in 2004, primarily reflecting a 10.8% increase in average prices on sales to final customers and a 0.6% increase in the total volume of electricity delivered to final customers. Most of our gross operating revenues result from sales to final customers (R$9,884 million, or 90.6%, in 2005), and all categories of customer experienced price increases in 2005. See Note 23 to our audited consolidated financial statements for a breakdown of revenues by category of final customer.

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

     In the aggregate, we purchased 4.5% more electricity in 2005, because of an increase in volume sold to final consumers and other concessionaires and licensees. See “—Background—Prices for Purchased Electricity.” Note 24 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes.

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

     At December 31, 2005, we had R$4,069 million of debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. The lower financial expense in 2005 resulted primarily from (a) lower rates of index variation (the IGP-M, in particular, went from 12.4% in 2004 to 1.2% in 2005) and (b) the improvement in our debt profile, especially by increasing the portion of our debt that is linked to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), a nominal long-term interest rate determined by the Brazilian government that includes an inflation factor, and reducing our exposure to the CDI rate. At December 31, 2005, we had the equivalent of R$766 million (US$327 million) of debt denominated in U.S. dollars. To reduce the risk of exchange losses with respect to this U.S. dollar-denominated debt, we have entered into long-term currency swaps with respect to a significant portion of this debt, and we recognize our gains and losses on these swaps as part of our net financial expense.

Non-operating Income (Expense)

     In 2005, our net non-operating expenses remained immaterial at R$0.4 million, as compared to a net non-operating expense of R$4.4 million in 2004. These expenses mainly reflect the gains or losses we registered as a result of sales of property, plant and equipment.

Income and Social Contribution Taxes

     We recorded a net charge of R$336 million for income and social contribution taxes in 2005, compared to R$244 million in 2004. Contrary to previous years, our effective tax rate of 23.5% on pretax income in 2005 was lower than the combined statutory rate of 34%. The lower effective rate applied primarily because we were able to recognize a tax credit from a loss carryforward through our parent company based on expected taxable income in the future, which did not occur in previous years.

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

Capital Expenditures

     Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,

	2006	2005	2004

		(in millions)
Distribution:
CPFL Paulista	R$ 245	R$ 189	R$131
CPFL Piratininga	131	86	64
RGE	151	93	66

Total distribution	527	368	261
Generation	266	255	342
Commercialization	4	4	2

Total	R$ 797	R$ 627	R$606

     We plan to make capital expenditures aggregating approximately R$1,050 million in 2007 and approximately R$931 million in 2008. Of total budgeted capital expenditures over this period, R$1,227 million is for distribution and R$754 million is for generation. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”

Liquidity and Capital Resources

Funding Requirements and Contractual Commitments

     Our capital requirements are primarily for the following purposes:

  We make capital expenditures to continue improving our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures.

  We have required funding in 2006 and 2007 for major acquisitions and may make further acquisitions in the future. These acquisitions were not included in our budget for capital expenditures.

  We must repay or refinance maturing debt. At December 31, 2006, we had outstanding debt maturing during the following 12 months aggregating R$817 million.

  We pay dividends on a semiannual basis. In 2006, we paid R$1,090 million in dividend and interest on shareholders’ equity, including R$612 million paid in September 2006 relating to net income for the first six months of 2006 and R$478 million paid in April 2006 for the last six months of 2005. In April 2007, we paid R$722 million relating to net income for the last six months of 2006. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity.”

On December 31, 2006, our working capital reflected a deficit (excess of current liabilities over current assets) of R$89.5 million. This deficit was principally due to our provision for dividend payments of R$722 million, and it was eliminated by cash generated from our operating activities during the first quarter of 2007. The dividend payment was made in April 2007.

     The following table summarizes our contractual obligations as of December 31, 2006. The table does not include accounts payable or post-retirement benefit obligation, each of which is reported on our balance sheet.

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

	(in millions of reais)
Contractual obligations as of December 31, 2006:
Long term debt obligations (1)	R$ 5,070	R$ 817	R$ 1,982	R$ 1,017	R$ 1,253
Purchase obligations:
Electricity purchase agreements (2)	62,780	4,114	9,157	9,057	40,452
Generation projects	1,001	231	78	61	632
Supplies	630	431	176	14	8
Pension funding (3)	755	86	131	131	407

Total	R$ 70,236	R$ 5,679	R$ 11,524	R$ 10,280	R$ 42,752

____________________
(1)
Not including interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$389.0 million in interest payments in 2007. Interest payments on debt for years following 2008 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”

(2)
Amounts payable under long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2006 price. See “— Background—Prices for Purchased Electricity” and Note 32 to our audited consolidated financial statements for the year ended December 31, 2006.

(3)	Pension funding involves amounts due under a contract with the pension plan administrator payable on a monthly basis.

Sources of Funds

     We generate substantial cash from our operations, but it can vary from period to period as Parcel A costs change. Under our regulatory system, we regularly recover some of our increased costs from one period through tariff adjustments in future periods, and we will recover some foregone revenues from July 2001 through February 2002 through the RTE in future periods. Our cash from operations will be positively affected in the future periods when we actually realize these amounts. Net cash provided by operating activities was R$2,298 million in 2006, as compared to R$1,588 million in 2005. This increase was principally a result of higher operating income and cash generated from certain financial investments in 2006.

     We do not expect capital contributions from our principal shareholders in the foreseeable future. In September 2004, we raised R$685 million from our initial public offering.

     Our debt increased in 2006 by R$234 million and decreased in 2005 by R$72 million. The main reason for the increase in 2006 was our acquisition of (i) the additional stake in RGE and (ii) 100% of Santa Cruz. The primary reason for the 2005 decrease was the amortization of the principal on CPFL Paulista’s floating rate notes and debentures, in addition to pre-payment of our debentures.

     In June 2007, we issued promissory notes totaling R$438,750,000, principally in order to finance our acquisition of CMS Brasil. These notes bear interest at a rate equivalent to 101.9% of CDI and will mature in December 2007.

     In 2007 and 2008, we expect to fund remaining construction of our generation projects by drawing on credit facilities and using cash from our operating activities. Major acquisitions could also cause a substantial increase in our debt. Our expectations could change if there is a significant change in the tariff system or in economic conditions in the power sector or in Brazil in general.

Terms of Outstanding Debt

     Total debt outstanding at December 31, 2006 (excluding accrued interest) was R$5,070 million. Of the total amount, approximately R$682 million, or 13.5%, was denominated in U.S. dollars and Japanese yen, and the balance was denominated in reais. R$817 million of our total debt is scheduled to mature in the next 12 months.

     Our major categories of indebtedness are as follows:

  BNDES. At December 31, 2006, we had approximately R$1,946 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais.

  The most significant part of these loans (a total of R$1,483 million at December 31, 2006) relate to (a) loans to our generation projects, (b) financing for the renewal of older generation assets and (c) financing of investment programs of our subsidiaries CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility. Most of these loans bear interest at a margin over the TJLP. The average rate per annum of the TJLP for the year ended December 31, 2006 was 7.87%.

  The remainder of our borrowing from BNDES (a total of R$463 million at December 31, 2006) relates to Parcel A costs and revenue losses arising in connection with the Rationing Program and bears interest at an annual rate of 1% over the SELIC rate. The aggregate cost of these loans for the year ended December 31, 2006 was 16.28%. Each of these loans is secured by a pledge of revenues from sales of electricity by the borrower.

  Debentures. At December 31, 2006, we had indebtedness of approximately R$1,939 million outstanding under nine series of debentures issued by CPFL Paulista, CPFL Piratininga, Semesa, BAESA and RGE. The terms of these debentures are summarized in Note 17 to our audited consolidated financial statements.

  CPFL Paulista has two issuances of debentures outstanding, one in July 2004 and the other in December 2006. The July 2004 issuance of debentures, which is divided into two series, was issued to extend the profile of CPFL Paulista’s debt and finance some of the investments in energy distribution planned for 2004 and 2005. These two series mature in 2009. The outstanding principal at December 31, 2006 was R$264 million. Principal of the first series bears interest at a rate equivalent to 109% of CDI. The average interest rate per annum for 2005 was 20.9%. The second series of debentures is indexed to the IGP-M and bears interest at a rate of 9.8% per annum. The average interest rate per annum for 2006 was 14.01%. The December 2006 issuance of debentures was issued in order to pre-pay a series of debentures with a higher interest rate that would have matured in 2008. Principal of the third issuance bears interest at a rate equivalent to 104.4% of CDI, and it amounted to R$640 million as of December 31, 2006.

  The Semesa debentures were issued in 2002 to provide financing for the Serra da Mesa power plant, and principal is payable in installments from 2003 through 2009. The outstanding principal under these debentures at December 31, 2006 was R$367 million. These debentures bear interest based at TJLP plus 4.0% to 5.0% and are guaranteed by the pledge of our shares of Semesa and by the pledge of the receivables from agreements with Furnas. The average interest rate per annum for the year ended December 31, 2006 was 12.20%. As a result of their merger, CPFL Geração assumed all of the obligations and liabilities of Semesa in March 2007.

  The BAESA debentures were issued in August 2004 to finance the construction of the Barra Grande hydroelectric plant. This issuance is divided into two series, and the outstanding principal of our pro-rata share of BAESA under both series of these debentures at December 31, 2006 was R$38 million. The first series bears interest at a rate equivalent to 105% of CDI and is payable in quarterly installments, the first in November 2006 and maturing in August 2016. The average interest rate per annum for the year ended December 31, 2006 was 13.87%. The second series is indexed to the IGP-M and bears interest at a rate of 9.55% per annum, amortizing annually beginning August 2007 and maturing in August 2016. The average interest rate for 2006 was 13.75%.

  The RGE debentures were issued in April 2005, and the outstanding principal under these debentures at December 31, 2006 was R$230 million. The objective of this issuance was to refinance RGE’s debt and to invest in additional energy distribution assets. This issuance is divided into two series. The first series is indexed to the IGP-M and bears interest at a rate of 9.6% per annum, with interest payable annually as of April 2006 and maturing in April 2011. The average interest rate per annum for the year ended December 31, 2006 was 13.80%. The second series bears interest at a rate equivalent to 106% of CDI, with interest payable semi-annually beginning October 1, 2005 and maturing in April 2009. The average interest rate per annum for the year ended December 31, 2006 was 14.01%.

  In February 2006, CPFL Piratininga issued one series of debentures totaling R$400 million to extend the profile of CPFL Piratininga’s debt. These debentures bear interest at a rate equivalent to 104% of CDI, with interest payable semi-annually beginning July 1, 2006. Half of this series will mature on January 1, 2010, and the other half will mature on January 1, 2011. The average interest rate for the period between February 22, 2006 and December 31, 2006 was 15.67%.

  Other real-Denominated Debt. At December 31, 2006, we had R$503 million outstanding under a number of other real -denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

  CPFL Paulista Loan. In September 2006, CPFL Paulista borrowed R$160 million under a Japanese yen-denominated loan facility with Banco do Brasil in order to settle in advance the first series of CPFL Paulista debentures. We have entered into swap agreements that effectively convert our obligations under this facility from Japanese yen to reais at a rate based on 103.5% of CDI. On December 31, 2006 the outstanding principal under this facility was R$154 million. The average interest rate for the three-month period ended December 31, 2006, after giving effect to the swap, was 3.24%.

  Nova 4 Loan. In October 2006, Nova 4 borrowed R$200 million through a Japanese yen- denominated facility from Banco do Brasil in order to acquire Santa Cruz. We have entered into swap agreements that effectively convert our obligations under this facility from Japanese yen to reais at a rate based on 103.5% of CDI. On December 31, 2006 the outstanding principal under this loan was R$194 million. The average interest rate for the period between October 2, 2006 and December 31, 2006, after giving effect to the swap, was 3.18%.

  Semesa Loan. In June 2006 and December 2006, Semesa borrowed R$30 million and R$115 million, respectively, under a Japanese yen-denominated facility from Banco do Brasil in order to pay short term debts. We have entered into swap agreements that effectively convert our obligations to a rate based on CDI. On December 31, 2006 the outstanding principal under this facility was R$138 million. Under the facility, the R$30 million portion will mature in June 2007 and the R$115 million portion will mature in May 2009. The average interest rate for the six- month period ended December 31, 2006, after giving effect to the swap, was 7.10%. CPFL
  Geração assumed all of the obligations and liabilities of Semesa in March 2007.

  IDB Loan. In January 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2006, our pro-rata share of this loan was US$37 million (equivalent at the time to R$78 million). The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period that ends in June 2007.

  Other Foreign-Denominated Debt. At December 31, 2006, we had R$118 million outstanding under other loans denominated in U.S. dollars. In general, these loans are secured by a pledge on the revenues of the borrower, and most bear interest at a spread over LIBOR. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. In addition, we have U.S. dollar-denominated long-term receivables, which amounted to R$77 million at December 31, 2006, which also mitigate our exposure to exchange rates.

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
  In addition, before making these dividend payments and before paying interest on shareholders’ equity, BNDES must give its prior approval, and the respective subsidiary must be in compliance with all of its financial covenants.

  Under the first issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of EBITDA to financial expenses of at least 1.5 and a ratio of capital to total capitalization of at least 35%, with the ratios calculated as defined in the CPFL Paulista debentures.

  Under the second issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial expense, net, of at least 2.25, with the ratios calculated as defined in the CPFL Paulista debentures.

  Under the RGE debentures, RGE must maintain a ratio of indebtedness to EBITDA of less than 3.0, a ratio of EBITDA to financial expenses of at least 2.0 and a ratio of indebtedness to total capitalization of less than 55%, with the ratios calculated as defined in the RGE debentures.

  Under the CPFL Piratininga debentures, CPFL Piratininga must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial results of at least 2.25, with the ratios calculated as defined in the CPFL Piratininga debentures.

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

     Our Campos Novos, Barra Grande and CERAN generation projects are restricted from paying dividends under their financing agreements (as established with BNDES). The concessions for our distribution and generation subsidiaries prohibit them from making loans or advances to us or to our other subsidiaries and affiliates without approval from ANEEL. Most of our debt instruments also provide that if there is a default under a covenant, the company in question will be limited in its ability to pay dividends in excess of the legal minimum under Brazilian law.

     For more information on our financial covenants, see Notes 16 and 17 to our audited consolidated financial statements.

Research and Development and Electricity Efficiency Programs

     In accordance with applicable Brazilian law, since June 2000 companies holding concessions, permission and authorizations for distribution, generation and transmission of electricity have been required to dedicate a minimum of 1% of their net operating revenue each year to research and development and electricity efficiency programs. Small Hydroelectric Power Plant and wind, sun and biomass energy projects are not subject to this requirement. In 2006, our distribution concessionaires, other than Santa Cruz, dedicated 0.75% of their net operating revenue to research and development and 0.25% to electricity efficiency programs, while our generation concessionaries dedicated 1.0% of their net operating revenue to research and development.

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

     Our disbursements on research and development projects in 2006 totalled R$65.7 million, compared to R$38 million in 2005 and R$45 million in 2004.

Off-Balance Sheet Arrangements

     We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally of a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. However, in 2004 we assumed an obligation to guarantee the full amount payable under R$436 million of credit facilities (not all of which has been drawn) of our subsidiary CERAN, while we will only report our proportionate 65% share of the liabilities on our balance sheet. Additionally, in 2005 we assumed an obligation to guarantee 57.27% of the amount payable under a US$75 million credit facility (not all of which has been drawn) of our subsidiary ENERCAN during the construction of its facilities, while we only report our proportionate 48.72% share of the liabilities on our balance sheet. As of December 31, 2006, we had no: (a) guarantee obligations (as described in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees), other than the CERAN and ENERCAN guarantees described above; (b) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (c) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (d) obligations arising out of a variable interest in an unconsolidated entity, as defined in FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

U.S. GAAP Reconciliation

     We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 35 to our audited consolidated financial statements. Net income for 2006 was R$1,252 million under U.S. GAAP, compared to R$1,404 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2006 was R$6,781 million under U.S. GAAP, compared to R$4,866 million under Brazilian Accounting Principles.

     The differences between Brazilian Accounting Principles and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the following:

  The difference in accounting for acquisitions under Brazilian Accounting Principles and U.S. GAAP. Under Brazilian Accounting Principles, acquisitions are accounted for at book value, and the difference between the book value of the purchased company’s net assets and the purchase price is recorded as goodwill and amortized. Under U.S. GAAP, the purchase price of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is recognized as goodwill. Goodwill is not amortized under U.S. GAAP, subject to an annual assessment for impairment. However, under U.S. GAAP we principally allocated the excess purchase price over the fair value of assets acquired and liabilities to the concessions of the acquired companies, which is being amortized over the lives of the concessions. The net effect of these differences tended to make U.S. GAAP net income higher than Brazilian Accounting Principles net income when the amortization of goodwill under Brazilian Accounting Principles occurred over a 10-year period. Since 2004, we have been required to amortize goodwill over the lives of our concessions, which tends to increase net income under Brazilian Accounting Principles compared to U.S. GAAP.

  The recognition of deferred tariff revenues through the RTE is limited under U.S. GAAP to amounts we expect to recognize over the next 24 months. This difference makes U.S. GAAP net income higher in some years (like 2005, 2004 and 2003) and lower in others (like 2002 and 2001).

  Under U.S. GAAP, we recognize changes in the fair value of derivatives in each period, while under Brazilian Accounting Principles, we accrue the amount of any differential to be paid or received based on the terms of the relevant agreement. This difference makes net income under U.S. GAAP when compared to net income under Brazilian Accounting Principles lower in some years (such as 2005) and higher in others (such as 2006 and 2004).

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

Impairment of Long-lived Assets

     Long-lived assets, which include property, plant and equipment, goodwill and investments comprise a significant amount of our total assets. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and

U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2006 and 2005 did not result in any significant impairment of our property, plant and equipment or consolidated goodwill and investments.

Valuation of Deferred Regulatory Assets

     As discussed above, we defer and capitalize Parcel A costs that we expect to recover through rate increases, and in 2001 and 2002 we recognized revenues that we will realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles, and under U.S. GAAP it is also consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71). SFAS 71 provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. The total amount of net deferred regulatory assets reflected in the consolidated balance sheets, including interest we have recognized, was R$1,057 million at December 31, 2006. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.

     We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. As of December 31, 2006, the provision for losses upon the realization of this asset was R$154 million. This provision was made based on income projections prepared periodically, taking into account expectations regarding market growth, inflation, interest rates and regulatory matters. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2006.

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

Pension Liabilities

     We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles. The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. Beginning in 2004, two of these assumptions were modified in accordance with the findings of a study by Fundação CESP – the mortality table and the expected nominal rate of return on plan assets – which tend to reduce the amount of our obligations. The results of this study will be reviewed annually. The total amount of our obligations recognized as expenses in 2006 was R$42 million. In 2007, the pension plan is expected to generate a surplus, and we expect to recognize an estimated credit of R$50 million in our results of operations. The two changes described above and the rest of the actuarial assumptions, including the discount rate applied to future obligations and increases in salaries and benefits, are described in Note 18. The differences between Brazilian Accounting Principals and U.S. GAAP are described in Note 35 to our audited consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

     Our Board of Directors is responsible for determining our overall strategic guidelines and, among other things, for establishing our general business policies and for electing our executive officers and supervising their management. According to our bylaws, our Board of Directors may be comprised of a minimum of 7 members and a maximum of 15 members. Currently, our Board of Directors is comprised of seven members, and one is independent (in accordance with the listing regulations of the New Market of the BOVESPA, or the Novo Mercado,

and our bylaws). In the event of a tie, the chairman will have the deciding vote. The Board of Directors meets at least once every three months, or whenever requested by the chairman in accordance with our bylaws.

     Under Brazilian Corporate Law, each director must hold at least one of our common shares. Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, reelection being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 10, 2007. Their terms will expire at our next annual shareholders’ meeting. Our bylaws do not provide for a mandatory retirement age for our directors.

     Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction entered into between our shareholders or related parties and us that exceeds R$5 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors. In addition, under Brazilian Corporate Law, directors are prohibited from voting as shareholders on any matter, or participate in any transaction or business that would result in such director having a conflict of interest with our company. As of this date, there are no relevant agreements or other obligations between us and our directors.

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

     The following table sets forth the name, age and position of each current member of our Board of Directors.

Name	Age	Position

Luiz Aníbal de Lima Fernández	64	Chairman

Cecília Mendes Garcez Siqueira	49	Vice-President

Francisco Caprino Neto	47	Director

Otávio Carneiro de Rezende	47	Director

Milton Luciano dos Santos	50	Director

Martin Roberto Glogowsky	54	Director

Ana Dolores Moura Carneiro de Novaes	45	Independent Director

     Luiz Aníbal de Lima Fernandes – Mr. Fernandes received a degree in mechanical and electric engineering from the Federal University of Minas Gerais (UFMG) in 1965. He completed additional coursework in electrical systems at the UFMG in 1966, business policy at Arthur D. Little/INDI – Instituto de Desenvolvimento Industrial de Minas Gerais, or INDI, in 1974, marketing strategy at the Fundação João Pinheiro in 1977, information systems for executives at IBM in 1982 and advanced development strategies for executives at the Fundação Dom Cabral/INSEAD in 2000. Mr. Fernandes was an engineer and executive at CEMIG from 1966 to 1975, president of the INDI from 1975 to 1979 and president and a board member of the BDMG – Banco de Desenvolvimento de Minas Gerais from 1979 to 1983. He was also the finance and institutional investors officer at CEMIG from 1983 to 1987 and financial controller at Siderbrás – Siderurgia Brasileira S.A. from 1987 to 1989. He was the economic/financial officer, investment relations officer and a member of the board of directors at Eletrobrás –

Centrais Elétricas Brasileiras S.A. from 1989 to 1990, and he was the director of development at Mendes Junior Participações S.A. from 1990 to 1993. Mr. Fernandes was a partner and officer at Energia e Finanças Consultoria Ltda. from 1994 to 1995 and chief executive officer (2002-2005), financial and investment relations officer (1996-2002) and development officer (1995-1996) at Acesita S.A. Since 2005, he has been the managing partner of L.A. & Associados – Participações e Negócios Ltda., and since April 2007, he has been the superintendent and director of VBC Energia S.A. He has been the Chairman of our Board of Directors since April 25, 2007.

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

     Francisco Caprino Neto – Mr. Caprino Neto received a degree in metallurgic engineering from the University of São Paulo-USP in 1983. He received a masters degree in metallurgic engineering from the same university in 1992. During his career, Mr. Caprino Neto held key positions in several private entities, such as chief of the engineering of processes department and control and planning manager of Siderúrgica J.L. Aliperti S.A., coordinator of metallurgic processes of Aços Villares S.A. and planning consultant of Camargo Corrêa S.A. He is currently a Superintendent Director of Camargo Corrêa Energia S.A. and Camargo Corrêa Transportes S.A., and a member of the boards of directors of VBC Energia S.A. and Companhia de Concessões Rodoviárias-CCR. He was previously a member of the boards of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração and chairman of the board of directors of RGE. Mr. Caprino Neto has been a member of our Board of Directors since April 28, 2000.

     Otávio Carneiro de Rezende – Mr. Carneiro de Rezende received a degree in economics from the Faculdade Cândido Mendes, and a masters in business administration from APG Amana Key in 1993. From 1985 to 1993, he worked at Banco Bozano Simonsen, and from 1993 to 1995, he worked at Banco Nacional. He was the financial and investor relations officer at Serra da Mesa Energia S.A. and Bandeirante Energia S.A. from 1998 to 2000. Mr. Carneiro de Rezende was the financial officer of CPFL Paulista, CPFL Piratininga and CPFL Geração from 2000 to 2002. He is currently an officer of Votorantim Energia Ltda. and a member of the boards of directors of Grupo de Empresas Associadas Serra do Facão, Consório Empresarial Pai Querê, Consórcio Empresarial Salto Pilão, Machadinho Energética, Paulista, Piratininga, CPFL Geração, RGE, ENERCAN, BAESA, Capim Branco Energia and Abiape – Associação Brasileira dos Investidores em Autoprodução de Energia Elétrica. Mr. Carneiro Rezende has been a member of our Board of Directors since December 18, 2002.

     Milton Luciano dos Santos – Mr. Santos received a degree in law from the University of Vale do Itajaí in 2001 and a masters of business administration in Experienced Executive Training from the Federal University of São Paulo in 1994. He has worked at Banco do Brasil since 1976, where he has held the positions of adjunct manager from 1976 to 1979, general manager from 1979 to 1983 and state superintendent from 1983 to 1992. He is currently a government superintendent. He has been a member of the Deliberative Council of the Brazilian Support Service for Small and Medium Enterprises (SEBRAE) in the States of Mato Grosso and Santa Catarina. Mr. Santos was also a member of the board of directors of EADI – Porto Belo S.A. for three years and of Centrais Elétricas de Santa Catarina S.A. (CELESC) from 1999 to 2001. Mr. Santos has been a member of our Board of Directors since December 18, 2006.

     Martin Roberto Glogowsky – Mr. Glogowsky received a degree in law from the Catholic University of São Paulo and a masters degree in business administration from Fundação Getúlio Vargas. Mr. Glogowsky is the chairman of Fundação CESP. He is also a member of the board of directors of Bonaire Participações. Mr. Glogowsky was a member of our Board of Directors in 2002 and 2003, and he rejoined our Board in 2005.

     Ana Dolores Moura Carneiro de Novaes – Ms. Novaes received a degree in economics from the Federal University of Pernambuco in 1983 and a masters degree in economics from the Pontifícia Universidade Católica of Rio de Janeiro in 1986. She also received a doctorate in economics from the University of California, Berkeley, USA, in 1990. She received certification as a chartered financial analyst from the Association for Investment and

Management Research, and she is currently undertaking coursework in law at the Pontifícia Universidade Católica of Rio de Janeiro. Ms. Novaes has also been an independent member of the board of directors of CCR - Companhia de Concessão Rodoviárias S.A., since 2002, and of Datasul S.A. since 2006. She was also an independent member of the board of directors of Grendene S.A. from 2005 to 2006. Currently, she is a member of the finance and audit committees at CCR, and since 2005 she has been a consultant to the audit committee of CSN - Companhia Siderúrgica Nacional. She was the investment director of Pictet Modal Asset Management S.A. from 1998 to 2003, and an investment analyst at Banco de Investimentos Garantia from 1995 to 1998. From 1991 to 1995 she worked at the World Bank in Washington D.C., USA. In 1991, Ms. Novaes was a consultant to the Swiss Development Corporation. She was also a professor of economics at the Pontifícia Universidade Católica of Rio de Janeiro in 2003 and at the Federal University of Pernambuco in1991. She has been a member of our Board of Directors since April 2007.

Executive Officers

     Our executive officers are responsible for our day-to-day management. Under our bylaws, our board of executive officers is comprised of six members that are appointed by our Board of Directors a two-year term, with the possibility of re-election.

     The following table sets forth the name, age and position of each of our executive officers elected on May 6, 2005. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Wilson Ferreira Junior	48	Chief Executive Officer
José Antonio de Almeida Filippo	46	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	53	Vice-President of Distribution
Miguel Normando Abdalla Saad	57	Vice-President of Generation
Paulo Cezar Coelho Tavares	53	Vice-President of Energy Management
Reni Antonio da Silva	57	Vice-President of Strategy and Regulation

     Wilson Ferreira Junior – Mr. Ferreira Junior graduated in electrical engineering from Mackenzie University, city of São Paulo, in 1981. He also holds a graduate degree in business from the same university (1983) and completed graduate studies in energy at the University of São Paulo – USP. Mr. Ferreira Junior participated in several specialization programs, such as workplace safety engineering from Mackenzie University, City of São Paulo, in 1982, marketing from Fundação Getúlio Vargas in 1988, electricity distribution management from Swedish Power Co., Sweden, in 1992. He has acted in several key positions in Companhia Energética de São Paulo – CESP, an electric power producer in the Brazilian State of São Paulo, where he was the distribution executive officer from 1995 to 1998. From 1998 to 2000, he was CEO of RGE and from 2000 to 2001 he was chairman of the board of directors of Bandeirante Energia. He was elected president of Associação Brasileira de Distribuidores de Energia Elétrica — ABRADEE and he is the vice-president of Associação Brasileira de Infra-Estrutura e Indústrias de Base – ABDIB, a non-profit organization that promotes infrastructure and industrial development in Brazil. Mr. Ferreira Junior is currently the chairman of the board of directors of ONS. In March 2000, he was appointed CEO of CPFL Paulista and, subsequently, CEO of CPFL Piratininga, CPFL Geração, CPFL Brasil, Foz do Chapecó Energia S.A., RGE, Santa Cruz, CPFL Cone Sul and a member of the board of directors of CPFL Serra. He is also a member of the board of directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and Foz do Chapecó Energia S.A. Mr. Ferreira Junior has been our CEO since August 28, 2002.

     José Antonio de Almeida Filippo – Mr. Filippo graduated in civil engineering from the Federal University of Rio de Janeiro in 1983. He also holds a post-graduate degree in finance from the Management and Administration Institute of the Catholic University of Rio de Janeiro (1984). He took part in the PDG at the Brazilian Institute of Capital Markets (IBMEC) (1990) and in the Program for Management Development at Harvard Business School (1999). Mr. Filippo was a financial officer of Gafisa Imobiliária S.A. from 1982 through 1995, the Corporate Financial Manager of Reynolds Latas de Alumínio S.A. – LATASA from 1995 through 2000 and the Chief Financial Officer for Latin America of Ingersoll-Rand Company from March 2000 through June 2004. Mr. Filippo was elected as the Chief Financial Officer and Head of Investor Relations of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração on June 30, 2004. He is also Chief Financial Officer of CPFL Brasil and Foz do Chapecó Energia S.A., and he is a member of the board of directors of CPFL Serra, CPFL Cone Sul, RGE and CERAN. Mr. Filippo has been our CFO since July 30, 2004.

     Hélio Viana Pereira – Mr. Pereira received a degree in electric engineering from Escola Federal de Engenharia de Itajubá – EFEI in 1976, and has a specialization degree in industrial quality engineering from University of Campinas, State of São Paulo. He also received postgraduate degrees in energy business management from Fundação Getúlio Vargas and University of São Paulo-USP. He was an engineer at the Rural Electric Department of Eletrobrás from 1976 to 1978. He was an engineer at the Underground Network Study Department and manager at the Public Illumination Division of Companhia de Electricidade de Brasília from 1978 to 1981 and acted in key positions as operational control supervisor and operation manager at Companhia de Electricidade de Brasília from 1984 to 1989. Mr. Pereira held the positions of manager of the Department of Planning and Modernization at CPFL Paulista from May to August of 2000. He has held the position of vice-president of distribution at CPFL Paulista and CPFL Piratininga since September 2000 and, subsequently, of Santa Cruz. Mr. Pereira has been our vice-president of distribution since August 28, 2002. He is also an alternate on the board of directors of CPFL Paulista and CPFL Piratininga.

     Miguel Normando Abdalla Saad – Mr. Saad received a degree in civil engineering from University of São Paulo-USP in 1973. He acted in several key positions at Companhia Energética de São Paulo – CESP, from 1974 to 2000, such as chief engineer of the concrete division of the laboratory of civil engineering, manager of the division of water and thermal resources, adjunct manager of the electrical system expansion planning department and manager of the construction and contracts department. He was a visiting scholar at University of California – Berkeley (1978) in the department of civil engineering. He was also a member of the American Concrete Institute and the Brazilian Concrete Institute from 1978 to 1990, acting in the committee of concrete technology and concrete construction. Mr. Saad was the president of the São Paulo Division of the Brazilian Commission on Large Dams during the period of 1994 to 1997. Mr. Saad is currently the vice-president of generation of CPFL Geração. He is also chairman of the board of directors of ENERCAN and CERAN, vice president of the board of directors of BAESA and Superintendent Officer of Foz do Chapecó Energia S.A. Mr. Saad has been our vice-president of generation since August 28, 2002. He is also an alternate on the board of directors of CPFL Geração.

     Paulo Cezar Coelho Tavares – Mr. Tavares graduated in electric engineering from Federal University of Pernambuco – UFPE, State of Recife, and received a masters degree in power systems from University of Campinas, State of São Paulo (1998). He has an MBA in finance from IBMEC, Rio de Janeiro (1998). Mr. Tavares has worked at CHESF as an engineer and as Manager of Energy Planning and Energy Commercialization. In addition, he was an Assistant to the Executive Management Team of Eletrobras, in charge of the Programa Nacional de Conservação de Energia (PROCEL) and of the Areas of Rural and Urban Distribution. He also acted as Deputy Secretary of PROCEL. Mr. Tavares coordinated several agreements and international cooperation projects related to Electricity Efficiency Area, with institutions such as the World Bank, USAID, ACEEE, CIDA, in Canada, ETSU, in UK and ALURE, in the European Community. He was also a member of the board of directors of Companhia Energética de Alagoas – CEAL, Companhia Energética do Rio Grande do Norte – COSERN and Companhia Energética de Pernambuco – CELPE. He was vice-president of corporate development and president of CELPE, the distributor of electricity in the State of Pernambuco, and, subsequently, CEO of GCS, an energy and gas trading company of the Guaraniana Group. He is currently the vice-president of energy management of CPFL Paulista, CPFL Geração, CPFL Piratininga, CPFL Brasil and Santa Cruz, and he is a member of the board of directors of CPFL Serra, CPFL Cone Sul and CERAN. He is also the commercial officer of RGE and the president of the Brazilian Association of Energy Traders (ABRACEEL). Mr. Tavares has been our vice-president of energy management since August 28, 2002.

     Reni Antonio da Silva – Mr. Silva received a degree in electric engineering from the Federal University of Juiz de Fora-UFJF, State of Minas Gerais, in 1974 and a business specialization degree from the Instituto Superior de Administração (ISAD) of the Catholic University, City of Curitiba, State of Paraná, in 1997, a joint program with the business school of the University of Texas, Austin. He participated in several specialization programs, such as management of distribution companies at EDF, France; and competition in a global world at the business school of the University of Texas. He was a trainee in several energy distribution companies in France, Italy, England, Belgium and Portugal. Mr. Silva participated in the Conselho do Mercado Atacadista de Energia – COMAE. He was also an executive officer of Espírito Santo Centrais Elétricas – Escelsa, an electric power company in the Brazilian State of Espírito Santo, and Empresa Energética do Mato Grosso do Sul – ENERSUL, an electric power company based in the Brazilian State of Mato Grosso do Sul, from 1998 to 2001; supervising commercial manager of COPEL, an electric power company in the Brazilian State of Paraná, from 1996 to 1998; member of the Núcleo Executivo da Câmara de Gestão da Crise de Energia Elétrica – GCE; member of the executive committee of MAE (COEX); and member of the board of directors of the ONS. Mr. Silva is currently the strategy and regulation executive officer of CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil and Santa Cruz, and he has been our vice-president of strategy and regulation since August 28, 2002. He is an alternate on the board of directors of RGE.

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

     Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal council is composed of five members: Paulo Midena, Fernando Dias Gomes, Eneias de Assis Rosa Ferreira, Francisco Djalma de Oliveira and Susana Hanna Stiphan Jabra.

     In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We have taken all steps necessary to implement this decision of our Board of Directors.

Advisory Committees

     In September 2006, a new model of corporate governance was approved by the Board of Directors in order to improve its corporate governance structure. The seven advisory committees (Corporate Governance Committee, Executive Committee, Processes Evaluation and Internal Controls Committee, Compensation Committee, Construction Committee, Financial Services Committee and Purchase and Sale of Raw Materials Committee) were dissolved and their responsibilities were distributed to the three new permanent advisory committees (Management Processes Committee, Human Resources Management Committee and Related Parties Committee). The committees do not have decision-making authority, and their recommendations are not binding for the Board of Directors, but the chairperson of each committee reports on activities at the Board’s monthly meetings.

     Management Processes Committee. Our Management Processes Committee is responsible for evaluating the overall management, risk profile and internal controls of the company and our subsidiaries and affiliates. The members of this committee are Otávio Carneiro de Rezende, Ricardo Giambroni and Martin Roberto Glogowsky

     Human Resources Management Committee. Our Human Resources Management Committee is responsible for coordinating executive personnel decisions, setting executive compensation levels and evaluating the overall performance of our executive officers. In addition, this committee determines general human resources policies for the company. The members of this committee are Cecília Mendes Garcez Siqueira, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira.

     Related Parties Committee. Our Related Parties Committee is responsible for monitoring and analyzing the business relationships that we have with related parties, including those that exist through supply and services contracts. The members of this committee are Carlos Eduardo Reich, Arthur Prado Silva and Daniela Corci Cardoso.

     In addition to the advisory committees, our Board of Directors has also created four ad hoc commissions (Strategy Commission, Financial Services Commission, Corporate Governance Commission and Budget Commission).

     Strategy Commission. Our Strategy Commission is responsible for assisting the Board of Directors with evaluating and improving our business strategy in order to meet our growth targets and long-term objectives.

     Financial Services Commission. Our Financial Activities Commission is responsible for ensuring compliance and efficiency in our existing financial practices, as well as evaluating new opportunities for financial transactions that could benefit the company.

     Corporate Governance Commission. Our Corporate Governance Commission is responsible for monitoring the implementation of our new corporate governance model and for suggesting potential improvements to the Board.

     Budget Commission. Our Budget Commission is responsible for advising the Board of Directors on analyzing and setting our annual and long-term budgets.

Compensation

     Under Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount we pay to the members of our Board of Directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our Board of Directors and executive officers, the Human Resources Management Committee of our Board of Directors is then responsible for setting individual compensation levels.

     For the year ended December 31, 2006, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors and our executive officers was approximately R$10 million. For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$385,000.

Share Ownership

     The total number of common shares owned by our directors and executive officers as of May 31, 2007 was 33,907. None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

     Neither the laws of Brazil nor our bylaws provide for indemnification of directors or officers. We have held directors’ and officers’ liability insurance since February 2006.

Employees

     As of December 31, 2006, we had 5,836 full time employees (including the employees of our jointly-controlled subsidiaries), excluding the employees of our newly-acquired subsidiary, Santa Cruz. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

	2006	2005	2004

Distribution	4,790	4,661	4,531
Generation	226	195	114
Commercialization	183	177	33
Corporate staff	637	805	839

Total	5,836	5,838	5,517

     In order to further improve our operational efficiency, productivity and quality of service, we invest in the professional development of our employees by means of technical courses, seminars, workshops and specialized training. In 2006, we provided more than 649,761 hours of training, representing an average of 111.34 training hours per employee.

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

     Safety at work is one of our values and our first priority in terms of personnel management. In 2006, we dedicated over 55,000 hours of training for workplace safety, including the Segurança ao Seu Lado program, which discusses accident prevention and the importance of using individual protection equipment. This focus on workplace safety is reflected in our low rate of accidents that require an absence, which has decreased significantly at both CPFL Paulista and CPFL Piratininga during the period 2001 to 2006.

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

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to our employees (except for RGE). All of our employees are eligible for the program, and as of December 31, 2006, almost all of our employees had elected to participate in the Fundação CESP plan.

     In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. Our Board of Directors and the shareholders must approve the amount of such compensation, which is determined in consultation with an employee committee. Funds are allocated to the employee profit sharing fund on an annual basis once we have achieved at least 80% of our projected profits for the year. In addition, we develop productivity and performance goals in conjunction with the unions. Achievement of these goals must reach at least 70% in order for the program to be fully funded. In 2006, we reserved R$33 million for our employee profit sharing program.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares as of December 31, 2006. Percentages in the following table are based on 479,756,730 outstanding common shares.

	Common Shares	(%)

521 Participações S.A. (1)	149,230,373	31.11
VBC Energia S.A. (2)	139,002,673	28.97
Bonaire Participações S.A. (3)	60,713,511	12.65
Bradespar S.A. (4)	43,049,000	8.97
BNDES Participações S.A. (5)	24,789,436	5.17
Executive officers and directors as a group	31,668	0.01

Total	416,816,661	86.88

____________________
(1)	521 Participações S.A is a holding company controlled by PREVI, a pension fund sponsored by Banco do Brasil. The Brazilian government owns a majority of the voting capital of Banco do Brasil.
(2)
VBC Energia S.A. is controlled by three Brazilian companies: (A) Votorantim Energia Ltda., which is controlled by Votorantim Investimentos Industriais S.A., Cia. Brasileira de Aluminio and Santa Cruz Geração de Energia S.A., members of Votorantim Group, (B) Camargo Corrêa Energia S.A., which is controlled by Camargo Corrêa S.A. and (C) Atila Holdings S.A., which is controlled by Votorantim Investimentos Industriais S.A. and Camargo Corrêa S.A.

(3)
Bonaire Participações S.A. is a holding company controlled by Energia Fundo de Investimento em Participações, whose ownership interest is controlled by four pension funds: (A) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletricidade de São Paulo S.A., Bandeirante Energia S/A and Eletricidade e Serviços S/A (Elektro), among other Brazilian electricity companies, where investment control is overseen by members of the board of trustees who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the board of trustees are Sérgio Tadeu Nabas, Marcos de Mendonça Peccin, Maurício Caobianco de Freitas, Walter José Rodrigues Filho, Arlindo Casagrande Filho, Carlos José Silveira Figueiredo, Paulo Giavina Bianchi, Donato Locaspi, Edson Fernando Gonzaga, Marco Antonio Previato, Gentil Teixeira de Freitas, Wanderley José de Freitas, Valdivino Ferreira Anjos, Adauto Firmino Ribeiro, Carlos Rogério de Araújo, Sérgio Pascal Teixeira, Ernesto dos Santos Filho and Luiz Pedro Delgado); (B) Fundação SISTEL de Seguridade Social, primarily for employees of Amazônia Celular; Telefônica Celular; Telesp Celular, among others telecommunications companies, where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors and pensioners (the current members of the deliberative council are Gilmar Roberto Pereira Camurra; Stael Prata Silva Filho; José Luis Magalhães Salazar; Eurico de Jesus Teles Neto; Fernando Cassino; Jorge de Moraes Jardim Filho; and Ézio Teodoro de Resende); (C) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A., where investment control is held by members of the deliberative council, including those selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Wilson Santarosa, Diego Hernandes and José Lima de Andrade Neto); and (D) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP, where investment control is held by members of the deliberative council, who are selected by the fund’s sponsors, pensioners and beneficiaries (the current members of the deliberative council are Ademir Andrade de Oliveira; Helifax Pinto de Souza; Iassuo Hagy; João Batista Meinberg Porto and Robson Ramos Branco).

(4)	Bradespar S.A. is a beneficial owner of our common shares, which it indirectly holds through Antares Holdings Ltda. and Brumado Holdings S.A.
(5)
BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade. The BNDES board of directors is comprised of the BNDES president and ten members appointed by the president of Brazil. Currently, the directors are Miguel João Jorge Filho, Luciano Galvão Coutinho, Carlos Kawall Leal Ferreira, Carlos Mariani Bittencourt, João Antônio Felício, João Paulo dos Reis Velloso, João Pedro de Moura, Luis Carlos Guedes Pinto, Luiz Marinho, Márcio Fontes de Almeida and Paulo Antonio Skaf.

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

  definition of the dividend policy;

  creation and dissolution of controlled companies;

  acquisition and sale of investments in other entities;

  approval of our budget;

  approval of our business plan;

  capital increase within our pre-approved authorized capital and determination of the issuance price of shares;

  issuance of warrants within our pre-approved authorized capital;

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

  appointment of our independent auditors and its substitution;

  authorization for the acquisition of our own shares for cancellation or for treasury;

  amendment of concession agreements of any controlled entity;

  approval of stock option plans;

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

Corporate Governance. Our Board of Directors consists of seven members, appointed as follows:

  three appointed by VBC;

  two appointed by 521;

  one appointed by Bonaire; and

  one independent, in accordance with the listing regulations of the Novo Mercado.

     The number of directors may increase in order to assure that the parties to our shareholders’ agreement have the right to appoint 12 board members. One or more board positions is assigned to our minority shareholders, to be elected through the exercise of minority rights set forth under Brazilian Corporate Law or as otherwise agreed upon among the parties to the shareholders’ agreement.

     Our shareholders’ agreement provides for the establishment of advisory committees. The specific number and nature of the advisory committees is subject to revision, and we currently have three committees: a Management Processes Committee, a Human Resources Management Committee and a Related Parties Committee.

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

  Tag-along Rights. A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party. Tag- along provisions do not apply to the disposition of subject shares by Bonaire while its stake within the controlling block is lower than 20%.

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

Related Party Transactions

     One of our principal shareholders is VBC, which is a joint venture of two major Brazilian companies:

  Votorantim Energia Ltda., a member of the Votorantim Group, which engages in several businesses, including pulp and paper, aluminum, nickel and long steel, among others; and

  Camargo Corrêa Energia S.A., a member of the Camargo Corrêa Group, which is one of the largest privately-held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies. Camargo Corrêa also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

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

  Our commercialization subsidiary CPFL Brasil has entered into agreements for the supply of electricity with several entities affiliated with VBC. All of these agreements are on arm’s-length terms.

  Banco Votorantim S.A., a bank that is part of the Votorantim Group, provides us with financial services from time to time.

  CPFL Geração, through its subsidiaries BAESA, ENERCAN, CERAN and Foz do Chapecó Consortium, has entered into transactions with Construção e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision and financing of construction services to our generation subsidiaries.

     In the past we have, from time to time, made advances to the construction projects of generation facilities in which we have invested. In addition, we have entered into certain intercompany loan agreements, andin accordance with applicable regulation, our subsidiaries may enter into loan transactions with each other. At December 31, 2006 there were no outstanding balances of these loans.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item “Financial Statements.”

Litigation

     We are currently subject to numerous proceedings, principally relating to civil and labor claims. Of these legal proceedings, approximately 38.7% involve CPFL Paulista, 10.9% involve CPFL Piratininga and 49.9% involve RGE. In addition, 20 proceedings involve CPFL Geração, 22 proceedings involve CPFL Comercialização Brasil, 29 proceedings involve CPFL Centrais Elétricas and 2 proceedings involve Semesa. CPFL Geração assumed all of the outstanding obligations and potential liabilities of CPFL Centrais Elétricas and Semesa in March 2007. Approximately 79.3% of the legal proceedings involving CPFL Paulista and CPFL Piratininga relate to civil claims, and 89.4% of RGE’s proceedings relate to civil claims. The remainder of our legal proceedings generally involves regulatory claims, labor claims, tax claims and administrative proceedings.

     CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs. The aggregate potential liability was approximately R$33.3 million as of December 31, 2006. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$24.2 million) in respect of these suits.

     CPFL Paulista is party to an administrative proceeding before the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica, or CADE), where an investigation is being conducted into alleged anticompetitive behavior in connection with the installation of CPFL Paulista’s electric grid. A judicial decision has postponed this proceeding since CPFL Paulista presented a proposal to enter into a settlement agreement (termo de cessação). Based on the opinion of external counsel, we consider the possibility of loss in this proceeding to be remote and, therefore, we have not made a provision in our financial statements in connection with this proceeding.

     We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2006, our reserves for contingencies were approximately R$249 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 20 to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Policy

     For our policy on dividend distributions, see “Item 10. Additional Information—Allocation of Net Income and Distribution of Dividends.”

Significant Changes

     In April 2007, we entered into a purchase agreement with CMS Electric & Gas, LLC to acquire 100% of the capital stock of CMS Brasil for US$211.1 million. The acquisition received regulatory approval from ANEEL in June 2007. CMS Brasil has subsidiaries involved in the distribution, generation and commercialization of electricity in Brazil, in addition to provide customer service support. We will consolidate CMS Brasil fully under both Brazilian Accounting Principles and U.S. GAAP.

ITEM 9. THE OFFER AND LISTING

Trading Markets

     Our common shares are listed on the BOVESPA, and our ADSs are listed on the New York Stock Exchange. Each ADS represents three shares.

Price Information

     The table below sets forth reported high and low closing sale prices in reais per common share for the periods indicated. The table also sets forth prices in U.S. dollars per ADS based on information available from the

New York Stock Exchange. See Item 3 “Key Information— Exchange Rates” for information with respect to exchange rates applicable during the periods indicated below.

	reais per		U.S. dollars per
	Common Share		ADS

	High	Low	High	Low

2004:
Fourth Quarter	17.96	14.40	20.00	15.70
2005:
First Quarter	20.90	17.61	23.87	19.81
Second Quarter	20.60	17.30	25.50	20.36
Third Quarter	24.17	18.20	32.50	22.70
Fourth Quarter	28.00	21.80	38.03	27.99
2006:
First Quarter	33.30	27.40	47.40	35.84
Second Quarter	34.21	25.15	50.50	33.89
Third Quarter	29.13	26.69	40.18	36.46
October	29.00	27.00	40.96	37.90
November	29.40	27.14	41.35	38.03
December	30.50	28.20	42.39	39.34
2007:
January	30.09	27.80	40.80	38.70
February	29.49	28.00	42.31	39.50
March	31.40	28.15	45.65	39.61
April	32.50	29.01	48.25	42.75
May	37.60	33.40	58.05	47.29
June (through June 26)	39.30	35.41	61.69	52.57

Corporate Governance Practices

     In 2000, the BOVESPA introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders and stakeholders.

     In order to maintain high standards of corporate governance, we have signed an agreement with the BOVESPA to list our securities on the Novo Mercado.

     In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE corporate governance standards and our corporate governance practices on our website, at http://www.cpfl.com.br/ri.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Corporate Purpose

     Our corporate purpose, as defined by our bylaws, includes:

  developing enterprises in the electricity generation, distribution, commercialization and transmission industries;

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

Interest Attributable to Shareholders’ Equity

     Under Brazilian tax legislation, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and for social contribution purposes. Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting. In order to calculate this interest on shareholders’ equity, the TJLP is applied to shareholders’ equity for the applicable period. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

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

     The dividend for 2006 was R$1,334 million, of which R$612 million, or R$1.2756 per common share, was paid on September 29, 2006, and R$ 722 million, or R$ 1.5047 per common share, was paid on April 27, 2007.

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts equivalent to 50% of our adjusted net profits, as determined in accordance with Brazilian Corporate Law. The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant. In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.

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

     A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. The following actions may only be taken at a special shareholders’ meeting:

  amendment of our bylaws;

  cancellation of registration with the CVM as a publicly-held company;

  authorization of the issuance of debentures;

  suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws;

  acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

  approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

  delisting of our common shares from the Novo Mercado;

  appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

  approval of any merger (fusão) or consolidation (incorporação) with another company or a spin- off (cisão);

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

  the right to participate in the distribution of profits;

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

  reduce the percentage of mandatory dividends;

  change our corporate purpose;

  merge us with another company, if we are not the surviving company, or of our consolidation with another company;

  spin off a portion of our assets or liabilities;

  approve our participation in a group of companies (as defined in Brazilian Corporate Law);

  apply for cancellation of any voluntary liquidation; and

  approve our dissolution.

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

     An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

     Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American Depositary Shares for underlying common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

     Taxation of Dividends

     Dividends, including dividends in kind, paid by us to the depositary in respect of the common shares underlying the ADSs or to a Non-Brazilian Holder in respect of common shares generally will not be subject to

Brazilian withholding income tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to Brazilian withholding tax from 15% to 25% according to the tax legislation applicable to each corresponding year in which the profits have been earned.

     Taxation of Gains

     ADSs. According to applicable Brazilian law (Law No. 10,833/2003), capital gains arising from transactions between two non-resident parties, involving assets situated in Brazil, are subject to Brazilian withholding income tax, at a rate of 15% (25% in case the seller is situated in a tax haven jurisdiction). Assuming that the sale or disposal of ADSs outside Brazil (including through the New York Stock Exchange), between two Non-Brazilian Holders, should not be considered as a sale or disposal of assets situated in Brazil, we believe that the corresponding capital gains should not subject to such withholding income tax in Brazil. The taxation of capital gains derived from the sale or disposal of ADSs inside Brazil is unclear. Non-Brazilian Holders should consult their own tax advisor concerning the tax consequences of a sale of ADSs in Brazil.

     Although there are grounds to sustain otherwise, the deposit of common shares in exchange for ADSs may be subject to Brazilian withholding tax, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to income tax at a rate of 15% or 25% in the case of investors located in a tax haven jurisdiction (unless if the common shares were held by an investor registered under Resolution 2,689 that is not resident in a tax haven jurisdiction, which is currently tax exempt from income tax in such transaction).

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

     Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non-Brazilian Holder is registered under Resolution 2,689. If the Non-Brazilian Holder is a resident of a tax haven, the gain realized on such sale or disposition of common shares is subject to income tax at a rate of 15%.

     Gains on the disposition of common shares is measured by the difference between the amount in Brazilian currency obtained from the sale or exchange of the shares and their acquisition cost, without any correction for inflation. It is uncertain whether the acquisition cost of a security registered as a direct investment with the Central Bank is calculated on the basis of (i) the foreign currency amount so registered, translated into Reais at the commercial rate on the date of such sale or exchange, or (ii) the Reais amount registered.

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

     In addition to the foreign exchange taxes mentioned above, any transaction carried out by a holder of common shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) at the Brazilian financial institution may be subject to the Contribuição Provisória sobre Movimentação Financeira, a temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38% . For instance, the CPMF Tax is imposed, on the amount in Brazilian currency to be remitted abroad, when distributions made by the Company in respect of ADSs and common shares are converted into U.S. dollars and remitted abroad by the Custodian and when a Non-Brazilian Holder of common shares remits abroad the proceeds earned from disposition of such shares in Brazil by means of a foreign exchange transaction. Currently, purchases of stock in a stock exchange environment are exempt from the CPMF Tax. The financial institution that carries out the relevant financial transaction is liable for the collection of the CPMF tax.

U.S. Federal Income Tax Consequences

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this prospectus, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the material tax consequences of the ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common shares or ADSs, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary applies only to holders of common shares or ADSs who hold the common shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities, insurance companies, U.S. expatriates, and persons holding common shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common shares or ADSs.

     In this discussion, references to ADSs also refer to common shares (unless stated otherwise), and references to a “U.S. holder” are to a holder of an ADS (1) that is an individual who is a citizen or resident of the United States of America, (2) that is a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America or any state thereof, including the District of Columbia, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADSs.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the Code, holders of ADSs will be treated as owners of the common shares represented by such ADSs.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

     Taxation of Capital Gains. Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

     Our website is located at http://www.cpfl.com.br and our investor relations website is located at http://www.cpfl.com.br/ri. (These URLs are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might not be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and rates of interest and indexation. We have foreign exchange rate risk with respect to our debt denominated in U.S. dollars. We are subject to market risk deriving from changes in rates which affect the cost of our financing.

Exchange Rate Risk

     At December 31, 2006, we had outstanding approximately R$682 million of indebtedness denominated in foreign currencies, including U.S. dollars and Japanese yen, and R$131 million of indebtedness denominated in Brazilian reais, but partially indexed to the U.S. dollar. Also at December 31, 2006, we had swap agreements that offset the exchange rate risk with respect to R$687 million of those amounts. The potential loss to us that would result from a hypothetical unfavorable 10% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$12.7 million, primarily due to the increase in real terms in the principal amount of our foreign currency indebtedness. While the dollar-denominated debt of our subsidiary ENERCAN is not covered by a swap agreement, the related exchange rate exposure is at least partially offset by the indexation in U.S. dollars of ENERCAN’s annual tariff readjustment. The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

     We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are indexed. We also have swaps that convert some U.S.-dollar denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2006, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$4,055 million.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2006, would result in a net additional cash outflow of approximately R$41 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

     Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

     Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report that appears herein.

     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, On Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of
CPFL Energia S.A.

1. We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that CPFL Energia S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the “Committee of Sponsoring Organizations of the Treadway Commission". The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3. A company's internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

4. Because of its inherent limitations of internal control over financial reporting, including the possibility of conclusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5. In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the “Committee of Sponsoring Organizations of the Treadway Commission”. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the "criteria established in Internal Control - Integrated Framework issued by the “Committee of Sponsoring Organizations of the Treadway Commission”.

6. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and our report dated June 28, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Campinas, São Paulo, Brazil
June 28, 2007

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). On May 30, 2007, our Board of Directors recognized that all five members our fiscal council, Paulo Midena, Fernando Dias Gomes, Eneias de Assis Rosa Ferreira, Francisco Djalma de Oliveira and Susana Hanna Stiphan Jabra, individually qualify as audit committee financial experts and meet the applicable independence requirements for fiscal council membership under Brazilian law. They also meet the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates.

ITEM 16B. CODE OF ETHICS

     We have adopted a Code of Ethics applicable to our employees and our directors and executive officers, which addresses such matters as conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws) and encouraging the reporting of any illegal or unethical behavior. Our Code of Ethics is available on our website at: http://www.b2i.cc/Document/986/CPFL_CodEtica_20061227_eng.pdf. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might not be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report). If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we furnish a waiver to any such persons, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent accounting firm Deloitte Touche Tohmatsu Auditores Independentes during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,

	2006	2005

	(in thousands of reais)
Audit fees	R$3,849	R$1,449
Audit-related fees	271	65
Tax fees	53	77
All other fees	0	0

Total	R$ 4,173	R$1,591

     “Audit Fees” are the aggregated fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit fees in the above table are for services rendered by our principal accountant for the integrated audit of our financial statements, including additional services rendered in 2006 for compliance with the Sarbanes-Oxley Act.

     “Audit-related fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

     “Tax fees” in the above table are for services related to tax compliance.

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

     See pages F-1 through F-87, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
10.1
Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002 and November 5, 2003, among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A. (incorporated by reference to Exhibit 10 of CPFL’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 23, 2004 (File No. 333- 118494)).

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

     hydroelectric plant or hydroelectric facility: A generator that uses water power to drive the electric generator.

     Initial Supply Contracts: Initial energy supply agreements at prices and volumes approved by ANEEL, that distribution and generation companies are required to enter into per the 1998 Power Industry Law.

     installed capacity: The level of electricity which can be delivered from a particular generator on a full-load continuous basis under specified conditions as designated by the manufacturer.

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

     Parcel A costs: Costs that include, among others, the following:

  costs of electricity purchased for resale pursuant to Initial Supply Contracts;

  costs of electricity purchased from Itaipu;

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

     thermoelectric plant: A generator which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

     transmission: The bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV).

     volt: The basic unit of electric force analogous to water pressure in pounds per square inch.

     watt: The basic unit of electrical power.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, State of São Paulo, Brazil, on June 29, 2007.

CPFL ENERGIA S.A.

By:	/s/ Wilson Ferreira Jr.

Name: Wilson Ferreira, Jr.
Title: Chief Executive Officer (principal executive officer)

By:	/s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer (principal financial officer)

Deloitte Touche Tohmatsu Auditores Independentes
Av. Dr. José Bonifácio Coutinho
Nogueira, 150 - 5° Andar - Sala 502
13091-611 - Campinas - SP
Brasil

Telefone: (19) 3707-3000
Fac-símile: (19) 3707-3001
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo – SP, Brazil

We have audited the consolidated balance sheets of CPFL Energia S.A. (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Rio Grande Energia S.A. (an indirectly owned subsidiary), which statements reflect assets constituting 14.3% and 9.2%, respectively, of consolidated total assets as of December 31, 2006 and 2005, and net revenues constituting 16.0%, 13.0% and, 13.5%, respectively, of consolidated total net revenues for the years ended December 31, 2006, 2005 and 2004. Those financial statements were audited by other auditors whose unqualified report has been furnished to us. Our opinion, insofar as it relates to the amounts included in the consolidated financial statements for this consolidated indirectly owned subsidiary is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in shareholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

As discussed in Note 35(IV) to the consolidated financial statements, effective December 31, 2006, the Company, changed its method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

June 28, 2007

By:	/s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes

PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

(Free translation of the original issued in Portuguese)

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Rio Grande Energia S.A.

1
We have audited the accompanying consolidated balance sheets of Rio Grande Energia S.A. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3
In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Rio Grande Energia S.A. and subsidiary as of December 31, 2006 and 2005 and the results of their operations, the changes in stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2006 in accordance with accounting practices adopted in Brazil.

April 2, 2007
Porto Alegre, Brazil

By:    /s/ PricewaterhouseCoopers
        PricewaterhouseCoopers
        Auditores Independentes

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais – R$)

ASSETS	2006	2005

CURRENT ASSETS
Cash and cash equivalents (Note 4)	540,364	678,780
Financial investments (Note 5)	118,501	373,384
Accounts receivable (Note 6)	2,124,968	1,800,556
Allowance for doubtful accounts (Note 7)	(99,609)	(54,361)
Recoverable taxes (Note 8)	170,953	188,772
Materials and supplies	16,008	9,203
Deferred cost variations (Note 3)	334,353	486,384
Prepaid expenses (Note 9)	191,239	149,352
Derivatives (Note 31)	-	3,644
Deferred taxes (Note 10)	188,942	-
Other (Note 11)	110,009	134,577

	3,695,728	3,770,291

NONCURRENT ASSETS
Accounts receivable (Note 6)	165,183	530,423
Escrow deposits (Note 20)	81,846	62,559
Financial investments (Note 5)	103,901	108,531
Recoverable taxes (Note 8)	103,049	77,324
Deferred cost variations (Note 3)	512,678	510,277
Prepaid expenses (Note 9)	28,769	38,187
Deferred taxes (Note 10)	908,605	1,118,441
Other (Note 11)	142,057	137,892

	2,046,088	2,583,634

PERMANENT ASSETS
Property, plant and equipment (Note 12)	6,237,081	5,288,834
Special obligations (Note 12)	(791,387)	(640,997)
Goodwill (Note 13)	2,806,643	2,619,021
Other	54,628	69,118

	8,306,965	7,335,976

TOTAL ASSETS	14,048,781	13,689,901

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005

CURRENT LIABILITIES
Suppliers (Note 14)	854,161	782,233
Taxes and payroll charges payable (Note 15)	522,758	474,960
Dividends and interest on shareholders’ equity	732,518	489,263
Accrued interest on loans and financing (Note 16)	29,859	47,931
Accrued interest on debentures (Note 17)	66,178	94,948
Post-retirement benefit obligation (Note 18)	86,715	121,048
Regulatory charges (Note 19)	105,013	30,945
Loans and financing (Note 16)	658,116	1,198,015
Debentures (Note 17)	159,252	273,492
Accrued liabilities	53,998	29,490
Deferred gain variations (Note 3)	162,350	262,764
Derivatives (Note 31)	50,664	39,928
Other (Note 21)	303,693	294,265

	3,785,275	4,139,282

LONG -TERM LIABILITIES
Suppliers (Note 14)	-	201,982
Accrued interest on loans and financing (Note 16)	2,550	-
Loans and financing (Note 16)	2,472,998	1,807,465
Debentures (Note 17)	1,779,445	1,556,599
Post-retirement benefit obligation (Note 18)	773,646	793,343
Taxes and social contribution payable (Note 15)	39,741	31,110
Reserve for contingencies (Note 20)	103,711	214,969
Deferred gain variations (Note 3)	71,069	11,976
Derivatives (Note 31)	24,094	29,635
Other (Note 21)	127,941	107,492

	5,395,195	4,754,571

MINORITY INTEREST	2,034	-
SHAREHOLDERS’ EQUITY (Note 22)
Common stock (without par value, 2006 - 479,756,730 shares issued and outstanding; 2005 - 479,756,730 shares issued and 479,755,913 outstanding)	4,734,790	4,734,790
Treasury shares	-	(8)
Capital reserves	16	-
Profit reserves	131,471	61,266

	4,866,277	4,796,048

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,048,781	13,689,901

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2006	2005	2004

OPERATING REVENUES (Note 23)
Electricity sales to final consumers	10,899,280	9,841,134	8,869,117
Electricity sales to wholesalers	500,529	460,129	310,314
Other revenues	827,243	605,795	369,239

	12,227,052	10,907,058	9,548,670

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(42,904)	(41,029)	(44,685)
ICMS (state VAT)	(2,165,696)	(1,911,382)	(1,638,706)
COFINS/PIS (taxes on revenue)	(1,100,178)	(985,681)	(768,390)
ISS (service tax)	(1,209)	(901)	(734)
Emergency charges (ECE/EAEE)	(3,053)	(229,153)	(359,902)

	(3,313,040)	(3,168,146)	(2,812,417)

NET OPERATING REVENUES	8,914,012	7,738,912	6,736,253

OPERATING COSTS
Electricity purchased for resale (Note 24)	(3,419,197)	(3,174,765)	(3,125,752)
Electricity network usage charges (Note 24)	(774,077)	(757,186)	(678,558)
Personnel	(242,678)	(199,669)	(189,592)
Post-retirement benefit obligation (Note 18)	7,470	(90,362)	(148,429)
Materials	(39,189)	(33,990)	(31,984)
Outside services	(111,177)	(98,030)	(87,640)
Depreciation and amortization	(297,482)	(273,154)	(251,161)
Fuel usage account (CCC)	(554,275)	(392,454)	(251,403)
Energy development account (CDE)	(370,182)	(272,842)	(184,626)
Services cost rendered to third parties	(21,394)	(11,899)	(8,759)
Other	(12,638)	(12,029)	(8,532)

	(5,834,819)	(5,316,380)	(4,966,436)

OPERATING EXPENSES (Note 25)
Sales and marketing	(271,215)	(212,278)	(195,329)
General and administrative	(314,409)	(266,927)	(268,233)
Amortization of goodwill	(151,844)	(125,709)	(110,385)
Other	(70,008)	(175,018)	(55,858)

	(807,476)	(779,932)	(629,805)

OPERATING INCOME	2,271,717	1,642,600	1,140,012

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$, except for share and per share amounts)

Continued

	2006	2005	2004

FINANCIAL INCOME (EXPENSE) (Note 26)
Financial income	597,894	604,341	438,218
Financial expense	(748,357)	(816,040)	(1,005,719)

	(150,463)	(211,699)	(567,501)

NONOPERATING INCOME (EXPENSE) (Note 27)
Nonoperating income	73,877	10,508	14,935
Nonoperating expense	(24,040)	(10,868)	(19,350)

	49,837	(360)	(4,415)

INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	2,171,091	1,430,541	568,096

Social contribution tax (Note 10)	(187,818)	(92,372)	(57,395)

Current tax	(172,998)	(101,787)	(68,562)
Deferred tax	(14,820)	9,415	11,167

Income tax (Note 10)	(546,445)	(243,961)	(186,933)

Current tax	(477,036)	(287,008)	(220,018)
Deferred tax	(69,409)	43,047	33,085
INCOME BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	1,436,828	1,094,208	323,768
Extraordinary item, net of taxes of R$ 16,729 for 2006 and 2005 and R$17,337 for 2004 (Note 18)	(32,559)	(32,559)	(33,655)
Minority interest	(173)	(40,371)	(21,596)

NET INCOME	1,404,096	1,021,278	268,517

NUMBER OF SHARES OUTSTANDING AT YEAR END	479,756,730	479,756,730	451,628,769

EARNINGS PER SHARE	2.927	2.129	0.595

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$)

							Changes in the number of

					Retained
					earnings	Total
	Common	Treasury	Capital	Profit	(Accumulated	Shareholder’s	Treasury	Common
	Stock	shares	Reserves	reserves	deficit)	equity,	Shares	shares	Total shares

Balance as of December 31, 2003	4,940,998	-	-	-	(1,608,080)	3,332,918		4,118,697,977	4,118,697,977

Absorption of accumulated deficit	(1,543,611)	-	-	-	1,543,611	-	-	-	-
Reverse stock split	-	-	-	-	-	-	-	(3,706,828,181)	(3,706,828,181)
Capital increase	684,649	-	-	-	-	684,649	-	39,758,973	39,758,973
Net income	-	-	-	-	268,517	268,517	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	13,946	(13,946)	-	-	-	-
- Interim dividend	-	-	-	-	(124,826)	(124,826)	-	-	-
- Dividend proposed	-	-	-	-	(140,147)	(140,147)	-	-	-

Balance as of December 31, 2004	4,082,036	-	-	13,946	(74,871)	4,021,111		451,628,769	451,628,769

Capital increase	652,754	-	-	-	-	652,754		28,127,961	28,127,961
Treasury shares		(8)	-	-		(8)	817	(817)	-
Net income	-	-	-	-	1,021,278	1,021,278	-	-	-
Allocation of income:
- Statutory reserve		-	-	47,320	(47,320)	-	-	-	-
- Interim dividend		-	-	-	(323,677)	(323,677)	-	-	-
- Interim interest on shareholder’s equity	-	-	-	-	(76,920)	(76,920)	-	-	-
- Dividend proposed	-	-	-	-	(389,195)	(389,195)	-	-	-
- Interest on shareholder’s equity	-	-	-	-	(109,295)	(109,295)	-	-	-

Balance as of December 31, 2005	4,734,790	(8)	-	61,266	-	4,796,048	817	479,755,913	479,756,730

Treasury shares	-	8	-	-	-	8	(817)	817	-
Capital reserves	-	-	16	-	-	16	-	-	-
Net income	-	-	-	-	1,404,096	1,404,096	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	70,205	(70,205)	-	-	-	-
- Interim dividend	-	-	-	-	(611,981)	(611,981)	-	-	-
- Dividend proposed	-	-	-	-	(721,910)	(721,910)	-	-	-

Balance as of December 31, 2006	4,734,790	-	16	131,471	-	4,866,277	-	479,756,730	479,756,730

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$)

	2006	2005	2004

SOURCES OF FUNDS
From operations:
Net income	1,404,096	1,021,278	268,517
Items not affecting working capital:
Provision for losses on realization of extraordinary tariff adjustment	-	91,805	32,250
Extraordinary tariff adjustment — monetary restatement	(124,952)	(243,800)	(112,876)
PIS/COFINS — Regulatory asset	415	(38,729)	(44,813)
Amortization of goodwill and depreciation of property, plant and equipment	474,714	427,958	387,711
Long-term monetary and exchange variations	(10,157)	(89,148)	64,671
Losses (gains) on changes in interest in subsidiaries	(62,747)	840	(3,185)
Gains (losses) on disposal of property, plant and equipment	17,336	(684)	5,135
Deferred Taxes - Assets and liabilities	90,064	(84,685)	(56,364)
Post-retirement benefit obligation	39,597	124,853	190,481
Reserve for contingencies	(86,117)	74,494	44,747
Minority interest	173	40,371	21,596
Financial compensation — Tariff increase	(10,402)	(28,441)	69,744
Unrealized losses on derivatives	22,845	(15,061)	38,360
Research and Development and Energy Efficiency Programs	10,863	24,578	28,264
Other	(1,837)	6,004	21,630

Total from operations	1,763,891	1,311,633	955,868

From shareholders:
Capital contributions — in cash	-	-	684,649
Capital contributions – Subscription Bonus	-	17,258	-

	-	17,258	684,649
From third parties:
Long-term financing and debentures	2,080,081	544,028	1,278,274
Transfer from noncurrent to current assets	692,424	356,150	457,727
Special obligations	56,209	23,371	31,798
Increase in noncurrent net assets due to acquisition of subsidiary	63,653	-	-
Sale of permanent assets	4,618	18,261	9,918
Net transfers from noncurrent to current - CVA	144,470	162,625	261,990
Sale of equity interest	89,899	1,225	-
Other	3,882	6,288	11,839

	3,135,236	1,111,948	2,051,546

Total sources	4,899,127	2,440,839	3,692,063

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

(Continued)

	2006	2005	2004

USES OF FUNDS
Purchase of interest in subsidiaries	627,327	6,829	-
Increase in property, plant and equipment	797,235	626,537	605,716
Transfer from long-term to current liabilities	1,705,597	1,135,464	1,528,238
Dividends and interest on shareholders’ equity	1,333,995	917,985	289,651
Redemption of debentures	-	-	721,990
Transfer from current to noncurrent assets — CVA	-	-	14,662
Transfer from current to noncurrent assets	65,058	83,889	78,694
Noncurrent net assets due to acquisition of subsidiary	2,219	-	-
Additions to deferred charges	12,622	7,102	21,205
Financial Investments	26,996	105,254	-
Other	48,634	101,280	65,736

	4,619,683	2,984,340	3,325,892

INCREASE (DECREASE) IN WORKING CAPITAL	279,444	(543,501)	366,171

REPRESENTED BY
Current assets:
At beginning of year	3,770,291	3,222,665	2,375,678
At year end	3,695,728	3,770,291	3,222,665

	(74,563)	547,626	846,987

Current liabilities:
At beginning of year	4,139,282	3,048,155	2,567,339
At year end	3,785,275	4,139,282	3,048,155

	(354,007)	1,091,127	480,816

INCREASE (DECREASE) IN WORKING CAPITAL	279,444	(543,501)	366,171

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

The Company

CPFL Energia S.A. (“CPFL Energia”) is a public corporation organized under the laws of Brazil, formed to invest in companies engaged in the distribution, generation, and sale of electric energy.

The Company has direct and indirect interests in the following subsidiaries (information about the concession area, number of consumers, energy production capacity and related data is unaudited):

Distribution activities

Companhia Paulista de Força e Luz (“CPFL Paulista”)

CPFL Paulista is a Brazilian public company and has a concession to distribute electric energy through 2027, for 234 municipalities in the state of São Paulo, serving approximately 3.3 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. This concession may be extended for an additional 30 years.

Rio Grande Energia S.A. (“RGE”)

RGE is a Brazilian public company that has a concession to provide public energy services, operating principally in the distribution of energy to approximately 1.1 million consumers as of December 31, 2006 in the northern and northeastern regions of the state of Rio Grande do Sul. RGE has a concession of 30 years, through 2027, renewable for an additional period of 30 years.

On June 23, 2006, the Company acquired from the Public Service Enterprise Group (“PSEG”) 100% of the shares of CPFL Serra Ltda (“CPFL Serra”), previously known as Ipê Energia Ltda. (“Ipê”), the former jointly-controlling shareholder of RGE. Since this acquisition, CPFL Energia indirectly holds 99.76% of RGE, through its subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%) .

Companhia Piratininga de Força e Luz (“CPFL Piratininga”)

CPFL Piratininga is a Brazilian public company and has a concession to distribute electric energy through 2028, for 27 municipalities in the state of São Paulo, serving approximately 1.3 million consumers. Among the main municipalities are Santos, Sorocaba and Jundiaí. This concession may be extended for an additional 30 years.

In compliance with the provisions of Law No.10.848/04, which prohibit energy distribution concessionaires from holding interests in other companies, the Extraordinary Shareholders’ Meeting held on April 13, 2006 approved the separation of the interest held by the subsidiary CPFL Paulista in the subsidiary CPFL Piratininga by transferring this investment to the Company. As a result of this Corporate Reorganization, the Company now holds directly 100% of the capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz (“Santa Cruz”)

On December 28, 2006, through the subsidiary Nova 4 Participações Ltda (“Nova 4”), the Company acquired 99.99% of the total capital of Companhia Luz e Força Santa Cruz (“Santa Cruz”). Santa Cruz is a Brazilian private corporation and concessionaire of electric energy public services, principally engaged in the distribution of electricity to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná. CPFL Santa Cruz has a concession for electric energy distribution services through 2015, renewable for an additional period of 20 years.

Generation activities

CPFL Geração de Energia S.A. (“CPFL Geração”)

CPFL Geração is a Brazilian public holding company of electric generation activities, which holds interests in the following operating companies:

CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”)

CPFL Centrais Elétricas, a Brazilian private corporation, owns 19 small hydroelectric power plants and one thermoelectric plant, with total installed generation capacities of 118.85 MW and 36 MW, respectively, all located in the state of São Paulo. CPFL Centrais Elétricas has a concession for electric energy generation through 2027, which can be extended for an additional 30 years.

SEMESA S.A. (“Semesa”)

Semesa, a Brazilian private corporation, owns part of the assets of Serra da Mesa power plant, located on the Tocantins River, municipality of Minaçu in the state of Goiás. The Serra da Mesa plant has installed generation capacity of 1,275 MW. The energy produced is sold to Furnas Centrais Elétricas S.A. (“Furnas”) pursuant to a lease agreement. In addition, SEMESA holds the concession, together with the corresponding assets linked to the Ponte do Silva Hydropower Plant, located on the São Luiz River, state of Minas Gerais, granted in October 1989 for a 30-year period.

CPFL Sul Centrais Elétricas Ltda (“CPFL Sul Centrais Elétricas”)

CPFL Sul Centrais Elétricas is a Brazilian limited liability company that owns 4 small hydroelectric power plants, all located in the state of Rio Grande do Sul, with total installed generation capacity of 2.7 MW. On March 22, 2006, through Administrative Rule No. 03, 04, 05 and 06, the Ministry of Mines and Energy (“MME”) revalued the PCHs assured energy increasing it from 1.1 MW average to 2.45 MW average.

BAESA — Energética Barra Grande S.A. (“BAESA”) (jointly-controlled)

BAESA is a Brazilian public holding company, engaged in the construction and operation of hydroelectric resources of the Barra Grande power plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul). The total installed generation capacity is 690 MW, according to the concession agreement, equally divided in three power plants that have started commercial operations in November 2005, February 2006 and April 2006. The subsidiary CPFL Geração holds 25.01% of the total capital of BAESA.

Development Stage Companies

CPFL Geração holds interests in new generating ventures, which are expected to be completed by 2010, increasing its installed capacity, proportionately to its equity interest, to 2,087 MW. These projects are:

• CERAN — Companhia Energética Rio das Antas (“CERAN”) (jointly-controlled)

CERAN, a Brazilian private corporation, is engaged in the implementation and operation of hydroelectric resources of the Monte Claro, Castro Alves and 14 de Julho power plants (located in the State of Rio Grande do Sul). Total installed generation capacity of these power plants will be 360 MW. The Monte Claro power plant began operating in December 2004, and the Castro Alves plant will begin in 2007, and the 14 de Julho plant in 2008. The subsidiary CPFL Geração holds 65% of the total capital of CERAN.

• Campos Novos Energia S.A. (“ENERCAN”) (jointly-controlled)

ENERCAN, a Brazilian private corporation, is engaged in the construction and operation of hydroelectric resources of the Campos Novos power plant (located on the Canoas River, in the State of Santa Catarina). The installed capacity is expected to be 880 MW. The first unit started operations on February 3, 2007. The subsidiary CPFL Geração holds 48.72% of the total capital of ENERCAN.

• Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (jointly-controlled)

Foz do Chapecó is a Brazilian private corporation formed to hold an interest of 60% in the Foz do Chapecó Energy Consortium, which is engaged in the construction and operation of hydroelectric resources of the Foz do Chapecó power plant (located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul). The installed capacity is expected to be 855 MW. The construction work started in the 4-th quarter of 2006, with commercial startup estimated to 2010. In 2006, CPFL Geração acquired from Companhia Estadual de Energia Elétrica (“CEEE”) an additional 18.33% interest of Foz do Chapecó, holding a total interest of 85% of its total capital and an inderect share of 51% in the Foz do Chapecó Energy Consortium.

Commercialization activities

CPFL Comercialização Brasil S.A. (“CPFL Brasil”)

CPFL Brasil, is a Brazilian private corporation, whose business purpose is to sell energy, provide associated services, linked with the sale of energy, strategic, institutional and financial advisory services for purchasers and sellers of electric energy and for other organizations operating in the national and international energy sector. CPFL Brasil is authorized to act as an electric power retail agent in the Electric Energy Trading Chamber (“CCEE”).

Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“Clion”)

Clion is a Brazilian limited liability company, whose business purpose is to sell energy and provide services in the energy field. It is authorized to act as a retail agent for electric power in the CCEE.

Sul Geradora Participações S.A. (“Sul Geradora”)

Sul Geradora, is a Brazilian private corporation, with the main purpose of participating in the capitall of other companies. In 2006, the subsidiary CPFL Brasil acquired the total shares (32.75%) that CPFL Serra held on Sul Geradora, holding now a total of 99.95% of Sul Geradora’s total capital.

CPFL Comercialização Cone Sul S.A. (“Cone Sul”)

Cone Sul, former PSEG Trader S.A., acquired from PSEG on June 23, 2006, is a Brazilian private corporation, whose business purpose is to sell energy. Cone Sul is authorized to act as an electric power retail agent in the CCEE.

Other Holding Companys

CPFL Serra Ltda (“CPFL Serra”)

CPFL Serra is a Brazilian limited liability company, whose business purpose is to participate as shareholder or partner in companies in the energy segment, to provide consultancy, logistic support, technical assistance and operational services for power production, distribution and transmission, and other related activities. It currently holds 32.69% of RGE’s total capital.

Nova 4 Participações Ltda (“Nova 4”)

Nova 4 is a Brazilian limited liability company, whose business purpose is to hold interest in the capital of other companies. Since December 28, 2006, Nova 4 has held 99.99% of interest in the capital of Santa Cruz.

Makelele Participações S.A. (“Makelele”)

Makelele is a Brazilian private corporation, whose business purpose is to hold interest in other companies, either exercising control or permanently holding interest with significant investments in their capital.

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

In order to provide a basis for comparison with the financial statements for the period ended December 31, 2006, some subsidiaries made certain reclassifications, basically as a result of the new classifications and rules required by ANEEL, in accordance with Authorization Resolution No.473/2006, which made changes to the Public Electric Energy Service Accounting Manual:

Item	From	To

Tariff Adjustment – Itaipu Purchased	Accounts receivable - note 6	Prepaid Expenses – note 9
Tariff Adjustment – Other	Accounts receivable - note 6	Prepaid Expenses – note 9
Low Income Consumers' Subsidy – Losses	Other receivables - note 11	Prepaid Expenses – note 9
Refinancing of debts	Other receivables - note 11	Accounts receivable –- note 6

In addition to the above effects, reclassifications were made pursuant to CVM Resolution No.489 (Contingent assets and liabilities. For further information see “Reserve for Contingencies”).

The accompanying financial statements for the period ended December 31, 2004, have been adjusted from the statutory financial statements originally published in Brazil to eliminate the effects of deferral of exchange losses arising from the monetary restatement of amounts in Brazilian reais of obligations and receivables denominated in foreign currency that occurred in 2001. The deferral of exchange losses is not accepted under Brazilian Accounting Principles, which require that such losses be charged to income when incurred, but was recorded by CPFL Paulista and RGE in their local books, as allowed by CVM Resolution No. 404 of September 27, 2001. The deferred amount was amortized on the straight-line basis in local books, over a period of four years. These financial statements are not intended to replace the financial statements of the Company and its subsidiaries for statutory and regulatory purposes.

The following table presents the reconciliation of net income for the year ended December 31, 2004, as included in the financial statements for statutory and regulatory purposes and as presented in these financial statements. The adjustments presented below related to: (i) deferred foreign exchange loss not recorded in the Company’s statutory books and, (ii) adjustment related to the Energy Efficiency Program and Research and Development recorded in the Company’s statutory books as prior year adjustment.

Net Income
For the year ended 2004

As presented in the financial statements for regulatory and statutory purposes	278,919
(i) Reversal of amortization of deferred foreign exchange loss	8,253
(ii) Energy Efficiency Program and Research and Development	(18,655)

Total	268,517

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

Use of Estimates

The preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Although these estimates are based on the

Company’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from those estimates.

Consolidation Principles

The Company accounts for investments in jointly-controlled subsidiaries using proportionate consolidation. All notes to the consolidated financial statements have also been prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its jointly-controlled subsidiaries. The use of the proportionate-consolidation method has been approved by the CVM. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company’s consolidated balance sheets and consolidated statements of income, it does not impact the Company’s consolidated shareholders’ equity or net income (loss).

All significant intercompany balances and transactions have been eliminated in these financial statements. Additionally, the accounting policies of CPFL Energia’s subsidiaries have been conformed to those of CPFL Energia. The principal difference in accounting policies relates to the revaluation of property, plant and equipment recorded by RGE, which is reversed in consolidation.

With CPFL Serra’s acquisition in June 2006, the subsidiaries RGE and Sul Geradora are no longer proportionately consolidated. Beginning June 2006, the balance sheet and the statement of income reflect the fully consolidated method.

The consolidated financial statements of CPFL Energia contemplates the indirect subsidiary Santa Cruz using its financial statements as of November 30, 2006, since its balance sheets as of December 31, 2006 were not available in time.

The Company’s subsidiaries, by segment, are as follows:

		2006		2005

		Equity Interest - %		Equity Interest - %

	Consolidation		Indirect		Indirect
Subsidiary	Method	Direct	(*)	Direct	(*)

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	-	100.00
Companhia Luz e Força Santa Cruz (“Santa Cruz”)	Full	-	99.99	-	-
Rio Grande Energia S.A. (**)	Full	-	99.76	-	67.07

Energy Generation
CPFL Geração de Energia S.A	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A	Full	-	100.00	-	100.00
SEMESA S.A	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A	Proportionate	-	85.00	-	66.67
Campos Novos Energia S.A	Proportionate	-	48.72	-	48.72
BAESA — Energética Barra Grande S.A	Proportionate	-	25.01	-	25.01
Makelele Participações S.A	Full	-	100.00	-	-

Energy Commercialization
CPFL Comercialização Brasil S.A	Full	100.00	-	100.00
Clion Assessoria e Comercialização de Energia Elétrica Ltda	Full	-	100.00	-	100.00
Sul Geradora Participações S.A (**)	Full	-	99.95	-	67.23
CPFL Comercialização Cone Sul S.A	Full	100.00	-	-	-

Holding Company
CPFL Serra Ltda	Full	100.00	-		-
Nova 4 Participações Ltda	Full	100.00	-	100.00	-

(*) Refer to the interests held by direct subsidiaries.
(**) In 2005, proportionate consolidation

Revenue Recognition

Electricity distribution revenue are recognized based on tariffs that are regulated by ANEEL, when the electricity is provided (see Note 3 for additional information on the regulatory environment in Brazil). Unbilled revenue from the billing cycle through the end of each month is accrued based on the actual amount of energy provided during the month and the annualized loss rate. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenue from the sale of electricity generation is recorded based on assured energy provided at rates specified under contract terms or prevailing market rates. All revenues are presented in a gross basis and the taxes on revenues are presented as a “Deduction from Operating Revenues”.

No single customer accounted for 10% or more of the Company’s revenues for any of the three years ended December 31, 2006.

Cash and cash equivalents

The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit and liquid investments with original maturities of three months or less to be cash and cash equivalents. Interest earned is accrued to the balance sheet date.

Financial Investments

Financial Investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or fair value. Short-term financial investments represent debt security trading investments with maturities of over three months.

Accounts Receivable

Accounts receivable includes both billed and unbilled supply of electricity to final consumers and to other concessionaires. It also includes amounts related to the regulatory assets of different kinds, recorded on the accrual basis.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is calculated based on an analysis of the Company’s receivables from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (such as public sector entities) that are over 360 days past due. An allowance is also recorded based on an analysis of the balances of the larger customers for which collection is considered doubtful and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.

Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, as applicable, updated to reflect price-level changes related to inflation through December 31, 1995, and are depreciated at annual rates that range from 2% to 20%, in accordance with the nature of the asset.

Interest, other financial charges and inflationary effects related to financing obtained from third parties, invested in fixed assets in progress, are capitalized. As established by specific legislation for Electric Energy Public Service, the interest on capital that financed the fixed assets was capitalized through March 2000. Additionally, through March 2002, the Company capitalized administrative expenses under fixed assets in progress by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets, and beginning 2005, administrative expenses are being capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. The Company decided to recommence capitalization of administrative expenses after technical studies to apportion these expenses.

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

Goodwill

Goodwill recorded on the acquisition of subsidiaries represents the difference between the purchase price paid and the book value of the Company acquired. The goodwill is amortized proportionately to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Monetary Restatement of Assets and Liabilities Indexed to Inflation

Assets and liabilities that are indexed to inflation or exchange rate variations by contract or due to legal provisions are updated to the balance sheet date.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. The Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed 10 years. The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Serra also recorded tax credits referring to the benefit of the goodwill merged by the subsidiaries, which are being amortized in proportion to the projected net income for the remaining period of the concession contract of each investee. For the year 2006, the rates of 5.15%, 5.45% and 2.98%, respectively, were used for the subsidiary CPFL Paulista, CPFL Piratininga and CPFL Serra for realization of this deferred taxes. These rates were determined in a projection approved by ANEEL in 2004 and are subject to periodic review.

Post-retirement benefit obligation

The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations (Fundação CESP and Fundação CEEE de Seguridade Social) to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the Company’s employees.

On December 13, 2000, the CVM enacted Resolution No. 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting for Employees’ Benefit Plans and establishing new accounting practices for computing, recording and disclosing the effects of employee benefit plans in Brazil. CVM Resolution No.371/2000 requires that companies record pension and post-retirement benefits on an accrual basis. In accordance with CVM Resolution No.371/2000, the Company elected to record the actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method and amortized the effect over five years, beginning January 2002.

Reserve for Contingencies

A reserve for contingencies is recognized by the Company’s management based on their assessment evaluating the risks involved in lawsuits in which loss is considered probable and quantified based on economic grounds, as assessed by management and the legal counsel in legal opinions on the existing cases and other contingency-related facts known at the balance sheet dates. The reserve for contingencies is presented, net of its related escrow deposit or blocking pursuant to CVM Resolution No. 489.

Derivatives

The Company enters into swap derivative contracts to manage its exposure to market risk associated with changes in interest and foreign exchange rates. The Company accounts for derivative on an accrual basis. For all periods presented, the Company did not enter into derivative contracts that qualify for hedge accounting.

The Company’s derivative are with counterparties that are high-quality commercial banks with significant experience with such instruments. The Company does not enter into derivative for speculative purposes.

Share and per share information

As required by Brazilian accounting principles, share and per share information refers to the historical number of shares effectively outstanding at the balance sheet date. Earnings per share is determined by dividing the Company’s net income for the year by the number of shares outstanding at year-end.

3. REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded is as follows:

	Current		Noncurrent

	2006	2005	2006	2005

Assets

Accounts Receivable (note 6)
RTE — Extraordinary Tariff Adjustment (a)	210,517	259,988	-	157,024
Free Energy (a)	74,500	102,953	790	181,848
Tariff Review - Remuneration Basis (b.1)	28,484	-	-	-
Tariff Review - Depreciation (b.1)	34,341	-	12,604	33,100
PIS and COFINS - Generators pass-through (b.2)	-	11,534	-	-
Discounts on TUSD and Irrigation (b.5)	31,078	2,412	7,970	-

	378,920	376,887	21,364	371,972
Deferred Cost Variations
Parcel "A" (a)	102,460	-	460,721	486,626
CVA (c)	231,893	486,384	51,957	23,651

	334,353	486,384	512,678	510,277
Prepaid Expenses (note 9)
Tariff Adjustment – Energy purchase from Itaipu (b.2)	13,052	33,238	-	-
Tariff Adjustment – Other (b.2)	17,982	10,917	6,904	-
PIS and COFINS - Generators pass-through (b.2)	22,447	-	3,473	-
Increase in PIS and COFINS (b.3)	47,106	24,380	3,554	17,094
Energy Surpluses and Shortages (b.4)	30,102	27,003	5,467	17,209
Low Income Consumers' Subsidy - Losses (d)	47,393	47,183	-	-

	178,082	142,721	19,398	34,303
Liabilities

Suppliers (note 14)
Free Energy (a)	(103,581)	(90,218)	-	(201,982)
PIS and COFINS - Generators pass-through (b.2)	-	(11,456)	-	-

	(103,581)	(101,674)	-	(201,982)
Deferred Gains Variations
Parcel "A" (a)	-	-	(12,335)	(10,720)
CVA (c)	(162,350)	(262,764)	(58,734)	(1,256)

	(162,350)	(262,764)	(71,069)	(11,976)
Other Liabilities (note 21)
Tariff Review – Remuneration Basis (b.1)	-	(103,182)	-	-
PIS and COFINS - Generators pass-through (b.2)	(15,010)	-	-	-
Increase in PIS and COFINS (b.3)	(30,842)	-	-	-
Low Income Consumers' Subsidy - Gains (d)	(3,964)	(5,400)	(732)	-

	(49,816)	(108,582)	(732)	-

Total	575,608	532,972	481,639	702,594

a) Rationing

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption (”Energy Rationing Program”), which remained in effect between June 2001 and February 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the “Overall Agreement for the Electric Energy Sector”, which introduced an Extraordinary Tariff Adjustment of 2.9% on electric power supply tariffs to rural, public lighting and residential consumers (except those considered to be “low income consumers”) and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electricity sector with the rationing program.

This adjustment is being used to compensate the following regulatory assets recorded:

• Extraordinary Tariff Adjustment (RTE) – Corresponds to the loss of revenue incurred during the rationing period. This asset was determined from a comparison between the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002, and projected revenue for this period not considering the occurrence of the Energy Rationing Program. This asset is monetary restated based on the SELIC rate (measure at simple rate), plus 1% p.a., levied on the amount financed by the National Bank for Economic and Social Development (“BNDES”) corresponding to 90% of the balance approved by ANEEL, and by the SELIC rate published by the Brazilian Central Bank (“BACEN”) on the 10% balance not financed. This asset is amortized by the revenue derived from the extraordinary tariff adjustment net of the Energy from Independent Suppliers parcel passed on to the generators.

Considering that there is a period to recover the RTE established by ANEEL, as of December 31, 2006, the Company recorded an additional provision for losses on the realization of this asset in the amount of R$ 142,918. This provision was made based on income projections prepared periodically, considering market growth, expected inflation, interest and regulatory aspects.

• Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by independent producers and self-producers of energy who recorded an asset to be reimbursed by the consumer through the distributors. The distribution utilities collect the funds from consumers through the extraordinary tariff adjustment and pass them on to the generators. Accordingly, an asset and liability were recorded. These amounts are updated in accordance with ANEEL guidelines, which establishes that the amount financed by the BNDES, shall be monetarily restated by applying the SELIC rate (measure at simple rate) capitalized monthly plus 1% p.a., while only the Selic rate published by the Central Bank of Brazil shall be applied to the amount not covered by this financing.

ANEEL established that 24.9757% and 33.8332%, respectively, of the total extraordinary tariff adjustment collected monthly by CPFL Paulista and CPFL Piratininga, be passed through to the generators.

As a result of the end in the recovery period established by ANEEL, to charge the RTE, an accrued was recorded in the amount of R$ 145,568, regarding Free Energy losses. This accrual was recorded in the “Accounts Receivable” account, set against the “Suppliers” account.

The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the energy rationing program, relating to its share of the Itaipu energy. Accordingly, as of December 31, 2006, the subsidiaries RGE and CPFL Geração have been recognizing a provision of R$ 10,960 (R$ 6,904 in 2005) for losses on the realization of Free Energy, recorded in the account “Other Operating Expenses” (Note 25).

• Parcel “A” – Corresponds to the variation in unmanageable costs, defined as Parcel “A” in the concession contracts, between January 1 and October 25, 2001. These amounts are monetarily restated based on the variation in the SELIC rate.

The periods established for realizing the regulatory assets related to RTE and Free Energy in the subsidiaries CPFL Piratininga and CPFL Paulista ends in January and December of 2007, respectively. After this period, offsetting of parcel “A” will commence using a mechanism similar to that of the Extraordinary tariff adjustment, over the period required to recover the amount recorded.

The state value-added tax (“ICMS”) levied on RTE, corresponding to revenues to be billed, is payable when the increase in rates is billed. Accordingly, CPFL Paulista and CPFL Piratininga only pass through such tax collected from the final consumer for the state authorities, when the amounts are actually billed.

The changes related to the RTE, Free Energy and Parcel “A” balances, from their approval through December 31, 2006, and the changes for 2005 and 2006 are stated below:

		Free Energy (2)		Parcel “A”,

Description	RTE (1)	Asset	Liability	net (3)

Ratified Amount	884,531	355,333	339,930	263,314
Assets included due to acquisition of equity interest in subsidiaries	-	3,380	1,503	3,187
Accumulated Monetary Restatement	678,077	250,442	254,563	339,471
Provision for Losses	(142,918)	(156,528)	(145,568)	-
Amount Amortized	(1,209,173)	(377,337)	(346,847)	(55,126)

Balances as of December 31, 2006	210,517	75,290	103,581	550,846

(1) ANEEL Resolutions No.480/02, 481/02 and 01/04.
(2) ANEEL Resolutions No.483/02 and 01/04.
(3) ANEEL Resolutions No.482/02 and 01/04.

		Free Energy		Parcel “A”,

Description	RTE	Asset	Liability	net

Balances as of December 31, 2004	599,711	291,128	321,712	399,753
Monetary Restatement	160,346	101,387	94,085	76,153
Provision for Losses	(84,902)	(6,904)	-	-
Realization/Payment	(258,143)	(100,810)	(123,597)	-

Balances as of December 31, 2005	417,012	284,801	292,200	475,906
Assets included due to acquisition of equity interest	-	1,395	1,503	3,187
Monetary Restatement	51,488	43,669	58,519	71,753
Provision for Losses	-	(146,606)	(145,568)	-
Realization/Payment	(257,983)	(107,969)	(103,073)	-

Balances as of December 31, 2006	210,517	75,290	103,581	550,846

b) Tariff Review and Tariff Adjustment

b.1) Periodic Tariff Review of 2003

CPFL Paulista

In April 2005, ANEEL ratified the final result of the first periodic tariff review of April 2003 (previously on a provisional basis, at a percentage of 21.10%) for the subsidiary CPFL Paulista and established that the electricity supply tariffs should be fixed at 20.29% . It also established the Xe factor (reflecting the productivity gains) at 1.1352% to be applied as a reduction of the “Parcel B” manageable costs for subsequent annual tariff adjustments until the next periodic review in April 2008.

With the approval of the regulatory remuneration basis and the reintegration quota, the subsidiary CPFL Paulista recognized a liability (Note 23) recorded against a reversal of Revenue from Electricity Sales in the amount of R$ 48,888 (Note 23) and amortized the entire liability in the same accounts through April 2006.

Additionally, the subsidiary CPFL Paulista has recognized a regulatory asset that updated to December 31, 2006 totaled R$ 46,945 (R$ 33,100 as of December 31, 2005), recorded against “Revenue from Electricity Sales” (note 23). This regulatory asset arises from the difference noted in the ratification of the tariff as a result of the review of the regulatory annual depreciation rate of 4.64%, used by ANEEL to calculate the reintegration quota and the annual percentage of 4.85%, calculated by the subsidiary CPFL Paulista based on information provided to the granting authority. In 2006, ANEEL recognized the existence of the difference in favor of the subsidiary and ruled that this regulatory asset will be considerated in the next tariff adjustment of 2007.

CPFL Piratininga

On October 22, 2003, ANEEL determined, on a provisional basis, the periodic tariff review for CPFL Piratininga at a rate of 18.08% . However, to maintain the economic and financial equilibrium of the concession contract, the authorized tariff adjustment that took effect in 2003 was 14.68% .

On October 18, 2004, ANEEL changed the above tariff review to 10.51%, still on a provisional basis and CPFL Piratininga recognized a liability in the amount of R$ 81.182 in 2004 recorded against a reversal of Revenue from Electricity Sales. On October 18, 2005, ANEEL finally ratified the first periodic tariff review of October 2003 of the subsidiary CPFL Piratininga, and it was established that the electricity electric tariffs and supply would be adjusted by 9.67%

Accordingly, to reflect the final percentage defined, the subsidiary CPFL Piratininga increased, in 2005, the provision for the regulatory liability for the new percentage of 9.67%, in the amount of R$ 31,798 (Note 23), recorded against Revenue from Electricity Sales.

On October 19, 2006, through Ratification Resolution No.385, and in answer to the request made by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL altered the amounts of the remuneration basis of CPFL Piratininga approved in October 2005, and consequently, the result of the first tariff review of October 2003, which had been final, once again became provisional. Through this alteration, ANEEL decided that the electricity supply tariffs of the subsidiary CPFL Piratininga should be reset at 10.14% . It also established the provisional value of the “Xe” factor, which reflects productivity gains at 0.8571%, to be applied as a reduction factor for “Parcel B” manageable costs, for subsequent annual tariff adjustments. The final percentage should be established upon definition of the final percentage of the tariff adjustment.

Accordingly, to reflect the new provisional percentage approved by ANEEL, CPFL Piratininga recognized a regulatory asset of R$ 26,970 (Note 23), including the effects of PIS and COFINS, recorded against Revenue from Electricity Sales.

ANEEL Resolution No.336, of August 16, 2001, referring to consent to the request for spin-off of Bandeirante Energia S.A. and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first tariff review, the lower of the tariff adjustments for the two concessionaires would apply. As Bandeirante obtained an index of 10.14% and the subsidiary CPFL Piratininga an index of 11.52%, the index of 10.14% prevailed.

b.2) Tariff Adjustment of 2006

CPFL Paulista

Through Ratification Resolution No.313, of April 6, 2006, ANEEL established the average annual tariff adjustment of the subsidiary at an average of 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components. The financial components are basically Deferred Tariff Cost and Gain Variations (“CVA”), energy surpluses and shortages, monetary restatement of purchase costs of energy from Itaipu and discounts on collection of the Tariff for Use of the Distribution System (TUSD).

Of the financial components passed through to the tariff, regulatory assets were constituted in 2006 in relation to the purchase costs of energy from Itaipu not included in the 2005 adjustments, amounting to R$ 15,152 (R$ 33,238 as of December 31, 2005), and other regulatory assets totaling R$ 1,863. With regard to energy surpluses and shortages and TUSD see items b.4 and b.5.

Additionally, in Official Letter No.332/ANEEL, of December 26, 2006, ANEEL corrected and increased the CVA asset included in the 2006 tariff adjustment. Accordingly, as of December 31, 2006, the subsidiary CPFL Paulista recognized a “pro rata” asset of R$ 18,373, recorded in “Prepaid Expenses”, against the “Operating Revenue” account.

ANEEL also took into account application of the provisions of art. 109 of Law No.11.196/2005, and ordered the refund by the generators, in 12 monthly installments beginning May 2006, the amount of R$ 32,869 received as a result of the effects of the PIS and COFINS increase passed through to consumers during the previous tariff period. Accordingly, the subsidiary CPFL Paulista recorded an asset against Cost of Electricity (note 24), equivalent to the amount to be refunded to consumers recorded in liabilities (note 21), against income from electricity (note 23). Additionally, on June 5, 2006, ANEEL corrected the amount to be returned by the generators to R$ 19,932, while maintaining the amount of R$ 32,869 to be refunded to consumers. The difference will be reimbursed in the next tariff adjustment in 2007.

CPFL Piratininga

Through Ratification Resolution No.386, of October 19, 2006, ANEEL set the annual tariff adjustment of the subsidiary at an average percentage of 10.79%, broken down as follows: 4.40% refers to the annual tariff adjustment and 6.39% to the financial components. The main external components include CVA, energy surpluses and shortages, the PIS and COFINS increase, discounts on collection of the Tariff for Use of the Distribution System (TUSD) and the effects of the tariff review mentioned in the previous item.

ANEEL also took into account application of the provisions of art. 109 of Law No.11.196/2005, and ordered the refund by the generators, in 12 monthly installments beginning November 2006, of the amount of R$ 7,764 received as a result of the effects of the PIS and COFINS increase passed on to consumers during the previous tariff period. Accordingly, CPFL Piratininga recorded an asset, against cost of electricity (note 24), equivalent to the amount to be refunded to consumers recorded in liabilities, against Income (Note 23).

RGE

Through Ratification Resolution No.320, of April 18, 2006, ANEEL established the annual tariff adjustment of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, of which 5.07% refers to the annual tariff adjustment and 5.13% to the financial tariff components outside the annual adjustment. The main external components are the CVA and the discount on the TUSD.

ANEEL also notified, in Official Letter No.177/ANEEL, of July 28, 2006, that there were errors in the adjustment calculation data-base for the 2006 annual tariff adjustment of 10.19% of the indirect subsidiary RGE. Through December 31, 2006, RGE recorded a “pro rata” asset of R$ 5,406, recorded in “Prepaid Expenses”, against the “Operating Revenue” account.

b.3) Regulatory Asset resulting from the adjustment in PIS and COFINS

Refers to the difference between the costs of the PIS and COFINS amounts calculated by applying the current legislation and those incorporated in the tariff. Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing held by ANEEL on July 20, 2005 (ANEEL call notice No.014/2005). In view of their provisional nature, these amounts are subject to change at the time of the final approval by the regulatory agency.

CPFL Piratininga

In accordance with Ratification Resolution No.386, of October 19, 2006, ANEEL approved passing through to the tariff the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs. Part of that amount had already been taken into consideration in 2005, and the difference of R$ 30,842 was recorded in the year in the “Prepaid expenses” account.

In view of the provisional nature of these amounts, and the discussions regarding the nature of the credit, on a conservative basis, the subsidiary CPFL Piratininga decided to record a liability of the same amount (Note 21).

b.4) Energy Surpluses and Shortages:

The electricity distribution concessionaires are required to guarantee 100% of their energy and electricity market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass through to tariffs the cost or income from excess or shortage of electricity of the electricity distribution concessionaires, limited to 3% of the energy load requirement.

The net energy surpluses, for 2006, were made available to the CCEE for spot market sale, and were consequently settled at the spot market price, which is lower than the average price defined in the Tariff Adjustment Index.

The price difference between the cost of the surplus energy and the actual sale value on the spot market is being recorded as Prepaid Expenses against Cost of Electric Energy (Note 24).

b.5) Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD regarding of supplying electricity from alternative sources, pursuant to ANEEL Resolution No.77, of August 18, 2004 and on irrigation and aquaculture, in accordance with ANEEL Resolution No.207, of January 9, 2006. These assets were recorded in “Consumers” and recorded against the “Operating Income” account, which will be considered in the next annual tariff adjustment.

The following table states the changes in the items described above in relation to the Tariff Review and Adjustments:

	Tariff Review -	Tariff Review -	Tariff	Tariff	PIS and COFINS - Generators		Increase in PIS and COFINS		Energy	Discounts on
Description	Remuneration	Depreciation	Adjustment -	Adjustment	Pass-through (b.2)		(b.3)		Surpluses or	the TUSD and	Total

	Basis (b.1)	(b.1)	Itaipu	Other (b.2) (1)	Asset (2)	Liability (3)	Asset	Liability	Shortages (b.4)	Irrigation (b.5)
			Purchase(b.2)

Balance as of December 31, 2004	(71,113)	-	-	-	-	-	45,239	-	-	2,359	(23,515)
Constitution	(80,686)	28,442	33,339	21,626	22,958	(22,958)	20,808	-	44,212	4,009	71,750
Restatement	(145)	4,658	(101)	-	-	-	243	-	-	-	4,655
Amortization	48,762	-	-	(10,709)	(11,424)	11,502	(24,816)	-	-	(3,956)	9,359

Balance as of December 31, 2005	(103,182)	33,100	33,238	10,917	11,534	(11,456)	41,474	-	44,212	2,412	62,249
Assets included due to acquisition of equity interests (note 1)	6,686	-	-	-	70	-	12,389	-	-	107	19,252
Constitution	26,970	10,402	15,152	25,642	40,522	(40,633)	30,842	(30,842)	13,986	46,792	138,833
Restatement	-	3,443	277	607	-	-	1,079	-	-	425	5,831
Amortization	98,010	-	(35,615)	(12,280)	(26,206)	37,079	(35,124)	-	(22,629)	(10,688)	(7,453)

Balance as of December 31, 2006	28,484	46,945	13,052	24,886	25,920	(15,010)	50,660	(30,842)	35,569	39,048	218,712

(1)
From the total amount of R$ 21,626 recognized in 2005, R$ 2,088 were recorded as Operating Revenue, R$ 16,236 as Deductions from Operating Revenue and R$ 3,302 as Operating Expense.The effects of the Tariff Adjustment amortization, were classified as: R$3,122 (R$328 in 2005) as Operating Revenue, R$ 7,062 (R$ 9,174 in 2005) as Deductions from Operating Revenue and R$ 2,096 (R$ 1,207 in 2005) as Operating Expense.

(2)
From the total amount of R$ 40,522 registered in 2006, R$ 9,030 (R$ 22,958 in 2005) was registered as Operating Revenue and R$ 31,492 as Cost of Electric Energy. The effects of amortization were recorded as: R$ 11,534 (R$ 11,424 in 2005) as Operating Revenue and R$ 14,672 as Accounts Receivable.

(3)
From the total amount of R$ 40,633 registered in 2006, R$ 32,869 was registered as Operating Revenue and R$ 7,764 as Cost of Electric Energy. The effects of amortization were recorded as: R$ 25,623 as Operating Revenue and R$ 11,456 (R$ 11,502 in 2005) as Accounts Payable.

c) Deferred Cost and Gain Variations (“CVA”)

Refer to the compensation mechanism defined by ANEEL, for the variations occurred in unmanageable costs incurred by electric power distribution utilities. These variations are calculated by the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increase adjustments.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account — CCC, (vi) payment quota to the Energy Development Account — CDE and (vii) Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are monetarily restated based on the SELIC rate.

During the year, the subsidiaries changed the CVA classifications corresponding to the transfers stated in the following table to improve the controls and presentation. These transfers have no effect on the statement of income, shareholders' equity and working capital of the subsidiaries.

			Changes

	Balance as of December 31, 2005	Assets included due to acquisition of equity interests	Deferral	Amortization	Restatement	Transfer	Balance as of December 31, 2006

ASSET
Energy Purchased	266,597	8,066	217,981	(236,493)	27,214	(98,262)	185,103
System Service Charge	134,856	6,001	(20,447)	(120,967)	12,087	25,996	37,526
Fuel Consumption Account – CCC	50,202	8,372	51,235	(73,811)	9,218	(15,312)	29,904
Energy Development Account - CDE	58,380	4,708	23,472	(63,670)	8,427	-	31,317

Total	510,035	27,147	272,241	(494,941)	56,946	(87,578)	283,850

LIABILITY
Energy Purchased	(246,453)	(2,859)	(177,267)	180,775	(18,793)	98,262	(166,335)
System Service Charge	-	(68)	(28,348)	2,134	(2,153)	(25,996)	(54,431)
Fuel Consumption Account – CCC	(17,567)	(553)	(7,462)	10,888	(936)	15,312	(318)

Total	(264,020)	(3,480)	(213,077)	193,797	(21,882)	87,578	(221,084)

d) Low Income Consumers’ Subsidy

Law No. 10,438, of April 26, 2002, and Decree No. 4,336, of August 15, 2002, established new guidelines and criteria for the classification of consumer units in the low-income residential sub-class. This new methodology for calculating the subsidy established by ANEEL has been applied monthly since May 2002. The amounts calculated using this new methodology, after ratification by ANEEL, observe the following criteria for settlement:

• For the months in which losses by the concessionaire are calculated, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental Institution), via the Energy Development Account (CDE).

• For the months in which gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The changes in the balances in 2005 and 2006 are as follows:

	Asset	Liability

Balances as of December 31, 2004	43,995	(5,175)
Loss (Gain) of Revenue	20,729	(2,781)
Amortization Tariff Adjustment	-	3,381
Amounts ratified by ANEEL	(17,541)	-
Monetary Restatement	-	(825)

Balances as of December 31, 2005	47,183	(5,400)
Assets included due to acquisition of equityinterest (note 1)	1,389	(1,840)
Loss (Gain) of Revenue	21,058	(1,357)
Amortization of Tariff Adjustment	-	4,134
Amounts ratified by ANEEL	(22,237)	-
Monetary Restatement	-	(233)

Balances as of December 31, 2006	47,393	(4,696)

4. CASH AND CASH EQUIVALENTS

	2006	2005

Bank deposits	259,359	219,989
Temporary cash investments	281,005	458,791

Total	540,364	678,780

Temporary cash investments represent transactions with Brazilian financial institutions, the majority of which earn interest according to the variation of the CDI, contracted under normal market conditions and interest rates, and are available for use in the operations of the Company and its subsidiaries.

5. FINANCIAL INVESTMENTS

In April 2005, through a Private Granting of Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP — Companhia Energética de São Paulo (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds arising from the acquisition of energy produced by that company for CPFL Brasil.

The Credit acquired by the Company earns interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2006 is R$ 132,516 (R$ 130,604 in 2005), of which R$ 28,615 (R$ 22,923 in 2005) is classified as current assets.

The remaining balance in current assets refers to debt security trading investments with maturities of over 90 days that may be redeemed, subject to fair value.

6. ACCOUNTS RECEIVABLE

The balance, principally derived from electricity sales, is comprised as follows:

		Past-due	Past-due
		up to 90	over 90	Total

Consumer Classes	Current	days	days	2006	2005

Current
Residential	215,934	135,896	19,315	371,145	328,423
Industrial	192,373	61,639	50,785	304,797	268,129
Commercial	102,835	44,946	25,807	173,588	140,163
Rural	27,762	5,765	1,735	35,262	28,507
Public Administration	26,709	9,026	4,014	39,749	35,971
Public Lighting	23,561	7,109	49,886	80,556	57,742
Public Services	28,701	11,024	7,901	47,626	32,423

Billed	617,875	275,405	159,443	1,052,723	891,358
Unbilled	444,389	-	-	444,389	335,613
Financing of Consumers’ Debts (a)	50,685	5,390	22,138	78,213	41,639
Regulatory asset (note 3)	378,920	-	-	378,920	376,887
CCEE Transactions (b)	19,793	-	-	19,793	7,355
Concessionaires and Licensees (c)	20,096	49,388	-	69,484	98,967
Other	81,446	-	-	81,446	48,737

Total	1,613,204	330,183	181,581	2,124,968	1,800,556

Noncurrent
Financing of Consumers’ Debts (a)	101,930	-	-	101,930	114,155
CCEE Transactions (b)	41,616	-	-	41,616	44,296
Regulatory asset (note 3)	21,364	-	-	21,364	371,972
Other	273	-	-	273	-

Total	165,183	-	-	165,183	530,423

a) Financing of Consumers’ Debts

Refers to the negotiation of past-due accounts receivable from consumers, principally public entities. Some of these receivables have payment guaranteed by the debtors by passing on ICMS revenue with bank intervention. Provisions are recognized for doubtful accounts based on the best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (Note 7).

b) CCEE transactions

These amounts refer to sales on the electricity spot market between distribution and generation companies that are settled by the CCEE, related to the period from September 2000 to December 2006. The transactions were recorded based on information provided by the CCEE and the balance receivable as of December 31, 2006 principally comprises: (i) R$ 897 for legal adjustments, established as a result of lawsuits brought by agents in the sector; (ii) R$ 8,096 for lawsuits contesting the CCEE’s accounting for the period from September 2000 to December 2002; (iii) R$ 35,786 for provisional book entries established by CCEE; (iv) R$ 4,266 for amounts negotiated bilaterally, pending settlement, and (v) 12,364 for estimates made by the subsidiaries for periods not yet provided by the CCEE. The Company considers that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

c) Concessionaries and Licensees

Refers basically to balances receivable regarding the supply of electricity to other Concessionaires and Licensees by the subsidiaries Semesa and CPFL Brasil, as well as for various transactions that have been set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2006, 2005 and 2004 are as follows:

Balance as of December 31, 2003	(40,581)
Additional allowance recorded	(91,091)
Recovery of Assets	22,374
Write-off of Accounts Receivable	58,878

Balance as of December 31, 2004	(50,420)
Additional allowance recorded	(91,918)
Recovery of Assets	28,025
Write-off of Accounts Receivable	59,952

Balance as of December 31, 2005	(54,361)
Assets included due to acquisition of equity interests (note 1)	(12,767)
Additional allowance recorded	(111,494)
Recovery of Assets	28,170
Write-off of Accounts Receivable	50,843

Balance as of December 31, 2006	(99,609)

8. RECOVERABLE TAXES

The balances as of December 31, 2006 and 2005 are as follows:

	2006	2005

Current
Social Contribution Tax prepayments (CSLL)	4,020	13,411
Income Tax prepayments (IRPJ)	7,219	35,451
Social Contribution and Income Taxes credits	11,159	42,543
Withholding Income Tax (IRRF)	67,303	53,149
ICMS (state VAT)	43,820	33,338
PIS (tax on revenue)	5,994	2,155
COFINS (tax on revenue)	28,343	6,779
INSS (social security)	330	1,017
Other	2,765	929

Total	170,953	188,772

Noncurrent
Social Contribution Tax (CSLL)	22,846	20,512
Income Tax (IRPJ)	9,477	8,492
PIS (tax on revenue)	3,898	2,787
COFINS (tax on revenue)	6,588	-
ICMS (state VAT)	60,240	45,533

Total	103,049	77,324

In 2006, the subsidiaries CPFL Paulista, CPFL Piratininga and RGE recorded PIS and COFINS credits of R$ 4,667, R$ 8,208 and R$ 4,458, respectively, under financial income (Note 26), due to the final favorable decision in the lawsuits challenging the legality of the increase in the tax basis for PIS and COFINS.
For the indirect subsidiaries SEMESA, CPFL Centrais Elétricas, CERAN and BAESA, the publication of Law No.11.196/2005 consolidated the concept of contracts with pre-determined prices, which consequently, in 2006, resulted in the classification of energy supply contracts within the cumulative system. Therefore, these energy supply contracts are subject to a PIS rate of 0.65% and a COFINS rate of 3%, effectively retroactively beginning November 1, 2003. As a result of the new tax rule, the taxes were recalculated and the differences determined were treated as overpayments, which are restated based on the SELIC, and will be offset in the first quarter of 2007.

In noncurrent assets, the balance of “Social Contribution Tax” refers to the favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista which was recognized, in 2004. The subsidiary CPFL Paulista is still awaiting the result of administrative proceedings in the Federal Revenue Service regarding the offset of the credit.

9. PREPAID EXPENSES

	As of December 31,

	Current		Noncurrent

	2006	2005	2006	2005

Regulatory Asset (Note 3)	178,082	142,721	19,398	34,303
Other	13,157	6,631	9,371	3,884

Total	191,239	149,352	28,769	38,187

10.DEFERRED TAXES

    Composition of deferred income and social contribution taxes:

	2006	2005

Social Contribution Tax:
Tax Loss Carryforwards	45,557	66,408
Tax Benefit on Merged Goodwill	169,809	171,724
Temporarily Nondeductible Differences	74,983	51,048

Subtotal	290,349	289,180

Income Tax:
Tax Loss Carryforwards	101,300	166,756
Tax Benefit on Merged Goodwill	490,722	497,211
Temporarily Nondeductible Differences	212,986	165,294

Subtotal	805,008	829,261

Other	2,190	-

Total	1,097,547	1,118,441

Current assets	188,942	-
Noncurrent assets	908,605	1,118,441

Total	1,097,547	1,118,441

The expected recovery of the deferred tax credits derived from tax loss carryforwards and temporary nondeductible expenses is based on the income projections prepared by the Company and its subsidiaries, which were approved by the respective fiscal council and boards of directors.

Temporarily nondeductible differences are as follows:

	Social contribution tax		Income tax
	(CSLL)		(IRPJ)

	2006	2005	2006	2005

Reserve for contingencies	15,804	11,347	47,060	53,512
Post-retirement benefit obligation	7,566	6,985	22,011	20,398
Allowance for doubtful accounts	9,349	5,555	27,587	15,430
Provision for Losses on Realization of RTE	10,195	7,952	28,317	22,087
Research and Development and Energy Efficiency Programs	8,457	13,689	23,491	38,024
Accounts receivable from government entities	6,398	1,990	17,773	5,528
Profit sharing	3,290	937	9,821	3,286
Differences in depreciation rates due to property, plant and equipment revaluation	10,053	-	27,925	-
Other	3,871	2,593	9,001	7,029

Total	74,983	51,048	212,986	165,294

Reconciliation of income and social contribution taxes, reported in the statement of income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004

	Social		Social		Social
	contribution	Income tax	contribution	Income tax	contribution	Income tax
	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)

Income before taxes	2,171,091	2,171,091	1,430,541	1,430,541	568,096	568,096
Statutory tax rates	9%	25%	9%	25%	9%	25%

Tax expense at statutory tax rates	(195,398)	(542,773)	(128,749)	(357,635)	(51,129)	(142,024)
Nondeductible goodwill amortization	(5,640)	(34,720)	(5,503)	(29,390)	(3,962)	(24,951)
Nondeductible supplementary monetary restatement	(1,721)	-	(2,185)	-	(2,815)	-
Nondeductible pension income	-	-	5,540	15,390	-	-
CSLL 88 Judicial lawsuit	-	-	-	-	(946)	(2,627)
Realization (accrual) of allowance for loss on Investment	(15)	(41)	11,982	33,282	-	-
Dividends received from noncontrolling investments	420	1,167	831	2,308	79	220
Differences in depreciation rates due to property, plant and equipment revaluation	5,330	14,805	(1,501)	(4,170)	(1,548)	(4,299)
Interest on shareholders’ equity	-	-	17,150	47,638	598	1,662
Other additions/deductions, net	(494)	(2,283)	(1,836)	(2,864)	(631)	1,331

Subtotal Tax (expense) Benefit	(197,518)	(563,845)	(104,271)	(295,441)	(60,354)	(170,688)
CSLL 88 Judicial lawsuit	-	-	-	-	10,508	-
Recognized tax loss carryforwards	9,700	17,400	14,824	59,000	-	-
Unrecognized tax loss carryforwards	-	-	(2,925)	(7,520)	(7,549)	(16,245)

Total Tax expense	(187,818)	(546,445)	(92,372)	(243,961)	(57,395)	(186,933)

Current tax expense	(172,998)	(477,036)	(101,787)	(287,008)	(68,562)	(220,018)
Deferred tax benefit	(14,820)	(69,409)	9,415	43,047	11,167	33,085

The “non-deductible goodwill amortization” refers to the amortized goodwill from the investees, which is nondeductible for tax purposes.

“Differences in depreciation rates due to property, plant and equipment revaluation” - refers mainly to the difference between the depreciation rate used by the indirect subsidiary RGE, as a result of the revaluation of assets and that applied to the equity of the subsidiary CPFL Paulista. The lower depreciation of the indirect subsidiary RGE generates additional income and social contribution taxes, and beginning 2006, these taxes have been deferred in the consolidated financial statements.

“CSLL 88 Judicial Lawsuit” refers to the final ruling in favor of CPFL Paulista in a lawsuit related to overpayments made during 1989. The tax benefit was recognized during 2004 and classified in the statement of income, as a reduction in the social contribution tax account. This amount is taxable for Income and Social Contribution Tax purposes.

“Realization of Allowance for Loss on Investment” — in 2005, RGE disposed of its subsidiary Sul Geradora Participações, and accordingly the previously established provision for loss on investment became deductible.

“Unrecognized tax loss carryforwards” is related to the loss of the subsidiary Sul Geradora Participações and the lack of sufficient future taxable income for realizing the credits, according to the income projections prepared by the investee.

“Recognized tax loss carryforwards” refers to a tax credit recognized in the Parent Company related to tax loss carryforwards, based on expectations of the generation of income and social contribution taxes payable in the future over a period of 10 years.

11.OTHER

The composition of the balance is as follows:

	Current		Noncurrent

	2006	2005	2006	2005

Receivables from CESP (a)	22,121	24,239	54,727	83,882
Employees	-	15,893	-	-
Advances - Fundação CESP	5,046	9,287	-	-
Pledges, Funds and Tied Deposits	6,208	16,887	71,113	31,888
Receivables from BAESA (b).	16,755	-	-	-
Orders in Progress	8,706	6,171	5,266	-
Services Rendered to Third Parties	22,122	17,547	10	1,103
Reimbursement RGR	3,267	3,723	545	457
Advance Energy Purchase Agreements	2,918	7,343	1,600	3,749
Other	22,866	33,487	8,796	16,813

Total	110,009	134,577	142,057	137,892

a)
Receivables from CESP: Refers to receivables from CESP by the subsidiary CPFL Paulista, arising from balances in the recoverable income account transferred to that company in 1993. The balance is monetarily restated according to the variation of the US dollar, plus interest calculated on 50% of quarterly Libor and a spread of 0.40625% p.a., through two installments per year with final maturity in December 2009.

b)
Receivables from BAESA: In 2006, it was granted by the shareholders of BAESA, the right of CPFL Geração to recognize a higher percentage of equity interest when compared to the its total capital held in that jointly-controlled subsidiary. This receivable will be subject to settlement when a future corporate reestructure occurs (see note 33.1) .

12. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2006 and 2005, the composition of Property, plant and equipment is as follows:

		2006			2005

			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net

In Service:
— Distribution		6,794,796	(3,506,471)	3,288,325	2,808,911

Intangible Assets (a)	20	139,717	(40,223)	99,494	103,610
Land		50,184	-	50,184	47,726
Buildings, Constructions and Improvements	2 and 4	178,383	(100,758)	77,625	73,462
Machinery and Equipment	2 to 10	6,336,722	(3,300,660)	3,036,062	2,564,559
Vehicles	10 and 20	61,775	(47,996)	13,779	9,339
Furniture and Fixtures	10	28,015	(16,834)	11,181	10,215

— Generation		785,797	(116,853)	668,944	555,136

Intangible Assets (a)	20	1,724	(68)	1,656	945
Land		12,035	-	12,035	3,934
Reservoirs and Dams	2 to 5	274,748	(26,225)	248,523	240,761
Buildings, Constructions and Improvements	2 and 4	150,810	(27,092)	123,718	103,251
Machinery and Equipment	2 to 10	343,575	(62,141)	281,434	204,693
Vehicles	10 and 20	1,244	(416)	828	863
Furniture and Fixtures	10	1,661	(911)	750	689

— Commercialization		174,030	(70,043)	103,987	62,808

Intangible Assets (a)	20	9,459	(3,633)	5,826	3,863
Land		120	-	120	93
Buildings, Constructions and Improvements	2 and 4	10,479	(7,992)	2,487	2,551
Machinery and Equipment	2 to 10	146,239	(54,794)	91,445	53,679
Vehicles	10 and 20	3,219	(1,934)	1,285	1,155
Furniture and Fixtures	10	4,514	(1,690)	2,824	1,467

— Administration		199,220	(129,366)	69,854	62,624

Intangibles Assets (a)	20	73,952	(49,573)	24,379	20,349
Land		2,197	-	2,197	1,670
Buildings, Constructions and Improvements	2 and 4	41,950	(23,544)	18,406	16,264
Machinery and Equipment	2 to 10	39,694	(27,637)	12,057	8,534
Vehicles	10 and 20	5,584	(4,189)	1,395	1,148
Furniture and Fixtures	10	35,843	(24,423)	11,420	14,659

Subtotal		7,953,843	(3,822,733)	4,131,110	3,489,479

(a)	refers mainly to softwares and rights of way.

continues

		2006			2005

			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net

				(Continued)
In Progress
— Distribution		250,828	-	250,828	137,601
— Generation		1,072,026	-	1,072,026	866,952
— Commercialization		17,328	-	17,328	7,376
— Administration		21,469	-	21,469	20,983

Subtotal		1,361,651		1,361,651	1,032,912

Assets Leased to Third Parties
— Land		4,675	-	4,675	4,675
— Reservoirs and Dams	2	105,230	(18,418)	86,812	88,852
— Buildings, Constructions and Improvements	3.83	523,039	(98,830)	424,209	435,635
— Machinery and Equipment	5.93	306,791	(78,229)	228,562	237,219
— Vehicles	20	92	(92)	-	2
— Other	20	91	(29)	62	60

Subtotal		939,918	(195,598)	744,320	766,443

Total Property, Plant and Equipment		10,255,412	(4,018,331)	6,237,081	5,288,834

Special Obligations				(791,387)	(640,997)

Property, Plant and Equipment, net				5,445,694	4,647,837

The assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of ANEEL, which regulates the electric energy utility concession assets, giving prior authorization for not restricting assets not linked to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

The average depreciation rate of property, plant and equipment is approximately 5.0% per year for distributors and 2.5% per year for generators.

Fixed assets in progress - Of the balance as of December 31, 2006, R$ 1,044,193 refers to projects in the construction stage, as follows:

				FOZ DO
	CERAN	ENERCAN	BAESA	CHAPECÓ	TOTAL

Plant under construction as of December 31, 2006	454,922	1,471,786	2,053	36,330	1,965,091
Company’s proportionate share in each plant	295,699	717,100	513	30,881	1,044,193

The interest corresponding to the loans taken by these projects to finance the construction is being capitalized. In 2006, 2005 and 2004 the Company capitalized interest amounting to R$ 53,630, R$ 53,757 and R$ 46,231, respectively.

Assets leased to third parties - These assets relate mainly to the Serra da Mesa power plant. The concession to operate this plant is held by Furnas. Pursuant to a lease contract, the Company constructed part of the plant and subsequently leased it to the concessionaire for a period of 30 years, ending in 2028 (the “Serra da Mesa Lease”). The lease agreement gives the Company the right to 51.54% of the total assured energy sold by the plant. The Company has entered into a 15-year contract to sell this energy to Furnas. The contract provides for an initial price per MWh, which is adjusted based on the IGP-M. The sales contract expires in 2014.

Special Obligations Linked to Electric Energy Utility Concession - Special obligations linked to electric energy utility concession represent amounts received principally from the Federal, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. In accordance with ANEEL Resolution No.234, October 31, 2006, which establishes the principles for holding the second cycle of the periodic tariff review, in October 2007 for the subsidiary CPFL Piratininga and in April 2008 for the subsidiaries CPFL Paulista and RGE, the special obligations will be amortized, based on this review, using the depreciation rates applied for depreciation of the Property, plant and equipment.

Public Utilities - Upon signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó assumed obligations with the Federal Government in relation to the granting of the concession, due from the 7th to the 35th year of the concession (8th year for Foz do Chapecó), as “ Public Utilities”, adjusted yearly based on inflation (IGP-M). The balances as of December 31, 2006, are as follows:

	Annual amount		Total amount		Payment

		CPFL		CPFL	Number of Parcel
	Total	Geração's	Total	Geração's		Begin	Final
Companies		interest		interest

CERAN	5,702	3,706	165,358	107,483	348	March/2007	February/2036
ENERCAN	1,494	728	41,832	20,381	341	June/2006	October/2034
BAESA	13,845	3,462	401,505	100,400	348	June/2007	May/2036
FOZ DO CHAPECÓ	30,946	15,782	866,488	441,909	336	December/2008	November/2036

TOTAL	51,987	23,678	1,475,183	670,173

The subsidiaries will record the concession amounts in expenses, upon the start of payments, according to realization, which is close to the estimated start of operations.

13.GOODWILL

The composition of the goodwill account is as follows:

	2006			2005

		Accumulated
	Cost	Amortization	Net value	Net value

CPFL Paulista (a)	1,366,059	(169,656)	1,196,403	1,268,739
RGE (b)	1,120,266	(659,097)	461,169	319,375
RGE (c)	756,443	(268,917)	487,526	516,759
CPFL Piratininga (d)	154,827	(9,417)	145,410	154,826
Semesa (e)	426,450	(157,392)	269,058	291,911
CPFL Geração (f)	54,555	(4,688)	49,867	53,242
Foz do Chapecó	7,319	-	7,319	770
Enercan	10,233	-	10,233	10,232
Baesa	3,081	(223)	2,858	3,076
Clion	98	(18)	80	91
CPFL Serra (g)	58,329	(153)	58,176	-
CPFL Cone Sul (g)	(1,337)	-	(1,337)	-
CPFL Missões (g)	(109)	-	(109)	-
RGE (g)	8,315	(129)	8,186	-
Santa Cruz (h)	111,794	-	111,794	-
Makelele	10	-	10	-

Total	4,076,333	(1,269,690)	2,806,643	2,619,021

a) Acquisition of CPFL Paulista

The goodwill was created during the CPFL Paulista acquisition process begun in November of 1997 as part of the privatization of the electric energy operations in the state of São Paulo, followed by a Brazilian public offering that took place in November 1999 and completed in 2005, with the acquisition of shares held by the minority shareholders, upon which CPFL Paulista became a wholly-owned subsidiary of CPFL Energia.

b) RGE — DOC 3 Transaction

The goodwill was created in October of 1997 when DOC 3 Participações S.A. (“DOC 3” — the former parent company of RGE) acquired its interest in RGE as part of the privatization of the electric energy operations in the state of Rio Grande do Sul. On July 13, 1998 a restructuring (down-stream merger) occurred in order to allow the subsidiary to realize the tax benefit relating to the goodwill recorded on the original acquisition. The restructuring was affected through the merger of DOC 3 by RGE. This goodwill remained in RGE.

c) Acquisition of RGE

The goodwill was created in July of 2001, when the subsidiary CPFL Paulista acquired 67.07% of interest in RGE.

d) Acquisition of Piratininga

The goodwill was created during the Bandeirante acquisition process begun in September of 1998 as part of the privatization of electric energy operations in the state of São Paulo. In order to provide the owners of Bandeirante (Enerpaulo — Energia Paulista Ltda (“Enerpaulo”) and CPFL Paulista) with greater flexibility and efficiency to meet the new challenges imposed by the electric energy sector, the shareholders approved the spin-off of Bandeirante into two geographical regions so that each could retain a controlling interest in their respective region.

On October 1, 2001 Bandeirante was spun off into Bandeirante and CPFL Piratininga and subsequently, CPFL Paulista exchanged its equity interest in Bandeirante for Enerpaulo’s equity interest in CPFL Piratininga. The minority shareholders received shares of CPFL Piratininga in a proportion equal to those held in Bandeirante on the date of its spin-off so that their interest in Bandeirante and CPFL Piratininga would remain unchanged.

Additionally, the goodwill was increased by the Brazilian public offering that took place in November of 2000, and completed in 2005, with the acquisition of shares held by the minority shareholders, when CPFL Piratininga became a wholly-owned subsidiary of CPFL Paulista. As described in note 1, as a result of a corporate reestructuring, in 2006 CPFL Piratininga became a wholly-owned subsidiary of CPFL Energia.

e) Acquisition of Semesa

The goodwill was created during Semesa’s aquisition process on December 26, 2001, representing 100.0% of the equity interest. Pursuant to the sale agreement between CPFL Geração and VBC Energia S.A. (“VBC Energia”), the purchase price of Semesa is subject to adjustment, based on the assessment of Semesa’s Assured Energy. According to the MME, the earliest that this assessment will take place is 2015.

f) CPFL Geração

The goodwill was created from transactions in which the Company acquired shares held by the minority shareholders, completed in 2005 when CPFL Geração became a wholly-owned subsidiary of CPFL Energia.

g) CPFL Serra, CPFL Cone Sul and CPFL Missões

As of June 23, 2006, the Company acquired from PSEG 100% of the shares of CPFL Serra, the shares of Cone Sul S.A. and the shares of CPFL Missões Ltda., previously denominated Ipê Energia Ltda, PSEG Trader S.A and PSEG Brasil Ltda, respectively. This transaction was approved by ANEEL in May of 2006 and the total cost of this acquisition was R$ 415,000. Based on this amount, this transaction created a goodwill in the amount of R$ 88,088.

Additionally, a goodwill of R$ 8,315 was also consolidated in the moment of the purchase, regarding a previously purchase of shares of RGE registered in CPFL Serra.

In order to streamline these investments financially and administratively, a sequence of corporate restructuring measures occurred in December of 2006, resulting in the merger of CPFL Missões by CPFL Serra and the reclassification of the goodwill tax benefit in the amount of R$ 30,049 to deferred tax credits as estableshed in CVM Instructions No. 319/1999 and No. 349/2001. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

h) Acquisition of Santa Cruz

On December 28, 2006, the subsidiary Nova 4 acquired 344,040,211 common shares and 27,703,472 preferred shares, representing 99.99% of the capital of Santa Cruz, from Companhia Brasileira de Alumínio (“CBA”). The transaction was approved by ANEEL in December 2006.

The purchase price involved in this transaction depended on the December 31, 2006 financial statements of Santa Cruz, which were not available at the time this financial statements for regulatory and statutory purposes were published. The purchase price considered in this consolidated financial statement was R$ 205,170, generating a goodwill of R$ 111,794.

In the subsequent period the goodwill was adjusted to R$ 111,367 due to price adjustments as mentioned above, and additional costs incurred so the acquisition could be completed.

i) Method of amortization of goodwill

The goodwill is amortized proportionately to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL. In 2006, amortization of goodwill was calculated based on the percentages of 5.151565% for CPFL Paulista, 5.449291% for CPFL Piratininga, 5.151565% for RGE, 6.217084% for CPFL Geração, 6.698706% for SEMESA, 7.07548% for Barra Grande and 2.98% for CPFL Serra.

The goodwill arising from the acquisitions of interests in the subsidiaries Foz do Chapecó and ENERCAN were recorded based on expected future income arising from the related concession contracts and will be amortized over the term of these contracts, beginning upon start-up of commercial operation of these subsidiaries.

14.SUPPLIERS

As of December 31, 2006 e 2005, the balance is as follows:

	As of December 31,

	2006	2005

Current
System Service Charges	14,283	4,058
Energy Purchased	515,103	478,222
Electricity Network Usage Charges	75,131	68,139
Materials and Services	132,604	119,239
Co-generation	4,224	4,961
Regulatory Liability (Note 3)	103,581	101,674
Other	9,235	5,940

Total	854,161	782,233

Long-Term
Free Energy (Note 3)	-	201,982

15. TAXES AND PAYROLL CHARGES PAYABLE

As of December 31, 2006 and 2005, the balance is as follows:

	Current		Long-term

	2006	2005	2006	2005

ICMS (State VAT)	282,510	261,938	-	-
PIS (Tax on Revenue)	11,368	11,695	838	904
COFINS (Tax on Revenue)	49,286	49,740	3,862	4,161
IRPJ (Corporate Income Tax)	122,313	80,162	25,765	19,151
CSLL (Social Contribution Tax)	39,854	23,474	9,276	6,894
Other	17,427	47,951	-	-

Total	522,758	474,960	39,741	31,110

16.INTEREST, LOANS AND FINANCING

The composition is as follows:

	2006				2005

	Interest				Interest
	Current				Current
	and Long				and Long-
LOCAL CURRENCY	term	Current	Long-term	Total	term	Current	Long-term	Total

BNDES — Repowering (PCHs)	161	4,104	23,813	28,078	85	3,717	14,091	17,893
BNDES — Investment	10,995	203,374	1,251,703	1,466,072	7,297	73,963	1,002,277	1,083,537
BNDES — Parcel “A”, RTE and Free Energy	787	338,163	124,369	463,319	2,069	237,451	394,419	633,939
BNDES — CVA	-	-	-	-	784	92,642	-	93,426
Credit Rights Investment Fund (FIDC)	7,086	4,953	-	12,039	30,535	64,033	5,699	100,267
BRDE	-	-	-	-	-	16,044	-	16,044
Furnas Centrais Eletricas S.A.	-	-	124,404	124,404	-	-	99,384	99,384
Financial Institutions	4,788	13,915	304,829	323,532	3,622	69,081	112,953	185,656
Other	548	34,349	21,127	56,024	553	33,509	19,786	53,848

Subtotal	24,365	598,858	1,850,245	2,473,468	44,945	590,440	1,648,609	2,283,994

FOREIGN CURRENCY
Floating Rate Notes	-	-	-	-	578	244,369	-	244,947
IDB	886	2,656	75,472	79,014	690	-	68,428	69,118
Financial Institutions	7,158	56,602	547,281	611,041	1,718	363,206	90,428	455,352

Subtotal	8,044	59,258	622,753	690,055	2,986	607,575	158,856	769,417

Total	32,409	658,116	2,472,998	3,163,523	47,931	1,198,015	1,807,465	3,053,411

	As of December 31

LOCAL CURRENCY	2006	2005	Remuneration	Amortization	Guarantees

BNDES - Power Increases (PCH’s)
CPFL Centrais Eletricas	7,410	9,641	TJLP + 3.5% p.a.	84 monthly installments beginning February 2003	Guarantee of CPFL Paulista
CPFL Centrais Eletricas	442	640	UMBND + 3.5% p.a.	84 monthly installments beginning February 2003	Guarantee of CPFL Paulista
CPFL Centrais Eletricas	3,887	4,860	TJLP + 4% p.a.	72 monthly installments beginning September 2004	Guarantee of CPFL Energia
CPFL Centrais Eletricas	582	809	UMBND + 4% p.a.	72 monthly installments beginning September 2004	Guarantee of CPFL Energia
CPFL Centrais Eletricas	6,720	1,943	TJLP + 4.3% p.a.	75 monthly installments beginning September 2007	Guarantee of CPFL Energia
CPFL Centrais Eletricas	6,039	-	TJLP + 4.3% p.a.	36 monthly installments beginning July 2008	Guarantee of CPFL Energia
CPFL Centrais Eletricas	2,998	-	TJLP + 3.1% p.a.	72 monthly installments beginning July 2008	Guarantee of CPFL Energia
BNDES - Investment
CPFL Paulista - FINEM I	13,259	38,502	TJLP + 3.25% p.a.	78 monthly installments beginning October 2000 and October 2001	Revenue
CPFL Paulista — FINEM II	257,040	145,002	TJLP + 5.4% p.a.	48 monthly installments beginning January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM I	136,542	74,535	TJLP + 3.5% to 4.5% p.a.	monthly installments beginning October 2000 to December 2012	Revenue
RGE - FINEM II	9,390	10,094	UMBND + 4.5% p.a. (1)	36 monthly installments beginning February 2006	Revenue collection/reserve account
CPFL Piratinga - FINEM	95,718	68,601	TJLP + 5.4% p.a.	48 monthly installments beginning January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratinga - FINAME	-	55	TJLP + 9.45% p.a.	48 monthly installments beginning May 2002	Promissory notes and receivables
BAESA	181,797	156,354	TJLP + 3.125% p.a.	144 monthly installments beginning September 2006 and November 2006	Letters of Credit
BAESA	45,659	46,548	UMBND + 3.125% p.a.	144 monthly installments beginning November 2006	Letters of Credit
ENERCAN	389,214	347,154	TJLP + 4% p.a.	144 monthly installments beginning April 2007	Letters of Credit
ENERCAN	28,845	28,452	UMBND + 4% p.a.	144 monthly installments beginning April 2007	Letters of Credit
CERAN	261,797	135,071	TJLP + 5% p.a.	120 monthly installments beginning December 2005	Guarantee of CPFL Energia
CERAN	30,138	13,130	UMBND + 5% p.a.	120 monthly installments beginning December 2007	Guarantee of CPFL Energia
CERAN	16,673	20,039	UMBND + 5% p.a. (2)	120 monthly installments beginning February 2006	Guarantee of CPFL Energia
BNDES - Parcel “A”, RTE and Free Energy
CPFL Paulista - RTE	52,593	194,491	Selic + 1% p.a.	62 monthly installments beginning March 2002	Receivables
CPFL Paulista - Parcel “A”	332,938	282,607	Selic + 1% p.a.	13 monthly installments beginning May 2007	Receivables
CPFL Piratininga - RTE	-	43,952	Selic + 1% p.a.	54 monthly installments beginning March 2002	Receivables
CPFL Piratininga - Parcel “A”	67,031	105,108	Selic + 1% p.a.	9 monthly installments beginning September 2007	Receivables
Santa Cruz - RTE	5,166	-	Selic + 1% p.a.	65 monthly installments beginning March 2002	Revenue
RGE - Free Energy	3,251	3,754	Selic + 1% p.a.	60 monthly installments beginning March 2003	Receivables
CPFL Geração - Free Energy	2,340	4,027	Selic + 1% p.a.	60 monthly installments beginning March 2003	Guarantee of CPFL Paulista
BNDES - CVA and Interministerial Ordinance 116
CPFL Paulista	-	43,755	Selic + 1% p.a.	24 monthly installments beginning May 2004	Receivables
CPFL Piratininga	-	49,671	Selic + 1% p.a.	24 monthly installments beginning December 2004	Receivables
FIDC - CPFL Piratininga	12,039	100,267	112% of CDI	36 monthly installments beginning March 2004	Receivables
BRDE - RGE	-	16,044	IGP-M + 12% p.a.	180 monthly installments beginning September 1991	Receivables
Furnas Centrais Eletricas S.A.
Semesa	124,404	99,384	IGP-M + 10% p.a.	24 monthly installments beginning August 2008	Energy produced by plant
Financial Institutions CPFL Paulista
Banco do Brasil- Law 8727	52,341	55,238	Variation of IGPM +7.42% p.a.	240 monthly installments beginning May 1994	Receivables
RGE
Banco Itau BBA	104,243	69,252	CDI + 1.75% p.a.	1 installment in March 2011	No guarantee
Unibanco	-	27,481	CDI +2.15% p.a.	18 quarterly installments beginning January 2006	No guarantee
Banco Santander I	7,946	12,526	CDI + 2.0% p.a.	7 quarterly installments beginning January 2006	Promissory notes
Banco Santander II	51,332	-	104.5% of CDI	1 installment in January 2008	No guarantee
Banco Alfa	-	2,321	103.95% of CDI	4 monthly installments beginning January 2008	Guarantee of CPFL Energia and promissory notes
Banco Safra	-	18,838	103.5% of CDI	installment beginning March 2011	Promissory notes
Banco ABN AMRO Real	73,450	-	107.5% of CDI	1 installment in January 2008 and 1 installment in February 2008	No guarantee
Banco do Brasil – Law No.8727	34,220	-	105% of CDI	1 installment from January 2008	No guarantee
Other CPFL Paulista
ELETROBRAS	10,082	14,543	RGR + rate variable of 6% to 9% p.a.	Monthly installments to March 2016	Receivables/Promissory notes
Other	7,040	7,432
RGE
FINEP	1,721	1,306	TJLP + 4.0% p.a.	48 monthly installments beginning July 2006	Receivables
ELETROBRAS	5,493	3,328	RGR + rate of 6% to 6.5% p.a.	120 Monthly installments beginning July 2004	Revenue/Promissory notes
Other	18,120	16,672
Santa Cruz
ELETROBRAS	6,578	-	5%. p.a.	100 to 120 monthly installments beginning December 2002	Revenue
Piratininga
ELETROBRAS	5,971	9,463	5% p.a.	Various	Receivables/Promissory notes
Other	1,019	1,104

Total Local Currency	2,473,468	2,283,994

	As of December 31,

FOREIGN CURRENCY	2006	2005	Remuneration	Amortization	Collateral

Floating Rate Notes – CPFL Paulista	-	244,947	US$ +6-month Libor + 2.95% p.a. (3)	24 semiannual installments beginning February 2003 (6 per year)	Receivables, Guarantee and promissory notes
IDB — Enercan	79,014	69,118	US$ + Libor + 3.5% p.a.	49 quarterly installments beginning June 2007	Guarantee of CPFL Energia
Financial Institutions
Parent Company
Banco do Brasil	8,406	-	Yen + 2.718% p.a. (4)	1 installment in June 2007	Promissory notes
CPFL Paulista
Debt Conversion Bond	14,174	18,269	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments beginning April 2004	Revenue/Government SP guarantee
New Money Bond	1,700	2,594	US$ +6-month Libor + 0.875% p.a.	17 semiannual installments beginning April 2001	Revenue/Government SP guarantee
FLIRB	1,724	2,633	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments beginning April 2003	Revenue/Government SP guarantee
C-Bond	17,316	21,486	US$ + 8% p.a.	21 semiannual installments beginning April 2004	Revenue/Government SP guarantee
Discount Bond	18,884	20,596	US$ + 6-month Libor +0.8125%p.a.	1 installment in 2024	Escrow deposits and revenue Gov.SP guarantee
PAR-Bond	27,052	29,616	US$ + 6% p.a.	1 installment in 2024	Escrow deposits and revenue Gov.SP guarantee
El Bond — Interest Bond	-	1,273	US$ + 6-month Libor + 0.8125% p.a.	19 semiannual beginning April 1997	Revenue/Government SP guarantee
Banco do Brasil	156,707	-	Yen + 5.7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Plratininga
Banco Itau BBA	-	299,104	US$ + 4.5% p.a. (6)	1 installment in February 2006	No guarantee
RGE -
Unibanco	-	6,526	US$ + Libor + 7.25% p.a.	7 semiannual installments beginning September 2004	Receivables and reserve account
Nova 4
Banco do Brasil	196,922	-	Yen + 5.7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	14,979	-	Yen + 5.8% p.a. (7)	1 installment in September 2008	Guarantee of CPFL Energia
Enercan
Banco Itaú BBA	14,712	-	US$ + 6.8% to 7.7% p.a. (8)	1 installment in February 2007	No guarantee
Semesa
Citibank	-	53,255	US$ + 5.12% p.a. (9)	1 installment in December 2006	Promissory notes/Guarantee of CPFL Energia
Banco do Brasil	28,003	-	Yen + 2.6% p.a. (10)	1 installment in June 2007	Guarantee of CPFL Energia
Banco do Brasil	110,462	-	Yen + 2.5% p.a. to 2.7% p.a. (11)	1 installment in May 2009	Guarantee of CPFL Energia

Total Foreign Currency	690,055	769,417

Total	3,163,523	3,053,411

The Company and its subsidiaries hold a swap converting the local cost of currency variation to interest rate variation in Brazilian reais, corresponding to:

(1) 135.7% of CDI	(5) 103.5% of CDI	(9) 105% of CDI
(2) 138.43% of CDI	(6) 106.5% of CDI	(10) 104.5% of CDI
(3) 93.65% and 94.75% of CDI	(7) 103.25% of CDI	(11) 103.8% of CDI
(4) 104.3% of CDI	(8) 108% of CDI

Main funding:

Local Currency

BNDES Repowering: In 2006, the indirect subsidiary CPFL Centrais Elétricas received a loan in the amount of R$ 13,639 for repowering the Gavião Peixoto power plant. An additional R$ 15,870 is scheduled for release in 2007.

BNDES – Investment (FINEM II): The subsidiary CPFL Paulista received a total of R$ 245,790 from the BNDES, to be used for the expansion and modernization of the Electrical System. CPFL Paulista has already received the full amount approved from this credit line.

The subsidiary RGE obtained approval for financing of R$ 110,450 from the BNDES in 2006, part of a FINEM credit line, to be invested in the expansion and modernization of the Electrical System. RGE received an amount of R$ 69,490 during the year and the remaining balance of R$ 40,960 will be released in the course of 2007.

BNDES – Investment – Further installments of the BNDES loan for financing of the Castro Alves and 14 de Julho hydroelectric power plants were received in 2006 by the indirect subsidiary CERAN, amounting to R$ 215,179 (R$ 139,866 in proportion to the interest of CPFL Geração) and an additional R$ 7,263 (R$ 4,721 in proportion to the interest of CPFL Geração) is expected to be released in 2007. Additionally, BNDES has already approved an additional agreement in the amount of R$ 164,851 (R$ 107,153 in proportion to the participation of CPFL Geração) and the first installment is expected to occur in 2007.

Financial Institutions – The subsidiary RGE contracted the following loans from financial institutions:

• Banco Itaú BBA – The 2004 agreement was renegotiated in March of 2006, changing the conditions for payment of semiannual interest and payment of principal, cost reduction and elimination of the guarantees.

• Banco Santander II and Banco do Brasil – Raising funds to finance 2006 cash requirements.

• Banco ABN AMRO Real - Raising funds to finance 2006 cash requirements.

Foreign Currency

Financial Institutions

On September 29, 2006, the subsidiary CPFL Paulista contracted a foreign currency loan of R$ 160,000 from Banco do Brasil, maturing in September 2009, for working capital.

The indirect subsidiary ENERCAN received the last installment of the loan contracted in April 2005 from the IDB (Inter-American Development Bank), to finance the Campos Novos hydroelectric power plant, amounting to R$ 16,410 (R$ 7,995 in proportion to the interest of CPFL Geração).

On October 2, 2006, the subsidiary Nova 4 contracted a loan of R$ 200,000 from Banco do Brasil, for acquisition of a equity interest in the indirect subsidiary Santa Cruz, maturing in September 2009.

The indirect subsidiary SEMESA contracted credit lines from Banco do Brasil, to be used to honor short-term commitments amounting to R$ 145,000.

Maturity of loans and financing

As of December 31, 2006, the maturities of the long-term portion of loans and financing are as follows:

2006

2008	568,128
2009	731,650
2010	238,618
2011	131,480
After 2011	803,122

Total	2,472,998

Indices

The main indices used to monetarily restate Loans and Financing and the composition of the indebtedness profile in local currency are stated below:

Index	Accumulated Variation in %		Debt Composition %

	2006	2005	2006	2005

IGP-M (General Price Index – Market)	3.83	1.21	7.15	7.47
UMBND (BNDES basket of currencies)	(8.52)	(14.85)	4.95	5.24
TJLP (Long-term Interest Rate)	7.87	9.75	55.15	43.04
CDI (Interbank Deposit Certificate)	15.03	19.00	11.45	10.10
SELIC	15.07	19.04	18.73	31.85
Other	-	-	2.57	2.30

			100.00	100.00

SWAP OPERATIONS

The gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded in the balance sheet, under Derivatives, and corresponding amounts are recognized under financial income or expense (see note 31). These operations as of December 31, 2006, resulted in a liability of R$ 74,758 (asset of R$ 3,644 and a liability of R$ 69,563 as of December 31, 2005).

Restrictive covenants

Certain loans and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. As follows:

CPFL Paulista

The BNDES - FINEM II loan establishes restrictions on payment by the subsidiary CPFL Paulista of dividends and interest on shareholder’s equity, totaling more than the mandatory minimum dividend determined in accordance with Brazilian Corporate Law without prior agreement of the BNDES and UNIBANCO, full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, as follows:

a) Net indebtedness divided by EBITDA – maximum of 4.0 in 2005 and 2006 and maximum of 3.5 from 2007 to 2010;

b) Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.65 in 2005 and 2006 and maximum of 0.60 from 2007 to 2010.

CPFL Piratininga

The BNDES-FINEM loan restricts the subsidiary CPFL Piratininga on payment of dividends and interest on shareholder’s equity totaling more than the minimum mandatory dividend determined in accordance with Brazilian Corporate Law without confirmation by the BNDES and UNIBANCO of full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, summarized as follows:

a) Net indebtedness divided by EBITDA – maximum of 3.0 in 2005 and maximum of 2.5 from 2006 to 2010;

b) Net indebtedness divided by the sum of net financial indebtedness and net equity – maximum of 0.80 in 2005, 0.70 in 2006, 0.65 in 2007 and 2008 and 0.60 in 2009 and 2010.

RGE

The loan and financing related to the BNDES-FINEM I determine that the level of Net Worth divided by Total Assets must be maintained at 40% or higer. In addition, these loans have priority in relation to the payment of dividends exceeding the minimum compulsory dividend of 25% of net income adjusted in accordance with Brazilian Corporate Law, and compliance with financial ratios in relation to the distribution of the excess. These financial ratios are:

a) Net indebtedness divided by EBITDA equal to or less than 3.0;

b) Net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5.

The loan and financing related to the BNDES-FINEM II orders the maintaining of the following financial indicators:

a) Net indebtedness divided by EBITDA – equal to or less than 2.5;

b) Net indebtedness divided by the sum of net indebtedness and net equity equal to or less than 0.5.

The Itaú BBA loan contains restrictive covenants regarding changes or modification of the Capital, any change, transfer or assignment, direct or indirect, of share control, or merger or spin-off, without the prior and express agreement of the creditor. The following financial ratios must also be observed:

a) EBITDA divided by the net financial expenses equal to or higher than 1.6;

b) Net indebtedness divided by EBITDA equal to or less than 2.7.

The loan to the ABN AMRO Real - requires compliance with the following financial ratios:

a) Total indebtedness divided by EBITDA equal to or less than 3.0;

b) Interest coverage ratio greater than or equal to 2.0;

c) Maximum total indebtedness divided by Capitalization, equal to or less than 0.55.

CPFL Geração

The loans from BNDES, raised by the subsidiaries ENERCAN, BAESA and CERAN to finance their energy generation projects, establish restrictions on the payment of dividends to the parent company CPFL Geração higher than the minimum obligatory dividend of 25% without the prior agreement of the BNDES.

The loan from IDB to ENERCAN establishes restrictions including clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters, summarized as follows:

• Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30. The ratio is calculated by dividing the net cash flow from operations by debt service.

• Maximum Indebtedness Ratio of 75% of debt to 25% of equity.

Several loans and financing contracts of the Company and its direct and indirect subsidiaries are subject to accelerated settlement in the case of changes to the Company’s equity structure that result in the loss, by the Company’s current controlling shareholders, of stock control or control over management of the Company, or a reduction in the direct or indirect interest of VBC Energia in the capital of CPFL Paulista to a percentage less than 25%.

Failure to comply with the obligations or restrictions mentioned could lead to default in relation to other contractual obligations (cross default).

The Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing agreements maintained with financial institutions.

17.DEBENTURES

Composition of Debentures

								Balances as of:

						2006				2005

	Issued	Remuneration	Amortization	Guarantee	Interest	Current	Long-Term	Total	Interest	Current	Long-Term	Total

CPFL Paulista
1st Issue

1st Series	44,000	IGP-M + 11.5% p.a.	50% on June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	-	-	-	-	48,467	-	728,549	777,016
2nd Series	30,142	CDI + 0.6% p.a.	50% on June 1, 2005 and remainder on June 1, 2006.	Guarantee of CPFL Energia	-	-	-	-	17,021	150,710	-	167,731
2nd Issue
1st Series	11,968	109% of CDI	July 1, 2009.	Unsecured	8,756	-	119,680	128,436	12,015	-	119,680	131,695
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	6,786	-	144,150	150,936	6,645	-	138,854	145,499
3rd Issue
1st Series	64,000	104.4 of CDI	1 installment in December 1, 2011, 2ª installment in December 2012 and 3°installment in December 2013.	Guarantee of CPFL Energia	6,247	-	640,000	646,247	-	-	-	-

					21,789	-	903,830	925,619	84,148	150,710	987,083	1,221,941
CPFL Piratininga
1st Issue
single series of debentures	40,000	104% of CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	27,878	-	400,000	427,878	-	-	-	-
RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	2,692	-	26,200	28,892	809	379	17,572	18,760
2nd Series	20,380	106% of CDI	April 1, 2009.	Unsecured	6,644	23,000	180,800	210,444	6,149	-	136,686	142,835

					9,336	23,000	207,000	239,336	6,958	379	154,258	161,595

Semesa
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with 1 installment in December 2009	Letter of Guarantee, Receivables and 100% of Semesa common nominal shares	2,923	136,252	230,347	369,522	3,842	121,681	360,146	485,669
Baesa
1st Issue	9,000	105% of CDI	Quarterly with 1 installment in August 2016	Letters of Guarantee	3,150	-	28,353	31,503	-	722	28,178	28,900
2nd Issue	9,000	IGP-M + 9.55% p.a.	Annually with 1 installment in August 2016	Letters of Guarantee	1,102	-	9,915	11,017	-	-	26,934	26,934

					4,252	-	38,268	42,520	-	722	55,112	55,834

					66,178	159,252	1,779,445	2,004,875	94,948	273,492	1,556,599	1,925,039

CPFL Piratininga

On February 22, 2006, 40,000 subordinated debentures, in a single series, not convertible into shares, were subscribed and paid up. The unit par value on the issue date was R$ 10. The interest will be paid semiannually after the issue date.

CPFL Paulista

On December 1, 2006, 64,000 registered, book-entry, subordinated debentures, in a single series, not convertible into shares, were subscribed and paid up, with a unit par value on the issue date of R$ 10. The interest will be paid semiannually after the issue date. These funds were used for the early redemption of the first issue debentures, in order to improve the debt profile.

Maturity of Debentures

Maturities of the Debentures as of December 31, 2006 are as follows:

2006

2008	153,705
2009	528,926
2010	203,827
2011	443,360
After 2011	449,627

TOTAL	1,779,445

Restrictive covenants

The debentures are subject to ceirtan restrictive covenants, including clauses that require maintaining certain financial ratios within predefined parameter ranges. The main ratios are as follows:

CPFL Paulista:

The second issuance of debentures establishes the following ratios and limits:

a) ratio of EBITDA to financial expenses greater than or equal to 1.5 for all years;

b) in relation to total capitalization, the level of capital must be at least 35% for 2005 and 40% beginning in 2006, while the level of third-party capital must be a maximum of 65% for 2005 and 60% beginning in 2006.

The third issuance of debentures establishes the following ratios and limits:

a) ratio of net indebtedness to EBITDA less than or equal to 3.0; and

b) ratio of EBITDA to financial expenses greater than or equal to 2.25.

RGE:

The subsidiary RGE must comply with restrictive covenants and certain ratios and financial limits of the debentures, as follows:

a) reduction of Capital and/or amendments to the By-Laws resulting in the granting of the right to withdrawal of shareholders in an amount that might directly or indirectly affect compliance with the pecuniary obligations established in the Indenture;

b) direct or indirect transfer or assignment of share control, or merger or spin-off, except in the event of disposal of the direct control to CPFL Energia S.A. and/or to a fully-owned subsidiary of CPFL Energia;

c) VBC Participações S.A. ceases to hold a majority interest among the Parent Companies, or VBC Participações S.A., 521 Participações S.A. and/or Bonaire Participações S.A. cease to jointly hold direct or indirect control of RGE;

The ratios and financial limits are:

a) Total debt divided by EBITDA, less than or equal to 3.0;

b) EBITDA divided by financial expenses, greater than or equal to 2.0;

c) Total debt divided by total capitalization, less than or equal to 0.55.

CPFL Piratininga:

The ratios and financial limits are:

a) ratio of net indebtedness to EBTIDA less than 3.0; and

b) ratio of EBITDA to financial expenses greater than or equal to 2.25.

BAESA:

Stipulates accelerated settlement when the total indebtedness ratio exceeds the limit of 75% of total assets.

Failure to comply with the restrictions mentioned above could lead to default in relation to other contractual obligations (cross default).

In the opinion of Company’s management, these restrictive conditions and clauses are being adequately complied with.

18.POST-RETIREMENT BENEFIT OBLIGATION

The subsidiaries CPFL Paulista, CPFL Geração and CPFL Piratininga, through Fundação CESP, and RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

CPFL Paulista and CPFL Geração

Through September 30, 1997, these companies sponsored a defined benefit pension plan that, on October 1, 1997, was converted into a mixed defined benefit and defined contribution plan. The mixed plan became a defined contribution plan for general retirement benefits and a defined benefit plan relating to disability or death benefits.

This change required CPFL Paulista and CPFL Geração to assume an obligation arising from the Plan’s deficit as of September 30, 1997 that was calculated by Fundação CESP’s actuaries. The deficit was recorded by the subsidiaries and is being amortized over 294 monthly installments for CPFL Paulista and 297 monthly installments for CPFL Geração, beginning September 1997. This obligation bears annual interest of 6% p.a. and is updated based on the IGP-DI (General Price Index – Internal Supply, prepared by Fundação Getúlio Vargas - FGV). This obligation, which is adjusted annually by the actuarial deficit calculated based on the criteria established by the Supplementary Pensions Department, as of December 31, 2006 amounted to R$ 585,290 (R$ 733,403 as of December 31, 2005). The final amount related to the post retirement benefit obligation includes this obligation and is subject to a complementary adjustment to comply with the criteria established by CVM Resolution No. 371.

CPFL Piratininga

As a result of the split-off of Bandeirante in 2001, CPFL Piratininga assumed the responsibility for actuarial liabilities for its retired employees at the date of the split-off, as well as the obligations related to active employees transferred to CPFL Piratininga, from January 1, 1998 to September 30, 2001. Prior to April 2, 1998, Bandeirante sponsored a defined benefit pension plan that was converted into a mixed defined benefit and defined contribution plan in a similiar process to CPFL Paulista and CPFL Geração as described above. In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be settled in 260 monthly installments, plus interest of 6% p.a. and adjusted based on the IGP-DI (FGV). This obligation, which is adjusted annually by the actuarial deficit calculated based on the criteria established by the Supplementary Pensions Department, as of December 31, 2006 amounted to R$ 160,258 (R$ 158,529 as of December 31, 2005). The final amount related to the post retirement benefit obligation includes this obligation and is subject to a complementary adjustment to comply with the criteria established by CVM Resolution No. 371.

Rio Grande Energia S.A.

RGE sponsors a defined-benefit plan for its employees who participated in the Fundação CEEE when the privatization process occurred, with a target benefit of 100% of final salary including social security benefit, administered by ELETROCEEE.

The amounts recognized in the balance sheet as of December 31, 2006 and 2005, according to appraisal prepared by an external actuary, adjusted to comply with the criteria of CVM Resolution No.371, of December 13, 2000, are presented as follows (for 2005, the figures for RGE are proportionate to the interest of the parent company CPFL Paulista):

Reconciliation of Assets and Liabilities	2006	2005

Present value of actuarial liabilities	3,150,340	3,126,091
Fair value of plan assets	(2,588,740)	(2,153,018)

Present value of liabilities exceeding fair value of assets	561,600	973,073
Adjustments due to deferral
Unrecognized actuarial gains (losses)	254,852	(47,719)
Unrecognized cost of past service	(90)	(101)
Increase in liability by adopting CVM Resolution No. 371	-	(50,994)

Net actuarial liability recorded	816,362	874,259

The unrecognized actuarial gains as of December 31, 2006 do not exceed 10% of the Plan’s liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan’s participants. The increase in the liability due to the adoption of CVM Resolution No. 371 refers to the plan’s deficit calculated on December 31, 2001 which was deferred and amortized over five years through December 31, 2006. This amortization was classified in the statement of income for 2006 and 2005 as an extraordinary item net of the corresponding tax effects of R$ 32,559.

Changes in net actuarial liabilities were as follows:

	2006	2005

Net actuarial liability at the beginning of the year	874,259	853,785
Assets included due to acquisition of equity interests (note 1)	379	-
Expense recorded to statement of income during the year	41,579	138,925
Sponsor’s Contributions	(99,855)	(118,451)

	816,362	874,259

Current	78,375	105,696
Long-term	737,987	768,563

	816,362	874,259

The book balances include other contributions relating to the Company’s plans amounting to R$ 43,999 (R$ 40,132 in 2005).

The external actuary estimates the following net periodic pension cost for 2007, 2006, 2005 and 2004:

	2007	2006	2005	2004
	Project	Realized	Realized	Realized

Cost of service	6,125	6,234	6,860	7,226
Interest on actuarial liabilities	341,376	343,543	331,513	327,885
Expected return on plan assets	(392,038)	(355,699)	(246,145)	(184,439)
Unrecognized cost of past service	11	11	11	-
Unrecognized actuarial gains	(3,859)	(1,870)	-	3,852
Increase in liabilities due to adoption of CVM Res. No. 371	-	51,483	49,693	50,992

Total (income) expense	(48,385)	43,702	141,932	205,516

Expected participants’ contributions	(1,942)	(2,123)	(3,007)	(3,351)

Total	(50,327)	41,579	138,925	202,165

The (income) expenses were recorded in the following accounts in the statement of income:

	As of December 31,

	2006	2005	2004

Expense with the Employee Pension Plans
Operating Cost	(7,470)	90,362	148,428
Operating Income	(240)	(725)	2,743
Extraordinary Item net of Tax Effects	32,559	32,559	33,655
Taxation of Extraordinary Item	16,730	16,729	17,339

Total	41,579	138,925	202,165

The main assumptions that were taken into consideration in the pension calculations at the balance sheet date were as follows:

CPFL Paulista,
CPFL Piratininga and
	CPFL Geração		RGE

	2007	2006	2007	2006

Nominal discount rate for
actuarial liabilities:	11.30% p.a.	11.30% p.a.	9.39% p.a.	11.30% p.a.
Nominal Rate of Return on Plan
Assets:	(*)	(**)	9.39% p.a.	11.30% p.a.
Estimated Rate of nominal
salary increases:	7.10% p.a.	7.10% p.a.	5.26% p.a.	7.10% p.a.
Estimated Rate of nominal
benefits increases:	0% p.a.	0% p.a.	3.2% p.a.	5.0% p.a.
Estimated long-term inflation rate
(as a basis for establishing the
nominal rates above)	5.0% p.a.	5.0% p.a.	3.2% p.a.	5.0% p.a.

Biometric mortality table:	GAM83	GAM83	GAM83	GAM83
Biometric disability table:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)

Expected turnover rate:	0.3/(Service time + 1)	0.3/(Service time + 1)	0.3/(Service time + 1)	0.3/(Service time + 1)

Probability of beginning retirement:	100% on the first	100% on the first
	eligibility	eligibility

(*)	CPFL Paulista and CPFL Geração 15.95% p.a. and CPFL Piratininga 15.80% p.a.

(**)	CPFL Paulista and CPFL Geração 16.97% p.a. and CPFL Piratininga 17.22% p.a.

19.REGULATORY CHARGES

	2006	2005

Concession Reserve Fund — RGR	3,793	5,672
ANEEL Inspection Fee	1,759	1,454
Fuel Consumption Account — CCC	70,802	2,060
Energy Development Account — CDE	28,659	21,759

	105,013	30,945

Concession Reserve Fund – RGR: a reserve fund managed by Eletrobrás, as a Federal Government agency, created to provide funds for payments to concessionaires upon expiration of concession contracts, upon which concessionaires are refunded by the net amount of permanent assets recorded in the books. Decree No. 1771/96 introduced the RGR rate of 2.5% for property, plant and equipment — in service, limited to 3.0% of total gross operating revenue, net of the state VAT (ICMS).

Fuel Consumption Account – CCC: a contribution made by CPFL Paulista, CPFL Piratininga and RGE to fund the costs of fuel used in the thermoelectric power operating processes within the context of the Brazilian energy system.

Energy Development Account – CDE: created by Law No. 10,438, of April 26, 2002, to promote competition of energy generated through alternative sources such as wind power, small hydroelectric plants, biomass, natural gas, and coal, in the areas served by the Brazilian electric interconnected system and to permit access to electric energy throughout Brazil.

20. RESERVE FOR CONTINGENCIES

	2006				2005

		Escrow		Other escrow		Escrow
		Deposits related	Reserve for	deposits		Deposits related	Reserve for	Other escrow
	Reserve -	to	Contingencies,	and	Reserve -	to	Contingencies,	deposits and
	Gross	Contingencies	net	blocking	Gross	Contingencies	net	blocking
		(1)		(2)		(1)		(2)

Labor (a)
Various	70,736	47,597	23,139	13,799	57,389	23,447	33,942	13,792

Civil
General Damages (b)	13,535	9,922	3,613	9,023	10,388	1,991	8,397	3,414
Tariff increase (c)	24,207	11,686	12,521	4,769	22,405	7,814	14,591	3,467
Energy Purchased (d)	40,809	28,167	12,642	-	114,891	97,679	17,212	-
Other	7,563	6,310	1,253	9,743	4,574	48	4,526	-

	86,114	56,085	30,029	23,535	152,258	107,532	44,726	6,881
Tax
FINSOCIAL (e)	17,926	17,926	-	33,149	17,568	17,568	-	32,488
Increase in PIS and COFINS (f)	1,053	-	1,053	301	104,774	-	104,774	2,519
PIS and COFINS - Interest on
Shareholders’ Equity (g)	26,045	-	26,045	-	8,533	-	8,533	-
Income Tax (h)	43,993	23,753	20,240	1,532	26,528	12,994	13,534	1,523
Other (i)	3,205	-	3,205	9,530	9,460	-	9,460	5,356

	92,222	41,679	50,543	44,512	166,863	30,562	136,301	41,886

Total	249,072	145,361	103,711	81,846	376,510	161,541	214,969	62,559

		Amounts included
		due to acquisition
		of equity interests				Monetary
	2005	(note 1)	Addition	Reversal	Payment	Restatement	2006

Labor	57,389	2,093	20,999	(250)	(9,495)	-	70,736
						-
Civil	152,258	4,165	19,541	(4,898)	(84,952)		86,114
Tax	166,863	7,823	28,520	(117,768)	-	6,784	92,222

Reserve for Contingencies -
Gross	376,510	14,081	69,060	(122,916)	(94,447)	6,784	249,072

( - ) Escrow Deposits (1) + (2)	(224,100)	(10,905)	(123,272)	101,548	32,512	(2,990)	(227,207)

Total, net	152,410	3,176	(54,212)	(21,368)	(61,935)	3,794	21,865

The Company records a provision for legal contingencies for which an adverse outcome is deemed probable based on the opinion of the Company’s management and external legal counsel.

A summary of the main outstanding matters concerning litigation, claims and assessments, for which the Company recorded a provision is, as follows:

a) Labor: The main labor lawsuits relate to claims by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance pay and other claims). In accordance with the terms of the Bandeirante spin-off, CPFL Piratininga is liable for obligations related to contingent risks of employees located in the respective regions it assumed, whereas obligations arising from corporate lawsuits related to the period prior to the spin-off date, October 1, 2001, are assumed in the proportionate percentage of the owners before the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) General damages: Principally represent claims for indemnities. These matters include claims related to accidents in the Company’s electric grid, damage to consumers and vehicle accidents, among others.

c) Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, respectively, when the “Plano Cruzado” economic plan price freeze was in effect.

d) Energy purchased: As a result of the loss of several free consumers, CPFL Paulista and CPFL Piratininga requested from ANEEL a reduction in the capacity demand determined in their initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit since they do not agree with the reduction in volume of energy determined by ANEEL, alleging a discrepancy in the calculations. Therefore, CPFL Paulista and CPFL Piratininga started to make monthly escrow deposits for the amounts challenged. During 2006, CPFL Piratininga obtained a court order to withdraw the deposits in favor of the generators FURNAS, CESP and Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), whereas CPFL Piratininga signed a settlement with the parties, thereby terminating the lawsuits in relation to these generators. The net amount of the agreement was R$ 48,307.

During 2006, the subsidiary CPFL Paulista signed an agreement with CESP and Furnas to withdraw the deposits in favor of these generators, thereby terminating the lawsuits. The net amount was R$ 23,777.

e) FINSOCIAL: Refers to a challenge in court against the increase in the rate and payment of FINSOCIAL (tax on revenue) for the period from June 1989 to October 1991.

f) PIS/COFINS — increase in tax basis: The subsidiaries CPFL Piratininga and CPFL Paulista obtained a favorable and unappealable decision on the appeal challenging the legality of the increase in the PIS and COFINS tax basis introduced by art. 3 of Law No.9.718/98. As a result of this favorable decision, the subsidiaries CPFL Piratininga and CPFL Paulista reversed the provisions recorded in this respect, amounting to R$ 18,194 (provision as of July 31, 2006) and R$ 86,613 (provision as of August 31, 2006), respectively, against Financial Income.

g) PIS/COFINS — Interest on Shareholders’ equity: At the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

h) Income tax: In the subsidiary CPFL Piratininga, the reserve refers to an injunction obtained involving the tax deductibility of CSLL in the IRPJ calculation. In the subsidiary RGE, it basically refers to a request to suspend the decision of the Federal Revenue Service, to allow the deductibility of amounts related to complementary pension benefits of Fundação ELETROCEEE.

i) Other: Refers to other lawsuits in progress at the judicial and administrative levels and of a regulatory nature arising from the ordinary course of business involving mainly tax matters relating to INSS (Social Security), FGTS (Severance Pay Fund) and SAT (Occupational Accident Insurance).

Possible losses: The Company is also a party to lawsuits for which an adverse outcome is deemed possible. In connection with these lawsuits, the Company’s management, based on the advice of external counsel, believes that the Company has a solid defense. However, there is not a consistent trend in decisions issued by Brazilian courts or any decisions from the Brazilian superior courts that would enable the Company to classify losses regarding the related claims as either probable or remote. Claims relating to possible losses as of December 31, 2006 are as follows: (i) claims relating to several labor issues amounting to approximately R$ 164,847 (R$ 122,848 as of December 31, 2005); (ii) claims relating to civil litigation, principally related to general damages, environmental and tariff increase which amount to approximately R$ 421,474 (R$ 115,914 as of December 31, 2005); and (iii) claims relating to tax litigation, principally related to income tax and tax on revenue (ICMS, FINSOCIAL, PIS e COFINS), amounting to approximately R$ 327,475 (R$ 150,917 as of December 31, 2005).

Management of the Company and its subsidiaries, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by reserves recorded in the financial statements or that could result in a significant impact on future results.

21.OTHER

	Current		Long Term

	2006	2005	2006	2005

Consumers and Concessionaires (a)	50,927	47,932	-	-
Regulatory Liability (Note 3)	49,816	108,582	732	-
Energy Efficiency Programs (PEE) (b)	40,102	35,208	44,387	48,368
Research and Development (R&D) (b)	25,435	7,431	38,049	27,829
National Scientific and Technological Development
Fund (FNDCT) (b)	25,610	18,070	5,868	7,235
Energy Research Company (EPE) (b)	34,626	17,799	-	3,617
Fund for Reversal	-	-	17,750	13,987
Advances (c)	7,780	4,600	-	-
Interest on Compulsory Loan (d)	3,998	8,503	-	-
Emergency Capacity Charge and Emergency Energy
Purchase Charge (ECE/EAEE) (e)	10,386	22,879	-	-
Provision for Environmental Expenses	-	-	13,321	-
Payroll	3,951	1,932	-	-
Profit sharing (note 28)	20,832	6,768	-	-
Other	30,230	14,561	7,834	6,456

Total	303,693	294,265	127,941	107,492

a) Consumers and Concessionaires : Refer to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or refunded to consumers, or related to customers enrolled in the “Universal Service Program.” Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga.

b) Research and Development and Energy Efficiency Programs – The subsidiaries recognized liabilities related to amounts already billed in tariffs (1% of Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are monthly updated by the SELIC rates, through the time of realization.

c) Advances: Refer to advances made by consumers to carry out works and services.

d) Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

e) Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”) – Refer to the tariff charges relating to the contracting of emergency capacity and energy collected from consumers through January 2006 and passed through to the Brazilian Emergency Power Trader (CBEE). These amounts have no effect on the income of the subsidiaries as they are recorded as Operating Income (note 23) and Deductions from Operating Income in the same amounts.

22.SHAREHOLDERS’ EQUITY

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. The shares are negotiated abroad in the form of American Depositary Receipts – ADRs, which individually are represented by 3 commom shares.

According to its Bylaw, the Company is authorized to increase its capital, when approved by the Board of Directors, of an additional 500,000,000 commom shares. The Shareholders’ equity is represented by 479,756,730 outstanding common shares, without par value, distributed as follows:

	2006		2005

Shareholders	Shares	%	Shares	%

VBC Energia S.A.	139,002,673	28.97	184,673,695	38.49
521 Participações S.A.	149,230,373	31.11	149,230,369	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,509	12.65
BNDES Participações S.A.	24,789,436	5.17	23,005,251	4.80
Other Shareholders	105,989,069	22.09	62,089,690	12.94
Board Members	11	0.00	21	0.00
Statutory Directors	31,657	0.01	43,378	0.01
Treasury Shares	-	-	817	-

Total	479,756,730	100.00	479,756,730	100.00

During 2006, the controlling shareholder VBC Energia underwent corporate restructuring in view of the withdrawal of the shareholder Bradespar S.A. from its corporate control. As a result of the reorganization that took place in December 2006, VBC Energia now holds 139,002,673 common shares, corresponding to 28.97% of the capital of CPFL Energia.

In June 2006, the Company's Board of Directors approved the declaration and payment of interim dividends totaling R$ 611,981, corresponding to R$ 1.275606865 per share, on the results for the first half of 2006.

In 2006, the Parent Company made a total payment of R$ 1,089,653 regarding the dividends declared on December 31, 2005 and June 30, 2006.

22.1 - Allocation of Net Income for the Year

The Company’s By-laws stipulate the distribution of a minimum dividend of 25% of net income, adjusted in accordance with the law, to the holders of its shares.

For this year, the Company’s management is proposing distribution of the remaining balance of net income, through the declaration of R$ 721,910 in the form of dividends, corresponding to R$1.504742161 per share, as shown below:

Net Income — Company	1,404,096
Statutory Reserve — Recognition	(70,205)

Adjusted Net income	1,333,891
Interim dividend	(611,981)
Proposed dividend	(721,910)

Retained earnings	-

22.2 – Treasury Shares

The Treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the merger of the shares of the non-controlling shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005. The shares were sold on February 8, 2006, resulting in a gain of R$ 16, recorded as a Capital Reserve.

23.OPERATING REVENUES

	No. of Consumers
	(in thousands) (*)			Gwh(*)			R$

Revenue from Electric Energy Operations	2006	2005	2004	2006	2005	2004	2006	2005	2004

Consumer class
Residential	4,937	4,805	4,673	9,489	8,783	8,302	3,922,483	3,556,914	3,115,002
Industrial	81	81	82	16,882	16,995	17,897	3,662,592	3,328,655	3,182,893
Commercial	448	446	439	5,779	5,329	4,936	2,145,111	1,868,848	1,589,358
Rural	237	234	230	1,966	1,730	1,619	369,114	312,614	270,917
Public Administration	37	36	35	862	800	746	303,339	261,696	222,155
Public Lighting	3	2	2	1,152	1,098	1,070	241,337	225,472	207,222
Public Services	5	5	5	1,472	1,400	1,358	390,015	329,866	281,300

Billed	5,748	5,609	5,466	37,602	36,135	35,928	11,033,991	9,884,065	8,868,847
Own Consumption	1	1	1	25	25	26	-	-	-
Unbilled (Net)	-	-	-	-	-	-	75,361	39,607	26,962
Emergency Charges—ECE/EAEE	-	-	-	-	-	-	3,052	229,153	359,902
Losses on Realization of Extraordinary
Tariff Adjustment	-	-	-	-	-	-	-	-	(32,250)
Realization of Extraordinary Tariff
Adjustment (note 3 a)	-	-	-	-	-	-	(257,983)	(258,143)	(241,637)
Realization of Free Energy (note 3 a)	-	-	-	-	-	-	(103,406)	(96,752)	(88,724)
Adjustment of Ratified Value of Free
Energy	-	-	-	-	-	-	-	-	57,199
2003 Tariff Review – Remuneration basis
(note 3 b.1)	-	-	-	-	-	-	26,970	(80,686)	(81,182)
Realization of Tariff Review -
Remuneration basis (note 3 b.1)	-	-	-	-	-	-	98,010	48,762	-
Tariff Review – Depreciation (note 3 b.1)	-	-	-	-	-	-	10,402	28,442	-
2005 Tariff Adjustment – Purchase of
electric energy from ltaipu (note 3 b.2)	-	-	-	-	-	-	15,152	33,339	-
Realization of 2005 Tariff Adjustment –
Purchase of electric energy from ltaipu
(note 3 b.2)	-	-	-	-	-	-	(35,615)	-	-
Tariff Adjustment - other (note 3 b.2)	-	-	-	-	-	-	25,642	2,088	-
Realization of Tariff Adjustment - other
(note 3 b.2)	-	-	-	-	-	-	(3,122)	(328)	-
PIS and COFINS – Generators Pass
through (note 3)	-	-	-	-	-	-	(39,367)	22,958	-
Realization PIS and COFINS – Generators
Pass through (note 3 b.2)	-	-	-	-	-	-	14,089	(11,424)	-
Discount on TUSD and Irrigation (note 3
b.5)	-	-	-	-	-	-	46,792	4,009	-
Realization of TUSD Discount and
Irrigation (note 3 b.5)	-	-	-	-	-	-	(10,688)	(3,956)	-

ELECTRICITY SALES TO FINAL
CONSUMERS	5,749	5,610	5,467	37,627	36,160	35,954	10,899,280	9,841,134	8,869,117

Furnas Centrais Elétricas S.A.				3,026	3,025	3,034	273,480	298,676	253,571
Other Concessionaires and Licensees				3,484	2,197	693	200,376	123,160	44,019
Current Electric Energy				951	938	395	26,673	38,293	12,724

ELECTRICITY SALES TO DISTRIBUTORS				7,461	6,160	4,122	500,529	460,129	310,314

Revenue due to Network Usage Charge –
TUSD (b)							691,896	472,607	216,750
Low Income Consumers’ Subsidy (note 3)							23,835	21,329	46,785
Other Revenues							111,512	111,859	105,704

OTHER OPERATING REVENUES							827,243	605,795	369,239

Total							12,227,052	10,907,058	9,548,670

(*)	Unaudited

24.ELECTRICITY COST

	GWh (*)			R$

	2006	2005	2004	2006	2005	2004

Electricity Purchased for Resale
Electricity Purchased in the Regulated Market (ACR)
Itaipu Binacional	10,761	10,501	10,336	886,087	883,901	947,844
Furnas Centrais Elétricas S.A.	892	2,918	4,931	63,161	248,236	391,290
CESP — Cia. Energética de São Paulo	372	2,556	4,789	26,291	217,194	362,066
Cia. de Geração de Energia Elétrica do Tietê	387	1,218	2,092	32,800	102,833	161,615
Duke Energy Inter. Geração. Paranapanema S.A.	939	1,506	2,119	88,614	137,761	176,203
Tractebel Energia S.A.	6,690	3,789	3,880	801,003	425,580	378,191
Petrobrás – Petróleo Brasileiro S.A	1,717	1,769	-	198,584	173,058	-
EMAE — Empresa Metropolitana de Águas e Energia	20	188	338	1,351	15,622	25,950
Cia. Estadual Energia Elétrica (CEEE)	69	186	309	4,304	12,395	18,262
AES Uruguaiana Ltda.	1,119	834	773	123,883	96,881	85,541
CCEE	520	507	260	18,660	7,326	3,952
Other	1,739	985	449	168,367	78,811	39,075

	25,225	26,957	30,276	2,413,105	2,399,598	2,589,989

Energy Purchased in the Free Market (ACL)	20,773	16,292	11,119	1,375,919	1,060,874	661,425

	45,998	43,249	41,395	3,789,024	3,460,472	3,251,414

Deferral related to variations of CVA, net				4,105	57,691	95,406
Surplus and shortages of Energy (Note 3 b.4)				8,643	(44,212)	-
Free Energy adjustment				-	-	67,536
PIS and COFINS — Generators Pass-Through (Note 3 b.2)				(39,256)	22,958	-
PIS/COFINS credit				(343,319)	(322,144)	(288,604)

Subtotal				3,419,197	3,174,765	3,125,752

Electricity Network Usage Charges
Basic Network Charges				563,910	538,359	494,001
Charges for Transmission from Itaipu				62,013	59,633	52,320
Connection Charges				35,594	46,874	80,460
System Service Charges (ESS)				21,039	24,291	14,881

				682,556	669,157	641,662

Deferral related to variations of CVA, net				167,628	163,189	100,815
PIS/COFINS credit				(76,107)	(75,160)	(63,919)

Subtotal				774,077	757,186	678,558

Total				4,193,274	3,931,951	3,804,310

(*)	Unaudited

25.OPERATING EXPENSES

	As of December 31,

	2006	2005	2004

Sales and Marketing
Personnel	47,897	37,190	30,487
Materials	9,931	5,955	3,801
Outside Services	58,705	46,122	41,033
Allowance for Doubtful Accounts	83,324	63,893	68,717
Depreciation and Amortization	7,078	5,997	4,160
Collection Fee	50,090	43,453	40,096
Other	14,190	9,668	7,035

Subtotal	271,215	212,278	195,329

General and Administrative Expenses
Personnel	102,639	76,552	71,200
Materials	5,258	4,769	3,863
Outside Services	130,126	112,842	110,994
Leases and Rentals	3,852	5,716	2,541
Depreciation and Amortization	18,311	23,098	22,006
Publicity and Advertising	8,657	7,677	8,683
Legal, Court and Indemnities	29,229	17,183	16,686
Donations, Contributions and Subsidies	4,005	6,646	4,020
PERCEE	166	1,716	9,818
Other	12,166	10,728	18,422

Subtotal	314,409	266,927	268,233

Other Operating Expenses
Inspection Fee	17,942	16,637	13,000
Research and Development and Energy Efficiency Programs	50,621	66,573	42,766
Losses on Extraordinary Tariff Adjustment and Free Energy (Note 3 a)	1,038	91,806	-
Other	407	2	92

Subtotal	70,008	175,018	55,858
Amortization of Goodwill	151,844	125,709	110,385

Total	807,476	779,932	629,805

26. FINANCIAL INCOME (EXPENSE)

	As of December 31,

	2006	2005	2004

Financial Income
Yield on Temporary Cash Investments	132,397	124,761	70,006
Late Payment Charges	92,003	86,451	79,558
Interest on Prepaid Income and Social Contribution Taxes	17,116	9,381	4,802
Monetary Variations	-	27,906	-
Interest — CVA and Parcel “A”	106,817	144,449	131,175
Discount on purchase of ICMS credit	13,503	11,527	6,612
Interest — Extraordinary Tariff Adjustment (note 3 a)	51,488	160,346	114,030
Dividends received from noncontrolling investments	4,667	9,230	880
Interest on Tariff Review and Tariff Adjustment	4,752	4,658	-
Increase in PIS and COFINS (notes 8 and 20)	122,140	-	-
Interest on Shareholder’s equity (notes 8 and 20)	(14,760)	(17,910)	(15,509)
Other	67,771	43,542	46,664

Subtotal	597,894	604,341	438,218

Financial Expense
Debt Charges	(535,072)	(585,962)	(660,836)
Banking Expenses	(65,507)	(56,916)	(95,739)
Monetary Variations	(2,127)	-	(132,012)
Derivatives	(99,569)	(135,175)	(115,700)
Other	(46,082)	(37,987)	(45,858)
PIS/COFINS credit	-	-	44,426

Subtotal	(748,357)	(816,040)	(1,005,719)

Net Financial Expense	(150,463)	(211,699)	(567,501)

Monetary variations include gain or losses relating to inflation adjustments of assets and liabilities as required contractually or legally, or foreign exchange gain or losses relating to assets and liabilities denominated in foreign currency.

27.NONOPERATING INCOME (EXPENSE)

	As of December 31,

	2006	2005	2004

Nonoperating Income
Gain on changes in equity interest in subsidiaries	15	172	5,911
Gain on disposal of property, plant and equipment	2,283	9,533	6,828
Gain on sale of equity interest in subsidiaries	69,112	-	-
Materials and supplies overages	-	-	689
Other	2,467	803	1,507

Subtotal	73,877	10,508	14,935

Nonoperating Expenses
Loss on changes in equity interest in subsidiaries	(4)	(1,012)	(2,726)
Loss on deactivation of property, plant and equipment	(15,932)	(3,180)	(197)
Loss on disposal of property, plant and equipment	(2,974)	(6,176)	(11,765)
Losses due to non-utilization of studies and designs	(754)	(15)	(3,372)
Other	(4,376)	(485)	(1,290)

Subtotal	(24,040)	(10,868)	(19,350)

Total	49,837	(360)	(4,415)

The gain on sale of equity interest is related to the sale of 3.08% interest that the Company had in COMGÁS in 2006.

28.PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented a profit sharing program, based on agreed operating and financial targets previously established with the employees. The amount of this profit sharing for 2006 was R$ 33,392 (R$ 20,252 in 2005 and R$ 19,019 in 2004). After the prepayment in the year 2006, the remaining balance accrued is R$ 20,832.(Note 21).

29.RELATED PARTIES

Transactions with related parties are summarized below:

	For the Years Ended December 31,

	2006	2005	2005

Fixed Asset Purchases
Construções e Comércio Camargo Corrêa S.A.	115,379	131,142	286,453
Camargo Corrêa Equipamentos e Sistemas S.A	1,772	2,667	11,306
Cimento Rio Branco S.A. — Votorantim Cimentos	9,209	6,945	15,869
Siderúrgica Barra Mansa S.A. — Votorantim Metais	6,323	304	-
Companhia Brasileira de Alumínio	1,649	1,185	-

Operating Expenses
Companhia Brasileira de Aluminio	4,289	2,846	1,827
Banco Bradesco S.A.	5,824	-	-

Operating Revenues
Votorantim Celulose e Papel S.A.	71,176	36,483	28,177
Industrias Votorantim S.A.	65,350	31,057	24,356
Votocel Filmes Flexiveis Ltda	7,162	12,040	9,530
Cimento Rio Branco S.A. — Votorantim Cimentos	71,260	22,103	10,074
Camargo Correa Cimentos S.A.	7,733	700	-
Companhia Brasileira de Alumínio.	11,930	1,129	-

Financial Income
Banco Bradesco S.A.	67,248	79,086	53,692
Banco Votorantim S.A.	902	-	976

Financial Expenses
Banco Votorantim S.A.	547	1,940	12,193

Pledges and Tied Deposits
Banco Bradesco S.A.	1,466	3,828	-

The balances with related parties are summarized below:

	As of December 31,

	2006	2005

Financial investments
Banco Bradesco S.A.	175,097	708,601
Banco Votorantim S.A.	16,374	-

Pledges and Tied Deposits
Banco Bradesco S.A.	16,292	7,772

Accounts receivables
Camargo Corrêa Cimentos S.A.	1,233	593
Companhia Brasileira de Alumínio	2,139	955

Suppliers
Construções e Comércio Camargo Corrêa	14,883	23,419
Cimento Rio Branco S.A. — Votorantim Cimentos	993	281
Companhia Brasileira de Alumínio	240	428
Siderúrgica Barra Mansa S.A. — Votorantim Metais	281	304
Camargo Correa Equipamentos e Sistemas	155	-

Loans and financing
Banco Votorantim S.A.	-	4,822

The above transactions were completed with terms generally similar to those prevailing in transactions with unrelated parties.

30. INSURANCE

The subsidiaries maintain insurance policies with coverage determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities.

The main insurance policies cover the following:

		As of December 31,

DESCRIPTION	TYPE OF COVERAGE	2006	2005

Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery
	breakdown and Electrical Damage	1,361,841	1,115,534
Transportation	Domestic Transportation	43,000	59,000
Stored Materials	Fire, Lightning, Explosion and Robbery	12,000	16,000
Automobiles	Comprehensive Coverage	3,001	3,343
Civil Liability	Electricity Distributors	30,000	36,208
Personnel	Group Life and Personal Accidents	114,078	64,554
Other	Other	42,530	-

TOTAL		1,606,450	1,294,639

31.FINANCIAL INSTRUMENTS

31.1 CONSIDERATIONS ON RISKS

The business of the Company and its subsidiaries comprises mainly generation, sale and distribution of electric energy, as public service utilities, whose activities and tariffs are regulated by ANEEL. The main market risk factors that affect business are the following:

Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the Company has contracted hedge/swap operations so that their liabilities are indexed to domestic index variations. These transactions are recorded on the accrual basis and in accordance with the conditions of the contracted financial instrument.

• Foreign Currency Loans: Exposure on loans was substantially covered through financial swap operations, which allowed the Company and the subsidiaries to exchange the original risks of the operation for the cost in proportion to the CDI (Note 16).

• Purchase of Energy from Itaipu: The subsidiaries are exposed in their operations to exchange variations in the purchase of electricity from Itaipu. The compensation mechanism (CVA) protects the companies against possible losses, as mentioned in Note 3.

Interest Rate Risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans, financing and debentures. In the case of loans obtained abroad, the Company has contracted derivatives to hedge against this risk. For some loans borrowed in local currency, the Company has, as counterparts, regulatory assets updated according to the variation of the SELIC rate. The subsidiaries have also increased the share of loans linked to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit risk

The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the subsidiaries in view of the dispersal in the number of customers and the policy of collection and supply cuts for delinquent customers.

Energy Shortage Risk

The energy distributed by the Company is primarily generated by hydroelectric plants. A long period of rain shortage may reduce the volume of water in reservoirs of power plants resulting in losses due to the increase in costs for purchasing energy or reduction of revenues if a new rationing program becomes necessary, similar to that of 2001. Given the current level of the reservoirs, the National Electric System Operator (“ONS”) does not expect that a new rationing program will be necessary in 2007.

Risk of Acceleration of Debts

The Company has loans and financing, as well as debentures, which include covenants requiring the Company to comply with certain ratios and conditions. As of the date of these financial statements, the Company is in compliance with these covenants, which do not limit the capacity to operate normally.

31.2 FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

The main financial asset and liability instruments as of December 31, 2006 are described below, together with the criteria for their valuation and recording in the financial statements:

Cash, cash equivalents and Financial Investments

Comprise cash, banks, temporary cash investments and debt securities. The fair value of these assets approximates the amounts stated in the balance sheets (Note 4 and 5).

Regulatory Assets and Liabilities

Basically composed of the Extraordinary Tariff Recovery, Free Energy, Parcel “A”, Assets and Liabilities related to the Tariff Review and Tariff Adjustment, low income subsidy and others. These assets and liabilities are derived from the effects of the 2001 rationing plan, amounts related to the deferral of tariff costs and gains, and changes in tax and regulatory legislation. These amounts are valued according to the criteria defined by ANEEL, with the characteristics described in Note 3.

Loans and financing

Recorded in compliance with the criteria contractually established, with the characteristics defined in Note 16. As described above, on December 31, 2006, the Company and its subsidiaries maintained financial swap instruments for their foreign currency denominated loans and interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and interest rate fluctuations, and are not used for speculative purposes.

Debentures

The debentures issued by the subsidiaries are traded on the market and are recorded according to the criteria stipulated at the time of issuance, according to the characteristics defined in Note 17.

Investments in subsidiaries

The Company has investments recorded according to the equity method in companies whose stock is traded on the capital market. The Company’s management considers that the trading volume and value of these shares is not representative of the fair value of the respective companies considering the small volume of stock transactions on the market.

Following are the book and fair values of the Company’s financial instruments as of December 31, 2006 and 2005.

	2006		2005

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	3,163,523	3,198,518	3,053,411	3,028,409
Debentures	2,004,875	2,086,807	1,925,039	1,887,827
Derivatives (liability)	74,758	77,137	69,563	68,165

Total	5,243,156	5,362,462	5,048,013	4,984,401

The estimated fair value of the Company’s financial instruments was prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the financial statements, and comparisons with average market parameters. In the case of operations with no similar transactions in the market, principally related with the energy rationing program, regulatory assets and liabilities and receivables from CESP, the Company assumed that the fair value corresponds to the book value.

DERIVATIVES

As of December 31, 2006 and 2005 the Company has swap contracts in connection with exchange losses resulting from the devaluation of the Brazilian real compared to the US dollar in the notional amount, as summarized as follows:

				Aggregate	Unrealized
				notional	Gains (Losses)
Type	Date of contracts	Expiration dates	Currency	amount	R$

December 31, 2006

Swap (US$/CDI)	july 2004 to november 2006	january 2007 to july 2007	US$	36,925	(45,691)
Swap (JPY/CDI)	june 2006 to december 2006	june 2007 to september 2009	JPY	28,384,982	(29,067)

Total Losses					(74,758)

December 31, 2005

Swap (US$/CDI)	August 2005	December 2006	US$	33,488	3,644

Total Gains					3,644

Swap (US$/CDI)	June 2001 to December 2005	February 2006 to September 2007	US$	256,983	(69,522)
Swap (LIBOR/Fixed interest)	December 2005	June 2006	US$	76,985	(41)

Total Losses					(69,563)

32.COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

							2012 and
	Duration	2007	2008	2009	2010	2011	Thereafter	Total

Energy purchase contracts (a)	2 to 22 years	4,114,400	4,316,090	4,841,026	4,787,410	4,269,452	40,451,663	62,780,041
Power plant construction projects (b) .	2 to 31 years	230,894	47,393	30,358	30,358	30,358	631,976	1,001,337
(a)
The amounts presented for energy purchase contracts represent the total volume contracted at the year-end contract price. These amounts include take-or-pay contracts with Itaipu amounting to R$ 21,141,561.

(b)
Power plant construction projects include commitments made by the Company to fund its proportional share of the construction, acquisition of the concession (note 12), and purchase of bank guarantees relating to the jointly-controlled under development companies described in Note 1.

33. RELEVANT FACTS

33.1 Spin-off BAESA

As stated in a press release published on September 29, 2006, the shareholders of the joint subsidiary BAESA intend to carry out corporate restructuring through the partial spin-off of its assets and liabilities. This restructuring will turn CPFL Geração and DME Energética Ltda. into the sole shareholders of Baesa. Management of the Barra Grande Hydroelectric Plant, in which BAESA invests, would be conducted by setting up a consortium, comprising the company resulting from the spin-off of BAESA, and the shareholders that would no longer have a participation in its capital, Alcoa Alumínio S.A., Companhia Brasileira de Alumínio and Camargo Corrêa Cimentos S.A.

The Consortium to be set up will share the concession of the assets and production of the Barra Grande Hydroelectric Plant, in the same proportions as currently in effect, as shown below:

Percentage

Alcoa Alumínio S.A.	42.18%
Companhia Brasileira de Alumínio	15.00%
Camargo Corrêa Cimentos S.A.	9.00%
BAESA (after spin-off)	33.82%

Total	100.00%

The corporate restructuring will be analyzed by the BNDES, a creditor of BAESA, and will be subject to the legal and regulatory procedures. It will be submitted in advance to the government authorities, especially ANEEL.

33.2 Second Periodic Tariff Review Cycle

In Resolution n.° 234, of October 31, 2006, ANEEL established the general concepts, pertinent methodologies and the initial procedures for conducting the Second Periodic Tariff Review Cycle of the electric energy distribution utilities. The objective of this resolution was to consolidate and improve concepts already used in the First Tariff Review Cycle, such as the calculation of Capital Cost, the Regulatory Remuneration Basis and the Reference Company.

The change affecting the Regulatory Remuneration Basis (property, plant and equipment) considers that is necessary to maintain additional control, parallel to the accounting records, encompassing all the additions and write-offs in the accounting for the fixed assets in use.

The major change is related to of the Special Obligations, whose reintegration of the tied assets will not be recognized as revenue. As from the Second Tariff Review, these Special Obligations are going to be amortized, and credited to the statements of income, at the same average depreciation rates as the assets to which they refer.

The methodology used in the first cycle to calculate the investment remuneration rate to be taken into account in the tariff review has been maintained, merely updating/restating the previous series. This methodology takes into account the optimum capital structure (own and third-party) and average weighted cost of capital (regulatory WACC).

The comparison with the Reference Company will be maintained in defining the Operating Costs, although it is anticipated that ANEEL may provide a clearer definition of the Reference Company. Finally, ANEEL has changed the methodology for calculating the X Factor, eliminating the Xc component, although it has maintained the Discounted Cash Flow method for determination of the Xe component, used to calculate probably future gains in scale of the distribution business.

The implications of these new regulations are currently being analyzed by the Management of the Company and subsidiaries.

34.SUBSEQUENT EVENTS

34.1 Annual Tariff Adjustment and Periodic Revision

CPFL Paulista

In April 2007, through Resolution No. 443, ANEEL modified the final results of CPFL Paulista´s 2003 periodic revision, previously ratified in April of 2005 at 20.29%, and established a rate at 20.66% as a result of the review of the regulatory annual depreciation rate. The difference between (i) the previously tariff revision at 20.29% and the current established at 20.66%, and (ii) the Factor “X” component (“Xe”) from 1.1352% to 1.2530% represent a financial adjustment of R$ 44,868 which will be refunded to CPFL Paulista through 2007’s tariff adjustment.

Through Resolution No. 445, of April 3, 2007, ANEEL established CPFL Paulista’s Annual Tariff Adjustment at 7.06%, of which 2.60% refers to the annual tariff adjustment and 4.46% relates to additional financial components.

RGE

Through Resolution No. 452, of April 18, 2007, ANEEL established RGE’s Annual Tariff Adjustment at 6.05%, of which 3.77% refers to the annual tariff adjustment and 2.28% relates to additional financial components.

Santa Cruz

Through Resolution No. 424, of January 30, 2007, ANEEL established Santa Cruz’s Annual Tariff Adjustment at 5.71%, of which 4.56% refers to the annual tariff adjustment and 1.15% relates to additional financial components.

34.2 Corporate Reestructuring

In the General Shareholders’ Meeting held on March 14, 2007, it was approved RGE’s transfer of control from CPFL Paulista to CPFL Energia, pursuant to ANEEL’s Resolution No. 305/2005, ANEEL’s Circular Letter No. 669/2007 and law No. 10,848 of March 15, 2004 which prohibits a concessionaire from holding equity interest in another company. This transaction occurred through a capital reduction in CPFL Paulista amounting to R$ 1,050,411, without any cancellation of shares, against the transfer of an investment in the same amount corresponding to 67.0686% of RGE’s total interest. Simultaneously, CPFL Energia made a capital increase in CPFL Serra, using th same equity interest of RGE that had received from CPFL Paulista.

Based on the approval given by ANEEL through Circular Letter No. 669, of March 14, 2007, CPFL Energia will submit to a General Shareholders' Meeting a proposal to merge CPFL Serra into its subsidiary RGE, which will assume all CPFL Serra’s assets and liabilities. The main objective of this merger is to reduce administrative costs and simplify corporate structure.

Authorized by ANEEL, through Resolution No. 766, as of December 19, 2006, and Circular Letter No. 504, as of February 28, 2007, and by BNDES, it was approved in the General Shareholders’ Meeting held on March 30, 2007, the merger of CPFL Centrais Elétricas and Semesa into CPFL Geração. After this merger, CPFL Centrais Elétricas and Semesa no longer exists and all of their assets and liabilities were assumed by CPFL Geração. This reorganization did not result in any capital change since CPFL Geração already had 100% of interest in both subsidiaries.

34.3 Acquisition of CMS Energy Brasil S.A.

In June 2007, CPFL Energia signed the final purchase agreement with CMS Electric & Gas LLC to acquire 100% of the equity interest of CMS Energy Brasil S.A., or CMS Brasil. CMS Brasil has subsidiaries involved in the distribution, generation and commercialization of electricity in Brazil, in addition to provide customer service support. This acquisition was approved by ANEEL.

34.4 ENERCAN commercial start-up

In February 2007, the first two generators of ENERCAN became operational with a installed capacity of 880 MW (377.9 MW average of Assured Energy). The third generator is scheduled to come on line in May 2007. Electricity purchase contracts of our pro-rata share of ENERCAN have already been approved by ANEEL, whose buyers are the distribution subsidiaries CPFL Paulista and CPFL Piratininga, and the commercialization subsidiary CPFL Brasil.

34.5 Loans and Financings

In the first quarter of 2007, the subsidiaries CPFL Piratininga and CPFL Geração borrowed R$ 85,000 and R$ 64,700, respectively, under foreign currency loans with Banco do Brasil, which will mature in the first quarter of 2008. In April of 2007, CPFL Geração borrowed an additional R$ 80,000 under foreign currency loans which will mature in 2009. The subsidiaries have entered into swap agreements to convert those obligations to brazilian reais.

In June 2007, the Company borrowed R$ 438,750 under 39 promissory notes, which bear interest at a rate equivalent to 101.9% of CDI and mature in December 2007. This amount was mainly used to finance CMS Brasil acquisition.

35. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

I — Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	Year Ended December 31,

	2006	2005	2004

Net income under Brazilian Accounting Principles	1,404,096	1,021,278	268,517
Capitalization of interest costs:
Interest capitalized under U.S. GAAP	25,986	12,435	8,617
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	552	3,342	4,191
Depreciation of capitalized interest under U.S. GAAP	(4,829)	(7,662)	(8,844)
Effect of disposals on capitalized interest	10	(581)	(153)
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(41,523)	(13,822)	-
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	2,839	1,328	1,625
Effect of disposals on capitalized administrative costs	130	73	25
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(217)	(1,709)	(1,798)
Effect of disposals on monetary restatement	(17)	(70)	(15)
Special obligations:
Effect of depreciation under U.S. GAAP	(33,596)	16,381	6,193
Accounting for the effects of regulation:
Recognition of electricity sales to final consumers (RTE) that were previously recorded under Brazilian Accounting Principles, net of tax on revenues	-	82,695	132,371
Reversal of interest on RTE recorded under Brazilian Accounting Principles that exceeds 24 months	-	(6,876)	(24,759)
Recognition of interest on RTE that was previously recorded under Brazilian Accounting Principles	-	67,395	55,404
Reversal (Provision) for expenditure on research and development and energy efficiency programs	10,071	(21,093)	(17,305)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(47.738)	(20,598)	(23,307)
Effect of disposals of property, plant and equipment	(14.550)	(8,724)	(2,969)
Reversal of goodwill amortization under Brazilian Accounting Principles	147,645	117,561	99,730
Amortization of intangible concession assets under U.S. GAAP	(261,445)	(185,040)	(163,217)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	38,452	37,981	24,557
Accounting for the Serra da Mesa lease:
Reversal of revenues recorded under Brazilian Accounting Principles, net of taxes on revenues	(273,480)	(298,676)	(253,571)
Recognition of income on the investment in direct financing lease under U.S. GAAP, net of taxes on revenues	248,446	250,381	213,311
Reversal of depreciation recorded under Brazilian Accounting Principles	22,810	22,792	20,897
Pension and other benefits:
Difference in actuarial liability	2,479	8,460	(4,814)
Reversal of extraordinary item recorded under Brazilian Accounting Principles	49,288	49,288	50,992
Derivatives:
Adjustment to record derivative contracts at fair value — financial income (expense)	1,289	(9,897)	16,967
Amortization of loan guarantees — FIN 45	(3,805)	(3,288)	(1,718)
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	(41,262)	7,907	10,756
Share issuance costs	-	-	40,648
Deferred costs:
Operating expenses – amortization of preoperating expenses capitalized under Brazilian Accounting Principles, net	6,693	5,164	1,894
Other	1,462	652	6
Deferred income and social contribution taxes effect on the above adjustments – Classified as noncurrent	30,911	(4,152)	(68,000)
Effect of above adjustments on minority interest	(5)	5,451	(9,039)

Net income under U.S. GAAP	1,252,076	1,109,760	358,576
Other comprehensive income (loss) – post-retirement benefit obligation, net of tax effects	88,595	(2,444)	177,939

Comprehensive income under U.S. GAAP	1,340.671	1,107,316	536,515

Earnings per share:
Weighted average number of common shares outstanding — basic	479,756,643	458,295,875	421,440,789

Basic earnings per share	2.610	2.421	0.851

Weighted average number of common shares outstanding — diluted	479,756,643	461,858,021	423,066,072
Diluted earnings per share	2.610	2.393	0.838

	As of December 31,

	2006	2005

Shareholders’ equity under Brazilian Accounting Principles	4,866,277	4,796,048
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(30,313)	(30,389)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	17,838	17,291
Capitalization of interest under U.S. GAAP	183,452	120,727
Accumulated depreciation	(40,980)	(33,708)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(120,931)	(29,439)
Reversal of accumulated depreciation	11,987	5,917
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,856	12,893
Accumulated depreciation	(6,913)	(6,716)
Accounting for the effects of regulation:
Provision for expenditure on research and development and energy efficiency programs	(48,517)	(54,772)
Special obligations:
Accumulated depreciation	-	30,222
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	884,252	838,861
Accumulated depreciation	(232,417)	(210,268)
Reversal of goodwill recorded under Brazilian Accounting Principles	(4,076,333)	(2,787,319)
Reversal of accumulated amortization	1,269,690	487,673
Recognition of concession intangible under U.S. GAAP	5,504,198	4,931,617
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,430,952)	(1,156,351)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(761,522)	(731,473)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	100,991	62,538
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	573,675	598,022
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(939,918)	(939,231)
Reversal of accumulated depreciation	195,598	172,788
Pension and other benefits:
Difference in actuarial liability	254,760	(188,801)
Derivatives:
Adjustment to record derivative contracts at fair value	(968)	(128)
Accumulated amortization of loan guarantees — FIN 45	(8,811)	(5,006)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated
proportionally under Brazilian Accounting Principles	(35,616)	(128,165)
Deferred costs:
Permanent assets — reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(42,684)	(33,866)
Permanent assets — reversal of amortization of preoperating expenses capitalized under Brazilian
Accounting Principles	11,909	7,373
Reversal of proposed dividends	721,910	389,195
Other	432	(322)
Deferred income and social contribution taxes effect on the above adjustments:
Deferred taxes noncurrent	(540,798)	(352,755)
Effect of the above adjustments on minority interest	526	-

Shareholders’ equity under U.S. GAAP	6,781,355	6,271,133

II – Statement of changes in shareholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,

	2006	2005	2004

Shareholders’ equity under U.S. GAAP — beginning balance	6,271,133	5,178,325	4,122,635
Net income for the year	1,252,076	1,109,760	358,576

Capital increase	-	635,538	644,001
Treasury shares	8	(8)	-
Dividends and Interest on shareholders’ equity	(1,001,176)	(650,038)	(124,826)
Other comprehensive income (loss) – minimum pension liability, net
of tax effects of R$ 45,640 (2005 – R$1,429 and 2004 – R$ 96,450) and minority interest (2005 – R$ 329 and 2004 – R$ 9,461)	88,595	(2,444)	177,939
Adjustment to other comprehensive income – related to post
retirement benefit obligation, net of tax effects of R$ 87,995 and
minority interest of R$ 91	170,719	-	-

Shareholders’ equity under U.S. GAAP — ending balance	6,781,355	6,271,133	5,178,325

Accumulated other comprehensive income (expense), net of tax effects of R$ 87,995 (2005 – R$ 45,640 and 2004 – R$ 46,747)
and minority interest of R$ 91 for 2006 and R$4,593 for 2004	170,719	(88,595)	(86,151)

In 2004 and 2005, the additional minimum liability related to post-retirement benefit obligation were recognized in the other comprehensive income account. The remaning balance in 2005, in the amount of R$ 88,595 were recognized in the statement of income during 2006. In addition, pursuant to the adoption of SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of December 31, 2006, the Company recognized an adjustment in the amount of R$ 170,719.

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

The U.S. GAAP income adjustment represents the depreciation of the monetary restatement and disposals of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

d) Special Obligations

Special Obligations represent consumers’ contributions to the cost of expanding the electric power supply system, which are presented as a reduction to property, plant and equipment under Brazilian Accounting Principles. The assets acquired using the funds provided by consumers, or the assets provided to the Company by consumers under the regulations of Special Obligations are depreciated based on the respective assets’ useful lives, as established by ANEEL. According to ANEEL regulation, Special Obligations were never subject to amortization.

Under U.S. GAAP, Special Obligations were considered a reimbursement of asset’s construction and/or acquisition costs and have been amortized since its contribution to the Company. The corresponding balance was presented reducing intangible asset (concession) when registered in the purchase accounting (except in the occurrence of negative goodwill) or, after the purchase accounting, reducing property, plant and equipment.

On October 31, 2006, through Normative Resolution No. 234, ANEEL established the general concepts, methodologies and procedures applicable to the second cycle of periodic tariff revisions for concessionaires engaged in the electric energy distribution services, which will begin in 2007.

This normative resolution modified the terms of the tariff rate setting process which, among other aspects, established that the fixed assets’ depreciation arising from assets acquired using funds provided by Special Obligations will no longer be considered as a component of the tariff to be granted to the concessionaire. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian Accounting Principles changed and, as from 2007, it will be amortized prospectively starting in the date of the next tariff revision for each distribution concessionaire.

As a consequence of this change in regulation, the accounting treatment adopted under U.S. GAAP related to Special Obligations has to be aligned with the treatment that will be adopted as per the Brazilian Accounting Principles. As a consequence, certain adjustments to the balances under U.S. GAAP related to Special Obligations were recorded, in order to reflect the new set of regulatory rules, as follows:

(i) The amount related to Special Obligations that had been amortized up to 2005, including the respective deferred taxes recognized in the purchase accounting, were reversed as a charge to the 2006 income statement. No amortization was recorded for 2006; and

(ii) The adjusted balance of Special Obligations (after amortization reversal), previously presented reducing intangible assets (concession), was reclassified reducing fixed assets

The details of these adjustments and reclassifications are as follows:

Amounts adjusted to income statement in 2006:
Purchase accounting
Reversal of special obligations depreciation (recognized through intangible)	(70,189)
Reversal of special obligations depreciation (recognized through property, plant and equipment)	(53,353)
Deferred taxes effect on the adjustment above	35,231
After purchase accounting
Reversal of special obligations depreciation (recognized through property, plant and equipment)	(33,596)

Total amount adjusted in 2006:	(121,907)

Amounts reclassified as of December 31, 2006 to special obligation (after amortization reversal)
From Intangible assets	353,660
From Deferred taxes liabilities	(99,792)

253,868
Special obligation, already recorded as a reduction of Property, plant and equipment	537,519

Balance of special obligation as of December 31, 2006	791,387

After such adjustments and reclassifications, the balance of Special Obligations presented under Brazilian Accounting Principles equals such balance presented under U.S. GAAP, and the respective amortization, to be recognized by the Company as from the next tariff revision (which is applicable to different dates during 2007 according to the concession contracts of CPFL Paulista, CPFL Piratininga, RGE and Santa Cruz), will be the same.

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

The rate–setting structure established also comprised the Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are defined by the concession contracts to the cost of purchased power and certain other costs and taxes. The structure provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred prior to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001.

As described in Note 3, during 2001, the electricity market in significant parcels of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country’s significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an agreement with the Federal Government that provided resolution to the principal rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect during a period set by ANEEL. Under Brazilian Accounting Principles, the Company recorded the entire amount to be recognized in accordance with this agreement. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, the Company records only the amount expected to be recovered over the next 24 months. The 2004 and 2005 U.S.GAAP net income adjustments represents the reversal of the differences between the amounts recorded under Brazilian Accounting Principles and U.S. GAAP. As of December 31, 2005 the Company recorded all the RTE’s different effects of this accounting.

Additionally, the Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This income is recorded on invoicing by the concessionaires, which also establish a provision in respect of expenditure not yet incurred for these programs, as mentioned in notes 2 and 21. A parcel of the amounts realized includes capitalized amounts. In accordance with U.S. GAAP, the provisions of SFAS 71 require recognition of the amount invoiced in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss). Accordingly, the US GAAP adjustment refers to the reversal of the income corresponding to the expenditure capitalized with the research and development and energy efficiency programs, and is only recognized on amortization of these assets.

f) Comprehensive income

Brazilian Accounting Principles do not encompass the concept of Comprehensive income. Under U.S. GAAP, SFAS 130, “Reporting comprehensive income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the difference between the pension plan fair value and the amount already recognized through the statement of income and the related deferred tax and minority interest effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

g) Business Combinations and Goodwill

Under Brazilian Accounting Principles on the acquisition of subsidiaries, the difference between the purchases price paid and the book value is recorded as goodwill , which is amortized on a straight-line basis over a ten-year period if supported by projections of future profitability. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess is amortized over the remaining useful lives of the related assets. Companies also have the option to amortize the goodwill over the remaining term of the related concession. If the goodwill does not fall into one of the above categories, it is written off. The acquirer is permitted to defer amortization of goodwill for several months until the acquired company become operational. The Company amortizes its goodwill proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Under U.S. GAAP, pursuant to SFAS 141, “Business Combinations” are accounted for by the purchase method utilizing fair values. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset clas s. Th e Company allocated in its Concession Intangible, the purchase price paid in excess to the fair value of the net assets acquired according to U.S. GAAP, limited to the acquired Company’s market value. For all business acquisition, during the purchase price allocation no goodwill were recorded by the Company under U.S. GAAP.

Under Brazilian Accounting Principles, the Company recorded goodwill arising from the acquisition of subsidiaries as mentioned in note 13. Consequently, the U.S. GAAP adjustments represent the reversal of the goodwill and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) – addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

The principal business combinations occurred during 2006, are as follows:

• Acquisition of CPFL Serra, CPFL Missões and CPFL Cone Sul

As mentioned in note 13(g), as of June 23, 2006, the Company acquired from PSEG, 100% of CPFL Serra, CPFL Cone Sul S.A. and CPFL Missões Ltda., previously denominated Ipê Energia Ltda, PSEG Trader S.A and PSEG Brasil Ltda, respectively. The total cost of this acquisition was R$ 415,000.

CPFL Serra has an interest in RGE composed by 213,495,786 common shares and 50,221,954 preferred shares which correspond to 32.69% of RGE’s total capital, and 70,683,052 common shares corresponding to 32.75% of Sul Geradora’s total capital. Up to the date of this acquisition, the Company shared the control of RGE and Sul Geradora with PSEG. After the acquisition, these subsidiaries are controlled only by CPFL Energia, which indirectly hold 99.76% and 99.95%, respectively, of RGE’s and Sul Geradora’s total capital.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to SFAS 141.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

	CPFL	CPFL	CPFL
	Serra	Cone Sul	Missões

Current assets	21,434	7,249	36
Investment in subsidiaries (a)	391,115	-	-
Other assets	-	1,025	633

Total assets acquired	412,549	8,274	669

Current liabilities	2,519	2,420	-
Long-term liabilities	-	-	108

Total liabilities assumed	2,519	2,420	108

Net assets	410,030	5,854	561
Total cost of acquisition	410,030	4,518	452

Under U.S. GAAP, the purchase price allocation did not result in the identification of any goodwill related to this acquisition.

(a) Investment in subsidiaries:

In the acquisition date, as mentioned above, CPFL Serra held interest in RGE and Sul Geradora in the amount of R$ 391,060 and R$ 55, respectively. The fair value of RGE’s assets and liabilities at the acquisition date were summarized as follows:

RGE

Current assets	492,445
Property, plant and equipment	1,043,551
Intangible assets (*)	458,431
Other assets	254,799

Total assets	2,249,226

Current liabilities	433,147
Long-term liabilities	619,810

Total liabilities	1,052,957

Net assets	1,196,269
Interest equity acquired	32.69%
Net assets acquired	391,060

(*) The purchase price allocation identified an intangible asset related to the right to explore RGE’s electric energy distribution concession.

• Acquisition of interest shares of Foz do Chapeco

As mentioned in note 1, in 2006, the subsidiary CPFL Geração acquired an additional 18.33% of Foz do Chapecó interest share from CEEE, for the amount of R$ 9,279. As a result of this acquisition, CPFL Geração now holds an 85% interest in Foz do Chapecó, equivalent to 51% of the indirect interest in Consórcio Energético Foz do Chapecó.

The Foz do Chapeco power plant is still under construction and this increase in its interest share will add a total of 855 MW in the Company’s installed generation capacity when the unit starts operation. This acquisition was recorded using the Purchase Method of Accouning and the fair value of the net assets acquired and the liabilities assumed amounted to R$ 9,551 and R$ 272, respectively, in the date of acquisition.

Under Brazilian Accounting Principles, Foz do Chapecó will continue to be proportionately consolidated and under U.S. GAAP it will be accounted under the equity method (see note 35(s)).

• Acquisition of Santa Cruz

As mentioned in note 13(h), as of December 28, 2006, the subsidiary Nova 4 acquired from Companhia Brasileira de Alumínio (“CBA”), 344,040,211 common shares and 27,703,472 preferred shares representing 99.99% interest in Santa Cruz. The transaction was approved by ANEEL in December 2006, and the final cost of acquisition was R$ 206,709 composed of R$ 204,153 related to its purchase price and R$ 2,556 related to other direct cost.

The Company recorded this acquisition using the Purchase Method of Accounting and the estimated fair value of the assets acquired and liabilities assumed at the acquisition date were summarized as follows:

Santa Cruz

Current assets	70,416
Property, plant and equipment	148,190
Intangible assets	61,758
Other assets	2,987

Total assets	283,351

Current liabilities	45,724
Long-term liabilities	30,902

Total liabilities	76,626

Net assets	206,725
Interest equity acquired	99.99%
Net assets acquired	206,709

Under U.S. GAAP, the purchase price allocation did not result in the identification of any goodwill related to this acquisition and the intangible asset identified is related to the right to explore Santa Cruz’s electric energy distribution concession. The purchase accounting allocation is still subject to change.

• Pro forma information:

The following summary presents the Company’s unaudited pro forma consolidated statement of operations for the years ended December 31, 2006 and 2005, in accordance with Brazilian Accounting Principles, as if the acquisition of RGE and Santa Cruz had been completed at the beginning of each period.

	2006	2005

Operating Revenues	12,794,854	11,864,886
Net operating revenues	9,321,878	8,407,046
Operating income	2,265,018	1,593,356
Net income	1,390,384	977,042
Earnings per share	2.898	2.037

The pro forma information is only presented for comparative purposes and does not intend to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

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

i) Accounting for the Serra da Mesa Lease

As described in Note 12, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted yearly by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease. Under U.S. GAAP, using the criteria set forth in SFAS No. 13, “Accounting for Leases,” the lease is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. The assets relating to this lease are presented separately in Note 12.

Following are the components of the net investment in this lease:

	Year ended December 31,

	2006	2005

Net investment in direct financing lease – current	43,855	42,660
Net investment in direct financing lease – non-current	529,820	555,362

Total net investment in direct financing lease	573,675	598,022

Minimum lease payments receivable (*)	5,782,712	5,959,715
Less: Unearned income	(5,209,037)	(5,361,693)

Total net investment in direct financing lease	573,675	598,022

(*) At December 31, 2006, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 291,717 in 2007, R$ 292,517 in 2008, R$ 291,717 in 2009, R$ 291,717 in 2010 and R$ 291,717 in 2011.

j) Pension and Other Benefits

Under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista and CPFL Geração. With the enactment of CVM Resolution No. 371 of December 13, 2000, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. As allowed by CVM Resolution No. 371/2000, the Company elected to record the parcel of actuarial liabilities in excess of plan assets as of December 31, 2001 over five years, ending on December 31, 2006.

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS No. 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS No. 158 are presented in Note 35(IV-a) below.

k) Derivatives

As discussed in Note 31, in order to minimize its financing costs and to manage interest and exchange rate exposure, the Company enters into cross currency swap agreements to effectively convert a parcel of its foreign currency denominated variable-rate debt to Brazilian reais accruing interest at the CDI rate (Interbank deposit rate). Under Brazilian Accounting Principles, any differential to be paid or received under these contracts is recorded in an accrual basis as an asset or liability, with a corresponding adjustment to interest expense in the statement of income. The fair value of these contracts is not recognized in the consolidated financial statements.

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

Since the Company’s swap agreements do not qualify for hedging accounting, under U.S. GAAP, changes in fair value of these contracts have been recognized in earnings during 2006, 2005 and 2004.

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

In February 2004, the investee CERAN obtained a loan from BNDES to exploit the hydroelectric potential of the Rio das Antas complex. The total loan obtained by CERAN, in the amount of R$ 435,805 was released by the financial institution in several tranches scheduled to be amortized by CERAN from December 2005 through January 2018. As of December 31, 2006, this loan amounted to R$ 474,780. Although CPFL Geração has a 65% ownership interest in CERAN, CPFL Energia issued a guarantee for 100% of the loan. In exchange for this guarantee, the other shareholders reimburse CPFL Energia on a quarterly basis, proportionally to their respective ownership interest, an amount representing 1.5% per year of the average outstanding loan balance, paid on a quarterly basis. These payments are recorded as a financial income under Brazilian Accounting Principles. For this loan, in addition to the guarantee issued by CPFL Energia there are other guarantees given by CERAN shareholders’, such as the pledge of their shares and the rights emerging from the concession. In case of default, CPFL Energia may take judicial action against CERAN, and attempt to recover any amounts disbursed.

In April 2005, the investee ENERCAN obtained a loan from IDB to finance the Campos Novos Hydropower Plant. The loan obtained by ENERCAN, totaling US$ 75 million, is schedule to be amortized in 49 quarterly installments from June 2007. As of December 31, 2006, this loan amounted to R$ 162,168. Although CPFL Geração has a 48.72% ownership interest in the ENERCAN, the Company issued a guarantee for 57.27% of the loan, up to December 2007. The effective date of this guarantee is up to the Project Completion Date.

Under U.S. GAAP, the Company does not consolidate CERAN and ENERCAN, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantees issued amounting to R$ 29,997 and R$ 3,036 for CERAN and ENERCAN, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee. In 2006, the liability of the guarantee related to CERAN was reduced in the amount of R$ 2,880.

The offsetting entries were recorded as asset and are being realized through:

a) CERAN guarantee — (i) reimbursement to CPFL Energia by the other CERAN shareholders representing 35% ownership and; (ii) realization of the amount relating to the Company’s investment, which represents 65% ownership in CERAN.

b) ENERCAN guarantee — realization of the amount relating to the Company’s investment (48.72%) and the addiitonal share (8.55%), as mentioned above, up to the Project Completion Date.

As of December 31, 2006, liabilities relating to the guarantees given to CERAN totaled R$ 27,117 (R$29,997 in 2005), and the assets amounted to R$ 20,184 (R$ 25,745 in 2005), of which R$ 12,840 (R$15,853 in 2005) refers to the costs of CPFL Energia and R$ 7,344 (R$ 9,892 in 2005) refers to the accounts receivable from the other CERAN shareholders.

As of December 31, 2006, liabilities relating to the guarantees given to ENERCAN totaled R$ 3,036 (R$ 3,036 in 2005), and the assets amounted to R$ 1,158 (R$2,282 in 2005).

m) U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

CERAN, ENERCAN, BAESA and Foz do Chapecó are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The U.S. GAAP basic adjustments for these jointly-controlled subsidiaries are related to capitalized costs, the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession and derivative contracts.

Up to May 2006, RGE and Sul Geradora were accounted for using proportional consolidation under Brazilian Accounting Principles and by the equity method of accounting under U.S. GAAP. Since June 2006, when the Company acquired CPFL Serra and the control of RGE and Sul Geradora (note 13(g) and 35(g)), these subsidiaries became fully consolidated under Brazilian Accounting Principle and U.S. GAAP. Therefore, the reconciliation of net income and shareholders’ equity between the differences in Brazilian Accounting Principles and U.S. GAAP reflected in the acquisition date (May of 2006), an adjustment on equity in earnings of jointly-controlled subsidiaries reclassified to several lines in the reconciliation note, as demonstrated in the table below, due to the change in the consolidation method. In addition, it is shown in the table below the reconciliation of net income of RGE for the 7 month period ended December 31, 2006 and the shareholders’ equity reconciliation note of RGE as of December 31, 2006:

		Net income
	Shareholders’	June 1,	Shareholders’
	equity	through	equity
	As of May 31, 2006	December 31, 2006	As of December 31, 2006

Capitalization of interest under U.S. GAAP.	36,895	8,174	45,069
Depreciation of capitalized interest under U.S. GAAP.	(2,538)	(1,004)	(3,542)
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(50,102)	(18,995)	(69,097)
Reversal of depreciation of capitalized administrative expenses under Brazilian Accounting Principles	3,234	1,369	4,603
(Accrual) reversal for expenditure on research and development and energy eficiency programs	(3,816)	2,781	(1,035)
Special obligations:
Effect of depreciation under U.S. GAAP.	3,374	(3.374)	-
Business combinations and goodwill:
Property, plant and equipment – cost	129.989	(1.613)	128.376
Acumulated depreciation	43.224	(469)	42.755
Reversal of goodwill recorded under Brazilian Accounting Principles	(469,933)	8,764	(461,169)
Pension and other benefits	(1,247)	1,944	697
Adjustment to record derivative contracts at fair value	(2,129)	3,167	1,038
Deferred costs	(10,975)	2,107	(8,868)
Deferred income and social contribution taxes on the above adjustments	111,481	(2,114)	109,367

	(212,543)	737	(211,806)
Other comprehensive income related to post retirement benefit obligation

Post-retirement benefit obligation, net of tax effects	-	28,031	28,031

Total	(212,543)	28,769	(183,775)

n) Share Issuance Costs

The Company recorded as expenses the costs related to the public offering of shares. Under U.S. GAAP, costs related to public offering of shares are deducted from the proceeds received from such offering. This difference has no net effect on total shareholders’ equity.

o) Deferred Costs

The Company has capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

p) Income Taxes

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

According to U.S. GAAP, the Company recorded in 2005 and 2004, an additional asset for deferred income tax and social contribution and a respective full valuation allowance for the realization of this additional asset in the amount of R$10,445 and R$ 23,794 respectively. Accordingly, this difference has no impact in shareholder’s equity and net income for the periods presented.

q) Dividends Proposed

Under Brazilian Corporate Law, the Company is required to distribute at least 25% of its adjusted net income as a minimum mandatory annual dividend. The dividend that exceed the 25% minimum limit, may be proposed and accrued at each balance sheet date, but subject to the Annual Shareholders’ Meeting approval. Under U.S. GAAP, the dividends that exceeds the 25% minimum mandatory are recorded after the Annual Shareholders’ Meeting approval.

r) Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2004 and 2005, in connection with subscription rights granted to IFC, the Company had potentially dilutive securities outstanding. For 2006, the Company has no potentially dilutive securities outstanding.

The computation of basic earnings per share is as follows:

	December 31,

	2006	2005	2004

Net income under U.S. GAAP	1,252,076	1,109,760	358,576
Weighted average number of common shares outstanding during the period for basic EPS computation	479,756,643	458,295,875	421,440,789
Basic earnings per share – R$	2.610	2.421	0.851

The diluted earnings per share were calculated as follows:

		December 31,

	2006	2005	2004

Net income under U.S. GAAP	1,252,076	1,109,760	358,576
Adjusted for: Interest expense and exchange rate variation gains, net of taxes of 2,302 of 2005 (R$2,160 of 2004)	-	(4,470)	(4,193)

Net income under U.S. GAAP adjusted	1,252,076	1,105,290	354,383
Weighted average number of common shares	479,756,643	458,295,875	421,440,789
Plus: incremental weighted average shares from assumed conversion of IFC loan	-	3,562,146	1,625,283
Weighted average number of common shares outstanding during the period for diluted EPS computation	479,756,643	461,858,021	423,066,072

Diluted earnings per share – R$	2.610	2.393	0.838

s) Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are (i) CERAN, ENERCAN and BAESA for all periods presented, in which the Company holds a 65.00%, 48.72% and 25.01% interest share, respectively; (ii) FOZ DO CHAPECÓ, in which the Company increased its interest share in 2006 from 66,67% to 85% as describer in note 1, and (iii) RGE and Sul Geradora until May 2006, in which the Company had a 67.07% and 67.23% ownership interest, respectively. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP. Summarized balance sheet, statement of income and cash flow information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,

	2006	2005

Current assets	80,292	400,914
Noncurrent assets	1,579,413	2,170,391
Net assets, eliminated in the consolidated(*)	(471,406)	(944,271)

Total assets	1,188,299	1,627,034

Current liabilities	169,437	414,017
Long-term liabilities	1,018,862	1,213,017

Total liabilities and shareholders’ equity	1,188,299	1,627,034

(*) Amount eliminated in the consolidated financial statement, related to the investment in jointly-controlled subsidiaries.

	Year ended December 31,

	2006	2005	2004

Operating revenues	775,460	1,483,445	1,286,586
Operating income	158,510	153,381	125,761
Cash flow provided by operating activities	97,219	75,742	109,263
Cash flow used in investing activities	(301,090)	(278,073)	(358,517)

Cash flow provided by financing activities	191,961	230,549	197,189

t) Escrow deposits

Under Brazilian Accounting Principles, the balances of escrow deposits are offset against these under the heading “Reserve for Contingencies” in long-term liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and reserve for contingencies. As a consequence, non-current assets and long-term liabilities under U.S. GAAP would be increased by R$ 145,361 and R$161,541 at December 31, 2006 and 2005, respectively. This difference has no net income or equity effect.

u) Subsequent acquisition:

In June 2007, CPFL Energia signed the final purchase agreement with CMS Electric & Gas, LLC to acquire 100% of the equity interest of CMS Brasil, for US$ 211 million.

CMS Brasil has subsidiaries involved in the distribution, generation and commercialization of electricity in Brazil, in addition to provide customer service support. Through four distribution companies, it currently distributes 1,243 GWh of electricity to approximately 177,000 customers in 15 cities in the State of São Paulo and 3 cities in the State of Minas Gerais, covering an area of approximately 8,500 square kilometers. CMS Brasil’s power plants will increase CPFL Energia’s installed generation capacity by 86.8 MW.

This acquisition will be accounted under U.S. GAAP, using the Purchase Method of Accounting The following information shows the amount assigned to each major account captions under CMS Brasil’s consolidated financial statements, prepared in accordance with Brazilian Accounting Principles as of December 31, 2006:

Current assets	109,773
Property, plant and equipment	131,814
Other assets	221,490
Total Assets	463,077

Current liabilities	103,170
Long-term liabilities	105,037
Shareholder’s Equity	254,870

IV – SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits, SFAS 158 Employers’ Accounting for Defined benedit pension and Other Postretirement Plans and amendment of FASB Statements n. 87, 88 and 106 are presented below.

The following information does not consolidate the balances of RGE for 2005 and 2004, since RGE, at that period, was proportionately consolidated under Brazilian Accounting Principles:

Obligations and Funded Status

	As of December 31,

	2006	2005	2004

Change in benefit obligation (*)
Benefit obligation at beginning of year	3,049,416	2,970,087	2,923,889
Service cost	6,028	6,151	6,693
Interest cost	338,921	323,872	320,048
Actuarial gain	(127,644)	(29,817)	(74,749)
Benefits paid during the year	(234,326)	(220,877)	(205,906)
Unrecognized prior service cost	-	-	112
Benefit obligation added due to acquisition of RGE	117,945	-	-

Benefit obligation at end of year	3,150,340	3,049,416	2,970,087

Change in plan assets (*)
Fair value of plan assets at beginning of year	2,058,516	1,907,324	1,597,666
Actual return on plan assets	512,969	250,614	396,685
Participant’s contributions	1,823	2,116	2,057
Sponsor’s contributions	99,824	119,338	116,822
Benefits paid	(234,326)	(220,877)	(205,906)
Plan assets added due to acquisition of RGE	149,933	-	-

Fair Value of plan assets at end of year	2,588,739	2,058,515	1,907,324

Unfunded status at end of year	(561,601)	(990,900)	(1,062,763)

(*) The subsidiaries used a measurement date as of December 31, 2006, 2005 and 2004

The book balances include other contributions relating to the Company’s plans amounting to R$ 43,999 (R$ 40,132 in 2005).

Amounts recognized in the statement of financial position consist of:

	As of December 31,

	2006	2005

Noncurrent assets	43,157	-
Long-term liabilities	(604,758)	(1,061,748)

	(561,601)	(1,061,748)
Unrecognized actuarial gain, net	-	70,848

Unfunded status	(561,601)	(990,900)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,

	2006	2005	2004

Projected benefit obligation	3,150,340	3,049,416	2,970,087
Accumulated benefit obligation	3,137,743	3,039,991	2,961,611
Fair value of plan assets	2,588,739	2,058,516	1,907,324

Components of Net Periodic Pension Cost

	As of December 31,

	2006	2005	2004

Service cost	(6,028)	(6,151)	(6,693)
Interest cost	(338,921)	(323,872)	(320,048)
Expected return on plan assets	350,264	244,760	176,541
Amortization of deferred gains (losses) , net	4,362	2,696	(4,714)

Net periodic benefit cost under U.S. GAAP	9,677	(82,567)	(154,914)
Net periodic benefit cost under Brazilian Accounting Principles	41,579	138,925	202,165
Less: Proportionate net periodic benefit income (cost) of RGE	511	1,390	(1,073)

U.S. GAAP adjustment to net income	51,767	57,748	46,178

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive income

	2006	2005	2004

Other comprehensive (loss) income at beginning of year	(134,235)	(137,491)	(421,431)
Decrease (increase) in additional minimum liability	134,235	(4,202)	283,940
Additional minimum liability acquired from minority shareholders
and recorded as a reduction in liability	-	7,458	-

Other comprehensive income (loss) at end of year	-	(134,235)	(137,491)
Adjustment related to the adoption of SFAS 158	258,805	-	-

Accumulated other comprehensive income	258,805	(134,235)	(137,491)

The components of the projected net periodic pension credit for 2007 are as follows:

Cost of service	(6,126)
Interest on actuarial liabilities	(341,376)
Expected return on plan assets	392,039
Amortization of deferred losses	8,314
Prior Service Cost	(16)
Expected participant contribution	1,942

Total income	54,777

Effect of initial recognition provision of SFAS 158

The FASB issued SFAS nº 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006. The following table illustrates the adjustments of the incremental effect of applying this statement in the consolidated balance sheet as of December 31, 2006:

		Incremental
	Before	effect of	After
	application of	applying	application of
	SFAS 158 .	SFAS 158 .	SFAS 158 .

Prepaid pension cost – noncurrent asets	10,893	32,264	43,157
Deferred Income taxes – long-term liabilities	-	(87,995)	(87,995)
Liability for pension benefits – long-term	(831,299)	226,541	(604,758)
Accumulated other comprehensive income	-	(170,810)	(170,810)

Assumptions used were as follows:

	2006 (*)	2005	2004

Annual discount rate (**)	6%	6%	6%
Annual expected return on assets (**)	11%	11%	7%
Annual salary increase (**)	2%	2%	2%
Annual benefits adjustments (**)	0%	0%	0%
Long term inflation	5%	5%	5%

(*) In 2006, RGE used an annual discount rate of 6.0%, annual expected return on assets of 6.0%, an annual salary increase of 2.0% and a long term inflation of 3.2%.
(**) refers to real rate

Plan Assets

The following table shows the distribution (per asset segment), as of December 31, 2006 and 2005, of the resources on which the CPFL Group benefits plan, managed by Fundação CESP, is secured. It also shows the distribution of the guaranteeing resources established as a target for 2007, obtained in the light of the macroeconomic prospects as of December 2006.

	As of December 31,		Target

			Allocation
	2006	2005	2007

Fixed income investments	69%	72%	69%
Stocks	27%	23%	27%
Real estate	2%	3%	2%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2007, was based on the recommendations for allocation of assets made at the end of 2006 by Fundação CESP, in its Investment Policy. This target may change at any time during 2007, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

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

c) The total investments in shares of a single company may not exceed: (i) 20% of its voting capital; (ii) 20% of its total capital and (iii) 5% of the total resources guaranteeing each Pension Plan, with the option to increase this limit up to 10% in the case of shares corresponding to 3% or more of IBOVESPA, IBX or FGV-100

As of December 31, 2006 the pension plan assets includes R$ 166,447 (R$ 131,817 as of December 31, 2005) of equity securities issued by the Company.

Cash flows

Contributions

The Company expects to contribute R$ 98,403 to its pension plan in 2007.

Expected Benefits

Estimated future benefit payments are as follows:

2007	235,344
2008	247,226
2009	260,206
2010	273,643
2011	288,906
2012 to 2016	1,706,775

b) Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2006	2005

Concession intangibles	5,504,198	4,931,617
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31,	(1,430,952)	(1,156,351)

Intangibles, net	4,561,923	4,263,943

Weighted average remaining amortization period (years)	21	22

Intangibles are amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 220.087 per year.

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

The Company evaluates segment performance and allocates resources based on several factors, of which revenues and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the Note 2. Following is the Company’s segment information presented in accordance with Brazilian Accounting Principles.

	Distribution	Generation	Commercialization	Other (*)	Eliminations	Total

2006
Revenues	11,249,034	282,091	695,927	-	-	12,227,052
Intersegment revenues	7,980	224,132	1,138,196	-	(1,370,308)	-
Operating income (loss) (i)	1,645,063	369,807	275,760	(18,913)	-	2,271,717
Income before income taxes and extraordinary item	-	-	-	-	-	2,171,091
Net income						1,404,096
Total assets	10,388,503	3,173,930	180,891	305,457	-	14,048,781
Capital expenditures	526,954	265,881	4,295	105	-	797,235
Depreciation and amortization (ii)	406,502	67,962	242	9	-	474,715

2005
Revenues	10,100,010	305,557	501,491	-	-	10,907,058
Intersegment revenues	680	130,350	918,314	-	(1,049,344)	-
Operating income (loss) (i)	1,143,736	283,562	224,629	(9,327)	-	1,642,600
Income before income taxes and extraordinary item	-	-	-	-	-	1,430,541
Net income	-	-	-	-	-	1,021,278
Total assets	10,261,520	2,916,056	156,789	517,077	-	13,851,442
Capital expenditures	368,012	254,863	3,525	137	-	626,537
Depreciation and amortization (ii)	367,533	60,318	107	-	-	427,958

2004
Revenues	9,066,026	260,873	221,771	-	-	9,548,670
Intersegment revenues	611	69,745	670,798	-	(741,154)	-
Operating income (loss) (i)	793,135	226,602	152,229	(31,954)	-	1,140,012
Income before income taxes and extraordinary item	-	-	-	-	-	568,096
Net income	-	-	-	-	-	268,517
Total assets	9,833,185	2,486,785	101,496	235,225	-	12,656,691
Capital expenditures	261,200	342,350	2,166	-	-	605,716
Depreciation and amortization (ii)	335,061	52,635	15	-	-	387,711

(i) Operating income for the commercialization segment includes the effect of intersegment transactions that has not been eliminated for the purposes of this segment presentation. The commercialization intersegment transaction are principally with the distribution segment.
(ii) From the total amount of depreciation and amortization described above R$ 177,233 as of December 31, 2006, R$ 154,804 in 2005 and R$ 136,551 in 2004 is classified as Operating Expenses which is comprised of R$ 151,844 (R$ 125,709 in 2005 and R$ 110,385 in 2004) related to Amortization of Goodwill and R$ 25,389 (R$ 29,095 in 2005 and R$ 26,166 in 2004) related to sales, marketing, general and administrative expenses (Note 25).
(*) Refers to investment in other subsidiaries that act as a holding company.

d) Income Statement Classification Differences

Under Brazilian Accounting Principles, the Company has classified the amortization of the increase in pension liability that was recorded when the Company adopted CVM Resolution No. 371 as an extraordinary item (Note 20). Under U.S. GAAP, this item is classified as an operating expense.

Under Brazilian Accounting Principles, the Company classifies gains and losses on disposals of permanent assets (mainly property, plant and equipment), materials and, write off of feasibility studies as non-operating income or expense. Under U.S. GAAP, these items are classified as operating income or expense. The gain on disposal of permanent assets, materials and supplies overages and other, and the loss on disposal of permanent assets, write off of feasibility studies and materials and supplies shrinkage and other reflected a net loss of R$ 16,600 and R$ 1,855 for the yeats ended December 31, 2006 and 2004, respectively and a net gain of R$ 6,879 for the year ended December 31, 2005.

e) Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31

	2006	2005	2004

Operating income under Brazilian Accounting Principles	2,271,717	1,642,600	1,140,012
Less: jointly-controlled subsidiaries proportionally consolidated	(158,510)	(153,381)	(125,761)
Reclassification of items recorded as nonoperating under Brazilian
Accounting Principles considered as operating under U.S. GAAP
(excluded RGE, while recorded under the equity method):
Gain on disposal of permanent assets	2,203	9,308	6,589
Materials and supplies overages and other	1,955	304	1,459
Loss on disposal of permanent assets	(16,096)	(2,483)	(5,617)
Write off of feasibility studies	(754)	(15)	(3,372)
Materials and supplies shrinkage and other	(3,908)	(235)	(914)
Depreciation and disposal of interest costs capitalized	(4,267)	(4,901)	(4,806)
Capitalization of administrative costs	(38,554)	(12,421)	1,650
Depreciation and disposal of monetary restatement 1996 and 1997	(234)	(1,779)	(1,813)
Depreciation of special obligation	(33,596)	16,381	6,193
Accounting for the effects of regulation
Extraordinary tariff adjustment	-	82,695	132,371
Provision for expenditure on research and development and energy efficiency programs	10,071	(21,093)	(17,305)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	(48.225)	(20,598)	(23,307)

Effect of disposal of property, plant and equipment	(14.063)	(8,724)	(2,969)
Reversal of goodwill amortization under Brazilian Accounting Principles	147,645	117,561	99,730
Amortization of intangible concession assets under U.S. GAAP	(261,445)	(185,040)	(163,217)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Accounting for the Serra da Mesa lease:
Operating revenues	(25,034)	(48,295)	(40,260)
Operating costs	22,810	22,792	20,897
Pension and other benefits	2,479	8,460	(4,814)
Share issuance costs	-	-	7,861
Deferred costs	6,693	5,164	875
Other	-	653	619

Operating income under U.S. GAAP	1,842,271	1,428,337	1,005,485

	As of December 31,

	2006	2005

Total Assets under Brazilian Accounting Principles	14,048,781	13,689,901
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the
respective investments by the equity method	(1,188,299)	(1,627,034)
Escrow deposits, presented net against reserve for contingencies under Brazilian Accounting Principles	145,361	161,541
Capitalization of interest costs	129,997	73,921
Administrative costs capitalized under Brazilian Accounting Principles	(108,944)	(23,522)
Monetary restatement of 1996 and 1997	5,943	6,177
Depreciation of special obligations	-	30,222
Business combinations and goodwill
Basis differences
Tax benefit of merged goodwill, net of income tax effect	(660,531)	(668,935)
Property, plant and equipment	651.835	639,189
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,806,643)	(2,299,646)
Recognition of concession intangible under U.S. GAAP	5,504,198	4,931,617
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,430,952)	(1,156,351)
Accounting for the Serra da Mesa lease:
Recognition of net investment in direct financing lease under U.S. GAAP	573,675	598,022
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(744,320)	(766,443)
Prepaid pension cost	43,157	-
Derivative contracts	(204)	(260)
Receivables and costs related to guarantees granted to CERAN and ENERCAN	21,342	28,027
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(35.616)	(128,165)
Deferred costs	(30,775)	(26,493)
Other	431	(324)
Deferred income tax effects	(172,277)	(12,444)

Total Assets and U.S. GAAP	14,434,836	13,937,677

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

f) Aggregate foreign currency transaction gains (losses)

Total aggregate foreign currency transaction gains (losses) included in financial expense amounted to R$ 26,260, R$ 52,307 and R$ 23,544 for the years ended December 31, 2006, 2005 and 2004, respectively.

g) Statements of cash flows

The consolidated statements of cash flows for each of the three years in the period ended December 31, 2006 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under Brazilian Accounting Principles.

	2006	2005	2004

NET INCOME	1,404,096	1,021,278	268,517
ADJUSTMENT TO RECONCILE NET INCOME TO CASH
PROVIDED BY OPERATING ACTIVITIES
Minority interest	173	40,371	21,596
Monetary Restatement of Rationing Regulatory Assets	(108,391)	(243,800)	(171,476)
Provision for losses on realizing the Extraordinary Tariff Recovery	1,038	91,805	32,250
Differential - 2003 tariff review	(138,825)	(1,031)	81,182
Tariff adjustment 2005 and 2006	6,217	(11,043)	-
Regulatory assets – other	(5,231)	(73,545)	(44,813)
Low income subsidy	(23,835)	(21,329)	(36,522)
Depreciation and amortization	474,714	427,958	387,711
Reserve for contingencies	(86,117)	74,494	44,747
Interest and monetary restatement	(23,775)	(10,651)	100,170
Unrealized (gains) loss on derivative contracts	(919)	(21,833)	56,706
Post-retirement benefit obligation	38,026	124,853	190,481
(Gain) loss on disposal of permanent assets and participation in subsidiaries	(35,969)	156	1,950
Recognition of tax benefits	82,610	(63,146)	(56,364)
Research and Development and Energy Efficiency Programs	27,411	49,319	28,264
Other	(1,023)	3,845	10,684

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	260,575	(32,575)	(317,886)
Accounts receivable	265,306	174,171	136,835
Recoverable taxes	34,193	(22,302)	59,365
Deferred cost variations	204,357	123,652	16,171
Other	(9,082)	(87,575)	(10,501)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(90,378)	251	46,296
Taxes and payroll charges payable	4,451	(7,468)	(12,188)
Deferred gain variations	2,666	78,995	7,935
Post-retirement benefit obligation	(104,715)	(109,896)	(102,774)
Interest on debts — accrued	(36,380)	44,158	(128,147)
Loan and financing — interest added to the principal	70,105	58,780	134,560
Regulatory charges	68,082	(30,559)	25,987
Other	18,736	10,956	(4,280)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,298,116	1,588,289	766,456

			(Continued)
	2006	2005	2004

INVESTING ACTIVITIES
Purchase of interest of subsidiaries, net of cash	(593,000)	(5,424)	-
Additions to permanent assets	(797,235)	(626,537)	(605,716)
Financial investments	(18,916)	(157,967)	12,120
Proceeds from sales of financial investments	27,847	11,696	-
Special obligations	49,426	23,371	31,798
Additions to deferred charges	(12,733)	(5,433)	(3,459)
Proceeds from sale of permanent assets	94,308	18,261	9,918
Other	(81)	(2,387)	-

NET CASH USED IN INVESTING ACTIVITIES	(1,250,384)	(744,420)	(555,339)

FINANCING ACTIVITIES
Loans and financing obtained	2,124,163	1,124,359	1,607,941
Payments of loans and financing	(2,220,076)	(1,230,116)	(2,225,548)
Dividends and interest on shareholder’s equity paid	(1,090,259)	(559,170)	(135,187)
Capital increase	-	-	684,649
Debt issuance cost	-	-	(17,746)
Other	24	-	-

NET CASH USED IN FINANCING ACTIVITIES	(1,186,148)	(664,927)	(85,891)

INCREASE IN CASH AND CASH EQUIVALENTS	(138,416)	178,942	125,226
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	678,780	499,838	374,612

CASH AND CASH EQUIVALENTS — END OF YEAR	540,364	678,780	499,838

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	452,896	369,825	238,930
Interest paid in cash for the year	490,965	462,882	689,284
TRANSACTIONS NOT AFFECTING CASH:
Conversion of debt into Capital (IFC Subscription Bonus)	-	98,976	-
Acquisition of minority shareholders with share issue	-	553,778	609,185
Business acquisition:
Assets acquired, including goodwill	1,051,768	5,608	-
Liabilities assumed	(424,441)	(4)	-
Purchase price paid	627,327	5,604	-
Cash acquired	(34,327)	(180)	-
Purchase price, net of cash acquired	593,000	5,424	-

h) New Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 – “Accounting for Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company developed an analysis related to this matter and believes the adoption of this Interpretation will not materially affect its consolidated financial statements.

In June 2006, the FASB issue EITF No. 06-3- "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).", which reached a consensus that taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. This EITF for annual and interim periods beginning after December 15, 2006. Presenting the gross basis is the Company’s accounting policy as described in note 2.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" which requires employers to recognize the funded status of defined benefit postretirement plans as an asset or liability on the balance sheet and to recognize changes in that funded status through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The Company applied SFAS 158 as described in note 35(IV-a).

In September 2006, the SEC staff published Staff Accounting Bulletin ("SAB") No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, which expresses the views of the SEC staff regarding the process of quantifying financial statement misstatements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance of this SAB is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. SAB No. 108 did not have an impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 – “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company will apply this statement, if applicable, from fiscal periods beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159 – “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial intruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company will apply this statement, if applicable, from fiscal periods beginning after November 15, 2007.

36. CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

The condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2006 and 2005 and for each of the three years in the period ending on December 31, 2006, under Brazilian Accounting Principles is as follows:

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005 (UNCONSOLIDATED) (In thousands of Brazilian reais)

	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,429	138,072
Financial investments	29,579	134,303
Recoverable taxes	28,655	60,369
Deferred taxes	9,951	-
Dividends receivable	824,242	515,494
Other	351	1,524

	918,207	849,762
NONCURRENT ASSETS
Financial investments	103,901	107,681
Recoverable taxes	2,787	2,787
Deferred taxes	70,997	72,000
Other	307	-

	177,992	182,468
PERMANENT ASSETS
Investments in subsidiaries	3,126,322	2,976,208
Goodwill	1,448,410	1,321,981
Property, plant and equipment	493	137
Other	1,048	204

	4,576,273	4,298,530

TOTAL ASSETS	5,672,472	5,330,760

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Suppliers	6,387	1,908
Accrued interest on loans and financing	120	-
Loans and financing	8,286	-
Taxes and payroll charges payable	291	16,625
Dividends and interest on shareholders’ equity	726,798	482,211
Derivative	40,141	-
Other	954	71

	782,977	500,815
LONG TERM LIABILITIES
Reserve for contingencies	23,218	8,533
Derivative	-	25,364

	23,218	33,897
SHAREHOLDERS’ EQUITY
Common stock without par value (2006 – 479,756,730 issued and
outstanding: 2005 –479,756,730 issued and 479,755,913 outstanding)	4,734,790	4,734,790
Treasury shares	-	(8)
Capital reserves	16	-
Profit reserves	131,471	61,266

	4,866,277	4,796,048

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,672,472	5,330,760

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2006	2005	2004

OPERATING EXPENSES
General and administrative expenses	(18,934)	(9,327)	(32,018)
Amortization of goodwill	(86,438)	(56,134)	(42,359)

	(105,372)	(65,461)	(74,377)
EQUITY IN EARNINGS OF INVESTEES	1,448,943	916,818	466,658
FINANCIAL EXPENSE
Financial income	86,136	47,316	42,087
Financial expense	(38,170)	(23,457)	(168,472)

	47,966	23,859	(126,385)
NONOPERATING INCOME (EXPENSES)
Nonoperating income	62,747	9	5,272
Nonoperating expense	(2,398)	(658)	(2,651)

	60,349	(649)	2,621
SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	(12,837)	-	-
Deferred tax	4,297	13,000	-
Income tax
Current tax	(43,902)	(160)	-
Deferred tax	4,652	59,000	-

	(47,790)	71,840	-

NET INCOME FOR THE YEAR	1,404,096	946,407	268,517

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2006	2005	2004

NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES	1,243,359	687,332	(109,374)
INVESTING ACTIVITIES
Purchase of interest in subsidiaries	(415,000)	(2,837)	-
Return of capital invested in subsidiary	20,628	-	-
Increase in property, plant and equipment	(101)	(137)	-
Financial investments	-	(130,615)	-
Proceeds from sales of financial investments	24,754	11,696	12,120
Additions to deferred charges	(335)	(204)	-
Sale of equity interest	89,899	-	-
Related parties	-	-	164,556
Other	(300)	-	-

NET CASH USED IN INVESTING ACTIVITIES	(280,455)	(122,097)	176,676
FINANCING ACTIVITIES
Loans and financing obtained	14,082	-	324,764
Payments of loans and financing	-	-	(931,110)
Dividends paid	(1,089,653)	(529,282)	(124,825)
Capital increase	-	-	684,650
Other	24	-	-

NET CASH USED IN FINANCING ACTIVITIES	(1,075,547)	(529,282)	(46,521)

INCREASE IN CASH AND CASH EQUIVALENTS	(112,643)	35,953	20,781
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	138,072	102,119	81,338

CASH AND CASH EQUIVALENTS — END OF YEAR	25,429	138,072	102,119

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

• Nonoperating Income — In 2006, the Company sold all the interest shares held in COMGÀS as described in note 27.

• Deferred Taxes — As of December 31, 2005 CPFL Energia recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

• Investments — As of December 31, 2006 and 2005, investments in subsidiaries are comprised as follows:

	2006	2005

CPFL Paulista	1,456,044	1,869,332
CPFL Piratininga	230,538	-
CPFL Geração	1,114,590	1,106,328
CPFL Brasil	547	548
CPFL Serra	320,607	-
CPFL Cone Sul	5,519	-
Nova 4	(1,523)	-

	3,126,322	2,976,208

• Goodwill — As of December 31, 2006 and 2005, goodwill is comprised as follows (for additional information, see note 13):

	2006	2005

CPFL Paulista	1,196,403	1,268,739
CPFL Piratininga	145,410	-
CPFL Geração	49,867	53,242
CPFL Serra	58,176	-
CPFL Cone Sul	(1,337)	-
CPFL Missões	(109)	-

	1,448,410	1,321,981

• Reserve for contingencies — CPFL Energia recorded a reserve for contingencies related to the non-payment of PIS and COFINS levied on interest on shareholders’ equity.

• Dividends received — The dividends received are comprised as follows:

	2006	2005	2004

CPFL Paulista	665,733	591,410	109,068
CPFL Piratininga	104,850	170	-
CPFL Geração	167,032	-	39,510
CPFL Brasil	184,748	128,125	102,004

	1,122,363	719,705	250,582

• Restriction of transfer of funds from subsidiaries – CPFL Paulista, CPFL Piratininga, RGE, Santa Cruz, Semesa, ENERCAN, CERAN, BAESA, Foz do Chapecó and CPFL Centrais Elétricas qualify as concessionaires of public services. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL.

As of December 31, 2006, total restricted subsidiaries net assets amount to R$ 3,614,518 composed as follows:

CPFL Paulista	1,456,044
CPFL Piratininga	230,538
RGE	1,133,962
Santa Cruz	93,384
ENERCAN, CERAN, BAESA and Foz do Chapecó	471,406
Sul Centrais Eletricas	3,730
Centrais Eletricas	141,896
Semesa	83,558

3,614,518

This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. However, as described in Notes 16 and 17, CPFL Paulista, CPFL Piratininga, RGE, ENERCAN, CERAN and BAESA may have restrictions relating to the payment of dividends.