Form 20-F
period 2007-12-31
CPFL Energy INC
filed 2008-04-30
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007
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

José Antonio de Almeida Filippo
+55 19 3756 8704 - jfilippo@cpfl.com.br
Rodovia Campinas Mogi Mirim, km 2,5 – Campinas, São Paulo - 13088 900
Federative Republic of Brazil
 (Name, telephone, e-mail and/or facsimile
number and address of company contact person)

________________________________________________

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

As of December 31, 2007, there were 479,910,938 common shares, without par value, outstanding

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

ii

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	96
PART III
ITEM 17. Financial Statements	96
ITEM 18. Financial Statements	96
ITEM 19. Exhibits	96
Glossary of Terms	97
Signatures	99

Ex-1.1: AMENDED AND RESTATED BYLAWS
EX-8.1: LIST OF SUBSIDIARIES
EX-10.1: AMENDED AND RESTATED SHAREHOLDERS AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

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

• the risk factors discussed under “Item 3. Key Information—Risk Factors,” beginning on page 11.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 97.

PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included in this annual report have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$1.771 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2007 as reported by the Central Bank of Brazil, or Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Exchange Rates” for more information regarding exchange rates between reais and U.S. dollars.

Proportionate Consolidation of Certain Subsidiaries

Through June 2006, under Brazilian Accounting Principles, we accounted for RGE using proportionate consolidation, which means that, after eliminating intercompany transactions, we included in our financial statements 67.07% of each item in RGE’s financial statements. Under U.S. GAAP, we would have been required to account for RGE on the equity method, which means that, after eliminating intercompany transactions, we would generally have presented 67.07% of its net income on a single line of our statement of operations and 67.07% of its shareholders’ equity on a single line of our balance sheet. The difference in presentation would not have affected our net income or shareholders’ equity. See Note 35 to our audited consolidated financial statements. We would, however, have presented lower revenues, operating income and cash flows if we had accounted for RGE on the equity method under Brazilian Accounting Principles (see Note 35(iii)(s) to our audited consolidated financial statements).

We currently account for four other subsidiaries using proportionate consolidation in our financial statements prepared in accordance with Brazilian Accounting Principles and using the equity method of accounting under U.S. GAAP. Our ownership interests in these subsidiaries include 65.00% of Companhia Energética Rio das Antas, or CERAN, 51.00% of Foz do Chapecó Energia S.A., or Foz do Chapecó, 48.72% of Campos Novos Energia S.A., or ENERCAN and 25.01% of BAESA – Energética Barra Grande S.A., or BAESA. All of these subsidiaries have begun operations except for our Foz do Chapecó plant, which we expect will begin operations in 2010. See Note 2 to our audited consolidated financial statements.

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

The financial data at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information included in this annual report has been presented in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2007 have been translated into U.S. dollars at the rate as reported by the Central Bank on December 31, 2007 of R$1.771 to US$ 1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

STATEMENT OF OPERATIONS DATA

		For the year ended December 31,

	2007	2007	2006	2005	2004	2003

	(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$ 8,021	R$ 14,207	R$ 12,227	R$ 10,907	R$ 9,549	R$ 8,082

Net operating revenues(1)	5,312	9,410	7,912	6,992	6,736	6,057

Operating costs:
Electricity purchased for resale	2,288	4,052	3,419	3,175	3,126	3,020
Electricity network usage charges	397	703	774	757	679	446
Personnel	148	263	243	200	190	169
Post-retirement benefit obligation	(27)	(47)	(7)	90	148	84
Materials	28	50	39	34	32	22
Outside services	76	134	111	98	88	84
Depreciation and amortization	193	342	297	273	251	256
Fuel usage account — CCC(1)	-	-	-	-	251	261
Energy Development Account – CDE(1)	-	-	-	-	185	78
Services rendered to third parties	3	6	21	12	9	5
Other	20	36	13	12	9	10

	3,126	5,539	4,910	4,651	4,966	4,436

Operating expenses:
Sales and marketing(1)	242	428	244	197	195	148
General and administrative	200	354	315	267	268	279
Amortization of goodwill	100	176	152	126	110	532
Other(1)	19	35	19	108	56	41

	561	993	730	698	630	1,000

Operating income	1,625	2,878	2,272	1,643	1,140	621
Financial expense, net	(209)	(371)	(151)	(212)	(568)	(821)
Nonoperating income (expense), net	(17)	(31)	50	(1)	(4)	44
Income and social contribution taxes	(468)	(828)	(734)	(336)	(244)	(104)
Net income (loss) before extraordinary item and
minority interest	931	1,648	1,437	1,094	324	(260)
Extraordinary item, net of taxes(2)	-	-	(33)	(33)	(34)	(34)
Minority interest	(3)	(5)	-	(40)	(22)	(2)

Net income (loss)	US$ 928	R$ 1,643	R$ 1,404	R$ 1,021	R$ 269	(295)

Net income (loss) per share, before extraordinary
item and minority interest (3)	1.94	3.44	3.00	2.28	0.72	(0.06)
Net income (loss) per share (3)	1.93	3.42	2.93	2.13	0.59	(0.07)
Net income (loss) per ADS, before extraordinary
item and minority interest (3)	5.82	10.31	8.99	6.84	2.15	(0.19)
Net income (loss) per ADS (3)	5.80	10.27	8.78	6.39	1.78	(0.22)
Dividends declared	881	1.561	1.334	899	265
Number of common shares outstanding at year-end (3)	480	480	480	480	452	4,119
Dividends declared per share (4)	1.84	3.25	2.78	1.87	0.59
Dividends declared per ADS (4)	5.51	9.76	8.34	5.62	1.77

U.S. GAAP
Operating revenues	7,832	13,873	11,395	9,406	8,310	7,115
Net operating revenues(1)	5,183	9,181	7,316	6,053	5,880	5,364
Operating income	1,477	2,617	1,842	1,428	1,005	873
Net income (loss)	946	1,675	1,252	1,110	359	181
Net income (loss) per share – basic (5)	1.97	3.49	2.61	2.42	0.85	0.51
Net income (loss) per ADS – basic (5)	5.91	10.48	7.83	7.26	2.55	1.54
Net income (loss) per share – diluted (5)	1.97	3.49	2.61	2.39	0.84	0.51
Net income (loss) per ADS – diluted (5)	5.91	10.48	7.83	7.18	2.51	1.54
Weighted average number of shares outstanding (5)	480	480	480	458	421	353

BALANCE SHEET DATA

			As of December 31,

	2007	2007	2006	2005	2004	2003

			(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$ 524	R$ 928	R$ 540	R$ 679	R$ 500	R$ 375
Accounts receivable	1,026	1,818	2,125	1,803	1,572	1,479
Total current assets	2,301	4,076	3,696	3,770	3,223	2,376
Non-current assets:
Accounts receivable	121	215	165	416	582	728
Total non-current assets(6)	1,443	2,555	2,046	2,745	2,709	2,417
Permanent assets:
Property, plant and equipment	4,031	7,140	6,237	5,289	4,879	4,452
Goodwill	1,449	2,566	2,807	2,619	2,347	3,237
Total permanent assets	5,061	8,964	8,307	7,336	6,725	7,278
Total assets	8,805	15,596	14,049	13,851	12,657	12,071
Current liabilities:
Short-term debt (7)	658	1,166	964	1,651	1,303	1,203
Total current liabilities	2,381	4,218	3,785	4,139	3,048	2,567
Long-term liabilities:
Long-term debt(7)	2,969	5,258	4,279	3,394	3,830	4,368
Total long-term liabilities(6)	3,577	6,335	5,395	4,916	5,451	5,979
Minority interest	50	88	2	-	137	192
Shareholder’s equity	2,797	4,955	4,866	4,796	4,021	3,333
Total liabilities and shareholders’ equity	8,805	15,596	14,049	13,851	12,657	12,071
U.S. GAAP
Shareholders’ equity	3,891	6,892	6,781	6,271	5,178	4,123
Total assets	US$ 8,769	R$ 15,532	R$ 14,435	R$ 13,938	R$ 12,952	R$ 12,658

OPERATING DATA

	For the year ended December 31,

	2007	2006	2005	2004	2003

Energy sold (in GWh):
Residential	10,766	9,489	8,783	8,302	8,124
Industrial	16,692	16,882	16,995	17,897	16,909
Commercial	6,509	5,779	5,329	4,936	4,752
Rural	2,511	1,966	1,730	1,619	1,550
Public administration	972	862	800	746	736
Public lighting	1,284	1,152	1,098	1,070	1,048
Public services	1,590	1,472	1,400	1,358	1,352
Own consumption	30	25	25	26	27

Total energy sold to final consumers	40,354	37,627	36,160	35,954	34,498

Total customers (in thousands)(8)	6,257	5,749	5,610	5,467	5,341
Installed capacity (in MW)	1,588	1,072	915	854	812
Assured energy (in GWh)	6,698	4,962	4,214	3,807	3,804
Energy generated (in GWh)	6,382	3,407	3,126	2,734	2,633
____________
(1) CCC, CDE and research and development were reclassified in 2007 as deductions from gross operating revenues instead of operating costs as required by the ANEEL under Brazilian Accounting Principles. For comparative purposes, this reclassification was applied for 2007, 2006 and 2005.
(2) Reflects the initial effect of a change in Brazilian Accounting Principles for post-retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.
(3) In accordance with Brazilian Accounting Principles, the amounts for 2003 have not been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796. Had these amounts been adjusted to reflect the reverse stock split, the amounts would have been as follows:

For the year ended
December 31,

2003

Net loss per share, before extraordinary item and minority interest	R$(0.63)
Net loss per share	(0.72)
Net loss per ADS, before extraordinary item and minority interest	(1.89)
Net loss per ADS	(2.15)
Number of common shares outstanding at year-end (in millions)	412
____________
(4) Represents the total amount of dividends declared in 2004, 2005, 2006 and 2007, divided by the total number of shares outstanding at year-end.
(5) In accordance with U.S. GAAP, these amounts have been adjusted to reflect the 1-for-10 reverse stock split on August 13, 2004 that reduced the aggregate number of our outstanding common shares to 411,869,796.
(6) Pursuant to CVM Resolution No. 489 (contingent assets and liabilities), we were required to present the reserve for contingencies, net of the related escrow deposit, for 2007, 2006 and 2005. This presentation did not affect the balance for periods prior to 2005.
(7) Short-term debt and long-term debt include derivative and accrued interest.
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

		Average for
	Period-end	Period(1)	Low	High

		(reais per U.S. Dollar)
Year ended:
December 31, 2003	2.889	3.060	2.822	3.662
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762
December 31, 2006	2.138	2.168	2.059	2.371
December 31, 2007	1.771	1.930	1.733	2.156
Month:
October 2007	1.744	1.801	1.744	1.828
November 2007	1.784	1.770	1.733	1.850
December 2007	1.771	1.786	1.762	1.823
January 2008	1.760	1.774	1.741	1.830
February 2008	1.683	1.728	1.672	1.768
March 2008	1.749	1.708	1.670	1.749
April 2008 (through April 23)	1.658	1.691	1.658	1.753
____________
(1) Year-end figures represent the average of the month-end exchange rates during the relevant period. The figures provided for months in 2007 and 2008, as well as for the month of April up to and including April 23, 2008, represent the average of the exchange rates at the close of trading on each business day during such period.

RISK FACTORS

Risks Relating to Our Operations and the Brazilian Power Industry

We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

Beginning in 2004, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848 for the New Electric Energy Industry Model (Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law), which governs the operations of companies in the power industry, was enacted on March 16, 2004. The New Industry Model Law was implemented by Decree No. 5,163, dated July 30, 2004, as amended, and remains subject to further implementation by resolutions of ANEEL. Political parties are currently challenging the constitutionality of the New Industry Model Law before the Brazilian Supreme Court. The Brazilian Supreme Court has not reached a final decision yet and, therefore, the New Industry Model Law is currently in force. If all or part of the New Industry Model Law is determined to be unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which would create uncertainty as to how and when the Brazilian government will be able to introduce changes to the electricity sector. The outcome of the legal proceedings and future reforms in the power industry are difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations. See “Item 4. Information on the Company—The Brazilian Power Industry.”

We are uncertain as to the renewal of our concessions.

We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. Our concessions range in duration from 17 to 35 years, with the first expiration date in 2015. CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari hold a concession agreement to distribute electricity that expires in July 2015, with an option to renew for an additional 20 years.

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

The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to concession agreements entered into with the Brazilian federal government, and in accordance with ANEEL’s regulations and decisions.

Our concession agreements and the Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual adjustment (reajuste anual), (2) the periodic revision (revisão periódica) and (3) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, especially in the periodic revision process. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected. For more information on ANEEL, see “Item 4. Information on the Company—The Brazilian Power Industry—Principal Regulatory Authorities—ANEEL.”

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

Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas. If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases. For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements. If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência) established by the Brazilian Government, we may not be able to fully pass through the costs of our electricity purchases. Our forecasted electricity demand may prove inaccurate, including as a result of customers moving between the different markets (regulated and free). If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected. See “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”

ANEEL may limit distributions that our regulated subsidiaries may make to us.

The amounts that our regulated subsidiaries may distribute to us in the form of dividends in any given fiscal year depend on such subsidiaries making a profit, as calculated in accordance with Law No. 6,404 of December 15, 1976, as amended and supplemented, or Brazilian Corporate Law. Despite the significant cash flow generated by our regulated subsidiaries, their results are affected by the amortization of goodwill created upon the acquisition of RGE, Semesa and CPFL Jaguariúna and by depreciation. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us as dividends, and we would require approval by ANEEL to conduct a capital reduction.

We generate a significant portion of our operating revenues from customers that qualify as “potentially free” consumers, and who are allowed to seek alternative electricity suppliers upon the expiration of their contracts with us or by providing at least one year prior notice if their contract with us is for an undetermined period of time.

We hold concessions to distribute electricity in 300 of the 645 municipalities in the State of São Paulo, 262 of the 467 municipalities in the State of Rio Grande do Sul, 3 municipalities in the State of Paraná and 3 municipalities in the State of Minas Gerais. Within our concession areas, we do not face competition in the distribution of low voltage electricity to residential, commercial and industrial customers. However, other electricity suppliers are now permitted to compete with us in offering electricity to certain consumers that qualify as “potentially free” consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Such potentially free consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, by providing a six months prior notice, or by providing an one year prior notice if their contract with us is valid for an undetermined period of time. At December 31, 2007, we supplied energy to 58 potentially free consumers, which accounted for approximately 3.1% of our net operating revenues and approximately 4.0% of the total volume of electricity sold by our distributors during 2007. In addition, other customers meeting certain criteria may become free consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. At December 31, 2007 we had a total of 1,464 of these customers that accounted for approximately 16.1% of our net operating revenues and approximately 18.9% of the total volume of electricity sold by our distribution subsidiaries during 2007. A decision by our potentially free consumers to become free consumers and purchase electricity from electricity suppliers serving free consumers located in our concession areas could adversely affect our market share and results of operations.

Our operating results depend on prevailing hydrological conditions. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2007, according to data from the National Electrical System Operator, Operador Nacional do Sistema Elétrico, or ONS, more than 92.8% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

We plan to invest approximately R$951 million in our generation activities and R$3,885 million in our distribution activities during the period from 2008 through 2012. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

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

As of December 31, 2007, VBC Energia S.A., or VBC, 521 Participações S.A., or 521, and Bonaire Participações S.A., or Bonaire, owned 28.41%, 31.10% and 12.65%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our minority shareholders, including holders of our ADSs. See “Item 7. Major Shareholders and Related Party Transactions— Shareholders’ Agreement.”

We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

As of December 31, 2007, approximately 82.2% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 17.8% of our total indebtedness was denominated in U.S. dollars and Japanese yen and substantially subject to currency swaps that converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real or Japanese yen/real exchange rates appreciate, our financing expenses will increase.

Our substantial leverage and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

We are highly leveraged and have significant debt service obligations. As of December 31, 2007, we had debt of R$6,090.9 million. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable to our existing indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

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

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real has appreciated against foreign currencies, but the value of the real may continue to fluctuate and may rise or decline substantially from current levels. For additional information about historical exchange rates, see “Item 3. Key Information—Exchange Rates.”

Depreciation of the real would increase the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real would also create additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention, including recessionary governmental policies. It also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market price of the ADSs and our common shares.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007 as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M). Inflation, and certain government actions taken to combat inflation, has in the past had significant negative effects on the Brazilian economy. Measures to curb inflation, and speculation about possible future governmental measures, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

Future measures taken by the Brazilian government, including interest rate changes, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market price of the ADSs and our common shares.

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

Risks Relating to the ADSs and Our Common Shares

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

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the capital gains derived from the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding income tax on a disposition in Brazil of the ADSs by a non-resident of Brazil to another non-resident of Brazil. Because no judicial guidance as to the application of Law No. 10,833 yet exists, we are unable to predict whether an interpretation applying withholding income tax to dispositions of the ADSs between non-residents could ultimately prevail in the courts of Brazil. As a general rule, the capital gains derived from the disposition of common shares by a non-resident are subject to income tax in Brazil. See “Item 10. Additional Information-Taxation—Brazilian Tax Considerations.”

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A. Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14º andar – Cj 1402, Vila Olímpia, CEP 04547-005, in the City of São Paulo, State of São Paulo, Brazil and our telephone number is +55 11 3841-8513.

We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil. We were incorporated in 1998 as a joint venture among VBC, 521 and Bonaire to combine their interests in companies operating in the Brazilian power sector.

We are one of the largest electricity distributors in Brazil, based on the 35,245 GWh of electricity we distributed to approximately 6.3 million customers in 2007. In 2007, our installed generating capacity was 1,588 MW. We are also involved in upgrading existing generation assets, building three new hydroelectric generation facilities and upgrading two Small Hydroelectric Power Plants, through which we expect to increase our installed generating capacity to 2,174 MW as they are completed over the next 3 years.

We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. In 2007 the total amount of electricity sold by our commercialization services was 9,288 GWh and 9,128 GWh to afilliated and unaffiliated parties, respectively.

In 2007 and through April 2008, the following developments affected our corporate structure:

• In March 2007, in order to reduce administrative costs and simplify share structure, our subsidiaries CPFL Centrais Elétricas S.A. and Semesa S.A. were merged into CPFL Geração. This restructuring took effect retroactively beginning in January 2007.

• In March 2007, in connection with ANEEL regulations regarding segregation of corporate structure, CPFL Energia acquired share control of RGE from CPFL Paulista.

• In April 2007, we entered into a purchase agreement with CMS Electric & Gas, LLC to acquire 100% of the capital stock of CMS Energy Brasil S.A., for US$211.1 million. The acquisition closed in June 2007, after receiving regulatory approval from ANEEL, and CMS Energy Brasil S.A. changed its name to CPFL Jaguariúna. With the acquisition of CPFL Jaguariúna, we expanded our customer base by approximately 184,000 customers and our installed capacity by approximately 87 MW.

• In September 2007, in order to reduce administrative costs and simplify share structure, CPFL Serra Ltda., or CPFL Serra, was merged into Rio Grande Energia S.A., or RGE.

• In October 2007, in order to reduce administrative costs and simplify share structure, Nova 4 was merged into CPFL Santa Cruz.

• In December 2007 RGE became a wholly-owned subsidiary of CPFL Energia through a share exchange in which the shares of the minority shareholders of RGE were exchanged for shares of CPFL Energia. This transaction increased our share capital by R$ 6.4 million through the issuance of 154,208 common shares.

The following chart provides an overview of our corporate structure, as of April 29, 2008:

Our core businesses are:

• Distribution. In 2007, our eight fully-consolidated distribution subsidiaries delivered 35,245 GWh of electricity to approximately 6.3 million customers primarily in the States of São Paulo and Rio Grande do Sul.

• Generation. As of December 31, 2007, we had installed generation capacity of 1,588 MW. During 2007 we generated a total of 6,382 GWh of electricity, and we had 6,698 GWh of Assured Energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We own an interest in the Serra da Mesa hydroelectric generation facility and are entitled to 51.54% of its Assured Energy. We also own and operate 32 Small Hydroelectric Power Plants and one thermoelectric power plant. Our UHE Campos Novos plant became fully operational in May 2007, and we own interests in three hydroelectric facilities currently under construction that we expect will be completed over the next three years. Once all of these facilities become fully operational, we estimate that our installed generation capacity will reach 2,174 MW. The increased capacity from the new generation facilities will principally be used for our own distribution and commercialization activities.

• Commercialization and Electricity-Related Services. Our subsidiary CPFL Comercialização Brasil S.A., or CPFL Brasil, handles our commercialization operations and electricity-related services. CPFL Brasil procures electricity for our distribution operations, sells electricity to free consumers, other commercialization companies and distribution utilities, and provides electricity-related services. In 2007, we sold 18,416 GWh of electricity of which 9,128 GWh was sold to unaffiliated third parties.

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

Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects. We have been developing a portfolio of new hydroelectric generating facilities. In each of 2004, 2005 and 2007, one new facility became operational. Our generation capacity grew from 1,072 MW at the end of 2006 to 1,588 MW at the end of 2007. The Campos Novos plant became fully operational in May 2007. By the end of 2008, when our UHE Castro Alves plant and UHE 14 de Julho plants are scheduled to become fully operational, we expect our generation capacity to reach 1,738 MW. Each of these generation facilities has associated long-term power purchase agreements, or PPAs, approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects.

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

Our Service Territory

Distribution

We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2007. Our eight distribution subsidiaries together supply electricity to a region covering 208,205 square kilometers primarily in the States of São Paulo and Rio Grande do Sul. Their service areas include 568 municipalities and a population of approximately 17.6 million people. Together, they provided electricity to approximately 6.3 million customers as of December 31, 2007. Our eight subsidiaries distributed approximately 13.8% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL.

Distribution Companies

We have eight distribution subsidiaries:

• CPFL Paulista. CPFL Paulista supplies electricity to a region covering 90,440 square kilometers in the State of São Paulo with a population of approximately 9.0 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto,

São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.4 million customers as of December 31, 2007. In 2007, CPFL Paulista distributed 18,868 GWh of electricity, which accounts for approximately 16.4% of the total electricity distributed in the State of São Paulo, and 7.6% of the total electricity distributed in Brazil, during that period.

• CPFL Piratininga. CPFL Piratininga supplies electricity to a region covering 6,785 square kilometers in the southern part of the State of São Paulo with a population of approximately 3.6 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. CPFL Piratininga had approximately 1.3 million customers as of December 31, 2007. In 2007, CPFL Piratininga distributed 8,015 GWh of electricity, accounting for approximately 7.0% of the total electricity distributed in the State of São Paulo, and 3.0% of the total electricity distributed in Brazil, during that period.

• RGE. RGE supplies electricity to a region covering 90,718 square kilometers in the State of Rio Grande do Sul with a population of approximately 3.8 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.2 million customers as of December 31, 2007. In 2007, RGE supplied 6,886 GWh of electricity (6,549 GWh distributed to final consumers, and 337 delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 31.9% of the total electricity distributed in the State of Rio Grande do Sul, and 2.4% of the total electricity distributed in Brazil during that period.

• CPFL Santa Cruz. CPFL Santa Cruz supplies electricity to an area covering 11,775 square kilometers, which includes 24 municipalities in the northwest part of the State of São Paulo and 3 municipalities in the State of Paraná. In 2007, CPFL Santa Cruz distributed 810 GWh of electricity to approximately 169,300 customers, accounting for approximately 0.6% of the total electricity distributed in the State of São Paulo, and 0.3% of the total electricity distributed in Brazil, during that period.

• CPFL Jaguari. Companhia Jaguari de Energia supplies electricity to an area covering 252 square kilometers, which includes 2 municipalities of the State of São Paulo. In 2007, CPFL Jaguari distributed 476 GWh of electricity (241 GWh of which we consolidated in CPFL Energia) to approximately 29,600 customers.

• CPFL Mococa. Companhia Luz e Força de Mococa supplies electricity to an area covering 1,844 square kilometers, which includes 1 municipality of the State of São Paulo and 3 municipalities in the State of Minas Gerais. In 2007, CPFL Mococa distributed 187 GWh of electricity (96 GWh of which we consolidated in CPFL Energia) to approximately 37,800 customers.

• CPFL Leste Paulista. Companhia Paulista de Energia Elétrica supplies electricity to an area covering 2,589 square kilometers, which includes 7 municipalities of the State of São Paulo. In 2007, CPFL Leste Paulista distributed 281 GWh of electricity (149 GWh of which we consolidated in CPFL Energia) to approximately 47,800 customers.

• CPFL Sul Paulista. Companhia Sul Paulista de Energia supplies electricity to an area covering 3,802 square kilometers, which includes 5 municipalities of the State of São Paulo. In 2007, CPFL Sul Paulista distributed 360 GWh of electricity (181 GWh of which we consolidated in CPFL Energia) to approximately 66,400 customers.

Distribution Network

Our eight distribution subsidiaries own distribution lines with voltage levels ranging from 34.5 kV to 138 kV. These lines distribute electricity from the connection point with the Basic Network to our power sub-stations, in each of our concession areas. All customers that connect to these distribution lines, such as free consumers or other concessionaires, are required to pay a tariff for using the system (tarifa de uso do sistema de distribuição, or TUSD).

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

As of December 31, 2007, CPFL Energia’s distribution network consisted of 196,749 kilometers of distribution lines including 222,240 distribution transformers. Our eight distribution subsidiaries had 9,357 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, we had 424 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 12,342 mega-volt amperes (MVA). Of CPFL Energia’s industrial and commercial customers, 199 had 69 kV or 138 kV high-voltage electricity supplied through direct connections to our high voltage distribution lines.

System Performance

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our electricity loss rates compare favorably to the average for other major Brazilian electricity distributors, which was 13.26% in 2006 according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.

We are also actively engaged in efforts to reduce commercial losses. To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Approximately 547,000 inspections were conducted during 2007, which we believe led to a recovery of receiveables estimated at more than R$140.6 million. Our eight distribution subsidiaries have lower rates of commercial losses than other Brazilian power companies.

Power Outages

The following table sets forth for each of our distribution subsidiaries the frequency and duration of electricity outages per customer for the year 2007:

	Year ended December 31, 2007

							CPFL
	CPFL	CPFL		CPFL	CPFL	CPFL	Leste	CPFL Sul
	Paulista	Piratininga	RGE	Santa Cruz	Jaguari	Mococa	Paulista	Paulista

FEC[1]	5.88	5.79	10.90	8.20	5.86	5.88	7.93	9.09
DEC[2]	6.98	6.90	17.04	5.85	6.32	4.25	6.80	11.58
____________
1-Frequency of outages per customer per year (number of outages)
2-Duration of outages per customer per year (in hours)

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages. Our frequency and duration of interruptions per costumer during 2007 compare favorably to the averages for other Brazilian distribution companies, which were 11.71 and 16.33 respectively. Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista and CPFL Piratininga are among the lowest in Brazil. The duration of outages at RGE are comparatively higher than those at CPFL Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. Moreover, these indicators at RGE are at historical lows for the company due principally to its corporate reorganization and maintenance policy.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately 12% to 17% of total interruptions. Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions. In 2007, we invested a total of R$253 million in materials, services and other related items to renovate and improve our distribution network to minimize both scheduled and unscheduled interruptions, and we expect to invest an additional R$285 million for such purposes in 2008.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2007, 7.9% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries. The following table summarizes the total electricity we purchased from Itaipu and others during the periods indicated.

	Year Ended December 31,

	2007		2006		2005

		Average		Average		Average
		Cost		Cost		Cost
	GWh	(R$/MWh)	GWh	(R$/MWh)	GWh	(R$/MWh)

Electricity purchases:
From Itaipu	10,990	R$89.44	10,761	R$82.34	10,501	R$84.17
From others	37,172	92.12	35,237	82.38	32,748	78.68

Total	48,162	91.51	45,998	82.37	43,249	80.01

Itaipu

We purchased 10,990 GWh of electricity in 2007 from the Itaipu power plant, amounting to 22.8% of the total electricity we purchased in 2007. Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL annually determines the amount of electricity to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 12% of Itaipu’s total supply to Brazil. This share was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas.

The Itaipu plant has an exclusive transmission grid. Distribution companies pay a fee for the use of this grid.

In 2007, we paid an average of R$89.44 per MWh for purchases of electricity from Itaipu, as compared to R$82.34 during 2006 and R$84.17 during 2005. These figures do not include the transmission fee.

Other Suppliers

We purchased 37,172 GWh of electricity in 2007 from generating companies other than Itaipu, representing 77.2% of the total electricity we purchased. Of that amount, 50.3% was purchased in the regulated market and 49.7% was purchased in the free market. For more information on the regulated market and the free market, see “— The Brazilian Power Industry—The New Industry Model Law.”

The following table shows amounts purchased from suppliers other than Itaipu in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,

	2007	2006	2005

		(in GWh)
Electricity Purchased in the Regulated Market:
Tractebel Energia S.A	8,110	6,690	3,789
Petrobrás – Petróleo Brasileiro S.A.	1,717	1,717	1,769
AES Uruguaiana Ltda	1,244	1,119	834
Duke Energy Inter. Ger. Paranapanema S.A.	1,195	939	1,506
Furnas Centrais Elétricas S.A.	1,207	892	2,918
Electric Energy Trading Chamber — CCEE	783	520	507
Companhia de Geração de Energia Elétrica Tietê	377	387	1,218
Companhia Energética de São Paulo – CESP	1,071	372	2,556
Companhia Estadual de Energia Elétrica — CEEE	96	69	186
EMAE – Empresa Metropolitana de Águas e Energia S.A.	28	20	188
Other	2,856	1,739	985

Total	18,684	14,464	16,456
Electricity Purchased in the Free Market	18,488	20,773	16,292

Total	37,172	35,237	32,748

The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

Transmission Tariffs. In 2007, we paid a total of R$702.8 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Customers and Tariffs

Customers

We classify our customers into five principal categories. See Note 23 to our audited consolidated financial statements for a breakdown of our sales by category.

• Industrial customers. Sales to final industrial customers accounted for 32.4% of our revenue of electricity sales in 2007.

• Residential customers. Sales to final residential customers accounted for 35.8% of our revenue of electricity sales in 2007.

• Commercial customers. Sales to final commercial customers, which include service businesses, universities and hospitals, accounted for 19.6% of our revenue of electricity sales in 2007.

• Rural customers. Sales to final rural customers accounted for 3.8% of our revenue of electricity sales in 2007.

• Other customers. Sales to other customers, which include public and municipal services such as street lighting, accounted for 8.4% of our revenue of electricity sales in 2007.

Tariffs

Retail Distribution Tariffs. We classify our customers into two different groups, Group A customers and Group B customers, based on the voltage level at which the electricity is supplied to such customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”

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

The following table sets forth our average retail prices for each customer category for 2007. These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of eletricity sold in 2007.

				CPFL	CPFL
	CPFL	CPFL		Santa	Leste	CPFL Sul	CPFL	CPFL
	Paulista	Piratininga	RGE	Cruz	Paulista	Paulista	Jaguari	Mococa

				(R$/MWh)

Residential	424.00	407.24	445.03	423.83	454.10	427.36	346.80	499.59
Industrial	321.51	302.53	320.48	356.99	295.89	265.50	233.05	305.53
Commercial	372.46	379.42	446.26	430.12	428.98	445.32	316.13	438.83
Rural	210.37	182.83	178.06	163.09	224.95	235.28	125.56	245.94
Other	275.66	277.71	328.31	294.35	281.82	291.28	248.17	304.55
Total	352.95	347.14	348.99	336.25	330.69	329.37	234.11	367.99

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

TUSD. Under applicable laws and regulations, we are required to allow use of our high-voltage distribution lines by others, including free consumers within our distribution concession areas that are supplied by third parties. All of our customers must pay a fee for the use of our network. In 2007, tariff revenues for the use of our network by free consumers amounted to R$799.6 million. The average tariff for the use of our network was R$71.21 MWh in 2007, including the TUSD we charge to other distributors connected to our distribution network.

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

At December 31, 2007, customers in default represented in average 1.49% of annual revenues of our eight subsidiaries. These figures have fallen consistently in the past few years and currently are among the lowest in the Brazilian power industry.

Customer Service

We strive to provide high-quality customer service to our distribution customers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2007, our call centers responded to more than 11.5 million calls. We also provide customer service through our Internet website, which handled approximately 4.7 million customer requests in 2007, and through our branch offices, which handled approximately 1.3 million customer requests in 2007. The growth in electronic requests has allowed us to reduce our customer service costs. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

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

In 2007, CPFL Geração owned 51.54% interest in the Assured Energy from the Serra da Mesa power plant. Through our generation subsidiaries CERAN, BAESA and ENERCAN, CPFL Geração also owned interests in the Monte Claro, Barra Grande and Campos Novos plants, which have been operational since December 2004, November 2005 and February 2007, respectively. Through the recently acquired CPFL Jaguariúna, we owned 6.93% interest in the Luis Eduardo Magalhães power plant. We also operated 32 Small Hydroelectric Power Plants and one thermoelectric plant.

Our total installed generation capacity from all of these facilities was 1,588 MW as of December 31, 2007. We produce electricity almost exclusively through our hydroelectric plants. We generated 6,382 GWh in 2007, 3,407 GWh in 2006, and 3,126 GWh in 2005. We are also currently involved in joint ventures to build three new hydroelectric generation facilities, Castro Alves, 14 de Julho and Foz do Chapecó. We are also renovating existing facilities in order to increase our total installed generation capacity to 2,174 MW by 2010.

As part of our strategy to reduce administrative costs and simplify our corporate structure in order to increase our competitiveness, in March 2007 CPFL Centrais Elétricas and Semesa were fully merged into CPFL Geração.

Most of our hydroelectric plants are members of the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), which mitigates hydrologic risks. MRE’s main purpose is to assure that all the participant power plants receive their level of Assured Energy, regardless of their actual levels of electricity generation. In other words, MRE reallocates energy, transferring excess electricity from those plants that generated more than their Assured Energy to those that generated a lower level.

The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2007.

CPFL Geração Plants

	Installed	Assured	Placed in	Facility	Concession
	Capacity	Energy	Service	Upgraded	Expires

	(MW)	(GWh/year)
Hydroelectric plants:
Serra da Mesa	1,275.0	5,878.0	1998		(1)
Our share of Serra da Mesa (51.54%)	657.1	3,029.5
Monte Claro	130.0	516.8	2004		2036
Our share of Monte Claro (65%)	84.5	335.9
Barra Grande	690.0	3,334.1	2005		2036
Our share of Barra Grande (25%)	172.5	833.7
Campos Novos	880.0	3,310.4	2007		2035
Our share of Campos Novos (48.72%)	428.8	1,612.9
Americana	30.0	78.8	1949	2002	2027
Andorinhas	0.5	4.0	1937	(2)	(4)
Buritis	0.8	7.9	1922		2027
Capão Preto	5.5	8.7	1911	(2)	2027
Cariobinha	1.3	0	1936	(2 and 3)	2027
Chibarro	2.6	14.8	1912	2007	2027
Dourados	10.8	68.0	1926	2002	2027
Eloy Chaves	19.0	106.9	1954	1993	2027
Esmeril	5.0	25.2	1912	2003	2027
Gavião Peixoto	4.8	33.5	1913	2007	2027
Guaporé	0.7	5.4	1950	(2)	(4)
Jaguari	11.8	78.8	1917	2002	2027
Lençóis	1.7	14.7	1917	1988	2027
Monjolinho	0.6	2.7	1893	2003	2027
Pinhal	6.8	32.4	1928	1993	2027
Pirapó	0.7	5.6	1952		(4)
Saltinho	0.8	6.4	1950		(4)
Salto do Pinhal	0.6	0	1911	(3)	2027
Salto Grande	4.6	23.8	1912	2003	2027
Santana	4.3	25.4	1951	2002	2027
São Joaquim	8.1	49.3	1911	2002	2027
Socorro	1.0	5.3	1909	1994	2027
Três Saltos	0.7	5.3	1928	(2)	2027
Thermoelectric plants:
Carioba	36.0	219.0	1954		2027

Sub-total	1,501.6	6,633.9

CPFL Jaguariuna Plants

	Installed	Assured	Placed in	Facility	Concession
	Capacity	Energy	Service	Upgraded	Expires

	(MW)	(GWh/year)
Hydroelectric plants:
Lavrinha	0.3	(5)	1947		(4)
Macaco Branco	2.4	(5)	1911		2015
Pinheirinho	0.6	(5)	1911		(4)
Rio do Peixe I	3.1	(5)	1925		2015
Rio do Peixe II	15.0	(5)	1998		2015
Santa Alice	0.6	(5)	1907		(4)
São José	0.8	(5)	1934		(4)
São Sebastião	0.7	(5)	1925		(4)
Turvinho	0.8	(5)	1912		(4)
Luis Eduardo Magalhães	902.5	4,613.0	2001		2032
Our share of Luis Eduardo Magalhães (6.93%)	62.5	319.7

Sub-total	86.8	319.7

Total	1,588
____________
(1) The concession for Serra da Mesa is held by Furnas. We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30-year rental agreement, expiring in 2028.
(2) Power plants that will be upgraded by 2008.
(3) Power plants that are not active.
(4) Hydroelectric projects with a generation capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but are not elegible to concession or authorization processes.
(5) Power plants that currently do not have Assured Energy approved by the MME. The energy that they produce is used by our distribution subsidiaries, reducing our energy purchases. We have applied for the assignment of a total of 78.6 GWh per year of Assured Energy for these nine small hydroelectric plants and are waiting for MME and ANEEL approval.

Serra da Mesa. Our largest hydroelectric facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders. Furnas began construction on the Serra da Mesa facility in 1985. In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction. Serra da Mesa currently consists of three hydroelectric facilities located on the Tocantins River in the State of Goiás. The Serra da Mesa facility began operations in 1998 and has an installed capacity of 1,275 MW. The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility. Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires. We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 and that adjusts annually based on the IGP-M. After the expiration of this electricity purchase arrangement with Furnas, we will retain, until 2028, the right to 51.54% of the Assured Energy of Serra da Mesa. We will be allowed to commercialize it in accordance with regulations applicable at such time. Our share of the installed capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.

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

Barra Grande. This facility became fully operational on May 1, 2006 with a total installed capacity of 690 MW and total Assured Energy of 3,334.1 GWh per year. CPFL Geração owns a 25.01% interested in this project. The other shareholders of the joint venture are Alcoa (42.18%), CBA – Companhia Brasileira de Alumínio (15.00%), DME – Departamento Municipal de Eletricidade de Poços de Caldas (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%).

Campos Novos. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant was constructed on the Canoas River in the State of Santa Catarina, and became fully operational on May 1st, 2007 with a total installed capacity of 880 MW and Assured Energy of 3,310.4 GWh per year, of which our interest is 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (24.73%), Votorantim Metais Níqueis S.A. (20.04%) and CEEE – Companhia Estadual de Energia Elétrica (6.51%) . The plant is operated by ENERCAN under CPFL Geração’s supervision. This plant increased our installed capacity by 428,8 MW.

Luis Eduardo Magalhães Power Plant. We own a 6.93% interest in Luis Eduardo Magalhães power plant, also known as UHE Lajeado. The plant is located on the Tocantins river in the State of Tocantins, and became fully operational in November, 2002 with a total installed capacity of 902.5 MW and assured energy of 4,613 GWh per year. The plant was built by Investco S.A., a consortium formed by Group REDE, EDP (Energias de Portugal), CEB (Companhia Energética de Brasília) and CMS Energy (that we acquired in 2007).

Small Hydroelectric Power Plants. We operate 32 Small Hydroelectric Power Plants. Since 1988, we have been investing in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives we hope to increase the Assured Energy of such plants, their production of electricity and our profitability, while minimizing operational costs.

The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operations center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.

The costs of operations and maintenance of CPFL Geração’s plants decreased from R$26.47/MWh in 1997 to R$11.37/MWh in 2007. The rate of availability of our power generation equipment increased from 82% in 1997 to 97% in 2007. During 2008, we expect to begin projects to refurbish four power plants: Três Saltos, Andorinhas, Guaporé and Cariobinha.

In 2004, modernizing projects were presented for Gavião Peixoto, Chibarro and Capão Preto. The Gavião Peixoto project was approved by ANEEL in July of 2004 and the new Assured Energy level was approved by the Ministry of Mines and Energy – MME in June 2005, thereby increasing from 19.3 GWh per year to 33.5 GWh per year. Work on this project began in August 2005. The first generator began commercial operations in June 2007 and renovation projects were completed in July 2007. The renovation projects at the Capão Preto and Chibarro plants were approved by ANEEL in August and September 2005, respectively. The MME approved an increase in Assured Energy at Capão Preto from 8.7 GWh per year to 19.9 GWh per year, and at Chibarro from 6.1 GWh per year to 14.8 GWh per year. The modernization and renovation of these plants began in October 2006. Chibarro was completed in December 2007 and Capão Preto was completed in February 2008.

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

Expansion of Generation Capacity

Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently involved in the construction of three new hydroelectric generation facilities with a total expected installed capacity of 1,085 MW, of which our share will be 585.6 MW. By the end of 2008, we expect that approximately 26% of the generating capacity from these facilities will become operational.

The following table sets forth information regarding our current hydroelectric generation projects as of December 31, 2007.

	Estimated Installed Capacity	Estimated Assured Energy	Estimated Construction Cost 1)	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available to us	Estimated Assured Energy Available to us

	(MW)	(GWh/yr)	(R$million)			(%)	(MW)	(GWh/yr)
CERAN Complex:
Castro Alves	130	560.6	429.9	April 2004	2008	65.00	84.5	364.4
14 de Julho	100	438.0	428.8	October 2004	2008	65.00	65.0	284.7

	230	998.6	858.7				149.5	649.1
Foz do Chapecó	855	3,784.3	2,262.4	December 2006	2010	51.00	436.1	1,930.1

Total	1,085	4,782.9	3,121.1				585.6	2,579.2
____________
(1) The estimated construction cost figures were calculated as of December 31, 2007.

CERAN Project. We own a 65% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30%) and Desenvix (5%). The CERAN hydroelectric complex consists of three hydroelectric plants: Monte Claro, Castro Alves and 14 de Julho. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the State of Rio Grande do Sul. The total cost of constructing the complex is estimated at R$1,229.1 million, of which we will be responsible for R$798.9 million. The Monte Claro plant began operations in December 2004 and is currently operating at full capacity. The first and second generators of the Castro Alves plant began commercial operations in March and April 2008, respectively, and the plant is projected to be operating at full capacity in the first half of 2008. The entire CERAN Complex will be fully operational in 2008, when UHE 14 de Julho becomes operational.

The facility will have estimated installed capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year. Upon completion, the facility will be operated by CERAN under CPFL Geração’s supervision. We anticipate that the plant will add 234 MW to our generation capacity.

In February 2004, CERAN entered into a loan agreement with BNDES in the amount of R$435.8 million. In January 2007, this agreement was amended for an additional disbursement of R$ 180 million. We have provided a 100% guarantee of the construction costs for the CERAN complex. The financing is also secured by a pledge of (i) the shares of CERAN and (ii) the rights of CERAN under its concession agreement to operate the hydroelectric plant, including credit rights from the sale of energy, guarantees in connection with energy purchase agreements, amounts paid by ANEEL as indemnity for the termination of the concession and electricity produced by CERAN. As of December 31, 2007, the total estimated cost to complete the facility was R$97.2 million.

Foz do Chapecó Project. We own a 51% interest in Foz do Chapecó, a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. The remaining 49% interest in the joint venture is divided among Chapecoense Geração de Energia S.A., which holds a 40% interest, and CEEE, which holds a 9% interest. The Foz do Chapecó hydroelectric plant will be located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is estimated at R$2,262.4 million, of which we will be responsible for R$1,153.8 million. Construction began in December 2006, and we anticipate that the plant will begin operations in 2010 and will add 436 MW to our generation capacity.

The expected capital structure is 26.0% equity and 74.0% debt. Foz do Chapecó obtained R$1,655.84 million of financing for the Foz do Chapecó Project from BNDES. During 2007, the first disbursement was made in the total amount of R$480.0 million. CPFL Energia will be the guarantor for CPFL Geração’s portion in the financing. The financing is also secured by a pledge of (i) the shares of Foz do Chapecó and (ii) credit rights of Foz do Chapecó related to the concession.

Electricity Commercialization and Services

Commercialization Operations

CPFL Brasil carries out our electricity commercialization operations. Its key functions are:

• procuring electricity for commercialization activities by entering into bilateral contracts with generating companies (including our generation subsidiaries) and purchasing electricity in public auctions from generation companies;

• reselling electricity to free consumers;

• reselling electricity to distribution companies (including CPFL Paulista, CPFL Piratininga and RGE) and other agents in the electricity market through bilateral contracts; and

• providing electricity-related services and consulting to final customers and other agents.

The rates at which CPFL Brasil purchases and sells electricity in the free market are determined in bilateral negotiations with its suppliers and customers. The contracts with distribution companies are regulated by ANEEL. In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited to an average of 10% by ANEEL regulations. Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30% of their electricity requirements from affiliated companies. The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004. However we are allowed to sell electricity to distributors through the open bidding process in the Regulated Market.

Electricity-Related Services

We offer our customers a wide range of electricity-related services through CPFL Brasil. These services are designed to help customers improve the efficiency, cost and reliability of the electric equipment they use. Our main electricity-related services include:

• Electric energy management consultancy: CPFL Brasil’s consultancy and contract management services aim to support its customers’ decision-making with respect to electrical power;

• Project design and construction: CPFL Brasil plans, constructs, commissions and provides electricity to substations, transmission lines, transformer stations, load centers and electrical energy distribution lines, always in line with each customer’s needs and growth expectations and in accordance with the most rigorous safety criteria, aiming for an optimal use of resources;

• Management of assets: In the maintenance arena, CPFL Brasil develops solutions that contribute to the optimal operation of electro-energetic installations for companies of all sizes, ensuring that interruptions to the electrical energy supply, and resulting business losses, are minimized;

• Energy efficiency: CPFL Brasil aims to guide and assist its customers’ businesses with the most energy efficient solutions, leading to reduced energy costs and allowing for greater investments in core business pursuits;

• Co-generation: Energy co-generation is the simultaneous and sequential production of two or more forms of energy from a single fuel; the most common process is electrical energy production from primary energy sources (natural gas and/or biomass). Companies with production processes, which make the installation of such a system feasible, can count on CPFL Brasil’s experience for feasibility studies, project design and installation of co-generation operations.

Competition

We face competition from other generation and commercialization companies for distribution of electricity to free consumers. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

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

Our Concessions

We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses. We have the following concessions with respect to our distribution business:

Concession No.	Concessionaire	State	Term

014/1997	CPFL Paulista	São Paulo	30 years from November 20, 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 23, 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 6, 1997
021/1999	Companhia Luz e Força Santa Cruz	São Paulo and Paraná	16 years from February 3, 1999 to July 7, 2015
015/1999	Companhia Jaguari de Energia	São Paulo	16 years from February 3, 1999 to July 7, 2015
017/1999	Companhia Luz e Força de Mococa	São Paulo e Minas Gerais	16 years from February 3, 1999 to July 7, 2015
018/1999	Companhia Paulista Energia Elétrica	São Paulo	16 years from February 3, 1999 to July 7, 2015
019/1999	Companhia Sul Paulista de Energia	São Paulo	16 years from February 3, 1999 to July 7, 2015

Our generation business is supported by the following concessions:

Concession No.	Concessionaire	Plant	State	Term

128/2001	Foz do Chapecó Energia S.A.	Foz do Chapecó	Santa Catarina, Rio	35 years from November 7, 2001
Grande do Sul
036/2001	Energética Barra Grande S.A.	Barra Grande	Rio Grande do Sul	35 years from May 14, 2001
008/2001	Companhia Energética Rio	14 Julho, Castro Alves and	Rio Grande do Sul	35 years from March 3, 2001
	das Antas	Monte Claro
043/2000	Campos Novos Energia S.A.	Campos Novos	Santa Catarina	35 years from May 29, 2000
015/1997	CPFL Geração	Our 19 Small Hydroelectric	São Paulo	30 years from November 20, 1997
Power Plants and one
thermoelectric facility
Decree N°	CPFL Geração	Serra da Mesa	Goiás	(1)
85,983/81
05/1997	Investco S.A. and Paulista	Luis Eduardo Magalhães	Tocantins	35 years from December 16, 1997
Lajeado Energia S.A.
09/1999	Companhia Jaguari de	Macaco Branco (Small	São Paulo	16 years from February 3, 1999 to
	Energia	Hydroelectric Power Plant)		July 7, 2015
10/1999	Companhia Paulista de	Rio do Peixe I and II (Small	São Paulo	16 years from February 3, 1999 to
	Energia Elétrica	Hydroelectric Power Plant)		July 7, 2015
____________
(1) The concession for Serra da Mesa is held by Furnas. We have the contractual right to 51.54% of the Assured Energy of this facility under a 30-year rental agreement, expiring in 2028.

Properties

Our principal properties consist of hydroelectric generation plants, substations and distribution networks. The net book value of our total property, plant and equipment as of December 31, 2007 was R$7,140 million. Apart from our distribution network, no single one of our properties produces more than 10% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

Pursuant to Brazilian law, essential properties and facilities used by us to perform our obligations under our concession agreements cannot be transferred, assigned, pledged or sold to, or encumbered by, any of our creditors without prior approval from ANEEL.

Environmental

The Brazilian constitution gives both the Brazilian Federal and State Governments the power to enact laws designed to protect the environment. A similar power is given to municipalities whose local interests may be affected. Municipal laws are considered a supplement to federal and state laws. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment, which can be imposed against executive officers and employees of companies who commit environmental crimes.

Our energy distribution and generation facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements.

The environmental issues regarding the construction of our new electricity generation facilities require specially-tailored oversight. For this reason, CPFL Geração manages these matters along with the basic environmental needs of each site in order to ensure that its policies and its environmental obligations are given adequate consideration. Decisions are made by environmental committees, whose members include representatives of each project partner and of each plant’s environmental management office. In this way, the implementation of environmental projects and the interaction with government agencies are given more importance in the process of environmental compliance and future electricity generation. For example, in securing the operating license for Barra Grande from IBAMA in July 2005, the project managers had a productive dialogue with representatives from the federal government allowing for both expanded electricity generation and environmental preservation. In addition, we support local community programs that relocate rural families from collective resettlements and provide institutional support for families involved in the conservation of the local biodiversity.

In order to facilitate compliance with environmental laws, we use an environmental management system that was implemented in all of our segments and follows the standards of ISO 14001. We established a system to identify, evaluate and update with respect to applicable environmental laws, as well as other requirements applicable to our environmental management system. Our generation and distribution of electricity is submitted to internal and external audits, which verify if our activities are in compliance with ISO 14001. The environmental management of our activities is developed taking into consideration our budgets and realistic forecasts, always aiming to achieve better financial, social and environmental results.

The complex environmental licensing process is being reviewed by the Brazilian government with the cooperation of private sector companies, including us, with a view to expediting the procedures for the granting of licenses for the installation and the operation of infrastructure works that are necessary for the social and economic development of Brazil.

THE BRAZILIAN POWER INDUSTRY

General

In 2008, the MME (defined below) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 144.8 GW by 2016, of which 115.0 GW (79.4%) is projected to be hydroelectric, 29.8 GW (20.6%) is projected to be thermoelectric and 8.6 GW (6.6%) is projected to be imported through the Interconnected Power System.

In 2007, Eletrobrás owned 39% of Brazilian generation assets. Through its subsidiaries, Eletrobrás is also responsible for 66% of Brazil’s installed transmission capacity above 230 kV. In addition, it has participation in some Brazilian state-controlled entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Hidroelétrica do São Francisco — CHESF and Furnas Centrais Elétricas S.A.

Private companies had 40% and 71% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 24% of the transmission market, in terms of revenue.

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

National Energy Policy Council

The National Energy Policy Council (Conselho Nacional de Política Energética), or CNPE, is a committee created in August 1997 to advise the Brazilian President with respect to the development of the national energy policy. The Brazilian Minister of Mines and Energy is the Chairman of the CNPE, six of its members are ministers of the Brazilian government and three of its members are selected by the Brazilian President. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

ANEEL

ANEEL is an independent federal regulatory agency whose primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of the transmission tariffs.

National Electrical System Operator — ONS

The National Electrical System Operator (Operador Nacional do Sistema Elétrico), or ONS, is a non-profit organization that coordinates and controls electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and free consumers. The primary role of the ONS is to oversee the generation and transmission operations in the Interconnected Power System, or SIN, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

The Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, is a non-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market, or MAE.

The CCEE is responsible, among other things, for (1) registering all the energy purchase agreements in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (2) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions, authorized entities of the electricity industry, free and special consumers and its board of directors is comprised of four members appointed by these agents and one by the MME, which is the chairman of the board of directors.

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

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to the ANEEL, as representatives of the Brazilian government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, as opposed to permissions and authorizations, which may be revoked at any time at the discretion of MME, in consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion.

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

Penalties. ANEEL’s regulation governs the imposition of sanctions against the participants in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines and forfeiture). For each breach, the fines can be up to two per cent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (3) changes in controlling interest of the holder of the authorization or concession. In case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

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

Under these regulations, all electricity-purchasing agents must contract all of their electricity demand under the guidelines of the new model. Electricity-selling agents must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and free and special consumers are required to notify MME, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will be required to notify MME, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. Based on this information, the MME must establish the total amount of energy to be contracted in the Regulated Market and the list of generation projects that will be allowed to participate in the auctions. Distribution companies will also be required to specify the portion of the contracted amount they intend to use to supply potentially free consumers.

Parallel Environment for the Trading of Electric Energy

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (1) the regulated market, which contemplates the purchase by distribution companies through public auctions of all electricity necessary to supply their customers and (2) the free market, which contemplates purchase of electricity by non-regulated entities (such as free consumers and energy traders).

Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies will be able to purchase electricity outside the public bidding process from: (1) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (2) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources, and (3) the Itaipu power plant. The electricity generated by Itaipu continues to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Center-Western Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “ — Distribution Tariffs.”

The Regulated Market

In the regulated market, distribution companies purchase their expected electricity requirements for their captive customers from generators through public auctions. The auctions are administered by ANEEL, either directly or indirectly through the CCEE.

Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such a case, the generator would be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Regulated Market. In such a case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. Together, these agreements comprise the energy purchase agreements in the Regulated Market, Contratos de Comercialização de Energia no Ambiente Regulado - CCEAR.

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

The Free Market

The free market covers transactions between generation concessionaires, Independent Power Producers, or IPPs, self-generators, energy traders, importers of electric energy, free consumers and the consumers called “special consumers”. IPPs are generation entities that sell the totality or part of their electricity to free consumers, distribution concessionaires and trading agents, among others. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

A consumer that is eligible to choose its supplier (potentially free consumer) may only be able to rescind its contract with the local distributor and become a free consumer by notifying such distributor at least 15 days before the date such distributor is required to state its estimated electricity needs for the next auction. Further, such consumer may only begin acquiring electricity from another supplier in the year following the one in which the local distributor was notified. Once a potentially free consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region a five-year notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor could buy the additional energy in the Regulated Market without imposing extra costs to the captive market.

In addition to free consumers, certain consumers with capacity equal to or greater than 500 kW may choose to purchase energy in the free market, subject to certain terms and conditions. These consumers are called “special consumers”. Special Consumers may only purchase energy from (i) small hydroelectric generators with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity limited to 1,000 kW, and (iii) alternative energy generators (solar, wind and biomass enterprises) with capacity injected in the system not greater than 30,000 kW. A Special Consumer may terminate its contract with the local distributor with 180 days prior notice for contracts with indefinite terms. For contracts with a definite term, the consumer must fulfill the contract or for long-term contracts, the consumer may terminate its contract with 36 months notice. The Special Consumer may return to the regulated system upon 180 days prior notice.

State-owned generators may sell electricity to free consumers; however, as opposed to private generators, they are obligated to do so through an auction process.

Auctions on the Regulated Market

Electricity auctions for new generation projects in process are held (1) five years before the initial delivery date (referred to as “A-5’’ auctions) and (2) three years before the initial delivery date (referred to as “A-3’’ auctions). Electricity auctions from existing power generation facilities take place (1) one year before the initial delivery date (referred to as “A-1’’ auctions) and (2) approximately four months before the delivery date (referred to as “market adjustments’’). The invitations to bid in the auctions are prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criterion to determine the winner of the auction.

Each generation company that participates in an auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies. The CCEAR of both “A-5’’ and “A-3’’ auctions have a term of between 15 and 30 years, and the CCEAR of “A-1’’ auctions have a term between five and 15 years. Contracts arising from market adjustment auctions are limited to a two-year term.

With respect to the CCEAR related to electricity generated by existing generation facilities, there are three alternatives for the permanent reduction of contracted electricity: (1) compensation for the exit of potentially free consumers from the Regulated Market, (2) reduction, at the distribution companies’ discretion, of up to 4% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

Since 2004, CCEE has conducted five auctions for new generation projects, six auctions for existing power generation facilities and one auction for alternate generation projects. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and sets the generation companies that would participate in the auction. The auction is carried out in two phases via an electronic system. As a general rule, the contracts to be executed in the context of the auction have the following terms (i) from 15 to 30 years as of the supply start-up in case of new generation projects, (ii) from 5 to 15 years as of the auction’s subsequent year in case of existing power generation facilities and (iii) from 10 to 30 years as of the supply start-up in case of alternate generation projects.

After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establishe the price and amount of the energy contracted in the auction. The CCEAR sets forth that the price will be annually adjusted upon the variation of the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE). The distributors grant financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

The Annual Reference Value

The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of electricity prices in the “A-5’’ and “A-3’’ auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in the “A-5’’ auctions and the “A-3’’ auctions. Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass through the full amount of the Annual Reference Value to consumers for three years. The Annual Reference Value is also applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects are allowed to be fully passed through. The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers: (1) No pass-through of costs for electricity purchases that exceed 103% of actual demand; (2) Limited pass-through of costs for electricity purchases made in an “A-3’’ auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the “A-5’’ auctions; (3) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract; (4) From 2005-2008, electricity purchases from existing facilities in the “A-1’’ auction is limited to 1% of requirements. If the acquired electricity in the “A-1’’ auction exceeds 1%, pass-through of costs to final consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME establishes the maximum acquisition price for electricity generated by existing projects that take part in the auctions for sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price (Preço de Liquidação de Diferenças or PLD) and the Annual Reference Value.

Electric Energy Trading Convention

ANEEL Resolutions No. 109, of 2004 and No. 210, of 2006, govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). This convention regulates the organization and administration of the CCEE as well as the conditions for trading electric energy. It also defines, among other things, (1) the rights and obligations of CCEE participants, (2) the penalties to be imposed on defaulting participants, (3) the structure for dispute resolution, (4) the trading rules in both regulated and free markets and (5) the accounting and clearing process for short-term transactions.

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

Challenges to the Constitutionality of the New Industry Model Law

Political parties are currently challenging the New Industry Model Law on constitutional grounds before the Brazilian Supreme Court. In October 2007, a decision of the Brazilian Supreme Court on injunctions presented on the matter was published, denying the injunctions by majority of votes. To date, the Brazilian Supreme Court has not reached a final decision, and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the New Industry Model Law is deemed unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may not come into effect, which will create uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.

Ownership Limitations

ANEEL had established limits on the concentration of certain services and activities within the electric energy industry, which it recently eliminated. A new regulation from ANEEL addressing these limitations was released for public consideration.

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

TUSD

The TUSD is paid by generators and free and special consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or free or special consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL. The TUSD has two components: (1) the remuneration of the concessionaire for the use of the proprietary local grid, known as TUSD Service, which varies in accordance with each customer’s energy peak load, and (2) the regulatory charges applicable to the use of the local grid, known as TUSD Charges, which are set by regulatory authorities and linked to the quantity of energy consumed by each customer.

TUST

The TUST is paid by distribution companies, generators and free and special consumers for the use of the Basic Grid and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies, as determined by ANEEL. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and free and special Consumers, have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of certain tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the Basic Grid are made directly available to the interested users for a specified fee.

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

• costs of electricity purchased pursuant to CCEARs;

• certain other charges for connection to the transmission and distribution systems;

• the cost of regulatory charges; and

• the costs associated with research and development and energy efficient consumption.

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

In October 2006, ANEEL established the methodology and procedures applicable to the periodic revisions for 2007 through 2010 for distribution concessionaires, based on the practices developed during a previous round of the periodic tariff reviews. Currently, new regulation from ANEEL aiming at improving the revision process is under public consideration.

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

In order to create incentives for alternative generators, the Federal Government established a reduction not inferior than 50% in the TUSD amount owed by (i) small hydroelectric generators with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity equal to 1,000 kW and (iii) alternative energy generators (solar, eolic and biomass generators) with capacity equal to 30,000 kW. The reduction is applicable to the TUSD due by the generation source and also by its consumer. The amount of the TUSD reduction will be include like “financial components” in the tariff readjustment or tariff revision.

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

CCC

Distribution companies (and also some transmission companies responsible for free consumers) must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermoelectric power plants in the event of a rainfall shortage which would require increased use of thermal plants. The CCC currently subsidizes the distribution systems in isolated areas where the distribution costs are higher than in the Interconnected Power System. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

On February 1998, the Federal Government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account were phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date were not entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to those thermoelectric plants located in isolated systems.

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

ANEEL Inspection Fee (TFSEE)

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations in the proportion of their dimension and activities. Currently, the ANEEL Inspection Fee is deducted from the RGR Fund.

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

Overview

We have eight distribution subsidiaries. All are fully consolidated, but prior to June 2006, we owned 67.07% of RGE and accounted for it using proportionate consolidation. We acquired CPFL Santa Cruz in December 2006, and it is included in our income statement beginning in January 2007. We acquired CPFL Jaguariúna and its subsidiaries in June 2007, and they are included in our income statement beginning in July 2007.

We account for four of our generation subsidiaries (CERAN, BAESA, ENERCAN and Foz do Chapecó) using proportionate consolidation. Those entities own a total of six generation facilities, three of which are currently under construction—Castro Alves and 14 de Julho (both part of CERAN) and Foz do Chapecó. ENERCAN became fully operational in May 2007.

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

In addition to achieving the best returns we can from our regulated distribution business, we have three broad initiatives to improve our future financial performance—the growth in our generating capacity, the acquisition of additional distributors and the development of our commercialization and electricity-related services business. We have a portfolio of hydroelectric generation projects, which are becoming operational. Of this new generation capacity, approximately 157 MW became operational in 2006, approximately 429 MW became operational in 2007 and approximately 149 MW are expected to become operational by the end of 2008. We expect a further 436 MW of new generation capacity will be operational by the end of 2010. We plan to use the additional electricity generated by these projects to supply electricity to our distribution business, and we currently expect that this degree of integration will improve our consolidated profit margin and our cash flows. In 2006, we acquired 32.69% of RGE and 99.99% of CPFL Santa Cruz. In 2007, CPFL Energia acquired the assets of CMS Energy Brasil (currently CPFL Jaguariúna S.A.), which were comprised of four distributors, two companies engaged in the energy commercialization business and generation assets (consisting of 9 Small Hydroelectric Plants and an interest in UHE Luiz Eduardo Magalhães), which total 87 MW.

There are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance, as we have seen in recent years with the effects of an energy crisis in 2001, increases in interest rates and indexation rates on our debt in 2002, and important regulatory changes that occurred in 2004 and 2005. We also face periodic changes in our rate structure, resulting from the periodic revision of our rates, and the current cycle of periodic revisions, which is taking effect during 2007 and 2008 at each of our distribution companies, will result in reduced rates. We expect the reduced rates to adversely affect our revenues, operating income and net income in 2008, but the magnitude of this impact will depend on our success in improving our margins through cost control, increased generation capacity, increased volume sold by our distribution subsidiaries and growth in the commercialization business.

Background

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive final customers at regulated tariffs. In 2007, sales to captive consumers represented 71.1% of the volume of electricity we delivered and 85.8% of our operating revenues, compared to 69.8% and 86.2%, respectively, in 2006. These proportions may decline if customers migrate from captive to free status.

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

Tariffs are determined separately for each of our eight distribution subsidiaries as follows:

• Our concession agreements provide for an annual adjustment (reajuste anual) to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A costs) and costs that we can control (known as Parcel B costs). Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. Our ability to fully pass through to final consumers our electricity acquisition costs is subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry — The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to final consumers. Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government. An annual adjustment of tariffs occurs every April for CPFL Paulista and RGE, every October for CPFL Piratininga and every February for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. There is no annual adjustment in a year with a periodic revision.

• Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our customers. For additional information, see “Item 4. Information on the Company— The Brazilian Power Industry—Distribution Tariffs.”

• Brazilian law also provides for extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. In particular, we currently charge supplemental tariffs that were introduced as a result of the energy crisis in 2001-2002. See “The 2001-2002 Energy Crisis and Related Regulatory Measures” below.

Annual Adjustment

Tariff increases apply differently to different customer classes, with generally higher increases for customers using higher voltages, to reduce the effects of historical cross-subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2005 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “— Background—Brazilian Economic Conditions.”

	2005			2006			2007

	Economic Adjustment(1)	Regulatory Adjustment (2)	Total Adjustment	Economic Adjustment(1)	Regulatory Adjustment (2)	Total Adjustment	Economic Adjustment(1)	Regulatory Adjustment (2)	Total Adjustment

CPFL Paulista(3)	10.58%	7.16%	17.74%	7.12%	3.70%	10.83%	2.60%	4.46%	7.06%
CPFL Piratininga(3)	0.74%	0.80%	1.54%	4.40%	6.39%	10.79%	-	-	(4)
RGE	14.57%	7.36%	21.93%	5.06%	5.13%	10.19%	3.77%	2.28%	6.05%
CPFL Santa Cruz	15.57%	4.13%	19.70%	3.74%	3.29%	7.03%	4.56%	1.15%	5.71%
CPFL Mococa	18.38%	0.12%	18.50%	5.56%	-0.04%	5.52%	6.70%	2.91%	9.61%
CPFL Leste Paulista	20.40%	-2.23%	18.17%	2.90%	4.72%	7.62%	3.52%	-0.21%	3.31%
CPFL Sul Paulista	15.19%	3.26%	18.45%	1.51%	4.58%	6.09%	1.64%	3.88%	5.52%
CPFL Jaguari	17.77%	-8.30%	9.47%	1.49%	4.19%	5.68%	-0.38%	2.04%	1.66%
(1) This portion of the adjustment primary reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.
(2) This portion of the adjustment reflects settlement of regulatory assets and liabilities we record on an accrual basis, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.
(3) These figures reflect the adjustments actually applied to our tariffs. Only in 2007, CPFL Paulista and CPFL Piratininga obtained ANEEL’s final approval for the first adjustment cycle of 2003. Until that time, ANEEL modified the 2005 and 2006 adjustments several times. Beginning in 2005, the final adjustment figures also reflected the exclusion of PIS/COFINS from the tariff.
(4) The Second Periodic Revision occurred in October 2007.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first and second cycles of periodic revisions. See Note 3(b.2) and Note 34 to our audited consolidated financial statements for related tariff adjustments. The rate reductions under the second cycle are taking effect at each of our distribution subsidiaries between October 2007 and April 2008, and we expect that they will adversely affect our revenues, operating income and net income in 2008.

	First Cycle		Second Cycle(1)

		Total		Economic	Regulatory	Total
	Adjustment Date	Adjustment	Adjustment Date	Adjustment	Adjustment	Adjustment

CPFL Paulista	April, 8 2003	20.66%	April 8, 2008	-13.69%	0.08%	-13.61%
CPFL Piratininga	October 23, 2003	10.14%	October 23, 2007	-10.94%	0.83%	-10.11%
RGE	April 19, 2003	27.96%	April 19, 2008	-5.37%	10.15%	4.77%
CPFL Santa Cruz	February 3, 2004	17.14%	February 3, 2008	-9.73%	2.60%	-7.13%
CPFL Mococa	February 3, 2004	21.73%	February 3, 2008	-8.40%	2.75%	-5.65%
CPFL Leste Paulista	February 3, 2004	20.10%	February 3, 2008	-2.69%	1.04%	-1.65%
CPFL Sul Paulista	February 3, 2004	12.29%	February 3, 2008	-2.98%	-0.59%	-3.57%
CPFL Jaguari	February 3, 2004	-6.17%	February 3, 2008	-0.35%	-1.23%	-1.58%
____________
(1) Preliminary numbers established by ANEEL.

Sales to Potentially Free Consumers

The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market.” To date, as compared to the total number of our captive customers, the number of potentially free consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2007, approximately 22.9% of our electricity sales was to supply potentially free consumers. Most of our potentially free consumers have not elected to become free consumers. We believe this is because (1) they consider that the advantages of negotiating for a long-term contract at lower rates than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (2) some of our potentially free consumers, who entered into contracts before July 1995, are limited to changing to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and becomes a free consumer, it still would have to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. We do not expect to see a substantial number of our customers become free consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

We purchase the majority of our electricity from large Brazilian generation companies under long-term contracts whose prices are regulated by ANEEL. The prices of electricity purchased by our distribution companies under contracts executed in the regulated market are regulated by ANEEL, while the prices of electricity purchased in the free market are based on prevailing market rates, according to bilateral settlement. In 2007, we purchased 48,162 GWh, compared to 45,998 GWh in 2006. The prices under the long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our customers in increased tariffs. As an increasing proportion of our energy is purchased at the public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, since our ability to pass through costs of electricity purchases will be linked to the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2007, we purchased 10,990 GWh of electricity from Itaipu (22.8% of the electricity we purchased), as compared to 10,761 GWh of electricity from Itaipu (23.4% of the electricity we purchased) in 2006. See “Item 4. Information on the Company—Purchases of Electricity—Itaipu.” The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

Our distribution subsidiaries are allowed by the MME to include in the Parcel A account (conta de compensação de variação de valores da parcela A), or CVA, the differences between the costs of acquiring electricity and the prices charged to our customers that were not taken into account in the prior year’s tariff adjustment. This adjustment should eliminate the difference in the income statement that originated from these variations. However, our cash flows may be adversely affected until the amounts under CVA are received in future years. Additionally, with the New Industry Model Law, the calculation method of the costs of acquired energy was changed, and now, with respect to new electricity contracts derived from auctions, the adjustment must reflect the electricity cost in the future reference market.

Through our generation subsidiaries, approximately 586 MW of new capacity is scheduled to become operational through 2010, with the commencement of operations of UHEs Castro Alves, 14 de Julho and Foz do Chapecó, which will provide additional Assured Energy of 2,579 GWh per year. Our distribution subsidiaries have entered into long-term contracts to purchase all of this electricity. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from the generators’ margin.

Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells that electricity to free consumers and other concessionaries and licensees (including our subsidiaries). In 2007 we acquired 18,488 GWh in the free market, or 38.4% of the electricity we purchased. See “ — The Brazilian Power Industry — The Free Market.”

Recoverable Cost Variations—Parcel A Costs

We use the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, as beyond our control. These costs are described in Note 3(c) to our audited consolidated financial statements for the fiscal year ended December 31, 2007. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. Similarly, if Parcel A costs are lower than forecast, we generally pass through the savings to customers through lower tariffs in the future.

When there are variations in Parcel A costs that will be reflected in future tariffs, we defer the incremental costs and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we bill the related increased tariffs. At December 31, 2007, we had assets of R$738.3 million and liabilities of R$298.4 million in respect of Parcel A accounts, and the net amount represented 8.9% of our shareholders’ equity. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate. In 2007 we recognized R$68.3 million of net financial income on Parcel A accounts.

These assets and liabilities may be affected by regulatory determinations. In the first quarter of 2008, ANEEL determined that our subsidiary CPFL Paulista should not be permitted to recover some 2007 energy costs that it had capitalized as a regulatory asset related to “Energy surpluses and shortages”, on the grounds that the costs should have been avoided by different purchasing practices under a supply contract between CPFL Paulista and our subsidiary CPFL Brasil. The determination was made in the context of the periodic revision of CPFL Paulista’s tariffs, and it is still preliminary and subject to challenge. We also capitalized 2007 costs under similar circumstances at our subsidiary CPFL Piratininga, which also has a supply contract with CPFL Brasil. At December 31, 2007, the total regulatory assets arising from these costs at CPFL Paulista and CPFL Piratininga was R$ 109 million. In the first quarter of 2008, following ANEEL’s determination, we decided those assets were fully impaired and we recognized a provision to reimburse consumers, resulting in a total charge of R$112 million, net of taxes.

The 2001-2002 Energy Crisis and Related Regulatory Measures

As a result of an energy crisis in Brazil in 2001 through 2002, the Brazilian Government and companies involved in the energy sector agreed to adopt a package of measures instituted to address some of the financial effects of the energy shortage. See Note 3 to our audited consolidated financial statements. The principal measures adopted in response to the 2001-2002 energy crisis are the following:

• Extraordinary Tariff Adjustment. Reajuste Tarifário Extraordinário, or RTE, is an extraordinary tariff adjustment designed to enable generation and distribution companies to recover the losses or revenue foregone during the Rationing Program that took place during the energy crisis. As of December 31, 2007, we included in our accounts receivable the balance of R$6.3 million expected recovery pursuant to the RTE. Part of this amount must be passed on to our suppliers to compensate them for the losses they incurred during the Rationing Program. The amounts recoverable and payable accrue interest, and in 2007 R$23.8 million of net financial income was attributable to such accounts receivable. As we receive the RTE amounts from our customers, we pass on to our suppliers the portion attributable to them. These transactions reduce the amount of receivables and payables on our balance sheet, but do not affect our statement of operations because the revenues and costs were previously recognized in 2001 and 2002. The effect on our cash flow is small because we received an advance of these funds from BNDES (as discussed below) in 2002 and, accordingly, the RTE we receive is used to service the debt on this loan.

• Parcel A Costs. As described above, certain variations in our Parcel A costs are recoverable through future tariffs. Increased Parcel A costs from 2001 are now being recovered through a mechanism similar to the RTE, as we recovered the foregone revenue from the Rationing Program.

• BNDES Loan Program. The Brazilian government made loans available to distribution and generation companies through the government development bank BNDES to finance (a) 90% of the revenue shortfall recoverable through the RTE and (b) the excess Parcel A costs from 2001. We had a total principal amount of R$142.2 million of these loans outstanding as of December 31, 2007. These loans accrue interest at the same rate as amounts we are entitled to recover pursuant to the RTE.

Deductions from Operating Revenues

To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is the value-added tax, or ICMS, imposed by Brazilian states. These deductions amounted to 33.8% of our gross operating revenues in 2007, 35.3% in 2006, and 35.9% in 2005.

Operating Segments

Our three reportable segments are distribution, generation and commercialization. See Note 35(iv)(c) to our audited consolidated financial statements. Our generation and commercialization segments currently represent a small percentage of our gross operating revenues: 2.3% and 6.3% in 2007 and 2.3% and 5.7% in 2006, respectively. We expect our generation business to grow as our projects come on line through 2010. Since the new electricity will be sold primarily to our distribution companies, on a consolidated basis the new generation may not materially increase our operating revenues, but we expect it to have a positive effect on our consolidated operating margin.

The profitability of our segments differs. Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects are operational, they have higher margin (operating income as a percentage of revenue) than the distribution segment, but they also contribute to higher interest expense and other financing costs. For example, in 2007 and 2006 our generation segment provided 16.2% and 16.3%, respectively, of our operating income, but its contribution to our net income was substantially lower.

In our commercialization segment, a majority of our sales and operating income is attributable to transactions with our distribution segment. In 2007, our commercialization segment sold 11.8% less electricity than in 2006, and sales to unaffiliated parties decreased by 2.1%, reaching 9,128 GWh. Sales to unaffiliated parties include sales of electricity to free consumers and other concessionaries or licensees and the provision of value-added services. This decrease in volume of sales, however, was offset by an increase in our prices.

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. In particular,the following factors affected our operations:

• The real appreciated by 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007 against the U.S. Dollar. As of April 23, 2008, appreciation of the real against to the U.S. Dollar was approximately 6.4% in 2008 year-to-date. Inflation for 2007, as measured by the IGP-M, was 7.8% .

• Brazilian GDP grew by 2.9% in 2005, 3.7% in 2006 and by 5.4% in 2007.

• The short-term average interest rate (adjusted by the Central Bank in relation to the SELIC index) decreased to 11.8% in 2007 from 15.1% in 2006 and from 19.1% in 2005.

The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. Dollar for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,

	2007	2006	2005

Inflation (IGP-M) (1)	7.8%	3.8%	1.2%
Inflation (IPCA) (2)	4.5%	3.1%	5.7%
Growth (contraction) in real gross domestic product	5.4%	3.7%	2.9%
Depreciation (appreciation) of the real vs. U.S. dollar	(17.2)%	(8.7)%	(11.8)%
Period-end exchange rate–US$1.00	R$1.771	R$2.138	R$2.341
Average exchange rate–US$1.00 (3)	R$1.930	R$2.168	R$2.413
____________
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

Results of Operations—2007 compared to 2006

Operating revenues

Our net operating revenues were R$9,410 million in 2007, an 18.9% increase compared to 2006. The increase was due to higher volume and higher prices. Our total volume of electricity delivered to final customers increased by 7.2%, of which (a) 6.4% was attributable to the acquisitions of CPFL Santa Cruz, which we began consolidating in January 2007, and CPFL Jaguariúna, which we began consolidating in July 2007, and to the full consolidation of RGE beginning in June 2006 and (b) 0.8% was attributable to growth in our continuing businesses. The price increases were due to rate increases that resulted in a 7.6% increase in the average price (based on gross revenues) on sales to final customers.

The same factors resulted in a 16.2% increase in our gross operating revenues. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct in arriving at net operating revenues.

In 2008, we expect our revenues, operating income and net income to be adversely affected by lower rates resulting from the periodic revision of our tariffs. See “—Background—Periodic Revision.” The magnitude of this impact on our operating income and net income will depend on our success in improving our margins through cost control, increased generation capacity, increased volume sold by our distribution subsidiaries and growth in the commercialization business.

Prices and volumes on sales to final customers

Our average prices in 2007 increased for all categories of final customers. Tariffs are adjusted each year. The month in which the tariff adjustment takes effect varies, with the increases in the largest subsidiaries taking effect in April (CPFL Paulista and RGE) and October (CPFL Piratininga). See “—Background—Regulated Distribution Tariffs.”

Our higher average prices in 2007 reflected annual adjustments in 2006 and 2007. The increase in average prices from 2006 to 2007 was 2.4%, 3.2% and 2.2% for residential, commercial and rural customers, respectively. Average prices increased for industrial customers by 13.9%, due mainly to the increase in sales prices applicable to industrial customers in the free market and tariff adjustments for captive customers. Industrial customers in concession areas who purchase in the free market also pay us for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues.”

The total volume of electricity sold to final customers, which was 40,324 GWh in 2007 compared to 37,602 GWh in 2006, increased for all categories of final customers except in the industrial sector, where it declined slightly (1.1%) .

Sales to distributors

Operating revenues from sales to unaffiliated distributors amounted to R$683 million in 2007 (4.8% of our gross operating revenues), an increase of 36.4% compared to 2006. The increase was due to sales to other concessionaires and licensees, which increased to R$285 million in 2007 from R$200 million in 2006, mainly because of the increase in prices applied by CPFL Brasil.

Other operating revenues

Our other operating revenues were R$1,169 million in 2007 (8.2% of our gross operating revenues), compared to R$827 million in 2006. This increase is due to an increase in electricity network usage charges (including the TUSD) of R$108 million, which is due primarily to an increase of energy consumption by customers that migrated to the free market. The increase is also due to the R$189 million write-off of our liability to pass on RTE revenues to suppliers, because a significant portion of the program of recovery of costs incurred from the 2001-2002 energy crisis ended in 2007. The revenue from this write-off was fully offset by an expense write-off for the corresponding asset. See Note 3(a) to our consolidated financial statements.

Operating Costs and Operating Expenses

Electricity purchased for resale

Our costs to purchase electricity amounted to R$4,052 million in 2007 (62.0% of our total operating costs and operating expenses). This was 18.5% higher than in 2006, primarily resulting from (i) a 4.7% increase in the volume of electricity we purchased and (ii) higher prices for purchases in the regulated market, free market purchases and purchases from Itaipu.

The average price for all purchases excluding Itaipu was 11.8% higher in 2007 than in 2006, because of the effect of the annual tariff adjustment. The average price for electricity purchased from Itaipu, which represented 22.8% of the volume we purchased in 2007, was 8.6% higher in 2007 than in 2006. The increase in price reflected the increase in tariffs for Itaipu established by ANEEL.

In the aggregate, we purchased 4.7% more electricity in 2007 because of an increase in volume sold. This increase in purchased electricity, however, was not proportionate to the increase in volume of sales that was 7.2%, because we received additional energy from our own new plants that became operational in 2007. See “—Background—Prices for Purchased Electricity.” Note 24 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes.

In the first quarter of 2008, we recognized a charge of R$112 million (net of taxes) because of a change in the amount of our regulatory assets and liabilities related to “Energy surpluses and shortages”. ANEEL determined that our subsidiary CPFL Paulista should not be permitted to recover some 2007 energy costs that it capitalized, and as a result we recorded an impairment of regulatory assets and recognized a regulatory liability. See Note 34 to our consolidated financial statement.

Electricity network usage charges

Our costs for electricity network usage charges were R$703 million in 2007. This was 9.2% lower than in 2006, due to the reduction in the net amount we recognized for Parcel A costs.

Other costs and expenses

Our other costs and expenses (other than electric utility service costs) were R$1,777 million in 2007, a 22.8% increase from 2006. This was due primarily to the write-off of our assets relating to the recovery of RTE costs, as discussed above, as well as our acquisition of new subsidiaries CPFL Jaguariúna, CPFL Santa Cruz, RGE and the entry into operations of Campos Novos, which contributed an additional R$113 million increase in expenses. See “—Use of Estimates in Certain Accounting Policies.”

Operating Income

Our operating income was R$2,878 million in 2007, as compared to R$2,272 million in 2006, due primarily to revenue growth, as discussed above.

Net Financial Expense

Our net financial expense was R$371million in 2007, compared to R$150 million in 2006. This was partly because 2006 net financial expense was favorably affected by the R$122 million reversal of provisions for PIS and COFINS from prior years, because we obtained a favorable resolution of our challenge to the application of those taxes to our financial income. The increase in net financial expense was also partly attributable to lower recognition of financial income on regulatory assets as the balance of those assets decreased. Except for these two effects, the effect of higher indebtedness was offset by the effect of lower rates.

At December 31, 2007, we had R$5,006 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$1,085 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen). In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long-term currency swaps for a significant portion of these debts. The rates of index variation were lower in 2007, with the CDI decreasing to 11.8% in 2007 from 15.1% in 2006 and the TJLP decreasing to 6.4% in 2007 from 7.9% in 2006, which more than offset the effect of the increase in debt used for the expansion of our generation and distribution activities as well as our new acquisitions.

Non-operating Income (Expense)

In 2007, we recorded non-operating expense of R$31 million, compared to a non-operating income of R$50 million in 2006. The change was mainly due to the realization of a gain in 2006 due to the sale of investments.

Income and Social Contribution Taxes

We recorded a net charge of R$828 million for income and social contribution taxes in 2007, compared to R$734 million in 2006. Our effective tax rate of 33.4% on pretax income in 2007 was approximately equal to the combined statutory rate of 34%. Our subsidiaries are not consolidated for tax purposes, and our tax rate may vary from year to year depending on rates attributed to individual subsidiaries.

Net Income

Our net income was R$1,643 million in 2007, an increase of 17.0% compared to 2006, due primarily to the higher volumes and margins of sales of electric energy and costs growing more slowly than revenues.

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

Our net operating revenues were R$7,912 million in 2006, a 13.2% increase compared to 2005. The principal reason for the increase was the 12.1% increase in gross operating revenues discussed above. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct when calculating net operating revenues.

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

Operating Costs and Operating Expenses

Electricity purchased for resale

Our costs to purchase electricity amounted to R$3,419 million in 2006 (60.6% of our total operating costs and operating expenses). This was 7.7% higher than in 2005, primarily resulting from (i) an increase in the volume of electricity we purchased and (ii) the net effect of price increases applicable to our long-term purchase contracts and lower prices for electricity from Itaipu, both of which were partially offset by recovery of Parcel A losses.

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

Other costs and expenses

Our other costs and expenses (other than electric utility service costs) were R$1,447 million in 2006. This was 2.1% higher than in 2005, due primarily to the additional costs and expenses that we started to consolidate after acquiring an additional stake of RGE. Pension costs in 2006 were R$97.8 million lower than in 2005, as a result of changing assumptions resulting from the improved performance of plan assets. See “—Use of Estimates in Certain Accounting Policies.”

Operating Income

Our operating income was R$2,272 million in 2006, as compared to R$1,643 million in 2005, due primarily to revenue growth, despite higher operating expenses, as discussed above.

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

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005

		(in millions)
Distribution:
CPFL Paulista	R$ 291	R$ 245	R$ 189
CPFL Piratininga	144	131	86
RGE	221	151	93
CPFL Jaguariúna	9	-	-
CPFL Santa Cruz	11	-	-

Total distribution	676	527	368
Generation	445	266	255
Commercialization	9	4	4
Other Investments	3	-	-

Total	R$ 1,133	R$ 797	R$ 627

We plan to make capital expenditures aggregating approximately R$1,196 million in 2008 and approximately R$1,124 million in 2009. Of total budgeted capital expenditures over this period, R$1,505 million is for distribution and R$815 million is for generation. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”

Liquidity and Capital Resources

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

• We make capital expenditures to continue improving our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures.

• We have required funding in 2006 and 2007 for major acquisitions and may make further acquisitions in the future. These acquisitions were not included in our budget for capital expenditures.

• We must repay or refinance maturing debt. At December 31, 2007, we had outstanding debt maturing during the following 12 months aggregating R$1,166 million.

• We pay dividends on a semiannual basis. We paid R$1,561 million in 2007 and R$1,090 million in 2006. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity.”

On December 31, 2007, our working capital reflected a deficit (excess of current liabilities over current assets) of R$141 million. This deficit was principally due to our provision for dividend payments of R$744 million, and it was eliminated by cash generated from our operating activities during the first quarter of 2008. The dividend payment is scheduled to happen on April 30, 2008.

The following table summarizes our contractual obligations as of December 31, 2007. The table does not include accounts payable reported on our balance sheet.

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

	(in millions of reais)
Contractual obligations as of December 31, 2007:
Long term debt obligations(1)	R$6,091	R$1,017	R$2,197	R$1,277	R$1,600
Purchase obligations:
Electricity purchase agreements (2)	93,639	5,152	10,739	11,448	66,300
Generation projects	1,494	363	421	69	641
Supplies	675	406	255	8	6
Pension funding (3)	717	68	140	140	369

Total	R$102,616	R$7,006	R$13,750	R$12,923	R$68,937

(1) Not including interest payments on debt or payments under interest rate swap agreements. We expect to pay approximately R$432.0 million in interest payments in 2008. Interest payments on debt for years following 2009 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”
(2) Amounts payable under long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2007 price. See “— Background—Prices for Purchased Electricity” and Note 32 to our audited consolidated financial statements for the year ended December 31, 2007.
(3) Pension funding involves amounts due under a contract with the pension plan administrator payable on a monthly basis (see Note 18 of our consolidated financial statements).

Sources of Funds

We generate substantial cash from our operations, but it can vary from period to period as Parcel A costs change. Under our regulatory system, we regularly recover some of our increased costs from one period through tariff adjustments in future periods, and through 2007 we recovered some foregone revenues from July 2001 through February 2002 through the RTE. Net cash provided by operating activities was R$2,248 million in 2007, as compared to R$2,298 million in 2006.

Our debt increased in 2007 by R$1,021 million (excluding the effects of interest and derivatives transactions) and increased in 2006 by R$234 million. The main reasons for the increase in 2007 were the acquisition of CPFL Jaguariúna in June 2007, our posting of a judicial escrow required for a lawsuit to which we are a party (See Note 20 to our Financial Statements) and loans for the construction of generation plants. The primary reasons for the increase in 2006 were our acquisitions of the additional stake in RGE and 100% of CPFL Santa Cruz.

In October 2007, we issued R$450 million in non-convertible debentures to refinance the short-term debt incurred to acquire CPFL Jaguariúna. These debentures will become due in three annual installments beginning in September 2012 and bear interest at the rate of CDI + 0.45% per year.

In December 2007, RGE issued its third set of debentures. The issuance occurred in five series, each of which was comprised of a single set of debentures. The debentures were issued in order to improve RGE’s financial condition, provide liquidity for investments in fixed assets and repay debt that will mature in 2009. The total value of the issuance will be R$380 million. The first series of the debentures was issued in December 2007 for R$100 million, due in three annual installments beginning on December 1, 2011. The debentures bear interest at CDI + 0.60% per year.

In September 2007, Foz do Chapecó signed a loan agreement in the amount of R$1,656 million (our share represents R$844 million) with BNDES in order to finance the construction of Foz do Chapecó power plant. By December 31, 2007, R$ 245 million had been disbursed. This loan bears interest based on TJLP and will be paid in 192 monthly installments beginning October 2011.

In 2008, we expect to fund remaining construction of our generation projects by drawing on credit facilities and using cash from our operating activities. Major acquisitions could also cause a substantial increase in our debt. Our expectations could change if there is a significant change in the tariff system or in economic conditions in the power sector or in Brazil in general.

In the first quarter of 2008, CPFL Geração entered into some Yen-denominated loan agreements in the aggregate amount of R$176 million for working capital needs. These loans bear interest at annual rates that vary from 2.5% to 5.8% and are due in January 2011. We have entered into swap agreements in order to reduce our exposure to interest rates that arises from these obligations.

Terms of Outstanding Debt

Total debt outstanding at December 31, 2007 (excluding accrued interest and derivative transactions) was R$6,090.9 million. Of the total amount, approximately R$1,085.0 million, or 17.8%, was denominated in U.S. dollars and Japanese yen, and the balance was denominated in reais. R$1,017.3 million of our total debt is scheduled to mature in the next 12 months.

Our major categories of indebtedness are as follows:

• BNDES. At December 31, 2007, we had approximately R$2,051.5 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais.

The most significant part of these loans (a total of R$1,909.3 million at December 31, 2007) relate to (a) loans to our generation projects, (b) financing for the renewal of older generation assets and (c) financing of investment programs of our subsidiaries CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility.

The remainder of our borrowing from BNDES (a total of R$142.2 million at December 31, 2007) relates to Parcel A costs and revenue losses arising in connection with the Rationing Program and bears interest at an annual rate of 1% over the SELIC rate.

• Debentures. At December 31, 2007, we had indebtedness of approximately R$2,363.1 million outstanding under nine series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, CPFL Geração, BAESA and RGE. The terms of these debentures are summarized in Note 17 to our audited consolidated financial statements.

• Other real-Denominated Debt. As of December 31, 2007, we had R$591.2 million outstanding under a number of other real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

• Yen-Denominated Debt. CPFL Paulista, CPFL Energia, RGE and CPFL Geração entered into bilateral loans denominated in yen and converted to reais through swap agreements based on CDI. As of December 31, 2007, the total outstanding principal amounts for these loans were R$402.7 million for CPFL Paulista, R$171.2 million for CPFL Energia, R$ 27.1 million for RGE and R$298.8 for CPFL Geração.

• IDB Loan. In January 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2007, our pro-rata share of this loan was US$35.3 million (equivalent at the time to R$62.5 million). The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period that ended in June 2007.

• Other Foreign-Denominated Debt. At December 31, 2007, we had R$122.6 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. In addition, we have U.S. dollar-denominated long-term receivables, which amounted to R$27.2 million (R$45.5 million including current assets) at December 31, 2007, which also mitigate our exposure to exchange rates.

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

• Under the second issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of EBITDA to financial expenses of at least 1.5 and a ratio of capital to total capitalization of at least 40%, with the ratios calculated as defined in the CPFL Paulista debentures.

• Under the third issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial expense, net, of at least 2.25, with the ratios calculated as defined in the CPFL Paulista debentures.

• Under the RGE debentures, RGE must maintain a ratio of indebtedness to EBITDA of less than 3.0, a ratio of EBITDA to financial expenses of at least 2.0 and a ratio of indebtedness to total capitalization of less than 55%, with the ratios calculated as defined in the RGE debentures.

• Under the CPFL Piratininga debentures, CPFL Piratininga must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial results of at least 2.25, with the ratios calculated as defined in the CPFL Piratininga debentures.

As a result of the postponement of the commercial start-up of Campos Novos hydroeletric plant, we were not able to meet some time sensitive covenants of the IDB Loan. Enercan’s management has already entered into discussions with the relevant financial institutions in order to review those covenants, and has obtained a confirmation that these institutions will not seek acceleration of the loan agreement.

Otherwise, we are currently in compliance with our financial and operating covenants. Breach of any of these covenants would give our lenders the right to accelerate our repayment obligations.

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

Research and Development and Electricity Efficiency Programs

In accordance with applicable Brazilian law, since June 2000 companies holding concessions, permission and authorizations for distribution, generation and transmission of electricity have been required to dedicate a minimum of 1% of their net operating revenue each year to research and development and electricity efficiency programs. Small Hydroelectric Power Plant and wind, sun and biomass energy projects are not subject to this requirement. Beginning in April 2007, our distribution concessionaires dedicated 0.5% of their net operating revenue to research and development and 0.5% to electricity efficiency programs, while our generation concessionaries dedicated 1.0% of their net operating revenue to research and development.

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

Our disbursements on research and development projects in 2007 totalled R$115.5 million, compared to R$65.7 million in 2006 and R$38 million in 2005.

Off-Balance Sheet Arrangements

We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally of a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. However, we have guaranteed the full amount payable of credit facilities (not all of which has been drawn) of our subsidiary CERAN, while we only report our proportionate 65% share of the liabilities on our balance sheet. The outstanding balance of these obligations was R$650.3 million in as of December 31, 2007. In 2005 we assumed an obligation to guarantee 57.27% of the amount payable under a US$75 million credit facility of our subsidiary ENERCAN during the construction of its facilities, while we only report our proportionate 48.72% share of the liabilities on our balance sheet. Additionally, in 2007 we assumed an obligation to guarantee 60% of the amount payable under a R$480 million credit facility of our subsidiary Foz do Chapecó during the construction of its facilities, while we only report our proportionate 51% share of the liabilities on our balance sheet.

As of December 31, 2007, we had no: (a) guarantee obligations (as described in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees), other than the CERAN, ENERCAN and Foz do Chapecó guarantees described above; (b) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (c) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (d) obligations arising out of a variable interest in an unconsolidated entity, as defined in FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 35 to our audited consolidated financial statements. Net income for 2007 was R$1,675.4 million under U.S. GAAP, compared to R$1,643.4 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2007 was R$6,891.8 million under U.S. GAAP, compared to R$4,954.8 million under Brazilian Accounting Principles.

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

• The recognition of deferred tariff revenues through the RTE is limited under U.S. GAAP to amounts we expect to recognize over the next 24 months. This difference made U.S. GAAP net income higher in 2005 and previous years.

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

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and investments comprise a significant amount of our total assets. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2007 and 2006 did not result in any significant impairment of our property, plant and equipment or consolidated goodwill and investments.

Valuation of Deferred Regulatory Assets

As discussed above, we defer and capitalize Parcel A costs that we expect to recover through rate increases, and in 2001 and 2002 we recognized revenues that we will realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles, and under U.S. GAAP it is also consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”. This statement provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. The total amount of net deferred regulatory assets reflected in the consolidated balance sheets, including interest we have recognized, was R$572.8 million at December 31, 2007. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.

We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. As of December 31, 2007, the provision for losses upon the realization of this asset was R$16.6 million. This provision was made based on income projections prepared periodically, taking into account expectations regarding market growth, inflation, interest rates and regulatory matters. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2007.

The deferral and capitalization of expenses, and the recognition and deferral of revenues, in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we could be required to recognize an impairment of these regulatory assets.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. Beginning in 2004, three of these assumptions were modified in accordance with the findings of a study by Fundação CESP – the mortality table, inflation rates and the expected nominal rate of return on plan assets – which in the aggregate tend to reduce the amount of our obligations. The results of this study will be reviewed annually. The total amount of our obligations recognized as revenues in 2007 was R$46.9 million. In 2008, the pension plan is expected to generate a surplus, and we expect to recognize an estimated credit of R$84.1 million in our results of operations. The three changes described above and the rest of the actuarial assumptions, including the discount rate applied to future obligations and increases in salaries and benefits, are described in Note 18. The differences between Brazilian Accounting Principals and U.S. GAAP are described in Note 35 to our audited consolidated financial statements.

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

We account for contingencies in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists, inside and outside of the company. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters. Under U.S.GAAP the company adopted the provisions of FIN 48 and recognizes income tax positions only if those positions are more likely than not of being sustained, as described in Note 35 (iii)(o) of our consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Our Board of Directors is responsible for determining our overall strategic guidelines and, among other things, for establishing our general business policies and for electing our executive officers and supervising their management. According to our bylaws, our Board of Directors may be comprised of a minimum of 7 members and a maximum of 9 members. Currently, our Board of Directors is comprised of seven members, and one is independent (in accordance with the listing regulations of the New Market of the BOVESPA, or the Novo Mercado, and our bylaws). In the event of a tie, the chairman will have the deciding vote. The Board of Directors meets at least once a month, or whenever requested by the chairman in accordance with our bylaws.

Under Brazilian Corporate Law, each director must hold at least one of our common shares. Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, reelection being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 9th, 2008. Their terms will expire at our next annual shareholders’ meeting. Our bylaws do not provide for a mandatory retirement age for our directors.

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

The following table sets forth the name, age and position of each current member of our Board of Directors. A brief biographical description of each of our directors follows the table.

Name	Age	Position

Luiz Anibal de Lima Fernandes	65	Chairman
Cecília Mendes Garcez Siqueira	50	Vice-President
Francisco Caprino Neto	48	Director
Otávio Carneiro de Rezende	53	Director
Milton Luciano dos Santos	51	Director
Carlos Alberto Cardoso Moreira	48	Director
Ana Dolores Moura Carneiro de Novaes	46	Independent Director

Luiz Anibal de Lima Fernandes – Mr. Fernandes received a degree in Mechanical and Electric Engineering from the Federal University of Minas Gerais (UFMG) in 1965. He completed additional coursework in Electrical Systems at the UFMG in 1966, Business Policy at Arthur D. Little/INDI – Instituto de Desenvolvimento Industrial de Minas Gerais, or INDI, in 1974, Marketing Strategy at the Fundação João Pinheiro in 1977, in Information Systems for Executives at IBM in 1982 and Advanced Development Strategies for Executives at the Fundação Dom Cabral/INSEAD in 2000. Mr. Fernandes was an engineer and executive at CEMIG from 1966 to 1975, President of the INDI from 1975 to 1979 and President and a board member of the BDMG – Banco de Desenvolvimento de Minas Gerais from 1979 to 1983. He was also the Finance and Institutional Investors Officer at CEMIG from 1983 to 1987 and Financial Controller at Siderbrás – Siderurgia Brasileira S.A. from 1987 to 1989. He was the Economic/Financial Officer, Investment Relations Officer and a member of the Board of Directors at Eletrobrás – Centrais Elétricas Brasileiras S.A. from 1989 to 1990, and he was the Director of Development at Mendes Junior Participações S.A. from 1990 to 1993. Mr. Fernandes was a partner and officer at Energia e Finanças Consultoria Ltda. from 1994 to 1995 and Chief Executive Officer (2002-2005), Financial and Investment Relations Officer (1996-2002) and Development Officer (1995-1996) at Acesita S.A. and Superintendent Director of VBC Energia S.A. (2007-2008). Since 2005, he has been the Managing Partner of L.A. & Associados – Participações e Negócios Ltda. He has been the Chairman of our Board of Directors since April 25, 2007.

Cecília Mendes Garcez Siqueira – Ms. Siqueira received a degree in Psychology from the University of São João Del Rey, in the State of Minas Gerais, and in Education from the University of Brasília – UNB, in 1998, and both a post-graduate degree in Social Security and Management of Pension Funds and a masters degree in Executive Management from Fundação Getúlio Vargas – FGV. She also received a Masters in Business Administration from the Instituto Brasileiro de Mercado de Capitais – IBMEC in 2007. Ms. Siqueira has been an employee of Banco do Brasil since 1979 and was appointed to work at PREVI, where she was a member of the Deliberative Board and has acted as the Planning Director since 2004. Ms. Siqueira was a member of the Board of Directors of Neoenergia until April 2005, and she was the Vice Chairman of the board of directors of CPFL Paulista, CPFL Piratininga and CPFL Geração until April 2006. Ms. Siqueira has been the Vice Chairman of our Board of Directors since April 29, 2005.

Francisco Caprino Neto – Mr. Caprino Neto received a degree in Metallurgic Engineering from the University of São Paulo-USP in 1983. He received a masters degree in Metallurgic Engineering from the same university in 1992.

During his career, Mr. Caprino Neto held key positions in several private entities, such as Chief of the Engineering of Processes Department and Control and Planning Manager of Siderúrgica J.L. Aliperti S.A., Coordinator of Metallurgic Processes of Aços Villares S.A. and Planning Consultant of Camargo Corrêa S.A. He is currently the CEO of the concessions division of Camargo Corrêa Group, and a member of the Board of Directors of VBC Energia S.A. and Companhia de Concessões Rodoviárias-CCR. He was previously a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE and Chairman of the Board of Directors of CCR (2007 fiscal year). Mr. Caprino Neto has been a member of our Board of Directors since April 28, 2000.

Otávio Carneiro de Rezende – Mr. Carneiro de Rezende received a degree in Economics from the Faculdade Cândido Mendes, and a Masters in Business Administration from APG Amana Key in 1993. From 1985 to 1993, he worked at Banco Bozano Simonsen, and from 1993 to 1995, he worked at Banco Nacional. He was the Financial and Investor Relations Officer at Serra da Mesa Energia S.A. from 1996 to 1998 and at Bandeirante Energia S.A. from 1998 to 2000. Mr. Carneiro de Rezende was the Financial Officer of CPFL Paulista, CPFL Piratininga and CPFL Geração from 2000 to 2002. He is currently an officer of Votorantim Energia Ltda. and a member of the Board of Directors of VBC Energia, Consórcio Empresarial Pai Querê, Consórcio Empresarial Salto Pilão, Machadinho Energética, ENERCAN, BAESA, Amador Aguiar I e II and ABIAPE – Associação Brasileira de Investidores em Autoprodução de Energia Elétrica. Mr. Carneiro Rezende has been a member of our Board of Directors since December 18, 2002.

Milton Luciano dos Santos – Mr. Santos received a degree in Law from the University of Vale do Itajaí in 2001 and a Masters of Business Administration in Experienced Executive Training from the Federal University of São Paulo in 1994. He has worked at Banco do Brasil since 1976, where he has held the positions of Adjunct Manager from 1976 to 1979, General Manager from 1979 to 1994, State Superintendent from 1994 to 2004, Government Superintendent from 2004 to 2005, and Distribution Director from 2005 to 2007. He is currently Retail and Distribution Vice President. He has been a member of the Deliberative Council of the Brazilian Support Service for Small and Medium Enterprises (SEBRAE) in the States of Mato Grosso and Santa Catarina. Mr. Santos was also a member of the Board of Directors of EADI – Porto Belo S.A. for three years and of Centrais Elétricas de Santa Catarina S.A. (CELESC) from 1999 to 2001. Mr. Santos has been a member of our Board of Directors since December 18, 2006.

Carlos Alberto Cardoso Moreira – Mr. Moreira received a degree in Business Administration from Pontifical Catholic University of of São Paulo in 1984 and attended several extention courses, seminars and workshops on Previdência Complementar and Capital Market (IBMEC, IBC, ABRAPP, Wharton School). He has held the position of Senior Investment Analyst at Credibanco from 1984 to 1988, Resident Vice President of Citibank N.A., from 1988 to 1992, and Institucional Customers Director of Banco BMC S/A, from 1992 to 1999. Since 2002 he has been the Investiment and Finance Director of Fundação Sistel de Seguridade Social – SISTEL. He was also the Administrative Director of Bonaire Participações S.A., a member of the National Technical Commission of Investiments – CNTI, and a member of the Board of Directors of GTD Participações S.A., EMBRAER. He is currently a member of the Board of Directors of Paranapanema Group, Eluma, and Caraíba Metais. Mr. Moreira was a deputy member of our Board of Directors in 2007 and has been an effective member of our Board of Directors since April 9, 2008.

Ana Dolores Moura Carneiro de Novaes – Ms. Novaes has been a partner of Galanto Consultoria in Rio de Janeiro for services and consultancy in the area of corporate governance since 2008. She received a doctorate in Economics from the University of California, Berkeley in 1990 and a B.A. in Law at the Pontifical Catholic University of Rio de Janeiro in 2007. In 1998, she acquired the right to use the designation CFA, Chartered Financial Analyst, granted by the AIMR (Association for Investment and Management Research) in the USA. Ms. Novaes worked at the World Bank in Washington, D.C. between 1991 and 1994. From 1995 to 1997, she was an equity analyst at Banco de Investimentos Garantia and from 1998 to 2003 she was Investment Director of Pictet Modal Asset Management She also taught macroeconomics at the Pontifical Catholic University of Rio de Janeiro in 2003 and at the Federal University of Pernambuco in 1991. She is currently a member of the Board of Directors of Companhia de Concessões Rodoviárias (since May 2002), Datasul (since April 2006), and CPFL Energia (since April 2007), and a consultant to the Auditing Committee of Companhia Siderúrgica Nacional (since August 2006). Ms. Novaes has been a member of our Board of Directors since April 2007.

Executive Officers

Our executive officers are responsible for our day-to-day management. Under our bylaws, our board of executive officers is comprised of seven members that are appointed by our Board of Directors for a two-year term, with the possibility of re-election. Our current executive officers were elected at the Board of Directors meeting held on April 25, 2007.

The following table sets forth the name, age and position of each current executive officer. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Wilson Ferreira Junior	48	Chief Executive Officer
José Antonio de Almeida Filippo	47	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	54	Vice-President of Distribution
Miguel Normando Abdalla Saad	57	Vice-President of Generation
Paulo Cezar Coelho Tavares	54	Vice-President of Energy Management
Reni Antonio da Silva	57	Vice-President of Strategy and Regulation
José Marcos Chaves de Melo	45	Vice-President Administrative

Wilson Ferreira Junior – Mr. Ferreira Junior graduated in Electrical Engineering from Mackenzie University, City of São Paulo, in 1981. He also holds a graduate degree in Business from the same university (1983) and completed graduate studies in Energy at the University of São Paulo – USP. Mr. Ferreira Junior participated in several specialization programs, such as Workplace Safety Engineering from Mackenzie University, City of São Paulo, in 1982, Marketing from Fundação Getúlio Vargas in 1988 and Electricity Distribution Management from Swedish Power Co., Sweden, in 1992. He has acted in several key positions in Companhia Energética de São Paulo – CESP, an electric power producer in the Brazilian State of São Paulo, where he was the Distribution Executive Officer from 1995 to 1998. From 1998 to 2000, he was CEO of RGE, and from 2000 to 2001 he was Chairman of the Board of Directors of Bandeirante Energia. He was elected President of the Associação Brasileira de Distribuidores de Energia Elétrica — ABRADEE and he is the Vice President of the Associação Brasileira de Infra-Estrutura e Indústrias de Base – ABDIB, a non-profit organization that promotes infrastructure and industrial development in Brazil. Mr. Ferreira Junior is currently a member of the Board of Directors of ONS and a Vice President of the Fundação Nacional de Qualidade- FNO. In March 2000, he was appointed CEO of CPFL Paulista and was subsequently appointed our CEO and of a number of our subsidiaries including CPFL Jaguariúna, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil and CPFL Geração, among others. He has also been appointed as member of the Board of Directors of several of our subsidiaries, including CPFL Jaguariúna, CPFL Paulista, CPFL Piratininga, RGE, and CPFL Geração, among others. Mr. Ferreira Junior has been our CEO since August 28, 2002.

José Antonio de Almeida Filippo – Mr. Filippo graduated in Civil Engineering from the Federal University of Rio de Janeiro in 1983. He also holds a post-graduate degree in Finance from the Management and Administration Institute of the Catholic University of Rio de Janeiro (1984). He took part in the PDG at the Brazilian Institute of Capital Markets (IBMEC) (1990) and in the Program for Management Development at Harvard Business School (1999). Mr. Filippo was a financial officer of Gafisa Imobiliária S.A. from 1982 through 1995, the Corporate Financial Manager of Reynolds Latas de Alumínio S.A. – LATASA from 1995 through 2000 and the Chief Financial Officer for Latin America of Ingersoll-Rand Company from March 2000 through June 2004. Mr. Filippo was elected as the Chief Financial Officer and Head of Investor Relations of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração on June 30, 2004. He is also Chief Financial Officer of CPFL Brasil, CPFL Santa Cruz, CPFL Jaguariúna and he is a member of the Board of Directors of RGE, CERAN, ENERCAN, and Foz do Chapecó, among other of our subsidiaries. Mr. Filippo has been our CFO since July 30, 2004.

Hélio Viana Pereira – Mr. Pereira received a degree in Electric Engineering from Escola Federal de Engenharia de Itajubá – EFEI in 1976, and has a specialization degree in Industrial Quality Engineering from University of Campinas, State of São Paulo. He also received postgraduate degrees in Energy Business Management from Fundação Getúlio Vargas and University of São Paulo-USP. He was an engineer at the Rural Electric Department of Eletrobrás from 1976 to 1978. He was an engineer at the Underground Network Study Department and manager at the Public Illumination Division of Companhia de Electricidade de Brasília from 1978 to 1981 and acted in key positions as Operational Control Supervisor and Operation Manager at Companhia de Electricidade de Brasília from 1984 to 1989. Mr. Pereira held the position of Manager of the Department of Planning and Modernization at CPFL Paulista from May to August of 2000. He has held the position of Vice-President of Distribution at CPFL Paulista and CPFL Piratininga since September 2000 and, subsequently, Director of Distribution at CPFL Santa Cruz and CPFL Jaguariúna. Mr. Pereira has been our Vice-President of Distribution since August 28, 2002. He is also a member of the Board of Directors of CPFL Geração, among other of our subsidiaries.

Miguel Normando Abdalla Saad – Mr. Saad received a degree in Civil Engineering from University of São Paulo-USP in 1973. He acted in several key positions at Companhia Energética de São Paulo – CESP, from 1974 to 2000, such as Chief Engineer of the Concrete Division of the Laboratory of Civil Engineering, Manager of the Division of Water and Thermal Resources, Adjunct Manager of the Electrical System Expansion Planning Pepartment and Manager of the Construction and Contracts Department. He was a visiting scholar at University of California, Berkeley (1978) in the department of Civil Engineering. He was also a member of the American Concrete Institute and the Brazilian Concrete Institute from 1978 to 1990, acting in the Committee of Concrete Technology and Concrete Construction. Mr. Saad was the president of the São Paulo Division of the Brazilian Commission on Large Dams during the period of 1994 to 1997. Mr. Saad is currently the Vice President of Generation of CPFL Geração, among other of our subsidiaries. He is also Chairman of the Board of Directors of ENERCAN, Foz do Chapecó and CERAN, and a member of the Board of Directors of BAESA, CPFL Jaguariúna, CPFL Paulista and CPFL Piratininga, among other of our subsidiaries. Mr. Saad has been our Vice President of Generation since August 28, 2002.

Paulo Cezar Coelho Tavares – Mr. Tavares graduated in Electric Engineering from Federal University of Pernambuco – UFPE, State of Recife, and received a Masters Degree in Power Systems from University of Campinas, State of São Paulo (1998). He has an MBA in finance from IBMEC, Rio de Janeiro (1998). Mr. Tavares has worked at CHESF as an engineer and as Manager of Energy Planning and Energy Commercialization. In addition, he was an Assistant to the Executive Management Team of Eletrobras, in charge of the Programa Nacional de Conservação de Energia (PROCEL) and of the Areas of Rural and Urban Distribution. He also acted as Deputy Secretary of PROCEL. Mr. Tavares coordinated several agreements and international cooperation projects related to Electricity Efficiency Area, with institutions such as the World Bank, USAID, ACEEE, CIDA, in Canada, ETSU, in the UK and ALURE, in the European Community. He was also a member of the Board of Directors of Companhia Energética de Alagoas – CEAL, Companhia Energética do Rio Grande do Norte – COSERN and Companhia Energética de Pernambuco – CELPE. He was Vice President of Corporate Development and President of CELPE, the distributor of electricity in the State of Pernambuco, and, subsequently, CEO of GCS, an energy and gas trading company of the Guaraniana Group. He is currently the Commercial Officer of CPFL Paulista, CPFL Geração, CPFL Piratininga, CPFL Brasil, Clion Assessoria e Commercialização de Energia Elétrica Ltda., CPFL Santa Cruz, CPFL Jaguariúna, RGE, and a member of the Board of Directors of CERAN and Foz do Chapecó. He is also a member of the Board of Directors at the Brazilian Association of Energy Traders (ABRACEEL). Mr. Tavares has been our Vice President of Energy Management since August 28, 2002.

Reni Antonio da Silva – Mr. Silva received a degree in Electric Engineering from the Federal University of Juiz de Fora-UFJF, State of Minas Gerais, in 1974 and a business specialization degree from the Instituto Superior de Administração (ISAD) of the Catholic University, City of Curitiba, State of Paraná, in 1997, a joint program with the business school of the University of Texas, Austin. He participated in several specialization programs, such as Management of Distribution Companies at EDF, France, and Competition in a Global World at the business school of the University of Texas. He was a trainee in several energy distribution companies in France, Italy, England, Belgium and Portugal. Mr. Silva participated in the Conselho do Mercado Atacadista de Energia – COMAE. He was also an Executive Officer of Espírito Santo Centrais Elétricas – Escelsa, an electric power company in the Brazilian State of Espírito Santo, and Empresa Energética do Mato Grosso do Sul – ENERSUL, an electric power company based in the Brazilian State of Mato Grosso do Sul, from 1998 to 2001, Supervising Commercial Manager of COPEL, an electric power company in the Brazilian State of Paraná, from 1996 to 1998; member of the Núcleo Executivo da Câmara de Gestão da Crise de Energia Elétrica – GCE; member of the Executive Committee of MAE (COEX); and member of the Board of Directors of the ONS. Mr. Silva is currently the Strategy and Regulation Executive Officer of CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Santa Cruz, CPFL Jaguariúna and RGE, among other of our subsidiaries. He has been our Vice President of Strategy and Regulation since August 28, 2002. He is a member of the Board of Directors of ENERCAN, among other of our subsidiaries.

José Marcos Chaves de Melo – Mr. Melo received a degree as an Electronics Technician from CEFET in Rio de Janeiro in 1980 and a B.S. degree in Mechanical Egineering from the University of Kansas in 1986. Mr. Melo received a Fulbright Scholarship, and is a member of the U.S. National Engineering Honor Society (Tau Beta Pi). Mr. Melo worked at Accenture do Brasil from 1987 through 2008 in various capacities, including as a director from 1998 through 2008. He was responsible for sales, client development, and project supervision and execution, drawing on his twelve years of experience in the electric energy sector, five years of experience in the oil and gas sector, two years of experience in the metallurgy sector, and one year of experience in manufacturing. He also has experience in a variety of areas such as Information Tecnology, Supply Chain, Fieldwork and Asset Management. During his career, Mr. Melo has worked with CPFL, Neoenergia, Light, CEMIG, CEMAR, Celesc, Furnas, Duke, CCEE, ONS, Petrobras Gás e Energia, Petrobrás, Repsol-YPF and CSN. He is currently the Administrative Vice President of CPFL Paulista, CPFL Piratininga, CPFL Brasil and CPFL Geração, among other of our subsidiaries. He is a member of the Board of Directors of CPFL Jaguariúna, among other of our subsidiaries. He has been our Administrative Vice President since April 2008.

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

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal council elected at our shareholders meeting held on April 9, 2008, with a mandate of one year, is composed of five members: Pedro Carlos de Mello, Francisco Djalma de Oliveira, Paulo Midena, Fernando Dias Gomes and Martin Roberto Glogowsky.

In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

Advisory Committees

In September 2006, a new model of corporate governance was approved by the Board of Directors in order to improve its corporate governance structure. The seven advisory committees (Corporate Governance Committee, Executive Committee, Processes Evaluation and Internal Controls Committee, Compensation Committee, Construction Committee, Financial Services Committee and Purchase and Sale of Raw Materials Committee) were dissolved and their responsibilities were distributed to the three new permanent advisory committees (Management Processes Committee, Human Resources Management Committee and Related Parties Committee). The committees do not have decision-making authority, and their recommendations are not binding upon the Board of Directors, but the chairperson of each committee reports on activities at the Board’s monthly meetings.

Management Processes Committee. Our Management Processes Committee is responsible for evaluating the overall management, risk profile and internal controls of the company and our subsidiaries and affiliates. The members of this committee are Otávio Carneiro de Rezende, Ricardo Carvalho Giambroni and Martin Roberto Glogowsky.

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

Related Parties Committee. Our Related Parties Committee is responsible for monitoring and analyzing the business relationships that we have with related parties, including those that exist through supply and services contracts. The members of this committee are Daniela Corci Cardoso, Arthur Prado Silva and Humberto Pires Grault Vianna de Lima.

In addition to the advisory committees, our Board of Directors has also created six ad hoc commissions (Corporate Governance Commission, Strategy Commission, Budget Commission, Financial Services Commission, Energy Acquisition Commission and Project Commission).

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

Energy Acquisition Commission. Our Energy Acquisition Commission is responsible for advising the Board of Directors on analyzing the acquisition of energy originated from alternative and competitive sources by the subsidiaries of commercialization.

Project Commission. Our Project Commission is responsible for assisting the Board of Directors with evaluating new opportunities for power generation projects.

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

For the year ended December 31, 2007, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors and our executive officers was approximately R$14.4 million. For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$778,000.

Share Ownership

The total number of common shares owned by our directors and executive officers as of March 31, 2008 was 19,676. None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for indemnification of directors or officers. We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2007, we had 7,176 full time employees (including the employees of our jointly-controlled subsidiaries). The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

	2007	2006	2005

Distribution	5,958	4,790	4,661
Generation	250	226	195
Commercialization	256	183	177
Corporate staff	712	637	805

Total	7,176	5,836	5,838

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

We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. Our Board of Directors and the shareholders must approve the amount of such compensation, which is determined in consultation with an employee committee. Funds are allocated to the employee profit sharing fund on an annual basis once we have achieved at least 80% of our projected profits for the year. In addition, we develop productivity and performance goals in conjunction with the unions. Achievement of these goals must reach at least 70% in order for the program to be fully funded. In 2007, we reserved R$28.7 million for our employee profit sharing program.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5% or more of our common shares) as of December 31, 2007. Percentages in the following table are based on 479,910,938 outstanding common shares.

	Common Shares	(%)

521 Participações S.A. (1)	149,233,727	31.10
VBC Energia S.A. (2)	136,329,808	28.41
Bonaire Participações S.A. (3)	60,713,511	12.65
Bradespar S.A. (4)	43,049,000	8.97
BNDES Participações S.A. (5)	27,465,653	5.72
Executive officers and directors as a group	34,076	0.01

Total	416,825,775	86.86

(1) 521 Participações S.A is a holding company controlled by PREVI, a pension fund sponsored by Banco do Brasil S.A. The Brazilian government owns a majority of the voting capital of Banco do Brasil.
(2) VBC Energia S.A. is controlled by two Brazilian groups, Votorantim and Camargo Corrêa, through several companies: (A) Votorantim Energia Ltda., which is controlled by Votorantim Investimentos Industriais S.A., Companhia Brasileira de Aluminio and Santa Cruz Geração de Energia S.A., (B) Camargo Corrêa Energia S.A., which is controlled by Camargo Corrêa S.A., (C) Atila Holdings S.A., which is controlled by Votorantim Investimentos Industriais S.A., (D) Camargo Corrêa S.A., (E) Votorantim Investimentos Energia S.A., and (F) GCT Participações e Investimentos Ltda, which is controlled by Camargo Corrêa S.A.
(3) Bonaire Participações S.A. is a holding company controlled by Energia São Paulo Fundo de Investimento em Participações, whose ownership interest is controlled by four pension funds: (A) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletricidade de São Paulo S.A., Bandeirante Energia S/A and Eletricidade e Serviços S/A (Elektro), among other Brazilian electricity companies; (B) Fundação SISTEL de Seguridade Social, primarily for employees of Amazônia Celular; Telefônica Celular; Telesp Celular, among others telecommunications companies; (C) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A.; and (D) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP.
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

• execution of any agreement with a global amount in excess of R$20 million, if not included in our annual budget;

• granting of any kind of collateral or guarantee in favor of third parties;

• execution of agreements with related parties in an amount in excess of R$5 million;

• appointment of our independent auditors in certain specified cases;

• authorization for the acquisition of our own shares for cancellation or for treasury;

• amendment of concession agreements of any controlled entity;

• approval of stock option plans; and

• acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$20 million.

The terms of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.

Corporate Governance. Our Board of Directors consists of seven members, appointed as follows:

• three appointed by VBC;

• two appointed by 521;

• one appointed by Bonaire; and

• one independent, in accordance with the listing regulations of the Novo Mercado. Our Fiscal Council consists of five members, appointed as follows:

• two appointed by VBC;

• two appointed by 521; and

• one appointed by Bonaire.

The number of members of the Board of Directors and the Fiscal Council nominated by each party to the shareholders’ agreement is related to the current stakes of the parties in the controlling shareholder block. If a change in the stakes of any party in the enjoined shares occurs, the number of members for which such party has the right to nominate shall be adapted to reflect such modification so as to maintain unchanged the number of members nominated by the parties whose stakes relative to the total of enjoined shares have not been altered.

If the minority shareholders, exercising their rights under the corporate law, elect the independent director required by the Bovespa’s Novo Mercado Regulations, VBC, 521 and BONAIRE must abstain from proposing a nominee for the position. If the minority shareholders do not elect the independent director, VBC, 521 and BONAIRE shall by joint accord nominate such an independent director.

The shareholders’ agreement also establishes the framework of the Board of Directors and Board of Executive Officers of our subsidiaries. According to the agreement, the executive officers of the Company must be part of the Board of Directors of our subsidiaries.

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

Related Party Transactions

One of our principal shareholders is VBC, which is a joint venture of two major Brazilian groups:

• Votorantim Group, which engages in several businesses, including pulp and paper, aluminum, nickel and long steel, among others; and

• Camargo Corrêa Group, which is one of the largest privately-held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies. Camargo Corrêa also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item “Financial Statements.”

Legal Proceedings

CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs. The aggregate potential liability was approximately R$71 million as of December 31, 2007. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$15.9 million) in respect of these suits.

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

We are also subject to legal proceedings relating to the authorization of certain of our hydroelectric plants, including a class action proposed by the federal public attorney’s office of the Municipality of Caxias do Sul challenging the validity of the environmental licensing of the Rio das Antas Hydroelectric Complex, and requesting injunctive relief against the construction of these plants. The federal public attorney’s injunction request was denied in the lower courts and the district attorney moved against the denial, requesting a new injunction from the higher courts. The higher courts denied the injunction relief. No decision on the merits has been taken by the lower courts to date. We believe that the possibility of a loss is remote.

Semesa and Furnas were named defendents in a legal proceeding that sought remedial measures and the establishment of a nature reserve because of alleged harm caused by the construction and operation of the Serra da Mesa plant. The amount sought from Semesa totaled R$74 million. CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007. We believe that the risk of an adverse judgment with respect to this claim is possible. We have not established a provision with regard to this claim. If adverse judgment were entered against us, requiring us to purchase additional land and establish a preserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund. Based on a favorable opinion that we received from the Brazilian Internal Revenue Office, CPFL Paulista deducted those expenses for purposes of income tax payments. In 2007, we made a judicial deposit in the amount of R$360 million, which allows CPFL Paulista to proceed with the lawsuit without running the risk of any asset seizure by the tax authority. We believe that the possibility of a loss is remote.

We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2007, our reserves for contingencies were approximately R$276.1 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 20 to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10. Additional Information—Allocation of Net Income and Distribution of Dividends.”

Significant Changes

None.

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

	reais per Common Share		U.S. dollars per ADS

	High	Low	High	Low

2004:
Fourth Quarter	17.96	14.40	20.00	15.70
2005:
Fourth Quarter	28.00	21.80	38.03	27.99
2006:
First Quarter	33.30	27.40	47.40	35.84
Second Quarter	34.21	25.15	50.50	33.89
Third Quarter	29.13	26.69	40.18	36.46
Fourth Quarter	30.50	27.00	42.39	37.90
2007:
First Quarter	31.40	27.80	45.65	38.70
Second Quarter	39.30	29.01	61.69	42.75
Third Quarter	40.44	31.03	65.87	45.78
October	38.65	34.90	66.52	58.03
November	38.90	33.43	67.28	55.12
December	37.21	33.33	64.08	56.03
2008
January	34.80	29.75	59.66	51.68
February	37.69	31.00	68.26	52.63
March	38.81	35.00	70.27	60.88
April	40.00	37.50	71.94	64.61

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

In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE corporate governance standards and our corporate governance practices on our website, at http://www.cpfl.com.br/ir.

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

Payment of Dividends

We are required by Brazilian Corporate Law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Pursuant to our charter, we are required to pay a mandatory annual dividend of at least 25% of our adjusted net income. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through a depositary are paid to the depositary for further distribution to the shareholders. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our bylaws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after the date when we begin to pay such declared dividends.

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

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and for social contribution purposes. Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting. In order to calculate this interest on shareholders’ equity, the TJLP is applied to shareholders’ equity for the applicable period. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

• 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

• 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

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

The dividend for 2007 was R$1,561.3 million, of which R$842.4 million, or R$1.75584 per common share, was paid on September 28, 2007 and R$718.9 million is scheduled to be paid on April 30, 2008.

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts equivalent to 50% of our adjusted net income. The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant. In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.

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

• authorization to petition for bankruptcy or judicial or extrajudicial restructuring (recuperação judicial or extrajudicial); and

• approval of stock option plans to managers or employees of the Company and its subsidiaries.

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

• the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive rights;” and

• the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “—Withdrawal rights.”

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

Withdrawal Rights

Brazilian Corporate Law grants our shareholders the right to withdraw from the company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters: (i) the reduction of mandatory dividends; (ii) the merger of the company; (iii) the change of the corporate purpose of the company; or (iv) a spinoff of the company (if such spin-off changes the company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities). Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right.

If our shareholders wish to withdraw from the company due to a merger, such right may only be exercised provided that the company’s shares have no liquidity in the market.

The withdrawal right entitles the shareholder to the reimbursement of the value of its shares, upon request within 30 days of the publication of notice of the shareholders meeting. After such term, the company’s management bodies may choose to call a general meeting to ratify or reconsider the decision which triggered the withdrawal rights, should the payment of such rights threaten the financial stability of the company.

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

An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See “—Taxation—Brazilian Tax Considerations.”

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

Taxation of Gains

ADSs. According to applicable Brazilian law (Law No. 10,833/2003), capital gains arising from transactions between two non-resident parties, involving assets situated in Brazil, are subject to Brazilian withholding income tax, at a rate of 15% (25% in case the seller is situated in a tax haven jurisdiction). Arguably, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident should not be taxed in Brazil, based on the idea that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/2003. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly to a Non-Brazilian Holder), in the event that courts determine that ADSs constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below for the common shares. Non-Brazilian Holders should consult their own tax advisor concerning the tax consequences of a sale of ADSs in Brazil.

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

The withdrawal of common shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

Common Shares. As a general rule, gains realized by Non-Brazilian Holders on any disposition of common shares are subject to income tax at a rate of 15%, regardless of whether the sale or the disposition is made by the Non-Brazilian Holder to a resident or non-resident in Brasil, or if the transaction is conducted in Brazil or abroad, except for the specific cases described below.

Gains realized on any disposition of common shares by Non-Brazilian Holders who are resident in a jurisdiction that is deemed to be a “tax haven jurisdiction” under Brazilian law (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership) are subject to income tax at a rate of 25%.

Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non-Brazilian Holder is registered under Resolution 2,689. If the Non-Brazilian Holder is a resident of a tax haven or is not registered under Resolution 2,689, the gain realized on such sale or disposition of common shares is subject to income tax at a rate of 15%. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

Gains on the disposition of common shares are measured by the difference between the amount in Brazilian currency obtained from the sale or exchange of the shares and their acquisition cost in Brazilian currency, without any monetary adjustment. However, for Non-Brazilian Holders with a direct investment in common shares registered as foreign capital with the Central Bank of Brazil, the acquisition cost should be measured in foreign currency, converted into reais at the date of the sale.

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

Interest Attributable to Shareholders’ Equity. Payments of interest on shareholders’ equity to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% for shareholders domiciled in a tax haven jurisdiction. If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon payment of the interest. If we pay interest on shareholders’ equity in any year, and that payment is not accounted for as part of a mandatory dividend distribution, Brazilian income tax would be borne by the shareholders.

The payment of interest on shareholders’ equity may be recommended by our Board of Directors and needs to be approved by our general shareholders’ meeting. We cannot assure you that our Board of Directors will not recommend that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Tax on foreign exchange transactions

The conversion of foreign currency into Brazilian reais as well as the conversion of Brazilian reais into foreign currency are subject to a tax on foreign exchange transactions (“IOF/Exchange”). The Brazilian government has recently announced tax changes to reduce the loss of revenue from the expiration of the CPMF, increasing the applicable rates to the IOF/Exchange Tax. The rate of such tax varies according to the nature of the transaction, as follows:

• Inflow and outflow of funds from Non-Brazilian residents registered under Resolution 2,689 for investment in variable-yield securities on the Brazilian stock exchange or the commodities and futures exchange, except those transactions with derivatives that result in predetermined income: 0%;

• Inflow of funds from foreign investors for the acquisition of shares in an Initial Public Offering or subscription of shares of a company registered on the Brazilian stock exchange in a private transaction: 0%;

• Remittances of dividends and interest on equity to foreign investors related to the abovementioned transactions: 0%;

• Inflow of funds from foreign investors for investment in the financial and capital markets (except those mentioned above): 1.5%;

• Outflow of funds related to the abovementioned transactions performed by foreign investors (except private transactions involving shares): 0%;

• Other foreign exchange transactions, except those with a maturity term of of 90 days or less: 0.38% .

The IOF/Exchange may be changed at any time, up to 25%, upon the discretion of the President. Any such increase, although immediately applicable, would only apply to future transactions.

Tax on transactions involving bonds and securities

Brazilian law imposes a tax on transactions involving bonds and securities (the “IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. However, this rate may be increased at any time to up to 1.5% per day by the President, but only with respect to future transactions. Currently, this tax is reduced to zero on all transactions involving stocks.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by certain Brazilian states on gifts or inheritance bestowed by individuals or entities not resident or domiciled in Brazil or not domiciled within that state, to individuals or entities resident or domiciled within in that Brazilian state. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Our website is located at http://www.cpfl.com.br and our investor relations website is located at http://www.cpfl.com.br/ir. (These URLs are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and rates of interest and indexation. We have foreign exchange rate risk with respect to our debt denominated in U.S. dollars. We are subject to market risk deriving from changes in rates which affect the cost of our financing.

Exchange Rate Risk

At December 31, 2007, we had outstanding approximately R$1,085.0 million of indebtedness denominated in foreign currencies, including U.S. dollars and Japanese yen, and R$102.2 million of indebtedness denominated in Brazilian reais, but partially indexed to the U.S. dollar. Also at December 31, 2007, we had swap agreements that offset the exchange rate risk with respect to R$1,031.6 million of those amounts. The potential loss to us that would result from a hypothetical unfavorable 10% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$15.6 million, primarily due to the increase in real terms in the principal amount of our foreign currency indebtedness. The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are indexed. We also have swaps that convert some U.S.-dollar denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2007, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$5,147.9 million.

A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2007, would result in a net additional cash outflow of approximately R$51.5 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report that appears herein.

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, On Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of CPFL Energia S.A.

We have audited CPFL Energia S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CPFL Energia S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CPFL Energia S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CPFL Energia S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, and our report dated on April 2, 2008 except for note 34, which is as of April 18, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
Campinas, Brazil
April 2, 2008, except for note 34, which is as of April 18, 2008

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). Our Board of Directors recognizes that two members of our fiscal council, Pedro Carlos de Mello and Paulo Midena, individually qualify as audit committee financial experts and meet the applicable independence requirements for fiscal council membership under Brazilian law. They also meet the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our employees and our directors and executive officers, which addresses such matters as conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws) and encouraging the reporting of any illegal or unethical behavior. Our Code of Ethics is available on our website at: http://www.b2i.cc/Document/986/CPFL_CodEtica_20061227_eng.pdf. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report). If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we furnish a waiver to any such persons, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2007 and 2006. Our independent accounting firm was Deloitte Touche Tohmatsu Auditores Independentes through the 2006 audit and KPMG Auditores Independentes beginning in 2007.

	Year ended December 31,

	2007	2006

	(in thousands of reais)
Audit fees	R$2,172	R$3,849
Audit-related fees	75	271
Tax fees	88	53
All other fees	-	0

Total	R$2,335	R$4,173

“Audit Fees” are the aggregated fees billed by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for the fiscal years of 2007 and 2006, respectively. Audit fees in the above table are for services rendered by our principal accountant for the integrated audit of our financial statements, including additional services rendered in 2006 and 2007 for compliance with the Sarbanes-Oxley Act.

“Audit-related fees” are fees charged by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

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

See pages F-1 through F-95, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
10.1
Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002, November 5, 2003 and December 6, 2007, among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A.

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The amount of long-term debt securities of CPFL Energia or its subsidiaries authorized under any outstanding agreement does not exceed 10% of CPFL Energia’s total assets on a consolidated basis. CPFL Energia hereby agrees to furnish the SEC, upon its request, a copy of any instruments defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, State of São Paulo, Brazil, on April 30, 2008.

CPFL ENERGIA S.A.

By:	/s/ Wilson Ferreira Jr.

Name: Wilson Ferreira, Jr.
Title: Chief Executive Officer (principal executive officer)

By:	/s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer (principal financial officer)

KPMG Auditores Independentes	Central Tel	55 (19) 2129-8700
Av. Barão de Itapura, 950 - 6º	Fax	55 (19) 2129-8728
13020-431 - Campinas, SP - Brasil	Internet	www.kpmg.com.br
Caixa Postal 737
13012-970 - Campinas, SP - Brasil

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CPFL Energia S.A.

We have audited the accompanying consolidated balance sheet of CPFL Energia S.A. and subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2007, and the results of their operations, changes in shareholders’ equity and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CPFL Energia S.A. and subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated on April 2, 2008, except for note 34, which is as of April 18, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Campinas, Brazil
April 2, 2008, except for note 34, which is as of April 18, 2008

Deloitte Touche Tohmatsu
Av. Dr. José Bonifácio Coutinho
Nogueira, 150 - 5° Andar - Sala 502
13091-611 - Campinas - SP
Brasil

Telefone: (19) 3707-3000
Fac-símile: (19) 3707-3001
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo - SP, Brazil

We have audited the consolidated balance sheet of CPFL Energia S.A. (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Rio Grande Energia S.A. (an indirectly owned subsidiary), which statements reflect assets constituting 14.3% of consolidated total assets as of December 31, 2006, and net revenues constituting 16.0% and 13.0%, respectively, of consolidated total net revenues for the years ended December 31, 2006 and 2005. Those financial statements were audited by other auditors whose unqualified report has been furnished to us. Our opinion, insofar as it relates to the amounts included in the consolidated financial statements for this consolidated indirectly owned subsidiary is based solely on the report of such other auditors.

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

In our opinion, based on our audits and on the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2006, and the results of their operations, changes in shareholders’ equity and changes in their financial position for each of the two years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

As discussed in Note 35 to the consolidated financial statements, effective December 31, 2006, the Company, changed its method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes

June 28, 2007

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais – R$)

ASSETS	2007	2006

CURRENT ASSETS
Cash and cash equivalents (note 4)	927,897	540,364
Financial investments (note 5)	213,450	118,501
Accounts receivable (note 6)	1,817,788	2,124,968
Allowance for doubtful accounts (note 7)	(95,639)	(99,609)
Recoverable taxes (note 8)	181,754	170,953
Materials and supplies	14,812	16,008
Deferred cost variations (note 3)	532,449	334,353
Prepaid expenses (note 9)	202,721	191,239
Derivatives (note 31)	995	-
Deferred taxes (note 10)	168,485	188,942
Other (note 11)	111,352	110,009

	4,076,064	3,695,728

NONCURRENT ASSETS
Accounts receivable (note 6)	215,014	165,183
Escrow deposits (note 20)	498,044	81,846
Financial investments (note 5)	97,521	103,901
Recoverable taxes (note 8)	99,947	103,049
Deferred cost variations (note 3)	205,894	512,678
Prepaid expenses (note 9)	43,111	28,769
Deferred taxes (note 10)	1,163,976	908,605
Other (note 11)	231,820	142,057

	2,555,327	2,046,088

PERMANENT ASSETS
Property, plant and equipment (note 12)	7,139,670	6,237,081
Special obligations (note 12)	(919,097)	(791,387)
Goodwill (note 13)	2,565,683	2,806,643
Other	178,122	54,628

	8,964,378	8,306,965

TOTAL ASSETS	15,595,769	14,048,781

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2007	2006

CURRENT LIABILITIES
Suppliers (note 14)	867,954	854,161
Taxes and payroll charges payable (note 15)	604,093	522,758
Dividends and interest on shareholders’ equity	743,628	732,518
Accrued interest on loans and financing (note 16)	59,135	29,859
Accrued interest on debentures (note 17)	71,524	66,178
Post-retirement benefit obligation (note 18)	64,484	86,715
Regulatory charges (note 19)	68,696	105,013
Loans and financing (note 16)	862,705	658,116
Debentures (note 17)	154,617	159,252
Accrued liabilities	43,987	53,998
Deferred gain variations (note 3)	230,038	162,350
Derivatives (note 31)	18,187	50,664
Reserve for contingencies (note 20)	765	-
Other (note 21)	427,723	303,693

	4,217,536	3,785,275

LONG -TERM LIABILITIES
Suppliers (note 14)	223	-
Accrued interest on loans and financing (note 16)	26,057	2,550
Loans and financing (note 16)	2,865,104	2,472,998
Debentures (note 17)	2,208,472	1,779,445
Post-retirement benefit obligation (note 18)	656,040	773,646
Taxes and social contribution payable (note 15)	16,529	39,741
Reserve for contingencies (note 20)	116,412	103,711
Deferred gain variations (note 3)	68,389	71,069
Derivatives (note 31)	158,552	24,094
Other (note 21)	219,492	127,941

	6,335,270	5,395,195

MINORITY INTEREST	88,129	2,034
SHAREHOLDERS’ EQUITY (note 22)
Common stock (without par value, 2007 - 479,910,938
shares issued and outstanding; 2006 - 479,756,730
shares issued and outstanding)	4,741,175	4,734,790
Capital reserves	16	16
Profit reserves	213,643	131,471

	4,954,834	4,866,277

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,595,769	14,048,781

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2007	2006	2005

OPERATING REVENUES (note 23)
Electricity sales to final consumers	12,355,216	10,899,280	9,841,134
Electricity sales to wholesalers	682,942	500,529	460,129
Other revenues	1,169,226	827,243	605,795

	14,207,384	12,227,052	10,907,058

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(52,250)	(42,904)	(41,029)
ICMS (state VAT)	(2,477,084)	(2,165,696)	(1,911,382)
COFINS/PIS (taxes on revenue)	(1,347,865)	(1,100,178)	(985,681)
ISS (service tax)	(1,749)	(1,209)	(901)
Fuel Consumption Account - CCC	(425,860)	(554,275)	(392,454)
Energy Development Account - CDE	(398,427)	(370,182)	(272,842)
Research and development and energy efficient	(94,565)	(77,605)	(81,341)
Emergency charges (ECE/EAEE)	(49)	(3,053)	(229,153)

	(4,797,849)	(4,315,102)	(3,914,783)

NET OPERATING REVENUES	9,409,535	7,911,950	6,992,275

OPERATING COSTS
Electricity purchased for resale (note 24)	(4,052,280)	(3,419,197)	(3,174,765)
Electricity network usage charges (note 24)	(702,781)	(774,077)	(757,186)
Personnel	(263,169)	(242,678)	(199,669)
Post-retirement benefit obligation (note 18)	46,887	7,470	(90,362)
Materials	(49,664)	(39,189)	(33,990)
Outside services	(134,045)	(111,177)	(98,030)
Depreciation and amortization	(341,492)	(297,482)	(273,154)
Services cost rendered to third parties	(6,441)	(21,394)	(11,899)
Other	(35,961)	(12,638)	(12,029)

	(5,538,946)	(4,910,362)	(4,651,084)

OPERATING EXPENSES (note 25)
Sales and marketing	(428,053)	(244,231)	(197,510)
General and administrative	(353,904)	(314,409)	(266,927)
Amortization of goodwill	(176,306)	(151,844)	(125,709)
Other	(34,423)	(19,387)	(108,445)

	(992,686)	(729,871)	(698,591)

OPERATING INCOME	2,877,903	2,271,717	1,642,600

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for share and per share amounts)

Continued

	2007	2006	2005

FINANCIAL INCOME (EXPENSE) (note 26)
Financial income	493,425	597,894	604,341
Financial expense	(864,026)	(748,357)	(816,040)

	(370,601)	(150,463)	(211,699)

NONOPERATING INCOME (EXPENSE) (note 27)
Nonoperating income	6,387	73,877	10,508
Nonoperating expense	(37,034)	(24,040)	(10,868)

	(30,647)	49,837	(360)

INCOME BEFORE TAXES, EXTRAORDINARY ITEM
AND MINORITY INTEREST	2,476,655	2,171,091	1,430,541

Social contribution tax (note 10)	(232,473)	(187,818)	(92,372)

Current tax	(202,083)	(172,998)	(101,787)
Deferred tax	(30,390)	(14,820)	9,415

Income tax (note 10)	(595,552)	(546,445)	(243,961)

Current tax	(560,363)	(477,036)	(287,008)
Deferred tax	(35,189)	(69,409)	43,047
INCOME BEFORE EXTRAORDINARY ITEM AND
MINORITY INTEREST	1,648,630	1,436,828	1,094,208
Extraordinary item, net of taxes of R$ 16,729 for 2006
and 2005 (note 18)	-	(32,559)	(32,559)
Minority interest	(5,194)	(173)	(40,371)

NET INCOME	1,643,436	1,404,096	1,021,278

NUMBER OF SHARES OUTSTANDING AT
YEAR END	479,910,938	479,756,730	479,756,730

EARNINGS PER SHARE	3.424	2.927	2.129

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for share)

							Changes in the number of

					Retained earnings (Accumulated deficit)	Total Shareholder’s equity

	Common Stock	Treasury shares	Capital Reserves	Profit reserves			Treasury Shares	Common shares	Total shares

Balance as of December 31, 2004	4,082,036	-	-	13,946	(74,871)	4,021,111	-	451,628,769	451,628,769

Capital increase	652,754	-	-	-	-	652,754		28,127,961	28,127,961
Treasury shares	-	(8)	-	-		(8)	817	(817)	-
Net income	-	-	-	-	1,021,278	1,021,278	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	47,320	(47,320)	-	-	-	-
- Interim dividend	-	-	-	-	(323,677)	(323,677)	-	-	-
- Interim interest on shareholder’s equity	-	-	-	-	(76,920)	(76,920)	-	-	-
- Dividend proposed	-	-	-	-	(389,195)	(389,195)	-	-	-
- Interest on shareholder’s equity	-	-	-	-	(109,295)	(109,295)	-	-	-

Balance as of December 31, 2005	4,734,790	(8)	-	61,266	-	4,796,048	817	479,755,913	479,756,730

Treasury shares	-	8	-	-	-	8	(817)	817	-
Capital reserves	-	-	16	-	-	16	-	-	-
Net income	-	-	-	-	1,404,096	1,404,096	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	70,205	(70,205)	-	-	-	-
- Interim dividend	-	-	-	-	(611,981)	(611,981)	-	-	-
- Dividend proposed	-	-	-	-	(721,910)	(721,910)	-	-	-

Balance as of December 31, 2006	4,734,790	-	16	131,471	-	4,866,277	-	479,756,730	479,756,730

Capital increase	6,385	-	-	-	-	6,385	-	154,208	154,208
Net income .	-	-	-	-	1,643,436	1,643,436	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	82,172	(82,172)	-	-	-	-
- Interim dividend	-	-	-	-	(842,375)	(842,375)	-	-	-
- Dividend proposed	-	-	-	-	(718,889)	(718,889)	-	-	-

Balance as of December 31, 2007	4,741,175	-	16	213,643	-	4,954,834	-	479,910,938	479,910,938

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$)

	2007	2006	2005

SOURCES OF FUNDS
From operations:
Net income	1,643,436	1,404,096	1,021,278
Items not affecting working capital:
Provision for losses on realization of extraordinary tariff adjustment	-	-	91,805
Extraordinary tariff adjustment — monetary restatement	(19,740)	(124,952)	(243,800)
Other regulatory assets	(21,962)	415	(38,729)
Amortization of goodwill and depreciation of property, plant and equipment	548,161	474,714	427,958
Long-term monetary and exchange variations	(25,294)	(10,157)	(89,148)
Losses (gains) on changes in interest in subsidiaries	(3,909)	(62,747)	840
Gains (losses) on disposal of property, plant and equipment	28,197	17,336	(684)
Deferred taxes - Assets and liabilities	18,343	90,064	(84,685)
Post-retirement benefit obligation	(46,887)	39,597	124,853
Reserve for contingencies	11,704	(86,117)	74,494
Minority interest	5,194	173	40,371
Financial compensation — Tariff increase	-	(10,402)	(28,441)
Unrealized losses on derivatives	98,890	22,845	(15,061)
Research and Development and Energy Efficiency Programs	1,647	10,863	24,578
Other	(14,969)	(1,837)	6,004

Total from operations	2,222,811	1,763,891	1,311,633

From shareholders:
Capital contributions — in cash	1,757	-	-
Capital contributions – Subscription bonus	-	-	17,258
Conversion of treasury shares	481	-	-

	2,238	-	17,258
From third parties:
Long-term financing and debentures	1,691,582	2,080,081	544,028
Transfer from noncurrent to current assets	102,911	692,424	356,150
Special obligations	65,917	56,209	23,371
Increase in noncurrent net assets due to acquisition of subsidiary	25,074	63,653	-
Sale of permanent assets	21,456	4,618	18,261
Net transfers from noncurrent to current – CVA	354,823	144,470	162,625
Advance for future capital increase	82,597	-	-
Sale of equity interest	2,635	89,899	1,225
Other	25,271	3,882	6,288

	2,372,266	3,135,236	1,111,948

Total sources	4,597,315	4,899,127	2,440,839

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais - R$)

(Continued)

	2007	2006	2005

USES OF FUNDS
Purchase of interest in subsidiaries	418,334	627,327	6,829
Increase in property, plant and equipment	1,132,757	797,235	626,537
Transfer from long-term to current liabilities	929,274	1,705,597	1,135,464
Dividends and interest on shareholders’ equity	1,561,595	1,333,995	917,985
Advance energy purchase agreement	27,474	-	-
Transfer from current to noncurrent assets	18,921	65,058	83,889
Additions to deferred charges	33,794	12,622	7,102
Financial investments	25,717	26,996	105,254
Escrow deposits	376,505	38,171	78,704
Other	124,869	12,682	22,576

	4,649,241	4,619,683	2,984,340

INCREASE (DECREASE) IN WORKING CAPITAL	(51,925)	279,444	(543,501)

REPRESENTED BY
Current assets:
At beginning of year	3,695,728	3,770,291	3,222,665
At year end	4,076,064	3,695,728	3,770,291

	380,336	(74,563)	547,626

Current liabilities:
At beginning of year	3,785,275	4,139,282	3,048,155
At year end	4,217,536	3,785,275	4,139,282

	432,261	(354,007)	1,091,127

INCREASE (DECREASE) IN WORKING CAPITAL	(51,925)	279,444	(543,501)

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

The Company

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a public corporation organized under the laws of Brazil, formed to invest in companies engaged in the distribution, generation, and sale of electric energy.

The Company has direct and indirect interests in the following subsidiaries (information about the concession area, number of consumers, energy production capacity and related data is unaudited):

Distribution activities

Companhia Paulista de Força e Luz (“CPFL Paulista”)

CPFL Paulista is a Brazilian public company and has a concession to distribute electric energy through 2027, for 234 municipalities in the state of São Paulo, serving approximately 3.4 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. This concession may be extended for an additional 30 years.

Companhia Piratininga de Força e Luz (“CPFL Piratininga”)

CPFL Piratininga is a Brazilian public company and has a concession to distribute electric energy through 2028, for 27 municipalities in the state of São Paulo, serving approximately 1.3 million consumers. Among the main municipalities are Santos, Sorocaba and Jundiaí. This concession may be extended for an additional 30 years.

Rio Grande Energia S.A. (“RGE”)

RGE is a Brazilian public company that has a concession to distribute electric energy through 2027, for 262 municipalities in the northern and northeastern regions of the state of Rio Grande do Sul, serving approximately 1.2 million conumers. Among the main municipalities are Passo Fundo and Caxias do Sul. This concession may be extended for an additional 30 years.

Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”)

CPFL Santa Cruz is a private corporation and has a concession to distribute electric energy through 2015, for 24 municipalities in the state of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 169 thousand consumers. Among the main municipalities are Ourinhos, Avaré and Santa Cruz do Rio Pardo. This concession may be extended for an additional 20 years period.

Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”)

CPFL Leste Paulista is a private corporation and has a concession to distribute electric energy through 2015, for 7 municipalities in the state of São Paulo, serving approximately 48 thousand consumers. Among the main municipalities are Sao Jose do Rio Pardo and Casa Branca. This concession may be extended for an additional 20 years period.

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”)

CPFL Sul Paulista is a private corporation and has a concession to distribute electric energy through 2015, for 5 municipalities in the state of São Paulo, serving approximately 66 thousand consumers. Among the main municipalities is Itapetininga. This concession may be extended for an additional 20 years period.

Companhia Jaguari de Energia (“CPFL Jaguari”)

CPFL Jaguari is a private corporation and has a concession to distribute electric energy through 2015, for 2 municipalities in the state of São Paulo: Jaguariúna and Pedreira, serving approximately 30 thousand consumers. This concession may be extended for an additional 20 years period.

Companhia Luz e Força Mococa (“CPFL Mococa”)

CPFL Mococa is a private corporation and has a concession to distribute electric energy through 2015, for the municipality of Mococa, in the state of São Paulo, and 3 municipalities in the state of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 38 thousand consumers. This concession may be extended for an additional 20 years period.

Generation activities

CPFL Geração de Energia S.A. (“CPFL Geração”)

CPFL Geração is a Brazilian public company, which operated until 2006 as a holding company for the Company's energy generation business. As from 2007, with the mergers of CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”) and SEMESA S.A. (“SEMESA”) (see “2007’s Restructuring transactions and acquisitions”), in addition to participating in the capital of other companies, the subsidiary CPFL Geração started operating as a public electric energy generation concessionaire. It owns 19 small hydropower plants and 1 thermal power plant, with total installed capacity of 120 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for an additional 30 years period. It also has an interest in Aproveitamento Hidrelétrico da Serra da Mesa, located on the Tocantins river in the State of Goiás. The concession and operation of the Hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured SEMESA of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured energy of 671 MW (average of 345.8 MW). CPFL Geração, also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term.

CPFL Sul Centrais Elétricas Ltda (“CPFL Sul Centrais Elétricas”)

CPFL Sul Centrais Elétricas is a Brazilian limited liability company that owns 4 small hydroelectric power plants, all located in the state of Rio Grande do Sul, with total installed generation capacity of 2.65 MW and assured energy of 2.45 MW average.

BAESA — Energética Barra Grande S.A. (“BAESA”) (jointly-controlled)

BAESA is a Brazilian public company, engaged in the construction and operation of hydroelectric resources of the Barra Grande power plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul). The total installed generation capacity is 690 MW, according to the concession agreement, equally divided in three power plants that have started commercial operations in November 2005, February 2006 and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority.

Campos Novos Energia S.A. (“ENERCAN”) (jointly-controlled)

ENERCAN is a Brazilian private corporation engaged in the construction and operation of hydroelectric resources of the Campos Novos power plant (located on the Canoas River, in the State of Santa Catarina). The installed capacity is 880 MW. Commercial operations started in 2007 (2 turbines started operating in February and the last turbine in May). Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority.

Paulista Lajeado Energia S.A. (“Paulista Lajeado”)

Paulista Lajeado, a Brazilian private corporation, holds 6.93% of the shared concession relating to the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.84% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement and the portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Its concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority.

Development Stage Companies

CPFL Geração holds interests in new generating ventures, which are expected to be completed by 2010, increasing its installed capacity, proportionately to its equity interest, to 2,087 MW. This capacity, together with the installed capacity of the subsidiaries of CPFL Jaguariúna will provide a total consolidated installed capacity of 2,174 MW. These projects are:

CERAN — Companhia Energética Rio das Antas (“CERAN”) (jointly-controlled)

CERAN, a Brazilian private corporation, is engaged in the implementation and operation of hydroelectric resources of the Monte Claro, Castro Alves and 14 de Julho power plants (located in the State of Rio Grande do Sul). Total installed generation capacity of these power plants will be 360 MW. The Monte Claro and Castro Alves power plants (each with 130 MW) began operating in December 2004 and March 2008, respectively. The 14 de Julho power plant will begin in 2008. Its concession term ends in 2036, and may be extended by an additional period of 35 years.

Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (jointly-controlled)

Foz do Chapecó, a Brazilan private corporation, is engaged in the construction, operation and exploitment of the Foz do Chapecó Hydropower Plant (located on the Uruguai River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority.

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

Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”)

CPFL Meridional is a Brazilian limited liability company, whose business purpose is to sell energy and provide services in the energy field. It is authorized to act as a retail agent for electric power in the CCEE.

Sul Geradora Participações S.A. (“Sul Geradora”)

Sul Geradora, is a Brazilian private corporation, with the main purpose of participating in the capital of other companies.

CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”)

CPFL Cone Sul is a Brazilian private corporation, whose business purpose is to sell energy. CPFL Cone Sul is authorized to act as an electric power retail agent in the CCEE.

CPFL Planalto Ltda (“CPFL Planalto”)

CPFL Planato is a Brazilian limited liability company, whose business purpose is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE.

CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”)

CPFL Serviços is a Brazilian private corporation, whose business purpose is to service provision in two business sectors: generation, transmission and distribution of electric energy and the transmission, distribution and storage of natural gas.

Other Holding Companys

Perácio Participações S.A. (“Perácio”)

Perácio is a Brazilian private corporation, whose business purpose is to hold interest in the capital of other companies.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”)

CPFL Jaguariúna, a Brazilian private corporation, was set up with the main objective of acting as a holding company, and holds direct and indirect shares in public utilities companies that provide generation, distribution and sale of electric energy services.

Makelele Participações S.A. (“Makelele”)

Makelele is a Brazilian private corporation, whose business purpose is to hold interest in other companies, either exercising control or permanently holding interest with significant investments in their capital. However, it currently holds no such participations.

Companhia Jaguari de Geração de Energia (“Jaguari Geração”)

Jaguari Geração is a Brazilian private corporation and was set up to operate in the generation, distribution and sale of electric energy.

Chumpitaz Participações S.A. (“Chumpitaz”)

Chumpitaz is a Brazilian private corporation, whose business purpose is to hold interest in the capital of other companies. However, it currently holds no such participations.

2007’s Restructuring transactions and acquisitions

• RGE restructuring transactions

In 2007, several restructuring transactions were made in order to allow RGE to become a wholly-owned subsidiary of CPFL Energia. Those transactions are described below:

- Transfer of share control from CPFL Paulista to CPFL Serra:

In the Extraordinary General Meeting held on March 14, 2007, the shareholders approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, through the return to the Company of 67.0686% of RGE's capital amounting to total assets of R$ 1,050,411. The Company transferred these assets to the subsidiary CPFL Serra on the same date. The transfer was in compliance with ANEEL Authorization Resolution n° 305, of September 5, 2005 and ANEEL Order n° 669 of March 14, 2007, in relation to the need for corporate segregation laid down in Law 10.848, of March 15, 2004. These assets were appraised at book values, in accordance with an appraisal report, as of December 31, 2006. All RGE's balances and transactions, from January 1, 2007 to June 30, 2007, were consolidated through CPFL Serra. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

- Merger of the indirect subsidiary CPFL Serra by RGE:

As authorized by ANEEL, the Extraordinary General Meeting held on September 18, 2007 approved the merger of CPFL Serra by the subsidiary RGE. The merged company was therefore terminated, and the subsidiary RGE succeeded to its assets, rights and obligations. The main objective of the merger was to simplify the group's corporate and administrative structures. As the appraisal at book value for the merger was prepared as of June 30, 2007, as from July 1, 2007, all RGE's balances and transactions are directly reflected in the financial statements of the Company. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

- RGE’s minority shareholders acquisition (merger of shares)

In an Extraordinary General Meeting held on December 18, 2007, the Company approved the merger of RGE shares held by the minority shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the evaluation reports, was 1 (one) common share in the Company to every 15.5126288900 common or preferred shares in RGE. This merger resulted in a capital increase of R$ 6,385 in the Company, through the issuing of 154,208 common shares. The goodwill recorded in this transaction was R$ 3,150.

• Nova 4 and CPFL Santa Cruz merger

The merger of the subsidiary Nova 4 by the subsidary CPFL Santa Cruz was authorized by ANEEL and approved in an Extraordinay General Meeting held on November 14, 2007. The merged company was therefore terminated, and the subsidiary CPFL Santa Cruz succeeded to its assets, rights and obligations. As the appraisal at book value for the merger was prepared as of October 31, 2007, as from November 1, 2007, all CPFL Santa Cruz's balances and transactions are directly reflected in the financial statements of the Company. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

• Merger of CPFL Centrais Elétricas and SEMESA by CPFL Geração

The merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA (“Merged Companies”) by the parent company CPFL Geração was authorized by ANEEL and Banco Nacional de Desenvolvimento Econômico Social – BNDES, and approved in an Extraordinay General Meeting held on March 30, 2007. The merged companies were therefore terminated, and the subsidiary CPFL Geração succeeded to their assets, rights and obligations. As the shareholders’ equity of the merged companies was appraised at the book values as of December 31, 2006, analysis of the financial statements as of December 31, 2007 should take into account the effects of the merger of these investments as from January 1, 2007. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

• Foz do Chapecó – Corporate Reorganization

The corporate reorganization of Foz do Chapecó, as authorized by ANEEL, was approved in the Extraordinay General Meeting held on July 16, 2007, and resulted in termination of the Foz do Chapecó Consortium (“CEFC”) and in Chapecoense Geração S.A. (“Chapecoense”) becoming a Foz do Chapecó shareholder. However, the restructuring maintained the partners’ participation in the project (51% of the subsidiary CPFL Geração) now directly in Foz do Chapecó. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

• CPFL Jaguariúna acquisition

In June 2007, the Company signed the final purchase agreement with CMS Electric & Gas, LLC to acquire the equity interest of CPFL Jaguariúna (former CMS Brasil). The acquisition was made through the subsidiary Peracio that acquired 100% of CPFL Jaguariúna’s total capital comprising of 94,810,080 common shares and 94,810,080 preferred shares. This transaction was approved by ANEEL in June 2007. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs. The goodwill recorded in this acquisition amounted to R$ 142,793.

In the acquisition date, CPFL Jaguariúna held interest in (i) 4 distribution concessionaires such as CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, and CPFL Mococa; (ii) a generation asset through Jaguari Geração and Palista Lajeado, increasing our installed generation capacity by 86.8 MW; and (iii) CPFL Planalto and CPFL Serviços, which are engaged in the commercialization and the services support for custumers related to the energy sector.

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

In order to provide a basis for comparison with the financial statements for the period ended December 31, 2007, some subsidiaries made certain reclassifications, basically as a result of the new classifications and rules required by ANEEL, in accordance with Order No. 3,073, which made changes to the Public Electric Energy Service Accounting Manual:

Item	From	To

Fuel Consumption Account - CCC	Operating Expenses	Deductions from Operating Revenue
Energy Development Account - CDE	Operating Expenses	Deductions from Operating Revenue
Research and Development and Energy Efficiency Programs	Operating Expenses	Deductions from Operating Revenue

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

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Serra (up to June 30, 2007), RGE (as from July 1, 2007), Nova 4 (up to October 30, 2007), CPFL Santa Cruz (as from November 1, 2007), CPFL Geração, CPFL Brasil, Chumpitaz and Perácio (see corporate restructuring in Note 1). The asset, liability, income and expense balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The Company’s subsidiaries, by segment, are as follows:

		2007		2006

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	-	99.99
Rio Grande Energia S.A.	Full	100.00	-	-	99.76
Companhia Paulista de Energia Elétrica	Full	-	96.56	-	-
Companhia Jaguari de Energia	Full	-	90.15	-	-
Companhia Sul Paulista de Energia	Full	-	87.80	-	-
Companhia Luz e Força Mococa	Full	-	89.75	-	-

Energy Generation
CPFL Geração de Energia S.A	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A	Full	-	-	-	100.00
SEMESA S.A.	Full	-	-	-	100.00
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A.	Full	-	54.03	-	-
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A	Proportionate	-	51.00	-	51.00
Campos Novos Energia S.A	Proportionate	-	48.72	-	48.72

Energy Commercialization
CPFL Comercialização Brasil S.A	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A	Full	-	100.00	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
Sul Geradora Participações S.A	Full	-	99.95	-	99.95
CPFL Planalto Ltda. (former CMS Comercializadora de Energia Elétrica)	Full	-	100.00	-	-

Services
CPFL Serviços, Equipamentos, Indústria e
Comércio S.A. (former CMS Energy,
Equipamentos, Serviços, Indústria e Comércio S.A.)	Full	-	89.81	-	-

Holding Company
Nova 4 Participações Ltda	Full	-	-	100.00	-
CPFL Serra Ltda	Full	-	-	100.00	-
Perácio Participações S.A.	Full	100.00	-	-	-
Chumpitaz Participações S.A.	Full	100.00	-	-	-
Makelelê Participações S.A.	Full	-	100.00	-	100.00
CPFL Jaguariúna (former CMS Energy Brasil S.A.)	Full	-	100.00	-	-
Companhia Jaguari de Geração de Energia	Full	-	90.15	-	-

Revenue recognition

Electricity distribution revenue are recognized based on tariffs that are regulated by ANEEL, when the electricity is provided (see Note 3 for additional information on the regulatory environment in Brazil). Unbilled revenue from the billing cycle through the end of each month is accrued based on the actual amount of energy provided during the month and the annualized energy loss rate. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenue from the sale of electricity generation is recorded based on assured energy provided at rates specified under contract terms or prevailing market rates. All revenues are presented in a gross basis and the taxes on revenues are presented as a “Deduction from Operating Revenues”.

No single customer accounted for 10% or more of the Company’s revenues for any of the three years ended December 31, 2007.

Cash and cash equivalents

The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit and liquid investments with original maturities of three months or less to be cash and cash equivalents. Interest earned is accrued to the balance sheet date.

Financial investments

Financial Investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or fair value. Short-term financial investments represent debt security trading investments with maturities of over three months stated at fair value.

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

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the legislation in effect at the balance sheet date. The Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed 10 years. Some subsidiaries also recorded tax credits referring to the benefit of the goodwill merged, which are being amortized proportionally to the projected net income for the remaining period of the concession contract of each investee. The amortization rates were determined in a projection approved by ANEEL in 2004 and are subject to periodic review.

Post-retirement benefit obligation

The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the Company’s employees.

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

Reserve for Contingencies

A reserve for contingencies is recognized by the Company’s management based on their assessment evaluating the risks involved in lawsuits in which loss is considered probable and quantified based on economic grounds, as assessed by management and the legal counsel in legal opinions on the existing cases and other contingency-related facts known at the balance sheet dates. The reserve for contingencies is presented, net of its related escrow deposit pursuant to CVM Resolution No. 489.

Loans and Financing

Restated in accordance with the monetary and exchange variations, including charges,

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

3. REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded is as follows:

	Current		Noncurrent

	2007	2006	2007	2006

Assets
Accounts receivable (note 6)
RTE — Extraordinary tariff adjustment (a)	3,448	210,517	456	-
Free energy (a)	1,924	74,500	480	790
Tariff review - Remuneration basis (b.1)	1,443	28,484	-	-
Tariff review - Depreciation (b.1)	13,147	34,341	-	12,604
Tariff adjustment - Others (b.3)	1,769	-	95	-
Discounts on TUSD and irrigation (b.3)	64,235	31,078	19,637	7,970

	85,966	378,920	20,668	21,364
Deferred cost variations
Parcel "A" (a)	343,233	102,460	167,716	460,721
CVA (c)	189,216	231,893	38,178	51,957

	532,449	334,353	205,894	512,678
Prepaid expenses (note 9)
Tariff adjusment – Itaipu purchase	-	13,052	-	-
Tariff adjustment – Others (b.3)	20,001	17,982	42	6,904
PIS and COFINS - Generators pass-through (b.3)	1,210	22,447	-	3,473
Increase in PIS and COFINS (b.3)	25,097	47,106	-	3,554
Energy surpluses and shortfalls (b.3)	81,704	30,102	28,605	5,467
Low income consumers' subsidy - Losses (d)	55,967	47,393	-	-

	183,979	178,082	28,647	19,398
Liabilities

Suppliers (note 14)
Free energy (a)	(35,609)	(103,581)	(223)	-
Deferred gains variations
Parcel "A" (a)	(9,668)	-	(4,890)	(12,335)
CVA (c)	(220,370)	(162,350)	(63,499)	(58,734)

	(230,038)	(162,350)	(68,389)	(71,069)
Other liabilities (note 21)
PIS and COFINS - Generators pass-through (b.3)	(8)	(15,010)	-	-
Reimbursement to the consumer – IRT recalculation
(b.3)	(26,213)	-	-	-
Tariff Adjustment – Others (b.3)	(1,492)	-	(54)	-
Increase in PIS and COFINS (b.3)	(113,964)	(30,842)	-	-
Energy surpluses and shortfalls (b.3)	(130)	-	(12)	-
Low income consumers' subsidy - Gains (d)	(8,553)	(3,964)	(71)	(732)

	(150,360)	(49,816)	(137)	(732)

Total	386,387	575,608	186,460	481,639

a) Rationing

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption (“Energy Rationing Program”), which remained in effect between June 2001 and February 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the “Overall Agreement for the Electric Energy Sector”, which introduced an Extraordinary Tariff Adjustment of 2.9% on electric power supply tariffs to rural, public lighting and residential consumers (except those considered to be “low income consumers”) and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electricity sector with the rationing program.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

		Free Energy (2)		Parcel "A"

Description	RTE (1)	Asset	Liability	Net (3)

Ratified Amount	925,347	374,639	(355,579)	231,029
Monetary restatement	727,904	290,784	(289,283)	386,344
Provision for losses	(154,111)	(203,682)	190,493	-
Amount amortized	(1,495,236)	(459,337)	418,537	(120,982)

Balances to be Amortized as of December 31, 2007	3,904	2,404	(35,832)	496,391

(1) ANEEL resolutions n° 480/02, 481/02 and 01/04.
(2) ANEEL resolutions n° 483/02 and 01/04.
(3) ANEEL resolutions n° 482/02 and 01/04.

The changes in balances related to RTE, Free Energy and Parcel “A” are as follows:

		Free Energy		Parcel "A"

Description	RTE (1)	Asset (2)	Liability	Net

Balances as of December 31, 2004	599,711	291,128	321,712	399,753
Monetary restatement	160,346	101,387	94,085	76,153
Provision for losses	(84,902)	(6,904)	-	-
Realization/Payment	(258,143)	(100,810)	(123,597)	-

Balances as of December 31, 2005	417,012	284,801	(292,200)	475,906
Assets added to the consolidated due to acquisition of
equity interests	-	1,395	(1,503)	3,187
Monetary restatement	51,488	43,669	(58,519)	71,753
Provision for losses	-	(146,606)	145,568	-
Realization/Payment	(257,983)	(107,969)	103,073	-

Balances as of December 31, 2006	210,517	75,290	(103,581)	550,846
Assets added to the consolidated due to acquisition of
equity interests	5,249	2,977	(3,814)	1,723
Monetary restatement	20,542	27,654	(24,344)	61,480
Provision for losses	(8,744)	(45,916)	44,925	-
Realization/Payment	(223,660)	(79,964)	71,115	(117,658)
Tax adjustments – Technical note 392/2007 –
SFF/ANEEL	-	22,363	(20,133)	-

Balances as of December 31, 2007	3,904	2,404	(35,832)	496,391

(1) R$ 150 was recorded in Operating Revenue, line "Realization of Extraordinary Tariff Adjustment ", in relation to amortization of the Parcel "A" liability.
(2) The effects of amortization in 2007 were recorded in Operating Revenue R$ 76,487 (R$ 103,406 in 2006) and Accounts Receivable R$ 3,477 (R$ 4,563 in 2006).

• Extraordinary Tariff Adjustment (“RTE”) – Corresponds to the loss of revenue incurred during the rationing period. This asset was determined from a comparison between the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002, and projected revenue for this period not considering the occurrence of the Energy Rationing Program.

The RTE balance refers to the indirect subsidiary CPFL Sul Paulista, which established a provision for losses of R$ 2,021, based on estimated projections of revenue, taking into consideration the market growth and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of the RTE by CPFL Sul Paulista is January 2009.

Considering that there is a period to recover the RTE established by ANEEL, as of December 31, 2007, the Company recorded loss of R$ 152,090 for CPFL Paulista and CPFL Piratininga, due to failure to realize this asset The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of the RTE in June 2005, December 2004 and December 2006, respectively.

• Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, using parameters determined by ANEEL. Accordingly, an asset and a liability were recorded. These amounts are monetarily restated in accordance with the ANEEL instructions.

As a result of the end of the term for collection of RTE in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded Free Energy losses in the total amount of R$ 188,755. The asset was written off against the Other Operating Expenses - Sales and the liability was written off in Other Operating Income, having no impact on the income of the subsidiaries. The subsidiary CPFL Jaguari also recorded Free Energy losses of R$ 365 in 2007. The subsidiary CPFL Sul Paulista established a provision for losses on free energy in the amount of R$ 1,738.

The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the energy rationing program, relating to its share of the Itaipu energy. Accordingly, as of December 31, 2007, the subsidiaries RGE and CPFL Geração have recognized a provision of R$ 12,824 for losses on the realization of Free Energy.

• Parcel “A” – Corresponds to the variation in unmanageable costs, defined as Parcel “A” in the concession contracts, between January 1 and October 25, 2001. These amounts are monetarily restated based on the variation in the SELIC rate.

In the case of the subsidiary CPFL Piratininga, offsetting of Parcel “A” started as from February 2007, using a mechanism similar to that used for the RTE. For the subsidiaries CPFL Paulista and CPFL Sul Paulista, respectively, amortization of parcel “A” will start from January 2008 and February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was fully amortized in November 2007, September 2005, March 2007 and August 2005, respectively.

The amortization of Parcel “A” in 2007 referring to CPFL Piratininga and CPFL Santa Cruz is as follows:

2007

Energy purchased	84,838
System service charge	5,477
Fuel consumption account - CCC	24,742
RGR	1,881
Inspection fee	720

Total	117,658

b) Tariff Review and Tariff Adjustment

b.1) First cycle of periodic tariff review (2003/2004)

i) CPFL Paulista – Depreciation

In 2007, by Ratification Resolution n° 443, ANEEL amended the final result of the first periodic Tariff Review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, which is being offset in the 2007 tariff adjustment. This regulatory asset was recorded in the “Consumers, Concessionaires and Licensees – Tariff Review - Depreciation” account, including the effects of PIS and COFINS, and since the annual adjustment, it has been amortized.

ii) CPFL Piratininga – Remuneration Base

In 2006, by Ratification Resolution n° 385, and in response to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the CPFL Piratininga remuneration base.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in accordance with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset of R$ 26,970 in 2006, including PIS and COFINS, set against Revenue from Electric Energy Operations.

ANEEL Resolution n° 336, of 2001, concerning approval of the request for spin-off of Bandeirante and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first periodic Tariff Review, the lower of the rates of the two concessionaires would apply. As the rate for Bandeirante was 10.14%, against 11.52% for the subsidiary CPFL Piratininga, the rate of 10.14% applies.

ANEEL Order n° 3209, of October 22, 2007, ratified the result of the Company’s first tariff Review, making it final.

iii) CPFL Santa Cruz, CPFL Mococa and CPFL Leste Paulista – Remuneration Base

In 2005, ANEEL finally approved the results of the first periodic Tariff Review of February 2004 for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. The differences between the provisional and the final percentages for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista and CPFL Mococa were deferred to the next tariff adjustments and recovery is expected to continue until January 2008.

b.2) Second cycle of periodic tariff review (2007/2008)

By Ratification Resolution n° 553, ANEEL provisionally readjusted the tariffs of the subsidiary CPFL Piratininga by -10.11%, of which -10.94% refers to the tariff adjustment and 0.83% to the financial components not included in the periodic tariff review.

As a result of the elimination from the tariff base of financial components added in the 2006 annual adjustment, the average effect for consumers will be -15.29% .

The adjustment authorized by ANEEL comprises the following items:

Verified Revenue	2,136,914
Parcel A	1,423,875
Gross remuneration base	154,530
Depreciation	81,098
Reference company	244,232
Delinquency	12,619

Parcel B	492,479

Required revenue (Parc. A + B)	1,916,354
(-) Other revenues	(13,152)

Net required revenue	1,903,202
Financial components	15,767
Financial repositioning	-10.94%
Financial components	0.83%
Total repositioning	-10.11%

Calculation of Parcel A comprises:

• Sector charges of R$ 257,170 (of which CCC and CDE account for 78%);
• Energy Purchased amounting to R$ 954,779;
• Energy Transmission, amounting to R$ 211,926.

The financial components external to the tariff review comprise:

• Deferred Tariff Costs and Gains Variations (“CVA”) amounting to R$ 3,918;
• Overcontracting of Electric Energy amounting to (R$ 3,304) (negative effect);
• Discounts on collection of the Tariff for Use of the Distribution System (“TUSD”) amounting to R$ 8,342;
• Adjustments of Connection Charges, Basic Network and CUSD amounting to R$ 5,744;
• Other components totaling R$ 1,067.

Additionally, a provisional Xe Factor of 0.73% was established, to be applied as a reduction factor for “Parcel B” in the subsequent 2008, 2009 and 2010 tariff adjustments.

b.3) 2007 Tariff Adjustments

The Annual Tariff Review - IRT of the electric energy distributors is the sum of the economic tariff review and the additional financial components. The Ratification Resolutions and the breakdown of the annual tariff review for the Company’s directly and indirectly controlled electric energy distributors are shown in the following table:

		% Annual	%	% Total
		Adjust-	Financial	Adjust-
Distributor	Ratification Resolution	ment	Components	ment

CPFL Santa Cruz	Resolution 424, of January 30, 2007	4.56%	1.15%	5.71%
CPFL Leste Paulista	Resolution 419, of January 30, 2007	3.52%	-0.21%	3.31%
CPFL Sul Paulista	Resolution 423, of January 30, 2007	1.64%	3.88%	5.52%
CPFL Jaguari	Resolution 421, of January 30, 2007	-0.38%	2.04%	1.66%
CPFL Mococa	Resolution 420, of January 30, 2007	6.70%	2.91%	9.61%
CPFL Paulista	Resolution 445, of April 3, 2007	2.60%	4.46%	7.06%
RGE	Resolution 452, of April 18, 2007	3.77%	2.28%	6.05%
CPFL Piratininga	See 2nd Tarif Review Cycle

Besides CVA (see item “c”), the main additional financial components are as follows:

• Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005.

The amounts approved by ANEEL and the respective amounts recorded in the statements of income for 2007, 2006 and 2005 are shown in the following table:

	Total	Recording of PIS and Cofins
	Amount	increase - Asset

Distributor	Approved	2007	2006	2005

CPFL Paulista	112,728	72,983	-	4,221
CPFL Piratininga	41,870	-	30,842	11,099
RGE	23,412	569	-	5,488

	178,010	73,552	30,842	20,808

These amounts were recorded in the “Prepaid Expenses” account (note 9).

In view of the discussions in respect of the nature of this credit, the Company opted to record a liability of the same amount, recorded in the account “Other Accounts Payable” (note 21), which is monetarily restated based on the variation of the IGP-M.

• Energy Surpluses and Shortages:

The distribution concessionaires are required to guarantee 100% of their energy and electricity market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass through to tariffs the cost or income from excess or shortage of electricity of the distribution concessionaires, limited to 3% of the energy load requirement.

The net energy surpluses, for 2007 and 2006, were made available to the CCEE for spot market sale, and were consequently settled at the spot market price, which is lower than the average price defined in the Tariff Adjustment Index.

The price difference between the cost of the surplus energy and the actual sale value on the spot market is being recorded as Prepaid Expenses (note 9) against Cost of Electric Energy (note 24).

• Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets for (i) the special discounts applied on TUSD regarding of supplying electricity from alternative sources, and (ii) on irrigation and hydroculture. These assets were recorded in “Accounts receivables”, set against “Revenue from Electric Energy Operations” (note 23).

In addition to the effects mentioned above, the other effects of the tariff adjustment for the subsidiary CPFL Paulista were:

• In order to review the PIS and COFINS amounts of the Generators, ANEEL recalculated the electric energy cost for the initial contracts related o the 2005’s tariff adjustment. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. The CVA amounts approved by ANEEL in the 2007 Tariff Review Rate excluded the surpluses of the electric energy contracts, in accordance with item 61 of ANEEL Technical Note n° 069 of March 22, 2007. Accordingly, these effects basically explain the 2007 adjustments of R$ 98,635, recorded in “Other Accounts Payable”, and R$ 177,710, recorded in “Deferral of Tariff Costs”, both set against “Cost of Electric Energy” (note 24).

• Also in connection with the events mentioned above, in the first quarter of 2007 the subsidiary CPFL Paulista recorded a reversal of R$ 10,910 in the PIS and COFINS - Generators pass-through regulatory asset and of R$ 15,834 in the Energy surpluses and shortfalls, estimated in accordance with ANEEL Technical Note n° 151/2006.

• Assets of R$ 14,854 were also recorded in 2007 in relation to other financial components of the 2007 IRT, relating mainly to R&D on the financial components of the 2004 to 2006 Tariff Review Rates, the Electric Energy for All (Luz para Todos) Program and others.

The following table shows the changes in the items described above in relation to Tariff Review and Adjustments, in the years ended December 31 2007 and 2006:

	Tariff Review - Remuneration Base (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment - Other Asset and Liability (b.3) (1)	Tariff Adjustment- Itaipu Purchase	PIS and COFINS - Generators Pass-through (b.3)		Tariff Review - Reimbursement to the consumer - IRT 2005 and 2006 Recalculated (b.3)	Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.3)	Discounts on the TUSD and irrigation (b.3)	Total

					Asset (2)	Liability (3)		Asset	Liability

Balance as of December 31, 2004	(71,113)	-	-	-	-	-	-	45,239	-	-	2,359	(23,515)
Constitution	(80,686)	28,442	21,626	33,339	22,958	(22,958)		20,808	-	44,212	4,009	71,750
Monetary restatement	(145)	4,658	-	(101)				243				4,655
Amortization	48,762		(10,709)		(11,424)	11,502		(24,816)			(3,956)	9,359

Balance as of December 31, 2005	(103,182)	33,100	10,917	33,238	11,534	(11,456)	-	41,474	-	44,212	2,412	62,249

Assets added to the consolidated due to acquisition of equity interests	6,686	-	-	-	70	-	-	12,389	-	-	107	19,252
Constitution	26,970	10,402	25,642	15,152	40,522	(40,633)	-	30,842	(30,842)	13,986	46,792	138,833
Monetary restatement	-	3,443	607	277	-	-	-	1,079	-	-	425	5,831
Amortization	98,010	-	(12,280)	(35,615)	(26,206)	37,079	-	(35,124)	-	(22,629)	(10,688)	(7,453)

Balance as of December 31, 2006	28,484	46,945	24,886	13,052	25,920	(15,010)	-	50,660	(30,842)	35,569	39,048	218,712

Assets added to the consolidated due to acquisition of equity interests	2,099	-	1,373	-	-	(50)	-	2,503	(2,558)	557	2,511	6,435
Constitution	8,301	6,310	31,785	-	(7,579)	-	(98,635)	73,552	(72,983)	99,270	77,489	117,510
Monetary restatement	4,393	(3,784)	2,835	-	-	-	-	766	(7,581)	-	3,514	143
Amortization	(41,834)	(36,324)	(40,518)	(13,052)	(17,131)	15,052	72,422	(102,384)	-	(25,229)	(38,690)	(227,688)

Balance as of December 31, 2007	1,443	13,147	20,361	-	1,210	(8)	(26,213)	25,097	(113,964)	110,167	83,872	115,112

(1) The effects of provisions for constitution of the 2005 Tariff Adjustment were recorded in Operating Revenue (R$ 2,088), Deductions from Operating Revenue (R$ 16,236) and Operating Expense (R$ 3,302). In 2007, these effects of provisions were recorded in Operating Revenue (R$ 26,768), Cost of Energy (R$ 2,985), Operating Expense (R$ 2,006) and Financial Revenue (R$ 26). The effects of amortization were recorded in Operating Revenue R$ 39,212 (R$ 3,122 in 2006 and R$322 in 2005), Deductions from Operating Revenue (R$ 7,062 in 2006 and R$ 9,174 in 2005), Cost of Energy (R$ 677) and Operating Expense R$ 629 (R$ 2,096 in 2006 and R$1,207 in 2005).

(2) The effects of provisions for constitution of 2006 were recorded in Operating Revenue (R$ 9,030) in 2005 (R$22,958)and in Cost of Energy (R$ 31,492). The effects of amortization were recorded in Operating Revenue R$ 2,015 (R$ 11,534 in 2006 and R$ 11,424 in 2005) and Accounts Receivable R$ 15,116 (R$ 14,672 in 2006).

(3) The effects of provisions for constitution of 2006 were recorded in Operating Revenue (R$ 32,869) and in Cost of Energy (R$ 7,764). The effects of amortization were recorded in Operating Revenue R$ 15,385 (R$ 25,623 in 2006) and Accounts Payable (R$ 333) (R$ 11,456 in 2006 and R$ 11,502 in 2005).

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

The following expenses are currently considered unmanageable costs:

• Electric energy purchased (tariff for the electric energy purchased and Incentive Program for Alternatives to Electric Energy – “PROINFA”);
• Use of Transmission System Charges (tariff for the electric energy transmission from Itaipu Binacional, System Service Charges and usage tariff for the transmission installations forming the basic network);
• Quota of payment to the Fuel Consumption Account – CCC;
• Quota of payment to the Energy Development Account – CDE.

The CVA amounts are restated based on the SELIC rate.

				Changes

	Balance as of December 31, 2006	Assets added due to acquisition of equity interests				Balance as of December 31, 2007

					Monetary restatement
			Deferral	Amortization

ASSET
Energy purchased	185,103	(3,651)	295,912	(296,766)	22,521	203,119
System service charge	37,526	5,310	(593)	(36,201)	1,718	7,760
Fuel Consumption Account - CCC	29,904	(2,605)	(11,572)	(12,234)	363	3,856
Energy Development Account - CDE	31,317	139	10,769	(31,563)	1,997	12,659

Total	283,850	(807)	294,516	(376,764)	26,599	227,394

LIABILITY
Energy purchased	(166,335)	(3,268)	(137,028)	120,909	(10,241)	(195,963)
System service charge	(54,431)	(251)	(3,480)	31,963	(2,891)	(29,090)
Fuel Consumption Account - CCC	(318)	(3,856)	(85,646)	37,646	(6,642)	(58,816)
Energy Development Account - CDE	-	(3)	-	8	(5)	-

Total	(221,084)	(7,378)	(226,154)	190,526	(19,779)	(283,869)

d) Low Income Consumers’ Subsidy

Law No. 10,438, of April 26, 2002, and Decree No. 4,336, of August 15, 2002, established new guidelines and criteria for the classification of consumer units in the low-income residential sub-class. This new methodology for calculating the subsidy established by ANEEL has been applied monthly since May 2002.

The amounts calculated using this methodology, after ratification by ANEEL, observe the following criteria for settlement:

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

The changes in the balances in 2006 and 2007 are as follows:

	Asset	Liability

Balances as of December 31, 2004	43,995	(5,175)
Gain (Loss) of revenue	20,729	(2,781)
Amortization of tariff adjustment	-	3,381
Amounts ratified by ANEEL	(17,541)	-
Monetary restatement	-	(825)

Balances as of December 31, 2005	47,183	(5,400)
Assets included due to acquisition of equity interest	1,389	(1,840)
Gain (Loss) of revenue	21,058	(1,357)
Amortization of tariff adjustment	-	4,134
Amounts ratified by ANEEL	(22,237)	-
Monetary restatement	-	(233)

Balances as of December 31, 2006	47,393	(4,696)
Assets included due to acquisition of equity interest	409	19
Gain (Loss) of revenue	17,413	(6,579)
Amortization of tariff adjustment	-	3,100
Amounts ratified by ANEEL	(9,198)	-
Monetary restatement	(50)	(468)

Balances as of December 31, 2007	55,967	(8,624)

4. CASH AND CASH EQUIVALENTS

	2007	2006

Bank deposits	679,937	259,359
Temporary cash investments	247,960	281,005

Total	927,897	540,364

Temporary cash investments represent transactions with Brazilian financial institutions, the majority of which earn interest according to the variation of the CDI, contracted under normal market conditions and interest rates, and are available for use in the operations of the Company and its subsidiaries.

5. FINANCIAL INVESTMENTS

The Company carries financial investments classified as “Held to maturity” and investment securities for trading, as follows:

- Held to maturity: In April 2005, through a Private Granting of Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP — Companhia Energética de São Paulo (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds arising from the acquisition of energy produced by that company for CPFL Brasil.

The Credit acquired by the Company earns interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2007 is R$ 132,076 (R$ 132,516 in 2006), of which R$ 34,555 (R$ 28,615 in 2006) is classified as current assets.

- Investments for trading: The remaining balance in current assets in the amount of R$ 178,895 (R$ 89,886 in 2006) refers to debt security trading investments with maturities of over 90 days stated at fair value.

6. ACCOUNTS RECEIVABLE

The balance, principally derived from electricity sales, is comprised as follows:

		Past-due	Past-due
		up to 90	over 90	Total

Consumer classes	Current	days	days	2007	2006

Current
Residential	237,773	161,046	26,400	425,219	371,145
Industrial	192,590	55,542	36,529	284,661	297,342
Commercial	107,093	46,332	28,562	181,987	173,588
Rural	31,816	7,523	1,615	40,954	35,262
Public administration	30,206	5,530	2,436	38,172	39,749
Public lighting	33,666	6,028	26,790	66,484	80,556
Public services	29,684	7,436	4,287	41,407	47,626

Billed	662,828	289,437	126,619	1,078,884	1,045,268
Unbilled	421,552	-	-	421,552	444,389
Financing of consumers’ debts (a)	30,146	2,443	8,271	40,860	78,213
Regulatory asset (note 3)	85,966	-	-	85,966	378,920
CCEE transactions (b)	38,876	-	-	38,876	19,793
Concessionaires and licensees (c)	74,529	11,149	4	85,682	76,939
Other	65,552	416	-	65,968	81,446

Total	1,379,449	303,445	134,894	1,817,788	2,124,968

Noncurrent
Financing of consumers’ debts (a)	152,549	-	-	152,549	101,930
CCEE transactions (b)	41,797	-	-	41,797	41,616
Regulatory asset (note 3)	20,668	-	-	20,668	21,364
Other	-	-	-	-	273

Total	215,014	-	-	215,014	165,183

a) Financing of consumers’ Debts

Refers to the negotiation of past-due accounts receivable from consumers, mainly public entities. In the case of public entities, some receivables are guaranteed by their ICMS collected (State VAT), which may be pledged through their bank accounts. Provisions are recognized for doubtful accounts based on the best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (Note 8).

b) CCEE transactions

These amounts refer to sales on the electricity spot market between distribution and generation companies that are settled by the CCEE, related to the period from September 2000 to December 2007. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; (iv) amounts negotiated bilaterally pending settlement. The Company considers that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

c) Concessionaries and licensees

Refers basically to balances receivable regarding the supply of electricity to other Concessionaires and Licensees by the subsidiaries CPFL Geração and CPFL Brasil, as well as for various transactions that have been set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2007, 2006 and 2005 are as follows:

Balance as of December 31, 2004	(50,420)
Additional allowance recorded	(91,918)
Recovery of assets	28,025
Write-off of accounts receivable	59,952

Balance as of December 31, 2005	(54,361)
Assets included due to acquisition of equity interests	(12,767)
Additional allowance recorded	(111,494)
Recovery of assets	28,170
Write-off of accounts receivable	50,843

Balance as of December 31, 2006	(99,609)
Assets included due to acquisition of equity interests (note 1)	(7,943)
Additional allowance recorded	(80,483)
Recovery of assets	32,949
Write-off of accounts receivable	59,447

Balance as of December 31, 2007	(95,639)

8. RECOVERABLE TAXES

The balances as of December 31, 2007 and 2006 are as follows:

	2007	2006

Current
Social contribution tax prepayments (CSLL)	8,653	4,020
Income tax prepayments (IRPJ)	10,051	7,219
Social contribution and income taxes credits	10,766	11,159
Withholding income tax (IRRF)	71,825	67,303
ICMS (state VAT)	64,221	43,820
PIS (tax on revenue)	2,457	5,994
COFINS (tax on revenue)	8,594	28,343
INSS (social security)	1,831	330
Other	3,356	2,765

Total	181,754	170,953

Noncurrent
Social contribution tax (CSLL)	24,966	22,846
Income tax (IRPJ)	840	9,477
PIS (tax on revenue)	3,044	3,898
COFINS (tax on revenue)	859	6,588
ICMS (state VAT)	69,508	60,240
Other	730	-

Total	99,947	103,049

In noncurrent assets, the balance of “Social Contribution Tax” refers to the final favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista in 2004. The subsidiary CPFL Paulista is still awaiting the result of administrative proceedings in the Federal Revenue Service regarding the offset of the credit.

9. PREPAID EXPENSES

	Current		Noncurrent

	2007	2006	2007	2006

Regulatory asset (note 3)	183,979	178,082	28,647	19,398
Other	18,742	13,157	14,464	9,371

Total	202,721	191,239	43,111	28,769

10.DEFERRED TAXES

Composition of deferred income and social contribution taxes:

	2007	2006

Social contribution tax:
Tax loss carryforwards	34,637	45,557
Tax benefit on merged goodwill	234,114	169,809
Temporarily nondeductible differences	68,001	74,983

Subtotal	336,752	290,349

Income tax:
Tax loss carryforwards	83,092	101,300
Tax benefit on merged goodwill	714,041	490,722
Temporarily nondeductible differences	198,576	212,986

Subtotal	995,709	805,008

Other	-	2,190

Total	1,332,461	1,097,547

Current assets	168,485	188,942
Noncurrent assets	1,163,976	908,605

Total	1,332,461	1,097,547

The expected recovery of the deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income prepared by the Company and its subsidiaries, which are examined by the Fiscal Council and approved by the Boards of Directors.

The tax benefit on merged goodwill refers to the tax credit calculated based on the merged goodwill arising from acquisitions, recorded in accordance with CVM Instructions No. 319/1999 and No. 349/2001. The tax benefit have been realized proportionately to the merged goodwill amortization, in accordance with the net projected income of the subsidiaries during the remaining term of its concession.

Temporarily nondeductible differences are as follows:

	Social contribution tax		Income tax
	(CSLL)		(IRPJ)

	2007	2006	2007	2006

Reserve for contingencies	12,262	13,028	44,745	39,350
Post-retirement benefit obligation	5,914	7,566	17,425	22,011
Allowance for doubtful accounts	8,883	9,349	24,672	27,587
Provision for losses on realization of RTE	404	10,195	1,121	28,317
Research and development and energy efficiency
programs	14,000	8,457	38,888	23,491
Regulatory liability – increase in PIS and COFINS	8,105	2,776	22,512	7,710
Profit sharing	1,604	3,290	5,138	9,821
Differences in depreciation rates due to property,
plant and equipment revaluation	11,109	10,053	30,859	27,925
Other	5,720	10,269	13,216	26,774

Total	68,001	74,983	198,576	212,986

Reconciliation of income and social contribution taxes, reported in the statement of income for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005

	Social		Social		Social
	contribution	Income tax	contribution	Income tax	contribution	Income tax
	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)

Income before taxes	2,476,655	2,476,655	2,171,091	2,171,091	1,430,541	1,430,541
Statutory tax rates	9%	25%	9%	25%	9%	25%

Tax expense at statutory tax rates	(222,899)	(619,164)	(195,398)	(542,773)	(128,749)	(357,635)
Nondeductible goodwill amortization	(7,817)	(35,912)	(5,640)	(34,720)	(5,503)	(29,390)
Nondeductible supplementary monetary
restatement	(1,602)	-	(1,721)	-	(2,185)	-
Nondeductible pension income	-	-	-	-	5,540	15,390
Realization (accrual) of allowance for
loss on Investment	-	-	(15)	(41)	11,982	33,282
Dividends received from noncontrolling
investments	8	22	420	1,167	831	2,308
Differences in depreciation rates due to
property, plant and equipment
revaluation	-	-	5,330	14,805	(1,501)	(4,170)
Effect of presumed profit system	2,880	10,330	-	-	-	-
Interest on shareholders’ equity	13	35	-	-	17,150	47,638
Other additions/deductions, net	(3,542)	(4,189)	(494)	(2,283)	(1,836)	(2,864)

Subtotal tax expense	(232,959)	(648,878)	(197,518)	(563,845)	(104,271)	(295,441)
Tax credit allocated	486	53,326	9,700	17,400	11,899	51,480

Total Tax expense	(232,473)	(595,552)	(187,818)	(546,445)	(92,372)	(243,961)

Current tax expense	(202,083)	(560,363)	(172,998)	(477,036)	(101,787)	(287,008)
Deferred tax expense	(30,390)	(35,189)	(14,820)	(69,409)	9,415	43,047

The “non-deductible goodwill amortization” refers to the amortized goodwill from the investees, which is nondeductible for tax purposes.

“Differences in depreciation rates due to property, plant and equipment revaluation” - refers mainly to the difference between the depreciation rate used by the subsidiary RGE, as a result of the revaluation of assets and that applied to the equity. The lower depreciation of the subsidiary RGE generates additional income and social contribution taxes, and beginning 2006, these taxes have been deferred in the consolidated financial statements.

“Effect of presumed profit system” – Refers to the effect of a different income tax methodology, used to register and collect income taxes and social contribution to a specific subsidiary, in 2007.

“Realization of allowance for loss on investment” — in 2005, RGE disposed of its subsidiary Sul Geradora Participações, and accordingly the previously established provision for loss on investment became deductible.

“Tax Credit Allocated” refers to the tax benefit on the goodwill as consequence of Semesa’s merger by CPFL Geração, as described in note 1, and tax credit on tax loss carryforwards based on expectations of income and social contribution taxes payable in the future.

11.OTHER

The composition of the balance is as follows:

	Current		Noncurrent

	2007	2006	2007	2006

Receivables from CESP (a)	18,277	22,121	27,204	54,727
Advances - Fundação CESP	5,732	5,046	-	-
Pledges, funds and tied deposits (b)	3,137	6,208	139,181	71,113
Receivables from BAESA’s shaheholders (c)	-	16,755	31,794	-
Orders in progress	19,018	8,706	-	5,266
Services rendered to third parties	19,979	22,122	-	10
Reimbursement RGR	3,340	3,267	707	545
Advance energy purchase agreements	8,129	2,918	29,845	1,600
Other	33,740	22,866	3,089	8,796

Total	111,352	110,009	231,820	142,057

a) Receivables from CESP: Refers to receivables from CESP by the subsidiary CPFL Paulista, arising from settlements made through the distribution concessionaires of São Paulo in 1993. The balance is monetarily restated according to the variation of the US dollar, plus interest calculated on 50% of quarterly Libor and a spread of 0.40625% p.a., through two installments per year with final maturity in December 2009.

b) Pledges, funds and tied deposits: Refers mainly to guarantees (i) offered when loans were negotiated, and (ii) to suport CCEE transactions;

c) Receivables from BAESA’s shareholders: Differentiated rights to BAESA's net income were recognized as of December 31, 2006, in accordance with a shareholders' agreement, as equity in subsidiaries, at a different percentage from that of CPFL Geração's participation in the venture. However, in 2007, as a result of negotiation between the shareholders, it was agreed that CPFL Geração's right to the differentiated net income will be realized by settlement between the shareholders. In 2007, the amount was recorded in the statement of income as “Other Operating Income”.

12. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2007 and 2006, the composition of Property, plant and equipment is as follows:

		2007			2006

			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net

In Service:
Distribution		7,555,228	(3,835,444)	3,719,784	3,288,325

Intangible assets (a)	20	154,913	(58,268)	96,645	99,494
Land		52,464	-	52,464	50,184
Buildings, constructions and improvements	2 and 4	184,821	(107,543)	77,278	77,625
Machinery and equipment	2 to 10	7,058,769	(3,597,707)	3,461,062	3,036,062
Vehicles	10 and 20	72,865	(53,536)	19,329	13,779
Furniture and fixtures	10	31,396	(18,390)	13,006	11,181

Generation		1,499,460	(154,042)	1,345,418	668,944

Intangible assets (a)	20	2,315	(350)	1,965	1,656
Land		15,394	-	15,394	12,035
Reservoirs and dams	2 to 5	722,829	(44,822)	678,007	248,523
Buildings, constructions and improvements	2 and 4	232,663	(36,144)	196,519	123,718
Machinery and equipment	2 to 10	522,515	(70,964)	451,551	281,434
Vehicles	10 and 20	1,352	(661)	691	828
Furniture and fixtures	10	2,392	(1,101)	1,291	750

Commercialization		207,926	(79,261)	128,665	103,987

Intangible assets (a)	20	13,881	(5,830)	8,051	5,826
Land		152	-	152	120
Buildings, constructions and improvements	2 and 4	12,674	(9,445)	3,229	2,487
Machinery and equipment	2 to 10	170,162	(58,821)	111,341	91,445
Vehicles	10 and 20	4,236	(2,432)	1,804	1,285
Furniture and fixtures	10	6,821	(2,733)	4,088	2,824

Administration		231,479	(149,464)	82,015	69,854

Intangibles assets (a)	20	90,531	(60,795)	29,736	24,379
Land		2,545	-	2,545	2,197
Buildings, constructions and improvements	2 and 4	47,765	(26,089)	21,676	18,406
Machinery and equipment	2 to 10	43,879	(29,884)	13,995	12,057
Vehicles	10 and 20	6,629	(4,706)	1,923	1,395
Furniture and fixtures	10	40,130	(27,990)	12,140	11,420

Subtotal		9,494,093	(4,218,211)	5,275,882	4,131,110

(a) refers mainly to softwares and rights of way.

continues

		2007			2006

			Accumulated
			Depreciation
	Depreciation		and
	rate (%)	Cost	Amortization	Net	Net

				(Continued)
In Progress
Distribution		284,420	-	284,420	250,828
Generation		802,857	-	802,857	1,072,026
Commercialization		13,966	-	13,966	17,328
Administration		36,078	-	36,078	21,469

Subtotal		1,137,321	-	1,137,321	1,361,651

Assets leased to third parties
Land		4,676	-	4,676	4,675
Reservoirs and dams	2	105,853	(20,532)	85,321	86,812
Buildings, constructions and improvements	3.83	523,062	(110,328)	412,734	424,209
Machinery and equipment	5.93	306,795	(87,485)	219,310	228,562
Vehicles	20	92	(92)	-	-
Other	20	91	(38)	53	62

Subtotal		940,569	(218,475)	722,094	744,320

Subtotal		11,571,983	(4,436,686)	7,135,297	6,237,081
Other assets not linked to the concession		6,905	(2,532)	4,373	-

Total Property, plant and equipment .		11,578,888	(4,439,218)	7,139,670	6,237,081

Special obligations				(919,097)	(791,387)

Property, plant and equipment, net				6,220,573	5,445,694

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

The average depreciation rate of property, plant and equipment is approximately 5.0% per year for distributors and 2.6% per year for generators.

Fixed assets in progress - Of the balance as of December 31, 2007, R$ 779,154 refers to projects in the construction stage, as follows:

				FOZ DO
	CERAN	ENERCAN	BAESA	CHAPECÓ	TOTAL

Plant under construction as of
December 31, 2007	731,512	80,575	2,065	517,440	1,331,592
Company’s proportionate share
in each plant	475,484	39,260	516	263,894	779,154

The interest corresponding to the loans taken by these projects to finance the construction is being capitalized. In 2007, 2006 and 2005 the Company capitalized interest amounting to R$ 28,976, R$ 53,630 and R$ 53,757, respectively.

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

Special obligations - Special obligations linked to electric energy utility concession represent amounts received principally from the Federal, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. In accordance with ANEEL Resolution No.234/2006, which establishes the principles for holding the second cycle of the periodic tariff review, each distribution subsidiary is or will commence amortizing its special obligations prospectively, using the depreciation rates applied for depreciation of the Property, plant and equipment.

Public Utilities - Upon signing their respective Concession Agreements, the subsidiaries CERAN, ENERCAN, BAESA, Foz do Chapecó and Paulista Lajeado assumed obligations with the Federal Government in relation to the granting of the concession, due from the 7th or 8th to the 35th year of the concession, as “ Public Utilities”, adjusted annualy based on inflation (IGP-M). The balances as of December 31, 2007, are as follows:

	Annual amount		Total amount		Payment

		CPFL		CPFL
	Total	Energia's	Total	Energia's	Number of	Begin	Final
Companies		interest		interest	Parcel

CERAN	5,780	3,757	167,620	108,953	348	March/2007	February/2036
ENERCAN	1,511	736	42,938	20,920	341	June/2006	October/2034
BAESA	16,511	4,129	478,819	119,733	348	June/2007	May/2036
Foz do Chapecó	33,344	17,005	933,632	476,152	336	December/2008	November/2036
Paulista Lajeado	226	122	7,220	3,901	348	January/2004	January/2033

TOTAL	57,372	25,749	1,630,229	(729,659)

The subsidiaries record the concession amounts in expenses, upon the payments, according to realization.

13.GOODWILL

The composition of the goodwill account is as follows:

	2007			2006

	Historical	Accumulated			Amortization
	Cost	Amortization	Net Value	Net Value	Rate - 2007

Goodwill on acquisition
Parent company
CPFL Paulista	292,033	(38,708)	253,325	273,669	6.63%
CPFL Piratininga	39,065	(4,830)	34,235	36,690	6.25%
CPFL Geração	54,555	(8,036)	46,519	49,867	6.17%
RGE (note 1)	3,150	-	3,150	-	0.00%
Other	26	-	26	-

	388,829	(51,574)	337,255	360,226
Subsidiaries
CPFL Jaguariúna (note 1)	142,793	(5,116)	137,677	-	4.18%
ENERCAN	10,233	(419)	9,814	10,233	4.10%
Barra Grande	3,081	(445)	2,636	2,858	7.18%
Foz do Chapecó	7,319	-	7,319	7,319	0.00%
RGE (acquisition through CPFL
Paulista)	-	-	-	495,712	0.00%
RGE (acquisition through DOC3)	1,120,266	(677,599)	442,667	461,169	3.67%
CPFL Santa Cruz	-	-	-	111,794	0.00%
CPFL Geração (Semesa)	426,450	(171,550)	254,900	269,058	5.26%
Other	17,518	(9,239)	8,279	90	4.99% to 12.12%

	1,727,660	(864,368)	863,292	1,358,233

Subtotal	2,116,489	(915,942)	1,200,547	1,718,459
Goodwil reassessment
Parent company
CPFL Paulista	1,074,026	(216,391)	857,635	922,734	6.63%
CPFL Piratininga	115,762	(14,314)	101,448	108,720	6.25%
RGE	310,127	(10,717)	299,410	56,730	3.06%
CPFL Santa Cruz	61,685	(2,715)	58,970	-	4.40%

	1,561,600	(244,137)	1,317,463	1,088,184
Subsidiaries
CPFL Leste Paulista	21,131	(6,729)	14,402	-	8.38%
CPFL Sul Paulista	20,941	(6,834)	14,107	-	8.44%
CPFL Jaguari	20,026	(6,558)	13,468	-	8.43%
CPFL Mococa	8,444	(2,748)	5,696	-	8.48%

	70,542	(22,869)	47,673	-

Subtotal	1,632,142	(267,006)	1,365,136	1,088,184

Total	3,748,631	(1,182,948)	2,565,683	2,806,643

The goodwill is amortized proportionately to the projected net income for the remaining term of the concession contract of each investee, as required by ANEEL, and is subject to periodic review.

Goodwill reassessment

In order to streamline these investments financially and administratively, a sequence of corporate restructuring measures occurred and some subsidiaries were merged by its investees. Those mergers were registered following CVM Instructions No. 319/1999 and No. 349/2001, resulting in the reclassification of the tax benefit arising from goodwill to Deferred Taxes Credits (note 10). Those mergers also impact the investment recorded by the Parent Company that must recompose its equity investment through a goodwill reassessment. Those transaction avoid the negative impact on dividends paid arising from goodwill amortization to the Parent Company.

14.SUPPLIERS

As of December 31, 2007 e 2006, the balance is as follows:

	2007	2006

Current
System service charges	6,126	14,283
Energy purchased	572,498	515,103
Electricity network usage charges	94,931	75,131
Materials and services	148,174	132,604
Co-generation	5,559	4,224
Free energy (note 3)	35,609	103,581
Other	5,057	9,235

Total	867,954	854,161

Long-Term
Free energy (note 3)	223	-

15. TAXES AND PAYROLL CHARGES PAYABLE

As of December 31, 2007 and 2006, the balance is as follows:

	Current		Long-term

	2007	2006	2007	2006

ICMS (State VAT)	294,760	282,510	-	-
PIS (Tax on revenue)	11,668	11,368	-	838
COFINS (Tax on revenue)	52,910	49,286	249	3,862
IRPJ (Corporate income tax)	186,480	122,313	12,140	25,765
CSLL (Social contribution tax)	39,846	39,854	4,140	9,276
Other	18,429	17,427	-	-

Total	604,093	522,758	16,529	39,741

16.INTEREST, LOANS AND FINANCING

The composition is as follows:

	2007				2006

	Interest				Interest
	Current				Current
	and Long				and Long-
LOCAL CURRENCY	term	Current	Long-term	Total	term	Current	Long-term	Total

BNDES — Repowering
(PCHs)	124	7,057	26,521	33,702	161	4,104	23,813	28,078
BNDES — Investment	6,164	237,672	1,637,143	1,880,979	10,995	203,374	1,251,703	1,466,072
BNDES — Parcel “A”, RTE and Free energy	663	142,216	-	142,879	787	338,163	124,369	463,319
BNDES — Purchase of assets	16	-	869	885	-	-	-	-
Credit Rights Investment
Fund (FIDC)	-	-	-	-	7,086	4,953	-	12,039
Furnas Centrais Eletricas S.A.	-	47,519	111,665	159,184	-	-	124,404	124,404
Financial institutions	45,418	233,752	143,032	422,202	4,788	13,915	304,829	323,532
Other	607	28,913	26,416	55,936	548	34,349	21,127	56,024

Subtotal	52,992	697,129	1,945,646	2,695,767	24,365	598,858	1,850,245	2,473,468

FOREIGN CURRENCY
IDB	669	3,133	59,394	63,196	886	2,656	75,472	79,014
Financial institutions	31,531	162,443	860,064	1,054,038	7,158	56,602	547,281	611,041

Subtotal	32,200	165,576	919,458	1,117,234	8,044	59,258	622,753	690,055

Total	85,192	862,705	2,865,104	3,813,001	32,409	658,116	2,472,998	3,163,523

	As of December 31

LOCAL CURRENCY	2007	2006	Remuneration	Amortization	Guarantees

BNDES - Power Increases (PCH’s)
CPFL Geração	5,022	7,410	TJLP + 3.5% p.a.	84 monthly installments beginning February 2003	Guarantee of CPFL Paulista
CPFL Geração	248	442	UMBND + 3.5% p.a.	84 monthly installments beginning February 2003	Guarantee of CPFL Paulista
CPFL Geração	28,080	19,644	TJLP + 3.1% to 4.3% p.a.	monthly installments beginning September 2004	Guarantee of CPFL Energia
CPFL Geração	352	582	UMBND + 4% p.a.	72 monthly installments beginning September 2004	Guarantee of CPFL Energia
BNDES – Investment
CPFL Paulista — FINEM I	1,700	13,259	TJLP + 3.25% p.a.	78 monthly installments beginning October 2000 and October 2001	Revenue
CPFL Paulista — FINEM II	190,161	257,040	TJLP + 5.4% p.a.	48 monthly installments beginning January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista — FINEM III	125,574	-	TJLP + 3.3%	72 monthly installments beginning Janury 2008	Guarantee of CPFL Energia and receivables
RGE — FINEM I	136,740	136,542	TJLP + 3.5% to 5.0% p.a.	monthly installments beginning October 2000 to December 2012	Revenue / Reserve Account / Promissory notes
RGE — FINEM II	4,062	9,390	UMBND + 4.5% p.a. (1)	36 monthly installments beginning February 2006	Revenue collection/reserve account
CPFL Piratinga — FINEM I	70,808	95,718	TJLP + 5.4% p.a.	48 monthly installments beginning January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratinga — FINEM II	87,937	-	TJLP + 3.3% p.a.	72 monthly installments beginning January 2008	Guarantee of CPFL Energia and receivables
BAESA	166,751	181,797	TJLP + 3.125% p.a.	144 monthly installments beginning September 2006 and November 2006	Letters of Credit
BAESA	34,725	45,659	UMBND + 3.125% p.a.	144 monthly installments beginning November 2006	Letters of Credit
ENERCAN	372,079	389,214	TJLP + 4% p.a.	144 monthly installments beginning April 2007	Letters of Credit
ENERCAN	22,688	28,845	UMBND + 4% p.a.	144 monthly installments beginning April 2007	Letters of Credit
CERAN	277,903	261,797	TJLP + 5% p.a.	168 monthly installments beginning December 2005	Guarantee of CPFL Energia
CERAN	40,703	46,811	UMBND + 5% p.a. (2)	168 monthly installments beginning February 2006	Guarantee of CPFL Energia
CERAN	104,116	-	TJLP + 3.3% to 4.3% p.a.	168 monthly installments beginning November 2008	Guarantee of CPFL Energia
Foz do Chapecó	245,032	-	TJLP + 2.49% to 2.95% p.a.	192 monthly installments beginning October 2011	Pledge of shares, credit rights and income
BNDES — Parcel “A”, RTE and Free energy
CPFL Paulista — RTE	-	52,593	Selic + 1% p.a.	62 monthly installments beginning March 2002	Receivables
CPFL Paulista — Parcel “A”	139,760	332,938	Selic + 1% p.a.	13 monthly installments beginning May 2007	Receivables
CPFL Piratininga — Parcel “A”	-	67,031	Selic + 1% p.a.	9 monthly installments beginning September 2007	Receivables
CPFL Santa Cruz - RTE	-	5,166	Selic + 1% p.a.	65 monthly installments beginning March 2002	Revenue
CPFL Sul Paulista - RTE	2,267	-	Selic + 1% p.a.	79 monthly installments beginning March 2002	Receivables
RGE — Free Energy	494	3,251	Selic + 1% p.a.	60 monthly installments beginning March 2003	Receivables
CPFL Geração— Free Energy	358	2,340	Selic + 1% p.a.	60 monthly installments beginning March 2003	Guarantee of CPFL Paulista
BNDES — Purchase of assets
CPFL Brasil	885	-	TJLP + 2.84% p.a.	36 monthly installments beginning May 2009	Linked to the acquired asset
FIDC — CPFL Piratininga	-	12,039	112% of CDI	36 monthly installments beginning March 2004	Receivables
Furnas Centrais Eletricas S.A.
CPFL Geração	159,184	124,404	IGP-M + 10% p.a.	24 monthly installments beginning August 2008	Energy produced by plant
Financial institutions
CPFL Paulista
Banco do Brasil- Law 8727	49,675	52,341	Variation of IGPM +7.42% p.a.	240 monthly installments beginning May 1994	Receivables
RGE
Banco Itau BBA	103,425	104,243	106% of CDI	1 installment in March 2011	No guarantee
Banco Santander I	-	7,946	105% of CDI	7 quarterly installments beginning January 2006	Promissory notes
Banco Santander II	57,690	51,332	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	84,419	73,450	107.5% of CDI (3)	2 installment in January 2008 and 1 installment in February 2008	No guarantee
Banco do Brasil	38,481	34,220	105% of CDI	1 installment from January 2008	No guarantee
Foz de Chapecó
Banco Bradesco	88,512	-	104.6% CDI, 106.8% CDI and 107.6% CDI	1 installment in January 2008	No guarantee
Other
ELETROBRAS
CPFL Paulista	11,369	10,082	RGR + rate variable of 6% to 9% p.a.	120 monthly installments beginning August 2006	Receivables/Promissory notes
CPFL Piratininga	2,444	5,971	5% p.a.	120 Monthly installments beginning August 2006	Receivables/Promissory notes
RGE	5,183	5,493	RGR + rate of 6% to 6.5% p.a.	120 Monthly installments beginning August 2004	Revenue/Promissory notes
CPFL Santa Cruz	6,764	6,578	5%. p.a.	100 to 120 monthly installments beginning December 2002	Revenues
CPFL Leste Paulista	1,250	-	5% to 9% p.a.	120 Monthly installments beginning February 2008	Revenues
CPFL Sul Paulista	1,892	-	5% to 9% p.a.	120 Monthly installments beginning August 2007	Revenues
CPFL Jaguari	39	-	5% to 9% p.a.	120 Monthly installments beginning June 2007	Revenues
CPFL Mococa	356	-	5% to 9% p.a.	120 Monthly installments beginning January 2008	Revenues
Other	26,639	27,900

Total tocal currency	2,695,767	2,473,468

	As of December 31,

FOREIGN CURRENCY	2007	2006	Remuneration	Amortization	Collateral

IDB — Enercan	63,196	79,014	US$ + Libor + 3.5% p.a.	49 quarterly installments beginning June 2007	Guarantee of CPFL Energia
Financial institutions
Parent company
Banco do Brasil	183,756	8,406	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantees
CPFL Paulista
Debt Conversion Bond	9,610	14,174	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments beginning April 2004	Revenue/Government SP guarantee
New Money Bond	845	1,700	US$ +6-month Libor + 0.875% p.a.	17 semiannual installments beginning April 2001	Revenue/Government SP guarantee
FLIRB	857	1,724	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments beginning April 2003	Revenue/Government SP guarantee
C-Bond	12,434	17,316	US$ + 8% p.a.	21 semiannual installments beginning April 2004	Revenue/Government SP guarantee
Discount Bond	15,650	18,884	US$ + 6-month Libor +0.8125%p.a.	1 installment inApril 2024	Escrow deposits and revenue Gov.SP guarantee
PAR-Bond	22,412	27,052	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue Gov.SP guarantee
Banco do Brasil	83,139	156,707	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
ABN AMRO Real	327,002	-	Yen + 1.4824% p.a.(5)	1 installment in August 2009	No guarantee
RGE – Banco do Brasil	27,140	-	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
Nova 4 - Banco do Brasil	-	196,922	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
CPFL Geração - Banco do Brasil	308,742	153,444	Yen + 2.5% to 5.8% p.a. (6)	1 installment between February 2008 and April 2010	Guarantee of CPFL Energia
Enercan - Banco Itaú BBA	-	14,712	US$ + Libor + 14.5% (7)	1 installment in July 2007	No guarantee
Foz do Chapecó - Bradesco	62,451	-	US$+6.5% and 3.99% p.a. (8)	1 installment in January 2008	No guarantee

Total foreign currency	1,117,234	690,055

Total	3,813,001	3,163,523

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 119.0%, 134.45 and 135.0% of CDI	(4) 103.5% of CDI	(7) 109.5% of CDI
(2) Balance of R$ 16,673 of 2006, Swap of 138.43% of CDI	(5) 102.9% of CDI	(8) 104.6% of CDI
(3) Pre fixed interest from 14% to 15.19%	(6) 103.25% up to 104.2% of CDI

Main funding:

Local currency

BNDES - Investiment (CPFL Paulista - FINEM III) - The subsidiary obtained approval for financing of R$ 156,543 from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received R$ 125,011 during the year and the balance of R$ 31,532 is scheduled for release in 2008. The interest is paid quarterly and as from January 15, 2008 the payments will be made monthly.

BNDES - Investiment (CPFL Piratininga - FINEM II) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 121,574 from BNDES in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. By December 31, 2007 the subsidiary had received R$ 87,516 and the balance of R$ 34,058 is scheduled for release in 2008. The interest is paid quarterly and as from January 15, 2008 the payments will be made monthly.

BNDES - Investiment (CERAN) – Further installments of the loan from the BNDES contracted in February 2004 to finance Castro Alves and 14 de Julho projects, amounting to R$ 161,502 (R$ 104,976 in proportion to the participation of the subsidiary CPFL Geração), were released in 2007.

BNDES - Investiment (Foz do Chapecó) – In 2007, the Board of Directors of BNDES authorized the granting of credits in the amount of R$ 1,655,838 to the subsidiary Foz do Chapecó, to finance the construction of Foz do Chapecó Hydropower Plant. In 2007, R$ 480,000 was released (R$ 244,800 in proportion to CPFL Geração’s equity interest). To honor commitments assumed prior to release of BNDES funds, short-term loans of R$ 296,230 (R$ 151,077 in proportion to CPFL Geração’s equity interest) were taken out with financial institutions.

Foreign currency

Financial institution (CPFL Paulista) – The subsidiary contracted a foreign currency loan from ABN AMRO REAL in August 2007, amounting to R$ 360,000, in order to make the escrow deposit mentioned in Note 20.

Financial institution (RGE) – In 2007 the subsidiary contracted a loan of R$ 27,053 from Banco do Brasil, in order to finance working capital requirements.

Financial institution (CPFL Geração) – the subsidiary contracted credit lines from Banco do Brasil, to honor short-term commitments of R$ 177,700, maturing between February 2008 and April 2010. The interest will be paid together with the principal between February 2008 and April 2010.

Financial institutions (Parent Company) – refers to the loan of R$ 200,000 contracted in 2006 from the Banco do Brasil, for acquisition of a share in the indirect subsidiary CPFL Santa Cruz. The principal and interest mature in September 2009. In 2007, the Company assumed the loan in the course of assumption of the subsidiary's debt.

Maturity of loans and financing

As of December 31, 2007, the maturities of the long-term portion of loans and financing are as follows:

Maturity	Amounts
2009	1,061,465
2010	367,245
2011	270,273
2012	132,784
After 2012	1,033,337

Total	2,865,104

Indices

The main indices used to monetarily restate Loans and Financing and the composition of the indebtedness profile in local currency are stated below:

Index	Accumulated Variation in %		Debt Composition %

	2007	2006	2007	2006

IGP-M (General Price Index – Market)	7.75	3.83	7.75	7.15
UMBND (BNDES basket of currencies)	(16.78)	(8.52)	3.81	4.95
TJLP (Long-term Interest Rate)	6.38	7.87	67.25	55.15
CDI (Interbank Deposit Certificate)	11.82	15.03	13.82	11.45
SELIC	11.85	15.07	5.30	18.73
Other	-	-	2.07	2.57

			100.00	100.00

SWAP OPERATIONS

The gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded in the balance sheet, under Derivatives, and corresponding amounts are recognized under financial income or expense (see note 31.2) . These operations as of December 31, 2007, resulted in a net liability of R$ 175,744 (liability of R$ 74,758 as of December 31, 2006).

Restrictive covenants

Loans and financing contracts with BNDES establishes restrictions to the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not realize payments of dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) totally accomplish with the restrictive conditions established by the contract. In adition, certain loans and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters as follows:

CPFL Paulista:

BNDES - FINEM I – (Lead bank: BRADESCO)

• Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2008;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008.

BNDES - FINEM II – (Lead bank: UNIBANCO)

• Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2010.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and 0.75 from 2009 to 2010.

BNDES - FINEM III – (Lead bank: BANK OF BRASIL)

• Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2013.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and 0.75 from 2009 to 2013.

CPFL Piratininga:

BNDES - FINEM I – (Lead bank: UNIBANCO)

• Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 in 2009 to 2010.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2010.

BNDES - FINEM II – (Lead bank: BANCO DO BRASIL)

• Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 from 2009 to 2013.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2013.

RGE:

BNDES - FINEM I (Lead bank: Caixa Econômica Federal)

• Net indebtedness divided by EBITDA – less or equal to 3.0.

• Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

BNDES - FINEM II - (Lead bank: UNIBANCO)

• Net indebtedness divided by EBITDA – less or equal to 2.5.

• Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

Itaú BBA Bank - Contains restrictive clauses in relation to amendment or changes to the Capital, and any direct or indirect change, transfer or assignment of the share control, or merger, amalgamation or spin-off, without the prior and express agreement of the creditor. The following financial ratios must also be maintained:

• EBITDA divided by net financial expenses - higher or equal to 1.6;

• Net financial indebtedness divided by EBITDA – less or equal to 2.7.

ABN AMRO Real Bank - Requires compliance with the following financial ratios:

• Total indebtedness divided by EBITDA - less or equal to 3.0;

• Interest coverage – higher or equal to 2.0;

• Maximum total indebtedness divided by Capitalization – less or equal to 0.55.

CPFL Geração:

The loans raised from the BNDES by the indirect jointly-controlled subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

ENERCAN's loan from BNDES and IDB establishes restrictive clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters.

As a result of the damage that occurred in November 2005 in the bypass tunnels of the Campos Novos hydropower plant, which caused the postponement of commercial operations for the three generator sets, the requirements to meet certain contractual obligations by the deadline originally foreseen was delayed. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

Certain loans and financing of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, or in a reduction in the direct or indirect interest of VBC Energia S.A. in the capital of CPFL Paulista to less than 25%.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The management believes that, except for the coment related to the indirect subsidiary ENERCAN, the Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts with financial institutions.

17.DEBENTURES

Composition of Debentures

					2007				2006

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non current	Total

Parent Company
3rd Issue
Unique series	45,000	CDI + 0.45% p.a.	3 annual installments from September 2012	Unsecured	15,983	-	450,000	465,983	-	-	-	-
CPFL Paulista
2nd Issue
1st series	11,968	109% of the CDI	July 1, 2009.	Unsecured	7,109	-	119,680	126,789	8,756	-	119,680	128,436
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	7,368	-	155,217	162,585	6,786	-	144,150	150,936
3rd Issue
1st series	64,000	104.4% of CDI	3 annual installments from December 2011	CPFL Energia guarantee	5,328	-	640,000	645,328	6,247	-	640,000	646,247

					19,805	-	914,897	934,702	21,789	-	903,830	925,619
CPFL Piratininga
1st Issue

Unique series	40,000	104.4% of the CDI	2 annual installments from January 2010	CPFL Energia guarantee	22,641	-	400,000	422,641	27,878	-	400,000	427,878

RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	1 installment in April 2011	Unsecured	3,660	-	26,200	29,860	2,692	-	26,200	28,892
2nd series	20,380	106.0% of CDI	1 installment in April 2009	Unsecured	5,584	-	203,800	209,384	6,644	23,000	180,800	210,444
3rd Issue
1st series	1	CDI + 0.60% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	888	-	100,000	100,888	-	-	-	-

					10,132	-	330,000	340,132	9,336	23,000	207,000	239,336
CPFL Geração
				CPFL Energia
				guarantee,
2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	Receivables and CPFL	1,720	150,416	80,758	232,894	2,923	136,252	230,347	369,522
				Geração common
				nominal shares
Baesa
1st Serie	9,000	105% of the CDI	Quarterly with settlement in August 2016.	Letters of Guarantee	1,008	3,164	25,560	29,732	3,150	-	28,353	31,503
2nd Serie	9,000	IGP-M + 9.55% p.a.	Annually with settlement in August 2016.	Letters of Guarantee	235	1,037	7,257	8,529	1,102	-	9,915	11,017

					1,243	4,201	32,817	38,261	4,252	-	38,268	42,520

					71,524	154,617	2,208,472	2,434,613	66,178	159,252	1,779,445	2,004,875

CPFL Energia

On October 25, 2007, 45,000 registered, book-entry and single series subordinated debentures, non-convertible into shares were subscribed and paid up. The par value on the issued date was R$ 10. Interest will be paid every six months, and the first payment is due in March 2008. This issue is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna. The total capital of CPFL Jaguariúna was acquired on June 18, 2007 through the subsidiary Perácio, and approved by ANEEL in June 2007. The funds raised through the Debenture Issue was accordingly used to prepay the 4th Issue Promissory Notes of CPFL Energia, which was originally used to pay CPFL Jaguariúna acquisition.

RGE

On December 1, 2007, the subsidiary RGE issued a third series of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares with no scheduled renegotiation option. The debentures will be issued in five series, each comprising a single and indivisible debenture. The objective of the issue was to adjust the financial position of RGE, provide sufficient liquidity to cover the investments in fixed assets and permit the liquidation of debts with maturities to 2009. The total value of the issue willl be R$ 380,000. The first series was subscribed and fully paid in December 2007, in the amount of R$ 100,000, and will have a term of 6 years with final maturity on December 1, 2013. Interest on the debentures is paid half-yearly, on June 1st and December 1st of each year.

Maturity of debentures

Maturities of the long-term portion of the debentures as of December 31, 2007 are as follows:

2009	563,657
2010	204,201
2011	477,067
2012	396,666
After 2012	566,881

TOTAL	2,208,472

Restrictive covenants

The debentures are subject to ceirtan restrictive covenants, including clauses that require maintaining certain financial ratios within predefined parameter ranges. The main ratios are as follows:

CPFL Energia:

• Third issue:

a) Ratio of net debt to EBITDA - less or equal to 3.75; and
b) Ratio of EBITDA to financial income - greater than or equal to 2.25.

CPFL Paulista:

• The second issuance of debentures establishes the following ratios and limits:

a) ratio of EBITDA to financial expenses greater than or equal to 1.5 for all years; and
b) in relation to total capitalization, the level of capital must be at least 40%, while the level of third-party capital must be a maximum of 60%;

• The third issuance of debentures establishes the following ratios and limits:

a) ratio of net indebtedness to EBITDA less than or equal to 3.0; and
b) ratio of EBITDA to financial expenses greater than or equal to 2.25.

RGE:

• The subsidiary RGE must comply with restrictive covenants for its second issue and certain ratios and financial limits of the debentures, as follows:

a) Total debt divided by EBITDA – less or equal to 3.0;
b) EBITDA divided by the financial expenses – greater than or equal to 2.0; and
c) Total debt divided by the total capitalization – less or equal 0.55.

CPFL Piratininga:

• The ratios and financial limits are:

a) ratio of net indebtedness to EBTIDA less than 3.0; and
b) ratio of EBITDA to financial expenses greater than or equal to 2.25.

BAESA:

Stipulates accelerated settlement when the total indebtedness ratio exceeds the limit of 75% of total assets.

Several debentures are subject to early maturity in the event of changes to the corporate structure of the Company or its subsidiaries that involve the loss, on the part of the Company’s current shareholders, of the share control or control of the Company’s management, or a reduction in the direct or indirect participation of VBC Energia S.A. in the capital of the subsidiary CPFL Paulista to less than 25%.

Failure to comply with the restrictions mentioned above could lead to default in relation to other contractual obligations (cross default).

In the opinion of Company’s management, these restrictive conditions and clauses are being adequately complied with.

18. POST-RETIREMENT BENEFIT OBLIGATION (PENSION PLAN)

The subsidiaries CPFL Paulista, CPFL Geração and CPFL Piratininga, through Fundação CESP, RGE, through Fundação CEEE de Seguridade Social – ELETROCEEE, CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and CPFL Jaguariúna and subsidiaries through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997. The amount is established in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

• retirement for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

• scheduled retirement, under a defined contribution plan, up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The pension plan only becomes a Defined Benefit type plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension, based on the balance at the retirement date.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiaries in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and monetarily restated by the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms changed to 175 monthly payments and 14 annual installments, as from December 31, 2005, with final maturity on July 31, 2020. The balance of this obligation as of December 31,2007 was R$ 560,190 (R$ 573,715 as of December 31, 2006).

II – CPFL Piratininga

On April 2, 1998, the Supplementary Pensions Department – SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension in relation to the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and monetarily restated by the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms were amended to 183 monthly payments and 15 annual installments, in relation to the base date of December 31, 2005, with final maturity on March 1, 2021. The balance of the obligation as of December 31, 2007, is R$ 145,813 (R$ 160,258 as of December 31, 2006).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and monetarily restated according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms were amended to 178 monthly installments and 14 annual installments, in relation to the base date of December 31, 2005, with final maturity on October 31, 2020. As of December 31, 2007, the balance of the liability, which is monetarily restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 11,318 (R$ 11,575 as of December 31, 2006).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

The amounts recognized in the balance sheet as of December 31, 2007 and 2006, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, adjusted to comply with the criteria of CVM Resolution n° 371/00, are presented as follows:

Reconciliation of assets and liabilities	2007	2006

Present value of actuarial liabilities	3,597,623	3,150,340
Fair value of plan assets	(3,164,748)	(2,588,740)

Present value of liabilities exceeding fair value of assets	432,875	561,600
Adjustments due to deferral
Unrecognized actuarial gains	247,904	254,852
Unrecognized cost of past service	(79)	(90)

Net actuarial liability recorded	680,700	816,362
Decrease of 50% on actuarial assets(*)	3,519	-

Net actuarial assets / liabilities recognized on balance sheet	684,219	816,362

The unrecognized actuarial gains as of December 31, 2007 that exceed 10% of the Plan’s liabilities or assets, will be recognized by means of amortization during the remaining useful lives of the plan’s participants.

Changes in net actuarial liabilities were as follows:

	2007	2006

Net actuarial liability at the beginning of the year	816,362	874,259
Assets included due to acquisition of equity interests	-	379
(Income) Expense recorded to statement of income during the year	(46,887)	41,579
Sponsor’s contributions	(85,256)	(99,855)

Net acturial liability at the end of the period	684,219	816,362
Other contributions	36,305	43,999

TOTAL	720,524	860,361

Current	64,484	86,715
Long-term	656,040	773,646

	720,524	860,361

The external actuary estimates the following net periodic pension cost for 2008, 2007, 2006 and 2005:

	2008	2007	2006	2005
	Project	Realized	Realized	Realized

Cost of service	6,999	6,125	6,234	6,860
Interest on actuarial liabilities	356,370	341,376	343,543	331,513
Expected return on plan assets	(448,405)	(392,038)	(355,699)	(246,145)
Unrecognized cost of past service	11	11	11	11
Unrecognized actuarial gains	(1,239)	(3,859)	(1,870)	-
Increase in liabilities due to adoption of CVM Res. No. 371	-	-	51,483	49,693

Total (income) expense	(86,264)	(48,385)	43,702	141,932
Expected participants’ contributions	(1,570)	(1,942)	(2,123)	(3,007)

Subtotal (income) expense	(87,834)	(50,327)	41,579	138,925
Decrease of 50% on prepaid pension expense (*)	3,683	3,440	-	-

Total	(84,151)	(46,887)	41,579	138,925

(*) As the sponsor, RGE matches the participants’ contributions to this plan. Therefore only 50% was recorded.

The (income) expenses were recorded in the following accounts in the statement of income:

	As of December 31,

	2007	2006	2005

(Income) Expense with the employee pension plans
Operating cost	(46,887)	(7,470)	90,362
Operating expenses (income)	-	(240)	(725)
Extraordinary item net of tax effects	-	32,559	32,559
Taxation of extraordinary item	-	16,730	16,729

Total	(46,887)	41,579	138,925

The extraordinary item recorded in 2006 and 2005 refers to the plan deficit as of December 31, 2001, on adoption of CVM No. 371, which was deferred and amortized in subsequent years, up to December 31, 2006.

The main assumptions that were taken into consideration in the pension calculations at the balance sheet date were as follows:

CPFL Paulista,
CPFL Piratininga and
	CPFL Geração		RGE

	2008	2007	2008	2007

Nominal discount rate for
actuarial liabilities	10.24% p.a. (*)	11.30% p.a. (**)	10.24% p.a.	9.39% p.a.
Nominal rate of return on plan assets:			12.32% p.a.	9.39% p.a.
Estimated rate of nominal
salary increases	6.08% p.a.	7.10% p.a.	6.08% p.a.	5.26% p.a.
Estimated long-term inflation rate
(as a basis for establishing the
nominal rates above)	4.0% p.a.	5.0% p.a.	4.0% p.a.	3.2% p.a.

Biometric mortality table	AT-83	GAM83	AT-83	GAM83
Biometric disability table	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)

Expected turnover rate:	0.3/(Service time + 1)	0.3/(Service time + 1)	null	0.3/(Service time + 1)

(*) CPFL Paulista and CPFL Geração 14.82% p.a. and CPFL Piratininga 14.14% p.a.
(**) CPFL Paulista and CPFL Geração 15.95% p.a. and CPFL Piratininga 15.80% p.a.

19.REGULATORY CHARGES

	2007	2006

Fee for the use of water resources	2,327	-
Concession reserve fund — RGR	5,741	3,793
ANEEL inspection fee	1,873	1,759
Fuel consumption account — CCC	27,195	70,802
Energy development account — CDE	31,560	28,659

	68,696	105,013

Concession Reserve Fund – RGR: a reserve fund managed by Eletrobrás, as a Federal Government agency, created to provide funds for payments to concessionaires upon expiration of concession contracts, upon which concessionaires are refunded by the net amount of permanent assets recorded. Decree No. 1771/96 introduced the RGR rate of 2.5% based on property, plant and equipment — in service, limited to 3.0% of total gross operating revenue, net of the state VAT (ICMS).

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

20.RESERVE FOR CONTINGENCIES

	2007				2006

		Escrow				Escrow	Reserve
		Deposits	Reserve for	Other		Deposits	for	Other
	Reserve	related to	Contingencies,	escrow	Reserve	related to	Contingencies,	escrow
	- Gross	Contingencies	net	deposits	- Gross	Contingencies	net	deposits
		(1)		(2)		(1)		(2)

Labor (a)
Various	66,610	51,443	15,167	35,184	70,736	47,597	23,139	13,799
Civil
General damages (b)	14,716	12,670	2,046	20,509	13,535	9,922	3,613	9,023
Tariff increase (c)	15,872	4,068	11,804	5,998	24,207	11,686	12,521	4,769
Energy purchased (d)	40,809	28,168	12,641	-	40,809	28,167	12,642	-
Other	9,792	8,610	1,182	14,308	7,563	6,310	1,253	9,743

	81,189	53,516	27,673	40,815	86,114	56,085	30,029	23,535
Tax
FINSOCIAL (e)	18,171	18,171	-	33,603	17,926	17,926	-	33,149
Increase in PIS and
COFINS	2,592	-	2,592	301	1,053	-	1,053	301
PIS and COFINS -
Interest on
shareholders’ equity (f)	46,811	-	46,811	-	26,045	-	26,045	-
Income tax (g)	52,400	32,323	20,077	375,267	43,993	23,753	20,240	1,532
Other (h)	8,280	3,423	4,857	12,874	3,205	-	3,205	9,530

	128,254	53,917	74,337	422,045	92,222	41,679	50,543	44,512

Total	276,053	158,876	117,177	498,044	249,072	145,361	103,711	81,846

		Amounts
		included due to
		acquisition of
		equity interests				Monetary
	2006	(note 1)	Addition	Reversal	Payment	Restatement	2007

Labor	70,736	1,788	7,461	(5,227)	(8,148)	-	66,610
Civil	86,114	797	26,149	(16,918)	(15,020)	67	81,189
Tax	92,222	6,150	28,528	(3,015)	(42)	4,411	128,254

Reserve for contingencies - Gross	249,072	8,735	62,138	(25,160)	(23,210)	4,478	276,053

( - ) Escrow deposits (1) + (2)	(227,207)	(6,131)	(478,520)	47,418	26,029	(18,509)	(656,920)

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

f) PIS/COFINS — Interest on Shareholders’ equity: At the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

g) Income tax: In the subsidiary CPFL Piratininga, the reserve refers to an injunction obtained involving the tax deductibility of CSLL in the IRPJ calculation. In the subsidiary RGE, it basically refers to a request to suspend the decision of the Federal Revenue Service, to allow the deductibility of amounts related to complementary pension benefits of Fundação ELETROCEEE.

h) Other: Refers to other lawsuits in progress at the judicial and administrative levels and of a regulatory nature arising from the ordinary course of business involving mainly tax matters relating to INSS (Social Security), FGTS (Severance Pay Fund) and SAT (Occupational Accident Insurance).

Possible losses: The Company is also a party to lawsuits for which an adverse outcome is deemed possible. In connection with these lawsuits, the Company’s management, based on the advice of external counsel, believes that the Company has a solid defense. However, there is not a consistent trend in decisions issued by Brazilian courts or any decisions from the Brazilian superior courts that would enable the Company to classify losses regarding the related claims as either probable or remote. Claims relating to possible losses as of December 31, 2007 are as follows: (i) claims relating to several labor issues amounting to approximately R$ 211,432 (R$ 168,847 as of December 31, 2006); (ii) claims relating to civil litigation, principally related to general damages, environmental and tariff increase which amount to approximately R$ 398,739 (R$ 421,474 as of December 31, 2006); and (iii) claims relating to tax litigation, principally related to income tax and tax on revenue (ICMS, FINSOCIAL, PIS e COFINS), amounting to approximately R$ 466,769 (R$ 327,475 as of December 31, 2006).

Other - Escrow Deposits - Income Tax: refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees of the subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. After consulting the Brazilian Federal Income Office, the subsidiary CPFL Paulista obtained a favorable answer in Note MF/SRF/COSIT/GAB n° 157 of April 9, 1998, and used the tax deductibility of the expense, thereby generating tax loss carryforwards in that year. In March 2000, CPFL Paulista was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit to permit continuity of the discussions, the Company made an escrow deposit of R$ 360,255 (R$ 373,116 monetarily restated to December 31, 2007). Based on the updated position of the legal counsel in charge of this case, the risk of loss continues to be classified as remote.

Management of the Company and its subsidiaries, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by reserves recorded in the financial statements or that could result in a significant impact on future results.

21.OTHER

	Current		Long Term

	2007	2006	2007	2006

Consumers and concessionaires (a)	55,724	50,927	-	-
Regulatory liability (note 3)	150,360	49,816	137	732
Energy Efficiency Programs (PEE) (b)	45,241	40,102	59,853	44,387
Research and Development (R&D) (b)	34,280	25,435	44,535	38,049
National Scientific and Technological Development
Fund (FNDCT) (b)	24,220	25,610	3,257	5,868
Energy Research Company (EPE) (b)	12,264	34,626	1,113	-
Fund for reversal	-	-	17,751	17,750
Advances (c)	11,475	7,780	82,597	-
Interest on compulsory loan (d)	3,954	3,998	-	-
Emergency Capacity Charge and Emergency Energy
Purchase Charge (ECE/EAEE) (e)	4,466	10,386	-	-
Provision for environmental expenses	778	-	3,684	13,321
Payroll	9,617	3,951	-	-
Profit sharing (note 28)	23,893	20,832	-	-
Other	51,451	30,230	6,565	7,834

Total	427,723	303,693	219,492	127,941

a) Consumers and concessionaires: Refer to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or refunded to consumers, or related to customers enrolled in the “Universal Service Program.” Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga.

b) Research and development and energy efficiency programs – The subsidiaries recognized liabilities related to amounts already billed in tariffs (1% of Net Operating Income), but not yet invested in the Research and development and energy efficiency programs. These amounts are monthly updated by the SELIC rates, through the time of realization.

c) Advances: Refer to advances made by consumers to carry out works and services. Non-current refers to the contribution made exclusively by the shareholder Chapecoense to Foz do Chapecó. The subsidiary CPFL Geração will contribute funds relating to its participation in proportion to the requirements of the Foz do Chapecó Project.

d) Interest on compulsory loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

e) Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”) – Refer to the tariff charges relating to the contracting of emergency capacity and energy collected from consumers through January 2006 and passed through to the Brazilian Emergency Power Trader (“CBEE”).

22.SHAREHOLDERS’ EQUITY

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. The shares are negotiated abroad in the form of American Depositary Receipts – ADRs, which individually are represented by 3 commom shares.

According to its Bylaw, the Company is authorized to increase its capital, when approved by the Board of Directors, of an additional 500,000,000 commom shares. The Shareholders’ equity is represented by 479,910,938 outstanding common shares, without par value, distributed as follows:

	2007		2006

Shareholders	Shares	%	Shares	%

VBC Energia S.A.	136,329,808	28.41	139,002,673	28.97
521 Participações S.A.	149,233,727	31.10	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
Other Shareholders	133,599,816	27.83	130,778,505	27.26
Board Members	3,112	0.00	11	0.00
Statutory Directors	30,964	0.01	31,657	0.01

Total	479,910,938	100.00	479,756,730	100.00

The Extraordinary General Meeting of the Company and the subsidiary RGE, held on December 18, 2007, approved the merger of all the common shares of RGE’s minority shareholders in the equity of CPFL Energia by an increase of R$ 6,385 in the Company’s capital, through the issue of 154,208 common shares.

In July 2007, the Company's Board of Directors approved the declaration and payment of interim dividends totaling R$ 842,375, corresponding to R$ 1.755837558 per share, on the results for the first half-year of 2007.

During 2007, the Parent Company made a total payment of R$ 1,557,428 regarding the dividends declared on December 31, 2006 and June 30, 2007.

22.1 - Allocation of Net Income for the Year

The Company’s By-laws stipulate the distribution of a minimum dividend of 25% of net income, adjusted in accordance with the law, to the holders of its shares.

For this year, the Company’s management is proposing distribution of the remaining balance of net income, through the declaration of R$718,889 in the form of dividends, corresponding to R$1.497964530 per share, as shown below:

Net Income — Company	1,643,436
Statutory reserve — Recognition	(82,172)

Adjusted Net income	1,561,264
Interim dividend	(842,375)
Proposed dividend	(718,889)

Retained earnings	-

22.2 – Capital Reserve

Refers to gain on selling of treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the merger of the shares of non-controlling shareholders. The shares were sold resulting in a gain of R$ 16, recorded as a Capital Reserve.

23.OPERATING REVENUES

	No. of Consumers
	(in thousands) (*)			Gwh(*)			R$

Revenue from Electric Energy Operations	2007	2006	2005	2007	2006	2005	2007	2006	2005

Consumer class
Residential	5,368	4,937	4,805	10,766	9,489	8,783	4,555,313	3,922,483	3,556,914
Industrial	87	81	81	16,692	16,882	16,995	4,123,411	3,662,592	3,328,655
Commercial	484	448	446	6,509	5,779	5,329	2,494,199	2,145,111	1,868,848
Rural	265	237	234	2,511	1,966	1,730	482,039	369,114	312,614
Public administration	41	37	36	972	862	800	352,223	303,339	261,696
Public lighting	5	3	2	1,284	1,152	1,098	276,622	241,337	225,472
Public services	6	5	5	1,590	1,472	1,400	448,637	390,015	329,866

Billed	6,256	5,748	5,609	40,324	37,602	36,135	12,732,444	11,033,991	9,884,065
Own consumption	1	1	1	30	25	25	-	-	-
Unbilled (Net)	-	-	-	-	-	-	(32,826)	75,361	39,607
Emergency charges—ECE/EAEE	-	-	-	-	-	-	48	3,052	229,153
Realization of extraordinary tariff adjustment (note 3 a)	-	-	-	-	-	-	(223,510)	(257,983)	(258,143)
Realization of free energy (note 3 a)	-	-	-	-	-	-	(76,487)	(103,406)	(96,752)
Tariff review – Remuneration basis (note 3 b.1)	-	-	-	-	-	-	8,301	26,970	(80,686)
Realization of tariff review - Remuneration basis (note 3 b.1)	-	-	-	-	-	-	(41,834)	98,010	48,762
Tariff review – Depreciation (note 3 b.1)	-	-	-	-	-	-	6,310	10,402	28,442
Realization of tariff adjustment – Depreciation (note 3.b.1)	-	-	-	-	-	-	(36,324)	-	-
Tariff adjustment – Purchase of electric energy from ltaipu (note 3 b.3)	-	-	-	-	-	-	-	15,152	33,339
Realization of tariff adjustment – Purchase of electric energy from ltaipu (note 3 b.3)	-	-	-	-	-	-	(13,052)	(35,615)	-
Tariff adjustment - other (note 3 b.3)	-	-	-	-	-	-	26,768	25,642	2,088
Realization of tariff adjustment - other (note 3 b.3)	-	-	-	-	-	-	(39,212)	(3,122)	(328)
PIS and COFINS – Generators pass through (note 3)	-	-	-	-	-	-	(7,579)	(39,367)	22,958
Realization PIS and COFINS – Generators pass through (note 3 b.3)	-	-	-	-	-	-	13,370	14,089	(11,424)
Discount of tariff adjustment TUSD and
irrigation (note 3 b.3)	-	-	-	-	-	-	77,489	46,792	4,009
Realization of discount of tariff adjustment
TUSD discount and irrigation (note 3 b.3)	-	-	-	-	-	-	(38,690)	(10,688)	(3,956)

ELECTRICITY SALES TO FINAL CONSUMERS	6,257	5,749	5,610	40,354	37,627	36,160	12,355,216	10,899,280	9,841,134

Furnas Centrais Elétricas S.A				3,026	3,026	3,025	298,818	273,480	298,676
Other concessionaires and licensees				3,842	3,484	2,197	284,983	200,376	123,160
Current electric energy				1,863	951	938	99,141	26,673	38,293

ELECTRICITY SALES TO WHOLESALERS				8,731	7,461	6,160	682,942	500,529	460,129

Revenue due to network usage charge – TUSD							799,634	691,896	472,607
Low income consumers’ subsidy (note 3 d)							13,934	23,835	21,329
Other revenues							355,658	111,512	111,859

OTHER OPERATING REVENUES							1,169,226	827,243	605,795

Total							14,207,384	12,227,052	10,907,058

(*) Unaudited

See Note 3 (a) (Free energy) and Note 11.c (Receivables from BAESA’s shaheholders) in respect of accounting records involving other revenue and income.

24.ELECTRICITY COST

	GWh (*)			R$

	2007	2006	2005	2007	2006	2005

Electricity purchased for resale
Electricity purchased in the regulated market (ACR)
Itaipu Binacional	10,990	10,761	10,501	982,990	886,087	883,901
Furnas Centrais Elétricas S.A	1,207	892	2,918	88,598	63,161	248,236
CESP — Cia. Energética de São Paulo	1,071	372	2,556	83,999	26,291	217,194
Cia. de Geração de Energia Elétrica do Tietê	377	387	1,218	32,631	32,800	102,833
Duke Energy Inter. Geração. Paranapanema S.A	1,195	939	1,506	116,076	88,614	137,761
Tractebel Energia S.A	8,110	6,690	3,789	1,006,452	801,003	425,580
Petrobrás – Petróleo Brasileiro S.A	1,717	1,717	1,769	195,924	198,584	173,058
EMAE — Empresa Metropolitana de Águas e Energia	28	20	188	1,951	1,351	15,622
Cia. Estadual Energia Elétrica (CEEE)	96	69	186	7,260	4,304	12,395
AES Uruguaiana Ltda	1,244	1,119	834	163,188	123,883	96,881
CCEE	783	520	507	108,429	18,660	7,326
Other	2,856	1,739	985	305,757	168,367	78,811

	29,674	25,225	26,957	3,093,255	2,413,105	2,399,598

Energy purchased in the free market (ACL)	18,488	20,773	16,292	1,313,965	1,375,919	1,060,874

	48,162	45,998	43,249	4,407,220	3,789,024	3,460,472

Deferral related to variations of CVA, net				96,014	4,105	57,691
Surplus and shortages of energy (note 3 b.3)				(74,041)	8,643	(44,212)
Tarriff Review – Reimbursement to the consumer (note 3 b.3).				26,213	-	-
PIS and COFINS — Generators pass-through (note 3 b.3)				-	(39,256)	22,958
PIS/COFINS credit				(403,666)	(343,319)	(322,144)
Other				540	-	-

Subtotal				4,052,280	3,419,197	3,174,765

Electricity network usage charges
Basic network charges				631,665	563,910	538,359
Charges for transmission from Itaipu				66,602	62,013	59,633
Connection charges				63,380	35,594	46,874
System Service Charges (ESS)				5,016	21,039	24,291

				766,663	682,556	669,157

Deferral related to variations of CVA, net				1,738	167,628	163,189
PIS/COFINS credit				(65,620)	(76,107)	(75,160)

Subtotal				702,781	774,077	757,186

Total				4,755,061	4,193,274	3,931,951

(*) Unaudited

25.OPERATING EXPENSES

	2007	2006	2005

Sales and Marketing
Personnel	55,388	47,897	37,190
Materials	2,444	9,931	5,955
Outside services	59,669	31,721	31,354
Allowance for doubtful accounts	47,534	83,324	63,893
Depreciation and amortization	9,977	7,078	5,997
Collection fee	47,570	50,090	43,453
Other	205,471	14,190	9,668

Subtotal	428,053	244,231	197,510

General and Administrative Expenses
Personnel	115,537	102,639	76,552
Materials	5,548	5,258	4,769
Outside services	149,450	130,126	112,842
Leases and rentals	4,397	3,852	5,716
Depreciation and amortization	20,386	18,311	23,098
Publicity and advertising	11,644	8,657	7,677
Legal, court and indemnities	24,574	29,229	17,183
Donations, contributions and subsidies	7,324	4,005	6,646
Other	15,044	12,332	12,444

Subtotal	353,904	314,409	266,927

Other Operating Expenses
Inspection fee	21,258	17,942	16,637
Losses on extraordinary tariff adjustment and free energy (note 3 a)	9,735	1,038	91,806
Other	3,430	407	2

Subtotal	34,423	19,387	108,445
Amortization of goodwill	176,306	151,844	125,709

Total	992,686	729,871	698,591

See Note 3a for the amounts recorded in other sales and marketing expenses in relation to the writing off of free energy accounts receivable.

26. FINANCIAL INCOME (EXPENSE)

	2007	2006	2005

Financial income
Yield on temporary cash investments	106,635	132,397	124,761
Late payment charges	111,057	92,003	86,451
Interest on prepaid income and social contribution taxes	18,823	17,116	9,381
Monetary variations	112,093	-	27,906
Interest — CVA and Parcel “A”	68,300	106,817	144,449
Discount on purchase of ICMS credit	14,557	13,503	11,527
Interest — Extraordinary tariff adjustment (note 3 a)	20,542	51,488	160,346
Dividends received from noncontrolling investments	87	4,667	9,230
Increase in PIS and COFINS	-	122,140	-
PIS and COFINS - Interest on shareholder’s equity (note 20)	(17,761)	(14,760)	(17,910)
Other	59,092	72,523	48,200

Subtotal	493,425	597,894	604,341

Financial expense
Debt charges	(526,423)	(535,072)	(585,962)
Banking expenses	(81,175)	(65,507)	(56,916)
Monetary variations	-	(2,127)	-
Derivatives	(222,507)	(99,569)	(135,175)
Other	(33,921)	(46,082)	(37,987)

Subtotal	(864,026)	(748,357)	(816,040)

Net financial expense	(370,601)	(150,463)	(211,699)

Monetary variations include gain or losses relating to inflation adjustments of assets and liabilities as required contractually or legally, or foreign exchange gain or losses relating to assets and liabilities denominated in foreign currency.

The income of R$ 122,140 recorded in 2006 refers to reversal of the contingent liability and recording of tax credits related to PIS and COFINS, due to the final favorable outcome on the appeal filed by the subsidiaries, challenging the legality of the increase in the calculation base for these contributions.

27.NONOPERATING INCOME (EXPENSE)

	2007	2006	2005

Nonoperating income
Gain on disposal of property, plant and equipment	2,310	2,283	9,533
Gain on sale of equity interest in subsidiaries	3,309	69,112	-
Inventory adjustment	196	-	-
Other	572	2,482	975

Subtotal	6,387	73,877	10,508

Nonoperating expenses
Loss on changes in equity interest in subsidiaries	-	(4)	(1,012)
Loss on deactivation of property, plant and equipment	(23,749)	(15,932)	(3,180)
Loss on disposal of property, plant and equipment	(5,650)	(2,974)	(6,176)
Losses due to non-utilization of studies and designs	(5,914)	(754)	(15)
Other	(1,721)	(4,376)	(485)

Subtotal	(37,034)	(24,040)	(10,868)

Total	(30,647)	49,837	(360)

The gain on sale of equity interest is related to the sale of equity interest held for investments.

28.PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented a profit sharing program, based on agreed operating and financial targets previously established with the employees. The amount of this profit sharing for 2007 was R$28,699 (R$ 33,392 in 2006 and R$ 20,252 in 2005). After the prepayment in the year 2007, the remaining balance accrued is R$ 23,893 (note 21).

29.RELATED PARTIES

Transactions with related parties are summarized below:

	For the Years Ended December 31,

	2007	2006	2005

Fixed Asset Purchases
Construções e Comércio Camargo Corrêa S.A	63,183	115,379	131,142
Camargo Corrêa Equipamentos e Sistemas S.A	5,511	1,772	2,667
Cimento Rio Branco S.A. — Votorantim Cimentos	14,467	9,209	6,945
Siderúrgica Barra Mansa S.A. — Votorantim Metais	5,691	6,323	304
Companhia Brasileira de Alumínio	3,955	1,649	1,185
Operating Expenses
Companhia Brasileira de Aluminio	7,161	4,289	2,846
Operating Revenues
Votorantim Celulose e Papel S.A	16,758	71,176	36,483
Industrias Votorantim S.A	19,481	65,350	31,057
Votocel Filmes Flexiveis Ltda	6,782	7,162	12,040
Cimento Rio Branco S.A. — Votorantim Cimentos	13,492	71,260	22,103
Camargo Correa Cimentos S.A	7,770	7,733	700
Companhia Brasileira de Alumínio	43,112	11,930	1,129
Votorantim Metais	19,264	-	-
Votorantim Comercial de Energia Ltda	24,865	-	-

Financial Income
Banco Votorantim S.A	6,948	902	-
Financial Expenses
Banco Votorantim S.A	1,823	547	1,940

The balances with related parties are summarized below:

	As of December 31,

	2007	2006

Financial investments
Banco Votorantim S.A	46,412	32,212
Accounts receivables
Camargo Corrêa Cimentos S.A	963	1,233
Companhia Brasileira de Alumínio	45	2,139
Cimento Rio Branco S.A. — Votorantim Cimentos	5	-
Siderúrgica Barra Mansa S.A. — Votorantim Metais	71	-
Construções e Comércio Camargo Correa S.A	1,300	-
Votorantim Comercial de Energia Ltda	6,100	-
Suppliers
Construções e Comércio Camargo Corrêa	3,901	14,883
Cimento Rio Branco S.A. — Votorantim Cimentos	655	993
Companhia Brasileira de Alumínio	9,323	7,906
Siderúrgica Barra Mansa S.A. — Votorantim Metais	8,468	7,051
Camargo Correa Equipamentos e Sistemas	-	155

The nature of those transactions are described below:

Fixed assets purchases: refers mainly to the acquisition of material and equipment for the use in the distribution network and for the Power Plant under constructions as described in note 1;

Operating expenses: purchase of material for use and consumption;

Operating revenues: Income from electric energy sales;

Financial income: yield from investments, remunerated based on the variation of the CDI and with daily liquidity;

Financial expenses: interest incurred on loans and financing.

30. INSURANCE

The subsidiaries maintain insurance policies with coverage determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities.

The main insurance policies cover the following:

DESCRIPTION	TYPE OF COVERAGE	2007	2006

Property, plant and equipment	Fire, lightning, explosion, machinery
	breakdown and electrical damage	1,936,162	1,361,841
Transportation	Domestic transportation	43,700	43,000
Stored materials	Fire, lightning, explosion and robbery	36,700	12,000
Automobiles	Comprehensive coverage	81,488	3,001
Civil liability	Electricity distributors	32,998	30,000
Personnel	Group life and personal accidents	106,747	114,078
Other	Other	35,268	42,530

TOTAL (*)		2,273,063	1,606,450

(*) Unaudited

31.FINANCIAL INSTRUMENTS

31.1 CONSIDERATIONS ON RISKS

The business of the Company and its subsidiaries comprises mainly generation, sale and distribution of electric energy, as public service utilities, whose activities and tariffs are regulated by ANEEL. The main market risk factors that affect business are the following:

Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses and cash constraints on accounts due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the Company has contracted hedge/swap operations so that their liabilities are indexed to domestic index variations (CDI – see note 16). The Company’s subsidiaries are also exposed in their operations to exchange variations in the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses, as mentioned in Note 3. These operations are recorded on the accrual basis and in accordance with the conditions of the contractual financial instrument.

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

Energy Shortage Risk

The energy distributed by the Company is primarily generated by hydroelectric plants. A long period of rain shortage and an increase in demand over the projected amounts may reduce the volume of water in reservoirs of power plants resulting in losses due to the increase in costs for purchasing energy or reduction of revenues if a new rationing program becomes necessary, similar to that of 2001. Given the current level of the reservoirs, the National Electric System Operator (“ONS”) does not expect that a new rationing program will be necessary in 2008.

Risk of Acceleration of Debts

The Company has loans and financing, as well as debentures, which include covenants requiring the Company to comply with certain ratios and conditions. Those restrictive clauses are properly monitored by management and do not limit the capacity to operate normally.

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

The main financial asset and liability instruments as of December 31, 2007 are described below, together with the criteria for their valuation and recording in the financial statements:

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

Loans and financing

Recorded in compliance with the criteria contractually established, with the characteristics defined in Note 16. As described above, on December 31, 2007, the Company and its subsidiaries maintained financial swap instruments for their foreign currency denominated loans and interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and interest rate fluctuations, and are not used for speculative purposes.

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

Following are the book and fair values of the Company’s financial instruments as of December 31, 2007 and 2006.

	2007		2006

	Book Value	Fair Value	Book Value	Fair Value

Loans and financing	3,813,001	3,695,602	3,163,523	3,198,518
Debentures	2,434,613	2,466,855	2,004,875	2,086,807
Derivatives	175,744	188,560	74,758	77,137

Total	6,423,358	6,351,017	5,243,156	5,362,462

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

DERIVATIVES

As of December 31, 2007 and 2006 the Company has swap contracts in connection with exchange losses resulting from the devaluation of the Brazilian real compared to the US dollar and Japanese yens or interest rates in the notional amount, as summarized as follows:

				Aggregate	Unrealized
				notional	Gains (Losses)
Type	Date of contracts	Expiration dates	Currency.	amount .	R$

December 31, 2007

Swap (US$/CDI)	July 2007 and December 2007	January 2008 to February 2008	US$	28,688	(3,711)
Swap (JPY/CDI)	September 2006 to September 2007	February 2008 to April 2010	JPY	56,787,521	(173,046)
Swap (104.4% CDI / CDI + 0.45%)	February 2006 to September 2007	March 2008 to September 2009	R$	515,000	1,013

Total Losses					(175,744)

December 31, 2006

Swap (US$/CDI)	July 2004 to November 2006	January 2007 to July 2007	US$	36,925	(45,691)
Swap (JPY/CDI)	June 2006 to December 2006	June 2007 to September 2009	JPY	28,384,982	(29,067)

Total Losses					(74,758)

32.COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

	Duration	2008	2009	2010	2011	2012	Thereafter	Total
Energy purchase contracts (except Itaipu)	2 to 20 years	4,239,957	4,357,785	4,458,481	4,600,493	4,811,469	50,634,834	73,103,019
Itaipu	20 years	911,684	913,412	1,009,803	1,006,150	1,029,973	15,665,107	20,536,129
Power plant construction projects (a)	2 to 31 years	362,810	276,167	144,700	40,340	29,149	641,041	1,494,207

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share, public utilities liabilities (note 12), and bank guarantees relating to the jointly-controlled under development companies described in Note 1.

33.RELEVANT FACTS

Legislation Changes – Amendments to Law 6.404/76 – Law 11.638/07

Law 11.638/07 was enacted on December 28, 2007, amending, revoking and introducing additional provisions in Brazilian Corporate Law (Law 6.404/76) relating to disclosure and preparation of Financial Statements. These changes came into effect as from January 1, 2008 and are summarized below:

a) Pre-fixed financial assets and liabilities should be adjusted to present value, if the effects are relevant;
b) Certain financial instruments and derivatives should be recorded at a fair value;
c) Recording of assets and liabilities should be recorded at market value in the case of mergers, amalgamations or spin-offs between unrelated parties.
d) Substitution of Statement of Changes in Financial Position - DOAR by the Statement of Cash Flows and mandatory disclosure of the Statement of Value-added;
e) Inclusion of new subgroups of accounts as Intangible in assets and the Adjustment of Equity Valuation Account in Shareholders’ Equity;

The Law also requires the rules issued by CVM to be in line with international accounting standards, based on the International Accounting Standards Board (“IASB”) rules.

The Company has already adopted some of the policies established by the new Law, such as disclosure of the Statements of Cash Flow and is analyzing the impact of the other changes required by the law, which are to be applied in full during 2008, pursuant to the rules published by the regulatory authorities.

34.SUBSEQUENT EVENTS

- ANEEL preliminarly established the tariff adjustment and financial components included in the tariff review on January 29, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 7, 2008, for CPFL Paulista and on April 17, 2008 for RGE, in accordance with the table below:

	CPFL			CPFL	CPFL
	Santa	CPFL	CPFL	Leste	Sul	CPFL
	Cruz	Jaguari	Mococa	Paulista	Paulista	Paulista	RGE

Verified revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452

Parcel “A”	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,735
Gross remuneration base	14,894	4,880	3,658	11,696	7,745	351,310	179,713
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139
Reference company	42,555	11,794	13,419	16,581	19,602	542,368	241,662
Delinquency	1,463	220	126	187	225	34,603	14,548

Parcel “B”	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062
Required revenue (Parc. A+B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,797
(-) Other revenues	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,170)

Net required revenue	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,627

Financial components	5,013	(1,079)	1,366	777	(524)	3,336	187,320
Financial repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%
Financial components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%

Total repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%
Factor “Xe”	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%

Consumers’ repositioning (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%

(*) Represents the average effect for consumers, as a result of the elimination from the tariff base of financial components added in the 2007 annual adjustment.

In April 2008, in the context of the periodic tariff revision of CPFL Paulista, ANEEL determined that the subsidiary CPFL Paulista would not be allowed to recover some 2007 energy costs that it had capitalized in the “Energy surpluses and shortages” regulatory account, on the grounds that the costs should have been avoided by different purchasing practices under a supply contract between CPFL Paulista and the subsidiary CPFL Brasil. These practices will be analyzed by the Company and ANEEL. Therefore, CPFL Paulista’s 2008 periodic tariff revision is still preliminary and subject to challenge.

CPFL Piratininga, which also has a supply contract with CPFL Brasil, also capitalized 2007 costs under similar circumstances. At December 31, 2007 the total regulatory assets arising from these costs at CPFL Paulista and CPFL Piratininga was R$ 109,331.

In the first quarter of 2008, following ANEEL’s determination, those regulatory assets and the additional amount recorded in the period were fully impaired and an additional provision to reimburse consumers was recognized, resulting in a total charge in the consolidated statements of income of R$ 111,895, net of taxes.

- The Castro Alves power plant began commercial operations in March 2008 and is currently operating at partial capacity with the entrance of the first and second generator. The third generator is scheduled to begin operations at the second quarter of 2008. When completed, Castro Alves will have an installed capacity of 130 MW and assured energy of 560.6 GWh / year. The entire CERAN Complex will be fully operational by the end of 2008.

35. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007.

I — Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	2007	2006	2005

Net income under Brazilian Accounting Principles	1,643,436	1,404,096	1,021,278
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(3,305)	-	-
Interest capitalized under U.S. GAAP	32,577	25,986	12,435
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	627	552	3,342
Depreciation of capitalized interest under U.S. GAAP	(7,917)	(4,829)	(7,662)
Effect of disposals on capitalized interest	(279)	10	(581)
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(48,247)	(41,523)	(13,822)
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	6,873	2,839	1,328
Effect of disposals on capitalized administrative costs	141	130	73
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(224)	(217)	(1,709)
Effect of disposals on monetary restatement	(14)	(17)	(70)
Special obligations:
Effect of depreciation under U.S. GAAP	-	(33,596)	16,381
Accounting for the effects of regulation:
Recognition of electricity sales to final consumers (RTE) that were previously recorded under
Brazilian Accounting Principles, net of tax on revenues	-	-	82,695
Reversal of interest on RTE recorded under Brazilian Accounting Principles	-	-	(6,876)
Recognition of interest on RTE that was previously recorded under
Brazilian Accounting Principles	-	-	67,395
Reversal (Provision) for expenditure on research and development and energy efficiency
programs	48,517	10,071	(21,093)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	539	(47,738)	(20,598)
Effect of disposals of property, plant and equipment	(13,081)	(14,550)	(8,724)
Reversal of goodwill amortization under Brazilian Accounting Principles	176,306	147,645	117,561
Amortization of intangible concession assets under U.S. GAAP	(209,761)	(261,445)	(185,040)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of deferred tax expense related to the amortization of merged goodwill recorded
under Brazilian Accounting Principles	46,025	38,452	37,981
Accounting for the leasing transactions:
Reversal of revenues recorded under Brazilian Accounting Principles, net of taxes on revenues	(298,903)	(273,480)	(298,676)
Recognition of income on the investment in direct financing lease under
U.S. GAAP, net of taxes on revenues	257,064	248,446	250,381
Reversal of depreciation recorded under Brazilian Accounting Principles	22,892	22,810	22,792
Pension and other benefits:
Difference in actuarial liability	5,992	2,479	8,460
Reversal of extraordinary item recorded under Brazilian Accounting Principles	-	49,288	49,288
Derivatives:
Adjustment to record derivative contracts at fair value — financial income (expense)	(11,875)	1,289	(9,897)
Amortization of loan guarantees — FIN 45	(5,595)	(3,805)	(3,288)
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	11,867	(41,262)	7,907
Deferred costs:
Operating expenses – amortization of preoperating expenses capitalized under Brazilian Accounting
Principles, net	1,078	6,693	5,164
Other	(2,085)	1,462	652
Deferred income and social contribution taxes effect on the above adjustments –	43,617	30,911	(4,152)
Effect of above adjustments on minority interest	(2,287)	(5)	5,451

Net income under U.S. GAAP	1,675,362	1,252,076	1,109,760

Other comprehensive income (loss) – post-retirement benefit obligation, net of tax effects	(6,184)	88,595	(2,444)

Comprehensive income under U.S. GAAP	1,669,178	1,340,671	1,107,316

Earnings per share:
Weighted average number of common shares outstanding — basic	479,762,222	479,756,643	458,295,875
Basic earnings per share	3,492	2.610	2.421
Weighted average number of common shares outstanding — diluted	479,762,222	479,756,643	461,858,021
Diluted earnings per share	3.492	2.610	2.393

	2007	2006

Shareholders’ equity under Brazilian Accounting Principles	4,954,834	4,866,277
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(33,540)	(30,313)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	18,370	17,838
Capitalization of interest under U.S. GAAP	215,926	183,452
Accumulated depreciation	(48,858)	(40,980)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(169,201)	(120,931)
Reversal of accumulated depreciation	18,865	11,987
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,826	12,856
Accumulated depreciation	(7,121)	(6,913)
Accounting for the effects of regulation:
Provision for expenditure on research and development and energy efficiency programs	-	(48,517)
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	985,417	884,252
Accumulated depreciation	(249,747)	(232,417)
Reversal of goodwill recorded under Brazilian Accounting Principles	(3,748,632)	(4,076,333)
Reversal of accumulated amortization	1,182,948	1,269,690
Recognition of concession intangible under U.S. GAAP	5,677,996	5,504,198
Recognition of goodwill under U.S. GAAP	7,777	-
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,659,330)	(1,430,952)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(962,830)	(761,522)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles .	147,016	100,991
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	534,312	573,675
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(942,394)	(939,918)
Reversal of accumulated depreciation	218,490	195,598
Pension and other benefits:
Difference in actuarial liability	251,345	254,760
Derivatives:
Adjustment to record derivative contracts at fair value	(12,843)	(968)
Accumulated amortization of loan guarantees — FIN 45	(14,406)	(8,811)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated proportionally
under Brazilian Accounting Principles	(23,749)	(35,616)
U.S. GAAP adjustments on investment at cost	(113,919)	-
Deferred costs:
Permanent assets — reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(45,952)	(42,684)
Permanent assets — reversal of amortization of preoperating expenses capitalized under Brazilian Accounting
Principles	16,255	11,909
Reversal of proposed dividends	718,889	721,910
Founder shares	(5,237)	-
Other	(1,978)	432
Deferred income and social contribution taxes effect on the above adjustments	(595,632)	(540,798)
Effect of the above adjustments on minority interest	77,187	526

Shareholders’ equity under U.S. GAAP	6,891,761	6,781,355

II – Statement of changes in shareholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,

	2007	2006	2005

Shareholders’ equity under U.S. GAAP — beginning balance	6,781,355	6,271,133	5,178,325
Comprehensive income:
Net income for the year	1,675,362	1,252,076	1,109,760
Other comprehensive income (loss) – pension plan, net of tax effects of R$ 3,197 (2006 – R$ 45,640 and 2005 – R$1,429)
and minority interest (2005 – R$ 329)	(6,184)	88,595	(2,444)

Comprehensive income	1,669,178	1,340,671	1,107,316
Capital increase	5,513	-	635,538
Treasury shares	-	8	(8)
Dividends and Interest on shareholders’ equity	(1,564,285)	(1,001,176)	(650,038)
Adjustment to other comprehensive income – related to pension
plan, net of tax effects of R$ 87,995 and minority interest of R$91	-	170,719	-

Shareholders’ equity under U.S. GAAP — ending balance	6,891,761	6,781,355	6,271,133

Accumulated other comprehensive income (expense), net of tax effects of R$ 84,796 (2006 - R$ 87,995 and 2005 – R$ 45,640)
and minority interest of R$ 91 for 2006	164,602	170,719	(88,595)

In 2005, the additional minimum liability related to post-retirement benefit obligation was recognized in the other comprehensive income account. The remaning balance in 2005, in the amount of R$ 88,595 was recognized in the statement of income during 2006. Pursuant to the adoption of SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of December 31, 2006, the Company recognized an adjustment in the amount of R$ 170,719. In 2007, due to acquisition of RGE’s minority interest (see note 1), the Company acquired R$ 67 of its adjustment to other comprehensive income account, in addition to the R$ 6,184 recorded as expenses.

III – Description of GAAP differences

Following is a summary of the significant differences between Brazilian Accounting Principles and U.S. GAAP:

a) Capitalization of Interest Costs

Under Brazilian Accounting Principles, the Company capitalizes interest costs of borrowed funds only for those transaction in which it was established by contract the direct use of funds. Additionally, the Company has capitalized through December 31, 2001 inputed interest on shareholders’ funds applied to construction in progress.

Under U.S. GAAP, in accordance with SFAS No. 34, Capitalization of Interest Costs, interest incurred on borrowings is capitalized by the weighted average cost, to the extent that borrowings do not exceed construction in progress. Interest on shareholders’ funds are not capitalized. Under U.S. GAAP, the amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

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

d) Special Obligations

Special Obligations represent consumers’ contributions to the cost of expanding the electric power supply system, which are presented as a reduction to property, plant and equipment under Brazilian Accounting Principles. The assets acquired using the funds provided by consumers, or the assets provided to the Company by consumers under the regulations of Special Obligations are depreciated based on the respective assets’ useful lives, as established by ANEEL. According to ANEEL regulation up to 2006, Special Obligations were never subject to amortization.

Under U.S. GAAP, Special Obligations were considered a reimbursement of asset’s construction and/or acquisition costs and had been amortized since its contribution to the Company. The corresponding balance was presented reducing intangible asset (concession) when registered in the purchase accounting or, after the purchase accounting, reducing property, plant and equipment.

In 2006, through Normative Resolution No. 234, ANEEL established the general concepts, methodologies and procedures applicable to the second cycle of periodic tariff revisions for concessionaires engaged in the electric energy distribution services, which began in 2007.

This normative resolution modified the terms of the tariff rate setting process which, among other aspects, established that the fixed assets’ depreciation arising from assets acquired using funds provided by Special Obligations would no longer be considered as a component of the tariff to be granted to the concessionaire. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian Accounting Principles changed and, as from 2007, it is or will be amortized prospectively starting in the date of the next tariff revision for each distribution concessionaire.

As a consequence of this change in regulation, in 2006 the accounting treatment adopted under Brazilian Accounting Principles and U.S. GAAP, related to Special Obligations had to be aligned, and certain adjustments to the balances under U.S. GAAP related to Special Obligations were recorded in 2006, in order to reflect the new set of regulatory rules, as follows:

(i) The amount related to Special Obligations that had been amortized up to 2005, including the respective deferred taxes recognized in the purchase accounting, were reversed as a charge to the 2006 income statement. No amortization was recorded for 2006; and

(ii) The adjusted balance of Special Obligations (after amortization reversal), previously presented reducing intangible assets (concession), was reclassified reducing fixed assets.

The details of these adjustments and reclassifications in 2006 are as follows:

Amounts adjusted to income statement in 2006:
Purchase accounting
Reversal of special obligations depreciation (recognized through intangible)	(70,189)
Reversal of special obligations depreciation (recognized through property, plant and
equipment)	(53,353)
Deferred taxes effect on the adjustments above	35,231
After purchase accounting
Reversal of special obligations depreciation (recognized through property, plant and
equipment)	(33,596)

Total amount adjusted in 2006:	(121,907)

Amounts reclassified as of December 31, 2006 to special obligation (after amortization reversal)
From intangible assets	353,660
From deferred taxes liabilities	(99,792)

253,868
Special obligation, already recorded as a reduction of Property, plant and equipment	537,519

Balance of special obligation as of December 31, 2006	791,387

Accordingly, since Special Obligations’ amortization have been the same for Brazilian Accounting Principles and U.S. GAAP, no difference is recorded in the reconciliation note.

e) Accounting for the Effects of Regulation

Under U.S. GAAP, as a result of various actions taken by the Federal Government and ANEEL in 2001, and the enforcement of an Energy Rationing Program as described in note 3, the Company is subject to the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”.

This Energy Rationing Program resulted in lower sales for the Company and in December 2001, electricity concessionaires including the Company reached an agreement with the Federal Government that provided resolution to the principal rationing related issues as well as to certain other electricity rate-related issues. As a result, an extraordinary tariff increase was established by the agreement, and will remain in effect during a period set by ANEEL.

Under Brazilian Accounting Principles, the Company recorded the entire amount to be recognized in accordance with this agreement. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, the Company records only the amount expected to be recovered over the next 24 months. The 2005 U.S.GAAP net income adjustments represents the reversal of the differences between the amounts recorded under Brazilian Accounting Principles and U.S. GAAP. As of December 31, 2005 the Company recorded all the RTE’s different effects of this accounting.

Additionally, the Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This income is recorded on invoicing by the concessionaires, which also establish a provision in respect of expenditure not yet incurred for these programs, as mentioned in note 21.

A parcel of the amounts realized included amounts that were capitalized in the earlier years of the concession agreement. In accordance with U.S. GAAP, the provisions of SFAS 71 require recognition of the amount invoiced in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss).

Accordingly, the US GAAP adjustment until 2006 refered to the reversal of the income corresponding to the expenditure capitalized with the research and development and energy efficiency programs, and was only recognized on amortization of these assets.

During 2006 and 2007, several discussions were made by the distributions concessionaires and ANEEL regarding when research and development resources was inittially applied since it was only officially established after the first cycle of periodic tariff review which occurred in 2003. In its Official Letter No. 2,409/2007, ANEEL established additional guidelines and rules to be applied to 2007’s year ended closing, which made reference to the fact that research and development resources are those established through the tariff rate setting process.

Based in ANEEL’s Official Letter, the Company’s management considers that the amounts capitalized in the earlier years of the Concession were investments made by the Company, and the provisions recorded under U.S. GAAP should be completely reversed in 2007’s income statement. Accordingly, there are no differece between Brazilian Accounting Principles and U.S. GAAP regarding research and development and energy efficiency programs.

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

g) Business Combinations and Goodwill

Under Brazilian Accounting Principles, on the acquisition of subsidiaries the difference between the purchases price paid and the book value is recorded as goodwill, which is amortized on a straight-line basis over a ten-year period if supported by projections of future profitability. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess is amortized over the remaining useful lives of the related assets. Companies also have the option to amortize the goodwill over the remaining term of the related concession. If the goodwill does not fall into one of the above categories, it is written off. The acquirer is permitted to defer amortization of goodwill for several months until the acquired company become operational. The Company amortizes its goodwill proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Under U.S. GAAP, pursuant to SFAS 141, “Business Combinations” are accounted for by the purchase method of accounting. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The Company allocated in its Intangible, the right to exploit the concession, which is calculated based on models that discount the concession’s future cash flows to present value. For all business acquisition, during the purchase price allocation, only R$ 7,777 was attributed to goodwill and recorded by the Company under U.S. GAAP.

Under Brazilian Accounting Principles, the Company recorded goodwill arising from the acquisition of subsidiaries as mentioned in note 13. Consequently, the U.S. GAAP adjustments represent the reversal of the goodwill and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) — addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination after reducing to zero the amounts that otherwise would have been assigned to certain acquired assets.

The main business combinations occurred during 2006 and 2007, are as follows:

• 2006 – Acquisition of RGE and CPFL Santa Cruz

In June of 2006, the Company acquired from Public Service Enterprise Group (“PSEG”), 100% of the interest held in CPFL Serra (former Ipê Energia Ltda), CPFL Cone Sul (former PSEG Trader S.A.) and CPFL Missões (former PSEG Brasil Ltda). The total cost of acquisition was R$ 415,000.

The most significant asset acquired in this acquisition was the interest held by CPFL Serra in RGE, corresponding to 32.69% of RGE’s total capital. After a series of restructuring transaction, CPFL Missões and CPFL Serra were merged into RGE, as mentioned in note 1.

In December of 2006, the Company through its subsidiary Nova 4, acquired from Companhia Brasileira de Alumínio (“CBA”) 99.99% of the total capital of CPFL Santa Cruz. The total cost of acquisition was R$ 206,709.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

	CPFL	CPFL	CPFL	CPFL
	Serra	Cone Sul	Missões	Santa Cruz

Current assets	21,434	7,249	36	70,416
Investment in subsidiaries (a)	391,115	-	-	-
Property, plant and equipment	-	-	-	148,190
Intangible assets	-	-	-	61,758
Other assets	-	1,025	633	2,987

Total assets acquired	412,549	8,274	669	283,351

Current liabilities	2,519	2,420	-	45,724
Long-term liabilities	-	-	108	30,902

Total liabilities assumed	2,519	2,420	108	76,626

Net assets	410,030	5,854	561	206,725
Interest equity acquired	100%	100%	100%	99.99%
Net assets acquired	410,030	5,854	561	206,709
Total cost of acquisition	410,030	4,518	452	206,709

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

• 2007 – Acquisition of CPFL Jaguariúna (former CMS Brasil)

As described in note 1, in June 2007, the Company acquired 100% of CPFL Jaguariúna’s total capital comprising of 94,810,080 common shares and 94,810,080 preferred shares. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to SFAS 141.

The fair values of the consolidated assets acquired and liabilities assumed at the acquisition date are summarized in the table below:

CPFL
Jaguariúna

Current assets	2,818
Noncurrent assets	766
Investment on subsidiaries (b)	418,941

Total assets acquired	422,525

Current liabilities	10,582
Long-term liabilities	-

Total liabilities assumed	10,582

Net assets acquired	411,943

(b) Investment in subsidiaries:

	CPFL Leste	CPFL Sul	CPFL	CPFL	Jaguari	CPFL	CPFL
	Paulista	Paulista	Jaguari	Mococa	Geração	Planalto	Serviços	Total

Current assets	24,812	41,887	23,738	16,276	4,987	221	7,478	119,399
Noncurrent assets	15,572	18,988	12,928	5,754	4	-	814	54,060
Investment on subsidiaries	-	-	-	-	56,572	-	-	56,572
Property, plant and equipment	94,297	61,998	46,321	32,723	-	-	3,773	239,112
Intangible assets	18,355	55,164	28,749	19,726	-	-	-	121,994

Total assets acquired	153,036	178,037	111,736	74,479	61,563	221	12,065	591,137

Current liabilities	22,527	26,557	22,214	10,964	56	274	2,360	84,952
Long-term liabilities	19,114	15,004	9,894	5,973	-	-	26	50,011

Total liabilities assumed	41,641	41,561	32,108	16,937	56	274	2,386	134,963

Net assets	111,395	136,476	79,628	57,542	61,507	(53)	9,679	456,174

% acquired	93.20%	87.80%	90.15%	89.75%	90.15%	100.00%	89.81%
Net assets acquired	103,820	119,826	71,785	51,644	55,449	(53)	8,693	411,164

Purchase price paid	103,820	119,826	71,785	51,644	55,449	(53)	16,470	418,941

Goodwill	-	-	-	-	-	-	7,777	7,777

Under U.S. GAAP, the purchase price allocation for this acquisition resulted in the identification of R$ 7,777 related to the goodwill.

• Pro forma information (unaudited):

The following summary presents the Company’s unaudited pro forma consolidated statement of operations for the years ended December 31, 2007 and 2006, in accordance with Brazilian Accounting Principles, as if the acquisition of CPFL Jaguariúna, RGE and CPFL Santa Cruz had been completed at the beginning of each period.

	2007	2006

Operating revenues	14,408,453	13,176,633
Net operating revenues	9,544,244	9,566,695
Operating income	2,876,242	2,328,410
Net income	1,635,166	1,425,450
Earnings per share	3.407	2.971

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

i) Accounting for Lease transactions

The adjustment under this caption is comprised mainly by the Serra da Mesa Lease Agreement. As described in Note 12, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted annually by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease. Under U.S. GAAP, using the criteria set forth in SFAS No. 13, “Accounting for Leases,” the lease is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. Therefore, the contingent rentals for 2007, 2006 and 2005 was R$ 180,846, R$ 169,803 and R$ 166,384, respectively. The assets relating to this lease are presented separately in Note 12.

Following are the components of the net investment for all leasing transactions:

	Year ended December 31,

	2007	2006

Net investment in direct financing lease – current	44,531	43,855
Net investment in direct financing lease – noncurrent	489,781	529,820

Total net investment in direct financing lease	534,312	573,675

Minimum lease payments receivable (*)	5,652,901	5,782,712
Less: Unearned income	(5,118,589)	(5,209,037)

Total net investment in direct financing lease	534,312	573,675

(*) At December 31, 2007, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 299,637 in 2008, R$ 298,818 in 2009, R$ 298,818 in 2010, R$ 298,818 in 2011 and R$ 299,637 in 2012

j) Pension and Other Benefits

Under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista, CPFL Piratininga and CPFL Geração. With the enactment of CVM Resolution No. 371 of December 13, 2000, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. As allowed by CVM Resolution No. 371/2000, the Company elected to record the parcel of actuarial liabilities in excess of plan assets as of December 31, 2001 over five years, ending on December 31, 2006.

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS No. 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS No. 158 are presented in Note 35 (IV-a) below.

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

Since the Company’s swap agreements do not qualify for hedging accounting, under U.S. GAAP, changes in fair value of these contracts have been recognized in earnings during 2007, 2006 and 2005.

l) Effect of guarantees recorded under FIN 45

Under Brazilian Accounting Principles, no specific pronouncement addresses the accounting requirements for guarantees. Therefore, the issuance of guarantees are not recorded in the financial statements.

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

In February 2004, the investee CERAN obtained a loan from BNDES to exploit the hydroelectric potential of the Rio das Antas complex. The total loan obtained by CERAN, in the amount of R$ 435,805 was released by the financial institution in several tranches scheduled to be amortized by CERAN from December 2005 through January 2018. In June 2007, an amendment was sign in the original contract to finance Castro Alves and 14 de Julho projects, amounting to R$ 180,000 (R$ 117,000 in proportion to the participation of the subsidiary CPFL Geração), and have been released since July 2007. As of December 31, 2007, this total loan amounted to R$ 650,344. Although CPFL Geração has a 65% ownership interest in CERAN, CPFL Energia issued a guarantee for 100% of the loan. In exchange for this guarantee, the other shareholders reimburse CPFL Energia on a quarterly basis, proportionally to their respective ownership interest, an amount representing 1.5% per year of the average outstanding loan balance, paid on a quarterly basis. These payments are recorded as a financial income under Brazilian Accounting Principles. For this loan, in addition to the guarantee issued by CPFL Energia there are other guarantees given by CERAN shareholders’, such as the pledge of their shares and the rights emerging from the concession. In case of default, CPFL Energia may take judicial action against CERAN, and attempt to recover any amounts disbursed.

In April 2005, the investee ENERCAN obtained a loan from IDB to finance the Campos Novos Hydropower Plant. The loan obtained by ENERCAN, totaling US$ 75 million, is schedule to be amortized in 49 quarterly installments from June 2007. As of December 31, 2007, this loan amounted to R$ 129,703. Although CPFL Geração has a 48.72% ownership interest in the ENERCAN, the Company issued a guarantee for 57.27% of the loan. The effective date of this guarantee is up to the Project Completion Date.

In September 2007, the investee Foz do Chapecó signed a loan agreement with BNDES to finance the Foz do Chapecó Hydropower Plant. The loan obtained by Foz do Chapecó, totaling R$ 1,655,838 (R$ 844,477 in proportion to the participation of CPFL Geração), will be released in several tranches. In December 31, 2007 the total amount released was R$ 480,000 (R$ 244,800 corresponding to CPFL Geração’s share). Although CPFL Geração has a 51% ownership interest in Foz do Chapecó, the Company issued a guarantee for 60% fo the loan up to the project completion date, which includes among other conditions, the power plant commercial start-up.

Under U.S. GAAP, the Company does not consolidate CERAN, ENERCAN and Foz do Chapecó, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantees issued amounting to R$ 48,170, R$ 3,036 and R$ 10,019 for CERAN, ENERCAN and Foz do Chapecó, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee.

The offsetting entries were recorded as asset and are being realized through:

a) CERAN guarantee — (i) reimbursement to CPFL Energia by the other CERAN shareholders representing 35% ownership and; (ii) realization of the amount relating to the Company’s investment, which represents 65% ownership in CERAN.

b) ENERCAN guarantee — realization of the amount relating to the Company’s investment (48.72%) and the additional share (8.55%), as mentioned above, up to the Project Completion Date.

c) Foz do Chapecó guarantee — realization of the amount relating to the Company’s investment (51%) and the additional share (9%), as mentioned above, up to the Project Completion Date.

As of December 31, 2007, liabilities relating to the guarantees given to CERAN totaled R$ 43,351 (R$27,177 in 2006), and the assets amounted to R$ 31,981 (R$ 20,184 in 2006), of which R$ 20,212 (R$12,840 in 2006) refers to the costs of CPFL Energia and R$ 11,769 (R$ 7,344 in 2006) refers to the accounts receivable from the other CERAN shareholders.

As of December 31, 2007, liabilities relating to the guarantees given to ENERCAN and Foz do Chapecó totaled R$ 3,036 (R$ 3,036 in 2006) and R$ 10,019, respectively.

m) U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

CERAN, ENERCAN, BAESA and Foz do Chapecó are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The U.S. GAAP basic adjustments are related to capitalized costs, the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession and derivative contracts. The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity.

Up to May 2006, RGE and Sul Geradora were accounted for using proportional consolidation under Brazilian Accounting Principles, and by the equity method of accounting under U.S. GAAP. Since June 2006, when the Company acquired CPFL Serra and the control of RGE and Sul Geradora these subsidiaries became fully consolidated under Brazilian Accounting Principles and U.S. GAAP.

Under Brazilian Accounting Principles, property, plant and equipment under construction and in service of our jointly-controlled generation subsidiaries as of December 31, 2007 are as follows:

				Foz do
Plants as of December 31, 2007	CERAN	Enercan	BAESA	Chapecó	Total

Property, plant and equipment in service	275,211	1,404,788	1,440,355	-	3,120,354
Accumulated depreciation	(18,891)	(31,734)	(67,945)	-	(118,570)

Net value	256,320	1,373,054	1,372,410	-	3,001,784
Plant under construction	731,512	80,575	2,065	517,440	1,331,592

Property, plant and equipment, net	987,832	1,453,629	1,374,475	517,440	4,333,376

Company’s share - %	65.00%	48.72%	25.01%	51.00%

Proportionate share in each plant	642,092	708,254	343,700	263,894	1,957,940

n) Deferred Costs

The Company has capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

o) Income taxes

Under Brazilian Accounting Principles, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized when there is a reasonable certainty that the Company will generate profits against which it can offset such an asset. In addition, there are no expiration dates for the tax loss carryforwards.

Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely than not that such assets will not be realized.

According to U.S. GAAP, the Company has recorded additional deferred tax assets and liabilities for income tax and social contribution tax. The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are presented below:

	As of December 31,

	2007	2006

Deferred tax asset under U.S. GAAP	784,696	650,114
Valuation allowance	(372,770)	(385,375)

Deferred tax asset, net of valuation allowance under U.S. GAAP	411,926	264,739

Deferred tax liability under U.S. GAAP	(490,911)	(368,521)

Net deferred tax liability under U.S. GAAP	(78,985)	(103,782)

The net decrease in the total valuation allowance for each of the years ended December 31, 2007, 2006 and 2005, was R$ 12,605, R$ 26,435 and R$ 56,787, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2007. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit related to uncertainty in income taxes, beyond those already recorded under Brazilian Accounting Principles (note 20). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	43,993
Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	8,407
Settlements	-

Balance at December 31, 2007	52,400

Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of R$ 52,400 that, if recognized, would affect the effective rate on income from continuing operations.

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2002, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, minority interest and related income taxes are from Brazilian sources. The main lawsuits challenge by the Brazilian Revenue Service are described in note 20. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income. For the balance shown in the table above, the Company made escrow deposits waiting for the final decision by the Brazilian courts. Therefore the company is not subject to penalties and the interest expenses are offset by the monetary restatement applied to the judicial deposits.

p) Dividends Proposed

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

q) Founder shares

Under Paulista Lajeado shareholders’ agreement, in order to maintain an yield equal to 49.67% of Eletrobrás participation in the Paulista Lajeado’s net income, it is granted to this noncontrolling shareholder, securities represented by Founder Shares entitled to 10% of Paulista Lajeado’s net income before any other participation. These securites will be converted into preferred shares with no voting rights in 2032, at the end of concession. The conversion of the Founder Shares into Preferred Shares will correspond, at the time of conversion, to 5.084% of the total shares issued by Paulista Lajeado. Founders’ shares payments occur on the same dates as dividends or any other form of remuneration made to the Company’s shareholders.

Under Brazilian Accounting Principles, founders shares are registered as a shareholders’ equity reserve, at historical cost. Under U.S. GAAP, according to the provisions of SFAS 150 “ Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, those securities was classified as a liability and consequently have been measured at fair value.

r) Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2005, in connection with subscription rights granted to IFC, the Company had potentially dilutive securities outstanding. For 2007 and 2006, the Company has no potentially dilutive securities outstanding.

The computation of basic earnings per share is as follows:

	2007	2006	2005

Net income under U.S. GAAP	1,675,362	1,252,076	1,109,760
Weighted average number of common shares outstanding during
the period for basic EPS computation	479,762,222	479,756,643	458,295,875
Basic earnings per share – R$	3.492	2.610	2.421

The diluted earnings per share were calculated as follows:

	2007	2006	2005

Net income under U.S. GAAP	1,675,362	1,252,076	1,109,760
Adjusted for: 2005 – Interest expense and exchange rate
variation gains, net of taxes of 2,302	-	-	(4,470)

Net income under U.S. GAAP adjusted	1,675,362	1,252,076	1,105,290
Weighted average number of common shares	479,762,222	479,756,643	458,295,875
Plus: incremental weighted average shares from assumed
conversion of IFC loan	-	-	3,562,146

Weighted average number of common shares outstanding during
the period for diluted EPS computation	479,762,222	479,756,643	461,858,021

Diluted earnings per share – R$	3.492	2.610	2.393

s) Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are (i) CERAN, ENERCAN and BAESA for all periods presented, in which the Company holds a 65.00%, 48.72% and 25.01% interest share, respectively; (ii) FOZ DO CHAPECÓ, in which the Company increased its interest share in 2006 from 40% to 51% as described in note 1, and (iii) RGE and Sul Geradora until May 2006, in which the Company had a 67.07% and 67.23% ownership interest, respectively. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP.

Summarized balance sheet, statement of income and cash flow information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,

	2007	2006

Current assets	434,439	80,292
Noncurrent assets	2,003,634	1,579,413
Net assets, eliminated in the consolidated(*)	(729,783)	(471,406)

Total assets	1,708,290	1,188,299

Current liabilities	324,350	169,437
Long-term liabilities	1,383,940	1,018,862

Total liabilities and shareholders’ equity	1,708,290	1,188,299

(*) Amount eliminated in the consolidated financial statement, related to the investment in jointly-controlled subsidiaries.

	Year ended December 31,

	2007	2006	2005

Operating revenues	269,067	775,460	1,483,445
Operating income	150,267	158,510	153,381

Cash flow provided by operating activities	89,435	97,219	75,742
Cash flow used in investing activities	(263,126)	(301,090)	(278,073)
Cash flow provided by financing activities	521,361	191,961	230,549

t) Escrow deposits

Under Brazilian Accounting Principles, the balances of escrow deposits are offset against the corresponding liability under the heading “Reserve for Contingencies” in long-term liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and reserve for contingencies. As a consequence, noncurrent assets and long-term liabilities under U.S. GAAP would be increased by R$ 158,876 and R$ 145,361 at December 31, 2007 and 2006, respectively. This difference has no net income or equity effect.

IV – SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits, SFAS 158 Employers’ Accounting for Defined benedit pension and Other Postretirement Plans and amendment of FASB Statements n. 87, 88 and 106 are presented below.

The following information does not consolidate the balances of RGE for 2005, since RGE, at that period, was proportionately consolidated under Brazilian Accounting Principles:

Obligations and Funded Status

	As of December 31,

	2007	2006	2005

Change in benefit obligation (*)
Benefit obligation at beginning of year	3,150,340	3,049,416	2,970,087
Service cost	6,126	6,028	6,151
Interest cost	341,377	338,921	323,872
Actuarial gain	341,017	(127,644)	(29,817)
Benefits paid during the year	(241,237)	(234,326)	(220,877)
Benefit obligation added due to acquisition of RGE	-	117,945	-

Benefit obligation at end of year	3,597,623	3,150,340	3,049,416

Change in plan assets (*)
Fair value of plan assets at beginning of year	2,588,739	2,058,516	1,907,324
Actual return on plan assets	729,359	512,969	250,614
Participant’s contributions	2,551	1,823	2,116
Sponsor’s contributions	85,336	99,824	119,338
Benefits paid	(241,237)	(234,326)	(220,877)
Plan assets added due to acquisition of RGE	-	149,933	-

Fair Value of plan assets at end of year	3,164,748	2,588,739	2,058,515

Unfunded status at end of year	(432,875)	(561,601)	(990,900)

(*) The subsidiaries used a measurement date as of December 31, 2007, 2006 and 2005.

In 2007, the subsidiary RGE has a pension plan with funded status in the amount of R$ 33,952. To compose the consolidated amount, the remaining subsidiaries sponsor a defined benefit plan, which, as of December 31, 2007 have pension plans with unfunded status in the amount of R$ 466,827.

The book balances include other contributions relating to the Company’s plans amounting to R$ 36,305 (R$ 43,999 in 2006).

Amounts recognized in the statement of financial position consist of:

	As of December 31,

	2007	2006

Noncurrent assets	33,952	43,157
Long-term liabilities	(466,827)	(604,758)

Unfunded status	(432,875)	(561,601)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,

	2007	2006	2005

Projected benefit obligation	3,597,623	3,150,340	3,049,416
Accumulated benefit obligation	3,582,665	3,137,743	3,039,991
Fair value of plan assets	3,164,748	2,588,739	2,058,515

Components of Net Periodic Pension Cost

	As of December 31,

	2007	2006	2005

Service cost	(6,125)	(6,028)	(6,151)
Interest cost	(341,376)	(338,921)	(323,872)
Expected return on plan assets	392,038	350,264	244,760
Amortization of deferred gains, net	8,342	4,362	2,696

Net periodic benefit cost under U.S. GAAP	52,879	9,677	(82,567)
Net periodic benefit cost under Brazilian Accounting Principles	(46,887)	41,579	138,925
Less: Proportionate net periodic benefit income of RGE	-	511	1,390

U.S. GAAP adjustment to net income	5,992	51,767	57,748

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income

	2007	2006	2005

Accumulated other comprehensive income at beginning of year	258,805	(134,235)	(137,491)
Decrease (increase) in additional minimum liability	-	134,235	(4,202)
Amounts recognized in net periodic benefit cost	(52,879)	-	-
Net actuarial gain (loss)	43,472	-	-

Other comprehensive income (loss) for the year	(9,407)	134,235	(4,202)
Additional minimum liability acquired from minority shareholders and
recorded as a reduction in liability	-	-	7,458
Adjustment related to the adoption of SFAS 158	-	258,805	-

Accumulated other comprehensive income at end of year	249,398	258,805	(134,235)

The components of the projected net periodic pension credit for 2008 are as follows:

Cost of service	(7,000)
Interest on actuarial liabilities	(356,370)
Expected return on plan assets	448,405
Amortization of deferred losses	3,337
Prior service cost	(14)
Expected participant contribution	1,570

Total income	89,928

Assumptions used were as follows:

	2007	2006 (*)	2005

Annual discount rate (**)	6%	6%	6%
Annual expected return on assets (**)	10%	11%	11%
Annual salary increase (**)	2%	2%	2%
Annual benefits adjustments (**)	0%	0%	0%
Long term inflation	4%	5%	5%

(*) In 2006, RGE used an annual discount rate of 6.0%, annual expected return on assets of 6.0%, an annual salary increase of 2.0% and a long term inflation of 3.2% .

(**) refers to real rate

Plan Assets

The following table shows the distribution (per asset segment), as of December 31, 2007 and 2006, of the resources on which the CPFL Group benefits plan, managed by Fundação CESP, is secured. It also shows the distribution of the guaranteeing resources established as a target for 2008, obtained in the light of the macroeconomic prospects as of December 2007.

	As of December 31,		Target

			Allocation

	2007	2006	2008

Fixed income investments	71%	69%	72%
Stocks	25%	27%	25%
Real estate	2%	2%	1%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2008, was based on the recommendations for allocation of assets made at the end of 2007 by Fundação CESP, in its Investment Policy. This target may change at any time during 2008, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

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

c) The total investments in shares of a single company may not exceed: (i) 20% of its voting capital; (ii) 20% of its total capital and (iii) 5% of the total resources guaranteeing each Pension Plan, with the option to increase this limit up to 10% in the case of shares corresponding to 3% or more of IBOVESPA, IBX or FGV-100

As of December 31, 2007 the pension plan assets includes R$ 181,954 (R$ 166,447 as of December 31, 2006) of equity securities issued by the Company.

Cash flows

Contributions

The Company expects to contribute R$ 68,768 to its pension plan in 2008.

Expected Benefits

Estimated future benefit payments are as follows:

2008	244,029
2009	256,006
2010	268,303
2011	283,221
2012	299,910
2013 to 2017	1,789,077

b) Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2007	2006

Concession intangibles	5,677,996	5,504,198
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31, 2007	(1,659,330)	(1,430,952)

Intangibles, net	4,507,343	4,561,923

Weighted average remaining amortization period (years)	20	21

Intangibles are amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 236,419 per year.

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

	Distribution	Generation	Commercialization	Other (*)	Eliminations	Total

2007
Revenues	12,985,618	329,227	892,539	-	-	14,207,384
Intersegment revenues	11,557	371,990	985,397	-	(1,368,944)	-
Operating income (loss) (i) .	2,083,462	465,826	353,109	(24,494)	-	2,877,903
Income before income taxes	-	-	-	-	-	2,476,655
Net income						1,643,436
Total assets (**)	11,067,761	3,851,208	255,772	421,028	-	15,595,769
Capital expenditures	680,267	445,334	7,082	74	-	1,132,757
Depreciation and amortization (ii)	469,888	76,785	1,388	100	-	548,161

2006
Revenues	11,249,034	282,091	695,927	-	-	12,227,052
Intersegment revenues	7,980	224,132	1,138,196	-	(1,370,308)	-
Operating income (loss) (i) .	1,645,063	369,807	275,760	(18,913)	-	2,271,717
Income before income taxes
and extraordinary item	-	-	-	-	-	2,171,091
Net income						1,404,096
Total assets	10,388,503	3,173,930	180,891	305,457	-	14,048,781
Capital expenditures	526,954	265,881	4,295	105	-	797,235
Depreciation and amortization (ii)	406,502	67,962	242	9	-	474,715

2005
Revenues	10,100,010	305,557	501,491	-	-	10,907,058
Intersegment revenues	680	130,350	918,314	-	(1,049,344)	-
Operating income (loss) (i) .	1,143,736	283,562	224,629	(9,327)	-	1,642,600
Income before income taxes
and extraordinary item	-	-	-	-	-	1,430,541
Net income	-	-	-	-	-	1,021,278
Total assets	10,261,520	2,916,056	156,789	517,077	-	13,851,442
Capital expenditures	368,012	254,863	3,525	137	-	626,537
Depreciation and amortization (ii)	367,533	60,318	107	-	-	427,958

(i) Operating income for the commercialization segment includes the effect of intersegment transactions that has not been eliminated for the purposes of this segment presentation. The commercialization intersegment transaction are principally with the distribution segment.

(ii) From the total amount of depreciation and amortization described above R$ 206,669 as of December 31, 2007, R$ 177,233 in 2006 and R$ 154,804 in 2005 is classified as Operating Expenses which is comprised of R$ 176,306 (R$ 151,844 in 2006 and R$ 125,709 in 2005) related to Amortization of Goodwill and R$ 30,363 (R$ 25,389 in 2006 and R29,095 in 2005) related to sales, marketing, general and administrative expenses (note 25).

(*) Refers to investment in other subsidiaries that act as a holding company.
(**)The goodwill created in an acquisition, net the amortization, recorded in CPFL Energia was allocated to the respective segments.

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

e) Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31

	2007	2006	2005

Operating income under Brazilian Accounting Principles	2,877,903	2,271,717	1,642,600
Less: jointly-controlled subsidiaries proportionally consolidated	(150,266)	(158,510)	(153,381)
Reclassification of items recorded as nonoperating under Brazilian
Accounting Principles considered as operating under U.S. GAAP
(excluded RGE, while recorded under the equity method):
Gain on disposal of permanent assets	2,281	2,203	9,308
Materials and supplies overages and other	768	1,955	304
Loss on disposal of permanent assets	(29,349)	(16,096)	(2,483)
Write off of feasibility studies	(5,914)	(754)	(15)
Materials and supplies shrinkage and other	(1,721)	(3,908)	(235)
Depreciation and disposal of interest costs capitalized	(7,569)	(4,267)	(4,901)
Capitalization of administrative costs	(41,233)	(38,554)	(12,421)
Depreciation and disposal of monetary restatement 1996 and 1997	(238)	(234)	(1,779)
Depreciation of special obligation	-	(33,596)	16,381
Accounting for the effects of regulation
Extraordinary tariff adjustment	-	-	82,695
Provision for expenditure on research and development and
energy efficiency programs	48,517	10,071	(21,093)
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	539	(48.225)	(20,598)
Effect of disposal of property, plant and equipment	(13,081)	(14.063)	(8,724)
Reversal of goodwill amortization under Brazilian Accounting Principles	176,306	147,645	117,561
Amortization of intangible concession assets under U.S. GAAP	(209,761)	(261,445)	(185,040)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Accounting for the leasing transactions:
Operating revenues	(41,839)	(25,034)	(48,295)
Operating costs	22,892	22,810	22,792
Pension and other benefits	5,992	2,479	8,460
Deferred costs	1,078	6,693	5,164
Other	35	-	653

Operating income under U.S. GAAP	2,616,724	1.842.271	1,428,337

	As of December 31,

	2007	2006

Total Assets under Brazilian Accounting Principles	15,595,769	14,048,781
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the
respective investments by the equity method	(1,708,290)	(1,188,299)
Escrow deposits, presented net against reserve for contingencies under Brazilian
Accounting Principles	158,876	145,361
Capitalization of interest costs	151,898	129,997
Administrative costs capitalized under Brazilian Accounting Principles	(150,336)	(108,944)
Monetary restatement of 1996 and 1997	5,705	5,943
Business combinations and goodwill
Basis differences
Tax benefit of merged goodwill, net of income tax effect	(815,814)	(660,531)
Property, plant and equipment	735,670	651.835
Reversal of goodwill recorded under Brazilian Accounting Principles	(2,565,684)	(2,806,643)
Recognition of goodwill under U.S. GAAP	7.777	-
Recognition of concession intangible under U.S. GAAP	5,677,996	5,504,198
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,659,330)	(1,430,952)
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	534,312	573,675
Reversal of property, plant and equipment recorded under
Brazilian Accounting Principles	(723,904)	(744,320)
Prepaid pension cost	30,433	43,157
Derivative contracts	(994)	(204)
Receivables and costs related to guarantees granted to CERAN, ENERCAN and
Foz do Chapecó	42,000	21,342
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(23,749)	(35,616)
U.S. GAAP adjustments on investment at cost	(113,919)	-
Deferred costs	(29,697)	(30,775)
Other	(291)	431
Deferred income tax effects	(104,721)	(172,277)

Total Assets under U.S. GAAP	15,532,384	14.434,836

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

f) Statements of cash flows

The consolidated statements of cash flows for each of the three years in the period ended December 31, 2007 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under Brazilian Accounting Principles.

	2007	2006	2005

NET INCOME	1,643,436	1,404,096	1,021,278
ADJUSTMENT TO RECONCILE NET INCOME TO CASH PROVIDED
BY OPERATING ACTIVITIES
Minority interest	5,194	173	40,371
Monetary restatement of rationing regulatory assets	(85,333)	(108,391)	(243,800)
Provision for losses on realizing the Extraordinary Tariff Recovery	9,735	1,038	91,805
Differential - 2003 tariff review	62,938	(138,825)	(1,031)
Tariff adjustment 2005 and 2006	18,950	6,217	(11,043)
Regulatory assets – other	28,148	(5,231)	(73,545)
Low income subsidy	(13,934)	(23,835)	(21,329)
Depreciation and amortization	548,161	474,714	427,958
Reserve for contingencies	12,062	(86,117)	74,494
Interest and monetary restatement	(96,424)	(23,775)	(10,651)
Unrealized (gains) loss on derivative contracts	101,981	(919)	(21,833)
Post-retirement benefit obligation	(46,887)	38,026	124,853
(Gain) loss on disposal of permanent assets and participation in
subsidiaries	24,288	(35,969)	156
Recognition of tax benefits	48,444	82,610	(63,146)
Research and Development and Energy Efficiency Programs	(6,570)	27,411	49,319
Other	2,274	(1,023)	3,845

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	(88,525)	260,575	(32,575)
Accounts receivable	273,006	265,306	174,171
Recoverable taxes	30,308	34,193	(22,302)
Deferred cost variations	171,264	204,357	123,652
Escrow deposits	(400,547)	(38,171)	(78,704)
Other	(37,268)	29,089	(8,871)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	1,149	(90,378)	251
Taxes and payroll charges payable	62,561	4,451	(7,468)
Deferred gain variations	57,451	2,666	78,995
Post-retirement benefit obligation	(93,226)	(104,715)	(109,896)
Interest on debts — accrued	1,588	(36,380)	44,158
Loan and financing — interest added to the principal	27,146	70,105	58,780
Regulatory charges	(39,162)	68,082	(30,559)
Other	25,359	18,736	10,956

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,247,567	2,298,116	1,588,289

			(Continued)
	2007	2006	2005

INVESTING ACTIVITIES
Purchase of interest of subsidiaries, net of cash	(383,816)	(593,000)	(5,424)
Additions to permanent assets	(1,132,757)	(797,235)	(626,537)
Financial investments	(51,520)	(18,916)	(157,967)
Proceeds from sales of financial investments	33,549	27,847	11,696
Special obligations	65,917	49,426	23,371
Additions to deferred charges	(8,536)	(12,733)	(5,433)
Proceeds from sale of permanent assets	24,091	94,308	18,261
Other	(28,378)	(81)	(2,387)

NET CASH USED IN INVESTING ACTIVITIES	(1,481,450)	(1,250,384)	(744,420)

FINANCING ACTIVITIES
Loans and financing obtained	2,551,090	2,124,163	1,124,359
Payments of loans and financing	(1,451,590)	(2,220,076)	(1,230,116)
Dividends and interest on shareholder’s equity paid	(1,560,952)	(1,090,259)	(559,170)
Capital increase	271	-	-
Advance for future capital increase	82,597	-	-
Other	-	24	-

NET CASH USED IN FINANCING ACTIVITIES	(378,584)	(1,186,148)	(664,927)

INCREASE IN CASH AND CASH EQUIVALENTS	387,533	(138,416)	178,942
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	540,364	678,780	499,838

CASH AND CASH EQUIVALENTS — END OF YEAR	927,897	540,364	678,780

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	477,972	452,896	369,825
Interest paid in cash for the year	331,252	490,965	462,882
TRANSACTIONS NOT AFFECTING CASH:
Conversion of debt into Capital (IFC Subscription Bonus)	-	-	98,976
Acquisition of minority shareholders with share issue	6,385	-	553,778
Business acquisition:
Assets acquired, including goodwill	605,998	1,051,768	5,608
Liabilities assumed	(191,897)	(424,441)	(4)
Purchase price paid	414,101	627,327	5,604
Cash acquired	(30,285)	(34,327)	(180)
Purchase price, net of cash acquired	383,816	593,000	5,424

g) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement defines fair value, establishes a framework for the measurent of fair value, and enhances disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting of this Statement. FASB Staff Position 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157. The company is currently evaluating the impact of adopting of this Statement.

In February 2007, the FASB issued SFAS No. 159 – “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial intruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement has no impact in the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” – an amendment to ARB No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for fiscal years beginning after December 15, 2008, and earlier adopted is prohibited. The Company is currently evaluating the impact of adopting of these Statements.

In March 2008, FASB issued SFAS 161 “Disclosure about derivative instruments and hedging activities”. This statement amends and expands the disclosure requirements of Statement 133 Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The company is currently evaluating the impact of adopting of this Statement.

CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

The condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2007 and 2006 and for each of the three years in the period ending on December 31, 2007, under Brazilian Accounting Principles is as follows:

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2007	2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,744	25,429
Financial investments	46,614	29,579
Recoverable taxes	31,899	28,655
Deferred taxes	10,107	9,951
Dividends receivable	1,008,363	824,242
Other	5,059	351

	1,107,786	918,207

NONCURRENT ASSETS
Financial investments	97,521	103,901
Recoverable taxes	2,787	2,787
Deferred taxes	79,038	70,997
Advance for future capital increase	409,310	-
Other	6,892	307

	595,548	177,992

PERMANENT ASSETS
Investments in subsidiaries	3,077,514	3,126,322
Goodwill	1,654,718	1,448,410
Property, plant and equipment	467	493
Other	6,412	1,048

	4,739,111	4,576,273

TOTAL ASSETS	6,442,445	5,672,472

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Suppliers	14,029	6,387
Accrued interest on loans, financing and debentures	15,983	120
Loans and financing	-	8,286
Taxes and payroll charges payable	273	291
Dividends and interest on shareholders’ equity	730,634	726,798
Derivative	22	40,141
Other	1,310	954

	762,251	782,977

LONG-TERM LIABILITIES
Reserve for contingencies	43,691	23,218
Derivative	47,913	-
Accrued interest on debts	12,505	-
Loans and financing	171,251	-
Debentures	450,000	-

	725,360	23,218
SHAREHOLDERS’ EQUITY
Common stock without par value (2007 – 479,910,938 issued and
outstanding; 2006 – 479,756,730 issued and outstanding)	4,741,175	4,734,790
Capital reserves	16	16
Profit reserves	213,643	131,471

	4,954,834	4,866,277

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,442,445	5,672,472

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2007	2006	2005

OPERATING EXPENSES
General and administrative expenses	(24,475)	(18,934)	(9,327)
Amortization of goodwill	(111,798)	(86,438)	(56,134)

	(136,273)	(105,372)	(65,461)
EQUITY IN EARNINGS OF INVESTEES	1,856,969	1,448,943	916,818
FINANCIAL EXPENSE
Financial income	21,070	86,136	47,316
Financial expense	(74,847)	(38,170)	(23,457)

	(53,777)	47,966	23,859
NONOPERATING INCOME (EXPENSES)
Nonoperating income	3,309	62,747	9
Nonoperating expense	(4,185)	(2,398)	(658)

	(876)	60,349	(649)
SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	(5,998)	(12,837)	-
Deferred tax	(1,367)	4,297	13,000
Income tax
Current tax	(24,805)	(43,902)	(160)
Deferred tax	9,563	4,652	59,000

	(22,607)	(47,790)	71,840

NET INCOME FOR THE YEAR	1,643,436	1,404,096	946,407

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2007	2006	2005

NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES	1,471,854	1,243,359	687,332
INVESTING ACTIVITIES
Purchase of interest in subsidiaries	(2,582)	(415,000)	(2,837)
Return of capital invested in subsidiary	12,400	20,628	-
Increase in property, plant and equipment	(74)	(101)	(137)
Financial investments	-	-	(130,615)
Proceeds from sales of financial investments	31,045	24,754	11,696
Additions to deferred charges	(6,136)	(335)	(204)
Sale of equity interest	2,635	89,899	-
Advance for future capital increase	(409,368)	-	-
Other	-	(300)	-

NET CASH USED IN INVESTING ACTIVITIES	(372,080)	(280,455)	(122,097)
FINANCING ACTIVITIES
Loans and financing obtained	916,250	14,082	-
Payments of loans and financing	(473,250)	-	-
Dividends paid	(1,557,428)	(1,089,653)	(529,282)
Other	(5,031)	24	-

NET CASH USED IN FINANCING ACTIVITIES	(1,119,459)	(1,075,547)	(529,282)

INCREASE IN CASH AND CASH EQUIVALENTS	(19,685)	(112,643)	35,953
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	25,429	138,072	102,119

CASH AND CASH EQUIVALENTS — END OF YEAR	5,744	25,429	138,072

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

• Nonoperating Income — In 2006, the Company sold equity interest held for investments.

• Deferred Taxes — As of December 31, 2005 CPFL Energia recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution.

• Investments — As of December 31, 2007 and 2006, investments in subsidiaries are comprised as follows:

	2007		2006

CPFL Paulista	497,388	(*)	1,456,044
CPFL Piratininga	230,538		230,538
RGE	1,097,275	(*)	-
CPFL Santa Cruz	120,124		-
CPFL Geração	1,128,591		1,114,590
CPFL Brasil	3,598		547
CPFL Serra	-		320,607
CPFL Cone Sul	-		5,519
Nova 4	-		(1,523)

	3,077,514		3,126,322

(*) As described in note 1, during 2007 CPFL Paulista transfered the share control of RGE through a capital reduction and, after a sequence of corporate reestrucring, RGE became a wholly-owned subsidiary of CPFL Energia.

• Goodwill — As of December 31, 2007 and 2006, goodwill is comprised as follows (for additional information, see note 13):

	2007	2006

CPFL Paulista	1,110,960	1,196,403
CPFL Piratininga	135,683	145,410
CPFL Geração	46,519	49,867
RGE	302,560	-
CPFL Santa Cruz	58,970	-
CPFL Serra	-	58,176
CPFL Cone Sul	-	(1,337)
CPFL Missões	-	(109)
Other	26	-

	1,654,718	1,448,410

• Debentures: On October 25, 2007, the company issued debentures in the amount of R$ 450,000. This issuance is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna.

• Reserve for contingencies — CPFL Energia recorded a reserve for contingencies related to the non-payment of PIS and COFINS levied on interest on shareholders’ equity.

• Dividends received — The dividends received are comprised as follows:

	2007	2006	2005

CPFL Paulista	741,408	665,733	591,410
CPFL Piratininga	361,964	104,850	170
CPFL Serra	110,467	-	-
CPFL Cone Sul	1,297	-	-
CPFL Geração	153,822	167,032	-
CPFL Brasil	206,913	184,748	128,125
CPFL Santa Cruz	12,183	-	-

	1,588,054	1,122,363	719,705

• Restriction of transfer of funds from subsidiaries – CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Santa Cruz, ENERCAN, CERAN, BAESA, Foz do Chapecó, CPFL Sul Centrais Elétricas, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa qualify as concessionaires of public services. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL.

As of December 31, 2007, total restricted subsidiaries net assets amount to R$ 3,963,568 composed as follows:

CPFL Paulista	497,388
CPFL Piratininga	230,538
RGE	1,097,275
CPFL Santa Cruz	120,124
ENERCAN, CERAN, BAESA and Foz do Chapecó	729,783
CPFL Sul Centrais Eletricas	3,730
CPFL Geração	1,128,591
CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa	156,139

3,963,568

This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. However, as described in Notes 16 and 17, CPFL Paulista, CPFL Piratininga, RGE, ENERCAN, CERAN and BAESA may have restrictions relating to the payment of dividends.

(A free translation from the original issued in Portuguese)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Rio Grande Energia S.A.

1. We have audited the accompanying consolidated balance sheet of Rio Grande Energia S.A. and subsidiary as of December 31, 2006, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Rio Grande Energia S.A. and subsidiary as of December 31, 2006 and the results of their operations, the changes in stockholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2006 in accordance with accounting practices adopted in Brazil.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil
April 2, 2007