Form 20-F
period 2008-12-31
CPFL Energy INC
filed 2009-06-29
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008
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
+55 11 3841-8507
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

As of December 31, 2008, there were 479,910,938 common shares, without par value, outstanding

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

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

i

ii

PART III

ITEM 17. Financial Statements	95

ITEM 18. Financial Statements	95

ITEM 19. Exhibits	95

Glossary of Terms	96

Signatures	99

Ex-1.1: AMENDED AND RESTATED BYLAWS
EX-8.1: LIST OF SUBSIDIARIES
EX-10.1: AMENDED AND RESTATED SHAREHOLDERS AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

iii

FORWARD-LOOKING STATEMENTS

     This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Those statements appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements. These factors include:

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

  changes in consumer demand;

  existing and future governmental regulations relating to the power industry; and

  the risk factors discussed under “Item 3. Key Information—Risk Factors,” beginning on page 10.

     Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

CERTAIN TERMS AND CONVENTIONS

     A glossary of electricity industry terms is included in this annual report, beginning on page 96.

PRESENTATION OF FINANCIAL INFORMATION

     The audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, included in this annual report have been prepared in accordance with generally accepted accounting principles in Brazil (“Brazilian Accounting Principles”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 34 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$2.337 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2008 as reported by the Central Bank of Brazil, or Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Exchange Rates” for more information regarding exchange rates between reais and U.S. dollars.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     Selected Financial and Operating Data

     The following table presents our selected historical financial and operating data. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information,” included elsewhere in this annual report. The financial data at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report.

     The financial information included in this annual report has been presented in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 34 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2008 have been translated into U.S. dollars at the rate as reported by the Central Bank on December 31, 2008 of R$2.337 to US$ 1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

     Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007. Changes that took effect in 2008 have been given effect in our audited consolidated financial statements, and in the selected financial data presented below, as of and for the years ended December 31, 2008 and 2007. The principal effects of these changes on our financial statements are as follows: (i) we recorded certain financial instruments (including derivates and certain debt linked to derivatives) at fair value and recognize fair-value gain and loss in the statement of operations, (ii) we reclassified certain investments and fixed assets as intangible assets on the balance sheet, (iii) we reclassified our permanents assets as non-current assets on the balance sheet, and (iv) we reclassified certain items as operating expenses in the income statement that were previously recorded as non-operating income (expense). The changes are described in full in Note 2.1 to the audited consolidated financial statements presented elsewhere in this annual report. Beginning in 2010, Brazilian companies must prepare their respective financial statements in accordance with International Financial Reporting Standards (“IFRS”), as set forth by Brazilian authorities.

     These changes have not been given effect in the selected financial data as of and for the years ended December 31, 2006, 2005 and 2004, which are accordingly not comparable in certain limited respects.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,

	2008	2008	2007	2006	2005	2004

	(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$ 6,150	R$ 14,372	R$ 14,207	R$ 12,227	R$ 10,907	R$ 9,549

Net operating revenues(1)	4,153	9,706	9,410	7,912	6,992	6,736

Operating costs:
Electricity purchased for resale	2,049	4,788	4,052	3,419	3,175	3,126
Electricity network usage charges	387	904	703	774	757	679
Personnel	128	299	263	243	200	190
Post-retirement benefit obligation	(36)	(84)	(47)	(7)	90	148
Materials	22	52	50	39	34	32
Outside services	58	135	134	111	98	88
Depreciation and amortization	145	340	341	297	273	251
Fuel usage account — CCC(1)	—	—	—	—	—	251
Energy Development Account — CDE(1)	—	—	—	—	—	185
Services rendered to third parties	3	7	6	21	12	9
Other	23	53	36	13	12	9

	2,778	6,493	5,539	4,910	4,651	4,966
Operating expenses:
Sales and marketing(1)	105	246	428	244	197	195
General and administrative	165	385	354	315	267	268
Amortization of intangible assets related to concessions	82	192	176	152	126	110
Other(1)	23	53	65	19	108	56

	375	877	1,024	730	698	633

Operating income	1,000	2,336	2,847	2,272	1,643	1,140
Financial expense, net	(177)	(414)	(375)	(151)	(212)	(568)
Non-operating income (expense), net	—	—	—	50	(1)	(4)
Income and social contribution taxes	(272)	(636)	(827)	(734)	(336)	(244)
Net income before extraordinary item and minority
interest	550	1,285	1,646	1,437	1,094	324
Extraordinary item, net of taxes(2)	—	—	—	(33)	(33)	(34)
Minority interest	(4)	(10)	(5)	—	(40)	(22)

Net income	US$ 546	R$ 1,276	R$ 1,641	R$1,404	R$ 1,021	R$ 269

Net income per share, before extraordinary item and
minority interest	1.15	2.68	3.43	3.00	2.28	0.72
Net income per share	1.14	2.66	3.42	2.93	2.13	0.59
Net income per ADS, before extraordinary item and
minority interest	3.44	8.04	10.29	8.99	6.84	2.15
Net income per ADS	3.41	7.97	10.26	8.78	6.39	1.78
Dividends declared(3)	517	1,208	1,561	1,334	899	265
Number of common shares outstanding at year-end	480	480	480	480	480	452
Dividends declared per share (3)	1.08	2.52	3.25	2.78	1.87	0.59
Dividends declared per ADS (3)	3.23	7.55	9.76	8.34	5.62	1.77

U.S. GAAP
Operating revenues	6,002	14,027	13,873	11,395	9,406	8,310
Net operating revenues(1)	4,018	9,390	9,181	7,316	6,053	5,880
Operating income	878	2,053	2,617	1,842	1,428	1,005
Net income	529	1,237	1,675	1,252	1,110	359
Net income per share – basic	1.10	2.58	3.49	2.61	2.42	0.85
Net income per ADS – basic	3.31	7.73	10.48	7.83	7.26	2.55
Net income per share – diluted	1.10	2.58	3.49	2.61	2.39	0.84
Net income per ADS – diluted	3.31	7.73	10.48	7.83	7.18	2.51
Weighted average number of shares outstanding	480	480	480	480	458	421

BALANCE SHEET DATA

	As of December 31,

	2008	2008	2007	2006	2005	2004

	(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$ 316	R$ 738	R$ 1,106	R$ 540	R$ 679	R$ 500
Accounts receivable	736	1,721	1,818	2,125	1,803	1,572
Other current assets	536	1,253	1,152	941	1,288	1,151
Total current assets	1,588	3,712	4,076	3,696	3,770	3,223
Non-current assets:
Accounts receivable	122	286	215	165	416	582
Property, plant and equipment	2,830	6,614	5,984	6,237	5,289	4,879
Intangible Assets	1,155	2,700	2,856	2,807	2,619	2,347
Other non-current assets	1,254	2,930	2,467	1,144	1,757	1,626
Total non-current assets	5,362	12,531	11,522	10,353	10,081	9,434
Total assets	6,950	16,243	15,598	14,049	13,851	12,657
Current liabilities:
Short-term debt (4)	551	1,288	1,166	964	1,651	1,303
Other current liabilities	1,264	2,954	3,051	2,821	2,488	1,745
Total current liabilities	1,815	4,242	4,217	3,785	4,139	3,048
Long-term liabilities:
Long-term debt(4)	2,541	5,939	5,265	4,279	3,394	3,830
Other long-term liabilities	409	956	1,077	1,116	1,522	1,621
Total long-term liabilities	2,950	6,894	6,342	5,395	4,916	5,451
Minority interest	38	88	88	2	—	137
Shareholder’s equity	2,147	5,019	4,951	4,866	4,796	4,021
Total liabilities and shareholders’ equity	6,950	16,243	15,598	14,049	13,851	12,657
U.S. GAAP
Shareholders’ equity	2,759	6,448	6,892	6,781	6,271	5,178
Total assets	US$ 6,894	R$ 16,112	R$ 15,532	R$ 14,435	R$ 13,938	R$ 12,952

OPERATING DATA

		For the year ended December 31,

	2008	2007	2006	2005	2004

Energy sold (in GWh):
Residential	11,649	10,766	9,489	8,783	8,302
Industrial	16,066	16,692	16,882	16,995	17,897
Commercial	6,938	6,509	5,779	5,329	4,936
Rural	2,449	2,511	1,966	1,730	1,619
Public administration	1,027	972	862	800	746
Public lighting	1,355	1,284	1,152	1,098	1,070
Public services	1,634	1,590	1,472	1,400	1,358
Own consumption	32	30	25	25	26

Total energy sold to Final Consumers	41,150	40,354	37,627	36,160	35,954

Electricity sales to wholesalers (in GWh)	9,551	8,731	7,461	6,160	4,122
Total consumers (in thousands)(5)	6,425	6,257	5,749	5,610	5,467
Installed capacity (in MW)	1,704	1,588	1,072	915	854
Assured energy (in GWh)	7,134	6,698	4,962	4,214	3,807
Energy generated (in GWh)	6,659	6,382	3,407	3,126	2,734
_______________________
(1)	CCC, CDE and research and development were reclassified in 2007 as deductions from gross operating revenues instead of operating costs as required by ANEEL under Brazilian Accounting Principles. For comparative purposes, this reclassification was applied for all years presented except for 2004.
(2)	Reflects the initial effect of a change in Brazilian Accounting Principles for post-retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.
(3)	Dividends declared represents the total amount of dividends declared from net income for each period presented.
(4)	Short-term debt and long-term debt include derivative and accrued interest.
(5)	Represents active consumers (meaning consumers who are connected to the distribution network), rather than consumers invoiced at period-end.

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

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	period(1)	Low	High

		(reais per U.S. dollar)
Year ended:
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762
December 31, 2006	2.138	2.168	2.059	2.371
December 31, 2007	1.771	1.930	1.733	2.156
December 31, 2008	2.337	1.833	1.559	2.500
Month:
October 2008	2.115	2.173	1.921	2.392
November 2008	2.333	2.266	2.121	2.428
December 2008	2.337	2.394	2.337	2.500
January 2009	2.316	2.307	2.189	2.380
February 2009	2.378	2.313	2.245	2.392
March 2009	2.315	2.314	2.238	2.422
April 2009	2.178	2.206	2.170	2.290
May 2009	1.973	2.061	1.973	2.148
June 2009 (through 18)	1.971	1.952	1.930	1.978
_______________________
(1)	Year-end figures represent the average of the month-end exchange rates during the relevant period. The figures provided for months in 2008 and 2009, as well as for the month of June up to and including June 18, 2009 represent the average of the exchange rates at the close of trading on each business day during such period.

RISK FACTORS

Risks Relating to Our Operations and the Brazilian Power Industry

     The current credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, customers, business, and results of operations. The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

     The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition. The effect of this crisis on our customers and on us cannot be predicted. The current economic situation also could lead to reduced demand or lower prices for energy, or both, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results. Our ability to access the capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost of debt financing and the proceeds of equity financing may be materially adversely affected by these market conditions.

     We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.

     Our business is subject to extensive regulation by various Brazilian regulatory authorities, particularly the National Electric Energy Agency, Agência Nacional de Energia Elétrica (“ANEEL”). ANEEL regulates and oversees various aspects of our business and establishes our tariffs. If we are obliged by ANEEL to make additional and unexpected capital investments and are not allowed to adjust our tariffs accordingly, or if ANEEL modifies the regulations related to such adjustment, we may be adversely affected.

     In addition, the implementation of our strategy for growth, as well as the ordinary carrying out of our business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal and state concession programs, creation of more rigid criteria for qualification in future public energy auctions, or a delay in the revision and implementation of new annual tariffs.

     If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

     The regulatory framework under which we operate is subject to legal challenge.

     The Brazilian government implemented fundamental changes in regulation of the power industry under 2004 legislation known as the Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law. Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, it will have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

     We are uncertain as to the renewal of our concessions.

     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian Federal Government. Our concessions range in duration from 16 to 35 years, with the first expiration date in 2015. Five of our distribution subsidiaries have concessions that expire in July 2015, with options to renew for an additional 20 years.

     The Brazilian constitution requires that all concessions relating to public services be awarded through a bidding process. Under laws and regulations specific to the electric sector, the Federal Government may renew existing concessions for additional periods of up to 30 years without a bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. The Federal Government has considerable discretion under the Concessions Law and the concession contracts with respect to renewal of concessions, and there is no extensive history of administrative practice concerning renewals. As a result, we cannot assure you that our concessions will be renewed at all, or that they will be renewed on the same terms.

     The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

     ANEEL has substantial discretion to establish the tariff rates our distribution companies charge our consumers. Our tariffs are determined pursuant to concession agreements entered into with the Brazilian Federal Government, and in accordance with ANEEL’s regulations and decisions.

     Our concession agreements and the Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) the annual adjustment (reajuste anual), (ii) the periodic revision (revisão periódica) and (iii) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our consumers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

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

     In addition, the Brazilian government has the power to terminate any of our concessions by means of expropriation for reasons related to the public interest.

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

     Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas. If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases. For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements. If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência) established by the Brazilian government, we may not be able to fully pass through the costs of our electricity purchases. Our forecasted electricity demand may prove inaccurate, including as a result of consumers moving between the different markets (regulated and free). If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected. See “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”

     Our reported financial condition and results could be adversely affected by changes in Brazilian Accounting Principles.

     Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007, requiring among other things that Brazilian accounting standard-setters move toward convergence with IFRS, which will be mandatory by 2010. Changes that took effect in 2008 have been given effect for the years 2007 and 2008 presented in our audited consolidated financial statements and are described in Note 2.1 to the audited consolidated financial statements.

     Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect. These effects could include reducing our reported revenues, operating income or net income, or adversely affecting our balance sheet. Such changes could adversely affect our compliance with financial covenants under our financing facilities. They could also reduce the ability of our subsidiaries to pay dividends to us, or our ability to pay dividends to our shareholders.

     Two aspects of IFRS that could have a material impact on us, if they are adopted in Brazil, concern the recognition of regulatory assets and accounting for our concessions, such as a potential reclassification of property, plants and equipment as intangible assets, financial assets, or both. Under Brazilian Accounting Principles and U.S. GAAP, we recognize as assets and liabilities certain amounts that we are legally entitled to collect, or required to pay, in the future under the regulations applicable to our distribution subsidiaries. Accounting for regulatory assets and liabilities in this way has a very material effect on our reported financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects.” In addition, the implementation of IFRS could require us to reclassify assets related to our concessions that we currently classify as property, plant and equipment as intangible assets, financial assets, or both. Currently, there are authoritative interpretations of IFRS that we believe might limit our ability to recognize these assets and liabilities, as well as the manner in which we account for our concessions. We and other similarly situated Brazilian companies are discussing these points with the Brazilian standard-setters and regulators, but we cannot predict the outcome of those discussions or the ultimate manner in which IFRS or Brazilian standards based on IFRS will apply to us.

     ANEEL may limit distributions that our regulated subsidiaries may make to us.

     The amounts that our regulated subsidiaries may distribute to us in the form of dividends in any given fiscal year depend on such subsidiaries making a profit, as calculated in accordance with the Brazilian Corporation Law. Despite the significant cash flow generated by our regulated subsidiaries, their results are affected by depreciation and by the amortization of intangible assets arising from the acquisition of RGE and Semesa. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us as dividends, and we would require approval by ANEEL to conduct a capital reduction.

     We generate a significant portion of our operating revenues from consumers that qualify as potentially Free Consumers, and that are allowed to seek alternative electricity suppliers. We may face other types of competition that could adversely affect our market share and revenues.

     Within our concession areas, other electricity suppliers are permitted to compete with us in offering electricity to certain consumers that qualify as potentially Free Consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Such potentially Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, by providing a six months prior notice, or by providing an one year prior notice if their contract with us is valid for an undetermined period of time. At December 31, 2008, we supplied energy to 157 potentially Free Consumers, which accounted for approximately 7.3% of our net operating revenues and approximately 8.4% of the total volume of electricity sold by our distributors during 2008. In addition, other consumers meeting certain criteria may become Free Consumers if they move to energy from renewable energy sources, such as small hydroelectric power plants or biomass. At December 31, 2008 we had a total of 1,501 of these consumers that accounted for approximately 16% of our net operating revenues and approximately 16.7% of the total volume of electricity sold by our distribution subsidiaries during 2008. A decision by our potentially Free Consumers to become Free Consumers and purchase electricity from electricity suppliers serving Free Consumers located in our concession areas could adversely affect our market share and results of operations.

     In addition, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for self consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

     Our operating results depend on prevailing hydrological conditions. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2008, according to data from the National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”), more than 89% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

     Our equipment, facilities and operations are subject to environmental and health regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

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

     We plan to invest approximately R$796 million in our generation activities, including our biomass generation company CPFL Bioenergia, and R$4,200 million in our distribution activities during the period from 2009 through 2013. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

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

     As of December 31, 2008, VBC Energia S.A., or VBC, 521 Participações S.A., or 521, and Bonaire Participações S.A., or Bonaire, owned 27.85%, 31.10% and 12.65%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our minority shareholders, including holders of our ADSs. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

     We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

     As of December 31, 2008, approximately 76.9% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 23.1% of our total indebtedness was denominated in U.S. dollars and Japanese yen and substantially subject to currency swaps that converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real or Japanese yen/real exchange rates appreciate, our financing expenses will increase.

     Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

     As of December 31, 2008, we had a debt of R$6,588 million. Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness. If we incur additional debt, the risks associated with our leverage would increase.

     We may acquire other companies in the electricity business, as we have in the past, and these acquisitions could increase our leverage or adversely affect our consolidated performance.

     We regularly analyze opportunities to acquire other companies engaged in activities along the entire electricity generation, transmission and distribution chain. If we do acquire other electricity companies, it could increase our leverage or reduce our profitability. Furthermore, we may not be able to integrate the acquired company’s activities and achieve the economies of scale and expected efficiency gains that often drive such acquisitions, and failure to do so could harm our financial condition and results of operations.

Risks Relating to Brazil

     Brazilian political and economic conditions could adversely affect our business and the market price of the ADSs and our common shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s economic policies have in the past involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. A variety of government authorities are responsible for regulating in these areas and they sometimes issue conflicting policies. Our business, financial condition and results of operations may be adversely affected by changes or inconsistencies in policy or regulations involving exchange controls, price controls, tax policies, the financial system or other factors. These and other measures could also affect the market price of the ADSs and our common shares.

     Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

     In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For several years, and continuing through the first half of 2008, the Brazilian real strengthened regularly against the U.S. dollar, but beginning in the second half of 2008 it has greatly depreciated against the U.S. dollar. For additional information about historical exchange rates and the impact of the depreciation of the real, see “Item 3. Key Information—Exchange Rates” and “Item 5. Operating and Financial Review and Prospects¯Results of Operations¯2008 compared to 2007.”

     Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs.

     Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market price of the ADSs and our common shares.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 3.8% in 2006, 7.8% in 2007 and 9.8% in 2008 as measured by the General Market Price Index, Índice Geral de Preços–Mercado (“IGP-M”). Inflation, and certain government actions taken to combat inflation, has in the past had significant negative effects on the Brazilian economy. Measures to curb inflation, and speculation about possible future governmental measures, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

     Future measures taken by the Brazilian government, including interest rate changes, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market price of the ADSs and our common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

     We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A. Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14º andar – Cj 1402, Vila Olímpia, CEP 04547-005, in the City of São Paulo, State of São Paulo, Brazil and our telephone number is +55 11 3841-8507.

     We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil. We were incorporated in 1998 as a joint venture among VBC, 521 and Bonaire to combine their interests in companies operating in the Brazilian power sector.

     We are one of the largest electricity distributors in Brazil, based on the 37,323 GWh of electricity we distributed to approximately 6.4 million consumers in 2008. In 2008, our installed generating capacity was 1,704 MW. We are also involved in upgrading existing generation assets, building one new hydroelectric generation facility, one biomass generation project, and upgrading two small hydroelectric power plants, through which we expect to increase our installed generating capacity to 2,202 MW as they are completed over the next two years.

     We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. In 2008, the total amount of electricity sold by our commercialization services was 7,608 GWh and 8,822 GWh to affiliated and unaffiliated parties, respectively.

     In 2008 and through June 2009, the following developments affected our corporate structure:

  In September 2008, we incorporated CPFL Bioenergia S.A. (“CPFL Bioenergia”) to invest in the generation of energy from biomass. CPFL Bioenergia entered into a Consortium Agreement with Baldin Bioenergia Ltda. that provides for the joint development of a generation plant with a capacity of 45MW, at a cost of approximately R$100 million. The plant is scheduled to commence operations in 2010. We expect to increase our installed capacity in 22.5 MW upon completion of such plant.

  In June 2007, we acquired, through our subsidiary Perácio, all of the shares of CPFL Jaguariúna, representing 100.0% of its capital for R$408 million paid in cash. As of March 2009, we merged Perácio into CPFL Jaguariúna and restructured CPFL Jaguariúna such that we now directly hold all of its subsidiaries.

     The following chart provides an overview of our corporate structure, as of June 2009:

Our core businesses are:

  Distribution. In 2008, our eight fully-consolidated distribution subsidiaries delivered 37,323 GWh of electricity to approximately 6.4 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

  Generation. As of December 31, 2008, we had installed generation capacity of 1,704 MW. During 2008 we generated a total of 6,659 GWh of electricity, and we had 7,134 GWh of assured energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We hold equity interests in eight hydroelectric plants (Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães-Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó), one of which (Foz do Chapecó) is currently under construction and is expected to be completed in 2010. Although the concession for Serra da Mesa hydroelectric generation facility is held by Furnas, we are entitled to 51.5% of its assured energy. We also own 33 small hydroelectric power plants and one thermoelectric power plant. In 2010, we also expect to generate bioenergy. Once all of these facilities become fully operational, we estimate that our installed generation capacity will reach 2,202 MW. The increased capacity from the new generation facilities will principally be used for our own distribution and commercialization activities.

  Commercialization and Electricity-Related Services. Our subsidiary CPFL Comercialização Brasil S.A., or CPFL Brasil, handles our commercialization operations and electricity-related services. CPFL Brasil procures electricity for our distribution operations, sells electricity to Free Consumers, other commercialization companies and distribution utilities, and provides electricity-related services. In 2008, we sold 16,431 GWh of electricity of which 8,822 GWh was sold to unaffiliated third parties.

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

     Focus on further improving our operating efficiency. The distribution of electricity to captive consumers in our distribution concession areas is our largest business segment. We continue to focus on improving our service and maintaining low operating costs by exploiting synergies across subsidiaries and investing in new systems that monitor our assets so that they are more efficiently managed. We seek to create value for our shareholders by optimizing our debt portfolio and exercising shrewd financial judgment. We also believe that a strong distribution business of sufficient scale will continue to provide a springboard for our strategies in electricity generation and commercialization. We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.

     Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects. We have been developing a portfolio of new hydroelectric generating facilities. Between 2005 and 2008, four new plants became operational. The Castro Alves plant became fully operational in June 2008 and the first generation unit of 14 de Julho started operations in December 2008. By March 2009, when the second (and last) generation unit of 14 de Julho became fully operational, we had an installed capacity of 1,737 MW. By 2010, when Foz do Chapecó and CPFL Bioenergia are expected to become fully operational, we expect our generation capacity to reach 2,202 MW. Most of these generation facilities have associated long-term power purchase agreements (“PPAs”), approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects.

     Expand and strengthen our commercialization business. Free Consumers represent a significant segment of the electricity market in Brazil. We strive to maintain our captive market. However, where we face competition, we make an effort to retain those of our consumers that are permitted to become Free Consumers by means of bilateral agreements with CPFL Brasil, our commercialization subsidiary, in addition to attracting additional Free Consumers from outside of our distribution companies’ concession areas. In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.

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

Our Service Territory

Distribution

     We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2008. Our eight distribution subsidiaries together supply electricity to a region covering 208,205 square kilometers primarily in the States of São Paulo and Rio Grande do Sul. Their service areas include 568 municipalities and a population of approximately 17.2 million people. Together, they provided electricity to approximately 6.4 million consumers as of December 31, 2008. Our eight subsidiaries distributed approximately 12.9% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL.

Distribution Companies

     We have eight distribution subsidiaries:

  CPFL Paulista. Companhia Paulista de Força e Luz (“CPFL Paulista”) supplies electricity to a region covering 90,440 square kilometers in the State of São Paulo with a population of approximately 8.9 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.5 million consumers as of December 31, 2008. In 2008, CPFL Paulista distributed 19,544 GWh of electricity, which accounts for approximately 16.4% of the total electricity distributed in the State of São Paulo, and 6.8% of the total electricity distributed in Brazil, during that period.

  CPFL Piratininga. Companhia Piratininga de Força e Luz (“CPFL Piratininga”) supplies electricity to a region covering 6,785 square kilometers in the southern part of the State of São Paulo with a population of approximately 3.3 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. CPFL Piratininga had approximately 1.4 million consumers as of December 31, 2008. In 2008, CPFL Piratininga distributed 8,398 GWh of electricity, accounting for approximately 7.1% of the total electricity distributed in the State of São Paulo, and 2.9% of the total electricity distributed in Brazil, during that period.

  RGE. Rio Grande Energy (“RGE”) supplies electricity to a region covering 90,718 square kilometers in the State of Rio Grande do Sul with a population of approximately 3.8 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.2 million consumers as of December 31, 2008. In 2008, RGE supplied 7,198 GWh of electricity (6,832 GWh distributed to Final Consumers, and 366 GWh delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 37.5% of the total electricity distributed in the first quarter of 2008 in the State of Rio Grande do Sul, and 2.5% of the total electricity distributed in Brazil during that period.

  CPFL Santa Cruz. Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) supplies electricity to an area covering 11,775 square kilometers, which includes 24 municipalities in the northwest part of the State of São Paulo and three municipalities in the State of Paraná. In 2008, CPFL Santa Cruz distributed 838 GWh of electricity to approximately 174,100 consumers, accounting for approximately 0.7% of the total electricity distributed in the State of São Paulo, and 0.3% of the total electricity distributed in Brazil, during that period.

  CPFL Jaguari. Companhia Jaguari de Energia (“CPFL Jaguari”) supplies electricity to an area covering 252 square kilometers, which includes two municipalities of the State of São Paulo. In 2008, CPFL Jaguari distributed 489 GWh of electricity to approximately 30,800 consumers.

  CPFL Mococa. Companhia Luz e Força de Mococa (“CPFL Mococa”) supplies electricity to an area covering 1,844 square kilometers, which includes one municipality of the State of São Paulo and 3 municipalities in the State of Minas Gerais. In 2008, CPFL Mococa distributed 194 GWh of electricity to approximately 38,800 consumers.

  CPFL Leste Paulista. Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”) supplies electricity to an area covering 2,589 square kilometers, which includes seven municipalities of the State of São Paulo. In 2008, CPFL Leste Paulista distributed 286 GWh of electricity to approximately 49,000 consumers.

  CPFL Sul Paulista. Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) supplies electricity to an area covering 3,802 square kilometers, which includes five municipalities of the State of São Paulo.
  In 2008, CPFL Sul Paulista distributed 376 GWh of electricity to approximately 68,200 consumers.

Market Share

     ANEEL reported in the second quarter of 2008 that our market share in the Brazilian energy distribution sector for 2007 was 13.8% . In the fourth quarter of 2008, ANEEL reviewed the method it used to calculate our market share and adjusted its report to 12.9% . Our market share remained unchanged during 2008.

Distribution Network

     Our eight distribution subsidiaries own distribution lines with voltage levels ranging from 34.5 kV to 138 kV. These lines distribute electricity from the connection point with the Basic Network to our power sub-stations, in each of our concession areas. All consumers that connect to these distribution lines, such as Free Consumers or other concessionaires, are required to pay a tariff for using the system Tarifa de Uso do Sistema de Distribuição (“TUSD”).

     Each of our subsidiaries has a distribution network consisting of a widespread network of predominantly overhead lines and sub-stations having successively lower voltage ranges. Consumers are classified in different voltage levels based on their consumption of, and demand for, electricity. Large industrial and commercial consumers receive electricity at high voltage ranges (up to 138 kV) while smaller industrial, commercial and residential consumers receive electricity at lower voltage ranges (2.3 kV and below).

     As of December 31, 2008, our distribution network consisted of 200,414 kilometers of distribution lines including 233,609 distribution transformers. Our eight distribution subsidiaries had 9,454 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, we had 424 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 12,423 mega-volt amperes. Of the industrial and commercial consumers in our concession area, 207 had 69 kV or 138 kV high-voltage electricity supplied through direct connections to our high voltage distribution lines.

System Performance

     Electricity Losses

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our electricity loss rates compare favorably to the 14.12% average for other major Brazilian electricity distributors in 2007 according to the most recent information available from the Brazilian Association of Electric Energy Distributors, Associação Brasileira de Distribuidores de Energia Elétrica (“ABRADEE”), an industry association.

     We are also actively engaged in efforts to reduce commercial losses. To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Approximately 584,000 inspections were conducted during 2008, which we believe led to a recovery of receivables estimated at more than R$136 million. Our eight distribution subsidiaries have lower rates of commercial losses than other Brazilian power companies.

     Power Outages

     The following table sets forth for each of our distribution subsidiaries the frequency and duration of electricity outages per consumer for the year 2008:

	Year ended December 31, 2008

							CPFL
	CPFL	CPFL		CPFL	CPFL	CPFL	Leste	CPFL Sul
	Paulista	Piratininga	RGE	Santa Cruz	Jaguari	Mococa	Paulista	Paulista

FEC[1]	5.87	5.36	9.67	6.93	5.40	7.25	8.85	7.10
DEC[2]	6.85	6.54	15.43	5.66	7.24	7.66	8.73	8.13
____________
(1)	Frequency of outages per consumer per year (number of outages)
(2)	Duration of outages per consumer per year (in hours)

     We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages. Our frequency and duration of interruptions per consumer during 2008 compare favorably to the averages for other Brazilian distribution companies, which were 11.72 and 16.08 respectively.

Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista and CPFL Piratininga are among the lowest in Brazil compared to companies of similar size. The duration of outages at RGE are comparatively higher than those at CPFL Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in Southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. Moreover, these indicators at RGE are at historical lows for the company due principally to its corporate reorganization and maintenance policy.

     Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately up to 19% of total interruptions. Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions. In 2008, we invested a total of R$292 million in materials, services and other related items to renovate and improve our distribution network to minimize both scheduled and unscheduled interruptions, and we expect to invest an additional R$325 million for such purposes in 2009.

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

Purchases of Electricity

     Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2008, 8.6% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries. Of the total energy that we purchased in 2008, 67.2% was purchased in the regulated market and 32.8% was purchased in the free market.

     In 2008, we purchased 11,085 GWh of electricity from the Itaipu power plant, amounting to 22.5% of the total electricity we purchased. Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL annually determines the amount of electricity to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 17% of Itaipu’s total supply to Brazil. This share was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas.

     The Itaipu plant has an exclusive transmission grid. Distribution companies pay a fee for the use of this grid.

     In 2008, we paid an average of R$88.10 per MWh for purchases of electricity from Itaipu, as compared to R$89.44 during 2007 and R$82.34 during 2006. These figures do not include the transmission fee.

     We purchased 38,246 GWh of electricity in 2008 from generating companies other than Itaipu, representing 77.5% of the total electricity we purchased. For more information on the regulated market and the free market, see “—The Brazilian Power Industry—The New Industry Model Law.”

     The following table shows amounts purchased from our suppliers in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,

	2008	2007	2006

		(in GWh)
Electricity purchased in the regulated market:
Itaipu	11,085	10,990	10,761
Tractebel Energia S.A.	7,128	8,110	6,690
Petrobrás – Petróleo Brasileiro S.A.	1,718	1,717	1,717
AES Uruguaiana Ltda.	1,243	1,244	1,119
Duke Energy Inter. Ger. Paranapanema S.A.	219	1,195	939
Furnas Centrais Elétricas S.A.	1,261	1,207	892
Electric Energy Trading Chamber – CCEE	2,820	783	520
Companhia de Geração de Energia Elétrica Tietê	302	377	387
Cia Estadual de Energia Elétrica – CEEE	94	96	69
Empresa Metropolitana de Aguas e Energia – EMAE	23	28	20
Companhia Energética de São Paulo – CESP	1,711	1,071	372
Companhia Hidro Elétrica do São Francisco – CHESF	1,121	634	455
Companhia Energética de Minas Gerais – CEMIG.	723	295	250
TermoRio S.A.	309	–	–
Enguia Gen	72	–	–
Other	3,319	1,927	1,033

Total	33,148	29,674	25,225
Electricity purchased in the free market	16,183	18,488	20,773

Total	49,331	48,162	45,998

     The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

     Transmission Tariffs. In 2008, we paid a total of R$904 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

     We classify our consumers into five principal categories. See Note 23 to our audited consolidated financial statements for a breakdown of our sales by category.

  Industrial consumers. Sales to final industrial consumers accounted for 32.7% of our revenue of electricity sales in 2008.

  Residential consumers. Sales to final residential consumers accounted for 35.9% of our revenue of electricity sales in 2008.

  Commercial consumers. Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 19.2% of our revenue of electricity sales in 2008.

  Rural consumers. Sales to final rural consumers accounted for 3.5% of our revenue of electricity sales in 2008.

  Other consumers. Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.7% of our revenue of electricity sales in 2008.

Tariffs

     Retail Distribution Tariffs. We classify our consumers into two different groups, Group A consumers and Group B consumers, based on the voltage level at which the electricity is supplied to such consumers. Each consumer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B consumers pay higher tariffs. There are differentiated tariffs in Group B by types of consumer (such as residential, commercial, rural and industrial). Consumers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to Final Consumers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”

     Group A consumers receive electricity at 2.3 kV or higher. Tariffs for Group A consumers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although consumers may opt for a differentiated tariff in peak periods. Tariffs for Group A consumers are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity or (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed. Group A consumers are those that will likely qualify as Free Consumers under the New Industry Model Law.

     Group B consumers receive electricity at less than 2.3 kV (220V and 127V). Tariffs for Group B consumers consist solely of an energy consumption charge and are based on the classification of the consumer.

     The following table sets forth our average retail prices for each consumer category for 2008. These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of eletricity sold in 2008.

				CPFL	CPFL
	CPFL	CPFL		Santa	Leste	CPFL Sul	CPFL	CPFL
	Paulista	Piratininga	RGE	Cruz	Paulista	Paulista	Jaguari	Mococa

	(R$/MWh)
Residential	374.67	360.91	469.23	384.86	456.17	403.47	336.54	471.47
Industrial	296.38	267.56	318.35	305.08	294.26	246.16	230.10	284.23
Commercial	332.64	323.83	455.77	368.28	425.44	412.09	301.86	401.77
Rural	178.96	166.27	182.10	165.61	233.02	221.66	95.70	230.65
Other	243.51	235.69	259.40	188.12	288.41	269.23	236.07	274.46
Total	317.83	305.73	345.93	296.30	334.59	307.83	223.92	341.65

     Under current regulations, residential consumers are classified as low income residential consumers according to the amount of energy they consume. Consumers that utilize less than 80 kWh to 220 kWh per month, depending on the regulations in the region in which they live, can be deemed low income residential consumers or can apply to become low income residential consumers, and accordingly receive benefits under some of the Brazilian government’s social programs. One such benefit afforded to low income residential consumers is that they are not subject to the payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

     TUSD. Under applicable laws and regulations, we are required to allow use of our high-voltage distribution lines by others, including Free Consumers within our distribution concession areas that are supplied by third parties. All of our consumers must pay a fee for the use of our network. In 2008, tariff revenues for the use of our network by Free Consumers amounted to R$858 million. The average tariff for the use of our network was 63.92 R$/MWh in 2008, including the TUSD we charge to other distributors connected to our distribution network.

Billing Procedures

     The procedure we use for billing and payment for electricity supplied to our consumers is determined by consumer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage consumers are billed within three business days after the meter reading, with payment required within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice, is sent to the consumer and a period of 15 days is provided to eliminate the amount owed to us. If payment is not received within three business days after the 15-day period, the consumers’ electricity supply is suspended.

     High voltage consumers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the consumer four business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the consumer is subject to discontinuation of service.

     At December 31, 2008, consumers in default represented an average 1.36% of annual revenues of our eight subsidiaries. These figures have fallen consistently in the past few years and are currently are among the lowest in the Brazilian power industry.

Customer Service

     We strive to provide high-quality customer service to our distribution consumers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2008, our call centers responded to more than 11 million calls. We also provide customer service through our Internet website, which handled approximately 6 million customer requests in 2008, and through our branch offices, which handled approximately 2 million customer requests in 2008. The growth in electronic requests has allowed us to reduce our customer service costs. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

Generation of Electricity

     We are actively expanding our generating capacity. In accordance with Brazilian regulation, revenues from generation are based mainly on assured energy of each facility, rather than its installed capacity or actual output of each generating facility. Assured energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement. For companies that are centrally dispatched by the ONS, actual output is determined periodically by the ONS in view of demand and hydrological conditions. Provided generators have sold their electricity and participate in the Energy Reallocation Mechanism, Mecanismo de Realocação de Energia (“MRE”), they will receive at least the amount relating to the assured energy, even if they do not actually generate all of it. Conversely, in case the generators’ output exceeds the assured energy their incremental revenue will only cover the costs associated thereto. Most of our hydroelectric plants are members of the MRE, which mitigates hydrologic risks.

     In 2008, CPFL Geração owned 51.54% interest in the assured energy from the Serra da Mesa power plant. Through our generation subsidiaries CERAN, BAESA and ENERCAN, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves and 14 de Julho plants, which have been operational since December 2004, November 2005, February 2007, March 2008 and December 2008, respectively. Through CPFL Jaguariúna, we owned 6.93% interest in the Luis Eduardo Magalhães power plant. We also operated 33 small hydroelectric power plants and one thermoelectric plant.

     Our total installed generation capacity from all of these facilities was 1,704 MW as of December 31, 2008. We produce electricity almost exclusively through our hydroelectric plants. We generated 6,659 GWh in 2008, 6,382 GWh in 2007, and 3,407 GWh in 2006. We are also currently involved in a joint venture to build the hydroelectric generation facility of Foz do Chapecó. We are also renovating existing facilities in order to increase our total installed generation capacity to 2,202 MW by 2010.

     The following table sets forth certain information relating to our principal facilities in operation as of June 2009.

	Installed	Assured	Placed in	Facility	Concession
CPFL Geração Plants	capacity	energy	service	upgraded	expires

	(MW)	(GWh/year)
Hydroelectric plants:
Serra da Mesa	1,275.0	5,878.0	1998		(1)
Our share of Serra da Mesa (51.54%)	657.1	3,029.5
Monte Claro	130.0	516.8	2004		2036
Our share of Monte Claro (65%)	84.5	335.9
Barra Grande	690.0	3,334.1	2005		2036
Our share of Barra Grande (25.01%)	172.5	833.7
Campos Novos	880.0	3,310.4	2007		2035
Our share of Campos Novos (48.72%)	428.8	1,612.9
Castro Alves	130.0	560.6	2008		2036
Our share of Castro Alves (65%)	84.5	364.4
14 de Julho	100.0	438.0	2008(6)		2036
Our share of 14 de Julho (65%)	65.0	284.7
Americana	30.0	78.8	1949	2002	2027
Andorinhas	0.5	4.0	1937	(2)	(4)
Buritis	0.8	7.9	1922		2027
Capão Preto	4.3	20.0	1911	2008	2027
Cariobinha	1.3	0	1936	(3)	2027
Chibarro	2.6	14.8	1912	2008	2027
Dourados	10.8	68.0	1926	2002	2027
Eloy Chaves	19.0	106.9	1954	1993	2027
Esmeril	5.0	25.2	1912	2003	2027
Gavião Peixoto	4.8	33.5	1913	2007	2027
Guaporé	0.7	5.4	1950	(2)	(4)
Jaguari	11.8	78.8	1917	2002	2027
Lençóis	1.7	14.7	1917	1988	2027
Monjolinho	0.6	2.7	1893	2003	2027
Pinhal	6.8	32.4	1928	1993	2027
Pirapó	0.7	5.6	1952		(4)
Saltinho	0.8	6.4	1950		(4)
Salto do Pinhal	0.6	0	1911	(3)	2027
Salto Grande	4.6	23.8	1912	2003	2027
Santana	4.3	25.4	1951	2002	2027
São Joaquim	8.1	49.3	1911	2002	2027
Socorro	1.0	5.3	1909	1994	2027
Três Saltos	0.6	5.3	1928		2027
Ponte do Silva	0.1	0	1956		(4)
Thermoelectric plants:
Carioba	36.0	93.7	1954		2027

Sub-total (our share only)	1,649.9	7,169.0

	Installed	Assured	Placed in	Facility	Concession
CPFL Jaguariúna Plants	capacity	energy	service	upgraded	expires

	(MW)	(GWh/year)
Hydroelectric plants:
Lavrinha	0.3	(5)	1947		(4)
Macaco Branco	2.4	(5)	1911		2015
Pinheirinho	0.6	(5)	1911		(4)
Rio do Peixe I	3.1	(5)	1925		2015
Rio do Peixe II	15.0	(5)	1998		2015
Santa Alice	0.6	(5)	1907		(4)
São José	0.8	(5)	1934		(4)
São Sebastião	0.7	(5)	1925		(4)
Turvinho	0.8	(5)	1912		(4)
Luis Eduardo Magalhães	902.5	4,613.0	2001		2032
Our share of Luis Eduardo Magalhães (6.93%)	62.5	319.7

Sub-total	86.8	319.7

Total	1,736.8	7,488.7
______________
(1)	The concession for Serra da Mesa is held by Furnas. We have a contractual right to 51.54% of the assured energy of this facility, under a 30-year rental agreement, expiring in 2028.
(2)	Power plants that will be upgraded by 2010.
(3)	Power plants that are not active.
(4)	Hydroelectric projects with a generation capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but are not eligible to concession or authorization processes.
(5)	Power plants that currently do not have assured energy approved by the MME. The energy that they produce is used by our distribution subsidiaries, reducing our energy purchases. We have applied for the assignment of a total of 78.6 GWh per year of assured energy for these nine small hydroelectric power plants and are waiting for MME and ANEEL approval.
(6)	The first generation unit of 14 de Julho became operational in December 25, 2008 and the second (and last) generation unit became operational on March 12, 2009.

     Serra da Mesa. Our largest hydroelectric facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders. Furnas began construction on the Serra da Mesa facility in 1985. In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction. Serra da Mesa currently consists of three hydroelectric facilities located on the Tocantins River in the State of Goiás. The Serra da Mesa facility began operations in 1998 and has an installed capacity of 1,275 MW. The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility. Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the assured energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires. We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 and that adjusts annually based on the IGP-M. After the expiration of this electricity purchase arrangement with Furnas, we will retain, until 2028, the right to 51.54% of the assured energy of Serra da Mesa. We will be allowed to commercialize it in accordance with regulations applicable at such time. Our share of the installed capacity and assured energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively. On May 5, 2008, Furnas requested the renewal of the plant concession term for an additional 20 years.

     CERAN Complex. We own a 65% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30%) and Desenvix (5%). The CERAN hydroelectric complex consists of three hydroelectric plants: Monte Claro, Castro Alves and 14 de Julho. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the State of Rio Grande do Sul. The entire CERAN Complex will have estimated installed capacity of 360 MW and estimated assured energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year. These facilities are operated by CERAN, under CPFL Geração’s supervision.

     Monte Claro (Ceran Complex). In 2004, Monte Claro’s first generator became operational, with an installed capacity of 65 MW and assured energy of 509.8 GWh a year, and in 2006, the second generator became operational, with an installed capacity of 65 MW and assured energy of 7.0 GWh per year. The plant has a total of 130 MW in installed capacity and 516.8 GWh in assured energy per year.

     Castro Alves (Ceran Complex). In March 2008, the first generation unit of Castro Alves plant became operational, with an installed capacity of 43.4 MW and annual assured energy of 353.0 GWh. In April 2008, the second generation unit became operational, with an installed capacity of 43.4 MW and annual assured energy of 207.61 GWh. This plant became fully operational in June 2008, with a total installed capacity of 130 MW and annual assured energy of 560.6 GWh. Castro Alves added 84.5 MW to our capacity and an annual assured energy of 364.4 GWh.

     14 de Julho (Ceran Complex). The first generation unit became operational on December 25, 2008, and the second generation unit became fully operational on March 12, 2009. This plant has a total installed capacity of 100 MW and an annual assured energy of 438.0 GWh. 14 de Julho added 65 MW to our capacity and an annual assured energy of 284.7 GWh.

     Barra Grande. This facility became fully operational on May 1, 2006 with a total installed capacity of 690 MW and total assured energy of 3,334.1 GWh per year. CPFL Geração owns a 25.01% interested in this plant. The other shareholders of the joint venture are Alcoa (42.18%), CBA (Companhia Brasileira de Alumínio) (15.00%), DME (Departamento Municipal de Eletricidade de Poços de Caldas) (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%) .

     Campos Novos. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant was constructed on the Canoas River in the State of Santa Catarina, and became fully operational on May 1, 2007 with a total installed capacity of 880 MW and assured energy of 3,310.4 GWh per year, of which our interest is 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (24.73%), Votorantim Metais Níqueis S.A. (20.04%) and CEEE (Companhia Estadual de Energia Elétrica) (6.51%) . The plant is operated by ENERCAN under CPFL Geração’s supervision. This plant increased our installed capacity by 428,8 MW.

     Luis Eduardo Magalhães Power Plant. We own a 6.93% interest in Luis Eduardo Magalhães power plant, also known as UHE Lajeado. The plant is located on the Tocantins river in the State of Tocantins, and became fully operational in November, 2002 with a total installed capacity of 902.5 MW and assured energy of 4,613 GWh per year. The plant was built by Investco S.A., a consortium comprised of Lajeado Energia, EDP (Energias de Portugal), CEB (Companhia Energética de Brasília) and Paulista Lajeado (that we acquired in 2007).

     Small Hydroelectric Power Plants. We operate 33 small hydroelectric power plants. Since 1988, we have been investing in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives we hope to increase the assured energy of such plants, their production of electricity and our profitability, while minimizing operational costs.

     The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operation center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.

     The costs of operations and maintenance of CPFL Geração’s plants decreased from R$26.47/MWh in 1997 to R$14.70/MWh in 2008. The rate of availability of our power generation equipment increased from 82% in 1997 to 96% in 2008. Through 2010 we expect to begin projects to refurbish two power plants: Andorinhas and Guaporé.

     In 2004, modernizing projects were presented for Gavião Peixoto, Chibarro and Capão Preto. The Gavião Peixoto project was approved by ANEEL in July of 2004 and the new assured energy level was approved by the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) in June 2005, thereby increasing from 19.3 GWh per year to 33.5 GWh per year. Work on this project began in August 2005. The first generator began commercial operations in June 2007 and renovation projects were completed in July 2007. The renovation projects at the Capão Preto and Chibarro plants were approved by ANEEL in August and September 2005, respectively. The MME approved an increase in assured energy at Capão Preto from 8.7 GWh per year to 19.9 GWh per year, and at Chibarro from 6.1 GWh per year to 14.8 GWh per year. The modernization and renovation of these plants began in October 2006. Chibarro and Capão Preto were completed in February 2008.

     Thermoelectric Plants. We operate one thermoelectric power plant with an installed capacity of 36 MW. The Carioba facility was constructed in 1954. As of 2002, the Carioba facility was operating with 100% fuel-subsidized oil. Beginning in 2003, this subsidy was gradually reduced and contracted electricity was simultaneously decreased by 25% per year. By the end of 2006, the subsidy was phased out entirely and, as a result, all assured energy at Carioba is now available to be contracted pursuant to PPAs. In addition, we are investing in a generation project with Baldin Bioenergia S.A., through a consortium agreement entered into in August 2008 by our wholly-owned subsidiary CPFL Bioenergia. This project involves the construction, operation and maintenance of a thermoelectric plant that will use the burning of sugar cane as fuel and will have an installed capacity of 45 MW, of which 20 MW will be used for its own consumption and 25 MW is to be exported. Each party owns 50% of the consortium, which will be responsible for the construction of the plant in the city of Pirassununga in the State of São Paulo.

Expansion of Generation Capacity

     Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently completing the Foz do Chapecó hydroelectric plant, which will have a total expected installed capacity of 855 MW, of which our share will be 436 MW. By the end of 2010, we expect that the total generating capacity from this facility will become operational.

     Foz do Chapecó Project. We own a 51% interest in Foz do Chapecó Energia S.A., a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. The remaining 49% interest in the joint venture is divided among Chapecoense Geração de Energia S.A., which holds a 40% interest, and CEEE, which holds a 9% interest. The Foz do Chapecó hydroelectric plant will be located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is estimated at R$2,643 million, of which we will be responsible for R$1,348 million. Construction began in December 2006, and we anticipate that the plant will begin operations in 2010 and will add 436 MW to our generation capacity.

     The expected capital structure is approximately 30.0% equity and 70.0% debt. Foz do Chapecó obtained R$1,656 million of financing for the Foz do Chapecó project from BNDES. Through 2008, a disbursement has been made in the total amount of R$993 million. We will be the guarantor for CPFL Geração’s portion in the financing and will guarantee CEEE’s portion of the financing for a negotiated fee. The financing is also secured by a pledge of (i) the shares of Foz do Chapecó and (ii) credit rights of Foz do Chapecó related to the concession.

Electricity Commercialization and Services

Commercialization Operations

Our subsidiary CPFL Brasil carries out our electricity commercialization operations. Its key functions are:

  procuring electricity for commercialization activities by entering into bilateral contracts with other energy companies (including our generation subsidiaries) and purchasing electricity in public auctions;

  reselling electricity to Free Consumers;

  reselling electricity to distribution companies (including CPFL Paulista, CPFL Piratininga and RGE) and other agents in the electricity market through bilateral contracts; and

  providing electricity-related services and consulting to Final Consumers and other agents.

     The rates at which CPFL Brasil purchases and sells electricity in the free market are determined in bilateral negotiations with its suppliers and consumers. The contracts with distribution companies are regulated by ANEEL. In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited to an average of 10% by ANEEL regulations. Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30% of their electricity requirements from affiliated companies. The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004. However we are allowed to sell electricity to distributors through the open bidding process in the regulated market.

Electricity-Related Services

     We offer our consumers a wide range of electricity-related services through CPFL Brasil. These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use. Our main electricity-related services include:

  Electric energy management consultancy: CPFL Brasil’s consultancy and contract management services aim to support its consumers’ decision-making with respect to electrical power;

  Project design and construction: CPFL Brasil plans, constructs, commissions and provides electricity to substations, transmission lines, transformer stations, load centers and electrical energy distribution lines, always in line with each consumer’s needs and growth expectations and in accordance with the most rigorous safety criteria, aiming for an optimal use of resources;

  Management of assets: In the maintenance arena, CPFL Brasil develops solutions that contribute to the optimal operation of electro-energetic installations for companies of all sizes, ensuring that interruptions to the electrical energy supply, and resulting business losses, are minimized;

  Energy efficiency: CPFL Brasil aims to guide and assist its consumers’ businesses with the most energy efficient solutions, leading to reduced energy costs and allowing for greater investments in core business pursuits; and

  Co-generation: Energy co-generation is the simultaneous and sequential production of two or more forms of energy from a single fuel; the most common process is electrical energy production from primary energy sources (natural gas and/or biomass). Companies with production processes, which make the installation of such a system feasible, can count on CPFL Brasil’s experience for feasibility studies, project design and installation of co-generation operations.

Competition

     We face competition from other generation and commercialization companies in the sale of electricity to Free Consumers. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

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

Our Concessions

     We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses. We have the following concessions with respect to our distribution business:

Concession no.	Concessionaire	State	Term

014/1997	CPFL Paulista	São Paulo	30 years from November 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 1997
021/1999	CPFL Santa Cruz	São Paulo and Paraná	16 years from February 1999 to July 2015
015/1999	CPFL Jaguari	São Paulo	16 years from February 1999 to July 2015
017/1999	CPFL Mococa	São Paulo and Minas	16 years from February 1999 to July 2015
Gerais
018/1999	CPFL Leste Paulista	São Paulo	16 years from February 1999 to July 2015
019/1999	CPFL Sul Paulista	São Paulo	16 years from February 1999 to July 2015

     The table below summarizes concessions related to our generation business. In addition, CPFL Sul Centrais is an Independent Producer with a generating capacity of less than 1,000 kW, and therefore it has a regulatory authorization rather than a concession agreement.

Independent
Concession no.	Producers	Plant	State	Term	Maximum renewal period

Santa Catarina
			and Rio	35 years from
128/2001	Foz do Chapecó	Foz do Chapecó	Grande do Sul	November 2001	At the discretion of ANEEL
			Rio Grande do	35 years from May
036/2001	Barra Grande	Barra Grande	Sul	2001	At the discretion of ANEEL
		14 Julho, Castro Alves	Rio Grande do	35 years from
008/2001	CERAN	and Monte Claro	Sul	March 2001	At the discretion of ANEEL
35 years from May
043/2000	Enercan	Campos Novos	Santa Catarina	2000	At the discretion of ANEEL
		Luiz Eduardo		35 years from
005/1997	Investco	Magalhães	Tocantins	December 1997	At the discretion of ANEEL

Concession no.	Concessionaire	Plant	State	Term	Maximum renewal period

Our 19 small
		hydroelectric power		30 years from
		plants and one		November 1997
015/1997	CPFL Geração	thermoelectric facility	São Paulo		30 years
Decree No.				(1)
85,983/81	CPFL Geração	Serra da Mesa	Goiás		20 years
		Macaco Branco (small		16 years from
		hydroelectric power		February 1999 to
09/1999	CPFL Jaguari	plant	São Paulo	July 2015	20 years
		Rio do Peixe I and II		16 years from
	CPFL Leste	(small hydroelectric		February 1999 to
10/1999	Paulista	power plant	São Paulo	July 2015	20 years
______________
(1)
The concession for Serra da Mesa is held by Furnas and will expire on May 7, 2011. We have the contractual right to 51.54% of the assured energy of this facility under a 30-year rental agreement, expiring in 2028. On May 5, 2008, Furnas requested the renewal of the concession for Serra da Mesa plant for an additional term of 20 years.

Independent Producers

     A generation company classified as an independent producer under Brazilian law receives a concession or authorization to produce energy for its own consumption or for sale to local distribution companies, Free Consumers, and other types of consumers. The price to be charged by Independent Producers for the sale of energy to some consumers is subject to general criteria established by ANEEL, whereas the sale price to others can be freely negotiated between the parties.

Concessionaires

     A generation company classified as a concessionaire under Brazilian law receives a concession to distribute, transmit or generate electric energy. Since concessions involve public services, they can only be granted through a public bidding procedure (licitação pública). All tariffs charged by concessionaires are determined by ANEEL and concessionaires are not free to negotiate these rates with consumers.

     The concession agreement and related documents establish the concession period and whether the related concession can be extended. For concessions to generate electric energy, the amortization period of the related investments is 35 years, renewable only once for a maximum period of 20 years.

     Even though concession agreements and applicable laws generally allow for the extension of the concession period, such extension is not a right. The decision to extend a concession agreement is subject to the discretion of the granting authority, as long as it provides justification and the decision furthers the public interest.

Concessions and Authorizations

     Hydroelectric generation projects with a capacity greater than 1,000kW operated by an independent producer can usually only be implemented through concessions granted by ANEEL through public biddings (and the execution of a concession agreement). The possibility of any renewal of such concessions is analyzed by ANEEL on a case-by-case basis, according to the terms of the related agreement and public bidding note. However, ANEEL retains the power to deny the request to extend the concession period.

     Certain projects with smaller capacities can be implemented through an authorization awarded by the granting authority (as opposed to the concession). Renewal of an authorization is also at the discretion of ANEEL and is decided on a case-by-case basis, as long as it provides justification for the decision and it furthers the public interest.

Properties

     Our principal properties consist of hydroelectric generation plants, substations and distribution networks. The net book value of our total property, plant and equipment as of December 31, 2008 was R$6,614 million. Apart from our distribution network, no single one of our properties produces more than 10% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

THE BRAZILIAN POWER INDUSTRY

General

     In 2008, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 144.8 GW by 2016, of which 115.0 GW (79.4%) is projected to be hydroelectric, 29.8 GW (20.6%) is projected to be thermoelectric and 8.6 GW (6.6%) is projected to be imported through the Interconnected Power System.

     In 2008, Eletrobrás owned 39% of Brazilian generation assets. Through its subsidiaries, Eletrobrás is also responsible for 56% of Brazil’s installed transmission capacity above 230 kV. In addition, it has participation in some Brazilian state-controlled entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Hidroelétrica do São Francisco — CHESF and Furnas Centrais Elétricas S.A.

     Private companies had 38% and 68% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 26% of the transmission market, in terms of revenue.

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

National Energy Policy Council — CNPE

     The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”), is a committee created in August 1997 to advise the Brazilian President with respect to the development of the national energy policy. The Brazilian Minister of Mines and Energy is the Chairman of the CNPE, six of its members are ministers of the Brazilian government and three of its members are selected by the Brazilian President. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

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

National Electrical System Operator — ONS

     The ONS is a non-profit organization that coordinates and controls electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers. The primary role of the ONS is to oversee the generation and transmission operations in the Interconnected Power System, or SIN, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a non-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market, or MAE.

     The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements in the Regulated Market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering the agreements resulting from market adjustments and the volume of electricity contracted in the free market, and (ii) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions, authorized entities of the electricity industry, Free and Special Consumers and its board of directors is comprised of four members appointed by these agents and one by the MME, which is the chairman of the board of directors.

Energy Research Company — EPE

     On August 16, 2004 the Brazilian government created the Energy Research Company, Empresa de Pesquisa Energética (“EPE”), a state-owned company, which is responsible for conducting strategic research on the energy industry, including with respect to electric energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is used by MME in its policymaking role in the energy industry.

Energy Industry Monitoring Committee — CMSE

     The New Industry Model Law created the Energy Industry Monitoring Committee, Comitê de Monitoramento do Setor Elétrico (“CMSE”), which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for indicating the steps to be taken to correct existing problems.

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

     Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after ANEEL or MME has made a final administrative ruling that the concessionaire, among other things, (i) has failed to render adequate service or to comply with applicable law or regulation, (ii) no longer has the technical, financial or economic capacity to provide adequate service, or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

     Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated as of the expiration.

     Penalties. ANEEL’s regulation governs the imposition of sanctions against the participants in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines and forfeiture). For each breach, the fines can be up to two per cent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following: (i) execution of contracts between related parties in the cases provided by regulation; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (iii) changes in controlling interest of the holder of the authorization or concession. In case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

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

     Regulations under the New Industry Model Law include, among other items, rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to Final Consumers. Under these regulations, all electricity-purchasing agents must contract all of their electricity demand under the guidelines of the new model. Electricity-selling agents must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

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

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (i) the regulated market, which contemplates the purchase by distribution companies through public auctions of all electricity necessary to supply their consumers and (ii) the free market, which contemplates purchase of electricity by non-regulated entities (such as Free Consumers and energy traders).

     Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies will be able to purchase electricity outside the public bidding process from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (ii) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources, and (iii) the Itaipu power plant. The electricity generated by Itaipu continues to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Mid west Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

The Regulated Market

     In the regulated market, distribution companies purchase their expected electricity requirements for their captive consumers from generators through public auctions. The auctions are administered by ANEEL, either directly or indirectly through the CCEE.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. Together, these agreements comprise the energy purchase agreements in the Regulated Market, Contratos de Comercialização de Energia no Ambiente Regulado - CCEAR.

     According to the New Industry Model Law, electricity distribution entities will be entitled to pass through to their respective consumers all costs related to electricity they purchased through public auction as well as any taxes and industry charges.

     With respect to the granting of new concessions, the newly enacted regulations require bids for new hydroelectric generation facilities to include, among other things, the minimum percentage of electricity to be supplied to the regulated market.

The Free Market

     The free market covers transactions between generation concessionaires, Independent Power Producers (“IPPs”), self-generators, energy traders, importers of electric energy, Free Consumers and Special Consumers, as defined below. IPPs are generation entities that sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

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

     In addition to Free Consumers, certain consumers with capacity equal to or greater than 500 kW may choose to purchase energy in the free market, subject to certain terms and conditions. These consumers are called “Special Consumers”. Special Consumers may only purchase energy from (i) small hydroelectric power plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity limited to 1,000 kW, and (iii) alternative energy generators (solar, wind and biomass enterprises) with capacity injected in the system not greater than 30,000 kW. A Special Consumer may terminate its contract with the local distributor with 180 days prior notice for contracts with indefinite terms. For contracts with a definite term, the consumer must fulfill the contract or for long-term contracts, the consumer may terminate its contract with 36 months notice. The Special Consumer may return to the regulated system upon 180 days prior notice to the distributor of its region.

     State-owned generators may sell electricity to Free Consumers; however, as opposed to private generators, they are obligated to do so through an auction process.

Auctions on the Regulated Market

     Electricity auctions for new generation projects in process are held (i) five years before the initial delivery date (referred to as “A-5’’ auctions) and (ii) three years before the initial delivery date (referred to as “A-3’’ auctions). Electricity auctions from existing power generation facilities take place (i) one year before the initial delivery date (referred to as “A-1’’ auctions) and (ii) approximately four months before the delivery date (referred to as “market adjustments’’). The invitations to bid in the auctions are prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criterion to determine the winner of the auction.

     Each generation company that participates in an auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies. The CCEAR of both “A-5’’ and “A-3’’ auctions have a term of between 15 and 30 years, and the CCEAR of “A-1’’ auctions have a term between five and 15 years. Contracts arising from market adjustment auctions are limited to a two-year term. The total amount of energy contracted in such market adjustment auctions may not exceed 1% of the total amount of energy contracted by each distributor, except for the auctions held in 2008 and 2009, for which the total amount of contracted energy may not exceed 5%.

     With respect to the CCEAR related to electricity generated by existing generation facilities, there are three alternatives for the permanent reduction of contracted electricity: (i) compensation for the exit of potentially Free Consumers from the regulated market, (ii) reduction, at the distribution companies’ discretion, of up to 4% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (iii) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

     Since 2005, CCEE has conducted seven auctions for new generation projects, seven auctions for existing power generation facilities, one auction for alternate generation projects and one auction for generation ventures that use biomass as a source, which is classified as reserve energy. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and sets the generation companies that would participate in the auction. The auction is carried out in two phases via an electronic system. As a general rule, the contracts to be executed in the context of the auction have the following terms (i) from 15 to 30 years as of the supply start-up in case of new generation projects, (ii) from 5 to 15 years as of the auction’s subsequent year in case of existing power generation facilities and (iii) from 10 to 30 years as of the supply start-up in case of alternate generation projects.

     After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction. The CCEAR sets forth that the price will be annually adjusted upon the variation of the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Instituto Brasileiro de Geografia e Estatística – IBGE). The distributors grant financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

The Annual Reference Value

     The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to Final Consumers. The Annual Reference Value corresponds to the weighted average of electricity prices in the “A-5’’ and “A-3’’ auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in the “A-5’’ auctions and the “A-3’’ auctions. Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass through the full amount of the Annual Reference Value to consumers for three years. The Annual Reference Value is also applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects are allowed to be fully passed through. The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers: (i) No pass-through of costs for electricity purchases that exceed 103% of actual demand; (ii) Limited pass-through of costs for electricity purchases made in an “A-3’’ auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the “A-5’’ auctions; (iii) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract; and (iv) Full pass-through of costs for electricity purchases from existing facilities in the “A-1’’ auction is limited to 1% the charge verified in the year prior to the distributors notification of estimated electricity demand to MME. If the acquired electricity in the “A-1’’ auction exceeds the 1% charge, pass-through of costs related to the exceeding charge amount to Final Consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery commencing in 2007 and ending in 2009. The MME establishes the maximum acquisition price for electricity generated by existing projects that take part in the auctions for sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price, Preço de Liquidação de Diferenças (“PLD”) and the Annual Reference Value.

Electric Energy Trading Convention

ANEEL Resolutions No. 109, of 2004 and No. 210, of 2006, govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). This convention regulates the organization and administration of the CCEE as well as the conditions for trading electric energy. It also defines, among other things, (i) the rights and obligations of CCEE participants, (ii) the penalties to be imposed on defaulting participants, (iii) the structure for dispute resolution, (iv) the trading rules in both regulated and free markets and (v) the accounting and clearing process for short-term transactions.

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

Elimination of Self-Dealing

     Since the purchase of electricity for captive consumers is now performed through the regulated market, “self-dealing” (under which distributors were permitted to meet up to 30% of their electric energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

Challenges to the Constitutionality of the New Industry Model Law

     Political parties are currently challenging the New Industry Model Law on constitutional grounds before the Brazilian Supreme Court. In October 2007, a decision of the Brazilian Supreme Court on injunctions presented on the matter was published, denying the injunctions by majority of votes. To date, the Brazilian Supreme Court has not reached a final decision, and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the New Industry Model Law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of self-dealing are expected to remain in full force and effect.

     If all or a relevant portion of the New Industry Model Law is deemed unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may will cease to be in effect, which will create uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.

Ownership Limitations

     ANEEL had established limits on the concentration of certain services and activities within the electric energy industry, which it recently eliminated. The draft of a new regulation from ANEEL addressing new limitations was released for public consideration.

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

TUSD

     The TUSD is paid by generators and Free and Special Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free or Special Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL. The TUSD has two components: (i) the remuneration of the concessionaire for the use of the proprietary local grid, known as TUSD Service, which varies in accordance with each consumer’s energy peak load, and (ii) the regulatory charges applicable to the use of the local grid, known as TUSD Charges, which are set by regulatory authorities and linked to the quantity of energy consumed by each consumer.

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
  the cost of regulatory charges; and
  the costs associated with research and development and energy efficient consumption.

     Parcel B costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues, excluding ICMS and PIS/COFINS, a state and federal tax levied on sales.

     Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are mostly restated for inflation in accordance with the IGP-M index.

     Electricity distribution concessionaires are also entitled to periodic revisions of their tariffs every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale, (b) labor costs, and (c) investments. The X factor calculated in the tariff review will be recalculated in the next tariff cycle by changing only the sum of investments carried out, that is, the investments made in permanent service assets. If the investments sum is smaller in the next tariff cycle, the recalculated X factor will be compared against the previous and the difference between them shall be multiplied in a way that reflects the cost of the resources allocated to the tariff and not used by the concessionaire. The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with Final Consumers.

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

Government Incentives to the Energy Sector

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”) for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Federal Government established the Proinfa Program. Under the Proinfa Program, Eletrobrás purchases the energy generated by alternative energy sources for a period of up to twenty years, and this energy is to be acquired by distribution companies for delivery to Final Consumers. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. The objective of this initiative is to reach a contracted capacity of up to 10% of the total annual consumption of electricity in Brazil within up to 20 years. The energy production for the commercialization in the Program will not be made by generation concessionaires, like us, nor by IPPs. On the other hand, such production may only be made by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an IPP, or affiliated with their controlling entities.

     In order to create incentives for alternative generators, the Federal Government established a reduction not inferior than 50% in the TUSD amount owed by (i) small hydroelectric power plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity equal to 1,000 kW and (iii) alternative energy generators (solar, eolic and biomass generators) with capacity equal to 30,000 kW. The reduction is applicable to the TUSD due by the generation source and also by its consumer. The amount of the TUSD reduction will be include like “financial components” in the tariff readjustment or tariff revision.

Regulatory Charges

EER

     The Encargo de Energia de Reserva (“EER”) is a regulatory charge assessed on a monthly basis designed to raise funds for energy reserves contracted by CCEE. These energy reserves will be used to increase the safety of the energy supply in the Interconnected Power System. The EER was collected from Final Consumers of the Interconnected Power System in March 2009.

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

     The Federal Government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR. IPPs are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments related to the UBP since December 31, 2002 are paid directly to the Federal Government.

CCC Account

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

     In February 1998, the Federal Government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account were phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date were not entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to those thermoelectric plants located in isolated systems.

CDE Account

In 2002, the Federal Government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution transmission systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE Account will be in effect for twenty-five years and shall be regulated by the executive branch and managed by Eletrobrás.

ESS

     Resolution no. 173 of November 28, 2005 established a provision for the System Service Charge, Encargo de Serviço do Sistema (“ESS”), which since January 2006 has been included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected Grid, Sistema Interligado Nacional. This charge is based on the annual estimates made by ONS on October 31 of each year.

Fee for the Use of Water Resources

     The New Industry Model Law requires that holders of a concession and authorization to use water resources must pay a fee of 6.75% of the value of the energy they generate by using such facilities. This charge must be paid to the federal district, states and municipalities where the plant or the plant’s reservoir is located.

ANEEL Inspection Fee (TFSEE)

     The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations in the proportion of their dimension and activities. Currently, the ANEEL Inspection Fee is deducted from the RGR Fund.

Default on the Payment of Regulatory Charges

     The New Industry Model Law provides that the failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, CCC Account, or certain other payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu will prevent the defaulting party from proceeding with readjustments or reviews of their tariffs (except for extraordinary reviews) and will also prevent the defaulting party from receiving funds from the RGR Fund, CDE Account or CCC Account.

Energy Reallocation Mechanism

     Centrally dispatched hydrogenerators are protected against certain hydrological risks by the MRE which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. Under Brazilian law, each hydroelectric plant is assigned an “assured energy,” which is determined in each relevant concession agreement, irrespective of the volume of electricity generated by the facility. The MRE transfers surplus electricity from those generators that have produced electricity in excess of their assured energy to those generators that have produced less than their assured energy. The effective generation dispatch is determined by ONS, which takes into account nationwide electricity demand and hydrological conditions. The volume of electricity actually generated by the plant, either less or in excess to the assured energy, is priced pursuant to a tariff denominated “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant. This revenue or additional expense will be accounted monthly by each generator.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our financial statements have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 34 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information.”

     Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007. Changes that took effect in 2008 have been given effect in our audited consolidated financial statements, and in the selected financial data presented below, as of and for the years ended December 31, 2008 and 2007. The principal effects of these changes on our financial statements are as follows: (i) we record certain financial instruments (including derivates and certain debt linked to derivatives) at fair value and recognize fair-value gain and loss in the statement of operations, (ii) we reclassified certain investments and fixed assets as intangible assets on the balance sheet, (iii) we reclassified our permanents assets as non-current assets on the balance sheet, and (iv) we reclassified certain items as operating expenses in the income statement that were previously recorded as non-operating income (expense). As from 2010, Brazilian companies must prepare their respective financial statements in accordance with IFRS, as set forth by Brazilian authorities.

     Rapid changes in Brazilian Accounting Principles are continuing, as Brazilian accounting standard-setters move toward convergence with IFRS. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect. Two aspects of IFRS that could have a material impact on us concern the recognition of regulatory assets and accounting for our concessions. See “Item 3. Risk Factors —Risks Relating to Our Operations and the Brazilian Power Industry.”

Overview

     We are a holding company and, through subsidiaries, we (i) distribute electricity to consumers in our concession areas, (ii) generate electricity and develop generation projects and (iii) engage in electricity commercialization and the provision of electricity-related services. The most important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business. In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short-term variability, have been stable over the medium term.

     We have eight distribution subsidiaries, all of which are fully consolidated. Prior to June 2006, we owned 67.07% of RGE and accounted for it using proportionate consolidation. We acquired CPFL Santa Cruz in December 2006, and it was included in our income statement beginning in January 2007. We acquired CPFL Jaguariúna and its subsidiaries in June 2007, and they were included in our income statement beginning in July 2007.

     We account for four of our generation subsidiaries (CERAN, BAESA, ENERCAN and Foz do Chapecó) using proportionate consolidation. These entities own a total of six generation facilities, two of which, Castro Alves and the first generation unit of 14 de Julho (both part of CERAN), became fully operational in June 2008 and December 2008, respectively. The second generation unit of 14 de Julho became operational in March 12, 2009 and Foz do Chapecó is expected to become operational in 2010.

     We have three broad initiatives to improve our financial performance—the expansion of our generating capacity, the acquisition of additional distributors and the development of our commercialization and electricity-related services business. We have a portfolio of new hydroelectric generation projects, which are becoming operational. Of this new generation capacity, taking into account our share of jointly-owned projects, approximately 429 MW became operational in 2007, approximately 117 MW became operational in 2008, and approximately 32.5 MW are expected to become operational by the end of 2009. We expect a further 465 MW of new generation capacity to become operational by the end of 2010. We plan to use most of the additional electricity generated by these projects to supply our distribution business, and we expect that this degree of integration will improve our consolidated profit margin and our cash flows.

     There are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance. We face periodic changes in our rate structure, resulting from the periodic revision of our rates. The current cycle of periodic revisions, which took effect during 2007 and 2008 at each of our distribution companies, resulted in the reduction of our average rates, which was the main factor leading to an 18.0% decrease in our operating income. We do not expect the reduced rates to adversely affect our revenues, operating income and net income in 2009 due to increases in our tariffs rates through the 2009 annual adjustment.

     The continued credit crisis and related turmoil in the global financial system may also have an impact on our business and our financial condition. The effect of this crisis on our consumers and on us cannot be predicted but could lead to reduced demand or lower prices for energy, or both, which could have a negative effect on our revenues. Our ability to access the capital markets may also be restricted, which could have an impact on our flexibility to react to changing economic and business conditions.

Background

Regulated Distribution Tariffs

     Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs. In 2008, sales to captive consumers represented 72.6% of the volume of electricity we delivered and 82.3% of our operating revenues, compared to 71.1% and 85.8%, respectively, in 2007. These proportions may decline if consumers migrate from captive to free status.

     Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders. For a description of tariff regulations, see “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs” and “Item 4. Information on the Company—Consumers, Analysis of Demand and Tariffs.”

Tariffs are determined separately for each of our eight distribution subsidiaries as follows:

  Our concession agreements provide for an annual adjustment (reajuste anual) to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A costs) and costs that we can control (known as Parcel B costs). Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. Our ability to fully pass through to Final Consumers our electricity acquisition costs is subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry—The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to Final Consumers. Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government. The annual adjustment of tariffs occurs every April for CPFL Paulista and RGE, every October for CPFL Piratininga and every February for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. There is no annual adjustment in a year with a periodic revision.
  Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our consumers. For additional information, see “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs.”
  Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. As of January 2009, our distribution companies no longer collect the extraordinary revision that was instituted as a result of the national energy rationing process that occurred in 2001.

Annual Adjustment

     Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross-subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2006 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “—Background—Brazilian Economic Conditions.”

	CPFL Paulista(3)	CPFL Piratininga(3)	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari

				(%)
2006
Economic
adjustment(1)	7.12	4.40	5.06	3.74	5.56	2.90	1.51	1.49
Regulatory
adjustment(2)	3.70	6.39	5.13	3.29	(0.04)	4.72	4.58	4.19
Total adjustment	10.83	10.79	10.19	7.03	5.52	7.62	6.09	5.68
2007
Economic
adjustment(1)	2.60	(4)	3.77	4.56	6.70	3.52	1.64	(0.38)
Regulatory
adjustment(2)	4.46	(4)	2.28	1.15	2.91	(0.21)	3.88	2.04
Total adjustment	7.06	(4)	6.05	5.71	9.61	3.31	5.52	1.66
2008
Economic
adjustment(1)	(4)	10.92	(4)	(4)	(4)	(4)	(4)	(4)
Regulatory
adjustment(2)	(4)	5.62	(4)	(4)	(4)	(4)	(4)	(4)
Total adjustment	(4)	16.54	(4)	(4)	(4)	(4)	(4)	(4)
2009(5)
Economic
adjustment(1)	13.58	(5)	10.44	10.69	10.52	10.58	11.80	11.01
Regulatory
adjustment(2)	7.64	(5)	8.51	13.40	0.66	2.36	(0.16)	0.35
Total adjustment	21.22	(5)	18.95	24.09	11.18	12.94	11.64	11.36
_________________________________
(1)	This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.
(2)	This portion of the adjustment reflects settlement of regulatory assets and liabilities we record on an accrual basis, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.
(3)	These figures reflect the adjustments actually applied to our tariffs. In 2007, CPFL Paulista and CPFL Piratininga obtained ANEEL’s final approval for the periodic revision of 2003. Until that time, ANEEL modified the 2005 and 2006 adjustments several times.
(4)	The periodic revision occurred in October 2007 for CPFL Piratininga; February 2008 for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari; and April 2008 for CPFL Paulista and RGE. The figures for CPFL Piratininga are still preliminary. Only CPFL Piratininga was subject to an annual adjustment in 2008. Our other distribution companies were not subject to an annual adjustment because they were instead subject to a periodic revision in 2008.
(5)	The annual adjustment of CPFL Piratininga is scheduled for October 2009.

Periodic Revisions

     The following table sets forth the percentage change in our tariffs resulting from the first and second cycles of periodic revisions. See Note 3(b.1) and Note 33.1 to our audited consolidated financial statements for related tariff adjustments.

	First cycle			Second cycle

	Adjustment date	Total adjustment	Adjustment date	Economic adjustment	Regulatory adjustment	Total adjustment

		(%)			(%)
CPFL Paulista	April 2003	20.66	April 2008	(14.07)	0.07	(14.00)
CPFL Piratininga(1)	October 2003	10.14	October 2007	(11.76)	0.83	(10.93)
RGE	April 2003	27.96	April 2008	(8.11)	10.45	2.34
CPFL Santa Cruz	February 2004	17.14	February 2008	(17.05)	2.64	(14.41)
CPFL Mococa	February 2004	21.73	February 2008	(10.41)	2.81	(7.60)
CPFL Leste Paulista	February 2004	20.10	February 2008	(3.22)	1.04	(2.18)
CPFL Sul Paulista	February 2004	12.29	February 2008	(4.73)	(0.60)	(5.33)
CPFL Jaguari	February 2004	(6.17)	February 2008	(3.79)	(1.38)	(5.17)
__________________________
(1)	Preliminary numbers established by ANEEL for the second cycle of periodic revision.

Sales to Potentially Free Consumers

     The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market.” To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2008, approximately 25.1% of our electricity sales were to supply potentially Free Consumers. Most of our potentially Free Consumers have not elected to become Free Consumers. We believe this is because (i) they consider the advantages of negotiating for a long-term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (ii) some of our potentially Free Consumers, who entered into contracts before July 1995, are limited to changing to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it would still have to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

     We purchase the majority of our electricity from large Brazilian generation companies under long-term contracts whose prices are regulated by ANEEL. The prices of electricity purchased by our distribution companies under contracts executed in the regulated market are regulated by ANEEL, while the prices of electricity purchased in the free market are based on prevailing market rates, according to bilateral settlement. In 2008, we purchased 49,331 GWh, compared to 48,162 GWh in 2007. The prices under the long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. As an increasing proportion of our energy is purchased at the public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, since our ability to pass through costs of electricity purchases will be linked to the successful projection of our expected demand.

     We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2008, we purchased 11,085 GWh of electricity from Itaipu (22.5% of the electricity we purchased), as compared to 10,990 GWh of electricity from Itaipu (22.8% of the electricity we purchased) in 2007. See “Item 4. Information of the Company—Purchases of Electricity—Itaipu.” The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

     Through our generation subsidiaries, approximately 465 MW of new capacity is scheduled to become operational through 2010, primarily from the commencement of operations of 14 de Julho’s second generation unit and Foz do Chapecó, which will provide additional assured energy of 1,987 GWh per year. Our distribution subsidiaries have entered into long-term contracts to purchase all of this electricity. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from the generators’ margin.

     Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells that electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries). In 2008, we acquired 16,183 GWh in the free market, or 32.8% of the electricity we purchased. See “—The Brazilian Power Industry—The Free Market.”

Recoverable Cost Variations—Parcel A Costs

     We use the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, that are beyond our control. These costs are described in Note 3(c.3) to our audited consolidated financial statements for the fiscal year ended December 31, 2008. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. This adjustment should eliminate the difference in the income statement that originated from these variations. However, our cash flows may be adversely affected until the amounts under CVA are received in future years. Similarly, if Parcel A costs are lower than forecast, we generally pass through the savings to consumers through lower tariffs in the future. When there are variations in Parcel A costs that will be reflected in future tariffs, we defer the incremental costs and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we bill the related increased tariffs. At December 31, 2008, we had assets of R$796 million and liabilities of R$207 million in respect of Parcel A accounts, and the net amount represented 11.7% of our shareholders’ equity. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate. In 2008, we recognized R$46 million of net financial income on Parcel A accounts.

     These assets and liabilities may be affected by regulatory determinations. In the first quarter of 2008, ANEEL determined that our subsidiary CPFL Paulista should not be permitted to recover some 2007 energy costs that it had capitalized as a regulatory asset related to “Energy surpluses and shortages,” on the grounds that the costs should have been avoided by different purchasing practices under a supply contract between CPFL Paulista, our subsidiary CPFL Brasil and the CCEE. The determination was made in the context of the periodic revision of CPFL Paulista’s tariffs. As the decision is preliminary and subject to challenge, we will maintain the measures that we took until ANEEL makes a final decision. We also capitalized 2007 costs under similar circumstances at our subsidiary CPFL Piratininga, which also has a supply contract with CPFL Brasil. During 2008, following ANEEL’s determination, we decided that those assets were fully impaired and we recognized a provision to reimburse consumers equivalent to R$167 million (R$101 million net of taxes), of which the majority was accounted for as electricity purchased for resale.

Operating Segments

     Our three reportable segments are distribution, generation and commercialization. See Note 34(IV)(c) to our audited consolidated financial statements. Our generation and commercialization segments currently represent a small percentage of our gross operating revenues: 2.7% and 8.4% in 2008 and 2.3% and 6.3% in 2007, respectively. We expect our generation business to grow as our projects come on line through 2010. Since the new electricity will be sold primarily to our distribution companies, on a consolidated basis the new generation may not materially increase our operating revenues, but we expect it to have a positive effect on our consolidated operating margin.

     The profitability of our segments differs. Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects are operational, they have higher margin (operating income as a percentage of revenue) than the distribution segment, but they also contribute to higher interest expense and other financing costs. For example, in 2008 and 2007 our generation segment provided 23.4% and 16.2%, respectively, of our operating income, but its contribution, net of non-recurring effects, to our net income was significantly reduced since it was used to offset the financial expenses incurred to finance these projects.

     In our commercialization segment, a majority of our sales and operating income is attributable to transactions with our distribution segment. In 2008, our commercialization segment sold 10.8% less electricity than in 2007, and sales to unaffiliated parties decreased by 3.3%, reaching 8,822 GWh. Sales to unaffiliated parties include sales of electricity to Free Consumers and other concessionaries or licensees and the provision of value-added services. This decrease in volume of sales, however, was offset by an increase in our prices.

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery since 2004. In particular, the following factors affected our operations:

  The real appreciated by 8.7% in 2006 and 17.2% in 2007 and depreciated 31.9% in 2008 against the U.S. dollar. As of June 18, 2009, appreciation of the real against to the U.S. dollar was approximately 15.7% in 2009 year-to-date. Inflation for 2008, as measured by the IGP-M, was 9.8%.
  Brazilian GDP grew by 3.7 % in 2006, 5.4% in 2007 and by 5.1% in 2008.
  The short-term annual average interest rate (adjusted by the Central Bank in relation to the SELIC index) through June 18, 2009 was 9.2%, a decrease from 12.5% in 2008, 11.8% in 2007, and 15.1% in 2006.

     The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. dollar for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,

	2008	2007	2006

Inflation (IGP-M)(1)	9.8%	7.8%	3.8%
Inflation (IPCA)(2)	5.9%	4.5%	3.1%
Growth (contraction) in real gross domestic product	5.1%	5.4%	3.8%
Depreciation (appreciation) of the real vs. U.S. dollar	31.9%	(17.2)%	(8.7)%
Period-end exchange rate–US$1.00	R$2.337	R$1.771	R$2.138
Average exchange rate–US$1.00(3)	R$1.833	R$1.930	R$2.168
___________________________

Source: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.
(3)	Represents the average of the commercial selling exchange rates on the last day of each month during the period.

     Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.

Results of Operations—2008 compared to 2007

Operating revenues

     Our net operating revenues were R$9,706 million in 2008, a 3.1% increase compared to 2007. The increase was due mainly to a 1.2% increase in our gross operating revenues and a 2.7% reduction in our deductions from operating revenues. The increase in our gross operating revenues primarily reflected higher revenues from our commercialization business and our other sales to wholesalers, attributable to higher prices. This more than offset the effect of lower revenues from sales to Final Consumers in our distribution business, attributable to tariff reductions.

     To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is the value-added tax, or ICMS, imposed by Brazilian states. These deductions amounted to 32.5% of our gross operating revenues in 2008 and 33.8% in 2007. Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects that are included in our tariffs. The lower rate of deductions in 2008 was due primarily to a 6% reduction in CCC and CDE charges compared to 2007 and lower effects of amortization of regulatory assets.

Sales to Final Consumers

     Our operating revenues from sales to Final Consumers were R$12,473 million in 2008, a 2.0% decrease compared to 2007. The stability of our revenues reflected different trends for different categories of consumers:

  Industrial consumers. For sales to industrial consumers, the flat revenues reflected contrasting trends in the regulated and free markets. While volume sold to captive industrial consumers (which represent 74.3% of total volume sold to this class) increased by 4.7%, the average price decreased by 7.5% as a result of the second cycle of periodic revision. Conversely, the volume sold to Free Consumers in the industrial class declined by 21.9%, while the average price increased by 49.7%. Industrial consumers in our concession areas who purchase from other suppliers in the free market also pay us for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues.”
  Other consumers. For sales to our other consumers, the flat revenues were attributable to lower prices and higher volume. Our average prices in 2008 decreased due to the second cycle of the periodic tariff revisions. Tariffs are adjusted each year, and the month in which the tariff adjustment takes effect varies, with the increases in the largest subsidiaries taking effect in April (CPFL Paulista and RGE) and in October (CPFL Piratininga). See “—Background—Regulated Distribution Tariffs.” Our lower average prices in 2008 reflected annual adjustments or periodic revisions in 2007 and 2008. The decrease in average prices from 2007 to 2008 was 8.7% and 9.3% for residential and commercial consumers, respectively. The volume of energy sold increased by 8.2% and 6.5% for these categories of consumers, respectively, because of strong economic conditions in the first three quarters of the year and unusually hot weather.

Sales to wholesalers

     Operating revenues from sales to wholesalers were R$948 million in 2008 (6.6% of our gross operating revenues), an increase of 38.9% compared to 2007. The increase was due to sales to other concessionaires and licensees, which increased to R$555 million in 2008 from R$285 million in 2007 due to higher prices and a 32.1% increase in volume.

Other operating revenues

     Our other operating revenues were R$1,129 million in 2008 (7.9% of our gross operating revenues), compared to R$1,169 million in 2007. Other operating revenues in 2008 include a one-time credit of R$110 million arising from the settlement of a dispute relating to the collection of the TUSD, which was largely offset by a charge recorded under “Electricity Network Usage Charges.” The comparison is also affected by a non-recurring credit of R$189 million in 2007. Other factors include a reduction in TUSD charges due to a reduction in the tariff prices charged to Free Consumers and the accounting effects of regulatory assets relating to subsidies for low-income consumers.

Operating Costs and Operating Expenses

Electricity purchased for resale

     Our costs to purchase electricity were R$ 4,788 million in 2008 (65.0% of our total operating costs and operating expenses). This was 18.1% higher than in 2007, primarily resulting from (i) a 2.4% increase in the volume of electricity we purchased and (ii) higher prices in both the regulated market and the free market.

     The average price for all purchases excluding Itaipu was 14.8% higher in 2008 than in 2007, primarily reflecting the annual adjustment of prices for inflation. The average price for electricity purchased from Itaipu, which represented 22.5% of the volume we purchased in 2008, was 1.5% lower in 2008 than in 2007, because of a reduction in the tariffs established by ANEEL. In the aggregate, we purchased 2.4% more electricity in 2008 because of an increase in volume sold.

     In 2008, we also recognized a charge of R$158 million related to “Energy surpluses and shortages,” which was partially offset by a R$97 million credit related to energy purchased during 2008. See Note 3 to our consolidated financial statement.

     Electricity network usage charges

     Our costs for electricity network usage charges were R$904 million in 2008. This was 28.6% higher than in 2007, reflecting (i) a charge of R$98 million in 2008 due to the settlement of a dispute relating to the collection of the TUSD and (ii) the effects of inflation adjustment of usage tariffs.

     Other costs and expenses

     Our other costs and expenses (other than electric utility service costs) were R$1,678 million in 2008, a 7.1% decrease from 2007. This was due primarily to the 2007 write-off of our assets relating to the recovery of RTE costs of R$189 million, as discussed above. Other changes in costs and expenses included the effect of inflation, particularly on personnel costs, partially offset by the recognition of gain on our pension plan assets.

Operating Income

     Our operating income was R$2,336 million in 2008, compared to R$2,847 million in 2007. This decrease was caused by reductions in our tariff rates throughout 2008.

Net Financial Expense

     Our net financial expense was R$414 million in 2008, compared to R$375 million in 2007. The net cost of our indebtedness, including interest and indexation and after giving effect to related derivatives, increased in 2008, primarily because of higher domestic interest rates and a higher level of indebtedness. Our financial revenues also reflected lower recognition of financial income on regulatory assets as the balance of those assets decreased.

     At December 31, 2008, we had R$5,357 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$1,610 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen). In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long-term currency swaps for a significant portion of these debts. The rates of index variation were higher in 2008, with the average CDI rate for the year increasing from 11.8% in 2007 to 12.3% in 2008 and the IGP-M increasing by 9.8% in 2008 compared to 7.8% in 2007.

Income and Social Contribution Taxes

     We recorded a net charge of R$636 million for income and social contribution taxes in 2008, compared to R$827 million in 2007. Our effective tax rate of 33.1% on pretax income in 2008 was approximately equal to the combined statutory rate of 34%. Our subsidiaries are not consolidated for tax purposes, and our tax rate may vary from year to year depending on rates attributed to individual subsidiaries.

Net Income

     Our net income was R$1,276 million in 2008, a decrease of 22.3% compared to 2007, due primarily to the tariff rate reductions which took place throughout 2008, as discussed above.

Results of Operations—2007 compared to 2006

     Changes in Brazilian Accounting Principles as a result of legislation adopted late in 2007 have been given effect in our audited consolidated financial statements as of and for the years ended December 31, 2008 and 2007, but not as of and for the years ended December 31, 2006, 2005 and 2004. See “Item 3. Key Information – Selected Financial and Operating Data.” As a result, the financial information presented herein is not comparable in certain limited respects. These differences do not materially affect the comparison between the results of operations for the financial years ended December 31, 2007 and 2006.

Operating revenues

     Our net operating revenues were R$9,410 million in 2007, an 18.9% increase compared to 2006. The increase was due to higher volume and higher prices. Our total volume of electricity delivered to Final Consumers increased by 7.2%, of which (i) 6.4% was attributable to the acquisitions of CPFL Santa Cruz, which we began consolidating in January 2007, and CPFL Jaguariúna, which we began consolidating in July 2007, and to the full consolidation of RGE beginning in June 2006 and (ii) 0.8% was attributable to growth in our continuing businesses. The price increases were due to rate increases that resulted in a 7.6% increase in the average price (based on gross revenues) on sales to Final Consumers.

     The same factors resulted in a 16.2% increase in our gross operating revenues. See “—Background—Deductions from Operating Revenues” for a discussion of items we deduct in arriving at net operating revenues.

     Prices and volumes on sales to Final Consumers

     Our average prices in 2007 increased for all categories of Final Consumers. Tariffs are adjusted each year. The month in which the tariff adjustment takes effect varies, with the increases in the largest subsidiaries taking effect in April (CPFL Paulista and RGE) and October (CPFL Piratininga). See “—Background—Regulated Distribution Tariffs.”

     Our higher average prices in 2007 reflected annual adjustments in 2006 and 2007. The increase in average prices from 2006 to 2007 was 2.4%, 3.2% and 2.2% for residential, commercial and rural consumers, respectively. Average prices increased for industrial consumers by 13.9%, due mainly to the increase in sales prices applicable to industrial consumers in the free market and tariff adjustments for captive consumers. Industrial consumers in concession areas who purchase in the free market also pay us for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues.”

     The total volume of electricity sold to Final Consumers, which was 40,324 GWh in 2007 compared to 37,602 GWh in 2006, increased for all categories of Final Consumers except in the industrial sector, where it declined slightly (1.1%) .

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

     Other operating revenues

     Our other operating revenues were R$1,169 million in 2007 (8.2% of our gross operating revenues), compared to R$827 million in 2006. This increase is due to an increase in electricity network usage charges (including the TUSD) of R$108 million, which is due primarily to an increase of energy consumption by consumers that migrated to the free market. The increase is also due to the R$189 million write-off of our liability to pass on RTE revenues to suppliers, because a significant portion of the program of recovery of costs incurred from the 2001-2002 energy crisis ended in 2007. The revenue from this write-off was fully offset by an expense write-off for the corresponding asset. See Note 3(a) to our consolidated financial statements.

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

     In the aggregate, we purchased 4.7% more electricity in 2007 because of an increase in volume sold. This increase in purchased electricity, however, was not proportionate to the increase in volume of sales that was 7.2%, because we received additional energy from our own new plants that became operational in 2007. See “Background—Prices for Purchased Electricity.” Note 24 to our audited consolidated financial statements provides a breakdown of our electricity purchase costs and volumes.

     Electricity network usage charges

     Our costs for electricity network usage charges were R$703 million in 2007. This was 9.2% lower than in 2006, due to the reduction in the net amount we recognized for Parcel A costs.

     Other costs and expenses

     Our other costs and expenses (other than electric utility service costs) were R$1,807 million in 2007, a 24.9% increase from 2006. This was due primarily to the write-off of our assets relating to the recovery of RTE costs, as discussed above, as well as our acquisition of new subsidiaries CPFL Jaguariúna, CPFL Santa Cruz, RGE and the entry into operations of Campos Novos, which contributed an additional R$113 million increase in expenses. This increase also reflects the realization of a gain in 2006 due to the sale of investments. See “—Use of Estimates in Certain Accounting Policies.”

Operating Income

     Our operating income was R$2,847 million in 2007, as compared to R$2,272 million in 2006, due primarily to revenue growth, as discussed above.

Net Financial Expense

     Our net financial expense was R$375 million in 2007, compared to R$150 million in 2006. This was partly because 2006 net financial expense was favorably affected by the R$122 million reversal of provisions for PIS and COFINS from prior years, because we obtained a favorable resolution of our challenge to the application of those taxes to our financial income. The increase in net financial expense was also partly attributable to lower recognition of financial income on regulatory assets as the balance of those assets decreased. Except for these two effects, the effect of higher indebtedness was offset by the effect of lower rates.

     At December 31, 2007, we had R$5,006 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$1,079 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen). In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long-term currency swaps for a significant portion of these debts. The rates of index variation were lower in 2007, with the CDI decreasing to 11.8% in 2007 from 15.1% in 2006 and the TJLP decreasing to 6.4% in 2007 from 7.9% in 2006, which more than offset the effect of the increase in debt used for the expansion of our generation and distribution activities as well as our new acquisitions.

Non-operating Income

In 2006, we recorded non-operating income of R$50 million related to the sale of equity interests held for investment.

Income and Social Contribution Taxes

     We recorded a net charge of R$827 million for income and social contribution taxes in 2007, compared to R$734 million in 2006. Our effective tax rate of 33.4% on pretax income in 2007 was approximately equal to the combined statutory rate of 34%. Our subsidiaries are not consolidated for tax purposes, and our tax rate may vary from year to year depending on rates attributed to individual subsidiaries.

Net Income

     Our net income was R$1,641 million in 2007, an increase of 16.9% compared to 2006, due primarily to the higher volumes and margins of sales of electric energy and costs growing more slowly than revenues.

Capital Expenditures

     Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,

	2008	2007	2006

		(in millions)
Distribution:
CPFL Paulista	R$ 279	R$ 291	R$ 245
CPFL Piratininga	123	144	131
RGE	226	221	151
Other distributors	37	20	-
Total distribution	665	676	527
Generation	502	445	266
Commercialization and other investments	11	12	4

Total	R$ 1,178	R$ 1,133	R$ 797

     We plan to make capital expenditures aggregating approximately R$1,235 million in 2009 and approximately R$1,227 million in 2010. Of total budgeted capital expenditures over this period, R$1,750 million is for distribution and R$712 million is for generation. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and

Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”

Liquidity and Capital Resources

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

  We make capital expenditures to continue improving our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures.
  We have required funding for major acquisitions in 2006 and 2007, but not in 2008. These acquisitions were not included in our budget for capital expenditures. We may make further acquisitions in the future.
  We must repay or refinance maturing debt. At December 31, 2008, we had outstanding debt maturing during the following 12 months aggregating R$1,288 million.
  We pay dividends on a semiannual basis. We paid R$1,315 million in 2008 and R$1,557 million in 2007. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity.”

     On December 31, 2008, our working capital reflected a deficit (excess of current liabilities over current assets) of R$530 million. A significant cause of this deficit was our provision for dividend payments of R$632 million, which will be mostly eliminated by cash generated from our operating activities combined with the extension of the maturity date of the outstanding debt originally scheduled to mature in the first semester of 2009. The dividend payment was made on April 30, 2009.

     The following table summarizes our contractual obligations as of December 31, 2008. The table does not include accounts payable reported on our balance sheet.

	Payments due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

		(in millions of reais)
Contractual obligations as of December 31, 2008:
Long term debt obligations(1)	R$7,029	R$1,103	R$2,552	R$2,033	R$1,340
Purchase obligations:
Electricity purchase agreements(2)	120,525	5,439	12,650	14,338	88,098
Generation projects	521	339	164	18	-
Supplies	637	447	175	8	7
Pension funding(3)	901	42	101	101	657

Total	R$129,612	R$7,370	R$15,642	R$16,498	R$90,102

_______________________________
(1)	Not including interest payments on debt or payments under swap agreements. We expect to pay approximately R$488 million in interest payments in 2009. Interest payments on debt for years following 2010 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”
(2)	Amounts payable under long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2008 price. See “— Background—Prices for Purchased Electricity” and Note 32 to our audited consolidated financial statements for the year ended December 31, 2008.
(3)	Amounts due under a contract with the pension plan administrator (see Note 17 of our consolidated financial statements).

Sources of Funds

     We generate substantial cash from our operations. Net cash provided by operating activities was R$1,877 million in 2008, as compared to R$2,336 million in 2007. The reduction mainly reflected the reduction in net income. Under our regulatory system, we regularly recover some of our increased costs in one period through tariff adjustments in future periods. This may cause our cash from operations to vary from period to period, even when our net income does not.

     Other than cash from operations, our principal source of funds has been borrowing. In 2008 we entered into loan agreements totaling R$2,172 million to be used for the construction of our generation plants, the expansion and refurbishment of our distribution facilities and the extension of the maturity dates of our indebtedness. Some of these loan amounts as well as our operating cash flow were used to repay R$2,074 million of our debt in 2008. The net effect of such loans, the provisions for interest rate payment, and the related amortizatization schedule resulted an increase in our total indebtedness of R$363 million in 2008, as opposed to R$ 1,187 million in 2007. The main reasons for the increase in 2008 were: (i) our distribution companies obtained R$773 million of financing through credit lines from BNDES, to be used for the expansion and modernization of their electric grids, (ii) R$513 million was disbursed to Foz do Chapecó (R$262 million of which is CPFL Geração’s proportional share) of a R$1,656 million loan approved by BNDES in July 2007, to be used for the construction of the Foz do Chapecó facility, and (iii) loans for the construction of other generation plants. Also, in early 2008 we refinanced short-term debt with longer-term debt, improving the overall maturity profile of our total debt. The main reasons for the increase in indebtedness in 2007 were the acquisition of CPFL Jaguariúna in June 2007, our posting of a judicial deposit required for a lawsuit to which we are a party (See Note 20 to our Financial Statements) and borrowings for the construction of generation plants.

     During 2009 and 2010, we will raise funding mainly to finance working capital requirements, for debt refinancing and to meet capital expenditures established with BNDES.

     Our principal source of new financing in 2009 will be loans from BNDES to fund capital expenditures at our distribution companies and to complete the construction of the Foz do Chapecó facility. The financing facilities for expansion and modernization of the electric grid at RGE, CPFL Paulista and CPFL Piratininga had an aggregate of R$509 million in undrawn commitments at December 31, 2008. The construction finance facility for the Foz do Chapecó power plant had an undrawn commitment of R$645 million (of which our share represents R$329 million) as of December 31, 2008.

     In the past, we have also turned to the domestic capital markets for debt financing, typically in the form of real-denominated debentures. Even under the current market conditions, funding is still available, though it most likely will have shorter terms (up to three years) and higher costs (compared to the CDI flat interest rate). We may be able to rely on bilateral bank loans in reais for new financing during 2009.

     Through our subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari we issued promissory notes totaling R$495 million in April 2009. Of these notes, R$445 million will become due within 360 days and the remaining R$50 million will become due within 180 days. These notes were issued at 118% of CDI, and are guaranteed by us. In May 2009, the Board of Directors approved the issuance of debentures by the following subsidiaries: CPFL Paulista, RGE, CPFL Geração, CPFL Brasil, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari. We expect to borrow an aggregate sum of R$890 million, which will be used to prepay the promissory notes issued in April 2009, finance the construction of the Foz do Chapecó powerplant and to supplement the working capital of our subsidiaries.

Terms of Outstanding Debt

     Total debt outstanding at December 31, 2008 (excluding accrued interest and derivative transactions) was R$6,967 million. Of the total amount, approximately R$1,610 million, or 23.1%, was denominated in U.S. dollars and Japanese yen, and the balance was denominated in reais. R$1,103 million of our total debt is scheduled to mature in the next 12 months.

Our major categories of indebtedness are as follows:

  BNDES. At December 31, 2008, we had R$2,344 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relate to (a) loans to our generation projects, especially Foz do Chapecó, CERAN and Enercan (R$1,537 million), (b) financing for the renewal of older generation assets (R$31 million) and (c) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility (R$773 million).
  Debentures. At December 31, 2008, we had indebtedness of R$2,607 million outstanding under nine series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, CPFL Geração, BAESA and RGE. The terms of these debentures are summarized in Note 16 to our audited consolidated financial statements.
  Other real-Denominated Debt. As of December 31, 2008, we had R$406 million outstanding under a number of other real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.
  Yen-Denominated Debt. CPFL Paulista, RGE and CPFL Geração entered into bilateral loans denominated in yen and converted to reais through swap agreements based on CDI. As of December 31, 2008, the total outstanding principal amounts for these loans were R$605 million for CPFLPaulista, R$44 million for RGE and R$751 million for CPFL Geração.
  IDB Loan. In January 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2008, our pro-rata share of this loan was US$34 million (equivalent at the time to R$78 million). The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period that ended in June 2007.
  Other Foreign-Denominated Debt. At December 31, 2008, we had R$132 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. In addition, we have U.S. dollar- denominated long-term receivables, which amounted to R$36 million at December 31, 2008, which also mitigate our exposure to exchange rates.

Financial and Operating Covenants

     We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. These covenants include the following:

  We have limitations on our ability to sell or pledge assets or to make investments in third parties.
  Under the BNDES credit facilities, our subsidiaries, including our Campos Novos, Barra Grande and CERAN generation projects, must first pay the amounts due under the loans before paying dividends in an amount higher than the mandatory dividends under Brazilian law. In addition, before making these dividend payments and before paying interest on shareholders’ equity, BNDES must give its prior approval, and the respective subsidiary must be in compliance with all of its financial covenants. The concessions for our distribution and generation subsidiaries also prohibit them from making loans or advances to us or to our other subsidiaries and affiliates without approval from ANEEL.
  Under the second and third issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial expense, net, of at least 2.25, with the ratios calculated as defined in the CPFL Paulista debentures.

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

     As a result of the postponement of the commercial start-up of Campos Novos hydroeletric plant, we were not able to meet some time sensitive covenants of the IDB Loan. Enercan’s management has already entered into discussions with IDB in order to review those covenants, and has obtained a written confirmation that it will not seek acceleration of the loan agreement.

     We are currently in compliance with our financial and operating covenants. Breach of any of these covenants would give our lenders the right to accelerate our repayment obligations.

     In addition, a number of the financing instruments of our subsidiaries are subject to acceleration if, as a result of changes in our structure or in the structure of our subsidiaries, our current shareholders cease to own a majority of CPFL Energia’s voting equity or control over management.

     For more information on our financial covenants, see Notes 15 and 16 to our audited consolidated financial statements.

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

     Our electricity efficiency program is designed to foster the efficient use of electricity by our consumers, to reduce technical and commercial losses and offer products and services that improve satisfaction and loyalty and enhance our corporate image. Our research and development programs utilize technological research to develop products, which may be used internally, as well as sold to the public. We carry out certain of these programs through strategic partnerships with national universities and research centers, and the vast majority of our resources are dedicated to innovation and development in new technologies applicable to our business.

     Our disbursements on research and development projects in 2008 totaled R$79 million, compared to R$116 million in 2007 and R$66 million in 2006.

Off-Balance Sheet Arrangements

     We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally of a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. However, we have guaranteed the full amount payable of credit facilities of our subsidiary CERAN, while we only report our proportionate 65% share of the liabilities on our balance sheet. The outstanding balance of these obligations was R$728 million in as of December 31, 2008. In 2005 we assumed an obligation to guarantee 57.27% of the amount payable under a US$75 million credit facility of our subsidiary ENERCAN during the construction of its facilities, while we only report our proportionate 48.72% share of the liabilities on our balance sheet.
Additionally, in 2007 and 2008 we assumed an obligation to guarantee 60% of the amount payable under a R$1,051 million credit facility of our subsidiary Foz do Chapecó during the construction of its facilities, while we only report our proportionate 51% share of the liabilities on our balance sheet.

     As of December 31, 2008, we had no: (i) guarantee obligations (as described in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees), other than the CERAN, ENERCAN and Foz do Chapecó guarantees described above; (ii) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (iii) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (iv) obligations arising out of a variable interest in an unconsolidated entity, as defined in FASB Interpretation FIN 46(R), Consolidation of Variable Interest Entities.

U.S. GAAP Reconciliation

     We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 34 to our audited consolidated financial statements. Net income for 2008 was R$1,237 million under U.S. GAAP, compared to R$1,276 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2008 was R$6,448 million under U.S. GAAP, compared to R$5,019 million under Brazilian Accounting Principles.

     The differences between Brazilian Accounting Principles and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the following.

     Accounting for Acquisitions. Under Brazilian Accounting Principles, acquisitions are accounted for at book value, and the difference between the book value of the purchased company’s net assets and the purchase price is recorded as goodwill and amortized. Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007 and accounting rules for acquisitions may change as well. Under U.S. GAAP, the purchase price of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is recognized as goodwill. Goodwill is not amortized under U.S. GAAP, subject to an annual assessment for impairment. Beginning in 2009, the amortization of goodwill is no longer possible in Brazil due to the legislation adopted in 2007. Similar to US GAAP, this process is now subject to an annual assessment for impairment. Under U.S. GAAP we principally allocated the excess purchase price over the fair value of assets acquired and liabilities to the concessions of the acquired companies, which is being amortized over the lives of the concessions. The net effect of these differences tended to make U.S. GAAP net income higher than Brazilian Accounting Principles net income when the amortization of goodwill under Brazilian Accounting Principles occurred over a 10-year period. Under Brazilian Accounting Principles, since 2004 we have been required to amortize goodwill over the lives of our concessions, which tends to increase net income under Brazilian Accounting Principles compared to U.S. GAAP.

     Accounting for pension plan liabilities. Another material difference relates to accounting for pension plan liabilities. Under Brazilian Accounting Principles, we use actuarial liability limits in order to improve financial reporting by mitigating volatility in the related income statement. As a result, our financial statements do not account for certain related gains and losses. Under US GAAP, all related gains and losses must be recognized as a component of Other Comprehensive Income (“OCI”).

Use of Estimates in Certain Accounting Policies

     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed certain accounting policies relating to regulatory matters above, in “—Background.” In the discussion below, we have identified several other matters for which our financial presentation would be materially affected if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Impairment of Long-lived Assets

     Long-lived assets, which include property, plant and equipment, intangible assets and investments comprise a significant amount of our total assets. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2008 and 2007 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.

Valuation of Deferred Regulatory Assets

     As discussed above, we defer and capitalize Parcel A costs that we expect to recover through rate increases, and in 2001 and 2002 we recognized revenues that we will realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles, and under U.S. GAAP it is also consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”. This statement provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to consumers. The total amount of net deferred regulatory assets reflected in the consolidated balance sheets, including interest we have recognized, was R$543 million at December 31, 2008. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.

     We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. As of December 31, 2008, the provision for losses upon the realization of this asset was R$10 million. This provision was made based on income projections prepared periodically, taking into account expectations regarding market growth, inflation, interest rates and regulatory matters. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2008.

     The deferral and capitalization of expenses, and the recognition and deferral of revenues, in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we could be required to recognize an impairment of these regulatory assets.

Pension Liabilities

     We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. The total amount of our obligations recognized as revenues in 2008 was R$84 million. In 2009, the pension plan is expected to generate a deficit, and we expect to recognize an estimated debit of R$4 million in our results of operations. The differences between Brazilian Accounting Principles and U.S. GAAP are described in Note 34 to our audited consolidated financial statements.

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

     We account for contingencies in accordance with Brazilian Accounting Principles, which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists, inside and outside of the company. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters. Under U.S.GAAP the company adopted the provisions of FIN 48 and recognizes income tax positions only if those positions are more likely than not of being sustained, as described in Note 34 (III)(m) of our consolidated financial statements.

Depreciation and Amortization of Intangible Assets

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

     We account for the amortization of intangible assets using a percentage determined in connection with the net projected income based on the remaining term of the related concession contract determined by ANEEL. Under U.S. GAAP, our intagible assets are amortized using the straight-line method. Intangible assets related to our concessions have a pre-determined useful life and will continue to be amortized in accordance with the criteria adopted by the company and its subsidiaries over such period. Other intangible assets are only amortized if their useful lives can be reasonably estimated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

     Our Board of Directors is responsible for determining our overall strategic guidelines and, among other things, for establishing our general business policies and for electing our executive officers and supervising their management. According to our bylaws, our Board of Directors may be comprised of a minimum of seven members and a maximum of nine members. Currently, our Board of Directors is comprised of seven members, and one is independent (in accordance with the listing regulations of the New Market of the BOVESPA, or the Novo Mercado, and our bylaws). In the event of a tie, the chairman will have the deciding vote. The Board of Directors meets at least once a month, or whenever requested by the chairman in accordance with our bylaws.

     Under Brazilian Corporate Law, each director must hold at least one of our common shares. Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, reelection being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 23, 2009. Their terms will expire at our next annual shareholders’ meeting, scheduled to take place on April 2010. Our bylaws do not provide for a mandatory retirement age for our directors.

     Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction entered into between our shareholders or related parties and us that exceeds R$7 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors. As of this date, there are no relevant agreements or other obligations between us and our directors.

     Under Brazilian Corporate Law, combined with a recent decision by the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”), minority shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 10% of the outstanding voting shares. Minority shareholders that own greater than 5% of voting shares may request voto múltiplo (multiple voting).

The following table sets forth the name, age and position of each current member of our Board of Directors, of which one position is currently vacant. A brief biographical description of each of our directors follows the table.

Name	Age	Position

Luiz Anibal de Lima Fernandes	66	Chairman
Ricardo Carvalho Giambroni	52	Vice Chairman
José Ayres de Campos	51	Director
Francisco Caprino Neto	49	Director
Milton Luciano dos Santos	52	Director
Susana Hanna Stiphan Jabra	51	Director
Ana Dolores Moura Carneiro de Novaes	47	Independent Director

     Luiz Anibal de Lima Fernandes - Mr. Fernandes graduated in Mechanical and Electrical Engineering from the Federal University of Minas Gerais (UFMG) in 1965 and also completed programs in: Study of Electrical Systems at UFMG (1966), Business Policy at Arthur D. Little/INDI (1974), Marketing Strategy at the João Pinheiro Foundation (1977), Information Systems for Executives at IBM (1982), and Advanced Development Program for Executives at the Dom Cabral Foundation/INSEAD (2000). He held positions as an engineer and Chief Financial and Investor Relations Officer at the Companhia Energética de Minas Gerais (CEMIG), CEO of the Industrial Development Institute of Minas Gerais – INDI and of the Development Bank of Minas Gerais - BDMG, Control Officer of the Siderurgia Brasileira S.A. (SIDERBRÁS), Chief Financial and Investor Relations Officer and member of the Board of Directors of ELETROBRÁS - Centrais Elétricas Brasileiras S.A., CEO, Chief Financial, Investor Relations and Development Officer of Acesita S.A. (Arcelor Group), and Managing Officer of VBC Energia S.A. Today he serves as managing partner of L.A. & Associados Participações e Negócios Ltda., and since April 2007 Mr. Fernandes has been the Chairman of the Board of Directors of CPFL Energia.

     Ricardo Carvalho Giambroni - Mr. Giambroni graduated in Economics from the College of Economic and Political Sciences of Rio de Janeiro (FCPERJ) in 1984. He completed post-graduate studies in Corporate Law and Finance at the Getúlio Vargas Foundation (FGV) in 1999 and an executive MBA program in Corporate Finance and Corporate Governance at the Brazilian Institute of Capital Markets (IBMEC). He participated in the Strategic Management Program for Business Leaders at INSEAD in 2006 and served as Director of Valepar S.A. He was a member of the Board of Directors of Paranapanema S.A., Companhia Vale do Rio Doce S.A., Brasil Ferrovias S.A. (Ferronorte and Ferroban), Novoeste, and América Latina Logística S.A. (ALL). Today he is a member of the Board of Directors of Metrô Rio de Janeiro, 521 Participações S.A. and the executive manager of the Equity Area of Banco do Brasil’s Caixa de Previdência (PREVI). Since April 2009, he has been a member of the Board of Directors of CPFL Energia.

     José Ayres de Campos - Mr. Campos graduated in Mechanical Engineering from the College of Industrial Engineering of São Bernardo do Campo (FEI) in 1982 and in Civil Engineering from the College of Engineering of São Paulo (FESP) in 1985. He completed post-graduate studies in Corporate Economics at the College of Economics and Business Administration of the University of São Paulo (FEA-USP) in 2003. He was a professor at the College of Engineering of Ilha Solteira (UNESP) and FEI. Today Mr. Campos is the CEO of CNEC Engenharia S.A. (Camargo Corrêa Group), where he has structured the Industrial Projects Department to operate in oil, gas and mining sectors, and began Electro-Mechanical Systems Supply Services. He also serves as a director of Construções & Comércio Camargo Corrêa S.A. (CCCC) and member of the Brazilian Committee of the World Energy Council (WEC). Since April 2009, Mr. Campos has been a member of the Board of Directors of CPFL Energia.

     Francisco Caprino Neto - Mr. Caprino Neto graduated in Metallurgical Engineering from the Polytechnic School of the University of São Paulo (USP) in 1983 and completed a masters degree program in the same area at the same institution in 1992. He was the chairman of the Process Engineering Department and advisor for the Control and Planning Department of Siderúrgica J.L. Aliperti S.A., as well as and the coordinator of metallurgical processes of Aços Villares S.A. He served as a sitting member of the Board of Directors of the CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006. Currently, he holds the position of executive officer and member of the Board of Directors of Camargo Corrêa Energia S.A. and Camargo Corrêa Investimentos em Infra-Estrutura S.A. (CCII). He is also a member of the Board of Directors of VBC Energia S.A., Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS), Companhia de Concessões Rodoviárias (CCR), and A-Port S.A. Since April 2000, Mr. Caprino Neto has been a member of the Board of Directors of CPFL Energia.

     Milton Luciano dos Santos - Mr. Santos earned a degree in Law from Itajaí Valley University (UNIVALE) in 2001. He also completed an MBA program in General Training for Executive Officers at the University of São Paulo (USP) in 1994. At Banco do Brasil he held the following positions from 1976 to 2009: Assistant Manager, General Manager, State Executive Director, Government Executive Director, Distribution Officer, and Chief Retail and Distribution Officer. Since December 2006, Mr. Santos has been a member of the Board of Directors of CPFL Energia.

     Susana Hanna Stiphan Jabra - Mrs. Jabra graduated in Economics from the College of Economics and Business Administration of the University of São Paulo (FEA-USP) in 1979 and participated of the Social Sciences program at the College of Philosophy, Letters and Human Sciences of the University of São Paulo (FFLCH–USP) in 1986. She specialized in Financial Management at the Pontifical Catholic University of São Paulo (PUC-SP) in 1980 and completed an MBA program in Finance at the Brazilian Institute of Capital Markets (IBMEC) in 1999. For more than 25 years she has worked for large and mid-sized companies and participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Control and Planning Manager at the Agência Estado Ltda., Executive Equity Manager and member of the Social Responsibility Committee of the Petrobrás Social Security Foundation (PETROS). She was a sitting member of the Board of Directors of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração (from 2003 to 2005 and from 2006 to 2007), Telenorte Celular Participações (from 2006 to 2008), Bonaire Participações S.A. (from 2002 to 2009), and an alternate member of the Board of Directors of Telemig Celular Participações S.A. (from 2003 to 2005), Perdigão S.A. (from 2006 to 2009) and Newtel Participações S.A. (from 2004 to 2008), in addition to serving as a member of the Fiscal Council of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração (from 2005 to 2006 and 2007 to 2008). Currently, she is an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A., a professor for the Course for Board of Directors’ Members, and guest lecturer at the Debate Forum “The Committees of Assistance to the Board of Directors” of the Brazilian Institute of Corporate Governance (IBGC). She also participated in the course “Training of Trainers, Corporate Governance Board Leadership Program” held by the International Finance Corporation (IFC). Since April 2009, Mrs. Jabra has been a member of the Board of Directors of CPFL Energia.

     Ana Dolores Moura Carneiro de Novaes - Mrs. Novaes earned a Ph.D. in Economics from the University of California in 1990 and graduated in Law from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) in 2007. In 1999, she was offered the international professional designation of Chartered Financial Analyst (CFA) by the CFA Institute (formerly known as AIMR - Association for Investment and Management Research) in the United States. Today she is a member of the Board of Directors of the CCR (since May 2002) and Metalfrio (since May 2009) and an advisor to the Audit Committee of the Companhia Siderúrgica Nacional (since August 2006). She held the positions of Investment Officer at Pictet Modal Asset Management (from 1998 to 2003) and Adjustable Rate Analyst at Banco de Investimentos Garantia (from 1995 to 1997). She worked for the World Bank Group in Washington, D.C. from 1991 to 1994 and was a macroeconomics professor at the Pontifical Catholic University of Rio de Janeiro in 2003 and at the Federal University of Pernambuco (in the first half of 1991). Since 2008, she has been a partner at Galanto Consultoria, Rio de Janeiro, specializing in services and consulting in corporate governance. Since April 2007, Mrs. Novaes has been a member of the Board of Directors of CPFL Energia.

Executive Officers

     Our executive officers are responsible for our day-to-day management. Under our bylaws, our board of executive officers is comprised of seven members that are appointed by our Board of Directors for a two-year term, with the possibility of re-election. Our current executive officers were elected at the Board of Directors meeting held on April 29, 2009.

     The following table sets forth the name, age and position of each current executive officer, of which one position is currently vacant. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Wilson Ferreira Junior	50	Chief Executive Officer
José Antonio de Almeida Filippo	48	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	55	Vice-President of Distribution
Miguel Normando Abdalla Saad	59	Vice-President of Generation
Paulo Cezar Coelho Tavares	55	Vice-President of Energy Management
Vacant		Vice-President of Business Development
José Marcos Chaves de Melo	46	Vice-President Administrative

     Wilson Ferreira Junior - In 1981, Mr. Ferreira Junior graduated from the School of Engineering at Mackenzie University with a degree in Electrical Engineering and in 1983 he graduated from the Business Administration course of the College of Economics, Accounting and Administrative Sciences of the same university. He attended a masters degree program in Energy at the University of São Paulo (USP), for which he did not complete the thesis requirements, and several specialization courses, including: Occupational Safety and Health Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation – FGV, 1988), and Electricity Distribution Management (Swedish Power Co., 1992). At Companhia Energética de São Paulo (CESP), he held several senior positions and served as the Distribution Officer from 1995 to 1998. He served as CEO of RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, President of the Brazilian Association of Electric Power Distributors (ABRADEE), and Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB). Today, Mr. Ferreira Junior serves as the Chairman of the Board of Directors of the National Electrical System Operator (ONS). In March 2000, he became CEO of CPFL Paulista, and later of CPFL Piratininga, CPFL Geração, CPFL Brasil, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergia, and other subsidiaries of CPFL Energia. Since 2002, he has been a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and the CEO of CPFL Energia.

     José Antonio de Almeida Filippo - Mr. Filippo graduated in Civil Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1983 and completed post-graduate studies in Finance at the Institute of Administration and Management (IAG) in 1984. He attended the Program for Management Development at the Brazilian Institute of Capital Markets (IBMEC) in 1990 and at Harvard Business School in 1999. He has held senior positions at the companies Ingersoll-Rand, LATASA, and GAFISA S.A. He is the Chief Financial and Investor Relations Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Brasil, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergia, and other subsidiaries of CPFL Energia. He is the Vice Chairman of the Board of Directors of CERAN, ENERCAN and Foz do Chapecó Energia. Since 2004, Mr. Filippo has been the Chief Financial and Investor Relations Executive Officer of CPFL Energia.

     Hélio Viana Pereira – Mr. Pereira graduated in Electrical Engineering from the Itajubá Federal School of Engineering (EFEI) in 1976 and completed a specialization program in Industrial Quality Engineering at the State University of Campinas (Unicamp). He completed post-graduate studies in Electricity Business Management at the Getúlio Vargas Foundation (FGV) and the University of São Paulo (USP). Mr. Pereira served as an engineer in the Eletrobrás Department of Rural Electrification from 1976 to 1978, as an engineer at the Underground Grid Studies Department and as a manager at the Public Lighting Division of the Companhia de Eletricidade de Brasília (CEB) from 1978 to 1981. He held several senior positions and was the Operating Control Supervisor and Operations Manager of Companhia Energética de São Paulo (CESP) from 1984 to 1989. At CPFL Paulista, he served as the Manager of the Planning and Modernization Department from May to August 2000. Today he is the Distribution Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna and other distributors of CPFL Energia. He is also a member of the Board of Directors of CPFL Geração. Since 2002, Mr. Pereira has been the Chief Distribution Officer of CPFL Energia.

     Miguel Normando Abdalla Saad - Mr. Saad graduated in Civil Engineering from the São Carlos School of Engineering (USP) in 1973. He held several senior positions at Companhia Energética de São Paulo (CESP) from 1974 to 2000, such as Head Engineer of the Concrete Sector of the Civil Engineering Laboratory, Manager of the Water and Thermal Resources Division, assistant manager of the Electrical System Expansion Planning Department, and manager of the Department of Construction and Contracts. From 1994 to 1997, he served as the President of the São Paulo commission of the Brazilian Committee on Large Dams. Mr. Saad is currently the Energy Generation Officer of CPFL Geração, CPFL Bioenergia, CPFL Sul Centrais Elétricas, Chairman of the Board of Directors of ENERCAN, Foz do Chapecó Energia and CERAN, and Vice Chairman of the Board of Directors of BAESA, CPFL Paulista, CPFL Piratininga, and RGE. Since 2002, Mr. Saad has been the Chief Generation Officer of CPFL Energia.

     Paulo Cezar Coelho Tavares - Mr. Tavares graduated in Electrical Engineering from the Federal University of Pernambuco (UFPE), completed a masters program in Power Systems Engineering from the State University of Campinas (Unicamp) and an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) in 1998. He served as Energy Planning and Sales Manager and an engineer at Companhia Hidro Elétrica do São Francisco (CHESF) and as an advisor to the executive management of Eletrobrás, in charge of the National Program for Energy Conservation (PROCEL) and the distribution of urban and rural areas. He also worked as a secretary of PROCEL and led several projects related to energy efficiency with institutions such as the World Bank, USAID, ACEEE, CIDA (Canada), ETSU (United Kingdom) and ALURE (European Community). He served as the CEO of Guaraniana Comércio e Serviços (GCS), a gas and energy commercialization company, and Chief Corporate Development Officer and CEO of Companhia Energética de Pernambuco (CELPE). He has also served as member of the Board of Directors of Companhia Energética de Alagoas (CEAL), Companhia Energética do Rio Grande do Norte (COSERN) and CELPE. Today Mr. Tavares is a member of the Brazilian Association of Energy Traders (ABRACEEL), and Managing Energy Director of CPFL Brasil, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Geração, CPFL Bioenergia, CPFL Jaguariúna and other subsidiaries of CPFL Energia. He is a member of the Board of Directors of CERAN, ENERCAN and Foz do Chapecó Energia. Since 2002, Mr. Tavares has been the Chief Energy Management Officer of CPFL Energia.

     José Marcos Chaves de Melo – In 1980, Mr. Melo graduated as an electronics technician from the Federal Center for Technological Education of Rio de Janeiro (CEFET-RJ). In 1986 he graduated in Engineering from the University of Kansas. Among his academic achievements, the following stand out: Fulbright scholarship, American National Engineering Honor Society (Tau Beta Pi), the 2005 SAP Diamond Circle Award for Outstanding Business Contributions, and the 2006 Accenture World Innovation Award for the National Electricity System Operator (ONS) SIGA Project. Mr. Melo worked at Accenture do Brasil from 1987 to 2008, serving as its CEO from 1998 to 2008. He was responsible for the execution of several projects with companies of the electricity sector for 12 years, oil and gas sectors for 5 years, steel sector for 2 years, and in the manufacturing sector for 1 year. He has experience in several functional areas, such as IT, supply chain, field work and assets management. During his career he has worked the companies such as Neoenergia, Light, CEMIG, Duke Energy, Petrobrás, Repsol-YPF and CSN, the Electric Power Trade Board (CCEE) and ONS. Mr. Melo is currently the Administrative Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Geração, CPFL Bioenergia, and other subsidiaries of CPFL Energia. Since 2008, he has been the Chief Administrative Officer of CPFL Energia.

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

     Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal council elected at our shareholders meeting held on April 23, 2009, with a mandate of one year, is composed of five members: José Reinaldo Magalhães (President), Daniela Corci Cardoso, Adalgiso Fragoso de Faria, Wilton de Medeiros Daher and Décio Magno Andrade Stochiero.

     In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

Advisory Committees

     The chairperson of each of the following committees reports on activities at the Board of Directors’ monthly meetings, however, the committees do not have decision-making authority and their recommendations are not binding upon the Board of Directors.

     Management Processes Committee. Our Management Processes Committee is responsible for assisting the Board of Directors by: (i) evaluating the validity of the information disclosed to the Board of the Directors, (ii) preparing proposals to improve business management procedures, (iii) evaluating our risk profile and (iv) coordinating internal audits and preparing improvement proposals. The members of this committee are Francisco Caprino Neto, Arthur Prado Silva, and Martin Roberto Glogowsky.

     Human Resources Management Committee. Our Human Resources Management Committee is responsible for assisting the Board of Directors by: (i) coordinating the CEO selection process, (ii) defining criteria for compensation of the executive officers, including long and short-term incentive plans, (iii) defining performance goals of the executive officers, (iv) coordinating evaluation procedures of the executive officers, (v) preparation of the plan of succession for members of the executive officers and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary. The members of this committee are Francisco Caprino Neto, Ricardo Carvalho Giambroni and Susana Hanna Stiphan Jabra.

     Related Parties Committee. Our Related Parties Committee is responsible for assisting the Board of Directors by: (i) evaluating the selection procedures of suppliers and third-party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice. The members of this committee are Francisco Caprino Neto, Luiz Cláudio da Silva Barros and Susana Hanna Stiphan Jabra.

     In addition to the advisory committees, our Board of Directors has created six ad hoc commissions since 2006 (Corporate Governance Commission, Strategy Commission, Budget Commission, Financial Services Commission, Energy Acquisition Commission and Projects Evaluation Commission) and may create others.

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

     Projects Evaluation Commission. Our Project Commission is responsible for assisting the Board of Directors with evaluating new opportunities for distribution and generation of energy assets forecasted in the strategic planning.

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

     For the year ended December 31, 2008, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors and our executive officers was approximately R$12 million. For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$398,000.

Share Ownership

     The total number of common shares owned by our directors and executive officers as of May 31, 2009 was 34,414. None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

     Neither the laws of Brazil nor our bylaws provide for indemnification of directors or officers. We have held directors’ and officers’ liability insurance since February 2006.

Employees

     As of December 31, 2008, we had 7,119 full time employees (including the employees of our jointly-controlled subsidiaries). The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

	2008	2007	2006

Distribution	5,717	5,958	4,790
Generation	271	250	226
Commercialization	242	256	183
Corporate staff	889	712	637

Total	7,119	7,176	5,836

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

     In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. Our management must approve the amount of such compensation, which is determined in consultation with an employee committee. Funds are allocated to the employee profit sharing fund on an annual basis once we have achieved at least 80% of our projected profits for the year. In addition, we develop productivity and performance goals in conjunction with the unions. Achievement of these goals must reach at least 70% in order for the program to be fully funded. In 2008, we reserved R$ 35 million for our employee profit sharing program.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5% or more of our common shares) as of December 31, 2008. Percentages in the following table are based on 479,910,938 outstanding common shares.

	Common Shares	(%)

521 Participações S.A. (1)	149,233,727	31.10
VBC Energia S.A. (2)	133,653,591	27.85
Bonaire Participações S.A. (3)	60,713,511	12.65
Bradespar S.A. (4)	41,871,700	8.72
BNDES Participações S.A. (5)	29,821,870	6.21
Executive officers and directors as a group	34,264	0.01

Total	415,328,663	86.54

_____________
(1)	521 Participações S.A is a holding company controlled by PREVI, a pension fund sponsored by Banco do Brasil S.A. The Brazilian government owns a majority of the voting capital of Banco do Brasil.
(2)
VBC Energia S.A. is controlled by the Brazilian group Camargo Corrêa through several companies: (i) Atila Holdings S.A., which is controlled by Construções e Comércio Camargo Corrêa S.A. (ii) Camargo Corrêa Energia S.A., and (iii) Camargo Corrêa S.A. VBC Energia S.A. was also controlled by Votorantim Energia S.A. until January 2009.

(3)
Bonaire Participações S.A. is a holding company controlled by Energia São Paulo Fundo de Investimento em Participações, whose ownership interest is controlled by four pension funds: (i) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Bandeirante Energia S.A. and Elektro Eletricidade e Serviços S.A., among other Brazilian electricity companies; (ii) Fundação SISTEL de Seguridade Social, primarily for employees of CPqD (Centro de Pesquisa e Desenvolvimento), Telecomunicações Brasileiras S.A. – Telebrás, Telemig Celular S.A., Tele Norte Celular Participações S.A., Amazônia Celular S.A.; among others telecommunications companies; (iii) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A.; and (iv) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP.

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

  execution of any agreement with a global amount in excess of R$30 million, if not included in our annual budget;

  granting of any kind of collateral or guarantee in favor of third parties;

  execution of agreements with related parties in an amount in excess of R$7 million;

  appointment of our independent auditors in certain specified cases;

  authorization for the acquisition of our own shares for cancellation or for treasury;

  amendment of concession agreements of any controlled entity;

  approval of stock option plans; and

  acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$30 million.

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

  two appointed by VBC;

  two appointed by 521; and

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

     Change of Control. In the event of direct or indirect change of control of any of the parties subject to the shareholders’ agreement, the remaining parties have the right to acquire all subject shares held, directly or indirectly, by the party undergoing the change of control, paying for such shares an amount to be determined by a recognized financial institution.

Option Agreement

     Our controlling shareholders are also party to an agreement pursuant to which they have granted to each other options to purchase their respective shares in us. In addition, this agreement provides for (i) certain notification requirements for secondary offerings of shares by such shareholders and (ii) priority to certain shareholders in the sale of shares in a secondary offering, if more than one shareholder participates in the offering and demand is less than the size of the offering.

Related Party Transactions

     One of our principal shareholders is VBC. The controlling shareholder of VBC currently is the Camargo Corrêa Group and prior to January 2009 both Camargo Corrêa and the Votorantim Group were controlling shareholders. Camargo Corrêa Group is one of the largest privately-held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies. Camargo Corrêa Group also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

     We acquired our interest in Semesa from VBC in December 2001 for R$496 million. The Semesa acquisition price is subject to adjustment, based on the assessment of Semesa’s assured energy. According to MME, the earliest that this assessment will take place is 2015.

We also conduct transactions with the shareholders of VBC and their affiliates, including the following:

  Our distribution subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders. All of these electricity supply agreements are regulated by ANEEL.

  Our commercialization subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders.

  CPFL Geração, through its subsidiaries BAESA, ENERCAN, CERAN and Foz do Chapecó, has entered into transactions with Construção e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision and financing of construction services to our generation subsidiaries.

     Our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Bonaire. See Note 29 of our Financial Statements concerning “Related Party Transactions”.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item “Financial Statements.”

Legal Proceedings

     CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs. The aggregate potential liability was approximately R$88 million as of December 31, 2008. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$11 million) in respect of these suits.

     CPFL Paulista is party to an administrative proceeding before the Brazilian Antitrust Authority, Conselho Administrativo de Defesa Econômica (“CADE”), where an investigation is being conducted into alleged anticompetitive behavior in connection with the installation of CPFL Paulista’s electric grid. A judicial decision has postponed this proceeding since CPFL Paulista presented a proposal to enter into a settlement agreement (termo de cessação). Based on the opinion of external counsel, we consider the possibility of loss in this proceeding to be remote and, therefore, we have not made a provision in our financial statements in connection with this proceeding.

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

     Semesa and Furnas were named defendants in a legal proceeding that sought remedial measures and the establishment of a nature reserve because of alleged harm caused by the construction and operation of the Serra da Mesa plant. The amount sought from Semesa totaled R$74 million. CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007. We believe that the risk of an adverse judgment with respect to this claim is possible. We have not established a provision with regard to this claim. If adverse judgment were entered against us, requiring us to purchase additional land and establish a preserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

     CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund. Based on a favorable opinion that we received from the Brazilian Internal Revenue Office, CPFL Paulista deducted those expenses for purposes of income tax payments. In 2007, we made a judicial deposit in the amount of R$360 million (adjusted to R$415 million in 2008), which allows CPFL Paulista to proceed with the lawsuit without running the risk of any asset seizure by the tax authority. For the same reason, CPFL Paulista also entered into an agreement with a Brazilian bank to provide a letter of credit through which the bank will guarantee the payment of R$228 million. We believe that the possibility of a loss is remote.

     We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2008, our reserves for contingencies were approximately R$258 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 20 to our audited consolidated financial statements for more information on the status of our litigation.

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

	Reais per		U.S. dollars per
	Common share		ADS

	High	Low	High	Low

2006:
Fourth Quarter	30.50	27.00	42.39	37.90
2007:
First Quarter	31.40	27.80	45.65	38.70
Second Quarter	39.30	29.01	61.69	42.75
Third Quarter	40.44	31.03	65.87	45.78
Fourth Quarter	38.90	33.33	67.28	55.12
2008:
First Quarter	38.81	29.75	70.27	51.68
Second Quarter	41.95	32.80	76.40	61.05
Third Quarter	39.41	28.41	74.40	46.23
October	37.00	26.83	57.02	35.27
November	33.98	29.30	46.90	38.27
December	35.37	30.15	43.57	37.70
2009
January	31.17	29.75	42.26	37.50
February	31.45	29.55	41.25	35.42
March	31.50	28.50	42.21	35.45
April	35.20	31.90	47.68	41.95
May	34.27	31.42	49.24	46.32
June (through June 18)	32.70	31.06	51.86	47.61

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Corporate Purpose

Our corporate purpose, as defined by our bylaws, includes:

  developing and fostering enterprises in the electricity generation, distribution, transmission, sale industry and related activities;

  providing services in the electricity, telecommunications and data transmission industries, as well as providing technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

  holding interest in the capital of other companies engaged in activities similar to those that we perform or which have as corporate purpose developing, fostering, building, and/or operating projects concerning electricity generation, distribution, transmission and related services.

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

     We distributed R$1,208 million to our shareholders from our 2008 net income. Of this amount, R$602 million, or R$1.2535168 per common share, was paid as an interim dividend on September 30, 2008 and R$606 million was paid as supplemental divided on April 30, 2009.

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts of at least 50% of our adjusted net income, in semi-annual installments. The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant. In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.

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

Shareholder Meetings

Actions to be taken at our shareholders’ meetings

     At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year takes place at the annual shareholder meeting immediately following such fiscal year. The election of our directors and members of our fiscal council, if the requisite shareholders request its establishment, typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.

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

     The Company adopted a Manual for Participation in General Shareholders’ Meetings, to provide, in a clear and summarized form, information relating to the Company’s Shareholders General Meeting of April 9, 2008, to encourage and facilitate the participation of all shareholders. This manual includes a standard power of attorney, which may be used by shareholders who are unable to be present at the meetings to appoint an attorney in fact to exercise their voting rights with regard to issues on the agenda.

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

Withdrawal Rights

     Brazilian Corporate Law grants our shareholders the right to withdraw from the company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters: (i) the reduction of mandatory dividends; (ii) the merger of the company; (iii) the change of the corporate purpose of the company; or (iv) a spin-off of the company (if such spin-off changes the company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities). Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right.

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

     Pursuant to Resolution No. 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

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

     Although there are grounds to sustain otherwise, the deposit of common shares in exchange for ADSs may be subject to Brazilian withholding tax, if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to income tax at a rate of 15% or 25% in the case of investors located in a tax haven jurisdiction (if the common shares are held by an investor registered under Resolution 2,689 that is not resident in a tax haven jurisdiction, and the sale is performed on the stock exchange, however, any gain will be tax exempt from income tax in such transaction).

     The withdrawal of common shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

     Common Shares. As a general rule, gains realized by Non-Brazilian Holders on any disposition of common shares are subject to income tax at a rate of 15%, regardless of whether the sale or the disposition is made by the Non-Brazilian Holder to a resident or non-resident in Brazil, or if the transaction is conducted in Brazil or abroad, except for the specific cases described below.

     Gains realized on any disposition of common shares by Non-Brazilian Holders who are resident in a jurisdiction that is deemed to be a “tax haven jurisdiction” under Brazilian law (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership such that the identification of the beneficial owner of income is not permitted) are subject to income tax at a rate of 25%.

     Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non- Brazilian Holder is registered under Resolution 2,689. If the Non-Brazilian Holder is a resident of a tax haven or is not registered under Resolution 2,689, the gain realized on such sale or disposition of common shares is subject to income tax at a rate of 15%. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

  Inflow and outflow of funds from or to foreign investors duly registered under the terms of Resolution 2,689, and not resident in a tax haven jurisdiction, for investment in the financial and capital markets: 0%;
  Remittances of dividends and interest on equity to foreign investors related to the abovementioned transactions: 0%;
  Other foreign exchange transactions, except those with a maturity term of 90 days or less: 0.38%.

     The IOF/Exchange may be changed at any time, up to 25%, upon the discretion of the President. Any such increase, although immediately applicable, would only apply to future transactions.

     Tax on transactions involving bonds and securities

     Brazilian law imposes a tax on transactions involving bonds and securities (the “IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. The IOF/Bonds Tax is currently reduced to zero in all transactions, except redemption of fixed yield investments lasting less than 30 days. However, this rate may be increased at any time to up to 1.5% per day by the President, but only with respect to future transactions. Currently, this tax is reduced to zero on all transactions involving stocks.

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

     In this discussion, references to ADSs also refer to common shares (unless stated otherwise), and references to a “U.S. holder” are to a holder of an ADS (i) that is an individual who is a citizen or resident of the United States of America, (ii) that is a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America or any state thereof, including the District of Columbia, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADSs.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and rates of interest and indexation. We have foreign exchange rate risk with respect to our debt denominated in U.S. dollars and Japanese yens. We are subject to market risk deriving from changes in rates which affect the cost of our financing.

Exchange Rate Risk

     At December 31, 2008, we had outstanding approximately R$1,670 million of indebtedness denominated in foreign currencies, including U.S. dollars and Japanese yen, and R$127 million of indebtedness denominated in Brazilian reais, but partially indexed to the U.S. dollar. Also at December 31, 2008, we had swap agreements that offset the exchange rate risk with respect to R$1,673 million of those amounts. The potential loss to us that would result from a hypothetical unfavorable 10% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$12 million, primarily due to the increase in real terms in the principal amount of our foreign currency indebtedness. The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

     We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are indexed. We also have swaps that convert some U.S.dollar-denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2008, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$5,388 million.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2008, would result in a net additional cash outflow of approximately R$54 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

     Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

     The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report that appears herein.

     There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm of Internal Control Over Financial Reporting

The Board of Directors and Shareholders of CPFL Energia S.A.

     We have audited CPFL Energia S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CPFL Energia S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

     In our opinion, CPFL Energia S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, and our report dated on February 3, 2009, except as to note 33, which is as of June 17, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Campinas, Brazil

February 3, 2009, except as to note 33, which is as of June 17, 2009

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). Our Board of Directors recognizes that one member of our fiscal council, Daniela Corci Cardoso, qualifies as an audit committee financial expert and meets the applicable independence requirements for fiscal council membership under Brazilian law. She also meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2008 and 2007. Our independent accounting firm is KPMG Auditores Independentes beginning in June 2007.

	Year ended December 31,

	2008	2007

	(in thousands of reais)
Audit fees	R$3,056	R$2,172
Audit-related fees	60	75
Tax fees	113	88
All other fees	-	-

Total	R$3,229	R$2,335

     “Audit Fees” are the aggregated fees billed by KPMG Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for the fiscal years of 2008 and 2007, respectively.

     “Audit-related fees” are fees charged by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

     None.

ITEM 16G. CORPORATE GOVERNANCE.

     The following chart summarizes the ways that our corporate governance practices differ from those followed by domestic companies under the listing standards under the New York Stock Exchange:

Section of the New York Stock Exchange Listed Company Manual	New York Stock Exchange Listing Standard	Ways that CPFL’s Corporate Governance Practices Differ from Those Followed by Domestic Companies Listed on the New York Stock Exchange

303A.01	A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.	CPFL is a controlled company, because more than a majority of its voting power is controlled by VBC Energia, 521 Participações S.A. and Bonaire Participações S.A. As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has one independent director, as defined by CVM rules.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CPFL do not meet at regularly scheduled executive sessions without management.

303A.04	A listed company must have a Nominating/Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	As a controlled company, CPFL would not be required to comply with the Nominating/Corporate Governance Committee requirements if it were a U.S. domestic issuer. Nonetheless, in order to improve its corporate governance practices, CPFL constituted the Corporate Governance Commission. It has four members: the CEO and three members of the Board of Directors. This Commission is responsible for evaluating the effectiveness of CPFL’s corporate governance practices, proposing improvements to CPFL’s governance practices, and monitoring the implementation of CPFL’s corporate governance practices.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	As a controlled company, CPFL would not be required to comply with the compensation committee requirements. The Human Resources Management Committee of CPFL is an advisory committee of the Board of Directors. It has three members who are all directors, none of whom is independent. According to its charter, this committee is responsible for assisting the Board of Directors by: (i) coordinating the CEO selection process, (ii) defining criteria for compensation of the executive officers, including long and short-term incentive plans, (iii) defining performance goals of the executive officers, (iv) coordinating evaluation procedures of the executive officers, (v) preparation of the plan of succession for executive officers and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.

303A.06 and 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A- 3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	In lieu of appointing an audit committee composed of independent members of the Board of Directors, CPFL has a permanent conselho fiscal, or fiscal council, in accordance with the applicable provisions of the Brazilian Corporate Law, and CPFL has granted the fiscal council with additional powers that meet the requirements of Exchange Act Rule 10A-3(c)(3). Under Brazilian Corporate Law, which enumerates standards for the independence of the fiscal council from CPFL and its management, none of the members of the fiscal council may be: (i) members of the Board of Directors; (ii) members of the board of executive officers; (iii) employed by CPFL or an affiliate or company controlled by CPFL or (iv) a spouse or relative of any member of the company’s management or Board of Directors. Members of the fiscal council are elected at the company’s general shareholders meeting for a one-year term of office. The fiscal council of CPFL currently has five members, all of wh om comply with standards (i) to (iv) above. The responsibilities of the fiscal council, which are set forth in its charter, includes reviewing management’s activities and the company’s financial statements, and reporting findings to the company’s shareholders.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans.

Section of the New York Stock Exchange Listed Company Manual	New York Stock Exchange Listing Standard	Ways that CPFL’s Corporate Governance Practices Differ from Those Followed by Domestic Companies Listed on the New York Stock Exchange

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CPFL has formal corporate governance guidelines that address all of the matters specified in the NYSE rules.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CPFL has a formal Code of Ethics that applies to its directors, officers, employees and controlling shareholders. CPFL’s Code of Ethics has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules. CPFL reports each year under Item 16B of our annual report on Form 20-F any waivers of the code of ethics in favor of our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions. We will disclose such amendment or waiver on our website.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CPFL’s CEO provides to the NYSE a Foreign Private Issuer Annual Written Affirmation, and he will promptly notify the NYSE in writing after any executive officer of CPFL becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-105, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
10.1	Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002, November 5, 2003 and December 6, 2007 among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A.
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

GLOSSARY OF TERMS

     ABRADEE: Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica).

     ANEEL: National Electric Energy Agency (Agência Nacional de Energia Elétrica).

     Annual Reference Value: Mechanism which limits the amounts of costs that can be passed through to Final Consumers. The Annual Reference Value corresponds to the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity.

     Assured energy: Amount of energy that generators are allowed to sell in long-term contracts.

     Basic Network: Interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL.

     Capacity Agreement: Agreement under which a generator commits to make a certain amount of capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

     CCC: Fuel Usage Quota.

     CCEAR: Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado).

     CCEE: Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica). The short-term electricity market, established in 1998 through the Power Industry Law, which replaced the prior system of regulated generation prices and supply contracts, formerly known as the Wholesale Energy Market.

     CMCE: Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico).

     CNPE: National Energy Policy Council (Conselho Nacional de Política Energética).

     Distribution Network: Electric network system that distributes energy to end consumers within a concession area.

     Distributor: An entity supplying electric energy to a group of consumers by means of a distribution network.

     Energy Agreement: Agreement under which a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, which could interrupt the supply of electricity. In such a case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments.

     Final Consumer: A party that uses electricity for its own needs.

     Free Consumers: (i) Existing consumers with demand of at least 10 MW and supplied at voltage level equal to or greater than 69 kV; (ii) new consumers with demand of at least 3 MW at any voltage; (iii) groups of consumers subject to agreement with the local distribution concessionaire; (iv) consumers who do not receive supply for more than 180 days from a local distribution concessionaire; and (v) certain others.

     Free Market: Market segment that permits a certain degree of competition. The free market specifically contemplates purchase of electricity by non-regulated entities such as Free Consumers and energy traders.

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

     Independent Power Producer: A legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires.

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

     MRE: Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

     ONS: National System Operator (Operador Nacional do Sistema), an entity responsible for operational planning, administration of generation and transmission and planning of transmission investments in the power industry.

     Parcel A costs: Costs that include, among others, the following: (i) costs of electricity purchased for resale pursuant to Initial Supply Contracts; (ii) costs of electricity purchased from Itaipu; (iii) costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and (iv) certain other charges for the transmission and distribution systems.

     Parcel B costs: Costs that are under control of distributors. Such costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues, excluding ICMS and PIS/COFINS, a state and federal tax levied on sales. Parcel B costs include, among others, the return on investment related to concessions and their expansion, as well as maintenance and operational costs.

     Rationing Program: The Brazilian government program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002 as a result of poor hydrological conditions that threatened the country’s electricity supply.

     Regulated market: Market segment in which distribution companies purchase all the electricity needed to supply customers through public auctions. The auction process is administered by ANEEL, either directly or through CCEE, under certain guidelines provided by the MME. The regulated market is generally considered to be more stable in terms of supply of electricity.

     Retail Distribution Tariff: Revenue charged by distribution companies to its customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Retails tariffs are subject to annual readjustments by ANEEL.

     RTE: Extraordinary Tariff Adjustment (reajuste tarifário extraordinário).

     Small hydroelectric power plants: Power projects with capacity from 1 MW to 30 MW.

     Special consumer: A group of consumers that uses at least 500 kV. Special Consumers may only purchase energy from (i) small hydroelectric power plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity limited to 1,000 kW, and (iii) alternative energy generators (solar, wind and biomass enterprises) with capacity injected in the system not greater than 30,000 kW. A Special Consumer may terminate its contract with the local distributor with 180 days prior notice for contracts with indefinite terms.

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

     Transmission Tariff: Revenue charged by a transmission concessionaire based on the transmission network it owns and operates. Transmission tariffs are subject to periodic revisions by ANEEL.

     Volt: The basic unit of electric force analogous to water pressure in pounds per square inch.

     Watt: The basic unit of electrical power.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, State of São Paulo, Brazil, on June 29, 2009.

CPFL ENERGIA S.A

By: /s/ Wilson Ferreira, Jr.

Name: Wilson Ferreira, Jr.
Title: Chief Executive Officer (principal executive officer)

By: /s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer (principal financial officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CPFL Energia S.A.

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil effective for the year ended December 31, 2008, the financial statements for the year ended December 31, 2007, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, except for the Statement of Changes in Financial Position which was replaced, in accordance with Law 11638/07, by the Statement of Cash Flows for 2007. The consolidated financial statements for the year ended December 31, 2006, presented in conjunction with the December 31, 2008 and 2007 financial statements, have not been restated for the new accounting practices, as permitted by CPC Technical Pronouncement No. 13 – First Time Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08.

1

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CPFL Energia S.A. and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated on February 3, 2009, except as to note 33, which is as of June 17, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Campinas, Brazil
February 3, 2009, except as to note 33, which is as of June 17, 2009

2

Deloitte Touche Tohmatsu
Av. Dr. José Bonifácio Coutinho
Nogueira, 150 - 5 - Sala 502
13091-611 - Campinas - SP
Brasil
-
Tel: +55 (19) 3707-3000
Fax: +55 (19) 3707-3001
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo - SP, Brazil

We have audited the consolidated statements of operations, changes in shareholders equity and changes in financial position of CPFL Energia S.A. (a Brazilian corporation) and its subsidiaries (the Company) for the year ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Rio Grande Energia S.A. (an indirectly owned subsidiary), which statements reflect net revenues constituting 16.0% of consolidated total net revenues for the year ended December 31, 2006. Those financial statements were audited by other auditors whose unqualified report has been furnished to us. Our opinion, insofar as it relates to the amounts included in the consolidated statements referred to above for this consolidated indirectly owned subsidiary is based solely on the report of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the report of other auditors, the consolidated statements referred to above present fairly, in all material respects, the results of CPFL Energia S.A. and subsidiaries operations, the changes in shareholders equity and the changes in their financial position for the year ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 34 to the consolidated financial statements, effective December 31, 2006, the Company, changed its method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
June 28, 2007

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais – R$)

ASSETS	2008	2007

CURRENT ASSETS
Cash and cash equivalents (note 4)	737,847	1,106,308
Financial investments (note 5)	38,249	35,039
Accounts receivable (note 6)	1,721,028	1,817,788
Allowance for doubtful accounts (note 7)	(82,462)	(95,639)
Recoverable taxes (note 8)	174,294	181,754
Materials and supplies	15,594	14,812
Deferred cost variations (note 3)	638,229	532,449
Prepaid expenses (note 9)	101,882	202,721
Derivatives (note 31)	36,520	995
Deferred taxes (note 10)	220,144	168,485
Other (note 11)	110,793	111,352

	3,712,118	4,076,064

NONCURRENT ASSETS
Accounts receivable (note 6)	286,144	215,014
Escrow deposits (note 20)	599,973	498,044
Financial investments (note 5)	96,786	97,521
Recoverable taxes (note 8)	101,948	99,947
Deferred cost variations (note 3)	157,435	205,894
Prepaid expenses (note 9)	99,210	43,111
Derivatives (note 31)	396,875	-
Deferred taxes (note 10)	1,132,736	1,166,208
Other credits (note 11)	221,330	231,820
Property, plant and equipment (note 12)	6,614,347	5,983,806
Intangible assets (note 13)	2,700,136	2,855,925
Other	124,134	124,647

	12,531,054	11,521,937

TOTAL ASSETS	16,243,172	15,598,001

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2008	2007

CURRENT LIABILITIES
Suppliers (note 14)	982,344	867,954
Taxes and payroll charges payable (note 19)	464,339	604,102
Dividends and interest on shareholders’ equity	632,087	743,628
Accrued interest on loans and financing (note 15)	29,081	59,135
Accrued interest on debentures (note 16)	102,112	71,524
Post-retirement benefit obligation (note 17)	44,088	64,484
Regulatory charges (note 18)	94,054	68,696
Loans and financing (note 15)	523,167	862,156
Debentures (note 16)	580,076	154,617
Accrued liabilities	46,244	43,987
Deferred gain variations (note 3)	165,871	230,038
Derivatives (note 31)	53,443	18,541
Reserve for contingencies (note 20)	15	765
Other (note 21)	524,898	427,723

	4,241,819	4,217,350

NONCURRENT LIABILITIES
Suppliers (note 14)	85,311	223
Accrued interest on loans and financing (note 15)	74,104	26,057
Loans and financing (note 15)	3,836,882	2,859,379
Debentures (note 16)	2,026,890	2,208,472
Post-retirement benefit obligation (note 17)	508,194	656,040
Taxes and social contribution payable (note 19)	6,445	16,529
Reserve for contingencies (note 20)	107,642	116,412
Deferred gain variations (note 3)	40,779	68,389
Derivatives (note 31)	961	171,013
Other (note 21)	207,194	219,492

	6,894,402	6,342,006

MINORITY INTEREST	88,332	88,129
SHAREHOLDERS’ EQUITY (note 22)
Common stock (without par value, 2008 and 2007 - 479,910,938 shares issued and outstanding)	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	277,428	213,643
Accumulated deficit	-	(4,318)

	5,018,619	4,950,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,243,172	15,598,001

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2008	2007	2006

OPERATING REVENUES (note 23)
Electricity sales to final consumers	12,294,614	12,355,216	10,899,280
Electricity sales to wholesalers	948,339	682,942	500,529
Other revenues	1,128,960	1,169,226	827,243

	14,371,913	14,207,384	12,227,052

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(48,446)	(52,250)	(42,904)
ICMS (state VAT)	(2,440,661)	(2,477,084)	(2,165,696)
COFINS/PIS (taxes on revenue)	(1,307,592)	(1,347,865)	(1,100,178)
ISS (service tax)	(2,971)	(1,749)	(1,209)
Fuel Consumption Account - CCC	(365,447)	(425,860)	(554,275)
Energy Development Account - CDE	(408,979)	(398,427)	(370,182)
Research and development and energy efficiency	(92,008)	(94,565)	(77,605)
Emergency charges (ECE/EAEE)	(1)	(49)	(3,053)

	(4,666,105)	(4,797,849)	(4,315,102)

NET OPERATING REVENUES	9,705,808	9,409,535	7,911,950

OPERATING COSTS
Electricity purchased for resale (note 24)	(4,787,672)	(4,052,280)	(3,419,197)
Electricity network usage charges (note 24)	(903,788)	(702,781)	(774,077)
Personnel	(298,725)	(263,169)	(242,678)
Post-retirement benefit obligation (note 17)	84,151	46,887	7,470
Materials	(51,660)	(49,664)	(39,189)
Outside services	(135,121)	(134,045)	(111,177)
Depreciation and amortization	(339,809)	(341,492)	(297,482)
Services cost rendered to third parties	(7,457)	(6,441)	(21,394)
Other	(53,028)	(35,961)	(12,638)

	(6,493,109)	(5,538,946)	(4,910,362)

OPERATING EXPENSES (note 25)
Sales and marketing	(246,461)	(428,053)	(244,231)
General and administrative	(385,172)	(353,904)	(314,409)
Amortization of intangible assets	(192,029)	(176,306)	(151,844)
Other	(53,017)	(65,070)	(19,387)

	(876,679)	(1,023,333)	(729,871)

OPERATING INCOME	2,336,020	2,847,256	2,271,717

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais – R$, except for share and per share amounts)

(Continued)

	2008	2007	2006

FINANCIAL INCOME (EXPENSE) (note 26)
Financial income	643,291	499,342	597,894
Financial expense	(1,057,612)	(874,048)	(748,357)

	(414,321)	(374,706)	(150,463)

NONOPERATING INCOME (EXPENSE)	-	-	73,877
Nonoperating income	-	-	(24,040)

Nonoperating expense	-	-	49,837

INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	1,921,699	2,472,550	2,171,091

Social contribution tax (note 10)	(168,957)	(232,104)	(187,818)

Current tax	(177,629)	(202,083)	(172,998)
Deferred tax	8,672	(30,021)	(14,820)

Income tax (note 10)	(467,281)	(594,525)	(546,445)

Current tax	(488,671)	(560,363)	(477,036)
Deferred tax	21,390	(34,162)	(69,409)

INCOME BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	1,285,461	1,645,921	1,436,828
Extraordinary item, net of taxes of R$ 16,729 for 2006 (note 17)	-	-	(32,559)
Minority interest	(9,769)	(5,194)	(173)

NET INCOME	1,275,692	1,640,727	1,404,096

NUMBER OF SHARES OUTSTANDING AT
YEAR END	479,910,938	479,910,938	479,756,730

EARNINGS PER SHARE	2.658	3.418	2.927

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais – R$, except for share)

							Changes in the number of

	Common Stock	Treasury shares	Capital Reserves	Profit reserves	Accumulated deficit	Total Shareholder’s equity,	Treasury Shares	Common shares	Total shares

Balance as of December 31, 2005	4,734,790	(8)	-	61,266	-	4,796,048	817	479,755,913	479,756,730

Treasury shares	-	8	-	-	-	8	(817)	817	-
Capital reserves	-		16	-	-	16	-	-	-
Net income	-	-	-	-	1,404,096	1,404,096	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	70,205	(70,205)	-	-	-	-
- Interim dividend	-	-	-	-	(611,981)	(611,981)	-	-	-
- Dividend proposed	-	-	-	-	(721,910)	(721,910)	-	-	-

Balance as of December 31, 2006	4,734,790	-	16	131,471	-	4,866,277	-	479,756,730	479,756,730

Adjustment of initial compliance with Law
No 11,638	-	-	-	-	(1,609)	(1,609)	-	-	-
Capital increase	6,385	-	-	-	-	6,385	-	154,208	154,208
Net income	-	-	-	-	1,640,727	1,640,727	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	82,172	(82,172)	-	-	-	-
- Interim dividend	-	-	-	-	(842,375)	(842,375)	-	-	-
- Dividend proposed	-	-	-	-	(718,889)	(718,889)	-	-	-

Balance as of December 31, 2007	4,741,175	-	16	213,643	(4,318)	4,950,516	-	479,910,938	479,910,938

Net income	-	-	-	-	1,275,692	1,275,692	-	-	-
Lapsed dividend	-	-	-	-	92	92	-	-	-
Allocation of income:
- Statutory reserve	-	-	-	63,785	(63,785)	-	-	-	-
- Interim dividend	-	-	-	-	(601,576)	(601,576)	-	-	-
- Dividend proposed	-	-	-	-	(606,105)	(606,105)	-	-	-

Balance as of December 31, 2008	4,741,175	-	16	277,428	-	5,018,619	-	479,910,938	479,910,938

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais – R$)

	2008	2007

NET INCOME FOR THE PERIOD, INCLUDING INCOME TAX AND SOCIAL CONTRIBUTION	1,911,930	2,467,356

ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Non-controlling shareholders' interest	9,769	5,194
Depreciation and amortization	564,924	548,161
Reserve for contingencies	(16,884)	9,350
Interest and monetary restatement	672,297	548,696
Post-retirement benefit obligation	(84,151)	(46,887)
Loss on disposal of noncurrent assets and participation in subsidiaries	30,400	24,288
Deferred taxes (PIS and COFINS)	(12,968)	(1,690)
Other	1,358	8,999

DECREASE (INCREASE) IN OPERATING ASSETS
Accounts receivable	12,453	311,155
Recoverable taxes	36,343	31,785
Deferred cost variations	(57,321)	109,704
Escrow deposits	(50,525)	(400,547)
Other	42,068	(70,250)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	199,478	(17,749)
Taxes and social contributions paid	(749,127)	(668,454)
Other taxes and social contributions	(50,711)	(47,407)
Deferred gain variations	(91,777)	57,451
Post-retirement benefit obligation	(84,091)	(93,226)
Interest on debts – paid	(544,381)	(508,486)
Regulatory charges	25,358	(39,162)
Other	112,827	107,827

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,877,269	2,336,108

INVESTING ACTIVITIES
Purchase of interest in subsidiaries, net of cash	-	(383,816)
Decrease (increase) in investments on subsidiaries	(1,457)	271
Increase in property, plant and equipment	(1,098,081)	(1,045,077)
Financial investments	74,041	(17,971)
Special obligations	57,518	65,917
Additions to other intangible assets	(79,823)	(108,308)
Additions to deferred charges	-	12,076
Proceeds from sale of permanent assets	28,325	24,091
Other	(4,935)	(28,378)

NET CASH USED IN INVESTING ACTIVITIES	(1,024,412)	(1,481,195)

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais – R$)

		(Continued)
	2008	2007

FINANCING ACTIVITIES
Loans and financing obtained	2,171,535	2,551,090
Payments of loans and financing	(2,073,543)	(1,451,590)
Advance energy sale agreements	2,004	-
Advances for future capital increase	-	82,597
Dividends and interest on shareholder’s equity paid	(1,323,483)	(1,560,952)
Intercompany loans to subsidiaries and associated companies	2,169	-
Other	-	-

NET CASH USED IN FINANCING ACTIVITIES	(1,221,318)	(378,855)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .	(368,461)	476,058
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,106,308	630,250

CASH AND CASH EQUIVALENTS — END OF YEAR	737,847	1,106,308

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Advances for future capital increase through assumption of debt	-	202,728
Reinvested dividends of subsidiaries	-	100,641
Lapsed dividend	4,610	-
Acquisition of participations:
Assets acquired, including goodwill	-	605,998
Liabilities assumed	-	(191,897)
Purchase price	-	414,101
Cash acquired	-	(30,285)
Purchase price, net of cash acquired	-	383,816

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SOURCE AND USE OF FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands of Brazilian reais – R$)

2006

SOURCES OF FUNDS
From operations:
Net income	1,404,096
Items not affecting working capital:
Extraordinary tariff adjustment — monetary restatement	(124,952)
Other regulatory assets	415
Amortization of goodwill and depreciation of property, plant and equipment	474,714
Long-term monetary and exchange variations	(10,157)
Losses (gains) on changes in interest in subsidiaries	(62,747)
Gains (losses) on disposal of property, plant and equipment	17,336
Deferred taxes - Assets and liabilities	90,064
Post-retirement benefit obligation	39,597
Reserve for contingencies	(86,117)
Minority interest	173
Financial compensation — Tariff increase	(10,402)
Unrealized losses on derivatives	22,845
Research and Development and Energy Efficiency Programs	10,863
Other	(1,837)

Total from operations	1,763,891

From third parties:
Long-term financing and debentures	2,080,081
Transfer from noncurrent to current assets	692,424
Special obligations	56,209
Increase in noncurrent net assets due to acquisition of subsidiary	63,653
Sale of permanent assets	4,618
Net transfers from noncurrent to current – CVA	144,470
Sale of equity interest	89,899
Other	3,882

3,135,236

Total sources	4,899,127

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SOURCE AND USE OF FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands of Brazilian reais – R$)

(Continued)

2006

USES OF FUNDS
Purchase of interest in subsidiaries	627,327
Increase in property, plant and equipment	797,235
Transfer from long-term to current liabilities	1,705,597
Dividends and interest on shareholders’ equity	1,333,995
Transfer from current to noncurrent assets	65,058
Additions to deferred charges	12,622
Financial investments	26,996
Escrow deposits	38,171
Other	12,682

4,619,683

INCREASE IN WORKING CAPITAL	279,444

REPRESENTED BY
Current assets:
At beginning of year	3,770,291
At year end	3,695,728

(74,563)
Current liabilities:
At beginning of year	4,139,282
At year end	3,785,275

(354,007)

INCREASE IN WORKING CAPITAL	279,444

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ADDED VALUE
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais – R$)

	2008	2007

REVENUES	15,365,113	15,346,867

Operating revenues	14,371,913	14,207,384
Revenues related to the construction of own assets	1,030,585	1,196,752
Allowance for doubtful accounts	(36,585)	(47,534)
Provision for losses on regulatory assets	(800)	(9,735)
INPUTS	(7,877,711)	(7,185,781)

Cost of electric energy	(6,253,105)	(5,224,347)
Material	(571,158)	(685,979)
Outsourced services	(741,078)	(762,485)
Other	(305,657)	(507,303)
Cost of services provided to third parties	(6,713)	(5,667)

GROSS ADDED VALUE	7,487,402	8,161,086

RETENTIONS	(587,502)	(563,937)

Depreciation and amortization	(395,473)	(387,631)
Amortization of intangible asset of concession	(192,029)	(176,306)

NET ADDED VALUE	6,899,900	7,597,149

ADDED VALUE RECEIVED IN TRANSFER	481,958	404,384

Financial Income	491,727	409,578
Interest of non-controlling shareholders	(9,769)	(5,194)

ADDED VALUE TO BE DISTRIBUTED	7,381,858	8,001,533

PERSONNEL	416,226	393,112

Direct Remuneration	361,822	324,552
Benefits	22,797	43,545
Government severance indemnity fund for employees - F.G.T.S.	31,607	25,015
TAXES, FEES AND CONTRIBUTIONS	4,756,606	5,231,875

Federal	2,306,866	2,747,899
State	2,442,550	2,467,794
Municipal	7,190	16,182
REMUNERATION ON THIRD PARTIES’ CAPITAL	933,334	735,819

Interest	924,891	739,405
Rental	9,436	7,262
Other	(993)	(10,848)
REMUNERATION ON OWN CAPITAL	1,275,692	1,640,727

Dividends	1,207,681	1,561,264
Retained earnings	68,011	79,463

	7,381,858	8,001,533

CPFL ENERGIA S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 234 municipalities in the interior of São Paulo State, serving approximately 3.5 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 27 municipalities in the interior and coastal areas of São Paulo State, serving approximately 1.4 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz

Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 174 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015, and may be extended for a further 20 years. The Company holds 99.99% of the total capital of CPFL Santa Cruz.

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) is a publicly quoted corporation and public electric energy service concessionaire, operating principally in the distribution of energy in the northern and northeastern regions of the State of Rio Grande do Sul, serving 262 municipalities and approximately 1.2 million consumers. The main municipalities include Passo Fundo and Caxias do Sul. Its concession term ends in 2027, which may be extended for a further 30 years. The Company directly holds 100% of the capital of RGE.

Indirect interests:

Companhia Paulista de Energia Elétrica

Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 49 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 96.56% of the capital of CPFL Leste Paulista.

Companhia Jaguari de Energia

Companhia Jaguari de Energia (“CPFL Jaguari”) is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 31 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of CPFL Jaguari.

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 68 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 87.80% of the capital of CPFL Sul Paulista.

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa (“CPFL Mococa”) is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 40 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 89.75% of the capital of CPFL Mococa.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, operating in the energy generation business as a public utilities concessionaire and participating in the capital of other companies. It owns 19 small hydropower plants (“PCHs”) and 1 thermal power plant, with total installed capacity of 118.6 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins River in the State of Goiás. The concession and operation of the Hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured CPFL Geração of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). CPFL Geração also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

Indirect interests:

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”) is a limited liability company and owns four PCHs, in the State of Rio Grande do Sul. The total power of the PCHs is 2.65 MW, with average assured energy of 2.45 MW. The subsidiary CPFL Geração holds 100% of CPFL Sul Centrais Elétricas’ capital.

BAESA - Energética Barra Grande S.A. (jointly-controlled)

BAESA – Energética Barra Grande S.A. (“BAESA”) is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A. (jointly-controlled)

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the Canoas River in the State of Santa Catarina), with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN’s total capital.

CERAN - Companhia Energética Rio das Antas S.A. (jointly-controlled)

The objective of CERAN - Companhia Energética Rio das Antas (“CERAN”), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants (located on the State of Rio Grande do Sul) with planned installed capacity of 360 MW. The Monte Claro Hydropower Plant started operating in December 2004, the Castro Alves plant in March 2008 and 14 de Julho in December 2008. The concession terminates in 2036, and may be extended depending on the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 65.00% of CERAN’s capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. (“Paulista Lajeado”), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.91% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement in proportion with their participations in the consortium, entitling them to the respective portions of the plant’s assured energy. The portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado’s concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 2,115 MW. This capacity, together with the installed capacity of the subsidiaries of CPFL Jaguariúna will provide a total consolidated installed capacity of 2,202 MW. These projects are:

Foz do Chapecó Energia S.A. (jointly-controlled)

The objective of Foz do Chapecó Energia S.A. (“Foz do Chapecó”), a private corporation, is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 51.00% of the capital of Foz do Chapecó.

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A. (“CPFL Bioenergia”), previously Makelele Participações S.A. (“Makelele”), a private corporation, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw. On August 15, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. Investment of around R$ 100 million is planned for the project and it is scheduled to start operating in April 2010. CPFL Geração holds 100% of CPFL Bionergia’s capital.

1.3 – Commercialization and service activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and strategic, institutional and financial advisory services for buyers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized by ANEEL to act as an electric energy retail agent in the ambit of the Electric Energy Trading Chamber (“CCEE”). The Company holds 100% of CPFL Brasil's capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“CPFL Meridional”) is a limited liability company, in order to sell and provide consultancy services in the electric energy field. It is authorized by Agência Nacional de Energia Elétrica “ANEEL” to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

CPFL Comercialização Cone Sul S.A.

CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) is a private corporation, and its objective is to sell energy. It is authorized to act as electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Cone Sul.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. (“Sul Geradora”) is a private corporation with the main purpose of participating in the capital of other companies as a shareholder, quota-holder or in any other capacity. The subsidiary CPFL Brasil holds 99.95% of the capital of Sul Geradora.

CPFL Planalto Ltda.

The objective of CPFL Planalto Ltda (“CPFL Planalto”), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Jaguariúna holds 100% of CPFL Planalto's capital.

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The main objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A (“CPFL Serviços”), a private corporation, is the manufacture, commercialization, rental and maintenance of electrical and hydraulic equipment in general, and providing maintenance, electrical installation and other services. The subsidiary CPFL Jaguariúna holds 89.81% of the capital of CPFL Serviços.

CPFL Atende Centro de Contatos e Atendimento Ltda.

CPFL Atende Centro de Contatos e Atendimento Ltda (“CPFL Atende”), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - URA. The initial objective is to provide services to group companies, and subsequently to other companies. The Company holds 100% of CPFL Atende’s capital.

1.4 –Other Participation Companies

Perácio Participações S.A.

The objective of Perácio Participações S.A. (“Perácio”), a private corporation, is participation in other companies. It currently owns 100% of the capital of CPFL Jaguariúna. The Company holds 100% of Perácio's capital.

Chumpitaz Participações S.A.

The objective of Chumpitaz Participações S.A. (“Chumpitaz”), a private corporation, is participation in other companies, besides it doesn’t have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”) is a private corporation and was set up with the main objective of acting as a holding company, and holds direct and indirect shares in public utilities companies that provide generation, distribution and sale of electric energy services. Perácio holds 100% of CPFL Jaguariúna's capital.

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia (“Jaguari Geração”) is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently holds 59.93% of the capital of Paulista Lajeado. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of Jaguari Geração.

2007’s Restructuring transactions and acquisitions

RGE restructuring transactions

In 2007, several restructuring transactions were made in order to allow RGE to become a wholly-owned subsidiary of CPFL Energia. Those transactions are described below:

  Transfer of share control from CPFL Paulista to CPFL Serra:

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

  Merger of the indirect subsidiary CPFL Serra by RGE:

  On September 18, 2007, ANEEL approved the merger of CPFL Serra by the subsidiary RGE. The merged company was therefore terminated, and the subsidiary RGE succeeded to its assets, rights and obligations. The main objective of the merger was to simplify the group's corporate and administrative structures. All RGE's balances and transactions are directly reflected in the financial statements of the Company and this restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

  RGE’s minority shareholders acquisition (merger of shares)

  On December 18, 2007, the Company approved the merger of RGE shares held by the minority shareholders, converting it into a wholly-owned subsidiary. This merger resulted in a capital increase of R$ 6,385 in the Company, through the issuing of 154,208 common shares. The goodwill recorded in this transaction was R$ 3,150.

Merger of Nova 4 by CPFL Santa Cruz

The merger of the subsidiary Nova 4 by the subsidiary CPFL Santa Cruz was authorized by ANEEL and approved on November 14, 2007. The subsidiary CPFL Santa Cruz succeeded to Nova 4 assets, rights and obligations. All CPFL Santa Cruz's balances and transactions are directly reflected in the financial statements of the Company. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

Merger of CPFL Centrais Elétricas and SEMESA by CPFL Geração

The merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA by the parent company CPFL Geração was authorized by ANEEL and Banco Nacional de Desenvolvimento Econômico Social – BNDES, and approved on March 30, 2007. The merged companies were therefore terminated, and the subsidiary CPFL Geração succeeded to their assets, rights and obligations. Analysis of the financial statements as of December 31, 2007 should take into account the effects of the merger of these investments as from January 1, 2007. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

Foz do Chapecó – Corporate Reorganization

The corporate reorganization of Foz do Chapecó, as authorized by ANEEL, was approved on July 16, 2007, and resulted in termination of the Foz do Chapecó Consortium (“CEFC”) and in Chapecoense Geração S.A. (“Chapecoense”) becoming a Foz do Chapecó shareholder. However, the restructuring maintained the partners’ participation in the project (51% of the subsidiary CPFL Geração) now directly in Foz do Chapecó. This restructuring had no effect on the Company’s shareholders equity or results of operation on the date of the restructuring.

CPFL Jaguariúna acquisition

In June 2007, the Company signed the final purchase agreement with CMS Electric & Gas, LLC to acquire the equity interest of CPFL Jaguariúna (former CMS Brasil). The acquisition was made through the subsidiary Peracio that acquired 100% of CPFL Jaguariúna’s total capital. This transaction was approved by ANEEL in June 2007. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs. The goodwill recorded in this acquisition amounted to R$ 142,793.

2008’s Restructuring transactions

CPFL Santa Cruz

The Company received R$ 39,997 on July 15, 2008 in relation to reduction of the capital of CPFL Santa Cruz. The objective of the reduction was to adjust the capital structure to bring it into line with the other distributors in the group. The operation was approved at an Extraordinary General Meeting (“EGM”) held on June 26, 2008, and did not result in cancellation of shares.

Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737/2008, ANEEL approved corporate restructuring of the subsidiary CPFL Jaguariúna, comprising: i) the merger of Perácio by CPFL Jaguariúna; ii) total spin-off of CPFL Jaguariúna with transfer of the goodwill and the tax benefit to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração, and the remaining net equity (assets/liabilities), consisting basically of the investment in the subsidiaries, to the Company; and iii) capital reduction in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa of up to R$ 63,000. After conclusion of this transaction , the Company will hold direct control of the subsidiaries (see note 33).

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Provisional Measure nº 449/08, (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, prepared in accordance with Brazilian Accounting Principles. The Company made certain reclassifications, modifications and changes in terminology in order to conform more closely to reporting practices prevailing in the United States of America.

In 2008, pursuant to Law nº 11,638/07 (see note 2.1 below), Brazilian accounting principles adopted the Statement of Cash Flow to replace the Statement of Source and Use of Funds. The change applied retrospectively to January 1, 2007, so the Company is presenting a Statement of Cash Flow for the years ended December 31, 2008 and 2007. For the year ended December 31, 2006, the Company is presenting the Statement of Source and Use of Funds as previously issued.

2.1 Initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08

Law nº 11,638/07 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6,404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449/08 amended and added to certain aspects of that law and introduced the transition tax regime, among other measures.

The financial statements for the years ended December 31, 2008 and 2007 reflect, in all material respects, the changes proposed by Law nº 11,638/07 and Provisional Measure nº 449/08. In compliance with CVM Decision nº 565/08, which approved CPC 13 – Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08, the Company and its subsidiaries recorded the changes retroactively to January 1, 2007. Accordingly, the financial statements presented for the year ended December 31, 2007 have been amended to include the retroactive adjustments due to changes of accounting principles. The financial statements presented for the year ended December 31, 2006 have not been amended and are presented as originally issued.

The main changes foreseen in the law that involve adjustments to the financial statements of the Company and its subsidiaries, effective in 2008, are described below:

  Changes in the accounting practice for recording financial instruments, including derivatives, with the emphasis on recording at fair value when certain conditions are fulfilled, as foreseen by CPC 14 – “Financial Instruments” (Note 31).

  Introduction of the concept of finance and operating leasing, regulated by CPC 06 – “Leasing”, also incorporating into the property, plant and equipment those physical assets whose benefits, risks and control have been transferred to the Company.

  Provisional Measure nº 449/08 eliminated the deferred charges accounts, permitting amounts capitalized by December 31, 2008 to be written off, reclassified or maintained until fully amortized. From 2009, the deferral of costs is not allowed.

  A new group, “Intangible assets” encompassing rights in intangible assets maintained or used in the operation of the company’s business, including premiums, goodwill and the right to operate the concessions. CPC 04 – “Intangible assets” regulated the matter (Note 13).

  Law nº 11,638/07 eliminated the option of voluntary revaluation of assets, allowing companies to maintain balances until their actual realization or to revert it as of January 1, 2008. The practice of revaluation of assets was adopted only by the subsidiary RGE, which adjusted its financial statements for consolidation purposes. RGE’s management decided to change the accounting practice in order to align with the practice adopted by the Company.

  The Law replaced the Statement of Source and Use of Funds (DOAR) with the Statement of Cash Flow (DFC) and introduced the requirement to prepare a Statement of Added Value (DVA). The regulations for these statements were laid down by CPC 03 Statement of Cash Flow and CPC 09 Statement of Added Value, respectively.

  The Law created the requirement to perform a periodic review and analysis of the decrease in the recoverable value of the assets. The Company and its subsidiaries complied with the procedures laid down by CPC 01 – “Impairment of Assets”, which regulated the matter (Note 13),

The effects of the changes in accounting practices and reclassifications on the consolidated balance sheet as of December 31, 2008 and 2007 and for the income statement for the two years ended December 31, 2008 and 2007, when compared to financial statements presented according to the reporting practices prevailing in the United States of America as included in form 20-F, are shown below:

	Net income		Shareholders´ equity

	2008	2007	2007

Position prior to adoption of Law nº. 11,638	1,279,566	1,643,436	4,954,834
Adjustments:
- Derivative contracts	(61,165)	(11,544)	(12,816)
- Financial instruments measured at fair value through profit or loss	55,352	7,439	6,275
- Lease (*)	(56)	-	-
- Deferred taxes on adjustments above	1,995	1,396	2,223

Subtotal	(3,874)	(2,709)	(4,318)

Position after adoption of Law nº. 11.638	1,275,692	1,640,727	4,950,516

(*) This adjustment generated a reduction in property, plant and equipment of R$ 5,386, an increase of R$ 6,389 in the balance of other credits and an increase of R$ 1,139 in other accounts payable. The effect of PIS and Cofins on these adjustments is R$ 80.

	2008	2007

Reclassifications:
Assets - From "Financial investments" to "Cash and cash equivalents"	194,714	178,411
Assets - From "Other" to "Intangible assets"	34,103	53,475
Assets - From "Property, Plant and Equipment" to "Intangible assets"	239,273	236,767
Assets - From "Goodwill" to "Intangible assets"	2,426,760	2,565,683
Income - From "Non-operating income" to "Other operational expenses"	(27,295)	(30,647)

2.2 Summary of the Principal Accounting Practices

a) Cash and cash equivalents: Include cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at fair value.

b) Financial investments: Financial Investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or fair value. Short-term financial investments represent debt security held to maturity recognized at amortized cost and trading investments stated at fair value.

c) Accounts receivable: Include the supply of billed and unbilled electric energy to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts provided by the CCEE and balances related to regulatory assets of different kinds, recorded on the accrual basis.

d) Allowance for Doubtful Accounts: calculated based on an analysis of the Company’s receivable from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (including public sector entities) that are over 360 days past due. An allowance is also recorded based on an analysis of the balances of the larger consumers for which collection is considered doubtful and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.

e) Lease: Transactions that transfer the rights to use the assets from lessor to lessee, including the substantial transfer of the risks and benefits, are classified as finance leases. Other lease transactions are classified as operating leases.

For the lessee, finance lease obligations are measured by their fair value or present value of the minimum lease payments agreed.

For the lessor, lease transaction assets (accounts receivable) are measured by the value of the investments made.

The related gains or losses (difference between the income received and amortization of the investment recorded / financial charges) are appropriated to the result for the duration of the contract, based on the amortized cost method and the effective interest rate.

Rentals received from operating leases are recognized as operating revenue as incurred (accrual basis) during the contract period.

f) Property, plant and equipment: encompasses rights maintained or used in the operation of the Company’s business, including those rights received as a result of transactions that transfer to the Company the benefits, risks and control of such assets (financial leasing transactions).

Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs. The assets were restated until December 31, 1995 and are net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%, considering the estimated useful life of assets defined by ANEEL.

As established by specific legislation for Electric Energy Public Service, until December 2001, the administrative expenses under property, plant and equipment in progress could be capitalized by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. This criteria was changed from January 2002 to December 2007, when the administrative expenses could be capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. Starting in January 2008, as a consequence of a new change in such legislation, the criteria previously established until 2001 turned to be in place.

Significant improvements to property, plant and equipment are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred. The net results of disposals of fixed assets are recorded as part of other operating expenses.

g) Intangible assets: encompasses rights maintained or used in the operation of the Company’s business, including premiums, goodwill, the right to operate the concessions, software and rights of way.

Until December 31, 2008, the goodwill arising from the acquisitions of subsidiaries was amortized in proportion to the net income curves projected for the remaining term of the concession contract of each subsidiary, as determined by ANEEL. As this asset is classified as an intangible asset related to the granting of the concession, it has a predetermined useful life and will continue to be amortized in accordance with the criteria adopted by the Company and its subsidiaries.

Other intangible assets are only amortized if their useful lives can be reasonably estimated.

h) Impairment of assets: The recoverability of property, plant and equipment, intangible assets and deferred charges is tested at least annually, if there are indications that the asset may be impaired. The goodwill and the other intangible assets with indefinite useful lives are tested for impairment annually, independently of expectations of losses. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs related to the sale.

i) Monetary Restatement of Assets and Liabilities: Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates and adjusted to their present values, where applicable, when the related contractual rates are lower than the market terms.

j) Income Tax and Social Contribution: are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution. The subsidiaries also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are amortized in proportion to the projected net income for the remainder of the concession contract of each investee.

In compliance with the provisions of article 15 of Provisional Measure nº 449/08, which introduced the Transition Tax Regime – RTT for determination of taxable income, the Company and its subsidiaries decided to adopt the Transition Regime for the year ended December 31, 2008. This option will apply irreversibly to the two-year period 2008 – 2009, through filing of the Corporate Income Tax Return 2009.

k) Employee Pension Plans: The Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations to manage its pension funds (defined benefit and defined contribution) and other pension benefits of the its employees.

On December 13, 2000, the CVM enacted Resolution No. 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting for Employees’ Benefit Plans and establishing new accounting practices for computing, recording and disclosing the effects of employee benefit plans in Brazil. CVM Resolution No.371/2000 requires that companies record pension and post-retirement benefits on an accrual basis. In accordance with CVM Resolution No.371/2000, the Company elected to record the actuarial liabilities in excess of plan assets as of December 31, 2001 based on the projected unit credit method and amortized the effect over five years, up to December 31, 2006.

l) Reserves for contingencies: A reserve for contingencies is recognized by the Company’s management based on their assessment, evaluating the risks involved in lawsuits in which loss is considered probable and quantified based on economic grounds, as assessed by management and the legal counsel in legal opinions on the existing cases and other contingency-related facts known at the balance sheet dates. The reserve for contingencies is presented, net of its related escrow deposit pursuant to CVM Resolution No. 489.

m) Loans and financing and Debentures: Restated in accordance with the monetary and exchange variations, including charges when classified as financial liabilities at amortized cost, and recorded at their fair value, when classified as financial liabilities at fair value through profit or loss.

n) Derivatives: Up to December 31, 2006, the Company accounted for derivatives on an accrual basis. Starting on January 1, 2007, as a result of Law 11,638/07, derivatives are classified as financial assets or liabilities at fair value through profit or loss. The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts, as of January 1, 2007 are measured at fair value and the gains and losses are stated in financial income (expense) and, for all periods presented, the Company has not applied hedge accounting. The Company does not enter into derivative for speculative purposes.

o) Income: Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized based on tariffs that are regulated by ANEEL, when the electricity is provided. Unbilled revenue from the billing cycle through the end of each month is accrued based on the actual amount of energy provided during the month and the annualized energy loss rate. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Revenue from the sale of electricity generation is recorded based on assured energy provided at rates specified under contract terms or prevailing market rates. All revenues are presented in a gross basis and the taxes on revenues are presented as a “Deduction from Operating Revenues”.

No single customer accounted for 10% or more of the Company’s revenues for any of the three years 2008, 2007 and 2006. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

p) Estimates: The preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from those estimates. Management reviews such assumptions and estimates at least once a year.

q) Share and per share information: As required by Brazilian accounting principles, share and per share information refers to the historical number of shares effectively outstanding at the balance sheet date. Earnings per share are determined by dividing the Company’s net income for the year by the number of shares outstanding at year-end.

2.3 Consolidation Principles

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

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Serra (up to June 30, 2007), RGE (as of July 1, 2007), Nova 4 (up to October 30, 2007), CPFL Santa Cruz (as of November 1, 2007), CPFL Geração, CPFL Brasil, Chumpitaz, Perácio and CPFL Atende. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated. Additionally, the accounting principles of the subsidiaries are consistent with those used by the Company, in accordance with initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08 (see Note 2.1) .

The Company's subsidiaries, by segment, are as follows:

		2008		2007

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz.	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	99.99	-
Rio Grande Energia S.A.	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica	Full	-	96.56	-	96.56
Companhia Jaguari de Energia	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia	Full	-	87.80	-	87.80
Companhia Luz e Força Mococa	Full	-	89.75	-	89.75
Energy Generation
CPFL Geração de Energia S.A	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
CPFL Bioenergia S.A	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A.	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services
CPFL Comercialização Brasil S.A	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A	Full	-	100.00	-	100.00
Sul Geradora Participações S.A	Full	-	99.95	-	99.95
CPFL Planalto Ltda	Full	-	100.00	-	100.00
CPFL Atende Centro de Contatos e Atendimento Ltda	Full	100.00	-	-	-
CPFL Serviços, Equipamentos, Indústria e Comércio S.A	Full	-	89.81	-	89.81
Holding Company
Perácio Participações S.A	Full	100.00	-	100.00	-
Chumpitaz Participações S.A.	Full	100.00	-	100.00	-
CPFL Jaguariúna S.A	Full	-	100.00	-	100.00
Companhia Jaguari de Geração de Energia	Full	-	90.15	-	90.15

3. REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

Assets
Accounts receivable (note 6)
RTE — Extraordinary tariff adjustment	328	3,448	-	456
Free energy	457	1,924	145	480
Tariff review	-	14,590	-	-
Discounts TUSD (*) and irrigation	34,510	64,235	7,451	19,637
Other financial components	6,694	1,769	364	95

	41,989	85,966	7,960	20,668
Deferred cost variations
Parcel "A"	234,659	343,233	1,648	167,716
CVA (**)	403,570	189,216	155,787	38,178

	638,229	532,449	157,435	205,894
Prepaid expenses (note 9)
Increase in PIS and COFINS	258	25,097	-	-
Energy surpluses and shortages	43,069	81,704	55,404	28,605
Discounts TUSD – Generation	3,504	-	-	-
Low income consumers' subsidy - Losses	41,050	55,967	33,337	-
Other financial components	6,225	21,211	211	42

	94,106	183,979	88,952	28,647
Liabilities
Suppliers (note 14)
Free energy	(29,216)	(35,609)	-	(223)
Deferred gains variations
Parcel "A"	(15,360)	(9,668)	-	(4,890)
CVA	(150,511)	(220,370)	(40,779)	(63,499)

	(165,871)	(230,038)	(40,779)	(68,389)
Other liabilities (note 21)
Tariff review	(34,034)	-	(659)	-
Discounts TUSD and irrigation	(752)	-	(45)	-
Refund to consumer - IRT recalculated	-	(26,213)	-	-
Increase in PIS and COFINS	(124,888)	(113,964)	-	-
Energy surpluses and shortages	(59,098)	(130)	-	(12)
Low income consumers' subsidy - Gains	(13,092)	(8,553)	(61)	(71)
Other financial components	(16,573)	(1,500)	(606)	(54)

	(248,437)	(150,360)	(1,371)	(137)

Total	330,800	386,387	212,197	186,460

(*)	Network Usage Charge – TUSD
(**)	Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

a.1) Extraordinary Tariff Adjustment (RTE)

Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

Due to the end of the period stipulated for recovery of RTE, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of RTE in June 2005, December 2004 and December 2006, respectively.

The RTE balance for this year relates to the indirect subsidiary CPFL Sul Paulista, which recorded a provision for losses of R$ 2,659, based on the projections of estimated income, considering the growth in its market and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of RTE by CPFL Sul Paulista is January 2009.

a.2) Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

As a result of the end of the term for collection of RTE in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded Free Energy losses of R$ 135,545 and R$ 53,210, respectively. The asset was written off against the Other Operating Expenses - Sales and the liability was written off in Other Operating Income, having no effects on the net income of the subsidiaries. The subsidiary CPFL Sul Paulista established a provision for losses on free energy of R$ 2,148. As this will be passed on to the generators, a provision for the same amount was recorded in liabilities, without effects on the net income (loss).

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of December 31, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 7,670. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already ended.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel “A” beginning in January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel “A” will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. Accordingly, the process of refunding consumers by offsetting against tariffs commenced after ratification, as of October 2008. The remaining liability at the end of the year was R$ 8,197.

The changes in the balances related to RTE, Free Energy and Parcel “A”, are shown below:

		Free Energy (2)		Parcel "A"

	RTE (1)	Asset	Liability	Net (3)

Ratified Amount	925,347	374,639	(355,579)	231,029
Monetary restatement	728,540	291,780	(289,791)	427,136
Losses	(152,090)	(194,256)	188,755	-
Provision for losses	(2,659)	(9,818)	2,148	-
Amount amortized	(1,498,810)	(461,743)	425,251	(437,218)

Balances to be Amortized as of
December 31, 2008	328	602	(29,216)	220,947

(1)	ANEEL resolutions nº 480/02, 481/02 and 01/04.
(2)	ANEEL resolutions nº 483/02 and 01/04.
(3)	ANEEL resolutions nº 482/02 and 01/04.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for the subsidiary RGE and on October 23, 2007 for the subsidiary CPFL Piratininga, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A total	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B total	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required, net	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Energy surpluses and shortages	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	34	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	-
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	255	50	349	129	1,064	(3,867)	1,067

Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.38%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

Through Ratification Resolution No. 716, of October 21, 2008, ANEEL amended the provisional result of the 2007 periodic tariff view for the subsidiary CPFL Piratininga, due to the provisional incorporation of one of the methodological improvements submitted to the Public Hearing process AP 52/2007, relating to the increase in the percentage of irrecoverable income from 0.5% to 0.6% . Additionally, the income recorded was amended as a result of the use of tariffs without discounts in the composition of the verified income, in order to align to the methodology adopted by ANEEL for the second tariff review cycle. As a result of these changes, the tariff adjustment changed from -10.94% to -11.76%, without alteration of the Xe factor, which was provisionally maintained at 0.73% .

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to energy surpluses and shortages (see Note 3c.5). See also note 33 about the second cycle of tariff reviews final approval for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista.

b.2) 2008 Tariff Adjustments

Through Ratification Resolution No. 717, of October 21, 2008, ANEEL established the annual tariff adjustment for the subsidiary CPFL Piratininga at an average percentage of 16.54%, composed as follows: 10.92% in relation to the annual tariff adjustment and 5.62% in relation to the financial components external to the annual adjustment.

The average percentage adjustment to be applied for captive consumers is 15.03% .

The adjustment authorized by ANEEL comprises the following items:

CPFL
Piratininga

Verified Revenue	2,029,124

Sector Charges	304,080
Purchase of Electric Energy	1,083,246
Energy Transmission	237,569

Parcel A	1,624,895
Parcel B	625,758

Income Required (Parc. A + B)	2,250,653
(-) Other Income	-

Income Required, net	2,250,653

Financial Components	126,610

CVA	56,400
Energy surpluses and shortages	(11,439)
Advances	33,069
Discount on TUSD	14,834
Connection and Frontier Charges	42,248
Parcel "A" liability to be offset	(9,847)
Other components	1,345

Financial Repositioning	10.92%
Financial Components	5.62%
Total Repositioning	16.54%

A Xe factor of 0.73% was also provisionally applied as a reduction factor for Parcel B in the 2008 tariff adjustment. The energy surpluses and shortages financial component was also provisionally taken into consideration (see 3c.5).

c) Financial components

c.1) Tariff review

CPFL Paulista

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first Periodic Tariff Review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, including the effects of PIS and COFINS, which is being offset in the 2007 tariff adjustment.

CPFL Piratininga

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the subsidiary CPFL Piratininga remuneration base.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset in “Consumers, Concessionaires and Licensees” of R$ 26,970 in 2006, including PIS and COFINS, amortized until October, 2007.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga first tariff Review, making it final.

CPFL Santa Cruz

In line with the principal of reasonable tariffs and the economic and financial equilibrium of the concession contract, in February 2004, during the first tariff review cycle, ANEEL ruled that the Parcel “B” differences in the approved percentage would be added to the Parcel “B” of subsequent tariff adjustments for the subsidiary CPFL Santa Cruz. Accordingly, in January 2008, the subsidiary recorded the last portions of the deferral and amortization in relation to this financial component.

As mentioned in Note 3b.1, the 2008 tariff review for the subsidiary CPFL Santa Cruz was established on a provisional basis. However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review (note 33). Accordingly, in order to reflect the effects of the Remuneration Base and “Reference Company” for the appropriate accrual period, the subsidiary CPFL Santa Cruz recorded a liability to consumers of R$ 3,374, set against a reversal of income.

RGE

As mentioned in Note 3b.1, in 2008, ANEEL provisionally established the result of the second tariff review cycle of the subsidiary RGE, while definition of its Remuneration Base remains pending. In the light of discussions and preliminary figures produced by the regulatory agency, the subsidiary conservatively recorded a provision (reversal of income) of R$ 25,961, in relation to the effects on the 2008 financial statements. The subsidiary will continue to discuss the matter with the regulatory agency and will make the final adjustment after ratification of the final result, expected in the next tariff adjustment (April 2009).

CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista

As mentioned in Note 3b.1, the 2008 tariff review of the subsidiaries CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista was established on a provisional basis (note 33). However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review. Accordingly, in order to reflect the effects of the “Reference Company” for the appropriate accrual period, the subsidiaries recorded a liability to consumers of R$ 5,358, set against a reversal of income.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and on irrigation and hydroculture activities.

As of the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the amount taken into consideration in this tariff review and the amount actually realized is calculated monthly and will be taken into consideration in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	2008				2007

	Ratified		Not Ratified		Ratified		Not Ratified

	2008	2007	2008	Total	2007	2006	2007	Total

Itaipu pass-through	(67,922)	23,102	(77,745)	(122,565)	(48,260)	(406)	(120,173)	(168,839)
Electric Energy Costs	68,080	(33,937)	174,732	208,875	116,741	1,193	55,068	173,002
Proinfa	7,966	(3,614)	(9,463)	(5,111)	7,099	193	(4,112)	3,180
CCC	10,181	26,619	68,742	105,542	(44,644)	255	(10,572)	(54,961)
Transmission from Itaipu	(40)	262	3,546	3,768	(977)	72	(1,498)	(2,403)
Basic Network	4,594	(2,771)	25,886	27,709	(426)	(5,020)	(4,975)	(10,421)
ESS	21,183	1,224	126,981	149,388	320	235	(9,263)	(8,708)
CDE	2,253	(3,354)	1,562	461	7,971	330	4,356	12,657
Financial Offsetting	7	(7)	-	-	27	(9)	-	18

	46,302	7,524	314,241	368,067	37,851	(3,157)	(91,169)	(56,475)

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 21).

c.5) Energy surpluses and shortages

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from energy surpluses and shortages will be passed on to the tariffs, limited to 3% of the energy load requirement. Additionally, in the light of the provisions of REN nº 255/2007, ANEEL established that short-term energy shortfalls should also be treated in accordance with the energy surpluses and shortages pass-through methodology.

In the review and tariff adjustment processes, respectively, of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL provisionally recalculated the tariff pass-throughs for energy surpluses and shortages, as of December 31, 2007.

On analyzing the process, the subsidiaries reviewed their procedures and made the accounting adjustments in relation to the energy supply agreement with the subsidiary CPFL Brasil. In this context, and conservatively, until completion of the final tariff review and tariff adjustment process, the subsidiaries made the following accounting entries in fiscal year 2008:

a) The distributors recorded a provision for accounts receivable from the subsidiary CPFL Brasil of R$ 61,438, set against energy revenues, energy cost and financial income, amounting to R$ 22,683, R$ 30,307 and R$ 8,448, respectively. This resulted in a provision for reduction of the energy surpluses and shortages asset of R$ 33,092, a provision of R$ 23,691 for the energy surpluses and shortages liability and a net CVA liability of R$ 1,270, set against the energy cost of R$ 52,989 and financial expense of R$ 5,064;

b) For the subsidiary CPFL Brasil, recording of a provision for accounts payable of R$ 61,438, set against the reversal of the energy supply income and financial expense of R$ 52,990 and R$ 8,448, respectively.

Conservatively, and in order to fully cover the amounts approved by the Regulatory Agency, the distributors also recorded in 2008 provisions for realization of assets and provisions for liabilities related to energy surpluses and shortages, relating to seasonal effects and losses, as provisionally established by ANEEL, reflecting the following accounting entries:

a) Recording of a provision for reduction of the energy surpluses and shortages asset of R$ 82,631, provision for the energy surpluses and shortages liability of R$ 50,293, set against the energy cost of R$ 131,096 and financial expense of R$ 1,828. As part of this liability is already included in the Company’s tariff review, the amount is being amortized and as of December 31, 2008 the remaining balance was R$ 27,882;

b) Recording of a CVA asset of R$ 11,611, set against the energy cost of R$ 11,537 and financial income of R$ 74.

We stress that these provisions will be maintained until ANEEL finalizes its analyses and ratifies the final result of the tariff review and adjustment.

c.6) Low Income Consumers’ Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers are to be offset, it was decided that, as from the 2008 tariff review, part of this subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10.438) through the receipt of CDE funds. These procedures were consolidated with the publication of REN No. 325/08, however, in view of the impossibility of reimbursement with CDE funds, due to the lack of resources for this purpose, the receivables recorded will be offset through the tariff, in the next annual tariff adjustment, as a financial component. With regard to the difference in income that was to be offset through the tariff, this was covered by a tariff advance in order to avoid compromising the Concessionaire’s cash flow. The difference between the amount of this advance taken into consideration in the tariff review or adjustment and the amount actually realized is recorded monthly to be offset in the next tariff adjustment.

c.7) Refund to Consumers – Recalculation IRT

On establishing the annual tariff adjustment (“IRT”) of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution nº 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 and 2006 IRT contracts. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the electric energy contract surpluses. These effects basically explain the adjustments recorded in March 2007 (and related amounts realized to April 2008) of R$ 98,635 recorded in “Other Accounts Payable” (note 21), and R$ 177,710, recorded in “Deferred tariff cost variations”, set against “Cost of Electric Energy” (note 24).

The changes in the 2006, 2007 and 2008 balances are as follows:

			Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense (note 25)			Financial income / (expense) - (note 26)

	December 31 2005	Addition due to acquisition of subsidiaries	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Provision for losses	Cash	Deferral	Remuner.	December 31 2006

Extraordinary tariff adjustment	417,012	-	-	(257,983)	-	-	-	-	-	-	-	-	51,488	210,517
Free energy	(7,399)	(108)	-	(103,406)	-	-	-	-	-	(1,038)	98,510	-	(14,850)	(28,291)
Parcel "A"	475,906	3,187	-	-	-	-	-	-	-	-	-	-	71,753	550,846
Tariff review	(70,082)	6,686	37,372	98,010	-	-	-	-	-	-	-	-	3,443	75,429
Discounts TUSD and Irrigation	2,412	107	46,792	(10,688)	-	-	-	-	-	-	-	-	425	39,048
CVA	246,015	23,667	-	-	2,818	(174,551)	67,245	(126,593)	-	-	-	(10,899)	35,064	62,766
Increase in PIS and COFINS	41,474	12,389	-	-	-	-	-	(35,124)	-	-	-	-	1,079	19,818
Energy surpluses and shortages	44,212	-	-	-	13,986	(22,629)	-	-	-	-	-	-	-	35,569
Low Income Consumers’ Subsidy	41,783	(451)	19,701	4,134	-	-	-	-	-	-	(22,237)	-	(233)	42,697
Other financial components	44,233	70	1,427	(24,648)	39,256	-	(7,062)	-	(2,096)	-	(3,216)	-	884	48,848

Total net	1,235,566	45,547	105,292	(294,581)	56,060	(197,180)	60,183	(161,717)	(2,096)	(1,038)	73,057	(10,899)	149,053	1,057,247

			Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense (note 25)				Financial income / (expense) - (note 26)

	December 31 2006	Addition due to acquisition of subsidiaries	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Cash	Deferral	Remuner.	December 31 2007

Extraordinary tariff adjustment	210,517	5,249	-	(223,660)	-	-	-	-	-	-	(8,744)	-	-	20,542	3,904
Free energy	(28,291)	(837)	-	(76,364)	-	-	-	2,230	-	-	(991)	67,515	-	3,310	(33,428)
Parcel "A"	550,846	1,723	-	-	-	(90,315)	-	(26,923)	-	(720)	-	-	-	61,780	496,391
Tariff review	75,429	2,099	14,611	(78,158)	-	-	-	-	-	-	-	-	-	609	14,590
Discounts TUSD and Irrigation	39,048	2,511	77,489	(38,690)	-	-	-	-	-	-	-	-	-	3,514	83,872
CVA	62,766	(8.185)	-	-	174,074	(181,511)	(88,481)	(5,741)	-	-	-	-	(15,917)	6,520	(56,475)
Increase in PIS and COFINS	19,818	(55)	-	-	-	-	569	(102,384)	-	-	-	-	-	(6,815)	(88,867)
Energy surpluses and shortages	35,569	557	-	-	99,270	(25,229)	-	-	-	-	-	-	-	-	110,167
Low Income Consumers’ Subsidy	42,697	428	10,834	3,100	-	-	-	-	-	-	-	(9,198)	-	(518)	47,343
Refund to Consumers - Recalculation IRT	-	-	-	-	(98,635)	72,422	-	-	-	-	-	-	-	-	(26,213)
Other financial components	48,848	1,323	19,216	(38,894)	3,288	(677)	1,289	-	591	55	-	(16,029)	-	2,553	21,563

Total net	1,057,247	4,813	122,150	(452,666)	177,997	(225,310)	(86,623)	(132,818)	591	(665)	(9,735)	42,288	(15,917)	91,495	572,847

		Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense (note 25)				Financial income / (expense) - (note 26)

	Balances as of 2007	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Cash	Deferral	Remuner.	Balances as of 2008

Extraordinary tariff adjustment	3,904	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Energy surpluses and shortages	110,167	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Discount Tusd Generators	-	11,679	(8,175)	-	-	-	-	-	-	-	-	-	-	3,504
Low Income Consumers’ Subsidy	47,343	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Refund to Consumers - Recalculation IRT	(26,213)	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	(11,533)	(6,336)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(3,685)

Total net	572,847	69,355	(118,808)	291,088	(364,067)	98,899	(33,087)	(981)	(1,995)	(800)	(49,437)	44,129	35,854	542,997

4. CASH AND CASH EQUIVALENTS

	2008	2007

Bank deposits	122,928	679,937
Cash equivalents	614,919	426,371

Total	737,847	1,106,308

The cash equivalents comprise short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

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

The Credit acquired by the Company earns interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2008 is R$ 125,366 (R$ 132,076 in 2007), of which R$ 38,249 (R$ 34,555 in 2007) is classified as current assets.

- Investments for trading: The remaining balance in the amount of R$ 9,669 (R$ 484 in 2007) refers to debt security trading investments stated at fair value.

6. ACCOUNTS RECEIVABLE

A breakdown of the balance as of December 31, 2008 and 2007, mainly derived from energy sales is presented, below:

		Past due		Total

	Balances Coming due	Up to 90 days	More than 90 days	2008	2007

Current
Consumer Classes
Residential	249,448	152,949	16,596	418,993	425,219
Industrial	164,461	55,690	37,346	257,497	284,661
Commercial	101,591	38,698	21,257	161,546	181,987
Rural	23,277	7,936	1,786	32,999	40,954
Public Administration	26,533	3,563	2,130	32,226	38,172
Public Lighting	50,556	4,238	35,921	90,715	66,484
Public Service	22,723	7,344	1,465	31,532	41,407

Billed	638,589	270,418	116,501	1,025,508	1,078,884
Unbilled	355,626	-	-	355,626	421,552
Financing of Consumers' Debts	10,126	3,576	12,029	25,731	40,860
Regulatory assets (note 3)	41,989	-	-	41,989	85,966
CCEE Transactions	49,880	-	-	49,880	38,876
Concessionaires and Licensees	166,005	-	-	166,005	85,682
Other	56,289	-	-	56,289	65,968

Total	1,318,504	273,994	128,530	1,721,028	1,817,788

Noncurrent
Financing of Consumers' Debts	151,572	-	-	151,572	152,549
Regulatory assets (note 3)	7,960	-	-	7,960	20,668
CCEE Transactions	41,301	-	-	41,301	41,797
Concessionaires and Licensees	85,311	-	-	85,311	-

Total	286,144	-	-	286,144	215,014

Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (note 7).

Electric Energy Trading Chamber (“CCEE”) transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2008. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; and (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

In 2008, amounts receivable from AES Tietê S/A were also recorded by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recording of accounts payable) for CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission System. This negotiation, representing a pass-through of charges, resulted from sector regulations which, as from July 2004, attribute the responsibility for settlement of the portion of the generator connected to the CTEEP 138 kV transmission system to the respective distribution concessionaire, within its concession area.

AES Tietê challenged the collection of this charge, and did not make the payment. The subsidiary CPFL Paulista, in turn, under a preliminary injunction, did not pay CTEEP and recorded a contingent liability of R$ 11,259 for the period August 2004 to April 2005.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts will be settled both by the generator, and passed on by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. The subsidiaries recorded the amounts receivable from AES Tietê in the following accounts: R$ 127,965 in the “accounts receivable” account, set against “Operating Income – TUSD” of R$ 109,655 (Note 23) and R$18,310 in “Financial income – Monetary and Exchange Adjustments” (Note 26), and recorded the amount of R$ 116,706 to be passed on to CTEEP in the account “Suppliers – Network Usage Charges” (Note 14), set against “Cost of Electric Energy – Basic Network Charges” (Note 24) of R$ 98,396 and “Financial expense – Monetary and Exchange Adjustments” of R$ 18,310.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2008, 2007 and 2006 are as follows:

Balance as of December 31, 2005	(54,361)
Assets included due to acquisition of equity interests	(12,767)
Additional allowance recorded	(111,494)
Recovery of assets	28,170
Write-off of accounts receivable	50,843

Balance as of December 31, 2006	(99,609)
Assets included due to acquisition of equity interests	(7,943)
Additional allowance recorded	(80,483)
Recovery of assets	32,949
Write-off of accounts receivable	59,447

Balance as of December 31, 2007	(95,639)
Additional allowance recorded	(75,679)
Recovery of assets	39,094
Write-off of accounts receivable	49,762

Balance as of December 31, 2008	(82,462)

8. RECOVERABLE TAXES

The balances as of December 31, 2008 and 2007 are as follows:

	2008	2007

Current
Social Contribution Prepayments - CSLL	12,254	8,653
Income Tax Prepayments - IRPJ	4,896	10,051
Social Contribution and Income Tax	26,335	10,766
Withholding Income Tax - IRRF	69,010	71,825
ICMS (State VAT)	40,432	64,221
PIS (Tax on Revenue)	3,323	2,457
COFINS (Tax on Revenue)	11,095	8,594
INSS (Social Security)	1,689	1,831
Other	5,260	3,356

Total	174,294	181,754

Noncurrent
Social Contribution Tax - CSLL	27,316	24,966
Income Tax - IRPJ	3,399	840
PIS (Tax on Revenue)	2,787	3,044
COFINS (Tax on Revenue)	-	859
ICMS (State VAT)	66,942	69,508
Other	1,504	730

Total	101,948	99,947

In noncurrent assets, the balance of “Social Contribution Tax” refers to the final favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is still awaiting the result of administrative proceedings in the Federal Revenue Service to offset the credit.

9. PREPAID EXPENSES

	Current		Non current

	2008	2007	2008	2007

Regulatory assets - (note 3)	94,106	183,979	88,952	28,647
Other	7,776	18,742	10,258	14,464

Total	101,882	202,721	99,210	43,111

10. DEFERRED TAXES

10.1 - Composition of the income tax and social contribution credits:

	2008	2007

Social Contribution Credit on:
Tax Loss Carryforwards	38,828	34,637
Tax Benefit on Merged Goodwill	199,103	234,114
Temporarily Nondeductible Differences	84,568	68,592

Subtotal	322,499	337,343
Income Tax Credit on:
Tax Loss Carryforwards	94,056	83,091
Tax Benefit of Merged Goodwill	672,154	714,041
Temporarily Nondeductible Differences	250,205	200,218

Subtotal	1,016,415	997,350
Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	13,966	-

Total	1,352,880	1,334,693

Current	220,144	168,485
Noncurrent	1,132,736	1,166,208

	1,352,880	1,334,693

Expected Recovery

The estimates for recovery of the noncurrent deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income examined by the Fiscal Council and approved by the Boards of Directors.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession.

10.3 – Accumulated balances on temporary nondeductible differences:

	2008			2007

	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)

Reserve for Contingencies	11,506	47,154	-	12,262	44,745
Pension Plan Expenses	4,770	14,247	-	5,914	17,425
Allowance for Doubtful Accounts	6,779	18,831	-	8,883	24,672
Provision for losses on the realization of RTE	239	665	-	404	1,121
Research and Development and Energy Efficiency Programs	16,243	45,114	-	14,000	38,888
Profit Sharing	1,845	5,875	-	1,604	5,138
Differences in depreciation rates due to property, plant and equipment revaluation	11,036	30,651	-	11,109	30,859
Regulatory liability - Increase in PIS and COFINS	11,010	30,582	-	8,105	22,512
Provision for energy surpluses and shortages (Note 3 c.5)	13,456	37,379	13,886	-	-
Tariff Review - Remuneration Basis	2,819	7,830	-	-	-
Effects of Law nº 11,638/07 and MP nº 449/08 (Note 2)	1,153	3,200	80	591	1,642
Other	3,712	8,677	-	5,720	13,216

Total	84,568	250,205	13,966	68,592	200,218

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2008, 2007 and 2006:

	2008		2007		2006

	Social contribution tax (CSLL)	Income tax (IRPJ)	Social contribution tax (CSLL)	Income tax (IRPJ)	Social contribution tax (CSLL)	Income tax (IRPJ)

Income before taxes	1,921,699	1,921,699	2,472,550	2,472,550	2,171,091	2,171,091
Statutory tax rates	9%	25%	9%	25%	9%	25%

Tax expense at statutory tax rates	(172,953)	(480,425)	(222,530)	(618,138)	(195,398)	(542,773)
Nondeductible goodwill amortization	(9,743)	(38,477)	(7,817)	(35,912)	(5,640)	(34,720)
Nondeductible supplementary monetary restatement	(1,427)	-	(1,602)	-	(1,721)	-
Dividends received from noncontrolling investments	-	-	8	22	420	1,167
Differences in depreciation rates due to property, plant and equipment revaluation	-	-	-	-	5,330	14,805
Effect of presumed profit system	3,823	12,742	2,880	10,330	-	-
Other additions/deductions, net	1,592	4,359	(3,529)	(4,153)	(509)	(2,324)

Subtotal tax expense	(178,708)	(501,801)	(232,590)	(647,851)	(197,518)	(563,845)
Tax credit allocated	9,751	34,520	486	53,326	9,700	17,400

Total Tax expense	(168,957)	(467,281)	(232,104)	(594,525)	(187,818)	(546,445)

Current tax expense	(177,629)	(488,671)	(202,083)	(560,363)	(172,998)	(477,036)
Deferred tax expense	8,672	21,390	(30,021)	(34,162)	(14,820)	(69,409)

Intangible asset (goodwill) amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

Realization of Supplementary Monetary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8,200/90, which is not deductible for purposes of determination of social contribution.

Differences in depreciation rates due to property, plant and equipment revaluation - refers mainly to the difference between the depreciation rate used by the subsidiary RGE, as a result of the revaluation of assets and that applied to the equity. The lower depreciation of the subsidiary RGE generates additional income and social contribution taxes, and beginning 2006, these taxes have been deferred in the consolidated financial statements.

Effect of presumed profit system – Refers to the effect of a different income tax methodology, used to register and collect income taxes and social contribution to a specific subsidiary, in 2007.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of the additional amount calculated as a result of the review of the Company’s projections. In 2007, it relates mainly to the tax benefit on goodwill of R$ 40,234 on the merger of SEMESA by the subsidiary CPFL Geração.

11. OTHER CREDITS

The composition of the balance is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

Receivables from CESP	24,021	18,277	11,964	27,204
Receivables from BAESA's shareholders	14,147	-	28,296	31,794
Advances - Fundação CESP	5,700	5,732	-	-
Pledges, Funds and Tied Deposits	436	3,137	92,977	121,403
Fund Tied to Foreign Currency Loans	-	-	30,023	17,778
Orders in Progress	16,571	19,018	2,379	-
Services Rendered to Third Parties	19,279	19,979	42	-
Reimbursement RGR	5,309	3,340	766	707
Advance Energy Purchase Agreements	2,548	8,129	40,598	29,845
Other	22,782	33,740	14,285	3,089

Total	110,793	111,352	221,330	231,820

Receivables from CESP: Refers to receivables from CESP by the subsidiary CPFL Paulista, arising from settlements made through the distribution concessionaires of São Paulo in 1993. The balance is monetarily restated according to the variation of the U.S. dollar, plus interest calculated on 50% of quarterly Libor and a spread of 0.40625% p.a., with final maturity in January 2010.

Receivables from BAESA’s shareholders: From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, the BAESA’s shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate and offset over 36 months as from January, 2009 by an increase in the price of energy billed to the shareholders Alcoa Alumínio, Companhia Brasileira de Alumínio, Camargo Corrêa Cimentos and DME Energética, and a reduction in the price to the subsidiary CPFL Geração. A credit of R$ 31,794 was recorded in 2007, and in June 2008, as a result of the final agreement, the accounts receivable were increased by R$ 7,295, set against “Other Operating Income”.

From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the same conditions and prices as the other shareholders, and the subsidiary CPFL Geração trades this energy with the subsidiaries CPFL Paulista and CPFL Piratininga.

Advances – Fundação CESP: Refer to advances to employee welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: These represent collateral offered to guarantee CCEE operations.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Services Rendered to Third Parties: Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

12. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2008 and 2007, the composition of Property, plant and equipment is as follows:

		2008			2007

	Depreciation	Historical	Accumulated	Net Value	Net Value
	rate (%)	Cost	Depreciation

In Service
- Distribution		7,856,250	(4,021,720)	3,834,530	3,623,139

Land		52,034	-	52,034	52,464
Buildings, Constructions and Improvements	2 and 4	174,058	(104,655)	69,403	77,278
Machinery and Equipment	2 to 10	7,525,057	(3,841,846)	3,683,211	3,461,062
Vehicles	10 and 20	75,850	(57,985)	17,865	19,330
Furniture and Fixtures	10	29,251	(17,234)	12,017	13,005
- Generation		2,104,478	(195,410)	1,909,068	1,343,451

Land		29,777	-	29,777	15,394
Reservoirs, Dams and Pipeline	2 to 5	778,853	(59,868)	718,985	678,007
Buildings, Constructions and Improvements	2 and 4	548,796	(43,811)	504,985	196,519
Machinery and Equipment	2 to 10	744,100	(90,112)	653,988	451,551
Vehicles	10 and 20	1,085	(638)	447	691
Furniture and Fixtures	10	1,867	(981)	886	1,289
- Commercialization		195,036	(81,314)	113,722	124,988

Land		276	-	276	277
Buildings, Constructions and Improvements	2 and 4	13,361	(9,542)	3,819	4,288
Machinery and Equipment	2 to 10	166,648	(63,921)	102,727	112,832
Vehicles	10 and 20	7,252	(4,477)	2,775	3,402
Furniture and Fixtures	10	7,499	(3,374)	4,125	4,189
- Administration		152,561	(96,973)	55,588	52,279

Land		4,833	(987)	3,846	3,301
Buildings, Constructions and Improvements	2 and 4	63,404	(34,041)	29,363	27,351
Machinery and Equipment	2 to 10	31,273	(24,298)	6,975	7,568
Vehicles	10 and 20	10,302	(5,414)	4,888	2,294
Furniture and Fixtures	10	42,749	(32,233)	10,516	11,765
- Leased assets		940,455	(241,218)	699,237	722,093

Land		4,675	-	4,675	4,675
Reservoirs, Dams and Pipeline	2 to 5	105,853	(22,650)	83,203	85,321
Buildings, Constructions and Improvements	2 to 4	523,039	(121,779)	401,260	412,734
Machinery and Equipment	2 to 10	306,795	(96,741)	210,054	219,310
Vehicles	10 and 20	14	(14)	-	-
Other	10	79	(34)	45	53

		11,248,780	(4,636,635)	6,612,145	5,865,950
In Progress
- Distribution		265,767	-	265,767	203,867
- Generation		692,458	-	692,458	801,336
- Commercialization		15,559	-	15,559	9,739
- Administration		32,459	-	32,459	22,010

		1,006,243	-	1,006,243	1,036,952

Subtotal		12,255,023	(4,636,635)	7,618,388	6,902,902

Special Obligations linked to the Concession				(1,004,041)	(919,096)

Total Property, Plant and Equipment				6,614,347	5,983,806

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.00% p.a. for the distributors and 2.6% p.a. for the generators.

Leased Assets: The leased assets refer principally to the assets of the Serra da Mesa Power Plant, leased to the concession holder (Furnas), for a 30-year period, ending in 2028 (see details in note 1). The assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

On termination of the concession, these assets and facilities revert to the Granting Authority, in return for compensation.

Construction in progress: The balance mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó generation project, with total property, plant and equipment of R$ 1,237,829 (R$ 631,293 proportional to the participation of the subsidiary CPFL Geração).

The interest on the loans taken by the projects to finance the construction is being or has been capitalized during the construction phase, and a total of R$ 77,299 (R$ 29,976 in 2007) was recorded in the consolidated financial statements.

Special Obligations linked to the Concession: Special obligations linked to electric energy utility concession represent amounts received principally from the Federal, State and Municipal Governments, and consumers to be invested in the Company’s property, plant and equipment. As from the second cycle of the periodic tariff review, each distribution subsidiary has commenced amortizing its special obligations prospectively, using the depreciation rates applied for depreciation of the Property, plant and equipment.

Concession Agreements: On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M and as of December 31, 2008 are as follows:

	Public utilities liabilities

	Annual amount		Total amount		Payment

Companies	Total	CPFL Energia interest	Total	CPFL Energia interest	Number of parcel	Number of installment	Final

CERAN	6,282	4,083	182,178	118,416	348	Mar/2007	Feb/2036
ENERCAN	1,656	807	47,058	22,928	341	Jun/2006	Oct/2034
BAESA	17,016	4,255	493,464	123,395	348	Jun/2007	May/2036
Foz do Chapecó	34,392	17,540	962,976	491,118	336	Dec/2008	Nov/2036
Paulista Lajeado (*)	239	129	6,922	3,739	348	Jan/2004	Jan/2033

TOTAL	59,585	26,814	1,692,598	759,596

(*) The total amount relates to the Paulista Lajeado's interest of 6.93% on the concession agreement.

The subsidiaries CERAN, ENERCAN, BAESA and Paulista Lajeado record the amounts as expenses in accordance with the contractual maturities.

Impairment test

As of December 31, 2008, the Company conducted impairment tests on property, plant and equipment, as described in Note 13.2.

13.INTANGIBLE ASSETS

	2008	2007

Intangible concession asset	2,386,482	2,578,511
Other intangible assets	313,654	277,414

Total	2,700,136	2,855,925

13.1 Breakdown of the Intangible Concession Asset

	2008			2007	Annual amortization rate

	Historical Cost	Accumulated
		Amortization	Net Value	Net Value	2008	2007

Intangible asset acquired,
not merged
Parent company
CPFL Paulista	304,861	(59,539)	245,322	266,153	6.23%	6.63%
CPFL Piratininga	39,065	(7,446)	31,619	34,235	6.70%	6.25%
CPFL Geração	54,555	(11,405)	43,150	46,519	6.21%	6.17%
RGE	3,150	(191)	2,959	3,150	6.07%	-
Other	26	(2)	24	26	0% to 11.81%	-

	401,657	(78,583)	323,074	350,083
Subsidiaries
CPFL Jaguariúna	142,793	(21,978)	120,815	137,677	11.81%	7.33%
ENERCAN	10,233	(914)	9,319	9,814	4.83%	4.10%
Barra Grande	3,081	(649)	2,432	2,636	6.65%	7.18%
Foz do Chapecó	7,319	-	7,319	7,319	-	-
Other	17,518	(10,318)	7,200	8,279	4.99% to 11.65%	4.99% to 12.12%

	180,944	(33,859)	147,085	165,725

	582,601	(112,442)	470,159	515,808
Intangible asset acquired
and merged – Deductible
Subsidiaries
RGE	1,120,266	(700,284)	419,982	442,667	4.50%	3.67%
CPFL Geração	426,450	(186,986)	239,464	254,900	5.74%	5.26%

	1,546,716	(887,270)	659,446	697,567
Intangible asset acquired
and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(283,336)	790,690	857,635	6.23%	6.63%
CPFL Piratininga	115,762	(22,066)	93,696	101,448	6.70%	6.25%
RGE	310,127	(28,891)	281,236	299,410	5.88%	3.06%
CPFL Santa Cruz	61,685	(12,044)	49,641	58,970	15.12%	15.55%

	1,561,600	(346,337)	1,215,263	1,317,463
Subsidiaries
CPFL Leste Paulista	21,131	(8,561)	12,570	14,402	8.67%	8.38%
CPFL Sul Paulista	20,941	(8,633)	12,308	14,107	8.59%	8.44%
CPFL Jaguari	20,026	(8,272)	11,754	13,468	8.56%	8.43%
CPFL Mococa	8,444	(3,462)	4,982	5,696	8.49%	8.48%

	70,542	(28,928)	41,614	47,673

Subtotal	1,632,142	(375,265)	1,256,877	1,365,136

Total	3,761,459	(1,374,977)	2,386,482	2,578,511

Up to December 31, 2007, amounts related to the goodwill on the acquisition or increase in equity interest were recorded as (“Goodwill”). In 2008, since the enactment of Law nº 11,638/07 and the publication of CPC 04 – “Intangible Assets”, these amounts have been defined and classified as intangible assets.

  Intangible of concession asset

Corresponds to the difference between the amount paid and the equity of acquired companies on the respective acquisition dates, represented by the future benefit held by the Company regarding the right to exploit the concession. This intangible is classified as intangible assets with a finite useful life, amortized in proportion to the net income curves projected for the remaining term of the concession contract. The intangible assets related to granting of concession are as follows:

- Intangible asset acquired, not merged

The balance refers mainly to the goodwill on acquisition of all the shares held by CPFL Geração’s minority shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007. The balance also includes the intangible asset on CPFL Jaguariúna’s acquisition. These intangible assets were not subject to a merger process.

- Intangible asset acquired and merged – Deductible

The balance relates to the goodwill on the acquisition of subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01. Therefore, it is included in these amounts the corresponding tax benefit on goodwill acquisitions.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the negative impact on dividends paid to the shareholders due to goodwill amortization, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 during the merger process, resulting in the reclassification of the tax benefit arising from goodwill to Deferred Taxes Credits (note 10). As a result, those mergers also impact the investment recorded by the parent company that must recompose its equity investment through a goodwill reassessment.

Other intangible assets

The balance mainly comprises software, with a defined useful life, and amortization of 20% p.a., and by rights of way, with indefinite useful life, recovery of which is analyzed in accordance with CPC 01 – “Impairment of Assets”.

13.2 Analysis of the recoverable value

In accordance with CPC 01 – “Impairment of Assets”, for purposes of analysis of recovery, the lowest level of cash generating unit taken into consideration was each of the concessions held, analyzed individually. The intangible asset recorded in each parent company was allocated, for purposes of this analysis, to each of these units.

The estimates of the recoverable values of the cash generating units were based on the value in use, represented by the present value of the estimated future cash flows for these assets, and on the assumptions listed below. The amounts allocated to these assumptions represent Management’s assessment of the future trends in the electricity sector and are based on both external information sources and historical data.

The projections of the cash flows were based on the operating results and projections of the Company and its subsidiaries to the end of the respective concessions, and the following main assumptions:

  Macroeconomic scenarios developed by reputable market consultants;

  Organic growth compatible with the historic data and prospects of growth of the Brazilian economy; and

  Average discount rate obtained by using methodology normally applied by the market, taking into consideration the average weighted cost of capital.

The recoverable value of these assets exceeds their book value, and there are therefore no losses due to devaluation to be recorded.

14.SUPPLIERS

As of December 31, 2008 and 2007, the balance is as follows:

	2008	2007

Current
System Service Charges	32,326	6,126
Energy Purchased	631,554	572,498
Electricity Network Usage Charges	150,346	94,931
Materials and Services	114,819	148,174
Regulatory Liability (note 3)	29,216	35,609
Other	24,083	10,616

Total	982,344	867,954

Noncurrent
Regulatory Liability (note 3)	-	223
Electricity Network Usage Charges	85,311	-

	85,311	223

Charges for Use of the Distribution System – The changes are due mainly to the recording of R$ 116,706 in relation to the pass-through to CTEEP, as mentioned in Note 6.

15. INTEREST, LOANS AND FINANCING

The composition as of December 31, 2008 and 2007 is as follows:

	2008				2007

	Interest				Interest
	Current and	Principal			Current and	Principal

	Noncurrent	Current	Noncurrent	Total	Noncurrent	Current	Noncurrent	Total

At cost
LOCAL CURRENCY
BNDES - Power Increases (PCH's)	128	10,108	20,868	31,104	124	7,057	26,521	33,702
BNDES - Investment	38,770	240,638	2,069,314	2,348,722	6,165	237,671	1,637,143	1,880,979
BNDES - Regulatory asset	-	-	-	-	663	142,216	-	142,879
BNDES - Purchase of assets	30	194	3,356	3,580	16	-	869	885
Furnas Centrais Elétricas S.A.	1,158	93,666	46,833	141,657	-	47,519	111,665	159,184
Financial Institutions	2,348	37,460	162,225	202,033	45,418	233,752	143,032	422,202
Other	516	28,525	36,826	65,867	606	28,914	26,416	55,936

Subtotal	42,950	410,591	2,339,422	2,792,963	52,992	697,129	1,945,646	2,695,767

FOREIGN CURRENCY
IDB	541	4,500	73,862	78,903	669	3,133	59,394	63,196
Financial Institutions	860	5,999	67,676	74,535	1,613	66,804	55,842	124,259

Subtotal	1,401	10,499	141,538	153,438	2,282	69,937	115,236	187,455

Total at cost	44,351	421,090	2,480,960	2,946,401	55,274	767,066	2,060,882	2,883,222

At Fair Value
FOREIGN CURRENCY
Financial Institutions	58,834	102,077	1,355,922	1,516,833	29,918	95,090	798,497	923,505

Total	103,185	523,167	3,836,882	4,463,234	85,192	862,156	2,859,379	3,806,727

At cost	2008	2007	Remuneration	Amortization	Collateral

Local currency
BNDES - Power Increases
CPFL Geração	30,635	33,102	TJLP + 3.1% to 4.3% p.a.	36 a 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	469	600	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and September 2004	Guarantee of CPFL Energia and Paulista
BNDES - Investment
CPFL Paulista - FINEM I	-	1,700	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	127,157	190,161	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	134,356	125,574	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	100,498	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM I - "A"	89,605	136,740	TJLP + 4.5% to 5.0% p.a.	60 monthly installments from December 2005 to December 2012	Revenue collection / Reserve account
RGE - FINEM I - "B"	-	4,062	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006 to January 2009	Revenue collection / Reserve account
RGE - FINEM IV	96,481	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010 to December 2014	Revenue collection / Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	47,349	70,808	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	79,813	87,937	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	54,768	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,275	-	TJLP + 2.9% p.a.	54 monthly installments from July 2010	Guarantee of CPFL Energia
CPFL Santa Cruz	36,677	-	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
BAESA	151,561	166,751	TJLP + 3.125%p.a.	144 monthly installments from September 2006	Letters of Credit
BAESA	42,015	34,725	UMBND + 3.125% p.a. (2)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	340,007	372,079	TJLP + 4%p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	27,663	22,688	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	289,519	277,903	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	56,605	40,703	UMBND + 5% p.a. (2)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	127,026	104,116	TJLP + 3.69% p.a. (average of
			percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	535,829	245,032	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue
CPFL Mococa	3,015	-	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,495	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES - Regulatory asset
CPFL Paulista - Parcel "A"	-	139,760	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
RGE - Free Energy	-	494	Selic + 1% p.a.	60 monthly installments from March 2003	Revenue collection
CPFL Sul Paulista - RTE	-	2,267	Selic + 1% p.a.	79 monthly installments from March 2002	Receivables
CPFL Geração - Free Energy	-	358	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
BNDES - Purchase of assets
CPFL Brasil	3,580	885	TJLP + 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.
CPFL Geração	141,657	159,184	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	47,548	49,675	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itaú BBA	-	103,425	106.0% of CDI	1 installment in March 2011	No guarantee
Banco Santander II	-	57,690	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	-	84,419	107.5% of CDI (3)	2 installment in January and 1 installment in February 2008	No guarantee
Banco do Brasil	-	38,481	105% of CDI	1 installment in January 2008	No guarantee
CPFL Geração
Banco Itaú	101,650	-	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
CERAN
Banco Bradesco	52,835	-	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Foz do Chapecó
Banco Bradesco	-	88,512	104.6% and 107.6% of CDI	1 installment in January 2008	No guarantee
Other
Eletrobrás
CPFL Paulista	8,887	11,369	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,903	2,444	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,309	5,183	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,509	6,764	RGR + 5% p.a.	Monthly installments until April 2018	Revenue
CPFL Leste Paulista	1,136	1,250	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,694	1,892	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	35	39	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	320	356	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Other	35,074	26,639

Local Currency - At cost	2,792,963	2,695,767

Foreign currency

IDB - Enercan	78,903	63,196	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (4)
Debt Conversion Bond	9,807	9,610	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	370	845	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	375	857	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	13,881	12,434	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,533	15,650	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	29,569	22,412	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foz de Chapecó
Banco Bradesco	-	62,451	US$ + 6.5% and 3.99% p.a. (5)	1 installment in January 2008	No guarantee

Foreign currency - At cost	153,438	187,455

Total at cost	2,946,401	2,883,222

Foreign currency

At fair Value
Financial institution
Parent Company
Banco do Brasil	-	181,642	Yen + 5.7778% p.a. (9)	1 installment in September 2009	No guarantee
CPFL Paulista
Banco do Brasil	131,435	82,180	Yen + 5.7778% p.a. (6)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	490,276	326,063	Yen + 1.4824% p.a. (7)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribas	60,548	-	US$ + 4.10% p.a. (8)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	46,687	26,958	Yen + 5.7778% p.a. (9)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	787,887	306,662	Yen + 2.5% to 5.8% p.a. (10)	Installments from February 2008 to January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,516,833	923,505

Total	4,463,234	3,806,727

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 121.5% of CDI	(5) 104.5% and 107.6% of CDI	(8) 106.0% of CDI
(2) 114.0% to 133.98% of CDI	(6) 104.5% of CDI	(9) 103.5% of CDI
(3) 107.5% of CDI	(7) 102.9% of CDI	(10) 104.2% and 104.5% of CDI
(4) As certain assets are dollar indexed (Note 11), a partial swap of R$ 14,953 was contracted, converting the currency variation to 99.4% and 102.5 % of the CDI.

As shown in the breakdown in the figures above, in compliance with CPC 14 – “Financial Instruments”, the Company classified their debts as (i) financial liabilities not measured at fair value (or measured by amortized cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to improve financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities (debt and related hedge instrument) differently. The following figure provides additional information as to the amortized cost value of the debts and the comparison with the respective fair values:

	2008

	Value at amortized cost

	Interest -				Fair value (accounting balance)
	Current and	Principal

Foreign currency	noncurrent	Current	Noncurrent	Total

At fair value
CPFL Paulista
Banco do Brasil	5,993	-	126,152	132,145	131,435
Banco ABN AMRO Real	10,800	-	529,834	540,634	490,276
CPFL Piratininga
Banco BNP Paribás	1,943	58,424	-	60,367	60,548
RGE
Banco do Brasil	3,215	43,551	-	46,766	46,687
CPFL Geração
Banco do Brasil	36,883	-	761,665	798,548	787,887

Subtotal Foreign currency	58,834	101,975	1,417,651	1,578,460	1,516,833

The changes in the fair values of these debts are recorded in the consolidated financial income (expense) of the Company. The gains obtained by marking these debts at fair value (R$ 61,627) are offset by the effects of R$ 73,885 obtained by the fair value of the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 31), generating a net loss of R$ 12,258.

Main funding:

Local currency

BNDES – Investment FINEM III (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 156,543 from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining amount of R$ 31,701 during the year. The interest was paid quarterly until December 15, 2007 and as from January 15, 2008 the payments are made monthly.

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 100,000 and the remaining balance of R$ 245,990 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV – (RGE) – The subsidiary obtained approval for financing of R$ 258,418 BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 96,000 and the remaining balance of R$ 162,418 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM II (CPFL Piratininga) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 94,327 from the BNDES in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining balance of R$ 6,811 during the year. The interest was paid quarterly to December 15, 2007, and amortized monthly as from January 15, 2008.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary has received the amount of R$ 54,500 to date, and the remaining balance of R$ 100,678 is scheduled for release by the end of 2009. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES - Investment (CERAN) – Installments of the loan from the BNDES contracted in February 2004 for financing of the 14 de Julho project, amounting to R$ 21,327 (R$ 13,863 in proportion to the participation of CPFL Geração), were released in 2008. The remaining balance of R$ 4,400 (R$ 2,860 in proportion to the participation of CPFL Geração) is scheduled for release in January 2009. The interest and principal have been paid monthly since November 2008.

BNDES - Investment (Foz do Chapecó) – Installments of the total loan of R$ 1,655,838 approved by the BNDES in July 2007 for financing of the construction work on the Foz do Chapecó Hydropower Plant, amounting to R$ 513,117 (R$ 261,690 in proportion to the participation of CPFL Geração) were released in 2008. The remaining balance of R$ 645,048 (R$ 328,974 in proportion to the participation of CPFL Geração) is scheduled for release by October 2010. The interest and principal will be paid monthly as from October 2011.

Financial Institutions (CPFL Santa Cruz) – The subsidiary contracted a loan of R$ 34,000 from Banco HSBC, in order to finance working capital requirements. The interest will be paid in a single installment, together with the principal, in June 2011.

Financial Institutions (CPFL Geração) – Relates to a bank credit bill of R$ 100,000 issued in April 2004 by the subsidiary RGE in favor of Banco Itaú, which was assumed by the subsidiary CPFL Geração in November 2008 through a private agreement for the assumption of debt, with discharge scheduled for March 2011.

Financial Institutions (CERAN) – CERAN contracted a loan of R$ 88,000 (R$ 57,200 in proportion to the participation of CPFL Geração) from Banco Bradesco, in order to honor short-term commitments. The interest and principal have been paid monthly since November 2008.

Foreign Currency

Financial Institutions (CPFL Piratininga) – The subsidiary contracted a foreign currency loan of R$ 42,428 from Banco BNP Paribás in March 2008, Resolution 2770, maturing in February 2009, to reinforce its working capital.

Financial Institutions (CPFL Geração) - To honor commitments already assumed, the subsidiary settled the loans of R$ 230,617 from the Banco do Brasil, and contracted a new credit line of R$ 406,760 with the same institution, with a significant extension of the maturity terms.

The maturities of the principal noncurrent balances of loans and financing, taking into consideration only the respective amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated

2010	522,196
2011	1,153,120
2012	800,185
2013	244,454
After 2013	1,178,656

Total	3,898,611

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, considering the effects of conversion of derivatives, are shown below:

	Accumulated Variation in %		% of Debt

Index	2008	2007	2008	2007

IGP-M	9.81	7.75	4.24	7.75
UMBND	33.86	(16.78)	5.62	3.81
TJLP	6.25	6.38	49.74	67.25
CDI	12.38	11.82	38.93	13.82
SELIC	12.48	11.85	-	5.30
Other	-	-	1.47	2.07

			100.00	100.00

RESTRICTIVE CONDITIONS

BNDES

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the contract; and (iii) maintaining certain financial ratios within preestablished parameters, as follows:

CPFL Paulista

  Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 and subsequent years, if applicable;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 0.90 from 2008, if applicable.

CPFL Piratininga

  Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 in 2009 and subsequent years, if applicable;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 for 2007 and subsequent years, if applicable.

RGE

BNDES - FINEM I

  Net indebtedness divided by EBITDA – less or equal to 3.0.

  Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

BNDES - FINEM IV

  Net indebtedness divided by EBITDA – less or equal to 2.5.

  Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

CPFL Geração

The loans raised from the BNDES by the indirect jointly-controlled subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

The subsidiary ENERCAN’s loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained a written confirmation that this review will not involve declaration of early maturity of the loan contract.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

Management believes that the Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts with financial institutions.

16.DEBENTURES

						2008				2007

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company
3rd Issue
				3 annual installments from
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.		Unsecured	20,047	-	450,000	470,047	15,983	-	450,000	465,983
				September 2012
CPFL Paulista
2nd Issue
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	8,606	119,680	-	128,286	7,109	-	119,680	126,789
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	8,430	170,599	-	179,029	7,368	-	155,217	162,585
3rd Issue
				3 annual installments from
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.		CPFL Energia guarantee	7,083	-	640,000	647,083	5,328	-	640,000	645,328
				December 2011

						24,119	290,279	640,000	954,398	19,805	-	914,897	934,702
CPFL Piratininga
1st Issue
				2 annual installments from January
1st series	40,000	104.4% of the CDI p.a.	104.4% CDI + 0.16% p.a.		CPFL Energia guarantee	27,176	-	400,000	427,176	22,641	-	400,000	422,641
				2010
2nd Issue
		106.45% of the CDI
Unique series	1		104.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	3,479	-	100,000	103,479	-	-	-	-
		p.a.

						30,655	-	500,000	530,655	22,641	-	400,000	422,641
RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	2,033	1,903	26,200	30,136	3,660	-	26,200	29,860
2nd series	20,380	106.0% of CDI p.a.	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	7,058	203,800	-	210,858	5,584	-	203,800	209,384
3rd Issue
				3 annual installments from
1st series	1	CDI + 0.60% p.a. (2)	100% CDI + 0.71% p.a.		CPFL Energia guarantee	1,110	-	100,000	101,110	888	-	100,000	100,888
				December 2011
				3 annual installments from
2nd series	1	CDI + 0.60% p.a. (3)	100% CDI + 0.71% p.a.		CPFL Energia guarantee	9,671	-	140,000	149,671	-	-	-	-
				December 2011
				3 annual installments from
3rd series	1	CDI + 0.60% p.a. (4)	100% CDI + 0.71% p.a.		CPFL Energia guarantee	2,290	-	40,000	42,290	-	-	-	-
				December 2011
				3 annual installments from
4th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.		CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
				December 2011
				3 annual installments from
5th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.		CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
				December 2011

						25,584	205,703	406,200	637,487	10,132	-	330,000	340,132
CPFL Geração

					CPFL Energia guarantee,
				Semiannual with settlement in June	Receivables and CPFL
2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% p.a.			645	80,930	-	81,575	1,720	150,416	80,758	232,894
				2009	Geração common nominal
					shares

BAESA
		100% of the CDI +		Quarterly with settlement in August
1st Serie	9,000		100% CDI + 0.43% p.a.		Letters of Guarantee	532	3,164	21,359	25,055	1,008	3,164	25,560	29,732
		0.3% p.a.		2016

		100% of the CDI +		Annually with settlement in August
2nd Serie	9,000		106% CDI + 0.12% p.a.		Letters of Guarantee	530	-	9,331	9,861	235	1,037	7,257	8,529
		0.4% p.a.		2016

						1,062	3,164	30,690	34,916	1,243	4,201	32,817	38,261

						102,112	580,076	2,026,890	2,709,078	71,524	154,617	2,208,472	2,434,613

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.7% of CDI		(4) 104.9% of CDI

The maturities of the noncurrent balance of debentures are scheduled as follows:

Maturity	Consolidated

2010	206,275
2011	670,401
2012	494,201
2013	494,201
After 2013	161,812

TOTAL	2,026,890

CPFL Piratininga

On October 1, 2008, the subsidiary CPFL Piratininga issued debentures in a public offer, as decided in a meeting of the Company’s Board of Directors held on September 29, 2008. The debentures are 2nd issue, registered, book entry, single series, subordinated debentures, not convertible into shares, with a unit par value of R$ 100,000 on the issue date, bearing interest of 106.45% of the CDI. The charges will be paid on October 1, 2009 and 2010, and on amortization of the principal, maturing on May 2, 2011. The debentures were issued in order to settle, in October 2008, a promissory note from the Banco do Brasil, intended to cover working capital requirements.

RGE

On December 1, 2007, the subsidiary RGE made the third issuance of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares with no scheduled renegotiation option with a total value of R$ 380,000. The objective of the issue was to adjust the financial position of RGE, provide sufficient liquidity to cover the investments in fixed assets and permit the liquidation of debts with maturities to 2009. The first series was subscribed and fully paid in December 2007, to the amount of R$ 100,000, and the others were fully paid up in 2008, to the amount of R$ 280,000. The interest on the debentures is paid half-yearly, on the first day of the month in accordance with the issue date of each series.

RESTRICTIVE CONDITIONS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

  Ratio of net debt to EBITDA - less or equal to 3.75; and
  Ratio of EBITDA to financial income - higher or equal to 2.25.

CPFL Paulista

  Ratio of net debt to EBITDA - less or equal to 3.0; and
  Ratio of EBITDA to financial expenses – higher or equal to 2.25.

CPFL Piratininga

  Ratio of net debt to EBITDA - less or equal to 3.0; and
  Ratio of EBITDA to financial expenses - higher or equal to 2.25.

RGE

  Total debt divided by EBITDA – less or equal to 3.0;
  EBITDA divided by the financial expenses – higher or equal to 2.0;
  Total debt divided by the total capitalization – less or equal 0.55.

BAESA

The debentures issued by the indirect subsidiary BAESA provide for early maturity if the total indebtedness exceeds 75% of its total assets.

Certain debentures of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

In the Company’s opinion, these restrictive conditions and clauses are being adequately complied with.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations.

17.EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social (“ELETROCEEE”), the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiary in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and monetarily restated at the IGP-DI (FGV). Under the Contractual Addendum signed with Fundação CESP on January 17, 2008, the payment terms changed to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the Supplementary Pensions Department (“SPC”), which differ from the entry criteria followed by the subsidiary in conformity with CVM Resolution nº 371/00. The balance of the obligation as of December 31, 2008 is R$ 702,696 (R$ 560,190 as of December 31, 2007).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

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

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Resolution nº 371/00. The balance of the obligation as of December 31, 2008, is R$ 183,507 (R$ 145,813 as of December 31, 2007).

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

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Resolution nº 371/00. As of December 31, 2008, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 14,237 (R$ 11,318 as of December 31, 2007).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

The amounts recognized in the balance sheet as of December 31, 2008 and 2007, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

	2008

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Present value of actuarial liabilities with cover	3,067,116	774,598	174,721	66,094	4,082,529
Fair value of plan's assets	(2,413,252)	(618,671)	(180,708)	(51,207)	(3,263,838)

Present value of liabilities exceeding fair value of assets	653,864	155,927	(5,987)	14,887	818,691
Adjustments due to deferments allowed
Unrecognized actuarial losses	(240,138)	(39,296)	(8,527)	(8,180)	(296,141)
Unrecognized cost of past service	-	(68)	-	-	(68)

Net actuarial liability to be recognized	413,726	116,563	(14,514)	6,707	522,482
Decrease of 50% on Actuarial Assets (*)	-	-	7,203	-	7,203

Net actuarial Assets/Liabilities recognized on balance sheet	413,726	116,563	(7,311)	6,707	529,685

	2007

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Present value of actuarial liabilities with cover	2,713,230	668,386	158,354	57,653	3,597,623
Fair value of plan's assets	(2,330,144)	(590,696)	(192,306)	(51,602)	(3,164,748)

Present value of liabilities exceeding fair value of assets	383,086	77,690	(33,952)	6,051	432,875
Adjustments due to deferments allowed
Unrecognized actuarial gains	150,862	66,525	26,913	3,604	247,904
Unrecognized cost of past service	-	(79)	-	-	(79)

Net actuarial liability to be recognized	533,948	144,136	(7,039)	9,655	680,700
Decrease of 50% on Actuarial Assets (*)	-	-	3,519	-	3,519

Net actuarial Assets/Liabilities recognized on balance sheet	533,948	144,136	(3,520)	9,655	684,219

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Actuarial losses in excess of 10% of the Plan's liabilities or assets not recognized as of December 31, 2008 will have to be recognized by means of amortization during the remaining useful lives of the plan's participants.

The changes in net actuarial liabilities are as follows:

	2008

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)
Sponsor's Contributions during the year	(53,904)	(15,209)	(108)	(1,162)	(70,383)

Net actuarial liability at the end of the year	413,726	116,563	(7,311)	6,707	529,685
Other contributions	12,464	297	9,687	149	22,597

TOTAL	426,190	116,860	2,376	6,856	552,282

Current	31,956	9,004	2,376	752	44,088
Noncurrent	394,234	107,856	-	6,104	508,194

Total	426,190	116,860	2,376	6,856	552,282

			2007

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the year	635,436	168,972	12	11,942	816,362
Income recognized in income statement	(36,023)	(6,418)	(3,532)	(914)	(46,887)
Sponsor's Contributions during the year	(65,465)	(18,418)	-	(1,373)	(85,256)

Net actuarial liability at the end of the year	533,948	144,136	(3,520)	9,655	684,219
Other contributions	8,056	258	27,810	181	36,305

TOTAL	542,004	144,394	24,290	9,836	720,524

Current	45,034	14,234	4,016	1,200	64,484
Noncurrent	496,970	130,160	20,274	8,636	656,040

Total	542,004	144,394	24,290	9,836	720,524

The external actuary's estimate of the expenses and/or revenue to be recognized in 2009 and the revenues recognized in 2008, is as follows:

	2009 Estimated

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Cost of service	1,445	5,469	1,256	165	8,335
Interest on actuarial liabilities	303,015	76,981	17,626	6,532	404,154
Expected return on assets	(304,351)	(77,554)	(18,387)	(6,468)	(406,760)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial losses	-	-	-	62	62

Subtotal	109	4,907	495	291	5,802
Expected contributions from participants	(32)	(1,297)	(1,095)	-	(2,424)

Subtotal	77	3,610	(600)	291	3,378
Decrease of 50% on Prepaid Pension Expense (*)	-	-	300	-	300

Total (Income) Expense	77	3,610	(300)	291	3,678

	2008 Realized

	CPFL	CPFL	RGE	CPFL	Total
	Paulista	Piratininga		Geração

Cost of service	1,083	4,574	1,236	106	6,999
Interest on actuarial liabilities	268,186	66,472	16,010	5,702	356,370
Expected return on assets	(335,556)	(82,021)	(23,373)	(7,455)	(448,405)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	(1,239)	-	(1,239)

Subtotal	(66,287)	(10,964)	(7,366)	(1,647)	(86,264)
Expected contributions from participants	(31)	(1,400)	-	(139)	(1,570)

Subtotal	(66,318)	(12,364)	(7,366)	(1,786)	(87,834)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	3,683	-	3,683

Total income	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Total revenue of R$ 84,151 (R$ 46,887 in 2007) was recorded in the “Operating costs” account in the statement of income.

The principal assumptions considered in the actuarial calculations on the balance sheet date were:

CPFL Paulista, CPFL Piratininga and
	CPFL Geração		RGE

	2009	2008	2009	2008

Nominal discount rate for actuarial liabilities:	10.24% p .a.	10.24% p .a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	12.32% p.a.
Estimated Rate of nominal salary increase:	6.08% p .a.	6.08% p .a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for
establishing nominal rates above)	4.0% p .a.	4.0% p .a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30/(Service time+1)	0.30/(Service time+1)	null	null

18.REGULATORY CHARGES

	2008	2007

Fee for the Use of Water Resources	3,325	2,327
Global Reverse Fund - RGR	7,451	5,741
ANEEL Inspection Fee	2,030	1,873
Fuel Consumption Account - CCC	48,194	27,195
Energy Development Account - CDE	33,054	31,560

Total	94,054	68,696

19. TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

As of December 31, 2008 and 2007, the balance is as follows:

	Current		Noncurrent

	2008	2007	2008	2007

ICMS (State VAT)	276,111	294,760	-	-
PIS (Tax on Revenue)	8,996	11,668	-	-
COFINS (Tax on Revenue)	41,474	52,910	2,242	249
IRPJ (Corporate Income Tax)	100,883	186,489	3,091	12,140
CSLL (Social Contribution Tax)	15,313	39,846	1,112	4,140
Other	21,562	18,429	-	-

Total	464,339	604,102	6,445	16,529

20. RESERVE FOR CONTINGENCIES

	2008				2007

	Reserve for	Escrow Deposits	Reserve for	Other escrow	Reserve for	Escrow Deposits	Reserve for	Other escrow
	contingencies -	related to	Contingencies,	deposits	contingencies -	related to	Contingencies,	deposits
	Gross	Contingencies (1)	net	(2)	Gross	Contingencies (1)	net	(2)

Labor
Various	55,105	49,363	5,742	59,288	66,610	51,443	15,167	35,184

Civil
General Damages	14,450	14,450	-	49,957	14,716	12,670	2,046	20,509
Tariff Increase	10,635	3,157	7,478	15,341	15,872	4,068	11,804	5,998
Energy Purchased	13,014	13,228	(214)	-	40,809	28,168	12,641	-
Other	6,695	5,451	1,244	10,138	9,792	8,610	1,182	14,308

	44,794	36,286	8,508	75,436	81,189	53,516	27,673	40,815
Tax
FINSOCIAL	18,478	18,478	-	34,171	18,171	18,171	-	33,603
Increase on basis - PIS and COFINS	1,276	710	566	301	2,592	-	2,592	301
Interest on Shareholders’ Equity -
PIS and COFINS	70,301	-	70,301	-	46,811	-	46,811	-
Income Tax	59,708	40,013	19,695	416,506	52,400	32,323	20,077	375,267
Other	7,993	5,148	2,845	14,271	8,280	3,423	4,857	12,874

	157,756	64,349	93,407	465,249	128,254	53,917	74,337	422,045

Total	257,655	149,998	107,657	599,973	276,053	158,876	117,177	498,044

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

	2007	Addition	Reversal	Payment	Monetary Restatement	2008

Labor	66,610	1,973	(3,562)	(9,931)	15	55,105
Civil	81,189	7,204	(17,233)	(26,366)	-	44,794
Tax	128,254	28,214	(5,664)	(397)	7,349	157,756

Reserve for Contingencies - Gross	276,053	37,391	(26,459)	(36,694)	7,364	257,655

Escrow Deposits (1) + (2)	656,920	97,818	(29,404)	(26,767)	51,404	749,971

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) Labor: The principal labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims). Under the terms of the Bandeirante spin-off protocol, the subsidiary CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in the proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) Personal damages: Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

d) Energy purchased: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit on the grounds of disagreement with the physical amounts established by ANEEL, alleging a discrepancy in the calculations and making monthly escrow deposits of the amounts in question.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS – Interest on Shareholders’ Equity: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

g) Income tax: For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. In the case of the subsidiary RGE, it refers to a request for suspension of a decision of the Federal Revenue Office, in order to considering the deductibility of amounts paid to supplement the retirement provisions of beneficiaries of Fundação ELETROCEEE.

For the subsidiary CPFL Paulista, refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit in order to allow the discussions to be continued, the subsidiary made an escrow deposit, which, monetarily restated to December 31, 2008, amounts to R$ 414,690 (R$ 373,116 restated to December 31, 2007). This deductibility also affected other taxes and, in order to be able to continue discussions, the subsidiary offered in guarantee (bank guarantees) a total of R$ 228,095, restated as of December 31, 2008. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be a classified as remote.

h) Other - Tax: Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions on similar cases considered to be probable or remote. Consequently, no allowances were provided. The claims relating to possible losses as of December 31, 2008 were as follows: (i) R$ 230,267 for labor cases (R$ 211,432 as of December 31, 2007); (ii) R$ 492,093 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 398,739 as of December 31, 2007); and (iii) R$ 525,326 referring to claims on tax issues, principally Income Tax, ICMS (VAT), FINSOCIAL, PIS and COFINS (R$ 466,769 as of December 31, 2007).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Consolidated Financial Statements, or that might result in the significant impact on future earnings.

21. OTHER

	Current		Noncurrent

	2008	2007	2008	2007

Consumers and Concessionaires	50,544	55,724	-	-
Regulatory Liability (note 3)	248,437	150,360	1,371	137
Energy Efficiency Program - PEE	36,979	45,241	71,613	59,853
Research & Development - P&D	37,182	34,280	57,049	44,535
National Scientific and Technological
Development Fund - FNDCT	27,979	24,220	228	3,257
Energy Research Company - EPE	13,605	12,264	114	1,113
Fund for Reversal	-	-	17,751	17,751
Advances	6,962	11,475	47,180	82,597
Interest on Compulsory Loan	2,464	2,608	-	-
Provision for Environmental Expenses	6,330	778	544	3,684
Payroll	8,481	9,617	-	-
Profit sharing (Note 27)	23,048	23,893	-	-
Other	62,887	57,263	11,344	6,565

Total	524,898	427,723	207,194	219,492

Consumers and Concessionaires: Refers to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named “Programa de Universalização”. Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

Research and Development and Energy Efficiency Programs (PEE, P&D, FNDCT and EPE) – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to monthly restatement, at the SELIC rates, to realization.

Advances: Current balances refer to advances made by consumers to carry out work and services. Noncurrent refers to the contribution made exclusively by the shareholder Chapecoense to Foz do Chapecó. The subsidiary CPFL Geração will contribute funds relating to its participation in proportion to the requirements of the Foz do Chapecó Project.

Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

22.SHAREHOLDERS’ EQUITY

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. The shares are negotiated abroad in the form of American Depositary Receipts – ADRs, which individually are represented by 3 common shares.

According to its Bylaw, the Company is authorized to increase its capital, when approved by the Board of Directors, of an additional 500,000,000 common shares. The Shareholders’ equity is represented by 479,910,938 outstanding common shares, without par value, distributed as follows:

	Amount of shares

	2008		2007

	Common		Common
Shareholders	Shares	Interest %	Shares	Interest %

VBC Energia S.A.	133,653,591	27.85	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	29,821,870	6.21	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	3,112	-
Executive Officers	31,152	0.01	30,964	0.01
Other Shareholders	78,033,923	16.26	77,714,111	16.19

Total	479,910,938	100.00	479,910,938	100.00

22.1 - Interest on Shareholders’ Equity and Dividend

In July 2008, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 601,576, corresponding to R$ 1.253516809 per share, on the results of the first half-year of 2008.

During 2008, the Company made a payment of R$ 1,315,355 in respect of the dividends declared on December 31, 2007 and June 30, 2008.

22.2 – Allocation of Net Income for the Year

The Company’s By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, the Company’s management is proposing distribution of the remaining balance of the net income, through the declaration of R$ 606,105 in the form of dividends, corresponding to R$ 1.262952547 per share, as shown below:

Net income	1,275,692
Adjustment of Law n° 11,638/07 and Provisional Measure n° 449/08 (note 2)	(4,318)
Lapsed Dividend	92
Constitution of Legal Reserve	(63,785)

Net Income Base for Allocation	1,207,681
Interim Dividend	(601,576)
Proposed Dividend	(606,105)

22.3 – Adjustments on the accumulated deficit

In 2007, the adjustment on the accumulated deficit relates to the effect of initial adoption of Law No 11,638/07. The adjustment basically reflected the adoption of CPC 14 – “Financial instruments”, which requires the accounting of certain financial instruments at fair value. Further details are mentioned in note 2.1 and note 31.

23.OPERATING REVENUES

	No. of Consumers (*)			GWh (*)			R$ thousand

Revenue from Eletric Energy Operations	2008	2007	2006	2008	2007	2006	2008	2007	2006

Consumer class
Residential	5,564,167	5,368,159	4,937,060	11,649	10,766	9,489	4,499,677	4,555,313	3,922,483
Industrial	77,678	87,091	81,178	16,066	16,692	16,882	4,096,703	4,123,411	3,662,592
Commercial	494,103	483,929	448,440	6,938	6,509	5,779	2,411,256	2,494,199	2,145,111
Rural	233,420	264,642	236,792	2,449	2,511	1,966	438,726	482,039	369,114
Public Administration	42,172	40,766	36,786	1,027	972	862	339,364	352,223	303,339
Public Lighting	6,683	4,882	2,560	1,355	1,284	1,152	267,188	276,622	241,337
Public Services	6,520	6,291	5,640	1,634	1,590	1,472	420,279	448,637	390,015

Billed	6,424,743	6,255,760	5,748,456	41,118	40,324	37,602	12,473,193	12,732,444	11,033,991
Own Consumption	724	714	628	32	30	25	-	-	-
Unbilled (Net)	-	-	-	-	-	-	(66,184)	(32,826)	75,361
Emergency Charges - ECE/EAEE	-	-	-	-	-	-	1	48	3,052
Regulatory assets and liabilities (note 3)	-	-	-	-	-	-	(112,396)	(344,450)	(213,124)

Electricity sales to final consumers	6,425,467	6,256,474	5,749,084	41,150	40,354	37,627	12,294,614	12,355,216	10,899,280

Furnas Centrais Elétricas S.A.				3,034	3,026	3,026	322,879	298,818	273,480
Other Concessionaires and Licensees				5,077	3,842	3,484	554,620	284,983	200,376
Current Electric Energy				1,440	1,863	951	70,840	99,141	26,673

Electricity sales to wholesaler				9,551	8,731	7,461	948,339	682,942	500,529

Revenue due to Network Usage Charge - TUSD							858,117	799,634	691,896
Regulatory Assets and Liabilities (note 3) - Low Income Consumer´s Subsidy							62,943	13,934	23,835
Other Revenue and Income							207,900	355,658	111,512

Other operating revenues							1,128,960	1,169,226	827,243

Total							14,371,913	14,207,384	12,227,052

(*) Information not examined by the independent accountants

In Revenue due to Network Usage Charge – TUSD, R$ 109,655 in 2008 relates do the CUSDg pass-through agreement with AES Tietê, as mentioned in Note 6.

The changes in Other Revenue and Income are mainly due to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

24. COST OF ELECTRIC ENERGY

	GWh (*)			R$ thousand

Electricity Purchased for Resale	2008	2007	2006	2008	2007	2006

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	11,085	10,990	10,761	976,638	982,990	886,087
Furnas Centrais Elétricas S.A.	1,261	1,207	892	98,004	88,598	63,161
CESP - Cia Energética de São Paulo	1,711	1,071	372	137,411	83,999	26,291
Cia de Geração de Energia Elétrica do Tietê	302	377	387	28,140	32,631	32,800
Duke Energy Inter. Ger. Paranapanema S.A.	219	1,195	939	15,930	116,076	88,614
Tractebel Energia S.A.	7,128	8,110	6,690	941,865	1,006,452	801,003
Petróleo Brasileiro S.A. Petrobrás	1,718	1,717	1,717	194,004	195,924	198,584
CHESF - Cia Hidro Elétrica do São Francisco	1,121	634	455	89,901	43,223	27,475
CEMIG - Cia Energética de Minas Gerais	723	295	250	77,347	22,472	18,184
TermoRio S.A.	309	-	-	63,083	-	-
Enguia Gen	72	-	-	39,615	-	-
AES Uruguaiana Ltda.	1,243	1,244	1,119	112,690	163,188	123,883
Câmara de Comercialização de Energia Elétrica - CCEE	2,820	783	589	246,689	108,429	18,660
Other	3,436	2,051	1,053	503,154	249,273	128,363

	33,148	29,674	25,225	3,524,471	3,093,255	2,413,105
Energy Purchased in the Free Market - ACL	16,183	18,488	20,773	1,497,619	1,313,965	1,375,919

	49,331	48,162	45,998	5,022,090	4,407,220	3,789,024
Regulatory assets and liabilities (note 3)	-	-	-	239,291	48,726	(26,508)
Credit of PIS and COFINS	-	-	-	(473,709)	(403,666)	(343,319)

Subtotal	49,331	48,162	45,998	4,787,672	4,052,280	3,419,197

Electricity Network Usage Charge
Basic Network Charges				840,325	633,490	563,910
Transmission from Itaipu				73,928	66,602	62,013
Connection Charges				52,744	49,314	32,929
Charges of Use of the Distribution System				24,718	15,392	2,665
System Service Charges - ESS				166,321	5,016	21,039

				1,158,036	769,814	682,556
Regulatory assets (note 3)				(166,312)	(1,413)	167,628
Credit of PIS and COFINS				(87,936)	(65,620)	(76,107)

Subtotal				903,788	702,781	774,077

Total				5,691,460	4,755,061	4,193,274

(*) Information not examined by the independent accountants

In Basic Network Charges, R$ 98,396 of the amount recorded in 2008 relates to the agreement on collection for use of the distribution network from CTEEP as mentioned in Note 6.

25.OPERATING EXPENSES

	2008	2007	2006

Sales Expenses
Personnel	67,029	55,388	47,897
Materials	2,919	2,444	9,931
Outside Services	69,853	59,669	31,721
Allowance for Doubtful Accounts	36,585	47,534	83,324
Depreciation and Amortization	11,082	9,977	7,078
Collection Tariffs and Services	48,481	47,570	50,090
Other	10,512	205,471	14,190

Total	246,461	428,053	244,231
General and Administrative Expenses
Personnel	142,806	115,537	102,639
Materials	7,225	5,548	5,258
Outside Services	153,565	149,450	130,126
Leases and Rentals	5,684	4,397	3,852
Depreciation and Amortization	22,004	20,386	18,311
Publicity and Advertising	5,527	11,644	8,657
Legal, Judicial and Indemnities	19,719	24,574	29,229
Donations, Contributions and Subsidies	6,117	7,324	4,005
Other	22,525	15,044	12,332

Total	385,172	353,904	314,409
Other Operating Expenses
Inspection Fee	24,803	21,258	17,942
Loss on the write-off of noncurrent assets	12,284	23,780	-
Loss due to Non Use of Studies and Projects	14,567	5,914	-
Allowance for RTE and Free Energy Losses (note 3)	800	9,735	1,038
Other	563	4,383	407

Total	53,017	65,070	19,387

Intangible of concession amortization	192,029	176,306	151,844

Total	876,679	1,023,333	729,871

The changes in “Other” in Sales Expense is due mainly to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

26.FINANCIAL INCOME (EXPENSE)

	2008	2007	2006

Financial income
Yield on temporary cash investments	134,728	106,635	132,397
Late payment charges	112,297	111,057	92,003
Interest on prepaid income and social contribution taxes	6,417	18,823	17,116
Monetary variations	-	118,010	-
Interest — CVA and Parcel “A” .	45,720	68,300	106,817
Discount on purchase of ICMS credit	11,469	14,557	13,503
Interest — Extraordinary tariff adjustment (note 3)	604	20,542	51,488
Dividends received from noncontrolling investments	-	87	4,667
Increase in PIS and COFINS	-	-	122,140
PIS and COFINS - Interest on shareholder’s equity	(18,133)	(17,761)	(14,760)
Derivatives	294,211	-	-
Other	55,978	59,092	72,523

Subtotal	643,291	499,342	597,894

Financial expense
Debt charges	(593,527)	(526,423)	(535,072)
Banking expenses	(2,291)	(81,175)	(65,507)
Monetary variations	(419,641)	-	(2,127)
Derivatives	-	(232,529)	(99,569)
Other	(42,153)	(33,921)	(46,082)

Subtotal	(1,057,612)	(874,048)	(748,357)

Net financial expense	(414,321)	(374,706)	(150,463)

27.EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 34,641 was recorded in 2008 in the consolidated financial statements (R$ 28,699 in 2007). After the prepayment in 2008, a balance of R$ 23,048 is provisioned in the consolidated financial statements (Note 21).

28.SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2008
Revenues	12,778,694	385,651	1,207,557	11	-	14,371,913
(-) Intersegment revenues	51,804	546,318	882,352	-	(1,480,474)	-
Operating income (loss) (a)	1,525,173	546,986	301,966	(38,105)	-	2,336,020
Income before income taxes	1,395,575	321,521	314,219	(109,616)	-	1,921,699
Net Income	916,868	241,936	217,501	(100,613)	-	1,275,692
Total Assets (c)	9,389,542	4,507,553	387,570	1,958,507	-	16,243,172
Capital Expenditures	664,602	501,709	11,277	316	-	1,177,904
Depreciation and Amortization (b)	473,836	88,023	2,965	100	-	564,924

2007
Revenues	12,985,618	329,227	892,539	-	-	14,207,384
(-) Intersegment revenues	11,557	371,990	985,397	-	(1,368,944)	-
Operating income (loss) (a)	2,055,374	465,041	352,211	(25,370)	-	2,847,256
Income before income taxes	1,890,969	319,751	358,106	(96,276)	-	2,472,550
Net Income	1,235,771	281,853	239,292	(116,189)	-	1,640,727
Total Assets (c)	11,068,728	3,851,905	255,772	421,596	-	15,598,001
Capital Expenditures	700,728	445,334	1,113	6,210	-	1,153,385
Depreciation and Amortization (b)	469,888	76,785	1,388	100	-	548,161

2006
Revenues	11,249,034	282,091	695,927	-	-	12,227,052
(-) Intersegment revenues	7,980	224,132	1,138,196	-	(1,370,308)	-
Operating income (loss) (a)	1,645,063	369,807	275,760	(18,913)	-	2,271,717
Income before income taxes and extraordinary item	1,459,623	257,875	282,734	170,859	-	2,171,091
Net Income	1,095,296	165,252	188,398	(44,850)	-	1,404,096
Total Assets (c)	10,388,503	3,173,930	180,891	305,457	-	14,048,781
Capital Expenditures	526,954	265,881	4,295	105	-	797,235
Depreciation and Amortization (b)	406,502	67,962	242	8	-	474,714

(*)	Refers to investment in other subsidiaries that act as a holding company.

	(a)	Operating income for the commercialization segment includes the effect of intersegment transactions. The commercialization intersegment transactions are principally with the distribution segment.

	(b)	From the total amount of depreciation and amortization described above R$ 225,115 as of December 31, 2008, R$ 206,669 in 2007 and R$ 177,233 in 2006 is classified as Operating Expenses which is comprised of R$ 192,029 (R$ 176,306 in 2007 and R$ 151,844 in 2006) related to Amortization of Intangible assets and R$ 33,086 (R$ 30,363 in 2007 and R$ 25,389 in 2006) related to sales, marketing, general and administrative expenses (note 25).

	(c)	The intangible asset recorded in the parent Company was allocated to the respective segments.

29.RELATED PARTY TRANSACTIONS

The Company’s main shareholders comprise the following groups:

  VBC Energia S.A.
  Controlled by two major Brazilian industrial groups: Camargo Corrêa, with diverse operations in segments such as construction, cement, footwear, textiles, aluminum and highway concessions, among others; and Votorantim, which operates in various business segments, including pulp and paper, aluminum, metal and steel, among others (See Note 33 concerning change in share control).
  Bonaire Participações S.A.
  Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobrás de Seguridade Social – PETROS and (d) Fundação SABESP de Seguridade Social – SABESPREV.

  521 Participações S.A.

Controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1 (Operations). Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties. Those entities in which the controlling shareholders participate in the respective Boards of Directors, even without exercising control, are regarded as exercising significant influence. Balances and transactions involving related parties are shown in tables 29.1 and 29.2.

The main transactions are described below:

a) Bank deposits and short-term investments – Refer mainly to bank deposits and short-term financial investments, in accordance with Note 4.

b) Loans and Financing, debentures and derivatives contracts - Funds raised in accordance with Note 15 and Note 16, contracted under normal market conditions, in force at the time.

c) Other Financial Transactions – The amounts in relation to Votorantim Energia and Banco Itaú are basically financial guarantee costs. The amounts in relation to Banco do Brasil are bank costs and collection expenses. The Company also has an Exclusive Investment Fund, managed by Votorantim Asset Management and BB DTVM, which charge management fees under normal market conditions for such management. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which will be appropriated as income in the consolidated statement of income over the term of the contract.

d) Property, plant and equipment, Materials and Service Provision – Refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e) Energy sales in the free market – Refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f) Energy purchases in the free market – Refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g) Other revenue – Refers basically to revenue from rental of use of the distribution system for telephony services.

The subsidiaries that are concessionaires of the public distribution service charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

In addition, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, in accordance with Note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing such transactions.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 15 and 16.

The total remuneration of key management personnel in 2008, as required by CVM Resolution nº 560/08, was R$ 12,392. This amount comprises R$ 11,994 in respect of short-term benefits and R$ 398 for post-employment benefits.

29.1 Transactions between related parties involving controlling shareholders and entities under common control or with significant interest

	Assets		Liabilities		Revenue		Expense		Purchases

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Bank deposits and short–term investments
Banco do Brasil	67,480	38,120	-	-	2,663	2,117	383	3,398	-	-
Banco Itaú S.A.	26,145	95,086	-	-	616	954	33	1,705	-	-
Banco Votorantim S.A.	57,390	52,970	-	-	7,227	6,948	-	-	-	-

Loans and Financing and Derivatives contracts
Banco do Brasil	266,531	-	1,036,739	767,109	-	-	84,109	92,232	-	-
Banco Itaú S.A.	2,943	-	101,263	103,425	-	-	3,110	15,014	-	-

Other financial transactions
Banco do Brasil S.A.	-	-	8,646	-	455	-	2,403	4,864	-	-
Banco Itaú S.A.	-	-	-	-	-	-	1,536	5,633	-	-
Votorantim Energia Ltda	-	-	-	-	-	-	192	117	-	-
Votorantim Asset Management	-	-	-	-	-	-	200	115	-	-
BB DTVM	-	-	-	-	-	-	5,686	6,274	-	-

Energy sales in the free market
Camargo Correa Cimentos S.A.	-	-	-	-	2,028	-	-	-	-	-
Cimento Rio Branco S.A.	7	-	-	-	641	7,402	-	-	-	-
Citrovita Agroindustrial Ltda	2	2	-	-	-	-	-	-	-	-
Companhia Vale do Rio Doce	-	-	-	-	1,024	2,801	-	-	-	-
NC Energia S.A.	2,055	530	-	-	23,652	8,699	-	-	-	-
Ripasa S.A Celulose e Papel	-	5	-	-	4,586	4,125	-	-	-	-
Santista Textil S.A.	-	-	-	-	2,724	1,852	-	-	-	-
Siderúrgica Barra Mansa S.A.	28	-	-	-	-	-	-	-	-	-

Energy purchases in the free market
Celesc – Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	1,642	-	-
Cemig Geração e Transmissão S.A.	-	-	-	-	-	-	906	12,503	-	-
Companhia Vale do Rio Doce	-	-	-	-	-	-	466	-	-	-
Votener – Votorantim Comercializadora de Energia Ltda	-	-	-	-	21,555	10,949	1,964	-	-	-
Property, plant and equipment, Materials and Service Provision
Anfreixo S.A.	-	-	-	-	-	-	-	-	7	13
Brasil Telecom S.A.	-	-	56	19	-	-	1,088	1,585	-	-
Camargo Correa Cimentos S.A.	-	-	3	-	-	-	222	246	-	-
Camargo Correa Equipamentos e Sistemas S.A.	-	-	346	-	-	-	-	-	4,998	5,472
Camargo Correa S/A	-	-	-	-	-	-	-	136	-	-
Cemig Distribuição S.A.	-	-	-	-	-	-	-	30	-	-
Cimento Rio Branco S.A.	-	-	6	655	-	-	-	-	-	14,467
Companhia Brasileira de Aluminio	-	-	-	305	-	-	3,002	3,176	880	7,805
Companhia de Eletricidade do Estado da Bahia –Coelba	-	-	-	13	-	-	221	115	-	-
Construções e Comércio Camargo Correa S.A.	11,187	1,300	561	9,444	-	-	-	-	127,904	167,993
Essencis Co–Processamento Ltda	-	-	-	-	-	-	21	-	-	-
Essencis Remediação S.A.	-	-	-	-	-	-	25	-	-	-
Essencis Soluções Ambientais S.A.	-	-	-	-	-	-	56	-	-	-
Petroflex Ind. E Com. S.A.	-	-	-	-	-	-	4,316	2,263	-	-
Ripasa S.A. Celulose e Papel	-	-	-	-	47	52	-	-	-	-
Siderúrgica Barra Mansa S.A.	-	-	-	706	-	-	-	-	1,684	5,691
Tivit Tecnologia da Informação S.A.	-	-	-	-	-	-	-	1,595	-	-
Tivit Terceirização de Tecnologia e Serviços S.A.	-	-	348	37	-	-	4,440	1,884	-	-
Votorantim Cimentos Brasil Ltda	-	-	6	318	-	-	-	-	17,658	1,677
WEG Equipamentos Elétricos S.A	-	-	1,391	-	-	-	2,714	4,489	1,511	-
WEG Industriais S.A.	-	-	-	-	-	-	-	916	-	-

Other revenue
Brasil Telecom S.A.	-	828	-	-	10,499	9,846	-	-	-	-

29.2 Transactions between related parties involving subsidiaries and jointly-controlled:

	Assets		Liabilities		Revenue		Expense

	2008	2007	2008	2007	2008	2007	2008	2007

Dividend / Interest on shareholders' equity
Companhia Paulista de Força e Luz	289,654	418,555	-	-	-	-	-	-
Companhia Piratininga de Força e Luz	127,922	157,521	-	-	-	-	-	-
CPFL Geração de Energia S.A.	244,332	175,228	-	-	-	-	-	-
CPFL Comercialização Brasil S.A.	123,918	108,678	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	22,336	37,211	-	-	-	-	-	-
Rio Grande Energia S.A.	59,110	93,672	-	-	-	-	-	-
Perácio Participações S.A.	17,660	17,498	-	-	-	-	-	-

Expense allocation
Companhia Paulista de Força e Luz	1	-	141	3	-	-	1,703	-
Companhia Piratininga de Força e Luz	-	-	20	-	29	-	382	-
CPFL Comercialização Brasil S.A.	-	-	15	-	-	-	228	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	3	-	-	76	35

Intercompany loans
CPFL Atende Centro de Contatos e Atendimento Ltda	1,045	-	-	-	14	-	-	-

Advance for future capital increase
Perácio Participações S.A.	409,310	409,310	-	-	-	-	-	-

Other
Perácio Participações S.A.	4,233	4,233	-	-	-	-	-	-

30.INSURANCE (*)

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance policies cover the following:

DESCRIPTION	TYPE OF COVER	2008	2007

Property, Plant and	Fire, Lightning, Explosion, Machinery breakdown,
Equipment	Electrical Damage and Engeneering Risk	5,279,330	4,213,735
Transport	National Transport	75,600	43,700
Stored Materials	Fire, Lightning, Explosion and Robbery	27,830	36,700
Automobiles	Comprehensive Cover	11,163	86,639
Civil Liability	Electric Energy Distributors	220,424	166,615
Personnel	Group Life and Personal Accidents	127,715	116,974
Other	Operational risks and other	559,377	377,905

TOTAL		6,301,439	5,042,268

(*) Information not examined by the independent auditors.

The amounts for 2008 and 2007 include the risk cover in relation to CPFL Energia’s participation in the generation projects.

31. FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

I. Loans and receivables

These are financial assets with fixed or determinable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), (ii) dividends and interest on capital and, (iii) other credits (Note 11).

II. Calculated at fair value through profit or loss

These are financial assets that are (i) maintained for short-term trading, (ii) denominated at fair value with the objective of improving financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the statement of income.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

III. Held-to-maturity investments

These are non derivative financial assets with fixed or determinable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 5) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

IV. Available for sale

Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i.	Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of improving financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the statement of income.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii.	Not calculated at fair value through profit or loss

These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 14), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 21).

Risk Considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk arises from the possibility that the Company may incur losses and cash constraints on accounts due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the Company has contracted hedge/swap operations so that a great part of those liabilities are indexed to domestic index variations (CDI).

The Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans, financing and debentures. For some loans borrowed in local currency, the Company has, as counterparts, regulatory assets updated according to the variation of the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also increased the share of loans linked to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the subsidiaries in view of the dispersal in the number of customers and the policy of collection and supply cuts for delinquent customers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

Risk of Acceleration of Debts: The Company has loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company is exposed. Historically, the financial instruments contracted by the Company supported by these tools have produced adequate risk mitigation results. The Company is used to contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. Furthermore, the Company does not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly has internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the contractual conditions, discounted to present value at market interest rates, based on information obtained from the BM&F, Bovespa and Andima websites.

Accordingly, the market value of a security corresponds to its maturity value marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value, which may be compared to the amounts raised in the market, as of December 31, 2008 and 2007, as follows:

	2008		2007

	Accounting balance	Fair value	Accounting balance	Fair value

Loans and financing (note 15)	(2,946,401)	(2,750,478)	(2,883,222)	(2,759,980)
Debentures (note 16)	(2,709,078)	(2,735,823)	(2,434,613)	(2,462,556)

Total	(5,655,479)	(5,486,301)	(5,317,835)	(5,222,536)

Derivatives

As previously mentioned the Company uses derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company has an exchange hedge amount compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company are fully aligned with the debts protected, and in order to improve financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently, the respective debts were designated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company does not use hedge accounting for derivative operations.

The swap transactions of the Company as of December 31, 2008 are shown below:

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market	Counterparts

Derivatives for protection of debts designated at fair value
CPFL Paulista
Exchange variation hedge	161,604	(55,874)	105,730	163,596	(57,866)	yen	08/2009 to 01/2012	1,142,339	Over-the-counter	ABN, Banco do Brasil

CPFL Piratininga
Exchange variation hedge	13,554	-	13,554	13,428	126	dollar	02/2009	42,428	Over-the-counter	BNP Paribas

CPFL Geração
Exchange variation hedge	235,080	-	235,080	251,057	(15,977)	yen	04/2010 to 01/2011	486,760	Over-the-counter	Banco do Brasil

RGE
Exchange variation hedge	15,308	-	15,308	15,476	(168)	yen	09/2009	27,000	Over-the-counter	Banco do Brasil

Subtotal	425,546	(55,874)	369,672	443,557	(73,885)

Derivatives for protection of debts not designated at fair value
CPFL Energia (Parent Company)
Hedge interest rate variation(1)	-	(1,326)	(1,326)	(167)	(1,159)	CDI + spread	03/2009 to 09/2014	450,000	Over-the-counter	Citibank

CPFL Paulista
Exchange variation hedge	-	2,799	2,799	2,742	57	dollar	04/2009	11,450	Over-the-counter	HSBC, Itau BBA

CPFL Geração
Hedge interest rate variation(2)	554	-	554	635	(81)	IGP-M	06/2010	77,104	Over-the-counter	Unibanco, Santander, HSBC
Exchange variation hedge	7,003	-	7,003	6,177	826	dollar	01/2009 to 06/2009	64,898	Over-the-counter	HSBC, Santander, Itau BBA

	7,557	-	7,557	6,812	745

RGE
Hedge interest rate variation(1)	257	(3)	254	(7)	261	CDI + spread	06/2009 to 12/2013	380,000	Over-the-counter	Santander, Citibank
Exchange variation hedge	35	-	35	35	-	dollar	01/2009	366	Over-the-counter	HSBC

	292	(3)	289	28	261

Subtotal	7,849	1,470	9,319	9,415	(96)

Total	433,395	(54,404)	378,991	452,972	(73,981)

Current	36,520	(53,443)	(16,923)
Noncurrent	396,875	(961)	395,914

Total	433,395	(54,404)	378,991

* For further details of terms and informationa bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above at fair value, the effects were minimized by the option exercised by the Company also to mark at fair value the debts tied to hedge instruments. It is shown below the effects of marking the debts at fair value, offsetting the losses determined only for the respective tied derivatives:

Company	Derivative (*)	Debt	Net

CPFL Paulista	(57,866)	51,068	(6,798)
CPFL Piratininga	126	(181)	(55)
CPFL Geração	(15,977)	10,661	(5,316)
RGE	(168)	79	(89)

	(73,885)	61,627	(12,258)

(*) Refer only to debt derivatives designated at fair values.

The Company has recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In 2008 and 2007, the derivatives resulted in the following impacts on the consolidated statement of income:

	Hedged risk / Operation		2008	2007

Company		Account	Gain (loss)

CPFL Energia	Exchange variation	Financial expense - Swap transactions	8,126	(32,874)
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(412)	(22)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	2,629	(2,758)
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	40,003	(110,013)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	(53,067)	(3,788)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	13,428	(16,613)
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	126	-
CPFL Geração	Exchange variation	Financial expense - Swap transactions	277,553	(60,933)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	223	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	(11,104)	(3,804)
RGE	Exchange variation	Financial expense - Adm other financial exp	16,153	(2,848)
RGE	Interest rate variation	Financial expense - Adm other financial exp	302	2,318
RGE	Marking to market	Financial expense - Derivatives adjust fair value	251	(1,194)

			294,211	(232,529)

Effects of the initial compliance with CPC 14

Due to the initial compliance with CPC 14 – “Financial instruments”, the Company and its subsidiaries marked the derivatives and certain debts with tied derivatives at fair value retrospectively to January 1, 2007. The following table shows a breakdown of the adjustments made:

	2008		2007		Initial adoption of Law 11,638/07 (note 22.3)

Company	Derivative	Debt	Derivative	Debt	Derivative	Debt

CPFL Energia	2,629	(2,114)	(2,758)	2,727	(1,030)	(613)
CPFL Paulista	(53,067)	49,169	(3,788)	2,389	(954)	(490)
CPFL Piratininga	126	(181)	-	-	-	-
CPFL Geração	(11,104)	8,581	(3,804)	2,141	(324)	(61)
RGE	251	(103)	(1,194)	182	1,036	-

	(61,165)	55,352	(11,544)	7,439	(1,272)	(1,164)

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 106,567 to the IDB and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 32,572 for the year, which will only be recovered after the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 696,246. As a hedge against exchange exposure, the subsidiary contracted derivatives used as a hedge directly tied to the indebtedness of R$ 621,711. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 14,953 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction 475/08, the Company performed sensitivity analysis of the main risks to which its consolidated financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at December 31, 2008 were maintained, the simulation of the effects on the consolidated financial statements by type of financial instrument for three different scenarios would be:

Instruments	Exposure (R$ thousands)	Risk	Exchange depreciation of 7%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**

Financial asset instruments	66,008	apprec.dollar	4,621	16,502	33,004
Financial liability instruments	(340,737)	apprec.dollar	(23,852)	(85,184)	(170,369)
Derivatives - Plain Vanilla Swap	150,920	apprec.dollar	10,564	37,730	75,460

	(123,809)		(8,667)	(30,952)	(61,905)

Financial liability instruments	(1,456,286)	apprec.yen	(101,940)	(364,071)	(728,143)
Derivatives - Plain Vanilla Swap	1,456,286	apprec.yen	101,940	364,071	728,143

	-		-	-	-

	(123,809)		(8,667)	(30,952)	(61,905)

* In accordance with exchange graphs contained in information provided by the BM&F **In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of December 31, 2008 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 13.6% p.a.; IGP-M – 9.81% p.a.; TJLP – 6.25% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 560,468. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

Instruments	Exposure (R$ thousands)	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**

Financial asset instruments	1,375,189	CDI variation	(26,541)	46,756	93,513
Financial liability instruments	(2,610,384)	CDI variation	50,380	(88,753)	(177,506)
Derivatives - Plain Vanilla Swap	(1,650,162)	CDI variation	31,848	(56,106)	(112,211)

	(2,885,357)		55,687	(98,103)	(196,204)

Financial liability instruments	(398,370)	IGP-M variation	3,426	(9,770)	(19,540)
Derivatives - Plain Vanilla Swap	71,099	IGP-M variation	(611)	1,744	3,487

	(327,271)		2,815	(8,026)	(16,053)

Financial liability instruments	(2,175,262)	TJLP variation	5,438	(33,988)	(67,977)

Total decrease (increase)	(5,387,890)		63,940	(140,117)	(280,234)

* The CDI, IGP-M and TJLP indexes considered of 11.67%, 8.95% and 6%, respectively, were obtained from information available in the market **In compliance with CVM Instruction 475/08

32.COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

	Duration	2009	2010	2011	2012	Thereafter	Total

Energy purchase contracts (except Itaipu)	2 to 20 years	4,659,026	5,199,031	5,762,177	5,927,696	81,212,452	102,760,382
Itaipu	20 years	779,634	825,864	863,067	897,181	14,398,392	17,764,138
Power plant construction projects (a)	2 to 31 years	339,067	130,183	33,843	4,903	13,300	521,296

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share, public utilities liabilities (note 12), and bank guarantees relating to the jointly-controlled under development companies described in Note 1.

33.SUBSEQUENT EVENTS

33.1 - Tariff adjustment

33.1. a) CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista

On January 27, 2009, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, as shown in the following table:

	CPFL Santa	CPFL	CPFL	CPFL Leste	CPFL Sul
	Cruz	Jaguari	Mococa	Paulista	Paulista

Verified Revenue	192,302	77,004	47,999	73,724	87,327
Sector Charges	23,419	13,993	5,932	9,573	13,090
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637
Transmission of Energy	19,238	9,647	5,594	8,727	11,092

Parcel A total	139,878	64,853	34,967	47,713	66,819
Parcel B total	72,974	20,626	18,083	33,810	30,810

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629
Financial Components	28,530	300	351	1,924	(149)

Total revenue	241,382	85,779	53,401	83,447	97,480

Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%
Total tariff adjustment	24.09%	11.36%	11.18%	12.94%	11.64%

ANEEL also ratified the final result of the second tariff review cycle of the above-mentioned companies, as shown below:

	Financial Repositioning		Xe Factor

	Provisional	Final	Provisional	Final

CPFL Santa Cruz	-9.73%	-17.05%	0.22%	0.00%
CPFL Jaguari	-0.35%	-3.79%	2.10%	1.69%
CPFL Mococa	-8.40%	-10.41%	0.24%	0.00%
CPFL Leste Paulista	-2.69%	-3.22%	1.07%	0.57%
CPFL Sul Paulista	-2.98%	-4.73%	1.31%	0.74%

For further information on the effects of the second tariff review cycle on the accounts, see Note 3c.1.

33.1. b) CPFL Paulista and RGE

On April 7, 2009 and April 14, 2009, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Paulista and RGE, respectively.

	CPFL Paulista	RGE

Verified Revenue	4,640,667	1,902,839

Sector Charges	690,911	222,227
Purchase of Electric Energy	2,793,363	1,089,099
Transmission of Energy	425,052	201,789

Parcel A	3,909,326	1,513,115

Parcel B	1,361,615	588,468

Income Required (Parc. A + B)	5,270,941	2,101,583
Financial Components	402,812	178,722

CVA	232,828	113,340
Energy surpluses and shortages	28,125	(1,949)
Advances	117,093	138,013
Low Income Subsidy	33,047	1,519
Discounts on TUSD and Irrigation Subsidy	6,122	1,625
Connection and Frontier Charges	3,932	(2,073)
2008 tariff review recalculation	(11,979)	(50,899)
Subsidy for Cooperatives	-	(16,178)
CCEAR exposure	(5,534)	-
Other components	(821)	(4,676)

Financial Repositioning	13.58%	10.44%
Financial Components	7.64%	8.50%
Total Repositioning	21.22%	18.95%

ANEEL also ratified the final result of the second tariff review cycle of the above-mentioned companies, as shown below:

	Financial Repositioning		Xe Factor

	Provisional	Final	Provisional	Final

CPFL Paulista	-13.69%	-14.07%	0.83%	0.96%
RGE	-5.38%	-8.11%	0.66%	0.00%

33.2 - Change of share control

On January 30, 2009, in a Relevant Fact announced to the market, the shareholder VBC Energia S.A. disclosed the signing of the Share Purchase Agreement and Other Covenants by Camargo Corrêa S.A. (“CCSA”), Construções e Comércio Camargo Corrêa S.A. (“CCCC”), and Votorantim Participações S.A. (“VPAR”), for the purchase of all the shares held by VPAR in Átila Holdings S.A., representing 50% of the voting and total capital of VBC Energia S.A.

As a result of this acquisition, which occurred on February 20, 2009, CCSA indirectly holds all the shares of VBC Energia S.A.. This operation does not represent conveyance of control of VBC Energia S.A. or of the Company for purposes of Law nº. 6,404/76.

33.3 – Restructuring transaction of Perácio, CPFL Jaguariúna and subsidiaries

As described in note 1, the corporate restructuring involving CPFL Energia, Perácio, CPFL Jaguariúna and its subsidiaries was concluded during the first quarter of 2009.

The first step of this restructuring consisted in the merger of Perácio by CPFL Jaguariúna. Perácio was therefore terminated and the subsidiary CPFL Jaguariúna succeeded to its assets, rights and obligations.

The second step consisted in the spin-off of CPFL Jaguariúna, through (i) the transfer of goodwill and related tax benefit to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração, and (ii) a capital reduction in which it basically transferred the investments in the aforementioned subsidiaries to the parent Company.

After the restructuring, CPFL Energia now holds directly the investments in CPFL Jaguariúna, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração. This transaction had no effect on the Company’s shareholders equity or results of operations.

33.4 – Issuance of promissory notes and Debentures

In April, 2009, it was approved and issued by the respective Board of Directors the issuance of promissory notes to the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari. The subsidiaries, issued promissory notes totaling R$495 million in the consolidated, of which R$445 million will become due in 360 days and the remaining R$50 million will become due in 180 days. These notes were issued at 118% of CDI, and were guaranteed by CPFL Energia.

In May, 2009, the Board of Directors approved the issuance of Debentures for the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Brasil. In the consolidated, the Company expects to borrow R$890 million which will be used to prepay the promissory notes issued in April 2009 and to finance the capital expenditures planned for 2009 and 2010, including the construction of Foz do Chapecó powerplant. These transactions are expected to be concluded by July 2009.

34. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP as of December 31, 2008 and 2007 and for each of the three years 2008, 2007 and 2006.

I - Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	2008	2007	2006

Net income under Brazilian Accounting Principles	1,275,692	1,640,727	1,404,096
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(1,747)	(3,305)	-
Interest capitalized under U.S. GAAP	30,514	32,577	25,986
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	730	627	552
Depreciation of capitalized interest under U.S. GAAP	(7,798)	(7,917)	(4,829)
Effect of disposals on capitalized interest	(255)	(279)	10
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(40,080)	(48,247)	(41,523)
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles	8,038	6,873	2,839
Effect of disposals on capitalized administrative costs	196	141	130
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(223)	(224)	(217)
Effect of disposals on monetary restatement	(17)	(14)	(17)
Special obligations:
Effect of depreciation under U.S. GAAP	-	-	(33,596)
Accounting for the effects of regulation:
Reversal for expenditure on research and development and energy efficiency programs	-	48,517	10,071
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	5,090	539	(47,738)
Effect of disposals of property, plant and equipment	(12,118)	(13,081)	(14,550)
Reversal of intangible assets of concession amortization under Brazilian Accounting Principles	192,029	176,306	147,645
Amortization of intangible assets of concession under U.S. GAAP	(218,072)	(209,761)	(261,445)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of deferred tax expense related to the amortization of merged goodwill recorded under Brazilian
Accounting Principles	66,091	46,025	38,452
Accounting for the leasing transactions:
Reversal of revenues recorded under Brazilian Accounting Principles, net of taxes on revenues	(322,878)	(298,903)	(273,480)
Recognition of income on the investment in direct financing lease under U.S. GAAP, net of taxes on revenues	278,874	257,064	248,446
Reversal of depreciation recorded under Brazilian Accounting Principles	22,728	22,892	22,810
Deferred costs:
Operating expenses – amortization of preoperating expenses capitalized under Brazilian Accounting
Principles, net	14,853	1,078	6,693
Pension and other benefits:
Difference in actuarial liability	5,777	5,992	2,479
Reversal of extraordinary item recorded under Brazilian Accounting Principles	-	-	49,288
Financial Instruments:
Adjustment to record derivative contracts at fair value	-	-	1,289
Adjustment to record loans and financing at fair value	(49,316)	(7,742)	-
Amortization of loan guarantees — FIN 45	(3,426)	(5,595)	(3,805)
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	(4,206)	11,839	(41,262)
Other	(105)	(2,085)	1,462
Deferred income and social contribution taxes effect on the above adjustments	15,487	42,221	30,911
Effect of above adjustments on noncontrolling interest	(2)	(2,287)	(5)

Net income under U.S. GAAP	1,237,240	1,675,362	1,252,076

Other comprehensive income (loss) – post-retirement benefit obligation, net of tax effects	(360,444)	(6,184)	88,595

Comprehensive income under U.S. GAAP	876,796	1,669,178	1,340,671

Weighted average number of common shares outstanding — basic	479,910,938	479,762,222	479,756,643
Basic earnings per share	2.578	3.492	2.610

Weighted average number of common shares outstanding — diluted	479,910,938	479,762,222	479,756,643
Diluted earnings per share	2.578	3.492	2.610

	2008	2007

Shareholders’ equity under Brazilian Accounting Principles	5,018,619	4,950,516
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(35,184)	(33,540)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	19,036	18,370
Capitalization of interest under U.S. GAAP	245,920	215,926
Accumulated depreciation	(56,430)	(48,858)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(209,008)	(169,201)
Reversal of accumulated depreciation	26,826	18,865
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,785	12,826
Accumulated depreciation	(7,320)	(7,121)
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	1,005,342	985,417
Accumulated depreciation	(276,700)	(249,747)
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles	(3,761,459)	(3,761,460)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other" noncurrent asset	12,828	12,828
Reversal of accumulated amortization	1,374,977	1,182,948
Recognition of intangible asset of concession under U.S. GAAP	5,679,070	5,677,996
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,896,018)	(1,659,330)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(962,830)	(962,830)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	213,107	147,016
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	488,369	534,312
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(940,455)	(942,394)
Reversal of accumulated depreciation	241,218	218,490
Deferred costs:
Reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(37,015)	(45,952)
Reversal of amortization of preoperating expenses capitalized under Brazilian Accounting Principles	22,171	16,255
Pension and other benefits:
Difference in actuarial liability	(289,006)	251,345
Financial Instruments:
Adjustment to record loans and financing at fair value	(55,591)	(6,275)
Accumulated amortization of loan guarantees — FIN 45	(17,832)	(14,406)
Founder shares	(5,237)	(5,237)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated proportionally under Brazilian Accounting Principles	(27,973)	(23,776)
U.S. GAAP adjustments on investment at cost	(115,283)	(113,919)
Reversal of proposed dividends	606,105	718,889
Other	(2,167)	(1,978)

Deferred income and social contribution taxes effect on the above adjustments	(396,694)	(597,855)
Effect of the above adjustments on minority interest	77,559	77,187

Shareholders’ equity under U.S. GAAP	6,448,184	6,891,761

II – Statement of changes in shareholder’s equity in accordance with U.S. GAAP

	Year Ended December 31,

	2008	2007	2006

Shareholders’ equity under U.S. GAAP — beginning balance	6,891,761	6,781,355	6,271,133
Comprehensive income:
Net income for the year	1,237,240	1,675,362	1,252,076
Other comprehensive income (loss) – pension plan, net of tax effects of R$ 185,683 (2007 – R$ 3,197 and 2006 – R$ 45,640)	(360,444)	(6,184)	88,595

	876,796	1,669,178	1,340,671
Capital increase	-	5,513	-
Treasury shares	-	-	8
Lapsed dividend	92	-	-
Dividends and Interest on shareholders’ equity	(1,320,465)	(1,564,285)	(1,001,176)
Adjustment to other comprehensive income – related to pension plan, net of tax effects of R$ 87,995 and minority interest of R$91	-	-	170,719

Shareholders’ equity under U.S. GAAP — ending balance	6,448,184	6,891,761	6,781,355

Accumulated other comprehensive income (expense), net of tax effects of R$ 100,887 (2007 – R$ 84,796 and 2006 – R$ 87,995) and minority interest of R$ 91 for 2006	(195,842)	164,602	170,719

Pursuant to the adoption of SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of December 31, 2006, the Company recognized an adjustment in the amount of R$ 170,719. In 2007, due to acquisition of RGE’s minority interest, the Company acquired R$ 67 of its adjustment to other comprehensive income account, in addition to the R$ 6,184 recorded as expenses.

III – Description of GAAP differences

Following is a summary of the significant differences between Brazilian Accounting Principles and U.S. GAAP:

a) Capitalization of Interest Costs

Under Brazilian Accounting Principles, the Company capitalizes interest costs of borrowed funds only for those transactions in which it was established by contract the direct use of funds. Additionally, the Company has capitalized through December 31, 2001 inputted interest on shareholders’ funds applied to construction in progress.

Under U.S. GAAP, in accordance with SFAS 34, Capitalization of Interest Costs, interest incurred on borrowings is capitalized by the weighted average cost, to the extent that borrowings do not exceed construction in progress. Interests on shareholders’ funds are not capitalized. Under U.S. GAAP, the amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

b) Capitalization of Administrative Costs

Under Brazilian Accounting Principles, from 2005 up to 2007, administrative expenses under fixed assets in progress were capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. From this date on, the Company changed this criterion to that one adopted until March 2002, which consists in to capitalize administrative expenses by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. This practice is not accepted under U.S. GAAP and consequently, the effects have been reversed in the U.S. GAAP reconciliation.

c) Monetary restatement of 1996 and 1997

As mentioned in Note 2.2. f, under Brazilian Accounting Principles, the Company was required to discontinue accounting for the effects of inflation in Brazil as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997, and consequently, the Company continued to record the effects of inflation using the Market General Price Index (IGP-M) up to 1997.

The U.S. GAAP income adjustment represents the depreciation of the monetary restatement and disposals of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

d) Special Obligations Linked to the concession

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

This normative resolution modified the terms of the tariff rate setting process which, among other aspects, established that the fixed assets’ depreciation arising from assets acquired using funds provided by Special Obligations would no longer be considered as a component of the tariff to be granted to the concessionaire. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian Accounting Principles changed and, as from 2007, it has been amortized prospectively since the date of the corresponding tariff revision for each distribution concessionaire.

As a consequence of this change in regulation, the accounting treatment adopted under Brazilian Accounting Principles and U.S. GAAP, related to Special Obligations had to be aligned at that time, and certain adjustments to the balances under U.S. GAAP related to Special Obligations were recorded in 2006. Accordingly, since Special Obligations’ amortization has been the same for Brazilian Accounting Principles and U.S. GAAP, no difference is recorded in the reconciliation note.

e) Accounting for the Effects of Regulation

Under Brazilian accounting principles, the Company is entitled by ANEEL to recognize regulatory assets and liabilities that will be settled in the future through a tariff mechanism (note 3). Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is an expectation that it will be included in the next tariff adjustment, which is performed by ANEEL on an annual basis.

Under U.S. GAAP, the Company is subject to the provisions of SFAS 71 “Accounting for the Effects of Certain Types of Regulation” and additional guidance as Emerging Issues Task Force (“EITF”) 92-7 “Accounting by Rate Regulatory Utilities for Certain Alternative Revenue Programs”.

All regulatory assets and liabilities, as described in note 3, refers to (i) costs that will be recovered (or reimbursed to the consumers) through a tariff mechanism, or (ii) deferred income which is expected to be recovered in a period that do not exceed 24 months.

Therefore, there is no adjustment related to the accounting effects of regulation, except for the research and development and energy efficiency programs as described below:

- Research and development and energy efficiency programs:

The Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This income is recorded on invoicing by the concessionaires, which also establish a provision in respect of expenditure not yet incurred for these programs, as mentioned in note 21.

A parcel of the amounts realized included amounts that were capitalized in the earlier years of the concession agreement. In accordance with U.S. GAAP, the provisions of SFAS 71 “Accounting for the Effects of Certain Types of Regulation” require recognition of the amount invoiced in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss).

Accordingly, the US GAAP adjustment until 2006 referred to the reversal of the income corresponding to the expenditure capitalized with the research and development and energy efficiency programs, and was only recognized on amortization of these assets.

During 2006 and 2007, several discussions were made by the distributions concessionaires and ANEEL regarding when research and development resources was initially applied, since it was only officially established after the first cycle of periodic tariff review which occurred in 2003. In its Official Letter No. 2,409/2007, ANEEL established additional guidelines and rules to be applied to 2007’s year ended closing, which made reference to the fact that research and development resources are those established through the tariff rate setting process.

Based in ANEEL’s Official Letter, the Company’s management considers that the amounts capitalized in the earlier years of the Concession were investments made by the Company, and the provisions recorded under U.S. GAAP should be completely reversed in 2007’s income statement. Accordingly, there are no difference between Brazilian Accounting Principles and U.S. GAAP regarding research and development and energy efficiency programs.

f) Business Combinations and Goodwill

Before Law nº 11,638/07, according to the accounting practice adopted in Brazil on the acquisition of subsidiaries, the difference between the purchases price paid and the book value was recorded as goodwill, which was amortized on a straight-line basis over a ten-year period if supported by projections of future profitability. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess was amortized over the remaining useful lives of the related assets. Companies also had the option to amortize the goodwill over the remaining term of the related concession. If the goodwill did not fall into one of the above categories, it was written off. The acquirer was permitted to defer amortization of goodwill for several months until the acquired company become operational.

The enactment of Law nº 11,638/07 and the publication of accounting pronouncements as “CPC 04 – Intangible Assets” and “CPC 13 - Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08”, modified the Brazilian Accounting Principles regarding this matter basically through the recognition of a new subgroup under Noncurrent Assets called “Intangibles” (note 2.2. g) which comprises (i) intangibles assets with finite useful lives subject to amortization (i.e. the right to exploit the concession), and (ii) intangible assets with indefinite useful lives subject annually to an impairment test (i.e. goodwill).

Pursuant to the new law, the goodwill that was related to the right to exploit the concession was reclassified to “intangible” with finite useful life and continues to be amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Under U.S. GAAP, pursuant to SFAS 141, “Business Combinations” are accounted for by the purchase method of accounting. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class.

Under U.S. GAAP, the Company allocated in its Intangible, the right to exploit the concession, similar to the new criteria established under Brazilian Accounting Principles. However it was calculated on the date of acquisitions based on models that discount the concession’s future cash flows to present value.

Additionally, under Brazilian Accounting Principles, up to 2003, this intangible was amortized by the straight line method and since 2004, as required by ANEEL, it has been amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee. However, under U.S. GAAP, the intangible determined through the purchase price allocation method has always been amortized based on the straight line method.

For all business acquisition, during the purchase price allocation, only R$ 7,777 was attributed to goodwill and recorded by the Company under U.S. GAAP.

Consequently, the U.S. GAAP adjustments represent the reversal of the intangible and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) — addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination after reducing to zero the amounts that otherwise would have been assigned to certain acquired assets.

  2007 – Acquisition of CPFL Jaguariúna (former CMS Brasil)

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

The fair values of the consolidated assets acquired and liabilities assumed at the acquisition date are summarized in the table below:

CPFL
Jaguariúna

Current assets	2,818
Noncurrent assets	766
Investment on subsidiaries (i)	418,941

Total assets acquired	422,525

Current liabilities	10,582
Noncurrent liabilities	-

Total liabilities assumed	10,582

Net assets acquired	411,943

(i) Investment in subsidiaries:

	CPFL Leste	CPFL Sul	CPFL	CPFL	Jaguari	CPFL	CPFL	Total
	Paulista	Paulista	Jaguari	Mococa	Geração	Planalto	Serviços

Current assets	24,812	41,887	23,738	16,276	4,987	221	7,478	119,399
Noncurrent assets	15,572	18,988	12,928	5,754	4	-	814	54,060
Investment on subsidiaries	-	-	-	-	56,572	-	-	56,572
Property, plant and equipment	94,297	61,998	46,321	32,723	-	-	3,773	239,112
Intangible assets	18,355	55,164	28,749	19,726	-	-	-	121,994

Total assets acquired	153,036	178,037	111,736	74,479	61,563	221	12,065	591,137
Current liabilities	22,527	26,557	22,214	10,964	56	274	2,360	84,952
Noncurrent liabilities	19,114	15,004	9,894	5,973	-	-	26	50,011

Total liabilities assumed	41,641	41,561	32,108	16,937	56	274	2,386	134,963

Net assets	111,395	136,476	79,628	57,542	61,507	(53)	9,679	456,174

% acquired	93.20%	87.80%	90.15%	89.75%	90.15%	100.00%	89.81%
Net assets acquired	103,820	119,826	71,785	51,644	55,449	(53)	8,693	411,164
Purchase price paid	103,820	119,826	71,785	51,644	55,449	(53)	16,470	418,941

Goodwill	-	-	-	-	-	-	7,777	7,777

Under U.S. GAAP, the purchase price allocation for this acquisition resulted in the identification of R$ 7,777 related to the goodwill.

• Pro forma information (unaudited):

The following summary presents the Company’s unaudited pro forma consolidated statement of operations for the years ended December 31, 2007 and 2006, in accordance with Brazilian Accounting Principles, as if the acquisition of CPFL Jaguariúna (in 2007), RGE and CPFL Santa Cruz (in 2006) had been completed at the beginning of each period.

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

g) Accounting for Lease transactions

The adjustment under this caption is comprised mainly by the Serra da Mesa Lease Agreement. As described in Note 1.2, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 49% of the related output. In exchange for the use of the plant, the Company receives 51% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted annually by inflation (IGP-M). Under Brazilian Accounting Principles, the lease is accounted for similar to an operating lease (note 12). Under U.S. GAAP, using the criteria set forth in SFAS 13, “Accounting for Leases,” the lease is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. Therefore, the contingent rentals for 2008, 2007 and 2006 was R$ 204,582, R$ 180,846 and R$ 169,803, respectively. The assets relating to this lease are presented separately in Note 12.

Following are the components of the net investment for all leasing transactions:

	Year ended December 31,

	2008	2007

Net investment in direct financing lease – current	43,559	44,531
Net investment in direct financing lease – noncurrent	444,810	489,781

Total net investment in direct financing lease	488,369	534,312

Minimum lease payments receivable (*)	5,764,167	5,652,901
Less: Unearned income	(5,275,798)	(5,118,589)

Total net investment in direct financing lease	488,369	534,312

(*) At December 31, 2008, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 321,995 in 2009, R$ 321,995 in 2010, R$ 321,995 in 2011, R$ 322,878 in 2012 and R$ 321,995 in 2013.

h) Deferred Costs

Before Law 11,638/07, the Company has capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

According to Law 11,638/07, beginning in 2009, the Brazilian Accounting Principles will be similar to U.S. GAAP, and the deferral of costs will not be allowed. However, the remaining balance as of December 31, 2008 will be maintained up to its complete amortization.

i) Pension and Other Benefits

Under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista, CPFL Piratininga and CPFL Geração. With the enactment of CVM Resolution No. 371/00 on December 13, 2000, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. As allowed by CVM Resolution No. 371/00, the Company elected to record the parcel of actuarial liabilities in excess of plan assets as of December 31, 2001 over five years, ending on December 31, 2006.

Under U.S. GAAP, SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS 87 and SFAS 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS 158 are presented in Note 34 (IV-a).

j) Financial Instruments

i. Fair value measurements

The Company recognizes derivatives, specific foreign currency debts, financial guarantees and founder shares at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In September 2006, the FASB issued SFAS 157, which defines a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurement; however it establishes additional disclosures about instruments measured at fair value. That pronouncement has been effective since January 1, 2008.

Furthermore, SFAS 157 also provides requirements of three-level hierarchy for fair value measurements based upon the observable and unobservable inputs to the valuation of a financial instrument at the measurement date. SFAS 157 defines observable inputs as market data obtained from independent sources, and unobservable inputs reflect market assumptions.

The three-level hierarchy of fair value is, as followed:

  Level 1: Quoted prices for identical instruments in active market;
  Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;
  Level 3: Instruments whose significant inputs are unobservable.

The classification according to the fair value hierarchy of Company´s financial instruments measured at fair value according to U.S.GAAP is determined in the table below:

	2008

	Level 1	Level 2

Cash equivalents	420,205	-
Investments for trading	204,383	-
Derivatives	-	378,991
Loans and financing	-	(1,572,424)

	624,588	(1,193,433)

The determination of fair value under Brazilian GAAP and the method required by SFAS 157 to determine fair value under US GAAP did not result in a material difference and has not been included in the income and shareholders' equity reconciliations between BR GAAP and US GAAP.

ii. Derivatives

As discussed in Note 31, in order to minimize its financing costs and to manage interest and exchange rate exposure, the Company enters into cross currency swap agreements to effectively convert a parcel of its foreign currency denominated variable-rate debt to Brazilian reais accruing interest at the CDI rate (Interbank deposit rate).

Before Law nº 11,638/07, under Brazilian Accounting Principles, any differential to be paid or received under these contracts was recorded in an accrual basis as an asset or liability, with a corresponding adjustment to interest expense in the statement of income. The fair value of these contracts was not recognized in the consolidated financial statements.

However, in 2008 the Brazilian accounting principle related to this matter was changed and the derivative instruments, as of January 1, 2007, are recognized on the balance sheet as either an asset or a liability, measured at fair value (note 31). Since the Company does not adopt hedging accounting, any change in the derivative’s fair value has been recognized since January 1, 2007 in the statement of income.

Since the current practice adopted in Brazil is similar to the accounting practice established by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” since January 1, 2007, no difference is no longer recorded in the reconciliation note.

iii. Loans and financing recorded at Fair Value

Law 11,638/07 and the Brazilian account pronouncement CPC 14 – Financial Instruments, changed the current accounting principle allowing the Company to choose to measure many financial instruments at fair value. Similar to SFAS 159 – “The Fair Value Option for Financial Assets and Financial Liabilities”, the objective is to improve financial reporting providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under Brazilian Accounting Principles, the Company has chosen to measure at fair value, any financial liability as loans and financing when it is linked directly to a derivative hedging instrument, also measured at fair value. As described in note 2.1, this accounting principle was established in Brazil in 2008, and it was applied retrospectively to January 1, 2007.

Since the Company, up to December 31, 2007, had not chosen to apply SFAS 159 as established by the transitional rule, under U.S. GAAP, every financial instruments with the characteristics described above remains recognized by the amortized cost. Consequently, the difference in accounting principles is reflected in the reconciliation note.

All financial liabilities contracted as of January 1, 2008 with the characteristics described above have the same classification under Brazilian Accounting Principles and U.S. GAAP, and therefore are measured at fair value.

iv. Effect of guarantees recorded under FIN 45

Under Brazilian Accounting Principles, no specific pronouncement addresses the accounting requirements for guarantees. Therefore, the issuance of guarantees is not recorded in the financial statements.

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

In 2004, 2005 and 2007, the Company issued guarantees for the jointly-controlled subsidiaries CERAN, ENERCAN and Foz do Chapecó, respectively, in an amount higher than its ownership interest in each subsidiary, as shown in the following table. In addition, there are other guarantees given by the subsidiaries’ shareholders, such as the pledge of their shares and the rights emerging from the concession. In case of default, the Company may take judicial action against the subsidiaries, in an attempt to recover any amounts disbursed. For more information regarding these loans see note 15.

Under U.S. GAAP, the Company does not consolidate CERAN, ENERCAN and Foz do Chapecó, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, pursuant to FIN No. 45, the Company is required to record a liability corresponding to the fair value of the guarantees issued amounting to R$ 48,170, R$ 3,036 and R$ 20,103 for CERAN, ENERCAN and Foz do Chapecó, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee. The CERAN’s, ENERCAN’s and Foz do Chapeco’s guarantees were issued until the loan’s final maturity, up to the Project Completion Date and until the power plant commercial start-up regarding guarantees, respectively.

The offsetting entries were recorded as asset and are being realized through realization of the amount relating to the Company’s investment, which represents the ownership interest in each jointly-controlled subsidiary, or through reimbursement to the Company by the other jointly-controlled shareholder.

			Foz do
	CERAN	ENERCAN	Chapecó	TOTAL

Total indebtedness as of December 31, 2008 (*):	(727,923)	(161,952)	(1,050,645)
CPFL Energia's indirect interest in the investment:	65%	48.72%	51%
Percentage guaranteed by CPFL Energia	100%	57.27%	60%

Liability as of December 31, 2007	(43,351)	(3,036)	(10,019)	(56,406)
Additions - issue of new guarantees	-	-	(10,084)	(10,084)
Amortization - recognition in the statement of income	2,689	109	-	2,798

Liability as of December 31, 2008	(40,662)	(2,927)	(20,103)	(63,692)

Asset - Company's share as of December 31, 2007	20,213	-	8,516	28,729
Additions - issue of new guarantees	-	-	4,594	4,594
Amortization - recognition in the statement of income	(4,084)	-	(2,612)	(6,696)

Asset - Company's share as of December 31, 2008	16,129	-	10,498	26,627

Asset - Accounts receivable as of December 31, 2007	11,769	-	1,503	13,272
Additions - issue of new guarantees	-	-	5,490	5,490
Monetary variations	4,712	-	565	5,277
Payments received	(3,477)	-	(1,329)	(4,806)

Asset - Accounts receivable as of December 31, 2008	13,004	-	6,229	19,233

(*) Correspond to the investee's total indebtedness

v. Founder shares

Under Paulista Lajeado shareholders’ agreement, in order to maintain an yield equal to 49.67% of Eletrobrás participation in the Paulista Lajeado’s net income, it is granted to this noncontrolling shareholder, securities represented by Founder Shares entitled to 10% of Paulista Lajeado’s net income before any other participation. These securities will be converted into preferred shares with no voting rights in 2032, at the end of concession. The conversion of the Founder Shares into Preferred Shares will correspond, at the time of conversion, to 5.084% of the total shares issued by Paulista Lajeado. Founders’ shares payments occur on the same dates as dividends or any other form of remuneration made to the Company’s shareholders.

Under Brazilian Accounting Principles, founders’ shares are registered as a shareholders’ equity reserve, at historical cost. Under U.S. GAAP, according to the provisions of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, those securities were classified as a liability and consequently have been measured at fair value.

k) U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

CERAN, ENERCAN, BAESA and Foz do Chapecó are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The U.S. GAAP adjustments basically are related to capitalized administrative and interest costs, deferred charges and the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession. The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity.

Up to May 2006, RGE and Sul Geradora were accounted for using proportional consolidation under Brazilian Accounting Principles, and by the equity method of accounting under U.S. GAAP. Since June 2006, when the Company acquired CPFL Serra and the control of RGE and Sul Geradora these subsidiaries became fully consolidated under Brazilian Accounting Principles and U.S. GAAP.

Under Brazilian Accounting Principles, property, plant and equipment under construction and in service of our jointly-controlled generation subsidiaries as of December 31, 2008 are as follows:

				Foz do
Plants as of December 31, 2008	CERAN	Enercan	BAESA	Chapecó	Total

Property, plant and equipment in service	1,117,706	1,483,160	1,440,681	-	4,041,547
Accumulated depreciation	(33,528)	(67,671)	(101,426)	-	(202,625)

Net value	1,084,178	1,415,489	1,339,255	-	3,838,922
Plant under construction	54,296	2,083	1,923	1,237,829	1,296,131

Property, plant and equipment, net	1,138,474	1,417,572	1,341,178	1,237,829	5,135,053

Company’s share - %	65.00%	48.72%	25.01%	51.00%

Proportionate share in each plant	740,008	690,684	335,374	631,293	2,397,359

l) Proportional Consolidation

As discussed in Note 2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are (i) CERAN, ENERCAN and BAESA for all periods presented, in which the Company holds a 65.00%, 48.72% and 25.01% interest share, respectively; (ii) FOZ DO CHAPECÓ, in which the Company increased its interest share in December 2006 from 40% to 51%, and (iii) RGE and Sul Geradora until May 2006, in which the Company had a 67.07% and 67.23% ownership interest, respectively. Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP.

Summarized balance sheet, statement of income and cash flow information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,

	2008	2007

Current assets	220,565	434,439
Noncurrent assets	2,471,503	2,003,634
Net assets, eliminated in the consolidated(*)	(930,988)	(729,783)

Total assets	1,761,080	1,708,290

Current liabilities	116,596	324,350
Noncurrent liabilities	1,644,484	1,383,940

Total liabilities and shareholders’ equity	1,761,080	1,708,290

(*) Amount eliminated in the consolidated financial statement, related to the investment in jointly-controlled subsidiaries.

	Year ended December 31,

	2008	2007	2006

Operating revenues	317,245	269,067	775,460
Operating income	191,362	150,267	158,510
Cash flow provided by operating activities	88,693	89,435	97,219
Cash flow used in investing activities	(350,441)	(263,126)	(301,090)
Cash flow provided by financing activities	82,457	521,361	191,961

m) Income taxes

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

According to U.S. GAAP, the Company has recorded additional deferred tax assets and liabilities for income tax and social contribution tax. The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are presented below:

	As of December 31,

	2008	2007	2006

Deferred tax asset under U.S. GAAP	850,801	784,696	650,114
Valuation allowance	(325,834)	(372,770)	(385,375)

Deferred tax asset, net of valuation allowance under U.S. GAAP	524,967	411,926	264,739
Deferred tax liability under U.S. GAAP	(318,504)	(490,911)	(368,521)
Net deferred tax (liability) / asset under U.S. GAAP	206,463	(78,985)	(103,782)

The net decrease in the total valuation allowance for each of the years ended December 31, 2008, 2007 and 2006, was R$ 46,936, R$ 12,605 and R$ 26,435, respectively.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2008. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

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

Balance at January 1, 2007	43,993
Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	8,407
Settlements	-

Balance at December 31, 2007	52,400

Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	7,308
Settlements	-

Balance at December 31, 2008	59,708

The total unrecognized tax benefits described above, if recognized, would affect the effective rate on income from continuing operations in each year.

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2003, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, minority interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 20. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income. For the balance shown in the table above, the Company made escrow deposits waiting for the final decision by the Brazilian courts. Therefore the company is not subject to penalties and the interest expenses are offset by the monetary restatement applied to the escrow deposits.

n) Dividends Proposed

Under Brazilian Corporate Law, the Company is required to distribute at least 25% of its adjusted net income as a minimum mandatory annual dividend. The dividend that exceeds the 25% minimum limit, may be proposed and accrued at each balance sheet date, but subject to the Annual Shareholders’ Meeting approval. Under U.S. GAAP, the dividend that exceeds the 25% minimum mandatory are recorded after the Annual Shareholders’ Meeting approval.

o) Comprehensive income

Brazilian Accounting Principles do not encompass the concept of comprehensive income. Under U.S. GAAP, SFAS 130, “Reporting comprehensive income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the difference between the pension plan fair value and the amount already recognized through the statement of income and the related deferred tax and noncontrolling interest effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

p) Impairment of Long-lived Assets

Law 11,638/07 provided additional requirements, similar to U.S. GAAP, regarding the recoverability of long lived assets, which are subject to impairment test at least annually (note 2.2. h). As of December 31, 2008, the recoverable value of these assets exceeds their book value recognized under Brazilian Accounting Principles.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 144, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of,” addresses accounting for the impairment of long-lived assets. Under SFAS 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment has been recorded under U.S. GAAP for all periods presented.

q) Escrow deposits

Under Brazilian Accounting Principles, the balances of escrow deposits are offset against the corresponding liability under the heading “Reserve for Contingencies” in noncurrent liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and reserve for contingencies. As a consequence, noncurrent assets and noncurrent liabilities under U.S. GAAP would be increased by R$ 149,998 and R$ 158,876 at December 31, 2008 and 2007, respectively. This difference has no net income or equity effect.

r) Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, the Company calculates earnings per share in accordance with SFAS 128, “Earnings Per Share.” Basic earnings per share are calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2008, 2007 and 2006, the Company has no potentially dilutive securities outstanding.

The computation of basic and diluted earnings per share is as follows:

	2008	2007	2006

Net income under U.S. GAAP	1,237,240	1,675,362	1,252,076
Weighted average number of common shares
outstanding during the period for basic and
diluted EPS computation	479,910,938	479,762,222	479,756,643

Basic and diluted earnings per share – R$	2.578	3.492	2.610

IV – SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

The disclosures required by SFAS 132 (Revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits, SFAS 158 Employers’ Accounting for Defined benefit pension and Other Postretirement Plans and amendment of FASB Statements n. 87, 88 and 106 are presented below.

Obligations and Funded Status

	As of December 31,

	2008	2007	2006

Change in benefit obligation (*)
Benefit obligation at beginning of year	3,597,623	3,150,340	3,049,416
Service cost	6,836	6,126	6,028
Interest cost	356,370	341,377	338,921
Actuarial (gain)/loss	373,649	341,017	(127,644)
Benefits paid during the year	(251,949)	(241,237)	(234,326)
Benefit obligation added due to acquisition of RGE.	-	-	117,945

Benefit obligation at end of year	4,082,529	3,597,623	3,150,340

Change in plan assets (*)
Fair value of plan assets at beginning of year	3,164,748	2,588,739	2,058,516
Actual return on plan assets	279,174	729,359	512,969
Participant’s contributions	1,484	2,551	1,823
Sponsor’s contributions	70,381	85,336	99,824
Benefits paid	(251,949)	(241,237)	(234,326)
Plan assets added due to acquisition of RGE	-	-	149,933

Fair Value of plan assets at end of year	3,263,838	3,164,748	2,588,739

Unfunded status at end of year	(818,691)	(432,875)	(561,601)

(*) The subsidiaries used a measurement date as of December 31, 2008, 2007 and 2006.

In 2008, the subsidiary RGE has a pension plan with funded status in the amount of R$ 5,987 (R$ 33,952 in 2007). To compose the consolidated amount, the remaining subsidiaries sponsor a defined benefit plan, which, as of December 31, 2008 have pension plans with unfunded status in the amount of R$ 824,678 (R$ 466,827 in December 31, 2007).

The book balances include other contributions relating to the Company’s plans amounting to R$ 22,597 (R$ 36,305 in 2007).

Amounts recognized in the statement of financial position consist of:

	As of December 31,

	2008	2007

Noncurrent assets	5,987	33,952
Long-term liabilities	(824,678)	(466,827)

Unfunded status	(818,691)	(432,875)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,

	2008	2007	2006

Projected benefit obligation	4,082,529	3,597,623	3,150,340
Accumulated benefit obligation	4,064,668	3,582,665	3,137,743
Fair value of plan assets	3,263,838	3,164,748	2,588,739

Components of Net Periodic Pension Cost

	As of December 31,

	2008	2007	2006

Service cost	(7,000)	(6,125)	(6,028)
Interest cost	(356,370)	(341,376)	(338,921)
Expected return on plan assets	448,405	392,038	350,264
Amortization of deferred gains, net	3,323	8,342	4,362
Expected participant contribution	1,570	-	-

Net periodic benefit cost under U.S. GAAP	89,928	52,879	9,677
Net periodic benefit cost under Brazilian
Accounting Principles	(84,151)	(46,887)	41,579
Less: Proportionate net periodic benefit
income of RGE	-	-	511

U.S. GAAP adjustment to net income	5,777	5,992	51,767

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income

	2008	2007	2006

Accumulated other comprehensive income at beginning
of year	249,398	258,805	(134,235)
Decrease (increase) in additional minimum liability	-	-	134,235
Amounts recognized in net periodic prepaid pension cost	(89,928)	(52,879)	-
Net actuarial gain (loss)	(456,199)	43,472	-

Other comprehensive income (loss) for the year	(546,127)	(9,407)	134,235
Adjustment related to the adoption of SFAS 158	-	-	258,805

Accumulated other comprehensive income at end of year	(296,729)	249,398	258,805

The components of the projected net periodic pension cost for 2009 are as follows:

Cost of service	(8,335)
Interest on actuarial liabilities	(404,154)
Expected return on plan assets	406,760
Amortization of deferred losses	(163)
Prior service cost	(14)
Expected participant contribution	2,424

Total expense	(3,482)

Assumptions used were as follows:

	2009	2008	2007 (*)

Annual discount rate (**)	6%	6%	6%
Annual expected return on assets (**)	9%	10%	11%
Annual salary increase (**)	2%	2%	2%
Annual benefits adjustments (**)	0%	0%	0%
Long term inflation	4%	4%	5%

(*) For 2007, RGE used an annual discount rate of 6.0%, annual expected return on assets of 6.0%, an annual salary increase of 2.0% and a long term inflation of 3.2% .
(**) Refers to real rate

Plan Assets

The following table shows the distribution (per asset segment), as of December 31, 2008 and 2007, of the resources on which the CPFL Group benefits plan, managed by Fundação CESP, is secured. It also shows the distribution of the guaranteeing resources established as a target for 2009, obtained in the light of the macroeconomic prospects as of December 2008.

			Target
	As of December 31,		Allocation

	2008	2007	2009

Fixed income investments	73%	71%	71%
Stocks	22%	25%	25%
Real estate	3%	2%	2%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2009 was based on the recommendations for allocation of assets made at the end of 2008 by Fundação CESP, in its Investment Policy. This target may change at any time during 2009, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

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

In addition to controlling market risks by the unplanned divergence methodology, as required by law, the Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

The Fundação CESP Investment Policy imposes additional restrictions, which, together with those already laid down by law, define the percentages of diversification for investments in assets issued by or with joint liability with a single legal entity to be used internally. Set forth below are some additional restrictions in relation to the limitations on diversification of investments:

I.
Investments in any bonds or marketable securities issued by a single legal entity – financial institution or otherwise — by the parent company, companies directly or indirectly controlled by the entity and associated or other companies under control, may not jointly exceed 10% (ten percent) of the resources guaranteeing each Pension Plan, including not only those purchased on a permanent basis, but also those loaned and subject to purchase and sale agreements and those forming part of the portfolios of funds in which the Pension Plans participate, through Fundação CESP, in proportion to their respective participations.

II.
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

III.
The total investments in shares of a single company may not exceed: (i) 20% of its voting capital; (ii) 20% of its total capital and (iii) 5% of the total resources guaranteeing each Pension Plan, with the option to increase this limit up to 10% in the case of shares corresponding to 3% or more of IBOVESPA, IBX or FGV-100.

As of December 31, 2008 the pension plan assets includes R$ 270,896 (R$ 181,954 as of December 31, 2007) of equity securities issued by the Company.

Cash flows

Contributions

The Company expects to contribute R$ 41,690 to its pension plan in 2009.

Expected Benefits

Estimated future benefit payments are as follows:

2009	281,013
2010	294,357
2011	310,102
2012	327,941
2013	347,410
2014 to 2018	2,051,037

b) Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2008	2007

Intangible asset of concession	5,679,070	5,677,996
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31, 2008	(1,896,018)	(1,659,330)

Intangibles, net	4,271,729	4,507,343

Weighted average remaining amortization period (years)	19	20

Intangibles are amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 236,688 per year.

c) Segment Information

The Company’s operating segments are organized internally primarily by legal entity, and in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has aggregated similar operating segments into three reportable segments: Distribution, Generation and Commercialization. The distribution, generation and commercialization activities of the Company are described in Note 1.

The Company evaluates segment performance and allocates resources based on several factors, of which revenues and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the Note 2.

The Company’s segment information in accordance with Brazilian Accounting Principles is presented in Note 28.

d) Income Statement Classification Differences

Under Brazilian Accounting Principles, the Company has classified the amortization of the increase in pension liability that was recorded when the Company adopted CVM Resolution No. 371/00 as an extraordinary item. Under U.S. GAAP, this item is classified as an operating expense.

Before Law 11.638/07, under Brazilian Accounting Principles, the Company classified gains and losses on disposals of permanent assets (mainly property, plant and equipment), materials and, write off of feasibility studies as nonoperating income or expense. Law 11,638/07 and Provisional Measure nº 449/08 changed this concept and now, these items are classified similar to U.S. GAAP as an operating income or expense. According to Brazilian Accounting Principles, this reclassification was applied retrospectively to January 1, 2007.

The related amounts in 2006 are still classified under Brazilian Accounting Principles as non-operating income or expense. Therefore, an adjustment have been made in the reconciliation note to demonstrate the operating income under U.S. GAAP

e) Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31

	2008	2007	2006

Operating income under Brazilian Accounting Principles	2,336,020	2,847,256	2,271,717
Less: jointly-controlled subsidiaries proportionally consolidated	(191,348)	(150,245)	(158,510)
Reconciliation of items recorded as non-operating under
Brazilian Accounting Principles considered as operating under U.S. GAAP
Reclassification of gains on equity interest	-	(3,313)	-
Gain on disposal of permanent assets	-	-	2,203
Materials and supplies overages and other	-	-	1,955
Loss on disposal of permanent assets	-	-	(16,096)
Write-off of feasiability studies	-	-	(754)
Materials and supplies shrinkage and other	-	-	(3,908)
Depreciation and disposal of interest costs capitalized	(7,323)	(7,569)	(4,267)
Capitalization of administrative costs	(31,846)	(41,233)	(38,554)
Depreciation and disposal of monetary restatement 1996 and 1997	(240)	(238)	(234)
Depreciation of special obligation	-	-	(33,596)
Accounting for the effects of regulation:
Provision for expenditure on research and development and energy efficiency programs	-	48,517	10,071
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	5,090	539	(48,225)
Effect of disposal of property, plant and equipment	(12,118)	(13,081)	(14,063)
Reversal of goodwill amortization under Brazilian Accounting Principles	192,029	176,306	147,645
Amortization of intangible concession assets under U.S. GAAP	(218,072)	(209,761)	(261,445)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Operating revenues	(44,004)	(41,839)	(25,034)
Operating costs	22,728	22,892	22,810
Pension and other benefits	5,777	5,992	2,479
Deferred costs	14,853	1,078	6,693
Other	(104)	35	-

Operating income under U.S. GAAP	2,052,826	2,616,720	1,842,271

	2008	2007

Total Assets under Brazilian Accounting Principles	16,243,172	15,598,001
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the respective
investments by the equity method	(1,761,080)	(1,708,290)
Escrow deposits, presented net against reserve for contingencies under Brazilian Accounting Principles	149,998	158,876
Capitalization of interest costs	173,342	151,898
Administrative costs capitalized under Brazilian Accounting Principles	(182,182)	(150,336)
Monetary restatement of 1996 and 1997	5,465	5,705
Business combinations and goodwill:
Basis differences:
Tax benefit of merged goodwill, net of income tax effect	(749,723)	(815,814)
Property, plant and equipment	728,642	735,670
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles	(2,386,482)	(2,578,512)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other"
noncurrent asset	12,828	12,828
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of concession intangible under U.S. GAAP	5,679,070	5,677,996
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(1,896,018)	(1,659,330)
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	488,369	534,312
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(699,237)	(723,904)
Prepaid pension cost	-	30,433
Financial Instruments:
Adjustment of Financial Intruments recorded at fair value	-	(3,226)
Receivables and costs related to guarantees granted to CERAN, ENERCAN and Foz do Chapecó	45,860	42,000
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(27,976)	(23,749)
U.S. GAAP adjustments on investment at cost	(115,283)	(113,919)
Deferred costs	(14,844)	(29,697)
Other	-	(291)
Deferred income tax effects	(78,190)	(104,721)

Total Assets under U.S. GAAP	16,112,185	15,532,384

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

f) Cash, cash equivalents and Statements of cash flows

Under Brazilian Accounting Principles, in 2008, CVM approved “CPC 03 – Statements of Cash Flows”, which defined cash and cash equivalent as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Under U.S. GAAP, SFAS 95 – Statements of Cash Flows (“SFAS 95”) has a similar definition for cash and cash equivalents. However, this pronouncement provides additional guidance including only due on demands with original maturity of three months or less, which is not consider under Brazilian Accounting Principles.

Therefore, as of December 31, 2008, under U.S. GAAP it is required a reclassification in the amount of R$ 194,714 (2007 – R$ 178,411) from “Cash and cash equivalent” to “Financial investments”.

It is presented below a Statement of Cash Flows prepared according to the criteria established by SFAS 95:

	2008	2007	2006

NET INCOME	1,275,692	1,640,727	1,404,096
ADJUSTMENT TO RECONCILE NET INCOME TO CASH
PROVIDED BY OPERATING ACTIVITIES
Minority interest	9,769	5,194	173
Monetary restatement of regulatory assets and liabilities	87,542	20,504	(269,027)
Depreciation and amortization	564,924	548,161	474,714
Reserve for contingencies	(16,884)	12,062	(86,117)
Interest and monetary restatement and Unrealized (gains)
loss on derivative contracts	79,335	9,662	(24,694)
Post-retirement benefit obligation	(84,151)	(46,887)	38,026
(Gain) loss on disposal of permanent assets and participation
in subsidiaries	30,400	24,288	(35,969)
Recognition of tax benefits	5,219	47,048	82,610
Research and Development and Energy Efficiency Programs	-	(6,570)	27,411
Other	1,358	2,274	(1,023)

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	(16,303)	(88,525)	260,575
Accounts receivable	(42,045)	273,006	265,306
Recoverable taxes	36,343	30,308	34,193
Deferred cost variations	(16,566)	171,264	204,357
Escrow deposits	(50,525)	(400,547)	(38,171)
Other	63,204	(37,268)	29,089

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	198,978	1,149	(90,378)
Taxes and payroll charges	(181,787)	62,561	4,451
Deferred gain variations	(91,777)	57,451	2,666
Post-retirement benefit obligation	(84,091)	(93,226)	(104,715)
Interest on debts — accrued	48,581	28,734	33,725
Regulatory charges	25,358	(39,162)	68,082
Other	18,392	25,359	18,736

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,860,966	2,247,567	2,298,116
INVESTING ACTIVITIES
Purchase of interest of subsidiaries, net of cash	-	(383,816)	(593,000)
Capital decrease (increase)	(1,457)	-	-
Additions to permanent assets	(1,098,081)	(1,132,757)	(797,235)
Financial investments	(60,249)	(51,520)	(18,916)
Proceeds from sales of financial investments	134,290	33,549	27,847
Special obligations	57,518	65,917	49,426
Additions to intangible assets / deferred charges	(79,823)	(8,536)	(12,733)
Proceeds from sale of permanent assets	28,325	24,091	94,308
Other	(4,935)	(28,378)	(81)

NET CASH USED IN INVESTING ACTIVITIES	(1,024,412)	(1,481,450)	(1,250,384)

			(Continues)

			(Continued)
	2008	2007	2006

FINANCING ACTIVITIES
Loans and financing obtained	2,171,535	2,551,090	2,124,163
Payments of loans and financing	(2,073,543)	(1,451,590)	(2,220,076)
Advance energy sale agreements	2,004	-	-
Dividends and interest on shareholder’s equity paid	(1,323,483)	(1,560,952)	(1,090,259)
Intercompany loans to subsidiaries and associated
companies	2,169	-	-
Capital increase	-	271	-
Advance for future capital increase	-	82,597	-
Other	-	-	24

NET CASH USED IN FINANCING ACTIVITIES	(1,221,318)	(378,584)	(1,186,148)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(384,764)	387,533	(138,416)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	927,897	540,364	678,780

CASH AND CASH EQUIVALENTS — END OF YEAR	543,133	927,897	540,364

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Taxes paid in cash for the year	749,127	477,972	452,896
Interest paid in cash for the year	544,381	331,252	490,965
TRANSACTIONS NOT AFFECTING CASH:
Acquisition of minority shareholders with share issue	-	6,385	-
Business acquisition:
Assets acquired, including goodwill	-	605,998	1,051,768
Liabilities assumed	-	(191,897)	(424,441)
Purchase price paid	-	414,101	627,327
Cash acquired	-	(30,285)	(34,327)
Purchase price, net of cash acquired	-	383,816	593,000

g) Accounting Developments

In December 2007, the FASB issued SFAS 141R, “Business Combinations” and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” – an amendment to ARB No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for fiscal years beginning after December 15, 2008, and, once effective, it will be applied to all future business combinations.

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

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company is currently evaluating the impact of adopting of this Statement.

In May 2008, FASB issued SFAS 162 “The hierarchy of Generally Accepted Accounting Principles”. This Statement applies to financial statements of nongovernmental entities and identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with USGAAP hierarchy.

This Statement becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of adopting of this Statement and does not expect it has a material effect on its consolidated financial statements.

In May 2008, FASB issued SFAS 163 “Accounting for financial guarantee insurance contracts, an interpretation of FASB Statement no 60”. This Statement, which is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, provides accounting guidance for financial guarantee insurance contracts issued by insurance enterprises and, consequently, has no impact on the Company’s financial statements.

In May 2008, FASB published FASB Staff Position FAS 142-3 “Determination of the useful life of intangible assets”. Originally, SFAS 142 “Goodwill and Other Intangible Assets” states that the determination of the useful life shall include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. This FASB Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142.

This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The company is currently evaluating the impact of adopting this Statement.

In December 2008, FASB issued FASB Staff Position FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which provide guidance on disclosures regarding plan assets of a defined pension or other postretirement plan, such as how investment allocation decisions are made and certain aspects of its fair value measurements. The objective of this standard is to provide transparency related to the types of assets and the associated risks and events that could have a significant effect on the value of plan assets.

This pronouncement is effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of adopting this Statement.

V – CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

The condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2008 and 2007 and for each of the three years 2008, 2007 and 2006, under Brazilian Accounting Principles is as follows.

As informed in note 2.1, the financial statements presented for the year ended December 31, 2007 have been amended to include the retroactive adjustments due to changes of accounting principles, proposed by Law nº 11,638/07 and Provisional Measure nº 449/08. The financial statements presented for the year ended December 31, 2006 have not been amended and are presented as originally issued.

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,555	5,744
Financial investments	46,396	46,614
Recoverable taxes	37,160	31,899
Deferred taxes	14,311	10,107
Dividends receivable	884,932	1,008,363
Other	5,892	5,059

	996,246	1,107,786

NONCURRENT ASSETS
Financial investments	87,117	97,521
Recoverable taxes	2,787	2,787
Deferred taxes	111,544	79,606
Advance for future capital increase	409,310	409,310
Other	2,579	6,892
Investments	4,573,627	4,729,021
Property, plant and equipment	10	467
Intangible assets	380	6,412

	5,187,354	5,332,016

TOTAL ASSETS	6,183,600	6,439,802

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Suppliers	1,810	14,029
Accrued interest on loans, financing and debentures	20,047	15,983
Taxes and payroll charges payable	63	273
Dividends and interest on shareholders’ equity	622,869	730,634
Derivative	365	35
Other	1,967	1,310

	647,121	762,264

NONCURRENT LIABILITIES
Reserve for contingencies	66,876	43,691
Derivative	961	51,689
Accrued interest on debts	-	12,505
Loans and financing…………………………………………………	-	169,137
Debentures……………………………………………………………	450,000	450,000
Other	23	-

	517,860	727,022
SHAREHOLDERS’ EQUITY
Common stock without par value (2008 and 2007 – 479,910,938
issued and outstanding )	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	277,428	213,643
Accumulated deficit	-	(4,318)

	5,018,619	4,950,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,183,600	6,439,802

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007	2006

OPERATING EXPENSES
General and administrative expenses	(20,768)	(24,475)	(18,934)
Other Operating Expense	(9,785)	(876)	-
Amortization of intangible asset of concession	(129,208)	(111,798)	(86,438)

	(159,761)	(137,149)	(105,372)
EQUITY IN EARNINGS OF INVESTEES	1,474,430	1,855,472	1,448,943
FINANCIAL EXPENSE
Financial income	29,221	21,070	86,136
Financial expense	(74,846)	(76,683)	(38,170)

	(45,625)	(55,613)	47,966

NONOPERATING INCOME (EXPENSES)
Nonoperating income	-	-	62,747
Nonoperating expense	-	-	(2,398)

	-	-	60,349

SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	(5,514)	(5,998)	(12,837)
Deferred tax	8,180	(1,202)	4,297
Income tax
Current tax	(23,980)	(24,805)	(43,902)
Deferred tax	27,962	10,022	4,652

	6,648	(21,983)	(47,790)

NET INCOME FOR THE YEAR	1,275,692	1,640,727	1,404,096

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2008	2007

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,460,279	1,482,949
INVESTING ACTIVITIES
Purchase of interest in subsidiaries	-	(2,582)
Return of capital invested in subsidiary	39,997	12,400
Increase in property, plant and equipment	-	(74)
Financial investments	38,099	31,045
Additions to intangible assets	(590)	(6,136)
Sale of equity interest	-	2,635
Advance for future capital increase	-	(409,368)
Intercompany loans	3,987	-

NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES	81,493	(372,080)
FINANCING ACTIVITIES
Loans and financing obtained	446,804	916,250
Payments of loans and financing	(675,321)	(473,250)
Dividends paid	(1,315,355)	(1,557,428)
Other	(1)	(5,031)

NET CASH USED IN FINANCING ACTIVITIES	(1,543,873)	(1,119,459)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(2,101)	(8,590)
CASH AND CASH EQUIVALENTS – BEGINNING OF
YEAR	17,803	26,393

CASH AND CASH EQUIVALENTS — END OF YEAR	15,702	17,803

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

  Nonoperating income (expenses) — In 2006, the Company sold equity interest held for investments
  .
  Investments — As of December 31, 2008 and 2007, investments in subsidiaries are comprised as follows:

	2008			2007

	Equity	Goodwill	Total	Equity	Goodwill	Total
CPFL Paulista	497,388	1,023,182	1,520,570	495,511	1,110,960	1,606,471
CPFL Piratininga	230,538	125,315	355,853	230,538	135,683	366,221
RGE	1,097,274	284,195	1,381,469	1,097,292	302,560	1,399,852
CPFL Santa Cruz	80,129	49,641	129,770	120,124	58,970	179,094
CPFL Geração	1,140,074	43,150	1,183,224	1,127,240	46,519	1,173,759
CPFL Brasil	3,598	26	3,624	3,598	26	3,624
CPFL Atende	(883)	-	(883)	-	-	-

	3,048,118	1,525,509	4,573,627	3,074,303	1,654,718	4,729,021
  Debentures: On October 25, 2007, the company issued debentures in the amount of R$ 450,000. This issuance is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna.

  Reserve for contingencies — CPFL Energia recorded a reserve for contingencies related to the non-payment of PIS and COFINS levied on interest on shareholders’ equity.

  Dividends received — The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries. The dividends received are comprised as follows:

	2008	2007	2006

CPFL Paulista	716,196	741,408	665,733
CPFL Piratininga	250,423	361,964	104,850
RGE……………………………………………	187,564	-	-
CPFL Serra…………………………………….	-	110,467	-
CPFL Cone Sul………………………………	-	1,297	-
CPFL Geração	137,228	153,822	167,032
CPFL Brasil	181,665	206,913	184,748
Perácio	38,258	-	-
CPFL Santa Cruz…………………………	43,309	12,183	-

	1,554,643	1,588,054	1,122,363

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

  As of December 31, 2008, total restricted subsidiaries net assets amount to R$ 4,136,058 composed as follows:

CPFL Paulista	497,388
CPFL Piratininga	230,538
RGE	1,097,274
CPFL Santa Cruz	80,129
ENERCAN	277,381
CERAN	307,867
BAESA	138,530
Foz do Chapecó	207,210
CPFL Sul Centrais Elétricas	3,730
CPFL Geração	1,140,074
CPFL Leste Paulista	59,527
CPFL Jaguari	31,432
CPFL Sul Paulista	41,620
CPFL Mococa	23,358

4,136,058

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

1. We have audited the accompanying statements of income, of changes in stockholders' equity and of changes in financial position of Rio Grande Energia S.A. (the "Company") for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion the financial statements referred to above present fairly, in all material respects, the results of operations of Rio Grande Energia S.A., the changes in stockholders' equity and the changes in their financial position for the year ended December 31, 2006 in accordance with accounting practices adopted in Brazil.

Porto Alegre, April 2, 2007

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes