Form 20-F
period 2009-12-31
CPFL Energy INC
filed 2010-04-05
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009
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

Wilson Ferreira Junior
+55 19 3756 8704 - wferreira@cpfl.com.br
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

As of December 31, 2009, there were 479,910,938 common shares, without par value, outstanding

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

Yes	No	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

  electricity shortages;

  changes in tariffs;

  our inability to generate electricity due to water shortages, transmission outages, operational or technical problems or physical damages to our facilities;

  potential disruption or interruption of our services;

  inflation and exchange rate variation;

  the early termination of our concessions to operate our facilities;

  increased competition in the power industry markets in which we operate;

  our inability to implement our capital expenditure plan, including our inability to arrange financing when required and on reasonable terms;

  changes in consumer demand;

  existing and future governmental regulations relating to the power industry; and

  the risk factors discussed under “Item 3. Key Information—Risk Factors,” beginning on page 6.

     Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

CERTAIN TERMS AND CONVENTIONS

     A glossary of electricity industry terms is included in this annual report, beginning on page 104.

PRESENTATION OF FINANCIAL INFORMATION

     The audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in this annual report have been prepared in accordance with generally accepted accounting principles in Brazil (“Brazilian Accounting Principles”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$1.741 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2009 as reported by the Central Bank of Brazil, or Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Item 3. Key Information—Exchange Rates” for more information regarding the Brazilian foreign exchange rate system and historical data on the exchange rate between reais into U.S. dollars.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial and Operating Data

     The following table presents our selected historical financial and operating data. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information,” included elsewhere in this annual report. The financial data at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report.

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

     Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007. Changes that took effect in 2008 have been given effect in our audited consolidated financial statements, and in the selected financial data presented below, as of and for each of the years ended December 31, 2009, 2008 and 2007. During the year ended December 31, 2009, the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis), or CPC, issued and the CVM approved a series of accounting standards for the convergence of the Brazilian GAAP and the International Financial Reporting Standards (“IFRS”). These new standards apply as of and for the year ended December 31, 2010 and to the comparative financial information for the year ended December 31, 2009. As from 2010, Brazilian companies are required by Brazilian authorities to prepare their respective financial statements in accordance with IFRS.

     Changes to reflect adoption of these new accounting pronouncements have not been given effect in the selected financial data as of and for the years ended December 31, 2006 and 2005, which are accordingly not comparable in certain limited respects.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,

	2009	2009	2008	2007	2006	2005

	(in millions, except per share and per ADS data)
Brazilian Accounting Principles
Operating revenues	US$ 9,013	R$ 15,693	R$ 14,372	R$ 14,207	R$ 12,227	R$ 10,907

Net operating revenues	6,068	10,566	9,706	9,410	7,912	6,992

Operating costs:
Electricity purchased for resale	3,078	5,360	4,788	4,052	3,419	3,175
Electricity network usage charges	673	1,171	904	703	774	757
Personnel	187	325	299	263	243	200
Post-retirement benefit obligation	2	4	(84)	(47)	(7)	90
Materials	33	57	52	50	39	34
Outside services	89	155	135	134	111	98
Depreciation and amortization	203	353	340	341	297	273
Services rendered to third parties	3	5	7	6	21	12
Other	29	50	53	36	13	12

	4,297	7,480	6,493	5,539	4,910	4,651
Operating expenses:
Sales and marketing	147	255	246	428	244	197
General and administrative	220	384	385	354	315	267
Amortization of intangible assets related to concessions	107	187	192	176	152	126
Other	34	59	53	65	19	108

	508	885	877	1,024	730	698

Operating income	1,263	2,201	2,336	2,847	2,272	1,643
Financial expense, net	(181)	(316)	(414)	(375)	(151)	(212)
Non-operating income (expense), net	—	—	—	—	50	(1)
Income and social contribution taxes	(336)	(584)	(636)	(827)	(734)	(336)
Net income before extraordinary item and noncontrolling interest	746	1,301	1,285	1,646	1,437	1,094
Extraordinary item, net of taxes(1)	—	—	—	—	(33)	(33)
Noncontrolling interest	(8)	(15)	(10)	(5)	—	(40)

Net income	US$ 738	R$ 1,286	R$ 1,276	R$ 1,641	R$ 1,404	R$ 1,021

Net income per share, before extraordinary item and noncontrolling interest	1.56	2.71	2.68	3.43	3.00	2.28
Net income per share	1.54	2.68	2.66	3.42	2.93	2.13
Net income per ADS, before extraordinary item and noncontrolling interest	4.67	8.13	8.04	10.29	8.99	6.84
Net income per ADS	4.62	8.04	7.97	10.26	8.78	6.39
Dividends declared(2)	705	1,227	1,208	1,561	1,334	899
Number of common shares outstanding at year-end	480	480	480	480	480	480
Dividends declared per share (2)	1.47	2.56	2.52	3.25	2.78	1.87
Dividends declared per ADS (2)	4.40	7.67	7.55	9.76	8.34	5.62
U.S. GAAP
Operating revenues	8,792	15,309	14,027	13,873	11,395	9,406
Net operating revenues	5,866	10,213	9,390	9,181	7,316	6,053
Operating income	1,049	1,826	2,053	2,617	1,842	1,428
Net income	740	1,288	1,237	1,675	1,252	1,110
Net income per share – basic	1.54	2.68	2.58	3.49	2.61	2.42
Net income per ADS – basic	4.62	8.05	7.73	10.48	7.83	7.26
Net income per share – diluted	1.54	2.68	2.58	3.49	2.61	2.39
Net income per ADS – diluted	4.62	8.05	7.73	10.48	7.83	7.18
Weighted average number of shares outstanding	480	480	480	480	480	458

BALANCE SHEET DATA

	For the year ended December 31,

	2009	2009	2008	2007	2006	2005

			(in millions)
Brazilian Accounting Principles
Current assets:
Cash and cash equivalents	US$ 846	R$ 1,473	R$ 738	R$ 1,106	R$ 540	R$ 679
Accounts receivable	1,057	1,840	1,721	1,818	2,125	1,803
Other current assets	535	931	1,253	1,152	1,031	1,288
Total current assets	2,438	4,244	3,712	4,076	3,696	3,770
Non-current assets:
Accounts receivable	130	226	286	215	165	416
Property, plant and equipment	4,300	7,487	6,614	5,984	6,237	5,289
Intangible Assets	1,467	2,554	2,700	2,856	2,807	2,619
Other non-current assets	1,354	2,359	2,930	2,467	1,144	1,757
Total non-current assets	7,251	12,626	12,531	11,522	10,353	10,081
Total assets	9,689	16,870	16,243	15,598	14,049	13,851
Current liabilities:
Short-term debt (3)	764	1,331	1,288	1,166	964	1,651
Other current liabilities	1,869	3,254	2,954	3,051	2,821	2,488
Total current liabilities	2,633	4,585	4,242	4,217	3,785	4,139
Long-term liabilities:
Long-term debt(3)	3,638	6,335	5,939	5,265	4,279	3,394
Other long-term liabilities	449	782	956	1,077	1,116	1,522
Total long-term liabilities	4,087	7,117	6,894	6,342	5,395	4,916
Noncontrolling interest	49	85	88	88	2	—
Shareholders’ equity	2,919	5,083	5,019	4,951	4,866	4,796
Total liabilities and shareholders’ equity	9,689	16,870	16,243	15,598	14,049	13,851
U.S. GAAP
Shareholders’ equity	3,892	6,777	6,448	6,892	6,781	6,271

Total assets	US$ 9,320	R$ 16,227	R$ 16,112	R$ 15,532	R$ 14,435	R$ 13,938

OPERATING DATA

	For the year ended December 31,

	2009	2008	2007	2006	2005

Energy sold (in GWh):
Residential	12,346	11,649	10,766	9,489	8,783
Industrial	14,970	16,066	16,692	16,882	16,995
Commercial	7,297	6,938	6,509	5,779	5,329
Rural	2,256	2,449	2,511	1,966	1,730
Public administration	1,074	1,027	972	862	800
Public lighting	1,408	1,355	1,284	1,152	1,098
Public services	1,664	1,634	1,590	1,472	1,400
Own consumption	33	32	30	25	25

Total energy sold to Final Consumers	41,048	41,150	40,354	37,627	36,160

Electricity sales to wholesalers (in GWh)	12,925	9,551	8,731	7,461	6,160
Total consumers (in thousands)(4)	6,567	6,425	6,257	5,749	5,610
Installed capacity (in MW)	1,737	1,704	1,588	1,072	915
Assured energy (in GWh)	7,485	7,134	6,698	4,962	4,214
Energy generated (in GWh)	5,984	6,659	6,382	3,407	3,126

(1)
The elimination of charges for periods subsequent to 2006 reflects the initial effect of a change in Brazilian Accounting Principles for post- retirement benefit plans, net of taxes. This item does not qualify as an extraordinary item under U.S. GAAP.

(2)	Dividends declared represents the total amount of dividends declared from net income for each period presented.
(3)	Short-term debt and long-term debt include derivative and accrued interest.
(4)	Represents active consumers (meaning consumers who are connected to the distribution network), rather than consumers invoiced at period- end.

Exchange Rates

     The Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may substantially depreciate or appreciate against the U.S. dollar. For more information on these risks, see “Item 3. Additional Information—Risk Factors—Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end	Average for period(1)	Low	High

	(reais per U.S. dollar)
Year ended:
December 31, 2005	2.341	2.412	2.163	2.762
December 31, 2006	2.138	2.168	2.059	2.371
December 31, 2007	1.771	1.930	1.733	2.156
December 31, 2008	2.337	1.833	1.559	2.500
December 31, 2009	1.741	1.990	1.702	2.422
Month:
October 2009	1.744	1.738	1.704	1.784
November 2009	1.751	1.726	1.702	1.759
December 2009	1.741	1.750	1.710	1.788
January 2010	1.875	1.780	1.723	1.875
February 2010	1.811	1.842	1.805	1.877
March 2010 (through March 26, 2010)	1.823	1.785	1.764	1.823

_______________________________
(1)
Year-end figures represent the average of the month-end selling exchange rates during the relevant period. The figures provided for months in 2009 and 2010, as well as for the month of March up to and including March 26, 2010, represent the average of the selling exchange rates at the close of trading on each business day during such period.

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

     In addition, the implementation of our strategy for growth, as well as the ordinary carrying out of our business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal and state concession programs, creation of more rigid criteria for qualification in public energy auctions, or a delay in the revision and implementation of new annual tariffs.

     If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

The regulatory framework under which we operate is subject to legal challenge.

     The Brazilian government implemented fundamental changes in regulation of the power industry under 2004 legislation known as the Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law. Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, there would be uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but it could have an adverse impact on the entire energy sector, including our business and results of operations.

We are uncertain as to the renewal of our concessions.

     We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian Federal Government. Our concessions range in duration from 16 to 35 years, with the first expiration date in 2015. Five of our distribution subsidiaries have concessions that expire in July 2015, with options to renew for an additional 20 years. In 2009, these five distribution subsidiaries represented 5.3% of sales of our distribution companies and 5.5% of the energy distributed by our distribution companies.

     The Brazilian constitution requires that all concessions relating to public services be awarded through a bidding process. Under laws and regulations specific to the electric sector, the Federal Government may renew existing concessions for additional periods of up to 30 years without a bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Federal Government. The Federal Government has considerable discretion under the Concessions Law and the concession contracts with respect to renewal of concessions. Moreover, there is no extensive history of administrative renewal practice. As a result, we cannot assure you that our concessions will be renewed at all, or that they will be renewed on the same terms.

The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

     ANEEL has substantial discretion to establish the tariff rates our distribution companies charge our consumers. Our tariffs are determined pursuant to concession agreements with the Brazilian Federal Government, and in accordance with ANEEL’s regulations and decisions.

     Our concession agreements and the Brazilian law establish a mechanism that permits three types of tariff adjustments: (i) the annual adjustment (“reajuste anual”), (ii) the periodic revision (“revisão periódica”) and (iii) the extraordinary revision (“revisão extraordinária”). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our consumers. We are also subject to extraordinary revision of our tariffs that may affect (negatively or positively) our results of operations or financial position.

     We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, due to changes in the methods in calculating the periodic revision adjustments. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

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

  warning notices;

  fines per breach of up to 2.0% of the revenues from the relevant concession in the year ended immediately prior to the date of the relevant breach;

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

     Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas. Over- or under-forecasting demand can have adverse consequences. If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases and we may also be forced to enter into short-term agreements to purchase electricity at prices substantially higher than under our long-term purchase agreements. For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements. If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência) established by the Brazilian government, we may not be able to fully pass through the costs of our electricity purchases. Our forecasted electricity demand may prove inaccurate, including as a result of consumers moving between the different markets (regulated and free). If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected. See “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”

ANEEL may limit distributions that our regulated subsidiaries may make to us.

     The amounts that our regulated subsidiaries may distribute to us in the form of dividends in any given fiscal year depend on such subsidiaries making a profit, as calculated in accordance with the Brazilian Corporation Law. Despite the significant cash flow generated by our regulated subsidiaries, their results are affected by depreciation and by the amortization of intangible assets arising from the acquisition of RGE and Semesa. As a result, this limitation may eventually prevent some portion of the cash generated by our regulated subsidiaries from being distributed to us as dividends.

We generate a significant portion of our operating revenues from consumers that qualify as Free Consumers, and that are allowed to seek alternative electricity suppliers. We may face other types of competition that could adversely affect our market share and revenues.

     Within our concession areas, other electricity suppliers are permitted to compete with us in offering electricity to certain consumers that qualify as Free Consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs. Such consumers qualified as Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, by providing six months’ prior notice, or by providing a year’s prior notice if their contract has no fixed termination date. At December 31, 2009, we supplied energy to 68 consumers qualified as Free Consumers, which accounted for approximately 2.4% of our net operating revenues and approximately 3.7% of the total volume of electricity sold by our distributors during 2009. In addition, other consumers meeting certain criteria may become Free Consumers if they move to energy from renewable energy sources, such as small hydroelectric power plants or biomass. At December 31, 2009 we had a total of 1,622 of these consumers which accounted for approximately 13.3% of our net operating revenues and approximately 19.2% of the total volume of electricity sold by us during 2009. A decision by our consumers qualified as Free Consumers to become Free Consumers and purchase electricity from electricity suppliers serving Free Consumers located in our concession areas would adversely affect our market share and results of operations.

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

     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2009, according to data from the National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”), more than 93.0% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was between 2000 and 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15.0% to a 25.0% reduction in energy consumption, and lasted from June 2001 until February 2002. If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

We are subject to environmental and health regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Our distribution and generation activities are subject to comprehensive federal and state legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures to compliance, and consequently, divert funds from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

If we are unable to complete our proposed capital expenditure program in a timely manner, the operation and development of our business may be adversely affected.

     We plan to invest approximately R$1,445 million in our generation activities, and R$4,608 million in our distribution activities during the period from 2010 through 2014. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies. We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

We are strictly liable for any damages resulting from inadequate provision of electricity services, and our contracted insurance policies may not fully cover such damages.

     Under Brazilian law we are strictly liable for direct and indirect damages resulting from the inadequate provision of electricity distribution services. In addition, our distribution facilities may, together with our generation utilities, be held liable for damages caused to others as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the ONS. We cannot assure you that our contracted insurance policies will fully cover damages resulting from inadequate rendering of electricity services which may have an adverse effect on us.

We may not be able to create the expected benefits and return on investments from the new businesses we recently entered into.

     We have recently entered into a number of new energy generation businesses (wind, thermoelectric and biomass energy) with substantial capital investments. We have no operating history and track record in any of these industries and may not be able to create the expected synergies with our current businesses. In addition:

  In the biomass business, we may suffer from a lack of sugar cane (a necessary input for the generation of this type of energy) in the market. In addition, we depend to a certain extent on the performance of our partners in these projects in the construction of the plants;

  Among the significant uncertainties and risks with respect to our seven wind farms under construction, we have financial risk associated with the difference between the energy we generate and the energy contracted through the reserve energy contract (Contrato de Energia de Reserva – CER), in which we bear the risk of divergences arising from: (a) wind intensity and duration different from that contemplated in the study phase of the project; (b) delay in commencement of operations of the wind farms under construction; and (c) unavailability of wind turbines at levels above the performance benchmarks.

     If these new generation plants are not able to (i) generate the energy contracted by our clients, or (ii) generate the energy necessary to supply any clients in the free market, and (iii), the energy provided to us is insufficient to supply the contracted demand, we may be obliged to buy the shortfall in the spot market, in which the price per MWh is usually more volatile and may be higher than our price, resulting in an adverse effect on us.

     Our growth, operating results and financial condition may be negatively affected by one or more of the above factors.

We are controlled by a few shareholders acting together, and their interests could conflict with yours.

     As of December 31, 2009, VBC Energia S.A., or VBC, PREVI (through BB Carteira Livre I FIA), and Bonaire Participações S.A., or Bonaire, owned 25.62%, 31.10% and 12.65%, respectively, of our outstanding common shares. These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us. Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions. In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors. Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. Their decisions on these matters may be contrary to the expectations or preferences of our noncontrolling shareholders, including holders of our ADSs. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

     As of December 31, 2009, approximately 84.8% of our total indebtedness was denominated in reais and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates. The remaining 15.2% of our total indebtedness was denominated in U.S. dollars and Japanese yen and substantially subject to currency swaps that converted these obligations into reais. Accordingly, if these indexation rates rise or the U.S. dollar/real or Japanese yen/real exchange rates appreciate, our financing expenses will increase.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

     As of December 31, 2009, we had a debt of R$7,463 million. Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness. If we incur additional debt, the risks associated with our leverage would increase.

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

Our reported financial condition and results could be adversely affected by changes in Brazilian Accounting Principles due to the convergence to IFRS.

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

     Two aspects of IFRS that could have a material impact on us are the recognition of regulatory assets and accounting for our concessions. Accounting for our concessions include a potential reclassification of property, plants and equipment as intangible assets, financial assets, or both. Under Brazilian Accounting Principles and U.S. GAAP, we recognize as assets and liabilities certain amounts that we are legally entitled to collect, or required to pay, in the future under the regulations applicable to our distribution subsidiaries. Depending on the outcome of the convergence with IFRS, accounting for regulatory assets and liabilities may have a material effect on our reported financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects.” We and other similarly situated Brazilian companies are discussing these points with the Brazilian standard-setters and regulators, but we cannot predict the outcome of those discussions or the ultimate manner in which IFRS or Brazilian standards based on IFRS will apply to us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect our business and the trading price of our ADSs and our common shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

  interest rates;

  currency fluctuations;

  inflation;

  liquidity of domestic capital and lending markets;

  tax policies;

  exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990;

  presidential elections will be held in Brazil in October 2010 and speculation about the new government’s economic, monetary and tax policies may create market instability and volatility; and

  other political, social and economic developments in or affecting Brazil.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our common shares.

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated against the U.S. dollar over the year 2008 and reached R$2.337 per US$1.00 at year end 2008. During 2009, the real appreciated against the U.S. dollar 25.5% in the context of the economic recovery and reached R$1.741 per US$1.00 at year end 2009. On March 26, 2010, the exchange rate was R$1.823 per US$1.00.

     Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the current economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

     Depreciation of the real also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

     Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2009, the base interest rate (“SELIC”) in Brazil varied between 19.25% p.a. and 8.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business. In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our common shares.

     The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

     The global financial crisis which started during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, directly or indirectly, adversely affect us and the market price of Brazilian securities, including the ADSs and our common shares. Although the scenario has improved significantly since the second half of 2009, it is still not clear that the global economy has recovered in order to significantly reduce the consequences of the global financial crisis.

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

     As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.

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

     We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, Deutsche Bank, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.5% of the aggregate market capitalization of the BM&FBOVESPA S.A., Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”), as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 41.5%, 53.2% and 50.4% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

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

     We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil. We were incorporated in 1998 as a joint venture among VBC, 521 Participações S.A. and Bonaire to combine their interests in companies operating in the Brazilian power sector.

     We are one of the largest electricity distributors in Brazil, based on the 37,821 GWh of electricity we distributed to approximately 6.6 million consumers in 2009. In 2009, our installed generating capacity was 1,737 MW. We are also involved in building one new hydroelectric generation facility, two biomass generation projects, two thermoelectric power plants and seven wind farms, through which we expect to increase our installed generating capacity to 2,597 MW as they are completed over the next two years.

     We also engage in electricity commercialization and provide electricity-related services to our affiliates as well as unaffiliated parties. In 2009, the total amount of electricity sold by our commercialization services was 5,912 GWh and 10,588 GWh to affiliated and unaffiliated parties, respectively.

     In 2009 and through March 31, 2010, the following developments affected our corporate structure:

  In June 2007, we acquired, through our subsidiary Perácio, all of the shares of CPFL Jaguariúna, representing 100% of its capital, for R$408 million in cash. On March 2009, we merged Perácio into CPFL Jaguariúna and restructured CPFL Jaguariúna such that we now directly hold all of its subsidiaries.

  In August 2009, in order to obtain guarantees from Furnas Centrais Elétricas S.A., or Furnas, in the Foz do Chapecó plant, we conducted a restructuring of Foz do Chapecó Energia S.A., which no longer has our subsidiary CPFL Geração de Energia S.A. (“CPFL Geração”), Furnas and Companhia Estadual de Energia Elétrica, or CEEE, as its shareholders but as its indirect holding companies. CPFL Geração and CEEE became shareholders of Chapecoense Geração de Energia S.A., holding 51.0% and 9.0% of its capital stock, with the other 40.0% being held by Furnas. This restructuring did not change the participation that the shareholders previously held in the plant.

  In September 2009, we acquired 51.0% of the shares of EPASA Centrais Elétricas da Paraíba S.A., to invest in the generation of energy from fuel oil, with the construction of two thermoelectric power plants: Termoparaíba and Termonordeste, which together will have a total generation capacity of 342 MW and assured energy of 2,170 GWh. They are scheduled to commence operations in the third quarter of 2010.

  In September 2009, we acquired a complex of wind farms, in the State of Rio Grande do Norte, composed of the wind farms Santa Clara I, II, III, IV, V, VI and Eurus VI. The wind farms are scheduled to commence operations in July 2012. We expect to increase our generation capacity by 188 MW upon completion of these wind farms.

  In October 20, 2009, we established our subsidiary Bio Formosa, for the generation of thermoelectric energy and water steam through co-generation plants powered by sugar-cane bagasse and straw. On November 6, 2009, CPFL Bio Formosa entered into an agreement for the construction of a thermoelectric power plant of 40 MW powered by sugar cane in the city of Baia Formosa in the State of Rio Grande do Norte. It is scheduled to commence operations up to July 2011.

  On March 26, 2010, we published a call notice for an annual shareholders meeting that will be held on April 26, 2010 to approve the merger of minority-held shares of the following subsidiaries: (i) Companhia Leste Paulista de Energia; (ii) Companhia Jaguari de Energia; (iii) Companhia Sul Paulista de Energia; (iv) Companhia Luz e Força de Mococa; (v) Companhia Jaguari de Geração de Energia; (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A.; and (vii) Companhia Luz e Força Santa Cruz. If approved, we will hold 100% of these seven subsidiaries’ capital stock.

     The following chart provides an overview of our corporate structure, as of March 31, 2010:

     Our core businesses are:

  Distribution. In 2009, our eight fully-consolidated distribution subsidiaries delivered 37,821 GWh of electricity to approximately 6.6 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

  Generation. As of December 31, 2009, we had installed generation capacity of 1,737 MW. During 2009, we generated a total of 5,984 GWh of electricity, and we had 7,485 GWh of assured energy, the amount of energy representing our long-term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities. We hold equity interests in eight hydroelectric plants (Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães-Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó), one of which (Foz do Chapecó) is currently under construction and is expected to be completed in the third quarter of 2010. Although the concession for Serra da Mesa hydroelectric generation facility is held by Furnas, we are entitled to 51.5% of its assured energy. We also own 33 small hydroelectric power plants and three thermoelectric power plants, two of which were acquired in 2009 (through the acquisition of EPASA) and will start operations in 2010. In 2008, we entered into energy generation from biomass through CPFL Bioenergia (Baldin energy generation plant), and, in 2009, we constituted CPFL Bio Formosa in the same segment. Also in 2009, we acquired seven companies engaged in the construction of wind farms, or the Santa Clara wind farms. By 2012, once all of these facilities become fully operational, we estimate that our installed generation capacity will reach 2,597 MW. The increased capacity from the new generation facilities will be partially used for our own distribution and commercialization activities.

  Commercialization and Electricity-Related Services. Our subsidiary CPFL Comercialização Brasil S.A., or CPFL Brasil, handles our commercialization operations and electricity-related services. CPFL Brasil procures electricity for our distribution operations, sells electricity to Free Consumers, other commercialization companies and distribution utilities, and provides electricity-related services. In 2009, we sold 16,500 GWh of electricity of which 10,588 GWh was sold to unaffiliated third parties.

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

     Focus on further improving our operating efficiency. The distribution of electricity to captive consumers in our distribution concession areas is our largest business segment. We continue to focus on improving our service and maintaining low operating costs by exploiting synergies across subsidiaries and investing in new systems that monitor our assets so that they are more efficiently managed. We seek to create value for our shareholders by optimizing our debt portfolio and exercising shrewd financial judgment. We also believe that a strong distribution business of sufficient scale will continue to provide a springboard for our strategies in electricity generation and commercialization. We also make an effort to standardize and update our operations regularly, introducing automated systems where possible. In 2008, we implemented the Six Sigma Quality process in our distribution processes.

     Complete the development of our existing generation projects and expand our generation portfolio by developing new generation projects, in particular projects from renewable energy sources. We have been developing a portfolio of new hydroelectric generating facilities. Between 2005 and 2009, five new plants became operational, which, together with our prior facilities, have a total installed capacity of 1,737 MW. In 2008, we entered into the energy generation from biomass through CPFL Bioenergia (Baldin energy generation plant). In 2009, we (i) acquired a 51.0% stake in Centrais Elétricas da Paraíba (EPASA), owner of the Termonordeste and Termoparaíba thermoelectric power plants; (ii) constituted CPFL Bio Formosa, a company for the development of the second project of energy generation from biomass of CPFL Group; and (iii) acquired seven companies engaged in the construction of wind farms. In 2010, when Foz do Chapecó, CPFL Bioenergia and the two thermoelectric power plants that belong to EPASA are expected to become fully operational, we expect our generation capacity to reach 2,369 MW. By 2011, when CPFL Bio Formosa is expected to become fully operational, this capacity may reach 2,409 MW and, by 2012, when we expect the wind farms to become operational, it may reach 2,597 MW. Part of these generation facilities have associated long-term power purchase agreements (“PPAs”), approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment. As per capita consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional generation projects.

     Expand and strengthen our commercialization business. Free Consumers represent a significant segment of the electricity market in Brazil. We strive to maintain our captive market. However, where we face competition, we make an effort to retain those of our consumers that are Free Consumers by means of bilateral contracts with CPFL Brasil, our commercialization subsidiary, in addition to attracting additional Free Consumers from outside of our distribution companies’ concession areas. In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.

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

Our Service Territory

Distribution

     We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2009. Our eight distribution subsidiaries together supply electricity to a region covering 208,205 square kilometers primarily in the States of São Paulo and Rio Grande do Sul. Their service areas include 568 municipalities and a population of approximately 17.2 million people. Together, they provided electricity to approximately 6.6 million consumers as of December 31, 2009. Our eight subsidiaries distributed approximately 13% of the total electricity distributed in Brazil, based on the most recent data available from ANEEL (information from the second quarter of 2008).

Distribution Companies

     We have eight distribution subsidiaries:

  CPFL Paulista. Companhia Paulista de Força e Luz (“CPFL Paulista”) supplies electricity to a region covering 90,440 square kilometers in the State of São Paulo with a population of approximately 9.3 million people. Its service area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.6 million consumers as of December 31, 2009. In 2009, CPFL Paulista distributed 19,977 GWh of electricity, which accounts for approximately 16.9% of the total electricity distributed in the State of São Paulo, and 6.8% of the total electricity distributed in Brazil, during that period.

  CPFL Piratininga. Companhia Piratininga de Força e Luz (“CPFL Piratininga”) supplies electricity to a region covering 6,785 square kilometers in the southern part of the State of São Paulo with a population of approximately 3.4 million people. Its service area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí. CPFL Piratininga had approximately 1.4 million consumers as of December 31, 2009. In 2009, CPFL Piratininga distributed 8,539 GWh of electricity, accounting for approximately 7.2% of the total electricity distributed in the State of São Paulo, and 2.9% of the total electricity distributed in Brazil, during that period.

  RGE. Rio Grande Energia S.A. (“RGE”) supplies electricity to a region covering 90,718 square kilometers in the State of Rio Grande do Sul with a population of approximately 3.8 million people. Its service area covers 262 municipalities, including the cities of Caxias do Sul and Gravataí. RGE had approximately 1.2 million consumers as of December 31, 2009. In 2009, RGE supplied 7,182 GWh of electricity (6,809 GWh distributed to Final Consumers, and 373 GWh delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 33.5% of the total electricity distributed in the State of Rio Grande do Sul, and 2.4% of the total electricity distributed in Brazil, during that period.

  CPFL Santa Cruz. Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) supplies electricity to an area covering 11,775 square kilometers, which includes 24 municipalities in the northwest part of the State of São Paulo and three municipalities in the State of Paraná. In 2009, CPFL Santa Cruz distributed 862 GWh of electricity to approximately 176,600 consumers, accounting for approximately 0.7% of the total electricity distributed in the State of São Paulo, and 0.3% of the total electricity distributed in Brazil, during that period.

  CPFL Jaguari. Companhia Jaguari de Energia (“CPFL Jaguari”) supplies electricity to an area covering 252 square kilometers, which includes two municipalities of the State of São Paulo. In 2009, CPFL Jaguari distributed 415 GWh of electricity to approximately 31,800 consumers.

  CPFL Mococa. Companhia Luz e Força de Mococa (“CPFL Mococa”) supplies electricity to an area covering 1,844 square kilometers, which includes one municipality of the State of São Paulo and three municipalities in the State of Minas Gerais. In 2009, CPFL Mococa distributed 194 GWh of electricity to approximately 39,600 consumers.

  CPFL Leste Paulista. Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) supplies electricity to an area covering 2,589 square kilometers, which includes seven municipalities of the State of São Paulo. In 2009, CPFL Leste Paulista distributed 277 GWh of electricity to approximately 49,900 consumers.

  CPFL Sul Paulista. Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) supplies electricity to an area covering 3,802 square kilometers, which includes five municipalities of the State of São Paulo. In 2009, CPFL Sul Paulista distributed 375 GWh of electricity to approximately 70,200 consumers.

Market Share

     ANEEL reported in the fourth quarter of 2008 that our market share in the Brazilian energy distribution sector was 13%.

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

     As of December 31, 2009, our distribution network consisted of 205,496 kilometers of distribution lines, including 242,840 distribution transformers. Our eight distribution subsidiaries had 9,456 km of high voltage distribution lines between 34.5 kV and 138 kV. At that date, we had 424 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 12,502 mega-volt amperes. Of the industrial and commercial consumers in our concession area, 212 had 69 kV, 88 kV or 138 kV high-voltage electricity supplied through direct connections to our high voltage distribution lines.

System Performance

Electricity Losses

     We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Our electricity loss rates compare favorably to the average for other major Brazilian electricity distributors in 2009 according to the most recent information available from the Brazilian Association of Electric Energy Distributors, Associação Brasileira de Distribuidores de Energia Elétrica (“ABRADEE”), an industry association.

     We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud, billing errors and similar matters. To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing. Approximately 476,500 inspections were conducted during 2009, which we believe led to a recovery of receivables estimated at more than R$133 million. Our eight distribution subsidiaries have lower rates of commercial losses than other Brazilian power companies.

Power Outages

     The following table sets forth for each of our distribution subsidiaries the frequency and duration of electricity outages per consumer for the years 2009 and 2008:

	Year ended December 31, 2009

							CPFL
	CPFL	CPFL		CPFL	CPFL	CPFL	Leste	CPFL Sul
	Paulista	Piratininga	RGE	Santa Cruz	Jaguari	Mococa	Paulista	Paulista

FEC[1]	5.77*/5.07	6.41*/5.35	8.80	7.55*/7.27	6.06*/5.07	8.27	10.75	7.37
DEC[2]	7.62*/5.76	11.02*/6.68	14.45	5.47*/5.34	10.61*/6.07	8.18	11.31	8.94
_______________________
(1) Frequency of outages per consumer per year (number of outages)
(2) Duration of outages per consumer per year (in hours)

	Year ended December 31, 2008

							CPFL
	CPFL	CPFL		CPFL	CPFL	CPFL	Leste	CPFL Sul
	Paulista	Piratininga	RGE	Santa Cruz	Jaguari	Mococa	Paulista	Paulista

FEC[1]	5.87	5.36	9.67	6.93	5.40	7.25	8.85	7.10
DEC[2]	6.85	6.54	15.43	5.66	7.24	7.66	8.73	8.13
_______________________

(1) Frequency of outages per consumer per year (number of outages).
(2) Duration of outages per consumer per year (in hours).
*A power outage in Brazil on November 10, 2009, which interrupted the energy supply in 17 states and the Federal District, affected the FEC/DEC indexes in four of our distribution subsidiaries (CPFL Paulista, CPFL Piratininga, CPFL Jaguari and CPFL Santa Cruz), responsible for 66.0% of our distribution supply. Similar events occurred in 2002, 1999 and 1985 in Brazil.

     We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages. Our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

     Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista and CPFL Piratininga are among the lowest in Brazil compared to companies of similar size. The duration of outages at RGE are comparatively higher than those at CPFL Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in Southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. Moreover, these indicators at RGE are at historical lows for the company, which registered 9.0% and 6.3% reductions in the DEC and FEC indexes, respectively, from 2008, obtaining our best performance yet, due principally to our corporate reorganization and maintenance policy.

     Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately up to 16.0% of total interruptions. Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions. In 2009, we invested a total of R$371 million in improvements of (i) the logistics of our operations, (ii) our systems, and (iii) our infrastructure to support operations, across our different business segments. We expect to invest an additional R$1,057 million for such purposes in 2010.

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

Purchases of Electricity

     Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities. In 2009, 8.3% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries. Of the total energy that we purchased in 2009, 69.2% was purchased in the regulated market and 30.8% was purchased in the free market.

     In 2009, we purchased 11,084 GWh of electricity from the Itaipu power plant, amounting to 21.1% of the total electricity we purchased. Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu. The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW. ANEEL annually determines the amount of electricity to be sold by Itaipu. We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity. Our purchases represent approximately 16.8% of Itaipu’s total supply to Brazil. This share was fixed by law according to the amount of electricity sold in 1991. The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas.

     The Itaipu plant has an exclusive transmission grid. Distribution companies pay a fee for the use of this grid.

     In 2009, we paid an average of R$104.41 per MWh for purchases of electricity from Itaipu, as compared to R$88.10 during 2008 and R$89.44 during 2007. These figures do not include the transmission fee.

     We purchased 41,454 GWh of electricity in 2009 from generating companies other than Itaipu, representing 78.9% of the total electricity we purchased. For more information on the regulated market and the free market, see “—The Brazilian Power Industry—The New Industry Model Law.”

     The following table shows amounts purchased from our suppliers in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,

	2009	2008	2007

	(in GWh)
Electricity purchased in the regulated market:
Itaipu	11,084	11,085	10,990
Tractebel Energia S.A.	7,002	7,128	8,110
Petrobrás – Petróleo Brasileiro S.A	1,721	1,718	1,717
AES Uruguaiana Ltda	149	1,243	1,244
Duke Energy Inter. Ger. Paranapanema S.A	82	219	1,195
Furnas Centrais Elétricas S.A.	1,649	1,261	1,207
Electric Energy Trading Chamber – CCEE	3,004	2,820	783
Companhia de Geração de Energia Elétrica Tietê	226	302	377
Companhia Energética de São Paulo – CESP	1,808	1,711	1,071
Companhia Hidro Elétrica do São Francisco – CHESF	1,318	1,255	634
Companhia Energética de Minas Gerais – CEMIG.	1,706	723	295
TermoRio S.A.	248	341	–
Copel Geração S.A.	713	343	–
COOMEX Empresa Operadora do Mercado Energético Ltda.	284	–	–
Companhia Energética Santa Clara – CESC	132	132	–
Queiróz Galvão Energética S.A.	280	280	–
PROINFA	958	629	–
Other	3,994	1,958	2,051

Total	36,358	33,148	29,674
Electricity purchased in the free market	16,180	16,183	18,488

Total	52,538	49,331	48,162

     The provisions of our electricity supply contracts are governed by ANEEL regulations. The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

     Transmission Tariffs. In 2009, we paid a total of R$1,171 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

     We classify our consumers into five principal categories. See Note 23 to our audited consolidated financial statements for a breakdown of our sales by category.

• Industrial consumers. Sales to final industrial consumers accounted for 30.4% of our revenue of electricity sales in 2009.

• Residential consumers. Sales to final residential consumers accounted for 37.6% of our revenue of electricity sales in 2009.

• Commercial consumers. Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 19.9% of our revenue of electricity sales in 2009.

• Rural consumers. Sales to final rural consumers accounted for 3.2% of our revenue of electricity sales in 2009.

• Other consumers. Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.9% of our revenue of electricity sales in 2009.

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

     The following tables sets forth our average retail prices for each consumer category for 2009 and 2008. These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2009 and 2008.

	Year ended December 31, 2009

				CPFL	CPFL
	CPFL	CPFL		Santa	Leste	CPFL Sul	CPFL	CPFL
	Paulista	Piratininga	RGE	Cruz	Paulista	Paulista	Jaguari	Mococa

	(R$/MWh)
Residential	398.32	395.34	491.34	429.88	484.73	430.10	360.57	490.49
Industrial	327.86	295.26	336.76	339.46	339.35	263.53	250.56	299.13
Commercial	354.52	347.04	475.34	397.54	452.73	420.92	321.30	414.27
Rural	187.99	213.20	190.49	214.15	261.68	238.05	113.10	245.44
Other	259.81	246.29	272.76	185.74	316.43	284.78	246.81	285.03
Total	343.05	335.52	366.56	328.62	373.34	330.25	268.99	360.55

	Year ended December 31, 2008

				CPFL	CPFL
	CPFL	CPFL		Santa	Leste	CPFL Sul	CPFL	CPFL
	Paulista	Piratininga	RGE	Cruz	Paulista	Paulista	Jaguari	Mococa

				(R$/MWh)
Residential	374.67	360.91	469.23	384.86	456.17	403.47	336.54	471.47
Industrial	296.38	267.56	318.35	305.08	294.26	246.16	230.10	284.23
Commercial	332.64	323.83	455.77	368.28	425.44	412.09	301.86	401.77
Rural	178.96	166.27	182.10	165.61	233.02	221.66	95.70	230.65
Other	243.51	235.69	259.40	188.12	288.41	269.23	236.07	274.46
Total	317.83	305.73	345.93	296.30	334.59	307.83	223.92	341.65

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

     TUSD. Under applicable laws and regulations, we are required to allow use of our high-voltage distribution lines by others, including Free Consumers within our distribution concession areas that are supplied by third parties. All of our consumers must pay a fee for the use of our network. In 2009, tariff revenues for the use of our network by Free Consumers amounted to R$789 million. The average tariff for the use of our network was 73.45 R$/MWh and 63.92 R$/MWh in 2009 and 2008, respectively, including the TUSD we charge to other distributors connected to our distribution network.

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

     High voltage consumers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of nonpayment, a notice is sent to the consumer four business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the consumer is subject to discontinuation of service.

     At December 31, 2009, consumers in default represented an average 1.16% of annual revenues of our eight subsidiaries. These figures have fallen consistently in the past few years and are currently among the lowest in the Brazilian power industry.

Customer Service

     We strive to provide high-quality customer service to our distribution consumers. We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week. In 2009, our call centers responded to approximately 9.8 million calls. We also provide customer service through our Internet website, which handled approximately 7.7 million customer requests in 2009, and through our branch offices, which handled approximately 1.6 million customer requests in 2009. The growth in electronic requests has allowed us to reduce our customer service costs. Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

Generation of Electricity

     We are actively expanding our generating capacity. In accordance with Brazilian regulation, revenues from generation are based mainly on assured energy of each facility, rather than its installed capacity or actual output of each generating facility. Assured energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement. For companies that are centrally dispatched by the ONS, actual output is determined periodically by the ONS in view of demand and hydrological conditions. Provided generators have sold their electricity and participate in the Energy Reallocation Mechanism, Mecanismo de Realocação de Energia (“MRE”), they will receive at least the amount relating to the assured energy, even if they do not actually generate all of it. Conversely, in case the generators’ output exceeds the assured energy, their incremental revenue will only cover the costs associated thereto. Most of our hydroelectric plants are members of the MRE, which mitigates hydrologic risks.

     In 2009, CPFL Geração owned 51.54% interest in the assured energy from the Serra da Mesa power plant. Through our generation subsidiaries CERAN, BAESA and ENERCAN, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves and 14 de Julho plants, which have been operational since December 2004, November 2005, February 2007, March 2008 and December 2008, respectively. Through CPFL Jaguariúna, we owned 6.93% interest in the Luis Eduardo Magalhães power plant. We also operated 33 small hydroelectric power plants and three thermoelectric power plants, two of which are under construction.

     Our total installed generation capacity from all of these facilities was 1,737 MW as of December 31, 2009. We produce electricity almost exclusively through our hydroelectric plants. We generated 5,984 GWh in 2009, 6,659 GWh in 2008 and 6,382 GWh in 2007. We are also currently involved in a joint venture to build the hydroelectric generation facility of Foz do Chapecó, in the construction of the CPFL Bioenergia and CPFL Bio Formosa co-generation plants, in the construction of the Termoparaíba and the Termonordeste thermoelectric power plants and in the construction of the Santa Clara wind farms. Upon completion of these facilities, we expect to have a total installed capacity of 2,597 MW until 2012.

     The following table sets forth certain information relating to our principal facilities in operation as of March 31, 2010:

	Installed	Assured	Placed in	Facility	Concession
	capacity	energy	service	upgraded	expires

	(MW)	(GWh/year)
Hydroelectric plants:
Serra da Mesa	1,275.0	5,878.0	1998		(1)
Our share of Serra da Mesa (51.54%)	657.1	3,029.5
Monte Claro	130.0	516.8	2004		2036
Our share of Monte Claro (65%)	84.5	335.9
Barra Grande	690.0	3,334.1	2005		2036
Our share of Barra Grande (25.01%)	172.5	833.7
Campos Novos	880.0	3,310.4	2007		2035
Our share of Campos Novos (48.72%)	428.8	1,612.9
Castro Alves	130.0	560.6	2008		2036
Our share of Castro Alves (65%)	84.5	364.4
14 de Julho	100.0	438.0	2008		2036
Our share of 14 de Julho (65%)	65.0	284.7
Luis Eduardo Magalhães	902.5	4,613.0	2001		2032
Our share of Luis Eduardo Magalhães (6.93%)	62.6	319.7
Subtotal (our share only)	1,555.0	6,780.8

Small hydroelectric power plant	Installed	Assured	Placed in	Facility	Concession
	capacity	energy	service	upgraded	expires
	(MW)	(GWh/year)
Americana	30.0	78.8	1949	2002	2027
Andorinhas	0.5	4.0	1937	(2)	(4)
Buritis	0.8	7.9	1922		2027
Capão Preto	4.3	20.0	1911	2008	2027
Cariobinha	1.3	0	1936	(3)	2027
Chibarro	2.6	14.8	1912	2008	2027
Dourados	10.8	68.0	1926	2002	2027
Eloy Chaves	19.0	106.9	1954	1993	2027
Esmeril	5.0	25.2	1912	2003	2027
Gavião Peixoto	4.8	33.5	1913	2007	2027
Guaporé	0.7	5.4	1950	(2)	(4)
Jaguari	11.8	78.8	1917	2002	2027
Lençóis	1.7	14.7	1917	1988	2027
Monjolinho	0.6	2.7	1893	2003	2027
Pinhal	6.8	32.4	1928	1993	2027
Pirapó	0.7	5.6	1952		(4)
Saltinho	0.8	6.4	1950		(4)
Salto do Pinhal	0.6	0	1911	(3)	2027
Salto Grande	4.6	23.8	1912	2003	2027
Santana	4.3	25.4	1951	2002	2027
São Joaquim	8.1	49.3	1911	2002	2027
Socorro	1.0	5.3	1909	1994	2027
Três Saltos	0.6	5.3	1928		2027
Ponte do Silva	0.1	0	1956		(4)
Lavrinha	0.3	(5)	1947		(4)
Macaco Branco	2.4	(5)	1911		2015
Pinheirinho	0.6	(5)	1911		(4)
Rio do Peixe I	3.1	(5)	1925		2015
Rio do Peixe II	15.0	(5)	1998		2015
Santa Alice	0.6	(5)	1907		(4)
São José	0.8	(5)	1934		(4)
São Sebastião	0.7	(5)	1925		(4)
Turvinho	0.8	(5)	1912		(4)

Sub total	145.8	614.2
Thermoelectric power plants:
Carioba	36.0	93.7	1954		2027
TOTAL (our share only)	1,736.8	7,488.7
__________________________

(1)	The concession for Serra da Mesa is held by Furnas. We have a contractual right to 51.54% of the assured energy of this facility, under a 30-year rental agreement, expiring in 2028.
(2)	Power plants that will be upgraded by 2013.
(3)	Power plants that are not active.
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

     CERAN Complex. We own a 65.0% interest in CERAN, a joint venture that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex. The other shareholders are CEEE (30.0%) and Desenvix (5.0%). The CERAN hydroelectric complex consists of three hydroelectric plants: Monte Claro, Castro Alves and 14 de Julho. The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the State of Rio Grande do Sul. The entire CERAN Complex has an installed capacity of 360 MW and estimated assured energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year. We sell our participation in the assured energy of this complex to affiliates in our group. These facilities are operated by CERAN, under CPFL Geração’s supervision.

Monte Claro (Ceran Complex). In 2004, Monte Claro’s first generator became operational, with an installed capacity of 65 MW and assured energy of 509.8 GWh a year, and in 2006, the second generator became operational, with an installed capacity of 65 MW and assured energy of 7.0 GWh per year. The plant has a total of 130 MW in installed capacity and 516.8 GWh in assured energy per year.

Castro Alves (Ceran Complex). In March 2008, the first generation unit of Castro Alves plant became operational, with an installed capacity of 43.4 MW and annual assured energy of 353.0 GWh. In April 2008, the second generation unit became operational, with an installed capacity of 43.4 MW and annual assured energy of 207.6 GWh. This plant became fully operational in June 2008, with a total installed capacity of 130 MW and annual assured energy of 560.6 GWh. Castro Alves added 84.5 MW to our capacity and an annual assured energy of 364.4 GWh.

14 de Julho (Ceran Complex). The first generation unit became operational in December, 2008, and the second generation unit became fully operational in March, 2009. This plant has a total installed capacity of 100 MW and an annual assured energy of 438.0 GWh. 14 de Julho added 65 MW to our capacity and an annual assured energy of 284.7 GWh.

     Barra Grande. This facility became fully operational on May 1, 2006 with a total installed capacity of 690 MW and total assured energy of 3,334.1 GWh per year. CPFL Geração owns a 25.01% interest in this plant. The other shareholders of the joint venture are Alcoa (42.18%), CBA (Companhia Brasileira de Alumínio) (15.00%), DME (Departamento Municipal de Eletricidade de Poços de Caldas) (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%) . We sell our participation in the assured energy of this facility to affiliates in our group.

     Campos Novos. We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in May 2000 to construct, finance and operate the Campos Novos hydroelectric facility. The plant was constructed on the Canoas River in the State of Santa Catarina, and became fully operational on May 1, 2007 with a total installed capacity of 880 MW and assured energy of 3,310.4 GWh per year, of which our interest is 1,612.9 GWh per year. The other shareholders of ENERCAN are CBA (24.73%), Votorantim Metais Níqueis S.A. (20.04%) and CEEE (6.51%). The plant is operated by ENERCAN under CPFL Geração’s supervision. This plant increased our installed capacity by 428.8 MW. We sell our participation in the assured energy of this joint venture to affiliates in our group.

     Luis Eduardo Magalhães Power Plant. We own a 6.93% interest in Luis Eduardo Magalhães power plant, also known as UHE Lajeado. The plant is located on the Tocantins river in the State of Tocantins, and became fully operational in November, 2002 with a total installed capacity of 902.5 MW and assured energy of 4,613 GWh per year. The plant was built by Investco S.A., a consortium comprised of Lajeado Energia, EDP (Energias de Portugal), CEB (Companhia Energética de Brasília) and Paulista Lajeado (that we acquired in 2007). We sell our participation in the assured energy of this plant to affiliates in our group.

     Small Hydroelectric Power Plants. We operate 33 small hydroelectric power plants. Since 1988, we have been investing in their renovation and automation to increase their output. The program basically consists of the substitution of generation units by means of increase of power, replacing existing turbines and upgrading peripheral equipment and automated systems, as well as restoring infrastructure. Through these initiatives, we hope to increase the assured energy of such plants, their production of electricity and our profitability, while minimizing operational costs.

     The automation of these power plants permits the remote execution of their control, supervision and operations. We also created an operation center for the management and monitoring of our power plants in Campinas, making it possible for the entire production cycle of the power plants to be remotely controlled in real time.

     The costs of operations and maintenance of CPFL Geração’s plants decreased from R$26.47/MWh in 1997 to R$12.93/MWh in 2009. The rate of availability of our power generation equipment increased from 82.0% in 1997 to 93.0% in 2009. Through 2013 we expect to begin projects to refurbish two power plants: Andorinhas and Guaporé.

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

     Thermoelectric Power Plants. We operate one thermoelectric power plant with an installed capacity of 36 MW. The Carioba facility was constructed in 1954. As of 2002, the Carioba facility was operating with 100% fuel-subsidized oil. Beginning in 2003, this subsidy was gradually reduced and contracted electricity was simultaneously decreased by 25.0% per year. By the end of 2006, the subsidy was phased out entirely and, as a result, all assured energy at Carioba is now available to be contracted pursuant to PPAs.

Expansion of Generation Capacity

     Demand for electricity in our distribution concession areas continues to grow. To address this increase in demand, and to improve our margins, we are expanding our generation capacity. We are currently completing the Foz do Chapecó hydroelectric plant, which will have a total expected installed capacity of 855 MW, of which our share will be 436 MW. We are also building the CPFL Bioenergia and the CPFL Bio Formosa co-generation plants, the Termoparaíba and the Termonordeste thermoelectric power plants and the Santa Clara wind farms, which together will have an installed capacity of 615 MW, of which 425 MW represents our share. By the end of 2012, we expect that the total generating capacity from this facility will become operational.

     The following table sets forth information regarding our current hydroelectric generation projects as of December 31, 2009:

								Estimated
							Estimated	Assured
	Estimated	Estimated	Estimated		Expected		Installed	Energy
	Installed	Assured	Construction	Start of	Start of	Our	Capacity	Available to
	Capacity	Energy	Cost	Construction	Operations	Ownership	Available	us

	(MW)	(GWh/yr)	(R$ million)			(%)		(GWh/yr)
				December
Foz do Chapecó	855	3,784.3	2,641	2006	2010	51.0	436.1	1,930.1
CPFL Bioenergia	45	112.4	97.8	August 2008	2010	50.0	22.5	56.2
EPASA:
Termoparaíba.	171	1,085.3	304	October 2009	2010	51.0	87.1	553.5

								Estimated
							Estimated	Assured
	Estimated	Estimated	Estimated		Expected		Installed	Energy
	Installed	Assured	Construction	Start of	Start of	Our	Capacity	Available to
	Capacity	Energy	Cost	Construction	Operations	Ownership	Available	us

Termonordeste	171	1,085.3	304	October 2009	2010	51.0	87.1	553.5

	342	2,170.6	608				174.2	1,107
Bio Formosa	40	140.2	127	March 2010	2011	100	40	140.2
Santa Clara Wind
Farm	188	665.8	801	2010	2012	100	188	665.8

Total	1,470	6,873.3	4,274.8				860.8	3,899.32

     Foz do Chapecó Project. We own a 51.0% interest in Chapecoense, a joint venture that plans to construct, finance and operate the Foz do Chapecó hydroelectric plant pursuant to a 35-year concession granted in November 2001. The remaining 49.0% interest in the joint venture is divided among Furnas, which holds a 40% interest, and CEEE, which holds a 9.0% interest. The Foz do Chapecó hydroelectric plant is located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul. The total estimated construction cost of the facility is at R$2,641 million, of which we will be responsible for R$1,347 million. Construction began in December 2006, and we anticipate that the plant will begin operations in 2010 and will add 436 MW to our generation capacity. Of our 51% share in the assured energy of this project, we sell 40% to affiliates in our group and 11% through CCEARs.

     The expected capital structure is approximately 30.0% equity and 70.0% debt. Foz do Chapecó obtained R$1,656 million of financing for the Foz do Chapecó project from BNDES. Through 2009, a disbursement has been made in the total amount of R$1,388 million. We are the guarantor for CPFL Geração’s portion in the financing and will guarantee CEEE’s portion of the financing for a negotiated fee. The financing is also secured by a pledge of (i) the shares of Foz do Chapecó and (ii) credit rights of Foz do Chapecó related to the concession.

     Project CPFL Bio Formosa. In 2009, CPFL Comercialização Brasil S.A. acquired the Baia Formosa powerplant (CPFL Bio Formosa), with a generation capacity of 40MW, with 25MW medium/electricity harvest. The construction of the UTE began in March 2010 and the plant is expected to begin its operations in July 2011. The total estimated cost of construction is R$127 million. In 2006, our consulting group helped the Farias Group to sell approximately 11 MW in the A-5 auction (an auction held five years before the initial delivery date, see “Auctions on the Regulated Market”). The success of the auction has helped CPFL Comercialização Brasil S.A. to acquire Usina Baia Formosa (currently CPFL Bio Formosa) in 2009.

     Project CPFL Bioenergia. In partnership with Baldin Bioenergia, we are building a co-generation plant, in which we own a 50.0% interest. The plant is located in the city of Pirassununga, in the State of São Paulo. The total estimated cost of the thermoelectric power plant is R$97.8 million, of which R$48.9 million we are responsible for. The construction began in August 2008 and we expect that it will commence operations in the second third of 2010. This co-generation plant will add 22.5 MW to our installed generation capacity. All of this electricity was sold to CPFL Brasil.

     Project EPASA. We are building two thermoelectric power plants from oil fuel, with total installed capacity of 342 MW and assured energy of 1.107GWh and in which we own a 51.0% interest. The Termoparaíba and Termonordeste thermoelectric power plants are located in the city of João Pessoa in the State of Paraíba. The total estimated cost of construction is R$608 million, of which R$310 million we are responsible for. The construction of these plants began in October 2009 and they are expected to commence operations in the third quarter of 2010, adding 174 MW to our installed generation capacity. The largest part of this electricity was sold in CCEARs and 18.8% of the electricity was bought by our distributors.

     Santa Clara Wind Farm. In 2009, CPFL Geração developed and planned wind power generation projects and in September 2009 acquired a complex of wind farms. The Santa Clara wind farms I, II, III, IV, V, VI and Eurus VI will have installed generation capacity of 188 MW and assured energy of 666 GWh. The wind farms will be built in the city of Parazinho and João Câmara, in the state of Rio Grande do Norte. Construction is scheduled to commence in the second half of 2010 and operations are scheduled to commence in July 2012. The total estimated cost of construction is R$801 million. The electricity of this wind farm was sold through an auction, through contracts with CCEAR.

     In addition, on March 23, 2010, our subsidiaries, CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra (companies created to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop three new biomass generation projects. The aggregate potential installed capacity of these three projects is 145 MW and the investment is approximately R$366 million. Operations are scheduled to commence between June 2011 and April 2012.

Electricity Commercialization and Services

Commercialization Operations

Our subsidiary CPFL Brasil carries out our electricity commercialization operations. Its key functions are:

• procuring electricity for commercialization activities by entering into bilateral contracts with other energy companies (including our generation subsidiaries) and purchasing electricity in public auctions;

• reselling electricity to Free Consumers;

• reselling electricity to distribution companies (including CPFL Paulista, CPFL Piratininga and RGE) and other agents in the electricity market through bilateral contracts; and

• providing electricity-related services and consulting to Final Consumers and other agents.

     The rates at which CPFL Brasil purchases and sells electricity in the free market are determined in bilateral negotiations with its suppliers and consumers. The contracts with distribution companies are regulated by ANEEL. In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited to an average of 10.0% by ANEEL regulations. Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30.0% of their electricity requirements from affiliated companies. The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004. However, we are allowed to sell electricity to distributors through the open bidding process in the regulated market.

Electricity-Related Services

     We offer our consumers a wide range of electricity-related services through CPFL Brasil. These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use. Our main electricity-related services include:

• Electric energy management consultancy: Our consulting and electrical power management services assist consumers’ migration to the free market. CPFL Brasil’s contract management consulting services seek to support consumers’ decision-making with respect to electrical power and to strengthen our relation with consumers in the negotiation of price and electricity services;

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

     Brazilian law provides that all of our concessions can be renewed once with approval from the MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services are met. We intend to apply for the extension of each concession upon its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. ANEEL has absolute discretion over whether to renew existing concessions, and the acquisition of certain concessions by competing investors could adversely affect our results of operations.

Our Concessions and Authorizations

     Hydroelectric generation projects with a capacity greater than 1,000 kW operated by an independent producer can usually only be implemented through concessions granted by ANEEL through public biddings (and the execution of a concession agreement). The possibility of any renewal of such concessions is analyzed by ANEEL on a case-by-case basis, according to the terms of the related agreement and public bidding note. However, ANEEL retains the power to deny the request to extend the concession period.

     Certain projects such as wind farms, small scale hydroelectric power plants and thermoelectric power plants are implemented through an authorization awarded by the granting authority without the need for a public bidding process (as opposed to the concession). Renewal of an authorization is also at the discretion of ANEEL and is decided on a case-by-case basis, as long as it provides justification for the decision and it furthers the public interest.

     For further information about concessions and authorizations, see “The Brazilian Power Industry – Consessions”.

Concessions

     We operate under concessions granted by the Brazilian government through ANEEL for our generation and distribution businesses. We have the following concessions with respect to our distribution business:

Concession no.	Concessionaire	State	Term

014/1997	CPFL Paulista	São Paulo	30 years from November 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 1997
021/1999	CPFL Santa Cruz	São Paulo and Paraná	16 years from February 1999 to July 2015
015/1999	CPFL Jaguari	São Paulo	16 years from February 1999 to July 2015
017/1999	CPFL Mococa	São Paulo and Minas Gerais	16 years from February 1999 to July 2015
018/1999	CPFL Leste Paulista	São Paulo	16 years from February 1999 to July 2015
019/1999	CPFL Sul Paulista	São Paulo	16 years from February 1999 to July 2015

     The table below summarizes concessions related to our generation business. In addition, CPFL Sul Centrais is an Independent Producer with a generating capacity of less than 1,000 kW, and therefore it has a regulatory authorization rather than a concession agreement.

	Independent				Maximum
Concession no.	Producers	Plant	State	Term	renewal period

128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and	35 years from	At the discretion
			Rio Grande do Sul	November 2001	of ANEEL

036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May	At the discretion
				2001	of ANEEL

008/2001	CERAN	14 de Julho,	Rio Grande do Sul	35 years from	At the discretion
		Castro Alves and		March 2001	of ANEEL
Monte Claro

043/2000	Enercan	Campos Novos	Santa Catarina	35 years from May	At the discretion
				2000	of ANEEL

005/1997	Investco	Luiz Eduardo	Tocantins	35 years from	At the discretion
		Magalhães		December 1997	of ANEEL

015/1997	CPFL Geração	Our 19 small	São Paulo	30 years from	30 years
		hydroelectric		November 1997
power plants and
one thermoelectric
facility
Decree No.	CPFL Geração	Serra da Mesa	Goiás	(1)	20 years
85,983/81
09/1999	CPFL Jaguari	Macaco Branco	São Paulo	16 years from	20 years
		(small		February 1999 to
		hydroelectric		July 2015
power plant)
10/1999	CPFL Leste	Rio do Peixe I and	São Paulo	16 years from	20 years
	Paulista	II (small		February 1999 to
		hydroelectric		July 2015
power plant)
__________________________

(1)
The concession for Serra da Mesa is held by Furnas and will expire on May 7, 2011. We have the contractual right to 51.54% of the assured energy of this facility under a 30-year rental agreement, expiring in 2028. On May 5, 2008, Furnas requested the renewal of the concession for Serra da Mesa plant for an additional term of 20 years.

Authorizations

Authorization no.	Independent Producers	Plant	State	Term	Maximum renewal period

2106/2009	CPFL Bioenergia S.A.	UTE Baldin	São Paulo	30 years from	-
September 24, 2009

2277/2010	Centrais Elétricas da Paraíba S.A. - EPASA	UTE Termoparaíba	Paraíba	35 years from	At the discretion of MME
December 7, 2007

2277/2010	Centrais Elétricas da Paraíba S.A. - EPASA	UTE Termonordeste	Paraíba	35 years from	At the discretion of MME
December 12, 2007

259/2002	CPFL Bio Formosa S.A.	UTE Baía Formosa	Rio Grande do Norte	30 years from	At the discretion of ANEEL
May 15, 2002
________________________

The authorization of wind farms Santa Clara I, II, III, IV, V, VI and Eurus VI is scheduled to be issued through the MME on April 20, 2010, according to the schedule published on December 22, 2009. The authorization will be valid for 35 years from the date of its publication.

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

Properties

     Our principal properties consist of hydroelectric generation plants, substations and distribution networks. The net book value of our total property, plant and equipment as of December 31, 2009 was R$7,487 million. Apart from our distribution network, no single one of our properties produces more than 10.0% of our total revenues. Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

The Brazilian Power Industry

General

     In 2009, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 154.6 GW by 2017, of which 117.5 GW (76.0%) is projected to be hydroelectric, 37.1 GW (24.0%) is projected to be thermoelectric and 8.6 GW (6.6%) is projected to be imported through the Interconnected Power System.

     In 2009, Eletrobrás owned 38% of Brazilian generation assets. Through its subsidiaries, Eletrobrás is also responsible for 56% of Brazil’s installed transmission capacity. In addition, it has participation in some Brazilian state-controlled entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Hidroelétrica do São Francisco — CHESF and Furnas Centrais Elétricas.

     In 2009, private companies had 38% and 69% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and 26% of the transmission market, in terms of revenue.

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

National Electrical System Operator — ONS

     The ONS is a non-profit organization that coordinates and controls electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers. The primary role of the ONS is to oversee the generation and transmission operations in the Interconnected Power System, or SIN, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a nonprofit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market, or MAE.

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

Concessions and Authorizations

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

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, as representatives of the Brazilian government, for a concession, permission or authorization, as the case may be.

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

     Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after ANEEL or the MME has made a final administrative ruling that the concessionaire, among other things, (i) has failed to render adequate service or to comply with applicable law or regulation, (ii) no longer has the technical, financial or economic capacity to provide adequate service, or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

     Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated as of the expiration.

• Penalties. ANEEL’s regulation governs the imposition of sanctions against the participants in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines and forfeiture). For each breach, the fines can be up to two per cent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following: (i) execution of contracts between related parties in the cases provided by regulation; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (iii) changes in controlling interest of the holder of the authorization or concession. In cases of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

Authorizations

     Authorizations are unilateral and discretionary act from the granting authority. Such act, in general, and differently from concessions, does not require a public bidding process. As an exception to the general rule, authorizations may also be granted to potential power producers after specific bidding processes for the purchase of power conducted by ANEEL.

     In the power generation sector, independent power producers (IPPs) and self generators hold an authorization as opposed to a concession. IPPs and self-generators do not receive public service concessions or permits to render public services. Rather, they are granted authorizations or specific concessions to explore water resources that merely allow them to produce, use or sell electric energy. Each authorization granted to an IPP or self-power producer sets forth the rights and duties of the authorized company. Authorized companies have the right to ask ANEEL to carry out expropriations on their benefit, are subject to surveillance from ANEEL regulators and are subject to ANEEL’s prior approval in the event of a change in control interest. Moreover, early unilateral termination of the authorization entitles the authorized company to seek compensation from the granting authority for damages suffered.

     The IPP may sell part or all of its output to customers on its own account and risk. The self-generator may sell or trade any exceeding energy it is unable to consume, upon specific authorization from ANEEL. IPPs and self-generators are not granted monopoly rights and are not subject to price controls, with the exception of specific cases. The IPPs compete with public utilities and among themselves for large customers, pools of customers of distribution companies or any customers unattended by a public utility.

The New Industry Model Law

     Since 1995, the Federal Government has taken a number of measures to reform the Brazilian electric energy industry. These culminated, on July 30 2004, in the enactment of the New Industry Model Law, which further restructured the power industry with the ultimate goal of providing consumers with a secure electricity supply at an adequate tariff.

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

     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free and Special Consumers are required to notify the MME, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will be required to notify the MME, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. Based on this information, the MME must establish the total amount of energy to be contracted in the regulated market and the list of generation projects that will be allowed to participate in the auctions. Distribution companies will also be required to specify the portion of the contracted amount they intend to use to supply consumers qualified as Free Consumers.

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (i) the regulated market, which contemplates the purchase by distribution companies through public auctions of all electricity necessary to supply their consumers and (ii) the free market, which contemplates the purchase of electricity by non-regulated entities (such as Free Consumers and energy traders).

     Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies will be able to purchase electricity outside the public bidding process from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (ii) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources, and (iii) the Itaipu power plant. The electricity generated by Itaipu continues to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Midwest Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

The Regulated Market

     In the regulated market, distribution companies purchase their expected electricity requirements for their captive consumers from generators through public auctions. The auctions are administered by ANEEL, either directly or indirectly through the CCEE.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such cases, the generator would be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. Together, these agreements comprise the energy purchase agreements in the Regulated Market, Contratos de Comercialização de Energia no Ambiente Regulado - CCEAR.

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

Auctions on the Regulated Market

     Electricity auctions for new generation projects in process are held (i) five years before the initial delivery date (referred to as "A-5" auctions) and (ii) three years before the initial delivery date (referred to as "A-3" auctions). Electricity auctions from existing power generation facilities take place (i) one year before the initial delivery date (referred to as "A-1" auctions) and (ii) approximately four months before the delivery date (referred to as "market adjustments"). The invitations to bid in the auctions are prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criterion to determine the winner of the auction.

     Each generation company that participates in an auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies. The CCEAR of both "A-5" and "A-3" auctions have a term of between 15 and 30 years, and the CCEAR of "A-1" auctions have a term between five and 15 years. Contracts arising from market adjustment auctions are limited to a two-year term. The total amount of energy contracted in such market adjustment auctions may not exceed 1.0% of the total amount of energy contracted by each distributor, except for the auctions held in 2008 and 2009, for which the total amount of contracted energy may not exceed 5.0%.

     With respect to the CCEAR related to electricity generated by existing generation facilities, there are three alternatives for the permanent reduction of contracted electricity: (i) compensation for the exit of potentially Free Consumers from the regulated market, (ii) reduction, at the distribution companies’ discretion, of up to 4.0% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (iii) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

     Since 2005, CCEE has conducted eight auctions for new generation projects, eight auctions for existing power generation facilities, one auction for alternate generation projects, one auction for generation ventures that use biomass as a source, classified as “reserve energy”, and finally, one auction for wind power generation, also classified as reserve energy. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on this information, the MME establishes the total amount of electricity to be traded in the auction and sets the generation companies that would participate in the auction. The auction is carried out in two phases via an electronic system. As a general rule, the contracts to be executed in the context of the auction have the following terms (i) from 15 to 30 years of the supply start-up in cases of new generation projects, (ii) from 5 to 15 years of the auction’s subsequent year in cases of existing power generation facilities, (iii) from 10 to 30 years of the supply start-up in cases of alternate generation projects, (iv) 15 years of the supply start-up in cases of biomass reserve energy and (v) 20 years of the supply start-up in cases of wind power reserve energy.

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

     The Annual Reference Value

     The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to Final Consumers. The Annual Reference Value corresponds to the weighted average of electricity prices in the "A-5" and "A-3" auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in the "A-5" auctions and the "A-3" auctions. Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass through the full amount of the Annual Reference Value to consumers for three years. The Annual Reference Value is also applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects are allowed to be fully passed through. The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers: (i) No pass-through of costs for electricity purchases that exceed 103.0% of actual demand; (ii) Limited pass-through of costs for electricity purchases made in an "A-3" auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity purchased in the "A-5" auctions; (iii) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; and (iv) Full pass-through of costs for electricity purchases from existing facilities in the "A-1" auction is limited to 1% of the charge verified in the year prior to the distributors notification of estimated electricity demand to the MME. If the acquired electricity in the "A-1" auction exceeds the 1.0% of charge, pass-through of costs related to the exceeding charge amount to Final Consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery commencing in 2007 and ending in 2009. The MME establishes the maximum acquisition price for electricity generated by existing projects that take part in the auctions for the sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price, Preço de Liquidação de Diferenças (“PLD”) and the Annual Reference Value.

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

     Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) conduct businesses related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) conduct businesses that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10.0% in distributors.

     Elimination of Self-Dealing

     Since the purchase of electricity for captive consumers is now performed through the regulated market, “self-dealing” (under which distributors were permitted to meet up to 30.0% of their electric energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

     Challenges to the Constitutionality of the New Industry Model Law

     Political parties are currently challenging the New Industry Model Law on constitutional grounds before the Brazilian Supreme Court. In October 2007, a decision of the Brazilian Supreme Court on injunctions presented on the matter was published, denying the injunctions by a majority of votes. To date, the Brazilian Supreme Court has not reached a final decision, and we do not know when such a decision may be reached. While the Brazilian Supreme Court is reviewing the New Industry Model Law, its provisions are in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of self-dealing are expected to remain in full force and effect.

     If all or a relevant portion of the New Industry Model Law is deemed unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may become void, which will create uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.

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
  certain other charges for use and connection to the transmission and distribution systems;
  the cost of regulatory charges; and
  the costs associated with research and development and energy efficient consumption.

     Parcel B costs include, among others, the following factors:

  a rate of return on investments in energy distribution assets;
  the depreciation on those assets;
  the operating expenses related to the operation of those assets; and
  non-recoverable receivables;

each as established and periodically revised by ANEEL.

     The tariffs are established taking into consideration Parcel A and Parcel B costs and certain market components used by ANEEL as reference for adjusting the tariffs.

     Electricity distribution concessionaires are entitled to periodic revisions of their tariffs every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the “X factor”, which is based on three components: (a) expected gains of productivity from increase in scale, (b) labor costs, and (c) investments. The X factor calculated in the tariff review will be recalculated in the next tariff cycle by changing only the sum of investments carried out, that is, the investments made in permanent service assets. If the investments sum is smaller in the next tariff cycle, the recalculated X factor will be compared against the previous one and the difference between them shall be multiplied in a way that reflects the cost of the resources allocated to the tariff and not used by the concessionaire. The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with Final Consumers.

     Each distribution company’s concession agreement also provides for an annual adjustment. In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are mostly restated for inflation in accordance with the IGP-M index.

     In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes that significantly change their cost structure.

     With the introduction of the New Industry Model Law, the MME has acknowledged that the variable costs associated with the purchase of electric energy may be included by means of the Parcel A Account or CVA, an account created to recognize some of our costs when ANEEL adjusts the tariffs of our distribution subsidiaries. See “Item 5—Operating and Financial Review and Prospects—Overview—Recoverable Costs Variations—Parcel A Costs”.

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

Government Incentives to the Energy Sector

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”) for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The incentives granted to the thermoelectric power plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulations from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric power plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Federal Government established the Proinfa Program. Under the Proinfa Program, Eletrobrás purchases the energy generated by alternative energy sources for a period of up to twenty years, and this energy is to be acquired by distribution companies for delivery to Final Consumers. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. The objective of this initiative is to reach a contracted capacity of up to 10.0% of the total annual consumption of electricity in Brazil within up to 20 years. The energy production for the commercialization in the Program will not be made by generation concessionaires, like us, nor by IPPs. On the other hand, such production may only be made by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an IPP, or affiliated with their controlling entities.

     In order to create incentives for alternative generators, the Federal Government established a reduction not lower than 50.0% in the TUSD amount owed by (i) small hydroelectric power plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity equal to 1,000 kW and (iii) alternative energy generators (solar, eolic and biomass generators) with capacity equal to 30,000 kW. The reduction is applicable to the TUSD due by the generation source and also by its consumer. The amount of the TUSD reduction will be included as “financial components” in the tariff readjustment or tariff revision.

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

     RGR Fund and UBP

     In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR has been used principally to finance generation and distribution projects. The RGR is scheduled to be phased out by 2010 and ANEEL shall revise the applicable tariffs so such that the consumer will receive some benefit from the termination of the RGR.

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

     In February 1998, the Federal Government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account were phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date were not entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to those thermoelectric power plants located in isolated systems. As of January 2010, according to Law No. 12,111, the CCC Account reimburses electric companies not only for fuel costs in the isolated systems but also for costs incurred with power, operational activities, maintenance, social contribution and taxes related to the generation of energy.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our financial statements have been prepared in accordance with Brazilian Accounting Principles, which differ in certain respects from U.S. GAAP. Note 35 to our audited consolidated financial statements provides a description of the principal differences between Brazilian Accounting Principles and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information”.

     Brazilian Accounting Principles have been undergoing rapid change pursuant to legislation adopted late in 2007. Changes that took effect in 2008 have been given effect in our audited consolidated financial statements, and in the selected financial data presented below, as of and for the years ended December 31, 2009, 2008 and 2007. As from 2010, Brazilian companies are required by Brazilian authorities to prepare their respective financial statements in accordance with IFRS.

     Rapid changes in Brazilian Accounting Principles are continuing, as Brazilian accounting standard-setters move toward convergence with IFRS. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. For further details, see note 2.3 to our audited consolidated financial statements. Two aspects of IFRS that could have a material impact on us concern the recognition of regulatory assets and accounting for our concessions.

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

     We have eight distribution subsidiaries, all of which are fully consolidated. We account for five of our generation subsidiaries (CERAN, BAESA, ENERCAN, Foz do Chapecó and Centrais Elétricas da Paraíba – EPASA) using the proportionate consolidation method. These entities own a total of eight generation facilities, two of which, Castro Alves and the first generation unit of 14 de Julho (both part of CERAN), became fully operational in June and December 2008, respectively. The second generation unit of 14 de Julho became operational in March 2009 and Foz do Chapecó is scheduled to commence operations in the third quarter of 2010. The thermoelectric power plants, Termoparaíba and Termonordeste, both powered by fuel oil from the EPASA complex, are scheduled to commence operations in the third quarter of 2010.

     We have acquired seven generation subsidiaries (Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV, Santa Clara V, Santa Clara VI and Eurus VI) in September 2009, which will all be fully consolidated. They were acquired to invest and act as independent producers of electric energy from alternative sources, mainly wind power. They are scheduled to commence operations in July 2012.

     Additionally, we established, in October 2009, CPFL Bio Formosa, which will be fully consolidated in our financial statements. The main purpose of CPFL Bio Formosa is the generation of thermoelectric energy through co-generations plants powered by sugar-cane bagasse and straw. It is scheduled to commence operations in July 2011.

     We have three broad initiatives to improve our financial performance—the expansion of our generating capacity, the acquisition of additional distributors and the development of our commercialization and electricity-related services business. We have a portfolio of new hydroelectric generation projects, which are becoming operational. Of this new generation capacity, taking into account our share of jointly-owned projects, approximately 117 MW became operational in 2008, approximately 32.5 MW became operational in 2009, and approximately 632 MW are expected to become operational by the end of 2010. We expect a further 228 MW of new generation capacity to become operational by the end of 2012.

     There are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance. We face periodic changes in our rate structure, resulting from the periodic revision of our rates. The current cycle of periodic revisions, which took effect during 2007 and 2008 at each of our distribution companies, resulted in the reduction of our average rates, which was the main factor leading to an 18.0% decrease in our operating income in 2008 compared to 2007.

     Background

Regulated Distribution Tariffs

     Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs. In 2009, sales to captive consumers represented 70.1% of the volume of electricity we delivered and 82.6% of our operating revenues, compared to 72.6% and 82.3%, respectively, in 2008. These proportions may decline if consumers migrate from captive to free status.

     Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders. For a description of tariff regulations, see “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs” and “Item 4. Information on the Company—Consumers, Analysis of Demand and Tariffs”.

Tariffs are determined separately for each of our eight distribution subsidiaries as follows:

  Our concession agreements provide for an annual adjustment to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A costs) and costs that we can control (known as Parcel B costs). Parcel A costs include, among other things, increased prices under long-term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs. Our ability to fully pass through to Final Consumers our electricity acquisition costs is subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value. The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity. See “The Brazilian Power Industry—The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to Final Consumers. Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government. The annual adjustment of tariffs occurs every April for CPFL Paulista, every June for RGE, every October for CPFL Piratininga and every February for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. There is no annual adjustment in a year with a periodic revision.
  Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our consumers. For additional information, see “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs”.
  Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure. Since January 2009, our distribution companies no longer collect the extraordinary revision that was instituted as a result of the national energy rationing process that occurred in 2001.

Annual Adjustment

     Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross-subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2007 through the date of this annual report. Rates of tariff increase should be evaluated in light of the rate of Brazilian inflation. See “—Background—Brazilian Economic Conditions.”

				CPFL			CPFL
	CPFL	CPFL		Santa		CPFL	Leste	CPFL Sul	CPFL
	Paulista	Piratininga	RGE	Cruz		Mococa	Paulista	Paulista	Jaguari

(%)
2007
Economic adjustment(1)	2.60	(3)	3.77	4.56		6.70	3.52	1.64	-0.38

				CPFL			CPFL
	CPFL	CPFL		Santa		CPFL	Leste	CPFL Sul	CPFL
	Paulista	Piratininga	RGE	Cruz		Mococa	Paulista	Paulista	Jaguari

					(%)
Regulatory adjustment(2)	4.46	(3)	2.28	1.15		2.91	-0.21	3.88	2.04
Total adjustment	7.06	(3)	6.05	5.71		9.61	3.31	5.52	1.66
2008
Economic adjustment(1)	(3)	10.92	(3)	(3)		(3)	(3)	(3)	(3)
Regulatory adjustment(2)	(3)	5.62	(3)	(3)		(3)	(3)	(3)	(3)
Total adjustment	(3)	16.54	(3)	(3)		(3)	(3)	(3)	(3)
2009
Economic adjustment(1)	13.58	2.81	10.44	10.69		10.52	10.58	11.80	11.01
Regulatory adjustment(2)	7.64	3.17	8.51	13.40		0.66	2.36	-0.16	0.35
Total adjustment	21.22	5.98	18.95	24.09		11.18	12.94	11.64	11.36
2010(4)
Economic adjustment(1)	(5)	(5)	(5)	1.90		4.15	-6.32	4.30	5.81
Regulatory adjustment(2)	(5)	(5)	(5)	8.19		-0.17	-6.89	1.36	-0.65
Total adjustment	(5)	(5)	(5)	10.09		3.98	-13.21	5.66	5.16

(1)	This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.
(2)	This portion of the adjustment reflects settlement of regulatory assets and liabilities we record on an accrual basis, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.
(3)	The periodic revision occurred in October 2007 for CPFL Piratininga; February 2008 for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari; and April 2008 for CPFL Paulista and RGE. Only CPFL Piratininga was subject to an annual adjustment in 2008. Our other distribution companies were not subject to an annual adjustment because they were instead subject to a periodic revision in 2008.
(4)	The 2010 annual adjustment is preliminary based on the “Addendum to the Concession Contracts”, described below.
(5)	The annual adjustments of CPFL Paulista, RGE and CPFL Piratininga will occur in April, June and October 2010, respectively.

     On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts of the distributors of electric energy (“the Addendum to the Concession Contracts”). The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating the Annual Tariff Adjustment – IRT. See, “The Brazilian Power Industry – Distribution Tariffs” for further information on the calculation of our tariffs. We do not expect the new calculation methodology to materially affect our future results or financial condition.

     The new methodology was applied in calculating the preliminary tariff adjustments made in February 2010, for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista. The remaining distribution subsidiaries will be affected at the time of each tariff adjustment.

Periodic Revisions

     The following table sets forth the percentage change in our tariffs resulting from the first and second cycles of periodic revisions. See Note 3(b.1) to our audited consolidated financial statements for related tariff adjustments.

	First cycle		Second cycle

	Adjustment	Total	Adjustment	Economic	Regulatory	Total
	date	adjustment	date	adjustment	adjustment	adjustment

		(%)		(%)	(%)	(%)
CPFL Paulista	April 2003	20.66	April 2008	-14.07	0.07	-14.00
CPFL Piratininga	October 2003	10.14	October 2007	-13.50	0.73	-12.77
RGE	April 2003	27.96	April 2008	-8.11	10.45	2.34
CPFL Santa Cruz	February 2004	17.14	February 2008	-17.05	2.64	-14.41
CPFL Mococa	February 2004	21.73	February 2008	-10.41	2.81	-7.60

	First cycle		Second cycle

	Adjustment	Total	Adjustment	Economic	Regulatory	Total
	date	adjustment	date	adjustment	adjustment	adjustment

		(%)		(%)	(%)	(%)
CPFL Leste Paulista	February 2004	20.10	February 2008	-3.22	1.04	-2.18
CPFL Sul Paulista	February 2004	12.29	February 2008	-4.59	-0.60	-5.19
CPFL Jaguari	February 2004	- 6.17	February 2008	-3.79	-1.38	-5.17

Sales to Potentially Free Consumers

     The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. See “The Brazilian Power Industry—The Free Market”. To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2008 and 2009, approximately 25.1% and 22.9%, respectively, of our electricity sales were to supply potentially Free Consumers. Most of our potentially Free Consumers have not elected to become Free Consumers. We believe this is because (i) they consider the advantages of negotiating for a long-term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (ii) some of our potentially Free Consumers, who entered into contracts before July 1995, are limited to changing to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

     The prices of electricity purchased by our distribution companies under long-term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are based on prevailing market rates, according to bilateral settlement. In 2009, we purchased 52,538 GWh, compared to 49,331 GWh in 2008. The prices under the long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. As an increasing proportion of our energy is purchased at the public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, since our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

     We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2009, we purchased 11,084 GWh of electricity from Itaipu (21.1% of the electricity we purchased in terms of volume), as compared to 11,085 GWh of electricity from Itaipu (22.5% of the electricity we purchased) in 2008. See “Item 4. Information of the Company—Purchases of Electricity—Itaipu”. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in real terms when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below. Through our generation subsidiaries, approximately 860 MW of new capacity is scheduled to become operational through 2012, primarily from the commencement of operations of Foz do Chapecó, the Baldin co-generation plant, the Termoparaíba and Termonordeste thermoelectric power plants, CPFL Bio Formosa plants and Santa Clara wind farms, which will provide additional assured energy of 3,899 GWh per year. We expect our margins to be higher to the extent our distribution companies resell electricity generated by our generation subsidiaries, because we will benefit from the generating companies’ margins.

     Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries). In 2009, we acquired 16,180 GWh in the free market, or 30.8% of the electricity we purchased. See “—The Brazilian Power Industry—The Free Market”.

Recoverable Cost Variations—Parcel A Costs

     We use the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A” costs, that are beyond our control. These costs are described in Note 3(c.3) to our audited consolidated financial statements for the fiscal year ended December 31, 2009. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments. This adjustment should eliminate the difference in the income statement that originated from these variations. However, our cash flows may be adversely affected until the amounts under the CVA are received in future years. Similarly, if Parcel A costs are lower than forecast, we generally pass through the savings to consumers through lower tariffs in the future. When there are variations in Parcel A costs that will be reflected in future tariffs, we defer or accrue the incremental costs as necessary, and record them on our balance sheet as the CVA. We will recognize these amounts as expenses when we bill the related increased tariffs. At December 31, 2009, we had assets of R$376 million and liabilities of R$422 million in respect of Parcel A accounts. These amounts accrue interest at a rate based on SELIC, a Brazilian money market rate.

     These assets and liabilities may be affected by regulatory determinations. In the first quarter of 2008, ANEEL determined that our subsidiary CPFL Paulista should not be permitted to recover some 2007 energy costs that it had capitalized as a regulatory asset related to “Energy surpluses and shortages”, on the grounds that the costs should have been avoided by different purchasing practices under a supply contract between CPFL Paulista, our subsidiary CPFL Brasil and the CCEE. The determination was made in the context of the periodic revision of CPFL Paulista’s tariffs. To maintain the consistency of the information, our subsidiaries, CPFL Paulista and CPFL Piratininga, reviewed their procedures, including the agreements entered with CPFL Brasil, related to the modulation, making the appropriate accounting adjustments. In relation to the 2009 tariff adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL interpreted the transactions related to the acquisition of electric energy in regards to CCEE in 2008 as voluntary exposure, and therefore provisionally approved the amounts of R$32 million and R$8 million, respectively for CPFL Paulista and CPFL Piratininga of the regulatory asset related to “Energy surpluses and shortages”, not recognizing the remaining amounts of R$20 million and R$52 million, initially recorded in this context. Although the subsidiaries did not agree with ANEEL’s decision, they decided to reverse the amounts recorded. For more information, see Note 3.c.5 to our audited consolidated financial statements.

Operating Segments

     Our three reportable segments are distribution, generation and commercialization. See Note 35(IV)(c) to our audited consolidated financial statements. Our generation and commercialization segments currently represent a small percentage of our gross operating revenues: 2.7% and 8.5% in 2009, 2.7% and 8.4% in 2008, respectively. Our margins have been improving since a number of our energy generation projects became operative in recent years, a trend we expect to continue in the near future. To the extent the new electricity will be sold to our distribution companies, we expect it to have a positive effect on our consolidated operating margin, although, on a consolidated basis, the new generation may not materially increase our operating revenues.

     The profitability of our segments differs. Our distribution segment reflects primarily sales to captive consumers at prices determined by the regulatory authority and volume sold varies according to external factors such as weather, income level and economic growth. This segment represents 88.8% of our net operating revenue, but its contribution to our net income is smaller. In 2009, 57.8% of our net income was derived from our distribution activities.

     Our generation segment consists in substantial part of new hydroelectric projects, which require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Since these projects became operational, they have resulted in higher margin (operating income as a percentage of revenue) than the distribution segment, but have also contributed to higher interest expenses and other financing costs. For example, in 2009 and 2008 our generation segment provided 30.0% and 23.4%, respectively, of our operating income, but due to the relative significance of the financial expenses incurred to finance these projects, the contribution of operating income, net of non-recuring effects, to net income was significantly reduced. In 2009, 26.6% of our net income was derived from our generation activities.

     In our commercialization segment, a majority of our sales and operating income is attributable to transactions with our distribution segment. In 2009, our commercialization segment sold 0.4% more electricity than in 2008 and sales to unaffiliated parties significantly increased by 20.0%, reaching 10.588 GWh. Sales to unaffiliated parties include sales of electricity to Free Consumers and other concessionaries or licensees and the provision of value-added services. This increase in volume of sales represents the strong performance of our commercialization segment. In 2009, 15.5% of our net income was derived from our commercialization activities.

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

     The following table shows inflation, the change in real gross domestic product and the variation of the real against the U.S. dollar for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,

	2009	2008	2007

Inflation (IGP-M)(1)	-1.7%	9.8%	7.8%
Inflation (IPCA)(2)	4.3%	5.9%	4.5%
Growth (contraction) in real gross domestic product	-0.2%	5.1%	5.4%
Depreciation (appreciation) of the real vs. U.S. dollar	-25.5%	31.9%	-17.2%
Period-end exchange rate–US$1.00	R$1.741	R$2.337	R$1.771
Average exchange rate–US$1.00(3)	R$1.990	R$1.833	R$1.930

Source: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.
(3)	Represents the average of the commercial selling exchange rates on the last day of each month during the period.

     Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.

     Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

     Some external factors may significantly affect our businesses depending on the category of consumers:

  Residential and Commercial Consumers. These classes are highly affected by weather conditions and income distribution. Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales.

  Industrial consumers. Consumption for industrial consumers is related to economic growth, amongst other factors, correlated mostly to the GDP. During periods of financial crisis, this class suffers the strongest impact.

Results of Operations—2009 compared to 2008

In 2009, our performance showed important progress, in particular given the effects of the global financial crisis in the Brazilian economy. Gross operating revenues increased by 9.2%, reaching R$15,693 million. Net operating revenues reached R$10,566 million, an increase of 9.1%. Our net income reached R$1,286 million, a 0.8% increase compared to 2008.

     A key factor for our financial performance was our decision to maintain the strategies established for the period, focusing on the expansion and diversification of our business portfolio, as well as initiatives seeking an increase in the operational efficiency of our companies.

     Other factors also played an important role in our economic performance, including the growth of our electricity sales in the captive and free markets; the increase in our generation capacity; the initiatives in our strategic plan to increase efficiency and optimization of our current businesses; the efficiency of our Austerity Plan implemented in the third quarter of 2008, following the first signs of the global financial crisis; and our discipline in managing our financial goals.

Operating revenues

     Our net operating revenues were R$10,566 million in 2009, a 9.1% increase compared to 2008. The increase was mainly due to a 9.2% increase in our gross operating revenues. The increase in our gross operating revenues primarily reflected higher revenues from wholesalers, attributable to higher prices. An increase in tariffs resulted in an increase of 8.5% in average prices (based on gross operating revenue) of sales to Final Consumers.

     To present net operating revenues, we deduct from our operating revenues a variety of taxes and regulatory charges, the most important of which is the value-added tax, or ICMS, imposed by Brazilian states and PIS/COFINS taxes imposed by the Brazilian federal government. These deductions amounted to 32.6% of our gross operating revenues in 2009 and 32.6% in 2008. Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects that are included in our tariffs.

Sales to Final Consumers

     Our operating revenues from sales to Final Consumers were R$13,497 million in 2009, an 8.2% increase compared to 2008.

     Our average prices in 2009 increased in all categories of Final Consumers. Tariffs are adjusted each year, and the month in which the tariff adjustment takes effect varies, with the increases in the largest subsidiaries taking effect in April (CPFL Paulista and RGE), and in October (CPFL Piratininga).

     Our higher average prices in 2009 reflected annual adjustments of our eight distribution subsidiaries. The increase in average prices from 2008 to 2009 was 6.9%, 6.5% and 8.5% for residential, commercial and rural consumers, respectively. The increase in average prices for industrial consumers was 8.1%, reflecting contrasting trends in the free market and for captive consumers. The prices in the free market decreased by 6.3%, while prices to captive consumers increased by 9.3%. Industrial consumers in our concession areas who purchase from other suppliers in the free market also pay us for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues.”

     The stability of our volume of electricity sold to Final Consumers, 41.015 GWh in 2009 compared to 41.118 GWh in 2008, shows different trends for different categories of consumers:

  Industrial Consumers. Volume sold to captive industrial consumers (which represent 75.7% of total volume sold to this class) and volume sold to Free Consumers declined 5.0% and 14.9%, respectively. This decrease was influenced by the global financial crisis and its effect on industrial activity, in particular exports and production of capital goods (investments). However, the situation has improved over the year, reaching 7.9% in the first quarter, 7.0% in the second quarter, 4.8% in the third quarter and 0.6% in the fourth quarter of 2009.

  Residential and Commercial Consumers. The volume of energy sold to residential and commercial consumer classes by wholesalers increased significantly by 6.0% and 5.3%, respectively. These consumer classes benefit from the accrued economic growth (increase in income, access to credit, and the sale of electronic and domestic products) experienced in the past few years, which allowed these classes to maintain high consumption levels in 2009.

Sales to wholesalers

     Operating revenues from sales to wholesalers were R$1,199 million in 2009 (7.6% of our gross operating revenues), an increase of 26.4% compared to 2008. The increase was mainly due to an additional revenue of R$202 million to other concessionaires and licensees, resulting from an increase of 38.2% in the volume of electricity sold.

Other operating revenues

     Our other operating revenues were R$1,034 million in 2009 (6.6% of our gross operating revenues), compared to R$1,129 million in 2008. The R$95 million decrease mainly reflects a non-recurring credit of R$110 million recorded in 2008 from a dispute settlement relating to the collection of the TUSD.

Operating Costs and Operating Expenses

Electricity purchased for resale

     Our costs to purchase electricity were R$5,360 million in 2009 (64.1% of our total operating costs and operating expenses). The cost was 12.5% higher than in 2008, primarily due to (i) a 6.5% increase in the volume of electricity we purchased, and (ii) a 6.5% increase in the average price for electricity.

     The average price for electricity purchased from Itaipu, which represented 21.1% of the volume we purchased in 2009, was on average 18.5% higher in 2009 than in 2008, because of an increase in the tariffs established by ANEEL and an 8.6% increase in the average rate of the dollar in 2009.

     The volume of electricity purchased from other generation facilities increased 8.4%. The average prices of electricity sold at these facilities remained constant.

Electricity network usage charges

     Our costs for electricity network usage charges were R$1,171 million in 2009. This was 29.6% higher than in 2008, reflecting the deferral and amortization effects of regulatory assets and liabilities, in particular related to the commencement of operations costs of the thermoelectric power plants in 2008.

Other costs and operating expenses

     Our other costs and operating expenses (other than electric utility service costs) were R$1,834 million in 2009, a 9.3% increase from 2008. This was due primarily to the effects of inflation, particularly on personnel costs. In addition, we recognized an R$84 million gain on our pension plan assets in 2008, while in 2009, we recorded an actuarial loss of R$4 million as a result of declining value of profitability of certain assets.

Net Financial Expense

     Our net financial expense was R$316 million in 2009, compared to R$414 million in 2008. The R$98 million decrease is mainly due to a decrease in the cost of our indebtedness. The net cost of our indebtedness, including interest and indexation and after giving effect to related derivatives, decreased in 2009, primarily because of lower interest rates and inflation indexes offset by a higher level of indebtedness.

     At December 31, 2009, we had R$6,329 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$1,134 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen). In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long-term currency swaps for a significant portion of these debts. The rates of index variation were lower in 2009, with the average CDI rate for the year decreasing from 12.3% in 2008 to 9.9% in 2009 and the IGP-M increasing by 1.7% in 2009 compared to 9.8% in 2008.

Income and Social Contribution Taxes

     We recorded a net charge of R$584 million for income and social contribution taxes in 2009, compared to R$636 million in 2008. Our effective tax rate of 31.0% on pretax income in 2009 was approximately equal to the combined statutory rate of 34.0%. The effective tax rate is lower than the statutory rate due to tax loss carry forwards based on losses incurred in previous years. Our subsidiaries are not consolidated for tax purposes, and our tax rate may vary from year to year depending on rates attributed to individual subsidiaries.

Net Income

     Due to the above-mentioned factors, our net income was R$1,286 million in 2009, an increase of 0.8%, or R$11 million, compared to 2008.

     Results of Operations—2008 compared to 2007

Operating revenues

     Our net operating revenues were R$9,682 million in 2008, a 2.9% increase compared to 2007. The increase was due mainly to a 1.2% increase in our gross operating revenues and a 2.2% reduction in our deductions from operating revenues. The increase in our gross operating revenues primarily reflected higher revenues from our commercialization business and our other sales to wholesalers, attributable to higher prices. This more than offset the effect of lower revenues from sales to Final Consumers in our distribution business, attributable to tariff reductions.

     To present net operating revenues, we deduct from our operating revenues taxes and regulatory charges, the most important of which is the value-added tax, or ICMS, imposed by Brazilian states, PIS and COFINS, imposed by the Brazilian government. These deductions amounted to 32.6% of our gross operating revenues in 2008 and 33.8% in 2007. Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects that are included in our tariffs. The lower rate of deductions in 2008 was due primarily to a 6.0% reduction in CCC and CDE charges compared to 2007 and lower effects of amortization of regulatory assets.

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

Operating Costs and Operating Expenses

Electricity purchased for resale

     Our costs to purchase electricity were R$ 4,764 million in 2008 (64.8% of our total operating costs and operating expenses). This was 17.6% higher than in 2007, primarily resulting from (i) a 2.4% increase in the volume of electricity we purchased and (ii) higher prices in both the regulated market and the free market.

     The average price for all purchases excluding Itaipu was 14.1% higher in 2008 than in 2007, primarily reflecting the annual adjustment of prices for inflation. The average price for electricity purchased from Itaipu, which represented 22.5% of the volume we purchased in 2008, was 1.5% lower in 2008 than in 2007, because of a reduction in the tariffs established by ANEEL. In the aggregate, we purchased 2.4% more electricity in 2008 because of an increase in volume sold.

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

Other costs and operating expenses

     Our other costs and operating expenses (other than electric utility service costs) were R$1,678 million in 2008, a 7.1% decrease from 2007. This was due primarily to the 2007 write-off of our assets relating to the recovery of RTE costs of R$189 million, as discussed above. Other changes in costs and expenses included the effect of inflation, particularly on personnel costs, partially offset by the recognition of gain on our pension plan assets.

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

Income and Social Contribution Taxes

     We recorded a net charge of R$636 million for income and social contribution taxes in 2008, compared to R$827 million in 2007. Our effective tax rate of 33.1% on pretax income in 2008 was approximately equal to the combined statutory rate of 34.0%. Our subsidiaries are not consolidated for tax purposes, and our tax rate may vary from year to year depending on rates attributed to individual subsidiaries.

Net Income

     Our net income was R$1,276 million in 2008, a decrease of 22.3% compared to 2007, due primarily to the tariff rate reductions which took place throughout 2008, as discussed above.

Capital Expenditures

     Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the three years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,

	2009	2008	2007

		(in millions of reais)
Distribution:
CPFL Paulista	R$344	R$ 279	R$ 291
CPFL Piratininga	132	123	144
RGE	215	226	221
Other distributors	55	37	20
Total distribution	746	665	676
Generation	570	502	445
Commercialization and other investments	40	11	12

Total	R$ 1,356	R$ 1,178	R$ 1,133

     We plan to make capital expenditures aggregating approximately R$1,724 million in 2010 and approximately R$1,454 million in 2011. Of total budgeted capital expenditures over this period, R$2,018 million are expected to be invested in our distribution segment and R$1,160 million in our generation segment. Part of these expenditures, particularly in generation projects, is already contractually committed. See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Business—Generation of Electricity.”

Liquidity and Capital Resources

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

• We make capital expenditures to continue improving and expanding our distribution system and to complete our generation projects. See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures;

• Repayment or refinancing maturing debt. At December 31, 2009, we had outstanding debt maturing during the following 12 months aggregating R$1,331 million;
• Dividends on a semiannual basis. We paid R$1,173 million in 2009 and R$1,315 million in 2008. See “Item 10. Additional Information—Interest Attributable to Shareholders’ Equity”; and
• Funding for acquisitions.

     On December 31, 2009, our working capital reflected a deficit (excess of current liabilities over current assets) of R$341 million. A significant cause of this deficit was our provision for dividend payments of R$684 million, which we expect to be mostly eliminated by cash generated from our operating activities in the first semester of 2010 and financings as discussed below.

     The following table summarizes our contractual obligations as of December 31, 2009. The table does not include accounts payable reported on our balance sheet.

	Payments due by period

		Less than			After 5
	Total	1 year	1-3 years	4-5 years	years

	(in millions of reais)
Contractual obligations as of December 31, 2009:
Debt obligations(1)	R$7,473	R$1,196	R$3,831	R$1,228	R$1,217
Purchase obligations:
Electricity purchase agreements(2)	104,387	5,753	12,069	13,077	73,488
Generation projects	627	289	73	50	215
Supplies	1,327	1,033	276	7	11
Pension funding(3)	669	42	78	78	471

Total	R$114,483	R$8,313	R$16,328	R$14,440	R$75,402

(1)	Not including interest payments on debt or payments under swap agreements. This is the contractual amount and does not include (i) Fair Value adjustments and (ii) offering costs that are different from the book value. We expect to pay approximately R$449 million in interest payments in 2010. Interest payments on debt for years following 2011 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “—Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”
(2)	Amounts payable under long-term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year-end 2009 price. See “—Background—Prices for Purchased Electricity” and Note 32 to our consolidated financial statements.
(3)	Amounts due under a contract with the pension plan administrator (see Note 17 to our consolidated financial statements).

Sources of Funds

      Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

      Net cash provided by operating activities was R$2,422 million in 2009, as compared to R$1,877 million in 2008. The increase mainly reflected the receipt of regulatory assets (CVA and Parcel A). Under our regulatory system, we regularly recover some of our increased costs in one period through tariff adjustments in future periods. This may cause our cash from operations to vary from period to period, even when our net income does not.

     Net cash used for investment was R$1,248 million in 2009, as compared to R$1,024 million in 2008. This R$224 million decrease mainly reflects the: (i) acquisition of fixed assets (net and special obligations) in the amount of R$1,172 million for expansion, improvement and maintenance of grids and plants, a 112.7% increase from 2008; (ii) addition of intagibles in the amount of R$93 million during 2009, a 16.9% increase from 2008; and (iii) R$29 million acquisition of interest in EPASA in 2009.

     Net cash used for financing activities was R$1,221 million in 2008 and R$439 million in 2009. In 2009, we entered into loan agreements totaling R$2,551 million mainly to be used for the construction of our generation plants, the expansion and refurbishment of our distribution facilities and the extension of the maturity dates of our indebtedness. Some of these loan amounts as well as our operating cash flow were used to repay R$1,811 million of our debt in 2009 and dividends in the amount of R$1,178 million.

      Indebtedness

      The following table sets forth indebtedness for the years ended December 31, 2008 and 2009:

	2009		2008

	Current	Non-Current	Current	Non-Current

Secured debt	97,863	225,107	129,550	672,742
Fiduciary debt	767,690	3,578,039	106,611	3,382,245
Secured and fiduciary guarantees	245,691	1,417,938	139,705	614,211
Unsecured debt	85,220	1,055,374	725,403	1,258,173

Total	R$ 1,196,464	R$ 6,276,458	R$ 1,101,269	R$ 5,927,371

     Our total indebtedness increased R$879 million, or 13.3%, from December 31, 2008 to December 31, 2009, mainly as result of:

• financings for our generation subsidiaries under construction (Foz do Chapecó, EPASA, CPFL Bioenergia) and for CPFL Geração (to finance the construction of the Santa Clara wind farms), and

• the issuance of debentures in a total amount of R$1,000 million, which we used for refinancing and to extend the maturity of our indebtedness and ownership interest on investments.

     In 2008, our distribution companies obtained (i) R$773 million of financing through credit facilities from BNDES, to be used in the expansion and modernization of the electric grids, (ii) a R$1,656 million loan approved by BNDES in July 2007, to be used for the construction of the Foz do Chapecó facility of which R$513 million was disbursed to Foz do Chapecó (of which R$262 million represents CPFL Geração’s proportional share), and (iii) loans for the construction of other generation plants were obtained. Additionally, in the beginning of 2008, we refinanced short-term debt with longer-term debt, improving the overall maturity profile of our total debt.

     During 2010 and 2011, we expect to raise funding mainly to finance our scheduled investments and the refinancing of our debts.

     We expect our main source of new financing in 2010 for investment to be loans from BNDES and Banco do Nordeste and debentures issued to fund capital expenditures of our distribution companies and to complete the construction of the Foz do Chapecó plant, the thermoelectric power plant of CPFL Bioenergia, the thermoelectric power plants of Termoparaíba and Termonordeste, the seven wind farms recently acquired and the thermoelectric power plant of CPFL Bio Formosa. The BNDES credit facility for the construction of the Foz do Chapecó thermoelectric plant had an undrawn commitment of R$250 million (of which our share represents R$128 million) as of December 31, 2009. The subsidiary CPFL Bioenergia obtained approval for the BNDES financing in 2009 and has R$30 million available to complete the construction of a thermoelectric power plant of 45 MW generated by sugar cane waste and straw.

Terms of Outstanding Debt

     Total debt outstanding at December 31, 2009 (excluding accrued interest and derivative transactions) was R$7,463 million. Of the total amount, approximately R$1,134 million, or 15.2%, was denominated in U.S. dollars and Japanese yen. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

Our major categories of indebtedness are as follows:

• BNDES. At December 31, 2009, we had R$2,634 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relate to (a) loans to our generation projects, especially Foz do Chapecó, CERAN and ENERCAN (R$1,775 million), and (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility (R$852 million).
• Debentures. At December 31, 2009, we had indebtedness of R$3,250 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA and RGE. The terms of these debentures are summarized in Note 16 to our audited consolidated financial statements.
• Other real-Denominated Debt. As of December 31, 2009, we had R$445 million outstanding under a number of other real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.
• Yen-Denominated Debt. CPFL Paulista, RGE and CPFL Geração entered into bilateral loans denominated in yen and converted to reais through swap agreements based on CDI. As of December 31, 2009, the total outstanding principal amounts for these loans were R$475 million for CPFL Paulista and R$553 million for CPFL Geração.
• IDB Loan. In January 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2009, our pro-rata share of this loan was US$32 million (equivalent at the time to R$55 million). The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period that ended in June 2007.
• Other Foreign-Denominated Debt. At December 31, 2009, we had R$50 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. In addition, we have U.S. dollar- denominated long-term receivables, which amounted to R$28 million at December 31, 2009, which also mitigate our exposure to exchange rates.

Financial and Operating Covenants

     We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. These covenants include the following:

• We have limitations on our ability to sell or pledge assets or to make investments in third parties.
• Under the BNDES credit facilities, our subsidiaries, including our Campos Novos, Barra Grande, Foz do Chapecó and CERAN generation projects, must first pay the amounts due under the loans before paying dividends in an amount higher than the mandatory dividends under Brazilian law. In addition, before making these dividend payments and before paying interest on shareholders’ equity, BNDES must give its prior approval, and the respective subsidiary must be in compliance with all of its financial covenants. The concessions for our distribution and generation subsidiaries also prohibit them from making loans or advances to us or to our other subsidiaries and affiliates without approval from ANEEL.
• Under the issuance of CPFL Paulista debentures, CPFL Paulista must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial income (expense), of at least 2.25, with the ratios calculated as defined in the CPFL Paulista debentures.
• Under the RGE debentures, RGE must maintain a ratio of net indebtedness to EBITDA of less than 3.0, a ratio of EBITDA to financial expenses of at least 2.0, with the ratios calculated as defined in the RGE debentures.
• Under the CPFL Piratininga debentures, CPFL Piratininga must maintain a ratio of net indebtedness to EBITDA of less than 3.0 and a ratio of EBITDA to financial income (expense) of at least 2.25, with the ratios calculated as defined in the CPFL Piratininga debentures.

     As a result of the postponement of the commercial start-up of Campos Novos hydroelectric plant, we were not able to meet some time sensitive covenants of the IDB Loan. Enercan’s management has already entered into discussions with IDB in order to review those covenants, and has obtained a written confirmation that it will not seek acceleration of the loan agreement.

     We are currently in compliance with our remaining financial and operating covenants. Breach of any of these covenants would give our lenders the right to accelerate our repayment obligations.

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

     Research and Development and Electricity Efficiency Programs

     In accordance with applicable Brazilian law, since June 2000 companies holding concessions, permission and authorizations for distribution, generation and transmission of electricity have been required to dedicate a minimum of 1.0% of their net operating revenue each year to research and development and electricity efficiency programs. Small hydroelectric power plant and wind, sun and biomass energy projects are not subject to this requirement. Beginning in April 2007, our distribution concessionaires dedicated 0.5% of their net operating revenue to research and development and 0.5% to electricity efficiency programs, while our generation concessionaries dedicated 1.0% of their net operating revenue to research and development.

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

     Our disbursements on research and development projects in 2007, 2008 and 2009 totaled R$116 million, R$79 million and R$156 million, respectively.

     Off-Balance Sheet Arrangements

     We have guaranteed some of the debt of our proportionately consolidated subsidiaries. These guarantees are generally a proportion of the debt that is no greater than our proportionate ownership share of the subsidiary. However, we have guaranteed the full amount payable of credit facilities of our subsidiary CERAN, while we only report our proportionate 65.0% share of the liabilities on our balance sheet. The outstanding balance of these obligations was R$668 (of which our share represents R$ 434 million) as of December 31, 2009. In 2005 we assumed an obligation to guarantee 57.27% of the amount payable under a US$75 million credit facility of our subsidiary ENERCAN during the construction of its facilities, while we only report our proportionate 48.72% share of the liabilities on our balance sheet. Additionally, in 2007 and 2008 we assumed an obligation to guarantee 60.0% of the amount payable under a R$1,553 (of which our share represents R$792 million in as of December 31, 2009) credit facility of our subsidiary Foz do Chapecó during the construction of its facilities, while we only report our proportionate 51.0% share of the liabilities on our balance sheet. In 2009, we have guaranteed 70.0% of the debentures of our subsidiary EPASA, while we only report our proportionate 51.0% share of the liabilities on our balance sheet. These loans as of December 31, 2009 had an outstanding balance of R$455 million (of which our share represents R$232 million).

     As of December 31, 2009, we had no: (i) guarantee obligations (according to U.S. GAAP), other than the CERAN, ENERCAN, Foz do Chapecó and EPASA guarantees described above; (ii) retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (iii) obligations under derivative instruments that are indexed to our common shares and classified in shareholders’ equity; or (iv) obligations arising out of a variable interest in an unconsolidated entity under U.S. GAAP.

     Trend Information

     We seek to promote growth in each of our three business segments: distribution, generation and commercialization.

     The growth of our distribution segment derives from organic market growth and the acquisition of new companies. Market growth is heavily influenced by economic growth, in particular, an increase in employment, income, retail sector sales and industrial production. In addition, the market is also influenced by the entry of new clients and changes in weather and rainfall volume.

     We intend to continue to expand our distribution segment, either through market growth or through the acquisition of energy distribution companies (if there are companies in the market with characteristics and at a price that will be beneficial to us).

     The market shows positive signs of growth for 2010. According to projections from the FOCUS report, published on February 26, 2010 by the Central Bank, GDP is expected to grow 5.4% in 2010 and 4.4% in 2011. This growth should be sustained in particular by the recovery of the industry, which was highly affected by the global financial crisis between the end of 2008 and beginning of 2009. Since the second half of 2009, the Brazilian power industry has shown signs of recovery and is expected to grow 8.3% in 2010 and 4.7% in 2011, according to the FOCUS report. Employment, income and sales levels are also expected to increase in 2010, based on the expected growth of the economy as well as due to the weaker levels in 2009.

     In addition to our growth strategy, we also intend to increase our operational efficiency and invest in innovation and technology, which are our permanent goals.

     Our generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants. We have attempted to increase the number of hydroelectric projects and to expand our projects from renewable energy, including wind, biomass and small hydroelectric power plants.

     As of December 31, 2009 we had an installed generation capacity of 1,737 MW, which should reach 2,369 MW by the end of 2010, with the opening of the Baldin, Termonordeste and Termoparaíba UTEs and the Foz do Chapecó plant, which represents a growth of 36.4%. In 2011 and 2012, we expect to reach an installed generation capacity of 2,409 MW and 2,597 MW, respectively, when the Baía Formosa plant (2011) and the Santa Clara and Eurus VI wind farms (2012) begin operations.

     In the commercialization segment, our main objective is to maintain our leading position, in terms of market share, in the commercialization of energy in the Free Market. In addition, we expect to expand our portfolio of services, retain the loyalty of our free customers and expand our services to new markets.

     We have constantly followed a growth strategy since our establishment, which we plan to continue in the future, seeking to maintain synergies, financial discipline, corporate governance, and business sustainability in order to consolidate our strong position in the energy industry.

     U.S. GAAP Reconciliation

     We prepare our financial statements in accordance with Brazilian Accounting Principles, which differ in significant respects from U.S. GAAP. The differences are described in Note 35 to our audited consolidated financial statements. Net income for 2009 was R$1,288 million under U.S. GAAP, compared to R$1,286 million under Brazilian Accounting Principles. Shareholders’ equity at December 31, 2009 was R$6,777 million under U.S. GAAP, compared to R$5,083 million under Brazilian Accounting Principles.

     The differences between Brazilian Accounting Principles and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the following:

     Accounting for Acquisitions. Under Brazilian Accounting Principles, acquisitions are accounted for at book value, and the difference between the book value of the purchased company’s net assets and the purchase price is recorded as goodwill and amortized. An impairment test is performed if any condition of an impairment loss is identified. Brazilian Accounting Principles have been adopted late in 2007 and accounting rules for acquisitions may change as well. Under U.S. GAAP, the purchase price of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is recognized as goodwill. Goodwill is not amortized under U.S. GAAP, subject to an annual assessment for impairment. Since 2009, the amortization of goodwill has no longer been possible in Brazil due to the legislation adopted in 2007. Similar to U.S. GAAP, this process is now subject to an annual assessment for impairment. Under U.S. GAAP we principally allocated the excess purchase price over the fair value of assets acquired and liabilities to the concessions of the acquired companies, which is being amortized over the lives of the concessions. The net effect of these differences tended to make U.S. GAAP net income higher than Brazilian Accounting Principles net income when the amortization of goodwill under Brazilian Accounting Principles occurred over a 10-year period. Under Brazilian Accounting Principles, since 2004 we have been required to amortize goodwill over the lives of our concessions, which tends to increase net income under Brazilian Accounting Principles compared to U.S. GAAP.

     Accounting for pension plan liabilities. Another material difference relates to accounting for pension plan liabilities. Under Brazilian Accounting Principles, we use actuarial liability limits in order to improve financial reporting by mitigating volatility in the related income statement. As a result, our financial statements do not account for certain related gains and losses. Under U.S. GAAP, all related gains and losses must be recognized in earnings or as a component of Other Comprehensive Income (“OCI”).

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

Impairment of Long-lived Assets

     Long-lived assets, which include property, plant and equipment, purchased intangible assets and investments comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization. We are required under both Brazilian Accounting Principles and U.S. GAAP to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2009, 2008 and 2007 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.

     Valuation of Deferred Regulatory Assets

     As discussed above, we defer and capitalize Parcel A costs that we expect to recover through future rate increases, and in 2001 and 2002 we recognized revenues that we expect to realize in future years pursuant to the RTE. We take this approach under Brazilian Accounting Principles and under U.S. GAAP. This statement provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to consumers. The total amount of net deferred regulatory liabilities reflected in the consolidated balance sheets, including interest we have recognized, was R$167 million at December 31, 2009. See Note 3 to our audited consolidated financial statements. Under U.S. GAAP, we only recognize the deferred revenues to the extent we expect to recover them over the next 24 months.

     We are entitled to recover these costs through Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. As of December 31, 2009, the provision for losses upon the realization of regulatory assets was R$8 million. This provision was made based on income projections prepared periodically, taking into account expectations regarding market growth, inflation, interest rates and regulatory matters. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2009.

     The deferral and capitalization of expenses, and the recognition and deferral of revenues, in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we could be required to recognize an impairment of these regulatory assets.

Pension Liabilities

     We sponsor pension plans and disability and death benefit plans covering substantially all of our employees. We account for these benefits in accordance with Brazilian Accounting Principles. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. For further information about the actuarial assumption see note 17 to our audited consolidated financial statements. The total amount of our obligations recognized as expenses in 2009 was R$4 million. The differences between Brazilian Accounting Principles and U.S. GAAP are described in Note 35 to our audited consolidated financial statements.

Deferred Tax Assets and Liabilities

     We account for income taxes in accordance with Brazilian Accounting Principles, which are similar to U.S. GAAP, which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

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

     We account for contingencies in accordance with Brazilian Accounting Principles, which are similar to U.S. GAAP. Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists, inside and outside of the company. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying U.S. GAAP to these matters. Beginning in 2007, under U.S.GAAP the company recognizes income tax positions only if those positions are more likely than not of being sustained, as described in Note 35 (III)(m) of our consolidated financial statements.

Depreciation and Amortization of Intangible Assets

     We account for depreciation using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil. Under U.S. GAAP, our property, plant and equipment are also depreciated using the straight-line method. However, the annual rates used to depreciate these assets are based on remaining useful life in accordance with the most recent appraisal report established for the assets acquired in a business combination. For the assets acquired after that date, the annual rates used to depreciate are those established by ANEEL. When a business combination occurs and the remaining useful life of an asset is changed, it may cause a material adverse impact on our results of operations in the period in which that estimate is revised and in the subsequent periods.

     We account for the amortization of intangible assets using a percentage determined in connection with the net projected net income based on the remaining term of the related concession contract determined by ANEEL. Under U.S. GAAP, our intangible assets are amortized using the straight-line method. Intangible assets related to our concessions have a pre-determined useful life and will continue to be amortized in accordance with the criteria adopted by the company and its subsidiaries over such period. Other intangible assets are only amortized if their useful lives can be reasonably estimated.

Recent Accounting Pronouncements in Brazilian Accounting Principles

     In compliance with Laws 11,638/07 and 11,941/09 and CVM Decision 457/07, during 2009, the CPC issued and the CVM approved a series of accounting Pronouncements and Instructions, the purpose of which is to bring Brazilian accounting practices into alignment with International Financial Reporting Standards (“IFRS”). These new Pronouncements are applicable for fiscal years ending in December as from 2010 and to the financial statements of 2009 that are released together with the financial statements of 2010 for comparison purposes.

     Up to December 31, 2008, the CVM had approved CPC Pronouncements 01 to 14 and OCPC Guidelines 01 and 02, all of which were analyzed and considered by the Company and its subsidiaries.

     All other Pronouncements, Interpretations and Guidelines approved by the CVM in 2009 are currently in the process of being analyzed by the Company and its subsidiaries. The preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

     i. ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company’s preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the derecognition of a Fixed Asset and Special Obligations set against (a) recording an Intangible Asset, referring to the right to charge consumers a tariff (right to exploit the concession), and/or (b) a possible recording of a Financial Asset, representing the Company’s unconditional right to receive payment.

     Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

     As such, the Company and its subsidiaries evaluate that it is not possible, in the current scenario, to accurately quantify the impact of adopting ICPC Interpretation 01.

     ii. CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this Pronouncement, particularly as regards changes in Financial Statements, such as, for example, the inclusion of “Other Comprehensive Income” in the Income Statement and the Statement of Changes in Shareholders’ Equity and separating the participation of controlling shareholders from non-controlling shareholders in these statements.

iii. CPC 27 – Property, Plant and Equipment: This Pronouncement establishes the main points to be considered in accounting for a Property, Plant and Equipment, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing ICPC Interpretation 10 “Understanding Regarding Technical Pronouncements CPC 27 and CPC 28” and the possible impacts on the balance of Property, Plant and Equipment at the transition date.

iv. CPC 33 – Employee Benefits: This Pronouncement concerns accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

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

     Under Brazilian Corporate Law, each director must hold at least one of our common shares. Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders. Board members serve one-year terms, re-election being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders. Our current directors were elected at our general shareholders’ meeting held on April 23, 2009. Their terms will expire at our next annual shareholders’ meeting, scheduled to take place on April 20, 2010. Our bylaws do not provide for a mandatory retirement age for our directors.

     Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction entered into between our shareholders or related parties and us that exceeds R$7.4 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors. As of this date, there are no relevant agreements or other obligations between us and our directors.

     Under Brazilian Corporate Law, combined with a recent decision by the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”), noncontrolling shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 10.0% of the outstanding voting shares. Noncontrolling shareholders that own greater than 5.0% of voting shares may request voto múltiplo (multiple voting).

The following table sets forth the name, age and position of each current member of our Board of Directors. A brief biographical description of each of our directors follows the table.

Name	Age	Position

Pedro Pullen Parente (*)	57	Chairman
Ricardo Carvalho Giambroni	53	Vice Chairman
José Ayres de Campos	52	Director
Francisco Caprino Neto	49	Director
Milton Luciano dos Santos	53	Director
Susana Hanna Stiphan Jabra	52	Director
Ana Dolores Moura Carneiro de Novaes	48	Independent Director
(*) He substituted Mr. Luiz Anibal de Lima Fernandes as from September, 2009.

     Pedro Pullen Parente - Mr. Parente graduated in Engineering from the University of Brasília. Currently, he is the Chairman of Board of Directors of CPFL Energia, and he is also the chief executive officer of Bunge Brasil, a leading company in the food and agribusiness industry in Brazil. He was the executive Vice President of Grupo RBS from 2003 to 2009, and is currently a member of their board of directors. He was also a member of the board of directors of ALL-América Latina Logística and has also served as a board member in over ten companies throughout his career, including Banco do Brasil and Petrobrás. Mr. Parente started his career at Banco do Brasil in 1971 and since then has held many positions in the public sector. In particular, he was State Minister from 1999 to 2002. In addition, he has served as an advisor for the International Monetary Fund and various public institutions in Brazil. Mr. Parente is a member of the Instituto Brasileiro de Ética Concorrencial and is also a fellow at George Washington University. Since September 2009, he has been a member of the Board of Directors of CPFL Energia.

Ricardo Carvalho Giambroni - Mr. Giambroni graduated in Economics from the College of Economic and Political Sciences of Rio de Janeiro (FCPERJ) in 1984. He completed post-graduate studies in Corporate Law and Finance at the Getúlio Vargas Foundation (FGV) in 1999 and an executive MBA program in Corporate Finance and Corporate Governance at the Brazilian Institute of Capital Markets (INSPER, former IBMEC). He participated in the Strategic Management Program for Business Leaders at INSEAD in 2006. He has served as an officer at Valepar S.A., Litel Participações S.A. e Litela Participações S.A., special purpose companies, which hold shares of Vale S.A. (former Companhia Vale do Rio Doce S.A.). He was a member of the Board of Directors of Paranapanema S.A., Companhia Vale do Rio Doce S.A., Brasil Ferrovias S.A. (Ferronorte and Ferroban), Novoeste, and América Latina Logística S.A. (ALL). Currently, he is a member of the Board of Directors of Metrô Rio de Janeiro, BB Carteira Livre I FIA and the executive manager of the Equity Area of Banco do Brasil’s Caixa de Previdência (PREVI). Since April 2009, he has been a member of the Board of Directors of CPFL Energia.

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

     Susana Hanna Stiphan Jabra - Mrs. Jabra graduated in Economics from the College of Economics and Business Administration of the University of São Paulo (FEA-USP) in 1979 and participated of the Social Sciences program at the College of Philosophy, Letters and Human Sciences of the University of São Paulo (FFLCH–USP) in 1986. She specialized in Financial Management at the Pontifical Catholic University of São Paulo (PUC-SP) in 1980 and completed an MBA program in Finance at the Brazilian Institute of Capital Markets (IBMEC, currently INSPER) in 1999. For more than 25 years she has worked for large and mid-sized companies and participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Control and Planning Manager at the Agência Estado Ltda., Executive Equity Manager and member of the Social Responsibility Committee of the Petrobrás Social Security Foundation (PETROS). She was a sitting member of the Board of Directors of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração (from 2003 to 2005 and from 2006 to 2007), Telenorte Celular Participações (from 2006 to 2008), Bonaire Participações S.A. (2003 a 2010), and an alternate member of the Board of Directors of Telemig Celular Participações S.A. (from 2003 to 2005), Perdigão S.A. currently BRF Brasil Foods S.A. (2006 a 2011) and Newtel Participações S.A. (from 2004 to 2008), in addition to serving as a member of the Fiscal Council of CPFL Energia, CPFL Paulista, CPFL Piratininga and CPFL Geração (from 2005 to 2006 and 2007 to 2008). Currently, she is an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A., of Contax Participações S.A. and of Fras-Le S.A., a professor for the Course for Board of Directors’ Members, and guest lecturer at the Debate Forum “The Committees of Assistance to the Board of Directors” of the Brazilian Institute of Corporate Governance (IBGC). She also participated in the course “Training of Trainers, Corporate Governance Board Leadership Program” held by the International Finance Corporation (IFC). She is a member of the Board of Directors and Fiscal Council with a certificate from the Brazilian Institute of Corporate Governance (IBGC). She is a partner at HJN Consultoria & Assessoria, a consulting company specialized in financial studies and corporate governance. Since April 2009, Mrs. Jabra has been a member of the Board of Directors of CPFL Energia.

     Ana Dolores Moura Carneiro de Novaes - Mrs. Novaes earned a Ph.D. in Economics from the University of California in 1990 and graduated in Law from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) in 2008. In 1999, she was offered the international professional designation of Chartered Financial Analyst (CFA) by the CFA Institute (formerly known as AIMR - Association for Investment and Management Research) in the United States. Today she is a member of the Board of Directors of the CCR (since May 2002) and Metalfrio (since May 2009) and an advisor to the Audit Committee of the Companhia Siderúrgica Nacional (since August 2006). She held the positions of Investment Officer at Pictet Modal Asset Management (from 1998 to 2003) and Adjustable Rate Analyst at Banco de Investimentos Garantia (from 1995 to 1997). She worked for the World Bank Group in Washington, D.C. from 1991 to 1994 and was a macroeconomics professor at the Pontifical Catholic University of Rio de Janeiro in 2003 and at the Federal University of Pernambuco (in the first half of 1991). Since 2008, she has been a partner at Galanto Consultoria, Rio de Janeiro, specializing in services and consulting in corporate governance. Since April 2007, Mrs. Novaes has been a member of the Board of Directors of CPFL Energia.

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

Name	Age	Position

Wilson Ferreira Junior	50	Chief Executive Officer

Wilson Ferreira Junior (*)	50	Chief Financial Officer and Head of Investor Relations
Hélio Viana Pereira	56	Vice-President of Distribution
Miguel Normando Abdalla Saad	60	Vice-President of Generation
Paulo Cezar Coelho Tavares	56	Vice-President of Energy Management
José Marcos Chaves de Melo	47	Vice-President Administrative
Adriana Waltrick dos Santos (**)	45	Vice-President of Business Development
(*) Interim Chief Financial Officer and Head of Investor Relations
(**) Elected at the Board of Directors meeting held on January 27, 2010.

     Wilson Ferreira Junior - Mr. Ferreira Junior graduated from the School of Engineering at Mackenzie University in 1981, with a degree in Electrical Engineering and in 1983 he graduated from the Business Administration course of the College of Economics, Accounting and Administrative Sciences of the same university. He attended a masters degree program in Energy at the University of São Paulo (USP), for which he did not complete the thesis requirements, and several specialization courses, including: Occupational Safety and Health Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation – FGV, 1988), and Electricity Distribution Management (Swedish Power Co., 1992). At Companhia Energética de São Paulo (CESP), he held several senior positions and served as the Distribution Officer from 1995 to 1998. He served as CEO of RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, President of the Brazilian Association of Electric Power Distributors (ABRADEE), and Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB). Today, Mr. Ferreira Junior serves as the Chairman of the Board of Directors of the National Electrical System Operator (ONS). In March 2000, he became CEO of CPFL Paulista, and later of CPFL Piratininga, CPFL Geração, CPFL Brasil, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergia, and other subsidiaries of CPFL Energia. Since 2002, he has been a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and the CEO of CPFL Energia.

     Hélio Viana Pereira - Mr. Pereira graduated in Electrical Engineering from the Itajubá Federal School of Engineering (EFEI) in 1976 and completed a specialization program in Industrial Quality Engineering at the State University of Campinas (Unicamp). He completed post-graduate studies in Electricity Business Management at the Getúlio Vargas Foundation (FGV) and the University of São Paulo (USP). Mr. Pereira served as an engineer in the Eletrobrás Department of Rural Electrification from 1976 to 1978, as an engineer at the Underground Grid Studies Department and as a manager at the Public Lighting Division of the Companhia de Eletricidade de Brasília (CEB) from 1978 to 1981. He held several senior positions and was the Operating Control Supervisor and Operations Manager of Companhia Energética de São Paulo (CESP) from 1984 to 1989. At CPFL Paulista, he served as the Manager of the Planning and Modernization Department from May to August 2000. Today he is the Distribution Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna and other distributors of CPFL Energia. He is also a member of the Board of Directors of CPFL Geração. Since 2002, Mr. Pereira has been the Chief Distribution Officer of CPFL Energia.

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

     José Marcos Chaves de Melo - In 1980, Mr. Melo graduated as an electronics technician from the Federal Center for Technological Education of Rio de Janeiro (CEFET-RJ). In 1986, he graduated in Engineering from the University of Kansas. Among his academic achievements, the following stand out: Fulbright scholarship, American National Engineering Honor Society (Tau Beta Pi), the 2005 SAP Diamond Circle Award for Outstanding Business Contributions, and the 2006 Accenture World Innovation Award. Mr. Melo worked at Accenture do Brasil from 1987 to 2008, serving as senior executive from 1998 to 2008. He was responsible for the execution of several projects with companies of the electricity sector for 12 years, oil and gas sectors for 5 years, steel sector for 2 years, and in the manufacturing sector for 1 year. He has experience in several functional areas, such as IT, supply chain, field work and assets management. During his career he has worked for companies such as Neoenergia, Light, CEMIG, Duke Energy, Petrobrás, Repsol-YPF and CSN, the Electric Power Trade Board (CCEE) and ONS. Mr. Melo is currently the Administrative Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Geração, CPFL Bioenergia, and other subsidiaries of CPFL Energia. Since 2008, he has been the Chief Administrative Officer of CPFL Energia.

     Adriana Waltrick dos Santos - Mrs. Waltrick dos Santos graduated in Business Administration from the Vale do Rio dos Sinos University (UNISINOS) in the State of Rio Grande do Sul in 1989 and also holds an Executive MBA (1992) and Marketing Masters degree (1997) from the Federal University of Rio Grande do Sul (UFRGS). She also holds a MIT Sloan MBA from the Massachusetts Institute of Technology (2009). She has been part of the CPFL group since 1999, having served as the Director of Corporate Strategy and Mergers and Acquisitions of CPFL Energia S.A. from 2001 to 2008 and the Corporate Strategy Manager of RGE from 1999 to 2000. Mrs. Waltrick dos Santos also served as the Corporate Strategy Manager of Rede Brasil Sul de Comunicação – Group RBS, from 1997 to 1998, and the International Business Manager of Group Petropar from 1990 to 1994. She was elected the Vice-President of Business Development of CPFL Energia S.A. in January 27, 2010.

     Fiscal Council

     Under Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of the management and the company’s external auditors. Our fiscal council is permanent, although Brazilian Corporate Law allows fiscal councils to be either permanent or non-permanent and may be composed of a minimum of three and a maximum of five members. The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. Brazilian Corporate Law requires fiscal council members to receive as remuneration at least 10.0% of the average annual amount paid to the company’s executive officers, excluding benefits and profit sharing. Noncontrolling holders of common shares owning in aggregate at least 10.0% of the common shares outstanding may also elect one member of the fiscal council.

     Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors. Our fiscal council elected at our shareholders' meeting held on April 23, 2009, with a mandate of one year, is composed of five members: José Reinaldo Magalhães (President), Daniela Corci Cardoso, Adalgiso Fragoso de Faria, Wilton de Medeiros Daher and Décio Magno Andrade Stochiero.

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

     For the year ended December 31, 2009, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors, our executive officers and members of our fiscal council was approximately R$17 million, including R$6 million in variable compensation. For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$549,000.

     The approved compensation for our board of directors, board of executive officers and fiscal council for 2010 is R$20 million.

     The following tables set forth the compensation from CPFL Energia on a non-consolidated basis of our management for the year ended December 31, 2009 and the approved compensation for 2010. Our directors and officers receive additional compensation from our subsidiaries which is not reflected in these tables.

	Compensation for the year ended December 31, 2009

	Board of		Executive
Management Bodies	Directors	Fiscal Council	Officers	Total

Number of members	7 members	5 members	6 members
Fixed annual compensation:		(in thousands of reais)
Wage	861	490	886	2,237
Direct or indirect benefits	–	–	–	–
Compensation for participation in committees	–	–	–	–
Others	–	–	–	–
Variable compensation:
Bonus	–	–	114	114
Profit sharing plan	–	–	–	–
Compensation for participation in meetings	–	–	–	–
Commissions	–	–	–	–
Others	–	–	76	76
Post-employment benefits	–	–	46	46
Compensation based on stock options	–	–	–	–
Compensation for each body (1)	861	490	1,122

Total compensation				2,473

__________________
(1) Compensation amounts include charges and accruals.

Approved compensation for the year ended December 31,
2010

	Board of		Executive
Management Bodies	Directors	Fiscal Council	Officers	Total

Number of members	7 members	5 members	7 members
Fixed annual compensation:		(in thousands of reais)
Wage	941	647	1,170	2,758
Direct or indirect benefits	–	–	–	–
Compensation for participation in committees	–	–	–	–
Others	–	–	–	–

	Approved compensation for the year ended December 31,
	2010

	Board of		Executive
Management Bodies	Directors	Fiscal Council	Officers	Total

Variable compensation:
Bonus	–	–	618	618
Profit sharing plan	–	–	–	–
Compensation for participation in meetings	–	–	–	–
Commissions	–	–	–	–
Others	–	–	118	118
Post-employment benefits	–	–	85	85
Compensation based on stock options	–	–	–	–
Compensation for each body (1)	941	647	1,991

Total compensation				3,579

(1) Compensation amounts include charges and accruals.

     The table below sets forth the compensation of our management received from our subsidiaries for the year ended December 31, 2009.

	Year ended December 31, 2009

	Board of	Fiscal	Executive
	Directors	Council	Officers

	Fixed	Fixed	Fixed	Variable
	(in thousands of reais)
Subsidiaries
CPFL Paulista	–	–	2,479	1,628
CPFL Piratininga	–	–	1,233	804
CPFL Geração	–	–	1,480	748
RGE	–	–	1,317	1,724
CPFL Brasil	–	–	468	311
CPFL Santa Cruz	–	–	1,111	86
CPFL Jaguari	–	–	164	22
CPFL Mococa	–	–	163	22
CPFL Leste Paulista	–	–	151	20
CPFL Sul Paulista	–	–	149	20
Paulista Lajeado	–	–	–	–
Total (1)	–	–	8,715	5,385

_______________
(1) Compensation amounts include charges and accruals.

     Share Ownership

     The total number of common shares owned by our directors and executive officers as of March 31, 2010 was 14,871. None of our directors or executive officers beneficially owns one percent or more of our common shares.

     Indemnification of Officers and Directors

     Neither the laws of Brazil nor our bylaws provide for indemnification of directors or officers. We have held directors’ and officers’ liability insurance since February 2006.

     Employees

     As of December 31, 2009, we had 7,450 full time employees (including the employees of our jointly-controlled subsidiaries). The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

	2009	2008	2007

Distribution	5,653	5,717	5,958
Generation	275	271	250
Commercialization	662	242	256
Corporate staff	860	889	712

Total	7,450	7,119	7,176

     Part of our employees are members of unions, with which we have collective bargaining agreements. We renegotiate these agreements annually with the 16 principal unions that represent our various employee groups. Salary increases are generally provided for on an annual basis. We believe that we have good relationships with our unions as evidenced by the fact that we have not had any labor strikes during the last 20 years.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

     In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program. This amount is set in the collective bargaining agreements of each company, which are adjusted annually. In 2009, we reserved R$38 million for our employee profit sharing program.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of December 31, 2009. Percentages in the following table are based on 479,910,938 outstanding common shares.

	Common Shares	(%)

BB Carteira Livre I FIA (1)	149,233,727	31.10
VBC Energia S.A. (2)	122,948,720	25.62
Bonaire Participações S.A. (3)	60,713,511	12.65
Bradespar S.A. (4)	25,270,900	5.27
BNDES Participações S.A. (5)	40,526,739	8.44
Executive officers and directors as a group	6,562	0.00

Total	398,700,159	83.08

(1)
BB Carteira Livre I – Fundo de Investimentos em Ações is an investment fund that belongs to PREVI, a pension fund sponsored by Banco do Brasil S.A. The Brazilian government owns a majority of the voting capital of Banco do Brasil. During 2009, the shareholder 521 Participações S.A., in compliance with the decision of its final controlling shareholder (Caixa de Previdência dos Funcionários do Banco do Brasil – “PREVI”), restructured its equity interests in order to reduce the administrative and financial costs on its indirect investments and transferred all its shares in the Company to its controlling shareholder, Fundo BB Carteira Livre I – Fundo de Investimento em Ações.

(2)
VBC Energia S.A. is controlled by the Brazilian group Camargo Corrêa through several companies: (i) Atila Holdings S.A., controlled by Construções e Comércio Camargo Corrêa S.A. and Camargo Corrêa Energia S.A.; (ii) Camargo Corrêa Energia S.A.; (iii) Camargo Corrêa S.A. and; (iv) GCT Participações e Investimentos Ltda. VBC Energia S.A. was also controlled by Votorantim Energia S.A. until January 2009.

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

     Shareholders’ Agreement

     Voting Rights. Our shareholders’ agreement, among VBC, PREVI (through BB Carteira Livre I FIA), Bonaire and us, as intervening and consenting party, governs control of CPFL and our subsidiaries. Under the shareholders’ agreement, certain actions require the approval of at least VBC and PREVI (at least 80.0% of the shares subject to the shareholders’ agreement), including:

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

• execution of any agreement with a global amount in excess of R$30 million, if not included in our annual budget;

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

• two appointed by PREVI;

• one appointed by Bonaire; and

• one independent, in accordance with the listing regulations of the Novo Mercado.

     Our Fiscal Council consists of five members, appointed as follows:

• two appointed by VBC;

• two appointed by PREVI; and

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

     If the noncontrolling shareholders, exercising their rights under the corporate law, elect the independent director required by the Bovespa’s Novo Mercado Regulations, VBC, PREVI and Bonaire must abstain from proposing a nominee for the position. If the noncontrolling shareholders do not elect the independent director, VBC, PREVI and Bonaire shall by joint accord nominate such an independent director.

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

• Tag-along Rights. A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party. Tag-along provisions do not apply to the disposition of subject shares by Bonaire while its stake within the controlling block is lower than 20.0%.

• Preemptive Rights. The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

• Tag-along Rights of Bonaire. In the event of a sale, assignment or transfer of subject shares by PREVI and VBC that results in an equity percentage lower than 20.0% and 30.0%, respectively, of the aggregate subject shares and, as long as Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with PREVI or VBC, under the same terms and conditions.

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

We also conduct transactions with the shareholders of VBC and their affiliates, including the following:

     • Our distribution subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders. All of these electricity supply agreements are regulated by ANEEL.

     • Our commercialization subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item “Financial Statements.”

     Legal Proceedings

     CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs. The aggregate potential liability was approximately R$89 million as of December 31, 2009. Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$12 million) in respect of these suits.

     CPFL Paulista is a defendant in a civil public action filed by the Campinas Consumer Protection Office (Promotoria de Defesa do Consumidor). The purpose of this civil public action is to suspend the effects of the tariff readjustment authorized by ANEEL for the year ended December 31, 2009. CPFL Paulista obtained a preliminary suspension of the effects. An appeal still awaits final decision and, until then, the effects from the tariff readjustment authorized by ANEEL remain in force. We believe that the risk of loss is remote.

     CPFL Piratininga received a tax infraction notice regarding improper tax deductions from payments made to the Fundação CESP’s pension fund.  These payments originated from an agreement executed to pay a debt from Fundação CESP’s pension fund.  The defense did not present a plea yet, however, we believe that the possibility of loss is possible.

     CPFL Piratininga filed an annulment action concerning an ICMS fiscal debt against a notice of infraction and fee drawn by the state of São Paulo questioning the company’s tax calculation method regarding the energy supply to two cities in the state. The risk of loss is possible and the amount is of approximately R$101 million.

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

     CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund. Based on a favorable opinion that we received from the Brazilian Internal Revenue Office, CPFL Paulista deducted those expenses for purposes of income tax payments. In 2007, we made a judicial deposit in the amount of R$360 million (adjusted to R$450 million in 2009), which allows CPFL Paulista to proceed with the lawsuit without assuming the risk of any asset seizure by the tax authority. This deductibility also resulted in other lawsuits, and CPFL Paulista to raise defenses also entered into an agreement with a Brazilian bank to provide letters of credit through which the bank will guarantee an amount of R$228 million (adjusted to R$281 million in 2009). We believe that the possibility of loss is remote.

     We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses. For this purpose, we classify such losses as remote, possible or probable. Brazilian Accounting Principles and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims. As of December 31, 2009, our reserves for contingencies were approximately R$178 million. Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate. See Note 20 to our audited consolidated financial statements for more information on the status of our litigation.

     Dividend Policy

     For our policy on dividend distributions, see “Item 10. Additional Information—Allocation of Net Income and Distribution of Dividends.”

     Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

Trading Markets

     Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange. Each ADS represents three shares. The ADSs commenced trading on the NYSE on September 29, 2004. As of December 31, 2009, the ADSs represented 5.3% of our shares and 17.6% of our current global public float.

     Price Information

     The table below sets forth reported high and low closing sale prices in reais per common share for the periods indicated. The table also sets forth prices in U.S. dollars per ADS based on information available from the New York Stock Exchange. See "Item 3. Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods indicated below.

	Reais per		U.S. dollars per
	Common share		ADS

	High	Low	High	Low

2008:
First Quarter	38.81	29.75	70.27	51.68
Second Quarter	41.95	32.80	76.40	61.05
Third Quarter	39.41	28.41	74.40	46.23
Fourth Quarter	37.00	26.83	57.02	35.27
2009:
First Quarter	31.50	28.50	42.26	35.42
Second Quarter	34.50	31.06	51.86	41.95
Third Quarter	35.14	30.20	57.32	46.20
October	34.17	30.40	60.27	52.28
November	33.09	30.60	58.82	52.69
December	37.50	33.80	66.29	60.02

2010:
January	37.40	35.70	65.55	59.09
February	38.40	35.75	64.52	58.30
March	38.48	35.36	64.72	60.00

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

ITEM 10. ADDITIONAL INFORMATION

     Memorandum and Articles of Incorporation

Corporate Purpose

     Our corporate purpose, as defined by our bylaws, includes:

     • developing and fostering enterprises in the electricity generation, distribution, transmission, sale industry and related activities;

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

Qualification of Directors

     Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director. Members of our board of executive officers must be Brazilian nationals and resident in Brazil. Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10.0% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.

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

     The mandatory distribution is based on a percentage of adjusted net income, not lower than 25.0%, rather than a fixed monetary amount per share. Under our bylaws, at least 25.0% of our adjusted net income, as calculated under Brazilian Accounting Principles and adjusted under Brazilian Corporate Law, for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount before any deductions for statutory reserves and reserves for investment projects.

     Brazilian Corporate Law permits the suspension of the mandatory distribution of dividends in any fiscal year in which the management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval by the shareholders meeting and review by members of the fiscal council. The law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition. In the case of publicly-held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory distribution is not paid, the unpaid amount must be attributed to a special reserve account. If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits. Under Brazilian Corporate Law, the shareholders of a publicly-held company may also decide to distribute dividends in an amount lower than the mandatory distribution.

Payment of Dividends

     We are required by Brazilian Corporate Law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Pursuant to our charter, we are required to pay a mandatory annual dividend of at least 25.0% of our adjusted net income. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through a depositary are paid to the depositary for further distribution to the shareholders. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our bylaws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after the date when we begin to pay such declared dividends.

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

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments (see “Item 3. Key Information—Risk Factors—Risks Relating to the ADSs and Our Common Shares”).

Interest Attributable to Shareholders’ Equity

     Under Brazilian tax legislation, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and for social contribution purposes. Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting. In order to calculate this interest on shareholders’ equity, the TJLP is applied to shareholders’ equity for the applicable period. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

• 50.0% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

• 50.0% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

     For accounting purposes, although the interest charge must be reflected in the statement of operations to be tax-deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of common shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15.0%, or 25.0% in the case of a shareholder domiciled in a tax haven. See “Taxation—Brazilian Tax Considerations.” If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. If we distribute interest attributed to shareholder’s equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.

     Under our bylaws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

     We distributed R$1,227 million to our shareholders from our 2009 net income. Of this amount, R$572 million, or R$1.191201324 per common share, was paid as an interim dividend on September 30, 2009 and R$655 million will be paid as supplemental dividend at a date to be determined by our management.

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts of at least 50.0% of our adjusted net income, in semi-annual installments. The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant. In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.

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

• the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive Rights;” and

• the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “Withdrawal Rights.”

Quorum

     As a general rule, Brazilian Corporate Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25.0% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

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

• apply for cancellation of any voluntary liquidation; and

• approve our dissolution.

According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue common shares or founders’ shares and, to delist ourselves from the Novo Mercado, we will have to conduct a tender offer.

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

Documents and Information

     The specific documents and information requested for the exercise of the voting rights of our shareholders shall be made available by electronic means at the Brazilian Securities Exchange Commission and the U.S. Securities and

Exchange Commission websites, as well as at our investor relationship website. The following matters require specific documents and information:

• matters with Interest of Related Parties;

• ordinary Shareholders’ Meeting;

• election of members of the Board of Directors;

• compensation of the Management of the Company;

• amendment to the Company’s By-laws;

• capital Increase or Capital Reduction;

• issuance of Debentures or Subscription Bonuses;

• preferred Shares;

• change of the mandatory dividend distribution;

• acquisition of the control of another company;

• appointment of Evaluators; and/or

• any matter which entitles the shareholders to exercise their withdrawal right.

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

     A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting. The proxy must be a shareholder, an officer of the corporation, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer. The Company and/or its shareholders may also carry out a public proxy request directed to all shareholders with voting rights.

     The Company adopted in April 9, 2008, a Manual for Participation in General Shareholders’ Meetings to provide, in a clear and summarized form, information relating to the Company’s Shareholders General Meeting and to encourage and facilitate the participation of all shareholders. This manual includes a standard power of attorney, which may be used by shareholders who are unable to be present at the meetings to appoint an attorney-in-fact to exercise their voting rights with regard to issues on the agenda.

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

Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for common shares, from converting dividends, distributions or the proceeds from any sale of common shares into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American depositary receipts – ADRs.

     Resolution No. 1,927/1992 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289/1997, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20.0%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

     An electronic registration has been issued by the custodian in the name of Deutsche Bank, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See “—Taxation—Brazilian Tax Considerations.”

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

Taxation of Dividends

     Dividends, including dividends in kind, paid by us to the depositary in respect of the common shares underlying the ADSs or to a Non-Brazilian Holder in respect of common shares generally will not be subject to Brazilian withholding income tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to Brazilian withholding tax from 15.0% to 25.0% according to the tax legislation applicable to each corresponding year in which the profits have been earned.

Taxation of Gains

     ADSs. According to applicable Brazilian law (Law No. 10,833/2003), capital gains arising from transactions between two non-resident parties, involving assets situated in Brazil, are subject to Brazilian withholding income tax, at a rate of 15.0% (25.0% in case the seller is situated in a tax haven jurisdiction). Arguably, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident should not be taxed in Brazil, based on the idea that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/2003. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly to a Non-Brazilian Holder), in the event that courts determine that ADSs constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below for the common shares. Non-Brazilian Holders should consult their own tax advisor concerning the tax consequences of a sale of ADSs in Brazil.

     Although there are grounds to sustain otherwise, the deposit of common shares in exchange for ADSs may be subject to Brazilian withholding tax, if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors located in a tax haven jurisdiction (if the common shares are held by an investor registered under Resolution No.2,689 that is not resident in a tax haven jurisdiction, and the sale is performed on the stock exchange, however, any gain will be tax exempt from income tax in such transaction).

     The withdrawal of common shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

     Common Shares. As a general rule, gains realized by Non-Brazilian Holders on any disposition of common shares are subject to income tax at a rate of 15.0%, regardless of whether the sale or the disposition is made by the Non-Brazilian Holder to a resident or non-resident in Brazil, or if the transaction is conducted in Brazil or abroad, except for the specific cases described below.

     Gains realized on any disposition of common shares by Non-Brazilian Holders who are resident in a jurisdiction that is deemed to be a “tax haven jurisdiction” under Brazilian law (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20.0%, or which laws impose restrictions on disclosure of ownership composition or securities ownership such that the identification of the beneficial owner of income is not permitted) are subject to income tax at a rate of 25.0%.

     Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non-Brazilian Holder is registered under Resolution No.2,689. If the Non-Brazilian Holder is a resident of a tax haven or is not registered under Resolution No.2,689, the gain realized on such sale or disposition of common shares is subject to income tax at a rate of 15.0%. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

     Interest Attributable to Shareholders’ Equity. Payments of interest on shareholders’ equity to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15.0%, or 25.0% for shareholders domiciled in a tax haven jurisdiction. If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon payment of the interest. If we pay interest on shareholders’ equity in any year, and that payment is not accounted for as part of a mandatory dividend distribution, Brazilian income tax would be borne by the shareholders.

     The payment of interest on shareholders’ equity may be recommended by our Board of Directors and needs to be approved by our general shareholders’ meeting. We cannot assure you that our Board of Directors will not recommend that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Tax on foreign exchange transactions

The conversion of foreign currency into Brazilian reais as well as the conversion of Brazilian reais into foreign currency are subject to a tax on foreign exchange transactions (“IOF/Exchange”). The rate of such tax varies according to the nature of the transaction, such as:

     • Inflow of funds from foreign investors for investment in the Brazilian financial and capital markets: 2%;

     • Outflow of funds to foreign investors of the funds invested in the Brazilian financial and capital markets regarding the above-mentioned transaction: 0%;

     • Remittances of dividends and interest on equity to foreign investors related to the above-mentioned transactions: 0%;

     • Inflow of funds regarding loans with an average maturity term equal or lower than 90 days: 5,38%; and

     • Other foreign exchange transactions (subject to exceptions provided in the applicable legislation): 0.38%.

     The IOF/Exchange may be changed at any time, up to 25.0%, upon the discretion of the President. Any such increase, although immediately applicable, would only apply to future exchange transactions.

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

U.S. Federal Income Tax Consequences

     This discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs. Except as provided below, this discussion applies only to beneficial owners of common shares or ADSs that are “U.S. holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury regulations, administrative pronouncements by the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, in each case as of the date hereof, all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

     This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax consequences that may be relevant to a particular U.S. holder (including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors) and holders are urged to consult their own tax advisor regarding their specific tax situations. This discussion applies only to holders of common shares or ADSs who hold the common shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. holders in special tax situations including, for example:

• brokers or dealers in securities or currencies;

• U.S. holders whose functional currency is not the U.S. dollar;

• holders that own or have owned stock constituting 10.0% or more of the Company’s total combined voting power (whether such stock is directly, indirectly or constructively owned);

• tax-exempt organizations;

• regulated investment companies;

• real estate investment trusts;

• grantor trusts;

• common trust funds;

• banks or other financial institutions;

• persons liable for the alternative minimum tax;

• securities traders who elect to use the mark-to-market method of accounting for their securities holdings;

• insurance companies;

• persons that acquired common shares or ADSs as compensation for the performance of services;

• U.S. expatriates; and

• persons holding common shares or ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security, constructive sale or other integrated transaction.

     Except where specifically described below, this discussion assumes that the Company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. In addition, this discussion does not address tax considerations applicable to persons that hold an interest in a partnership or other pass-through entity that holds common shares or ADSs, or any U.S. federal estate and gift, state, local or non-U.S. tax consequences of the ownership and disposition of common shares or ADSs. Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common shares or ADSs.

     As used herein, the term “U.S. holder” means a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of the substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, a non-U.S. holder is a beneficial owner of common shares or ADSs that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

     If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) owns common shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership holding common shares or ADSs. Partnerships that are beneficial owners of common shares or ADSs, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of common shares or ADSs.

     For U.S. federal income tax purposes, a U.S. holder of an ADS will generally be treated as the beneficial owner of the common shares represented by the ADS. However, see the discussion below under “Taxation of Distributions” regarding certain statements made by the U.S. Treasury Department concerning depositary arrangements.

Taxation of Distributions

     Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions of cash or property made with respect to common shares or ADSs (including distributions characterized as interest on shareholders’ equity for Brazilian law purposes and any amounts withheld to reflect Brazilian withholding taxes) generally will be taxable as dividends for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

     A U.S. holder will generally include such dividends in gross income as ordinary income on the day such dividends are actually or constructively received. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. holder’s adjusted tax basis (but not below zero) in common shares or ADSs, as applicable, and thereafter as either long-term or short-term capital gain (depending on whether the U.S. holder has held common shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

     If any cash dividends are paid in reais, the amount of a distribution paid in reais will be the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date the distribution of actual or constructive receipt. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. If any reais actually or constructively received by a U.S. holder are later converted into U.S. dollars, such U.S. holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of actual or constructive receipt.

     Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to the below-mentioned concerns by the U.S. Treasury Department regarding certain inconsistent actions taken by intermediaries and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) in a taxable year beginning on or before December 31, 2010 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. See below for a discussion regarding the Company’s PFIC determination.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of common shares or ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. U.S. holders of common shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations (including a minimum holding period requirement), a U.S. holder may be entitled to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received with respect to the common shares or ADSs. U.S. holders that do not elect to claim a credit for any foreign income taxes paid or accrued during a taxable year may instead claim a deduction in respect of such Brazilian income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes for most U.S. holders. The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. The U.S. Treasury Department has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, U.S. holders should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders above could be affected by actions taken by parties to whom the ADSs are released and the IRS.

     Distributions of additional shares to holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.

     Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to common shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by such holders of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base).

Taxation of Sales, Exchanges or Other Taxable Dispositions

     Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Upon the sale, exchange or other taxable disposition of common shares or ADSs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the common shares or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s adjusted tax basis in the common shares or ADSs. The initial tax basis of common shares or ADSs held by a U.S. holder will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition. Although the Company does not believe that U.S. holders will be entitled to a credit or deduction with respect to any IOF/Exchange paid on common shares or ADSs (as discussed in “—Taxation—Brazilian Tax Considerations—Taxation of Gains—Tax on foreign exchange transactions”), U.S. holders should be entitled to include the amount of the IOF/Exchange paid as part of their initial basis in such common shares or ADSs. Under current law, certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     If Brazilian income tax is withheld on the sale, exchange or other taxable disposition of common shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian income tax withheld. Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of common shares or ADSs that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax, provided that the U.S. holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of common shares or ADSs unless (i) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met, or (ii) such gain is effectively connected with the conduct by the holder of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base). If the first exception (i) applies, the non-U.S. holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources. If the second exception (ii) applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. holders, as described above. In addition, in the case of (ii), if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either (i) 75.0% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) on average 50.0% or more of the gross value of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions, other than certain active business gains from the sale of commodities (the “Active Commodities Business exception”). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25.0% interest (by value) is taken into account.

     The determination as to whether a non-U.S. corporation is a PFIC is based on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the application of complex U.S. federal income tax rules, which are subject to different interpretations. In particular, the Company’s PFIC status for any taxable year will likely depend upon the extent to which the Company’s revenue from the sale of electricity qualifies under the Active Commodities Business exception, an analysis that raises uncertainties in application and interpretation. Further, the relevant Treasury regulations addressing the Active Commodities Business exception have yet to be revised to reflect statutory changes with regard to this exception. There can be no assurances that the Company would qualify under the Active Commodities Business exception if and when the relevant Treasury regulations were revised. Based on the Company’s audited financial statements, the nature of the Company’s business, and relevant market and shareholder data, the Company believes that it would not be classified as a PFIC for its last taxable year or its current taxable year (although the determination cannot be made until the end of such taxable year), and the Company does not expect to be classified as a PFIC in the foreseeable future, based on its current business plans and its current interpretation of the Code and Treasury regulations that are currently in effect.

     If, contrary to the discussion above, the Company is treated as a PFIC, a U.S. holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and filing requirements) with respect to (a) any gain realized on the sale, exchange or other taxable disposition of common shares or ADSs and (b) any “excess distribution” made by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the common shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the common shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the common shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the common shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which the Company became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Company was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which the Company was a PFIC.

     In general, if the Company is treated as a PFIC, the rules described above can be avoided by a U.S. holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. holder may elect mark-to-market treatment for its common shares or ADSs, provided the common shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the common shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of common shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of common shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder’s adjusted tax basis in common shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. In addition, a mark-to-market election with respect to common shares or ADSs would not apply to any subsidiary of the Company that is itself a PFIC (a “lower-tier PFIC”), and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of common shares or ADSs.

     A U.S. holder that owns common shares or ADSs during any taxable year that the Company is treated as a PFIC generally would be required to file IRS Form 8621. U.S. holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination. U.S. holders should consult their independent tax advisors regarding the application of the PFIC rules to common shares or ADSs, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should the Company be considered a PFIC for any taxable year and the application of the recently-enacted legislation to their particular situation.

Backup Withholding and Information Reporting

     Dividends paid on, and proceeds from the sale, exchange or other taxable disposition of, common shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28.0%) unless the U.S. holder (i) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred or (ii) is a corporation or other exempt recipient. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

     Non-U.S. holders generally will not be subject to information reporting and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish their eligibility for such exemption.

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

     Our website is located at http://www.cpfl.com.br and our investor relations website is located at http://www.cpfl.com.br/ir. (These URLs are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

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

Exchange Rate Risk

     At December 31, 2009, we had outstanding approximately R$1,202 million of indebtedness denominated in foreign currencies, including U.S. dollars and Japanese yen, and R$86 million of indebtedness denominated in Brazilian reais, but partially indexed to the U.S. dollar. Also at December 31, 2009, we had swap agreements that offset the exchange rate risk with respect to R$1,225 million of those amounts. The potential loss to us that would result from a hypothetical unfavorable 10.0% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$6 million, primarily due to the increase in real terms in the principal amount of our foreign currency indebtedness. The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

     We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are fixed. We also have swaps that convert some U.S.dollar-denominated indebtedness to reais at variable interest rates. The interest or indexation rates include several different Brazilian money-market rates and inflation rates. At December 31, 2009, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$5,832 million.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2009, would result in a net additional cash outflow of approximately R$58 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing common shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$2.00 (or less) per 100 ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you

US$2.00 (or less) per 100 ADS (to the extent the depositary has not collected a cash distribution fee of US$2.00 per 100 ADS during the year)	Depositary services

Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares.

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Reimbursement of Fees

     The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

     Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

     The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report that appears herein.

     There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm of Internal Control over Financial Reporting

The Board of Directors and Shareholders of CPFL Energia S.A.

We have auditied CPFL Energia S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CPFL Energia S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control baseed on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expendituers of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in aconditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CPFL Energia S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, and our report dated on March 26, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Campinas, Brazil

March 26, 2010

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2009 and 2008. Our independent accounting firm is KPMG Auditores Independentes beginning in June 2007.

	Year ended December 31,

	2009	2008

Audit fees	R$2,658	R$3,056
Audit-related fees	499	60
Tax fees	139	113
All other fees	-	-

Total	R$3,296	R$3,229

     “Audit Fees” are the aggregated fees billed by KPMG Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for the fiscal years of 2009 and 2008, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

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

CPFL is a controlled company, because more than a majority of its voting power is controlled by VBC Energia, PREVI (through BB Carteira Livre I Fundo de Investimento em Ações) and Bonaire Participações S.A. As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has one independent director, as defined by CVM rules.

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

303A.06 and 303A.07
A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

In lieu of appointing an audit committee composed of independent members of the Board of Directors, CPFL has a permanent conselho fiscal, or fiscal council, in accordance with the applicable provisions of the Brazilian Corporate Law, and CPFL has granted the fiscal council with additional powers that meet the requirements of Exchange Act Rule 10A-3(c)(3). Under Brazilian Corporate Law, which enumerates standards for the independence of the fiscal council from CPFL and its management, none of the members of the fiscal council may be: (i) members of the Board of Directors; (ii) members of the board of executive officers; (iii) employed by CPFL or an affiliate or company controlled by CPFL or (iv) a spouse or relative of any member of the company’s management or Board of Directors. Members of the fiscal council are elected at the company’s general shareholders meeting for a one-year term of office. The fiscal council of CPFL currently has five members, all of whom comply with standards (i) to (iv) above. The responsibilities of the fiscal council, which are set forth in its charter, includes reviewing management’s activities and the company’s financial statements, and reporting findings to the company’s shareholders.

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

     The amount of long-term debt securities of CPFL Energia or its subsidiaries authorized under any outstanding agreement does not exceed 10.0% of CPFL Energia’s total assets on a consolidated basis. CPFL Energia hereby agrees to furnish the SEC, upon its request, a copy of any instruments defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

     Thermoelectric power plant: A generator which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

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

SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, State of São Paulo, Brazil, on April 5, 2010.

CPFL ENERGIA S.A.

By:	/s/ Wilson Ferreira, Junior

Name:	Wilson Ferreira, Junior
Title:	Chief Executive Officer (principal executive officer)

By:	/s/ Wilson Ferreira, Junior

Name:	Wilson Ferreira, Junior
Title:	Chief Financial Officer (principal financial officer)

KPMG Auditores Independentes	Central Tel	55 (19) 2129-8700
Av. Barão de Itapura, 950 - 6º	Fax	55 (19) 2129-8728
13020-431 - Campinas, SP - Brasil	Internet	www.kpmg.com.br
Caixa Postal 737
13012-970 - Campinas, SP - Brasil

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CPFL Energia S.A.

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CPFL Energia S.A. and subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated on March 26, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Campinas, Brazil March
26, 2010

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian reais – R$)

ASSETS	2009	2008

CURRENT ASSETS
Cash and cash equivalents (note 4)	1,473,175	737,847
Financial investments (note 5)	39,253	38,249
Accounts receivable (note 6)	1,840,107	1,721,028
Allowance for doubtful accounts (note 7)	(81,974)	(82,462)
Recoverable taxes (note 8)	190,983	174,294
Materials and supplies	17,360	15,594
Deferred cost variations (note 3)	332,813	638,229
Prepaid expenses (note 9)	124,086	101,882
Derivatives (note 31)	795	36,520
Deferred taxes (note 10)	162,779	220,144
Other (note 11)	145,055	110,793

	4,244,432	3,712,118

NONCURRENT ASSETS
Accounts receivable (note 6)	226,314	286,144
Escrow deposits (note 20)	654,506	599,973
Financial investments (note 5)	79,836	96,786
Recoverable taxes (note 8)	110,014	101,948
Deferred cost variations (note 3)	42,813	157,435
Prepaid expenses (note 9)	64,201	99,210
Derivatives (note 31)	7,881	396,875
Deferred taxes (note 10)	1,117,736	1,132,736
Other credits (note 11)	160,760	221,330
Property, plant and equipment (note 12)	7,487,216	6,614,347
Intangible assets (note 13)	2,554,400	2,700,136
Other	119,882	124,134

	12,625,559	12,531,054

TOTAL ASSETS	16,869,991	16,243,172

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2009	2008

CURRENT LIABILITIES
Suppliers (note 14)	1,021,348	982,344
Taxes and payroll charges payable (note 19)	492,234	464,339
Dividends and interest on shareholders’ equity	684,185	632,087
Accrued interest on loans and financing (note 15)	26,543	29,081
Accrued interest on debentures (note 16)	101,284	102,112
Post-retirement benefit obligation (note 17)	44,484	44,088
Regulatory charges (note 18)	62,999	94,054
Loans and financing (note 15)	697,223	523,167
Debentures (note 16)	499,025	580,076
Accrued liabilities	50,620	46,244
Deferred gain variations (note 3)	313,463	165,871
Derivatives (note 31)	7,012	53,443
Reserve for contingencies (note 20)	-	15
Other (note 21)	584,614	524,898

	4,585,034	4,241,819

NONCURRENT LIABILITIES
Suppliers (note 14)	42,655	85,311
Accrued interest on loans and financing (note 15)	62,427	74,104
Loans and financing (note 15)	3,515,236	3,836,882
Debentures (note 16)	2,751,169	2,026,890
Post-retirement benefit obligation (note 17)	425,366	508,194
Taxes and social contribution payable (note 19)	6,015	6,445
Reserve for contingencies (note 20)	38,181	107,642
Deferred gain variations (note 3)	108,691	40,779
Derivatives (note 31)	5,694	961
Other (note 21)	161,540	207,194

	7,116,974	6,894,402

NONCONTROLLING INTEREST	85,041	88,332

SHAREHOLDERS’ EQUITY (note 22)
Common stock (without par value, 2009 and 2008 - 479,910,938 shares
issued and outstanding)	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	341,751	277,428

	5,082,942	5,018,619

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,869,991	16,243,172

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2009	2008	2007

OPERATING REVENUES (note 23)
Electricity sales to final consumers	13,459,696	12,294,614	12,355,216
Electricity sales to wholesalers	1,199,081	948,339	682,942
Other revenues	1,034,371	1,128,960	1,169,226

	15,693,148	14,371,913	14,207,384

DEDUCTIONS FROM OPERATING REVENUES
Contribution to concession reserve fund (RGR)	(53,160)	(48,446)	(52,250)
ICMS (state VAT)	(2,613,245)	(2,440,661)	(2,477,084)
COFINS/PIS (taxes on revenue)	(1,397,882)	(1,307,592)	(1,347,865)
ISS (service tax)	(3,629)	(2,971)	(1,749)
Fuel Consumption Account - CCC	(484,443)	(365,447)	(425,860)
Energy Development Account - CDE	(439,066)	(408,979)	(398,427)
Research and development and energy efficiency	(99,792)	(92,008)	(94,565)
PROINFA	(35,878)	(23,942)	(18,768)
Emergency charges (ECE/EAEE)	(71)	(1)	(49)

	(5,127,166)	(4,690,047)	(4,816,617)

NET OPERATING REVENUES	10,565,982	9,681,866	9,390,767

OPERATING COSTS
Electricity purchased for resale (note 24)	(5,359,571)	(4,763,730)	(4,033,512)
Electricity network usage charges (note 24)	(1,171,451)	(903,788)	(702,781)
Personnel	(324,752)	(298,725)	(263,169)
Post-retirement benefit obligation (note 17)	(3,678)	84,151	46,887
Materials	(56,605)	(51,660)	(49,664)
Outside services	(155,056)	(135,121)	(134,045)
Depreciation and amortization	(353,052)	(339,809)	(341,492)
Services cost rendered to third parties	(5,387)	(7,457)	(6,441)
Other	(50,349)	(53,028)	(35,961)

	(7,479,901)	(6,469,167)	(5,520,178)

OPERATING EXPENSES (note 25)
Sales and marketing	(255,114)	(246,461)	(428,053)
General and administrative	(384,086)	(385,172)	(353,904)
Amortization of intangible assets	(186,899)	(192,029)	(176,306)
Other	(58,663)	(53,017)	(65,070)

	(884,762)	(876,679)	(1,023,333)

OPERATING INCOME	2,201,319	2,336,020	2,847,256

(Continues)

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais – R$, except for share and per share amounts)

(Continued)

	2009	2008	2007

FINANCIAL INCOME (EXPENSE) (note 26)
Financial income	744,638	809,362	499,342
Financial expense	(1,060,569)	(1,223,683)	(874,048)

	(315,931)	(414,321)	(374,706)

INCOME BEFORE TAXES AND NONCONTROLLING
INTEREST	1,885,388	1,921,699	2,472,550

Social contribution tax (note 10)	(155,459)	(168,957)	(232,104)

Current tax	(135,985)	(177,629)	(202,083)
Deferred tax	(19,474)	8,672	(30,021)

Income tax (note 10)	(428,847)	(467,281)	(594,525)

Current tax	(358,694)	(488,671)	(560,363)
Deferred tax	(70,153)	21,390	(34,162)

INCOME BEFORE NONCONTROLLING INTEREST	1,301,082	1,285,461	1,645,921

Noncontrolling interest	(14,612)	(9,769)	(5,194)

NET INCOME	1,286,470	1,275,692	1,640,727

NUMBER OF SHARES OUTSTANDING AT
YEAR END	479,910,938	479,910,938	479,910,938

EARNINGS PER SHARE	2.681	2.658	3.418

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais – R$, except for share)

					Total	Changes in the
	Common	Capital	Profit	Accumulated	Shareholder’s	number of
	Stock	Reserves	reserves	profit/(loss)	equity	common shares

Balance as of December 31, 2006	4,734,790	16	131,471	-	4,866,277	479,756,730

Adjustment of initial compliance with Law
No 11,638	-	-	-	(1,609)	(1,609)	-
Capital increase	6,385	-	-	-	6,385	154,208
Net income	-	-	-	1,640,727	1,640,727	-
Allocation of income:
- Statutory reserve	-	-	82,172	(82,172)	-	-
- Interim dividend	-	-	-	(842,375)	(842,375)	-
- Dividend proposed	-	-	-	(718,889)	(718,889)	-

Balance as of December 31, 2007	4,741,175	16	213,643	(4,318)	4,950,516	479,910,938

Net income	-	-	-	1,275,692	1,275,692	-
Lapsed dividend	-	-	-	92	92	-
Allocation of income:
- Statutory reserve	-	-	63,785	(63,785)	-	-
- Interim dividend	-	-	-	(601,576)	(601,576)	-
- Dividend proposed	-	-	-	(606,105)	(606,105)	-

Balance as of December 31, 2008	4,741,175	16	277,428	-	5,018,619	479,910,938

Net income	-	-	-	1,286,470	1,286,470	-
Lapsed dividend	-	-	-	4,541	4,541	-
Allocation of income:
- Statutory reserve	-	-	64,323	(64,323)	-	-
- Interim dividend	-	-	-	(571,671)	(571,671)	-
- Dividend proposed	-	-	-	(655,017)	(655,017)	-

Balance as of December 31, 2009	4,741,175	16	341,751	-	5,082,942	479,910,938

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais – R$)

	2009	2008	2007

NET INCOME FOR THE PERIOD, INCLUDING INCOME TAX
AND SOCIAL CONTRIBUTION	1,870,776	1,911,930	2,467,356

ADJUSTMENT TO RECONCILE INCOME TO CASH
PROVIDED BY OPERATING ACTIVITIES
Noncontrolling shareholders' interest	14,612	9,769	5,194
Depreciation and amortization	575,123	564,924	548,161
Reserve for contingencies	(2,311)	(16,884)	9,350
Interest and monetary restatement	562,158	672,297	548,696
Post-retirement benefit obligation	3,678	(84,151)	(46,887)
Loss on disposal of noncurrent assets and participation in
subsidiaries	16,068	30,400	24,288
Deferred taxes (PIS and COFINS)	12,464	(12,968)	(1,690)
Other	-	1,358	8,999

DECREASE (INCREASE) IN OPERATING ASSETS
Accounts receivable	(59,737)	12,453	311,155
Recoverable taxes	8,881	36,343	31,785
Deferred cost variations	420,038	(57,321)	109,704
Escrow deposits	(9,389)	(50,525)	(400,547)
Other	4,884	42,068	(70,250)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(4,414)	199,478	(17,749)
Taxes and social contributions paid	(521,538)	(749,127)	(668,454)
Other taxes and social contributions	51,916	(50,711)	(47,407)
Deferred gain variations	215,503	(91,777)	57,451
Post-retirement benefit obligation	(75,799)	(84,091)	(93,226)
Interest on debts – paid	(521,358)	(544,381)	(508,486)
Regulatory charges	(31,055)	25,358	(39,162)
Other	(108,360)	112,827	107,827

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,422,140	1,877,269	2,336,108

INVESTING ACTIVITIES
Purchase of interest in subsidiaries, net of cash	(28,544)	-	(383,816)
Decrease (increase) in investments in subsidiaries	-	(1,457)	271
Increase in property, plant and equipment	(1,233,695)	(1,098,081)	(1,045,077)
Financial investments	61,318	74,041	(17,971)
Special obligations	61,336	57,518	65,917
Additions to other intangible assets	(93,317)	(79,823)	(108,308)
Additions to deferred charges	-	-	12,076
Proceeds from sale of permanent assets	13,025	28,325	24,091
Other	(28,380)	(4,935)	(28,378)

NET CASH USED IN INVESTING ACTIVITIES	(1,248,257)	(1,024,412)	(1,481,195)

(Continues)

(Continued)

	2009	2008	2007

FINANCING ACTIVITIES
Loans and financing obtained	2,550,742	2,171,535	2,551,090
Payments of loans and financing	(1,810,932)	(2,073,543)	(1,451,590)
Advance energy sale agreements	-	2,004	-
Advances for future capital increase	-	-	82,597
Dividends and interest on shareholders’ equity	(1,178,365)	(1,323,483)	(1,560,952)
Intercompany loans to subsidiaries and associated
companies	-	2,169	-

NET CASH USED IN FINANCING ACTIVITIES	(438,555)	(1,221,318)	(378,855)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	735,328	(368,461)	476,058
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	737,847	1,106,308	630,250

CASH AND CASH EQUIVALENTS — END OF YEAR	1,473,175	737,847	1,106,308

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Advances for future capital increase through assumption of
debt	-	-	202,728
Reinvested dividends of subsidiaries	-	-	100,641
Acquisition of participations:
Assets acquired, including goodwill	76,675	-	605,998
Liabilities assumed	(48,004)	-	(191,897)
Purchase price	28,671	-	414,101
Cash acquired	(127)	-	(30,285)
Purchase price, net of cash acquired	28,544	-	383,816

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF ADDED VALUE
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais – R$)

	2009	2008	2007

REVENUES	16,780,382	15,362,406	15,346,867

Operating revenues	15,693,148	14,371,913	14,207,384
Revenues related to the construction of own assets	1,123,569	1,027,878	1,196,752
Allowance for doubtful accounts	(36,250)	(36,585)	(47,534)
Provision for losses on regulatory assets	(85)	(800)	(9,735)

INPUTS	(8,942,679)	(7,848,362)	(7,165,414)

Cost of electric energy	(7,206,400)	(6,227,878)	(5,203,980)
Material	(586,748)	(571,158)	(685,979)
Outsourced services	(809,862)	(728,586)	(762,485)
Other	(334,923)	(314,027)	(507,303)
Cost of services provided to third parties	(4,746)	(6,713)	(5,667)

GROSS ADDED VALUE	7,837,703	7,514,044	8,181,453

RETENTIONS	(598,492)	(587,502)	(563,937)

Depreciation and amortization	(411,593)	(395,473)	(387,631)
Amortization of intangible concession asset	(186,899)	(192,029)	(176,306)

NET ADDED VALUE	7,239,211	6,926,542	7,617,516

ADDED VALUE RECEIVED IN TRANSFER	389,446	481,958	404,384

Financial Income	404,058	491,727	409,578
Interest of noncontrolling shareholders	(14,612)	(9,769)	(5,194)

ADDED VALUE TO BE DISTRIBUTED	7,628,657	7,408,500	8,021,900

PERSONNEL	526,433	416,226	393,112

Direct Remuneration	353,480	338,696	324,552
Benefits	142,765	48,935	43,545
Government severance indemnity fund for employees -	30,188	28,595	25,015
F.G.T.S.

TAXES, FEES AND CONTRIBUTIONS	5,062,971	4,783,248	5,252,242

Federal	2,439,739	2,333,508	2,768,266
State	2,615,150	2,442,550	2,467,794
Municipal	8,082	7,190	16,182

REMUNERATION ON THIRD PARTIES’ CAPITAL	752,783	933,334	735,819

Interest	743,070	923,898	728,557
Rental	9,713	9,436	7,262

REMUNERATION ON OWN CAPITAL	1,286,470	1,275,692	1,640,727

Dividends	1,222,147	1,207,681	1,561,264
Retained earnings	64,323	68,011	79,463

	7,628,657	7,408,500	8,021,900

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(In thousands of Brazilian reais – R$)

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

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 234 municipalities in the interior of State of São Paulo, serving approximately 3.6 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company directly holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 27 municipalities in the interior and coastal areas of State of São Paulo, serving approximately 1.4 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Company directly holds 100% of the total capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz

Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 177 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015. The Company directly holds 99.99% of the total capital of CPFL Santa Cruz.

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

Companhia Leste Paulista de Energia

Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 50 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Leste Paulista, the Company holds direct control of 95.92% of CPFL Leste Paulista’s capital.

Companhia Jaguari de Energia

Companhia Jaguari de Energia (“CPFL Jaguari”) is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 32 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Jaguari, the Company holds direct control of 87.27% of CPFL Jaguari’s capital.

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 70 thousand consumers. Its concession term ends in 2015. Since the corporate structuring of CPFL Sul Paulista, the Company holds direct control of 86.73% of CPFL Sul Paulista’s capital.

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa (“CPFL Mococa”) is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 40 thousand consumers. Its concession term ends in 2015. Since the corporate restructuring of CPFL Mococa, the Company holds direct control of 86.73% of CPFL Mococa’s capital.

1.2 – Generation activities (Information about power – MWh – has not been examined by the independent auditors)

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, operating in the energy generation business as a public utilities concessionaire and participating in the capital of other companies. It owns 19 small hydropower plants (“PCHs”) and 1 thermal power plant, with total installed capacity of 118.7 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins River in the State of Goiás. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years (note 12), starting in 1998, which assured to the subsidiary CPFL Geração a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). The subsidiary CPFL Geração also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

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

BAESA - Energética Barra Grande S.A. (jointly-controlled)

BAESA – Energética Barra Grande S.A. (“BAESA”) is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant, located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul, with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions to be established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A. (jointly-controlled)

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, located on the Canoas River in the State of Santa Catarina, with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions to be established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN’s total capital.

CERAN - Companhia Energética Rio das Antas S.A. (jointly-controlled)

The objective of CERAN - Companhia Energética Rio das Antas (“CERAN”), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants, located on the State of Rio Grande do Sul, with planned installed capacity, established in the concession contract, of 360 MW. The Monte Claro Hydropower Plant started operating in December 2004, the Castro Alves plant in March 2008 and 14 de Julho plant in December 2008. The concession terminates in 2036, and may be extended depending on the conditions to be established by the Granting Authority. The subsidiary CPFL Geração holds 65.00% of CERAN’s capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. (“Paulista Lajeado”), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.93% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement in proportion with their participations in the consortium, entitling them to the respective portions of the plant’s assured energy. The portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado’s concession term ends in 2032, and may be extended in accordance with the conditions to be established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração participates in the capital of companies that generate electric energy using hydro, biomass and wind power, whose total assured energy will be available by 2012, increasing its installed capacity, proportionally to its participation, to 2,471 MW. This capacity, together with the installed capacity of the indirect subsidiary Paulista Lajeado and that of the operation in development of CPFL Bio Formosa S.A. will provide a total consolidated installed capacity of 2,597 MW. These projects are:

Foz do Chapecó Energia S.A. (jointly-controlled)

Foz do Chapecó Energia S.A.(“Foz do Chapecó”) is a private corporation, whose objective is to construct, operate and exploit the Foz do Chapecó Hydropower Plant, located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul, with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in the third quarter of 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions to be established by the Granting Authority. The subsidiary CPFL Geração indirectly holds 51% of the capital of Foz do Chapecó.

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A. (“CPFL Bioenergia”), a private corporation, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw. On August 18, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. The plant is scheduled to go into operation in the second quarter of 2010. CPFL Geração holds 100% of CPFL Bionergia’s capital.

Santa Clara I – Energias Renováveis Ltda. (“Santa Clara I”), Santa Clara II Energias Renováveis Ltda. (“Santa Clara II”), Santa Clara III Energias Renováveis Ltda. (“Santa Clara III”), Santa Clara IV Energias Renováveis Ltda. (“Santa Clara IV”), Santa Clara V Energias Renováveis Ltda. (“Santa Clara V”), Santa Clara VI Energias Renováveis Ltda. (“Santa Clara VI”), and Eurus VI Energias Renováveis Ltda. (“Eurus VI”) (collectively called “Wind Power Companies”)

These are limited liability companies, acquired by the subsidiary CPFL Geração on September 09, 2009, to invest and operate as independent producers of electric energy from alternative sources, primarily wind power, with a planned potential of 188 MW, to be installed in the State of Rio Grande do Norte. These wind farms are scheduled to start operations in July 2012.

On December 14, 2009, the above mentioned subsidiaries sold an average of 76 MW at Reserve Energy Auction n° 03/2009, organized by the National Energy Agency (ANEEL) exclusively to trade energy generated by wind power. The contracts will be signed with the CCEE for a 20 year period starting from July 2012. The subsidiary CPFL Geração holds 100% of the share capital of these subsidiaries.

Centrais Elétricas da Paraíba S.A. (jointly-controlled)

Centrais Elétricas da Paraíba S.A. (“EPASA”) is a private corporation, acquired by subsidiary CPFL Geração on September 15, 2009, whose objective is to develop, implement, operate and exploit two thermoelectric plants, “UTE Termoparaíba” and “UTE Termonordeste”, both powered by fuel oil and with a planned installed power of 170.8 MW each. Construction work started in 2009 and these plants are scheduled to start operations in the third quarter of 2010. These plants received authorization to be operated for 35 years under an independent electric energy production regime. In October 2009, EPASA filed a request with ANEEL to transfer the rights and obligations relating to UTE Termoparaiba and UTE Termonordeste, currently registered with ANEEL under the name of Centrais Elétricas de Pernambuco S.A. – EPESA.

The subsidiary CPFL Geração holds 51% of EPASA’s capital.

CPFL Bio Formosa S.A.

CPFL Bio Formosa S.A. (“CPFL Bio Formosa”) is a private corporation set up on October 20, 2009 and its main objective is thermoelectric power and steam generation using co-generation plants powered by sugarcane waste and straw. On November 06, 2009, CPFL Bio Formosa entered into a partnership agreement with Usina Baía Formosa, of the Farias Group, that foresees the construction of a 40 MW Thermoelectric Plant powered by sugarcane waste in Baía Formosa, in the State of Rio de Grande do Norte. It is scheduled to start operations in July 2011.

CPFL Brasil holds 100% of CPFL Bio Formosa’s capital.

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

CPFL Planalto Ltda.

The objective of CPFL Planalto Ltda (“CPFL Planalto”), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. Since the corporate restructuring of CPFL Planalto, the Company holds direct control of 100% of CPFL Planalto’s capital.

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The main objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A (“CPFL Serviços”), a private corporation, is the manufacture, commercialization, rental and maintenance of electrical and hydraulic equipment in general, and providing maintenance, electrical installation and other services. Since the corporate restructuring of CPFL Serviços, the Company holds direct control of 87.82% of CPFL Serviços’s capital.

CPFL Atende Centro de Contatos e Atendimento Ltda.

CPFL Atende Centro de Contatos e Atendimento Ltda (“CPFL Atende”), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - ARU. The initial objective is to provide services to group companies, and subsequently to other companies. The Company holds 100% of CPFL Atende’s capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“CPFL Meridional”) is a limited liability company, in order to sell and provide consultancy services in the electric energy field. It is authorized by ANEEL to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

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

1.4 –Other Participation Companies

Chumpitaz Participações S.A.

The objective of Chumpitaz Participações S.A. (“Chumpitaz”), a private corporation, is participation in other companies, besides it doesn’t have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), is a private corporation that acted as a holding company until March 2009. The Company holds 100% of the capital of CPFL Jaguariúna.

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia (“CPFL Jaguari Geração”) is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently acts as a holding company and holds 59.93% of the capital of Paulista Lajeado. Since the corporate restructuring of CPFL Jaguari Geração, the Company holds direct control of 87.34% of its capital.

Chapecoense Geração S.A. (jointly-controlled)

Chapecoense Geração S.A. (“Chapecoense”) is a private corporation that holds 100% of the capital of Foz do Chapecó Energia S.A. (“Foz do Chapecó”). The subsidiary CPFL Geração holds 51% of Chapecoense’s capital.

2009’s Restructuring transactions

Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the first quarter of 2009, and basically consisted in (i) a merger of Perácio by CPFL Jaguariúna, (ii) a partial spin-off of CPFL Jaguariúna which transferred its entire investments in CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, directly to the Company, and (iii) a capital reduction by the operating subsidiaries through a financial reimbursement to the parent Company of R$ 58,236, which did not result in cancellation of shares.

Those mergers were registered following CVM Instructions No. 319/1999 and No. 349/2001, resulting in the reclassification of the tax benefit arising from goodwill to Deferred Taxes Credits (note 10). Those mergers also impact the investment recorded by the Parent Company that must recompose its equity investment through goodwill (intangible asset reassessment). Those transactions avoid the negative impact on dividends paid arising from intangible assets amortization to the Parent Company.

Share Transfer - shares held in custody

The Meeting of the Board of Directors held on October 28, 2009, approved the transfer of all shares held in custody by the Company, issued by the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Jaguari and Jaguari Geração, that had been reported as Investment since the dissolution of cross shareholdings of the companies of CMS Energy Brasil group, in 2004. These shares belong to shareholders who have been identified, but have not been located. The total amount of this share transfer was R$ 2,602.

Restructuring of Foz do Chapecó

On August 20, 2009, the indirect subsidiaries Foz do Chapecó and Chapecoense held Extraordinary General Meetings to ratify the corporate restructuring involving the companies. This restructuring consisted of the transfer of all the shares in Foz do Chapecó currently held by the subsidiary CPFL Geração and by Companhia Estadual de Energia Elétrica (“CEEE-GT”) to Chapecoense Geração S.A. (“Chapecoense”). The partners of Chapecoense are now CPFL Geração, holding 51%, CEEE-GT with 9% and Furnas with 40%. Accordingly, Chapecoense will now hold 100% of the capital of Foz do Chapecó. This restructuring did not change the participations previously held by the partners in the venture.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law 11,941/09 (converted from Provisional Measure nº 449/08), (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC), approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and in effect on December 31, 2009.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, prepared in accordance with Brazilian Accounting Principles. The Company made certain reclassifications, modifications and changes in terminology in order to conform more closely to reporting practices prevailing in the United States of America.

The conclusion of the financial statements was approved by the management on February 8, 2010.

2.1 Summary of the Principal Accounting Practices

a) Cash and cash equivalents: includes cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at fair value.

b) Financial investments: are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or fair value. Short-term financial investments represent debt security held to maturity recognized at amortized cost and trading investments stated at fair value.

c) Accounts receivable: includes billed and unbilled electric energy supplied to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts provided by the CCEE and balances related to regulatory assets of different kinds, recorded on the accrual basis.

d) Allowance for Doubtful Accounts: is calculated based on an analysis of the Company’s receivable from residential consumers that are over 90 days past due, from commercial consumers that are over 180 days past due, and from other consumers (including public sector entities) that are over 360 days past due. An allowance is also recorded based on an analysis of the balances of the larger consumers for which collection is considered doubtful and the Company’s collection experience, including amounts due from public sector entities and those with installment terms.

e) Lease: includes leasing operations in which the Company assigns to the lessee the right to use assets, including the substantial transfer of risks and benefits. Assets relating to the accounts receivable of the financial leasing operations are recorded at investment value and the related earnings are stated in financial income throughout the duration of the contract.

f) Property, plant and equipment: encompasses assets maintained or used in the operation of the Company’s business, or exercised for this purpose, including those rights received as a result of transactions that transfer to the Company the benefits, risks and control of such assets (financial leasing transactions).

Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs. The assets were restated to reflect price-level changes related to inflation until December 31, 1995 and are net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%, considering the estimated useful life of assets defined by ANEEL.

As established by specific legislation for Electric Energy Public Service, until December 2001, the administrative expenses under property, plant and equipment in progress could be capitalized by apportioning 10% of the expenses on personnel and outsourced services involved in the fixed assets. This criterion was changed from January 2002 to December 2007, when the administrative expenses could be capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. From January 2008, as a consequence of a change in such legislation, the criteria previously established until 2001 was reinvigorated.

Significant improvements to property, plant and equipment are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred. The net results of disposals of fixed assets are recorded as part of other operating expenses.

Also encompasses Special Obligations, which are contributions received from customers, the Brazilian Federal and State Governments and municipalities as a donation or funds to be invested in the electricity distribution network.

g) Intangible assets: encompasses rights maintained or used in the operation of the Company’s business, including premiums, goodwill, the right to operate the concessions, software and rights of way.

The intangible asset related to the granting of the concession, which has a predetermined useful life, is amortized in proportion to the net income curves projected for the remaining term of the concession contract of each subsidiary, as determined by ANEEL.

Other intangible assets are only amortized if their useful lives can be reasonably estimated.

h) Impairment of assets: the recoverability of property, plant and equipment and intangible assets is tested at least annually, and more frequently if there are indications that the asset may be impaired. The goodwill and the other intangible assets with indefinite useful lives are tested for impairment annually, independently of expectations of losses. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs related to the sale.

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

In compliance with the provisions of Law n° 11,941/09, which introduced the Transition Tax Regime – RTT for determination of taxable income, the Company and its subsidiaries decided to adopt the Transition Regime for the year ended December 31, 2008. This option applied irreversibly to the two-year period 2008 – 2009, through filing of the Corporate Income Tax Return 2009.

k) Employee Pension Plans: the Company’s subsidiaries, together with other energy companies in Brazil, sponsor certain private pension plan foundations to manage its pension funds (defined benefit and defined contribution) and other pension benefits of their employees. According to CVM Resolution No. 371/00, the pension and post-retirement benefits are recorded on an accrual basis and are based on calculations that incorporate various actuarial and other assumptions, which are reviewed on an annual basis. Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets (“corridor method”) as at the end of the prior year are amortized over the expected average remaining working lives of the participating employees.

l) Reserves for contingencies: the reserves for contingencies known at the balance sheet dates are recorded by assessing and quantifying the risks relating to tax, labor or civil matters, where management and the legal advisors consider loss is probable in disputes involving litigation. The provisions shown in this item are net of the related escrow deposits or blocks.

m) Loans and financing and Debentures: restated in accordance with the monetary and exchange variations, including charges when classified as financial liabilities at amortized cost, and recorded at their fair value, when classified as financial liabilities at fair value through profit or loss.

n) Derivatives: classified as financial assets or liabilities at fair value through profit or loss. The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts are measured at fair value and the gains and losses are stated in financial income (expense) and, for all periods presented, the Company has not applied hedge accounting. The Company does not enter into derivative for speculative purposes.

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

No single customer accounted for 10% or more of the Company’s revenues for any of the three years ended December 31, 2009. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

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

q) Share and per share information: as required by Brazilian accounting principles, share and per share information refers to the number of shares effectively outstanding at the balance sheet date. Earnings per share are determined by dividing the Company’s net income for the year by the number of shares outstanding at year-end.

2.2 Consolidation Principles

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

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the noncontrolling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated. Additionally, the accounting principles of the subsidiaries are consistent with those used by the Company, in accordance with initial compliance with Law nº 11,638/07 and Law nº 11,941/09.

The Company's subsidiaries, by segment, are as follows:

		2009		2008

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz.	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	99.99	-
Rio Grande Energia S.A.	Full	100.00	-	100.00	-
Companhia Leste Paulista de Energia	Full	95.92	-	-	96.56
Companhia Jaguari de Energia	Full	87.27	-	-	90.15
Companhia Sul Paulista de Energia	Full	86.73	-	-	87.80
Companhia Luz e Força Mococa	Full	86.73	-	-	89.75
Energy Generation
CPFL Geração de Energia S.A	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
CPFL Bioenergia S.A	Full	-	100.00	-	100.00
CPFL Bio Formosa S.A	Full	-	100.00	-	-
Paulista Lajeado Energia S.A.	Full	-	52.34	-	54.03
Santa Clara I Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara II Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara III Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara IV Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara V Energias Renováveis Ltda.	Full	-	100.00	-	-
Santa Clara VI Energias Renováveis Ltda.	Full	-	100.00	-	-

Eurus VI Energias Renováveis Ltda.	Full	-	100.00	-	-
BAESA - Energética Barra Grande S.A	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A	Proportionate	-	51.00	-	51.00
Centrais Elétricas da Paraíba S.A.- EPASA	Proportionate	-	51.00	-	-

Energy Commercialization and Services
CPFL Comercialização Brasil S.A	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia
Elétrica Ltda.	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A	Full	-	100.00	-	100.00
Sul Geradora Participações S.A	Full	-	99.95	-	99.95
CPFL Planalto Ltda	Full	100.00	-	-	100.00
CPFL Atende Centro de Contatos e Atendimento
Ltda	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Indústria e
Comércio S.A	Full	87.82	-	-	89.81

Holding Company
Perácio Participações S.A	Full	-	-	100.00	-
Chumpitaz Participações S.A.	Full	100.00	-	100.00	-
CPFL Jaguariúna S.A	Full	100.00	-	-	100.00
Companhia Jaguari de Geração de Energia	Full	87.34	-	-	90.15
Chapecoense Geração S.A.	Proportionate	-	51.00	-	-

2.3 Brazilian Committee on Accounting Pronouncements (“CPC”)

In compliance with Laws 11,638/07 and 11,941/09 and CVM Decision 457/07, during 2009, the CPC issued and the CVM approved a series of accounting Pronouncements and Instructions, the purpose of which is to bring Brazilian accounting practices into alignment with International Financial Reporting Standards (“IFRS”). These new Pronouncements are applicable for fiscal years ending in December 2010 and to the financial statements of 2009 that are released together with the financial statements of 2010 for comparison purposes.

Up to December 31, 2008, the CVM had approved CPC Pronouncements 01 to 14 and OCPC Guidelines 01 and 02, all of which were analyzed and considered by the Company and its subsidiaries.

All other Pronouncements, Interpretations and Guidelines approved by the CVM in 2009 are currently in the process of being analyzed by the Company and its subsidiaries. The preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

i. ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company’s preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the derecognition of a Fixed Asset and Special Obligations set against (a) recording an Intangible Asset, referring to the right to charge consumers a tariff (right to exploit the concession), and/or (b) a possible recording of a Financial Asset, representing the Company’s unconditional right to receive payment.

Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

As such, the Company and its subsidiaries evaluate that it is not possible, in the current scenario, to accurately quantify the impact of adopting ICPC Interpretation 01.

ii. CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this Pronouncement, particularly as regards changes in Financial Statements, such as, for example, the inclusion of “Other Comprehensive Income” in the Income Statement and the Statement of Changes in Shareholders’ Equity and separating the participation of controlling shareholders from noncontrolling shareholders in these statements.

iii. CPC 27 – Property, Plant and Equipment: This Pronouncement establishes the main points to be considered in accounting for a Property, Plant and Equipment, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing Interpretation ICPC 10 “Understanding regarding Technical Pronouncements CPC 27 and CPC 28” and the possible impacts on the balance of Property, Plant and Equipment at the transition date.

iv. CPC 33 – Employee Benefits: This Pronouncement concerns accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

3. REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded is as follows:

	2009			2008

	Current	Noncurrent	Total	Current	Noncurrent	Total

Assets
Accounts receivable - Consumers, Concessionaires and Licensees (note 6)
Extraordinary tariff adjustment	-	-	-	328	-	328
Free energy	3,506	38	3,544	457	145	602
Discounts TUSD (*) and Irrigation	11,343	1,410	12,753	34,510	7,451	41,961
Other financial components	182	17	199	6,694	364	7,058

	15,031	1,465	16,496	41,989	7,960	49,949
Deferred Costs Variations
Parcel "A"	1,290	-	1,290	234,659	1,648	236,307
CVA (**)	331,523	42,813	374,336	403,570	155,787	559,357

	332,813	42,813	375,626	638,229	157,435	795,664
Prepaid Expenses (note 9)
Increase in PIS and COFINS	259	-	259	258	-	258
Overcontracting	77,191	23,135	100,326	43,069	55,404	98,473
Low income consumers' subsidy - Losses	28,027	33,500	61,527	41,050	33,337	74,387
Other financial components	10,304	993	11,297	9,729	211	9,940

	115,781	57,628	173,409	94,106	88,952	183,058
Liabilities
Suppliers (note 14)
Free energy	(61,341)	-	(61,341)	(29,216)	-	(29,216)
Deferred Gains Variations
Parcel "A"	(44,419)	-	(44,419)	(15,360)	-	(15,360)
CVA	(269,044)	(108,691)	(377,735)	(150,511)	(40,779)	(191,290)

	(313,463)	(108,691)	(422,154)	(165,871)	(40,779)	(206,650)
Other Accounts Payable (note 21)
Tariff review	(89,261)	-	(89,261)	(34,034)	(659)	(34,693)
Discounts TUSD and Irrigation	(965)	(26)	(991)	(752)	(45)	(797)
Increase in PIS and COFINS	(122,792)	-	(122,792)	(124,888)	-	(124,888)
Overcontracting	(17,541)	-	(17,541)	(59,098)	-	(59,098)
Low income consumers' subsidy - Gains	(6,011)	-	(6,011)	(13,092)	(61)	(13,153)
Other financial components	(10,236)	(1,902)	(12,138)	(16,573)	(606)	(17,179)

	(246,806)	(1,928)	(248,734)	(248,437)	(1,371)	(249,808)

Total net	(157,985)	(8,713)	(166,698)	330,800	212,197	542,997

(*) Network Usage Charge - TUSD
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

This adjustment was used to recover the following regulatory assets recorded by the subsidiaries:

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

The deadline for recovery of extraordinary tariff by subsidiary CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact on income in 2009, as a provision had already been recorded previously.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Santa Cruz and CPFL Mococa realized the full amount of RTE in June 2005, December 2004, June 2006 and December 2006, respectively.

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

As a result of termination of the RTE charge in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 135,545 and R$ 53,210, respectively. In 2009, the charging of RTE ended for the subsidiary CPFL Sul Paulista, which recorded a loss of R$ 2,180 (R$ 2,148 in previous fiscal years).

As at December 31, 2009, the subsidiaries RGE and CPFL Geração had provisions for loss on realization of Free Energy amounting to a total of R$ 7,731. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already expired. The amounts recorded are net of these provisions.

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the aim to fairly distribute the amounts of RTE charged from the final consumer, so as to spread the losses incurred evenly between generators and distributors of electric energy.

On the basis of this new calculation, the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Sul Paulista increased the liability relating to free energy by R$ 32,592, recording R$ 20,458 as Other Operating Expenses, for the principal, and R$ 12,134 as Financial Expenses for the restatement, set against Current Liabilities.

Using the same methodology, the subsidiaries CPFL Jaguari and CPFL Santa Cruz, recorded a gain of R$ 3,260 in the same account, Other Operating Expenses, for the principal and R$ 484 as Financial Income, set against a Current Asset.

After these adjustments, the net balance at December 31, 2009 stood at R$ 57,797 (R$ 28,614 in 2008).

The results of the new calculation will be sent to ANEEL, which will validate the figures and issue a dispatch with the final value, for later settlement with the generators.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

For the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and RGE, the balances of Parcel “A” were fully amortized in November 2009, May 2008, November 2007, September 2005, March 2007, August 2005 and July 2004, respectively.

For the subsidiaries CPFL Paulista, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, resulting, as at December 31, 2009, in a liability with consumers of R$ 42,573, R$ 393, R$ 103 and R$ 60, respectively, which will be reimbursed at the time of the next Annual Tariff Adjustment.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFLMococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	166	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	618
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	123	50	349	129	1,064	(3,867)	449

Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

Ratification Resolution - ANEEL	610/2008	611/2008	612/2008	607/2008	605/2008	627/2008	636/08	553/2007
Tariff Review date	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Apr 8, 2008	Apr 19, 2008	Oct 23, 2007

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”.

The "Reference Company" corresponds to a regulatory mechanism considered in the tariff review. This mechanism uses a model company, for which considers levels of operational costs in a productive and efficient scenario and the market characteristics for each concession area.

The “Xe factor” is a component of the “X factor”, which is based on expected gains of productivity from increase in scale, labor costs and investments and is also used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with Final Consumers.

The remuneration bases of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiaries CPFL Paulista and CPFL Piratininga is linked to overcontracting (see Note 3c.5).

Final approval was given in the subsequent tariff adjustments as shown below.

	CPFL Santa Cruz	CPFL Jaguari	CPFLMococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Total Repositioning	-17.05%	-3.79%	-10.41%	-3.22%	-4.73%	-14.07%	-8.11%	-13.50%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.15%
Ratification Resolution - ANEEL	764/2009	763/2009	766/2009	761/2009	762/2009	786/2009	801/2009	887/2009

On February 02, 2010, by means of Order nº 234, ANEEL partially accepted the appeal filed by subsidiary CPFL Sul Paulista that addresses the rates to be used for restatement of monetary variations in the calculation of the Reference Company and, in the annual adjustment for 2010, only included the alteration in the Economic Repositioning index relating to the second cycle of the tariff review in -4.59% (previously -4.73%) .

Due to the adjustment of the tariff review for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, the amounts of R$ 8,732 and R$ 557, were recorded in 2008 and 2009, respectively, in relation to the reimbursement to be made to consumers. RGE had recorded a preliminary provision in 2008 of R$ 25,961, which was increased in 2009 by R$ 24,938. Also in 2009, CPFL Paulista and CPFL Piratininga recorded liabilities of R$ 11,979 and R$ 93,540, respectively, related to the reimbursement to suppliers.

b.2) 2009 Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 for subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,267,755

Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	341,928
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,098,860
Energy Transmission	19,238	9,647	5,594	8,727	11,092	425,052	201,789	266,754

Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,707,542
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	623,920

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,331,462

Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	73,878

CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	110,116
Overcontracting	9	-	-	-	-	28,125	(1,949)	7,865
Advances	25,375	126	422	1,527	399	117,093	138,013	41,809
Low Income Subsidy	-	-	-	-	-	33,047	1,519	1,090
Discounts on TUSD and Irrigation Subsidy	(771)	-	22	852	43	6,122	1,625	3,010
Connection and Frontier Charges	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	357
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	(93,540)
Provision Subsidy for Cooperatives	-	-	-	-	-	-	(16,178)	4,417
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	(577)
Other components	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	(669)

Financial Repositioning	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	2.81%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%	7.64%	8.50%	3.17%
Total Repositioning	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	5.98%

Xe Factor	1.05%	2.81%	1.14%	1.44%	1.43%	1.19%	0.18%	-1.36%

Effect perceived by consumers (*)	11.85%	9.40%	5.59%	10.61%	10.23%	21.56%	3.43%	-2.12%

Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	896/2009
Tariff Adjustment date	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Apr 8, 2009	Apr 19, 2009	Oct 23, 2009

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista, RGE and CPFL Piratininga in 2009, the following main adjustments were recorded:

i) CPFL Paulista: (a) the record of a CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), (b) the reversal of R$ 14,263 in relation to an energy overcontracting asset, and (c) the record of other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

ii) RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

iii) CPFL Piratininga: (a) the reversal of the Overcontracting Asset of R$ 52,302 (see item c.5) and (b) increase of R$ 7,963 in the cooperative subsidy asset.

c) Financial components

c.1) Tariff review

As mentioned in note 3b.1, the 2nd cycle of tariff reviews for distributors was finally ratified by ANEEL during 2009. As such, liabilities have been recorded relating to the reimbursements that are being made to consumers by the subsidiaries, and these will be amortized in the accounts until the next Tariff Adjustment.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and tariff applied on irrigation and hydroculture activities.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the provision and what was effectively granted and offset in the following tariff adjustment.

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

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	2009				2008

	Ratified		Not Ratified	Total	Ratified		Not Ratified	Total

	2009	2008	2009		2008	2007	2008

Itaipu pass-through	(38,409)	8,858	(90,376)	(119,927)	(67,922)	23,102	(77,745)	(122,565)
Electric Energy Costs	87,205	(11,780)	(159,132)	(83,707)	68,080	(33,937)	174,732	208,875
Proinfa	23,734	289	(4,583)	19,440	7,966	(3,614)	(9,463)	(5,111)
CCC	24,827	1,193	49,782	75,802	10,181	26,619	68,742	105,542
Transmission from Itaipu	1,900	84	2,577	4,561	(40)	262	3,546	3,768
Basic Network	15,607	772	61,797	78,176	4,594	(2,771)	25,886	27,709
ESS	65,078	2,384	(67,198)	264	21,183	1,224	126,981	149,388
CDE	11,297	(39)	10,732	21,990	2,253	(3,354)	1,562	461
Financial Offsetting	-	-	2	2	7	(7)	-	-

	191,239	1,761	(196,399)	(3,399)	46,302	7,524	314,241	368,067

c.4) Increase in PIS and COFINS

Refers to the difference between the PIS and COFINS costs calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 21).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In the 2008 Tariff Review process, ANEEL revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy acquired in 2007. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures on overcontracting, including the contracts with the subsidiary CPFL Brasil, in respect of modulation, and made the appropriate provisional adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in “Revenue - Electric Energy Supplied” and “Costs - Cost of Electric Energy” totaling R$ 22,694 and R$ 137,169, respectively.

The subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 61,438, set against the reversal of the energy supply income and financial expense of R$ 52,990 and R$ 8,448, respectively.

As a result of Order nº 1,366, of April 7, 2009, in which ANEEL denied approval of the Request for Reconsideration filed by the subsidiary CPFL Paulista in relation to overcontracting of electric energy in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga regarded the adjustments as final.

In relation to the 2009 Tariff Adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL interpreted the transactions relating to the acquisition of electric energy in the CCEE in 2008 as voluntary exposure, and therefore provisionally approved the overcontracting amounts of R$ 32,006 and R$ 7,865, respectively for CPFL Paulista and CPFL Piratininga, but did not recognize the amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries. Despite not agreeing with the Agency's position, the subsidiaries conservatively decided to reverse these amounts, crediting "Prepaid Expenses", set against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009) and "Financial income" (R$ 920 in the 1st quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL in order to postpone the final decision on the matter until the future discussion at Public Hearing nº 008/2009, on March 11, 2009.

c.6) Low Income Consumers’ Subsidy

Law nº 10,438, of April 26, 2002 and Decree nº 4,336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers are to be offset with accounts receivable generated on the next tariff adjustment period, it was decided that, as from the 2008 tariff review, part of this subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10,438) through the receipt of CDE funds. These procedures were consolidated with the publication of REN No. 325/08. However, in view of the impossibility of reimbursement with CDE funds, due to the lack of resources for this purpose, the receivables recorded will be offset through the tariff, in the next annual tariff adjustment, as a financial component. With regard to the difference in income that was to be offset through the tariff, this was covered by a tariff advance in order to avoid compromising the Concessionaire’s cash flow. The difference between the amount of this advance taken into consideration in the tariff review or adjustment and the amount actually realized is recorded monthly to be offset in the next tariff adjustment.

c.7) Other Financial Components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

The changes in the regulatory assets and liabilities in 2007, 2008 and 2009 are as follows:

		Addition due to	Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense				Financial income / (expense)

	Balances as of 2006	acquisition of subsidiaries	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision	Cash	Deferral	Remuner.	Balances as of 2007

Extraordinary tariff adjustment	210,517	5,249	-	(223,660)	-	-	-	-	-	-	(8,744)	-	-	20,542	3,904
Free energy	(28,291)	(837)	-	(76,364)	-	-	-	2,230	-	-	(991)	67,515	-	3,310	(33,428)
Parcel "A"	550,846	1,723	-	-	-	(90,315)	-	(26,923)	-	(720)	-	-	-	61,780	496,391
Tariff review	75,429	2,099	14,611	(78,158)	-	-	-	-	-	-	-	-	-	609	14,590
Discounts TUSD and Irrigation	39,048	2,511	77,489	(38,690)	-	-	-	-	-	-	-	-	-	3,514	83,872
CVA	62,766	(8,185)	-	-	174,074	(181,511)	(88,481)	(5,741)	-	-	-	-	(15,917)	6,520	(56,475)
Increase in PIS and COFINS	19,818	(55)	-	-	-	-	569	(102,384)	-	-	-	-	-	(6,815)	(88,867)
Energy surpluses and shortages	35,569	557	-	-	99,270	(25,229)	-	-	-	-	-	-	-	-	110,167
Low Income Consumers’ Subsidy	42,697	428	10,834	3,100	-	-	-	-	-	-	-	(9,198)	-	(518)	47,343
Refund to Consumers - Recalculation IRT	-	-	-	-	(98,635)	72,422	-	-	-	-	-	-	-	-	(26,213)
Other financial components	48,848	1,323	19,216	(38,894)	3,288	(677)	1,289	-	591	55	-	(16,029)	-	2,553	21,563

Total net	1,057,247	4,813	122,150	(452,666)	177,997	(225,310)	(86,623)	(132,818)	591	(665)	(9,735)	42,288	(15,917)	91,495	572,847

	December 31, 2007	Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		December 31, 2008

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Remuner.

Extraordinary tariff adjustment	3,904	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Overcontracting	110,167	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Low Income Consumers’ Subsidy	47,343	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Refund to Consumers - Recalculation IRT	(26,213)	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	146	(14,511)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(181)

Total net	572,847	69,355	(118,808)	291,088	(364,067)	98,899	(33,087)	(981)	(1,995)	(800)	(49,437)	44,129	35,854	542,997

	December 31, 2008	Operating reveue (note 23)		Cost of electric energy services (note 24)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		December 31, 2009

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort	Deferral	Remuner.

Extraordinary tariff adjustment	328	-	(328)	-	-	-	-	-	-	-	-	-	-	-
Free energy	(28,614)	-	(89)	-	-	-	-	(17,198)	-	(75)	(62)	(7,897)	(3,862)	(57,797)
Parcel "A"	220,947	(250)	(2,148)	-	(221,458)	-	(53,945)	-	496	-	-	-	13,229	(43,129)
Tariff review	(34,693)	(131,014)	76,446	-	-	-	-	-	-	-	-	-	-	(89,261)
Discounts TUSD and Irrigation	41,164	11,006	(38,777)	-	-	-	-	-	-	-	-	-	(1,631)	11,762
CVA	368,067	-	-	(126,064)	(216,382)	62,701	(77,365)	-	-	-	-	(45,513)	31,157	(3,399)
Increase in PIS and COFINS	(124,630)	-	-	-	-	-	-	-	-	-	-	-	2,097	(122,533)
Overcontracting	39,375	-	-	45,749	(6,278)	-	-	-	-	-	-	-	3,939	82,785
Low Income Consumers’ Subsidy	61,234	51,235	(25,571)	-	-	-	-	-	-	-	(31,499)	-	117	55,516
Other financial components	(181)	115,319	(110,745)	(2,690)	5,822	8,245	(7,319)	(2,124)	(152)	(1,096)	(264)	(146)	(5,311)	(642)

Total net	542,997	46,296	(101,212)	(83,005)	(438,296)	70,946	(138,629)	(19,322)	344	(1,171)	(31,825)	(53,556)	39,735	(166,698)

4. CASH AND CASH EQUIVALENTS

	2009	2008

Bank deposits	311,527	122,928
Cash equivalents	1,161,648	614,919

Total	1,473,175	737,847

The cash equivalents comprise short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

5. FINANCIAL INVESTMENTS

The Company carries financial investments classified as “Held to maturity” and investment securities for trading, as follows:

- Held to maturity: On April 28, 2005, through a Private Granting of Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP — Companhia Energética de São Paulo (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds arising from the acquisition of energy produced by that company and acquired by CPFL Brasil.

The Credit acquired by the Company earns interest of 17.5% p.a., plus the annual variation of the IGP-M. The balance as of December 31, 2009 is R$ 101,432 (R$ 125,366 in 2008), of which R$ 39,253 (R$ 38,249 in 2008) is classified as current assets.

- Investments for trading: The remaining balance in the amount of R$ 17,657 (R$ 9,669 in 2008) refers to debt security trading investments stated at fair value.

6. ACCOUNTS RECEIVABLE

A breakdown of the balance as of December 31, 2009 and 2008, mainly derived from energy sales is presented, below:

		Past due		Total

	Balances	Up to 90	More than 90
	Coming due	days	days	2009	2008

Current
Consumer Classes
Residential	284,711	182,071	18,759	485,541	407,544
Industrial	159,765	66,970	38,063	264,798	249,592
Commercial	119,856	49,915	19,309	189,080	154,570
Rural	25,081	6,279	1,311	32,671	32,077
Public Administration	53,737	6,161	1,045	60,943	29,396
Public Lighting	41,187	3,311	16,059	60,557	81,159
Public Service	28,488	5,929	963	35,380	31,325

Billed	712,825	320,636	95,509	1,128,970	985,663
Unbilled	388,162	-	-	388,162	355,626
Financing of Consumers' Debts	62,730	8,037	20,670	91,437	57,665
Regulatory assets (note 3)	15,031	-	-	15,031	41,989
CCEE Transactions	14,174	-	-	14,174	45,097
Concessionaires and Licensees	182,973	-	-	182,973	170,452
Other	18,768	437	155	19,360	64,536

Total	1,394,663	329,110	116,334	1,840,107	1,721,028

Noncurrent
Financing of Consumers' Debts	140,893	-	-	140,893	151,572
Regulatory assets (note 3)	1,465	-	-	1,465	7,960
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	42,655	-	-	42,655	85,311

Total	226,314	-	-	226,314	286,144

Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (note 7).

Electric Energy Trading Chamber (“CCEE”) transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2009. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

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

In 2008, amounts receivable of R$ 127,965 from AES Tietê S/A were also recorded by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recording of the same amount as accounts payable) for CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission System.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts are being paid both by the generator and by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. As at December 31, 2009 the balance of the operation was R$ 85,311, of which R$ 42,656 is classified in the current assets.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts during 2009, 2008 and 2007 are as follows:

Balance as of December 31, 2006	(99,609)
Assets included due to acquisition of equity interests	(7,943)
Additional allowance recorded	(80,483)
Recovery of assets	32,949
Write-off of accounts receivable	59,447

Balance as of December 31, 2007	(95,639)
Additional allowance recorded	(75,679)
Recovery of assets	39,094
Write-off of accounts receivable	49,762

Balance as of December 31, 2008	(82,462)
Additional allowance recorded	(88,298)
Recovery of assets	52,048
Write-off of accounts receivable	36,738

Balance as of December 31, 2009	(81,974)

8. RECOVERABLE TAXES

The balances as of December 31, 2009 and 2008 are as follows:

	2009	2008

Current
Social Contribution Prepayments - CSLL	7,857	12,254
Income Tax Prepayments - IRPJ	19,222	4,896
Social Contribution and Income Tax	25,451	26,335
Withholding Income Tax - IRRF	64,165	69,010
ICMS (State VAT)	49,288	40,432
PIS (Tax on Revenue)	3,785	3,323
COFINS (Tax on Revenue)	12,980	11,095
INSS (Social Security)	1,142	1,689
Other	7,093	5,260

Total	190,983	174,294

Noncurrent
Social Contribution Tax - CSLL	29,999	27,316
Income Tax - IRPJ	1,001	3,399
PIS (Tax on Revenue)	2,787	2,787
ICMS (State VAT)	70,992	66,942
Other	5,235	1,504

Total	110,014	101,948

Social Contribution - In the noncurrent balance, this refers to the successful final outcome of a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the development of the legal proceedings with the Federal Income Office to offset the credit.

ICMS – Mainly refers to the credit on fixed assets acquisition.

9. PREPAID EXPENSES

	Current		Non current

	2009	2008	2009	2008

Regulatory assets - (note 3)	115,781	94,106	57,628	88,952
Other	8,305	7,776	6,573	10,258

Total	124,086	101,882	64,201	99,210

10. DEFERRED TAXES

10.1 - Composition of income tax and social contribution credits:

	2009	2008

Social Contribution Credit on:
Tax Loss Carryforwards	52,174	38,828
Tax Benefit on Merged Goodwill	191,183	199,103
Temporarily Nondeductible Differences	69,231	84,568

Subtotal	312,588	322,499

Income Tax Credit on:
Tax Loss Carryforwards	132,471	94,056
Tax Benefit of Merged Goodwill	641,758	672,154
Temporarily Nondeductible Differences	192,196	250,205

Subtotal	966,425	1,016,415

Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	1,502	13,966

Total	1,280,515	1,352,880

Current	162,779	220,144
Noncurrent	1,117,736	1,132,736

Total	1,280,515	1,352,880

Expected Recovery

The estimates for recovery of the noncurrent deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income approved by the Boards of Directors and examined by the Fiscal Council.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

10.3 – Accumulated balances on temporary nondeductible differences:

	2009			2008

	Social			Social
	Contribution Tax	Income Tax	PIS and	Contribution Tax	Income Tax	PIS and
	(CSLL)	(IRPJ)	COFINS	(CSLL)	(IRPJ)	COFINS

Reserve for Contingencies	11,434	31,833	-	11,506	47,154	-
Pension Plan Expenses	4,097	12,377	-	4,770	14,247	-
Allowance for Doubtful Accounts	6,943	19,291	-	6,779	18,831	-
Free energy adjustment (note 3a.2)	2,928	8,129	-	-	-	-
Research and Development and Energy Efficiency	16,297	45,263	-	16,243	45,114	-
Profit Sharing	1,986	6,267	-	1,845	5,875	-
Differences in Depreciation Rates - RGE	9,898	27,494	-	11,036	30,651	-
Regulatory liability - Increase in PIS and COFINS	10,821	30,058	-	11,010	30,582	-
Provision for overcontracting (Note 3 c.5)	933	2,593	876	13,456	37,379	13,886
Tariff Review - Remuneration basis	-	-	-	2,819	7,830	-
Effects of Law nº 11,638/07	792	2,197	474	1,153	3,200	80
Other	3,102	6,694	152	3,951	9,342	-

Total	69,231	192,196	1,502	84,568	250,205	13,966

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2009, 2008 and 2007:

	2009		2008		2007

	Social		Social		Social
	contribution	Income	contribution	Income tax	contribution	Income tax
	tax (CSLL)	tax (IRPJ)	tax (CSLL)	(IRPJ)	tax (CSLL)	(IRPJ)

Income before taxes	1,885,388	1,885,388	1,921,699	1,921,699	2,472,550	2,472,550
Statutory tax rates	9%	25%	9%	25%	9%	25%

Tax expense at statutory tax rates	(169,685)	(471,347)	(172,953)	(480,425)	(222,530)	(618,138)
Nondeductible goodwill amortization	(10,919)	(37,586)	(9,743)	(38,477)	(7,817)	(35,912)
Nondeductible supplementary monetary restatement	(1,219)	-	(1,427)	-	(1,602)	-
Dividends received from noncontrolling investments	-	-	-	-	8	22
Effect of presumed profit system	2,990	9,730	3,823	12,742	2,880	10,330
Other additions/deductions, net	2,845	13,907	1,592	4,359	(3,529)	(4,153)

Subtotal tax expense	(175,988)	(485,296)	(178,708)	(501,801)	(232,590)	(647,851)
Tax credit allocated	20,529	56,449	9,751	34,520	486	53,326

Total Tax expense	(155,459)	(428,847)	(168,957)	(467,281)	(232,104)	(594,525)

Current tax expense	(135,985)	(358,694)	(177,629)	(488,671)	(202,083)	(560,363)
Deferred tax expense	(19,474)	(70,153)	8,672	21,390	(30,021)	(34,162)

Intangible asset (goodwill) amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

Realization of Complementary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law n° 8,200/90, which is not deductible for purposes of determination of social contribution.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in light of the additional amount calculated as a result of the review of the Company’s projections.

Elimination under Law n° 11,941/09 – The reductions in interest, fines and legal charges on the amount deemed payable, as a result of adhering to the REFIS IV, were eliminated for the purposes of calculating IRPJ and CSLL, in accordance with the sole paragraph of article 4 of Law n° 11,941/09.

11. OTHER CREDITS

The composition of the balance is as follows:

	Current		Non current

	2009	2008	2009	2008

Receivables from CESP	8,923	24,021	-	11,964
Receivables from BAESA's shareholders	15,503	14,147	15,503	28,296
Advances - Fundação CESP	6,299	5,700	-	-
Advance to suppliers	6,134	-	-	-
Pledges, Funds and Tied Deposits	1,696	436	36,883	92,977
Fund Tied to Foreign Currency Loans	-	-	19,148	30,023
Orders in Progress	4,420	4,919	-	2,379
Services Rendered to Third Parties	48,845	29,615	-	42
Reimbursement RGR	5,504	5,309	1,611	766
Advance Energy Purchase Agreements	13,989	2,548	57,537	40,598
Lease	2,949	1,133	21,243	5,256
Other	30,793	22,965	8,835	9,029

Total	145,055	110,793	160,760	221,330

Receivables from CESP: Refers to receivables from CESP by the subsidiary CPFL Paulista, arising from settlements made through the distribution concessionaires of São Paulo in 1993. The balance is monetarily restated according to the variation of the U.S. dollar, plus interest calculated on 50% of quarterly Libor and a spread of 0.40625% p.a., with final maturity in January 2010.

Receivables from BAESA’s shareholders: From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, BAESA’s shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate and offset over 36 months as from January, 2009.

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

Leasing – Refers to investments made in financial leasing projects relating to own power production energy equipment, in which the subsidiary CPFL Brasil is the lessor, and the main risks and benefits relating to the respective assets have been transferred to the lessees. They are recorded at present value of the minimum payments to be received, with these amounts received being used to amortize the investment and the financial income recorded in the income statement for the period throughout the duration of the respective contracts.

12. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2009 and 2008, the composition of Property, plant and equipment is as follows:

		2009			2008

		Historical Cost	Accumulated Depreciation	Net Value	Net Value

In Service
- Distribution		8,429,714	(4,302,729)	4,126,985	3,834,530

Land		52,543	-	52,543	52,034
Buildings, Constructions and Improvements	2 and 4	189,917	(113,328)	76,589	69,403
Machinery and Equipment	2 to 10	8,067,046	(4,104,021)	3,963,025	3,683,211
Vehicles	10 and 20	85,694	(64,274)	21,420	17,865
Furniture and Fixtures	10	34,514	(21,106)	13,408	12,017

- Generation		2,160,778	(249,508)	1,911,270	1,909,068

Land		32,526	-	32,526	29,777
Reservoirs, Dams and Pipeline	2 to 5	781,854	(76,321)	705,533	718,985
Buildings, Constructions and Improvements	2 and 4	571,063	(55,529)	515,534	504,985
Machinery and Equipment	2 to 10	772,188	(115,773)	656,415	653,988
Vehicles	10 and 20	1,248	(779)	469	447
Furniture and Fixtures	10	1,899	(1,106)	793	886

- Commercialization		166,618	(77,442)	89,176	113,722

Land		246	-	246	276
Buildings, Constructions and Improvements	2 and 4	15,013	(9,004)	6,009	3,819
Machinery and Equipment	2 to 10	133,551	(58,944)	74,607	102,727
Vehicles	10 and 20	8,312	(5,773)	2,539	2,775
Furniture and Fixtures	10	9,496	(3,721)	5,775	4,125

- Administration		143,158	(88,563)	54,595	55,588

Land		2,939	-	2,939	3,090
Buildings, Constructions and Improvements	2 and 4	48,023	(28,537)	19,486	23,682
Machinery and Equipment	2 to 10	43,268	(28,762)	14,506	13,412
Vehicles	10 and 20	8,639	(6,033)	2,606	2,025
Furniture and Fixtures	10	40,289	(25,231)	15,058	13,379

- Leased assets		943,351	(264,119)	679,232	699,237

Land		4,675	-	4,675	4,675
Reservoirs, Dams and Pipeline	2 to 5	107,724	(24,781)	82,943	83,203
Buildings, Constructions and Improvements	2 and 4	523,535	(133,266)	390,269	401,260
Machinery and Equipment	2 to 10	307,196	(106,015)	201,181	210,054
Vehicles	10 and 20	14	(14)	-	-
Other	10	207	(43)	164	45

Subtotal		11,843,619	(4,982,361)	6,861,258	6,612,145
In Progress
- Distribution		329,017	-	329,017	265,767
- Generation		1,307,776	-	1,307,776	692,458
- Commercialization		13,173	-	13,173	15,963
- Administration		29,975	-	29,975	32,055

		1,679,941	-	1,679,941	1,006,243

Subtotal		13,523,560	(4,982,361)	8,541,199	7,618,388
Special obligations linked to the concession				(1,053,983)	(1,004,041)
Total Property, Plant and Equipment				7,487,216	6,614,347

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

At the end of concession, the property, plant and equipment connected to the service will be reverted to the Concession Authority. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated.

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

Construction in progress: The consolidated balance mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó and EPASA generation project, with total property, plant and equipment of R$ 2,019,270 and R$ 349,666 (R$ 1,029,828 and R$ 178,330 proportional to the participation of the subsidiary CPFL Geração).

The interest on the loans taken by the projects to finance the construction are capitalized during the construction phase. During 2009, the total of R$ 58,649 proportionate to the interest of the subsidiary CPFL Geração (R$ 51,023 in 2008) was capitalized in the consolidated financial statements.

Special Obligations linked to the Concession - Represent amounts received from consumers, donations not linked to any return and subsidies for funding investments in order to provide the electric energy demanded in the distribution business. From the Second Tariff Review Cycle, the effects of the quotas for reintegration of the values of assets formed with funds from the Special Obligations, regardless of the date of formation, are eliminated in the accounts by amortization of these obligations.

Impairment test

As of December 31, 2009, the Company conducted impairment tests on property, plant and equipment, as described in Note 13.2.

13.INTANGIBLE ASSETS

	2009	2008

Intangible concession asset	2,182,961	2,386,482
Other intangible assets	371,439	313,654

Total	2,554,400	2,700,136

13.1 Breakdown of the Intangible Concession Asset

		2009		2008	Annual amortization rate

	Historical	Accumulated	Net Value	Net Value	2009	2008
	Cost	Amortization

INTANGIBLE CONCESSION ASSET
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(80,924)	223,937	245,322	6.38%	6.23%
CPFL Piratininga	39,065	(10,046)	29,019	31,619	6.65%	6.70%
CPFL Geração	54,555	(14,657)	39,898	43,150	5.99%	6.21%
RGE	3,150	(385)	2,765	2,959	6.14%	6.07%
Other	-	-	-	24	-	-

	401,631	(106,012)	295,619	323,074
Subsidiaries
CPFL Jaguariúna	-	-	-	120,815	-	11.81%
ENERCAN	10,233	(1,607)	8,626	9,319	5.78%	4.83%
Barra Grande	3,081	(829)	2,252	2,432	5.85%	6.65%
Foz do Chapecó	-	-	-	7,319	-	-
Chapecoense	7,376	-	7,376	-	-	-
EPASA	498	-	498	-	-	-
Santa Clara I	4,571	-	4,571	-	-	-
Santa Clara II	4,571	-	4,571	-	-	-
Santa Clara III	4,571	-	4,571	-	-	-
Santa Clara IV	4,571	-	4,571	-	-	-
Santa Clara V	4,571	-	4,571	-	-	-
Santa Clara VI	4,571	-	4,571	-	-	-
Eurus VI	1,147	-	1,147	-	-	-
Outros	14,488	(10,508)	3,980	7,200	6.06%	4,99% to 11,65%

	64,249	(12,944)	51,305	147,085

Subtotal	465,880	(118,956)	346,924	470,159
Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(720,600)	399,666	419,982	4.03%	4.50%
CPFL Geração	426,450	(203,224)	223,226	239,464	6.03%	5.74%

Subtotal	1,546,716	(923,824)	622,892	659,446
Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(351,819)	722,207	790,690	6.23%	6.23%
CPFL Piratininga	115,762	(29,767)	85,995	93,696	6.65%	6.70%
RGE	310,128	(47,289)	262,839	281,236	5.96%	5.88%
CPFL Santa Cruz	61,685	(20,842)	40,843	49,641	14.26%	15.12%
CPFL Leste Paulista	27,034	(4,341)	22,693	-	15.08% and 16.91%	-
CPFL Sul Paulista	38,168	(6,078)	32,090	-	15.08% and 16.34%	-
CPFL Jaguari	23,600	(3,582)	20,018	-	15.26% and 16.0%	-
CPFL Mococa	15,124	(2,536)	12,588	-	15.42% and 17.43%	-
CPFL Jaguari Geração	15,275	(1,403)	13,872	-	9.19%	-

	1,680,802	(467,657)	1,213,145	1,215,263
Subsidiaries
CPFL Leste Paulista	-	-	-	12,570	-	8.67%
CPFL Sul Paulista	-	-	-	12,308	-	8.59%
CPFL Jaguari	-	-	-	11,754	-	8.56%
CPFL Mococa	-	-	-	4,982	-	8.49%

	-	-	-	41,614

Subtotal	1,680,802	(467,657)	1,213,145	1,256,877

Total	3,693,398	(1,510,437)	2,182,961	2,386,482

Up to December 31, 2007, amounts related to goodwill on an acquisition or an increase in equity interest were recorded under Investments (“Goodwill”) and Property, plant and equipment (“Other assets not tied to the concession”). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 Intangible Assets, in 2008, these amounts are defined and classified as intangible assets in the consolidated financial statements.

• Intangible concession asset

Corresponds to the difference between the amount paid and the equity of acquired companies on the respective acquisition dates, as well as the future benefit held by the Company regarding the right to exploit the concession. This intangible is classified as intangible assets with a finite useful life and amortized in proportion to the net income curves projected for the remaining term of the concession contract. The intangible assets related to granting of concession are as follows:

- Intangible asset acquired, not merged

The balance refers mainly to the goodwill on acquisition of all the shares held by CPFL Geração’s noncontrolling shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

- Intangible asset acquired and merged – Deductible

The balance relates to the goodwill on the acquisition of subsidiaries that was merged with the respective net equities, without application of CVM Instructions n° 319/99 and n° 349/01, that is, without segregation of the amount corresponding to the tax benefit.

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

• Other intangible assets

The balance mainly comprises software, with a defined useful life, and amortization of 20% p.a., and rights of way, with indefinite useful life, recovery of which is analyzed in accordance with CPC 01 – “Impairment of Assets”.

13.2 Concession Agreements

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the changes in the General Market Price Index – IGP-M and as of December 31, 2009 are as follows:

	Public utilities liabilities

	Annual amount		Total amount		Payment

Companies	Total	CPFL Energia interest	Total	CPFL Energia interest	Number of installment	Begin	Final

CERAN	6,775	4,404	196,475	127,709	348	Mar/2007	Feb/2036
ENERCAN	1,749	852	49,701	24,216	341	Jun/2006	Oct/2034
BAESA	17,936	4,485	520,144	130,067	348	Jun/2007	May/2036
Foz do Chapecó	38,916	19,847	1,021,545	520,988	315	Sep/2010	Nov/2036
Paulista Lajeado (*)	229	120	6,641	3,476	348	Jan/2004	Jan/2033

TOTAL	65,605	29,708	1,794,506	806,456

(*) The total amount relates to the Paulista Lajeado's interest of 6.93% on the concession agreement.

The subsidiaries record the amounts as expenses in accordance with the contractual maturities.

13.3 Analysis of the recoverable value

In accordance with CPC 01 Impairment of Assets, at the end of fiscal year 2009, the Company examined whether there were any indications of a devaluation of its assets that could generate the need to test their recoverable value. This assessment was performed based on both external information sources and historical data, taking into consideration variations in interest rates and changes in market conditions, among other factors.

The result of this assessment did not indicate any signs of a reduction in the recoverable value of these assets, and there are therefore no impairment losses to be recorded.

14.SUPPLIERS

As of December 31, 2009 and 2008, the balance is as follows:

Current	2009	2008

System Service Charges	34,556	32,326
Energy Purchased	635,148	631,554
Electricity Network Usage Charges	145,317	150,346
Materials and Services	142,480	114,819
Regulatory Liability (note 3)	61,341	29,216
Other	2,506	24,083

Total	1,021,348	982,344

Noncurrent
Electricity Network Usage Charges	42,655	85,311

The noncurrent liability refers to charges related to the Use of the Distribution System and the changes are due mainly to the pass-through to CTEEP, as mentioned in Note 5.

15. INTEREST, LOANS AND FINANCING

The composition as of December 31, 2009 and 2008 is as follows:

	2009				2008

		Principal				Principal

	Interest				Interest
	Current and	Current	Noncurrent	Total	Current and	Current	Noncurrent	Total
	Noncurrent				Noncurrent

At cost
LOCAL CURRENCY
BNDES - Power Increases	86	7,321	13,538	20,945	128	10,108	20,868	31,104
BNDES - Investment	10,168	344,048	2,262,436	2,616,652	36,093	240,638	2,035,314	2,312,045
BNDES - Purchase of assets	49	661	5,628	6,338	30	194	3,356	3,580
Furnas Centrais Elétricas S.A.	379	46,028	-	46,407	1,158	93,666	46,833	141,657
Financial Institutions	10,325	181,922	164,054	356,301	5,025	37,460	196,225	238,710
Other	554	22,181	30,693	53,428	516	28,525	36,826	65,867

Subtotal	21,561	602,161	2,476,349	3,100,071	42,950	410,591	2,339,422	2,792,963

FOREIGN CURRENCY
IDB	260	3,652	51,379	55,291	541	4,500	73,862	78,903
Financial Institutions	541	3,920	46,503	50,964	860	5,999	67,676	74,535

Subtotal	801	7,572	97,882	106,255	1,401	10,499	141,538	153,438

Total at cost	22,362	609,733	2,574,231	3,206,326	44,351	421,090	2,480,960	2,946,401
At Fair Value
FOREIGN CURRENCY
Financial Institutions	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833

Total	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833

Total	88,970	697,223	3,515,236	4,301,429	103,185	523,167	3,836,882	4,463,234

At cost	2009	2008	Remuneration	Amortization	Collateral

Local currency
BNDES - Power Increases
CPFL Geração	20,847	30,635	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December	Guarantee of CPFL Energia and Paulista
				2008
CPFL Geração	98	469	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and	Guarantee of CPFL Energia and Paulista
				September 2004
BNDES - Investment
CPFL Paulista - FINEM II	63,655	127,157	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	107,614	134,356	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	237,325	100,498	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM I	23,702	47,349	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	63,927	79,813	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	104,990	54,768	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM III	67,285	89,605	TJLP + 2.0 to 2.9% p.a.	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	173,424	96,481	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
CPFL Santa Cruz	2,255	2,275	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,018	3,015	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,498	2,495	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,024	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	3,350	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	136,045	151,561	TJLP + 3.125% to 4.125% p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue

BAESA	28,058	42,015	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	307,203	340,007	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	18,557	27,663	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	271,336	289,519	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	39,638	56,605	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	123,034	127,026	TJLP + 3.69% p.a. (average of	168 monthly installments from November 2008	Guarantee of CPFL Energia
			percentage)
Foz do Chapecó	792,209	535,829	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising
					from the Concession, blocked income and
					guarantee of CPFL Energia
CPFL Bioenergia	15,248	-	TJLP + 1.9% p.a.	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL
					Energia
CPFL Bioenergia	30,257	-	4.5% p.a.	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL
					Energia
BNDES - Purchase of assets
CPFL Brasil	6,338	3,580			Linked to the asset acquired
			TJLP + from 1.94% to 2.84% p.a.	36 monthly installments from May 2009

Furnas Centrais Elétricas S.A.
CPFL Geração	46,407	141,657	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Lei 8727	39,314	47,548	IGP-M + 7.42% p.a.	240 monthly installments from May 1994	Receivables
CPFL Piratininga
Banco Alfa	50,017	-	105.1% of CDI	1 installment in January 2010	No guarantee
CPFL Santa Cruz
HSBC	40,747	36,677	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú	102,750	101,650	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Bradesco	99,485	-	105.1% of CDI	1 installment in January 2010	Guarantee of CPFL Energia
CERAN
Banco Bradesco	23,988	52,835	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Other
Eletrobrás
CPFL Paulista	8,648	8,887	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,415	1,903	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	12,095	11,309	RGR + 6% p.a.	Monthly installments until July 2020	Receivables/Promissory notes
CPFL Santa Cruz	4,660	5,509	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,011	1,136	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,779	1,694	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	31	35	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	285	320	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Other	23,504	35,074

Local Currency - At cost	3,100,071	2,792,963
Foreign currency

IDB - Enercan	55,291	78,903	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (9)
Debt Conversion Bond	5,207	9,807	US$ + Libor 6 months + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	-	370	US$ + Libor	17 quarterly installments from April 2001	Revenue/Government SP guaranteed
			6 months + 0.875% p.a.
FLIRB	-	375	US$ + Libor	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
			6 months + 0.8125% p.a.
C-Bond	8,462	13,881	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	15,264	20,533	US$ + Libor 6 months + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	22,031	29,569	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Foreign currency - At cost	106,255	153,438

Total at cost	3,206,326	2,946,401
Foreign currency

At fair Value
Financial institution
CPFL Paulista
Banco do Brasil	101,233	131,435	Yen + 5.7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	385,969	490,276	Yen + 1.49% p.a.(4)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribas	-	60,548	US$ + 4.10% p.a. (5)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	-	46,687	Yen + 5.7778% p.a. (6)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	101,332	131,564	Yen + 5.8% p.a. (7)	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	506,569	656,323	Yen + 2.5% to 5.8% p.a. (8)	1 installment in January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,095,103	1,516,833

Total - Consolidated	4,301,429	4,463,234

The Company and its subsidiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 180.0% to 185.2% of CDI	(3) 104.5% of CDI	(5) 104.5% and 107.6 of CDI	(7) 104.2% of CDI
(2) 106.5% and 107.0% of CDI	(4) 104.98% of CDI	(6) 103.5% of CDI	(8) 104.5% of CDI
(9) As certain assets are dollar indexed (Note 11), a partial swap of R$31.260 was contracted, converting the currency variation to 113% and 113.7% of the CDI

As shown in the breakdown in the figures above, in compliance with CPC 14 – “Financial Instruments”, the Company classified their debts as (i) financial liabilities not measured at fair value

(or measured by amortized cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to match the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following table provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	2009

	Value at cost

	Interest - Current and noncurrent	Principal			Fair value (accounting balance)

Foreign currency		Current	Noncurrent	Total

At fair value
CPFL Paulista
Banco do Brasil	9,757	-	91,968	101,725	101,233
Banco ABN AMRO Real	2,238	-	386,266	388,504	385,969
CPFL Geração
Banco do Brasil	54,613	87,704	467,574	609,891	607,901

Subtotal Foreign currency - Consolidated	66,608	87,704	945,808	1,100,120	1,095,103

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market, amounting R$ 5,017 are offset by the effects of R$ 12,428 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 31), generating a net loss of R$ 7,411.

Main funding:

Local currency

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. During the year, the subsidiary received the amount of R$ 136,128 and of the estimated remaining balance of R$ 109,862, R$ 8,900 is scheduled for release by the end of the first quarter of 2010 and the rest will be cancelled. The interest was paid quarterly and as from January 15, 2010, amortizations will be paid monthly.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. In this fiscal year, the subsidiary has received the amount of R$ 49,945, and the remaining balance of R$ 50,733 will be cancelled. The interest was paid quarterly until December 31, 2009 and will be amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV (subcredit “A”) – (RGE) – The subsidiary obtained approval for financing of R$ 216,131 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. In this fiscal year, the subsidiary received the amount of R$ 76,501 and the remaining balance of R$ 39,630 will be cancelled. The interest was paid quarterly and will be amortized monthly as from January 15, 2010.

BNDES - Investment (Foz do Chapecó) – In 2007, the subsidiary obtained approval for financing of R$ 1,633,155 (R$ 832,909 in proportion to the participation of CPFL Geração) to be invested in the construction work of the Foz do Chapecó Hydropower Plant. In this fiscal year, the subsidiary received the amount of R$ 394,606 (R$ 201,249 in proportion to the participation of the subsidiary CPFL Geração) and the remaining balance of R$ 250,442 (R$ 127,725 in proportion to the participation of CPFL Geração) is scheduled for release by the end of the first semester of 2010. The interest and principal will be paid monthly as from October 2011.

BNDES – Investment (CPFL Bioenergia) – The subsidiary obtained approval for financing of a total amount of R$ 75,297 from the BNDES in 2009, of which R$ 37,491 is from FINEM and R$ 37,806 from FINAME, to be invested in the construction of a 45 MW Thermoelectric Plant powered by sugarcane waste. One installment of R$45,491 was released in December 2009, R$ 15,241 from FINEM and R$ 30,250 from FINAME. The remaining balance of R$ 29,806 is scheduled for release by October 2010. The interest and principal will be paid monthly as from June 2011.

Financial Institutions (CPFL Piratininga) - In 2009, the subsidiary contracted a loan of R$ 50,000 from Banco Alfa de Investimento S/A in order to finance working capital requirements. There are no restrictive covenants.

Financial Institutions (CPFL Geração) – The subsidiary contracted a loan of R$ 99,074 from Banco Alfa de Investimento S/A in 2009. The funds are to be used to pay the capital increases made on December 14, 2009 in the subsidiaries Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV, Santa Clara V, Santa Clara VI and Eurus VI. The settlement of the interest and principal is scheduled for February 12, 2010. There are no restrictive covenants.

The maturities of the principal noncurrent balances of loans and financing, taking into consideration only the respective amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated

2011	1,001,836
2012	728,744
2013	316,855
2014	263,073
After 2014	1,209,531

Subtotal	3,520,039

Mark to
market	(4,803)

Total	3,515,236

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, considering the effects of changes in the fair value of derivatives, are shown below:

	Accumulated Variation in %		% of Debt

Index	2009	2008	2009	2008

IGP-M	(1.71)	9.81	2.12	4.24
UMBND	(25.66)	33.86	3.29	5.62
TJLP	6.13	6.25	58.76	49.74
CDI	9.88	12.38	34.01	38.93
Other	-	-	1.82	1.47

			100.00	100.00

RESTRICTIVE COVENANTS

BNDES

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the contract; and (iii) maintaining certain financial ratios within pre-established parameters determined by each contract, as follows:

CPFL Paulista

• Net indebtedness divided by EBITDA – maximum of 3.0;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Piratininga

• Net indebtedness divided by EBITDA – maximum of 3.0 in 2008 and 2.5 in 2009 and subsequent years;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80.

RGE

BNDES - FINEM

• Net indebtedness divided by EBITDA – maximum of 2.5.

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.5.

CPFL Geração

The loans from the BNDES by the jointly-controlled, indirect subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

The subsidiary ENERCAN’s loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

The loan agreement for CPFL Bioenergia’s loan from BNDES, stipulates that the subsidiary may not pay out dividends for the years of 2009 to 2012, and may only do so from 2013 onwards if all the following conditions are met:

i) Full compliance with its contractual obligations;

ii) Minimum debt coverage ratio of 1.0; and

iii) Maximum overall Indebtedness ratio of 0.8.

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

The Management monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with.

16.DEBENTURES

						2009				2008

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company
3rd Issue
Single series	45,000	CDI + 0.45% p.a. (1)	100% CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	12,788	-	450,000	462,788	20,047	-	450,000	470,047
CPFL Paulista
2nd Issue
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	-	-	-	-	8,606	119,680	-	128,286
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	-	-	-	-	8,430	170,599	-	179,029
3rd Issue
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	4,618	-	640,000	644,618	7,083	-	640,000	647,083
4th Issue
Single series	175,000	110.3% of CDI p.a.	110.3% CDI p.a.+ 0.79%	2 annual installments from July 2010	CPFL Energia guarantee	8,285	64,303	109,601	182,189	-	-	-	-

						12,903	64,303	749,601	826,807	24,119	290,279	640,000	954,398
CPFL Piratininga
1st Issue
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	17,690	200,000	200,000	417,690	27,176	-	400,000	427,176
2nd Issue
Single series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	2,189	-	100,000	102,189	3,479	-	100,000	103,479

						19,879	200,000	300,000	519,879	30,655	-	500,000	530,655

RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	1,630	-	26,200	27,830	2,033	1,903	26,200	30,136
2nd series	20,380	106.0% of CDI p.a.	106.0% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	-	-	-	-	7,058	203,800	-	210,858
3rd Issue
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	741	-	100,000	100,741	1,110	-	100,000	101,110
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	6,437	-	140,000	146,437	9,671	-	140,000	149,671
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,491	-	40,000	41,491	2,290	-	40,000	42,290
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,103	-	50,000	51,103	1,711	-	50,000	51,711
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,103	-	50,000	51,103	1,711	-	50,000	51,711
4th Issue

Single series	185,000	110.30% of CDI p.a	110.3% CDI p.a. + 0.82%	July 1st, 2011	Unsecured	8,758	-	183,804	192,562	-	-	-	-

						21,263	-	590,004	611,267	25,584	205,703	406,200	637,487

CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI p.a.	111.9% DI + 0.65%	July 1st, 2011	CPFL Energia guarantee	1,153	-	23,894	25,047	-	-	-	-

CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI p.a.	111% DI + 0.6%	July 1st, 2011	CPFL Energia guarantee	762	-	15,936	16,698	-	-	-	-

CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI p.a.	111.9%DI + 0.79%	July 1st, 2011	CPFL Energia guarantee	480	-	9,948	10,428	-	-	-	-

CPFL Brasil
1st Issue
Single series	16,500	111% of CDI p.a.	111% CDI p.a. + 0.57%	July 1st, 2011	CPFL Energia guarantee	7,862	-	164,221	172,083	-	-	-	-

CPFL Geração
1st Issue
Single series	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% pa	Semiannual with settlement in June 2009	CPFL Energia guarantee Receivables and CPFL Geração shares	-	-	-	-	645	80,930	-	81,575
2nd Issue

Single series	425,250	109.8% of CDI p.a.	109.8% CDI p.a.+ 0.58%	July 1st, 2011	CPFL Energia guarantee	20,039	-	423,295	443,334	-	-	-	-

EPASA
1st Issue

Single series	450	112.6% of CDI	116.9% CDI	December 1st, 2010	CPFL Energia guarantee	3,504	228,473	-	231,977	-	-	-	-

BAESA
1st series	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	308	3,164	18,195	21,667	532	3,164	21,359	25,055
2nd series	9,000	CDI + 0.4% p.a	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	343	3,085	6,075	9,503	530	-	9,331	9,861

						651	6,249	24,270	31,170	1,062	3,164	30,690	34,916

						101,284	499,025	2,751,169	3,351,478	102,112	580,076	2,026,890	2,709,078

The Company and its subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

Remuneration

The remuneration of the debentures will be paid half yearly, except for: (i) 1st series of the indirect subsidiary BAESA, which will be paid quarterly; (ii) 1st issuance of the subsidiary CPFL Piratininga and 1st series of 2nd issuance of the subsidiary RGE which will be paid annually.

The maturities of the noncurrent balance of debentures are scheduled as follows:

Maturity	Consolidated

2011	1,601,100
2012	494,201
2013	494,201
2014	154,201
After 2014	7,466

TOTAL	2,751,169

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

• Ratio of net indebtedness to EBITDA – maximum of 3.75; and
• Ratio of EBITDA to Financial Income (Expense) – minimum of 2.25.

CPFL Paulista and CPFL Piratininga

• Ratio of net indebtedness to EBITDA – maximum of 3.0; and
• Ratio of EBITDA to financial income (expenses) – minimum of 2.25;

RGE

• Ratio of net indebtedness to EBITDA – maximum of 3.0; and
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0,

CPFL Geração

• Ratio of net indebtedness to EBITDA – maximum of 3.5;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0;

CPFL Brasil

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.25;

CPFL Jaguari

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) - minimum of 2.25;

CPFL Leste Paulista

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) – minimum of 2.0;

CPFL Sul Paulista

• Ratio of net indebtedness to EBITDA – maximum of 3.0;
• Ratio of EBITDA to financial income (expenses) - minimum of 2.25.

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

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default).

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

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

b) Mixed model, as from November 1, 1997, which covers:

• benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

• scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiary in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be settled in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI (FGV). Under the Contractual Addendum signed with Fundação CESP on January 17, 2008, the payment terms changed to 238 monthly installments and 19 annual installments, based on the date of December 31, 2007, with final maturity on October 31, 2027. The balance as of December 31, 2009 is a liability of R$ 508,706 (R$ 702,696 in 2008). The contract amount differs from the subsidiary’s accounting record, which is in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the “Secretaria de Previdência Complementar” (“SPC”) approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

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

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletrecidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance as of December 31, 2009, is a liability of R$ 150,444 (R$ 183,507 in 2008). The contract amount differs from the subsidiary’s accounting record, which is in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

The subsidiary CPFL Santa Cruz’s benefit plan, managed by BB Previdência – Fundo de Pensão do Banco do Brasil is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. As of December 31, 2009, the balance is a liability of R$ 10,236 (R$ 14,237 in 2008). The contract amount differs from the subsidiary’s accounting record, which is in conformity with CVM Decision no 371/00.

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VII – Changes in the defined benefit plans

The amounts recognized in the balance sheet as of December 31, 2009 and 2008, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

	2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Present value of actuarial liabilities with cover	2,962,118	760,719	182,615	64,198	3,969,650
Fair value of plan's assets	(2,611,813)	(676,790)	(212,369)	(54,969)	(3,555,941)

Present value of liabilities exceeding fair value of assets	350,305	83,929	(29,754)	9,229	413,709

Unrecognized actuarial gains/(losses)	1,269	18,738	11,503	(3,573)	27,937
Unrecognized cost of past service	-	(57)	-	-	(57)

Net actuarial liability to be recognized	351,574	102,610	(18,251)	5,656	441,589
Decrease of 50% on Actuarial Assets (*)	-	-	7,940	-	7,940

Net actuarial Assets/Liabilities recognized on balance sheet	351,574	102,610	(10,311)	5,656	449,529

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Present value of actuarial liabilities with cover	3,067,116	774,598	174,721	66,094	4,082,529
Fair value of plan's assets	(2,413,252)	(618,671)	(180,708)	(51,207)	(3,263,838)

Present value of liabilities exceeding fair value of assets	653,864	155,927	(5,987)	14,887	818,691

Adjustments due to deferments allowed
Unrecognized actuarial losses	(240,138)	(39,296)	(8,527)	(8,180)	(296,141)
Unrecognized cost of past service	-	(68)	-	-	(68)

Net actuarial liability to be recognized	413,726	116,563	(14,514)	6,707	522,482
Decrease of 50% on Actuarial Assets (*)	-	-	7,203	-	7,203

Net actuarial Assets/Liabilities recognized on balance sheet	413,726	116,563	(7,311)	6,707	529,685

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Actuarial gains and losses not recorded at December 31, 2009, do not exceed 10% of the assets or liabilities of any of the plans, and it is therefore not necessary to record amortizations during the remaining useful life of the participants of the plans.

The changes in net actuarial liabilities are as follows:

	2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Net actuarial liability at the beginning of the year	413,726	116,563	(7,311)	6,707	529,685
(Income)/Expense recognized in income statement	77	3,610	(300)	291	3,678
Sponsor's Contributions during the year	(62,229)	(17,563)	(2,700)	(1,342)	(83,834)

Net actuarial liability at the end of the year	351,574	102,610	(10,311)	5,656	449,529
Other contributions	13,342	244	6,454	281	20,321

Total	364,916	102,854	(3,857)	5,937	469,850

Current	30,909	9,678	3,089	808	44,484
Noncurrent	334,007	93,176	(6,946)	5,129	425,366

Total	364,916	102,854	(3,857)	5,937	469,850

	2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)
Sponsor's Contributions during the year	(53,904)	(15,209)	(108)	(1,162)	(70,383)

Net actuarial liability at the end of the year	413,726	116,563	(7,311)	6,707	529,685
Other contributions	12,464	297	9,687	149	22,597

Total	426,190	116,860	2,376	6,856	552,282

Current	31,956	9,004	2,376	752	44,088
Noncurrent	394,234	107,856	-	6,104	508,194

Total	426,190	116,860	2,376	6,856	552,282

The external actuary's estimate of the expenses and/or revenue to be recognized in 2010 and the revenues recognized in 2009, is as follows:

	2010 Estimated

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Cost of service	1,097	4,807	1,153	142	7,199
Interest on actuarial liabilities	292,456	75,535	18,349	6,345	392,685
Expected return on assets	(364,286)	(93,152)	(23,717)	(7,679)	(488,834)
Unrecognized cost of past service	-	11	-	-	11

Subtotal	(70,733)	(12,799)	(4,215)	(1,192)	(88,939)
Expected contributions from participants	(36)	(1,257)	1,867	-	574

Subtotal	(70,769)	(14,056)	(2,348)	(1,192)	(88,365)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	1,174	-	1,174

Total Income	(70,769)	(14,056)	(1,174)	(1,192)	(87,191)

	2009 Realized

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Total

Cost of service	1,445	5,469	1,256	165	8,335
Interest on actuarial liabilities	303,015	76,981	17,626	6,532	404,154
Expected return on assets	(304,351)	(77,554)	(18,387)	(6,468)	(406,760)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	-	62	62

Subtotal	109	4,907	495	291	5,802
Expected contributions from participants	(32)	(1,297)	(1,095)	-	(2,424)

Subtotal	77	3,610	(600)	291	3,378
Decrease of 50% on Prepaid Pension Expense (*)	-	-	300	-	300

Total (Income) Expense	77	3,610	(300)	291	3,678

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

Revenue and expenses were recorded in the in the income statement under “Cost of Operations”, amounting to an expense of R$ 3,678 (revenue of R$ 84,151 in the same period of 2008).

The principal assumptions considered in the actuarial calculations at as the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2010	2009	2010	2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Estimated nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	12.32% p.a.
Estimated Rate of nominal salary increase:	6.08% p .a.	6.08% p .a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.

Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	TÁBUA MERCER	TÁBUA MERCER	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

18.REGULATORY CHARGES

	2009	2008

Fee for the Use of Water Resources	3,549	3,325
Global Reverse Fund - RGR	9,876	7,451
ANEEL Inspection Fee	1,923	2,030
Fuel Consumption Account - CCC	9,392	48,194
Energy Development Account - CDE	38,259	33,054

Total	62,999	94,054

19. TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

As of December 31, 2009 and 2008, the balance is as follows:

	Current		Noncurrent

	2009	2008	2009	2008

ICMS (State VAT)	315,906	276,111	-	-
PIS (Tax on Revenue)	11,712	8,996	-	-
COFINS (Tax on Revenue)	54,746	41,474	1,639	2,242
IRPJ (Corporate Income Tax)	63,238	94,208	-	-
CSLL (Social Contribution Tax)	16,600	12,911	-	-
Deferred tax liabilities	2,258	9,077	4,376	4,203
Other	27,774	21,562	-	-

Total	492,234	464,339	6,015	6,445

20. RESERVE FOR CONTINGENCIES

	2009				2008

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits(2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial(2)

Labor
Various	42,752	40,870	1,882	86,880	55,105	49,363	5,742	59,288

Civil
General Damages	9,897	9,517	380	49,917	14,450	14,450	-	49,957
Tariff Increase	12,249	3,736	8,513	5,332	10,635	3,157	7,478	15,341
Energy Purchased	-	-	-	-	13,014	13,228	(214)	-
Other	11,966	6,196	5,770	9,478	6,695	5,451	1,244	10,138

	34,112	19,449	14,663	64,727	44,794	36,286	8,508	75,436
Tax
FINSOCIAL	18,601	18,601	-	34,397	18,478	18,478	-	34,171
Increase in basis - PIS and COFINS	866	721	145	301	1,276	710	566	301
Interest on Shareholders’ Equity - PIS and COFINS	9,800	9,800	-	-	70,301	-	70,301	-
Income Tax	63,914	44,537	19,377	453,804	59,708	40,013	19,695	416,506
Other	7,807	5,693	2,114	14,397	7,993	5,148	2,845	14,271

	100,988	79,352	21,636	502,899	157,756	64,349	93,407	465,249

Total	177,852	139,671	38,181	654,506	257,655	149,998	107,657	599,973

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

	December 31, 2008	Addition	Reversal	Payment	Monetary Restatement	December 31, 2009

Labor	55,105	1,016	(3,688)	(9,681)	-	42,752
Civil	44,794	10,602	(667)	(20,617)	-	34,112
Tax	157,756	14,080	(1,481)	(74,748)	5,381	100,988

Reserve for Contingencies - Gross	257,655	25,698	(5,836)	(105,046)	5,381	177,852

Escrow Deposits (1) + (2)	749,971	64,270	(17,164)	(48,052)	45,152	794,177

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

d) Energy purchased: Refers to the dispute relating to the reduction in the power demand of the initial supply contracts, in which the subsidiaries CPFL Paulista and CPFL Piratininga filed lawsuits and made monthly escrow deposits of the amounts in question. In March 2009, the subsidiaries CPFL Paulista and CPFL Piratininga signed an agreement with Duke and CPCH (now CPFL Geração) and it was decided to retrieve the deposits and pay them over to the generators, thus terminating the lawsuits.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS – Interest on Shareholders’ Equity: In 2009, the Company dropped its suit disputing PIS and COFINS charged on interest on shareholders’ equity received, and paid the amounts in question, taking advantage of the benefit granted in Law n° 11,941/09 (Refis), that is, a reduction in the fine, interest and legal charges.

g) Income tax: For the subsidiary CPFL Piratininga, the provision and the deposit of R$ 44,531 (R$ 40,007 in 2008) refer to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ.

For the subsidiary CPFL Paulista, the deposit of R$ 450,319 (R$ 414,690 in 2008) refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit in order to allow the discussions to be continued, the subsidiary made an escrow deposit. This deductibility also affected other taxes and, in order to be able to continue discussions, the subsidiary offered in guarantee (bank guarantees) a total of R$ 280,584, restated as of December 31, 2009 (R$ 228,095 in 2008). Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be a classified as remote.

h) Other - Tax: Refers to other suits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses as of December 31, 2009 were as follows: (i) R$ 294,825 for labor cases (R$ 230,267 as of December 31, 2008); (ii) R$ 472,710 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 492,093 as of December 31, 2008); and (iii) R$ 625,369 referring to claims on tax issues, principally Income Tax, ICMS (VAT), FINSOCIAL, PIS and COFINS (R$ 525,326 as of December 31, 2008).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Consolidated Financial Statements, or that might result in significant impact on future earnings.

21. OTHER

	Current		Noncurrent

	2009	2008	2009	2008

Consumers and Concessionaires	50,974	50,544	-	-
Regulatory Liability (note 3 )	246,806	248,437	1,928	1,371
Energy Efficiency Program - PEE	55,889	36,979	36,140	71,613
Research & Development - P&D	99,623	37,182	33,411	57,049
National Scientific and Technological Development Fund - FNDCT	4,655	27,979	-	228
Energy Research Company - EPE	1,983	13,605	-	114
Fund for Reversal	-	-	17,751	17,751
Advances	8,940	6,962	60,772	47,180
Interest on Compulsory Loan	2,917	2,464	-	-
Provision for Environmental Expenses	2,483	6,330	2,628	544
Payroll	8,064	8,481	-	-
Profit sharing	32,433	23,048	-	-
Aneel fine (DEC and FEC)	10,877	-	-	-
Other	58,970	62,887	8,910	11,344

Total	584,614	524,898	161,540	207,194

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

Advances: Noncurrent refers to the contribution (“AFAC”) made exclusively by EPASA’s shareholders amounting R$ 45,368 and, in the future, the subsidiary CPFL Geração will contribute the funds relating to its participation. In 2008, the balance of R$ 37,790 represented the contributions made by shareholders of Chapecoense.

Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

ANEEL TAC Fine (DEC and FEC): Fine imposed on subsidiary RGE, for failure to meet performance indicators DEC (Equivalent Duration of Interruptions per Client) and FEC (Equivalent Frequency of Interruptions per Consumer), which has been paid in 12 installments until June 2010.

22.SHAREHOLDERS’ EQUITY

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. The shares are negotiated abroad in the form of American Depositary Shares – ADSs, which individually are represented by 3 common shares.

According to its Bylaw, the Company is authorized to increase its capital, when approved by the Board of Directors, of an additional 500,000,000 common shares. The Shareholders’ equity is represented by 479,910,938 outstanding common shares, without par value, distributed as follows:

	Amount of shares

	2009		2008

Shareholders	Common Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	122,948,720	25.62	133,653,591	27.85
521 Participações S.A.	-	-	149,233,727	31.10
BB Carteira Livre I FIA	149,233,727	31.10	-	-
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	29,821,870	6.21
Board Members	112	-	3,112	-
Executive Officers	6,450	-	31,152	0.01
Other Shareholders	106,481,679	22.19	106,453,975	22.18

Total	479,910,938	100.00	479,910,938	100.00

22.1 Capital reserve

Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw their participations, at the time of the incorporation of the shares of noncontrolling shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005.

22.2 - Profit Reserve

Comprises the balance of the Legal Reserve of R$ 341,751.

22.3 - Interest on Shareholders’ Equity and Dividend

In July 2009, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 571,671, corresponding to R$ 1.191201324 per share, on the results of the first half-year of 2009.

During 2009, the Company made a payment of R$ 1,172,961 in respect of the dividends declared on December 31, 2008 and June 30, 2009.

22.4 – Allocation of Net Income for the Year

The Company’s By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Company management is proposing distribution of the remaining balance of the net income, by declaration of R$ 655,017 in the form of dividends, corresponding to R$ 1.364872065 per share, as shown below:

Net income	1,286,470
Prescribed Dividend	4,541
Constitution of Legal Reserve	(64,323)

Net Income Base for Allocation	1,226,688
Interim Dividend	(571,671)
Proposed Dividend	(655,017)

22.5 – Share control - VBC Energia S.A.

During 2009, by means of a Private Instrument of Share Purchase Agreement and Other Covenants between Camargo Corrêa S.A. (“CCSA”), Construções e Comércio Camargo Corrêa S.A. (“CCCC”), and Votorantim Participações S.A. (“VPAR”), CCSA now indirectly holds all of the shares of VBC Energia. This operation does not imply relinquishing of control by VBC Energia or the Company for the purposes of Law nº 6,404/76.

22.6 – Restructuring of the shareholder 521 Participações S.A.

During 2009, the shareholder 521 Participações S.A., in compliance with the decision of its final controlling shareholder (Caixa de Previdência dos Funcionários do Banco do Brasil – “Previ”), restructured its equity interests in order to reduce the administrative and financial costs on its indirect investments and transferred all its shares in the Company to its controlling shareholder, Fundo BB Carteira Livre I – Fundo de Investimento em Ações.

23.OPERATING REVENUES

	No. of Consumers (*)			GWh (*)			R$ Thousand

Revenue from Eletric Energy Operations	2009	2008	2007	2009	2008	2007	2009	2008	2007

Consumer class
Residential	5,695,689	5,564,167	5,368,159	12,346	11,649	10,766	5,098,424	4,499,677	4,555,313
Industrial	77,166	77,678	87,091	14,970	16,066	16,692	4,127,320	4,096,703	4,123,411
Commercial	496,377	494,103	483,929	7,297	6,938	6,509	2,700,025	2,411,256	2,494,199
Rural	238,566	233,420	264,642	2,256	2,449	2,511	438,666	438,726	482,039
Public Administration	44,051	42,172	40,766	1,074	1,027	972	376,735	339,364	352,223
Public Lighting	7,933	6,683	4,882	1,408	1,355	1,284	293,463	267,188	276,622
Public Services	6,738	6,520	6,291	1,664	1,634	1,590	462,431	420,279	448,637

Billed	6,566,520	6,424,743	6,255,760	41,015	41,118	40,324	13,497,064	12,473,193	12,732,444
Own Consumption	768	724	714	33	32	30	-	-	-
Unbilled (Net)	-	-	-	-	-	-	43,217	(66,184)	(32,826)
Emergency Charges - ECE/EAEE	-	-	-	-	-	-	(5)	1	48
Regulatory assets and liabilities (note 3)	-	-	-	-	-	-	(80,580)	(112,396)	(344,450)

Electricity sales to final consumers	6,567,288	6,425,467	6,256,474	-	-	40,354	13,459,696	12,294,614	12,355,216

Furnas Centrais Elétricas S.A.				3,026	3,034	3,026	353,554	322,879	298,818
Other Concessionaires and Licensees				7,016	5,077	3,842	756,956	554,620	284,983
Current Electric Energy				2,883	1,440	1,863	88,571	70,840	99,141

Electricity sales to wholesaler				12,925	9,551	8,731	1,199,081	948,339	682,942

Revenue due to Network Usage Charge - TUSD							789,357	858,117	799,634
Regulatory assets and liabilities (note 3) - Low Income Consumer´s Subsidy							25,664	62,943	13,934
Other Revenue and Income							219,350	207,900	355,658

Other operating revenues							1,034,371	1,128,960	1,169,226

Total							15,693,148	14,371,913	14,207,384

(*) Information not examined by the independent accountants

In Revenue due to Network Usage Charge – TUSD, R$ 109,655 in 2009 relates do the CUSDg pass-through agreement with AES Tietê, as mentioned in Note 6.

24. COST OF ELECTRIC ENERGY

	GWh (*)			R$ thousand

	2009	2008	2007	2009	2008	2007
Electricity Purchased for Resale

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	11,084	11,085	10,990	1,157,306	976,638	982,990
Furnas Centrais Elétricas S.A.	1,649	1,261	1,207	147,681	98,004	88,598
CESP - Cia Energética de São Paulo	1,808	1,711	1,071	171,837	137,411	83,999
Cia de Geração Térmica Energia Elétrica - CGTEE	226	302	377	22,638	28,140	32,631
Duke Energy Inter. Ger. Paranapanema S.A.	82	219	1,195	6,842	15,930	116,076
Tractebel Energia S.A.	7,002	7,128	8,110	989,210	941,865	1,006,452
Petróleo Brasileiro S.A. Petrobrás	1,721	1,718	1,717	210,488	194,004	195,924
CHESF - Cia Hidro Elétrica do São Francisco	1,318	1,255	634	113,143	99,227	43,223
CEMIG - Cia Energética de Minas Gerais	1,706	723	295	222,604	77,347	22,472
TermoRio S.A.	248	341	-	75,286	69,077	-
Enguia Gen	6	79	-	6,663	42,900	-
AES Uruguaiana Ltda.	149	1,243	1,244	48,826	112,690	163,188
Câmara de Comercialização de Energia Elétrica - CCEE	3,004	2,820	783	56,745	246,689	108,429
Copel Geração S.A.	713	343	-	69,126	26,538	-
COOMEX Empresa Operadora do Mercado Energético Ltda.	284	-	-	41,155	-	-
Companhia Energética Santa Clara - CESC	132	132	-	18,184	16,750	-
Queiroz Galvão Energética S.A.	280	280	-	39,369	36,258	-
PROINFA	958	629	416	169,706	88,819	62,999
Other	3,988	1,879	1,635	478,174	290,957	167,506

	36,358	33,148	29,674	4,044,983	3,499,244	3,074,487
Energy Purchased in the Free Market - ACL	16,180	16,183	18,488	1,455,049	1,497,619	1,313,965

	52,538	49,331	48,162	5,500,032	4,996,863	4,388,452
Regulatory assets and liabilities (note 3)	-	-	-	380,906	239,291	48,726
Credit of PIS and COFINS	-	-	-	(521,367)	(472,424)	(403,666)

Subtotal	52,538	49,331	48,162	5,359,571	4,763,730	4,033,512

Electricity Network Usage Charge
Basic Network Charges				912,785	840,325	633,490
Transmission from Itaipu				80,106	73,928	66,602
Connection Charges				48,670	52,744	49,314
Charges of Use of the Distribution System				25,657	24,718	15,392
System Service Charges - ESS				80,727	166,321	5,016
Reserve Energy charges				3,219	-	-

				1,151,164	1,158,036	769,814
Regulatory assets (note 3)				140,395	(166,312)	(1,413)
Credit of PIS and COFINS				(120,108)	(87,936)	(65,620)

Subtotal				1,171,451	903,788	702,781

Total				6,531,022	5,667,518	4,736,293

(*) Information not examined by the independent accountants

In Basic Network Charges, R$ 98,396 of the amount recorded in 2008 relates to the agreement on collection for use of the distribution network from CTEEP, as mentioned in Note 5.

In compliance with ANEEL Order no 4,722/2009, the subsidiaries reclassified some amounts relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from “Cost of the Electric Energy Service, Energy Purchased for Resale” to “Operating Income Deductions, Consumer Charges – Other – PROINFA”, amounting to R$ 35,878 and R$ 23,942 for the fiscal years of 2009 and 2008, respectively.

25.OPERATING EXPENSES

	2009	2008	2007

Sales Expenses
Personnel	69,253	67,029	55,388
Materials	4,277	2,919	2,444
Outside Services	72,648	69,853	59,669
Allowance for Doubtful Accounts	36,250	36,585	47,534
Depreciation and Amortization	10,944	11,082	9,977
Collection Tariffs and Services	50,367	48,481	47,570
Other	11,375	10,512	205,471

Total	255,114	246,461	428,053

General and Administrative Expenses
Personnel	143,951	142,806	115,537
Materials	7,651	7,225	5,548
Outside Services	146,970	153,565	149,450
Leases and Rentals	4,866	5,684	4,397
Depreciation and Amortization	23,474	22,004	20,386
Publicity and Advertising	7,970	5,527	11,644
Legal, Judicial and Indemnities	25,210	19,719	24,574
Donations, Contributions and Subsidies	5,983	6,117	7,324
Other	18,011	22,525	15,044

Total	384,086	385,172	353,904

Other Operating Expenses
Inspection Fee	22,812	24,803	21,258
Loss on the write-off of noncurrent assets	16,063	12,284	23,780
Loss due to Non Use of Studies and Projects	-	14,567	5,914
Free Energy adjustment (note 3 a.2)	19,378	800	9,735
Other	410	563	4,383

Total	58,663	53,017	65,070

Intangible of concession amortization	186,899	192,029	176,306

Total	884,762	876,679	1,023,333

26.FINANCIAL INCOME (EXPENSE)

	2009	2008	2007

Financial income
Yield on temporary cash investments	82,960	134,728	106,635
Late payment charges	124,712	112,297	111,057
Restatement of tax credits	3,860	6,417	18,823
Monetary variations	426,227	-	118,010
Interest — CVA and Parcel “A” .	44,386	45,720	68,300
Discount on purchase of ICMS credit	7,802	11,469	14,557
Interest — Extraordinary tariff adjustment	147	604	20,542
PIS and COFINS - Interest on shareholder’s equity	(18,476)	(18,133)	(17,761)
Derivatives	-	460,282	-
Other	73,020	55,978	59,179

Subtotal	744,638	809,362	499,342

Financial expense
Debt charges	(535,724)	(593,527)	(526,423)
Banking expenses	(1,062)	(2,291)	(81,175)
Monetary variations	-	(585,712)	-
Derivatives	(456,139)	-	(232,529)
Other	(67,644)	(42,153)	(33,921)

Subtotal	(1,060,569)	(1,223,683)	(874,048)

Net financial expense	(315,931)	(414,321)	(374,706)

27.EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 37,710 was recorded in 2009 in the consolidated financial statements (R$ 34,641 in 2008). After the prepayment in 2009, a balance of R$ 32,433 is provisioned in the consolidated financial statements (Note 21).

28.SEGMENT INFORMATION

The information is shown by line of business, in accordance with the criteria established by the Company’s management, as follows:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2009
Revenues	13,949,343	416,526	1,327,275	4	-	15,693,148
(-) Intersegment revenues	62,917	564,602	698,989	-	(1,326,508)	-
Operating income (loss) (a)	1,269,002	659,997	292,542	(20,222)	-	2,201,319
Income before taxes	1,139,033	490,420	301,321	(46,250)	-	1,884,524
Net Income	744,161	342,586	209,421	(9,698)	-	1,286,470
Total Assets (b)	9,443,834	4,960,041	417,617	2,048,499	-	16,869,991
Capital Expenditures and other intangible assets	746,325	569,871	10,561	255	-	1,327,012
Depreciation and Amortization (c)	472,291	98,755	3,959	118	-	575,123

2008
Revenues	12,778,694	385,651	1,207,557	11	-	14,371,913
(-) Intersegment revenues	51,804	546,318	882,352	-	(1,480,474)	-
Operating income (loss) (a)	1,525,173	546,986	301,966	(38,105)	-	2,336,020
Income before taxes	1,395,575	321,521	314,219	(109,616)	-	1,921,699
Net Income	916,868	241,936	217,501	(100,613)	-	1,275,692
Total Assets (b)	9,389,542	4,507,553	387,570	1,958,507	-	16,243,172
Capital Expenditures and other intangible assets	664,602	501,709	11,277	316	-	1,177,904
Depreciation and Amortization (c)	473,836	88,023	2,965	100	-	564,924

2007
Revenues	12,985,618	329,227	892,539	-	-	14,207,384
(-) Intersegment revenues	11,557	371,990	985,397	-	(1,368,944)	-
Operating income (loss) (a)	2,055,374	465,041	352,211	(25,370)	-	2,847,256
Income before taxes	1,890,969	319,751	358,106	(96,276)	-	2,472,550
Net Income	1,235,771	281,853	239,292	(116,189)	-	1,640,727
Total Assets (b)	11,068,728	3,851,905	255,772	421,596	-	15,598,001
Capital Expenditures and other intangible assets	700,728	445,334	1,113	6,210	-	1,153,385
Depreciation and Amortization (c)	469,888	76,785	1,388	100	-	548,161

(*) Refers to investment in other subsidiaries that act as a holding company.

(a) Operating income for the commercialization segment includes the effect of intersegment transactions. The commercialization intersegment transactions are principally with the distribution segment.

(b) From the total amount of depreciation and amortization described above R$ 221,317 as of December 31, 2009, R$ 225,115 in 2008 and R$ 206,669 in 2007 is classified as Operating Expenses which is comprised of R$ 186,899 (R$ 192,029 in 2008 and R$ 176,306 in 2007) related to Amortization of Intangible assets and R$ 34,418 (R$ 33,086 in 2008 and R$ 30,363 in 2007) related to sales, marketing, general and administrative expenses (note 25).

(c) The intangible asset recorded in the parent Company was allocated to the respective segments.

29.RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders comprise the following companies:

• VBC Energia S.A.

Controlled by the group Camargo Corrêa, with diverse operations in segments such as construction, cement, footwear, textiles, aluminum and highway concessions, among others (Note 22.5 concerning change in share control).

• Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobrás de Seguridade Social – PETROS and (d) Fundação SABESP de Seguridade Social – SABESPREV.

• Fundo BB Carteira Livre I – Fundo de Investimento em Ações (“Fundo")

Controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company, are regarded as related parties. Those entities in which the controlling shareholders participate in the respective Boards of Directors, even without exercising control, are regarded as exercising significant influence. Balances and transactions involving related parties are shown in tables 29.1 and 29.2.

The main transactions are described below:

a) Bank deposits and short-term investments – Refer mainly to bank deposits and short-term financial investments, in accordance with Note 4.

b) Loans and Financing, Debentures and derivatives contracts - Funds raised in accordance with Note 15 and Note 16, contracted under normal market conditions, in force at the time.

c) Other Financial Transactions – The amounts in relation to Banco do Brasil are bank costs and collection expenses. The Company also has an Exclusive Investment Fund, managed by BB DTVM, which charge management fees under normal market conditions for such management. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which will be appropriated as income in the statement of income over the term of the contract.

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

In addition, certain subsidiaries have a supplementary retirement plan maintained with Fundação CESP pursuant to which benefits are offered to the employees of the subsidiaries, in accordance with the terms of plans described in Note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing such transactions.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 15 and 16.

The total remuneration of key management personnel in 2009, as required by CVM Resolution nº 560/08, was R$ 17,792. This amount comprises exclusively R$ 15,466 in respect of short-term benefits, R$ 549 for post-employment benefits and R$ 1,777 for other long-term benefits, and refers to the amount recorded by the accrual method.

29.1 Transactions between related parties involving controlling shareholders and entities under common control or with significant interest

	Assets		Liabilities		Revenue		Expense

	2009	2008	2009	2008	2009	2008	2009	2008

Bank deposits and short-term investments
Banco do Brasil S.A.	152,922	67,480	-	-	5,505	2,663	4	383
Banco Nossa Caixa S.A.	196	-	-	-	-	-	10	-
Banco Votorantim S.A. (**)	-	57,390	-	-	-	7,227	-	-

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	10,352	266,531	813,805	1,036,739	-	-	78,832	84,109

Other financial transactions
Banco do Brasil S.A.	-	-	6,824	8,646	1,819	455	3,215	2,403
Banco Nossa Caixa S.A.	-	-	-	-	-	-	1,469	-
Votorantim Energia Ltda (**)	-	-	-	-	-	-	-	192
Votorantim Asset Management (**)	-	-	-	-	-	-	-	200
BB DTVM (**)	-	-	-	-	-	-	-	5,686

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	-	-	-	-	-	2,028	-	-
Tavex Brasil S.A.	-	-	-	-	18,549	2,724	-	-
Vale S.A	-	-	-	-	-	1,024	-	-
Cimento Rio Branco S.A. (**)	-	7	-	-	-	641	-	-
Citrovita Agroindustrial Ltda (**)	-	2	-	-	-	-	-	-
Ripasa S.A Celulose e Papel (**)	-	-	-	-	-	4,586	-	-
Siderúrgica Barra Mansa S.A. (**)	-	28	-	-	-	-	-	-

Energy purchases in the free market
NC Energia S.A.	2,238	2,055	-	-	24,961	23,652	1,146	-
Vale S.A	-	-	-	-	-	-	8,994	466
Vale Energia S.A.	-	-	1,348	-	-	-	26,613	-
Cemig Geração e Transmissão S.A. (**)	-	-	-	-	-	-	-	906
Votener - Votorantim Comercializadora de Energia Ltda (**)	-	-	-	-	-	21,555	-	1,964

Materials and Service Provision
Brasil Telecom S.A.	-	-	-	56	-	-	831	1,088
Camargo Corrêa Cimentos S.A.	-	-	2	3	-	-	20	222
Camargo Corrêa Geração de Energia S.A.	5	-	-	-	42	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	-	-	-	-	-	-	-	221
Essencis Co-Processamento Ltda	-	-	-	-	-	-	-	21
Essencis Remediação S.A.	-	-	-	-	-	-	-	25
Essencis Soluções Ambientais S.A.	-	-	-	-	-	-	-	56
Petroflex Ind. E Com. S.A.	-	-	-	-	-	-	-	4,316
Companhia Brasileira de Aluminio (**)	-	-	-	-	-	-	-	3,002
Ripasa S.A. Celulose e Papel (**)	-	-	-	-	-	47	-	-
Tivit Terceirização de Tecnologia e Serviços S.A. (**)	-	-	-	348	-	-	-	4,440

Other revenue
Brasil Telecom S.A.	890	-	-	-	9,794	10,499	-	-

Property, plant and equipment acquisition
Celesc - Centrais Elétricas Sta Catarina	469	-	-	-
Construções e Comércio Camargo Correa S.A. (***)	26,324	139,091	1,471	561
Anfreixo S.A. (**)	-	7	-	-
Camargo Corrêa Equipamentos e Sistemas S.A. (**)	-	4,998	-	346
Cimento Rio Branco S.A. (**)	-	-	-	6
Companhia Brasileira de Aluminio (**)	-	880	-	-
Siderúrgica Barra Mansa S.A. (**)	-	1,684	-	-
Votorantim Cimentos Brasil Ltda (**)	-	17,658	-	6

(*) Cost value, both for loans and for derivatives
(**) At December 31, 2009, it does not classify as a related party
(***) In 2008, R$ 11,187 relates to advance to supplier.

29.2 Transactions between related parties involving subsidiaries and jointly-controlled:

	Assets		Liabilities		Revenue		Expense

	2009	2008	2009	2008	2009	2008	2009	2008

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	1	150	141	-	-	1,440	1,703
Companhia Piratininga de Força e Luz	-	-	27	20	-	-	219	382
CPFL Comercialização Brasil S.A	-	-	14	15	-	29	182	228
CPFL Geração de Energia S.A.	-	-	-	-	-	-	(30)	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	7	-	-	-	77	76

Intercompany loans
Centrais Elétricas da Paraiba S.A.	-	-	-	-	165	-	-	-
CPFL Atende Centro de Cont. e Aten. Ltda	6,238	1,045	-	-	465	14	-	-
CPFL Bioenergia S.A.	14,422	-	-	-	391	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	1,630	-	-	-	13	-	-	-

Dividend / Interest on shareholders' equity
Companhia Jaguari de Energia	5,763	-	-	-	-	-	-	-
Companhia Jaguari Geração de Energia	5,011	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	5,686	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	26,375	22,336	-	-	4,908	-	-	-
Companhia Leste Paulista de Energia	13,889	-	-	-	2,778	-	-	-
Companhia Paulista de Força e Luz	267,991	289,654	-	-	30,464	-	-	-
Companhia Piratininga de Força e Luz	181,940	127,922	-	-	14,120	-	-	-
Companhia Sul Paulista de Energia	12,516	-	-	-	2,312	-	-	-
CPFL Comercialização Brasil S.A	109,466	123,918	-	-	-	-	-	-
CPFL Geração de Energia S.A.	151,008	244,332	-	-	69,827	-	-	-
CPFL Planalto Ltda	4,152	-	-	-	-	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	3,648	-	-	-	1,740	-	-	-
Perácio Participações S.A.	-	17,660	-	-	-	-	-	-
Rio Grande Energia S.A.	121,436	59,110	-	-	72,162	-	-	-

Advance to future capital increase
CPFL Jaguariúna S.A.	140	-	-	-	-	-	-	-
Perácio Participações S.A.	-	409,310	-	-	-	-	-	-

Other
Perácio Participações S.A.	-	4,233	-	-	-	-	-	-

30.INSURANCE

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies cover the following:

DESCRIPTION	TYPE OF COVER	2009	2008

Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery
	breakdown, Electrical Damage and	3,935,861	3,984,443
	Engeneering Risk
Transport	National Transport	101,000	75,600
Stored Materials	Fire, Lightning, Explosion and Robbery	30,423	27,830
Vehicles	Comprehensive Cover	2,138	6,886
Civil Liability	Electric Energy Distributors	19,996	19,999
Personnel	Group Life and Personal Accidents	76,617	125,544
Other	Operational risks and other	125,048	529,740

Total		4,291,083	4,770,042

Information not examined by the independent auditors.

The amounts for 2009 and 2008 include the risk cover in relation to CPFL Energia’s participation in the generation projects.

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

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital and, (iii) other credits (Note 11).

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

b) Risk Considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk arises from the possibility that the Company may incur losses and cash constraints on accounts due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

Additionally, the Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the subsidiaries, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The Company and its subsidiaries has loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company is exposed. Historically, the financial instruments contracted by the Company supported by these tools have produced adequate risk mitigation results. It is important to stress that the Company contracts derivatives always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. Furthermore, the Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly has internal control policies that aim for a strict control environment to minimize the exposure to risks.

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the contractual conditions, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value, which may be compared to the amounts raised in the market, as of December 31, 2009 and 2008, as follows:

	2009		2008

	Accounting		Accounting
	balance	Fair value	balance	Fair value

Loans and financing (note 15)	(3,206,326)	(2,958,353)	(2,946,401)	(2,750,478)
Debentures (note 16)	(3,351,478)	(3,392,071)	(2,709,078)	(2,735,823)

Total	(6,557,804)	(6,350,424)	(5,655,479)	(5,486,301)

d) Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge amount compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company are fully aligned with the debts protected, and in order to improve financial reporting by mitigating volatility in the statement of income caused by measuring related assets and liabilities differently, the respective debts were designated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company does not use hedge accounting for derivative operations.

The swap transactions of the Company as of December 31, 2009 are shown below:

	Market values (book values)

	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market

Company / strategy / Counterparts

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	-	(8,250)	(8,250)	(1,155)	(7,095)	yen	Jan, 2012	376,983	Over-the-counter
Banco do Brasil	-	3,725	3,725	4,665	(940)	yen	Jan, 2011	79,466	Over-the-counter

CPFL Geração
Banco do Brasil	7,836	(6,542)	1,294	5,687	(4,393)	yen	Apr, 2010 to Jan, 2011	486,760	Over-the-counter

Subtotal	7,836	(11,067)	(3,231)	9,197	(12,428)

Derivatives for protection of debts not designated at fair value
Exchange variation hedge

CPFL Paulista
HSBC	-	(154)	(154)	(178)	24	dollar	Apr, 2010	22,474	Over-the-counter
Santander	-	11	11	-	11	dollar	Apr, 2010	8,646	Over-the-counter

CPFL Geração
Bradesco	-	(442)	(442)	(515)	73	dollar	Mar, 2010	64,548	Over-the-counter
Santander	-	(8)	(8)	(9)	1	dollar	Mar, 2010	1,108	Over-the-counter
Itau BBA	-	(17)	(17)	(18)	1	dollar	Jan, 2010 to Feb, 2010	2,237	Over-the-counter

Hedge interest rate variation (1)

CPFL Energia
Citibank	252	(1,056)	(804)	128	(932)	CDI + spread	Mar, 2010 to Sep, 2014	450,000	Over-the-counter

RGE
Santander	481	(54)	427	167	260	CDI	Jan, 2010 to Dec, 2013	280,000	Over-the-counter
Citibank	107	(59)	48	15	33	CDI	Jun, 2010 to Dec, 2013	100,000	Over-the-counter

Hedge interest rate variation (2)

CPFL Geração
Unibanco	-	50	50	(33)	83	IGP-M	Jun, 2010	25,701	Over-the-counter
Santander	-	45	45	(35)	80	IGP-M	Jun, 2010	25,701	Over-the-counter
HSBC	-	45	45	(35)	80	IGP-M	Jun, 2010	25,701	Over-the-counter

Subtotal	840	(1,639)	(799)	(513)	(286)

Total	8,676	(12,706)	(4,030)	8,684	(12,714)

Current	795	(7,012)
Noncurrent	7,881	(5,694)

Total	8,676	(12,706)

* For further details of terms and information about debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as the derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)

Company	Hedged risk / Operation	Account	2009	2008

CPFL Energia	Exchange variation	Financial expense - Swap transactions	-	1,055
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	136	(412)
CPFL Energia	Mark to market	Financial expense - Adjustment to fair value	228	515
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(230,440)	215,224
CPFL Paulista	Mark to market	Financial expense - Adjustment to fair value	49,810	(53,067)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	(218)	13,428
CPFL Piratininga	Mark to market	Financial expense - Adjustment to fair value	(126)	126
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(274,350)	277,430
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(1,305)	381
CPFL Geração	Mark to market	Financial expense - Adjustment to fair value	11,157	(11,104)
RGE	Exchange variation	Financial expense - Adm other financial exp	(11,743)	16,153
RGE	Interest rate variation	Financial expense - Adm other financial exp	514	302
RGE	Mark to market	Financial expense - Derivatives adjust fair value	198	251

			(456,139)	460,282

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 151,567 (R$ 73,848 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 26,345 for the year (loss of R$ 32,572 in 2008).

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 538,166. As a hedge against exchange exposure, the subsidiary contracted derivatives used as a hedge directly tied to the indebtedness of R$ 487,202. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 31,260 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

e) Sensitivity Analysis

In compliance with CVM Instruction 475/08, the Company performed sensitivity analysis of the main risks to which its consolidated financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange rate exposure as of December 31, 2009 were maintained, the simulation of the effects on the consolidated financial statements by type of financial instrument for three different scenarios would be:

			Exchange	Exchange	Exchange
Instruments	Exposure	Risk	depreciation of	depreciation of	depreciation of
			9%*	25%**	50%**

Financial asset instruments	28,071	apprec.dollar	2,421	7,018	14,036
Financial liability instruments	(192,605)	apprec.dollar	(16,614)	(48,151)	(96,303)
Derivatives - Plain Vanilla Swap	100,670	apprec.dollar	8,684	25,168	50,335

	(63,864)		(5,509)	(15,965)	(31,932)

Financial liability instruments	(1,095,103)	apprec.yen	(94,466)	(273,776)	(547,552)
Derivatives - Plain Vanilla Swap	1,095,103	apprec.yen	94,466	273,776	547,552

	-		-	-	-

	(63,864)		(5,509)	(15,965)	(31,932)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of December 31, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 9.88% p.a.; IGP-M of -1.72% p.a.; TJLP of 6.13% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 481,115. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would be as follows:

				Raising index by	Raising index by
Instruments	Exposure	Risk	Scenario I*	25%**	50%**

Financial asset instruments	2,007,257	CDI variation	9,636	49,579	99,159
Financial liability instruments	(4,069,014)	CDI variation	(19,531)	(100,506)	(201,009)
Derivatives - Plain Vanilla Swap	(1,223,273)	CDI variation	(5,872)	(30,214)	(60,431)

	(3,285,030)		(15,767)	(81,141)	(162,281)

Financial liability instruments	101,432	IGP-M variation	6,553	436	872
Derivatives - Plain Vanilla Swap	(113,552)	IGP-M variation	(7,336)	(489)	(976)
	23,470		1,516	101	202

	11,350		733	48	98

Financial liability instruments	(2,528,496)	TJLP variation	3,286	(38,738)	(77,519)
Financial liability instruments	(30,257)	Interest at pre-fixed rates	(1,362)	(1,362)	(1,362)

	(5,832,433)		(13,110)	(121,193)	(241,064)

* In accordance with exchange graphs contained in information provided by the BM&F
** In compliance with CVM Instruction 475/08

32.COMMITMENTS

The Company’s commitments under long-term energy purchase contracts and power plant construction projects are as follows:

	Duration	2010	2011	2012	2013	Thereafter	Total

Energy purchase contracts (except Itaipu)	2 to 20 years	4,585,446	4,645,256	4,900,929	5,336,689	61,996,960	81,465,280
Itaipu	20 years	1,167,160	1,245,007	1,277,796	1,316,834	17,915,034	22,921,831
Power plant construction projects (a)	2 to 31 years	289,108	49,040	24,399	24,660	239,546	626,753

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share, public utilities liabilities, and bank guarantees relating to the jointly-controlled under development companies described in Note 1.

33.RELEVANT FACT

EPASA

On December 28, 2009, the indirect subsidiary EPASA entered into a long term financing agreement with Banco do Nordeste S.A. (“BNB”) for an estimated amount of R$ 214 million, which will be used to purchase imported equipment relating to the project to build UTE Termoparaíba and UTE Termonordeste thermoelectric power plants, the first installment of which is scheduled for release in the first half of 2010. The main conditions of this loan are: i) 14 year term (with a 3 year grace period); ii) interest of 10% p.a., with a discount of 15% as a performance bonus, that is, it could reach 8.5% p.a.; and iii) during the grace period, the interest calculated is to be capitalized and paid monthly together with the principal after the end of the grace period.

34.SUBSEQUENT EVENTS

Subsequent events with a December 31, 2009 impact were considered through the date of the issuance of the Brazilian GAAP Financial Statements approved on February 8, 2010. There were no subsequent events that would require adjustment on financial statements after February 8, 2010.

34.1 Tariff adjustment

On February 3, 2010, by Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, as shown in the following table:

	CPFL Santa	CPFL	CPFL	CPFL Leste	CPFL Sul
	Cruz	Jaguari	Mococa	Paulista	Paulista

Verified Revenue	221,437	88,633	56,218	91,434	101,099

Sector Charges	31,038	18,405	7,646	11,843	16,653
Purchase of Electric Energy	93,597	41,422	23,124	11,730	41,132
Energy Transmission	25,155	12,919	7,356	27,784	14,641

Parcel A	149,790	72,746	38,126	51,357	72,426
Parcel B	75,845	21,036	20,425	34,301	33,026

Income Required (Parc. A + B)	225,635	93,782	58,551	85,658	105,452

Financial Components	18,485	(609)	(102)	(5,903)	1,431

CVA	(1,851)	(299)	(154)	(2,534)	120
Overcontracting	(1,591)	(419)	(275)	(921)	(350)
Advances	23,504	124	374	1,223	1,644
Low Income Subsidy	2,478	91	262	234	277
Discounts on TUSD and Irrigation Subsidy	(315)	-	(101)	(115)	544
Connection and Frontier Charges	(154)	122	(49)	(178)	(112)
Recalculation of 2008 Tariff Review	(21)	(247)	(110)	(123)	137
CCEAR exposure	(279)	-	-	-	-
Other components	(3,286)	19	(49)	(3,489)	(829)

Financial Repositioning	1.90%	5.81%	4.15%	-6.32%	4.30%
Financial Components	8.19%	-0.65%	-0.17%	-6.89%	1.36%
Total Repositioning	10.09%	5.16%	3.98%	-13.21%	5.66%

X Factor	-2.15%	-0.34%	-2.33%	-1.12%	-1.30%

Effect perceived by consumers	-2.53%	3.67%	3.24%	-8.47%	4.94%

Ratification Resolution - ANEEL	935/2010	937/2010	936/2010	939/2010	933/2010

34.2 CERAN – Sale of Carbon Credits

On January 14, 2010, the indirect subsidiary CERAN and Electrabel NV/S.A., a holding of the GDF SUEZ group, signed a purchase and sales agreement for Emission Reduction Certificates (ERCs). The operation covers a total of 900 thousand ERCs of CO2 to be generated up to the end of 2012 by the 14 de Julho HEP, and will be accounted from 2010 to 2013, in accordance with annual proof of the reductions foreseen in the contract. The value of the transaction is approximately R$ 23 million.

34.3 Addendum to the Concession Contracts of the Distributors of Electric Energy

On February 2, 2010, at an Ordinary Public Meeting, ANEEL approved a proposal for an addendum to the concession contracts of the distributors of electric energy. This addendum changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variation on Sectorial Charges from the calculation base when calculating the Annual Tariff Adjustment - IRT.

The managements of the Company and its distribution subsidiaries are in the process of analyzing the addendum, after which it will be submitted to the respective Boards of Directors for deliberation.

Even though the addendum has not yet been approved, the new methodology was applied in calculating the tariff adjustments made in February 2010, established preliminarily for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista. The remaining distribution subsidiaries will be affected at the time of each tariff adjustment.

34.4 Merger of shares

On March 26, 2010, the Company published a call notice for an annual shareholders' meeting that will be held on April 26, 2010.  The call notice anticipates the approval to the merger of minority-held shares of the following subsidiaries: (i) Companhia Leste Paulista de Energia; (ii) Companhia Jaguari de Energia; (iii) Companhia Sul Paulista de Energia; (iv) Companhia Luz e Força de Mococa; (v) Companhia Jaguari de Geração de Energia; (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A.; and (vii) Companhia Luz e Força Santa Cruz.

Due to the incorporation of shares described above, the Board of Directors proposes to the shareholders, a capital stock increase in the total amount of R$ 52,249, through the issuance of 1,226,192 new common shares to be integrated with the subsidiaries' shares incorporated in the Company's equity.  If approved, CPFL Energia will hold 100% of the capital stock of these 7 subsidiaries.

34.5 CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra

In March, 2010, it was executed a partnership agreement with Grupo Pedra Agroindustrial to develop three thermal power plants powered by sugarcane waste and straw: UTE Bio Buriti, UTE Bio Ipê and UTE Bio Pedra, located in Buritizal, Nova Independência and Serrana, respectively, in the State of São Paulo. The aggregate potential installed capacity of these three projects is 145 MW and the operations are scheduled to commence in June 2011 for the UTEs Bio Buriti (50 MW) and Bio Ipê (25 MW) and April 2012 for the UTE Bio Pedra (70 MW).

The agreement with Grupo Pedra Agroindustrial was signed by the subsidiaries CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra, created in 2010 to develop electric energy generation projects from biomass. The subsidiary CPFL Brasil holds 100% of the total capital of these subsidiaries.

35. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ADOPTED IN BRAZIL (“BRAZILIAN ACCOUNTING PRINCIPLES”) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The accompanying consolidated financial statements are prepared in accordance with Brazilian Accounting Principles, which differs in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders’ equity of the differences between Brazilian Accounting Principles and U.S. GAAP for each of the three years 2009, 2008 and 2007 and as of December 31, 2009 and 2008.

I - Reconciliation of the differences between U.S. GAAP and Brazilian Accounting Principles

	2009	2008	2007

Net income under Brazilian Accounting Principles	1,286,470	1,275,692	1,640,727

Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(2,720)	(1,747)	(3,305)
Interest capitalized under U.S. GAAP	30,475	30,514	32,577
Reversal of depreciation of capitalized interest under Brazilian Accounting Principles	789	730	627
Depreciation of capitalized interest under U.S. GAAP	(9,606)	(7,798)	(7,917)
Effect of disposals on capitalized interest	(235)	(255)	(279)
Capitalization of administrative costs:
Reversal of administrative expenses capitalized under Brazilian Accounting Principles	(48,898)	(40,080)	(48,247)
Reversal of depreciation of capitalized administrative costs under Brazilian Accounting Principles
	10,938	8,038	6,873
Effect of disposals on capitalized administrative costs	202	196	141
Monetary restatement 1996 and 1997:
Depreciation of monetary restatement under U.S. GAAP	(216)	(223)	(224)
Effect of disposals on monetary restatement	(14)	(17)	(14)
Accounting for the effects of regulation:
Reversal for expenditure on research and development and energy efficiency programs	-	-	48,517
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	648	5,090	539
Effect of disposals of property, plant and equipment	(18,268)	(12,118)	(13,081)
Reversal of intangible assets of concession under Brazilian Accounting Principles	186,899	192,029	176,306
Amortization of intangible assets of concession under U.S. GAAP	(218,072)	(218,072)	(209,761)
Amortization of lease agreement intangible under U.S. GAAP	(18,616)	(18,616)	(18,616)
Reversal of deferred tax expense related to the amortization of merged goodwill recorded
under Brazilian Accounting Principles	71,202	66,091	46,025
Accounting for the leasing transactions:
Reversal of revenues recorded under Brazilian Accounting Principles, net of taxes on
revenues	(353,554)	(322,878)	(298,903)
Recognition of income on the investment in direct financing lease under U.S. GAAP, net of taxes
on revenues	308,661	278,874	257,064
Reversal of depreciation recorded under Brazilian Accounting Principles	22,909	22,728	22,892
Deferred costs:
Operating expenses – amortization of preoperating expenses capitalized under Brazilian
Accounting Principles, net	4,109	14,853	1,078
Pension and other benefits:
Difference in actuarial liability	195	5,777	5,992
Financial Instruments:
Adjustment to record loans and financing at amortized cost	50,016	(49,316)	(7,742)
Amortization of loan guarantees	(3,266)	(3,426)	(5,595)
Founder shares	(4,292)	-	(5,237)
U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries	4,292	(4,206)	11,839
Other	(88)	(105)	3,152
Deferred income and social contribution taxes effect on the above adjustments	(10,932)	15,487	42,221
Effect of above adjustments on noncontrolling interest	1,216	(2)	(2,287)
Reclassification of noncontrolling interest according to U.S.GAAP
Noncontrolling interest recorded under Brazilian Accounting Principles	14,612	9,769	5,194
U.S.GAAP adjustments on Noncontrolling interest	(1,216)	2	2,287

Net income under U.S. GAAP	1,303,640	1,247,011	1,682,843
Net income attributable to noncontrolling shareholders	13,396	9,771	7,481
Net income attributable to CPFL Energia	1,290,244	1,237,240	1,675,362

Other comprehensive income (loss) – post-retirement benefit obligation, net of tax effects	214,258	(360,444)	(6,184)

Comprehensive income under U.S. GAAP	1,517,898	886,567	1,676,659
Comprehensive income attributable to noncontrolling shareholders	13,396	9,771	7,481
Comprehensive income attributable to CPFL Energia	1,504,502	876,796	1,669,178

Weighted average number of common shares outstanding — basic and diluted	479,910,938	479,910,938	479,910,938
Earnings per share - basic and diluted	2.689	2.578	3.491

	2009	2008

Shareholders’ equity under Brazilian Accounting Principles	5,082,942	5,018,619
Capitalization of interest costs:
Reversal of capitalized interest under Brazilian Accounting Principles	(37,819)	(35,184)
Reversal of accumulated depreciation recorded under Brazilian Accounting Principles	19,766	19,036
Capitalization of interest under U.S. GAAP	275,894	245,920
Accumulated depreciation	(65,796)	(56,430)
Administrative costs capitalized under Brazilian Accounting Principles:
Reversal of capitalized administrative costs recorded under Brazilian Accounting Principles	(257,628)	(209,008)
Reversal of accumulated depreciation	37,688	26,826
Monetary restatement of 1996 and 1997:
Monetary restatement recorded under U.S. GAAP	12,749	12,785
Accumulated depreciation	(7,514)	(7,320)
Business combinations and goodwill:
Basis differences:
Property, plant and equipment – cost	1,023,358	1,005,342
Accumulated depreciation	(312,336)	(276,700)
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles	(3,693,398)	(3,761,459)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other"
noncurrent asset	12,828	12,828
Reversal of accumulated amortization	1,510,437	1,374,977
Recognition of intangible asset of concession under U.S. GAAP	5,705,283	5,679,070
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(2,132,705)	(1,896,018)
Reversal of tax benefit of the merged goodwill recorded under Brazilian Accounting Principles	(1,004,462)	(962,830)
Reversal of amortization of tax benefit of the merged goodwill recorded under Brazilian Accounting
Principles	284,309	213,107
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	446,379	488,369
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(943,350)	(940,455)
Reversal of accumulated depreciation	264,119	241,218
Deferred costs:
Reversal of preoperating expenses capitalized under Brazilian Accounting Principles	(37,015)	(37,015)
Reversal of amortization of preoperating expenses capitalized under Brazilian Accounting
Principles	26,280	22,171
Pension and other benefits:
Difference in actuarial liability	35,822	(289,006)
Financial Instruments:
Adjustment to record loans and financing at amortized cost	(5,575)	(55,591)
Accumulated amortization of loan guarantees	(21,098)	(17,832)
Founder shares	(9,529)	(5,237)
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries consolidated
proportionally under Brazilian Accounting Principles	(23,681)	(27,973)
U.S. GAAP adjustments on investment at cost	(116,477)	(115,283)
Reversal of proposed dividends	655,017	606,105
Other	(2,263)	(2,167)
Deferred income and social contribution taxes effect on the above adjustments	(518,002)	(396,694)
Effect of the above adjustments on noncontrolling interest	78,773	77,559
Reclassification of noncontrolling interest according to U.S.GAAP
Noncontrolling interest recorded under Brazilian Accounting Principles	85,041	88,332
U.S.GAAP adjustments on Noncontrolling interest	(78,773)	(77,559)

Shareholders’ equity under U.S. GAAP	6,785,718	6,458,957

Shareholders’ equity attributable to noncontrolling shareholders	6,268	10,773
Shareholders’ equity attributable to CPFL Energia	6,779,450	6,448,184

II – Statement of changes in shareholders’ equity in accordance with U.S. GAAP

	Total
	shareholders'	Noncontrolling
	equity	Interest	Total Equity

Total equity under U.S. GAAP at December 31, 2006	6,781,355	1,508	6,782,863

Net income for the year	1,675,362	7,481	1,682,843
Pension plan, net of tax benefits of R$ 3,197	(6,184)	-	(6,184)

Comprehensive income	1,669,178	7,481	1,676,659
Capital increase due to acquisition of noncontrolling interest	5,513	(3,017)	2,496
Acquisition of noncontrolling interest in business combinations	-	14,007	14,007
Lapsed dividend	-	16	16
Distributions to shareholders	(1,564,285)	(9,053)	(1,573,338)

Total equity under U.S. GAAP at December 31, 2007	6,891,761	10,942	6,902,703
Net income for the year	1,237,240	9,771	1,247,011
Pension plan, net of tax benefits of R$ 185,683	(360,444)	-	(360,444)

Comprehensive income	876,796	9,771	886,567

Lapsed dividend	92	7	99
Distributions to shareholders	(1,320,465)	(9,947)	(1,330,412)

Total equity under U.S. GAAP at December 31, 2008	6,448,184	10,773	6,458,957

Net income for the year	1,290,244	13,396	1,303,640
Pension plan, net of tax expense of R$ 110,375	214,258	-	214,258

Comprehensive income	1,504,502	13,396	1,517,898
Transfer of shares to noncontrolling shareholders	-	2,602	2,602
Lapsed dividend	4,541	6	4,547
Distributions to shareholders	(1,177,777)	(20,509)	(1,198,286)

Total equity under U.S. GAAP at December 31, 2009	6,779,450	6,268	6,785,718

Accumulated other comprehensive income (loss),
net of tax expense of R$ 84,796 at December 31, 2007	164,602	-	164,602
net of tax benefits of R$ 100,887 at December 31, 2008	(195,842)	-	(195,842)
net of tax expense of R$ 9,488 at December 31, 2009	18,416	-	18,416

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

Under U.S. GAAP, interest incurred on borrowings is capitalized by the weighted average cost, to the extent that borrowings do not exceed construction in progress. Interests on shareholders’ funds are not capitalized. Under U.S. GAAP, the amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

b) Capitalization of Administrative Costs

Under Brazilian Accounting Principles, from 2005 up to 2007, administrative expenses incurred in connection with the development of fixed assets were capitalized by apportioning personnel expenses based on the time spent on the activities linked to the investments. From January 1,

2008, the Company reverted to policies consistent with those used prior to March 2002 (in 2003 and 2004 the administrative expenses were not capitalized), pursuant to which administrative expenses are capitalized by apportioning 10% of the expenses on personnel and outsourced services related to the development of fixed assets. Capitalization of administrative and overhead costs to fixed assets is not accepted under U.S. GAAP and consequently, the effects have been reversed in the U.S. GAAP reconciliation.

c) Monetary restatement of 1996 and 1997

As mentioned in Note 2.1. f, under Brazilian Accounting Principles, the Company was required to discontinue accounting for the effects of inflation in Brazil as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities at that date became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997, and consequently, the Company continued to record the effects of inflation using the Market General Price Index (IGP-M) up to 1997.

The U.S. GAAP income adjustment represents the depreciation of the monetary restatement and disposals of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

d) Accounting for the Effects of Regulation

The accounting for the effects of regulation consists of:

• Regulatory assets and liabilities:

Under Brazilian Accounting Principles, the Company is required to recognize regulatory assets and liabilities that will be settled in the future through a tariff mechanism (note 3). Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is an expectation that it will be included in the next tariff adjustment, which is performed by ANEEL on an annual basis. All regulatory assets and liabilities, as described in note 3, refers to (i) costs that will be recovered (or reimbursed to the consumers) through a tariff mechanism, or (ii) deferred income.

Under U.S. GAAP, deferred income is not expected to be recovered in a period longer than 24 months. For the years 2007, 2008, 2009 the deferred income was expected to be recovered in a period less than 24 months, therefore, there was no adjustment related to the accounting effects of regulation.

• Research and development and energy efficiency programs:

The Company is obliged to invest, through its subsidiaries, 1% of the Net Operating Revenue in research and development and energy efficiency programs. This revenue is recorded on invoicing by the concessionaires, which also establish a liability in respect of expenditures not yet incurred for these programs, as mentioned in note 21.

A portion of the amounts realized included amounts that were capitalized in the earlier years of the concession agreement. In accordance with U.S. GAAP, the amount invoiced is recognized in income (loss) only when the expense incurred for these programs is recognized, including the effects of the amounts capitalized, so as to eliminate all the effects on the Company’s income (loss).

In its Official Letter No. 2,409/2007, ANEEL established additional guidelines and rules to be applied to 2007’s year ended closing, which made reference to the fact that research and development resources are those established through the tariff rate setting process.

Accordingly, the US GAAP adjustment until 2006 referred to the reversal of the income corresponding to the expenditure capitalized with the research and development and energy efficiency programs, and the income statement impact of the recovery of such research and developments costs was only recognized on amortization of these assets.

Based in ANEEL’s Official Letter, the Company’s management considers that the amounts capitalized in the earlier years of the concession for purposes of Brazilian Accounting Principles were investments made by the Company, and the provisions recorded under U.S. GAAP should be completely reversed in 2007’s income statement. Accordingly, there are no difference between Brazilian Accounting Principles and U.S. GAAP regarding research and development and energy efficiency programs for periods after 2007.

e) Business Combinations and Goodwill

Before Law nº 11,638/07, according to the accounting practice adopted in Brazil on the acquisition of subsidiaries, the difference between the purchases price paid and the book value was recorded as goodwill, which was amortized on a straight-line basis over a ten-year period if supported by projections of future profitability. If the fair value of the property, plant and equipment of the acquired company exceeds the book value, the goodwill relating to this excess was amortized over the remaining useful lives of the related assets. Companies also had the option to amortize goodwill over the remaining term of the related concession. If the goodwill did not fall into one of the above categories, it was written off. The acquirer was permitted to defer amortization of goodwill for several months until the acquired company become operational.

The enactment of Law nº 11,638/07 and the publication of accounting pronouncements as “CPC 04 – Intangible Assets” and “CPC 13 - Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08”, modified the Brazilian Accounting Principles regarding this matter basically through the recognition of a new subgroup under Noncurrent Assets called “Intangibles” (note 2.1. g) which comprises (i) intangible assets with finite useful lives subject to amortization (i.e. the right to exploit the concession), and (ii) intangible assets with indefinite useful lives subject annually to an impairment test (i.e. goodwill).

Pursuant to the new law, the goodwill that was related to the right to exploit the concession was reclassified to “intangible” with finite useful life and continues to be amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee, as required by ANEEL.

Under U.S. GAAP, business combinations are accounted for by the purchase method of accounting. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Business combinations completed in fiscal years beginning after December 15, 2008 are accounted for under acquisition method which requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value”. It also requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. Further, when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class.

Under U.S. GAAP, the Company recorded a separately identifiable intangible, representing the right to exploit the concession, similar to the new criteria established under Brazilian Accounting Principles. However it was calculated on the date of acquisitions based on models that discount the concession’s future cash flows to present value.

Additionally, under Brazilian Accounting Principles, up to 2003, this intangible was amortized by the straight line method and since 2004 it has been amortized proportionally to the future projected net income for the remaining term of the concession contract of each investee. However, under U.S. GAAP, the intangible asset has been amortized based on the straight line method.

As part of the purchase price allocation under U.S. GAAP, only R$ 7,777 was attributed to goodwill.

Consequently, the U.S. GAAP adjustments represent the reversal of the intangible and related amortization recorded under Brazilian Accounting Principles, and the recognition and amortization of the fair value adjustments as required by the purchase method.

Under U.S GAAP, goodwill is no subject to amortization over its estimated useful life, but rather is subject to at least an annual assessment for impairment by applying a fair-value-based test.

Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination after reducing to zero the amounts that otherwise would have been assigned to certain acquired assets. The Company has performed the annual impairment test of indefinite lived intangible assets, including goodwill, required under U.S. GAAP as of December 31, 2009, and determined that no impairment was required.

• 2009 – Acquisition of wind power companies

In 2009, the Company acquired 100% of capital shares of Santa Clara I Energias Renováveis Ltda., Santa Clara II Energias Renováveis Ltda., Santa Clara III Energias Renováveis Ltda., Santa Clara IV Energias Renováveis Ltda., Santa Clara V Energias Renováveis Ltda., Santa Clara VI Energias Renováveis Ltda. and Eurus VI Energias Renováveis Ltda. (jointly, the “Wind Power Companies”).

The Wind Power Companies have the specific purpose of developing and operating certain wind generation plants, classifiable as “new ventures” for electricity sector regulation purposes. The aggregate cost of this acquisition was USD 16 million which amounted R$ 28,643 after currency translation.

Under U.S. GAAP, the Company has recorded such acquisition based on the full fair value of the assets acquired and liabilities assumed in accordance with the acquisition method of accounting.

The fair values of the consolidated assets acquired and liabilities assumed at the acquisition date are summarized in the table below:

	Santa	Santa	Santa	Santa	Santa	Santa	Eurus
	Clara I	Clara II	Clara III	Clara IV	Clara V	Clara VI	VI

Current	10	10	10	10	10	10	10
assets
Intangible	4,571	4,571	4,571	4,571	4,571	4,571	1,147

assets
Total assets
acquired	4,581	4,581	4,581	4,581	4,581	4,581	1,157
Total
liabilities
assumed	-	-	-	-	-	-	-

Net assets
acquired	4,581	4,581	4,581	4,581	4,581	4,581	1,157

2007 – Acquisition of CPFL Jaguariúna (former CMS Brasil)

In June 2007, the Company acquired 100% of CPFL Jaguariúna’s total capital comprising of 94,810,080 common shares and 94,810,080 preferred shares. The total cost of this acquisition was USD 211 million which amounted to R$ 411,943 after currency translation and other direct costs.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting.

The fair values of the consolidated assets acquired and liabilities assumed at the acquisition date are summarized in the table below:

CPFL
Jaguariúna

Current assets	2,818
Noncurrent assets	766
Investment on subsidiaries (i)	418,941

Total assets acquired	422,525

Current liabilities	10,582
Noncurrent liabilities	-

Total liabilities assumed	10,582

Net assets acquired	411,943

Fair value of CPFL Jaguariúna’s subsidiaries:

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
Fair value of assets
acquired	103,820	119,826	71,785	51,644	55,449	(53)	8,693	411,164
Purchase price paid	103,820	119,826	71,785	51,644	55,449	(53)	16,470	418,941

Goodwill	-	-	-	-	-	-	7,777	7,777

Under U.S. GAAP, the purchase price allocation for this acquisition resulted in the identification of R$ 7,777 related to the goodwill.

f) Accounting for Lease transactions

The adjustment under this caption primarily represents difference in accounting for Serra da Mesa Lease Agreement. As described in Note 1.2, the Company has entered into a 30-year lease agreement relating to the Serra da Mesa power plant under which Furnas holds the concession and operates the plant, and is entitled to 48.46% of the related output. In exchange for the use of the plant, the Company receives 51.54% of the assured energy of the plant. The Company has entered into a 15-year sales agreement to sell back its parcel of the energy generated by the plant to Furnas for a fixed initial price, adjusted annually by inflation (IGP-M). Under U.S. GAAP, this transaction is classified as a direct-financing lease. Consequently, under U.S. GAAP, the power plant is removed from the Company’s financial statements and an investment in the lease is recorded. The unearned income is amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The investment in the lease is adjusted annually for inflation. Therefore, the contingent rentals for 2009, 2008 and 2007 were R$ 235,581, R$ 204,582 and R$ 180,846, respectively. The assets relating to this lease are presented separately in Note 12.

Following are the components of the net investment for leasing transactions that are classified as a direct finance lease under U.S. GAAP:

	Year ended December 31,

	2009	2008

Net investment in direct financing lease - current	46,813	43,559
Net investment in direct financing lease - noncurrent	399,566	444,810

Total net investment in direct financing lease	446,379	488,369

Minimum lease payments receivable (*)	5,975,547	5,764,167
Less: Unearned income	(5,529,168)	(5,275,798)

Total net investment in direct financing lease	446,379	488,369

(*) At December 31, 2009, minimum lease payments for each of the five succeeding fiscal years are as follows: R$ 353,554 in 2010, R$ 353,554 in 2011, R$ 354,522 in 2012, R$ 353,554 in 2013 and R$ 353,554 in 2014.

g) Deferred Costs

Before Law 11,638/07, the Company capitalized certain preoperating, research and development costs under Brazilian Accounting Principles. Under U.S. GAAP, these costs are recorded as expenses when incurred. The U.S. GAAP adjustment represents the reversal of deferred costs capitalized and the related amortization recorded under Brazilian Accounting Principles.

According to Law 11,638/07, beginning in 2009, the Brazilian Accounting Principles is similar to U.S. GAAP, and the deferral of costs is no longer permitted. However, the remaining balance as of December 31, 2008 will continue to be amortized over its remaining life.

h) Pension and Other Benefits

Under Brazilian Accounting Principles, until December 31, 2000, pension plan and other benefits were recognized on a cash basis except for CPFL Paulista, CPFL Piratininga and CPFL Geração. With the enactment of CVM Resolution No. 371/00, as of December 31, 2001, companies were required to record pension and post-retirement benefits on an accrual basis. The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

U.S. GAAP requires recognition of costs on a more comprehensive accrual basis and the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations and plan assets, and all the changes in that funded status to be recognized through comprehensive income. U.S. GAAP also requires the measurement date of plan assets and obligations to be the date of the employer's fiscal year end, and requires for additional annual disclosures. The incremental disclosures are presented in Note 35 (IV-a).

i) Financial Instruments

i. Fair value measurements

The Company recognizes derivatives, specific foreign currency debts, financial guarantees and founder shares at the date of issuance at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

U.S. GAAP provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. It has been effective since January 1, 2008 for all financial assets and liabilities as well as other non-financial assets and liabilities that are regularly recorded at fair value, and applies to the remaining assets and liabilities recorded at fair value for periods after December 31, 2008. Such framework does not require any new fair value measurement; however it establishes additional disclosures about instruments measured at fair value.

Furthermore, U.S. GAAP also provides requirements of three-level hierarchy for fair value measurements based upon the observable and unobservable inputs to the valuation of a financial instrument at the measurement date. U.S. GAAP defines observable inputs as market data obtained from independent sources, and unobservable inputs reflect market assumptions.

The three-level hierarchy of fair value is, as followed:

• Level 1: Quoted prices for identical instruments in active market;
• Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;
• Level 3: Instruments whose significant inputs are unobservable.

The classification according to the fair value hierarchy of Company´s financial instruments measured at fair value according to U.S.GAAP is determined in the table below:

	2009		2008

	Level 1	Level 2	Level 1	Level 2

Cash equivalents	1,473,175	-	420,205	-
Investments for trading	17,657	-	204,383	-
Derivatives	-	(4,030)	-	378,991
Loans and financing	-	(1,100,678)	-	(1,572,424)
Founder Shares	-	(9,529)	-	(5,237)

	1,490,832	(1,114,237)	624,588	(1,198,670)

The determination of fair value under Brazilian GAAP and the method required by U.S. GAAP did not result in a material difference.

ii. Loans and financing recorded at Fair Value

Law 11,638/07 and the Brazilian account pronouncement CPC 14 – Financial Instruments, changed the current accounting principle allowing the Company to choose to measure many financial instruments at fair value. Similar to U.S. GAAP, the objective is to improve financial reporting providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under Brazilian Accounting Principles, the Company has chosen to measure at fair value, any financial liability such as loans and other financing arrangements when it is linked directly to a derivative hedging instrument, also measured at fair value. This accounting principle was established in Brazil in 2008, and it was applied retrospectively to January 1, 2007.

Since the Company, up to December 31, 2007, had not chosen to apply the fair value option, under U.S. GAAP, financial instruments obtained prior to 2008 with the characteristics described above remains recognized by the amortized cost. Consequently, the difference in accounting principles is reflected in the reconciliation note.

The measurement and recognition of all financial liabilities obtained on or after January 1, 2008 with the characteristics described above is the same under Brazilian Accounting Principles and U.S. GAAP.

iii. Effect of guarantees recorded under U.S. GAAP

Under Brazilian Accounting Principles, no specific pronouncement addresses the accounting requirements for guarantees. Therefore, the issuance of guarantees is not recorded in the financial statements.

Under U.S. GAAP, guarantees and stand-by commitments issued are recognized as a liability for the fair value of the obligation undertaken in issuing the guarantee. U.S.GAAP also requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued.

The Company has issued guarantees for the jointly-controlled subsidiaries CERAN, ENERCAN and Foz do Chapecó, in an amount higher than its ownership interest in each subsidiary, as shown in the following table. Additionally, in 2009, the Company issued additional guarantees for the subsidiaries Foz do Chapecó and EPASA. In addition, there are other guarantees given by these subsidiaries’ shareholders, such as the pledge of their shares and the rights emerging from the concession. In case of default, the Company may take judicial action against the subsidiaries, in an attempt to recover any amounts disbursed. For more information regarding these loans see note 15 and 16.

Under U.S. GAAP, the Company does not consolidate CERAN, ENERCAN, Foz do Chapecó and EPASA, since the respective control is shared with other shareholders. Consequently, for U.S. GAAP purposes, the Company is required to record a liability equal to the fair value of the guarantees issued as of December 31, 2009 amounting to R$ 34,926, R$ 2,629, R$ 25,896 and R$ 7,701 for CERAN, ENERCAN, Foz do Chapecó and EPASA, respectively, which will be reduced through earnings as CPFL Energia is released from risk under the guarantee. The CERAN and EPASA, ENERCAN and Foz do Chapeco guarantees expire upon the loan’s final maturity, up to the Project Completion Date and until the power plant commercial start-up regarding guarantees, respectively.

The offsetting amounts were recorded as assets. The amount related to the Company’s interest in each jointly-controlling subsidiary and the amounts that will not be reimbursed by the other jointly-controlling shareholders are recognized in income statement as expense until its final maturity. Any remaining amount is subject to reimbursement by other jointly-controlling shareholders.

			Foz do
	CERAN	ENERCAN	Chapecó	EPASA	Total

Total indebtedness as of December 31, 2009 (*):	(667,703)	(113,480)	(1,553,350)	(454,856)
CPFL Energia's indirect interest in the investment:	65%	48.72%	51%	51%
Percentage guaranteed by CPFL Energia	100%	57.27%	60%	70%

Liability as of December 31, 2007	(43,351)	(3,036)	(10,019)	-	(56,406)
Additions - issue of new guarantees	-	-	(10,084)	-	(10,084)
Amortization - recognition in the statement of income	2,689	109	-	-	2,798

Liability as of December 31, 2008	(40,662)	(2,927)	(20,103)	-	(63,692)
Additions - issue of new guarantees	-	-	(5,793)	(7,701)	(13,494)
Amortization - recognition in the statement of income	5,736	298	-	-	6,034

Liability as of December 31, 2009	(34,926)	(2,629)	(25,896)	(7,701)	(71,152)

Asset - Company's share as of December 31, 2007	20,213	-	8,516	-	28,729
Additions - issue of new guarantees	-	-	4,594	-	4,594
Amortization - recognition in the statement of income	(4,084)	-	(2,612)	-	(6,696)

Asset - Company's share as of December 31, 2008	16,129	-	10,498	-	26,627
Additions - issue of new guarantees	-	-	3,734	5,611	9,345
Amortization - recognition in the statement of income	(3,616)	-	(4,227)	(763)	(8,606)

Asset - Company's share as of December 31, 2009	12,513	-	10,005	4,848	27,366

Asset - Accounts receivable as of December 31, 2007	11,769	-	1,503	-	13,272
Additions - issue of new guarantees	-	-	5,490	-	5,490
Monetary variations	4,712	-	565	-	5,277
Payments received	(3,477)	-	(1,329)	-	(4,806)

Asset - Accounts receivable as of December 31, 2008	13,004	-	6,229	-	19,233
Additions - issue of new guarantees		-	2,059	2,090	4,149
Monetary variations	2,375	-	681	-	3,056
Payments received	(3,749)	-	-	-	(3,749)

Asset - Accounts receivable as of December 31, 2009	11,630	-	8,969	2,090	22,689

(*) Correspond to the investee's total indebtedness

iv. Founder shares

Under Paulista Lajeado shareholders’ agreement, in order to maintain a yield equal to 49.67% of Eletrobrás participation in Paulista Lajeado’s net income, Eletrobrás is entitled to receive Founder Shares which are entitled to 10% of Paulista Lajeado’s net income before any other participation. These securities will be converted into preferred shares with no voting rights in 2032. The conversion of the Founder Shares at the end of concession into Preferred Shares will correspond, at the time of conversion, to 5.084% of the total shares issued by Paulista Lajeado. Founder shares’ payments occur on the same dates as dividends or any other form of remuneration made to the Paulista Lajeado’s shareholders.

Under Brazilian Accounting Principles, founders’ shares are presented as shareholders’ equity reserve, at historical cost. Under U.S. GAAP, those securities are classified as a liability and measured at fair value.

j) U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries

CERAN, ENERCAN, BAESA, Foz do Chapecó and EPASA are accounted for using proportional consolidation under Brazilian Accounting Principles. Under U.S. GAAP, they are accounted for using the equity method of accounting. The U.S. GAAP adjustments basically are related to capitalized administrative and interest costs, deferred charges and the recognition of an intangible asset and a liability related to the use of a public asset during the time of the concession. The effect of these adjustments is included as “U.S. GAAP adjustments on equity in earnings of jointly-controlled subsidiaries”, a line item in the reconciliations of net income (loss) and shareholders’ equity.

Under Brazilian Accounting Principles, property, plant and equipment under construction and in service of the jointly-controlled generation subsidiaries as of December 31, 2009 are as follows:

Plants as of December 31, 2009	CERAN	ENERCAN	BAESA	Foz do Chapecó	EPASA	Total

Property, plant and equipment in service	1,193,442	1,486,229	1,440,899			4,120,570
Accumulated depreciation	(60,316)	(103,511)	(134,976)			(298,803)

Net value	1,133,126	1,382,718	1,305,923	-	-	3,821,767
Plant under construction	8,145		1,831	2,019,270	349,666	2,378,912

Property, plant and equipment, net	1,141,271	1,382,718	1,307,754	2,019,270	349,666	6,200,679

Company's share	65.00%	48.72%	25.01%	51.00%	51.00%

Proportionate share in each plant	741,826	673,702	327,016	1,029,828	178,330	2,950,702

k) Proportional Consolidation

As discussed in Note 2.2, under Brazilian Accounting Principles, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company’s investments accounted for using proportional consolidation are (i) CERAN, ENERCAN, BAESA and FOZ DO CHAPECÓ for all periods presented, in which the Company holds a 65.00%, 48.72%, 25.01% and 51%interest share, respectively; and (ii) EPASA, from September 2009, in which the Company holds a 51% interest share; Under U.S. GAAP, proportional consolidation is prohibited except in certain specific circumstances. Since the other shareholders’ interests in these jointly-controlled subsidiaries have substantive participating rights relation to, among others, (i) the approval of operating budgets, (ii) approval of transactions not provided for in the operating budget that exceed low threshold amounts, (iii) approval of the placement of executive officers, and (iv) approval of ordinary dividends, the Company would be precluded from consolidating these entities under U.S. GAAP and, consequently, these investments are accounted for using the equity method of accounting. This is a presentational difference only and does not affect the net income nor shareholders’ equity as determined under U.S. GAAP.

Summarized balance sheet, statement of income and cash flow information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company’s Brazilian Accounting Principles financial statements is presented below:

	As of December 31,

	2009	2008

Current assets	199,616	220,565
Noncurrent assets	2,978,537	2,471,503
Net assets, eliminated in the consolidated(*)	(1,100,868)	(930,988)

Total assets	2,077,285	1,761,080

Current liabilities	330,008	116,596
Noncurrent liabilities	1,747,277	1,644,484

Total liabilities and shareholders’ equity	2,077,285	1,761,080

(*) Amount eliminated in the consolidated financial statement, related to the investment in jointly-controlled subsidiaries.

	Year ended December 31,

	2009	2008	2007

Operating revenues	338,090	317,245	269,067
Operating income	243,129	191,362	150,267
Cash flow provided by operating activities	77,347	88,693	89,435
Cash flow used in investing activities	(375,706)	(350,441)	(263,126)
Cash flow provided by financing activities	298,425	82,457	521,361

l) Income taxes

Under Brazilian Accounting Principles, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized when it is probable that the Company will generate profits against which it can offset such an asset. In addition, there are no expiration dates for the tax loss carryforwards.

Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely than not that such assets will not be realized.

According to U.S. GAAP, the Company has recorded additional deferred tax assets and liabilities for income tax and social contribution tax related to tax effects of temporary differences and tax loss carryforwards, as presented below:

	As of December 31,

	2009	2008

Deferred tax assets under U.S. GAAP	735,747	850,801
Valuation allowance	(248,720)	(325,834)

Deferred tax assets, net of valuation allowance under U.S. GAAP	487,027	524,967
Deferred tax liabilities under U.S. GAAP	(452,802)	(318,504)

Net deferred tax assets under U.S. GAAP	34,225	206,463

The net decrease in the total valuation allowance for each of the years ended December 31, 2009, 2008 and 2007, was R$ 77,114, R$ 46,936 and R$ 12,605, respectively.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2009. The amount of the deferred tax assets is considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The company has not recorded any tax benefit related to uncertainty in income taxes, beyond those already recorded under Brazilian Accounting Principles (note 20). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows

Balance at January 1, 2007	43,993
Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	8,407
Settlements	-

Balance at December 31, 2007	52,400

Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	7,308
Settlements	-

Balance at December 31, 2008	59,708

Increase related to prior year tax positions	-
Decrease related to prior year tax positions	-
Increase related to current year tax positions	4,206
Settlements	-

Balance at December 31, 2009	63,914

The total unrecognized tax benefits described above, if recognized, would affect the effective income tax rate on income from continuing operations in each year.

The Company and its subsidiaries file federal income tax returns only in Brazil. The Company is no longer subject to Brazilian federal income tax examinations for years before 2004. All income before taxes, noncontrolling interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 20. Management, based on the opinion of legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

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

m) Dividends Proposed

Under Brazilian Corporate Law, the Company is required to distribute at least 25% of its adjusted net income as a minimum mandatory annual dividend. The dividend that exceeds the 25% minimum limit may be proposed and accrued at each balance sheet date, but subject to the Annual Shareholders’ Meeting approval. Under U.S. GAAP, the dividend that exceeds the 25% minimum mandatory is recorded after the Annual Shareholders’ Meeting approval.

n) Comprehensive income

Brazilian Accounting Principles do not encompass the concept of comprehensive income. U.S. GAAP requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the difference between the fair value of the net pension obligation and the amount already recognized through the statement of income and the related deferred tax and noncontrolling interest effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

o) Impairment of Long-lived Assets

Law 11,638/07 provided additional requirements, similar to U.S. GAAP, regarding the recoverability of long lived assets, which are subject to impairment test at least annually (note 2.1. h). As of December 31, 2009, the recoverable value of these assets exceeds their book value recognized under Brazilian Accounting Principles.

Under U.S. GAAP, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment has been recorded under U.S. GAAP for the periods presented.

p) Escrow deposits

Under Brazilian Accounting Principles, the balances of escrow deposits are offset against the corresponding liability under the heading “Reserve for Contingencies” in noncurrent liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and reserve for contingencies. As a consequence, noncurrent assets and noncurrent liabilities under U.S. GAAP would be increased by R$ 139,671 and R$ 149,998 at December 31, 2009 and 2008, respectively. This difference has no net income or equity effect.

q) Noncontrolling interest

Under U.S. GAAP, on January 1, 2009, the Company adopted new accounting standards which require certain changes to the presentation of the noncontrolling interests. This statement requires noncontrolling interests to be classified in the consolidated financial statements as part of consolidated net income and as part of shareholders' equity. The amount previously reported as net income is now presented as net income attributable to CPFL Energia for all periods presented.

r) Earnings Per Share (“EPS”)

Under Brazilian Accounting Principles, net income per share is calculated on the number of shares outstanding at the balance sheet date. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under Brazilian Accounting Principles. Under U.S. GAAP, basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding during the period. For 2009, 2008 and 2007, the Company has no potentially dilutive securities outstanding.

The computation of basic and diluted earnings per share is as follows:

	2009	2008	2007

Net income attributable to CPFL Energia under U.S.
GAAP	1,290,244	1,237,240	1,675,362

Weighted average number of common shares outstanding during the period for basic and diluted EPS computation	479,910,938	479,910,938	479,762,222
Basic and diluted earnings per share – R$	2.689	2.578	3.492

IV – SUPPLEMENTAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and Other Benefits

Incremental disclosures required by U.S.GAAP are presented below.

Obligations and Funded Status

	As of December 31,

	2009	2008	2007

Change in benefit obligation (*)
Benefit obligation at beginning of year	4,082,529	3,597,623	3,150,340
Service cost	8,373	6,836	6,126
Interest cost	404,154	356,370	341,377
Actuarial (gain)/loss	(253,893)	373,649	341,017
Benefits paid during the year	(271,513)	(251,949)	(241,237)

Benefit obligation at end of year	3,969,650	4,082,529	3,597,623

Change in plan assets (*)
Fair value of plan assets at beginning of year	3,263,838	3,164,748	2,588,739
Actual return on plan assets	475,161	279,174	729,359
Participants’ contributions	4,621	1,484	2,551
Sponsor’s contributions	83,834	70,381	85,336
Benefits paid	(271,513)	(251,949)	(241,237)

Fair Value of plan assets at end of year	3,555,941	3,263,838	3,164,748

Unfunded status at end of year	(413,709)	(818,691)	(432,875)

(*) The subsidiaries used a measurement date as of December 31, 2009, 2008 and 2007.

In 2009, the subsidiary RGE has a pension plan with funded status in the amount of R$ 29,754 (R$ 5,987 in 2008). To compose the consolidated amount, the remaining subsidiaries sponsor a defined benefit plan, which, as of December 31, 2009 have pension plans with unfunded status in the amount of R$ 443,463 (R$ 824,678 in December 31, 2008).

The book balances include other obligations relating to the Company’s plans amounting to R$ 20,321(R$ 22,597 in 2008).

Amounts recognized in the balance sheet consist of:

	As of December 31,

	2009	2008

Noncurrent assets	29,754	5,987
Long-term liabilities	(443,463)	(824,678)

Unfunded status	(413,709)	(818,691)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,

	2009	2008	2007

Projected benefit obligation	3,969,650	4,082,529	3,597,623
Accumulated benefit obligation	3,953,256	4,064,668	3,582,665
Fair value of plan assets	3,555,941	3,263,838	3,164,748

Components of Net Periodic Pension Cost

	As of December 31,

	2009	2008	2007

Service cost	(8,335)	(7,000)	(6,125)
Interest cost	(404,154)	(356,370)	(341,376)
Expected return on plan assets	406,760	448,405	392,038
Amortization of deferred gains, net	(178)	3,323	8,342
Expected participant contribution	2,424	1,570	-

Net periodic pension (benefit) cost under U.S. GAAP	(3,483)	89,928	52,879
Net periodic pension (benefit) cost under Brazilian Accounting Principles	(3,678)	84,151	46,887

U.S. GAAP adjustment to net income	195	5,777	5,992

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income

	2009	2008	2007

Accumulated other comprehensive income at beginning of year	(296,729)	249,398	258,805
Amounts recognized in net periodic prepaid pension cost	3,483	(89,928)	(52,879)
Net actuarial gain (loss)	321,150	(456,199)	43,472

Other comprehensive income (loss) for the year	324,633	(546,127)	(9,407)

Accumulated other comprehensive income at end of year	27,904	(296,729)	249,398

The components of the projected net periodic pension cost for 2010 are as follows:

Cost of service	(7,198)
Interest on actuarial liabilities	(392,685)
Expected return on plan assets	488,834
Amortization of deferred losses	405
Prior service cost	(12)
Expected participant contribution	2,244

Total revenue	91,588

Assumptions used were as follows:

	2010	2009	2008

Annual discount rate (**)	6%	6%	6%
Annual expected return on assets (**)	10%	9%	10%
Annual salary increase (**)	2%	2%	2%
Annual benefits adjustments (**)	0%	0%	0%
Long term inflation	4%	4%	4%

(**) Refers to real rate

Plan Assets

The following table shows the distribution (per asset segment), as of December 31, 2009 and 2008, of the resources on which the CPFL Group benefits plan, managed by Fundação CESP, is secured. It also shows the distribution of the guaranteeing resources established as a target for 2010, obtained in the light of the macroeconomic prospects as of December 2009.

	As of December 31,		Target Allocation

	2009	2008	2010

Fixed income investments	72%	73%	72%
Stocks	23%	22%	23%
Real estate	3%	3%	3%
Other	2%	2%	2%

Total	100%	100%	100%

The allocation target for 2010 was based on the recommendations for allocation of assets made at the end of 2009 by Fundação CESP, in its Investment Policy. This target may change at any time during 2010, in the light of changes in the macro-economic situation or in the return on assets, among other factors.

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

The basis used to determine the assumption of the overall estimated long-term return on assets is supported by ALM. The main assumptions are macroecononomic projections to obtain the estimated long-term return, taking into account the current portfolios of the benefit plans. ALM processes the mean ideal allocation of the plan assets in the long term and, based on this allocation and the assumptions of return on the assets, determines the estimated long-term return.

Fair Value of the Plan Assets

The fair value measurements of the plan assets are classified in three different levels, which are determined according to assumptions described in section III “Description of GAAP differences” (item i. “Financial Instruments” i. “Fair Value Measurements”)

The following table shows the amount of each categories of fair value hierarchy:

	Level 1	Level 2

Cash equivalents	712	-
Fixed income	2,583,298	-
Variable income	407,374	398,401
Properties	-	87,663
Loans to participants	-	78,493

	2,991,384	564,557

The majority of the financial assets of the Fundação CESP pension plan are in the fixed income and share portfolios segment. This portion is marked to fair value by the custodian in accordance with a survey of market values, in accordance with standards based on data disclosed by the Commodities and Futures Exchange (BM&F), of the São Paulo Stock Exchange (Bovespa), belonging to the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro – ANDIMA).

In the case of investments for which there is no known market value, the fund managers calculate the fair value by the discounted cash flow method, whose discount rates are observable, such as public interest rates, inflation rates.

Investment Risk

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s pension plans is invested in the fixed income segment and, within the segment, the greater part of the funds is invested in public federal bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans).

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

Cash flows

Contributions

The Company expects to contribute R$ 68,373 to its pension plan in 2010.

Expected Benefits

Estimated future benefit payments are as follows:

2010	279,475
2011	293,216
2012	308,192
2013	324,269
2014	341,773
2015 to 2019	1,952,243

b) Intangible assets

Following is a summary of the Company’s intangible assets recorded under U.S. GAAP:

	2009	2008

Intangible asset of concession	5,705,283	5,679,070
Lease investment intangible	488,677	488,677
Accumulated amortization as of December 31	(2,132,705)	(1,896,018)

Intangibles, net	4,061,255	4,271,729

Weighted average remaining amortization period (years)	18	19

Intangibles are amortized on a straight-line basis. Consequently, aggregate amortization for the next five years will amount to R$ 236,688 per year.

c) Segment Information

The Company’s operating segments are organized internally primarily by legal entity, and in accordance with U.S.GAAP, the Company has aggregated similar operating segments into three reportable segments: Distribution, Generation and Commercialization. The distribution, generation and commercialization activities of the Company are described in Note 1.

The Company evaluates segment performance and allocates resources based on several factors, of which revenues and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the Note 2.

The Company’s segment information in accordance with Brazilian Accounting Principles is presented in Note 28.

d) Reconciliation of operating income and total assets

The reconciliation between the balances as per the Brazilian Accounting Principles and U.S. GAAP for operating income and total assets for the years presented is as follows:

	Year ended December 31

	2009	2008	2007

Operating income under Brazilian Accounting Principles	2,201,319	2,336,020	2,847,256

Less: jointly-controlled subsidiaries proportionally consolidated	(243,129)	(191,348)	(150,245)
Reclassification of gains on equity interest	-	-	(3,313)
Depreciation and disposal of interest costs capitalized	(9,052)	(7,323)	(7,569)
Capitalization of administrative costs	(37,758)	(31,846)	(41,233)
Depreciation and disposal of monetary restatement 1996 and 1997	(230)	(240)	(238)
Accounting for the effects of regulation:
Reversal of expenditure on research and development and energy efficiency programs	-	-	48,517
Business combinations and goodwill:
Basis differences:
Depreciation of basis difference in property, plant and equipment	648	5,090	539
Effect of disposal of property, plant and equipment	(18,267)	(12,118)	(13,081)
Reversal of goodwill amortization under Brazilian Accounting Principles	186,909	192,029	176,306
Amortization of intangible concession assets under U.S. GAAP	(218,072)	(218,072)	(209,761)
Amortization of intangible lease agreement under U.S. GAAP	(18,616)	(18,616)	(18,616)
Operating revenues	(44,893)	(44,004)	(41,839)
Operating costs	22,909	22,728	22,892
Pension and other benefits	195	5,777	5,992
Deferred costs	4,109	14,853	1,078
Other	(100)	(104)	35

Operating income under U.S. GAAP	1,825,972	2,052,826	2,616,720

	2009	2008

Total Assets under Brazilian Accounting Principles	16,869,991	16,243,172
Less jointly-controlled subsidiaries proportionally consolidated assets in excess of the respective investments by the equity method	(2,077,285)	(1,761,080)
Escrow deposits, presented net against reserve for contingencies under Brazilian Accounting Principles	139,671	149,998
Capitalization of interest costs	192,045	173,342
Administrative costs capitalized under Brazilian Accounting Principles	(219,940)	(182,182)
Monetary restatement of 1996 and 1997	5,235	5,465
Business combinations and goodwill:
Basis differences:
Tax benefit of merged goodwill, net of income tax effect	(720,153)	(749,723)
Property, plant and equipment	711,022	728,642
Reversal of intangible assets of concession recorded under Brazilian Accounting Principles
	(2,182,961)	(2,386,482)
Reversal of negative goodwill recorded under Brazilian Accounting Principles as "Other" noncurrent asset	12,828	12,828
Recognition of goodwill under U.S. GAAP	7,777	7,777
Recognition of concession intangible under U.S. GAAP	5,705,283	5,679,070
Recognition of lease investment intangible under U.S. GAAP	488,677	488,677
Accumulated amortization	(2,132,705)	(1,896,018)
Accounting for the leasing transactions:
Recognition of net investment in direct financing lease under U.S. GAAP	446,379	488,369
Reversal of property, plant and equipment recorded under Brazilian Accounting Principles	(679,231)	(699,237)
Receivables and costs related to guarantees granted to CERAN, ENERCAN, Foz do Chapecó and EPASA	50,054	45,860
U.S. GAAP adjustments on equity interest in jointly-controlled subsidiaries	(23,681)	(27,976)
U.S. GAAP adjustments on investment at cost	(116,477)	(115,283)
Deferred costs	(10,735)	(14,844)
Other	(113)	-
Deferred income tax effects	(71,833)	(78,190)

Total Assets under U.S. GAAP	16,393,848	16,112,185

The detailed description of the nature of each adjustment in the above reconciliation is included in the previous topics of this note.

e) Cash, cash equivalents and Statements of cash flows

Under Brazilian Accounting Principles, in 2008, CVM approved “CPC 03 – Statements of Cash Flows”, which defined cash and cash equivalent as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

U.S. GAAP has a similar definition for cash and cash equivalents. However, this pronouncement provides additional guidance including only due on demands with original maturity of three months or less, which was not consider under Brazilian Accounting Principles.

Considering that in December 31, 2009 the remaining balance of investments had high liquidity and short-term maturity, the reclassification required under U.S. GAAP from “Cash and cash equivalent” to “Financial investments” was applicable only to December 31, 2008, in the amount of R$ 194,714.

It is presented below a Statement of Cash Flows prepared according to the criteria established by U.S.GAAP:

	2009	2008	2007

NET INCOME	1,286,470	1,275,692	1,640,727
ADJUSTMENT TO RECONCILE NET INCOME TO CASH
PROVIDED BY OPERATING ACTIVITIES
Noncontrolling interest	14,612	9,769	5,194
Monetary restatement of regulatory assets and liabilities	11,105	87,542	20,504
Depreciation and amortization	575,123	564,924	548,161
Reserve for contingencies	(2,311)	(16,884)	12,062
Interest and monetary restatement and unrealized (gains) loss on derivative contracts	55,843	79,335	9,662
Post-retirement benefit obligation	3,678	(84,151)	(46,887)
(Gain) loss on disposal of permanent assets and participation in subsidiaries	16,068	30,400	24,288
Recognition of tax benefits	89,627	5,219	47,048
Research and development and energy efficiency programs		-	(6,570)
Other	12,464	1,358	2,274

DECREASE (INCREASE) IN OPERATING ASSETS
Financial investments	-	(16,303)	(88,525)
Accounts receivable	(85,081)	(42,045)	273,006
Recoverable taxes	8,881	36,343	30,308
Deferred cost variations	433,267	(16,566)	171,264
Escrow deposits	(9,389)	(50,525)	(400,547)
Other	(9,197)	63,204	(37,268)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(15,752)	198,978	1,149
Taxes and payroll charges	61,430	(181,787)	62,561
Deferred gain variations	215,503	(91,777)	57,451
Post-retirement benefit obligation	(75,799)	(84,091)	(93,226)
Interest on debts	(15,043)	48,581	28,734
Regulatory charges	(31,055)	25,358	(39,162)
Other	(118,304)	18,392	25,359

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,422,140	1,860,966	2,247,567

INVESTING ACTIVITIES
Purchase of interest of subsidiaries, net of cash	(28,544)	-	(383,816)
Capital decrease (increase)	-	(1,457)	-
Additions to permanent assets	(1,233,695)	(1,098,081)	(1,132,757)
Financial investments	61,318	(60,249)	(51,520)
Proceeds from sales of financial investments	194,714	134,290	33,549
Special obligations	61,336	57,518	65,917
Additions to intangible assets / deferred charges	(93,317)	(79,823)	(8,536)
Proceeds from sale of permanent assets	13,025	28,325	24,091
Other	(28,380)	(4,935)	(28,378)

NET CASH USED IN INVESTING ACTIVITIES	(1,053,543)	(1,024,412)	(1,481,450)

			(Continues)

			(Continued)
	2009	2008	2007

FINANCING ACTIVITIES
Loans and financing obtained	2,550,742	2,171,535	2,551,090
Payments of loans and financing	(1,810,932)	(2,073,543)	(1,451,590)
Advance energy sale agreements	-	2,004	-
Dividends and interest on shareholders’ equity paid	(1,178,365)	(1,323,483)	(1,560,952)
Intercompany loans to subsidiaries and associated companies .	-	2,169	-
Capital increase	-	-	271
Advance for future capital increase	-	-	82,597

NET CASH USED IN FINANCING ACTIVITIES	(438,555)	(1,221,318)	(378,584)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	930,042	(384,764)	387,533
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	543,133	927,897	540,364

CASH AND CASH EQUIVALENTS — END OF YEAR	1,473,175	543,133	927,897

SUPPLEMENTAL CASH FLOWS DISCLOSURES:
Income taxes paid	521,538	749,127	477,972
Interest paid in cash for the year	521,358	544,381	331,252
TRANSACTIONS NOT AFFECTING CASH:
Acquisition of noncontrolling shareholders with share issue	-	-	6,385
Business acquisition:
Assets acquired, including goodwill	76,675	-	605,998
Liabilities assumed	(48,004)	-	(191,897)
Purchase price paid	28,671	-	414,101
Cash acquired	(127)	-	(30,285)
Purchase price, net of cash acquired	28,544	-	383,816

f) Accounting Developments

In June 2009, the FASB issued “SFAS 166: Accounting for Transfers of Financial Assets -- an amendment of FASB Statement No. 140” which objectives to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets, the effects of a transfer on its financial position, financial performance, and cash flows and a transferor’s continuing involvement, if any, in transferred financial assets.

This statement is effective for the annual periods that begin after November 15, 2009. The company is currently evaluating the impact of adopting of this Statement.

In June 2009, the FASB issued “SFAS 167: Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities, addressing the effects of (i) certain provisions of “FIN 46 (revised December 2003), Consolidation of Variable Interest Entities”, (ii) elimination of the qualifying special-purpose entity concept in “SFAS 166, Accounting for Transfers of Financial Assets” and (iii) constituent concerns about the application of certain key provisions of FIN 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.

This statement is effective for the annual periods that begin after November 15, 2009. The company is currently evaluating the impact of adopting of this Statement.

V – CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION OF CPFL ENERGIA S.A.

The condensed unconsolidated financial information of CPFL Energia S.A., as of December 31, 2009 and 2008 and for each of the three years 2009, 2008 and 2007, under Brazilian Accounting Principles is as follows.

As informed in note 2, the financial statements presented for the year ended December 31, 2007 have been amended to include the retroactive adjustments due to changes of accounting principles, proposed by Law nº 11,638/07 and Law nº 11,941/09 (converted from Provisional Measure nº 449/08).

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2009	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	219,126	15,702
Financial investments	39,253	38,249
Recoverable taxes	44,310	37,160
Deferred taxes	16,320	14,311
Dividends receivable	908,881	884,932
Derivative	252	-
Other	2,643	5,892

	1,230,785	996,246

NONCURRENT ASSETS
Financial investments	62,179	87,117
Recoverable taxes	2,787	2,787
Deferred taxes	157,068	111,544
Advance for future capital increase	140	409,310
Other	26,312	2,579
Investments	4,745,444	4,573,627
Property, plant and equipment	1	10
Intangible assets	4,468	380

	4,998,399	5,187,354

TOTAL ASSETS	6,229,184	6,183,600

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2009	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Suppliers	2,658	1,810
Accrued interest on loans, financing and debentures	12,788	20,047
Taxes and payroll charges payable	102	63
Dividends and interest on shareholders’ equity	672,053	622,869
Derivative	-	365
Other	7,565	1,967

	695,166	647,121

NONCURRENT LIABILITIES
Reserve for contingencies	-	66,876
Derivative	1,056	961
Debentures	450,000	450,000
Other	20	23

	451,076	517,860
SHAREHOLDERS’ EQUITY
Common stock without par value (2009 and 2008 – 479,910,938 issued and outstanding )	4,741,175	4,741,175
Capital reserves	16	16
Profit reserves	341,751	277,428

	5,082,942	5,018,619

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,229,184	6,183,600

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2009	2008	2007

OPERATING REVENUES	4	-	-

OPERATING EXPENSES
General and administrative expenses	(18,339)	(20,768)	(24,475)
Other Operating Expense	(1,365)	(9,785)	(876)
Amortization of intangible asset of concession	(148,749)	(129,208)	(111,798)

	(168,453)	(159,761)	(137,149)

EQUITY IN EARNINGS OF INVESTEES	1,444,616	1,474,430	1,855,472
FINANCIAL EXPENSE
Financial income	31,150	29,221	21,070
Financial expense	(57,399)	(74,846)	(76,683)

	(26,249)	(45,625)	(55,613)

SOCIAL CONTRIBUTION AND INCOME TAX
Social contribution tax
Current tax	(6,292)	(5,514)	(5,998)
Deferred tax	17,877	8,180	(1,202)
Income tax
Current tax	(12,276)	(23,980)	(24,805)
Deferred tax	37,243	27,962	10,022

	36,552	6,648	(21,983)

NET INCOME FOR THE YEAR	1,286,470	1,275,692	1,640,727

STATEMENTS OF CHANGES IN CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (UNCONSOLIDATED)
(In thousands of Brazilian reais)

	2009	2008

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,298,906	1,460,279
INVESTING ACTIVITIES
Return of capital invested in subsidiary	60,236	39,997
Financial investments	41,709	38,099
Additions to intangible assets	(99)	(590)
Advance for future capital increase	(140)	-
Intercompany loans	(24,057)	3,987

NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES	77,649	81,493
FINANCING ACTIVITIES
Loans and financing obtained	-	446,804
Payments of loans and financing	(170)	(675,321)
Dividends paid	(1,172,961)	(1,315,355)
Other	-	(1)

NET CASH USED IN FINANCING ACTIVITIES	(1,173,131)	(1,543,873)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	203,424	(2,101)
CASH AND CASH EQUIVALENTS – BEGINNING OF
YEAR	15,702	17,803

CASH AND CASH EQUIVALENTS — END OF YEAR	219,126	15,702

Following is information relating to CPFL Energia’s unconsolidated condensed financial statements presented above:

• Investments — As of December 31, 2009 and 2008, investments in subsidiaries are comprised as follows:

		2009			2008

	Equity	Goodwill	Total	Equity	Goodwill	Total
CPFL Paulista	497,388	933,316	1,430,704	497,388	1,023,182	1,520,570
CPFL Piratininga	230,538	115,014	345,552	230,538	125,315	355,853
RGE	1,105,611	265,604	1,371,215	1,097,274	284,195	1,381,469
CPFL Santa Cruz	80,129	40,843	120,972	80,129	49,641	129,770
CPFL Geração	1,156,994	39,898	1,196,892	1,140,074	43,150	1,183,224
CPFL Brasil	3,598	12	3,610	3,598	26	3,624
CPFL Atende	(1,259)	-	(1,259)	(883)	-	(883)
CPFL Leste Paulista	39,386	22,693	62,079	-	-	-
CPFL Jaguari	29,304	20,018	49,322	-	-	-
CPFL Sul Paulista	40,022	32,090	72,112	-	-	-
CPFL Mococa	26,481	12,588	39,069	-	-	-
CPFL Planalto	630	-	630	-	-	-
CPFL Serviços	2,350	4,033	6,383	-	-	-
CPFL Jaguariuna	2,180	-	2,180	-	-	-
CPFL Jaguari Geração	36,156	13,872	50,028	-	-	-

	3,249,508	1,499,981	4,749,489	3,048,118	1,525,509	4,573,627

• Reserve for contingencies — CPFL Energia recorded a reserve for contingencies related to the non-payment of PIS and COFINS levied on interest on shareholders’ equity.

• Dividends received — The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries. The dividends received are comprised as follows:

	2009	2008	2007

CPFL Paulista	474,945	716,196	741,408
CPFL Piratininga	127,921	250,423	361,964
RGE	90,496	187,564	-
CPFL Santa Cruz	25,513	43,309	12,183
CPFL Serra	-	-	110,467
CPFL Cone Sul	-	-	1,297
CPFL Geração	404,321	137,228	153,822
CPFL Brasil	224,861	181,665	206,913
CPFL Jaguari Geração	13,573	-	-
CPFL Planalto	21,568	-	-
CPFL Serviços	200	-	-
CPFL Jaguari	11,781	-	-
CPFL Mococa	10,437	-	-
CPFL Leste Paulista	12,404	-	-
CPFL Sul Paulista	15,640	-	-
Perácio	-	38,258	-

	1,433,660	1,554,643	1,588,054

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

As of December 31, 2009, total restricted subsidiaries net assets amount to R$ 4,310,944 composed as follows:

CPFL Paulista	497,388
CPFL Piratininga	230,538
RGE	1,105,610
CPFL Santa Cruz	80,129
ENERCAN	334,890
CERAN	336,700
BAESA	154,318
Foz do Chapecó	275,454
CPFL Sul Centrais Elétricas	3,730
CPFL Geração	1,156,994
CPFL Leste Paulista	39,386
CPFL Jaguari	29,304
CPFL Sul Paulista	40,022
CPFL Mococa	26,481

4,310,944

This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law. However, as described in Notes 15 and 16, CPFL Paulista, CPFL Piratininga, RGE, ENERCAN, CERAN, Foz do Chapecó and BAESA may have restrictions relating to the payment of dividends.