Form 20-F/A
period 2010-12-31
CPFL Energy INC
filed 2011-12-12
CIK 1300482

S&S COMMENTS
December 9, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes  ☐   No  ☒

ii

Explanatory Note to Amended 20F of CPFL Energia S.A.

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2011.  This amended Annual Report:

i)    includes  an auditor’s report containing an opinion prepared by our independent registered public accounting firm, KPMG Auditores Independentes, stating that our financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);

ii)   includes  in our disclosure in the Note 2.1 to the Financial Statements a  statement confirming that our financial statements have been prepared and presented in full conformity with IFRS as issued by the IASB;

iii)  includes  a  more detailed explanation of the material adjustments made to reconcile our statements of cash flows from Brazilian accounting principles to IFRS (Note 5.1.e); and

iv)  excludes  consolidated earnings per share information (Note 26).

This Form 20-F/A consists of a cover page, this explanatory note, the relevant revised sections of our Annual Report filed on June 6, 2011 and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC.  As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on June 6, 2011.

ITEM 18.

CPFL ENERGIA S.A. – FINANCIAL STATEMENTS

Index to Financial Statements

 F-(i)

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

F - (ii)

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the CPFL Energia S.A. and subsidiaries as of December 31, 2010, 2009 and January 1, 2009, and the results of their operations, cash flows, changes in their shareholders’ equity and comprehensive income for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board - IASB. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Auditores Independentes

São Paulo, Brazil
June 6, 2011

F - (iii)

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

(2)   PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The consolidated financial statements were prepared and are presented in full conformity with the International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board - IASB. These are the first consolidated statements prepared in accordance with this international practice.

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

5.1 Reconciliation of the adjustments and reclassifications on adoption of the new accounting practices:

a)   Opening balance sheet at January 1, 2009:

ASSETS	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
CURRENT
Cash and cash equivalents		737,847	-	20,607	-	758,454
Consumers, Concessionaires and Licensees	5.3.2	1,721,028	(82,462)	6,121	(41,532)	1,603,155
Dividend and Interest on Capital		-	-	-	-	-
Financial investments		38,249	-	-	-	38,249
Tax credits		174,294	-	1,673	-	175,967
Derivatives		36,520	-	-	-	36,520
Provision for doubtful accounts		(82,462)	82,462	-	-	-
Inventories		15,594	7,636	-	-	23,230
Leasing		-	1,133	-	-	1,133
Deferred tax credits		220,144	(220,144)	-	-	-
Prepaid expenses	5.3.2	101,882	(14,065)	745	(88,562)	-
Deferral of tariff costs	5.3.2	638,229	-	-	(638,229)	-
Other		110,793	5,296	85	2,223	118,397
		3,712,118	(220,144)	29,231	(766,100)	2,755,105

NONCURRENT
Consumers, Concessionaires and Licensees	5.3.2	286,144	-	-	(7,814)	278,330
Associates, Subsidiaries and Parent Company		-	-	-	-	-
Escrow deposits		599,973	149,998	3	-	749,974
Financial investments		96,786	-	-	-	96,786
Tax credits		101,948	-	3,219	-	105,167
Derivatives		396,875	-	-	-	396,875
Deferred tax credits		1,132,736	220,144	-	241,251	1,594,131
Leasing		-	5,256	-	-	5,256
Financial asset of concession	5.3.3	-	-	-	582,241	582,241
Private pension fund		-	-	-	-	-
Other investments at cost		-	116,249	-	-	116,249
Prepaid expenses	5.3.2	99,210	(10,258)	-	(88,952)	-
Deferral of tariff costs	5.3.2	157,435	-	-	(157,435)	-
Other	5.3.8	221,330	5,002	15,891	46,238	288,461
Investments	5.3.8	103,598	(117,393)	-	13,795	-
Property, plant and equipment	5.3.3 / 5.3.4 / 5.3.6	6,614,347	-	398,467	(2,306,277)	4,706,537
Intangible assets	5.3.3 / 5.3.5	2,700,136	29,492	53	3,322,463	6,052,144
Deferred assets		20,536	(28,348)	7,812	-	-
TOTAL NONCURRENT ASSETS		12,531,054	370,142	425,445	1,645,510	14,972,151

TOTAL ASSETS		16,243,172	149,998	454,676	879,410	17,727,256

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
Suppliers		982,344	-	3,560	-	985,904
Interest on debt		29,081	-	937	-	30,018
Interest on debentures		102,112	-	1	-	102,113
Loans and financing		523,167	-	33,038	-	556,205
Debentures		580,076	-	-	-	580,076
Private pension fund	5.3.7	44,088	-	-	1,169	45,257
Regulatory charges		94,054	-	476	-	94,530
Taxes and contributions		464,339	-	437	(8,104)	456,672
Dividends and interest on equity	5.3.8	632,087	-	69	(614,644)	17,512
Estimated personnel costs		46,244	-	140	-	46,384
Provision for contingencies		15	(23)	8	-	-
Derivatives		53,443	-	-	-	53,443
Public utilities	5.3.5	-	-	-	15,228	15,228
Deferred tax debts		-	-	-	-	-
Deferral of tariff gains	5.3.2	165,871	-	-	(165,871)	-
Other accounts payable	5.3.2	524,898	(124,865)	978	(121,323)	279,688
TOTAL CURRENT LIABILITIES		4,241,819	(124,888)	39,644	(893,545)	3,263,030

NONCURRENT LIABILITIES
Suppliers		85,311	-	-	-	85,311
Interest on debt		74,104	-	-	-	74,104
Loans and financing		3,836,882	-	249,257	-	4,086,139
Debentures		2,026,890	-	-	-	2,026,890
Private pension fund	5.3.7	508,194	-	-	293,770	801,964
Taxes and contributions		2,242	-	1	-	2,243
Deferred tax debts		4,203	-	-	270,639	274,842
Provision for contingencies		107,642	274,886	(1)	-	382,527
Derivatives		961	-	-	-	961
Public utilities	5.3.5	-	-	-	408,887	408,887
Deferral of tariff gains	5.3.2	40,779	-	-	(40,779)	-
Other accounts payable	5.3.2 / 5.3.8	207,194	-	-	62,318	269,512
TOTAL NONCURRENT LIABILITIES		6,894,402	274,886	249,257	994,835	8,413,380

SHAREHOLDERS' EQUITY
Capital		4,741,175	-	-	-	4,741,175
Capital reserve		16	-	-	-	16
Revenue reserve		277,428	-	-	-	277,428
Additional dividend proposed	5.3.8	-	-	-	606,105	606,105
Revaluation reserve	5.3.8	-	-	-	799,870	799,870
Accumulated profit (loss)		-	-	-	(631,911)	(631,911)

Equity attributed to controlling shareholders		5,018,619	-	-	774,064	5,792,683
Equity attributed to noncontrolling shareholders		88,332	-	165,775	4,056	258,163

TOTAL SHAREHOLDERS' EQUITY		5,106,951	-	165,775	778,120	6,050,846

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,243,172	149,998	454,676	879,410	17,727,256

b)   Balance sheet at December 31, 2009

ASSETS	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
CURRENT
Cash and cash equivalents		1,473,175	-	14,068	-	1,487,243
Consumers, Concessionaires and Licensees	5.3.2	1,840,107	(81,974)	6,250	(11,525)	1,752,858
Dividend and Interest on Capital		-	-	-	-	-
Financial investments		39,253	-	-	-	39,253
Tax credits		190,983	-	1,295	-	192,278
Derivatives		795	-	-	-	795
Provision for doubtful accounts		(81,974)	81,974	-	-	-
Inventories		17,360	-	-	-	17,360
Leasing		-	2,949	-	-	2,949
Deferred tax credits		162,779	(162,779)	-	-	-
Prepaid expenses	5.3.2	124,086	(14,354)	28	(109,760)	-
Deferral of tariff costs	5.3.2	332,813	-	-	(332,813)	-
Other		145,055	11,405	100	-	156,560
		4,244,432	(162,779)	21,741	(454,098)	3,649,296

NONCURRENT
Consumers, Concessionaires and Licensees	5.3.2	226,314	-	-	(1,427)	224,887
Associates, Subsidiaries and Parent Company		-	-	-	-	-
Escrow deposits		654,506	139,671	-	-	794,177
Financial investments		79,835	-	-	-	79,835
Tax credits		110,014	-	3,221	-	113,235
Derivatives		7,881	-	-	-	7,881
Deferred tax credits		1,117,736	162,779	-	6,290	1,286,805
Leasing		-	21,243	-	-	21,243
Financial asset of concession	5.3.3	-	-	-	674,029	674,029
Private pension fund	5.3.7	-	3,054	-	6,671	9,725
Other investments at cost		-	116,477	-	-	116,477
Prepaid expenses	5.3.2	64,201	(6,573)	-	(57,628)	-
Deferral of tariff costs	5.3.2	42,813	-	-	(42,813)	-
Other	5.3.8	160,760	(14,670)	12,826	78,113	237,029
Investments	5.3.8	104,801	(117,621)	-	12,820	-
Property, plant and equipment	5.3.3 / 5.3.4 / 5.3.6	7,487,216	-	399,445	(2,673,622)	5,213,039
Intangible assets	5.3.3 / 5.3.5	2,554,400	22,218	347	3,486,136	6,063,101
Deferred assets		15,081	(21,074)	5,993	-	-
TOTAL NONCURRENT ASSETS		12,625,558	305,504	421,832	1,488,569	14,841,463

TOTAL ASSETS		16,869,990	142,725	443,573	1,034,471	18,490,759

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
Suppliers		1,021,348	-	104	-	1,021,452
Interest on debt		26,543	-	1,119	-	27,662
Interest on debentures		101,284	-	-	-	101,284
Loans and financing		697,223	-	31,691	-	728,914
Debentures		499,025	-	-	-	499,025
Private pension fund		44,484	-	-	-	44,484
Regulatory charges		62,999	-	751	-	63,750
Taxes and contributions		489,976	-	8,634	-	498,610
Dividends and interest on equity	5.3.8	684,185	-	4,836	(663,737)	25,284
Estimated personnel costs		50,620	-	278	-	50,898
Derivatives	5.3.5	7,012	-	-	-	7,012
Public utilities		-	-	-	15,697	15,697
Deferred tax debts	5.3.2	2,258	(2,258)	-	-	-
Deferral of tariff gains	5.3.2	313,463	-	-	(313,463)	-
Other accounts payable		584,614	(122,792)	1,055	(124,016)	338,861
TOTAL CURRENT LIABILITIES		4,585,034	(125,050)	48,468	(1,085,519)	3,422,933

NONCURRENT LIABILITIES
Suppliers		42,655	-	-	-	42,655
Interest on debt		62,427	-	-	-	62,427
Loans and financing		3,515,236	-	213,806	-	3,729,042
Debentures	5.3.7	2,751,169	-	-	-	2,751,169
Private pension fund		425,366	3,054	-	294,866	723,286
Taxes and contributions		1,639	-	-	-	1,639
Deferred tax debts		4,376	2,258	-	275,376	282,010
Provision for contingencies		38,181	262,463	-	-	300,644
Derivatives	5.3.5	5,694	-	-	-	5,694
Public utilities	5.3.2	-	-	-	405,837	405,837
Deferral of tariff gains	5.3.2 / 5.3.8	108,691	-	-	(108,691)	-
Other accounts payable		161,539	-	-	65,105	226,644
TOTAL NONCURRENT LIABILITIES		7,116,973	267,775	213,806	932,493	8,531,047

SHAREHOLDERS' EQUITY
Capital		4,741,175	-	-	-	4,741,175
Capital reserve		16	-	-	-	16
Revenue reserve	5.3.8	341,751	-	-	-	341,751
Additional dividend proposed	5.3.8	-	-	-	655,017	655,017
Revaluation reserve		-	-	-	765,667	765,667
Accumulated profit (loss)		-	-	-	(234,278)	(234,278)

Equity attributed to controlling shareholders		5,082,942	-	-	1,186,406	6,269,348
Equity attributed to noncontrolling shareholders		85,041	-	181,301	1,089	267,431

TOTAL SHAREHOLDERS' EQUITY		5,167,983	-	181,301	1,187,495	6,536,779

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,869,990	142,725	443,575	1,034,469	18,490,759

c)   Statement of income for the year– 2009

	Reference	Previous	Consolidation (see item 5.3.1)	Adjustments	New practices

NET OPERATING REVENUE	5.3.2 / 5.3.3 / 5.3.5 / 5.3.8	10,565,982	73,364	718,660	11,358,006

COST OF ELECTRIC ENERGY SERVICES

Cost of electric energy	5.3.2	(6,531,022)	(5,049)	521,562	(6,014,509)

Operating cost	5.3.2 / 5.3.3 / 5.3.4 / 5.3.5 / 5.3.6 / 5.3.7	(943,492)	(18,199)	(92,247)	(1,053,938)

Cost of services to third parties	5.3.3	(5,387)	-	(615,557)	(620,944)

OPERATING INCOME		3,086,081	50,116	532,418	3,668,615

Operating expense
Cost of sales	5.3.2	(255,114)	-	(85)	(255,199)
General and administrative expenses	5.3.2 / 5.3.3	(384,086)	(1,723)	(17,581)	(403,390)
Other operating expenses	5.3.2 / 5.3.3 / 5.3.4	(245,562)	(255)	18,474	(227,343)
		(884,762)	(1,978)	808	(885,932)

INCOME FROM ELECTRIC ENERGY SERVICE		2,201,319	48,138	533,226	2,782,683

Financial income
Income	5.3.2 / 5.3.8	376,996	2,851	(28,487)	351,360
Expense	5.3.3 / 5.3.5 / 5.3.8	(692,927)	(20,100)	51,961	(661,066)
		(315,931)	(17,249)	23,474	(309,706)

INCOME BEFORE TAXES		1,885,388	30,889	556,700	2,472,977

Social contribution		(155,459)	(2,787)	(50,101)	(208,348)
Income tax		(428,847)	(7,739)	(139,176)	(575,761)
		(584,306)	(10,526)	(189,277)	(784,109)

Net income for the year		1,301,082	20,363	367,423	1,688,868

Net income attributed to controlling shareholders		1,286,470	-	370,827	1,657,297
Net income attributed to noncontrolling shareholders		14,612	20,363	(3,404)	31,571

d)   Reconciliation of assets, liabilities, equity and net income:

			Shareholders' equity
					Revaluation reserve
January 1, 2009	Assets	Liabilities	Capital and reserves	Additional dividend proposed	Deemed cost	Financial instruments	Accumulated profit or loss	Net Equity Parent Company	Noncontrolling interest	Total net Equity
Previous	16,243,172	11,136,221	5,018,619	-	-			5,018,619	88,332	5,106,951
Reclassifications										-
Escrow deposit	149,998	149,998	-					-		-
Other	(6,104)	(6,104)						-		-
Consolidation	454,847	289,074						-	165,773	165,773
Adjustments								-		-
Reversal of regulatory assets and liabilities	(1,022,524)	(331,569)					(690,794)	(690,794)	(162)	(690,956)
Pension plan	-	294,939					(294,939)	(294,939)	-	(294,939)
ICPC 01 - Concession agreements	200,186	-				208,930	(12,229)	196,701	3,485	200,186
Property, plant and equipment - deemed cost	1,002,991	-			1,002,991		-	1,002,991	-	1,002,991
Write-off of discount	12,828	-					12,828	12,828	-	12,828
Guarantees	45,860	63,692					(17,832)	(17,832)	-	(17,832)
Public utility	395,247	424,115					(18,764)	(18,764)	(10,104)	(28,868)
Other	372	(5)					377	377	-	377
Dividend	-	(614,642)		606,105				606,105	8,537	614,642
Tax effects	250,383	270,691			(341,016)	(71,035)	389,442	(22,609)	2,302	(20,307)
Balance after application of new practices	17,727,256	11,676,410	5,018,619	606,105	661,975	137,895	(631,911)	5,792,683	258,163	6,050,846

			Shareholders' equity
					Revaluation reserve
December 31, 2009	Assets	Liabilities	Capital and reserves	Additional dividend proposed	Deemed cost	Financial instruments	Accumulated profit or loss	Net Equity Parent Company	Noncontrolling interest	Total net Equity	Net income 2009
Previous	16,869,991	11,702,008	5,082,942					5,082,942	85,041	5,167,983	1,301,082
Reclassifications										-
Escrow deposit	139,671	139,671						-		-	-
Pension plan	3,054	3,054						-		-
Consolidation	443,576	262,275						-	181,301	181,301	20,363
Adjustments										-
Reversal of regulatory assets and liabilities	(555,966)	(548,095)					(7,987)	(7,987)	116	(7,871)	619,898
Pension plan	6,671	294,863					(288,192)	(288,192)	-	(288,192)	6,747
ICPC 01 - Concession agreements	185,027	-				196,817	(15,071)	181,746	3,280	185,026	(4,329)
Property, plant and equipment - deemed cost	963,440	-			963,440			963,440	-	963,440	(39,551)
Write-off of discount	12,828	-					12,828	12,828	-	12,828	-
Guarantees	50,052	71,151					(21,099)	(21,099)	-	(21,099)	(3,267)
Public utility	392,217	421,534					(19,291)	(19,291)	(10,026)	(29,317)	(450)
Depreciation generation assets	(27,288)	-					(21,730)	(21,730)	(5,558)	(27,288)	(27,288)
Other	1,197	(3,336)				(348)	5,311	4,963	(430)	4,533	4,941
Dividend	-	(664,522)		655,017				655,017	9,505	664,522	-
Tax effects	6,289	275,377			(327,570)	(66,672)	120,953	(273,289)	4,202	(269,087)	(189,278)
Balance after application of new practices	18,490,759	11,953,980	5,082,942	655,017	635,870	129,797	(234,278)	6,269,348	267,431	6,536,779	1,688,868

e)   2009 Statement of Cash Flow:

	Adjustment reference	Previous	Consolidation	Adjustments	New practices

Income including CSLL and IRPJ	5.3.2 / 5.3.3 / 5.3.4 / 5.3.5 / 5.3.6 / 5.3.7 / 5.3.8	1,870,776	25,406	576,795	2,472,977
Adjustments to income	5.3.2 / 5.3.4 / 5.3.7 / 5.3.8	1,181,792	35,414	86,612	1,303,818
Operating assets	5.2 / 5.3.2 / 5.3.7 (*)	364,677	343	(452,179)	(87,159)
Operating liabilities	5.3.2 / 5.3.7	(995,105)	(30,027)	(225,243)	(1,250,375)
Cash from operations		2,422,140	31,136	(14,015)	2,439,261

Acquisitions of property, plant and equipment	5.3.3	(1,233,695)	(10,620)	695,269	(549,046)
Additions of intangible assets	5.3.3	(93,317)	(31)	(585,706)	(679,054)
Other	5.3.3 (*)	78,755	4,208	(93,764)	(10,801)
Cash from investments		(1,248,257)	(6,443)	15,799	(1,238,901)

Cash from financing	(*)	(438,555)	(31,232)	(1,784)	(471,571)

Increase (decrease) in cash and cash equivalents		735,328	(6,539)	-	728,789
Opening cash and cash equivalents balance		737,847	20,607	-	758,454
Closing cash equivalents balance		1,473,175	14,068	-	1,487,243

(*) There were some other imaterial nature adjustments that were not included further details in our consolidated financial statements (such as leasing and imaterial effects of purchase accounting).

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on December 12, 2011.

CPFL ENERGIA S.A.

By: /s/Wilson Ferreira Junior
Name: Wilson Ferreira Junior
Title: Chief Executive Officer
(principal executive officer)

By: /s/Lorival Nogueira Luz Júnior
Name: Lorival Nogueira Luz Júnior
Title: Chief Financial Officer
(principal financial officer)

Exhibit Index

Exhibit
Number                 Description

12.1                        Section 302 Certification of the Chief Executive Officer.

12.2                        Section 302 Certification of the Chief Financial Officer.

13.1                         Section 906 Certification of the Chief Executive Officer.

13.2                        Section 906 Certification of the Chief Financial Officer.