Form 20-F
period 2011-12-31
CPFL Energy INC
filed 2012-03-30
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011
Commission File Number 1-32297

CPFL ENERGIA S.A.

(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Gomes de Carvalho, 1,510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil
+55 11 3841-8507
(Address of principal executive offices)

Lorival Nogueira Luz Júnior
+55 19 3756 8704 – lorival.luz@cpfl.com.br
Rodovia Campinas Mogi Mirim, km 2,5 – Campinas, São Paulo - 13088 900
Federative Republic of Brazil
(Name, telephone, e-mail and/or facsimile
number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value* American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2 Common Shares	New York Stock Exchange

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

As of December 31, 2011, there were 962,274,260 common shares, without par value, outstanding

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

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 113.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  Our consolidated annual financial statements as of and for the year ended December 31, 2010 were our first financial statements prepared in accordance with IFRS.  IFRS 1 – “First‑time Adoption of International Financial Reporting Standards” has been applied in preparing our financial statements as of and for the year ended December 31, 2010 and for the year ended December 31, 2009 for comparative purposes.  Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian Accounting Principles”), and reconciled to generally accepted accounting principles in the United States.

Brazilian Accounting Principles differ in certain significant respects from IFRS.  When preparing our 2010 consolidated financial statements under IFRS, management amended certain accounting methods in the Brazilian Accounting Principles financial statements to comply with IFRS, as issued by the IASB.  The reconciliations and descriptions of the effect of the transition from Brazilian Accounting Principles to IFRS are presented in note 5 to our audited consolidated financial statements included in our 2010 annual report.  Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to generally accepted accounting principles in the United States.

We have translated certain of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts was R$1.876 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2011 as reported by the Central Bank of Brazil (the “Central Bank”).  The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.  Key Information—Exchange Rates” for more information regarding the Brazilian foreign exchange rate system and historical data on the exchange rate between reais  and U.S. dollars.

ITEM 1.                        Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                        Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                        Key Information

Selected Financial and Operating Data

The tables below contain a summary of our financial data as of and for each of the periods indicated.  The summary of our financial data was derived from our consolidated annual financial statements, prepared in accordance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our consolidated financial statements and the related notes included in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2009, 2010 and 2011, prepared in accordance with IFRS, as issued by the IASB, has been derived from our audited consolidated financial statements, which appear elsewhere in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2011	2011	2010	2009
	US$	R$	R$	R$
	(in millions, except per share and per ADS data)

Net operating revenue	6,805	12,764	12,024	11,358
Cost of electric energy services:
Cost of electric energy	3,316	6,221	6,222	6,015
Operating cost	617	1,158	1,068	1,054
Services rendered to third parties	607	1,139	1,051	621
Gross operating income	2,265	4,246	3,683	3,668

Operating expenses:
Sales expenses	194	364	301	255
General and administrative expenses	328	615	443	403
Other operating expense	115	216	200	227
Income from electric energy service	1,628	3,051	2,739	2,783
Financial income (expense):
Income	372	698	483	351
Expense	(739)	(1,387)	(837)	(661)
Net financial income (expenses)	(367)	(689)	(354)	(310)
Income before taxes	1,261	2,362	2,385	2,473
Social contribution	(112)	(210)	(221)	(208)
Income tax	(304)	(570)	(604)	(576)
Total taxes	(416)	(780)	(825)	(784)
Net income	845	1,582	1,560	1,689
Net income attributable to controlling shareholders	816	1,530	1,538	1,657
Net income attributable to non controlling shareholders	28	52	22	32
Net income per share(1)	0.85	1.59	1.60	1.73
Net income per ADS	1.70	3.18	4.80	5.18
Dividends(2)	803	1,506	1,260	1,227
Weighted average of number of common shares (in million)	962	962	962	960
Dividends per share(1)(2)	0.83	1.57	1.31	1.28
Dividends per ADS(2)	1.67	3.13	2.62	2.56

BALANCE SHEET DATA

	For the year ended December 31,
	2011	2011	2010	2009
	US$	R$	R$	R$
	(in millions, except per share and per ADS data)

Current assets:
Cash and cash equivalents	1,439	2,700	1,563	1,487
Consumers, concessionaires and licensees	999	1,874	1,816	1,753
Other current assets	421	789	519	409
Total current assets	2,859	5,363	3,898	3,649

Noncurrent assets:
Accounts receivable	97	182	196	225
Financial asset of concession	734	1,377	935	674
Property, plant and equipment	4,421	8,292	5,786	5,213
Intangible Assets	4,759	8,927	6,585	6,063
Other noncurrent assets	1,744	3,272	2,657	2,666
Total noncurrent assets	11,755	22,050	16,159	14,841
Total assets	14,614	27,413	20,057	18,490

Current liabilities:
Short-term debt(3)	881	1,653	2,251	1,364
Other current liabilities	1,517	2,846	2,177	2,059
Total current liabilities	2,398	4,499	4,428	3,423

Noncurrent liabilities:
Long-term debt(3)	6,373	11,955	7,167	6,548
Other long-term liabilities	1,283	2,406	1,712	1,983
Noncurrent liabilities	7,656	14,361	8,879	8,531
Noncontrolling interest	792	1,485	256	267
Net equity attributable to controlling shareholders	3,768	7,067	6,494	6,269
Total liabilities and shareholders’ equity	14,614	27,413	20,057	18,490

OPERATING DATA(*)

	For the year ended December 31,
	2011	2010	2009	2008	2007
Energy sold (in GWh):
Residential	13,626	12,983	12,346	11,649	10,766
Industrial	14,718	15,413	14,970	16,066	16,692
Commercial	8,140	7,695	7,297	6,938	6,509
Rural	1,991	2,100	2,256	2,449	2,511
Public administration	1,154	1,112	1,074	1,027	972
Public lighting	1,495	1,444	1,408	1,355	1,284
Public services	1,823	1,742	1,664	1,634	1,590
Own consumption	33	33	33	32	30
Total energy sold to Final Consumers	42,979	42,522	41,048	41,150	40,354
Electricity sales to wholesalers (in GWh)	14,089	12,737	12,925	9,551	8,731
Total consumers (in thousands)(4)	6,952	6,748	6,567	6,425	6,257
Installed capacity (in MW)	2,644	2,309	1,737	1,704	1,588
Assured energy (in GWh)	11,678	7,786	7,485	7,134	6,698
Energy generated (in GWh)	9,638	9,142	5,984	6,659	6,382

(*)           Unaudited.

(1)           Net income per share and Dividends per share are based on the number of shares resulting from the reverse and forward stock split of our common shares as if they had occurred in 2009.

(2)           “Dividends” represent the total amount of dividends from net income for each period indicated, subject to approval of the shareholders at the general shareholders’ meeting to be held in the following year.

(3)           Short-term debt and Long‑term debt include derivative and accrued interest.

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

The following table provides information on the selling exchange rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

	Year-end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year ended:
December 31, 2007	1.771	1.930	1.733	2.156
December 31, 2008	2.337	1.833	1.559	2.500
December 31, 2009	1.741	1.990	1.702	2.422
December 31, 2010	1.666	1.759	1.655	1.881
December 31, 2011	1.876	1.671	1.535	1.902

(1)           Year-end figures represent the average of the month-end selling exchange rates during the relevant period.

	Month-end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Month ended:
September 2011	1.854	1.750	1.604	1.902
October 2011	1.689	1.773	1.689	1.886
November 2011	1.811	1.790	1.727	1.894
December 2011	1.876	1.837	1.783	1.876
January 2012	1.739	1.790	1.739	1.868
February 2012	1.709	1.718	1.702	1.738
March (through March 27, 2012)	1.814	1.790	1.715	1.827

(1)           The figures provided for months in 2011 and 2012, as well as for the month of March up to and including March 27, 2012, represent the average of the selling exchange rates at the close of trading on each business day during such period.

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

In addition, both the implementation of our strategy for growth, and our the ordinary business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal and state concession programs, creation of more rigid criteria for qualification in public energy auctions, or a delay in the revision and implementation of new annual tariffs.

If regulatory changes require us to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

The regulatory framework under which we operate is subject to legal challenge.

The Brazilian government implemented fundamental changes in the regulation of the power industry under 2004 legislation known as the Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law.  Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court.  If all or part of the New Industry Model Law were held to be unconstitutional, there would be uncertain consequences for the validity of existing regulation and the further development of the regulatory framework.  The outcome of the legal proceedings is difficult to predict, but it could have an adverse impact on the entire energy sector, including our business and results of operations.

We are uncertain as to the renewal of our concessions.

We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian Federal Government.  Our concessions range in duration from 16 to 35 years, with the first expiration date in 2015.  Five of our distribution subsidiaries, as well as three small hydroelectric power plants and six micro hydroelectric power plants that generate energy exclusively for these distribution subsidiaries, have concessions that expire in July 2015 with options to renew for an additional 20 years. In 2011, these five distribution subsidiaries represented 6.0% of net operating revenues of our distribution companies and 5.6% of the energy distributed by our distribution companies.

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

Our concession agreements and the Brazilian law establish a mechanism that permits three types of tariff adjustments:  (i) the annual adjustment (“reajuste tarifário anual”), (ii) the periodic revision (“revisão tarifária periódica”) and (iii) the extraordinary revision (“revisão tarifária extraordinária”).  We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain regulatory charges, including charges for the use of transmission and distribution facilities.  In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our consumers.  We are also subject to extraordinary revision of our tariffs that may affect (negatively or positively) our results of operations or financial position.

We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, due to changes in the methods in calculating the periodic revision adjustments.  In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011.  For the third cycle, ANEEL has designated a new method of recognizing which costs we may pass through to our consumers.  In addition, ANEEL approved the new methodology for calculating the TUSD and other electricity tariffs, under which distributors assume all market risk resulting from tariff indicators As compared to the previous tariff cycle, this new methodology negatively impacts our financial condition and results of operations.

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

Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecasted electricity needs for its distribution concession areas.  Over- or under-forecasting demand can have adverse consequences.  If our forecasted demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases and we may also be forced to enter into short‑term agreements to purchase electricity at prices substantially higher than under our long‑term purchase agreements.  For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements.  If our acquisitions of electricity in the public auctions are above the Annual Reference Value (Valor Anual de Referência), as defined in “Item 4.  Information on the Company—The New Industry Model Law—The Annual Reference Value,” established by the Brazilian government, we may not be able to fully pass through the costs of our electricity purchases.  Our forecasted electricity demand may prove inaccurate, including as a result of consumers moving between the different markets (regulated and free).  If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”

We generate a significant portion of our operating revenues from consumers that qualify as Free Consumers, which are allowed to seek alternative electricity suppliers.  We may face other types of competition that could adversely affect our market share and revenues.

Within our concession areas, other electricity suppliers are permitted to compete with us in offering electricity to certain consumers that qualify as Free Consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs.  These consumers qualified as Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, by providing six months’ prior notice, or by providing a year’s prior notice if their contract has no fixed termination date.  At December 31, 2011, we supplied energy to 48 consumers qualified as Free Consumers, which accounted for approximately 2.2% of our net operating revenues and approximately 2.7% of the total volume of electricity sold by our distributors during 2011.  In addition, other consumers meeting certain criteria may become Free Consumers if they move to energy from renewable energy sources, such as small hydroelectric power plants or biomass.  At December 31, 2011 we had a total of 1,615 potentially Free Consumers which accounted for approximately 13.3% of our net operating revenues and approximately 14.9% of the total volume of electricity sold by our distribution companies during 2011. If our consumers that are not currently qualified as Free Consumers decide to become Free Consumers and purchase electricity from other electricity suppliers in our concession areas, our market share and results of operations would be adversely affected.

In addition, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Our operating results depend on prevailing hydrological conditions.  The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate.  In 2011, according to data from the National Electrical System Operator, Operador Nacional do Sistema Elétrico (“ONS”), more than 91% of Brazil’s electricity supply came from hydroelectric generation facilities.  Our region is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  The most recent period of low rainfall was between 2000 and 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002.  The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15.0% to a 25.0% reduction in energy consumption.  If Brazil experiences another electricity shortage, the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations.  A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption.  We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

We plan to invest approximately R$3,097 million in our generation activities, and R$4,984 million in our distribution activities during the period from 2012 through 2016.  Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies.  We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

We are strictly liable for any damages resulting from inadequate provision of electricity services, and our contracted insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate provision of electricity distribution services.  In addition, our distribution facilities may, together with our generation utilities, be held liable for damages caused to others as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the ONS.  We cannot assure you that our contracted insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.

We may not be able to create the expected benefits and return on investments from the energy generation businesses we recently entered into.

We have entered into a number of energy generation businesses (wind, thermoelectric and biomass energy) with substantial capital investments.  We have few operating history and track record in these industries and may not be able to foster the synergies with our traditional businesses.  In addition:

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

If these generation plants are not able to (i) generate the energy contracted by our clients, or (ii) generate the energy necessary to supply any clients in the free market, and (iii), the energy provided to us is insufficient to supply the contracted demand, we may be obliged to buy the shortfall in the spot market, in which the price per MWh is usually more volatile and may be higher than our price, resulting in an adverse effect on us.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law.”

Our growth, operating results and financial condition may be negatively affected by one or more of the above factors.

We are controlled by a few shareholders acting together, and their interests could conflict with yours.

As of December 31, 2011, VBC Energia S.A. (“VBC”), PREVI (through BB Carteira Livre I FIA), Energia São Paulo FIP (including through Bonaire Participações S.A.), owned 25.55%, 31.02% and 12.62%, respectively, of our outstanding common shares.  These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us.  Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions.  In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors.  Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.  Their decisions on these matters may be contrary to the expectations or preferences of our noncontrolling shareholders, including holders of our ADSs.  See “Item 7.  Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

As of December 31, 2011, approximately 87.1% of our total indebtedness was denominated in reais  and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates.  The remaining 12.9% of our total indebtedness was denominated in U.S. dollars and substantially subject to currency swaps that converted these obligations into reais.  In addition, the costs of electricity purchased from the Itaipu power plant (“Itaipu”) are indexed to the U.S. dollar exchange variation.  Our tariffs are adjusted annually in order to contemplate the losses or gains’ effects from such electricity acquisition. Accordingly, if these indexation rates rise or the U.S. dollar/real  exchange rates appreciate, our financing expenses will increase.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

As of December 31, 2011, we had a debt of R$13,608 million.  Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness.  In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness.  If we incur additional debt, the risks associated with our leverage would increase.

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

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated against the U.S. dollar during 2008 and reaching R$2.337 per US$1.00 at year end 2008.  During 2009, the real  appreciated 25.5% against the U.S. dollar in the context of the economic recovery and reaching R$1.741 per US$1.00 at year-end 2009.  On December 31, 2011, the exchange rate of the real  against the U.S. dollar was R$1.876 per US$1.00.  On March 27, 2012, the exchange rate was R$1.814 per US$1.00.  We cannot assure that the real  will not depreciate against the U.S. dollar in the future.

Depreciation of the real  increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.  Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciation of the real  against the U.S. dollar can also lead to decreased consumer spending, deflationary pressures and reduced growth in the economy as a whole.  On the other hand, appreciation of the real  relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current account, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends our ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real  interest rates in the world.  Between 2006 and 2011, the base interest rate in Brazil (“SELIC”)  varied between 8.7% p.a. and 18.0% p.a.  Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may in future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, volatility in growth and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our ADSs and common shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The current global financial crisis, especially in the European Union, has generated significant consequences, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, directly or indirectly, adversely affect us and the market price of Brazilian securities, including the ADSs and our common shares.  It is still not clear how these consequences will affect Brazilian economy in 2012.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 52.6% of the aggregate market capitalization of the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”), as of December 31, 2011.  The top ten stocks in terms of trading volume accounted for 53.7%, 50.0% and 47.2% of all shares traded on the BM&FBOVESPA in 2009, 2010 and 2011, respectively.

ITEM 4.                        Information on the Company

Overview

We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A.  Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14th floor – Suite 142, Vila Olímpia, CEP 04547-005, in the City of São Paulo, state of São Paulo, Brazil and our telephone number is +55 11 3841-8507.

We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil.  We were incorporated in 1998 as a joint venture among VBC, 521 Participações S.A. and Bonaire to combine their interests in companies operating in the Brazilian power sector.

We are one of the largest electricity distributors in Brazil, based on the 39,917 GWh of electricity we distributed to approximately 7.0 million consumers in 2011.  In 2011, our installed capacity was 2,644 MW.  We are also involved in building four biomass generation projects, one small hydroelectric power plant and 25 wind farms, through which we expect to increase our installed capacity to 3,301 MW1 once they are completed over the next three years.

We also engage in electricity commercialization, and provide agency services to Free Consumers before the CCEE and other agents, as well as electricity-related services to our affiliates and unaffiliated parties.  In 2011, the total amount of electricity sold by our commercialization subsidiaries was 5,037 GWh and 8,665 GWh to affiliated and unaffiliated parties, respectively.

In 2011 and through March 29, 2012, the following developments affected our corporate structure:

•         On April 19, 2011, we entered into an agreement with Energias Renováveis S.A. (“ERSA”) to combine assets and projects relating to renewable energy sources (wind, biomass and small hydroelectric power plants).  The transaction encompassed: (i) the transfer of wind, biomass and small hydroelectric plants previously owned and operated by CPFL Geração and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) to certain companies, which subsequently transferred the wind, biomass and small hydroelectric power plants to a holding company, SMITA Empreendimentos e Participações S.A. (“SMITA”); (ii) the establishment of SMITA by CPFL Geração and CPFL Brasil; (iii) the incorporation of SMITA by ERSA, of which we turned out holding 54.5% interest; and (iv) the change of ERSA’s corporate name to CPFL Energia Renováveis S.A. (“CPFL Energias Renováveis”).  CPFL Energias Renováveis’ financial statements have been consolidated in our consolidated financial statements since August 1, 2011. The transaction was ratified by our shareholders on December 19, 2011.

1This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

•         On April 7, 2011, CPFL Energia S.A. entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Jantus for R$823 million.  On September 21, 2011, CPFL Energia S.A. assigned the Sale and Purchase Agreement to CPFL Energias Renováveis.  In order to complete the acquisition, our subsidiary CPFL Brasil contributed funds to CPFL Energias Renováveis, of which we now hold 63% interest.  The transaction contemplated the acquisition of:  (i) four wind farms in operation in the state of Ceará with installed capacity of 210 MW, and (ii) a portfolio of wind farm projects with total installed capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.  The acquisition was complete on December 19, 2011.

•         On December 29, 2011, through our subsidiary CPFL Energias Renováveis, we acquired all of the shares of Santa Luzia Energética S.A. (“Santa Luzia”), representing 100% of its capital stock for R$132 million through assumption of debts with BNDES.  As a result, we now have Santa Luzia small hydroelectric power plant, located in the cities of São Domingos and Iguaçu, in the state of Santa Catarina, with installed capacity of 28,5 MW.

•         On January 12, 2012, through our subsidiary CPFL Energias Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”). Atlântica I, Atlântica II, Atlântica IV and Atlântica V hold authorizations to produce energy from wind sources as independent producers for a term of 35 years.  These wind farms are located in the state of Rio Grande do Sul and have aggregate installed capacity of 120 MW, all of which have been certified and sold at the auction of alternative sources of energy held on August 2010. The acquisition is subject to certain conditions provided for in the Sale and Purchase Agreement and approval by the ANEEL.

•         On February 24, 2012, through our subsidiary CPFL Energias Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP S.A., which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”).  The total acquisition cost was R$1,062 million, distributed as follows: (i) R$600 million in cash, and (ii) R$462 million through assumption of net debts, which amount may be adjusted by the acquisition closing date.  Bons Ventos holds authorizations to explore the following wind farms: (i) Taíba Albatroz, with installed capacity of 16,8 MW, (ii) Bons Ventos, with installed capacity of 50,4 MW, (iii) Enacel, with installed capacity of 31,5 MW and (iv) Canoa Quebrada, with installed capacity of 58,8 MW.  All of these wind farms are fully operational in the state of Ceará, and have entered into agreements with Eletrobrás to sell all of the generated energy under the Proinfa Program.  The acquisition is subject to certain conditions provided for in the Sale and Purchase Agreement, including authorizations from regulatory authorities.

•         On March 9, 2012, through our subsidiary CPFL Energias Renováveis, we entered into an agreement to purchase 100% of the electric energy and water steam co-generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”).  Usina Ester holds authorization from ANEEL to exploit electric energy from biomass (sugar cane), with installed capacity of 40,0 MW.  These co-generation plants, located in the city of Cosmópolis, in the state of São Paulo, are fully operational.  The acquisition is subject to certain conditions provided for in the agreement, including authorizations from regulatory authorities.

The following chart provides an overview of our corporate structure, as of March 29, 2012:

(1) Includes the 0.1% stake of Camargo Corrêa S.A.

(2) Termoparaíba and Termonordeste thermoelectric facilities

Note: CPFL Energia owns a 63% interest in CPFL Energias Renováveis (35.5% through CPFL Geração and 27.5% through CPFL Brasil)

Our core businesses are:

•         Distribution.  In 2011, our eight fully-consolidated distribution subsidiaries delivered 39,917 GWh of electricity to approximately 7.0 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

•         Conventional generation sources.  As of December 31, 2011, we had installed capacity of 2,233 MW.  During 2011, we generated a total of 8,903 GWh of electricity, and we had 9,949 GWh of assured energy, the amount of energy representing our long‑term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities.  We hold equity interests in eight hydroelectric plants (Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães-Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó).  Although the concession for Serra da Mesa hydroelectric generation facility is held by Furnas, we are entitled to 51.54% of its assured energy.  In October 2010, Foz do Chapecó hydroelectric plant started operations, currently representing an installed capacity of 855 MW, of which we hold a share of 51%, or 436.1 MW. We also own three thermoelectric power plants, two of which were acquired in 2009 (Termonordeste and Termoparaíba) through the acquisition of EPASA. In December 2010 and January 2011, respectively, Termonordeste and Termoparaíba power plants started operations with installed capacity of 170.8 MW each one. We hold an aggregate 52.75%2  interest in Termonordeste and Termoparaíba, or 180.2 MW.

 2We acquired 51% of the shares of EPASA in September 2009.  However, as a result of a dilution of EPASA’s capital stock in December 2011, we now hold a 52.75% interest in it.

•         Renewable generation sources. In 2011, we established CPFL Energias Renováveis, in which we own 63% interest, to concentrate our activities in energy generation through renewable sources.  Currently, all of our wind farms and thermoelectric biomass plants, as well as 35 of our 47 small hydroelectric power plants, are managed by CPFL Energias Renováveis.  These 35 small hydroelectric power plants are responsible for 92.1% of the aggregate capacity generated by our small hydroelectric plants as a whole, of which: (i) 34 are operational, with aggregate installed capacity of 307 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso, and (ii) one is under construction in the state of Santa Catarina, with an estimated installed capacity of 20 MW and scheduled to commence operations in 2013. Additionally, we have 33 wind farms, of which (i) eight3 are operational, with aggregate installed capacity of 367.5 MW, located in the state of Ceará, and (ii) 25 are under construction, with an estimated installed capacity of 670 MW and scheduled to commence operations between 2012 and 2014.  We also have nine thermoelectric biomass plants, of which: (i) three are operational, with aggregate installed capacity of 135 MW, located in the states of São Paulo and Rio Grande do Norte, and (ii) four are under construction, with an estimated capacity of 195 MW and scheduled to start operations between 2012 and 2014.  We closed 2011 with total installed capacity (i.e., including through our conventional generation sources segment) of 2,644 MW.  We will use part of our increased installed capacity for our own distribution and commercialization activities.

•         Commercialization and Services.  Our subsidiary CPFL Brasil handles our commercialization operations and provides agency services to Free Consumers before the CCEE and other agents, including guidance on their operational requirements.  CPFL Brasil procures and sells electricity to Free Consumers, other commercialization and generation companies and distribution facilities.  Our subsidiary CPFL Serviços provides electricity-related services, such as project design and construction, to our affiliates and unaffiliated parties.  In 2011, we sold 13,702 GWh of electricity, of which 8,665 GWh was sold to unaffiliated third parties.

Our Strategy

Our overall objective is to consolidate our leadership position in the Brazilian electricity sector while creating value for our shareholders.  We seek to achieve these goals in all of our sectors (distribution, conventional generation sources, renewable generation sources, and commercialization and services) by pursuing operational efficiency (through innovation and technology) and growth (through business synergies and new projects).  Our strategies are grounded on financial discipline, social responsibility and enhanced corporate governance.  More specifically, our approach involves the following key business strategies.

Complete the development of our existing renewable generation projects, and expand our generation portfolio by developing new conventional and renewable energy generation projects to maintain our position as market leader in renewable energy sources.  In 2011, we became the largest renewable energy company in Latin America by establishing CPFL Energias Renováveis and acquiring 100% of the shares of Jantus, a company engaged in the generation of energy through renewable sources, especially wind power. In 2011, our installed capacity increased to 2,644 MW, 2,233 MW of which was conventionally generated, and 411 MW of which was generated through renewable sources.  This represented a 14.5% increase as compared to 2010, when our installed capacity was 2,309 MW.  This increase was due to (i) the creation of CPFL Renováveis, in which we currently hold a 63% ownership interest, (ii) the commencement of operations at Bio Formosa and Bio Buriti biomass thermoelectric power plants, and (iii) the acquisition of new renewable energy facilities (the Jantus’ wind farms and Santa Luzia small hydroelectric power plant).  In January 2012, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies engaged in generation of energy through wind sources.  In February 2012, we executed a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP, the holding company of Bons Ventos.  Which is still subject to certain conditions, including approval by the regulatory authorities.

3This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

By the end of 2012, when CPFL Bio Ipê, CPFL Bio Pedra and Santa Clara wind farms are expected to become fully operational, our installed capacity may reach 2,922 MW3.  By the end of 2013, when Coopcana and Alvorada biomass thermoelectric power plants and Salto Góes small hydroelectric power plant, Campo dos Ventos II, Macacos I and Atlântica wind farms are expected to become fully operational, this capacity may reach 3,141 MW and, by the end of 2014, when we expect the Campo dos Ventos and São Benedito wind farms to become operational, it may reach 3,301 MW.  Part of these generation facilities have associated long‑term power purchase agreements (“PPAs”), approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment.  We also have a 2,743 MW (of which our share is 1,728 MW) portfolio of projects to be developed in the next years through our subsidiary CPFL Energias Renováveis.  As consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional conventional and renewable generation projects.

Focus on further improving our operating efficiency.  The distribution of electricity in our distribution concession areas is our largest business segment, representing approximately 60% of our consolidated EBITDA.  We continue to focus on improving the quality of our service and maintaining efficient operating costs by exploiting synergies and technologies.  We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.  In 2011, we started the Tauron project, aiming at an efficiency breakthrough in our distribution operations, based on new technologies, performance management, asset management and leadership.  We expect to fully implement Tauron project by 2013.

Expand and strengthen our commercialization and services business.  Free Consumers represent a significant segment of the electricity market in Brazil (approximately 25% of the market share).  We strive to enter into bilateral contracts (through our subsidiary CPFL Brasil, our commercialization subsidiary) with former consumers of our distribution companies that become Free Consumers, in addition to attracting additional Free Consumers from outside of our distribution companies’ concession areas.  In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.

Position ourselves to take advantage of consolidation in our industry by using our experience in successfully integrating and restructuring other operations.  We believe that with the stabilization of the regulatory environment in the Brazilian power industry, there may be substantial consolidation in the generation, the transmission and, particularly, the distribution sectors.  Given our financial strength and managerial expertise, we believe that we are well-positioned to take advantage of this consolidation.  If promising assets are available on attractive terms, we may make acquisitions that complement our existing operations and afford us and our consumers further opportunities to take advantage of economies of scale.

Maintain a high level of social responsibility in the communities in which we operate.  We aim to hold our business operations to the highest standards of social responsibility and sustainable development.  We also support initiatives to advance the economic, cultural and social interests of the communities in which we operate and contribute effectively to their further development.

Follow enhanced corporate governance standards.  We are dedicated to maintaining the highest levels of management transparency and corporate governance, providing equitable shareholder rights and, through various measures, including the increase of our free float and the liquidity of our shares, seeking value for our shareholders.

3This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

Our Service Territory

Distribution

We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2011.  Our eight distribution subsidiaries together supply electricity to a region covering 175,2374 square kilometers, primarily in the States of São Paulo and Rio Grande do Sul.  Their concession areas include 559 municipalities and a population of approximately 17.7 million people.  Together, they provided electricity to approximately 7.0 million consumers as of December 31, 2011.  Our eight subsidiaries distributed approximately 13% of the total electricity distributed in Brazil, based on data from the Energetic Studies Company (Empresa de Pesquisas Energéticas - EPE).

4The decrease as compared to 2010 was due to the fact that certain cooperatives within the CPFL Piratininga concession distribution area have been classified by ANEEL as permissionaires (and, as such, they are now considered as distributors).  However, this decrease did not impact our revenues and results of operations.

Distribution Companies

We have eight distribution subsidiaries:

•         CPFL Paulista.  Companhia Paulista de Força e Luz (“CPFL Paulista”) supplies electricity to a concession area covering 90,440 square kilometers in the state of São Paulo with a population of approximately 9.4 million people.  Its concession area covers 2345municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba. CPFL Paulista had approximately 3.7 million consumers as of December 31, 2011. In 2011, CPFL Paulista distributed 21,008 GWh of electricity, which accounts for approximately 22.7% of the total electricity distributed in the state of São Paulo, and 6.6% of the total electricity distributed in Brazil, during that period.

•         CPFL Piratininga.  Companhia Piratininga de Força e Luz (“CPFL Piratininga”) supplies electricity to a concession area covering 5,618 square kilometers in the southern part of the state of São Paulo with a population of approximately 3.6 million people.  Its concession area covers 275municipalities, including the cities of Santos, Sorocaba and Jundiaí.  CPFL Piratininga had approximately 1.5 million consumers as of December 31, 2011.  In 2011, CPFL Piratininga distributed 9,041 GWh of electricity, accounting for approximately 9.8% of the total electricity distributed in the state of São Paulo, and 2.8% of the total electricity distributed in Brazil, during that period.

•         RGE.  Rio Grande Energia S.A. (“RGE”) supplies electricity to a concession area covering 58,823 square kilometers in the state of Rio Grande do Sul with a population of approximately 3.8 million people.  Its concession area covers 2535 municipalities, including the cities of Caxias do Sul and Gravataí.  RGE had approximately 1.3 million consumers as of December 31, 2011.  In 2011, RGE supplied 7,622 GWh of electricity (6,548 GWh distributed to Final Consumers, and 1,074 GWh delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 31.4% of the total electricity distributed in the state of Rio Grande do Sul, and 2.4% of the total electricity distributed in Brazil, during that period.

•         CPFL Santa Cruz.  Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) supplies electricity to a concession area covering 11,870 square kilometers, which includes 245 municipalities in the northwest part of the state of São Paulo and three5 municipalities in the state of Paraná.  In 2011, CPFL Santa Cruz distributed 967 GWh of electricity to approximately 186,000 consumers, accounting for approximately 1.0% of the total electricity distributed in the state of São Paulo, and 0.3% of the total electricity distributed in Brazil, during that period.

•         CPFL Jaguari.  Companhia Jaguari de Energia (“CPFL Jaguari”) supplies electricity to a concession area covering 252 square kilometers, which includes two5 municipalities of the state of São Paulo.  In 2011, CPFL Jaguari distributed 431 GWh of electricity to approximately 34,000 consumers.

•         CPFL Mococa.  Companhia Luz e Força de Mococa (“CPFL Mococa”) supplies electricity to a concession area covering 1,844 square kilometers, which includes one5 municipality of the state of São Paulo and three5 municipalities in the state of Minas Gerais.  In 2011, CPFL Mococa distributed 211 GWh of electricity to approximately 42,000 consumers.

•         CPFL Leste Paulista.  Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) supplies electricity to a concession area covering 2,589 square kilometers, which includes seven5 municipalities of the state of São Paulo.  In 2011, CPFL Leste Paulista distributed 263 GWh of electricity to approximately 52,000 consumers.

•         CPFL Sul Paulista.  Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) supplies electricity to a concession area covering 3,802 square kilometers, which includes five5 municipalities of the state of São Paulo.  In 2011, CPFL Sul Paulista distributed 373 GWh of electricity to approximately 75,000 consumers.

5These numbers consider municipalities within the concession area of each subsidiary only. Please note that we also serve consumers in municipalities within the concession area of other concessionaire where, for any reason, those consumers are not assisted by such concessionaire.

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

As of December 31, 2011, our distribution network consisted of 210,491 kilometers of distribution lines, including 276,561 distribution transformers.  Our eight distribution subsidiaries had 9,437 km of high voltage distribution lines between 34.5 kV and 138 kV.  At that date, we had 434 transformer sub-stations for transforming high voltage into medium voltages for subsequent distribution, with total transforming capacity of 13,650 mega-volt amperes.  Of the industrial and commercial consumers in our concession area, 283 had 69 kV, 88 kV or 138 kV high-voltage electricity supplied through direct connections to our high voltage distribution lines.

System Performance
Electricity Losses

We experience two types of electricity losses:  technical losses and commercial losses.  Technical losses are those that occur in the ordinary course of our distribution of electricity.  Commercial losses are those that result from illegal connections, fraud or billing errors and similar matters.  Electricity loss rates of our three largest distribution subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) compare favorably to the average for other major Brazilian electricity distributors in 2010 according to the most recent information available from the Brazilian Association of Electric Energy Distributors, Associação Brasileira de Distribuidores de Energia Elétrica (“ABRADEE”), an industry association.

We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud or billing errors.  To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing.  Approximately 437,330 inspections were conducted during 2011, which we believe led to a recovery of receivables estimated at more than R$163.8 million.

Power Outages

The following table sets forth the frequency and duration of electricity outages per consumer for the years 2011 and 2010 for each of our distribution subsidiaries:

	Year ended December 31, 2011

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

FEC[1]	5.36	4.87	9.44	8.15	5.10	5.24	6.17	5.73
DEC[2]	6.77	6.44	15.19	8.43	7.00	5.95	9.66	9.06

(1)           Frequency of outages per consumer per year (number of outages).

(2)           Duration of outages per consumer per year (in hours).

	Year ended December 31, 2010

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

FEC[1]	5.05	5.22	9.66	6.52	7.81	4.52	7.69	7.75
DEC[2]	5.65	6.88	14.71	5.49	9.24	4.59	8.28	9.21

(1)           Frequency of outages per consumer per year (number of outages)

(2)           Duration of outages per consumer per year (in hours)

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages.  According to data from ABRADEE for 2010, our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

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

ANEEL establishes performance indicators per consumer to be complied with by power companies.  If these indicators are not reached, we are obliged to reimburse our consumers, and our revenues are negatively affected.  In 2010, according to data from ANEEL, the amount we reimbursed our consumers was lower than the average amount reimbursed by power companies of similar size.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately up to 14% of total interruptions.  Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions.  In 2011, we invested a total of R$1,081 million in improvements of (i) the logistics of our operations, (ii) our systems, and (iii) our infrastructure to support operations, across our different business segments.  We expect to invest an additional R$1,108 million for such purposes in 2012.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities.  In 2011, 11.1% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries.

In 2011, we purchased 10,855 GWh of electricity from the Itaipu power plant, amounting to 21.3% of the total electricity we purchased.  Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity.  This treaty will expire in 2023.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu.  The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW.  ANEEL annually determines the amount of electricity to be sold by Itaipu.  We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity, at a price of US$24.88/kW.  Our purchases represent approximately 17.0% of Itaipu’s total supply to Brazil.  This share was fixed by law according to the amount of electricity sold in 1991.  The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated debts, as well as the cost of transmitting the power to their concession areas.

The Itaipu plant has an exclusive transmission network.  Distribution companies pay a fee for the use of this network.

In 2011, we paid an average of R$89.68 per MWh for purchases of electricity from Itaipu, as compared to R$93.23 during 2010 and R$104.41 during 2009.  These figures do not include the transmission fee.

We purchased 39,998 GWh of electricity in 2011 from generating companies other than Itaipu, representing 78.7% of the total electricity we purchased.  We paid an average of R$110.73 per MWh for purchases of electricity from generating companies other than Itaipu, as compared to R$109.47 per MWh in 2010 and R$104.44 per MWh in 2009.  For more information on the regulated market and the free market, see “—The Brazilian Power Industry—The New Industry Model Law.”

The following table shows amounts purchased from our suppliers in the regulated market and in the free market, for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in GWh)
Energy purchased for resale
Itaipu Binacional	10,855	10,835	11,084
Electric Energy Trading Chamber - CCEE	5,002	3,373	3,101
PROINFA	1,032	1,133	958
Energy purchased in the regulated market and through bilateral contracts	33,964	37,043	37,531
TOTAL	50,853	52,384	52,674

The provisions of our electricity supply contracts are governed by ANEEL regulations.  The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

Transmission Tariffs.  In 2011, we paid a total of R$1,314 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

We classify our consumers into five principal categories.  See note 26 to our audited consolidated financial statements for a breakdown of our sales by category.

•         Industrial consumers.  Sales to final industrial consumers accounted for 27.7% of our revenue of electricity sales in 2011.

•         Residential consumers.  Sales to final residential consumers accounted for 40.1% of our revenue of electricity sales in 2011.

•         Commercial consumers.  Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 20.7% of our revenue of electricity sales in 2011.

•         Rural consumers.  Sales to final rural consumers accounted for 3.0% of our revenue of electricity sales in 2011.

•         Other consumers.  Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.5% of our revenue of electricity sales in 2011.

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

The following tables sets forth our average retail prices for each consumer category for 2011 and 2010.  These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2011 and 2010.

	Year ended December 31, 2011

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa

	(R$/MWh)
Residential	416.68	418.90	541.53	483.21	511.15	481.14	404.51	551.81
Industrial	322.85	313.27	365.08	373.34	416.55	325.14	292.58	355.70
Commercial	349.56	366.33	516.05	437.55	476.79	457.17	363.79	461.81
Rural	192.31	226.27	278.91	235.28	257.46	252.16	211.65	264.64
Other	263.01	278.88	375.98	312.84	340.36	308.73	262.51	317.38
Total	348.63	359.99	440.20	399.14	400.59	384.20	314.96	409.66

	Year ended December 31, 2010

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa

	(R$/MWh)
Residential	400.76	394.42	509.89	432.07	458.09	452.57	379.55	507.27
Industrial	311.90	295.54	346.97	323.89	342.95	287.54	275.80	330.85
Commercial	339.05	347.41	491.23	395.70	428.93	432.77	344.44	428.78
Rural	181.49	213.16	235.64	212.40	232.12	243.18	198.59	243.94
Other	250.07	246.31	231.00	184.17	303.61	295.12	246.49	294.39
Total	334.34	335.74	380.34	323.59	352.11	353.03	296.27	376.04

Under current regulations, residential consumers may be eligible to pay reduced tariffs if: (i) their monthly earnings are equal or lower than half of the minimum wage, (ii) their monthly earnings are lower than three minimum wages, and one (or more) of the family members has a disease that requires continuous use of an electric-powered equipment, or (iii) they receive certain benefits under Brazilian government’s social programs . In order to benefit from the regulations, these consumers must register with the respective federal government registry. The discounts applied to the tariffs depend on the amount of energy consumed.  Discounts range from 10% to 65% for energy consumption varying from less than 30 KW to 220 KW per month.  Another benefit afforded to these residential consumers is that they are not required to pay emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

TUSD.  Under applicable laws and regulations, we are required to allow other consumers to use our high‑voltage distribution lines, including Free Consumers within our distribution concession areas that are supplied by other distributors.  All of our consumers must pay a fee for the use of our network.  In 2011, tariff revenues for the use of our network by Free Consumers amounted to R$1,314 million.  The average tariff for the use of our network was R$90.03/MWh and R$88.15/MWh in 2011 and 2010, respectively, including the TUSD we charge to other distributors connected to our distribution network.

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our consumers is determined by consumer category.  Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers, whose meters are read in intervals varying from one to three months, as authorized by relevant regulation.  Bills are prepared from meter readings or on the basis of estimated usage.  Low voltage consumers are billed within three business days after the meter reading, with payment required within five business days after the invoice date.  In case of nonpayment, we send the consumer a notice of nonpayment with the following month’s invoice and we allow the consumer 15 days to settle the amount owed to us.  If payment is not received within three business days after that 15-day period, the consumer’s electricity supply may be suspended.  We may also take other measures, such as inclusion of the consumer in the list of debtors of credit reporting agencies, or extrajudicial or judicial collection through collection agencies.

High voltage consumers are billed on a monthly basis with payment required within five business days after the invoice date.  In the event of nonpayment, we send the consumer a notice four business days after the due date, giving a deadline of 15 days to make payment.  If payment is not made within three business days after that 15‑day period, the consumer’s service is discontinued.

According to data from ABRADEE for 2010, the percentage of customers in default of our three largest distribution subsidiaries compare favorably to the average for other major Brazilian electricity distributors.  For this purpose, consumers in default are consumers whose bills are one to 89 days due.  Bills due for over 89 days are deemed not recoverable.

Customer Service

We strive to provide high-quality customer service to our distribution consumers.  We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week.  In 2011, our call centers responded to approximately 10.6 million calls.  We also provide customer service through our Internet website, which handled approximately 12.2 million customer requests in 2011, and through our branch offices, which handled approximately 4.0 million customer requests in 2011.  The growth in electronic requests has allowed us to reduce our customer service costs and provide customer service through our call center to a larger number of customers without access to the Internet.  Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

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

At December 31, 2011, CPFL Geração owned a 51.54% interest in the assured energy from the Serra da Mesa power plant.  Through our generation subsidiaries CERAN, BAESA, ENERCAN and Chapecoense, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves, 14 de Julho and Foz do Chapecó plants, which have been operational since December 2004, November 2005, February 2007, March 2008, December 2008 and October 2010, respectively.  Through CPFL Jaguari Geração, we owned a 6.93% interest in the Luis Eduardo Magalhães power plant.  We also operated three thermoelectric power plants, two of which were acquired in 2009 (Termonordeste and Termoparaíba) through the acquisition of EPASA (subsidiary of CPFL Geração).  Termonordeste started operations on December 24, 2010 and Termoparaíba, on January 13, 2011.

At December 31, 2011, through our subsidiaries CPFL Geração and CPFL Brasil, we owned 63.0% interest in CPFL Energias Renováveis, a company resulting from an association with ERSA, and which holds our subsidiaries engaged in the generation of electricity from renewable sources.  We have fully consolidated CPFL Energias Renováveis in our financial statements since August 1, 2011, upon the incorporation of SMITA by ERSA. On a meeting held on March 8, 2012, our Board of Directors approved engagement of investment banks to commence studies regarding a potential public offering of CPFL Energias Renováveis. As of the date of this annual report, CPFL Energias Renováveis is comprised of:

•       18 subsidiaries involved in the generation of electric energy through 35 small hydroelectric power plants, of which: (i) 34 are operational, with total installed capacity of 307 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso, and (ii) one is under construction, with estimated installed capacity of 20 MW, scheduled to start operations in 2013;

•       33 subsidiaries involved in the generation of electric energy from wind sources, of which (i) eight are operational, with total installed capacity of 367.5 MW, located in the state of Ceará, and (ii) 25 are under construction, with an estimated installed capacity of 670 MW, scheduled to start operations between 2012 and 2014;

•      Seven subsidiaries involved in the generation of electric energy from biomass, of which (i) three are operational, with total installed capacity of 135 MW, located in the states of São Paulo and Rio Grande do Norte and (ii) four are under construction, with an estimated installed capacity of 195 MW, scheduled to start operations between 2012 and 2014. On August 27, 2010, our first sugarcane bagasse-powered plant started operations, through CPFL Bioenergia (Baldin energy generation plant) with 45 MW of capacity. CPFL Bio Formosa began operations on September 2, 2011, with capacity of 40 MW. CPFL Bio Buriti became operational on October 7, 2011 with capacity of 50 MW.

We also owned 12 small hydroelectric power plants through CPFL Geração and certain of our distribution companies at December 31, 2011.

Our total installed capacity from all of these facilities was 2,644 MW as of December 31, 2011.  Most of the electricity we produce comes from our hydroelectric plants.  We generated 9,638 GWh in 2011, 9,142 GWh in 2010 and 5,984 GWh in 2009.

6This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

We are currently involved in the construction of CPFL Bio Ipê, CPFL Bio Pedra, Alvorada and Coopcana co‑generation plants, Salto Góes small hydroelectric power plant and Santa Clara, Campo dos Ventos, Macacos I, São Benedito and Atlântica wind farms.  We expect to refurbish two small hydroelectric power plants in the state of Rio Grande do Sul in 2013.  Once these facilities are complete, we expect our share in the aggregate installed capacity of these projects will be 3,301 MW by the end of 2014.

The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2011:

	Holding company	Partic.	Capacity* (MW)		Assured energy* (GWh)		Placed in service	Facility upgraded	Concession expires
Hydroelectric plants:			Our share	TOTAL	Our share	TOTAL
Serra da Mesa	CPFL Geração	51,54%	657,1	1.275,0	3,029.5	5,878.0	1998		2028(1)
Monte Claro	CPFL Geração	65%	84,5	130,0	335.9	516.8	2004		2036
Barra Grande	CPFL Geração	25,01%	172,6	690,0	833.9	3,334.1	2005		2036
Campos Novos	CPFL Geração	48,72%	428,7	880,0	1.612.8	3,310.4	2007		2035
Castro Alves	CPFL Geração	65%	84,5	130,0	364.4	560.6	2008		2036
14 de Julho	CPFL Geração	65%	65,0	100,0	284.7	438.0	2008		2036
Luis Eduardo Magalhães	CPFL Jaguari Geração	6,93%	62,5	902,5	319.7	4,613.0	2001		2032
Foz do Chapecó	CPFL Geração	51%	436,1	855,0	1,930.0	3,784.3	2010		2036
SUBTOTAL - Hydroelectric plants			1.991,0		8,710.9

Thermoelectric plants:
Carioba	CPFL Geração	100%	36,0	36,0	93.7	93.7	1954		2027
EPASA
Termonordeste	CPFL Geração	52,75%	90,1	170,8	572.1	1,084.5	2010		2042
Termoparaíba	CPFL Geração	52,75%	90,1	170,8	572.1	1,084.5	2011		2042
SUBTOTAL - Thermoelectric plants			216,2		1,237.8

Renewable sources
Small Hydroelectric Plants
Cariobinha	CPFL Geração	100%	1,3	1,3	-	-	1936	(3)	2027
Salto do Pinhal	CPFL Geração	100%	0,6	0,6	-	-	1911	(3)	2027
Ponte do Silva	CPFL Geração	100%	0,1	0,1	-	-	1956		(4)
Lavrinha	CPFL Sul Paulista	100%	0,3	0,3	(5)		1947		(4)
Macaco Branco	CPFL Jaguari	100%	2,4	2,4	(5)		1911		2015
Pinheirinho	CPFL Mococa	100%	0,6	0,6	(5)		1911		(4)
Rio do Peixe I	CPFL Leste Paulista	100%	3,1	3,1	(5)		1925		2015
Rio do Peixe II	CPFL Leste Paulista	100%	15,0	15,0	(5)		1998		2015
Santa Alice	CPFL Leste Paulista	100%	0,6	0,6	(5)		1907		(4)
São José	CPFL Sul Paulista	100%	0,8	0,8	(5)		1934		(4)
São Sebastião	CPFL Mococa	100%	0,7	0,7	(5)		1925		(4)
Turvinho	CPFL Sul Paulista	100%	0,8	0,8	(5)		1912		(4)

Americana	CPFL Renováveis	63,00%	18,9	30,0	49.6	78.8	1949	2002	2027
Andorinhas	CPFL Renováveis	63,00%	0,3	0,5	2.5	4.0	1937	(2)	(4)
Buritis	CPFL Renováveis	63,00%	0,5	0,8	5.0	7.9	1922		2027
Capão Preto	CPFL Renováveis	63,00%	2,7	4,3	12.6	20.0	1911	2008	2027
Chibarro	CPFL Renováveis	63,00%	1,6	2,6	9.3	14.8	1912	2008	2027

Dourados	CPFL Renováveis	63,00%	6,8	10,8		42.8	68.0	1926	2002	2027
Eloy Chaves	CPFL Renováveis	63,00%	12,0	19,0		67.3	106.9	1954	1993	2027
Esmeril	CPFL Renováveis	63,00%	3,2	5,0		15.9	25.2	1912	2003	2027
Gavião Peixoto	CPFL Renováveis	63,00%	3,0	4,8		21.1	33.5	1913	2007	2027
Guaporé	CPFL Renováveis	63,00%	0,4	0,7		3.4	5.4	1950	(2)	(4)
Jaguari	CPFL Renováveis	63,00%	7,4	11,8		49.6	78.8	1917	2002	2027
Lençóis	CPFL Renováveis	63,00%	1,1	1,7		9.3	14.7	1917	1988	2027
Monjolinho	CPFL Renováveis	63,00%	0,4	0,6		1.7	2.7	1893	2003	2027
Pinhal	CPFL Renováveis	63,00%	4,3	6,8		20.4	32.4	1928	1993	2027
Pirapó	CPFL Renováveis	63,00%	0,4	0,7		3.5	5.6	1952		(4)
Saltinho	CPFL Renováveis	63,00%	0,5	0,8		4.0	6.4	1950		(4)
Salto Grande	CPFL Renováveis	63,00%	2,9	4,6		15.0	23.8	1912	2003	2027
Socorro	CPFL Renováveis	63,00%	0,6	1,0		3.3	5.3	1909	1994	2027
Santana	CPFL Renováveis	63,00%	2,7	4,3		16.0	25.4	1951	2002	2027
Três Saltos	CPFL Renováveis	63,00%	0,4	0,6		3.3	5.3	1928		2027
São Joaquim	CPFL Renováveis	63,00%	5,1	8,1		31.1	49.3	1911	2002	2027
Diamante	CPFL Renováveis	63,00%	2,6	4,2		9.8	15.5	2005		2019
Santa Luzia	CPFL Renováveis	63,00%	18,0	28,5		99.3	157.7	2007		2037
Arvoredo	CPFL Renováveis	63,00%	8,2	13,0		42.5	67.5	2010
Alto Irani	CPFL Renováveis	63,00%	13,2	21,0		75.1	119.1	2008		2032
Plano Alto	CPFL Renováveis	63,00%	10,1	16,0		56.3	89.4	2008		2032
Barra da Paciência	CPFL Renováveis	63,00%	14,5	23,0		85.5	135.8	2011		2029
Cocais Grande	CPFL Renováveis	63,00%	6,3	10,0		28.1	44.7	2009		2029
Corrente Grande	CPFL Renováveis	63,00%	8,8	14,0		50.8	80.6	2010		2030
Ninho da Águia	CPFL Renováveis	63,00%	6,3	10,0		32.6	51.7	2010		2029
Paiol	CPFL Renováveis	63,00%	12,6	20,0		60.2	95.5	2010		2032
São Gonçalo	CPFL Renováveis	63,00%	6,9	11,0		35.9	56.9	2010		2030
Varginha	CPFL Renováveis	63,00%	5,7	9,0		29.3	46.4	2010		2029
Várzea Alegre	CPFL Renováveis	63,00%	4,7	7,5		26.5	42.0	2011		2029
SUBTOTAL - Small Hydroelectric power plants			219,5	333,0	##	1,018.7

Thermoelectric biomass plants:
Baldin (CPFL Bioenergia)	CPFL Renováveis	63,00%	28,4	45,0		70.8	112.4	2010		2039
Bio Buriti	CPFL Renováveis	63,00%	31,5	50,0		115.9	184.0	2011		2040
Bio Formosa	CPFL Renováveis	63,00%	25,2	40,0		88.3	140.2	2011		2032
SUBTOTAL - Thermoelectric biomass plants			85,1	135,0		275.0	436.5

Wind farm plants
Praia Formosa	CPFL Renováveis	63,00%	66,2	105,0		165.0	261.9	2009		2029
Icaraizinho	CPFL Renováveis	63,00%	34,4	54,6		56.8	90.2	2009		2029
Choró	CPFL Renováveis	63,00%	15,9	25,2		69.0	109.5	2009		2029
Paracuru	CPFL Renováveis	63,00%	15,9	25,2		144.6	229.5	2008		2028
SUBTOTAL - Wind Farms			132,3	210,0		435.5	691.2

TOTAL (our share only)			2.644,1			11,677.9

(*)           Unaudited by our independent auditors.

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

Hydroelectric plants

Serra da Mesa.  Our largest hydroelectric facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders.  Furnas began construction of the Serra da Mesa facility in 1985.  In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction.  Serra da Mesa currently consists of three hydroelectric facilities located on the Tocantins River in the state of Goiás.  The Serra da Mesa facility began operations in 1998 and has an installed capacity of 1,275 MW.  The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility.  Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the assured energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires.  We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 at a price that is adjusted annually based on the IGP-M.  After the expiration of this electricity purchase arrangement with Furnas, we will retain, until 2028, the right to 51.54% of the assured energy of Serra da Mesa.  We will be allowed to commercialize it in accordance with regulations applicable at such time.  Our share of the installed capacity and assured energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.  On May 5, 2008, Furnas requested the renewal of the plant concession term for an additional 35 years.  On February 15, 2011, ANEEL forwarded Furna’s request to the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”), which approval is still pending.

CERAN Complex.  We own a 65.0% interest in CERAN, a subsidiary that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex.  The other shareholders are CEEE (30.0%) and Desenvix (5.0%).  The CERAN hydroelectric complex consists of three hydroelectric plants:  Monte Claro, Castro Alves and 14 de Julho.  The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul.  The entire CERAN Complex has an installed capacity of 360 MW and estimated assured energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year.  We sell our participation in the assured energy of this complex to affiliates in our group.  These facilities are operated by CERAN, under CPFL Geração’s supervision.

Monte Claro (CERAN Complex).  In 2004, Monte Claro’s first generating unit became operational, with an installed capacity of 65 MW and assured energy of 509.8 GWh a year, and in 2006, the second generating unit became operational, with an installed capacity of 65 MW and assured energy of 7.0 GWh per year.  The plant has a total of 130 MW in installed capacity and 516.8 GWh in assured energy per year.

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

Thermoelectric power plants

We operate three thermoelectric power plants.  Termonordeste and Termoparaíba are powered by fuel oil from the EPASA complex, with total installed capacity of 341.6 MW and assured energy of 2,169.0 GWh.  We own an aggregate 52.75% interest in Termonordeste and Termoparaíba.  The Termonordeste and Termoparaíba thermoelectric power plants are located in the city of João Pessoa, in the state of Paraíba.  The construction of these plants began in October 2009.  Termonordeste started commercial operations on December 24, 2010, and Termoparaíba on January 13, 2011.  The electricity of these power plants was sold in CCEARs, and part of this energy was bought by our own distributors.  The Carioba facility has an installed capacity of 36 MW; however, it is out of commercial operations since February 19, 2011.  We have applied to terminate Carioba’s concession once ANEEL reduced the subsidy associated with the CCC account.  ANEEL is currently analyzing our request.

Small Hydroelectric Power Plants

We operate 46 small hydroelectric power plants, of which 34 are owned by CPFL Energias Renováveis, three by CPFL Geração and nine by some of our distribution companies.  Since 1988, we have been investing in their renovation and automation to increase their output.  The program principally involves the replacement of existing turbines and upgrade of peripheral equipment and automated systems, as well as restoring infrastructure.   Through these initiatives, we hope to increase these plants’ assured energy and electricity production and reduce operational costs.

For instance, due to the modernization projects we carried out at Gavião Peixoto, Chibarro and Capão Preto, the MME approved new assured energy levels at these plants, which increased from 19.3 GWh per year to 33.5 GWh per year for Gavião Peixoto, from 6.1 GWh per year to 14.8 GWh per year for Chibarro and from 8.7 GWh per year to 19.9 GWh per year for Capão Preto.

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

Biomass thermoelectric power plants

CPFL Bioenergia.  In partnership with Baldin Bioenergia, we have constructed a co-generation plant in the city of Pirassununga, in the state of São Paulo.  The total cost of the biomass thermoelectric power plant was R$104 million.  The construction began in October 2008 and commercial operations started on August 27, 2010.  This co-generation plant has added 45.0 MW to our installed capacity.  All of this electricity has been sold to CPFL Brasil.

CPFL Bio Formosa.  In 2009, CPFL Brasil established the Baia Formosa power plant (CPFL Bio Formosa), with an installed capacity of 40 MW.  The construction of CPFL Bio Formosa plant began in March 2010 and the plant began operations on September 2, 2011.  The total cost of construction was R$132 million.  In 2006, our consulting group helped the Farias Group to sell approximately 11 MW in the A-5 auction (an auction held five years before the initial delivery date, see “Auctions on the Regulated Market”), with CCEARs in force until 2025.  The success of the auction helped CPFL Brasil to establish Usina Baia Formosa (currently CPFL Bio Formosa) in 2009.

CPFL Bio Buriti. On March 23, 2010, CPFL Bio Buriti (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects. The construction of CPFL Bio Buriti began in March 2010 and the plant began operations on October 7, 2011. The installed capacity of this plant is 50 MW and the investment was R$148 million.  CPFL Bio Buriti has an associated PPA in force until 2030.

Wind Farms:

Praia Formosa: Praia Formosa wind farm, in the state of Ceará, began operations in August 26, 2009.  It has an installed capacity of 105 MW and an associated PPA in force until 2029.

Icaraizinho: Icaraizinho wind farm, in the state of Ceará, began operations in October 14, 2009.  It has an installed capacity of 54.6 MW and an associated PPA in force until 2029.

Foz do Rio Choró: Foz do Rio Choró wind farm, in the state of Ceará, began operations in January 31, 2009.  It has an installed capacity of 25.2 MW and an associated PPA in force until 2029.

Paracuru: Paracuru wind farm, in the state of Ceará, began operations in November 29, 2008.  It has an installed capacity of 25.2 MW and an associated PPA in force until 2028.

Taíba Albatroz: Taíba Albatroz wind farm, in the state of Ceará, has an installed capacity of 16.8 MW and an associated agreement with Eletrobrás under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Taíba Albatroz wind farm is subject to ANEEL’s approval.

Bons Ventos: Bons Ventos wind farm, in the state of Ceará, has an installed capacity of 50.4 MW and an associated agreement with Eletrobrás under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Bons Ventos wind farm is subject to ANEEL’s approval.

Enacel: Enacel wind farm, in the state of Ceará, has an installed capacity of 31.5 MW and an associated agreement with Eletrobrás under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Enacel wind farm is subject to ANEEL’s approval.

Canoa Quebrada: Canoa Quebrada wind farm, in the state of Ceará, has an installed capacity of 58.8 MW and an associated agreement with Eletrobrás under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Canoa Quebrada wind farm is subject to ANEEL’s approval.

Expansion of Installed Capacity

Demand for electricity in our distribution concession areas continues to grow.  To address this increase in demand, and to improve our margins, we are expanding our installed capacity.  Through our subsidiary CPFL Energias Renováveis, we are building CPFL Bio Ipê, CPFL Bio Pedra, Alvorada and Coopcana co-generation plants, Salto Góes small hydroelectric power plant and Santa Clara, Campo dos Ventos, Macacos I, São Benedito and Atlântica wind farms, which together will have an installed capacity of 885 MW (our share will be 558 MW).  By the end of 2014, we expect that the total generating capacity from these facilities will become fully operational.

The following table sets forth information regarding our current generation projects as of the date of this annual report:

	Estimated Installed Capacity*	Estimated Assured Energy*	Estimated Construction Cost	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available*	Estimated Assured Energy Available to us*
Plants under development	(MW)	(GWh/yr)	(R$ million)			(%)		(GWh/yr)
Thermoelectric biomass
CPFL Bio Ipê	25	71.7	29	December 2010	2012	63,00	16	45,2
CPFL Bio Pedra	70	213.9	226	September 2010	2012	63,00	44	134,8
Alvorada Thermoelectric plant	50	157.7	154	February 2012	2013	63,00	32	99,3
Coopcana Thermoelectric plant	50	157.7	153	February 2012	2013	63,00	32	99,3
Subtotal	195	601.0	562				123	378,6

Hydroelectric power plant
Salto Góes	20	97.2	135	November 2010	2013	63,00	13	61,3
Subtotal	20	97.2	135				13	61,3

Wind Farms
Santa Clara wind farms (7 companies) (1)	188	693.3	879	August 2010	2012	63,00	118	436,8
Campo dos Ventos II Wind Farm	30	131.8	143	2012	2013	63,00	19	83,0
Campo dos Ventos Wind Farms (5 companies) (2)	138	600.1	657	Awaiting approval of ANEEL	2014	63,00	87	378,0
Macacos I Wind Farms (4 companies) (3)	78	326.3	372	November 2010	2013	63,00	49	205,6
São Benedito Wind Farms (4 companies) (4)	116	530.9	504	2012	2014	63,00	73	334,4
Atlântica Wind Farms (4 companies) (5)	120	461.7	538	2012	2013	63,00	76	290,9
Subtotal	670	2,744.0	3093				422	1.728,7

TOTAL	885	3,442.2	3790				558	2168,6

(*)           Unaudited by our independent auditors.

(1)           Santa Clara I, II, III, IV, V and VI and Eurus VI.

(2)           Campo dos Ventos I, III, IV, São Domingos and Ventos de São Martinho.

(3)           Macacos, Pedra Preta, Costa Branca and Juremas.

(4)           Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica and Santa Úrsula.

(5)           Atlântica I, II, IV and V.

Biomass Thermoelectric power plants

Project Bio Ipê. On March 23, 2010, CPFL Bio Ipê (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects. The construction of CPFL Bio Ipê began in December 2010 and operations are scheduled to start in the first half of 2012. The installed capacity of this plant is expected to be of 25 MW and the investment is approximately R$29 million.  This project has an associated PPA in force until 2030.

Project Bio Pedra.  On March 23, 2010, CPFL Bio Pedra (which we formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The installed capacity of this project is expected to be 70 MW and the investment is approximately R$226 million.  Operations are scheduled to start in the first half of 2012.  The electricity from Bio Pedra has been sold through an auction held in 2010, with CCEARs in force until 2027.

Project Alvorada. The construction of CPFL Bio Alvorada will begin in 2012 in the city of Araporã, in the state of Minas Gerais, and operations are scheduled to start in the first half of 2013. The installed capacity of CPFL Bio Alvorada is expected to be 50 MW and assured energy is 157,7 GWh.  The investment is approximately R$154 million.  This project has an associated PPA in force until 2032.

Project Coopcana. The construction of CPFL Bio Coopcana will begin in 2012 in the city of São Carlos do Avaí, in the state of Paraná, and operations are scheduled to start in the first half of 2013. The installed capacity of CPFL Bio Alvorada is expected to be 50 MW and assured energy is 157,7 MWh.  The investment is approximately R$153 million.  This project has an associated PPA in force until 2033.

Small hydroelectric power plant

Project Salto Góes. The construction of Salto Góes small hydroelectric power plant began in November 2010 in the city of Tangará, in the state of Santa Catarina, and operations are scheduled to start in the first half of 2013. The installed capacity of Salto Góes is expected to be 20 MW and the investment is approximately R$135 million.  The electricity from Salto Góes has been sold through an auction of alternative sources held in 2010, with CCEARs in force until 2042.

Wind Farms

Project Santa Clara Wind Farms.  During 2009, CPFL Geração developed and planned a number of wind power generation projects and, in September 2009, acquired a complex of additional wind farms.  The Santa Clara wind farms I, II, III, IV, V, VI and Eurus VI will have aggregate installed capacity of 188 MW and aggregate assured energy of 693.3 GWh.  The construction of the wind farms has already started, and operations are scheduled to start in the second half of 2012.  The total estimated cost of construction is R$879 million. The electricity from these wind farms have been sold through an auction held in 2009, with CCEARs in force until 2032.

Project Campo dos Ventos Wind Farms.  In 2010, CPFL Geração acquired Campo dos Ventos I, III, V, São Domingos and Ventos do São Martinho wind farms7. The total estimated cost of construction of these five wind farms is R$657 million, and operations are scheduled to start in the second half of 2014.  They will have installed capacity of 138 MW and assured energy of 600.1 GWh.  This project has an associated PPA in force until 2033.

Project Campo dos Ventos II Wind Farm. In 2010, CPFL Geração acquired Campo dos Ventos II wind farm.  Construction of Campo dos Ventos II in the cities of João Câmara and Parazinho, in the state of Rio Grande do Norte, is in progress.  Operations are scheduled to start in the second half of 2013.  The total estimated cost of construction is R$143 million.  This wind farm will have an installed capacity of 30 MW and assured energy of 131.8 GWh.  The electricity from Campo dos Ventos II has been sold through an auction held in 2010, with CCEARs in force until 2033.

7Please note that Campo dos Ventos IV and Eurus V wind farms, which we mentioned in our 2010 annual report, have been deactivated due to technical reasons, and have been replaced with São Domingos and Ventos do São Martinho wind farms.

Project Macacos I Wind Farms.  The Macacos I complex is comprise of by Macacos, Pedra Preta, Costa Branca and Juremas wind farms, which will have an aggregate installed capacity of 78 MW and aggregate assured energy of 326.3 GWh.  The construction of these wind farms has already started and operations are scheduled to commence in the second half of 2013.  The total estimated cost of construction is R$372 million. The electricity from these wind farms has been sold through an auction of alternative sources held in 2010, with CCEARs in force until 2032.

Project São Benedito Wind Farms. The São Benedito complex is comprised of Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica and Santa Úrsula wind farms, which will have an aggregate installed capacity of 116 MW and aggregate assured energy of 530.9 GWh. The total estimated cost of construction of these wind farms is R$504 million, and operations are scheduled to start in the second half of 2014.  This project has an associated PPA in force until 2034.

Project Atlântica Wind Farms. The Atlântica complex is comprised of Atlântica I, II, IV and V wind farms, which will have an aggregate installed capacity of 120 MW and aggregate assured energy of 461.7 GWh.  Operations are scheduled to start in the second half of 2013.  The total estimated cost of construction of these wind farms is R$538 million. The electricity from these wind farms has been sold through an auction of alternative sources held in 2010, with CCEARs in force until 2033.

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

•         reselling electricity to Free Consumers; and

•         reselling electricity to distribution companies (including CPFL Paulista, CPFL Piratininga and RGE) and other agents in the electricity market through bilateral contracts.

The rates at which CPFL Brasil purchases and sells electricity in the free market are determined by bilateral negotiations with its suppliers and consumers.  The contracts with distribution companies are regulated by ANEEL.  In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited by ANEEL regulations.  Prior to the New Industry Model Law, distribution companies were permitted to purchase up to 30.0% of their electricity requirements from affiliated companies.  The ability to sell electricity to affiliated companies has been eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004.  However, we are allowed to sell electricity to distributors through the open bidding process in the regulated market.

 Services

Through CPFL Brasil, we provide agency services to Free Consumers before the CCEE and other agents, such as guidance on their operational requirements.  We also offer our consumers a wide range of electricity-related services through CPFL Brasil and CPFL Serviços.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  Our main electricity-related services include:

•         Electric network maintenance: CPFL Serviços offers  maintenance services on medium- and high-voltage networks on one-time or periodic basis with rapid diagnosis and precise service.  We also perform remodels on our sub-stations, maintenance services on generating units and work on live-wire networks.

•         Distribution networks: CPFL Serviços plans and constructs all electric energy distribution system network, including above and underground electricity grids, medium-voltage sub-stations and transformers, industrial plants and lighting solutions.  Our experience in the market and familiarity with norms in different regions of Brazil allow us to respect the relevant standards in all parts of the country.  As a result, we are able to bring quality and technologically-advanced energy to our consumption points.

•         Transmission networks:  CPFL Serviços plans, constructs, commissions and provides electricity to substations and transmission lines, always in line with each consumer’s needs and growth expectations and in accordance with the most rigorous safety criteria, aiming for an optimal use of resources.

•         Self-production networks: The self-production networks offered by CPFL Brasil are made up of electric energy production alternatives. They ensure supply of energy to consumers, diversify inputs and reduce costs.  We have generators (diesel and natural gas) that that operate only in peak periods, which reduces electricity costs of our customers. Our co-generation activities (natural gas) include the simultaneous and sequential production of electric and thermoelectric energy using a single kind of fuel.  We also offer solutions in acclimatization and energy-efficiency projects, as well as distributed generation of solar energy.

•         Equipment recovery: CPFL Serviços has experience refurbishing electric assets in any state in order to restore their efficiency.  Our familiarity with refurbishing equipment also allow us to produce distribution and high-power transformers.  In addition, we self-produce and fabricate measurement panels, as well as panels for protection and command networks.

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

Certain projects such as wind farms, small scale hydroelectric power plants and thermoelectric power plants are implemented through an authorization awarded by the granting authority without the need for a public bidding process (unlike concessions).  Renewal of these authorizations is also at the discretion of ANEEL and is decided on a case-by-case basis.  ANEEL must provide justification for its decisions and any renewal must foster the public interest.

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

Concession no.	Independent Producers	Plant	State	Term	Maximum renewal period
128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and Rio Grande do Sul	35 years from November 2001	At the discretion of ANEEL
036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May 2001	At the discretion of ANEEL
008/2001	CERAN	14 de Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 2001	At the discretion of ANEEL
043/2000	ENERCAN	Campos Novos	Santa Catarina	35 years from May 2000	At the discretion of ANEEL
005/1997	Investco	Luiz Eduardo Magalhães	Tocantins	35 years from December 1997	At the discretion of ANEEL
015/1997	CPFL Geração	2 small hydroelectric power plants and one thermoelectric facility	São Paulo	30 years from November 1997	30 years
Decree No. 85,983/81	CPFL Geração	Serra da Mesa	Goiás	(1)	20 years
09/1999	CPFL Jaguari	Macaco Branco (small hydroelectric power plant)	São Paulo	16 years (from February 1999 to July 2015)	20 years
10/1999	CPFL Leste Paulista	Rio do Peixe I and II (small hydroelectric power plants)	São Paulo	16 years (from February 1999 to July 2015)	20 years
015/1997	CPFL Renováveis	Americana	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Andorinhas	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Buritis	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Capão Preto	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Chibarro	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Dourados	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Eloy Chaves	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Esmeril	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Gavião Peixoto	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Guaporé	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Jaguari	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Lençóis	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Monjolinho	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Pinhal	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Pirapó	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Saltinho	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Salto Grande	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Socorro	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Santana	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	Três Saltos	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Renováveis	São Joaquim	São Paulo	30 years from November 1997	30 years
Ordinance No. 475	CPFL Renováveis	Diamante	São Paulo	30 years from November 1997	30 years

(1)           We have the contractual right to 51.54% of the assured energy of this facility under a 30-year rental agreement, expiring in 2028.  The concession for Serra da Mesa is held by Furnas and expired on May 7, 2011.  On May 5, 2008, Furnas requested renewal of the concession for Serra da Mesa plant for an additional term of 29 years.  On February 15, 2011, ANEEL forwarded Furna’s request to MME, which approval is still pending.

Authorizations
Authorization no.	Independent Producers	Plant	State	Term	Maximum renewal period
2106/2009	CPFL Bioenergia	Baldin thermoelectric power plant	São Paulo	30 years from September 24, 2009	At the discretion of MME
2277/2010	EPASA	Termoparaíba thermoelectric power plant	Paraíba	35 years from December 7, 2007	At the discretion of MME
2277/2010	EPASA	Termonordeste thermoelectric power plant	Paraíba	35 years from December 12, 2007	At the discretion of MME
259/2002	CPFL Bio Formosa	Baía Formosa thermoelectric power plant	Rio Grande do Norte	30 years from May 15, 2002	At the discretion of MME
2643/2010	CPFL Bio Buriti	Buriti thermoelectric power plant	São Paulo	30 years from December 7, 2010	At the discretion of MME
2375/2010	CPFL Bio Ipê	Ipê thermoelectric power plant	São Paulo	30 years from May 3, 2010	At the discretion of MME
129/2010	CPFL Bio Pedra	Pedra thermoelectric power plant	São Paulo	35 years from February 28, 2010	At the discretion of MME
609/2010	Santa Clara I Energia Renováveis	Santa Clara I	Rio Grande do Norte	35 years from July 1, 2010	At the discretion of MME
683/2010	Santa Clara II Energia Renováveis	Santa Clara II	Rio Grande do Norte	35 years from August 4, 2010	At the discretion of MME
610/2010	Santa Clara III Energia Renováveis	Santa Clara III	Rio Grande do Norte	35 years from July 1, 2010	At the discretion of MME
672/2010	Santa Clara IV Energia Renováveis	Santa Clara IV	Rio Grande do Norte	35 years from July 29, 2010	At the discretion of MME
838/2010	Santa Clara V Energia Renováveis	Santa Clara V	Rio Grande do Norte	35 years from October 8, 2010	At the discretion of MME
670/2010	Santa Clara VI Energia Renováveis	Santa Clara VI	Rio Grande do Norte	35 years from July 29, 2010	At the discretion of MME
749/2010	Eurus VI Energias Renováveis	Eurus VI	Rio Grande do Norte	35 years from August 24, 2010	At the discretion of MME
Resolution No. 606	CPFL Renováveis	Arvoredo	Santa Catarina	30 years from November 5, 2002	At the discretion of MME
Resolution No. 587	CPFL Renováveis	Alto Irani	Santa Catarina	30 years from October, 29, 2002	At the discretion of MME
Resolution No. 607	CPFL Renováveis	Plano Alto	Santa Catarina	30 years from November 7, 2002	At the discretion of MME
Resolution No. 348	CPFL Renováveis	Barra da Paciência	Minas Gerais	30 years from December 17, 1999	At the discretion of MME
Resolution No. 349	CPFL Renováveis	Cocais Grande	Minas Gerais	30 years from December 22, 1999	At the discretion of MME
Resolution No. 17	CPFL Renováveis	Corrente Grande	Minas Gerais	30 years from January, 14, 2000	At the discretion of MME
Resolution No. 370	CPFL Renováveis	Ninho da Águia	Minas Gerais	30 years from December 29, 1999	At the discretion of MME
Resolution No. 406	CPFL Renováveis	Paiol	Minas Gerais	30 years from August 06, 2002	At the discretion of MME
Resolution No. 13	CPFL Renováveis	São Gonçalo	Minas Gerais	30 years from January, 13, 2000	At the discretion of MME
Resolution No. 355	CPFL Renováveis	Varginha	Minas Gerais	30 years from December 22, 1999	At the discretion of MME
Resolution No. 367	CPFL Renováveis	Várzea Alegre	Minas Gerais	30 years from December 29, 1999	At the discretion of MME
Ordinance No. 352	CPFL Renováveis	Santa Luzia	Santa Catarina	35 years from December 20, 2007	At the discretion of MME
Resolution No. 307	CPFL Renováveis	Praia Formosa	Ceará	30 years from June 04, 2002	At the discretion of MME
Resolution No. 454	CPFL Renováveis	Icaraizinho	Ceará	30 years from August 27, 2002	At the discretion of MME
Resolution No. 306	CPFL Renováveis	Choró	Ceará	30 years from June 04, 2002	At the discretion of MME
Resolution No. 460	CPFL Renováveis	Paracuru	Ceará	30 years from August 27, 2002	At the discretion of MME
Ordinance No. 564/11	CPFL Renováveis	Pedra Preta	Rio Grande do Norte	35 years from October 11, 2011	At the discretion of MME
Ordinance No. 557/11	CPFL Renováveis	Macacos	Rio Grande do Norte	35 years from September 27, 2011	At the discretion of MME
Ordinance No. 556/11	CPFL Renováveis	Juremas	Rio Grande do Norte	35 years from September 27, 2011	At the discretion of MME
Ordinance No. 585/11	CPFL Renováveis	Costa Branca	Rio Grande do Norte	35 years from October 11, 2011	At the discretion of MME

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

Although concession agreements and applicable laws generally allow for the extension of the concession period, such extension is not a right.  The decision to extend a concession agreement is subject to the discretion of the granting authority, which must provide justification for its decision, and the decision must foster the public interest.

Properties

Our principal properties consist of hydroelectric generation plants.  Due to the adoption of IFRS, we have reclassified our distribution companies’ fixed assets, comprised mainly of substations and distribution networks, partially as intangible assets and partially as financial assets of concession.  The net book value of our total property, plant and equipment as of December 31, 2011 was R$8,292 million.  No single one of our properties produces more than 10.0% of our total revenues.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

The environmental issues regarding the construction of new electricity generation facilities require specially-tailored oversight.  For this reason, CPFL Geração manages these matters in order to ensure that its policies and environmental obligations are given adequate consideration.  Decisions are made by environmental committees, whose members include representatives of each project partner and of each plant’s environmental management office.  Our environmental committees are constantly interacting with government agencies to ensure environmental compliance and future electricity generation.  In addition, we support local community programs that relocate rural families in collective resettlements and provide institutional support for families involved in the conservation of local biodiversity.

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

The Brazilian Power Industry

In 2011, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 171.1 GW by 2020, of which 115.1 GW (67.3%) is projected to be hydroelectric, 28.9 GW (16.9%) is projected to be thermoelectric and nuclear and 27.1 GW (15.8%) is projected to be from renewable sources.

In 2011, Eletrobrás owned 36% of Brazilian generation assets.  Through its subsidiaries, Eletrobrás is also responsible for 56% of Brazil’s installed transmission capacity.  In addition, it holds interests in certain Brazilian state-controlled entities involved in the generation, transmission and distribution of electricity.  They include, among others, Companhia Hidroelétrica do São Francisco — CHESF and Furnas Centrais Elétricas.

In 2011, private companies represented approximately 35% of the markets for generation activities, in terms of total capacity and demand, and 30% of the transmission market in terms of revenue.

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

National Electrical System Operator — ONS

The ONS is a non‑profit organization that coordinates and controls electric utilities engaged in the generation, transmission and distribution of electric energy, and private market participants such as importers, exporters, and Free Consumers.  The primary role of the ONS is to oversee generation and transmission operations in the Interconnected Power System, or SIN; subject to regulation and supervision by ANEEL.  The ONS’ objectives and principal responsibilities include:  operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non‑discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Network, and submitting rules for the operation of the transmission system for ANEEL’s approval.

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

Adequate service.  The concessionaire must render adequate service with respect to regularity, continuity, efficiency, safety and accessibility.

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

Since 2005, CCEE has conducted fifteen auctions for new generation projects, eight auctions for existing power generation facilities, two auctions for alternate generation projects and four auctions for biomass and wind power generation, qualified as “reserve energy.”  No later than August 1st of each year, generators and distributors must provide their estimated electricity generation or estimated electricity demand for the five subsequent years.  Based on this information, the MME establishes the total amount of electricity to be traded in the auction and decides which generation companies may participate in the auction.  The auction is carried out in two phases via an electronic system.  As a general rule, contracts entered into in an auction have the following terms (i) from 15 to 30 years from commencement of supply in cases of new generation projects, (ii) from five to 15 years beginning in the year following the auction in cases of existing power generation facilities, (iii) from 10 to 30 years from commencement of supply in cases of alternate generation projects, (iv) 15 years from commencement of supply in cases of biomass reserve energy and (v) 20 years from commencement of supply in cases of wind power reserve energy.

After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction.  Great part of our CCEARs provides that the price will be adjusted annually in accordance with the IPCA broad consumer price index (Indice Nacional de Preços ao Consumidor Amplo, calculated and published by Instituto Brasileiro de Geografia e Estatística – IBGE).  However, we also use other indexes to adjust prices in our CCEARs, such as fuel prices.  Distributors grant financial guaranties (principally receivables from the distribution service) to generators in order to secure their payment obligations under the CCEAR.

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

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for these systems.  The tariffs are (i) network usage charges, which are charges for the use of the proprietary local network of distribution companies (“TUSD”) and (ii) tariffs for the use of the transmission system, which is the Basic Network and its ancillary facilities (“TUST”).

TUSD

The TUSD is paid by generators and Free and Special Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free or Special Consumer is connected.  The TUSD has two purposes:  (i) to remunerate the concessionaire for the use of the proprietary local network, through the TUSD Service, which varies in accordance with each consumer’s energy peak load, and (ii) to contemplate the regulatory charges applicable to the use of the local network, through the TUSD Charges, which are set by regulatory authorities and linked to the quantity of energy consumed by each consumer.  The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by two tariffs set by ANEEL: (i) a tariff in R$/kW, which includes the remuneration of the concessionaire and the TUST and (ii) a tariff in R$/MWh, which includes electric energy-related charges and other regulatory costs related to the distribution network.

TUST

The TUST is paid by distribution companies, generators and Free and Special Consumers for the use of the Basic Network and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies, as determined by ANEEL.  According to criteria established by ANEEL, owners of the different parts of the transmission network were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users.  Network users, including generation companies, distribution companies and free and special Consumers, have signed contracts with the ONS entitling them to the use of the transmission network in return for the payment of certain tariffs.  Other parts of the network that are owned by transmission companies but which are not considered part of the Basic Network are made directly available to the interested users for a specified fee.

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

Parcel A8 costs include, among others, the following factors:

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

Parcel B8 costs include, among others, the following factors:

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

8Pursuant to ANEEL’s Resolution No. 457/2011, for the generating units embedded in our distribution companies, operating and maintenance costs have been allocated to Parcel A, and depreciation has been excluded from Parcel B.

Electricity distribution concessionaires are entitled to periodic revisions of their tariffs every four or five years.  These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (ii) determining the “X factor”, which is based on three components:  (a) expected gains of productivity from increase in scale, (b) labor costs, and (c) investments.  In the current tariff cycle, ANEEL has changed the formula to calculate the X factor.  The X factor is now based on the potential increases in productivity, which is based on the level of market growth and increase in number of consumers and service quality.  In addition, it takes into account a target of efficient operating expenses.  The increases in productivity and the target of efficient operating expenses will be determined at each periodic review.  The service quality component will be determined at each annual adjustment following the third periodic revision cycle.

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

In November 2011, ANEEL established the methodology and procedures applicable to the periodic revisions for 2011 through 2014 for distribution concessionaires, based on the practices developed during a previous round of the periodic tariff reviews.  For information on the new methodology applicable to the third periodic revision cycle, see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.”

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

In 2002, the Federal Government established the Proinfa Program.  Under the Proinfa Program, Eletrobrás purchases the energy generated by alternative energy sources for a period of up to 20 years, and this energy is to be acquired by distribution companies for delivery to Final Consumers.  In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW.  The objective of this initiative is to reach a contracted capacity of up to 10.0% of the total annual consumption of electricity in Brazil within 20 years from 2002.  Energy to be sold in the program will not be produced by generation concessionaires, like us, nor by IPPs, but by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an IPP, or affiliated with their controlling entities.  In its initial phase, which ended on December 31, 2011, the Proinfa Program was limited to a total contracted capacity of 3,300 MW.  Although provided for in Law No. 10,438/2002, it is still uncertain whether the Federal Government will regulate and implement the second phase of the Program.

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

RGR Fund and UBP

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed.  In 1971, the Brazilian congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”).  Public-industry electric companies must make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3.0% of total operating revenues in any year.  The amount of this fee was most recently revised by ANEEL in February, 1999.  In recent years, no concessions have been revoked or have failed to be renewed, and the RGR has been used principally to finance generation and distribution projects.  The RGR should have phased out by 2010.  However, Law No. 12,431/2011 extended the imposition of this fee until 2035.

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

In February 1998, the Federal Government provided for the phasing out of the CCC Account.  During the 2003‑2006 period, subsidies from the CCC Account were phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System.  Thermal power plants constructed after that date were not entitled to subsidies from the CCC Account.  In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to those thermoelectric power plants located in isolated systems.  As of January 2010, according to Law No. 12,111/2009, the CCC Account reimburses electric companies not only for fuel costs in the isolated systems but also for costs incurred with power, operational activities, maintenance, social contribution and taxes related to the generation of energy.

CDE Account

In 2002, the Federal Government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution transmission systems.  These fees are adjusted annually.  The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil.  The CDE Account will be in effect for 25 years from 2002 and is regulated by the ANEEL and managed by Eletrobrás.

ESS

Resolution no. 173 of November 28, 2005 established a provision for the System Service Charge, Encargo de Serviço do Sistema (“ESS”), which since January 2006 has been included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected Network, Sistema Interligado Nacional.  This charge is based on the annual estimates made by ONS on October 31 of each year.

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

We prepared our consolidated financial statements included in this annual report in accordance with IFRS, as issued by IASB.  Our consolidated annual financial statements as of and for the year ended December 31, 2010 are our first financial statements prepared in accordance with IFRS.  We have applied IFRS 1 – “First‑time Adoption of International Financial Reporting Standards” in preparing these financial statements, and the comparative figures in respect of 2009 have been restated to reflect the first time adoption.

Overview

We are a holding company and, through subsidiaries, we (i) distribute electricity to consumers in our concession areas, (ii) generate electricity and develop generation projects and (iii) engage in electricity commercialization and the provision of electricity-related services.  Two very important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business.  In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short‑term variability, have been stable over the medium term.

We account for four of our generation subsidiaries (BAESA, ENERCAN, Foz do Chapecó and Centrais Elétricas da Paraíba – EPASA) using the proportionate consolidation method.  Upon adoption of IFRS in 2010, our generation subsidiary CERAN has become fully consolidated.  The first generation unit of Foz do Chapecó became operational in October 2010, the second generation unit became operational in November 2010, the third generation unit became operational in December 2010 and the fourth and final generation unit became operational in March 2011.  The thermoelectric power plants Termoparaíba and Termonordeste, both powered by fuel oil from the EPASA complex, became operational in December 2010 and January 2011, respectively. Since August 1, 2011, CPFL Energias Renováveis has been fully consolidated in our financial statements.

In September 2009, we acquired seven generation subsidiaries (Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV, Santa Clara V, Santa Clara VI and Eurus VI), which are fully consolidated through our investment in CPFL Energias Renováveis.  They are scheduled to start operations in the third quarter of 2012.  In July 2010, we acquired other six generation subsidiaries (Campo dos Ventos I, II, III, IV, São Domingos and Ventos de São Martinho), which are also fully consolidated through CPFL Energias Renováveis.  Campo dos Ventos II is scheduled to start operations in 2013, and the five remaining companies of this complex are scheduled to start operations in 2014.  The Macacos I and São Benedito wind farms are scheduled to start operations in 2013 and 2014, respectively.

Additionally, in October 2009, we established CPFL Bio Formosa, which is fully consolidated in our financial statements through CPFL Energias Renováveis.  The main purpose of CPFL Bio Formosa is the generation of thermoelectric energy through co‑generation plants powered by sugar-cane bagasse and straw.  It began operations in the third quarter of 2011.

Our indirect subsidiaries CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra are closely-held companies that were established on January 27, 2010 with the main purpose of generating thermoelectric energy and water stream through co-generation plants powered by sugar-cane bagasse and straw.  On August 26, 2010, CPFL Bio Pedra participated in the wind power reserve auction promoted by ANEEL, in which it entered into an agreement for the supply of 24,3 MW medium of electricity for a term of 20 years beginning in 2013.  CPFL Bio Pedra and CPFL Bio Ipê are scheduled to start operations in the second quarter of 2012.  CPFL Bio Buriti started operations in the second quarter of 2011.

In 2011, we entered into an agreement with ERSA to combine assets and projects relating to renewable energy sources, and established CPFL Energias Renováveis. We have been fully consolidating CPFL Energias Renováveis in our financial statements since August 1, 2011. In December 2011, through CPFL Energias Renováveis, we acquired 100% of the shares of Jantus, a company engaged in generation of energy through renewable sources, especially wind power.  By acquuiring Jantus, we added the following projects to our portfolio:  (i) four wind farms in operation in the state of Ceará with installed capacity of 210 MW, and (ii) wind farm projects with total installed capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.

On January 12, 2012, through our subsidiary CPFL Energias Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies engaged in generation of energy through wind sources, with an aggregate installed capacity of 120 MW.  In February 2012, through our subsidiary CPFL Energias Renováveis, we executed a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP, the holding company of Bons Ventos, which hold authorizations to explore wind farms with an aggregate installed capacity of 157,5 MW.  The acquisition BVP is still subject to certain conditions, including approval by the regulatory authorities.

We have three broad initiatives to improve our financial performance:  the expansion of our installed capacity, the acquisition of additional distributors and the development of our commercialization and services business.  We have a portfolio of new hydroelectric generation projects that are becoming operational.  Of this new generation capacity, approximately 572 MW became operational in 2010 (taking into account our share of jointly-owned projects) and approximately 261 MW (of which our share was 147 MW), became operational in 2011.

We expect a further 885 MW (of which our share will be 558 MW) of new generation capacity to become operational by the end of 2014 through our plants under construction.

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

Background
Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs.  In 2011, sales to captive consumers represented 69.9% of the volume of electricity we delivered and 75.5% of our operating revenues, compared to 71.0% and 76.1%, respectively, in 2010.  These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders.  For a description of tariff regulations, see “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs.”

Tariffs are determined separately for each of our eight distribution subsidiaries as follows:

•         Our concession agreements provide for an annual adjustment to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A costs) and costs that we can control (known as Parcel B costs).  Parcel A costs include, among other things, increased prices under long‑term supply contracts, and Parcel B costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs.  Our ability to fully pass through our electricity acquisition costs to Final Consumers is subject to:  (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value.  The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the regulated market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity.  See “Item 4. Information on the Company—The Brazilian Power Industry—The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to Final Consumers.  Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government.  The annual adjustment of tariffs occurs every April for CPFL Paulista, every June for RGE, every October for CPFL Piratininga and every February for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.  There is no annual adjustment in a year with a periodic revision.

•         Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B cost increases passed on to our consumers.  ANEEL’s Resolution No. 457/2011 has established the methodology applicable to the third periodic revision cycle (2011 to 2014).  For additional information, see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us” and “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs.”

•         Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure.  Since January 2009, our distribution companies no longer collect the extraordinary revision that was instituted as a result of the national energy rationing process that occurred in 2001.

Annual Adjustment

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross-subsidies in their favor that were mostly eliminated in 2007.  The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2009 through the date of this annual report.  Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.  See “—Background—Brazilian Economic Conditions.”

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2009
Economic adjustment(1)	13.58%	2.81%	10.44%	10.69%	10.52%	10.58%	11.80%	11.01%
Regulatory adjustment(2)	7.64%	3.17%	8.51%	13.40%	0.66%	2.36%	-0.16%	0.35%
Total adjustment	21.22%	5.98%	18.95%	24.09%	11.18%	12.94%	11.64%	11.36%
2010(3)
Economic adjustment(1)	1.55%	8.59%	1.72%	1.90%	4.15%	-6.32%	4.30%	5.81%
Regulatory adjustment(2)	1.15%	1.52%	10.65%	8.19%	-0.17%	-6.89%	1.36%	-0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	-13.21%	5.66%	5.16%
2011
Economic adjustment(1)	6.11%	(4)	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)	1.27%	(4)	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment	7.38%	(4)	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)
Regulatory adjustment(2)	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)
Total adjustment	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.  See note 36 to our financial statements included in this annual report.

(3)           The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(4)           ANEEL have postponed the third periodic revision cycle for these distribution companies, as indicated in the “Periodic Revisions” table below.

(5)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts for electric energy  distributors (the “Addendum to the Concession Contracts”).  The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating tariff adjustments.  See “Item 4. Information on the Company—The Brazilian Power Industry – Distribution Tariffs” for further information on the calculation of our tariffs.  We do not expect the new calculation methodology to materially affect our future results or financial condition.

The new methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First cycle		Second cycle		Third cycle

	Adjustment	Total	Adjustment	Total	Adjustment	Total
	date	adjustment	Date	adjustment	date	adjustment

		(%)		(%)		(%)
CPFL Paulista	April 2003	20.66	April 2008	-14.00	April 2013	-
CPFL Piratininga	October 2003	10.14	October 2007	-12.77	October 2011	(1)
RGE	April 2003	27.96	April 2008	2.34	June 2013	-
CPFL Santa Cruz	February 2004	17.14	February 2008	-14.41	February 2012	(1)
CPFL Mococa	February 2004	21.73	February 2008	-7.60	February 2012	(1)
CPFL Leste Paulista	February 2004	20.10	February 2008	-2.18	February 2012	(1)
CPFL Sul Paulist	February 2004	12.29	February 2008	-5.19	February 2012	(1)
CPFL Jaguari	February 2004	- 6.17	February 2008	-5.17	February 2012	(1)

(1) As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, CPFL Piratininga’s periodic review, originally scheduled for October 23, 2011, was postponed to October 23, 2012.  For the same reason, the periodic review process for CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista have been postponed from February 3, 2012 to February 3, 2013.

Sales to Potentially Free Consumers

The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity.  See “Item 4. Information on the Company—The Brazilian Power Industry—The Free Market.”  To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues.  In 2010 and 2011, approximately 22.6% and 17.6%, respectively, of our electricity sales were to supply potentially Free Consumers.  Most of our potentially Free Consumers have not elected to become Free Consumers.  We believe this is because (i) they consider the advantages of negotiating for a long-term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long-term price risk and (ii) some of our potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass.  Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration.  We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long‑term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are agreed by bilateral negotiation based on prevailing market rates.  In 2011, we purchased 50,853 GWh, compared to 52,384 GWh in 2010.  Prices under long‑term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2011, we purchased 10,855 GWh of electricity from Itaipu (21.3% of the electricity we purchased in terms of volume), as compared to 10,835 GWh (20.7% of the electricity we purchased) in 2010.  See “Item 4.  Information of the Company—Purchases of Electricity—Itaipu.”  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real  depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

In 2011, our installed capacity reached 2,644 MW.  CPFL Bioenergia, Foz do Chapecó and Termonordeste power plants started operations in August, October and December 2010, respectively.  In July 2010, we acquired Campo dos Ventos wind farms in the state of Rio Grande do Norte.  Also in 2010, we constituted CPFL Bio Ipê and CPFL Bio Pedra to develop electric energy generation projects from sugar cane bagasse in partnership with Grupo Pedra Agroindustrial.  Operations of Bio Ipê and Bio Pedra are expected to commence in 2012.  In 2011, Termoparaíba, CPFL Bio Formosa and CPFL Bio Buriti thermoelectric plants, as well as the fourth generating unit of Foz do Chapecó, started operations.  In February 2012, the construction of CPFL Bio Alvorada and CPFL Bio Coopcana biomass thermoelectric power plants began, and operations are scheduled to start in 2013.  Operations of Macacos I and São Benedito wind farms are scheduled to start in 2013 and 2014, respectively.  As a result of our electric energy generation projects in progress, our installed capacity will reach 3,301 MW, which represents an increase of 25% by 2014 (including the wind farms from the Bons Ventos complex).

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

Operating Segments

As a result of our association with ERSA and the acquisition of Jantus’ shares, we have created a separate operating segment to segregate our activities relating to renewable energy sources. Therefore, since August 1, 2011, we have been operating with four different reportable segments: distribution, conventional generation sources, renewable generation sources and commercialization.  See note 30 to our audited consolidated financial statements.  Because there is no information on our renewable generation segment for 2010, the discussion below will focus on the distribution, conventional generation sources and commercialization segments.

Our generation and commercialization and services segments currently represent a small percentage of our net revenues:  5.5% and 7.9% in 2011, and 4.5%, and 8.4% in 2010, respectively.  However, the contribution of our  generation and commercialization and services segments to our net income was higher (23.3% and 10.1% in 2011, respectively).

The profitability of our segments differs.  Our distribution segment reflects primarily sales to captive consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represents 86.6% of our net operating revenue, but its contribution to our net income is smaller.  In 2011, 70.2% of our net income was derived from our distribution activities, while 3.6% of our net income consumed within the segment intitled “Other” in the table below.

Our conventional generation sources segment consists in substantial part of new hydroelectric plants, and our renewable generation sources segment consists of wind farms, biomass thermoelectric projects and small hydroelectric power plants. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Since these projects became operational, they have resulted in higher margin (operating income as a percentage of revenue) than the distribution segment, but have also contributed to higher interest expenses and other financing costs.  For example, in 2011 and 2010 our generation segment provided 29.4% and 22.5%, respectively, of our operating income, but due to the relative significance of the financial expenses incurred to finance these projects, the segment’s contribution to net income was lower.  In 2011, 23.3% of our net income was derived from our generation activities.

We have been reporting our renewable generation sources segment according to IFRS rules since August 1, 2011, as a result of our association with ERSA and Jantus. For this reason, we have no individual comparative information for 2010, and discussion of results and operations relating to our renewable generation sources segment have been associated with discussion of results and operations of our conventional generation sources segment. As of December 31, 2011, 30.3% of the property, plant and equipment in the renewable generation sources segment was under construction.

Our commercialization and services segment sells electricity and provides value-added services to Free Consumers and other concessionaries or licensees.  In 2011, 10.1% of our net income was derived from our commercialization and services activities.

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

	Distribution	Generation	Commercialization and Services	Other(*)	Elimination	Total
2011
Net Revenue	11,048,924	706,133	1,007,780	1,191	-	12,764,028
(-) Intersegment Revenues	16,831	914,542	698,128	-	(1,629,501)	0
Income from electric energy service	1,922,194	895,429	263,977	(31,053)	-	3,050,547
Financial income	429,371	137,541	75,902	55,373	-	698,188
Financial expense	(669,818)	(554,434)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	478,537	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	110,584	75,689	22,096	-	779,573
Net Income	1,110,543	367,952	159,832	(55,943)	-	1,582,384
Total Assets(**)	11,651,205	13,129,529	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	822,553	16,927	189	-	1,904,773
Depreciation and Amortization	498,225	295,960	5,742	1,277	-	801,203

2010
Net Revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment Revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	316,020	53,725	22,389	90,981	-	483,115
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,773,749	345,914	302,024	(36,315)	-	2,385,372
Income tax and social contribution	(604,865)	(88,731)	(95,840)	(35,899)	-	(825,335)
Net Income	1,168,884	257,183	206,184	(72,214)	-	1,560,037
Total Assets(**)	11,689,503	7,568,600	349,047	449,655	-	20,056,805
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	352,806	188,981	4,553	145,453	-	691,793

(*)           Other – Refers basically to the CPFL Energia figures after eliminations of balances with related parties

(**)         The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

We present below selected financial information of our four reportable segments as of and for the period from August 1, 2011 to December 31, 2011:

	Distribution	Conventional Generation Sources	Renewable Generation Sources	Commercialization	Other(*)	Elimination	Total
2011
Net Revenue	11,048,924	609,755	96,378	1,007,780	1,191	-	12,764,028
(-) Intersegment Revenues	16,831	839,029	75,513	698,128	-	(1,629,501)	-
Income from electric energy service	1,922,194	848,173	47,256	263,977	(31,053)	-	3,050,547
Financial income	429,371	80,617	56,924	75,902	55,373	-	698,188
Financial expense	(669,818)	(519,758)	(34,676)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	409,032	69,504	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	112,593	(2,008)	75,689	22,096	-	779,573
Net Income	1,110,543	296,440	71,513	159,832	(55,943)	-	1,582,384
Total Assets(**)	11,651,205	5,350,193	7,779,336	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets.	1,065,104	334,989	487,564	16,927	189	-	1,904,773
Depreciation and Amortization	498,225	259,514	36,446	5,742	1,277	-	801,203

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

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions.  In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery since 2004.  This trend was interrupted by the international financial crisis in 2009.  In 2010, the Brazilian economic environment experienced strong growth as it recovered after the international financial crisis of 2008/2009.  In 2011, international economic trouble, specifically in the Euro Zone, was reflected in the reduced growth of the Brazilian economy.

The following table shows inflation, the change in gross domestic product (in reais) and the variation of the real  against the U.S. dollar for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	Year ended December 31,
	2011	2010	2009	2008	2007
Inflation (IGP-M)(1)	5.1%	11.3%	-1.7%	9.8%	7.8%
Inflation (IPCA)(2)	6.5%	5.9%	4.3%	5.9%	4.5%
Growth (contraction) in gross domestic product (in reais)	2.7%	7.5%	-0.2%	5.1%	5.4%
Depreciation (appreciation) of the real vs. U.S. dollar	12.6%	-4.3%	-25.5%	31.9%	-17.2%
Period-end exchange rate–US$1.00	R$1.876	R$1.666	R$1.741	R$2.337	R$1.771
Average exchange rate–US$1.00(3)	R$1.671	R$1.759	R$1.990	R$1.833	R$1.930

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

Results of Operations—2011 compared to 2010

In 2011, our performance progressed significantly, specially reflecting the current growth cycle in Brazil; the growth potential of the Brazilian internal market, which is reflected in the increase in the consumption of energy in our distribution concession areas, and the results of our strategy of expanding and diversifying our business.

Net Operating Revenues

Our net operating revenues were R$12,764 million in 2011, a 6.2% increase compared to 2010.  Excluding revenues relating to the construction of concession infrastructure (which does not affect the result due to corresponding costs in the same amount), net operating revenues would be R$11,634 million, a 6.0%, or R$654 million, increase.  The increase in our net operating revenues primarily reflected higher revenues deriving from our distribution companies, which had increased sales to captive consumers (and, consequently, higher TUSD collections) and tariff adjustments.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

 Sales to final consumers

Our gross operating revenues from sales to Final Consumers were R$14,907 million in 2011, a 7.0% increase compared to 2010.  Tariffs are adjusted each year, and the month in which the tariff adjustment takes effect varies, with the increases in the largest subsidiaries taking effect in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  Average prices to Final Consumers in 2011 were higher in all  consumer categories:

•         Industrial and Commercial Consumers.  For industrial and commercial consumers that are captive consumers (which represent 81.2% of the total volume sold to these categories), average prices increased by 4.8% and 4.3%, respectively, due to annual tariff adjustments.  For those that are Free Consumers, average prices increased by 18.2% and 16.7%, respectively.

•         Residential Consumers.  Average prices increased by 5.2% mainly due to tariff adjustments.

Our increased sales in 2011 reflected the economic strength of our residential and commercial consumers.  Our industrial activities exhibited more modest economic growth, a reflection of the lower growth rate of industrial GDP (1.6%) as compared to total GDP (2.7%).  Volumes sold to residential and commercial consumers increased 4.9% and 5.9%, respectively.  Volumes sold to industrial consumers decreased 4.5%, reflecting a decrease of 7.5% in sales to captive Final Consumers, which was partially offset by a 8.7% increase in sales in the free market.  Industrial customers in our distribution concession areas who purchase from other suppliers in the free market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues.”

 Sales to wholesalers

Our gross operating revenues from sales to wholesalers were R$1,298 million in 2011 (6.9% of our gross operating revenues), an increase of 8.5% compared to 2010.  The increase was due to a 11.0% increase in the volume sold, partially offset by a 2.2% decrease in average prices.

 Other operating revenues

Our other gross operating revenues were R$1,572 million in 2011 (12.3% of our net operating revenues), compared to R$1,387 million in 2010.  The increase was mainly due to the increase of TUSD collections from Free Consumers.

Deductions from operating revenues

We deduct certain taxes and regulatory charges from our gross operating revenues to calculate our net revenues.  One of these taxes is the value-added tax, or ICMS, levied by Brazilian states, and PIS/COFINS taxes levied by the Brazilian federal government.  These deductions amounted to 32.3% of our gross operating revenues in 2011 and 31.5% in 2010.  Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects reflected in our tariffs.  See note 26 to our consolidated financial statements.

Sales by segment

 Distribution

Net operating revenues from our distribution segment in 2011 amounted to R$11,066 million, an increase of 5.5% compared to R$10,485 million in 2010.  Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,936 million, a 5.2%, or R$495 million, increase.  This increase was mainly due to (i) tariff adjustments, which resulted in an average increase of 6.4% of billed revenues and a 3.1% increase in the volume sold (R$858 million), and (ii) a 17.6% increase, or R$200 million, in TUSD collections from Free Consumers, which were partially offset by (i) an increase of R$295 million in taxes on gross operating revenues, and (ii) an increase of R$197 million in the CCC and CDE contributions.

 Generation

Net operating revenues from our generation segment in 2011 amounted to R$1,621 million, an increase of 36.3% (R$432 million) compared to R$1,189 million in 2010.  This increase was mainly due to the commencement of commercial operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively, and the consolidation of CPFL Energias Renováveis in August 2011.

 Commercialization and Services

Net operating revenues from our commercialization and services segment in 2011 amounted to R$1,706 million, a decrease of 4.1% compared to R$1,779 million in 2010.  The decrease was mainly due to the 13.3% decrease in the volume sold, which was partially offset by the 11.9% increase in average prices.

Income from Electric Energy Service

                Cost of Electric Energy

Electricity purchased for resale.   Our costs to purchase electricity were R$4,907 million in 2011 (50.5% of our total operating costs and operating expenses).  The cost was 2.8% (R$143 million) lower than in 2010, primarily due to a 2.9% decrease in the volume of electricity we purchased once Foz do Chapecó and the EPASA plants commenced operations in October 2010 and December 2010, respectively.

The cost of electricity purchased from Itaipu by our distribution companies was 3.6% (R$37 million) lower in 2011 as compared with 2010, due to the stability of the amount purchased and a reduction of prices.  The average price for electricity purchased from Itaipu, which represented 21.3% of the total volume we purchased in 2011, was on average 3.8% lower in 2011 than in 2010, mainly due to the 5.0% decrease in the US dollar average exchange rate in 2011.

Costs to purchase electricity from other generation facilities were 2.6% (R$119 million) lower in 2011 as compared to 2010 due to a 1.1% increase in the average prices, which was offset by a 3.7% decrease in the volume of electricity sold at these facilities.

Electricity network usage charges.  Our costs for electricity network usage charges were R$1,314 million in 2011.  This was 12.1% (R$141 million) higher than in 2010 mainly due to an increase of R$120 million in the basic network usage charges, resulting from the commencement of operations of Foz do Chapecó and the EPASA plants in October 2010 and December 2010, respectively.

                Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, sales expenses, general and administrative expenses and other operating expenses, excluding costs related to construction of concession infrastructure.

Our other costs and operating expenses were R$2,363 million in 2011, a 17.1% (R$344 million) increase from 2010.  This was primarily due to the following nonrecurring events (i) implementation of our early retirement program in 2011, in the aggregate amount of R$51 million, aiming at potential future gains; (ii) reversion of reserves relating to PIS/COFINS taxes on sector charges of CPFL Paulista in 2010, in the amount of R$40 million; (iii) commencement of operations of Foz do Chapecó and the EPASA plants, and consolidation of CPFL Energias Renováveis in October 2010, December 2010 and August 2011, respectively (R$86 million); (iv) non-operating revenues deriving from the sale of real estate in the city of Santos in 2010 (R$11 million); and (v) increase in ENERCAN’s reserves for contingencies relating to taxes on services (ISS) (R$10 million).  Excluding these nonrecurring events, the increase in our other operating costs and operating expenses would be R$144 million, or 7.2%, which mainly reflects inflation adjustments.

                Income from Electric Energy Service

Our income from electric energy service was R$3,051 million in 2011.  This was 11.4% (R$311 million) higher than in 2010 due to a 6.2% (R$740 million) increase in our net revenues, as well as a 4.6% (R$429 million) increase in operating expenses and electric energy service costs.

Income from Electric Energy Service by Segment

Distribution

Operating income from our distribution segment in 2011 amounted to R$1,922 million, an increase of 3.7% compared with 2010.  Our operating income from the segment reflected the 5.5% increase in our net revenue, which was partially offset by:

•         Electricity costs:  Our electricity costs were R$6,290 million, a 4.4% increase compared to 2010.  This reflects an increase of 2.1% in the volume of electricity purchased by us in 2011 compared to 2010, and an increase of 2.3% in the average prices due to energy prices adjustments.  However, this increase does not significantly affect our operating income since it is reflected in the 2011 tariffs.

•         Other costs and operating expenses.  Our other costs and operating expenses (other than electricity utility service costs) for the distribution segment amounted to R$973 million, an increase of 20.0% compared to 2010.  This increase was primarily due to (i) salary increases resulting from collective bargaining agreements negotiated in 2010 and 2011, (ii) implementation of our early retirement program in 2011, (iii) increase in costs with third-party service providers, and (iv) increase in reserves for contingencies relating to legal procedures.

Generation

Operating income from our generation segment in 2011 amounted to R$895 million, an increase of 45.3% compared to 2010.  This increase reflects the 36.3% increase in net revenues and the 26.7% in other costs and operating expenses.  The main reason for the increase in operating income from the segment was the commencement of operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively.  The commencement of operations of these plants also contributed to an increase of R$107 million in depreciation and amortization expenses, considering the effects of the consolidation of CPFL Energias Renováveis.

Commercialization and Services

Operating income from our commercialization and services segment in 2011 amounted to R$264 million, a decrease of 12.9% (R$39 million) compared to 2010.  This decrease was mainly due to the 4.1% decrease, or R$74 million, in net revenues, and the increase of R$29 million in other operating costs, mainly due to the expansion of our activities relating to services. The decrease in net revenues and the increase in other operating costs was partially offset by a 4.7% (R$63 million) decrease in electricity costs (13.2% decrease in the volume of electricity purchased by us, partially offset by the 9.8% increase in the average price of electricity).

Net Income

Net Financial Expense

Our net financial expense was R$689 million in 2011, compared to R$354 million in 2010.  The R$335 million increase is mainly due to (i) an increase in our level of indebtedness and higher financial indexes; (ii) a decrease of capitalized borrowing costs due to the commencement of operations of CPFL Bionergia (in August 2010), Foz do Chapecó hydroelectric power plant (in October 2010) and Termonordeste and Termoparaíba thermoelectric power plants (in December 2010 and January 2011, respectively), through EPASA; and (iii) the consolidation of CPFL Energias Renováveis. These effects were partially offset by a R$200 million increase in our income from financial investments revenues due to higher cash and cash equivalents average balances.

At December 31, 2011, we had R$11,857 million in debt denominated in reais, which accrued both interest and inflation correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$1,751 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollars-denominated debts, we entered into long‑term currency swaps indexed to the CDI rate for a significant portion of this debt.  The average CDI index variation rate posted an increase of 11.6% in 2011 when compared to 9.8% in 2010, and the TJLP remained stable in 6.0% in 2010 and 2011.

Income and Social Contribution Taxes

We recorded a net charge of R$780 million for income and social contribution taxes in 2011, compared to R$825 million in 2010.  Our effective tax rate of 33.0% on pretax income in 2011 was approximately equal to the combined statutory rate of 34.0%.

Net Income

Due to the factors mentioned above, our net income was R$1,582 million in 2011, a slight increase of 1.4%, or R$22 million, compared to 2010.

Net Income by Segment

In 2011, 70.2% of our net income was derived from our distribution segment, 23.3% from our generation segment and 10.1% from our commercialization and services segment.  Our other non‑reportable segments represented a net loss of 3.6%.

Distribution

Net income from our distribution segment in 2011 amounted to R$1,111 million, a decrease of 5.0%, or R$ 58 million, compared with 2010.  The decrease in this segment reflected mainly the R$161 million increase in net financial expenses due to higher indebtedness, which was partially offset by a decrease in income taxes.

Generation

Net income from our generation segment in 2011 amounted to R$368 million, a 43.1% increase compared with 2010, which reflects the commencement of operation of Foz do Chapecó and the EPASA plants, and the consolidation of CPFL Energias Renováveis in October 2010, December 2010 and August 2011, respectively.  This increase was mainly due to the 36.3% increase in net revenues, which was partially offset by a R$147 million increase in net financial expenses due to new financings.

Commercialization and Services

Net income from our commercialization and services segment in 2011 amounted to R$160 million, a decrease of 22.5%, or R$46 million.  The decrease in this segment reflected the (i) R$39 million decrease in operating income, (ii) R$29 million increase in net financial expenses due to higher indebtedness, which was partially offset by lower income taxes (R$20 million).

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

 Commercialization and Services

Net operating revenues from our commercialization and services segment in 2010 amounted to R$1,779 million, a slight decrease of 0.3% compared to R$1,784 million in 2009.  The decrease was mainly due to a 3.6% decrease in volume sold, partially compensated by the increase in average prices.

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

Our other costs and operating expenses were R$2,018 million in 2010, a 3.8% increase from 2009.  This was due primarily to:  (i) a 7.3%, or R$41 million, increase in personnel costs, mainly due to salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010, and (ii) a 20.2%, or R$78 million, increase in third‑party services costs due to adjustments in contractual prices and an increase in the number of third-party service providers, as well as maintenance costs for our electricity network, telephone services, new personnel hirings and system consultancy.  These costs were partially offset by the R$81 million actuarial gain relating to pension plans in 2010.  Actuarial gains or losses result from actuarial reports prepared by specialized companies and vary according to macroeconomic premises, particularly returns on assets.

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

•         Other costs and operating expenses.  Our other costs and operating expenses (other than electricity utility service costs) for the distribution segment amounted to R$811 million, an increase of 3.1% compared to 2009.  This increase was primarily due to salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010 and increase in costs with third-party service providers.

Generation

Operating income from our generation segment in 2010 amounted to R$616 million, a decrease of 5.1% compared to 2009.  The main reason for the decrease in operating income from the segment was the increase in costs relating to the purchase of electricity in the market to comply with contractual obligations assumed by EPASA and Chapecoense before they started operations.

Commercialization and Services

Operating income from our commercialization and services segment in 2010 amounted to R$303 million, an increase of 3.6% compared to 2009.  This increase was mainly due to the 3.4% decrease in electricity costs, resulting from a 3.8% decrease in the volume of electricity purchased by us.  This decrease was partially offset by the 0.5% increase in the average price of electricity.

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

At December 31, 2010, we had R$8,937 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$470 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen).  In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long‑term currency swaps for a significant portion of this debt.  The rates of index variation posted a slight decrease in 2010 when compared to 2009, with the average CDI rate for the year at 9.8% in 2010 compared to 9.9% in 2009 and the TJLP decreasing by 6.0% in 2010 compared to 6.1% in 2009.

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

Net Income by Segment

In 2010, 74.9% of our net income was derived from our distribution segment, 16.5% from our generation segment and 13.2% from our commercialization and services segment.  Our other non‑reportable segments represented a net loss of 4.6%.

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

Commercialization and Services

Net income from our commercialization and services segment in 2010 amounted to R$207 million, a decrease of 1.5%.  The decrease in this segment reflected the compensation of the increase of 3.6% of operating income by our net financial expenses.

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects.  The following table sets forth our capital expenditures for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in millions of reais)

Distribution	1,065	1,128	746
Generation	823	645	570
Commercialization and other investments	17	29	40

Total	R$1,905	R$1,802	R$ 1,356

We plan to make capital expenditures aggregating approximately R$2,944 million in 2012 and approximately R$2,370 million in 2013.  Of total budgeted capital expenditures over this period, R$2,309 million are expected to be invested in our distribution segment and R$2,898 million in our generation segment.  Part of these expenditures, particularly in generation projects, is already contractually committed.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.” Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4. Information on the Company—Generation of Electricity.”

Liquidity and Capital Resources
Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

•         We make capital expenditures to continue improving and expanding our distribution system and to complete our generation projects.  See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures;

•         Repayment or refinancing maturing debt.  At December 31, 2011 we had outstanding debt maturing during the following 12 months aggregating R$1,428 million (excluding derivatives and interest);

•         Dividends on a semiannual basis.  We paid R$1,230 million in 2011 and R$1,424 million in 2010.  See “Item 10.  Additional Information—Interest Attributable to Shareholders’ Equity;” and

•         Funding for acquisitions.  In 2011, we paid R$863 million for the acquisition of Jantus and Santa Luzia.

On December 31, 2011, our working capital reflected a superavit (excess of current assets over current liabilities) of R$864 million.  The main cause of this superavit was the refinancing of our current debt in 2010 and the higher level of cash and cash equivalents in 2011.

The following table summarizes our contractual obligations determined in accordance with IFRS as of December 31, 2011.  The table does not include accounts payable reported on our balance sheet.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2011:
Debt obligations(1)	13,359	1,428	3,469	3,671	4,791
Purchase obligations:
Electricity purchase agreements(2)	127,107	8,205	15,283	15,200	88,418
Generation projects	3,426	819	698	287	1,622
Supplies	1,686	1,243	387	57	-
Pension funding(3)	589	40	77	77	395

Total	146,167	11,734	19,914	19,292	95,227

(1)           Not including interest payments on debt or payments under swap agreements.  For the year ended December 31, 2012, we expect that the interest payments on debt and debentures will amount to R$218 million and we do not expect payments under swap agreements.  This is the contractual amount and is presented net of Fair Value adjustments and borrowing costs.  We expect to pay approximately R$1,039 million in interest payments in 2012.  Interest payments on debt for years following 2012 have not been estimated.  We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate.  For an understanding of the impact of a change in interest rates applicable to our long‑term debt obligations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Index Variation.” For additional information on the terms of our outstanding debt, see “—Terms of Outstanding Debt.”

(2)           Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2011 price.  See “—Background—Prices for Purchased Electricity” and note 27 to our consolidated financial statements.

(3)           Amounts due under a contract with the pension plan administrator (see note 18 to our consolidated financial statements).

Sources of Funds

Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

Net cash provided by operating activities was R$2,489 million in 2011, as compared to R$2,029 million in 2010.  The increase mainly reflected an increase in net income and an increase in the adjustment to reconcile income to cash, mainly related to interest and monetary restatement, which was partially offset by an increase in deposits in escrow.

Net cash used for investment was R$2,488 million in 2011, as compared to R$1,802 million in 2010.  This R$686 million increase mainly reflects a capital increase of R$863 million for the acquisition of Jantus, which was partially offset by cash provided from ERSA subsidiaries.

Net cash generated by financing activities was R$1,136 million in 2011 compared to net cash of R$152 million disbursed in 2010.  This increase is mainly due to new fund raisings, net of payment of maturing debts and issuance of debentures, especially by our subsidiary CPFL Brasil to finance the acquisition of Jantus (through our subsidiary CPFL Energias Renováveis).

Indebtedness

The following table sets forth our current and noncurrent liabilities in IFRS for the year ended December 31, 2011:

	2011
	Current	Noncurrent

Secured debt	414,473	2,616,571
Unsecured debt	4,084,964	11,744,538
Total	4,499,437	14,361,110

Our total indebtedness increased R$4,189 million, or 44.5%, from December 31, 2010 to December 31, 2011, mainly as result of:

•         issuance of debentures in a total amount of R$1,320 million by our subsidiary CPFL Brasil to finance the acquisition of Jantus through our subsidiary CPFL Energias Renováveis;

•         the consolidation of CPFL Energias Renováveis, Santa Luzia and Jantus in our financial statements, resulting in additional indebtedness of R$492 million (CPFL Energias Renováveis), R$136 million (Santa Luzia), R$152 (loans to the acquisition of Jantus) and R$517 million (debentures relating to the acquisition of Jantus).

•         additional financings of R$349 million for the expansion and improvements in our distribution subsidiaries and for working capital through Banco do Brasil, and fund raisings in the amount of R$1,162 million in U.S. dollar-denominated debt (net of prepaid settlements of yen-denominated debts).

During 2012 and 2013, we expect to raise funding mainly to finance our scheduled investments in our distribution companies and new generation projects.

We expect our main source of new financing in 2012 to be loans from BNDES as FINEM/FINAME credits for our distribution companies, loans for working capital from financial institutions and issuance of debentures.

In June, 2011, our Board of Directors approved the issuance of debentures by certain of our subsidiaries in the total amount of R$2,909 million.  Of this total amount, R$484 million was issued by CPFL Paulista, R$680 million by CPFL Geração, R$160 million by CPFL Piratininga, R$70 million by RGE, R$65 million by CPFL Santa Cruz and R$130 million by EPASA.  We used the proceeds from these offerings for working capital, investment plans and to repay part of our indebtedness.  On June 2011, CPFL Brasil issued debentures in the total amount of R$1,320 million.

These financings will have the purpose of (i) funding capital expenditures of our distribution subsidiaries, (ii) raising capital for investments in our new renewable generation sources segment, and (iii) raising capital for operations of EPASA’s thermoelectric power plants.

Terms of Outstanding Debt

Total debt outstanding at December 31, 2011 (including accrued interest and derivative transactions) was R$13,608 million.  Of the total amount, approximately R$1,751 million, or 12.9%, was denominated in U.S. dollar.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  R$1,653 million of our total outstanding debt is due in 12 months.

Our major categories of indebtedness are as follows:

•         BNDES.  At December 31, 2011, we had R$4,803 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to (a) loans to our generation projects, especially Foz do Chapecó, BAESA, CERAN, ENERCAN and CPFL Energias Renováveis (R$3,452 million), and (b) financing of investment programs of our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility (R$1,190 million).  We also had financings relating to working capital in the amount of R$149 million.

•         Debentures.  At December 31, 2011, we had indebtedness of R$5,163 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA, ENERCAN and RGE.  The terms of these debentures are summarized in note 17 to our audited consolidated financial statements.

•         Working capital.  At December 31, 2011, we had R$857 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution companies.

•         Other real-denominated  debt.  As of December 31, 2011, we had R$1,034 million outstanding under a number of other real-denominated facilities (R$174 million through our distribution companies and R$860 million through our generation companies).  The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

•         U.S. dollar-denominated debt.  CPFL Paulista entered into bilateral loans denominated in U.S. dollars.  As of December 31, 2011, the total outstanding principal amounts for these loans were R$46 million.

•         Other U.S. dollar-denominated debt.  At December 31, 2011, we had R$1,704 million outstanding under other loans denominated in U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  In addition, we have U.S. dollar- denominated long‑term receivables, which amounted to R$24 million at December 31, 2011, which also mitigate our exposure to exchange rates.  For more details on our loans, debentures and derivatives, please see notes 16, 17 and 33 to our audited consolidated financial statements.

In addition, as a result of our association with ERSA and our acquisition of Jantus and Santa Luzia, we recorded R$1,295 million in consolidated assumption of debt.

Financial and Operating Covenants

We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries.  These covenants include the following:

•         We have limitations on our ability to sell or pledge assets or to make investments in third parties.

•         Under the BNDES credit facilities:

•                     CERAN, ENERCAN, BAESA, Foz do Chapecó, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista must first pay the amounts due under the loans before paying dividends to their respective holding company (CPFL Geração or CPFL Energia) in an amount higher than the mandatory dividends under Brazilian law.  In addition, before making these dividend payments and before paying interest on shareholders’ equity, BNDES must give its prior approval, and the respective subsidiary must be in compliance with all of its financial covenants.

•                     CPFL Energias Renováveis must maintain a debt coverage ratio equal to or higher than 1.2 during the amortization period and an own capitalization ratio equal to or higher than 25% during the amortization period.

•                     CPFL Paulista, CPFL Piratininga and RGE must maintain a net indebtedness to EBITDA ratio of less than 3.0, 2.5 and 2.5, respectively, and an indebtedness to the sum of net indebtedness and net equity equal to or lower than 0.9, 0.8 and 0.5, respectively.

•         Under our U.S. dollar-denominated debts, we must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) ratio equal to or higher than 2.25.

•         Under the third issuance of debentures of CPFL Energia, we must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) ratio equal to or higher than 2.25.

•         Under the third issuance of debentures of CPFL Paulista, CPFL Paulista must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.0 and an EBITDA to financial income (expense) ratio equal to or higher than 2.25, with the ratios calculated as defined in the CPFL Paulista debentures. Under the fifth issuance of debentures of CPFL Paulista, CPFL Paulista must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) equal to or higher than 2.25.

•         Under fifth issuance of debentures of RGE, RGE must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial expenses ratio equal to or higher than 2.25, with the ratios calculated as defined in the RGE debentures.

•         Under the third issuance of debentures of CPFL Piratininga, CPFL Piratininga must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.0, and an EBITDA to financial income (expense) ratio equal to or higher than 2.25, with the ratios calculated as defined in the CPFL Piratininga’s debentures. Under the fifth issuance of debentures of CPFL Piratininga, CPFL Piratininga must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) ratio equal to or higher than 2.25.

•         Under the third issuance of debentures of CPFL Geração, CPFL Geração must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial expenses equal to or higher than 2.0, with the ratios calculated as defined in the CPFL Geração’s debentures. Under the fourth issuance of debentures of CPFL Geração, CPFL Geração must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) equal to or higher than 2.25.

•         Under the second issuance of debentures of CPFL Brasil, CPFL Brasil must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) equal to or higher than 2.25.

•         Under the first issuance of debentures of CPFL Santa Cruz, CPFL Santa Cruz must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income (expense) equal to or higher than 2.25.

•         Under the first issuance of debentures of BAESA (first and second series), BAESA must maintain a total indebtedness ratio of less than 75% of its assets.

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

Our disbursements on research and development projects in 2009, 2010 and 2011 totaled R$156 million, R$179 million and R$213 million, respectively.

Off-Balance Sheet Arrangements

None.

Trend Information

We intend to invest in innovation and technology to increase the quality of our operations and our operational efficiency, which are our perennial goals.  The new technologies we plan to use in our Tauron projects may increase our operational efficiency in the future.

Additionally, we seek to promote growth in each of our business segments:  distribution, conventional generation sources, renewable generation sources and commercialization and services.

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

The market shows positive signs of growth for 2012.  According to projections from the FOCUS report, published on March 16, 2012 by the Central Bank, GDP is expected to grow 3.3% in 2012 and 4.2% in 2013, which will impact energy consumption.  This growth should be sustained not only by individual and commercial economic growth (the increase in salaries, consumer purchasing power and credit availability), but also by the recovery of the Brazilian power industry, which had a modest growth in 2011 as a result of appreciated exchange rates and high interest rates.

Our generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants.  In 2011, the creation of CPFL Energias Renováveis marked an important moment for us.  We plan to continue to expand our generation activities, both in the conventional energy and the renewable energy (wind farms, small hydroelectric plants and biomass thermoelectric plants) sectors.  We are currently pursuing this strategy through CPFL Energias Renováveis, with an installed capacity of 652 MW (of which our share is 411 MW), as well as seeking out new projects.

As of December 31, 2011, we had an installed capacity of 2,644 MW, which should reach 2,922 MW9 by the end of 2012 after the Bio Ipê and Bio Pedra thermoelectric power plants and the Santa Clara wind farms begin operations.  In 2013 and 2014, we expect to reach an installed capacity of 3,141 MW and 3,301 MW, respectively, when the Santa Góes small hydroelectric power plant, the Alvorada and Coopcana thermoelectric power plants, the Campo dos Ventos II wind farm and the wind farms of the Macacos I, Atlântica (2013), Campo dos Ventos and São Benedito (2014) complexes begin commercial operations.  We also have a 2,743 MW (of which our share is 1,728 MW) portfolio to develop over the coming years through CPFL Energias Renováveis.  In addition, we will continue to seek out new projects in the conventional energy sector.

9This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

In the commercialization and services segment, our main objective is to maintain our leading position, in terms of market share in order to guarantee our above-average profitability.  In addition, we expect to expand our portfolio of services, retain the loyalty of our customers and expand our services to new markets.

Since our founding, we have employed a growth strategy based on operational excellence through innovation and technology, synergy, financial discipline and the accumulation of value.  We plan to continue this in the future in order to consolidate our strong position in the energy industry.

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

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, purchased intangible assets and investments, comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization.  We are required under IFRS to periodically evaluate whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU).  If they are impaired, we are required to recognize a loss by writing off part of their value to expense in the current period.  The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity.  Changes in these judgments could require us to recognize impairment losses in future periods.  Our evaluations in 2011, 2010 and 2009 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all of our employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions,, including discount rate, inflation etc.  For further information about the actuarial assumptions see note 18  to our audited consolidated financial statements.

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

We regularly review our deferred tax assets for recoverability.  If  evidences are not enough to prove that is more likely than not that the Company  will generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Reserves for Contingencies

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

Accruals for contingencies are estimated based on historical experience, the nature of the claims, and the current status of the claims.  The evaluation of these contingencies is performed by various specialists, inside and outside of the company.  Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability.  Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available.  The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

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

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversion of the assets of the distribution concessionaires (financial asset of concession).  The methodology adopted for marking these assets to market is based on the tariff review process for distributors.  This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure.  This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

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

However, because the methodology and criteria for valuation of the compensation are still uncertain, we have prepared an analysis of sensitivity of our results to a potential change in our assumption regarding the adoption of the tariff pricing model, which includes adjustment based on the IGP-M. The sensitivity analysis describes the impact of payment of financial assets based on its historical cost. The sensitivity analysis is described in note 33.e.3 to our financial statements included in this annual report.

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

•         Investments in infrastructure (application of IFRIC 12 – Service Concession Arrangements):  Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre‑determined useful life.  We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits.

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

Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders.  Board members serve one-year terms, re-election being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders.  Our current directors were elected at our shareholders’ meeting held on April 28, 2011.  Their terms will expire at our next annual shareholders’ meeting, scheduled to take place in April, 2012.  Our bylaws do not provide for a mandatory retirement age for our directors.

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting.  A director or an executive officer may not transact any business with the company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.  As of December 31, 2011, any transaction entered into between our shareholders or related parties and us that exceeds R$8.1 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors.  As of this date, there are no relevant agreements or other obligations between us and our directors.

Under Brazilian Corporate Law, combined with a decision by CVM, noncontrolling shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 10.0% of the outstanding voting shares.  Noncontrolling shareholders that own greater than 5.0% of voting shares may request voto múltiplo (multiple voting).

The following table sets forth the name, age and position of each current member of our Board of Directors.  A brief biographical description of each of our directors follows the table.

Name	Age	Position
Murilo Cesar Lemos dos Santos Passos	64	Chairman
Claudio Borin Guedes Palaia	37	Director
Francisco Caprino Neto	51	Director
Renê Sanda	48	Director
Ivan de Souza Monteiro	51	Director
Carlos Alberto Cardoso Moreira	51	Director
Ana Dolores Moura Carneiro de Novaes	50	Independent Director

Murilo Cesar Lemos dos Santos Passos - Mr. Passos graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1971.  Between 1970 and 1977, he held positions at the Ministry of Industry and Commerce – Industrial Development Council (CDI).  Between 1977 and 1992, he worked at Companhia Vale do Rio Doce and subsequently became the CEO and Head of Forestry Products, Environment and Metallurgy Area of Celulose Nipo-Brasileira S.A (CENIBRA) and Florestas Rio Doce S.A..  Between 1993 and 2006, he was an executive officer of Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A.  He was a member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between 2007 and 2010.  Currently, he is a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., Vice President of the Trustee Council of the Foundation for the National Quality Award (FNPQ), a member of the Superior Council of Ecofuturo Institute and a member of the Advisory Council of the Pulp and Paper Producers’ Association - BRACELPA.  He is also a member of the Board of Directors of São Martinho S.A., Odontoprev S.A. and Tegma Gestão Logística S.A.  Since 2010, he has been the Chairman of the Board of Directors of CPFL Energia.

Claudio Borin Guedes Palaia - Mr. Palaia graduated in Business Administration from Fundação Getúlio Vargas Business School of São Paulo in 1997.  He obtained an MBA degree from The Wharton School of the University of Pennsylvania in 2002.  He worked as an analyst of mergers and acquisitions at JP Morgan Bank in São Paulo and in New York from 1997 to 1998.  From 2002 to 2005, he was project leader in Camargo Corrêa Energia S.A., Camargo Corrêa S.A. (CCSA) and São Paulo Alpargatas.  From 2005 to 2007, he was an executive officer of Hormigón da Loma Negra C.I.A.S.A in Buenos Aires, Argentina.  Since 2008, he has been an executive officer of Camargo Corrêa Cimentos.  He is also a sitting member of the Board of Directors of São Paulo Alpargatas.  In 2009, he was an alternate member of the Board of Directors of CPFL Energia.  Since 2010, he has been a sitting member of the Board of Directors of CPFL Energia.

Francisco Caprino Neto - Mr. Caprino Neto graduated in Metallurgical Engineering from the Polytechnic School of the University of São Paulo (USP) in 1983 and completed a master’s degree program in the same area at the same institution in 1992.  He was the chairman of the Processes Engineering Department and advisor for the Control and Planning Department of Siderúrgica J.L. Aliperti S.A., as well as the coordinator of metallurgical process of Aços Villares S.A.  He was a sitting member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006.  Currently, he holds the position of executive officer and member of the Board of Directors of Camargo Corrêa Energia S.A. and Camargo Corrêa Investimentos em Infraestrutura (CCII).  He is also member of the Board of Directors of VBC Energia S.A., Companhia de Concessões Rodoviárias (CCR) and A-Port S.A.  Since April 2000, he has been a member of the Board of Directors of CPFL Energia.

Renê Sanda – Mr. Sanda graduated in Statistics from University of São Paulo (USP) in 1989 and completed a master’s degree program in Statistics at the same institution in 1989.  In 1992, he completed an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) and participated in the Commercial and Investment Banking Program Professional Development Center at Citibank, in Fort Lauderdale.  He was an assistant manager at BB New York between 2002 and 2006 and at Banco do Brasil Securities between 2005 and 2006.  From 2006 to 2010, he was the Risk Management Officer of Banco do Brasil.  He was a member of the Fiscal Council of Tele Amazônia Celular Participações, Telemig Celular Participações, CPFL Paulista and CPFL Geração.  He was a member of the Board of Directors of Petroflex S.A. Indústria e Comércio, Banco do Brasil Securities LLC – New York (USA), BB Securities Ltd. – London (UK) and Fundição Tupy.  He is an associate at Instituto Brasileiro de Governança Corporativa – IBGC.  Since 2010, he has been the Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.  Mr. Sanda became a member of our Board of Directors in 2011.

Ivan de Souza Monteiro – Mr. Monteiro graduated in Electronic Engineering and Telecommunications from INATEL - MG in 1986.  He completed an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) in 1995 and an MBA program in Business Administration from Pontifical Catholic University of Rio de Janeiro (PUC‑RJ) in 2000.  Since 1983, he works at Banco do Brasil, where he was a local superintendent between 1996 and 1998, a state superintendent between 1998 and 1999, a commercial manager between 1999 and 2004, a commercial superintendent between 2004 and 2007 and the officer in charge of branches outside of Brazil between 2007 and 2009.  In May 2009, he was the Commercial Officer of Banco do Brasil and, since June 2009, he has been the Vice-President of Finance, Capital Markets and Investor Relations of Banco do Brasil.  Since 2009, he has been a member of the Decision Making Council of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.  He is also a member of the Board of Directors of Banco Votorantim and BV Participações.  He has been an alternate member of the Board of Directors of Brasil Veículos since January 2011.  Mr. Monteiro became a member of our Board of Directors in 2011.

Carlos Alberto Cardoso Moreira – Mr. Moreira graduated in Business Administration from Pontifical Catholic University of São Paulo (PUC-SP) in 1984.  He completed several courses, seminars and workshops in Private Pension Plan and Capital Markets at IBMEC, IBC, Abrapp and Wharton School.  Since June 2000, he has been the Investment and Finance Officer of the Sistel de Seguridade Social Foundation - SISTEL.  From 1984 to 1988, he was an Senior Investment Analyst of Credibanco, São Paulo.  Between 1988 and 1992, he was Vice President of Citibank N.A in São Paulo.  He was the Institutional Clients Officer of Banco BMC S.A. in São Paulo from 1992 to 1999.  He was also a member of the National Investment Technical Commission (Comissão Técnica Nacional de Investimentos–CNTI) of Abrapp, an alternate member of the Board of Directors of EMBRAER, and a sitting member of the Board of Directors of GTD and BR Foods.  From 2001 to 2002, 2004 to 2005 and 2008 to 2009, he was a permanent member of the Board of Directors of CPFL Energia S.A, and from 2007 to 2008 and 2010 to 2011, he was an alternate member of that Board.  He has been an executive officer of Bonaire Participações S.A. since April 2008. In April 2011, he was once more elected as a permanent member of Board of Directors of CPFL Energia S.A.

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

Executive Officers

Our executive officers are responsible for our day-to-day management.  Under our bylaws, our board of executive officers is comprised of six members that are appointed by our Board of Directors for a two-year term, with the possibility of re-election.  Our current executive officers were elected at the Board of Directors’ meeting held on May 25, 2011, except for Carlos Márcio Ferreira and Carlos da Costa Parcias Junior, who were elected at the Board of Directors’ meeting held on August 31, 2011 and March 1, 2012, respectively.

At the special shareholders’ meeting held on December 19, 2011, our shareholders approved our Board of Directors’ proposal for reorganizing positions within our management structure.  The proposal contemplated the suppression of the positions of Vice President of Distribution, Vice President of Generation and Vice President of Energy Management.  The duties associated with these positions were assigned to the Vice President of Operations in order to increase efficiency and reduce costs.

The following table sets forth the name, age and position of each current executive officer.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Júnior	52	Chief Executive Officer
Lorival Nogueira Luz Júnior	40	Chief Financial Officer and Head of Investor Relations
Carlos Márcio Ferreira	52	Vice President of Operations
José Marcos Chaves de Melo	48	Vice President Administrative
Carlos da Costa Parcias Junior	51	Vice President of Business Development
Vacant	-	Vice President of Institutional Relations

Wilson Ferreira Junior - Mr. Ferreira Junior graduated from Mackenzie University in Electrical Engineering  in 1981, and in Business Administration in 1983.  He attended a master’s degree program in Energy at the University of São Paulo (USP), for which he did not complete the thesis requirements, and several specialization programs, including:  Occupational Safety and Health Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation – FGV, 1988), and Electricity Distribution Management (Swedish Power Co., 1992).  At Companhia Energética de São Paulo (CESP), he held several senior positions and served as the Distribution Officer from 1995 to 1998.  He served as the CEO of RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, and President of the Brazilian Association of Electric Power Distributors (ABRADEE) from 2009 to 2010.  Mr. Ferreira Junior is currently the Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB) and a member of the Board of Directors of the National Electrical System Operator (ONS).  From 2002 to 2011, he was a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.  From 2000 to 2011, he was the CEO of CPFL Paulista, and from 2001 to 2011, he was the CEO of CPFL Piratininga, CPFL Geração and CPFL Brasil.  He has also been the CEO of RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergia, and other subsidiaries of CPFL Energia.  Since 2002, he has been the CEO of CPFL Energia.  Mr. Ferreira Junior is currently the chairman of the Board of Directors of CPFL Energias Renováveis.

Lorival Nogueira Luz Júnior - Mr. Luz Júnior graduated in Business Administration from Armando Álvares Penteado Foundation (FAAP) in 1993.  He has completed several specialization programs in Brazil and abroad.  Mr. Luz Júnior has 20 year experience in the financial industry.  For almost 17 years, he has worked at Citibank as Corporate Bank Officer, Senior Relationship Manager, Senior Treasurer and Loan Products Manager, and as an analyst of the financial controlling department in Brazil.  He was also the Treasury Executive Officer at Credicard, the leading credit card company in Brazil, where he played an important role in the conversion of Credicard to a retail bank.  He had the same position at Banco Citicard until 2008.  From 2008 to 2009, he was the CFO and Investor Relations Officer of Estácio Participações, a holding company based in Brazil, belonging to the GP Investimentos’ group, active in the educational services sector, where he was responsible for the project planning, controllership, investor relations, treasury, mergers and acquisitions and law departments.  Between 2010 and 2011, he was the Treasury Executive Officer and Investor Relations’ Officer of Votorantim Industrial, one of the largest Brazilian industrial conglomerates.  Since 2011, he has been the Financial Vice President Officer and Investor Relations Officer of CPFL Energia, CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE and CFO of other subsidiaries of the CPFL Energia group.

Carlos Márcio Ferreira – In 1987, Mr. Ferreira graduated from the Business and Economics University of São João da Boa Vista, São Paulo with a degree in Business Administration and Accounting.  In 1993, he received a graduate degree from Fundação Getúlio Vargas in São Paulo (FGV/SP) in Controlling and Finance. Since 1991, he has participated every year in Executive Training Seminars, including the following programs:  the Senior Finance Executive Development Program at Champion International Corporation Corporate University, administered by professors from Harvard Business School and Dartmouth Tuck Business School, and Leader Development (CEOs) at UC Berkeley Executive Education.  From 1973 to 2004, he worked in the administrative and finance departments of International Paper do Brasil Ltda., a company in the paper and packaging industry.  During his time at International Paper do Brasil Ltda., Mr. Ferreira held the following positions:  Manager of the Controlling Department (1991 to 1993); Strategic Planning Manager (1995 to 1996); Business Manager (1996 to 1998); Business Development Officer (1999 to 2000); and Vice-President of Controlling and Finance (2000 to 2004), during which he was responsible for information technology, legal, accounting, strategic planning and mergers and acquisitions. At International Paper do Brasil Ltda, he has worked for three years in factories in the USA and in the main office in Stamford, Connecticut. In November 2004, he began working for Elektro (in Campinas, SP) as Executive Officer responsible for strategy coordination and implementation in the operations, distribution, commercial, finance, regulatory, legal, human resources and infrastructure areas.  In April 2007, he became the CEO of Elektro, a position which he held until 2011.  Mr. Ferreira is currently the Operations Vice President Officer at CPFL Energia, the Chairman of the Board of Directors of RGE, CPFL Paulista and CPFL Piratininga.

José Marcos Chaves de Melo - In 1980, Mr. Melo graduated as an electronics technician from the Federal Center for Technological Education of Rio de Janeiro (CEFET-RJ).  In 1986, he graduated in Engineering from the University of Kansas.  Among his academic achievements, the following stand out:  Fulbright scholarship, American National Engineering Honor Society (Tau Beta Pi), the 2005 SAP Diamond Circle Award for Outstanding Business Contributions, and the 2006 Accenture World Innovation Award.  Mr. Melo worked at Accenture do Brasil from 1987 to 2008, serving as senior executive from 1998 to 2008.  He was responsible for the execution of several projects with companies of the electricity sector for 12 years, oil and gas sectors for five years, steel sector for two years, and in the manufacturing sector for one year.  He has experience in several functional areas, such as information technology, supply chain, field work and assets management.  During his career he has worked for companies such as Neoenergia, Light, CEMIG, Duke Energy, Petrobrás, Repsol-YPF and CSN, the Electric Power Trade Board (CCEE) and ONS.  Mr. Melo is currently the Administrative Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Geração, CPFL Bioenergia, and other subsidiaries of CPFL Energia.  Since 2008, he has been the Administrative Vice President Officer of CPFL Energia.

Carlos da Costa Parcias Junior – Mr. Parcias Junior graduated in Economics from the Federal University of Rio de Janeiro (UFRJ) in 1984, and completed a master’s degree program in the same area at the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) in 1988.  Since 2004, he has been an independent financial advisor, focusing in mergers and acquisitions and private equity transactions.  From 2001 to 2003, he worked as an executive officer at Icatu Gestão de Participações, which principal business is investment management.  He was an executive officer at Banco de Investimentos Fleming Graphus from 1998 to 2000; the CEO at BBA-Capital Asset Management (currently Itaú BBA) from 1993 to 1998; an executive officer at JP Morgan from 1992 to 1993; and advisor to the presidency at BNDES from 1990 to 1992.  He was an executive officer at Camargo Corrêa Investimentos em Infraestrutura (CCII), the Camargo Corrêa group holding company, in 2011.  Since March 2012, he has been the Business Development Vice President Officer of CPFL Energia.

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

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors.  Our fiscal council elected at our shareholders’ meeting held on April 28, 2011, with a mandate of one year, is composed of five members:  José Reinaldo Magalhães (Chairman), Daniela Corci Cardoso (Financial Expert), Adalgiso Fragoso de Faria, Wilton de Medeiros Daher and Martin Roberto Glogowsky.

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

Human Resources Management Committee.  Our Human Resources Management Committee is responsible for assisting the Board of Directors by:  (i) coordinating the CEO selection process, (ii) defining criteria for compensation of the executive officers, including long and short‑term incentive plans, (iii) defining performance goals of the executive officers, (iv) coordinating evaluation procedures of the executive officers, (v) preparation of the plan of succession for members of the executive officers and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.  The members of this committee are Ivan de Souza Monteiro, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira.

Related Parties Committee.  Our Related Parties Committee is responsible for assisting the Board of Directors by:  (i) evaluating the selection procedures of suppliers and third-party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice.  The members of this committee are Susana Hanna Stiphan Jabra, Daniela Corci Cardoso and Luiz Cláudio da Silva Barros.

In addition to the advisory committees, our Board of Directors has created seven ad hoc commissions since 2006 (Corporate Governance Commission, Strategy Commission, Budget Commission, Financial Services Commission, Energy Acquisition Commission, Projects Evaluation Commission and IFRS Commission) and may create others, if necessary.

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

For the year ended December 31, 2011, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors, our executive officers and members of our fiscal council was approximately R$30 million, including R$13 million in variable compensation.  For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$784,000.

The approved compensation for our board of directors, board of executive officers and fiscal council for 2012 is R$35 million.

The following tables set forth the compensation from CPFL Energia on a non‑consolidated basis of our management for the year ended December 31, 2011 and the approved compensation for 2012.  Our directors and officers receive additional compensation from our subsidiaries which is not reflected in these tables.

	Compensation for the year ended December 31, 2011
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members(1)	5.08 members(1)	5.58 members(1)
Fixed annual compensation:	(in thousands of reais)
Wage	983	575	2,130	3,688
Direct or indirect benefits	-	-	6	6
Compensation for participation in committees	-	-	-	-
Others	197	115	1,573	1,885
Variable compensation:
Bonus	-	-	845	845
Profit sharing plan	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	882	882
Post-employment benefits	-	-	208	208
Compensation based on stock options	-	-	-	-
Compensation for each body (2)	1,180	690	5,644	-
Total compensation				7,514

(1) Represents the weighted average number of members. (2) Compensation amounts include charges and accruals.

	Approved compensation for the year ended on December 31, 2012
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members	5 members	6 members
Fixed annual compensation:	(in thousands of reais)
Wage	1,131	596	4,255	5,982
Direct or indirect benefits	-	-	47	47
Compensation for participation in committees.	-	-	-	-
Others	226	119	1,265	1,610
Variable compensation:
Bonus	-	-	4,199	4,199
Profit sharing plan	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	3,032	3,032
Post-employment benefits	-	-	385	385
Compensation based on stock options	-	-	-	-
Compensation for each body(1	1,357	715	13,183	-
Total compensation				15,255

(1) Compensation amounts include charges and accruals.

The table below sets forth the compensation of our management received from our subsidiaries for the year ended December 31, 2011.

	Year ended December 31, 2011
	Board of Directors	Fiscal Council	Executive Officers
	Fixed	Fixed	Total (fixed and variable)
	(in thousands of reais)

Subsidiaries(1)	-	-	15,953

(1) Compensation amounts include charges and accruals.

Share Ownership

The total number of common shares owned by our directors and executive officers as of February 29, 2012 was 50,211. None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for specific indemnification of directors or officers.  We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2011, we had 7,913 full time employees (including the employees of our jointly‑controlled subsidiaries).  The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2011	2010	2009
Distribution	6,043	6,040	5,653
Generation	527	351	275
Commercialization and Services	493	616	662
Corporate staff	850	917	860
Total	7,913	7,924	7,450

Part of our employees are members of unions, with which we have collective bargaining agreements.  We renegotiate these agreements annually with the 17 principal unions that represent our various employee groups.  Salary increases are generally provided for on an annual basis.  We believe that we have good relationships with these unions, as evidenced by the fact that we have not had any labor strikes during the last 23 years that materially affected our operations.

We provide a number of benefits to our employees.  The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program.  This amount is set in the collective bargaining agreements of each company, which are adjusted annually.  In 2011, we reserved R$47 million (R$42 million of which are booked in current liabilities) for our employee profit sharing program.

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

ITEM 7.                        Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of February 29, 2012.  Percentages in the following table are based on 962,274,260 outstanding common shares.

	Common Shares	(%)
BB Carteira Livre I FIA (1)	298,467,458	31.02
VBC Energia S.A. (2)	245,897,455	25.55
Energia São Paulo FIP (3)	115,118,250	11.96
Bonaire Participações S.A. (4)	6,308,788	0.66
Bradespar S.A. (5)	50,541,820	5.25
BNDES Participações S.A. (6)	81,053,460	8.42
Executive officers and directors as a group	50,211	0.00
Total	797,437,442	82.87

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

(3)           Energia São Paulo Fundo de Investimento em Participações is an investment fund whose ownership interest is controlled by four pension funds:  (i) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Bandeirante Energia S.A. and Elektro Eletricidade e Serviços S.A., among other Brazilian electricity companies; (ii) Fundação SISTEL de Seguridade Social, primarily for employees of CPqD (Centro de Pesquisa e Desenvolvimento), Telecomunicações Brasileiras S.A. – Telebrás, Telemig Celular S.A., Tele Norte Celular Participações S.A., Amazônia Celular S.A.; among others telecommunications companies; (iii) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A.; and (iv) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP.

(4)           Bonaire Participações S.A. is a holding company controlled by Energia São Paulo Fundo de Investimento em Participações.

(5)           Bradespar S.A. is a beneficial owner of our common shares, which it indirectly holds through Antares Holdings Ltda. and Brumado Holdings S.A.

(6)           BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade.

Shareholders’ Agreement

Voting Rights.  Our shareholders’ agreement, among VBC, PREVI (through BB Carteira Livre I FIA), Energia São Paulo FIP, Bonaire and us, as intervening and consenting party, governs control of CPFL and our subsidiaries.  Under the shareholders’ agreement, certain actions require the approval of at least VBC and PREVI (at least 80.0% of the shares subject to the shareholders’ agreement), including:

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

•         execution of any agreement with a global amount in excess of R$34 million, if not included in our annual budget;

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

•         approval of stock option plans; and

•         acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$34 million.

The terms of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.

Corporate Governance.  Our Board of Directors consists of seven members, appointed as follows:

•         three appointed by VBC;

•         two appointed by PREVI;

•         one appointed by Energia São Paulo FIP/Bonaire; and

•         one independent, in accordance with the listing regulations of the Novo Mercado.

Our Fiscal Council consists of five members, appointed as follows:

•         two appointed by VBC;

•         two appointed by PREVI; and

•         one appointed by Energia São Paulo FIP/Bonaire.

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

If the noncontrolling shareholders, exercising their rights under the corporate law, elect the independent director required by the BM&FBOVESPA’s Novo Mercado Regulations, VBC, PREVI and Energia São Paulo FIP/Bonaire must abstain from proposing a nominee for the position.  If the noncontrolling shareholders do not elect the independent director, VBC, PREVI and Energia São Paulo FIP/Bonaire shall by joint accord nominate such an independent director.

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

•         Tag-along Rights.  A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party.  Tag‑along provisions do not apply to the disposition of subject shares by Energia São Paulo FIP/Bonaire while its stake within the controlling block is lower than 20.0%.

•         Preemptive Rights.  The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

•         Tag-along Rights of Energia São Paulo FIP/Bonaire.  In the event of a sale, assignment or transfer of subject shares by PREVI and VBC that results in an equity percentage lower than 20.0% and 30.0%, respectively, of the aggregate subject shares and, as long as Energia São Paulo FIP/Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with PREVI or VBC, under the same terms and conditions.

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

Our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Energia São Paulo FIP.  See note 31 to our Financial Statements concerning “Transactions with Related Parties.”

ITEM 8.                        Financial Information

Consolidated Statements and Other Financial Information

See Item “Financial Statements.”

Legal Proceedings

CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs.  The aggregate potential liability was approximately R$103.7 million as of December 31, 2011.  Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$7.0 million) in respect of these suits.

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

CPFL Piratininga filed an annulment action concerning an ICMS fiscal debt against a notice of infraction and fee drawn by the state of São Paulo questioning the company’s tax calculation method regarding the energy supply to two cities in the state.  An appeal still awaits decision. The risk of loss is possible and the aggregate amount of the claim was of approximately R$193 million at December 31, 2011.

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

Semesa and Furnas were named defendants in a legal proceeding that sought remedial measures and the establishment of a nature reserve because of alleged harm caused by the construction and operation of the Serra da Mesa plant.  The amount sought from Semesa totaled R$101.4 million.  CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007.  We believe that the risk of an adverse judgment with respect to this claim is possible.  We have not established a provision with regard to this claim.  If adverse judgment were entered against us, requiring us to purchase additional land and establish a preserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund.  Based on a favorable opinion that we received from the Brazilian Internal Revenue Office, CPFL Paulista deducted those expenses for purposes of income tax payments.  In 2007, we made a judicial deposit in the amount of R$360 million (adjusted to R$582 million in 2011), which allows CPFL Paulista to proceed with the lawsuit without assuming the risk of any asset seizure by the tax authority.  This deductibility also resulted in other lawsuits, and CPFL Paulista to raise defenses also entered into an agreement with a Brazilian bank to provide letters of credit through which the bank will guarantee an amount of R$265 million.  We believe that the possibility of loss is remote.

CPFL Paulista commenced a lawsuit against ANEEL seeking annulment of the methodology applied in the periodic tariff adjustment process since the first periodic adjustment cycle (2003).  The court expert investigation is to be concluded.  In addition, CPFL Paulista, CPFL Piratininga and RGE, as well as other Brazilian distribution companies, through ABRADEE, are plaintiffs in a lawsuit against ANEEL discussing the basis for remunerating the concession assets since the first periodic adjustment cycle.  We are still waiting for the production of evidence from a court expert in connection with this lawsuit.  If we succeed in any of these lawsuits, the tariffs that these distribution companies charge will increase and, as a consequence, our results of operations will be positively affected.

We establish reserves in our balance sheets relating to potential losses from litigation based on estimates of such losses.  For this purpose, we classify such losses as remote, possible or probable.  IFRS practices and Brazilian law require us to establish reserves in connection with probable losses and therefore, it is our policy to establish reserves only in connection with those claims.  As of December 31, 2011, our reserves for contingencies were approximately R$338 million.  Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate.  See note 21 to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10.  Additional Information—Allocation of Net Income and Distribution of Dividends.”

Significant Changes

None

ITEM 9.                        The Offer and Listing

Trading Markets

Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange.  Each ADS represents two shares.  The ADSs commenced trading on the NYSE on September 29, 2004.  As of December 31, 2011, the ADSs represented 8.1% of our shares and 26.4% of our current global public float.

On February 23, 2011, our Board of Directors: (i) approved a change in the ratio of our ADSs, so that each ADS would represent two common shares of CPFL Energia and (ii) submitted a proposal for a simultaneous reverse stock split and forward stock split of our common shares to our shareholders.  Our shareholders approved this proposal on our shareholders’ meeting of April 28, 2011.  Through the reverse stock split, 10 of our common shares became one common share and, simultaneously, through the forward stock split, each common share resulting from the reverse stock split became 20 common shares.

The purpose of the change in the ADS ratio, as well as the reverse and forward stock splits, is to (a) adjust the share base, and consequently decrease the administrative and operational costs of CPFL Energia; (b) improve the efficiency of our systems for recording, controlling and disclosing information to shareholders; (c) adjust the price of our common shares and ADSs, allowing access to our stock by new investors; and (d) increase the liquidity of our shares and ADSs through a decrease in their individual value.

The shares resulting from the reverse and forward stock splits were credited on July 4, 2011, based on our shareholding position on June 28, 2011.  The new ADSs resulting from the change of our ADSs’ ratio were credited on July 5, 2011, based on our ADS holding position on July 1, 2011, resulting in the issuance of two additional ADSs for each existing ADS on July 1, 2011.

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

	Reais per Common share		U.S. dollars per ADS
	High	Low	High	Low

2007	40.44	27.80	67.28	38.70
2008	41.95	26.83	76.40	35.27
2009	37.50	28.50	66.29	35.42
2010:
First Quarter	38.48	35.36	65.55	58.30
Second Quarter	40.10	34.84	68.90	57.31
Third Quarter	44.00	38.66	76.70	67.07
Fourth Quarter	41.35	39.30	76.91	70.15
2011:
First Quarter	46.39	39.70	87.41	73.35
Second Quarter	47.60	43.50	91.69	83.26
Third Quarter(*)	22.79	19.43	29.24	22.15
September(*)	21.75	20.44	26.49	22.15
October(*)	21.97	19.98	26.15	22.19
November(*)	23.45	21.48	26.75	24.44
December(*)	26.50	22.65	28.68	25.57
2012:
January(*)	26.04	25.11	29.65	28.01
February(*)	27.67	25.60	32.69	30.03
March(*) (up to March 27)	29.30	27.82	32.94	30.86

(*) Prices after the change in the ratio of our ADSs and the simultaneous reverse stock split and forward stock split of our common shares.

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

A revision of these rules was under discussion between the companies listed in each segment and the BM&FBOVESPA, and it was approved during the second half of 2010 to provide for a further enhancement of the special corporate governance and disclosure rules.  The revised rules entered in force and effect on May 10, 2011, including those related to the Novo Mercado segment.  The main changes to the rules in the segment that we are listed include, among others:  (i) prohibition to include dispositions that restrict or create obligations to the shareholders which vote favorably to a suppression or amendment of dispositions of the bylaws; (ii) prohibition of the same individual to hold the positions of president of the board of directors and chief executive officer (or equivalent position as the main executive of the company); and (iii) obligation of the board of directors to issue a justified opinion on any tender offers for the acquisition of the shares representative of the corporate capital of the company. On December 19, 2011, we amended our bylaws to incorporate these rules, among other changes.

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

Qualification of Directors

Members of our board of executive officers must be Brazilian nationals and resident in Brazil, but such requirement does not apply to members of our Board of Directors.  Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10.0% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.

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

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to CMN Resolution No. 3,568, dated May 29, 2008, and Central Bank Circular No. 3,280, dated March 9, 2005, as amended.  In order to effect the international transfer of Brazilian currency the holder must have a special non‑resident bank account in Brazil, through which the subsequent conversion of such Brazilian currency into U.S. dollars is effected.

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

We will distribute R$1,506 million to our shareholders from our 2011 net income.  Of this amount, R$748 million, or R$ 0,777023176 per common share, was paid as an interim dividend on September 30, 2011 and R$758 million, or R$0.788205126 per common share is expected to be paid as supplemental dividend in the first half of 2012.

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

•         authorization of the issuance of non-convertible debentures;

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

•         amendment to the Company’s Bylaws;

•         capital Increase or Capital Reduction;

•         issuance of Debentures or Subscription Bonuses;

•         issuance of preferred Shares;

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

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings.  Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue.  In accordance with our bylaws, in the case of a private placement, a period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the preemptive right.  In the case of a public offering, the issuance may occur with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights.  Under Brazilian Corporate Law, holders are permitted to transfer or dispose of their preemptive right for consideration.

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

Taxation

The following discussion summarizes the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of common shares or ADSs.  The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly on a retroactive basis) and different interpretations.  Holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

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

Although there are grounds to sustain otherwise, the deposit of common shares in exchange for ADSs may be subject to Brazilian withholding income tax, if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit.  In such case, the difference between the acquisition cost and the average price of the common shares calculated as above will be considered to be a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors located in a tax haven jurisdiction (if the common shares are held by an investor registered under Resolution No. 2,689 that is not resident in a tax haven jurisdiction, and the sale is performed at the stock exchange, however, any gain will be tax exempt from income tax in such transaction).

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

Gains realized on sales or disposition of common shares carried out on the Brazilian stock exchange by Non‑Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income tax, if such Non‑Brazilian Holder is registered under Resolution No. 2,689.  If the Non‑Brazilian Holder is a resident of a tax haven or is not registered under Resolution No. 2,689, the gain realized on such sale or disposition of common shares is subject to income tax at a rate of 15.0%.  In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

Gains on the disposition of common shares are measured by the difference between the amount in Brazilian currency obtained from the sale or exchange of the shares and their acquisition cost in Brazilian currency, without any monetary adjustment.  However, for Non‑Brazilian Holders with a direct investment in common shares registered as foreign capital with the Central Bank, the acquisition cost should be measured in foreign currency, converted into reais  at the date of the sale.10

Exercise of Preemptive Rights.  Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian taxation.  Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

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

Tax on foreign exchange transactions

The conversion of foreign currency into Brazilian reais  as well as the conversion of Brazilian reais  into foreign currency are subject to a tax on foreign exchange transactions (“IOF/Exchange”).  The rate of such tax varies according to the nature of the transaction, such as:

•         Inflow of funds from foreign investors for investment in the Brazilian financial and capital markets:  6%; except that the rate will be 0% for the following transactions:  (i) investments carried out on Brazilian stock, futures or commodities exchanges, as regulated by the National Monetary Council, except in case of derivative transactions with pre‑established earnings; (ii) purchase of shares in public offerings or subscription of shares of publicly-traded companies; (iii) purchase of quotas of private equity funds, emerging company funds or funds investing in emerging company funds; (iv) cancellation of depositary receipts for investment in shares traded on Brazilian stock exchanges; and (v) change in the foreign investment regime from direct investment to investment in shares traded on Brazilian stock exchanges, as regulated by the National Monetary Council.

•         Outflow of funds to foreign investors of the funds invested in the Brazilian financial and capital markets regarding the above-mentioned transaction:  0%;

•         Remittances of dividends and interest on equity to foreign investors related to the above-mentioned transactions:  0%;

•         Inflow of funds regarding loans contracted as from March 12, 2012, with an average maturity term equal or lower than 1,800 days (five years):  6%; and

•         Other foreign exchange transactions (subject to exceptions provided in the applicable legislation):  0.38%.

The IOF/Exchange may be changed at any time, up to 25.0%, upon the discretion of the President.  Any such increase, although immediately applicable, would only apply to future exchange transactions.

10This is our interpretation of the legislation in force.  This matter is still controversial, as there are recent rulings from the tax authorities providing that direct foreign investments registered with the Central Bank as RDE-IED (Registro Declaratório Eletrônico de Investimentos Estrangeiros Diretos) be converted into Brazilian currency at the date of the original investment.

Tax on transactions involving bonds and securities

Brazilian law imposes a tax on transactions involving bonds and securities (the “IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges.  The IOF/Bonds Tax is currently reduced to zero in almost all transactions, except redemption of fixed yield investments lasting less than 30 days.  However, this rate may be increased at any time to up to 1.5% per day by the President, but only with respect to future transactions.  Currently, this tax is reduced to zero on all transactions involving stocks, except for shares underlying depositary receipts, in which case the IOF/Bonds Tax will apply at a 1.5% rate.

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

As of July 26, 2011, the IOF/Bonds Tax applies at a 1.0% rate per day on the adjusted notional value of transactions involving derivatives linked to the exchange variation risk, when the purchase, sale or maturity of the derivatives results in an increase of the net short position of the holder as compared to its net short position at the end of the previous business day, pursuant to agreements registered with the BM&FBOVESPA and/or over-the-counter market.

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

•         holders that own or have owned stock constituting 10.0% or more of our total combined voting power (whether such stock is directly, indirectly or constructively owned);

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.  In addition, this discussion does not address tax considerations applicable to persons that hold an interest in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds common shares or ADSs, or any U.S. federal estate and gift, state, local or non‑U.S. tax consequences of the acquisition, ownership and disposition of common shares or ADSs.  Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common shares or ADSs.

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

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) owns common shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership holding common shares or ADSs.  Partnerships that are beneficial owners of common shares or ADSs, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non‑U.S. tax considerations applicable to them with respect to the acquisition, ownership and disposition of common shares or ADSs.

For U.S. federal income tax purposes, a holder of an ADS will generally be treated as the beneficial owner of the common shares represented by the ADS.  However, see the discussion below under “Taxation of Distributions” regarding certain statements made by the U.S. Treasury Department concerning depositary arrangements.

Taxation of Distributions

The gross amount of any distributions of cash or property made with respect to common shares or ADSs (including distributions characterized as interest on shareholders’ equity for Brazilian law purposes and any amounts withheld to reflect Brazilian withholding taxes) generally will be taxable as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

A U.S. holder will generally include such dividends in gross income as ordinary income on the day such dividends are actually or constructively received.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a non‑taxable return of capital, thereby reducing the U.S. holder’s adjusted tax basis (but not below zero) in common shares or ADSs, as applicable, and thereafter as either long‑term or short‑term capital gain (depending on whether the U.S. holder has held common shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

If any cash dividends are paid in reais, the amount of a distribution paid in reais  will be the U.S. dollar value of the reais  received, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment in reais  is in fact converted into U.S. dollars at that time.  If the reais  received as a dividend are converted into U.S. dollars on the date of actual or constructive receipt, a U.S. holder should not recognize foreign currency gain or loss in respect of such dividend.  If the reais  received as a dividend are not converted into U.S. dollars on the date of actual or constructive receipt, a U.S. holder will have a tax basis in the reais  equal to their U.S. dollar value on the date of receipt.  If any reais  actually or constructively received by a U.S. holder are later converted into U.S. dollars, such U.S. holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss.  Such gain or loss generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit purposes.  U.S. holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such reais  are not converted into U.S. dollars on the date of actual or constructive receipt.

Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.  Subject to the below-mentioned concerns by the U.S. Treasury Department regarding certain inconsistent actions taken by intermediaries and certain exceptions for short‑term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) in a taxable year beginning on or before December 31, 2012 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or will remain readily tradable.  See below for a discussion regarding our PFIC determination.

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

Upon the sale, exchange or other taxable disposition of common shares or ADSs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the common shares or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s adjusted tax basis in the common shares or ADSs.  The initial tax basis of common shares or ADSs held by a U.S. holder will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase.  Such gain or loss generally will be treated as capital gain or loss and will be long‑term capital gain or loss if the common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Although we do not believe that U.S. holders will be entitled to a credit or deduction with respect to any IOF/Exchange paid on common shares or ADSs (as discussed in “—Brazilian Tax Considerations—Taxation of Gains—Tax on foreign exchange transactions”), U.S. holders should be entitled to include the amount of the IOF/Exchange paid as part of their initial basis in such common shares or ADSs.  Under current law, certain non‑corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long‑term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC.  In general, a non‑U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either (i) 75.0% or more of the non‑U.S. corporation’s gross income is “passive income” or (ii) on average 50.0% or more of the gross value of the non‑U.S. corporation’s assets produce passive income or are held for the production of passive income.  For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions, other than certain active business gains from the sale of commodities (subject to various exceptions).  In determining whether a non‑U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25.0% interest (by value) is taken into account.

The determination as to whether a non‑U.S. corporation is a PFIC is based on the composition of the income, expenses and assets of the non‑U.S. corporation from time to time and the application of complex U.S. federal income tax rules, which are subject to different interpretations and involves uncertainty.  Based on our audited financial statements, the nature of our  business, and relevant market and shareholder data, we believe that we  would not be classified as a PFIC for our  last taxable year or our  current taxable year (although the determination cannot be made until the end of such taxable year), and we do not expect to be classified as a PFIC in the foreseeable future, based on our  current business plans and our  current interpretation of the Code and Treasury regulations that are currently in effect.  However, because the application of the Code and Treasury regulations are not entirely clear and because PFIC status depends on the composition of a non-U.S. corporation’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be treated as a PFIC for any taxable year.

If, contrary to the discussion above, we are treated as a PFIC, a U.S. holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and filing requirements) with respect to (a) any gain realized on the sale, exchange or other taxable disposition of common shares or ADSs and (b) any “excess distribution” made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the common shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the common shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the common shares or ADSs).  Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the common shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which the Company became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Company was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which the Company was a PFIC.

If we are treated as a PFIC and, at any time, we invest in non‑U.S. corporations that are classified as PFICs (each, a “lower-tier PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that lower-tier PFIC.  If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or (ii) the U.S. holder disposes of all or part of its common shares or ADSs.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. holder that elects to be subject to a mark-to-market regime for stock in a PFIC.  A U.S. holder may elect mark-to-market treatment for its common shares or ADSs, provided the common shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury regulations.  The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter.  A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the common shares or ADSs had been sold at fair market value.  Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of common shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value.  Any loss on an actual sale of common shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value.  A U.S. holder’s adjusted tax basis in common shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.  A mark-to-market election is generally irrevocable.  In addition, a mark-to-market election with respect to common shares or ADSs would not apply to any lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC.  Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of common shares or ADSs.

A U.S. holder that owns common shares or ADSs during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621.  U.S. holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirement or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC.  The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury Department power to make this determination.  U.S. holders should consult their independent tax advisors regarding the application of the PFIC rules to common shares or ADSs, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently-enacted legislation to their particular situation.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale, exchange or other taxable disposition of, common shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28.0%) unless the U.S. holder (i) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred or (ii) establishes that it is an exempt recipient.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

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

Exchange Rate Risk

At December 31, 2011, approximately 12.9% of our indebtedness were denominated in U.S. dollars.  Also at December 31, 2011, we had swap agreements that offset the exchange rate risk with respect to R$1,789 million of those amounts.  The potential loss to us that would result from a hypothetical unfavorable 50.0% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$13.5 million, primarily due to the increase, in Brazilian reais,  in the principal amount of our foreign currency indebtedness.  The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais  and that bear interest at variable rates or, in some cases, are fixed.  We also have swaps that convert some U.S. dollar-denominated indebtedness to reais  at variable interest rates.  The interest or indexation rates include several different Brazilian money-market rates and inflation rates.  At December 31, 2011, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$9,649 million.

A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2011, would result in a net additional cash outflow of approximately R$96 million.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities.  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently  unfavorable movements of all interest rates are unlikely.

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

In 2011, we received the following payments from the depositary: US$14,200 and US$750,000 (or US$525,000 net of withholding income tax) for expenses incurred by us relating to the ADR program, including global shareholder identification and expenses relating to the third year of the agreement between the depositary and us, respectively.

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use Of Proceeds

None.

ITEM 15.                     Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included on page 117 of this report.

In January 2011, we implemented a new version of the ERP system, the SAP ECC 6.0.  We have rigorously tested the new system before its implementation.  Our management believes the new system will generate productivity gains and improve our internal processes.  The changes in our business processes and internal control over financial reporting have been dully recorded and assessed by our management for the year ended December 31, 2011.

In August 2011, CPFL Energia  associated with ERSA.  Pursuant to SEC’s instructions, management may exclude an acquired business from its report on internal control over financial reporting if a registrant consummates a material purchase business combination during the relevant fiscal year.  On that basis, our management has not assessed the effectiveness of ERSA’s internal control over financial reporting as of December 31, 2011.  ERSA (currently CPFL Energias Renováveis)’s total assets, in the amount of R$6,544,169, and total net revenues, in the amount of R$162,234, are included in our consolidated financial statements included in this annual report, representing 1% of net revenues of CPFL Energia.

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

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2011 and 2010.  Our independent accounting firm is KPMG Auditores Independentes beginning in June 2007.

	Year ended December 31,
	2011	2010
	(in thousands of reais)
Audit fees	R$3,628	R$3,092
Audit-related fees	659	491
Tax fees	166	143
All other fees	-	-
Total	R$4,453	R$3,726

“Audit Fees” are the aggregated fees billed by KPMG Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for the fiscal years of 2011 and 2010, respectively.

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

CPFL is a controlled company, because more than a majority of its voting power is controlled by VBC Energia, PREVI (through BB Carteira Livre I Fundo de Investimento em Ações) and Energia São Paulo FIP (including through Bonaire Participações S.A.). As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has one independent director, as defined by BM&FBOVESPA rules.

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

As a controlled company, CPFL would not be required to comply with the Nominating/Corporate Governance Committee requirements if it were a U.S. domestic issuer. Nonetheless, in order to improve its corporate governance practices, CPFL constituted the ad hoc Corporate Governance Commission, composed of four members: the CEO and three members of the Board of Directors. This Commission is responsible for evaluating the effectiveness of CPFL’s corporate governance practices whenever necessary, proposing improvements to CPFL’s governance practices, and monitoring the implementation of CPFL’s corporate governance practices.

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

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CPFL has formal corporate governance guidelines that address the matters specified in the NYSE rules. CPFL’s corporate governance guidelines are available on http://www.cpfl.com.br/ir.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

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

See pages F-1 through F-85, incorporated herein by reference.

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

Micro hydroelectric power plants:  Power projects with capacity lower than 1 MW.

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

Transmission:  The bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission network (in lines with capacity between 69 kV and 525 kV).

Transmission Tariff:  Revenue charged by a transmission concessionaire based on the transmission network it owns and operates.  Transmission tariffs are subject to periodic revisions by ANEEL.

Volt:  The basic unit of electric force analogous to water pressure in pounds per square inch.

Watt:  The basic unit of electrical power.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on March 30, 2012.

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
Caixa Postal 737
13012-970 - Campinas, SP – Brasil

Report of independent registered Public Accounting Firm

The Board of Directors and Shareholders

CPFL Energia S.A.

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the CPFL Energia S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations, cash flows, changes in their shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CPFL Energia S.A. acquired ERSA Energias Renováveis S.A. (ERSA) during 2011, and management excluded from its assessment of the effectiveness of Company’s internal control over financial reporting as of December 31, 2011, ERSA’s internal control over financial reporting associated with total assets of R$ 6,544.2 million and total net revenues of R$ 162.2 million included in the consolidated financial statements of CPFL Energia S.A. and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of Company also excluded an evaluation of the internal control over financial reporting of ERSA Energias Renováveis S.A.

/s/ KPMG Auditores Independentes

São Paulo, Brazil
March 29, 2012

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010 (In thousands of Brazilian reais – R$)

ASSETS	Dec 31, 2011	Dec 31,2010

CURRENT ASSETS
Cash and cash equivalents (note 5)	2,699,837	1,562,897
Consumers, Concessionaires and Licensees (note 6)	1,874,280	1,816,073
Financial Investments (note 7)	47,521	42,533
Recoverable Taxes (note 8)	277,463	193,020
Derivatives (note 33)	3,733	244
Materials and Supplies	44,872	25,223
Leases (note 10)	4,581	4,754
Other credits (note 12)	410,768	253,445
TOTAL CURRENT ASSETS	5,363,054	3,898,190

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	182,300	195,738
Escrow Deposits (note 21)	1,128,616	890,685
Financial Investments (note 7)	109,965	72,823
Recoverable Taxes (note 8)	216,715	138,966
Derivatives (note 33)	215,642	82
Deferred Tax Credits (note 9)	1,176,535	1,183,460
Leases (note 10)	24,521	26,315
Financial asset of concession (note 11)	1,376,664	934,646
Private pension fund (note 18)	3,416	5,800
Investment at cost	116,654	116,654
Other credits (note 12)	279,461	222,100
Property, Plant and Equipment (note 13)	8,292,076	5,786,465
Intangible assets (note 14)	8,927,439	6,584,874
TOTAL NONCURRENT ASSETS	22,050,004	16,158,607

TOTAL ASSETS	27,413,057	20,056,797

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010 (In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31,2011	Dec 31,2010

CURRENT LIABILITIES
Suppliers (note 15)	1,240,143	1,047,385
Accrued Interest on Debts (note 16)	141,902	40,516
Accrued Interest on Debentures (note 17)	83,552	118,066
Loans and Financing (note 16)	896,414	578,867
Debentures (note 17)	531,185	1,509,958
Private pension fund (note 18)	40,695	40,103
Regulatory charges (note 19)	145,146	123,541
Taxes and Social Contributions Payable (note 20)	483,028	455,248
Dividends and Interest on Equity	24,524	23,813
Accrued liabilities	70,771	58,688
Derivatives (note 33)	-	3,982
Charge for the use of public utilities (note 22)	28,738	17,287
Other accounts payable (note 23)	813,338	410,869
TOTAL CURRENT LIABILITIES	4,499,437	4,428,323

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 16)	23,627	29,155
Loans and Financing (note 16)	7,382,455	4,917,843
Debentures (note 17)	4,548.651	2,212,314
Private pension fund (note 18)	414,629	570,877
Taxes and Social Contributions Payable (note 20)	165	960
Deferred tax debits (note 9)	1,038,101	277,767
Reserve for contingencies (note 21)	338,121	291,265
Derivatives (note 33)	24	7,883
Charge for the use of public utilities (note 22)	440,926	429,632
Other accounts payable (note 23)	174,410	141,124
TOTAL NONCURRENT LIABILITIES	14,361,110	8,878,819

SHAREHOLDERS’ EQUITY (note 24)
Capital	4,793,424	4,793,424
Capital Reserves	229,956	16
Profit Reserves	495,185	418,665
Additional dividend proposed	758,470	486,040
Other comprehensive income	790,123	795,563
	7,067,157	6,493,708
Net equity attributable to noncontrolling shareholders	1,485,352	255,948
TOTAL SHAREHOLDERS' EQUITY	8,552,510	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,413,057	20,056,797

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2011, 2010 and 2009
(In thousands of Brazilian reais – R$, except for share and per share amounts)

	2011	2010	2009

NET OPERATING REVENUE (note 26)	12,764,028	12,023,729	11,358,006

COST OF ELECTRIC ENERGY SERVICES
Cost of Electric Energy (note 27)	(6,220,970)	(6,222,490)	(6,014,509)
Operating Cost (note 28)	(1,157,970)	(1,067,493)	(1,053,938)
Services Rendered to Third Parties (note 28)	(1,138,626)	(1,050,980)	(620,944)

GROSS OPERATING INCOME	4,246,463	3,682,766	3,668,615

Operating expenses (note 28)
Sales expenses	(364,352)	(300,435)	(255,199)
General and administrative expenses	(615,171)	(443,212)	(403,390)
Other Operating Expense	(216,392)	(199,804)	(227,343)
	(1,195,916)	(943,451)	(885,932)

INCOME FROM ELECTRIC ENERGY SERVICE	3,050,547	2,739,315	2,782,683

FINANCIAL INCOME (EXPENSE) (note 29)
Income	698,188	483,115	351,360
Expense	(1,386,778)	(837,058)	(661,066)
	(688,590)	(353,943)	(309,706)

INCOME BEFORE TAXES	2,361,957	2,385,372	2,472,977

Social contribution (note 10)	(209,872)	(221,235)	(208,348)
Income tax (note 10)	(569,701)	(604,100)	(575,761)
	(779,573)	(825,335)	(784,109)

NET INCOME	1,582,384	1,560,037	1,688,868

Net income attributable to controlling shareholders	1,530,403	1,538,281	1,657,297
Net income attributable to noncontrolling shareholders	51,981	21,756	31,571

WEIGHTED AVERAGE NUMBER OF SHARES*. …….	962,274,260	961,494,872	959,827,876
EARNINGS PER SHARE.................................. …….	1.59	1.60	1.73

The accompanying notes are an integral part of these consolidated financial statements.

* Earnings per share are based on the number of shares resulting from the reverse and forward stock split of our common shares as if they had occurred at the beginning of  2009.

CPFL ENERGIA S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIOD ENDED IN DECEMBER 31, 2011, 2010 AND 2009

 (In thousands of Brazilian reais – R$)

	2011	2010	2009

NET INCOME	1,582,384	1,560,037	1,688,868
Other comprehensive income
- Gain / (Loss) in financial instruments	63,212	82,636	(11,382)
- Tax on financial instruments	(21,322)	(28,096)	3,870
Comprehensive income for the year	1,624,274	1,614,577	1,681,356
Comprehensive income attributable to controlling shareholders	1,572,291	1,595,151	1,649,900
Comprehensive income attributable to non controlling shareholders	51,981	19,426	31,456

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009

(In thousands of Brazilian reais – R$, except for share)

	Capital	Capital reserve	Legal reserve	Additional dividend proposed	Other comprehensive income				Noncontrolling shareholders´ interest		Total Shareholders' equity
					Deemed cost	Financial instruments	Retained earnings	Total	Other comprehensive income	Other equity
Balance at Januaray 1, 2009	4,741,175	16	277,428	606,105	661,975	137,895	(631,911)	5,792,683	2,445	255,718	6,050,846

Net income for the period	-	-	-	-	-	-	1,657,297	1,657,297	-	31,571	1,688,868
Prescribed dividend	-	-	-	-	-	-	4,541	4,541	-	-	4,541
Additional dividend aproved	-	-	-	(606,105)	-	-	-	(606,105)	-	(14,244)	(620,349)

- Gain (Loss) in financial instruments	-	-	-	-	-	(11,208)	-	(11,208)	(174)	-	(11,382)
- Tax on financial instruments	-	-	-	-	-	3,811	-	3,811	59	-	3,870
- Realization of financial instruments	-				-	(702)	702	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(39,552)	-	39,552	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	13,448	-	(13,448)	-	-	-	-

Allocation of income
-Statutory reserve	-	-	64,323	-	-	-	(64,323)	-	-	-	-
- Interim dividend	-	-	-	-	-	-	(571,671)	(571,671)	-	(6,767)	(578,438)
- Dividend proposed	-	-	-	655,017	-	-	(655,017)	-	-	-	-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(1,177)	(1,177)

Balance at December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	2,330	265,101	6,536,779

Capital Increase	52,249	-	-	-	-	-	-	52,249	-		52,249
Net income for the period	-	-	-	-	-	-	1,538,281	1,538,281	-	21,756	1,560,037
Prescribed dividend	-	-	-	-	-	-	6,406	6,406	-		6,406
Additional dividend aproved	-	-	-	(655,017)	-	-	-	(655,017)	-	(10,967)	(665,984)
											-
- Gain (Loss) in financial instruments	-	-	-	-	-	86,167	-	86,167	(3,531)		82,636
- Tax on financial instruments	-	-	-	-	-	(29,297)	-	(29,297)	1,201		(28,096)
- Realization of financial instruments	-	-	-	-	-	(835)	835	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(39,605)	-	39,605	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	13,466	-	(13,466)	-	-	-	-
											-
Allocation of income											-
-S tatutory reserve	-	-	76,914	-	-	-	(76,914)	-	-	-	-
- Interim dividend	-	-	-	-	-	-	(774,429)	(774,429)	-	(6,181)	(780,610)
- Dividend proposed	-	-	-	486,040	-	-	(486,040)	-	-	-	-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(13,761)	(13,761)

Balance at December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	0	6,493,708	-	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	1,530,403	1,530,403	-	51,981	1,582,384
Prescribed dividend	-	-	-	-	-	-	4,967	4,967	-	-	4,967
Additional dividend aproved	-	-	-	(486,040)	-	-	-	(486,040)	-	(3,596)	(489,636)

- Gain in financial instruments	-	-	-	-	-	63,212	-	63,212	-	-	63,212
- Tax on financial instruments	-	-	-	-	-	(21,323)	-	(21,323)	-	-	(21,323)
- Realization of financial instruments	-	-	-	-		(602)	602	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(39,098)	-	39,098	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	13,293	-	(13,293)	-	-	-	-
- Business Combination - CPFL Renováveis	-	229,940	-	-	(20,922)	-	20,922	229,940	-	1,184,531	1,414,471

Allocation of income
-Statutory reserve	-	-	76,520	-	-	-	(76,520)	-	-	-	-
- Interim dividend	-	-	-	-	-	-	(747,709)	(747,709)	-	(3,498)	(751,207)
- Dividend proposed	-	-	-	758,470	-	-	(758,470)	-	-	-	-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(13)	(13)
				-
Balance at December 31, 2011	4,793,424	229,956	495,185	758,470	563,005	227,118	0	7,067,157	-	1,485,352	8,552,510

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$)

	2011	2010	2009
OPERATING CASH FLOW
Income (Loss) for the period, before income tax and social contribution	2,361,957	2,385,372	2,472,977

ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	801,203	691,793	673,073
Reserve for contingencies	35,219	(29,598)	(13,623)
Interest and monetary restatement	1,168,617	613,946	572,470
Pension plan costs	(82,953)	(80,629)	(3,066)
Losses on the write-off of noncurrent assets	3,688	1,142	(686)
Deferred taxes (PIS and COFINS)	6,429	2,153	75,649
Other	-	536	-

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(9,184)	(34,085)	(96,260)
Recoverable taxes	(12,971)	3,146	9,265
Lease	(6,347)	(2,945)	(2,276)
Escrow deposits	(164,165)	(52,109)	948
Other operating assets	(61,086)	(78,202)	1,165

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	122,783	(16,714)	(7,853)
Taxes and social contributions paid	(764,195)	(705,366)	(524,248)
Other taxes and social contributions	54,230	(88,996)	47,212
Other liabilities with employee pension plans	(70,318)	(72,235)	(86,110)
Interestondebts – paid	(981,682)	(573,170)	(546,705)
Regulatory charges	21,596	59,792	(30,780)
Other operating liabilities	65,832	5,382	(101,891)
CASH FLOWS PROVIDED BY OPERATIONS	2,488,653	2,029,213	2,439,261

INVESTMENT ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(862,938)	-	-
Increase in investments on subsidiaries	-	(5,752)	(31,922)
Increase in cash from corporate restructuring	253,178	-	-
Acquisition of property, plant and equipment	(829,701)	(634,931)	(549,045)
Financial investments	18,688	17,777	65,527
Additions to intangible assets	(1,075,072)	(1,165,609)	(679,054)
Lease	8,314	(3,931)	(15,527)
Sale of noncurrent assets	-	828	1,092
Other	-	(10,269)	(29,972)

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	(2,487,531)	(1,801,887)	(1,238,901)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	5,536,932	2,571,002	2,552,433
Increment of cash due to increase of interest in subsidiary	1,118	-	-
Payments of Loans, financing and debentures, and derivatives	(3,157,839)	(1,280,290)	(1,843,792)
Dividend and interest on equity paid	(1,240,590)	(1,440,094)	(1,178,365)
Other	(3,802)	(2,292)	(1,847)
GENERATION (UTILIZATION) OF CASH IN FINANCING	1,135,819	(151,674)	(471,571)
INCREASE IN CASH AND CASH EQUIVALENTS	1,136,940	75,652	728,790
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	1,562,897	1,487,245	758,455
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	1,562,897	1,487,245

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,768	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,483	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,314	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	186	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	75	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2SHPs e 1 Thermal*	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Renováveis Energias S.A . ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	(***)	(***)	(***)	(***)

(*) SHP - Small Hydroelectric Power Plant

(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(***) Further details about corporate reestructuring and CPFL Renováveis activities are described in note 1.1.

Commercialization and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

1.1  Corporate restructuring

CPFL Energia Renováveis S.A. (CPFL Renováveis)

On April 19, 2011, the Company signed an agreement with the shareholders of ERSA Energias Renováveis S.A. (Ersa) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, the assets of the subsidiaries CPFL Geração and CPFL Brasil) including wind farms, biomass and small hydroelectric power plants. After a series of planned restructurings, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA, as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

The objective of the association was to consolidate the experience of both groups in the renewable generation sources sector, thereby obtaining synergies by combining their operations and an improved structure for developing their business.

On June 21 and November 1st, 2011, in Resolution 2,967/2011 and 3,182/2011, published in the Official Gazette of the Federal Executive – DOU, ANEEL authorized the restructuring which involved the following four stages for the CPFL Group companies involved in the project:

Stage 1:  Transfer of CPFL Geração's small hydroelectric power plants - SHPs to the following SPCs (Special Purpose Companies) controlled by CPFL Geração:  MOHINI Empreendimentos e Participações Ltda. – “Mohini”; JAYADITYA Empreendimentos e Participações Ltda – “Jayaditya”; and CHIMAY Empreendimentos e Participações Ltda. – “Chimay”.  This stage was approved on July 18, 2011 by the subsidiaries CPFL Geração, CPFL Brasil and SMITA;

Stage 2:  Increase of the capital of Smita Empreendimentos e Participações S.A. (SMITA) through the contribution by CPFL Geração and CPFL Brasil of their interests in renewable generation sources SPCs, including the Mohini, Jayaditya and Chimay SPCs, which received the CPFL Geração`s small hydroelectric power plants at stage 1.  This stage was also approved on July 18, 2011 by the subsidiaries CPFL Geração, CPFL Brasil and SMITA;

Stage 3:  Merger of SMITA by ERSA, whereby CPFL Geração and CPFL Brasil became shareholders in that company, which took the name of CPFL Energias Renováveis S.A.  This stage was approved on August 24, 2011 and CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).  Consequently, CPFL Renováveis has been consolidated in the CPFL Energia’s consolidated financial statements since August 1, 2011.

Stage 4:  The acquisition of Jantus SL (“Jantus”) by the subsidiary CPFL Renováveis was completed on December 19, 2011; CPFL Renováveis received a capital contribution of R$ 823 million from the subsidiary CPFL Brasil to close the transaction.  As from that date, CPFL Energia indirectly holds a 63.00% interest in the subsidiary CPFL Renováveis, through CPFL Geração (35.49%) and CPFL Brasil (27.51%).  For further details of the accounting effects, see Note 14.4).

CPFL Renováveis is an independent energy producer focused exclusively on the Brazilian market for electric energy generated from electric from renewable sources, through the development, construction and operation of small (up to 30 MW) and medium (up to 200 MW) plants, such as small hydropower plants (SHPs), wind and biomass plants.

At December 31, 2011, CPFL Renováveis was comprised of a portfolio of projects for installed capacity of 1,416.9 MW, as follows:

•       Hydropower generation: 34 SHP’s operational (306.7 MW) and 1 SHP under construction (20 MW);

•       Wind power energy generation: 4 projects operational (210 MW) and 21 projects under construction (550.2 MW);

•       Biomass energy generation:  3 plants operations (135 MW) and 4 under construction (195 MW).

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The consolidated financial statements were prepared and are presented in full conformity with the International Financial Reporting Standards– IFRS, issued by the International Accounting Standard Board – IASB.

The consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2012.

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

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 9 – Deferred tax credits and debits;

•         Note 11 – Financial concession asset;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Provisions for contingencies, and

•         Note 33 – Financial instruments and operating risks.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not match with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

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

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

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

The combined balances of the jointly-controlled entities at December 31, 2011, 2010 and 2009 are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Current assets	130,850	140,701
Non current assets	3,190,591	3,086,595
Current liabilities	270,721	162,333
Non current liabilities	2,056,144	2,224,208
Shareholders equity	994,577	840,755

Gross operating revenues	656,527	397,462	260,630
Net operating revenues	603,745	365,394	240,275
Net income	83,069	36,363	83,240

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

Company Management bases strategic decisions on reports, segmenting the business into:

•         Until 2010, into electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

•         A new operating segment was created in 2011, from August 1, as a result of the association with ERSA and the acquisition of Jantus shares, to segregate the activities related to renewable generation sources (see notes 1 and 14.4).

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

As of December 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) as additional financial information.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

3.1 Service concession arrangements:

IFRIC 12 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession arrangements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and moved forward from the time of construction, complying with the provisions of the of the IFRS standards, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by transferring control of the assets to the grantor at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against Other Comprehensive Income – Financial Instruments  in equity.

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

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 5), (ii) marketable securities (Note 7) and (iii) derivatives (Note 34.d).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classified in this category: (i) the security receivable from CESP and (ii) the short-term financial investments required by financing contracts of the indirect subsidiary CPFL Renováveis (Note 7).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), and (ii) other credits (Note 12).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for recognition at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession.

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

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 17) and (ii) derivatives (Note 34).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (Note 16), (ii) loans and financing (Note 17), (iii) debt charges (Note 17); (iv) debenture charges (Note 18); (v) debentures (Note 18); (vi) public utilities (Note 23); and (vii) other accounts payable (Note 24).

The Company accounts for warranties when issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest to cover commitments of jointly-controlled subsidiaries. Such warranties are initially measured at fair value, by (i) a liability corresponding to the risk assumed of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the warranties, which is amortized by receipt of cash from other shareholders or on a straight-line basis against financial expense over the term of the warranty.  After initial recognition, the warranties are assessed periodically in terms of the probability of default of the counterparties guaranteed, in accordance with IAS 37.

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

3.3 Lease agreements:

The Company establishes at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

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

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

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

The assets were measured at the transition date (January 1, 2009) in accordance with the IFRS rules by segregation into two groups:

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

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996 (the subsidiary CERAN and the jointly-controlled subsidiaries ENERCAN, BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

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

ii.       Investments in infrastructure (Application of IFRIC 12 – Service concession arrangements): Under the electric energy distribution concession arrangements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

Components of the infrastructure are directly tied to the Company’s operations and may not be  removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific assets and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

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

•       Available-for-sale: by the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in Other Comprehensive Income in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

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

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with IAS 19 “Employee benefits”, and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics:

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

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company´s bylaws. According to international accounting practices, IAS 10, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and interest on shareholders’ equity determined in a half-yearly balance sheet. Interim dividends declared and interest on shareholders´ equity at the base date of June 30 are only recognized as a liability in the Company's financial statement after the date of the Board's decision.

In accordance with this accounting practice, interest on shareholders’ equity is no longer shown in the statement of income and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

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

3.11 Income tax and Social contribution

Income tax and Social contribution expense is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the Other Comprehensive Income in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carry forwards and temporary non-deductible differences, based on projections of future taxable profits, approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

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

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company`s controlling shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with  IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the  financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

3.14 New standards and interpretations not yet adopted

Certain standards, amendments to the IFRS standards and interpretations issued by the IASB not yet effective for the year ended December 31, 2011, are listed below:

•       IAS 1 Financial Statement Presentation

•       IAS 12 – Income Taxes

•       IAS 19 Employee Benefits

•       IAS 27 – Consolidated and Separate Financial Statements

•       IAS 28 – Investments in Associates

•       IFRS 7 – Financial Instruments: Disclosures

•       IFRS 9 Financial Instruments

•       IFRS 10 Consolidated Financial Statements

•       IFRS 11 Joint Arrangements

•       IFRS 12 Disclosure of Interests in Other Entities

•       IFRS 13 Fair Value Measurement

The Company is analyzing the impact of these new standards on its financial statements.

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

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government regarding  the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the compensation to the Shareholders´Company when the concession contract will get ended has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)   CASH AND CASH EQUIVALENTS

	December 31, 2 2011	December 31, 2010

Bank balances	147,126	361,749

Short-term financial investments	2,552,710	1,201,148

Total	2,699,837	1,562,897

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2011 and 2010:

	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	December 31, 2011	December 31, 2010
Current
Consumer classes
Residential	333,396	216,223	24,317	573,936	502,539
Industrial	142,520	52,821	32,133	227,474	232,943
Commercial	133,522	45,758	15,990	195,270	169,955
Rural	33,898	8,240	1,474	43,612	39,094
Public administration	28,758	4,954	889	34,601	32,614
Public lighting	27,988	1,957	12,325	42,270	41,749
Public utilities	36,275	4,456	829	41,560	40,055
Billed	736,357	334,409	87,957	1,158,723	1,058,949
Unbilled	427,661	-	-	427,661	465,077
Financing of Consumers' Debts	89,174	9,857	37,851	136,882	112,141
Free energy	3,674	-	-	3,674	3,727
CCEE transactions	17,961	-	-	17,961	23,932
Concessionaires and Licensees	207,204	-	-	207,204	193,852
Provision for doubtful accounts	-	-	(85,318)	(85,318)	(80,692)
Other	7,493	-	-	7,493	39,086
Total	1,489,523	344,266	40,490	1,874,280	1,816,073

Non current
Financing of Consumers' Debts	140,999	-	-	140,999	154,436
CCEE transactions	41,301	-	-	41,301	41,301
Total	182,300	-	-	182,300	195,738

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' management for unsecured amounts and losses regarded as probable.

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

Concessionaires and licensees - Refers basically to receivables in respect of the supply of electric energy to other concessionaires and licensees, mainly through our subsidiaries CPFL Geração and CPFL Brasil.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

At December 31, 2009	(81,974)
Provision recognized	(108,663)
Recovery of revenue	56,995
Write-off of accounts receivable provisioned	52,951
At December 31, 2010	(80,692)
Provision recognized	(116,722)
Recovery of revenue	46,049
Write-off of accounts receivable provisioned	66,047
At December 31, 2011	(85,318)

(7) FINANCIAL INVESTMENTS

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

At December 31, 2011, from the current balance of R$47,521, R$ 45,668 is related to parent company (R$42,533  at December 31, 2010), and noncurrent is R$ 2,854 (R$ 39,216 at December 31, 2010). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

The amounts of R$ 72,056, R$8,272 and R$26,783 in non-current refer to financial investments required by financing contracts of the indirect subsidiaries CPFL Renováveis, BAESA and ENERCAN, respectively, and they are supposed to be maintained until such loans have been fully amortized.

(8) RECOVERABLE TAXES

	December 31, 2011	December 31, 2010
Current
Prepayments of social contribution - CSLL	7,347	1,425
Prepayments of income tax - IRPJ	1,349	2,791
Income tax and social contribution to be offset	16,810	11,449
Withholding tax - IRRF	120,390	40,804
IRRF on interest on equity	31,345	30,347
ICMS to be offset	69,329	72,999
Social integration program - PIS	5,793	3,801
Contribution for Social Security financing- COFINS	22,103	13,437
National Social Security Institute - INSS	2,123	2,230
Other	874	13,736
Total	277,463	193,020

Noncurrent
Social contribution to be offset - CSLL	36,277	32,390
Income tax to be offset - IRPJ	1,001	1,001
Social integration program - PIS	3,299	2,855
Contribution for Social Security financing- COFINS	62,302	-
National Social Security Institute - INSS	1,339	-
ICMS to be offset	112,423	101,380
Other	74	1,340
Total	216,715	138,966

Social contribution to be offset – In noncurrent, the balance refers to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the outcome of the administrative procedures for ratification of the credit with the Federal Revenue Office, in order to offset the credit.

ICMS to be offset - mainly refers to the credit recorded on acquisition of a permanent asset.

PIS and Cofins - In noncurrent, the balance refers primarily to credits recognized by the indirect subsidiaries EPASA and CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

(9) DEFERRED TAXES

9.1- Breakdown of tax credits and debits:

	December 31, 2011	December 31, 2010

Social contribution credit
Tax loss carryforwards	56,436	51,806
Tax benefit of merged goodwill	169,062	172,256
Temporarily non-deductible differences	(112,086)	(12,416)
Subtotal	113,413	211,646

Income tax credit
Tax losses	165,736	143,866
Tax benefit of merged goodwill	565,106	583,724
Temporarily non-deductible differences	(699,549)	(33,620)
Subtotal	31,293	693,969

PIS and COFINS credit
Temporary non-deductible differences	(6,272)	78

Total	138,434	905,693

Total tax credit	1,176,535	1,183,460
Total tax debit	(1,038,101)	(277,767)

9.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged definite life intangible asset that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	December 31, 2011		December 31, 2010
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	85,709	238,079	94,584	262,734
CPFL Piratininga	19,404	66,584	21,274	73,002
RGE	37,714	155,750	41,117	169,805
CPFL Santa Cruz	3,545	11,148	4,705	14,794
CPFL Leste Paulista	2,024	6,155	2,622	7,986
CPFL Sul Paulista	2,944	9,183	3,767	11,758
CPFL Jaguari	1,745	5,289	2,305	7,002
CPFL Mococa	1,121	3,483	1,456	4,527
CPFL Geração	-	28,167	-	30,877
CPFL Serviços	306	847	425	1,239
CPFL Renováveis	14,552	40,421	-	-
Total	169,062	565,106	172,256	583,724

9.3 - Accumulated balances on temporary nondeductible differences:

	December 31, 2011			December 31, 2010
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Provision for contingencies	19,246	54,009	-	18,908	52,809	-
Tariff review - remuneration base	2,628	7,301	2,977	-	-	-
Private pension fund	2,218	7,159	-	3,051	9,473	-
Allowance for doubtful accounts	7,656	21,306	-	6,895	19,155	-
Free energy provision	4,365	12,128	-	3,730	10,362	-
Research and Development and Energy Efficiency Programs	12,642	35,118	-	14,611	40,579	-
Profit-sharing	2,842	7,886	-	2,338	7,160	-
Depreciation rate difference - Revaluation	8,315	23,096	-	9,305	25,846	-
Losses in financial investments	804	2,235	-	-	-	-
Financial instruments	376	1,045	-	448	1,245	-
Recognition of the concession - adjustment of intangible assets	(2,248)	(6,244)	-	(2,475)	(6,878)	-
Reversal of regulatory assets and liabilities	(9,789)	(27,191)	(11,086)	(1,077)	(3,030)	(1,399)
Actuarial losses on the transition of accounting practices	26,162	72,964	-	26,718	74,215	-
Other adjustments changes in practices	18,595	51,652	-	9,673	26,868	-
Business combination - CPFL Renováveis	(98,160)	(660,498)	-	-	-	-
Accelerated depreciation	(807)	(2,243)	-	-	-	-
Other	3,595	7,749	1,838	3,941	9,903	1,477

Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment	(30,938)	(85,938)	-	(25,337)	(70,388)	-
Property, plant and equipment - deemed cost adjustments	(79,590)	(221,082)	-	(83,145)	(230,939)	-

Total	(112,086)	(699,549)	(6,272)	(12,416)	(33,620)	78

The line “business combination” refers to the effects of deferred tax debts on the intangible assets acquired in the CPFL Renováveis business combination. In August 2011, at the time of initial recognition of the business combination, R$ 378,606 was recorded for deferred income tax and social contribution on the appreciation of the net assets acquired at that date. Additionally, as a result of the acquisition of Jantus and Santa Luzia, the amounts of R$ 349,400 and R$ 29,977, respectively, were recorded in December 2011. The details of this transaction are provided in Note 14.4.

Expected recovery estimates

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, in accordance with the following table:

2012	142,764
2013	110,881
2014	105,473
2015	88,505
2016	78,724
2017 A 2019	195,601
2020 A 2022	158,691
2023 A 2025	121,563
2026 A 2028	94,836
2029 A 2031	79,497
Total	1,176,535

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2011, 2010 and 2009:

	2011		2010		2009
	CSLL	IRPJ	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	2,361,957	2,361,957	2,385,372	2,385,372	2,472,977	2,472,977
Adjustments to reflect effective rate:
- Amortization of intangible asset acquired	115,947	147,784	115,782	146,194	121,319	149,623
- Realization CMC	-	-	-	-	13,549	-
- Tax incentives - PIIT	(13,480)	(13,480)	(6,058)	(22,380)	(483)	(483)
- Effect of presumed profit system	(94,579)	(143,977)	(17,622)	(20,448)	(34,090)	(39,790)
- Other permanent additions/(eliminations), net	65,674	30,485	28,427	(19,008)	2,256	(20,876)
- Elimination Law 11.941/09 art. 4	135	541	-	-	(32,143)	(32,143)
Calculation base	2,435,654	2,383,311	2,505,901	2,469,730	2,543,385	2,529,308
Statutory rate	9%	25%	9%	25%	9%	25%
Tax credit result	(219,209)	(595,828)	(225,531)	(617,433)	(228,905)	(632,327)
- Tax credit allocated	9,337	26,127	4,296	13,333	20,557	56,566
Total	(209,872)	(569,701)	(221,235)	(604,100)	(208,348)	(575,761)

Current	(197,365)	(538,543)	(200,878)	(554,443)	(138,771)	(366,432)
Deferred	(12,507)	(31,157)	(20,357)	(49,657)	(69,577)	(209,329)

Amortization of Intangible asset acquired – business combinations - Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees.

Tax Credit Allocated – Credit recorded by the Company on tax loss carry forwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

9.5 Unrecognized tax credits

The parent company has tax loss carryforwards of R$ 122,371 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

The subsidiaries CPFL Renováveis and Sul Geradora have income tax and social contribution assets on tax loss carryforwards of R$ 72,158 and R$ 72,511, respectively, that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. There is also no prescriptive period for use of the tax loss carryforwards.

(10)  LEASES

The subsidiary CPFL Brasil provides services and leases equipment relating to own power production, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant with own sources at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments.

These investments are recorded at the present value of the minimum payments receivable. These payments are registered as amortization of investment and the financial revenue is recorded in the profit or loss by the terms of the contracts.

The investments produced financial revenue during 2011 were R$ 5,625 (R$ 5,363  in 2010).

	December 31, 2011	December 31, 2010
Present value of the minimum payments receivable	101,153	102,769
Unrealized financial income	(72,051)	(71,701)
Gross investment	29,102	31,068

Current	4,581	4,754
Noncurrent	24,521	26,315

	Within 1 year	1 to 5 years	Over 5 years	Total
Present value of the minimum payments receivable	4,581	14,821	9,700	29,102

At December 31, 2011, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(11)  FINANCIAL ASSET OF CONCESSION

At December 31, 2009	674,029
Additions	179,501
Marked to market	82,637
Disposal	(1,521)
At December 31, 2010	934,646
Additions	381,027
Marked to market	63,064
Disposal	(2,073)
At December 31, 2011	1,376,664

The balance refers to the fair value of the financial asset in relation to the right established in the concession arrangements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the Other comprehensive income – Financial Instruments in equity.

(12)  OTHER CREDITS

	Current		Noncurrent
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Receivables from venturers	27	17,155	-	-
Advances - Fundação CESP	15,518	7,995	-	-
Advances to suppliers	37,951	16,677	-	-
Pledges, funds and tied deposits	1,548	2,107	115,517	89,050
Fund tied to foreign currency loans	-	-	29,774	21,222
Orders in progress	156,524	50,860	-	-
Reimbursement RGR	4,590	5,683	1,909	1,909
Advance energy purchase agreements	44,399	15,817	58,620	65,786
Prepaid expenses	5,695	29,550	1,355	2,722
Collection agreements	57,377	66,882	-	-
Other	87,139	40,719	72,287	41,412
Total	410,768	253,445	279,461	222,100

Advances - Fundação CESP – Refers to advances to employee for welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: collateral offered to guarantee CCEE operations and guarantees granted to jointly-owned subsidiaries.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Orders in progress: Refers primarily to amount related to the (i) Research and Development Program (P&D) and (ii) Energy Efficiency Program (PEE), both established by ANEEL.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements - Refers to (i) agreements between the distributors and city halls and companies for collection through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; and (ii) receipts by CPFL Brasil, through the CPFL Total division, to be passed on subsequently to the customers who use the collection services provided by that division.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	In progress	Total
At December 31, 2009	53,346	949,598	1,265,088	1,633,723	2,038	5,792	1,303,454	5,213,039
Historic cost	54,541	1,192,883	1,537,339	2,298,439	4,927	8,174	1,303,454	6,399,757
Accumulated depreciation/amortization	(1,195)	(243,285)	(272,251)	(664,715)	(2,889)	(2,382)	-	(1,186,717)

Additions	-	3,851	3,471	(13,181)	1,457	2,044	754,298	751,940
Disposals	(48)	-	-	(15,508)	(355)	(37)	(417)	(16,365)
Transfers	128,279	617,401	133,578	385,307	1,859	6,261	(1,272,685)	-
Depreciation	(1,195)	(37,154)	(47,255)	(74,123)	(1,304)	(1,120)	-	(162,151)

At December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Historic cost	182,772	1,814,135	1,674,388	2,655,057	7,888	16,442	784,650	7,135,333
Accumulated depreciation/amortization	(2,390)	(280,439)	(319,506)	(738,838)	(4,193)	(3,502)	-	(1,348,868)
Additions	2,214	3,712	19,892	7,333	705	382	802,376	836,614
Disposals	(247)	(200)	(640)	(8,023)	(341)	(173)	(174)	(9,799)
Transfers	8,837	109,030	33,497	394,508	374	3,667	(549,914)	-
Transfers - other assets	-	-	-	10,341	-	-	(17,525)	(7,184)
Depreciation	(1,513)	(68,346)	(65,628)	(96,051)	(1,092)	(1,980)	-	(234,610)
Business combination	57,180	-	973,636	831,749	165	949	45,938	1,909,617
Changes in interests	-	-	510	10,159	3	36	265	10,973

At December 31, 2011	246,853	1,577,892	2,316,149	3,066,235	3,509	15,823	1,065,615	8,292,076
Historic cost	250,757	1,926,695	2,757,021	4,006,925	8,798	21,695	1,065,615	10,037,506
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,691)	(5,289)	(5,872)	-	(1,745,430)

Average depreciation rate	-	2.33%	4.23%	5.10%	20.00%	10.00%	-

In the consolidated statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress of R$ 943,831.

The following are allocated in business combinations: i) the property, plant and equipment of ERSA, amounting to R$ 956,447, which has been consolidated in CPFL Renováveis since August 2011; and ii) the assets of Jantus and Santa Luzia, amounting to R$ 715,864 and R$ 237,307, respectively, which have been consolidated since December 2011.

As mentioned in item 3.4, assets not acquired recently were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valued at their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity. The amortization of the value-added with an impact on the profit or loss for the years ended December 31, 2011, 2010 and 2009, determined based on the remaining useful life of the assets, was R$ 37,481, R$ 39,605 and R$39,552.

In conformity with IAS 23, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. During 2011, R$ 6,861 was capitalized in the consolidated financial statements (R$ 84,839 in 2010 and R$56,106 in 2009). For further details of construction assets and fund raising costs, see notes 1, 16 and 17.

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

(14)  INTANGIBLE ASSETS

	December 31, 2011			December 31, 2010
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,152	(37)	6,115	6,115
Intangible assets - Concession rights:
Acquired in business combinations	6,016,243	(1,895,854)	4,120,388	2,041,944
Distribution infrastructure - operational	8,975,287	(5,390,879)	3,584,408	3,335,775
Distribution infrastructure - in progress	730,807	-	730,807	694,139
Public utility	407,286	(24,716)	382,570	397,984
Other intangible assets	174,390	(71,239)	103,150	108,917
Total intangible assets	16,310,165	(7,382,725)	8,927,439	6,584,874

Historic cost			16,310,165	13,228,307
Accumulated amortization			(7,382,725)	(6,643,433)
			8,927,439	6,584,874

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	December 31, 2011			December 31, 2010	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2011	2010	2009
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(120,118)	184,743	204,045	6.33%	6.53%	5.93%
CPFL Piratininga	39,065	(14,801)	24,264	26,603	5.99%	6.19%	6.19%
CPFL Geração	54,555	(20,895)	33,659	36,733	5.63%	5.80%	5.83%
RGE	3,150	(805)	2,345	2,560	6.81%	6.53%	6.53%
CPFL Santa Cruz	9	(3)	6	8	21.17%	14.10%	-
CPFL Leste Paulista	3,333	(1,121)	2,212	2,887	20.30%	13.39%	-
CPFL Sul Paulista	7,288	(2,315)	4,973	6,356	18.98%	12.79%	-
CPFL Jaguari	5,213	(1,893)	3,320	4,503	22.68%	13.62%	-
CPFL Mococa	9,110	(3,079)	6,031	7,841	19.87%	13.92%	-
CPFL Jaguari Geração	7,896	(1,119)	6,777	7,422	8.17%	6.00%	-
	434,480	(166,149)	268,331	298,957
Subsidiaries
ENERCAN	10,233	(3,023)	7,210	7,916	6.90%	6.93%	6.93%
Barra Grande	3,081	(1,196)	1,884	2,069	5.98%	5.93%	5.93%
Chapecoense	7,376	(301)	7,075	7,376	4.08%	-	-
EPASA	499	(19)	479	499	3.85%	-	-
Santa Clara Wind Farms	-	-	-	31,737	-	-	-
Campo do Ventos Wind Farms	-	-	-	5,576	-	-	-
CPFL Renováveis	2,318,580	(18,773)	2,299,807	-	3.82%	-	-
Other	14,478	(11,952)	2,527	3,248	4.99%	6.22%	6.22%
	2,354,246	(35,263)	2,318,983	58,421

Subtotal	2,788,726	(201,412)	2,587,314	357,379

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(758,359)	361,908	380,711	1.68%	1.69%	3.76%
CPFL Geração	426,450	(238,083)	188,367	206,491	4.25%	3.92%	6.22%
Subtotal	1,546,716	(996,442)	550,274	587,202

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(477,318)	596,709	658,503	5.75%	5.93%	5.93%
CPFL Piratininga	115,762	(43,859)	71,903	78,834	5.99%	6.19%	6.19%
RGE	310,128	(87,234)	222,894	243,296	6.58%	6.30%	6.33%
CPFL Santa Cruz	61,685	(36,987)	24,698	32,778	13.10%	13.07%	13.07%
CPFL Leste Paulista	27,034	(12,745)	14,289	18,507	15.59%	15.46%	15.48%
CPFL Sul Paulista	38,168	(17,611)	20,557	26,312	15.16%	15.17%	15.14%
CPFL Jaguari	23,600	(11,246)	12,354	16,300	16.72%	15.75%	15.76%
CPFL Mococa	15,124	(7,286)	7,838	10,174	15.34%	15.87%	15.96%
CPFL Jaguari Geração	15,275	(3,716)	11,559	12,659	7.20%	7.94%	7.94%
	1,680,801	(698,000)	982,800	1,097,363

Total	6,016,243	(1,895,854)	4,120,388	2,041,944

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

14.2 Changes in intangible assets:

The changes in intangible assets as of December 31, 2011 and 2010, are as follows:

	Concession Rights
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility	Other intangible assets	TOTAL
Intangible asset at December 31, 2009	4,048	2,185,780	2,879,341	521,147	392,221	80,564	6,063,101
Additions	2,007	38,286	5,133	1,159,601	11,395	41,146	1,257,568
Amortization	-	(182,615)	(351,690)	-	(5,633)	(12,878)	(552,816)
Transfer - intangible assets	-	-	806,904	(806,904)	-	-	-
Transfer - financial asset	-	-	-	(179,501)	-	-	(179,501)
Transfer - other assets	-	681	(3,919)	-	-	(237)	(3,475)
Other	60	(188)	6	(204)	1	322	(3)
Intangible asset at December 31, 2010	6,115	2,041,944	3,335,775	694,139	397,984	108,917	6,584,874
Additions	-	-	3,259	1,094,929	-	8,673	1,106,861
Amortization	-	(196,513)	(389,740)	-	(15,413)	(17,279)	(618,945)
Transfer - intangible assets	-	(27,164)	636,009	(621,500)	-	12,655	-
Transfer - financial asset	-	-	-	(381,027)	-	-	(381,027)
Transfer - other assets	-	-	(895)	(55,734)	-	(10,341)	(66,971)
Corporate reestructuring	-	2,302,122	-	-	-	-	2,302,122
Other	-	-	-	-	-	526	526
Intangible asset at December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,439

At December 31, 2011, the total intangible assets acquired by business combinations relate to the corporate restructuring of CPFL Renováveis (Note 14.4), as follows: (i) R$ 912,363 generated as a result of the reverse acquisition; (ii) R$ 1,153,443 refers to business acquisitions by CPFL Renováveis since August 1, mainly in relation to the acquisition of Jantus and Santa Luzia (R$ 1,115,815); and (iii) R$ 232,013 refers to existing balances of the acquiree at July 31, 2011. The subsidiary recognized the respective deferred tax effects on the intangible assets acquired in the line temporarily non-deductible differences (Note 9).

In conformity with IAS 23, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2011, R$ 32,281 was capitalized in the consolidated financial statements (R$ 48,099 in 2010 and R$28,825 in 2009) at a rate of 9.95% p.a. (7.9% p.a. in 2010 and 6.3% p.a. in 2009).

14.3 Impairment test

The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

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

14.4 Business combination (CPFL Renováveis)

CPFL Renováveis was created by the merger of the former indirect subsidiary SMITA by ERSA, through the corporate restructuring described in Note 1.1, in accordance with the terms and conditions established in the Merger Protocol signed by both companies and described in the Relevant Fact disclosed on August 23, 2011.

As a result of this merger, the equity of CPFL Renováveis increased by R$ 980,827, of which R$ 596,631 corresponds to the net equity of SMITA, determined at carrying value at July 31, 2011, and R$ 384,196 to the capital contribution made by the subsidiaries CPFL Geração and CPFL Brasil.

The ratio of substitution of ERSA shares to SMITA shares, for merger purposes, was based on the economic value of the business of ERSA and SMITA and was freely negotiated, agreed and confirmed between independent parties and adequately reflects the best assessment of both the entities.

ERSA issued 913,475,299 new common shares in the name of CPFL Geração and CPFL Brasil, which grant equal rights to those conferred by the common shares issued by ERSA in the past.

CPFL Energia began to hold indirectly 54.50% of CPFL Renováveis, having assumed control on August 1, 2011, since which date it has fully consolidated the subsidiary.

The association resulted in a business combination, as per IFRS 3, since the Company now controls CPFL Renováveis. The amount of the consideration transferred in this transaction was R$ 773,413. From an essentially accounting viewpoint, as it was the Company that acquired the control, although ERSA (accouting acquiree) is the merged company, this operation represented a reverse acquisition, and ERSA's net assets were therefore assessed at fair value. The evaluation report issued by specialists resulted in recording of value added in CPFL Renováveis attributed to the intangible concession asset of R$ 533,757 (note 14.1), net of deferred income tax and social contribution of R$ 378,606 (Note 9), set against the capital reserve in equity (Note 24).

On account of its corporate interest, the Company registered the amount of R$ 290,898 in Investments, set against the capital reserve in equity. The effects registered in the investments of the subsidiaries CPFL Geração and CPFL Brasil were R$ 232,975 and R$ 57,922, respectively, Also as a result of the business combination, considering the ratio of exchange of interests of the subsidiaries CPFL Geração and CPFL Brasil in CPFL Renováveis (taking into account the acquisition of the indirect subsidiary Jantus, Note 14.4.1), a decrease of R$60,957 was recognized in the capital  reserve recorded by the Company (an increase of R$ 179,384 for the subsidiary CPFL Geração and a reduction of R$ 240,341 for the subsidiary CPFL Brasil). The net amount registered in the reserve as of December 31, 2011 as a result of the business combination was therefore R$229,940 (Note 24).

In relation to recognition of acquisition of CPFL Renováveis in the accounts of the subsidiaries CPFL Geração and CPFL Brasil, as these subsidiaries do not have operational control over CPFL Renováveis, and are therefore regarded as associated companies, the following treatment was given for individual purposes in their respective financial statements: (i) in the case of CPFL Geração, a gain of R$ 412,359 was recognized in profit or loss, and (ii) CPFL Brasil recognized a gain of R$ 7,881 in profit or loss and goodwill of R$ 190,300. In the consolidated statements, since this operation refers to a transaction between owners (in their capacity as owners), these effects were adjusted for purposes of consolidation in CPFL Energia and recorded in equity.

The impacts of the reverse acquisition described above, based on the balance sheets at August 1, 2011, are as follows:

	SMITA	ERSA	Subtotal	Fair value - ERSA	CPFL Renováveis
ASSETS
Current assets
Cash and cash equivalents	182,270	668,707	850,977	-	850,977
Other	21,305	34,298	55,603	-	55,603
Total current assets	203,575	703,005	906,580	-	906,580
Noncurrent assets
Property, Plant and Equipment	760,260	956,444	1,716,704	-	1,716,704
Intangible of Concession	44,600	32,916	77,516	1,113,544	1,191,060
Intangible - goodwill	-	200,052	200,052	(200,052)	-
Other	70,830	12	70,842	-	70,842
Total noncurrent assets	875,690	1,189,424	2,065,114	913,492	2,978,606
Total assets	1,079,265	1,892,429	2,971,694	913,492	3,885,186

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and Financing	53,964	22,020	75,984	-	75,984
Other	28,502	57,185	85,687	1,129	86,816
Total current liabilities	82,466	79,205	161,671	1,129	162,800
Noncurrent liabilities
Loans and Financing	367,380	467,170	834,551	-	834,551
Deferred tax debits	32,785	-	32,785	378,606	411,391
Other	3	76,508	76,511	-	76,511
Total noncurrent liabilities	400,168	543,678	943,846	378,606	1,322,453
SHAREHOLDERS' EQUITY	596,631	1,269,546	1,866,177	533,757	2,399,933
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,079,265	1,892,429	2,971,694	913,492	3,885,186

The net operating revenue, the income from the electric energy service(negative) and net profit of the acquiree (Ersa) from the acquisition date were fully consolidated in CPFL Renováveis and correspond to R$ 85,042, (R$ 7,679)  and R$ 11,062, respectively.

If the acquisition date had been January 1, 2011, the net operating revenue, the income from the electric energy service and net profit of CPFL Renováveis would have been R$ 306,894, R$ 103,684 and R$ 103,716 respectively.

The minority interests in CPFL Renováveis at the acquisition date was  R$ 1,091,969 in accordance with the participation of 45.5% in the shareholders’ equity of CPFL Renováveis at August 1, 2011.

14.4.1 Acquisition of the indirect subsidiary Jantus

On April 7, 2011, through the subsidiary CPFL Brasil, the Company signed a Purchase and Sale Agreement to acquire all the capital quotas of Jantus SL (“Jantus”), a company based in Spain. On September 21, 2011, CPFL Brasil assigned the Purchase Agreement to the subsidiary CPFL Renováveis. On December 20, 2011, CPFL Renováveis completed the acquisition of Jantus, which held 100% of the capital of SIIF Energies do Brasil Ltda. (“SIIF”) and SIIF Desenvolvimento de Projeto de Energia Eólica Ltda. (“SIIF Desenvolvimento”).

Accordingly, by acquisition of the quotas, completed on December 21, 2011, CPFL Renováveis indirectly acquired all the capital of SIIF and SIIF Desenvolvimento, with a total of four wind power plants operating in the State of Ceará, with total installed capacity of 210 MW, as well as a portfolio of 412 MW in certified projects eligible for participation in the next energy auctions and 320 MW in uncertified projects.

To put this transaction into effect, the subsidiary CPFL Brasil paid R$ 820,803 in cash to CPFL Renováveis in December 2011, which has issued new shares to CPFL Brasil; consequently, CPFL Energia now indirectly holds 63.00% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.49%) and CPFL Brasil (27.51%) at December 2011, in accordance with the association agreement with Ersa shareholders.

CPFL Renováveis issued 385,268,687 new common shares in the name of CPFL Brasil, which grant equal rights to those conferred by the common shares issued by CPFL Renováveis in the past.

14.4.2 Acquisition of the indirect subsidiary Santa Luzia Energética S.A.

On August 17, 2011, the Company and the indirect subsidiary CPFL Renováveis disclosed in Notices to the Market the acquisition of quotas representing 100% of the voting and total capital of Santa Luzia Energética S.A. (“Santa Luzia”), which had an SHP operating in the State of Santa Catarina, with installed power of 28.5 MW and mean assured energy of 18.4 MW.

The Company completed the acquisition of Santa Luzia on December 29, 2011, and the transaction was settled on January 4, 2012.

a)   Additional information about the acquisition of the indirect subsidiaries Jantus and Santa Luzia:

	Jantus	Santa Luzia
	December 19. 2011	December 29. 2011

Cash and cash equivalents transferred as consideration by the acquirers:
Cash transferred or to be transferred to shareholders	468,916	-
Accounts payable to shareholders	-	151,534
Cash transferred to Jantus for settling debts and expenses of sellers responsibility	354,420	-
Estimated of price adjustment to be paid to acquirees as contractually established, recorded as accounts payable at December 31, 2011	16,316	908
Total transfered consideration (paid)	839,652	152,442

b)   Assets acquired and passives recognized on the acquisition date

In relation to the acquisition of Jantus and Santa Luzia, all the considerations transferred (paid) were allocated to the assets acquired and liabilities assumed at fair values, including the intangible assets associated with the exploitation rights of each authorization, and these will be amortized over the remaining terms of the authorizations linked to exploitation of the wind farms and SHPs acquired. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill in these transactions.

Allocation of the amount paid was based on the economic and financial report issued by specialists contracted by Management of the parent company, and analyses by CPFL Renováveis itself.

The subsidiary CPFL Renováveis does not expect the amount allocated as the right to operate these acquisitions to be deductible for tax purposes at the acquisition date, and therefore recorded deferred income tax and social contribution in relation to the temporary difference between the amounts allocated and the tax bases for these assets.

The initial accounting for the acquisition of Jantus and Santa Luzia was provisionally determined at December 31, 2011. The necessary market assessments and other calculations had not been finalized at the date on which the financial statements were completed, and were therefore based on management’s best estimates of these amounts, as permitted by IFRS 3.

	Jantus	Santa Luzia
	December 19. 2011	December 29. 2011

Current assets
Cash and cash equivalents	6,781	45
Recoverable taxes	49,241	-
Other	22,956	3,921

Noncurrent assets:
Recoverable taxes	103,725	-
Fixed Assets	715,864	237,307
intangible assets	4,403	-
Other	50,544	2,930

Liabilities:
Suppliers	47,425	4,114
Loans and debentures	80,731	11,413
Other	63,248	2,252

Noncurrent liabilities:
Loans and debentures	565,158	124,590
Deferred taxes	15,141	-
Other	20,407	7,582

Acquired net assets	161,404	94,252

c)   Net cash outflow on the acquisition of the subsidiaries:

	Jantus	Santa Luzia
Consideration transferred (paid)	839,652	152,442
Less: Fair value of identifiable acquired net assets	(161,404)	(94,252)
Amount allocated as a right of exploitation	678,248	58,190
Tax effects	349,400	29,977
Amount allocated to right of exploitation after tax effects	1,027,648	88,167

The deferred tax effects on the line temporarily non-deductible differences (Note 9), amounting to R$ 379,377, were recorded on the total intangible assets of R$ 1,115,815 acquired.

d)   Impact of the acquisition of the subsidiaries Jantus and Santa Luzia on the profit and loss of the Company and of the subsidiary CPFL Renováveis

The consolidated result for the year and the result of the subsidiary CPFL Renováveis includes R$ 24,738 (R$ 15,585 in proportion to the Company’s interest) in relation to the additional business generated by Jantus. The consolidated net income for the year includes R$24,016 in relation to Jantus. Since Santa Luzia was acquired on December 29, 2011, it did not have a significant impact on profit or loss for the year.

(15)  SUPPLIERS

Current	December 31, 2011	December 31, 2010

System Service Charges	33,794	32,406
Energy purchased	730,790	584,018
Electricity Network Usage Charges	150,013	160,099
Materials and Services	233,560	199,264
Free Energy	78,432	70,262
Other	13,555	1,335
Total	1,240,143	1,047,385

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	December 31, 2011				December 31, 2010
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	34	3,690	4,802	8,526	55	5,040	8,498	13,593
BNDES - Investment	25,032	542,153	4,071,103	4,638,287	8,494	330,220	3,019,812	3,358,526
BNDES - Purchase of assets	49	2,039	5,042	7,130	46	2,002	4,737	6,785
BNDES - Working capital	687	111,129	36,928	148,744	983	70,121	141,677	212,781
Furnas Centrais Elétricas S.A.	-	-	-	-	-	-	-	-
Financial Institutions	119,804	221,142	1,507,927	1,848,874	50,269	144,397	1,251,864	1,446,530
Other	782	13,154	28,327	42,263	594	23,337	34,477	58,408
Subtotal	146,388	893,307	5,654,129	6,693,824	60,440	575,116	4,461,066	5,096,622

Foreign currency

BID	-	-	-	-	-	-	-	-
Financial Institutions	444	3,107	42,769	46,320	432	3,751	40,750	44,932
Subtotal	444	3,107	42,769	46,320	432	3,751	40,750	44,932

Total at Cost	146,832	896,414	5,696,898	6,740,144	60,872	578,867	4,501,815	5,141,554

Measured at fair value
Foreign currency
Financial Institutions	18,697	-	1,685,557	1,704,254	8,799	-	416,027	424,827
Total	18,697	-	1,685,557	1,704,254	8,799	-	416,027	424,827

Total	165,529	896,414	7,382,455	8,444,398	69,671	578,867	4,917,843	5,566,381

Measured at cost	December 31, 2011	December 31, 2010	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	-	13,593	TJLP + 3.1% to 4.3%	36 to 84 monthly installments from February 2003 to December 2008	CPFL Energia and Paulista guarantee
CPFL Renováveis	8,526	-	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory notes

BNDES/BNB - Investment
CPFL Paulista - FINEM III	53,807	80,711	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM IV	192,429	256,572	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	199,692	98,051	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	64,873	35,135	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	67,613	36,067	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	31,963	47,945	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM III	80,207	106,944	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	109,734	55,099	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,611	13,081	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	32,062	22,905	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM III	22,429	44,858	TJLP + 5.0%	60 monthly installments from January 2008 to December 2012	Receivables / Reserve account
RGE - FINEM IV	122,492	163,321	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010 to December 2014	Receivables / CPFL Energia guarantee
RGE - FINEM V	109,962	59,967	TJLP + 2.12 to 3.3% a.a.	72 monthly installments from February 2012 to January 2018	Receivables / CPFL Energia guarantee
RGE - FINEM V	23,308	9,710	5.5% a.a. Fixed rate	96 monthly installments from February 2013 to January 2021	Receivables / CPFL Energia guarantee
RGE - FINAME	16,089	4,857	Fixed rate 4.5%	96 monthly installments from January 2012 to December 2019	CPFL Energia guarantee
CPFL Santa Cruz	8,007	10,483	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee
CPFL Mococa	4,258	5,475	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	3,732	4,825	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	5,497	3,261	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	5,952	4,735	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Geração	-	74,531	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee
BAESA	104,649	120,347	TJLP + 3.125% to 4.125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	23,356	24,244	UMBND + 3.125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	240,780	273,992	TJLP + 4%	144 monthly installments from April 2007	Letters of guarantee
ENERCAN	15,685	15,932	UMBND + 4%	144 monthly installments from April 2007	Letters of guarantee
CERAN	55,288	53,845	UMBND + 5% (1)	168 monthly installments from December 2005	CPFL Energia guarantee
CERAN	508,179	557,451	TJLP + 3.69% (Average of percentage)	168 monthly installments from February 2006	CPFL Energia guarantee
Foz do Chapecó	1,044,312	996,013	TJLP + 2.49% to 2.95%	192 monthly installments from October 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	-	39,512	TJLP + 1.9%	144 monthly installments from June 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	-	39,369	Fixed rate 4.5%	102 monthly installments from June 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINEM II	38,818	-	TJLP + 1.9%	144 monthly installments from June 2011	Guarantee of CPFL Energia, assets subject to fiduciary sale and fiduciary assignment of credit rights arrangements.
CPFL Renovaveis - FINAME III	37,356	-	Fixed rate 4.5%	102 monthly installments from June 2011	Guarantee of CPFL Energia, assets subject to fiduciary sale and fiduciary assignment of credit rights arrangements.
CPFL Renováveis - FINEM I	416,677	-	TJLP 1.95%	168 monthly installments from October 2009 to July 2011	PCH Holding debtor solidarity, letter of guarantee
CPFL Renováveis - FINEM III	426,119	-	TJLP + 1.72% a 1.9%	156 to 192 monthly installments from January 2012 to May 2013	Guarantee of CPFL Energia, assets subject to fiduciary sale and fiduciary assignment of credit rights arrangements.
CPFL Renovaveis - FINEM IV	5,374	-	TJLP + 3.5%	46 monthly installments from April 2011	Guarantee of CPFL Energia, assets subject to fiduciary sale and fiduciary assignment of credit rights arrangements.
CPFL Renovaveis - FINEM V (Santa Luzia)	136,002	-	TJLP + 2.8% a 3.4%	143 months from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity
CPFL Renováveis - FINAME I	179,188	-	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	Guarantee of CPFL Energia, assets subject to fiduciary sale and joint fiduciary assignment of credit rights arrangements.
Epasa - FINEM	102,782	-	TJLP + 1.82%	152 monthly installments from January 2012	CPFL Energia guarantee
EPASA - BNB	109,137	95,613	Fixed rate 10%	132 monthly installments from January 2013	Bank guarantee
CPFL Brasil - FINEP	4,868	3,675	5% Fixed rate	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	3,624	6,785	TJLP + from 1.94% to 2.5%	36 monthly installments from May 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	3,508	-	Fixed rate de 4.5% to 8.70%	96 monthly installments from March 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	78,276	105,652	TJLP + 5.0% (2)	24 monthly installments from February 2011 to October 2011	No guarantee
CPFL Geração - FINEM - Working capital	42,077	53,232	TJLP + 4.95%	24 monthly installments from July 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	28,389	53,896	TJLP + 4.95% (3)	23 monthly installments from February 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	26,589	34,874	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables
Banco do Brasil	105,435	104,890	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	224,124	199,622	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	160,528	-	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	20,613	18,360	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,671	-	99% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	266,046	236,830	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	59,438	-	99% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
HSBC	-	45,206	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	18,551	16,337	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,113	-	99% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	11,479	10,109	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	9,948	-	99% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	19,073	16,798	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	18,576	-	99% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	9,623	8,476	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,114	-	99% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	2,029	1,786	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,298	-	99% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	-	103,371	106.0% of CDI	1 installment in February 2014	CPFL Energia guarantee
Banco do Brasil	628,632	627,432	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CERAN
Banco Bradesco	-	22,439	CDI + 1.75%	1 installment in April 2012	No guarantee
Foz do Chapecó
Banco Alfa	3,911	-	111.45% of CDI	1 installment in January 2012	No guarantee
CPFL Renovaveis
Banco Safra	42,925	-	CDI+ 0.4%	Annual installment up to 2014	No guarantee
Banco Safra	32,022	-	CDI+ 0.4%	Annual installment up to 2014	No guarantee
BNB	152,136	-	TJLP+8.08%	168 monthly installments from January 2009	Fiduciary sale
Other
Eletrobrás
CPFL Paulista	9,046	10,358	RGR + 6.0% to 6.5%	Monthly installments up to December 2022	Receivables and promissory notes
CPFL Piratininga	707	925	RGR + 6%	Monthly installments up to July 2016	Receivables and promissory notes
RGE	16,264	18,097	RGR + 6%	Monthly installments up to July 2016	Receivables and promissory notes
CPFL Santa Cruz	3,381	3,947	RGR + 6%	Monthly installments up to April 2018	Receivables and promissory notes
CPFL Leste Paulista	986	1,096	RGR + 6%	Monthly installments up to February 2022	Receivables and promissory notes
CPFL Sul Paulista	1,629	1,837	RGR + 6%	Monthly installments up to July 2018	Receivables and promissory notes
CPFL Jaguari	93	109	RGR + 6%	Monthly installments up to May 2017	Receivables and promissory notes
CPFL Mococa	383	415	RGR + 6%	Monthly installments up to February 2022	Receivables and promissory notes
Other	9,774	21,624
Subtotal Brazilian Currency - Cost	6,693,824	5,096,622

Foreign Currency

CPFL Paulista (6)
Debt Conversion Bond	1,119	2,982	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	5,064	6,298	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	16,403	14,570	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	23,734	21,082	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	46,320	44,932

Total Measured at cost	6,740,144	5,141,554

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco ABN AMRO Real	-	424,827	Yen +1.49% (4)	1 installment in January 2012	No guarantee
BNP Paribas	195,602	-	US$ + 2.78% (3)	1 installment in June 2014	Promissory notes and CPFL Energia guarantee
J.P.Morgan	95,259	-	US$ + 2.74% (3)	1 installment in July 2014	Promissory notes and CPFL Energia guarantee
J.P.Morgan	94,364	-	US$ + 2.55% (3)	1 installment in August 2014	Promissory notes and CPFL Energia guarantee
Morgan Stanley	95,086	-	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	Promissory notes and CPFL Energia guarantee
Bank of America	196,645	-	US$ + 3.69% (3)	1 installment in July 2016	Promissory notes and CPFL Energia guarantee
Bank of America	282,012	-	US$ + 2.33% (3)	1 installment in July 2014	Promissory notes and CPFL Energia guarantee
Societe Generale	42,106	-	US$ + 3.55% (3)	1 installment in August 2016	Promissory notes and CPFL Energia guarantee
Citibank	95,165	-	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	Promissory notes and CPFL Energia guarantee
HSBC	44,782	-	US$ + Libor 6 months + 2.37% (3)	1 installment in September 2014	Promissory notes and CPFL Energia guarantee
CPFL Piratininga
Banco BNP Paribas	56,862	-	USD + 2.62% (3)	1 installment in July 2014	Promissory notes and CPFL Energia guarantee
J.P.Morgan	188,538	-	USD + 2.52% (3)	1 installment in August 2014	Promissory notes and CPFL Energia guarantee
Societe Generale	55,249	-	USD + 3.55% (3)	1 installment in August 2016	Promissory notes and CPFL Energia guarantee
Citibank	15,190	-	US$ + Libor 6 months + 1.69% (3)	1 installment in August 2016	Promissory notes and CPFL Energia guarantee
Sumitomo	94,845	-	US$ + Libor 6 months + 1.75% (3)(***)	1 installment in August 2016	Promissory notes and CPFL Energia guarantee
CPFL Geração
Citibank	118,524	-	US$ + Libor 6 months + 1.69% (3)	1 installment in August 2016	Promissory notes and CPFL Energia guarantee
CPFL Leste Paulista		-
Citibank - Law 4131	8,972	-	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	Promissory notes and CPFL Energia guarantee
CPFL Sul Paulista		-
Citibank - Law 4131	8,972	-	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	Promissory notes and CPFL Energia guarantee
CPFL Jaguari		-
Citibank - Law 4131	8,233	-	US$ + Libor 6 months + 1.52% (3)	1 installment in August 2014	Promissory notes and CPFL Energia guarantee
CPFL Mococa		-
Citibank - Law 4131	7,849	-	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	Promissory notes and CPFL Energia guarantee
Total Foreign Currency - fair value	1,704,254	424,827

Total - Consolidated	8,444,398	5,566,381

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :

(1) 143,9% of the CDI

(3) 95,50% to 106,50% of the CDI

(2) 106.3% of the CDI

(6) Since there are dollar assets indexed (note 10), the subsidiary has a partial swap of R$24.268 to convert exchange variation into 105.95% of CDI

(*) Efective rate:

CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%

RGE - 98.5% of CDI + 2,5%p.a.

CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 2.,28%

(**) Efective rate:

CPFL Paulista - 99.0% of CDI + 0.5% and CPFL Piratininga - 99.0% of CDI + 2.4%

RGE - 99,0% of CDI + 2.38% p.a.

CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.88%

(***) Efective rate

CPFL Pitatininga - 98.65% of CDI + 0.10%

In conformity with IAS 39 and 32, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

In 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari raised funds in foreign currency for working capital and recorded them as financial liabilities measured at fair value.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At December 31, 2011, the total balance of the debt measured at fair value was R$ 1,704,256 (R$ 424,827 and R$1,095,103 at December 31, 2010 and 2009 respectively), and the amounts corresponding to the amortized cost are as follows:

	Measured at cost				Measured at fair value
Foreign Currency	Interest - Current and Noncurren	Principal		Total
Measured at fair value		Current	Noncurrent
CPFL Paulista
BNP Paribas	2,610	-	192,020	194,630	195,602
J.P.Morgan	1,235	-	93,790	95,025	95,259
J.P.Morgan	990	-	93,790	94,780	94,364
Morgan Stanley	610	-	93,790	94,400	95,086
Bank of America	3,288	-	187,580	190,868	196,645
Bank of America	3,114	-	281,370	284,484	282,012
Societe Generale	608	-	40,564	41,172	42,106
Citibank	604	-	93,790	94,394	95,165
HSBC	299	-	45,019	45,319	44,782
	13,357	-	1,121,714	1,135,071	1,141,020
CPFL Piratininga
Banco BNP Paribas	639	-	56,274	56,913	56,862
J.P.Morgan	1,957	-	187,580	189,537	188,538
Societe Generale	798	-	53,226	54,024	55,249
Citibank	115	-	15,007	15,122	15,190
Sumitomo	715	-	93,415	94,130	94,845
	4,224	-	405,502	409,726	410,684
CPFL Geração
Citibank	903	-	117,237	118,140	118,526
CPFL Leste Paulista
Citibank - Law 4131	54	-	8,939	8,993	8,972
CPFL Sul Paulista
Citibank - Law 4131	54	-	8,939	8,993	8,972
CPFL Jaguari
Citibank - Law 4131	47	-	7,821	7,868	7,849
CPFL Mococa
Citibank - Law 4131	59	-	8,178	8,237	8,233
	18,698	-	1,678,330	1,697,028	1,704,256

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The losses of R$ 7,359 (gain of R$ 4,965 at December 31, 2010) obtained by marking the debts to market and derivatives of R$ 1,241 (loss of R$ 7,607 at December 31, 2010) of marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 32), resulting in a total loss of R$ 8,600 (R$ 2,642 at December 31, 2010).

Main fund-raising in the period:

Brazilian currency

BNDES – Investment:

FINEM V (CPFL Paulista) – The subsidiary received approval for financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. R$ 129,030 was released in 2011.  There will be a final release in the first quarter of 2012 (at the time of the proof of adequate investments relating to fourth quarter of 2011) and any outstanding balance will be cancelled.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. In 2011, the subsidiary received the amount of R$ 31,468 and the outstanding balance of R$ 24,123 was cancelled. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing from the BNDES in 2010, of R$ 165,621 part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. R$ 75,596 was released in 2011.  There will be a final release in the first quarter of 2012 (at the time of the proof of adequate investments relating to fourth quarter of 2011) and any outstanding balance will be cancelled.

FINAME (CPFL Piratininga) - The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. In 2011, the subsidiary received the amount of R$ 9,133 and the outstanding balance of R$ 16,116 was cancelled. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINEM V (RGE) – The subsidiary received approval for financing of R$ 167,861 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. The subsidiary received the amount of R$ 62,132 during the year. There will be a final release in the first quarter of 2012 (at the time of the proof of adequate investments relating to fourth quarter of 2011) and any outstanding balance will be cancelled.

FINAME (RGE) - The subsidiary received approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The amount of R$ 11,211 was received in 2010 and the outstanding balance will be cancelled. The interest is paid quarterly, and amortized monthly from January 15, 2012.

FINEM I (CPFL Renováveis) – CPFL Renováveis had these financing transactions with the BNDES, consolidated in the Company’s financial statements as from August 1, 2011 (Notes 1 and 14.4).

FINEM III / FINAME I (CPFL Renováveis) – In 2010, the subsidiaries CPFL Geração and CPFL Brasil obtained approval for financing from the BNDES of R$ 574,098 and R$ 398,547, respectively, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI and CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$ 587,894 was released in 2011 and the outstanding amount of R$ 384,751 is scheduled for release by April 2013. As a result of the corporate restructuring described in Notes 1 and 14.4, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011.

FINEM V (CPFL Renováveis) - The indirect subsidiary Santa Luzia, acquired in the context of the business combination described in Note 14.4, had these transactions with the BNDES, which have been consolidated in the Company`s financial statements since December 2011.

FINEM (Epasa) – In August 2011, the indirect subsidiary EPASA signed a financing agreement of R$ 203,343 (R$ 107,263 in proportion to the Company’s participation) with the BNDES for the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 194,400 (R$ 102,546 in proportion to the Company’s participation) was released in 2011. The principal and interest will be paid monthly until August 2024.

BNB – (EPASA) – In December 2009, the indirect subsidiary EPASA contracted a loan of R$ 214,278 (R$ 113,032 in proportion to the Company's participation) from Banco Nordeste do Brasil – BNB, to be invested in the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 19,163 was released in 2011 (R$ 10,109 in proportion to the Company’s participation). The outstanding balance of R$ 4,676 was cancelled. The interest will be paid quarterly to December 2012 and monthly from January 2013. There are no restrictive covenants for this financing agreement.

Financial institutions:

- Banco do Brasil – Working capital (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) - these subsidiaries obtained approval for financing of working capital, of which a total amount of R$ 267,870 was available (R$ 261,504 net of costs) in 2011. The interest will be capitalized monthly and amortized together with the installments of the principal.

Banco Alfa (Foz do Chapecó) – a credit line of R$ 50,000 (R$ 25,500 in proportion to the Company’s participation) was obtained from Banco Alfa in 2011, to reinforce working capital.

Bank of América Merrill Lynch, Banco BNP Paribás, Banco J.P Morgan, Banco Societe Generale, Banco Citibank, Banco Morgan Stanley, Banco HSBC e Banco Sumitomo – Working capital (CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – These subsidiaries obtained approval for foreign currency working capital financing, of which R$ 1,418,155 (R$ 1,338,306 net of costs) was available  in 2011, to cover working capital. The interest will be paid half-yearly and the principal will be paid by September 2016.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

2013	955,186
2014	1,759,874
2015	1,232,762
2016	1,097,396
2017	401,302
After 2017	1,928,708
Subtotal	7,375,228
Mark to market	7,227
Total	7,382,455

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, taking into consideration the effects of translation of the derivative instruments, are shown below:

	Accumulated variation - %		% of debt
Index	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
IGP-M	5.10	11.32	0.31	0.77
UMBND	12.86	3.76	1.12	1.69
TJLP	6.00	6.00	52.87	58.23
CDI	11.59	9.75	19.78	33.80
Dollar	1.88	1.67	20.74	-
Other	-	-	5.19	5.53
			100	100

RESTRICTIVE COVENANTS

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, as follows:

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

Additionally, for the loan from BNDES raised for the subsidiary EPASA (FINEM), there is a covenant to debt coverage ratio in 1.1 times, during the period of depreciation. In case of failure of the ratio the distribution of dividends above the minimum required is prohibited until the index is re-established.

CPFL Renováveis

The main restrictive clauses of the FINEM I loans from the BNDES are:

i)        Debt coverage ratio of 1.2 during the amortization period;

ii)       Own capitalization ratio of 25% or more during the amortization period.

Banco do Brasil – Working capital

•         Net indebtedness divided by EBITDA – maximum of 3.0.

Foreign currency fund raisings - Bank of América, BNP Paribás, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC and Sumitomo

The foreign currency loans from the Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC and Sumitomo banks are subject to certain restrictive conditions, and include clauses that require the subsidiaries that obtained the loans to maintain certain financial ratios within pre-established parameters.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

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

(17)  DEBENTURES

	December 31, 2011				December 31, 2010
	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single series	16,403	150,000	300,000	466,403	15,529	-	450,000	465,529

CPFL Paulista
3rd Issue
1st Series	3,846	213,333	213,333	430,513	5,925	213,333	426,667	645,925
4th Issue
Single series	-	-	-	-	6,323	109,601	-	115,924
5th Issue
Single series	4,704	-	482,363	487,067	-	-	-	-
	8,551	213,333	695,696	917,580	12,248	322,934	426,667	761,849
CPFL Piratininga
1st Issue
1st Series	-	-	-	-	10,733	200,000	-	210,733
3rd Issue
Single series	7,310	-	259,129	266,439	7,013	-	258,868	265,881
4th Issue
Single series	-	-	-	-	1,845	-	278,043	279,888
5th Issue
Single series	1,555	-	159,405	160,960	-	-	-	-
	8,865	-	418,534	427,399	19,591	200,000	536,911	756,502
RGE
2nd Issue
1st Series	-	-	-	-	2,019	28,370	-	30,389
3rd Issue
1st Series	609	33,333	33,333	67,275	939	33,333	66,667	100,939
2nd Series	7,950	46,667	46,667	101,284	7,721	46,667	93,333	147,721
3rd Series	1,848	13,333	13,333	28,514	1,824	13,333	26,667	41,824
4th Series	1,226	16,667	16,667	34,560	1,335	16,667	33,333	51,335
5ª Series	1,226	16,667	16,667	34,560	1,335	16,667	33,333	51,335
4th Issue
Single series	-	-	-	-	10,633	184,623	-	195,256
5th Issue
Single series	680	-	69,699	70,379	-	-	-	-

CPFL Santa Cruz	13,539	126,667	196,366	336,572	25,806	339,660	253,333	618,799
1st Issue
Single series	454	-	64,694	65,148	-	-	-	-

CPFL Leste Paulista
1st Issue
Single series	-	-	-	-	1,400	23,965	-	25,365

CPFL Sul Paulista
1st Issue
Single series	-	-	-	-	926	15,979	-	16,905

CPFL Jaguari
1st Issue
Single series	-	-	-	-	583	9,983	-	10,566

CPFL Brasil
1st Issue
Single series					9,545	164,728	-	174,273
2st Issue
Single series	12,940	-	1,315,580	1,328,520

CPFL Geração
2nd Issue
Single series	-	-	-	-	24,327	424,266	-	448,593
3rd Issue
Single series	7,423	-	263,137	270,560	7,121	-	263,137	270,258
4rd Issue
Single series	6,666	-	677,527	684,193	-	-	-	-
	14,089	-	940,664	954,753	31,448	424,266	263,137	718,851
EPASA
2nd Issue
Single series	-	-	-	-	-	-	204,406	204,406
3nd Issue
Single series	3,670	5,480	62,364	71,514	-	-	-	-

BAESA
1st Series	299	3,150	11,812	15,261	357	3,165	15,030	18,552
2nd Series	245	2,584	9,691	12,520	294	2,569	12,207	15,070
	544	5,734	21,503	27,781	651	5,734	27,237	33,622
Enercan
1st Series	281	3,616	47,009	50,906	339	2,709	50,623	53,671
CPFL Renováveis
1st Issue
Single series	4,214	26,355	486,241	516,810	-	-	-	-

	83,552	531,186	4,548,651	5,163,388	118,066	1,509,958	2,212,314	3,840,338

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to (1) 104.4% of CDI (2) 105.07% of CDI

	Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue
Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue
1st Series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee
5th Issue
Single series	4,840	CDI +1.30%	CDI + 1.40%	1 installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
1st Issue
1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee
3rd Issue
Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee
4th Issue
Single series	280	109.09% of CDI	109.09% CDI +0.83%	December 10, 2013	CPFL Energia guarantee
5th Issue
Single series	1,600	CDI + 1.30%	CDI + 1.41%	June 1st, 2016	CPFL Energia guarantee

RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured
3rd Issue
1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5ª Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured
5th Issue
Single series	700	CDI + 1.30%	CDI + 1.43%	June 1st, 2016	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue
Single series	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	1 installment in July 1st, 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI	111% CDI + 0.6%	1 installment in July 1st, 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	1 installment in July 1st, 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue
Single series	16,500	111% of CDI	111% CDI + 0.57%	1 installment in July 1st, 2011	CPFL Energia guarantee
2st Issue
Single series	13,200	CDI + 1.40%	CDI + 1.48%	2 annual installments from June 2017	CPFL Energia guarantee

CPFL Geração
2nd Issue
Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	July 1st, 2011	CPFL Energia guarantee
3rd Issue
Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4rd Issue
Single series	6,800	100% do CDI + 1.40% p.a.	CDI + 1.49%	2 annual installments from June 2017	CPFL Energia guarantee

EPASA
2nd Issue
Single series	270	111% of CDI	111% of CDI + 0.49%	12 monthly installments from January 2012	CPFL Energia guarantee
3nd Issue
Single series	130	113.5% do CDI	113.5% + 0.189%	48 monthly installments from Setember 2012	CPFL Energia guarantee

BAESA
1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of Guarantee
2nd Series	8,100	CDI + 0.4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of Guarantee

Enercan
1st Series	110	100% of CDI + 1.25% p.a	111.10% do CDI	Quarterly with settlement in December 2025	No guarantees
CPFL Renováveis
1st Issue
Single series	528,649,076	TJLP + 1.00%	TJLP + 1.00% + 0.22%	39 monthly installments from 2009	Fiduciary sale

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

Interest

Interest on the debentures will be paid half yearly, except for the 1st series of the jointly-owned subsidiary BAESA, which will be paid quarterly.

The maturities of the long-term balance of debentures are scheduled as follow:

2013	546,961
2014	207,154
2015	579,420
2016	761,716
2017	1,063,313
After 2017	1,390,087
Total	4,548,651

Fund raising during the year

In 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and EPASA subscribed and paid up registered, book entry, single series, unsecured debentures not convertible into shares, with an additional fidejussory guarantee.  The funds will be used to refinance the debts maturing in 2011, to reinforce working capital and for investment plans.  Interest is payable on the debentures half-yearly from the issue date.  Details of the issue are provided below:

Company	Issued	Nominal value per unit (R$ Thousand)	Total (R$ Thousand)	Net total of issuance costs (R$ Thousand)
CPFL Paulista	4,840	100	484,000	482,165
CPFL Piratininga	1,600	100	160,000	159,324
RGE	700	100	70,000	69,666
CPFL Santa Cruz	650	100	65,000	64,670
CPFL Geração	6,800	100	680,000	677,305
CPFL Brasil	13,200	100	1,320,000	1,315,301
Epasa	130	100	130,000	129,524
Total			2,909,000	2,897,955

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

Third issuance

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

Fifth issuance

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Piratininga

Third issuance

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

Fifth issuance

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

RGE

Third issuance

•         There are no restrictive covenants.

Fifth issuance

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Geração

Third issuance

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.0.

Forth issuance

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Brasil

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Santa Cruz

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

BAESA

•            Total indebtedness– restricted to 75% of their total assets.

CPFL Renováveis

The debentures of the indirect subsidiary Jantus are subject to restrictive clauses in respect of establishing liens and additional indebtedness, distribution of dividends and changes to their shareholding structure.

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

(18)  PRIVATE PENSION FUND

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

18.1 – Characteristics

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

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary CPFL Paulista in relation to the plan deficit calculated by the external actuaries of Fundação CESP.  The liability, to be settled in 260 installments (240 monthly and 20 annually) plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV), is amortized on a monthly basis. Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2011 is R$ 452,756 (R$479,877 in 2010 and R$ R$508,706 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with IAS 19.

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

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annually), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation at December 31, 2011 is R$126.669 (R$133.170 in 2010 and R$ 150,444 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE

A defined benefit type plan with a benefit level, equal to 100% of the adjusted average of the most recent salaries less the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

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

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260  installments (240 monthly and 20 annually), plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2011 is R$ 8,972 (R$ 9,571 in 2010 and R$10,174 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2 – Changes in the defined benefit plans

	December 31, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Present value of actuarial liabilities	3,505,727	884,091	76,649	4,466,467	234,457	234,457
Fair value of plan's assets	(3,236,676)	(839,877)	(80,058)	(4,156,611)	(218,799)	(218,799)
Present value of liabilities (fair value of assets), net	269,051	44,214	(3,409)	309,856	15,658	15,658

Adjustments due to deferments allowed
Unrecognized actuarial gains	83,371	33,768	11,308	128,447	(19,074)	(19,074)
Net actuarial Liabilities (assets) recognized on balance sheet	352,422	77,982	7,899	438,303	(3,416)	(3,416)

	December 31, 2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Present value of actuarial liabilities	3,088,723	784,933	67,543	3,941,199	207,759	207,759
Fair value of plan's assets	(2,987,448)	(785,231)	(70,177)	(3,842,856)	(245,537)	(245,537)
Present value of liabilities (fair value of assets), net	101,275	(298)	(2,634)	98,343	(37,778)	(37,778)

Adjustments due to deferments allowed
Unrecognized actuarial gains	368,348	111,872	14,086	494,306	31,978	31,978
Net actuarial Liabilities (assets) recognized on balance sheet	469,623	111,574	11,452	592,649	(5,800)	(5,800)

The changes in present value of the actuarial obligations and the fair values of the plan assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Present value of actuarial liabilities at December 31, 2010	3,088,723	784,933	67,543	207,759	4,148,958
Gross current service cost	1,043	3,781	136	1,221	6,181
Interest on actuarial obligation	304,730	77,929	6,673	20,742	410,074
Participants' contributions transferred during the year	65	1,472	13	701	2,251
Actuarial (Gain)/loss	358,544	67,610	7,474	14,784	448,412
Benefits paid during the year	(247,378)	(51,634)	(5,190)	(10,750)	(314,952)
Present value of actuarial liabilities at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total asset
Current value of actuarial assets at December 31, 2010	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)
Expected return during the year	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Participants' contributions transferred during the year	(65)	(1,472)	(13)	(701)	(2,251)
Sponsors' contributions	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Actuarial (gain)/loss	(78,297)	8,046	(5,281)	43,184	(32,348)
Benefits paid during the year	247,378	51,634	5,190	10,750	314,952
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)

18.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	December 31, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) at the beginning of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense (Income) recognized in income statement	(68,301)	(18,627)	(2,482)	(89,410)	6,456	6,456
Sponsors' contributions transferred during the year	(48,900)	(14,965)	(1,071)	(64,936)	(4,072)	(4,072)
Actuarial liabilities /(assets) at the end of the year	352,422	77,982	7,899	438,304	(3,416)	(3,416)
Other contributions	14,090	318	77	14,484	-	-
Subtotal	366,512	78,300	7,976	452,788	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,536
Total liabilities	366,512	78,300	7,976	455,324

Current				40,695		-
Noncurrent				414,629		3,416

	December 31, 2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) at the beginning of the year	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Expense (Income) recognized in income statement	(70,769)	(14,068)	(1,192)	(86,029)	5,400	5,400
Sponsors' contributions transferred during the year	(51,320)	(16,322)	(1,130)	(68,772)	(1,475)	(1,475)
Actuarial liabilities /(assets) at the end of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Other contributions	13,875	375	177	14,427	-	-
Subtotal	483,498	111,949	11,629	607,076	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,905
Total liabilities	483,498	111,949	11,629	610,980

Current				40,103		-
Noncurrent				570,877		5,800

18.4 Recognition of income and expense of private pension fund:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2012 and the income recognized in 2011 and 2010 are as follows:

	2012 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	1,186	4,349	144	1,176	6,855
Interest on actuarial obligations	350,009	88,813	7,663	23,599	470,084
Expected return on plan assets	(361,169)	(96,434)	(8,978)	(26,429)	(493,010)
Amortization of unrecognized actuarial gains	-	-	(268)	-	(268)
Total income	(9,974)	(3,272)	(1,439)	(1,654)	(16,339)

	2011 Realized
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	1,044	3,781	136	1,221	6,182
Interest on actuarial obligations	304,732	77,929	6,673	20,742	410,076
Expected return on plan assets	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Amortization of unrecognized actuarial gains	(4,733)	(2,448)	(585)	-	(7,766)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	6,916	6,916
Total Expense (Income)	(68,301)	(18,627)	(2,482)	6,456	(82,954)

	2010 Realized
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	1,061	3,550	142	1,153	5,906
Interest on actuarial obligations	292,456	75,534	6,345	18,349	392,684
Expected return on plan assets	(364,286)	(93,152)	(7,679)	(23,717)	(488,834)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	9,615	9,615
Total Expense (Income)	(70,769)	(14,068)	(1,192)	5,400	(80,629)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2012 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions taken into consideration in the actuarial calculations at the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração			RGE
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009

Nominal discount rate for actuarial liabilities:	10.35% p.a.	10.24% p.a.	10.24% p.a.	10,35% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	(**)	10,24% p.a.	11.28% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.08% p.a.	6.08% p.a.	6,69% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0,0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.60% p.a.	4.0% p.a.	4.0% p.a.	4,6% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11,51% p.a, and CPFL Piratininga 11,72% p.a (**) CPFL Paulista and CPFL Geração 12,73% p.a, and CPFL Piratininga 12,71% p.a

18.5 Plan assets

The following table shows the allocation (by asset segment) of the assets of the CPFL group pension plans, managed by Fundação CESP, at December 31, 2011 and 2010. It also shows the distribution of the collateral resources established as a target for 2012, in the light of the macroeconomic scenario in December 2011.

	At December 31		Target
	2011	2010	2012
Fixed rate	68%	69%	68%
Shares	27%	27%	27%
Real state	3%	2%	3%
Other	2%	2%	2%
Total	100%	100%	100%

The allocation target for 2012 was based on the recommendations for allocation of assets made at the end of 2011 by Fundação CESP, in its Investment Policy. This target may change at any time during 2012, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

Fundação CESP’s asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plan’s assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

Investment risk

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans).

Management of the Company’s benefit plans is monitored by the Investment and Pension Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company.  Among the duties of the Committee are the analysis and approval of investment recommendations made by the Fundação CESP investment managers.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's Investment Policy imposes additional restrictions (beyond those established by law) which define the percentage of ‘diversification for investments in assets issued or underwritten by the same legal entity, internally.

(19)  REGULATORY CHARGES

	December 31, 2011	December 31, 2010
Fee for the Use of Water Resources	3,591	4,452
Global Reverse Fund - RGR	28,060	16,484
ANEEL Inspection Fee	2,495	2,285
Fuel Consumption Account - CCC	65,121	58,288
Energy Development Account - CDE	45,879	42,033
Total	145,146	123,541

(20)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Current		Noncurrent
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ICMS (State VAT)	300,518	247,891	-	-
PIS (Tax on Revenue)	12,446	13,563	-	-
COFINS (Tax on Revenue)	59,429	63,668	165	960
IRPJ (Corporate Income Tax)	71,531	86,853	-	-
CSLL (Social Contribution Tax)	18,589	22,280	-	-
Other	20,515	20,993	-	-
Total	483,028	455,248	165	960

(21)  PROVISION FOR CONTINGENCIES AND ESCROW DEPOSITS

	December 31, 2011		December 31, 2010
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	43,850	191,221	39,136	147,056

Civil
General Damages	13,114	122,252	11,126	75,033
Tariff Increase	8,948	4,419	10,813	9,200
Other	6,423	448	5,904	1,516
	28,485	127,119	27,843	85,750
Tax
FINSOCIAL	18,930	53,964	18,714	53,322
Interest on Shareholders’ Equity - PIS and COFINS	11,713	11,713	10,666	10,666
PIS and COFINS - Non-Cumulative Method	91,477	-	87,672	-
Income Tax	82,061	660,222	73,401	539,601
Other	44,580	68,370	29,059	39,143
	248,761	794,268	219,513	642,732

Other	17,027	16,008	4,773	15,148
Total	338,121	1,128,616	291,265	890,685

The changes in the provisions for contingencies and escrow deposits are shown below:

	December 31, 2009	Addition	Reversal	Payment	Monetary Restatement	Business combination	Other	December 31, 2010
Labor	42,752	28,769	(2,866)	(29,504)	-	-	(15)	39,136
Civil	27,974	9,402	(5,512)	(4,019)	-	-	(1)	27,843
Tax	223,779	31,393	(40,098)	(22)	4,445	-	16	219,513
Others	6,139	-	-	(1,659)	293	-	-	4,773
Reserve for Contingencies	300,644	69,564	(48,476)	(35,204)	4,738	-	-	291,265

Escrow Deposits	794,177	80,226	(13,737)	(14,380)	44,398	-	-	890,685

	December 31, 2010	Addition	Reversal	Payment	Monetary Restatement	Business combination	Other	December 31, 2011
Labor	39,136	17,868	(3,586)	(9,940)	-	372	-	43,850
Civil	27,843	16,653	(6,438)	(9,574)	-	-	-	28,485
Tax	219,513	18,284	(269)	-	10,444	93	695	248,761
Others	4,773	13,950	-	(1,743)	47	-	-	17,027
Reserve for Contingencies	291,265	66,755	(10,293)	(21,257)	10,491	465	695	338,121

Escrow Deposits	890,685	192,881	(8,064)	(12,113)	64,516	12	699	1,128,616

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

b)        Civil:

Bodily injury – mainly refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income tax - The provision of R$61,852  (R$53,356 in 2010) recognized by the subsidiary CPFL Piratininga, refers to the lawsuit in relation to the tax deductibility of CSLL in determination of IRPJ.

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

d)        Possible losses- the Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2011 were as follows: (i) R$ 340,833 labor (R$ 341,608 in 2010); (ii) R$ 553,648 civil cases related mainly to bodily injury, environmental impact and tariff increases (R$ 604,603 in 2010); and (iii) R$967,952 in tax claims, principally Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 823.872 in 2010).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

Escrow deposits – income tax: of the total amount of R$ 660,222, R$ 581,721 (R$ 483,355 at December 31, 2010) refers to the dispute on the deductibility for federal tax purposes of expense recognized in 1997 in respect of the welfare deficit of the subsidiary CPFL Paulista's employees’ pension plan in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of this measure, the subsidiary was assessed by the tax inspectors and, as a condition for continuing the discussions in two cases, court decisions required deposits in guarantee.  In 2011, the subsidiary made an additional deposit of R$53,933. The deductibility resulted in other assessments and in order to be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$ 272,026. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be classified as remote.

(22)  CHARGES FOR THE USE OF PUBLIC UTILITIES

Companies	December 31, 2011	December 31, 2010	Number of remaining installments	Interest rates
CERAN	75,472	71,987	290	IGP-M + 9.6% p.a.
ENERCAN	10,782	9,884	281	IGP-M + 8% p.a.
BAESA	57,734	52,865	293	IGP-M + 8% p.a.
Foz do Chapecó	325,676	312,183	301	IGP-M / IPC-A + 5.3% p.a.
TOTAL	469,664	446,919

Current	28,738	17,287
Noncurrent	440,926	429,632

(23)  OTHER ACCOUNTS PAYABLE

	Current		Noncurrent
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Consumers and Concessionaires	66,284	63,635	-	-
Energy Efficiency Program - PEE	122,601	63,698	4,369	32,039
Research & Development - P&D	139,247	110,418	22,370	29,680
National Scientific and Technological Development Fund - FNDCT	4,014	3,077	-	-
Energy Research Company - EPE	1,648	1,206	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	74,292	11,030	2,812	7,418
Provision for environmental expenditure	35,617	11,685	80,272	2,455
Payroll	14,609	6,722	-	-
Profit sharing	42,058	36,296	5,366	-
Collections agreement	70,096	56,260	-	-
Guarantees	-	-	26,605	45,831
Accounts payable - business combination	174,136	-	-	-
Other	68,736	46,843	14,866	5,950
Total	813,338	410,869	174,410	141,124

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

Advances: the balance included the amount of R$ 62,293 in relation to advance billing by the subsidiaries of CPFL Renováveis.

Provision for environmental expense: in noncurrent, the amount of R$ 79,281 refers to provisions recorded by the indirect subsidiary CPFL Renováveis in relation to socio-environmental licenses and as a result of events that have already occurred. Such costs are provisioned against fixed assets while the projects are under construction, and recognized directly in profit or loss after start-up.

Profit-sharing: in conformity with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance.

Accounts payable business combinations:  The amount of R$ 174,136 is registered in the consolidated statements by the indirect subsidiary CPFL Renováveis in relation to the purchase of wind generation projects and the Santa Luzia SHP.

(24)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of December 31, 2011 and 2010 are shown below:

	Number of shares
	December 31, 2011		December 31, 2010
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,454	25.55	122,948,720	25.55
BB Carteira Livre I FIA	298,467,458	31.02	149,233,727	31.02
Energia São Paulo FIP	102,756,048	10.68	-	-
Bonaire Participações S.A.	18,670,990	1.94	60,713,511	12.62
BNDES Participações S.A.	81,053,460	8.42	40,526,739	8.42
Brumado Holdings S.A.	34,502,100	3.59	17,251,048	3.59
Antares Holding LTDA	16,039,720	1.67	8,019,852	1.67
Board Members	212	-	112	0.00
Executive Officers	49,980	-	2,824	0.00
Other Shareholders	164,836,838	17.13	82,440,597	17.13
Total	962,274,260	100.00	481,137,130	100.00

24.1 - Share reverse split and split

As disclosed in the Relevant Facts of March 28 and April 28, 2011, and Notice to the Shareholders of May 10, 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011.

The share grouping and split did not involve changes to financial resources.

The fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

24.2 Corporate restructuring of the shareholder Bonaire Participações S.A.

•     On August 17, 2011, in an Announcement to the Market, Energia São Paulo Fundo de Investimento em Participações (“Fund”) advised that, as a result of a capital decrease of the company Bonaire Participações S.A., by delivery of assets of its majority shareholder, the Fund now holds 102,756,048 common shares issued by the Company.  The Fund and Bonaire, in which it is the majority shareholder, now jointly hold 121,427,038 of the Company’s common shares.

Accordingly, Bonaire and the Fund now jointly exercise the rights and obligations arising therefrom, and should accordingly be regarded as a single shareholder of the Company.

•     On November 25, 2011, a Notice to the Shareholders communicated the decrease of R$ 86,412 in the capital of Bonaire, without cancellation of shares. On January 26, 2012, the period for opposition from creditors having elapsed, the capital was decreased by handing over 12,362,202 of the Company’s shares to the Fund. The Fund therefore now holds the total of 115,118,250 of the company’s common shares as of that date.

24.3 - Capital Reserve

Refers to:

(i) profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw at the time of the incorporation of the shares of minority shareholders in November 2005.

(ii) as mentioned in Note 14.4, the amount of R$ 229,940 was recorded as a result of the business combination of CPFL Renováveis.

24.4 - Profit Reserve

 Comprises the amount of R$ 495,185.

24.5 – Other comprehensive income – deemed cost

Refers to recognition of the added value of the deemed cost attributed of the generators’ property, plant and equipment.

In 2011, due to the change in the participation of the assets transferred to CPFL Renováveis, CPFL Geração realized, proportionally, the amount of R$ 36,480 of the revaluation reserve previously recognized as deemed cost, set against retained earnings. Similarly, the subsidiary CPFL Brasil recorded a deemed cost revaluation reserve of R$15,558, in proportion to its interest in CPFL Renováveis, set against retained earnings.

At December 31, 2011, the effect of these changes in Other Comprehensive Income in these subsidiaries resulted in net realization of R$ 20,922.

24.6 - Dividends

The AGM/EGM held on April 28, 2011 approved the allocation of net income for 2010, by declaring a dividend of R$ 1,260,469 for 2010, of which R$ 774,429 corresponds to the interim dividend declared in June 2010, and R$ 486,040 to an additional dividend.

Additionally, on August 10, 2011, in accordance with the Bylaws and based on the income for the first half-year of 2011, the Company’s Board of Directors approved the declaration of an interim dividend of R$ 747,709, attributing the value of R$ 0.777023176 to each share.

During the year, the Company paid R$ 1,229,568 in respect of the dividends declared at December 31, 2010 and June 30, 2011.

24.7 - Allocation of Net Income for the Year

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Company management is proposing distribution of the balance of the net income, by  declaration of R$ 758,470 in the form of dividends, corresponding to R$ 0.788205126 per share, as shown below:

Net income - Parent company	1,530,403
Prescribed Dividend	4,967
Constitution of Legal Reserve	(76,520)
Realization of comprehensive income	47,329
Net Income Base for Allocation	1,506,179
Interim Dividend	(747,709)
Additional proposed dividend	758,470

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at December 31, 2011 was based on the profit of R$1,530,403 attributable to CPFL Energia (R$1,538,281 at December 31, 2010 and R$1,657,297 at December 31, 2009) and the average weighted number of common shares outstanding during the year ended December 31, 2011, as shown below:

	December 31, 2011	December 31, 2010	December 31, 2009

Net income attributable to CPFL Energia	1,530,403	1,538,281	1,657,297

Weighted average number of common shares	December 31, 2011	December 31, 2010	December 31, 2009

Shares issued on January 1	481,137,130	479,910,938	479,910,938
Shares issued on April 26, 2010	-	1,226,192	-
Share grouping ans split, without resources changes, in June 2011	481,137,130	-	-
Number of outstanding shares at December 31	962,274,260	481,137,130	479,910,938

Weighted average number of common shares as of December 31	962,274,260	961,494,872	959,821,876

Earnings per share - attributable to CPFL Energia	1.59	1.60	1.73

In accordance with IAS 33, calculation of the average weighted number of shares for 2010 took into account the share grouping and split that occurred in 2011 (note 24), as there was no change in financial resources.

Diluted earnings per share

In 2011, 2010 and 2009, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share. Therefore, basic and diluted earnings per share for each of the periods presented are the same.

(26)  OPERATING REVENUE

	Number of Consumers (*)			GWh (*)			R$ Thousand
Revenue from Eletric Energy Operations	2011	2010	2009	2011	2010	2009	2011	2010	2009
Consumer class
Residential	6,086,847	5,880,204	5,695,689	13,626	12,983	12,346	5,978,836	5,416,581	5,098,424
Industrial	59,485	78,261	77,166	14,718	15,413	14,970	4,128,340	4,123,723	4,127,319
Commercial	500,131	490,554	496,377	8,140	7,695	7,297	3,086,196	2,795,127	2,700,025
Rural	242,554	237,903	238,566	1,991	2,100	2,257	452,467	434,519	438,666
Public Administration	46,771	45,386	44,051	1,154	1,112	1,074	420,474	384,742	376,735
Public Lighting	8,616	8,096	7,933	1,495	1,444	1,408	328,882	303,862	293,463
Public Services	7,413	7,239	6,738	1,823	1,742	1,664	511,560	470,323	462,431
Billed	6,951,817	6,747,643	6,566,520	42,946	42,489	41,016	14,906,755	13,928,877	13,497,063
Own Consumption			768	33	33	33	-	-	-
Unbilled (Net)				-	-	-	(40,671)	1,304	43,217
Emergency Charges - ECE/EAEE				-	-	-	18	7	(5)
Reclassification to Network Usage Charge - TUSD - Captive Consumers				-	-	-	(7,213,990)	(5,843,561)	(6,025,716)
Electricity sales to final consumers				42,979	42,522	41,049	7,652,112	8,086,627	7,514,559

Furnas Centrais Elétricas S.A.				3,026	3,026	3,026	386,776	347,472	353,554
Other Concessionaires and Licensees				6,832	7,217	7,016	820,652	731,493	854,852
Current Electric Energy				4,279	2,495	2,883	90,419	117,156	90,732
Electricity sales to wholesaler				14,137	12,738	12,925	1,297,846	1,196,121	1,299,138

Revenue due to Network Usage Charge - TUSD - Captive Consumers							7,213,990	5,843,561	6,025,716
Revenue due to Network Usage Charge - TUSD - Free Consumers							1,321,111	1,127,795	789,357
Revenue from construction of concession infrastructure							1,129,826	1,043,678	615,557
Other Revenue and Income							251,097	258,896	246,983
Other operating revenues							9,916,025	8,273,930	7,677,613

Total gross revenues							18,865,982	17,556,678	16,491,310

Deductions from operating revenues
ICMS							(2,967,625)	(2,728,416)	(2,613,276)
PIS							(282,915)	(265,444)	(263,951)
COFINS							(1,303,411)	(1,224,934)	(1,216,563)
ISS							(5,031)	(3,847)	(3,617)
Global Reversal Reserve - RGR							(72,027)	(53,985)	(61,407)
Fuel Consumption Account - CCC							(737,017)	(593,630)	(386,949)
Energy Development Account - CDE							(524,844)	(470,981)	(449,417)
Research and Development and Energy Efficiency Programs							(143,916)	(134,772)	(102,175)
PROINFA							(65,125)	(56,933)	(35,954)
Emergency charges (ECE/EAEE)							(19)	(7)	5
IPI							(24)	-	-
							(6,101,954)	(5,532,949)	(5,133,304)

Net revenue							12,764,028	12,023,729	11,358,006

(*) Information not examined by the independent auditors.

The details of the tariff adjustments for the distributors are as follows:

		2011		2010		2009
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April(**)	7.38%	7.23%	2.70%	-5.69%	21.22%	21.56%
CPFL Piratininga	October	(**)	(**)	10.11%	5.66%	5.98%	-2.12%
RGE	June/April	17.21%	6.74%	12.37%	3.96%	18.95%	3.43%
CPFL Santa Cruz	February	23.61%	15.38%	10.09%	-2.53%	24.09%	11.85%
CPFL Leste Paulista	February	7.76%	16.44%	-13.21%	-8.47%	12.94%	10.61%
CPFL Jaguari	February	5.47%	6.62%	5.16%	3.67%	11.36%	9.40%
CPFL Sul Paulista	February	8.02%	7.11%	5.66%	4.94%	11.64%	10.23%
CPFL Mococa	February	9.50%	9.77%	3.98%	3.24%	11.18%	5.59%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.
(**) The tariff review has not been approved yet.

(27)  COST OF ELECTRIC ENERGY

Cost of Electric Energy	GWh (*)			R$ thousand
Electricity Purchased for Resale	2011	2010	2009	2011	2010	2009
Itaipu Binacional	10,855	10,835	11,084	973,487	1,010,132	1,157,306
Current electric energy	5,002	3,373	3,101	142,450	198,789	57,748
PROINFA	1,032	1,133	958	169,144	182,674	169,706
Energy purchased in restricted framework	33,964	37,043	37,531	4,117,550	4,166,943	4,116,274
Credit of PIS and COFINS				(495,495)	(508,463)	(521,366)
Subtotal	50,853	52,384	52,674	4,907,136	5,050,075	4,979,668

Electricity Network Usage Charge
Basic Network Charges				1,019,116	899,112	901,589
Transmission from Itaipu				90,140	88,568	84,281
Connection Charges				71,601	68,985	59,475
Charges of Use of the Distribution System				42,052	30,217	25,657
System Service Charges - ESS				187,056	174,230	80,727
Reserve Energy charges - EER				34,547	32,281	3,220
Credit of PIS and COFINS				(130,679)	(120,978)	(120,108)
Subtotal				1,313,834	1,172,415	1,034,841

Total				6,220,970	6,222,490	6,014,509

(*) Information not examined by the independent auditors.

(28)  OPERATING COSTS AND EXPENSES

							Operating expenses
	Operating costs			Services Rendered to Third Parties			Sales			General			Other			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Personnel	413,587	351,447	332,033	(2)	279	640	99,988	80,013	69,253	190,423	161,878	151,186	-	-	-	703,997	593,617	553,112
Employee Pension Plans	(82,953)	(80,629)	(3,066)	-	-	-	-	-	-	-	-	-	-	-	-	(82,953)	(80,629)	(3,066)
Materials	62,213	62,175	58,787	4,741	2,368	1,246	4,799	4,402	4,277	23,056	11,678	8,048	-	-	-	94,807	80,623	72,358
Outside Services	167,170	199,065	160,887	4,069	2,358	1,742	107,748	84,488	72,648	252,033	181,493	153,642	-	-	-	531,020	467,404	388,919
Depreciation and Amortization	534,763	475,647	451,712	-	-	-	34,139	9,212	10,944	46,867	24,167	23,518	-	152	-	615,769	509,178	486,174
Costs related to infrastructure construction	-	-	-	1,129,826	1,043,678	615,557	-	-	-	-	-	-	-	-	-	1,129,826	1,043,678	615,557
Other:	63,190	59,788	53,585	(7)	2,297	1,759	117,678	122,320	98,077	102,792	63,996	66,996	216,392	199,652	227,343	500,045	448,053	447,760
Collection charges	-	-	-	-	-	-	39,499	55,910	50,367	-	-	-	-	-	-	39,499	55,910	50,367
Allowance for doubtful accounts	-	-	-	-	-	-	70,673	51,668	36,250	-	-	-	-	-	-	70,673	51,668	36,250
Leases and Rentals	15,878	15,068	15,633	-	-	-	147	1,676	65	9,597	9,764	4,866	-	13	-	25,623	26,521	20,564
Publicity and Advertising	-	-	-	-	-	-	-	-	-	10,926	21,894	7,970	-	-	-	10,926	21,894	7,970
Legal, Judicial and Indemnities	-	-	-	-	-	-	-	-	-	59,167	5,416	25,209	-	-	-	59,167	5,416	25,209
Donations, Contributions and Subsidies	-	-	-	-	-	-	-	-	-	4,865	6,216	7,095	-	27	-	4,865	6,243	7,095
Inspection fee	-	-	-	-	-	-	-	-	-	-	-	-	28,974	24,769	23,563	28,974	24,769	23,563
Free energy adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-	2,782	19,378	-	2,782	19,378
Intangible of concession amortization	-	-	-	-	-	-	-	-	-	-	-	-	185,434	182,615	186,899	185,434	182,615	186,899
Financial compensation for water resources utilization	23,782	24,045		-	-		-	-	-	-	-	-	-	-	-	23,782	24,045	-
Other:	23,529	20,675	37,952	(7)	2,297	1,759	7,359	13,066	11,395	18,237	20,706	21,856	1,984	(10,554)	(2,497)	51,102	46,190	70,465
Total	1,157,970	1,067,493	1,053,938	1,138,626	1,050,980	620,944	364,352	300,435	255,199	615,171	443,212	403,390	216,392	199,804	227,343	3,492,512	3,061,924	2,560,814

(29)  FINANCIAL INCOME AND EXPENSES

	2011	2010	2009
Financial Income

Income from Financial Investments	356,413	156,420	94,356
Arrears of interest and fines	159,277	136,181	124,713
Restatement of tax credits	8,649	7,789	3,860
Restatement of Escrow Deposits	64,516	44,366	45,154
Monetary and Exchange Variations	57,139	42,548	22,171
Discount on purchase of ICMS credit	14,588	7,806	7,803
Interest on intercompany loans	407	5,894	2,460
PIS and COFINS of Interest on Shareholders' Equity	(18,926)	(18,253)	(18,476)
Other	56,125	100,364	69,319
Total	698,188	483,115	351,360

Financial Expense

Debt Charges	(1,102,329)	(740,973)	(619,582)
Monetary and Exchange Variations	(150,820)	(90,381)	(37,107)
(-) Capitalized borrowing costs	39,143	132,938	84,931
Public utilities	(57,319)	(31,578)	(8,651)
Other	(115,453)	(107,064)	(80,657)
Total	(1,386,778)	(837,058)	(661,066)

Net financial income (expense)	(688,590)	(353,943)	(309,706)

Interest is capitalized at a rate of 9.95% p.a. for qualifying intangible assets and property, plant and equipment, in accordance with IAS 23. In 2010, R$ 84,839 of the total amount referred to energy generation projects that were in the process of development, especially Foz do Chapecó, EPASA and CPFL Bioenergia.

(30)  SEGMENT INFORMATION

The Company’s operating segments are separated by business segment (electric energy distribution, generation, renewable generation sources and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by segment of activity is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2011
Net revenue	11,048,924	706,133	1,007,780	1,191	-	12,764,028
(-) Intersegment revenues	16,831	914,542	698,128	-	(1,629,501)	0
Income from electric energy service	1,922,194	895,429	263,977	(31,053)	-	3,050,547
Financial income	429,371	137,541	75,902	55,373	-	698,188
Financial expense	(669,818)	(554,434)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	478,537	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	110,584	75,689	22,096	-	779,573
Net Income	1,110,543	367,952	159,832	(55,943)	-	1,582,384
Total Assets (**)	11,651,205	13,129,529	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	822,553	16,927	189	-	1,904,773
Depreciation and Amortization	498,225	295,960	5,742	1,277	-	801,203

2010
Net revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	316,020	53,725	22,389	90,981	-	483,115
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,773,749	345,914	302,024	(36,315)	-	2,385,372
Income tax and social contribution	(604,865)	(88,731)	(95,840)	(35,899)	-	(825,335)
Net Income	1,168,884	257,183	206,184	(72,214)	-	1,560,037
Total Assets (**)	11,689,503	7,568,600	349,047	449,647	-	20,056,797
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	352,806	188,981	4,553	145,453	-	691,793

2009
Net revenue	9,764,670	453,711	1,139,621	4	-	11,358,006
(-) Intersegment revenues	14,127	611,335	644,620	-	(1,270,082)	-
Income from electric energy service	1,860,801	649,561	292,543	(20,222)	-	2,782,683
Financial income	262,914	30,884	20,113	37,449	-	351,360
Financial expense	(361,852)	(222,990)	(9,764)	(66,460)	-	(661,066)
Income before taxes	1,761,863	457,455	302,892	(49,233)	-	2,472,977
Income tax and social contribution	(602,761)	(125,711)	(93,300)	37,663	-	(784,109)
Net Income	1,159,102	331,744	209,592	(11,570)	-	1,688,868
Total Assets (**)	10,696,228	6,761,330	422,816	610,385	-	18,490,759
Capital Expenditures and other intangible assets	667,614	550,565	9,789	131	-	1,228,099
Depreciation and Amortization	344,499	175,825	3,882	148,867	-	673,073

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

Since August 1, 2011, as a result of the association with ERSA and acquisition of the shares of Jantus, described in Notes 1 and 14.4, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies:

2011	Distribution	Generation	Renewables	Commercialization	Other (*)	Elimination	Total
Net revenue	11,048,924	609,755	96,378	1,007,780	1,191	-	12,764,028
(-) Intersegment revenues	16,831	839,029	75,513	698,128	-	(1,629,501)	-
Income from electric energy service	1,922,194	848,173	47,256	263,977	(31,053)	-	3,050,547
Financial income	429,371	80,617	56,924	75,902	55,373	-	698,188
Financial expense	(669,818)	(519,758)	(34,676)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	409,032	69,504	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	112,593	(2,008)	75,689	22,096	-	779,573
Net Income	1,110,543	296,440	71,513	159,832	(55,943)	-	1,582,384
Total Assets (**)	11,651,205	5,350,193	7,779,336	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	334,989	487,564	16,927	189	-	1,904,773
Depreciation and Amortization	498,225	259,514	36,446	5,742	1,277	-	801,203

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Participações, controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

   Company controlled by Energia São Paulo Fundo de Investimento em Participações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties. Balances and transactions involving related parties are shown in tables 31.1 and 31.2.

31.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	ASSETS		LIABILITIES		REVENUE			EXPENSE
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	2011	2010	2009	2011	2010	2009

Bank deposits and short-term investments
Banco do Brasil S.A.	91,025	141,372	-	-	5,385	13,147	7,030	6	494	4
Banco Nossa Caixa S.A.	-	-	-	-	-	-	-	-	-	10

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,644,812	1,409,587	-	3,612	-	181,110	110,671	78,832

Other financial transactions
Banco do Brasil S.A.	-	-	3,184	4,012	1,819	1,458	1,819	4,867	4,005	3,215
Banco Nossa Caixa S.A.	-	-	-	-	-	-	-	-	-	1,469

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	-	656	-	-	-	7,737	-	-	-	-
Companhia Energetica do Ceara - Coelce	-	-	-	-	39	-	-	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	1,471	-	-	-	57	-	-	-	-	-
Companhia Energética de Pernambuco - Celpe	890	-	-	-	52	-	-	-	-	-
Companhia Energética do Rio Grande do Norte - Cosern	324	-	-	-	30	-	-	-	-	-
Fras-le S.A	104	-	-	-	367	-	-	-	-	-
Tavex Brasil S.A.	-	-	-	-	22,458	19,983	18,549	-	-	-
InterCement Brasil S/A	931	-	-	-	6,339	-	-	-	-	-
Vale Energia S.A	7	-	-	-	30,548	-	-	-	-	-

Energy purchases in the free market
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	-	8	-	-
NC Energia S.A.	1,784	42	-	-	19,091	18,745	24,961	-	-	1,146
Vale Energia S.A.	-	-	-	-	-	-	-	523	20,277	26,613
Petrobras	-	-	-	-	4,371	-	-	7,967	-	-
Companhia Energética de Pernambuco - Celpe	-	52	-	-	-	-	-	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	360	342	-	-	3,002	2,834	-	-	-	-
Companhia Energética do Rio Grande do Norte - Cosern	-	-	183	-	-	-	-	-	-	-
Vale S.A	-	-	-	-	30,304	-	-	1,406	-	8,994
InterCement Brasil S/A	-	-	-	-	-	-	-	319	-	-
Concessionárias de Rodovias do Oeste de São Paulo	-	-	-	-	-	-	-	9	-	-

Materials and service provision
Brasil Telecom S.A.	-	-	15	19	-	-	-	944	834	831
Camargo Corrêa Cimentos S.A.	-	-	-	-	327	-	-	-	-	20
Camargo Corrêa Geração de Energia S.A.	-	-	-	-	21	-	42	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-	-	144	220	-
Totvs S.A (**)	-	-	128	-	-	-	-	719	-	-
Construções e Comércio Camargo Corrêa S.A.	-	-	12	-	-	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. – FCA	-	-	-	-	-	-	-	5	-	-
Camargo Corrêa Geração de Energia S.A.	-	-	-	-	2	-	-	-	-	-
BNY Mellon Serviços Financeiros Distribuidora de T	-	-	-	-	-	-	-	3	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	-	-	628	-	-
Intercement Brasil S.A	758	-	-	-	3,162	-	-	-	-	-
Industrias Romi S.A	-	-	-	-	19	-	-	-	-	-
Lupatech S.A	-	-	-	-	-	-	-	9	-	-
Petrobras	33	-	-	-	311	-	-	-	-	-
Vale Fertilizantes S.A.	-	-	-	-	19	-	-	-	-	-
Telemar Norte Leste S.A	5	-	-	-	18	-	-	19	-	-
Concessionárias de Rodovias do Oeste de São Paulo	-	-	-	-	-	-	-	9	-	-

Other revenue
Brasil Telecom S.A.	1,886	2,671	-	-	11,316	10,684	9,794	-	-	-

Property, plant and equipment acquisition
Construções e Comércio Camargo Correa S.A.	69,902	55,986	-	1,957	-	-	-	-	-	-
Centrais Elétricas de Santa Catarina S.A - Celesc	519	-	1	-	-	-	-	28	-	-
MRS Logística S.A.	-	-	82	-	-	-	-	-	-	-
Camargo Corrêa Cimentos S.A.	16,809	-	-	-	-	-	-	-	-	-
Industrias Romi S.A.	-	-	1,276	-	-	-	-	-	-	-

(*) Cost value, both for loans and for derivatives
(**) At December 31, 2010, it does not classify as a related party.

31.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

	ASSETS		LIABILITIES		REVENUE			EXPENSE
Companies	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	2011	2010	2009	2011	2010	2009

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	-	2,034	-	-	-	-	2,034	1,598	1,440
Companhia Piratininga de Força e Luz	-	-	501	-	-	-	-	501	314	219
CPFL Comercialização Brasil S.A	-	-	-	-	-	-	-	-	239	182
CPFL Geração de Energia S.A.	-	-	-	-	-	-	-	-	-	(30)

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	-	-	-	-	13	70	77

Intercompany loans
CPFL Leste Paulista	2,610	-	-	-	26	-	-	-	-	-
CPFL Jaguari					9	-	-	-	-	-
Centrais Elétricas da Paraiba S.A.	-	-	-	-	831	-	165	-	-	-
CPFL Atende Centro de Cont. e Aten. Ltda	-	12,384	-	-	1,620	799	465	-	-	-
CPFL Bioenergia S.A.	-	-	-	-	-	786	391	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	-	2,491	-	-	285	211	13	-	-	-
Companhia Luz e Força de Mococa	-	-	-	-	-	139	-	-	-	-
Chumpitaz Serviços S.A.	-	-	-	-	175	-	-	-	-	-

Dividend / Interest on shareholders' equity
Companhia Sul Paulista de Energia	8,126	-	-	-	-	-	-	-	-	-
Companhia Jaguari de Energia	7,682	-	-	-	-	-	-	-	-	-
Rio Grande Energia S/A	106,457	-	-	-	-	-	-	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	3,648	-	-	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	-	3,648	-	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	-	12,000	-	-	-	-	-	-	-	-
Companhia Paulista de Força e Luz	-	237,000	-	-	-	-	-	-	-	-
CPFL Comercialização Brasil S.A	-	75,000	-	-	-	-	-	-	-	-
CPFL Geração de Energia S.A.	-	85,000	-	-	-	-	-	-	-	-

Materials and service provision
CPFL Comercialização Brasil S/A	190	-	-	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	341	-	-	-	-	-	-	-	-	-
Companhia Leste Paulista de Energia	7	-	-	-	-	-	-	-	-	-
Companhia Jaguari de Energia	29	-	-	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	28	-	-	-	-	-	-	-	-	-
Rio Grande Energia S/A	532	-	-	-	-	-	-	-	-	-
CPFL Geração Energia S/A	17	-	-	-	-	-	-	-	-	-

Advance to future capital increase
CPFL Jaguariúna S.A.	-	445	-	-	-	-	-	-	-	-

31.3) The main transactions are described below:

a)             Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with Banco do Brasil, as mentioned in Note 5.

b)            Loans and Financing, Debentures and Derivatives – relate to funds raised from the Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

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

d)            Intangible, property, plant and equipment, materials and service provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

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

h)         Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

The total remuneration of key management personnel in 2011, in accordance with CVM Decision nº 560/2008, was R$ 29,694. This amount comprises R$ 20,935 in respect of short-term benefits, R$ 784 for post-employment benefits and R$ 7,975 for other long-term benefits,  and refers to the amount recorded by the accrual method.

(32)  INSURANCE

The insurance cover maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

DESCRIPTION	TYPE OF COVER	2011	2010

Non current assets	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	5,990,210	4,605,688
Transport	National Transport	260,617	197,712
Stored Materials	Fire, Lightning, Explosion and Robbery	50,922	18,729
Automobiles	Comprehensive Cover	4,394	3,531
Civil Liability	Electric Energy Distributors	300,163	20,134
Personnel	Group Life and Personal Accidents	155,265	68,532
Other	Operational risks and other	188,866	31,598

Total		6,950,436	4,945,924

Information not examined by the independent auditors.

(33)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

a) Financial assets

a.1) Measured at amortized cost

Loans and receivables	December 31, 2011	December 31, 2010
Consumers, Concessionaires and Licensees (note 6)	2,056,580	2,011,811
Leases (note 10)	29,102	31,069
Other (note 12)
Receivables from BAESA's shareholders	27	17,155
Pledges, Funds and Tied Deposits	117,065	91,157
Fund Tied to Foreign Currency Loans	29,774	21,222
Services Rendered to Third Parties	10,962	12,641
Reimbursement RGR	6,499	7,592
Collection Agreements	41,297	48,228
	2,291,305	2,240,873

Held to maturity	December 31, 2011	December 31, 2010
Financial investments (note 7)	120,578	81,750
	120,578	81,750

a.2) Measured at fair value

Measured at fair value through profit or loss	December 31, 2011	December 31, 2010
Cash and cash equivalent (note 5)	2,699,837	1,562,897
Derivatives (note 33)	219,375	327
Financial investments (note 7)	36,908	33,607
	2,956,119	1,596,830

Available for sale	December 31, 2011	December 31, 2010
Financial asset of concession (note 11)	1,376,664	934,646

b) Financial liabilities

b.1) Measured at amortized cost

	Consolidated
	December 31, 2011	December 31, 2010
Suppliers (note 15)	(1,240,143)	(1,047,385)
Loans and financing - Principal and interest (note 16)	(6,740,144)	(5,991,208)
Debentures - Principal and interest (note 17)	(5,163,388)	(3,840,338)
Payables Dividends (Note 24)	(24,524)	(23,813)
Regulatory Charges (note 19)	(145,146)	(123,541)
Other (note 23)
Consumers, Concessionaires and Licensees	(66,284)	(63,635)
National Scientific and Technological Development Fund - FNDCT	(4,014)	(3,077)
Energy Research Company - EPE	(1,648)	(1,206)
Collection Agreements	(70,096)	(56,260)
Reversal Fund	(17,750)	(17,750)
Business combination	(174,136)	-
	(13,647,274)	(11,168,212)

b.2) Measured at fair value through profit or loss

Measured at fair value through profit or loss	December 31, 2011	December 31, 2010
Held for trade
Derivatives (note 33)	(24)	(11,865)

Initial recognition (1)
Loans and financing - certain debts (note 16)	(1,704,254)	(424,827)
	(1,704,279)	(436,692)

(1) Due to the initial recognition at fair value of the above financial liability, the consolidated result was a loss of R$14.350 in 2011 (a loss of R$ 52 and R$ 56,609 in 2010 and 2009 respectively).

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

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents (note 5)	2,699,837	-	-	1,562,897	-	-
Derivatives	-	219,350	-	-	(11,538)	-
Loans and financing (note 16)	-	(1,704,254)	-	-	(424,827)	-
Financial investments (note 7)	36,908	-	-	33,607	-	-
Financial asset of concession (note 11)	-	-	1,376,664	-	-	934,646
	2,736,745	(1,484,904)	1,376,664	1,596,504	(436,365)	934,646

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale, as mentioned in Note 3.2, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in Other comprehensive income are disclosed in Note 11.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

•         It is assumed that financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers are already close to the respective market values.

•         At December 31, 2011 and 2010, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

	December 31, 2011		December 31, 2010
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 16)	(6,740,144)	(6,554,672)	(5,141,554)	(4,870,909)
Debentures (note 17)	(5,163,388)	(5,350,263)	(3,840,338)	(3,891,397)
Total	(11,903,532)	(11,904,935)	(8,981,892)	(8,762,306)

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

The Company recognized in “Investments at cost” in the consolidated financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S/A, in the form of 28,154 common shares and 18.593 preferred shares. As the shares of that company are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

d) Derivatives

The Company and its subsidiaries have a policy of using derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, certain debts were designated at fair value, for accounting purposes. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2011, the Company and its subsidiaries had the following swap operations:

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
BNP Paribas	27,073	-	27,073	26,380	693	dollar	June 2014	160,000	Over the counter
J.P.Morgan	13,064	-	13,064	12,768	296	dollar	July 2014	78,250	Over the counter
J.P.Morgan	14,497	-	14,497	14,723	(225)	dollar	August 2014	76,700	Over the counter
Morgan Stanley	5,683	-	5,683	6,303	(620)	dollar	September 2016	85,475	Over the counter
Bank of America	36,568	-	36,568	37,863	(1,295)	dollar	July 2014	235,050	Over the counter
Bank of America	26,841	-	26,841	25,810	1,031	dollar	July 2016	156,700	Over the counter
Societe Generale	6,374	-	6,374	6,438	(64)	dollar	August 2016	33,173	Over the counter
Citibank	5,628	-	5,628	6,099	(471)	dollar	September 2016	85,750	Over the counter
HSBC	3,024	-	3,024	3,150	(126)	dollar	September 2014	41,050	Over the counter
Subtotal	138,753	-	138,753	139,534	(781)

CPFL Piratinga
BNP Paribas	8,731	-	8,731	8,840	(109)	dollar	July 2014	45,990	Over the counter
J.P.Morgan	28,848	-	28,848	29,426	(578)	dollar	August 2014	153,400	Over the counter
Bank of America	12,482	-	12,482	11,463	1,019	dollar	August 2016	80,250	Over the counter
Societe Generale	8,364	-	8,364	8,448	(84)	dollar	August 2016	43,527	Over the counter
Citibank	1,668	-	1,668	1,798	(130)	dollar	August 2016	12,840	Over the counter
Subtotal	60,093	-	60,093	59,975	118

CPFL Sul Paulista
Citibank	726	-	726	749	(23)	dollar	September 2014	8,000	Over the counter

CPFL Leste Paulista
Citibank	726	-	726	749	(23)	dollar	September 2014	8,000	Over the counter

CPFL Mococa
Citibank	635	-	635	656	(21)	dollar	September 2014	7,000	Over the counter

CPFL Jaguari
Citibank	979	-	979	985	(6)	dollar	August 2014	7,000	Over the counter

CPFL Geração
Citibank	13,876	-	13,876	14,381	(505)	dollar	August 2016	100,000	Over the counter

Subtotal	215,788	-	215,788	217,029	(1,241)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
Itaú	45	-	45	48	(3)	dollar	April 2012	908	Over the counter
Itaú	811	-	811	1,047	(236)	dollar	October 2012	19,783	Over the counter
CPFL Geração
HSBC	2,790	-	2,790	2,567	223	dollar	January 2012 to December 2012	56,143	Over the counter

Interest rate variation hedge (1)

CPFL Energia
Citibank	2	(24)	(22)	(41)	19	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	317	-	317	15	302	CDI + spread	Dec 2011 to Dec 2013	186,667	Over the counter
Citibank	93	-	93	4	89	CDI + spread	Dec 2011 to Dec 2013	66,667	Over the counter

Hedge interest rate variation (2)

CPFL Piratininga
HSBC	(118)	-	(117)	5	(122)	TJLP	Jan 2013	14,817	Over the counter
Santander	(127)	-	(128)	(1)	(127)	TJLP	Jan 2013	14,822	Over the counter

CPFL Geração
HSBC	(226)	-	(227)	(2)	(225)	TJLP	Dec 2012	28,257	Over the counter

Subtotal	3,587	(24)	3,562	3,642	(81)

Total	219,375	(24)	219,350	220,672	(1,322)

Current	3,733	-
Non current	215,642	(24)
Total	219,375	(24)

* For further details of terms and information about debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied hedge instruments, resulting in a loss of R$ 7,359 at December 31, 2011 (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the years 2011, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)
Company	Hedged risk / Operation	Account	2011	2010	2009

CPFL Energia	Interest rate variation	Swap transactions	161	(14)	136
CPFL Energia	Marking to market	Adjustment to fair value	(608)	20	228
CPFL Paulista	Exchange variation	Swap transactions	169,033	(3,269)	(230,440)
CPFL Paulista	Marking to market	Adjustment to fair value	8,611	392	49,810
CPFL Piratininga	Interest rate variation	Swap transactions	6	3	-
CPFL Piratininga	Marking to market	Adjustment to fair value	118	(254)	-
CPFL Piratininga	Exchange variation	Swap transactions	59,514	-	-
CPFL Geração	Exchange variation	Swap transactions	13,630	(16,094)	(274,350)
CPFL Geração	Interest rate variation	Swap transactions	(468)	567	(1,305)
CPFL Geração	Marking to market	Adjustment to fair value	2,495	1,710	11,157
RGE	Exchange variation	Other financial exp	-	-	(11,743)
RGE	Interest rate variation	Other financial exp	217	553	514
RGE	Marking to market	Derivative adjustment to fair value	168	(71)	198
CPFL Sul Paulista	Marking to market	Adjustment to fair value	(23)	-	-
CPFL Sul Paulista	Exchange variation	Swap transactions	749	-	-
CPFL Leste Paulista	Marking to market	Adjustment to fair value	(23)	-	-
CPFL Leste Paulista	Exchange variation	Swap transactions	749	-	-
CPFL Mococa	Marking to market	Adjustment to fair value	(21)	-	-
CPFL Mococa	Exchange variation	Swap transactions	656	-	-
CPFL Jaguari	Marking to market	Adjustment to fair value	(6)	-	-
CPFL Jaguari	Exchange variation	Swap transactions	985	-	-
			255,942	(16,457)	(455,795)

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

e.1) Exchange variation

If the level of exchange exposure at December 31, 2011 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

Instruments	Exposure	Risk	Exchange depreciation of 8%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	29,774	apprec. dollar	2,387	7,443	14,887
Financial liability instruments	(1,845,277)	apprec. dollar	(147,953)	(461,319)	(922,639)
Derivatives - Plain Vanilla Swap	1,788,567	apprec. dollar	143,406	447,142	894,283
	(26,937)		(2,160)	(6,734)	(13,469)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

e.2) Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at December 31, 2011 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI 11,59% a.a; IGP-M 5,1% a.a.; TJLP  6,0% a.a.) the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 847,331. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	3,243,396	CDI variation	(51,246)	93,977	187,955
Financial liability instruments	(6,345,113)	CDI variation	100,253	(183,850)	(367,699)
Derivatives - Plain Vanilla Swap	(1,627,092)	CDI variation	25,708	(47,145)	(94,290)
	(4,728,809)		74,715	(137,017)	(274,034)

Financial assets instruments	48,522	IGP-M variation	(378)	619	1,237
Financial liability instruments	(26,589)	IGP-M variation	207	(339)	(678)
	21,933		(171)	280	559

Financial liability instruments	(4,999,714)	TJLP variation	(50,997)	(74,996)	(149,991)
Derivatives - Plain Vanilla Swap	57,874	TJLP variation	590	868	1,736
	(4,941,840)		(50,407)	(74,128)	(148,255)

Total increase	(9,648,715)		24,137	(210,865)	(421,730)

(*) The CDI, IGP-M and TJLP indexes considered of 10.01%, 4.32% and 7.02%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08

e.3) Financial asset of concession

As mentioned in Note 3.1, the Company adopts the premise that the value of the financial concession asset is determined at fair value, based on the remuneration of the assets as established by ANEEL.

Since the Federal Government has not yet defined the methodology and criteria for valuation of the financial asset, the Company estimates that, under remote circumstances, indemnification for the not amortized portion of the assets could be based on the historic cost and not at the amount based on the respective fair value.

Accordingly, if this remote scenario were to occur, it would involve derecognition of the portion of the financial concession asset (portion relating to the fair value recognized), entered against Other comprehensive Income – Financial Instruments in the amount of R$ 227,118 (net of tax effects).

(34)  RISK MANAGEMENT

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

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities.The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. The quantification of this risk is measured in Note 33 (e).

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is measured in Note 33 (e).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of July 2011, drawn up by the Operador Nacional do Sistema Elétrico (National Electricity System Operator), the risk of any energy deficit is very low for 2012, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangements, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Arrangements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, however, the risk of application of the tariffs falls to the electric energy distributors.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place to monitor the transactions and balances of financial instruments for risks and current rates in relation to market conditions.

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

(35)  COMMITTMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as follows:

Commitments as of December 31, 2011	Duration	2012	2013	2014	2015	Thereafter	Total
Energy purchase contracts (except Itaipu)	2 to 20 years	7,173,331	6,533,066	6,475,342	6,204,172	79,893,621	106,279,532
Itaipu	20 years	1,031,450	1,106,930	1,168,110	1,225,400	16,295,450	20,827,340
Power plant construction projects (a)	2 to 31 years	818,697	506,758	191,276	139,861	1,769,610	3,426,202
TOTAL		9,023,478	8,146,753	7,834,728	7,569,434	97,958,681	130,533,074

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share on construction, concession acquisition and bank guarantees relating to the jointly-controlled under development companies.

(36)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

	December 31, 2011	December 31, 2010	December 31, 2009
Assets

Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	67,244	54,407	12,753
Other financial components	-	-	199
	67,244	54,407	12,952

Deferred Costs Variations
Parcel "A"	-	333	1,290
CVA (**)	404,148	333,622	374,336
	404,148	333,954	375,626

Prepaid Expenses
Overcontracting	27,364	23,860	100,326
Low income consumers' subsidy - Losses	17,922	34,994	55,506
Neutrality of the sector charges	224	-	-
Other financial components	53,647	67,205	11,557
	99,157	126,059	167,389

Liabilities

Deferred Gains Variations
Parcel "A"	(1,337)	(11,472)	(44,419)
CVA (**)	(488,500)	(364,365)	(377,735)
	(489,838)	(375,837)	(422,154)

Other Accounts Payable
Tariff review	-	-	(89,261)
Discounts TUSD (*) and Irrigation	(127)	(1,923)	(991)
Overcontracting	(48,367)	(61,391)	(17,541)
Low income consumers' subsidy - Gains	(17,010)	(6,280)	(6,011)
Neutrality of the sector charges	(97,138)	(63,905)	-
Tariff Review – Provisional Procedure	(32,181)	-	-
Other financial components	(5,739)	(29,666)	(12,138)
	(200,562)	(163,165)	(125,942)

Total net	(119,851)	(24,581)	7,871

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

b) Parcel “A”

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession arrangement between January 1 and October 25, 2001, during the rationing period.

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

e) Subsidy - Low Income

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social, irrespective of their energy consumption.

f) Neutrality of the Sector Charges

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

g) CPFL Piratininga Tariff Review – Provisional Procedure

The tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011. ANEEL’s Order nº 4.991, of December 29, 2011, concerning the basic procedures for preparation of the financial statements, requested recognition of the best estimate of the accounting impact of the tariff review for 2011.

h) Other Financial Components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment.

Additionally, tariff adjustments of the distribution subsidiaries have been impacted by regulatory adjustments due to fit the current and previous tariff reviews.

(37)  SUBSEQUENT EVENTS

37.1 Acquisition of Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.

In an announcement to the market dated January 13, 2012, the Company advised that the indirect subsidiary CPFL Renováveis had signed a purchase agreement with the company Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares of Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A. (“companies”).

The companies hold authorizations to generate electric energy from wind sources under the independent production system, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW. The purchase agreement is subject to approval by ANEEL and other conditions inherent to this type of negotiation. Once the conditions have been fulfilled, the subsidiary CPFL Renováveis will hold all the companies’ shares.

The other additional information required by IFRS 3 cannot be disclosed, as the transaction is in the process of finalization.

37.2 Acquisition of Bons Ventos Geradora de Energia S.A.

On February 24, 2012, CPFL Renováveis disclosed in a Relevant Fact the signing of an agreement to purchase shares in the company BVP S.A., which holds 100% of the shares of Bons Ventos Geradora de Energia S.A.. Bons Ventos has an authorization from ANEEL to operate the wind power plants Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada, with total installed capacity of 157.5 MW.

The total acquisition cost is R$ 1,062 million, as follows: (i) R$ 600 million to be paid to the vendors (consideration transferred); and (ii) assumption of a net debt of R$ 462 million, which may be restated by the closing date of the acquisition, in accordance with the share purchase contract.

These wind power plants are located in the State of Ceará and are in full commercial operation. The total energy is contracted to Eletrobrás for 20 years, through PROINFA.

Finalizing the acquisition and paying the price are subject to meeting pre-conditions established in the share purchase agreement and obtaining the pertinent prior authorizations, including the agreement of ANEEL, the financing banks and the antitrust organizations, including the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The other additional information required by IFRS 3 cannot be disclosed, once the transaction is in the process of finalization.

(38)  ADDITIONAL INFORMATION

CONSOLIDATED STATEMENTS OF ADDED VALUE
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$)

	2011	2010	2009

1- Revenues	19,267,606	18,421,036	16,963,483
1.1 Operating revenues	17,736,155	16,513,001	15,875,755
1.2 Revenue from infrastructure construction	1,129,826	1,043,678	615,557
1.3 Revenues related to the construction of own assets	472,298	916,026	508,421
1.4 Provision for doubtful accounts	(70,673)	(51,669)	(36,250)

2 - (-) Inputs	(9,375,269)	(9,535,417)	(8,461,851)
2.1 Electricity Purchased for Resale	(6,926,552)	(6,914,197)	(6,695,256)
2.2 Material	(892,429)	(1,095,907)	(590,704)
2.3 Outsourced Services	(1,095,227)	(1,185,662)	(825,670)
2.4 Other	(461,061)	(339,651)	(350,221)

3 - Gross Added Value (1 + 2)	9,892,338	8,885,619	8,501,632

4 – Retentions	(845,819)	(720,528)	(697,869)
4.1 Depreciation and Amortization	(661,770)	(537,913)	(510,970)
4.2 Amortization of intangible assets	(184,049)	(182,615)	(186,899)

5 – Net Added Value Generated (3 + 4)	9,046,518	8,165,091	7,803,763

6 - Added Value Received in Transfer	722,754	521,084	378,423
6.1 Financial Income	722,754	521,084	378,423
6.2 Equity in Subsidiaries	-	-	-

7 - Added Value to be Distributed (5 + 6)	9,769,273	8,686,175	8,182,186

8 – Distribution of Added Value
8.1 Personnel and Charges	595,432	498,110	533,508
8.1.1 Direct Remuneration	417,847	379,198	357,309
8.1.2 Benefits	146,586	89,235	147,277
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	30,999	29,677	28,922
8.2 Taxes, Fees and Contributions	6,162,977	5,681,647	5,251,649
8.2.1 Federal	3,183,133	2,940,759	2,628,151
8.2.2 State	2,970,299	2,731,991	2,615,272
8.2.3 Municipal	9,545	8,897	8,226
8.3 Interest and Rentals	1,428,479	946,381	708,161
8.3.1 Interest	1,401,429	931,649	698,622
8.3.2 Rental	27,051	14,732	9,539
8.4 Interest on capital	1,582,384	1,560,037	1,688,868
8.4.1 Dividends (including additional proposed)	1,504,710	1,260,244	1,228,914
8.4.2 Retained profits	77,674	299,793	459,954

	9,769,273	8,686,175	8.182,186