Form 20-F
period 2012-12-31
CPFL Energy INC
filed 2013-04-17
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012
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

Gustavo Estrella
+55 19 3756 8704 – gustavoestrella@cpfl.com.br
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1,755, km 2,5 – Parque São Quirino – Campinas, São Paulo - 13088 140
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

As of December 31, 2012, there were 962,274,260 common shares, without par value, outstanding

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

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 123.

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

ITEM 2.                        Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                        Key Information

Selected Financial and Operating Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2012, 2011, 2010 and 2009.  Our financial data as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 was derived from our consolidated financial statements, which appear elsewhere in this annual report were prepared in accordance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our consolidated financial statements and the related notes included in this annual report. Our financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 was derived from our audited financial statements that are not included in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2012	2012	2011(5)	2010(5)	2009(6)
	US$	R$	R$	R$	R$
	(in millions, except per share and per ADS data)

Net operating revenue	7,367	15,055	12,764	12,024	11,358
Cost of electric energy services:
Cost of electric energy	3,781	7,726	6,221	6,222	6,015
Operating cost	793	1,620	1,158	1,068	1,054
Services rendered to third parties	663	1,356	1,139	1,051	621
Gross operating income	2,130	4,353	4,246	3,683	3,668

Operating expenses:
Sales expenses	229	468	364	301	255
General and administrative expenses	358	733	615	443	403
Other operating expense	186	381	216	200	227
Income from electric energy service	1,356	2,771	3,051	2,739	2,783
Financial income (expense):
Income	352	720	761	566	351
Expense	(728)	(1,488)	(1,387)	(837)	(672)
Net financial income (expenses)	(376)	(768)	(625)	(271)	(321)
Income before taxes	980	2,003	2,425	2,468	2,461
Social contribution	(97)	(199)	(216)	(229)	(207)
Income tax	(268)	(548)	(585)	(625)	(573)
Total taxes	(365)	(747)	(801)	(853)	(780)
Net income	615	1,257	1,624	1,615	1,681
Net income attributable to controlling shareholders	600	1,226	1,572	1,572	1,650
Net income attributable to non-controlling shareholders	15	31	52	22	31
Earnings per share attributable to controlling shareholders(1):
Basic	0.62	1.27	1.63	1.66	1.72
Diluted	0.62	1.26	1.63	1.66	1.72
Net income per ADS	1.28	2.61	3.26	3.32	3.44
Dividends(2)	536	1,096	1,506	1,260	1,227
Weighted average of number of common shares (in million)	962	962	962	962	960
Dividends per share(1)(2)	0.56	1.14	1.57	1.31	1.28
Dividends per ADS(2)	1.12	2.28	3.13	2.62	2.56

BALANCE SHEET DATA

	For the year ended December 31,
	2012	2012	2011 (5)	2010(5)	2009
	US$	R$	R$	R$	R$
	(in millions, except per share and per ADS data)

Current assets:
Cash and cash equivalents	1,213	2,478	2,700	1,563	1,487
Consumers, concessionaires and licensees	1,110	2,269	1,874	1,816	1,753
Other current assets	432	884	789	519	409
Total current assets	2,755	5,630	5,363	3,898	3,649

Noncurrent assets:
Accounts receivable	79	162	182	196	225
Financial asset of concession	1,146	2,343	1,377	935	674
Property, plant and equipment	4,704	9,612	8,292	5,786	5,213
Intangible Assets	4,666	9,535	8,927	6,585	6,063
Other noncurrent assets	1,856	3,793	3,272	2,657	2,666
Total noncurrent assets	12,452	25,445	22,050	16,159	14,841
Total assets	15,207	31,076	27,413	20,057	18,490

Current liabilities:
Short-term debt(3)	1,044	2,133	1,653	2,251	1,364
Other current liabilities	1,498	3,060	2,846	2,177	2,059
Total current liabilities	2,541	5,193	4,499	4,428	3,423

Noncurrent liabilities:
Long-term debt(3)	7,337	14,993	11,955	7,167	6,548
Other long-term liabilities	1,215	2,482	2,406	1,712	1,983
Noncurrent liabilities	8,552	17,475	14,361	8,879	8,531
Noncontrolling interest	739	1,510	1,485	256	267
Net equity attributable to controlling shareholders	3,375	6,897	7,067	6,494	6,269
Total liabilities and shareholders’ equity	15,207	31,076	27,413	20,057	18,490

OPERATING DATA

	For the year ended December 31,
	2012	2011	2010	2009	2008
Energy sold (in GWh):
Residential	14,567	13,626	12,983	12,346	11,649
Industrial	14,536	14,718	15,413	14,970	16,066
Commercial	8,714	8,140	7,695	7,297	6,938
Rural	2,093	1,991	2,100	2,256	2,449
Public administration	1,220	1,154	1,112	1,074	1,027
Public lighting	1,525	1,495	1,444	1,408	1,355
Public services	1,864	1,823	1,742	1,664	1,634
Own consumption	33	33	33	33	32
Total energy sold to Final Consumers	44,552	42,979	42,522	41,048	41,150
Electricity sales to wholesalers (in GWh)	15,214	14,089	12,737	12,925	9,551
Total consumers (in thousands)(4)	7,176	6,952	6,748	6,567	6,425
Installed capacity (in MW)	2,961	2,644	2,309	1,737	1,704
Assured Energy (in GWh)(7)	12,742	11,678	7,786	7,485	7,134
Energy generated (in GWh)	10,570	9,638	9,142	5,984	6,659

(1)          Net income per share and Dividends per share are based on the number of shares resulting from the reverse and forward stock split of our common shares as if they had occurred on January 1,  2009.

(2)          “Dividends” represent the total amount of dividends from net income for each period indicated, subject to approval of the shareholders at the general shareholders’ meeting to be held in the following year.

(3)          Short-term debt and Long‑term debt include loans and financing, debentures,  accrued interest on loans, financing and debentures and derivatives.

(4)          Represents active consumers (meaning consumers who are connected to the Distribution Network), rather than consumers invoiced at period-end.

(5)          Includes the effects described in note 2.8 to our consolidated financial statements.

(6)          Our net financial expenses, income taxes and net income reduced in R$12 million, R$4 million and R$8 million respectively, due to the reasons described in note 2.8 to our consolidated financial statements.

(7)          Refers to Assured Energy in GW available at the end-period, multiplied by the number of hours per each year. Further information about commencement of operation of each power plant, see Item 4 – Information on the company.

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

The following table provides information on the selling exchange rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

	Year-end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year ended:
December 31, 2008	2.337	1.833	1.559	2.500
December 31, 2009	1.741	1.990	1.702	2.422
December 31, 2010	1.666	1.759	1.655	1.881
December 31, 2011	1.876	1.671	1.535	1.902
December 31, 2012	2.044	1.958	1.702	2.112

(1)           Year-end figures represent the average of the month-end selling exchange rates during the relevant period.

	Month-end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Month ended:
September 2012	2.031	2.028	2.014	2.039
October 2012	2.031	2.030	2.022	2.038
November 2012	2.107	2.068	2.031	2.107
December 2012	1.876	2.078	2.044	2.112
January 2013	1.988	2.031	1.988	2.047
February 2013	1.975	1.973	1.957	1.989
March 2013	2.014	1.983	1.953	2.019
April (through April 12, 2013)	1.976	1.999	1.974	2.024

(1)           The figures provided for months in 2012 and 2013, as well as for the month of April up to and including April 12, 2013, represent the average of the selling exchange rates at the close of trading on each business day during such period.

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

In addition, both the implementation of our strategy for growth and our ordinary business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal and state concession programs, creation of more rigid criteria for qualification in public energy auctions, or a delay in the revision and implementation of new annual tariffs.

If regulatory changes require us to conduct our business in a manner substantially different from our current operations, our operations and financial results may be adversely affected.

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

We carry out our generation and distribution activities pursuant to concession agreements entered into with the Brazilian Federal Government.  Our concessions range in duration from 16 to 35 years, with the first expiration date in 2015.  Five of our distribution subsidiaries, as well as three Small Hydroelectric Power Plants and six Micro Hydroelectric Power Plants that generate energy exclusively for these distribution subsidiaries, have concessions that expire in July 2015 (originally) and may be renewed for an additional 20 years upon our request but at the discretion of the Federal Government.  In 2012, these five distribution subsidiaries represented 5.6% of net operating revenues of our distribution companies and 5.6% of the energy distributed by these companies.

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

Law No. 12,783, of January 11, 2013, defined the conditions for the renewal of generation, transmission and distribution concessions that have been obtained under the conditions specified in articles 17, 19 or 22 of Law No. 9,074 of July, 7, 1995.  These concessions may be extended once at the discretion of the Federal Government, for a period of up to 30 years in order to ensure the continuity and efficiency of the services rendered and low tariffs.  Law No. 12,783/13 provided that renewals that would take place in 2015, 2016 or 2017 could be anticipated to 2012. On October 10, 2012, we applied for the renewal of the concession of our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista.  These concessions were granted in 1999 for a 16-year period.  The response from the Federal Governement is still pending. We cannot assure that the renewal will be granted, if it will be antecipated or the conditions under which it will be granted.  If these concessions are not renewed or renewed subject to conditions that are unfavorable to us, our revenues could be adversely affected.

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

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011.  For the third cycle, ANEEL has designated a new method of recognizing which costs we may pass through to our consumers.  In addition, ANEEL approved the new methodology for calculating the TUSD and other electricity tariffs, under which Distributors assume all market risk resulting from tariff indicators.  As compared to the previous tariff cycle, this new methodology negatively impacts our financial condition and results of operations.

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

We are currently in compliance with all of the material terms of our concession agreements.  However, we cannot assure that we will not be penalized by ANEEL for breaching our concession agreements or that our concessions will not be terminated in the future.  The compensation to which we are entitled upon expiration or early termination of our concessions may not be sufficient for us to realize the full value of certain assets.  In addition, if any of our concession agreements is terminated for reasons attributable to us, the effective amount of compensation by the granting authorities could be materially reduced through the imposition of fines or other penalties.  Accordingly, the imposition of fines or penalties on us or the termination of any of our concessions could have a material adverse effect on our financial condition and results of operations.

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

Within our concession areas, other electricity suppliers are permitted to compete with us in offering electricity to certain consumers that qualify as Free Consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs.  These consumers qualified as Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us, by providing six months’ prior notice, or by providing a year’s prior notice if their contract has no fixed termination date.  At December 31, 2012, we supplied energy to 47 consumers qualified as Free Consumers, which accounted for approximately 1.7% of our net operating revenues and approximately 2.4% of the total volume of electricity sold by our Distributors during 2012.  In addition, other consumers meeting certain criteria may become Free Consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. At December 31, 2012 we had a total of 1,723 potentially Free Consumers which accounted for approximately 12.2% of our net operating revenues and approximately 14.6% of the total volume of electricity sold by our distribution companies during 2012.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may require a higher dispatch of thermoelectric generation in Brazilian electric system, which may affect our results of operations.

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate.  In 2012, according to data from the ONS, approximately 86% of Brazil’s electricity supply came from Hydroelectric Facilities.  Our region is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  In order to compensate for poor hydrological conditions and to maintain the reservoirs security levels and electricity supply level, the ONS may dispatch Thermoeletric Power Plants, including ours. The replacement of hydroelectricity generation with thermoelectric generation may lead to adverse results in our generation segment as hydro power plants, including ours, may receive in the Energy Reallocation Mechanism, Mecanismo de Realocação de Energia (“MRE”) an amount of energy lower than their assured energy. This deficit of energy will represent an expense valued at the electricity spot price, exposing the hydrogenerator to spot price risk.

For the distribution segment, the additional costs of thermoelectric generation will be passed through tariffs in the following annual adjustments or periodical review, as permitted by the regulation. However, there may be a mismatch of costs and revenues for the distribution company, affecting its cash flow at the short term, since distribution companies have to pay the additional thermoelectric cost instantly and this cost will only integrate rates after the following annual adjustments or periodical review.

The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

During the low rainfall period of 2000 and 2001, the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002.  The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15.0% to a 25.0% reduction in energy consumption.  If Brazil experiences another electricity shortage (a condition which might happen and we are not able to control or anticipate), the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations.  A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption.  We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our financial results.

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

•         the inability to win electricity auctions promoted by ANEEL; and

•         unavailability of adequate funding.

If we experience these or other problems, we may not be able to generate or distribute electricity in amounts consistent with our projections, which may have an adverse effect on our financial condition and results of operations.

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

We plan to invest approximately R$2,062 million in our generation activities from conventional and renewable sources, and R$5,981 million in our distribution activities during the period from 2013 through 2017.  Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies.  We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

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

As of December 31, 2012, VBC Energia S.A./ESC Energia S.A./Camargo Corrêa S.A., PREVI/BB Carteira Livre I FIA and Energia São Paulo FIA/Bonaire Participações S.A. owned 25.64%, 31.02% and 12.62%, respectively, of our outstanding common shares.  These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us.  Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions.  In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors.  Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.  Their decisions on these matters may be contrary to the expectations or preferences of our noncontrolling shareholders, including holders of our ADSs.  See “Item 7.  Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

As of December 31, 2012, approximately 85.8% of our total indebtedness was denominated in reais  and indexed to Brazilian money-market rates or inflation rates, or bore interest at floating rates.  The remaining 14.2% of our total indebtedness was denominated in U.S. dollars and substantially subject to currency swaps that converted these obligations into reais.  In addition, the costs of electricity purchased from the Itaipu power plant (“Itaipu”) are indexed to the U.S. dollar exchange variation.  Our tariffs are adjusted annually in order to contemplate the losses or gains’ effects from such electricity acquisition.  Accordingly, if these indexation rates rise or the U.S. dollar/real  exchange rates appreciate, our financing expenses will increase.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

As of December 31, 2012, we had a debt of R$17,126 million.  Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness.  In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness.  If we incur additional debt, the risks associated with our leverage would increase.

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

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated against the U.S. dollar, reaching R$2.337 per US$1.00 at year-end 2008.  During 2009, the real  appreciated 25.5% against the U.S. dollar in the context of the economic recovery, reaching R$1.741 per US$1.00 at year-end 2009.  On December 31, 2011 and 2012, the exchange rate of the real  against the U.S. dollar was R$1.876 and R$2.044 per US$1.00, respectively.  On April 12, 2013, the exchange rate was R$1.976 per US$1.00.  We cannot assure that the real  will not depreciate against the U.S. dollar in the future.

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real  interest rates in the world.  Between 2006 and 2012, the base interest rate in Brazil (“SELIC”) varied between 17.25% p.a. and 7.25% p.a.  Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may in future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, volatility in growth and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our ADSs and our common shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  The 2008 global financial crisis has generated significant consequences, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure.  Even though the world economy and the financial and capital markets had been recovering, the conditions of the global markets again deteriorated in by the end of 2011.  European countries encountered serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default.  In 2012, there were threats of some countries leaving the block, but this risk was contained by the EU and European Central Bank. At the same time, the United States faced significant political conflicts due to the lack of a decision regarding the continuation of incentives of social programs; the suspension of these incentives would result in a strong economic slowdown. In this context of uncertainty, the Chinese economy also faced a slowdown in 2012, demanding the Chinese government to intervene on public investment levels, aiming to avoid an abrupt hard landing..  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 51.8% of the aggregate market capitalization of the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”), as of December 31, 2012.  The top ten stocks in terms of trading volume accounted for 43.0%, 47.2% and  50.0% of all shares traded on the BM&FBOVESPA in 2012,   2011 and 2010, respectively.

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

We are one of the largest electricity Distributors in Brazil, based on the 40,645 GWh of electricity we distributed to approximately 7.2 million consumers in 2012.  In 2012, our Installed Capacity was 2,961MW.1 We are also involved in building two biomass generation projects and 18 wind farms, through which we expect to increase our Installed Capacity to 3,327 MW¹  once they are completed over the next three years.

We also engage in electricity commercialization, and provide agency services to Free Consumers before the CCEE and other agents, as well as electricity-related services to our affiliates and unaffiliated parties.  In 2012, the total amount of electricity sold by our commercialization subsidiaries was 4,850 GWh and 10,179 GWh to affiliated and unaffiliated parties, respectively.

In 2011 and 2012, the important events in the development of our business were as follows:

•         On April 19, 2011, we entered into an agreement with Energias Renováveis S.A. (“ERSA”) to combine assets and projects relating to renewable energy sources (wind, biomass and Small Hydroelectric Power Plants).  The transaction encompassed:  (i) the transfer of wind, biomass and Small Hydroelectric Power Plants previously owned and operated by CPFL Geração and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) to certain companies, which subsequently transferred the wind, biomass and Small Hydroelectric Power Plants to a holding company, SMITA Empreendimentos e Participações S.A. (“SMITA”); (ii) the establishment of SMITA by CPFL Geração and CPFL Brasil; (iii) the incorporation of SMITA by ERSA, of which we turned out holding 54.5% interest; and (iv) the change of ERSA’s corporate name to CPFL Energia Renováveis S.A. (“CPFL Energias Renováveis”).  CPFL Energias Renováveis’ financial statements have been consolidated in our consolidated financial statements since August 1, 2011.  The transaction was ratified by our shareholders on December 19, 2011.

•         On April 7, 2011, CPFL Energia S.A. entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Jantus for R$823 million.  On September 21, 2011, CPFL Energia S.A. assigned the Sale and Purchase Agreement to CPFL Energias Renováveis.  In order to complete the acquisition, our subsidiary CPFL Brasil contributed funds to CPFL Energias Renováveis, of which we now hold 63% interest.  The transaction contemplated the acquisition of:  (i) four wind farms in operation in the state of Ceará with Installed Capacity of 210 MW, and (ii) a portfolio of wind farm projects with total Installed Capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.  The acquisition was completed on December 19, 2011.

•         On December 29, 2011, through our subsidiary CPFL Energias Renováveis, we acquired all of the shares of Santa Luzia Energética S.A. (“Santa Luzia”), representing 100% of its capital stock for R$132 million through assumption of debts with BNDES.  As a result, we now have Santa Luzia Small Hydroelectric Power Plant, located in the cities of São Domingos and Iguaçu, in the state of Santa Catarina, with Installed Capacity of 28.5 MW.

•         In January, 2012, through our subsidiary CPFL Energias Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”).  Atlântica I, Atlântica II, Atlântica IV and Atlântica V hold authorizations to produce energy from wind sources as Independent Power Producers for a term of 35 years.  These wind farms are located in the state of Rio Grande do Sul and have aggregate Installed Capacity of 120 MW, all of which have been certified and sold at the auction of alternative sources of energy held on August 2010.  The acquisition was completed on March 23, 2012.

1 Considering CPFL Energia’s stake in each project

•         In March, 2012, through our subsidiary CPFL Energias Renováveis, we acquired 100% of the biomass electric energy and steam generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”). Around 7 MW average of co-generation energy from Usina Ester were commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$177 per MWh (as at January 2012). The remaining 2.8 MW of energy was sold on the free market for 18 years. The transfer of control of SPE Lacenas to the subsidiary was conditional upon approval from ANEEL, which was obtained and the acquisition was concluded on October 18, 2012. The total acquisition price of the assets after the adjustments provided for in the contract R$111.5 million, comprising: (i) R$55.2 million paid by the buyer to the sellers; and (ii) assumption of a net debt of R$56.3 million shown in the balance sheet of the acquired company.

•         On June 19, 2012, through our subsidiary CPFL Renováveis, we acquired the total capital stock of BVP S.A., a subsidiary of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The total price of the acquisition was R$1,095 million, involving: (i) the payment to the sellers of the amount of R$529 million; (ii) the assumption of net debt in the amount of R$439 million; and (iii) R$128 million for settlement of debentures issued by Bons Ventos Geradora de Energia S.A. Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica). As per the Material Fact published on June 19, 2012, ANEEL has approved transfer of the control of BVP to the CPFL Renováveis.

•         On November 27, 2012, the Tanquinho solar power plant (“Tanquinho”) started operations.  Tanquinho is the first solar power plant in the state of São Paulo and the largest in Brazil.  Tanquinho is located in the city of Campinas, with an Installed Capacity of 1.1 MWp.  It is located in an area of 13,700 square meters at Tanquinho Substation, which belongs to one of our distribution subsidiaries.  The Tanquinho plant is expected to generate approximately 1.6 GWh per year.  Our subsidiary CPFL Energias Renováveis was responsible building this project and will be responsible for managing and operating the plant.

•         On December 19, 2012, we, Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”) signed a binding “Investment, Purchase and Sale Agreement and Other Covenants” commitment, with the following objective: (i) disposal to Equatorial by the  Controlling Shareholder of his direct and indirect interest in the control of Rede Energia S.A. (“Rede”) and other companies controlled by Rede (“Acquisition”); and (ii) investment by Equatorial and CPFL Energia of the outlay required for the operational and financial recovery of the companies in the Rede Group, including the electric energy distribution concessionaires controlled by Rede, which are under intervention by ANEEL (“Investment”). The Acquisition and the Investment are interlinked transactions, and the main preceding conditions are as follows: (i) prior consent by ANEEL, resulting in lifting of the interventions in relation to the concessionaires controlled by Rede; (ii) approval by the Conselho Administrativo de Defesa Econômica – CADE; (iii) approval by creditors of Rede and other companies in the Rede group in the process of court reorganization under the court reorganization plan (iv) obtaining the necessary approval on the part of certain creditors and minority shareholders of the companies involved, in accordance with the pertinent law, contracts and shareholders agreements; and (v) obtaining the pertinent corporate approvals.

The following chart provides an overview of our corporate structure, as of March 31, 2013:

(1) Controlling shareholders.

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Termoparaíba and Termonordeste Thermoelectric Facilities;

(4) CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração.

Our core businesses are:

•         Distribution.  In 2012, our eight fully-consolidated distribution subsidiaries delivered 40,645 GWh of electricity to approximately 7.2 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

•         Conventional generation sources.  As of December 31, 2012, we had Installed Capacity of 2,234 MW.  During 2012, we generated a total of 7,697 GWh of electricity, and we had 9,949 GWh of Assured Energy, the amount of energy representing our long‑term average electricity production, as established by ANEEL, which is the primary driver of our revenues relating to generation activities.  We hold equity interests in eight Hydroelectric Power Plants (Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães-Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó).  Although the concession for Serra da Mesa Hydroelectric Facility is held by Furnas, we are entitled to 51.54% of its Assured Energy.  In October 2010, Foz do Chapecó Hydroelectric Power Plant started operations, currently representing an Installed Capacity of 855 MW, of which we hold a share of 51%, or 436.1 MW.  We also own three Thermoelectric Power Plants, two of which were acquired in 2009 (Termonordeste and Termoparaíba) through the acquisition of EPASA.  In December 2010 and January 2011, respectively, Termonordeste and Termoparaíba power plants started operations with Installed Capacity of 170.8 MW each one.  We hold an aggregate 52.75%2 interest in Termonordeste and Termoparaíba, or 180.2 MW.

•         Renewable generation sources.  In 2011, we established CPFL Energias Renováveis, in which we own a 63% interest, to concentrate our activities in energy generation through renewable sources.  Currently, all of our wind farms and thermoelectric biomass plants, as well as 35 of our 47 Small Hydroelectric Power Plants, are managed by CPFL Energias Renováveis.  These 35 Small Hydroelectric Power Plants are responsible for 92.5% of the aggregate capacity generated by our Small Hydroelectric Power Plants as a whole, of which: (i) 35 are operational, with aggregate Installed Capacity of 326 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso.  Additionally, we have 33 wind farms, of which (i) 15 3 are operational, with aggregate Installed Capacity of 555.5 MW, located in the states of Ceará and Rio Grande do Norte, and (ii) 18 are under construction, with an estimated Installed Capacity of 482 MW, scheduled to commence operations between 2013 and 2016.  We also have eight thermoelectric biomass plants, of which:  (i) six are operational, with aggregate Installed Capacity of 270 MW, located in the states of São Paulo and Rio Grande do Norte, and (ii) two are under construction and with an estimated capacity of 100 MW, scheduled to start operations in 2013.  We closed 2012 with total Installed Capacity (i.e., including through our conventional generation sources segment) of 2,961 MW.  We will use part of our increased Installed Capacity for our own distribution and commercialization activities.

2 We acquired 51% of the shares of EPASA in September 2009.  However, as a result of a dilution of EPASA’s capital stock in December 2011, we now hold a 52.75% interest in it.

3 This number includes seven wind farms in Santa Clara complex with an istalled capacity of 188 MW.  We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. Although the construction of the Transmission line is not yet completed, these wind farms are ready to start generating energy.

•         Commercialization.  Our commercialization subsidiaries handle our commercialization operations and provide agency services to Free Consumers before the CCEE and other agents, including guidance on their operational requirements.  CPFL Brasil, our largest commercialization subsidiary, procures and sells electricity to Free Consumers, other commercialization and generation companies and distribution facilities.  In 2012, we sold 15,029 GWh of electricity, of which 10,179 GWh was sold to unaffiliated third parties.

•         Services.   Since January 1, 2012, we started to analyze the services segment separately and we now disclose information with respect to our services activities as an operating segment.  Our subsidiary CPFL Serviços provides electricity-related services, such as project design and construction, to our affiliates and unaffiliated parties.

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

Complete the development of our existing renewable generation projects, expand our generation portfolio by developing new conventional and renewable energy generation projects and maintain our position as market leader in renewable energy sources.  In 2011, we became the largest renewable energy company in Brazil by establishing CPFL Energias Renováveis and acquiring 100% of the shares of Jantus, a company engaged in the generation of energy through renewable sources, especially wind power.  In 2012, our Installed Capacity increased to 2,961 MW, 2,234 MW of which was conventionally generated, and 727 MW of which was generated through renewable sources.  This represented a 12.0% increase as compared to 2011, when our Installed Capacity was 2,644 MW.  This increase was due to (i) the acquisition of Bons Ventos wind farm complex, which we completed on June 19, 2012; (ii) the commencement of operations of Bio Ipê and Bio Pedra Thermoelectric Power Plants on May 17, 2012 and May 31, 2012, respectively; (iii) the acquisition of Ester Thermoelectric Power Plant, which we completed in October 18, 2012; (iv) the commencement of operations of Tanquinho solar power plant on November 27, 2012; and (v) the commencement of operations of Salto Góes Small Hydroelectric Power Plant on December 28, 2012.  In January 2012, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V wind farms, to be operational in 2013.  We completed the acquisition of the Atlântica wind farms on March 23, 2012. Additionally, the Santa Clara wind farms are ready to start generating energy (although the construction of the transmission line is not yet completed). We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012.

By the end of 2013, when Coopcana and Alvorada biomass Thermoelectric Power Plants, Campo dos Ventos II, Macacos I and Atlântica wind farms are expected to become fully operational, our Installed Capacity may reach 3,169 MW.  By the end of 2016, when we expect the Campo dos Ventos I, III and V wind farms (the “Campo dos Ventos Complex”) and the São Benedito complex to become operational, it may reach 3,327 MW.  Part of these generation facilities have associated long‑term power purchase agreements (“PPAs”), approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment.  We also have a 3,800  MW (of which our share is 2,394  MW) portfolio of projects to be developed in the next years through our subsidiary CPFL Energias Renováveis. As consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional conventional and renewable generation projects.

Focus on further improving our Net Income operating efficiency.  The distribution of electricity in our distribution concession areas is our largest business segment, representing approximately 69.9% of our consolidated net income.  We continue to focus on improving the quality of our service and maintaining efficient operating costs by exploiting synergies and technologies.  We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.  In 2011, we started the Tauron program, aiming at an efficiency breakthrough based on smart grid technologies that increase our operational efficiency by allowing us to control our operations remotely and avoiding staff’s displacement.  Under the Tauron program, our main projects relate to mobility, telemetry, self-healing, asset management and performance management. We expect to fully implement Tauron project by 2014.

Expand and strengthen our commercialization and services business.  Free Consumers represent a significant segment of the electricity market in Brazil (approximately 27% of the market share).  We strive to enter into bilateral contracts (through our subsidiary CPFL Brasil, our commercialization subsidiary) with former consumers of our distribution companies that become Free Consumers, in addition to attracting additional Free Consumers from outside of our distribution companies’ concession areas.  In order to achieve this objective, we foster positive relationships with customers by providing electricity-related services, strategic advice and decision-making support.

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

Our Service Territory

Distribution

We are one of the largest electricity Distributors in Brazil, based on the amount of electricity we delivered in 2012.  Our eight distribution subsidiaries together supply electricity to a region covering 175,237 square kilometers, primarily in the States of São Paulo and Rio Grande do Sul.  Their concession areas include 559 municipalities and a population of approximately 18 million people.  Together, they provided electricity to approximately 7.2 million consumers as of December 31, 2012.  Our eight subsidiaries distributed approximately 13% of the total electricity distributed in Brazil, based on data from the Energetic Studies Company (Empresa de Pesquisas Energéticas - EPE).

Distribution Companies

We have eight distribution subsidiaries:

•         CPFL Paulista.  Companhia Paulista de Força e Luz (“CPFL Paulista”) supplies electricity to a concession area covering 90,440 square kilometers in the state of São Paulo with a population of approximately 9.5 million people.  Its concession area covers 234 4 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba.  CPFL Paulista had approximately 3.9 million consumers as of December 31, 2012.  In 2012, CPFL Paulista distributed 21,521 GWh of electricity, which accounts for approximately 22.0% of the total electricity distributed in the state of São Paulo, and 6.6% of the total electricity distributed in Brazil, during that period.

•         CPFL Piratininga.  Companhia Piratininga de Força e Luz (“CPFL Piratininga”) supplies electricity to a concession area covering 5,618 square kilometers in the southern part of the state of São Paulo with a population of approximately 3.8 million people.  Its concession area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí.  CPFL Piratininga had approximately 1.5 million consumers as of December 31, 2012.  In 2012, CPFL Piratininga distributed 9,156 GWh of electricity, accounting for approximately 11.4% of the total electricity distributed in the state of São Paulo, and 3.4% of the total electricity distributed in Brazil, during that period.

4 These numbers consider municipalities within the concession area of each subsidiary only.  Please note that we also serve consumers in municipalities within the concession area of other concessionaire where, for any reason, those consumers are not assisted by such concessionaire.

•         RGE.  Rio Grande Energia S.A. (“RGE”) supplies electricity to a concession area covering 58,823 square kilometers in the state of Rio Grande do Sul with a population of approximately 3.7 million people.  Its concession area covers 253 municipalities, including the cities of Caxias do Sul and Gravataí.  RGE had approximately 1.4 million consumers as of December 31, 2012.  In 2012, RGE supplied 7,690 GWh of electricity (6,533 GWh distributed to Final Consumers, and 1,157 GWh delivered principally to small electric concessionaires and small rural cooperatives), which accounts for approximately 33.8% of the total electricity distributed in the state of Rio Grande do Sul, and 2.1% of the total electricity distributed in Brazil, during that period.

•         CPFL Santa Cruz.  Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) supplies electricity to a concession area covering 11,870 square kilometers, which includes 24 municipalities in the northwest part of the state of São Paulo and three5 municipalities in the state of Paraná.  In 2012, CPFL Santa Cruz distributed 1,004 GWh of electricity to approximately 191,071 consumers, accounting for approximately 0.8% of the total electricity distributed in the state of São Paulo, and 0.2% of the total electricity distributed in Brazil, during that period.

•         CPFL Jaguari.  Companhia Jaguari de Energia (“CPFL Jaguari”) supplies electricity to a concession area covering 252 square kilometers, which includes two municipalities of the state of São Paulo.  In 2012, CPFL Jaguari distributed 442 GWh of electricity to approximately 34,972 consumers.

•         CPFL Mococa.  Companhia Luz e Força de Mococa (“CPFL Mococa”) supplies electricity to a concession area covering 1,844 square kilometers, which includes one municipality in the state of São Paulo and three5 municipalities in the state of Minas Gerais.  In 2012, CPFL Mococa distributed 202 GWh of electricity to approximately 42,872 consumers.

•         CPFL Leste Paulista.  Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) supplies electricity to a concession area covering 2,589 square kilometers, which includes seven municipalities of the state of São Paulo.  In 2012, CPFL Leste Paulista distributed 266 GWh of electricity to approximately 53,202 consumers.

•         CPFL Sul Paulista.  Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) supplies electricity to a concession area covering 3,802 square kilometers, which includes five municipalities of the state of São Paulo.  In 2012, CPFL Sul Paulista distributed 365 GWh of electricity to approximately 77,505 consumers.

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

As of December 31, 2012, our Distribution Networks consisted of 235,498 kilometers of distribution lines, including 327,455 distribution transformers.  Our eight distribution subsidiaries had 9,644 km of High Voltage distribution lines between 34.5 kV and 138 kV.  At that date, we had 446 transformer sub-stations for transforming High Voltage into Medium Voltages for subsequent distribution, with total transforming capacity of 13,650 mega-volt amperes.  Of the industrial and commercial consumers in our concession area, 308 had 69 kV, 88 kV or 138 kV high-voltage electricity supplied through direct connections to our High Voltage distribution lines.

System Performance
Electricity Losses

We experience two types of electricity losses:  technical losses and commercial losses.  Technical losses are those that occur in the ordinary course of our distribution of electricity.  Commercial losses are those that result from illegal connections, fraud or billing errors and similar matters.  Electricity loss rates of our three largest distribution subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) compare favorably to the average for other major Brazilian electricity Distributors in 2011 according to the most recent information available from the Brazilian Association of Electric Energy Distributors, Associação Brasileira de Distribuidores de Energia Elétrica (“ABRADEE”), an industry association.

We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud or billing errors.  To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing.  332,777 inspections were conducted during 2012, which we believe led to a recovery of receivables estimated at more than R$42.1 million.

Power Outages

The following table sets forth the frequency and duration of electricity outages per consumer for the years 2012 and 2011 for each of our distribution subsidiaries:

	Year ended December 31, 2012

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

FEC[1]	5.37	4.24	8.94	5.83	4.66	5.69	6.57	9.10
DEC[2]	7.48	5.66	14.61	5.28	4.49	5.83	8.26	10.80

__________________

(1)           Frequency of outages per consumer per year (number of outages)

(2)           Duration of outages per consumer per year (in hours)

	Year ended December 31, 2011

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista

FEC[1]	5.36	4.87	9.44	8.15	5.10	5.24	6.17	5.73
DEC[2]	6.77	6.44	15.19	8.43	7.00	5.95	9.66	9.06

__________________

(1)           Frequency of outages per consumer per year (number of outages).

(2)           Duration of outages per consumer per year (in hours).

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages.  According to data from ABRADEE for 2011, our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista and CPFL Piratininga are among the lowest in Brazil compared to companies of similar size. The duration of outages at RGE are comparatively higher than those at CPFL Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in Southern Brazil mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network. However, their duration and frequency of outages are below the national average.

ANEEL establishes performance indicators per consumer to be complied with by power companies.  If these indicators are not reached, we are obliged to reimburse our consumers, and our revenues are negatively affected.  In 2011, according to data from ANEEL, the amount we reimbursed our consumers was lower than the average amount reimbursed by power companies of similar size.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately up to 14% of total interruptions.  Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions.  In 2012, we invested a total of R$1,403 million in improvements of (i) the logistics of our operations, (ii) our systems, and (iii) our infrastructure to support operations, across our different business segments.  We expect to invest an additional R$1,033 million for such purposes in 2013.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities.  In 2012, 11.2% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries.

In 2012, we purchased 10,781 GWh of electricity from the Itaipu power plant, amounting to 17.9% of the total electricity we purchased.  Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity.  This treaty will expire in 2023.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu.  The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW.  ANEEL annually determines the amount of electricity to be sold by Itaipu.  We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity, at a price of US$24.88/kW.  Our purchases represent approximately 17.0% of Itaipu’s total supply to Brazil.  This share was fixed by law according to the amount of electricity sold in 1991.  The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar‑denominated debts, as well as the cost of transmitting the power to their concession areas.

The Itaipu plant has an exclusive transmission network.  Distribution companies pay a fee for the use of this network.

In 2012, we paid an average of R$104.98 per MWh for purchases of electricity from Itaipu, as compared to R$89.68 during 2011 and R$93.23 during 2010.  These figures do not include the transmission fee.

We purchased 49,471 GWh of electricity in 2012 from generating companies other than Itaipu, representing 82.1% of the total electricity we purchased.  We paid an average of R$113.95 per MWh for purchases of electricity from generating companies other than Itaipu, as compared to R$110.73 per MWh in 2011 and R$109.47 per MWh in 2010.  For more information on the Regulated Market and the Free Market, see “—The Brazilian Power Industry—The New Industry Model Law.”

The following table shows amounts purchased from our suppliers in the Regulated Market and in the Free Market, for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	(in GWh)
Energy purchased for resale
Itaipu Binacional	10,781	10,855	10,835
Electric Energy Trading Chamber - CCEE	8,656	5,002	3,373
PROINFA	1,070	1,032	1,133
Energy purchased in the Regulated Market and through bilateral contracts	39,745	33,964	37,043
TOTAL	60,252	50,853	52,384

The provisions of our electricity supply contracts are governed by ANEEL regulations.  The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

As from 2013, all distribution companies in Brazil purchase electricity from power producers which concessions were renewed in accordance with Law 12,783/13. The tariffs and electricity amounts to be purchased by each distribution company, as well as the provisions of the applicable agreements between distribution companies and power producers, will be defined by ANEEL.  We expect that tariffs for the purchase of electricity by distributors will be lower than the current average energy prices.

Transmission Tariffs.  In 2012, we paid a total of R$1,574 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and Transmission of high-voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

We classify our consumers into five principal categories.  See note 25  to our audited consolidated financial statements for a breakdown of our sales by category.

•         Industrial consumers.  Sales to final industrial consumers accounted for 25.7% of our revenue of electricity sales in 2012.

•         Residential consumers.  Sales to final residential consumers accounted for 41.7% of our revenue of electricity sales in 2012.

•         Commercial consumers.  Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 21.3% of our revenue of electricity sales in 2012.

•         Rural consumers.  Sales to final rural consumers accounted for 3.1% of our revenue of electricity sales in 2012.

•         Other consumers.  Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.2% of our revenue of electricity sales in 2012.

Retail Distribution Tariffs.  We classify our consumers into two different groups, Group A consumers and Group B consumers, based on the voltage level at which the electricity is supplied to them.  Each consumer is placed in a certain tariff level defined by law and based on its respective classification.  Some discounts are available depending on the consumer classification, tariff level or environment for trading (Free Consumers and generators).  Group B consumers pay higher tariffs.  Tariffs in Group B vary by type of consumer (residential, rural, other categories and public lighting).  Consumers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system.  The tariffs we charge for sales of electricity to Final Consumers are determined pursuant to our concession agreements and regulations ratified by ANEEL.  These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments.  For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”

Group A consumers receive electricity at 2.3 kV or higher.  Tariffs for Group A consumers are based on the voltage level at which electricity is supplied, and the time of day electricity is supplied.  The consumers may opt for a different tariff applicable in peak periods in order to optimize the use of the electric network.  Tariffs for Group A consumers consist of two components:  TUSD and an “energy charge.”  The TUSD, expressed in reais  per kW, is based on the (i) contracted firm capacity or (ii) power capacity actually used.  The energy charge, expressed in reais  per MWh, is based on the amount of electricity actually consumed.  Group A consumers are those that may opt to purchase electricity in the Free Market under the New Industry Model Law.  See “—The Brazilian Power Industry—The New Industry Model Law.”

Group B consumers receive electricity at less than 2.3 kV (220V and 127V).  Tariffs for Group B consumers consist of a demand and an energy consumption charge, both charged in R$/MWh.

The following tables set forth our average retail prices for each consumer category for 2012 and 2011.  These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2012 and 2011.

	Year ended December 31, 2012

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa

	(R$/MWh)
Residential	435.92	421.82	574.07	499.93	517.27	484.53	408.83	561.97
Industrial	337.54	323.62	387.23	369.94	405.36	342.09	287.36	366.44
Commercial	362.04	369.08	542.93	445.90	481.60	441.20	366.92	467.04
Rural	201.74	230.32	286.14	238.51	265.33	252.28	215.05	270.56
Other	268.94	263.54	212.53	199.61	343.06	313.66	263.45	322.24
Total	364.69	364.89	416.12	367.08	407.33	393.87	313.75	423.06

	Year ended December 31, 2011

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa

	(R$/MWh)
Residential	416.68	418.90	541.53	483.21	511.15	481.14	404.51	551.81
Industrial	322.85	313.27	365.08	373.34	416.55	325.14	292.58	355.70
Commercial	349.56	366.33	516.05	437.55	476.79	457.17	363.79	461.81
Rural	192.31	226.27	278.91	235.28	257.46	252.16	211.65	264.64
Other	263.01	278.88	375.98	312.84	340.36	308.73	262.51	317.38
Total	348.63	359.99	440.20	399.14	400.59	384.20	314.96	409.66

Under current regulations, residential consumers may be eligible to pay reduced tariffs if:  (i) their monthly earnings are equal or lower than half of the minimum wage, (ii) their monthly earnings are lower than three minimum wages, and one (or more) of the family members has a disease that requires continuous use of an electric-powered equipment, or (iii) they receive certain benefits under Brazilian government’s social programs.  In order to benefit from the regulations, these consumers must register with the respective federal government registry.  The discounts applied to the tariffs depend on the amount of energy consumed.  Discounts range from 10% to 65% for energy consumption varying from 30 KW to 220 KW per month.  Another benefit afforded to these residential consumers is that they are not required to pay the Proinfa Program charge or any extraordinary tariff approved by ANEEL.

TUSD.  Under applicable laws and regulations, we are required to allow other concessionaire’s consumers  to use our high‑voltage distribution system, including Free Consumers within our distribution concession areas that are supplied by other distributors.  All of our consumers must also pay a fee for the use of our network (TUSD).  In 2012, tariff revenues for the use of our network by Free Consumers amounted to R$1,412 million.  The average tariff for the use of our network was R$89.07/MWh and R$90.03/MWh in 2012 and 2011, respectively, including the TUSD we charge to other distributors connected to our Distribution Networks.

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our consumers is determined by consumer and tariff categories.  Meter readings and invoicing take place on a monthly basis for Low Voltage consumers, with the exception of rural consumers, whose meters are read in intervals varying from one to three months, as authorized by relevant regulation.  Bills are issued from meter readings or on the basis of estimated usage.  Low voltage consumers are billed within three business days after the meter reading, with payment required until five business days after the invoice presentation date.  In case of nonpayment, we send the consumer a notice of nonpayment with the following month’s invoice and we allow the consumer up to 15 days to settle the amount owed to us.  If payment is not received within three business days after that 15-day period, the consumer’s electricity supply may be suspended.  We may also take other measures, such as inclusion of the consumer in the list of debtors of credit reporting agencies, or extrajudicial or judicial collection through collection agencies.

High voltage consumers are billed on a monthly basis with payment required within five business days after the receipt of invoice.  In the event of nonpayment, we send the consumer a notice up to four business days, giving a deadline of 15 days to make payment.  If payment is not made within three business days after that 15‑day period, the consumer’s service is discontinued.

According to data from ABRADEE for 2011, the percentage of customers in default of our three largest distribution subsidiaries compare favorably to the average for other major Brazilian electricity distributors.  For this purpose, consumers in default are consumers whose bills are one to 90 days due.  Bills due for over 90 days are deemed not recoverable.

Customer Service

We strive to provide high-quality customer service to our distribution consumers.  We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week.  In 2012, our call centers responded to approximately 12.0 million calls.  We also provide customer service through our Internet website, which handled approximately 12.3 million customer requests in 2012, and through our branch offices, which handled approximately 3.2 million customer requests in 2012.  The growth in electronic requests has allowed us to reduce our customer service costs and provide customer service through our call center to a larger number of customers without access to the Internet.  Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

Generation of Electricity

We are actively expanding our generating capacity.  In accordance with Brazilian regulation, revenues from generation are based mainly on Assured Energy of each facility, rather than its Installed Capacity or actual output.  Assured Energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement.  For certain companies, actual output is determined periodically by the ONS in view of demand and hydrological conditions.  Provided generators have sold their electricity and participate in the MRE, they will receive at least the revenue amount corresponding to the Assured Energy, even if they do not actually generate all of it.  Conversely, if a generating facility’s output exceeds its Assured Energy, its incremental revenue is equal only to the costs associated therewith.  Most of our Hydroelectric Power Plants are members of the MRE, which mitigates hydrologic risks.

At December 31, 2012, CPFL Geração owned a 51.54% interest in the Assured Energy from the Serra da Mesa power plant.  Through our generation subsidiaries CERAN, BAESA, ENERCAN and Chapecoense, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves, 14 de Julho and Foz do Chapecó plants, which have been operational since December 2004, November 2005, February 2007, March 2008, December 2008 and October 2010, respectively.  Through CPFL Jaguari Geração, we owned a 6.93% interest in the Luis Eduardo Magalhães power plant.  We also hold authorization to operate three Thermoelectric Power Plants, two of which were acquired in 2009 (Termonordeste and Termoparaíba) through the acquisition of EPASA (a subsidiary of CPFL Geração).  Termonordeste started operations on December 24, 2010 and Termoparaíba, on January 13, 2011.

In February 2012, we completed the installation of a lowering system in the Foz do Chapecó generating units. Through this system, we helped the ONS control the reactive power in the region.  ANEEL will reimburse our investment in Foz do Chapecó in five years, through which we expect to increase our revenues.

Bio Ipê and Bio Pedra Thermoelectric Power Plants started operations in May 17, 2012 and May 31, 2012, respectively.   We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. Although the construction of the Transmission line is not yet completed, these wind farms are ready to start generating energy. On November 27, 2012 and December 28, 2012, the Tanquinho solar power plant and Santo Góes Small Hydroelectric Power Plant started operations.

In 2012, we also completed the acquisition of the Atlântica and Bons Ventos wind farms and the Ester Thermoelectric Power Plant in March, June, and October, respectively.

CPFL Geração was a winner in the auction of electric energy transmission held in December 2012.  CPFL Geração obtained the right to build, maintain and operate the Piracicaba Substation, located in the state of São Paulo, with installed capacity of 800 MVA, more than than 80,000 square meters of area and within approximately 5 km of the CPFL Paulista Substation.  The concession is for a 30-year term.  Although the Piracicaba Substation is a Transmission asset, it will attend CPFL Paulista’s Distribution Network in Piracicaba.  Our Allowed Annual Revenue equals R$8,87 million.  On December 19, 2012, we established CPFL Transmissão Piracicaba to operate the Piracicaba Substation.

At December 31, 2012, through our subsidiaries CPFL Geração and CPFL Brasil, we owned 63.0% interest in CPFL Energias Renováveis, a company resulting from an association with ERSA, and which holds our subsidiaries engaged in the generation of electricity from renewable sources.  We have fully consolidated CPFL Energias Renováveis in our financial statements since August 1, 2011, upon the incorporation of SMITA by ERSA.  On a meeting held on March 8, 2012, our Board of Directors approved the engagement of investment banks to commence studies regarding a potential public offering of CPFL Energias Renováveis.  However, due to market conditions, on October 4, 2012, CPFL Energias Renováveis filed with the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”), a request for cancellation of the registration process of its intend public offering.  As of the date of this annual report, CPFL Energias Renováveis is comprised of:

•         18 subsidiaries involved in the generation of electric energy through 35 Small Hydroelectric Power Plants in operation, with total Installed Capacity of 326.6 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso;

•         33 subsidiaries involved in the generation of electric energy from wind sources, of which (i) fifteen 5 are operational, with total Installed Capacity of 555.5 MW, located in the state of Ceará and Rio Grande do Norte, and (ii) 18 are under construction, with an estimated Installed Capacity of 482 MW, scheduled to start operations between 2013 and 2016;

•         eight subsidiaries involved in the generation of electric energy from biomass, of which (i) six are operational, with total Installed Capacity of 270 MW, located in the states of São Paulo and Rio Grande do Norte and (ii) two are under construction, with an estimated Installed Capacity of 100 MW, scheduled to start operations in 2013.  On August 27, 2010, our first sugarcane bagasse-powered plant started operations, through CPFL Bioenergia (Baldin energy generation plant) with 45 MW of Installed Capacity.  CPFL Bio Formosa began operations on September 2, 2011, with Installed Capacity of 40 MW.  CPFL Bio Buriti became operational on October 7, 2011 with Installed Capacity of 50 MW.  Bio Ipê became operational on May 17, 2012 with Installed Capacity of 25 MW.  Bio Pedra became operational on May 31, 2012 with Installed Capacity of 70 MW.  We completed the acquisition of Ester Thermoelectric Power Plant on October 18, 2012.  Ester has an Installed Capacity of 40 MW;

5 This number includes seven wind farms in Santa Clara complex with an istalled capacity of 188 MW.  We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. Although the construction of the Transmission line is not yet completed, these wind farms are ready to start generating energy.

•         one subsidiary involved in the generation of electric energy from solar power plant, with total Installed Capacity of 1.1 MW, located in the state of São Paulo. On November 27, 2012, the Tanquinho Plant started operations and is expected to generate approximately 1.6 GWh/year.

We also owned 12 Small Hydroelectric Power Plants through CPFL Geração and certain of our distribution companies at December 31, 2012.

Our total Installed Capacity from all of these facilities was 2,961 MW as of December 31, 2012.  Most of the electricity we produce come from our Hydroelectric Power Plants. We generated 10,570 GWh in 2012, 9,638 GWh in 2011 and 9,142 GWh in 2010.

At the request of ANEEL, in January 2013, we completed the transfer of the Substation and the exclusive Transmission lines of Foz do Chapecó to the Basic Network, therefore reducing regulatory losses deriving from the plants’ Assured Energy from 1.61% to 0.29% and eliminating maintenance costs.  We expect to reduce our costs in approximately R$7 million annually.

We are currently involved in the construction of Alvorada and Coopcana co‑generation plants, the Campo dos Ventos II wind farm and the wind farms of the Macacos I, São Benedito, Atlântica and the Campo dos Ventos complexes. We are also currently engaged in refurbishment of the CERAN complex.  We are installing equipment to assure the free flow of water in the three hydroelectrical plants and therefore increase their availability. We expect to complete the refurbishment at CERAN by 2014.

The following table sets forth certain information relating to our principal facilities in operation as of December 31, 2012:

	Holding company	Partic.	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
Hydroelectric plants:			Our share	TOTAL	Our share	TOTAL
Serra da Mesa	CPFL Geração	51.54%	657.1	1,275.0	3,029.5	5,878.0	1998		2028(1)
Monte Claro	CPFL Geração	65%	84.5	130.0	335.9	516.8	2004		2036
Barra Grande	CPFL Geração	25.01%	172.6	690.0	833.9	3,334.1	2005		2036
Campos Novos	CPFL Geração	48.72%	428.7	880.0	1,612.8	3,310.4	2007		2035
Castro Alves	CPFL Geração	65%	84.5	130.0	364.4	560.6	2008		2036
14 de Julho	CPFL Geração	65%	65.0	100.0	284.7	438.0	2008		2036
Luis Eduardo Magalhães	CPFL Jaguari Geração	6.93%	62.5	902.5	319.7	4,613.0	2001		2032
Foz do Chapecó	CPFL Geração	51%	436.1	855.0	1,930.0	3,784.3	2010		2036
SUBTOTAL - Hydroelectric plants			1.991,0		8,710.9

Thermoelectric plants:
Carioba	CPFL Geração	100%	36.0	36.0	93.7	93.7	1954		2027
EPASA
Termonordeste	CPFL Geração	52.75%	90.1	170.8	572.1	1,084.5	2010		2042
Termoparaíba	CPFL Geração	52.75%	90.1	170.8	572.1	1,084.5	2011		2042
SUBTOTAL - Thermoelectric plants			216,2		1,237.8

Renewable sources
Small Hydroelectric Plants
Cariobinha	CPFL Geração	100%	1.3	1.3	-	-	1936	(2)	2027
Salto do Pinhal	CPFL Geração	100%	0.6	0.6	-	-	1911	(2)	2027
Ponte do Silva	CPFL Geração	100%	0.1	0.1	-	-	1956	(3)	2027
Lavrinha	CPFL Sul Paulista	100%	0.3	0.3	(4)		1947	(3)
Macaco Branco	CPFL Jaguari	100%	2.4	2.4	(4)		1911		2042
Pinheirinho	CPFL Mococa	100%	0.6	0.6	(4)		1911	(3)
Rio do Peixe I	CPFL Leste Paulista	100%	3.1	3.1	(4)		1925		2042
Rio do Peixe II	CPFL Leste Paulista	100%	15.0	15.0	(4)		1998		2042
Santa Alice	CPFL Leste Paulista	100%	0.6	0.6	(4)		1907	(3)
São José	CPFL Sul Paulista	100%	0.8	0.8	(4)		1934	(3)
São Sebastião	CPFL Mococa	100%	0.7	0.7	(4)		1925	(3)
Turvinho	CPFL Sul Paulista	100%	0.8	0.8	(4)		1912	(3)

Americana	CPFL Renováveis	63.00%	18.9	30.0	44.7	71.0	1949	2002	2027
Andorinhas	CPFL Renováveis	63.00%	0.3	0.5	2.3	3.7	1940		(3)
Buritis	CPFL Renováveis	63.00%	0.5	0.8	1.9	3.1	1922		2027
Capão Preto	CPFL Renováveis	63.00%	2.7	4.3	12.6	20.0	1911	2008	2027
Chibarro	CPFL Renováveis	63.00%	1.6	2.6	9.3	14.8	1912	2008	2027
Dourados	CPFL Renováveis	63.00%	6.8	10.8	38.6	61.2	1926	2002	2027
Eloy Chaves	CPFL Renováveis	63.00%	11.8	18.8	64.0	101.5	1954	1993	2027
Esmeril	CPFL Renováveis	63.00%	3.2	5.0	15.9	25.2	1912	2003	2027
Gavião Peixoto	CPFL Renováveis	63.00%	3.0	4.8	21.1	33.5	1913	2007	2027
Guaporé	CPFL Renováveis	63.00%	0.4	0.7	3.1	4.9	1950		(3)
Jaguari	CPFL Renováveis	63.00%	7.4	11.8	44.7	71.0	1917	2002	2027
Lençóis	CPFL Renováveis	63.00%	1.1	1.7	8.4	13.3	1917	1988	2027
Monjolinho	CPFL Renováveis	63.00%	0.4	0.6	1.5	2.5	1893	2003	2027
Pinhal	CPFL Renováveis	63.00%	4.3	6.8	20.4	32.4	1928	1993	2027
Pirapó	CPFL Renováveis	63.00%	0.5	0.8	3.2	5.1	1952	(3)
Saltinho	CPFL Renováveis	63.00%	0.5	0.8	4.0	6.4	1950	(3)
Salto Grande	CPFL Renováveis	63.00%	2.9	4.6	14.2	22.6	1912	2003	2027
Socorro	CPFL Renováveis	63.00%	0.6	1.0	3.0	4.7	1909	1994	2027
Santana	CPFL Renováveis	63.00%	2.7	4.3	14.5	23.0	1951	2002	2027
Três Saltos	CPFL Renováveis	63.00%	0.4	0.6	3.0	4.7	1928		2027
São Joaquim	CPFL Renováveis	63.00%	5.1	8.1	28.0	44.5	1911	2002	2027
Diamante	CPFL Renováveis	63.00%	2.6	4.2	8.8	14.0	2005		2019
Santa Luzia	CPFL Renováveis	63.00%	18.0	28.5	101.7	161.4	2007		2037
Arvoredo	CPFL Renováveis	63.00%	8.2	13.0	42.9	68.1	2010
Alto Irani	CPFL Renováveis	63.00%	13.2	21.0	75.6	120.0	2008		2032
Plano Alto	CPFL Renováveis	63.00%	10.1	16.0	56.7	90.0	2008		2032
Barra da Paciência	CPFL Renováveis	63.00%	14.5	23.0	75.1	119.1	2011		2029
Cocais Grande	CPFL Renováveis	63.00%	6.3	10.0	28.3	44.9	2009		2029
Corrente Grande	CPFL Renováveis	63.00%	8.8	14.0	44.9	71.3	2011		2030
Ninho da Águia	CPFL Renováveis	63.00%	6.3	10.0	35.9	56.9	2011		2029
Paiol	CPFL Renováveis	63.00%	12.6	20.0	60.8	96.5	2010		2032
São Gonçalo	CPFL Renováveis	63.00%	6.9	11.0	41.9	66.6	2010		2030
Varginha	CPFL Renováveis	63.00%	5.7	9.0	29.7	47.2	2010		2029
Várzea Alegre	CPFL Renováveis	63.00%	4.7	7.5	26.9	42.7	2011		2029
Salto Góes	CPFL Renováveis	63.00%	12.6	20.0	61.3	97.2	2012		2043
SUBTOTAL - Small Hydroelectric power plants			231.9	352.9	1,048.9

Thermoelectric biomass plants:
Baldin (CPFL Bioenergia)	CPFL Renováveis	63.00%	28.4	45.0	70.6	112.41	2010		2039
Bio Buriti	CPFL Renováveis	63.00%	31.5	50.0	116.0	184.1	2011		2040
Bio Formosa	CPFL Renováveis	63.00%	25.2	40.0	88.5	140.4	2011		2032
Bio Ipê	CPFL Renováveis	63.00%	15.8	25.0	45.2	71.7	2012		2041
Bio Pedra	CPFL Renováveis	63.00%	44.1	70.0	134.7	213.7	2012		2047
Bio Ester	CPFL Renováveis	63.00%	25.2	40.0	56.3	89.4	2012		2045
SUBTOTAL - Thermoelectric biomass plants			170.2	270.0	511.3	811.4

Wind farm plants
Praia Formosa	CPFL Renováveis	63.00%	66,2	105.0	165.0	252.6	2009		2033
Icaraizinho	CPFL Renováveis	63.00%	34,4	54.6	56.8	266.2	2009		2033
Choró	CPFL Renováveis	63.00%	15,9	25.2	69.0	64.6	2009		2033
Paracuru	CPFL Renováveis	63.00%	15,9	25.2	144.6	110.2	2008		2036
Taiba	CPFL Renováveis	63.00%	10.6	16.8	37.0	58.8	2008		2032
Bons Ventos	CPFL Renováveis	63.00%	31.8	50.4	117.3	186.2	2010		2033
Canoa Quebrada	CPFL Renováveis	63.00%	37.0	58.8	132.9	210.9	2010		2032
Enacel	CPFL Renováveis	63.00%	19.8	31.5	73.4	116.5	2010		2032
Santa Clara I	CPFL Renováveis	63.00%	18.9	30.0	75.6	120.0	2011		2045
Santa Clara II	CPFL Renováveis	63.00%	18.9	30.0	70.1	111.3	2011		2045
Santa Clara III	CPFL Renováveis	63.00%	18.9	30.0	69.0	109.5	2011		2045
Santa Clara IV	CPFL Renováveis	63.00%	18.9	30.0	67.9	107.7	2011		2045
Santa Clara V	CPFL Renováveis	63.00%	18.9	30.0	68.4	108.6	2011		2045
Santa Clara VI	CPFL Renováveis	63.00%	18.9	30.0	67.3	106.9	2011		2045
Eurus VI	CPFL Renováveis	63.00%	5.0	8.0	17.1	27.2	2011		2045
SUBTOTAL - Wind Farms			350.0	555.5	1,231.4	1,957.2
Solar power plant
Tanquinho	CPFL Renováveis	63.00%	0.7	1.1	1.0	1.7	2012
SUBTOTAL – Solar power plant			0.7	1.1	1.0	1.7

TOTAL (our share only)			2,961		12.741.4

__________________

(1)           The concession for Serra da Mesa is held by Furnas.  We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30-year rental agreement, expiring in 2028.

(2)           Power plants that are not active.

(3)           Hydroelectric projects with an Installed Capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.

(4)           Power plants that currently do not have Assured Energy approved by the MME.  The energy that they produce is used by our distribution subsidiaries, reducing our energy purchases.  We have applied for the assignment of a total of 78.6 GWh per year of Assured Energy for these nine Small Hydroelectric Power Plants and are waiting for MME and ANEEL approval.

Hydroelectric plants

Serra da Mesa.  Our largest Hydroelectric Facility in operation is the Serra da Mesa facility, which we acquired in 2001 from VBC, one of our controlling shareholders.  Furnas began construction of the Serra da Mesa facility in 1985.  In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction.  Serra da Mesa currently consists of three Hydroelectric Facilities located on the Tocantins River in the state of Goiás.  The Serra da Mesa facility began operations in 1998 and has an Installed Capacity of 1,275 MW.  The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility.  Under Furnas’ rental agreement with us, which has a 30-year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028, irrespective of the actual electricity produced by the facility, even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires.  We sell all of such electricity to Furnas under an electricity purchase contract that expires in 2014 at a price that is adjusted annually based on the IGP-M.  After the expiration of this electricity purchase arrangement with Furnas, we will retain, until 2028, the right to 51.54% of the Assured Energy of Serra da Mesa.  We will be allowed to commercialize it in accordance with regulations applicable at such time.  Our share of the Installed Capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.  On April 27, 2012, the MME published Ordinance No. 262, which extended the concession for Serra da Mesa to November 12, 2039.

CERAN Complex.  We own a 65.0% interest in CERAN, a subsidiary that was granted a 35-year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex.  The other shareholders are CEEE (30.0%) and Desenvix (5.0%).  The CERAN hydroelectric complex consists of three Hydroelectric Power Plants:  Monte Claro, Castro Alves and 14 de Julho.  The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul.  The entire CERAN Complex has an Installed Capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share will be 985.1 GWh/year.  We sell our participation in the Assured Energy of this complex to affiliates in our group.  These facilities are operated by CERAN, under CPFL Geração’s supervision.

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

Castro Alves (CERAN Complex).  In March 2008, the first generation unit of the Castro Alves plant became operational, with an Installed Capacity of 43.4 MW and annual Assured Energy of 353.0 GWh.  In April 2008, the second generation unit became operational, with an Installed Capacity of 43.4 MW and annual Assured Energy of 207.6 GWh.  In June 2008, this plant became fully operational (when the third generation unit started operations), with a total Installed Capacity of 130 MW and annual Assured Energy of 560.6 GWh.  Castro Alves added 84.5 MW to our capacity and an annual Assured Energy of 364.4 GWh.

14 de Julho (CERAN Complex).  The first generation unit of the 14 de Julho plant became operational in December 2008, and the second generation unit became fully operational in March, 2009.  This plant has a total Installed Capacity of 100 MW and an annual Assured Energy of 438.0 GWh. 14 de Julho added 65 MW to our capacity and an annual Assured Energy of 284.7 GWh.

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

Foz do Chapecó.  We own a 51.0% interest in Chapecoense, a joint venture formed by a consortium of private and public sector companies that was granted a 35-year concession in November 2001 to construct, finance and operate the Foz do Chapecó Hydroelectric Facility.  The remaining 49.0% interest in the joint venture is divided among Furnas, which holds a 40% interest, and CEEE, which holds a 9.0% interest.  The Foz do Chapecó Hydroelectric Power Plant is located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul.  The first generating unit started operations on October 14, 2010, the second one on November 23, 2010, the third one on December 30, 2010 and the fourth one on March 12, 2011.  The Foz do Chapecó Hydroelectric Power Plant has added 436.1 MW to our Installed Capacity.  Of our 51% share in the Assured Energy of this project, we sell 40% to affiliates in our group and 11% through CCEARs.

Luis Eduardo Magalhães Power Plant.  We own a 6.93% interest in the Luis Eduardo Magalhães power plant, also known as UHE Lajeado.  The plant is located on the Tocantins river in the state of Tocantins, and became fully operational in November 2002 with a total Installed Capacity of 902.5 MW and Assured Energy of 4,613 GWh per year.  The plant was built by Investco S.A., a consortium comprised of Lajeado Energia, EDP (Energias de Portugal), CEB (Companhia Energética de Brasília) and Paulista Lajeado (which we acquired in 2007).

Thermoelectric power plants

We have authorization to operate three Thermoelectric Power Plants.  Termonordeste and Termoparaíba are powered by fuel oil from the EPASA complex, with total Installed Capacity of 341.6 MW and Assured Energy of 2,169.0 GWh.  We own an aggregate 52.75% interest in Termonordeste and Termoparaíba.  The Termonordeste and Termoparaíba Thermoelectric Power Plants are located in the city of João Pessoa, in the state of Paraíba.  The construction of these plants began in October 2009.  The electricity of these power plants was sold in CCEARs, and part of this energy was bought by our own distributors. Termonordeste became operational on December 24, 2010, and Termoparaíba on January 13, 2011.

The Carioba facility has an Installed Capacity of 36 MW; however, it is officially out of operations since October 19, 2011 per Order No. 4,101 of 2011.  We have applied to terminate Carioba’s concession once ANEEL reduced the subsidy associated with the Fuel Usage Quota Account (Conta de Consumo de Combustível) (the “CCC Account”).  ANEEL has recommended that the MME terminates the Carioba’s concession.  The MME is currently analyzing the request.

Small Hydroelectric Power Plants

We operate 47 Small Hydroelectric Power Plants, of which 35 are owned by CPFL Energias Renováveis, three by CPFL Geração and nine by some of our distribution companies.  Since 1988, we have been investing in their renovation and automation to increase their output.  The program principally involves the replacement of existing turbines and upgrade of peripheral equipment and automated systems, as well as restoring infrastructure.  Through these initiatives, we hope to increase these plants’ Assured Energy and electricity production and reduce operational costs.  For instance, due to the modernization projects we carried out at Gavião Peixoto, Chibarro and Capão Preto in 2004 through 2006, the MME approved new Assured Energy levels at these plants, which increased from 19.3 GWh per year to 33.5 GWh per year for Gavião Peixoto, from 6.1 GWh per year to 14.8 GWh per year for Chibarro and from 8.7 GWh per year to 19.9 GWh per year for Capão Preto.

The automation of these power plants allows us to carry out control, supervision and operations remotely.  Since we acquired CPFL Renováveis, we have established an operational center for the management and monitoring of our power plants in the city of São Paulo (in the state of SP), and in the city of Fortaleza (in the state of Ceará). We have also established an operational center to management and monitor our wind farms, so that the entire production cycle of our power plants are now remotely controlled in real time.

Biomass Thermoelectric Power Plants

CPFL Bioenergia.  In partnership with Baldin Bioenergia, we have constructed a co-generation plant in the city of Pirassununga, in the state of São Paulo.  The construction began in October 2008 and the plant became operational on August 27, 2010.  This co-generation plant has added 45.0 MW to our Installed Capacity.  All of this electricity has been sold to CPFL Brasil.

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

CPFL Bio Buriti.  On March 23, 2010, CPFL Bio Buriti (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The construction of CPFL Bio Buriti began in March 2010 and the plant began operations on October 7, 2011.  The Installed Capacity of this plant is 50 MW.  CPFL Bio Buriti has an associated PPA in force until 2030.

CPFL Bio Ipê.  On March 23, 2010, CPFL Bio Ipê (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The construction of CPFL Bio Ipê began in December 2010 and the plant began operations on May 17, 2012.  The Installed Capacity of this plant is 25 MW. This project has an associated PPA in force until 2032.

CPFL Bio Pedra.  On March 23, 2010, CPFL Bio Pedra (which we formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  Bio Pedra started operations on May 31, 2012 with an Installed Capacity 70 MW. The electricity from Bio Pedra has been sold through an auction held in 2010, with CCEARs in force until 2027.

CPFL Bio Ester. On March 9, 2012, through our subsidiary CPFL Energias Renováveis, we entered into an agreement to purchase 100% of the electric energy and water steam co-generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”).  Usina Ester holds authorization from ANEEL to exploit electric energy from biomass (sugar cane), with Installed Capacity of 40.0 MW.  The acquisition was complete on October 18, 2012. CPFL Bio Ester has an associated PPA in force until 2025.

Solar Power Plant

Tanquinho.  Tanquinho solar power plant, in the state of São Paulo, started operations in November 27, 2012, with an Installed Capacity of 1.1 MWp.  We expect Tanquinho to generate approximately 1.6 GWh per year.

Wind Farms

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

Taíba Albatroz:  Taíba Albatroz wind farm, in the state of Ceará, has an Installed Capacity of 16.8 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Taíba Albatroz wind farm was concluded on June 19, 2012.

Bons Ventos:  Bons Ventos wind farm, in the state of Ceará, has an Installed Capacity of 50.4 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Bons Ventos wind farm was concluded on June 19, 2012.

Enacel:  Enacel wind farm, in the state of Ceará, has an Installed Capacity of 31.5 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Enacel wind farm was concluded on June 19, 2012.

Canoa Quebrada:  Canoa Quebrada wind farm, in the state of Ceará, has an Installed Capacity of 58.8 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Canoa Quebrada wind farm was concluded on June 19, 2012.

Santa Clara Complex:  Santa Clara Complex, in the state of Rio Grande do Norte, comprises seven wind farms with an Installed Capacity of 188 MW an associated CCEAR in force until 2032.  We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. Although the construction of the Transmission line is not yet completed, these wind farms are ready to start generating energy.

Expansion of Installed Capacity

Demand for electricity in our distribution concession areas continues to grow.  To address this increase in demand, and to improve our margins, we are expanding our Installed Capacity.  Through our subsidiary CPFL Energias Renováveis, we are building Alvorada and Coopcana co-generation plants, Campo dos Ventos II wind farm and the wind farms of the Macacos I, São Benedito, Atlântica and Campo dos Ventos complexes, which together will have an Installed Capacity of 582 MW (our share will be 367 MW).  By the end of 2016, we expect that the total generating capacity from these facilities will become fully operational.

The following table sets forth information regarding our current generation projects as of the date of this annual report:

	Estimated Installed Capacity	Estimated Assured Energy	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available	Estimated Assured Energy Available to us
Plants under development	(MW)	(GWh/yr)			(%)		(GWh/yr)
Thermoelectric biomass
Alvorada Thermoelectric plant	50	157.7	February 2012	2Q 2013	63.00	31	99.3
Coopcana Thermoelectric plant	50	157.7	February 2012	2Q 2013	63.00	31	99.3
Subtotal	100	315.4				62	198.6

Wind Farms
Campo dos Ventos II Wind Farm (1)	30	131.4	2012	3Q 2013	63.00	19	82.8
Campo dos Ventos Wind Farms (3 companies) (2)	82	352.2	2012	3Q 2016	63.00	52	221.9
Macacos I Wind Farms (4 companies) (3)	78	328.5	November 2010	3Q 2013	63.00	49	207.0
São Benedito Wind Farms (6 companies) (4)	172	779.6	2012	3Q 2016	63.00	108	491.2
Atlântica Wind Farms (4 companies) (5)	120	461.7	2012	3Q 2013	63,00	76	290.8
Subtotal	482	2,053.4				304	1,293.7

TOTAL	582	2,368.8				366	1,492.3

__________________

 (1)          Campo dos Ventos II

(2)           Campo dos Ventos I, III, V.

(3)           Macacos, Pedra Preta, Costa Branca and Juremas.

(4)           Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho.

(5)           Atlântica I, II, IV and V.

Biomass Thermoelectric power plants

Project Alvorada.  The construction of CPFL Bio Alvorada began in 2012 in the city of Araporã, in the state of Minas Gerais, and operations are scheduled to start in the first half of 2013.  The Installed Capacity of CPFL Bio Alvorada is expected to be 50 MW and Assured Energy is 157.7 GWh.  This project has an associated PPA in force until 2032.

Project Coopcana.  The construction of CPFL Bio Coopcana began in 2012 in the city of São Carlos do Avaí, in the state of Paraná, and operations are scheduled to start in the first half of 2013.  The Installed Capacity of CPFL Bio Alvorada is expected to be 50 MW and Assured Energy is 157.7 MWh.  This project has an associated PPA in force until 2033.

Wind Farms

Project Campo dos Ventos II Wind Farm.  In 2010, CPFL Geração acquired Campo dos Ventos II wind farm.  Construction of Campo dos Ventos II in the cities of João Câmara and Parazinho, in the state of Rio Grande do Norte, is in progress.  Operations are scheduled to start in the second half of 2013.  This wind farm will have an Installed Capacity of 30 MW and Assured Energy of 131.4 GWh.  The electricity from Campo dos Ventos II has been sold through an auction held in 2010, with CCEARs in force until 2033.

Project Campo dos Ventos Wind Farms.  In 2010, CPFL Geração acquired Campo dos Ventos I, III, V wind farms.  The operations are scheduled to start in the second half of 2016.  They will have Installed Capacity of 82 MW and Assured Energy of 352.2 GWh.  This project has an associated PPA in force until 2033.

Project Macacos I Wind Farms.  The Macacos I complex is comprise of by Macacos, Pedra Preta, Costa Branca and Juremas wind farms, which will have an aggregate Installed Capacity of 78 MW and aggregate Assured Energy of 328.5 GWh.  The construction of these wind farms has already started and operations are scheduled to commence in the second half of 2013.  The electricity from these wind farms has been sold through an auction of alternative sources held in 2010, with CCEARs in force until 2032.

Project São Benedito Wind Farms.  The São Benedito complex is comprised of Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, São Domingos, Ventos do São Martinho 6 and Santa Úrsula wind farms, which will have an aggregate Installed Capacity of 172 MW and aggregate Assured Energy of 779.6 GWh.  The operations are scheduled to start in the second half of 2016.  This project has an associated PPA in force until 2034.

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

6 Please note that São Domingos and Ventos de São Martinho Wind farms, which we mentioned in our 2011 annual report as part of Campo dos Ventos Compex, have been allocated to the São Benedito complex to better exploit synergies among the wind farms.

•         providing agency services to Free Consumers and Power Generators before the CCEE and other agents, such as guidance on their operational requirements.

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

Services

Through CPFL Serviços, we offer our consumers a wide range of electricity-related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  Our main electricity-related services include:

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

•         Self-production networks:  The self-production networks offered by CPFL Serviços are made up of electric energy production alternatives.  They ensure supply of energy to consumers, diversify inputs and reduce costs.  We have generators (diesel and natural gas) that operate only in peak periods, which reduce electricity costs of our customers.  Our co-generation activities (natural gas) include the simultaneous and sequential production of electric and thermoelectric energy using a single kind of fuel.  We also offer solutions in acclimatization and energy-efficiency projects, as well as distributed generation of solar energy.

•         Equipment recovery:  CPFL Serviços has experience refurbishing electric assets in any state in order to restore their efficiency.  Our familiarity with refurbishing equipment also allows us to produce distribution and high-power transformers.  In addition, we self-produce and fabricate measurement panels, as well as panels for protection and command networks.

•         CPFL Atende: CPFL Atende is a contact center and customer relationship company, created to provide services both for the companies within our group and for other companies. Among these services are face-to-face attendance, back office, credit recovery, toll free customer support, ombudsman, service desk and sales.

•         CPFL Total: CPFL Total is a gathering and onlending company and has an authorized network that offers services as receiving water, electric power, telephone, bank, cable TV bills. It's also possible to issue second electric power invoices, changing billing preferences and prepaid cellphones cards. For the Business Customers, CPFL Total provides the "Serviço em Conta", that enable to charge products and services in the electric power invoices.

•         CPFL Nect: CPFL Nect is a company created to provide nature transactional administrative services such as human resources, purchasing and logistics of materials, maintenance and operation of IT systems and administrative infrastructure for the companies within our group. Aims to standardize processes and productivity gains.

Competition

We face competition from other generation and commercialization companies in the sale of electricity to Free Consumers.  Distribution and Transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and Transmission of electricity by other parties upon payment of a tariff.

Brazilian law and our concession agreements provide that all of our distribution and hydroelectric concessions or authorizations can be renewed once with approval from the MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services or hydropower exploitation are met.  We intend to apply for the extension of each concession upon its expiration.  We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions.  The Federal Government has absolute discretion over whether to renew existing concessions, and the acquisition of certain concessions by competing investors could adversely affect our results of operations.

Our Concessions and Authorizations

Hydroelectric generation projects with a capacity greater than 1,000 kW operated by an Independent Power Producer can usually only be implemented through concessions granted by ANEEL through public biddings (and the execution of a concession agreement).  Requests to renew these concessions are examined by ANEEL on a case‑by‑case basis, according to the terms of the related agreement and public bidding note.  However, ANEEL retains the power to deny the request to extend the concession period.

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

The table below summarizes the concessions relative to our generation business.  In addition to these concessions, CPFL Sul Centrais, as an Independent Power Producer with generating capacity of less than 1,000 kW, operates under a regulatory authorization rather than a concession agreement.

Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and Rio Grande do Sul	35 years from November 2001	At the discretion of ANEEL
036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May 2001	At the discretion of ANEEL
008/2001	CERAN	14 de Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 2001	At the discretion of ANEEL
043/2000	ENERCAN	Campos Novos	Santa Catarina	35 years from May 2000	At the discretion of ANEEL
005/1997	Investco	Luiz Eduardo Magalhães	Tocantins	35 years from December 1997	At the discretion of ANEEL
015/1997	CPFL Geração	UTE Carioba	São Paulo	30 years from November 1997	30 years
Decree No. 85,983/81	CPFL Geração	Serra da Mesa	Goiás	(1)	20 years
015/1997	CPFL Geração	Cariobinha (Small Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Geração	Salto do Pinhal (micro Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Geração	Ponte do Silva (micro Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1999	CPFL Jaguari	Macaco Branco (Small Hydroelectric Power Plant)	São Paulo	30 years (from December 2012)	(2)
018/1999	CPFL Leste Paulista	Rio do Peixe I and II (Small Hydroelectric Power Plants)	São Paulo	30 years (from December 2012)	(2)
(3)	CPFL Leste Paulista	Santa Alice (micro Hydroelectric Power Plant)	São Paulo	(3)	-
(3)	CPFL Sul Paulista	Lavrinha (micro Hydroelectric Power Plant)	São Paulo	(3)	-
(3)	CPFL Sul Paulista	São José (micro Hydroelectric Power Plant)	São Paulo	(3)	-
(3)	CPFL Sul Paulista	Turvinho (micro Hydroelectric Power Plant)	São Paulo	(3)	-
(3)	CPFL Mococa	Pinheirinho (micro Hydroelectric Power Plant)	São Paulo	(3)	-
(3)	CPFL Mococa	São Sebastião (micro Hydroelectric Power Plant)	São Paulo	(3)	-
015/1997	CPFL Renováveis	Americana	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Andorinhas	São Paulo	(3)	(3)
015/1997	CPFL Renováveis	Buritis	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Capão Preto	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Chibarro	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Dourados	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Eloy Chaves	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Esmeril	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Gavião Peixoto	São Paulo	30 years from November 1997	20 years

Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
015/1997	CPFL Renováveis	Guaporé	São Paulo	(3)	(3)
015/1997	CPFL Renováveis	Jaguari	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Lençóis	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Monjolinho	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Pinhal	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Pirapó	São Paulo	(3)	(3)
015/1997	CPFL Renováveis	Saltinho	São Paulo	(3)	(3)
015/1997	CPFL Renováveis	Salto Grande	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Socorro	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Santana	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Três Saltos	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	São Joaquim	São Paulo	30 years from November 1997	20 years
Ordinance No. 475	CPFL Renováveis	Diamante	São Paulo	30 years from November 1997	30 years

__________________

(1)     We have the contractual right to 51.54% of the Assured Energy of this facility under a 30-year rental agreement, expiring in 2028.  The concession for Serra da Mesa is held by Furnas and it was recently extended to November 12, 2039.  On April 27, 2012, the MME published Ordinance No. 262, which approved the renewal of the concession for Serra da Mesa.

(2)     Hydroelectric projects with an Installed Capacity higher than 1,000 kW that were granted through a concession process with the regulatory authority and the administrator of power concessions.

(3)     Hydroelectric projects with an Installed Capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.

Law No. 12,783, of January 11, 2013, defined the conditions for the renewal of generation, Transmission and distribution concessions that have been obtained under the conditions specified in articles 17, 19 or 22 of Law No. 9,074 of July, 7, 1995.  These concessions may be extended once at the discretion of the Federal Government, for a period of up to 30 years in order to ensure the continuity and efficiency of the services rendered and low tariffs.  Law No. 12,783/13 provided that renewals that would take place in 2015, 2016 or 2017 could be anticipated to 2012. On December 4, 2012, we had the concessions of the Rio do Peixe I and II and Macaco Branco Small Hydroelectrical Power Plants renewed for an indefinite period.  Rio do Peixe I and II belong to our distribution subsidiary CPFL Leste Paulista, and Macaco Branco belongs to CPFL Jaguari.

The renewal of the concessions of Rio do Peixe I and II and Macaco Branco are subject to other conditions, as follows: (i) the energy generated shall be sold to all distribution companies in Brazil according to quotas defined by ANEEL (previously, energy was sold only to the respective distribution subsidiary); (ii) the concessionaire’s annual revenue shall be defined by ANEEL, subject to tariff reviews (previously, the energy prices were defined contractually and adjusted according to the IPCA); and (iii) the assets that had not yet been amortized should be indemnified, which indemnization would not be considered as annual revenue. The remuneration relating to new assets or existing assets that have not been indemnified would be considered as annual revenue.  Rio do Peixe I e II had their assets indemnified at R$34.4 million.  Macaco Branco had its assets fully amortized, and had no right to indemnization.

Additionally, Resolution No. 521 of December 11, 2012 established that the generation concessions that were renewed under the conditions of Law No. 12,783/13 should no longer belong to distribution companies, which should transfer the generation concessions to non-distribution companies within six months from the date of renewal.  The concessions of Rio do Peixe I and II and Macaco Branco will remain linked to CPFL Leste Paulista and CPFL Jaguari up until June 2013, when we will transfer them to a non-distribution subsidiary.

In connection with our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, see “Item 3.  Risk Factors—We are uncertain as to the renewal of our concessions.”

Authorizations
Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
2106/2009	CPFL Bioenergia	Baldin Thermoelectric Power Plant	São Paulo	30 years from September 24, 2009	At the discretion of the granting authority
2277/2010	EPASA	Termoparaíba Thermoelectric Power Plant	Paraíba	35 years from December 7, 2007	At the discretion of MME
2277/2010	EPASA	Termonordeste Thermoelectric Power Plant	Paraíba	35 years from December 12, 2007	At the discretion of MME
259/2002	CPFL Bio Formosa S.A.	Baía Formosa Thermoelectric Power Plant	Rio Grande do Norte	30 years from May 15, 2002	At the discretion of the granting authority
2643/2010	CPFL Bio Buriti S.A.	Buriti Thermoelectric Power Plant	São Paulo	30 years from December 16, 2010	At the discretion of the granting authority
2375/2010	CPFL Bio Ipê S.A.	Ipê Thermoelectric Power Plant	São Paulo	30 years from May 3, 2010	At the discretion of the granting authority
129/2010	CPFL Bio Pedra S.A.	Pedra Thermoelectric Power Plant	São Paulo	35 years from February 28, 2010	At the discretion of the granting authority
609/2010	Santa Clara I Energia Renováveis Ltda.	Santa Clara I	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
683/2010	Santa Clara II Energia Renováveis Ltda.	Santa Clara II	Rio Grande do Norte	35 years from August 05, 2010	At the discretion of the granting authority
610/2010	Santa Clara III Energia Renováveis Ltda.	Santa Clara III	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
672/2010	Santa Clara IV Energia Renováveis Ltda.	Santa Clara IV	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
838/2010	Santa Clara V Energia Renováveis Ltda.	Santa Clara V	Rio Grande do Norte	35 years from October 11, 2010	At the discretion of the granting authority
670/2010	Santa Clara VI Energia Renováveis Ltda.	Santa Clara VI	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
749/2010	Eurus VI Energias Renováveis Ltda.	Eurus VI	Rio Grande do Norte	35 years from August 25, 2010	At the discretion of the granting authority
Resolution No. 606	SPE Arvoredo Energia S.A.	Arvoredo	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
Resolution No. 587	SPE Alto Irani Energia S.A.	Alto Irani	Santa Catarina	30 years from October, 30, 2002	At the discretion of the granting authority
Resolution No. 607	SPE Plano Alto Energia S.A.	Plano Alto	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
Resolution No. 348	SPE Barra da Paciência Energia S.A.	Barra da Paciência	Minas Gerais	30 years from December 20, 1999	At the discretion of the granting authority
Resolution No. 349	SPE Cocais Grande Energia S.A.	Cocais Grande	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
Resolution No. 17	SPE Corrente Grande Energia S.A.	Corrente Grande	Minas Gerais	30 years from January, 17, 2000	At the discretion of the granting authority
Resolution No. 370	SPE Ninho da Águia Energia S.A.	Ninho da Águia	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
Resolution No. 406	SPE Paiol Energia S.A.	Paiol	Minas Gerais	30 years from August 07, 2002	At the discretion of the granting authority
Resolution No. 13	SPE São Gonçalo Energia S.A.	São Gonçalo	Minas Gerais	30 years from January, 14, 2000	At the discretion of the granting authority
Resolution No. 355	SPE Varginha Energia S.A.	Varginha	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
Resolution No. 367	SPE Várzea Alegre Energia S.A.	Várzea Alegre	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
Ordinance No. 352	SPE Santa Luzia Energética S.A.	Santa Luzia	Santa Catarina	35 years from December 21, 2007	At the discretion of the granting authority
Resolution No. 307	Eólica Formosa Geração e Comercialização de Energia S.A.	Praia Formosa	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Resolution No. 454	Eólica Icaraizinho Geração e Comercialização de Energia S.A.	Icaraizinho	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Resolution No. 306	SIIF Cinco Geração e Comercialização de Energia S.A.	Choró	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Resolution No. 460	Eólica Paracuru Geração e Comercialização de Energia S.A.	Paracuru	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Ordinance No. 564/11	Pedra Preta Energia S.A.	Pedra Preta	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Ordinance No. 557/11	Macacos Energia S.A.	Macacos	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
Ordinance No. 556/11	Juremas Energia S.A.	Juremas	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
Ordinance No. 585/11	Costa Branca Energia S.A.	Costa Branca	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Ordinance No. 134	Atlântica I Parque Eólico S.A.	Atlântica I	Rio Grande do Sul	35 years from February 28, 2011	At the discretion of the granting authority
Ordinance No. 148	Atlântica II Parque Eólico S.A.	Atlântica II	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
Ordinance No. 147	Atlântica IV Parque Eólico S.A.	Atlântica IV	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
Ordinance No. 148	Atlântica V Parque Eólico S.A.	Atlântica V	Rio Grande do Sul	35 years from March 22, 2011	At the discretion of the granting authority
Ordinance No. 625	Bons Ventos Geradora de Energia S.A.	Enacel	Ceará	30 years from November 13, 2002	At the discretion of the granting authority
Ordinance No. 680	Bons Ventos Geradora de Energia S.A.	Canoa Quebrada	Ceará	30 years from December 11, 2002	At the discretion of the granting authority
Ordinance No. 778	Bons Ventos Geradora de Energia S.A.	Taíba Albatroz	Ceará	30 years from December 24, 2002	At the discretion of the granting authority
Ordinance No. 093	Bons Ventos Geradora de Energia S.A.	Bons Ventos	Ceará	30 years from March 10, 2003	At the discretion of the granting authority
Ordinance No. 257	Campo dos Ventos II Energias Renováveis S.A.	Campo dos Ventos II	Rio Grande do Norte	35 years from April 18, 2011	At the discretion of the granting authority
Ordinance No. 3714	SPE Bio Alvorada S.A.	Bio Alvorada Thermoelectric Power Plant	Minas Gerais	30 years from October 29,2012	At the discretion of the granting authority
Ordinance No. 3328	SPE Bio Coopcana S.A.	Bio Coopcana Thermoelectric Power Plant	Paraná	30 years from February 14, 2012	At the discretion of the granting authority
Ordinance No. 3510	SPE Salto Góes Energia S.A.	Salto Góes	Santa Catarina	30 years from August 19, 2010	At the discretion of the granting authority

Independent Power Producers

A generation company classified as an Independent Power Producer under Brazilian law receives a concession or authorization to produce energy for its own consumption or for sale to local distribution companies, Free Consumers, and other types of consumers.  The price to be charged by Independent Power Producers for the sale of energy to certain types of consumer is subject to general criteria established by ANEEL, whereas the sale price to others can be freely negotiated between the parties.

Concessionaires

A company classified as a concessionaire under Brazilian law receives a concession to distribute, transmit or generate electric energy.  Since concessions usually involve public services or assets, they can only be granted through a public bidding procedure (licitação pública).  Most of the tariffs charged by concessionaires of public services are determined by ANEEL. Concessionaires are not free to negotiate these rates with consumers, except for (i) generation concessionaires, which are free to establish those rates and (ii) distribution concessionaires that may grant discounts to consumers (as long as equal treatment is granted to other consumers within the same category).

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

Properties

Our principal properties consist of hydroelectric generation plants.  Due to the adoption of IFRS, we have reclassified our distribution companies’ fixed assets, comprised mainly of Substations and Distribution Networks, partially as intangible assets and partially as financial assets of concession.  The net book value of our total property, plant and equipment as of December 31, 2012 was R$9,535 million.  No single one of our properties produces more than 10.0% of our total revenues.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

The Brazilian Power Industry

According to the ANEEL, as of December 31, 2012, the installed capacity of power generation in Brazil was 121,104 MW.  Historically, approximately 70% of the total installed capacity in Brazil has derived from hydropower generation facilities.

In September 2012, the MME and the EPE submitted a new ten year expansion plan for approval at a public hearing, under which Brazil’s installed power generation capacity will reach 182.4 GW by 2021, of which 116.8 GW (64.1%) is projected to be hydroelectric, 29.5 GW (16.1%) is projected to be thermoelectric and nuclear and 36.1 GW (19.8%) is projected to be from renewable sources.

Currently, approximately 32% of the installed capacity in Brazil is owned by Eletrobras, a joint capital and publicly traded company controlled by the Federal Government.  We are the second largest private player within the electricity generation sector, with 2.4% of the market share.

According to the EPE, electricity consumption in Brazil grew by 3.5% in 2012, reaching 448.3 TWh.  The MME and the EPE estimate that electricity consumption will grow by 4.2% per year until 2021, following the growth trend in GDP, industrial production, population, among other variables. The distribution segment in Brazil is still fragmented with six companies controlling approximatey 50% of the market.  We are the largest player within the electricity distribution sector, with 13% of the market share.

Large hydroelectric power plants tend to distance from the consumption centers, which requires construction of large Transmission lines in high and extra-high voltage (230 kV to 750 kV) that often cross the territory of several states.  Brazil has a robust electric grid system, with more than 100,000 km of Transmission lines with voltage equal to or greater than 230 kV and processing capacity of approximately 265,000 MVA from the state of Rio Grande do Sul through the state of Pará.

Principal Regulatory Authorities

Ministry of Mines and Energy — MME

The MME is the Brazilian government’s primary authority the power industry.  Following the adoption of the New Industry Model Law (in 2004), the Brazilian government, acting primarily through the MME, has assumed certain duties that were previously the responsibility of ANEEL, including drafting guidelines for the granting of concessions and issuing directives governing the bidding process for concessions that relate to public services and public assets.

National Energy Policy Council — CNPE

The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”), a committee created in August 1997, advises the President of Brazil on the development of national energy policy.  The CNPE is chaired by the Minister of Mines and Energy and consists of eight government ministers, three members selected by the President of Brazil, another representative of the MME and the president of the EPE.  The CNPE was created to optimize the use of Brazil’s energy resources and to guarantee national energy supply.

Brazilian Electricity Regulatory Agency - ANEEL

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

National Electrical System Operator — ONS

The ONS is a non‑profit organization that coordinates and controls the production and Transmission of energy by electric utilities engaged in the generation, Transmission and distribution.  The primary role of the ONS is to oversee generation and Transmission operations in the Interconnected Power System; subject to regulation and supervision by ANEEL.  The ONS’ objectives and principal responsibilities include:  operational planning for the generation industry, organizing the use of the domestic national grid and international interconnections, guaranteeing that all parties in the industry have access to the Transmission network in a non‑discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Network, and submitting rules for the operation of the Transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a nonprofit organization that is subject to authorization, inspection and regulation by ANEEL.  The CCEE replaced the Wholesale Energy Market, or MAE.

The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements in the Regulated Market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering agreements that result from market adjustments and the volume of electricity contracted in the Free Market, and (ii) accounting for and clearing of short‑term transactions.  The CCEE consists of holders of concessions, permissions and authorized entities within the electricity industry, and Free and Special Consumers.  Its board of directors is composed of four members appointed by these parties, together with one appointed by the MME.  The MME also acts as chairman of the board of directors.

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

Intervention by the granting authority.  As per Law No. 12,767, of December 27, 2012, the granting authority may intervene in the concession, acting through ANEEL, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions.  Within 30 days after the date of the decree, ANEEL is required to commence an administrative proceeding in which the concessionaire is entitled to contest the intervention.  During the term of the administrative proceeding, a government appointed manager becomes responsible for carrying on the concession.  The administrative proceeding must be completed within one year (which may be extended for two more years).  In order for the intervention to cease and the concession to return to the concessionaire, the concessionaire’s shareholders are required to present a detailed recovering plan to ANEEL and correct the irregularities identified by ANEEL.

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

In the power generation sector, Independent Power Producers and self-generators hold an authorization as opposed to a concession.  Independent Power Producers and self-generators do not receive public service concessions or permits to render public services.  Rather, they are granted authorizations or specific concessions to explore water resources that merely allow them to produce, use or sell electric energy.  Each authorization granted to an Independent Power Producer or self-power producer sets forth the rights and duties of the authorized company.  Authorized companies have the right to ask ANEEL to carry out expropriations on their benefit, are subject to ANEEL supervision and are subject to ANEEL’s prior approval in the event of a change in their controlling interests.  Moreover, early unilateral termination of the authorization entitles the authorized company to seek compensation from the granting authority for damages suffered.

An Independent Power Producer may sell part or all of its output to customers on its own account and at its own and risk.  A self‑generator may, upon specific authorization by ANEEL, sell or trade any exceeding energy it is unable to consume.  Independent Power Producers and self‑generators are not granted monopoly rights and are not subject to price controls, with the exception of specific cases.  Independent Power Producers compete with public utilities and among themselves for large customers, pools of customers of distribution companies or any customers not served by a public utility.

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

The New Industry Model Law introduced material changes to the regulation of the power industry, with a view to (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity within Brazil at adequate tariffs through competitive electricity public bidding processes.  The key features of the New Industry Model Law include:

•         Creation of two “environments” for the trading of electricity, including:  (1) the Regulated Market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), called the Free Market, that permits a certain degree of competition.

•         Restrictions on certain activities of distributors, so as to require them to focus on their core business of distribution, to promote more efficient and reliable services to captive consumers.

•         Elimination of self-dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.

•         Maintenance of contracts entered into prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

The New Industry Model Law excludes Eletrobras and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the process of privatization of state-owned companies.

Regulations under the New Industry Model Law include, among other items, rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to Final Consumers.  Under these regulations, all electricity-purchasing agents must contract all of their electricity demand under the guidelines of the new model.  Electricity-selling agents must have “ballast” for their sales (i.e., the amount of energy sold in CCEEs must be previously purchased under PPAs and/or generated by the seller’s own power plants).  Agents that do not comply with such requirements are subject to penalties imposed by ANEEL and CCEE.

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

Environments for the Trading of Electric Energy

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

Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions.  In addition to these auctions, distribution companies will be able to purchase electricity outside the public bidding process from:  (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (ii) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources, (iii) the Itaipu power plant, and (iv) energy sold by Hydroelectric Power Plants which concessions have been renewed by the government under Law No. 12,783/13 (in this latter case, in “energy quotas” distributed among the distribution companies by the federal government, at prices determined by MME/ANEEL).  The electricity generated by Itaipu continues to be sold by Eletrobras to the distribution concessionaires operating in the South/Southeast/Midwest Interconnected Power System, although no specific contract was entered into by such concessionaires.  The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay.  As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real  exchange rate.  Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A Cost recovery mechanism discussed below under “—Distribution Tariffs.”

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

According to the New Industry Model Law, within certain limits (as explained below), electricity distribution entities are entitled to pass through to their respective consumers the costs related to electricity they purchased through public auction as well as any taxes and industry charges.

With respect to the granting of new concessions, the newly enacted regulations require bids for new Hydroelectric Facilities to include, among other things, the minimum percentage of electricity to be supplied to the Regulated Market.

The Free Market

The Free Market covers transactions between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of electric energy, Free Consumers and Special Consumers, as defined below.  Independent Power Producers are generation entities that sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others.  The Free Market will also include existing bilateral contracts between generators and distributors until they expire.  Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

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

Auctions on the Regulated Market

Electricity auctions for new generation projects in process are held (i) five years before the initial delivery date (referred to as “A-5” auctions) or (ii) three years before the initial delivery date (referred to as “A-3” auctions).  Electricity auctions from existing power generation facilities take place (i) one year before the initial delivery date (referred to as “A-1” auctions) or (ii) approximately four months before the delivery date (referred to as “market adjustments”).  The bid announcements of the auctions are prepared by ANEEL, in compliance with guidelines established by the MME, which include a requirement to use the lowest energy price as the criterion to determine the winner of the auction.

Each generation company that participates in an auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity.  The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies.  The CCEAR of both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEAR of “A-1” auctions have a term between five and 15 years.  Contracts arising from market adjustment auctions are limited to a two-year term.  The total amount of energy contracted in such market adjustment auctions may not exceed 1.0% of the total amount of energy contracted by each distributor.

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

Since 2005, CCEE has conducted 17 auctions for new generation projects, 10 auctions for existing power generation facilities, two auctions for alternative generation projects and four auctions for biomass and wind power generation, qualified as “reserve energy.”  No later than August 1st of each year, generators and distributors must provide their estimated electricity generation or estimated electricity demand for the five subsequent years.  Based on this information, the MME establishes the total amount of electricity to be traded in the auction and decides which generation companies may participate in the auction.  The auction is carried out in two phases via an electronic system.  As a general rule, contracts entered into in an auction have the following terms (i) from 15 to 30 years from commencement of supply in cases of new generation projects, (ii) from five to 15 years beginning in the year following the auction in cases of existing power generation facilities, (iii) from 10 to 30 years from commencement of supply in cases of alternate generation projects, (iv) 15 years from commencement of supply in cases of biomass reserve energy and (v) 20 years from commencement of supply in cases of wind power reserve energy.

After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction.  Great part of our CCEARs provides that the price will be adjusted annually in accordance with the IPCA.  However, we also use other indexes to adjust prices in our CCEARs, such as fuel prices.  Distributors grant financial guaranties (principally receivables from the distribution service) to generators in order to secure their payment obligations under the CCEAR.

The Annual Reference Value

The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to Final Consumers.  The Annual Reference Value corresponds to the weighted average of electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in “A-5” auctions and “A-3” auctions.  Distributors that buy electricity at a price lower than the Annual Reference Value in these auctions are allowed to pass through the full amount of the Annual Reference Value to consumers for three years.  The Annual Reference Value is also applied in the first three years of power purchase agreements for new power generation projects.  After the fourth year, the electricity acquisition costs from these projects are allowed to be fully passed through.  The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers:  (i) no pass-through of costs for electricity purchases that exceed 103.0% of actual demand; (ii) limited pass-through of costs for electricity purchases made in an “A-3” auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity purchased in the “A-5” auctions; (iii) limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; and (iv) full pass-through of costs for electricity purchases from existing facilities in the “A-1” auction is limited to 1% of the charge verified in the year prior to the distributor’s notification of estimated electricity demand to the MME.  If the acquired electricity in the “A-1” auction exceeds 1.0% of the charge, pass-through of costs related to the excess charge amount to Final Consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery commencing in 2007 and ending in 2009.  The MME establishes the maximum acquisition price for electricity generated by existing projects that is included in auctions for the sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price, Preço de Liquidação de Diferenças (“PLD”) and the Annual Reference Value.

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

Restricted Activities of Distributors

Distributors in the Interconnected Power System are not permitted to (i) conduct businesses related to the generation or Transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area and under the same conditions and tariffs that are applied to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) conduct businesses that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.  Generators are not allowed to control or hold relevant equity interests in distributors.

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

TUSD

The TUSD is paid by generators and Free and Special Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free or Special Consumer is connected.  The TUSD has two purposes:  (i) to remunerate the concessionaire for the use of the proprietary local network, through the TUSD Service, which varies in accordance with each consumer’s energy peak load, and (ii) to contemplate the regulatory charges applicable to the use of the local network, through the TUSD Charges, which are set by regulatory authorities and linked to the quantity of energy consumed by each consumer.  The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by two tariffs set by ANEEL:  (i) a tariff in R$/kW, which includes the remuneration of the distribution and Transmission concessionaire and (ii) a tariff in R$/MWh, which includes electric energy-related charges and other regulatory costs related to the Distribution Network.

TUST

The TUST is paid by distribution companies, generators and Free and Special Consumers for the use of the Basic Network and is revised annually according to (i) an inflation index and (ii) the annual revenue of the Transmission companies, as determined by ANEEL.  According to criteria established by ANEEL, owners of the different parts of the Transmission network were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the Transmission system users.  Network users, including generation companies, distribution companies and free and special Consumers, have signed contracts with the ONS and the Transmission companies (represented by the ONS) entitling them to the use of the Transmission network in return for the payment of certain tariffs.

Distribution Tariffs

Distribution tariff rates (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions.  When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are not under the control of the distributor, or Parcel A Costs, and (ii) costs that are under control of distributors, or Parcel B Costs.  The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Parcel A 7 Costs include, among others, the following factors:

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

7 Pursuant to ANEEL’s Resolution No. 457/2011, for the generating units embedded in our distribution companies, operating and maintenance costs have been allocated to Parcel A, and depreciation has been excluded from Parcel B.

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

Government Incentives to the Energy Sector

In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”) for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on Hydroelectric Power Plants.  The incentives granted to the Thermoelectric Power Plants included in the PPT are:  (i) guaranty of gas supply for twenty years, pursuant to MME regulations, (ii) an assurance that the costs related to the acquisition of the electric energy produced by Thermoelectric Power Plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranteed access to a special financing program for the electric energy industry from the Brazilian Economic and Social Development Bank (“BNDES”).

In 2002, the Federal Government established the Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica - Proinfa) (the “Proinfa Program”).  Under the Proinfa Program, Eletrobras purchased the energy generated by alternative energy sources for a period of up to 20 years, and this energy is to be acquired by distribution companies for delivery to Final Consumers.  In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW.  The objective of this initiative was to reach a contracted capacity of up to 10.0% of the total annual consumption of electricity in Brazil within 20 years from 2002. The Proinfa Program charge is collected from Final Consumer on a monthly basis. Although provided for in Law No. 10,438/2002, it is still uncertain whether the Federal Government will regulate and implement the second phase of the Program.

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

RGR Fund and UBP

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed.  In 1957, the Brazilian government created a reserve fund designed to provide funds for such compensation (“RGR Fund”).  Public-industry electric companies must make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3.0% of total operating revenues in any year.  Law No. 12,431/2011 extended the imposition of this fee until 2035.  However, Law No. 12,783/13 provides that, as of January 1, 2013, such charge would no longer be levied on distribution companies or new generation and Transmission concessionaries.

The Federal Government has imposed a fee on Independent Power Producers that use hydropower source similar to the fee levied on public-industry generation companies in connection with the RGR.  Independent Power Producers are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules set out in the relevant concession’s public bidding process.  Eletrobras received the UBP payments until December 31, 2002.  All charges related to the UBP since December 31, 2002 have been paid directly to the Federal Government.

CDE Account

In 2002, the Federal Government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the Transmission and distribution systems.  These fees are adjusted annually.  The CDE Account was originally created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources, and (iii) the universalization of electric energy services throughout Brazil.  In addition, the CDE Account subsidizes the operations of theremoelectric generation companies for the purchase of fuel in isolated areas not connected to the Interconnected Power System, which costs were supported by the Fuel Usage Quota Account (Conta de Consumo de Combustível) (the “CCC Account”) before the enactment of Law No. 12,783/13.  As from January 24, 2013 (Provisional Measure 605/13), the CDE Account subsidizes discounts for certain categories of consumers, such as Special Consumers, rural consumers, distribution concessionaires and permissionaires, among others. The CDE Account will be in effect for 25 years from 2002.  It is regulated by the ANEEL and managed by Eletrobras.

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

Default on the Payment of Regulatory Charges

The New Industry Model Law provides that failure to pay required contributions to the regulatory, or certain other payments, such as those due from the purchase of electric energy in the Regulated Market or from Itaipu, will prevent the defaulting party from proceeding with readjustments or reviews of its tariffs (except for extraordinary reviews) and will also prevent the defaulting party from receiving funds from the RGR Fund and CDE Account.

Energy Reallocation Mechanism

Centrally dispatched hydrogenerators are protected against certain hydrological risks by the MRE, which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System.  Under Brazilian law, each Hydroelectric Power Plant is assigned an “Assured Energy”, which is determined in each relevant concession agreement, irrespective of the volume of electricity generated by the facility.  The MRE transfers surplus electricity from those generators that have produced electricity in excess of their Assured Energy to those generators that have produced less than their Assured Energy.  The effective generation dispatch is determined by ONS, which takes into account nationwide electricity demand and hydrological conditions.  The volume of electricity actually generated by the plant, whether less than or in excess of the Assured Energy, is priced pursuant to a tariff denominated “Energy Optimization Tariff” which covers the operation and maintenance costs of the plant.  This revenue or additional expense must be accounted for monthly by each generator.

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

Overview

We are a holding company and, through subsidiaries, we (i) distribute electricity to consumers in our concession areas, (ii) generate electricity from conventional and renewable sources and develop generation projects and (iii) engage in electricity commercialization and (iv) the provision of electricity-related services.  We have four broad initiatives to improve our financial performance:  the expansion of our generation Installed Capacity through greenfield and brownfield investments, the acquisition of additional distributors, the consolidation of our commercialization business as a market leader and the development our services business.

Two very important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business.  In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short‑term variability, have been stable over the medium term. Nevertheless, here are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance.  We face periodic changes in our tariff structure, resulting from the periodic review of our tariffs. In 2011, a new methodology was defined by Aneel for the third cycle of periodic reviews and some of our distributors already had a reduction in average tariffs in 2012.  For information on the new methodology applicable to the third periodic review cycle (2011 to 2014), see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to captive consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.”

We account for four of our generation jointly-controlled entities (BAESA, ENERCAN, Foz do Chapecó and Centrais Elétricas da Paraíba – EPASA) using the proportionate consolidation method.  Upon adoption of IFRS in 2010, our generation subsidiary CERAN has become fully consolidated.  The first generation unit of Foz do Chapecó became operational in October 2010, the second generation unit became operational in November 2010, the third generation unit became operational in December 2010 and the fourth and final generation unit became operational in March 2011.  The Thermoelectric Power Plants Termoparaíba and Termonordeste, both powered by fuel oil from the EPASA complex, became operational in December 2010 and January 2011, respectively.  Since August 1, 2011, CPFL Energias Renováveis has been fully consolidated in our financial statements.

In September 2009, we acquired the Santa Clara complex, which is fully consolidated through our investment in CPFL Energias Renováveis.  Although the construction of the transmission line is not yet completed, these wind farms are ready to start generating energy, we have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. In July 2010, we acquired the Campo dos Ventos II wind farm and the Campo dos Ventos Complex, which are also fully consolidated through CPFL Energias Renováveis.  Campo dos Ventos II is scheduled to start operations in 2013, and the wind farms of the Campo dos Ventos Complex are scheduled to start operations in 2015.  The Macacos I and São Benedito wind farms are scheduled to start operations in 2013 and 2016, respectively.

Additionally, in October 2009, we established CPFL Bio Formosa, which is fully consolidated in our financial statements through CPFL Energias Renováveis.  The main purpose of CPFL Bio Formosa is the generation of thermoelectric energy through co‑generation plants powered by sugar-cane bagasse and straw.  It began operations in the third quarter of 2011.

Our indirect subsidiaries CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra are closely-held companies that were established on January 27, 2010 with the main purpose of generating thermoelectric energy and water stream through co-generation plants powered by sugar-cane bagasse and straw.  On August 26, 2010, CPFL Bio Pedra participated in the wind power reserve auction promoted by ANEEL, in which it entered into an agreement for the supply of 24.3 MW medium of electricity for a term of 15 years beginning in 2013.  CPFL Bio Ipê and CPFL Bio Pedra began operations in the second quarter of 2012.  CPFL Bio Buriti started operations in the second quarter of 2011.

In 2011, we entered into an agreement with ERSA to combine assets and projects relating to renewable energy sources, and established CPFL Energias Renováveis.  We have been fully consolidating CPFL Energias Renováveis in our financial statements since August 1, 2011.  In December 2011, through CPFL Energias Renováveis, we acquired 100% of the shares of Jantus, a company engaged in generation of energy through renewable sources, especially wind power.  By acquiring Jantus, we added the following projects to our portfolio:  (i) four wind farms in operation in the state of Ceará with Installed Capacity of 210 MW, and (ii) wind farm projects with total Installed Capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.

In January, 2012, through our subsidiary CPFL Energias Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies engaged in generation of energy through wind sources, with an aggregate Installed Capacity of 120 MW.  ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012.

In March, 2012, through our subsidiary CPFL Energias Renováveis, we entered into an agreement to purchase 100% of the electric energy and water steam co-generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”).  Usina Ester holds authorization from ANEEL to exploit electric energy from biomass (sugar cane), with Installed Capacity of 40.0 MW.  These co-generation plants, located in the city of Cosmópolis, in the state of São Paulo, are fully operational.  The acquisition was complete on October 18, 2012.

In June  2012, through our subsidiary CPFL Energias Renováveis, we executed a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP, the holding company of Bons Ventos, which hold authorizations to explore wind farms with an aggregate Installed Capacity of 157.5 MW.  The acquisition was complete on June 19, 2012

In November, 2012, the Tanquinho solar power plant (“Tanquinho”) started operations.  Tanquinho is the first solar power plant in the state of São Paulo and the largest in Brazil.  Tanquinho is located in the city of Campinas, with an Installed Capacity of 1.1 MWp.  It is located in an area of 13,700 square meters  at Tanquinho Substation, which belongs to one of our distribution subsidiaries.  The Tanquinho plant is expected to generate approximately 1.6 GWh per year.  Our subsidiary CPFL Energias Renováveis was responsible for building this project and will be responsible for managing and operating the plant.

On December 19, 2012, we, Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”) signed a binding “Investment, Purchase and Sale Agreement and Other Covenants” commitment, with the following objective: (i) disposal to Equatorial by the  Controlling Shareholder of his direct and indirect interest in the control of Rede Energia S.A. (“Rede”) and other companies controlled by Rede (“Acquisition”); and (ii) investment by Equatorial and CPFL Energia of the outlay required for the operational and financial recovery of the companies in the Rede Group, including the electric energy distribution concessionaires controlled by Rede, which are under intervention by ANEEL (“Investment”). The Acquisition and the Investment are interlinked transactions, and the main preceding conditions are as follows: (i) prior consent by ANEEL, resulting in lifting of the interventions in relation to the concessionaires controlled by Rede; (ii) approval by the Conselho Administrativo de Defesa Econômica – CADE; (iii) approval by creditors of Rede and other companies in the Rede group in the process of court reorganization under the court reorganization plan (iv) obtaining the necessary approval on the part of certain creditors and minority shareholders of the companies involved, in accordance with the pertinent law, contracts and shareholders agreements; and (v) obtaining the pertinent corporate approvals

Background
Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs.  In 2012, sales to captive consumers represented 68.0% of the volume of electricity we delivered and 70.2% of our operating revenues, compared to 69.9% and 75.5%, respectively, in 2011.  These proportions may decline if consumers migrate from captive to free status.

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

•         Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure.  Since January 2009, our distribution companies no longer collect the extraordinary revision that was instituted as a result of the national energy rationing process that occurred in 2001.  The last extraordinary revision took place on January 24, 2013 to adjust our tariffs as a result of the changes introduced by Law No. 12,783/13.  Law No. 12,783/13 reduced the CDE charge and eliminated the CCC and RGR charges, therefore reducing the Parcel A Costs (energy prices, charges for the use of the Basic Network and regulatory charges, which we pass on to our consumers).

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

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2009
Economic adjustment(1)	13.58%	2.81%	10.44%	10.69%	10.52%	10.58%	11.80%	11.01%
Regulatory adjustment(2)	7.64%	3.17%	8.51%	13.40%	0.66%	2.36%	-0.16%	0.35%
Total adjustment	21.22%	5.98%	18.95%	24.09%	11.18%	12.94%	11.64%	11.36%
2010(3)
Economic adjustment(1)	1.55%	8.59%	1.72%	1.90%	4.15%	-6.32%	4.30%	5.81%
Regulatory adjustment(2)	1.15%	1.52%	10.65%	8.19%	-0.17%	-6.89%	1.36%	-0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	-13.21%	5.66%	5.16%
2011
Economic adjustment(1)	6.11%	4.45%	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)	1.27%	0.98%	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment	7.38%	5.43%	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)	1.96%	7.71%	0.49%	4.36%	7.20%	-2.20%	-4.41%	-7.15%
Regulatory adjustment(2)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	-3.72%	-7.10%
2013
Economic adjustment(1)	(4)	(4)	(4)	12.14%	-1.83%	7.96%	7.21%	10.76%
Regulatory adjustment(2)	(4)	(4)	(4)	-2.82%	8.83%	-1.48%	-0.90%	-8.05%
Total adjustment	(4)	(4)	(4)	9.32%	7.00%	6.48%	6.31%	2.71%

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.  See note 35 to our financial statements included in this annual report.

(3)           The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(4)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

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

The new methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First cycle		Second cycle		Third cycle

	Adjustment	Economic	Adjustment	Economic	Adjustment	Economic
	date	adjustment	Date	adjustment	date	adjustment

		(%)		(%)		(%)
CPFL Paulista	April 2003	20.66	April 2008	-14.00	April 2013	-
CPFL Piratininga	October 2003	10.14	October 2007	-12.77	October 2013	4.45%
RGE	April 2003	27.96	April 2008	2.34	June 2013	-
CPFL Santa Cruz	February 2004	17.14	February 2008	-14.41	February 2012	4.36% (1)
CPFL Mococa	February 2004	21.73	February 2008	-7.60	February 2012	7.20% (1)
CPFL Leste Paulista	February 2004	20.10	February 2008	-2.18	February 2012	2.20% (1)
CPFL Sul Paulista	February 2004	12.29	February 2008	-5.19	February 2012	4.41% (1)
CPFL Jaguari	February 2004	- 6.17	February 2008	-5.17	February 2012	7.15% (1)

(1) As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista was concluded on February 3, 2013 to February 3, 2012, without the ANEEL´s assessment for distribution subsidiaries´ administrative appeal. This appeal will assessment by ANEEL until February, 2014.

Sales to Potentially Free Consumers

The Brazilian government has introduced regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity.  See “Item 4. Information on the Company—The Brazilian Power Industry—The Free Market.”  To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues.  In 2012 and 2011, approximately 17.0% and 17.6%, respectively, of our electricity sales were to supply potentially Free Consumers.  Most of our potentially Free Consumers have not elected to become Free Consumers.  We believe this is because (i) they consider the advantages of negotiating for a long‑term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly Transmission costs) and the long‑term price risk and (ii) some of our potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass.  Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration.  We do not expect to see a substantial number of our consumers becoming Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long‑term contracts executed in the Regulated Market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2012, we purchased 60,252 GWh, compared to 50,853 GWh in 2011.  Prices under long-term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2012, we purchased 10,781 GWh of electricity from Itaipu (17.9% of the electricity we purchased in terms of volume), as compared to 10,855 GWh (21.3% of the electricity we purchased) in 2011.  See “Item 4.  Information of the Company—Purchases of Electricity—Itaipu.”  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real  depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

In 2012, our Installed Capacity reached 2,961 MW.  CPFL Bioenergia, Foz do Chapecó and Termonordeste power plants started operations in August, October and December 2010, respectively.  In July 2010, we acquired the Campo dos Ventos II wind farm and the Campo dos Ventos Complex in the state of Rio Grande do Norte, which operations are scheduled to start in 2013 and 2016, respecttively.  In 2011, Termoparaíba, CPFL Bio Formosa and CPFL Bio Buriti thermoelectric plants, as well as the fourth generating unit of Foz do Chapecó, started operations.  In February 2012, the construction of CPFL Bio Alvorada and CPFL Bio Coopcana biomass Thermoelectric Power Plants began, and operations are scheduled to start in 2013.  In 2012, we also completed the acquisition of Atlântica and Bons Ventos wind farms in March and June, respectively.  We also completed the acquisition of Ester Thermoelectric Power Plant on October 18, 2012.  Operations of Bio Ipê and Bio Pedra Thermoelectric Power Plants started on May 17, 2012 and May 31, 2012, respectively.  Tanquinho solar power plant and Salto Góes Small Hydroelectric Power Plants also started operations on November 27, 2012 and December 28, 2012, respectively.  Additionally, the Santa Clara wind farms are ready to start generating energy (although the construction of the Transmission line is not yet completed). We have been receiving revenues deriving from the Santa Clara wind farms, as contracted through the “2009 Auction Reserve Energy” (Leilão de Energia de Reserva), since July 2012. Operations of Macacos I and São Benedito wind farms are scheduled to start in 2013 and 2016, respectively.  As a result of our electric energy generation projects in progress, our Installed Capacity will reach 3,327 MW, which represents an increase of 12% by 2016.

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

Under IFRS, regulatory assets and liabilities cannot be recognized  because they do not comply with assets and liabilities requirements established by the Framework for the Preparation and Presentation of Financial Statements (Estrutura Conceitual para Elaboração e Apresentação das Demonstrações Contábeis) issued by IASB.  Therefore, we only account for rights or compensations when our captive clients were billed.

The costs of electricity purchased from Itaipu are indexed to the U.S. dollar exchange variation.  If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period.  These losses will be offset in the future, when the next annual tariff adjustments occur.

Operating Segments

As a result of our association with ERSA and the acquisition of Jantus’ shares in 2011, we have created a separate operating segment to segregate our activities relating to renewable energy sources.  Therefore, as of August 1, 2011, we switched to having four operating segments: distribution, conventional generation sources, renewable generation sources and commercialization.  As of January 1, 2012, we began to analyze the services segment on a segregated basis, therefore, as we mentioned in note 29 from our consolidated financial statements, we have presented  five operating segments: distribution, conventional generation sources, renewable generation sources, commercialization and services.  Because there is no available information on our renewable generation segment for the first half of 2011, the financial information relating to our renewable generation sources segment for the prior period are not comparable to 2011. Furthermore, because we have been analyzing our activities of commercialization and services separately, the 2011 information from both segment are presented separately for purposes of comparison. Therefore, the discussion below will focus on the distribution, generation (conventional and renewable sources), commercialization and services segments.

The profitability of our segments differs.  Our distribution segment reflects primarily sales to captive consumers and charges for the use of our distribution system (TUSD) by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represents 82.3% of our net operating revenue, but its contribution to our net income is smaller.  In 2012, 69.9% of our net income was derived from our distribution activities (in 2011, was 71.0%).

Our generation (conventional and renewable), commercialization and services segments currently represent a small percentage of our net revenues:  8.8%, 8.5% and 0.3% in 2012, and 5.5%, 7.1% and 0.8% in 2011, respectively.  However, the contribution of our generation (conventional and renewable), commercialization and services segments to our net income was higher (28.2%, 8.1%  and 2.1% in 2012, respectively).

Our conventional generation sources segment consists in substantial part of Hydroelectric Power Plants, and our renewable generation sources segment consists of wind farms, biomass thermoelectric projects and Small Hydroelectric Power Plants.  All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Once these projects became operational, they will result in higher margin (operating income as a percentage of revenue) than the distribution segment, but will also contribute to higher interest expenses and other financing costs.  For example, in 2012, our conventional generation  sources segment provided 39.6% of our operating income, but due to the relative significance of the financial expenses incurred to finance these projects, the segment’s contribution to net income was lower.  In 2012, 28.2% of our net income was derived from our generation activities.

We have been reporting our renewable generation sources segment according to IFRS rules since August 1, 2011, as a result of our association with ERSA and Jantus.  For this reason, we have no comparative financial information for the prior period before August 1, 2011, and discussion of results and operations relating to our renewable generation sources segment have been associated with discussion of results and operations of our conventional generation sources segment.  As of December 31, 2012, 15.2% of the property, plant and equipment in the renewable generation sources segment was under construction.

Until December 31, 2011, we presented our activities of commercialization and services segment together. Since January 1, 2012, we have been analyzing these activities separately. For this reason, the 2011 information is presented separately for purposes of maintaining comparability regarding the services segment.

Our commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.  In 2012, 8.5%  (9,8% in 2011) of our net income was derived from our commercialization activities.

Our services segment offer our consumers a wide range of electricity-related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use. In 2012, 1.8% (0.6% in 2011) of our net income was derived from the services segment.

Our segments also purchase and sell electricity and value-added services to and from one another.  In particular, our generation (from conventional and renewable sources), commercialization and services segments sell electricity and provide services to our distribution segment.  In  our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another.  However, the analysis of results by segment would be inaccurate if the same eliminations were carried out with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated in the discussion of results by segment below.

We present below selected financial information of our five reportable segments as of and for the year ended December 31, 2012:

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other(*)	Elimination	Total
2012
Net Revenue	12,391,730	722,818	608,223	1,284,069	46,855	1,452	-	15,055,147
(-) Intersegment Revenues	22,138	890,104	210,260	602,332	124,968	-	(1,849,802)	-
Income from electric energy service	1,421,718	880,997	215,139	255,193	26,276	(28,210)	-	2,771,113
Financial income	558,130	46,178	56,461	39,389	4,777	15,397	-	720,332
Financial expense	(632,278)	(432,179)	(254,333)	(140,506)	8,475	(37,143)	-	(1,487,964)
Income before taxes	1,347,570	494,996	17,268	154,076	39,528	(49,957)	-	2,003,481
Income tax and social contribution	(469,081)	(148,567)	(9,256)	(52,000)	(12,856)	(54,987)	-	(746,747)
Net Income	878,489	346,430	8,011	102,075	26,672	(104,944)	-	1,256,734
Total Assets(**)	14,739,978	6,517,342	8,786,521	466,645	186,303	378,897	-	31,075,687
Capital Expenditures and other intangible assets	1,402,994	20,446	1,021,970	2,870	18,865	508	-	2,467,653
Depreciation and Amortization	(544,192)	(286,594)	(289,372)	(3,177)	(3,693)	(74)	-	(1,127,103)

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other(*)	Elimination	Total
2011 (1)
Net Revenue	11,048,924	609,755	96,378	946,499	61,281	1,191	-	12,764,028
(-) Intersegment Revenues	16,831	839,029	75,513	623,556	74,572	-	(1,629,501)	-
Income from electric energy service	1,922,194	847,073	47,256	246,039	17,938	(29,953)	-	3,050,547
Financial income	492,584	80,617	56,924	69,768	6,134	55,373	-	761,400
Financial expense	(669,818)	(519,758)	(34,676)	(99,574)	(4,784)	(58,167)	-	(1,386,778)
Income before taxes	1,744,960	407,932	69,504	216,232	19,289	(32,747)	-	2,425,170
Income tax and social contribution	(592,528)	(112,592)	2,008	(68,430)	(7,258)	(22,096)	-	(800,896)
Net Income	1,152,432	295,339	71,513	147,802	12,031	(54,843)	-	1,624,273
Total Assets(**)	12,850,341	5,402,188	7,779,336	426,858	88,568	865,766	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	334,989	487,564	14,854	2,073	189	-	1,904,773
Depreciation and Amortization	(498,225)	(260,614)	(36,446)	(4,093)	(1,649)	(177)	-	(801,203)

(*)           Other – Refers basically to the CPFL Energia figures after eliminations of balances with related parties.

(**)         The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(1)             Includes the effects described in note 2.8 to our consolidated financial statements.

The segregated information by operating segment shown below is in accordance with the criteria established by Company Management, until 2011:

	Distribution	Generation	Commercialization	Other(*)	Elimination	Total
2012
Net Revenue	12,391,730	1,331,041	1,330,924	1,452	-	15,055,147
(-) Intersegment Revenues	22,138	1,100,364	727,300	-	(1,849,802)	(0)
Income from electric energy service	1,421,718	1,096,136	281,469	(28,210)	-	2,771,113
Financial income	558,130	102,639	44,166	15,397	-	720,332
Financial expense	(632,278)	(686,512)	(132,031)	(37,143)	-	(1,487,964)
Income before taxes	1,347,570	512,264	193,604	(49,957)	-	2,003,481
Income tax and social contribution	(469,081)	(157,823)	(64,856)	(54,987)	-	(746,747)
Net Income	878,489	354,442	128,747	(104,944)	-	1,256,734
Total Assets(**)	14,739,978	15,303,864	652,948	378,897	-	31,075,687
Capital Expenditures and other intangible assets	1,402,994	1,042,416	21,735	508	-	2,467,653
Depreciation and Amortization	(544,192)	(575,967)	(6,870)	(74)	-	(1,127,103)

2011 (1)
Net Revenue	11,048,924	706,133	1,007,780	1,191	-	12,764,028
(-) Intersegment Revenues	16,831	914,542	698,128	-	(1,629,501)	0
Income from electric energy service	1,922,194	894,329	263,977	(29,953)	-	3,050,547
Financial income	492,584	137,541	75,902	55,373	-	761,400
Financial expense	(669,818)	(554,435)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,744,960	477,436	235,521	(32,747)	-	2,425,170
Income tax and social contribution	(592,528)	(110,584)	(75,688)	(22,096)	-	(800,896)
Net Income	1,152,432	366,851	159,833	(54,843)	-	1,624,273
Total Assets(**)	12,850,341	13,181,524	515,426	865,766	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	822,553	16,927	189	-	1,904,773
Depreciation and Amortization	(498,225)	(297,060)	(5,742)	(177)	-	(801,203)
2010 (1)
Net Revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment Revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	398,656	53,725	22,389	90,981	-	565,751
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,856,385	345,914	302,024	(36,315)	-	2,468,008
Income tax and social contribution	(632,961)	(88,731)	(95,840)	(35,899)	-	(853,431)
Net Income	1,223,424	257,183	206,184	(72,214)	-	1,614,577
Total Assets(**)	11,689,503	7,568,600	349,047	449,647	-	20,056,797
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	(352,806)	(188,981)	(4,553)	(145,453)	-	(691,793)

(*)           Other – Refers basically to the CPFL Energia figures after eliminations of balances with related parties.

(**)         The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(1)             Includes the effects described in note 2.8 to our consolidated financial statements.

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

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions.  In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery since 2004.  This trend was interrupted by the international financial crisis in 2009.  In 2010, the Brazilian economic environment experienced strong growth as it recovered after the international financial crisis of 2008/2009.  In 2011, international economic trouble, specifically in the Euro Zone, was reflected in the reduced growth of the Brazilian economy.  In 2012, Brazilian economic activity continued to be affected by the unfavorable international scenario and industrial performance showed moderate results.  However, income and employment, favored by domestic market, presented good results in 2012.

The following table shows inflation, the change in gross domestic product (in reais) and the variation of the real  against the U.S. dollar for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Year ended December 31,
	2012	2011	2010	2009	2008
Inflation (IGP-M)(1)	7.8%	5.1%	11.3%	-1.7%	9.8%
Inflation (IPCA)(2)	5.8%	6.5%	5.9%	4.3%	5.9%
Growth (contraction) in gross domestic product (in reais)	0.9%	2.7%	7.5%	-0.2%	5.1%
Depreciation (appreciation) of the real vs. U.S. dollar	9.4%	12.6%	-4.3%	-25.5%	31.9%
Period-end exchange rate–US$1.00	R$2.044	R$1.876	R$1.666	R$1.741	R$2.337
Average exchange rate–US$1.00(3)	R$1.958	R$1.671	R$1.759	R$1.990	R$1.833

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

•         Industrial consumers.  Consumption for industrial consumers is related to economic growth, amongst other factors, correlated mostly to industrial production.  During periods of financial crisis, this category suffers the strongest impact.

Results of Operations—2012 compared to 2011

Net Operating Revenues

Compared to 2011, net operating revenues increased 17.9% in 2012, to R$15,055 million.  This includes revenues relating to the construction of concession infrastructure in the amount of R$1,352 million, which does not affect results, due to corresponding costs in the same amount.  The increase in operating revenue primarily reflected higher revenues from the distribution companies, due to the increased amount sold and tariff changes for captive consumers and TUSD revenue from Free Consumers.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

 Sales to final consumers

Compared to 2011, our gross operating revenues from sales to Final Consumers increased 6.8% in 2012, to R$15,914 million. Our gross operating revenues reflect primarily sales to captive consumers at concession areas from our eight distribution subsidiaries, and are subject to tariff adjustment as shown below:

The tariffs of the distribution companies are adjusted every year, in percentages specific to each category of consumer.  The month in which the tariff adjustment becomes effective varies.  The adjustment at the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  In 2012, energy prices increased by an average of 3.0%, mainly due to the tariff changes at the following distributors: CPFL Paulista (2.89%), RGE (3.38%) and CPFL Piratininga (5.50%). See note 25 to our audited consolidated financial statements. Average prices for Final Consumers in 2012 were higher for all consumer categories:

•         Industrial and commercial consumers.  With respect to captive consumers (which represent 78.8% of the total amount sold to this category in our consolidated statements), average prices increased 4.1% and 3.2%, respectively, due to the annual tariff adjustment.  With respect to Free Consumers, the average price for the industrial consumers increased 2.0%, while the average price for the commercial consumers decreased 2.8%, respectively.  The effect of the decrease in the average price for the commercial consumers was due to discounts on the contracts for the use of our distribution system (TUSD) by Free Consumers and other discounts for certain contracts.

•         Residential consumers.  Average prices increased 3.7%, mainly due to tariff adjustments.

Economic dynamism in 2012 led to increases in volume sold by 6.9% and 7.0%, respectively and consequent sales increases of 10.9% and 9.8%, respectively, for residential and commercial consumers, which represent 63% of our sales to Final Consumers, driven by the continuing high level of wage earnings and a robust labor market (increased income and employment, access to credit, sales of electronics and appliances and retail sales).  The volume sold to industrial consumers decreased 1.2%, reflecting a drop of 9.7% in sales to captive Final Consumers, which was partially offset by an increase of 20.1% in sales in the Free Market. Sales to the industrial consumers, which represents 25.6% of our sales to Final Consumers, also showed a drop due to the migration of consumers to the Free Market and the weaker overall performance of the industrial sector nationwide (industrial GDP dropped by 0,8% in 2012), in turn due to the direct impact of the global economic slowdown.    Industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues”.

 Sales to wholesalers

Compared to 2011, our gross operating revenues from sales to wholesalers increased 74.4% (or R$966 million) to R$2,264 million in 2012 (10.6% of gross operating revenues), due mainly to (i) the growth in sales of electricity from CPFL Renováveis (R$562 million), (ii) increased sales of electricity to the other concessionaires and permissionaires by our generation and commercialization subsidiaries (R$273 million), and (iii) increased sales in the CCEE (R$122 million) due to increased average prices.

 Other operating revenues

Compared to 2011, our other gross operating revenues increased 15.0% (or R$405 million) in 2012 to R$3,108 million (20.6% of our net operating revenues), mainly due to (i) the increase of 19.6% (or R$222 million) in revenue from building concession infrastructure, as a result of investments in improving and expanding distribution, (ii) the increase of 6.9% (R$91 million) in TUSD revenue for making the electric grid available, by of the migration of consumers to the Free Market, (iii) and the increase of R$26 million with reference to recording the low-income subsidy provided with funding from the CDE.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state-level value-added tax (ICMS), federal PIS and COFINS taxes, and the research and development and energy efficiency programs (regulatory charges) are calculated based on gross operating revenue, while other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 29.7% of our gross operating revenue in 2012 and 32.3% in 2011.  Compared to 2011, these deductions increased 4.3% (or R$265 million) to R$6,367 million in 2012, mainly due to the increase of: (i) 7.1% (or R$211 million) in ICMS, mainly due to  the increase of our billed supply, (ii) 5.1% (or R$81 million) in PIS/COFINS, basically due to the increase of our Gross operating revenues, offset by the effect of booking credits to amortization in the amount of R$113 million (in 2011 the PIS and COFINS tax credits on amortization were recorded under Depreciation and Amortization Expenses, and in 2012 are recorded as Deductions from Operating Revenue for better accounting classification), (iii) partially offset by the net effect of the decrease of 1.7% (or R$27 million) in regulatory charges.  See explanatory note 25 to our financial statements.

Sales by segment

 Distribution

Compared to 2011, our net operating revenues from our distribution segment increased 12.2% (or R$1,348 million) to R$12,414 million in 2012.  This increase was mainly due to (i) increase of R$829 million due to an increase of 4.2% in average tariffs charged and a 1.6% increase in the volume sold, (ii) a 6.6% increase (or R$89 million) in TUSD collections from Free Consumers, (iv) a 19.6% increase (or R$222 million) in revenue from construction of concession infrastructure due to investments in improving and expanding distribution, (iv) increase of R$103 million resulting from sales in the CCEE due to the increased average prices, and (v) decrease of 6.3% (or R$80 million) in the CCC and CDE charges (which was partially offset by an increase of 5.6%, or R$260 million, in taxes on gross operating revenues).

 Generation (conventional and renewable sources)

Net operating revenues from our generation segment in 2012 amounted to R$2,431 million (R$1,613 million from conventional generation sources and R$818 million from renewable generation sources), an increase of 50.0% (or R$811 million) compared to R$1,621 million in 2011.  This increase was mainly due to (i) the increase of R$647 million resulting from sales  of CPFL Renováveis; (ii) increase of 6.3% (or R$48 million) in sales by our conventional generation sources to our distribution companies, mainly due to price adjustments;  and (iii) due to the dispatch in 2012 of Termonordeste and Termoparaíba thermoeletric power plants (EPASA) by the ONS, resulting in an increase in our net operating revenue of R$81 million.

 Commercialization

Net operating revenues from our commercialization segment in 2012 amounted to R$1,886 million, an increase of 20.1% (or R$316 million) compared to R$1,570 million in 2011.  The increase was mainly due to the 7.8% increase in the volume sold and the 11.9% increase in average prices.

 Services

Net operating revenues from our services segment in 2012 amounted to R$172 million, an increase of 26.5% (or R$36 million) compared to R$136 million in 2011.  The increase was mainly due to (i) the increased sales by CPFL Serviços (both to third parties and to companies within the CPFL group), reflect from an effort to increase the range of electricity-related services, and (ii) the commencement of operations of CPFL Nect 8 in March 2012.

Income from Electric Energy Service

Cost of Electric Energy

Electricity purchased for resale.  Compared to 2011, our costs to purchase energy for resale increased 25.4% (or R$1,245 million) in 2012, to R$6,152 million (50.1% of our total operating costs and operating expenses), mainly due to the increase of  greater exposure and variation in the settlement price “PLD”, tariff adjustments and the exchange rate variations in the purchase of Itaipu .

Electricity network usage charges.  Compared to 2011, our charges for use of the Transmission and distribution system increased 19.8% (or R$261 million) to R$1,574 million in 2012, mainly due to the increase of (i) R$143 million in the Basic Network charges, resulting from price changes from the Transmission companies, (ii) R$66 million in the ESS, and (iii) R$51 million in the EER, both regulatory charges.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to 2011, our other costs and operating expenses increased 30.5% (or R$1,066 million) to R$4,558 million in 2012, mainly due to the following important events: (i) a R$222 million increase in infrastructure construction costs for investments in improving and expanding distribution; (ii) a R$99 million increase, net of PIS/COFINS credits, in EPASA’s fuel consumption for power generation; (iii) a R$225 million increase in depreciation and amortization expenses, basically due to the effect of CPFL Renováveis (R$142 million), the change in accounting for the PIS/COFINS credit (R$55 million) (see details in our discussion of deductions from operating revenue), and to the increase in amortization and depreciation of new investments, offset in part by the change in the depreciation rates stipulated by the ANEEL in 2012 (R$21 million)  - see explanatory note 12 and 13 to our financial statements; (iv) a R$93 million increase in the provision for doubtful accounts arising basically from receivables from consumers at our distribution companies; (v) a R$128 million increase in legal, judicial and indemnity expenses; (vi) a R$50 million increase in the write-off charge relating to physical inventory of concession infrastructure assets as a result of our subsidiaries’ CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE (R$45 million) implementation of ANEEL Resolution No. 367 of June 2, 2009 (Manual de Controle Patrimonial do Setor Elétrico - MCPSE); and (vii) a R$67 million decrease in net revenue recognized from a private pension entity as a consequence of the results of actuarial calculations for 2012.

8 CPFL Nect was formerly Chumpitaz Serviços S.A.

Income from Electric Energy Service

Compared to 2011, our income from electric energy service decreased 9.2% (or R$279 million) to R$2,771 million in 2012, due to an increase of 26.5% (or R$2,571 million) in operating expenses and costs of electric energy services, offset by an increase of 17.9% (or R$2,291 million) in our net revenues.

Income from Electric Energy Service by Segment

Distribution

Compared to 2011, income from electric energy service from our distribution segment decreased 26.0% (or R$500 million) to R$1,422 million in 2012. Despite of the increase of 12.2% (or R$1,348 million) in net operating revenues, the cost and operational expenses increased 20.2% (or R$1,849 million), which in resulted a decreased in the income from electric energy service.  The mainly variations on cost and operational expenses were:

•         Electricity costs:  compared to 2011, electricity costs increased 19.8% (or R$1,248), to R$7,538 million in 2012.  The cost of energy purchased for resale increased 20.0%, (or R$1,009 million), reflecting an increase of average prices, arising from the greater exposure and variation in the settlement price “PLD”, tariff adjustments and the exchange rate variations in the purchase from Itaipu. However, this increase is passed along through tariffs, either in the 2012 or in the 2013 tariff adjustment.  Charges for use of the transmission and distribution system increased 19.1% (or R$239 million), mainly due to (i) an increase of R$126 million in basic network charges, (ii) an increase of R$66 million in the ESS, and (iii) an increase of R$51 million in the EER.  A significant part of the increase in these costs was not included in the distribution tariffs and will be passed along in the next tariff adjustment.

•         Other costs and operating expenses.  Compared to 2011, our other costs and operating expenses for the distribution segment increased 21.1% (or R$601 million), to R$3,454 million in 2012, mainly due to (i) an increase of R$100 million in the provision for doubtful accounts arising from receivables from consumers; (ii) an increase of R$138 million in legal, judicial and indemnity expenses; (iii) R$45 million of losses upon sale, deactivation and other non-current assets mainly due to implementation of the asset control manual – ANEEL Resolution No. 367/2009; (iv) a R$66 million decrease in net revenue from a private pension entity as a consequence of actuarial calculations for 2012, (v) a R$222 million increase in infrastructure construction costs for investments in improving and expanding distribution (without impact on the net result, as discussed above), offset by decrease of 5.7% (R$32 million) in expenses with personnel due to the retirement program occurred in 2011 (R$45 million).

Generation (conventional and renewable sources)

Compared to 2011, income from electric energy service from our generation segment increased 22.6% (or R$202 million) to R$1,096 million in 2012 (R$881 million from conventional generation sources and R$215 million from renewable generation sources).  This increase was mainly due to 50.0% (or R$811 million) growth in net operating revenues, which was partially offset by (i) R$479 million of increase from costs and operating expenses from CPFL Renováveis, (ii) a R$99 million increase in fuel expense due to the dispatch of a thermoelectric plant in the conventional generation segment, and (iii) a R$33 million increase in energy purchased, mainly due to droughts in the basins where our Hydroelectric Power Plants are located, resulting in a significant decrease in the energy we generated, leading us to purchase energy in the MRE, therefore increasing in 140.1% the volume of the energy we purchased.

Commercialization

Compared to 2011, income from electric energy service from our commercialization segment increased 3.7% (or R$9 million), to R$255 million in 2012.  Despite the 20.1% (or R$316 million) increase in net operating revenues, costs and expenses increased 23.2% (or R$307 million) mainly due to a 24.4% (or R$312 million) increase in the cost of electricity, due to an increase of 7.7% in the volume of energy purchased and the 15.5% increase in the average price.

Services

Compared to 2011, income from electric energy service from our service segment increased 46.5% (or R$8 million), to R$26 million in 2012. This increase was mainly due to the 26.5% (R$36 million) increase in our net operating revenues, offset by the 23.4% (or R$28 million) increase in other costs and operating expenses, mainly due to expenses with personnel due to an increase of 45% in the number of employees hired to expand our activities).

Net Income

Net Financial Expense

Compared with 2011, our net financial expense increased 22.7% (or R$142 million), from R$625 million in 2011 to R$768 million in 2012, mainly due to: (i) a decrease of 5.4% (or R$41 million) in our financial income, results of (i) a decrease of R$145 million in revenue from our financial investments, partially offset by (ii) an increase of R$96 million in the financial asset update; and  an increase of 7.3% (R$101 million) in our financial expense, mainly due to: (i) an increase of R$93 million in the debt charges and monetary and aexchange variations, composed of an increase of R$239 million from CPFL Renováveis, arising from new investments and acquisition, and by a decrease of R$141 million due to a reduction od CDI and TJLP, and (ii) an increase of expense from interest and fines of R$28 million arising from network incorporation payment in the subsidiary CPFL Paulista.  At December 31, 2012, we had R$14,691 million in debt denominated in reais, which accrued both interest and inflation correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$2,435 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollars-denominated debts and variations in interest rates, we have a policy of using derivatives to switch the risk to CDI index variation. Certain of ours subsidiaries opted to measure debts for which we have fully tied derivative instruments. Compared with 2011, the balances of our derivatives instruments resulted a decreased 28.5% (or R$73 million), to R$183 million in 2012 - see explanatory note 33 to our financial statements.   The average CDI index variation rate posted an increase of 8.4% in 2012, compared to 11.6% in 2011, and the TJLP remained practically stable at 5.8% in 2012, compared to 6.0% in 2011.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$801 million in 2011 to R$747 million in 2012.  The effective rate of 37.3% on pretax income in 2012 was little higher to the official rate of 34%.

Net Income

Compared to 2011, and due to the factors discussed above, net income decreased 22.6% (or R$368 million), to R$1,257 million in 2012.

Net Income by Segment

In 2012, 69.9% of our net income derived from our distribution segment, 28.2% from our generation segment (27.6% from conventional generation and 0.6% from renewable generation), 8.1% from our commercialization segment and 2.1% from our services segment.

Distribution

Compared to 2011, net income from our distribution segment decreased 23.8%, or (R$274 million), to R$878 million in 2012, mainly due to the decrease of 26.0% (R$500 million) in income from electric energy service, partially offset by decreased of R$103 million in net financial expenses mainly due to a reduction in the remuneration rates applicable to the financial asset of concession´s (increase of R$91 million) and a decrease of R$123 million in income and social contribution taxes.

Generation (conventional and renewable sources)

Compared to 2011, net income from our generation segment decreased 3.4% (or R$12 million) to R$354 million in 2012 (R$346 million from conventional generation and R$8 million from renewable generation), reflecting a 22.6% (or R$202 million) increase in income from electric energy service (R$34 million from conventional genereation and R$168 million from renewable genereation), offset by an increase of R$167 million in net financial expense (R$220 million net expense from the renewable energy segment and R$53 million net revenue from conventional generation) and an increase of R$47 million in income and social contribution taxes.

Commercialization

Compared to 2011, net income from our commercialization segment decreased 30.9% (or R$46 million), to R$102 million in 2012, reflect from the increase of R$9 million in the income from electric service and the decrease in expense of income and social contribution taxes in R$16 million, offset by an increase of R$71 million in net financial expenses.

Services

Compared to 2011, net income from our services segment increase 121.7% (or R$15 million), to R$27 million in 2012, reflecting an increase of R$8 million in income from electric energy service, increase of R$12 million in net financial revenue, offset by an increase of R$6 million in income and social contribution taxes.

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

Deductions from operating revenues

We deduct certain taxes and regulatory charges from our gross operating revenues to calculate our net revenues.  One of these taxes is the value-added tax, or ICMS, levied by Brazilian states, and PIS/COFINS taxes levied by the Brazilian federal government.  These deductions amounted to 32.3% of our gross operating revenues in 2011 and 31.5% in 2010.  Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects reflected in our tariffs.  See note 25 to our consolidated financial statements.

Sales by segment

 Distribution

Net operating revenues from our distribution segment in 2011 amounted to R$11,066 million, an increase of 5.5% compared to R$10,485 million in 2010.  Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,936 million, a 5.2%, or R$495 million, increase.  This increase was mainly due to (i) tariff adjustments, which resulted in an average increase of 6.4% of billed revenues and a 3.1% increase in the volume sold (R$858 million), and (ii) a 17.6% increase, or R$200 million, in TUSD collections from Free Consumers, which were partially offset by (i) an increase of R$295 million in taxes on gross operating revenues, and (ii) an increase of R$197 million in the CCC and CDE charges.

 Generation

Net operating revenues from our generation segment in 2011 amounted to R$1,621 million, an increase of 36.3% (R$432 million) compared to R$1,189 million in 2010.  This increase was mainly due to the commencement of operations of Foz do Chapecó Hydroelectric Power Plant in October 2010 and Termonordeste and Termoparaíba Thermoelectric Power Plants in December 2010 and January 2011, respectively, and the consolidation of CPFL Energias Renováveis in August 2011.

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

Net Income

Net Financial Expense

Our net financial expense was R$625 million in 2011, compared to R$271 million in 2010.  The R$354 million increase is mainly due to (i) an increase in our level of indebtedness and higher financial indexes; (ii) a decrease of capitalized borrowing costs due to the commencement of operations of CPFL Bionergia (in August 2010), Foz do Chapecó Hydroelectric Power Plant (in October 2010) and Termonordeste and Termoparaíba Thermoelectric Power Plants (in December 2010 and January 2011, respectively), through EPASA; (iii) decrease of R$19 million in monetary adjustment of asset financial concession; and (iv) the consolidation of CPFL Energias Renováveis.  These effects were partially offset by a R$200 million increase in our income from financial investments revenues due to higher cash and cash equivalents average balances.

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

Income and Social Contribution Taxes

We recorded a net charge of R$801 million for income and social contribution taxes in 2011, compared to R$853 million in 2010.  Our effective tax rate of 33.0% on pretax income in 2011 was approximately equal to the combined statutory rate of 34.0%.

Net Income

Due to the factors mentioned above, our net income was R$1,624 million in 2011, a slight increase of 0.6%, or R$10 million, compared to 2010.

Net Income by Segment

In 2011, 71.0% of our net income was derived from our distribution segment, 22.7% from our generation segment and 9.8% from our commercialization and services segment.  Our other non‑reportable segments represented a net loss of 3.4%.

Distribution

Net income from our distribution segment in 2011 amounted to R$1,153 million, a decrease of 5.8%, or R$ 71 million, compared with 2010.  The decrease in this segment reflected mainly the R$180 million increase in net financial expenses due to higher indebtedness, which was partially offset by a decrease in income taxes.

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

Liquidity and Capital Resources

On December 31, 2012, our working capital reflected a superavit (excess of current assets over current liabilities) of R$437 million.  The main cause of this superavit was arising from our operating cash generation and credits from consumers, offset by the outstanding debt due in the next 12 months (including accrued interest) and by obligations with our suppliers and other accounts payable.

Sources of Funds

Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

Our net cash provided by operating activities was R$ 2,144 million in 2012, compared to R$ 2,489 million in 2011. The reduction of R$ 345 million primarily reflected (i) an increase of R$ 192 million of net income adjusted for the reconciliation of net cash, which is primarily related to depreciation and amortization, allowance for doubtful accounts, the gain in pension plan costs and losses on the write-off of noncurrent assets, (ii) reduction in the reduction of operating liabilities, primarily due to taxes and contributions in the amount of R$ 301 million, (iii) increase in consumers, concessionaires and licensees in the amount of R$ 477 million, basically due to the increase in sales (month billing compared December, 2012 with December, 2011), as well as an increase of R$ 170 million in accounting for unbilled offset by (iv) a reduction of R$ 172 million of escrow deposits and R$ 62 million in taxes paid.

Net cash provided by operating activities was R$2,489 million in 2011, as compared to R$2,029 million in 2010.  The increase mainly reflected an increase in net income and an increase in the adjustment to reconcile income to cash, mainly related to interest and monetary restatement, which was partially offset by an increase in deposits in escrow.

Our net cash for financing activities was R$ 1,002 million in 2012 from R$ 1,136 million of cash generated in 2011. This reduction of R$ 134 million due mainly to events in 2011 such as: (i) debt refinancing, (ii) issuance of debentures, especially those made by subsidiary CPFL Brasil to fund the acquisition of Jantus (through our subsidiary CPFL Renováveis), (iii) various borrowings by our subsidiaries being the highlight for the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL CPFL Mococa and CPFL Jaguari, that  received approval for funding currency foreign working capital, partially offset by  (iv) an increase of R$166 million in dividend payments.

Net cash generated by financing activities was R$1,136 million in 2011 compared to net cash of R$152 million disbursed in 2010.  This increase is mainly due to new fund raisings, net of payment of maturing debts and issuance of debentures, especially by our subsidiary CPFL Brasil to finance the acquisition of Jantus (through our subsidiary CPFL Energias Renováveis).

Indebtedness

The following table sets forth our current and noncurrent liabilities (in millions) for the year ended December 31, 2012:

	2012
	Current	Noncurrent

Secured debt	1,198	6,011
Unsecured debt	3,995	11,464
Total	5,193	17,475

Our total indebtedness increased R$3,518 million, or 25.9%, from December 31, 2011 to December 31, 2012, mainly as result of:

•         debenture issuances in the total amount of R$1,858 million, by CPFL Paulista (R$660 million), CPFL Piratininga (R$110 million) and RGE (R$500 million) to refinance debt maturing in 2012/2013 and reinforce working capital, and by CPFL Renováveis (R$588 million), to finance the acquisition of Santa Luzia and Bons Ventos;

•         loan from BNDES in the amount of R$1,137 million to fulfill the biannual investment plan for our distribution subsidiaries, through the National Equipment Financing Fund (Fundo para Financiamento e Aquisição de Máquinas e Equipamentos Industriais–FINAME) and Financing and Enterprises (Financiamento e Empreendimentos–FINEM), as well as to fulfill the investment for renewable generation subsidiaries;

•         fundraising in the amount of R$426 million in dollar-denominated debt at the group’s eight distribution companies, including R$223 million at RGE, R$21 million at CPFL Sul Paulista, R$20 million at CPFL Santa Cruz, R$64 million at CPFL Piratininga, R$49 million at CPFL Paulista, R$25 million at CPFL Leste Paulista, R$11 million at CPFL Mococa and R$13 million at CPFL Jaguari to reinforce working capital;

The main purpose of these financings will be to: (i) finance the investments of our distribution companies and (ii) invest in our renewable energy generation segment.

In 2013 and 2014 we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital both internally and externally, and those offered by the government through lines of financing provided by BNDES, to expand and modernize the electric system, to undertake new investments in the generation segment and to be prepared for possible consolidation in the sector.

Moreover, fundraising seeks to maintain the liquidity of the group and a good debt profile through extending the average maturity of the debt and reducing its cost.

Terms of Outstanding Debt

Total debt outstanding at December 31, 2012 (including accrued interest) was R$17,126 million.  Of the total amount, approximately R$2,435 million, or 14.2%, was denominated in U.S. dollar.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from part of these obligations.  The amount of R$2,133 million of our total outstanding debt is due in 12 months.

Our major categories of indebtedness are as follows:

•         BNDES.  At December 31, 2012, we had R$6,042 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to (a) loans to our generation subsidiaries Foz do Chapecó, BAESA, CERAN, ENERCAN, EPASA and CPFL Renováveis (R$4,451 million), and (b) financing of investment programs of our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,536 million).  We also had financings relating to working capital in the amount of R$37 million.

•         Debentures.  At December 31, 2012, we had indebtedness of R$6,327 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, CPFL Geração, EPASA, BAESA, ENERCAN and CPFL Renováveis.  The terms of these debentures are summarized in note 16 to our audited consolidated financial statements.

•         Working capital.  At December 31, 2012, we had R$1,819 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•         Other real-denominated  debt.  As of December 31, 2012, we had R$503 million outstanding under a number of other real-denominated facilities.  The most significant part of these loans relates to our distribution subsidiaries (R$46 million) and to our generation companies (R$450 million).  The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

•         U.S. dollar-denominated debt.  CPFL Paulista entered into bilateral loans denominated in U.S. dollars.  As of December 31, 2012, the total outstanding principal amounts for these loans were R$47 million.  In addition, we have U.S. dollar-denominated long‑term receivables, which amounted to R$34 million at December 31, 2012, which also mitigate our exposure to exchange rates.

•         Other U.S. dollar-denominated debt.  At December 31, 2012, we had R$2,388 million outstanding under other loans denominated in U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  For more details on our loans, debentures and derivatives, please see notes 15, 16 and 33 to our audited consolidated financial statements.

Financial and Operating Covenants

We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries.  These covenants include the following:

•         We have limitations on our ability to sell or pledge assets or to make investments in third parties.

•         BNDES financings: BNDES financings require our subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista: (i) to only pay dividends and interest on shareholders’ equity, which sum exceeds the mandatory dividend provided by law, after compliance with all the contractual obligations; (ii) to fully  comply with the restrictive covenants established in the contract; and (iii) to keep certain financial ratios within pre-established parameters.  By the end of 2012, BNDES had approved changes in these financial ratios as follows:

•         CPFL Paulista, CPFL Piratininga e RGE

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

•         CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista (measured in the subsidiaries and in the Company)

•         Net indebtedness divided by EBITDA – maximum of 3.5;

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272.  The agreement includes restrictive clauses that require the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012 the subsidiary had not complied with this obligation, which could result in dividends being withheld until the financial ratios are re-established. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

•         CPFL Mococa and CPFL Jaguari

There are no financial covenants.

•         CPFL Geração: the loans from the BNDES raised by the subsidiary CERAN and the jointly-controlled entities ENERCAN, BAESA and Foz do Chapecó establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.  There is also a restrictive clause in relation to the BNDES loan to the jointly-controlled entity EPASA (under the FINEM system), in respect of maintaining a debt coverage ratio at 1.1 and a minimum own capital ratio (equity divided by fixed assets) of 25.3%, determined annually. If this is not complied with, the distribution of dividends in excess of the minimum mandatory dividend is prohibited until the index is complied with. The guarantor (Company) is also required to maintain the following financial ratios:

•           Net indebtedness divided by EBITDA – maximum of  3.5; and

•           Total Indebtendess divided by Total Assets – maximum of 65%.

•         CPFL Energias Renováveis:  The main restrictive clauses for the loans from the BNDES under the FINEM I, FINEM VII, FINAME I and FINEM X, BNB and NIB (Bons Ventos) and FINEM VI (Salto Goes) systems are :

•         Debt coverage ratio of 1.2 during the amortization period;

•         Own capitalization ratio of 25% or more during the amortization period.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2012 and on February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil to determine the  debt coverage ratio for the year ended December 31, 2012, and for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

•         Banco do Brasil working capital financings: in 2012, amendments were made in 2012 to the agreements with Banco do Brasil – working capital of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista, these financial covenants are now calculated half-yearly based on Company indicators. The new covenants are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

•         Foreign currency loans: The foreign currency loans from the Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC, Sumitomo and Scotiabank banks are subject to certain restrictive conditions, and include clauses that require the subsidiaries that obtained the loans to maintain certain financial ratios within pre-established parameters.  Amendments were made in 2012 to the foreign currency agreements in order to bring the Financial Covenants into line with the other agreements in local currency.

•         Net indebtedness divided by EBITDA – maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

•         Debentures:   by the end of 2012, all the debenture agreements signed by our distribution companies, CPFL Energia, CPFL Geração and CPFL Brasil that contemplate financial covenants had the same provisions with respect to the calculation of the ratios.  Certain contracts were amended in 2012 so as to calculate the respective financial covenants based on the indicators of the holding company:

•         Under CPFL Energia’s debentures, the maximum net debt to EBITDA ratio is 3.75 and the minimum EBITDA to financial income (expense) ratio is 2.25.

•         Under CPFL Paulista’s fifth and sixth issuances of debentures, CPFL Paulista’s maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         RGE’s third issuance of debentures did not provide for restrictive covenants.  Under RGE’s fifth and sixth issuances of debentures, RGE’s maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         In 2012, the indenture for CPFL Piratininga’s third issuance of debentures was amended such that its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.  Under CPFL Piratininga’s fifth and sixth issuances of debentures, its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         In 2012, the indenture for CPFL Geração’s third issuance of debentures was amended such that its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.  Under CPFL Geração’s fourth issuance of debentures, its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         Under CPFL Brasil’s second issuance of debentures, its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         Under CPFL Santa Cruz’s first issuance of debentures, its maximum net debt to EBITDA ratio is 3.75 and its minimum EBITDA to financial income (expense) ratio is 2.25.

•         The debentures issued by the jointly-controlled subsidiary BAESA provide for acceleration when the ratio of total indebtedness to its total assets exceeds 75%.

•         The debentures issued by our indirect subsidiary Jantus are subject to restrictive covenants with respect to constituting encumbrances and additional indebtedness, distributing dividends and changing its corporate structure.

•         The debentures issued by our indirect subsidiary PCH Holding 2 S.A. (a subsidiary of CPFL Energias Renováveis) are subject to restrictive covenants with respect to changing the corporate structure of PCH Holding 2 S.A. or of CPFL Renováveis.  In addition, there are restrictive covenants with respect to maintenance of the following financial ratios: a maximum consolidated leverage ratio of 80% and a minimum aggregate debt service cash coverage ratio of 1.15.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (for both EBITDA and assets and liabilities).

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control by the Company.

Certain debentures of subsidiaries and jointly-owned subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis and the subsidiary CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at December 31, 2012.

For more information on our financial covenants, see explanatory notes 15 and 16 to our financial statements.

Uses of funds

Our cash flow used for investing activities was R$ 3,368 million in 2012 compared with $ 2,488 million in 2011. This increase of R$ 881 million primarily reflects: (i) an increase of R$ 269 million related to the acquisitions of Santa Luzia and Jantus occurred in 2011, and the acquisitions of companies Atlantic Wind Complex, Good Winds and plant Ester (SPE Lacenas) in 2012, net of cash acquired, (ii) increase of R$ 563  million in purchases of property and equipment, primarily by investment in power generation from renewable sources, and in intangible primarily by investment in distribution infrastructure.

Net cash used for investment was R$2,488 million in 2011, as compared to R$1,802 million in 2010.  This R$686 million increase mainly reflects a capital increase of R$863 million for the acquisition of Jantus, which was partially offset by cash provided from ERSA subsidiaries.

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

•         We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.  See “—Capital Expenditures” above for a discussion of our historical and planned capital expenditures;

•         Repayment or refinancing maturing debt.  At December 31, 2012 we had outstanding debt maturing during the following 12 months aggregating R$1,895 million (excluding derivatives and interest);

•         Dividends on a semiannual basis.  We paid R$1,394 million in 2012 and R$1,230 million in 2011.  See “Item 10.  Additional Information—Interest Attributable to Shareholders’ Equity;” and

•         Funding for acquisitions.  In 2012, we paid R$879 million for the acquisition of Jantus and Santa Luzia, Atlântica and Bons Ventos wind farm complex.

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our Distribution Networks and for our generation projects. The following table sets forth our capital expenditures for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
	(in millions of reais)

Distribution	1,403	1,065	1,128
Generation	1,043	823	645
Commercialization and other investments	22	17	29

Total	2,468	R$1,905	R$1,802

We plan to make capital expenditures aggregating approximately R$2,325 million in 2013 and approximately R$1,923 million in 2014.  Of total budgeted capital expenditures over this period, R$2,164 million are expected to be invested in our distribution segment, R$1,784 million in our renewable generation segment and R$17 million in our conventional generation segment.  Part of these expenditures, particularly in generation projects, is already contractually committed.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments.”  Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4. Information on the Company—Generation of Electricity.”

                Dividends

On August 6, 2012, our  Board of Directors based on the results of the first semester, approved the declaration of interim dividend in the amount of R$ 640 million, equivalent to R$ 0.665339515 per share. On March 13, 2013 our  Board of Directors approved the additional proposed dividend in the amount of R$ 456 million based on the accumulated profit for the year 2012, equivalent to R$ 0.473778718 per share, totaling R$ 1,096 million. During 2012 we  made a payment of R$ 1,394 million (R$ 1,407 million in the consolidated). We expect to pay in April 2013 the remaining R$ 456 million based on the accumulated profit of the second semester of 2012.

Contractual Obligations

The following table summarizes our contractual obligations and committments as of December 31, 2012 (include other noncurrent contractual obligations).

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2012:
Suppliers	1,695	1,691	4	-	-
Debt obligations(1)	24,696	2,199	5,129	6,461	10,907
Public utilities (1)	3,460	33	37	37	3,354
Pension funding(2)	747	51	105	105	486
Other	288	270	-	-	18
Total of Balance Sheet items (1)	30,886	4,244	5,275	6,603	14,764
Electricity purchase agreements(3)	110,991	7,126	13,795	14,978	75,092
Generation projects (4)	2,062	886	584	70	522
Supplies	2,114	1,300	675	99	40
Total of other commitments	115,167	9,312	15,054	15,147	75,654
Total of contractual obligations	146,053	13,556	20,329	21,750	90,419

(1)           Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections for 2013: (CDI: 7.08%, IGP-M: 5.43% and TJLP: 5%). These future interests are not recorded on our Balance Sheet.

(2)           Estimated future contributions to the pension plan.

(3)           Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2012 price.  See “—Background—Prices for Purchased Electricity” and note 34 to our consolidated financial statements.

(4)           The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the renewable energy segment.

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

Our disbursements on research and development projects in 2010, 2011 and 2012 totaled R$179 million, R$213 million and R$165 million, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2012, we have not off-balance sheet arrangements that have or are reasonably likely to have a material impact on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

About our indebtedness, we have the following percentage used of our current funding arrangements:

			In 2012 (in thousand of reais)
Modality	Aprroval	Company	Debt	Released	Balance
BNDES / Investment - FINAME I	In 2010	CPFL Renováveis	398,547	377,094	21,453
BNDES / Investment - FINEM VI	In 2012	CPFL Paulista	790,000	340,000	450,000
BNDES / Investment - FINEM V	In 2012	CPFL Piratininga	220,000	84,500	135,500
BNDES / Investment - FINEM VI	In 2012	RGE	274,997	136,512	138,485
BNDES / Investment - FINEM I	In 2012	CPFL Santa Cruz	23,556	22,638	918
BNDES / Investment - FINEM I	In 2012	CPFL Leste Paulista	12,273	10,535	1,738
BNDES / Investment - FINEM I	In 2012	CPFL Sul Paulista	14,991	12,277	2,714
BNDES / Investment - FINEM VI	In 2012	CPFL Renováveis	85,244	69,982	15,262
BNDES / Investment - FINEM VIII	In 2012	CPFL Renováveis	104,500	49,000	55,500
BNDES / Investment - FINAME III	In 2012	CPFL Renováveis	104,500	49,000	55,500

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

The market shows positive signs of growth for 2013.  According to projections from the FOCUS report, published on January 4, 2013 by the Central Bank, GDP is expected to grow 3.3% in 2013 and 3.8% in 2014, which will impact energy consumption.  This growth should be sustained not only by individual and commercial economic growth (the increase in salaries, consumer purchasing power and credit availability), but also by the recovery of the Brazilian power industry, which had a modest growth in 2012 as a result of the unfavorable international economic scenario.

Our generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants.  In 2011, the creation of CPFL Energias Renováveis marked an important moment for us.  We plan to continue to expand our generation activities, both in the conventional energy and the renewable energy (wind farms, Small Hydroelectric Power Plants and biomass thermoelectric plants) sectors.  We are currently pursuing this strategy through CPFL Energias Renováveis, with an Installed Capacity of 1,154 MW (of which our share is 727 MW) and 582 MW under construction (of which our share is 367 MW), as well as seeking out new projects.

As of December 31, 2012, we had an Installed Capacity of 2,961MW, which should reach 3,167 MW 9 by the end of 2013 after the Coopcana and Alvorada Thermoelectric Power Plants and the Macacos I, Campo dos Ventos II and Atlântica wind farms begin operations.  In 2016, we expect to reach an Installed Capacity of 3,327 MW, when the Campo dos Ventos and São Benedito wind farm complexes begin operations.  We also have a 3,800 MW (of which our share is 2,394 MW) portfolio to develop over the coming years through CPFL Energias Renováveis.  In addition, we will continue to seek out new projects in the conventional energy sector.

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

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, purchased intangible assets and investments, comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization.  We are required under IFRS to periodically evaluate whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  The methods used to assess impairment include tests based on the asset’s value in use.  In such cases, the assets (e.g. goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the “cash generating unit”, or CGU).  If they are impaired, we are required to recognize a loss by writing off part of their value to expense in the current period.  The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity.  Changes in these judgments could require us to recognize impairment losses in future periods.  Our evaluations in 2012, 2011 and 2010 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.

9 This number includes four wind farms from the Bons Ventos complex which acquisition is still subject to the approval of ANEEL and other contractual conditions.

Impairment of Financial Assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed to credit through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets registered at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in periods subsequent to recognition of the loss, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale security is recognized in other comprehensive income.
Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all of our employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rate, inflation,  etc.  For further information about the actuarial assumptions see note 17 to our consolidated financial statements. Moreover, the IAS 19 was revised, with application from 2013, which effects are described in note 3.8 to our consolidated financial statements.

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

We regularly review our deferred tax assets for recoverability.  If  evidences are not enough to prove that is more likely than not that we will generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Reserve for Tax, Civil and Labor Risks

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

Accruals for reserve for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims.  The evaluation of these risks is performed by various specialists, inside and outside of the company.  Accounting for provision for tax, civil and labor risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability.  Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available.  The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors.  Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial and Capital Market Institutions, Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais – ANBIMA websites, when available.  Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

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

Law No. 12,783/13 defined the methodology and criteria for valuation of the compensation on reversion of the assets based on the Regulation Base for Remuneration (Base Regulatória de Remuneração – BRR).  Accordingly, the valuation of the compensation on reversion is prescribed through a valuation process carried out by ANEEL.

Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.  Amortization of intangible assets varies according to the way they are acquired:

•         Intangible assets acquired in a business combination:  The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight-line basis or based on the net income curves projected for the concessionaires, as applicable.

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

Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders.  Board members serve one-year terms, re-election being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders.  Our current directors were elected at our shareholders’ meeting held on April 12th, 2012.  Their terms will expire at our next annual shareholders’ meeting, scheduled to take place in April, 2013.  Our bylaws do not provide for a mandatory retirement age for our directors.

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting.  A director or an executive officer may not transact any business with the company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.  As of December 31, 2012, any transaction entered into between our shareholders or related parties and us that exceeds R$8.5 million, as adjusted annually by the IGP-M index, must be previously approved by our Board of Directors.  As of this date, there are no relevant agreements or other obligations between us and our directors.

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

Name	Age	Position
Murilo Cesar Lemos dos Santos Passos	65	Chairman
Claudio Borin Guedes Palaia	37	Director
Francisco Caprino Neto	52	Director
Renê Sanda	48	Director
Ivan de Souza Monteiro	52	Vice-Chairman
Helena Kerr do Amaral	57	Director
Maria Helena dos Santos Fernandes de Santana	53	Independent Director

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

Helena Kerr do Amaral – Ms. Amaral graduated in Business Management from Fundação Getúlio Vargas Business School of São Paulo (FGV-SP) in 1978 and completed a master’s degree in Public Management and Urban Planning at the same institution in 1990.   Ms. Amaral has been a Public Sector Economy fellow at George Washington University (Minerva Program), has been certified in Human Resources Management by the Japanese Government Human Resources Agency, and is currently pursuing a PhD in  Economics at the State University of Campinas (UNICAMP) Institute of Economics. She is the Strategic Planning Executive Officer  at Fundação Petrobras de Seguridade Social (Petros) since September, 2011. Her professional experience in public management spans more than 30 years and top governmental positions in the municipal, state and federal levels.  She has chaired the National School of Public Administration (ENAP) from 2003 to 2011, the Public Management Secretary of the Municipality of São Paulo, from 2001 to 2002, and the Public Finance Department's Treasury School of the State of São Paulo, from 1999 to 2000. She has also been a Senior Technician of Planning and Management at the Administrative Development Foundation – (FUNDAP) of the State of São Paulo since 1986,  and she has served as a member of the Board of Directors of AES Eletropaulo from 2003 to 2011, BNDES’s Special Agency of Industrial Financing (FINAME) from 2007 to 2011, FINEP from 2003 to 2007 and CTEEP from 2004 to 2005. She became a member of our Board of Directors in 2012.

Maria Helena dos Santos Fernandes de Santana – Ms. Santana is graduated in Economics from the School of Economics, Business and Accounting at the University of São Paulo - FEA/USP (1990). She was the former President of the Securities and Exchange Commission – CVM (2007 to 2012), where she worked as an Executive Officer since 2006. Ms. Santana was the President of the Executive Committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012, a member of the Board of Directors of the Brazilian Corporate Governance Institute - IBGC from 2001 to 2005, and has been a member of the Latin American Roundtable on Corporate Governance (Organization for Economic Co-operation and Development - OECD / World Bank Group) since 2000. Ms. Santana become a independent director of our Board of Directors in 2013.

Executive Officers

Our executive officers are responsible for our day-to-day management.  Under our bylaws, our board of executive officers is comprised of six members that are appointed by our Board of Directors for a two-year term, with the possibility of re-election.  Our current executive officers were elected at the Board of Directors’ meeting held on May 25, 2011.  However, there are three officers who were elected after that meeting.  Our Operations Vice President Officer was elected on August 31, 2011, our Business Development Vice President Officer was elected on March 1, 2012 and our Corporate Affairs Vice President and Legal Officer was elected on May, 17, 2012.

The following table sets forth the name, age and position of each current executive officer.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Júnior	53	Chief Executive Officer (CEO)
Gustavo Estrella	38	Chief Financial Officer and Investor Relations Officer
Carlos Márcio Ferreira	53	Operations Vice President Officer
José Marcos Chaves de Melo	49	Administrative Vice President Officer
Carlos da Costa Parcias Junior	52	Business Development Vice President Officer
Ricardo Cleber Zangirolami	42	Corporate Affairs Vice President Officer

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

Gustavo Estrella – Mr. Estrella graduated from Universidade do Estado do Rio de Janeiro – UERJ in Business Administration. He completed an MBA program in Finance from the IBMEC-RJ. He worked at Grupo Lafarge and at the companies Light and Brasil Telecom. Since 2001, he works at CPFL Energia, where he was Manager of Economic Planning and Finance, Director of Investor Relations and Director of Planning and Control. Since February 2013, he has been the Chief Financial Officer and Investor Relations Officer of CPFL Energia and the Financial Director of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and other subsidiaries of CPFL Energia group. Mr. Estrella is currently member of the Board of Directors of RGE, CPFL Paulista, CPFL Piratininga and CPFL Geração.

Carlos Márcio Ferreira – In 1987, Mr. Ferreira graduated from the Business and Economics University of São João da Boa Vista, São Paulo with a degree in Business Administration and Accounting.  In 1993, he received a graduate degree from Fundação Getúlio Vargas in São Paulo (FGV/SP) in Controlling and Finance.  Since 1991, he has participated every year in Executive Training Seminars, including the following programs:  the Senior Finance Executive Development Program at Champion International Corporation Corporate University, administered by professors from Harvard Business School and Dartmouth Tuck Business School, and Leader Development (CEOs) at UC Berkeley Executive Education.  From 1973 to 2004, he worked in the administrative and finance departments of International Paper do Brasil Ltda., a company in the paper and packaging industry.  During his time at International Paper do Brasil Ltda., Mr. Ferreira held the following positions:  Manager of the Controlling Department (1991 to 1993); Strategic Planning Manager (1995 to 1996); Business Manager (1996 to 1998); Business Development Officer (1999 to 2000); and Vice-President of Controlling and Finance (2000 to 2004), during which he was responsible for information technology, legal, accounting, strategic planning and mergers and acquisitions.  At International Paper do Brasil Ltda, he has worked for three years in factories in the USA and in the main office in Stamford, Connecticut.  In November 2004, he began working for Elektro (in Campinas, SP) as Chief Operating Officer responsible for strategy coordination and implementation in the operations, distribution, commercial, finance, regulatory, legal, human resources and infrastructure areas.  In April 2007, he became the CEO of Elektro, a position which he held until 2011.  Mr. Ferreira is currently the Operations Vice President Officer at CPFL Energia S.A., the Chairman of the Board of Directors of RGE, CPFL Paulista, CPFL Piratininga and CPFL Geração.

José Marcos Chaves de Melo - In 1980, Mr. Melo graduated as an electronics technician from the Federal Center for Technological Education of Rio de Janeiro (CEFET-RJ).  In 1986, he graduated in Mechanical Engineering from the University of Kansas.  Among his achievements, the following stand out:  Fulbright scholarship, American National Engineering Honor Society (Tau Beta Pi), the 2005 SAP Diamond Circle Award for Outstanding Business Contributions, and the 2006 Accenture World Innovation Award.  Mr. Chaves worked at Accenture from 1987 to 2008, serving as senior executive from 1998 to 2008.  He was responsible for the execution of several projects with companies of the electricity sector for 12 years, oil and gas sectors for five years, steel sector for two years, and in the manufacturing sector for one year.  He has experience in several functional areas, such as information technology, supply chain, field work and asset management.  During his career he has served companies such as Neoenergia, Light, CEMIG, Duke Energy, Petrobrás, Repsol-YPF and CSN, the Electric Power Trade Board (CCEE) and ONS.  Mr. Chaves is currently the Administrative Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração and other subsidiaries of CPFL Energia.  He has been the Administrative Vice President Officer of CPFL Energia since 2008.

Carlos da Costa Parcias Junior – Mr. Parcias has a Master’s degree in Economics from the Rio de Janeiro Catholic University (PUC-Rio, 1988) and Bachelor’s degree in Economics from the Rio de Janeiro Federal University (UFRJ, 1984).  During 2011 he was Director of Equity Investments in Energy at Camargo Correa Holding Company.  From 2004 to 2010, Mr. Parcias had his own Independent Financial Advisory Firm, focusing on mergers and acquisitions and private equity transactions.  Previously, Mr. Parcias held senior leadership positions in the financial industry:  CEO at Icatu Gestão de Participações focusing on alternative investment management (2001 to 2003); Head of Investment Banking at Fleming Graphus (1998 to 2000); CEO at BBA-Capital Asset Management (1996 to 1998); Head of Capital Markets at BBA-Creditanstalt Bank (1993 to 1995);  Executive Office at JP Morgan Brazil (1992 to 1993); Advisor to Presidency at BNDES (1990 to 1992).  Since March 2012, Mr. Parcias is Business Development Vice President Officer at CPFL Energia.

Ricardo Cleber Zangirolami - Mr. Zangirolami graduated in Law by the University of São Paulo (USP) in 1993, and holds an International Executive MBA from FIA-USP in 2007.  He has also specializations in Corporate Law, Contracts and other various management and leadership courses in Brazil and abroad.  Before joining CPFL, from 2006 to 2012 he worked for International Paper Brasil Ltd., acting as Officer, General Counsel and Corporate Affairs Director in Latin America.  His role included the leadership of Legal, Communications, Government and Institutional Affairs, Sustainability, Corporate Social Responsibility and Ethics & Compliance areas.  During such period he was also the Executive President of International Paper Foundation in Latin America, member of the Executive Committee of IP in Latin America, member of the Executive Committee of IP in Brasil Pension Fund, and member of the Board of Directors of IP Exports Ltd.  During his career, Mr. Zangirolami also occupied leading positions in companies such as Elektro Energy, ABB-Alstom and Odebrecht group.  Since end May 2012, Mr. Zangirolami is the Corporate Affairs Vice President and Legal Officer of CPFL Energia.

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

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our management or Board of Directors.  Our fiscal council elected at our shareholders’ meeting held on April 12th, 2012, with a mandate of one year, is composed of five members:  José Reinaldo Magalhães (Chairman), Daniela Corci Cardoso (Financial Expert), Adalgiso Fragoso de Faria, Wilton de Medeiros Daher and Carlos Alberto Cardoso Moreira.

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

Management Processes Committee.  Our Management Processes Committee is responsible for assisting the Board of Directors by:  (i) evaluating the validity of the information disclosed to the Board of the Directors, (ii) preparing proposals to improve business management procedures and (iii) coordinating internal audits and preparing improvement proposals.  The members of this committee are Francisco Caprino Neto, Luiz Cláudio da Silva Barros and Martin Roberto Glogowsky.

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

Related Parties Committee.  Our Related Parties Committee is responsible for assisting the Board of Directors by:  (i) evaluating the selection procedures of suppliers and third-party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice.  The members of this committee are Susana Hanna Stiphan Jabra, Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Helena Kerr do Amaral.

In addition to the advisory committees, our Board of Directors has created ad hoc commissions since 2006, such as Corporate Governance Commission, Strategy Commission, Budget Commission, Risk Management Commission, Sustainability Commission, Financial Services Commission, Energy Acquisition Commission, Projects Evaluation Commission IFR Commission, etc.,  and may create others, if necessary.

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

On July 25, 2012, our Board of Directors approved a long-term incentive plan based on “phantom stocks.”  Pursuant to this plan, if the price of our shares reaches certain targets after an established grace period, the beneficiaries may receive bonus in cash.  In no event, beneficiaries will receive bonus in stock.

For the year ended December 31, 2012, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our Board of Directors, our executive officers and members of our fiscal council was approximately R$34 million, including R$14 million in variable compensation.  For the same period, the total amount set aside or accrued by the company to provide pension, retirement or similar benefits was approximately R$1 million.

The approved compensation for our board of directors, board of executive officers and fiscal council for 2013 is R$31 million.

The following tables set forth the compensation from CPFL Energia on a non‑consolidated basis of our management for the year ended December 31, 2012 and the approved compensation for 2013.  Our directors and officers receive additional compensation from our subsidiaries which is not reflected in these tables.

	Compensation for the year ended December 31, 2012
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	6.17 members(1)	5.08 members(1)	5.75 members(1)
Fixed annual compensation:	(in thousands of reais)
Wage	1,196	608	2,680	4,484
Direct or indirect benefits	-	-	25	25
Compensation for participation in committees	96	-	-	96
Others	258	122	2,997	3,377
Variable compensation:	-	-	-	-
Bonus	-	-	3,795	3,795
Profit sharing plan	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	2,861	2,861
Post-employment benefits	-	-	514	514
Compensation based on stock options	-	-	1,484	1,484
Compensation for each body (2)	-	-	-	-
Total compensation	1,550	730	14,356	16,636

(1)           Represents the weighted average number of members.

(2)           Compensation amounts include charges and accruals.

	Approved compensation for the year ended on December 31, 2013
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members	5 members	6 members
Fixed annual compensation:	(in thousands of reais)
Wage	1,529	677	5,847	8,052
Direct or indirect benefits	-	-	79	79
Compensation for participation in committees	-	-	-	-
Others	306	135	513	954
Variable compensation:	-	-	-	-
Bonus	-	-	3,858	3,858
Profit sharing plan	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	952	952
Post-employment benefits	-	-	499	499
Compensation based on stock options	-	-	491	491
Compensation for each body(1)	-	-	-	-
Total compensation	1,835	812	12,238	14,885

(1)           Compensation amounts include charges and accruals.

The table below sets forth the compensation of our management received from our subsidiaries for the year ended December 31, 2012.

	Year ended December 31, 2012
	Board of Directors	Fiscal Council	Executive Officers
	Fixed	Fixed	Total (fixed and variable)
	(in thousands of reais)
Subsidiaries(1)	-	-	10,430

(1)           Compensation amounts include charges and accruals.

Share Ownership

The total number of common shares owned by our directors and executive officers as of March 31, 2013 was 72,077.  None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for specific indemnification of directors or officers.  We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2012, we had 8,477 full time employees (including the employees of our jointly‑controlled subsidiaries).  The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2012	2011	2010
Distribution	5,466	6,043	6,040
Generation	423	527	351
Commercialization	1,653	493	616
Services	1,589	-	-
Corporate staff	935	850	917
Total	8,477	7,913	7,924

Part of our employees are members of unions, with which we have collective bargaining agreements.  We renegotiate these agreements annually with the 16 principal unions that represent our various employee groups.  Salary increases are generally provided for on an annual basis.  We believe that we have good relationships with these unions, as evidenced by the fact that we have not had any labor strikes during the last 24 years that materially affected our operations.

We provide a number of benefits to our employees.  The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program.  This amount is set in the collective bargaining agreements of each company, which are adjusted annually.  In 2012, we reserved R$57 million (R$49 million of which are booked in current liabilities) for our employee profit sharing program.

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

ITEM 7.                        Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of December 31, 2012.  Percentages in the following table are based on 962,274,260 outstanding common shares.

	Common Shares	(%)
BB Carteira Livre I FIA (1)	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (2)	9,897,860	1.03
VBC Energia S.A. (3)	9,897,860	1.03
Camargo Correa S.A. (4)	12,642,390	1.31
ESC Energia S.A. (5)	224,195,070	23.30
Energia São Paulo FIA (6)	115,118,250	11.96
Bonaire Participações S.A. (7)	6,308,790	0.66
Bradespar S.A. (8)	50,541,820	5.25
BNDES Participações S.A. (9)	81,053,460	8.42
Executive officers and directors as a group	47,610	0.00
Total	798,272,712	82.96

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

(2)           Caixa de Previdência dos Funcionários do Banco do Brasil – Previ is a pension fund sponsored by Banco do Brasil S.A.  The Brazilian government owns a majority of the voting capital of Banco do Brasil.

(3)           VBC Energia S.A. is controlled by the Brazilian group Camargo Corrêa through several companies:  (i) Atila Holdings S.A., controlled by Construções e Comércio Camargo Corrêa S.A. and Camargo Corrêa Energia S.A.; (ii) Camargo Corrêa Energia S.A.; and (iii) Camargo Corrêa S.A. VBC Energia S.A. was also controlled by Votorantim Energia S.A. until January 2009.

(4)           Camargo Corrêa S.A. is controlled by the Brazilian group Camargo Corrêa.

(5)           ESC Energia S.A. is controlled by the Brazilian group Camargo Corrêa.

(6)           Energia São Paulo Fundo de Investimento em Ações is an investment fund whose ownership interest is controlled by four pension funds:  (i) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Bandeirante Energia S.A. and Elektro Eletricidade e Serviços S.A., among other Brazilian electricity companies; (ii) Fundação SISTEL de Seguridade Social, primarily for employees of CPqD (Centro de Pesquisa e Desenvolvimento), Telecomunicações Brasileiras S.A. – Telebrás, Telemig Celular S.A., Tele Norte Celular Participações S.A., Amazônia Celular S.A.; among others telecommunications companies; (iii) Fundação Petrobras de Seguridade Social - PETROS, primarily for employees of Petróleo Brasileiro S.A.; and (iv) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP.

(7)           Bonaire Participações S.A. is a holding company controlled by Energia São Paulo Fundo de Investimento em Participações.

(8)           Bradespar S.A. is a beneficial owner of our common shares, which it indirectly holds through Antares Holdings Ltda. and Brumado Holdings Ltda.

(9)           BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade.

Shareholders’ Agreement

Voting Rights.  Our shareholders’ agreement, among VBC (through ESC Energia S.A. and CCSA), PREVI (through BB Carteira Livre I FIA), Energia São Paulo FIA, Bonaire and us, as intervening and consenting party, governs control of CPFL and our subsidiaries.  Under the shareholders’ agreement, certain actions require the approval of at least VBC Energia S.A., Camargo Corrêa S.A., ESC Energia S.A., PREVI and BB Carteira Livre I FIA (at least 80.0% of the shares subject to the shareholders’ agreement), including:

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

Corporate Governance.  Our Board of Directors consists of seven members, appointed as follows:

•         three appointed by VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A.;

•         two appointed by BB Carteira Livre I FIA/PREVI;

•         one appointed by Energia São Paulo FIA/Bonaire; and

•         one independent, in accordance with the Novo Mercado Listing Rules.

Our Fiscal Council consists of five members, appointed as follows:

•         two appointed by VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A.;

•         two appointed by BB Carteira Livre I FIA/PREVI; and

•         one appointed by Energia São Paulo FIA/Bonaire.

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

If the noncontrolling shareholders, exercising their rights under the corporate law, elect the independent director required by the BM&FBOVESPA’s Novo Mercado Listing Rules, VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A., BB Carteira Livre I FIA/PREVI and Energia São Paulo FIA/Bonaire must abstain from proposing a nominee for the position.  If the noncontrolling shareholders do not elect the independent director, VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A., BB Carteira Livre I FIA/PREVI and Energia São Paulo FIA/Bonaire shall by joint accord nominate such an independent director.

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

•         Tag-along Rights.  A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party.  Tag‑along provisions do not apply to the disposition of subject shares by Energia São Paulo FIA/Bonaire while its stake within the controlling block is lower than 20.0%.

•         Preemptive Rights.  The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

•         Tag-along Rights of Energia São Paulo FIA/Bonaire.  In the event of a sale, assignment or transfer of subject shares by BB Carteira Livre I FIA/PREVI and VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A. that results in an equity percentage lower than 20.0% and 30.0%, respectively, of the aggregate subject shares and, as long as Energia São Paulo FIA/Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with BB Carteira Livre I FIA/PREVI or VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A., under the same terms and conditions.

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

Related Party Transactions

One of our principal shareholders is VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A.  The controlling shareholder of VBC Energia S.A./Camargo Corrêa S.A./ESC Energia S.A. currently is the Camargo Corrêa Group and prior to January 2009 both Camargo Corrêa and the Votorantim Group were controlling shareholders.  Camargo Corrêa Group is one of the largest privately-held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies.  Camargo Corrêa Group also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

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

•         CPFL Geração, through BAESA, ENERCAN, CERAN and Foz do Chapecó, has entered into transactions with Construções e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision of construction services to our generation subsidiaries.

Our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Energia São Paulo FIA.  See note 30 to our Financial Statements concerning “Transactions with Related Parties.”

ITEM 8.                        Financial Information

Consolidated Statements and Other Financial Information

See Item “Financial Statements.”

Legal Proceedings

CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then prevailing economic regulations that had established a price freeze that included electricity tariffs.  The aggregate potential liability was approximately R$112 million as of December 31, 2012.  Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$4 million) in respect of these suits.

CPFL Paulista is a defendant in a civil public action filed by the Campinas Consumer Protection Office (Promotoria de Defesa do Consumidor).  The purpose of this civil public action is to suspend the effects of the tariff readjustment authorized by ANEEL for the year ended December 31, 2009.  CPFL Paulista obtained a preliminary suspension of the effects.  The civil public action still awaits final decision and, until then, the effects from the tariff readjustment authorized by ANEEL remain in force.  We believe that the risk of loss is possible.

CPFL Piratininga received a tax infraction notice regarding improper tax deductions from payments made to the Fundação CESP’s pension fund.  These payments originated from an agreement executed to pay a debt from Fundação CESP’s pension fund.  An appeal still awaits decision.  We believe that the possibility of loss is possible and the aggregate amount of the claim was of approximately R$137 million at December 31, 2012.

CPFL Piratininga filed two annulment actions concerning ICMS fiscal debts against a notice of infraction and fee drawn by the state of São Paulo questioning the company’s tax calculation method regarding the energy supply to two cities in the state.   A decision from lower courts is pending for one of them and the other one’s appeal awaits decision.  The risk of loss is possible and the aggregate amount of the claim was of approximately R$205 million at December 31, 2012.

We are also subject to legal proceedings relating to the authorization of certain of our Hydroelectric Power Plants, including a class action proposed by the federal public attorney’s office of the Municipality of Caxias do Sul challenging the validity of the environmental licensing of the Rio das Antas Hydroelectric Complex, and requesting injunctive relief against the construction of these plants.  The federal public attorney’s injunction request was denied in the lower courts and the district attorney moved against the denial, requesting a new injunction from the higher courts.  The higher courts denied the injunction relief.  The claim was deemed groundless.  An appeal from the federal public attorney’s office still awaits final decision from the higher courts.  We believe that the possibility of a loss is remote.

Semesa and Furnas were named defendants in a legal proceeding that sought remedial measures and the establishment of a nature reserve because of alleged harm caused by the construction and operation of the Serra da Mesa plant.  The amount sought from Semesa totaled R$103 million.  CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007.  We believe that the risk of an adverse judgment with respect to this claim is possible and a decision from the lower courts is pending.  We have not established a provision with regard to this claim.  If adverse judgment were entered against us, requiring us to purchase additional land and establish a preserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund.  Based on a favorable opinion that we received from the Brazilian Internal Revenue Office, CPFL Paulista deducted those expenses for purposes of income tax payments.  We made a judicial deposit in the amount of R$414 million (one deposit of R$360 million in 2007 and another one of R$54  million in 2011, adjusted to R$617 million in 2012), which allows CPFL Paulista to proceed with the lawsuit without assuming the risk of any asset seizure by the tax authority.  This deductibility also resulted in other lawsuits, and CPFL Paulista to raise defenses also entered into an agreement with a Brazilian bank to provide letters of credit through which the bank will guarantee an amount of R$270 million.  We believe that the possibility of loss is remote.

CPFL Paulista commenced a lawsuit against ANEEL seeking annulment of the methodology applied in the periodic tariff adjustment process since the first periodic adjustment cycle (2003).  The lower court decided against CPFL Paulista, which has therefore appealed the decision. No decision on the appeal has been given to date.  In addition, CPFL Paulista, CPFL Piratininga and RGE, as well as other Brazilian distribution companies, through ABRADEE, are plaintiffs in a lawsuit against ANEEL discussing the basis for remunerating the concession assets since the first periodic adjustment cycle.  We are currently awaiting a response from ANEEL regarding the expert’s report in the proceedings and the parties’ subsequent statements of claim.  If we succeed in any of these lawsuits, the tariffs that these distribution companies charge will increase and, as a consequence, our results of operations will be positively affected.

CPFL Geração received a tax infraction actions concerning PIS e COFINS fiscal debts due to divergence in the understandimg of legislation resulting difference in the amount paid. An appeal still awaits decision.  We believe that the possibility of loss is possible and the aggregate amount of the claim was of approximately R$196  million at December 31, 2012.

RGE is the plaintiff in a lawsuit challenging Corporate Income Tax (IRPJ) and Social Contribution (CSLL) levied in relation to events that occurred in the period from 1999 to 2003, due to:  1) excess amortization of goodwill 2) excess depreciation of assets, and 3) monetary adjustment applied on items of Parcel A (“CVA”), which were excluded from the calculation basis of corporate income tax and social contribution.  Court decision is still pending.  We believe that the risk of an unfavorable judgment with respect to this claim is possible.  Amount envolved is R$413  million.

CPFL Santa Cruz and CPFL Geração also received a tax infraction actions concerning about excess amortization of goodwill in Income Tax (IRPJ) and Social Contribution (CSLL), in the amount of R$ 36 million and R$ 164  million at December 31, 2012, respectively. An appeal still awaits decision. We believe that the possibility of loss is possible.

We establish provision in our balance sheets relating to potential losses from litigation based on estimates of such losses.  For this purpose, we classify such losses as remote, possible or probable.  IFRS practices and Brazilian law require us to establish provision  in connection with probable losses and therefore, it is our policy to establish provision  only in connection with those claims.  As of December 31, 2012, our provision for contingencies were approximately R$386 million.  Our management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate.  See note 20 to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10.  Additional Information—Allocation of Net Income and Distribution of Dividends.”

Significant Changes

Changes in consolidation due to revision of IFRS

It is important to mention that IFRS has revised their rule of consolidation. The new standards (IFRS 10 and IFRS 11) were issued and will be take effect as from 2013. The impact for us will be to not consolidate proportionally a jointly-controlled entity and to record by equity method with no impact on income statement. Further information these changes, please see note 3 to our consolidated financial statements.

ITEM 9.                        The Offer and Listing

Trading Markets

Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange.  Each ADS represents two shares.  The ADSs commenced trading on the NYSE on September 29, 2004.  As of December 31, 2012, the ADSs represented 6.9% of our shares and 22.6% of our current global public float.

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

	Reais per Common share		U.S. dollars per ADS
	High	Low	High	Low

2008	41.95	26.83	76.40	35.27
2009	37.50	28.50	66.29	35.42
2010:
First Quarter	38.48	35.36	65.55	58.30
Second Quarter	40.10	34.84	68.90	57.31
Third Quarter	44.00	38.66	76.70	67.07
Fourth Quarter	41.35	39.30	76.91	70.15
2011:
First Quarter	46.39	39.70	87.41	73.35
Second Quarter	47.60	43.50	91.69	83.26
Third Quarter(*)	22.79	19.43	29.24	22.15
Fourth Quarter (*)	26.50	19.98	28.68	22.19
2012:
First Quarter(*)	29.30	25.11	32.94	28.01
Second Quarter(*)	28.38	23.83	31.03	23.60
Third Quarter(*)	25.65	21.36	25.72	20.84
October(*)	23.68	22.07	23.31	21.51
November(*)	23.90	21.81	23.55	20.75
December(*)	22.96	21.28	21.72	20.78
2013:
January	22.16	20.15	21.66	19.83
February	20.69	19.00	21.04	19.36
March	21.49	19.85	21.70	20.03
April (up to April 12)	21.70	20.94	21.95	20.74

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

Our Board of Directors is our decision-making body, responsible for determining our overall guidelines.  Our Board of Directors can request advice on strategic matters from three of our committees, such as executive remuneration, related party transactions, follow-up on internal audits and business management processes.  Whenever necessary, ad hoc commissions are installed to advise the Board of Directors on specific issues, such as corporate governance, strategies, budget, corporate risk management, sustainability, purchase of energy, new operations and financial policies, etc.

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

Our corporate purpose, as defined by our bylaws, includes:

•         fostering enterprises in the electricity generation, distribution, transmission, sale industry and related activities;

•         providing services in the electricity, telecommunications and data transmission industries, as well as providing technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

•         holding interest in the capital of other companies engaged in activities similar to those that we perform or which have as corporate purpose developing, fostering, sale industry, building, and/or operating projects concerning electricity generation, distribution, transmission and related services.

Qualification of Directors

Members of our board of executive officers must be resident in Brazil, but such requirement does not apply to members of our Board of Directors.  Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10.0% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.

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

Brazilian Corporate Law permits the suspension of the mandatory distribution of dividends in any fiscal year in which the management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to approval by the shareholders meeting and review by members of the fiscal council, if it has been installed.  The law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition.  In the case of publicly-held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting.  If the mandatory distribution is not paid, the unpaid amount must be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits.  Under Brazilian Corporate Law, the shareholders of a publicly-held company may also decide to distribute dividends in an amount lower than the mandatory distribution.

Payment of Dividends

We are required by Brazilian Corporate Law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors.  Pursuant to our charter, we are required to pay a mandatory annual dividend of at least 25.0% of our adjusted net income.  Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends.  Dividends on shares held through a depositary are paid to the depositary for further distribution to the shareholders.  Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared.  Pursuant to our bylaws, declared unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us if unclaimed within three years after the date when we begin to pay such declared dividends.

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

We will distribute R$1,096 million to our shareholders from our 2012 net income.  Of this amount, R$640 million, or R$0.665339515 per common share, was paid as an interim dividend on September 28, 2012 and R$456 million, or R$0.473778718 per common share is expected to be paid as supplemental dividend in April 2013.

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

•         the right to participate in any remaining residual assets in the event of liquidation of the company;

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive Rights;” and

•         the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “Withdrawal Rights.”

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum for purposes of a shareholders’ meeting shall consists of shareholders representing at least 25.0% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

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

•         change our corporate purpose;

•         merge us with another company or consolidate us with another company;

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

Documents and Information

The specific documents and information requested for the exercise of the voting rights of our shareholders shall be made available by electronic means at the CVM and the U.S. Securities and Exchange Commission websites, as well as at our investor relationship website.  The following matters require specific documents and information:

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

Withdrawal Rights

Brazilian Corporate Law grants our shareholders the right to withdraw from the company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters:  (i) the reduction of minimum mandatory dividends; (ii) the merger of the company or consolidation with another company; (iii) the change of the corporate purpose of the company; (iv) a spinoff of the company (if such spin-off changes the company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities); or (v) the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of Article 256 of Brazilian Corporate Law; or (vi) a change in our corporate form.  Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right.

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

Resolution No. 1,927/1992 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289/1987, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  It provides that the proceeds from the sale of American Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20.0%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

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

Although there is currently  no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders (as defined below) of common shares or ADSs.  Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non‑Brazilian Holder.

Pursuant to Brazilian law, foreign investors may invest in common shares under Resolution No. 2,689 of the National Monetary Council, or Resolution No. 2,689.

Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in Brazilian financial and capital markets, provided that some requirements are fulfilled.  In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:  (i) appoint at least one representative in Brazil with the power to perform actions relating to foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out in stock exchanges or organized over‑the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of Dividends

Dividends, including dividends in kind, paid by us to the depositary in respect of the common shares underlying the ADSs or to a Non‑Brazilian Holder in respect of common shares generally will not be subject to Brazilian withholding income tax provided that they are paid out of profits generated as of or after January 1, 1996.  Dividends paid out of profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Taxation of Gains

Pursuant to Law No. 10,833, enacted on December 29, 2003, gains on the disposition or sale of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non-Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described above.

As a general rule, gains realized as a result of a disposition of our common shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our common shares or ADSs.

Under Brazilian law, however, income tax rules on such gains may vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•         exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered the investment in Brazil with the Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a “Favorable Tax Jurisdiction” for this purposes as described below; or

•         subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 2,689 Holder and (2) is not a Favorable Tax Jurisdiction Resident; or by (B) a Non-Brazilian Holder that (1) is a 2,689 Holder, and (2) is a Favorable Tax Jurisdiction Resident.  In this case, a withholding income rate of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; and

•         subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, and is a Favorable Tax Jurisdiction Resident for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to withholding income tax at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable, including the case of a Non-Brazilian Holder that is a 2,689 Holder and is not a resident in a “Favorable Tax Jurisdiction” for this purpose. The availability of these arguments to any specific holder of our common shares will depend on the circumstances of the holder. Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

Any exercise of preemptive rights relating to our common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our common shares.

Interpretation of the Discussion on the Definition of “Favorable Tax Jurisdiction”

On June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Favorable Tax Jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (Tax Haven Jurisdictions ) and (ii) the privileged tax regimes, whose definition is provided by Law No. 11,727, of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments potentially made by a Brazilian source.

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Interest Attributable to Shareholders’ Equity.  Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•         50% of net income (after the deduction of social contribution on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•         50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to withholding income tax  at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a Favorable Tax Jurisdiction.

These payments of interest on shareholders’ equity  to a Non-Brazilian Holder may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, we are required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by our shareholders, at on annual shareholders meeting, on the basis of recommendations of on board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Tax on foreign exchange transactions

The conversion of foreign currency into Brazilian reais  and the conversion of Brazilian reais  into foreign currency are subject to a tax on foreign exchange transactions (“IOF/Exchange”).  The rate of this tax varies according to the nature of the transaction.  Foreign exchange agreements entered into as of October 20, 2009 in connection with inflows of funds related to investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of 6.0%. However, currently there are certain transactions subject to the rate of 0%, as it is the case with the inflow of funds in connection to variable income investments carried out within the Brazilian Exchange. Foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Brazilian Holders with respect to investments in Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on transactions involving bonds and securities

Brazilian law imposes a tax on transactions involving bonds and securities (the “IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges.  The IOF/Bonds Tax is currently reduced to zero in almost all transactions, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds Tax applicable to transactions involving our common shares is currently zero. However, the rate of the IOF/Bonds Tax applicable to the transfer of our common shares with the specific purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied to  the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into effect.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non‑Brazilian Holder except for gift and inheritance taxes levied by certain Brazilian states on gifts or inheritance bestowed by individuals or entities not resident or domiciled in Brazil or not domiciled within that state, to individuals or entities resident or domiciled within in that Brazilian state.  There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

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

Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.  Subject to the below-mentioned concerns by the U.S. Treasury Department regarding certain inconsistent actions taken by intermediaries and certain exceptions for short‑term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or will remain readily tradable.  See below for a discussion regarding our PFIC determination.

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

Upon the sale, exchange or other taxable disposition of common shares or ADSs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the common shares or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s adjusted tax basis in the common shares or ADSs.  The initial tax basis of common shares or ADSs held by a U.S. holder will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase.  Such gain or loss generally will be treated as capital gain or loss and will be long‑term capital gain or loss if the common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Although we do not believe that U.S. holders will be entitled to a credit or deduction with respect to any IOF/Exchange paid on common shares or ADSs (as discussed in “—Brazilian Tax Considerations—Tax on foreign exchange transactions”), U.S. holders should be entitled to include the amount of the IOF/Exchange paid as part of their initial basis in such common shares or ADSs.  Under current law, certain non‑corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long‑term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

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

A non‑U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other taxable disposition of common shares or ADSs unless (i) such non‑U.S. holder is an individual who is present in the United States  for 183 days or more in the taxable year of the sale and certain other conditions are met or (ii) such gain is effectively connected with the conduct by the non‑U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base).  If the first exception (i) applies, the non‑U.S. holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources.  If the second exception (ii) applies, the non‑U.S. holder generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. holders, as described above.  In addition, in the case of (ii), if such non‑U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) upon the actual or deemed repatriation of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

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

If, contrary to the discussion above, we are treated as a PFIC, a U.S. holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and filing requirements) with respect to (a) any gain realized on the sale, exchange or other taxable disposition of common shares or ADSs and (b) any “excess distribution” made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the common shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the common shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the common shares or ADSs).  Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the common shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we  became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which  we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which  we were a PFIC.

If we are treated as a PFIC and, at any time, we invest in non‑U.S. corporations that are classified as PFICs (each, a “lower-tier PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that lower-tier PFIC.  If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our  interest in, the lower-tier PFIC or (ii) the U.S. holder disposes of all or part of its common shares or ADSs.

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

In addition, U.S. holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds US$50,000.  U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to common shares or ADSs and the application of the foreign financial asset rules to their particular situations.

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

Exchange Rate Risk

At December 31, 2012, approximately 14.2% of our indebtedness were denominated in U.S. dollars.  Also at December 31, 2012, we had swap agreements that offset the exchange rate risk with respect to R$2,464 million of those amounts.  The potential loss to us that would result from a hypothetical unfavorable 50.0% change in foreign currency exchange rates, after giving effect to the swaps, would be approximately R$14.2 million, primarily due to the increase, in Brazilian reais,  in the principal amount of our foreign currency indebtedness.  The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais  and that bear interest at variable rates or, in some cases, are fixed.  We also have swaps that convert some U.S. dollar-denominated indebtedness to reais  at variable interest rates.  The interest or indexation rates include several different Brazilian money-market rates and inflation rates.  At December 31, 2012, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$12,804 million.  Further information for other scenario, please see note 33 to our consolidated financial statements.

A hypothetical, instantaneous and unfavorable change of 100 basis points in rates applicable to floating rate financial assets and liabilities held at December 31, 2012, would result in a net additional cash outflow of approximately R$128 million.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities.  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as unfavorable movements of all interest rates are unlikely.

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

In 2012, we received the following payments from the depositary:  US$12,150 and US$750,000 (or US$525,000 net of withholding income tax) for expenses incurred by us relating to the ADR program, including global shareholder identification and expenses relating to the fourth year of the agreement between the depositary and us, respectively.

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use Of Proceeds

None.

ITEM 15.                     Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management´s Report on Internal Control over Financial Reporting

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

In June 2012, CPFL Energia, through its subsidiary CPFL Renováveis, acquired 100% of shares of BVP SA. Pursuant to SEC’s instructions, management may exclude an acquired business from its report on internal control over financial reporting if a registrant consummates a material purchase business combination during the relevant fiscal year. On that basis, our management excluded from its assessment the internal control over financial reporting at BVP SA whose financial statements constitute 4.6 % of total assets and 0.7% of net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2012.

In September 2012, we implemented a new version of the billing system at CPFL Santa Cruz, our subsidiary, the SAP Costumer Care System (CCS). We have rigorously tested the new system before its implementation. Our management believes the new system will generate productivity gains and improve our internal processes. The changes in our business processes and internal control over financial reporting have been dully recorded and assessed by our management for the year ended December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CPFL Energia S.A.
São Paulo - SP

We have audited the internal control over financial reporting of CPFL Energia S.A. and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at BVP S.A., which was acquired in June 2012 and whose financial statements constitute 4.6% of total assets and 0.7% of net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at BVP S.A.. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 9, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Campinas, São Paulo, Brazil
April 9, 2013

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

We are currently working on the review of our Code of Ethics to incorporate suggestions of our employees and outside stakeholders.  We intend to submit the new version of our Code of Ethics to our boad of directors and officers for approval in the first half of 2013.   If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we furnish a waiver to any such persons, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2012 and 2011.  Our independent accounting firm was KPMG Auditores Independentes for the year ended December 31, 2011, and Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2012.

Year ended December 31,
	2012	2011
(in thousands of reais)
Audit fees	R$3,802	R$3,628
Audit-related fees	R$2,371	R$659
Tax fees	R$112	R$166
All other fees	-	-
Total	R$6,285	R$4,453

“Audit Fees” are the aggregated fees billed by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for the fiscal years of 2012 and 2011, respectively.

“Audit-related fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentesfor assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for 2012 and 2011, respectively.

“Tax fees” in the above table are for services related to tax compliance charged by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes for 2012 and 2011, respectively.

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

ITEM 16E.                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG Auditores Independentes was appointed to act as our independent public accounting firm for a five-year period to audit our consolidated financial statements for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011.  Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.   Due to the limitations set forth in these regulations, we did not seek to renew KPMG’s contract when it expired and KPMG could not attempt to stand for reelection.  On November 7, 2011, our Board of Directors approved the appointment of Deloitte Touche Tohmatsu Auditores Independentes to act as our independent public accounting firm beginning with a review of our quarterly information for the first quarter of 2012.

KPMG Auditores Independentes’s reports on our financial statements for the each of the five fiscal years ended on December 31, 2007, 2008, 2009, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During such five fiscal years, there were no disagreements with KPMG Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We have requested that KPMG Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 1.01 to this Form 20-F.

We did not consult Deloitte Touche Tohmatsu Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

CPFL is a controlled company, because more than a majority of its voting power is controlled by VBC Energia S.A./Camargo Correa S.A./ESC Energia S.A., PREVI/BB Carteira Livre I Fundo de Investimento em Ações and Energia São Paulo FIA/Bonaire Participações S.A. As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has one independent director, as defined by BM&FBOVESPA rules.

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

ITEM 16H.                MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.                     Financial Statements

Not applicable.

ITEM 18.                     Financial Statements

See pages F-1 through F-89, incorporated herein by reference.

ITEM 19.                     Exhibits

No.	Description
1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
3.1

Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002, November 5, 2003 and December 6, 2007 among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A.

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from KPMG Auditores Independentes to the SEC, dated April 9, 2013 regarding the change in independent public accounting firm.

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

GLOSSARY OF TERMS

ABRADEE:  Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica).

Allowed Annual Revenue:  Revenue received by electricity Transmission companies annualy. Such revenue is calculated based on the estimated investment to build, maintain and operate a Transmission system.

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

High voltage:  A class of nominal system voltages equal to or greater than 69,000 volts (69 kV) and equal to or lower  than 230,000 volts (230 kVs).

Hydroelectric Power Plant or Hydroelectric Facility:  A generator that uses water power to drive the electric generator.

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

IPCA: Broad consumer price index (Indice Nacional de Preços ao Consumidor Amplo, calculated and published by Instituto Brasileiro de Geografia e Estatística – IBGE).

Kilovolt (kV):  One thousand volts.

Kilowatt (kW):  One thousand watts.

Kilowatt hour  (kWh):  One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

Low Voltage: A class of nominal system voltages equal to or lower  than 1,000 volts (1 kV).

MCPSE: Electricity Sector Asset Control Manual (Manual de Controle Patrimonial do Setor Elétrico).

Medium Voltage: A class of nominal system voltages greater than 1,000 volts (1 kV) and lower  than 69,000 volts (69 kVs).

Megawatt (MW):  One million watts.

Megawatt hour  (MWh):  One megawatt of power supplied or demanded for one hour, or one million watt hours.

Micro Hydroelectric Power Plants:  Power projects with capacity lower than 1 MW.

MME:  Ministry of Mines and Energy (Ministério de Minas e Energia).

Megawatt-peak (MWp): The measure of the nominal power of a photovoltaic solar device under laboratory lighting conditions.

MRE:  Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

MVA: Mega Volt Ampère.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on April 17, 2013.

                CPFL ENERGIA S.A.

By:         /s/ Wilson Ferreira Junior

Name:    Wilson Ferreira Junior

Title:       Chief Executive Officer
(principal executive officer)

By:         /s/ Gustavo Estrella

Name:    Gustavo Estrella

Title:       Chief Financial Officer
(principal financial officer)

Deloitte Touche Tohmatsu Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5º andar Campinas - SP - 13091-611 Brasil Tel: + 55 (19) 3707-3000 Fax:+ 55 (19) 3707-3001 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo - SP

We have audited the accompanying consolidated balance sheet of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Campinas, São Paulo, Brazil
April 9, 2013

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its Member Firms.

© Deloitte Touche Tohmatsu. All rights reserved.

KPMG Auditores Independentes	Central Tel	55 (19) 2129-8700
Av. Barão de Itapura, 950 - 6º	Fax	55 (19) 2129-8728
13020-431 - Campinas, SP - Brasil	Internet	www.kpmg.com.br
Caixa Postal 737
13012-970 - Campinas, SP - Brasil

Report of independent registered Public Accounting Firm

The Board of Directors and Shareholders
CPFL Energia S.A.

We have audited the accompanying consolidated balance sheet of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the CPFL Energia S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes
São Paulo, Brazil
April 9, 2013.

KPMG Auditores Independentes, uma sociedade simples brasileira	KPMG Auditores Independentes, a Brazilian entity and a member firm
e firma-membro da rede KPMG de firmas-membro independentes e	of the KPMG network of independent member firms affiliated with
afiliadas à KPMG International Cooperative (“KPMG International”),	KPMG International Cooperative (“KPMG International”), a Swiss
uma entidade suíça.	entity.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011 (In thousands of Brazilian reais – R$)

ASSETS	Dec 31, 2012	Dec 31, 2011 (¹)

CURRENT ASSETS
Cash and cash equivalents (note 5)	2,477,894	2,699,837
Consumers, concessionaires and licensees (note 6)	2,268,601	1,874,280
Financial investments	6,100	47,521
Recoverable taxes (note 7)	263,403	277,463
Derivatives (note 33)	870	3,733
Materials and supplies	49,346	44,872
Leases (note 9)	9,740	4,581
Financial asset of concession (note 10)	34,444	-
Other credits (note 11)	519,797	410,768
TOTAL CURRENT ASSETS	5,630,196	5,363,054

NONCURRENT ASSETS
Consumers, concessionaires and licensees (note 6)	162,017	182,300
Escrow deposits (note 20)	1,184,554	1,128,616
Financial investments	-	109,965
Recoverable taxes (note 7)	225,036	216,715
Derivatives (note 33)	486,438	215,642
Deferred taxes credits (note 8)	1,318,618	1,176,535
Leases (note 9)	31,703	24,521
Financial asset of concession (note 10)	2,342,796	1,376,664
Prepaid post-employment benefit obligation (note 17)	10,203	3,416
Investment at cost	116,654	116,654
Other credits (note 11)	420,155	279,460
Property, plant and equipment (note 12)	9,611,958	8,292,076
Intangible assets (note 13)	9,535,360	8,927,439
TOTAL NONCURRENT ASSETS	25,445,491	22,050,004

TOTAL ASSETS	31,075,687	27,413,057

(¹) Includes the effects described in note 2.8

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011 (In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31,2012	Dec 31,2011 (¹)

CURRENT LIABILITIES
Suppliers (note 14)	1,691,002	1,240,143
Accrued interest on loans and financing (note 15)	142,599	141,902
Accrued interest on debentures (note 16)	95,614	83,552
Loans and financing (note 15)	1,558,499	896,414
Debentures (note 16)	336,459	531,185
Post-employment benefit obligation (note 17)	51,675	40,695
Regulatory charges (note 18)	114,488	145,146
Taxes and social contributions payable (note 19)	442,365	483,028
Dividends and interest on equity	26,542	24,524
Accrued liabilities	72,535	70,771
Derivatives (note 33)	109	-
Public utilities (note 21)	30,422	28,738
Other accounts payable (note 22)	631,043	813,338
TOTAL CURRENT LIABILITIES	5,193,350	4,499,437

NONCURRENT LIABILITIES
Suppliers (note 14)	4,467	-
Accrued interest on loans and financing (note 15)	62,271	23,627
Loans and Financing (note 15)	9,035,534	7,382,455
Debentures (note 16)	5,895,143	4,548.651
Post-employment benefit obligation (note 17)	325,455	414,629
Taxes and social contributions payable (note 19)	-	165
Deferred taxes debits (note 8)	1,155,733	1,038,101
Provision for tax, civil and labor risks (note 20)	386,079	338,121
Derivatives (note 33)	336	24
Public utilities (note 21)	461,157	440,926
Other accounts payable (note 22)	149,099	174,410
TOTAL NONCURRENT LIABILITIES	17,475,275	14,361,110

SHAREHOLDERS’ EQUITY (note 23)
Capital	4,793,424	4,793,424
Capital reserves	228,322	229,956
Legal reserves	556,481	495,185
Earnings retained for investment	326,899	-
Additional dividend proposed	455,906	758,470
Other comprehensive income	535,627	563,005
Retained earnings	-	227,118
	6,896,660	7,067,158
Net equity attributable to noncontrolling shareholders	1,510,401	1,485,352
TOTAL SHAREHOLDERS' EQUITY	8,407,061	8,552,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,075,687	27,413,057

(¹) Includes the effects described in note 2.8

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2012, 2011 and 2010
(In thousands of Brazilian reais – R$, except for earnings per share)

	2012	2011 (¹)	2010 (¹)

NET OPERATING REVENUE (note 25)	15,055,147	12,764,028	12,023,729

COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 26)	(7,725,980)	(6,220,970)	(6,222,490)
Operating cost (note 27)	(1,620,312)	(1,157,970)	(1,067,493)
Services rendered to third parties (note 27)	(1,355,675)	(1,138,626)	(1,050,980)

GROSS OPERATING INCOME	4,353,181	4,246,463	3,682,766

Operating expenses (note 27)
Sales expenses	(468,345)	(364,352)	(300,435)
General and administrative expenses	(732,823)	(615,171)	(443,212)
Other operating expense	(380,899)	(216,392)	(199,804)
	(1,582,067)	(1,195,916)	(943,451)

INCOME FROM ELECTRIC ENERGY SERVICE	2,771,113	3,050,547	2,739,315

FINANCIAL INCOME (EXPENSE) (note 28)
Income	720,332	761,400	565,751
Expense	(1,487,964)	(1,386,778)	(837,058)
	(767,632)	(625,378)	(271,307)

INCOME BEFORE TAXES	2,003,481	2,425,169	2,468,008

Social contribution (note 8)	(198,987)	(215,517)	(228,672)
Income tax (note 8)	(547,760)	(585,380)	(624,759)
	(746,747)	(800,896)	(853,431)

NET INCOME	1,256,734	1,624,273	1,614,577

Net income attributable to controlling shareholders	1,225,924	1,572,292	1,595,151
Net income attributable to noncontrolling shareholders	30,810	51,981	19,426

Earnings per share attributable to controlling shareholders: Basic (note 24)	1.27	1.63	1.66
Diluted (note 24)	1.26	1.63	1.66

(¹) Includes the effects described in note 2.8

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED IN DECEMBER 31, 2012, 2011 AND 2010

 (In thousands of Brazilian reais – R$)

	2012	2011 (¹)	2010 (¹)

NET INCOME	1,256,734	1,624,273	1,614,577

Comprehensive income for the year	1,256,734	1,624,273	1,614,577
Comprehensive income attributable to controlling shareholders	1,225,924	1,572,292	1,595,151
Comprehensive income attributable to non controlling shareholders	30,810	51,981	19,426

(¹) Includes the effects described in note 2.8

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010

(In thousands of Brazilian reais - R$)

			Profit reserves						Noncontrolling shareholders´ interest
				Earnings	Additional	Other			Other		Total
		Capital	Legal	retained for	dividend	comprehensive	Retained earnings	Total	comprehensive	Other	Shareholders'
	Capital	reserves	reserve	investment	proposed	income			income	equity	equity
Balance at December 31, 2009 (¹)	4,741,175	16	341,751	-	655,017	635,871	(104,482)	6,269,348	-	267,431	6,536,779

Total comprehensive income
Net income for the period	-	-	-	-	-	-	1,595,151	1,595,151	-	19,426	1,614,577
	-	-	-	-	-	-	1,595,151	1,595,151	-	19,426	1,614,577
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	(39,605)	39,605	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	-	13,466	(13,466)	-	-	-	-
- Formation of statutory reserve	-	-	76,914	-	-	-	(76,914)	-	-	-	-
- Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(13,761)	(13,761)
	-	-	76,914	-	-	(26,139)	(50,775)	-	-	(13,761)	(13,761)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	6,406	6,406	-		6,406
- Interim dividend	-	-	-	-	-	-	(774,429)	(774,429)	-	(6,181)	(780,610)
- Dividend proposed	-	-	-	-	486,040	-	(486,040)	-	-	-	-
- Additional dividend aproved	-	-	-	-	(655,017)	-	-	(655,017)	-	(10,967)	(665,984)
- Capital Increase	52,249	-	-	-	-	-	-	52,249	-		52,249
	52,249	-	-	-	(168,977)	-	(1,254,063)	(1,370,791)	-	(17,148)	(1,387,939)

Balance at December 31, 2010 (¹)	4,793,424	16	418,665	-	486,040	609,732	185,831	6,493,708	-	255,948	6,749,656

Total comprehensive income
Net income for the period	-	-	-	-	-	-	1,572,292	1,572,292	-	51,981	1,624,273
	-	-	-	-	-	-	1,572,292	1,572,292	-	51,981	1,624,273
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	(39,098)	39,098	-	(368)	368	-
- Tax on deemed cost realization	-	-	-	-	-	13,293	(13,293)	-	125	(125)	-
- Formation of statutory reserve	-	-	76,520	-	-	-	(76,520)	-	-	-	-
- Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(14)	(14)
	-	-	76,520	-	-	(25,805)	(50,715)	-	(243)	229	(14)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	4,967	4,967	-	-	4,967
- Interim dividend	-	-	-	-	-	-	(747,709)	(747,709)	-	(3,498)	(751,207)
- Dividend proposed	-	-	-	-	758,470	-	(758,470)	-	-	-	-
- Additional dividend aproved	-	-	-	-	(486,040)	-	-	(486,040)	-	(3,596)	(489,636)
- Business Combination - CPFL Renováveis	-	229,940	-	-	-	(20,922)	20,922	229,940	20,922	1,163,609	1,414,473
	-	229,940	-	-	272,430	(20,922)	(1,480,290)	(998,843)	20,922	1,156,515	178,596

Balance at December 31, 2011 (¹)	4,793,424	229,956	495,185	-	758,470	563,005	227,118	7,067,158	20,679	1,464,673	8,552,511

Total comprehensive income
Net income for the period	-	-	-	-	-	-	1,225,924	1,225,924	-	30,810	1,256,734
	-	-	-	-	-	-	1,225,924	1,225,924	-	30,810	1,256,734
Internal changes of shareholders'equity
- Reserve of retained earnings for investment	-	-	-	326,899	-	-	(326,899)	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	-	(41,482)	41,482	-	(1,421)	1,421	-
- Tax on deemed cost realization	-	-	-	-	-	14,104	(14,104)	-	483	(483)	-
- Formation of statutory reserve	-	-	61,296	-	-	-	(61,296)	-	-	-	-
- Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(334)	(334)
	-	-	61,296	326,899	-	(27,378)	(360,818)	-	(938)	604	(334)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	3,921	3,921	-	-	3,921
- Interim dividend	-	-	-	-	-	-	(640,239)	(640,239)	-	-	(640,239)
- Dividend proposed	-	-	-	-	455,906	-	(455,906)	-	-	(5,875)	(5,875)
- Additional dividend aproved	-	-	-	-	(758,470)	-	-	(758,470)	-	(8,201)	(766,672)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	3,563	3,563
- Additional dividend aproved	-	(1,634)	-	-	-	-	-	(1,634)	-	5,086	3,452
	-	(1,634)	-	-	(302,564)	-	(1,092,224)	(1,396,422)	-	(5,427)	(1,401,849)

Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	455,906	535,627	-	6,896,660	19,741	1,490,660	8,407,061

(¹) Includes the effects described in note 2.8
The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais – R$)

	2012	2011 (¹)	2010 (¹)
OPERATING CASH FLOW
Income for the year, before income tax and social contribution	2,003,481	2,425,169	2,468,008

ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	1,127,103	801,203	691,793
Provision for tax, civil, labor and environmental risks	95,226	35,219	(29,598)
Allowance for doubtful accounts	163,903	-	-
Interest and monetary adjustment	1,099,913	1,105,405	531,310
Post-employment benefit income	(16,340)	(82,953)	(80,629)
Losses on the write-off of noncurrent assets	54,579	3,688	1,142
Deferred taxes (PIS and COFINS)	(64,005)	6,429	2,153
Other	21,919	-	536

DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(486,380)	(9,184)	(34,085)
Recoverable taxes	48,558	(12,971)	3,146
Lease	(3,969)	(6,347)	(2,945)
Escrow deposits	(55,779)	(164,165)	(52,109)
Other operating assets	(73,495)	(61,086)	(78,202)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	435,014	122,783	(16,714)
Other taxes and social contributions	(146,600)	54,230	(88,996)
Other liabilities with employee pension plans	(79,450)	(70,318)	(72,235)
Regulatory charges	(29,057)	21,596	59,792
Other operating liabilities	(68,314)	65,832	5,382
CASH FLOWS PROVIDED BY OPERATIONS	4,026,307	4,234,530	3,307,749
Interests paid	(1,018,078)	(981,682)	(573,170)
Income tax and social contribution paid	(864,145)	(764,195)	(705,366)
NET CASH FROM OPERATING ACTIVITIES	2,144,084	2,488,653	2,029,213

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(706,186)	(814,330)	-
Payment of acquisition payables	(172,476)	(48,608)	(5,752)
Increase cash for business combination	-	253,178	-
Increase in property, plant and equipment	(1,034,589)	(829,701)	(634,931)
Financial investments, pledges, funds and tied deposits	(14,806)	18,688	17,777
Lease	(6,581)	8,314	(3,931)
Additions to intangible assets	(1,433,064)	(1,075,072)	(1,165,609)
Sale of noncurrent assets	-	-	828
Other	(558)	-	(10,269)

NET CASH FLOW USED IN INVESTING ACTIVITIES	(3,368,260)	(2,487,531)	(1,801,887)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	4,294,254	5,536,932	2,571,002
Increment of cash due to increase of interest in subsidiary	-	1,118	-
Payments of loans, financing and debentures, net of derivatives	(1,885,175)	(3,157,839)	(1,280,290)
Payments of dividend and interest on shareholders’ equity	(1,406,846)	(1,240,590)	(1,440,094)
Other	-	(3,802)	(2,292)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,002,233	1,135,819	(151,674)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(221,943)	1,136,941	75,652
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	1,562,897	1,487,245
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,477,894	2,699,837	1,562,897
(¹) Includes the effects described in note 2.8

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2012, 2011 AND 2010

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

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (unaudited information on the concession area, number of consumers, energy production capacity and associated data):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	3,891	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,531	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	253	1,354	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	191	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	77	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Installed power
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Proportional	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Proportional	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Proportional	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Proportional	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (**)	Full	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Renováveis Energias S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	Full	(***)	(***)	(***)	(***)

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect") (a)	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total") (b)	Limited company	Billing and collection services	Direct and indirect 100%	Full
CPFL Telecom S.A ("CPFL Telecom") (c)	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A. (****)	Private corporation	Telecommunication services	Direct 100%	Full
(a) Former Chumpitaz Serviços S.A.
(b) Former CPFL Bio Anicuns S.A.
(c) Former CPFL Bio Itapaci S.A.

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariuna Participações Ltda. ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	Proportional
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full

 (*)   SHP – Small Hydropower Plant

(**)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% share of its capital).

(***) CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At December 31, 2012, CPFL Renováveis had a project portfolio of 1,735 MW of installed capacity (1,093 MW proportional to the Company's share), as follows:

•       Hydropower generation: 35 SHP’s operational (326 MW);

•       Wind power generation: 15 projects operational (556 MW) e 18 projects under construction (482 MW);

•       Biomass power generation: 6 plants operations (270 MW) e 2 under construction (100 MW).

•       Solar energy generation: 1 solar plant operational (1,1 MW)

(****)   CPFL Transmissão Piracicaba

          In December 2012 the subsidiary CPFL Geração was the successful bidder in ANEEL Transmission Auction 007/2012 which provides for the construction and operation of a transmission line approximately 6.5 km long as well as a 440 KV substation located in the municipality of Piracicaba, State of São Paulo. This line will be connected to the grid of one of the CPFL Energia group distributors and the works will be carried out by the subsidiary CPFL Serviços, making the business feasible. CPFL Geração set up CPFL Transmissão Piracicaba S.A (“CPFL Transmissão”), exclusively to operate this concession.

(2)  PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of presentation:

The financial statements are presented in accordance with International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB.

The financial statements were authorized for issue by the Board of Directors on April 9, 2013.

2.2 Basis of measurement:

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, and iv) actuarial assets measured at fair value, for which the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments:

The preparation of the financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Leases;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment benefit obligation;

•         Note 20 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 25 – Net operating revenues;

•         Note 26 – Cost of electric energy;

•         Note 33 – Financial instruments

2.4 Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries and jointly-controlled entities:

The financial statements of subsidiaries and jointly-controlled entities (joint ventures) are included in the financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operation decisions.

The accounting policies of subsidiaries and jointly-controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-controlled entities. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their parent companies or proportionately consolidated for jointly-controlled entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the financial statements.  Unrealized gains arising from transactions with investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in shareholders' equity and after profit or loss and comprehensive income in each period presented.

The balances of the jointly-controlled entities, and the Company's percentage participations, as of December 31, 2012, and 2011 and for the years ended December 31, 2012, 2011 and 2010, are shown below:

	Enercan	Baesa	Chapecoese Geração	Epasa	Total
	48.72%	25.01%	51%	52.75%
2012
Current assets	54,239	17,548	61,657	112,788	246,233
Non current assets	662,784	329,980	1,683,765	386,905	3,063,434
Current liabilities	48,780	32,150	121,419	142,802	382,398
Non current liabilities	255,957	166,630	1,234,819	259,895	1,917,301
Shareholders equity	412,286	148,749	389,183	96,996	1,009,967

Gross operating revenues	218,840	77,736	346,003	212,700	855,279
Net operating revenues	203,718	70,545	319,310	191,114	784,688
Net income	68,492	(6,476)	46,501	13,457	121,974

2011
Current assets	52,131	19,718	35,861	23,140	130,850
Non current assets	685,795	362,484	1,737,137	405,175	3,190,591
Current liabilities	64,510	32,310	139,710	39,092	275,623
Non current liabilities	290,455	187,165	1,287,546	290,977	2,056,144
Shareholders equity	382,961	162,726	345,742	98,246	989,675

Gross operating revenues	207,649	79,377	246,592	122,908	656,527
Net operating revenues	193,314	71,539	229,128	109,764	603,745
Net income	56,460	10,025	(3,376)	19,960	83,069

2010
Gross operating revenues	197,251	75,951	47,818	76,442	397,462
Net operating revenues	183,321	68,330	44,430	69,313	365,394
Net income	60,919	10,690	(8,059)	(27,187)	36,363

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

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests:

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in note 1. Except for the (i) jointly-controlled entities ENERCAN, BAESA, Chapecoense and EPASA which are consolidated proportionately, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other subsidiaries are fully consolidated.

As of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, the participation of non-controlling interests stated in the financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Adjustments and reclassifications in the 2011 and 2010 financial statements:

Certain amounts in the financial statements for the year ended December 31, 2011 and December 31, 2010, originally issued on March 29, 2012 and on June 06, 2011, respectively, have been adjusted or reclassified, although they are not material, for purposes of comparison with the financial statements for the year ended December 31, 2012.  These amendments are due to a change in judgment concerning recognition in "other comprehensive income" of changes in the expectations of cash flows from the financial assets related to the concession, determined by IFRIC12 and designated in the available for sale category.

Even though the concession contract does not explicitly define whether the indemnity  will be based on the amount actually invested in the infrastructure or on the residual amount determined by the tariff pricing methodology, i.e. the Regulatory Remuneration Base (“BRR”), the Company and its subsidiaries, based on their best interpretation of the concession contract, expect to receive at the end of the concession, as indemnity for  investments made and not yet recovered, the equivalent of the amount calculated in accordance with the BRR. On first adoption of IFRS, the Company understood that changes in the fair values of the assets that comprise the concession infrastructure would also constitute changes in the fair value of the financial asset to be received as indemnity at the end of the concession; such changes were therefore fully recognized in "other comprehensive income". It is noted that the procedure was adopted after analysis and discussions in a technical industry group, set up for the implementation of IFRS in Brazil, and the methodology described previously in this paragraph was applied for a large number of participants in the technical group who adopted the BRR as the basis for calculating the amount of the indemnity.

However, after review of the criteria used in accounting for this financial asset and the progress of industry discussions, the Company and its subsidiaries concluded that changes in the fair values of infrastructure assets, and consequently in the indemnity, reflect changes in the estimated cash flow expectations and should therefore be recognized in the Statement of Income using the effective interest method in accordance with paragraph AG8 of IAS 39 Financial Instruments: Recognition and Measurement.

Thus the change in accounting represents  an immaterial and unintentional error in interpretation of the accounting literature. In spite of the immaterial nature of the adjustment, the Company and its subsidiaries decided to adjust the comparative amounts for 2011 e 2010 in the presentation of the 2012 financial statements, in order to maintain the balances comparable.

Consequently, the Company and its subsidiaries are reclassifying and adjusting the financial statements as of December 31, 2011 and 2010, presented for purposes of comparison with the financial statements for the year ended December 31, 2012, in which the update of the financial assets related to the concession, resulting from changes in the expected cash flows from the financial assets related to the concession, is reclassified from "accumulated comprehensive income" to retained earnings, both in the shareholders’ equity,  and recognizing in Statement of Income for the years ended on December 31, 2011 and 2010 under “financial income”.

As mentioned above, since these effects are considered immaterial and do not change the total balances of assets, liabilities and shareholders’ equity at December 31, 2011 and 2010, the Company is not presenting the balance sheet for the beginning of the earliest period presented.

We present below a summary of the accounting adjustments and reclassification to assist understanding their effects on our financial statements:

      i.        Liabilities and Shareholders’ equity

	December 31, 2011			December 31, 2010
	Stated	Reclassification	Reclassified	Stated	Reclassification	Reclassified

Current liabilities	4,499,437	-	4,499,437	4,428,323	-	4,428,323
Non current liabilities	14,361,110	-	14,361,110	8,878,819	-	8,878,819
Shareholders' equity
Capital	4,793,424	-	4,793,424	4,793,424	-	4,793,424
Capital reserves	229,956	-	229,956	16	-	16
Legal reserves	495,185	-	495,185	418,665	-	418,665
Additional dividend proposed	758,470	-	758,470	486,040	-	486,040
Other comprehensive income	790,123	(227,118)	563,005	795,563	(185,831)	609,732
Retained earnings	-	227,118	227,118	-	185,831	185,831
	7,067,157	-	7,067,157	6,493,708	-	6,493,708
Net equity attributable to noncontrolling shareholders	1,485,352	-	1,485,352	255,948	-	255,948
Total shareholders' equity	8,552,510	-	8,552,510	6,749,656	-	6,749,656

Total liabilities and shareholders' equity	27,413,058	-	27,413,058	20,056,797	-	20,056,797

     ii.        Statement of income

	2011			2010
	Stated	Adjustment	Adjusted	Stated	Adjustment	Adjusted
Net operating revenue	12,764,028	-	12,764,028	12,023,729	-	12,023,729
Cost of eletric energy services	(8,517,566)	-	(8,517,566)	(8,340,963)	-	(8,340,963)
Gross operating income	4,246,463	-	4,246,463	3,682,766	-	3,682,766

Income from electric energy service	3,050,547	-	3,050,547	2,739,315	-	2,739,315

Financial income (expense)	(688,590)	63,212	(625,378)	(353,943)	82,636	(271,307)
Income before taxes	2,361,957	63,212	2,425,169	2,385,372	82,636	2,468,008
Social contribution	(209,872)	(5,644)	(215,516)	(221,235)	(7,437)	(228,672)
Income tax	(569,701)	(15,679)	(585,379)	(604,100)	(20,659)	(624,759)

Net Income	1,582,384	41,889	1,624,273	1,560,037	54,540	1,614,577

Net income attributable to controlling shareholders	1,530,403	41,889	1,572,292	1,538,281	56,870	1,595,151
Net income attributable to noncontrolling shareholders	51,981	-	51,981	21,756	(2,330)	19,426

Earnings per share attributable to controlling shareholders:
Basic (note 24)	1.59	0.04	1.63	1.60	0.06	1.66
Diluted (note 24)	1.59	0.04	1.63	1.60	0.06	1.66

    iii.        Statement of comprehensive income

	2011			2010
	Stated	Adjustment	Adjusted	Stated	Adjustment	Adjusted
Net income	1,582,384	41,890	1,624,273	1,560,037	54,540	1,614,577
Other comprehensive income
Financial asset of concession
- Gain in financial instruments	63,212	(63,212)	-	82,636	(82,636)	-
- Tax on financial instruments	(21,322)	21,322	-	(28,096)	28,096	-
Comprehensive income for the year	1,624,273	-	1,624,273	1,614,577	-	1,614,577
Comprehensive income attributable to controlling shareholders	1,572,292	-	1,572,292	1,595,151	-	1,595,151
Comprehensive income attributable to noncontrolling shareholders	51,981	-	51,981	19,426	-	19,426

    iv.        Statement of cash flow

	2011			2010
	Stated	Adjustment	Adjusted	Stated	Adjustment	Adjusted
Operating cash flow
Income for the year, before income tax and social contribution	2,361,957	63,212	2,425,169	2,385,372	82,636	2,468,008
Adjustment to reconcile income to cash provided by operating activities:
Depreciation and amortization	801,203	-	801,203	691,793	-	691,793
Provision for tax, civil and labor risks	35,219	-	35,219	(29,598)	-	(29,598)
Interest and monetary restatement	1,168,617	(63,212)	1,105,405	613,946	(82,636)	531,310
Post-employment benefit costs	(82,953)	-	(82,953)	(80,629)	-	(80,629)
Losses on the write-off of non current assets	3,688	-	3,688	1,142	-	1,142
Deferred taxes (PIS and COFINS)	6,429	-	6,429	2,153	-	2,153
Other	-	-	-	536	-	536

Increase in operating assets	(253,753)	-	(253,753)	(164,195)	-	(164,195)
Decrease in operating liabilities	(1,551,754)	-	(1,551,754)	(1,391,307)	-	(1,391,307)
Cash flows provided by operations	2,488,653	-	2,488,653	2,029,213	-	2,029,213

Utilization of cash in investing activities	(2,487,531)	-	(2,487,531)	(1,801,887)	-	(1,801,887)
Generation (utilization) of cash in financing activities	1,135,819	-	1,135,819	(151,674)	-	(151,674)

(3)  SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

3.1 Concession agreements

IFRIC 12 – Concession Agreements establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

Considering these definitions having been attended, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the IFRS standards, so that in the financial statements are record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession to the grantor.

The value of the financial assets of the concession is determined at fair value, based on the remuneration of the concession assets, as established by the regulatory body. The financial asset is classified as available-for-sale and after initial recognition is remeasured in accordance with changes in the estimated cash flows, against finance income in profit or loss for the year (note 2.8).

The remaining amount is recorded as intangible assets and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recorded in accordance with IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts are classified as intangible assets and are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the building the infrastructure by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.         Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

ii.        Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently  measured at amortized cost using the effective interest method, less any impairment losses.

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated using the effective rate method is recognized in profit or loss as part of the financial income. Changes to fair value of these financial assets are recognized in the other comprehensive income. The accumulated result in the other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category the financial assets the concession which comprises the right for compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets and their respective replacement values at the end of the concession by the regulatory authority.

- Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.        Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are recorded at fair value and any change in their fair value is subsequently recorded in profit or loss.

ii.        Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified in the previous category. They are measured initially at fair value net of any transaction cost and subsequently measured at amortized cost using the effective interest method.

The Company accounts for guarantees when issued to non-controlled entities or when the financial guarantee is granted to jointly-controlled entity at a percentage higher than the Company's interest to cover commitments of jointly-controlled entities. Such financial guarantees are initially measured at fair value, by recording (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, the liability related to the financial guarantee is assessed periodically at the higher of the amount determined in accordance with IAS 37 and the amount initially recognized, less accumulated amortization.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements

At the inception of an agreement is determined whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

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

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated based on the shorter of the estimated useful life of the asset or the lease term.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment

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

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 17%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority.

In the case of generators subject to regulation by Decree 2003, of 1996 (the subsidiary CERAN and the jointly-controlled entities ENERCAN, BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write off of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets, if any, with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill is recorded as gain in the income statement in the year of the business acquisition.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

 i.         Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight-line basis or based on the net income curves projected for the concessionaires, as applicable.

ii.        Investments in infrastructure (Application IFRIC 12 – Concession agreements): under the electric energy distribution concession agreements with the subsidiaries, the intangible asset recorded corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploitation term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits. For further information see note 3.1.

        Components of the infrastructure are directly tied to the Company’s operations and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession

iii.       Public utilities: upon certain generation concessions were granted the concessionaires assumed an obligation to pay the federal government for use of public assets. On the signing date of the respective agreements the Company’s subsidiaries recoded intangible assets and the corresponding liabilities at fair value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining term of each concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed to credit through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets recorded at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with IAS 19 “Employee benefits”, and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics::

 i.        Defined distribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.        Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. The subsidiaries used the corridor method until December 31, 2012, to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss in subsequent years over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company´s bylaws. According to IAS 10 a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present liability criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and Interest on shareholders’ equity determined in a half-yearly balance sheet. An interim dividend and interest on shareholders’ equity declared at the base date of June 30 is only recorded as a liability in the Company's financial statement after the date of the Board's decision.

Interest on shareholders' equity is treated in the same way as dividends and is also stated in changes in shareholders’ equity. Withholding tax on interest on shareholders' equity is debited against shareholders’ equity when proposed by Management, as it fulfills the obligation criteria at that time.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled revenue related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing of each subsidiary.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method (“fixed-price”), and losses, if any, are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recorded in profit or loss except to the extent that it relates to an item recorded directly in equity or in equity adjustments, where it is recorded net of these tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

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

3.12 Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the Company’s controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of financial instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements, after they have been recognized in the energy tariffs, based on the tariff reviews conducted by the grantor and on consumption of electric energy by captive consumers.

3.14 New standards and interpretations not yet adopted

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2012. Consequently, the Company has not adopted them for the year ended December 31, 2012:

•       Amendment to IAS 1 Presentation of Financial Statements

Provides the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. It also requires additional disclosures in respect of the separation of items of comprehensive income that (i) will subsequently be reclassified to profit or loss and (ii) items that will not be reclassified. Applicable for annual periods beginning on or after July 1, 2012.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not expect them to have relevant impacts on the financial statements.

•       Amendment to IAS 19 Employee Benefits

The amendments change the accounting for defined benefit plans and termination benefits.  The most significant changes relate to: a) elimination of the “corridor approach”; b) immediate recognition in profit or loss of past service costs; c) immediate recognition of actuarial gains and losses through other comprehensive income; and d) replacement of interest expense and the expected return on plan assets with a “net interest” amount, calculated by applying the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 are required for annual periods beginning on or after January 1, 2013 and require retrospective application.

Based on a preliminary assessment of initial adoption of these changes in 2013, Management estimates that the effect would be a decrease of R$ 515,932 in the Shareholders’ equity at January 1, 2013 (increase of R$ 109,371 in the Shareholders’ equity at January 1, 2012).

The review of IAS 19 will also results in a change in recognition of actuarial expense in 2013, and with introduction of the new methodology in 2013, the actuarial expense is estimated to be R$82,121 (note 17), compared to R$ 32,421 if the previous pronouncement were still in effect.

•       Amendment to IFRS 7 e IAS 32 - Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements for offsetting financial instruments and the amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities offset in the balance sheet. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013, while the amendments to IAS 32 are required for annual periods beginning on or after January 1, 2014.

Management is analyzing the effects of these amendments and based on a preliminary analysis does not expect them to have relevant impacts on the financial statements.

•       IFRS 9 Financial Instruments

Establishes new requirements for the classification and measurement of financial assets and liabilities. Financial assets will be classified in two categories: measured on initial recognition at fair value and measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows. With regard to financial liabilities, the main change in respect of the requirements already established by IAS 39 requires that the amount of change in the fair value of financial liabilities designated as at fair value through profit or loss, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income and not in profit or loss, unless the recognition of the effects of change would result in a mismatch in profit or loss. Adoption is required for annual periods beginning on or after January 1, 2015.

The Company is analyzing the impact of these changes on the financial statements.

•       Revison of IAS 27 – Consolidated and Separate Financial Statements

This revision, published in May 2011, establishes the requirement for accounting for and disclosure of investments in subsidiaries, joint ventures and associates if the entity prepares separate financial statements. The revision of the standard is effective from January 1, 2013.

Management is analyzing the effects of this revision and based on a preliminary analysis does not anticipate relevant impacts on the financial statements.

•       IAS 28 – Investments in Associates

This revision, published in May 2011, establishes the requirements for application of the equity method for investments in associates and jointly-controlled entities as from publication of IFRS 11. The revision of the standard is effective from January 1, 2013.

Management is analyzing the effects of this revision and based on a preliminary analysis, does not anticipate relevant impacts on the financial statements.

•       IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the part of IAS 27 that deals with consolidated financial statements.  Under IFRS 10, there is only one basis for consolidation, and that basis is control. The definition of control in IFRS 10 includes three elements: (i) power over an investee; (ii) exposure, or rights to variable returns from its involvement; and (iii) ability to use its power over the investee to affect the amount of the investor’s returns. Applicable to annual periods beginning on or after January 1, 2013. The Company does not anticipate that this pronouncement will have a significant impact on its financial statements

•       IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 and deals with how a joint control arrangement should be classified in the financial statements. Under the standard, the structure of a joint arrangement is no longer the main factor in determining the type of business and consequently, how it should be accounted for. Joint ventures, operations in which the parties have rights over the net assets of the agreements, are required to be accounted for using the equity method of accounting and the proportional consolidation method will no longer be permitted.

IFRS 11 is applicable for years beginning on or after January 1, 2013, and consequently, starting in 2013, the Company will no longer consolidate proportionally the jointly-controlled entities ENERCAN, BAESA, Foz do Chapecó and EPASA (note 2.5). This pronouncement will not impact the Company's net income as the Company will account for these jointly-controlled entities using the equity method, however there will be changes in the individual line items in the Company statement of income.

•       IFRS 12 Disclosure of Interests in Other Entities

Consolidates all the disclosure requirements concerning an entity's interest in subsidiaries, joint arrangements, associates and structured unconsolidated entities. The standard requires disclosure of information in respect of the nature of, risks associated with and financial effects of such interests. Adoption is required from January 1, 2013.

Management is analyzing the effects of this pronouncement and based on a preliminary analysis, does not anticipate relevant impacts on the financial statements.

•       IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, establishes a framework for measuring fair value and disclosure requirements. Except in specified circumstances, IFRS 13 applies when measurement or disclosure of fair value is required or permitted by other IFRS standards. Effective for annual periods beginning on or after January 1, 2013. The Company is analyzing the impacts on the financial statements.

These standards and amendments to standards were not early applied in preparation of these financial statements.

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

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012, converted into Law nº 12783 on January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Provisional Measure 579, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the Tariff Review process.

(5)  CASH AND CASH EQUIVALENTS

	December 31, 2012	December 31, 2011
Bank balances	243,875	147,126
Short-term financial investments	2,234,018	2,552,710
Overnight investment (a)	56,369	30,551
Bank deposit certificates (b)	228,818	268,734
Investment funds (c)	1,935,982	1,815,938
Repurchase agreements with debentures (b)	12,849	437,488
Total	2,477,894	2,699,837

a)      Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)     Short-term investments in Bank Deposit Certificates and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 100% of the CDI.

c)      Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2012 and 2011:

		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2012	December 31, 2011
Current
Consumer classes
Residential	358,257	243,429	38,895	640,581	573,936
Industrial	132,769	60,073	32,839	225,681	227,474
Commercial	149,469	51,929	15,024	216,422	195,270
Rural	35,931	8,368	1,502	45,801	43,612
Public administration	35,741	8,097	1,273	45,111	34,601
Public lighting	30,509	5,656	13,588	49,753	42,270
Public utilities	40,312	7,367	1,656	49,335	41,560
Billed	782,987	384,919	104,777	1,272,683	1,158,723
Unbilled	597,556	-	-	597,556	427,661
Financing of Consumers' Debts	80,091	11,368	45,787	137,246	136,882
Free energy	3,764	-	-	3,764	3,674
CCEE transactions	19,041	-	-	19,041	17,961
Concessionaires and Licensees	327,964	-	-	327,964	207,204
Allowance for doubtful accounts	-	-	(112,335)	(112,335)	(85,318)
Other	22,683	-	-	22,683	7,493
Total	1,834,086	396,287	38,229	2,268,601	1,874,280

Non current
Financing of Consumers' Debts	136,369	-	-	136,369	140,999
Allowance for doubtful accounts	(16,240)	-	-	(16,240)	-
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	588	-	-	588	-
Total	162,018	-	-	162,017	182,300

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' Managements for unsecured amounts and losses regarded as probable.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no valuation allowance was recorded for these transactions.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

At December 31, 2009	(81,974)
Allowance for doubtful accounts	(108,663)
Recovery of revenue	56,995
Write-off of accounts receivable and provisioned	52,951
At December 31, 2010	(80,692)
Allowance for doubtful accounts	(116,722)
Recovery of revenue	46,049
Write-off of accounts receivable and provisioned	66,047
At December 31, 2011	(85,318)
Allowance for doubtful accounts	(187,712)
Recovery of revenue	23,809
Write-off of accounts receivable and provisioned	98,742
At December 31, 2012	(150,480)
Allowance for doubtful accounts - Consumers, concessionaires and licensees
Current	(112,335)
Non current	(16,240)
Allowance for doubtful accounts - Other Credits (note 11)	(21,905)

(7)  RECOVERABLE TAXES

	December 31, 2012	December 31, 2011
Current
Prepayments of social contribution - CSLL	3,310	7,347
Prepayments of income tax - IRPJ	12,309	1,349
IRRF on interest on equity	17,654	31,345
Income tax and social contribution to be offset	22,946	20,557
Withholding tax - IRRF	69,250	105,635
ICMS to be offset	84,487	69,329
Social Integration Program - PIS	9,609	7,546
Contribution for Social Security financing- COFINS	40,118	30,136
National Social Security Institute - INSS	3,255	2,123
Other	466	2,096
Total	263,403	277,463

Noncurrent
Social contribution to be offset - CSLL	39,466	36,277
Income tax to be offset - IRPJ	10,976	1,001
ICMS to be offset	126,061	112,423
Social Integration Program - PIS	8,630	11,757
Contribution for Social Security financing- COFINS	39,504	53,843
Other	399	1,413
Total	225,036	216,715

Social contribution to be offset – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal tax authority in order to systematically offset the credit.

ICMS (VAT) to be offset – mainly refers to the credit recorded on acquisition of assets that result in the recognition of intangible assets and financial assets.

PIS and COFINS – In noncurrent, the balance refers basically to credits recognized by the indirect subsidiaries EPASA and CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

(8)  DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	December 31, 2012	December 31, 2011
Social contribution credit / (debit)
Tax loss carryforwards	56,074	56,436
Tax benefit of merged goodwill	137,773	154,511
Deductible temporary differences	(176,302)	(197,753)
Subtotal	17,545	13,194

Income tax credit / (debit)
Tax losses	144,567	165,736
Tax benefit of merged goodwill	468,844	524,685
Deductible temporary differences	(526,424)	(558,909)
Subtotal	86,987	131,512

PIS and COFINS (debit)
Deductible temporary differences	58,353	(6,272)

Total	162,885	138,434

Total tax credit	1,318,618	1,176,535
Total tax debit	(1,155,733)	(1,038,101)

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in note 13.

	December 31, 2012		December 31, 2011
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	77,253	214,590	85,709	238,079
CPFL Piratininga	17,662	60,609	19,404	66,584
RGE	34,268	141,518	37,714	155,750
CPFL Santa Cruz	2,655	8,349	3,545	11,148
CPFL Leste Paulista	1,493	4,545	2,024	6,155
CPFL Sul Paulista	2,151	6,712	2,944	9,183
CPFL Jaguari	1,299	3,950	1,745	5,289
CPFL Mococa	807	2,502	1,121	3,483
CPFL Geração	-	25,613	-	28,167
CPFL Serviços	186	455	306	847
Total	137,773	468,844	154,511	524,685

8.3 - Accumulated balances on Deductible temporary differences:

	December 31, 2012			December 31, 2011
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil, labor and environmental risks	23,314	64,203	-	19,246	54,009	-
Private pension fund	1,387	4,850	-	2,218	7,159	-
Allowance for doubtful accounts	13,283	36,895	-	7,656	21,306	-
Free energy provision	4,884	13,569	-	4,365	12,128	-
Research and Development and Energy Efficiency Programs	12,687	35,237	-	12,642	35,118	-
Programs Profit-sharing	3,151	8,741	-	2,842	7,886	-
Depreciation rate difference - Revaluation	7,599	21,108	-	8,315	23,096	-
Recognition of the concession - adjustment of intangible assets	(2,024)	(5,621)	-	(2,248)	(6,244)	-
Recognition of the concession - financial adjustment	(43,062)	(119,617)	-	(30,938)	(85,938)	-
Reversal of regulatory assets and liabilities	48,048	133,468	57,475	(7,160)	(19,890)	(8,109)
Actuarial losses on the transition of accounting practices	26,140	72,903	-	26,162	72,964	-
Other adjustments changes in practices	19,620	55,590	-	18,971	52,697	-
Accelerated depreciation	(2,483)	(6,897)	-	(807)	(2,243)	-
Other	9,890	21,271	878	4,399	9,984	1,838
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments	(75,704)	(210,316)	-	(79,590)	(221,082)	-
Deductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	28,644	79,566	-	14,551	40,421	-
Other temporary differences	22,109	29,147	-	12,848	26,464	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(7,249)	(20,137)	-	(8,511)	(23,641)	-
Value added of assets received from the former ERSA	(96,452)	(267,924)	-	(98,896)	(274,713)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(163,766)	(454,907)	-	(100,056)	(277,934)	-
Other temporary differences	(6,319)	(17,552)	-	(3,764)	(10,455)	-
Total	(176,302)	(526,424)	58,353	(197,753)	(558,909)	(6,272)

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2011, 2010 and 2009:

	2012		2011 (¹)		2010 (¹)
	CSLL	IRPJ	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	2,003,481	2,003,481	2,425,169	2,425,169	2,468,008	2,468,008
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	107,888	137,747	115,947	147,784	115,782	146,194
Tax incentives - PIIT (Technological innovation incentive program)	(11,895)	(11,895)	(13,480)	(13,480)	(6,058)	(22,380)
Effect of presumed profit system	(134,078)	(135,098)	(94,579)	(143,977)	(17,622)	(20,448)
Adjustment of excess and surplus revenue of reactive	32,260	32,260	-	-	-	-
Other permanent additions, net	106,824	79,329	65,312	30,529	28,427	(19,008)
Calculation base	2,104,481	2,105,825	2,498,369	2,446,026	2,588,537	2,552,366
Statutory rate	9%	25%	9%	25%	9%	25%
Tax debit result	(189,403)	(526,456)	(224,853)	(611,507)	(232,968)	(638,092)
Tax credit (not recorded) / recorded, net	(9,584)	(21,304)	9,337	26,127	4,296	13,333
Total	(198,987)	(547,760)	(215,517)	(585,380)	(228,672)	(624,759)

Current	(252,568)	(674,700)	(197,365)	(538,543)	(200,878)	(554,443)
Deferred	53,581	126,940	(18,151)	(46,836)	(27,794)	(70,316)
(¹) Includes the effects described in note 2.8

Amortization of intangible asset acquired –  Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees.

Tax credit (not recorded)/recorded, net – Credits not recorded/recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

8.5 Unrecognized tax credits

The parent company has unassessed tax loss and social contribution carryforwards amounting to R$ 123,228 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

The subsidiaries CPFL Renováveis and Sul Geradora have income tax and social contribution assets on tax loss carryforwards of R$ 61,951 and R$ 72,519, respectively, that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. There is no prescriptive period for use of the tax loss carryforwards.

(9)  LEASES

The subsidiary CPFL Serviços provides services and leases equipment relating to power self-produced, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments.

These investments are recorded at present value of the minimum lease payments receivable. These payments received are recorded as amortization of the minimum lease payments and the financial revenue is recorded in the profit or loss in accordance with the effective interest rate during the lease term.

The investments produced financial income during 2012 were R$ 12,031 (R$5,625 in 2011 and R$5,363 in 2010).

	December 31, 2012	December 31, 2011
Gross investment	93,541	101,153
Financial income unrealized	(52,098)	(72,051)
Present value of minimum lease payments receivable	41,443	29,102

Current	9,740	4,581
Noncurrent	31,703	24,521

	Within 1 year	1 to 5 years	Over 5 years	Total
Gross investment	13,151	45,114	35,276	93,541
Present value of minimum lease payments receivable	9,740	20,603	11,100	41,443

At December 31, 2012, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(10)  FINANCIAL ASSET OF CONCESSION

At December 31, 2009	674,029
Additions	179,501
Adjustment to expected cash flow	82,636
Disposal	(1,520)
At December 31, 2010	934,646
Additions	381,027
Adjustment to expected cash flow	63,212
Disposal	(2,221)
At December 31, 2011	1,376,664
Additions	555,101
Effect of changing in amortization rates	294,785
Adjustment to expected cash flow	159,195
Disposal	(10,211)
Compensation SHP Rio do Peixe II (note 37.3)	1,706
At December 31, 2012	2,377,240
Current	34,444
Non current	2,342,796

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets to the granting authority at the end of the concession.

In 2012, as mentioned in note 13, ANEEL revised the amortization rates for electrical sector assets. The new rates are effective from January 1, 2012 and on average, increased the useful life of the electric energy distribution assets. Management is of the opinion that this fact changed the contractual conditions of the concession related to the way in which the Company is remunerated for its investments in the infrastructure tied to the service provision.

Therefore based on the amortization rates stipulated by the regulatory body, the Company recalculated its financial asset at January 1, 2012, corresponding to the new amount receivable on reversal of the assets at the end of the concession, which will be recovered directly from the granting authority. Consequently, the amount of R$ 294,785 was recorded as an increment of the financial asset.

In accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income account in profit or loss for the year, in accordance with the new replacement amount (BRR methodology).

The current assets balance relates to the compensation of Usina Rio do Peixe II’s (a generation concession) which was still recorded in our subsidiary CPFL Leste Paulista,  as this generation concession has not yet been transferred to a non-distribution subsidiary. (note 37).

Disposals in 2012 include the amount of R$ 5,947 related to disposals resulting from physical inventories carried out due to implementation of the Electrical Sector Equity Control - MCPSE (Resolution n° 367 of June 2, 2009), by the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa, recognized in Other Financial Expense (note 13).

(11)  OTHER CREDITS

	Current		Noncurrent
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Advances - Fundação CESP	7,784	15,518	-	-
Advances to suppliers	17,995	37,951	-	-
Pledges, funds and tied deposits	53,585	1,548	263,386	115,517
Fund tied to foreign currency loans	-	-	34,287	29,774
Orders in progress	223,895	156,524	-	-
Outside services	8,214	10,962	-	-
Advance to energy purchase agreements	47,832	44,399	40,254	58,620
Collection agreements	65,214	57,377	-	-
Prepaid expenses	35,073	5,695	3,132	1,355
Receivables - Business combination	-	-	13,950	13,950
Advances to employees	6,879	4,751	-	-
Other	50,434	75,213	65,145	60,245
Total	516,903	409,938	420,155	279,460

Pledges, Funds and Tied Deposits: collateral offered to guarantee CCEE operations and short-term cash investments required by the subsidiaries’ loans contracts.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Orders in Progress: Encompasses costs and revenue related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs, introduced by resolutions 300/2008 and 316/2008 and amended by resolution 504/2012 . On termination of the respective projects, balances are amortized against the respective liability recorded in Other Accounts Payable (note 22).

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements: Refers to (i) agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; e (ii) receipts by  CPFL Total, to be passed on subsequently to the customers who use the collection services provided by that subsidiary.

At December 31, 2012, the Other Credits balance is net of the allowance for doubtful accounts of R$ 21,905 related to the accounts of Outside Services, Collection agreements and Others.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2009	53,346	949,598	1,265,088	1,633,723	2,038	5,792	1,303,454	5,213,039
Historic cost	54,541	1,192,883	1,537,339	2,298,439	4,927	8,174	1,303,454	6,399,757
Accumulated depreciation	(1,195)	(243,285)	(272,251)	(664,715)	(2,889)	(2,382)	-	(1,186,717)

Additions	-	3,851	3,471	(13,181)	1,457	2,044	754,298	751,940
Disposals	(48)	-	-	(15,508)	(355)	(37)	(417)	(16,365)
Transfers	128,279	617,401	133,578	385,307	1,859	6,261	(1,272,685)	-
Depreciation	(1,195)	(37,154)	(47,255)	(74,123)	(1,304)	(1,120)	-	(162,151)

At December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Historic cost	182,772	1,814,135	1,674,388	2,655,057	7,888	16,442	784,650	7,135,333
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,838)	(4,193)	(3,502)	-	(1,348,868)

Additions	2,214	3,712	19,892	7,333	705	382	802,376	836,614
Disposals	(247)	(200)	(640)	(8,023)	(341)	(173)	(174)	(9,799)
Transfers	8,837	109,030	33,497	394,508	374	3,667	(549,914)	-
Transfers - other assets	-	-	-	10,341	-	-	(17,525)	(7,184)
Depreciation	(1,513)	(68,346)	(65,628)	(96,051)	(1,092)	(1,980)	-	(234,610)
Business combination	57,180	-	973,636	831,749	165	949	45,938	1,909,617
Other	-	-	510	10,195	3	-	265	10,973

At December 31, 2011	246,853	1,577,892	2,316,149	3,066,271	3,509	15,785	1,065,615	8,292,076
Historic cost	250,757	1,926,694	2,757,021	4,006,964	8,799	21,657	1,065,615	10,037,508
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,692)	(5,290)	(5,873)	-	(1,745,431)

Additions	1,185	21,105	18,648	62,144	315	257	991,362	1,095,015
Disposals	(1,192)	(2,104)	(4,002)	(6,020)	(856)	(371)	(85)	(14,630)
Reversal of provision to environmental costs	-	(66,763)	-	-	-	-	-	(66,763)
Transfers	(25,781)	744,891	(565,929)	1,258,613	3,061	3,627	(1,418,483)	-
Transfers - other assets	-	-	-	3,939	-	-	(42)	3,897
Reclassification of cost	-	217,435	(333,674)	115,355	14	870	-	-
Depreciation	(13,642)	(65,300)	(81,466)	(233,127)	(1,296)	(2,633)	-	(397,464)
Disposal of depreciation	-	1,013	157	2,586	696	282	-	4,733
Reclassification of accumulated depreciation	-	(71,606)	92,615	(20,970)	10	(50)	-	-
Business combination	-	-	65,470	606,620	-	(2)	23,006	695,093

At December 31, 2012	207,424	2,356,563	1,507,967	4,855,413	5,454	17,764	661,372	9,611,958
Historic cost	224,969	2,888,854	1,899,068	6,124,821	11,322	26,300	661,372	11,836,706
Accumulated depreciation	(17,545)	(532,291)	(391,100)	(1,269,408)	(5,868)	(8,536)	-	(2,224,748)

Average depreciation rate	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%

On February 4, 2012, with Resolution 474, ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. The new rates substitute those of the Electricity Sector PP&E Control Manual – MCPSE and came into effect on January 1, 2012. This resulted in a reduction in the useful life of the generation assets, and in accordance with IAS 8, the Company changed the depreciation of property, plant and equipment prospectively as from that date, resulting in an incremental depreciation expense in the period of R$37,508.

In the financial statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress of R$ 585,297.

In the business combination line item are included the amounts related to the assets acquired through the business combination of Atlântica Complex, Bons Ventos and SPE Lacenas by the indirectly controlled entity CPFL Renováveis, in 2012 (note 13).

In accordance with IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2012, R$ 32,527 was capitalized in the financial statements (R$ 6,861 in 2011 and R$ 84,839 in 2010). For further details on interest capitalized see note 28.

As a result of reconciliation of the assets base for implementation of the PP&E Control Manual, determined by ANEEL Resolution nº 367/2009, certain assets were reclassified, as shown under transfers and reclassification of cost and depreciation.

As a consequence of the procedure of reviewing and updating provisions, the indirect subsidiary CPFL Renováveis revised its estimates of environmental expenditure and, as a result, reversed the provision of R$66,773, against property, plant and equipment, where it had originally been recorded.

In income statement, the depreciation is recognized under “Depreciation and amortization” (note 27).

At December 31, 2012, no assets of a significant amount had been pledged in guarantee, except as mentioned in note 15.

Impairment testing: For all the reporting periods the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluaton was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(13)  INTANGIBLE ASSETS

	Concession rights
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility	Other intangible assets	Total
At December 31, 2009	4,048	2,185,780	2,879,341	521,147	392,221	80,564	6,063,101

Additions	2,007	38,286	5,133	1,159,601	11,395	41,146	1,257,568
Amortization	-	(182,615)	(351,690)	-	(5,633)	(12,878)	(552,816)
Transfer - intangible assets	-	-	806,904	(806,904)	-	-	-
Transfer - financial asset	-	-	-	(179,501)	-	-	(179,501)
Transfer - other assets	-	681	(3,919)	-	-	(237)	(3,475)
Other	60	(188)	6	(204)	1	322	(3)
At December 31, 2010	6,115	2,041,944	3,335,775	694,139	397,984	108,917	6,584,874
Historic cost	6,152	3,741,285	8,336,914	694,139	407,286	162,877	13,348,653
Accumulated amortization	(37)	(1,699,341)	(5,001,139)	-	(9,302)	(53,960)	(6,763,779)

Additions	-	-	3,259	1,094,929	-	8,673	1,106,861
Amortization	-	(196,513)	(389,740)	-	(15,413)	(17,279)	(618,945)
Transfer - intangible assets	-	(27,164)	636,009	(621,500)	-	12,655	-
Transfer - financial asset	-	-	-	(381,027)	-	-	(381,027)
Transfer - other assets	-	-	(895)	(55,734)	-	(10,341)	(66,971)
Business combination	-	2,302,122	-	-	-	-	2,302,122
Other	-	-	-	-	-	526	526
At December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,439
Historic cost	6,152	6,016,243	8,975,287	730,807	407,286	174,390	16,310,165
Accumulated amortization	(37)	(1,895,854)	(5,390,879)	-	(24,716)	(71,239)	(7,382,725)

Additions	-	792,320	-	1,418,637	-	30,072	2,241,030
Amortization	-	(286,008)	(390,133)	-	(32,752)	(23,967)	(732,859)
Transfer - intangible assets	-	-	961,030	(961,030)	-	-	-
Transfer - financial asset	-	-	(294,785)	(555,101)	-	-	(849,886)
Transfer - other assets	-	-	(42,385)	-	-	(6,272)	(48,657)
Compensation SHP Rio do Peixe II (note 37.3)	-	-	(1,706)	-	-	-	(1,706)
At December 31, 2012	6,115	4,626,701	3,816,428	633,313	349,818	102,984	9,535,360
Historic cost	6,152	6,836,961	9,183,730	633,313	383,671	189,715	17,233,542
Accumulated amortization	(37)	(2,210,260)	(5,367,301)	-	(33,854)	(86,731)	(7,698,182)

At December 31, 2102, from the total intangible assets acquired through business combinations, R$ 792,321 relate to CPFL Renováveis, due to acquisition of indirect subsidiary Atlântica Complex, Bons Ventos and Lacenas (note 13).

On February 4, 2012, with Resolution 474, ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. As a result of the adjustment of the useful lives of the electric energy distribution assets, amortization of the distributors’ intangible concession asset changed from January 1, 2012.  In addition to the effects mentioned in note 10 with regard to transfer from intangible asset to financial asset, this resulted in an average increase in the useful life of these distribution assets.  Consequently, and in accordance  with IAS 8, the Company changed the amortization of the intangible asset prospectively as from that date, resulting in an estimated reduction in amortization expense in 2012 of R$ 59,313.

As a result of the implementation of the Electricity Sector PP&E Control Manual – MCPSE, (Resolution n° 367 of June 2, 2009), subsidiaries  CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE carried out physical inventories which resulted in write-offs of assets amounting R$ 44,203 recorded as Other Operating Expense. The write-offs relating to the respective financial assets are described in note 10.

In the Statement of Income the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to Distribution Infrastructure, Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 27).

In accordance with IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. In the financial statements, R$ 15,645 was capitalized for 2012 (R$32,281 in 2011 and R$48,099 in 2010) at a rate of 8.23% p.a. (9.95% p.a. in 2011 and 7.9% p.a. in 2010).

13.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	December 31, 2012			December 31, 2011	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2012	2011	2010
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(138,556)	166,305	184,743	6.05%	6.33%	6.53%
CPFL Piratininga	39,065	(16,979)	22,086	24,264	5.58%	5.99%	6.19%
RGE	3,150	(1,022)	2,128	2,345	6.90%	6.81%	6.53%
CPFL Geração	54,555	(23,761)	30,793	33,659	5.28%	5.63%	5.80%
CPFL Santa Cruz	9	(5)	5	6	16.25%	21.17%	14.10%
CPFL Leste Paulista	3,333	(1,660)	1,673	2,212	16.16%	20.30%	13.39%
CPFL Sul Paulista	7,288	(3,620)	3,668	4,973	17.90%	18.98%	12.79%
CPFL Jaguari	5,213	(2,643)	2,570	3,320	14.40%	22.68%	13.62%
CPFL Mococa	9,110	(4,745)	4,365	6,031	18.29%	19.87%	13.92%
CPFL Jaguari Geração	7,896	(1,722)	6,174	6,777	7.64%	8.17%	6.00%
	434,480	(194,714)	239,766	268,331

Subsidiaries
ENERCAN	10,233	(3,665)	6,568	7,210	6.27%	6.90%	6.93%
Barra Grande	3,081	(1,365)	1,715	1,884	5.49%	5.98%	5.93%
Chapecoense	7,376	(760)	6,615	7,075	6.06%	4.08%	-
EPASA	499	(43)	456	479	4.76%	3.85%	-
CPFL Renováveis	3,139,299	(158,176)	2,981,123	2,299,807	3.10%	3.82%	-
Outros	14,478	(12,673)	1,805	2,527	4.99%	4.99%	6.22%
	3,174,965	(176,683)	2,998,282	2,318,983

Subtotal	3,609,445	(371,397)	3,238,048	2,587,314

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(777,818)	342,449	361,908	1.74%	1.68%	1.69%
CPFL Geração	426,450	(255,157)	171,292	188,367	4.00%	4.25%	3.92%
Subtotal	1,546,716	(1,032,975)	513,741	550,274

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(536,189)	537,838	596,709	5.48%	5.75%	5.93%
CPFL Piratininga	115,762	(50,313)	65,448	71,903	5.58%	5.99%	6.19%
RGE	310,128	(107,890)	202,237	222,894	6.69%	6.58%	6.30%
CPFL Santa Cruz	61,685	(43,187)	18,498	24,698	10.05%	13.10%	13.07%
CPFL Leste Paulista	27,034	(16,506)	10,528	14,289	13.91%	15.59%	15.46%
CPFL Sul Paulista	38,168	(23,153)	15,015	20,557	14.52%	15.16%	15.17%
CPFL Mococa	15,124	(9,488)	5,636	7,838	14.56%	15.34%	15.87%
CPFL Jaguari	23,600	(14,418)	9,182	12,354	13.44%	16.72%	15.75%
CPFL Jaguari Geração	15,275	(4,745)	10,530	11,559	6.73%	7.20%	7.94%
Outros	-	-	-	-
Subtotal	1,680,801	(805,889)	874,912	982,800

Total	6,836,961	(2,210,260)	4,626,701	4,120,388

The intangible asset acquired in business combinations associated to the right to operate the concessions comprises:

- Intangible asset acquired, not merged

  Relates basically to the intangible asset of acquisition of the shares held by non-controlling interests prior to adoption of IFRS 3.

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

- Intangible asset acquired and merged - Deductible

Intangible asset on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the intangible asset amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the noncontrolling shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 to the intangible acquisition asset. A reserve was therefore recorded to adjust the goodwill, set against the special equity reserves for goodwill on the merger of each subsidiary, so that the effect on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, a non-deductible intangible asset was recorded for tax purposes.

13.2 Impairment test

For all the reporting periods the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions, the profitability of its operations and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and there is no impairment loss to be recognized.

13.3 – Business combinations 2011 – CPFL Renováveis

In April 2011, with the objective of consolidating experience in the renewable energy sector and increasing synergies, the Company signed an agreement with the shareholders of ERSA Energia Renováveis S.A (“ERSA”) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, assets of the subsidiaries CPFL Geração and CPFL Brasil). After a series of planned restructurings, fully detailed in Financial Statements for the year ended on December 31, 2011, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

In 2011, the indirect subsidiary CPFL Renováveis acquired the following companies: (i) Jantus SL (“Jantus”), which held 100% of the capital of SIIF Energias do Brasil Ltda. (“SIIF”) and SIIF Desenvolvimento de Projeto de Energia Eólica Ltda. (“SIIF Desenvolvimento”), with a total of four wind power plants operating in the State of Ceará; and (ii) Santa Luzia Energética S.A. (“Santa Luzia”), which had an operational SHP in the State of Santa Catarina.

According the shareholders’ agreement of CPFL Renováveis, in the event the indirect subsidiary fails to go public in an initial public offering (IPO) within 2 years of the date of signing of the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis, individually, are entitled to sell their shares to CPFL Energia or to any third party(ies) nominated by CPFL Energia, and CPFL Energia has the obligation  to buy them, paying in cash, shares issued by CPFL Energia or a combination of cash and shares.

13.4 - Business combinations – 2012

With the objective of further  consolidating experience and position in the renewable energy sector and increasing synergies , the Company has made the followings business combinations during 2012.

Atlântica Complex

In January 2012, the indirect subsidiary CPFL Renováveis signed a share purchase agreement with Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares in Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.. These companies hold authorizations to generate electric energy from wind power under the Independent Producer System, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW.

ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012. The amount of R$ 24,528 was paid to the sellers in March 2012.

Bons Ventos Geradora de Energia S.A (“BVP”)

According to an Announcement to the Market, published on June 19, 2012, the indirect subsidiary CPFL Renováveis acquired on February 24, 2012, the total capital stock of BVP S.A., the controlling shareholder of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The total price of the acquisition was R$ 1,095,291, involving: (i) the payment to the sellers of the amount of R$ 528,552; (ii) the assumption of net debt in the amount of R$ 439,191; and (iii) R$ 127,548 for settlement of debentures issued by Bons Ventos Geradora de Energia S.A.

Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica).

As per the Material Fact published on June 19, 2012, ANEEL has approved transfer of the control of BVP to the CPFL Renováveis.

Usina Ester (SPE Lacenas)

In March 2012, the subsidiary CPFL Renováveis acquired 100% of the biomass electric energy and steam generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”). Around 7 MW average of co-generation energy from Usina Ester were commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$ 177 per MWh (as at January 2012). The remaining 2.8 MW of energy will be sold on the free market.

The transfer of control of SPE Lacenas to the subsidiary was conditional upon approval from ANEEL, which was obtained and the acquisition was concluded on October 18, 2012.

The total acquisition price of the assets after the adjustments provided for in the contract R$ 111,500, comprising: (i) R$ 55,244 paid by the buyer to the sellers; and (ii) assumption of a net debt of R$ 56,256 shown in the balance sheet of the acquired company.

a)   Additional information on the acquisition of the subsidiaries Atlântica Complex, BVP and Lacenas:.

	Atlântica Complex	BVP	Lacenas
	March 26, 2012	June 19, 2012	October 18, 2012

Cash and cash equivalents transferred as consideration by the acquirer:
Cash transferred or to be transferred to sellers	24,000	445,124	53,836
Accounts payable to shareholders	-	-	1,408
Cash tranferred directly to BVP to debt payment and sellers expenses	-	127,548	-
Price adjustment paid to sellers according to contractual obligations	528	83,428	-
Total transferred consideration (paid)	24,528	656,100	55,244

b)   Assets acquired and liabilities recognized on the acquisition date:

The total consideration transferred (paid) for the acquisitions was allocated to the assets acquired and liabilities assumed at their fair values, including the intangible assets associated to the authorized exploration rights, and will be amortized over the remaining terms of the authorizations linked to exploration of the ventures purchased. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for these transactions.

The initial accounting for the acquisition of the Atlântica Complex on February 29, 2012 and Bons Ventos on 31 May, 2012 has been concluded. The accounting for the acquisition of Lacenas on September 30, 2012 was provisionally determined at December 31, 2012, as the assessment of the measurement of the intangible assets had not been finalized at the date of completion of these financial statements, and consequently, had only been provisionally calculated based on Management’s best estimate of these amounts.

The Management of CPFL Renováveis does not expect the amount allocated as exploration right to these acquisitions to be deductible for tax purposes on the acquisition date, and has therefore recorded deferred income tax and social contribution in relation to the difference between the amounts allocated and the tax bases of these assets and liabilities.

	Atlântica Complex	BVP	Lacenas
	March 26, 2012	June 19, 2012	October 18, 2012
Current assets:
Cash and cash equivalents	186	28,092	-
Receivables	-	16,232	-
Taxes recovarable and other credits	157	6,987	-

Noncurrent assets:
Pledges, funds and tied deposits	-	38,752	-
Deferred taxes	-	57,121	-
Other credits	-	10,000	-
Fixed assets	23,007	571,495	100,591
Intangible - exploration rights	1,873	760,029	17,862

Liabilities:
Suppliers	54	14,430	-
Loans and debentures	-	39,324	7,418
Tax, consumers prepayment and other liabilities	5	22,727	880

Noncurrent liabilities:
Loans and debentures	-	461,126	48,838
Suppliers	-	5,818	-
Deferred taxes	-	16,629	-
Deferred taxes on the exploration rights	637	258,410	6,073
Reserve for disposal of assets and environmental liabilities	-	14,144	-
Acquired net assets	24,528	656,100	55,244

The exploration rights will be amortized over the remaining term of the authorizations to exploit the ventures, over an estimated average term of 23 years for the Atlântica Complex, 21 years for Bons Ventos and 20 years for Lacenas.

c)   Net cash outflow on acquisition of the subsidiaries:

	Atlântica Complex	BVP
			Lacenas
	March 26, 2012	June 19, 2012	October 18, 2012
Cash consideration	24,528	656,100	53,836
(-) Acquired cash and cash equivalents	(186)	(28,092)	-
Net cash of acquisition	24,342	628,008	53,836

d)   Impact of the acquisitions in 2012 on the profit and loss:

Financial information on the revenue and net income of the companies acquired included in the Company’s financial statements in the year of the acquisition:

	Net operating revenue	Net Income
Atlântica	-	(2,803)
BVP	49,600	22,970
Lacenas	6,793	849
	56,393	21,016

If the acquisitions had occurred in January 1, 2012, the net combined operating revenue of CPFL Energia would be R$ 15,123,905 and the net combined income for the year would be R$ 1,236,443.

The purchase of the Atlântica Complex was completed on March 26, 2012, with the opening balance as of February 29, 2012. Accordingly, the financial statements at December 31, 2012 include ten months of the operations of this indirectly controlled entity.

The purchase of Bons Ventos was completed on June 19, 2012, with the opening balance as of May 31, 2012. Accordingly, the financial statements at December 31, 2012 include seven months of the operations of this indirectly controlled entity.

The purchase of Lacenas was completed on October 18, 2012 and the opening balance was prepared as of September 30, 2012. Accordingly, the financial statements at December 31, 2012 include three months of the operations of this subsidiary.

The opening balances were taken at different dates from the acquisition dates for practical reasons and the differences are not significant.

(14)  SUPPLIERS

	December 31, 2012	December 31, 2011
Current
System Service Charges	138,973	33,794
Energy purchased	877,439	730,790
Electricity Network Usage Charges	171,651	150,013
Materials and Services	417,830	247,085
Free Energy	85,078	78,432
Other	30	30
Total	1,691,002	1,240,143

Noncurrent
Electricity Network Usage Charges	4,467	-
	4,467	-

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	December 31, 2012				December 31, 2011
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	16	3,601	1,217	4,834	34	3,690	4,802	8,526
BNDES/BNB - Investment	27,229	776,770	5,186,526	5,990,524	25,262	551,737	4,213,425	4,790,423
BNDES - Purchase of assets	65	2,036	7,476	9,578	49	2,039	5,042	7,130
BNDES - Working capital	143	36,928	-	37,071	687	111,129	36,928	148,743
Financial Institutions	153,720	725,379	1,406,468	2,285,567	119,574	211,558	1,365,605	1,696,738
Other	784	11,616	23,638	36,039	782	13,154	28,327	42,263
Subtotal	181,957	1,556,329	6,625,326	8,363,612	146,388	893,307	5,654,129	6,693,824

Foreign currency
Financial Institutions	452	2,170	44,423	47,045	444	3,107	42,769	46,320

Total at Cost	182,409	1,558,499	6,669,749	8,410,657	146,832	896,414	5,696,898	6,740,144

Measured at fair value
Foreign currency
Financial Institutions	22,460	-	2,365,786	2,388,245	18,697	-	1,685,557	1,704,254

Total at fair value	22,460	-	2,365,786	2,388,245	18,697	-	1,685,557	1,704,254

Total	204,869	1,558,499	9,035,534	10,798,902	165,530	896,414	7,382,455	8,444,398

Measured at amortized cost	December 31, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	4,834	8,526	TJLP + 3,1% to 4,3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista - FINEM III	26,885	53,807	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Paulista - FINEM IV	128,200	192,429	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	170,651	199,692	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	71,522	64,873	Fixed rate 5,5% to 8,0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	149,873	-	TJLP + 2,06% a 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	190,349	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	59,149	67,613	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	15,971	31,963	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Piratininga - FINEM III	53,434	80,207	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	55,166	-	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	29,591	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	91,622	109,734	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,125	35,611	Fixed rate 5,5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	28,048	32,062	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM III	-	22,429	TJLP + 5%	60 monthly installments from January 2008	CPFL Energia guarantee and receivables
RGE - FINEM IV	81,606	122,492	TJLP + 3,28 to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
RGE - FINEM V	102,980	109,962	TJLP + 2,12 to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
RGE - FINEM V	23,385	23,308	Fixed rate 5,5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
RGE - FINEM VI	85,257	-	TJLP + 2,06 to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
RGE - FINEM VI	51,671	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
RGE - FINAME	14,074	16,089	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINAME	404	-	Fixed rate 10,0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFL Santa Cruz - FINAME e CCB	5,527	8,007	TJLP + 2,00% to 2,90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Santa Cruz - FINEM I	18,374	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Santa Cruz - FINEM I	4,330	-	TJLP + 1,66% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista - CCB	4,090	5,497	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Leste Paulista - FINEM I	8,881	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Leste Paulista - FINEM I	1,685	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista - CCB	4,430	5,952	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista - FINEM I	11,071	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Sul Paulista - FINEM I	1,242	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari - CCB	2,639	3,732	TJLP + 2,9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Jaguari - CCB	2,138	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Jaguari - CCB	531	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	3,040	4,258	TJLP + 2,9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Mococa - CCB	2,750	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	683	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços - FINAME	3,478	-	Fixed rate 2,5% to 10,0%	120 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CPFL Serviços - FINAME	101	-	TJLP + 4,2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
BAESA	88,800	104,649	TJLP + 3,125% to 4,125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	21,993	23,356	Basket of currencies + 3,125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	207,171	240,780	TJLP + 4%	144 monthly installments from April 2007	Letters of guarantee
ENERCAN	14,875	15,685	Basket of currencies + 4%	144 monthly installments from April 2007	Letters of guarantee
CERAN	458,569	508,179	TJLP + 3,69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,067	55,288	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
Foz do Chapecó	982,313	1,044,312	TJLP + 2,49% to 2,95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	384,629	416,677	TJLP + 1,95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
CPFL Renovaveis - FINEM II	35,395	38,818	TJLP + 1,90%,	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM III	616,796	291,454	TJLP + 1,72% to 1,9%	156 to 192 monthly installments from January 2012 to May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM IV	-	5,374	TJLP + 3,5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renováveis - FINEM V	124,508	136,002	TJLP + 2,8% to 3,4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	71,741	-	TJLP + 2,05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renováveis - FINEM VII	213,404	-	TJLP - 1,92%	156 monthly installments from october 2010 a September 2023	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM VIII	39,024	-	TJLP + 2,02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of Receivables
CPFL Renovaveis - FINEM IX	54,413	-	TJLP + 2,15%	120 monthly installments from May 2010	In process of negotiation
CPFL Renovaveis - FINEM X	1,428	-	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM XI	149,558	127,727	TJLP + 1,72% to 1,9%	108 to 168 monthly installments from February 2012 to January 2013.	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME I	217,318	186,126	Fixed rate 5,5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
CPFL Renováveis - FINAME II	36,662	37,356	Fixed rate 4,5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME III	59,025	-	Fixed rate 2,5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
CPFL Renováveis - BNB	144,251	152,136	Fixed rate at 9,5% to 10% a.a.	168 monthly installments from January 2009	Fiduciary alienation
CPFL Renováveis - BNB	181,925	-	Fixed rate 10% a.a.	222 monthly installments from May 2010	CPFL Energia guarantee
CPFL Renováveis - NIB	82,488	-	IGPM + 8,63% a.a.	1 installment in July 2012	No guarantee
Epasa - FINEM	96,694	102,782	TJLP + 1,82%	152 monthly installments from January 2012	CPFL Energia guarantee
Epasa - BNB	109,263	109,137	Fixed rate 10%	132 monthly installments from January 2013	CPFL Energia guarantee, receivables, pledge of concession rights and liquidity fund in a reserve account
CPFL Brasil - FINEP	4,260	4,868	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	-	3,624	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Brasil - Purchase of assets	-	3,508	Fixed rate de 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,316	-	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	5,262	-	Fixed rate 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	2,290	29,784	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Working capital	20,766	48,492	TJLP + 5%	24 monthly installments from october 2011	Promissory note
CPFL Geração - Working capital	14,015	42,077	TJLP + 4,95%	24 monthly installments from July 2011	CPFL Energia guarantee
CPFL Geração - Working capital	-	28,389	TJLP + 4,95% (2)	23 monthly installments from February 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	16,984	26,589	IGP-M + 7,42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	104,612	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	182,385	224,124	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	174,749	160,528	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	16,774	20,613	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	22,573	20,671	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	172,665	266,046	98,50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	62,992	59,438	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	10,044	18,551	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,905	7,113	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,326	19,073	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,429	18,576	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	9,316	-	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,215	11,479	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,950	9,948	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,099	2,029	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,955	6,298	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	19,416	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,210	9,623	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,471	3,114	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	6,320	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	8,248	-	CDI + 0,10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	624,326	628,632	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	-	3,911	111,45% of CDI	1 installment in January 2012	No guarantee
CPFL Renováveis
Banco Safra	52,542	74,947	CDI+ 0,4%	Annual installments unitl 2014	No guarantee
HSBC	397,523	-	CDI + 0,5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - Promissory Note	331,538	-	108,5% of CDI	1 installment in January 2013	No guarantee

Other
Eletrobrás
CPFL Paulista	8,490	9,046	RGR + 6% to 6,5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	555	707	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	14,165	16,264	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,806	3,381	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	845	986	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,366	1,629	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	77	93	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	334	383	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,402	9,774
Subtotal Brazilian Currency - Cost	8,363,613	6,693,824

Foreign Currency
Financial institutions
CPFL Paulista
Debt Conversion Bond	-	1,119	US$ + Libor 6 months + 0,875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond (4)	3,310	5,064	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond (4)	17,879	16,403	US$ + Libor 6 months + 0,8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond (4)	25,856	23,734	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	47,045	46,320

Total Measured at cost	8,410,657	6,740,144

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	215,534	195,602	US$ + 2,78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	106,746	95,259	US$ + 2,74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	106,156	94,364	US$ + 2,55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	317,501	282,012	US$ + 2,33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	226,077	196,645	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	48,535	42,106	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	50,654	44,782	US$ + 2,37% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	52,444	-	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	107,877	95,086	US$ + Libor 6 months + 1,75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	107,952	95,165	US$ + Libor 6 months + 1,77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	63,855	56,862	US$ + 2,62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	212,169	188,538	US$ + 2,52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	63,685	55,249	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	68,498	-	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	17,233	15,190	US$ + Libor 6 months + 1,69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui	107,703	94,845	US$ + Libor 6 months + 1,75% (3) (****)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	134,641	118,524	US$ + Libor 6 months + 1,69% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	101,214	-	US$ + 2,64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	148,853	-	US$ + Libor 6 months + 1,45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz					CPFL Energia guarantee and promissory notes
J.P. Morgan	20,522	-	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	25,920	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,962	8,972	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	10,775	-	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	10,912	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,985	8,972	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	13,510	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,162	8,233	US$ + Libor 6 months + 1,57% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	11,432	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	8,737	7,849	US$ + Libor 6 months + 1,52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,388,245	1,704,254

Total - Consolidated	10,798,902	8,444,398

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176,2% of CDI	(3) 95,50% to 106,85% of CDI
(2) 106% to 106,5% of CDI	(5) 108% of CDI
(4) As certain assets are dollar indexed, a partial swap of R$ 12,823 was contracted, converting the currency variation to 95,78% of the CDI.

(*) Efective tax
CPFL Paulista and CPFL Piratininga - 98,5% CDI + 2,88%
RGE - 98,5% of CDI + 2,5%a.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98,5% CDI + 2,28%

(**) Effective tax:
CPFL Paulista - 99,0% of CDI + 2,38% and CPFL Piratininga - 99,0% of CDI + 2,38%
RGE - 99,0% of CDI + 2,38%.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99,0% CDI + 2,38%

(***) Effective tax
CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari - 100% CDI + 1,88%
CPFL Serviços - CDI + 0,10% + 1,88%
(****) Effective tax
CPFL Piratininga – 98,65% CDI +0,10

In accordance with IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information.

At December 31, 2012, the total balance of the loans and financing measured at fair value was R$ 2,388,245 (R$ 1,704,256 at December 31, 2011). Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 95,435 (R$ 7,359 at December 31, 2011) on marking the loans and financing to market, less the effects of R$ 81,753 (loss of R$ 1,241 at December 31, 2011) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), results in a total net loss of R$ 13,682 (R$ 8,600 at December 31, 2011).

Main fund-raising in the year:

Brazilian currency

BNDES/BNB – Investment:

FINEM VI (CPFL Paulista) – The subsidiary received approval for financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used in the investment plan in 2012/2013. The amount of R$ 340,000 was received in 2012 (R$ 339,168 net of contracting costs) and the outstanding balance of R$ 450,000 is scheduled for release by the end of the first quarter of 2014.

FINEM V (CPFL Piratininga) – The subsidiary received approval for financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used in the company’s investment plan in 2012/2013. The subsidiary received the amount of R$ 84,500 in 2012 (R$ 84,242 net of contracting costs), and the outstanding balance of R$ 135,500 is scheduled for release by the end of the first quarter of 2014.

FINEM VI (RGE) – The subsidiary received approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the company’s investment plan in 2012/2013. In 2012, the subsidiary received the amount of R$ 136,512 (R$ 136,218 net of contracting costs), and the outstanding balance is scheduled for release by the end of the first quarter of 2014.

FINEM I (CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista) – The subsidiaries received approval for financing of R$ 50,820 in 2012, part of a FINEM credit line, used in the company’s investment plan in 2011/2012. In 2012, the subsidiaries received the amount of R$ 45,451 (R$ 45,317 net of contracting costs) and the outstanding balance will be released by the end of the first quarter of 2013.

FINAME I and FINEM XI (CPFL Renováveis) – The subsidiary CPFL Brasil obtained approval for financing of R$ 398,547 from the BNDES in 2010, which will be used for the indirect subsidiaries CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. As a result of the corporate restructuring in 2011 (note 13), these debts have been recorded in the indirect subsidiary CPFL Renováveis as from August 1, 2011. The outstanding balance of R$ 72,551 was released in 2012.

FINEM III - CPFL Renováveis – In 2010, the subsidiary CPFL Geração obteve obtained approval for financing from the BNDES of R$ 574,098 in 2010, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI. As a result of the corporate restructuring in 2011 (note 13), these debts have been recorded in the indirect subsidiary CPFL Renováveis as from August 1, 2011. The amount of R$ 289,507 was released in 2012 and the outstanding balance of R$ 1,240 is scheduled for release by April 2013.

FINEM VI - CPFL Renováveis (Salto Goes) – in 2012, the BNDES approved a financing agreement for a total amount of up to R$ 85,244 to be used in an SHP venture. The amount of R$ 69,982 was released in 2012. The outstanding balance of R$ 15,262  is scheduled for release by April 2013.

FINEM VII, FINEM X, BNB Banco do Nordeste do Brasil and NIB Nordic Investment Bank - CPFL Renováveis (Bons Ventos) - The indirect subsidiary Bons Ventos, acquired within the context of the business combination described in note 13, had these transactions, which were in the Company’s financial statements as from June 2012.

FINEM VIII and   FINAME III – CPFL Renováveis (Coopcana and Alvorada) –  in 2012, the BNDES approved the contracting of financing of a total amount of up to R$ 209,000 to be used in the Bio Alvorada and Bio Coopcana thermoelectric power plant ventures. The amount of R$ 98,000 was released in 2012. The outstanding balance of R$ 111,000 is scheduled for release by November 2013.

FINEM IX - CPFL Renováveis (Lacenas) – The indirect subsidiary Lacenas, acquired in the context of the business combination described in note 13, had this transaction with the BNDES and it was in the company’s financial statements from October 2012.

Financial institutions:

Banco IBM S/A (CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and CPFL Serviços) – These subsidiaries obtained approval from Banco IBM for financing of R$ 41,355 in 2012 to reinforce working capital. The total amount approved was released in 2012.

HSBC - CPFL Renováveis – In June 2012, a financing operation was conducted between the indirect subsidiary Turbina 15 and Banco HSBC, for the purposes of investment to acquire BVP by issuing redeemable preferred shares in CPFL Renováveis.  In this transaction, HSBC paid in R$ 400,000 in cash (R$ 395,805 net of costs).

Banco do Brasil – Promissory Notes (CPFL Renováveis) – in 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements with Banco do Brasil. The funds, in the form of promissory notes totaling R$320,000, are to be used in the construction of four wind farms and two biomass power plants. The whole amount was released on signing of the agreement and the financing was settled in January 2013.

Foreign currency

Financial institutions

Banco Citibank (RGE) – In April 2012, the subsidiary contracted foreign currency loans of R$ 128,590 to reinforce working capital.

Banco Scotiabank (CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa) – The subsidiaries obtained approval for foreign currency financing of R$ 172,500, to reinforce working capital, and the full amount was released in 2012.

Banco J.P. Morgan (RGE, CPFL Sul Paulista and CPFL Santa Cruz) – The subsidiaries obtained approval for financing of R$ 124,910, to reinforce working capital, and the full amount was released in 2012.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

2014	2,031,138
2015	1,504,564
2016	1,577,857
2017	756,670
2018	556,760
After 2018	2,513,113
Subtotal	8,940,101
Mark to Market	95,433
Total	9,035,534

The main financial rates applicable for our loans and financing their related breakdown in local and foreign currency, after taking into consideration the effects of the derivative instruments, are as shown below:

	Accumulated variation - %		% of debt
Index	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
IGP-M	7.81	5.10	0.92	0.31
UMBND	8.57	12.86	0.85	1.12
TJLP	5.75	6.00	42.62	52.87
CDI	8.40	11.59	43.56	40.51
Other			12.05	5.19
			100	100

RESTRICTIVE COVENANTS

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, , CPFL Leste Paulista and CPFL Sul Paulista to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista (measured in the subsidiaries and in the Company)

•         Net indebtedness divided by EBITDA – maximum of 3.5;

CPFL Mococa e CPFL Jaguari

Have no financial covenants.

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272.  The agreement includes restrictive covenants clauses that require the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012 the subsidiary had not complied with this obligation, which could result in dividends being withheld until the financial ratios are re-established. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

CPFL Geração

The loans from the BNDES raised by the subsidiary CERAN and the jointly-controlled entities ENERCAN, BAESA and Foz do Chapecó establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

There is also a restrictive clause in relation to the BNDES loan to the jointly-controlled entity EPASA (under the FINEM system), in respect of maintaining a debt coverage ratio at 1.1 and a minimum own capital ratio (equity divided by fixed assets) of 25.3%, determined annually. If this is not complied with, the distribution of dividends in excess of the minimum mandatory dividend is prohibited until the index is complied with. The guarantor (Company) is also required to maintain the following financial ratios:

  Net indebtedness divided by EBITDA – maximum of  3.5; and
  Total Indebtendess divided by Total Assets – maximum of 65%.

CPFL Renováveis

The main restrictive clauses for the loans from the BNDES under the FINEM I, FINEM VII, FINAME I and FINEM X, BNB and NIB (Bons Ventos) and FINEM VI (Salto Goes) systems are:

•         Debt coverage ratio of 1.2 during the amortization period;

•         Own capitalization ratio of 25% or more during the amortization period.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio was not declared at December 31, 2012 and on February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil that dismiss the subsidiary to comply with the debt coverage ratio for the year ended December 31, 2012, for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

Banco do Brasil – Working Capital

In 2012, the agreements with Banco do Brasil – working capital of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista, were amended to their financial covenants being now calculated half-yearly based on Company indicators. The new covenants ratios are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

Foreign currency loans - Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC, Sumitomo and Scotiabank

The foreign currency loans from the Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC, Sumitomo and Scotiabank banks are subject to certain restrictive conditions, and include clauses that require the subsidiaries that obtained the loans to maintain certain financial ratios within pre-established parameters.

Addenda were made in 2012 to the foreign currency agreements in order to bring the Financial Covenants into line with the other agreements in local currency.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (for both EBITDA and assets and liabilities).

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control by the Company.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management, these restrictive covenants and clauses are being adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis and the subsidiary CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at December 31, 2012.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		December 31, 2012				December 31, 2011
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	7,082	150,000	150,000	307,082	16,403	150,000	300,000	466,403

CPFL Paulista
3rd Issue	Single series	-	-	-	-	3,846	213,333	213,333	430,513
5th Issue	Single series	2,931	-	482,726	485,657	4,704	-	482,363	487,067
6th Issue	Single series	26,304	-	657,800	684,105	-	-	-	-
		29,235	-	1,140,527	1,169,762	8,551	213,333	695,696	917,580
CPFL Piratininga
3rd Issue	Single series	4,645	-	259,391	264,036	7,310	-	259,129	266,439
5th Issue	Single series	969	-	159,537	160,506	1,555	-	159,405	160,960
6th Issue	Single series	4,384	-	109,474	113,858	-	-	-	-
		9,998	-	528,403	538,400	8,865	-	418,534	427,399
RGE
3rd Issue	1st Series	184	33,333	-	33,517	609	33,333	33,333	67,275
	2nd Series	3,383	46,667	-	50,050	7,950	46,667	46,667	101,284
	3rd Series	767	13,333	-	14,100	1,848	13,333	13,333	28,514
	4th Series	511	16,667	-	17,178	1,226	16,667	16,667	34,560
	5th Series	511	16,667	-	17,178	1,226	16,667	16,667	34,560
5th Issue	Single series	424	-	69,766	70,190	680	-	69,699	70,379
6th Issue	Single series	19,928	-	498,306	518,234	-	-	-	-
		25,708	126,667	568,072	720,447	13,539	126,667	196,366	336,572
CPFL Santa Cruz
1st Issue	Single series	292	-	64,753	65,045	454	-	64,694	65,148
CPFL Brasil
2nd Issue	Single series	8,092	-	1,316,259	1,324,351	12,940	-	1,315,580	1,328,520
CPFL Geração
3rd Issuance	Single series	4,716	-	263,402	268,118	7,423	-	263,137	270,560
4th Issuance	Single series	4,169	-	677,908	682,077	6,666	-	677,527	684,193
		8,885	-	941,310	950,195	14,089	-	940,664	954,753
EPASA
3rd Issuance	Single series	362	16,959	45,717	63,038	3,670	5,480	62,364	71,514
BAESA
1st Issue	1st Series	153	3,139	8,664	11,956	299	3,150	11,812	15,261
	2nd Series	126	2,595	7,106	9,827	245	2,584	9,691	12,520
		279	5,734	15,770	21,783	544	5,734	21,503	27,781
Enercan
1st Issue	1st Series	148	3,616	43,393	47,158	281	3,616	47,009	50,906

CPFL Renováveis
1st Issuance - SIIF	1st to 12th Series	1,774	33,483	481,051	516,308	4,214	26,355	486,241	516,810
1st Issuance - Renovaveis	Single series	3,760	-	426,921	430,681	-	-	-	-
1st Issuance - PCH Holding 2	Single series	-	-	172,968	172,968	-	-	-	-
		5,534	33,483	1,080,940	1,119,957	4,214	26,355	486,241	516,810

Total		95,614	336,459	5,895,143	6,327,216	83,552	531,185	4,548,651	5,163,388

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	-	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	4,840	CDI +1.3%	CDI + 1.4%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% CDI + 0.67%	1 single installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	1,600	CDI + 1.3%	CDI + 1.41%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8%	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee

RGE
3rd Issue	1st Series	1	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	500	CDI + 0.8%	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee
CPFL Brasil
2nd Issue	Single series	13,200	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issuance	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issuance	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
3rd Issuance	Single series	130	113.5% of CDI	113.5% + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee (70%)

BAESA
1st Issue	1st Series	9,000	CDI + 1.3%	100% of CDI + 0.43%	Quarterly with settlement in August 2016	CPFL Energia guarantee
	2nd Series	8,100	CDI + 1.3%	106% of CDI + 0.12%	Annual with settlement in August 2016	CPFL Energia guarantee

Enercan
1st Issue	1st Series	110	100% of CDI + 1.25%	111.1% of CDI	Quarterly with settlement in December 2025	Unsecured

CPFL Renováveis
1st Issuance - SIIF	1st to 12th Series	528,649,076	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issuance - Renovaveis	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee
1st Issuance - PCH Holding 2	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	Fiduciary alienation of BVP and PCH Holding dividends

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI

Interest

Interest on the debentures will be paid half yearly, except for the 1st series of the jointly-controlled entity BAESA, which will be paid quarterly and the 1st issue of the indirectly-controlled entity PCH Holding 2, which will be paid monthly.

The maturities of the long-term balance of debentures are scheduled as follow:

2014	207,058
2015	626,472
2016	813,927
2017	1,461,679
2018	1,530,762
After 2018	1,255,245
Total	5,895,143

Fundraising during the year

CPFL Renováveis

•         1st issuance – PCH Holding

In January 2012, the indirect subsidiary PCH Holding 2 S.A., subsidiary of CPFL Renováveis, issued debentures not convertible into shares, of R$ 158,193 (R$ 156,010 net of issue costs), maturing in 2023, to finance the acquisition of SHP Santa Luzia. The interest will be paid monthly from June 2015 and the principal will be paid in nine consecutive annual installments, starting in June 2015.

•         1st issuance – CPFL Renováveis

In May 2012, the subsidiary CPFL Renováveis issued debentures not convertible into shares, of R$ 430,000 (R$ 426,327 net of issue costs), maturing in 2022, to finance the acquisition of Bons Ventos. The interest will be paid semi-annually from November 2012 and the principal will be paid in nine consecutive annual installments, starting in May 2015.

CPFL Paulista, CPFL Piratininga e RGE

6th issuance

In July 2012, a single series of unsecured debentures, not convertible into shares, was issued and subscribed, totaling R$ 1,270,000 (R$ 1,265,301 net of issuance costs), as detailed below. The funds will be used to refinance debts maturing in 2012 and 2013 and to reinforce working capital. The debentures were guaranteed by the Company.

Subsidiary	Quantity	Unit nominal value R$ thousand	Total issuance R$ thousand	Net of issuance costs R$ thousand
CPFL Paulista	660	1,000	660,000	657,661
CPFL Piratininga	110	1,000	110,000	109,441
RGE	500	1,000	500,000	498,199
			1,270,000	1,265,301

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia, CPFL Paulista (5th and 6th issues), CPFL Piratininga (3rd, 5th and 6th issues), RGE (5th and 6th issues), CPFL Geração (3rd and 4th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25;

BAESA

•            Total indebtedness – restricted to 75% of its total assets.

CPFL Renováveis

- 1st issue CPFL Renováveis

•       Operating debt coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA – maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

•       EBITDA divided by Net financial expense- minimum of 1.75

- Indirectly controlled entity SIIF: the debentures are subject to restrictive covenants in respect of creating encumbrances and additional indebtedness, distribution of dividends and changes to the corporate structure.

- Indirectly controlled entity PCH Holding 2 S.A: debentures are subject to restrictive covenants in respect of changes in the company’s structure or in the corporate structure of the indirectly controlled entity CPFL Renováveis. Furthermore, there are restrictive clauses in respect of maintaining the following financial ratios in the CPFL Renováveis’s financial statements:

•       Consolidated leverage ratio of 80% or less;

•       Debt service coverage ratio with accumulated cash – minimum of 1.15.

The definition of EBITDA in the subsidiaries, for purposes of determination of covenants, mainly takes into consideration inclusion of the principal regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (both for EBITDA and for assets and liabilities).

Certain debentures of subsidiaries and jointly-controlled entities are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

In the opinion of the Management of the Company and its subsidiaries and jointly-controlled entities, these restrictive covenants and clauses are adequately complied with at December 31, 2012.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

17.1 – Characteristics:

- CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

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

b)    Mixed model, as from November 1, 1997, which covers:

•    benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•    scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary CPFL Paulista in relation to the plan deficit calculated by the external actuaries of Fundação CESP.  The liability, to be settled in 260 installments (240 monthly and 20 annual installments) with maturities to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV), is amortized on a monthly basis. Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The amount of the obligation at December 31, 2012 is R$ 570,939 (R$ 452,756 at December 31, 2011). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga:

As a result of the spin-off of Bandeirante Energia S.A. (CPFL Piratininga’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

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

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026.  The balance of the obligation at December 31, 2012 is R$ 164,517 (R$ 126,669 at December 31, 2011). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, at December 31, 2012, is R$ 11,495 (R$ 8,972 at December 31, 2011 and R$ 9,571 at January 1, 2011). The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

17.2 – Changes in the defined benefit plans:

	December 31, 2012
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of defined benefit obligation	4,431,699	1,159,779	101,714	5,693,192	298,014	298,014
Fair value of plan's assets	(3,774,468)	(985,557)	(93,360)	(4,853,385)	(271,878)	(271,878)
Present value of liabilities (fair value of assets), net	657,231	174,222	8,354	839,807	26,136	26,136
Adjustments due to deferments allowed:
Unrecognized actuarial gains/(losses)	(362,491)	(114,168)	(2,934)	(479,593)	(36,339)	(36,339)
Net actuarial liabilities (assets) recognized on balance sheet	294,740	60,054	5,420	360,214	(10,203)	(10,203)

	December 31, 2011
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of defined benefit obligation	3,505,727	884,091	76,649	4,466,467	234,457	234,457
Fair value of plan's assets	(3,236,676)	(839,877)	(80,058)	(4,156,611)	(218,799)	(218,799)
Present value of liabilities (fair value of assets), net	269,051	44,214	(3,409)	309,856	15,658	15,658
Adjustments due to deferments allowed:
Unrecognized actuarial gains/(losses)	83,371	33,768	11,308	128,447	(19,074)	(19,074)
Net actuarial Liabilities (assets) recognized on balance sheet	352,422	77,982	7,899	438,303	(3,416)	(3,416)

	December 31, 2010
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of defined benefit obligation	3,088,723	784,933	67,543	3,941,199	207,759	207,759
Fair value of plan's assets	(2,987,448)	(785,231)	(70,177)	(3,842,856)	(245,537)	(245,537)
Present value of liabilities (fair value of assets), net	101,275	(298)	(2,634)	98,343	(37,778)	(37,778)
Adjustments due to deferments allowed:
Unrecognized actuarial gains/(losses)	368,348	111,872	14,086	494,306	31,978	31,978
Net actuarial Liabilities (assets) recognized on balance sheet	469,623	111,574	11,452	592,649	(5,800)	(5,800)

The changes in present value of the benefit obligations and the fair values of the plan assets are as follows:

2012:

	CPFL	CPFL	CPFL	RGE	Total liability
	Paulista	Piratininga	Geração
Present value of defined benefit obligation at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924
Gross current service cost	1,186	4,349	144	1,176	6,855
Interest on actuarial obligation	350,009	88,813	7,663	23,599	470,084
Participants' contributions transferred during the year	171	1,545	35	947	2,698
Actuarial loss	845,470	237,425	23,429	51,673	1,157,997
Benefits paid during the year	(270,864)	(56,444)	(6,206)	(13,838)	(347,352)
Present value of defined benefit obligation at December 31, 2012	4,431,699	1,159,779	101,714	298,014	5,991,206

	CPFL	CPFL	CPFL	RGE	Total asset
	Paulista	Piratininga	Geração
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)
Expected return during the year	(361,169)	(96,434)	(8,978)	(26,429)	(493,010)
Participants' contributions transferred during the year	(171)	(1,545)	(35)	(947)	(2,698)
Sponsors' contributions	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Actuarial gain	(399,608)	(89,490)	(9,454)	(34,409)	(532,961)
Benefits paid during the year	270,864	56,444	6,206	13,838	347,352
Current value of actuarial assets at December 31, 2012	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)

2011:

	CPFL	CPFL	CPFL	RGE	Total liability
	Paulista	Piratininga	Geração
Present value of defined benefit obligation at December 31, 2010	3,088,723	784,933	67,543	207,759	4,148,958
Gross current service cost	1,043	3,781	136	1,221	6,181
Interest on actuarial obligation	304,730	77,929	6,673	20,742	410,074
Participants' contributions transferred during the year	65	1,472	13	701	2,251
Actuarial loss	358,544	67,610	7,474	14,784	448,412
Benefits paid during the year	(247,378)	(51,634)	(5,190)	(10,750)	(314,952)
Present value of defined benefit obligation at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924

	CPFL	CPFL	CPFL	RGE	Total asset
	Paulista	Piratininga	Geração
Current value of actuarial assets at December 31, 2010	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)
Expected return during the year	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Participants' contributions transferred during the year	(65)	(1,472)	(13)	(701)	(2,251)
Sponsors' contributions	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Actuarial (gain)/loss	(78,297)	8,046	(5,281)	43,184	(32,348)
Benefits paid during the year	247,378	51,634	5,190	10,750	314,952
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)

2010:

	CPFL	CPFL	CPFL	RGE	Total liability
	Paulista	Piratininga	Geração
Present value of defined benefit obligation at December 31, 2009	2,962,118	760,719	64,198	182,615	3,969,650
Gross current service cost	1,061	3,550	142	202	4,955
Interest on actuarial obligation	292,456	75,535	6,345	18,349	392,685
Participants' contributions transferred during the year	190	1,156	1	1,597	2,944
Actuarial loss/(gain)	64,883	(9,660)	1,794	12,346	69,363
Benefits paid during the year	(231,985)	(46,367)	(4,937)	(7,350)	(290,639)
Present value of defined benefit obligation at December 31, 2010	3,088,723	784,933	67,543	207,759	4,148,958

	CPFL	CPFL	CPFL	RGE	Total asset
	Paulista	Piratininga	Geração
Current value of actuarial assets at December 31, 2009	(2,611,813)	(676,790)	(54,969)	(212,369)	(3,555,941)
Expected return during the year	(364,286)	(93,152)	(7,679)	(23,718)	(488,835)
Participants' contributions transferred during the year	(190)	(1,156)	(1)	(1,597)	(2,944)
Sponsors' contributions	(51,320)	(16,323)	(1,129)	(9,084)	(77,856)
Actuarial gain	(191,824)	(44,177)	(11,336)	(6,119)	(253,456)
Benefits paid during the year	231,985	46,367	4,937	7,350	290,639
Current value of actuarial assets at December 31, 2010	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)

17.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	December 31, 2012
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Actuarial liabilities /(assets) at the beginning of the year	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Expense recognized in income statement	(9,974)	(3,272)	(1,439)	(14,685)	(1,655)	(1,655)
Sponsors' contributions transferred during the year	(47,708)	(14,655)	(1,041)	(63,404)	(5,132)	(5,132)
Actuarial liabilities /(assets) at the end of the year	294,740	60,055	5,419	360,214	(10,203)	(10,203)
Other contributions	14,593	387	79	15,060	-	-
Subtotal	309,333	60,443	5,498	375,274	(10,203)	(10,203)
Other contributions RGE	-	-	-	1,857
Total liabilities	309,333	60,443	5,498	377,131
Current				51,675		-
Noncurrent				325,455		10,203

	December 31, 2011
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Actuarial liabilities /(assets) at the beginning of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense (Income) recognized in income statement	(68,301)	(18,627)	(2,482)	(89,410)	6,456	6,456
Sponsors' contributions transferred during the year	(48,900)	(14,965)	(1,071)	(64,936)	(4,072)	(4,072)
Actuarial liabilities /(assets) at the end of the year	352,422	77,982	7,899	438,304	(3,416)	(3,416)
Other contributions	14,090	318	77	14,484	-	-
Subtotal	366,512	78,300	7,976	452,788	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,536
Total liabilities	366,512	78,300	7,976	455,324
Current				40,695		-
Noncurrent				414,629		3,416

	December 31, 2010
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Actuarial liabilities /(assets) at the beginning of the year	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Expense (Income) recognized in income statement	(70,769)	(14,068)	(1,192)	(86,029)	5,400	5,400
Sponsors' contributions transferred during the year	(51,320)	(16,322)	(1,130)	(68,772)	(1,475)	(1,475)
Actuarial liabilities /(assets) at the end of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Other contributions	13,875	375	177	14,427	-	-
Subtotal	483,498	111,949	11,629	607,076	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,905
Total liabilities	483,498	111,949	11,629	610,980
Current				40,103		-
Noncurrent				570,877		5,800

17.4 Recognition of income and expense of private pension fund:

In consensus with the Company Management, the external actuary’s estimate of the expense and/or revenue to be recognized in 2013 (already taking into consideration amendments to IAS 19 – note 2) and the income recognized in 2012, 2011 and 2010, is as follows:

	2013 Estimated
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,627	6,897	185	654	9,363
Interest on actuarial obligations	376,851	99,249	8,650	25,510	510,260
Expected return on plan assets	(321,345)	(84,696)	(7,966)	(23,495)	(437,502)
Past service cost not recognized	-	-	-	-	-
Total Expense	57,133	21,450	869	2,669	82,121

	2012 Realized
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,186	4,348	144	1,176	6,854
Interest on actuarial obligations	350,009	88,812	7,663	23,598	470,082
Expected return on plan assets	(361,169)	(96,432)	(8,978)	(26,429)	(493,008)
Amortization of unrecognized actuarial gains	-	-	(268)	-	(268)
Total Income	(9,974)	(3,272)	(1,439)	(1,655)	(16,340)

	2011 Realized
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,044	3,781	136	1,221	6,182
Interest on actuarial obligations	304,732	77,929	6,673	20,742	410,076
Expected return on plan assets	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Amortization of unrecognized actuarial gains	(4,733)	(2,448)	(585)	-	(7,766)
Recognition of the asset (limited to paragraph 58-b of IAS 19)	-	-	-	6,916	6,916
Total (Income)/expense	(68,301)	(18,627)	(2,482)	6,456	(82,954)

	2010 Realized
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,061	3,550	142	1,153	5,906
Interest on actuarial obligations	292,456	75,534	6,345	18,349	392,684
Expected return on plan assets	(364,286)	(93,152)	(7,679)	(23,717)	(488,834)
Recognition of the asset (limited to paragraph 58-b of IAS 19)	-	-	-	9,615	9,615
Total (Income)/expense	(70,769)	(14,068)	(1,192)	5,400	(80,629)

The principal assumptions taken into consideration in the actuarial calculations at the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração			RGE
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010

Nominal discount rate for actuarial liabilities:	8.78% p.a.	10.35% p.a.	10.24% p.a.	8.78% p.a.	10.35% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	8.78% p.a.	(*)	(**)	8.78% p.a.	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.69% p.a.	6.08% p.a.	6.69% p.a.	6.69% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.60% p.a.	4.60% p.a.	4.0% p.a.	4.6% p.a.	4.6% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer table	Mercer table	Mercer Disability	Light- Average	Light- Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11,51% p.a, and CPFL Piratininga 11,72% p.a (**) CPFL Paulista and CPFL Geração 12,73% p.a, and CPFL Piratininga 12,71% p.a

17.5 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL group pension plans, at December 31, 2012 and 2011 managed by Fundação CESP and ELETROCEEE. It also shows the distribution of the collateral resources established as a target for 2013, in the light of the macroeconomic scenario in December 2012.

Assets managed by Fundação CESP:

	December 31, 2012	December 31, 2011	Target December 31, 2013
Fixed rate	72%	68%	72%
Shares - CPFL Energia	6%	6%	6%
Other shares	17%	21%	17%
Real state	3%	3%	3%
Other	2%	2%	2%
Total	100%	100%	100%

Assets managed by ELETROCEEE:

	December 31, 2012	December 31, 2011	Target December 31, 2013
Fixed income investments	63%	65%	61%
Variable income	23%	24%	20%
Structured investments	13%	9%	15%
Other	1%	2%	4%
Total	100%	100%	100%

The allocation target for 2013 was based on the recommendations for allocation of assets made at the end of 2012 by Fundação CESP, in its Investment Policy. This target may change at any time during 2013, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE also uses ALM.

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

Fundação CESP's Investment Policy imposes additional restrictions (beyond those established by law) which define the percentage of diversification for investments in assets issued or underwritten by the same legal entity, internally.

(18)  REGULATORY CHARGES

	December 31, 2012	December 31, 2011
Fee for the Use of Water Resources	2,102	3,591
Global Reverse Fund - RGR	24,653	28,060
ANEEL Inspection Fee	2,555	2,495
Fuel Consumption Account - CCC	34,432	65,121
Energy Development Account - CDE	50,745	45,879
Total	114,488	145,146

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	December 31, 2012	December 31, 2011
Current
ICMS (State VAT)	171,672	300,518
PIS (Tax on Revenue)	14,153	12,446
COFINS (Tax on Revenue)	79,286	59,429
IRPJ (Corporate Income Tax)	104,627	71,531
CSLL (Social Contribution Tax)	37,769	18,589
Other	34,859	20,515
Total	442,365	483,028
Noncurrent
COFINS (Tax on Revenue)	-	165

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	December 31, 2012		December 31, 2011
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	68,505	152,765	43,850	191,221

Civil
General Damages	15,049	115,272	13,114	95,429
Tariff Increase	5,877	45,118	8,948	31,242
Other	6,203	448	6,423	448
	27,130	160,837	28,485	127,119
Tax
FINSOCIAL	18,968	54,074	18,930	53,964
Income Tax	90,187	704,742	82,061	660,222
Interest on Shareholders’ Equity - PIS and COFINS	12,517	12,517	11,713	11,713
PIS and COFINS - Non-Cumulative Method	94,677	-	91,477	-
Other	47,033	81,212	44,580	68,370
	263,382	852,545	248,761	794,268

Various	27,062	18,408	17,027	16,008

Total	386,079	1,184,554	338,121	1,128,616

The changes in the provisions for contingencies and escrow deposits are shown below:

	December 31, 2011	Addition	Reversal	Payment	Monetary Adjustment	Business Combination	December 31, 2012
Labor	43,850	67,695	(2,890)	(40,160)	11	-	68,505
Civil	28,485	26,625	(4,095)	(23,924)	38	-	27,130
Tax	248,761	9,261	(1,406)	-	6,766	-	263,382
Other	17,027	35	-	-	-	10,000	27,062
Provision for tax, civil and labor risks	338,121	103,617	(8,391)	(64,084)	6,815	10,000	386,079
Escrow Deposits	1,128,616	144,210	(15,606)	(125,048)	52,382	-	1,184,554

	December 31, 2010	Addition	Reversal	Payment	Monetary Adjustment	Business Combination	Other	December 31, 2011
Labor	39,136	17,868	(3,586)	(9,940)	-	372	-	43,850
Civil	27,843	16,653	(6,438)	(9,574)	-	-	-	28,485
Tax	219,513	18,284	(269)	-	10,444	93	695	248,761
Other	4,773	13,950	-	(1,743)	47	-	-	17,027
Provision for tax, civil and labor risks	291,265	66,755	(10,293)	(21,257)	10,491	465	695	338,121
Escrow Deposits	890,685	192,881	(8,064)	(12,113)	64,516	12	699	1,128,616

	December 31, 2009	Addition	Reversal	Payment	Monetary Adjustment	Other	December 31, 2010
Labor	42,752	28,769	(2,866)	(29,504)	-	(15)	39,136
Civil	27,974	9,402	(5,512)	(4,019)	-	(1)	27,843
Tax	223,779	31,393	(40,098)	(22)	4,445	16	219,513
Other	6,139	-	-	(1,659)	293	-	4,773
Reserve for Contingencies	300,644	69,564	(48,476)	(35,204)	4,738	-	291,265
Escrow Deposits	794,177	80,226	(13,737)	(14,380)	44,398	-	890,685

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

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

Tariff increase - Corresponds to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Ordinances 38 and 45, on February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax:

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income Tax -  The provision of R$ 70,291  (R$ 61,852 in 2011 and R$ 53,356 in 2010) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

PIS and COFINS - JCP -  in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefits granted in Law n° 11,941/09 (REFIS IV), that is, an amnesty on the fine and legal charges and a reduction in interest. The Company is awaiting finalization of the legal procedures in order to offset the escrow deposits of the amounts.

PIS and COFINS – Non-cumulative method -  refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges.

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)    Possible losses: the Company and its subsidiaries are parties to other suits in which Management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2012, were as follows: (i) R$ 330,001 labor (R$ 340,833 in 2011 and R$ 341,068 in 2010) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 628,381 civil, are related mainly to bodily injury, environmental impacts and tariff increases (R$ 553,648 in 2011 and R$ 604,603 in 2010); and (iii) R$ 1,513,632 tax, related mainly to Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 967,952 in 2011 and R$ 823,872 in 2010).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the financial statements, or that might result in a significant impact on future earnings.

Escrow deposits: income tax: of the total amount of R$ 704,742, R$ 617,051 (R$ 581,721 at December 31, 2011) refers to the dispute on the deductibility for federal tax purposes of expense recognized in 1997 in respect of the welfare deficit of the subsidiary CPFL Paulista's employees’ pension plan in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal tax authority, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of this measure, the subsidiary was assessed by the tax inspectors and, as a condition for continuing the discussions in two cases, court decisions required escrow deposits in guarantee. The deductibility resulted in other assessments and in order to be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$ 257,237. Based on the updated position of the legal counsel in charge of the case and Management’s opinion the risk of loss continues to be classified as remote.

(21)  PUBLIC UTILITIES

Companies	December 31, 2012	December 31, 2011	Number of remaining installments	Interest rates
CERAN	79,813	75,472	279	IGP-M + 9,6% p.a.
ENERCAN	12,817	10,782	269	IGP-M + 8% p.a.
BAESA	60,392	57,734	281	IGP-M + 8% p.a.
Foz do Chapecó	338,556	325,676	287	IGP-M / IPC-A + 5,3% p.a.
TOTAL	491,579	469,664

Current	30,422	28,738
Noncurrent	461,157	440,926

(22)  OTHER ACCOUNTS PAYABLE

	Current		Noncurrent
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Consumers and Concessionaires	60,243	66,284	-	-
Energy Efficiency Program - PEE	168,520	122,601	11,772	4,369
Research & Development - P&D	137,455	139,247	30,458	22,370
National Scientific and Technological Development Fund - FNDCT	5,102	4,014	-	-
Energy Research Company - EPE	2,550	1,648	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	28,071	74,292	20	2,812
Provision for environmental expenditure	5,307	35,617	53,859	80,272
Payroll	13,034	14,609	-	-
Profit sharing	49,396	42,058	7,846	5,366
Collections agreement (note 11)	76,371	70,096	-	-
Guarantees	-	-	25,014	26,605
Accounts payable - business acquisitions	11,369	174,136	-	-
Other	73,624	68,735	2,381	14,866
Total	631,043	813,338	149,099	174,411

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs:  The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Provision for environmental expense: in noncurrent, the amount of R$ 46,215 refers to provisions recorded by the indirect subsidiary CPFL Renováveis in relation to socio-environmental licenses and as a result of events that have already occurred. Such costs are recorded against fixed assets while the projects are under construction, and recognized directly in profit or loss after start-up.

Profit-sharing: Mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance;

(ii)   Long-Term Incentive Program: In July 2012, the Company’s Board of Directors approved the Long-Term Incentive Program for Executives, consisting of a plan to grant Phantom Stock Options and awards in funds, in accordance with the appreciation of the Company’s shares in relation to an amount calculated annually.

The plan will run from 2012 to 2018 and certain Company executives who are exercising their duties on the grant date will be eligible. The grant is annual and the vesting period for conversion into premiums will be from the second, third or fourth year after the grant date, with an option for 1/3 of the shares per year or carrying the balance over to the following year.

The fair value of the instruments granted was calculated by the discounted cash flow method based on the budget predictions approved by Management, including the planned distribution of dividends, resulting in R$ 24.16 per share.

The conversion amount (fair value) will be based on the weighted average of the Company’s quoted shares (CPFE3) on the BM&FBOVESPA in the last 45 trading sessions as from the last business day of December of the year prior to the conversion. They may only be converted into awards in cash after a target of a minimum of 80% appreciation of the target set has been reached, up to a ceiling of 150%.

A liability of R$ 3,054 was recognized under Profit Sharing in 2012 for the fair value of the shares, set against personnel expense. This amount corresponds to 297,667 phantom stocks granted in 2012, of which 1/3 (99,222 shares) can be converted into awards from the second year after the granting date (fiscal year of 2014), provided the share appreciation target has been reached.

Accounts payable - business acquisitions: Relates to the amount recognized by the indirect subsidiary CPFL Renováveis for business acquisitions.

(23)  SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of December 31, 2012 and 2011 are shown below:

	Number of shares
	December 31, 2012		December 31, 2011
Shareholders	Common Shares	Interest %	Common Shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	298,467,458	31.02
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	1.03	-	-
VBC Energia S.A.	9,897,860	1.03	245,897,454	25.55
Camargo Correa S.A.	12,642,390	1.31	837,860	0.09
ESC Energia S.A.	224,195,070	23.30	-	-
Energia São Paulo FIP	115,118,250	11.96	102,756,048	10.68
Bonaire Participações S.A.	6,308,790	0.66	18,670,990	1.94
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Brumado Holdings S.A.	34,502,100	3.59	34,502,100	3.59
Antares Holding LTDA	16,039,720	1.67	16,039,720	1.67
Board of Directors	-	-	212	0.00
Executive officers	47,610	0.00	49,980	0.01
Other	164,001,548	17.04	163,998,978	17.04
Total	962,274,260	100.00	962,274,260	100.00

23.1 - Capital reserves:

The amount of R$ 228,306 refers to the entry resulting from the CPFL Renováveis business combination.

23.2 – Profit reserves:

Is comprised of:

(a)   Earnings retained for investment: The Company records restatement of the financial asset in profit or loss for the year. Since this income will only materialize at the time of compensation (at the end of the concession), the Company is proposing to retain it as a reserve for investments;

(b)   Legal reserve, amounting to R$ 556,481.

23.3 – Other comprehensive income – deemed cost:

Relates to the recognition at the initial adoption of IFRS of the deemed cost to the property, plant and equipment of the generators.

23.4 – Change in the participation of the controlling shareholders:

In 2012, the Company’s controlling shareholders made certain corporate transactions that resulted in the transfer, to their respective subsidiaries and parent companies, of some of the shares issued by the Company:

•       Bonaire Participações S.A. (“Bonaire”):

The corporate restructuring of the shareholder Bonaire, whereby 12,362,202 of the CPFL Energia’s shares were transferred from Bonaire to its shareholder Energia São Paulo Fundo de Investimento em Ações (“Energia São Paulo FIA”), was finalized in the first quarter of 2012. Consequently, the final number of the CPFL Energia ’s shares held by the shareholders Bonaire and Energia São Paulo FIA was 6,308,790 and 115,118,250, respectively.

•       VBC Energia S.A. (“VBC”):

The shareholder VBC underwent corporate restructuring in the fourth quarter of 2012, resulting in the transfer of 224,195,070 of the CPFL Energia’s shares to its subsidiary ESC Energia S.A. (“ESC”) and 11,804,530 CPFL Energia ‘s shares to Camargo Corrêa S.A. (“CCSA”). Consequently, the final number of the CPFL Energia’s shares held by the shareholders VBC, ESC and CCSA was 9,897,860, 224,195,070 and 12,642,390, respectively.

•       BB Carteira Livre I FIA (“BB CL I”):

The shareholder BB CL I underwent corporate restructuring in the fourth quarter of 2012, resulting in the transfer of 9,897,860 of the CPFL Energia’s shares to its parent company, Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”). Consequently, the final number of the CPFL Energia’s shares held by the shareholders BB CL I and Previ was 288,569,602 e 9,897,860, respectively.

23.5 – Dividends:

The Annual and Extraordinary General Meeting (AGM/EGM) held on April 12, 2012 approved the allocation of net income for the year for 2011 and declared dividends of R$ 1,506,179, of which R$ 747,709 relate to the interim dividend declared in June 2011, plus an additional dividend of R$ 758,470.

On August 6, 2012, in accordance with the by-laws and based on the income for the first half-year of 2012, the Board of Directors approved the declaration of an interim dividend of R$ 640,239, attributing the amount of R$ 0.665339515 to each share.

The Company paid R$ 1,393,507 in 2012 in respect of the dividends declared at December 31, 2011 and June 30, 2012.

23.6 - Allocation of Net Income for the Year:

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Management is proposing distribution of the balance of the net income, by declaration of R$455,906 in the form of dividends, corresponding to R$ 0,473778718 per share, as shown below:

Net income - Parent company	1,225,924
Prior year profit or loss (note 2.8)	227,118
Realization of comprehensive income	27,378
Prescribed Dividend	3,921
Earnings retained for investment	(326,900)
Net Income Base for Allocation	1,157,440
Constitution of Legal Reserve	(61,296)
Interim Dividend	(640,239)
Additional proposed dividend	455,906

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share at December 31, 2012, 2011 and 2010 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the years. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	December 31, 2012	December 31, 2011 (¹)	December 31, 2010 (¹)

Net income per share - basic
Numerator
Net income attributable to controlling shareholders	1,225,924	1,572,292	1,595,151
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	961,494,872
Net income per share - basic	1.27	1.63	1.66

Net income per share - diluted
Numerator
Net income attributable to controlling shareholders	1,225,924	1,572,292	1,595,151
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(17,537)	-	-
Net income attributable to the Controlling Shareholders	1,208,386	1,572,292	1,595,151
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	961,494,872
Net income per share - diluted	1.26	1.63	1.66

(*) Proportional to the interest on the subsidiary (63%)
(¹) Includes the effects describer in note 2.8.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiaries at the beginning of the year.

In the second quarter of 2011, the Company’s common shares were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBOVESPA. This transaction did not involve any changes in financial resources and accordingly was considered in calculation of the weighted average number of shares as if it had occurred on January 1, 2010, in accordance with IAS 33 Earnings per share.

The shares resulting from the operation were attributed and registered to the share owners on July 4, 2011, and the share fractions of the shareholders who opted not to adjust their positions were identified, separated and grouped in whole numbers and sold at auction at BM&FBOVESPA.

(25)  OPERATING REVENUE

	Number of Consumers (*)			GWh (*)			R$ thousand
Revenue from Eletric Energy Operations	2012	2011	2010	2012	2011	2010	2012	2011	2010
Consumer class
Residential	6,312,737	6,086,847	5,880,204	14,567	13,626	12,983	6,631,596	5,978,836	5,416,581
Industrial	59,057	59,485	78,261	14,536	14,718	15,413	4,086,080	4,128,340	4,123,723
Commercial	494,556	500,131	490,554	8,714	8,140	7,695	3,389,159	3,086,196	2,795,127
Rural	243,283	242,554	237,903	2,093	1,991	2,100	492,633	452,467	434,519
Public Administration	48,467	46,771	45,386	1,220	1,154	1,112	451,241	420,474	384,742
Public Lighting	9,166	8,616	8,096	1,525	1,495	1,444	345,058	328,882	303,862
Public Services	7,729	7,413	7,239	1,864	1,823	1,742	543,216	511,560	470,323
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	-	-	(24,643)	-	-
Billed	7,174,995	6,951,817	6,747,643	44,519	42,946	42,489	15,914,341	14,906,755	13,928,877
Own comsuption				33	33	33	-	-	-
Unbilled (Net)				-	-	-	136,905	(40,671)	1,304
Emergency Charges - ECE/EAEE				-	-	-	1	18	7
Reclassification to Network Usage Charge - TUSD - Captive Consumers				-	-	-	(7,558,153)	(7,213,990)	(5,843,561)
Electricity sales to final consumers				44,552	42,979	42,522	8,493,094	7,652,112	8,086,627

Furnas Centrais Elétricas S.A.				3,034	3,026	3,026	411,798	386,776	347,472
Other Concessionaires and Licensees				9,505	6,832	7,217	1,618,658	820,652	731,493
Current Electric Energy				2,675	4,279	2,495	233,056	90,419	117,156
Electricity sales to wholesaler´s				15,214	14,137	12,738	2,263,513	1,297,846	1,196,121

Revenue due to Network Usage Charge - TUSD - Captive Consumers							7,558,153	7,213,990	5,843,561
Revenue due to Network Usage Charge - TUSD - Free Consumers							1,412,275	1,321,111	1,127,795
(-) Adjustment of revenue surplus and excess responsive							(7,489)	-	-
Revenue from construction of concession infrastructure							1,351,550	1,129,826	1,043,678
Other Revenue and Income							351,178	251,097	258,896
Other operating revenues							10,665,668	9,916,025	8,273,930
Total gross revenues							21,422,274	18,865,982	17,556,678
Deductions from operating revenues
ICMS							(3,178,771)	(2,967,625)	(2,728,416)
PIS							(297,796)	(282,915)	(265,444)
COFINS							(1,369,388)	(1,303,411)	(1,224,934)
ISS							(4,926)	(5,031)	(3,847)
Global Reversal Reserve - RGR							(101,136)	(72,027)	(53,985)
Fuel Consumption Account - CCC							(597,925)	(737,017)	(593,630)
Energy Development Account - CDE							(584,035)	(524,844)	(470,981)
Research and Development and Energy Efficiency Programs							(155,169)	(143,916)	(134,772)
PROINFA							(77,886)	(65,125)	(56,933)
Emergency Charges - ECE/EAEE							(1)	(19)	(7)
IPI							(94)	(24)	-
							(6,367,127)	(6,101,954)	(5,532,949)

Net revenue							15,055,147	12,764,028	12,023,729
(*) Unaudited information.

In accordance with ANEEL’s Order nº 4.722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, with the title “Revenue due to Network Usage Charge - TUSD captive consumers”.

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that revenue received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4.991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa adjusted revenue of excess and surplus revenue of reactive, reducing the accounts of “Electricity sales to final consumers” and “Revenue due to Network Usage Charge - TUSD free consumers” against the item reducing of intangible assets (“Special Obligations”). The amount of R$ 32,132 recognized was calculated from the date that should have occurred, the subsidiary’s tariff review to December 31, 2012.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The suspensive effect applied for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income, and at December 31, 2012, these amounts are still recorded under Special Obligations, according to IAS 37.

The details of the tariff adjustments for the distributors are as follows:

		2012		2011		2010
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	3.71%	2.89%	7.38%	7.23%	2.70%	-5.69%
CPFL Piratininga	October	8.79%	5.50%	(**)	(**)	10.11%	5.66%
RGE	June	11.51%	3.38%	17.21%	6.74%	12.37%	3.96%
CPFL Santa Cruz	February	(***)	(***)	23.61%	15.38%	10.09%	-2.53%
CPFL Leste Paulista	February	(***)	(***)	7.76%	16.44%	-13.21%	-8.47%
CPFL Jaguari	February	(***)	(***)	5.47%	6.62%	5.16%	3.67%
CPFL Sul Paulista	February	(***)	(***)	8.02%	7.11%	5.66%	4.94%
CPFL Mococa	February	(***)	(***)	9.50%	9.77%	3.98%	3.24%

(*)    Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**)   On July 12, 2012, ANEEL opened the Public Hearing nº 54/2012 to obtain information for the 2011 Periodic Tariff Review - RTP of the subsidiary CPFL Piratininga and proposed a total tariff repositioning of  -5.04%, of which -3.40% relates to the economic repositioning and -1.64% to the financial components. After analysis agents’ comments, ANEEL formulated the final proposal, approved at the Board of Directors’ Meeting on October 2, 2012, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment.

On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA, of the subsidiary CPFL Piratininga. Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components. The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs ratified by the 2010 Annual Tariff Adjustment. The new tariffs are effective from October 23, 2012 to October 22, 2013.

(***) On January 31, 2012, with Authorization Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258, ANEEL extended the effective term of the supply tariffs and TUSD of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, respectively, until the final processing of the tariff review.

The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs, as the Extraordinary Tariff Review – RTE of January 2013 encompassed the effects of the 2012 RTP. The difference in revenue will be offset in the annual Tariff Review – RTA of Feburary 2013 by means of a financial component.

(26)  COST OF ELECTRIC ENERGY

	GWh (*)			R$ mil
Electricity Purchased for Resale	2012	2011	2010	2012	2011	2010
Itaipu Binacional	10,781	10,855	10,835	1,131,744	973,487	1,010,132
Current electric energy	8,656	5,002	3,373	353,243	142,450	198,789
PROINFA	1,070	1,032	1,133	215,400	169,144	182,674
Energy purchased of bilateral contracts and through action in the regulated market	39,745	33,964	37,043	5,068,460	4,117,550	4,166,943
Credit of PIS and COFINS	-	-	-	(617,229)	(495,495)	(508,463)
Subtotal	60,252	50,853	52,384	6,151,617	4,907,136	5,050,075

Electricity Network Usage Charge
Basic Network Charges				1,161,841	1,019,116	899,112
Transmission from Itaipu				96,454	90,140	88,568
Connection Charges				80,030	71,601	68,985
Charges of Use of the Distribution System				53,959	42,052	30,217
System Service Charges - ESS				252,708	187,056	174,230
Reserve Energy charges				85,148	34,547	32,281
Credit of PIS and COFINS				(155,779)	(130,679)	(120,978)
Subtotal				1,574,362	1,313,834	1,172,415

Total				7,725,980	6,220,970	6,222,490
(*) Unaudited information.

(27)  OPERATING COSTS AND EXPENSES

	Operating costs			Services Rendered to Third Parties			Operating Expenses									Total
							Sales			General			Other
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Personnel	422,381	413,587	351,447	30	(2)	279	104,343	99,988	80,013	180,328	190,423	161,878	-	-	-	707,082	703,997	593,617
Employee Pension Plans	(16,340)	(82,953)	(80,629)	-	-	-	-	-	-	-	-	-	-	-	-	(16,340)	(82,953)	(80,629)
Materials	203,735	62,213	62,175	1,757	4,741	2,368	2,965	4,799	4,402	9,261	23,056	11,678	-	-	-	217,718	94,807	80,623
Outside Services	182,061	167,170	199,065	2,356	4,069	2,358	107,603	107,748	84,488	262,635	252,033	181,493	-	-	-	554,655	531,020	467,404
Depreciation and Amortization	766,263	534,763	475,647	-	-	-	33,046	34,139	9,212	41,786	46,867	24,167	-	-	152	841,095	615,769	509,178
Costs related to infrastructure construction	-	-	-	1,351,550	1,129,826	1,043,678	-	-	-	-	-	-	-	-	-	1,351,550	1,129,826	1,043,678
Other	62,212	63,190	59,788	(18)	(7)	2,297	220,388	117,678	122,320	238,814	102,792	63,996	380,899	216,392	199,652	902,296	500,045	448,053
Collection charges	-	-	-	-	-	-	49,053	39,499	55,910	-	-	-	-	-	-	49,053	39,499	55,910
Allowance for doubtful accounts	-	-	-	-	-	-	163,903	70,673	51,668	-	-	-	-	-	-	163,903	70,673	51,668
Leases and Rentals	28,709	15,878	15,068	-	-	-	88	147	1,676	9,492	9,597	9,764	-	-	13	38,290	25,623	26,521
Publicity and Advertising	106	13	-	-	-	-	26	26	-	22,604	10,926	21,894	-	-	-	22,736	10,965	21,894
Legal, Judicial and Indemnities	50	39	-	-	-	-	-	-	-	187,578	59,167	5,416	-	-	-	187,628	59,206	5,416
Donations, Contributions and Subsidies	1,229	105	-	-	-	-	5,914	5,801	-	2,402	4,865	6,216	-	-	27	9,546	10,772	6,243
Financial compensation for water resources utilization	18,263	23,782	24,045	-	-	-	-	-	-	-	-	-	-	-	-	18,263	23,782	24,045
Inspection fee	-	-	-	-	-	-	-	-	-	-	-	-	32,592	28,974	24,769	32,592	28,974	24,769
Loss/(gain) on disposal and decommissioning and other losses on noncurrent asstes	6,276	-	-	-	-	-	-	-	-	-	-	-	48,303	1,968	(11,308)	54,579	1,968	(11,308)
Intangible of concession amortization	-	-	-	-	-	-	-	-	-	-	-	-	286,008	185,434	182,615	286,008	185,434	182,615
Other	7,579	23,372	20,675	(18)	(7)	2,297	1,403	1,532	13,066	16,738	18,237	20,706	13,997	16	3,536	39,699	43,150	60,280
Total	1,620,312	1,157,970	1,067,493	1,355,675	1,138,626	1,050,980	468,345	364,352	300,435	732,823	615,171	443,212	380,899	216,392	199,804	4,558,055	3,492,512	3,061,924

(28)  FINANCIAL INCOME AND EXPENSES

	2012	2011 (¹)	2010 (¹)
Financial Income
Income from Financial Investments	211,338	356,413	156,420
Arrears of interest and fines	167,349	159,277	136,181
Restatement of tax credits	9,944	8,649	7,789
Restatement of Escrow Deposits	52,382	64,516	44,366
Monetary and Exchange adjustment	49,437	57,139	42,548
Adjustment to expected cash flow (note 10)	159,195	63,212	82,636
Discount on purchase of ICMS credit	18,917	14,588	7,806
PIS and COFINS of Interest on Shareholders' Equity	(19,218)	(18,926)	(18,253)
Other	70,989	56,532	106,258
Total	720,332	761,400	565,751

Financial Expense
Debt Charges	(1,220,199)	(1,102,329)	(740,973)
Monetary and Exchange Variations	(125,764)	(150,820)	(90,381)
(-) Capitalized borrowing costs	48,172	39,143	132,938
Public utilities	(58,480)	(57,319)	(31,578)
Other	(131,694)	(115,453)	(107,064)
Total	(1,487,964)	(1,386,778)	(837,058)

Net financial expenses	(767,632)	(625,378)	(271,307)

(¹) Includes the effects described in note 2.8

Interest was capitalized at an average rate of 8.23% p.a. in 2012 (9.95% p.a. in 2011) on qualifying  assets, in accordance with IAS 23. In 2010, R$ 84,839 of the total amount referred to energy generation projects that were in the process of development, especially Foz do Chapecó, EPASA and CPFL Bioenergia.

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Since January 1, 2012, Management has started to analyze the services segment separately and the 2011 information is therefore presented for purposes of comparison.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

		Generation	Generation
	Distribution	(conventional sources)	(renewable sources)	Commercialization	Services	Other (*)	Elimination	Total

2012
Net revenue	12,391,730	722,818	608,223	1,284,069	46,855	1,452	-	15,055,147
(-) Intersegment revenues	22,138	890,104	210,260	602,332	124,968	-	(1,849,802)	-
Income from electric energy service	1,421,718	880,997	215,139	255,193	26,276	(28,210)	-	2,771,113
Financial income	558,130	46,178	56,461	39,389	4,777	15,397	-	720,332
Financial expense	(632,278)	(432,179)	(254,333)	(140,506)	8,475	(37,143)	-	(1,487,964)
Income before taxes	1,347,570	494,996	17,268	154,076	39,528	(49,957)	-	2,003,481
Income tax and social contribution	(469,081)	(148,567)	(9,256)	(52,000)	(12,856)	(54,987)	-	(746,747)
Net Income	878,489	346,430	8,011	102,075	26,672	(104,944)	-	1,256,734
Total Assets (**)	14,739,978	6,517,342	8,786,521	466,645	186,303	378,897	-	31,075,687
Capital Expenditures and other intangible assets	1,402,994	20,446	1,021,970	2,870	18,865	508		2,467,653
Depreciation and Amortization	(544,192)	(286,594)	(289,372)	(3,177)	(3,693)	(74)	-	(1,127,103)

2011 (¹)
Net revenue	11,048,924	609,755	96,378	946,499	61,281	1,191	-	12,764,028
(-) Intersegment revenues	16,831	839,029	75,513	623,556	74,572	-	(1,629,501)	-
Income from electric energy service	1,922,194	847,073	47,256	246,039	17,938	(29,953)	-	3,050,547
Financial income	492,584	80,617	56,924	69,768	6,134	55,373	-	761,400
Financial expense	(669,818)	(519,758)	(34,676)	(99,574)	(4,784)	(58,167)	-	(1,386,778)
Income before taxes	1,744,960	407,932	69,504	216,232	19,289	(32,747)	-	2,425,170
Income tax and social contribution	(592,528)	(112,592)	2,008	(68,430)	(7,258)	(22,096)	-	(800,896)
Net Income	1,152,432	295,339	71,513	147,802	12,031	(54,843)	-	1,624,273
Total Assets (**)	12,850,341	5,402,188	7,779,336	426,858	88,568	865,766	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	334,989	487,564	14,854	2,073	189	-	1,904,773
Depreciation and Amortization	(498,225)	(260,614)	(36,446)	(4,093)	(1,649)	(177)	-	(801,203)

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties.
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(¹) Includes the effects described in note 2.8.

Since August 1, 2011, as a result of the association with ERSA and acquisition of the shares of Jantus, described in note 13.3, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies. Additionally, in 2012 the Management started to analyze the service segment separately and, as required by IFRS 8, the Company restated the information about previous year for comparison purposes. In 2010, the services segment was immaterial.

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total

2012
Net revenue	12,391,730	1,331,041	1,330,924	1,452	-	15,055,147
(-) Intersegment revenues	22,138	1,100,364	727,300	-	(1,849,802)	-
Income from electric energy service	1,421,718	1,096,136	281,469	(28,210)	-	2,771,113
Financial income	558,130	102,639	44,166	15,397	-	720,332
Financial expense	(632,278)	(686,512)	(132,031)	(37,143)	-	(1,487,964)
Income before taxes	1,347,570	512,264	193,604	(49,957)	-	2,003,481
Income tax and social contribution	(469,081)	(157,823)	(64,856)	(54,987)	-	(746,747)
Net Income	878,489	354,442	128,747	(104,944)	-	1,256,734
Total Assets (**)	14,739,978	15,303,864	652,948	378,897	-	31,075,687
Capital Expenditures and other intangible assets	1,402,994	1,042,416	21,735	508		2,467,653
Depreciation and Amortization	(544,192)	(575,967)	(6,870)	(74)	-	(1,127,103)

2011 (¹)
Net revenue	11,048,924	706,133	1,007,780	1,191	-	12,764,028
(-) Intersegment revenues	16,831	914,542	698,128	-	(1,629,501)	-
Income from electric energy service	1,922,194	894,329	263,977	(29,953)	-	3,050,547
Financial income	492,584	137,541	75,902	55,373	-	761,400
Financial expense	(669,818)	(554,435)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,744,960	477,436	235,521	(32,747)	-	2,425,170
Income tax and social contribution	(592,528)	(110,584)	(75,688)	(22,096)	-	(800,896)
Net Income	1,152,432	366,851	159,833	(54,843)	-	1,624,273
Total Assets (**)	12,850,341	13,181,524	515,426	865,766	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	822,553	16,927	189	-	1,904,773
Depreciation and Amortization	(498,225)	(297,060)	(5,742)	(177)	-	(801,203)

2010 (¹)
Net revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	398,656	53,725	22,389	90,981	-	565,751
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,856,385	345,914	302,024	(36,315)	-	2,468,008
Income tax and social contribution	(632,961)	(88,731)	(95,840)	(35,899)	-	(853,431)
Net Income	1,223,424	257,183	206,184	(72,214)	-	1,614,577
Total Assets (**)	11,689,503	7,568,600	349,047	449,647	-	20,056,797
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	(352,806)	(188,981)	(4,553)	(145,453)	-	(691,793)

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties.
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(¹) Includes the effects described in note 2.8.

(30)  RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   VBC Energia S.A., ESC Energia S.A. and Camargo Correa S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminium and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

•   Previ - Caixa de Previdência dos Funcionários do Banco do Brasil

The direct and indirect participations in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)             Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also has an Exclusive Investment Fund, managed, by BB DTVM, among others.

b)            Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)             Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract. JBS S.A. transactions refer to ICMS credit acquisition.

d)             Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy

e)             Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions considered by the Company as being similar market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management.

f)               Energy purchased in the free market –  refers basically to energy purchased by the commercialization and generation subsidiaries through short or long-term agreements in accordance with policies established in advance by Company Management.

g)              Other revenue –  refers basically to revenue from rental of use of the distribution system for telephone services.

h)           Purchase and sale of energy in the regulated market – The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy, and our power generation companies sell energy from related parties, mainly involving long-term agreements, in accordance with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in 2012, in accordance with CVM Decision nº 560/2008 and IAS 34, was R$ 41,484. This amount comprises R$ 34,033 in respect of short-term benefits, R$ 1,109 for post-employment benefits and R$ 6,342 for other long-term benefits,  and refers to the amount recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	Assets		Liabilities		Revenue			Expense
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	2012	2011	2010	2012	2011	2010

Bank deposits and short-term investments
Banco do Brasil S.A.	125,475	91,025	-	-	7,687	5,385	13,147	1	6	494

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,775,218	1,644,812	-	-	3,612	155,016	181,110	110,671

Other financial transactions
Banco do Brasil S.A.	-	-	1,224	3,184	1,633	1,819	1,458	5,483	4,867	4,005
JBS S.A.	-	-	-	-	4,010	-	-	-	-	-

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	1,263	-	-	-	7,561	-	7,737	-	-	-
Energia Sustentável do Brasil S.A.	-	-	-	-	627	-	-	-	-	-
Fras-le S.A.	-	104	-	-	-	367	-	-	-	-
InterCement Brasil S.A.	-	931	-	-	-	6,339	-	-	-	-
NC Energia S.A.	-	1,784	-	-	19,813	19,091	18,745	-	-	-
Petrobrás	-	-	-	-	910	4,371	-	-	-	-
Tavex Brasil S.A.	-	-	-	-	18,448	22,458	19,983	-	-	-
Vale Energia S.A	6,594	7	-	-	77,041	30,548	-	-	-	-

Energy purchases in the free market
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	-	8	8	-
Vale Energia S.A.	-	-	-	-	-	-	-	387	523	20,277
Petrobrás	-	-	-	-	-	-	-	36,440	7,967	-
Vale S.A.	-	-	-	-	2,877	30,304	-	21,024	1,406	-
InterCement Brasil S.A.	-	-	-	-	-	-	-	-	319	-
Concessionárias de Rodovias do Oeste de São Paulo	266	-	-	-	-	-	-	-	9	-

Intangible assets, Property, plant and equipment, Materials and Service
BNY Mellon Serviços Financeiros Distribuidora de T	-	-	-	-	-	-	-	-	3	-
Banco do Brasil S.A.	-	-	-	-	-	-	-	-	144	220
Boa Vista Empreendimento Imobiliário SPE Ltda	-	-	-	-	35	-	-	-	-	-
Brasil Telecom S.A.	-	-	127	15	-	-	-	737	944	834
Camargo Corrêa Cimentos S.A.	-	16,809	-	-	-	350	-	-	-	-
Centrais Elétricas de Santa Catarina S.A - Celesc	-	519	-	1	-	-	-	-	28	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	-	12	-	-
Concessionárias de Rodovias do Oeste de São Paulo	260	-	1	-	262	-	-	1	9	-
Construções e Comércio Camargo Corrêa S.A.	-	69,902	-	12	-	-	-	970	-	-
Embraer S.A.	2,326	-	-	-	-	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. – FCA	112	-	-	-	112	-	-	100	5	-
HM 16 Empreendimento Imobiliário SPE Ltda	-	-	-	-	12	-	-	-	-	-
Industrias Romi S.A	-	-	-	1,276	69	19	-	-	-	-
Intercement Brasil S.A	-	758	-	-	1,545	3,162	-	-	-	-
JBS S.A.	-	-	-	-	43	-	-	-	-	-
Lagum Logística S.A.	-	-	-	-	139	-	-	-	-	-
Lupatech S.A	-	-	-	-	-	-	-	1	9	-
Mineração Naque S.A.	21	-	-	-	160	-	-	-	-	-
MRS Lojística S.A.	-	-	-	82	-	-	-	-	-	-
Oi S.A.	-	-	1	-	-	-	-	10	-	-
Petrobrás	9	33	-	-	30	311	-	-	-	-
Raposo Tavares	-	-	-	-	21	-	-	-	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	27	-	-	-	60	-	-	-	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	-	3	-	-
Rodovias Integradas do Oeste - SP Vias	-	-	26	-	-	-	-	24	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda	-	-	-	-	578	-	-	122	-	-
Sumaré Matão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	45	-	-	-	-	-
Telemar Norte Leste S.A	-	5	4	-	23	18	-	69	19	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	-	-	-	628	-
Totvs S.A.	9	-	86	128	30	-	-	1,677	719	-
Vale Fertilizantes S.A.	9	-	-	-	30	19	-	-	-	-

Other revenue
Brasil Telecom S.A.	2,009	1,886	-	-	12,051	11,316	10,684	-	-	-

(*) Cost value, both for loans and for derivatives

(31)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

Description	Type of cover	2012 (*)	2011 (*)
Non current assets	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	5,911,631	5,990,210
Transport	National Transport	180,766	260,617
Stored Materials	Fire, Lightning, Explosion and Robbery	50,935	50,922
Automobiles	Comprehensive Cover	6,604	4,394
Civil Liability	Electric Energy Distributors	138,555	300,163
Personnel	Group Life and Personal Accidents	172,736	155,265
Other	Operational risks and other	348,143	188,866
Total		6,809,371	6,950,436
(*) Unaudited Information.

(32)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Company’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted. The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 33. The Company’s subsidiaries’s operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries to incurr in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 33.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan - PEN 2012, drawn up by the National Electrical System Operator, the risks of any energy shortfall is low for 2013, and another energy rationing program is unlikely. These risks could be mitigated by early generation of thermal energy, using the Short-Term Operating Procedures (Procedimentos Operativos de Curto Prazo – POCP), or by an advance order authorized by the Electrical Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), thereby diminishing depletion of the reservoirs.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(33)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

				December 31, 2012		December 31, 2011
	Category	Measurement	Level(*)	Accounting balance	Fair value	Accounting balance	Fair value
Assets
Cash and cash equivalent (note 5)	(a)	(2)	Level 1	1,157,375	1,157,375	2,699,837	2,699,837
Cash and cash equivalent (note 5)	(a)	(2)	Level 2	1,320,519	1,320,519	-	-
Consumers, Concessionaires and Licensees (note 6)	(b)	(1)	n/a	2,430,618	2,430,618	2,056,580	2,056,580
Leases	(b)	(1)	n/a	41,443	41,443	29,102	29,102
Financial investments	(c)	(1)	n/a	3,939	3,939	120,578	120,578
Financial investments	(a)	(2)	Level 1	2,161	2,161	36,908	36,908
Derivatives (note 33)	(a)	(2)	Level 2	487,308	487,308	219,375	219,375
Financial asset of concession (note 10)	(d)	(2)	Level 3	2,342,796	2,342,796	1,376,664	1,376,664
Other finance assets (**)	(b)	(1)	n/a	427,620	427,620	221,677	221,677
				8,213,779	8,213,779	6,760,719	6,760,719
Liabilities
Suppliers (note 14)	(e)	(1)	n/a	1,695,469	1,695,469	1,240,143	1,240,143
Loans and financing - (note 15)	(e)	(1)	n/a	8,410,657	8,256,545	6,740,144	6,554,672
Loans and financing - (note 15) (****)	(a)	(2)	Level 2	2,388,245	2,388,245	1,704,254	1,704,254
Debentures - principal and interest (note 16)	(e)	(1)	n/a	6,327,216	6,532,832	5,163,388	5,350,263
Regulatory charges (note 18)	(e)	(1)	n/a	114,488	114,488	145,146	145,146
Derivatives (note 33)	(a)	(2)	Level 2	445	445	24	24
Public utility (note 21)	(e)	(1)	n/a	491,579	491,579	469,664	469,664
Other finance liabilities (***)	(e)	(1)	n/a	173,385	173,385	333,928	333,928
				19,601,484	19,652,987	15,796,693	15,798,096
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 11

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 23.

(****) As a result of the initial designation of this financial liability, the financial statements showed a loss of R$88,206 (R$14,350 in 2011)

Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Loans and receivables		(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

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

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in net income are disclosed in note 10. There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (note 15) have their terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2012, the Company and its subsidiaries had the following swap operations:

	Market values (accounting balance)
Company / strategy / counterparts	Asset	Liabilities	Fair value, net	Values at cost, net	Gain (Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value

Exchange rate hedge:

CPFL Paulista
BNP Paribas	55,530	-	55,530	49,156	6,374	dollar	June 2014	160,000	Over the counter
J.P.Morgan	25,983	-	25,983	22,834	3,149	dollar	July 2014	78,250	Over the counter
J.P.Morgan	27,453	-	27,453	24,552	2,901	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	19,953	-	19,953	15,852	4,101	dollar	Sep 2016	85,475	Over the counter
Bank of America	75,743	-	75,743	67,918	7,824	dollar	July 2014	235,050	Over the counter
Bank of America	61,153	-	61,153	46,303	14,849	dollar	July 2016	156,700	Over the counter
Societe Generale	13,755	-	13,755	10,762	2,993	dollar	Aug 2016	33,173	Over the counter
Citibank	19,843	-	19,843	15,613	4,230	dollar	Sep 2016	85,750	Over the counter
HSBC	9,117	-	9,117	7,657	1,460	dollar	Sep 2014	41,050	Over the counter
Scotia Bank	1,130		1,130	(739)	1,869	dollar	July 2016	49,000	Over the counter
Subtotal	309,659	-	309,659	259,909	49,750

CPFL Piratininga
BNP Paribas	16,539	-	16,539	14,761	1,778	dollar	July 2014	45,990	Over the counter
J.P.Morgan	54,783	-	54,783	49,079	5,704	dollar	Aug 2014	153,400	Over the counter
Bank of America	26,254	-	26,254	21,137	5,117	dollar	Aug 2016	80,250	Over the counter
Societe Generale	18,049	-	18,049	14,122	3,927	dollar	Aug 2016	43,527	Over the counter
Citibank	3,970	-	3,970	3,358	612	dollar	Aug 2016	12,840	Over the counter
Scotia Bank	1,476		1,476	(965)	2,441	dollar	July 2016	64,000	Over the counter
Subtotal	121,071	-	121,071	101,492	19,579

CPFL Sul Paulista
Citibank	1,836	-	1,836	1,655	180	dollar	Sep 2014	8,000	Over the counter
J.P.Morgan	(176)	-	(176)	(414)	238	dollar	July 2015	10,500	Over the counter
Scotia Bank	35	-	35	(199)	235	dollar	July 2015	10,500	Over the counter
Subtotal	1,695	-	1,695	1,042	653

CPFL Santa Cruz
J.P.Morgan	-	(336)	(336)	(789)	453	dollar	Jan 2013	20,000	Over the counter

CPFL Leste Paulista
Citibank	1,812	-	1,812	1,655	157	dollar	Sep 2014	8,000	Over the counter
Scotia Bank	23		23	(474)	498	dollar	July 2015	25,000	Over the counter
Subtotal	1,836	-	1,836	1,181	654

CPFL Mococa
Citibank	1,606	-	1,606	1,448	158	dollar	Sep 2014	7,000	Over the counter
Scotia Bank	37		37	(209)	246	dollar	July 2015	11,000	Over the counter
Subtotal	1,643	-	1,643	1,240	403

CPFL Jaguari
Citibank	2,006	-	2,006	1,830	176	dollar	Aug 2014	7,000	Over the counter
Scotia Bank	44		44	(247)	290	dollar	July 2015	13,000	Over the counter
Subtotal	2,050	-	2,050	1,584	466

CPFL Geração
Citibank	31,695	-	31,695	26,586	5,109	dollar	Aug 2016	100,000	Over the counter

RGE
J.P.Morgan	2,085	-	2,085	(546)	2,631	dollar	July 2012 to July 2016	94,410	Over the counter
Citibank	15,388		15,388	13,334	2,054	dollar	Apr 2012 to Apr 2016	128,590	Over the counter
Subtotal	17,473	-	17,473	12,788	4,685

Subtotal	487,121	(336)	486,785	405,032	81,753

Derivatives for protection of debts not designated at fair value

Exchange rate hedge:

CPFL Paulista
Bank of America Merrill Lynch	(3)		(3)	(11)	8	dollar	April 2013	1,816	Over the counter
Bank of America Merrill Lynch	1		1	(6)	7	dollar	Oct 2013	1,002	Over the counter
Bank of America Merrill Lynch	24		24	(57)	81	dollar	Oct 2014	9,867	Over the counter
Subtotal	22	-	22	(73)	95

CPFL Geração
Votorantim	(776)	(109)	(885)	(946)	61	dollar	Jan 2013 to Dec 2014	57,678	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	611	-	611	142	469	CDI + spread	Sep 2014	300,000	Over the counter

RGE
Santander	244	-	244	19	225	CDI + spread	Dec 2011 to Dec 2013	93,333	Over the counter
Citibank	83	-	83	7	76	CDI + spread	Dec 2011 to Dec 2013	33,333	Over the counter
Subtotal	327	-	327	26	301

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	2	-	2	2	-	TJLP	Jan 2013	1,139	Over the counter
Santander	2	-	2	2	-	TJLP	Jan 2013	1,140	Over the counter
Subtotal	4	-	4	4	-

Subtotal	188	(109)	79	(847)	926

Total	487,308	(445)	486,864	404,185	82,679

Current	870	(109)
Non-current	486,438	(336)
Total	487,308	(445)

For further details of terms and information about debts and debentures, see Notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(²) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments, resulting in a loss of R$ 13,682 at December 31, 2012 (note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the years 2012, 2011 and 2010, the derivatives resulted in the following impacts on the result:

			Gain (Loss)
Company	Hedged risk / transaction	Account	2012	2011	2010
CPFL Energia	Interest rate variation	Swap of interest rate	356	161	(14)
CPFL Energia	Mark to market	Adjustment to fair value	451	(608)	20
CPFL Paulista	Exchange variation	Swap of currency	60,219	169,033	(3,269)
CPFL Paulista	Mark to market	Adjustment to fair value	50,866	8,611	392
CPFL Piratininga	Interest rate variation	Swap of interest rate	207	6	3
CPFL Piratininga	Exchange variation	Swap of currency	20,949	59,514	-
CPFL Piratininga	Mark to market	Adjustment to fair value	19,711	118	(254)
RGE	Interest rate variation	Swap of interest rate	498	217	553
RGE	Exchange variation	Swap of currency	9,130	-	-
RGE	Mark to market	Adjustment to fair value	4,596	168	(71)
CPFL Geração	Interest rate variation	Swap of interest rate	167	(468)	567
CPFL Geração	Exchange variation	Swap of currency	8,261	13,630	(16,094)
CPFL Geração	Mark to market	Adjustment to fair value	5,676	2,495	1,710
CPFL Santa Cruz	Exchange variation	Swap of currency	(789)	-	-
CPFL Santa Cruz	Mark to market	Adjustment to fair value	453	-	-
CPFL Leste Paulista	Exchange variation	Swap of currency	(87)	749	-
CPFL Leste Paulista	Mark to market	Adjustment to fair value	653	(23)	-
CPFL Sul Paulista	Exchange variation	Swap of currency	(226)	749	-
CPFL Sul Paulista	Mark to market	Adjustment to fair value	676	(23)	-
CPFL Jaguari	Exchange variation	Swap of currency	138	985	-
CPFL Jaguari	Mark to market	Adjustment to fair value	454	(6)	-
CPFL Mococa	Exchange variation	Swap of currency	130	656	-
CPFL Mococa	Mark to market	Adjustment to fair value	403	(21)	-
			182,892	255,942	(16,457)

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08 and IFRS 7, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at December 31, 2012 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

Instruments	Exposure	Risk	Exchange depreciation of 4.9% (*)	Exchange depreciation of 25% (**)	Exchange depreciation of 50% (**)
Financial asset instruments	34,287	dollar appreciation	1,675	8,572	17,144
Financial liability instruments	(2,526,520)	dollar appreciation	(123,390)	(631,630)	(1,263,260)
Derivatives - Plain Vanilla Swap	2,463,835	dollar appreciation	120,328	615,959	1,231,918
Total	(28,397)		(1,387)	(7,099)	(14,199)
(*) In accordance with exchange graphs contained in information provided by the BM&FBOVESPA.
(**) In compliance with CVM Instruction 475/08 and IFRS 7, the percentage of exchange depreciation are related to exchange rate as of December 31, 2012.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2012 is maintained, and (ii) the respective accumulated annual indexes for 2012 remain stable (CDI 8.38% p.a; IGP-M 7.82% p.a.; TJLP  5.75% p.a.), the effects on the Company’s 2013 financial statements would be a net financial expense of R$ 948,753. In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

Instruments	Exposure	Risk	Scenario I (*)	Raising index by 25% (**)	Raising index by 50% (**)
Financial asset instruments	2,851,070	CDI appreciation	(37,064)	59,730	119,460
Financial liability instruments	(8,526,240)	CDI appreciation	110,841	(178,625)	(357,249)
Derivatives - Plain Vanilla Swap	(1,979,260)	CDI appreciation	25,730	(41,466)	(82,931)
	(7,654,431)		99,508	(160,360)	(320,721)

Financial asset instruments	6,100	IGP-M appreciation	(146)	119	238
Financial liability instruments	(548,830)	IGP-M appreciation	13,117	(10,730)	(21,459)
	(542,730)		12,971	(10,610)	(21,221)

Financial liability instruments	(4,609,135)	TJLP appreciation	34,569	(66,256)	(132,513)
Derivatives - Plain Vanilla Swap	2,290	TJLP appreciation	(17)	33	66
	(4,606,845)		34,551	(66,223)	(132,447)

Total increase	(12,804,005)		147,030	(237,194)	(474,388)
(*) The CDI, IGP-M and TJLP indexes considered of 7.08%, 5.43% and &5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08 and IFRS 7, the percentage of raising index are related to information as of December 31, 2012.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the non-derivative financial liabilities as at December 31, 2012, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

December 31, 2012	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Suppliers (note 14)		1,176,748	498,406	15,847	4,467	-	1,695,469
Loans and financing - Principal and interest (note 15)	7.97%	523,120	273,842	964,913	7,304,124	6,263,827	15,329,827
Debentures - Principal and interest (note 16)	8.10%	61,108	10,707	365,544	4,285,455	4,642,926	9,365,739
Regulatory Charges (note 18)		110,539	3,949	-	-	-	114,488
Public Utilities (note 21)	14.21%	630	764	31,117	73,413	3,353,996	3,459,920
Other (note 22)		27,533	112,810	15,292	-	17,750	173,386
Consumers, Concessionaires and Licensees		20,576	33,244	6,423	-	-	60,243
National Scientific and Technological decelopment Fund - FNDCT		4,715	387	-	-	-	5,102
Energy Research Company - EPE		2,242	308	-	-	-	2,550
Collection Agreements		-	76,371	-	-	-	76,371
Reversal Fund		-	-	-	-	17,750	17,750
Business acquisition		-	2,500	8,869	-	-	11,369
Total		1,899,679	900,477	1,392,714	11,667,459	14,278,499	30,138,828

(34)  COMMITTMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as follows:

Commitments as of December 31, 2012:	Duration	2013	2014	2015	2016	Thereafter	Total
Energy purchase contracts (except Itaipu)	Until 36 years	6,025,901	5,747,821	5,817,806	6,188,190	70,143,401	93,923,119
Itaipu	Until 30 years	1,099,773	1,112,594	1,116,810	1,143,117	12,595,799	17,068,094
Power plant construction projects (a)	Until 20 years	886,146	510,106	74,265	34,305	557,530	2,062,352
Total		8,011,819	7,370,521	7,008,881	7,365,612	83,296,731	113,053,565

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share on construction, concession acquisition and bank guarantees relating to the jointly-controlled under development companies.

(35)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	December 31, 2012	December 31, 2011	December 31, 2010
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	65,534	67,244	54,408

Deferred Costs Variations
Parcel "A"	-	-	333
CVA (**)	897,364	404,148	333,621
	897,364	404,148	333,954
Prepaid Expenses
Overcontracting	74,885	27,364	23,860
Low income consumers' subsidy - losses	2,064	17,922	34,994
Neutrality of the sector charges	2,850	224	-
Tariff adjustment	2,696	467	-
Other financial components	92,582	53,180	67,515
	175,078	99,157	126,369
Liabilities
Deferred Gains Variations
Parcel "A"	(1,443)	(1,337)	(11,472)
CVA (**)	(373,784)	(488,500)	(364,365)
	(375,227)	(489,838)	(375,837)
Other Accounts Payable
Tariff review	(242,987)	-	-
Discounts TUSD (*) and Irrigation	(363)	(127)	(1,923)
Overcontracting	(28,919)	(48,367)	(61,391)
Low income consumers' subsidy - gains	(22,813)	(17,010)	(6,280)
Neutrality of the sector charges	(66,985)	(97,138)	(63,905)
Tariff review - provisional procedure	-	(32,181)	-
Other financial components	(4,254)	(5,739)	(29,666)
	(366,321)	(200,562)	(163,165)

Total net	396,428	(119,851)	(24,272)
(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

The main features of these regulatory assets and regulatory liabilities are:

a) TUSD Discounts and Irrigation:

The distribution subsidiaries record regulatory assets and liabilities (for regulatory financial statement purpose only) in relation to the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

b) CVA:

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are monetary adjustment  at the SELIC rate.

c) Overcontracting:

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 3% of the energy load requirement.

d) Subsidy - Low Income:

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social Programs (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

e) Neutrality of the Sector Charges:

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

f) Tariff review / Provisional Procedure:

The 2011 tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011. Although it had not been finalized, ANEEL established in Order nº 4.991, of December 29, 2011, that for regulatory purposes, the regulatory assets and liabilities should be calculated on a best estimate basis. On October 16, 2012, ANEEL’s Collegiate Board approved the subsidiary’s annual Tariff Adjustment - RTA for 2012, taking into account the impact of 1/3 of the financial component of the 2011 periodic tariff review - RTP. In Order nº 155, of January 23, 2013, ANEEL reviewed the accounting classification of the Provisional Procedure and created the replacement reimbursement account in the periodical tariff review.

The 2012 tariff review for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa was scheduled for February 7, 2012. Although it had not been finalized, ANEEL established in Order nº 4.991, of December 29, 2011, that for regulatory purposes, the regulatory assets and liabilities should be calculated on a best estimate basis.

g) Other Financial Components:

Mainly refers to CCEAR exposure (Agreement for commercialization of electric energy in the regulated environment), financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment (distribution system usage tariff billed to the generators).

Financial components were also granted in the tariff review of the distributors, to adjust previous tariff reviews or adjustments.

(36)  NON CASH TRANSACTION

	December 31, 2012	December 31, 2011	December 31, 2010
Transactions resulting from business combinations
Loans, financing and debentures	(556,706)	(781,892)	-
Property, plant and eqiupment acquired through business combination	695,093	953,171	-
Intangible asset acquired in business combination, net of tax effects	514,644	738,554	-
Other net assets acquired through business combination	82,841	84,377	-
	735,872	994,210	-
Cash acquired in the business combination	(28,278)	(6,826)	-
Acquisition price payable	(1,408)	(173,054)	-
Acquisition price paid	706,186	814,330	-

Other transactions
Provision for socio-environmental costs capitalized in property, plant and equipment	33,528	-	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	(66,773)	-	-
Transfer from fixed assets to leasing	1,791	-	-
Interest capitalized in property, plant and equipment	32,527	6,861	84,839
Interest capitalized in intangible concessoin asset - distribution infrastructure	15,645	32,281	48,099

(37)  RELEVANT FACT AND SUBSEQUENT EVENT

37.1 – Stock Purchase Option – Company’s controlling shareholders:

In a Relevant Fact dated January 24, 2013, the Company was informed by its shareholders Bonaire and Energia SP FIA of exercise of the option to purchase all the additional shares, corresponding to 4% of the shares tied to the CPFL Energia Shareholders’ Agreement held by VBC Energia S.A. and/or its successors, and by 521 Participações S.A, succeeded by BB Carteira Livre I (“BB CL I”), in accordance with Purchase Option Instrument signed on July 17, 2002 by VBC, 521 and Bonaire.

The Company’s shareholders VBC and their successors Camargo Corrêa S/A (“CCSA”) and ESC Energia S/A (“ESC”), and Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), successor and sole quotaholder of BB CL I, informed the Company of their acceptance of exercise of the Purchase Option, indicating clearly and unequivocally their wish to dispose of the shares tied to the Shareholders’ Agreement.

In a Relevant Fact dated March 28, 2013, the Company informed that this transaction was concluded, thereby CCSA disposed of 11,804,530 shares tied to Energia SP FIA and PREVI disposed of 9,897,860 shares tied to Energia SP FIA. Furthermore, on March 25, 2013, the VBC transferred 9.897.860 shares tied to ESC as payment of the capital increase. VBC and ESC are companies belonging to the Camargo Corrêa Group and ESC is a wholly-owned subsidiary of VBC.

After completion of the transaction, ownership of the tied shares to the CPFL Energia Shareholders’ Agreement, were as follows:

	Number of shares
	Prior to disposal	After disposal
VBC Energia S.A.	9,897,860	0
ESC Energia S.A.	224,188,344	234,086,204
Camargo Correa S.A.	11,804,530	0
BB Carteira Livre I FIA	196,276,558	196,276,558
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	0
Energia São Paulo FIP	90,484,600	112,186,990
Bonaire Participações S.A.	10,000	10,000
Total	542,559,752	542,559,752

37.2 Issuance of debentures:

The issue of a single series of unsecured, registered book-entry debentures, not convertible into shares and guaranteed by the Company was approved by Board of Directors meetings of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE on January 31, 2013. The debentures have a term of 8 years from the issue date and mature in February 2021.

	Number	Unit per value	Total amount raised R$ thousand	Annual remuneration
CPFL Paulista	50,500	10,000	505,000	CDI + 0,83%
CPFL Piratininga	23,500	10,000	235,000	CDI + 0,83%
RGE	17,000	10,000	170,000	CDI + 0,83%

The funds raised will be used to extend the indebtedness and reinforce the working capital of the subsidiaries. The funds were released on February 22, 2013 for the subsidiaries CPFL Paulista and CPFL Piratininga and on February 27, 2013 for the subsidiary RGE.

37.3 – Provisional Measure (“MP”) nº 579/2012, (converted into Law 12,783 in January 2013)  – Extension of the concessions and other topics of interest:

On September 11, 2012, the Federal Government published MP nº 579, which address the extension of electric energy generation, transmission and distribution concessions. These agreements are affected by articles 19, 17 and 22 of Law nº 9,074/1995 concerning the reduction of sector charges, sliding-scale tariffs and other measures.

According to MP n° 579, electric energy generation and distribution concession contracts covered by the MP may be extended, at the discretion of the granting authority, once only, for a term of up to thirty years in order to ensure the continuity efficiency of the service provided, affordable tariffs and fulfillment of economic and operational rationality criteria. The amendments involving generators whose contracts have been extended were signed by the end of 2012. The granting authority has not yet started the extension process for the distributors, including definition of the conditions.

In the case of generation, extension depended on express acceptance of the following main conditions: (i) remuneration by means of a tariff calculated by ANEEL for each hydroelectric power plant, (ii) allocation of quotas of physical guarantee of electric energy and of power from the hydroelectric power plant to the public utility concessionaires of electric energy distribution on the National Integrated Grid – SIN, to be defined by ANEEL, in accordance with a regulation by the granting authority; and (iii) acceptance of the service quality standards set by ANEEL. The replacement value methodology (BRR methodology) was used to calculate the amount of compensation, corresponding to the portions of the investments linked to reversible assets not yet amortized nor depreciated, as calculated by the Empresa de Planejamento Energético (“EPE”).

The electric energy generation, transmission and distribution concessions that are not extended, as per the terms of this MP, will be offered to third parties, either by auction or tender, for terms of up to thirty years.

Of the companies controlled by CPFL Energia, the only ones directly impacted by this MP are the distributors CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz, whose concession agreements expire in July, 2015. These subsidiaries filed for extension of the concessions on June 28, 2012 which were ratified on October 10, 2012, as a result of the changes introduced by MP nº 579. Although it is not possible at this time to determine precisely what impacts this MP will have on these distributors, since the terms of extension will only be known when the Granting Authority releases the draft of the Addendum to the Concession Agreement, Management of the Company and its subsidiaries, in their best judgment, are of the opinion that the effects, if any, will not be significant.

In the case of the distributor CPFL Leste Paulista, which has a generation concession which had not yet undergone a deverticalization process, ANEEL informed that the Company will receive the amount of R$ 34,444 as compensation for the basic project for the Rio do Peixe II Plant, as per the official letter nº 186 of December 3, 2012.

The other distributors controlled by CPFL Energia have not been directly affected by this MP, as their concessions expire in 2027 and 2028. In order to pass the effects of the MP to the final consumers, ANEEL stipulated an extraordinary reviews (“RTE”) for 2013 for all the electric energy distributors, applied to consumption as from January 24, 2013. This extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and decrease in the transmission costs are also computed. Note that this RTE has no impact on profit or loss. The average effects for the distributors’ consumers were:

Energy distribution	Resolution no	Consumer's perception (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%
(*) Information not examined by the independent auditors.

With regard to the energy generation segments (conventional and renewable), the Company believes that the MP will not directly affect their business, since their concessions and exploration authorizations granted by ANEEL will only expire as from 2027 and also, their energy sales contacts were contracted by means of Proinfa, Energy Reserve and CCEAR bilateral agreements, the majority of which have 15, 20 and 30 year terms.

37.4 – Memorandum of Understanding – Rede Group:

As per Relevant Fact of December 19, 2012, the Company, Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”) signed a binding “Investment, Purchase and Sale Agreement and Other Covenants” commitment, with the following objective: (i) transfer from the Controlling Shareholder of its controlling stake in Rede Energia S.A. ("Rede") and its controlled subsidiaries ("Acquisition") to Equatorial; and (ii) investment by Equatorial and CPFL Energia of the outlay required for the operational and financial recovery of the companies in the Rede Group, including the electric energy distribution concessionaires controlled by Rede, which are under intervention by ANEEL (“Investment”). The Acquisition will be made for R$ 1.00 (one real) and the Investment will be made through an undefined structure. The final definition depends on the evolution of the preceding conditions, the main effects of which are described below.

The Acquisition and the Investment are interlinked transactions, and the main preceding conditions are as follows: (i) prior approval of ANEEL with the consequent release of the interventions in connection with the concessionaires held by Rede; (ii) approval by the Conselho Administrativo de Defesa Econômica – CADE; (iii) approval by creditors of Rede and other companies in the Rede group in the process of court reorganization under the court reorganization plan (iv) obtaining the necessary approval on the part of certain creditors and minority shareholders of the companies involved, in accordance with the pertinent law, contracts and shareholders agreements; and (v) obtaining the pertinent corporate approvals.

The Company will keep the market informed in respect of the Investment and definition of the structure.

37.5 – Energy Development Account - CDE (“CDE”)

Decree 7.945, concerning the pass-through of amounts from the Energy Development Account, or CDE, was published on March 21, 2013. Under this regulation, the CDE is responsible for passing on costs relating to the following items to electricity distributors: (i) hydrological risk; (ii) involuntary exposure in the short term market; (iii) energy security to the extent that thermal power plants are brought into service; and (iv) CVA  for System Service Charge and CVA for purchased energy, as the latter is defined in the ordinary tariff process. The Administration is analyzing the impact of this regulation on the Group's electricity distributors.

(38)  CONDENSED UNCONSOLIDATED FINANCIAL STATEMENT

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F.

The condensed unconsolidated financial information of CPFL Energia, as of December 31, 2012 and 2011 and for the years ended on December 31, 2012, 2011 and 2010 presented herein were prepared considering the same accounting policies as described in Note 3 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidated condensed financial statements were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the IASB, applicable to Separate Financial Statements.

UNCONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

ASSETS	December 31, 2012	December 31, 2011
Cash and cash equivalents	141,835	549,189
Dividends and Interest on Equity	401,473	125,913
Other credits	31,603	89,286
Total current assets	574,911	764,388
Deferred Taxes Credits	177,411	193,874
Investment	6,504,548	6,614,915
Other credits	26,831	34,616
Total non current assets	6,708,790	6,843,405
Total assets	7,283,701	7,607,793

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012	December 31, 2011
Accrued interest on debentures	7,082	16,403
Debentures	150,000	150,000
Dividends and Interest on Equity	16,856	15,575
Other accounts payable	21,221	18,279
Total current liabilities	195,159	200,258
Debentures	150,000	300,000
Reserve for tax, civil and labor risks	12,524	11,713
Other accounts payable	29,358	28,665
Total non current liabilities	191,882	340,378
Shareholders' equity	6,896,660	7,067,158
Total liabilities and shareholders' equity	7,283,701	7,607,793

UNCONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
NET OPERATING REVENUE	1,452	1,191	1,795
General and administrative expenses and other	(29,585)	(175,980)	(179,978)
Income from electric energy service	(28,134)	(174,789)	(178,183)
Interest in subsidiaries	1,331,086	1,768,568	1,812,140
Financial income/(expense)	(22,084)	585	(3,287)
Income before taxes	1,280,869	1,594,364	1,630,670
Social contribution and Income tax	(54,945)	(22,072)	(35,519)
Net Income	1,225,924	1,572,292	1,595,151
Comprehensive income for the year	1,225,924	1,572,292	1,595,151

UNCONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

OPERATING CASH FLOW	2012	2011	2010
Income before taxes	1,280,869	1,594,364	1,630,670
Adjustment to reconcile income to cash provided by operating activities
Interest in subsidiaries	(1,331,086)	(1,768,568)	(1,812,140)
Depreciation and amortization	65	145,359	145,452
Other	30,035	36,496	21,532
Changes in operating assets and liabilities
Dividends and Interest on Equity received	1,199,996	1,692,403	1,317,799
Recoverable taxes	47,539	28,249	38,945
Other operating assets and liabilities	8,820	937	2,641
Cash Flows provided by operations	1,236,238	1,729,240	1,344,899
Payments of interest on debts	(45,080)	(51,984)	(44,895)
Payment of taxes and social contributions	(39,976)	(39,730)	(38,003)
Net cash from operating activities	1,151,182	1,637,526	1,262,001
Investing activities
Capital increase in subsidiaries	(66,701)	(11,752)	-
Financial investments, pledges, funds and tied deposits	49,263	46,202	43,627
Other	2,236	(4,056)	9,951
Net cash from used in investing activities	(15,202)	30,394	53,578
Financing activities
Payments of loans, financing and debentures, net of derivatives	(149,827)	(121)	(198)
Payments of dividend and interest on shareholders’ equity	(1,393,507)	(1,229,568)	(1,423,550)
Net cash from provide by (used in) financing activities	(1,543,334)	(1,229,689)	(1,423,748)
(Decrease)/increase in cash and cash equivalents	(407,354)	438,231	(108,168)
Opening balance of cash and cash equivalents	549,189	110,958	219,126
Closing balance of cash and cash equivalents	141,835	549,189	110,958

Following is information relating to CPFL Energia's unconsolidated condensed financial statements presented above:

a.     Cash and cash equivalents:

	December 31, 2012	December 31, 2011
Bank balances	741	723
Investment funds	141,095	548,466
Total	141,836	549,189

Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of  CDI.

b.    Dividends and interest on equity:

	Dividends		Interest on Shareholders´ Equity		Total
Subsidiaries	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
CPFL Paulista	254,294	-	12,683	-	266,978	-
CPFL Piratininga	88,211	-	5,879	-	94,090	-
CPFL Santa Cruz	14,481	-	2,043	-	16,524	-
CPFL Sul Paulista	5,153	6,996	1,130	1,130	6,282	8,126
CPFL Jaguari	-	6,891	-	790	-	7,682
RGE	-	76,413	-	30,044	-	106,457
CPFL Planalto	5,101	-	-	-	5,101	-
CPFL Serviços	7,139	3,648	646	-	7,785	3,648
CPFL Atende	1,102	-	357	-	1,459	-
Nect Serviços	3,253	-	-	-	3,253	-
	378,735	93,949	22,738	31,964	401,473	125,913

c.     Other credits:

The mainly account to receive that the Company has in non-current is due to loans and financing guarantee’s subsidiaries.

d.    Investment:

The financial information of subsidiaries and jointly-controlled entities and of the associates is accounted for using the equity method which differ from of the Separate Financial Statements, under IFRS which will be measured at cost or fair value.

		Investment Shareholders Equity Interest		Equity in Subsidiaries
Subsidiaries	Number of shares (thousand)	December 31, 2012	December 31, 2011	2012	2011
CPFL Paulista	177,909	780,910	897,984	460,114	629,214
CPFL Piratininga	53,031,259	330,111	388,980	153,843	316,602
CPFL Santa Cruz	371,772	107,664	116,634	24,182	35,343
CPFL Leste Paulista	895,733	67,149	68,587	9,646	16,245
CPFL Sul Paulista	463,482	68,867	64,465	19,622	18,759
CPFL Jaguari	212,126	43,952	43,430	10,694	13,765
CPFL Mococa	121,761	38,345	37,634	7,100	7,683
RGE	807,168	1,326,095	1,267,268	325,002	255,168
CPFL Geração	205,487,716	2,537,323	2,483,750	315,912	293,852
CPFL Jaguari Geração (*)	40,108	48,102	47,909	10,185	10,501
CPFL Brasil	2,999	(81,923)	(112,633)	105,627	147,668
CPFL Planalto (*)	630	587	8,225	5,058	14,137
CPFL Serviços	66,620	73,056	25,330	9,140	6,860
CPFL Atende (*)	1	15,187	14,329	2,775	1,093
Nect (*)	2,059	4,646	3,859	5,750	1,800
CPFL Total (*)	19,005	21,555	-	2,683	-
CPFL Jaguariuna (*)	189,620	2,187	1,977	209	(121)
CPFL Telecom	19,900	2	-	(3)	-
Subtotal - by shareholders' equity of the subsidiary		5,383,816	5,357,729	1,467,538	1,768,568
Goodwill		1,120,732	1,257,186
Amortization of added value on assets		-	-	(136,453)	-
Total		6,504,548	6,614,915	1,331,086	1,768,568
(*) Number of quotes

Dividends received — The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries. The dividends received are comprised as follows:

	2012	2011	2010
CPFL Paulista	305,920	772,436	355,982
CPFL Piratininga	116,634	322,453	382,952
CPFL Santa Cruz	15,936	31,709	26,606
CPFL Leste Paulista	10,738	14,224	20,997
CPFL Sul Paulista	16,681	8,267	21,008
CPFL Jaguari	17,586	5,827	12,564
CPFL Mococa	6,131	6,489	11,422
RGE	362,471	57,689	245,047
CPFL Geração	250,066	205,039	142,286
CPFL Brasil	73,409	247,083	137,926
CPFL Jaguari Geração	9,991	8,926	5,463
CPFL Planalto	7,595	12,261	9,546
CPFL Serviços	3,648	-	-
CPFL Atende	337	-	-
Chumpitaz	1,710	-	-
CPFL Total	1,143	-	-
TOTAL	1,199,996	1,692,403	1,371,799

Restriction of transfer of funds from subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, RGE, CPFL Geração, ENERCAN, CERAN, BAESA and Foz do Chapecó qualify as concessionaires. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law.

As described in note 15, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, ENERCAN, CERAN, BAESA, Foz do Chapecó and Epasa have restrictions relating to the payment of dividends.

e.     Accrued interest on debentures and debentures:

		December 31, 2012				December 31, 2011
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

3rd Issue	Single series	7,082	150,000	150,000	307,082	16,403	150,000	300,000	466,403

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral

3rd Issue	Single series	45,000	CDI + 0.45% (¹)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

(¹) Swap converts the prefixed component of interest on the operation to interest rate variation in reais, corresponding to 104.4% of CDI.

f.     Other accounts payable:

The mainly account to pay that the Company has in non-current is due to loans and financing guarantee’s subsidiaries.