Form 20-F
period 2013-12-31
CPFL Energy INC
filed 2014-04-04
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013
Commission File Number 1‑32297

CPFL ENERGIA S.A.

(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Gomes de Carvalho, 1,510, 14th floor ‑ Suite 142
CEP 04547‑005 Vila Olímpia ‑ São Paulo, São Paulo
Federative Republic of Brazil
+55 11 3841‑8507
(Address of principal executive offices)

Gustavo Estrella
+55 19 3756 8704 – gustavoestrella@cpfl.com.br
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1,755, km 2,5 – Parque São Quirino – Campinas, São Paulo ‑ 13088 140
Federative Republic of Brazil
(Name, telephone, e‑mail and/or facsimile
number and address of company contact person)
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

As of December 31, 2013, there were 962,274,260 common shares, without par value, outstanding

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐   No  ☐    N/A  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b‑2 of the Exchange Act (Check one):

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

Yes  ☐   No  ☒

FORWARD‑LOOKING STATEMENTS

This annual report contains information that constitutes forward‑looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Many of the forward‑looking statements contained in this annual report can be identified by the use of forward‑looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “expect” and “potential,” among others.  Forward‑looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Those statements appear in a number of places in this annual report, principally under the captions “Item 3.  Key Information—Risk Factors”, “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects”.  We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward‑looking statements.  These factors include:

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

Forward‑looking statements speak only as of the date they were made, and we undertake no obligation to update or to revise them after we distribute this annual report because of new information, future events or other factors.  In light of these limitations, you should not place undue reliance on forward‑looking statements contained in this annual report.

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 128.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

We restated our balance sheets, as of January 1, 2012 and December 31, 2012, and the Statements of Income, of Comprehensive Income, of Change in Shareholders´ Equity and Cash Flows for the years ended December 31, 2012 and 2011 as a result of the adoption, as of January 1, 2013, of two new standards issued by the IASB: IAS 19 (Employee Benefits – as revised in 2011)  and IFRS 11 (Joint Arrangements).  These new standards were applied retrospectively to 2012 and 2011 pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) for comparison purposes.  The adoption of these new standards impacted several line items of our financial statements.  One of these impacts relate to the method of  accounting for the results of joint-ventures, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to the adoption of IFRS 11.  See note 2.8 to our consolidated financial statements for a description of these standards and their impact on our financial statements.

Not applicable.

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

ITEM 3.                        Key Information

Selected Financial and Operating Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2013, 2012, 2011, 2010 and 2009. Our financial data as of December 31, 2013 and 2012 and as of January 1, 2012 and for the three years in the period ended December 31, 2013 was derived from our consolidated financial statements, which appear elsewhere in this annual report were prepared in accordance with IFRS, as issued by the IASB. As described above and in further detail in note 2.8 to our audited financial statements, our financial data as of and for the years ended December 31, 2012 and 2011 was restated as a result of the restrospective adoption of certain new accounting standards. You should read this selected financial data in conjunction with our consolidated financial statements and the related notes included in this annual report. Our financial data as of December 31, 2010 and 2009 and for the two years ended December 31, 2010 was derived from our audited financial statements that are not included in this annual report. Because these financial statements, and the financial data derived therefrom, were not restated to reflect the adoption of the new standards described above, they are not comparable to our financial statements, and the financial data derived therefrom, as of and for the years ended December 31, 2013, 2012 and 2011 (see note 2.8 to our audited financial statements).

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2013	2013	2012(5)	2011(5)	2010(6)	2009(6)
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS data)
Net operating revenue	6,247	14,634	14,891	12,674	12,024	11,358
Cost of electric energy services:
Cost of electric energy	3,499	8,197	8,253	6,668	6,222	6,015
Operating cost	626	1,468	1,378	1,070	1,068	1,054
Services rendered to third parties	431	1,010	1,356	1,138	1,051	621
Gross operating income	1,690	3,960	3,904	3,798	3,683	3,668
Operating expenses:
Sales expenses	160	377	468	364	301	255
General and administrative expenses	397	929	724	595	443	403
Other operating expense	122	285	377	213	200	227
Income from electric energy service	1,012	2,370	2,335	2,625	2,739	2,783
Interest in associates and joint ventures	52	121	121	82	-	-
Financial income (expense):
Income	298	699	707	753	566	351
Expense	(713)	(1,671)	(1,285)	(1,156)	(837)	(672)
Net financial income (expenses)	(415)	(971)	(578)	(403)	(271)	(321)
Income before taxes	649	1,519	1,878	2,304	2,468	2,461
Social contribution	(67)	(157)	(178)	(204)	(229)	(207)
Income tax	(176)	(413)	(493)	(555)	(625)	(573)
Total taxes	(243)	(570)	(671)	(759)	(853)	(780)
Net income	405	949	1,207	1,545	1,615	1,681
Net income attributable to controlling shareholders	400	937	1,176	1,493	1,572	1,650
Net income attributable to non‑controlling shareholders	5	12	31	52	22	31
Earnings per share attributable to controlling shareholders(1):
Basic	0.41	0.97	1.22	1.55	1.66	1.72
Diluted	0.41	0.95	1.20	1.55	1.66	1.72
Net income per ADS	0.83	1.94	2.40	3.10	3.32	3.44
Dividends(2)	397	931	1,096	1,506	1,260	1,227
Weighted average of number of common shares (in millions)	962	962	962	962	962	960
Dividends per share(1)(2)	0.41	0.97	1.14	1.57	1.31	1.28
Dividends per ADS(2)	0.83	1.94	2.28	3.13	2.62	2.56

BALANCE SHEET DATA

	For the year ended December 31,
	2013	2013	2012(5)	2011(5)	2010(6)	2009(6)
	US$	R$	R$	R$	R$	R$
	(in millions)
Current assets:
Cash and cash equivalents	1,796	4,206	2,435	2,663	1,563	1,487
Consumers, concessionaires and licensees	857	2,008	2,205	1,861	1,816	1,753
Other current assets	448	1,050	905	799	519	409
Total current assets	3,101	7,264	5,545	5,323	3,898	3,649
Noncurrent assets:
Accounts receivable	66	154	162	182	196	225
Financial asset of concession	1,190	2,787	2,343	1,377	935	674
Investments in joint-ventures	441	1,033	1,022	1,006	-	-
Property, plant and equipment	3,294	7,717	7,104	5,673	5,786	5,213
Intangible Assets	3,734	8,748	9,180	8,535	6,585	6,063
Other noncurrent assets	1,425	3,339	3,568	3,073	2,657	2,666
Total noncurrent assets	10,150	23,778	23,379	19,846	16,159	14,841
Total assets	13,251	31,043	28,294	25,169	20,057	18,490
Current liabilities:
Short‑term debt(3)	784	1,837	1,962	1,496	2,251	1,364
Other current liabilities	1,310	3,068	3,007	2,819	2,177	2,059
Total current liabilities	2,094	4,906	4,969	4,315	4,428	3,423
Noncurrent liabilities:
Long‑term debt(3)	6,482	15,184	13,511	10,317	7,167	6,548
Other long‑term liabilities	920	2,155	2,553	1,879	1,712	1,983
Noncurrent liabilities	7,401	17,339	16,064	12,196	8,879	8,531
Non-controlling interest	758	1,775	1,510	1,485	256	267
Net equity attributable to controlling shareholders	2,998	7,024	6,381	7,173	6,494	6,269
Total liabilities and shareholders’ equity	13,251	31,043	28,294	25,169	20,057	18,490

OPERATING DATA

	For the year ended December 31,
	2013	2012(8)	2011(8)	2010(6)	2009(6)
Energy sold (in GWh):
Residential	15,426	14,567	13,626	12,983	12,346
Industrial	14,691	14,536	14,718	15,413	14,970
Commercial	8,837	8,714	8,140	7,695	7,297
Rural	2,081	2,093	1,991	2,100	2,256
Public administration	1,234	1,220	1,154	1,112	1,074
Public lighting	1,586	1,525	1,495	1,444	1,408
Public services	1,820	1,864	1,823	1,742	1,664
Own consumption	34	33	33	33	33
Total energy sold to Final Consumers	45,709	44,552	42,979	42,522	41,048
Electricity sales to wholesalers (in GWh)	14,975	14,429	12,271	12,737	12,925
Total consumers (in thousands)(4)	7,386	7,176	6,952	6,748	6,567
Installed Capacity (in MW)	2,988	2,961	2,644	2,309	1,737
Assured Energy (in GWh)(7)	12,758	12,742	11,678	7,786	7,485
Energy generated (in GWh)	11,427	10,570	9,638	9,142	5,984

(1) Net income per share and Dividends per share are based on the number of shares resulting from the reverse and forward stock split of our common shares, which occurred in July 2011, as if they had occurred on January 1, 2009.

(2) “Dividends” represent the total amount of dividends from net income for each period indicated, subject to approval of the shareholders at the general shareholders’ meeting to be held in the following year.

(3) Short‑term debt and Long‑term debt include loans and financing, debentures, accrued interest on loans, financing and debentures and derivatives.

(4) Represents active consumers (meaning consumers who are connected to the Distribution Network), rather than consumers invoiced at period‑end.

(5) Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in note 2.8 to our consolidated financial statements.  With respect to IAS 19 – Employee Benefits, the principal adjustments are as follows: (i) changes in the accounting record method of actuarial gain and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur, and (ii) instead of recording interest cost and expected returns on plan assets as previously, we now record an amount for “net interest”.  With respect to IFRS 11 – Joint Arrangements, the results of the joint-ventures  ENERCAN, BAESA, Chapecoense and EPASA are recognized using the equity method of accounting in 2013, 2012 and 2011 rather than through proportional consolidation as previously. Balance sheet for the year ended December 31, 2011 is the same to the one presented on January 1, 2012 in Financial Statements.

(6) Data for 2010 and 2009 have not been restated in application of IAS 19 – Employee Benefits (as revised in 2011)  and IFRS 11 – Joint Arrangements, described in note 2.8 to our consolidated financial statements.  In particular, data for 2010 and 2009 reflect the results of the joint-ventures ENERCAN, BAESA, Chapecoense and EPASA through proportional consolidation in 2010 and 2009, as opposed to the equity method of accounting applicable in 2013, 2012 and 2011.

(7) Refers to Assured Energy in GW available at the end‑period, multiplied by the number of hours per each year.  For further information about commencement of operations of each power plant, see “Item 4.  Information on the Company”.

(8) 2012 and 2011 volume information was restated for comparison purposes between operational and financial information, due to the adoption of IFRS 11.

Convenience Translations into U.S. Dollars

Solely for the investors convenience, we have translated certain amounts included in this annual report from reais  into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2013 of R$2.343 to US$1.00.  The translated amounts have been rounded.  These translations should not be considered as a representation that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate, as of that date or any other date.  In addition, the translations should not be construed as a representation that the amounts translated into U.S. dollars are in accordance with generally accepted accounting principles.  See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may substantially depreciate or appreciate against the U.S. dollar.  For more information on these risks, see “Item 3.  Additional Information—Risk Factors—Risks Relating to Brazil”.

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Year‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year ended:
December 31, 2009	1.741	1.990	1.702	2.422
December 31, 2010	1.666	1.759	1.655	1.881
December 31, 2011	1.876	1.671	1.535	1.902
December 31, 2012	2.044	1.958	1.702	2.112
December 31, 2013	2.343	2.174	1.953	2.446

(1) Average for period represents the average of the month‑end selling exchange rates during the relevant period.

	Month‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Month ended:
October 2013	2.203	2.189	2.161	2.212
November 2013	2.325	2.295	2.243	2.336
December 2013	2.343	2.345	2.310	2.382
January 2014	2.426	2.382	2.334	2.440
February 2014	2.333	2.384	2.333	2.424
March 2014	2.263	2.326	2.260	2.365
April 2014 (through April 2)	2.271	2.267	2.262	2.271

(1)           Average for period represents the average of the selling exchange rates at the close of trading on each business day during such period.

Risk Factors

Risks Relating to Our Operations and the Brazilian Power Industry

We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.

Our business is subject to extensive regulation by various Brazilian regulatory authorities, particularly the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or ANEEL.  ANEEL regulates and oversees various aspects of our business and establishes our tariffs.  If we are obligated by ANEEL to make additional and unexpected capital investments and are not allowed to adjust our tariffs accordingly, or if ANEEL modifies the regulations related to such adjustment, we may be adversely affected.

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

The Brazilian government implemented fundamental changes in the regulation of the power industry in legislation passed in 2004 known as the Lei do Novo Modelo do Setor Elétrico, or New Industry Model Law.  Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Federal Supreme Court (Supremo Tribunal Federal).  If all or part of the New Industry Model Law were held to be unconstitutional, there would be uncertain consequences for the validity of existing regulation and the further development of the regulatory framework.  The outcome of the legal proceedings is difficult to predict, but it could have an adverse impact on the entire energy sector, including our business and results of operations.

We are uncertain as to the renewal of our concessions and authorizations.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian government.  Our concessions range in duration from 16 to 35 years.  The Brazilian constitution requires that all concessions relating to public services be awarded through public tender.  Under laws and regulations specific to the electric energy sector, the Brazilian government may renew existing concessions for additional periods of up to 20 or 30 years, depending on the nature of the concession, without public tender, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the Brazilian government.  The Brazilian government has considerable discretion under the Law No. 8,987/95, or the Concession Law, and concession contracts with respect to renewal of concessions.

The first of our distribution concessions due to expire are those held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, which were originally granted in 1999 for a 16‑year term that is due to expire in July 2015.  In 2013, these five distribution subsidiaries represented 5.6% of our distribution net operating revenues and 5.4% of the energy billed by our Distribution segment.

A recent change in law determined the general conditions for the renewal of distribution concessions, including those held by CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, subject to certain conditions, for a term of up to 30 years.  See “Item 4.  Information on the Company—Our Concessions and Authorizations—Concessions”.  Accordingly, we have applied for renewal of these concessions.  We are currently awaiting a response from the Brazilian government with respect to this renewal request.  We cannot give any assurance that the renewals will be granted, either on an early basis or at all, or if granted that the relevant conditions will be acceptable.  If these or any of our concessions are not renewed, or if they are renewed subject to conditions that are unfavorable to us, our revenues could be adversely affected.

The tariffs that we charge for sales of electricity to Captive Consumers and the tariff for using the distribution system that we charge to Free and Special Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

ANEEL has substantial discretion to establish the tariff rates our distribution companies charge our consumers.  Our tariffs are determined pursuant to concession agreements with the Brazilian government, and in accordance with ANEEL’s regulations and decisions.

Our concession agreements and Brazilian law establish a mechanism that permits three types of tariff adjustments:  (i) annual adjustment (reajuste tarifário annual), or RTA, (ii) periodic revision (revisão tarifária periódica), or RTP, and (iii) extraordinary revision (revisão tarifária extraordinária), or RTE.  We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase and certain regulatory charges, including charges for the use of transmission and distribution facilities.  In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the objective of which is to share any related gains with our consumers.  We are also subject to extraordinary revision of our tariffs that may affect (negatively or positively) our results of operations or financial position.

We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us, due to changes in the methods used by ANEEL in calculating the periodic revision adjustments.  In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011.  For the third cycle, ANEEL has designated a new method of recognizing which costs we may pass through to our consumers.  In addition, ANEEL approved the new methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators.  As compared to the previous tariff cycle, this new methodology negatively impacted our financial condition and results of operations.

On October 10, 2013, through Public Consultation 011/2013, ANEEL began the process to consider the methodology to be applied in the next periodic revision cycle (2015 to 2018).  The documents released for public consultation indicate that this periodic revision cycle will likely substantially maintain the existing methodology, other than the accounting methodology to be used by ANEEL in determining the Regulatory Asset Base (Base de Remuneração Regulatória), or BRR, which may be significantly modified.  This public consultation is expected to be concluded by the end of 2014.

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

ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements.  Depending on the gravity of the non‑compliance, these penalties could include the following:

•         warning notices;

•         fines per breach of up to 2.0% of the revenues from the concession in the financial year prior to the date of the breach;

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

Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of its forecast electricity needs for its distribution concession areas, and is authorized to pass up to 105% of this electricity on to consumers.  Over‑ or under‑forecasting demand can have adverse consequences.  If our forecast demand is incorrect and we purchase less or more electricity than we need, we may be prevented from fully passing through the costs of our electricity purchases and we may also be forced to enter into short‑term agreements to purchase or sell electricity at prices substantially higher or lower than under our long‑term purchase agreements.  For instance, the New Industry Model Law provides, among other restrictions, that if our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with shorter term electricity purchase agreements.  Our forecast electricity demand may prove inaccurate, including as a result of consumers moving between the different markets (regulated and free).  If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law”.  In addition, the MME enacted Act. No. 455 on August 2, 2012, under which ex post energy volume adjustment will be prohibited starting as from June 1, 2014, and the parties will have to register ex ante with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, their expected consumption volume, except when the parties have specifically indicated that the relevant agreement is linked to the effective consumption volume.  If our projected energy volume is incorrect and we purchase less or more electricity than we need, we will no longer be able to adjust for the energy volume exposed.  See “Item 4. Information on the Company—The New Industry Model Law—Recent Developments in the Free Market”.

We generate a significant portion of our operating revenues from consumers that qualify as Free Consumers, which are allowed to seek alternative electricity suppliers.  We may face other types of competition that could adversely affect our market share and revenues.

Within our concession areas, other electricity suppliers are permitted to compete with us in offering electricity to certain consumers that qualify as Free Consumers, to whom our distribution subsidiaries may supply electricity only at regulated tariffs.  These consumers qualified as Free Consumers may elect to opt out of our regulated distribution system upon the expiration of their contracts with us by providing six months’ prior notice.  At December 31, 2013, we supplied energy to 47 consumers qualified as Free Consumers, which accounted for approximately 1.7% of our net operating revenues of our Distribution segment, and approximately 2.4% of the total volume of electricity sold by our Distribution segment during 2013.  In addition, other consumers meeting certain criteria may become Free Consumers if they move to energy from renewable energy sources, such as Small Hydroelectric Power Plants, wind power or biomass.  At December 31, 2013 we had a total of 1,692 consumers who could choose their supplier, or Potentially Free Consumers.  Potentially Free Consumers accounted for approximately 11.7% of the net operating revenues of our Distribution segment, and approximately 14.6% of the total volume of electricity sold by our Distribution segment during 2013.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may affect our results of operations.

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate.  In 2013, according to data from the National Electrical System Operator (Operador Nacional do Sistema Elétrico), or ONS, approximately 79% of Brazil’s electricity supply came from Hydroelectric Power Plants.  Our region is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  In order to compensate for poor hydrological conditions and to maintain security levels in reservoirs and the electricity supply level, the ONS may dispatch Thermoelectric Power Plants, including those operated by us.  The replacement of hydroelectric generation with thermoelectric generation may lead to adverse results in our generation segment since Hydroelectric Power Plants, including those operated by us, may receive in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, an amount of energy lower than their Assured Energy.  This deficit of energy will represent an expense valued at the electricity spot price, exposing the operator of the Hydroelectric Power Plants to spot price risk.

In the Distribution segment, thermoelectric generation can lead to additional costs with energy purchase, when ONS dispatches Thermoelectric Power Plants by merit order, and extraordinary charges, such as a component of the System Service Charge (Encargo de Serviço do Sistema), the ESS, related to energy security, the ESS-SE, when these power plants are dispatched out of the merit order.  These additional costs are ultimately passed through by the distributor to consumers through tariff increases in future annual adjustments or periodic reviews, as permitted by regulation.  However, there may be a cash flow mismatch in the intervening period, since these costs must be covered immediately, while the tariffs are only readjusted later.    See “Item 4.  Information on the Company—Regulatory Charges—ESS”.

The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

During the low rainfall period of 2000 and 2001, the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002.  The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15.0% to a 25.0% reduction in energy consumption.  If Brazil experiences another electricity shortage (a condition which might happen and we are not able to control or anticipate), the Brazilian government may implement similar or other policies in the future to address the shortage that could have a material adverse effect on our financial condition and results of operations.  A recurrence of poor hydrological conditions that cannot be offset by other energy sources, such as Thermoelectric Power Plants, thereby resulting in a low supply of electricity to the Brazilian market, could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption.  Periods of severe or sustained below‑average rainfall resulting in an electricity shortage may adversely affect our financial results.

We are uncertain as to the review of our Hydroelectric Power Plants’ Assured Energy.

Decree No. 2,655 of July 2, 1998 established that the Assured Energy of generation power plants would be revised every five years.  As part of these revisions, the Brazilian Ministry of Mines and Energy, or MME, can revise a company’s Assured Energy, limited to a maximum change of 5% per revision or 10% over the entire period of the concession agreement.  In addition to these periodic revisions, the effects of the first revision are expected to take place in 2015 (pursuant to Portaria  No. 303 of November 18, 2004) for all Hydroelectric Power Plants.  We cannot be certain whether the MME will make any revisions to our Assured Energy, either under the periodic revision cycle or under this extraordinary revision, and if so whether it will increase or decrease our Assured Energy.  If our Assured Energy is decreased, our ability to supply electricity under our power purchase agreements, or PPAs, would be adversely affected, which could lead to a decrease in our revenues and increase our costs if our generation subsidiaries are required to purchase power elsewhere.

Construction, expansion and operation of our electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involves many risks, including:

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

Our activities are subject to comprehensive federal and state legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies.  These agencies could take enforcement action against us for our failure to comply with their regulations.  These actions could include, among other things, the imposition of fines and revocation of licenses.  It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures to compliance, and consequently, divert funds from planned investments.  Such a diversion could have a material adverse effect on our financial condition and results of operations.

If we are unable to complete our proposed capital expenditure program in a timely manner, the operation and development of our business may be adversely affected.

We plan to invest approximately R$1,425 million in our generation activities (R$1,307 million in renewable sources and R$118 million in conventional sources) and R$5,826 million in our distribution activities during the period from 2014 through 2018.  Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies.  We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

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

We may not be able to create the expected benefits and return on investments from our renewable energy generation businesses.

Through our subsidiary CPFL Renováveis we have made substantial capital investments in generation businesses other than hydro power, principally wind and biomass.  These renewable generation businesses are dependent on certain factors that are not within our control and may significantly affect these businesses.

In the biomass business, we may suffer from market shortages of sugar cane, a necessary input for biomass generation.  In addition, we depend to a certain extent on the performance of our partners in the operation of biomass plants.  The operation of wind farms involves significant uncertainties and risks, including financial risk associated with the difference between the energy we generate and the energy contracted through the public energy auctions.  These financial risks are principally:  (i) lower wind intensity and duration than that contemplated in the study phase of the project; (ii) any delay in commencement of a wind farm’s operations; and (iii) unavailability of wind turbines at levels above the performance benchmarks.

If these generation plants are not able to generate the energy we have contracted to supply, we may be obliged to buy the shortfall in the spot market.  Spot market prices are volatile and may be higher than the price at which our renewable energy subsidiaries have contracted to sell energy, which would increase our costs and lead to losses in this segment.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law”.

We are controlled by a few shareholders acting together, and their interests could conflict with yours.

As of December 31, 2013, ESC Energia S.A., or ESC, BB Carteira Livre I FIA and Energia São Paulo Fundo de Investimento em Ações, or Energia São Paulo FIA/Bonaire Participações S.A. owned 24.33%, 29.99% and 14.87%, respectively, of our outstanding common shares.  Bonaire Participações S.A., or Bonaire, is a holding company controlled by Energia São Paulo Fundo de Investimento em Ações.  These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us.  Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions.  In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors.  Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.  Their decisions on these matters may be contrary to the expectations or preferences of our non-controlling shareholders, including holders of our ADSs.  See “Item 7.  Major Shareholders and Related Party Transactions—Shareholders’ Agreement”.

We are exposed to increases in prevailing market interest rates, as well as foreign exchange rate risk.

As of December 31, 2013, approximately 88.2% of our total indebtedness was denominated in reais and indexed to Brazilian money‑market rates or inflation rates, or bore interest at floating rates.  The remaining 11.8% of our total indebtedness was denominated in U.S. dollars and substantially subject to currency swaps that converted these obligations into reais.  In addition, the costs of electricity purchased from the Itaipu Power Plant, or Itaipu, are indexed to the U.S. dollar exchange variation.  Our tariffs are adjusted annually in order to contemplate the losses or gains from such electricity acquisition.  Accordingly, if these indexation rates rise or the U.S. dollar/real exchange rates appreciate, our financing expenses will increase.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

As of December 31, 2013, we had a debt of R$17,021 million.  Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness.  In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness.  If we incur additional debt, the risks associated with our leverage would increase.

We may acquire other companies in the electricity business, as we have in the past, and these acquisitions could increase our leverage or adversely affect our consolidated performance.

We regularly analyze opportunities to acquire other companies engaged in activities along the entire electricity generation, transmission and distribution chain.  If we do acquire other electricity companies, this could increase our leverage or reduce our profitability.  Furthermore, we may not be able to integrate the acquired company’s activities and achieve the economies of scale and expected efficiency gains that often drive such acquisitions, and failure to do so could harm our financial condition and results of operations.

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

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies over the last decade.  In the context of the crisis in the global financial markets after mid‑2008, the real  depreciated against the U.S. dollar, reaching R$2.337 per US$1.00 at year‑end 2008.  During 2009, the real  appreciated 25.5% against the U.S. dollar in the context of the economic recovery, reaching R$1.741 per US$1.00 at year‑end 2009.  On December 31, 2011, 2012 and 2013, the exchange rate of the real  against the U.S. dollar was R$1.876, R$2.044 and R$2.343 per US$1.00, respectively.  On April 2, 2014, the exchange rate was R$2.271 per US$1.00.  The real may further depreciate against the U.S. dollar in 2014 and in the future.

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a Hydroelectric Power Plant that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.  Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar can also lead to decreased consumer spending, deflationary pressures and reduced growth in the economy as a whole.  On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current account, as well as dampen export‑driven growth.  Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Depreciation of the real   also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2006 and 2013, the base interest rate in Brazil, or SELIC, varied between 17.25% p.a. and 7.5% p.a. and was 11% on April 2, 2014.  Inflation and the Brazilian government’s measures to fight it, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, volatility in growth and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our ADSs and our common shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  The global financial crisis that commenced in 2008 led to significant consequences, including stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure.  Global recovery from this crisis was slower than expected in 2013, with the largest emerging economies of China, Brazil and India posting weaker than expected results, while the United States and the European Union continued to experience weak GDP growth.  Although economic conditions in other countries may differ significantly from economic conditions in Brazil, investor reactions to developments in those countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to the ADSs and Our Common Shares

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our shares.  Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements.  ADS holders exercise voting rights by providing instructions to the depositary, as opposed to voting at shareholders’ meetings or by proxy.  In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 51.2% of the aggregate market capitalization of the BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias & Futuros,   or BM&FBOVESPA, as of December 31, 2013.  The top ten stocks in terms of trading volume accounted for 41.3%, 43.0% and 47.2% of all shares traded on the BM&FBOVESPA in 2013, 2012 and 2011, respectively.

ITEM 4.                        Information on the Company

Overview

We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A.  Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14th floor – Suite 142, Vila Olímpia, CEP 04547‑005, in the City of São Paulo, state of São Paulo, Brazil and our telephone number is +55 11 3841‑8507.

We are a holding company that, through our subsidiaries, distributes, generates and commercializes electricity in Brazil.  We were incorporated in 1998 as a joint venture among VBC Energia S.A., or VBC, 521 Participações S.A. and Bonaire to combine their interests in companies operating in the Brazilian power sector.

We are one of the largest electricity distributors in Brazil, based on the 41,148 GWh of electricity we distributed to approximately 7.4 million consumers in 2013.  In electricity generation, our Installed Capacity at December 31, 2013 (after accounting for the decrease in our participation in CPFL Renováveis as a result of its initial public offering in 2013) was 2,988 MW.  Through our interest in CPFL Renováveis, we are also involved in the building of 19 wind farms, as a result of which we expect to increase our Installed Capacity (calculated on the same basis of consolidation) to 3,292 MW over the next five years as they are completed.

We also engage in power commercialization, buying and selling electricity to power producers, free consumers and power trading companies.  We also provide agency services to Free Consumers before the CCEE and other agents, as well as electricity‑related services to our affiliates and unaffiliated parties.  In 2013, the total amount of electricity sold by our commercialization subsidiaries was 2,017 GWh and 11,595 GWh to affiliated and unaffiliated parties, respectively.

The following significant developments have occurred in our business since the beginning of 2012:

•         In February 2012, CPFL Renováveis signed an agreement for the acquisition of the Bons Ventos Wind Farm, or Bons Ventos, for a total acquisition price of R$1,095.3 million, consisting of (i) R$445.1 million plus R$83.4 million of price adjustment paid in cash, (ii) assumption of debt of R$439.2 million, and (iii) R$127.5 million to settle debentures issued by Bons Ventos.  The transaction was approved by ANEEL and closed in June 2012.  Bons Ventos has an authorization to develop and operate four wind farms that are fully operational (Taíba Albatroz, Bons Ventos, Enacel, Canoa Quebrada, all located in the state of Ceará) with a total Installed Capacity of 157.5 MW.  All the energy produced by these wind power plants has been contracted to Eletrobrás for 20 years, under the Proinfa Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica).

•         In March 2012, our subsidiary CPFL Renováveis purchased the Complexo Atlântica, or Atlântica Complex, consisting of four wind farms located in the municipality of Palmares do Sul, in the state of Rio Grande do Sul, for an acquisition price of R$24.5 million.  The wind farms have aggregate Installed Capacity of 120 MW and hold authorizations to produce energy from wind sources as Independent Power Producers for a term of 35 years.  Their energy output was sold at an alternative energy sources auction held in August 2010.

•         In March 2012, CPFL Renováveis signed an agreement to acquire 100% of the electrical energy and steam co‑generation assets of SPE Lacenas Participações Ltda., which controlled the Ester Thermoelectric Power Plant, located in the municipality of Cosmópolis in the state of São Paulo.  The transaction was completed in October 2012.  The purchase price was R$111.5 million, consisting of (i) R$55.2 million in cash and (ii) R$56.3 million in assumed debt.  Around 7 MW average of co‑generation energy from the Ester Thermoelectric Power Plant was commercialized in the 2007 alternative energy sources auction, for a period of 15 years and at an average selling price of R$192 per MWh (as at December 31, 2013).  The remaining 2.8 MW of energy was sold on the free market for 21 years.

•         In November 2012, the Tanquinho Solar Power Plant, or Tanquinho, commenced operation.  Tanquinho was the first solar power plant in the state of São Paulo.  Tanquinho is located in the city of Campinas at Tanquinho Substation, which belongs to one of our distribution subsidiaries, covers an area of 13,700 square meters and has Installed Capacity of 1.1 MWp.  Tanquinho is expected to generate approximately 1.6 GWh per year.  CPFL Renováveis constructed the project and continues to manage and operate the plant.

•         In December 2012, the concessions of the Rio do Peixe I, Rio do Peixe II and Macaco Branco Small Hydroelectric Power Plants were renewed for an additional 30 years.

•         In June 2013, CPFL Renováveis acquired Rosa dos Ventos Geração e Comercialização de Energia S.A., or Rosa dos Ventos.  This acquisition was completed in February 2014.  The acquisition price, after all adjustments, was R$103.4 million, consisting of (i) R$70.3 million in cash and (ii) the assumption of net debt in the amount of R$33.1 million.  Rosa dos Ventos holds an ANEEL authorization to exploit two wind farms:  (i) Canoa Quebrada, which has Installed Capacity of 10.5 MW; and (ii) Lagoa do Mato, which has Installed Capacity of 3.2 MW.  These wind farms are located on the coast of the state of Ceará and are in full commercial operation, and all the energy generated has been contracted to Eletrobrás through the Proinfa Program.

•         In July 2013, CPFL Renováveis carried out its IPO and its common shares began trading publicly on the BM&FBOVESPA.  The offering consisted of a primary offering of 29.2 million common shares (including overallotment option) and a concurrent secondary offering of 44.0 million common shares, at a price of R$12.51 per share.  As a result of this transaction, our interest in CPFL Renováveis was reduced from 63% to 58.84%.  Although our interest was reduced, the transaction resulted in an increase of R$59.3 million in our shareholder’s equity, capital reserve account, due to the increase of the nominal value of the shares of CPFL Renováveis (see note 14.5 to our audited financial statements).  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2013 reflect the impact of this change in shareholding and consolidation.

•         In August 2013, Coopcana Biomass Thermoelectric Plant, or UTE Coopcana, commenced operations.  UTE Coopcana is located in São Carlos do Ivaí, in the state of Paraná, has Installed Capacity of 50 MW, and has sold all its energy sold in the Free Market under a supply agreement with a 21‑year term averaging 18 MW of contracted energy.

•         In September 2013, operations started at the Campo dos Ventos II Wind Farm with 30 MW of Installed Capacity.  The Campo dos Ventos II Wind Farm is located in João Câmara, state of Rio Grande do Norte and was acquired in the 2010 Reserve Energy Auction (LER). Although construction of the transmission line is not yet complete, these wind farms are ready to start generating energy and have therefore been receiving revenues since September 2013, since the PPAs included in Brazilian power auctions are required to provide that the generation entity will be paid if it meets its obligations on time, even if transmission has not been provided.

•         In November 2013, Alvorada Biomass Thermoelectric Plant, or UTE Alvorada, commenced operations.  UTE Alvorada is located in Araporã, in the state of Minas Gerais, has Installed Capacity of 50 MW, and has sold all its energy in the Free Market under a supply agreement with a 20‑year term averaging 18 MW of contracted energy.

•         In December 2013, at the Second A‑5/2013 Energy Auction, CPFL Renováveis traded an average of 26.1 MW of contracted energy to be generated by the Pedra Cheirosa complex, consisting of two wind farms in the state of Ceará 51.3 MW of Installed Capacity.  An “A‑5” auction is an energy auction held five years before the initial delivery date.  The contracts arising from the trade will be executed with the distribution companies that participated in the auction as buyers.  The contracts will have 20‑year terms, with energy supply commencing on January 1, 2018.  The traded energy was sold at an average price of R$125.04 per MWh, with annual adjustments to be made in accordance with changes to the IPCA.

•         In February 2014, CPFL Renováveis entered into an agreement with Arrow – Fundo de Investimento em Participações, or Arrow, an investment fund, to acquire Arrow’s indirect subsidiary Dobrevê Energia S.A., or DESA.  The agreement provides that Arrow’s intermediate holding company WF2 Holding S.A., or WF2, which owns DESA, will be merged with and into CPFL Renováveis.  As a result, CPFL Renováveis’ share capital will be increased by the issuance of new common shares. CPFL Renováveis will assume WF2’s debt in the amount of approximately R$200 million as at December 31, 2013, and Arrow will receive new common shares of CPFL Renováveis representing 12.63% of CPFL Renováveis’ total share capital.  Completion of this acquisition is subject to certain conditions, including approvals by ANEEL, the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the approval of certain creditors of DESA and WF2, and the completion of satisfactory legal, financial, engineering and environmental due diligence to be conducted by both parties.

The following chart provides an overview of our corporate structure at March 31, 2014:

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0.2% stake of Petros and Sistel pension funds;

(4) Termoparaíba and Termonordeste Thermoelectric Facilities;

(5) CPFL Energia owns a 58.8% indirect interest in CPFL Renováveis through CPFL Geração.

Our core businesses are:

•         Distribution.  In 2013, our eight fully‑consolidated distribution subsidiaries delivered 41,148 GWh of electricity to approximately 7.4 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

•         Conventional Generation.  At December 31, 2013 our conventional generation subsidiaries had Installed Capacity of 2,233 MW.  During 2013, we generated a total of 9,544 GWh of electricity, and we had 10,010 GWh of Assured Energy at December 31, 2013, the amount of energy representing our long‑term average electricity production, as established by ANEEL, which is the primary driver of our revenues from generation activities.  We hold equity interests in eight Hydroelectric Power Plants:  Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães‑Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó.  Although the concession for Serra da Mesa Hydroelectric Facility is held by another party, Furnas, we are entitled to 51.54% of its Assured Energy.  We also own three Thermoelectric Power Plants, Termonordeste, Termoparaíba and Carioba, although the Carioba Thermoelectric Power Plant has been deactivated.  In addition, 12 of our 47 Small Hydroelectric Power Plants remain under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras, and report their results within the Conventional Generation segment.

•         Renewable Generation.  Our indirect subsidiary CPFL Renováveis, in which we own a 58.84% interest through CPFL Geração following CPFL Renováveis’ IPO, concentrates our activities in energy generation through renewable sources.  CPFL Renováveis operates all of our wind farms and Thermoelectric Biomass Power Plants, as well as 35 of our 47 Small Hydroelectric Power Plants.  These 35 Small Hydroelectric Power Plants, which are located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso, are all operational and have aggregate Installed Capacity of 326 MW.  CPFL Renováveis also has 37 wind farms, of which (i) 22 farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational and have aggregate Installed Capacity of 719 MW, and (ii) the remaining 15 farms are under construction, scheduled to commence operations between 2014 and 2018, and are expected to have Installed Capacity of approximately 383 MW.  CPFL Renováveis has eight operational Thermoelectric Biomass Power Plants, with aggregate Installed Capacity of 370 MW, located in the states of Minas Gerais, Paraná, São Paulo and Rio Grande do Norte.  CPFL Renováveis also operates the Tanquinho Solar Power Plant, which is located in the state of São Paulo and has Installed Capacity of 1.1 MWp.  At December 31, 2013 our total consolidated Installed Capacity through our Renewable Generation segment (calculated on the basis of our 58.84% interest in CPFL Renováveis) was 755 MW.

•         Commercialization.  Our commercialization subsidiaries handle our commercialization operations and provide agency services to Free Consumers before the CCEE and other agents, including guidance on their operational requirements.  CPFL Brasil, our largest commercialization subsidiary, procures and sells electricity to Free Consumers, other commercialization and generation companies and distribution facilities.  In 2013, we sold 13,612 GWh of electricity, of which 11,515 GWh was sold to unaffiliated third parties.

•         Services.  Commencing January 1, 2012, we report the results of our services activities as a separate operating segment.  Our subsidiary CPFL Serviços provides electricity‑related services, such as project design and construction, to our affiliates and unaffiliated parties.

Our Strategy

Our overall objective is to consolidate our leadership position in the Brazilian electricity sector while creating value for our shareholders.  We seek to achieve these goals in all of our sectors (distribution, conventional generation, renewable generation, commercialization and services) by pursuing operational efficiency (through innovation and technology) and growth (through business synergies and new projects).  Our strategies are grounded on financial discipline, social responsibility and enhanced corporate governance.  More specifically, our approach involves the following key business strategies:

Complete the development of our existing renewable generation projects, expand our generation portfolio by developing new conventional and renewable energy generation projects and maintain our position as market leader in renewable energy sources.  At December 31, 2013, our total consolidated Installed Capacity (calculated on the basis of our 58.84% interest in CPFL Renováveis) was 2,988 MW, of which 2,234 MW was conventionally generated and 755 MW was generated through renewable sources.  Through CPFL Renováveis, in August 2011 we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.

Our total Installed Capacity at December 31, 2013 represents a 0.9% increase as compared to Installed Capacity of 2,961 MW (restated on the basis of our 58.84% post‑IPO interest in CPFL Renováveis) at December 31, 2012.  This growth was due to the commercial start‑up of two thermoelectric biomass plants, UTE Coopcana and UTE Bio Alvorada in August 2013 and November 2013, respectively, and the Campo dos Ventos II Wind Farm in September 2013.  If we had retained our 63% pre‑IPO stake in CPFL Renováveis in both years, our Installed Capacity would have grown by 2.6%.

By the end of 2014, with the completion of the acquisition of the Rosa dos Ventos Wind Farms  and the commercial start-up of Atlântica Wind Farms  and when the Macacos I is   expected to become fully operational, we expect our Installed Capacity to reach 3,113 MW.  By the end of 2018, when we expect the Campo dos Ventos, São Benedito and Pedra Cheirosa Complexes to become operational, we expect our Installed Capacity to reach 3,292 MW.

Many of our generation facilities hold long‑term PPAs, approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment.  We also have consolidated portfolio of 2,217 MW (calculated on the basis of our 58.84% interest in CPFL Renováveis’ total portfolio of 3,767 MW) of renewable generation projects to be developed by CPFL Renováveis in the coming years.  As consumption of electricity in Brazil increases, we believe that there will continue to be new opportunities for us to explore investments in additional conventional and renewable generation projects.

Focus on further improving our operating efficiency.  The distribution of electricity in our distribution concession areas is our largest business segment, representing approximately 76.5% of our consolidated net income in 2013.  We continue to focus on improving the quality of our service and maintaining efficient operating costs by exploiting synergies and technologies.  We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.  In recent years, in order to achieve a new level of operational efficiency, we commenced roll‑out of the Tauron Program, which consists of two main projects:  Smart Metering for Commercial and Industrial consumers (high and medium voltage customers) and Mobile Workforce Management.  This program is already delivering benefits, with 13,000 smart meters deployed in the field and two distribution companies operating with a data dispatch system, replacing the previous voice‑based system.  We expect to complete these two projects by the end of 2014.

Expand and strengthen our commercialization.  Free Consumers make up a significant segment of the electricity market in Brazil, representing approximately 27% of the market.  Through our subsidiary CPFL Brasil, our commercialization subsidiary, we are focusing on signing bilateral contracts with former customers of our distribution companies that become Free Consumers, in addition to attracting additional Free Consumers from concession areas other than those covered by our distribution companies.  In order to achieve this objective, we foster positive relationships with customers by providing dedicated key account managers, CCEE operational support and PPAs customized to each consumer profile.

Position ourselves to take advantage of consolidation in our industry by using our experience in successfully integrating and restructuring other operations.   We believe that with the stabilization of the regulatory environment in the Brazilian power industry, there may be substantial consolidation in the generation, transmission and, particularly, the distribution sectors.  Given our financial strength and managerial expertise, we believe that we are well‑positioned to take advantage of this consolidation.  If promising assets are available on attractive terms, we may make acquisitions that complement our existing operations and afford us and our consumers further opportunities to take advantage of economies of scale.

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

Our Service Territory

Corporate Structure

Free Float
CPFL ENERGIA
Distribution
Generation
Renewables
Services
Commercialization
HPP Serra da mesa
12 PCHs: 9 (SP) and 3 (MG)
Ceran Complex:
HPP Monte Claro, Castro Alves and 14 de Julho
HPP Barra Grande
HPP Campos Novos
TPP Termoparaíba and Termonordeste
HPP Foz do Chapecó
HPP Luís Eduardo Magalhães
35 SPPs: 17 (SP), 8 (MG), 5 (SC), 4 (RS), 1 (MS)
35 Wind Farms: 8 (CE), 23 (RN), 4 (RS)
8 TPPs Sugarcane: 5 (SP), 1 (RN), 1 (MG) and 1 (PR)
Solar Power Plant: 1 (SP)
100%
cpfl brasil
100%
cpfl meridional
99,95%
cpfl sul geradora
100%
cpfl cone sul
100%
cpfl planalto

Distribution

We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2013.  Our eight distribution subsidiaries together supply electricity to a region covering 176,521 square kilometers, primarily in the states of São Paulo and Rio Grande do Sul.  Their concession areas include 5611 municipalities and a population of approximately 18 million people.  Together, they provided electricity to approximately 7.4 million consumers as of December 31, 2013.  Our eight subsidiaries distributed approximately 13% of the total electricity distributed in Brazil in 2013, based on data from the Energetic Studies Company (Empresa de Pesquisas Energéticas), or EPE.

Distribution Companies

We have eight distribution subsidiaries:

•         CPFL Paulista.  Companhia Paulista de Força e Luz, or CPFL Paulista, supplies electricity to a concession area covering 90,440 square kilometers in the state of São Paulo with a population of approximately 9.6 million people.  Its concession area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba.  CPFL Paulista had approximately 4.0 million consumers at December 31, 2013.  In 2013, CPFL Paulista distributed 21,841 GWh of electricity, accounting for approximately 22.2% of the total electricity distributed in the state of São Paulo and 6.5% of the total electricity distributed in Brazil during the year.

1               This total refers to the total number of municipalities situated within the concession area of our subsidiaries.  In addition, we serve consumers located in municipalities outside of our concession areas in cases where those consumers are not served by the local concessionaire.

•         CPFL Piratininga.  Companhia Piratininga de Força e Luz, or CPFL Piratininga, supplies electricity to a concession area covering 5,618 square kilometers in the southern part of the state of São Paulo with a population of approximately 3.7 million people.  Its concession area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí.  CPFL Piratininga had approximately 1.6 million consumers at December 31, 2013.  In 2013, CPFL Piratininga distributed 9,169 GWh of electricity, accounting for approximately 11.5% of the total electricity distributed in the state of São Paulo and 3.4% of the total electricity distributed in Brazil during the year.

•         RGE.  Rio Grande Energia S.A., or RGE, supplies electricity to a concession area covering 58,940 square kilometers in the state of Rio Grande do Sul with a population of approximately 3.7 million people.  Its concession area covers 255 municipalities, including the cities of Caxias do Sul, Gravataí, Passo Fundo and Bento Gonçalves.  During 2013, RGE won a new tender for two municipalities in the state, Putinga and Anta Gorda.  RGE had approximately 1.4 million consumers at December 31, 2013.  In 2013, RGE supplied 7,792 GWh of electricity (6,605 GWh distributed to Final Consumers, and 1,187 GWh delivered principally to small electric concessionaires and small rural cooperatives), accounting for approximately 33.6% of the total electricity distributed in the state of Rio Grande do Sul and 2.1% of the total electricity distributed in Brazil during the year.

•         CPFL Santa Cruz.  Companhia Luz e Força Santa Cruz, or CPFL Santa Cruz, supplies electricity to a concession area covering 11,870 square kilometers, which includes 24 municipalities in the northwest part of the state of São Paulo and three municipalities in the state of Paraná.  In 2013, CPFL Santa Cruz distributed 1,029 GWh of electricity to approximately 196,990 consumers, accounting for approximately 0.8% of the total electricity distributed in the state of São Paulo and 0.2% of the total electricity distributed in Brazil during the year.

•         CPFL Jaguari.  Companhia Jaguari de Energia, or CPFL Jaguari, supplies electricity to a concession area covering 252 square kilometers, which includes two municipalities of the state of São Paulo.  In 2013, CPFL Jaguari distributed 478 GWh of electricity to approximately 36,948 consumers.

•         CPFL Mococa.  Companhia Luz e Força de Mococa, or CPFL Mococa, supplies electricity to a concession area covering 1,844 square kilometers, which includes one municipality in the state of São Paulo and three municipalities in the state of Minas Gerais.  In 2013, CPFL Mococa distributed 201 GWh of electricity to approximately 43,844 consumers.

•         CPFL Leste Paulista.  Companhia Leste Paulista de Energia, or CPFL Leste Paulista, supplies electricity to a concession area covering 2,589 square kilometers, which includes seven municipalities of the state of São Paulo.  In 2013, CPFL Leste Paulista distributed 273 GWh of electricity to approximately 54,694 consumers.

•         CPFL Sul Paulista.  Companhia Sul Paulista de Energia, or CPFL Sul Paulista, supplies electricity to a concession area covering 3,802 square kilometers, which includes five municipalities of the state of São Paulo.  In 2013, CPFL Sul Paulista distributed 366 GWh of electricity to approximately 79,664 consumers.

Distribution Network

Our eight distribution subsidiaries own distribution lines with voltage levels ranging from 34.5 kV to 138 kV.  These lines distribute electricity from the connection point with the Basic Network to our power sub‑stations, in each of our concession areas.  All consumers that connect to these distribution lines, such as Free Consumers or other concessionaires, are required to pay a tariff for using the system (Tarifa de Uso do Sistema de Distribuição), or TUSD.

Each of our subsidiaries has a distribution network consisting of a widespread network of predominantly overhead lines and sub‑stations having successively lower voltage ranges.  Consumers are classified in different voltage levels based on their consumption of, and demand for, electricity.  Large industrial and commercial consumers receive electricity at High Voltage ranges (up to 138 kV) while smaller industrial, commercial and residential consumers receive electricity at lower voltage ranges (2.3 kV and below).

At December 31, 2013, our distribution networks consisted of 239,835 kilometers of distribution lines, including 342,336 distribution transformers.  Our eight distribution subsidiaries had 9,753 km of High Voltage distribution lines between 34.5 kV and 138 kV.  At that date, we had 454 transformer sub‑stations for transforming High Voltage into Medium Voltages for subsequent distribution, with total transforming capacity of 14,535 mega‑volt amperes.  Of the industrial and commercial consumers in our concession area, 345 had 69 kV, 88 kV or 138 kV high‑voltage electricity supplied through direct connections to our High Voltage distribution lines.

System Performance

Electricity Losses

We experience two types of electricity losses:  technical losses and commercial losses.  Technical losses are those that occur in the ordinary course of our distribution of electricity.  Commercial losses are those that result from illegal connections, fraud or billing errors and similar matters.  Electricity loss rates of our three largest distribution subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) compare favorably to the average for other major Brazilian electricity distributors in 2012 according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.

We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud or billing errors.  To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing.  We conducted 279,902 inspections during 2013, which we believe led to a recovery of receivables estimated at more than R$37 million.

Power Outages

The following table sets forth the frequency and duration of electricity outages per consumer for the years ended December 31, 2013 and 2012 for each of our distribution subsidiaries:

	Year ended December 31, 2013
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
FEC[1]	4.73	4.58	9.04	6.82	5.43	4.93	6.33	6.72
DEC[2]	7.14	7.44	17.35	6.97	5.92	4.86	7.58	9.08

(1) Frequency of outages per consumer per year (number of outages)

(2) Duration of outages per consumer per year (in hours)

	Year ended December 31, 2012
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
FEC[1]	5.37	4.23	8.75	5.82	4.62	5.69	6.55	9.01
DEC[2]	7.48	5.64	14.33	5.27	4.48	5.82	8.26	10.90

(1) Frequency of outages per consumer per year (number of outages).

(2) Duration of outages per consumer per year (in hours).

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages.  According to data from ABRADEE for 2012, our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

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

ANEEL establishes performance indicators per consumer to be complied with by power companies.  If these indicators are not reached, we are obliged to reimburse our consumers, and our revenues are negatively affected.  In 2012, according to data from ANEEL, the amount we reimbursed our consumers was lower than the average amount reimbursed by power companies of similar size.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, which allows us to have low levels of scheduled interruption, amounting to approximately up to 11.3% of total interruptions.  Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions.  In 2013, we invested approximately R$845 million in our Distribution segment, primarily in:  (i) expansion, maintenance, improvement, automation, modernization and reinforcement of the electrical system in order to meet market growth; (ii) operational infrastructure; (iii) customer service; and (iv) research and development programs, among other things.  We expect to invest an additional R$867 million for such purposes in 2014.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities.  In 2013, 12.1% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries (including our joint‑ventures).

In 2013, we purchased 10,719 GWh of electricity from the Itaipu Power Plant, amounting to 18.6% of the total electricity we purchased.  Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity.  This treaty will expire in 2023.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu.  The amounts that these companies must purchase are governed by take‑or‑pay contracts with tariffs established in US$/kW.  ANEEL annually determines the amount of electricity to be sold by Itaipu.  We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity, at a price of US$26.08/Kw.  Our purchases represent approximately 17.0% of Itaipu’s total supply to Brazil.  This share was fixed by law according to the amount of electricity sold in 1991.  The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty, and fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar‑denominated debts, as well as the cost of transmitting the power to their concession areas.

The Itaipu Power Plant has an exclusive transmission network.  Distribution companies pay a fee for the use of this network.

In 2013, we paid an average of R$121.11 per MWh for purchases of electricity from Itaipu, compared with R$104.98 during 2012 and R$89.68 during 2011.  These figures do not include the transmission fee.

We purchased 46,972 GWh of electricity in 2013 from generating companies other than Itaipu, representing 81.4% of the total electricity we purchased.  We paid an average of R$147.30 per MWh for purchases of electricity from generating companies other than Itaipu, compared with R$121.11 per MWh in 2012 and R$112.67 per MWh in 2011.  For more information on the Regulated Market and the Free Market, see “—The Brazilian Power Industry—The New Industry Model Law”.

The following table shows amounts purchased from our suppliers in the Regulated Market and in the Free Market, for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
	(in GWh)
Energy purchased for resale
Itaipu	10,719	10,781	10,855
Electric Energy Trading Chamber - CCEE	2,974	2,662	4,878
Proinfa Program	1,019	1,070	1,032
Energy purchased in the Regulated Market and through bilateral contracts	42,980	48,085	38,301
TOTAL	57,692	62,597	55,065

The provisions of our electricity supply contracts are governed by ANEEL regulations.  The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

Beginning in 2013, all distribution companies in Brazil are required to purchase electricity from generation companies whose concessions were renewed in accordance with Law 12,783.  The tariffs and volumes of electricity to be purchased by each distribution company, as well as the provisions of the applicable agreements between the generation and distribution companies, were set by ANEEL in the law.  The tariff for energy sold by generation companies whose concessions were renewed in accordance with Law 12,783 is R$32.89, significantly lower than the current average energy prices.  A number of our competitors in the generation market did not seek to renew their concessions under Law 12,783, leading to higher prices in the spot market for electricity.  See “Item 3.  Key Information—Risk Factors—Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may require a higher dispatch of thermoelectric generation in the Brazilian electric system, which may affect our results of operations”.

Transmission Tariffs.  In 2013, we paid a total of R$728 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high‑voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

We classify our consumers into five principal categories.  See note 26 to our audited consolidated financial statements for a breakdown of our sales by category.

•         Industrial consumers.  Sales to final industrial consumers accounted for 26.1% of revenues from electricity sales in our Distribution segment in 2013.

•         Residential consumers.  Sales to final residential consumers accounted for 41.4% of our revenues from electricity sales in our Distribution segment in 2013.

•         Commercial consumers.  Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 21.4% of our revenues from electricity sales in our Distribution segment in 2013.

•         Rural consumers.  Sales to final rural consumers accounted for 3.0% of our revenues from electricity sales in our Distribution segment in 2013.

•         Other consumers.  Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.1% of our revenue of electricity sales in our Distribution segment in 2013.

Retail Distribution Tariffs.  We classify our consumers into two different groups, Group A consumers and Group B consumers, based on the voltage level at which electricity is supplied to them.  Each consumer is placed in a certain tariff level defined by law and based on its respective classification.  Some discounts are available depending on the consumer classification, tariff level or environment for trading (Free Consumers and generators).  Group B consumers pay higher tariffs.  Tariffs in Group B vary by type of consumer (residential, rural, other categories and public lighting).  Consumers in Group A pay lower tariffs, decreasing from A4 to Al, because they are supplied electricity at higher voltages, which requires lower use of the energy distribution system.  The tariffs we charge for sales of electricity to Final Consumers are determined pursuant to our concession agreements and regulations ratified by ANEEL.  These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments.  For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry”.

Group A consumers receive electricity at 2.3 kV or higher.  Tariffs for Group A consumers are based on the voltage level at which electricity is supplied, and the time of day electricity is supplied.  The consumers may opt for a different tariff applicable in peak periods in order to optimize the use of the electric network.  Tariffs for Group A consumers consist of two components:  the TUSD and the tariff for energy consumption, or TE.  The TUSD, expressed in reais  per kW, is based on:  (i) the electricity demand contracted by the party connected to the system; (ii) certain regulatory charges; and (iii) technical and non‑technical losses of energy on the distribution system.  The TE, expressed in reais per MWh, is based on the amount of electricity actually consumed.  These consumers may opt to purchase electricity in the Free Market under the New Industry Model Law.  See “—The Brazilian Power Industry—The New Industry Model Law”.

Group B consumers receive electricity at less than 2.3 kV (220V and 127V).  Tariffs for Group B consumers are charged for the tariff for using the distribution system and also for energy consumption.  Both are charged in R$/MWh.

The following tables set forth our average retail prices for each consumer category for 2013 and 2012.  These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2013 and 2012.

	Year ended December 31, 2013
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
	(R$/MWh)
Residential	362.57	351.98	430.59	345.40	391.18	389.56	286.82	478.59
Industrial	311.98	304.74	301.21	320.33	328.00	304.86	241.09	347.11
Commercial	320.44	328.12	416.85	358.88	368.54	365.49	267.43	428.69
Rural	180.39	210.91	221.40	207.09	225.19	228.55	174.64	248.85
Other	241.97	237.18	183.19	169.24	324.87	269.18	216.20	295.39
Total	317.96	321.24	323.81	286.17	329.32	332.46	248.96	382.16

	Year ended December 31, 2012
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
	(R$/MWh)
Residential	435.92	421.82	574.07	499.93	517.27	484.53	408.83	561.97
Industrial	337.54	323.62	387.23	369.94	405.36	342.09	287.36	366.44
Commercial	362.04	369.08	542.93	445.90	481.60	441.20	366.92	467.04
Rural	201.74	230.32	286.14	238.51	265.33	252.28	215.05	270.56
Other	268.94	263.54	212.53	199.61	343.06	313.66	263.45	322.24
Total	364.69	364.89	416.12	367.08	407.33	393.87	313.75	423.06

Under current regulations, residential consumers may be eligible to pay a reduced tariff (Tarifa Social de Energia Elétrica), or the TSEE.  Families eligible to benefit from the TSEE are (i) those registered with the Brazilian government’s Single Registry of Social Programs (Cadastro Único para Programas Sociais do Governo Federal) with monthly per capita income at or below half the national minimum wage and (ii) those who receive the Continued Social Assistance Provision Benefits (Benefício da Prestação Continuada da Assistência Social).  Discounts range from 10% to 65% on energy consumption varying from 30 kWh to 220 kWh per month.  In addition, these residential consumers are not required to pay the Proinfa Program charge or any extraordinary tariff approved by ANEEL.  Indigenous peoples and residents of traditional rural communities (quilombos) receive free electricity up to maximum consumption of 50 kWh.

TUSD.  The TUSD tariffs are set by ANEEL and consist of the three tariffs described under “Item 4.  Information on the Company—System Tariffs—TUSD”.  In 2013, tariff revenues for the use of our network by Free Consumers amounted to R$966 million.  The average tariff for the use of our network was R$55.78/MWh and R$89.07/MWh in 2013 and 2012, respectively, including the TUSD we charge to other distributors connected to our Distribution Networks.

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our consumers is determined by consumer and tariff categories.  Meter readings and invoicing take place on a monthly basis for Low Voltage consumers, with the exception of rural consumers, whose meters are read in intervals varying from one to two months, as authorized by relevant regulation.  Bills are issued from meter readings or, if meter readings are not possible, from the average of monthly consumption.  Low voltage consumers are billed within maximum three business days after the meter reading, with payment required minimum five business days after the invoice presentation date.  In case of nonpayment, we send the consumer a notice of nonpayment with the following month’s invoice and we allow the consumer up to 15 days to settle the amount owed to us.  If payment is not received within three business days after that 15‑day period, the consumer’s electricity supply may be suspended.  We may also take other measures, such as inclusion of the consumer in the list of debtors of credit reporting agencies, or extrajudicial or judicial collection through collection agencies.

High voltage consumers are read and billed on a monthly basis with payment required within five business days after the receipt of invoice.  In the event of nonpayment, we send the consumer a notice up to two business days, after the due date, giving a deadline of 15 days to make payment.  If payment is not made within three business days after that 15‑day period, the consumer’s service is discontinued.

According to data from ABRADEE for 2012, the percentage of customers in default of our three largest distribution subsidiaries compare favorably to the average for other major Brazilian electricity distributors.  For this purpose, consumers in default are consumers whose bills are up to 90 days overdue.  Bills due and outstanding for over 360 days are deemed unrecoverable.

Customer Service

We strive to provide high‑quality customer service to our distribution consumers.  We operate call centers at each of our distribution subsidiaries providing customer service 24 hours a day, 7 days a week.  In 2013, our call centers responded to approximately 10.7 million calls.  We also provide customer service through our Internet website, which handled approximately 15.0 million customer requests in 2013, and through our branch offices, which handled approximately 3.8 million customer requests in 2013.  The growth in electronic requests has allowed us to reduce our customer service costs and provide customer service through our call center to a larger number of customers without access to the Internet.  Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

Generation of Electricity

We are actively expanding our generating capacity.  In accordance with Brazilian regulation, revenues from generation are based mainly on Assured Energy of each facility, rather than its Installed Capacity or actual output.  Assured Energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement.  For certain companies, actual output is determined periodically by the ONS in view of demand and hydrological conditions.  Provided that a generation facility has sold its electricity and participates in the MRE, it will receive at least the revenue amount that corresponds to the Assured Energy, even if it does not actually generate all the energy.  Conversely, if a generation facility’s output exceeds its Assured Energy, its incremental revenue is equal only to the costs associated therewith.

Most of our Hydroelectric Power Plants are members of the MRE, a system by which hydroelectric generation facilities share the hydrological risks of the Interconnected Power System.  Our total Installed Capacity in our Conventional Generation and Renewable Generation segments (after accounting for the decrease in our participation in CPFL Renováveis as a result of its initial public offering in 2013) was 2,988 MW as of December 31, 2013.  Most of the electricity we produce comes from our Hydroelectric Power Plants.  We generated a total of 11,427 GWh in 2013, 10,570 GWh in 2012 and 9,638 GWh in 2011, in each case after accounting for the decrease in our participation in CPFL Renováveis as a result of its initial public offering in 2013.

Conventional Generation

Hydroelectric Power Plants

At December 31, 2013, our subsidiary CPFL Geração owned a 51.54% interest in the Assured Energy from the Serra da Mesa Power Plant.  Through its generation subsidiaries CERAN, BAESA, ENERCAN and Chapecoense, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves, 14 de Julho and Foz do Chapecó Power Plants, which have been operational since December 2004, November 2005, February 2007, March 2008, December 2008 and October 2010, respectively.  Through CPFL Jaguari Geração, we owned a 6.93% interest in the Assured Energy from the Luis Eduardo Magalhães Power Plant.

All Installed Capacity and Assured Energy numbers stated in the discussion below refer to the full capacity of the plant in question rather than our consolidated share of such energy, which reflects our interest in the plant.

Serra da Mesa.  Our largest Hydroelectric Facility in operation is the Serra da Mesa facility, which we acquired in 2001 from ESC (formerly VBC), one of our controlling shareholders.  Furnas began construction of the Serra da Mesa facility in 1985.  In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction.  Serra da Mesa currently consists of three Hydroelectric Facilities located on the Tocantins River in the state of Goiás.  The Serra da Mesa facility began operations in 1998 and has a total Installed Capacity of 1,275 MW.  The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility.  Under Furnas’ rental agreement with us, which has a 30‑year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028 even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires.  We sell all of such electricity to Furnas under an electricity purchase contract that expires in March 2014 at a price that was adjusted annually based on the IGP‑M.  After the expiration of this electricity purchase arrangement with Furnas, wich assures until 2028, the right to 51.54% of the Assured Energy of Serra da Mesa and the terms of our agreement of our right to such Energy are currently under discussion with Furnas.  Our share of the Installed Capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.  On April 27, 2012, the MME published Ordinance No. 262, which extended the concession held by Furnas to November 12, 2039.

CERAN Complex.  We own a 65.0% interest in CERAN, a subsidiary that was granted a 35‑year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex.  The other shareholders are CEEE (with 30.0%) and Desenvix (with 5.0%).  The CERAN hydroelectric complex consists of three Hydroelectric Power Plants:  Monte Claro, Castro Alves and 14 de Julho.  The complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul.  The entire CERAN Complex has an Installed Capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year, of which our share is 985.1 GWh/year.  We sell our participation in the Assured Energy of this complex to affiliates in our group.  These facilities are operated by CERAN, under CPFL Geração’s supervision.

•         Monte Claro (CERAN Complex).  Monte Claro’s first generating unit, which became operational in 2004, has Installed Capacity of 65 MW and the second generating unit, which became operational in 2006, also has an Installed Capacity of 65 MW, giving total Installed Capacity of 130 MW and Assured Energy of 516.8 GWh per year.

•         Castro Alves (CERAN Complex).  In March 2008, the first generation unit of the Castro Alves Power Plant became operational, with total Installed Capacity of 43.4 MW.  In April 2008, the second generation unit became operational, with Installed Capacity of 43.4 MW.  In June 2008, this plant became fully operational (when the third generation unit started operations), giving total Installed Capacity of 130 MW and annual Assured Energy of 560.6 GWh per year.

•         14 de Julho (CERAN Complex).  The first generation unit of the 14 de Julho Power Plant became operational in December 2008, and the second generation unit became fully operational in March 2009.  This plant has a total Installed Capacity of 100 MW and an annual Assured Energy of 438.0 GWh.

We are currently engaged in refurbishment of the CERAN complex.  We are installing equipment to assure the free flow of water in the three hydroelectric plants and therefore increase their availability.  In 2013, we completed refurbishment of the Monte Claro Hydroelectric Power Plant, and we expect to complete the remaining improvements in all CERAN facilities by the end of 2016.  In addition, we are currently discussing the possibility of transferring the Monte Claro substation to the Basic Network with ANEEL, which would eliminate its maintenance costs and our responsibility for operation of the related substation.

Barra Grande.  This facility became fully operational in May 2006 with a total Installed Capacity of 690 MW and total Assured Energy of 3,334.1 GWh per year.  CPFL Geração owns a 25.01% interest in this plant.  The other shareholders of the joint venture are Alcoa (42.18%), CBA (Companhia Brasileira de Alumínio) (15.00%), DME (Departamento Municipal de Eletricidade de Poços de Caldas) (8.82%), and Camargo Corrêa Cimentos S.A. (9.00%).  We sell our participation in the Assured Energy of this facility to affiliates in our group.

Campos Novos.  We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35‑year concession in May 2000 to construct, finance and operate the Campos Novos Hydroelectric Facility.  The plant was constructed on the Canoas River in the state of Santa Catarina, and became fully operational in May 2007 with a total Installed Capacity of 880 MW and Assured Energy of 3,310.4 GWh per year, of which our interest is 1,612.9 GWh per year.  The other shareholders of ENERCAN are CBA (24.73%), Votorantim Metais Níqueis S.A. (20.04%) and CEEE (6.51%).  The plant is operated by ENERCAN under CPFL Geração’s supervision.  This plant increased our Installed Capacity by 428.8 MW.  We sell our participation in the Assured Energy of this joint venture to affiliates in our group.

Foz do Chapecó.  We own a 51.0% interest in Chapecoense, a joint venture formed by a consortium of private and public sector companies that was granted a 35‑year concession in November 2001 to construct, finance and operate the Foz do Chapecó Hydroelectric Power Plant.  The remaining 49.0% interest in the joint venture is divided among Furnas, which holds a 40% interest, and CEEE, which holds a 9.0% interest.  The Foz do Chapecó Hydroelectric Power Plant is located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul.  The Foz do Chapecó Power Plant became fully operational in March 2011 with 855 MW of total Installed Capacity and Assured Energy of 3,784.3 GWh per year.  Of our 51% share in the Assured Energy of this project, we sell 40% to affiliates in our group and 11% through Agreements on Energy Commercialization in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.  In February 2012, we completed the installation of a lowering system in the Foz do Chapecó generating units.  Through this system, we helped the ONS control the reactive power in the region.  ANEEL will reimburse our investment in Foz do Chapecó in six years.  This may also allow us to increase our revenues, as we receive payments as the system is used.  In January 2013, at the request of ANEEL, we began the process of transferring the Foz do Chapecó substation and exclusive transmission lines to the Basic Network, thereby eliminating maintenance costs, responsibility for operation of these assets and reducing the transmission line energy loss factor (regulatory loss) from 1.61% to 0.29%, which resulted in a cost reduction of approximately R$8.4 million in 2013.

Luis Eduardo Magalhães.  We own a 6.93% interest in the Assured Energy from the Luis Eduardo Magalhães Power Plant, also known as UHE Lajeado.  The plant is located on the Tocantins river in the state of Tocantins, and became fully operational in November 2002 with a total Installed Capacity of 902.5 MW and Assured Energy of 4,613 GWh per year.  The plant was built by Investco S.A., a consortium comprised of Lajeado Energia, EDP (Energias de Portugal), CEB (Companhia Energética de Brasília) and Paulista Lajeado (which we acquired in 2007).

Thermoelectric Power Plants

We hold authorizations to operate three Thermoelectric Power Plants.  Termonordeste, which commenced operations in December 2010, and Termoparaíba, which commenced operations in January 2011, are powered by fuel oil from the EPASA complex, with total Installed Capacity of 341.6 MW and total Assured Energy of 2,169.0 GWh.  We own an aggregate 52.75% interest in Termonordeste and Termoparaíba.  The Termonordeste and Termoparaíba Thermoelectric Power Plants are located in the city of João Pessoa, in the state of Paraíba.  The electricity from these power plants was sold in CCEARs, and part of this energy was bought by our own distributors.

The Carioba facility has an Installed Capacity of 36 MW; however, it has been officially deactivated since October 19, 2011 as provided for in Order No. 4,101 of 2011.  We have applied to terminate the Carioba concession since ANEEL reduced the subsidy associated with the Fuel Usage Quota Account (Conta de Consumo de Combustível), or the CCC Account.  ANEEL has recommended that the MME terminates Carioba’s concession.  The MME is currently analyzing the request.

Small Hydroelectric Power Plants

At December 31, 2013, 12 of our 47 Small Hydroelectric Power Plants were under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras. These 12 Small Hydroelectric Power Plants reported their results within the Conventional Generation segment.  They consist of two groups of facilities:

•         Nine of these facilities were originally managed together with their associated distribution companies within our Distribution segment.  Law No. 12,783 of January 11, 2013 specified the conditions for the renewal of generation, transmission and distribution concessions obtained under articles 17, 19 or 22 of Law No. 9,074 of July 7, 1995.  Under Law No. 12.783, these concessions may be extended once, at the discretion of the Brazilian government, for up to 30 years, in order to ensure the continuity and efficiency of the services rendered and low tariffs.  In addition, Law No. 12,783 provided that holders of concessions that were due to expire in 2015, 2016 and 2017 could apply for early renewal in 2013, subject to certain conditions.  However, Resolution No. 521/12 published by ANEEL on December 14, 2012 established that the generation concessions to be renewed under Law No. 12,783 must be partitioned into separate operating entities where the Installed Capacity of the original concessionaire entity exceeded 1 MW.  On October 10, 2012, in anticipation of Law 12,783, we applied for early renewal of the concessions held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, which were originally granted in 1999 for a 16‑year term.  In application of the partition requirement under Resolution No. 521/12, we were required to separate the generation and distribution activities of three of the plants, Rio do Peixe I and II and Macaco Branco, whose generation facilities were transferred to CPFL Centrais Geradoras on August 29, 2013.  At that time, our Management decided for operational reasons to partition the generation and distribution activities of the remaining six facilities held by the five distribution subsidiaries (Santa Alice, Lavrinha, São José, Turvinho, Pinheirinho and São Sebastião), the generation facilities of which were also transferred to CPFL Centrais Geradoras.

•         The remaining three facilities, Cariobinha, Salto do Pinhal and Ponte do Silva are held by CPFL Geração and have been held there since their concession contracts were signed.

On December 4, 2012, the concessions of the Rio do Peixe I and II and Macaco Branco Small Hydroelectric Power Plants were renewed for 30 years under Law No. 12,783.  The renewal of these concessions was subject to the following conditions:

(i)            The energy generated must be sold to all distribution companies in Brazil according to quotas defined by ANEEL (previously, energy was sold only to the related distribution subsidiary).

(ii)           The concessionaire’s annual revenue is set by ANEEL, subject to tariff reviews (previously, the energy prices were defined contractually and adjusted according to the IPCA).

(iii)          The assets that remained unamortized at the renewal date would be indemnified, and the indemnification payment would not be considered as annual revenue.  The remuneration relating to new assets or existing assets that were not indemnified would be considered as annual revenue.  Rio do Peixe I and II received a total of R$34.4 million in indemnification payments.  The assets of Macaco Branco had been fully amortized, and therefore generated no indemnification payment.

The following table sets forth certain information relating to our principal conventional generation facilities in operation and the Small Hydroelectric Power Plants that reported their results within the Conventional Generation segment as of December 31, 2013:

	Holding company	Partic.	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
			Our share	TOTAL	Our share	TOTAL
Hydroelectric plants:
Serra da Mesa	CPFL Geração	51.54%	657.1	1,275.0	3,029.5	5,878.0	1998		2028(1)
Monte Claro	CPFL Geração	65%	84.5	130.0	335.9	516.8	2004		2036
Barra Grande	CPFL Geração	25.01%	172.6	690.0	833.9	3,334.1	2005		2036
Campos Novos	CPFL Geração	48.72%	428.7	880.0	1,612.8	3,310.4	2007		2035
Castro Alves	CPFL Geração	65%	84.5	130.0	364.4	560.6	2008		2036
14 de Julho	CPFL Geração	65%	65.0	100.0	284.7	438.0	2008		2036
Luis Eduardo Magalhães	CPFL Jaguari de Geração	6.93%	62.5	902.5	319.7	4,613.0	2001		2032
Foz do Chapecó	CPFL Geração	51%	436.1	855.0	1,930.0	3,784.3	2010		2036
SUBTOTAL ‑ Hydroelectric plants			1,991.0		8,710.9

Thermoelectric plants:
Carioba	CPFL Geração	100%	36.0	36.0	93.7	93.7	1954		2027(2)
EPASA
Termonordeste	CPFL Geração	52.75%	90.1	170.8	572.1	1,084.5	2010		2042
Termoparaíba	CPFL Geração	52.75%	90.1	170.8	572.1	1,084.5	2011		2042
SUBTOTAL ‑ Thermoelectric plants			216.2		1,237.8

Small Hydroelectric Plants
Cariobinha	CPFL Geração	100%	1.3	1.3	‑				2027(2)
Salto do Pinhal	CPFL Geração	100%	0.6	0.6	‑				2027(2)(3)
Ponte do Silva	CPFL Geração	100%	0.1	0.1	‑				2027(2)(3)
Lavrinha	CPFL Centrais Geradoras	100%	0.3	0.3	(4)				(3)
Macaco Branco	CPFL Centrais Geradoras	100%	2.4	2.4	14.5				2042
Pinheirinho	CPFL Centrais Geradoras	100%	0.6	0.6	(4)				(3)
Rio do Peixe I	CPFL Centrais Geradoras	100%	3.1	3.1	‑				2042
Rio do Peixe II	CPFL Centrais Geradoras	100%	15.0	15.0	46.9				2042
Santa Alice	CPFL Centrais Geradoras	100%	0.6	0.6	(4)				(3)
São José	CPFL Centrais Geradoras	100%	0.8	0.8	(4)				(3)
São Sebastião	CPFL Centrais Geradoras	100%	0.7	0.7	(4)				(3)
Turvinho	CPFL Centrais Geradoras	100%	0.8	0.8	(4)				(3)
SUBTOTAL – Small Hydroelectric Plants			26.3		61.4
TOTAL – Conventional Generation			2,233		10,010

(1) The concession for Serra da Mesa is held by Furnas.  We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30-year rental agreement.

(2) Power plants which are not active.

(3) Hydroelectric projects with an Installed Capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.

(4) Power plants that currently do not have Assured Energy approved by the MME.  We have recently requested ANEEL and the MME approve the parameters of reference used to calculate the Assured Energy for these power plants; however, until the approval of Assured Energy at these plants is published, energy produced by these plants will be sold in the spot market.

Renewable Generation

At December 31, 2013, through our subsidiary CPFL Geração, we owned a 58.84% interest in CPFL Renováveis, a company resulting from an association with ERSA, which holds our subsidiaries engaged in the generation of electricity from renewable sources.  Through CPFL Renováveis, in August 2011, we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.  We have fully consolidated CPFL Renováveis in our financial statements since August 1, 2011.  CPFL Renováveis carried out its initial public offering in July 2013, resulting in a decrease in our shareholding from 63% to 58.84%.

CPFL Renováveis invests in independent renewable energy production sources with low environmental and social impact, such as Small Hydroelectric Power Plants, wind farms, biomass‑fueled thermoelectric plants and photovoltaic solar plants, focusing exclusively on the Brazilian market.  CPFL Renováveis has extensive experience in the development, acquisition, construction and operation of electricity generating plants using renewable energy sources.  CPFL Renováveis operates in the four main segments of the renewable energy generation industry in Brazil:  Small Hydroelectric Power Plants, wind farms, biomass‑fueled thermoelectric plants and photovoltaic solar plants.  CPFL Renováveis operates in eight Brazilian states and its business contributes to the local and regional economic and social development.

At the date of this Annual Report, CPFL Renováveis consists of the generation entities described below.

All Installed Capacity and Assured Energy numbers stated in the discussion below refer to the full capacity of the plant in question rather than our consolidated share of such energy, which reflects our interest in the plant.

•         24 subsidiaries involved in the generation of electric energy through 35 Small Hydroelectric Power Plants in operation, with aggregate Installed Capacity of 326 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais and Mato Grosso.

•         37 subsidiaries involved in the generation of electric energy from wind sources, of which (i) 22 farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational or generating revenues and have aggregate Installed Capacity of 719 MW, and (ii) the remaining 15 farms are under construction, scheduled to commence operations between 2014 and 2018, and are expected to have aggregate Installed Capacity of approximately 383 MW.

•         Eight subsidiaries involved in the generation of electric energy from biomass, all of which are operational, with total Installed Capacity of 370 MW, located in the states of Minas Gerais, Paraná, São Paulo and Rio Grande do Norte.  On August 27, 2010, CPFL Bioenergia’s Baldin plant, our first sugarcane bagasse‑powered plant started operations, with 45 MW of total Installed Capacity.  CPFL Bio Formosa began operations on September 2, 2011, with total Installed Capacity of 40 MW.  CPFL Bio Buriti became operational on October 7, 2011 with total Installed Capacity of 50 MW.  Bio Ipê became operational on May 17, 2012 with total Installed Capacity of 25 MW.  Bio Pedra became operational on May 31, 2012 with total Installed Capacity of 70 MW.  On October 18, 2012, we completed the acquisition of the Ester Thermoelectric Power Plant, which has total Installed Capacity of 40 MW.  CPFL Bio Coopcana and CPFL Bio Alvorada, each with 50 MW of total Installed Capacity, began operations on August 28, 2013 and November 11, 2013, respectively.

•         One subsidiary involved in the generation of electric energy from a solar power plant, Tanquinho which is located in the state of São Paulo and has total Installed Capacity of 1.1 MWp.  Tanquinho started operations on November 27, 2012 and is expected to generate approximately 1.6 GWh/year.

Existing Installed Capacity

The following describes our existing and operational renewable generation plants:

Small Hydroelectric Power Plants

Small Hydroelectric Power Plants are plants with generation capacity between 1MW and 30MW and a reservoir area of up to three square kilometers.  A typical Small Hydroelectric Power Plant reservoir does not allow for a continuous water flow.  Without a continuous water flow, Small Hydroelectric Power Plants operate under a “trickle” system.  Frequently, Small Hydroelectric Power Plants experience idleness when the available water flow is less than the turbine capacity.  If flows are greater than the equipment’s capacity, water is “spilled”.  Small Hydroelectric Power Plants may participate in the MRE, and the amount of energy sold by the power plant depends solely on its certificate of guarantee and does not depend on its individual energy production.  Most Small Hydroelectric Power Plants are built on medium‑sized rivers with considerable depth variations, generating enough hydraulic energy to power small turbines.

CPFL Renováveis operates 35 of our 47 Small Hydroelectric Power Plants primarily under the concession regime and the authorization regime, all located in the state of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina and Rio Grande do Sul.

There have been various revisions to CPFL Renováveis’ Assured Energy, which were mainly reductions in Assured Energy primarily due to reductions in operational performance.

The automation of these power plants allows us to carry out control, supervision and operations remotely.  Since CPFL Energia acquired the CPFL Renováveis renewable business, we have established an operational center for the management and monitoring of our power plants in the city of São Paulo and in Fortaleza (in the state of Ceará).  We have also established an operational center to manage and monitor our wind farms, so that the entire production cycle of the plants is now remotely controlled in real time.

Biomass Thermoelectric Power Plants

Biomass‑fueled thermoelectric plants are generators that use the combustion of organic matter for the production of energy.  This organic matter may include products such as sugar cane bagasse, vegetable coal, biogas, black liquor, rice husk and wood chips.  Energy fueled by biomass is renewable and pollutes less than other energy forms, such as those obtained from the use of fossil fuels (petroleum and mineral coal).  The construction period of biomass‑fueled thermoelectric plants is shorter than that of Small Hydroelectric Power Plants (from one to two years, on average).  The necessary investment per installed MW for the construction of a biomass‑fueled thermoelectric plant is proportionally lower than the investment for construction of a Small Hydroelectric Power Plant.  On the other hand, the operation of a biomass‑fueled thermoelectric plant is generally more complex, as it involves the acquisition, logistics and construction of organic matter used for power generation.  For this reason, the operational costs of biomass‑fueled thermoelectric plants tend to be higher than the operational costs of Small Hydroelectric Power Plants.

Despite being more complex, biomass‑fueled thermoelectric plants benefit from:  (i) expedited environmental licensing; (ii) abundant fuel in Brazil, which may come from sub‑products of other activities (e.g. wood chips); and (iii) proximity to consumers, reducing transmission costs.  Fuel acquisition and logistics costs are significantly lower for biomass‑fueled thermoelectric plants compared to Thermoelectric Power Plants from non‑renewable sources.  Despite being eligible for the Clean Development Mechanism established by the Kyoto Protocol (Mecanismo de Desenvolvimento Limpo), or MDL, and having the potential to generate carbon credits, biomass‑fueled thermoelectric plants have encountered difficulties in obtaining approval for projects due to the methodology of the approval process.  CPFL Renováveis has been developing projects focusing on the open market.

We currently have eight biomass‑fueled thermoelectric plants under the authorization regime, located in the states of São Paulo, Minas Gerais, Rio Grande do Norte and Paraná.

CPFL Bioenergia.  In partnership with Baldin Bioenergia, we have constructed a co‑generation plant in the city of Pirassununga, in the state of São Paulo, which became operational in August 2010.  This co‑generation plant has total Installed Capacity of 45.0 MW.  The plant has an Assured Energy of 112.1 GWh and all of this electricity has been sold to CPFL Brasil.

CPFL Bio Formosa.  In 2009, CPFL Brasil established the Baia Formosa power plant (CPFL Bio Formosa), with total Installed Capacity of 40 MW.  The CPFL Bio Formosa plant began operations in September 2011.   Approximately 11 MW of energy were sold in the A-5 auction (see “—The Brazilian Power Industry—The New Industry Model Law —Auctions on the Regulated Market”), with CCEARs in force until 2025.

CPFL Bio Buriti.  In March 2010, CPFL Bio Buriti (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The CPFL Bio Buriti plant began operations in October 2011.  The total Installed Capacity of this plant is 50 MW.  CPFL Bio Buriti has an associated PPA of 184.1 GWh in force until 2030 with CPFL Brasil.

CPFL Bio Ipê.  In March 2010, CPFL Bio Ipê (which was formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The CPFL Bio Ipê plant began operations in May 2012.  The total Installed Capacity of this plant is 25 MW.  This project has an associated PPA of 71.7 GWh in force until 2030 and the energy has been entirely sold to CPFL Brasil.

CPFL Bio Pedra.  In March 2010, CPFL Bio Pedra (which we formed to develop electric energy generation projects using sugar cane bagasse) executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  Bio Pedra started operations in May 2012 with total Installed Capacity of 70 MW and Assured Energy of 213.7 GWh.  The electricity from Bio Pedra has been sold through an auction held in 2010, with CCEARs in force until 2027.

CPFL Bio Ester.  In October 2012, CPFL Renováveis completed the acquisition of the electrical energy and steam co‑generation assets of SPE Lacenas Participações Ltda., which controlled the Ester Thermoelectric Power Plant, located in the municipality of Cosmópolis in the state of São Paulo.  Around 7 MW average of co‑generation energy from the  Ester Thermoelectric Power Plant was commercialized in the 2007 alternative energy sources auction, for a period of 15 years and at an average selling price of R$192.00  per MWh (as at December 31, 2013).  The remaining 2.8 MW of energy was sold on the free market for 21 years.

CPFL Coopcana.  The construction of UTE Coopcana began in 2012 in the city of São Carlos do Avaí, in the state of Paraná, and operations started on August 28, 2013.  The total Installed Capacity of UTE Alvorada is of 50 MW and Assured Energy is 157.7 GWh.  This project has an associated PPA in force until 2033 with CPFL Brasil.

CPFL Alvorada.  The UTE Alvorada plant is located in the city of Araporã, in the state of Minas Gerais, began operations in November 2013.  The total Installed Capacity of UTE Alvorada is 50 MW and Assured Energy is 158.6 GWh.  This project has an associated PPA in force until 2032 with CPFL Brasil.

Solar Power Plant

Tanquinho.  The Tanquinho solar power plant, in the state of São Paulo, started operations in November 2012, with total Installed Capacity of 1.1 MWp.  We expect Tanquinho to generate approximately 1.6 GWh per year.

Wind Farms

Wind power is derived from the force of the wind passing over the blades of a wind turbine, causing the turbine to spin.  The amount of mechanical power that is transferred and the potential of electricity to be produced are directly related to the density of the air, the area covered by the blades of the wind turbine and the wind speed and height of each wind turbine.

The construction of a wind farm is less complex than the construction of Small Hydroelectric Power Plants, consisting of the preparation of the foundation and installation of wind turbines, which are assembled on site by the suppliers.  The construction period of a wind farm is shorter than that of a Small Hydroelectric Power Plant, ranging from 18 months to two years, on average, and the investment per installed MW for the construction of a wind farm is proportionally lower than the investment for construction of a Small Hydroelectric Power Plant.  In contrast, the operation may be more complex and there are more risks associated with the variability of winds, especially in Brazil, where there is little history of wind measurement.

Certain regions of Brazil are more favorable in terms of wind speed, with higher average speeds and lower volatility as measured by speed variation, allowing for more predictability in the volume of wind energy to be produced.  Wind farms operate in a complementary manner with hydroelectric plants, since wind speed is usually higher in drought periods and it is therefore possible to preserve water from reservoirs in scarce rain periods.  The complementary operation of wind farms and Small Hydroelectric Power Plants should allow us to “stock up” on electric power in the Small Hydroelectric Power Plants’ reservoirs during period of high wind power generation.  Estimates of the 2001 Wind Potential Atlas (Atlas do Potencial Eólico) (the latest study on the subject) indicate a wind energy potential of 143 GW in Brazil, a volume that greatly exceeds the country’s current total Installed Capacity of 3.4 GW as of December 31, 2013, signaling a high growth potential in this segment.  Wind farms are also eligible for MDL and have the potential to generate carbon credits for sale.

We currently have 22 wind farms under the authorization regime, located in Ceará, Rio Grande do Norte and Rio Grande do Sul.

Praia Formosa:  Praia Formosa Wind Farm, in the state of Ceará, began operations in August 2009.  It has an Installed Capacity of 105 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The PPA is in force until August 2029.

Icaraizinho:  Icaraizinho Wind Farm, in the state of Ceará, began operations in October 2009.  It has an Installed Capacity of 54.6 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The PPA is in force until October 2029.

Foz do Rio Choró:  Foz do Rio Choró Wind Farm, in the state of Ceará, began operations in January 2009.  It has an Installed Capacity of 25.2 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The PPA is in force until June 2029.

Paracuru:  Paracuru Wind Farm, in the state of Ceará, began operations in November 29, 2008.  It has an Installed Capacity of 25.2 MW and an associated PPA in force until November 2028.

Taíba Albatroz:  Taíba Albatroz Wind Farm, in the state of Ceará, has an Installed Capacity of 16.8 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Taíba Albatroz Wind Farm was concluded in June 2012.

Bons Ventos:  Bons Ventos Wind Farm, in the state of Ceará, has an Installed Capacity of 50.4 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Bons Ventos Wind Farm was concluded in June 2012.

Canoa Quebrada:  Canoa Quebrada Wind Farm, in the state of Ceará, has an Installed Capacity of 58.8 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Canoa Quebrada Wind Farm was concluded in June 2012.

Enacel:  Enacel Wind Farm, in the state of Ceará, has an Installed Capacity of 31.5 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Enacel Wind Farm was concluded in June 2012.

Santa Clara Complex:  Santa Clara Complex, in the state of Rio Grande do Norte, comprises seven wind farms with an Installed Capacity of 188 MW and an associated CCEAR in force until June 2032.  The Santa Clara wind farms sold their energy through the 2009 Reserve Energy Auction.  Although construction of the transmission line is not yet complete, these wind farms are ready to start generating energy and have therefore been receiving revenues since July 2012, since the PPAs included in Brazilian power auctions are required to provide that the generation entity will be paid if it meets its obligations on time, even if transmission has not been provided.

Campo dos Ventos II Wind Farm.  In 2010, CPFL Geração acquired Campo dos Ventos II Wind Farm (CPFL Renováveis currently holds this investment) in the cities of João Câmara and Parazinho, in the state of Rio Grande do Norte, which began operations in September 2013.  This wind farm has an Installed Capacity of 30 MW and Assured Energy of 131.4 GWh.  The electricity from Campo dos Ventos II has been sold through an auction held in 2010, with PPAs in force until August 2033. Although construction of the transmission line is not yet complete, these wind farms are ready to start generating energy and have therefore been receiving revenues since September 2013, as described previously on “Overview”.

Rosa dos Ventos Wind Farm.  In June 2013, CPFL Renováveis acquired Rosa dos Ventos Wind Farm, located in the state of Ceará.  This wind farm has an Installed Capacity of 13.7 MW and the electricity produced by Rosa dos Ventos is subject to an agreement with Eletrobras under the Proinfa Program.

Atlântica.  The Atlântica Complex consists of the Atlântica I, II, IV and V Wind Farms.   Certain of this complex’s units began operations in 2013, and full operations at the complex began on March 22, 2014.  The Complex  has   an aggregate Installed Capacity of 120 MW and aggregate Assured Energy of 461.7 GWh.    The electricity from these wind farms has been sold through an alternative energy auction held in 2010, with CCEARs in force until 2033.

The following table sets forth certain information relating to our principal renewable facilities in operation as of December 31, 2013:

	Holding company	Partic.	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
			Our share	TOTAL	Our share	TOTAL
Small Hydroelectric plants:
Americana	CPFL Renováveis	58.84%	17.7	30.0	41.8	71.0	1949	2002	2027
Andorinhas	CPFL Renováveis	58.84%	0.3	0.5	2.2	3.7	1940		(1) (3)
Buritis	CPFL Renováveis	58.84%	0.5	0.8	1.8	3.1	1922		2027 (2)
Capão Preto	CPFL Renováveis	58.84%	2.5	4.3	11.8	20.0	1911	2008	2027
Chibarro	CPFL Renováveis	58.84%	1.5	2.6	8.3	14.1	1912	2008	2027
Dourados	CPFL Renováveis	58.84%	6.4	10.8	36.0	61.2	1926	2002	2027
Eloy Chaves	CPFL Renováveis	58.84%	11.1	18.8	59.7	101.5	1954	1993	2027
Esmeril	CPFL Renováveis	58.84%	2.9	5.0	14.8	25.2	1912	2003	2027
Gavião Peixoto	CPFL Renováveis	58.84%	2.8	4.8	18.7	31.7	1913	2007	2027
Guaporé	CPFL Renováveis	58.84%	0.4	0.7	2.9	4.9	1950		(1) (3)
Jaguari	CPFL Renováveis	58.84%	6.9	11.8	23.2	39.4	1917	2002	2027
Lençóis	CPFL Renováveis	58.84%	1.0	1.7	5.4	9.1	1917	1988	2027
Monjolinho	CPFL Renováveis	58.84%	0.4	0.6	0.6	1.0	1893	2003	2027
Pinhal	CPFL Renováveis	58.84%	4.0	6.8	19.1	32.4	1928	1993	2027
Pirapó	CPFL Renováveis	58.84%	0.5	0.8	3.0	5.1	1952		(3)
Saltinho	CPFL Renováveis	58.84%	0.5	0.8	3.8	6.4	1950		(3)
Salto Grande	CPFL Renováveis	58.84%	2.7	4.6	13.3	22.6	1912	2003	2027
Socorro	CPFL Renováveis	58.84%	0.6	1.0	1.5	2.5	1909	1994	2027 (2)
Santana	CPFL Renováveis	58.84%	2.5	4.3	13.5	23.0	1951	2002	2027
Três Saltos	CPFL Renováveis	58.84%	0.4	0.6	2.8	4.7	1928		2027 (2)
São Joaquim	CPFL Renováveis	58.84%	4.8	8.1	26.1	44.4	1911	2002	2027
Diamante	CPFL Renováveis	58.84%	2.5	4.2	8.2	14.0	2005		2019
Santa Luzia	CPFL Renováveis	58.84%	16.8	28.5	94.9	161.4	2007		2037
Arvoredo	CPFL Renováveis	58.84%	7.6	13.0	40.0	68.1	2010		2037
Alto Irani	CPFL Renováveis	58.84%	12.4	21.0	70.6	120.0	2008		2032
Plano Alto	CPFL Renováveis	58.84%	9.4	16.0	52.9	90.0	2008		2032
Barra da Paciência	CPFL Renováveis	58.84%	13.5	23.0	76.7	130.4	2011		2029
Cocais Grande	CPFL Renováveis	58.84%	5.9	10.0	26.4	44.9	2009		2029
Corrente Grande	CPFL Renováveis	58.84%	8.2	14.0	44.0	74.7	2011		2030
Ninho da Águia	CPFL Renováveis	58.84%	5.9	10.0	33.5	56.9	2011		2029
Paiol	CPFL Renováveis	58.84%	11.8	20.0	56.8	96.5	2010		2032
São Gonçalo	CPFL Renováveis	58.84%	6.5	11.0	39.2	66.6	2010		2030
Varginha	CPFL Renováveis	58.84%	5.3	9.0	27.8	47.2	2010		2029
Várzea Alegre	CPFL Renováveis	58.84%	4.4	7.5	25.2	42.7	2011		2029
Salto Góes	CPFL Renováveis	58.84%	11.8	20.0	57.2	97.2	2012		2043
SUBTOTAL ‑ Small Hydroelectric Power Plants (our share)			192		964

Thermoelectric biomass plants:
Baldin (CPFL Bioenergia)	CPFL Renováveis	58.84%	26.5	45.0	66.0	112.1	2010		2039
Bio Buriti	CPFL Renováveis	58.84%	29.4	50.0	108.3	184.1	2011		2040
Bio Formosa	CPFL Renováveis	58.84%	23.5	40.0	56.7	96.4	2011		2032
Bio Ipê	CPFL Renováveis	58.84%	14.7	25.0	42.2	71.7	2012		2041
Bio Pedra	CPFL Renováveis	58.84%	41.2	70.0	125.8	213.7	2012		2047
Bio Ester	CPFL Renováveis	58.84%	23.5	40.0	52.6	89.4	2010		2045
Bio Alvorada	CPFL Renováveis	58.84%	29.4	50.0	93.3	158.6	2013		2042
Bio Coopcana	CPFL Renováveis	58.84%	29.4	50.0	92.8	157.7	2013		2042
SUBTOTAL ‑ Thermoelectric biomass plants (our share)			217		638

Wind farm plants
Praia Formosa	CPFL Renováveis	58.84%	61.8	105.0	148.6	252.6	2009		2033
Icaraizinho	CPFL Renováveis	58.84%	32.1	54.6	113.8	193.4	2009		2033
Choró	CPFL Renováveis	58.84%	14.8	25.2	38.0	64.6	2009		2033
Paracuru	CPFL Renováveis	58.84%	14.8	25.2	64.8	110.2	2008		2036
Taiba	CPFL Renováveis	58.84%	9.9	16.8	34.6	58.8	2008		2032
Bons Ventos	CPFL Renováveis	58.84%	29.7	50.4	84.4	143.4	2010		2033
Canoa Quebrada	CPFL Renováveis	58.84%	34.6	58.8	124.1	210.9	2010		2032
Enacel	CPFL Renováveis	58.84%	18.5	31.5	52.7	89.6	2010		2032
Santa Clara I	CPFL Renováveis	58.84%	17.7	30.0	70.6	120.0	2011		2045
Santa Clara II	CPFL Renováveis	58.84%	17.7	30.0	65.5	111.3	2011		2045
Santa Clara III	CPFL Renováveis	58.84%	17.7	30.0	64.4	109.5	2011		2045
Santa Clara IV	CPFL Renováveis	58.84%	17.7	30.0	63.4	107.7	2011		2045
Santa Clara V	CPFL Renováveis	58.84%	17.7	30.0	63.9	108.6	2011		2045
Santa Clara VI	CPFL Renováveis	58.84%	17.7	30.0	62.9	106.9	2011		2045
Eurus VI	CPFL Renováveis	58.84%	4.7	8.0	16.0	27.2	2011		2045
Campo dos Ventos II	CPFL Renováveis	58.84%	17.7	30.0	77.3	131.4	2013		2045
SUBTOTAL ‑ Wind farms (our share)			344		1,145

Solar power plant
Tanquinho	CPFL Renováveis	58.84%	0.6	1.1	1.0	1.66	2012		-
SUBTOTAL – Solar power plant (our share)			0.6		1.0

TOTAL (our share only)			755		2,748

(1) Power plants which are not active.
(2) Hydroelectric projects with an Installed Capacity equal to or less than 1,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.
(3) Power plants that currently do not have Assured Energy approved by the MME.  We have recently requested ANEEL and the MME approve the parameters of reference used to calculate the Assured Energy for these power plants; however, until the approval of Assured Energy at these plants is published, energy produced by these plants will be sold in the spot market.

Expansion of Installed Capacity

Demand for electricity in our distribution concession areas continues to grow.  To address this increase in demand, and to improve our margins, we are expanding our Installed Capacity in renewable generation.  CPFL Renováveis is constructing the Macacos I, São Benedito, Campo dos Ventos and Pedra Cheirosa Wind Farm Complexes, which are expected to have an aggregate Installed Capacity of 383 MW (of which our consolidated share will be 225 MW).  We expect that the total generating capacity from these facilities will become fully operational by the end of 2018.

The following table sets forth information regarding these renewable generation construction projects:

Plants under development	Estimated Installed Capacity	Estimated Assured Energy	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available	Estimated Assured Energy Available to us
	(MW)	(GWh/yr)			(%)		(GWh/yr)
Wind Farms
Macacos I Wind Farms (4 companies)(1)	78	328.5	2010	2014	58.84	46	193.3
São Benedito Wind Farms (6 companies)(2)	172	779.6	2012	2016	58.84	101	458.7
Campo dos Ventos Wind Farms (3 companies)(3)	82	352.2	2012	2016	58.84	48	207.2
Pedra Cheirosa Wind Farms (2 companies)(4)	51	228.6	2016	2018	58.84	30	134.4
TOTAL	383	1,688.9				225	993.8

(1) Macacos, Pedra Preta, Costa Branca and Juremas.
(2) Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho.

(3) Campo dos Ventos I, III, V.

(4) Pedra Cheirosa I and II.

Macacos I.  The Macacos I Complex consists of the Macacos, Pedra Preta, Costa Branca and Juremas Wind Farms, which are expected to have an aggregate Installed Capacity of 78 MW and aggregate Assured Energy of 328.5 GWh.  The construction of these wind farms has already started and operations are scheduled to commence in the second  quarter of 2014.  The electricity from these wind farms has been sold through an alternative energy auction held in 2010, with CCEARs starting in 2014 and in force until 2034.

São Benedito.  The São Benedito Complex consists of the Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, São Domingos, Ventos do São Martinho and Santa Úrsula Wind Farms, which are expected to have an aggregate Installed Capacity of 172 MW and aggregate Assured Energy of 779.6 GWh.  The São Domingos and Ventos de São Martinho Wind Farms, previously part of the Campo dos Ventos Complex, were allocated to the São Benedito Complex in order to increase synergies.  Operations are scheduled to start in the second half of 2016.  This project has a PPA in force until 2034.

Campo dos Ventos.  The Campo dos Ventos I, III and V Wind Farm projects were acquired by CPFL Geração in 2010.  Operations are scheduled to start in the first half of 2016.  The wind farms will have Installed Capacity of 82 MW and Assured Energy of 352.2 GWh.  This project has a PPA in force until 2033.

Pedra Cheirosa.  The Pedra Cheirosa Complex is comprised of the Pedra Cheirosa I e Pedra Cheirosa II Wind Farms, which will have an aggregate Installed Capacity of 51.3 MW and aggregate Assured Energy of 228.6 GWh.  The contracts arising from this trade shall be executed with the electric energy distributors that stated themselves to be energy buyers at that auction. The duration of these contracts shall be 20 years, and the start of energy supply shall take place on January 01, 2018. The batches were sold at the average price of R$ 125.04 per MWh, with annual adjustments by the IPCA.

Electricity Commercialization, Services and Other

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

Services

Through CPFL Serviços, we offer our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  Our main electricity‑related services include:

•         Transmission networks:  CPFL Serviços plans, constructs, commissions and provides electricity to substations and transmission lines in line with each consumer’s needs and growth expectations and in accordance with rigorous safety criteria, aiming for an optimal use of resources.

•         Distribution networks:  CPFL Serviços plans and constructs electric energy distribution system networks, including above‑ and underground electricity grids, medium‑voltage sub‑stations and transformers, industrial plants and lighting solutions.  We have significant experience in the market and familiarity with the various technical standards applicable in different regions of Brazil.  As a result, we are able to bring quality and technologically‑advanced energy solutions.

•         Electric network maintenance:  CPFL Serviços  offers maintenance services on medium‑ and high‑voltage networks on one‑time or periodic basis with rapid diagnosis and precise service.  We also perform renovation of sub‑stations, maintenance services for generating units and work on live‑wire networks.

•         Self‑production networks:  The self‑production networks offered by CPFL Serviços consist of electric energy production alternatives.  They ensure supply of energy to consumers, diversify inputs and reduce costs.  We offer diesel and natural gas generators that operate only in peak periods, which reduce our customers’ electricity costs.  Our natural gas co‑generation activities include the simultaneous and sequential production of electric and thermoelectric energy using a single fuel type.  We also offer solutions in acclimatization and energy‑efficiency projects, as well as distributed generation of solar energy.

•         Equipment recovery:  CPFL Serviços has experience in refurbishing electric assets in order to restore their efficiency.  Our familiarity with refurbishing equipment also allows us to produce distribution and high‑power transformers.  In addition, we self‑produce and fabricate measurement panels, as well as panels for protection and command networks.

•         CPFL Atende:  CPFL Atende is a contact center and customer relationship company, created to provide services both for companies within our group and for other companies.  Among these services are face‑to‑face service, back office services, credit recovery, toll free customer support, ombudsman services, service desks and sales.

•         CPFL Total:  CPFL Total is a collections and onlending company that offers bill payment services for water, electric power, telephone, bank and cable television bills.  CPFL is also equipped to issue back copies of electric power bills, change billing preferences and top up prepaid cellphone cards.  CPFL Total also provides the “Serviço em Conta”, which enables us to charge business customers for additional products and services through their electricity bills.

•         CPFL Nect:  CPFL Nect is a company created to provide administrative services such as human resources, materials purchasing and logistics, maintenance and operation of IT systems and administrative infrastructure for the companies within our group.  CPFL Nect aims to standardize processes and achieve productivity gains.

Competition

We face competition from other generation and commercialization companies in the sale of electricity to Free Consumers.  Distribution and Transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Brazilian law and our concession agreements provide that all of our distribution and hydroelectric concessions or authorizations can be renewed once with approval from the MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services or hydropower exploitation are met.  We intend to apply for the extension of each concession upon its expiration.  We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions.  The Brazilian government has absolute discretion over whether to renew existing concessions, and the acquisition of certain concessions by competing investors could adversely affect our results of operations.

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

Certain projects such as wind farms, small scale Hydroelectric Power Plants and Thermoelectric Power Plants are implemented through an authorization awarded by the granting authority without the need for a public bidding process (unlike concessions).  Renewal of these authorizations is also at the discretion of ANEEL and is decided on a case‑by‑case basis.  ANEEL must provide justification for its decisions and any renewal must foster the public interest.

For further information about concessions and authorizations, see “The Brazilian Power Industry—Concessions”.

Concessions

We operate under concessions granted by the Brazilian government through ANEEL for our generation, transmission and distribution businesses.  We have the following concessions with respect to our distribution and transmission business:

Concession no.	Concessionaire	State	Term
014/1997	CPFL Paulista	São Paulo	30 years from November 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 1997
021/1999	CPFL Santa Cruz	São Paulo and Paraná	16 years (from February 1999 to July 2015)
015/1999	CPFL Jaguari	São Paulo	16 years (from February 1999 to July 2015)
017/1999	CPFL Mococa	São Paulo and Minas Gerais	16 years (from February 1999 to July 2015)
018/1999	CPFL Leste Paulista	São Paulo	16 years (from February 1999 to July 2015)
019/1999	CPFL Sul Paulista	São Paulo	16 years (from February 1999 to July 2015)
003/2013	CPFL Transmissão	São Paulo	30 years (from February 2013 to February 2043)

The table below summarizes the concessions relative to our generation business.  In addition to these concessions, CPFL Centrais Geradoras, as an Independent Power Producer with generating capacity of less than 1,000 kW, operates under a regulatory authorization rather than a concession agreement.

Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and Rio Grande do Sul	35 years from November 2001	At the discretion of ANEEL
036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May 2001	At the discretion of ANEEL
008/2001	CERAN	14 de Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 2001	At the discretion of ANEEL
043/2000	ENERCAN	Campos Novos	Santa Catarina	35 years from May 2000	At the discretion of ANEEL
005/1997	Investco	Luiz Eduardo Magalhães	Tocantins	35 years from December 1997	At the discretion of ANEEL
015/1997	CPFL Geração	UTE Carioba	São Paulo	30 years from November 1997	30 years
Decree No. 85,983/81	CPFL Geração	Serra da Mesa	Goiás	(1)	20 years
015/1997	CPFL Geração	Cariobinha (Small Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Geração	Salto do Pinhal (micro Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1997	CPFL Geração	Ponte do Silva (micro Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
015/1999	CPFL Centrais Geradoras (4)	Macaco Branco (Small Hydroelectric Power Plant)	São Paulo	30 years (from December 2012)	(2)
018/1999	CPFL Centrais Geradoras (4)	Rio do Peixe I and II (Small Hydroelectric Power Plants)	São Paulo	30 years (from December 2012)	(2)
(3)	CPFL Centrais Geradoras (4)	Santa Alice (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
(3)	CPFL Centrais Geradoras (4)	Lavrinha (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
(3)	CPFL Centrais Geradoras (4)	São José (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
(3)	CPFL Centrais Geradoras (4)	Turvinho (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
(3)	CPFL Centrais Geradoras (4)	Pinheirinho (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
(3)	CPFL Centrais Geradoras (4)	São Sebastião (micro Hydroelectric Power Plant)	São Paulo	(3)	‑
015/1997	CPFL Renováveis	Americana	São Paulo	30 years from November 1997	20 years
Dispatch No. 1990	CPFL Renováveis	Andorinhas	Rio Grande do Sul	(3)	(3)
015/1997	CPFL Renováveis	Buritis	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Capão Preto	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Chibarro	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Dourados	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Eloy Chaves	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Esmeril	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Gavião Peixoto	São Paulo	30 years from November 1997	20 years
Resolution No. 1,987	CPFL Renováveis	Guaporé	Rio Grande do Sul	(3)	(3)
015/1997	CPFL Renováveis	Jaguari	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Lençóis	São Paulo	30 years from November 1997	20 years
014/1997	CPFL Renováveis	Monjolinho	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Pinhal	São Paulo	30 years from November 1997	20 years
Dispatch No. 1989	CPFL Renováveis	Pirapó	Rio Grande do Sul	(3)	(3)
Dispatch No. 1988	CPFL Renováveis	Saltinho	Rio Grande do Sul	(3)	(3)
015/1997	CPFL Renováveis	Salto Grande	São Paulo	30 years from November 1997	20 years
014/1997	CPFL Renováveis	Socorro	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	Santana	São Paulo	30 years from November 1997	20 years
014/1997	CPFL Renováveis	Três Saltos	São Paulo	30 years from November 1997	20 years
015/1997	CPFL Renováveis	São Joaquim	São Paulo	30 years from November 1997	20 years
Resolution No. 475	CPFL Renováveis	Diamante	Mato Grosso	30 years from November 1997	30 years

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

(4) CPFL Centrais Geradoras:  as described previously on “Overview”, a subsidiary created to consolidate the generation activities of the (i) renewed and unbundled generation concessions – Small Hydroelectric Power Plant (Macaco Branco and Rio do Peixe I and II) and (ii) unbundled generation concessions – micro Hydroelectric Power Plant (Santa Alice, Lavrinha, São José, Turvinho, Pinheirinho and São Sebastião).

In connection with our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, see “Item 3.  Risk Factors—We are uncertain as to the renewal of our concessions”.

Authorizations

Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
2106	CPFL Bioenergia	Baldin Thermoelectric Power Plant	São Paulo	30 years from September 24, 2009	At the discretion of the granting authority
2277	EPASA	Termoparaíba Thermoelectric Power Plant	Paraíba	35 years from December 7, 2007	At the discretion of MME
2277	EPASA	Termonordeste Thermoelectric Power Plant	Paraíba	35 years from December 12, 2007	At the discretion of MME
Resolution No. 259	CPFL Bio Formosa S.A.	Baía Formosa Thermoelectric Power Plant	Rio Grande do Norte	30 years from May 15, 2002	At the discretion of the granting authority
Resolution No. 2643	CPFL Bio Buriti S.A.	Buriti Thermoelectric Power Plant	São Paulo	30 years from December 16, 2010	At the discretion of the granting authority
Resolution No. 2375	CPFL Bio Ipê S.A.	Ipê Thermoelectric Power Plant	São Paulo	30 years from May 3, 2010	At the discretion of the granting authority
Ordinance No. 129	CPFL Bio Pedra S.A.	Pedra Thermoelectric Power Plant	São Paulo	35 years from February 28, 2010	At the discretion of the granting authority
Ordinance No. 609	Santa Clara I Energia Renováveis Ltda.	Santa Clara I	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 683	Santa Clara II Energia Renováveis Ltda.	Santa Clara II	Rio Grande do Norte	35 years from August 05, 2010	At the discretion of the granting authority
Ordinance No. 610	Santa Clara III Energia Renováveis Ltda.	Santa Clara III	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 672	Santa Clara IV Energia Renováveis Ltda.	Santa Clara IV	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Ordinance No. 838	Santa Clara V Energia Renováveis Ltda.	Santa Clara V	Rio Grande do Norte	35 years from October 11, 2010	At the discretion of the granting authority
Ordinance No. 670	Santa Clara VI Energia Renováveis Ltda.	Santa Clara VI	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Ordinance No. 749	Eurus VI Energias Renováveis Ltda.	Eurus VI	Rio Grande do Norte	35 years from August 25, 2010	At the discretion of the granting authority
Resolution No. 606	SPE Arvoredo Energia S.A.	Arvoredo	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
Resolution No. 587	SPE Alto Irani Energia S.A.	Alto Irani	Santa Catarina	30 years from October 30, 2002	At the discretion of the granting authority
Resolution No. 607	SPE Plano Alto Energia S.A.	Plano Alto	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
Resolution No. 348	SPE Barra da Paciência Energia S.A.	Barra da Paciência	Minas Gerais	30 years from December 20, 1999	At the discretion of the granting authority
Resolution No. 349	SPE Cocais Grande Energia S.A.	Cocais Grande	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
Resolution No. 17	SPE Corrente Grande Energia S.A.	Corrente Grande	Minas Gerais	30 years from January 17, 2000	At the discretion of the granting authority
Resolution No. 370	SPE Ninho da Águia Energia S.A.	Ninho da Águia	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
Resolution No. 406	SPE Paiol Energia S.A.	Paiol	Minas Gerais	30 years from August 07, 2002	At the discretion of the granting authority
Resolution No. 13	SPE São Gonçalo Energia S.A.	São Gonçalo	Minas Gerais	30 years from January 14, 2000	At the discretion of the granting authority
Resolution No. 355	SPE Varginha Energia S.A.	Varginha	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
Resolution No. 367	SPE Várzea Alegre Energia S.A.	Várzea Alegre	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
Ordinance No. 352	SPE Santa Luzia Energética S.A.	Santa Luzia	Santa Catarina	35 years from December 21, 2007	At the discretion of the granting authority
Resolution No. 307	Eólica Formosa Geração e Comercialização de Energia S.A.	Praia Formosa	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Resolution No. 454	Eólica Icaraizinho Geração e Comercialização de Energia S.A.	Icaraizinho	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Resolution No. 306	SIIF Cinco Geração e Comercialização de Energia S.A.	Choró	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Resolution No. 460	Eólica Paracuru Geração e Comercialização de Energia S.A.	Paracuru	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Ordinance No. 564	Pedra Preta Energia S.A.	Pedra Preta	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Ordinance No. 557	Macacos Energia S.A.	Macacos	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
Ordinance No. 556	Juremas Energia S.A.	Juremas	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
Ordinance No. 585	Costa Branca Energia S.A.	Costa Branca	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Ordinance No. 134	Atlântica I Parque Eólico S.A.	Atlântica I	Rio Grande do Sul	35 years from February 28, 2011	At the discretion of the granting authority
Ordinance No. 148	Atlântica II Parque Eólico S.A.	Atlântica II	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
Ordinance No. 147	Atlântica IV Parque Eólico S.A.	Atlântica IV	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
Ordinance No. 168	Atlântica V Parque Eólico S.A.	Atlântica V	Rio Grande do Sul	35 years from March 22, 2011	At the discretion of the granting authority
Ordinance No. 625	Bons Ventos Geradora de Energia S.A.	Enacel	Ceará	30 years from November 13, 2002	At the discretion of the granting authority
Ordinance No. 680	Bons Ventos Geradora de Energia S.A.	Canoa Quebrada	Ceará	30 years from December 11, 2002	At the discretion of the granting authority
Ordinance No. 778	Bons Ventos Geradora de Energia S.A.	Taíba Albatroz	Ceará	30 years from December 24, 2002	At the discretion of the granting authority
Ordinance No. 093	Bons Ventos Geradora de Energia S.A.	Bons Ventos	Ceará	30 years from March 10, 2003	At the discretion of the granting authority
Ordinance No. 257	Campo dos Ventos II Energias Renováveis S.A.	Campo dos Ventos II	Rio Grande do Norte	35 years from April 18, 2011	At the discretion of the granting authority
Ordinance No. 3714	SPE Bio Alvorada S.A.	Bio Alvorada Thermoelectric Power Plant	Minas Gerais	30 years from October 29, 2012	At the discretion of the granting authority
Ordinance No. 3328	SPE Bio Coopcana S.A.	Bio Coopcana Thermoelectric Power Plant	Paraná	30 years from February 14, 2012	At the discretion of the granting authority
Resolution No. 2510	SPE Salto Góes Energia S.A.	Salto Góes	Santa Catarina	30 years from August 19, 2010	At the discretion of the granting authority
Resolution No.357	SPE Aiuruoca Energia S.A.	Aiuruoca	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
Resolution No.540	SPE Cachoeira Grande Energia S.A.	Cachoeira Grande	Minas Gerais	30 years from October 15, 2003	At the discretion of the granting authority
Resolution No.718	SPE Santa Cruz Energia S.A	Santa Cruz	Minas Gerais	30 years from December 18, 2002	At the discretion of the granting authority
Resolution No.3967	Campo dos Ventos I Energias Renováveis S.A.	Campo dos Ventos I	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
Resolution No.3968	Campo dos Ventos III Energias Renováveis S.A.	Campo dos Ventos III	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
Resolution No.3969	Campo dos Ventos V Energias Renováveis S.A.	Campo dos Ventos V	Rio Grande do Norte	30 years from March 27, 2013	At the discretion of the granting authority
Resolution No.117	Lacenas Participações Ltda.	Ester Thermoelectric Power Plant	São Paulo	30 years from May 21, 1999	At the discretion of the granting authority

Independent Power Producers

A generation company classified as an Independent Power Producer under Brazilian law receives a concession or authorization to produce energy for its own consumption or for sale to local distribution companies, Free Consumers and other types of consumers.  The price to be charged by Independent Power Producers for the sale of energy to certain types of consumer is subject to general criteria established by ANEEL, whereas the sale price to others can be freely negotiated between the parties.

Concessionaires

A company classified as a concessionaire under Brazilian law receives a concession to distribute, transmit and/or generate electric energy.  Since concessions usually involve public services or assets, they can only be granted through a public bidding procedure (licitação pública).  Most of the tariffs charged by concessionaires of public services are determined by ANEEL.  Concessionaires are not free to negotiate these rates with consumers, except for (i) generation concessionaires, which are free to establish those rates, as long as their concessions have not been extended pursuant to Law No. 12,783/13, in which case ANEEL determines the tariff that must be applied and (ii) distribution concessionaires that may grant discounts to consumers (as long as equal treatment is granted to other consumers within the same category).

The concession agreement and related documents establish the concession period and whether the related concession can be extended.  For concessions to generate electric energy, the amortization period for the related investment is 35 years, renewable once for a maximum period of 20 years, according to Law No. 9,074/95 or for a maximum period of up to 30 years, if the concession period extension is subject to Law No. 12,783/13.

Although concession agreements and applicable laws generally allow for the extension of the concession period, such extension is not a right.  The decision to extend a concession agreement is subject to the discretion of the granting authority, which must provide justification for its decision, and the decision must foster the public interest.

Properties

Our principal properties consist of hydroelectric generation plants.  Due to the adoption of IFRS, we have reclassified our distribution companies’ fixed assets, comprised mainly of substations and distribution networks, partially as intangible assets and partially as financial assets of concession.  The net book value of our total property, plant and equipment as of December 31, 2013 was R$7,717 million.  No single one of our properties produces more than 10.0% of our total revenues.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

Our energy distribution, transmission and generation facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed.  Once the respective environmental licenses are obtained, the holder of the license remains subject to compliance with specific requirements.

The environmental issues regarding the construction of new electricity generation facilities require specially‑tailored oversight.  For this reason, CPFL Geração manages these matters in order to ensure that its policies and environmental obligations are given adequate consideration.  Decisions are made by environmental committees, whose members include representatives of each project partner and of each plant’s environmental management office.  Our environmental committees are constantly interacting with government agencies to ensure environmental compliance and future electricity generation.  In addition, we support local community programs that relocate rural families in collective resettlements and provide institutional support for families involved in the conservation of local biodiversity.

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

The Brazilian Power Industry

According to the ANEEL, as of December 31, 2013, the Installed Capacity of power generation in Brazil was 126,383 MW.  Historically, approximately 70% of the total Installed Capacity in Brazil has derived from Hydroelectric Power Plants.  Large Hydroelectric Power Plants tend to be far from the consumption centers.  This requires construction of large transmission lines at high and extra‑high voltage (230 kV to 750 kV) that often cross the territory of several states.  Brazil has a robust electric grid system, with more than 105,000 km of transmission lines with voltage equal to or greater than 230 kV and processing capacity of over 274,000 MVA from the State of Rio Grande do Sul through the State of Amazonas.

According to the EPE, electricity consumption in Brazil grew by 3.5% in 2013, reaching 464 GWh.  The MME and the EPE estimate that electricity consumption will grow by 4.3% per year until 2023.  According to the ten-year expansion plan published by the MME and the EPE, Brazil’s Installed Capacity is expected to reach 183.1 GW by 2022, of which 119.0 GW (65.0%) is projected to be hydroelectric, 25.9 GW (14.2%) is projected to be thermoelectric and nuclear and 38.1 GW (20.8%) is projected to be from renewable sources.

Currently, approximately 31% of the Installed Capacity in Brazil is owned by Eletrobras, a joint capital and publicly traded company controlled by the Brazilian government.  We are the second largest private player within the electricity generation sector, with 2.4% of the market share.

The distribution segment in Brazil remains fragmented, with six companies controlling approximately 50% of the market.  We are the largest player, with 13% of the electricity distribution market.

Principal Regulatory Authorities

Ministry of Mines and Energy — MME

The MME is the Brazilian government’s primary authority in the power industry.  Following the adoption of the New Industry Model Law in 2004, the Brazilian government, acting primarily through the MME, has assumed certain duties that were previously the responsibility of ANEEL, including drafting guidelines for the granting of concessions and issuing directives governing the tender process for concessions that relate to public services and public assets.

National Energy Policy Council — CNPE

The CNPE, a committee created in August 1997, advises the President of Brazil on the development of national energy policy.  The CNPE is chaired by the Minister of Mines and Energy and consists of eight government ministers, three members selected by the President of Brazil, another representative of the MME and the president of the EPE.  The CNPE was created to optimize the use of Brazil’s energy resources and to guarantee national energy supply.

Brazilian Electricity Regulatory Agency — ANEEL

ANEEL is an independent federal regulatory agency whose primary responsibility is to regulate and supervise the power industry in accordance with policies set forth by the MME, together with other matters delegated to it by the Brazilian government and the MME.  ANEEL’s current responsibilities include, among others:  (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs; (ii) enacting regulations for the electric energy industry; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric power; (iv) promoting the public tender process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Electrical System Operator — ONS

The ONS is a nonprofit organization that coordinates and controls the production and transmission of energy by electric utilities engaged in generation, transmission and distribution activities.  The primary role of the ONS is to oversee generation and transmission operations in the Interconnected Power System, subject to regulation and supervision by ANEEL.  Objectives and principal responsibilities of the ONS include:  (i) operational planning for the generation industry; (ii) organizing the use of the domestic national grid and international interconnections; (iii) guaranteeing that all parties in the industry have access to the transmission network in a non‑discriminatory manner; (iv) assisting in the expansion of the electric energy system; (v) proposing plans to the MME for expansions of the Basic Network; and (vi) submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber — CCEE

The CCEE is a nonprofit organization that is subject to authorization, inspection and regulation by ANEEL.  The CCEE replaced the Wholesale Energy Market.  The CCEE is responsible, among other things, for (i) registering all CCEARs and all agreements that result from market adjustments and the volume of electricity contracted in the Free Market and (ii) accounting for and clearing of short‑term transactions.  The CCEE consists of entities that hold concessions, permissions or authorizations within the electricity industry and Free and Special Consumers.  Its board of directors is composed of four members appointed by these parties, together with one appointed by the MME.  The MME also acts as chairman of the board of directors.

Energy Research Company — EPE

On August 16, 2004 the Brazilian government created the EPE, a state‑owned company responsible for conducting strategic research on the energy industry, including with respect to electric energy, oil, gas, coal and renewable energy sources.  The research carried out by EPE is used by MME in its policymaking role in the energy industry.

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

Use of land.  The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire.  In such case, the concessionaire must compensate the affected private landowners.

Strict liability.  The concessionaire is strictly liable for all damages arising from the provision of its services.

Changes in controlling interest.  The granting authority must approve any direct or indirect change in controlling interests in the concessionaire.

Intervention by the granting authority.  As per Law No. 12,767, of December 27, 2012, as modified by Law No. 12,839 of July 2013, the granting authority may intervene in the concession, acting through ANEEL, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions.  Within 30 days after the date of the decree, ANEEL is required to commence an administrative proceeding in which the concessionaire is entitled to contest the intervention.  During the term of the administrative proceeding, a government appointed manager becomes responsible for carrying on the concession.  The administrative proceeding must be completed within one year (which may be extended for two more years).  In order for the intervention to cease and the concession to return to the concessionaire, the concessionaire’s shareholders are required to present a detailed recovery plan to ANEEL and correct the irregularities identified by ANEEL.

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

Renewal.  Law No. 12,783 of January 11, 2013 specified the conditions for the renewal of generation, transmission and distribution concessions obtained under articles 17, 19 or 22 of Law No. 9,074 of July 7, 1995.  Under Law No. 12.783, these concessions may be extended once, at the discretion of the Brazilian government, for up to 30 years, in order to ensure the continuity and efficiency of the services rendered and low tariffs.  In addition, Law No. 12,783 provided that holders of concessions that were due to expire in 2015, 2016 and 2017 could apply for early renewal in 2013, subject to certain conditions.  These conditions, in respect of distribution companies, have not yet been disclosed by the Brazilian government.  The renewal of generation concession is contingent on the satisfaction of the following conditions: (i) tariffs calculated by ANEEL for each hydroelectric plan; (ii) allocation of energy quotas to distribution companies in the National Interconnected System; and (iii) submission to the standards of service quality set by ANEEL.  For renewal, the assets remaining unamortized at the renewal date would be indemnified and the indemnification payment would not be considered to be annual revenue.  The remuneration relating to new assets or existing assets that were not indemnified would be considered annual revenue.  Resolution No. 521/12 published by ANEEL on December 14, 2012 also established that the generation concessions to be renewed under Law No. 12,783 must be partitioned into separate operating entities where the Installed Capacity of the original concessionaire entity exceeded 1 MW.  Law No. 12,783 also extinguished two sector charges (the CCC and the RGR Fund (see “—Regulatory Charges—RGR Fund and UBP” and “—Regulatory Charges—CDE Account”))

Penalties.  ANEEL regulations govern the imposition of sanctions against the participants in the electricity sector and classify the appropriate penalties based on the nature and severity of the breach (including warnings, fines and forfeiture).  For each breach, the fines can be up to 2.0% of the revenue (net of value‑added tax and services tax) of the concessionaire in the 12‑month period preceding any assessment notice.  Infractions that may result in fines relate to the failure of the concessionaire to request ANEEL’s approval in the following cases, among others:  (i) execution of contracts between related parties in the cases provided by regulation; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (iii) changes in the controlling interests in the holder of the concession.  In cases of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

Permissions

Permissions  have a very limited use within  the   Brazilian electricity sector.  Permissions are granted to rural power generation cooperatives, which supply power to their members and occasionally to consumers that are not part of the cooperative, in  areas not regularly  served   by   large   distributors.  Permissions are not a material portion of the Brazilian power matrix.

Authorizations

Authorizations are unilateral and discretionary acts carried out by the granting authority.  Unlike concessions, authorizations generally do not require public tender.  As an exception to the general rule, authorizations may also be granted to potential power producers after specific auction processes for the purchase of power conducted by ANEEL.

In the power generation sector, Independent Power Producers and self‑generators hold an authorization as opposed to a concession.  Independent Power Producers and self‑generators do not receive public service concessions or permits to render public services.  Rather, they are granted authorizations or specific concessions to explore water resources that merely allow them to produce, use or sell electric energy.  Each authorization granted to an Independent Power Producer or self‑power producer sets forth the rights and duties of the authorized company.  Authorized companies have the right to ask ANEEL to carry out expropriations on their behalf and to their benefit, are subject to ANEEL supervision and are subject to ANEEL’s prior approval in the event of a change in their controlling interests.  Moreover, early unilateral termination of the authorization entitles the authorized company to seek compensation from the granting authority for damages suffered.

An Independent Power Producer may sell part or all of its output to customers on its own account and at its own risk.  A self‑generator may, upon specific authorization by ANEEL, sell or trade any excess energy it is unable to consume.  Independent Power Producers and self‑generators are not granted monopoly rights and are not subject to price controls, with the exception of specific cases.  Independent Power Producers compete with public utilities and among themselves for large customers, pools of customers of distribution companies or any customers not served by a public utility.

The New Industry Model Law

Since 1995, the Brazilian government has taken a number of measures to reform the Brazilian electric energy industry.  These culminated, on March 15, 2004, in the enactment of the New Industry Model Law, which further restructured the power industry with the ultimate goal of providing consumers with a secure electricity supply at an adequate tariff.

The New Industry Model Law introduced material changes to the regulation of the power industry, with a view to (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity within Brazil at adequate tariffs through competitive public electricity auction processes.  The key features of the New Industry Model Law include:

•         Creation of two “environments” for the trading of electricity, including:  (i) the Regulated Market, a more stable market in terms of supply of electricity; and (ii) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), called the Free Market, that permits a certain degree of competition.

•         Restrictions on certain activities of distributors, so as to require them to focus on their core business of distribution, to promote more efficient and reliable services to Captive Consumers.

•         Elimination of self‑dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.

•         Maintenance of contracts entered into prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

The New Industry Model Law excludes Eletrobras and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the process of privatization of state‑owned companies.

Regulations under the New Industry Model Law include, among other items, rules relating to auction procedures, the form of PPAs and the method of passing costs through to Final Consumers.  Under these regulations, all parties that purchase electricity must contract all of their electricity demand under the guidelines of the New Industry Model Law.  Parties that sell electricity must have “ballast” for their sales (i.e., the amount of energy sold in CCEE must be previously purchased under PPAs and/or generated by the seller’s own power plants).  Agents that do not comply with such requirements are subject to penalties imposed by ANEEL and CCEE.

Beginning in 2005, all electricity generation, distribution and transmission companies, Independent Power Producers and Free and Special Consumers are required to notify the MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years.  Each distribution company is required to notify the MME, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction.  Based on this information, the MME must establish the total amount of energy to be contracted in the Regulated Market and the list of generation projects that will be allowed to participate in the auctions.

Environments for the Trading of Electric Energy

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments:  (i) the Regulated Market, which contemplates the purchase by distribution companies through public auctions of all electricity necessary to supply their consumers; and (ii) the Free Market, which contemplates the purchase of electricity by non‑regulated entities (such as Free Consumers and energy traders).

Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions.  Distribution companies may also purchase electricity outside the public auction process from:  (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources; (iii) the Itaipu power plant; (iv) auctions administered by the distribution companies, if the market that they supply is no greater  than 500 GWh/year; and (v) Hydroelectric Power Plants whose concessions have been renewed by the government under Law No. 12,783 of 2013 (in this latter case, in “energy quotas” distributed among the distribution companies by the Brazilian government, at prices determined by MME/ANEEL).  The electricity generated by Itaipu continues to be sold by Eletrobras to the distribution concessionaires operating in the South/Southeast/Midwest Interconnected Power System, although no specific contract was entered into by these concessionaires.  The rates at which the electricity generated by Itaipu is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay.  As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real   exchange rate.  Changes in the price of electricity generated by Itaipu are, however, subject to the Parcel A Cost recovery mechanism discussed below under “—Distribution Tariffs”.

The Regulated Market

In the Regulated Market, distribution companies purchase their expected electricity requirements for their Captive Consumers from generators through public auctions.  The auctions are administered by ANEEL, either directly or indirectly through the CCEE.

Electricity purchases are made through two types of bilateral agreements:  (i) Energy Agreements (Contratos de Quantidade de Energia); and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia).  Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity.  In such cases, the generator is required to purchase the electricity elsewhere in order to comply with its supply commitments.  Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Regulated Market.  In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.  Together, these agreements comprise the CCEARs.

According to the New Industry Model Law, within certain limits (as explained below), electricity distribution entities are entitled to pass through to their respective consumers the cost of electricity they purchase through public auction as well as any taxes and industry charges.

With respect to the granting of new concessions, the regulations require bids for new Hydroelectric Power Plants to include, among other things, a minimum percentage of electricity to be supplied to the Regulated Market.

The Free Market

The Free Market covers transactions between generation concessionaires, Independent Power Producers, self‑generators, energy traders, importers of electric energy, Free Consumers and Special Consumers.  Independent Power Producers are generation entities that sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others.  The Free Market will also include existing bilateral contracts between generators and distributors until they expire.  Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

Potentially Free Consumers will have to comply with an agreement with the local distributor to become Free Consumers.  If a Free Consumer opts for the free contracting environment, it will only be able to return to the regulated environment after giving five years’ advanced notice to the regional distribution company, although the distribution company may choose to reduce this notice period.  The notice period is intended to ensure that, if necessary, the distributor may buy additional energy in the regulated environment without imposing extra costs on its captive market.

In addition to Free Consumers, certain Special Consumers with capacity equal to or greater than 500 kW may choose to purchase energy in the Free Market, subject to certain terms and conditions.  Special Consumers may only purchase energy from:  (i) Small Hydroelectric Power Plants with capacity between 1,000 kW and 30,000 kW; (ii) generators with capacity limited to 1,000 kW; and (iii) alternative energy generators (solar, wind and biomass enterprises) whose capacity supplied to the system does not exceed 30,000 kW.

State‑owned generators may sell electricity to Free Consumers; however, unlike private generators, they may only do so through an auction process.

Recent Developments in the Free Market

On August 2, 2012, the MME enacted Act No. 455, providing for new rules regarding the registration of PPAs in the Free Market.  Currently, PPAs must be registered with the CCEE in advance on a monthly basis, but the electricity volume contracted may be adjusted on an ex post basis after the consumption has taken place.  Under Act No. 455, from June 1, 2014 PPAs will need to be registered with the CCEE in advance on a weekly basis, and the ex post volume adjustment will be prohibited.  As a result, parties will have to state their expected consumption volume ex ante, except when they have specifically indicated to the CCEE that the PPA in question refers to effective consumption.

These restrictions in the freedom of negotiation between sellers and buyers may have an impact on the cost of energy purchased in the Free Market, and may reduce the benefit to us of trading in the Free Market.

Auctions on the Regulated Market

Electricity auctions for new generation projects in process are held (i) as A‑5 auctions; or (ii) three years before the initial delivery date (referred to as “A‑3” auctions).  Electricity auctions from existing power generation facilities take place (i) one year before the initial delivery date (referred to as “A‑1” auctions) or (ii) approximately four months before the delivery date (referred to as “market adjustments”).  Auction bid announcements are prepared by ANEEL in compliance with guidelines established by the MME, which include a requirement to use the lowest energy price as the criterion to determine the winner of the auction.

Each generation company that participates in an auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity.  The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies.  The CCEAR of both “A‑5” and “A‑3” auctions have a term of between 15 and 30 years, and the CCEAR of “A‑1” auctions have a term of between one and 15 years.  Contracts arising from market adjustment auctions are limited to a two‑year term.  The total amount of energy contracted in such market adjustment auctions may not exceed 1.0% of the total amount of energy contracted by each distributor.

With respect to the CCEAR related to electricity generated by existing generation facilities, there are three alternatives for the permanent reduction of contracted electricity:  (i) compensation for the exit of Potentially Free Consumers from the Regulated Market, (ii) reduction, at the distribution company’s discretion, of up to 4.0% per year over the initial contracted amount from existing power generation, excluding the first year of supply, due to market deviations from estimated market projections, beginning two years after the initial electricity demand was declared and (iii) adjustments to the amount of electricity established in energy acquisition contracts entered into before March 17, 2004.

Since 2005, CCEE has conducted 21 auctions for new generation projects, 12 auctions for existing power generation facilities, two auctions for alternative generation projects and five auctions for biomass and wind power generation, qualified as “reserve energy”.  No later than August 1st of each year, generators and distributors must provide their estimated electricity generation or estimated electricity demand for the five subsequent years.  Based on this information, the MME establishes the total amount of electricity to be traded in the auction and decides which generation companies may participate in the auction.  The auction is carried out in two phases via an electronic system.  As a general rule, contracts entered into in an auction have the following terms:  (i) from 15 to 30 years from commencement of supply in cases of new generation projects; (ii) from one to 15 years beginning in the year following the auction in cases of existing power generation facilities; (iii) from 10 to 30 years from commencement of supply in cases of alternative generation projects; (iv) 15 years from commencement of supply in cases of biomass reserve energy; and (v) 20 years from commencement of supply in cases of wind power reserve energy.

After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction.  Our CCEARs provide that the price will be adjusted annually in accordance with the IPCA.  However, we also use other indexes to adjust prices in our CCEARs, such as fuel prices.  Distributors grant financial guarantees (principally receivables from the distribution service) to generators in order to secure their payment obligations under the CCEAR.

The Annual Reference Value

The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to Final Consumers.  The Annual Reference Value corresponds to the weighted average of electricity prices in the “A‑5” and “A‑3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in “A‑5” auctions and “A‑3” auctions.  The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers:  (i) no pass‑through of costs for electricity purchases that exceed 105.5% of actual demand; (ii) limited pass‑through of costs for electricity purchases in an “A‑3” auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity; (iii) limited pass‑through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; and (iv) full pass‑through of costs for electricity purchases from existing facilities in the “A‑1” auction if the purchase is higher than the minimum limit of 96%. The MME establishes the maximum acquisition price for electricity generated by existing projects that is included in auctions for the sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass‑through of the costs from energy acquired in the short‑term market will be the lower of the spot price (Preço de Liquidação de Diferenças), or PLD, and the Annual Reference Value.

Electric Energy Trading Convention

ANEEL Resolutions No. 109 of 2004 and No. 210 of 2006 govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica).  This convention regulates the organization and administration of the CCEE as well as the conditions for trading electric energy.  It also defines, among other things:  (i) the rights and obligations of CCEE participants; (ii) the penalties to be imposed on defaulting participants; (iii) the structure for dispute resolution; (iv) the trading rules in both Regulated and Free Markets; and (v) the accounting and clearing process for short‑term transactions.

Restricted Activities of Distributors

Distributors in the Interconnected Power System are not permitted to:  (i) conduct businesses related to the generation or transmission of electric energy; (ii) sell electric energy to Free Consumers, except for those in their concession area and subject to the same conditions and tariffs as those that apply to Captive Consumers; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) conduct businesses that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.  Generators are not allowed to control or hold relevant equity interests in distributors.

Elimination of Self‑Dealing

Since the purchase of electricity for Captive Consumers is now performed through the Regulated Market, “self‑dealing” (under which distributors were permitted to meet up to 30.0% of their electric energy needs through energy that was either self‑produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

Challenges to the Constitutionality of the New Industry Model Law

Political parties are currently challenging the New Industry Model Law on constitutional grounds before the Brazilian Federal Supreme Court.  In October 2007, the Brazilian Federal Supreme Court issued a decision regarding injunctions that had been requested in the matter, denying the injunctions by a majority of votes.  To date, the Brazilian Federal Supreme Court has not reached a final decision, and we do not know when such a decision may be reached.  While the Brazilian Federal Supreme Court is reviewing the New Industry Model Law, its provisions remain in effect.  Regardless of the Brazilian Federal Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors engaging in businesses unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of self‑dealing, are expected to remain in full force and effect.

If the Brazilian Federal Supreme Court deems all or a material portion of the New Industry Model Law to be unconstitutional, the regulatory scheme introduced by the New Industry Model Law may become void, which will create uncertainty as to how and when the Brazilian government will be able to reform the electric energy sector.

Ownership Limitations

ANEEL had established limits on the concentration of certain services and activities within the electric energy industry, which it eliminated through Resolution No. 378 of November 10, 2009.  Under Resolution No. 378, ANEEL now submits potential antitrust violations in the electric energy sector for analysis by the Economic Law Department of the Ministry of Justice (Secretaria de Direito Econômico), or SDE.  ANEEL also has the power to monitor potential antitrust activity, either at its own discretion or upon request of the SDE, by identifying:  (i) the relevant market; (ii) the influence of the parties involved in the exchange of energy on the submarkets where they operate; (iii) the actual exercise of market power in connection with market prices; (iv) the participation of the parties in the power generation market; (v) the transmission, distribution and commercialization of energy in all submarkets; and (vi)  distribution entities’ efficiency gains during the tariff review process.

In practical terms, ANEEL’s role is limited to supplying the SDE with technical information to support technical opinions by the SDE.  SDE, in turn, has regard to ANEEL’s comments and decisions, and may only disregard them if it demonstrates its reasons for doing so.

System Tariffs

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establishes tariffs for use of these systems and energy consumption.  Different tariffs apply to different categories of consumers in accordance with how they connect to the system and purchase energy.  The tariffs are:  (i) the TUSD; (ii) tariffs for the use of the transmission system, consisting of the Basic Network and its ancillary facilities, or TUST; and (iii) the TE.

TUSD

The TUSD is paid by generators and consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or consumer is connected.  The TUSD consists of three tariffs with distinct purposes:

•         The TUSD Wire (TUSD Fio), which is set in R$/kW, divided into time segments according to the tariff category, is applied to the electricity demand contracted by the party connected to the system, and remunerates the distribution and transmission concessionaire for costs of operating, maintaining and upgrading the distribution system.  It also provides the distribution concessionaire with a legal margin.

•         The TUSD Charges (TUSD Encargos), which is set in R$/MWh, is applied to electricity consumption (in MWh) and contemplates certain regulatory charges applicable to the use of the local network, such as the Proinfa Program, the Conta de Desenvolvimento Energético, or CDE Account, the Tax on the Supervision of Electrical Services, or TFSEE, the ONS and others.  These charges are set by regulatory authorities and linked to the quantity of energy carried by the system.

•         The TUSD Loss (TUSD Perdas) compensates for technical losses of energy on the transmission and distribution systems, as well as non‑technical losses of energy on the distribution system.

TUST

The TUST is paid by distribution companies, generation companies and Free Consumers who connect directly to the Basic Network.  It applies to their use of the Basic Network and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies as determined by ANEEL.  According to criteria established by ANEEL, owners of the different parts of the transmission network were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users.  Network users, including generation companies, distribution companies and Free Consumers directly connected to the transmission network, sign contracts with the ONS and the transmission companies (represented by the ONS) entitling them to the use of the transmission network in return for the payment of certain tariffs.

TE

The TE is paid by Captive Consumers for energy consumption, based on the amount of electricity actually consumed, and remunerates the cost of energy, certain regulatory charges related to the use of energy, transmission costs related to Itaipu and certain transmission system losses related to the Captive Consumer market.

Basis of Calculation of Distribution Tariffs

ANEEL has the authority to adjust and review the above tariffs in response to changes in energy purchase costs and market conditions.  When calculating distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are not under the control of the distributor, or Parcel A Costs, and (ii) costs that are under the control of the distributor, or Parcel B Costs.  The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

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

•         the cost of regulatory charges; and

•         the costs associated with research and development and energy‑efficient consumption.

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

Electricity distribution concessionaires are entitled to periodic revisions of their tariffs every four or five years.  These revisions are aimed at:

•         assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession, and

•         determining the “X factor”, which consists of three components:

o    potential increases in productivity, based on costs as compared to market growth;

o    service quality; and

o    an operating expense target.

Increases in productivity and the operating expense target are determined at each periodic review.  The service quality component is determined at each annual adjustment following the third periodic revision cycle.

The X factor is used to adjust the proportion of the change in the IGP‑M index that is used in the annual adjustments.  Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with Final Consumers.

Each distribution company’s concession agreement also provides for an annual adjustment.  In general, Parcel A Costs are fully passed through to consumers.  Parcel B Costs, however, are mostly restated for inflation in accordance with the IGP‑M index.

In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária) on a case‑by‑case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes that significantly change their cost structure.

With the introduction of the New Industry Model Law, the MME has acknowledged that the variable costs associated with the purchase of electric energy may be included by means of the Parcel A Account or CVA, an account created to recognize some of our costs when ANEEL adjusts the tariffs of our distribution subsidiaries.  See “Item 5.  Operating and Financial Review and Prospects—Overview—Recoverable Costs Variations—Parcel A Costs”.

In November 2011, ANEEL established the methodology and procedures applicable to the periodic revisions for 2011 through 2014 for distribution concessionaires, based on the practices developed during a previous round of the periodic tariff reviews.  For information on the new methodology applicable to the third periodic revision cycle, see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to Captive Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us”.

Government Incentives to the Energy Sector

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade), or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on Hydroelectric Power Plants.  The incentives granted to the Thermoelectric Power Plants included in the PPT are:  (i) guarantee of gas supply for twenty years, pursuant to MME regulations, (ii) an assurance that the costs related to the acquisition of the electric energy produced by Thermoelectric Power Plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranteed access to a special financing program for the electric energy industry from the Brazilian Economic and Social Development Bank, or BNDES.

In 2002, the Brazilian government established the Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica), or Proinfa Program.  Under the Proinfa Program, Eletrobras purchased the energy generated by alternative energy sources for a period of up to 20 years, and this energy is to be acquired by distribution companies for delivery to Final Consumers.  In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW.  The objective of this initiative was to reach a contracted capacity of up to 10% of the total annual electricity consumption in Brazil within 20 years from 2002.  The Proinfa Program charge is collected from Final Consumers on a monthly basis.  Although provided for in Law No. 10,438 of 2002, it is still uncertain whether the Brazilian government will regulate and implement the second phase of the Proinfa Program.

In order to create incentives for alternative generators, the Brazilian government has established that a reduction of not less than 50% applies to TUSD amounts owed by (i) Small Hydroelectric Power Plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity up to 1,000 kW and (iii) alternative energy generators (solar, wind power and biomass generators) with capacity up to 30,000 kW.  The reduction is applicable to the TUSD due by the generation entity and also by its consumer.  The amount of the TUSD reduction is included as “financial components” in tariff readjustments or revisions.

Regulatory Charges

EER

The Reserve Energy Charge (Encargo de Energia de Reserva), or EER, is a regulatory charge assessed on a monthly basis designed to raise funds for energy reserves contracted by CCEE.  These energy reserves will be used to increase the safety of the energy supply in the Interconnected Power System.  The EER is collected on a monthly basis from Final Consumers of the Interconnected Power System registered with CCEE.

RGR Fund and UBP

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed.  In 1957, the Brazilian government created a reserve fund designed to provide funds for such compensation, known as the “RGR Fund”.  Public‑industry electric companies must make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3.0% of total operating revenues in any year.  Law No. 12,431 of 2011 extended the imposition of this fee until 2035.  However, Law No. 12,783 of 2013 provides that, as of January 1, 2013, this charge is no longer levied on distribution companies or new generation and transmission concessionaires.

Independent Power Producers that use hydropower sources similar must also pay a fee similar to the fee levied on public‑industry generation companies in connection with the RGR Fund.  Independent Power Producers are required to make contributions for using a public asset (Uso de Bem Público), or UBP, according to the rules set out in the public tender for the relevant concession.  Eletrobras received the UBP payments until December 31, 2002.  All charges related to the UBP since December 31, 2002 have been paid directly to the Brazilian government.

CDE Account

In 2002, the Brazilian government instituted the Electric Energy Development Account, or CDE Account, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems.  These fees are adjusted annually.  The CDE Account was originally created to support:  (i) the development of energy production throughout Brazil; (ii) the production of energy by alternative energy sources; and (iii) the universalization of electric energy services throughout Brazil.  In addition, the CDE Account subsidizes the operations of thermoelectric generation companies for the purchase of fuel in isolated areas not connected to the Interconnected Power System, which costs were supported by the CCC Account, before the enactment of Law No. 12,783/13.  As from January 24, 2013 (Provisional Measure 605/13), the CDE Account subsidizes discounts for certain categories of consumers, such as Special Consumers, rural consumers, distribution concessionaires and permissionaires, among others.  By Decree 7,945 dated March 24, 2013, the Brazilian government decided to use the CDE Account to subsidize: (i) a portion of the distribution companies’ energy costs on thermal generation in 2013; (ii) the hydrological risks of the generation concessions renewed under Law No. 12,783 in 2013; (iii) the involuntary energy under contract shortage because some generation concessions did not seek to renew their contracts and the energy produced by those concessions could not be reallocated to distributors; and (iv) part of the ESS and the CVA, such that the impact of tariff adjustments in connection with these two accounts is limited to 3% of adjustments from March 8, 2013 to March 7, 2014.  The CDE Account will be in effect for 25 years from 2002.  It is regulated by ANEEL and managed by Eletrobras.

ESS

Resolution no. 173 of November 28, 2005 established a provision for the ESS, which since January 2006 has been included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected Network (Sistema Interligado Nacional).  This charge is based on the annual estimates made by ONS on October 31 of each year.

In 2013, due to adverse hydrological conditions, the ONS dispatched a number of Thermoelectric Power Plants, leading to increased costs.  These dispatches caused a significant increase in the ESS‑SE.  Since the ESS‑SE charge applies only to distribution companies (although it can subsequently be passed on by them to consumers) and to Free Consumers, the CNPE decided, through Resolution No. 03/2013, to spread the cost by extending the ESS‑SE charge to all players in the electrical energy industry.  This decision increased the cost base of our subsidiaries in businesses other than distribution (since they cannot pass on the cost to consumers), principally our generation segment.  However, certain industry participants, including our generation subsidiaries, are contesting the validity of Resolution No. 03/2013 and have obtained a court injunction, which was confirmed by the Brazilian Federal Supreme Court, exempting them from the ESS‑SE.

Fee for the Use of Water

The New Industry Model Law requires that holders of a concession and authorization to use water resources must pay a fee of 6.75% of the value of the energy they generate by using such facilities.  This charge must be paid to the federal district, states and municipalities where the plant or the plant’s reservoir is located.

ANEEL Inspection Fee — TFSEE

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations in the proportion of their dimension and activities.

Default on the Payment of Regulatory Charges

The New Industry Model Law provides that failure to pay required contributions to the regulatory agent, or certain other payments, such as those due from the purchase of electric energy in the Regulated Market or from Itaipu, will prevent the defaulting party from proceeding with readjustments or reviews of its tariffs (except for extraordinary revisions) and will also prevent the defaulting party from receiving funds from the RGR Fund and CDE Account.

Energy Reallocation Mechanism

Centrally dispatched hydro generators are protected against certain hydrological risks by the MRE, which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydro generators share the hydrological risks of the Interconnected Power System.  Under Brazilian law, each Hydroelectric Power Plant is assigned an Assured Energy, which is determined in each relevant concession agreement, irrespective of the volume of electricity generated by the facility.  The MRE transfers surplus electricity from those generators that have produced electricity in excess of their Assured Energy to those generators that have produced less than their Assured Energy.  The effective generation dispatch is determined by ONS, which takes into account nationwide electricity demand and hydrological conditions.  The volume of electricity actually generated by the plant, whether less than or in excess of the Assured Energy, is priced pursuant to a tariff denominated energy optimization tariff, which covers the operation and maintenance costs of the plant.  This revenue or additional expense must be accounted for monthly by each generator.

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

Overview

We are a holding company and, through our subsidiaries, we:  (i) distribute electricity to consumers in our concession areas; (ii) generate electricity from conventional and renewable sources and develop generation projects; (iii) engage in electricity commercialization; and (iv) offer electricity‑related services.  We have four broad initiatives to improve our financial performance:  (i) the expansion of our generation Installed Capacity through greenfield and brownfield investments; (ii) the acquisition of additional distributors; (iii) the consolidation of our commercialization business as a market leader; and (iv) the development of our service business.

Two very important drivers of our financial performance are the operating income margin and cash flows from our regulated distribution business.  In recent years, this business has produced reasonably stable margins, and its cash flows, while sometimes subject to short‑term variability, have been stable over the medium term.  Nevertheless, there are factors beyond our control that can have a significant impact, positive or adverse, on our financial performance.  We face periodic changes in our tariff structure, resulting from the periodic review of our tariffs.  In 2011, a new methodology was defined by ANEEL for the third cycle of periodic reviews and all our distributors, which had their periodic reviews in 2011, 2012 and 2013, had a reduction in average tariffs.  For information on the new methodology applicable to the third periodic review cycle (2011 to 2014), see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to Captive Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us”.

In 2011, we entered into an agreement with ERSA to combine assets and projects relating to renewable energy sources, and established CPFL Renováveis.  We have been fully consolidating CPFL Renováveis in our financial statements since August 1, 2011.

In December 2011, through CPFL Renováveis, we acquired 100% of the shares of Jantus S.L., or Jantus, a company engaged in generation of energy through renewable sources, especially wind power.  By acquiring Jantus, we added the following projects to our portfolio:  (i) four wind farms in operation in the state of Ceará with Installed Capacity of 210 MW, and (ii) wind farm projects with total Installed Capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.

In January 2012, through our subsidiary CPFL Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies engaged in generation of energy through wind sources, with an aggregate Installed Capacity of 120 MW.  ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012.

In March 2012, through our subsidiary CPFL Renováveis, we entered into an agreement to purchase 100% of the electric energy and water steam co‑generation assets of SPE Lacenas Participações Ltda., including its subsidiary, the Ester Thermoelectric Power Plant.  The Ester Thermoelectric Power Plant holds authorization from ANEEL to exploit electric energy from biomass (sugar cane), with Installed Capacity of 40.0 MW.  These co-generation plants, located in the city of Cosmópolis, in the State of São Paulo, are fully operational.  The acquisition was completed on October 18, 2012.

In June 2012, through our subsidiary CPFL Renováveis, we executed a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP, the holding company of Bons Ventos, which hold authorizations to explore wind farms with an aggregate Installed Capacity of 157.5 MW.  The acquisition was complete on June 19, 2012.

In November 2012, Tanquinho started operations.  Tanquinho is the first solar power plant in the state of São Paulo.  Tanquinho is located in the City of Campinas, with an Installed Capacity of 1.1 MWp.  It is located in an area of 13,700 square meters at Tanquinho Substation, which belongs to one of our distribution subsidiaries.  The Tanquinho plant is expected to generate approximately 1.6 GWh per year.  Our subsidiary CPFL Renováveis was responsible for building this project and is responsible for managing and operating the plant.

In June 2013, through our subsidiary CPFL Renováveis, we acquired the Rosa dos Ventos Wind Farms, with 13.7 MW of Installed Capacity.  This acquisition was completed in February 2014.

In August 2013, the Biomass Thermoelectric Plant Coopcana started operations, with installed power of 50 MW.  In September 2013, the Campo dos Ventos II Wind Farm with 30MW of Installed Capacity started operations, although construction of the transmission line is not yet complete, as described previously on “Item 4. Information on the Company—Overview”.  In November 2013, the Biomass Thermoelectric Plant Alvorada (“UTE Alvorada”) started operations, with installed power of 50 MW.

In December 2013, our subsidiary CPFL Renováveis traded at the Second A‑5/2013 Energy Auction 26.1 average MW to be generated by the Pedra Cheirosa Complex located in the state of Ceará, corresponding to 51.3 MW of Installed Capacity.  The contracts arising from this trade shall be executed with the electric energy distributors that stated themselves to be energy buyers at that auction.  The duration of these contracts shall be 20 years, and the start of energy supply shall take place on January 1, 2018.  The batches were sold at the average price of R$125.04 per MWh, with annual adjustments by the IPCA.

By the beginning of 2014, with the acquisition of the Rosa dos Ventos Wind Farms, the commercial star-up of Atlântica Wind Farms  and when the Macacos I is   expected to become fully operational, our Installed Capacity will increase to 3,113 MW.  We expect the Campo dos Ventos Complex, the São Benedito Complex to become operational in 2016 and the Pedra Cheirosa Complex to become operational in 2018, our Installed Capacity will increase to 3,292 MW.

Background

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs.  In 2013, sales to Captive Consumers represented 68.6% of the volume of electricity we delivered and 66.7% of our operating revenues, compared to 60.8% and 70.8%, respectively, in 2012.  These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff‑setting process, and our Management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff‑setting process fairly reflects our interests and those of our consumers and shareholders.  For a description of tariff regulations, see “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs”.

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

•         Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista and RGE and every four years for CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari, to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of Parcel B Cost increases passed on to our consumers.  ANEEL’s Resolution No. 457/2011 has established the methodology applicable to the third periodic revision cycle (2011 to 2014).  For additional information, see “Item 3.  Risk Factors—The tariffs that we charge for sales of electricity to Captive Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us” and “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs”.

•         Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure.  The last extraordinary revision took place on January 24, 2013 to adjust our tariffs as a result of the changes introduced by Law No. 12,783/13.  Law No. 12,783/13 reduced the CDE Account charge and eliminated the CCC and RGR charges, therefore reducing the Parcel A Costs (energy prices, charges for the use of the Basic Network and regulatory charges, which we pass on to our consumers).

Annual Adjustment — RTA

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007.  The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2010 through the date of this annual report.  Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.  See “—Background—Brazilian Economic Conditions”.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2010(1)
Economic adjustment(2)	1.55%	8.59%	1.72%	1.90%	4.15%	‑6.32%	4.30%	5.81%
Regulatory adjustment(3)	1.15%	1.52%	10.65%	8.19%	‑0.17%	‑6.89%	1.36%	‑0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	‑13.21%	5.66%	5.16%
2011
Economic adjustment(2)	6.11%	4.45%	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(3)	1.27%	0.98%	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment	7.38%	5.43%	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(2)	1.96%	7.71%	0.49%	4.36%	7.20%	‑2.20%	‑4.41%	‑7.15%
Regulatory adjustment(3)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	‑3.72%	‑7.10%
2013
Economic adjustment(2)	4.53%	9.69%	‑10.66%	12.15%	‑1.83%	7.96%	6.98%	10.76%
Regulatory adjustment(3)	0.95%	‑2.27%	0.34%	‑2.82%	8.83%	‑1.47%	‑4.71%	‑8.06%
Total adjustment	5.48%	7.42%	‑10.32%	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(2)	(4)	(4)	(4)	9.89%	2.00%	‑4.74%	‑3.16%	1.17%
Regulatory adjustment(3)	(4)	(4)	(4)	4.96%	‑4.07%	‑2.93%	‑2.35%	‑4.90%
Total adjustment	(4)	(4)	(4)	14.86%	‑2.07%	‑7.67%	‑5.51%	‑3.73%

(1)   The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(2)   This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(3)   This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(4)   Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts for electric energy distributors (the “Addendum to the Concession Contracts”).  The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating tariff adjustments.  See “Item 4. Information on the Company—The Brazilian Power Industry—Distribution Tariffs” for further information on the calculation of our tariffs.

The new methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions — RTP

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First cycle		Second cycle		Third cycle
	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment
		(%)		(%)		(%)
CPFL Paulista	April 2003	20.66	April 2008	‑14.00	April 2013	5.48
CPFL Piratininga	October 2003	10.14	October 2007	‑12.77	October 2011	‑3.95(2)
RGE	April 2003	27.96	April 2008	2.34	June 2013	‑10.32
CPFL Santa Cruz	February 2004	17.14	February 2008	‑14.41	February 2012	4.16 (1)
CPFL Mococa	February 2004	21.73	February 2008	‑7.60	February 2012	7.18 (1)
CPFL Leste Paulista	February 2004	20.10	February 2008	‑2.18	February 2012	‑2.00 (1)
CPFL Sul Paulista	February 2004	12.29	February 2008	‑5.19	February 2012	‑3.78 (1)
CPFL Jaguari	February 2004	‑6.17	February 2008	‑5.17	February 2012	‑7.09 (1)

(1)   As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista was concluded on February 3, 2013 to February 3, 2012, without the ANEEL’s assessment for distribution subsidiaries’ administrative appeal.  This was assessed by ANEEL in January 2014, with the following results:  (i) Dispatch 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, reduction; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB reduction; (iii) Dispatch 166 of January 28, 2014 alters the tariff revision index from ‑2.20% to ‑2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and losses; (iv) Dispatch 211 of January 30, 2014 alters the tariff revision index from ‑3.72% to ‑3.78 % for CPFL Sul Paulista, mainly because of a RAB reduction; and (v) Dispatch 167 of January 28, 2014 alters the tariff revision index from 7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(2)   CPFL Piratininga filed an administrative appeal questioning the regulatory losses in the periodic review process.  The appeal was assessed by ANEEL, and Dispatch 3,426, issued in October  8, 2013 altered the result of the periodic review process from ‑4.45% to ‑3.95%.

Extraordinary Tariff Adjustment – RTE

As established by Law No. 12.783/2013, all distributors had an RTE from January 24, 2013 in order to pass on to consumers the effects promoted by the renewal of generation and transmission concessions and the reduction in regulatory charges.

 The extraordinary tariff adjustments are presented for distribution in the following table:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

Sales to Potentially Free Consumers

The Brazilian government has introduced regulatory changes intended to foster the growth of open‑market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become Free Consumers entitled to contract freely for electricity.  See “Item 4. Information on the Company—The Brazilian Power Industry—The Free Market”.  To date, as compared to the total number of our Captive Consumers, the number of Potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues.  In both 2013 and 2012, approximately 17.0% of our electricity sales were to supply Potentially Free Consumers.  Most of our Potentially Free Consumers have not elected to become Free Consumers.  We believe this is because:  (i) they consider the advantages of negotiating for a long‑term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long‑term price risk; and (ii) some of our Potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass.  Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration.  We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long‑term contracts executed in the Regulated Market are:  (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2013, we purchased 57,692 GWh, compared to 62,597 GWh in 2012.  Prices under long‑term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take‑or‑pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2013, we purchased 10,719 GWh of electricity from Itaipu (18.6% of the electricity we purchased in terms of volume), as compared to 10,781 GWh (17.2% of the electricity we purchased in terms of volume) in 2012.  See “Item 4.  Information of the Company—Purchases of Electricity”.  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

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

Operating Segments

In connection with our association with ERSA and the acquisition of Jantus in 2011, we created a separate operating segment to segregate our activities relating to renewable energy generation sources.  As a result, our financial reporting was separated into four operating segments with effect from August 1, 2011:  (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; and (iv) commercialization.  Financial information relating to our renewable generation sources segment in 2011 consists of our historical renewable generation activities for the month of August 2011 (which activities were reported within our conventional generation segment for the first seven months of 2011 and in prior periods2) and, with effect from August 1, 2011, the renewable generation assets acquired through our association with ERSA and Jantus.  In addition, commencing January 1, 2012, we began to analyze our services activities on a segregated basis.  As a result, as discussed in note 30 to our consolidated financial statements, we now present our financial results under five operating segments:  (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; (iv) commercialization; and (v) services.

Our results for the years 2013, 2012 and 2011 discussed below have been restated to reflect our five reporting segments.  However, the discussion of the years 2012 and 2011 does not include a full comparative analysis of the variations between the two periods, since the ERSA’s assets only impacted the last five months of 2011 and Jantus only December 2011.

The profitability of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represents 79.1% of our net operating revenue, but its contribution to our net income is a bit smaller.  In 2013, 76.5% of our net income was derived from our distribution activities (in 2012, our distribution activities accounted for 68.7% of our net income and 69.6% in 2011).

Our conventional generation, renewable generation, commercialization and services segments currently represent a small percentage of our net revenues:  6.3%, 7.4%, 12.6% and 1.4% for the year ended December 31, 2013, and 5.6%, 5.5%, 12.7% and 1.2% for the year ended December 31, 2012, respectively.  The contribution of our conventional generation, renewable generation, commercialization and services segments to our net income differs (32.9%, ‑5.8%, 3.8%  and 1.7% for the year ended December 31, 2013, respectively, and 28.7%, 0.7%, 8.5% and 2.2% for the year ended December 31, 2012, respectively).  For the year ended December 31, 2011, the contribution of our conventional generation, renewable generation, commercialization and services segments to our net income was 24.2%, 5.9%, 12.2% and 1.0%, respectively.

Our conventional generation sources segment consists in substantial part of Hydroelectric Power Plants, and our renewable generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants and Small Hydroelectric Power Plants.  All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Once these projects became operational, they will result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs.  For example, in the year ended December 31, 2013, our renewable generation sources segment provided 9.1% of our operating income, but due to the significant financial expenses incurred to finance these projects, the segment’s contribution to net income was negative (-5.8%).

2 Since August 1, 2011, after a series of corporate restructuring, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been analyzed by Management as an energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

As of December 31, 2013, 11.7% of the property, plant and equipment in the renewable generation sources segment was under construction.

Our commercialization segment sells electricity to Free Consumers and other concessionaires or licensees.  For the year ended December 31, 2013, 3.8% of our net income was derived from our commercialization activities, compared to 8.5% for the year ended December 31, 2012.

Our services segment offers our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  For the year ended December 31, 2013, 1.7% of our net income was derived from the services segment, compared to 2.2% of our net income for the year ended December 31, 2012.

Our segments also purchase and sell electricity and value‑added services from and to one another.  In particular, our generation (from both conventional and renewable sources), commercialization and services segments sell electricity and provide services to our Distribution segment.  Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another.  However, the analysis of results by segment would be inaccurate if the same set‑offs were carried out with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated or set‑off in the discussion of results by segment below.

We present below selected financial information of our five reportable segments as of and for the years ended December 31, 2013,  2012 and 2011:

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other (*)	Elimination	Total
2013
Net Revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	‑	14,633,856
(‑) Intersegment Revenues	15,354	323,658	281,913	264,891	116,184	‑	(1,002,001)	‑
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	‑	2,369,775
Financial income	504,463	40,005	55,083	27,665	13,876	58,115	‑	699,208
Financial expense	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	‑	(1,670,651)
Income before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	‑	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	‑	(570,164)
Net Income	725,549	311,937	(55,017)	35,724	15,970	(85,127)	‑	949,036
Total Assets(**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	‑	31,042,796
Capital Expenditures and other intangible assets	844,804	9,744	827,704	3,593	48,646	345	‑	1,734,836
Depreciation and Amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	‑	(1,055,231)

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other (*)	Elimination	Total
2012 - restated
Net Revenue	12,391,730	558,547	608,223	1,284,069	46,855	1,452	-	14,890,875
(-) Intersegment Revenues	22,138	269,688	210,260	602,332	124,968	-	(1,229,386)	-
Income from electric energy service	1,369,809	494,885	215,139	255,193	26,276	(28,210)	-	2,335,091
Financial income	558,130	32,809	56,461	39,389	4,777	15,397	-	706,963
Financial expense	(632,278)	(228,949)	(254,333)	(140,506)	8,475	(37,143)	-	(1,284,736)
Income before taxes	1,295,661	421,423	17,268	154,076	39,528	(49,957)	-	1,877,998
Income tax and social contribution	(469,081)	(72,756)	(9,256)	(52,000)	(12,856)	(54,987)	-	(670,937)
Net Income	826,580	348,667	8,011	102,075	26,672	(104,944)	-	1,207,062
Total Assets(**)	14,729,776	4,376,137	8,786,521	466,645	186,303	378,897	-	28,924,279
Capital Expenditures and other intangible assets	1,402,994	12,804	1,021,970	2,870	18,865	508	-	2,460,011
Depreciation and Amortization	(544,192)	(138,417)	(289,372)	(3,177)	(3,693)	(74)	-	(978,926)

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other (*)	Elimination	Total
2011 - restated
Net Revenue	11,048,924	510,192	96,378	956,365	61,417	1,191	-	12,674,467
(-) Intersegment Revenues	16,831	334,847	75,513	613,690	74,436	-	(1,115,317)	-
Income from electric energy service	1,845,507	497,012	47,256	246,039	17,938	(29,953)	-	2,623,799
Financial income	492,584	71,981	56,924	69,768	6,134	55,373	-	752,764
Financial expense	(669,818)	(289,020)	(34,676)	(99,574)	(4,784)	(58,167)	-	(1,156,040)
Income before taxes	1,668,273	363,041	69,504	216,232	19,289	(32,747)	-	2,303,592
Income tax and social contribution	(592,528)	(70,766)	2,008	(68,430)	(7,258)	(22,096)	-	(759,070)
Net Income	1,075,745	292,275	71,513	147,802	12,031	(54,843)	-	1,544,522
Total Assets(**)	12,846,926	3,161,824	7,779,336	426,858	88,568	865,766	-	25,169,277
Capital Expenditures and other intangible assets	1,065,104	196,393	487,564	14,854	2,073	189	-	1,766,177
Depreciation and Amortization	(498,225)	(141,934)	(36,446)	(4,093)	(1,649)	(177)	-	(682,524)

(*)   Other – Refers basically to the assets and transactions recorded at CPFL Energia which are not related to any of the identified segments.

(**) Intangible assets (net of amortization) recorded at CPFL Energia, were allocated to their respective segments.

We also derive non‑material income at parent company level that is not related to or included in the results of our reportable segments.  General expenses and indirect costs are generally allocated to the relevant subsidiary and are reflected in the operating results of our reporting segments.  Other expenses incurred by the parent company that can be directly allocated to a specific segment, such as goodwill, an intangible asset relating to a concession, and the amortization thereof, are also allocated to our reporting segments.

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions.  In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.

Some factors may significantly affect demand for electricity, depending on the category of consumers:

•         Residential and Commercial Consumers.  These segments are highly affected by weather conditions, labor market performance, income distribution, credit availability, amongst other factors.  Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales.

•         Industrial consumers.  Consumption for industrial consumers is related to economic growth and investments, mostly correlated to industrial production.  During periods of financial crisis, this category suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation‑indexed debt instruments.  We are able to recover a portion of these increased costs through the Parcel A Cost recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a Hydroelectric Facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
Growth in GDP (in reais)	2.3%	1.0%	2.7%
Unemployment rate ‑ % average	5.4%	5.5%	6.0%
Credit to individuals (non‑earmarked resources) ‑ % GDP	15.5%	15.7%	15.2%
Growth in Retail Sales	4.3%	8.4%	6.6%
Growth (contraction) in Industrial Production	1.1%	‑2.6%	0.4%
Inflation (IGP‑M)(1)	5.5%	7.8%	5.1%
Inflation (IPCA)(2)	5.9%	5.8%	6.5%
Average exchange rate–US$1.00(3)	R$2.174	R$1.958	R$1.671
Period‑end exchange rate–US$1.00	R$2.343	R$2.044	R$1.876
Depreciation (appreciation) of the real vs. U.S. dollar	14.6%	9.0%	12.6%

Sources:  Fundação Getúlio Vargas, the  Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 (1.7% p.a.) and an economic recovery between 2004 and 2008 (4.8% p.a.).  This trend was interrupted by the international financial crisis in 2009.  Since then, Brazilian economic activity has been affected by the international scenario and industrial performance showed moderate results due to the lower exports, unfavorable investors’ expectations and infrastructure deficiencies.  GDP grew at lower rates in this period, reaching an average growth rate of 2.6% between 2009 and 2013.

However, income and employment maintained a significant performance, despite the higher inflation observed in the first semester of 2013.  Retail sales, especially household appliances, and credit availability had a good performance as well.  The strength of domestic market, reflecting better income distribution, improvements in labor market and household consumption, benefits our operations.

Results of Operations—2013 compared to 2012

We restated our balance sheets, as of January 1, 2012 and December 31, 2012, and the Statements of Income, of Comprehensive Income, of Change in Shareholders´ Equity and Cash Flows for the years ended December 31, 2012 and 2011 as a result of the adoption, as of January 1, 2013, of two new standards  issued by the IASB: IAS 19 (Employee Benefits – as revised in 2011)  and IFRS 11 (Joint Arrangements).  These new standards were applied retrospectively to 2012 and 2011 pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) for comparison purposes.  The adoption of these new standards impacted several line items of our financial statements.  One of these impacts relate to the method of  accounting for the results of joint-ventures, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to the adoption of the IFRS 11.  See note 2.8 to our consolidated financial statements for a description of these standards and their impact on our financial statements.

Net Operating Revenues

Compared to the year ended December 31, 2012, net operating revenues decreased 1.7% (or R$257 million) in the year ended December 31, 2013, amounting R$14,634 million.  The decrease in operating revenue primarily reflected the decline in revenues in our eight distribution subsidiaries, due to the decrease in the average tariffs charged as a result of Law 12,783/2013, which ANEEL ratified the result of the RTE, in 2013 for our distribution companies, applied to consumption from January 24, 2013 and tariff adjustments, impacting the electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas.  Also is included in net operating revenue the revenues relating to the construction of concession infrastructure in the amount of R$1,004 million, which does not affect results, due to corresponding costs in the same amount.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to final consumers

Compared to the year ended December 31, 2012, our gross operating revenues from sales to Final Consumers decreased 9.0% in the year ended December 31, 2013, to R$19,339 million.  Our gross operating revenues reflect primarily sales to Captive Consumers at concession areas from our eight distribution subsidiaries, and are subject to tariff adjustment as shown below:

The tariffs of the distribution companies are adjusted every year, in percentages specific to each category of consumer.  The month in which the tariff adjustment becomes effective varies.  The adjustment at the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  In the year ended December 31, 2013, energy prices decreased by an average of 15.4%, mainly due to the result of the RTE in 2013, applied to consumption from January 24, 2013, partially offset by the net effect of the RTA at the following distributors:  CPFL Paulista (6.18%), RGE (‑10.64%) and CPFL Piratininga (6.91%).  See note 26 to our audited consolidated financial statements.  Average prices for Final Consumers in 2013 were lower for all consumer categories:

•         Residential and commercial consumers.  With respect to Captive Consumers (which represent 99.2% of the total amount sold to this category in our consolidated statements), average prices decreased 18.7% and 14.3%, respectively, due to the annual tariff adjustment (RTA) and extraordinary tariff adjustment (RTE), as described above.  With respect to Free Consumers, the average price for the commercial consumers increased 7.6%.

•         Industrial consumers.  Average prices decreased 10.8%, mainly due to tariff adjustments (RTE and RTA), as described above.  With respect to Free Consumers, the average price for the industrial consumers decreased 7.7%.  The effect of the decrease in the average price for the industrial consumers was due to the tariff reduction by the extraordinary reviews (RTE) on the contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of energy sold to final consumers in the year ended December 31, 2013 increased 2.6% compared to the year ended December 31, 2012.  The volume sold to residential and commercial categories, which accounts for 62.8% for our sales to final consumers, increased 5.9% and 1.4%, respectively.  The growth of these categories is resulted of good performance of income and the labor market, confirmed by historically low unemployment levels and the expansion of credit available to the consumer in recent years.  These factors reflected positively in sales on the retail and furniture and household appliances markets in this year.

The volume sold to industrial consumers increased 1.1% in the year ended December 31, 2013 compared to the year ended December 31, 2012, which represents 26.1% of our sales to Final Consumers, reflecting the modest performance of industrial production in this period.  In  2013, the volume sold in this category to captive Final Consumers decreased 6.0%, which was partially offset by an increase of 14.5% in volume sales to this category in the Free Market, mainly due to the growth of 19.6% our subsidiary CPFL Brasil, which positive result was arising from the successful sales drive directed towards industrial customers in the Free Market.  Additionally, industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our audited financial statements under “Other Operating Revenues”.

Sales to wholesalers

Compared to the year ended December 31, 2012, our gross operating revenues from sales to wholesalers increased 20.8% (or R$434 million) to R$2,522 million in the year ended December 31, 2013 (13.0% of gross operating revenues), due mainly to (i) an increase of 7.3% (or R$30 million) in sales to Furnas as a result of the tariff increase of 7.8% in relation to the effect of the IGP‑M and (ii) an increase of 26.8% (or R$396 million) in sales of electricity to the other concessionaires and licensees mainly by the growth in sales of electricity from our conventional generation subsidiaries (R$72 million) and renewable generation subsidiaries (R$250 million). For more information on net operating revenues from our segments, see “—Sales  by Segment”.

Other operating revenues

Compared to the year ended December 31, 2012, our other gross operating revenues decreased 5.5% (or R$170 million) in the year ended December 31, 2013 to R$2,939 million (15.2% of our gross operating revenues), mainly due to (i) the decrease of 31.6% (or R$447 million) in TUSD revenue for making the electric grid available arising from the RTE in the year ended December 31, 2013, applied to consumption from January 24, 2013, (ii) the decrease of 25.7% (or R$347 million) in revenue relating to the construction of concession infrastructure, as a result of lower investments, (iii) partially offset by the increase of R$576 million with reference to accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS), federal PIS and COFINS taxes, and the research and development and energy efficiency programs (regulatory charges) are calculated based on gross operating revenue, while other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 24.3% of our gross operating revenue in the year ended December 31, 2013 and 29.9% in the year ended December 31, 2012.  Compared to the year ended December 31, 2012, these deductions decreased 26.0% (or R$1,652 million) to R$4,706 million in 2013, mainly due to:  (i) a reduction of 12.6% (or R$401 million) in ICMS, as a result of the drop of 13.3% in the our billed supply; (ii) a reduction of 8.8% (or R$147 million) in PIS and COFINS, basically due to the reduction in our gross operating revenues (the calculation base for these taxes); and (iii) by the net effect of the decrease of 73.2% (or R$1,105 million) in regulatory charges, as a result of changes in ANEEL regulations in Law 12,783 of 2013.  See explanatory note 26 to our audited financial statements.

Sales by segment

Distribution

Compared to the year ended December 31, 2012, our net operating revenues from our Distribution segment decreased 6.7% (or R$835 million) to R$11,579 million in the year ended December 31, 2013.  This decrease was primarily reflected:  (i) the decline in the average tariffs charged as a result of Law 12,783/2013, which ANEEL ratified the result of the RTE in 2013 for our distribution companies, applied to consumption from January 24, 2013 and tariff adjustments, impacting the electricity sales to Captive Consumers (a decrease of R$2,154 million) and TUSD revenue from Free Consumers (a decrease of R$454 million) in our concession areas; (ii) the decrease R$354 million in revenue from construction of concession infrastructures, as a result of lower investments in improving and expanding of our distribution subsidiaries; and (iii) a decrease of R$139 million in sales to wholesalers, mainly due to a reduction in short-term energy sales in the CCEE as a result of decline in the amount of electric energy sold mainly by subsidiaries CPFL Paulista, CPFL Piratininga and RGE, partially offset by (a) an increase of R$576 million with reference to accounting for the low income subsidiary and discounts on tariffs reimbursed by funds from the CDE Account and (b) a decrease (which represents an increase in the operating revenues) of R$1,723 million in deductions from operating revenues mainly due to a reduction of R$610 million in taxes (ICMS, PIS and COFINS) and by a net reduction of R$1,102 million in regulatory charges.

Generation (conventional sources)

Net operating revenues from our generation from conventional sources segment in the year ended December 31, 2013 amounted to R$926 million, an increase of 11.8% (or R$97 million) compared to R$828 million in the year ended December 31, 2012.  This increase was mainly due to an increase of 16.2% (or R$72 million) in sales to our distribution subsidiaries, arising from an increase of 10.6% in the volume sold in this period.

Generation (renewable sources)

Net operating revenues from our generation from renewable sources segment in the year ended December 31, 2013 amounted to R$1,084 million, an increase of 32.4% (or R$265 million) compared to R$818 million in the year ended December 31, 2012.  This increase was mainly due to increased production by the new Biomass Thermoelectric Power Plants in operation since the second semester of 2012, as well as the good performance of the wind farms, besides the contribution of the acquisitions of Bons Ventos S.A. and the Ester Thermoelectric Power Plant, held in 2012.

Commercialization

Net operating revenues from our commercialization segment in the year ended December 31, 2013 amounted to R$1,845 million, a decrease of 2.2% (or R$42 million) compared to R$1,886 million in the year ended December 31, 2012.  The decrease was mainly due to a reduction of 25.4% (or R$186 million) in the volume sold to other concessionaires and licensees, partially offset by an increase of 13.6% in average price and an increase of R$128 million in sales to CCEE.

Services

Net operating revenues from our services segment in the year ended December 31, 2013 amounted to R$201 million, an increase of 16.9% (or R$29 million) compared to R$172 million in the year ended December 31, 2012.  The increase was mainly due to the increased sales by CPFL Serviços (both third parties and to other our subsidiaries), reflect from an effort to increase the range of electricity‑related services, and by an increase in the transactions volume of CPFL Total.

Income from Electric Energy Service by Destination

Cost of Electric Energy

Electricity purchased for resale.  Compared to the year ended December 31, 2012, our costs to purchase energy for resale increased 11.0% (or R$739 million) in the year ended December 31, 2013, to R$7,469 million (60.9% of our total operating costs and operating expenses), mainly due to an increase of 20.4% in the average price, reflecting the greater exposure and variation in the PLD, tariff adjustments and the exchange rate variations in the purchase of Itaipu.

Electricity network usage charges.  Compared to the year ended December 31, 2012, our charges for use of the transmission and distribution system decreased 52.2% (or R$795 million) to R$728 million in the year ended December 31, 2013, mainly as a result of:  (i) a reduction of R$568 million in the Basic Network  Charges due to the decrease in the tariffs of the transmission companies; and (ii) a reduction of R$157 million in the System Service Charges, net of reimbursement of costs by CDE Account.  For further information about electricity network usage charges, see the explanatory note 27 to our audited financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2012, our other costs and operating expenses decreased 5.5% (or R$235 million) to R$4,067 million in the year ended December 31, 2013, mainly due to the following important events:  (i) a decrease of R$347 million in infrastructure construction costs for investments in improving and expanding distribution; (ii) a decrease of R$94 million of loss on disposal and decommissioning and other losses on noncurrent assets; (iii) a decrease of R$93 million in the allowance for doubtful accounts arising basically from receivables from consumers at our distribution subsidiaries; (iv) a decrease of R$54 million in  outsourced services, results of a drop in general operating expenses; (v) partially offset by an increase of R$242 million in legal, judicial and indemnity expenses; (vi) an increase of R$64 million in depreciation and amortization, mainly as a result of the commencement of operations of CPFL Renováveis’ new investments of R$59 million; and (vii) an increase of R$28 million in employee pension plans, as result of the actuarial report for 2013.

Income from Electric Energy Service

Compared to the year ended December 31, 2012, our income from electric energy service increased 1.5% (or R$35 million) to R$2,370 million in the year ended December 31, 2013, due to the reduction in our net operating revenue by the decrease in our cost of electric energy and by operating costs and expenses.

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2012, income from electric energy service from our Distribution segment increased 13.0% (or R$179 million) to R$1,551 million in the year ended December 31, 2013.  Despite the decrease of 6.7% (or R$835 million) in net operating revenues, the cost and operational expenses decreased 9.2% (or R$1,014 million), which resulted in an increase in the income from electric energy service.  The main variations on cost and operational expenses were:

•         Electricity costs.  Compared to the year ended December 31, 2012, electricity costs decreased 9.1% (or R$687 million), to R$6,851 million in the year ended December 31, 2013.  The cost of energy purchased for resale increased 2.1%, (or R$128 million), reflecting an increase of average prices, arising from the greater exposure and variation in the PLD, tariff adjustments and the exchange rate variations in the purchase from Itaipu.  However, this increase is passed along through tariffs, either in the 2013 or in the 2014 tariff adjustment.  Charges for use of the transmission and distribution system decreased 54.5% (or R$814 million), mainly due to a reduction of R$574 million in the Basic Network  Charges due to the decrease in the tariffs of the transmission companies and a reduction of R$157 million in the System Service Charges, net of reimbursement of costs by CDE Account.  A significant part of the increase in these costs was not included in the distribution tariffs and will be passed along in the next tariff adjustment.

•         Other costs and operating expenses.  Compared to the year ended December 31, 2012, our other costs and operating expenses for the Distribution segment decreased 9.3% (or R$327 million), to R$3,177 million in the year ended December 31, 2013, mainly due to (i) a decrease of R$354 million in infrastructure construction costs for investments in improving and expanding distribution; (ii) a decrease of R$77 million of loss on disposal and decommissioning and other losses on noncurrent assets; (iii) a decrease of R$94 million in the allowance for doubtful accounts arising basically from receivables from consumers at our distribution subsidiaries; (iv) a decrease of R$43 million in outsourced services, results of a drop in general operating expenses; (v) partially offset by an increase of R$236 million in legal, judicial and indemnity expenses; and (vi) an increase of R$26 million in employee pension plans, as result of the actuarial report for 2013.

Generation (conventional sources)

Compared to the year ended December 31, 2012, income from electric energy service from our conventional generation segment increased 12.7% (or R$63 million) to R$560 million in the year ended December 31, 2013.  This increase was mainly due to an increase of 11.8% (or R$97 million) in net operating revenue, offset by an increase of 10.4% (or R$35 million) in cost and operational expenses, primarily by (i) an increase of R$39 million in electricity purchased for resale arising from the increase in average prices; (ii) an increase of R$4 million in employee pension plans, as result of the actuarial report for 2013; and (iii) partially offset by a decrease of R$7 million in outsourced services, results of a drop in general operating expenses, which resulted in an increase in the income from electric energy service.

Generation (renewable sources)

Compared to the year ended December 31, 2012, income from electric energy service from our renewable generation segment decreased 0.2% (or R$0.4 million) to R$215 million in the year ended December 31, 2013.  Despite the increase of 32.4% (or R$265 million) in net operating revenues, the cost and operational expenses increased 44.1% (or R$266 million) mainly due to:  (i) an increase of R$199 million in electricity purchased for resale, as a result of the extraordinary  purchase of electricity in order to honor the electricity sale contracts of Coopcana, Alvorada and Complexo Atlântica, due to a change in the expected time of construction, (ii) an increase of R$42 million in depreciation and amortization due to CPFL Renováveis’ commencement of operations at greenfield plants, and (iii) an increase of R$18 million in personnel expense as a result of the effects of the 2013’s collective labor, the expenditure on severance pay and indemnities in 2013, a higher expedinture on pension funds and increases in employee benefits.

Commercialization

Compared to the year ended December 31, 2012, income from electric energy service from our commercialization segment decreased 79.6% (or R$203 million), to R$52 million in the year ended December 31, 2013.  This decreased was due to a reduction of 2.2% (or R$42 million) in net operating revenues and by an increase of 9.9% (or R$162 million) in costs and expenses primarily due to an increase of R$159 million in electricity purchased for resale, arising from an increase of 21.5% in the average price, partially offset by a reduction of 9.5% in the volume of energy purchased.

Services

Compared to the year ended December 31, 2012, income from electric energy service from our service segment decreased 49.3% (or R$13 million), to R$13 million in the year ended December 31, 2013.  Despite the increase of 16.9% (or R$29 million) in net operating revenues, the cost and operational expenses increased 28.8% (or R$42 million) mainly due to an increase of R$17 million in personnel, as a result of an increase of employees at CPFL Serviços and effects of the 2013’s collective labor, and by an increase of R$16 million materials and outsourced services, both arising from the expanding of CPFL Serviços activities.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2012, our net financial expense increased 68.1% (or R$394 million), from R$578 million in 2012 to R$971 million in the year ended December 31, 2013, mainly due to:  (i) a decrease of R$8 million in our financial income and an increase of R$386 million in our financial expense.

The reduction in financial income is because of the main following reasons:  (i) R$159 million in the adjustment in the estimated cash flow of the financial assets of concession in 2012; (ii) reduction of R$24 million in arrears of interest and fines, partially offset by:  (iii) an increase of R$116 million income from financial investments; and (iv) an increase of R$68 million in monetary restatements of escrow deposits.

The reasons of the increase in financial expenses are:  (i) an increase in the debt charges and monetary and exchanges variations (R$281 million), as a result of the increased indebtedness; and (ii) by the adjustment in the estimated cash flow of the financial assets of concession (R$67 million).

At December 31, 2013, we had R$15,013 million in debt denominated in reais, which accrued both interest and inflation correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$2,008 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollar‑denominated debts and variations in interest rates, we have the policy of using derivatives to reduce their risks of variations in exchange and interest rates.  The average CDI index variation rate posted an increase of 9.8% in 2013, compared to 8.4% in 2012, and the TJLP decreased 5% in 2013, compared to 5.8% in 2012.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$671 million in the year ended December 31, 2012 to R$570 million in the year ended December 31, 2013.  The effective rate of 37.5% on pretax income in the year ended December 31, 2013 was higher than the official rate of 34%, principally due to our inability to use certain tax loss carryforwards, as described in note 8.5 to our consolidated financial statements.

Net Income

Compared to the year ended December 31, 2012, and due to the factors discussed above, net income decreased 21.4% (or R$258 million), to R$949 million in the year ended December 31, 2013.

Net Income by Segment

In the year ended December 31, 2013, 76.5% of our net income derived from our Distribution segment, 32.9% from our generation from conventional sources segment, ‑5.8% from our generation from renewable sources segment, 3.8% from our commercialization segment and 1.7% from our services segment.

Distribution

Compared to the year ended December 31, 2012, net income from our Distribution segment decreased 12.2%, or (R$101 million), to R$726 million in the year ended December 31, 2013, as result of the increase of 13.2% or (R$181 million) in income from electric energy service, partially offset by an increase of R$328 million in net financial expenses, mainly due to:  (i) a decrease of R$54 million in the financial income arising from the adjustment in the estimated cash flow of the financial assets of concession (R$159 million); (ii) a reduction of R$26 million in arrears of interest and fines,  (iii) an increase of R$68 million income from financial investments; (iv) an increase of R$40 million in restatement of tax credits; and (v) an increase of R$28 million in monetary adjustment of escrow deposits,  partially offset by:  (i) an increase of R$274 million in our financial expense mainly arising from the debt charges and monetary and exchanges variations (R$173 million) as a result of the higher indebtedness; (ii) an increase in the adjustment in the estimated cash flow of the financial assets of concession (R$67 million); and (iii) a decrease of R$45 million in expense of income and social contribution taxes.

Generation (conventional sources)

Compared to the year ended December 31, 2012, net income from our generation from conventional sources segment decreased 10.5% (or R$37 million) to R$312 million in the year ended December 31, 2013, as result of: (i) the increase of 12.7% (or R$63 million) in income from electric energy service, partially offset by an increase of R$103 million in net financial expenses, mainly reflecting an increase of R$110 million in financial expenses (mainly due to an increase of R$120 million in debt charges and monetary and exchanges variations); (ii) an increase of R$7 million in financial income arising of income from financial investments; and (iii) a decrease of R$3 million in income and social contribution tax expenses.

Generation (renewable sources)

Compared to the year ended December 31, 2012, net loss from our generation from renewable sources segment was R$55 million in the year ended December 31, 2013 (representing a R$63 million difference when compared to 2012 profit), as result of the decrease of 0.2% (or R$0.4 million) in income from electric energy service, added to an increase of R$61 million in net financial expenses, mainly reflecting an increase of R$110 million in the financial expenses and an increase of R$1 million in expense of income and social contribution taxes.

Commercialization

Compared to the year ended December 31, 2012, net income from our commercialization segment decreased 65.0% (or R$66 million), to R$36 million in the year ended December 31, 2013, reflecting the decrease of R$203 million in the income from electric service, offset by an increase of R$106 million in net financial income and by a reduction in expense of income and social contribution taxes in R$31 million.

Services

Compared to the year ended December 31, 2012, net income from our services segment decreased 40.1% (or R$11 million), to R$16 million in the year ended December 31, 2013, reflecting a decrease of R$13 million in income from electric energy service, added to a decrease of R$3.7 million in net financial expenses, offset by a decrease of R$6 million in expense of income and social contribution taxes.

Results of Operations—2012 compared to 2011

On August 1, 2011, we began consolidating the results of CPFL Renováveis in our financial statements.  As a result, our results for 2011 only consolidate the results of CPFL Renováveis for five months and are not directly comparable with our results for 2012, which consolidate the results of CPFL Renováveis for a 12-month period. Since August 1, 2011, after a series of corporate restructuring processes, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been determined by Management to be part of our energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

Net Operating Revenues

Compared to the year ended December 31, 2011, net operating revenues increased 17.5% in the year ended December 31, 2012, to R$14,891 million.  This includes revenues relating to the construction of concession infrastructure in the amount of R$1,352 million, which does not affect results, due to corresponding costs in the same amount.  The increase in operating revenue primarily reflected higher revenues from the distribution companies, due to the increased amount sold and tariff changes for Captive Consumers and TUSD revenue from Free Consumers.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to final consumers

Compared to the year ended December 31, 2011, our gross operating revenues from sales to Final Consumers increased 6.8% in the year ended December 31, 2012 to R$15,914 million.  Our gross operating revenues primarily reflect sales to Captive Consumers at concession areas from our eight distribution subsidiaries, and are subject to additional tariff adjustments.

The tariffs on our distribution companies are adjusted every year, in percentages specific to each category of consumer.  The month in which the tariff adjustment becomes effective also varies.  The adjustment at the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  During the year ended December 31, 2012, energy prices increased by an average of 3.0%, mainly due to an increase in tariffs at the following distributors:  CPFL Paulista (2.89%), RGE (3.38%) and CPFL Piratininga (5.50%).  See note 25 to our audited consolidated financial statements.  Average prices for Final Consumers for the year ended December 31, 2012 were higher for all consumer categories in comparison to average prices for Final Consumers for the year ended December 31, 2011:

•         Industrial and commercial consumers.  With respect to Captive Consumers (which represent 78.8% of the total amount sold to this category in our consolidated statements), average prices increased 4.1% and 3.2% for our industrial and commercial consumers, respectively, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, due to the annual tariff adjustment.  With respect to Free Consumers, the average price for the industrial consumers increased 2.0% in the year ended December 31, 2012, as compared to the year ended December 31, 2011, while the average price for the commercial consumers decreased 2.8% over the same period.  The effect of the decrease in the average price for the commercial consumers was due to discounts on the TUSD charges applied to Free Consumers and other discounts for certain contracts.

•         Residential consumers.  Average prices increased 3.7% from the year ended December 31, 2011 to the year ended December 31, 2012, mainly due to tariff adjustments.

Economic dynamism in 2012 led to increases in volume sold by 6.9% and 7.0% for the year ended December 31, 2012 as compared to the year ended December 31, 2011, respectively and consequent sales increases of 10.9% and 9.8% for the year ended December 31, 2012 as compared to the year ended December 31, 2011, respectively, for residential and commercial consumers, which represent 63% of our sales to Final Consumers, driven by the continuing high level of wage earnings and a robust labor market (increased income and employment, access to credit, sales of electronics and appliances and retail sales).  The volume sold to industrial consumers for the year ended December 31, 2012 decreased 1.2% from the year ended December 31, 2011, reflecting a drop of 9.7% in sales to captive Final Consumers, which was partially offset by an increase of 20.1% in sales in the Free Market.  Sales to the industrial consumers, which represents 25.6% of our sales to Final Consumers, also showed a drop due to the migration of consumers to the Free Market and the weaker overall performance of the industrial sector nationwide (industrial GDP dropped by 2.6% during the year ended December 31, 2012), in turn due to the direct impact of the global economic slowdown.  Industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues”.

Sales to wholesalers

Compared to the year ended December 31, 2011, our gross operating revenues from sales to wholesalers increased 73.2% (or R$883 million) to R$2,088 million in the year ended December 31, 2012 (9.8% of gross operating revenues), due mainly to:  (i) the sales of electricity from CPFL Renováveis of R$562 million, in which we acquired an interest in August 2011; (ii) increased sales of electricity to the other concessionaires and licensees by our generation and commercialization subsidiaries (R$273 million); and (iii) increased sales in the CCEE (R$122 million) due to increased average prices.

Other operating revenues

Compared to 2011, our other gross operating revenues increased 15.0% (or R$406 million) in 2012 to R$3,109 million (20.9% of our net operating revenues), mainly due to (i) the increase of 19.6% (or R$222 million) in revenue from building concession infrastructure, as a result of investments in improving and expanding distribution, (ii) the increase of 5.6% (R$75 million) in TUSD revenue for making the electric grid available, by of the migration of consumers to the Free Market, (iii) and the increase of R$52 million with reference to recording the low‑income subsidy provided with funding from the CDE.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS), federal PIS and COFINS taxes, and the research and development and energy efficiency programs (regulatory charges) are calculated based on gross operating revenue, while other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 29.9% of our gross operating revenue in 2012 and 32.5% in 2011.  Compared to the year ended December 31, 2011, these deductions increased 4.2% (or R$257 million) to R$6.358 million in the year ended December 31, 2012, owing primarily to the increase of:  (i) 7.1% (or R$211 million) in ICMS, mainly due to  the increase of our billed supply; (ii) 4.6% (or R$74 million) in PIS/COFINS, mainly due to the increase of our gross operating revenues, offset by the effect of booking credits to amortization in the amount of R$113 million (in the year ended December 31, 2011 the PIS and COFINS tax credits on amortization were recorded under Depreciation and Amortization Expenses, and are recorded as Deductions from Operating Revenue for the year ended December 31, 2012 for better accounting classification); (iii) partially offset by the net effect of the decrease of 1.8% (or R$28 million) in regulatory charges in the year ended December 31, 2012 as compared to the year ended December 31, 2011.  See explanatory note 25 to our financial statements.

Sales by segment

Distribution

Compared to the year ended December 31, 2011, our net operating revenues from our Distribution segment increased 12.2% (or R$1,348 million) to R$12,414 million in the year ended December 31, 2012.  This increase was mainly due to:  (i) an increase of R$829 million due to an increase of 4.2% in average tariffs charged and a 1.6% increase in the volume sold; (ii) a 6.6% increase (or R$89 million) in TUSD collections from Free Consumers; (iii) a 19.6% increase (or R$222 million) in revenue from construction of concession infrastructure due to investments in improving and expanding distribution; (iv) an increase of R$103 million resulting from sales in the CCEE due to the increased average prices; and (v) a decrease of 6.3% (or R$80 million) in the CCC and CDE Account charges (which was partially offset by an increase of 5.6%, or R$260 million, in taxes on gross operating revenues).

Generation (conventional sources)

Net operating revenues from our generation from conventional sources segment for the year ended December 31, 2012 amounted to R$828 million, a decrease of 2.0% (or R$17 million) compared to R$845 million for the year ended December 31, 2011.  This decrease was mainly due to a reduction R$14 million in sales to wholesalers, arising primarily from a reduction of 6.9% in the volume sold.

Generation (renewable sources)

Net operating revenues from our generation from renewable sources segment for the year ended December 31, 2012 amounted to R$818 million.  For the five‑month period from August 1, 2011 to December 31, 2011, the net operating revenues for this segment amounted to R$172 million.  As described above, the net operating revenues data derived from our financial statements are not comparable during these periods because our results for 2011 only consolidate the results of CPFL Renováveis for five months and are not directly comparable with our results for 2012, which consolidate the results of CPFL Renováveis for a 12-month period.

Commercialization

Net operating revenues from our commercialization segment for the year ended December 31, 2012 amounted to R$1,886 million, an increase of 20.1% (or R$316 million) compared to R$1,570 million for the year ended December 31, 2011.  The increase was mainly due to the 7.8% increase in the volume sold and the 11.9% increase in average prices during this period.

Services

Net operating revenues from our services segment for the year ended December 31, 2012 amounted to R$172 million, an increase of 26.5% (or R$36 million) compared to R$136 million for the year ended December 31, 2011.  The increase was mainly due to:  (i) the increased sales by CPFL Serviços (both to third parties and to companies within the CPFL group), reflecting an effort to increase our range of electricity‑related services; and (ii) the commencement of operations of CPFL Nect3 in March 2012.

3     CPFL Nect was formerly known as Chumpitaz Serviços S.A.

Income from Electric Energy Service by Destination

Cost of Electric Energy

Electricity purchased for resale.  Compared to the year ended December 31, 2011, our costs to purchase energy for resale increased 24.4% (or R$1,320 million) for the year ended December 31, 2012, to R$6,730 million (53.6% of our total operating costs and operating expenses), mainly due to the increase of greater exposure and variation in the PLD, tariff adjustments and the exchange rate variations in the purchase of electricity from Itaipu.

Electricity network usage charges.  Compared to the year ended December 31, 2011, our charges for use of the transmission and distribution system increased 21.0% (or R$265 million) to R$1,523 million in the year ended December 31, 2012, mainly due to an increase of:  (i) R$148 million in the Basic Network charges, resulting from price changes from the Transmission companies; (ii) R$66 million in the ESS; and (iii) R$51 million in the EER.  The ESS and EER are both regulatory charges.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2011, our other costs and operating expenses increased 27.2% (or R$920 million) to R$4,304 million for the year ended December 31, 2012, mainly due to the following important events:  (i) a R$222 million increase in infrastructure construction costs for investments in improving and expanding distribution; (ii) a R$197 million increase in depreciation and amortization expenses, basically due to the effect of CPFL Renováveis (R$142 million), the change in accounting for the PIS/COFINS credit (R$55 million) (see details in our discussion of deductions from operating revenue), and to the increase in amortization and depreciation of new investments, offset in part by the change in the depreciation rates stipulated by the ANEEL in 2012 (R$21 million) ‑ see explanatory notes 12 and 13 to our financial statements; (iii) a R$93 million increase in the provision for doubtful accounts arising basically from receivables from consumers at our distribution companies; (iv) a R$138 million increase in legal, judicial and indemnity expenses; (v) a R$52 million increase in the write‑off charge relating to physical inventory of concession infrastructure assets as a result of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE’s  implementation of ANEEL Resolution No. 367 of June 2, 2009 (Manual de Controle Patrimonial do Setor Elétrico), or MCPSE, at a cost of R$45 million; and (vi) a R$37 million of difference between the 2011 net revenue and 2012 expense recognized from a private pension entity as a consequence of the results of actuarial calculations for 2012.

Income from Electric Energy Service

Compared to the year ended December 31, 2011, our income from electric energy service decreased 11.0% (or R$289 million) to R$2,335 million for the year ended December 31, 2012, due to an increase of 24.9% (or R$2,505 million) in operating expenses and costs of electric energy services, offset by an increase of 17.5% (or R$2,216 million) in our net revenues.

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2011, income from electric energy service from our Distribution segment decreased 25.7% (or R$473 million) to R$1,372 million for the year ended December 31, 2012.  Despite the increase of 12.2% (or R$1,348 million) in net operating revenues, the cost and operational expenses of our Distribution segment increased 19.8% (or R$1,824 million), which resulted in a decrease in our income from electric energy services.  The main variations on cost and operational expenses were:

•         Electricity costs.  Compared to the year ended December 31, 2011, electricity costs increased 19.8% (or R$1,248), to R$7,538 million for the year ended December 31, 2012.  The cost of energy purchased for resale in the year ended December 31, 2012 increased 20.0% (or R$1,009 million) over the year ended December 31, 2011, reflecting an increase of average prices, arising from greater exposure and variation in the PLD, tariff adjustments and exchange rate variations in the purchase of electricity from Itaipu.  However, this increase is passed along to consumers through tariffs, either through the 2012 or in the 2013 tariff adjustment.  Charges for the use of the transmission and distribution system increased 19.1% (or R$239 million) in the year ended December 31, 2012 from the year ended December 31, 2011, mainly due to:  (i) an increase of R$126 million in Basic Network charges, (ii) an increase of R$66 million in the ESS, and (iii) an increase of R$51 million in the EER.  A significant part of the increase in these costs was not included in the distribution tariffs and will be passed along in the next tariff adjustment.

•         Other costs and operating expenses.  Compared to the year ended December 31, 2011, our other costs and operating expenses for the Distribution segment increased 19.6% (or R$574 million), to R$3,504 million for the year ended December 31, 2012, mainly due to:  (i) an increase of R$100 million in the provision for doubtful accounts arising from receivables from consumers; (ii) an increase of R$138 million in legal, judicial and indemnity expenses; (iii) R$45 million of losses upon sale of assets, deactivation of assets and other non‑current assets mainly due to implementation of the asset control manual pursuant to ANEEL Resolution No. 367/2009; (iv) a R$41 million increase in net expenses from a private pension entity as a consequence of actuarial calculations for the year ended December 31, 2012, (v) a R$222 million increase in infrastructure construction costs for investments in improving and expanding distribution (without impact on the net result, as discussed above), offset by decrease of 5.7% (R$32 million) in expenses with personnel due to the retirement program which occurred in the year ended December 31, 2011 (R$45 million).

Generation (conventional sources)

Income from electric energy service from our generation segment amounted R$497 million in the year ended December 31, 2012, the same amount as in the year ended December 31, 2011, basically due to the reduction of R$17 million in our net operating revenues, which was offset by:  (i) a decrease of R$28 million in our other costs and operating expenses, arising from the reduction in personnel (R$6 million), employee pension plans (R$4 million) and outsourced services (R$12 million), and (ii) an increase of R$11 million in energy purchased, mainly due to an increase of 20% in average prices over this period.

Generation (renewable sources)

Income from electric energy service from our renewable sources generation segment for the year ended December 31, 2012 amounted R$215 million.  For the five‑month period from August 1, 2011 to December 31, 2011, our income from electric energy service amounted R$47 million.

Commercialization

Compared to the year ended December 31, 2011, income from electric energy service from our commercialization segment increased 3.7% (or R$9 million), to R$255 million for the year ended December 31, 2012.  Despite the 20.1% (or R$316 million) increase in net operating revenues, costs and expenses also increased 23.2% (or R$307 million), mainly due to a 24.4% (or R$312 million) increase in the cost of electricity, due to an increase of 7.7% in the volume of energy purchased and the 15.5% increase in the average price over the same period.

Services

Compared to the year ended December 31, 2011, income from electric energy service from our service segment increased 46.5% (or R$8 million), to R$26 million for the year ended December 31, 2012.  This increase was mainly due to the 26.5% (R$36 million) increase in our net operating revenues, offset by the 23.4% (or R$28 million) increase in other costs and operating expenses, primarily attributed to personnel expenses arising from a 45% increase in the number of employees hired in order to expand our activities.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2011, our net financial expense increased 43.3% (or R$174 million), from R$403 million for the year ended December 31, 2011 to R$578 million for the year ended December 31, 2012, mainly due to:  (i) a decrease of 6.1% (or R$46 million) in our financial income, results of (a) a decrease of R$141 million in revenue from our financial investments, partially offset by (b) an increase of R$96 million in the financial asset update; and (ii) an increase of 11.1% (R$129 million) in our financial expense, mainly due to (a) an increase of R$113 million in the debt charges and monetary and exchange variations, composed of an increase of R$239 million from CPFL Renováveis, arising from new investments and acquisition, and by a decrease of R$141 million due to a reduction of CDI and TJLP, and (b) an increase of expense from interest and fines of R$28 million arising from network incorporation payment in the subsidiary CPFL Paulista.  At December 31, 2012, we had R$13,038 million in debt denominated in reais, which accrued both interest and inflation corrections based on a variety of Brazilian indices and money market rates.  We also had the equivalent of R$2,435 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollar‑denominated debts and variations in interest rates, we have a policy of using derivatives to hedge our risk to CDI index variation.  Certain of our subsidiaries opted to measure debts for which we have fully tied derivative instruments.  Compared with the year ended December 31, 2011, the balances of our derivatives instruments resulted in a decrease of 37.7% (or R$97 million), to R$159 million for the year ended December 31, 2012 ‑ see explanatory note 34 to our financial statements.  The average CDI index variation rate posted an increase of 8.4% in 2012, compared to 11.6% in 2011, and the average TJLP remained stable at 5.8% in 2012, compared to 6.0% in 2011.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$759 million for the year ended December 31, 2011 to R$671 million for the year ended December 31, 2012.  The effective rate of 35.7% on pretax income for the year ended December 31, 2012 was a little higher than the official rate of 34%.

Net Income

Compared to the year ended December 31, 2011, and due to the factors discussed above, net income decreased 21.8% (or R$337 million), to R$1,207 million for the year ended December 31, 2012.

Net Income by Segment

For the year ended December 31, 2012, 68.5% of our net income derived from our Distribution segment, 28.9% from our conventional generation segment, 0.7% from our renewable generation segment, 8.5% from our commercialization segment and 2.2% from our services segment.

Distribution

Compared to the year ended December 31, 2011, net income from our Distribution segment decreased 23.2%, or (R$249 million), to R$827 million for the year ended December 31, 2012, mainly due to the decrease of 25.8% (R$476 million) in income from electric energy service, which was partially offset by a decrease of R$103 million in net financial expenses mainly due to a reduction in the remuneration rates applicable to the financial asset of concessions (resulting in an increase of R$91 million) and a decrease of R$123 million in income and social contribution taxes.

Generation (conventional sources)

Compared to the year ended December 31, 2011, net income from our generation from conventional sources segment increased 19.1% (or R$56 million) to R$349 million for the year ended December 31, 2012, as result of the above reasons described in respect of stabilizing income from electric energy service and by:  (i) a decrease of R$21 million in our net financial expenses (arising from the net effect of a reduction of R$39 million in financial income and a decrease of R$60 million in financial expenses); (ii) an increase of R$38 million in interest in subsidiaries; and (iii) an increase of R$3 million in expenses for income and social contribution taxes.

Generation (renewable sources)

The net income from our generation from our renewable sources segment for the year ended December 31, 2012 amounted to R$8 million.  For the five‑month period from August 1, 2011 to December 31, 2011, the net income for this segment amounted R$71 million.  This decrease is mainly due to the increase of CPFL Renováveis’ indebtedness, which was used for the acquisition of subsidiaries.

Commercialization

Compared to the year ended December 31, 2011, net income from our commercialization segment decreased 30.9% (or R$46 million) to R$102 million for the year ended December 31, 2012, reflecting the increase of R$9 million in income from electric services and the decrease in expenses related to income and social contribution taxes of R$16 million, offset by an increase of R$71 million in net financial expenses.

Services

Compared to the year ended December 31, 2011, net income from our services segment increased 121.7% (or R$15 million) to R$27 million for the year ended December 31, 2012, reflecting an increase of R$8 million in income from electric energy service, increase of R$12 million in net financial revenue, offset by an increase of R$6 million in income and social contribution taxes.

Liquidity and Capital Resources

On December 31, 2013, our working capital reflected a superavit (excess of current assets over current liabilities) of R$2,359 million.  The main causes of this superavit were arising from our operating cash generation and by a reduction of our outstanding indebtness due in the next 12 months (including accrued interest), as well by a decrease in regulatory charges and taxes and social contribution payable.

Sources of Funds

Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

For ease of reference, lists of items and amounts explaining any increases or decreases in the discussion below are listed in the same order that such line items appear in our applicable financial statements.

Our net cash provided by operating activities was R$2,518 million in the year ended December 31, 2013, compared to R$1,989 million in the year ended December 31, 2012. The increase of R$528 million primarily reflected: (i) an increase of R$282 million of net income adjusted for the reconciliation of net cash; (ii) a decrease of R$577 million in operating assets (which represents an increase in the cash provided by operating activities) basically due to a reduction of R$691 million in accounts receivables from consumers, concessionaries and licensees (reflecting the decline in our gross operating revenue, comparing 2013 to 2012), a reduction in escrow deposits and a reduction in dividends and interest on equity received, partially offset by an increase related to resources provided by the CDE Account in the amount of R$121 million; and (iii) a decrease of R$312 million in cash as result of a reduction in operating liabilities mainly due to a reduction of R$369 million in suppliers, in regulatory charges and in reserve for tax, civil and labor risks paid, and partially offset by an increase of R$63 million for other taxes and social contribution expenses, advances from Eletrobrás (resources provided by the CDE Account) and other operating liabilities, and (iv) an increase of R$19 million, which represents the net effect of payment of interest, income tax and social contribution.

Our net cash provided by operating activities was R$1,989 million in the year ended December 31, 2012, compared to R$2,263 million in the year ended December 31, 2011. The reduction of R$274 million primarily reflected: (i) an increase of R$120 million of net income adjusted for the reconciliation of net cash, which is primarily related to depreciation and amortization, allowance for doubtful accounts, the gain in pension plan costs and losses on the write‑off of noncurrent assets; (ii) a reduction of R$162 million in cash as a result of a reduction in operating liabilities, primarily due to taxes and contributions; and (iii) an increase of R$188 million in operating assets (which represents a decrease in the cash provided by operating activities) mainly in accounts receivables from consumers, concessionaires and licensees in the amount of R$430 million, basically due to the increase in sales (as measured by monthly billing December 2012 compared with December 2011), and offset substantially by a reduction of R$152 million of escrow deposits and R$75 million in recoverable taxes (which represents a decrease in the cash provided by operating activities).

Our net cash from financing activities was R$948 million in the year ended December 31, 2013 compared to R$1,143 million in the year ended December 31, 2012.  This reduction of R$194 million was due to an increase of R$2,762 million related to payments of loans, financing and debentures (net of derivatives), mainly from our distribution and generation subsidiaries (which represents a decrease in the cash), partially offset by the following fund‑raising:  (i) the initial public offering of our indirect subsidiary CPFL Renováveis, which occurred in 2013 (R$329 million); (ii) an increase of loans, financing and debentures obtained (R$1,672 million); and (iii) a decrease of R$568 million in dividend payments (which represents an increase in cash generated).

Our net cash from financing activities was R$1,143 million in the year ended December 31, 2012 compared to R$1,252 million of cash generated in the year ended December 31, 2011.  This reduction of R$109 million was due mainly to events in 2011 such as:  (i) debt refinancing; (ii) issuance of debentures, especially those made by subsidiary CPFL Brasil to fund the acquisition of Jantus (through our subsidiary CPFL Renováveis); and (iii) various borrowings by our subsidiaries being the highlight for the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, that  received approval for funding currency foreign working capital, (iv) partially offset by an increase of R$170 million in dividend payments (which represents a decrease in the cash).

Indebtedness

The following table sets forth our current and noncurrent liabilities (in millions) for the year ended December 31, 2013:

	2013
	Current	Noncurrent

Secured debt	1,064	5,597
Unsecured debt	3,836	11,742
Total	4,900	17,339

Our total indebtedness increased R$1,548 million, or 10.0%, from December 31, 2012 to December 31, 2013, mainly as result of:

•         Debentures issuances in the total of R$3,290 million, by:  (i) CPFL Energia (R$1,290 million); (ii) CPFL Paulista (R$505 million), CPFL Piratininga (R$235 million) and RGE (R$170 million) to refinance debt maturing and reinforce working capital; and (iii) CPFL Geração (R$460 million) to prepay of promissory notes;

•         A loan from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment (Fundo para Financiamento e Aquisições de Máquinas e Equipamentos), or FINAME,  and Financing and Entrepreneurship (Financiamento e Empreendimentos), or FINEM, in the total amount of R$1,165 million primarily to fulfill the biannual investment plan for our largest distribution subsidiaries (R$303 million), as well as to fulfill the investment for our renewable generation subsidiaries (R$850 million); and

•         Fund‑raising in the amount of R$1,261 million (which R$718 million in dollar‑denominated debt) at the most of our distribution subsidiaries and at our indirect subsidiary CPFL Renováveis, to reinforce of working capital, debts payments, refinance debt maturing and to fulfill the investment for our renewable generation subsidiaries.

The main purpose of these financings will be to:  (i) finance the investments of our distribution companies; and (ii) invest in our renewables energy generation segment.

In 2014 and 2015 we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital both internally and externally, and those offered by the government through lines of financing provided by BNDES, to expand and modernize the electric system, to undertake new investments in the generation segment and to be prepared for possible consolidation in the sector.

Moreover, fundraising seeks to maintain the liquidity of the group and a good debt profile through extending the average maturity of the debt and reducing its cost.

Terms of Outstanding Debt

Total debt outstanding at December 31, 2013 (including accrued interest) was R$17,021 million.  Of the total amount, approximately R$2,008 million, or 11.8%, was denominated in U.S. dollar.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from part of these obligations.  The amount of R$1,837 million of our total outstanding debt is due in 12 months.

Our major categories of indebtedness are as follows:

•         BNDES.  At December 31, 2013, we had R$4,973 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to (a) loans to our indirect generation subsidiaries CPFL Renováveis and CERAN (R$3,431 million), and (b) financing of investment programs of our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,512 million).

•         Debentures.  At December 31, 2013, we had indebtedness of R$7,791 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis.  The terms of these debentures are summarized in note 17 to our audited financial statements.

•         Working capital.  At December 31, 2013, we had R$1,669 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•         Other real‑denominated debt.  As of December 31, 2013, we had R$580 million outstanding under a number of other real‑denominated facilities.  The most significant part of these loans relates to CPFL Renováveis (R$515 million) and to our distribution subsidiaries (R$28 million).  The majority of these loans are restated based on CDI or IGP‑M, and bear interest at various rates.

•         Other U.S. dollar‑denominated  debt.  At December 31, 2013, we had R$2,009 million outstanding under other loans denominated in U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For more details on our loans, debentures and derivatives, please see notes 16, 17 and 34 to our audited consolidated financial statements.

Financial and Operating Covenants

We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries.  These covenants include the following:

•         We have limitations on our ability to sell or pledge assets or to make investments in third parties.

•         BNDES financings.  BNDES financings require our subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista:  (i) to only pay dividends and interest on shareholders’ equity, which sum exceeds the mandatory dividend provided by law, after compliance with all the contractual obligations; (ii) to fully comply with the restrictive covenants established in the contract; and (iii) to keep certain financial ratios within pre-established parameters, as follow:

o    CPFL Paulista, CPFL Piratininga and RGE

▪  Net indebtedness divided by EBITDA – maximum of 3.5 (excluding gain on disposal of assets); and

▪  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

o    CPFL Serviços

▪  Net indebtedness divided by EBITDA – maximum of 4.00.

o    CPFL Geração

▪  The loans from the BNDES raised by our subsidiary CERAN establish restrictions on the payment of dividends to our subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

o    CPFL Renováveis:

FINEM I and FINEM VI

▪  Debt coverage ratio of 1.2; and

▪  Own capitalization ratio of 25% or more.

FINEM II and FINAME II

▪  Restrictions on the payment of dividends if a debt service coverage ratio of 1.0 or more and general indebtedness ratio of 0.8 or less is not maintained.

FINEM III

▪  Maintaining Shareholders’ Equity (Shareholders’ Equity + Net Bank Debts) of more than 0.28, determined in the Company's annual consolidated financial statements; and

▪  Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM V

▪  Maintaining the debt coverage ratio at 1.2; and

▪  Maintaining the own capitalization ratio at 30% or more.

FINEM VII and X

▪  Maintaining the annual debt coverage ratio at 1.2; and

▪  Distribution of dividends restricted to the Total Liabilities ratio divided by Shareholders’ Equity ex‑Dividend of less than 2.33.

FINEM VIII and FINAME III

▪  Maintaining a Debt Service Coverage Ratio of 1.2 or more;

▪  Maintaining a Net Indebtedness/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis; and

▪  Maintaining a Shareholders' Equity/(Shareholders’ Equity + Net Debt) ratio of 0.41 or more in 2013 to 2016 and 0.45 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis.

FINEM IX

▪  Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XI and FINAME I

▪  Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

▪  Maintaining the Debt Service Coverage Ratio of the SPEs at 1.3 or more after amortization starts; and

▪  Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated interim financial statements of Eólica Holding, after amortization starts.

PONTE II and III

▪  Maintaining Shareholder’s Equity (Shareholders’ Equity + Net Bank Debts) of more than 0.41, determined in the CPFL Renováveis's annual consolidated financial statements; and

▪  Maintaining a Net Bank Debt/EBITDA ratio of 7.5 or less in 2013 and 6.0 in 2014, determined in the interim consolidated financial statements of CPFL Renováveis.

HSBC

▪  From 2013, there is the obligation to maintain the ratio of Net Debt and EBITDA to Cash Accumulation at less than 5.00 in 2013 and 3.50 after that until discharge.

NIB

▪  Maintaining the half‑yearly debt coverage ratio at 1.2;

▪  Maintaining a Total Debt to Shareholders’ Equity ratio of 30% or more; and

▪  Maintaining the Financing Term Coverage Ratio at 1.7 or more.

•         Banco do Brasil working capital financings.  CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista

o    Net indebtedness divided by EBITDA ‑ maximum of 3.75; and

o    EBITDA divided by Financial Income (Expense) ‑ minimum of 2.25.

•         Foreign currency loans.  The foreign currency loans from the Bank of America, J.P. Morgan, Citibank, Morgan Stanley, Scotiabank and Bank of Tokyo and Santander are subject to certain restrictive conditions under Law No. 4,131, and include clauses that require us to maintain certain financial ratios within pre‑established parameters.  The ratios required are as follows:

o    Net indebtedness divided by EBITDA,  – maximum of 3.75; and

o    EBITDA divided by Financial Income (Expense) – minimum of 2.25.

•         Debentures.  The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre‑established parameters.  The main ratios are as follows:

o    CPFL Energia, CPFL Paulista (6th and 7th issues), CPFL Piratininga (3rd, 6th and 7th issues), RGE (5th, 6th and 7th issues), CPFL Geração (3rd, 4th, 5th and 6th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

▪  Net indebtedness divided by EBITDA – maximum of 3.75; and

▪  EBITDA divided by Financial Income (Expense) – minimum of 2.25.

o    CPFL Renováveis

‑1st issuance of CPFL Renováveis:

▪  Operating debt coverage ratio ‑ minimum of 1.00;

▪  Debt service coverage ratio ‑ minimum of 1.05;

▪  Net indebtedness divided by EBITDA – maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

▪  EBITDA divided by Net financial expense‑ minimum of 1.75.

‑1st issuance of our indirect subsidiary PCH Holding 2 S.A:

▪  Maintaining the Debt Service Coverage ratio of our subsidiary Santa Luzia at 1.2 or more from September 2014;

▪  Maintaining a Net Debt/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries of distribution takes into consideration inclusion of the main regulatory assets and liabilities.  In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (for both EBITDA and assets and liabilities).

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

Certain debentures of subsidiaries and jointly‑owned subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with.  In the opinion of the Management of the Company and its subsidiaries and joint-ventures, these restrictive covenants and clauses are adequately complied with at December 31, 2013.

For more information on our financial covenants, see explanatory notes 16 and 17 to our audited financial statements.

Uses of funds

Our cash flow used for investing activities was R$1,695 million in the year ended December 31, 2013 compared with R$3,361 million in the year ended December 31, 2012.  This decrease of R$1,666 million primarily reflects:  (i) a reduction of R$145 million in purchases of property, plant and equipment mainly by lower investments in power generation from renewable sources, and a reduction of R$581 million in intangibles mainly from lower investments in improving and expanding distribution; and (ii) a decrease of R$879 million related to the acquisitions of the Atlântica Complex, Bons Ventos Wind Farm and the Ester Plant (SPE Lacenas) in 2012.

Our cash flow used for investing activities was R$3,361 million in the year ended December 31, 2012 compared with R$2,351 million in the year ended December 31, 2011.  This increase of R$1,010 million primarily reflects:  (i) an increase of R$269 million related to the acquisitions of Santa Luzia and Jantus in 2011, and the acquisitions of the Atlântica Complex, Bons Ventos Wind Farm and Ester Plant (SPE Lacenas) in 2012, net of cash acquired; and (ii) an increase of R$694  million in purchases of property and equipment, primarily by investment in power generation from renewable sources, and in intangibles primarily by investment in distribution infrastructure.

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

•         We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.  See “—Capital Expenditures” bellow for a discussion of our historical and planned capital expenditures;

•         Repayment or refinancing maturing debt.  At December 31, 2013 we had outstanding debt maturing during the following 12 months aggregating R$1,837 million; and

•         Dividends on a semiannual basis.  We paid R$816 million in 2013 and R$1,394 million in 2012.  See “Item 10.  Additional Information—Interest Attributable to Shareholders’ Equity”.

In the second half of 2011, CPFL Energia began a pre‑funding strategy and paid off some of the debt that was due in 2012 earlier.  We continued to employ this strategy during 2013 in relation to debt due in 2014.  With this strategy, we reduced the nominal cost of our indebtedness in approximately 0.5% to 8.4% per year, with an average indebtedness term of 4.14 years.

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our Distribution Networks and for our generation projects.  The following table sets forth our capital expenditures for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
	(in millions of reais)

Distribution	845	1,403	1,065
Conventional Generation	10	13	196
Renewable Generation	828	1,022	488
Commercialization and other investments	52	22	17

Total	1,735	2,460	1,766

We plan to make capital expenditures aggregating approximately R$1,622 million in 2014 and approximately R$2,089 million in 2015.  Of total budgeted capital expenditures over this period, R$2,191 million are expected to be invested in our Distribution segment, R$1,147 million in our renewable generation segment and R$94 million in our conventional generation segment.  Part of these expenditures, particularly in generation projects, is already contractually committed.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments”.  Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4.  Information on the Company—Generation of Electricity”.

Dividends

In August 2013, our Board of Directors, based on the results of the first semester, approved the declaration of interim dividend in the amount of R$363 million, equivalent to R$0.377282126 per share.  On March 26, 2014 our Board of Directors approved the additional proposed dividend in the amount of R$568 million based on the accumulated profit for the year 2013, equivalent to R$0.590062200 per share, totaling R$931 million.  During 2013, we made a payment of R$816 million (R$453 million relating to dividends declared in 2012).  See note 24.4 to our audited financial statements.  We expect to pay the remaining R$568 million in the  first half of 2014 based on the accumulated profit of the second semester of 2013.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2013 (including our noncurrent contractual obligations).

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2013:
Suppliers	1,885	1,885	-	-	-
Debt obligations(1)	22,788	3,006	7,258	6,784	5,740
Public utilities (1)	634	4	16	16	598
Post-employment benefit (2)	1,075	77	160	160	678
Other	148	130	-	-	18
Total of Balance Sheet items (1)	26,530	5,102	7,434	6,960	7,033
Electricity purchase agreements (3)	129,977	8,256	16,222	17,869	87,630
Generation projects (4)	964	729	20	215	-
Supplies	1,788	605	575	124	484
Total of other commitments	132,729	9,590	16,817	18,208	88,114
Total of contractual obligations	159,259	14,692	24,251	25,168	95,147

(1)   Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections.  These future interests are not recorded on our Balance Sheet.

(2)   Estimated future contributions to the post-employment benefit.

(3)   Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year‑end 2013 price.  See “—Background—Prices for Purchased Electricity” and note 34 to our consolidated financial statements.

(4)   The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the renewable energy segment.

Research and Development and Electricity Efficiency Programs

In accordance with applicable Brazilian law, since June 2000, companies holding concessions, permissions and authorizations for distribution, generation and transmission of electricity have been required to dedicate a minimum of 1.0% of their net operating revenue each year to research and development and electricity efficiency programs.  Small Hydroelectric Power Plants and wind, solar and biomass energy projects are not subject to this requirement.  Beginning in April 2007, our distribution concessionaires dedicated 0.5% of their net operating revenue to research and development and 0.5% to electricity efficiency programs, while our generation concessionaries dedicated 1.0% of their net operating revenue to research and development.

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

Our disbursements on research and development projects in the years ended December 31, 2011, 2012 and 2013 totaled R$158 million, R$159 million and R$132 million, respectively.

Our disbursement on research and development would have been R$162 million and R$165 million for the years ended December 31, 2011 and 2012, respectively.  These numbers have been adjusted due to a change in accounting practices.  For more information, please see note 2.8 to our audited financial statements.

Off‑Balance Sheet Arrangements

As of December 31, 2013, we have no off‑balance sheet arrangements that have or are reasonably likely to have a material impact on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We have used the following amounts of our current funding arrangements:

			In 2013 (in thousands of reais)
Modality	Approval	Company	Debt	Released	Balance
BNDES / Investment ‑ FINEM VI	In 2012	CPFL Paulista	790,000	501,524	288,476
BNDES / Investment ‑ FINEM V	In 2012	CPFL Piratininga	220,000	131,864	88,136
BNDES / Investment ‑ FINEM VI	In 2012	RGE	274,997	231,148	43,849
BNDES / Investment ‑ FINEM VI	In 2012	CPFL Renováveis	85,244	71,672	13,572
BNDES / Investment ‑ FINAME III	In 2012	CPFL Renováveis	163,691	116,753	46,938
BNDES / Investment – FINEM XII	In 2013	CPFL Renováveis	391,425	333,745	57,500

Trend Information

We invest in innovation and technology to improve the quality of our services and our operational efficiency, which are our perennial goals.  The Tauron Program – focused on smart metering for high and medium voltage consumers and on the excellence of workforce management by the use of tablets and new software – will increase our operational efficiency in the near future.  We have already deployed 13,000 smart meters in the field and two of our distribution companies are already operating under the new data dispatch system.  We expect to finish the project implementation by the end of 2014.

 Additionally, we seek to promote growth in each of our business segments:  distribution, conventional generation sources, renewable generation sources, commercialization and services.

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

According to projections from the FOCUS report, published on January 13, 2014 by the Brazilian Central Bank, GDP is expected to grow 1.99% in 2014 and 2.48% in 2015.  Although these are moderate growth rates, there are positive signs for energy consumption in the next years.  This growth will be sustained by residential and commercial segments, favored by the low unemployment rate, the improving quality of the workforce, the maintenance of social programs (e.g. Minha Casa,  Minha Vida and Minha Casa Melhor) and large events, like the World Cup (in 2014) and the Olympic Games (in 2016).  Industrial performance, on the other hand, will remain in a slower pace of growth; despite the global economic recovery, the exchange rate depreciation and their consequent positive effects on exports, inflation is a threat that may lead to higher interest rates and lower investments.  Also, a possible reduction in the availability of BNDES loans and the inadequate infrastructure may restrain economic growth.

Our generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants.  In 2011, the creation of CPFL Renováveis marked an important moment for us.  We plan to continue to expand our generation activities, both in the conventional energy and the renewable energy (wind farms, Small Hydroelectric Power Plants and biomass thermoelectric plants) sectors.  We are currently pursuing this strategy through CPFL Renováveis, with an Installed Capacity of 1,417 MW (of which our share is 834 MW) and 383 MW under construction (of which our share is 225 MW), as well as seeking out new projects.

As of December 31, 2013, we had an Installed Capacity of 2,988 MW, which should reach 3,113 MW by the end of 2014 after the Macacos I begin operations and considering the addition of the Rosa dos Ventos Wind Farms under an acquisition completed in February 2014 and the completion of construction of Atlântica Wind Farms  in March 2014.  In 2018, we expect to reach an Installed Capacity of 3,292 MW, when the Campo dos Ventos, São Benedito and Pedra Cheirosa Complex will have begun operations.  We also have a 3,767 MW (of which our share is 2,217 MW) portfolio to develop over the coming years through CPFL Renováveis.  In addition, we will continue to seek out new projects in the conventional energy sector.

In the commercialization and services segment, our main objective is to maintain our leading position, in terms of market share, in order to guarantee our above‑average profitability.  In addition, we expect to expand our portfolio of services, retain the loyalty of our customers and expand our services to new markets.

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

Impairment of Long‑lived Assets

Long‑lived assets, which include property, plant and equipment, purchased intangible assets and investments, comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization.  We are required under IFRS to periodically evaluate whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  The methods used to assess impairment include tests based on the asset’s value in use.  In such cases, the assets (e.g. goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the “cash generating unit”, or CGU).  If they are impaired, we are required to recognize a loss by writing off part of their value to expense in the current period.  The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity.  Changes in these judgments could require us to recognize impairment losses in future periods.  Our evaluations in 2013, 2012 and 2011 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.

Impairment of Financial Assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held‑to‑maturity investment securities for both specific asset and at a collective level for all significant securities.  Receivables and held‑to‑maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

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

•         Available‑for‑sale:  as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss.  Losses are recognized in profit or loss.

In the case of financial assets registered at amortized cost and/or debt instruments classified as available‑for‑sale, if an increase (gain) is identified in periods subsequent to recognition of the loss, the impairment loss is reversed through profit or loss.  However, any subsequent recovery in the fair value of an impaired available‑for‑sale security is recognized in other comprehensive income.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all of our employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rate, inflation, etc.  For further information about the actuarial assumptions see note 18  to our consolidated financial statements.  Moreover, the IAS 19 was revised and has been applied as from January 1, 2013 (and for comparative purposes, the balances at December 31 and January 1, 2012 and profit or loss from 2012 and 2011 were restated).

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

We regularly review our deferred tax assets for recoverability.  If  evidences are not enough to prove that it is more likely than not that we will generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Provision for Tax, Civil and Labor Risks

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other matters.

Accruals for provision for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims.  The evaluation of these risks is performed by various specialists, inside and outside of the company.  Accounting for provision for tax, civil and labor risks requires significant judgment by Management concerning the estimated probabilities and ranges of exposure to potential liability.  Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available.  The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors.  Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial and Capital Market Institutions (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais) websites, when available.  Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available‑for‑sale refer to the right to compensation to be paid by the Brazilian government on reversion of the assets of the distribution concessionaires (financial asset of concession).  The methodology adopted for marking these assets to market is based on the tariff review process for distributors.  This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure.  This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

Law No. 12,783/13 defined the methodology and criteria for valuation of the compensation on reversion of the assets based on the Regulatory Asset Base.  Accordingly, the valuation of the compensation on reversion is prescribed through a valuation process carried out by ANEEL.

Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight‑line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.  Amortization of intangible assets varies according to the way they are acquired:

•         Intangible assets acquired in a business combination.  The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset.  Such amounts are amortized over the remaining term of the concessions, on a straight‑line basis or based on the net income curves projected for the concessionaires, as applicable.

•         Investments in infrastructure (application of IFRIC 12 – Service Concession Arrangements).  Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre‑determined useful life.  We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits.

•         Public utilities.  We account for the amortization of intangible assets relating to our use of a public asset using the straight‑line method for the remaining term of the concession.

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

Under our bylaws, the board members are elected by the holders of our common shares at the annual general meeting of shareholders.  Board members serve one‑year terms, re‑election being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders.  Our current directors were elected at our shareholders’ meeting held on April 19, 2013.  Their terms will expire at our next annual shareholders’ meeting, scheduled to take place on April 29, 2014.  Our bylaws do not provide for a mandatory retirement age for our directors.

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting.  A director or an executive officer may not transact any business with the company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.  As of December 31, 2013, any transaction entered into between our shareholders or related parties and us that exceeds R$9,999,999.00, as adjusted annually by the IGP‑M index, must be previously approved by our Board of Directors.  As of this date, there are no relevant agreements or other obligations between us and our directors.

Under Brazilian Corporate Law, combined with a decision by CVM, non-controlling shareholders have the right to designate at least one member of our board of directors for election to the board, provided that they hold at least 10.0% of the outstanding voting shares.  Non-controlling shareholders that own greater than 5.0% of voting shares may request multiple voting (voto múltiplo).

The following table sets forth the name, age and position of each current member of our Board of Directors.  A brief biographical description of each of our directors follows the table.

Name	Age	Position
Murilo Cesar Lemos dos Santos Passos	66	Chairman
Claudio Borin Guedes Palaia	39	Director
Marcelo Pires Oliveira Dias	38	Director
Renê Sanda	50	Vice‑Chairman
Deli Soares Pereira	64	Director
Martin Roberto Glogowsky	60	Director
Maria Helena dos Santos Fernandes de Santana	54	Independent Director

Murilo Cesar Lemos dos Santos Passos – Mr. Passos graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1971.  Between 1970 and 1977, he held positions at the Ministry of Industry and Commerce – Industrial Development Council (CDI).  Between 1977 and 1992, he worked at Companhia Vale do Rio Doce and subsequently became the CEO and Head of Forestry Products, Environment and Metallurgy Area of Celulose Nipo‑Brasileira S.A (CENIBRA) and Florestas Rio Doce S.A.  Between 1993 and 2006, he was CEO of Bahia Sul Celulose S.A. and, subsequently, of Suzano Papel e Celulose S.A.  He was a member of the Board of Directors of Brasil Agro Cia.  Brasileira de Propriedades Agrícolas between 2007 and 2010.  Currently, he is a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., Vice President of the Council of the Foundation for the National Quality Award (FNPQ), a member of the Superior Council of Ecofuturo Institute and a member of the Advisory Council of the Pulp and Paper Producers’ Association - BRACELPA.  He is also a member of the Board of Directors of São Martinho S.A., Odontoprev S.A. and Tegma Gestão Logística S.A.  Since 2010, he has been the Chairman of our Board of Directors.

Claudio Borin Guedes Palaia – Mr. Palaia graduated in Business Administration from Fundação Getúlio Vargas Business School of São Paulo in 1997.  He obtained an MBA degree from The Wharton School of the University of Pennsylvania in 2002.  He worked as an analyst of mergers and acquisitions at JP Morgan Bank in São Paulo and in New York from 1997 to 1998.  From 2002 to 2005, he was project leader in Camargo Corrêa Energia S.A., Camargo Corrêa S.A. (CCSA) and São Paulo Alpargatas.  From 2005 to 2007, he was an executive officer of Hormigón da Loma Negra C.I.A.S.A in Buenos Aires, Argentina.  Since 2008, he has been an executive officer of Camargo Corrêa Cimentos.  He is also a sitting member of the Board of Directors of São Paulo Alpargatas.  In 2009, he was an alternate member of the Board of Directors of CPFL Energia.  Since 2010, he has been a sitting member of the Board of Directors of CPFL Energia.

Marcelo Pires Oliveira Dias – Mr. Dias graduated in International Business from American International in London in 1998.  Mr. Dias has also participated in the following courses:  SAP, at Sap Brasil and Accounting at Arthur Andersen (2000), a Board of Directors’ Course at the Brazilian Institute for Corporate Governance ‑ IBGC (2003) and the Program on Negotiation for Senior Executives at the Harvard Business School (2005). He has been an Executive Officer at Camargo Corrêa Investimentos em Infraestrutura (CCII) since 2008.  He also served as New Business Superintendent (2000 to 2002) and New Business Officer (2002 to 2008) at Construções e Comércio Camargo Corrêa (CCCC). From 1998 to 2000, he was the Business Manager at Concessionária Nova Dutra.  He is currently Vice‑Chairman of Board of Directors of ESC Energia S.A., Construções e Comércio Camargo Corrêa S.A. (CCCC), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and Camargo Corrêa Energia S.A. (CCE).  He has served, since 2010, as a member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR).  He has been a member of our Board of Directors since 2013.

Renê Sanda – Mr. Sanda graduated in Statistics from University of São Paulo (USP) in 1986 and completed a master’s degree program in Statistics at the same institution in 1989.  In 1992, he completed an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) and participated in the Commercial and Investment Banking Program Professional Development Center at Citibank, in Fort Lauderdale.  He was a deputy general manager at BB New York between 2002 and 2006 and at Banco do Brasil Securities between 2005 and 2006.  From 2006 to 2010, he was the Risk Management Director of Banco do Brasil.  He was a member of the Fiscal Council of Tele Amazônia Celular Participações, Telemig Celular Participações, CPFL Paulista and CPFL Geração.  He was a member of the Board of Directors of Petroflex S.A., Banco do Brasil Securities – New York, BB Securities – London and Fundição Tupy.   Currently he is the Chief Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.  He has been a sitting member of the Board of Directors of CPFL Energia since 2011.

Deli Soares Pereira – Mr. Pereira graduated in Social Sciences from Universidade de São Paulo – USP in 1979, with a graduate degree in Economics and Labor Relations Management from Pontifícia Universidade Católica de São Paulo – PUC‑SP in 2009.  Since 2009, he has been a deputy member of the Boards of Directors of VALE S.A. and VALEPAR S.A.  He has served as a sitting member on the Boards of Directors of Tigre S.A. – Tubos e Conexões (2001 to 2003), SOLPART Participações S.A. (2006 to 2008), CPFL Piratininga, CPFL Paulista, CPFL Geração and CPFL Energia (2004 to 2006).  Mr. Pereira became a member of our Board of Directors in 2013.

Martin Roberto Glogowsky – Mr. Glogowsky graduated in Business Administration from Fundação Getúlio Vargas ‑ FGV in 1976 and in Law from Pontifícia Universidade Católica de São Paulo – PUC‑SP in 1979.  Since 2005, he has served as CEO of Fundação CESP, having previously served as Chief Investment Officer (1999 to 2005).  He was vice president of Citibank (1977 to 1994) having held several positions in the corporate as well as in the investment bank.  He served in the Capital Market area of Banco Schahin Cury S.A. (1994 to 1997) and Banco BBA Creditanstaltd (1997 to 1998).  He has been Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. since 2005.  Furthermore, Mr. Glogowsky is an associate and certified member of the Brazilian Corporate Governance Institute – IBGC and is also a member of the Board of Abrapp – Brazilian Association of Pension Funds; he was a member of its National Technical Investment Commission (2005).  Since 2002, he has alternately served as Fiscal Council member and Board member in companies in the CPFL group and he has been a member of our board of directors since 2013.

Maria Helena dos Santos Fernandes de Santana – Ms. Santana graduated in Economics from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo ‑ FEA‑USP in 1990; she was formerly the Chair of the Brazilian Securities and Exchange Commission – CVM (2007 to 2012), where she had served as Commissioner since 2006.  She was also Chair of the Executive Committee of the International Organization of Securities Commissions – IOSCO (2011 to 2012), a member of the Board of Directors of the Brazilian Institute of Corporate Governance ‑ IBGC (2001 to 2005), Executive Superintendent of Corporate Relations of BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and, since 2000, has been a member of the Latin American Roundtable on Corporate Governance (Organization for Economic Co‑operation and Development ‑ OECD / World Bank Group).  She is currently Chair of the Corporate Governance Committee and member of the Board of Companhia Brasileira de Distribuição – CBD and Chair of the Audit Committee and member of the Board of Directors of TOTVS S.A.  Ms. Santana has recently taken a position as Trustee of the International Financial Reporting Standards Foundation.  She has been a member of our Board of Directors since 2013.

Executive Officers

Our executive officers are responsible for our day‑to‑day management.  Under our bylaws, our board of executive officers is comprised of six members that are appointed by our Board of Directors for a two‑year term, with the possibility of re‑election.  Our current executive officers were elected at the Board of Directors’ meeting held on April 24, 2013.

The following table sets forth the name, age and position of each current executive officer.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Júnior	54	Chief Executive Officer ()
Gustavo Estrella	39	Chief Financial Officer and Investor Relations Officer
Hélio Viana Pereira	60	Operations Vice President Officer
José Marcos Chaves de Melo	50	Administrative Vice President Officer
Carlos da Costa Parcias Junior	53	Business Development Vice President Officer
Vacant		Corporate Affairs Vice President Officer

Wilson Ferreira Junior – Mr. Ferreira Junior graduated from Mackenzie University in Electrical Engineering  in 1981, and in Business Administration in 1983.  He attended a master’s degree program in Energy at the University of São Paulo (USP), for which he did not complete the thesis requirements, and several specialization programs, including:  Occupational Safety and Health Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation – FGV, 1988), and Electricity Distribution Management (Swedish Power Co., 1992).  At Companhia Energética de São Paulo (CESP), he held several senior positions and served as the Distribution Officer from 1995 to 1998.  He served as the CEO of RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, and President of the Brazilian Association of Electric Power Distributors (ABRADEE) from 2009 to 2010.  Mr. Ferreira Junior is currently the Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB), member of the Board of Directors of the National Electrical System Operator (ONS) and since 2010, he is member of the Board of Directors of WEG S.A.  From 2002 to 2011, he was a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.  From 2000 to 2011, he was the CEO of CPFL Paulista, and from 2001 to 2011, he was the CEO of CPFL Piratininga, CPFL Geração and CPFL Brasil.  He has also been the CEO of CPFL Jaguariúna, Nect, and other subsidiaries of CPFL Energia.  Since 2002, he has been the CEO of CPFL Energia.  Mr. Ferreira Junior is currently the chairman of the Board of Directors of CPFL Renováveis.

Gustavo Estrella – Mr. Estrella graduated from Universidade do Estado do Rio de Janeiro – UERJ in Business Administration.  He completed an MBA program in Finance from the IBMEC‑RJ.  He worked at Grupo Lafarge and at the companies Light and Brasil Telecom.  Since 2001, he works at CPFL Energia, where he was Manager of Economic Planning and Finance, Director of Investor Relations and Director of Planning and Control.  Since February 2013, he has been the Chief Financial Officer and Investor Relations Officer of CPFL Energia and the Finance and Investor Relations Director of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and other subsidiaries of CPFL Energia group.  Mr. Estrella is currently vice‑chairman of the Board of Directors of CPFL Renováveis and member of the Board of Directors of RGE, CPFL Paulista, CPFL Piratininga and CPFL Geração.

Hélio Viana Pereira – Mr. Pereira graduated in Electrical Engineering from the Itajubá Federal School of Engineering (EFEI) in 1976 and completed a specialization program in Industrial Quality Engineering at the State University of Campinas (Unicamp).  He completed post‑graduate studies in Electricity Business Management at the Getúlio Vargas Foundation (FGV) and the University of São Paulo (USP).  Mr. Pereira served as an engineer in the Eletrobrás Department of Rural Electrification from 1976 to 1978, as an engineer at the Underground Grid Studies Department and as a manager at the Public Lighting Division of the Companhia de Eletricidade de Brasília (CEB) from 1978 to 1981.  He held several senior positions and was the Operating Control Supervisor and Operations Manager of Companhia Energética de São Paulo (CESP) from 1984 to 1989.  At CPFL Paulista, he served as the Manager of the Planning and Modernization Department from May to August 2000.  He was also the Distribution Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguariúna and other subsidiaries of CPFL Energia until 2011, and Chief Executive Officer of CPFL Paulista and CPFL Piratininga until 2013.  Mr. Pereira is currently the Operations Vice President Officer at CPFL Energia S.A.

José Marcos Chaves de Melo – In 1980, Mr. Melo graduated as an electronics technician from the Federal Center for Technological Education of Rio de Janeiro (CEFET‑RJ).  In 1986, he graduated in Mechanical Engineering from the University of Kansas.  Among his achievements, the following stand out:  Fulbright scholarship, American National Engineering Honor Society (Tau Beta Pi), the 2005 SAP Diamond Circle Award for Outstanding Business Contributions, and the 2006 Accenture World Innovation Award.  Mr. Chaves worked at Accenture from 1987 to 2008, serving as senior executive from 1998 to 2008.  He was responsible for the execution of several projects with companies of the electricity sector for 12 years, oil and gas sectors for five years, steel sector for two years, and in the manufacturing sector for one year.  He has experience in several functional areas, such as information technology, supply chain, field work and asset management.  During his career with Accenture, he has served companies such as Neoenergia, Light, CEMIG, Duke Energy, Petrobrás, Repsol‑YPF and CSN, the Electric Power Trade Board (CCEE) and ONS.  Mr. Chaves is currently the Administrative Officer of CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração and other subsidiaries of CPFL Energia.  He has been the Administrative Vice President Officer of CPFL Energia since 2008.

Carlos da Costa Parcias Junior  – Mr. Parcias has a Master’s degree in Economics from the Rio de Janeiro Catholic University (PUC‑Rio, 1988) and Bachelor’s degree in Economics from the Rio de Janeiro Federal University (UFRJ, 1984).  Since March 2012, Mr. Parcias is Business Development Vice President Officer at CPFL Energia.  During 2011 he was Director of Equity Investments in Energy at Camargo Correa Holding Company.  From 2004 to 2010, Mr. Parcias had his own Independent Financial Advisory Firm, focusing on mergers and acquisitions and private equity transactions.  Previously, Mr. Parcias held senior leadership positions in the financial industry:  CEO at Icatu Gestão de Participações focusing on alternative investment management (2001 to 2003); Head of Investment Banking at Fleming Graphus (1998 to 2000); CEO at BBA‑Capital Asset Management (1996 to 1998); Head of Capital Markets at BBA‑Creditanstalt Bank (1993 to 1995); Executive Office at JP Morgan Brazil (1992 to 1993); Advisor to Presidency at BNDES (1990 to 1992).

Fiscal Council

Under Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of the Management and the Company’s external auditors.  Our fiscal council is permanent, although Brazilian Corporate Law allows fiscal councils to be either permanent or non‑permanent and may be composed of a minimum of three and a maximum of five members.  The primary responsibility of the fiscal council is to review Management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders.  Brazilian Corporate Law requires fiscal council members to receive as remuneration at least 10.0% of the average annual amount paid to the company’s executive officers, excluding benefits and profit sharing.  Non-controlling holders of common shares owning in aggregate at least 10.0% of the common shares outstanding may also elect one member of the fiscal council.

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our Management or Board of Directors.  Our fiscal council elected at our shareholders’ meeting held on April 19, 2013, with a mandate of one year, is composed of five members:  William Bezerra Cavalcanti Filho (Chairman), Daniela Corci Cardoso (Financial Expert), Adalgiso Fragoso de Faria, Helena Kerr do Amaral and Celene Carvalho de Jesus.

In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).

Advisory Committees

The chairperson of each of the following committees reports on activities at the Board of Directors’ monthly meetings.  However, the committees do not have decision‑making authority and their recommendations are not binding upon the Board of Directors.

Management Processes Committee.  Our Management Processes Committee is responsible for assisting the Board of Directors by:  (i) evaluating the validity of the information disclosed to the Board of the Directors, (ii) preparing proposals to improve business management procedures and (iii) coordinating internal audits and preparing improvement proposals.  The members of this committee are Francisco Caprino Neto, João Ernesto de Lima Mesquita and Martin Roberto Glogowsky.

Human Resources Management Committee.  Our Human Resources Management Committee is responsible for assisting the Board of Directors by:  (i) coordinating the CEO selection process, (ii) defining criteria for compensation of the executive officers, including long and short‑term incentive plans, (iii) defining performance goals of the executive officers, (iv) coordinating evaluation procedures of the executive officers, (v) preparation of the plan of succession for members of the executive officers and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.  The members of this committee are Renê Sanda, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira.

Related Parties Committee.  Our Related Parties Committee is responsible for assisting the Board of Directors by:  (i) evaluating the selection procedures of suppliers and third‑party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice.  The members of this committee are Francisco Caprino Neto, Fernando Santos do Nascimento and Paola Rocha Ferreira.

In addition to the advisory committees, our Board of Directors has created ad hoc commissions since 2006, such as Corporate Governance Commission, Strategy Commission, Budget Commission, Risk Management Commission, Sustainability Commission, Financial Services Commission, Energy Acquisition Commission, Projects Evaluation Commission IFRS Commission, etc., and may create others, if necessary.

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

On July 25, 2012, our Board of Directors approved a long‑term incentive plan based on “phantom stocks”.  Pursuant to this plan, if the price of our shares reaches certain targets after an established grace period, the beneficiaries may receive bonus in cash.

The members of the Board of Directors, Board of Executive Officers and Fiscal Council of CPFL Energia receive a portion of their compensation from CPFL Energia directly, and a portion from our subsidiaries on an allocation basis in return for services provided to such subsidiaries.

The table below shows the aggregate compensation paid directly by CPFL Energia to the members of our Board of Directors, Board of Executive Officers and Fiscal Council for 2013:

	Compensation for the year ended December 31, 2013
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7.17 members(1)	6.25 members(1)	6.0 members(1)
Fixed annual compensation:	(in thousands of reais)
Wage	1,271	549	4,874	6,694
Direct or indirect benefits	3	2	28	33
Compensation for participation in committees	‑	‑	‑	‑
Others	261	114	2,006	2,381
Variable compensation:	‑	‑	‑	‑
Bonus	‑	‑	3,281	3,281
Profit sharing plan	‑	‑	‑	‑
Compensation for participation in meetings	‑	‑	‑	‑
Commissions	‑	‑	‑	‑
Others	‑	‑	‑ 1,973(2)	‑ 1,973(2)
Post‑employment benefits	‑	‑	452	452
Compensation based on stock options	‑	‑	‑	‑
Compensation for each body (3)	‑	‑	‑	‑
Total compensation	1,535	665	8,668	10,868

(1)   Represents the weighted average number of members.

(2)   This amount reflects the reversal of provisions made in prior years for variable compensation that we expected to pay to our Management.

(3)   Compensation amounts include charges and accruals.

The table below sets forth the compensation of our Management received from our subsidiaries for the year ended December 31, 2013.

	Year ended December 31, 2013
	Board of Directors	Fiscal Council	Executive Officers
	Fixed	Fixed	Total (fixed and variable)
	(in thousands of reais)
Subsidiaries(1)	227	‑	4,227

(1)   Compensation amounts include charges and accruals.

The table below shows the aggregate compensation approved to be paid directly by CPFL Energia to the members of our Board of Directors, Board of Executive Officers and Fiscal Council for 2014 (excluding compensation to be paid to such individuals by our subsidiaries on an allocation basis):

	Approved compensation for the year ended on December 31, 2014
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	8 members	6 members	6 members
Fixed annual compensation:	(in thousands of reais)
Wage	1,522	668	5,556	7,746
Direct or indirect benefits	‑	‑	107	107
Compensation for participation in committees	‑	‑	‑	‑
Others	304	133	1,501	1,938
Variable compensation:	‑	‑	‑	‑
Bonus	‑	‑	5,118	5,118
Profit sharing plan	‑	‑	‑	‑
Compensation for participation in meetings	‑	‑	‑	‑
Commissions	‑	‑	‑	‑
Others	‑	‑	1,539	1,539
Post‑employment benefits	‑	‑	532	532
Compensation based on stock options	‑	‑	‑	‑
Compensation for each body (1)	‑	‑	‑	‑
Total compensation	1,826	801	14,353	16,980

(1)   Compensation amounts include charges and accruals.

In addition, the Brazilian CVM requires us to disclose the aggregate compensation paid by our group to all members of board of directors, executive officers and members of fiscal councils of all companies in the consolidated CPFL group.  This aggregate compensation, including cash and benefits‑in‑kind, amounted to approximately R$34.0 million for 2013, including R$2.0 million in variable compensation.  For the same period, the total amount set aside or accrued by the CPFL group to provide pension, retirement or similar benefits was approximately R$1.0 million.

Share Ownership

The total number of common shares owned by our directors and executive officers as of March 31, 2014 was 102,300.  None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for specific indemnification of directors or officers.  We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2013, we had 8,391 full time employees.  The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2013	2012	2011
Distribution	4,503	5,466	6,043
Conventional Generation	106	156	295
Renewable Generation	329	267	232
Commercialization	51	64	495
Services	1,822	1,589	-
Corporate staff	1,580	935	850
Total	8,391	8,477	7,913

Some of our employees are members of unions, with which we have collective bargaining agreements.  We renegotiate these agreements annually with the 16 principal unions that represent our various employee groups.  Salary increases are generally provided for on an annual basis.  We believe that we have good relationships with these unions, as evidenced by the fact that we have not had any labor strikes during the last 25 years that materially affected our operations.

We provide a number of benefits to our employees.  The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program.  This amount is set in the collective bargaining agreements of each company, which are adjusted annually.  In 2013, we reserved R$41 million (R$37 million of which are booked in current liabilities) for our employee profit sharing program.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of December 31, 2013.  Percentages in the following table are based on 962,274,260 outstanding common shares.

	Common Shares	(%)
BB Carteira Livre I FIA (1)	288,569,602	29.99
ESC Energia S.A. (2)	234,092,930	24.33
Energia São Paulo FIA (3)	136,820,640	14.22
Bonaire Participações S.A. (4)	6,308,790	0.66
Bradespar S.A. (5)	50,541,820	5.25
BNDES Participações S.A. (6)	64,842,768	6.74
Executive officers and directors as a group	102,350	0.01
Total	781,278,900	81.20

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

(2)           ESC Energia S.A. is controlled by the Brazilian group Camargo Corrêa.

(3)           Energia São Paulo Fundo de Investimento em Ações is an investment fund whose ownership interest is controlled by four pension funds:  (i) Fundação CESP, primarily for employees of CPFL Energia, Companhia Energética de São Paulo (CESP), Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Bandeirante Energia S.A. and Elektro Eletricidade e Serviços S.A., among other Brazilian electricity companies; (ii) Fundação SISTEL de Seguridade Social, primarily for employees of CPqD (Centro de Pesquisa e Desenvolvimento), Telecomunicações Brasileiras S.A. – Telebrás, Telemig Celular S.A., Tele Norte Celular Participações S.A., Amazônia Celular S.A.; among others telecommunications companies; (iii) Fundação Petrobras de Seguridade Social ‑ PETROS, primarily for employees of Petróleo Brasileiro S.A.; and (iv) Fundação SABESP de Seguridade Social — SABESPREV, primarily for employees of Companhia de Saneamento Básico do Estado de São Paulo — SABESP.

(4)           Bonaire Participações S.A. is a holding company controlled by Energia São Paulo Fundo de Investimento em Ações.

(5)           Bradespar S.A. is a beneficial owner of our common shares, which it indirectly holds through Antares Holdings Ltda. and Brumado Holdings Ltda.

(6)           BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade.

Shareholders’ Agreement

Voting Rights.  Our shareholders’ agreement, among ESC, PREVI (through BB Carteira Livre I FIA), Energia São Paulo FIA, Bonaire and us, as intervening and consenting party, governs control of CPFL and our subsidiaries.  Under the shareholders’ agreement, certain actions require the approval of at least ESC and PREVI (at least 80.0% of the shares subject to the shareholders’ agreement), including:

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

•         execution of any agreement with a global amount in excess of R$39 million, if not included in our annual budget;

•         granting of any kind of collateral or guarantee in favor of third parties;

•         execution of agreements with related parties in an amount in excess of R$9.7 million;

•         appointment of our independent auditors in certain specified cases;

•         authorization for the acquisition of our own shares for cancellation or for treasury;

•         amendment of concession agreements of any controlled entity;

•         approval of stock option plans; and

•         acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$39 million.

The terms of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.

Corporate Governance.  Our Board of Directors consists of seven members, appointed as follows:

•         three appointed by ESC;

•         two appointed by PREVI;

•         one appointed by Energia São Paulo FIA/Bonaire; and

•         one independent, in accordance with the Novo Mercado Listing Rules.

Our Fiscal Council consists of five members, appointed as follows:

•         two appointed by ESC;

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

If the non-controlling shareholders, exercising their rights under the corporate law, elect the independent director required by the BM&FBOVESPA’s Novo Mercado Listing Rules, ESC, PREVI and Energia São Paulo FIA/Bonaire must abstain from proposing a nominee for the position.  If the non-controlling shareholders do not elect the independent director, ESC, PREVI and Energia São Paulo FIA/Bonaire shall by joint accord nominate such an independent director.

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

•         Tag‑along Rights.  A party that decides not to exercise its right of first refusal has the option to sell (pro rata), together with the selling party, its subject shares to the acquiring third party.  Tag‑along provisions do not apply to the disposition of subject shares by Energia São Paulo FIA/Bonaire while its stake within the controlling block is lower than 20.0%.

•         Preemptive Rights.  The parties have pro rata preemptive rights to subscribe for shares in the event of a capital increase.

•         Tag‑along Rights of Energia São Paulo FIA/Bonaire.  In the event of a sale, assignment or transfer of subject shares by PREVI and ESC that results in an equity percentage lower than 20.0% and 30.0%, respectively, of the aggregate subject shares and, as long as Energia São Paulo FIA/Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with PREVI or ESC, under the same terms and conditions.

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

Related Party Transactions

We acquired our interest in Semesa from VBC Energia S.A. in December 2001 for R$496 million.  The Semesa acquisition price is subject to adjustment, based on the assessment of Semesa’s Assured Energy.  The earliest that this assessment will take place is 2015.

One of our principal shareholders is ESC.  The controlling shareholder of ESC currently is the Camargo Corrêa Group.  Camargo Corrêa Group is one of the largest privately‑held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies.  Camargo Corrêa Group also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

We also conduct transactions with the shareholders of ESC and their affiliates, including the following:

•         Our distribution subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders.  All of these electricity supply agreements are regulated by ANEEL.

•         Our commercialization subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders.

•         CPFL Geração, through its joint-ventures, BAESA, ENERCAN and Foz do Chapecó, and through its subsidiary, CERAN, has entered into transactions with Construções e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision of construction services to our generation subsidiaries.

Our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Energia São Paulo FIA.  See note 31 to our Financial Statements concerning “Transactions with Related Parties”.

ITEM 8.                        Financial Information

Consolidated Statements and Other Financial Information

See Item 18.  Financial Statements.

Legal Proceedings

CPFL Paulista and CPFL Piratininga are parties to numerous lawsuits brought by industrial consumers alleging that certain tariff increases in the past were illegal in view of then-prevailing economic regulations that had established a price freeze that included electricity tariffs.  The aggregate potential liability was approximately R$67.5 million as of December 31, 2013.  Superior courts have already decided many of these lawsuits partially against us, and as a result, we have provisioned the aggregate potential liability (approximately R$45 million) in respect of these suits.

CPFL Paulista is a defendant in a civil public action filed by the Campinas Consumer Protection Office (Promotoria de Defesa do Consumidor).  The purpose of this civil public action is to suspend the effects of the tariff readjustment authorized by ANEEL for the year ended December 31, 2009.  The civil public action still awaits final decision and, until then, the effects from the tariff readjustment authorized by ANEEL remain in force.  We believe that the risk of loss is possible and therefore, no provision was recorded.

CPFL Piratininga received a tax infraction notice regarding improper tax deductions from payments made to the Fundação CESP’s pension fund.  These payments originated from an agreement executed to pay a debt from Fundação CESP’s pension fund.  An appeal still awaits decision.  We believe that the likelihood of loss is possible and the aggregate amount of the claim was of approximately R$142 million as of December 31, 2013.

CPFL Piratininga filed two annulment actions concerning ICMS fiscal debts against a notice of infraction and fee drawn by the state of São Paulo questioning its tax calculation method regarding the energy supply to two cities in the state.   A decision from lower courts is pending for one action and the other action is pending a decision on appeal.  In May 2013, we decided to adhere to a payment plan for the decision pending further appeal, as the decision on initial appeal was not in our favor.  As of December 31, 2013, we had paid R$85 million out of a total amount of R$159 million.  The amount of the other claim was for approximately R$50 million as of December 31, 2013.  We believe that the risk of loss is possible for this claim.

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

Semesa and Furnas were named as defendants in a legal proceeding that sought remedial measures and the establishment of a nature reserve because of alleged harm caused by the construction and operation of the Serra da Mesa plant.  The amount sought from Semesa totaled R$109.7 million.  CPFL Geração assumed all of the outstanding obligations and potential liabilities of Semesa in March 2007.  We believe that the risk of an adverse judgment with respect to this claim is possible and a decision from the lower courts is pending.  As a result, we have not established a provision with regard to this claim.  If adverse judgment were entered against us, requiring us to purchase additional land and establish a reserve in the area surrounding our generation activities, the costs would be reflected in our property, plant and equipment.

CPFL Paulista is involved in a lawsuit challenging the deductibility of expenses recognized in 1997 related to a deficit from Fundação CESP’s pension fund.  Based on a favorable opinion from the Brazilian Internal Revenue Service, CPFL Paulista deducted those expenses for purposes of income tax payments.  We have made judicial deposits in the amount of R$414 million (monetarily adjusted to R$649 million as of December 31, 2013) which allow CPFL Paulista to proceed with the lawsuit without assuming the risk of any asset forfeiture by the tax authority.  This dispute over expense deductibility also resulted in other lawsuits.  We believe that the possibility of loss is possible.

CPFL Paulista commenced a lawsuit against ANEEL seeking annulment of the methodology that has been applied in the periodic tariff adjustments since the first periodic adjustment cycle in 2003.  The lower court decided against CPFL Paulista, which has appealed the decision.  No decision on the appeal has been given to date.  In addition, CPFL Paulista, CPFL Piratininga and RGE, as well as other Brazilian distribution companies, through ABRADEE, are plaintiffs in a lawsuit against ANEEL discussing the basis for remunerating the concession assets that has been used since the first periodic adjustment cycle.  We are currently awaiting a final decision on this claim.  If we succeed in any of these proceedings, the tariffs that these distribution companies charge will increase and, as a consequence, our results of operations will be positively affected.

CPFL Geração received a tax infraction action concerning PIS and COFINS fiscal debts.  There is some divergence in the understanding of legislation, which resulted in a difference between the amount paid by CPFL Geração and the amount the tax authorities claim we owe.  An appeal still awaits decision.  We believe that the possibility of loss is possible and the aggregate amount of the claim was of approximately R$184 million as of December 31, 2013.

RGE is the plaintiff in a lawsuit challenging Corporate Income Tax (IRPJ) and Social Contribution (CSLL) levied in relation to events that occurred in the period from 1999 to 2003, due to:  (i) excess amortization of goodwill in the 10‑year amortization period set forth in Law 9,532/97; (ii) excess depreciation of assets; and (iii) monetary adjustment applied on items of Parcel A, known as “CVA”, which were excluded from the calculation basis of corporate income tax and social contribution.  A court decision is still pending.  We believe that the risk of an unfavorable judgment with respect to this claim is possible, and the aggregate amount of our liability was approximately R$424 million as of December 31, 2013.

CPFL Santa Cruz, CPFL Geração and RGE also received tax infraction actions concerning excess amortization of goodwill in IRPJ and CSLL, in the amounts of R$40 million, R$175 million and R$184 million as of December 31, 2013, respectively.  An appeal is still awaiting decision.  We believe that the possibility of loss is possible.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of such losses.  For this purpose, we classify such losses as remote, possible or probable.  IFRS practices require us to establish provisions in connection with probable losses, and it is therefore our policy to establish provisions only in connection with those claims.  As of December 31, 2013, our provisions for contingencies were approximately R$468 million, reflecting our ongoing contingency monitoring and risk control.  Our Management believes that these proceedings will not have a material adverse effect on our financial condition, either individually or in the aggregate.  See note 21  to our audited consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10.  Additional Information—Allocation of Net Income and Distribution of Dividends”.

Significant Changes

Changes in consolidation and in pension plan due to revision of IFRS

IFRS has revised their rule of consolidation.  The new standards (IFRS 10 and IFRS 11) were issued and took effect as from 2013.  Pursuant to the new standards, we will no longer proportionally consolidate a joint-‑venture.  We will instead record such entity by equity method, with no impact on our income statement.  For further information on these changes, please see note 2.8 to our audited consolidated financial statements.

Another important change relates to IAS 19, as revised in 2011.  The revisions change the accounting methodology for defined benefit plans and termination benefits.  The new methodology requires recognition of any changes in defined benefit obligations and the fair value of plan assets, and thus eliminates the corridor approach permitted under the previous version of IAS 19.  The elimination of the corridor approach accelerates recognition of past service costs.  All actuarial gains and losses are recognized immediately in other comprehensive income so that the net pension plan asset or liability reflects the full amount of the plan deficit or surplus.  Additionally, instead of interest cost and expected returns on plan assets used in the previous version of IAS 19, we now record an amount for “net interest” in accordance with the revisions of IAS 19, as revised in 2011.  According to the revisions, net interest is calculated by applying the discount rate to the net amount of the defined benefit liability or asset.  The IAS 19 revisions also introduced certain changes in presentation of the defined benefit cost, including more extensive disclosures, such as the sensitivity to significant actuarial assumptions.  For further information on the impact of these changes, please see note 2.8 to our consolidated financial statements.

These two new standards are effective from January 1, 2013. As the adoption of these accounting standards constitutes a change in accounting policies, the Company is retrospectively applying these standards in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, and therefore the Company adjusted the Balance Sheets as of January 1, 2012 and December 31, 2012, and the Statements of Income, of Comprehensive Income, of Changes in Shareholders’ Equity and Cash Flows for the years ended on December 31, 2012 and 2011 for comparison purposes.

ITEM 9.                        The Offer and Listing

Trading Markets

Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange.  Each ADS represents two shares.  The ADSs commenced trading on the NYSE on September 29, 2004.  As of December 31, 2013, the ADSs represented 6.4% of our shares and 21.1% of our current global public float.

On February 23, 2011, our Board of Directors:  (i) approved a change in the ratio of our ADSs, so that each ADS would represent two common shares of CPFL Energia; and (ii) submitted a proposal for a simultaneous reverse stock split and forward stock split of our common shares to our shareholders.  Our shareholders approved this proposal on our shareholders’ meeting of April 28, 2011.  Through the reverse stock split, 10 of our common shares became one common share and, simultaneously, through the forward stock split, each common share resulting from the reverse stock split became 20 common shares.

The purpose of the change in the ADS ratio, as well as the reverse and forward stock splits, is to:  (i) adjust the share base, and consequently decrease the administrative and operational costs of CPFL Energia; (ii) improve the efficiency of our systems for recording, controlling and disclosing information to shareholders; (iii) adjust the price of our common shares and ADSs, allowing access to our stock by new investors; and (iv) increase the liquidity of our shares and ADSs through a decrease in their individual value.

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

	Reais per Common share		U.S. dollars per ADS
	High	Low	High	Low
2009 (*)	18.75	14.25	22.10	11.81
2010 (*)	22.00	17.42	25.64	19.10
2011 (*)	26.50	19.43	30.56	22.15
2012	29.30	21.28	32.94	20.75
2013	23.57	18.39	22.78	15.49
2012:
First Quarter	29.30	25.11	32.94	28.01
Second Quarter	28.38	23.83	31.03	23.60
Third Quarter	25.65	21.36	25.72	20.84
Fourth Quarter	23.90	21.28	23.55	20.75
2013:
First Quarter	22.16	19.00	21.70	19.36
Second Quarter	23.57	18.76	22.78	16.90
Third Quarter	21.75	19.20	19.21	16.17
Fourth Quarter	20.09	18.39	18.40	15.49
October	20.09	19.10	18.40	16.88
November	19.46	18.46	17.12	15.91
December	19.40	18.39	16.39	15.49
2014:
January	18.87	17.70	15.95	14.74
February	17.85	15.42	15.08	12.85
March	18.67	15.79	16.57	13.46
April (up to April 2)	18.85	18.44	16.59	16.10

(*)   Prices were adjusted to reflect the change in the ratio of our ADSs and the simultaneous reverse stock split and forward stock split of our common shares.

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

Our corporate governance guidelines apply to us and all of our subsidiaries and affiliated companies.  They aim at promoting interaction among our shareholders, Board of Directors, Fiscal Council and Board of Executive Officers.  Our managers have committed to focus on:

1.             Disclosure (prompt and voluntary communication with market participants and our shareholders with respect to factors that guide our business and lead to the creation of value);

2.             Fairness (fair treatment to our shareholders, our customers, suppliers, employees, creditors, government bodies, regulatory agencies, etc.);

3.             Accountability (accountability of our Management to our shareholders, and responsibility for their acts while in office); and

4.             Compliance (commitment to the sustainability and continuity of our business in the long run, compliance with the legislation in force and observance of social and environmental matters).

We implemented this model in 2003 and redesigned it in 2006 in order to adjust our corporate governance structure to the current making‑business scenario and decision‑making process.  In 2012 the Board of Directors approved the updating of Corporate Governance Guidelines, regarding their application to its Controlled and Affiliated Companies.  Furthermore, it was registered that the members of the Board of Directors’ Advisory Committees shall no longer receive compensation.

Our Board of Directors is our decision‑making body, responsible for determining our overall guidelines.  Our Board of Directors can request advice on strategic matters from three of our committees, such as executive remuneration, related party transactions, follow‑up on internal audits and business management processes.  Whenever necessary, ad hoc commissions are installed to advise the Board of Directors on specific issues, such as corporate governance, strategies, budget, corporate risk management, sustainability, purchase of energy, new operations and financial policies, etc.

A revision of these rules was under discussion between the companies listed in each segment and the BM&FBOVESPA, and it was approved during the second half of 2010 to provide for a further enhancement of the special corporate governance and disclosure rules.  The revised rules entered in force and effect on May 10, 2011, including those related to the Novo Mercado segment.  The main changes to the rules in the segment that we are listed include, among others:  (i) prohibition to include dispositions that restrict or create obligations to the shareholders which vote favorably to a suppression or amendment of dispositions of the bylaws; (ii) prohibition of the same individual to hold the positions of president of the board of directors and chief executive officer (or equivalent position as the main executive of the company); and (iii) obligation of the board of directors to issue a justified opinion on any tender offers for the acquisition of the shares representative of the corporate capital of the company.  On December 19, 2011, we amended our bylaws to incorporate these rules, among other changes.  In 2013 we amended our bylaws to include the creation of a "Reserve for Adjustment of the Concession Financial Assets", with subsequent amendment to items “a” and “c” and addition of items “d” and “e” of paragraph 2, Article 27.

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

Brazilian Corporate Law permits the suspension of the mandatory distribution of dividends in any fiscal year in which the Management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to approval by the shareholders meeting and review by members of the fiscal council, if it has been installed.  The law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition.  In the case of publicly‑held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting.  If the mandatory distribution is not paid, the unpaid amount must be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits.  Under Brazilian Corporate Law, the shareholders of a publicly‑held company may also decide to distribute dividends in an amount lower than the mandatory distribution.

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

In general, shareholders who are not residents of Brazil must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying the ADSs are held in Brazil by Banco Bradesco S.A.,  as the custodian for the depositary, that is the registered owner on the records of the registrar for our shares.  The current registrar (since January 1, 2011) is Banco do Brasil S.A.  The depositary registers the common shares underlying the ADSs with the Brazilian Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted.  Dividends paid to persons who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which are subject to Brazilian withholding income tax at varying tax rates.  See “Taxation—Brazilian Tax Considerations”.

Holders of ADSs have the benefit of the electronic registration obtained from the Brazilian Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil.  In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the foreign exchange market.

If the holder is not a duly qualified investor and does not obtain an electronic certificate of foreign capital registration, a special authorization from the Brazilian Central Bank must be obtained in order to remit from Brazil any payments with respect to the common shares through the foreign exchange market.  Without this special authorization, the holder may currently remit payments with respect to the common shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Brazilian Central Bank may remit these payments by international transfer of Brazilian currency pursuant to CMN Resolution No. 3,568, dated May 29, 2008, and Brazilian Central Bank Circular No. 3,280, dated March 9, 2005, as amended.  In order to effect the international transfer of Brazilian currency the holder must have a special non‑resident bank account in Brazil, through which the subsequent conversion of such Brazilian currency into U.S. dollars is effected.

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

We will distribute R$931 million to our shareholders from our 2013 net income.  Of this amount, R$363 million, or R$0.377282126 per common share, was paid as an interim dividend on October 1, 2013 and R$568 million, or R$0.590062200 per common share is expected to be paid as supplemental dividend in the first half of 2014.

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity in amounts of at least 50.0% of our adjusted net income, in semi‑annual installments.  The amount of any of our distributions of dividends and/or interest attributed to shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters our Board of Directors and our shareholders may consider relevant.  In addition, covenants contained in our debt instruments may limit the amount of dividends and/or interest attributable to shareholders’ equity that we may make.  Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributable to shareholders’ equity in lieu of dividends.

Our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our annual or semi‑annual financial statements or on financial statements relating to shorter periods, or also based on accrued profits recorded or on profits allocated to non‑profits reserve accounts in the annual or semi‑annual financial statements.  The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares.

Shareholder Meetings

Actions to be taken at our shareholders’ meetings

At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary.  The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at the annual shareholder meeting immediately following such fiscal year.  The election of our directors and members of our fiscal council, if the requisite shareholders request its establishment, typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting.  The following actions may only be taken at a special shareholders’ meeting:

•         amendment of our bylaws;

•         cancellation of registration with the CVM as a publicly‑held company;

•         authorization of the issuance of non‑convertible debentures;

•         suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws;

•         acceptance or rejection of the valuation of in‑kind contributions offered by a shareholder in consideration for shares of our capital stock;

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

•         approval of any merger (fusão) or consolidation (incorporação) with another company or a spin‑off (cisão);

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

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive Rights;” and

•         the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “Withdrawal Rights”.

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum for purposes of a shareholders’ meeting shall consists of shareholders representing at least 25.0% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  A quorum for the purposes of amending our bylaws consists of shareholders representing at least two‑thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account.  However, the affirmative vote of shareholders representing one‑half of our issued and outstanding voting capital is required to:

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

Since 2008, the Company has been adopting a Manual for Participation in General Shareholders’ Meetings to provide, in a clear and summarized form, information relating to the Company’s Shareholders General Meeting and to encourage and facilitate the participation of all shareholders.  This manual includes a standard power of attorney, which may be used by shareholders who are unable to be present at the meetings to appoint an attorney‑in‑fact to exercise their voting rights with regard to issues on the agenda.

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

Withdrawal Rights

Brazilian Corporate Law grants our shareholders the right to withdraw from the company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters:  (i) the reduction of minimum mandatory dividends; (ii) the merger of the company or consolidation with another company; (iii) the change of the corporate purpose of the company; (iv) a spinoff of the company (if such spin‑off changes the company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities); or (v) the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of Article 256 of Brazilian Corporate Law; or (vi) a change in our corporate form.  Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right.

If our shareholders wish to withdraw from the company due to a merger, such right may only be exercised provided that the company’s shares have no liquidity in the market.

The withdrawal right entitles the shareholder to the reimbursement of the value of its shares, upon request within 30 days of the publication of notice of the shareholders meeting.  After such term, our Management bodies may choose to call a general meeting to ratify or reconsider the decision which triggered the withdrawal rights, should the payment of such rights threaten the financial stability of the company.

Material Contracts

For information concerning our material contracts, see “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects”.

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Brazilian Central Bank.  These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for common shares, from converting dividends, distributions or the proceeds from any sale of common shares into U.S. dollars and remitting such U.S. dollars abroad.  Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American depositary receipts, or ADRs.

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

An electronic registration has been issued by the custodian in the name of Deutsche Bank, the depositary, with respect to the American Depositary Shares.  Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil.  If a holder exchanges American Depositary Shares for common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange.  After that, the holder must seek to obtain its own electronic registration with the Brazilian Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000.  Thereafter, unless the holder has registered its investment with the Brazilian Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares.  A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares.  See “—Taxation—Brazilian Tax Considerations”.

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

Pursuant to Resolution No. 2,689, foreign investors must:  (i) appoint at least one representative in Brazil with the power to perform actions relating to foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM; and (iv) register the foreign investment with the Brazilian Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out in stock exchanges or organized over‑the‑counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of Dividends

Stock dividends paid by a Brazilian company to foreign investors, with respect both to foreign direct investments and to foreign investments carried out under the rules of Resolution No. 2,689/00, are generally not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996, as provided under article 10 of Law No. 9,249, dated December 26, 1995, or Law No. 9,249/95.

In this context, it should be noted that Law No. 11,638, dated December 28, 2007, or Law No. 11,638/07, significantly altered the Brazilian corporate law in order to align the Brazilian generally accepted accounting standards more closely with the IFRS.  Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638/07.  Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as in force on December 31, 2007.

Profits determined pursuant to Law No. 11,638/07, or IFRS Profits, can differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397 issued by the Brazilian tax authorities on September 16, 2013 (“Normative Ruling No. 1,397/13”) has established that legal entities should observe the accounting methods and criteria as in force on December 31, 2007 (e.g., the 2007 Profits), upon determining the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of non‑resident beneficiaries, be subject to the following rules of taxation:  (i) 15% withholding income tax, or WHT, in the case of beneficiaries domiciled abroad, but not in tax havens, and (ii) 25% WHT, in the case of beneficiaries domiciled in tax havens.

Since tax authorities could attempt to charge income tax due over Excess Dividends paid over the past five years based on the provisions of Normative Ruling No. 1,397/13, and in order to try to mitigate potential lawsuits of taxpayers that could argue that Normative Ruling No. 1,397/13 is unlawful, the Brazilian government has recently introduced a whole new set of tax rules under Provisional Measure No. 627, dated November 11, 2013, which will be mandatory for all legal entities as of the year 2015, or the New Tax Regime, a provision that states that in case the Brazilian company paying the dividends voluntarily elects the New Tax Regime for the year 2014, tax authorities will not attempt to charge the income tax potentially due over the Excess Dividends paid up until the date the New Tax Regime was published.  As to profits accumulated between 2008 and 2013 distributed after November 11, 2013, Normative Ruling No. 1,397/13 remains applicable as to the potential challenges on the validity of its provisions.

 On the other hand, in case the Brazilian company paying the dividends does not elect the New Tax Regime for the year 2014, it could be subject to a tax assessment on any Excess Dividends potentially paid during the period from 2008 up until the end of 2014.

Note that wording of the New Tax Regime is still tentative and can be altered during the process of its conversion into law.  In that case, the Brazilian company cannot assure that the regime described above will be confirmed upon conversion of the New Tax Regime into law.

Taxation of Gains

Pursuant to Law No. 10,833, enacted on December 29, 2003, gains on the disposition or sale of assets located in Brazil by a Non‑Brazilian Holder, whether to another non‑Brazilian resident or to a Brazilian resident, may be subject to withholding in Brazil income tax.

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non‑Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, arguably the gains realized by a Non‑Brazilian Holder upon the disposition of ADSs to another non‑Brazilian resident should not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833.  We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation.  As a result, gains on a disposition of ADSs by a Non‑Brazilian Holder to a Brazilian resident, or even to a non‑Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described above.

As a general rule, gains realized as a result of a disposition of our common shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our common shares or ADSs.

Under Brazilian law, however, income tax rules on such gains may vary depending on the domicile of the Non‑Brazilian Holder, the type of registration of the investment by the Non‑Brazilian Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over‑the‑counter market) are:

•         exempt from income tax when realized by a Non‑Brazilian Holder that (1) has registered the investment in Brazil with the Brazilian Central Bank under the rules of Resolution 2,689, or a 2,689 Holder, and (2) is not a resident in a country or location which is defined as a “Favorable Tax Jurisdiction” for this purposes as described below; or

•         subject to income tax at a rate of 15% in the case of gains realized by (A) a Non‑Brazilian Holder that (1) is not a 2,689 Holder and (2) is not a Favorable Tax Jurisdiction Resident; or by (B) a Non‑Brazilian Holder that (1) is a 2,689 Holder, and (2) is a Favorable Tax Jurisdiction Resident.  In this case, a withholding income rate of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non‑Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non‑Resident Holder; and

•         subject to income tax at a rate of up to 25% in case, of gains assessed by a Non‑Brazilian Holder that is not a 2,689 Holder, and is a Favorable Tax Jurisdiction Resident for this purpose (as described below).  In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non‑Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to withholding income tax at the rate of 15% or 25%, as the case may be.  In some circumstances, there may be arguments to claim that this taxation is not applicable, including the case of a Non‑Brazilian Holder that is a 2,689 Holder and is not a resident in a “Favorable Tax Jurisdiction” for this purpose.  The availability of these arguments to any specific holder of our common shares will depend on the circumstances of the holder.  Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

Any exercise of preemptive rights relating to our common shares or ADSs will not be subject to Brazilian taxation.  Any gain on the sale or assignment of preemptive rights relating to our common shares, including the sale or assignment carried out by the depositary, on behalf of Non‑Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our common shares.

Interpretation of the Discussion on the Definition of “Favorable Tax Jurisdiction”

On June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Favorable Tax Jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non‑residents, or Tax Haven Jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by Law No. 11,727, of June 23, 2008.  Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non‑Brazilian Holder on payments potentially made by a Brazilian source.

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037 and Law No. 11,727.  If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727 will also apply to a Non‑Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

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

Payment of interest on shareholders’ equity to a Non‑Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non‑Brazilian Holder is domiciled in a Favorable Tax Jurisdiction.

These payments of interest on shareholders’ equity to a Non‑Brazilian Holder may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on net equity is so included, we are required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by our shareholders, at an annual shareholders meeting, on the basis of recommendations of on board of directors.  No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Tax on foreign exchange transactions

The conversion of foreign currency into Brazilian reais  and the conversion of Brazilian reais into foreign currency are subject to a tax on foreign exchange transactions, or the IOF/Exchange.  The rate of this tax varies according to the nature of the transaction.  Foreign exchange agreements entered into in connection with inflows of funds related to investments carried out by Non‑Brazilian Holders in the Brazilian financial and capital markets are not currently subject to the IOF/Exchange Tax.  This zero percent rate also applies to the outflow of funds arising from payments of dividends and interest on shareholders’ equity to Non‑Brazilian Holders with respect to investments in Brazilian financial and capital markets.  Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%.  Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount.  However, any increase in rates is only authorized to apply to future transactions.

Tax on transactions involving bonds and securities

Brazilian law imposes a tax on transactions involving bonds and securities, or the IOF/Bonds Tax, including those carried out on Brazilian stock, futures or commodities exchanges.  The IOF/Bonds Tax is currently reduced to zero in almost all transactions, including those carried out on a Brazilian stock exchange.  The rate of the IOF/Bonds Tax applicable to transactions involving our common shares is currently zero, including, as of December 24, 2013, the rate of the IOF/Bonds Tax applicable to the transfer of our common shares with the specific purpose of enabling the issuance of ADSs.  The Brazilian government may increase the rate of the IOF/Bonds Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into effect.

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

U.S. Federal Income Tax Consequences

This discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs.  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury regulations, administrative pronouncements by the U.S. Internal Revenue Service, or the IRS, and judicial decisions, in each case as of the date hereof, all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

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

•         tax‑exempt organizations;

•         regulated investment companies;

•         real estate investment trusts;

•         grantor trusts;

•         common trust funds;

•         banks or other financial institutions;

•         persons liable for the alternative minimum tax;

•         securities traders who elect to use the mark‑to‑market method of accounting for their securities holdings;

•         insurance companies;

•         persons that acquired common shares or ADSs as compensation for the performance of services;

•         U.S. expatriates; and

•         persons holding common shares or ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security, constructive sale or other integrated transaction.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes.  In addition, this discussion does not address tax considerations applicable to persons that hold an interest in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds common shares or ADSs, or any U.S. federal estate and gift, state, local or non‑U.S. tax consequences of the acquisition, ownership and disposition of common shares or ADSs.  This discussion does not address the Medicare tax on net investment income.  Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common shares or ADSs.

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

Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.  Subject to the below‑mentioned concerns by the U.S. Treasury Department regarding certain inconsistent actions taken by intermediaries and certain exceptions for short‑term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends represent “qualified dividend income”.  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or will remain readily tradable.  See below for a discussion regarding our PFIC determination.

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

Upon the sale, exchange or other taxable disposition of common shares or ADSs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the common shares or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s adjusted tax basis in the common shares or ADSs.  The initial tax basis of common shares or ADSs held by a U.S. holder will be the U.S. dollar value of the reais‑denominated purchase price determined on the date of purchase.  Such gain or loss generally will be treated as capital gain or loss and will be long‑term capital gain or loss if the common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Under current law, certain non‑corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long‑term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

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

The determination as to whether a non‑U.S. corporation is a PFIC is based on the composition of the income, expenses and assets of the non‑U.S. corporation from time to time and the application of complex U.S. federal income tax rules, which are subject to different interpretations and involves uncertainty.  Based on our audited financial statements, the nature of our business, and relevant market and shareholder data, we believe that we would not be classified as a PFIC for our last taxable year or our current taxable year (although the determination cannot be made until the end of such taxable year), and we do not expect to be classified as a PFIC in the foreseeable future, based on our current business plans and our current interpretation of the Code and Treasury regulations that are currently in effect.  However, because the application of the Code and Treasury regulations are not entirely clear and because PFIC status depends on the composition of a non‑U.S. corporation’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be treated as a PFIC for any taxable year.

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

If we are treated as a PFIC and, at any time, we invest in non‑U.S. corporations that are classified as PFICs (each, a “lower‑tier PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that lower‑tier PFIC.  If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our  interest in, the lower‑tier PFIC or (ii) the U.S. holder disposes of all or part of its common shares or ADSs.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. holder that elects to be subject to a mark‑to‑market regime for stock in a PFIC.  A U.S. holder may elect mark‑to‑market treatment for its common shares or ADSs, provided the common shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury regulations.  The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter.  A U.S. holder electing the mark‑to‑market regime generally would compute gain or loss at the end of each taxable year as if the common shares or ADSs had been sold at fair market value.  Any gain recognized by the U.S. holder under mark‑to‑market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of common shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark‑to‑market income not offset by previously deducted decreases in value.  Any loss on an actual sale of common shares or ADSs would be a capital loss to the extent in excess of previously included mark‑to‑market income not offset by previously deducted decreases in value.  A U.S. holder’s adjusted tax basis in common shares or ADSs would increase or decrease by gain or loss taken into account under the mark‑to‑market regime.  A mark‑to‑market election is generally irrevocable.  In addition, a mark‑to‑market election with respect to common shares or ADSs would not apply to any lower‑tier PFIC, and a U.S. holder would not be able to make such a mark‑to‑market election in respect of its indirect ownership interest in that lower‑tier PFIC.  Consequently, the PFIC rules could apply with respect to income of a lower‑tier PFIC, the value of which would already have been taken into account indirectly via mark‑to‑market adjustments in respect of common shares or ADSs.

A U.S. holder that owns common shares or ADSs during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621, including in order to comply with a recently added additional annual filing requirement for U.S. persons owning shares of a PFIC.  U.S. holders should consult their independent tax advisors regarding the application of the PFIC rules to common shares or ADSs, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the reporting requirements that may apply to their particular situation.

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

Reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.  As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short‑swing profit recovery rules of Section 16 of the Exchange Act.

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

Exchange Rate Risk

At December 31, 2013, approximately 11.8% of our indebtedness were denominated in U.S. dollars.  Also at December 31, 2013, we had swap agreements that offset the exchange rate risk with respect to R$2,067 million of those amounts.  As our net exposure is an asset since the swap has higher balances than the liability, our exchange rate risk is associated with the risk of a drop in the value of the U.S. dollar.  The potential loss to us that would result from a hypothetical favorable 50.0% change in foreign currency exchange rates (an expected scenario provided by the BM&FBOVESPA), after giving effect to the swaps, would be approximately R$0.8 million, primarily due to the increase, in Brazilian reais,   in the principal amount of our foreign currency indebtedness.  The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.  For further information on other scenarios, please see note 34.c.1 to our consolidated financial statements.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are fixed.  The interest or indexation rates include several different Brazilian money‑market rates and inflation rates.  At December 31, 2013, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$10,662 million.  Further information for other scenario, please see note 34.c.2 to our consolidated financial statements.

A hypothetical, instantaneous and unfavorable change of 25% in rates applicable to floating rate financial assets and liabilities held at December 31, 2013, would result in a net additional cash outflow of approximately R$400 million.  This sensitivity analysis is based on the assumption of an unfavorable 25% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities (an expected scenario available in the Market).  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as unfavorable movements of all interest rates are unlikely.

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

Reimbursement of Fees and Direct and Indirect Payments by the Depositary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book‑entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee‑attracting services until its fees for those services are paid.

In 2013, we received the following payments from the depositary:  (i) US$24,011; (ii) US$9,641; (iii) US$15,000; and (iv) US$750,000 (or US$525,000 net of withholding income tax) for expenses incurred by us relating to the ADR program, including financial information, perception study, global shareholder identification and expenses relating to the fifth year of the agreement between the depositary and us, respectively.

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use of PROCEEDS

None.

ITEM 15.                     Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in 1992.  Based on such assessment and criteria, our Management has concluded that our internal control over financial reporting was effective as of December 31, 2013. There are no changes in business process that could have a relevant impact on our December 31, 2013 financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

We have audited the internal control over financial reporting of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2013 and our report dated March 24, 2014 expressed an unqualified opinion on those financial statements and included explanatory paragraphs related to (a) the accompanying financial statements that have been retrospectively adjusted as a result of changes in accounting policies related to employee benefits and accounting for joint arrangements and (b) the accounting for resources provided by the Energy Development Account (“CDE”) by the Company as a reduction in the cost of electric energy.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Campinas, São Paulo, Brazil
March 24, 2014

ITEM 16.

ITEM 16A.    Audit Committee Financial Expert

As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A‑3(c)(3).  Our Board of Directors recognizes that one member of our fiscal council, Daniela Corci Cardoso, qualifies as an audit committee financial expert and meets the applicable independence requirements for fiscal council membership under Brazilian law.  She also meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).  Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates.

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

We are currently working on the review of our Code of Ethics to incorporate suggestions of our employees and outside stakeholders.  We intend to submit the new version of our Code of Ethics to our board of directors and officers for approval in the first half of 2014.   If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we furnish a waiver to any such persons, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.    Principal Accountant Fees and Services

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2013 and 2012.  Our independent accounting firm was Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2012 and 2013.

Year ended December 31,
	2013	2012
(in thousands of reais)
Audit fees	R$4,101	R$3,802
Audit‑related fees	R$1,880	R$2,371
Tax fees	R$115	R$112
All other fees	‑	‑
Total	R$6,096	R$6,285

“Audit Fees” are the aggregated fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for fiscal years 2013 and 2012, respectively.

“Audit‑related fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for the years ended December 31, 2013 and 2012, respectively.

“Tax fees” in the above table are for services related to tax compliance charged by Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2013 and 2012, respectively.

Audit Committee Approval Policies and Procedures

Our fiscal council currently serves as our audit committee for purposes of the Sarbanes‑Oxley Act of 2002.  Our fiscal council has not established pre‑approval policies or procedures for recommending the engagement of our independent auditors for services to our Board of Directors.  Pursuant to Brazilian law, our Board of Directors is responsible for the engagement of independent auditors.  Brazilian law prohibits our independent auditors from providing any consulting services to our subsidiaries, or to us, that may impair their independence.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A‑3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements.  We have designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).  In our assessment, our fiscal council acts independently in performing the responsibilities of an audit committee under the Sarbanes‑Oxley Act and satisfies the other requirements of Exchange Act Rule 10A‑3.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.     Change in Registrant’s Certifying Accountant

KPMG Auditores Independentes was appointed to act as our independent public accounting firm for a five‑year period to audit our consolidated financial statements for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011.  Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.   Due to the limitations set forth in these regulations, we did not seek to renew KPMG’s contract when it expired and KPMG could not attempt to stand for reelection.  On November 7, 2011, our Board of Directors approved the appointment of Deloitte Touche Tohmatsu Auditores Independentes to act as our independent public accounting firm beginning with a review of our quarterly information for the first quarter of 2012.

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

We have requested that KPMG Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of this letter is filed as Exhibit 15.1 to this Form 20‑F.

We did not consult Deloitte Touche Tohmatsu Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20‑F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20‑F).

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

CPFL is a controlled company, because more than a majority of its voting power is controlled by ESC Energia S.A., PREVI through BB Carteira Livre I Fundo de Investimento em Ações and Energia São Paulo FIA (including through Bonaire Participações S.A.). As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has one independent director, as defined by BM&FBOVESPA rules.

303A.03	The non‑Management directors of a listed company must meet at regularly scheduled executive sessions without Management.	The non‑Management directors of CPFL do not meet at regularly scheduled executive sessions without Management.
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

303A.06 and 303A.07

A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A‑3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

In lieu of appointing an audit committee composed of independent members of the Board of Directors, CPFL has a permanent Conselho Fiscal, or fiscal council, in accordance with the applicable provisions of the Brazilian Corporate Law, and CPFL has granted the fiscal council with additional powers that meet the requirements of Exchange Act Rule 10A‑3(c)(3). Under Brazilian Corporate Law, which enumerates standards for the independence of the fiscal council from CPFL and its Management, none of the members of the fiscal council may be: (i) members of the Board of Directors; (ii) members of the board of executive officers; (iii) employed by CPFL or an affiliate or company controlled by CPFL or (iv) a spouse or relative of any member of our Management or Board of Directors. Members of the fiscal council are elected at the company’s general shareholders meeting for a one‑year term of office. The fiscal council of CPFL currently has five members, all of whom comply with standards (i) to (iv) above. The responsibilities of the fiscal council, which are set forth in its charter, includes reviewing Management’s activities and the company’s financial statements, and reporting findings to the company’s shareholders.

303A.08	Shareholders must be given the opportunity to vote on all equity‑compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre‑approval is required for the adoption of any equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CPFL has formal corporate governance guidelines that address the matters specified in the NYSE rules. CPFL’s corporate governance guidelines are available on http://www.cpfl.com.br/ir.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

CPFL has a formal Code of Ethics that applies to its directors, officers, employees and controlling shareholders. CPFL’s Code of Ethics has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules. CPFL reports each year under Item 16B of our annual report on Form 20‑F any waivers of the code of ethics in favor of our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions. We will disclose such amendment or waiver on our website.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

CPFL’s CEO provides to the NYSE a Foreign Private Issuer Annual Written Affirmation, and he will promptly notify the NYSE in writing after any executive officer of CPFL becomes aware of any material non‑compliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.    Mine Safety Disclosure

Not applicable.

ITEM 17.                     Financial Statements

Not applicable.

ITEM 18.                     Financial Statements

See pages F‑1 through F‑101, incorporated herein by reference.

ITEM 19.                     Exhibits

No.	Description
1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
3.1

Shareholders Agreement dated March 22, 2002 as amended on August 27, 2002, November 5, 2003 and December 6, 2007 among VBC Energia S.A., 521 Participações S.A., Bonaire Participações S.A. and CPFL Energia S.A.

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
12.1	Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2	Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
15.1	Letter from KPMG Auditores Independentes to the SEC, dated April 9, 2013 regarding the change in independent public accounting firm.

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

GLOSSARY OF TERMS

ABRADEE:  Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica).

Allowed Annual Revenue:  Revenue received by electricity Transmission companies annually.  Such revenue is calculated based on the estimated investment to build, maintain and operate a Transmission system.

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

Biomass Thermoelectric Power Plant:  a generator which uses the combustion of organic matter for the production of energy.

Capacity Agreement:  Agreement under which a generator commits to make a certain amount of capacity available to the Regulated Market.  In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

Captive consumers:  Consumers that acquire energy from the distribution company or holder of a permit to whose network the consumer is connected.  These consumers are subject to regulated tariffs, which include the costs of transmission and distribution as well as the energy purchase costs.

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

Free Consumers:  Consumers with a minimum demand of 3 MW who opt to purchase energy, entirely or partially, from another authorized selling agent under the terms of current, applicable legislation.

Free Market:  Market segment that permits a certain degree of competition.  The Free Market specifically contemplates purchase of electricity by non‑regulated entities such as Free Consumers and energy traders.

Gigawatt (GW):  One billion watts.

Gigawatt  hour (GWh):  One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

High  voltage:  A class of nominal system voltages equal to or greater than 2.3 kV and equal to or lower than 230 kV.

Hydroelectric Power Plant:  A generator that uses water power to drive the electric generator.

Installed Capacity:  The level of electricity which can be delivered from a particular generator on a full‑load continuous basis under specified conditions as designated by the manufacturer.

Interconnected Power System:  Systems or networks for the Transmission of energy, connected together by means of one or more links (lines and/or transformers).

Independent Power Producer:  A legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires.

IPCA:  Broad consumer price index (Indice Nacional de Preços ao Consumidor Amplo, calculated and published by Instituto Brasileiro de Geografia e Estatística).

Kilovolt (kV):  One thousand volts.

Kilowatt (kW):  One thousand watts.

Kilowatt  hour  (kWh):  One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

Low Voltage:  A class of nominal system voltages equal to or lower than 1,000 volts (1 kV).

MCPSE:  Electricity Sector Asset Control Manual (Manual de Controle Patrimonial do Setor Elétrico).

Medium Voltage:  A class of nominal system voltages greater than 2.3 kV and equal or lower than 138 kV.

Megawatt (MW):  One million watts.

Megawatt  hour  (MWh):  One megawatt of power supplied or demanded for one hour, or one million watt hours.

Micro Hydroelectric Power Plants:  Power projects with capacity lower than 1 MW.

MME:  Ministry of Mines and Energy (Ministério de Minas e Energia).

Megawatt‑peak (MWp):  The measure of the nominal power of a photovoltaic solar device under laboratory lighting conditions.

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

RTA:  Annual Adjustment (reajuste tarifário annual).

RTE:  Extraordinary Tariff Adjustment (reajuste tarifário extraordinário).

RTP:  Periodic Revision (revisão tarifária periódica)

Small Hydroelectric Power Plants:  Power projects with capacity from 1 MW to 30 MW.

Special Consumer:  Consumer or a group of consumers that uses at least 500 kV.  Special Consumers may only purchase energy from (i) Small Hydroelectric Power Plants with capacity between 1,000 kW and 30,000 kW, (ii) generators with capacity limited to 1,000 kW, and (iii) alternative energy generators (solar, wind and biomass enterprises) with system capacity not greater than 30,000 kW.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on April 4, 2014.

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

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As discussed in note 2.8 to the consolidated financial statements, the accompanying  balance sheets at January 1, 2012 and at December 31, 2012, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2012 and 2011, have been retrospectively adjusted as a result of changes in accounting policies related to employee benefits under the International Accounting Standard - IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with the International Financial Reporting Standard - IFRS 11 - Joint Arrangements.

We draw your attention to the matter described in note 27 regarding the accounting for resources provided by the Energy Development Account (“CDE”) by the Company as a reduction in the cost of electric energy.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Campinas, São Paulo, Brazil
March 24, 2014

KPMG Auditores Independentes Av. Barão de Itapura, 950 - 6º 13020-431 - Campinas, SP - Brasil Caixa Postal 737 13012-970 - Campinas, SP - Brasil	Central Tel 55 (19) 2129-8700 Fax 55 (19) 2129-8728 Internet www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CPFL Energia S.A.

We have audited the accompanying consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows of CPFL Energia S.A. and subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of the CPFL Energia S.A. and subsidiaries for the year ended December 31, 2011 , in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As described in explanatory note 2.8, the Company adopted the provisions of IFRS 11 – Joint Arrangements and IAS 19 - Employee benefits in 2013, which included the disclosure of the January 1, 2012 balance sheet.

/s/ KPMG Auditores Independentes

São Paulo, Brazil

April 9, 2013, except for explanatory note 2.8 to the consolidated financial statements as to which the date is March 24, 2014.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND JANUARY 1, 2012 (In thousands of Brazilian reais – R$)

ASSETS	Dec 31, 2013	Dec 31, 2012 restated	Jan 1, 2012 restated

CURRENT ASSETS
Cash and cash equivalents (note 5)	4,206,422	2,435,034	2,663,425
Consumers, concessionaires and licensees (note 6)	2,007,789	2,205,024	1,860,733
Dividends and interest on shareholders´ equity receivable (note 12)	55,265	55,033	27,821
Financial investments	24,806	6,100	47,521
Recoverable taxes (note 7)	262,433	250,987	270,090
Derivatives (note 34)	1,842	870	3,733
Materials and supplies	21,625	36,826	40,852
Leases (note 9)	10,757	9,740	4,581
Financial asset of concession (note 10)	-	34,444	-
Other credits (note 11)	673,383	510,880	404,784
TOTAL CURRENT ASSETS	7,264,323	5,544,938	5,323,541

NONCURRENT ASSETS
Consumers, concessionaires and licensees (note 6)	153,854	161,658	182,300
Loans to associates and joint ventures (note 31)	86,655	-	-
Escrow deposits (note 21)	1,143,179	1,125,339	1,082,617
Financial investments	-	-	74,910
Recoverable taxes (note 7)	173,362	206,653	198,601
Derivatives (note 34)	316,648	486,438	215,642
Deferred taxes credits (note 8)	1,168,706	1,257,787	1,126,581
Leases (note 9)	37,817	31,703	24,521
Financial asset of concession (note 10)	2,787,073	2,342,796	1,376,664
Other credits (note 11)	296,096	343,814	233,526
Investments in joint ventures (note 12)	1,032,681	1,022,126	1,006,324
Investment at cost	116,654	116,654	116,654
Property, plant and equipment (note 13)	7,717,419	7,104,060	5,672,725
Intangible assets (note 14)	8,748,328	9,180,312	8,534,673
TOTAL NONCURRENT ASSETS	23,778,473	23,379,341	19,845,737

TOTAL ASSETS	31,042,796	28,924,279	25,169,278

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND JANUARY 1, 2012 (In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31, 2013	Dec 31, 2012 restated	Jan 1, 2012 restated

CURRENT LIABILITIES
Suppliers (note 15)	1,884,693	1,689,137	1,284,317
Accrued interest on loans and financing (note 16)	125,829	138,293	136,169
Accrued interest on debentures (note 17)	162,134	94,825	79,057
Loans and financing (note 16)	1,514,626	1,419,034	764,097
Debentures (note 17)	34,872	310,149	516,355
Post-employment benefit obligation (note 18)	76,810	51,675	40,171
Regulatory charges (note 19)	32,379	110,776	139,916
Taxes and social contributions payable (note 20)	318,063	430,472	465,093
Dividends and interest on equity	21,224	26,542	24,524
Accrued liabilities	67,633	71,725	70,035
Derivatives (note 34)	-	109	-
Public utilities (note 22)	3,738	3,443	3,112
Other accounts payable (note 23)	663,529	623,267	791,848
TOTAL CURRENT LIABILITIES	4,905,531	4,969,447	4,314,692

NONCURRENT LIABILITIES
Suppliers (note 15)	-	4,467	-
Accrued interest on loans and financing (note 16)	43,396	62,271	23,627
Accrued interest on debentures (note 17)	32,177	-	-
Loans and financing (note 16)	7,546,144	7,658,196	5,875,893
Debentures (note 17)	7,562,219	5,790,263	4,417,774
Post-employment benefit obligation (note 18)	350,640	831,184	305,773
Taxes and social contributions payable (note 20)	32,555	-	165
Deferred taxes debits (note 8)	1,117,146	1,155,733	1,038,101
Provisions for tax, civil and labor risks (note 21)	467,996	349,094	303,231
Derivatives (note 34)	2,950	336	24
Public utilities (note 22)	79,438	76,371	72,360
Other accounts payable (note 23)	103,886	135,788	159,161
TOTAL NONCURRENT LIABILITIES	17,338,547	16,063,703	12,196,111

SHAREHOLDERS’ EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424
Capital reserves	287,630	228,322	229,956
Legal reserves	603,352	556,481	495,185
Earnings retained for investment	108,987	326,899	-
Statutory reserve – financial asset of concession	265,037	-	-
Additional dividend proposed	567,802	455,906	758,470
Other comprehensive income	397,668	(36,598)	563,005
Retained earnings	-	56,293	333,082
	7,023,899	6,380,728	7,173,122
Net equity attributable to non-controlling shareholders	1,774,819	1,510,401	1,485,352
TOTAL SHAREHOLDERS' EQUITY	8,798,718	7,891,129	8,658,475

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,042,796	28,924,279	25,169,278

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31, 2013, 2012 AND 2011
(In thousands of Brazilian reais – R$, except for earnings per share)

	2013	2012 restated	2011 restated

NET OPERATING REVENUE (note 26)	14,633,856	14,890,875	12,674,467

COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	(8,196,687)	(8,252,995)	(6,667,961)
Operating cost (note 28)	(1,467,516)	(1,377,706)	(1,070,123)
Services rendered to third parties (note 28)	(1,009,518)	(1,355,675)	(1,138,626)

GROSS OPERATING INCOME	3,960,135	3,904,499	3,797,757

Operating expenses (note 28)
Sales expenses	(376,597)	(468,146)	(364,191)
General and administrative expenses	(928,614)	(724,364)	(595,062)
Other operating expense	(285,148)	(376,898)	(213,495)
	(1,590,359)	(1,569,408)	(1,172,749)

INCOME FROM ELECTRIC ENERGY SERVICE	2,369,775	2,335,091	2,625,008

INTEREST IN ASSOCIATES AND JOINT VENTURES (note 12)	120,868	120,680	81,859

FINANCIAL INCOME (EXPENSE) (note 29)
Income	699,208	706,963	752,764
Expense	(1,670,651)	(1,284,736)	(1,156,040)
	(971,443)	(577,773)	(403,276)

INCOME BEFORE TAXES	1,519,200	1,877,998	2,303,591

Social contribution (note 8)	(156,756)	(178,017)	(204,164)
Income tax (note 8)	(413,408)	(492,919)	(554,905)
	(570,164)	(670,936)	(759,069)

NET INCOME	949,036	1,207,062	1,544,522

Net income attributable to controlling shareholders	937,419	1,176,252	1,492,541
Net income attributable to non-controlling shareholders	11,618	30,810	51,981

Earnings per share attributable to controlling shareholders: Basic (note 25)	0.97	1.22	1.55
Diluted (note 25)	0.95	1.20	1.55

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED IN DECEMBER 31, 2013, 2012 AND 2011

 (In thousands of Brazilian reais – R$)

	2013	2012 restated	2011 restated

NET INCOME	949,036	1,207,062	1,544,522
Items that will not be reclassified subsequently to profit or loss:
Gains (losses) in actuarial plans	460,226	(572,225)	185,715
Comprehensive income for the year	1,409,262	634,837	1,730,237

Comprehensive income attributable to controlling shareholders	1,397,645	604,027	1,678,256
Comprehensive income attributable to non-controlling shareholders	11,618	30,810	51,981

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian reais - R$)

											Net equity attributable to non- controllinng shareholders
			Profit reserves				Other comprehensive income
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve financial asset of concession	Additional dividend proposed	Deemed Cost	Post-employment benefit	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at January 1, 2011 restated	4,793,424	16	418,665	-	-	486,040	609,732	(185,715)	371,546	6,493,708	-	255,948	6,749,656

Total comprehensive income
Net income for the restated year	-	-	-	-	-	-	-	-	1,492,541	1,492,541	-	51,981	1,544,522
Other comprehensive income - actuarial gain	-	-	-	-	-	-	-	185,715	-	185,715	-	-	185,715
	-	-	-	-	-	-	-	185,715	1,492,541	1,678,256	-	51,981	1,730,237
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(39,098)	-	39,098	-	(368)	368	-
- Tax on deemed cost realization	-	-	-	-	-	-	13,293	-	(13,293)	-	125	(125)	-
- Formation of legal reserve	-	-	76,520	-	-	-	-	-	(76,520)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(13)	(13)
	-	-	76,520	-	-	-	(25,805)	-	(50,715)	-	(243)	230	(13)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	4,967	4,967	-	-	4,967
- Interim dividend	-	-	-	-	-	-	-	-	(747,709)	(747,709)	-	(3,498)	(751,207)
- Dividend proposed	-	-	-	-	-	758,470	-	-	(758,470)	-	-	-	-
- Additional dividend aproved	-	-	-	-	-	(486,040)	-	-	-	(486,040)	-	(3,596)	(489,636)
- Business Combination - CPFL Renováveis	-	229,940	-	-	-	-	(20,922)	-	20,922	229,940	20,922	1,163,609	1,414,471
	-	229,940	-	-	-	272,430	(20,922)	-	(1,480,290)	(998,842)	20,922	1,156,515	178,595

Balance at December 31, 2011 restated	4,793,424	229,956	495,185	-	-	758,470	563,005	-	333,082	7,173,122	20,679	1,464,673	8,658,475

Total comprehensive income
Net income for the restated year	-	-	-	-	-	-	-	-	1,176,252	1,176,252	-	30,810	1,207,062
Other comprehensive income - actuarial loss	-	-	-	-	-	-	-	(572,225)	-	(572,225)	-	-	(572,225)
	-	-	-	-	-	-	-	(572,225)	1,176,252	604,027	-	30,810	634,837
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(41,482)	-	41,482	-	(1,421)	1,421	-
- Tax on deemed cost realization	-	-	-	-	-	-	14,104	-	(14,104)	-	483	(483)	-
- Formation of legal reserve	-	-	61,296	-	-	-	-	-	(61,296)	-	-	-	-
- Reserve of retained earnings for investment	-	-	-	326,899	-	-	-	-	(326,899)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(334)	(334)
	-	-	61,296	326,899	-	-	(27,378)	-	(360,817)	-	(938)	604	(334)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	3,921	3,921	-	-	3,921
- Interim dividend	-	-	-	-	-	-	-	-	(640,239)	(640,239)	-	-	(640,239)
- Additional dividend proposed	-	-	-	-	-	455,906	-	-	(455,906)	-	-	(5,875)	(5,875)
- Additional dividend aproved	-	-	-	-	-	(758,470)	-	-	-	(758,470)	-	(8,201)	(766,671)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	3,563	3,563
- Business Combination - CPFL Renováveis	-	(1,634)	-	-	-	-	-	-	-	(1,634)	-	5,086	3,452
	-	(1,634)	-	-	-	(302,564)	-	-	(1,092,224)	(1,396,423)	-	(5,427)	(1,401,850)

Balance at December 31, 2012 restated	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	937,419	937,419	-	11,617	949,036
Other comprehensive income - actuarial gain	-	-	-	-	-	-	-	460,226	-	460,226	-	-	460,226
	-	-	-	-	-	-	-	460,226	937,419	1,397,645	-	11,617	1,409,262
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(39,336)	-	39,336	-	(1,895)	1,895	-
- Tax on deemed cost realization	-	-	-	-	-	-	13,374	-	(13,374)	-	644	(644)	-
- Earnings retained for investment	-	-	-	108,987	-	-	-	-	(108,987)	-	-	-	-
- Formation of legal reserve	-	-	46,871	-	-	-	-	-	(46,871)	-	-	-	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
- Statutory reserve for the year	-	-	-	-	(61,863)	-	-	-	61,863	-			-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(68)	(68)
	-	-	46,871	(217,912)	265,037	-	(25,962)	-	(68,033)	-	(1,251)	1,183	(68)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	5,172	5,172	-	-	5,172
- Interim dividend	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,349)
- Additional dividend proposed	-	-	-	-	-	567,802	-	-	(567,802)	-	-	-	-
- Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(17,589)	(473,495)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	3,566	3,566
- IPO of CPFL Renováveis	-	59,308	-	-	-	-	-	-	-	59,308	-	269,191	328,500
	-	59,308	-	-	-	111,896	-	-	(925,679)	(754,475)	-	252,867	(501,605)

Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,037	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,326	8,798,718

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian reais – R$)

	2013	2012 restated	2011 restated
OPERATING CASH FLOW
Income for the year, before income tax and social contribution	1,519,200	1,877,998	2,303,591

ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	1,055,230	978,926	681,317
Provision for tax, civil and labor risks	316,787	94,926	25,530
Allowance for doubtful accounts	70,324	163,811	-
Interest and monetary adjustment	1,294,281	904,340	889,391
Post-employment benefit gain/loss	61,665	33,332	(3,202)
Interest in associates and joint ventures	(120,868)	(120,680)	(81,859)
Losses on the write-off of noncurrent assets	7,248	54,579	3,688
Deferred taxes (PIS and COFINS)	28,328	(64,005)	6,429
Other	(5,218)	21,919	-
	4,226,977	3,945,147	3,824,885

DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	129,731	(435,899)	(5,749)
Dividends and interest on shareholders´ equity receivable	112,607	79,730	30,073
Recoverable taxes	42,176	51,772	(22,882)
Lease	1,648	(3,969)	(6,347)
Escrow deposits	101,310	8,505	(143,339)
Resources provided by the Energy Development Account - CDE	(145,571)	(24,972)	-
Other operating assets	(30,725)	(41,289)	(30,275)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	191,089	388,975	144,177
Other taxes and social contributions	(130,405)	(149,121)	61,811
Post-employment employee benefit	(85,546)	(79,450)	(70,318)
Regulatory charges	(78,397)	(27,600)	21,873
Tax, civil and labor risks paid	(184,070)	(64,084)	-
Advance from Eletrobrás – Resources provided by the CDE	9,246	-	-
Other operating liabilities	10,820	(23,842)	49,491
CASH FLOWS PROVIDED BY OPERATIONS	4,170,890	3,623,904	3,853,400
Interests paid	(1,093,465)	(866,025)	(871,999)
Income tax and social contribution paid	(559,879)	(768,578)	(718,163)
NET CASH FROM OPERATING ACTIVITIES	2,517,546	1,989,301	2,263,238

INVESTING ACTIVITIES
Acquisition of interests in subsidiaries, net of cash acquired.	-	(706,186)	(814,330)
Payment of acquisition payables	-	(172,476)	(48,608)
Increase cash for business combination	-	-	253,178
Increase in property, plant and equipment	(882,588)	(1,027,109)	(693,460)
Financial investments, pledges, funds and tied deposits	41,392	(13,943)	16,908
Lease	(584)	(6,581)	8,314
Additions to intangible assets	(852,248)	(1,432,902)	(1,072,717)
Sale of non-financial asset	80,945	-	-
Loans to associates and joint ventures	(81,456)	-	-
Other	-	(1,374)	-

NET CASH FLOW USED IN INVESTING ACTIVITIES	(1,694,539)	(3,360,571)	(2,350,715)

FINANCING ACTIVITIES
IPO of CPFL Renováveis	328,500	-	-
Loans, financing and debentures obtained	5,958,322	4,286,812	5,345,324
Loans, financing and debentures paid, net of derivatives paid	(4,499,451)	(1,737,088)	(2,853,127)
Dividend and interest on shareholders’ equity paid	(838,990)	(1,406,846)	(1,240,590)
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	948,381	1,142,878	1,251,607
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,771,388	(228,392)	1,164,130
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,435,034	2,663,425	1,499,295
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	4,206,422	2,435,034	2,663,425

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho Street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (unaudited information on the concession area, number of consumers, energy production capacity and associated data):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	4,004	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,572	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	255	1,398	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	197	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	37	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	80	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

						Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (a) e 1 Thermal	695	695
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	(d)	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	(d)	Paraíba	2 Thermals	342	180
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (b)	Full	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	Full	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras") (e)	Limited company	Direct 100%	Full	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and services	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%	Full
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%	Full

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense") (g)	Private corporation	Venture capital company	Indirect 51%	(d)
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full
CPFL Participações S.A ("CPFL Participações") (f)	Private corporation	Venture capital company	Diretc 100%	Full

(a)     SHP – Small Hydropower Plant

(b)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% share of its capital).

(c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At December 31, 2013, CPFL Renováveis had a project portfolio of 2,359 MW of installed capacity (1,280.7 MW operational), as follows:

•       Hydropower generation: 40 SHP’s (420 MW) being 35 SHP’s operational (326.6 MW) and 5 SHP’s under development (93.4MW);

•       Wind power generation: 52 projects (1,567.9 MW) being 16 projects operational (583 MW) and 36 projects under construction/development (984.9 MW);

•       Biomass power generation: 8 operational plants (370 MW);

•       Solar energy generation: 1 solar plant operational (1 MW).

(d)     Due to changes introduced by the new accounting standard (IFRS 11) as disclosed in note 2.8, the companies Chapecoense, Enercan, Baesa e Epasa are accounted for as joint venture and as from January 1, 2013 (and for comparative purpose the balances of December 31 and January 1, 2012 and profit or loss of 2012 and 2011 were restated) are no longer proportionally consolidated in the Company’s financial statements.  Their assets, liabilities and results are accounted for using the equity method of accounting.

 (e)        CPFL Centrais Geradoras

On August 29, 2013, it was approved at Partners Meeting of CPFL Centrais Geradoras the incorporation of the net assets that were spun-off:

•         Small hydropower plants (“SHPs”) Rio do Peixe I and Rio do Peixe II and Hydroelectric generation plant (HGP) Santa Alice, previously held by our controlled distributor CPFL Leste Paulista;

•         SHP Macaco Branco, previously held by our controlled distributor CPFL Jaguari;

•         HGPs Lavrinha, São José and Turvinho, previously held by our controlled distributor CPFL Sul Paulista;

•         HGPs Pinheirinho and São Sebastião previously held by our controlled distributor CPFL Mococa.

The objective of the corporate restructuring was to comply with Decree 7,805/2012 an Law 12,783/2013 in relation to deverticalization of generators included in electric energy distribution companies. This transaction was also approved at the Annual General Meeting of the  respective distribution companies on August 29, 2013, note 14.4.

(f)   CPFL Participações

CPFL Participações, a fully-owned direct subsidiary, is a private corporation, set up in 2013 with the objective of holding interests in other companies or entities.

(g)  Chapecoense

The subsidiary Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó.

In relation to the concession terms that end in July 2015, on 26 June, 2012, our subsidiaries filed a request for extension of the concession contracts, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012. To the date of approval of these financial statements, Management is not aware of the terms of the renewal.

(2)   PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of presentation:

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standard Board – IASB.

The consolidated financial statements were authorized for issue by the Board of Directors on March 24, 2014.

2.2 Basis of measurement:

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments:

The preparation of the financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Deferred taxes;

•         Note 9 – Leases;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other Credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment and recognition of impairment losses;

•         Note 14 – Intangible assets and recognition of impairment losses;

•         Note 18 – Post-employment benefit obligation;

•         Note 21 – Provisions for tax, civil and labor risks and escrow deposits;

•         Note 26 – Operating revenue;

•         Note 27 – Cost of electric energy; and

•         Note 34 – Financial instruments.

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

(ii) Subsidiaries, associates and joint ventures:

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates and joint ventures are accounted for using the equity method of accounting from the moment significant influence or joint control, respectively, is established.

A joint venture is a joint arrangement whereby the parties (two or more) that have joint control of the arrangement have rights to the arrangement’s net assets. A joint control exists when the decisions about the relevant activities require the unanimous consent of the parties sharing the control.

The accounting policies of subsidiaries, associates and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 24.6.

(iii) Acquisition of non-controlling interest

Accounted for as equity transaction, within the shareholders’ equity and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which, as from January 1, 2013 (adjusted for purposes of comparison for all periods presented), are no longer consolidated proportionally and are accounted for using the equity method of accounting (note 3), and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of December 31, 2013 and 2012 and as of January 1, 2012 and for the three-years period ended December 31, 2013 the participation of non-controlling interests stated in the financial statements refers to the interests held by third-parties in the subsidiaries CERAN and Paulista Lajeado and since August, 2011 also CPFL Renováveis.

2.8 Restatement of 2012 and 2011 financial statements

As mentioned in notes 3.8 and 3.9, accounting standards IAS 19 (2011) – Employee benefits and IFRS 11 – Joint arrangements, are effective from January 1, 2013. As the adoption of these accounting standards constitutes a change in accounting policies, the Company retrospectively applied these standards in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. For purposes of this adoption, the Company adjusted its Balance Sheets as of January 1, 2012 and December 31, 2012, and the Statements of Income, of Comprehensive Income, of Changes in Shareholders’ Equity and Cash Flows for the years ended on December 31, 2012 and 2011 for comparison purposes.

We present below the adjustments to on our previously issued financial statements:

ASSETS	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated	January 1, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	January 1, 2012 restated

CURRENT ASSETS
Cash and cash equivalents	2,477,894	(42,860)	-	2,435,034	2,699,837	(36,411)	-	2,663,425
Consumers, concessionaires and licensees	2,268,601	(63,577)	-	2,205,024	1,874,280	(13,547)	-	1,860,733
Dividends and interest on shareholders´ equity receivable	2,894	52,139	-	55,033	830	26,991	-	27,821
Financial investments	6,100	-	-	6,100	47,521	-	-	47,521
Recoverable taxes	263,403	(12,417)	-	250,987	277,463	(7,373)	-	270,090
Derivatives	870	-	-	870	3,733	-	-	3,733
Materials and supplies	49,346	(12,520)	-	36,826	44,872	(4,020)	-	40,852
Leases	9,740	-	-	9,740	4,581	-	-	4,581
Financial asset of concession	34,444	-	-	34,444	-	-	-	-
Other credits	516,903	(6,022)	-	510,880	409,938	(5,154)	-	404,784
TOTAL CURRENT ASSETS	5,630,196	(85,257)	-	5,544,938	5,363,054	(39,514)	-	5,323,541

NONCURRENT ASSETS
Consumers, concessionaires and licensees	162,017	(359)	-	161,658	182,300	-	-	182,300
Escrow deposits	1,184,554	(59,215)	-	1,125,339	1,128,616	(45,999)	-	1,082,617
Financial investments	-	-	-	-	109,965	(35,055)	-	74,910
Recoverable taxes	225,036	(18,383)	-	206,653	216,715	(18,114)	-	198,601
Derivatives	486,438	-	-	486,438	215,642	-	-	215,642
Deferred taxes credits	1,318,618	(60,831)	-	1,257,787	1,176,535	(49,954)	-	1,126,581
Leases	31,703	-	-	31,703	24,521	-	-	24,521
Financial asset of concession	2,342,796	-	-	2,342,796	1,376,664	-	-	1,376,664
Post-employment benefit obligation	10,203	-	(10,203)	-	3,416	-	(3,416)	-
Other credits	420,155	(76,340)	-	343,814	279,460	(45,934)	-	233,526
Investments in associates and joint ventures	-	1,022,126	-	1,022,126	-	1,006,324	-	1,006,324
Investment at cost	116,654	-	-	116,654	116,654	-	-	116,654
Property, plant and equipment	9,611,958	(2,507,897)	-	7,104,060	8,292,076	(2,619,351)	-	5,672,725
Intangible assets	9,535,360	(355,048)	-	9,180,312	8,927,439	(392,766)	-	8,534,673
TOTAL NONCURRENT ASSETS	25,445,491	(2,055,948)	(10,203)	23,379,341	22,050,004	(2,200,850)	(3,416)	19,845,737

TOTAL ASSETS	31,075,687	(2,141,205)	(10,203)	28,924,279	27,413,057	(2,240,364)	(3,416)	25,169,278

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated	January 1, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	January 1, 2012 restated

CURRENT LIABILITIES
Suppliers	1,691,002	(1,865)	-	1,689,137	1,240,143	44,174	-	1,284,317
Accrued interest on loans and financing	142,599	(4,305)	-	138,293	141,902	(5,734)	-	136,169
Accrued interest on debentures	95,614	(789)	-	94,825	83,552	(4,495)	-	79,057
Loans and financing	1,558,499	(139,465)	-	1,419,034	896,414	(132,317)	-	764,097
Debentures	336,459	(26,309)	-	310,149	531,185	(14,830)	-	516,355
Post-employment benefit obligation	51,675	-	-	51,675	40,695	-	(524)	40,171
Regulatory charges	114,488	(3,712)	-	110,776	145,146	(5,230)	-	139,916
Taxes and social contributions payable	442,365	(11,894)	-	430,472	483,028	(17,935)	-	465,093
Dividends and interest on equity	26,542	-	-	26,542	24,524	-	-	24,524
Accrued liabilities	72,535	(810)	-	71,725	70,771	(736)	-	70,035
Derivatives	109	-	-	109	-	-	-	-
Public Utilities	30,422	(26,979)	-	3,443	28,738	(25,626)	-	3,112
Other accounts payable	631,043	(7,776)	-	623,267	813,338	(21,491)	-	791,848
TOTAL CURRENT LIABILITIES	5,193,350	(223,904)	-	4,969,447	4,499,437	(184,220)	(524)	4,314,692

NONCURRENT LIABILITIES
Suppliers	4,467	-	-	4,467	-	-	-	-
Accrued interest on loans and financing	62,271	-	-	62,271	23,627	-	-	23,627
Loans and financing	9,035,534	(1,377,338)	-	7,658,196	7,382,455	(1,506,562)	-	5,875,893
Debentures	5,895,143	(104,880)	-	5,790,263	4,548,651	(130,877)	-	4,417,774
Post-employment benefit obligation	325,455	-	505,729	831,184	414,629	-	(108,856)	305,773
Taxes and social contributions payable	-	-	-	-	165	-	-	165
Deferred taxes debits	1,155,733	-	-	1,155,733	1,038,101	-	-	1,038,101
Provisions for tax, civil and labor risks	386,079	(36,985)	-	349,094	338,121	(34,891)	-	303,231
Derivatives	336	-	-	336	24	-	-	24
Public Utilities	461,157	(384,787)	-	76,371	440,926	(368,566)	-	72,360
Other accounts payable	149,099	(13,312)	-	135,788	174,410	(15,248)	-	159,161
TOTAL NONCURRENT LIABILITIES	17,475,275	(1,917,301)	505,729	16,063,703	14,361,110	(2,056,144)	(108,856)	12,196,111

SHAREHOLDERS' EQUITY
Capital	4,793,424	-	-	4,793,424	4,793,424	-	-	4,793,424
Capital reserves	228,322	-	-	228,322	229,956	-	-	229,956
Legal reserves	556,481	-	-	556,481	495,185	-	-	495,185
Earnings retained for investment	326,899	-	-	326,899	-	-	-	-
Additional dividend proposed	455,906	-	-	455,906	758,470	-	-	758,470
Other comprehensive income	535,627	-	(572,225)	(36,598)	563,005	-	-	563,005
Retained earnings	-	-	56,293	56,293	227,118	-	105,964	333,082
	6,896,660	-	(515,932)	6,380,728	7,067,158	-	105,964	7,173,122
Net equity attributable to noncontrolling shareholders	1,510,401	-	-	1,510,401	1,485,352		-	1,485,352
TOTAL SHAREHOLDERS' EQUITY	8,407,061	-	(515,932)	7,891,129	8,552,511	-	105,964	8,658,475

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,075,687	(2,141,205)	(10,203)	28,924,279	27,413,057	(2,240,364)	(3,416)	25,169,278

STATEMENT OF INCOME	2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2012 restated	2011 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2011 restated

NET OPERATING REVENUE	15,055,147	(164,272)	-	14,890,875	12,764,028	(89,561)	-	12,674,467
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	(7,725,980)	(527,015)	-	(8,252,995)	(6,220,970)	(446,991)	-	(6,667,961)
Operating cost	(1,620,312)	292,278	(49,672)	(1,377,706)	(1,157,970)	167,597	(79,751)	(1,070,123)
Services rendered to third parties	(1,355,675)	-	-	(1,355,675)	(1,138,626)	-	-	(1,138,626)

GROSS OPERATING INCOME	4,353,181	(399,009)	(49,672)	3,904,499	4,246,463	(368,955)	(79,751)	3,797,757
Operating expenses
Sales expenses	(468,345)	200	-	(468,146)	(364,352)	161	-	(364,191)
General and administrative expenses	(732,823)	8,459	-	(724,364)	(615,171)	20,109	-	(595,062)
Other Operating Expense	(380,899)	4,001	-	(376,898)	(216,392)	2,897	-	(213,495)
	(1,582,067)	12,660	-	(1,569,408)	(1,195,916)	23,167	-	(1,172,749)

INCOME FROM ELECTRIC ENERGY SERVICE	2,771,113	(386,349)	(49,672)	2,335,091	3,050,547	(345,787)	(79,751)	2,625,008

INTEREST IN ASSOCIATES AND JOINT VENTURES	-	120,680	-	120,680	-	81,859	-	81,859

FINANCIAL INCOME (EXPENSE)
Income	720,332	(13,369)	-	706,963	761,400	(8,636)	-	752,764
Expense	(1,487,964)	203,228	-	(1,284,736)	(1,386,778)	230,738	-	(1,156,040)
	(767,632)	189,859	-	(577,773)	(625,378)	222,102	-	(403,276)

INCOME BEFORE TAXES	2,003,481	(75,810)	(49,672)	1,877,998	2,425,169	(41,827)	(79,751)	2,303,591

Social contribution	(198,987)	20,969	-	(178,017)	(215,517)	11,353	-	(204,164)
Income tax	(547,760)	54,841	-	(492,919)	(585,380)	30,474	-	(554,905)
	(746,747)	75,811	-	(670,936)	(800,896)	41,827	-	(759,069)

NET INCOME	1,256,734	-	(49,672)	1,207,062	1,624,273	-	(79,751)	1,544,522

Net income attributable to controlling shareholders	1,225,924	-	(49,672)	1,176,252	1,572,292	-	(79,751)	1,492,541
Net income attributable to non-controlling shareholders	30,810	-	-	30,810	51,981	-	-	51,981

Earnings per share attributable to controlling shareholders:
Basic	1.27	-	(0.05)	1.22	1.63	-	(0.08)	1.55
Diluted	1.26	-	(0.05)	1.20	1.63	-	(0.08)	1.55

STATEMENT OF COMPREHENSIVE INCOME	2012 stated	Retrospective application - Employee benefits	2012 restated	2011 stated	Retrospective application - Employee benefits	2011 restated

Net income	1,256,734	(49,672)	1,207,062	1,624,273	(79,751)	1,544,522
Items that will not be reclassified subsequently to profit or loss:
Gain / (loss) in actuarial plans	-	(572,225)	(572,225)	-	185,715	185,715

Comprehensive income for the year	1,256,734	(621,897)	634,837	1,624,273	105,964	1,730,237

Comprehensive income attributtable to controlling shareholders	1,225,924	(621,897)	604,027	1,572,292	105,964	1,678,256
Comprehensive income attributable to non controlling shareholders	30,810	-	30,810	51,981	-	51,981

OPERATING CASH FLOW	2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2012 adjustment	2011 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2011 adjustment
Income for the year, before income tax and social contribution	2,003,481	(75,811)	(49,672)	1,877,998	2,425,169	(41,827)	(79,751)	2,303,591
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES								-
Depreciation and amortization	1,127,103	(148,177)	-	978,926	801,203	(119,886)	-	681,317
Provision for tax, civil and labor risks	95,226	(300)	-	94,926	35,219	(9,689)	-	25,530
Allowance for doubtful accounts	163,903	(92)	-	163,811	-	-	-	-
Interest and monetary adjustment	1,099,913	(195,573)	-	904,340	1,105,405	(216,014)	-	889,391
Post-employment benefit gain/loss	(16,340)	-	49,672	33,332	(82,953)	-	79,751	162,704
Interest in associates and joint ventures	-	(120,680)	-	(120,680)	-	(81,859)	-	(81,859)
Losses on the write-off of noncurrent assets	54,579	-	-	54,579	3,688	-	-	(3,688)
Deferred taxes (PIS and COFINS)	(64,005)	-	-	(64,005)	6,429	-	-	(6,429)
Other	21,919	-	-	21,919	-	-	-	-
	4,485,779	(540,632)	-	3,945,147	4,294,160	(469,275)	-	3,970,557

DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(486,380)	50,481	-	(435,899)	(9,184)	3,435	-	(5,749)
Dividends and interest on shareholders´ equity receivable	-	79,730	-	79,730	-	30,073	-	30,073
Recoverable taxes	48,558	3,214	-	51,772	(12,971)	(9,911)	-	(22,882)
Lease	(3,969)	-	-	(3,969)	(6,347)	-	-	(6,347)
Escrow deposits	8,305	200	-	(8,105)	(164,165)	20,826	-	(143,339)
Other operating assets	(73,495)	7,234	-	80,729	(61,086)	30,811	-	(30,275)
						-	-
INCREASE (DECREASE) IN OPERATING LIABILITIES						-	-
Suppliers	435,014	(46,039)	-	(481,053)	122,783	21,394	-	144,177
Other taxes and social contributions	(146,600)	(2,521)	-	144,079	54,230	7,581	-	61,811
Post-employment benefit	(79,450)	-	-	79,450	(70,318)	-	-	(70,318)
Regulatory charges	(29,057)	1,457	-	30,514	21,596	277	-	21,873
Other operating liabilities	(132,398)	44,472	-	176,870	65,832	(16,341)	-	49,491
CASH FLOWS PROVIDED BY OPERATIONS	4,026,307	(402,403)	-	3,659,266	4,234,530	(381,130)	-	3,999,072
Interests paid	(1,018,078)	152,053	-	(866,025)	(981,682)	109,683	-	(871,999)
Income tax and social contribution paid	(864,145)	95,567	-	(768,578)	(764,195)	46,032	-	(718,163)
NET CASH FROM OPERATING ACTIVITIES	2,144,084	(154,783)	-	2,024,663	2,488,653	(225,415)	-	2,263,238

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(706,186)	-	-	(706,186)	(814,330)	-	-	(814,330)
Acquisition payables paid	(172,476)	-	-	(172,476)	(48,608)	-	-	(48,608)
Increase cash for business combination	-	-	-	-	253,178	-	-	253,178
Increase in property, plant and equipment	(1,034,589)	7,480	-	(1,027,109)	(829,701)	136,241	-	(693,460)
Financial investments, pledges, funds and tied deposits	(14,806)	863	-	(13,943)	18,688	(1,780)	-	16,908
Lease	(6,581)	-	-	(6,581)	8,314	-	-	8,314
Additions to intangible assets	(1,433,064)	162	-	(1,432,902)	(1,075,072)	2,355	-	(1,072,717)
Other	(558)	(816)	-	(1,374)	-	-	-	-

NET CASH FLOW USED IN INVESTING ACTIVITIES	(3,368,260)	7,689	-	(3,360,571)	(2,487,531)	136,816	-	(2,350,715)

FINANCING ACTIVITIES
Increment of cash due to increase of interest in subsidiary	-	-	-	-	1,118	(1,118)	-	-
Loans, financing and debentures obtained	4,294,254	(7,442)	-	4,286,812	5,536,932	(191,608)	-	5,345,324
Loans, financing and debentures paid, net of derivative paid	(1,885,175)	148,087	-	(1,737,088)	(3,157,839)	304,712	-	(2,853,127)
Dividend and interest on shareholders’ equity paid	(1,406,846)	-	-	(1,406,846)	(1,240,590)	-	-	(1,240,590)
Other	-	-	-	-	(3,802)	3,802	-	-
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	1,002,233	140,645	-	1,142,878	1,135,819	115,788	-	1,251,607
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(221,943)	(6,449)	-	(228,392)	1,136,941	27,189	-	1,164,130
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	(36,412)	-	2,663,425	1,562,897	(63,602)	-	1,499,295
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,477,894	(42,860)	-	2,435,034	2,699,837	(36,411)	-	2,663,425

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing the Company’s financial statements are set out below. These policies have been applied consistently to all periods presented.

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

Considering that these definitions have been attended, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the IFRS standards, so that in the financial statements are recorded (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession to the Grantor.

The value of the financial assets of the concession is determined at fair value, based on the remuneration of the concession assets, as established by the Grantor. The financial asset is classified as available-for-sale and after initial recognition is remeasured in accordance with changes in the estimated cash flows, against finance income or expense in profit or loss for the year.

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

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage  building the infrastructure by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and/or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

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

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in profit or loss as part of the financial income. Changes to fair value of these financial assets are recognized in the other comprehensive income. The accumulated result in the other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category the financial assets the concession which comprises the right for compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets and their respective replacement values at the end of the concession by the Grantor.

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

The Company accounts for guarantees when issued to non-controlled entities or when the financial guarantee is granted to joint ventures at a percentage higher than the Company's interest to cover commitments of joint ventures. Such financial guarantees are initially measured at fair value, by recording (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, the liability related to the financial guarantee is assessed periodically at the higher of the amount determined in accordance with IAS 37 and the amount initially recognized, less accumulated amortization.

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

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Grantor.

Gains and losses derived from write off of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession,  but determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

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

The infrastructure components are directly tied to the Company's operation and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. In Resolution 20, of 3 February 1999, ANEEL authorizes public electric energy utilities concessionaires to release from their assets property and assets considered to be of no use to the concession, in accordance with articles 63 and 64 of Decree 41,019, of February 26, 1957, as amended by Decree 56,227 of April 30, 1965.

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

3.8 Employee benefits

Certain subsidiaries have post-employment benefits including pension plans, recognized by the accrual method in accordance with IAS 19 “Employee benefits” (as revised 2011), and are regarded as sponsors of these plans (note 2.8). Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in Other Comprehensive Income when they occur. Net Interest (income and expense) are calculated by applying the discount rate in the beginning of the period to the plan net liability or asset and the defined benefit obligation. When applicable, the cost of past services is recorded immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Joint ventures

Until December 31, 2012, the Company consolidated joint ventures  proportionally. Since January 1, 2013, due to adoption of IFRS 11 - Joint Arrangements, the Company no longer consolidates proportionally ENERCAN, BAESA, Chapecoense and EPASA, for which the Company’s interests on these entities are accounted for using the equity method of accounting, which is the Company’s new accounting policy to record joint ventures. The company applied this new standard retrospectively for all periods presented.

The effects of adoption of this pronouncement are shown in note 2.8.

3.10 Dividends and Interest on shareholders’ equity

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

3.11 Revenue recognition

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

Revenue from distribution of electric energy is recognized when the energy is supplied. Unbilled revenue related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing of each subsidiary.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method (“fixed-price”), and losses, if any, are recognized in profit or loss as incurred.

3.12 Income tax and Social contribution

Income tax and Social contribution expense are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recorded in profit or loss except to the extent that they relate to an item recorded directly in equity or in other comprehensive income, where it is recorded net of these taxes effects.

Current taxes are the expected taxes payable or receivable/to be offset on the taxable income or loss. Deferred taxes are recorded for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for taxes purposes and for taxes loss carryforwards.

The Company and certain subsidiaries recorded in their financial statements the effects of taxes loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized taxes credits on merged goodwill, which are amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred taxes assets and liabilities are offset if there is a legally enforceable right to offset current taxes liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that they are no longer probable that the related taxes benefit will be realized.

3.13 Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the Company’s controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with IAS 33.

3.14 Regulatory assets and liabilities

In accordance with the interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements, after they have been recognized in the energy tariffs, based on the tariff reviews and/or adjustments made conducted by the Grantor and on consumption of electric energy by captive consumers.

3.15 Government grants – CDE (Energy Development Account)

Government grants are only recognized when it is reasonably certain that the amounts will be received by the Company. They are recorded in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts and as expense the costs of hydrological risk, involuntary exposure and ESS charges.

The subsidies received through funds from the CDE (Notes 26.3 and 27.1) have the main purpose to  to offset discounts granted and expenses already incurred in order to provide immediate financial assistance to the distribution companies, in accordance with IAS 20.

3.16 New standards and interpretations adopted

A number of IASB standards were issued or revised in 2013 and are mandatory for accounting periods beginning on January 1, 2013:

a)  Amendments to IFRS 7 - Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.

The Company first applied these amendments, retrospectively, in the current financial year.  However, as the Company and its subsidiaries are not party of any offset agreement, the application of the amendments had no significant impact on the disclosures or on the amounts recognized in the financial statements.

b)  New and revised standards on consolidation, joint arrangements, associates and disclosures (IFRS 10, IFRS 11 and IFRS 12).

In the current financial year, the Company adopted the above-mentioned standards, except for IAS 27 (as amended in 2011), as it only refers to separate financial statements (not applicable for the Company and its subsidiaries).

•       IFRS 10 - Consolidated Financial Statements

IFRS 10 replaces the parts of IAS 27 related to consolidated financial statements and SIC 12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control so that an investor has control over an investee if it (i) has power over the investee, (ii) is exposed or has rights, to variable returns from its involvement with the investee and (iii) has ability to affect the amount those returns through its power over the investee. An investor must possess all of the above elements to control an investee.

Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Management has analyzed these new concepts and concluded that they have no impact on its financial statements, so that those companies that were previously considered as subsidiaries, associate or jointly controlled entities continued to be classified in the same way after IFRS 10.

•       IFRS 11 - Joint arrangements

Previously, IAS 31 covered three types of joint arrangements - jointly controlled entities, jointly controlled operations and jointly controlled assets.

IFRS 11 classifies joint arrangements into two types - joint operations and joint ventures.  Classification is based on the rights and obligations of the parties in relation to the arrangements, taking into account the structure, legal form and contractual terms of the arrangement and other relevant facts and circumstances.  Investments in joint ventures are accounted for using the equity method and proportional consolidation is no longer permitted. Investments in jointly controlled operations are accounted for in such a way that each operator recognizes its assets, liabilities, income and expense.

Company management assessed the classification of the investments of Enercan, Baesa, Chapecoense and Epasa in accordance with IFRS 11 and concluded that all these investments, previously classified as jointly controlled entities under IAS 31 and consequently accounted for using the proportional consolidation method, should now be classified under IFRS 11 as joint  venture and accounted for using the equity method of accounting.

The change in the method of accounting for these investments was applied in accordance with the relevant transition provisions specified in IFRS 11 and the comparative amounts were restated to reflect the change in the accounting for the investments (note 2.8).

•       IFRS 12 - Disclosure of interests in other entities

IFRS 12 is a new standard on disclosure applicable to entities with interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, application of IFRS 12 resulted in more extensive disclosures in the consolidated financial statements (for further details, see notes 2.5 and 24.6).

c)  IFRS 13 - Fair Value Measurement

This pronouncement establishes a single framework for measuring fair value and disclosures about fair value measurement. It has a wide scope and applies to financial and non-financial instruments in cases where other IFRS standards require or permit measurement of fair value and disclosure of such measurement, except under certain circumstances.

IFRS 13 provides a new definition of fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction in the principal market or another more advantageous market at the measurement date, under current market conditions, irrespective of whether this price is directly observable or estimated by another valuation technique. Application is required prospectively from January 1, 2013.

The standard also requires wide-ranging disclosures about fair value measurement.  For instance, quantitative and qualitative disclosures are required based on the fair value hierarchy for all assets and liabilities measured at fair value, or for which the fair value has been disclosed in the financial statements.  Comparative information need not be disclosed for periods before initial application. The Company's assessment is that application of the standard has had no relevant impact.

d)  Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The requirements include the requirement to group other comprehensive income in two categories:

a)     items that will not be reclassified subsequently to profit or loss; and

b)    items that will be reclassified subsequently to profit or loss when specific conditions are met.

The requirements have been applied retrospectively and the presentation of items of other comprehensive income has therefore been amended to reflect these changes. Application of the amendments to IAS 1 has not resulted in any impact on profit or loss, other comprehensive income and total comprehensive income.

e) Amendments to IAS 1 Presentation of the Financial Statements (clarification of the requirements for presenting comparative information)

The Annual Improvements to IFRS 2009 - 2011 gave rise to various amendments to IFRS.  The most relevant for the Company were those related to presentation of the balance sheet at the beginning of the earliest comparative period presented and the related supporting notes. The amendments specify that a third column of the balance sheet shall be presented when: (a) an entity applies an accounting policy retrospectively or makes a retrospective restatement or reclassification of items in the financial statements; and (b) the retrospective application, restatement or reclassification has a material effect on the information in the third column of the balance sheet. It is not necessary to present the supporting notes for the amounts in the third balance sheet.

As mentioned in note 2.8, the financial statements for 2012 and 2011 are being represented, in accordance with IAS 1.

f)   IAS 19 Employee Benefits (as revised in 2011)

In the current year and applied retrospectively, the Company applied IAS 19 (as revised in 2011), for the first time. This amendment changes the accounting for defined benefit plans and termination benefits.

The main changes require recognition of any changes in defined benefit obligations and the fair value of plan assets, and thus eliminate the corridor approach, permitted under the previous version of IAS 19, and accelerate recognition of past service costs. All actuarial gains and losses are recognized immediately in other comprehensive income so that the net pension plan asset or defined benefit obligation reflects the full amount of the plan deficit or surplus. Additionally, interest cost and expected returns on plan assets used in the previous version of IAS 19 are replaced by recording an amount for "net interest" in accordance with IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net amount of the defined benefit obligation or plan assets. Furthermore, IAS 19 (as revised in 2011) introduced certain changes in presentation of the defined benefit cost, including more extensive disclosures, such as the sensitivity to significant actuarial assumptions.

In accordance with IAS 1 and IAS 8, the Company adjusted the corridor in January 1, 2012 in Retained Earnings. The Company applied the relevant transition provisions and restated the comparative amounts retrospectively, , for the years ended December 31, 2012 and 2011, as mentioned in note 2.8.

3.17 New standards and interpretations not yet adopted

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2013. Consequently, the Company has not adopted them for the year ended December 31, 2013:

a)   IFRS 9 Financial Instruments

Established new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified in two categories: (i) measured at fair value at initial recognition; and (ii) measured at amortized cost, based on the business model under which they are held and the characteristics of the contractual cash flows.

With regard to financial liabilities, the main change comparing to the requirements of IAS 39 is that any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not profit or loss, unless such recognition results in incompatibility in profit or loss.

The adoption was tentatively established for annual periods beginning on or after January 1, 2015, but due to the impairment project phase of IFRS 9 has not yet been completed, the IASB decided that this date would not allow entities sufficient time to prepare for application of the standard. The new date will be set when IFRS 9 nears completion.

In relation to changes in financial assets, the distribution subsidiaries have relevant assets classified as available-for-sale, in accordance with the current requirements of IAS 39. These assets represent the right for compensation at the end of the subsidiaries' concession terms. These instruments are designated as available-for-sale due to their non-classification in any of other three categories established by IAS 39 (loans and receivables, fair value through profit or loss and held-to-maturity).

If these instruments were classified in accordance with the new concepts of fair value or amortized cost, they would be designated and measured at "fair value through profit or loss".  These financial assets correspond to the amount of compensation at the end of the concession, and therefore fall into this category.

Based on a preliminary evaluation of initial adoption of these changes, the Company estimates that there will be no relevant impacts on its financial statements.

b)   Amendments to IAS 32 - Offsetting of Financial Assets and Liabilities

The amendments to IAS 32 clarify the requirements for offsetting (reconciliation of accounts) of financial assets and financial liabilities and address inconsistencies in the current policy for application of the offsetting criteria. The amendments clarify the meaning of "currently has a legal right of set-off" and "simultaneous realization and settlement".

The amendments to IAS 32 are required retrospectively for annual periods beginning on or after January 1, 2014.

Based on a preliminary analysis, the Company does not expect relevant impacts on its financial statements.

c)   Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

The amendments to IFRS 10 define an investment entity and require an entity that reports and falls into this category not to consolidate its subsidiaries, but to measure them at fair value through profit or loss. To classify as an investment entity, an entity shall: (i) obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services; (ii) commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

Changes were consequently made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

Based on a preliminary analysis, the Company does not expect relevant impacts on its financial statements.

d)   IFRIC 21 - Levies

This interpretation addresses accounting for liabilities for levies if the liability is within the scope of IAS 37. It also addresses accounting for a levy liability for which the amount and term are known.

Adoption is required for annual periods beginning on or after January 1, 2014. Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

e)   Addendum to IAS 19 - Defined Benefit Plans Employee contributions

These amendments apply to employees or third-party contributions to the defined benefit plans. The objective of the amendments is to simplify accounting for contributions that do not relate to the years of service of the employee, e.g. employee contributions that are calculated in accordance with a fixed percentage of the salary. These amendments are effective from July 1, 2014. Based on a preliminary analysis, the Company does not expect relevant impacts on its financial statements.

f)    Amendments to IAS 36 - Recoverable amount disclosures for non-financial assets

The amendments to IAS 36 address the disclosure of information about the recoverable amount of assets if based on fair value less costs of disposal.

Retrospective application of the amendments is required for annual periods beginning after January 1, 2014.

Based on a preliminary analysis, the Company does not expect relevant impacts on its financial statements.

(4)   DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

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

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 34).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

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

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)   CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012 restated
Bank balances	132,130	239,212
Short-term financial investments	4,074,292	2,195,822
Overnight investment (a)	46,809	18,173
Bank deposit certificates (b)	377,556	228,818
Repurchase agreements with debentures (b)	8,970	12,850
Investment funds (c)	3,640,957	1,935,982
Total	4,206,422	2,435,034

a)     Overnight investment, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates to the CDI and tied in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

(6)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2013 and 2012:

		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2013	December 31, 2012 restated
Current
Consumer classes
Residential	263,143	201,332	36,148	500,623	640,582
Industrial	107,916	46,494	25,543	179,953	225,681
Commercial	121,503	39,663	12,662	173,828	216,422
Rural	27,905	5,919	1,199	35,023	45,801
Public administration	29,558	3,939	409	33,906	45,111
Public lighting	25,357	3,053	9,724	38,134	49,753
Public utilities	36,362	4,430	390	41,182	49,335
Billed	611,744	304,830	86,075	1,002,649	1,272,683
Unbilled	627,852	-	-	627,852	597,556
Financing of consumers' debts	64,586	7,533	56,663	128,782	137,246
Free energy	4,161	-	-	4,161	3,764
CCEE transactions	21,313	-	-	21,313	18,954
Concessionaires and licensees	324,535	-	-	324,535	264,268
Allowance for doubtful accounts	-	-	(125,758)	(125,758)	(112,239)
Other	24,254	-	-	24,254	22,794
Total	1,678,446	312,363	16,980	2,007,789	2,205,024

Non current
Financing of consumers' debts	120,042	-	-	120,042	136,368
Allowance for doubtful accounts	(7,489)	-	-	(7,489)	(16,240)
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and licensees	-	-	-	-	228
Total	153,854	-	-	153,854	161,658

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of Management for unsecured amounts and losses regarded as probable.

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

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other Credits (note 11)	Total
At January 1, 2011 restated	(80,692)	-	(80,692)
Allowance for doubtful accounts	(116,718)	-	(116,718)
Recovery of revenue	46,049	-	46,049
Write-off of accounts receivable reserved for	66,047	-	66,047
At December 31, 2011 restated	(85,314)	-	(85,314)
Allowance for doubtful accounts	(165,620)	(22,000)	(187,620)
Recovery of revenue	23,809	-	23,809
Write-off of accounts receivable reserved for	98,646	-	98,646
At December 31, 2012 restated	(128,478)	(22,000)	(150,479)
Allowance for doubtful accounts	(111,768)	3,999	(107,769)
Recovery of revenue	35,016	2,429	37,445
Write-off of accounts receivable reserved for	71,984	2,421	74,405
At December 31, 2013	(133,247)	(13,151)	(146,398)

Current	(125,758)	(12,930)	(138,688)
Noncurrent	(7,489)	(221)	(7,710)

(7)   RECOVERABLE TAXES

	December 31, 2013	December 31, 2012 restated
Current
Prepayments of social contribution - CSLL	3,054	2,690
Prepayments of income tax - IRPJ	5,767	10,889
IRRF on interest on equity	14,537	17,654
Income tax and social contribution to be offset	14,731	22,891
Withholding tax - IRRF	106,627	63,512
ICMS to be offset	77,559	84,487
Social Integration Program - PIS	6,783	8,808
Contribution for Social Security financing- COFINS	30,123	36,426
National Social Security Institute - INSS	2,279	3,194
Other	972	435
Total	262,433	250,987

Noncurrent
Social contribution to be offset - CSLL	42,848	39,466
Income tax to be offset - IRPJ	11,851	10,707
ICMS to be offset	99,777	126,061
Social Integration Program - PIS	3,073	5,399
Contribution for Social Security financing- COFINS	14,116	24,621
Other	1,698	399
Total	173,362	206,653

Social contribution to be offset – CSLL – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal tax authority in order to systematically offset the credit.

ICMS (VAT) to be offset – mainly refers to the credit recorded on acquisition of assets that result in the recognition of intangible assets and financial assets.

PIS and COFINS – In noncurrent, the balance refers basically to credits recognized by the indirect subsidiary CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

Withholding tax - IRRF –   The balance at December 31, 2013 relates mainly to the settlement of derivative instruments.

(8)   DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	December 31, 2013	December 31, 2012 restated
Social contribution credit/(debit)
Tax losses carryforwards	47,660	47,490
Tax benefit of merged goodwill	121,820	137,773
Deductible temporary differences	(185,861)	(198,344)
Subtotal	(16,381)	(13,081)

Income tax credit / (debit)
Tax losses carryforwards	141,113	141,154
Tax benefit of merged goodwill	416,418	468,844
Deductible temporary differences	(519,615)	(553,215)
Subtotal	37,917	56,783

PIS and COFINS credit/(debit)
Deductible temporary differences	30,025	58,353

Total	51,560	102,054

Total tax credits	1,168,706	1,257,787
Total tax debits	(1,117,146)	(1,155,733)

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

	December 31, 2013		December 31, 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	68,938	191,495	77,253	214,590
CPFL Piratininga	16,148	55,414	17,662	60,609
RGE	31,342	129,436	34,268	141,518
CPFL Santa Cruz	1,757	5,525	2,655	8,349
CPFL Leste Paulista	939	2,863	1,493	4,545
CPFL Sul Paulista	1,386	4,332	2,151	6,712
CPFL Jaguari	824	2,516	1,299	3,950
CPFL Mococa	485	1,499	807	2,502
CPFL Geração	-	23,282	-	25,613
CPFL Serviços	-	57	186	455
Total	121,820	416,418	137,773	468,844

8.3 - Accumulated balances on Deductible temporary differences:

	December 31, 2013			December 31, 2012 restated
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Provision for tax, civil and labor risks	32,746	90,959	-	22,700	63,587	-
Post-employment benefit obligation	2,004	5,566	-	1,387	4,850	-
Allowance for doubtful accounts	13,379	37,163	-	13,274	36,871	-
Free energy provision	5,429	15,081	-	4,884	13,569	-
Research and Development and Energy Efficiency Programs	11,471	31,864	-	12,570	34,913	-
Reserves related to personnel	3,522	9,785	-	3,151	8,741	-
Depreciation rate difference	7,212	20,033	-	7,599	21,108	-
Recognition of the concession - adjustment of intangible assets (IFRS)	(1,798)	(4,995)	-	(2,024)	(5,621)	-
Recognition of the concession - financial adjustment (IFRS)	(36,093)	(100,258)	(22)	(43,062)	(119,617)	-
Reversal of regulatory assets and liabilities (IFRS)	27,218	75,605	30,046	48,048	133,468	57,475
Actuarial losses (IFRS)	33,178	92,464	-	25,587	71,365	-
Other adjustments changes in practices (IFRS)	13,758	38,081	-	12,247	34,020	-
Accelerated depreciation	(9)	(26)	-	(48)	(133)	-
Other	4,719	9,606	-	9,509	20,211	878
Deductible temporary differences - Other comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS)	(65,079)	(180,774)	-	(69,017)	(189,597)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (net of value added of assets)	27,050	75,138	-	28,644	79,566	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,970)	(19,360)	-	(7,255)	(20,132)	-
Value added of assets received from the former ERSA	(93,120)	(258,667)	-	(96,452)	(267,924)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(155,471)	(431,863)	-	(163,767)	(454,907)	-
Other temporary differences	(9,006)	(25,016)	-	(6,319)	(17,553)	-
Total	(185,861)	(519,615)	30,025	(198,344)	(553,215)	58,353

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2013, 2012 and 2011:

	2013		2012 restated		2011 restated
	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	1,519,200	1,519,200	1,877,998	1,877,998	2,303,591	2,303,591
Adjustments to reflect effective rate:
Equity in subsidiaries	(120,868)	(120,868)	(120,680)	(120,680)	(81,859)	(81,859)
Amortization of intangible asset acquired	101,886	131,161	107,888	137,747	115,947	147,784
Tax incentives - PIIT (Technological innovation incentive program)	(10,882)	(10,882)	(11,895)	(11,895)	(13,480)	(13,480)
Effect of presumed profit system	(42,151)	(74,675)	(103,369)	(146,158)	(94,579)	(143,977)
REFIS - Law n° 11.941/2009 - art 4°	(12,739)	(12,739)	-	-	-	-
Adjustment of excess and surplus revenue of reactive	74,318	74,318	32,260	32,260	-	-
Tax incentive - Exploitation profit	-	(53,200)	-	(41,756)	-	-
Other permanent additions, net	50,489	15,871	125,606	101,119	143,835	110,792
Calculation base	1,559,254	1,468,187	1,907,810	1,828,636	2,373,455	2,322,852
Statutory rate	9%	25%	9%	25%	9%	25%
Tax debit result	(140,333)	(367,047)	(171,703)	(457,159)	(213,611)	(580,713)
Tax credit (not recorded) / recorded, net	(16,422)	(46,361)	(6,315)	(35,759)	9,446	25,808
Total	(156,755)	(413,408)	(178,017)	(492,919)	(204,164)	(554,905)

Current	(147,107)	(374,874)	(228,710)	(610,418)	(180,242)	(492,047)
Deferred	(9,648)	(38,534)	50,692	117,499	(23,922)	(62,859)

Amortization of intangible asset acquired –   Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees.

Tax credit (not recorded) / recorded, net – Credits not recorded/recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

8.5 Unrecognized tax credits

The parent company has unassessed tax loss and social contribution carryforwards amounting to R$ 121,621 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

Some subsidiaries also have income tax and social contribution credits on tax loss carryforwards that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. In December 31, 2013, the main subsidiaries that have such credits of Income Tax and Social Contribution are CPFL Renováveis (R$ 125,072), Sul Geradora (R$ 72,523) e CPFL Jaguari Geração (R$ 1,779). There is no prescriptive period for use of the tax loss carryforwards.

(9)   LEASES

Activities to provide services and leases equipment relating to power self-produced, are mainly performed by the subsidiary CPFL Serviços, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

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

The investments produced financial income during 2013 were R$ 14,615 (R$ 12,031 in 2012 and R$  5,625 in 2011).

	December 31, 2013	December 31, 2012 restated
Gross investment	93,398	93,541
Financial income unrealized	(44,824)	(52,098)
Present value of minimum lease payments receivable	48,574	41,443

Current	10,757	9,740
Noncurrent	37,817	31,703

	Within 1 year	1 to 5 years	Over 5 years	Total
Gross investment	15,202	45,949	32,248	93,398
Present value of minimum lease payments receivable	10,757	26,090	11,727	48,574

At December 31, 2013, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(10)  FINANCIAL ASSET OF CONCESSION

At January 1, 2011 restated	934,646
Noncurrent	934,646

Additions	381,027
Adjustments to expected cash flow	63,212
Disposal	(2,221)

At December 31, 2011 restated	1,376,664
Noncurrent	1,376,664

Additions	555,101
Effect of changing in amortization rates	294,785
Adjustments to expected cash flow	159,195
Disposal	(10,211)
Compensation SHP Rio do Peixe II	1,706

At December 31, 2012 restated	2,377,240
Current	34,444
Noncurrent	2,342,796

Additions	536,417
Adjustments to expected cash flow	(66,620)
Receipt	(34,444)
Disposal	(12,659)
Spin-off generation activity on the distribution (note 14.4)	(12,862)

As of December 31, 2013	2,787,073
Noncurrent	2,787,073

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors and transmitting to receive payment on reversal of the assets to the Grantor at the end of the concession.

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income/expense account in profit or loss for the year, in accordance with the new replacement amount (BRR methodology).

For the energy transmission, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income to be received during the remaining term of the concession.

The adjustment in the estimated cash flow includes an (i) expense of R$ 66,851 in relation to the distribution subsidiaries, recorded as financial expense; and (ii) income of R$ 231 in relation to the subsidiary CPFL Transmissão, recorded as other operating income, since it is component of the allowed annual income for the use of network to ONS (National System Operator).

The amount of R$ 36,917 (originally R$ 34,444 established in current assets and updated until the receiving) was received in 2013, represented by the residual balance of the assets of the concession infrastructure, at replacement values on the transaction date, in relation to compensation for the concession for the Rio do Peixe II Plant, previously held by the subsidiary CPFL Leste Paulista.

As mentioned in note 14, as a result of the corporate restructuring in June 2013, the generation assets of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, and CPFL Mococa were spun off and transferred to CPFL Centrais Geradoras. The financial concession asset of R$ 12,862 related to the generation assets previously recorded for those subsidiaries was also transferred to the subsidiary CPFL Centrais Geradoras, forming part of the subsidiary's total fixed assets.

(11)  OTHER CREDITS

	Current		Noncurrent
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Advances - Fundação CESP	9,113	7,784	-	-
Advances to suppliers	17,159	17,917	-	-
Pledges, funds and tied deposits	7,695	53,566	174,538	191,931
Fund tied to foreign currency loans	-	-	-	34,287
Orders in progress	273,496	221,883	-	-
Outside services	6,929	8,214	-	-
Advance to energy purchase agreements	14,614	47,832	30,981	40,254
Collection agreements	61,771	65,214	-	-
Prepaid expenses	39,207	9,258	1,359	3,132
Receivables from Resources provided by the Energy Development Account - CDE	170,543	24,972	-	-
Receivables - Business Combination	-	-	13,950	13,950
Advances to employees	11,097	6,806	-	-
Allowance for doubtful accounts	(12,930)	(20,603)	(221)	(1,397)
Other	74,689	68,040	75,488	61,657
Total	673,383	510,880	296,096	343,814

Pledges, funds and tied deposits: collateral offered to guarantee CCEE operations and short-term cash investments required by the subsidiaries’ loans contracts.

Orders in progress: Encompasses costs and revenue related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs, introduced by resolutions 300/2008 and 316/2008 applied until October 2012 and amended by resolution 504/2012 . On termination of the respective projects, balances are amortized against the respective liability recorded in Other Accounts Payable (note 23).

Advance to energy purchase agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

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

Receivables from Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 11,808; (ii) other tariff discounts granted to consumers amounting to R$ 70,254; and (iii) increases related to System Service Charge (“ESS”) – energy security, hydrological risk, involuntary exposure and CVA for System Service Charge ESS and energy, amounting to R$ 88,481.

(12)  INVESTMENTS IN JOINT VENTURES

	Shareholders' equity interest		Equity in joint ventures
Joint Ventures	December 31, 2013	December 31, 2012 restated	2013	2012 restated	2011 restated

Baesa	153,175	148,606	4,618	(6,476)	10,025
Enercan	391,728	393,738	67,640	68,493	56,460
Foz do Chapecó	390,822	370,627	60,809	46,501	(3,375)
EPASA	82,839	93,801	(10,961)	13,457	19,960
Net residual value of step up of assets	14,116	15,355	(1,238)	(1,294)	(1,210)
	1,032,681	1,022,126	120,868	120,680	81,859

12.1 - Dividends and Interest on shareholders’ equity receivable:

	Dividends		Interest on Shareholders´ Equity		Total
Investee	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Investco	-	-	2,527	2,894	2,527	2,894
EPASA	14,891	14,891	-	-	14,891	14,891
BAESA	49	143	-	-	49	143
ENERCAN	16,054	18,549	-	-	16,054	18,549
Foz do Chapecó	21,744	18,556	-	-	21,744	18,556
	52,738	52,139	2,527	2,894	55,265	55,033

12.2 – Joint Ventures

Summarized financial information of the joint ventures at December 31, 2013 and 2012 and for the years ended on December 31, 2013, 2012 and 2011 are as follows:

	December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	97,961	58,980	144,018	171,387
Cash and cash equivalents	21,483	36,010	44,924	19,173
Noncurrent assets	1,296,035	1,267,818	3,200,402	644,508
Current liabilities	136,414	131,196	274,679	279,753
Financial liabilities	88,969	125,372	206,968	158,049
Noncurrent liabilities	453,592	583,045	2,303,424	374,763
Financial liabilities	416,513	573,781	2,295,940	374,696
Shareholders' equity	803,990	612,557	766,317	161,379

Net operating revenue	465,617	277,940	669,126	585,535
Depreciation and amortization	(50,586)	(51,374)	(133,035)	(32,298)
Interest income	14,480	4,386	12,049	972
Interest expense	(45,363)	(39,658)	(140,427)	(37,609)
Expense or revenue income tax	(69,785)	(9,651)	(60,844)	10,750
Net income	138,453	18,026	119,233	(16,442)
Equity Interests and voting capital	48.72%	25.01%	51%	52.75%

	December 31, 2012
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	111,322	70,177	120,896	213,816
Cash and cash equivalents	27,386	34,272	32,051	8,579
Noncurrent assets	1,360,310	1,319,610	3,301,499	733,470
Current liabilities	138,187	129,139	274,462	276,773
Financial liabilities	86,314	119,157	211,392	244,030
Noncurrent liabilities	525,331	666,363	2,421,214	492,692
Financial liabilities	497,236	658,532	2,406,036	441,680
Shareholders' equity	808,114	594,285	726,719	177,821

Net operating revenue	418,115	282,114	626,098	362,302
Depreciation and amortization	(60,670)	(120,060)	(135,267)	(34,718)
Interest income	7,646	5,261	8,566	2,026
Interest expense	(55,072)	(50,436)	(163,288)	(47,118)
Expense or revenue income tax	(78,065)	(34,387)	(43,557)	(13,198)
Net income	140,575	(25,896)	91,178	25,510
Equity Interests and voting capital	48.72%	25.01%	51%	52.75%

	December 31, 2011
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	396,762	286,089	449,271	214,645
Depreciation and amortization	(53,077)	(54,268)	(132,271)	(23,051)
Interest income	10,629	6,551	12,029	2,954
Interest expense	(67,018)	(63,088)	(176,128)	(70,362)
Expense or revenue income tax	(58,293)	(17,941)	2,989	(20,261)
Net income	115,879	40,090	(6,619)	39,128
Equity Interests and voting capital	48.72%	25.01%	51%	52.75%

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Foz do Chapecó establish restrictions on payment of dividends to the subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

12.3 - Jointly controlled operations

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, CPFL Geração as assured of a 51.54% interest in the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.8 MW).

(13)  PROPERTY, PLANT AND EQUIPMENT

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At January 1, 2011 restated	39,628	332,443	1,170,666	1,320,599	3,266	12,386	314,659	3,193,646
Historic cost	41,563	530,347	1,480,466	2,009,449	7,330	15,774	314,659	4,399,588
Accumulated depreciation	(1,934)	(197,906)	(309,800)	(688,850)	(4,064)	(3,388)	-	(1,205,942)

Additions	2,214	3,712	19,892	7,333	705	382	666,136	700,374
Disposals	(247)	(200)	(640)	(5,264)	(341)	(173)	17,379	10,513
Transfers	34,034	6,685	(2,076)	(7,883)	288	2,582	(33,631)	(2)
Transfers - other assets	-	-	-	5,373	-	-	(17,525)	(12,152)
Depreciation	(967)	(11,192)	(57,046)	(56,892)	(944)	(1,851)	-	(128,892)
Business combination	57,180	-	973,636	831,749	165	949	45,938	1,909,617
Other	-	-	(15)	(328)	(23)	(13)	(1)	(379)

At December 31, 2011 restated	131,843	331,446	2,104,415	2,094,687	3,117	14,262	992,954	5,672,725
Historic cost	134,745	540,560	2,527,002	2,946,214	8,152	19,867	992,954	7,169,494
Accumulated depreciation	(2,900)	(209,114)	(422,587)	(851,526)	(5,035)	(5,607)	-	(1,496,770)

Additions	1,185	21,105	18,648	68,574	315	257	983,903	1,093,987
Disposals	(1,192)	(2,086)	(4,002)	(6,020)	(775)	(371)	(68)	(14,514)
Reversal of provision to environmental costs	-	(66,763)	-	-	-	-	-	(66,763)
Transfers	(17,343)	701,548	(557,182)	1,232,197	3,077	3,071	(1,365,368)	-
Reclassification and transfers to other assets - cost	-	-	-	3,939	-	-	(55)	3,884
Reclassification of cost	-	217,435	(333,674)	115,355	14	870	-	-
Depreciation	(3,885)	(15,523)	(74,024)	(188,218)	(1,085)	(2,332)	-	(285,067)
Disposal of depreciation	-	995	157	2,586	696	282	-	4,715
Reclassification and transfers to other assets - depreciation	-	(71,606)	92,615	(20,970)	10	(50)	-	-
Business combination	-	-	65,470	606,620	-	(2)	23,006	695,093

At December 31, 2012 restated	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historic cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,768
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	926	2,551	1,000	373	38	926,029	930,916
Disposals	-	-	-	(1,071)	(847)	(24)	(153)	(2,095)
Reversal of provision to environmental costs	-	-	(17,747)	-	-	-	-	(17,747)
Transfers	4,203	13,988	172,530	373,362	19,531	543	(584,156)	-
Reclassification and transfers to other assets - cost	(15)	440	(200)	15,946	17	117	422	16,727
Reclassification of cost	1,286	(104,176)	(119,373)	230,290	3	(343)	(7,687)	-
Depreciation	(4,089)	(43,995)	(71,159)	(206,087)	(2,379)	(2,961)	-	(330,670)
Disposal of depreciation	-	-	-	103	527	15	-	645
Reclassification and transfers to other assets - depreciation	-	(947)	38,524	(35,808)	22	377	-	2,169
Spin-off generation activity on the distribuition - cost	3,953	5,420	3,070	7,443	83	(10)	-	19,959
Spin-off generation activity on the distribuition - depreciation	-	(1,680)	(2,225)	(2,595)	(38)	(6)	-	(6,544)

At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,732	968,826	7,717,419
Historic cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Average depreciation rate 2013	3.86%	3.16%	2.75%	3.91%	14.23%	9.38%
Average depreciation rate 2012	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%
Average depreciation rate 2011	-	2.33%	4.23%	5.10%	20.00%	10.00%

In the consolidated financial statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress amounting to R$ 905,444.

In accordance with IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2013 R$ 48,339 was capitalized in the financial statements (R$ 32,527 in 2012 and R$ 6,861 in 2011). For further details on interest capitalized see note 29.

In 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment control of the subsidiary Bons Ventos (“BVP”), and, as a result of this process, transferred the intangible assets and reclassified buildings and improvements to machinery and equipment, both stated in the line “transfers”. The reclassification had no effect on the depreciation expense, as the useful lives of the assets were adequate.

Depreciation expenses are registered in Statement of Income at “depreciation and amortization” (note 28).

At December 31, 2013, the total amount of fixed assets pledged as collateral for loans and financing, as mentioned in note 16, was approximately R$ 888,213, mainly relating to the subsidiary CPFL Renováveis (R$ 875,802).

Impairment testing: For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(14)  INTANGIBLE ASSETS

	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At January 1, 2011 restated	6,115	2,024,083	3,335,775	694,139	35,839	76,765	6,172,716
Historical cost	6,152	3,720,098	8,336,914	694,139	38,679	127,897	12,923,879
Accumulated Amortization	(37)	(1,696,015)	(5,001,139)	-	(2,840)	(51,132)	(6,751,163)

Additions	-	-	3,259	1,094,929	-	6,319	1,104,507
Amortization	-	(195,300)	(389,740)	-	(1,418)	(15,185)	(601,643)
Transfer - intangible assets	-	(27,164)	636,009	(621,500)	-	12,655	-
Transfer - financial asset	-	-	-	(381,027)	-	(526)	(381,553)
Transfer - other assets	-	-	(895)	(55,734)	-	(5,373)	(62,002)
Business combination	-	2,302,122	-	-	-	-	2,302,122
Other	-	-	-	-	-	526	526
At December 31, 2011 restated	6,115	4,103,740	3,584,408	730,807	34,421	75,182	8,534,673
Historical cost	6,152	5,995,056	8,975,287	730,807	38,679	141,498	15,887,479
Accumulated Amortization	(37)	(1,891,315)	(5,390,879)	-	(4,258)	(66,315)	(7,352,804)

Additions	-	792,320	-	1,418,637	-	29,910	2,240,867
Amortization	-	(284,714)	(390,133)	-	(1,419)	(18,713)	(694,979)
Transfer - intangible assets	-	-	961,030	(961,030)	-	-	-
Transfer - financial asset	-	-	(294,785)	(555,101)	-	-	(849,886)
Disposals and transfer - other assets	-	-	(44,091)	-	-	(6,272)	(50,363)
At December 31, 2012 restated	6,115	4,611,347	3,816,428	633,313	33,001	80,108	9,180,312
Historical cost	6,152	6,815,774	9,183,730	633,313	38,679	156,661	16,834,309
Accumulated Amortization	(37)	(2,204,427)	(5,367,301)	-	(5,678)	(76,553)	(7,653,996)

Additions	-	-	-	853,649	-	7,444	861,093
Amortization	-	(296,978)	(413,994)	-	(1,419)	(14,196)	(726,587)
Transfer - intangible assets	-	-	412,930	(412,930)	-	-	-
Transfer - financial asset	-	-	(22,499)	(498,669)	-	-	(521,169)
Disposals and transfer - other assets	-	(1,989)	(29,115)	(1,232)	-	(12,433)	(44,769)
Spin-off generation activity on the distribuition	-	-	(553)	-	-	-	(553)
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historic cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated depreciation	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

In the Statement of Income the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to Distribution Infrastructure, Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 28).

In accordance with IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2013, R$ 8,845 was capitalized in the financial statements (R$ 15,645 in 2012 and R$ 32,281 in 2011) at a rate of 8.32 p.a. (8.23% p.a. in 2012 and 9.95% p.a. in 2011).

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	December 31, 2013			December 31, 2012 restated	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2013	2012 restated	2011 restated
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(156,929)	147,933	166,305	6.03%	6.05%	6.33%
CPFL Piratininga	39,065	(18,872)	20,192	22,086	4.85%	5.58%	5.99%
RGE	3,150	(1,207)	1,943	2,128	5.86%	6.90%	6.81%
CPFL Geração	54,555	(26,385)	28,170	30,793	4.83%	5.28%	5.63%
CPFL Santa Cruz	9	(6)	3	5	16.40%	16.25%	21.17%
CPFL Leste Paulista	3,333	(2,242)	1,091	1,673	17.45%	16.16%	20.30%
CPFL Sul Paulista	7,288	(4,855)	2,434	3,668	16.94%	17.90%	18.98%
CPFL Jaguari	5,213	(3,503)	1,710	2,570	16.49%	14.40%	22.68%
CPFL Mococa	9,110	(6,472)	2,638	4,365	18.96%	18.29%	19.87%
CPFL Jaguari Geração	7,896	(2,280)	5,616	6,174	7.07%	7.64%	8.17%
	434,480	(222,750)	211,730	239,766

Subsidiaries
CPFL Renováveis	3,134,762	(283,905)	2,850,857	2,981,123	4.11%	3.42%	3.82%
Outros	14,478	(13,395)	1,083	1,805	4.99%	4.99%	4.99%
	3,149,240	(297,300)	2,851,940	2,982,927

Subtotal	3,583,720	(520,050)	3,063,670	3,222,694

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(799,041)	321,225	342,449	1.89%	1.74%	1.68%
CPFL Geração	426,450	(270,752)	155,698	171,292	3.66%	4.00%	4.25%
Subtotal	1,546,716	(1,069,793)	476,923	513,741

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(594,074)	479,952	537,838	5.39%	5.48%	5.75%
CPFL Piratininga	115,762	(55,925)	59,836	65,448	4.85%	5.58%	5.99%
RGE	310,128	(125,428)	184,700	202,237	5.65%	6.69%	6.58%
CPFL Santa Cruz	61,685	(49,444)	12,241	18,498	10.14%	10.05%	13.10%
CPFL Leste Paulista	27,034	(20,419)	6,615	10,528	14.47%	13.91%	15.59%
CPFL Sul Paulista	38,168	(28,506)	9,662	15,015	14.02%	14.52%	15.16%
CPFL Mococa	15,124	(11,734)	3,390	5,636	14.85%	14.56%	15.34%
CPFL Jaguari	23,600	(17,787)	5,813	9,182	14.28%	13.44%	16.72%
CPFL Jaguari Geração	15,275	(5,697)	9,578	10,530	6.23%	6.73%	7.20%
Subtotal	1,680,801	(909,013)	771,788	874,912

Total	6,811,237	(2,498,856)	4,312,381	4,611,347

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

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the intangible asset amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the non-controlling shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/1999 and nº 349/2001 to the intangible acquisition asset. A reserve was therefore recorded to adjust the goodwill, set against the special equity reserves for goodwill on the merger of each subsidiary, so that the effect on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, a non-deductible intangible asset was recorded for tax purposes.

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

14.2 Impairment test

For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions, the profitability of its operations and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting years and there is no impairment loss to be recognized.

14.3  Corporate restructuring CPFL Brasil and CPFL Geração

In order to simplify the corporate structure and centralize the energy generation operations on the subsidiary CPFL Geração, the assets and liabilities related to the investment previously held by CPFL Brasil in subsidiary CPFL Renováveis were spun-off incorporated by CPFL Geração. Consequently, as from January 1, 2013, the date base of the spin-off, the subsidiary CPFL Geração holds directly the entire interest in subsidiary CPFL Renováveis.

In relation to the spun-off debt, corresponding to the issue of debentures, the subsidiary CPFL Geração issued new debentures to replace those issued by CPFL Brasil, with the same cost, amortization term and interest rate characteristics.

The restructuring between the subsidiaries had no impact on the Company's financial statements.

14.4 – Corporate restructuring of CPFL Centrais Geradoras, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On July 31, 2013, to comply de Decree 7,805/2012 and Law 12,783/2013 in relation to deverticalization of generation operation contained in distributors companies, the Company put into effect the corporate restructuring which resulted in the spin-off of the generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which held the Rio do Peixe I, Rio do Peixe II,  Santa Alice, Macaco Branco, Lavrinha, São José, Turvinho,  Pinheirinho and São Sebastião SHPs. These assets were transferred to CPFL Centrais Geradoras and the Company holds 100% of the capital of the direct subsidiary CPFL Centrais Geradoras.

The net equity of the distribution subsidiaries spun-off, as of July 31, 2013, is R$13,424, as follows:

Net assets
Assets
Cash and cash equivalents	2,227
Financial asset of concession	12,861
Intangible assets	553
Other assets	8

Liabilities
Accrued liabilities	72
Deffered taxes debits	2,134
Profit sharing	20

Net assets	13,424

The restructuring between the subsidiaries had no impact on the Company's financial statements.

14.5 – IPO of CPFL Renováveis

The initial public offer of 28 million common shares, second offer of 43.9 million common shares and complementary offer of 1.2 common shares of the subsidiary CPFL Renováveis, all registered, book-entry, with no face value and free and clear of any and encumbrance or lien, were completed on August 19, 2013. A total of 73.1 million shares were offered and issued, at R$ 12.51 each, amounting to R$ 914,686. The operation raised a gross amount (i) of R$ 364,687 with the initial and complementary offer, which was recorded in the capital account up to the price per share equals capital divided by the total number of shares at March 31, 2013, date of the latest carrying information available prior to the offer and; the remaining amount was recorded in the capital reserve account; and (ii) R$ 549,999 million in the secondary share offering.  Fund-raising costs of R$ 36,187 were incurred in the transaction.

As a result of the above-mentioned transaction, the indirect interest in CPFL Renováveis was reduced from 63% to 58.84% and a positive impact of R$ 59,308 related to the change in the interest was accounted for as an equity transaction in accordance with IFRS 10  and recorded directly in the shareholder’s equity, in a capital reserve account.

14.6 – Business combinations 2013

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

On February 27, 2014, the subsidiary CPFL Renováveis concluded the acquisition of Rosa dos Ventos Geração. The total purchase price is R$ 103,367, which includes: (i) the amount of R$ 70,296 to be paid to the seller; and (ii) assumption of Rosa dos Ventos’ net debt of R$ 33,071. These amounts may be adjusted by the Balance’s closing date, in accordance with the share purchase agreement (note 38.8).

14.6.1  Additional information about acquisition

a) Considerations to be transferred

The estimated consideration to be transferred in cash is R$ 70,296.

b) Assets acquired and liabilities to be recognized on the acquisition date

The following amounts are the Company's best estimate for the acquisition of Rosa dos Ventos at fair value:

Rosa dos Ventos
(estimated)
Current assets
Cash and cash equivalents	1,992
Other current assets	6,350

Noncurrent assets
Ficuciary investments	4,191
Property, plant and equipment	51,122
Intangible - exploitation rights	64,689

Current liabilities	2,972

Noncurrent liabilities
Loans, Financings and Debentures	33,081
Deferred taxes on exploitation rights	21,995
Net assets acquired	70,296
To be transferred	70,296

In the acquisition price allocation process, the intangible asset of the right to explore the regulated activity is identified and supported by a financial valuation report. These amounts, are amortized on a straight-line basis over the remaining term of the authorizations to operate the venture acquired, which is estimated to be 20 years for Rosa dos Ventos.

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
(estimated)
To be transferred in cash	70,296
Less: Balance of cash and cash equivalent acquired	(1,992)
Net cash	68,304

With regard to the financial information on income and net income, on February 27, 2014 the acquisition of Rosa dos Ventos was concluded and the initial accounting will be prepared based on February 28, 2014.  As of December 31, 2013, this acquisition is therefore not accounted for in the Company's books.

(15)  SUPPLIERS

	December 31, 2013	December 31, 2012 restated
Current
System Service Charges	61,880	138,973
Energy purchased	1,300,598	971,977
Electricity Network Usage Charges	91,603	166,565
Materials and Services	338,524	326,544
Free Energy	92,088	85,078
Total	1,884,693	1,689,137

Noncurrent
Materials and Services	-	4,467
	-	4,467

(16)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	December 31, 2013				December 31, 2012 restated
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	6	1,229	-	1,235	16	3,601	1,217	4,834
BNDES/BNB - Investment	24,555	872,606	4,067,082	4,964,242	22,923	637,305	3,809,188	4,469,416
BNDES - Purchase of assets	27	1,364	5,717	7,108	65	2,036	7,476	9,578
BNDES - Working capital	-	-	-	-	143	36,928	-	37,071
Financial Institutions	128,752	556,267	1,503,543	2,188,562	153,720	725,379	1,406,468	2,285,567
Other	674	40,658	19,063	60,395	784	11,616	23,638	36,039
Subtotal	154,013	1,472,125	5,595,404	7,221,542	177,652	1,416,864	5,247,988	6,842,504

Foreign currency
Financial Institutions	-	-	-	-	452	2,170	44,423	47,045

Total at Cost	154,013	1,472,125	5,595,404	7,221,542	178,104	1,419,034	5,292,411	6,889,549

Measured at fair value
Foreign currency
Financial Institutions	15,213	42,501	1,950,740	2,008,454	22,460	-	2,365,786	2,388,245
Total at fair value	15,213	42,501	1,950,740	2,008,454	22,460	-	2,365,786	2,388,245

Total	169,226	1,514,626	7,546,144	9,229,996	200,564	1,419,034	7,658,196	9,277,794

Measured at amortized cost	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	1,235	4,834	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista
FINEM III	-	26,885	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and Promissory Note
FINEM IV	64,103	128,200	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	137,092	170,651	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	62,312	71,522	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM VI	283,851	149,873	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	217,319	190,349	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	50,706	59,149	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM II	-	15,971	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and Promissory Note
FINEM III	26,719	53,434	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	80,284	55,166	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	51,525	29,591	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM IV	73,809	91,622	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	30,673	35,125	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINAME	24,044	28,048	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	40,805	81,606	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	82,702	102,980	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	20,516	23,385	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	157,318	85,257	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	74,433	51,671	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	12,065	14,074	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	345	404	Fixed rate 10.0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFL Santa Cruz
FINAME and Bank Credit Note	3,159	5,527	TJLP + 2% to 2.9%	54 monthly installments from December 2010 and 36 monthly installments from October 2010	CPFL Energia guarantee and receivables
FINEM I	-	18,374	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	4,330	TJLP + 1.66% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank Credit Note	2,688	4,090	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	-	8,881	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	1,685	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank Credit Note	2,911	4,430	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	-	11,071	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	1,242	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank Credit Note	1,547	2,639	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank Credit Note	2,136	2,138	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank Credit Note	607	531	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
Bank Credit Note	1,824	3,040	TJLP + 2.90%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank Credit Note	2,747	2,750	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank Credit Note	781	683	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank Credit Note	577	-	UMBNDES + 1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank Credit Note	2,305	-	TJLP + 2.99%	96 monthly installments from October 2015	CPFL Energia guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
CPFL Serviços
FINAME	14,658	3,478	Fixed rate 2.5% to 10%	127 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	87	101	TJLP + 4.20%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
CERAN	409,365	458,569	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,956	54,067	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	4,667	-	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	352,830	384,629	TJLP + 1.95%	168 monthly installments from October 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
FINEM II	31,997	35,395	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	605,263	616,796	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	113,106	124,508	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	76,673	71,741	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	194,041	213,404	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	50,811	39,024	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	46,994	54,413	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	1,108	1,428	TJLP + 0%	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	138,101	149,558	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	333,745	-	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINAME I	190,396	217,318	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	31,168	36,662	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	129,659	59,025	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,506	-	Fixed rate 3.5%	61 monthly installments from October 2014	Bank Garantee
BNB	133,192	144,251	Fixed rate 9.5% to 10% p.a.	168 monthly installments from January 2009	Fiduciary alienation
BNB	175,695	181,925	Fixed rate 10% p.a.	222 monthly installments from May 2010	CPFL Energia guarantee
NIB	79,109	82,488	IGPM + 8.63% p.a.	Interest and principal quarterly paid started in June 2011 until September 2023	No guarantee
Bridging BNDES II	84,507	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridging BNDES III	194,242	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
CPFL Brasil
FINEP	3,461	4,260	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços - Purchase of assets	2,196	4,316	TJLP + 1.72% to 2.15%	79 monthly installments from Octobert 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,911	5,262	Fixed rate 4.5% to 8.70%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	-	2,290	TJLP + 5.0% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Working capital	-	20,766	TJLP + 5.0% (2)	24 monthly installments from October 2011	Promissory Note
CPFL Geração - Working capital	-	14,015	TJLP + 4.95%	24 monthly installments from July 2011	CPFL Energia guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	4,648	16,984	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	105,124	104,612	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	131,541	182,385	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	93,769	174,749	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	256,117	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	12,098	16,774	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	12,256	22,573	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (****)	45,077	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	56,771	172,665	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	35,339	62,992	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	-	10,044	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	4,331	7,905	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	33,807	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	-	10,326	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	11,133	20,429	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM (***)	8,140	9,316	100.0% of CDI	14 semiannual installments from December 2012 and January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	-	6,215	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,970	10,950	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	21,514	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	-	1,099	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working Capital (**)	3,747	6,955	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	2,970	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	16,615	19,416	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	-	5,210	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	1,905	3,471	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	19,464	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	5,392	6,320	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	7,325	8,248	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	628,005	624,326	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renovaveis
Banco Safra	27,713	52,542	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC	343,190	397,523	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Promissory Note	-	331,538	108.5% of CDI	1 installment in January 2013	No guarantee
Banco do Brasil - Promissory Note	144,428	-	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco Itaú - Working capital	150,175	-	105% of CDI	1 installment in June 2014	No guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Other
Eletrobrás
CPFL Paulista	6,918	8,490	RGR + 6.0% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	390	555	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	11,834	14,165	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,173	2,806	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	961	845	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,072	1,366	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	58	77	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	275	334	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	36,713	7,402
Subtotal Brazilian Currency - Cost	7,221,542	6,842,504

Foreign Currency
Financial institutions
CPFL Paulista
C-Bond	-	3,310	US$ + 8% FIXED (4)	21 semiannual installments from April 2004	Revenue and Government SP guaranteed
Discount Bond	-	17,879	US$ + Libor 6 months + 0.8125% (4)	1 installment in April 2024	Revenue and Government SP guaranteed
PAR-Bond	-	25,856	US$ + 6% FIXED (4)	1 installment in April 2024	Revenue and Government SP guaranteed
Subtotal Foreign Currency - Cost	-	47,045
Total Measured at cost	7,221,542	6,889,549

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	-	215,534	US$ + 2.78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,746	US$ + 2.74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,156	US$ + 2.55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	317,501	US$ + 2.33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	251,037	226,077	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	358,821	-	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	-	48,535	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	-	50,654	US$ + 2.37%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	58,748	52,444	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	121,420	107,877	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	121,476	107,952	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	-	63,855	USD + 2.62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	212,169	USD + 2.52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	-	63,685	USD + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	76,733	68,498	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	19,384	17,233	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui (***)	-	107,703	US$ + Libor 6 months + 1.75%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Santander	107,150	-	USD + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	151,427	134,642	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	113,630	101,214	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	42,343	-	US$ + Libor 3 months + 0.82%(6)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	192,741	-	US$ + Libor 3 months + 0.83%(6)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	169,371	148,853	US$ + Libor 6 months + 1.45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
CPFL Santa Cruz
J.P. Morgan	23,099	20,522	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	20,943	-	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	29,309	25,920	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	11,276	9,962	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	12,127	10,775	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	12,309	10,912	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	11,276	9,985	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Santander	23,037	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	15,241	13,510	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,334	9,162	US$ + Libor 6 months + 1.57%(3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	32,461	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	12,896	11,432	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,866	8,737	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,008,454	2,388,245

Total	9,229,996	9,277,794

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176.19% of CDI	(3) 95.50% to 106.85% of CDI		(6) 106.40% and 107.70% of CDI
(2) 106% to 106.5% of CDI	(5) 108 % of CDI
(4)As certain assets are dollar indexed, a partial swap of R$ 12,089 was contracted, converting the currency variation to 95.78% of the CDI.

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% of CDI + 2.88%
RGE - 98.5% of CDI + 2.5%
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% of CDI + 2.28%

(**) Efective rate:
CPFL Paulista - 99.0% of CDI + 2.38% and CPFL Piratininga - 99.0% of CDI + 2.4%
RGE - 99.0% of CDI + 2.38%
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% of CDI + 2.38%

(***) Efective rate:
CPFL Paulista, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa e CPFL Jaguari - 100% to 104% of CDI + 2.28%
CPFL Serviços - CDI + 0.10% + 1.88%
CPFL Piratininga – 98.65% of CDI +0.10%

(****) Efective rate: CPFL Piratininga – 104.9% of CDI

In accordance with IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At December 31, 2013, the total balance of the loans and financing measured at fair value was R$ 2,008,454 (R$ 2,388,245 at December 31, 2012).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Losses of R$ 44,194 (R$ 95,435 at December 31, 2012) on marking the loans and financing to market, less the effects of R$ 18,080 (R$ 81,753 at December 31, 2012) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 34), resulted in a total net loss of R$ 26,114 (R$ 13,682 as December 31, 2012).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

2015	1,459,838
2016	1,973,541
2017	826,253
2018	1,028,459
2019	520,103
2020 a 2024	1,389,080
2025 a 2029	304,869
Subtotal	7,502,143
Mark to market	44,001
Total	7,546,144

The main financial rates applicable for our loans and financing their related breakdown in local and foreign currency, after taking into consideration the effects of the derivative instruments, are as shown below:

	Accumulated variation		% of debt
Index	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012 restated
IGP-M	5.53	7.81	0.91	1.07
UMBNDES	17.80	12.16	0.62	0.60
TJLP	5.00	5.75	39.03	34.79
CDI	8.02	8.40	45.42	50.70
Other			14.03	12.84
			100.00	100.00

Main fund-raising in the year:

Brazilian currency

Investment:

FINEM VI (CPFL Paulista) – The subsidiary received approval for BNDES financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used in the investment plan. The amount of R$ 161,254 was received in 2013 and R$ 26,968 was received in the first quarter of 2014. The remaining outstanding balance will be cancelled.

FINEM V (CPFL Piratininga) – The subsidiary received approval for BNDES financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used in the company’s investment plan. The subsidiary received the amount of R$ 47,364 in 2013 and R$ 12,442 was received in the first quarter of 2014. The remaining outstanding balance  will be cancelled.

FINEM VI (RGE) – The subsidiary received approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the company’s investment plan. In 2013, the subsidiary received the amount of R$ 94,639 and R$ 8,354 was received in the first quarter of 2014. The remaining outstanding balance  will be cancelled.

CPFL Serviços – FINAME – In 2013, the subsidiary CPFL Serviços received approval for Banco Itaú BBA financing to be used in vehicles and equipment acquisition. In 2013 the subsidiary received the amount of R$ 11,800 and there are no restrictive covenants in this agreement.

CPFL Renováveis – FINEM VIII – In 2013, Coopcana and Alvorada subsidiaries obtained a R$ 9,000 BNDES financing for construction work. The whole amount was released in 2013.

CPFL Renováveis – FINEM XII – In 2013, the indirect subsidiaries Campo dos Ventos II, Macacos, Costa Branca, Juremas and Pedra Preta received approval for BNDES financing of R$ 391,245. The subsidiaries received the amount of R$ 333,745  in 2013, and the outstanding balance of R$ 57,500 is scheduled for release by the end of 2014.

CPFL Renováveis – FINAME III – In 2013, the indirect subsidiaries Coopcana, Alvorada and Ester obtained a BNDES financing of R$67,925. The outstanding balance of R$ 36,766 is scheduled for release until the second quarter of 2014.

CPFL Renováveis – Bridging loans BNDES II and III – The indirect subsidiaries belonging to the Atlântica wind complex raised bridging loans amounting to R$ 263,714 from the BNDES in 2013, in order to meet the project requirements pending long-term financing. There are no restrictive clauses for this transaction, only pledge of the subsidiaries’ shares and corporate guarantee of CPFL Renováveis.

Financial institutions:

CPFL Paulista – Banco do Brasil – In 2013, the subsidiary raised R$ 250,000 (R$ 244,309 net of costs) from the Banco do Brasil to reinforce working capital and extend the debt profile. There are no restrictive clauses for this transaction.

CPFL Piratininga - Banco do Brasil – In 2013, the subsidiary raised R$ 44,000 (R$ 42,998 net of costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Santa Cruz - Banco do Brasil – In 2013, the subsidiary raised R$ 33,000 (R$ 32,249 net of costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Sul Paulista - Banco do Brasil – In 2013, the subsidiary raised R$ 21,000 (R$ 20,522 net of costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Jaguari - Banco do Brasil – In 2013, the subsidiary raised R$ 2,900 (R$ 2,834 net of costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Mococa - Banco do Brasil – In July 2013, the subsidiary raised R$ 19,000 (R$ 18,567 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco do Brasil (promissory note and working capital) - in 2012, the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements with Banco do Brasil.  The funds, in the form of promissory notes totaling R$ 320,000, were used in the construction of four wind farms and two biomass power plants.  In January 2013, the amount of R$ 332,107 (principal of RS 320,000 and interest of R$ 12,107) was amortized and new promissory notes totaling R$ 230,000, maturing in May 2013, were issued on the same date and at the same cost of 108.5% of the CDI. The amount of R$ 94,399 was partially settled in May 2013 in respect of these new promissory notes, using the BNDES bridging loan, and the outstanding balance was settled in July 2013, using funds from a new issuance under the same conditions, totaling R$ 138,000.  There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco Itaú (Working Capital) - the indirect subsidiaries belonging to the Campos dos Ventos II wind complex raised the amount of R$ 35,000 from Banco Itaú in 2013 to build the project. There are no restrictive clauses for this transaction. The financing was settled in November 2013.

CPFL Renováveis – Banco do Itaú (Promissory Notes) - In 2013, the subsidiary raised  R$ 150,000 from Banco Itaú, in the form of promissory notes, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Geração – promissory notes - In 2013, the subsidiary CPFL Geração issued the second series of promissory notes, in the form of 46 promissory notes with a unit face value of R$ 10,000, amounting to a total of R$ 460,000 (R$ 458,503 net of fundraising costs). Early settlement of the funds occurred in August 2013 as a result of the 6th debenture issue (note 17).

Foreign currency

Financial institutions

CPFL Paulista – Bank of America Merrill Lynch (working capital) – In 2013, a loan of R$ 340,380 with a CDI swap, was granted to the subsidiary CPFL Paulista.  Interest will be paid quarterly and the principal will be paid in full at end of the 3rd year on maturity. The funds were used to reinforce working capital and pay debts.

CPFL Piratininga - Banco Santander  (working capital) – In 2013, the subsidiary contracted foreign currency financing of R$ 100,000 with a CDI swap. Interest will be paid half yearly and the principal will be paid in full at the end of the third year. The funds were used to reinforce working capital and pay debts.

RGE - Bank of Tokyo Mitsubishi  (working capital) – In 2013, the subsidiary contracted foreign currency financing of R$ 204,616  with a CDI swap. The interest will be paid quarterly and the principal will be paid in full at the end of the 5th year. The funds are destined to reinforce working capital and pay off debts.

Banco Santander (CPFL Santa Cruz, CPFL Sul Paulista and CPFL Jaguari) – In 2013, the subsidiaries contracted foreign currency financing amounting to a total of R$ 73,000 with a CDI swap. The interest will be paid half yearly and the principal will be paid in full at the end of the 3 rd year. The funds are destined to reinforce working capital.

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

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90.

CPFL Serviços

Maintaining, by the Company, the following index:

•         Net indebtedness divided by EBITDA – maximum of 4.0;

CPFL Geração

The loans from the BNDES raised by the indirect subsidiary CERAN establish:

•         Maintaining the debt coverage ratio at 1.3 during the amortization period;

•         Restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

CPFL Renováveis

FINEM I and FINEM VI

•       Maintaining the debt coverage ratio at 1.2.

•       Own capitalization ratio of 25% or more.

FINEM II and FINAME II

•       Restrictions on the payment of dividends if a debt service coverage ratio of 1.0 or more and general indebtedness ratio of 0.8 or less is not maintained.

FINEM III

•       Maintaining Shareholders’ Equity/(Shareholders’ Equity + Net Bank Debts) of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

FINEM VII and X

•       Maintaining the annual debt coverage ratio at 1.2.

•       Distribution of dividends restricted to the Total Liabilities ratio divided by Shareholders’ Equity ex-Dividend of less than 2.33.

FINEM VIII and FINAME III

•       Maintaining a Debt Service Coverage Ratio of 1.2 or more;

•       Maintaining a Net Indebtedness/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis;

•       Maintaining a Shareholders' Equity/(Shareholder’s Equity + Net Debt) ratio of 0.41 or more in 2013 to 2016 and 0.45 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis.

FINEM IX

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more;

FINEM XI and FINAME I

•       Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the SPCs at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding, after amortization starts;

Bridging loans II and III

•       Maintaining Shareholders’ Equity (Shareholders’ Equity + Net Bank Debts) of more than 0.41, determined in the consolidated financial statements of CPFL Renováveis;

•       Maintaining a Net Bank Debt/EBITDA ratio of 7.5 or less in 2013 and 6.0 in 2014, determined in the consolidated financial statements of CPFL Renováveis;

HSBC

•       From 2013, there is the obligation to maintain the ratio of Net Debt and EBITDA to Cash Accumulation at less than 5.00 in 2013 and 3.50 after that until discharge.

NIB

•       Maintaining the half-yearly debt coverage ratio at 1.2.

•       Maintaining a Total Debt and Shareholders’ Equity ratio of 30% or more;

•       Maintaining the Financing Term Coverage ratio at 1.7 or more;

Banco do Brasil – Working Capital – CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa e CPFL Leste Paulista

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

Foreign currency loans - Bank of America, J.P Morgan, Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo and Santander (Law 4.131)

The foreign currency loans held by Law 4.131 are subject to certain restrictive conditions, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the distribution subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation of subsidiaries, associates and joint ventures based on the interest in the respective entities (for both EBITDA and assets and liabilities).

Various loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management, these restrictive covenants and clauses are being adequately complied with at December 31, 2013.

(17)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		December 31, 2013				December 31, 2012 restated
		Interest - Current and Noncurrent	Current	Noncurrent	Total	Interest - Current and Noncurrent	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	-	-	-	-	7,082	150,000	150,000	307,082
4th Issue	Single series	12,438	-	1,287,912	1,300,350	-	-	-	-
		12,438	-	1,287,912	1,300,350	7,082	150,000	150,000	307,082
CPFL Paulista
5th Issue	Single series	-	-	-	-	2,931	-	482,726	485,657
6th Issue	Single series	31,674	-	658,134	689,808	26,304	-	657,800	684,105
7th Issue	Single series	20,173	-	503,433	523,607	-	-	-	-
		51,847	-	1,161,568	1,213,415	29,235	-	1,140,527	1,169,762
CPFL Piratininga
3rd Issue	Single series	6,331	-	259,653	265,984	4,645	-	259,391	264,036
5th Issue	Single series	-	-	-	-	969	-	159,537	160,506
6th Issue	Single series	5,279	-	109,554	114,833	4,384	-	109,474	113,858
7th Issue	Single series	9,388		234,229	243,616	-	-	-	-
		20,998	-	603,436	624,433	9,998	-	528,403	538,400
RGE
3rd Issue	1st Series	-	-	-	-	184	33,333	-	33,517
	2nd Series	-	-	-	-	3,383	46,667	-	50,050
	3rd Series	-	-	-	-	767	13,333	-	14,100
	4th Series	-	-	-	-	511	16,667	-	17,178
	5th Series	-	-	-	-	511	16,667	-	17,178
5th Issue	Single series	-	-	-	-	424	-	69,766	70,190
6th Issue	Single series	23,995	-	498,564	522,559	19,928	-	498,306	518,234
7th Issue	Single series	6,791	-	169,415	176,206	-	-	-	-
		30,786	-	667,979	698,765	25,708	126,667	568,072	720,447
CPFL Santa Cruz
1st Issue	Single series	416	-	64,799	65,215	292	-	64,753	65,045
CPFL Brasil
2nd Issue	Single series	1,948	-	227,471	229,419	8,092	-	1,316,259	1,324,351
CPFL Geração
3rd Issue	Single series	6,429	-	263,668	270,097	4,716	-	263,402	268,118
4th Issue	Single series	5,809	-	678,288	684,097	4,169	-	677,908	682,077
5th Issue	Single series	9,329	-	1,088,721	1,098,050	-	-	-	-
6th Issue	Single series	16,254		458,612	474,866	-	-	-	-
		37,821	-	2,489,289	2,527,110	8,885	-	941,310	950,195
CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	814	34,872	474,172	509,858	1,774	33,483	481,051	516,308
1st Issue - PCH Holding 2	Single series	32,177	-	158,193	190,370	-	-	172,968	172,968
1st Issue - Renováveis	Single series	5,065	-	427,402	432,467	3,760	-	426,921	430,681
		38,056	34,872	1,059,766	1,132,695	5,534	33,483	1,080,940	1,119,957

Total		194,311	34,872	7,562,219	7,791,402	94,825	310,149	5,790,263	6,195,239

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	-	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured
4th Issue	Single series	129.000	CDI + 0,40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
5th Issue	Single series	-	CDI +1.3%	CDI + 1.41%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (6)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	-	CDI + 1.3%	CDI + 1.41%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8%	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (6)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
3rd Issue	1st Series	-	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	-	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	-	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	-	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	-	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	500	CDI + 0.8%	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (6)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee
CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
CPFL Geração
3rd Issue	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (7)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	BVP and PCH Holding fiduciary assigment of dividends

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI	(7) 106.65% to 106.79% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI		(6) 107.85% to 108.09% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

2015	1,844,128
2016	86,573
2017	1,379,509
2018	1,897,640
2019	1,125,341
2020 to 2024	1,108,874
2025 to 2029	120,156
Total	7,562,219

Fund raising during the year

4th  issue – CPFL Energia

In the second quarter of 2013, CPFL Energia issued 129,000 of single series of unsecured, registered book-entry debentures, not convertible into shared, with a unit value of R$ 10, amounting to a total of R$ 1,290,000 (R$ 1,287,174 net of issuing costs) The debentures will mature simultaneously in May 2015. There are no restrictive clauses for this transaction.

7th issue - CPFL Paulista, CPFL Piratininga and RGE

In 2013, the subsidiaries CPFL Paulista, CPFL Piratininga and RGE issued a single series of unsecured, registered book-entry debentures, not convertible into shares and guaranteed by the Company. The objective of the issue was to extend the indebtedness and reinforce the working capital of the subsidiaries:

Subsidiary	Quantity	Unit per value R$ thousand	Total amount raised R$ thousand	Amount raised, net of issuance costs R$ thousand
CPFL Paulista	50,500	10	505,000	503,251
CPFL Piratininga	23,500	10	235,000	234,139
RGE	17,000	10	170,000	169,347
			910,000	906,737

5th issue - CPFL Geração

In order to cover the corporate restructuring mentioned in note 14.3, the 5th issue of 10,920 debentures of the subsidiary CPFL Geração was approved on March 28, 2013, with a unit value of R$ 100, and a total amount of R$ 1,092,000, respecting the same characteristics as those originally issued by the subsidiary CPFL Brasil. The issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, the issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, therefore there was no cash impact.

6th issue - CPFL Geração

In August 2013, CPFL Geração issued 46,000 of single series of registered book-entry debentures, not convertible into shares, with a unit face value of R$ 10, and total value of R$ 460,000 (R$ 458,525 net of issue costs). The funds were used for the early redemption of CPFL Geração’s 2nd issue of promissory notes. Interests will be paid half yearly.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista (6th and 7th issues), CPFL Piratininga (3rd, 6th and 7th issues), RGE (5th, 6th and 7th issues), CPFL Geração (3rd, 4th, 5th and 6th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25;

The definition of EBITDA in the subsidiaries, for purposes of determination of covenants, mainly takes into consideration inclusion of the principal regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation of subsidiaries, associates and joint ventures based on the interest held by the Company in those entities (both for EBITDA and for assets and liabilities).

CPFL Renováveis

- 1st Issue of CPFL Renováveis

•       Operating debt coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA- maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

•       EBITDA divided by Net financial expense - minimum of 1.75.

- 1st issue of indirectly controlled entity PCH Holding 2 S.A:

•       Maintaining the Debt Service Coverage ration of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Maintaining a Net Debt/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017.

Certain debentures of subsidiaries and joint ventures are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and its subsidiaries, these restrictive covenants and clauses are adequately complied with at December 31, 2013.

(18)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1 – Characteristics:

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

As a result of the Retirement Plan modification occurred in October 1997, a commitment  calculated at that time by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Paulista, which will be settled until 2027.  Such commitment is annually adjusted with at 6% p.a. interest and monetarily restatement at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at December 31, 2013 is R$ 840,602 (R$ 570,939 at December 31, 2012) which differs from the carrying amount of the post-employment benefit obligation that is recorded by the subsidiary, in accordance with IAS 19.

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

As a result of the Retirement Plan modification occurred in September 1997, a commitment calculated at that time payable by Eletropaulo Metropolitana Eletricidade de São Paulo S.A (Bandeirante´s predecessor) by the external actuaries of Fundação CESP,  was established by the subsidiary CPFL Piratininga which will be settled until 2026.  Such  commitment is annually adjusted at  6% p.a. interest and monetarily restatement at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at December 31, 2013 is R$ 217,011 (R$ 164,517 at December 31, 2012) which differs from the carrying amount of the post-employment benefit obligation that is recorded by the subsidiary, in accordance with IAS 19.

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

As a result of the Retirement Plan modification occurred in October 1997, at that point maintained by CPFL Paulista, a commitment calculated at that time by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Geração, which will be settled until 2027.  Such commitment is annually adjusted with at 6% p.a. interest and monetarily restatement at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the post-employment benefit obligation that is of the commitment at December 31, 2013 is R$ 17,310 (R$ 11,495 at December 31, 2012) which differs from the carrying amount recorded by the subsidiary in accordance with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2 – Changes in the defined benefit plans:

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of defined benefit obligation	3,599,853	919,441	82,167	245,371	4,846,832
Fair value of plan's assets	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Present value of liabilities (fair value of assets), net	364,085	44,895	(1,142)	3,046	410,884
Effect of the limit on the assets to be accounted for	-	-	1,142	-	1,142
Net actuarial liabilities recognized on balance sheet	364,085	44,895	-	3,046	412,025

	December 31, 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of defined benefit obligation	4,431,699	1,159,779	101,714	298,014	5,991,206
Fair value of plan's assets	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)
Net actuarial liabilities recognized on balance sheet	657,231	174,222	8,354	26,136	865,942

The changes in present value of the defined benefit obligations and the fair values of the plan assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of the defined benefit obligation at January 1, 2011 restated	3,088,723	784,933	67,543	207,759	4,148,958
Gross current service cost	1,043	3,781	136	1,221	6,181
Interest on actuarial obligation	304,730	77,929	6,673	20,742	410,074
Participants' contributions transferred during the year	65	1,472	13	701	2,251
Actuarial (gain)/loss	358,544	67,610	7,474	14,784	448,412
Benefits paid during the year	(247,378)	(51,634)	(5,190)	(10,750)	(314,952)
Present value of the defined benefit obligation at December 31, 2011 restated	3,505,727	884,091	76,649	234,457	4,700,924
Gross current service cost	1,186	4,349	144	1,176	6,855
Interest on actuarial obligation	350,009	88,813	7,663	23,599	470,084
Participants' contributions transferred during the year	171	1,545	35	947	2,698
Actuarial (gain)/loss	845,470	237,425	23,429	51,673	1,157,997
Benefits paid during the year	(270,864)	(56,444)	(6,206)	(13,838)	(347,352)
Present value of the defined benefit obligation at December 31, 2012 restated	4,431,699	1,159,779	101,714	298,014	5,991,206
Gross current service cost	1,485	6,099	167	359	8,110
Interest on actuarial obligation	380,340	99,150	8,740	25,727	513,957
Participants' contributions transferred during the year	60	1,582	12	927	2,581
Actuarial (gain)/loss	(912,671)	(282,757)	(21,728)	(63,034)	(1,280,190)
Benefits paid during the year	(301,060)	(64,412)	(6,738)	(16,622)	(388,832)
Present value of the defined benefit obligation at December 31, 2013	3,599,853	919,441	82,167	245,371	4,846,832

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total assets
Present value of the acturial assets at January 1, 2011 restated	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)
Expected return during the year	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Participants' contributions transferred during the year	(65)	(1,472)	(13)	(701)	(2,251)
Sponsors' contributions	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Actuarial (gain)/loss	(78,297)	8,046	(5,281)	43,184	(32,348)
Benefits paid during the year	247,378	51,634	5,190	10,750	314,952
Present value of the acturial assets at December 31, 2011 restated	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)
Expected return during the year	(324,813)	(85,126)	(8,074)	(22,185)	(440,198)
Participants' contributions transferred during the year	(171)	(1,545)	(35)	(947)	(2,698)
Sponsors' contributions	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Actuarial (gain)/loss	(435,964)	(100,798)	(10,358)	(38,653)	(585,773)
Benefits paid during the year	270,864	56,444	6,206	13,838	347,352
Present value of the acturial assets at December 31, 2012 restated	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)
Expected return during the year	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Participants' contributions transferred during the year	(60)	(1,582)	(12)	(927)	(2,581)
Sponsors' contributions	(56,266)	(18,243)	(1,208)	(8,336)	(84,053)
Actuarial (gain)/loss	631,557	156,110	13,093	46,892	847,652
Benefits paid during the year	301,060	64,412	6,738	16,622	388,832
Present value of the acturial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)

18.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liabilities at the beginning of the year	657,231	174,222	8,353	26,136	865,942
Expense recognized in income statement	44,234	15,562	481	1,388	61,665
Actuarial gain	(281,114)	(126,647)	(7,627)	(16,142)	(431,530)
Sponsors' contributions transferred during the year	(56,266)	(18,243)	(1,207)	(8,336)	(84,052)
Net actuarial liabilities at the end of the year	364,085	44,894	-	3,046	412,025
Other contributions	14,458	394	69	504	15,425
Total liabilities	378,543	45,288	69	3,550	427,450

Current					76,810
Noncurrent					350,640

	December 31, 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE
Net actuarial liabilities at the beginning of the year	269,051	44,214	-	15,658	328,923
Expense/(Income) recognized in income statement	26,382	8,036	(3,676)	2,590	33,332
Actuarial loss	409,506	136,627	13,070	13,020	572,225
Sponsors' contributions transferred during the year	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Net actuarial liabilities at the end of the year	657,231	174,222	8,353	26,136	865,942
Other contributions	14,593	387	79	1,857	16,917
Total liabilities	671,824	174,610	8,432	27,993	882,859

Current					51,675
Noncurrent					831,184

	December 31, 2011 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total do Passivo
Net actuarial liabilities / (assets) at the beginning of the year	469,623	111,574	11,452	(5,800)	586,849
Expense/(Income) recognized in income statement	8,679	2,521	581	(14,984)	(3,203)
Actuarial (gain)/loss	(160,351)	(54,916)	(10,962)	40,514	(185,715)
Sponsors' contributions transferred during the year	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Net actuarial liabilities at the end of the year	269,051	44,214	-	15,658	328,923
Other contributions	14,090	318	77	2,536	17,020
Total liabilities	283,141	44,532	77	18,194	345,944

Current					40,171
Noncurrent					305,773

As mentioned in note 2.8 and 3.8, the revision of IAS 19 eliminated the corridor approach (among other amendments), resulting in the need for recognition in full of the net actuarial liability at the date-base (actuarial report date). As a consequence of the adoption of IAS 19 (revised 2011) on January 1, 2012, the post-employment benefit liability previously recorded was reduced by R$ 105,964, against retained earnings. As described in note 3.16.f, an adjustment of R$185,715 was recorded as of January 1, 2011 in Retained Earnings.

In relation to the estimated contributions for 2014, the Company does not anticipate significant changes in comparison with 2013, unless the actuarial assessment identifies the need to amend the contribution amounts originally budgeted for the pension plans.

18.4 Recognition of income and expense for defined benefit pension plans:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2014 and the income/expense recognized in 2013, 2012 and 2011, is as follows:

	2014 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Expected return on plan assets	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Effect of the limit on the assets to be accounted for	-	-	134	-	134
Total expense	40,365	7,979	77	(256)	48,165

	2013 Recognized
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,485	6,098	167	359	8,109
Interest on actuarial obligations	380,340	99,150	8,740	25,727	513,957
Expected return on plan assets	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Effect of the limit on the assets to be accounted for	-	-	134	-	134
Total expense	44,234	15,562	481	1,388	61,665

	2012 Recognized restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,186	4,348	144	1,176	6,854
Interest on actuarial obligations	350,009	88,812	7,663	23,598	470,082
Expected return on plan assets	(324,813)	(85,124)	(8,074)	(22,184)	(440,195)
Effect of the limit on the assets to be accounted for	-	-	(3,409)	-	(3,409)
Total expense/(income)	26,382	8,036	(3,676)	2,590	33,332

	2011 Recognized restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,043	3,781	136	1,221	6,181
Interest on actuarial obligations	304,730	77,929	6,673	20,742	410,074
Expected return on plan assets	(297,094)	(78,891)	(7,003)	(22,423)	(405,411)
Effect of the limit on the assets to be accounted for	-	(298)	775	(14,524)	(14,047)
Total expense/(income)	8,679	2,521	581	(14,984)	(3,203)

The main assumptions taken into consideration in the actuarial valuations for the three years presented were as follow:

	December 31, 2013	December 31, 2012	December 31, 2011

Nominal discount rate for actuarial liabilities:	11.72% p.a.	8.78% p .a.	10.35% p.a.
Nominal Return Rate on Assets:	11.72% p.a.	8.78% p .a.	(*)
Estimated Rate of nominal salary increase:	7.10% p.a.	6.69% p .a.	6.69% p .a.
Estimated Rate of nominal benefits increase:	0.0% p .a.	0.0% p .a.	0.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	4.6% p .a.	4.6% p .a.
General biometric mortality table:	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer Disability	Mercer Disability
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11.51% p.a., CPFL Piratininga 11.72% p.a. and RGE 10.24% p.a.

18.5 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL Energia pension plans, at December 31, 2013, 2012 and January 1, 2012 managed by Fundação CESP and ELETROCEEE. It also shows the distribution of the collateral resources established as a target for 2014, in the light of the macroeconomic scenario in December 2013.

Assets managed by Fundação CESP:

	At December, 31			Target to
	2013	2012	2011	2014
Fixed rate	72%	72%	68%	70%
CPFL Energia's share	6%	6%	6%	6%
Other shares	16%	17%	21%	17%
Real state	4%	3%	3%	4%
Other	2%	2%	2%	3%
Total	100%	100%	100%	100%

Assets managed by ELETROCEEE:

	At December, 31			Target to
	2013	2012	2011	2014
Fixed rate	61%	63%	65%	61%
Other shares	24%	23%	24%	20%
Real state	14%	13%	9%	15%
Other	2%	1%	2%	4%
Total	100%	100%	100%	100%

The allocation target for 2014 was based on the recommendations for allocation of assets made at the end of 2013 by Fundação CESP and ELETROCEEE, in its Investment Policy. This target may change at any time during 2014, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

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

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

18.6 Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate, anticipated salary increase and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

The sensitivity analysis may not represent the actual change in the defined benefit liability, as it is improbable that the change would occur to isolated assumptions, as certain assumptions may be correlated.

Furthermore, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the balance sheet.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to increase (decrease) in one year for men and women:

Assumptions	Assumptions report (A)	Increase / (Decrease) (B)	Intended (A+B)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Increase / (decrease) of total defined benefit plan obligation

Defined benefit plan obligation				3,599,853	919,441	82,167	245,371	4,846,832

Nominal discount (p.a.)	11.72%	-0.25%	11.47%	82,971	25,084	1,927	6,250	116,232
		0.25%	11.97%	(79,622)	(23,839)	(1,847)	(5,982)	(111,290)

Life expectancy (years)	AT-83	-1	year	(63,175)	(12,197)	(1,430)	(3,381)	(80,183)
		1	year	61,334	11,726	1,394	3,254	77,708

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

Fundação CESP's Investment Policy imposes additional restrictions (beyond those established by law) which define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(19)  REGULATORY CHARGES

	December 31, 2013	December 31, 2012 restated
Fee for the use of water resources	1,590	570
Global Reverse Fund - RGR	15,983	24,653
ANEEL Inspection Fee	1,869	2,421
Fuel Consumption Account - CCC	-	34,432
Energy Development Account - CDE	12,937	48,700
Total	32,379	110,776

(20)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	December 31, 2013	December 31, 2012 restated
Current
ICMS (State VAT)	117,895	171,066
PIS (Tax on Revenue)	10,156	13,438
COFINS (Tax on Revenue)	45,892	75,992
IRPJ (Corporate Income Tax)	62,771	99,801
CSLL (Social Contribution Tax)	29,659	35,899
PIS (REFIS)	4,100	-
COFINS (REFIS)	18,886	-
Other	28,704	34,275
Total	318,063	430,472

Noncurrent
PIS (REFIS)	5,807	-
COFINS (REFIS)	26,748	-
Total	32,555	-

Tax Recovery Program - REFIS - Law 11,941/2009

Law 12,865/2013 was published on October 10, 2013, reopening the period for enrollment in the Tax Recovery Program - REFIS, introduced by Law 11,941/2009. The subsidiaries CPFL Paulista and CPFL Piratininga formalized with the Brazilian Federal tax authority (Receita Federal do Brasil - RFB) their enrollment in the program for reduction and financing of federal taxes in relation to tax suits - PIS and COFINS on Sector Charges - CCC/CDE - non-cumulative system (Note 21), which had an accumulated balance to date of R$ 94,288. On November 21 and December 17, 2013, the subsidiaries CPFL Paulista and CPFL Piratininga, respectively, consolidated the debts included in the financing of the total amount of R$ 57,465, obtaining a discount on interest and fines of R$ 36,823, recorded in financial income (note 29).

The financing will be amortized in 30 installments, monetarily restated at the SELIC rate.  The first installment of R$ 1,925 was paid on December 20, 2013.

(21)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	December 31, 2013		December 31, 2012 restated
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	119,707	80,516	68,205	152,762

Civil
Various	149,735	174,961	26,972	160,826

Tax
FINSOCIAL	25,682	73,633	18,968	54,074
Income Tax	128,332	779,899	90,187	704,742
Interest on shareholders’ equity - PIS and COFINS	-	-	12,517	12,517
PIS and COFINS - non-cumulative method	-	-	94,677	-
Other	20,555	33,785	10,505	22,010
	174,568	887,318	226,855	793,343

Various	23,985	384	27,062	18,408

Total	467,996	1,143,179	349,094	1,125,339

The changes in the provisions for tax, civil and labor risks are shown below:

	December 31, 2012 restated	Addition	Reversal	Payment	Monetary adjustment	Reclassification (REFIS)	December 31, 2013
Labor	68,205	158,324	(38,171)	(74,073)	5,422	-	119,707
Civil	26,972	224,073	(28,526)	(93,739)	20,955	-	149,735
Tax	226,855	8,840	(7,753)	(13,181)	17,272	(57,465)	174,568
Various	27,062	-	-	(3,077)	-	-	23,985
	349,094	391,237	(74,450)	(184,070)	43,649	(57,465)	467,996

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

Income Tax -   The provision of R$ 108,782 (R$ 70,888 at December 31, 2012) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

PIS and COFINS - JCP -   in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefits granted in Law n° 11,941/09 (REFIS IV), that is, an amnesty on the fine and legal charges and a reduction in interest. Due to the finalization of the legal procedures, in 2013, the Company wrote-off the related escrow deposits and the provisions.

PIS and COFINS – Non-cumulative method -   refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges.  The Company enrolled in REFIS in 2013, and the amount of R$ 57,465 was reclassified to the group taxes, rates and contributions (note 20).

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)    Possible losses: the Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2013, were as follows: (i) R$ 244,277 labor (R$ 329,590 at December 31, 2012) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 413,850 civil (R$ 577,080 at December 31, 2012) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 2,704,881 tax (R$ 1,493,646 at December 31, 2012), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP amounting R$ 952,913, for which CPFL Paulista has an escrow deposit of R$ 648,861 and (iv) R$ 27,628 regulatory at December 31, 2013 (R$ 12,088 at December 31, 2012).

The possible regulatory loss refers mainly to collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 15,540, which includes (i) R$ 14,817 for the indirect subsidiaries CPFL Renováveis (R$ 11,631) and Ceran (R$ 3,186), and (ii) R$ 723 for the indirect subsidiary Paulista Lajeado.

The subsidiary CPFL Piratininga was party to a suit contesting the ICMS calculation methodology for the energy supply to the city of Santos (stated of São Paulo). A loss in this cases was considered possible by the Company’s external legal advisers, however, in view of the recent unfavorable decisions taken  by the appeals court of the state of São Paulo, together with the opportunity to take advantage of a reduction in fines and interest, the subsidiary decided to enroll in the Special ICMS Financing Program - PEP and recognized an expense of R$ 73,338.

The subsidiaries CPFL Paulista and CPFL Piratininga were involved in lawsuits in relation to ICMS credits on fuel and lubricant purchases. A loss in these cases was considered possible by the Company’s external legal advisers, however, in view of the recent unfavorable decisions taken by the appeals court of the state of São Paulo, together with the opportunity to take advantage of a reduction in fines and interest, the subsidiaries decided to enroll in the special ICMS Financing Program - PEP and recognized an expense of R$ 32,090.

The subsidiary CPFL Jaguari signed a legal agreement  to  settle a legal claim that the bankruptcy state of Banco Santos S/A had against the subsidiary.  The agreement was submitted to the competent judge and is in the process of legal ratification, and recognized an expense of R$ 19,048.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent recent forecast.

Escrow deposits: income tax: of the total amount of R$ 660,414, R$ 648,861 (R$ 617,051 at December 31, 2012) refers to the dispute concerning the deductibility for federal tax purposes of expense recognized in 1997 in respect of the commitment assumed to Fundação CESP in relation to the pension plan for employees of the subsidiary CPFL Paulista, as this was renegotiated and renewed in that year. After consulting the Brazilian Federal Revenue authorities, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998 and took the tax deductibility of the expense, generating a tax loss for that year. As a result of this procedure, the subsidiary was assessed by the tax inspectors and made escrow deposits. The dispute gave rise to further assessments and the subsidiary offered bank guarantees as security. Based on the updated position of the legal counsel in charge of the case, Management classifies the risk of loss as possible.

(22)  PUBLIC UTILITIES

Subsidiary	December 31, 2013	December 31, 2012 restated	Number of remaining installments
CERAN	83,176	79,813	267

Current	3,738	3,443
Noncurrent	79,438	76,371

(23)  OTHER ACCOUNTS PAYABLE

	Current		Noncurrent
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Consumers and Concessionaires	43,804	59,917	-	-
Energy Efficiency Program - PEE	218,419	168,520	11,537	11,772
Research & Development - P&D	164,180	134,463	4,842	24,790
National Scientific and Technological Development Fund - FNDCT	1,966	4,487	-	-
Energy Research Company - EPE	982	2,242	-	-
Fund of reversal	-	-	17,750	17,750
Advances	34,879	28,073	-	20
Provision for socio-environmental costs and decommissioning of assets	-	-	34,471	46,215
Payroll	17,639	12,361	-	-
Profit sharing	36,601	49,396	4,171	7,846
Collections agreement	73,240	76,371	-	-
Guarantees	-	-	29,133	25,014
Advance CDE	9,246	-	-	-
Account payable - bussiness combination	10,477	11,369	-	-
Other	52,095	76,067	1,981	2,381
Total	663,529	623,267	103,886	135,788

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs:  The subsidiaries recognize liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Provision for socio-environmental costs and decommissioning of assets: In noncurrent the amount of R$ 34,471 refers to reserve recorded by CPFL Renováveis in relation to socio-environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are reserved for against fixed assets and will be depreciated over the remaining useful life of the asset.

Profit sharing: Mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance;

(ii)  Long-Term Incentive Program: In July 2012, the Company’s Board of Directors approved the Long-Term Incentive Program for Executives, consisting of a plan to grant Phantom Stock Options and awards in funds, in accordance with the appreciation of the Company’s shares in relation to an amount calculated.

The Plan does not cater for share distribution to the executives and only uses them for purposes of monitoring the targets laid down in the Company's Long-Term Strategic Plan, also approved by the Board of Directors.

The plan will run from 2012 to 2018 and certain Company executives who are exercising their duties on the grant date will be eligible.  The grant is annual and the vesting period for conversion into premiums will be from the second, third or fourth year after the grant date, with an option for 1/3 of the shares per year. Any failure to meet expectations in a conversion may be accumulated in subsequent vestings, up to the limit of the respective grant.

The Program provides for partial realization, if a minimum of 80% of the estimates of the Strategic Plan is reached, involving reduction of the award to the percentage reached, as well as the possibility of exceeding them, with a ceiling of 150% in accordance with the same criteria.

Accounts payable - business combinations: Relates to the amount payable by CPFL Renováveis for business acquisitions.

(24)  SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of December 31, 2013 and 2012 are shown below:

	Number of shares
	December 31, 2013		December 31, 2012
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05	9,897,860	1.03
VBC Energia S.A.	-	-	9,897,860	1.03
Camargo Correa S.A.	837,860	0.09	12,642,390	1.31
ESC Energia S.A.	234,092,930	24.33	224,195,070	23.30
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	115,118,250	11.96
BNDES Participações S.A.	64,842,768	6.74	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of Executive Board	102,350	0.01	47,610	0.00
Other shareholders	179,669,800	18.67	164,001,548	17.04
Total	962,274,260	100.00	962,274,260	100.00

In a Relevant Fact dated 24 January, 2013, the Company was informed by its shareholders Bonaire Participações S.A. (“Bonaire”) and Energia São Paulo FIA the exercise of the call option to purchase all the additional shares, corresponding to 4% of the shares linked to the Company Shareholders' Agreement held by VBC Energia S.A. (“VBC”) and/or its successors, and by 521 Participações S.A (“521”), succeeded by BB Carteira Livre I (“BB CL I”), in accordance with the Purchase Option Instrument signed on July 17, 2002 by the Company´s shareholders, VBC, 521 and Bonaire.

The shareholders VBC and their successors Camargo Corrêa S/A (“CCSA”) and ESC Energia S/A (“ESC”), and Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), successor and sole quotaholder of BB CL I, accepted the exercise of the Purchase Option and sold shares linked to the Company Shareholders’ Agreement. Consequently, CCSA disposed of 11,804,530 shares to Energia SP FIA and PREVI disposed of 9,897,860 shares to Energia SP FIA.

In a Relevant Fact dated March 28, 2013, the Company disclosed that this transaction had been concluded and ownership of the shares linked to the Company Shareholders’ Agreement and total shared held by the Company’s controlling shareholders are as follows.

	Number of shares - linked		Number of shares
	Before disposal	After disposal	Before disposal	After disposal
VBC Energia S.A.	9,897,860	-	9,897,860	-
ESC Energia S.A.	224,188,344	234,086,204	224,195,070	234,092,930
Camargo Corrêa S.A.	11,804,530	-	12,642,390	837,860
BB Carteira Livre I FIA	196,276,558	196,276,558	288,569,602	288,569,602
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	-	9,897,860	-
Energia São Paulo FIA	90,484,600	112,186,990	115,118,250	136,820,640
Bonaire Participações S.A.	10,000	10,000	6,308,790	6,308,790
Total of controlling shareholders	542,559,752	542,559,752	666,629,822	666,629,822

As such transaction was performed among the Company´s shareholders; there is no impact on the Company´s financial statements.

24.1 - Capital reserves:

Refers basically to:

a)     R$ 228,322 related to the entry resulting from the CPFL Renováveis business combination;

b)    effect of the public offering of shares in the subsidiary CPFL Renováveis, as mentioned in note 14.5, amounting to R$ 59,308, as a result of the decrease in the subsidiary CPFL Geração's interest in CPFL Renováveis. In accordance with IFRS 10, this effect was recognized as transactions between shareholders and recorded directly in Shareholder’s Equity.

24.2 – Profit reserves:

Is comprised of:

(a)   Legal reserve, amounting to R$ 603,352.

(b)   Statutory reserve – financial asset of concession: The distribution subsidiaries record an adjustment regarding to the change in the expected cash flows from the financial asset of concession in profit or loss. Since the Company will only receive the cash related to such gain or loss at the end of the concession through the indemnification of the concession, these amounts have been retained as of December 31, 2012 as “earnings retained for investment”, within the shareholders’ equity. In accordance with the changes to the CPFL Energia’s by laws, approved in the general meeting held on June 28, 2013, a statutory reserve named “Financial Asset of Concession” was created, based on article 194 of Law 6404/1976. This reserve was created with the purpose of aligning the cash flows to be received from the Grantor as the indemnification at the end of the concession terms to the accumulated result from the changes in the expected cash flows from the financial asset of the concession.

Accordingly, the balance of the earnings retained for investments at December 31, 2012 was reclassified to the statutory reserve - financial asset of concession. The loss recorded for the year resulting from the changes in the expected cash flows from the concession, net of taxes effects, was also reclassified within equity from statutory reserve – financial asset of concession to retained earnings. The balance of this reserve as of December 31, 2013 amounts to R$ 265,037.

(c)   Earnings retained for investment: As of December 31, 2013, the balance of earning retained for investments amounts to R$108,987.

24.3 – Other comprehensive income:

The accumulated comprehensive income is comprised of:

(a)   Deemed cost: Relates to recognition of the deemed cost of the generators' property, plant and equipment, in the amount of R$ 509,665;

(b)   Post-employment benefit obligation: As mentioned in notes 2.8, 3.8 and 18, the amount of R$ 111,999 refers to the effects of (i) revision of IAS 19, which eliminated the corridor method and gave rise to the need to record the net actuarial liability in full at the base date of the actuarial report, and (ii) the actuarial calculations updated to December 31, 2013.

24.4 – Dividends:

The Annual and Extraordinary General Meeting held on April 19, 2013 approved the allocation of net income for the year of 2012 by declared dividends of R$ 1,096,145, of which R$ 640,239 relate to the interim dividend declared in June 2012, plus an additional dividend of R$ 455,906.

In accordance with the by-laws and based on the income for the first half-year of 2013, the Board of Directors on August 14, 2013, approved the declaration of an interim dividend of R$ 363,049, attributing the amount of R$ 0.377282126 to each share paid on October 1, 2013.

The Company paid R$ 815,514 in 2013 in respect of the dividends declared at December 31, 2012 and June 30, 2013.

24.5 - Allocation of Net Income for the Year:

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Management is proposing distribution of the balance of the net income, by declaration of R$ 567,802 in the form of dividends, corresponding to R$ 0,590062200 per share, as shown below:

Net income - Parent company	937,419
Realization of prior years profit or loss	56,293
Realization of other comprehensive income	25,962
Prescribed Dividend	5,172
Constitution/Realization of Statutory reserve	61,863
Net Income Base for Allocation	1,086,708
Constitution of Legal Reserve	(46,871)
Constitution of Earnings retained for investment	(108,987)
Interim Dividend	(363,049)
Additional proposed dividend	567,802

24.6 – Interest of non-controlling shareholders:

Disclosure of interests in subsidiaries, as per IFRS 12, is as follows:

24.6.1 – Changes in the interest of non-controlling shareholders:

	CERAN	CPFL Renováveis		Paulista Lajeado	TOTAL
At January 1, 2011	179,523	-		76,425	255,948
Equity Interests and voting capital	35.00%	37.00%		40.07%

Net income attributable to non-controlling shareholders	16,840	26,860		8,281	51,981
Corporate reorganization	-	1,184,531		-	1,184,531
Other	-	5,132		(5,146)	(14)
Dividends	(5,141)	-		(1,953)	(7,094)
At December 31, 2011	191,222	1,216,523		77,607	1,485,352
Equity Interests and voting capital	35.00%	37.00%		40.07%

Net income attributable to non-controlling shareholders	19,744	3,037		8,029	30,810
Corporate reorganization	-	5,086		-	5,086
Other	-	3,309		(80)	3,229
Dividends	(5,875)	-		(8,201)	(14,076)
At December 31, 2012	205,091	1,227,955		77,355	1,510,401
Equity Interests and voting capital	35.00%	37.00%		40.07%

Net income attributable to non-controlling shareholders	24,380	(19,851)		7,088	11,617
IPO of CPFL Renováveis	-	269,192		-	269,192
Other	-	3,566		(69)	3,497
Dividends	(13,140)	-		(6,750)	(19,890)
At December 31, 2013	216,331	1,480,864		77,624	1,774,819
Equity Interests and voting capital	35.00%	41.16%	*	40.07%
* As mentioned in note 14.5, non-controlling shareholders held interests of 37% up to June 2013.

In 2013, as a result of the Initial Public Offering of CPFL Renováveis’s shares, there was a change in the interest CPFL Energia held in CPFL Renováveis. Such change did not result in loss of control, generating an effect of R$ 269,192 in the equity of the subsidiary's non-controlling shareholders.

24.6.2 – Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders

The summarized financial information at December 31, 2013 and 2012 and for the years ended in 2013, 2012 and 2011 of subsidiaries in which non-controlling interests are as follows:

December 31, 2013	CERAN	CPFL Renováveis		Paulista Lajeado
Current assets	110,430	1,040,470		26,529
Cash and cash equivalents	73,686	731,055		14,657
Noncurrent assets	1,090,695	8,454,767		116,739

Current liabilities	96,831	1,082,806		24,241
Financial liabilities	64,921	986,721		1,577
Noncurrent liabilities	486,207	4,834,189		-
Financial liabilities	486,207	3,842,990		-
Shareholders' equity	618,087	3,578,242		119,027
Controlling shareholders´ interest	401,757	2,097,377		41,403
Non-controlling shareholders´ interest	216,331	1,480,864		77,624

Net operating revenue	270,511	1,018,612		65,641
Depreciation and amortization	(47,050)	(348,355)		(6)
Financial income	5,928	46,793		615
Financial expense	(44,957)	(305,051)		-
Social contribution and income tax	(34,884)	(10,607)		(8,044)
Net income	69,657	(55,017)		17,693
Net income attributable to controlling shareholders	45,277	(35,146)		10,603
Net income attributable to non-controlling shareholders	24,380	(19,871)		7,089
Equity Interests and voting capital	35.00%	41.16%	*	40.07%
* In accordance with note 14.5, the net equity to noncontrolling shareholders until June, 2013 was 37%.

December 31, 2012	CERAN	CPFL Renováveis		Paulista Lajeado
Current assets	83,784	888,206		17,868
Cash and cash equivalents	52,940	640,085		7,063
Noncurrent assets	1,133,839	7,918,457		117,092

Current liabilities	99,107	937,303		16,017
Financial liabilities	69,128	834,156		1,946
Noncurrent liabilities	532,542	4,568,243		525
Financial liabilities	532,542	3,566,025		-
Shareholders' equity	585,974	3,301,117		118,418
Controlling shareholders´ interest	380,883	2,073,162		41,063
Non-controlling shareholders´ interest	205,091	1,227,955		77,355

Net operating revenue	250,595	806,420		47,829
Depreciation and amortization	(49,606)	(288,764)		(6)
Financial income	5,147	40,991		693
Financial expense	(53,141)	(265,226)		-
Social contribution and income tax	(29,201)	(9,256)		(3,447)
Net income	56,411	8,261		20,039
Net income attributable to controlling shareholders	36,667	5,223		12,009
Net income attributable to non-controlling shareholders	19,744	3,038		8,029
Equity Interests and voting capital	35.00%	37.00%		40.07%

December 31, 2011	CERAN	CPFL Renováveis		Paulista Lajeado
Net operating revenue	231,859	162,234		42,207
Depreciation and amortization	(49,338)	(36,815)		(6)
Financial income	6,565	51,564		814
Financial expense	(61,646)	(24,732)		-
Social contribution and income tax	(24,962)	2,008		(2,540)
Net income	48,113	65,543		20,667
Net income attributable to controlling shareholders	31,274	38,683		12,386
Net income attributable to non-controlling shareholders	16,840	26,860		8,281
Equity Interests and voting capital	35.00%	37.00%	*	40.07%
* The net equity to non-controlling shareholders until November, 2011 was 45.5%.

(25)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the years ended December 31, 2013, 2012 and 2011 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the years. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	December 31, 2013	December 31, 2012 restated	December 31, 2011 restated
Numerator
Net income attributable to controlling shareholders	937,419	1,176,252	1,492,541
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260
Net income per share - basic	0.97	1.22	1.55

Numerator
Net income attributable to controlling shareholders	937,419	1,176,252	1,492,541
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(25,016)	(17,537)	-
Net income attributable to the Controlling Shareholders	912,403	1,158,715	1,492,541

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260
Net income per share - diluted	0.95	1.20	1.55
(*) Proportional to the Company´s percentage interest in each period in the subsidiary

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiaries at the beginning of each year.

(26)  OPERATING REVENUE

	Number of Consumers (*)			GWh			R$ thousand
Revenue from eletric energy operations	2013	2012	2011	2013	2012 restated	2011 restated (*)	2013	2012 restated	2011 restated
Consumer class
Residential	6,523,553	6,312,737	6,086,847	15,426	14,567	13,626	5,710,050	6,631,596	5,978,836
Industrial	58,565	59,057	59,485	14,691	14,536	14,718	3,605,079	4,086,080	4,128,340
Commercial	491,057	494,556	500,131	8,837	8,714	8,140	2,956,069	3,389,159	3,086,196
Rural	245,687	243,283	242,554	2,081	2,093	1,991	415,075	492,633	452,467
Public administration	49,443	48,467	46,771	1,234	1,220	1,154	407,094	451,241	420,474
Public lighting	9,596	9,166	8,616	1,586	1,525	1,495	284,346	345,058	328,882
Public services	7,961	7,729	7,413	1,820	1,864	1,823	486,609	543,216	511,560
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	-	-	(59,731)	(24,643)	-
Billed	7,385,862	7,174,995	6,951,817	45,674	44,519	42,946	13,804,591	15,914,341	14,906,755
Own comsuption				34	33	33	-	-	-
Unbilled (Net)				-	-	-	73,536	136,905	(40,671)
Emergency charges - ECE/EAEE				-	-	-	(254)	1	18
Reclassification to network usage charge - TUSD - captive consumers				-	-	-	(5,287,096)	(7,558,153)	(7,213,990)
Electricity sales to final consumers				45,709	44,552	42,979	8,590,776	8,493,094	7,652,112

Furnas Centrais Elétricas S.A.				3,026	3,034	3,026	441,961	411,798	386,776
Other concessionaires and licensees				10,918	9,333	6,964	1,874,482	1,478,832	753,141
Current electric energy				1,031	2,062	2,281	205,976	197,758	65,697
Electricity sales to wholesaler´s				14,975	14,429	12,271	2,522,419	2,088,388	1,205,613

Reclassification to network usage charge - TUSD - captive consumers							5,287,096	7,558,153	7,213,990
Reclassification to network usage charge - TUSD - free consumers							965,737	1,412,275	1,337,400
(-) Adjustment of revenue surplus and excess responsive							(14,587)	(7,489)	-
Revenue from construction of concession infrastructure							1,004,399	1,351,550	1,129,826
Resources provided by the energy development account - CDE							627,832	52,093	-
Other revenue and income							355,694	300,715	236,110
Other operating revenues							8,226,172	10,667,297	9,917,326
Total gross revenues							19,339,367	21,248,779	18,775,051
Deductions from operating revenues
ICMS							(2,777,486)	(3,178,771)	(2,967,625)
PIS							(271,301)	(297,476)	(283,870)
COFINS							(1,247,439)	(1,367,898)	(1,307,795)
ISS							(5,545)	(4,926)	(5,031)
Global reversal reserve - RGR							(3,791)	(101,136)	(72,027)
Fuel consumption account - CCC							(34,432)	(597,925)	(737,017)
Energy development account - CDE							(155,249)	(584,399)	(524,844)
Research and development and energy efficiency programs							(111,243)	(147,390)	(137,206)
PROINFA							(99,244)	(77,886)	(65,125)
Emergency charges - ECE/EAEE							253	(1)	(19)
IPI							(34)	(94)	(24)
							(4,705,511)	(6,357,904)	(6,100,583)

Net revenue							14,633,856	14,890,875	12,674,467
(*) Unaudited information

In accordance with ANEEL’s Order nº 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, with the title “Revenue due to Network Usage Charge - TUSD captive consumers”.

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that revenue received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4,991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the distributors subsidiaries adjusted revenue of excess and surplus revenue of reactive, reducing the accounts of “Electricity sales to final consumers” and “Revenue due to Network Usage Charge - TUSD free consumers” against the item reducing of intangible assets (“Special Obligations”). The amount recorded was determined from the date of the subsidiaries' tariff review to December 31, 2013.

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

December 31, 2013, these amounts are still recorded under Special Obligations, according to IAS 37, net disclosed in intangible assets of concession.

26.1 Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”)

		2013		2012		2011
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	5.48%	6.18%	3.71%	2.89%	7.38%	7.23%
CPFL Piratininga	October	7.42%	6.91%	8,79% (b)	5,5% (b)	(d)	(d)
RGE	June	-10.32%	-10.64%	11.51%	3.38%	17.21%	6.74%
CPFL Santa Cruz	February	(c)	(c)	(c)	(c)	23.61%	15.38%
CPFL Leste Paulista	February	(c)	(c)	(c)	(c)	7.76%	16.44%
CPFL Jaguari	February	(c)	(c)	(c)	(c)	5.47%	6.62%
CPFL Sul Paulista	February	(c)	(c)	(c)	(c)	8.02%	7.11%
CPFL Mococa	February	(c)	(c)	(c)	(c)	9.50%	9.77%

(a)   Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (unaudited).

(b)   On October 2, 2012 ANEEL approved the RTP de 2011 for the subsidiary CPFL Piratininga, with total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a calculation basis for the 2012 Annual Tariff Readjustment. On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiary.  Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components. The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs in force. The new tariffs are effective from October 23, 2012 to October 22, 2013.

On October 22, 2013 ANEEL published Resolution 1,638, fixing the adjustments in the subsidiary’s tariffs from October 23, 2013.  The tariffs increased by 7.42%, on average, of which 9.69% relates to the annual economic adjustment and -2.27% to the pertinent financial components. The average effect perceived by captive consumers is a 6.91% tariff increase.

 (c)  On January 31, 2012, ANEEL extended the effective term of the supply tariffs and TUSD of these subsidiaries, until the final processing of the tariff review. The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs. Based on the tariffs of the 2012 RTP, ANEEL ratified the Extraordinary Tariff Review (“RTE”), effective from January 24, 2013 to February 2, 2013. The tariffs ratified in the 2013 RTA, which incorporated the effects of the extension of the RTP, came into effect from February 3, 2013.

(d)   On July 12, 2012, ANEEL opened the Public Hearing nº 54/2012 to obtain information for the 2011 Periodic Tariff Review - RTP of the subsidiary CPFL Piratininga and proposed a total tariff repositioning of  -5.04%, of which -3.40% relates to the economic repositioning and -1.64% to the financial components. After analysis agents’ comments, ANEEL formulated the final proposal, approved at the Board of Directors’ Meeting on October 2, 2012, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment.

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

The RTP and RTA percentages for these subsidiaries are as follows:

	RTA 2013		RTP 2012
	With financial components	Effect perceived by consumers compared to RTA/11 (*)	With financial components	Effect perceived by consumers compared to RTE/13 (*)
CPFL Santa Cruz	9.32%	-0.94%	8.10%	-4.66%
CPFL Leste Paulista	6.48%	3.36%	0.08%	-1.25%
CPFL Jaguari	2.71%	2.68%	-7.10%	-7.33%
CPFL Sul Paulista	2.27%	2.21%	-3.72%	-5.02%
CPFL Mococa	7.00%	5.10%	9.00%	6.34%
(*) Unaudited information

As mentioned in note 38.1, on February 3, 2014, ANEEL fixed the tariff adjustment of these subsidiaries as from that date.

The subsidiaries filed a Request for Reconsideration in relation to the RTP, which was judged in January 2014 (note 38.7).

26.2 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12,783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL  ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributors	Resolution n°	Effect perceived by consumers (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%
(*) Unaudited information

26.3 – Resources provided by the Energy Development Account -  CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12,783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 627,832  was recorded in 2013, R$ 69,231 for the low income subsidy and R$ 558,600 for other tariff discounts, set against accounts receivable – Resources provided by the Energy Development Account - CDE (note 11) and accounts payable – CDE (note 23).

(27)  COST OF ELECTRIC ENERGY

	GWh			R$ thousand
Electricity Purchased for Resale	2013	2012 restated	2011 restated (*)	2013	2012 restated	2011 restated
Itaipu Binacional	10,719	10,781	10,855	1,298,210	1,131,744	973,487
Current electric energy	2,974	2,662	4,878	726,936	244,921	141,497
PROINFA	1,019	1,070	1,032	233,152	215,400	169,144
Energy purchased of bilateral contracts and through action in the regulated market	42,980	48,085	38,301	6,786,524	5,814,982	4,670,702
Resources provided by the energy development account - CDE	-	-	-	(827,578)	-
Credit of PIS and COFINS	-	-	-	(748,526)	(677,043)	(545,161)
Subtotal	57,692	62,597	55,065	7,468,718	6,730,004	5,409,669

Electricity Network Usage Charge
Basic network charges				559,631	1,127,319	979,613
Transmission from Itaipu				34,716	96,454	90,140
Connection charges				44,470	79,855	71,369
Charges of use of the distribution system				29,542	34,322	24,090
System service charges - ESS				554,865	252,708	187,056
Reserve energy charges				33,194	85,148	34,547
Resources provided by the energy development account - CDE				(458,792)	-	-
Credit of PIS and COFINS				(69,655)	(152,815)	(128,523)
Subtotal				727,969	1,522,991	1,258,292

Total				8,196,687	8,252,995	6,667,961
(*) Unaudited information

27.1 Resources provided by the CDE - Decree 7,945/2013

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012 and 2013.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7,945, which provided for certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge.

In relation to contracting of energy, Decree 7,945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

i.    exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

ii. exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

iii. the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

iv. the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

In relation to items (i), (ii) and (iii), in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company recorded the amount of R$ 726,234 in 2013.

In relation to item (iv):

•         in the tariff review for the subsidiaries CPFL Paulista and RGE, in Order 1,144, of April 18, 2013, and Authorization Resolution 1,535, of June 18, 2013, respectively, ANEEL granted (i) in the case of the subsidiary CPFL Paulista, full coverage of the positive balances of the CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013, totaling R$ 371,460 and (ii) in the case of the subsidiary RGE, partial coverage of the CVA balances calculated on energy purchased and the ESS charge, amounting to R$ 10,706. Both amounts were credited to the cost of electric energy under Resources provided by the CDE – decree 7,945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account (note 11).

•         partial coverage of the positive CVA balances calculated on energy purchased (reversal of an expense of R$ 167,901) and of the System Service Charge (“ESS”) charge (expense of R$ 122) for the period October 2012 to October 2013 was approved for the subsidiary CPFL Piratininga in the tariff adjustment process, through Ratification Resolution 1638 of October 23, 2013, amounting to a total of R$ 167,779. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account (note 11);

•         in the tariff review for the subsidiary CPFL Santa Cruz, approved by Ratification Resolution 1682, of January 30, 2014, ANEEL granted full coverage of the positive CVA balances calculated on energy purchased (reversal of an expense of R$ 15,514) and of the ESS charge (expense of R$ 5,323) for the period February 2013 to January 2014, amounting to a total of R$ 10,192. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account (note 11);

The resources provided by the CDE recognized in 2013 are shown in the following table, per distributor controlled by the Company:

	2013
	Electricity purchased for resale			Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review
CPFL Paulista	161,087	10,868	327,252	217,464	44,207	760,878
CPFL Piratininga	76,735	395	167,901	88,166	(122)	333,076
CPFL Santa Cruz	8,689	(28)	15,514	16,082	(5,323)	34,934
CPFL Leste Paulista	1,092	(6)	-	6,487	-	7,573
CPFL Sul Palista	-	(11)	-	3,621	-	3,610
CPFL Jaguari	2,537	98	-	4,631	-	7,267
CPFL Mococa	-	(6)	-	2,717	-	2,711
RGE	53,593	(287)	2,153	72,310	8,553	136,322
Total	303,734	11,023	512,821	411,477	47,316	1,286,370

(28)  OPERATING COSTS AND EXPENSES

							Operating expenses
	Operating costs			Services rendered to third parties			Sales			General			Other			Total
	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated
Personnel	425,349	415,862	407,645	-	30	(2)	106,111	104,343	99,988	192,142	177,023	187,738	-	-	-	723,602	697,258	695,369
Post-employment benefit	61,665	33,332	(3,203)	-	-	-	-	-	-	-	-	-	-	-	-	61,665	33,332	(3,203)
Materials	92,562	89,526	57,432	2,661	1,757	4,741	4,117	2,965	4,799	6,806	9,120	22,515	-	-	-	106,145	103,368	89,485
Outside services	178,809	174,326	159,678	2,464	2,356	4,069	100,301	107,603	107,748	205,450	256,949	246,719	-	-	-	487,024	541,233	518,215
Depreciation and Amortization	664,601	619,568	416,345	-	-	-	33,689	33,046	34,139	59,964	41,598	46,606	-	-	-	758,253	694,213	497,090
Costs related to infrastructure construction	-	-	-	1,004,399	1,351,550	1,129,826	-	-	-	-	-	-	-	-	-	1,004,399	1,351,550	1,129,826
Other	44,531	45,093	32,225	(6)	(18)	(7)	132,379	220,188	117,516	464,253	239,673	91,484	285,148	376,898	213,495	926,304	881,834	454,713
Collection charges	-	-	-	-	-	-	52,372	49,053	39,499	-	-	-	-	-	-	52,372	49,053	39,499
Allowance for doubtful accounts	-	-	-	-	-	-	70,324	163,811	70,669	-	-	-	-	-	-	70,324	163,811	70,669
Leases and rentals	26,181	28,484	15,678	-	-	-	11	88	147	12,390	9,210	9,252	-	-	-	38,582	37,782	25,078
Publicity and advertising	871	106	13	-	-	-	212	26	26	13,179	22,604	10,926	-	-	-	14,262	22,736	10,965
Legal, judicial and indemnities	-	-	1	-	-	-	-	-	-	429,883	187,420	49,526	-	-	-	429,883	187,420	49,526
Donations, contributions and subsidies	-	-	-	-	-	-	8,003	5,815	5,654	3,935	2,337	3,874	-	-	-	11,938	8,151	9,529
Inspection fee	-	-	-	-	-	-	-	-	-	-	-	-	27,422	30,136	27,024	27,422	30,136	27,024
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	6,276	-	-	-	-	-	-	-	-	-	-	(39,253)	48,051	2,232	(39,253)	54,328	2,232
Intangible of concession amortization	-	-		-	-		-	-		-	-		296,977	284,713	184,224	296,977	284,713	184,224
Financial compensation for water resources utilization	10,515	4,235	7,324	-		-	-		-	-		-	-		-	10,515	4,235	7,324
Other	6,963	5,991	9,209	(6)	(18)	(7)	1,457	1,394	1,521	4,866	18,104	17,906	2	13,997	16	13,282	39,468	28,645
Total	1,467,516	1,377,706	1,070,123	1,009,518	1,355,675	1,138,626	376,597	468,146	364,191	928,614	724,364	595,062	285,148	376,898	213,495	4,067,393	4,302,788	3,381,497

(29)  FINANCIAL INCOME AND EXPENSES

	2013	2012 restated	2011 restated
Financial Income
Income from financial investments	316,617	200,860	341,946
Arrears of interest and fines	143,429	167,346	159,437
Restatement of tax credits	8,425	9,932	8,587
Restatement of escrow deposits	118,406	50,605	60,463
Monetary and exchange adjustment	43,615	49,437	68,241
Adjustment to expected cash flow (note 10)	-	159,195	63,212
Discount on purchase of ICMS credit	21,446	18,917	14,588
PIS and COFINS on insterest on shareholders' equity	(15,368)	(19,218)	(18,926)
Other	62,637	69,889	55,216
Total	699,208	706,963	752,764

Financial Expense
Debt charges	(1,291,762)	(1,072,622)	(928,095)
Monetary and exchange variations	(182,022)	(120,342)	(152,296)
Adjustment to expected cash flow (note 10)	(66,851)	-	-
(-) Capitalized borrowing costs	57,184	48,172	39,143
Public utilities	(11,690)	(11,128)	(10,853)
Other	(175,511)	(128,816)	(103,940)
Total	(1,670,651)	(1,284,736)	(1,156,040)

Net financial expense	(971,443)	(577,773)	(403,276)

Interest was capitalized at an average rate of 8.24% p.a. in 2013 (7.85% p.a. in 2012 and 9.95% p.a. in 2011) on qualifying assets, in accordance with IAS 23.

In the monetary and exchange variations caption it is included the effects of gains of R$ 211,282 (R$ 182,892 in 2012 and R$ 255,942 in 2011) on derivative instruments (note 34).

(30)  SEGMENT INFORMATION

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

Since August 1, 2011, as a result of the association with ERSA and acquisition of the shares of Jantus, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional sources) (***)	Generation (Renewable sources) (***)	Commercialization	Services	Other (*)	Elimination	Total
2013
Net revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	-	14,633,856
(-) Intersegment revenues	15,354	323,658	281,913	264,891	116,184	-	(1,002,001)	-
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	-	2,369,775
Financial income	504,463	40,005	55,083	27,665	13,876	58,115	-	699,208
Financial expense	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	-	(1,670,651)
Income before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	-	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	-	(570,164)
Net Income	725,549	311,937	(55,017)	35,724	15,970	(85,127)	-	949,036
Total Assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital Expenditures and other intangible assets	844,804	9,744	827,704	3,593	48,646	345	-	1,734,836
Depreciation and Amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	-	(1,055,231)

2012 restated
Net revenue	12,391,730	558,547	608,223	1,284,069	46,855	1,452	-	14,890,875
(-) Intersegment revenues	22,138	269,688	210,260	602,332	124,968	-	(1,229,386)	-
Income from electric energy service	1,369,809	496,885	215,139	255,193	26,276	(28,210)	-	2,335,091
Financial income	558,130	32,809	56,461	39,389	4,777	15,397	-	706,963
Financial expense	(632,278)	(228,949)	(254,333)	(140,506)	8,475	(37,143)	-	(1,284,736)
Income before taxes	1,295,661	421,423	17,268	154,076	39,528	(49,957)	-	1,877,998
Income tax and social contribution	(469,081)	(72,756)	(9,256)	(52,000)	(12,856)	(54,987)	-	(670,937)
Net Income	826,580	348,667	8,011	102,075	26,672	(104,944)	-	1,207,062
Total Assets (**)	14,729,776	4,376,137	8,786,521	466,645	186,303	378,897	-	28,924,279
Capital Expenditures and other intangible assets	1,402,994	12,804	1,021,970	2,870	18,865	508	-	2,460,011
Depreciation and Amortization	(544,192)	(138,417)	(289,372)	(3,177)	(3,693)	(74)	-	(978,926)

2011 restated
Net revenue	11,048,924	510,192	96,378	956,365	61,417	1,191	-	12,674,467
(-) Intersegment revenues	16,831	334,847	75,513	613,690	74,436	-	(1,115,317)	-
Income from electric energy service	1,845,507	497,012	47,256	246,039	17,938	(29,953)	-	2,623,799
Financial income	492,584	71,981	56,924	69,768	6,134	55,373	-	752,764
Financial expense	(669,818)	(289,020)	(34,676)	(99,574)	(4,784)	(58,167)	-	(1,156,040)
Income before taxes	1,668,273	363,041	69,504	216,232	19,289	(32,747)	-	2,303,592
Income tax and social contribution	(592,528)	(70,766)	2,008	(68,430)	(7,258)	(22,096)	-	(759,070)
Net Income	1,075,745	292,275	71,513	147,802	12,031	(54,843)	-	1,544,522
Total Assets (**)	12,846,926	3,161,824	7,779,336	426,858	88,568	865,766	-	25,169,277
Capital Expenditures and other intangible assets	1,065,104	196,393	487,564	14,854	2,073	189	-	1,766,177
Depreciation and Amortization	(498,225)	(141,934)	(36,446)	(4,093)	(1,649)	(177)	-	(682,524)

(*) Other – refers basically to the assets and transactions recorded at CPFL Energia which are not related to any of the identified segments.

(**) Intangible assets (net of amortization) recorded at CPFL Energia, were allocated to their respective segments.

(***) Since August 1, 2011, after a series of corporate restructuring, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been analyzed by Management as an energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

(31)  RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

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

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associated companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments –   refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed, by BB DTVM, among others.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries and joint ventures, as mentioned in notes 3.2, 16,  and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract.

d)         Purchase and sale of energy and charges - Refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – advances for investments in research and development.

g)         Other revenue –   refers basically to revenue from rental of use of the distribution system for telephone services.

h)         Intercompany loan - refers to the agreement with contractual terms of 113.5% of the CDI, initially scheduled for maturity on January 15, 2014, amended to January 16, 2017.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Chapecoense the original maturities of energy purchases due in  September, October, November and December 2013 to January 2014.

The total remuneration of key management personnel in 2013, in accordance with CVM Decision nº 560/2008 and IAS 34, was R$ 33,680 (R$ 40,425 in 2012 and R$ 29,060 in 2011). This amount comprises R$ 36,382 (R$ 32,794 in 2012 and R$ 20,361 in 2011) respect of short-term benefits, R$ 973 (R$ 1,109 in 2012 and R$ 724 in 2011) for post-employment benefits and a reversal of provision of R$ 3,675 (R$ 6,342 in 2012 and R$ 7,975 in 2011) for other long-term benefits,  and refers to the amount recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

	Assets		Liabilities		Revenue			Expense
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated	2013	2012 restated	2011 restated	2013	2012 restated	2011 restated
Bank deposits and short-term investments
Banco do Brasil S.A.	115,968	82,111	-	-	6,331	7,687	4,013	52,398	1	6

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,767,934	1,778,338	-	-	-	88,646	129,222	176,490

Other financial transactions
Banco do Brasil S.A.	-	-	-	1,224	1,224	1,633	1,819	6,031	5,483	4,867
Chapecoense Geração S.A.	-	-	-	-	-	-	-	1,277	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	-	1,021	-	-
JBS S/A	-	-	-	-	78	4,010	-	-	-	-

Advances
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,558	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	572	-	-	-	-	-	-
Chapecoense Geração S.A.	-	-	-	1,272	-	-	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	898	-	-	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	24	-	-	-	-	1,048	1,375	8
Baguari I Geração de Energia Elétrica S.A.	-	-	5	-	-	-	-	234	-	-
BRASKEM S.A.	-	-	-	-	20,916	-	-	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	-	636	-	-
Caetité 3 Energia Renovável S.A.	-	-	5	-	-	-	-	642	-	-
Calango Energia Renovável S.A.	-	-	-	-	-	-	-	1,044	-	-
Camargo Correa Cimentos S.A.	-	-	-	-	-	7,561	-	-		-
Companhia de Eletricidade do Estado da Bahia – COELBA	728	697	-	-	12,427	6,362	3,059	-	-	-
Companhia Energética de Pernambuco - CELPE	545	1,031	-	-	19,096	6,351	52	-	-	-
Companhia Energética do Ceara - COELCE (**)	-	188	-	-	-	1,937	39	-	-	-
Companhia Energética do Rio Grande do Norte - COSERN	223	657	191	-	8,125	2,624	30	1,070	-	-
Energética Águas da Pedra S.A.	-	-	120	-	-	-		3,746	3,512	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	6,106	-		-	-	-
Fras-le	-	-	-	-	6	-	367	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-		145	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-		523	-	-
MULTINER S/A	-	-	-	-	207	-		-	-	-
NC ENERGIA S.A.	-	-	-	-	22,576	19,813	19,091	-	-	-
Petrobrás	-	-	-	-	-	3,207	4,371	-	34,143	7,967
Raposo Tavares	-	-	-	-	21	-	-	-	-	-
Rio PCH I S.A.	-	-	220	-	5,501	4,732	-	1,565	1,353	-
SE Narandiba S.A.	-	-	-	-	-	-	-	117	141	-
Serra do Facão Energia S.A. - SEFAC	-	-	547	-	-	-	-	18,602	15,876	-
Tavex Brasil S.A. (antiga Santista Têxtil Brasil S.A.)	-	-	-	-	11,368	18,448	22,458	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	178	-	346	-	-	6,280	5,841	-
Vale Energia S.A.	6,960	6,594	-	-	89,671	77,041	30,548	-	-	477
VALE S.A.	-	-	-	-	-	2,877	-	1,419	21,024	1,406
BAESA – Energética Barra Grande S.A.	-	-	29,568	7,066	-	497	-	75,951	182,003	-
Chapecoense Geração S.A.	-	1,006	111,019	27,695	3,936	14,152	-	327,385	303,670	-
ENERCAN - Campos Novos Energia S.A.	544	377	103,252	29,548	9,376	6,264	-	232,815	209,814	-
EPASA - Centrais Elétricas da Paraiba	2	-	17,094	35,690	75,781	6,869	-	107,348	74,761	-

Intangible assets, Property, plant and equipment, Materials and Service
Barrocão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	67	-	-	-	-	-
BNY Mellon Serviços Financeiros Distribuidora de T	-	-	-	-	-	-	-	-	-	3
Boa Vista Empreendimento Imobiliário SPE Ltda.	2	-	-	-	50	35	-	-	-	144
Brasil Telecom	-	-	-	127	-	-	11,316	-	737	872
Camargo Correa Cimentos S.A.	-	-	-	-	-	-	350	-	-	-
Celesc - Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	1,078	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	85	-	36	-	1,002	42	-	27	43	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	-	50	50	-
Concessionárias de Rodovias do Oeste de São Paulo	-	-	-	-	-	262	-	-	-	9
Construções e Comércio Camargo Corrêa S.A.	-	-	-	-	-	-	-	-	970	-
Embraer	-	-	-	-	36	-	-	-	-	-
Ferrovia Centro-Atlântica S.A.	507	-	-	-	1,526	112	-	-	100	5
HM 11 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-	-	-
HM 12 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	12	-	-	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	63	-	-	-	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	41	-	-	-	-	-
Indústrias Romi S.A.	4	-	-	-	43	40	19	-	-	-
InterCement Brasil S.A	-	-	-	-	53	1,545	3,162	-	-	319
Itaúsa	-	-	-	-	-	-	-	270	-	-
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	56	-	-	-	-	-
LUPATECH	-	-	-	-	-	-	-	3	-	9
MRS Logística S.A	-	-	-	-	168	-	-	-	-	-
OI S.A. e Brasil Telecom S.A.	-	-	-	131	-	-	-	-	653	-
Petrobrás	9	-	-	-	208	30	311	-	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	-	-	-	-	-	60	-	-	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	-	6	8	-
Rodovias Integradas do Oeste - SP Vias	26	-	28	26	300	578	-	-	24	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	306	-	-	-	627	409	-	-	-	-
Sumaré Matão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	45	-	-	122	-
Telemar Norte Leste S.A	-	-	-	-	-	-	18	-	-	19
TOTVS S.A.	-	9	42	111	-	-	-	2,766	1,942	719
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	-	-	-	-	628
Vale Fertilizantes S.A.	-	-	-	-	-	-	19	-	-	-
BAESA – Energética Barra Grande S.A.	66	-	-	-	1,367	1,298	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,367	1,298	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	100	-	-	5,186	-	-	-	-	-
Chapecoense Geração S.A.	-	11	-	-	1,499	1,330	-	-	-	-

Other revenue
OI S.A. e Brasil Telecom S.A.	-	2,009	-	-	-	12,051	-	-	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	86,655	-	-	-	5,585	-	-	-	-	-

(*) Amortized cost
(**) Related party until December 31, 2012

(32)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

Description	Type of cover	2013	2012 restated	2011 restated
Non current assets	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	6,241,881	5,712,235	4,108,957
Transport	National Transport	634,171	180,766	260,617
Stored Materials	Fire, Lightning, Explosion and Robbery	262,883	50,935	50,922
Automobiles	Comprehensive Cover	5,327	6,536	3,684
Civil Liability	Electric Energy Distributors	166,000	128,000	282,983
Personnel	Group Life and Personal Accidents	163,597	172,736	155,265
Other	Operational risks and other	311,755	347,213	188,866
Total		7,785,615	6,598,421	5,051,293
Unaudited information

(33)  RISK MANAGEMENT

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

Exchange rate risk: This risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 34. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. Decree 7,945 of March, 2013 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (note 27).

Interest rate Risk: This risk derives from the possibility of the Company and its subsidiaries to incurr in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 34.

Credit risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of energy shortages: The energy sold by the subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. In spite of the unfavorable hydrological conditions at the beginning of 2014, to accurately define the risk of energy shortages, it is necessary to wait for the end of the wet season in the main water basins.

Risk of acceleration of debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

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

(34)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					December 31, 2013		December 31, 2012 restated
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,105,618	2,105,618	1,152,712	1,152,712
Cash and cash equivalent	5	(a)	(2)	Level 2	2,100,804	2,100,804	1,282,322	1,282,322
Consumers, concessionaires and licensees	6	(b)	(1)	n/a	2,161,643	2,161,643	2,366,682	2,366,682
Leases	9	(b)	(1)	n/a	48,574	48,574	41,443	41,443
Loans to associates and joint ventures		(b)	(1)	n/a	86,655	86,655	-	-
Financial investments		(c)	(1)	n/a	-	-	3,939	3,939
Financial investments		(a)	(2)	Level 1	24,806	24,806	2,161	2,161
Derivatives	34	(a)	(2)	Level 2	318,490	318,490	487,308	487,308
Financial asset of concession	10	(d)	(2)	Level 3	2,771,593	2,771,593	2,377,240	2,377,240
Financial asset of concession	10	(b)	(1)	n/a	15,480	15,480	-	-
Receivables from Resources provided by the Energy Development Account - CDE	11	(b)	(1)	n/a	170,543	170,543	24,972	24,972
Other finance assets (**)		(b)	(1)	n/a	250,933	250,933	356,146	356,146
					10,055,140	10,055,140	8,094,924	8,094,924

Liability
Suppliers	15	(e)	(1)	n/a	1,884,693	1,884,693	1,693,604	1,693,604
Loans and financing - Principal and interest	16	(e)	(1)	n/a	7,221,542	6,416,990	6,889,549	6,766,129
Loans and financing	16 (****)	(a)	(2)	Level 2	2,008,454	2,008,454	2,388,245	2,388,245
Debentures - Principal and interest	17	(e)	(1)	n/a	7,791,402	7,859,140	6,195,239	6,396,903
Regulatory charges	19	(e)	(1)	n/a	32,379	32,379	110,776	110,776
Derivatives	34	(a)	(2)	Level 2	2,950	2,950	445	445
Public utility	22	(e)	(1)	n/a	83,176	83,176	79,813	79,813
Other finance liabilities (***)		(e)	(1)	n/a	148,220	148,220	172,136	172,136
					19,172,816	18,436,002	17,529,807	17,608,051
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 11

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 51,238 in 2013 (loss of R$ 88,206 in 2012)
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

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in net income was of R$ 66,851 (gain of R$ 159,195 in 2012 and R$ 63,212 in 2011) (note 10).

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

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (note 16) have their terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2013, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Morgan Stanley	32,868	-	32,868	30,240	2,628	dollar	September 2016	85,475	over the counter
Bank of America Merrill Lynch	91,881	-	91,881	81,055	10,826	dollar	July 2016	497,080	over the counter
Citibank	32,749	-	32,749	29,997	2,753	dollar	September 2016	85,750	over the counter
Scotiabank	6,991	-	6,991	6,158	833	dollar	July 2016	49,000	over the counter
	164,489	-	164,489	147,450	17,039
CPFL Piratininga
Santander	1,002	-	1,002	1,677	(675)	dollar	July 2016	100,000	over the counter
Citibank	6,007	-	6,007	5,647	360	dollar	August 2016	12,840	over the counter
Scotiabank	9,131		9,131	8,043	1,088	dollar	July 2016	64,000	over the counter
	16,140	-	16,140	15,367	773
CPFL Santa Cruz
J.P.Morgan	2,089		2,089	1,962	126	dolar	July 2015	20,000	over the counter
Banco Santander	614		614	773	(159)	dolar	June 2016	20,000	over the counter
	2,703	-	2,703	2,736	(33)
CPFL Leste Paulista
Citibank/	3,067	-	3,067	3,026	41	dollar	September 2014	8,000	over the counter
Scotiabank	3,082		3,082	2,930	151	dollar	July 2015	25,000	over the counter
	6,149	-	6,149	5,956	193
CPFL Sul Paulista
Citibank	3,067	-	3,067	3,026	41	dollar	September 2014	8,000	over the counter
JPMorgan	1,097	-	1,097	1,031	65	dollar	July 2015	10,500	over the counter
Scotiabank	1,294	-	1,294	1,231	64	dollar	July 2015	10,500	over the counter
Santander	675	-	675	851	(175)	dollar	June 2016	22,000	over the counter
	6,133	-	6,133	6,138	(5)
CPFL Jaguari
Citibank	3,118	-	3,118	3,079	39	dollar	August 2014	7,000	over the counter
Scotiabank	1,602	-	1,602	1,524	79	dollar	July 2015	13,000	over the counter
Santander	952	-	952	1,199	(247)	dollar	June 2016	31,000	over the counter
	5,672		5,672	5,801	(129)
CPFL Mococa
Citibank	2,684	-	2,684	2,647	36	dollar	September 2014	7,000	over the counter
Scotiabank	1,356	-	1,356	1,289	67	dollar	July 2015	11,000	over the counter
	4,040	-	4,040	3,937	103
CPFL Geração
Citibank	47,628	-	47,628	44,477	3,151	dollar	August 2016	100,000	over the counter

RGE
Citibank	34,918	-	34,918	33,603	1,315	dollar	July 2017	128,590	over the counter
J.P. Morgan	13,636	-	13,636	12,873	763	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	22,563	-	22,563	27,652	(5,089)	dollar	May 2018	204,616	over the counter
	71,116	-	71,116	74,128	(3,012)
Subtotal	324,070	-	324,070	305,990	18,080

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	(2,690)	-	(2,690)	451	(3,141)	CDI	July 2019	660,000	over the counter
J.P.Morgan	(1,544)	-	(1,544)	166	(1,710)	CDI	February 2021	300,000	over the counter
Votorantin	(482)	-	(482)	58	(540)	CDI	February 2021	100,000	over the counter
Santander	(501)	-	(501)	61	(562)	CDI	February 2021	105,000	over the counter
	(5,217)	-	(5,217)	736	(5,953)
CPFL Piratininga
J.P.Morgan	(448)	-	(448)	75	(522)	CDI	July 2019	110,000	over the counter
Votorantim	(571)	-	(571)	83	(654)	CDI	February 2021	135,000	over the counter
Santander	(407)		(407)	63	(470)	CDI	February 2021	100,000	over the counter
	(1,426)	-	(1,426)	221	(1,646)
RGE
HSBC	-	(2,038)	(2,038)	341	(2,379)	CDI	July 2019	500,000	over the counter
Votorantim	-	(912)	(912)	92	(1,004)	CDI	February 2021	170,000	over the counter
	-	(2,950)	(2,950)	432	(3,382)
CPFL Geração
Votorantim	(780)	-	(780)	273	(1,053)	CDI	August 2020	460,000	over the counter

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	1,842	-	1,842	3,114	(1,272)	dollar	January 2014 to December 2014	46,340	over the counter

Subtotal	(5,581)	(2,950)	(8,531)	4,776	(13,306)

Total	318,490	(2,950)	315,539	310,766	4,775

Current	1,842	-
Noncurrent	316,648	(2,950)

For further details of terms and information about debts and debentures, see notes 16 and 17
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the years 2013, 2012 and 2011, the derivatives resulted in the following impacts on the result:

		Gain (Loss)
Company	Hedged risk / transaction	2013	2012 restated	2011 restated
CPFL Energia	Interest rate variation	323	356	161
CPFL Energia	Mark to market	(469)	451	(608)
CPFL Paulista	Interest rate variation	933	-	-
CPFL Paulista	Exchange variation	150,500	60,219	169,033
CPFL Paulista	Mark to market	(38,759)	50,866	8,611
CPFL Piratininga	Interest rate variation	303	207	6
CPFL Piratininga	Exchange variation	61,673	20,949	59,514
CPFL Piratininga	Mark to market	(20,454)	19,711	118
RGE	Interest rate variation	798	498	217
RGE	Exchange variation	43,058	9,130	-
RGE	Mark to market	(11,380)	4,596	168
CPFL Geração	Interest rate variation	273	167	(468)
CPFL Geração	Exchange variation	18,428	8,261	13,630
CPFL Geração	Mark to market	(4,344)	5,676	2,495
CPFL Santa Cruz	Exchange variation	1,962	(789)	-
CPFL Santa Cruz	Mark to market	(486)	453	-
CPFL Leste Paulista	Exchange variation	3,435	(87)	749
CPFL Leste Paulista	Mark to market	(462)	653	(23)
CPFL Sul Paulista	Exchange variation	3,140	(226)	749
CPFL Sul Paulista	Mark to market	(658)	676	(23)
CPFL Jaguari	Exchange variation	2,398	138	985
CPFL Jaguari	Mark to market	(595)	454	(6)
CPFL Mococa	Exchange variation	1,966	130	656
CPFL Mococa	Mark to market	(301)	403	(21)
		211,282	182,892	255,942

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08 and IFRS 7, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below.

If the risk exposure is considered an asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M and TJLP), as shown below:

c.1) Exchange rates  variation

Considering the level of net exchange rate exposure at December 31, 2013 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Exposure (R$ thousand) (1)	Risk	Exchange depreciation of 11,3% (*)	Exchange appreciation of 25,0% (**)	Exchange appreciation of 50,0% (**)

Financial liability instruments	(2,065,377)		(232,935)	341,643	916,221
Derivatives - plain vanilla swap	2,067,289		233,150	(341,960)	(917,069)
	1,912	Drop in the dollar	216	(316)	(848)

Total	1,912		216	(316)	(848)

(1) Exchange rate at December 31, 2013: R$ 2.34.
(*) As per foreign exchange rate curves obtained from information provided by the BM&F. The exchange rate considered was R$ 2.61.

(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
As the net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2013 is maintained, and (ii) the respective accumulated annual indexes for 2013 remain stable (CDI 8.02% p.a; IGP-M 5.51% p.a.; TJLP  5.00% p.a.), the effects on the Company’s 2013 financial statements would be a net financial expense of R$ R$ 728,835 (CDI R$ 518,664, IGP-M R$ 4,563 e TJLP R$ 205,608). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

Instruments	Exposure (R$ thousand)	Risk	Scenario I (*)	Raising index by 25% (**)	Raising index by 50% (**)

Financial asset instruments	4,809,808		129,384	258,166	386,949
Financial liability instruments	(9,525,193)		(256,228)	(511,265)	(766,302)
Derivatives - plain vanilla swap	(1,751,749)		(47,122)	(94,025)	(140,928)
	(6,467,134)	CDI apprec.	(173,966)	(347,123)	(520,281)

Financial asset instruments	952		6	20	35
Financial liability instruments	(83,757)		(503)	(1,782)	(3,061)
	(82,804)	IGP-M apprec.	(497)	(1,762)	(3,026)

Financial liability instruments	(4,112,160)	TJLP apprec.	-	(51,402)	(102,804)

Total increase	(10,662,098)		(174,463)	(400,287)	(626,111)
(*) The CDI, IGP-M and TJLP indexes considered of 10.71%, 6.11% and 5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2013, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

December 31, 2103	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Suppliers	15		1,411,664	469,103	3,927	-	-	1,884,694
Loans and financing - principal and interest	16	9.47%	218,198	619,234	1,224,148	6,889,731	2,596,400	11,547,712
Derivatives	34		(58)	(96)	95,410	(22,147)	5,195	78,303
Debentures - principal and interest	17	11.32%	60,935	153,698	589,730	8,332,385	2,025,039	11,161,786
Regulatory charges	19		32,379	-	-	-	-	32,379
Public utility	22	15.71%	335	670	3,016	23,475	606,184	633,681
Other	23		16,229	102,894	11,346	-	17,750	148,219
Consumers and concessionaires			13,281	29,653	869	-	-	43,804
National scientific and technological development fund - FNDCT			1,966	-	-	-	-	1,966
Energy research company - EPE			982	-	-	-	-	982
Collections agreement			-	73,240	-	-	-	73,240
Fund for reversal			-	-	-	-	17,750	17,750
Business combination			-	-	10,477	-	-	10,477
Total			1,739,682	1,345,502	1,927,577	15,223,444	5,250,569	25,486,773

(35)  COMMITTMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as of December 31, 2013, as follows:

Commitments at December 31, 2013	Duration	2014	2015	2016	2017	After 2017	Total
Energy purchase contracts (except Itaipu)	Up to 35 years	6,934,427	6,476,494	6,953,001	7,419,250	80,708,487	108,491,659
Itaipu	Up to 31 years	1,321,531	1,364,646	1,427,711	1,403,059	15,968,203	21,485,151
Power plant constrution projets (a)	Up to 15 years	728,818	7,743	11,931	12,937	202,422	963,852
TOTAL		8,984,776	7,848,883	8,392,644	8,835,246	96,879,112	130,940,661

(a)     The power plant construction projects include commitments made basically to construction related to the subsidiaries in the renewable energy segment.

(36)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	December 31, 2013	December 31, 2012	January 1, 2012
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and irrigation	16,821	65,534	67,244
	16,821	65,534	67,244
Deferred costs variations
CVA (**)	547,402	897,364	404,148
	547,402	897,364	404,148
Prepaid expenses
Overcontracting	170,084	74,885	27,364
Low income consumers' subsidy - losses	-	2,064	17,922
Neutrality of the sector charges	-	2,850	224
Tariff adjustment	13,309	2,696	467
Other financial components	41,608	92,582	53,180
	225,001	175,078	99,157
Liabilities
Deferred gains variations
Parcel "A"	(1,454)	(1,443)	(1,337)
CVA (**)	(330,266)	(373,784)	(488,500)
	(331,720)	(375,227)	(489,838)
Other accounts payable
Replacement reimbursement in PTR (***)	(138,621)	(242,987)	-
Discounts TUSD (*) and irrigation	(193)	(363)	(127)
Tariff review	(16,692)	-	-
Overcontracting	(29,928)	(28,919)	(48,367)
Low income consumers' subsidy - gains	(5)	(22,813)	(17,010)
Neutrality of the sector charges	(34,745)	(66,985)	(97,138)
Tariff teview – provisional procedure	-	-	(32,181)
Other financial components	(29,393)	(4,254)	(5,739)
	(249,576)	(366,321)	(200,562)

Total net	207,928	396,428	(119,851)

(*) Network usage charge - TUSD
(**) Deferred tariff costs and gains variations from parcel "A" itens - ("CVA")
(***) Periodic Tariff Review

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

c) Overcontracting:

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 5% of the energy load requirement.

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

On February 3, 2013, ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa.  The RTA took into account the total impact of  the financial component of the 2011 RTP.  In Order 155, of January 23, 2013, ANEEL reviewed the nomenclature account of the Provisional Procedure and created the replacement reimbursement account in the periodical tariff review. The Requests for Reconsideration filed by the subsidiaries in relation to ANEEL’s decision on the RTP were judged in January 2014 and partially accepted. The effects were consequently taken into account in the 2014 RTA (note 38.7).

g) Other Financial Components:

Mainly refers to CCEAR exposure (Agreement for commercialization of electric energy in the regulated environment), financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment (distribution system usage tariff billed to the generators).

Financial components were also granted in the tariff review of the distributors, to adjust previous tariff reviews or adjustments.

(37)  NON CASH TRANSACTION

	December 31, 2013	December 31, 2012 restated	December 31, 2011 restated
Transactions resulting from business combinations
Loans, financing and debentures	-	(556,706)	(781,892)
Property, plant and eqiupment acquired through business combination	-	695,093	953,171
Intangible asset acquired in business combination, net of tax effects	-	514,644	738,554
Other net assets acquired through business combination	-	82,841	84,377
	-	735,872	994,210
Cash acquired in the business combination	-	(28,278)	(6,826)
Acquisition price payable	-	(1,408)	(173,054)
Acquisition price paid	-	706,186	814,330

Other transactions
Provision for socio-environmental costs capitalized in property, plant and equipment	-	33,528	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	(17,747)	(66,773)	-
Interest capitalized in property, plant and equipment	48,328	32,527	6,861
Interest capitalized in intangible concessoin asset - distribution infrastructure	8,845	15,645	32,281

(38)  RELEVANT FACT AND SUBSEQUENT EVENT

38.1 Annual Tariff Adjustments – CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On January 30, 2014, ANEEL published the following Resolutions fixing the tariff adjustments of the subsidiaries of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa as from that date. The details of these tariff adjustments are shown below:

	Resolution n°	Annual Tariff Review - RTA	Effect perceived by consumers (*)
CPFL Santa Cruz	1.682/14	14.86%	26.00%
CPFL Leste Paulista	1.681/14	-7.67%	-5.32%
CPFL Jaguari	1.680/14	-3.73%	3.70%
CPFL Sul Paulista	1.677/14	-5.51%	0.43%
CPFL Mococa	1.679/14	-2.07%	-9.53%
(*) Unaudited information

38.2 Loans and Financing

38.2.1 CPFL Piratininga

On January 31, 2014, the subsidiary CPFL Piratininga contracted foreign currency financing of R$ 151,875 from Banco Citibank (Law 4,131).  The amount was released on the same date. Interest will be paid semi-annually  and the principal will be paid in full at the end of the third year. The funds will be used to reinforce working capital and settle debts.

38.2.2 CPFL Geração

On January 31, 2014, the subsidiary CPFL Geração made an early settlement of the foreign currency debt of R$ 151,875 contracted with Citibank, originally scheduled for payment in a single installment in August 2016.

38.2.3 Approval for funding

On February 27, 2014, the Board of Directors approved a funding up to the amount of R$2,467,500 to the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Leste Paulista, CPFL Jaguari, CPFL Mococa and CPFL Geração, through: (i) issuance of debentures with maturity up to 6 years; and (ii) loans (Law 4,131) and/or refinancing maturing foreign debt with underlying CDI swaps, Bank Credit Note “Cédula de Crédito Bancário” and/or other working capital transactions.

38.3  Capital increase – EPASA

At the Extraordinary General Meeting of the joint venture EPASA, held on January 31, 2014, it was approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

As per corporate law legislation, the other shareholders have an  option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same meeting, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, if the other shareholders did not exercise the right to preference within the stipulated period.

After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them under the terms of the capital increase, subscribing and paying up R$ 14,000 and R$ 1,000, respectively. In accordance with the Notice to Shareholders published on February 1, 2014, Eletricidade do Brasil S.A. also expressed its interest in subscribing the remaining shares, within the period stipulated in a further Notice to Shareholders published on March 12, 2014. The other shareholders are assured by the Shareholders Agreement  the right to exercise the option to purchase any remaining shares subscribed and paid up by the subsidiary CPFL Geração within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

38.4  Provisional Measure 627, of November 11, 2013

On November 11, 2013 and Brazilian Government issued the Provisional Measure (MP) 627 and on September 16, 2013, the Internal Federal tax authority issued the Normative Ruling (IN) 1,397. The MP and IN introduced changes to the federal tax rules, including repeal of the Transitional Tax Regime (RTT) from January 1, 2015. However, companies have the option of early adoption of MP 627 from calendar year 2014. In the event of early adoption, taxpayers will be exempt from any exposure in relation to the RTT up to the date on which MP 627 was issued.

Management of the Company and its subsidiaries are assessing the impacts of these changes and the best time for adopting them, also taking into consideration that the MP has not yet been converted into a law, and it may be amended prior to its conversion into law that time. A preliminary analysis by the Company and its subsidiaries indicates that there are and there will be no relevant effects to be taken into consideration in the financial statements.

38.5  Association between CPFL Renováveis and Dobrevê Energia S.A. ("DESA")

On February 17, 2014, the subsidiary CPFL Renováveis and DESA entered into an association agreement. The Association will occur through the merger by CPFL Renováveis of WF2 Holding S.A. - (“WF2”), which will hold all the shares issued by DESA at the merger date.

As a result of the merger, the net equity of CPFL Renováveis will be increased by a new issue of, corresponding to 12.63% of its common shares. The interest may be adjusted as a result of audits to be conducted and compliance with preceding conditions. The subsidiary CPFL Geração will continue to be the major shareholder of CPFL Renováveis, holding more than 50% of its capital.

The conclusion of the association is conditional on compliance with certain preceding conditions common in similar transactions, including approval by ANEEL, by the Conselho Administrativo de Defesa Econômica ("CADE") and by certain creditors of DESA and WF2.

Also it is conditional on a satisfactory outcome of the legal, accounting and financial, engineering and environmental audits to be conducted by both CPFL Renováveis, in relation to DESA's operations, and DESA in relation to the operations of CPFL Renováveis.

38.6 CDE contribution – Decree 8,203/2014

Decree 8,203 of March 7, 2014 approved the CDE contribution to offset the involuntary  exposure of the distribution concessionaires in the short-term market as a result of the inability to purchase in the auction of energy produced by existing ventures held in December 2013.  In accordance with resolution n° 515/2014, the following amounts received on March 11, 2014 (CPFL Paulista, CPFL Piratininga and CPFL Santa Cruz), on March 19, 2014 (RGE) and receivable (CPFL Leste Paulista) from the CDE are as follows:

Distribution companies	R$ thousand
CPFL Leste Paulista	1,057
CPFL Paulista	59,677
CPFL Piratininga	53,967
CPFL Santa Cruz	6,274
RGE	45,899
Total	166,875

38.7   2012 Periodic Tariff Review (RTP) - Administrative Appeal

In relation to the RTP, the subsidiaries CPFL Mococa, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari filed a request for consideration in relation to ANEEL's decision. The request was judged in January 2014, with the following results: (i) order 165 of January 28, 2014 changed the review of 7.20% for the subsidiary CPFL Mococa to 7.18% on account of the reduction in the remuneration base; (ii) order 212 of January 30, 2014 changed the review of 4.36% of the subsidiary CPFL Santa Cruz to 4.16% on account of the reduction in the remuneration base; (iii) order 166 of January 28, 2014 changed the review of -2.20% of the subsidiary CPFL Leste Paulista to -2.00% on account of the increase in the remuneration base and losses; (iv) order 211 of January 30, 2014 changed the review of -3.72% for the subsidiary CPFL Sul Paulista to -3.78% on account of the reduction in the remuneration base; and (v) order 167 of January 28, 2014 changed the review of -7.10% of the subsidiary CPFL Jaguari to -7.09% on account of the increase in the remuneration base.

38.8 Completion of acquisition by the subsidiary CPFL Renováveis

In a Communication to the Market dated February 27, 2014, the subsidiary CPFL Renováveis communicated completion of the acquisition of 100% of the shares of Rosa dos Ventos Geração e Comercialização de Energia S.A. ("Rosa dos Ventos") (Note 14.6).

The total acquisition price after the adjustments as per the purchase agreement was R$ 103,367, including: (i) R$ 70,296 paid to the sellers; and (ii) assumption of the net debt of R$ 33,071; these figures may be adjusted until the closing date, according to the contract.

(39)  CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

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

The condensed unconsolidated financial information of CPFL Energia, as of December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended on December 31, 2013, 2012 and 2011 presented herein were prepared considering the same accounting policies as described in note 3 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidated condensed financial statements were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the IASB, applicable to Separate Financial Statements.

As mentioned in notes 3.8 and 3.9, due to adoption of IAS 19 (R1) - Employee Benefits and IFRS 11 - Joint Arrangements, the Company is restating the balances as of December 31, 2012 and January 1, 2012 and the Income Statement and the Statements of Comprehensive Income of 2012 and 2011 for purposes of comparison.  In the condensed unconsolidated balance sheets of CPFL Energia, the impacts of such restatement were: (i) a reduction of R$ 515,932 in investment set against comprehensive income in the shareholders’ equity as of December 31, 2012; and (ii) an increase of R$ 105,964 in Investment set against retained earnings in shareholders’ equity as of January 1, 2012. In the condensed unconsolidated statement of income of CPFL Energia, the impact was a reduction in interest in subsidiary of R$ 49,672 in 2012 and R$ 79,751 in 2011, and no effect in our cash flow.

UNCONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated
Cash and cash equivalents	990,672	141,835	549,189
Dividends and Interest on Equity	697,702	401,473	125,913
Other credits	31,858	31,603	89,286
Total current assets	1,720,232	574,911	764,388
Deferred Taxes Credits	165,798	177,411	193,874
Investment	6,419,924	5,988,616	6,720,879
Other credits	83,857	26,831	34,616
Total non current assets	6,669,579	6,192,858	6,949,369
Total assets	8,389,811	6,767,769	7,713,757

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated
Accrued interest on debentures	12,438	7,082	16,403
Debentures	-	150,000	150,000
Dividends and Interest on Equity	15,407	16,856	15,575
Other accounts payable	18,400	21,221	18,279
Total current liabilities	46,246	195,159	200,258
Debentures	1,287,912	150,000	300,000
Reserve for tax, civil and labor risks	260	12,524	11,713
Other accounts payable	29,358	29,358	28,665
Total non current liabilities	1,319,667	191,882	340,378
Shareholders' equity	7,023,899	6,380,728	7,173,122
Total liabilities and shareholders' equity	8,389,811	6,767,769	7,713,757

UNCONSOLIDATED STATEMENTS OF INCOME

	2013	2012 restated	2011 restated
NET OPERATING REVENUE	1,649	1,452	1,191
General and administrative expenses and other	(22,626)	(29,585)	(175,980)
Income from electric energy service	(20,977)	(28,134)	(174,789)
Interest in subsidiaries	1,022,779	1,281,414	1,688,817
Financial income/(expense)	(26,860)	(22,084)	585
Income before taxes	974,942	1,231,197	1,514,613
Social contribution and Income tax	(37,523)	(54,945)	(22,072)
Net Income	937,419	1,176,252	1,492,541

	2013	2012 restated	2011 restated
Net Income	937,419	1,176,252	1,492,541
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	460,226	(572,225)	185,715
Comprehensive income for the year	1,397,645	604,027	1,678,256

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

OPERATING CASH FLOW	2013	2012 restated	2011 restated
Income before taxes	974,942	1,231,197	1,514,613
Adjustment to reconcile income to cash provided by operating activities
Interest in subsidiaries	(1,022,779)	(1,281,414)	(1,688,817)
Depreciation and amortization	76	65	145,359
Interest and monetary adjustment	81,189	30,028	36,496
Other	267	7	-
Changes in operating assets and liabilities
Dividends and Interest on Equity received	792,146	1,199,996	1,692,403
Recoverable taxes	21,797	47,539	28,249
Other operating assets and liabilities	(1,990)	8,820	937
Cash Flows provided by operations	845,648	1,236,238	1,729,240
Payments of interest on debts	(76,561)	(45,080)	(51,984)
Payment of taxes and social contributions	(27,551)	(39,976)	(39,730)
Net cash from operating activities	741,536	1,151,182	1,637,526
Investing activities
Capital increase in subsidiaries	(1,563)	(66,701)	(11,752)
Financial investments, pledges, funds and tied deposits	4,710	49,263	46,202
Increment of cash due to increase of interest in subsidiary	(59,342)	(55)	-
Other	(8,635)	2,291	(4,056)
Net cash from used in investing activities	(64,830)	(15,202)	30,394
Financing activities
Loans, financing and debentures obtained	1,287,180	-	-
Payments of loans, financing and debentures, net of derivatives	(299,535)	(149,827)	(121)
Payments of dividend and interest on shareholders’ equity	(815,514)	(1,393,507)	(1,229,568)
Net cash from provide by (used in) financing activities	172,131	(1,543,334)	(1,229,689)
(Decrease)/increase in cash and cash equivalents	848,837	(407,354)	438,231
Opening balance of cash and cash equivalents	141,835	549,189	110,958
Closing balance of cash and cash equivalents	990,672	141,835	549,189

Following is the information relating to CPFL Energia's unconsolidated condensed financial statements presented above:

a.     Cash and cash equivalents:

	December 31, 2013	December 31, 2012 restated
Bank balances	936	741
Investment funds	989,737	141,095
Total	990,672	141,835

Amounts invested in an Investment funds, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

b.    Dividends and interest on equity:

	Dividends		Interest on Shareholders´ Equity		Total
Subsidiaries	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
CPFL Paulista	389,872	254,294	34,879	12,683	424,751	266,978
CPFL Piratininga	117,816	88,211	11,267	5,879	129,083	94,090
CPFL Santa Cruz	19,764	14,481	3,916	2,043	23,681	16,524
CPFL Leste Paulista	10,323	-	940	-	11,263	-
CPFL Sul Paulista	21,095	5,153	2,165	1,130	23,260	6,282
CPFL Jaguari	11,422	-	723	-	12,145	-
CPFL Mococa	15,919	-	1,166	-	17,085	-
RGE	-	-	25,039	-	25,039	-
CPFL Jaguari Geração	4,709	-	-	-	4,709	-
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	9,080	7,139	1,601	646	10,681	7,785
CPFL Atende	1,389	1,102	624	357	2,013	1,459
Nect Serviços	7,696	3,253	-	-	7,696	3,253
CPFL Total	792	-	404	-	1,196	-
	614,977	378,735	82,725	22,738	697,702	401,473

c.     Other credits:

	Current		Noncurrent
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Recoverable taxes	29,874	25,311	-	-
Due from relative parties	-	-	8,948	-
Escrow deposits	-	-	92	12,579
Advance for future capital increase	-	-	59,397	55
Loans and financing guarantee’s subsidiaries	-	-	14,389	13,145
Other	1,984	6,291	1,032	1,052
Total	31,858	31,602	83,857	26,831

An advance for a future capital increase by the Company to the subsidiary CPFL Piratininga was approved on December 26, 2013. An amount of R$ 50,000 was contributed up to December 31, 2013.

d.    Investment:

The financial information of subsidiaries, joint ventures and of the associates are accounted for using the equity method of accounting which differ from of the Separate Financial Statements, under IFRS, which will be measured at cost or fair value.

		Investment Shareholders Equity Interest		Equity in Subsidiaries
Subsidiaries	Number of shares (thousand)	December 31, 2012	December 31, 2012 restated	2013	2012 restated	2011 restated
CPFL Paulista	177,909	1,186,113	418,421	620,412	423,757	552,234
CPFL Piratininga	53,031,259	384,609	215,944	82,985	142,535	295,454
CPFL Santa Cruz	371,772	100,369	107,664	(143)	24,182	35,343
CPFL Leste Paulista	895,733	60,578	67,149	6,826	9,646	16,245
CPFL Sul Paulista	463,482	51,432	68,867	6,743	19,622	18,759
CPFL Jaguari	212,126	23,261	43,952	(6,631)	10,694	13,765
CPFL Mococa	121,761	34,145	38,345	15,482	7,100	7,683
RGE	807,168	1,254,557	1,289,756	126,851	320,757	276,608
CPFL Geração	205,487,716	2,116,833	2,534,388	239,561	318,149	290,789
CPFL Jaguari Geração (*)	40,108	48,356	48,102	8,962	10,185	10,501
CPFL Brasil	2,999	35,246	(81,923)	36,426	105,627	147,668
CPFL Planalto (*)	630	(115)	587	(702)	5,058	14,137
CPFL Serviços	66,620	77,078	73,056	7,445	9,140	6,860
CPFL Atende (*)	1	13,746	15,187	624	2,775	1,093
Nect (*)	2,059	5,999	4,646	5,796	5,750	1,800
CPFL Total (*)	19,005	20,893	21,555	3,226	2,683	-
CPFL Jaguariuna (*)	189,620	2,512	2,187	325	209	(121)
CPFL Telecom	19,900	(1,311)	2	(1,313)	(3)	-
CPFL Centrais Geradoras	14,976	16,041	-	1,065	-	-
CPFL Participações	10	10	-	-	-	-
Subtotal - by shareholders' equity of the subsidiary		5,430,352	4,867,886	1,153,940	1,417,867	1,688,817
Intangible asset of concession		989,572	1,120,730	-	-	-
Amortization of intangible assets of the concession		-	-	(131,161)	(136,453)	-
Total		6,419,924	5,988,616	1,022,779	1,281,414	1,688,817
(*) Number of quotes

Dividends received — The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries. The dividends received are comprised as follows:

	2013	2012	2011
CPFL Paulista	-	305,920	772,436
CPFL Piratininga	-	116,634	322,453
CPFL Santa Cruz	-	15,936	31,709
CPFL Leste Paulista	-	10,738	14,224
CPFL Sul Paulista	-	16,681	8,267
CPFL Jaguari	-	17,586	5,827
CPFL Mococa	-	6,131	6,489
RGE	151,184	362,471	57,689
CPFL Geração	523,424	250,066	205,039
CPFL Brasil	109,530	73,409	247,083
CPFL Jaguari Geração	4,000	9,991	8,926
CPFL Planalto	-	7,595	12,261
CPFL Serviços	-	3,648	-
CPFL Atende	1,459	337	-
Chumpitaz	-	1,710	-
CPFL Total	2,549	1,143	-
TOTAL	792,146	1,199,996	1,692,403

Restriction of transfer of funds from subsidiaries - CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, RGE, CPFL Geração, ENERCAN, CERAN, BAESA and Foz do Chapecó qualify as concessionaires. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law.

As described in note 16, the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, and CERAN have restrictions relating to the payment of dividends, due to the debt covenants. In addition the joint ventures ENERCAN, BASEA, FOZ do Chapecó and EPASA also have restriction analogous to those described in note 12.2.

e.     Accrued interest on debentures and debentures:

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral

3rd Issue	Single series	-	CDI + 0.45% (¹)	CDI + 0.53%	3 annual installments from September 2012	Unsecured
4th Issue	Single series	129.000	CDI + 0,40%	CDI + 0.51%	1 installment in May 2015	Unsecured
(¹) Swap converts the prefixed component of interest on the operation to interest rate variation in reais, corresponding to 104.4% of CDI.

		December 31, 2013				December 31, 2012 restated
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

3rd Issue	Single series	-	-	-	-	7,082	150,000	150,000	307,082
4th Issue	Single series	12,438	-	1,287,912	1,300,350	-	-	-	-

f.     Other accounts payable:

The mainly account to pay that the Company has in non-current is due to loans and financing guarantee’s subsidiaries.