Form 20-F
period 2015-12-31
CPFL Energy INC
filed 2016-04-15
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2015
Commission File Number 1‑32297

CPFL ENERGIA S.A.

(Exact name of registrant as specified in its charter)

CPFL ENERGY INCORPORATED	The Federative Republic of Brazil
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Gomes de Carvalho, 1510, 14th floor ‑ Suite 142
CEP 04547‑005 Vila Olímpia ‑ São Paulo, São Paulo
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

As of December 31, 2015, there were 993,014,215 common shares, without par value, outstanding

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

Yes  ☐   No  ☒

                                                                                Page

 i

ii

FORWARD‑LOOKING STATEMENTS

This annual report contains information that constitutes forward‑looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Many of the forward‑looking statements contained in this annual report can be identified by the use of forward‑looking words, such as “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “will”, “intend”, “plan”, “expect” and “potential,” among others.  Forward‑looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Those statements appear in a number of places in this annual report, principally under the captions “Item 3.  Key Information—Risk Factors”, “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects”.  We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward‑looking statements.  These factors include:

•         general economic, political, demographic and business conditions in Brazil and particularly in the markets we serve;

•         changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to regulatory, corporate, environmental, tax and employment matters;

•         electricity shortages;

•         changes in tariffs;

•         our inability to generate electricity due to water shortages, transmission outages, operational or technical problems or physical damages to our facilities;

•         potential disruption or interruption of our services;

•         interest rate fluctuation, inflation and exchange rate variation;

•         actions taken by our major shareholders;

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

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 150.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, all references herein to “we,” “us” or “our company” are references to CPFL Energia S.A., its consolidated subsidiaries and jointly controlled entities.

All references herein to "real", "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars", "dollar" or "US$" are to U.S. dollars, the official currency of the United States.

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  Certain figures included in this annual report have been rounded; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

ITEM 1.                        Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                        Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                        Key Information

Selected Financial and Operating Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2015, 2014, 2013, 2012, and 2011.  Our financial data as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 was derived from our consolidated financial statements, which appear elsewhere in this annual report and were prepared in accordance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our audited annual consolidated financial statements and the related notes included in this annual report.  Our financial data as of December 31, 2013, 2012 and 2011 and for each of the two years ended December 31, 2012 was derived from our audited annual consolidated financial statements that are not included in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2015(4)	2015	2014	2013	2012(5)	2011(5)
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS data)
Net operating revenue	5,175	20,206	17,306	14,634	14,891	12,674
Cost of electric energy services:
Cost of electric energy	3,409	13,312	10,643	8,197	8,253	6,668
Operating cost	488	1,907	1,672	1,468	1,378	1,070
Services rendered to third parties	269	1,049	946	1,010	1,356	1,138
Gross operating income	1,008	3,938	4,044	3,960	3,904	3,798
Operating expenses:
Sales expenses	119	465	403	377	468	364
General and administrative expenses	221	864	774	929	724	595
Other operating expense	92	357	328	285	377	213
Income from electric energy service	577	2,252	2,540	2,370	2,335	2,625
Interest in associates and joint ventures	57	217	60	121	121	82
Financial income (expense):
Income	399	1,558	890	699	707	753
Expense	(659)	(2,573)	(1,980)	(1,671)	(1,285)	(1,156)
Net financial income (expenses)	(260)	(1,015)	(1,089)	(971)	(578)	(403)
Income before taxes	372	1,454	1,511	1,519	1,878	2,304
Social contribution	(41)	(160)	(169)	(157)	(178)	(204)
Income tax	(107)	(419)	(455)	(413)	(493)	(555)
Total taxes	(148)	(579)	(624)	(570)	(671)	(759)
Net income	224	875	886	949	1,207	1,545
Net income attributable to controlling shareholders	222	865	949	937	1,176	1,493
Net income (loss) attributable to non‑controlling shareholders	3	10	(63)	12	31	52
Earnings per share attributable to controlling shareholders(1)(2):
Basic	0.22	0.87	0.96	0.94	1.18	1.50
Diluted	0.22	0.85	0.94	0.92	1.17	1.50
Net income per ADS(1):
Basic	0.45	1.74	1.92	1.88	2.36	3.00
Diluted	0.44	1.70	1.88	1.84	2.34	3.00
Dividends(3)	53	205	977	931	1,096	1,506
Weighted average of number of common shares (in millions)(2)	993	993	993	993	993	993
Dividends per share(1)(2)(3)	0.05	0.21	0.98	0.94	1.10	1.52
Dividends per ADS (3)	0.11	0.41	1.97	1.88	2.21	3.03

(1) Net income per share and Dividends per share are based on the number of shares resulting from the reverse and forward stock split of our common shares, which occurred in July 2011, as if they had occurred on January 1, 2011.

(2) Considers the event occurred on April 29, 2015, related to the capital increase through the issuance of 30,739,955 shares. In accordance with IAS 33, when there is an increase in the number of shares without an increase in issued capital, the number of shares is adjusted retrospectively for all prior periods presented. For more information see notes 25.1 and 26 of our audited consolidated financial statements for the year ended December 31, 2015.

(3) “Dividends” represent the total amount of dividends from net income for each period indicated, subject to approval of the shareholders at the general shareholders’ meeting to be held in the following year.

(4) Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2015 of R$3.905 to US$1.00.  The Brazilian real devalued significantly against the U.S. dollar during 2015, however, from R$2.656 to US$1.00 as of December 31, 2014.  The average of the month-end commercial selling rates during the year 2015 was R$3.339 to US$1.00.  See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

(5) Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited consolidated financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustments are as follows: (i) changes in the accounting record method of actuarial gain and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur, and (ii) instead of recording interest cost and expected returns on plan assets as was previously done, we currently record an amount for “net interest”.  With respect to IFRS 11 – Joint Arrangements, the results of the Campos Novos Energia S.A. (“ENERCAN”), BAESA - Energética Barra Grande S.A. (“BAESA”), Chapecoense Geração S.A. (“Chapecoense”) and Centrais Elétricas da Paraíba S.A. (“EPASA”) joint ventures are recognized using the equity method of accounting in 2015, 2014, 2013, 2012 and 2011.

BALANCE SHEET DATA

	For the year ended December 31,
	2015(2)	2015	2014(3)	2013	2012(4)	2011(4)
	US$	R$	R$	R$	R$	R$
	(in millions)
Current assets:
Cash and cash equivalents	1,455	5,683	4,357	4,206	2,435	2,663
Consumers, concessionaires and licensees	813	3,175	2,251	2,008	2,205	1,861
Derivatives	161	627	23	2	1	4
Sector financial assets	375	1,464	611	-	-	-
Other current assets	399	1,559	1,972	1,048	904	795
Total current assets	3,203	12,509	9,215	7,264	5,545	5,323
Noncurrent assets:
Accounts receivable	33	129	123	154	162	182
Derivatives	423	1,651	585	317	486	216
Sector financial assets	125	490	322	-	-	-
Financial asset of concession	921	3,597	2,835	2,787	2,343	1,377
Investments in joint-ventures	320	1,248	1,099	1,033	1,022	1,006
Property, plant and equipment	2,349	9,173	9,149	7,717	7,104	5,673
Intangible Assets	2,359	9,210	8,930	8,748	9,180	8,535
Other noncurrent assets	647	2,525	2,887	3,022	3,082	2,857
Total noncurrent assets	7,177	28,024	25,930	23,778	23,379	19,846
Total assets	10,380	40,532	35,144	31,043	28,294	25,169
Current liabilities:
Short‑term debt(1)	932	3,640	3,526	1,837	1,962	1,496
Other current liabilities	1,507	5,885	3,891	3,068	3,007	2,819
Total current liabilities	2,439	9,525	7,417	4,906	4,969	4,315
Noncurrent liabilities:
Long‑term debt(1)	4,634	18,093	15,637	15,184	13,511	10,317
Other long‑term liabilities	713	2,785	2,693	2,155	2,553	1,879
Noncurrent liabilities	5,347	20,877	18,330	17,339	16,064	12,196
Non-controlling interest	629	2,456	2,454	1,775	1,510	1,485
Net equity attributable to controlling shareholders	1,965	7,674	6,944	7,024	6,381	7,173
Total liabilities and shareholders’ equity	10,380	40,532	35,144	31,043	28,294	25,169

(1) Short‑term debt and long‑term debt include loans and financing, debentures, accrued interest on loans, financing and debentures and derivatives.

(2) Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2015 of R$3.905 to US$1.00.

(3) Data for 2014 have been restated due the completion of the accounting for the purchase price allocation related to acquisition of Dobrevê Energia S.A. - (“DESA”), as stated in note 15.4.2 of our audited consolidated financial statements for the year ended December 31, 2015.

(4) Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited consolidated financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustments are as follows: (i) changes in the accounting record method of actuarial gain and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur, and (ii) instead of recording interest cost and expected returns on plan assets as was previously done, we currently record an amount for “net interest”.  With respect to IFRS 11 – Joint Arrangements, the results of the Campos Novos Energia S.A. (“ENERCAN”), BAESA - Energética Barra Grande S.A. (“BAESA”), Chapecoense Geração S.A. (“Chapecoense”) and Centrais Elétricas da Paraíba S.A. (“EPASA”) joint ventures are recognized using the equity method of accounting in 2015, 2014, 2013, 2012 and 2011.

OPERATING DATA

	For the year ended December 31,
	2015	2014	2013	2012(3)	2011(3)
Energy sold (in GWh):
Residential	16,164	16,501	15,426	14,567	13,626
Industrial	12,748	14,144	14,691	14,536	14,718
Commercial	9,259	9,437	8,837	8,714	8,140
Rural	2,152	2,326	2,081	2,093	1,991
Public administration	1,278	1,295	1,234	1,220	1,154
Public lighting	1,649	1,622	1,586	1,525	1,495
Public services	1,797	1,861	1,820	1,864	1,823
Own consumption	33	34	34	33	33
Total energy sold to Final Consumers	45,082	47,221	45,709	44,552	42,979
Electricity sales to wholesalers (in GWh)	17,971	14,988	14,975	14,429	12,271
Total consumers (in thousands)(1)	7,751	7,585	7,386	7,176	6,952
Installed Capacity (in MW)	3,164	3,162	2,988	2,961	2,644
Assured Energy (in GWh)(2)	13,550	13,566	12,758	12,742	11,678
Energy generated (in GWh)	17,066	13,658	11,427	10,570	9,638

(1) Represents active consumers (meaning consumers who are connected to the Distribution Network), rather than consumers invoiced at period‑end.

(2) Refers to Assured Energy in GW available at the end‑period, multiplied by the number of hours per year.  For further information about commencement of operations of each power plant, see “Item 4.  Information on the Company”.

(3) 2012 and 2011 volume information was restated for purposes of comparison of operational and financial information, due to the adoption of IFRS 11 – Joint Arrangements.

Convenience Translations into U.S. Dollars

Solely for the investor’s convenience, we have translated certain amounts included in this annual report from reais into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2015 of R$3.905 to US$1.00.  The translated amounts have been rounded.  These translations should not be considered as a representation that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate, as of those dates or any other date.  In addition, the translations should not be construed as a representation that the amounts translated into U.S. dollars are in accordance with generally accepted accounting principles.  See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real may substantially depreciate or appreciate against the U.S. dollar.  For more information on these risks, see “Item 10.  Additional Information—Risk Factors—Risks Relating to Brazil”.

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Year‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year ended:
December 31, 2011	1.876	1.671	1.535	1.902
December 31, 2012	2.044	1.958	1.702	2.112
December 31, 2013	2.343	2.174	1.953	2.446
December 31, 2014	2.656	2.360	2.197	2.740
December 31, 2015	3.905	3.339	2.575	4.195

(1) Average for period represents the average of the month‑end selling exchange rates during the relevant period.

	Month‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Month ended:
October 2015	3.859	3.880	3.739	4.001
November 2015	3.851	3.777	3.701	3.851
December 2015	3.905	3.871	3.748	3.983
January 2016	4.043	4.052	3.986	4.156
February 2016	3.980	3.974	3.865	4.049
March 2016	3.559	3.704	3.559	3.991
April 2016 (through April 11)	3.528	3.623	3.528	3.692

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
We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian government.  Our concessions range in duration from 20 to 35 years.  The Brazilian

Federal constitution requires all concessions relating to public services to be awarded through public tender.  Under laws and regulations specific to the electric energy sector, the Brazilian government may renew existing concessions for an additional period of up to 20 or 30 years, depending on the nature of the concession, without public tender, provided that the concessionaire has met minimum performance, financial and other relevant standards, and provided that the proposal is otherwise acceptable to the Brazilian government.  The Brazilian government has considerable discretion under Law No. 8,987/95, or the Concession Law, Law No. 9,074/95, Decree No. 7,805/12, Law No.12,783/13, Decree No. 8,461/15 and under concession contracts regarding renewal of concessions. Furthermore, we may also be subject to new regulations enacted by the Brazilian government that could retroactively affect the rules for renewal of our concessions and authorizations.

                The distribution concessions held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were originally granted in 1999 for a sixteen‑year term and have recently been extended to July 2045.  The extensions were granted under the new laws and regulations regarding distribution concessions, so the concessions are now subject to the new targets and standards established by the Brazilian authorities.  There is as yet no precedent regarding how the authorities will act under these new laws and regulations, which include certain variables that are beyond our control and which may therefore impair our ability to fully achieve the relevant goals.  If we do not achieve the applicable goals, our distribution concessions and, therefore, our revenues could be adversely affected.  See “Item 4—Information on the Company— Concessions, Permissions and Authorizations —Concessions”.

The tariffs that we charge for sales of electricity to Captive Consumers and the tariffs for using the distribution system that we charge to Free and Special Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

ANEEL has substantial discretion to establish the tariff rates that our distribution companies charge our consumers.  Our tariffs are determined under concession agreements with the Brazilian government, and in accordance with ANEEL’s regulations and decisions.

Our concession agreements and Brazilian law establish a mechanism that allows for three types of tariff adjustments: (i) annual adjustment (reajuste tarifário annual), or RTA, (ii) periodic revision (revisão tarifária periódica), or RTP, and (iii) extraordinary revision (revisão tarifária extraordinária), or RTE.  We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of the electricity we purchase and certain regulatory charges, including charges for the use of transmission and distribution facilities.  ANEEL generally carries out the RTP periodic tariff revision every four or five years (according to the terms of each concession agreement).  The objective of this periodic revision is to share gains with consumers and incentivize concessionaires to increase efficiency levels.   As such, it aims to identify variations in our costs and set a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments.  Extraordinary revisions of our tariffs may occur at any time, or may be requested by us.  Extraordinary revisions may have a negative effect on our results of operations or financial position, or may serve to offset unpredictable costs (such as taxes that significantly change our cost structure).  In addition, ANEEL currently reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

We cannot predict whether ANEEL will establish tariffs or methodologies that are favorable to us.  See “Item 5.  Operating and Financial Review and Prospects—Background—Periodic Revisions—RTP”.

We may not be able to comply with the terms of our concession agreements, authorizations and permissions, which could result in fines, other penalties and, depending on the gravity of the non‑compliance, in our concessions or authorizations being terminated.

ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements, authorizations and permissions.  Depending on the gravity of the non‑compliance, these penalties could include the following:

•         warning notices;

•         fines per breach of up to 2.0% of the annual revenues generated by the relevant concession or authorization, or (if the relevant concession or authorization is non-operational) up to 2.0% of the estimated value of the energy that would have been produced for the twelve months prior to the breach;

•         injunctions related to construction activities;

•         restrictions on the operation of existing facilities and equipment;

•         requiring the concessionaire’s controlling shareholders to carry out further capital expenditures (not applicable to authorizations);

•         intervention by ANEEL in the management of the concessionaire; and

•         termination of the concession or authorization.

In addition, the Brazilian government may terminate any of our concessions agreements, authorizations and permissions by means of expropriation if it deems this to be the public interest.

We are currently in compliance with all of the material terms of our concession agreements, authorizations and permissions. However, we cannot assure you that we will not be penalized by ANEEL for breaching our concession agreements or authorizations or that our concessions or authorizations will not be terminated in the future.  The compensation to which we are entitled upon expiration or early termination of our concessions or authorizations may not be sufficient for us to realize the full value of certain assets.  In addition, if any of our concession agreements or authorizations is terminated for reasons attributable to us, the effective amount of compensation by the granting authorities could be materially reduced through the imposition of fines or other penalties.  Accordingly, the imposition of fines or penalties on us or the termination of any of our concessions or authorizations could have a material adverse effect on our financial condition and results of operations.

We may not be able to fully pass through the costs of our electricity purchases and, to meet demand, we could be forced to purchase electricity in the spot market at prices substantially higher than under our long‑term purchase agreements.

Under the New Industry Model Law, an electricity Distributor must contract in advance, through public bids, for 100% of its forecast electricity needs for its distribution concession areas, and is authorized to pass through the cost of up to 105% of this electricity to consumers.  Over or under forecasting demand can have adverse consequences.  If we incorrectly forecast demand and we purchase less or more electricity than we need in a manner for which we are considered liable under applicable regulation, we may be prevented from passing through the costs of our electricity purchases in full to consumers, and we may also be forced to enter into the spot market to purchase electricity at prices substantially higher than under our long term purchase agreements (or sell it at prices substantially lower than under our concessions and authorizations).  For instance, the New Industry Model Law provides, among other restrictions, that if our forecast demand falls significantly short of actual electricity demand, we may be forced to make up the shortfall by purchasing in the spot market.  On the other hand, our forecast electricity demand may subsequently prove to be excessive if, for example, a significant portion of our Potential Free Consumers migrate and purchase electricity in the Free Market. If there are significant variations between our electricity needs and the volume of our electricity purchases, our results of operations may be adversely affected.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law” and “Item 4.  Information on the Company–Distribution–Purchases of Electricity”.

We may not be able to buy electricity in the amount we need to meet our sales agreements in the Free Market, which may expose us to the spot market at prices substantially higher than under our long term agreements.

On August 2, 2012, the Brazilian Ministry of Mines and Energy (MME) enacted Act. No. 455, which prohibited ex post adjustments to energy volume as of June 1, 2014 and required participants in the Free Market (although not Distributors) to register their expected consumption volume in advance with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, except in cases where they specifically indicate that the agreement concerned is linked to the effective consumption volume.  However, the Brazilian Association of Electricity Traders (or ABRACEEL) obtained an injunction preventing implementation of the rule requiring advance registration of volume requirements under Act 455/2012.  As a result, Act 455/2012 has been suspended for all CCEE participants (Generators, Traders and Free Consumers), since it may not be applied selectively to a specific group.  If the injunction is lifted, and if our projected energy volume proves incorrect so that we purchase less or more electricity than we need in the Free Market, we would no longer be able to adjust for our exposure to the energy volume purchased.  See “Item 4. Information on the Company—The New Industry Model Law—Recent Developments in the Free Market”.

Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may affect our results of operations.

We are dependent on the prevailing hydrological conditions in Brazil.  In 2015, according to data from the National Electrical System Operator (Operador Nacional do Sistema Elétrico), or ONS, approximately 71% of Brazil’s electricity supply came from Hydroelectric Power Plants.

Brazil is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  When hydrological conditions are poor, the ONS may dispatch Thermoelectric Power Plants, including those that we operate, to top up hydroelectric generation and maintain security levels in reservoirs and the electricity supply level in cases when the Hydroelectric Power Plants in Brazil, including those we operate, are unable to generate sufficient energy to honor their Assured Energy requirement in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE.  This deficit of hydroelectric energy, referred to as called the Generation Scaling Factor, or GSF, therefore exposes operators of Hydroelectric Power Plants to spot price risk.  The GSF was activated in 2014 and 2015, requiring us to purchase energy from Thermoelectric Power Plants and leading to adverse results in our Generation segment.  Under Federal Law 13,203 of December 8, 2015, we have effectively capped our exposure to this risk for the life of our existing PPAs, and have covered the cash outlay from January 2015 to July 2020 through the GSF payment we made in 2015 regarding the electricity required to serve our consumers in the Regulated Market.  We remain exposed to this spot price risk, however, with respect to the cost of electricity required to serve our consumers in the Free Market.  For further information, see “Item 4.  Information on the Company—The Brazilian Power Industry—Generation Scaling Factor.”

In the Distribution segment, thermoelectric generation can lead to additional energy purchase costs when the ONS dispatches Thermoelectric Power Plants by merit order, and extraordinary charges, such as a component of the System Service Charge (Encargo de Serviço do Sistema), the ESS, related to energy security, the ESS-SE, when these power plants are dispatched out of the merit order.  These additional costs are ultimately passed through by the Distributor to consumers through tariff increases in future annual adjustments or periodic reviews, as permitted by regulation.  However, there may be a cash flow mismatch in the intervening period, since these costs must be covered immediately, while the tariffs are only readjusted later.  For more information, see “Item 4.  Information on the Company—The Brazilian Power Industry—Regulatory Charges—ESS”.

In January 2015, the electricity sector began to implement a mechanism of monthly “tariff flags” under which consumer invoices may be subject to tariff additions on a monthly basis when energy supply costs reach certain levels, enabling consumers to adapt their usage to current energy costs.    Revenues collected under the tariff flag system are repaid to distribution companies on the basis of their relative energy cost for the period.  Due to the poor hydrological conditions that have been observed since 2013, red tariff flags were applied throughout 2015 since introduction of the system in January 2015.  Although this mechanism mitigates the cash flow mismatch in part, it may be insufficient to cover the thermoelectric energy supply costs, and Distributors still bear the risk of cash flow mismatches in the short term.  See “Item 4.  Information on the Company—The Brazilian Power Industry—Basis of Calculation of Distribution Tariffs”.

The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

Periods of severe or sustained below‑average rainfall resulting in an electricity shortage may adversely affect our financial condition and results of operations.  For example, during the low rainfall period of 2000 and 2001, the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002.  The Rationing Program established limits for energy consumption for industrial, commercial and residential consumers, with reductions in consumption ranging from 15% to 25%.  If Brazil experiences another electricity shortage (a condition which might happen and we are not able to control or anticipate), the Brazilian government may implement similar or other policies in the future to address the shortage.  For example, electricity conservation programs, including mandatory reductions in electricity consumption, could be implemented if poor hydrological conditions cannot be offset in practice by other energy sources, such as Thermoelectric Power Plants, thereby resulting in a low supply of electricity to the Brazilian market.

We are uncertain as to the review of our Hydroelectric Power Plants’ Assured Energy.

Decree No. 2,655 of July 2, 1998 established that the Assured Energy of generation power plants would be revised every five years.  As part of these revisions, the Brazilian Ministry of Mines and Energy (MME) can revise a company’s Assured Energy, limited to a maximum change of 5% per revision or 10% over the entire period of the concession agreement.  According to Portaria No. 515/2015 issued by the MME, the first revision of Assured Energy under this process is expected to be implemented for all Hydroelectric Power Plants (with the exception of SHPPs) in January 2017.  The methodology of this new revision has been published, but the application of the methodology to each Power Plant is not yet available.  We therefore cannot be certain how the MME’s revisions will affect the Assured Energy of each of our individual Power Plants, and whether it will increase or decrease our overall Assured Energy.  If the Assured Energy of a Power Plant is decreased, our ability to supply electricity under that plant’s power purchase agreements would be adversely affected, which could lead to a decrease in our revenues and increase our costs if our generation subsidiaries are required to purchase power elsewhere.  We expect similar revisions of Assured Energy under Decree 2,655/98 to continue to take place every five years. See “Item 4—Principal Regulatory Authorities—Ministry of Mines and Energy - MME”.

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

•         unforeseen engineering, regulatory and/or environmental problems;

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

Our activities are subject to comprehensive federal, state and municipal legislation, the need to obtain and maintain licenses, as well as regulation and supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies.  These agencies could take enforcement action against us for failure to comply with their regulations, or to obtain or maintain licenses.  These actions could include, among other things, the imposition of administrative and criminal sanctions, including fines and revocation of licenses.  The sanctions depend on the seriousness of the infraction, and any mitigating or aggravating circumstances applicable to the violator.  It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures to compliance, and consequently, increase our level of investment or divert funds from existing planned investments, either of which could have a material adverse effect on our financial condition and results of operations.

If we are unable to complete our proposed capital expenditure program in a timely manner, the operation and development of our business may be adversely affected.

We plan to invest approximately R$2,093 million in our generation activities (R$2,044 million in renewable sources and R$49 million in conventional sources), R$7,032 million in our distribution activities and R$515 million in our commercialization and services activities during the period from 2016 through 2020. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies.  We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

We are strictly liable for any losses and damages resulting from inadequate provision of electricity services, and our contracted insurance policies may not fully cover such losses and damages.

Under Brazilian law, we are strictly liable for direct and indirect losses and damages resulting from the inadequate provision of electricity distribution services.  In addition, our distribution facilities may, together with our transmission and generation utilities, be held liable for losses and damages caused to others as a result of interruptions or disturbances arising from the generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the ONS.  Until all responsible parties are identified, liability for any losses and damages is attributed as follows: (i) 35.7% to distribution entities; (ii) 28.6% to transmission entities; and (iii) 35.7% to generation entities.  These percentages are based on the number of votes that each concessionaire has in general meetings of the ONS and, therefore, may change in the future.  We cannot assure you that our contracted insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.

We may not be able to create the expected benefits and return on investments from our renewable energy generation businesses.

Through our subsidiary CPFL Renováveis we have made substantial capital investments (amounting to R$1,573 million for the last three fiscal years) in generation businesses other than hydroelectric power, principally wind and biomass generation.  These renewable generation businesses are dependent on certain factors that are not within our control and may significantly affect these businesses.

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

As of December 31, 2015, ESC Energia S.A., or ESC, PREVI (through BB Carteira Livre I FIA) and Energia São Paulo Fundo de Investimento em Ações, or Energia São Paulo FIA/Bonaire Participações S.A., owned 23.58%, 29.45% and 15.06%, respectively, of our outstanding common shares.  Bonaire Participações S.A., or Bonaire, is a holding company controlled by Energia São Paulo Fundo de Investimento em Ações.  These entities are parties to a shareholders’ agreement, pursuant to which they share the power to control us.  Our controlling shareholders may take actions that could be contrary to your interests, and our controlling shareholders will be able to prevent other shareholders, including you, from blocking these actions.  In particular, our controlling shareholders control the outcome of decisions at shareholders’ meetings, and they can elect a majority of the members of our Board of Directors.  Our controlling shareholders can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.  Their decisions on these matters may be contrary to the expectations or preferences of our non-controlling shareholders, including holders of our ADSs.  See “Item 7.  Major Shareholders and Related Party Transactions—Shareholders’ Agreement”.

We are exposed to increases in prevailing market interest rates as well as foreign exchange rate risk.

As of December 31, 2015, approximately 68.0% of our total indebtedness was denominated in reais and indexed to Brazilian money‑market rates or inflation rates, or bore interest at floating rates.  The remaining 32.0% of our total indebtedness as of December 31, 2015 was denominated in U.S. dollars, compared to approximately 18.0% as of December 31, 2014, although this U.S. dollar denominated debt is substantially subject to currency swaps that convert these obligations into reais.  In addition, the costs of electricity purchased from the Itaipu Power Plant, or Itaipu, a Hydroelectric Power Plant that is one of our major suppliers, are indexed to the U.S. dollar exchange rate.  Our tariffs are adjusted annually in order to contemplate the losses or gains from such electricity acquisition.  Accordingly, when the Brazilian real depreciates against the U.S. dollar, as was the case in 2015, our financing expenses increase.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

As of December 31, 2015, we had a debt of R$21,733 million.  Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness.  In addition, we may incur additional debt from time to time to finance acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness.  If we incur additional debt, the risks associated with our leverage would increase.

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

The level of default by our consumers could adversely affect our business, operational results, and/or financial situation

The level of default by our consumers may be affected by economic factors such as income levels, unemployment, interest rates, inflation and the price of energy.  The current macroeconomic situation in Brazil, combined with the increase in energy prices in recent years, could lead to an increase in default by our consumers.  Although we have implemented a number of measures to improve payment collection, we cannot assure you that these measures will be sufficient or effective in maintaining our consumer default at current levels.  If the level of default increases, our business, operational results and financial situation could be adversely affected.

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to political and economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers.  Standard & Poor’s downgraded Brazil below investment grade on September 9, 2015; Fitch Ratings lowered its rating for Brazil from BBB- to BB+ on December 16, 2015; and Moody’s Investors Service downgraded Brazil to Ba2 with negative outlook on February 24, 2016. These downgrades reflected poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

We cannot assure you that the Brazilian government will continue with its current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.

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

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties deriving from the ongoing Lava Jato and related investigations currently being conducted by the Brazilian Federal Police, the Office of the Brazilian Federal Prosecutor and other authorities, and their impact on the Brazilian economy and political environment.  Certain of the companies under investigation are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the SEC.  Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large companies (including state-owned companies) have faced allegations of political corruption, money laundering and other related crimes relating to government contracts that were granted to several infrastructure, oil and gas and construction companies.

The potential outcome of these investigations is uncertain, but they have already an adverse impact on market perception of the Brazilian economy and political environment.  We cannot predict whether these allegations and investigations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.  In addition, we cannot predict the outcome of any such allegations or their effect on the Brazilian economy.  Any of these matters could adversely affect our business, financial condition and results of operations.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our common shares.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies over the last decade.  The exchange rate of the real against the U.S. dollar was R$2.343 per US$1.00 on December 31, 2013; R$2.656 on December 31, 2014; and R$3.905 on December 31, 2015.  On April 11, 2016, the exchange rate was R$3.528 per US$1.00.  The real may further depreciate against the U.S. dollar in the future.

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

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, our ADSs.

Inflation and interest rate policies may impact the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2006 and 2015, the base interest rate in Brazil, or SELIC, varied between 7.25% p.a. and 18.00% p.a., reaching its lowest level (7.25%) at the end of 2012.  On April 11, 2016, the SELIC rate was 14.25% p.a.  Inflation has had and may in the future have significant effects on the Brazilian economy and our business.  Relatively lenient interest rate policies by the government and Brazilian Central Bank may trigger increases in inflation, and, consequently, volatility in growth and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.  Conversely, tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our ADSs and our common shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  The global financial crisis that commenced in 2008 led to significant consequences, including stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure.  Global recovery from this crisis has been slower than expected in recent years, with the largest emerging economies of China, Brazil and India posting weaker than expected results and the European Union is continuing to experience weak GDP growth, although the United States posted GDP growth of 2.4% in 2015.  Although economic conditions in other countries may differ significantly from economic conditions in Brazil, investor reactions to developments in those countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union, China or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to the ADSs and Our Common Shares
Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our common shares.  Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements.  ADS holders exercise voting rights by providing instructions to the depositary, as opposed to voting at shareholders’ meetings or by proxy.  In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.  For further information, see “Item 10.Additional Information—Voting Rights of ADS Holders”.

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the common shares into non‑Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to the common shares, you will not be able to remit abroad non‑Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares. For further information, see “Item 10.Additional Information— Allocation of Net Income and Distribution of Dividends-Payment of Dividends”.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 46.3% of the aggregate market capitalization of the BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias & Futuros, or BM&FBOVESPA, as of December 31, 2015.  The top ten stocks in terms of trading volume accounted for 39.3%, 46.3% and 41.3% of all shares traded on the BM&FBOVESPA in 2015, 2014, and 2013, respectively.

ITEM 4.                        Information on the Company

Overview

We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A.  Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14th floor – Suite 142, Vila Olímpia, CEP 04547‑005, São Paulo, state of São Paulo, Brazil and its telephone number is +55 11 3841‑8507.  Our Investor Relations Department is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, Km 2.5, nº 1,755, Parque São Quirino, CEP 13088-900, Campinas, state of São Paulo, Brazil, and its telephone number is +55 19 3756‑6083.

We are a holding company that, through our subsidiaries, distributes, generates, transmits and commercializes electricity in Brazil as well as provides energy-related services.  We were incorporated in 1998 as a joint venture among VBC Energia S.A., or VBC, 521 Participações S.A. and Bonaire to combine their interests in companies operating in the Brazilian power sector.

We are one of the largest electricity distributors in Brazil, based on the 40,157 GWh of electricity we distributed to approximately 7.8 million consumers in 2015.  In electricity generation, our Installed Capacity at December 31, 2015 was 3,164 MW.  Through our interest in CPFL Renováveis, we are also involved in the building of two SHPP and 11 wind farms, as a result of which we expect to increase our Installed Capacity to 3,334 MW over the next five years as they are completed.

We also engage in power commercialization, buying and selling electricity to power producers, Free Consumers and power trading companies.  We also provide agency services to Free Consumers before the CCEE and other agents as well as electricity‑related services to our affiliates and unaffiliated parties.  In 2015, the total amount of electricity sold by our commercialization subsidiaries was 0.485 GWh and 9,384 GWh to affiliated and unaffiliated parties, respectively.

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

•         In February 2014 CPFL Renováveis acquired Rosa dos Ventos Geração e Comercialização de Energia S.A., or Rosa dos Ventos for a acquisition price, after all adjustments, of R$103.4 million, consisting of (i) R$70.3 million in cash and (ii) the assumption of net debt in the amount of R$33.1 million.  Rosa dos Ventos holds an ANEEL authorization for two wind farms located on the coast of the state of Ceará: (i) Canoa Quebrada, which has Installed Capacity of 10.5 MW; and (ii) Lagoa do Mato, which has Installed Capacity of 3.2 MW.  Both wind farms are in full commercial operation, and all the energy generated has been contracted to Eletrobrás through the Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica), or Proinfa Program, which was established by the Brazilian government.

•         In February 2014, CPFL Renováveis entered into an agreement with Arrow – Fundo de Investimento em Participações, or Arrow, an investment fund, to acquire Arrow’s indirect subsidiary, Dobrevê Energia S.A., or DESA, by way of the merger of DESA’s holding company, WF2 Holding S.A., or WF2, with and into CPFL Renováveis, in exchange for the issuance of 61,752,782 new common shares of CPFL Renováveis to Arrow on October 1, 2014.  As a result of this transaction, our interest in CPFL Renováveis, through CPFL Geração, was reduced from 58.84% to 51.61%.  The facilities acquired from DESA consist of operational facilities with an Installed Capacity of 306 MW plus renewable generation construction projects with Installed Capacity of 50 MW, which are expected to start operations in 2016 and 2020.  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2014 reflect the impact of this change in shareholding and consolidation as from October 1, 2014.  See note 15.4.2 to our audited annual consolidated financial statements.

•         In March 2014, CPFL Renováveis completed the last wind farm of the Atlântica Complex (Atlântica I, II, IV and V Wind Farms) located in the municipality of Palmares do Sul, in the state of Rio Grande do Sul, has Installed Capacity of 120 MW, and has sold all its energy at the Alternative Sources Auction (“LFA/2010”) with a 20-year supply term and 461.7 GWh of contracted energy. The Atlântica Complex windmills have been commencing operations in phases since November 2013.

•         In June 2014, ANEEL certified the Macacos Complex (Pedra Preta, Costa Branca, Juremas and Macacos fields) fit for operation as of May 1, 2014.  Beginning on this date, the wind farms became eligible to bill for energy as required by the rules of the Alternative Sources Auction (LFA) 2010. The Macacos Complex, located in the city of João Câmara, in Rio Grande do Norte, has Installed Capacity of 78.2 MW and physical guarantee of 37.5 average MW.

•         In September 2014, we established TI Nect Serviços de Informática Ltda. or Authi, a company that provides informatics, information technology maintenance, system updates, program development and customization and computer and peripheral equipment maintenance services.

•         In October 2014, CPFL Eficiência Energética S.A., or ESCO, commenced operations.  CPFL ESCO, which is located in Jundiaí, in the state of São Paulo, provides consulting and management services related to energy efficiency improvements, rental of generation assets and research and development activities for energy-related programs. ESCO also provides the self-production services that were carried out by CPFL Serviços until October 2014.

•         In January 2015 we established CPFL Transmissora Morro Agudo S.A., a subsidiary of CPFL Geração, which will operate electric energy transmission concessions and carry out construction, implementation, operation and maintenance of transmission facilities on the Basic Network in the Interconnected Power System.

•         In April 2015, Morro dos Ventos II Wind farm commenced operations. Morro dos Ventos II, located in João Câmara, in the state of Rio Grande do Norte, has Installed Capacity of 29 MW and physical guarantee of 15.3 MW. From April 2015 until January 2016, when the 2011 A-5 auction energy sale contract came into effect, the energy generated by Morro dos Ventos II was injected into the system and sold in the short-term market.

•         In April 2015, at the 21st A-5/2015 Energy Auction, CPFL Renováveis traded an average of 14.8 MW of contracted energy to be generated by the Boa Vista II SHPPs.  The contract will have a duration of 30 years.

•         In an Extraordinary Shareholders’ Meeting held on September 30, 2015, our shareholders approved an internal transaction in which we transferred the Macaco Branco and Rio de Peixe plants from CPFL Centrais Geradoras Ltda. to CPFL Geração, in return for newly-issed shares of CPFL Geração in the amount of R$4 million, the book value of the plant transferred. This transaction has not produced effects in our consolidated financial statements for the period ended December 31, 2015.

•         In December 9, 2015, distribution concessions held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were extended to July 2045 due to application of Law No. 12,783/13 of 2013, which provided the renewal of certain type of distribution concession, subject to certain conditions, for a further term of up to 30 years. See “Item 4—Information on the Company— Concessions, Permissions and Authorizations —Concessions”.

•         On April 13, 2016 our Chief Executive Officer Wilson Ferreira announced his intention to resign the post that he has held since 2002.  He will remain in office until July 1, 2016.  Our board of directors has approved Andre Dorf, currently the Chief Executive Officer of CPFL Renovaveis, to replace Mr. Ferreira as our Chief Executive Officer.  Mr. Ferreira and Mr. Dorf will work together on the transition until July 1.

The following chart provides an overview of our corporate structure at March 31, 2016:

Notes:

(1) Controlling shareholders.

(2) Includes the 0.5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil.

(3) Includes the 0.2% stake of Petros e Sistel pension funds.

(4) Bounded shares, according to the Shareholders Agreement;

(5) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, pursuant to the Power Purchase Agreement between CPFL Geração and Furnas.

Our core businesses are:

•         Distribution.  In 2015, our eight fully‑consolidated distribution subsidiaries delivered 40,157 GWh of electricity to approximately 7.8 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

•         Conventional Generation.  At December 31, 2015, our conventional generation subsidiaries had Installed Capacity of 2,235 MW.  During 2015, we generated a total of 11,369 GWh of electricity, and we had 10,046 GWh of Assured Energy at December 31, 2015, the amount of energy representing our long‑term average electricity production, as established by ANEEL, which is the primary driver of our revenues from generation activities.  We hold equity interests in eight Hydroelectric Power Plants: Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães‑Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó.  Although the concession for the Serra da Mesa Hydroelectric Facility is held by another party, Furnas, we are entitled to 51.54% of its Assured Energy.  We also own three Thermoelectric Power Plants, Termonordeste, Termoparaíba and Carioba, although the Carioba Thermoelectric Power Plant has been deactivated.  In addition, 10 of our 50 Small Hydroelectric Power Plants remain under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras, and report their results within the Conventional Generation segment.

•         Renewable Generation.  Our indirect subsidiary, CPFL Renováveis, in which we own a 51.61% interest through CPFL Geração, concentrates our activities in energy generation through renewable sources.  CPFL Renováveis operates all of our wind farms and Thermoelectric Biomass Power Plants as well as 40 of our 50 Small Hydroelectric Power Plants.  These 40 Small Hydroelectric Power Plants, of which (i) 38 Small Hydroelectric Power Plants located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais, Mato Grosso and Paraná, are operational and have aggregate Installed Capacity of 399 MW, and (ii) two Small Hydroelectric Power Plants (Mata Velha SHPP and Boa Vista II SHPP) under construction to scheduled to commence operations in 2016 and 2020, respectively, and are expected to have Installed Capacity of approximately 24 MW and 26 MW.  CPFL Renováveis also has 45 wind farms, of which (i) 34 farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational and have aggregate Installed Capacity of 1,029 MW, and (ii) the remaining 11 farms are under construction, scheduled to commence operations between 2016 and 2018, and are expected to have Installed Capacity of approximately 282 MW.  CPFL Renováveis has eight operational Thermoelectric Biomass Power Plants, with aggregate Installed Capacity of 370 MW, located in the states of Minas Gerais, Paraná, São Paulo and Rio Grande do Norte.  CPFL Renováveis also operates the Tanquinho Solar Power Plant, which is located in the state of São Paulo and has Installed Capacity of 1.1 MWp.  At December 31, 2015, our total consolidated Installed Capacity through our Renewable Generation segment (calculated on the basis of our 51.61% interest in CPFL Renováveis) was 929 MW and we expect that our Renewable Generation segment will reach an Installed Capacity of 1,099 MW in 2020.  These capacity amounts do not include eventual decreases in our installed capacity ballast (limit of energy produced in our own power plants that we are allowed to sell).  Those decreases are calculated by the Ministry of Mines and Energy, for power plants participating in MRE.  For further details about MRE, see “—Regulatory Charges—Energy Reallocation Mechanism”.

•         Commercialization.  Our commercialization subsidiaries handle our commercialization operations and provide agency services to Free Consumers before the CCEE and other agents, including guidance on their operational requirements.  CPFL Brasil, our largest commercialization subsidiary, procures and sells electricity to Free Consumers, other commercialization and generation companies and distribution facilities.  In 2015, we sold 9,870 GWh of electricity, of which 9,384 GWh was sold to unaffiliated third parties.

•         Services.  Commencing January 1, 2012, we report the results of our services activities as a separate operating segment.  Our activities in this sector include providing electricity‑related services, such as project design and construction, to our affiliates and unaffiliated parties.

In addition to our five operating segments above, we consolidate a number of activities known as “Other”.  The activities consolidated under Other consist of (i) two transmission assets held through CPFL Geração, of which one (CPFL Piracicaba) is operational and the other (CPFL Morro Agudo) is under construction, (ii) CPFL Telecom and (iii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments.

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

Complete the development of our existing renewable generation projects, expand our generation portfolio by developing new conventional and renewable energy generation projects and maintain our position as market leader in renewable energy sources.  At December 31, 2015, our total consolidated Installed Capacity (calculated on the basis of our 51.61% interest in CPFL Renováveis) was 3,164 MW, of which 2,235 MW was conventionally generated and 929 MW was generated through renewable sources.  Through CPFL Renováveis, in August 2011 we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.

Our total Installed Capacity at December 31, 2015 represents a 0.1% increase as compared to Installed Capacity of 3,162 MW at December 31, 2014, due to the start of commercial operations at the Morro dos Ventos II wind farm in April 2015, partially offset by the reduction in our interest in Epasa from 57,12% at December 31, 2014 to 53.34% at December 31, 2015.  By the end of 2020, when we expect the Mata Velha and Boa Vista SHPPs and the Campo dos Ventos, São Benedito and Pedra Cheirosa wind complexes to become operational, we expect our total Installed Capacity to reach 3,334 MW.

Many of our generation facilities hold long‑term PPAs approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment.  We also have a consolidated portfolio of 1,782 MW (calculated on the basis of our 51.61% interest in CPFL Renováveis’ total portfolio of 3,453 MW) of renewable generation projects to be developed by CPFL Renováveis in the coming years.  When electricity consumption in Brazil returns to growth, we believe that there will continue to be new opportunities for us to explore investments in additional conventional and renewable generation projects.

Focus on further improving our operating efficiency.  The distribution of electricity in our distribution concession areas is our largest business segment, representing approximately 71.5% of our consolidated net income in 2015.  We continue to focus on improving the quality of our service and maintaining efficient operating costs by exploiting synergies and technologies.  We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.  In recent years, in order to achieve a new level of operational efficiency, we commenced roll out of the Tauron Program, which consists of two main projects: Smart Metering for Commercial and Industrial consumers (High Voltage and Medium Voltage customers) and Mobile Workforce Management.  This program is already delivering benefits, with 26,783 smart meters deployed in the field and our eight distribution companies operating with a data dispatch system for emergency services, replacing the previous voice-based system.

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

Position ourselves to take advantage of consolidation in our industry by using our experience in successfully integrating and restructuring other operations.  We believe that further stabilization of the regulatory environment in the Brazilian power industry in future may lead to substantial consolidation in the generation, transmission and, particularly, the distribution sectors.  Given our financial strength and managerial expertise, we believe that we are well‑positioned to take advantage of this consolidation.  If promising assets are available on attractive terms, we may make acquisitions that complement our existing operations and afford us and our consumers further opportunities to take advantage of economies of scale.

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

Our Service Territory

Distribution

We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2015.  Our eight distribution subsidiaries together supply electricity to a region covering 204,061 square kilometers, primarily in the states of São Paulo and Rio Grande do Sul.  Their concession areas include 5611 municipalities and a population of approximately 19 million people.  Together, they provided electricity to approximately 7.8 million consumers as of December 31, 2015.  Our eight subsidiaries distributed approximately 11.9% of the total electricity distributed in Brazil in 2015, based on data from the Energetic Studies Company (Empresa de Pesquisas Energéticas), or EPE.

Distribution Companies

We have eight distribution subsidiaries:

•         CPFL Paulista.  Companhia Paulista de Força e Luz, or CPFL Paulista, supplies electricity to a concession area covering 90,440 square kilometers in the state of São Paulo with a population of approximately 10.1 million people.  Its concession area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba.  CPFL Paulista had approximately 4.2 million consumers at December 31, 2015.  In 2015, CPFL Paulista distributed 22,068 GWh of electricity, accounting for approximately 23.4% of the total electricity distributed in the state of São Paulo and 6.3% of the total electricity distributed in Brazil during the year.

1              This total refers to the total number of municipalities situated within our subsidiaries’ concession areas.  In addition, we serve consumers located in municipalities outside of our concession areas in cases where those consumers are not served by the local concessionaire.

•         CPFL Piratininga.  Companhia Piratininga de Força e Luz, or CPFL Piratininga, supplies electricity to a concession area covering 6,785 square kilometers in the southern part of the state of São Paulo with a population of approximately 4.1 million people.  Its concession area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí.  CPFL Piratininga had approximately 1.7 million consumers at December 31, 2015.  In 2015, CPFL Piratininga distributed 9,236 GWh of electricity, accounting for approximately 9.8% of the total electricity distributed in the state of São Paulo and 2.6% of the total electricity distributed in Brazil during the year.

•         RGE.  Rio Grande Energia S.A., or RGE, supplies electricity to a concession area covering 86,152 square kilometers in the state of Rio Grande do Sul with a population of approximately 4.0 million people.  Its concession area covers 255 municipalities, including the cities of Caxias do Sul, Gravataí, Passo Fundo and Bento Gonçalves.  RGE had approximately 1.5 million consumers at December 31, 2015.  In 2015, RGE supplied 8,011 GWh of electricity, accounting for approximately 33.4% of the total electricity distributed in the state of Rio Grande do Sul and 2.3% of the total electricity distributed in Brazil during the year.

•         CPFL Santa Cruz.  Companhia Luz e Força Santa Cruz, or CPFL Santa Cruz, supplies electricity to a concession area covering 11,850 square kilometers, which includes 27 municipalities in the northwest part of the state of São Paulo and three municipalities in the state of Paraná.  In 2015, CPFL Santa Cruz distributed 1,042 GWh of electricity to approximately 205,000 consumers, accounting for approximately 1.1% of the total electricity distributed in the state of São Paulo and 0.3% of the total electricity distributed in Brazil during the year.

•         CPFL Jaguari.  Companhia Jaguari de Energia, or CPFL Jaguari, supplies electricity to a concession area covering 252 square kilometers, which includes 2 municipalities of the state of São Paulo.  In 2015, CPFL Jaguari distributed 492 GWh of electricity to approximately 39,000 consumers.

•         CPFL Mococa.  Companhia Luz e Força de Mococa, or CPFL Mococa, supplies electricity to a concession area covering 1,884 square kilometers, which includes one municipality in the state of São Paulo and three municipalities in the state of Minas Gerais.  In 2015, CPFL Mococa distributed 204 GWh of electricity to approximately 46,000 consumers.

•         CPFL Leste Paulista.  Companhia Leste Paulista de Energia, or CPFL Leste Paulista, supplies electricity to a concession area covering 2,915 square kilometers, which includes seven municipalities of the state of São Paulo.  In 2015, CPFL Leste Paulista distributed 285 GWh of electricity to approximately 57,000 consumers.

•         CPFL Sul Paulista.  Companhia Sul Paulista de Energia, or CPFL Sul Paulista, supplies electricity to a concession area covering 3,783 square kilometers, which includes five municipalities of the state of São Paulo.  In 2015, CPFL Sul Paulista distributed 392 GWh of electricity to approximately 83,000 consumers.

On December 9, 2015 the concessions held by CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were extended to July 2045.  For further information on the extension of these concessions, see “—Our Concessions and Authorizations—Concessions.”

Distribution Network

Our eight distribution subsidiaries operate distribution lines with voltage levels ranging from 11.9 kV to 138 kV.  These lines distribute electricity from the connection point with the Basic Network to our power substations, in each of our concession areas.  All consumers that connect to these distribution lines, including Free Consumers and other concessionaires, are required to pay a tariff for using the system (Tarifa de Uso do Sistema de Distribuição), or TUSD.

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

At December 31, 2015, our distribution networks consisted of 247,422 kilometers of distribution lines, including 369,526 distribution transformers.  Our eight distribution subsidiaries had 9,986 km of High Voltage distribution lines between 34.5 kV and 138 kV.  At that date, we had 453 transformer substations for transforming High Voltage into Medium Voltages for subsequent distribution, with total transforming capacity of 14,865 mega‑volt amperes.  Of the industrial and commercial consumers in our concession area, 355 had 69 kV, 88 kV or 138 kV high‑voltage electricity supplied through direct connections to our High Voltage distribution lines.

System Performance

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses.  Technical losses are those that occur in the ordinary course of our distribution of electricity.  Commercial losses are those that result from illegal connections, fraud or billing errors and similar matters.  Electricity loss rates of our three largest distribution subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) compare favorably to the average for other major Brazilian electricity distributors according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.

We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud or billing errors.  To achieve this, in each of our eight subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing.  We conducted 266,493 inspections during 2015, which we believe led to a recovery of receivables estimated at more than R$29 million.

Power Outages

The following table sets forth the frequency and duration of electricity outages per consumer for the years ended December 31, 2015 and 2014 for each of our distribution subsidiaries:

	Year ended December 31, 2015
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
SAIFI[1]	4.89	4.31	8.33	6.34	4.61	5.92	5.67	9.47
SAIDI[2]	7.75	7.25	15.98	8.46	6.93	7.04	7.92	11.51

(1) Frequency of outages per consumer per year (number of outages).

(2) Duration of outages per consumer per year (in hours).

	Year ended December 31, 2014
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
SAIFI[1]	4.87	4.20	9.14	5.29	4.31	7.26	6.19	6.91
SAIDI[2]	6.92	6.98	18.77	6.75	5.36	6.76	8.40	9.55

(1) Frequency of outages per consumer per year (number of outages)

(2) Duration of outages per consumer per year (in hours)

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages.  According to data from ABRADEE for 2014, the most recent data available, our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

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

ANEEL establishes performance indicators per consumer to be complied with by power companies.  If these indicators are not reached, we are obliged to reimburse our consumers, and our revenues are negatively affected.  In 2015, according to data from ANEEL, the amount we reimbursed our consumers was lower than the average amount reimbursed by power companies of similar size.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, thereby allowing us to have low rates of scheduled interruption, which amounts to up to approximately 8.1% of total interruptions.  Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions.  In 2015, we invested approximately R$849 million in our Distribution segment, primarily in: (i) expansion, maintenance, improvement, automation, modernization and reinforcement of the electrical system in order to meet market growth; (ii) operational infrastructure; (iii) customer service; and (iv) research and development programs, among other things.  We expect to invest an additional R$1,178 million for such purposes throughout 2016.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities.  In 2015, 11.2% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries (including our joint ventures).

In 2015, we purchased 10,261 GWh of electricity from the Itaipu Power Plant, amounting to 17.5% of the total electricity we purchased.  Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity.  This treaty will expire in 2023.  Electric utilities operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu.  The amounts that these companies must purchase are governed by take‑or‑pay contracts with tariffs established in US$/kW.  ANEEL determines annually the amount of electricity to be sold by Itaipu.  We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity, at a price of US$38.07/Kw.  Our purchases represent approximately 17.0% of Itaipu’s total supply to Brazil.  This share was fixed by law according to the amount of electricity sold in 1991.  The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty and fixed to cover Itaipu’s operating expenses, payments of principal and interest on its U.S. dollar‑denominated debts and the cost of transmitting the power to their concession areas.

The Itaipu Power Plant has an exclusive transmission network.  Distribution companies pay a fee for the use of this network.

In 2015, we paid an average of R$279.65 per MWh for purchases of electricity from Itaipu, compared with R$132.82 during 2014 and R$121.11 during 2013.  These figures do not include the transmission fee.

We purchased 48,346 GWh of electricity in 2015 from generating companies other than Itaipu, representing 82.5% of the total electricity we purchased.  We paid an average of R$210.44 per MWh for purchases of electricity from generating companies other than Itaipu, compared with R$201.79 per MWh in 2014 and R$147.30 per MWh in 2013.  For more information on the Regulated Market and the Free Market, see “—The New Industry Model Law— The Regulated Market” and “—The New Industry Model Law— The Free Market”.

The following table shows amounts purchased from our suppliers in the Regulated Market and in the Free Market, for the periods indicated.

	Year Ended December 31,
	2015	2014	2013
	(in GWh)
Energy purchased for resale
Itaipu	10,261	10,417	10,719
Electric Energy Trading Chamber - CCEE	2,946	5,074	2,974
Proinfa Program	1,058	1,043	1,019
Energy purchased in the Regulated Market and through bilateral contracts	44,342	42,345	42,980
TOTAL	58,607	58,879	57,692

The provisions of our electricity supply contracts are governed by ANEEL regulations.  The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

Beginning in 2013, all distribution companies in Brazil have been required to purchase electricity from generation companies whose concessions were renewed in accordance with Law 12,783/13.  The tariffs and volumes of electricity to be purchased by each distribution company, as well as the provisions of the applicable agreements between the generation and distribution companies, were set by ANEEL in the law.  Since distribution companies are required to contract in advance, through public bids, for 100% of their forecast electricity needs and are only authorized to pass through the cost of up to 105% of this electricity to consumers, any involuntary quota to be purchased from generation companies whose concessions were renewed under Law 12,783/13 that takes a distributor’s energy volume to more than 105% of its forecast would lead to additional costs for the distributor.  As a result, Normative Resolution No. 706 of March 29, 2016 provided that the costs resulting from involuntary purchase quotas can be passed on to consumers, and the energy volume can be offset from electricity auctions from existing power generation facilities in the following years.  See “Item 3.  Key Information—Risk Factors—Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may affect our results of operations” and “Item 3.  Key Information—Risk Factors—We may not be able to fully pass through the costs of our electricity purchases and, to meet demand, we could be forced to purchase electricity in the spot market at prices substantially higher than under our long term purchase agreements”.

Transmission Tariffs.  In 2015, we paid a total of R$1,465 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high‑voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

We classify our consumers into five principal categories.  See note 27 to our audited annual consolidated financial statements for a breakdown of our sales by category.

•         Industrial consumers. Sales to final industrial consumers accounted for 23.6% of revenues from electricity sales in our Distribution segment in 2015.

•         Residential consumers. Sales to final residential consumers accounted for 42.0% of our revenues from electricity sales in our Distribution segment in 2015.

•         Commercial consumers.  Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 22.5% of our revenues from electricity sales in our Distribution segment in 2015.

•         Rural consumers.  Sales to final rural consumers accounted for 3.2% of our revenues from electricity sales in our Distribution segment in 2015.

•         Other consumers.  Sales to other consumers, which include public and municipal services such as street lighting, accounted for 8.7% of our revenue of electricity sales in our Distribution segment in 2015.

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

The following tables set forth our average retail prices for each consumer category for 2015 and 2014.  These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2015 and 2014.

	Year ended December 31, 2015
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
	(R$/MWh)
Residential	589.00	612.81	671.50	639.32	574.85	584.19	543.00	652.28
Industrial	561.40	550.31	533.24	609.89	509.75	483.70	460.79	517.43
Commercial	557.18	569.18	655.85	645.61	547.01	557.46	511.06	591.04
Rural	330.76	391.27	361.01	408.32	354.60	367.52	337.81	389.43
Other	437.75	418.14	276.94	354.28	422.77	422.89	396.75	442.72
Total	543.50	565.51	518.22	544.61	486.10	510.87	474.80	545.21
	Year ended December 31, 2014
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
	(R$/MWh)
Residential	394.06	378.82	431.13	415.97	374.54	381.50	309.37	437.22
Industrial	364.14	330.51	327.26	384.69	302.95	286.98	237.19	302.98
Commercial	366.82	352.67	419.95	421.79	344.86	356.49	284.17	388.85
Rural	203.82	232.05	220.55	249.83	213.03	225.60	184.13	233.33
Other	280.68	254.17	186.10	225.00	255.96	257.10	208.68	270.16
Total	357.14	347.00	331.10	346.49	301.75	322.53	252.07	346.54

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

TUSD.  The TUSD tariffs, which are set by ANEEL, consist of the three tariffs described under “Item 4.  Information on the Company—System Tariffs—TUSD”.  In 2015, tariff revenues for the use of our network by Free Consumers amounted to R$1,898 million.  The average tariff for the use of our network was R$119.92/MWh and R$58.97/MWh in 2015 and 2014, respectively, including the TUSD we charge to other distributors connected to our Distribution Networks.

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our consumers is determined by consumer and tariff categories.  Meter readings and invoicing take place on a monthly basis for Low Voltage consumers, with the exception of rural consumers, whose meters are read in intervals varying from one to two months, as authorized by relevant regulation, and consumers of our subsidiary RGE, whose meters are read in intervals varying from one to three months. Bills are issued from meter readings or, if meter readings are not possible, from the average of monthly consumption.  Low voltage consumers are billed within a maximum of three business days after the meter reading, with payment required within a minimum of five business days after the invoice presentation date.  In case of nonpayment, we send the consumer a notice of nonpayment with the following month’s invoice and we allow the consumer up to 15 days to settle the amount owed to us.  If payment is not received within three business days after that 15‑day period, the consumer’s electricity supply may be suspended.  We may also take other measures, such as inclusion of the consumer in the list of debtors of credit reporting agencies, or extrajudicial or judicial collection through collection agencies.

High voltage consumers are read and billed on a monthly basis with payment required within five business days after the receipt of an invoice.  In the event of nonpayment, we send the consumer a notice two business days after the due date, giving a deadline of 15 days to make payment.  If payment is not made within three business days after that 15‑day period, the consumer’s service is discontinued.

According to the most recent data from ABRADEE, the percentage of customers in default for our three largest distribution subsidiaries compare favorably to the average for other major Brazilian electricity distributors.  For this purpose, consumers in default are consumers whose bills are over 90 days overdue.  Bills due and outstanding for over 360 days are classified as irrecoverable.

Customer Service

We strive to provide high‑quality customer service to our distribution consumers.  We provide customer service 24 hours a day, 7 days a week.  The requests are received using a variety of platforms such as call centers, our website, SMS and our smartphone application.  In 2015, we responded to approximately 39.4 million inquiries.  We also provide customer service through our branch offices, which handled approximately 5.6 million customer requests in 2015.  The growth in electronic requests has allowed us to reduce our customer service costs and provide customer service through our call center to a larger number of customers without access to the Internet.  Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

Generation of Electricity

We are actively expanding our generating capacity.  In accordance with Brazilian regulations, revenues from generation are based mainly on the Assured Energy of each facility, rather than its Installed Capacity or actual output.  Assured Energy is a fixed output of electricity established by the Brazilian government in the relevant concession agreement.  For certain companies, actual output is determined periodically by the ONS in view of demand and hydrological conditions.  Provided that a generation facility has sold its electricity and participates in the MRE, it will receive at least the revenue amount that corresponds to its Assured Energy, even if it does not actually generate all the energy. For more information, see “—The Brazilian Power Industry—Generation Scaling Factor”.  Conversely, if a generation facility’s output exceeds its Assured Energy, its incremental revenue is equal only to the costs associated with generating the additional energy.

Most of our Hydroelectric Power Plants are members of the MRE, a system by which hydroelectric generation facilities share the hydrological risks of the Interconnected Power System.  Our total Installed Capacity in our Conventional Generation and Renewable Generation segments was 3,164 MW as of December 31, 2015.  Most of the electricity we produce comes from our Hydroelectric Power Plants.  We generated a total of 17,066 GWh in 2015, 13,658 GWh in 2014 and 11,427 GWh in 2013, in each case after accounting for the decrease in our participation in CPFL Renováveis as a result of its initial public offering in 2013 and the agreement with Arrow in 2014 (see “– Overview”).

If less than the total Assured Energy is being generated (i.e., if the Generation Scaling Factor, or GSF, is less than 1.0), hydroelectric companies must purchase energy in the spot market to cover the energy shortage and meet their Assured Energy volumes under the MRE.  From 2005 to 2012, the GSF remained above 1.0.  Beginning in 2013, however, this scenario began to change, which led the GSF to remain below 1.0 for the whole of 2014, and in 2015 it ranged from 0.783 to 0.825, requiring electricity generators to purchase energy in the spot market, thereby incurring significant costs.  Under Federal Law 13,203, however, we renegotiate our power purchase agreements for the Regulated Market in December 2015, setting the GSF cost at a risk premium of R$9.50/MWh per year through the end of the power purchase agreement or the end of the concession, whichever occurs sooner.  For more information on the GSF and Federal Law 13,203, see “—The Brazilian Power Industry—Generation Scaling Factor”.

Conventional Generation

Hydroelectric Power Plants

At December 31, 2015, our subsidiary CPFL Geração owned a 51.54% interest in the Assured Energy from the Serra da Mesa Power Plant.  Through its generation subsidiaries CERAN, BAESA, ENERCAN and Chapecoense, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves, 14 de Julho and Foz do Chapecó Power Plants, which have been operational since December 2004, November 2005, February 2007, March 2008, December 2008 and October 2010, respectively.  Through CPFL Jaguari Geração, we owned a 6.93% interest in the Assured Energy from the Luis Eduardo Magalhães Power Plant.

All Installed Capacity and Assured Energy numbers stated in the discussion below refer to the full capacity of the plant in question rather than our consolidated share of such energy, which reflects our interest in the plant.

Serra da Mesa.  Our largest Hydroelectric Facility in operation is the Serra da Mesa facility, which we acquired in 2001 from ESC (formerly VBC), one of our controlling shareholders.  Furnas began construction of the Serra da Mesa facility in 1985.  In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction.  Serra da Mesa currently consists of three Hydroelectric Facilities located on the Tocantins River in the state of Goiás.  The Serra da Mesa facility began operations in 1998 and has a total Installed Capacity of 1,275 MW.  The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility.  Under Furnas’ agreement with us, which has a 30‑year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028 even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires.  We sell all of such electricity to Furnas under an electricity purchase contract that was renewed in March 2014 at a price that is adjusted annually based on the IGP‑M.  This contract expires in 2028.  Our share of the Installed Capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively. On May 30, 2014, the concession held by Furnas was formally extended to November 12, 2039.

CERAN Hydroelectric Complex.  We own a 65.0% interest in CERAN, a subsidiary that was granted a 35‑year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex.  The other shareholders are CEEE (with 30.0%) and Desenvix (with 5.0%).  The CERAN hydroelectric complex consists of three Hydroelectric Power Plants: Monte Claro, Castro Alves and 14 de Julho.  The CERAN Hydroelectric Complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul.  The entire CERAN Hydroelectric Complex has an Installed Capacity of 360 MW and estimated Assured Energy of 1,515.4 GWh per year, of which our share is 985 GWh/year.  We sell our participation in the Assured Energy of this Complex to affiliates in our group.  These facilities are operated by CERAN, under CPFL Geração’s supervision.

•         Monte Claro.  Monte Claro’s first generating unit, which became operational in 2004, has Installed Capacity of 65 MW and the second generating unit, which became operational in 2006, also has an Installed Capacity of 65 MW, giving total Installed Capacity of 130 MW and Assured Energy of 516.8 GWh per year.

•         Castro Alves.  In March 2008, the first generation unit of the Castro Alves Power Plant became operational, with total Installed Capacity of 43.4 MW.  In April 2008, the second generation unit became operational, with Installed Capacity of 43.4 MW.  In June 2008, this plant became fully operational (when the third generation unit started operations), giving total Installed Capacity of 130 MW and annual Assured Energy of 560.6 GWh per year.

•         14 de Julho.  The first generation unit of the 14 de Julho Power Plant became operational in December 2008, and the second generation unit became fully operational in March 2009.  This plant has a total Installed Capacity of 100 MW and an annual Assured Energy of 438 GWh.

Following a refurbishment of the CERAN Hydroelectric complex in 2013, we installed equipment on the Monte Claro Hydroelectric Power Plant in order to improve the free flow of water and increase the plant’s availability.  Following monitoring, however, this equipment did not operate satisfactorily and the project was cancelled.  We are currently assessing alternative measures in order to raise the electricity generated by the CERAN complex.

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

Foz do Chapecó.  We own a 51.0% interest in Chapecoense, a joint venture formed by a consortium of private and public sector companies that was granted a 35‑year concession in November 2001 to construct, finance and operate the Foz do Chapecó Hydroelectric Power Plant.  The remaining 49.0% interest in the joint venture is divided among Furnas, which holds a 40.0% interest, and CEEE, which holds a 9.0% interest.  The Foz do Chapecó Hydroelectric Power Plant is located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul.  The Foz do Chapecó Power Plant became fully operational in March 2011 with 855 MW of total Installed Capacity and Assured Energy of 3,784.3 GWh per year.  We sell 40.0% of our share in the Assured Energy of this project to affiliates in our group and 60.0% through Agreements on Energy Commercialization in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.  In January 2013, at the request of ANEEL, we began the process of transferring the Foz do Chapecó Substation and exclusive transmission lines to the Basic Network, thereby eliminating maintenance costs and responsibility for operation of these assets, and reducing the transmission line energy loss factor (regulatory loss).  As of December 31, 2015, this transfer had not been completed as ANEEL had not completed its evaluation of the proposal.

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

Thermoelectric Power Plants

We operate three Thermoelectric Power Plants.  Termonordeste, which commenced operations in December 2010, and Termoparaíba, which commenced operations in January 2011 under ANEEL authorizations, are powered by fuel oil from the EPASA complex, with total Installed Capacity of 341.6 MW and total Assured Energy of 2,169.0 GWh per year.  On December 31, 2015, we owned an aggregate 53.34% interest in Termonordeste and Termoparaíba.  The Termonordeste and Termoparaíba Thermoelectric Power Plants are located in the city of João Pessoa, in the state of Paraíba.  The electricity from these power plants was sold in CCEARs, and part of this energy was purchased by our own distributors.

The remaining facility, Carioba, has an Installed Capacity of 36 MW; however, it has been officially deactivated since October 19, 2011, as provided for in Order No. 4,101 of 2011.  We have applied to terminate the Carioba concession since ANEEL reduced the subsidy associated with the Fuel Usage Quota Account (Conta de Consumo de Combustível), or the CCC Account.  ANEEL has recommended that the MME terminate Carioba’s concession.  The MME is currently analyzing the request.

Small Hydroelectric Power Plants

At December 31, 2015, 10 of our 50 Small Hydroelectric Power Plants were under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras. These 10 Small Hydroelectric Power Plants reported their results within the Conventional Generation segment.  They consist of two groups of facilities:

•         Nine of these facilities were originally managed together with their associated distribution companies within our Distribution segment.  Law No. 12,783 of January 11, 2013 specified the conditions for the renewal of generation, transmission and distribution concessions obtained under articles 17, 19 or 22 of Law No. 9,074 of July 7, 1995.  Under Law No. 12,783/13, these concessions may be extended once, at the discretion of the Brazilian government, for up to 30 years, in order to ensure the continuity and efficiency of the services rendered and of low tariffs.  In addition, Law No. 12,783/13 provided that holders of concessions that were due to expire in 2015, 2016 and 2017 could apply for early renewal in 2013, subject to certain conditions.  However, Resolution No. 521/12 published by ANEEL on December 14, 2012 established that the generation concessions to be renewed under Law No. 12,783/13 must be partitioned into separate operating entities in cases where the Installed Capacity of the original concessionaire entity exceeded 1 MW.  On October 10, 2012, in anticipation of Law 12,783/13, we applied for early renewal of the concessions held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, which were originally granted in 1999 for a 16‑year term.  Pursuant to the partition requirement under Resolution No. 521/12, we were required to separate the generation and distribution activities of three of the plants, Rio do Peixe I and II and Macaco Branco, whose generation facilities were transferred to CPFL Centrais Geradoras on August 29, 2013.  At that time, our Management decided for operational reasons to partition the generation and distribution activities of the remaining six facilities held by the five distribution subsidiaries (Santa Alice, Lavrinha, São José, Turvinho, Pinheirinho and São Sebastião), the generation facilities of which were also transferred to CPFL Centrais Geradoras. In addition, the concession agreements for Macaco Branco and Rio do Peixe were transferred from CPFL Centrais Geradoras to CPFL Geração on September 30, 2015 (see “–Overview”).

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

The following table sets forth certain information relating to our principal conventional generation facilities in operation and the Small Hydroelectric Power Plants that reported their results within the Conventional Generation segment as of December 31, 2015:

	Holding company	Partic.	Capacity (MW)		Assured Energy (GWh)		Placed in service	Concession expires
			Our share	TOTAL	Our share	TOTAL
Hydroelectric plants:
Serra da Mesa	CPFL Geração	51.54%	657.1	1,275.0	3,029.5	5,878.0	1998	2039(1)
Monte Claro	CPFL Geração	65%	84.5	130.0	335.9	516.8	2004	2036
Barra Grande	CPFL Geração	25.01%	172.6	690.0	833.9	3,334.1	2005	2036
Campos Novos	CPFL Geração	48.72%	428.7	880.0	1,612.8	3,310.4	2007	2035
Castro Alves	CPFL Geração	65%	84.5	130.0	364.4	560.6	2008	2036
14 de Julho	CPFL Geração	65%	65.0	100.0	284.7	438.0	2008	2036
Luis Eduardo Magalhães	CPFL Jaguari de Geração	6.93%	62.5	902.5	319.7	4,613.0	2001	2032
Foz do Chapecó	Chapecoense	51%	436.1	855.0	1,930.0	3,784.3	2010	2036
SUBTOTAL ‑ Hydroelectric plants			1,991.0		8,710.8

Thermoelectric plants:
Carioba	CPFL Geração	100%	36.0	36.0	93.7	93.7	1954	2027(2)
EPASA facilities:
Termonordeste	CPFL Geração	53.34%(4)	91.1	170.8	578.5	1,084.5	2010	2042
Termoparaíba	CPFL Geração	53.34%(4)	91.1	170.8	578.5	1,084.5	2011	2042
SUBTOTAL ‑ Thermoelectric plants			218.2		1,250.7

Small Hydroelectric Plants
Cariobinha	CPFL Geração	100%	1.3	1.3	-	-	N/A	2027(2)
Lavrinha	CPFL Centrais Geradoras	100%	0.3	0.3	2.1	2.1	N/A	(3)
Macaco Branco	CPFL Geração	100%	2.4	2.4	14.5	14.5	N/A	2042
Pinheirinho	CPFL Centrais Geradoras	100%	0.7	0.7	4.2	4.2	N/A	(3)
Rio do Peixe I	CPFL Geração	100%	3.1	3.1	3.9	3.9	N/A	2042
Rio do Peixe II	CPFL Geração	100%	15.0	15.0	46.8	46.8	N/A	2042
Santa Alice	CPFL Centrais Geradoras	100%	0.6	0.6	3.6	3.6	N/A	(3)
São José	CPFL Centrais Geradoras	100%	0.8	0.8	2.1	2.1	N/A	(3)
São Sebastião	CPFL Centrais Geradoras	100%	0.7	0.7	4.6	4.6	N/A	(3)
Turvinho	CPFL Centrais Geradoras	100%	0.8	0.8	2.2	2.2	N/A	(3)
SUBTOTAL – Small Hydroelectric Plants			25.7		84.0
TOTAL – Conventional Generation			2,234.9		10,105.2

(1) The concession for Serra da Mesa is held by Furnas. On May 30, 2014, the concession held by Furnas was formally extended to November 12, 2039.  We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30‑year agreement.

(2) Inactive power plant.

(3) Hydroelectric projects with an Installed Capacity equal to or less than 3,000 kW that are registered with the regulatory authority and the administrator of power concessions but do not require concession or authorization processes for operating.

(4) After a capital increase on January 31, 2014, the holdings of certain shareholders of the joint venture EPASA were diluted. As per the actual Shareholders Agreement, these shareholders were entitled to repurchase shares in order to reconstitute their holdings. This right was exercised during February 2015, and as from March 1, 2015, CPFL Geração holds 53.34% of EPASA.

Renewable Generation

At December 31, 2015, through our subsidiary CPFL Geração, we owned a 51.61% interest in CPFL Renováveis, a company resulting from an association with another Brazilian renewable energy producer, Energias Renováveis S.A., or ERSA, which holds our subsidiaries engaged in the generation of electricity from renewable sources.  Through CPFL Renováveis, in August 2011, we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.  We have fully consolidated CPFL Renováveis in our financial statements since August 1, 2011.  CPFL Renováveis carried out its initial public offering in July 2013, resulting in a decrease in our shareholding from 63% to 58.84%. On October 1, 2014, CPFL Renováveis acquired 100% of the shares of DESA through an issuance of shares of CPFL Renováveis, resulting in a decrease in our shareholding of CPFL Renováveis from 58.84% to 51.61%.

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

•         29 subsidiaries involved in the generation of electric energy through 40 Small Hydroelectric Power Plants, consisting of (i) 38 SHPPs that are operational, with aggregate Installed Capacity of 399 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Paraná, Minas Gerais and Mato Grosso, and (ii) two SHPPs (Mata Velha and Boa Vista II), with 50 MW of combined Installed Capacity, which are under construction and scheduled to commence operations in 2016 and 2020, respectively.

•         45 subsidiaries involved in the generation of electric energy from wind sources.  Of this total, 34 farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational and have aggregate Installed Capacity of 1,029 MW (or aggregate capacity of 1,032 MW based on the total industrial capacity of CPFL Renováveis’ assets).  The remaining 11 farms are under construction, scheduled to commence operations between 2016 and 2018, and are expected to have aggregate Installed Capacity of approximately 282 MW.

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

CPFL Renováveis operates 40 of our 50 (48 operational and two under construction) Small Hydroelectric Power Plants primarily under the concession and registration regime, all located in the state of São Paulo, Minas Gerais, Mato Grosso, Paraná, Santa Catarina and Rio Grande do Sul.

There have been several revisions, mainly consisting of reductions, to CPFL Renováveis’ Assured Energy, on account of reductions in the expected operational performance.

The automation of these power plants allows us to carry out control, supervision and operations remotely.  Since CPFL Energia acquired CPFL Renováveis’ renewable business, we have established an operational center for the management and monitoring of our power plants in Jundiai, São Paulo. Regarding the remote control, supervison and operation of the wind energy assets, we have also established a remote control center in Fortaleza, Ceará.

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

CPFL Bioenergia.  In partnership with Baldin Bioenergia, we have constructed a co‑generation plant in the city of Pirassununga, in the state of São Paulo, that became operational in August 2010.  This co‑generation plant has total Installed Capacity of 45 MW.  The plant has an Assured Energy of 112.1 GWh and all of its electricity is sold to CPFL Brasil.

CPFL Bio Formosa.  In 2009, CPFL Brasil established the Baía Formosa power plant (CPFL Bio Formosa), located in the city of Baía Formosa, in the state of Rio Grande do Norte, with total Installed Capacity of 40 MW.  The CPFL Bio Formosa plant began operations in September 2011.   Approximately 11 MW of energy were sold in the A-5 auction (see “— The New Industry Model Law —Auctions on the Regulated Market”), with CCEARs in force until 2025.

CPFL Bio Buriti.  In March 2010, CPFL Bio Buriti, which was formed to develop electric energy generation projects using sugarcane bagasse, executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The CPFL Bio Buriti plant, located in the city of Buritizal, in the state of São Paulo, began its operations in October 2011.  The total Installed Capacity of this plant is 50 MW.  CPFL Bio Buriti has an associated PPA of 185.7 GWh in force until 2030 with CPFL Brasil.

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

CPFL Bio Pedra.  In March 2010, CPFL Bio Pedra, which we formed to develop electric energy generation projects using sugarcane bagasse, executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  Bio Pedra, located in Serrana, in the state of São Paulo, started operations in May 2012 with total Installed Capacity of 70 MW and Assured Energy of 213.7 GWh.  The electricity from CPFL Bio Pedra has been sold through an auction held in 2010, with CCEARs in force until 2027.

CPFL Bio Ester.  In October 2012, CPFL Renováveis completed the acquisition of the electrical energy and steam co‑generation assets of SPE Lacenas Participações Ltda., which controls the Ester Thermoelectric Power Plant, located in the municipality of Cosmópolis, in the state of São Paulo.  The assets have total Installed Capacity of 70 MW.  Around 7 MW average of co‑generation energy from the Ester Thermoelectric Power Plant was commercialized in the 2007 alternative energy sources auction, for a period of 15 years.  The remaining 3.2 MW, on average, of energy was sold on the free market for 21 years.

CPFL Coopcana.  The construction of UTE Coopcana began in 2012 in the city of São Carlos do Ivaí, in the state of Paraná, and operations started on August 28, 2013.  The total Installed Capacity of UTE Coopcana is of 50 MW and Assured Energy is 157.7 GWh.  This project has an associated PPA in force until 2033 with CPFL Brasil.

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

Certain regions of Brazil are more favorable in terms of wind speed, with higher average speeds and lower volatility as measured by speed variation, allowing for more predictability in the volume of wind energy to be produced.  Wind farms operate complementary to hydroelectric plants, since wind speed is usually higher in drought periods and it is, therefore, possible to preserve water from reservoirs in scarce rain periods.  The complementary operation of wind farms and Small Hydroelectric Power Plants should allow us to “stock up” on electric power in the Small Hydroelectric Power Plants’ reservoirs during periods of high wind power generation.  Estimates of the 2001 Wind Potential Atlas (Atlas do Potencial Eólico) (the latest study on the subject) indicate a wind energy potential of 143 GW in Brazil, a volume that greatly exceeds the country’s current total Installed Capacity of 6.8 GW as of December 2015 according to ANEEL signaling a high growth potential in this segment.  Wind farms are also eligible for MDL and have the potential to generate carbon credits for sale.

We currently have 45 wind farms under the authorization regime, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul.

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

Bons Ventos: Bons Ventos Wind Farm, in the state of Ceará, has an Installed Capacity of 50 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Bons Ventos Wind Farm was concluded in June 2012.

Canoa Quebrada: Canoa Quebrada Wind Farm, in the state of Ceará, has an Installed Capacity of 57 MW and an associated agreement with Eletrobras under the Proinfa Program to sell all of the energy generated for a period of 20 years.  The acquisition of Canoa Quebrada Wind Farm was concluded in June 2012.

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

Macacos Complex: The Macacos Complex consists of the Pedra Preta, Costa Branca, Juremas and Macacos Wind Farms. The Complex has an aggregate Installed Capacity of 78.2 MW and aggregate Assured Energy of 37.5 MWavg. The Macacos Complex sold its energy through the 2010 Alternative Sources Auction.

Morro dos Ventos Complex: The Morro dos Ventos Complex consists of the Morro dos Ventos I, Morro dos Ventos III, Morro dos Ventos IV, Morro dos Ventos VI and Morro dos Ventos IX Wind Farms.  The Complex has an aggregate Installed Capacity of 144 MW and aggregate Assured Energy of 68.5 MWavg.  The Morro dos Ventos Complex sold its energy through the 2009 Reserve Energy Auction.

Eurus Complex: Eurus Complex consists of the Eurus I and Eurus III Wind Farms.  The Complex has an aggregate Installed Capacity of 60 MW and aggregate Assured Energy of 31.6 MWavg.  The Eurus Complex sold its energy through the 2010 Reserve Energy Auction.

Morro dos Ventos II: Morro dos Ventos II wind farm, in the state of Rio Grande do Norte, has an Installed Capacity of 29 MW and aggregate Assured Energy of 15.3 MWavg.  This wind farm commenced operations in April 2015.

The following table sets forth certain information relating to our principal renewable facilities, held by CPFL Renováveis (51.61% our share) in operation as of December 31, 2015:

	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
	Our share	TOTAL	Our share	TOTAL
Small Hydroelectric plants:
Alto Irani	10.8	21.0	61.9	120.0	2008		2032
Americana	15.5	30.0	26.6	51.5	1949	2002	2027
Andorinhas	0.3	0.5	1.9	3.7	1940		(2)
Arvoredo	6.7	13.0	35.1	68.1	2010		2032
Barra da Paciência	11.9	23.0	67.3	130.4	2011		2029
Buritis	0.4	0.8	1.6	3.1	1922		2027(1)
Capão Preto	2.2	4.3	10.3	20.0	1911	2008	2027
Chibarro	1.3	2.6	7.3	14.1	1912	2008	2027
Cocais Grande	5.2	10.0	22.0	42.6	2009		2029
Corrente Grande	7.2	14.0	38.6	74.7	2011		2030
Diamante	2.2	4.2	7.2	14.0	2005		2019
Dourados	5.6	10.8	31.6	61.2	1926	2002	2027
Eloy Chaves	9.7	18.8	52.4	101.5	1954	1993	2027
Esmeril	2.6	5.0	13.0	25.2	1912	2003	2027
Figueiropolis	10.0	19.4	56.5	109.5	2010		2034
Gavião Peixoto	2.5	4.8	17.3	33.5	1913	2007	2027
Guaporé	0.4	0.7	2.5	4.9	1950		(2)
Jaguari	6.1	11.8	20.3	39.4	1917	2002	2027
Lençóis	0.9	1.7	4.7	9.1	1917	1988	2027
Ludesa	15.5	30.0	95.8	185.7	2007		2032
Monjolinho	0.3	0.6	0.5	1.0	1893	2003	2027(2)
Ninho da Águia	5.2	10.0	29.4	56.9	2011		2029
Novo Horizonte	11.9	23.0	47.0	91.1	2011		2032
Paiol	10.3	20.0	49.8	96.5	2010		2032
Pinhal	3.5	6.8	16.7	32.4	1928	1993	2027

	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
	Our share	TOTAL	Our share	TOTAL
Pirapó	0.4	0.8	2.6	5.1	1952		(2)
Plano Alto	8.3	16.0	44.1	85.5	2008		2032
Saltinho	0.4	0.8	3.3	6.4	1950		(2)
Salto Góes	10.3	20.0	50.2	97.2	2012		2040
Salto Grande	2.4	4.6	11.7	22.6	1912	2003	2027
Santa Luzia	14.7	28.5	83.3	161.4	2007		2037
Santana	2.2	4.3	11.8	22.9	1951	2002	2027
São Gonçalo	5.7	11.0	34.4	66.6	2010		2030
São Joaquim	4.2	8.1	22.9	44.4	1911	2002	2027
Socorro	0.5	1.0	1.4	2.7	1909	1994	2027(1)
Três Saltos	0.3	0.6	1.9	3.8	1928		2027(1)
Varginha	4.6	9.0	24.4	47.2	2010		2029
Várzea Alegre	3.9	7.5	22.1	42.7	2011		2029

SUBTOTAL ‑ Small Hydroelectric Power Plants (our share)	206	399	1,005	1,948

Thermoelectric biomass plants:
Baldin (CPFL Bioenergia)	23.2	45.0	57.9	112.1	2010		2039
Bio Alvorada	25.8	50.0	81.5	157.9	2013		2042
Bio Buriti	25.8	50.0	95.0	184.1	2011		2040
Bio Coopcana	25.8	50.0	81.6	158.0	2013		2042
Bio Ester	20.6	40.0	46.1	89.4	2010		2029
Bio Formosa	20.6	40.0	49.7	96.4	2011		2032
Bio Ipê	12.9	25.0	37.0	71.7	2012		2040
Bio Pedra	36.1	70.0	110.3	213.7	2012		2046
SUBTOTAL ‑ Thermoelectric biomass plants (our share)	191	370	560	1,085

Wind farm plants
Atlântica I	15.5	30.0	59.2	114.8	2014		2046
Atlântica II	15.5	30.0	58.3	113.0	2014		2046
Atlântica IV	15.5	30.0	58.8	113.9	2014		2046
Atlântica V	15.5	30.0	61.9	120.0	2014		2046
Bons Ventos	25.8	50.0	74.0	143.4	2010		2033
Campo dos Ventos II	15.5	30.0	67.8	131.4	2013		2046
Canoa Quebrada	29.4	57.0	108.8	210.9	2010		2032
Canoa Quebrada (Rosa dos Ventos)	5.4	10.5	1.7	3.3	2014		2032
Costa Branca	10.7	20.7	44.3	85.8	2014		2046
Enacel	16.3	31.5	46.2	89.6	2010		2032
Eurus I	15.5	30.0	70.1	135.8	2014		2046
Eurus III	15.5	30.0	72.8	141.0	2014		2046
Eurus VI	4.1	8.0	14.3	27.7	2011		2045
Foz do Rio Choró	13.0	25.2	33.3	64.6	2009		2032
Icaraizinho	28.2	54.6	99.8	193.4	2009		2032
Juremas	8.3	16.1	34.4	66.6	2014		2046
Lagoa do Mato	1.7	3.2	0.7	1.4	2014		2032
Macacos	10.7	20.7	44.3	85.8	2014		2046
Morro dos Ventos I	14.9	28.8	61.1	118.3	2014		2045
Morro dos Ventos III	14.9	28.8	62.9	121.8	2014		2045
Morro dos Ventos IV	14.9	28.8	61.9	120.0	2014		2045
Morro dos Ventos VI	14.9	28.8	59.2	114.8	2014		2045
Morro dos Ventos IX	15.5	30.0	64.7	125.3	2014		2045
Morro dos Ventos II	15.0	29.2	69.2	134.0	2015		2047
Paracuru	13.0	25.2	56.9	110.2	2008		2032
Pedra Preta	10.7	20.7	46.6	90.2	2014		2046
Praia Formosa	54.2	105.0	130.4	252.6	2009		2032
Santa Clara I	15.5	30.0	62.0	120.1	2011		2045
Santa Clara II	15.5	30.0	57.7	111.8	2011		2045
Santa Clara III	15.5	30.0	56.6	109.6	2011		2045
Santa Clara IV	15.5	30.0	55.6	107.8	2011		2045
Santa Clara V	15.5	30.0	56.1	108.7	2011		2045
Santa Clara VI	15.5	30.0	55.6	107.7	2011		2045
Taiba	8.5	16.5	30.3	58.8	2008		2032
SUBTOTAL ‑ Wind farms (our share)	532	1,029	1,938	3,754

Solar power plant
Tanquinho	0.6	1.1	1.0	1.7	2012		-
SUBTOTAL – Solar power plant (our share)	1	1	1	2

TOTAL (our share only)	929	1,799	3,504	6,789

 (1) Hydroelectric projects with installed capacity equal to or less than 1,000 Kw that have a concession contract.  The legislation for SHPPS with installed capacity less than 1,000 Kw has changed and currently a Registration is required. The concession contracts are valid until the concession expires.

(2) Hydroelectric projects with installed capacity equal to or less than 3,000 Kw that are registered with the regulatory authority and the administrator of power concessions but do not require concession or authorization processes for operating.

Expansion of Installed Capacity

Despite the 2.1% decline in consumption in 2015 due to challenging economic environment, demand for electricity in Brazil is expected to return to growth in the coming years according to Energetic Studies Company (Empresa de Pesquisas Energéticas), or EPE.  To address this projected increase in demand and to improve our margins, we continue to expand our Installed Capacity in renewable generation.  CPFL Renováveis is constructing the Mata Velha and Boa Vista II SHPPs and the São Benedito, Campo dos Ventos and Pedra Cheirosa Wind Farms, which are expected to have an aggregate Installed Capacity of 332 MW (of which our consolidated share will be 170 MW).  We expect that the total generating capacity from these facilities will become fully operational by the end of 2020.

The following table sets forth information regarding these renewable generation construction projects:

Plants under development	Estimated Installed Capacity	Estimated Assured Energy	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available to us	Estimated Assured Energy Available to us
	(MW)	(GWh/yr)			(%)	(MW)	(GWh/yr)
São Benedito and Campo dos Ventos Complexes (nine companies)(1)	231	1,059	2015	2016	51.61	119	547
Pedra Cheirosa Complex (two companies)(2)	51	229	2016	2018	51.61	26	118
Mata Velha Small Hydro Power Plant (one company)	24	115	2013	2016	51.61	12	59
Boa Vista II Small Hydro Power Plant (one company)	26	130	2015	2020	51.61	13	67
TOTAL	332	1,533				170	791

(1) Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos, Ventos de São Martinho, Campo dos Ventos I, III, and V.

(2) Pedra Cheirosa I and II.

São Benedito and Campo dos Ventos Complexes.  The São Benedito and Campo dos Ventos Complexes are located in the state of Rio Grande do Norte.  The São Benedito Complex consists of the Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, São Domingos, Ventos do São Martinho and Santa Úrsula Wind Farms. The São Domingos and Ventos de São Martinho Wind Farms, previously part of the Campo dos Ventos Complex, were allocated to the São Benedito Complex in order to increase synergies. The Campo dos Ventos Complex consists of Campo dos Ventos I, III and V Wind Farms. Together, they are expected to have an aggregate Installed Capacity of 231 MW and aggregate Assured Energy of 1,059.1 GWh/year, and are scheduled to commence operations in phases in the first half of 2016.  This project has a PPA in force until 2034 for the São Benedito Complex and 2033 for the Campo dos Ventos Complex.

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

Mata Velha SHPP.  Mata Velha SHPP is located in the state of Minas Gerais. Mata Velha SHPP is expected to commence operations in the second quarter of 2016.  It will have an aggregate Installed Capacity of 24 MW and an aggregate Assured Energy of 114.8 GWh/year.  The energy was sold through an A-5 auction held in 2013.  Prior to construction, a bilateral contract (Free Market) was entered into for the period between 2016 and 2018, when the term of the 2013 New Energy Auction (LEN) begins.

Boa Vista II SHPP.  Boa Vista SHPP is located in the state of Minas Gerais. Boa Vista SHPP is expected commence operations in 2020.  It will have an aggregate Installed Capacity of 26 MW and aggregate Assured Energy of 130 GWh/year.  The energy was sold in the A-5/2015 Energy Auction, held in 2015.

Electricity Commercialization

We carry out electricity commercialization activities through our subsidiary CPFL Brasil as well as CPFL Meridional, CPFL Sul Geradora, CPFL Cone Sul and CPFL Planalto.  The key areas of this activity are:

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

The rates at which CPFL Brasil purchases and sells electricity in the Free Market are determined by bilateral negotiations with its suppliers and consumers.  The contracts with distribution companies are regulated by ANEEL.  In addition to marketing electricity to unaffiliated parties, CPFL Brasil resells electricity to CPFL Paulista, CPFL Piratininga and RGE, but profit margins from sales to related parties have been limited by ANEEL regulations.  The “self-dealing” provisions under which distributors were permitted to purchase electricity from affiliated companies were eliminated under the New Industry Model Law, with the exception of those contracts approved by ANEEL prior to March 2004, before the law was enacted.  However, we are allowed to sell electricity to distributors through the open bidding process in the Regulated Market.

Services

Through CPFL Serviços, CPFL Atende, CPFL Total, CPFL ESCO, Nect Serviços and Authi, we offer our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  Our main electricity‑related services include:

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

•         CPFL Total: CPFL Total provides the “Serviço em Conta”, which enables us to charge business customers for additional products and services through their electricity bills. Operations related to collections and onlending company offering bill payment services were discontinued as of 2016.

•         Nect Serviços: Nect Serviços provides administrative services such as human resources, materials purchasing and logistics, maintenance and administrative infrastructure for the companies within our group.  Nect Serviços aims to standardize processes and achieve productivity gains.

•         Authi: Authi provides IT services, information technology maintenance, services related to system updates, program development and customization and computer and peripheral equipment maintenance services.

Competition

We face competition from other generation and commercialization companies in the sale of electricity to Free Consumers.  Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Brazilian law and our concession agreements provide that all of our distribution and hydroelectric concessions or authorizations can be renewed once with approval from the MME or ANEEL as the granting authority, provided that the concessionaire so requests and that certain requirements related to the rendering of public services or hydropower exploitation are met. See “Item 3.  Risk Factors—We are uncertain as to the renewal of our concessions and authorizations”.  We intend to apply for the extension of each concession upon its expiration.  We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions.  The Brazilian government has absolute discretion over whether to renew existing concessions, and the acquisition of certain concessions by competing investors could adversely affect our results of operations.  Furthermore, there can be no assurance as to whether the renewal of a certain concession will be granted on the same grounds as the current relevant concession.

Our Concessions and Authorizations

Hydroelectric generation projects with a capacity greater than 3,000 kW can usually only be implemented through concessions granted by ANEEL by means of public biddings (and the execution of a concession agreement).  Requests to renew these concessions are examined by ANEEL on a case‑by‑case basis, according to the terms of the related agreement, the public bidding note and regulations applicable at the time of the request for renewal.  However, ANEEL retains the power to deny the request to extend the concession period.

Certain projects such as wind farms, small scale Hydroelectric Power Plants and Thermoelectric Power Plants are implemented through an authorization awarded by the granting authority without the need for a public bidding process (unlike concessions), except for Thermoelectric Power Plants granted by means of bidding procedures, which are deemed to be a public service and authorized under a concession agreement.  Renewal of these authorizations is also at the discretion of ANEEL and is decided on a case‑by‑case basis.  ANEEL must provide justification for its decisions and any renewal must foster the public interest.

For further information about concessions and authorizations, see “—Concessions, Permissions and Authorizations—Concessions”.

Concessions

We operate under concessions granted by the Brazilian government through ANEEL for our generation, transmission and distribution businesses.  We have the following concessions with respect to our distribution and transmission business:

Concession no.	Concessionaire	State	Term
014/1997	CPFL Paulista	São Paulo	30 years from November 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 1998
013/1997	RGE	Rio Grande do Sul	30 years from November 1997
021/1999	CPFL Santa Cruz	São Paulo and Paraná	30 years from July 2015
015/1999	CPFL Jaguari	São Paulo	30 years from July 2015
017/1999	CPFL Mococa	São Paulo and Minas Gerais	30 years from July 2015
018/1999	CPFL Leste Paulista	São Paulo	30 years from July 2015
019/1999	CPFL Sul Paulista	São Paulo	30 years from July 2015
003/2013	CPFL Transmissão	São Paulo	30 years from February 2013
006/2015	CPFL Morro Agudo	São Paulo	30 years from March 2015

Regarding our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, Law No. 12,783 of 2013 provided that this type of existing distribution concession could be renewed, subject to certain conditions, for a further term of up to 30 years.  Accordingly, we applied for renewal of these concessions in 2014, and on November 9, 2015 the MME issued a decision extending the concessions to July 2045.  The extension agreements were signed on December 9, 2015.  Since the extensions were granted under current laws and regulations regarding distribution concessions, the concessions are now subject to the current targets and standards set by the Brazilian authorities.

The tables below summarize our generation business concessions.  In addition to these concessions, CPFL Centrais Geradoras, as an Independent Power Producer with generating capacity of less than 1,000 kW, operates under a regulatory authorization rather than a concession agreement.

Conventional generation

	Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Hydroelectric plants
	005/2004	CPFL Geração	Serra da Mesa	Goiás	35 years from November 2004	(1)
	008/2001	CERAN	14 de Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 2001	At the discretion of ANEEL
	036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May 2001	At the discretion of ANEEL
	043/2000	ENERCAN	Campos Novos	Santa Catarina	35 years from May 2000	At the discretion of ANEEL
	005/1997	Investco	Luiz Eduardo Magalhães	Tocantins	35 years from December 1997	At the discretion of ANEEL
	128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and Rio Grande do Sul	35 years from November 2001	At the discretion of ANEEL
Thermoelectric plants
	015/1997	CPFL Geração	UTE Carioba	São Paulo	30 years from November 1997	30 years
Small Hydroelectric Plants
	015/1997	CPFL Geração	Cariobinha (Small Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
	(3)	CPFL Centrais Geradoras(4)	Lavrinha (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑
	009/1999	CPFL Geração(5)	Macaco Branco (Small Hydroelectric Power Plant)	São Paulo	30 years (from December 2012)	(2)
	(3)	CPFL Centrais Geradoras(4)	Pinheirinho (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑
	010/1999	CPFL Geração(5)	Rio do Peixe I and II (Small Hydroelectric Power Plants)	São Paulo	30 years (from December 2012)	(2)
	(3)	CPFL Centrais Geradoras(4)	Santa Alice (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑
	(3)	CPFL Centrais Geradoras(4)	São José (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑
	(3)	CPFL Centrais Geradoras(4)	São Sebastião (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑
	(3)	CPFL Centrais Geradoras(4)	Turvinho (Micro Hydroelectric Power Plant)	São Paulo	(3)	‑

Renewable generation

	Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Small Hydroelectric Plants
	003/2011	CPFL Renováveis	Americana	São Paulo	up to November 2027	20 years
	Dispatch No. 1990	CPFL Renováveis	Andorinhas	Rio Grande do Sul	(3)	(3)
	002/2011	CPFL Renováveis	Buritis	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	Capão Preto	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	Chibarro	São Paulo	up to November 2027	20 years
	Resolution No. 475	CPFL Renováveis	Diamante	Mato Grosso	up to November 2027	30 years
	002/2011	CPFL Renováveis	Dourados	São Paulo	up to November 2027	20 years
	004/2011	CPFL Renováveis	Eloy Chaves	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	Esmeril	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	Gavião Peixoto	São Paulo	up to November 2027	20 years
	Resolution No. 1,987/2005	CPFL Renováveis	Guaporé	Rio Grande do Sul	(3)	(3)
	004/2011	CPFL Renováveis	Jaguari	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	Lençóis	São Paulo	up to November 2027	20 years
	004/2011	CPFL Renováveis	Monjolinho	São Paulo	up to November 2027	20 years
	004/2011	CPFL Renováveis	Pinhal	São Paulo	up to November 2027	20 years
	Dispatch No. 1989	CPFL Renováveis	Pirapó	Rio Grande do Sul	(3)	(3)
	Dispatch No. 1988	CPFL Renováveis	Saltinho	Rio Grande do Sul	(3)	(3)
	003/2011	CPFL Renováveis	Salto Grande	São Paulo	up to November 2027	20 years
	002/2011	CPFL Renováveis	São Joaquim	São Paulo	up to November 2027	20 years
	004/2011	CPFL Renováveis	Socorro	São Paulo	up to November 2027	20 years
	003/2011	CPFL Renováveis	Santana	São Paulo	up to November 2027	20 years
	003//2011	CPFL Renováveis	Três Saltos	São Paulo	up to November 2027	20 years

(1) We have the contractual right to 51.54% of the Assured Energy of this facility under a 30‑year agreement, expiring in 2028.  The concession for Serra da Mesa, held by Furnas, has been extended to November 12, 2039.  The renewal was approved by the MME in Ordinance No. 262 published on April 27, 2012.

(2) Hydroelectric projects with an Installed Capacity higher than 3,000 kW that were granted through a concession process with the regulatory authority and the administrator of power concessions.

(3) Hydroelectric projects with an Installed Capacity equal to or less than 3,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.

(4) Since August 29, 2013 CPFL Centrais Geradoras has held the unbundled generation activities of the Macaco Branco and Rio do Peixe I and II SHPPs, as required by Resolution No. 521/12 for their renewal, together with the generation activities of the Santa Alice, Lavrinha, São José, Turvinho, Pinheirinho and São Sebastião Micro Hydroelectric Power Plants.

(5) The Macaco Branco and Rio do Peixe concessions were transfered from CPFL Centrais Geradoras to CPFL Geração in Septemer 30, 2015 (see “–Overview”).

Authorizations

Conventional generation

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Thermoelectric plants
	2277	EPASA	Termoparaíba Thermoelectric Power Plant	Paraíba	35 years from December 7, 2007	At the discretion of MME
	2277	EPASA	Termonordeste Thermoelectric Power Plant	Paraíba	35 years from December 12, 2007	At the discretion of MME

Renewable generation

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Small Hydroelectric plants
	Resolution No.357	SPE Aiuruoca Energia S.A.	Aiuruoca(*)	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
	Resolution No. 587	SPE Alto Irani Energia S.A.	Alto Irani	Santa Catarina	30 years from October 30, 2002	At the discretion of the granting authority
	Resolution No. 606	SPE Arvoredo Energia S.A.	Arvoredo	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
	Resolution No. 348	SPE Barra da Paciência Energia S.A.	Barra da Paciência	Minas Gerais	30 years from December 20, 1999	At the discretion of the granting authority
	Resolution No.540	SPE Cachoeira Grande Energia S.A.	Cachoeira Grande(*)	Minas Gerais	30 years from October 15, 2003	At the discretion of the granting authority
	Resolution No. 349	SPE Cocais Grande Energia S.A.	Cocais Grande	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
	Resolution No. 17	SPE Corrente Grande Energia S.A.	Corrente Grande	Minas Gerais	30 years from January 17, 2000	At the discretion of the granting authority
	Resolution No. 198	Figueirópolis Energética S.A.	Figueirópolis	Mato Grosso	30 years from May 04, 2004	At the discretion of the granting authority

	Resolution No. 440	Laranjinha Energética S.A.	Laranjinha	Paraná	30 years from February 06, 2006	At the discretion of the granting authority
	Resolution No. 705	Ludesa Energética S.A.	Ludesa	Santa Catarina	30 years from december 17, 2002	At the discretion of the granting authority
	Resolution No. 262	Mata Velha Energética S.A.	Mata Velha	Minas Gerais	30 years from May 16, 2002	At the discretion of the granting authority
	Resolution No. 370	SPE Ninho da Águia Energia S.A.	Ninho da Águia	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
	Resolution No. 652	Novo Horizonte Energética S.A.	Novo Horizonte	Paraná	30 years from november 26, 2002	At the discretion of the granting authority
	Resolution No. 406	SPE Paiol Energia S.A.	Paiol	Minas Gerais	30 years from August 07, 2002	At the discretion of the granting authority
	Resolution No. 607	SPE Plano Alto Energia S.A.	Plano Alto	Santa Catarina	30 years from November 7, 2002	At the discretion of the granting authority
	Resolution No. 2510	SPE Salto Góes Energia S.A.	Salto Góes	Santa Catarina	30 years from August 19, 2010	At the discretion of the granting authority
	Resolution No.718	SPE Santa Cruz Energia S.A	Santa Cruz(*)	Minas Gerais	30 years from December 18, 2002	At the discretion of the granting authority
	Resolution No. 13	SPE São Gonçalo Energia S.A.	São Gonçalo	Minas Gerais	30 years from January 14, 2000	At the discretion of the granting authority
	Ordinance No. 352	SPE Santa Luzia Energética S.A.	Santa Luzia	Santa Catarina	35 years from December 21, 2007	At the discretion of the granting authority
	Resolution No. 355	SPE Varginha Energia S.A.	Varginha	Minas Gerais	30 years from December 23, 1999	At the discretion of the granting authority
	Resolution No. 367	SPE Várzea Alegre Energia S.A.	Várzea Alegre	Minas Gerais	30 years from December 30, 1999	At the discretion of the granting authority
	Ordinance No. 502	SPE Boa Vista II Energia S.A.	Boa Vista II	Minas Gerais	35 years from November 09, 2015	At the discretion of the granting authority
Thermoelectric biomass plants
	Resolution No. 2106	CPFL Bioenergia	Baldin Thermoelectric Power Plant	São Paulo	30 years from September 24, 2009	At the discretion of the granting authority
	Resolution No. 3714	SPE Alvorada S.A.	Alvorada Thermoelectric Power Plant	Minas Gerais	30 years from October 29, 2012	At the discretion of the granting authority
	Resolution No. 2643	CPFL Bio Buriti S.A.	Buriti Thermoelectric Power Plant	São Paulo	30 years from December 16, 2010	At the discretion of the granting authority
	Resolution No. 3328	SPE Coopcana S.A.	Coopcana Thermoelectric Power Plant	Paraná	30 years from February 14, 2012	At the discretion of the granting authority
	Resolution No.117	Lacenas Participações Ltda.	Ester Thermoelectric Power Plant	São Paulo	30 years from May 21, 1999	At the discretion of the granting authority
	Resolution No. 259	CPFL Bio Formosa S.A.	Baía Formosa Thermoelectric Power Plant	Rio Grande do Norte	30 years from May 15, 2002	At the discretion of the granting authority
	Resolution No. 2375	CPFL Bio Ipê S.A.	Ipê Thermoelectric Power Plant	São Paulo	30 years from May 3, 2010	At the discretion of the granting authority

	Ordinance No. 129	CPFL Bio Pedra S.A.	Pedra Thermoelectric Power Plant	São Paulo	35 years from February 28, 2011	At the discretion of the granting authority
Wind farm plants
	Ordinance No. 134	Atlântica I Parque Eólico S.A.	Atlântica I	Rio Grande do Sul	35 years from February 28, 2011	At the discretion of the granting authority
	Ordinance No. 148	Atlântica II Parque Eólico S.A.	Atlântica II	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
	Ordinance No. 147	Atlântica IV Parque Eólico S.A.	Atlântica IV	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
	Ordinance No. 168	Atlântica V Parque Eólico S.A.	Atlântica V	Rio Grande do Sul	35 years from March 22, 2011	At the discretion of the granting authority
	Resolution No. 093	Bons Ventos Geradora de Energia S.A.	Bons Ventos	Ceará	30 years from March 10, 2003	At the discretion of the granting authority
	Ordinance No. 257	Campo dos Ventos II Energias Renováveis S.A.	Campo dos Ventos II	Rio Grande do Norte	35 years from April 18, 2011	At the discretion of the granting authority
	Resolution No.3967	Campo dos Ventos I Energias Renováveis S.A.	Campo dos Ventos I	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No.3968	Campo dos Ventos III Energias Renováveis S.A.	Campo dos Ventos III	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No.3969	Campo dos Ventos V Energias Renováveis S.A.	Campo dos Ventos V	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No. 680	Bons Ventos Geradora de Energia S.A.	Canoa Quebrada	Ceará	30 years from December 11, 2002	At the discretion of the granting authority
	Resolution No. 329	Rosa dos Ventos Geração e Comercialização de Energia S.A.	Canoa Quebrada	Ceará	30 years from June 19, 2002	At the discretion of the granting authority
	Ordinance No. 585	SPE Costa Branca Energia S.A.	Costa Branca	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
	Resolution No. 625	Bons Ventos Geradora de Energia S.A.	Enacel	Ceará	30 years from November 13, 2002	At the discretion of the granting authority
	Ordinance No. 264	Desa Eurus I S.A.	Eurus I	Rio Grande do Norte	35 years from April 19, 2011	At the discretion of the granting authority
	Ordinance No. 266	Desa Eurus III S.A.	Eurus III	Rio Grande do Norte	35 years from April 27, 2011	At the discretion of the granting authority
	Ordinance No. 749	Eurus VI Energias Renováveis Ltda.	Eurus VI	Rio Grande do Norte	35 years from August 25, 2010	At the discretion of the granting authority
	Resolution No. 306	SIIF Cinco Geração e Comercialização de Energia S.A.	Foz de Choró	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
	Resolution No. 454	Eólica Icaraizinho Geração e Comercialização de Energia S.A.	Icaraizinho	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
	Ordinance No. 556	SPE Juremas Energia S.A.	Juremas	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
	Resolution No. 340	Rosa dos Ventos Geração e Comercialização de Energia S.A.	Lagoa do Mato	Ceará	30 years from June 26, 2002	At the discretion of the granting authority

Ordinance No. 557	Macacos Energia S.A.	Macacos	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
Ordinance No. 664	Desa Morro dos Ventos I S.A.	Morro dos Ventos I	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Ordinance No. 373	Desa Morro dos Ventos II S.A.	Morro dos Ventos II	Rio Grande do Norte	35 years from June 12, 2012	At the discretion of the granting authority
Ordinance No. 685	Desa Morro dos Ventos III S.A.	Morro dos Ventos III	Rio Grande do Norte	35 years from August 04, 2010	At the discretion of the granting authority
Ordinance No. 686	Desa Morro dos Ventos IV S.A.	Morro dos Ventos IV	Rio Grande do Norte	35 years from August 04, 2010	At the discretion of the granting authority
Ordinance No. 663	Desa Morro dos Ventos VI S.A.	Morro dos Ventos VI	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Ordinance No. 665	Desa Morro dos Ventos IX S.A.	Morro dos Ventos IX	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Resolution No. 460	Eólica Paracuru Geração e Comercialização de Energia S.A.	Paracuru	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Ordinance No. 584	Pedra Preta Energia S.A.	Pedra Preta	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Resolution No. 307	Eólica Formosa Geração e Comercialização de Energia S.A.	Praia Formosa	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Ordinance No. 609	Santa Clara I Energia Renováveis Ltda.	Santa Clara I	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 683	Santa Clara II Energia Renováveis Ltda.	Santa Clara II	Rio Grande do Norte	35 years from August 05, 2010	At the discretion of the granting authority
Ordinance No. 610	Santa Clara III Energia Renováveis Ltda.	Santa Clara III	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 672	Santa Clara IV Energia Renováveis Ltda.	Santa Clara IV	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Ordinance No. 838	Santa Clara V Energia Renováveis Ltda.	Santa Clara V	Rio Grande do Norte	35 years from October 11, 2010	At the discretion of the granting authority
Ordinance No. 670	Santa Clara VI Energia Renováveis Ltda.	Santa Clara VI	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Resolution No. 4592	Santa Mônica Energias Renovaveis Ltda.	Santa Mônica	Rio Grande do Norte	30 years from April 01, 2014	At the discretion of the granting authority
Resolution No. 4591	Santa Ursula Energias Renovaveis Ltda.	Santa Úrsula	Rio Grande do Norte	30 years from March 31, 2014	At the discretion of the granting authority
Resolution No. 778	Bons Ventos Geradora de Energia S.A.	Taíba Albatroz	Ceará	30 years from December 24, 2002	At the discretion of the granting authority
Resolution No. 4563	São Benedito Energias Renovaveis Ltda.	Ventos de São Benedito	Rio Grande do Norte	30 years from March 07, 2014	At the discretion of the granting authority

	Resolution No. 4562	Ventos de Santo Dimas Energias Renovaveis Ltda.	Ventos de Santo Dimas	Rio Grande do Norte	30 years from March 07, 2014	At the discretion of the granting authority
	Resolution No. 4572	Ventos de São Martinho Energias Renovaveis Ltda.	Ventos de São Martinho	Rio Grande do Norte	30 years from March 21, 2014	At the discretion of the granting authority
	Ordinance No. 387	Pedra Cheirosa I Energia S.A.	Pedra Cheirosa I	Ceara	35 years from August 04, 2014	At the discretion of the granting authority
	Ordinance No. 359	Pedra Cheirosa II Energia S.A.	Pedra Cheirosa II	Ceara	35 years from July 23, 2014	At the discretion of the granting authority
	Resolution No. 5074	São Domingos Energias Renováveis Ltda.	São Domingos	Rio Grande do Norte	30 years from March 3, 201	At the discretion of the granting authority
Solar power plants
	Of.ANEEL No. 961/2012	SPE CPFL Solar 1 Energia S.A.	Tanquinho	São Paulo	Undetermined(**)	Undetermined(**)

(*)   Project in planning phase.

(**) Power plant with reduced capacity, exempted from granting authority, requiring only registration with the granting authority (ANEEL).

Independent Power Producers and Self-Generators

A generation company classified as an Independent Power Producer under Brazilian law receives a concession or authorization to produce energy for sale to local distribution companies, Free Consumers and other types of consumers (excluding Captive Consumers).

A generation company classified as a self-generator under Brazilian law receives a concession or authorization to produce energy for its own consumption.  A self-generator may, upon specific authorization by ANEEL, sell or trade any excess energy it is unable to consume.

The prices that Independent Power Producers and self-generators may charge for the sale of energy to certain types of consumers are subject to tariffs established by ANEEL, whereas the sale price to other types of consumers can be freely negotiated between the parties. See “—Authorizations”.

Concessionaires

A company classified as a concessionaire under Brazilian law receives a concession to distribute, transmit or generate electric energy.  Since concessions involve public services or assets, they can only be granted through a public bidding procedure (licitação pública).  Most of the tariffs charged by concessionaires of public services are determined by ANEEL.  Concessionaires are not free to negotiate these rates with consumers, except for (i) generation concessionaires, which are free to establish these rates, as long as their concessions have not been extended pursuant to Law No. 12,783/13, in which case ANEEL determines the tariff that must be applied and (ii) distribution concessionaires that may grant discounts to consumers (as long as equal treatment is granted to other consumers within the same category).

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

Although concession agreements and applicable laws generally allow for the extension of the concession period, such extension is not automatic.  The decision to extend a concession agreement is subject to compliance by the concessionaire with certain requirements and the discretion of the granting authority, which must provide justification for its decision, and the decision must foster the public interest.

Properties

Our principal properties consist of hydroelectric generation plants. Due to the adoption of IFRS, we have reclassified our distribution companies’ fixed assets, comprised mainly of substations and distribution networks, partially as intangible assets and partially as financial assets of concession.  The net book value of our total property, plant and equipment as of December 31, 2015 was R$9,173 million.  No single one of our properties produces more than 10.0% of our total revenues.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

Pursuant to Brazilian law, the essential properties and facilities that we use in performing our obligations under our concession agreements cannot be transferred, assigned, pledged or sold to, or encumbered by, any of our creditors without prior approval from ANEEL.

Environmental

The Brazilian Federal constitution gives both the Brazilian federal and state governments the power to enact laws designed to protect the environment.  A similar power is given to municipalities whose local interests may be affected.  Municipal laws are considered to be a supplement to federal and state laws.  A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to remediate and/or provide compensation for environmental damages.  Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals (including executive officers and employees of companies who commit environmental crimes), imprisonment.

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

In order to ensure compliance with environmental laws, we have implemented an internal management system that complies with best environmental practices in all of our segments.  We have established a process to identify, evaluate and update matters relating to applicable environmental laws, as well as other requirements applicable to our environmental management system.  Additionally, our generation and distribution operating segments are subject to internal audits to ensure they are in compliance with our internal environmental policies, as well as external audits that verify whether our activities are in compliance with ISO 14001.  Our environmental management processes take into consideration our budgets and realistic forecasts and always aim to achieve improvements at the financial, social and environmental levels.

The Brazilian Power Industry

According to the ANEEL, as of December 31, 2015, the Installed Capacity of power generation in Brazil was 140,858 MW.  Historically, approximately 65% of the total Installed Capacity in Brazil has derived from Hydroelectric Power Plants.  Large Hydroelectric Power Plants tend to be far from the consumption centers.  This requires construction of large transmission lines at high and extra‑high voltage (230 kV to 750 kV) that often cross the territory of several states.  Brazil has a robust electric grid system, with more than 130,000 km of transmission lines with voltage equal to or greater than 230 kV and processing capacity of over 315,000 MVA from the state of Rio Grande do Sul through the state of Amazonas.

According to the EPE, electricity consumption in Brazil decreased by 2.1% in 2015, reaching 464,700 GWh.  The MME and the EPE estimate that electricity consumption will grow by 4% per year, however, until 2024.  According to the ten-year expansion plan published by the MME and the EPE in order to satisfy this expected growth in demand, Brazil’s Installed Capacity is expected to reach 206.4 GW by 2024, of which 117.0 GW (56.7%) is projected to be hydroelectric, 33.0 GW (16.0%) is projected to be thermoelectric and nuclear and 56.4 GW (27.3%) is projected to be from other renewable sources.

Currently, approximately 33% of the Installed Capacity in Brazil is owned by Eletrobras, a joint capital and publicly traded company controlled by the Brazilian government.  We are the third largest private player within the electricity generation sector, with 2.3% of the market share.

The Distribution segment in Brazil remains fragmented, with six companies controlling approximately 53% of the market.  We are the largest player, with 12.4% of the electricity distribution market.

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

Electric Energy Trading Chamber — CCEE

The CCEE is a nonprofit organization that is subject to authorization, inspection and regulation by ANEEL.  The CCEE replaced the Wholesale Energy Market.  The CCEE is responsible, among other things, for (i) registering all CCEARs and all agreements that result from market adjustments and the volume of electricity contracted in the Free Market, and (ii) accounting for and clearing of short‑term transactions.  The CCEE consists of entities that hold concessions, permissions or authorizations within the electricity industry and Free and Special Consumers.  Its board of directors is composed of four members appointed by these parties, together with one appointed by the MME.  The member appointed by the MME also acts as Chairman of the Board of Directors.

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

Concessions, Permissions and Authorizations

The Brazilian Federal constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian government or indirectly through the granting of concessions, permissions or authorizations.  Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the federal or state governments.

Companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, as representatives of the Brazilian government, for a concession, permission or authorization, as the case may be.  Concessions and permissions are granted through more complex proceedings or through public tender, whilst authorizations are granted through more simple administrative proceedings or through public auctions for power purchase and sale.

Concessions

Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period (as opposed to permissions and authorizations, which may be revoked at any time at the discretion of the MME, in consultation with ANEEL).  This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.  An existing concession may be renewed at the granting authority’s discretion and subject to compliance by the concessionaire with certain requirements.

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

Renewal.  Law No. 12,783 of January 11, 2013 specified the conditions for the renewal of generation, transmission and distribution concessions obtained under Articles 17, 19 or 22 of Law No. 9,074 of July 7, 1995.  Under Law No. 12,783/13, these concessions may be extended once, at the discretion of the Brazilian government, for up to 30 years, in order to ensure the continuity and efficiency of the services rendered and low tariffs.  In addition, Law No. 12,783/13 enabled holders of concessions that were due to expire in 2015, 2016 and 2017 to apply for early renewal, subject to certain conditions.  Renewal of generation concessions is contingent on the satisfaction of the following conditions: (i) tariffs calculated by ANEEL for each hydroelectric plan; (ii) allocation of energy quotas to distribution companies in the National Interconnected System; and (iii) submission to the standards of service quality set by ANEEL.  For renewal, the assets remaining unamortized at the renewal date would be indemnified and the indemnification payment would not be considered to be annual revenue.  The remuneration relating to new assets or existing assets that were not indemnified would be considered annual revenue.  Resolution No. 521/12 published by ANEEL on December 14, 2012 established that if generation concessions operated by distribution companies are renewed under Law No. 12,783/13, the generation concession must be managed by an entity that is independent from the distribution company within twelve months after the renewal date.  Law No. 12,783/13 also extinguished two sector charges, the CCC and the RGR Fund (see “—Regulatory Charges—RGR Fund and UBP” and “—Regulatory Charges—CDE Account”).

In the specific case of distribution concessions, in 2015 the Brazilian government enacted Decree No. 8,461/2015 establishing new standards that concessionaires must achieve, mainly regarding quality, management and price.  Within five years after the renewal date, the concessionaire must meet these standards and achieve annual targets.  If the annual targets are not achieved, the concessionaire’s controlling shareholders may be required to make further capital expenditures.  In addition, if the concessionaire fails to meet the annual targets for two consecutive years, or fails to meet any of the required standards at the end of the five-year term, the concession may be terminated or corporate control of the concessionaire may be transferred (see “—Risk Factos— We are uncertain as to the renewal of our concessions and authorizations”).

Penalties.  ANEEL regulations govern the imposition of sanctions against the participants in the electricity sector and classify the appropriate penalties based on the nature and severity of the breach (including warnings, fines and forfeiture).  For each breach, the fines can be up to 2.0% of the annual revenue (net of value‑added tax and services tax) of the concessionaire or, if the concession in default is non-operative, up to 2.0% of the estimated value of energy that would be produced by the concessionaire in the 12‑month period prior to the breach.  Infractions that may result in fines relate to the failure of the concessionaire to request ANEEL’s approval in the following cases, among others: (i) execution of contracts between related parties in the cases provided by regulation; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (iii) changes in the controlling interests in the holder of the concession.  In cases of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded. See “Item 3.  Key Information—Risk Factors—We may not be able to comply with the terms of our concession agreements, authorizations and permissions, which could result in fines, other penalties and, depending on the gravity of the non compliance, in our concessions or authorizations being terminated”.

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

In the power generation sector, Independent Power Producers and self‑generators hold an authorization as opposed to a concession.  Independent Power Producers and self‑generators do not receive public service concessions or permits to render public services.  Rather, they are granted authorizations or specific concessions to explore water resources that merely allow them to produce, use or sell electric energy.  Each authorization granted to an Independent Power Producer or self‑generators sets forth the rights and duties of the authorized company.  Authorized companies have the right to ask ANEEL to carry out expropriations on their behalf, and to their benefit, are subject to ANEEL’s supervision and prior approval in the event of a change in their controlling interests.  Moreover, early unilateral termination of the authorization entitles the authorized company to seek compensation from the granting authority for damages suffered.

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

Electricity distribution companies fulfill their electricity supply obligations primarily through public auctions.  Distribution companies may also purchase electricity outside the public auction process from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW, certain thermo-generation companies and affiliated generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa Program, a program designed to diversify Brazil’s energy sources; (iii) the Itaipu Power Plant; (iv) auctions administered by the distribution companies, if the market that they supply is no greater than 500 GWh/year; and (v) Hydroelectric Power Plants whose concessions have been renewed by the government under Law No. 12,783/13 (in this latter case, in “energy quotas” distributed among the distribution companies by the Brazilian government, at prices determined by MME/ANEEL).  The electricity generated by Itaipu continues to be sold by Eletrobras to the distribution concessionaires operating in the South/Southeast/Midwest Interconnected Power System, although no specific contract was entered into by these concessionaires.  The rates at which the electricity generated by Itaipu is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay.  As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real  exchange rate.  Changes in the price of electricity generated by Itaipu are, however, subject to the Parcel A Cost recovery mechanism discussed below under “—Distribution Tariffs”.

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

Free Consumers are divided into two types: Conventional Free Consumers and Special Free Consumers:

•         Conventional Free Consumers are those whose contracted energy demand is at least 3 MW.  These consumers may opt to purchase conventional energy, entirely or partially, from another authorized selling agent under the terms of current legislation.  We refer to consumers who have exercised this option as “Conventional Free Consumers”.

•         Special Free Consumers are individual or groups of consumers whose contracted energy demand is between 500 kV and 3 MW.  We refer to consumers who have exercised this option as “Special Free Consumers”.  Special Free Consumers may only purchase energy from renewable sources: (i) Small Hydroelectric Power Plants with capacity superior to 3,000 kW and equal or inferior to 30,000 kW, (ii) hydroelectric generators with capacity superior to 3,000 kW and equal or inferior to 50,000 kW, under the independent power production regime; (iii) generators with capacity limited to 3,000 kW, and (iv) alternative energy generators (solar, wind and biomass enterprises) with system capacity not greater than 50,000 kW.  State‑owned generators may sell electricity to Free Consumers; however, unlike private generators, they may only do so through an auction process.

•         We also refer to consumers who meet the relevant demand requirement but have not exercised the option to migrate to the free market as “Potential Conventional Free Consumers” or “Potential Special Free Consumers”, as the case may be, and in general as “Potential Free Consumers”.

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

With respect to the CCEAR related to electricity generated by existing generation facilities, there are three alternatives for the permanent reduction of contracted electricity: (i) compensation for the exit of Potential Free Consumers from the Regulated Market; (ii) reduction, at the distribution company’s discretion, of up to 4.0% per year over the initial contracted amount from existing power generation, excluding the first year of supply, due to market deviations from estimated market projections, beginning two years after the initial electricity demand was declared; and (iii) adjustments to the amount of electricity established in energy acquisition contracts entered into before March 17, 2004.

Since 2005, CCEE has conducted 22 auctions for new generation projects, 15 auctions specifically for existing power generation facilities, three auctions for alternative generation projects and nine auctions for biomass and wind power generation, qualified as “reserve energy”.  No later than August 1 of each year, distributors must provide their estimated electricity demand for the five subsequent years.  Based on this information, the MME establishes the total amount of electricity to be traded in the auction and decides which generation companies may participate in the auction.  The auction is carried out in two phases via an electronic system.  As a general rule, contracts entered into in an auction have the following terms: (i) from 15 to 30 years from commencement of supply in cases of new generation projects; (ii) from one to 15 years beginning in the year following the auction in cases of existing power generation facilities; (iii) from 10 to 30 years from commencement of supply in cases of alternative generation projects; (iv) and a maximum of 35 years for the reserve energy, being usually negotiated for 20-year contracts.

After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction.  A significant portion of our CCEARs provide that the price will be adjusted annually in accordance with the IPCA.  However, we also use other indexes to adjust prices in our CCEARs, such as fuel prices.  Distributors grant financial guarantees (principally receivables from the distribution service) to generators in order to secure their payment obligations under the CCEAR.

The Annual Reference Value

The regulation also establishes a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to Final Consumers.  The Annual Reference Value corresponds to the weighted average of electricity prices in the “A‑5” and “A‑3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in “A‑5” auctions and “A‑3” auctions.  The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers: (i) no pass‑through of costs for electricity purchases that exceed 105.5% of actual demand; (ii) limited pass‑through of costs for electricity purchases in an “A‑3” auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity; (iii) limited pass‑through of electricity acquisition costs from new electricity generation projects, if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; and (iv) full pass‑through of costs for electricity purchases from existing facilities in the “A‑1” auction if the purchase is higher than the minimum limit of 96%. The MME establishes the maximum acquisition price for electricity generated by existing projects that is included in auctions for the sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass‑through of the costs from energy acquired in the spot market will be the lower of the spot price (Preço de Liquidação de Diferenças), or PLD, and the Annual Reference Value.

The PLD is used to valuate the energy traded in the spot market. It is calculated for each submarket and load level on a weekly basis and it is based on the marginal cost of operation. The maximum value of PLD is set at R$422.56, according to ANEEL’s Resolution 2,002/2015.  Before such Resolution, the maximum value of PLD was R$388.48 (Resolution No. 1,832/2014). Its value was reduced in order to decrease risks of exposed agents.

Electric Energy Trading Convention

ANEEL Resolutions No. 109 of 2004 and No. 210 of 2006 govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica).  This Convention regulates the organization and administration of the CCEE as well as the conditions for trading electric energy.  It also defines, among other things: (i) the rights and obligations of CCEE participants; (ii) the penalties to be imposed on defaulting participants; (iii) the structure for dispute resolution; (iv) the trading rules in both Regulated and Free Markets; and (v) the accounting and clearing process for transactions in the spot market.

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

Elimination of Self‑Dealing

Since the purchase of electricity for Captive Consumers is currently performed through the Regulated Market, “self‑dealing” (under which distributors were permitted to meet up to 30.0% of their electric energy needs through energy that was either self‑generated or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

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

•         The TUSD Charges (TUSD Encargos), which is set in R$/MWh, is applied to electricity consumption (in MWh) and contemplates certain regulatory charges applicable to the use of the local network, such as the Proinfa Program, the Energy Development Account (Conta de Desenvolvimento Energético), or CDE Account, the Tax on the Supervision of Electrical Services, or TFSEE, the ONS and others.  These charges are set by regulatory authorities and linked to the quantity of energy carried by the system.

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

•         irrecoverable receivables;

each as established and periodically revised by ANEEL.

The tariffs are established taking into consideration Parcel A and Parcel B Costs and certain market components used by ANEEL as reference for adjusting the tariffs.

Electricity distribution concessionaires are entitled to periodic revisions of their tariffs usually every four or five years.  These revisions are aimed at:

•         assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession,

•         incentivizing concessionaires to increase their efficiency levels, and

•         determining the “X factor”, which consists of three components:

o    potential increases in productivity, based on costs as compared to market growth;

o    service quality; and

o    an operating expense target.

Increases in productivity and the operating expense target are determined at each periodic review. Starting in the fourth periodic revision cicle, the service quality is determined at annual adjustment and periodic review.

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

In December 2011, ANEEL established the methodology and procedures applicable to further periodic revisions as of that year.  As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.  For information regarding tariff revisions and methodologies, see “Item 5. Operating and Financial Review and Prospects—Background”and “Item 3. Key Information—Risk Factors— The tariffs that we charge for sales of electricity to Captive Consumers and the tariffs for using the distribution system that we charge to Free and Special Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.”.

Since 2013, variables such as the need to dispatch of thermal plants have caused distributors to incur extraordinary costs that exceed their ability to pay.  To cover the distributors’ involuntary exposure to these costs, a portion of the energy cost was reimbursed by the CDE Account (under Decree No. 7,945/2013) and the ACR account (under Decree No. 8,221/2014).  These reimbursements aimed to cover all or part of the costs incurred by distributors between January 2013 and December 2014 relating to (i) their involuntary exposure to the spot market and (ii) the dispatch of thermoelectric plants related to the CCEAR.  The CCEE, which manages the ACR account, obtained a credit facility from 13 banks to fund this payment.  Starting January 2015, distribution companies have been collecting additional electricity tariffs from consumers in order to amortize the CDE reimbursement over five years and the credit facility over 54 months.  The CDE quotas set by ANEEL in 2015 and passed through to consumers already take account of these obligations.  In addition, since these CDE and energy purchase costs remain high, ANEEL increased tariffs by means of an Extraordinary Tariff Review (RTE) applicable to all distribution companies under Resolution No. 1,858 of February 27, 2015.  This RTE aims to pass through to consumers the forecast costs in the period from March 2015 to the date of the distribution company’s next tariff review or adjustment.

In January 2015, the electricity sector began to implement a mechanism of monthly “tariff flags” under which consumer invoices may be subject to tariff additions on a monthly basis when energy supply costs reach certain levels, enabling consumers to adapt their usage to current energy costs.  Previously, the pass-through of energy costs to tariffs was set annually.  The tariff flag system was initially approved in 2011 and was tested during 2013 and 2014.  At the beginning it consisted of a green (normal), yellow (heightened) or red (critical) tariff flag, determined by ANEEL on the basis of electricity generation conditions, pursuant to Decree 8,401 of February 4, 2015. As from February 1, 2016, the tariff system flag was modified by ANEEL, and currently consists of a green (normal), yellow (heightened) or two level of red (critical stage 1 and stage 2) tariff flags. Revenues billed under the tariff flag system are collected by the distribution companies and paid into a Tariff Flag Resources Centralizing Account administered by the CCEE from which the revenues are repaid to distribution companies on the basis of their relative energy cost for the period.

Due to the poor hydrological conditions that have been observed since 2013, red tariff flags have been applied from introduction of this system in January 2015 until February 2016. Due to improvement of hydrological conditions observed in the beginning of 2016, yellow tariff flags was applied for the month of March and green tariff flag is currently applied for the month of April. Although this mechanism mitigates the cash flow mismatch in part, it may be insufficient to cover the thermoelectric energy supply costs, and distributors still bear the risk of cash flow mismatches in the short term.

Government Incentives to the Energy Sector

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade), or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on Hydroelectric Power Plants.  The incentives granted to the Thermoelectric Power Plants included in the PPT are: (i) guarantee of gas supply for up to twenty years, pursuant to MME regulations; (ii) an assurance that the costs related to the acquisition of the electric energy produced by Thermoelectric Power Plants will be transferred to tariffs up to the normative value established by ANEEL; and (iii) guaranteed access to a special financing program for the electric energy industry from the Brazilian Economic and Social Development Bank, or BNDES.

In 2002, the Brazilian government established the Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica), or Proinfa Program.  Under the Proinfa Program, Eletrobras offers purchase guarantees of up to 20 years for energy generated from alternative sources, and this energy is acquired by distribution companies for delivery to Final Consumers. The purchase cost of this alternative energy is borne by the Final Consumers on a monthly basis (except for low income Final Consumers, who are exempt from such payments), based on an annual purchase estimation plan made by Eletrobras and approved by ANEEL.  In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,299 MW.  The objective of this initiative was to reach a contracted capacity of up to 10% of the total annual electricity consumption in Brazil within 20 years starting from 2002.

In order to create incentives for alternative generators, the Brazilian government has established that a reduction of not less than 50% applies to TUSD amounts owed by: (i) Small Hydroelectric Power Plants with capacity between 3,000 kW and 30,000 kW; (ii) Hydroelectric Power Plants with capacity up to and including 3,000 kW; and (iii) alternative energy generators (solar, wind power and biomass generators) with capacity up to 30,000 kW.  The reduction is applicable to the TUSD due by the generation entity and also by its consumer.  The amount of the TUSD reduction is reviewed and approved by ANEEL and reimbursed through CDE, by an on a monthly basis deposit made by Eletrobrás.

Regulatory Charges
EER

The Reserve Energy Charge (Encargo de Energia de Reserva), or EER, is a regulatory charge assessed on a monthly basis designed to raise funds for energy reserves contracted by CCEE.  These energy reserves are used to increase the safety of the energy supply in the Interconnected Power System.  The EER is collected on a monthly basis from Final Consumers of the Interconnected Power System registered with CCEE.

RGR Fund and UBP

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed.  In 1957, the Brazilian government created a reserve fund designed to provide funds for such compensation, known as the “RGR Fund”.  Public service generation companies must make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s annual investments in fixed assets related to the rendering of public services, not to exceed 3.0% of total operating revenues in any year.  Law No. 12,431 of 2011 extended the imposition of this fee until 2035.  However, Law No. 12,783/13 provides that, as of January 1, 2013, this charge is no longer levied on distribution companies, generation and transmission concessions which had the concession extended under that Law or new generation and transmission concessionaires.

Independent Power Producers that use hydropower sources must also pay a fee similar to the fee levied on public service generation companies in connection with the RGR Fund.  Independent Power Producers are required to make contributions for using a public asset (Uso de Bem Público), or UBP, according to the rules set out in the public tender for the relevant concession.  Eletrobras received the UBP payments until December 31, 2002.  All charges related to the UBP since December 31, 2002 have been paid directly to the Brazilian government.

CDE Account

In 2002, the Brazilian government instituted the Electric Energy Development Account, or CDE Account, which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to Final Consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems.  These fees are adjusted annually.  The CDE Account was originally created to support: (i) the development of energy production throughout Brazil; (ii) the production of energy by alternative energy sources; and (iii) the universalization of electric energy services throughout Brazil.  In addition, the CDE Account subsidizes the operations of thermoelectric generation companies for the purchase of fuel in isolated areas not connected to the Interconnected Power System, which costs were supported by the CCC Account, before the enactment of Law No. 12,783/13.  As from January 23, 2013, (Decree No. 7,891/13), the CDE Account subsidizes discounts for certain categories of consumers, such as Special Consumers, rural consumers, distribution concessionaires and permissionaires, among others.  By Decree 7,945 dated March 7, 2013, the Brazilian government decided to use the CDE Account to subsidize: (i) a portion of the distribution companies’ energy costs on thermal generation in 2013; (ii) the hydrological risks of the generation concessions renewed under Law No. 12,783/13; (iii) the involuntary energy under contract shortage because some generation concessions did not seek to renew their contracts and the energy produced by those concessions could not be reallocated to distributors; and (iv) part of the ESS and the CVA, such that the impact of tariff adjustments in connection with these two accounts was limited to 3% of adjustments from March 8, 2013 to March 7, 2014. The CDE Account will be in effect for 25 years from 2002.  It is regulated by ANEEL and managed by Eletrobras.

ESS – System Service Charge

Resolution No. 173 of November 28, 2005 established a provision for the ESS, which since January 2006 has been included in price and fee readjustments for distribution concessionaires that are part of the National Interconnected System (Sistema Interligado Nacional).  This charge is based on the annual estimates made by ONS on October 31 of each year.

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

Fee for the Use of Water – CFURH

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

ONS Fee

The ONS Fee, a monthly fee due by distribution concessionaires, is used to fund the budget of the ONS in its role to coordinate and control the production and transmission of energy in the Interconnected Power System.

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

Energy Reallocation Mechanism

Centrally dispatched hydroelectric generators are protected against certain hydrological risks by the MRE, which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydroelectric generators share the hydrological risks of the Interconnected Power System.  Under Brazilian law, each Hydroelectric Power Plant is assigned an Assured Energy, which is determined in each relevant concession agreement, irrespective of the volume of electricity generated by the facility.  The MRE transfers surplus electricity from those generators that have produced electricity in excess of their Assured Energy to those generators that have produced less than their Assured Energy.  The effective generation dispatch is determined by ONS, who takes into account nationwide electricity demand and hydrological conditions.  The volume of electricity actually generated by the plant, whether less than or in excess of the Assured Energy, is priced pursuant to a tariff denominated Energy Optimization Tariff (Tarifa de Energia de Otimização, or TEO), which covers the operation and maintenance costs of the plant.  This revenue or additional expense must be accounted for monthly by each generator.

Generation Scaling Factor

                The Generation Scaling Factor, or GSF, is a ratio that compares the sum of the volume of energy generated by all hydroelectric companies participating in the Energy Realocation Mechanism (Mecanismo de Realocação de Energia, or MRE) to the volume of Assured Energy that they committed to deliver in their contractual obligations.  If the GSF ratio is below 1.0, i.e., less than the total Assured Energy is being generated, hydroelectric companies must purchase energy in the spot market to cover the energy shortage and meet their Assured Energy volumes under the MRE.  From 2005 to 2012, the GSF remained above 1.0.  The GSF began to deteriorate in 2013, worsening in 2014 when the GSF remained below 1.0 for the entire year.  In 2015, the GSF ranged from 0.783 to 0.825, requiring  electricity generators to purchase energy in the spot market, thereby incurring significant costs.

                Following discussions between generation companies and the Brazilian government regarding these costs, the government enacted Federal Law 13,203 on December 8, 2015.   This law addressed the GSF risk separately for the Regulated Market and the Free Market.  In the Regulated Market, Federal Law 13,203 allowed generation companies to renegotiate their power purchase agreements, setting the GSF cost at a risk premium of R$9.50/MWh per year through the end of the power purchase agreement or the end of the concession, whichever occurs sooner.  This risk premium payment will be paid to the Centralizing Account of the Resources from the Tariff Flags (Conta Centralizadora dos Recursos de Bandeiras Tarifárias, or CCRBT).

In December 2015, our subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as well as joint ventures ENERCAN and Chapecoense opted to renegotiate their ACR contracts, and also cancelled their lawsuits. Therefore, the hydrologic risks were transferred to the Centralizing Account of the Resources from the Tariff Flags (Conta Centralizadora dos Recursos de Bandeiras Tarifárias, or CCRBT).

For further information regarding the GSF and Federal Law 13,203, see note 28.2 to our audited annual consolidated financial statements.

ITEM 4A.        Unresolved Staff Comments

None.

ITEM 5.                        Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited annual consolidated financial statements and the notes thereto included elsewhere in this annual report.

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

Two important drivers of our financial performance are our operating income margin and cash flows from our regulated distribution business.  In recent years, our regulated distribution business has produced reasonably stable margins, and its cash flows, while sometimes subject to short‑term variability, have been stable over the medium term.  Nevertheless, there are factors beyond our control that can have a significant impact, positive or negative, on our financial performance.  We face periodic changes in our tariff structure, resulting from the periodic regulatory review of our tariffs.  In 2015, ANEEL set a new methodology for the fourth cycle of periodic reviews.  For CPFL Piratininga, which had its periodic review in October 2015, tariffs were increased.  For CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which had their periodic reviews in March 2016, average tariffs were also increased.  Periodic tariff reviews will be held for CPFL Paulista in April 2018 and for RGE in June 2018.  See “—Background—Periodic Revisions —RTP”.

In March 2012, through our subsidiary CPFL Renováveis, we purchased 100% of the shares of the Atlântica I, Atlântica II, Atlântica IV and Atlântica V wind generation plants, which have an aggregate Installed Capacity of 120 MW.  The Atlântica Complex commenced operations in March 2014.

In June 2012, through our subsidiary CPFL Renováveis, we purchased 100% of the shares of BVP, the holding company of Bons Ventos, which holds authorizations to exploit wind farms and has aggregate Installed Capacity of 157.5 MW.

In October 2012, through our subsidiary CPFL Renováveis, we purchased 100% of the electric energy and water steam co‑generation assets of SPE Lacenas Participações Ltda., including its subsidiary, the Ester Thermoelectric Power Plant.  The Ester Thermoelectric Power Plant holds an authorization from ANEEL to exploit electric energy from sugar cane biomass and has Installed Capacity of 40.0 MW.  These co‑generation plants, located in the city of Cosmópolis, in the State of São Paulo, are fully operational.

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

In December 2013, at the Second A‑5/2013 Energy Auction, CPFL Renováveis traded an average of 26.1 MW of contracted energy to be generated by the Pedra Cheirosa Complex, consisting of two wind farms in the state of Ceará with 51.3 MW of Installed Capacity.  An “A‑5” auction is an energy auction held five years before the initial delivery date.  The contracts arising from the trade will be executed with the distribution companies that participated in the auction as energy purchasers.  The contracts will have duration of 20 years, with energy supply commencing January 1, 2018.  The traded energy was sold at an average price of R$125.04 per MWh, with annual adjustments to be made in accordance with IPCA.

In February 2014, CPFL Renováveis acquired the Rosa dos Ventos wind farms (the Canoa Quebrada and Lagoa do Mato fields), with 13.7 MW of Installed Capacity.  In June 2014, the Macacos Complex (composed of the Macacos, Juremas, Pedra Preta and Costa Branca Wind Farms), commenced operations with 78.2 MW of Installed Capacity.

In February 2014, CPFL Renováveis entered into an agreement with Arrow, an investment fund, to acquire Arrow’s indirect subsidiary DESA, through the issuance and exchange of 61,752,782 new common shares of CPFL Renováveis to Arrow on October 1, 2014.  As a result of this transaction, our interest in CPFL Renováveis was reduced from 58.84% to 51.61%. DESA has been operating with installed power of 278 MW and has renewable generation construction projects with Installed Capacity of 53 MW, whose operations are expected to start in 2016.  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2014 reflect the impact of this change in shareholding and consolidation.  See note 15.4.2 to our audited annual consolidated financial statements.

In April 2015, the Morro dos Ventos II Wind Farm commenced operations, with Installed Capacity of 29 MW.  Also in April 2015, at the A-5/21st New Energy Auction, CPFL Renováveis traded an average of 14.0 MW of contracted energy to be generated by Boa Vista II SHPP, located in the state of Minas Gerais, with 27 MW of Installed Capacity.  The contract obtained with the trade will be executed with the distribution companies that participated as energy purchasers in the auction.  The duration of the contract will be 25 years, with energy supply commencing on January 1, 2020.  The traded energy was sold at an average price of R$207.64 per MWh, with annual adjustments to be made in accordance with the IPCA.

We expect the Mata Velha and Boa Vista II SHPPs and the Campo dos Ventos, São Benedito and Pedra Cheirosa wind complexes to become operational by 2020, increasing our Installed Capacity (after accounting for the decrease in our stake in CPFL Renováveis as a result of the acquisition of DESA in October 2014) to 3,301 MW.

Background

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs.  In 2015, sales to Captive Consumers represented 69.7% of the volume of electricity we delivered and 65.7% of our operating revenues, compared to 69.8% and 67.3%, respectively, in 2014.  These proportions may decline if consumers migrate from captive to free status.

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

Tariffs are determined separately for each of our eight distribution subsidiaries as follows:

•         Our concession agreements provide for an annual adjustment to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A Costs) and costs that we can control (known as Parcel B Costs).  Parcel A Costs include, among other things, increased prices under long‑term supply contracts, and Parcel B Costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs.  Our ability to fully pass through our electricity acquisition costs to Final Consumers is subject to: (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value.  The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the Regulated Market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to Final Consumers.  Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government.  The annual adjustment of tariffs occurs every April for CPFL Paulista, every June for RGE, every October for CPFL Piratininga and as from February 2016, every March for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari (prior to February 2016, the tariff adjustments for these distribution concessionaries occurred every February).  There is no annual adjustment in a year with a periodic revision.

•         Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista, , CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari and RGE and every four years for CPFL Piratininga in order to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of any increase to Parcel B Costs passed on to all of our consumers.  ANEEL’s Resolution No. 457/2011 has established the methodology to be applied to the third periodic revision cycle (2011 to 2014). As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.  For additional information, see “Item 3.  Risk Factors— The tariffs that we charge for sales of electricity to Captive Consumers and the tariffs for using the distribution system that we charge to Free and Special Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us” and “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs”.

•         Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure.  The last extraordinary revisions took place on January 24, 2013 and February 27, 2015.  The 2013 event aimed to adjust our tariffs as a result of the changes introduced by Law No. 12,783/13.  Law No. 12,783/13 reduced the CDE Account charge and eliminated the CCC and RGR charges, therefore reducing the Parcel A Costs (energy prices, charges for the use of the Basic Network and regulatory charges, which we pass on to our consumers).  In 2015, tariffs were increased to take into account the extraordinary costs due to the full dispatch of thermal plants and distributors’ involuntary exposure.

Annual Adjustment — RTA

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007.  The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2012 through the date of this annual report.  Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.  See “—Background—Brazilian Economic Conditions”.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2012
Economic adjustment(1)	1.96%	7.71%	0.49%	4.36%	7.20%	‑2.20%	‑4.41%	‑7.15%
Regulatory adjustment(2)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	‑3.72%	‑7.10%
2013
Economic adjustment(1)	4.53%	9.69%	‑10.66%	12.15%	‑1.83%	7.96%	6.98%	10.76%
Regulatory adjustment (2)	0.95%	‑2.27%	0.34%	‑2.82%	8.83%	‑1.47%	‑4.71%	‑8.06%
Total adjustment	5.48%	7.42%	‑10.32%	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	9.89%	2.00%	‑4.74%	‑3.16%	1.17%
Regulatory adjustment (2)	2.62%	3.92%	2.99%	4.96%	‑4.07%	‑2.93%	‑2.35%	‑4.90%
Total adjustment	17.18%	19.73%	21.82%	14.86%	‑2.07%	‑7.67%	‑5.51%	‑3.73%
2015
Economic adjustment(1)	37.31%	40.14%(4)	-8.07%	22.01%	28.90%	28.82%	30.24%	40.07%
Regulatory adjustment (2)	4.14%	16.15%(4)	4.31%	12.67%	‑5.55%	‑8.02%	‑5.36%	‑1.61%
Total adjustment	41.45%	56.29%(4)	-3.76%	34.68%	23.34%	20.80%	24.88%	38.46%
2016
Economic adjustment(1)	-0.29%	(3)	(3)	11.59% (5)	11.90% (5)	17.01% (5)	16.89% (5)	17.01% (5)
Regulatory adjustment (2)	10.18%	(3)	(3)	10.92% (5)	4.67% (5)	4.03% (5)	7.46% (5)	12.45% (5)
Total adjustment	9.89%	(3)	(3)	22.51% (5)	16.57% (5)	21.04% (5)	24.35% (5)	29.46% (5)

(1)   This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)   This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)   Annual adjustments for RGE and CPFL Piratininga occur in June and October, respectively.

(4)   Represents the effect of Periodic Revisions — RTP for CPFL Piratinga that occurred in 2015, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.

(5)   On February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari to March every year.

Periodic Revisions — RTP

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011.  For the third cycle, ANEEL has designated a method of recognizing which costs we may pass through to our consumers.  In addition, ANEEL approved the methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators.  As compared to the previous tariff cycle, this methodology negatively impacted our financial condition and results of operations.

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos. 648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015.  The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers.  Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula. Compared to the previous tariff cycle, the new methodology has positively impacted our financial condition and results of operations.

As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First cycle		Second cycle		Third cycle		Fourth cycle
	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment
		(%)		(%)		(%)		(%)
CPFL Paulista...	April 2003	20.66	April 2008	‑14.00	April 2013	4.67(3)	April 2018	(4)
CPFL Piratininga........	October 2003	10.14	October 2007	‑12.77	October 2011	‑3.95(1)(3)	October 2015	40.14
RGE.................	April 2003	27.96	April 2008	2.34	June 2013	-10.27(3)	June 2018	(4)
CPFL Santa Cruz.................	February 2004	17.14	February 2008	‑14.41	February 2012	4.16 (1)(2)	March 2016	11.59
CPFL Mococa..	February 2004	21.73	February 2008	‑7.60	February 2012	7.18 (1)(2)	March 2016	11.90
CPFL Leste Paulista............	February 2004	20.10	February 2008	‑2.18	February 2012	‑2.00 (1)(2)	March 2016	17.01
CPFL Sul Paulista............	February 2004	12.29	February 2008	‑5.19	February 2012	‑4.48 (1)(2)	March 2016	16.89
CPFL Jaguari....	February 2004	‑6.17	February 2008	‑5.17	February 2012	‑7.15 (1)(2)	March 2016	17.01

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

(2)   CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes.  The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, reduction; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB reduction; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from ‑2.20% to ‑2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from -4.41% to ‑4.48 % for CPFL Sul Paulista, mainly because of a RAB reduction; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index of CPFL Jaguari only to the part relating to financial components, mainly because of a RAB increase.

(3)   CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process.  The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from ‑4.45% to ‑3.95%.  CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from 4.53% to 4.67%.  RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda, that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from ‑10.66% to ‑10.27%.

(4)   The fourth cycle of periodic revisions for CPFL Paulista and RGE will take place in April and June 2018, respectively.

Extraordinary Tariff Adjustment – RTE

Pursuant to Law No. 12,783/13, commencing January 24, 2013, an RTE process was issued enabling all distributors  to pass on to consumers the effects of the renewal of generation and transmission concessions and the reduction in regulatory charges.

 The table below shows the impact of this extraordinary tariff adjustment on our subsidiaries:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

Pursuant to Resolution No. 1,858/2015, tariffs were increased as follows to take into account the extraordinary costs incurred by the distribution companies due to full dispatch of thermal plants:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz(1)	CPFL Mococa(1)	CPFL Leste Paulista(1)	CPFL Sul Paulista(1)	CPFL Jaguari(1)
2015
Economic adjustment	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%
Total adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%

(1)   On April 07, 2015 ANEEL changed, through Resolution No. 1,870/2015, the Extraordinary Tariff Review – RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

Sales to Potential Free Consumers

Brazilian regulations permit Potential Free Consumers to opt out of the Regulated Market and become Free Consumers who contract freely for electricity.   See “Item 4. Information on the Company—The New Industrial Model Law—The Free Market”.  Our Potential Free Consumers represent a relatively small portion of our total revenues, as compared to our Captive Consumers.  These revenues consist of energy sales and TUSD network charges.  If a Potential Free Consumer migrates from the Regulated Market and purchases energy in the Free Market, we no longer receive the energy sales revenues, but the Free Consumer is still required to pay us the TUSD network usage charge for their energy.  Regarding the reduction in energy sales revenues, we are able in some cases to reduce our energy purchases by the amount required to service these customers in the year of the consumer’s migration, while in other cases we are able to offset the excess by adjusting our energy purchases in future years.  Accordingly, we do not believe that the loss of Potential Free Consumers would have a material adverse effect on our results of operations.

Historically, relatively few of our Potential Free Consumers have elected to become Free Consumers.  We believe this is because: (i) they consider the advantages of negotiating for a long‑term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and long‑term price risk; and (ii) some of our Potential Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass.  We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its long-term implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long‑term contracts executed in the Regulated Market are: (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2015, we purchased 58,607 GWh, compared to 58,879 GWh in 2014.  Prices under long‑term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take‑or‑pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2015, we purchased 10,261 GWh of electricity from Itaipu (17.5% of the electricity we purchased in terms of volume), as compared to 10,417 GWh (17.7% of the electricity we purchased in terms of volume) in 2014.  See “Item 4.  Information of the Company—Purchases of Electricity”.  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

Most of the electricity we acquired in the Free Market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaires and licensees (including our subsidiaries).  See “—The New Industry Model Law—The Free Market”.

Recoverable Cost Variations—Parcel A Costs

We use the CVA (the Parcel A cost variation account) to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control.  When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electricity purchased from Itaipu are set in U.S. dollars and are therefore subject to U.S. dollar exchange rates.  If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period.  These losses will be offset in the future, when the next annual tariff adjustments occur.

See note 8 to our audited annual consolidated financial statements and “—Sector financial asset and liability”.

Sector financial asset and liability

According to the tariff-pricing mechanism applicable to the distribution companies, energy tariffs should be set at a price level (price-cap) that ensures the economic and financial equilibrium of the concession.  Therefore, concessionaires are authorized to charge consumers (i) an annual tariff increase (after review and ratification by ANEEL) and (ii) usually every four or five years, as specified in the concession contract, the periodic review adjustment used to recalculate Parcel A and Parcel B adjustments of certain tariff components, such as changes in the cost of energy purchased and return in infrastructure investments.  Furthermore, since January 2015, the electricity sector has implemented a mechanism of monthly “tariff flags”, under which consumer invoices may be subject to tariff additions on a monthly basis when energy supply costs reach certain levels.  For further information on the tariff flags system, see “Item 4.  Information on the Company—The Brazilian Power Industry—Basis of Calculation of Distribution Tariffs”.

The distributors’ revenue is mainly derived from the sale and delivery of electric energy.  The concessionaires’ revenue is determined by the amount of energy delivered and the electric energy tariff, which is determined by Parcel A (non-controllable costs) and Parcel B costs (controllable costs).

This tariff-pricing mechanism may lead to timing differences between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect.  This difference creates a contractual right to receive cash from consumers through subsequent tariffs, or to pay to (or receive from) the granting authority any remaining amounts at the expiration of the concession (see note 8 to our audited annual consolidated financial statements).  This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue recorded as Sector Financial Assets or Liabilities.

On November 25, 2014, ANEEL approved an amendment to distribution concession contracts.  On December 10, 2014, our eight distribution subsidiaries signed this addendum. This amendment introduced a new clause providing compensation for any outstanding balance (assets or liabilities) related to insufficient collection or reimbursement through the tariffs resulting from termination of the concession.  This provision, which comes into effect once an addendum to each specific concession contract is executed, provides that the concessionaire has the unconditional right (or obligation) to receive (or deliver) cash or another financial instrument in respect of this amount.  See note 8 to our audited annual consolidated financial statements.

Operating Segments

As discussed in note 31 to our audited annual consolidated financial statements, we present our financial results under five operating segments: (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; (iv) commercialization; and (v) services.

In addition to our five operating segments above, we consolidate a number of activities known as “Other”.  The activities consolidated under Other consist of (i) two transmission assets held through CPFL Geração, of which one (CPFL Piracicaba) is operational and the other (CPFL Morro Agudo) is under construction, (ii) CPFL Telecom and (iii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments.

The profitability of each of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represents 82.0% of our net operating revenue (79.0% in 2014), but its contribution to our net income was smaller in 2015 at 71.5% of our net income for the year (by comparison, our distribution activities accounted for 95.3% of our net income in 2014 and 76.5% in 2013).

The contributions of Distribution, Conventional Generation, Renewable Generation, Commercialization and Services segments to the net operating revenues and net income for the years ended December 31, 2015, 2014 and 2013 are presented in the following table:

	Distribution	Conventional Generation	Renewable Generation	Commercialization	Services
2015
Net operating revenue	82.0%	4.9%	7.9%	8.9%	1.5%
Net income	71.5%	32.3%	-6.4%	10.1%	5.9%
2014
Net operating revenue	79.0%	6.9%	8.0%	12.6%	2.0%
Net income	95.3%	12.2%	-19.0%	15.3%	3.2%
2013
Net operating revenue	79.1%	6.3%	7.4%	12.6%	1.4%
Net income	76.5%	32.9%	-5.8%	3.8%	1.7%

Our Conventional Generation Sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation Sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant.  All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs.  As a result, in the year ended December 31, 2015, our Renewable Generation Sources segment provided 7.9% of our operating income, but due to the significant financing costs incurred to finance these projects, the segment’s contribution to net income was negative (-6.4%).

As of December 31, 2015, 8.9% of the property, plant and equipment in the Renewable Generation Sources segment was under construction.

Our Commercialization segment sells electricity to Free Consumers and other concessionaires or licensees.

Our Services segment offers our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost-effectiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value‑added services from and to one another.  In particular, our Generation (from both conventional and renewable sources), Commercialization and Services segments sell electricity and provide services to our Distribution segment.  Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another within a segment, which is reflected in the column entitled “Elimination” in the table below.  However, the analysis of results by segment would be inaccurate if the same elimination were carried through with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated in the discussion of results by segment below.

We present below selected financial information of our five reportable segments as of and for the years ended December 31, 2015, 2014 and 2013:

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other (*)	Elimination	Total
2015
Net Revenue	16,551,879	572,553	1,262,297	1,716,348	55,547	47,246	-	20,205,869
(-) Inter-segment Revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Income from electric energy service	1,163,426	542,738	460,772	124,933	30,617	(70,396)	-	2,252,090
Financial income	1,155,428	110,018	131,354	42,840	44,098	74,310	-	1,558,047
Financial expense	(1,278,258)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)	-	(2,572,567)
Income before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)	-	1,454,454
Income tax/social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)	-	(579,177)
Net Income	625,964	282,783	(56,398)	88,104	51,625	(116,802)	-	875,277
Total Assets(**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586	-	40,532,471
Capital Expenditures and other intangible assets	868,495	6,910	493,584	2,432	39,176	17,199	-	1,427,796
Depreciation and Amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)	-	(1,279,902)

2014
Net Revenue	13,658,786	722,623	982,613	1,790,822	151,037	61	-	17,305,942
(-) Inter-segment Revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Income from electric energy service	1,602,519	482,214	231,280	205,108	45,072	(26,119)	-	2,540,073
Financial income	552,918	84,884	98,991	29,543	6,380	117,720	-	890,436
Financial expense	(849,774)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)	-	(1,979,890)
Income before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)	-	1,510,304
Income tax/social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)	-	(623,860)
Net Income	844,400	107,820	(168,087)	136,003	28,543	(62,236)	-	886,443
Total Assets(**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454	-	35,144,436
Capital Expenditures and other intangible assets	702,386	14,419	250,803	3,531	90,707	22	-	1,061,868
Depreciation and Amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)	-	(1,159,964)

	Distribution	Conventional generation sources	Renewable generation sources	Commercialization	Services	Other (*)	Elimination	Total
2013
Net Revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	-	14,633,856
(-) Intersegment Revenues	15,354	323,658	281,913	264,891	116,184	-	(1,002,001)	-
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	-	2,369,775
Financial income	504,463	40,005	55,083	27,665	13,876	58,115	-	699,208
Financial expense	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	-	(1,670,651)
Income before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	-	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	-	(570,164)
Net Income	725,549	311,937	(55,017)	35,724	15,970	(85,127)	-	949,036
Total Assets(**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital Expenditures and other intangible assets	844,804	9,744	827,704	3,593	48,646	345	-	1,734,836
Depreciation and Amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	-	(1,055,231)

(*)   Refers to recorded assets and transactions that are not related to any of our operating segments.

(**) Intangible assets (net of amortization) recorded at the parent company level, were allocated to their respective segments.

We also derive non‑material income at the parent company level that is not related to or included in the results of our reportable segments and is reflected in the column “Other” in the table above.  General expenses and indirect costs are generally allocated to the relevant segment and are reflected in the operating results of our reporting segments.  Other expenses incurred by the parent company that can be directly allocated to a specific segment, such as goodwill, an intangible asset relating to a concession, and the amortization thereof, are also allocated to our reporting segments.

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. See “Item 3. Information on the Company—Risk Factors—Risks Relating to Brazil”. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.

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

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation‑indexed debt instruments.  We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A Costs are primarily indexed to the variation of the SELIC rate until they are passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X (see “Item 4.  Information on the Company—The Brazilian Power Industry—Basis of Calculation of Distribution Tariffs”).

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu Power Plant, a Hydroelectric Facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Growth in GDP (in reais)	(3.8%)	0.2%	2.3%
Unemployment rate ‑ % average(1)	8.5%	6.8%	7.1%
Credit to individuals (non‑earmarked resources) ‑ % GDP	13.5%	15.1%	15.5%
Growth in Retail Sales	(4.0%)	2.2%	4.3%
Growth (contraction) in Industrial Production	(8.1%)	(3.2%)	1.1%
Inflation (IGP‑M)(2)	10.5%	3.7%	5.5%
Inflation (IPCA)(3)	10.7%	6.4%	5.9%
Average exchange rate–US$1.00(4)	R$3.339	R$2.360	R$2.174
Year‑end exchange rate–US$1.00	R$3.905	R$2.656	R$2.343
Depreciation (appreciation) of the real vs. U.S. dollar	47.0%	13.4%	14.6%

Sources: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)   Unemployment rate considering the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(2)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(3)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE) and the reference for inflation targets set forth by the Brazilian Monetary Council (Conselho Monetário Nacional, or CMN).

(4)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The Brazilian economic environment has been characterized by significant variations in economic growth rates, with low growth from 2001 through 2003 (1.7% p.a.) and an economic recovery between 2004 and 2008 (4.8% p.a.).  This trend was interrupted by the international financial crisis in 2009.  In the following years, Brazilian economic activity recorded moderate results due to lower exports, unfavorable investor expectations and infrastructure deficiencies.  GDP grew at an average rate of 2.1% between 2009 and 2014.  In 2015 GDP contracted by approximately 3.8% as reductions in demand, combined with unfavorable political conditions aggravated by allegations of corruption, impacted economic activity.  These conditions also led to a significant devaluation of the Brazilian real.  Standard & Poor’s downgraded Brazil below investment grade on September 9, 2015; Fitch Ratings lowered its rating for Brazil from BBB- to BB+ on December 16, 2015; and Moody’s Investors Service downgraded Brazil to Ba2 with negative outlook on February 24, 2016. These downgrades reflected the poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings.  These ratings reflect, among other factors, perspectives for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our power plants are located, our operational performance and debt levels, and the ratings and outlook of our controlling shareholders.  Our ratings were reduced in 2015 from AA+ to AA as a result of the downgrade of Brazil investment grade, due to changes in its economic and political scenarios as stated in the paragraph above.  Downgrades can increase our cost of capital and lead lenders to include additional financial covenants in the instruments that regulate our debt.

In addition, income, employment, retail sales, especially household appliances, and credit availability, which are key indicators for energy consumption, posted poor performance in 2015.  The behavior of the domestic market, reflecting deteriorations in the labor market and household consumption, negatively affected our operations.

Results of Operations—2015 compared to 2014
Net Operating Revenues

Compared to the year ended December 31, 2014, our net operating revenues increased 16.8% (or R$2,900 million) in the year ended December 31, 2015, amounting to R$20,206 million.  The increase in operating revenue primarily reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas.  In addition, we recognized an increase of R$1,596 million in revenue related to Sector Financial Assets and Liabilities, which equaled R$2,507 million in 2015 compared with R$911 million in 2014.  This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to receive cash from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our audited annual consolidated financial statements).  This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue.  The increase in this item in 2015 was principally driven by the depreciation of the real, leading to a future adjustment in tariffs to take account of the increased expenses in purchasing energy (in U.S. dollars) from the Itaipu generation facility.

Net operating revenue for the year ended December 31, 2015, includes the net operating revenue from the assets acquired from WF2 (DESA) for the full twelve months, while net operating revenue for the year ended December 31, 2014 only includes net operating revenue from these assets for three months, as they were acquired in the fourth quarter of 2014.  Also included in net operating revenue are the revenues relating to the construction of concession infrastructure in the amount of R$1,047 million in the year ended December 31, 2015, which did not affect our results of operations, due to corresponding costs in approximately the same amount.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 49.7% (or R$7,777 million) in the year ended December 31, 2015, to R$23,425 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our eight distribution subsidiaries as well as well as TUSD revenue from the use of our network by Captive Consumers, both being subject to tariff adjustment, as described below.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each category of consumer.  The month in which the tariff adjustment becomes effective varies. The adjustment for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  In the year ended December 31, 2015, energy prices increased by an average of 56.8%, mainly due to the positive average overall tariff adjustment of our distribution subsidiaries (consisting of RTA, Tariff Flags and RTE effects).  See note 27 to our audited annual consolidated financial statements.  Average prices for Final Consumers in 2015 were higher for all consumer categories:

•         Residential and commercial consumers.  With respect to Captive Consumers (which represent 99.7% of the total amount sold to this category in our consolidated statements), average prices increased 53.6% for residential and 54.9% for commercial, due to the positive average overall tariff adjustment, as described above.  With respect to Free Consumers (which comprises only commercial consumers) the average price increased 31.6%.

•         Industrial consumers.  Average prices increased 60.2% for Captive Consumers, mainly due to tariff adjustments, as described above.  With respect to Free Consumers, the average price for industrial consumers increased 42.8%.  The increase in the average price for industrial consumers was due to the tariff increase, which resulted from annual adjustment to tariffs in the contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2015 decreased 4.5% compared to the year ended December 31, 2014.  The volume sold to residential and commercial categories, which accounts for 64.5% for our sales to Final Consumers, decreased 2.0% and 1.9%, respectively.  These decreases are a result of an increase in unemployment, decreasing real incomes and an increase in electricity tariffs.  Our results in these categories were also adversely affected by milder temperatures throughout the year.

The volume sold to industrial consumers, which represented 23.6% of our sales to Final Consumers in 2015 (compared with 24.7% in 2014), decreased by 9.9% in the year ended December 31, 2015 compared to the year ended December 31, 2014.  Volumes to Captive Consumers in this category decreased 7.3%, while those in the Free Market decreased 14.4%, reflecting weaker performance in Brazilian economic activity, the recent decline in confidence in the Brazilian industrial sector and increased inventory held by Brazilian companies throughout the year.  Additionally, industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our audited annual consolidated financial statements under “Other Operating Revenues”.

Sales to wholesalers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to wholesalers increased 12.5% (or R$392 million) to R$3,537 million in the year ended December 31, 2015 (10.4% of gross operating revenues), due mainly to an increase of 31.5% (or R$533 million) in sales of electricity to other concessionaires and licensees, composed of an increase of 10.7% in the volume sold and 18.8% in the average price.  This increase was offset by a decrease of 10.4% (or R$101 million) in sales of energy in the spot market, which represents the net effect of an increase of 82.2% in the volume of energy sold and a decrease of 50.8% in the average price compared to 2014.  The decrease of the average price can be explained by the decrease in the PLD ceiling price approved by ANEEL in 2015, which was R$388.48/MWh in 2015 compared to R$822.83/MWh in 2014.  For more information on net operating revenues from our segments, see “—Sales by Segment”.

Other operating revenues

Compared to the year ended December 31, 2014, our other gross operating revenues (which excludes TUSD revenue from captive consumers) increased 70.0% (or R$2,757 million) in the year ended December 31, 2015 to R$6,697 million (19.8% of our gross operating revenues), mainly due to: (i) the increase of R$1,596 million in revenue from Sector Financial Assets and Liabilities described above; (ii) an increase of 91.6% (or R$907 million) in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers due to annual tariff adjustment on such contracts; (iii) the increase of 16.2% (or R$125 million) in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements); and (iv) an increase of 10.8% (or R$102 million) in revenue from construction of concession infrastructure.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue. The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 40.4% of our gross operating revenue in the year ended December 31, 2015 and 24.1% in the year ended December 31, 2014.  Compared to the year ended December 31, 2014, these deductions increased by 149.6% (or R$8,213 million) to R$13,703 million in 2015, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2015 (see note 27.6 to our audited annual consolidated financial statements); (ii) an increase of R$1,796 million in tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 50.8% (or R$1,579 million) in ICMS, as a result of the rise of in our billed supply and; (iv) an increase of 57.5% (or R$1,084 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Sales by segment

Distribution

Compared to the year ended December 31, 2014, net operating revenues from our Distribution segment increased 21.2% (or R$2,896 million) to R$16,574 million in the year ended December 31, 2015.  This increase primarily reflected: (i) an increase related to annual tariff adjustments of our distribution subsidiaries due to the combined effect of RTA, Tariff Flags and RTE effects, which increased electricity sales to Captive Consumers in our concession areas by R$7,564 million; (ii) the R$1,596 million increase in the Sector Financial Assets and Liabilities item described above; (iii) an increase of R$911 million in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers; (iv) an increase of R$620 million in sales to wholesalers, driven by an increase of 125.1% in the volume of energy sold in the spot market to other concessionaires and licensees, offset by a reduction of 38.7% in the average price; (v) an increase of R$132 million in revenue from construction of concession infrastructure and; (vi) an increase of R$125 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account.

Those increases were partially offset by an increase of R$8,210 million in deductions from operating revenues, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account due to new quotas defined by ANEEL in 2015 (see note 27.6 to our audited annual consolidated financial statements); (ii) the increase of R$1,796 million relating to the tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 51.7% (or R$1,574 million) in ICMS, as a result of the increase in our billed supply and; (iv) an increase of 69.5% (or R$1,093 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2015 amounted to R$984 million, a decrease of 17.4% (or R$207 million) compared to R$1,190 million in the year ended December 31, 2014.  This decrease was mainly due to:

(i) a decrease of 92.0% (R$136 million) in revenue from energy sold in the spot market (which is the aggregated effect of a decrease of 13.0% in the volume sold in this period and a decrease of 90.8% in the average price).  This revenue comprises energy sold to other MRE participants who have not generated energy at their Assured Energy levels, as well as energy sold to parties who are not MRE participants.  For the year ended December 31, 2015, approximately 99% of the energy available to the spot market was sold to MRE participants, for which the tariff is fixed on an annual basis by ANEEL.  This tariff, known as Energy Optimization Tariff (Tarifa de Energia de Otimização, or TEO) was R$11.25/MWh for the year ended December 31, 2015.  For further details about MRE, see “Regulatory Charges—Energy Reallocation Mechanism” and;

(ii) a decrease of 12.7% (or R$83 million) in sales to our distribution subsidiaries, which represents the net effect of an increase of 20.1% in the volume sold offset by a decrease of 27.3% in the average price of energy sold in this period.

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2015 amounted to R$1,598 million, an increase of 15.8% (or R$218 million) compared to R$1,380 million in the year ended December 31, 2014.  This increase was mainly due to: (i) an increase of 11.7% (R$162 million) in energy sold to other concessionaires and licensees, which reflects an increase of 9.8% in the volume and 1.8% in the average price of energy sold; (ii) an increase of R$31 million in other operational revenues  derived from insurance claims paid out to CPFL Bio Pedra, CPFL Coopcana and CPFL Alvorada; (iii) an increase of 17.3% (R$15 million) in revenue from energy sold in the spot market, which reflects an increase of 89.0% in the volume of energy sold offset by a decrease of 38.0% in the average price and; (iv) an increase of R$13 million in revenue from Free Consumers (Industrial and Commercial classes), to whom 37,656 MWh was sold in the year ended December 31, 2015, compared to no revenues in this category in the year ended December 31, 2014.  The increase of volume of energy sold mentioned in items (i) and (iii) reflects the acquisition of assets from WF2 (DESA) in the last quarter of 2014 and the commencement of operations at Morro dos Ventos II wind farm in April 2015.

Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2015 amounted to R$1,799 million, a decrease of 17.4% (or R$380 million) compared to R$2,179 million in the year ended December 31, 2014.  This decrease was mainly due to: (i) a decrease of 77.5% (or R$547 million) in revenue from sales to the CCEE, which reflects the decrease in the volume (28.8%) and average price (68.4%) of energy sold in comparison with the year ended December 31, 2014 and; (ii) a decrease of 6.6% (or R$54 million) in revenue from sales to other concessionaires and licensees, which is the result of a decrease of 30.8% in the average price offset by an increase of 34.9% in the volume of energy sold.  Those decreases were partially offset by (i) an increase of 22.2% (or 193 million) in revenue from Industrial Free Consumers, which reflects an increase of 42.8% in the average price offset by a reduction of 14.4% in the volume of energy sold and; (ii) a reduction of R$39 million in deductions from operating revenues (PIS and COFINS taxes), mainly due to the decrease in our gross operating revenues (the calculation base for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2015 amounted to R$295 million, a decrease of 14.5% (or R$50 million) compared to R$345 million in the year ended December 31, 2014.  This decrease was mainly due to a decrease of R$68 million in revenue from construction contracts.  In addition, revenues from leasing and renting activities recorded a decrease of 80.6% (or R$10 million).  These decreases were offset by an increase of 7.0% (or R$20 million) in revenue from sales of products and services.

Income from Electric Energy Service by Destination

                Following discussions between generation companies and the Brazilian government regarding exposure to spot market costs under the GSF, the government enacted Federal Law 13,203 on December 8, 2015.   In the Regulated Market, Federal Law 13,203 allowed generation companies to renegotiate their concessions, setting the GSF cost at a risk premium of R$9.50/MWh per year through the end of the power purchase agreement or the end of the concession, whichever occurs sooner.

In December 2015, subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as well as joint ventures ENERCAN and Chapecoense opted to renegotiate their ACR contracts, and also cancelled their lawsuits. Under the terms of the renegotiation, the hydrologic risks were transferred to the Centralizing Account of the Resources from the Tariff Flags (Conta Centralizadora dos Recursos de Bandeiras Tarifárias, or CCRBT).

For further information regarding the GSF and Federal Law 13,203, see “Item 4.  Information on the Company—The Brazilian Power Industry—Generation Scaling Factor” and note 28.2 to our audited annual consolidated financial statements.

Cost of Electric Energy

Electricity purchased for resale.  Compared to the year ended December 31, 2014, our costs to purchase energy for resale increased 16.6% (or R$1,689 million) in the year ended December 31, 2015, to R$11,847 million (66.0% of our total operating costs and operating expenses) from R$10,158 million for the year ended December 31, 2014 (representing 68.8% of our total operating costs and operating expenses), mainly due to an increase of 17.2% in the overall average price, reflecting:

(i) an increase of R$1,486 million in purchases of energy from Itaipu reflecting an increase of 110.5% in the average price of energy purchased (in reais), caused by the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and the increase of 46.1% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 1.5% decrease in the volume of energy purchased;

(ii) a decrease (which represents an increase of Cost of Electric Energy) of R$2,341 million in reimbursement of costs by the CDE Account in comparison with the year ended December 31, 2014;

(iii) an increase of 4.0% (or R$355 million) in the cost of energy purchases in the Regulated Market, which represents the net effect of an increase of 4.7% in the volume of the energy purchased offset by a reduction of 0.7% in the average price.

These increases were partially offset by:

(i) a decrease of 76.0% (or R$2,294) million in cost from energy purchased in the Free Market (reflecting a decrease of 41.9% in the volume and 58.7% in the average price of energy purchased) and;

(ii) an increase of R$257 million (or 19.1%) in tax credits (PIS and COFINS) from purchases of energy.

Electricity network usage charges.  Compared to the year ended December 31, 2014, our charges for the use of our transmission and distribution system increased 201.7% (or R$979 million) to R$1,465 million in the year ended December 31, 2015, mainly as a result of: (i) an increase of R$882 million in the System Service Charges; (ii) an increase of R$ 120 million in the Basic Network Charges and; (iii) an increase of R$44 million in Reserve  Energy Charges.  These increases were offset by an increase of R$98 million in tax credits from network usage charges.  For further information about electricity network usage charges, see the explanatory note 28 to our audited annual consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2014, our other costs and operating expenses increased 12.6% (or R$519 million) to R$4,642 million in the year ended December 31, 2015, mainly due to the following events: (i) an increase of R$103 million (or 10.9%) in expenses related to the construction of concession infrastructure; (ii) an increase of  R$102 million (or 11.7%) in depreciation and amortization expenses; (iii) an increase of R$87 million in personnel expenses under our collective bargaining agreements as well as an increase of 8.3% in our number of employees; (iv) an increase of R$71 million (or 36.9%) in legal, judicial and indemnity expenses; (v) an increase of R$43 million (or 51.6%) in allowance for doubtful accounts; (vi) recognition of R$39 million related to impairment losses of our subsidiaries, principally CPFL Telecom and to a lesser extent CPFL Total and; (vii) an increase of R$33 million in expenses from outsourced services.

Income from Electric Energy Service

Compared to the year ended December 31, 2014, our income from electric energy service decreased 11.3% (or R$288 million) to R$2,252 million in the year ended December 31, 2015, due to the net effect of an increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$3,188 million) in a higher amount than the increase in our net operating revenue (R$2,900 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2014, income from electric energy service from our Distribution segment decreased 27.4% (or R$439 million) to R$1,163 million in the year ended December 31, 2015, which represents the net effect in the income from electric energy service due to an increase of 21.8% (or R$2,896 million) in net operating revenues (as discussed above) and an increase of 27.6% (or R$3,335) to costs and operational expenses.  The main contributing factors to variations in cost and operational expenses were:

Electricity costs.  Compared to the year ended December 31, 2014, electricity costs increased 32.6% (or R$2,937 million), to R$11,947 million in the year ended December 31, 2015.  The cost of energy purchased for resale increased 23.1%, (or R$1,980 million), reflecting an increase of 22.0% in average prices, arising mainly from exchange rate variations in the energy purchases from Itaipu.  In addition, charges for the use of the transmission and distribution system increased 223.8% (or R$958 million) mainly due to: (i) an increase of R$877 million (or 271.9%) in System Service Charges; (ii) an increase of R$104 million (or 15.5%) in the Basic Network Charges; (iii) an increase of R$44 million in Reserve Energy Charges.  These increases in charges for the use of the transmission and distribution system were partially offset by an increase of R$98 million in tax credits from network usage charges.

Other costs and operating expenses.  Compared to the year ended December 31, 2014, our other costs and operating expenses for the Distribution segment increased 13.0% (or R$398 million), to R$3,464 million in the year ended December 31, 2015, mainly due to: (i) an increase of R$132 million (or 15.0%) in expenses related to the construction of concession infrastructure; (ii) an increase of R$59 million in legal, judicial and indemnity expenses; (iii) an increase of R$53 million in personnel expenses due to a collective bargaining agreement negotiated in 2015 and an increase of 11.5% in the number of employees, partially offset by a lower distributions from our profit-sharing plan; (iv) an increase of R$49 million in outsourced services; (iv) an increase of R$44 million in expenses related to provision for doubtful receivables and; (v) an increase of R$20 million in depreciation and amortization expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Conventional Generation segment increased 12.6% (or R$61 million) to R$543 million in the year ended December 31, 2015.  This increase was mainly due to a decrease of 17.4% in net operating revenue (or R$207 million, as discussed in the section “Sales by Segment” above) that was lower than the decrease in costs and operational expenses (reduction of R$267 million), reflecting a decrease of R$261 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014.

Generation (renewable sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Renewable Generation segment increased 99.2% (or R$229 million) to R$461 million for the year ended December 31, 2015.  This increase was mainly due to an increase in net operating revenue of R$218 million (as discussed in the section “Sales by Segment” above) and a decrease of R$11 million in costs and operational expenses. This decrease  reflects a decrease of R$150 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014.  Such decrease was offset by: (ii) an increase of R$80 million in depreciation and amortization expenses; (iii) an increase of R$24 million in expenses for outsourced services; (iv) an increase of R$22 million in charges for use of the transmission and distribution system; and (v) an increase of R$9 million in expenses from inventory and materials acquisitions.

Commercialization

Compared to the year ended December 31, 2014, income from electric energy service from our Commercialization segment decreased 39.1% (or R$80 million), to R$125 million in the year ended December 31, 2015.  This increase was due to the net effect of a decrease of 17.4% (or R$380 million as discussed in “Sales by Segment” section above) in net operating revenues in a higher amount than the decrease of 15.2% (or R$300 million) in costs and operational expenses.  The decrease in costs and expenses was mainly due to the decrease of R$305 million in electricity purchased for resale, reflecting a decrease of 16.2% in the volume of energy purchased offset by an increase of 0.5% in the average price.  In addition, the decrease in costs and expenses was offset by an increase of R$3 million in charges for use of the transmission and distribution system.

Services

Compared to the year ended December 31, 2014, income from electric energy service from our Services segment decreased 32.1% (or R$14 million), to R$31 million in the year ended December 31, 2015.  This decrease reflected the fact that net operating revenues decreased by 14.5% (or R$50 million), as discussed above, or more than the 11.8% (or R$36 million) decrease of costs and operational expenses.  The decrease in costs and expenses was mainly due to a decrease of R$65 million in expense related to construction contracts, related to the decrease in revenue from construction contracts mentioned in “Sales by Segment” above.  This decrease was partially offset by (i) the increase of R$24 million in personnel expenses due to an increase in the number of employees and due to collective bargain agreements and (ii) an increase of R$4 million in depreciation and amortization expenses.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2014, our net financial expense decreased 6.9% (or R$75 million), from R$1,089 million in 2014 to R$1,015 in the year ended December 31, 2015, mainly due to an increase of R$668 million in our financial income, offset by an increase of R$593 million in our financial expense.

The increase in financial income is mainly due to following reasons: (i) an increase of R$310 million in income from adjustment of estimated cash flow of the Concession Financial Asset in 2015 (see note 11 to our consolidated audited financial statements); (ii) an increase of R$163 million in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (iii) an increase of R$72 million in income from monetary and exchange adjustments; (iv) an increase of R$69 million in interest and fine payments; (v) an increase of R$42 million in income from financial investments; and (vi) an increase of R$32 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$53 million related to tax expenses on financial income (PIS and COFINS taxes), which is accounted for as a reduction of financial income.

The reasons for the increase in financial expenses are: (i) an increase of R$439 million in financial expenses from monetary and exchange adjustments; and (ii) an increase of R$183 million in debt charges. Those increases in financial expenses were partially offset by an increase of R$33 million in capitalized borrowing costs, which is accounted as a decrease in financial expenses.

At December 31, 2015, we had R$14,793 million (R$15,709 million at December 31, 2014) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates.  We also had the equivalent of R$6,940 million (R$3,441 million at December 31, 2014) of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollar‑denominated debts and variations in interest rates, we have the policy of using derivatives to reduce the risks of variations in exchange and interest rates.  The CDI interbank rate increased to 13.2% in 2015, compared to 10.5% in 2014, and the TJLP increased to 7% in 2015, compared to 5% in 2014.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$624 million in the year ended December 31, 2014 to R$579 million in the year ended December 31, 2015.  The effective rate of 39.8% on pretax income in the year ended December 31, 2015 was higher than the official rate of 34.0%, principally due to our inability to use certain tax loss carryforwards.  Such amount of unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2014, and due to the factors discussed above, net income decreased 1.3% (or R$11 million), to R$875 million in the year ended December 31, 2015.

Net Income by Segment

In the year ended December 31, 2015, 71.5% of our net income derived from our Distribution segment, 32.3% from our Generation from Conventional Sources segment, (6.4)% from our Generation from Renewable Sources segment, 10.1% from our Commercialization segment, 5.9% from our Services segment and (13.3)% from Other.

Distribution

Compared to the year ended December 31, 2014, net income from our Distribution segment decreased 25.9%, or (R$218 million), to R$626 million in the year ended December 31, 2015, as a result of a decrease of 27.4% (or R$439 million) in income from electric energy service, a decrease of 10.1% (or R$47 million) in Income and Social Contribution Taxes and a decrease of 58.6% (or R$174 million) in net financial expenses. The decrease in net financial expenses was mainly due to:

•         an increase of R$603 million in financial income, mainly due to: (i) an increase of R$310 million in financial income arising from an adjustment in the estimated cash flow of the financial assets related to our concessions (see note 11 to our consolidated audited financial statements); (ii) an increase of R$163 million in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (iii) an increase of R$66 million in arrears of interest and fines; (iv) an increase of R$37 million in income from monetary and exchange adjustments; (v) an increase of R$32 million in income from financial investments; and (vi) an increase of R$31 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$43 million in tax expenses on financial income (PIS and COFINS), which is accounted as a reduction of financial income.

•         an increase of R$428 million in financial expenses. This increase was mainly due to an increase of R$418 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 162.3% (or R$175 million) to R$283 million during the year ended December 31, 2015 from R$108 million for the year ended December 31, 2014.  This increase is mainly due to the increase of 12.6% (or R$61 million) in income from electric energy service and the increase of 263.4% (or R$157 million) in equity interests in joint ventures (see note 13 to our audited annual consolidated financial statements). These increases were partially offset by an increase of R$41 million increase in net financial expenses, which reflects an increase of R$67 million in financial expenses (mainly due to an increase of R$69 million in debt charges and monetary and exchange variations, due to the increase in our indebtedness), partly offset by an increase of R$25 million in financial income.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment decreased by 66.4% (or R$112 million) to R$56 million in the year ended December 31, 2015 compared to net loss of R$168 million in 2014, mainly due to an increase of 99.2% (or R$229 million) in income from electric energy service offset by an increase of 28.0% (or R$102 million) in net financial expenses.  The increase in net financial expenses was driven by an increase of R$169 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$29 million in income from financial investments and an increase of R$28 million in capitalized borrowing costs.

Commercialization

Compared to the year ended December 31, 2014, net income from our Commercialization segment decreased 35.2% (or R$48 million), to R$88 million in the year ended December 31, 2015, reflecting a decrease of 39.1% (or R$80 million) in the income from electric service, offset mainly by a reduction of 40.6% (or R$28 million) in income and social contribution taxes expenses.

Services

Compared to the year ended December 31, 2014, net income from our Services segment increased 80.9% (or R$23 million), to R$52 million in the year ended December 31, 2015, reflecting an increase of R$43 million in net financial income (driven mainly by an increase of R$ 38 million in income from financial investments due to the increase in the average bank account balances), partially offset by a decrease of R$14 million in income from electric energy service and by an increase of R$6 million in income and social contribution taxes expenses.

Results of Operations—2014 compared to 2013
Net Operating Revenues

Compared to the year ended December 31, 2013, net operating revenues increased 18.3% (or R$2,672 million) in the year ended December 31, 2014, amounting R$17,306 million.  The increase in operating revenue primarily reflected the increase in the RTA of our distribution subsidiaries, impacting the electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas.  Additionally, due to the fact that our concession contracts were amended, we recognized on an accrual basis R$911 million related to our contractual right to receive cash from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession’s term (see note 8 to our audited annual consolidated financial statements).  This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to receive cash from consumers through subsequent tariffs or to pay to (or receive from) the granting authority any remaining amounts at the expiration of the concession (see note 8 to our audited annual consolidated financial statements).  This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue.

The commencement of operations of the Campo dos Ventos II Wind Farm, Atlântica Complex and Macacos I Wind Farm and the acquisition of Rosa dos Ventos and WF2 (through DESA) also contributed to the increase in net operating revenue.  Also included in net operating revenue are the revenues relating to the construction of concession infrastructure in the amount of R$945 million, which does not affect results, due to corresponding costs in approximately the same amount.

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

Other operating revenues

Compared to the year ended December 31, 2013, our other gross operating revenues (which excludes TUSD revenue from captive consumers) increased 3.1% (or R$91 million) in the year ended December 31, 2014 to R$3,030 million (13.3% of our gross operating revenues), mainly due to (i) the increase of 2.6% (or R$25 million) in TUSD revenue from the use of our network by Free Consumers that buy from other suppliers. Such increase has arisen from the annual tariff adjustment (RTA) and is net of the negative effect in the volume sold to industrial consumers which decreased 3.7% in the year ended December 31, 2014 compared to the year ended December 31, 2013; (ii) the increase of 22.8% (or R$143 million) in revenue related to the low-income subsidy; and (iii) the increase of 17.5% (or R$26 million) related to rental activities revenue. Those increases were partially offset by the decrease of 5.9% (or R$59 million) of revenue from construction of concession infrastructure and the decrease of 64.4% (or R$51 million) from other revenues.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state level value added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue. The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs. These deductions represented 24.1% of our gross operating revenue in the year ended December 31, 2014 and 24.3% in the year ended December 31, 2013.  Compared to the year ended December 31, 2013, these deductions increased 16.7% (or R$785 million) to R$5,490 million in 2014, mainly due to: (i) an increase of 11.9% (or R$329 million) in ICMS, as a result of the rise of in our billed supply; (ii) an increase of 24.0% (or R$365 million) in PIS and COFINS, basically due to the increase in our gross operating revenues (the calculation base for these taxes); and (iii) the net effect of the increase of 21.9% (or R$88 million) in regulatory charges, mainly as a result of the increase in contributions made to the CDE Account.  See explanatory note 27 to our audited annual consolidated financial statements.

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

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2014 amounted to R$1,380 million, an increase of 27.3% (or R$296 million) compared to R$1,084 million in the year ended December 31, 2013.  This increase was mainly due an increase of 14.4% in the volume of energy sold because of: (i) the commencement of operations of the Campo dos Ventos II Wind Farm and Atlântica Complex in the last quarter of 2013 and the Macacos I Wind Farm in the second quarter of 2014; and (ii) the acquisition of Rosa dos Ventos (first quarter of 2014) and the acquisition of DESA in the last quarter of 2014 (see note 15.4 to our audited annual consolidated financial statements).  Additionally, another contributing factor to the increase in net operating revenues was the increase of 11.5% in the average price of energy sold in comparison with the year ended December 31, 2013.

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

Liquidity and Capital Resources

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings.  These ratings reflect, among other factors, perspectives for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our power plants are located, our operational performance and debt levels, and the ratings and outlook of our controlling shareholders.  Our ratings were reduced in 2015 from AA+ to AA as a result of the downgrade of Brazil investment grade, due to changes in the country´s economic and political scenarios. Downgrades can increase our cost of capital and lead lenders to include additional financial covenants in the instruments that regulate our debt.

On December 31, 2015, our working capital reflected an excess of current assets over current liabilities of R$2,984 million, an increase of R$1,186 million compared to R$1,798 million at December 31, 2014. The main causes of this increase were:

(i)            an increase of R$1,325 million in cash and cash and equivalents due to net cash generation of R$2,558 million from operating activities and R$292 million from financing activities, offset by consumption of R$1,525 million in net cash from investing activities.

(ii)           an increase of R$ 1,799 million in balances of consumers receivables (R$ 924 million) and of Sectorial Financial Assets net of linked liabilities (R$875 million);

(iii)          an increase of R$604 million in derivative financial instruments;

Those increases were partially offset by:

(iv)          an increase of R$1,812 million in accounts payable related to acquisition of materials and outsourced services (R$787 million), regulatory charges (R$808 million), income taxes and social contributions (R$217 million) and dividends payable (R$203 million).

(v)           the reclassification of R$537 million from financial asset of concession account to intangible assets account due to extension of the term of our five distribution concessions.

Sources of Funds

Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

For ease of reference, lists of items and amounts explaining any increases or decreases in the discussion below are listed in the same order that such line items appear in our applicable financial statements.

Our net cash provided by operating activities was R$2,558 million in the year ended December 31, 2015, compared to R$1,593 million in the year ended December 31, 2014 (increase of 60.6%).  The increase of R$965 million primarily reflects:

(i)                   an increase of R$88 million of net income adjusted for the reconciliation of net cash;

(ii)                 an increase of R$1,252 million in cash generating arising from increasing in operating liabilities, primarily due to regulatory charges (R$797 million) and accounts payable (R$316 million).

(iii)                net increase of R$389 million in operating assets (which represents an increase in the cash provided by operating activities), primarily accounts receivable from consumers (R$792 million), offset by a decrease of R$534 million in accounts receivable from the CDE/CCEE account; and

(iv)               a reduction of R$14 million in cash consumption from income tax and social contribution (R$276 million) net of payment of interest (R$267 million)

Our net cash provided by operating activities was R$1,593 million in the year ended December 31, 2014, compared to R$2,518 million in the year ended December 31, 2013.  The decrease of R$925 million primarily reflected adjustments to reconcile income to cash provided by operating activities.  The main causes are:

(i)                   an increase in receivables of R$207 million related to resources provided by the CDE Account (which represents a reduction in cash generation);

(ii)                 a net increase of receivables of R$911 million related to sector financial assets of concession (which means income higher than the cash generation); partially offset by

(iii)                an increase of interest and monetary adjustment of R$192 million (which represents an expense with no immediate cash outflow).

Our net cash from financing activities recorded generation of cash of R$292 million in the year ended December 31, 2015 compared to consumption of cash of R$509 million in the year ended December 31, 2014.  This increase of R$801 million was due to:

(i)                   an increase of R$1,346 million in fund raising from borrowings and debentures;

(ii)                 a decrease of R$1,011 million in dividend payments; and

(iii)                an increase of R$1,478 million related to payments of loans, financing, debentures and derivatives.

Our net cash from financing activities was a consumption of R$509 million in the year ended December 31, 2014 compared to a generation of R$948 million in the year ended December 31, 2013.  This reduction of R$1,457 million was due to:

(i)                   the reduction of fund‑raising from borrowings and debentures of R$2,772 million; and

(ii)                 the effect of R$329 million of the CPFL Renováveis’ initial public offering that occurred in 2013; partially offset by

(iii)                a decrease of R$1,820 million in payments of borrowings, debentures and derivatives and an increase of R$178 million in dividend payments (which represents a decrease in cash generated).

Indebtedness

The following table sets forth our current and noncurrent indebtedness (in millions) for the year ended December 31, 2015:

	2015
	Current	Noncurrent

Secured debt	929	5,904
Unsecured debt	2,711	12,189
Total	3,640	18,093

Our total indebtedness increased R$2,583 million, or 13.5%, from December 31, 2014 to December 31, 2015, mainly as result of:

•         Issuances of debentures in the total amount of R$664 million by CPFL Renováveis in order to strengthen working capital and debt payments and to fulfill required investments for our renewable generation subsidiaries.

•         New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment (Fundo para Financiamento e Aquisições de Máquinas e Equipamentos), or FINAME, and Financing and Entrepreneurship (Financiamento e Empreendimentos), or FINEM, in the total amount of R$921 million primarily to fulfill the biannual investment plan for our largest distribution subsidiaries (R$569 million) and services companies (R$9 million) as well as to fulfill required investments for our renewable generation subsidiaries (R$343 million); and

•         New borrowings in the amount of R$2,968 million (of which R$2,612 million is U.S. dollar denominated debt) at most of our distribution subsidiaries and at CPFL Renováveis to improve working capital, finance debt payments, refinance maturing debt and fulfill required investments for our renewable generation subsidiaries.

The increases listed above where partially offset by payment of debentures in the total amount of R$2,021 million by CPFL Energia (R$1,305 million), CPFL Geração (R$272 million), CPFL Piratininga (R$268 million) and WF2 (R$176 million).

In 2016 and 2017, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system, to undertake new investments in the Generation segment (both from Conventional Sources and Renewable Sources) and to be prepared for possible consolidation in the sector.

Moreover, fundraising seeks to maintain the liquidity of the group and a good debt profile through extending the average maturity of our debt and reducing its cost.

Terms of Outstanding Debt

Total debt outstanding at December 31, 2015 (including accrued interest) was R$21,733 million.  Approximately R$6,940 million of our total outstanding debt, or 31.9%, was denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,640 million of our total outstanding debt is due in 12 months.

Our major categories of indebtedness are as follows:

•         BNDES.  At December 31, 2015, we had R$5,656 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,955 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,610 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$91 million).

•         Debentures.  At December 31, 2015, we had indebtedness of R$7,070 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis.  The terms of these debentures are summarized in note 18 to our audited annual consolidated financial statements.

•         Working capital.  At December 31, 2015, we had R$1,622 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•         Other real‑denominated debt.  As of December 31, 2015, we had R$466 million outstanding under a number of other real‑denominated facilities. The most significant part of these real-denominated facilities relates to our renewable energy subsidiaries (R$322 million) and our distribution subsidiaries (R$144 million).  They are indexed based on the CDI or TJLP and bear interest at different rates.

•         Other U.S. dollar‑denominated debt.  At December 31, 2015, we had the equivalent of R$6,940 million outstanding under other loans denominated in U.S. dollars (US$1,777 million). We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For more details on our borrowings, debentures and derivatives please see notes 17, 18 and 35 to our audited annual consolidated financial statements.

Financial and Operating Covenants

We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. The main parameters established by financial institutions under these instruments are: (i) net indebtedness divided by EBITDA; (ii) EBITDA divided by Finance Income (Costs); (iii) net indebtedness divided by the sum of net indebtedness and net equity; (iv) maintaining the debt coverage ratio and own capitalization ratio and (v) other restrictions such as restrictions on the payment of dividends to our subsidiaries.

Our Management and that of our subsidiaries monitor these ratios systematically and constantly to ensure that we and our subsidiaries remain in compliance with such contractual conditions.  In the opinion of our Management and that of its subsidiaries and joint-ventures, we were in compliance with these restrictive covenants and clauses as at December 31, 2015.

For more information on our financial covenants, see explanatory notes 17 and 18 to our audited annual consolidated financial statements.

Uses of funds

Our cash flow used for investing activities was R$1,525 million in the year ended December 31, 2015 compared with R$933 million in the year ended December 31, 2014.  This increase of R$592 million (63.4%) primarily reflects:

(i)                   an increase of R$205 million in property, plant and equipment mainly due to investments in our renewable energy subsidiaries;

(ii)                 an increase of R$161 million in intangible assets primarily due to investments in our distribution activities; and

(iii)                an increase of R$140 million in financial investments.

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

•         Repayment or refinancing maturing debt.  At December 31, 2015 we had outstanding debt maturing during the following 12 months in the total amount of R$3,640 million; and

•         Dividends on a semiannual basis.  We did not pay dividends in 2015 (R$987 million in dividends paid in 2014).  See “Item 10.  Additional Information—Interest Attributable to Shareholders’ Equity” and Unconsolidated Statement of Cah Flow in Note 39 to our audited annual consolidated financial statements.

CPFL Energia has adopted, since the second half of 2011, a pre‑funding strategy in order to access the capital markets at more favorable conditions.  It may either retire the debt due in advance or carry cash to improve its liquidity. CPFL Energia continued to employ this strategy during 2015 in relation to debt due in 2016 and will continue to apply it in 2016 in relation to debt due in 2017.  By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and its exposure to interest rate risk, as well as to maintain its liquidity level and its debt profile through debt refinancing actions.

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution networks and for our generation projects.  The following table sets forth our capital expenditures for years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in millions of reais)
Distribution	868	702	845
Conventional Generation	7	14	10
Renewable Generation	494	251	828
Commercialization and other investments	59	94	52
Total	1,428	1,062	1,735

In addition to the capital expenditures shown above, we invested R$37 million for the year ended December 31, 2015 and R$57 million for the year ended December 31, 2014 related to the construction of CPFL Transmissão’s transmission lines, which, in accordance with the requirements of IFRIC 12, was recorded as a financial asset of concession in noncurrent assets.

We plan to make capital expenditures aggregating approximately R$2,812 million in 2016 and approximately R$1,911 million in 2017.  Of total budgeted capital expenditures over this period, R$2,567 million are expected to be invested in our Distribution segment, R$1,915 million in our Renewable Generation segment and R$27 million in our Conventional Generation segment.  In addition, over this period, we plan to invest R$214 million in our commercialization and services activities.  Part of these expenditures, particularly in generation projects, is already contractually committed.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments”.  Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4.  Information on the Company—Generation of Electricity”.

Dividends

On August 27, 2014, our Board of Directors approved the declaration of an interim dividend in the amount of R$422 million, equivalent to R$0.438746730 per share, based on our results for the first six months of 2014.  On April 29, 2015, in the Annual Shareholders' Meeting of CPFL Energia, shareholders representing 78.42% of CPFL Energia's capital stock followed the recommendation of the Board of Directors and approved the allocation of R$555 million from our accumulated profit for the year 2014 to our statutory reserve – working capital improvement account. Additionally, in the Extraordinary Shareholders' Meeting that took place on April 29, 2015, capitalization of this statutory reserve was approved by the shareholders and 30,739,955 new ordinary shares were issued.

For the year ended December 31, 2015, Our Board of Directors approved dividend distribution of R$205 million, subject to the approval by shareholders in the Annual Shareholders' Meeting of CPFL Energia, which will take place on April 29, 2016. See note 25.5 to our audited annual consolidated financial statements for additional information.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2015 (including our noncurrent contractual obligations).

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2015:
Suppliers	3,162	3,161	1	-	-
Debt obligations(1)	30,301	5,712	13,819	6,796	3,974
Public utilities (1)	466	25	69	118	253
Post-employment benefit (2)	1,141	-	129	199	812
Regulatory charges	852	852	-	-	-
Other	208	190	-	-	18
Total of Balance Sheet items (1)	36,129	9,940	14,018	7,114	5,057
Electricity purchase agreements (3)	133,179	10,252	19,568	20,600	82,760
Distribution and transmission systems service charges(4)	27,385	1,062	2,967	3,638	19,717
Premium of Hydrological Risk renegotiation (GSF) (5)	234	46	-	7	181
Generation projects (6)	1,260	962	298	-	-
Supplies	3,044	1,333	946	226	538
Total of other commitments	165,102	13,655	23,779	24,472	103,197
Total of contractual obligations	201,231	23,595	37,797	31,586	108,253

(1)   Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections.  These future interests are not recorded on our Balance Sheet.

(2)   Estimated future contributions to the post-employment benefit.

(3)   Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year‑end 2015 price.  See “—Background—Prices for Purchased Electricity” and note 36 to our audited annual consolidated financial statements.

(4)   Estimated distribution and transmission system service charges until the end of our concessions. We have presented this obligation combined with “Electricity Purchase Agreements” until the fiscal year ended December 31, 2014.

(5)   Estimated expenses for the payment of risk premium in connection with renegotiation of hydrological risk (see note 28.2 to our audited annual consolidated financial statements).

(6)   The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

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

Our disbursements on research and development projects in the years ended December 31, 2015, 2014 and 2013 totaled  R$125 million, R$120 million and R$132 million, respectively.

Off‑Balance Sheet Arrangements

As of December 31, 2015, we had no off‑balance sheet arrangements that have or are reasonably likely to have a material impact on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We have used the following amounts of our current funding arrangements:

			In 2015 (in thousands of reais)
Modality	Approval	Company	Debt	Released	Balance
BNDES / Investment - FINEM	In 2014	CPFL Santa Cruz	25,360	23,155	2,205
BNDES / Investment - FINEM I	In 2014	CPFL Leste Paulista	13,045	8,570	4,475
BNDES / Investment - FINEM	In 2014	CPFL Sul Paulista	12,280	9,132	3,148
BNDES / Investment - FINEM V	In 2014	CPFL Jaguari	10,398	5,384	5,014
BNDES / Investment - CCB Santander	In 2014	CPFL Mococa	6,119	3,040	3,079
BNDES / Investment - FINEM XIII	In 2013	CPFL Renováveis	389,311	356,181	33,130
BNDES / Investment - FINEP I	In 2013	CPFL Renováveis	20,728	6,921	13,806(1)
BNDES / Investment - FINEP II	In 2014	CPFL Renováveis	379,948	314,991	64,957
BNDES / Investment - FINEP III	In 2014	CPFL Renováveis	88,095	10,348	77,747(1)
BNDES / Investment - FINAME	In 2014	CPFL Transmissão Piracicaba	23,824	20,737	3,087(1)
BNDES / Investment - FINEM	In 2014	CPFL Telecom	95,333	34,918	60,415
BNDES / Investment - FINEM VII	In 2014	CPFL Paulista	427,716	254,119	173,597
BNDES / Investment - FINEM VI	In 2014	CPFL Piratininga	194,862	135,259	59,603
BNDES / Investment - FINEM VII	In 2014	RGE	266,790	174,518	92,272
BNDES / FINAME	In 2015	CPFL Serviços	6,011	5,144	867
BNDES / Investment - FINEM XXV	In 2015	CPFL Renováveis	84,338	75,732	8,606
BNDES / Investment - FINEM XXVI	In 2015	CPFL Renováveis	764,109	270,642	493,467

(1)        Outstanding balance was canceled.

Trend Information

We invest in innovation and technology to improve the quality of our services and our operational efficiency, which are our perennial goals.  The Tauron Program – focused on smart metering for high and medium voltage consumers and on the excellence of workforce management by the use of tablets and new software – will increase our operational efficiency in the near future.  We have already deployed 26,783 smart meters in the field, reaching the conclusion of the project implementation. Currently, our eight distribution companies are already operating under the new data dispatch system for emergency commercial services.

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

According to projections from the FOCUS report, a weekly report published by the Brazilian Central Bank on April 1~~st~~, 2016, to evaluate market expectations with regards to the Brazilian economy, GDP is expected to decrease 3.7% in 2016 and increase 0.3% in 2017.  Since the global economic crisis of 2009, the Brazilian economy has been negatively affected by lower demand in foreign trade and deficient infrastructure in Brazil, which has resulted in GDP growth averaging 2.1% per year between 2009 and 2014.  In 2015, reduction in aggregate demand, combined with unfavorable political conditions, had negative consequences on the country’s economic activity and contributed to the devaluation of the Brazilian real, ultimately making 2015 another challenging year for the Brazilian economy.  Industrial production decreased 8.3% in 2015, which affected the labor market and therefore consumer spending.  Considering that Brazil currently has substantial international reserves and the real/U.S. dollar exchange rate is expected to remain at levels observed in 2015, potentially increasing Brazilian exports, official Brazilian Government projections indicate that the current recession should not be continue for many years, with signs of recovery expected by the end of 2016. Furthermore, inflation is expected to decrease in 2016, partially compensating the decline in real income observed in 2015.  Despite the increase in the unemployment rate observed in 2015, it remains at historically low levels (8.6% in 2015), reflecting Brazil’s potential as one of the largest consumer markets in the world.  Weak economic activity resulted in a decline in energy consumption in 2015, which also negatively affected sectors of the economy which are traditionally the least affected by economic crises.

Based on the forecast economic scenario discussed above, we expect that negative economic results observed in 2015 and expected for 2016 to begin improving in 2017.

Our Generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants.  In 2011, the creation of CPFL Renováveis marked an important moment for us.  We plan to continue to expand our generation activities, both in the conventional energy and the renewable energy (wind farms, Small Hydroelectric Power Plants, Biomass Thermoelectric Plants and Solar Power Plants) sectors.  We are currently pursuing this strategy through CPFL Renováveis, with an Installed Capacity of 1,798 MW (of which our share is 929 MW) and 332 MW under construction (of which our share is 170 MW), as well as seeking out new projects.

As of December 31, 2015, we had an Installed Capacity of 3,164 MW. In 2020, we expect to reach an Installed Capacity of 3,334 MW, when the Mata Velha and Boa Vista II SHPPs and Campo dos Ventos, São Benedito and Pedra Cheirosa I and II Wind Farm Complexes will have begun operations.  We also have a 3,453 MW (of which our share is 1,782 MW) portfolio to be developed over the coming years through CPFL Renováveis.  In addition, we will continue to seek out new projects in the conventional energy sector.

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

Impairment of Long-lived Assets

Long‑lived assets, which include property, plant and equipment, purchased intangible assets and investments, comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization.  We are required under IFRS to periodically evaluate whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  The methods used to assess impairment include tests based on the asset’s value in use.  In such cases, the assets (e.g. goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the “cash generating unit”, or CGU).  If they are impaired, we are required to recognize a loss by writing off part of their value to expense in the current period. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity.  Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2014 and 2013 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments. For the year ended 2015 we have recognized a loss of R$39 million related to provisions for impairment of long-lived assets (see notes 14.1 and 15.2 to audited annual consolidated financial statements).

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

We regularly review our deferred tax assets for recoverability.  If evidences are not enough to prove that it is more likely than not that we will not recover such deferred tax assets, then such asset is not registered in the balance sheet of the company.  Also, if there are no evidences that allow us to expect sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

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

Financial assets classified as available‑for‑sale refer to the right to compensation to be paid by the Brazilian government on reversion of the assets of the distribution concessionaires (concession financial asset).  The methodology adopted for marking these assets to market is based on the tariff review process for distributors.  This review, usually conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure.  This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

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

ITEM 6.                        Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

Our Board of Directors’ main duties and responsibilities are established by Brazilian Corporate Law and our bylaws, and include, among others, the responsibility to determine our overall strategic guidelines, establish our general business policies, elect our executive officers and supervise their management. Our Board of Directors operates according to its Internal Rules (which establish, among other matters, the rules concerning the relationship between the Board of Directors and the committees, commissions and other departments of CPFL Energia and its subsidiaries), with due observance to the provisions of the Brazilian Corporate Law, our bylaws and the Shareholders' Agreement relating to the company.

Under our bylaws, members of the Board of Directors are elected by the holders of our common shares at the annual general shareholders’ meeting.  According to our bylaws, our Board of Directors consists of a minimum of seven members and a maximum of nine members (with their respective alternate members).  Members of the  Board of Directors serve one‑year terms, re‑election being permitted provided that they may be removed at any time by our shareholders at an extraordinary general meeting of shareholders.   Our bylaws do not provide for a mandatory retirement age for our directors.  The Board of Directors has one chairman and one vice-chairman, appointed among its members in the first meeting following the election of the directors.  See "Item 7. Major Shareholders and Related Party Transactions-Shareholders' Agreement-Corporate Governance".

The Board of Directors meets at least once a month, or whenever requested by the chairman in accordance with our bylaws and the Internal Rules of the Board.  In the event of a tie, the chairman will have the deciding vote.  See "Item 7. Major Shareholders and Related Party Transactions-Shareholders' Agreement- Voting Rights".

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting.  A director or an executive officer may not transact any business with CPFL Energia, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.  Any transaction entered into between our shareholders or related parties and CPFL Energia (or its subsidiaries) that exceeds R$11,116,000.00, as adjusted annually by the IGP‑M index, must be previously approved by our Board of Directors.  As of this date, there are no relevant agreements or other obligations between us and our directors.

Under Brazilian Corporate Law, combined with a decision by the CVM, non-controlling shareholders have the right to designate at least one member (and his/her respective alternate member) of our Board of Directors for election to the Board, provided that they hold at least 10.0% of the outstanding voting shares.  Non-controlling shareholders that own more than 5.0% of voting shares may request multiple voting (voto múltiplo) , which confers upon each voting share a number of votes equal to the number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several candidates.

Currently, our Board of Directors consists of seven members (six of them with alternate members), of which one is independent (in accordance with the listing regulations of the New Market segment of the BM&FBOVESPA, or the Novo Mercado, and our bylaws).  Seven members of our current Board (and six alternate members) were elected at our annual general meetings of shareholders held on April 29, 2015.  Their terms are expected to expire at our next annual general meetings of shareholders, scheduled to take place on April 29, 2016.

The following table sets forth the name, age and position of each current member of our Board of Directors.  A brief biographical description of each of our directors follows the table.

Name	Age	Position
Murilo Cesar Lemos dos Santos Passos	68	Chairman
Décio Bottechia Júnior	50	Vice‑Chairman
Albrecht Curt Reuter Domenech	68	Member
Deli Soares Pereira	66	Member
Francisco Caprino Neto	55	Member
Licio da Costa Raimundo	47	Member
Ana Maria Elorrieta	60	Independent Member

Murilo Cesar Lemos dos Santos Passos – Mr. Passos graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1971. Between 1970 and 1977, he held positions at the Ministry of Industry and Commerce – Board of Industrial Development (CDI).  Between 1977 and 1992, he worked at Companhia Vale do Rio Doce, where he served as Executive Forest Product, Environment and Metallurgy Officer and also served as the CEO of Celulose Nipo-Brasileira S.A. (Cenibra) and Florestas Rio Doce S.A.  Between 1993 and 2006, he served as the Superintendent Officer at Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A.  He was a member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between 2007 and 2010.  Currently, he is a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., the Notable Committee of the National Quality Foundation (FNPQ), the Senior Board of the EcoFuture Institute and the Advisory Committee to the Pulp and Paper Producers’ Association – BRACELPA.  He is also a member of the Board of Directors and of the Financial Committee of São Martinho S.A., and a member of the Board of Directors of Odontoprev S.A., Camil Alimentos S.A., Tegma Gestão Logística S.A. and Grupo CCR  Since 2010, he has been the Chairman of our Board of Directors.

Décio Bottechia Júnior – Mr. Bottechia graduated in Economics from the Mackenzie Presbyterian University in 1990, and obtained a graduate degree in Financial Management from São Judas Tadeu University in 1995, and Master’s and a Doctorate degrees in Business Economics from the Catholic University of Brasília (UCB) in 2005 and 2013, respectively.  Between 2002 and 2014, he served as a Senior Advisor to Banco do Brasil.  He is also a member of the Fiscal Council of ANABBPrev and serves as Planning Officer at Previ—Caixa de Previdência dos Funcionários do Banco do Brasil.  Since 2015, he is the Vice-Chairman of our Board of Directors.

 Albrecht Curt Reuter Domenech – Mr. Reuter graduated in Civil Engineering from the University of Puerto Rico in 1968, and obtained a Master’s degree in Business Management from the Wharton School of the University of Pennsylvania (USA) in 1979.  He joined McKinsey & Company, Inc. in 1979 and retired in 2006.  He currently also serves as a member of the Board of Directors of Construções Comercio Camargo Correa S.A. and of Companhia de Concessões Rodoviárias S.A. (CCR). Since 2015, he is a member of our Board of Directors.

Deli Soares Pereira – Mr. Pereira graduated in Social Sciences from the University of São Paulo (USP) in 1979, and obtained a graduate degree in Economics and Labor Relations Management from the Pontifical University of São Paulo (PUC/SP) in 2009.  Between 2000 and 2013, he served as an alternate member of the Boards of Directors of VALE S.A. and VALEPAR S.A.  He has also served as a member of the Boards of Directors of Tigre S.A. – Tubos e Conexões, between 2001 and 2003, and SOLPART Participações S.A., between 2006 and 2008.  He was a member of the Board of Directors of CPFL Piratininga, CPFL Paulista, CPFL Geração and of our Board of Directors from 2004 to 2006.  Since 2013, he is a member of our Board of Directors.

Francisco Caprino Neto – Mr. Caprino Neto graduated in Metallurgical Engineering from the University of São Paulo in 1983, and obtained a Master’s degree in Metallurgical Engineering from the same institution in 1992.  He has served as the Head of the Process Engineering Department and Planning and the Control Advisor for Siderúrgica J.L. Aliperti S.A., and the Coordinator of Metallurgical Processes for Aços Vilares S.A.  Between 200 and 2005, he was a member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.  Between 1996 and 2015, he has held executive positions at Camargo Corrêa S.A. and its subsidiaries.  He also serves as a business consultant in FCaprino Consultoria Empresarial- EIRELI.  He is certified to serve as a Board member by the Brazilian Corporate Governance Institute (IBGC).  He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2004.  He was a sitting member of our Board of Directors, from 2004 to April 2013, and an alternate member from April 2013 to August 2014.  Currently, he is a sitting member of our Board of Directors.

 Licio da Costa Raimundo – Mr. Raimundo graduated in Economics from the University of São Paulo in 1993, and obtained Master’s and Doctorate degrees from the Institute of Economics of the University of Campinas, in 1997 and 2002, respectively.  Between 2003 and 2005, he served as the Manager of the Investment Planning Area of Fundação Petrobrás de Seguridade Social – Petros.  Since 2001, he serves as a Senior Technical Advisor to the Finance Department of the City of Campinas and, since 2013, as Investment Officer of Fundação de Previdência Complementar do Servidor Público Federal - Funpresp.  Since 2015, he is a member of our Board of Directors

Ana Maria Elorrieta – Ms. Elorrieta graduated in Accounting Sciences from the University of Buenos Aires (UBA) in 1973. In 1995, she became a partner of PwC Brasil, where she served until December 2012. Over this period, she headed the Risk and Quality department in Brazil and South America, represented PwC in international forums (PwC Global Accounting Standards Board and Global Risk & Quality), and was a member of the Territory Leadership Team. From 1997 to 2002, she participated in the Workgroup to discuss Brazilian Accounting Standards promoted by the Federal Accounting Council (CFC). From 1998 to 2003, she was a member of the International Auditing and Assurance Standard Board (IAASB) of the International Federation of Accountants (IFAC). In the Brazilian Institute of Accountants (IBRACON), she was part of several administrations of the National Executive Board from 1998 to 2004, and was director of technical affairs from 2004 to 2007, as well as president of the National Executive Board from 2009 to 2011. From 2005 to 2014, she led the Latin America Coordinating Committee. She is an acting associate of the Brazilian Corporate Governance Institute (IBGC) and a certified BOARD MEMBER since 2013. Since 2014, she has been a member of the Audit Committee of a closely held Brazilian mining company.

Executive Officers

The main duties and responsibilities of the members of our board of executive officers are established by Brazilian Corporate Law and our bylaws, and include, among others, executing the decisions of our Board of Directors and day‑to‑day management of the Company.

Under our bylaws, our board of executive officers is comprised of seven members that are appointed by our Board of Directors for a two‑year term, with the possibility of re‑election. Our current executive officers were elected at the Board of Directors’ meeting held on May 06, 2015.

The following table sets forth the name, age and position of each current executive officer.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Wilson Ferreira Júnior	56	Chief Executive Officer(*)
Gustavo Estrella	41	Chief Financial and Investor Relations Officer
Luis Henrique Ferreira Pinto	54	Chief Regulated Operations Officer
Karin Regina Luchesi	39	Chief Market Operations Officer
Wagner Luiz Schneider de Freitas	43	Chief Planning and Business Management Officer
Carlos da Costa Parcias Junior	55	Chief Business Development Officer
Luiz Eduardo Fróes do Amaral Osório	41	Chief Legal and Institutional Relations Officer

(*) On April 13, 2016 Mr. Ferreira announced his intention to resign as our Chief Executive Officer, the post that he has held since 2002.  He will remain in office until July 1, 2016.  Our board of directors has approved Andre Dorf, currently the Chief Executive Officer of CPFL Renovaveis, to replace Mr. Ferreira as our Chief Executive Officer.  Mr. Ferreira and Mr. Dorf will work together on the transition until July 1.

Wilson Ferreira Junior – Mr. Ferreira Junior graduated in Electrical Engineering from the Mackenzie Presbyterian University in 1981 and earned a degree in Business Administration from the same institution in 1983.  He attended a master’s degree program in Energy at the University of São Paulo (USP), for which he did not complete the thesis requirements, and completed several specialization programs, including: Occupational Safety and Health Engineering at Mackenzie University, in 1982, Marketing at Fundação Getúlio Vargas, in 1988, and Electricity Distribution Management at the Swedish Power Co., in 1992.  Between 1995 and 1998, he held several senior positions at the Companhia Energética de São Paulo (CESP), and served as the Distribution Officer.  Between 1998 and 2000, he served as the CEO of RGE, and, between 2000 and 2001, he served as the Chairman of the Board of Directors of Bandeirante Energia S.A.  He was the President of the Brazilian Association of Electric Power Distributors (ABRADEE) between 2009 and 2010.  Currently, he is the Vice-President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB), a member of the Board of Directors of the National Electrical System Operator (ONS) and a member of the Board of Directors of WEG S.A.  Between 2002 and 2011, he was a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.  Between 2000 and 2011, he was the CEO of CPFL Paulista, and between 2001 and 2011, he was the CEO of CPFL Piratininga, CPFL Geração and CPFL Brasil.  He has also served as the CEO of CPFL Jaguariúna, Nect Serviços, and certain of our other subsidiaries.  He is currently the Chairman of the Board of Directors of CPFL Renováveis and of the Institution CPFL.  Since 2002, he has been our Chief Executive Officer.

Gustavo Estrella – Mr. Estrella graduated from the State University of Rio de Janeiro (UERJ) in Business Administration in 1997.  He obtained a Master’s degree in Finance from the Brazilian Institute of Capital Markets (IBMEC/RJ) in 2000.  He has worked at Grupo Lafarge and at the companies Light and Brasil Telecom.  He has held positions at the Company since 2001, where he has served as Manager of Economic Planning and Finance, Director of Investor Relations and Director of Planning and Control.  Since 2013, he has served as the Investor Relations Officer of CPFL Energia and the Finance and Investor Relations Director of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE amongst other subsidiaries of our group.  He is currently the Vice‑Chairman of the Board of Directors of CPFL Renováveis and a member of the Board of Directors of RGE, CPFL Paulista, CPFL Piratininga and CPFL Geração.  Since 2013, he has been our Chief Financial Officer.

Luis Henrique Ferreira Pinto – Mr. Ferreira Pinto graduated in Electrical Engineering from the Engineering University of Barretos in 1985.  He obtained a graduate degree in Power Electric System Engineering at Federal University of Itajubá (EFEI) in 1990 and obtained a Master’s degree in Electrical Engineering at the State University of Campinas (UNICAMP) in 2001, without defending his thesis, holding two specializations, including a Master’s degree in Corporate Management obtained in 2004 and a Master’s degree in Financial Management, Controllership and Auditing obtained in 2011 from Fundação Getúlio Vargas (FGV).  He has held several positions at Companhia Paulista de Força e Luz (CPFL), serving as an Operations Planning Engineer between 1986 and 2000, the CPFL Transmission Service Division Manager between 2000 and 2001, the CPFL Electric System Planning Division Manager between 2001 and 2002, the Manager of the Operational Control Department at CPFL Paulista and CPFL Piratininga between 2002 and 2006, the Operations Officer at RGE between 2006 and 2009, and the Executive Officer at RGE between 2009 and 2011.  He was CPFL’s representative to the Interconnected Operations Coordination Group for the Electrical System in South/Southeastern Brazil - GCOI/GTPO/ELETROBRAS between 1986 and 1996, representative of the distributors Paulista, Piratininga and RGE to the work group for the Initial Public Offering (IPO) of CPFL Energia on the São Paulo and New York Stock Exchanges in 2006.  He has also served as the Coordinator of the Technical Losses Group at the Brazilian Association of Electricity Distributors (ABRADEE) between 2005 and 2006, and was a professor of the Course on Technical Losses in the Energy Sector at the COGI Foundation between 2005 and 2006.  He has also served as the CEO of RGE between June 2011 and April 2013 and as the CEO of CPFL Paulista and CPFL Piratininga between 2013 and 2015.  Since 2015, he has been our Chief Regulated Operations Officer.

Karin Regina Luchesi – Ms. Luchesi graduated in Material Production Engineering from the Federal University of São Carlos in 2001 and obtained an Executive Master’s degree in Finance from Insper in 2010.  She began her career in the Electric Sector, at the Electric Power Trading Chamber - CCEE.  She has held several positions within our company since 2001, serving for seven years as Manager of the Department of Energy Purchase and Sale Contract Management.  In June 2011 she became Distribution Energy Sale Officer, while also acting as Energy Planning and Energy Management Officer from January to May 2014.  Since May, 2014, she has been the CEO of CPFL Generação, in addition to acting as an Officer at CPFL Transmissão, Paulista Lajeado and CPFL Jaguari de Geração and sitting on the Boards of Directors of CPFL Renováveis, CERAN, Chapecoense, Foz do Chapecó, ENERCAN, BAESA and EPASA.  Since 2015, she has been our Chief Market Operations Officer.

Wagner Luiz Schneider de Freitas – Mr. Schneider de Freitas graduated in Metallurgical and Material Engineering from the Military Institute of Engineering (IME/RJ) in 1994 and obtained specializations in Material Engineering from the Federal University of Paraná (UFPR), in 1996, in Logistics from Logistical Institute of the Aeronautical Logistics (ILA), in 1997, and a Master’s degree in Mechanical and Aeronautical Engineering, Industrial Management and Strategic Development from the Intitute of Aeronatical Technology (ITA), in 2003.  Between 1998 and 2000, he was as a Quality Engineer at Volkswagen/Audi.  He was also a Quality Engineer at Embraer between 2000 and 2003 in São José dos Campos, São Paulo, and later an Operations and Quality Engineer in Fort Lauderdale, Florida, between 2003 and 2005.  He also served as a Senior Manager in São José dos Campos, São Paulo between 2005 and 2008.  He served as a consultant at McKinsey & Company between 2008 and 2010.  He served as the Operations Officer of Grupo Positivo between 2010 and 2012 and as the Research and Development Officer of Whirlpool - Embraco.  He currently serves as the Administrative Officer at CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração and other subsidiaries of CPFL Energia.  Since 2015, he has been our Chief Planning and Business Management Officer.

Carlos da Costa Parcias Junior – Mr. Parcias graduated in Economics from the Federal University of Rio de Janeiro (UFRJ) in 1984 and obtained a Master’s degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ) in 1988.  He has held several senior leadership positions in the financial industry, serving as an advisor to the Presidency of BNDES, between 1990 and 1992, the Executive Officer at JP Morgan Brazil between 1992 and 1993, the Head of Capital Markets at BBA‑Creditanstalt Bank, between 1993 and 1995, as the CEO at BBA‑Capital Asset Management, between 1996 and 1998, as the Head of Investment Banking at Fleming Graphus between 1998 and 2000, and as the CEO at Icatu Gestão de Participações, between 2001 and 2003. Between 2004 and 2010, he managed his own Independent Financial Advisory Firm, focusing on mergers and acquisitions and private equity transactions.  In 2011, he was the Director of Equity Investments in Energy at Camargo Correa Holding Company.  Since 2012, he has been our Business Development Vice-President.

Luiz Eduardo Fróes do Amaral Osòrio – Mr. Osório graduated in Law from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ) in 1999 and obtained a Master’s degree in Development Management from the School of International Service at American University, of Washington, D.C., where he was inducted into Pi Alpha Alpha, the National Honors Society for outstanding graduates in Public Affairs and Administration.  Mr. Osório also holds certificates in Executive Education in Corporate Social Responsibility from Harvard Business School, Identifying the Challenges and Building General Management Skills from Insead (France), and Strategy to Execution and Leading in a High Performance Organization from The Wharton School of the University of Pennsylvania.  Mr. Osório has held senior leadership and management positions in multinational companies such as AmBev, Diageo, Shell and Raízen.  In addition, he was a sitting member of the Deliberative Council of Brazilian Beverages Association (ABRABE), an Ethical Committee Member at the National Advertising Self-Regulatory Council (CONAR), and a member of the Center for Information on Health and Alcohol (CISA) Fiscal Council.  He was also a board member of Brewing Industry National Association (SINDICERV) and the Brazilian Association of Soft Drinks and Non-Alcoholic Beverages (ABIR).  He is currently a sitting member of the Board of Directors of CPFL Renováveis and Instituto CPFL.  Since May 2014, he has been our Chief Institutional Relations and Legal Officer.

Andre Dorf – Mr. Dorf graduated in Business Administration from Fundação Getúlio Vargas. He started his career in investment banking, where he held several positions between 1996 and 2003 in banks such as Banco Patrimônio de Investimento (JV with Salomon Brothers), Chase Manhattan Bank and JP Morgan (both in São Paulo and New York offices). Between 2003 and 2010, he held senior positions at Suzano Papel e Celulose, where he served as Chief Executive Officer of Suzano Energia Renovável (2010-2013), Executive Director – Strategy, Business Development and Investor Relations (2008-2010), Executive Director - Paper Business Unit (2005-2008) and Executive Director – Corporate Development, New Businesses and IT (2003-2005).

Fiscal Council

Under Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of a company’s management and external auditors.  Our fiscal council is permanent and may be composed of a minimum of three and a maximum of five members (and their respective alternate members).  The primary responsibility of the fiscal council is to review Management’s activities and our financial statements, and to report its findings to our shareholders.  Brazilian Corporate Law requires fiscal council members to receive as remuneration at least 10.0% of the average annual amount paid to our executive officers, excluding benefits and profit sharing.  Non-controlling holders of common shares owning in aggregate at least 10.0% of the common shares outstanding may also elect one member of the fiscal council (and her/his respective alternate member). See "Item 7. Major Shareholders and Related Party Transactions-Shareholders' Agreement- Corporate Governance".

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our Management or Board of Directors.  Our fiscal council, elected at our shareholders’ meeting held on  April 29, 2015, with a mandate of one year, is composed of five members: William Bezerra Cavalcanti Filho (Chairman), Marcelo de Andrade, Adalgiso Fragoso de Faria, Carlos Alberto Cardoso Moreira and Celene Carvalho de Jesus.

In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).

Advisory Committees

Our bylaws allow our Board of Directors to establish committees and ad hoc commissions to assist the Board of Directors with strategic issues. Currently, there are three committees within the Company: the Management Processes Committee, the Human Resources Management Committee and the Related Parties Committee, all governed by the Internal Rules of Committees of the Board of Directors. See "Item 7. Major Shareholders and Related Party Transactions-Shareholders' Agreement- Corporate Governance".

The committees do not have decision‑making authority and their recommendations are not binding upon the Board of Directors.

Management Processes Committee.  Our Management Processes Committee is responsible for assisting the Board of Directors by: (i) evaluating the validity of the information disclosed to the Board of the Directors; (ii) preparing proposals to improve business management procedures; and (iii) coordinating internal audits and preparing improvement proposals. In addition, the Board of Directors has delegated to this Committee the responsibility for monitoring the initiatives about Sustainability, Environment, and Institutional Communication.  Until 2014, we had a Management Processes Committee and a Risk Management Commission, which was established ad hoc to update the Risk Management Policy.  In 2015, the Board of Directors approved the termination of the Risk Management Commission, which was merged with the Management Processes Committee, and established the "Management Processes and Risks Committee".  The members of this committee are Fernando Luiz Aguiar Filho, João Ernesto de Lima Mesquita and Augusto Etchebehere Tavares de Tavares.

Human Resources Management Committee.  Our Human Resources Management Committee is responsible for assisting the Board of Directors by: (i) coordinating the CEO selection process; (ii) monitoring the selection process  of the Vice-Presidents of CPFL Energia and CEOs of controlled companies; (iii) defining criteria for compensation of the executive officers, including long- and short‑term incentives plans; (iv) coordinating evaluation procedures of the executive board; and (v) preparation of the plan of succession of the executive board and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.  The members of this committee are Arthur Prado Silva, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira.

Related Parties Committee.  Our Related Parties Committee is responsible for assisting the Board of Directors by: (i) evaluating the selection procedures of suppliers and third‑party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice.  The members of this committee are Paola Rocha Ferreira, Fernando Luiz Aguiar Filho, and Alexandre Jose Fava de Souza Junior.

In addition to the advisory committees, our Board of Directors may create ad hoc commissions, if deemed necessary.  The main responsibilities of an ad hoc commission include evaluating and addressing specific matters that may arise.  In 2015, our Board of Directors set up two ad hoc commissions: the Strategy Commission and the Finance and Budget Commission.

Compensation

Under Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount we pay to the members of our Board of Directors and our executive officers.  Once our shareholders establish an aggregate amount of compensation for our Board of Directors and executive officers, the Human Resources Management Committee of our Board of Directors is responsible for setting the criteria for individual compensation levels.

Pursuant to Article 17 of our bylaws, the Board of Directors is responsible for establishing the individual monthly compensation due to the executive officers, with due observance to the aggregate amount approved by the shareholders.

The members of our Board of Executive Officers receive a portion of their compensation directly from us, and a portion from our subsidiaries on an allocation basis in return for services provided to those subsidiaries.  Our subsidiaries do not pay any member of our Board of Directors or Fiscal Council or any of our executive officers for any duties carried out exclusively for CPFL Energia.

The table below shows the aggregate compensation paid directly by CPFL Energia to the members of our Board of Directors and Fiscal Council and our executive officers for 2015:

	Compensation for the year ended December 31, 2015
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members(1)	5 members(1)	6.67 members(1)
Fixed annual compensation:	(in thousands of reais)
Salary	1,642	720	7,016	9,378
Direct or indirect benefits	-	-	263	263
Other	329	144	871	1,344
Variable compensation:
Bonus	-	-	5,568	5,568
Other	-	-	-687	-687
Post‑employment benefits	-	-	553	553
Total compensation	1,971	864	13,584	16,419

(1)   Represents the weighted average number of members.

The table below sets forth the compensation paid by our subsidiaries to our management for 2015:

	Year ended December 31, 2015
	Board of Directors	Fiscal Council	Executive Officers
	Fixed	Fixed	Total (fixed and variable)
	(in thousands of reais)
Subsidiaries(1)	-	‑	4,337

(1)   Compensation amounts include charges and accruals.

                The table below shows the aggregate compensation expected to be paid directly by CPFL Energia to the members of our Board of Directors and Fiscal Council and our executive officers for 2016 (excluding any compensation to be paid by our subsidiaries to such individuals):

	Approved compensation for the year ending December 31, 2016(1)
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members(2)	5 members(2)	7 members(2)
Fixed annual compensation:	(in thousands of reais)
Salary	1,844	809	8,038	10,691
Direct or indirect benefits	-	-	321	321
Other	369	161	2,251	2,781
Variable compensation:
Bonus	-	-	8,180	8,180
Other	-	-	5,888	5,888
Post‑employment benefits	-	-	729	729
Total compensation	2,213	971	25,407	28,590

(1)        Represents the expected compensation for a twelve-month period (from May 2016 to April 2017), to be approved in the Annual Shareholders' Meeting of CPFL Energia, which will take place on April 29, 2016.

(2)        Represents the weighted average number of members.

In addition, the Brazilian CVM requires us to disclose the aggregate compensation paid by the CPFL group to all members of the boards of directors and fiscal councils, and all executive officers, of all companies in our consolidated group.  This aggregate compensation, including cash and benefits in kind, amounted to approximately R$43 million for 2015, including R$11 million in variable compensation.  The total amount set aside or accrued by the CPFL group to provide pension, retirement or similar benefits for the same period was approximately R$1 million.

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

The table below shows the proportion of fixed and variable compensation and benefits paid to members of our Board of Directors and Fiscal Council and our executive officers:

	Board of Directors	Fiscal Council	Executive Officers*
Fixed compensation:	100%	100%	50%
Benefits	‑	‑	4%
Variable compensation:
Short‑term incentives	‑	‑	24%
Long‑term incentives	‑	‑	22%
Total	100%	100%	100%

(*)           Overall contributions to aggregate compensation.  Proportion of fixed and variable compensation of specific individuals may vary.

Compensation of  Members of our Board of Directors and Fiscal Council

Members of our Board of Directors and Fiscal Council receive fixed monthly fees that are set in accordance with market standards and reviewed annually.  Since 2012, the Chairman of our Board of Directors has received additional compensation in light of the specific duties of that position.  Alternate members do not receive any compensation, except when actually representing the relevant effective member.

Compensation of Executive Officers

Our executive officers receive a fixed monthly salary (adjusted according to research annually carried out by specialized companies), benefits, and variable incentives.  This compensation policy aims to encourage our executives to seek the greatest returns on our investments and projects through the following tools:

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

Long-term Incentive Plan

Our long‑term incentive plan, known as the ILP, seeks to align the interests of our Eligible Professionals (the executive officers of CPFL Energia, the Chief Executive Officers of our controlled companies and eligible Directors and Managers of CPFL Energia) with those of our shareholders, including share price performance, as part of their overall compensation mix, with the aim of fostering long‑term commitment and the consistent and sustainable creation of value.  By linking a share valuation target with our long‑term strategic plan, we seek to align the aims of the ILP with market recognition of the achievement of our strategic plan.  The ILP also aims to incentivize and retain employees who provide the greatest value through their individual performance.  Beneficiaries under the ILP receive cash bonuses after a vesting period when our share price reaches certain targets.  The cash bonuses reflect our stock performance through a “phantom stock” grant mechanism, such that no physical shares are issued.  The ILP is reviewed annually by our Board of Directors through the Human Resources Management Committee, and may be suspended at any time.

We measure individual performance under the ILP using a matrix of nine potential and actual performance goals that aims to track whether the individual possesses the necessary skills and potential, and has achieved certain individual targets.  The number of phantom shares granted to each beneficiary is based on targets that follow best practices in the market. In 2015, 204,919 phantom stocks were granted, considering the valuation of the CPFL Energia, divided by the number of shares available in the market.

The total expense amount accrued by us related to the ILP was R$2,477 as of December 31, 2015.

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

Pension Plans

We provide pension plans for our executive officers, but not for members of our Board of Directors or Fiscal Council.  The table below summarizes our pension plan arrangements regarding executive officers as at and for the year ended December 31, 2015:

	Pension Plans for Executive Officers
Name of pension plan	PGBL Bradesco	PGBL Brasil Prev
Number of Executive Officer members	5	1
Number of Executive Officer members eligible for retirement	5	1
Early retirement provisions	None	None
Inflation-adjusted value of pension plan contributions held at year-end, excluding contributions made directly by beneficiaries (in thousands of reais)	1,002	148
Amount of pension plan contributions made during the year, excluding contributions made directly by beneficiaries (in thousands of reais)*	205	4
Provisions for early redemption by beneficiary, if any	At any time, subject to vesting rules.	At any time, subject to vesting rules.

(*)           Inflation-adjusted.

Share Ownership

The total number of common shares owned by our directors and executive officers as of March 31, 2016 was 115,972.  None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for specific indemnification of directors or officers.  We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2015, we had 9,890 full time employees.  The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2015	2014	2013
Distribution	5,248	4,706	4,503
Conventional Generation	106	108	106
Renewable Generation	391	357	329
Commercialization	48	49	51
Services	2,554	2,367	1,822
Corporate staff	1,543	1,549	1,580
Total	9,890	9,136	8,391

Some of our employees are members of unions, with which we have collective bargaining agreements.  We renegotiate these agreements annually with the 16 principal unions that represent our various employee groups.  Salary increases are generally provided for on an annual basis.  We believe that we have good relationships with these unions, as evidenced by the fact that we have not had any labor strikes during the last 27 years that materially affected our operations.

We provide a number of benefits to our employees.  The most significant is the sponsorship of Fundação CESP, in partnership with ten other electrical companies, which supplements the Brazilian government retirement and health benefits available to the employees of our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil.

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program.  This amount is set in the collective bargaining agreements of each company, which are adjusted annually.  In 2015, we reserved R$54 million (R$49 million of which are booked in current liabilities) for our employee profit sharing program.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of December 31, 2015.  Percentages in the following table are based on 993,014,215 outstanding common shares.

	Common Shares	(%)
BB Carteira Livre I FIA (1)	262,698,037	26.45
ESC Energia S.A. (2)	234,086,204	23.57
Energia São Paulo FIA (3)	146,463,379	14.75
Bonaire Participações S.A. (4)	1,238,334	0.12
Bradespar S.A. (5)	52,156,383	5.25
BNDES Participações S.A. (6)	66,914,177	6.74
Executive officers and directors as a group	105,672	0.01
Total	763,662,186	76.90

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

Shareholders’ Agreement

Number of Shares subject to the Shareholders' Agreement entered into on March 22, 2002, amended on August 27, 2002, on November 5, 2003 and on December 6, 2007, or subject shares:

Shareholder	Common Shares(*)	(% in the Controlling Shareholder Block)
BB Carteira Livre I FIA.	262,698,037	40.8
ESC Energia S.A.	234,086,204	36.3
Energia São Paulo FIA.	146,463,379	22.7
Bonaire Participações S.A.	1,238,334	0.2
Total	644,485,954	100.0

(*) Pursuant to the Shareholders' Agreement, any shares further issued by CPFL Energia resulting from a subscription, a stock split and/or a stock bonus, which may increase the equity stake of the abovementioned controlling shareholders in CPFL Energia's capital stock, shall be held subject and bound to the Shareholders' Agreement. It is worth noting that, the abovementioned controlling shareholders of  CPFL Energia, or controlling shareholders, entered into an Untying Term, under which they agreed that the shares issued by CPFL Energia by means of the Annual Shareholders' Meeting held on April 29, 2015, as a result of a stock bonus, and freely distributed to the controlling shareholders would not be subject and, therefore, bound to the Shareholders' Agreement.

Voting Rights.  Our Shareholders’ Agreement, among ESC Energia, BB Carteira Livre I FIA, Energia São Paulo FIA, Bonaire and us, as intervening and consenting party, or Shareholders' Agreement, governs control of us and our subsidiaries.

Preliminary Meetings. Under the Shareholders' Agreement, the controlling shareholders shall exercise the voting rights attached to their common shares in CPFL Energia's capital stock according to the terms of the Shareholders' Agreement, which include, among other provisions, an obligation for the controlling shareholders to hold preliminary meetings before any Shareholders' Meetings or certain Board of Directors' meetings of CPFL Energia, its controlled companies or companies in which CPFL Energia holds at least 10.0% of the capital stock, without controlling them (or investee companies), with the purpose of previously defining the direction of the vote to be casted by them (or their representatives) in the relevant Shareholders' Meetings or Board of Directors' meetings.  According to Section 5.4 of the Shareholders' Agreement, the preliminary meetings are mandatory with regards to any matters to be approved in a Shareholders' Meeting or to any matters which require the approval of a qualified majority of the members of the Board of Directors, or which concern the election of executive officers and the execution of agreements in an amount exceeding R$40.1 million (nevertheless, any controlling shareholder may require a preliminary meeting to resolve on any other matter to be submitted to the approval of the members of the Board of Directors).

All resolutions to be decided in the preliminary meetings shall be subject to the approval by a simple majority, except for those matters to be approved in a Shareholders' Meeting and those matters which require the approval of a qualified majority of the members of the Board of Directors, which shall be subject to the approval of the controlling shareholders holding at least 80.0% of the subject shares (on March 31, 2016, BB Carteira Livre I FIA and ESC Energia S.A.).

Pursuant to Section 5.5 of the Shareholders' Agreement, the controlling shareholders and their representatives in the corporate bodies shall cause the suspension or the postponement of any Shareholders' Meeting or Board of Directors' meeting called to resolve on any matter that is subject to a preliminary meeting, whenever (i) for any reason whatsoever, a preliminary meeting could not be held up to the date of the Shareholders' Meeting or Board of Directors' meeting; or (ii), the controlling shareholders could not reach a valid agreement on the relevant matter, despite deliberating the relevant matter at a preliminary meeting.

Section 5.10 of the Shareholders' Agreement provides that the chairperson of the Shareholders' Meeting or the chairman of our Board of Directors shall not take into account any vote casted by a representative of a controlling shareholder against any provision of the Shareholders' Agreement or against any resolution approved in a preliminary meeting, in which case any representative of the other controlling shareholders will be entitled to, by providing a copy of the minutes of the relevant preliminary meeting, require that the vote of the defaulting controlling shareholder is considered and computed in the same manner agreed in the preliminary meeting. In addition, section 5.11 of the Shareholders' Agreement establishes that, if a representative of a controlling shareholders fails to attend a Shareholders' Meeting or a Board of Directors' meeting, as the case may be, or abstain from voting therein, the representative of any other controlling shareholder attending the relevant meetings shall be entitled to vote, as applicable, (i) in the relevant Shareholders' Meeting with the shares owned by the absent or missing controlling shareholder, or (ii) in the relevant Board of Directors' meeting on behalf of the absent or missing director.

Shareholders' Meetings. Section 6 of the Shareholders' Agreement governs the exercise of the voting rights by the controlling shareholders in any Shareholders' Meeting of CPFL Energia.  Section 6.2 provides that the resolutions to be taken in a Shareholders' Meeting require the approval of the majority of the shareholders attending the meeting, except for the matters to which the Law requires a qualified majority.  Section 6.3 also establishes that, without prejudice to the provisions of Section 6.2, the controlling shareholders are compelled to attend all Shareholders' Meetings of CPFL Energia and exercise their voting rights aiming at ensuring that any resolution to be taken therein are approved as agreed by the controlling shareholders in the preliminary meeting, by the votes of the controlling shareholders holding at least 80.0% of the subject shares (on March 31, 2016, BB Carteira Livre I FIA and ESC Energia S.A.). Pursuant to Section 6.4 of the Shareholders' Agreement, any vote casted by a controlling shareholder of CPFL Energia against the resolutions approved in a preliminary meeting shall be held null (and the vote shall be held invalid), without prejudice to the right of the other controlling shareholders to foster the specific execution or claim a right for losses and damages. See "Item 10. Additional Information–Memorandum of Incorporation–Shareholders' Meetings".

Board of Directors' Meetings. Section 7 of the Shareholders' Agreement governs the exercise of the voting rights by the members of the Board of Directors.  Section 7.1 provides an obligation for the controlling shareholders to instruct the members of the Board of Directors appointed by them to vote in the Board of Directors' meetings according to the Shareholders' Agreement and the final resolution taken by the controlling shareholders in the preliminary meetings.  Sections 7.3 and 7.4 establish that the resolutions of the Board of Directors shall be taken by the simple majority of its members attending a Board of Directors' meeting, except for the following matters, which require the approval of at least 70.0% of the directors appointed by the controlling shareholders:

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

•         execution of any agreement with a global amount in excess of R$40.1 million, if not included in our annual budget;

•         granting of any kind of collateral or guarantee in favor of third parties;

•         execution of agreements with related parties in an amount in excess of R$10.0 million;

•         appointment of our independent auditors in certain specified cases;

•         authorization for the acquisition of our own shares for cancellation or for treasury;

•         amendments to concession agreements of any controlled entity;

•         approval of stock option plans; and

•         acquisition, sale or encumbrance of any fixed assets in an amount equal or over R$40.1 million.

The terms of our shareholders’ agreement relating to voting rights apply to our controlled companies and, to the fullest extent possible, to our investee companies.

Corporate Governance.  Our Shareholders' Agreement provides, in Sections 8.2.1 and 8.2.1.1, that the controlling shareholders shall jointly appoint six members of the Board of Directors, of the seven total members, as follows:

•         three appointed by ESC;

•         two appointed by BB Carteira Livre I FIA; and

•         one appointed by Energia São Paulo FIA/Bonaire.

If the non-controlling shareholders, exercising their rights under the corporate law, elect the independent director required by the BM&FBOVESPA’s Novo Mercado Listing Rules, ESC, BB Carteira Livre I FIA and Energia São Paulo FIA/Bonaire must abstain from proposing a nominee for the position.  If the non-controlling shareholders do not elect the independent director, ESC, BB Carteira Livre I FIA and Energia São Paulo FIA/Bonaire shall jointly appoint such independent director.

According to Section 8.2.4 of the Shareholders' Agreement, in the first meeting following the election of the directors, (i) the chairman of our Board of Directors shall be appointed among those directors appointed by the controlling shareholder individually owning most part of the subject shares; and (ii) the Vice-Chairman shall be appointed among those directors appointed by the second controlling shareholder individually owning most part of the subject shares.

Section 8.3 provides that, in the event of multiple voting (voto múltiplo), the controlling shareholders shall be compelled to distribute their votes aiming at reflecting the proportionality of the composition of the Board of Directors described above.

Our Fiscal Council consists of five members, appointed as follows:

•         two appointed by ESC;

•         two appointed by BB Carteira Livre I FIA; and

•         one appointed by Energia São Paulo FIA/Bonaire.

Section 10.3.2 establishes that, if the non-controlling shareholders decide to appoint (i) one member of our Fiscal Council, then ESC, BB Carteira Livre I FIA and Bonaire shall be entitled to individually appoint one member of the Fiscal Council and ESC and BB Carteira Livre I FIA shall be entitled to jointly appoint the other member; and (ii) two members of our Fiscal Council, then ESC and BB Carteira Livre I FIA shall be entitled to individually appoint one member of the Fiscal Council and ESC, BB Carteira Livre I FIA and Bonaire shall be entitled to jointly appoint the other member.

The number of members of the Board of Directors and the Fiscal Council nominated by each controlling shareholder under the Shareholders’ Agreement is related to the current stakes of the controlling shareholder in the controlling shareholder block.  If a change in the stakes of any controlling shareholder in the enjoined shares occurs, the number of members for which such controlling shareholder has the right to nominate shall be adapted to reflect such modification so as to maintain unchanged the number of members nominated by the controlling shareholder whose stakes relative to the total of enjoined shares have not been altered.

The Shareholders’ Agreement also establishes the framework of the Board of Directors and Board of Executive Officers of our subsidiaries.  According to the agreement, the executive officers of the Company must be part of the boards of directors of our subsidiaries.

With regards to the Advisory Committees, the Shareholders' Agreement establishes certain rules for their relevant compositions and purposes, such as the right of the controlling shareholders to appoint one member each of the Management Processes Committee, the Human Resources Management Committee and the Related Parties Committee.

Transfer of Shares.  Our Shareholders’ Agreement provides for certain rights and obligations in the event of transfer of subject shares, including:

•         Right of First Refusal.  The controlling shareholders to the Shareholders Agreement have a right of first refusal to acquire subject shares in the event one of them decides to sell its shares to a third party, or whenever the subject shares of a controlling shareholder are judicially seized or pledged.

•         Tag‑along Rights.  A controlling shareholder that decides not to exercise its right of first refusal has the option to sell, together with the selling controlling shareholders, its subject shares to the acquiring third party (pro rata, except if the purchase of the subject shares by the third party results in such third party becoming the owner of most part of the subject shares, in which case the controlling shareholders will be entitled to sell all the subject shares held by them in the capital stock of CPFL Energia). Tag‑along provisions do not apply to the disposition of subject shares by Energia São Paulo FIA/Bonaire while its stake within the controlling block is lower than 20.0%.

•         Tag‑along Rights of Energia São Paulo FIA/Bonaire.  In the event of a sale, assignment or transfer of subject shares by BB Carteira Livre I FIA and ESC that results in an equity percentage lower than 20.0% and 30.0%, respectively, of the aggregate subject shares and, as long as Energia São Paulo FIA/Bonaire has not exercised its right of first refusal, it will have the right to sell its entire stake of subject shares together with BB Carteira Livre I FIA or ESC, under the same terms and conditions.

Change of Control.  In the event of direct or indirect change of control of any of the controlling shareholders subject to the Shareholders’ Agreement, the remaining controlling shareholders have the right to acquire all subject shares held, directly or indirectly, by the controlling shareholders undergoing the change of control, paying for such shares an amount to be determined by a recognized financial institution.

The Shareholders' Agreement provides for certain exceptions and further details on the transfer of shares and change of control, such as in the event of transfer of shares to affiliated companies, in which case, provided that observed certain conditions, the right of first refusal shall not apply.

Option Agreement

Our controlling shareholders are also parties to an agreement pursuant to which they have granted to each other options to purchase their respective shares in us.  In addition, this agreement provides for (i) certain notification requirements for secondary offerings of shares by such shareholders and (ii) priority to certain shareholders in the sale of shares in a secondary offering, if more than one shareholder participates in the offering and demand is less than the size of the offering.

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

We and our subsidiaries also have been conducting several transactions with Banco do Brasil related to borrowings.  For balances and further details please see note 32 to our audited annual consolidated financial statements.

Our subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our shareholders, Energia São Paulo FIA.  See note 32 to our audited annual consolidated financial statements for further information on “Related Party Transactions”.

ITEM 8.                        Financial Information

Consolidated Statements and Other Financial Information

See Item 18.  Financial Statements.

Legal Proceedings

CPFL Paulista and CPFL Piratininga are defendants in numerous proceedings commenced by industrial consumers alleging that certain tariff increases that occurred in the past were illegal.  The plaintiffs allege that electricity tariffs were among items subject to a price freeze under financial regulations that were in force at the time.  The total amount claimed under these proceedings was approximately R$112.5 million as of December 31, 2015.  This amount consists of R$38 million where we believe the likelihood of loss is probable; R$28.5 million where we believe the likelihood of loss is possible; and R$46 million where we believe the likelihood of loss is remote.  A significant number of these proceedings have been decided against us in part by appellate courts.  We have made accounting provisions of approximately R$28 million in respect of these proceedings.

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

CPFL Piratininga is subject to a tax claim regarding alleged improper tax deductions regarding payments made to the Fundação CESP pension fund.  The payments in question originated from an agreement by CPFL Piratininga to pay a debt owed by the pension fund.  CPFL Piratininga has appealed against this tax claim and is awaiting a decision on the appeal.  The amount claimed totaled approximately R$162 million as of December 31, 2015.  We believe that the likelihood of loss is possible.

CPFL Piratininga is also subject to a tax claim from the state of São Paulo regarding its calculation of ICMS tax on the supply of electricity to one city in the state.  CPFL Piratininga is seeking annulment of this claim and is awaiting a decision on the appeal.  The amount claimed totaled approximately R$54 million as of December 31, 2015.  We believe that the likelihood of loss is possible.

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

CPFL Paulista is subject to a tax claim challenging the deductibility of expenses recognized in 1997 relating to a deficit in the Fundação CESP pension fund.  CPFL Paulista deducted the expenses for income tax purposes in reliance on a favorable opinion from the Brazilian tax authority.  We made a payment to court of R$360 million in 2007 and R$54 million in 2011 (adjusted to R$746 million as of December 31, 2015 to account for inflation) in order to prevent any attachment of assets by the tax authority and enable CPFL Paulista to appeal the claim.  In January 2016, CPFL Paulista obtained court decisions that authorized the replacement of the escrow deposits by financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of CPFL Paulista occurred in 2016. This tax claim has also resulted in other proceedings.  We believe that the likelihood of loss is possible.

CPFL Paulista commenced proceedings against ANEEL in 2007 seeking annulment of the methodology applied in periodic tariff adjustments since the first periodic adjustment cycle in 2003, on the basis that the adjustments affected the economic basis of CPFL Paulista’s concessions.  Following denial of its claim by the court of first instance, CPFL Paulista appealed and is awaiting a decision on the appeal.  In addition, ABRADEE, a group of electricity distribution companies that includes CPFL Paulista, CPFL Piratininga and RGE, commenced proceedings against ANEEL in 2002 challenging the basis for remuneration of concession assets that has been in effect since the first periodic adjustment cycle.  We are currently awaiting a final decision in these proceedings.  If the relevant distribution companies succeed in any of these proceedings, the tariffs that they may charge will increase.  If the distribution companies lose the cases, however, they may be required to pay court costs as well as legal fees that will be arbitrated by the court to ANEEL. We believe that the likelihood of loss in both proceedings is possible.

CPFL Geração and Furnas are subject to legal proceedings commenced by Mr. Alberto Vieira Borges and others.  The claim relates to the Serra da Mesa joint venture, in which CPFL Geração and Furnas are joint venture partners, although the concession for the Serra da Mesa project is held by Furnas alone.  The plaintiffs, who were owners of a lumberyard, seek compensation of R$1,493 million on the basis that the Brazilian environmental agency prevented them from felling their trees before the area was flooded as part of the construction of the hydroelectric facility, and therefore that the Serra da Mesa joint venture expropriated the timber. The claim is awaiting trial at the court of first instance.  CPFL Geração has argued that the claim is groundless, and that any potential claim should be made solely against Furnas, as sole holder of the concession operated by the joint venture.  We therefore believe that the likelihood of loss is remote.

CPFL Geração is subject to a tax claim in the amount of approximately R$245 million as of December 31, 2015 regarding an interpretation of the basis of calculation of PIS and COFINS taxes due.  CPFL Geração’s appeal in this case is awaiting decision.  We believe that the likelihood of loss is possible.

RGE has challenged a tax claim in the amount of approximately R$464 million as of December 31, 2015 regarding corporate income tax (IRPJ) and social contributions (CSLL) levied in relation to the period from 1999 to 2003.  The claim alleges excess goodwill amortization in the 10‑year period under Law 9,532/97; excess asset depreciation charges; and the exclusion from the basis of tax calculation of certain inflation-related adjustments to items within Parcel A, known as CVA.  RGE is awaiting a court decision on its challenge to this claim.  We believe that the likelihood of loss is possible.

CPFL Santa Cruz, CPFL Geração and RGE are also subject to tax claims in the amounts of R$48 million, R$214 million and R$245 million, respectively, as of December 31, 2015, alleging excess goodwill amortization for purposes of calculating IRPJ and CSLL taxes.  Our appeals in this case are awaiting decision.  We believe that the likelihood of loss is possible.

An arbitration proceeding was filed against CPFL Comercialização Brasil S.A., referring to commercial partnership agreements executed with Pedra Agroindustrial and other parties.  The proceeding is based on an alleged breach of contractual obligations by us in three consortiums established for the construction and operation of thermoelectric energy plants.  This proceeding is in the evidentiary phase and we believe the risk to CPFL Comercialização Brasil S.A. is remote, considering the Burden Sharing Agreement (Instrumento de Assunção de Responsabilidades) CPFL Comercialização Brasil S.A. has executed with CPFL Renováveis, under which CPFL Renováveis would assume any eventual obligations. We believe that the likelihood of loss for CPFL Renováveis is possible. The amount claimed totaled approximately R$181.6 million as of December 31, 2015.

CPFL Paulista is subject to several tax collection proceedings filed by the city of Ribeirão Preto, charging land use taxes for the years of 2005, 2007, 2008, 2009 and 2014.  We have submitted a defense for this claim, which was accepted due to previously recognized unconstitutionality of the tax.  Currently, we are waiting for the judgment of the appeal filed by the city of Ribeirão Preto. We believe that the likelihood of loss is remote.  The amount claimed totaled approximately R$245 million as of December 31, 2015.

The Brazilian Federal Revenue Authority filed a tax assessment notice and imposed a fine on Sul Geradora Participações S.A., claiming IRF values on the payment of interest of an operation in which Sul Geradora Participações S.A. was prepaid for energy exports.  The Brazilian tax authority claims the Sul Geradora Participações S.A. used resources obtained with this operation to acquire credits against companies of its own corporate group and not to finance its exports.  We filed a defense to these allegations, which was judged groundless.  We then filed a voluntary appeal, which was allowed to proceed.  The Brazilian Federal Revenue Authority filed a special appeal, which was allowed to proceed and therefore maintained the notice assessment.  We are currently awaiting a formal judgment to be delivered on the appeal filed by Sul Geradora Participações S.A. We believe the likelihood of loss is possible.  The amount claimed totaled approximately R$81 million as of December 31, 2015.

The Brazilian Federal Revenue Office imposed an infraction notice and a fine on CPFL Geração, charging it with overdue taxes during the years of 2004, 2005, and 2006, resulting from certain excess expenses and omission of revenues by the defendant.  We filed an appeal to this case, which was judged groundless.  We have also filed a voluntary appeal.  This case currently awaits a decision of the aforementioned voluntary appeal.  We believe the likelihood of loss is possible.  The amount claimed totaled approximately R$85 million as of December 31, 2015.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of such losses.  For this purpose, we classify these losses as remote, possible or probable.  IFRS practices require us to establish provisions in connection with probable losses, and it is therefore our policy to establish provisions in connection with those claims only.  As of December 31, 2015, our provisions for contingencies were approximately R$570 million, reflecting our ongoing contingency monitoring and risk control. Our Management believes that none of these proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.  See note 22 to our audited annual consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10.  Additional Information—Allocation of Net Income and Distribution of Dividends”.

ITEM 9.                        The Offer and Listing

Trading Markets

Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange.  Each ADS represents two shares.  The ADSs commenced trading on the NYSE on September 29, 2004.  As of December 31, 2015, the ADSs represented 4.7% of our shares and 14.7% of our current global public float.

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

	Reais per Common share		U.S. dollars per ADS
	High	Low	High	Low
2010 (*)	22.00	17.42	25.64	19.10
2011 (*)	26.50	19.43	30.56	22.15
2012	29.30	21.28	32.94	20.75
2013	23.57	18.39	22.78	15.49
2014	22.74	15.42	20.19	12.56
2015	21.20	14.17	14.40	6.95
2014:
First Quarter	18.87	15.42	16.57	12.85
Second Quarter	20.83	17.70	18.55	15.79
Third Quarter	22.74	19.11	20.19	15.55
Fourth Quarter	20.18	17.18	16.74	12.56
2015:
First Quarter	20.46	16.56	14.40	11.06
Second Quarter	21.20	18.69	14.21	11.97
Third Quarter	19.81	14.17	12.58	6.95
Fourth Quarter	16.71	14.51	9.12	7.33
2016:
January	16.21	13.87	8.20	6.75
February	17.15	15.73	8.70	7.96
March	20.30	16.75	11.10	8.65
April (up to April 11)	19.66	18.43	11.06	10.08

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

Our Board of Directors is our decision‑making body, responsible for determining our overall guidelines.  Our Board of Directors can request advice on strategic matters from three of our committees, such as executive remuneration, related party transactions, follow‑up on internal audits, business management processes, corporate risk management, sustainability and financial policies.  Whenever necessary, ad hoc commissions are installed to advise the Board of Directors on specific issues, such as strategies, budget, new operations, financial policies, etc.

A revision of these rules was under discussion between the companies listed in each segment and the BM&FBOVESPA, and it was approved during the second half of 2010 to provide for a further enhancement of the special corporate governance and disclosure rules.  The revised rules entered in force and effect on May 10, 2011, including those related to the Novo Mercado segment.  The main changes to the rules in the segment that we are listed include, among others: (i) prohibition to include dispositions that restrict or create obligations to the shareholders which vote favorably to a suppression or amendment of dispositions of the bylaws; (ii) prohibition of the same individual to hold the positions of chairman of the board of directors and chief executive officer (or equivalent position as the main executive of the company); and (iii) obligation of the board of directors to issue a justified opinion on any tender offers for the acquisition of the shares representative of the corporate capital of the company.  On December 19, 2011, we amended our bylaws to incorporate these rules, among other changes.  In 2013 we amended our bylaws to include the creation of a "Reserve for Adjustment of the Concession Financial Assets", with subsequent amendment to items “a” and “c” and addition of items “d” and “e” of paragraph 2, Article 27. In 2015, we amended our bylaws, in order to include: (i) a capital increase through the capitalization of profit reserves, with consequent stock bonus; (ii) modifications in the composition of the Board of Executive Officers; (iii) modifications in the scope of powers to approve certain matters by the Board of Executive Officers; (iv) monetary adjustment of values expressly determined by the Bylaws; and (v) language improvements and inclusion of cross references for improved understanding of the Bylaws.

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

•         providing services in the electricity, telecommunications and data transmission industries, as well as providing technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

•         holding interest in the capital of other companies engaged in activities similar to those that we perform or which have as corporate purpose fostering, sale industry, building, and/or operating projects concerning electricity generation, distribution, transmission and related services.

Qualification of Directors and Executive Officers

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

Under our bylaws, the net profit, as calculated under Brazilian Accounting Principles and adjusted under Brazilian Corporate Law, for the preceding fiscal year, shall be allocated as follows: (i) 5.0%, before any other allocation, to form the legal reserve, until it reaches 20.0% of CPFL Energia’s capital stock (under Brazilian Corporate Law, we are not forced to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and certain capital reserves exceeds 30.0% of CPFL Energia’s capital stock); (ii) payment of mandatory dividends; (iii) accrual of the reserve for adjustment of the concession final assets, monthly, or in other periodicity defined by CPFL Energia, with the profit or loss related to changes in expected cash flows of the concession final assets of the controlled companies, recognized by CPFL Energia through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for this reserve shall be limited to the balance of the retained earnings or accumulated losses account, after the possible accrual of reserve for contingences, tax incentives or unearned profits (the realization of the reserve for adjustment of the concession final assets shall occur at the end of the concessions of the controlled companies, upon the payment of the indemnification by the government, as well as by the write-off of the concession financial asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to "retained earnings and accumulated losses"). The balance of the reserve for adjustment of the concession final assets cannot exceed the balance of the concession financial asset recorded in CPFL Energia's consolidated financial statements; (iii) the remaining profit, except as otherwise resolved by the Shareholders' Meeting, shall be allocated to the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and (iv) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by the other reserves, with the revenue for adjustment of the concession financial assets and the legal reserve, in this order, the last to be absorbed.

Brazilian Corporate Law permits the suspension of the mandatory distribution of dividends in any fiscal year in which the Management bodies report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to approval by the shareholders meeting and review by members of the fiscal council, if it has been installed.  The law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition.  In the case of publicly‑held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting.  If the mandatory distribution is not paid, the unpaid amount must be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits.  Under Brazilian Corporate Law, the shareholders of a publicly‑held company may also, through a unanimous decision in a General Shareholders’ Meeting, decide to distribute dividends in an amount lower than the mandatory distribution or retain the net profit exclusively for purposes of fundraising by means of non-convertible debentures.

Payment of Dividends

We are required by Brazilian Corporate Law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which the shareholders have to decide, among other matters, on the payment of an annual dividend.  Additionally, interim dividends may be declared by our Board of Directors. Any interim dividend paid may be set off against the amount of the mandatory dividend payable for the fiscal year in which the interim dividend was paid.

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

In general, shareholders who are not residents of Brazil must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco do Brasil S.A. as of January 1, 2011.  The depositary registers the common shares underlying the ADSs with the Brazilian Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

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

Holders of ADSs have the benefit of the electronic registration obtained from the Brazilian Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil.  In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the foreign exchange market. In order to do so, the holder must be a duly qualified investor under Resolution No. 4,373 by registering with the CVM and the Brazilian Central Bank and appointing a representative in Brazil.

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

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Brazilian Central Bank may remit these payments by international transfer of Brazilian currency pursuant to CMN Resolution No. 3,568, dated May 29, 2008, and Brazilian Central Bank Circular No. 3.691, dated December 16, 2013, as amended.  In order to effect the international transfer of Brazilian currency the holder must have a special non‑resident bank account in Brazil, through which the subsequent conversion of such Brazilian currency into U.S. dollars is effected.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments (see “Item 3.  Key Information—Risk Factors—Risks Relating to the ADSs and Our Common Shares”).

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation, Brazilian companies are permitted to make distributions to shareholders of interest on shareholders' equity and treat such payments as a deductible expense for purposes of calculating Brazilian corporate and social contribution purposes on net profit.  Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting.  In order to calculate this interest on shareholders’ equity, the TJLP is applied to shareholders’ equity for the applicable period.  The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•         50.0% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

•         50.0% of the sum of retained profits and profit reserves as of the beginning of the year in respect of which such payment is made.

For accounting purposes, although the interest charge must be reflected in the statement of operations to be tax‑deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend.  Any payment of interest in respect of common shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25.0% %, if the Non-Brazilian holder is domiciled in a Favorable Tax Jurisdiction.  See “Taxation—Brazilian Tax Considerations”.  If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest (gross up).  If we distribute interest attributed to shareholder’s equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.  For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our bylaws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

In 2015, our Board of Directors approved a declaration of dividends in the amount of R$205 million (or R$0.206871098 per common share) from our 2015 net income and to be paid to our shareholders as a mandatory dividend in 2016 as required under Brazilian Corporate Law.  In consideration of (i) the current economic scenario, (ii) the unpredictability of the hydrological situation and (iii) the uncertainties about the market projections of the distributors due to the energy efficiency campaigns and extraordinary tariff increases, our Board of Directors also approved the allocation of R$393 million to the statutory reserve – working capital improvement account.

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

Shareholder Meetings

Actions to be taken at our shareholders’ meetings

At our shareholders’ meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary.  Shareholders’ meetings may be ordinary, such as the annual meeting, or extraordinary.  The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at the annual shareholders’ meeting immediately following such fiscal year.  The election of our directors and members of our fiscal council (and the definition of the aggregate compensation to be paid to the members of the Board of Directors, the fiscal council and the executive officers), if the requisite shareholders request its establishment, typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting.  The following actions, among others provided under Brazilian Corporate Law and/or our bylaws, may only be taken at a special shareholders’ meeting:

•         amendment to our bylaws;

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

•         approval of our participation in a group of companies (as defined in Brazilian Corporate Law);

•         approval of the dissolution of CPFL Energia;

•         reduction of capital stock

•         the increase in CPFL Energia's capital stock, as well as the issuance of convertible debentures or subscription warrants (bônus de subscrição) beyond the limits of the authorized capital;

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

•         the right to inspect and monitor our management, in accordance with the Brazilian Corporation Law;

•         the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under Brazilian law described in “—Preemptive Rights;” and

•         the right to withdraw from the Company in the cases specified in Brazilian Corporate Law, described in “Withdrawal Rights”.

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum for purposes of holding a shareholders’ meeting shall consist of shareholders representing at least 25.0% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  There are certain exceptions to the general rule, as in the case of a shareholders' meeting with the purposes of (i) amending our bylaws, which shall only be held with the presence of shareholders representing at least two‑thirds of our issued and outstanding voting capital on the first call and any percentage on the second call; and (ii) appointing a financial institution responsible for our valuation, in the event of cancellation of our registration with the CVM as a publicly‑held company, which shall only be held with the presence of shareholders representing at least 20.0% of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy or casting votes remotely (subject to the conditions provided under Brazilian Corporate Law) at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account (except for the provisions of the Shareholders' Agreement. See 'Item 7 - Major Shareholders and Related Party Transaction- Shareholders' Agreement"). However, other qualified quorums may be imposed under Brazilian Corporate Law and the by-laws. An example of an exception is the requirement under Brazilian Corporate Law due to which the affirmative vote of shareholders representing at least one‑half of our issued and outstanding voting capital is required to, among other matters:

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

Notice of our Shareholders’ Meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in the newspaper Valor Econômico.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters.  CVM Rule No. 481, of December 17, 2009, or CVM Rule No. 481, requires that additional information is disclosed in the meeting call notice for certain matters. For example, in the event of an election of directors, the meeting call notice shall disclose, among other information, the minimum percentage of equity interest required from a shareholder to request the adoption of multiple voting procedures, as well as the relevant ballot paper for casting votes remotely.

Documents and Information

The specific documents and information requested for the exercise of the voting rights of our shareholders shall be made available by electronic means at the CVM and the U.S. Securities and Exchange Commission websites, as well as at our investor relations website.  The following matters, without prejudice to others provided under Brazilian Corporate Law, require specific documents and information:

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

•         appointment of evaluators; any matter which entitles the shareholders to exercise their withdrawal right; and

•         merger, spin-off, stock swap merger or consolidation with at least one public-held company enrolled with CVM in a certain category (category A).

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

Who May Call our Shareholders’ Meetings

Subject to the provisions of the Brazilian Corporate Law and our bylaws, our Board of Directors may ordinarily call ou shareholders’ meetings. These meetings may also be called by:

•         any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•         shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the proposed agenda; and

•         our fiscal council, if the Board of Directors delays calling an annual shareholders’ meeting for more than one month.  The fiscal council may also call a special shareholders’ meeting any time if it believes that there are important or urgent matters to be addressed.

Conditions of Admission

Shareholders attending our shareholders’ meeting must provide their identification cards and produce proof of ownership of the shares they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting.  The proxy must be a shareholder, an officer of the corporation, a lawyer or, in certain cases, a financial institution.  An investment fund must be represented by its investment fund officer.  The Company and/or its shareholders may also carry out a public proxy request directed to all shareholders with voting rights. For shareholders who are legal persons, in accordance with the understanding of the Joint Committee of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

Recent amendments to CVM Rule No. 481 have also ruled the right of our shareholders casting votes remotely.  For such purposes, (i) we are requested to provide our shareholders, up to one month before the date scheduled for certain shareholders' meetings, with the ballot paper to cast votes remotely, and (ii) our shareholders are requested to send back the relevant ballot paper directly to us (by post or e-mail), or by giving instructions to certain authorized services providers, no later than 7 days before the date scheduled for the shareholders' meeting. We may request rectifictions in the ballot paper sent by shareholders wishing to cast votes remotely.  In certain specific cases and under certain conditions, we might provide our shareholders with a more beneficial deadline or mechanism to send back the ballot papers, or to attend our shareholders' meetings (for example, by means of an electronically system which may allow them to remotely attend our meetings).

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

Voting Rights of ADS Holders

According to CVM Rule nº 559/2015, whenever the contracts related to the ADSs program allow, the ADS holders may instruct the depositary to vote the number of common shares that their ADSs represent, otherwise the depositary shall exercise the voting rights related to such shares in the best interest of the ADS holders. The depositary will notify those holders of shareholders’ meetings and arrange to deliver our voting materials to them upon our request.  Those materials will describe the matters to be voted on and explain how the ADS holders may instruct the depositary how to vote.  For instructions to be valid, they must reach the depositary by a date set by the depositary.

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

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings.  Pursuant to Brazilian Corporate Law, our shareholders also have a general preemptive right to subscribe for any convertible debentures and subscription warrants that we may issue.  A period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the preemptive right.  Pursuant to Brazilian Corporate Law, holders are permitted to transfer or dispose of their preemptive right for consideration.

Pursuant to Brazilian Corporate Law and our bylaws, our Board of Directors may decide to increase our share capital within the limit of the authorized capital. Whenever such increase is made through a stock exchange, through a public offering or through an exchange of shares in a public which purpose is to acquire control of another company, the Board of Directors is entitled to exclude the preemptive rights or reduce the exercise period of such rights.

Withdrawal Rights

Brazilian Corporate Law grants our shareholders the right to withdraw from the Company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters: (i) the reduction of minimum mandatory dividends; (ii) the merger of the Company or consolidation with another company; (iii) the change of the corporate purpose of the Company; (iv) a spinoff of the Company (if such spin‑off changes the Company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities); (v) the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of Article 256 of Brazilian Corporate Law; (vi) a change in our corporate form; (vii) approval of our participation in a group of companies (as defined in Brazilian Corporate Law); (viii) if the company resulting from a merger, spin-off or consolidation with another company, which is a successor of a public-held company, does not register itself with the CVM as a publicly‑held company, within the deadlines provided under Brazilian Corporate Law; or (ix) stock swap merger of the Company with another company, so that the Company becomes a wholly-owned subsidiary of that company. Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right.

If our shareholders wish to withdraw from the Company due to a merger or a participation in a group of companies, such right may only be exercised provided that the Company’s shares have neither liquidity nor dispersion in the market.

The withdrawal right entitles the shareholder to the reimbursement of the value of its shares, upon request within 30 days of the publication of notice of the shareholders meeting, except in certain specific cases provided for in Brazilian Corporate Law.  After a term provided under Brazilian Corporate Law, our Management bodies may choose to call a general meeting to ratify or reconsider the decision which triggered the withdrawal rights, should the payment of such rights threaten the financial stability of the company.

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

Resolution No. 4,373, issued by the National Monetary Council on September 29, 2014, or Resolution No. 4,373, provides that foreign investors may invest in financial and capital markets in Brazil, including through the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

An electronic registration has been issued by the custodian in the name of Citibank N.A., the depositary, with respect to the American Depositary Shares.  Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil.  If a holder exchanges American Depositary Shares for common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange.  After that, the holder must seek to obtain its own electronic registration with the Brazilian Central Bank under Law No. 4,131/1962 or Resolution No. 4,373/2014.  Thereafter, unless the holder has registered its investment with the Brazilian Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares.  A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares.  See “—Taxation—Brazilian Tax Considerations”.

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

Pursuant to Brazilian law, foreign investors may invest in the financial and capital markets of Brazil, including shares issued by Brazilian publicly trade corporations, provided that the applicable requirements are met, especially those provided under Resolution No. 4,373.

According to Resolution No. 4,373, investments of foreign investors shall be made in Brazil pursuant to the same instruments and operational modalities available to the investors resident or domiciled in Brazil.  The definition of foreign investor includes individuals, legal entities, funds and other collective investment entities, resident, domiciled or headquartered abroad.

Pursuant to Resolution 4,373, among the requirements applicable to the investment of foreign investors in the Brazilian financial and capital markets, the foreign investors must: (i) appoint at least one representative in Brazil, which must be a financial institution or other institution authorized by the Brazilian Central Bank to operate in Brazil.  The local representative appointed by the foreign investor shall be responsible for performing and updating the registration of the investments made by the foreign investor to the Brazilian Central Bank, as well as the registration of the foreign investor with the CVM; (ii) obtain a registry as foreign investor with the CVM, through the representative appointed pursuant to item (i) above; and (iii) establish or contract one or more custodians authorized by CVM to perform custody activities.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM, or be registered with clearing houses or other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM.  In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

For purposes of the mandatory registry with the Brazilian Central Bank of foreign investments in the Brazilian financial and capital markets, Resolution No. 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in Brazilian companies; (ii) transfer of investments made in depositary receipts into foreign direct investments (or investimento externo direto) or investments in the Brazilian financial and capital markets; and (iii) transfer of investments in the Brazilian financial and capital markets into foreign direct investments.

In addition, Resolution No. 4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by CVM through specific regulation.  Pursuant to CVM Rule No. 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others

Taxation of Dividends

Stock dividends paid by a Brazilian company to foreign investors, with respect both to foreign direct investments and to foreign investments carried out under the rules of Resolution No. 4,373, are generally not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996, as provided under article 10 of Law No. 9,249, dated December 26, 1995, or Law No. 9,249/95.

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

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397 issued by the Brazilian tax authorities on September 16, 2013, or “Normative Ruling No. 1,397/13” has established that legal entities should observe the accounting methods and criteria as in force on December 31, 2007 (e.g., the 2007 Profits), upon determining the amount of profits that could be distributed as exempted income to its beneficiaries.

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

With respect to our ADSs, arguably the gains realized by a Non‑Brazilian Holder upon the disposition of ADSs to another non‑Brazilian resident should not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833/03.  We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation.  As a result, gains on a disposition of ADSs by a Non‑Brazilian Holder to a Brazilian resident, or even to a non‑Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described above.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over‑the‑counter market) are:

•         exempt from income tax when realized by a Non‑Brazilian Holder that (1) has registered the investment in Brazil with the Brazilian Central Bank under the rules of Resolution No. 4,373, or a 4,373 Holder, and (2) is not a resident in a country or location which is defined as a “Favorable Tax Jurisdiction” for this purposes as described below; or

•         subject to income tax at a rate of 15% in the case of gains realized by (A) a Non‑Brazilian Holder that (1) is not a 4,373 Holder and (2) is not a Favorable Tax Jurisdiction Resident; or by (B) a Non‑Brazilian Holder that (1) is a 4,373 Holder, and (2) is a Favorable Tax Jurisdiction Resident.  In this case, a withholding income rate of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non‑Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non‑Resident Holder. In addition, the Brazilian law governing the taxation of the capital gains derived by Non-Resident Holders has been modified recently, increasing the rates applicable in both cases mentioned above. As of 2017, such rates will depend on the amount of the capital gain. The final tax burden will vary from 15% to 22.5%.

Any other gains assessed on a sale or disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at a rate of 15%. In such cases, the new rates of 15% to 22.5% shall also apply, starting in 2017. Exception is made for a Non-Brazilian Holder in a Low or Nil Tax Jurisdiction which, in this case, is subject to income tax at the rate of up to 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset against the eventual income tax due on capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non‑Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at the rate of 15% (15% to 22.5% as of 2017) or 25%, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to withholding income tax at the rate of 15% (15% to 22.5% as of 2017) or 25%, as the case may be.  In some circumstances, there may be arguments to claim that this taxation is not applicable, including the case of a Non‑Brazilian Holder that is a 4,373 Holder and is not a resident in a “Favorable Tax Jurisdiction” for this purpose.  The availability of these arguments to any specific holder of our common shares will depend on the circumstances of the holder.  Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

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

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Interpretation of the Discussion on the Definition of “Favorable Tax Jurisdiction”

On June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Favorable Tax Jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non‑residents, or Tax Haven Jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by Law No. 11,727, of June 23, 2008.  Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization and controlled foreign company rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non‑Brazilian Holder on payments potentially made by a Brazilian source.

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

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037/10 and Law No. 11,727/08.  If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non‑Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

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

No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends. See (-Interest Atrributable to Shareholders' Equity).

Tax on foreign exchange transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for most foreign currency exchange transactions is 0.38%. However, currency exchange transactions carried out for the inflow of funds in Brazil by a 4,373 Holder are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

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

Exchange Rate Risk

At December 31, 2015, approximately 32.0% of our indebtedness was denominated in U.S. dollars.  Also at December 31, 2015, we had swap agreements that offset the exchange rate risk with respect to R$6,893 million of those amounts.  As our net exposure is an asset denominated in U.S. dollars since the swap has higher balances than the liability, our exchange rate risk is associated with the risk of a drop in the value of the U.S. dollar.  The potential loss to us that would result from a hypothetical favorable 50.0% change in foreign currency exchange rates (an expected scenario provided by the BM&FBOVESPA), after giving effect to the swaps, would be approximately R$86 million (R$27 million if considering an hypothetical favorable 25.0% change in foreign currency exchange rates), primarily due to the increase, in Brazilian reais, in the principal amount of our foreign currency indebtedness.  The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.  For further information on other scenarios, please see note 35.c.1 to our audited annual consolidated financial statements.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are fixed.  The interest or indexation rates include several different Brazilian money‑market rates and inflation rates.  At December 31, 2015, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$12,150 million.  Further information for other scenario, please see note 35.c.2 to our audited annual consolidated financial statements.

A hypothetical, instantaneous and unfavorable change of 25% in rates applicable to floating rate financial assets and liabilities held at December 31, 2015, would result in a net additional cash outflow of approximately R$607 million.  This sensitivity analysis is based on the assumption of an unfavorable 25% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities (an expected scenario available in the Market).  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as unfavorable movements of all interest rates are unlikely.

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

In 2015 we received the following payments from the depositary: (i) US$85,714 (or US$60,000 net of withholding income tax); and (ii) US$434,286 (or US$304,000 net of withholding income tax) for expenses incurred by us relating to the ADR program, including expenses related to the first year of the agreement between the depositary and us.

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use of PROCEEDS

None.

ITEM 15.                     Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the updated criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in 2013. Based on such assessment and criteria, our Management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

In 2015 we implemented a new version of the billing system at our subsidiary RGE, the SAP Costumer Care System (CCS), which our Management has evaluated as a material change in our internal control over financial reporting. We have rigorously tested the new system before its implementation. Also, the related changes in our business processes and internal control over financial reporting have been dully recorded and assessed by our management for the year ended December 31, 2015. Our management believes the new system will generate productivity gains and improve our internal processes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo – SP

We have audited the internal control over financial reporting of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 15, 2016 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Campinas, São Paulo, Brazil
April 15, 2016

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

ITEM 16B.    Code of Ethics

We consider ethics to be an essential value for our reputation and longevity. Our Ethics Management and Development System (SGDE) aims to turn concerns with ethical behavior into effective practices, focusing on avoiding breaches and promoting development of ethical quality throughout the Organization’s actions. The system is composed of a set of provisions, implemented in all of our subsidiaries. SGDE aims to prevent, monitor, assess, revise and improve individual and institutional actions of the company that directly or indirectly imply in ethical behavior, partially or fully. Our Code of Ethics and Business Conduct (“Code of Ethics”) has a scope that is similar to the one required for a U.S. domestic company under the NYSE rules. We report each year under Item 16B of its annual report on Form 20-F any waivers of the Code of Ethics in favor of our CEO, CFO, principal accounting officer and persons performing similar functions. Besides the initiatives that directly involve our partners, we seek to ensure that our business values are shared by the chain of suppliers through contractual items that require compliance with the Code of Ethics and the SA 8000 (social responsibility) Norm. In our services contracts, there is an exclusive clause regarding the Code of Ethics in the contracting processes. The Code of Ethics governs all relations between companies of the Group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). The detailed Code of Ethics is available on our website at http://cpfl.riweb.com.br/Download.aspx?id=234243 (This URL is intended to be an inactive textual reference only.  It is not intended to be an active hyperlink to our website.  The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this annual report).

We finished reviewing our Code of Ethics in 2015, whereby suggestions from our employees and outside stakeholders have been implemented. The final version of our Code of Ethics was approved by our Board of Directors in January 27, 2016. Dissemination through all CPFL’s subsidiaries, employees and outside stakeholders will occur during 2016.

ITEM 16C.    Principal Accountant Fees and Services

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2015 and 2014.  Our independent accounting firm was Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
	(in thousands of reais)
Audit fees	4,477	5,978
Audit‑related fees	1,782	2,098
Tax fees	257	197
All other fees	‑	‑
Total	6,516	8,273

“Audit Fees” are the aggregated fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for fiscal years 2015 and 2014, respectively.

“Audit‑related fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for the years ended December 31, 2015 and 2014, respectively.

“Tax fees” in the above table are for services related to tax compliance charged by Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2015 and 2014, respectively.

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

As a controlled company, CPFL would not be required to comply with the compensation committee requirements. The Human Resources Management Committee of CPFL is an advisory committee of the Board of Directors. It has three members who are all Directors, none of whom is independent. According to its charter, this committee is responsible for assisting the Board of Directors by: (i) coordinating the CEO selection process; (ii) monitoring the selection process of the Vice-Presidents of CPFL Energia and CEOs of controlled companies; (iii) defining criteria for compensation of the executive officers, including long and short‑term incentive plans, (iv) defining performance goals of the executive officers, (v) coordinating evaluation procedures of the executive officers, (vi) preparation of the plan of succession for executive officers and (vii) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.

303A.06 and 303A.07

A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A‑3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

In lieu of appointing an audit committee composed of independent members of the Board of Directors, CPFL has a permanent Conselho Fiscal, or fiscal council, in accordance with the applicable provisions of the Brazilian Corporate Law, and CPFL has granted the fiscal council with additional powers that meet the requirements of Exchange Act Rule 10A‑3(c)(3). Under Brazilian Corporate Law, which enumerates standards for the independence of the fiscal council from CPFL and its Management, none of the members of the fiscal council may be: (i) members of the Board of Directors; (ii) members of the board of executive officers; (iii) employed by CPFL or an affiliate or company controlled by CPFL or (iv) a spouse or relative, to a certain degree, of any member of our Management or Board of Directors. Members of the fiscal council are elected at the company’s general shareholders’ meeting for a one‑year term of office. The fiscal council of CPFL currently has five members, all of whom comply with standards (i) to (iv) above. The responsibilities of the fiscal council, which are set forth in its charter, includes reviewing Management’s activities and the company’s financial statements, and reporting findings to the company’s shareholders.

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

See pages F‑1 through F‑96, incorporated herein by reference.

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

CCC Account: Fuel Usage Quota Account (Conta de Consumo de Combustível).

CDE Account: Energetic Development Account (Conta de Desenvolvimento Energético).

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

CNPE: National Energy Policy Council (Conselho Nacional de Política Energética).

Concession Law: Federal Law No. 8,987, enacted on February 13, 1995, which establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of consumers, and the obligations of the concessionaire and the granting authority.

Conventional Free Consumers: Consumers whose contracted energy demand is at least 3 MW.  These consumers may opt to purchase conventional energy, entirely or partially, from another authorized selling agent under the terms of current legislation.  We refer to consumers who have exercised this option as “Conventional Free Consumers,” and those who meet the demand requirements but have not exercised the option to migrate to the free market as “Potential Conventional Free Consumers.”

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

EPE: Energetic Studies Company (Empresa de Pesquisas Energéticas).

ESS: System Service Charge (Encargo de Serviço do Sistema).

Final Consumer: A party that uses electricity for its own needs.

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

IGP-M: Market General Price Index (Índice Geral de Preços – Mercado published by Fundação Getútlio Vargas).

IPCA: Broad consumer price index (Indice Nacional de Preços ao Consumidor Amplo, calculated and published by Instituto Brasileiro de Geografia e Estatística).

Kilovolt (kV): One thousand volts.

Kilowatt (kW): One thousand watts.

Kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

Low Voltage: According to ANEEL, a class of nominal system voltages lower than 2.3 kV.

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

MRE: Energy Reallocation Mechanism (Mecanismo de Realocação de Energia).

MVA: Mega Volt Ampère.

ONS: National Electric System Operator (Operador Nacional do Sistema Elétrico).

Parcel A Costs: Costs that are not under the control of the Distributor, including, among others, the following: (i) costs of electricity purchased pursuant to CCEARs; (ii) costs of electricity purchased from Itaipu; (iii) costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and (iv) certain other charges for the transmission and distribution systems.

Parcel B Costs: Costs that are under control of distributors.  Such costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues, excluding ICMS and PIS/COFINS, a state and federal tax levied on sales.  Parcel B costs include, among others, the return on investment in assets necessary to energy distribution activities, as well as maintenance and operational costs.

PLD: Spot price used to valuate the energy traded in the spot market (Preço de Liquidação de Diferenças).

Potential Conventional Free Consumers: Consumers who meet the relevant contracted demand requirements but have not exercised the option to migrate to the free market as Conventional Free Consumers.

Potential Special Free Consumers: Consumers who meet the relevant contracted demand requirements but have not exercised the option to migrate to the free market as Special Free Consumers.

PPT: Thermoelectric Priority Program (Programa Prioritário de Termeletricidade).

Proinfa Program: Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica).

PRORET: Tariff Regulation Proceedings (Procedimentos de Regulação Tarifária).

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

RTA: Annual Tariff Adjustment (reajuste tarifário annual).

RTE: Extraordinary Tariff Adjustment (reajuste tarifário extraordinário).

RTP: Periodic Tariff Revision (revisão tarifária periódica)

SHPP or Small Hydroelectric Power Plants: Power projects with capacity from 3 MW to 30 MW.

Special Free Consumers: Individual or groups of consumers whose contracted energy demand is between 500 kV and 3 MW.  Special Free Consumers may only purchase energy from renewable sources: (i) Small Hydroelectric Power Plants with capacity superior to 3,000 kW and equal or inferior to 30,000 kW, (ii) hydroelectric generators with capacity superior to 3,000 kW and equal or inferior to 50,000 kW, under the independent power production regime; (iii) generators with capacity limited to 3,000 kW, and (iv) alternative energy generators (solar, wind and biomass enterprises) with system capacity not greater than 50,000 kW.

Substation: An assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

TE: Energy Tariff (Tarifa de Energia).

TFSEE: Tax on the Supervision of Electrical Services (Taxa de Fiscalização de Serviços de Energia Elétrica).

TEO: Energy Optimization Tariff (Tarifa de Energia de Otimização)

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

TSEE: Social Tariff for Electricity (Tarifa Social de Energia Elétrica).

TUSD: Tariff for the Use of the Distribution System (Tarifa de Uso dos Sistemas Elétricos de Distribuição).

TUST: Tariff for the Use of the Transmission System (Tarifa de Uso dos Sistemas Elétricos de Transmissão).

UBP: Use of a Public Asset (Uso de Bem Público)

Volt: The basic unit of electric force analogous to water pressure in pounds per square inch.

Watt: The basic unit of electrical power.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on April 15, 2016.

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

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Campinas, São Paulo, Brazil

April 15, 2016

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT DECEMBER 31, 2015 AND 2014

(In thousands of Brazilian reais - R$)

ASSETS	Dec 31, 2015	Dec 31, 2014 (*)

CURRENT ASSETS
Cash and cash equivalents (note 5)	5,682,802	4,357,455
Consumers, concessionaires and licensees (note 6)	3,174,918	2,251,124
Dividends and interest on capital (note 13)	91,392	54,483
Securities	23,633	5,324
Taxes recoverable (note 7)	475,211	329,638
Derivatives (note 35)	627,493	23,260
Sector financial asset (note 8)	1,464,019	610,931
Materials and Supplies	24,129	18,505
Leases (note 10)	12,883	12,396
Concession financial asset (note 11)	9,630	540,094
Other receivables (note 12)	922,541	1,011,495
TOTAL CURRENT ASSETS	12,508,652	9,214,704

NONCURRENT ASSETS
Consumers, concessionaires and licensees (note 6)	128,946	123,405
Associates, subsidiaries and parent company (note 32)	84,265	100,666
Escrow Deposits (note 22)	1,227,527	1,162,477
Taxes recoverable (note 7)	167,159	144,383
Sector financial assets (note 8)	489,945	321,788
Derivatives (note 35)	1,651,260	584,917
Deferred tax assets (note 9)	334,886	938,496
Leases (note 10)	34,504	35,169
Concession financial asset (note 11)	3,597,474	2,834,522
Investments at cost	116,654	116,654
Other receivables (note 12)	560,014	388,828
Investments (note 13)	1,247,631	1,098,769
Property, Plant and Equipment (note 14)	9,173,217	9,149,486
Intangible assets (note 15)	9,210,338	8,930,171
TOTAL NONCURRENT ASSETS	28,023,819	25,929,732

TOTAL ASSETS	40,532,471	35,144,436

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT DECEMBER 31, 2015 AND 2014

(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY	Dec 31, 2015	Dec 31, 2014 (*)

CURRENT LIABILITIES
Trade payables (note 16)	3,161,210	2,374,147
Interest on debts (note 17)	118,267	97,525
Interest on debentures (note 18)	232,227	293,108
Borrowings (note 17)	2,831,654	1,093,500
Debentures (note 18)	458,165	2,042,075
Private pension plan (note 19)	802	85,374
Regulatory charges (note 20)	852,017	43,795
Taxes, fees and contributions (note 21)	653,342	436,267
Dividends and interest on capital payable	221,855	19,086
Estimated payroll	79,924	70,252
Derivatives (note 35)	981	38
Sector financial liability (note 8)	-	21,998
Use of public asset (note 23)	9,457	4,000
Other payables (note 24)	904,971	835,941
TOTAL CURRENT LIABILITIES	9,524,873	7,417,104

NONCURRENT LIABILITIES
Trade payables (note 16)	633	633
Interest on debts (note 17)	120,659	60,717
Interest on debentures (note 18)	16,487	-
Borrowings (note 17)	11,592,206	9,426,634
Debentures (note 18)	6,363,552	6,136,400
Private pension plan (note 19)	474,318	518,386
Deferred tax liabilities (note 9)	1,432,594	1,401,009
Provision for tax, civil and labor risks (note 22)	569,534	508,151
Derivatives (note 35)	33,205	13,317
Use of public asset (note 23)	83,124	80,992
Other payables (note 24)	191,148	183,766
TOTAL NONCURRENT LIABILITIES	20,877,460	18,330,004

EQUITY (note 25)
Issued capital	5,348,312	4,793,424
Capital reserves	468,082	468,082
Legal reserve	694,058	650,811
Statutory reserve - concession financial asset	585,451	330,437
Statutory reserve - working capital improvement	392,972	554,888
Accumulated comprehensive income	185,321	145,893
Equity attributable to owners of the Company	7,674,196	6,943,535

Non-controlling interests	2,455,942	2,453,794
TOTAL EQUITY	10,130,138	9,397,329

TOTAL LIABILITIES AND EQUITY	40,532,471	35,144,436

(*) Include the effects of note 15.4.2

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of Brazilian reais - R$, except for earnings per share)

	2015	2014	2013
NET OPERATING REVENUE (note 27)	20,205,869	17,305,942	14,633,856

COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 28)	(13,311,747)	(10,643,130)	(8,196,687)
Cost of operation (note 29)	(1,907,197)	(1,672,359)	(1,467,516)
Cost of services rendered to third parties (note 29)	(1,049,101)	(946,052)	(1,009,518)

GROSS PROFIT	3,937,825	4,044,401	3,960,135

Operating expenses (note 29)
Selling expenses	(464,583)	(402,698)	(376,597)
General and administrative expenses	(863,499)	(773,630)	(928,614)
Other operating expenses	(357,653)	(328,000)	(285,148)
INCOME FROM ELECTRIC ENERGY SERVICES	2,252,090	2,540,073	2,369,775

Equity interests in associates and joint ventures (note 13)	216,885	59,684	120,868

FINANCE INCOME (COSTS) (note 30)
Finance income	1,558,047	890,436	699,208
Finance costs	(2,572,567)	(1,979,890)	(1,670,651)
	(1,014,520)	(1,089,454)	(971,443)
PROFIT BEFORE TAXES	1,454,454	1,510,304	1,519,200
Social contribution (note 9)	(160,162)	(168,989)	(156,756)
Income tax (note 9)	(419,015)	(454,871)	(413,408)
	(579,177)	(623,860)	(570,164)

PROFIT FOR THE YEAR	875,277	886,443	949,036

Profit attributable to owners of the Company	864,940	949,177	937,419
Profit (loss) attributable to noncontrolling interests	10,337	(62,733)	11,618
Earnings per share attributable to owners of the Company:
Basic (note 26)	0.87	0.96	0.94
Diluted (note 26)	0.85	0.94	0.92

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of Brazilian reais - R$)

	2015	2014	2013

Profit for the year	875,277	886,443	949,036

Other comprehensive income
Items that will not be reclassified subsequently to profit and loss:
- Actuarial gains (losses), net of tax effects	65,547	(225,720)	460,226

Comprehensive income for the year	940,825	660,724	1,409,262

Attributable to owners of the Company	930,488	723,457	1,397,645
Attributable to noncontrolling interests	10,337	(62,733)	11,618

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of Brazilian reais - R$)

			Earning reserves					Accumulated				Noncontrolling interests
				Retained					Private			Accumulated	Other
	Issued	Capital	Legal	earnings	Concession	Working capital		Deemed	pension	Retained		comprehensive	equity	Total
	capital	reserves	reserve	reserve	financial asset	improvement	Dividends	cost	plan	earnings	Total	income	component	equity

Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	-	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	937,419	937,419	-	11,617	949,036
Other comprehensive income - actuarial gains	-	-	-	-	-	-	-	-	460,226	-	460,226	-	-	460,226

Internal changes of shareholders'equity
- Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,336)	-	39,336	-	(1,895)	1,895	-
- Tax on realization of deemed cost	-	-	-	-	-	-	-	13,374	-	(13,374)	-	644	(644)	-
- Recognition of retained earnings reserve	-	-	-	108,987	-	-	-	-	-	(108,987)	-	-	-	-
- Recognition of legal reserve	-	-	46,871	-	-	-	-	-	-	(46,871)	-	-	-	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-	-
- Recognition of statutory reserve in the year	-	-	-	-	(61,863)	-	-	-	-	61,863	-			-
- Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(68)	(68)

Capital transactions with owners
- Prescribed dividends	-	-	-	-	-	-	-	-	-	5,172	5,172	-	-	5,172
- Interim dividends	-	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,349)
- Additional dividend proposed	-	-	-	-	-	-	567,802	-	-	(567,802)	-	-	-	-
- Additional dividend approved	-	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(17,589)	(473,495)
- Noncontrolling interests' capital increase in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	3,566	3,566
- IPO - CPFL Renováveis	-	59,308	-	-	-	-	-	-	-	-	59,308	-	269,191	328,500

Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	-	567,802	509,666	(111,998)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	949,177	949,177	-	(62,733)	886,443
Other comprehensive income - actuarial losses	-	-	-	-	-	-	-	-	(225,720)	-	(225,720)	-	-	(225,720)
											-			-
Internal changes in equity											-			-
- Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,478)	-	39,478	-	(2,254)	2,254	-
- Tax on realization of deemed cost	-	-	-	-	-	-	-	13,422	-	(13,422)	-	766	(766)	-
- Recognition of legal reserve	-	-	47,459	-	-	-	-	-	-	(47,459)	-	-	-	-
- Realization/reversal of retained earnings reserve	-	-	-	(108,987)	-	-	-	-	-	108,987	-	-	-	-
- Changes in statutory reserve in the year	-	-	-	-	65,400	554,888	-	-	-	(620,288)	-	-	-	-
- Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)
											-			-
Capital transactions with owners											-			-
- Prescribed dividends	-	-	-	-	-	-	-	-	-	5,722	5,722	-	-	5,722
- Interim dividends	-	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
- Additional dividend aproved	-	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(27,156)	(594,958)
- Redemption of capital reserve of noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(2,189)	(2,189)
- Capital increase in subsidiaries with no change in control	-	362	-	-	-	-	-	-	-	-	362	-	760	1,123
- Gain (loss) on equity interest with no change in control	-	(207)	-	-	-	-	-	-	-	-	(207)	-	207	-
- Business combination - CPFL Renováveis / DESA	-	180,297	-	-	-	-	-	-	-	-	180,297	-	653,366	833,663
- Business combination - CPFL Renováveis / DESA - effect of subsidiary's noncontrolling interests (*)	-	-	-	-	-	-	-	-	-	-	-	-	119,137	119,137

Balance at December 31, 2014 (*)	4,793,424	468,082	650,811	-	330,437	554,888	-	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	864,940	864,940	-	10,337	875,277
Other comprehensive income - actuarial gains	-	-	-	-	-	-	-	-	65,547	-	65,547	-	-	65,547
											-			-
Internal changes of shareholders'equity											-			-
- Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,574)	-	39,574	-	(2,550)	2,550	-
- Tax on realization of deemed cost	-	-	-	-	-	-	-	13,455	-	(13,455)	-	867	(867)	-
- Recognition of legal reserve	-	-	43,247	-	-	-	-	-	-	(43,247)	-	-	-	-
- Changes in statutory reserve in the year	-	-	-	-	255,013	392,972	-	-	-	(647,985)	-	-	-	-
- Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(48)	(48)
											-			-
Capital transactions with owners
- Capital increase	554,888	-	-	-	-	(554,888)	-	-	-	-	-	-	-	-
- Prescribed dividends	-	-	-	-	-	-	-	-	-	5,597	5,597	-	-	5,597
- Additional dividend approved	-	-	-	-	-	-	-	-	-	(205,423)	(205,423)	-	(8,147)	(213,570)
- Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	-	-	7	7

Balance at December 31, 2015	5,348,312	468,082	694,058	-	585,451	392,972	-	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

(*) Includes the effects of note 15.4.2

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands of Brazilian reais – R$)

	2015	2014	2013

OPERATING CASH FLOW
Profit before taxes	1,454,454	1,510,304	1,519,200
ADJUSTMENT TO RECONCILE PROFIT TO CASH FROM OPERATING ACTIVITIES
Depreciation and amortization	1,279,902	1,159,964	1,055,230
Provision for tax, civil and labor risks	258,539	191,228	316,787
Allowance for doubtful debts	126,879	83,699	70,324
Interest on debts, inflation adjustment and exchange rate changes	1,519,819	1,486,061	1,294,281
Pension plan expense	60,184	48,165	61,665
Share of loss of investees	(216,885)	(59,684)	(120,868)
Impairment	38,956	-	-
Loss on disposal of noncurrent assets	16,309	20,726	7,248
Deferred taxes (PIS and COFINS)	19,138	24,946	28,328
Others	(5,825)	(2,431)	(5,218)
	4,551,470	4,462,978	4,226,977
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(1,055,143)	(265,103)	129,731
Dividends and interest on capital received	24,050	40,374	112,607
Taxes recoverable	(62,041)	(134)	42,176
Escrow deposits	22,827	65,732	101,310
Sectorial financial asset	(858,860)	(932,719)	-
Receivables - amounts from the Energy Development Account - CDE / CCEE	181,141	(352,379)	(145,571)
Concession financial (transmission companies)	(44,243)	(62,299)	(15,480)
Other operating assets	(82,278)	20,634	(15,245)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Trade payables	787,063	470,982	191,089
Other taxes and social contributions	412,703	193,357	(130,405)
Other liabilities with private pension plan	(112,172)	(118,897)	(85,546)
Regulatory charges	808,223	11,415	(78,397)
Tax, civil and labor risks paid	(247,512)	(188,000)	(184,070)
Sectorial financial liability	(23,170)	21,998	-
Payables - amounts provided by the CDE	19,696	25,807	9,246
Other operating liabilities	107,930	84,467	12,468
CASH FLOWS PROVIDED BY OPERATIONS	4,429,684	3,478,213	4,170,890
Interest paid on debts and debentures	(1,595,649)	(1,333,570)	(1,093,465)
Income tax and social contribution paid	(276,061)	(552,070)	(559,879)
NET CASH FROM OPERATING ACTIVITIES	2,557,974	1,592,573	2,517,546

INVESTING ACTIVITIES
Price paid in business combination net of cash acquired	-	(68,464)	-
Cash incorporated in business combination	-	139,293	-
Capital increase in investees	-	(45,445)	-
Gain on sales of interest in joint ventures	10,454	-	-
Purchases of property, plant and equipment	(550,003)	(345,049)	(882,588)
Securities, pledges and restricted deposits	(147,914)	(7,839)	41,392
Purchases of intangible assets	(877,793)	(716,818)	(852,248)
Sale of noncurrent assets	10,586	43,024	80,945
Intragroup loans	29,776	949	(81,456)
Repayment of advances to suppliers	-	67,342	-
Others	-	-	(584)
NET CASH USED IN INVESTING ACTIVITIES	(1,524,894)	(933,007)	(1,694,539)

FINANCING ACTIVITIES
IPO of subsidiary	-	-	328,500
Capital increase by noncontrolling interests	7	1,123	-
Borrowings and debentures raised	4,532,167	3,186,384	5,958,322
Repayment of principal of borrowings and debentures	(4,037,685)	(2,559,771)	(4,272,655)
Repayment of derivatives	(135,309)	(119,628)	(226,796)
Repayment for business combinations	(61,709)	-	-
Dividends and interest on capital paid	(5,204)	(1,016,641)	(838,990)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	292,267	(508,533)	948,381
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,325,347	151,033	1,771,388
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,357,455	4,206,422	2,435,034
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	5,682,802	4,357,455	4,206,422

The accompanying notes are an integral part of these financial statements

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,218	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior of São Paulo	27	1,659	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,444	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	205	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	39	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	83	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	1 Hydropower, 4 SHPs (a) and 1 Thermal	729	729
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 57.13%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 58.84%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo	6 LHPs (g)	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (f)	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD") (h)	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (e)	Privately-held corporation	Energy transmission services	Indirect 100%

(a)   SHP – Small Hydropower Plant.

(b)   Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

(c)   CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2015, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,909.2 MW (1,799.3 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (557.7 MW) with 38 SHPs in operation (399 MW) and 9 SHPs under development (158.7 MW);

•       Wind power generation: 70 projects (1,980.4 MW) with 34 projects in operation (1,029.2 MW) and 36 projects under construction/development (951.2 MW);

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

(d)   The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(e)   In January 2015, approval was granted for establishing CPFL Transmissão Morro Agudo, a subsidiary of CPFL Geração. The new subsidiary’s objective is to operate electric energy transmission concessions, including activities of construction, implementation, operation and maintenance of installations for transmission of power from the basic grid of the Brazilian National Interconnected System (“SIN”).

(f)    In September 2014, the direct subsidiary Authi was established in order to provide information technology services, maintenance of such technology, system upgrading, development and customization of programs and maintenance of computers and peripheral equipment.

(g)   LHP – Large Hydropower Plant

(h)   In August 2015, the company CPFL GD was established as a wholly owned subsidiary of CPFL ESCO, mainly aimed at providing services and general consulting for the electric energy market and selling goods related to central electric energy stations.

As determined in an Order from the Federal Minister of Mines & Energy in November 2015, subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa signed on December 9, 2015 the 5th amendment to concession agreement No. 17/1999-ANEEL, which expired on July 7, 2015. Accordingly, the term of these subsidiaries for engaging in electric energy distribution activities was extended for another 30 years, hence expiring on July 7, 2045. The amendment was formalized in accordance with Law No. 12,783 of January 11, 2013, of Decree No. 7,805 of September 14, 2012, and Decree No. 8,461 of June 2, 2015, which established the terms and conditions for such extension relating to operational and economic-financial criteria. The new amendment required from the subsidiaries the compliance with the following criteria: (i) efficiency in relation to the quality of the service performed, (ii) efficiency in terms of economic-financial management, (iii) operational and economic rationality, and (iv) tariff moderation.

The compliance with such indicators will be monitored by the Regulatory Agency - ANEEL, and an administrative proceeding may be filed in the event of non-compliance.

(2)  PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standard Board – IASB.

Management states that all information material to the financial statements is being disclosed and corresponds to what is used in managing the Company.

The consolidated financial statements were approved by Management and authorized for issue on April 08, 2016.

2.2 Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 35 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 10 – Leases;

•         Note 11 – Concession financial asset;

•         Note 12 – Other receivables (Allowance for doubtful debts);

•         Note 14 – Property, plant and equipment and impairment;

•         Note 15 – Intangible assets and impairment;

•         Note 19 – Private pension plan;

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 24 – Other payables (provision for socio environmental costs);

•         Note 27 – Net operating revenue;

•         Note 28 – Cost of electric energy; and

•         Note 35 – Financial instruments.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the financial statements are presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Company’s management uses reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2015 and 2014, the noncontrolling interests recognized in the financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s financial statements are set out below. These policies have been consistently applied to all periods presented.

3.1 Concession agreements

IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and adjustment for (i) Extended Comprehensive Consumer Price Index (“IPCA”) for the subsidiaries CPFL Paulista, CPFL Piratininga and RGE and (ii) General Market Price Index (“IGP-M”) for the other distribution companies. The financial asset is classified as available-for-sale, with the corresponding cash flow changes entry in a finance income or cost account in the statement of profit or loss for the year (note 4).

The remaining amount is recognized as intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recognized in accordance with IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts classified as intangible assets are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenue and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

3.2 Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

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

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified into any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in the statement of profit or loss as part of the net finance costs. Changes in fair value of these financial assets are recognized in other comprehensive income. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

- Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value and any change in their fair value is subsequently recognized in profit or loss.

ii.       Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Company recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such financial guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when, and only when, there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments are described in note 35.

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Leases

At the inception of an agreement, one shall determine whether such agreement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the agreement is dependent on the use of that specified asset. An agreement conveys the right to use the asset if the agreement conveys to the lessee the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are retained by the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases that involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at the lower of the leased asset’s fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

For the finance leases in which the Company or its subsidiaries act as lessors, receivables from lessees are initially recognized based on the fair value of the leased asset.

In both cases, the finance income/cost is recognized in the statement of profit or loss over the term of the lease agreement so as to produce an effective interest rate on the remaining balance of the investment/liability.

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

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

Gains and losses on disposal/ write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within other operating income/expenses.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

3.5 Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploration rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

i.                    Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset and amortized over the remaining period of the concessions, on a straight-line basis or based on the profit curves projected for the concessionaires, as applicable.

ii.                  Investments in infrastructure (application of IFRIC 12 – Service Concession Arrangements): under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits. For further information see note 3.1.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and cannot be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

iii.                 Use of public asset: upon certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements the Company’s subsidiaries recognized intangible assets and the corresponding liabilities at fair value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

3.6 Impairment

- Financial assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired. Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historical trends.

An impairment loss of a financial asset is recognized as follows:

    I.       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed as a credit through profit or loss.

   II.       Available-for-sale: as the difference between the acquisition cost, net of any reimbursement and principal repayment, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets carried at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

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

3.8 Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized under the accrual method in accordance with IAS 19 “Employee benefits” (as revised 2011), and are regarded as Sponsors of these plans. Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net Interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. In conformity with IAS 10 a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6,404/76, they will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

As established in the Company's bylaws and in accordance with current corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board of Directors' decision.

Interest on capital is treated in the same way as dividends and is also stated in changes in equity. Withholding income tax on interest on capital is debited against equity when proposed by Management, as it fulfills the obligation criteria at that time.

3.10 Revenue recognition

Operating revenue in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the economic benefits will flow to the entity, the associated costs can be reliably estimated, and the amount of the operating revenue can be reliably measured.

Revenue from electric energy distribution is recognized when the energy is supplied. Unbilled revenue related to the monthly billing cycle is recognized based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Revenue from energy sales is recognized based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the Company´s total revenue.

Service revenue is recognized when the service is provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method, and losses, if any, are recognized the statement of profit or loss as incurred.

3.11 Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recognize in their financial statements the effects of tax loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax assets related to benefits of merged goodwill, which are amortized in proportion to the individual projected profit for the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

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

3.13 Government grants – CDE (Energy Development Account)

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Company. They are recognized in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts and as expense recovery the costs of hydrological risk, involuntary exposure and ESS - Energy System Service charges.

The subsidies received through funds from the CDE (notes 27 and 28) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with IAS 20.

3.14 Sector financial asset and liability

According to the tariff pricing mechanism applicable to distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge from their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transport) of the electric energy via the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•       Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as “Parcel A”, are fully passed through the consumer or borne by the Granting Authority ; and

•       Parcel B (controllable costs) – comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporal differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

On November 25, 2014, according to Order No. 4,621, the ANEEL approved an amendment to the distribution companies’ concession agreements, to include a specific clause that assures the indemnification for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement for the tariffs resulting from termination of the concession for any reason.

On December 10, 2014, our eight distribution subsidiaries signed the amendments to the concession agreements. The amendments include a specific clause that assures the indemnification for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement for the tariffs resulting from termination of the concession for any reason (“Sector Financial asset and liability”). These contractual amendments assure, from their signing date, the unconditional right (and impose the obligation) to receive (or deliver) cash or another financial instrument. This event therefore eliminated any uncertainty as to the realization of the asset and settlement of the liability. Accordingly, the Company and its distribution subsidiaries start to recognize, prospectively, the components of Parcel A and other financial components, such as financial assets and liabilities (note 8), against the line item sector financial asset in other operating income (note 27). After the initial recognition, the sector asset and liability balances are mainly adjusted for inflation based on the variation in the Special Clearance and Escrow System rate (“SELIC”), based on their respective nature.

3.15 Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the fair values of the assets transferred by the acquirer, the liabilities incurred at the acquisition date to the former owner of the acquiree and the equity interests issued by the Company and subsidiaries in exchange for control of the acquiree. Costs related to the acquisition are generally recognized in profit or loss, when incurred.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred over the fair value of the identifiable assets (including the concession intangible asset) and net liability assumed at the acquisition date is recognized as goodwill. In the event that the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

3.16 Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii) Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated into those of their subsidiaries.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each period presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 13.2.

(iii) Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no asset or goodwill is recognized as a result of such transaction.

3.17 New standards and interpretations adopted

A number of IASB standards were issued or revised and are mandatory for accounting periods beginning on January 1, 2015:

a) Amendments to IAS 19 (R) – Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans. In the cases when the formal clauses of the plan specify contributions from employees or third parties the accounting procedures depend on whether or not the contributions are dependent on the number of years of service:

•       If contributions are not dependent on the service, the accounting affects the revaluation of the liability or asset associated to the defined benefit.

•       If contributions are dependent on the service, the accounting reduces the service cost. If the contribution is dependent on the number of years of service, the entity should attribute it to the period of service using the method defined in paragraph 70 of IAS 19 (R). If the contribution amount is not dependent on the number of years of service, the entity can reduce the service cost in the period in which the service is rendered, or reduce the service cost attributing the contributions to the employee’s period of service, or reduce the service cost attributing the employee’s period of service, in accordance with paragraph 70 of IAS 19 (R).

These amendments were applied and there was no impact on the disclosures or amounts recognized in the consolidated financial statements for the year ended December 31, 2015.

b) Amendments to IFRSs – Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle (effective beginning on or after July 1, 2014)

The amendments included in the Annual Improvements to IFRS 2010-2012 Cycle and 2011-2013 Cycle did not have material impact on the disclosures or amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2015.

3.18 New standards and interpretations not yet adopted:

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2015. Consequently, the Company has not adopted them:

a) IFRS 9 - Financial instruments

IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified into two categories: (i) measured at fair value at initial recognition; and (ii) measured at amortized cost, based on the business model under which they are held and the characteristics of the contractual cash flows.

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39 requires any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in the statement of profit or loss, unless such recognition results in a mismatching in the statement of profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Regarding the modifications related to hedge accounting, IFRS 9 retains three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of risks components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management have also been introduced.

The Company’s distribution subsidiaries have material assets classified as “available-for-sale”, in accordance with the current requirements of IAS 39. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available-for-sale occurs due to the non-classification in the other three categories described in IAS 39 (loans and receivables, fair value through profit or loss and held-to-maturity). Management’s preliminary opinion is that, should these assets be classified as measured at fair value through profit or loss according to the new standard, the effects of the subsequent remeasurement of this asset would be recognized in profit or loss for the year. Thus, there will not be material impacts on the Company’s consolidated financial statements.

Moreover, as the Company and its subsidiaries do not apply hedge accounting, Management concluded that there will not be material impact on the information disclosed or amounts recorded in its consolidated financial statements as a result of the amendments to standard. As regards the changes of the calculation of impairment of financial instruments, the Company is assessing the impacts of the adoption in its consolidated financial statements.

b) IFRS 14 - Regulatory deferral accounts

IFRS 14 establishes that rate-regulated entities may continue to recognize regulatory deferral accounts only in connection with their first-time adoption of IFRS, allowing first-time adopters to continue to apply their previous GAAP accounting policies to regulatory assets and liabilities.

IFRS 14 is effective for the first annual financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

As the Company and its subsidiaries are not first-time adopters of IFRS, there will be no impacts on their financial statements.

c) IFRS 15 - Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 – Revenue and IAS 11 - Construction contracts and related interpretations.

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

The standard will be applicable for annual reporting periods beginning on or after 1 January 2018, and its early adoption is permitted. The Company is assessing the potential impacts of the adoption of this new standard and preliminarily assess that they will not be material in its consolidated financial statements.

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

These amendments apply prospectively to annual periods beginning on or after January 1, 2016. Based on a preliminary assessment of the amendments, the Company's management believes that the application of these amendments to IFRS 11, should these transactions materialize, may impact its consolidated financial statement in future periods.

e) Amendments to IAS 16 and IAS 38 - Clarification of acceptable methods of depreciation and amortization

The amendments to IAS 16 prohibit the use of the revenue based depreciation method for property, plant and equipment items. The amendments to IAS 38 introduced the rebuttable presumption that revenue is an inappropriate basis for amortizing an intangible asset. Such presumption can be rebuttable only in the two conditions set out:

(i)    the intangible asset is expressed as a measure of revenue; or

(ii)   when it can be demonstrated that revenue and the economic benefits of the intangible asset are highly correlated.

These amendments apply prospectively to annual periods beginning on or after January 1, 2016.

The Company currently depreciates its property, plant and equipment by the straight-line method and amortizes the concession intangible asset based on the projected income curve of the concessionaires over the remaining period of the concession. These projections are reviewed annually. The balances of the subsidiary CPFL Renováveis are amortized over the remaining period of the exploration rights, by the straight-line method.

In a preliminary analysis, the Company assessed that part of its intangible assets classified into item (i) use the profit curve as amortization method. Considering these amendments, this method will no longer will be permitted, and the Company will amortize these intangible assets prospectively and from 2016 using the straight-line method over the remaining period of the concessions. The preliminary and initial estimate of the impact is R$ 66,931 lower amortization between 2016 and 2020, generating higher profit, estimated at R$ 65,461. This effect will be offset against higher amortization between 2021 and 2036.

f) Amendments to IAS 1 – Disclosure Initiatives

The amendments to IAS 1 provide guidance as regards the application of the concept of materiality in practice.

These amendments are effective for annual periods beginning on or after January 1, 2016. Based on a preliminary assessment, the Company’s management does not believe that the application of these amendments to IAS 1 will have a material impact on its consolidated financial statements.

g) Amendments to IAS 27 – Equity Method in Separate Financial Statements.

The amendments permit that an entity account for investments in subsidiaries, joint ventures and associates in its separate financial statements using one of the three methods: (i) at cost, (ii) in accordance with IFRS 9/IAS 39 or (iii) using the equity method, as described in IAS 28 – Investments in Associates and Joint Ventures and defines that the same accounting criterion should be applied to each category of investments.

The amendments also define that when a parent company becomes or ceases to be an investment entity, it should account for the change as from the date in which the change occurs.

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2016. The Company estimates that there will not be impacts on its consolidated financial statements since its does not prepare separate financial statements.

h) Amendments to IFRS 10 and IAS 28 – Sale of Contribution of Assets between an Investor and its associate or joint venture.

The amendments to IFRS 10 and IAS 28 address situations that involve the sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains and losses resulting from loss of control of a subsidiary that does not represent a business in a transaction with an associate or joint venture that is accounted for using the equity method are recognized in the parent company's profit or loss only proportionally to the “unrelated investor’s” interest in this associate or joint venture.

Similarly, gains and losses resulting from revaluation of investments retained in some former subsidiary (that has become an associate or joint venture accounted for using the equity method) at fair value are recognized in the profit or loss of the former parent company proportionally to the "unrelated investor’s"' interest in the new associate or joint venture.

These amendments are effective prospectively to annual periods beginning on or after January 1, 2016. The Company’s management believes that the application of these amendments to IFRS 10, should these transactions occur, may impact its consolidated financial statements in future periods.

i) Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the relief from preparing financial statements is applicable to a parent entity that is a subsidiary of an investment entity, even if the investment entity assesses all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary that renders services related to investment activities of the former is applicable only to subsidiaries that are not investment entities.

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2016. The Company’s management does not believe that the application of the amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on its consolidated financial statements since the Company is not an investment entity and does not have a subsidiary, associate or joint venture that qualifies as an investment entity.

j) Annual Improvements to IFRSs 2012 – 2014 Cycle

j.1) Amendments to IFRS 5 – Non-current Assets held for Sale and Discontinued Operations: Introduce specific guidance in IFRS 5 as to when an entity reclassifies an asset (or disposal group) from "held for sale" to "held for distribution to owners" (or vice versa). The amendments clarify that such change should be considered as a continuity of the original disposal plan and, therefore, the requirements in IFRS 5 in relation to the change of the disposal plan are not applicable. The amendments also clarify the guidance as regards the discontinuance of accounting of assets classified as "held for distribution".

j.2) Amendments to IFRS 7 – Financial Instruments: Disclosures (with amendments reflected in IFRS 1): provide additional guidance to clarify if a service agreement contains a continuing involvement in a transferred asset for purposes of the required disclosures related to assets transferred.

j.3) Amendments to IAS 19 (R) – Employee Benefits: clarify that the rate used for discount of post-retirement benefit obligations should be determined based on  the market yield at the end of the reporting period for high quality corporate bonds. The assessment of the coverage of a market for high quality corporate bonds should be at the level of the currency (that is, the same currency in which the benefits will be paid). For currencies for which there is no highly liquidity market for these high quality corporate bonds, the base should be the market yield on government bonds denominated in that currency at the end of the reporting period.

j.4) Amendments to IAS 34 – Interim Financial Statements: require that the information related to paragraph 16A of IAS 34 be included either in the interim financial statements or incorporated by reference in another part of the interim financial report that is available to users under the same terms and at the same time of the interim financial statements.

Based on a preliminary assessment, the Company’s management believes that the application of these amendments will not have a material effect on the disclosures and amounts recognized in its consolidated financial statements.

k) IFRS 16 Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

IFRS 16 is effective for annual periods beginning or on after January 1, 2019, and its early adoption is permitted as long as the entities also early adopt IFRS 15 - Revenues from contracts with customers. The Company is assessing the potential impacts of the adoption of this new standard.

(4)  DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13, which defines fair value as the estimated price for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which an asset could be exchanged on the date of valuation between knowledgeable and willing parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the Bolsa de Valores, Mercadorias e Futuros “BM&FBOVESPA”) and Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) (note 35) and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the IPCA or the IGP-M as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Dec 31, 2015	Dec 31, 2014
Bank balances	148,224	177,872
Short-term financial investments	5,534,578	4,179,583
Overnight investment (a)	26,914	84,512
Bank certificates of deposit (b)	1,255,666	557,018
Repurchase agreements secured on debentures (b)	433,693	15,985
Investment funds (c)	3,818,305	3,522,069
Total	5,682,802	4,357,455

(a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

(b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

(c)    Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.9% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

The balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2015 and 2014:

		Past due		Total
	Amounts coming due	until 90 days	> 90 days	Dec 31, 2015	Dec 31, 2014
Current
Consumer classes
Residential	340,541	394,199	59,085	793,826	469,318
Industrial	207,355	99,979	58,086	365,420	171,072
Commercial	156,922	84,740	21,597	263,259	148,120
Rural	50,397	12,037	1,823	64,257	36,319
Public administration	64,502	14,675	776	79,953	47,076
Public lighting	67,366	10,045	793	78,204	45,151
Public utilities	72,191	8,397	117	80,706	48,777
Billed	959,275	624,073	142,278	1,725,626	965,833
Unbilled	881,307	-	-	881,307	705,318
Financing of consumers' debts	149,899	24,436	22,700	197,035	103,512
Free energy	163,266	5,901	394	169,561	227,986
CCEE transactions	321,468	5,711	3,927	331,105	334,403
Concessionaires and licensees	10,770	-	-	10,770	18,660
	2,485,984	660,121	169,298	3,315,403	2,355,713
Allowance for doubtful debts				(140,485)	(104,588)
Total				3,174,918	2,251,124

Noncurrent
Financing of consumers' debts	101,585	-	-	101,585	96,547
Free energy	4,768	-	-	4,768	4,139
CCEE transactions	41,301	-	-	41,301	41,301
	147,654	-	-	147,654	141,988
Allowance for doubtful debts				(18,708)	(18,583)
Total				128,946	123,405

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful debts are recognized based on the best estimates of the subsidiaries’ Management for unsecured amounts or amounts that are not expected to be collected.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and Licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 12)	Total
At December 31, 2012	(128,478)	(22,000)	(150,479)
Allowance for doubtful debts	(111,768)	3,999	(107,769)
Recovery of revenue	35,016	2,429	37,445
Write-off of accrued receivables	71,984	2,421	74,405
At December 31, 2013	(133,247)	(13,152)	(146,399)
Allowance for doubtful debts	(129,482)	(3,444)	(132,925)
Recovery of revenue	49,363	(136)	49,227
Write-off of accrued receivables	90,196	1,446	91,642
At December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance for doubtful debts	(170,131)	(1,152)	(171,283)
Recovery of revenue	44,338	67	44,405
Write-off of accrued receivables	89,770	1,930	91,700
At December 31, 2015	(159,194)	(14,441)	(173,634)

Current	(140,485)	(12,460)	(152,944)
Noncurrent	(18,708)	(1,981)	(20,690)

(7)  TAXES RECOVERABLE

	Dec 31, 2015	Dec 31, 2014
Current
Prepayments of social contribution - CSLL	35,019	21,951
Prepayments of income tax - IRPJ	76,920	32,030
Withholding income tax - IRRF on interest on capital	11,150	21,044
Income tax and social contribution to be offset	100,658	51,236
Withholding income tax - IRRF	125,392	88,249
State VAT - ICMS to be offset	63,450	66,641
Social Integration Program - PIS	8,543	7,527
Contribution for Social Security financing - COFINS	40,126	38,098
National Social Security Institute - INSS	12,660	1,846
Other	1,292	1,015
Total	475,211	329,638

Noncurrent
Social contribution to be offset - CSLL	57,439	46,555
Income tax to be offset - IRPJ	23,765	8,352
State VAT - ICMS to be offset	81,584	79,223
Social Integration Program - PIS	350	1,576
Contribution for Social Security Funding - COFINS	1,613	7,305
Others	2,409	1,372
Total	167,159	144,383

Withholding income tax - IRRF – The balances relate mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, the balance refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal Revenue Service in order to systematically offset the credit.

State VAT - ICMS to be offset – In noncurrent, the balance refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(8)  SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the year in the balances of Sector financial asset and liability is as follows:

	At December 31, 2014	Operational revenue		Finance income	Receipt		At December 31, 2015
		Recognition	Realization	Monetary adjustment	Through tariff flags (note 27.5)	Through CCEE
Parcel "A"
CVA (*)
CCC (**)	58	2	(61)	-	-	-	-
CDE (***)	53,198	517,380	(85,775)	32,430	-	-	517,232
Electric energy cost	1,248,165	423,879	(892,002)	115,593	(827,974)	(61,571)	6,091
ESS and EER (****)	(622,243)	244,334	445,537	(65,701)	(276,136)	-	(274,209)
Proinfa	9,249	(9,485)	(5,297)	(615)	-	-	(6,148)
Basic network charges	154,593	47,847	(128,988)	23,021	-	-	96,474
Passthrough from Itaipu	(309,727)	1,420,055	171,606	38,760	-	-	1,320,695
Transmission from Itaipu	4,076	14,603	(4,234)	1,025	-	-	15,469
Neutrality of sector charges	(12,338)	176,463	16,453	9,695	-	-	190,273
Overcontracting	597,422	146,174	(151,648)	11,568	(193,607)	(265,205)	144,705
Other financial components	(211,735)	95,608	64,072	(4,563)	-	-	(56,618)

TOTAL	910,720	3,076,861	(570,337)	161,213	(1,297,717)	(326,776)	1,953,964

Current assets	610,931						1,464,019
Noncurrent assets	321,788						489,945
Current liabilities	(21,998)						-

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

(***) Energy Development Account – CDE

(****) System Service Charge (ESS) and Reserve Energy Charge (EER)

Receipt via injection from CCEE – The ANEEL disclosed Order No. 773 of March 27, 2015, which set the amounts of the resources from the Regulated Contracting Environment (“ACR account”) that were transferred in March 2015 to the subsidiaries relating to the months of November and December 2014.

a) CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted for inflation based on the SELIC rate and are compensated in the subsequent tariff processes.

b) Neutrality of industry charges

Refers to the neutrality of the industry charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

c) Energy overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaries that costs or revenues derived from energy overcontracting will be passed through the tariffs, limited to 5% of the energy load requirement, as well as the costs related to electric energy deficits. These amounts are adjusted for inflation based on SELIC rate and are compensated in the subsequent tariff processes.

d) Other financial components

Refer mainly to (i) exposure to price differences between sub-markets imposed on the distribution agents which enter into Agreements for commercialization of electric energy in the regulated environment – CCEAR; (ii) financial guarantees related to compensation of the cost of the prior raising of guarantees required from the distributors in order to conduct commercial transactions between sector agents; and (iii) financial components granted to offset any tariff process recalculations performed by the ANEEL, to neutralize the effects for consumers.

(9)  DEFERRED TAX ASSETS AND LIABILITIES

9.1- Breakdown of tax assets and liabilities

	December 31, 2015	December 31, 2014
Social contribution credit/(debit)
Tax losses carryforwards	152,200	47,564
Tax benefit of merged goodwill	93,467	107,359
Deductible temporary differences	(547,066)	(294,473)
Subtotal	(301,399)	(139,550)

Income tax credit / (debit)
Tax losses carryforwards	417,600	126,085
Tax benefit of merged goodwill	323,421	367,944
Deductible temporary differences	(1,519,170)	(819,339)
Subtotal	(778,150)	(325,311)

PIS and COFINS credit/(debit)
Deductible temporary differences	(18,159)	2,348

Total	(1,097,708)	(462,513)

Total tax credit	334,886	938,496
Total tax debit	(1,432,594)	(1,401,009)

9.2 - Tax benefit of merged goodwill

Refers to the tax asset calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with Instructions No. 319/99 and No. 349/01 issued by the Brazilian Securities and Exchange Commission (“CVM”). The benefit is realized proportionally to the tax amortization of the merged goodwill that gave rise to it, in accordance with the projected profit of the subsidiaries during the remaining concessions period, as shown in note 15.1.

	December 31, 2015		December 31, 2014
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	55,123	153,119	61,819	171,719
CPFL Piratininga	13,286	45,597	14,691	50,417
RGE	25,058	106,324	28,496	117,683
CPFL Santa Cruz	-	-	869	2,733
CPFL Leste Paulista	-	-	387	1,184
CPFL Sul Paulista	-	-	603	1,892
CPFL Jaguari	-	-	312	962
CPFL Mococa	-	-	182	554
CPFL Geração	-	18,380	-	20,800
Total	93,467	323,421	107,359	367,944

9.3 - Accumulated balances on nondeductible temporary differences

	December 31, 2015			December 31, 2014
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Provision for tax, civil and labor risks	33,806	93,906	-	29,282	81,340	-
Private pension fund	1,867	5,185	-	1,900	5,277	-
Allowance for doubtful debts	15,680	43,556	-	12,422	34,506	-
Free energy supply	6,897	19,158	-	6,210	17,251	-
Research and development and energy efficiency programs	16,060	44,612	-	11,821	32,836	-
Personnel-related provisions	2,578	7,161	-	3,303	9,176	-
Depreciation rate difference	6,797	18,880	-	7,087	19,685	-
Derivatives	(219,524)	(609,788)	-	-	-	-
Recognition of concession - adjustment of intangible asset (IFRS)	(9,031)	(25,085)	-	(1,572)	(4,368)	-
Recognition of concession - adjustment of financial asset (IFRS)	(73,241)	(202,271)	(18,450)	(45,322)	(125,895)	(2,838)
Tariff review - provisional	-	-	-	4,579	12,720	5,186
Actuarial losses (IFRS)	26,351	73,199	-	26,351	73,199	-
Other adjustments (IFRS)	(8,950)	(24,860)	-	8,613	23,788	-
Accelerated depreciation	(34)	(95)	-	(19)	(54)	-
Others	4,236	11,054	291	4,511	11,306	-
Nondeductible temporary differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS)	(58,484)	(162,456)	-	(61,792)	(171,643)	-
Actuarial losses (IFRS)	10,464	29,064	-	12,672	35,199
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	24,248	67,355	-	25,725	71,458	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(29,132)	(80,922)	-	(30,905)	(85,847)	-
Value added of assets received from the former ERSA	(86,495)	(240,264)	-	(89,882)	(249,671)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(193,927)	(538,685)	-	(204,549)	(568,192)	-
Other temporary differences	(17,233)	(47,874)	-	(14,907)	(41,410)	-
Total	(547,066)	(1,519,170)	(18,159)	(294,473)	(819,339)	2,348

9.4 - Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2015, 2014 and 2013

	2015		2014		2013
	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,454,454	1,454,454	1,510,304	1,510,304	1,519,200	1,519,200
Adjustments to reflect the effective rate:
Equity interest in associates and joint ventures	(216,885)	(216,885)	(59,684)	(59,684)	(120,868)	(120,868)
Amortization of intangible asset acquired	84,484	108,797	93,116	119,477	101,886	131,161
Tax incentives - PIIT(*)	-	-	(10,914)	(10,914)	(10,882)	(10,882)
Effect of presumed profit regime	(186,546)	(244,541)	17,467	(25,827)	(42,151)	(74,675)
REFIS(**) - Law No. 11.941/2009 - item 4	-	-	-	-	(12,739)	(12,739)
Adjustment of revenue from excess demand and excess reactive power	117,374	117,374	102,062	102,062	74,318	74,318
Tax incentive - operating profit	-	(85,760)	-	(71,380)	-	(53,200)
Other permanent additions (exclusions), net	42,310	59,450	56,652	(1,661)	50,489	15,871
Tax base	1,295,192	1,192,890	1,709,002	1,562,375	1,559,254	1,468,187
Statutory rate	9%	25%	9%	25%	9%	25%
Tax debit	(116,567)	(298,223)	(153,810)	(390,594)	(140,333)	(367,047)
Recognized (unrecognized) tax credit, net	(43,595)	(120,792)	(15,179)	(64,277)	(16,422)	(46,361)
Total	(160,162)	(419,015)	(168,989)	(454,871)	(156,756)	(413,408)

Current	(10,916)	(1,944)	(135,421)	(330,600)	(147,107)	(374,874)
Deferred	(149,246)	(417,071)	(33,568)	(124,272)	(9,648)	(38,534)

(*) Technologic innovation program

(**) Tax recovery program

Amortization of intangible asset acquired – Refers to the nondeductible portion of amortization of intangible assets derived from the acquisition of investees (note 15).

Recognized (unrecognized) tax assets, net – the recognized tax assets refer to the amount of tax assets on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax assets refer to losses generated for which currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them.

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2015, 2014 and 2013 were as follows:

	2015		2014		2013
	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax
Actuarial losses (gains)	(84,635)	(84,635)	247,040	247,040	(431,529)	(431,529)
Limits on the asset ceiling	7,984	7,984	-	-
Basis of calculation	(76,651)	(76,651)	247,040	247,040	(431,529)	(431,529)
Statutory rate	9%	25%	9%	25%	9%	25%
Calculated taxes	6,899	19,163	(22,234)	(61,760)	38,838	107,882
Limitation on recognition (reversal) of tax credits	(3,959)	(10,998)	16,590	46,081	(46,434)	(128,980)
Taxes recognized in other comprehensive income	2,940	8,165	(5,644)	(15,679)	(7,596)	(21,098)

9.5 Unrecognized tax assets

At December 31, 2015, the parent company has unrecognized tax loss carryforwards amounting to R$ 99,062, that could be recognized in the future, according to the annual reviews of projections of taxable profits income.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2015, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 577,329), Sul Geradora (R$ 72,567), CPFL Telecom (R$ 23,614) and CPFL Jaguari Geração (R$ 1,723). These tax losses can be carried forward indefinitely.

(10)   LEASES

The activities of provision services and lease of equipment for self-production of energy are carried out mainly by the subsidiary CPFL Eficiência Energética (note 13) which is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence of the transaction is to lease self-production equipment in order to serve customers that require higher consumption of electricity in peak hours (when tariffs are higher) and provide maintenance and operation services for such equipment.

The subsidiary constructs the power generation plant at the customer’s facilities. When the equipment enters into service, the customer makes monthly fixed payments and the revenue is recognized during the lease agreement period based on the agreement effective interest rate.

The investments made in these finance lease projects are recognized at the present value of the minimum lease payments and these payments are treated as amortization of the accounts receivable and the operating revenues are recognized in profit or loss for the year at the effective interest rate implicit in the lease over the lease term.

In 2015 these investments resulted in an operational revenue of R$11,164 (R$10,683 in 2014 and R$14,615 in 2013).

			Dec 31, 2015	Dec 31, 2014
Gross investment			83,854	88,969
Unrealized finance income			(36,466)	(41,403)
Present value of minimum lease payments			47,388	47,566

Current			12,883	12,396
Noncurrent			34,504	35,169

	Up to 1 year	1 to 5 years	Over 5 years	Total
Gross investment	16,432	38,489	28,933	83,854
Present value of minimum lease payments	3,529	23,100	20,758	47,388

At December 31, 2015, there are no (i) unsecured residual values that benefit the lessor; (ii) provision for uncollectible minimum lease payments; or (iii) contingent payments recognized as revenue during the period.

(11)  CONCESSION FINANCIAL ASSET

	Distribution	Transmission	TOTAL
At December 31, 2012	2,377,240	-	2,377,240

Current	34,444	-	34,444
Noncurrent	2,342,796	-	2,342,796

Additions	521,168	15,249	536,417
Spin-off of generation activity in distributors	(12,862)	-	(12,862)
Adjustment of expected cash flow	(66,851)	-	(66,851)
Income from financial asset measured at amortized cost	-	231	231
Receipts	(34,444)	-	(34,444)
Disposals	(12,659)	-	(12,659)

At December 31, 2013 (noncurrent)	2,771,593	15,480	2,787,073

Additions	435,852	59,576	495,428
Spin-off of generation activity in distributors	(5,542)	-	(5,542)
Adjustment of expected cash flow	104,642	-	104,642
Adjustment - financial asset measured at amortized cost	-	2,723	2,723
Disposals	(9,708)	-	(9,708)

At December 31, 2014	3,296,837	77,779	3,374,616

Current	540,094	-	540,094
Non current	2,756,744	77,779	2,834,522

Additions	330,062	37,469	367,531
Transfers for intagible assets - extended concessions	(537,198)	-	(537,198)
Adjustment of expected cash flow	414,800	-	414,800
Adjustment - financial asset measured at amortized cost	-	11,400	11,400
Cash inputs	-	(3,257)	(3,257)
Disposals	(20,788)	-	(20,788)

At December 31, 2015	3,483,713	123,391	3,607,104

Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) in the distributors by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the year, based on the fair value (new replacement value - “VNR”) (finance income of R$ 414,800 in 2015, R$ 104,642 in 2014 and finance cost of R$ 66,851 in 2013).

The “Transfer to intangible assets” line records the impacts of the extension of the distribution concessions of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, which transferred the amount of R$ 537,198 from the concession financial assets to intangible assets (note 15), corresponding to the right to explore the concession from July 2015 through June 2045 (see note 1).

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made and the allowed annual revenue (“RAP”) to be received during the remaining concession period. The adjustment of R$ 11,400 is recognized against other operating income (R$ 2,723 in 2014 and R$ 231 in 2013).

(12)  OTHER RECEIVABLES

	Current		Noncurrent
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Advances - Fundação CESP	10,567	11,569	-	-
Advances to suppliers	10,666	15,934	-	-
Pledges, funds and restricted deposits	649	8,007	433,014	290,839
Orders in progress	274,605	262,076	-	-
Services rendered to third parties	6,987	12,787	-	-
Energy pre-purchase agreements	-	515	31,375	32,119
Collection agreements	90,451	73,076	-	-
Prepaid expenses	61,602	43,185	19,579	9,630
GSF Renegotiation	8,724	-	29,392	-
Receivables - Energy development account - CDE/CCEE	341,781	522,922	-	-
Receivables - Business combination	-	-	13,950	13,950
Advances to employees	12,509	10,945	-	-
Allowance for doubtful debts (note 6)	(12,460)	(13,304)	(1,981)	(1,981)
Indemnities for claims	49,937	-	-	-
Other	66,525	63,783	34,685	44,270
Total	922,541	1,011,495	560,014	388,828

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and short-term investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 24).

Energy pre-purchase agreements: refer to prepayments made by subsidiaries, which will be settled with energy to be supplied in the future.

GSF renegotiation: refers to the right to 2015 GSF reimbursement net of the agreed upon premium of subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as consideration for the cost of electricity purchased for resale. This amount will be amortized as other operating expenses on a straight-line basis in the results of these subsidiaries between January 2016 and June 2020 (note 28.2).

Collection agreements: refer to (i) agreements between the distributors and municipal governments and companies for collection through the electric energy bills and subsequent pass-through of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; and (ii) receipts by subsidiary CPFL Total, for subsequent pass-through to customers that use the collection services provided by such subsidiary.

Receivables – Energy Development Account – CDE/CCEE: refer to: (i) low income subsidies totaling R$ 18,190 (R$ 18,549 at December 31, 2014) and (ii) other tariff discounts granted to consumers amounting to R$ 323,591 (R$ 504,373 as of December 31, 2014).

Indemnities for claims: refer to the amounts receivable from insurance companies as indemnities for claims occurred in subsidiaries of CPFL Renováveis.

On May 29, 2015, the distribution subsidiaries obtained preliminary injunctions authorizing non-payment of amounts owed for Energy Development Account (CDE) quotas up to the limit of the balances receivable from Eletrobrás relating to the CDE injection. The subsidiaries carried out matching of accounts of the accounts receivable by way of CDE injection and the CDE accounts payable (note 24) in September 2015, in view of the fact that the Eletrobrás settlement receipts in the amount of R$ 814,850 were issued as from September 25, 2015.

(13)  INVESTMENTS

	Dec 31, 2015	Dec 31, 2014
Permanent equity interests - equity method
By joint venture's equity	1,235,832	1,085,835
Fair value of assets, net	11,799	12,934
Total	1,247,631	1,098,769

In the financial statements, the investment balances relate to interests in entities accounted for by the equity method:

Joint Ventures	Share of equity		Share of profit (loss)
	December 31, 2015	December 31, 2014	2015	2014	2013

Baesa	166,150	163,662	2,508	10,583	4,618
Enercan	473,148	415,952	74,677	49,040	67,640
Chapecoense	449,049	399,979	77,487	21,285	60,809
EPASA	147,485	106,243	63,348	(20,041)	(10,961)
Fair value adjustments of assets, net	11,799	12,934	(1,136)	(1,182)	(1,238)
	1,247,631	1,098,769	216,885	59,684	120,868

13.1 - Dividends and Interest on capital

At December 31, 2015 and 2014, the Company has the following amounts receivable from the joint ventures below, which financial statements are not consolidated, relating to dividends and interest on capital:

	Dividends		Interest on capital		Total
Investments	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Investco	-	-	2,118	2,552	2,118	2,552
EPASA	29,933	14,891	-	-	29,933	14,891
BAESA	20	96	-	-	20	96
ENERCAN	30,905	24,816	-	-	30,905	24,816
Chapecoense	28,417	12,128	-	-	28,417	12,128
	89,274	51,931	2,118	2,552	91,392	54,483

13.2 – Joint Ventures

Summarized financial information on joint ventures at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	292,133	105,198	356,493	305,371
Cash and cash equivalents	112,387	75,097	239,192	120,307
Noncurrent assets	1,253,002	1,174,604	3,079,957	600,413
Current liabilities	264,721	188,077	447,142	336,794
Financial liabilities	167,845	182,215	251,683	180,190
Noncurrent liabilities	309,317	427,284	2,108,820	292,490
Financial liabilities	265,095	415,868	2,108,109	292,295
Equity	971,097	664,442	880,488	276,500

Net operating revenue	523,055	427,561	729,511	949,246
Depreciation and amortization	(53,733)	(55,342)	(130,652)	(32,413)
Interest income	15,742	8,426	28,235	11,275
Interest expense	(56,049)	(22,555)	(132,625)	(29,778)
Income tax expense	(76,795)	(5,165)	(76,880)	(32,869)
Profit (loss) for the year	153,269	10,028	151,935	118,734
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34% (*)
*Up to January 31, 2015, CPFL Geração's interest in Epasa was 53.84%

	December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	143,213	71,178	252,223	337,891
Cash and cash equivalents	45,329	19,178	154,554	96,588
Noncurrent assets	1,238,047	1,210,974	3,090,190	637,190
Current liabilities	149,088	138,909	374,374	480,948
Financial liabilities	91,723	130,122	313,222	345,657
Noncurrent liabilities	378,465	488,751	2,183,767	308,168
Financial liabilities	338,297	479,329	2,183,155	307,622
Equity	853,707	654,492	784,272	185,965

Net operating revenue	492,921	395,440	820,500	1,220,511
Depreciation and amortization	(53,674)	(50,554)	(130,988)	(32,339)
Interest income	14,295	6,345	26,208	2,368
Interest expense	(40,572)	(32,933)	(135,463)	(34,983)
Income tax expense	(50,112)	(20,982)	(21,751)	16,862
Profit (loss) for the year	100,650	42,321	41,735	(34,271)
Equity Interests and voting capital	48.72%	25.01%	51.00%	57.13% (**)
**Up to February 28, 2014, CPFL Geração's interest in Epasa was 52.75%

	December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	465,617	277,940	669,126	585,535
Depreciation and amortization	(50,370)	(51,736)	(133,035)	(32,298)
Interest income	14,480	4,386	12,049	972
Interest expense	(45,363)	(39,658)	(140,427)	(37,609)
Income tax expense	(69,620)	(9,433)	(60,844)	10,750
Profit (loss) for the year	138,832	18,462	119,233	(20,778)
Equity Interests and voting capital	48.72%	25.01%	51.00%	52.75%

Although holding more than 50% in EPASA and Chapecoense, CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividends to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

13.3 – Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

13.4 – Capital increases

13.4.1 – EPASA

On January 31, 2014, after carrying out a capital increase, subsidiary CPFL Geração began holding 57.13% of the capital stock of the joint venture EPASA, and the equity interests of certain other shareholders were diluted. According to the Shareholders Agreement in effect, these shareholders were assured the right to repurchase shares in order to re-comprise their stakes by March 1, 2015. This right was partially exercised by Eletricidade do Brasil S/A and OZ&M Incorporação e Participação Ltda. by February 25, 2015, which purchased from subsidiary CPFL Geração 10,704,756 common shares for the amount of R$ 10,454, generating a positive result of R$ 3,391, recorded in line item “Gain on disposal of noncurrent assets” (note 28).

After this corporate operation, the ownership structure of the EPASA joint venture stood as follows:

	At February 25, 2015		At December 31, 2014
Shareholders	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	150,941,659	53.34	161,646,415	57.13
Eletricidade do Brasil S/A	118,100,009	41.74	107,903,763	38.13
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,959,277	2.46	6,450,767	2.28
Total	282,961,745	100.00	282,961,745	100.00

13.4.2 – CPFL Paulista and RGE

On December 16, 2015, a Board of Directors’ Meeting approved capital increases of R$ 600,000 in CPFL Paulista and R$ 250,000 in RGE made by the parent company CPFL Energia.

13.4.3 – CPFL ESCO

On August 26, 2015, a Board of Directors’ Meeting approved a capital reduction of R$ 360,000 in CPFL ESCO, for the parent company CPFL Energia.

(14)  PROPERTY, PLANT AND EQUIPMENT

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2012	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historical cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,768
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	926	2,551	1,000	373	38	926,029	930,916
Disposals	-	-	-	(1,071)	(847)	(24)	(153)	(2,095)
Provision for socio environmental costs	-	-	(17,747)	-	-	-	-	(17,747)
Transfers	4,203	13,988	172,530	373,362	19,531	543	(584,156)	-
Transfers from/to other assets - cost	(15)	440	(200)	15,946	17	117	422	16,727
Transfers of cost	1,286	(104,176)	(119,373)	230,290	3	(343)	(7,687)	-
Depreciation	(4,089)	(43,995)	(71,159)	(206,087)	(2,379)	(2,961)	-	(330,670)
Write-off of depreciation	-	-	-	103	527	15	-	645
Reclassification and transfers from/to other assets - depreciation	-	(947)	38,524	(35,808)	22	377	-	2,169
Spin-off of generation activity in distributors - cost	3,953	5,420	3,070	7,443	83	(10)	-	19,959
Spin-off of generation activity in distributors - depreciation	-	(1,680)	(2,225)	(2,595)	(38)	(6)	-	(6,544)

At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,731	968,826	7,717,419
Historical cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	-	375	372	6,739	-	88	330,900	338,475
Disposals	(1,772)	-	(12,723)	(14,719)	(1,804)	(582)	(71,760)	(103,359)
Reversal of provision for socio environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers, net	500	(3,674)	156,986	997,610	14,862	(92)	(1,166,193)	-
Transfers from/to other assets - cost	(23)	163	(7,467)	(5,284)	-	(103)	(3,716)	(16,430)
Depreciation	(3,981)	(61,923)	(54,392)	(293,464)	(4,511)	(2,280)	-	(420,551)
Write-off of depreciation	-	-	-	404	1,026	482	-	1,911
Business combination	71,646	264,146	106,682	844,162	93	240	330,030	1,616,999
Spin-off of generation activity in distributors - cost	-	-	460	6,089	-	204	-	6,754
Spin-off of generation activity in distributors - depreciation	-	-	(32)	(866)	-	(28)	-	(926)

At December 31, 2014	182,316	1,185,614	1,517,475	5,832,005	32,328	11,660	388,088	9,149,486
Historical cost	197,393	1,637,812	1,976,212	7,521,804	43,081	22,462	388,088	11,786,852
Accumulated depreciation	(15,077)	(452,199)	(458,737)	(1,689,799)	(10,753)	(10,802)	-	(2,637,366)

Additions	-	-	168	512	-	-	583,538	584,216
Disposals	(1,354)	(414)	(4,093)	(21,773)	(558)	(284)	-	(28,477)
Transfers	2,338	140	61,615	217,462	10,436	578	(292,569)	-
Reclassification - cost	(212)	328,101	(499,943)	172,169	22	(137)	-	-
Transfers from/to other assets - cost	(24)	2	(6,548)	6,598	(1)	(186)	630	471
Depreciation	(6,257)	(68,562)	(50,716)	(370,076)	(6,343)	(1,926)	-	(503,881)
Write-off of depreciation	-	139	204	3,572	379	186	-	4,480
Reclassification - depreciation	-	(68,775)	68,711	151	-	(88)	-	-
Transfers from/to other assets - depreciation	-	-	-	35	-	-	-	35
Impairment	-	-	(10,891)	(16,565)	(32)	(106)	(5,519)	(33,112)

At December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historical cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Average depreciation rate 2015	3.86%	3.66%	3.46%	4.62%	14.24%	10.49%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%
Average depreciation rate 2013	3.86%	3.16%	2.75%	3.91%	14.23%	10.46%

The balance of construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, especially for CPFL Renováveis’ projects, which has construction in progress of R$ 612,083 in December 31, 2015 (R$ 262,225, in December 31, 2014).

In 2015, mainly owing to the process of adapting their accounts to the newly defined ANEEL chart of accounts, subsidiaries Ceran and CPFL Renováveis carried out certain reclassifications, mainly involving the accounts “Buildings, civil works and benefits/improvements”, “Machinery and equipment” and “Reservoirs, dams and water pipelines”. These amounts are shown in the lines “Reclassification - cost” and “Reclassification – depreciation” and do not generate material effects on the statement of profit or loss for the year.

In accordance with IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. During 2015, R$ 34,212 was capitalized in the financial statements at a rate of 11.16% p.a. (R$ 4,236 in 2014 at a rate of 8.59% p.a. and R$ 48,339 in 2013 at a rate of 8.23% p.a.). For further details on assets under construction and borrowing costs, see note 30.

In the financial statements, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 29).

At December 31, 2015, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 17, is approximately R$ 3,567,258, mainly relating to the subsidiary CPFL Renováveis (R$ 3,535,263).

14.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the deterioration of the Brazilian economy has intensified, as at December 31, 2015 a provision for impairment of R$ 33,112 was recognized due to the assessment of the recoverable amount of the cash-generating units of subsidiaries CPFL Telecom (R$ 31,284) and CPFL Total (R$ 1,828). Such loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such provision for impairment was based on the assessment of the cash-generating units comprising fixed assets of subsidiaries CPFL Telecom and CPFL Total which, separately, are not featured as an operating segment and are allocated in the operating segment of Others and Services, respectively (note 31). Additionally, during 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets was recognized owing to the unfavorable scenario for the business of these subsidiaries and it was calculated based on their fair values, net of selling expenses.

(15)  INTANGIBLE ASSETS

	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2012	6,115	4,611,347	3,816,428	633,313	33,001	80,108	9,180,312
Historical cost	6,152	6,815,774	9,183,730	633,313	38,679	156,661	16,834,309
Accumulated amortization	(37)	(2,204,427)	(5,367,301)	-	(5,678)	(76,553)	(7,653,996)

Additions	-	-	-	853,649	-	7,444	861,093
Amortization	-	(296,978)	(413,994)	-	(1,419)	(14,196)	(726,587)
Transfer - intangible assets	-	-	412,930	(412,930)	-	-	-
Transfer - financial asset	-	-	(22,499)	(498,669)	-	-	(521,169)
Disposals and transfer - other assets	-	(1,989)	(29,115)	(1,232)	-	(12,433)	(44,769)
Spin-off of generation activity in distributors	-	-	(553)	-	-	-	(553)
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	-	-	709,811	-	18,887	728,698
Amortization	-	(285,018)	(440,689)	-	(1,419)	(13,166)	(740,292)
Transfer - intangible assets	-	-	433,440	(433,440)	-	-	-
Transfer - financial asset	-	-	235	(436,087)	-	-	(435,852)
Disposal and transfer - other assets	-	-	(21,279)	159	-	16,357	(4,763)
Business combination	-	630,848	-	-	-	3,488	634,336
Spin-off of generation activity in distributors	-	-	(299)	-	-	13	(286)

At December 31, 2014	6,115	4,658,210	3,734,606	414,574	30,162	86,503	8,930,171
Historical cost	6,152	7,441,935	9,526,355	414,574	35,840	195,577	17,620,433
Accumulated amortization	(37)	(2,783,725)	(5,791,748)	-	(5,678)	(109,074)	(8,690,262)

Additions	-	-	-	879,851	-	9,298	889,149
Amortization	-	(302,665)	(460,774)	-	(1,419)	(12,604)	(777,462)
Transfer - intangible assets	-	-	512,912	(512,912)	-	-	-
Transfer - financial asset	-	-	387	(330,449)	-	-	(330,062)
Transfers from concession financial asset - extended concessions	-	-	488,635	48,563	-	-	537,198
Disposal and transfer - other assets	-	-	(26,584)	-	-	(6,228)	(32,813)
Impairment losses	-	-	-	-	-	(5,844)	(5,844)

At December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,003
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

The amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 29).

As mentioned in note 11, the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa made a transfer from concession financial assets to intangible assets in the amount of R$ 537,198, recognized in line item “Extension of concessions – transfer of financial asset”, whose amortization for the period from July to December 2015 was R$ 27,939.

In accordance with IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the financial statements, in 2015, R$ 11,358 was capitalized (R$ 8,044 in 2014 and R$ 8,845 in 2013) at a rate of 7.53% p.a. (7.50% p.a. in 2014 and 8.32% p.a. in 2013).

15.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	December 31, 2015			December 31, 2014	Annual amortization rate
	Historical cost	Accumulated amortization	Net value	Net value	2015	2014	2013
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(187,033)	117,829	132,397	4.78%	5.10%	6.03%
CPFL Piratininga	39,065	(22,451)	16,614	18,371	4.50%	4.66%	4.85%
RGE	3,150	(1,560)	1,590	1,764	5.51%	5.70%	5.86%
CPFL Geração	54,555	(31,798)	22,757	25,509	5.04%	4.88%	4.83%
CPFL Santa Cruz	9	(9)	-	1	15.86%	16.22%	16.40%
CPFL Leste Paulista	3,333	(3,333)	-	513	15.38%	17.36%	17.45%
CPFL Sul Paulista	7,288	(7,288)	-	1,156	15.86%	17.53%	16.94%
CPFL Jaguari	5,213	(5,213)	-	713	13.68%	19.13%	16.49%
CPFL Mococa	9,110	(9,110)	-	1,041	11.42%	17.53%	18.96%
CPFL Jaguari Geração	7,896	(3,312)	4,584	5,086	6.36%	6.71%	7.07%
	434,480	(271,107)	163,373	186,550

Subsidiaries
CPFL Renováveis	3,764,809	(569,594)	3,195,215	3,352,524	5.44%	4.11%	4.11%
Others	15,096	(14,580)	516	921
	3,779,905	(584,174)	3,195,731	3,353,444

Subtotal	4,214,385	(855,281)	3,359,104	3,539,995

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(838,715)	281,551	301,564	1.79%	1.75%	1.89%
CPFL Geração	426,450	(303,531)	122,919	139,103	3.80%	3.89%	3.66%
Subtotal	1,546,716	(1,142,246)	404,470	440,667

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(690,257)	383,770	430,386	4.34%	4.61%	5.39%
CPFL Piratininga	115,762	(66,530)	49,232	54,439	4.50%	4.66%	4.85%
RGE	310,128	(158,975)	151,153	167,640	5.32%	5.50%	5.65%
CPFL Santa Cruz	61,685	(61,685)	-	6,054	9.81%	10.03%	10.14%
CPFL Leste Paulista	27,034	(27,034)	-	2,709	10.02%	14.45%	14.47%
CPFL Sul Paulista	38,168	(38,168)	-	4,184	10.96%	14.35%	14.02%
CPFL Mococa	15,124	(15,124)	-	1,266	8.37%	14.05%	14.85%
CPFL Jaguari	23,600	(23,600)	-	2,195	9.30%	15.33%	14.28%
CPFL Jaguari Geração	15,275	(7,457)	7,818	8,675	5.61%	5.91%	6.23%
Subtotal	1,680,801	(1,088,829)	591,972	677,548

Total	7,441,902	(3,086,356)	4,355,546	4,658,210

The intangible asset acquired in business combinations is associated to the right to operate the concessions and comprises:

- Intangible asset acquired, not merged

  Refers basically to the intangible asset from acquisition of the shares held by non-controlling interests prior to adoption of IFRS 3.

- Intangible asset acquired and merged - Deductible

Refers to the intangible asset from the acquisition of subsidiaries that were merged into the respective equity, without application of CVM Instructions No. 319/99 and No. 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividends paid to noncontrolling interests, the subsidiaries applied the concepts of CVM Instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a non-deductible intangible asset was recognized for tax purposes.

For the balances relating to the subsidiary CPFL Renováveis, the amortization is recognized for the remaining period of the respective operation authorizations, using the straight-line method. For the other balances, the amortization rates for intangible assets acquired in business combination are based on the projected income curves of the concessionaires for the remaining concession period, and these projections are reviewed annually.

15.2 Impairment test

For all the reporting years, the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

At December 31, 2015, as the deterioration of the Brazilian economy has intensified, an impairment loss of R$ 5,844 was recognized, related to the assessment of the recoverable amount of the cash-generating units of subsidiaries CPFL Telecom (R$ 1,835) and CPFL Total (R$ 4,009). Such loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such provision for impairment was based on the assessment of these cash-generating units formed by the intangible assets of subsidiaries CPFL Telecom and CPFL Total, which, separately, do not feature an operating segment and are allocated to the operating segment of Others and Services, respectively (note 31). Additionally, during 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

For fair value measurement the cost approach was used, this is a valuation technique that reflects the amount that would be currently required to replace the service capacity of an asset (normally referred to as cost of substitution or replacement). The recognition of the provision for impairment of assets was due to the unfavorable scenario for the businesses of these subsidiaries and was calculated based on their fair values net of selling expenses.

15.3 2013 IPO of CPFL Renováveis

In August 2013, the Company completed the initial public offer of 28 million common shares, secondary offer of 43.9 million common shares and complementary offer of 1.2 common shares of the subsidiary CPFL Renováveis, totaling 73.1 million shares in the amount of R$ 914,686. The transaction resulted in a gross funding (i) of R$ 364,687 in the initial and complementary offer; and (ii) R$ 549,999 in the secondary offer. Fund-raising costs of R$ 36,187 were incurred in the transaction.

As a result, the Company, through the subsidiary CPFL Geração, had its interest in CPFL Renováveis diluted from 63% to 58.84% on August 31, 2013, and a positive impact of R$ 59,308 related to the change in the equity interest which, in accordance with IFRS 10, was recognized as a transaction with shareholders and accounted for directly in equity, in a capital reserve account.

15.4 Business combinations

15.4.1 – Rosa dos Ventos Geração e Comercialização de Energia S.A. – (“RDV”)

On June 18, 2013, CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the Ceará State. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not audited by the independent auditors).

On February 28, 2014, the acquisition of Rosa dos Ventos was completed, for the total price was R$ 103,358, which includes: (i) R$ 70,296 paid to the seller; (ii) a price adjustment of R$ 634; and (iii) the assumption of Rosa dos Ventos’ net debt of R$ 32,428.

Additional information on the acquisition

a) Considerations

Rosa dos Ventos
February 28, 2014
Consideration transferred:
Consideration transferred in cash and cash equivalents by the acquirer	70,296
Price adjustment paid to sellers according to contractual clause	634
Total of consideration transferred	70,930

b) Assets acquired and liabilities assumed on the acquisition date

The total amount of consideration transferred (paid) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization for operation of the wind farms. The average term for Rosa dos Ventos is estimated to be 18 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual value was allocated to goodwill for this transaction.

The allocation of the amount paid is based on economic/financial valuation reports. The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recognized deferred income tax and social contribution for the difference between the allocated amount and the tax base of this asset.

The accounting for the Rosa dos Ventos acquisition was concluded. We show below the assets acquired and liabilities assumed of Rosa dos Ventos at fair value:

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

c) Net cash outflow on acquisition of subsidiary

Rosa dos Ventos
February 28, 2014
Consideration transferred in cash	70,930
Less: Balance of cash and cash equivalent acquired	(2,466)
Net cash	68,464

d) Financial information on net operating revenue and profit of the subsidiary acquired included in the 2014 consolidated financial statements:

	Net operating revenues	Net income (loss)
	2014	2014
Rosa dos Ventos March 01, 2014 to Dec 31, 2014	15,166	7,711

The Company's consolidated information for 2014 includes 10 (ten) months of operations of the subsidiary Rosa dos Ventos.

15.4.2 – Acquisition of Dobrevê Energia S.A. (“DESA”)

In February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement, whereby CPFL Renováveis merged WF2 Holding S.A. (“WF2”), wholly owner of DESA’s shares on the acquisition date. Arrow – Fundo de Investimentos e Participações (“FIP Arrow”) held all shares of WF2. On October 1, 2014, after all the conditions precedent had been fulfilled, the acquisition was concluded.

The shareholders of both CPFL Renováveis and FIP Arrow approved the Protocol of Merger and the Termination of the Association Agreement at Extraordinary General Meetings with the approvals coming into effect on October 1, 2014. Therefore, on October 1, 2014, FIP Arrow contributed to CPFL Renováveis the net assets of WF2 as a capital increase, in turn CPFL Renováveis issued to FIP Arrow 61,752,782 new common shares, whereby FIP Arrow became a shareholder of CPFL Renováveis, with an interest of 12.27%.

After the capital increase, CPFL Renováveis merged WF2, dissolving that company, and CPFL Renováveis now holds directly 100% of DESA shares and, consequently, DESA is now a subsidiary of CPFL Renováveis.

The exchange ratio for 100% of the shares of WF2 for 12.27% of the shares of CPFL Renováveis (after the issuance of new common shares) was freely negotiated and agreed between the parties and reflects the best valuation of WF2 and CPFL Renováveis.

This association between CPFL Renováveis and DESA resulted in a business combination in accordance with IFRS 3 (R) – Business Combination since CPFL Renováveis now holds the control of WF2 and paid for obtaining the control of such company through the issuance of new shares.

As a result of this issuance of shares, the equity of CPFL Renováveis increased by R$ 833,663, which reflects the fair value of the shares issued by CPFL Renováveis that were transferred to FIP Arrow on the acquisition date and that represents the total price paid. The association was appraised at fair value using the income approach.

As a result of this transaction, the Company, through the subsidiary CPFL Geração, had its interest in CPFL Renováveis reduced from 58.83% to 51.61%, with a gain on equity interest in the amount of R$180,297 which, in accordance with IFRS 10, was recognized as a capital transaction, that is, transaction with shareholders in the capacity of owners, and accounted for directly in CPFL Energia’s equity in the capital reserve account, as follows:

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
(1) Interest on September 30, 2014.
(2) Interest on October 1, 2014.

Additional information on the acquisition of WF2

a) Assets acquired and liabilities assumed recognized on the acquisition date

The total amount paid on the transaction (fair value of the shares issued by CPFL Renováveis) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which has been amortized over the remaining period of the authorization related to the operation of the wind farms and SHPs acquired. The average term for all projects is estimated at 25 years. Consequently, as the total amount paid was temporarily allocated to identified assets and liabilities, no residual value was allocated to goodwill for this transaction.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recognized deferred income tax and social contribution for the difference between the allocated amount and the tax base of this asset.

Allocation of the amount paid for assets acquired and liabilities assumed was carried out using amounts provisionally calculated for the financial statements for the year ended December 31, 2014, based on analyses conducted by Management at the time such statements were prepared. The fair values presented were still pending confirmation until conclusion of the economic-financial valuation report prepared by an independent appraiser, which was finalized on September 30, 2015.

As a consequence, reclassifications were made in the amounts at December 31, 2014, relating to: (i) increase in the fair value of property, plant and equipment, and reduction of intangible assets related to exploration rights, as a consequence of the refining of the premises used for determination of the value of the tangible and intangible assets; (ii) conclusion of the allocation of the fair value of the provision for tax, civil and labor risks in the amount of R$ 17,293; and (iii) correlated effects of the matters described in sub-items (i) and (ii) above on the balances of deferred income tax and social contribution and the portion of equity attributable to non-controlling shareholders.

The fair value of the adjusted assets and liabilities, as well as the allocation of the price paid, are as follows:

	WF2 preliminar	WF2 final position
	October 01, 2014	October 01, 2014
Current assets
Cash and cash equivalents	139,293	139,293
Other assets	32,274	32,274

Noncurrent assets
Property, plant and equipment	1,295,476	1,569,594
Intangible assets	7,937	7,937
Intangible - exploitation rights	784,459	555,961
Other assets	98,264	98,264

Current liabilities
Loans, Financings and Debentures	102,996	102,996
Other accounts payable	106,097	106,097

Noncurrent liabilities
Loans, Financings and Debentures	871,987	871,987
Deferred taxes debits	280,234	295,745
Other accounts payable	56,406	73,699
Net assets acquired	939,983	952,800

Goodwill arising on acquisition

Consideration transfered	833,663	833,663
(+) Non-controlling interest	106,320	119,137
(-) Fair value of identifiable net assets acquired	939,983	952,800
Goodwill	-	-

Reclassification of the comparative balances

In conformity with the requirements of IFRS – Business Combination, the Company reclassified the comparative balances at December 31, 2014 as if the accounting of such business combination, considering the closing balances, had been completed at the acquisition date. The reclassifications made did not have material effect on the profit for the year ended December 31, 2014, as previously presented. The reclassifications made are summarized as follows:

•       Assets:

	December 31, 2014	Adjustments	December 31, 2014 (reclassified)
Assets
Current	9,214,704	-	9,214,704

Non current
Others	6,751,305	-	6,751,305
Investment	1,098,769	-	1,098,769
Property, plant and equipment	8,878,064	271,422	9,149,486
Intangible	9,155,973	(225,802)	8,930,171

TOTAL	35,098,816	45,620	35,144,436

•       Liabilities:

	December 31, 2014	Adjustments	December 31, 2014 (reclassified)
Liabilities
Current	7,417,104	-	7,417,104

Non current
Provisions for tax, civil and labor risks	490,858	17,293	508,151
Deferred taxes debits	1,385,498	15,511	1,401,009
Other accounts payable	16,420,844	-	16,420,844
Total non current	18,297,200	32,804	18,330,004

Net equity attributable to controlling shareholders	6,943,535	-	6,943,535
Net equity attributable to noncontrolling shareholders	2,440,978	12,816	2,453,794
Shareholders equity	9,384,513	12,816	9,397,329

TOTAL	35,098,816	45,620	35,144,436

•       Statement of profit or loss for the year:

As mentioned previously in this note, the effects on the profit or loss for the year ended December 31, 2014 are immaterial for purposes of restatement of the comparative balances. These effects result from the difference between the period for amortization of the exploration rights intangible assets and the period for depreciation of fixed assets, both recorded as expenses in the statement of profit or loss for the year.

b) Net cash inflow on the acquisition

No cash payment was made, considering that the acquisition was made through exchange of shares, there was only the incorporation of the cash of WF2 in the amount of R$139,293.

c) Financial information on net operating revenue and profit of the subsidiary acquired included in the consolidated financial statements in 2014

	Net operating revenues	Net income
	2014	2014
DESA consolidated - Oct 01, 2014 to Dec 31, 2014	48,036	1,880

The Company's consolidated financial statements for the year ended December 31, 2014 include 3 (three) months of operations of DESA.

d) Noncontrolling interests

Noncontrolling interests, consisting of 40% interest held by third parties in Ludesa Energética S.A., WF2's subsidiary, totaling R$119,137, was recognized in the consolidated financial statements on the acquisition date, based on its fair value. This interest was appraised at fair value using the income approach method.

15.4.3 – Combined financial information on net operating revenue and profit (loss) for 2014 if the acquisitions had occurred on January 1, 2014

	Net operating revenues	Net income (loss)
	2014	2014
CPFL Energia - presented	17,305,942	886,443
Pro-forma adjustments (i)	104,038	(46,106)
Total	17,409,980	840,337

(i)   The pro forma adjustments to the net operating revenue took into account the addition of the net operating revenue of subsidiaries for the period in which they were not subsidiaries and consequently were not consolidated by the Company.

The pro forma adjustments of the profit take into account: (i) addition of the profit or loss of subsidiaries Rosa dos Ventos and DESA for the period in which they were not consolidated by the Company; (ii) inclusion of amortization of the operation right, net of tax effects, if the acquisition had occurred on January 1, 2014; (iii) exclusion of the effects of non-recurring consultancy expenses for the association with WF2; and (iv) inclusion of the financial effects of the debentures issued by WF2 to acquire DESA’ non-controlling interests.

(16)  TRADE PAYABLES

	December 31, 2015	December 31, 2014
Current
System service charges	203,961	-
Energy purchased	2,402,823	1,895,742
Electricity network usage charges	106,940	125,860
Materials and services	331,809	250,416
Free energy	115,676	102,129
Total	3,161,210	2,374,147

Noncurrent
Materials and services	633	633

(17)  INTEREST ON DEBTS AND BORROWINGS

	December 31, 2015				December 31, 2014
	Interest - Current and noncurrent	Principal		Total	Interest - Current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,775	693,058	4,970,715	5,681,549	10,430	617,951	4,734,696	5,363,077
Rental assets	17	687	3,434	4,138	14	631	3,649	4,294
Financial Institutions	179,656	382,411	1,350,746	1,912,812	128,920	241,552	1,395,644	1,766,116
Others	764	134,960	10,002	145,726	709	108,918	14,223	123,851
Total at Cost	198,212	1,211,115	6,334,897	7,744,225	140,074	969,053	6,148,211	7,257,338

Measured at fair value
Foreign currency
Financial Institutions	40,714	1,651,199	5,560,517	7,252,430	18,168	125,511	3,353,468	3,497,147
Mark to Market	-	(29,269)	(282,980)	(312,249)	-	155	(56,153)	(55,998)
Total at fair value	40,714	1,621,930	5,277,536	6,940,180	18,168	125,667	3,297,315	3,441,149

Borrowing costs	-	(1,391)	(20,227)	(21,618)	-	(1,219)	(18,891)	(20,110)

Total	238,926	2,831,654	11,592,206	14,662,787	158,241	1,093,500	9,426,634	10,678,376

Measured at amortized cost	December 31, 2015	December 31, 2014	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	70,293	103,617	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	5,384	7,130	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	38,386	45,937	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	197,145	245,445	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	10,412	11,917	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	191,022	218,640	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	63,777	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	65,304	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	130,774	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	33,808	42,260	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	37,859	55,807	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,736	2,299	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	19,962	23,889	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	57,621	71,737	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,735	3,130	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	47,536	54,409	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	39,605	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	69,054	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	30,463	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	16,031	20,039	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	42,549	62,721	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	14,725	17,622	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	105,322	131,125	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,102	1,261	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	70,240	80,396	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	43,522	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	59,348	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	76,728	-	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	8,045	10,056	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	227	287	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	715	-	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
Bank credit note - Unibanco	-	929	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	10,306	11,317	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,663	3,334	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	7,382	7,596	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	-	1,286	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	3,850	2,904	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,343	1,179	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,709	2,685	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	-	1,393	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,734	1,968	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,876	1,553	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,803	3,545	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	-	455	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,710	1,968	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	808	635	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,745	2,775	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,394	1,104	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,826	2,516	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	-	608	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,200	2,532	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,039	817	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,932	1,250	UMBNDES + 1.9%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note - Santander	4,619	4,335	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee

CPFL Serviços
FINAME	1,509	1,675	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	864	1,272	Fixed rate 6% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	13,049	14,806	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	60	74	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,659	2,860	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and liens on equipment
FINAME	6,496	6,909	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,002	-	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	4,006	-	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
CERAN
BNDES	312,150	360,217	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	68,993	54,604	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	19,466	17,736	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,610	7,588	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,018	6,187	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,544	21,349	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

CPFL Renováveis
FINEM I	290,445	321,088	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	25,308	28,605	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	528,528	565,890	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, liens on assets, assignment of credit rights
FINEM V	90,678	101,723	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	79,457	84,176	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	156,737	176,252	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	32,289	39,581	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	528	827	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	115,676	126,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	335,894	357,620	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	296,891	315,596	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	11,599	19,707	TJLP + 3.50%	120 monthly installments from June 2007	Liens on machinery and equipment , assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XV	31,227	35,392	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rigths - ANEEL, pledge of shares
FINEM XVI	8,500	10,581	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	490,786	525,541	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	18,481	23,200	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	31,381	33,488	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	52,091	59,533	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	42,765	45,636	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	45,828	52,375	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	2,305	2,882	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	136,528	163,476	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	79,010	-	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	270,768	-	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets, assignment of credit rights and reserve account
FINAME IV	3,327	3,773	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,890	2,382	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,383	10,366	TJLP - 1.00%	85 monthly installments from June 2017	Guarantee
FINEP III	6,374	6,945	TJLP + 3.00%	73 monthly installments from July 2015	Guarantee
BNB I	108,835	117,516	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	165,324	172,430	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	30,837	32,591	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	72,739	74,197	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Bridge BNDES IV	-	49,492	TJLP + 2.40%	1 installment in January 2016	Guarantee
Banco do Brasil	31,014	36,739	Fixed rate 10.00%	132 monthly installment from June 2010	Shareholders support, pledge of shares and grantor rights, assignment of receivables, performance bond, guarantee and civil liability
CPFL Brasil
FINEP	1,864	2,657	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	3,544	4,135	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee and liens on equipment
FINAME	117	158	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	261	-	TJLP + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	216	-	SELIC + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
Santander - working capital	331,343	-	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	-	105,500	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital	-	73,758	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	331,549	291,036	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	6,784	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	58,353	51,222	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital	-	31,894	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	43,764	38,417	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,637	8,083	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	6,587	7,419	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	23,790	25,666	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	17,268	7,969	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	8,052	10,307	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	27,850	24,447	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,914	4,036	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,846	3,376	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,266	15,064	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,825	13,836	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	25,198	22,119	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,305	4,888	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,663	15,519	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	5,111	6,316	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	642,124	637,635	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	290,679	322,336	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
CPFL Telecom
Banco IBM - Working capital	35,689	38,489	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	3,931	5,414	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	88	239	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	7,658	9,746	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,029	1,601	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	532	747	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	544	808	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	24	41	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	170	222	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	131,751	105,034
Subtotal local currency - Cost	7,744,225	7,257,338

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	293,660	-	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	154,665	-	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	197,044	-	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	397,324	270,248	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	399,887	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	175,750	119,561	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	195,524	-	US$+Libor 3 months+0.88% (3)(g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	195,380	132,887	US$+Libor 3 months+0.80% (3)(f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	85,991	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	133,585	US$+Libor 6 months+1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	195,502	132,962	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	227,397	-	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	338,504	-	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	156,381	106,383	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	138,255	-	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	98,891	-	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	59,080	-	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Merrill Lynch	587,094	-	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	292,895	199,235	US$+Libor 3 months+1.55% (3)(f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	196,502	133,601	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	95,502	64,958	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	48,964	-	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	97,849	-	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	236,474	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	244,778	-	US$+Libor 3 months+1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	-	21,401	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	-	167,050	US$ + Libor 6 months + 1.14% (3)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	195,502	132,962	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	177,268	120,585	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	124,737	84,843	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	64,980	-	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	195,938	133,259	US$+Libor 3 months+1.35% (3)(f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	70,439	47,908	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	320,602	218,046	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	58,683	39,912	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	274,426	186,593	US$+Libor 6 months+1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	53,260	36,223	US$ + Libor 3 months + 1.30% (4)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	239,453	-	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	139,466	-	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	126,126	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	-	25,864	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	34,679	23,590	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	-	32,926	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	-	13,578	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	38,147	25,949	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	13,829	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	53,752	36,564	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	17,122	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	-	14,488	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	390,757	265,779	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	14,760	10,040	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	-	9,202	US$ + 2.35% (3)	1 installment in November 2015	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	42,862	-	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	53,317	-	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(312,249)	(55,998)

Total Foreign Currency - fair value	6,940,180	3,441,149

Borrowing costs (*)	(21,618)	(20,110)

Total - Consolidated	14,662,787	10,678,376

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to :
(1) 143.85% of CDI	(2) 95.2% of CDI		(3) 99% to 109% of CDI	(4) 109.1% to 119% of CDI
Effective rate:
(a) 30% to 40% of CDI	(c) 60.1% to 70% of CDI		(e) 80.1% to 90% of CDI	(g) 110.1% to 120% of CDI	(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(d) 70.1% to 80% of CDI		(f) 100.1% to 120% of CDI	(h) 120.1% to 130% of CDI	(J) Fixed rate 10.57%

(*) In accordance with IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

In conformity with IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At December 31, 2015, the total balance of the borrowings measured at fair value was R$ 6,940,180 (R$ 3,441,149 as of December 31, 2014).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the subsidiaries. Accumulated gains of R$ 312,249 (R$ 55,998 at December 31, 2014) on marking the borrowings to market, less losses of R$ 184,518 (R$25,382 at December 31, 2014) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 35), resulted in a total net gain of R$ 127,731 (R$30,616 at December 31, 2014).

The maturities of the principal of borrowings are scheduled as follows:

2017	1,892,991
2018	4,289,564
2019	2,284,535
2020	1,067,028
2021	490,809
2022 to 2026	1,326,076
2027 to 2031	505,856
2032 to 2036	18,328
Subtotal	11,875,186
Mark to Market	(282,980)
Total	11,592,206

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

	Accumulated variation		% of debt
Index	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
IGP-M	10.54	3.69	0.50	0.69
UMBND	47.00	13.27	0.49	0.53
TJLP	6.21	5.00	27.67	36.50
CDI	13.18	10.81	61.60	49.26
Others			9.74	13.01
			100.00	100.00

Main borrowings in the year:

		R$ thousand
Company	Bank / credit line	Total approved	Released in 2015	Released net of fundraising costs	Interest	Utilization

Local currency:

Investment:
CPFL Paulista	FINEM VII	427,716	254,119	253,161	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	135,259	134,625	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	174,518	173,789	Quarterly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (a)	25,360	1,264	1,264	Quarterly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (a)	13,045	1,915	1,915	Quarterly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (a)	12,280	2,187	2,187	Quarterly	Subsidiary's investment plan
CPFL Jaguari	FINEM (a)	10,398	1,274	1,274	Quarterly	Subsidiary's investment plan
CPFL Mococa	Bank credit notes - Santander (a)	6,119	516	516	Quarterly	Subsidiary's investment plan
RGE	FINAME (a)	746	746	746	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	6,011	5,144	5,144	Quarterly	Purchase of vehicles and equipment
CPFL Transmissão Piracicaba	FINAME (a)	23,824	3,020	3,020	Quarterly	Purchase of vehicles and equipment
CPFL ESCO	FINAME (a)	461	461	461	Quarterly	Acquisition of electrical equipment and vehicules
CPFL Renováveis	FINEM XXV	84,338	75,732	75,732	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	270,642	268,117	Monthly	Subsidiary's investment plan

Financial institutions:
CPFL Energia	Working capital - Bank credit notes - Santander (a)	300,000	300,000	294,383	With the principal	Working capital improvement
CPFL Leste Paulista	Working capital - Bank credit notes - Banco IBM (a)	7,563	7,563	7,563	Semiannual	Working capital improvement
CPFL Sul Paulista	Working capital - Bank credit notes - Banco do Brasil (a)	4,791	4,791	4,791	Semiannual	Working capital improvement
CPFL Renováveis	Votorantim - Promissory notes (a)	50,000	50,000	50,000	With the principal	Subsidiary's investment plan (SHPs)
		2,197,667	1,288,405	1,277,941

(a) The agreement has no restrictive covenants.

		R$ thousand
Company	Bank / credit line	Total approved	Released in 2015	Released net of fundraising costs	Interest	Destination of the resources

Foreign currency:

Financial institutions:
CPFL Energia	Bank credit notes - Banco Santander (a)	200,000	200,000	200,000	With the principal	Extend the debt profile
CPFL Energia	FRN - Banco Santander (a)	187,750	187,750	187,750	With the principal	Working capital improvement
CPFL Energia	Working capital - Law 4131 - Bradesco (a)	149,208	149,208	147,865	With the principal	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Bank of Tokyo-Mitsubishi	142,735	142,735	141,308	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - BNP Paribas	63,896	63,896	63,896	Semiannual	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Citibank	156,600	156,600	156,600	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - HSBC Bank	227,673	227,673	227,673	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - JP Morgan	203,771	203,771	203,771	Semiannual	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Bank of America Merrill Lynch	405,300	405,300	405,300	Quarterly	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - BNP Paribas	175,714	175,714	175,714	Semiannual	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - Citibank	169,837	169,837	169,837	Quarterly	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - Scotiabank	55,440	55,440	55,440	Semiannual	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - Bank of America Merrill Lynch (a)	124,250	124,250	124,250	Quarterly	Working capital improvement
RGE	Working capital - Law 4131 - JP Morgan	171,949	171,949	171,949	Semiannual	Working capital improvement
RGE	Working capital - Law 4131 - JP Morgan (a)	100,000	100,000	100,000	Semiannual	Working capital improvement
CPFL Brasil	Working capital - Law 4131 - Scotiabank	45,360	45,360	45,360	Semiannual	Working capital improvement
Paulista Lajeado	Bank credit notes - Banco Itaú (a)	35,000	35,000	35,000	Semiannual	Working capital improvement
		2,614,482	2,614,482	2,611,712

		4,812,149	3,902,887	3,889,653

(a) The agreement has no restrictive covenants.

RESTRICTIVE COVENANTS

BNDES:

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, Ceran and CPFL Telecom to: (i) not paying dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without after fulfillment of all contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by these subsidiaries, the following ratios:

•       Net indebtedness divided by EBITDA – maximum of 3.5;

•       Net indebtedness divided by the sum of net indebtedness and Equity – maximum of 0.90.

CPFL Geração

The borrowings from the BNDES raised by the indirect subsidiary CERAN establish:

•       Maintaining the debt service coverage ratio at 1.3 during the amortization period;

•       Restrictions on the payment of dividends to the subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior approval of the BNDES.

CPFL Telecom

Maintaining, by the Company, the following ratios:

•       Equity / (Equity + Net Bank Debt) of more than 0.28;

•       Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item):

FINEM I and FINEM VI

•       Maintaining the debt service coverage ratio (cash balance for the prior year + cash generation for the current year) / debt service charge for the current year at 1.2.

•       Own capitalization ratio of 25% or more.

In December 2015 and 2014, the subsidiary obtained a waiver from the BNDES for determination of the debt service coverage ratio for FINEM VI for the years ended December 31, 2015 and 2014, respectively.

FINEM II and FINEM XVIII

•       Restrictions on the payments of dividends if a debt service coverage ratio of 1.0 or more and a general indebtedness ratio of 0.8 or less are not achieved.

FINEM III

•       Maintaining Equity/(Equity + Net Bank Debt) ratio of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt service coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

In December 2014, the subsidiary obtained a waiver from Banco do Brasil for determination of the debt service coverage for the year ended December 31, 2014.

FINEM VII, FINEM X and FINEM XXIII

•       Maintaining the annual debt service coverage ratio at 1.2;

•       Distribution of dividends limited to the Total Liabilities/ ex-Dividend Equity ratio of less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XXVI

•       Maintaining the Debt Service Coverage Ratio of the SPEs at 1.3 or more during the effective period of the agreement;

•       Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the annual consolidated financial statements of the subsidiary Turbina 16 (“T-16”), during the effective period of the agreement.

FINEM XI and FINEM XXIV

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts.

FINEM XIV

•       Maintaining the half-yearly equity ratio, defined by Equity/Total Assets ratio, at 30% or more of the project’s total investment, and a debt service coverage ratio at 1.3 or more during the amortization period.

In June 2015, the Company obtained from the Brazilian Development Bank (BNDES) waiver of its obligation to calculate the two ratios above in relation to the six months period ended June 30, 2015.

FINEM XV and FINEM XVI

•       Maintaining the quarterly equity ratio at 25% or more, defined by the ratio of Equity to Total Assets;

•       Maintaining the quarterly debt service coverage ratio at 1.2 or more during the amortization period.

FINEM XVII

•       Maintaining the debt service coverage ratio at 1.2 or more during the amortization period;

•       Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A.

FINEM XIX, FINEM XX, FINEM XXI and FINEM XXII

•      Maintenance of Debt Service Coverage Ratio of 1.2 or more during the effective period of the agreement;

•      Maintenance of Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis during the effective period of the agreement;

•      Maintenance of an Equity/(Equity + Net Debt) ratio of 0.41 or more from 2014 to 2016 and 0.45 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis, during the effective period of the agreement.

In December 2014, the Company obtained a waiver from the BNDES for calculation of the debt service coverage ratio and the Net Debt/EBITDA ratio, fulfillment mandatory for the parent company for the year ended December 31, 2014.

In December 2015, the Company obtained waiver from the BNDES involving the latter’s concurrence with non-fulfillment of the debt service coverage ratio without acceleration of maturity of the debt being declared in relation to the year ended December 31, 2015.

HSBC

•       From 2014, there is the obligation to maintain the Net Debt/ EBITDA ratio of less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 in the other half yearly periods until settlement.

NIB

•  Maintaining the half-yearly debt service coverage ratio at 1.2;

•  Maintaining an indebtedness ratio of 70% or less;

•  Maintaining a financing Coverage Ratio of 1.7 or more.

Banco do Brasil

•       Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period.

Foreign currency borrowings - Bank of America Merrill Lynch (except for CPFL Piratininga), J.P. Morgan (except for RGE*), Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo-Mitsubishi, Santander (except for CPFL Energia), Sumitomo, Mizuho, HSBC and BNP Paribas (Law 4,131)

The foreign currency borrowings taken under Law 4,131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

(*) Loan with balance of R$ 139,466 at December 31, 2015 and maturity on February 22, 2016.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the control block.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

(18)  DEBENTURES AND INTERESTS ON DEBENTURES

		December 31, 2015				December 31, 2014
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	-	-	-	-	15,020	1,290,000	-	1,305,020

CPFL Paulista
6th Issue	Single series	47,292	-	660,000	707,292	38,673	-	660,000	698,673
7th Issue	Single series	29,546	-	505,000	534,546	24,291	-	505,000	529,291
		76,838	-	1,165,000	1,241,838	62,964	-	1,165,000	1,227,964

CPFL Piratininga
3rd Issue	Single series	-	-	-	-	7,571	260,000	-	267,571
6th Issue	Single series	7,882	-	110,000	117,882	6,446	-	110,000	116,446
7th Issue	Single series	13,749	-	235,000	248,749	11,304		235,000	246,304
		21,631	-	345,000	366,631	25,320	260,000	345,000	630,320

RGE
6th Issue	Single series	35,828	-	500,000	535,828	29,298	-	500,000	529,298
7th Issue	Single series	9,946	-	170,000	179,946	8,177	-	170,000	178,177
		45,774	-	670,000	715,774	37,475	-	670,000	707,475

CPFL Santa Cruz
1st Issue	Single series	568	-	65,000	65,568	480	-	65,000	65,480

CPFL Brasil
2nd Issue	Single series	2,794	-	228,000	230,794	2,346	-	228,000	230,346

CPFL Geração
3rd Issue	Single series	-	-	-	-	7,687	264,000	-	271,687
5th Issue	Single series	13,382	-	1,092,000	1,105,382	11,236	-	1,092,000	1,103,236
6th Issue	Single series	23,531	-	460,000	483,531	19,446	-	460,000	479,446
7th Issue	Single series	16,770	-	635,000	651,770	13,739	-	635,000	648,739
8th Issue	Single series	3,153	-	80,024	83,177	2,903	-	72,390	75,293
		56,835	-	2,267,024	2,323,859	55,012	264,000	2,259,390	2,578,401

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	788	38,965	467,577	507,329	798	36,640	476,329	513,767
1st Issue - PCH Holding 2	Single series	616	8,701	140,792	150,109	57,991	8,701	149,492	216,184
1st Issue - Renováveis	Single series	6,579	43,000	365,500	415,079	5,795	21,500	408,500	435,795
2nd Issue - Renováveis	Single series	11,894	-	300,000	311,894	9,603	-	300,000	309,603
3rd Issue - Renováveis	Single series	4,589	-	296,000	300,589	-	-	-	-
1st Issue - WF2	Single series	-	-	-	-	2,984	30,000	-	32,984
2nd Issue - WF2	Single series	-	-	-	-	10,582	132,000	-	142,582
1st Issue - DESA	Single series	862	17,500	17,500	35,862	716	-	35,000	35,716
2nd Issue - DESA	Single series	16,487	-	65,000	81,487	6,022	-	65,000	71,022
1st Issue - T-16	Single series	1,810	277,200	-	279,010	-	-	-	-
1st Issue - Campos dos Ventos V	Single series	374	42,000	-	42,374	-	-	-	-
1st Issue - Santa Úrsula	Single series	275	30,800	-	31,075	-	-	-	-
		44,274	458,165	1,652,369	2,154,808	94,491	228,841	1,434,321	1,757,653

Borrowing costs (**)		-	-	(28,842)	(28,842)	-	(766)	(30,311)	(31,077)

		248,714	458,165	6,363,552	7,070,430	293,108	2,042,075	6,136,400	8,471,583

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 26)
(**) In accordance with IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - WF2	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2	Single series	20	CDI + 2%	CDI + 2%	1 installment in November 2015	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T-16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

2017	1,207,228
2018	1,765,358
2019	1,910,981
2020	667,147
2021	445,574
2022 to 2026	308,680
2027 to 2031	58,585
Total	6,363,552

Main debentures issuances during the year

			R$ thousand
Company	Issue	Quantity issued	Released in 2015	Released net of issuance costs	Interest	Utilization
CPFL Renováveis - Parent company	3rd issue - Single series	29,600	296,000	293,596	Semiannual	Improvement of the liquidity level and extension of the debt profile
CPFL Renováveis - T-16	1st issue - Single series	27,720	277,200	275,659	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Campo dos Ventos V	1st issue - Single series	4,200	42,000	41,757	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Santa Úrsula	1st issue - Single series	3,080	30,800	30,618	Semiannual	Subsidiary's investment plan
			646,000	641,629

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista (6th and 7th issues), CPFL Piratininga (6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (5th , 6th , 7th and 8th issues), CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•       Net indebtedness divided by EBITDA – maximum of 3.75;

•       EBITDA divided by Finance Income (Costs) - minimum of 2.25;

For purposes of determination of covenants, the definition of EBITDA, in the Company, takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2015 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

- 1st issue of CPFL Renováveis

•       Operating debt service coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020;

•       EBITDA divided by Net finance costs - minimum of 1.75.

The subsidiary obtained approval from the debentureholders for non-compliance with the following:

i.              Debt Service Coverage ratio related to the calculation of June 2015, through the General Meeting of Debentureholders held on June 30, 2015.

ii.             Debt Service Coverage ratio related to the calculation of December 2015, through the General Meeting of Debentureholders held on December 21, 2015.

- 2nd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 3rd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 1st issue of the indirect subsidiary PCH Holding 2 S.A

•       Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 2nd issue of Dobrevê Energia S/A (DESA)

•       Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

- 1st issue of T-16 (Turbina 16 Energia)

•       Maintaining a consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

- 1st issue of Campos dos Ventos V Energias Renováveis

•       Maintaining a consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

- 1st issue of Santa Úrsula Energias Renováveis

•       Maintaining a consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

Various debentures of subsidiaries and joint ventures are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, except unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the Company’s controlling block.

Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

(19)  PRIVATE PENSION PLAN

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

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – “PGBL” (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

- CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

19.2 – Movements in the defined benefit plans

	December 31, 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations	3,793,259	961,329	90,609	278,985	5,124,182
Fair value of plan's assets	(3,355,589)	(951,021)	(80,332)	(287,202)	(4,674,144)
Present value of net obligations (fair value of assets)	437,670	10,308	10,277	(8,217)	450,038
Effect of asset ceiling	-	-	-	8,217	8,217
Net actuarial liability recognized in the statement of financial position	437,670	10,308	10,277	-	458,255

	December 31, 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations	3,820,563	986,972	88,621	279,283	5,175,439
Fair value of plan's assets	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)
Present value of net obligations recognized in the statement of financial position	505,140	73,383	3,261	6,264	588,048

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations	3,599,853	919,441	82,167	245,371	4,846,832
Fair value of plan's assets	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Present value of net obligations (fair value of assets)	364,085	44,895	(1,142)	3,046	410,884
Effect of asset ceiling	-	-	1,142	-	1,142
Net actuarial liability recognized in the statement of financial position	364,085	44,895	-	3,046	412,025

The movements in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations at December 31, 2012	4,431,699	1,159,779	101,714	298,014	5,991,206
Gross current service cost	1,485	6,099	167	359	8,110
Interest on actuarial obligations	380,340	99,150	8,740	25,727	513,957
Participants' contributions transferred during the year	60	1,582	12	927	2,581
Actuarial gain on changes in financial assumptions	(912,671)	(282,757)	(21,728)	(63,034)	(1,280,190)
Benefits paid during the year	(301,060)	(64,412)	(6,738)	(16,622)	(388,832)
Present value of actuarial obligations at December 31, 2013	3,599,853	919,441	82,167	245,371	4,846,832
Gross current service cost	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Participants' contributions transferred during the year	14	1,700	-	783	2,497
Actuarial loss: effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss: effect of changes in financial assumptions	89,187	16,695	3,089	19,387	128,358
Benefits paid during the year	(310,468)	(69,375)	(7,150)	(18,342)	(405,335)
Present value of actuarial obligations at December 31, 2014	3,820,563	986,972	88,621	279,283	5,175,439
Gross current service cost	1,183	3,733	160	(131)	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	577,324
Participants' contributions transferred during the year	12	1,842	-	611	2,465
Actuarial loss: effect of changes in demographic assumptions	(226)	(614)	(12)	(6)	(858)
Actuarial loss: effect of changes in financial assumptions	(98,399)	(70,590)	(400)	(11,884)	(181,273)
Benefits paid during the year	(355,339)	(70,439)	(7,704)	(20,378)	(453,860)
Present value of actuarial obligations at December 31, 2015	3,793,259	961,329	90,609	278,985	5,124,182

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total assets
Fair value of actuarial assets at December 31, 2012	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Expected return during the year	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Participants' contributions transferred during the year	(14)	(1,700)	-	(783)	(2,497)
Sponsors' contributions	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain)	60,636	18,260	2,067	(12,871)	68,092
Benefits paid during the year	310,468	69,375	7,150	18,342	405,335
Fair value of actuarial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Expected return during the year	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Participants' contributions transferred during the year	(14)	(1,700)	-	(783)	(2,497)
Sponsors' contributions	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain)	60,636	18,260	2,067	(12,871)	68,092
Benefits paid during the year	310,468	69,375	7,150	18,342	405,335
Fair value of actuarial assets at December 31, 2014	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)
Expected return during the year	(375,527)	(105,413)	(9,691)	(31,686)	(522,317)
Participants' contributions transferred during the year	(12)	(1,842)	-	(611)	(2,465)
Sponsors' contributions	(81,111)	(22,936)	(1,687)	(7,593)	(113,327)
Actuarial loss (gain)	61,144	22,320	8,702	5,329	97,495
Benefits paid during the year	355,339	70,439	7,704	20,378	453,860
Fair value of actuarial assets at December 31, 2015	(3,355,589)	(951,021)	(80,332)	(287,202)	(4,674,144)

19.3 Movements in recognized assets and liabilities recognized

The movements in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liabiliy at December 31, 2012	657,231	174,222	8,353	26,136	865,942
Expenses (income) recognized in the statement of profit or loss	44,234	15,562	481	1,388	61,665
Sponsors' contributions transferred during the year	(56,266)	(18,243)	(1,207)	(8,336)	(84,052)
Actuarial gain on changes in financial assumptions	(281,114)	(126,646)	(7,627)	(16,142)	(431,529)
Net actuarial liability at December 31, 2013	364,085	44,895	-	3,046	412,025
Other contributions	14,458	394	69	504	15,425
Total liability	378,543	45,289	69	3,550	427,450

Current					76,810
Noncurrent					350,640

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liability at December 31, 2013	364,085	44,895	-	3,046	412,025
Expenses (income) recognized in the statement of profit or loss	40,365	7,979	77	(256)	48,165
Sponsors' contributions transferred during the year	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss: effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss: effect of changes in financial assumptions	149,823	34,955	3,880	6,515	195,173
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	588,048
Other contributions	15,171	456	65	20	15,712
Total liability	520,311	73,839	3,326	6,284	603,760

Current					85,374
Noncurrent					518,386

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	588,048
Expenses (income) recognized in the statement of profit or loss	51,121	8,745	413	(95)	60,184
Sponsors' contributions transferred during the year	(81,111)	(22,936)	(1,687)	(7,593)	(113,327)
Actuarial loss: effect of changes in financial assumptions	(226)	(614)	(12)	(6)	(858)
Actuarial loss: effect of changes in demographic assumptions	(37,254)	(48,270)	8,302	(6,555)	(83,777)
Effect of asset ceiling	-	-	-	7,984	7,984
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	458,255
Other contributions	16,149	526	63	127	16,865
Total liability	453,819	10,834	10,340	127	475,120

Current					802
Noncurrent					474,318

19.4        Expected contributions and benefits

The expected contributions to the plans for 2016 are shown below:

2016
CPFL Paulista	62,571
CPFL Piratininga	16,341
CPFL Geração	1,331
RGE	8,345
Total	88,588

The subsidiaries negotiated with Fundação CESP a grace period for payment of the principal of the monthly contributions for the respective plans during the period from September 2015 to August 2017, with resumption of these payments as from September 2017.

The expected benefits to be paid by the foundations in the next 10 years are shown below:

	2016	2017	2018	2019	2020 to 2025	Total
CPFL Paulista	346,646	363,011	378,559	395,620	2,695,839	4,179,675
CPFL Piratininga	75,159	79,392	84,152	89,863	654,350	982,916
CPFL Geração	8,214	8,596	8,945	9,343	64,037	99,135
RGE	23,026	24,697	25,965	27,382	193,557	294,627
Total	453,045	475,696	497,621	522,208	3,607,783	5,556,353

At December 31, 2015, the average duration of the defined benefit obligation was 8.3 years for CPFL Paulista, 9.6 years for CPFL Piratininga, 8.4 years for CPFL Geração and 9.1 years for RGE.

19.5 Recognition of private pension plan income and expense

The external actuary’s estimate of the expenses (income) to be recognized in 2016 and the expense (income) recognized in 2015, 2014 and 2013 is as follows:

	2016 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Service cost	761	2,509	68	16	3,354
Interest on actuarial obligations	458,646	117,039	10,960	33,889	620,534
Expected return on plan assets	(407,158)	(116,891)	(9,742)	(35,488)	(569,279)
Effect of asset ceiling	-	-	-	1,041	1,041
Total expense (income)	52,249	2,657	1,286	(542)	55,650

	2015 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Service cost	1,183	3,733	160	(131)	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	577,324
Expected return on plan assets	(375,527)	(105,413)	(9,691)	(31,686)	(522,317)
Effect of asset ceiling	-	-	-	232	232
Total expense (income)	51,121	8,745	413	(95)	60,184

	2014 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Service cost	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Expected return on plan assets	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Effect of asset ceiling	-	-	134	-	134
Total expense (income)	40,365	7,979	77	(256)	48,165

	2013 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Service cost	1,485	6,098	167	359	8,109
Interest on actuarial obligations	380,340	99,150	8,740	25,727	513,957
Expected return on plan assets	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Effect of asset ceiling	-	-	134	-	134
Total expense	44,234	15,562	481	1,388	61,665

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

	December 31, 2015	December 31, 2014	December 31, 2013

Nominal discount rate for actuarial liabilities:	12.67% p.a.	11.46% p.a.	11.72% p.a.
Nominal Return Rate on Assets:	12.67% p.a.	11.46% p.a.	11.72% p.a.
Estimated Rate of nominal salary increase:	6.79% p.a.	8.15% p.a.	7.10% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-83
Biometric table for the onset of disability:	Low light	Low light	Mercer Disability
Expected turnover rate:	ExpR_2012**	ExpR_2012*	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience
(**) FUNCESP experience, with aggravation of 40%

19.6 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL Energia pension plans, at December 31, 2015 and 2014 managed by Fundação CESP and ELETROCEEE. The tables also show the distribution of the guarantee resources established as target for 2016, obtained in light of the macroeconomic scenario in December 2015.

Assets managed by the plans are as follows:

	Assets managed by Fundação CESP								Assets managed by ELETROCEEE
	CPFL Paulista and CPFL Geração				CPFL Piratininga				RGE
	Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Fixed rate	80%	75%	-	-	84%	78%	-	-	73%	61%	-	-
Federal governament bonds	57%	65%	-	-	54%	65%	-	-	56%	42%	-	-
Corporate bonds (financial institutions)	5%	5%	-	-	10%	9%	-	-	4%	5%	-	-
Corporate bonds (non financial institutions)	1%	1%	-	-	1%	2%	-	-	5%	8%	-	-
Multimarket funds	16%	2%	-	-	19%	2%	-	-	8%	6%	-	-
Other fixed income investments	1%	2%	-	-	-	-	-	-	-	-	-	-
Variable income	13%	18%	-	-	12%	18%	-	-	14%	24%	-	-
CPFL Energia's share	5%	6%	-	-	4%	5%	-	-	-	-	-	-
Investiment funds - shares	8%	12%	-	-	8%	13%	-	-	14%	24%	-	-
Structured investments	-	-	-	-	-	-	-	-	11%	14%	-	-
Equity funds	-	-	-	-	-	-	-	-	10%	12%	-	-
Real estate funds	-	-	-	-	-	-	-	-	1%	1%	-	-
Multimarket fund	-	-	-	-	-	-	-	-	-	1%	-	-
Real estate	-	-	4%	4%	-	-	2%	2%	-	-	1%	1%
Transactions with participants	-	-	2%	2%	-	-	2%	2%	-	-	1%	1%
Other investments	-	-	1%	1%	-	-	-	-	-	-	-	-
Escrow deposits and others	-	-	1%	1%	-	-	-	-	-	-	-	-
	93%	93%	7%	7%	96%	96%	4%	4%	98%	98%	2%	2%

The plan assets do not include any properties occupied or assets used by the Company. The fair value of the shares stated in line item "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$ 245,380 at December 31, 2015 (R$ 288,061 at December 31, 2014).

	Target for 2016
	Fundação CESP		Fundação ELETROCEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE

Fixed income investments	81.0%	83.9%	81.0%
Variable income investments	11.2%	9.8%	14.0%
Real estate	3.9%	1.8%	1.0%
Transactions with participants	1.5%	1.8%	1.0%
Structured investments	0.2%	0.3%	3.0%
Investments abroad	2.1%	2.4%	0.0%
	100.0%	100.0%	100.0%

The allocation target for 2016 was based on the recommendations for allocation of assets made at the end of 2015 by Fundação CESP and ELETROCEEE, in their Investment Policy. This target may change at any time during 2016, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management), performed at least once a year, for a horizon of more than 10 years. This tool also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE also uses ALM.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated long-term profitability is based on this allocation and on the assumptions of the assets’ profitability.

19.7 Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

Furthermore, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of financial position, according to IAS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to increase (decrease) in one year for men and women:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	TOTAL

Defined benefit plan obligation	3,793,259	961,329	90,609	278,985	5,124,182

Assumptions	Assumptions report (A)	Increase / (Decrease) (B)	Projected (A+B)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Increase (decrease) in total defined benefit plan obligation

Nominal discount (p.a.)	12,67%	-0.25%	12.42%	79,544	23,406	1,929	6,412	111,291
		0.25%	12.92%	(76,589)	(22,423)	(1,855)	(6,155)	(107,022)

Life expectancy (years)	AT-2000(-10)	-1 year		(63,988)	(12,079)	(1,485)	(3,659)	(81,211)
		+1 year		62,082	11,584	1,446	3,508	78,620

19.8 Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the indexes for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by investment managers of Fundação CESP, which occurs at least quarterly.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP and Fundação ELETROCEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's and Fundação ELETROCEEE’s Investment Policy imposes additional restrictions that, along those established by law, define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(20)  REGULATORY CHARGES

	December 31, 2015	December 31, 2014
Fee for the use of water resources	2,482	1,676
Global reversal reserve - RGR	17,446	15,993
ANEEL inspection fee	1,764	1,553
Energy development account - CDE	526,196	24,570
FUST and FUNTEL	3	2
Tariff flags and others	304,127	-
Total	852,017	43,795

Energy development account – CDE – refers to the (i) annual CDE quota for the year 2015 in the amount of R$ 401,347 (R$ 24,570 at December 31, 2014); (ii) quota intended for CDE injection for the period from January 2013 to January 2014 in the amount of R$ 45,618; and (iii) quota intended for injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 79,231. The subsidiaries conducted a matching of accounts between the amount of CDE payable and the accounts receivable – CDE injection (note 12) as from September 2015, in view of the fact that the Eletrobrás settlement receipts in the amount of R$ 814,850 were issued as from September 25, 2015.

Tariff flags and others– refer basically to the amount to be passed on to the Centralizing Account for Tariff Flag Resources (“CCRBT”) (note 27.5).

(21)  TAXES, FEES AND CONTRIBUTIONS

	December 31, 2015	December 31, 2014

ICMS (State VAT)	384,151	266,489
PIS (tax on revenue)	33,199	15,096
COFINS (tax on revenue)	159,317	69,701
IRPJ (corporate income tax)	30,751	35,304
CSLL (social contribution on net income)	12,498	22,242
Others	33,427	27,434
Total	653,342	436,267

(22)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	December 31, 2015		December 31, 2014
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor
Various	171,989	78,345	125,641	82,857

Civil
Various	194,530	112,909	185,741	120,696

Tax
FINSOCIAL	29,917	84,092	27,585	77,576
Income Tax	138,524	886,271	120,054	829,589
Other	15,920	63,600	23,480	51,755
	184,362	1,033,964	171,119	958,920

Other	18,654	2,310	25,650	4

Total	569,534	1,227,527	508,151	1,162,477

The movements in the provision for tax, civil and labor risks are shown below:

	December 31, 2014	Addition	Reversal	Payment	Monetary Restatement	December 31, 2015
Labor	125,641	202,844	(63,330)	(113,380)	20,215	171,989
Civil	185,741	138,947	(53,723)	(117,432)	40,996	194,530
Tax	171,119	8,968	(2,861)	(6,099)	13,234	184,362
Others	25,650	3,255	(1,556)	(10,601)	1,905	18,654
	508,151	354,015	(121,469)	(247,512)	76,349	569,534

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Company and its subsidiaries.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a)         Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b)        Civil

Bodily injury – refer mainly to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase – refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax

FINSOCIAL – refer to legal challenges of the subsidiary CPFL Paulista of the rate increase and collection of FINSOCIAL during the period from June 1989 to October 1991.

Income Tax – the provision of R$ 129,907 (R$120,094 at December 31, 2014) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other – refer to other lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS and SAT.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases therefore no provision was registered for these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at December 31, 2015, were as follows: (i) R$ 659,636 labor (R$ 459,303 at December 31, 2014) related mainly to workplace accidents, hazardous duty premium, overtime, etc.; (ii) R$ 697,242 civil (R$ 481,575 at December 31, 2014) related mainly to bodily injury, environmental impacts and tariff increases; (iii) R$ 3,600,368 tax (R$ 3,216,981 at December 31, 2014), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income tax, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,051,363 and (iv) R$ 71,514 regulatory at December 31, 2015 (R$ 39,739 at December 31, 2014).

The possible regulatory loss includes mainly the collection of the system service charge - ESS, established in the CNPE Resolution 3 of March 6, 2013. The total amount of the risk is R$ 31,282, related mainly to indirect subsidiaries CPFL Brasil (R$ 7,117), CPFL Renováveis (R$ 12,642), Ceran (R$ 9,819), and CPFL Jaguari Geração (Paulista Lajeado) (R$ 2,024).

As regards labor contingencies, the Company informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a new decision by the STF, the index currently adopted by the Labor Court (“TR”) remains valid.

Accordingly, the management of the Company and its subsidiaries considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved.

Escrow deposits – income tax: of the total amount of R$ 886,271, R$ 745,903 (R$ 703,073 at December 31, 2014) refers to the discussion of the deductibility for federal tax purposes of expense recognized in 1997 in respect of the commitment made by the subsidiary CPFL Paulista to Fundação CESP, related to the employees’ pension plan, due to the renegotiation and novation of the debt in that year. In inquiring the Brazilian Federal Revenue (“RFB”), the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB No. 157, of April 9, 1998, and used the tax deductibility of the expense, thereby generating a tax loss in that year. Despite the favorable decision of the Brazilian Federal Revenue (RFB), the subsidiary was challenged by the tax authorities and made escrow deposits. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits by financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiaries occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which is awaiting judgment by the Federal Regional Court. Based on the updated position of the attorneys handing the case, Management’s opinion is that the risk of loss is possible.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(23)  USE OF PUBLIC ASSET

Subsidiary	December 31, 2015	December 31, 2014	Number of remaining installments	Interest rates
CERAN	92,581	84,992	243	IGP-M + 9.6%p.a.

Current	9,457	4,000
Noncurrent	83,124	80,992

(24)  OTHER PAYABLES

	Current		Noncurrent
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Consumers and concessionaires	53,959	49,710	-	-
Energy efficiency program - PEE	295,745	267,123	35,597	13,370
Research & Development - P&D	84,943	105,125	36,426	12,389
National scientific and technological development fund - FNDCT	4,115	1,469	-	-
Energy research company - EPE	2,065	734	-	-
Reversion fund	-	-	17,750	17,750
Advances	141,228	85,683	10,041	23,849
Provision for socio environmental costs and asset retirement	-	-	53,378	49,938
Payroll	13,136	12,232	-	-
Profit sharing	49,227	55,659	5,099	7,413
Collection agreements	130,282	91,889	-	-
Guarantees	-	-	28,531	31,479
Tariff discounts - CDE	54,749	35,053	-	-
Business combination	29,935	70,419	-	16,152
Others	45,587	60,844	4,326	11,425
Total	904,971	835,941	191,148	183,766

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to adjustment for inflation at the SELIC rate, through the date of their realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset.

Profit sharing: mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii)  Long-Term Incentive Program: refers to the Long-Term Incentive Plan for Executives, which involves rewarding the latter with financial resources, based on the behavior of the Company’s shares on the market and expectations for appreciation, as well as the Company’s results, using parametric calculation formulas and granting of Virtual Value Units (“UVV”). The Plan does not contemplate distributing Company shares to such executives and only uses them for purposes of monitoring the expectations established in the Company’s Long-Term Strategic Plan, likewise approved by the Board of Directors.

The currently effective plan is in effect from 2014 to 2020 and calls for grants relating to 2014, 2015 and 2016. The effective period is thus 6 years, with a grace period of two years for the first conversion of each annual grant. The conversion term for each grant is gradual, in a period of up to 5 years and in 3 conversions (33/33/34%).

The incentive program calls for partial realization, according to the relationship between expected appreciation and that effectively accrued, as per Strategic Plan expectation, there being a minimum expected results trigger, as well as attainment higher than initially projected, limited to 150%.

Tariff discounts – CDE: refers to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Business acquisition: refer to the amounts recognized by the subsidiary CPFL Renováveis, mainly in relation to the acquisition of noncontrolling interests. This amount is derived from the merger of WF2 (note 15.4) on October 1, 2014. Before WF2 acquisition by CPFL Renováveis, the acquiree had signed an agreement for the purchase of shares and other covenants from the noncontrolling shareholders of DESA, then holders of 21.14% of the voting and total capital of DESA. Under such agreement, the noncontrolling shareholders undertake to dispose of all their shares at the total amount of R$ 203,000, under the terms and subject to the conditions established in the agreement. The remaining amount of R$ 16,190 outstanding at December 31, 2015 has been paid in five quarterly installments, the last of which paid on January 29, 2016. The amount of each quarterly installment was adjusted for inflation at the CDI rate +1.2% a year, calculated on a pro rata basis.

(25)  EQUITY

The shareholders’ interest in the Company’s equity at December 31, 2015 and 2014 is shown below:

	Number of shares
	December 31, 2015		December 31, 2014
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	262,698,037	26.45%	288,569,602	29.99%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00%	477,700	0.05%
Camargo Correa S.A.	26,764	0.00%	837,860	0.09%
ESC Energia S.A.	234,086,204	23.57%	234,092,930	24.33%
Bonaire Participações S.A.	1,238,334	0.12%	1,200,000	0.12%
Energia São Paulo FIA	146,463,379	14.75%	141,929,430	14.75%
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18%	1,759,900	0.18%
Fundação Sistel de Seguridade Social	-	0.00%	19,500	0.00%
BNDES Participações S.A.	66,914,177	6.74%	64,842,768	6.74%
Antares Holdings Ltda.	16,552,110	1.67%	16,039,720	1.67%
Brumado Holdings Ltda.	35,604,273	3.59%	34,502,100	3.59%
Members of the Board of Directors	-	0.00%	800	0.00%
Members of the Executive Board	105,672	0.01%	102,300	0.01%
Other shareholders	197,753,114	19.91%	177,899,650	18.49%
Total	993,014,215	100.00%	962,274,260	100.00%

25.1        Approval of capital increase and bonus in shares to be paid to shareholders – AGM/EGM

At the Extraordinary General Meeting of April 29, 2015, a capital increase at CPFL Energia was approved, in order to strengthen the Company’s capital structure, through the capitalization of the Statutory Reserve for Working Capital Improvement in the amount of R$ 554,888, through the issuance of 30,739,955 common shares, which were distributed to shareholders as share bonus, pursuant to Article 169 of Law 6404/76.

25.2        Capital reserves

Refer basically to: (i) R$ 228,322 related to the CPFL Renováveis business combination in 2011, (ii) effect of the public offer of shares, in 2013, of the subsidiary CPFL Renováveis, as mentioned in note 15.3, amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the acquisition of DESA, described in note 15.4.2, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$155. In accordance with IFRS 10, these effects were recognized as transactions between shareholders, directly in Equity.

25.3        Earnings reserves

Comprised of:

i.      Legal reserve, amounting to R$ 694,058;

ii.     Statutory reserve – concession financial asset: the distribution subsidiaries recognize in profit or loss the adjustment to the expected cash flow from the concession financial asset, however its financial realization will occur only upon the indemnity (at the end of the concession). As result, the Company recognizes a statutory reserve – concession financial asset for these amounts, supported by article 194 of Law 6404/76, until their financial realization. This statutory reserve amounts to R$ 585,451 at December 31, 2015 (R$ 330,437 at December 31, 2014).

25.4        Accumulated comprehensive income

The accumulated comprehensive income is comprised of:

i.      Deemed cost: refers to the recognition of the fair value adjustments of the deemed cost of the generating plants' property, plant and equipment, of R$ 457,491;

ii.     Private pension plan: The debt balance of R$ 272,171 refers to the effects recognized directly in comprehensive income, in accordance with IAS 19.

25.5        Dividends

During the year 2015 the Company declared the amount of R$ 205,423 as mandatory minimum dividends, as required by Law No. 6.404/76.

25.6        Allocation of profit for the year

The Company’s bylaws assure shareholders a minimum dividend of 25% of profit for the year, adjusted in accordance with the law.

The proposed allocation of profit for the year is shown below:

December 31, 2015
Profit for the year - Individual	864,940
Realization of comprehensive income	26,119
Prescribed dividends	5,597
Profit base for allocation	896,656
Legal reserve	(43,247)
Statutory reserve - concession financial asset	(255,013)
Statutory reserve - working capital improvement	(392,972)
Mandatory dividend	(205,423)

For this year, considering the current adverse economic scenario and the uncertainties regarding market projections for distribution companies, owing to energy efficiency campaigns and extraordinary increases in tariffs during 2015, Company Management is proposing allocating R$ 392,972 to the Statutory Reserve for Working capital improvement.

25.7 – Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12, is as follows:

25.7.1 – Movements in non-controlling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2012	205,091	1,227,955	77,355	1,510,401
Equity Interests and voting capital	35.00%	37.00%	40.07%

Equity attributable to noncontrolling interests	24,380	(19,851)	7,088	11,617
Initial public offering - IPO	-	269,192	-	269,192
Dividends	(13,140)	-	(6,750)	(19,890)
Other movements	-	3,566	(69)	3,497
At December 31, 2013	216,331	1,480,864	77,624	1,774,819
Equity Interests and voting capital	35.00%	41.16%	40.07%

Equity attributable to noncontrolling interests	13,145	(72,782)	(3,097)	(62,733)
Business combination	-	759,686	-	759,686
Dividends	(15,022)	(7,417)	(7,099)	(29,538)
Other movements	-	11,560	(1)	11,559
At December 31, 2014	214,454	2,171,911	67,427	2,453,794
Equity Interests and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	25,990	(20,611)	4,958	10,337
Dividends	(6,173)	(2,818)	843	(8,147)
Other movements	-	7	(48)	(41)
At December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

25.7.2 – Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

The summarized financial information on subsidiaries in which there is noncontrolling interests at December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 are as follows:

December 31, 2015	CERAN	CPFL Renováveis		Paulista Lajeado
Current assets	203,205	1,296,420		39,916
Cash and cash equivalents	154,845	871,503		30,907
Noncurrent assets	997,049	10,607,682		126,147

Current liabilities	128,920	1,174,865		16,515
Financial liabilities	101,347	929,758		6,889
Noncurrent liabilities	401,988	6,425,440		40,908
Financial liabilities	401,988	5,151,163		40,908
Equity	669,346	4,303,797		108,639
Equity attributable to owners of the Company	669,346	4,176,063		108,639
Equity attributable to noncontrolling interests	-	127,734		-

Net operating revenue	281,374	1,499,356		31,225
Depreciation and amortization	(45,986)	(540,578)		(7)
Interest income	17,532	115,639		2,243
Interest expense	(40,801)	(551,407)		(1,206)
Income tax expense	(38,381)	(49,221)		(2,843)
Profit (loss) for the year	74,256	(48,717)		12,374
Attributable to owners of the Company	74,256	(54,447)		12,374
Attributable to noncontrolling interests	-	5,730		-
Equity Interests and voting capital	35.00%	48.39%		40.07%

December 31, 2014	CERAN	CPFL Renováveis		Paulista Lajeado
Current assets	138,684	1,166,223		13,756
Cash and cash equivalents	84,201	828,411		328
Noncurrent assets	1,040,545	10,469,653		116,751

Current liabilities	129,255	1,019,960		35,315
Financial liabilities	108,355	786,660		9,388
Noncurrent liabilities	437,249	6,273,418		-
Financial liabilities	437,249	4,972,544		-
Equity	612,726	4,342,498		95,192
Equity attributable to owners of the Company	612,726	4,230,497		95,192
Equity attributable to noncontrolling interests	-	112,001		-

Net operating revenue	327,066	1,247,627		42,771
Depreciation and amortization	(50,017)	(432,267)		(6)
Interest income	11,604	87,131		656
Interest expense	(40,441)	(418,141)		-
Income tax expense	(18,880)	(33,645)		(2,691)
Profit (loss) for the year	37,558	(167,362)		(7,728)
Attributable to owners of the Company	37,558	(168,771)		(7,728)
Attributable to noncontrolling interests	-	1,410		-
Equity Interests and voting capital	35.00%	48.39%	*	40.07%
* Noncontrolling shareholders interests were 41.16% up to February 2014, 41.17% from March to September 2014 and 48.39% from October 1, 2014.

December 31, 2013	CERAN	CPFL Renováveis		Paulista Lajeado
Net operating revenue	270,511	1,018,612		65,641
Depreciation and amortization	(47,050)	(348,355)		(6)
Interest income	5,928	46,793		615
Interest expense	(44,957)	(305,051)		-
Income tax expense	(34,884)	(10,607)		(8,044)
Profit (loss) for the year	69,657	(55,017)		17,693
Attributable to owners of the Company	69,657	(54,947)		17,693
Attributable to noncontrolling interests	-	(70)		-
Equity Interests and voting capital	35.00%	41.16%	*	40.07%
* The net equity to noncontrolling shareholders until June, 2013, was 37%.

(26)  EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share at December 31, 2015, 2014 and 2013 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	December 31, 2015		December 31, 2014		December 31, 2013
Numerator
Profit attributable to controlling shareholders	864,940		949,177		937,419
Denominator
Weighted average number of shares held by shareholders	993,014,215	(**)	993,014,215	(**)	962,274,260
Earnings per share - basic	0.87		0.96		0.97

Numerator
Profit attributable to controlling shareholders	864,940		949,177		937,419
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(19,811)		(17,265)		(25,016)
Profit attributable to controlling shareholders	845,129		931,912		912,403

Denominator
Weighted average number of shares held by shareholders	993,014,215	(**)	993,014,215	(**)	962,274,260
Earnings per share - diluted	0.85		0.94		0.95

(*) Proportional to the percentage of the Company's interest in the subsidiary in the respective years.

(**) Considers the event occurred on April 29, 2015, related to the capital increase through the issuance of 30,739,955 shares (note 25.1). In accordance with IAS 33, when there is an increase in the number of shares without an increase in capital, the number of shares is adjusted as if the event had occurred at the beginning of the latest reporting period.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiaries at the beginning of each year.

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive in 2015, 2014 and 2013. For this reason, these effects were not included in the calculation for each year.

(27)  NET OPERATING REVENUE

	Number of Consumers (*)			In GWh (*)			R$ thousand
Revenue from Electric Energy Operations	2015	2014	2013	2015	2014	2013	2015	2014	2013
Consumer class
Residential	6,906,580	6,732,715	6,523,553	16,164	16,501	15,426	9,833,419	6,533,590	5,710,050
Industrial	55,586	56,920	58,565	12,748	14,144	14,691	5,526,967	3,871,868	3,605,079
Commercial	473,333	483,204	491,057	9,259	9,437	8,837	5,266,432	3,471,225	2,956,069
Rural	245,238	243,275	245,687	2,152	2,326	2,081	750,209	496,790	415,075
Public Administration	51,359	50,538	49,443	1,278	1,295	1,234	674,530	476,557	407,094
Public Lighting	10,362	9,917	9,596	1,649	1,622	1,586	573,219	315,072	284,346
Public Services	8,402	8,155	7,961	1,797	1,861	1,820	879,288	566,719	486,609
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	-	-	(79,362)	(84,017)	(59,731)
Billed	7,750,860	7,584,724	7,385,862	45,049	47,187	45,675	23,424,701	15,647,804	13,804,591
Own comsuption	-	-	-	33	34	34	-	-	-
Unbilled (Net)	-	-	-	-	-	-	202,726	63,142	73,536
Emergency Charges - ECE/EAEE	-	-	-	-	-	-	3	2	(254)
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	-	-	(8,118,085)	(5,464,570)	(5,287,096)
Electricity sales to final consumers	7,750,860	7,584,724	7,385,862	45,082	47,221	45,709	15,509,345	10,246,379	8,590,776

Furnas Centrais Elétricas S.A.				3,026	3,026	3,026	485,846	477,775	441,961
Other Concessionaires and Licensees				10,656	9,628	10,918	2,223,339	1,690,711	1,874,482
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers				-	-	-	(46,982)	-	-
Spot market energy				4,289	2,334	1,031	875,002	976,377	205,976
Electricity sales to wholesalers				17,971	14,988	14,975	3,537,205	3,144,864	2,522,419

Revenue due to network usage charge - TUSD - captive consumers							8,165,066	5,464,570	5,287,096
Revenue due to network usage charge - TUSD - free consumers							1,898,138	990,815	965,737
(-) Adjustment of revenues from excess demand and excess reactive power							(16,884)	(18,045)	(14,587)
Revenue from construction of concession infrastructure							1,046,669	944,997	1,004,399
Sector financial asset and liability (Note 8)							2,506,524	910,720	-
Amounts from energy development account - CDE							895,538	771,018	627,832
Other revenues and income							367,356	341,061	355,694
Other operating revenues							14,862,408	9,405,136	8,226,172
Total gross operating revenue							33,908,958	22,796,379	19,339,367
Deductions from operating revenue
ICMS							(4,686,039)	(3,106,928)	(2,777,486)
PIS							(529,322)	(335,937)	(271,301)
COFINS							(2,438,208)	(1,547,783)	(1,247,439)
ISS							(8,204)	(7,583)	(5,545)
Global reversal reserve - RGR							(2,529)	(2,362)	(3,791)
Fuel consumption account - CCC							-	-	(34,432)
Energy development account - CDE							(3,970,013)	(271,577)	(155,249)
Research and development and energy efficiency programs							(158,516)	(117,683)	(111,243)
PROINFA							(90,910)	(100,569)	(99,244)
Emergency charges - ECE/EAEE							(1,796,226)	(2)	253
IPI							(100)	(10)	(34)
FUST and FUNTEL							(24)	(2)	-
Inspection fee							(22,997)	-	-
							(13,703,089)	(5,490,436)	(4,705,511)

Net operating revenue							20,205,869	17,305,942	14,633,856

(*) Information not audited by the independent auditors

27.1        Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (“Proret”), approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review cycle, should be accounted for as special obligations and would be amortized from the next tariff review. For subsidiary CPFL Piratininga, based on the 4th periodic tariff review cycle, as from May 2015 and for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as from September 2015, due to the 4th periodic tariff review cycle, such special obligation began to be amortized and the new amounts resulting from capping of demand and excess of reagents began to be appropriated in sector financial assets and liabilities, and they will only be amortized upon ratification of the 5th cycle of periodic tariff revision.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Normative Resolution No. 463, whereby the request for preliminary injunction relief was granted and the order to account for revenues from excess demand and excess reactive power as special obligations was suspended. The suspensive effect required by ANEEL in its interlocutory appeal was granted in June 2012 and the preliminary injunction relief originally granted in favor of ABRADEE was suspended. The subsidiaries are awaiting the court’s decision on the final treatment of these revenues. At December 31, 2015, these amounts are accrued under Special Obligations, in compliance with IAS 37, presented net in concession intangible asset.

27.2        Extraordinary Tariff Review (“RTE”)

On February 27, 2015, the ANEEL approved the result of the Extraordinary Tariff Revision (RTE) in order to re-establish the tariff coverage for electric energy distributors given the significant increase in the CDE quota for 2015 and the cost of purchasing electric energy (Itaipú tariff and exchange variation, and auctions of existing electric power and of adjustment). The tariffs resulting from this RTE were in effect from March 2, 2015 up to the date of the next readjustment or tariff revision for each distributor. With respect to subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz, on April 7, 2015, by means of Ratification Resolution No. 1,870, the ANEEL adjusted the result of the RTE of February 27, in order to change the amount of the monthly CDE quota – Energy relating to the ACR account, intended for amortization of credit operations by the CCEE in management of the ACR account. The tariffs resulting from such adjustment or rectification are in effect as from April 8, 2015 up to the date of the next tariff revision for each distributor.

The average effects for the distributors’ consumers were:

	Effect perceived by consumers (*)
Subsidiary	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.46%	33.04%
CPFL Santa Cruz	5.16%	5.70%	4.86%
CPFL Leste Paulista	14.52%	20.06%	12.39%
CPFL Jaguari	16.80%	18.48%	13.25%
CPFL Sul Paulista	17.02%	32.42%	9.09%
CPFL Mococa	11.81%	18.22%	9.48%
(*) Information not audited by the independent auditors

27.3        Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2015		2014		2013
Subsidiary	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	41.45%	4,67% (b)	17.18%	17.23%	5.48%	6.18%
CPFL Piratininga	October	56.29%	21,11% (b)	19.73%	22.43%	7.42%	6.91%
RGE	June	33.48%	-3,76% (b)	21.82%	22.77%	-10.32%	-10.64%
CPFL Santa Cruz	February (c)	34.68%	27.96%	14.86%	26.00%	9.32%	-0.94%
CPFL Leste Paulista	February (c)	20.80%	24.89%	-7.67%	-5.32%	6.48%	3.36%
CPFL Jaguari	February (c)	38.46%	45.70%	-3.73%	3.70%	2.71%	2.68%
CPFL Sul Paulista	February (c)	24.88%	28.38%	-5.51%	0.43%	2.27%	2.21%
CPFL Mococa	February (c)	23.34%	29.28%	-2.07%	-9.53%	7.00%	5.10%

(a)    Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not audited by the independent auditors).

(b)    Consumer perception in comparison to the Extraordinary Tariff Revision (RTE) described in note 27.2.

(c)    On February 3, 2016, ANEEL changed the RTA date of these subsidiaries, which will now be held on March 22 (note 38.3).

27.4        Energy Development Account (CDE) – low-income and other tariff discounts

Law No. 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 895,538 was recognized in 2015 (R$ 771,018 in 2014 and R$ 627,832 in 2013), of which R$ 66,313 for the low-income subsidy (R$ 78,028 in 2014 and R$ 69,231 in 2013) and R$ 829,225 for other tariff discounts (R$ 692,990 in 2014 and R$ 558,600 in 2013), against other receivables in line item “Other Receivables – Energy Development Account – CDE/CCEE” (note 12) and “Other Payables – Tariff discounts – CDE” (note 24).

27.5        Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. The green flag indicates favorable conditions and the tariff does not rise. The yellow flag indicates less favorable conditions, and the red flag is set off in costlier conditions. In the latter cases, the tariff increases R$ 2.50 and R$ 5.50 (before tax effects), respectively, for each 100 KWh consumed, readjusted by means of Ratification Resolution (“REH”) No. 1,859/2015 as from March 1, 2015. In addition, as from September 1, 2015, as per REH No. 1,945/2015, the red flag tariff was altered to R$ 4.50 for every 100 KWh consumed.

In 2015, the distribution subsidiaries billed their consumers the amount of R$ 1,796,226 in terms of tariff flags, recorded in line item "Tariff flags and others”. Out of this amount, after ratification by the ANEEL, R$ 1,297,717 was used to offset part of the sector financial assets (note 8), R$ 194,428 was passed on to the Centralizing Account for Tariff Flag Resources (“CCRBT”), created by means of Decree No. 8,401/2015 and administered by the CCEE, and R$ 304,079 continues outstanding, recorded under liabilities – regulatory fees (note 20).

Furthermore, the CCRBT, created by means of Decree No. 8,401/2015 and administered by the CCEE, ratified the amount receivable of R$ 90,794 by subsidiary RGE, received in full by December 31, 2015.

27.6        Energy Development Account – CDE

By means of Ratification Resolution No. 1,857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE for the year 2015. This quota comprises: (i) annual quota of the CDE – Usage account; and (ii) CDE – Energy quota, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014 (note 28), which should be paid by consumers and passed on to the CDE in up to five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 1,863 of March 31, 2015, the ANEEL established another quota intended for amortization of the ACR account (note 28), with payment and transfer to the CDE for an average period of five years as from the ordinary tariff process (RTA or RTP) for the year 2015.

(28)  COST OF ELECTRIC ENERGY

	In GWh (*)			R$ thousand
Electricity purchased for resale	2015	2014	2013	2015	2014	2013
Itaipu Binacional	10,261	10,417	10,719	2,869,481	1,383,604	1,298,210
Spot market	2,946	5,074	2,974	724,203	3,018,523	726,936
PROINFA	1,058	1,043	1,019	256,806	264,068	233,152
Energy purchased through auction in the regulated market and bilateral contracts	44,342	42,345	42,980	9,192,868	8,837,459	6,786,524
Energy development account - CDE/CCEE	-	-	-	-	(2,340,912)	(827,578)
PIS and COFINS credit	-	-	-	(1,196,579)	(1,005,106)	(748,526)
Subtotal	58,607	58,879	57,692	11,846,779	10,157,635	7,468,718

Electricity network usage charge
Basic network charges				847,342	727,341	559,631
Transmission from Itaipu				51,236	37,896	34,716
Connection charges				56,312	44,834	44,470
Charges for use of the distribution system				40,332	33,147	29,542
System service charges - ESS				555,851	(326,248)	554,865
Reserve energy charges				54,762	10,898	33,194
Amounts from the energy development account - CDE				-	(1)	(458,792)
PIS and COFINS credit				(140,868)	(42,372)	(69,655)
Subtotal				1,464,967	485,495	727,969

Total				13,311,747	10,643,130	8,196,687
(*) Information not audited by the independent auditors

28.1 Amounts from CDE/CCEE – Law No. 12,783/2013, Decrees No. 7,945/2013, No. 8,203/2014 and No. 8,221/2014 and Order No. 3,998/2014

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the spot market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the distributors’ energy cost increased significantly in 2012, 2013, 2014 and 2015.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree No. 7,945, amended by Decree No. 8,203/2014 and further by Decree No. 8,221/2014, which made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge:

i.      pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk, involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014; and

ii.     pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014.

A total amount of R$ 2,340,912 was recognized in 2014 as a result of these regulations (R$ 1,286,370 in 2013). During the year 2015, no amounts were received by the subsidiaries in relation to this transfer.

The effects of these items were recognized as a reduction of the cost of electric energy under Amounts from CDE/CCEE against other receivables under Receivables – Energy Development Account – CDE/CCEE (note 12), in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

In addition to the amounts from CDE, the Company is receiving, through the CCEE, the financial excess of the Energy Reserve Account - CONER, regulated by REN 613/2014. The amount of R$ 107,827 is recognized in line item "System service charge – ESS" in 2015 (R$ 437,297 in 2014).

In the tariff review of April 2013 for the subsidiary CPFL Paulista, through Order No. 1,144/2013, ANEEL granted full coverage of the positive amounts of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of CVA for energy purchased in the availability auction, related to January 2013. In the tariff review of October 2013 for the subsidiary CPFL Piratininga, through Resolution No. 1,638/2013, ANEEL granted partial coverage of the positive amounts of CVA calculated on energy purchased and the ESS charge for October 2012 to October 2013.

There were no resources provided by the CDE recognized in the year ended December 31, 2015. The table below shows the summary of the amounts from CDE per distributor controlled by the Company, recognized in the years ended December 31, 2014 and 2013:

	2014
	Electricity purchased for resale
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	System service charges - ESS	Total
CPFL Paulista	849,901	(6,241)	229,335	6	1,073,001
CPFL Piratininga	391,476	(357)	354,079	2	745,200
CPFL Santa Cruz	66,403	13	20,344	-	86,760
CPFL Leste Paulista	6,580	4	(4)	(10)	6,570
CPFL Sul Palista	6	5	11	-	22
CPFL Jaguari	(1,539)	(48)	2,001	-	414
CPFL Mococa	-	2	-	-	2
RGE	428,054	(98)	986	3	428,945
Total	1,740,881	(6,720)	606,752	1	2,340,913

	2013
	Electricity purchased for resale			Electricity network usage charge
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review	Total
CPFL Paulista	161,087	10,868	327,252	217,464	44,207	760,878
CPFL Piratininga	76,735	395	167,901	88,166	(122)	333,076
CPFL Santa Cruz	8,689	(28)	15,514	16,082	(5,323)	34,934
CPFL Leste Paulista	1,092	(6)	-	6,487	-	7,573
CPFL Sul Palista	-	(11)	-	3,621	-	3,610
CPFL Jaguari	2,537	98	-	4,631	-	7,267
CPFL Mococa	-	(6)	-	2,717	-	2,711
RGE	53,593	(287)	2,153	72,310	8,553	136,321
Total	303,733	11,023	512,820	411,478	47,316	1,286,370

28.2 Generating Scaling Factor (“GSF”)

The hydroelectric power plants (UHE’s) and some small hydroelectric plants (PCH’s) hooked up to the National Interconnected System (“SIN”) participate in the Energy Reallocation Mechanism (“MRE”), which functions as a water risks pool for such plants, since plants generate energy at the command of the National System Operator (”ONS”) and/or availability of water in the reservoirs. In other words, they have no direct control over the timing and amount of water for generation of energy. Participation in this mechanism is proportional to the Physical Guarantee of each plant, which also constitutes the energy sale contract limit for each plant.

When the group of plants in the MRE generates more energy than the sum of their physical guarantees, denominated Secondary Energy, this excess is settled at the Difference Settlement Price (“PLD”) and prorated among the participating plants in proportion to their physical guarantees. On the other hand, if the generation of the group of plants is less than the sum of their physical guarantees, there will be a Generating Scaling Factor (“GSF”), with this power deficit also allocated in proportion to the physical guarantee of each plant and thus exposing it to the spot market, with the energy shortfall being valued at the PLD.

In the years from 2005 to 2012, the annual GSF of the MRE was above 100%, thus not burdening the hydroelectric power generators. Beginning in 2013, however, this scenario began to change, and became aggravated in the years 2014 and 2015, when it was below 100% throughout the year.

Renegotiation of the Hydrologic Risk for 2015

Law No. 13,203 of December 8, 2015 and ANEEL Normative Resolution No. 684 of December 11, 2015, established the conditions for renegotiation of the hydrologic risk for generation of electric energy for the agents participating in the MRE, with effect beginning in January 2015, attributing distinct rules for the contracts signed in the Regulated Contracting Environment (“ACR”) and the Free Contracting Environment (“ACL”).

The renegotiation of the hydrologic risk of the portion relating to the ACR came about through transfer of the hydrologic risk (i.e. supply of water in reservoirs) to consumers by means of payment of a risk premium by the hydroelectric power generators of R$ 9.50/MWh up to the end of the contracts for sale of electric power or the end of the concession, whichever period is shorter. Payment of this premium and the GSF transfer will go to the Centralizing Account for Tariff Flag Resources (“CCRBT”).

For the portion of the hydrologic risk relating to the ACL, the risk will be mitigating by the purchase of Reserve Energy, with the rights and obligations associated with this acquisition assumed by the hydroelectric power generators. In this case, the risk premium for the price was equivalent to R$ 2.10/MWh for the energy reserve intended for its use, which will be contributed to the Reserve Energy Account (CONER).

The generators that adhered to the renegotiation should terminate the lawsuits against the grantor of the concessions, and pay a premium of risk related to the transfer of the GSF risk to CCRBT for 2015.

In December 2015, subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as well as joint ventures ENERCAN and Chapecoense signed on to the renegotiation of their ACR contracts, and also cancelled their lawsuits. Therefore, the hydrological risks were transferred to the CCRBT.

(29)  OPERATING COSTS AND EXPENSES

	2015
	Cost of operation	Cost of services rendered to third parties	Operating expenses			Total
			Selling	General and administrative	Others

Personnel	596,021	28	123,812	219,348	-	939,209
Private pension plans	60,184	-	-	-	-	60,184
Materials	123,853	1,008	5,249	9,825	-	139,935
Third party services	187,080	2,777	128,022	241,115	-	558,994
Depreciation and amortization	870,427	-	21,826	84,985	-	977,238
Cost of infrastructure construction	-	1,045,301	-	-	-	1,045,301
Others	69,633	(12)	185,673	308,226	357,653	921,173
Collection fees	-	-	56,990	-	-	56,990
Allowance for doubtful debts	-	-	126,879	-	-	126,879
Leases and rentals	31,687	-	(4)	16,874	-	48,558
Publicity and advertising	339	-	34	9,565	-	9,938
Legal, judicial and indemnities	10	-	-	263,453	-	263,463
Donations, contributions and subsidies	-	-	16	3,418	-	3,434
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	16,309	16,309
Amortization of concession intangible asset	-	-	-	-	302,665	302,665
Financial compensation for use of water resources	13,768	-	-	-	-	13,768
Impairment	-	-	-	-	38,956	38,956
Others	23,829	(12)	1,759	14,916	(277)	40,214
Total	1,907,197	1,049,101	464,583	863,499	357,653	4,642,033

	2014
	Cost of operation	Cost of services rendered to third parties	Operating expenses			Total
			Selling	General and administrative	Others

Personnel	528,056	2	110,759	213,654	-	852,471
Private pension plans	48,165	-	-	-	-	48,165
Materials	102,959	1,286	4,658	8,925	-	117,827
Third party services	172,422	2,511	109,264	241,826	-	526,022
Depreciation and amortization	767,117	-	32,049	75,779	-	874,946
Cost of infrastructure construction	-	942,267	-	-	-	942,267
Others	53,640	(13)	145,968	233,446	328,000	761,041
Collection fees	264	-	54,070	-	-	54,334
Allowance for doubtful debts	-	-	83,699	-	-	83,699
Leases and rentals	29,331	-	-	15,627	-	44,958
Publicity and advertising	736	-	127	17,262	-	18,125
Legal, judicial and indemnities	-	-	-	192,464	-	192,464
Donations, contributions and subsidies	-	-	6,579	4,204	-	10,783
Inspection fee	-	-	-	-	20,894	20,894
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	20,726	20,726
Amortization of concession intangible asset	-	-	-	-	285,018	285,018
Financial compensation for use of water resources	14,835	-	-	-	-	14,835
Others	8,474	(13)	1,493	3,889	1,361	15,204
Total	1,672,359	946,052	402,698	773,630	328,000	4,122,739

	2013
	Cost of operation	Cost of services rendered to third parties	Operating expenses			Total
			Selling	General and administrative	Others

Personnel	425,349	-	106,111	192,142	-	723,602
Private pension plans	61,665	-	-	-	-	61,665
Materials	92,562	2,661	4,117	6,806	-	106,145
Third party services	178,809	2,464	100,301	205,450	-	487,024
Depreciation and amortization	664,601	-	33,689	59,964	-	758,253
Cost of infrastructure construction	-	1,004,399	-	-	-	1,004,399
Others	44,531	(6)	132,379	464,253	285,148	926,304
Collection fees	-	-	52,372	-	-	52,372
Allowance for doubtful debts	-	-	70,324	-	-	70,324
Leases and rentals	26,181	-	11	12,390	-	38,582
Publicity and advertising	871	-	212	13,179	-	14,262
Legal, judicial and indemnities	-	-	-	429,883	-	429,883
Donations, contributions and subsidies	-	-	8,003	3,935	-	11,938
Inspection fee	-	-	-	-	27,422	27,422
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	(39,253)	(39,253)
Amortization of concession intangible asset	-	-	-	-	296,977	296,977
Financial compensation for use of water resources	10,515	-	-	-	-	10,515
Others	6,963	(6)	1,457	4,866	2	13,282
Total	1,467,516	1,009,518	376,597	928,614	285,148	4,067,393

(30)  FINANCE INCOME (COSTS)

	2015	2014	2013
Finance income
Income from financial investments	472,745	430,714	316,617
Late payment interest and fines	215,923	146,992	143,429
Adjustment for inflation of tax credits	57,580	25,309	8,425
Adjustment for inflation of escrow deposits	84,683	74,500	118,406
Adjustment for inflation and exchange rate changes	121,609	49,144	43,615
Adjustment of expected cash flow (note 11)	414,800	104,642	-
Discount on purchase of ICMS credit	13,027	17,382	21,446
PIS and COFINS on other finance income	(52,849)	-	-
PIS and COFINS on interest on capital	(6,941)	(12,809)	(15,368)
Adjustments to the sector financial asset (note 8)	162,786	-	-
Others	74,685	54,563	62,637
Total	1,558,047	890,436	699,208

Finance costs
Interest on debts	(1,725,252)	(1,542,593)	(1,291,762)
Adjustment for inflation and exchange rate changes	(686,575)	(247,591)	(182,022)
Adjustment of expected cash flow (note 11)	-	-	(66,851)
Adjustments to the sector financial liability (note 8)	(1,573)	-	-
(-) Capitalized interest	45,568	12,269	57,184
Use of public asset	(16,028)	(10,649)	(11,690)
Others	(188,707)	(191,325)	(175,511)
Total	(2,572,567)	(1,979,890)	(1,670,651)

Finance costs, net	(1,014,520)	(1,089,454)	(971,443)

Interest was capitalized at an average rate of 10.25% p.a. (8.12% p.a. in 2014 and 8.24% p.a. in 2013) on qualifying assets, in accordance with IAS 23.

In line items Adjustment for inflation and exchange rate changes, the amounts include the effects of gains of R$ 1,514,439 (R$ 159,653 in 2014 and R$ 211,282 in 2013) on derivative instruments (note 35).

(31)  SEGMENT INFORMATION

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Company’s Management:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Others (*)	Elimination	Total
2015
Net operating revenue	16,551,879	572,553	1,262,297	1,716,348	55,547	47,246	-	20,205,869
(-) Intersegment revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Income from electric energy service	1,163,426	542,738	460,772	124,933	30,617	(70,396)	-	2,252,090
Finance income	1,155,428	110,018	131,354	42,840	44,098	74,310	-	1,558,047
Finance cost	(1,278,258)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)	-	(2,572,567)
Profit (loss) before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)	-	1,454,454
Income tax and social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)	-	(579,177)
Profit (loss) for the year	625,964	282,783	(56,398)	88,104	51,625	(116,802)	-	875,277
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586	-	40,532,471
Purchases of PP&E and intangible assets	868,495	6,910	493,584	2,432	39,176	17,199	-	1,427,796
Depreciation and amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)	-	(1,279,902)

2014
Net operating revenue	13,658,786	722,623	982,613	1,790,822	151,037	61	-	17,305,942
(-) Intersegment revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Income from electric energy service	1,602,519	482,214	231,280	205,108	45,072	(26,119)	-	2,540,073
Finance income	552,918	84,884	98,991	29,543	6,380	117,720	-	890,436
Finance cost	(849,774)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)	-	(1,979,890)
Profit (loss) before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)	-	1,510,304
Income tax and social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)	-	(623,860)
Profit (loss) for the year	844,400	107,820	(168,087)	136,003	28,543	(62,236)	-	886,444
Total assets (**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454	-	35,144,436
Purchases of PP&E and intangible assets	702,386	14,419	250,803	3,531	90,707	22	-	1,061,868
Depreciation and amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)	-	(1,159,964)

2013
Net operating revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	-	14,633,856
(-) Intersegment revenues	15,354	323,658	281,913	264,891	116,184	-	(1,002,001)	-
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	-	2,369,775
Finance income	504,463	40,005	55,083	27,665	13,876	58,115	-	699,208
Finance cost	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	-	(1,670,651)
Profit (loss) before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	-	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	-	(570,164)
Profit (loss) for the year	725,549	311,937	(55,017)	35,724	15,970	(85,127)	-	949,036
Total assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Purchases of PP&E and intangible assets	844,804	9,744	827,704	3,593	48,646	345	-	1,734,836
Depreciation and amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	-	(1,055,231)

(*) Others - Refer basically to assets and transactions not related to any of the identified segments

(**) Intangible assets, net of amortization, were allocated to their respective segments

At December 31, 2015 a loss was recognized for impairment of the assets relating to subsidiaries CPFL Telecom and CPFL Total, in the respective amounts of R$ 33,119 and R$ 5,837, presented in the "Others” and “Services" segments, respectively.

(32)  RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Company controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

b)        Borrowings, Debentures and Derivatives – refer to borrowings from financial institutions under the conditions described in notes 17 and 18. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 17 and 18.

c)         Other Financial Transactions – the expense amounts are bank costs and collection and bookkeeping expenses.

d)         Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)          Advances – refer to advances for investments in research and development.

g)         Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; and (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 19).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Chapecoense the extension of the original maturities of the energy purchase bills, previously from July to December 2015, to January 2016.

The total compensation of key management personnel in 2015 was R$ 43,208 (R$ 44,214 in 2014 and R$ 33,680 in 2013). This amount comprises R$ 44,061 (R$ 39,928 in 2014 and R$ 36,382 in 2013) in respect of short-term benefits, R$ 1,087 (R$ 1,043 in 2014 and R$ 973 in 2013) of post-employment benefits and a reversal of provision of R$ 1,940 (provision of R$ 3,243 in 2014 and a reversal of provision of R$ 3,675 in 2013) for other long-term benefits, and refers to the amount recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

	Assets		Liabilities		Income			Expenses
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014	2015	2014	2013	2015	2014	2013
Bank balances and short-term investments
Banco Bradesco (**)	4,097,770	-	1	-	351,086	-	-	312	-	-
Banco do Brasil S.A.	126,036	161,832	-	-	28,466	12,126	66,331	4	2	-

Borrowings, debentures and derivatives (*)
Banco Bradesco (**)	-	-	667,335	-	-	-	-	85,505	-	-
Banco do Brasil S.A.	-	-	3,727,088	4,487,092	-	-	-	459,889	485,400	88,646
BNP Paribas (**)	58,478	-	322,465	-	-	-	-	8,978	-	-

Other financial transactions
Banco Bradesco (**)	1,344	-	1,259	-	166	-	-	4,174	-	-
Banco do Brasil S.A.	-	-	879	-	80	-	-	5,941	6,304	6,031
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	-	-	-	1,277
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	-	-	-	1,021

Advances
BAESA – Energética Barra Grande S.A.	-	-	790	826	-	-	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,120	1,170	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,377	1,436	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	503	526	-	-	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	27	40	-	-	-	1,426	1,342	-
Aliança Geração de Energia S.A	-	-	1,364	-	1	-	-	34,063	-	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	-	883	826	-
Baguari I Geração de Energia Elétrica S.A.	-	-	6	5	-	-	-	268	252	-
Braskem S.A.	-	-	-	-	-	694	20,916	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	-	810	757	-
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	-	817	765	-
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	-	977	914	-
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	-	834	782	-
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	-	977	914	-
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	-	907	848	-
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	-	963	901	-
Companhia de Eletricidade do Estado da Bahia – COELBA	655	833	-	-	14,491	12,606	12,427	46	-	-
Companhia Energética de Pernambuco - CELPE	587	920	-	-	7,062	6,304	19,096	206	-	-
Companhia Energética do Rio Grande do Norte - COSERN	227	280	-	-	2,580	2,404	8,125	-	1,063	-
Eldorado Brasil Celulose S.A.	-	-		-	-	1,050	-	-	-	-
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,548	-	17	-	-	29,915	-	-
ELEB Equipamentos Ltda	-	-	-	-	4,036	-	-	-	-	-
Embraer	-	-	-	-	26,615	-	-	-	-	-
Energética Águas da Pedra S.A.	-	-	130	117	2	-	-	4,260	3,959	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	19,026	7,584	6,106	-	-	-
Fras-le	-	-	-	-	-	-	6	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	-	166	155	-
InterCement Brasil S.A	-	-	-	-	1	-	-	-	-	-
Itapebi Geração de Energia S.A	-	-	-	-	1	-	-	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	-	632	617	-
MULTINER S/A	-	-	-	-	-	-	207	-	-	-
NC ENERGIA S.A.	-	-	-	-	5,336	1,837	22,576	-	-	-
Concessionária Auto Raposo Tavares S.A.	-	-	-	-	-	-	21	-	-	-
Norte Energia S.A.	1	-	-	-	1	-	-	-	-	-
Rio PCH I S.A.	-	-	242	217	-	-	-	8,004	7,441	-
Samarco Mineração S.A.	-	-	-	-	1	-	-	-	-	-
Santista Jeanswear S/A	-	-	-	-	4,491	-	-	-	-	-
SE Narandiba S.A.	-	-	-	-	-	-	-	166	142	-
Serra do Facão Energia S.A. - SEFAC	-	-	576	470	-	-	-	20,916	19,837	-
Tavex Brasil S.A	-	-	-	-	-	8,087	11,368	-	-	-
Termopernambuco S.A.	-	-	-	-	3	-	-	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	188	37,238	557	346	6,965	7,056	-
Vale Energia S.A.	7,843	7,371	-	-	92,353	87,077	89,671	-	-	-
VALE S.A.	-	-	-	-	-	-	-	695	7,483	-
BAESA – Energética Barra Grande S.A.	-	-	88,441	89,202	60,080	-	-	111,541	104,491	-
Foz do Chapecó Energia S.A.	-	1,430	142,596	172,804	4,996	16,841	3,936	330,675	318,140	-
ENERCAN - Campos Novos Energia S.A.	667	583	140,496	154,678	23,283	6,702	9,376	244,102	226,595	-
EPASA - Centrais Elétricas da Paraiba	-	-	19,807	28,632	15,243	24,363	75,781	168,187	214,978	-

Intangible assets, property, plant and equipment, materials and service
Banco Bradesco S.A.(**)	-	-	2	-	-	-	-	19	-	-
Banco do Brasil S A	-	-	-	-	-	-	-	170	163	-
Barrocão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	-	67	-	-	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	-	50	-	-	-
BRASKEM Qpar S.A.	-	-	-	-	-	15	-	-	-	-
CCDI 29 Empreendimento Imobiliário Ltda	-	-	-	-	-	31,500	-	-	-	-
Celesc - Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	-	-	1,078
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	65	11	42	35	1,034	50	1,002	31	4	27
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	-	576	-	-
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	-	-	50	-	-
Companhia Energética do Rio Grande do Norte - COSERN	-	-	-	-	-	19	-	-	-	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	-	9	-	50
Embraer	-	-	-	-	-	-	36	-	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	-	12	-	-	-	-
Ferrovia Centro-Atlântica S.A.	-	-	-	-	-	-	1,526	22	-	-
HM 11 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	-	9	-	-	-
HM 14 Empreendimento Imobiliário SPE Ltda	14	-	-	-	-	-	-	-	-	-
HM 12 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	-	9	-	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	-	63	-	-	-
HM Engenharia e Construções S.A.	-	-	-	-	272	24	-	-	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	-	41	-	-	-
Indústrias Romi S.A.	-	4	-	-	68	45	43	-	-	-
InterCement Brasil S.A	-	-	-	-	26	60	53	-	-	-
Itaúsa	-	-	-	-	-	-	-	-	-	270
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	-	56	-	-	-
Logum Logística S.A.	-	-	-	-	55	-	-	-	-	-
LUPATECH	-	-	-	-	-	-	-	2	-	3
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	4	-	-	1	-	-
MRS Logística S.A	-	119	-	-	-	119	168	-	-	-
Randon	-	-	-	76	-	-	-	-	76	-
Rodovias Integradas do Oeste - SP Vias	-	-	12	-	-	-	300	-	-	-
Samm - Soc. Atic. Multimídia Ltda	-	-	-	-	1,463	-	627	-	-	-
Petrobrás Biocombustível S.A.	-	-	-	-	-	-	208	-	-	-
Santista Jeanswear S/A (**)	-	-	-	-	21	-	-	-	-	-
TOTVS S.A.	-	-	3	2	-	-	-	44	70	2,766
Ultrafértil S.A	-	149	-	-	868	226	-	-	-	-
Vale Fertilizantes S.A	39	18	-	-	45	36	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	1,354	1,465	1,367	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	1,483	1,491	1,499	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,354	1,465	1,367	-	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,104	393	-	-	720	715	5,185	-	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	76,586	94,385	-	-	14,123	10,629	5,585	-	-	-
Noncontrolling shareholders - CPFL Renováveis	7,680	6,281	-	-	1,475	864	1,041	-	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	20	96	-	-	-	-	-	-	-	-
Chapecoense Geração S.A.	28,417	12,128	-	-	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	30,905	24,816	-	-	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	29,933	14,891	-	-	-	-	-	-	-	-

(*) Measured at amortized cost
(**) Related part from January 1st, 2015

(33)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

Description	Type of cover	2015	2014	2013
Noncurrent assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engeneering risk	8,634,344	6,810,183	6,241,881
Transport	National transport	319,834	299,487	634,171
Stored Materials	Fire, lightning, explosion and robbery	171,585	170,300	262,883
Automobiles	Comprehensive cover	6,544	4,962	5,327
Civil Liability	Electric energy distributors	118,000	168,000	166,000
Personnel	Group life and personal accidents	202,989	193,020	163,597
Others	Operational risks and others	323,200	279,897	311,755
Total		9,776,496	7,925,850	7,785,615
Information not audited by the independent auditors.

(34)  RISK MANAGEMENT

The business of the Company and its subsidiaries comprise mainly the generation, commercialization and distribution of electric energy. As public utilities concessionaires, the activities and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, overseeing the implementation of risk mitigation actions and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation actions taken; ii) the Risk Management and Internal Controls Division, responsible for coordination of the process for risk management, developing and maintaining updated methodologies for Corporate Management of Risks that involve the identification, measurement, monitoring and reporting of risks to which the CPFL Group is exposed.

The risk management policy was established to identify, analyze and address the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Groups’ activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Processes and Risks Committee to provide guidance for the Internal Audit, Risk Management and Compliance works. The Internal Audit conducts both periodic and “ad hoc” reviews in order to ensure alignment of the processes to guidelines and strategies set by the shareholders and Management.

The Fiscal Council is responsible for, among other attributions, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the Company is exposed and for monitoring the effectiveness of the control environment.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the subsidiaries incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency and portion of the revenue of the joint venture ENERCAN from electric energy sale agreements with annual restatement of part of the tariff based on variation in the US$. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap transactions, which allowed the Company and its subsidiaries to exchange the original risks of the transaction for the cost of the variation in the CDI. The exposure relating to the revenues of ENERCAN was hedged by contracting a zero-cost collar type of financial instrument, as described in note 35.b.1. The quantification of this risk is presented in note 35. The subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the subsidiaries against possible losses.

Interest rate Risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase finance costs related to borrowings and debentures. The subsidiaries have tried to increase the number of fixed rate borrowings or borrowings tied to indexes with lower rates and little fluctuation in the short and long terms. The quantification of this risk is presented in note 35.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: Risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors can be prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE and is not passed through to consumers, that is, in PLD scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD price at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, and there is also a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are able to justify the exposures or involuntary surpluses.

Market risk of commercialization companies: This risk arises from the possibility of commercialization companies incurring losses due to variations in the spot prices that will value the positions of energy surplus or deficit of its portfolio in the free market.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001.

The conditions for storage of the National Interconnected System (SIN) have improved in recent months, despite the low storage levels in the Northeast sub-system. The improvement in SIN storage conditions, associated with the reduced demand verified in recent months and the availability of thermoelectric power generation, have significantly reduced the likelihood of additional load cuts.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

Financial instruments risk management

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use Luna and Bloomberg software systems to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving speculative derivatives.

(35)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					December 31, 2015		December 31, 2014
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and cash equivalents	5	(a)	(2)	Level 1	4,353,488	4,353,488	2,593,650	2,593,650
Cash and cash equivalents	5	(a)	(2)	Level 2	1,329,314	1,329,314	1,763,805	1,763,805
Securities		(a)	(2)	Level 1	23,633	23,633	5,324	5,324
Derivatives	35	(a)	(2)	Level 2	2,269,932	2,269,932	608,176	608,176
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	8,820	8,820	-	-
Concession financial asset - distribution	11	(b)	(2)	Level 3	3,483,713	3,483,713	3,296,837	3,296,837
					11,468,901	11,468,901	8,267,792	8,267,792

Liabilities
Borrowings - principal and interest	17	(c)	(1)	Level 2 (***)	7,725,978	6,499,746	7,240,164	6,266,957
Borrowings - principal and interest	17 (**)	(a)	(2)	Level 2	6,936,808	6,936,808	3,438,212	3,438,212
Debentures - Principal and interest	18	(c)	(1)	Level 2 (***)	7,070,430	6,105,830	8,471,583	7,997,074
Derivatives	35	(a)	(2)	Level 2	31,745	31,745	13,354	13,354
Derivatives - Zero-cost collar	35	(a)	(2)	Level 2	2,440	2,440	-	-
					21,767,402	19,576,570	19,163,313	17,715,598

(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a gain of R$ 256,241 in 2015 (R$ 100,193 in 2014)
(***) Only for disclosure purposes, in accordance with IFRS 7
Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other finance liabilities

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Energy Development Account – CDE/CCEE, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements, (ix) sector financial asset.

•         Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) payables for business combination, (x) tariff discount CDE (xi) sector financial liability.

In addition, in 2015 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflect market assumptions.

The three levels of the fair value hierarchy are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains in profit for the year of R$ 414,800 (R$ 104,642 in 2014 and losses of R$ 66,851 in 2013), and the main assumptions are described in note 11.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 35 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 17). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At December 31, 2015, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional	Trading market
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	70,153	-	70,153	70,419	(266)	dollar	February 2016	200,000	over the counter
Santander	-	(402)	(402)	1,244	(1,646)	dollar	September 2016	187,750	over the counter
Bradesco	-	(578)	(578)	(172)	(406)	dollar	June 2016	149,208	over the counter
	70,153	(981)	69,172	71,492	(2,319)
CPFL Paulista
Bank of America Merrill Lynch	154,501	-	154,501	150,005	4,496	dollar	July 2016	156,700	over the counter
Morgan Stanley	106,718	-	106,718	107,938	(1,220)	dollar	September 2016	85,475	over the counter
Scotiabank	42,946	-	42,946	43,197	(252)	dollar	July 2016	49,000	over the counter
Citibank	69,132	-	69,132	77,079	(7,947)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	68,577	-	68,577	77,152	(8,575)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	64,284	-	64,284	69,553	(5,268)	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	72,644	-	72,644	78,536	(5,892)	dollar	March 2019	116,600	over the counter
J.P.Morgan	36,320	-	36,320	39,268	(2,948)	dollar	March 2019	58,300	over the counter
J.P.Morgan	23,296	-	23,296	26,278	(2,982)	dollar	December 2017	51,470	over the counter
J.P.Morgan	21,801	-	21,801	24,813	(3,012)	dollar	December 2017	53,100	over the counter
J.P.Morgan	9,187	-	9,187	10,584	(1,398)	dollar	January 2018	27,121	over the counter
HSBC	19,696	-	19,696	22,458	(2,763)	dollar	January 2018	54,214	over the counter
HSBC	73,843	-	73,843	82,167	(8,324)	dollar	January 2018	173,459	over the counter
J.P.Morgan	23,500	-	23,500	26,501	(3,000)	dollar	January 2018	67,938	over the counter
J.P.Morgan	22,782	-	22,782	26,867	(4,085)	dollar	January 2019	67,613	over the counter
Citibank	56,759	-	56,759	65,880	(9,122)	dollar	January 2020	156,600	over the counter
BNP Paribas	15,594	-	15,594	17,958	(2,364)	euro	January 2018	63,896	over the counter
Bank of Tokyo-Mitsubishi	37,117	-	37,117	50,467	(13,350)	dollar	February 2020	142,735	over the counter
J.P.Morgan	13,490	-	13,490	15,812	(2,323)	dollar	February 2018	41,100	over the counter
Bank of America Merrill Lynch	155,157	-	155,157	174,502	(19,345)	dollar	February 2018	405,300	over the counter
Bank of America Merrill Lynch	63,912	-	63,912	60,980	2,932	dollar	October 2018	329,500	over the counter
	1,151,256	-	1,151,256	1,247,997	(96,741)

CPFL Piratininga
Scotiabank	56,092	-	56,092	56,421	(329)	dollar	July 2016	64,000	over the counter
Santander	68,863	-	68,863	70,063	(1,199)	dollar	July 2016	100,000	over the counter
Citibank	69,132	-	69,132	77,079	(7,947)	dollar	March 2019	117,250	over the counter
HSBC	38,081	-	38,081	41,233	(3,152)	dollar	April 2018	55,138	over the counter
J.P.Morgan	38,117	-	38,117	41,236	(3,119)	dollar	April 2018	55,138	over the counter
Citibank	60,858	-	60,858	70,954	(10,096)	dollar	January 2020	169,838	over the counter
BNP Paribas	42,884	-	42,884	49,385	(6,501)	euro	January 2018	175,714	over the counter
Bank of America Merrill Lynch	7,459	-	7,459	7,829	(370)	dollar	July 2016	40,000	over the counter
Bank of America Merrill Lynch	10,941	-	10,941	11,807	(866)	dollar	August 2016	84,250	over the counter
Scotiabank	4,321	-	4,321	6,480	(2,160)	dollar	August 2017	55,440	over the counter
	396,748	-	396,748	432,488	(35,740)
CPFL Santa Cruz
Santander	14,407	-	14,407	14,634	(227)	dolar	June 2016	20,000	over the counter

CPFL Sul Paulista
Santander	15,847	-	15,847	16,098	(250)	dollar	June 2016	22,000	over the counter

CPFL Jaguari
Santander	22,331	-	22,331	22,683	(353)	dollar	June 2016	31,000	over the counter

CPFL Geração
HSBC	149,331	-	149,331	157,133	(7,803)	dollar	March 2017	232,520	over the counter

RGE
Citibank	136,246	-	136,246	142,257	(6,011)	dollar	April 2017	128,590	over the counter
Bank of Tokyo-Mitsubishi	29,835	-	29,835	33,215	(3,380)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	134,314	-	134,314	149,757	(15,443)	dollar	May 2018	168,346	over the counter
Citibank	22,352	-	22,352	24,856	(2,503)	dollar	May 2019	33,285	over the counter
HSBC	18,077	-	18,077	19,689	(1,613)	dollar	October 2017	32,715	over the counter
J.P.Morgan	51,274	-	51,274	58,921	(7,647)	dollar	February 2018	171,949	over the counter
J.P.Morgan	28,065	-	28,065	28,246	(182)	dollar	February 2016	100,000	over the counter
	420,162	-	420,162	456,941	(36,779)
CPFL Serviços
J.P.Morgan	5,250	-	5,250	5,504	(254)	dollar	October 2016	9,000	over the counter

CPFL Paulista Lajeado
Itaú	4,749	-	4,749	6,424	(1,675)	dollar	March 2018	35,000	over the counter

CPFL Brasil
Itaú	2,989	-	2,989	5,367	(2,378)	dollar	August 2018	45,360	over the counter

Subtotal	2,253,222	(981)	2,252,242	2,436,760	(184,518)

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	16,710	-	16,710	16,963	(254)	dollar	December 2016	44,282	over the counter

Price index hedge
CPFL Geração
Santander	-	(713)	(713)	3,104	(3,817)	IPCA	April 2019	35,235	over the counter
J.P.Morgan	-	(713)	(713)	3,104	(3,817)	IPCA	April 2019	35,235	over the counter
	-	(1,427)	(1,427)	6,208	(7,635)

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(6,931)	(6,931)	(827)	(6,105)	CDI	July 2019	660,000	over the counter
J.P.Morgan	-	(3,967)	(3,967)	(305)	(3,662)	CDI	February 2021	300,000	over the counter
Votorantim	-	(1,291)	(1,291)	(98)	(1,193)	CDI	February 2021	100,000	over the counter
Santander	-	(1,351)	(1,351)	(103)	(1,248)	CDI	February 2021	105,000	over the counter
	-	(13,541)	(13,541)	(1,333)	(12,207)
CPFL Piratininga
J.P.Morgan	-	(1,155)	(1,155)	(138)	(1,017)	CDI	July 2019	110,000	over the counter
Votorantim	-	(1,667)	(1,667)	(124)	(1,542)	CDI	February 2021	135,000	over the counter
Santander	-	(1,219)	(1,219)	(90)	(1,129)	CDI	February 2021	100,000	over the counter
	-	(4,041)	(4,041)	(353)	(3,689)
RGE
HSBC	-	(5,251)	(5,251)	(626)	(4,625)	CDI	July 2019	500,000	over the counter
Votorantim	-	(2,283)	(2,283)	(177)	(2,106)	CDI	February 2021	170,000	over the counter
	-	(7,534)	(7,534)	(803)	(6,731)
CPFL Geração
Votorantim	-	(4,221)	(4,221)	(241)	(3,980)	CDI	August 2020	460,000	over the counter

Subtotal	16,710	(30,765)	(14,055)	20,441	(34,496)

Other derivatives (2)
CPFL Geração
Itaú	2,843	(1,830)	1,012	-	1,012	dollar	September 2020	34,858	over the counter
Votorantim	1,989	(610)	1,379	-	1,379	dollar	September 2020	34,858	over the counter
Santander	3,989	-	3,989	-	3,989	dollar	September 2020	42,100	over the counter
Subtotal	8,820	(2,440)	6,380	-	6,380

Total	2,278,753	(34,185)	2,244,567	2,457,201	(212,634)

Current	627,493	(981)
Noncurrent	1,651,260	(33,205)

For further details on terms and information on debts and debentures, see notes 17 and 18
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar) the notional amount is presented in U.S. dollar.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 17).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the years 2015, 2014 and 2013, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (loss)
Company	Hedged risk / transaction	2015	2014	2013
CPFL Energia	Exchange variation	71,492	-	323
CPFL Energia	Mark to market	(2,319)	-	(469)
CPFL Paulista	Interest rate variation	(2,250)	1	933
CPFL Paulista	Exchange variation	843,224	96,017	150,500
CPFL Paulista	Mark to market	(98,738)	(21,297)	(38,759)
CPFL Piratininga	Interest rate variation	(609)	51	303
CPFL Piratininga	Exchange variation	300,652	35,808	61,673
CPFL Piratininga	Mark to market	(32,431)	(6,124)	(20,454)
RGE	Interest rate variation	(1,321)	(28)	798
RGE	Exchange variation	291,612	37,585	43,058
RGE	Mark to market	(29,946)	(7,170)	(11,380)
CPFL Geração	Interest rate variation	2,600	303	273
CPFL Geração	Exchange variation	122,294	21,650	18,428
CPFL Geração	Mark to market	(7,896)	(6,221)	(4,344)
CPFL Santa Cruz	Exchange variation	9,899	2,604	1,962
CPFL Santa Cruz	Mark to market	(80)	(115)	(486)
CPFL Leste Paulista	Exchange variation	4,596	1,453	3,435
CPFL Leste Paulista	Mark to market	(76)	(117)	(462)
CPFL Sul Paulista	Exchange variation	12,404	2,333	3,140
CPFL Sul Paulista	Mark to market	(83)	(163)	(658)
CPFL Jaguari	Exchange variation	16,616	2,146	2,398
CPFL Jaguari	Mark to market	(63)	(160)	(595)
CPFL Mococa	Exchange variation	2,022	427	1,966
CPFL Mococa	Mark to market	(33)	(70)	(301)
CPFL Serviços	Exchange variation	3,810	830	-
CPFL Serviços	Mark to market	(87)	(167)	-
CPFL Telecom	Exchange variation	3,204	81	-
CPFL Telecom	Mark to market	6	(6)	-
CPFL Paulista Lajeado	Exchange variation	4,626	-	-
CPFL Paulista Lajeado	Mark to market	(1,675)	-	-
CPFL Brasil	Exchange variation	5,367	-	-
CPFL Brasil	Mark to market	(2,378)	-	-
		1,514,439	159,653	211,282

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. As at December 31, 2015, the total amount contracted was US$ 107,434, considering the options already settled in the 4th quarter of 2015. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$ 7.50 for the call options.

These options have been measured at fair value in a recurring manner, as required by IAS 39. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 22.9%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would decrease by R$ 441, resulting in a net asset of R$ 5,939.

Measurement of the fair value of these financial instruments, in the amount of R$ 7,902, of which R$ 10,342 refers to the measurement of the asset instruments and R$ 2,440 to the measurement of liability instruments, has been recognized in the statement of profit or loss for the year in line item Finance income, with no recognition of any effects in Other comprehensive income.

The following table reconciles the opening and closing balances of the call and put options for the year ended December 31, 2015, as required by IFRS 13:

	Assets	Liabilities
At December 31, 2014	-	-
Measurement at fair value	10,342	(2,440)
Net cash received from settlement of flows	(1,522)	-
At December 31, 2015	8,820	(2,440)

c) Sensitivity Analysis

In compliance with IFRS 7, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below.

If the risk exposure is considered an asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries. Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results. The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA and TJLP), as shown below:

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at December 31, 2015 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

			Decrease (increase) - in thousands of Brazilian reais
Instruments	Exposure R$ thousand (a)	Risk	Currency depreciation (b)	Currency apreciation / depreciation of 25% (c)	Currency apreciation / depreciation of 50% (c)
Financial liability instruments	(6,690,487)		(1,019,131)	908,274	2,835,678
Derivatives - Plain Vanilla Swap	6,892,745		1,049,940	(935,731)	(2,921,403)
	202,259	drop in the dollar	30,809	(27,458)	(85,725)

Financial liability instruments	(322,465)		(49,792)	(142,856)	(235,920)
Derivatives - Plain Vanilla Swap	316,433		48,860	140,183	231,507
	(6,032)	euro apprec.	(931)	(2,672)	(4,413)

Total	196,227		29,878	(30,130)	(90,138)

			Increase - in thousands of Brazilian reais
Instruments	Exposure R$ thousand (a)	Risk	Currency depreciation (b)	Currency apreciation / depreciation of 25% (c)	Currency apreciation / depreciation of 50% (c)
Derivatives - Plain Vanilla Swap	107,434		(26,870)	(65,621)	(104,373)

(a) Exchange rates at December 31, 2015 were R$ 3.90 for dollar and R$ 4.25 for euro.

(b) As per foreign exchange rate curves obtained from information provided by BM&FBovespa. The exchange rates considered were R$ 4.50 and R$ 4.91, and the Currency depreciation rate considered were 15.23% and 15.44%, for dollar and euro, respectively.

(c) The percentage of exchange depreciation are related to the information provided by BM&FBovespa.
(d) Due to the characteristics of this derivative (zero-cost collar) the notional amount is presented in U.S. dollar.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2015 is maintained, and (ii) the respective accumulated annual indexes for 2015 remain stable (CDI 13.18% p.a.; IGP-M 10.54% p.a.; TJLP 6.21% p.a.; IPCA 10.67% p.a.), the effects on the Company’s 2016 financial statements would be a net finance cost of R$ 1,279,878 (CDI R$ 986,888, IGP-M R$ 7,667, TJLP R$ 284,521 and IPCA R$ 802). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

			Decrease (increase) - in thousands of Brazilian reais
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)
Financial asset instruments	6,160,232		161,398	404,727	648,056
Financial liability instruments	(8,601,345)		(225,355)	(565,108)	(904,861)
Derivatives - Plain Vanilla Swap	(5,046,654)		(132,222)	(331,565)	(530,908)
	(7,487,767)	CDI apprec.	(196,180)	(491,946)	(787,713)

Financial liability instruments	(72,739)	IGP-M apprec.	2,204	838	(527)

Financial liability instruments	(4,581,666)	TJLP apprec.	(36,195)	(116,374)	(196,553)

Financial liability instruments	(83,177)		1,747	(35)	(1,817)
Derivatives - Plain Vanilla Swap	75,662		(1,589)	32	1,653
	(7,514)	IPCA apprec.	158	(3)	(164)

Total	(12,149,686)		(230,013)	(607,486)	(984,958)

(a) The CDI, IGP-M, TJLP and IPCA indexes considered of 15.8%, 7.51%, 7.0% and 8.57%, respectively, were obtained from information available in the market.
(b) The percentages of increase in indexes were applied to Scenario I indexes.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities at December 31, 2015, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

December 31, 2015	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	16		3,155,024	2,826	3,361	633	-	-	3,161,842
Borrowings - principal and interest	17	12.31%	595,799	780,466	2,913,815	8,654,047	4,015,848	3,062,584	20,022,560
Derivatives	35		-	-	981	-	21,426	11,779	34,186
Debentures - principal and interest	18	14.82%	92,770	126,495	1,201,363	5,165,248	2,758,553	899,343	10,243,772
Regulatory charges	20		852,017	-	-	-	-	-	852,017
Use of public asset	23	15.95%	788	5,270	18,965	69,172	118,313	253,232	465,741
Others	24		28,937	163,930	27,490	-	-	17,750	238,107
Consumers and concessionaires			11,307	28,907	13,745	-	-	-	53,959
National scientific and technological development fund - FNDCT			955	3,161	-	-	-	-	4,115
Energy research company - EPE			485	1,580	-	-	-	-	2,065
Collections agreement			-	130,282	-	-	-	-	130,282
Reversal fund			-	-	-	-	-	17,750	17,750
Bussines combination			16,190	-	13,745	-	-	-	29,935
Total			4,725,334	1,078,988	4,165,974	13,889,100	6,914,140	4,244,688	35,018,225

(36)  COMMITTMENTS

The Company’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2015, as follows:

Commitments at December 31, 2015	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Energy purchase agreements (except Itaipu)	Up to 30 years	7,905,987	14,852,772	15,589,876	59,267,009	97,615,644
Energy purchase from Itaipu	Up to 30 years	2,345,613	4,714,829	5,010,501	23,492,838	35,563,781
Energy system service charges	Up to 34 years	1,062,027	2,967,006	3,638,288	19,717,250	27,384,570
GSF renegotiation	Up to 25 years	46,016	-	7,166	180,995	234,177
Power plant constrution projets	Up to 18 years	961,843	298,299	71	-	1,260,213
Trade payables	Up to 31 years	1,333,362	945,660	226,395	538,416	3,043,834
		13,654,849	23,778,566	24,472,297	103,196,508	165,102,220

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(37)  NON-CASH TRANSACTION

	December 31, 2015	December 31, 2014	December 31, 2013
Transactions resulting from business combinations
Borrowings and debentures	-	(1,009,877)	-
Property, plant and equipment acquired in business combination	-	1,616,999	-
Intangible asset acquired in business combination, net of tax effects	-	626,399	-
Deferred taxes on business combination	-	(305,259)	-
Other net assets acquired in business combination	-	(23,669)	-
	-	904,593	-
Consideration paid with acquired cash	-	(70,930)	-
Consideration transferrred through share issue	-	(833,663)	-

Other transactions
Provision (reversal) for socio environmental costs capitalized in property, plant and equipment	-	9,193	(17,747)
Interest capitalized in property, plant and equipment	34,212	4,225	48,328
Interest capitalized in concession intangible asset - distribution infraestruture	11,358	8,044	8,845
Transfer from concession financial concession and intangible assets to property, plant and equipment as result of spin-off of generation activity in distributors	-	5,828	-
Transfer between property, plant and equipament and other assets	2,928	16,430	18,896
Realization of noncontrolling interests' capital reserve against receivables	-	2,189	-

(38)  RELEVANT FACT AND EVENT AFTER THE REPORTING PERIOD

38.1        Borrowings

On January 20, 2016, approval was granted by the Board of Directors of subsidiaries CPFL Paulista, CPFL Piratininga, RGE and CPFL Geração for obtaining funds through foreign currency borrowings (with swap at the CDI rate), rural credits, bank credit notes, issue of debentures, assumption of debts, other working capital operations and/or rolling over of debts and current swaps, with maximum term of five years and amounts of up to the following per subsidiary: (i) CPFL Geração: R$ 1,300,000; (ii) CPFL Paulista: R$ 400,000; (iii) CPFL Piratininga: R$ 350,000 and (iv) RGE: R$ 450,000.

38.2        Approval of Tariff Flags

Orders No. 7 of January 5, 2016 and 265 of February 1, 2016 approved the amounts related to the tariff flags of November and December 2015 as follows:

Subsidiary	Order No. 7	Order No. 265
CPFL Paulista	84,813	78,667
CPFL Piratininga	33,341	32,095
CPFL Santa Cruz	3,395	3,155
CPFL Leste Paulista	1,062	934
CPFL Sul Paulista	1,426	1,362
CPFL Jaguari	1,854	1,703
CPFL Mococa	773	683
RGE	24,237	23,642
	150,901	142,241

38.3        Periodic Revisions — RTP of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On February 2, 2016, ANEEL published Ratification Resolution No. 2.017, extending the effective term of the electric energy tariffs of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa through March 21, 2016, based on renewal of the concession and alteration of the date of its tariff process from February 3 to March 22 of each year. The table below shows the impact of this periodic revision of our subsidiaries mentioned above:

Subsidiary	Month	Periodic Review - RTP
CPFL Santa Cruz	March	22.51%
CPFL Leste Paulista	March	21.04%
CPFL Jaguari	March	29.46%
CPFL Sul Paulista	March	24.35%
CPFL Mococa	March	16.57%

38.4        Bonuses in shares paid to shareholders

On March 2016, in order to strengthen the Company’s capital structure, the Company’s management recommended to the Board of Directors that it propose to the General Meeting of Shareholders capitalization of the balance of the statutory reserve for working capital improvement, with issue of new shares in favor of the shareholders.

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

The condensed unconsolidated financial information of CPFL Energia, as of December 31, 2015 and December 31, 2014 and for the years ended on December 31, 2015, 2014 and 2013 presented herein were prepared considering the same accounting policies as described in note 3 to Company’s consolidated financial statements.

UNCONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	December 31, 2015	December 31, 2014
Cash and cash equivalents	424,192	799,775
Dividends and interest on capital	1,227,590	942,367
Derivatives	70,153	-
Other receivables	73,827	50,047
Total current assets	1,795,763	1,792,189
Deferred tax assets	140,389	150,628
Investments	6,940,036	6,290,998
Other receivables	72,282	84,472
Total noncurrent assets	7,152,706	6,526,098
Total assets	8,948,469	8,318,287

LIABILITIES	December 31, 2015	December 31, 2014
Interest on debts	38,057	-
Interest on debentures	-	15,020
Borrowings	935,196	-
Debentures	-	1,289,386
Dividends and interest on capital	212,531	13,555
Derivatives	981	-
Other payables	19,945	20,527
Total current liabilities	1,206,708	1,338,488
Provision for tax, civil and labor risks	1,635	725
Allowance for equity investment losses	33,969	-
Other payables	31,961	35,540
Total noncurrent liabilities	67,565	36,264
Equity	7,674,196	6,943,535
Total liabilities and equity	8,948,469	8,318,287

UNCONSOLIDATED STATEMENTS OF PROFIT OR LOSS FOR THE YEAR

	2015	2014	2013
Net operating revenue	1,157	61	1,649
General and administrative expenses	(29,911)	(26,175)	(22,626)
Income from electric energy service	(28,754)	(26,114)	(20,977)
Equity interests in subsidiaries, associates and joint ventures	926,951	1,011,185	1,022,779
Net finance costs	(22,948)	(25,464)	(26,860)
Profit before taxes	875,250	959,607	974,942
Social contribution and income tax	(10,309)	(10,430)	(37,523)
Profit for the year	864,940	949,177	937,419

	2015	2014	2013
Profit for the year	864,940	949,177	937,419
Items that will not be reclassified subsequently to profit and loss
Equity in comprehensive income of subsidiaries	65,547	(225,720)	460,226
Comprehensive income for the year	930,488	723,457	1,397,645

UNCONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR

	2015	2014	2013
OPERATING CASH FLOW
Profit before taxes	875,250	959,607	974,942
ADJUSTMENT TO RECONCILE PROFIT TO CASH FROM OPERATING ACTIVITIES
Equity interests in subsidiaries, associates and joint ventures	(926,951)	(1,011,185)	(1,022,779)
Depreciation and amortization	170	173	76
Interest on debts, inflation adjustment and exchange rate changes	94,588	142,278	81,189
Other adjustments	1,497	640	267
	44,553	91,513	33,695
DECREASE (INCREASE) IN OPERATING ASSETS AND LIABILITIES
Dividends and interest on capital received	627,014	1,248,982	792,146
Taxes recoverable	(12,350)	1,564	21,797
Other operating assets and liabilities	(2,526)	3,905	(1,990)
CASH FLOWS PROVIDED BY OPERATIONS	656,691	1,345,964	845,648
Interest paid on debts and debentures	(36,858)	(138,599)	(76,561)
Income tax and social contribution paid	(2,172)	(21,463)	(27,551)
NET CASH FROM OPERATING ACTIVITIES	617,661	1,185,902	741,536

INVESTING ACTIVITIES
Capital increase in investees	(490,010)	(360,000)	(1,563)
Financial investments, pledges, funds and restricted investments	-	-	4,710
Advance for future capital increase	(52,680)	(27,153)	(59,342)
Other investing activities	10,298	(2,835)	(8,635)
NET CASH USED IN INVESTING ACTIVITIES	(532,392)	(389,988)	(64,830)

FINANCING ACTIVITIES
Borrowings and debentures raised	829,997	-	1,287,180
Repayment of principal of borrowings and debentures	(1,290,000)	-	(299,535)
Dividends and interest on capital paid	(850)	(986,811)	(815,514)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(460,853)	(986,811)	172,131
NET INCREASE IN CASH AND CASH EQUIVALENTS	(375,584)	(190,897)	848,837
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	799,775	990,672	141,835
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	424,192	799,775	990,672

Following is the information relating to CPFL Energia's unconsolidated condensed financial statements presented above:

a.     Cash and cash equivalents:

	December 31, 2015	December 31, 2014
Bank balances	311	628
Investment funds	423,881	799,147
Total	424,192	799,775

Amounts invested in an Investment funds, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

b.    Dividends and interest on equity:

	Dividends		Interest on capital		Total
Subsidiary	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
CPFL Paulista	612,585	755,625	52,383	10,570	664,968	766,196
CPFL Piratininga	172,239	-	27,084	-	199,323	-
CPFL Santa Cruz	19,527	14,000	7,517	-	27,044	14,000
CPFL Leste Paulista	3,220	-	2,102	-	5,321	-
CPFL Sul Paulista	3,848	-	1,986	-	5,834	-
CPFL Jaguari	1,152	-	-	-	1,152	-
CPFL Mococa	2,499	-	1,234	-	3,734	-
RGE	67,815	82,117	64,073	50,077	131,887	132,194
CPFL Geração	103,532	-	-	-	103,532	-
CPFL Centrais Geradoras	1,185	-	-	-	1,185	-
CPFL Jaguari Geração	1,667	4,039	-	-	1,667	4,039
CPFL Brasil	41,176	-	1,601	-	42,777	-
CPFL Planalto	458	-	-	-	458	-
CPFL Serviços	12,026	17,182	-	4,583	12,026	21,765
Nect	4,539	3,793	-	-	4,539	3,793
CPFL Total	5,589	-	-	-	5,589	-
AUTHI	634	-	-	-	634	-
CPFL ESCO	9,565	380	6,354	-	15,920	380
	1,063,256	877,136	164,334	65,231	1,227,590	942,367

c.     Other receivables:

	Current		Noncurrent
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Recoverable taxes	72,885	49,071	-	-
Due from relative parties	-	-	2,814	12,089
Escrow deposits	-	-	630	546
Advance for future capital increase	-	-	52,680	55,157
Loans and financing guarantees of subsidiaries	-	-	14,919	15,818
Other	942	976	1,239	861
Total	73,827	50,047	72,282	84,471

At December 31, 2015, the balances of advance for future capital increase refer to the following subsidiaries: (i) CPFL Serviços (R$31,000); (ii) CPFL Telecom (R$19,000) and (iii) Authi (R$2,600). At December 31, 2014, the balances of advance for future capital increase refer to the following subsidiaries: (i) CPFL Paulista (R$12,493); (ii) CPFL Piratininga (R$15,511); (iii) CPFL Jaguariuna (R$110) and (iv) CPFL Telecom (R$27,043).

d.    Deferred tax assets

	December 31, 2015	December 31, 2014
Social contribution credit (debit)
Tax losses carryforwards	46,602	41,133
Deductible temporary differences	(5,918)	348
Subtotal	40,684	41,481

Income tax credit (debit)
Tax losses carryforwards	116,438	108,182
Deductible temporary differences	(16,733)	966
Subtotal	99,705	109,148

Total	140,389	150,628

e.     Investment:

The financial information of subsidiaries and joint ventures are accounted for using the equity method of accounting.

		December 31, 2015	December 31, 2014	2015	2014	2013
Investment	Number of shares (thousand)	Equity interest		Share of profit (loss) of investees
CPFL Paulista	880,653	1,352,393	728,213	298,203	502,719	620,412
CPFL Piratininga	53,096,770	537,670	479,686	211,637	187,715	82,985
CPFL Santa Cruz	371,772	131,149	132,353	12,424	49,052	(143)
CPFL Leste Paulista	892,772	46,301	38,066	13,556	7,173	6,826
CPFL Sul Paulista	454,958	55,233	44,375	16,201	11,351	6,743
CPFL Jaguari	209,294	28,521	25,627	4,852	2,027	(6,631)
CPFL Mococa	117,199	29,205	26,260	6,679	10,248	15,482
RGE	1,019,790	1,580,807	1,300,685	145,804	177,672	126,851
CPFL Geração	205,487,717	2,169,922	2,035,286	240,520	16,499	239,561
CPFL Jaguari Geração (*)	40,108	42,729	34,685	6,670	(4,657)	8,962
CPFL Brasil	2,999	51,779	65,508	81,929	136,876	36,426
CPFL Planalto (*)	630	2,003	1,633	1,830	2,238	(702)
CPFL Serviços	1,480,835	7,117	23,013	(17,952)	5,719	7,445
CPFL Atende (*)	13,991	17,373	17,496	7,776	6,849	624
Nect (*)	2,059	16,087	9,458	18,155	10,812	5,796
CPFL Total (*)	19,005	19,930	24,417	5,836	10,327	3,226
CPFL Jaguariuna (*)	189,770	2,496	2,553	(167)	1	325
CPFL Telecom	36,420	(33,969)	(293)	(60,718)	(8,339)	(1,313)
CPFL Centrais Geradoras (*)	16,127	19,972	22,439	4,740	4,720	1,065
CPFL ESCO	48,164	66,038	409,385	35,194	1,602	-
AUTHI (*)	10	1,913	-	2,537	-	1,153,940
Subtotal - By subsidiary's equity		6,144,668	5,420,845	1,035,705	1,130,604	-
Amortization of fair value adjustments of assets		-	-	(108,754)	(119,419)	(131,161)
Total		6,144,668	5,420,845	926,951	1,011,185	1,022,779

Investment		6,178,637	5,420,845
Allowance for equity investment losses		(33,969)	-

(*) number of quotas

Dividends received

The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries.

After the decisions made by the subsidiaries’ shareholders at their Annual and Extraordinary General Meetings (AGO/AGE), in the first half of 2015 the Company recognized the amount of R$ 577,651 by way of dividends and interest on capital for the year 2014. In addition, in 2015 the subsidiaries declared: (i) the amount of R$ 216,104 as interim dividends and interest on capital, relating to the interim results for 2015; and (ii) the amount of R$ 127,058 as mandatory minimum dividend for the year 2015.

Out of the balance of dividends and interest on capital receivable at December 31, 2014, the amount of R$ 8,576 was revoked during 2015.

Of the amounts recorded as accounts receivable, the amount of R$ 627,014 was paid by the subsidiaries to the Company in 2015.

The dividends received are comprised as follows:

	2015	2014	2013
CPFL Paulista	425,400	424,751	-
CPFL Piratininga	-	246,693	-
CPFL Santa Cruz	-	26,007	-
CPFL Leste Paulista	-	39,587	-
CPFL Sul Paulista	-	39,883	-
CPFL Jaguari	806	10,752	-
CPFL Mococa	-	32,881	-
RGE	113,012	-	151,184
CPFL Geração	-	278,653	523,424
CPFL Brasil	52,599	106,464	109,530
CPFL Jaguari Geração	998	9,683	4,000
CPFL Planalto	1,002	5,591	-
CPFL Serviços	7,683	-	-
CPFL Atende	7,899	5,006	1,459
CPFL Total	4,734	7,999	2,549
Nect	10,780	11,256	-
CPFL Centrais Geradoras	1,720	3,776	-
CPFL ESCO	380	-	-
TOTAL	627,014	1,248,982	792,146

There are restrictions of transfer of funds from the concessionaires CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, RGE, CPFL Geração, ENERCAN, CERAN, BAESA and Foz do Chapecó. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian corporate law.

As described in note 17, CPFL Paulista, CPFL Piratininga, RGE, CERAN and CPFL Telecom have restrictions relating to the payment of dividends, due to the debt covenants. In addition, the joint ventures ENERCAN, BAESA and Chapecoense also have restriction analogous to those described in note 13.2.

f.     Interest on debentures and debentures:

		December 31, 2015				December 31, 2014
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

4th Issue	Single series	-	-	-	-	15,020	1,289,386	-	1,304,406

In February 24, 2015, the Company prepaid the 4th debenture issue.

g.    Other payables:

The mainly accounts payable that the parent company has registered as noncurrent liabilities are due to loans and financing guarantees for subsidiaries.

h.    Interest on debts and borrowings

The balance of R$ 973,253 registered in current liabilities are related to (i) working capital line of R$331,343 and (ii) foreign borrowings of R$ 645,369, whose underlying derivatives resulted in an asset of R$ 69,172. Interest, amortization and collateral conditions are described in note 17.

*************