Form 20-F
period 2016-12-31
CPFL Energy INC
filed 2017-04-17
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20‑F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016
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
Parque São Quirino
Campinas
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

As of December 31, 2016, there were 1,017,914,746 common shares, without par value, outstanding

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

Yes  ☐   No  ☐   N/A  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☒	Accelerated Filer ☐
Non‑accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐   IFRS  ☒   Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes  ☐   No  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

  interest rate fluctuation, inflation and exchange rate variation;

  actions taken by our major shareholders;

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

CERTAIN TERMS AND CONVENTIONS

A glossary of electricity industry terms is included in this annual report, beginning on page 151.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, all references herein to “we,” “us” or “our company” are references to CPFL Energia S.A., its consolidated subsidiaries and jointly controlled entities.

All references herein to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars”, “dollar” or “US$” are to U.S. dollars, the official currency of the United States.

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

ITEM 2.                        Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                        Key Information

Selected Financial and Operating Data

The tables below contain a summary of our financial data as of and for years ended December 31, 2016, 2015, 2014, 2013, and 2012.  Our financial data as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 was derived from our consolidated financial statements, which appear elsewhere in this annual report and were prepared in accordance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our audited annual consolidated financial statements and the related notes included in this annual report.  Our financial data as of December 31, 2014, 2013 and 2012 and for each of the two years ended December 31, 2013 was derived from our audited annual consolidated financial statements that are not included in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the year ended December 31,
	2016(3)	2016	2015(4)	2014(4)	2013(4)	2012(4)(5)
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS data)
Net operating revenue	5,864	19,112	20,599	17,399	14,634	14,891
Cost of electric energy services:
Cost of electric energy	3,437	11,200	13,312	10,643	8,197	8,253
Operating cost	690	2,249	1,907	1,672	1,468	1,378
Services rendered to third parties	416	1,357	1,049	946	1,010	1,356
Gross operating income	1,321	4,306	4,331	4,138	3,960	3,904
Operating expenses:
Sales expenses	168	547	465	403	377	468
General and administrative expenses	261	849	863	774	929	724
Other operating expenses	119	387	358	328	285	377
Income from electric energy service	774	2,523	2,645	2,633	2,370	2,335
Interest in associates and joint ventures	96	311	217	60	121	121
Financial income (expense):
Income	368	1,201	1,143	786	699	707
Expense	(814)	(2,654)	(2,551)	(1,969)	(1,671)	(1,285)
Net financial income (expenses)	(446)	(1,453)	(1,408)	(1,183)	(971)	(578)
Income before taxes	424	1,381	1,454	1,511	1,519	1,878
Social contribution	(46)	(151)	(160)	(169)	(157)	(178)
Income tax	(108)	(351)	(419)	(455)	(413)	(493)
Total taxes	(154)	(501)	(579)	(624)	(570)	(671)
Net income	270	(879)	875	886	949	1,207
Net income attributable to controlling shareholders	276	901	865	949	937	1,176
Net income (loss) attributable to non‑controlling shareholders	(7)	(22)	10	(63)	12	31
Earnings per share attributable to controlling shareholders(1):
Basic	0.27	0.89	0.85	0.93	0.92	1.16
Diluted	0.27	0.87	0.83	0.92	0.90	1.14
Net income per ADS:
Basic	0.54	1.77	1.70	1.86	1.84	2.31
Diluted	0.53	1.74	1.66	1.83	1.79	2.28
Dividends(2)	66	214	205	977	931	1,096
Weighted average of number of common shares (in millions)(1)	1,018	1,018	1,018	1,018	1,018	1,018
Dividends per share(1)(2)	0.06	0.21	0.20	0.96	0.91	1.08
Dividends per ADS (2)	0.13	0.42	0.40	1.92	1.83	2.15

(1) Reflects the capital increases that took place on April 29, 2015, and April 29, 2016 through the issuance of 30,739,955 and 24,900,531 shares, respectively.  In accordance with IAS 33, when there is an increase in the number of shares without an increase in issued capital, the number of shares is adjusted retrospectively for all prior periods presented.  For more information, see notes 25.1 and 26 of our audited consolidated financial statements for the year ended December 31, 2016.

(2) “Dividends” represent the total amount of dividends from net income for each period indicated, subject to approval of the shareholders at the general shareholders’ meeting to be held in the following year.

(3) Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2016 of R$3.259 to US$1.00.  The Brazilian real revalued significantly against the U.S. dollar during 2016, however, from R$3.905 to US$1.00 as of December 31, 2015.  The average of the month-end commercial selling rates during the year 2016 was R$3.483 to US$1.00.  See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

(4) Data for 2014 and 2015 have been restated to reflect a change in presentation of the line item representing Changes in expected cash flows from Concession Financial Assets, which relates to our Distribution segment.  Since 2016 this line item has been included in Other operating revenues, within Net operating revenue, together with the other income related to the core activity of the asset.  This item was previously presented as part of Net financial expense.  We believe the new presentation more accurately reflects the business model of electricity distribution and provides a better representation of our operational and financial performance.  The reclassification does not affect total assets, equity, net income or cash flows.  For further information on this reclassification, see note 2.7 to our audited consolidated financial statements.  The selected historical financial data for 2013 and 2012 has not been restated to reflect the reclassification, and therefore is not fully comparable with the data for 2016, 2015 and 2014.

(5) Data for 2012 has been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited consolidated financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustments are as follows:  (i) changes in the accounting record method of actuarial gain and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur, and (ii) instead of recording interest cost and expected returns on plan assets as was previously done, we currently record an amount for “net interest”.  With respect to IFRS 11 – Joint Arrangements, the results of the Campos Novos Energia S.A.  (“ENERCAN”), BAESA - Energética Barra Grande S.A.  (“BAESA”), Chapecoense Geração S.A.  (“Chapecoense”) and Centrais Elétricas da Paraíba S.A.  (“EPASA”) joint ventures are recognized using the equity method of accounting.

BALANCE SHEET DATA

	For the year ended December 31,
	2016(2)	2016	2015	2014(3)	2013	2012(4)
	US$	R$	R$	R$	R$	R$
	(in millions)
Current assets:
Cash and cash equivalents	1,892	6,165	5,683	4,357	4,206	2,435
Consumers, concessionaires and licensees	1,156	3,766	3,175	2,251	2,008	2,205
Derivatives	50	163	627	23	2	1
Sector financial assets	-	-	1,464	611	-	-
Other current assets	394	1,285	1,559	1,972	1,048	904
Total current assets	3,492	11,379	12,509	9,215	7,264	5,545
Noncurrent assets:
Accounts receivable	62	203	129	123	154	162
Derivatives	197	641	1,651	585	317	486
Sector financial assets	-	-	490	322	-	-
Financial asset of concession	1,646	5,363	3,597	2,835	2,787	2,343
Investments in joint-ventures	458	1,494	1,248	1,099	1,033	1,022
Property, plant and equipment	2,980	9,713	9,173	9,149	7,717	7,104
Intangible Assets	3,306	10,776	9,210	8,930	8,748	9,180
Other noncurrent assets	798	2,602	2,525	2,887	3,022	3,082
Total noncurrent assets	9,448	30,792	28,024	25,930	23,778	23,379
Total assets	12,939	42,171	40,532	35,144	31,043	28,294
Current liabilities:
Short‑term debt(1)	1,052	3,429	3,641	3,526	1,837	1,962
Sector financial liabilities	183	598	-	22	-	-
Other current liabilities	1,532	4,992	5,884	3,869	3,068	3,007
Total current liabilities	2,767	9,018	9,525	7,417	4,906	4,969
Noncurrent liabilities:
Long‑term debt(1)	5,748	18,733	18,093	15,637	15,187	13,511
Sector financial liabilities	97	317	-	-	-	-
Other long‑term liabilities	1,144	3,729	2,785	2,693	2,152	2,553
Noncurrent liabilities	6,990	22,780	20,877	18,330	17,339	16,064
Non-controlling interest	737	2,403	2,456	2,454	1,775	1,510
Net equity attributable to controlling shareholders	2,445	7,970	7,674	6,944	7,024	6,381
Total liabilities and shareholders’ equity	12,939	42,171	40,532	35,144	31,043	28,294

(1) Short‑term debt and long‑term debt include loans and financing, debentures, accrued interest on loans, financing and debentures and derivatives.

(2) Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2016 of R$3.259 to US$1.00.

(3) Data for 2014 have been restated due the completion of the accounting for the purchase price allocation related to acquisition of Dobrevê Energia S.A.  - (“DESA”), as stated in note 15.4.2 of our audited consolidated financial statements for the year ended December 31, 2015.

(4) Data for 2012 has been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited consolidated financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustments are as follows:  (i) changes in the accounting record method of actuarial gain and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur, and (ii) instead of recording interest cost and expected returns on plan assets as was previously done, we currently record an amount for “net interest”.  With respect to IFRS 11 – Joint Arrangements, the results of the Campos Novos Energia S.A.  (“ENERCAN”), BAESA - Energética Barra Grande S.A.  (“BAESA”), Chapecoense Geração S.A.  (“Chapecoense”) and Centrais Elétricas da Paraíba S.A.  (“EPASA”) joint ventures are recognized using the equity method of accounting.

OPERATING DATA

	For the year ended December 31,
	2016	2015	2014	2013	2012(4)
Energy sold (in GWh):
Residential	16,473	16,164	16,501	15,426	14,567
Industrial	13,022	12,748	14,144	14,691	14,536
Commercial	9,720	9,259	9,437	8,837	8,714
Rural	2,474	2,152	2,326	2,081	2,093
Public administration	1,271	1,278	1,295	1,234	1,220
Public lighting	1,746	1,649	1,622	1,586	1,525
Public services	1,840	1,797	1,861	1,820	1,864
Own consumption	32	33	34	34	33
Total energy sold to Final Consumers	46,578	45,082	47,221	45,709	44,552
Electricity sales to wholesalers (in GWh)	21,459	17,971	14,988	14,975	14,429
Total consumers (in thousands)(1)	9,224	7,751	7,585	7,386	7,176
Installed Capacity (in MW)(2)	3,259	3,164	3,162	2,988	2,961
Assured Energy (in GWh)(3)	14,188	13,550	13,566	12,758	12,742
Energy generated (in GWh)	15,713	17,066	13,658	11,427	10,570

(1) Represents active consumers (meaning consumers who are connected to the Distribution Network), rather than consumers invoiced at period‑end.

(2) Commencing in 2016 we ceased to account for installed capacity of the Carioba (36 MW) thermoelectric plant and SHPP Cariobinha (1.3 MW), since these facilities are no longer active.

(3) Refers to Assured Energy in GW available at the end‑period, multiplied by the number of hours per year.  For further information about commencement of operations of each power plant, see “Item 4.  Information on the Company”.

(4) 2012 volume information was restated for purposes of comparison of operational and financial information, due to the adoption of IFRS 11 – Joint Arrangements.

Convenience Translations into U.S. Dollars

Solely for the investor’s convenience, we have translated certain amounts included in this annual report from reais into U.S. dollars at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2016 of R$3.259 to US$1.00.  The translated amounts have been rounded.  These translations should not be considered as a representation that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate, as of those dates or any other date.  In addition, the translations should not be construed as a representation that the amounts translated into U.S. dollars are in accordance with generally accepted accounting principles.  See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

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

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Year‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Year ended:
December 31, 2012	2.044	1.958	1.702	2.112
December 31, 2013	2.343	2.174	1.953	2.446
December 31, 2014	2.656	2.360	2.197	2.740
December 31, 2015	3.905	3.339	2.575	4.195
December 31, 2016	3.259	3.483	3.119	4.156

(1) Average for period represents the average of the month‑end selling exchange rates during the relevant period.

	Month‑end	Average for period(1)	Low	High
	(reais per U.S. dollar)
Month ended:
October 2016	3.181	3.186	3.119	3.236
November 2016	3.397	3.342	3.202	3.445
December 2016	3.259	3.352	3.259	3.465
January 2017	3.127	3.197	3.127	3.273
February 2017	3.099	3.104	3.051	3.148
March 2017	3.093	3.128	3.077	3.174
April 2017 (through April 10)	3.141	3.120	3.092	3.141

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

Our concession agreements and Brazilian law establish a mechanism that allows for three types of tariff adjustments:  (i) annual adjustment (reajuste tarifário anual), or RTA, (ii) periodic revision (revisão tarifária periódica), or RTP, and (iii) extraordinary revision (revisão tarifária extraordinária), or RTE.  We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to consumers certain changes in our cost structure that are beyond our control, such as the cost of the electricity we purchase and certain regulatory charges, including charges for the use of transmission and distribution facilities.  ANEEL generally carries out the RTP periodic tariff revision every four or five years (according to the terms of each concession agreement).  The objective of this periodic revision is to share gains with consumers and incentivize concessionaires to increase efficiency levels.  As such, it aims to identify variations in our costs and set a reduction factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments.  Extraordinary revisions of our tariffs may occur at any time, or may be requested by us.  Extraordinary revisions may have a negative effect on our results of operations or financial position, or may serve to offset unpredictable costs (such as taxes that significantly change our cost structure).  In addition, ANEEL currently reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

We cannot predict whether ANEEL will establish tariffs or methodologies that are favorable to us.  See “Item 5.  Operating and Financial Review and Prospects—Background—Periodic Revisions—RTP”.

We may not be able to comply with the terms of our concession agreements and authorizations, which could result in fines, other penalties and, depending on the gravity of the non‑compliance, in our concessions or authorizations being terminated.

ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements or authorizations.  Depending on the gravity of the non‑compliance, these penalties could include the following:

  warning notices;

  fines per breach of up to 2.0% of the annual revenues generated by the relevant concession or authorization, or (if the relevant concession or authorization is non-operational) up to 2.0% of the estimated value of the energy that would have been produced for the twelve months prior to the breach;

  injunctions related to construction activities;

  restrictions on the operation of existing facilities and equipment;

  requiring the concessionaire’s controlling shareholders to carry out further capital expenditures (not applicable to authorizations);

  intervention by ANEEL in the management of the concessionaire; and

  termination of the concession or authorization.

In addition, the Brazilian government may terminate any of our concession agreements or authorizations by means of expropriation if it deems this to be the public interest.

We are currently in compliance with all of the material terms of our concession agreements and authorizations.  However, we cannot assure you that we will not be penalized by ANEEL for breaching our concession agreements or authorizations or that our concessions or authorizations will not be terminated in the future.  The compensation to which we are entitled upon expiration or early termination of our concessions or authorizations may not be sufficient for us to realize the full value of certain assets.  In addition, if any of our concession agreements or authorizations is terminated for reasons attributable to us, the effective amount of compensation by the granting authorities could be materially reduced through the imposition of fines or other penalties.  Accordingly, the imposition of fines or penalties on us or the termination of any of our concessions or authorizations could have a material adverse effect on our financial condition and results of operations.

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

In our Distribution business, we are required to forecast demand for electricity in the market.  If actual demand is different from our forecast, we could be forced to purchase or sell electricity in the spot market at prices that could lead to additional costs for us, which we may not be able to fully pass on to customers.

Under the New Industry Model Law, an electricity distributor must contract in advance, through public bids, for 100% of the required electricity that it has forecast for its distribution concession areas, and is authorized to pass through the cost of up to 105% of this electricity to consumers.  Over- or under-forecasting demand can have adverse consequences.  If we under-forecast demand and purchase in advance less electricity than we need, in a manner for which we are considered liable under the New Industry Model Law and applicable regulation, we may be required to enter the spot market to purchase the additional electricity at prices substantially higher than under our long term purchase agreements.  We may be prevented from passing through this additional cost in full to consumers; and we would also be subject to penalties under applicable regulation.  On the other hand, if we over-forecast demand and purchase in advance more electricity than we need (for example, if a significant portion of our Potential Free Consumers migrate and purchase electricity in the Free Market), we may be required to sell the excess at prices substantially lower than under our concessions and authorizations.  In either circumstance, if there are significant differences between our forecast electricity needs and actual demand, our results of operations may be adversely affected.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law” and “Item 4.  Information on the Company—Distribution—Purchases of Electricity”.

Commercialization activity is subject to potential losses due to short-term variations in energy prices on the spot market.  In addition, we may not be able to buy electricity in the amount we need to meet our sales agreements, which may expose us to the spot market at prices substantially higher than under our long term agreements.

On August 2, 2012, the Brazilian Ministry of Mines and Energy (MME) enacted Ordinance.  No.  455, which prohibited ex post adjustments to energy volume as of June 1, 2014 and required participants in the Free Market (although not Distributors) to register their expected consumption volume in advance with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or CCEE, except in cases where they specifically indicate that the agreement concerned is linked to the effective consumption volume.  However, the Brazilian Association of Electricity Traders (or ABRACEEL) obtained an injunction preventing implementation of the rule requiring advance registration of volume requirements under Ordinance No.  455/2012.  As a result, Ordinance No.  455/2012 has been suspended for all CCEE participants (Generators, Traders and Free Consumers), since it may not be applied selectively to a specific group.  If the injunction is lifted, and if our projected energy volume proves incorrect so that we purchase less or more electricity than we need in the Free Market, we would no longer be able to adjust for our exposure to the energy volume purchased.  See “Item 4.  Information on the Company—The New Industry Model Law—Recent Developments in the Free Market”.

Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may affect our results of operations.

We are dependent on the prevailing hydrological conditions in Brazil.  In 2016, according to data from the National Electrical System Operator (Operador Nacional do Sistema Elétrico), or ONS, approximately 76% of Brazil’s electricity supply came from Hydroelectric Power Plants.

Brazil is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  When hydrological conditions are poor, the ONS may dispatch Thermoelectric Power Plants, including those that we operate, to top up hydroelectric generation and maintain security levels in reservoirs and the electricity supply level in cases when the Hydroelectric Power Plants in Brazil, including those we operate, are unable to generate sufficient energy to honor their Assured Energy requirement in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE.  This deficit of hydroelectric energy, referred to as the Generation Scaling Factor, or GSF, therefore exposes operators of Hydroelectric Power Plants to spot price risk.  The GSF was activated in 2014, 2015 and 2016, requiring us to purchase energy, therefore leading to adverse results in our Generation segment.  Under Federal Law 13,203 of December 8, 2015, we have effectively capped our exposure to this risk for the life of our existing PPAs in our Generation segment, and have covered the cash outlay from January 2015 to July 2020 through the GSF payment we made in 2015 regarding the electricity required to serve our consumers in the Regulated Market.  We remain exposed to this spot price risk, however, with respect to the cost of electricity required to serve our consumers in the Free Market.  For further information, see “Item 4.  Information on the Company—The Brazilian Power Industry—Generation Scaling Factor.”

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

In January 2015, the electricity sector began to implement a mechanism of monthly “tariff flags” under which consumer invoices may be subject to tariff additions on a monthly basis when energy supply costs reach certain levels, enabling consumers to adapt their usage to current energy costs.  Revenues collected under the tariff flag system are repaid to distribution companies on the basis of their relative energy cost for the period.  Due to the poor hydrological conditions that were observed from 2013 through 2015, red tariff flags were applied throughout 2015 since introduction of the system in January 2015.  In 2016, due to an improvement in hydrological conditions, green tariff flags were applied in most months of the year.  Although this mechanism mitigates the cash flow mismatch in part, it may be insufficient to cover the thermoelectric energy supply costs, and Distributors still bear the risk of cash flow mismatches in the short term.  See “Item 4.  Information on the Company—The Brazilian Power Industry—Basis of Calculation of Distribution Tariffs”.

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

Decree No.  2,655 of July 2, 1998 established that the Assured Energy of generation power plants would be revised every five years.  As part of these revisions, the Brazilian Ministry of Mines and Energy (MME) can revise a company’s Assured Energy, limited to a maximum change of 5% per revision or 10% over the entire period of the concession agreement.  According to Ordinance No.  515/2015 issued by the MME, the first revision of Assured Energy under this process was originally expected to be implemented for all Hydroelectric Power Plants (with the exception of SHPPs) in January 2017.  Since the application of the methodology of this new revision to each Power Plant is not yet available, however, the MME issued Ordinance No.  714/2016, pursuant to which the current Assured Energy for each Hydroelectric Power Plant will remain in effect until December 2017.  The first revision of Assured Energy is now expected to be implemented in January 2018.  We cannot be certain how the MME’s revisions will affect the Assured Energy of each of our individual Power Plants, and whether it will increase or decrease our overall Assured Energy.  If the Assured Energy of a Power Plant is decreased, our ability to supply electricity under that plant’s power purchase agreements would be adversely affected, which could lead to a decrease in our revenues and increase our costs if our generation subsidiaries are required to purchase power elsewhere.  We expect similar revisions of Assured Energy under Decree 2,655/98 to continue to take place every five years.  See “Item 4—Principal Regulatory Authorities—Ministry of Mines and Energy - MME”.

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

  the unavailability of equipment;

  supply interruptions;

  work stoppages;

  labor unrest;

  social unrest;

  weather and hydrological interferences;

  unforeseen engineering, regulatory and/or environmental problems;

  increases in electricity losses, including technical and commercial losses;

  construction and operational delays, or unanticipated cost overruns;

  the inability to win electricity auctions promoted by ANEEL; and

  unavailability of adequate funding.

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

We plan to invest approximately R$1,011 million in our Generation activities (R$954 million in renewable sources and R$57 million in conventional sources), R$9,222 million in our Distribution activities, R$264 million in our commercialization and services activities and R$ 48 million in our transmission activities during the period from 2017 through 2021. At the date of this Annual Report, however, these planned capital expenditures have not yet been approved by our Board of Directors, and they therefore remain subject to change. Our ability to carry out this capital expenditure program depends on a variety of factors, including our ability to charge adequate tariffs for our services, our access to domestic and international capital markets and a variety of operating, regulatory and other contingencies.  We cannot be certain that we will have the financial resources to complete our proposed capital expenditure program, and failure to do so could have a material adverse effect on the operation and development of our business.

In addition to the capital expenditures shown above, we invested R$51 million in 2016 and R$37 million in 2015 related to the construction of our transmission lines (under our Transmission activities), which, in accordance with the requirements of IFRIC 12, was recorded as a financial asset of concession in noncurrent assets.

We plan to make capital expenditures aggregating approximately R$2,722 million in 2017 and approximately R$2,061 million in 2018, in each case subject to approval by our Board of Directors.  Of total budgeted capital expenditures over this period, R$3,772 million are expected to be invested in our Distribution segment, R$846 million in our Renewable Generation segment and R$28 million in our Conventional Generation segment.  In addition, over this period, we plan to invest R$135 million in our commercialization and services activities.  We have already contractually committed to part of these expenditures, particularly in generation projects.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments”.  Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4.  Information on the Company—Generation of Electricity”.

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

Through our subsidiary CPFL Renováveis we have made substantial capital investments (amounting to R$1,724 million for the last three fiscal years) in generation businesses other than hydroelectric power, principally wind and biomass generation.  These renewable generation businesses are dependent on certain factors that are not within our control and may significantly affect these businesses.

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

If these generation plants are not able to generate the energy we have contracted to supply, we may be obliged to buy the shortfall in the spot market, which would increase our costs and lead to losses in this segment.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law”.

Our controlling shareholder’s interests could conflict with yours.

On January 23, 2017, State Grid Brazil Power Participações Ltda., or State Grid Brazil, consummated the acquisition of common shares representing approximately 54.6% of our voting capital, pursuant to which it has the power to control us.  State Grid Brazil is an indirect subsidiary of State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China.  Our controlling shareholder may take actions that could be contrary to your interests, and our controlling shareholder will be able to prevent other shareholders, including you, from blocking these actions.  In particular, our controlling shareholder controls the outcome of decisions at shareholders’ meetings, and it can elect a majority of the members of our Board of Directors.  Our controlling shareholder can direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.  Its decisions on these matters may be contrary to the expectations or preferences of our non-controlling shareholders, including holders of our ADSs.  For further information regarding State Grid Brazil’s acquisition and its announced intentions regarding shareholdings in our company, see “Item 4.  Information on the Company— Overview”.

We are exposed to increases in prevailing market interest rates as well as foreign exchange rate risk.

As of December 31, 2016, approximately 75% of our total indebtedness was denominated in reais and indexed to Brazilian money‑market rates or inflation rates, or bore interest at floating rates.  The remaining 25% of our total indebtedness as of December 31, 2016 was denominated in foreign currency, substantially U.S. dollars, compared to approximately 32.0% as of December 31, 2015, although this foreign currency denominated debt is substantially subject to currency swaps that convert these obligations into reais.  In addition, the costs of electricity purchased from the Itaipu Power Plant, or Itaipu, a Hydroelectric Power Plant that is one of our major suppliers, are indexed to the U.S. dollar exchange rate.  Our tariffs are adjusted annually in order to contemplate the losses or gains from these purchases from Itaipu.  Accordingly, when the Brazilian real appreciates against the U.S. dollar, as was the case in 2016, our financing expenses decrease.

Our indebtedness and debt service obligations could adversely affect our ability to operate our business and make payments on our debt.

As of December 31, 2016, we had total debt of R$22,044 million.  Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal, interest or other amounts due in respect of our indebtedness.  In addition, we may incur additional debt from time to time to finance acquisitions, investments, joint ventures or for other purposes, subject to the restrictions applicable under our existing indebtedness, such as when we acquired RGE Sul in October 2016.  If we incur additional debt, the risks associated with our leverage would increase.

We may acquire other companies in the electricity business, as we have in the past, and these acquisitions could increase our leverage or adversely affect our consolidated performance.

We regularly analyze opportunities to acquire other companies engaged in activities along the entire electricity generation, transmission and distribution chain, such as when we acquired RGE Sul in October 2016.  If we do acquire other electricity companies, this could increase our leverage or reduce our profitability.  Furthermore, we may not be able to integrate the acquired company’s activities and achieve the economies of scale and expected efficiency gains that often drive such acquisitions.  Any such failure could harm our financial condition and results of operations.

The level of default by our consumers could adversely affect our business, operational results, and/or financial situation.

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

  interest rates;

  monetary policy;

  currency fluctuations;

  inflation;

  liquidity of domestic capital and lending markets;

  tax policies;

  changes in labor laws;

  regulatory environment of our sector;

  exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

  other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to political and economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers.  Standard & Poor’s downgraded Brazil below investment grade on September 9, 2015 (BB+) and again on February 17, 2016 (BB-); Fitch Ratings lowered its rating for Brazil from BBB- to BB+ on December 16, 2015 and later to BB with negative outlook on May 5, 2016; and Moody’s Investors Service downgraded Brazil to Ba2 with negative outlook on February 24, 2016 and has reaffirmed such rating on March 15, 2017. These downgrades reflected poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

We cannot assure you that the Brazilian government will continue with its current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.

Political conditions may have an adverse impact on the Brazilian economy and on our business.

Current political conditions in Brazil may affect the confidence of investors and the public in general as well as the development of the economy.  Following the impeachment of former President Dilma Rousseff on August 31, 2016, uncertainty remains with regard to matters such as the presidential administration’s future policies and appointments to influential governmental positions and ongoing investigations into allegations of corruption in state-controlled enterprises, which may affect the confidence of investors and the general public.  It may also have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our common shares and ADSs.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from changes in the political scenario and from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies, have faced allegations and, in certain cases, convictions related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.  The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes. Certain of these companies are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, the U.S. Securities and Exchange Commission, or the SEC and the United States Department of Justice, or the DOJ.

The potential outcome of these investigations is still uncertain, but they have already an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political scenario.  We cannot predict whether such allegations and convictions will lead to further political and economic instability or whether new allegations or convictions against government officials will arise in the future.  In addition, we cannot predict the outcome of any such allegations and convictions nor their effect on the Brazilian economy.

Developments in these proceedings and investigations could adversely affect our business, financial condition and results of operations.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our common shares.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies over the last decade.  The exchange rate of the real against the U.S. dollar was R$2.656 on December 31, 2014; R$3.905 on December 31, 2015; and R$3.259 on December 31, 2016.  On April 10, 2017, the exchange rate was R$3.141 per US$1.00.  The real may continue to fluctuate significantly against the U.S. dollar in the future.

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2007 and 2016, the base interest rate in Brazil, or SELIC, varied between 7.25% p.a.  and 13.75% p.a., reaching its lowest level (7.25%) at the end of 2012.  On April 10, 2017, the SELIC rate was 12.25% p.a.  Inflation has had and may in the future have significant effects on the Brazilian economy and our business.  Relatively lenient interest rate policies by the government and Brazilian Central Bank may trigger increases in inflation, and, consequently, volatility in growth and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, if Brazil again experiences high inflation, we may not be able to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.  Conversely, tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.

Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our ADSs and our common shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  The global financial crisis that commenced in 2008 led to significant consequences, including stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure.  Global recovery from this crisis has been slower than expected in recent years, with the largest emerging economies of China, Brazil and India posting weaker than expected results and the European Union is continuing to experience weak GDP growth, although the United States posted GDP growth of 1.6% in 2016.  Although economic conditions in other countries may differ significantly from economic conditions in Brazil, investor reactions to developments in those countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union, China or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

As an ADS holder, you benefit from the electronic registration made by the custodian with the Brazilian Central Bank’s Information System, or the SISBACEN, for our common shares underlying the ADSs in Brazil, which permits the custodian to remit abroad proceeds related to dividends and other distributions with respect to the common shares.  If you surrender your ADSs and withdraw common shares, you will need to update your registration with the SISBACEN and enter into simultaneous foreign exchange transactions (without the effective remittance of funds) in order to re-enable the remittance abroad of proceeds related to the disposition of or distributions relating to the common shares.  Before entering into these foreign exchange transactions and updating the SISBACEN registration, you will not be able to remit abroad any proceeds relating to the common shares.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment upon the sale of our common shares.  For further information, see “Item 10.  Additional Information— Allocation of Net Income and Distribution of Dividends-Payment of Dividends”.

For the registration with the SISBACEN referred to above, as well as for entering into simultaneous foreign exchange transactions, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner.  The depositary’s electronic registration with SISBACEN may also be adversely affected by future legislative changes.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 54.9% of the aggregate market capitalization of the BM&FBOVESPA S.A.  ‑ Bolsa de Valores, Mercadorias & Futuros, or BM&FBOVESPA, as of December 31, 2016.  The top ten stocks in terms of trading volume accounted for 42.8%, 39.3% and 46.3% of all shares traded on the BM&FBOVESPA in 2016, 2015, and 2014, respectively.

ITEM 4.                        Information on the company

Overview

We are a corporation (sociedade por ações) incorporated and existing under the laws of Brazil with the legal name CPFL Energia S.A.  Our principal executive offices are located at Rua Gomes de Carvalho, 1,510, 14th floor – Suite 142, Vila Olímpia, CEP 04547‑005, São Paulo, state of São Paulo, Brazil and our telephone number is +55 11 3841‑8507.  Our Investor Relations Department is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, Km 2.5, nº 1,755, Parque São Quirino, CEP 13088-900, Campinas, state of São Paulo, Brazil, and its telephone number is +55 19 3756‑6083.

We are a holding company that, through our subsidiaries, distributes, generates, transmits and commercializes electricity in Brazil as well as provides energy-related services.  We were incorporated in 1998 as a joint venture among VBC Energia S.A., or VBC, 521 Participações S.A.  and Bonaire to combine their interests in companies operating in the Brazilian power sector.

We are one of the largest electricity distributors in Brazil, based on the 39,611 GWh of electricity we distributed to approximately 9.2 million consumers in 2016.  In electricity generation, our Installed Capacity at December 31, 2016 was 3,259 MW.  Through our subsidiary CPFL Renováveis, we are also involved in the building of one SHPP and two wind farms, as a result of which we expect to increase our Installed Capacity to 3,297 MW over the next five years as they are completed.

We also engage in power commercialization, buying and selling electricity to power producers, Free Consumers and power trading companies.  We also provide agency services to Free Consumers before the CCEE and other agents as well as electricity‑related services to our affiliates and unaffiliated parties.  In 2016, the total amount of electricity sold by our commercialization subsidiaries was 90 GWh and 12,291 GWh to affiliated and unaffiliated parties, respectively.

On September 2, 2016, our shareholder Camargo Correa entered into an agreement to sell its 23.6% stake in our company to State Grid Brazil Participações Ltda., or State Grid Brazil.  Following the announcement, other members of our controlling shareholders block also decided to sell their stakes to State Grid Brazil.  As a result, State Grid Brazil acquired approximately 54.6% of our voting capital.  State Grid Brazil is an indirect subsidiary of State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China.  The acquisition was approved by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust regulator, in September 2016 and by ANEEL in December 2016.  The acquisition was completed and control of our company was transferred to State Grid Brazil on January 23, 2017.  On February 16, 2017, State Grid Brazil announced that it intends to carry out a public tender offer to purchase all of the common shares of our company, at a price of  R$ 25.51 (US$ 8.28) per common share, in order to (i) cancel our registration as a Class A publicly-held company with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM; (ii) delist our company from the Novo Mercado section of the São Paulo Stock Exchange; (iii) delist our ADSs from the New York Stock Exchange and terminate the deposit agreement for our ADSs, and (iv) terminate our registration with the U.S. Securities and Exchange Commission. As per Significant Event Notice disclosed by both companies to the market on February 23, 2017, State Grid Brazil filled with CVM in February 22, 2017 requiring authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

The following significant developments have occurred in our business since the beginning of 2014:

  In February 2014 CPFL Renováveis concluded the acquisition of Rosa dos Ventos Geração e Comercialização de Energia S.A., or Rosa dos Ventos, for a acquisition price, after all adjustments, of R$103.4 million, consisting of (i) R$70.3 million in cash and (ii) the assumption of net debt in the amount of R$33.1 million.  Rosa dos Ventos holds an ANEEL authorization for two wind farms located on the coast of the state of Ceará:  (i) Canoa Quebrada, which has Installed Capacity of 10.5 MW; and (ii) Lagoa do Mato, which has Installed Capacity of 3.2 MW.  Both wind farms are in full commercial operation, and all the energy generated has been contracted to Eletrobrás through the Electric Energy Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica), or Proinfa Program, which was established by the Brazilian government.

  In February 2014, CPFL Renováveis entered into an agreement with Arrow – Fundo de Investimento em Participações, or Arrow, an investment fund, to acquire Arrow’s indirect subsidiary, Dobrevê Energia S.A., or DESA, by way of the merger of DESA’s holding company, WF2 Holding S.A., or WF2, with and into CPFL Renováveis, in exchange for the issuance of 61,752,782 new common shares of CPFL Renováveis to Arrow on October 1, 2014.  As a result of this transaction, our interest in CPFL Renováveis, through CPFL Geração, was reduced from 58.84% to 51.61%.  The facilities acquired from DESA consist of operational facilities with an Installed Capacity of 306 MW plus renewable generation construction projects with Installed Capacity of 50 MW, which are expected to start operations in 2017 and 2020.  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2014 reflect the impact of this change in shareholding and consolidation as from October 1, 2014.

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

  In October 2014, CPFL Eficiência Energética S.A., or CPFL ESCO, commenced operations.  CPFL ESCO, which is located in Jundiaí, in the state of São Paulo, provides consulting and management services related to energy efficiency improvements, rental of generation assets and research and development activities for energy-related programs.  CPFL ESCO also provides the self-production services that were carried out by CPFL Serviços until October 2014.

  In January 2015 we established CPFL Transmissora Morro Agudo S.A., a subsidiary of CPFL Geração, which will operate electric energy transmission concessions and carry out construction, implementation, operation and maintenance of transmission facilities on the Basic Network in the Interconnected Power System.

  In April 2015, Morro dos Ventos II Wind farm commenced operations.  Morro dos Ventos II, located in João Câmara, in the state of Rio Grande do Norte, has Installed Capacity of 29 MW and physical guarantee of 15.3 MW.  From April 2015 to January 2016, when the 2011 A-5 auction energy sale contract came into effect, the energy generated by Morro dos Ventos II was injected into the system and sold in the spot market.

  In April 2015, at the 21st A-5/2015 Energy Auction, CPFL Renováveis traded an average of 14.8 MW of contracted energy to be generated by the Boa Vista II SHPPs.  The contract will have a duration of 30 years.

  In an Extraordinary Shareholders’ Meeting held on September 30, 2015, our shareholders approved an internal transaction in which we transferred the Macaco Branco and Rio do Peixe plants from CPFL Centrais Geradoras Ltda.  to CPFL Geração, in return for newly-issed shares of CPFL Geração in the amount of R$4 million, the book value of the plant transferred.  This transaction did not impact our consolidated financial statements for 2015.

  On December 9, 2015, distribution concessions held by our distribution subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were extended to July 2045 due to application of Law No.  12,783/13 of 2013, which provided the renewal of certain type of distribution concession, subject to certain conditions, for a further term of up to 30 years.  See “Item 4—Information on the Company— Concessions and Authorizations —Concessions”.

  In May 2016, two generation facilities at the Mata Velha SHPP commenced operations, over a year and a half ahead of schedule.  Mata Velha, located in Unaí, in the state of Minas Gerais, has Installed Capacity of 24 MW and average physical guarantee of 13.1 MW.  According to the A-5 auction of 2013, the plant’s energy trading agreement takes effect in January 2017.  Since the plant was completed ahead of schedule, a free market sale agreement was signed, valid until the A-5 2013 auction agreement takes effect.

  In May 2016, the Campo dos Ventos and São Benedito wind complexes started to enter into operations.  As of December 31, 2016, all nine wind farms in these complexes were operational.  The complexes have 231.0 MW (our share is 119 MW) of Installed Capacity and are located in the state of Rio Grande do Norte.

  On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A. (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State. The transaction closed on October 31, 2016, and the financial results of RGE Sul are reflected in our consolidated financial statements for November and December 2016.  The purchase price after adjustment amounted to R$1,592 million.  After accounting for R$95 million in cash and cash equivalents acquired within RGE Sul, our net cash outflow on acquisition of RGE Sul was R$1,497 million.

The following chart provides an overview of our corporate structure at March 31, 2017:

STATE GRID
CORPORATION OF CHINA
54.6%
Free Float
45.4%
CPFL
ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% RGE Sul[2]
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços / Authi
100% cpfl eficiência
100% CPFL GD
CONVENTIONAL GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
100% CPFL Centrais Geradoras
100% cpfl geração
Serra da Mesa HPP
51.54%[1]
65% Ceran
25.01% BAESA
48.72% Enercan
53.34% Epasa
51% Foz do Chapecó
RENEWABLE GENERATION
51.60% CPFL RENOVÁVEIS

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

(2) CPFL Energia holds RGE Sul through CPFL Jaguariúna.

Our core businesses are:

  Distribution.  In 2016, our nine fully‑consolidated distribution subsidiaries delivered 39,611 GWh of electricity to approximately 9.2 million consumers primarily in the states of São Paulo and Rio Grande do Sul.

  Conventional Generation.  At December 31, 2016, our conventional generation subsidiaries had Installed Capacity of 2,199 MW.  During 2016, we generated 9,216 GWh of electricity, and we had 9,952 GWh of Assured Energy at December 31, 2016, the amount of energy representing our long‑term average electricity production, as established by ANEEL, which is the primary driver of our revenues from generation activities.  We hold equity interests in eight Hydroelectric Power Plants:  Serra da Mesa, Monte Claro, Barra Grande, Campos Novos, Luiz Eduardo Magalhães‑Lajeado, Castro Alves, 14 de Julho and Foz do Chapecó.  Although the concession for the Serra da Mesa Hydroelectric Facility is held by another party, Furnas, we are entitled to 51.54% of its Assured Energy.  We also own three Thermoelectric Power Plants, Termonordeste, Termoparaíba and Carioba, although the Carioba Thermoelectric Power Plant has been deactivated.  In addition, 10 of our 50 Small Hydroelectric Power Plants remain under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras, and report their results within the Conventional Generation segment.

  Renewable Generation.  Our indirect subsidiary, CPFL Renováveis, in which we own a 51.60% interest through CPFL Geração, concentrates our activities in energy generation through renewable sources.  CPFL Renováveis operates all of our wind farms and Thermoelectric Biomass Power Plants as well as 40 of our 50 Small Hydroelectric Power Plants.  These 40 Small Hydroelectric Power Plants, of which (i) 39 Small Hydroelectric Power Plants located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Minas Gerais, Mato Grosso and Paraná, are operational and have aggregate Installed Capacity of 423 MW, and (ii) one Small Hydroelectric Power Plants (Boa Vista II SHPP) under construction, scheduled to commence operations in 2020, and expected to have Installed Capacity of approximately 26.5 MW.  CPFL Renováveis also has 45 wind farms, of which (i) 43 wind farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational and have aggregate Installed Capacity of 1,260 MW, and (ii) the remaining 2 wind farms are under construction, scheduled to commence operations in 2018, and expected to have Installed Capacity of approximately 48 MW.  CPFL Renováveis has eight operational Thermoelectric Biomass Power Plants, with aggregate Installed Capacity of 370 MW, located in the states of Minas Gerais, Paraná, São Paulo and Rio Grande do Norte.  CPFL Renováveis also operates the Tanquinho Solar Power Plant, which is located in the state of São Paulo and has Installed Capacity of 1.1 MWp.  At December 31, 2016, our total consolidated Installed Capacity through our Renewable Generation segment (calculated on the proportional basis of our 51.60% interest in CPFL Renováveis) was 1,060 MW and we expect that our Renewable Generation segment will reach an Installed Capacity of 1,100 MW in 2020.  These capacity amounts do not include eventual decreases in our installed capacity ballast (limit of energy produced in our own power plants that we are allowed to sell).  Those decreases are calculated by the Ministry of Mines and Energy, for power plants participating in MRE.  For further details about MRE, see “—Regulatory Charges—Energy Reallocation Mechanism”.

  Commercialization.  Our commercialization subsidiaries handle our commercialization operations and provide agency services to Free Consumers before the CCEE and other agents, including guidance on their operational requirements.  CPFL Brasil, our largest commercialization subsidiary, procures and sells electricity to Free Consumers, other commercialization and generation companies and distribution facilities.  In 2016, we sold 12,381 GWh of electricity, of which 12,291 GWh was sold to unaffiliated third parties.

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

Complete the development of our existing renewable generation projects, expand our generation portfolio by developing new conventional and renewable energy generation projects and maintain our position as market leader in renewable energy sources.  At December 31, 2016, our total consolidated Installed Capacity (calculated on the proportional basis of our 51.60% interest in CPFL Renováveis) was 3,259 MW, of which 2,199 MW was generated through conventional sources and 1,060 MW through renewable sources.  Through CPFL Renováveis, in August 2011 we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.  Today, we continue to be the largest energy renewable generation group in terms of Installed Capacity in operation in Brazil and in South America, according to ANEEL and Bloomberg New Energy Outlook.

Our total Installed Capacity at December 31, 2016 represents a 3.0% increase as compared to Installed Capacity of 3,164 MW at December 31, 2015, due to:  (i) the commencement of operations of the São Benedito and Campo dos Ventos wind complexes (nine wind farms) with aggregated installed capacity of 231 MW (our share is 119 MW); (ii) the commencement of operations of Mata Velha SHPP, with installed capacity of 24 MW (our share is 12 MW) and; (iii) ceasing of accounting for the installed capacity of thermoelectric plant Carioba (36 MW) and SHPP Cariobinha (1.3 MW), considering that these facilities are currently inactive.  By the end of 2020, when we expect the Boa Vista SHPPs and Pedra Cheirosa wind complex to become operational, we expect our total Installed apacity to reach 3,297 MW.

Many of our generation facilities hold long‑term PPAs approved by ANEEL, which we believe will ensure us an attractive rate of return on our investment.  We also have a consolidated portfolio of 1,099 MW (calculated on the proportional basis of our 51.60% interest in CPFL Renováveis’ total portfolio of 2,129 MW) of renewable generation projects to be developed by CPFL Renováveis in the coming years.  When electricity consumption in Brazil returns to growth, we believe that there will continue to be new opportunities for us to explore investments in additional conventional and renewable generation projects.

Focus on further improving our operating efficiency.  The distribution of electricity in our distribution concession areas is our largest business segment, representing approximately 46.3% of our consolidated net income in 2016.  We continue to focus on improving the quality of our service and maintaining efficient operating costs by exploiting synergies and technologies.  We also make an effort to standardize and update our operations regularly, introducing automated systems where possible.  In recent years, in order to achieve a new level of operational efficiency, we commenced roll out of the Tauron Program, which consists of two main projects:  Smart Metering for Commercial and Industrial consumers (High Voltage and Medium Voltage customers) and Mobile Workforce Management.  This program is already delivering benefits, with 26,783 smart meters deployed in the field and our nine distribution companies operating with a data dispatch system for emergency services, replacing the previous voice-based system.

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

Our Service Territory

Shareholders
State Grid
Free Float
CPFL
Distribution
Generation
Renewable
Trading
Services
HPP Serra da Mesa
9 SHPPs: 7(SP) and 2(MG)
Ceran Complex
(SHPPs Monte Claro, Castro Alves and 14 de Julho)
HPP Barra Grande
HPP Campos Novos
TPPs Termoparaíba e Termonordeste
HPP Foz do Chapecó
HPP Luis Eduardo Magalhães
29 SHPPs: 17(SP), 9 (MG), 6 (SC), 4 (RS), 2 (MT) and 1 (PR)
34 Wind farms: 20 (RN), 10 (CE) and 4 (RS)
8 Biomass: 5 (SP), 1 (RN), 1 (MG) and 1 (PR)
1 Solar: Tanquinho (SP)
Nationwide operations
Nationwide operations
9.2 MM of client consumers
9 Distributors
4 states
(679 cities)
Operating projects
8 HPPs+ 48 SHPPs
+43 wind farms
+8 biomass
+1 solar
+2 TPPs
Projects under construction
2 wind farms
+1 SHPP

Distribution

We are one of the largest electricity distributors in Brazil, based on the amount of electricity we delivered in 2016.  Our nine distribution subsidiaries together supply electricity to a region covering 302,001 square kilometers, primarily in the states of São Paulo and Rio Grande do Sul.  Their concession areas include 6791 municipalities and a population of approximately 23 million people.  Together, they provided electricity to approximately 9.2 million consumers as of December 31, 2016.  Our nine subsidiaries distributed approximately 12.3% of the total electricity distributed in Brazil in 2016, based on data from the EPE.

Distribution Companies

We have nine distribution subsidiaries:

  CPFL Paulista.  Companhia Paulista de Força e Luz, or CPFL Paulista, supplies electricity to a concession area covering 90,440 square kilometers in the state of São Paulo with a population of approximately 10.1 million people.  Its concession area covers 234 municipalities, including the cities of Campinas, Bauru, Ribeirão Preto, São José do Rio Preto, Araraquara and Piracicaba.  CPFL Paulista had approximately 4.3 million consumers at December 31, 2016.  In 2016, CPFL Paulista distributed 21,142 GWh of electricity, accounting for approximately 23.6% of the total electricity distributed in the state of São Paulo and 6.3% of the total electricity distributed in Brazil during the year.

1             This total refers to the total number of municipalities situated within our subsidiaries’ concession areas.   In addition, we serve consumers located in municipalities outside of our concession areas in cases where those consumers are not served by the local concessionaire.

  CPFL Piratininga.  Companhia Piratininga de Força e Luz, or CPFL Piratininga, supplies electricity to a concession area covering 6,785 square kilometers in the southern part of the state of São Paulo with a population of approximately 4.1 million people.  Its concession area covers 27 municipalities, including the cities of Santos, Sorocaba and Jundiaí.  CPFL Piratininga had approximately 1.7 million consumers at December 31, 2016.  In 2016, CPFL Piratininga distributed 8,594 GWh of electricity, accounting for approximately 9.6% of the total electricity distributed in the state of São Paulo and 2.6% of the total electricity distributed in Brazil during the year.

  RGE.  Rio Grande Energia S.A., or RGE, supplies electricity to a concession area covering 85,965 square kilometers in the state of Rio Grande do Sul with a population of approximately 4.0 million people.  Its concession area covers 255 municipalities, including the cities of Caxias do Sul, Gravataí, Passo Fundo and Bento Gonçalves.  RGE had approximately 1.5 million consumers at December 31, 2016.  In 2016, RGE supplied 8,026 GWh of electricity, accounting for approximately 38.5% of the total electricity distributed in the state of Rio Grande do Sul and 2.4% of the total electricity distributed in Brazil during the year.

  RGE Sul.  RGE Sul Distribuidora de Energia S.A., or RGE Sul, supplies electricity to a concession area covering 98,127 square kilometers in the state of Rio Grande do Sul with a population of approximately 3.4 million people.  Its concession area covers 118 municipalities, including the cities of Canoas, São Leopoldo, Novo Hamburgo, Santa Maria and Uruguaiana.  RGE Sul had approximately 1.3 million consumers at December 31, 2016.  In November and December 2016 (the two months during which RGE Sul was reflected in our financial results following our acquisition of RGE Sul), RGE Sul supplied 1,152 GWh of electricity.

  CPFL Santa Cruz.  Companhia Luz e Força Santa Cruz, or CPFL Santa Cruz, supplies electricity to a concession area covering 11,850 square kilometers, which includes 24 municipalities in the northwest part of the state of São Paulo and three municipalities in the state of Paraná.  In 2016, CPFL Santa Cruz distributed 1,032 GWh of electricity to approximately 209,000 consumers, accounting for approximately 1.2% of the total electricity distributed in the state of São Paulo and 0.3% of the total electricity distributed in Brazil during the year.

  CPFL Jaguari.  Companhia Jaguari de Energia, or CPFL Jaguari, supplies electricity to a concession area covering 252 square kilometers, which includes 2 municipalities of the state of São Paulo.  In 2016, CPFL Jaguari distributed 451 GWh of electricity to approximately 41,000 consumers.

  CPFL Mococa.  Companhia Luz e Força de Mococa, or CPFL Mococa, supplies electricity to a concession area covering 1,884 square kilometers, which includes one municipality in the state of São Paulo and three municipalities in the state of Minas Gerais.  In 2016, CPFL Mococa distributed 204 GWh of electricity to approximately 47,000 consumers.

  CPFL Leste Paulista.  Companhia Leste Paulista de Energia, or CPFL Leste Paulista, supplies electricity to a concession area covering 2,915 square kilometers, which includes seven municipalities of the state of São Paulo.  In 2016, CPFL Leste Paulista distributed 287 GWh of electricity to approximately 58,000 consumers.

  CPFL Sul Paulista.  Companhia Sul Paulista de Energia, or CPFL Sul Paulista, supplies electricity to a concession area covering 3,783 square kilometers, which includes five municipalities of the state of São Paulo.  In 2016, CPFL Sul Paulista distributed 390 GWh of electricity to approximately 85,000 consumers.

On December 9, 2015, the concessions held by CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were extended to July 2045.  For further information on the extension of these concessions, see “—Our Concessions and Authorizations—Concessions.”

Distribution Network

Our nine distribution subsidiaries operate distribution lines with voltage levels ranging from 11.9 kV to 138 kV.  These lines distribute electricity from the connection point with the Basic Network to our power substations, in each of our concession areas.  All consumers that connect to these distribution lines, including Free Consumers and other concessionaires, are required to pay a tariff for using the system (Tarifa de Uso do Sistema de Distribuição), or TUSD.

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

At December 31, 2016, our distribution networks consisted of 315,538 kilometers of distribution lines, including 450,247 distribution transformers.  Our nine distribution subsidiaries had 12,181 kilometers of High Voltage distribution lines between 34.5 kV and 138 kV.  At that date, we had 523 transformer substations for transforming High Voltage into Medium Voltages for subsequent distribution, with total transforming capacity of 17,316 mega‑volt amperes.  Of the industrial and commercial consumers in our concession area, 377 had 69 kV, 88 kV or 138 kV high‑voltage electricity supplied through direct connections to our High Voltage distribution lines.

System Performance

Electricity Losses

We experience two types of electricity losses:  technical losses and commercial losses.  Technical losses are those that occur in the ordinary course of our distribution of electricity.  Commercial losses are those that result from illegal connections, fraud or billing errors and similar matters.  Electricity loss rates of our three historical largest distribution subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) compare favorably to the average for other major Brazilian electricity distributors according to the most recent information available from the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica), or ABRADEE, an industry association.  According to the same information, RGE Sul’s loss rates also compare favorably to the national average, although to a lesser degree than our three historical largest subsidiaries.

We are also actively engaged in efforts to reduce commercial losses from illegal connections, fraud or billing errors.  To achieve this, in each of our nine subsidiaries, we have deployed trained technical teams to conduct inspections, enhanced monitoring for irregular consumption, increased replacements for obsolete measuring equipment and developed a computer program to discover and analyze irregular invoicing.  We conducted 341,899 inspections during 2016, which we believe led to a recovery of receivables estimated at more than R$47 million.

Power Outages

The following table sets forth the frequency and duration of electricity outages per consumer for the years ended December 31, 2016 and 2015 for each of our distribution subsidiaries:

	Year ended December 31, 2016
	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul(3)	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
SAIFI[1]	4.99	3.80	7.58	9.39	4.08	6.07	6.73	5.66	11.22
SAIDI[2]	7.61	6.97	14.45	19.43	5.60	7.02	10.58	7.96	14.90

(1) Frequency of outages per consumer per year (number of outages).

(2) Duration of outages per consumer per year (in hours).

(3) Acquired by us on October 31, 2016.  RGE Sul was not a subsidiary of our company for the first 10 months of 2016.

	Year ended December 31, 2015
	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul (3)	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
SAIFI[1]	4.89	4.31	8.33	8.42	6.34	4.61	5.92	5.67	9.47
SAIDI[2]	7.75	7.25	15.98	19.11	8.46	6.93	7.04	7.92	11.51

(1) Frequency of outages per consumer per year (number of outages).

(2) Duration of outages per consumer per year (in hours).

(3) Acquired by us on October 31, 2016.  RGE Sul was not a subsidiary of our company in 2015.

We seek to improve the quality and reliability of our power supply, as measured by the frequency and duration of our power outages.  According to data from ABRADEE for 2015, the most recent data available, our frequency and duration of interruptions per consumer in the past few years compare favorably to the averages for other Brazilian distribution companies.

Based on data published by ANEEL, the duration and frequency of outages at CPFL Paulista and CPFL Piratininga are among the lowest in Brazil compared to companies of similar size.  The duration of outages at RGE are comparatively higher than those at CPFL Paulista and CPFL Piratininga, but they remain in line with the average rate for power companies in Southern Brazil, mainly as a result of the lack of redundancies in its distribution system, the use of medium voltage lines and a lower level of automation in the network.  RGE Sul’s duration and frequency of outages remain below the national average, however.  Following our acquisition of RGE Sul on October 31, 2016, we are currently in discussions with the regulator regarding planned investments designed to improve RGE Sul’s performance indicators, taking into account its current indicators and the characteristics of its concession area.

ANEEL establishes performance indicators per consumer to be complied with by power companies.  If these indicators are not reached, we are obliged to reimburse our consumers, and our revenues are negatively affected.  In 2015, according to data from ANEEL, the amount we reimbursed our consumers was lower than the average amount reimbursed by power companies of similar size.

Our distribution subsidiaries have construction and maintenance technology that allows for repairs of the electricity network without interruption in electricity service, thereby allowing us to have low rates of scheduled interruption, which amounts to up to approximately 8.6% of total interruptions.  Unscheduled interruptions due to accidents or natural causes, including lightning storms, fire and wind represented the remainder of our total interruptions.  In 2016, we invested approximately R$1,201 million in our Distribution segment, primarily in: (i) expansion, maintenance, improvement, automation, modernization and reinforcement of the electrical system in order to meet market growth; (ii) operational infrastructure; (iii) customer service; and (iv) research and development programs, among other things.  We expect to invest an additional R$1,895 million for such purposes throughout 2017.

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

Purchases of Electricity

Most of the electricity we sell is purchased from unrelated parties, rather than generated by our facilities.  In 2016, 10.3% of the total electricity our distribution subsidiaries acquired was purchased from our generation subsidiaries (including our joint ventures).

In 2016, we purchased 10,497 GWh of electricity from the Itaipu Power Plant, amounting to 16.4% of the total electricity we purchased.  Itaipu is located on the border of Brazil and Paraguay and is subject to a bilateral treaty between the two countries pursuant to which Brazil has committed to purchasing specified amounts of electricity.  This treaty will expire in 2023.  Electric utilities operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase a portion of the electricity that Brazil is obligated to purchase from Itaipu.  The amounts that these companies must purchase are governed by take-or-pay contracts with tariffs established in US$/kW.  ANEEL determines annually the amount of electricity to be sold by Itaipu.  We pay for energy purchased from Itaipu in accordance with the ratio between the volume established by ANEEL and our statutorily established share, regardless of whether Itaipu generates such amount of electricity, at a price of US$25.78/kW.  Our purchases represent approximately 16.9% of Itaipu’s total supply to Brazil, disregarding the two-month period purchases of electricity by our distribution subsidiary RGE Sul, which control was acquired on October 31, 2016.  This share was fixed by law according to the amount of electricity sold in 1991.  The rates at which companies are required to purchase Itaipu’s electricity are established pursuant to the bilateral treaty and fixed to cover Itaipu’s operating expenses, payments of principal and interest on its U.S. dollar-denominated debts and the cost of transmitting the power to their concession areas.

The Itaipu Power Plant has an exclusive transmission network.  Distribution companies pay a fee for the use of this network.

In 2016, we paid an average of R$192.99 per MWh for purchases of electricity from Itaipu, compared with R$279.65 during 2015 and R$132.82 during 2014.  These figures do not include the transmission fee.

We purchased 53,478 GWh of electricity in 2016 from generating companies other than Itaipu, representing 83.6% of the total electricity we purchased.  We paid an average of R$ 164.77 per MWh for purchases of electricity from generating companies other than Itaipu, compared with R$210.44 per MWh in 2015 and R$201.79 per MWh in 2014.  For more information on the Regulated Market and the Free Market, see “—The New Industry Model Law— The Regulated Market” and “—The New Industry Model Law— The Free Market”.

The following table shows amounts purchased from our suppliers in the Regulated Market and in the Free Market, for the periods indicated.

	Year Ended December 31,
	2016	2015	2014
	(in GWh)
Energy purchased for resale
Itaipu	10,497	10,261	10,417
Electric Energy Trading Chamber - CCEE	1,195	2,946	5,074
Proinfa Program	1,058	1,058	1,043
Energy purchased in the Regulated Market and through bilateral contracts	51,225	44,342	42,345
TOTAL	63,975	58,607	58,879

The provisions of our electricity supply contracts are governed by ANEEL regulations.  The main provisions of each contract relate to the amount of electricity purchased, the price, including adjustments for various factors such as inflation indexes, and the duration of the contract.

Beginning in 2013, all distribution companies in Brazil have been required to purchase electricity from generation companies whose concessions were renewed in accordance with Law 12,783/13.  The tariffs and volumes of electricity to be purchased by each distribution company, as well as the provisions of the applicable agreements between the generation and distribution companies, were set by ANEEL in the law.  Since distribution companies are required to contract in advance, through public bids, for 100% of their forecast electricity needs and are only authorized to pass through the cost of up to 105% of this electricity to consumers, any involuntary quota to be purchased from generation companies whose concessions were renewed under Law 12,783/13 that takes a distributor’s energy volume to more than 105% of its forecast would lead to additional costs for the distributor.  As a result, Normative Resolution No.  706 of March 29, 2016 provided that the costs resulting from involuntary purchase quotas above the replacement contracts can be passed on to consumers, and the energy volume can be offset from electricity auctions from existing power generation facilities in the following years.  See “Item 3.  Key Information—Risk Factors—Our operating results depend on prevailing hydrological conditions.  Poor hydrological conditions may affect our results of operations” and “Item 3.  Key Information—Risk Factors—We may not be able to fully pass through the costs of our electricity purchases and, to meet demand, we could be forced to purchase electricity in the spot market at prices substantially higher than under our long term purchase agreements”.

Transmission Tariffs.  In 2016, we paid a total of R$1,351 million in tariffs for the use of the transmission network, including Basic Network tariffs, connection tariffs and transmission of high‑voltage electricity from Itaipu at rates set by ANEEL.

Consumers and Tariffs

Consumers

We classify our consumers into five principal categories.  See note 27 to our audited annual consolidated financial statements for a breakdown of our sales by category.

  Industrial consumers.  Sales to final industrial consumers accounted for 17.7% of revenues from electricity sales in our Distribution segment in 2016.

  Residential consumers.  Sales to final residential consumers accounted for 46.2% of our revenues from electricity sales in our Distribution segment in 2016.

  Commercial consumers.  Sales to final commercial consumers, which include service businesses, universities and hospitals, accounted for 23.2% of our revenues from electricity sales in our Distribution segment in 2016.

  Rural consumers.  Sales to final rural consumers accounted for 3.6% of our revenues from electricity sales in our Distribution segment in 2016.

  Other consumers.  Sales to other consumers, which include public and municipal services such as street lighting, accounted for 9.3% of our revenue of electricity sales in our Distribution segment in 2016.

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

The following tables set forth our average retail prices for each consumer category for 2016 and 2015.  These prices include taxes (ICMS, PIS and COFINS) and were calculated based on our revenues and the volume of electricity sold in 2016 and 2015.

	Year ended December 31, 2016
	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul(1)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
		(R$/MWh)
Residential	591.80	679.76	665.32	742.37	665.54	599.01	616.72	580.38	650.89
Industrial	569.16	575.46	496.30	582.93	584.23	524.54	460.80	466.23	536.60
Commercial	571.80	609.34	654.51	734.76	650.17	567.98	577.97	531.61	617.03
Rural	322.86	419.32	332.16	275.02	404.93	352.51	379.15	353.03	382.57
Other	434.09	436.56	262.92	505.37	333.73	435.06	419.70	405.37	437.20
Total	546.79	612.09	501.75	590.87	537.89	499.18	521.06	490.20	549.57

	Year ended December 31, 2015
	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul(2)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa
		(R$/MWh)
Residential	589.00	612.81	671.50	–	639.32	574.85	584.19	543.00	652.28
Industrial	561.40	550.31	533.24	–	609.89	509.75	483.70	460.79	517.43
Commercial	557.18	569.18	655.85	–	645.61	547.01	557.46	511.06	591.04
Rural	330.76	391.27	361.01	–	408.32	354.60	367.52	337.81	389.43
Other	437.75	418.14	276.94	–	354.28	422.77	422.89	396.75	442.72
Total	543.50	565.51	518.22	–	544.61	486.10	510.87	474.80	545.21

(1)     Average retail prices of RGE Sul reflect the two-month period (November and December 2016) following our acquisition of RGE Sul on October 31, 2016.

(2)     Average retail prices of RGE Sul are not presented, since RGE Sul was not a subsidiary of our company in 2015.

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

TUSD.  The TUSD tariffs, which are set by ANEEL, consist of the three tariffs described under “Item 4.  Information on the Company—System Tariffs—TUSD”.  In 2016, tariff revenues for the use of our network by Free Consumers amounted to R$2,057 million.  The average tariff for the use of our network was R$130.88/MWh and R$119.92/MWh in 2016 and 2015, respectively, including the TUSD we charge to other distributors connected to our Distribution Networks.

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

Customer Service

We strive to provide high‑quality customer service to our distribution consumers.  We provide customer service 24 hours a day, 7 days a week.  The requests are received using a variety of platforms such as call centers, our website, SMS and our smartphone application.  In 2016, we responded to approximately 46.4 million inquiries.  We also provide customer service through our branch offices, which handled approximately 7.6 million customer requests in 2016.  The growth in electronic requests has allowed us to reduce our customer service costs and provide customer service through our call center to a larger number of customers without access to the Internet.  Following receipt of a customer service request, we dispatch our technicians to make any necessary repairs.

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

Most of our Hydroelectric Power Plants are members of the MRE, a system by which hydroelectric generation facilities share the hydrological risks of the Interconnected Power System.  Our total Installed Capacity in our Conventional Generation and Renewable Generation segments was 3,259 MW as of December 31, 2016.  Most of the electricity we produce comes from our Hydroelectric Power Plants.  We generated a total of 15,713 GWh in 2016, 17,066 GWh in 2015 and 13,658 GWh in 2014, in each case after accounting for the decrease in our participation in CPFL Renováveis as a result of its initial public offering in 2013 and the agreement with Arrow in 2014 (see “– Overview”).

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

Conventional Generation

Hydroelectric Power Plants

At December 31, 2016, our subsidiary CPFL Geração owned a 51.54% interest in the Assured Energy from the Serra da Mesa Power Plant.  Through its generation subsidiaries CERAN, BAESA, ENERCAN and Chapecoense, CPFL Geração also owned interests in the Monte Claro, Barra Grande, Campos Novos, Castro Alves, 14 de Julho and Foz do Chapecó Power Plants, which have been operational since December 2004, November 2005, February 2007, March 2008, December 2008 and October 2010, respectively.  Through CPFL Jaguari Geração, we owned a 6.93% interest in the Assured Energy from the Luis Eduardo Magalhães Power Plant.

All Installed Capacity and Assured Energy numbers stated in the discussion below refer to the full capacity of the plant in question rather than our consolidated share of such energy, which reflects our interest in the plant.

Serra da Mesa.  Our largest Hydroelectric Facility in operation is the Serra da Mesa facility, which we acquired in 2001 from ESC (formerly VBC), one of our former controlling shareholders.  Furnas began construction of the Serra da Mesa facility in 1985.  In 1994, construction was suspended due to a lack of resources, which led to a public bidding procedure in order to resume construction.  Serra da Mesa currently consists of three Hydroelectric Facilities located on the Tocantins River in the state of Goiás.  The Serra da Mesa facility began operations in 1998 and has a total Installed Capacity of 1,275 MW.  The concession for the Serra da Mesa facility is owned by Furnas, which is also the operator, and we own part of the facility.  Under Furnas’ agreement with us, which has a 30‑year term commencing in 1998, we have the right to 51.54% of the Assured Energy of the Serra da Mesa facility until 2028 even if, during the term of the concession, there is an expropriation or forfeiture of the concession or the term of the concession expires.  We sell all of such electricity to Furnas under an electricity purchase contract that was renewed in March 2014 at a price that is adjusted annually based on the IGP‑M.  This contract expires in 2028.  Our share of the Installed Capacity and Assured Energy of the Serra da Mesa facility is 657 MW and 3,030 GWh/year, respectively.  On May 30, 2014, the concession held by Furnas was formally extended to November 12, 2039.

CERAN Hydroelectric Complex.  We own a 65.0% interest in CERAN, a subsidiary that was granted a 35‑year concession in March 2001 to construct, finance and operate the CERAN hydroelectric complex.  The other shareholders are CEEE (with 30.0%) and Desenvix (with 5.0%).  The CERAN hydroelectric complex consists of three Hydroelectric Power Plants:  Monte Claro, Castro Alves and 14 de Julho.  The CERAN Hydroelectric Complex is located on the Antas River approximately 120 km north of Porto Alegre, near the city of Bento Gonçalves, in the state of Rio Grande do Sul.  The entire CERAN Hydroelectric Complex has an Installed Capacity of 360 MW and estimated Assured Energy of 1,515.5 GWh per year.  We sell our participation in the Assured Energy of this Complex to affiliates in our group.  These facilities are operated by CERAN, under CPFL Geração’s supervision.

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

Campos Novos.  We own a 48.72% interest in ENERCAN, a joint venture formed by a consortium of private and public sector companies that was granted a 35‑year concession in May 2000 to construct, finance and operate the Campos Novos Hydroelectric Facility.  The plant was constructed on the Canoas River in the state of Santa Catarina, and became fully operational in May 2007 with a total Installed Capacity of 880 MW and Assured Energy of 3,310.4 GWh per year, of which our interest is 1,612.9 GWh per year.  The other shareholders of ENERCAN are CBA (33.14%), Votorantim Metais Níqueis S.A.  (11.63%) and CEEE (6.51%).  The plant is operated by ENERCAN under CPFL Geração’s supervision.  We sell our participation in the Assured Energy of this joint venture to affiliates in our group.

Foz do Chapecó.  We own a 51.0% interest in Chapecoense, a joint venture formed by a consortium of private and public sector companies that was granted a 35‑year concession in November 2001 to construct, finance and operate the Foz do Chapecó Hydroelectric Power Plant.  The remaining 49.0% interest in the joint venture is divided among Furnas, which holds a 40.0% interest, and CEEE, which holds a 9.0% interest.  The Foz do Chapecó Hydroelectric Power Plant is located on the Uruguay River, on the border between the states of Santa Catarina and Rio Grande do Sul.  The Foz do Chapecó Power Plant became fully operational in March 2011 with 855 MW of total Installed Capacity and Assured Energy of 3,784.3 GWh per year.  We sell 40.0% of our share in the Assured Energy of this project to affiliates in our group and 60.0% through Agreements on Energy Commercialization in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEARs.  In January 2013, at the request of ANEEL, we began the process of transferring the Foz do Chapecó Substation and exclusive transmission lines to the Basic Network, thereby eliminating maintenance costs and responsibility for operation of these assets, and reducing the transmission line energy loss factor (regulatory loss).  The transfer process was completed in October 2016.

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

Thermoelectric Power Plants

We operate three Thermoelectric Power Plants.  Termonordeste, which commenced operations in December 2010, and Termoparaíba, which commenced operations in January 2011 under ANEEL authorizations, are powered by fuel oil from the EPASA complex, with total Installed Capacity of 341.5 MW and total Assured Energy of 2,169.9 GWh per year.  On December 31, 2016, we owned an aggregate 53.34% interest in Termonordeste and Termoparaíba.  The Termonordeste and Termoparaíba Thermoelectric Power Plants are located in the city of João Pessoa, in the state of Paraíba.  The electricity from these power plants was sold in CCEARs, and part of this energy was purchased by our own distributors.

The remaining facility, Carioba, has an Installed Capacity of 36 MW; however, it has been officially deactivated since October 19, 2011, as provided for in Order No.  4,101 of 2011.  We have applied to terminate the Carioba concession since ANEEL reduced the subsidy associated with the Fuel Usage Quota Account (Conta de Consumo de Combustível), or the CCC Account.  ANEEL has recommended that the MME terminate Carioba’s concession.  The MME is currently analyzing the request.  Commencing 2016 we have ceased to include Carioba in our installed capacity since the facility is inactive.

Small Hydroelectric Power Plants

At December 31, 2016, 10 of our 50 Small Hydroelectric Power Plants were under the management of two of our conventional generation subsidiaries, CPFL Geração and CPFL Centrais Geradoras.  These 10 Small Hydroelectric Power Plants reported their results within the Conventional Generation segment.  They consist of two groups of facilities:

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

The following table sets forth certain information relating to our principal conventional generation facilities in operation and the Small Hydroelectric Power Plants that reported their results within the Conventional Generation segment as of December 31, 2016:

	Holding company	Partic.	Capacity (MW)		Assured Energy (GWh)		Placed in service	Concession expires
			Our share	TOTAL	Our share	TOTAL
Hydroelectric plants:
Serra da Mesa	CPFL Geração	51.54%	657.1	1,275.0	3,029.5	5,878.0	1998	2039(1)
Monte Claro	CPFL Geração	65%	84.5	130.0	335.9	516.8	2004	2036
Barra Grande	CPFL Geração	25.01%	172.5	690.0	833.7	3,334.1	2005	2036
Campos Novos	CPFL Geração	48.72%	428.8	880.0	1,612.9	3,310.4	2007	2035
Castro Alves	CPFL Geração	65%	84.5	130.0	364.4	560.6	2008	2036
14 de Julho	CPFL Geração	65%	65.0	100.0	284.7	438.0	2008	2036
Luis Eduardo Magalhães	CPFL Jaguari de Geração	6.93%	62.5	902.5	319.7	4,613.0	2001	2032
Foz do Chapecó	Chapecoense	51%	436.1	855.0	1,930.0	3,784.3	2010	2036
SUBTOTAL ‑ Hydroelectric plants			1,991.0		8,710.8

Thermoelectric plants:
Carioba	CPFL Geração	100%	-	-	-	-	1954	2027(2)
EPASA facilities:
Termonordeste	CPFL Geração	53.34%(4)	91.1	170.8	578.5	1,084.5	2010	2042
Termoparaíba	CPFL Geração	53.34%(4)	91.1	170.8	578.9	1,084.5	2011	2042
SUBTOTAL ‑ Thermoelectric plants			182.2		1,157.4

Small Hydroelectric Plants
Cariobinha	CPFL Geração	100%	-	-	-	-	N/A	2027(2)
Lavrinha	CPFL Centrais Geradoras	100%	0.3	0.3	2.1	2.1	N/A	(3)
Macaco Branco	CPFL Geração	100%	2.4	2.4	14.5	14.5	N/A	2042
Pinheirinho	CPFL Centrais Geradoras	100%	0.7	0.7	4.2	4.2	N/A	(3)
Rio do Peixe I	CPFL Geração	100%	3.1	3.1	3.9	3.9	N/A	2042
Rio do Peixe II	CPFL Geração	100%	15.0	15.0	46.8	46.8	N/A	2042
Santa Alice	CPFL Centrais Geradoras	100%	0.6	0.6	3.6	3.6	N/A	(3)
São José	CPFL Centrais Geradoras	100%	0.8	0.8	2.1	2.1	N/A	(3)
São Sebastião	CPFL Centrais Geradoras	100%	0.7	0.7	4.6	4.6	N/A	(3)
Turvinho	CPFL Centrais Geradoras	100%	0.8	0.8	2.2	2.2	N/A	(3)
SUBTOTAL – Small Hydroelectric Plants			24.4		84.0
TOTAL – Conventional Generation			2,197.6		9,952.2

(1) The concession for Serra da Mesa is held by Furnas.  On May 30, 2014, the concession held by Furnas was formally extended to November 12, 2039.  We have a contractual right to 51.54% of the Assured Energy of this facility, under a 30‑year agreement.

(2) Inactive power plants.  On July 8, 2016, ANEEL published Order n° 1.776/2016, which recommended that MME terminate the Cariobinha UHE, without reversal of assets.

(3) Hydroelectric projects with an Installed Capacity equal to or less than 5,000 kW that are registered with the regulatory authority and the administrator of power concessions but do not require concession or authorization processes for operating.

(4) After a capital increase on January 31, 2014, the holdings of certain shareholders of the joint venture EPASA were diluted.  As per the actual Shareholders Agreement, these shareholders were entitled to repurchase shares in order to reconstitute their holdings.  This right was exercised during February 2015, and as from March 1, 2015, CPFL Geração holds 53.34% of EPASA.

Renewable Generation

At December 31, 2016, through our subsidiary CPFL Geração, we owned a 51.60% interest in CPFL Renováveis, a company resulting from an association with another Brazilian renewable energy producer, Energias Renováveis S.A., or ERSA, which holds our subsidiaries engaged in the generation of electricity from renewable sources.  Through CPFL Renováveis, in August 2011, we became the largest renewable energy generation group in Brazil in terms of Installed Capacity and capacity under construction, according to ANEEL.  We have fully consolidated CPFL Renováveis in our financial statements since August 1, 2011.  CPFL Renováveis carried out its initial public offering in July 2013, resulting in a decrease in our shareholding from 63% to 58.84%.  On October 1, 2014, CPFL Renováveis acquired 100% of the shares of DESA through an issuance of shares of CPFL Renováveis, resulting in a decrease in our shareholding of CPFL Renováveis from 58.84% to 51.61%.

CPFL Renováveis invests in independent renewable energy production sources with low environmental and social impact, such as Small Hydroelectric Power Plants, wind farms, biomass‑fueled thermoelectric Power Plants and photovoltaic solar plants, focusing exclusively on the Brazilian market.  CPFL Renováveis has extensive experience in the development, acquisition, construction and operation of electricity-generating plants using renewable energy sources.  CPFL Renováveis operates in eight Brazilian states and its business contributes to the local and regional economic and social development.

At the date of this Annual Report, CPFL Renováveis consists of the generation entities described below.  All Installed Capacity and Assured Energy numbers stated in the discussion below refer to the full capacity of the plant in question rather than our consolidated share of such energy, which only reflects our interest in the plant.

  28 subsidiaries involved in the generation of electric energy through 40 Small Hydroelectric Power Plants, consisting of (i) 39 SHPPs that are operational, with aggregate Installed Capacity of 423 MW, located in the states of São Paulo, Santa Catarina, Rio Grande do Sul, Paraná, Minas Gerais and Mato Grosso, and (ii) one SHPP (Boa Vista II), with 26.5 MW of Installed Capacity, which is under construction and scheduled to commence operations in 2020.

  49 subsidiaries involved in the generation of electric energy from wind sources.  Of this total, 43 farms, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul, are operational and have aggregate Installed Capacity of 1,260.2 MW.  The remaining two farms are under construction, scheduled to commence operations in 2018, and are expected to have Installed Capacity of approximately 48 MW.

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

Existing Installed Capacity

The following describes our existing and operational renewable generation plants:

Small Hydroelectric Power Plants

Small Hydroelectric Power Plants are plants with generation capacity between 5 MW and 30 MW and a reservoir area of up to three square kilometers.  A typical Small Hydroelectric Power Plant operates under a “run-of-river” system and as a result, it may experience idleness when the available water flow is less than the turbine inflow capacity.  If flows are greater than the equipment’s capacity, water flows through a spillway.  Small Hydroelectric Power Plants are allowed to participate in the MRE, and in this case, the amount of energy sold by the power plant depends solely on its certificate of guarantee and not on its individual energy production.

CPFL Renováveis operates 40 of our 50 (39 operational and 1 under construction) Small Hydroelectric Power Plants primarily under the concession and registration regime, all located in the state of São Paulo, Minas Gerais, Mato Grosso, Paraná, Santa Catarina and Rio Grande do Sul.

There have been several revisions, mainly consisting of reductions, to CPFL Renováveis’ Assured Energy, on account of reductions in the expected operational performance.

The automation of these power plants allows us to carry out control, supervision and operations remotely.  Since CPFL Energia acquired CPFL Renováveis’ renewable business, we have established an operational center for the management and monitoring of our power plants in Jundiaí, São Paulo.  Regarding the remote control, supervison and operation of the wind energy assets, we have also established a remote control center in Fortaleza, Ceará.

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

Despite being more complex, biomass‑fueled thermoelectric plants benefit from:  (i) expedited environmental licensing; (ii) abundant fuel in Brazil, which may come from sub‑products of other activities (e.g.  wood chips); and (iii) proximity to consumers, reducing transmission costs.  Fuel acquisition and logistics costs are significantly lower for biomass‑fueled thermoelectric plants compared to Thermoelectric Power Plants from non‑renewable sources.  Additionally, even though they are eligible for the Clean Development Mechanism established by the Kyoto Protocol (Mecanismo de Desenvolvimento Limpo or MDL), and the corresponding mechanism stablished by the Paris Agreement (Mecanismo de Desenvolvimento  Sustentável, or MDS), yet to be regulated, and have the potential to generate carbon credits, biomass-fueled thermoelectric plants installed in Brazil have encountered difficulties in obtaining approval for projects due to the issues related to the boiler format and methodology of the approval process.

We currently have eight biomass‑fueled thermoelectric plants under the authorization regime, located in the states of São Paulo, Minas Gerais, Rio Grande do Norte and Paraná.

CPFL Bioenergia.  In partnership with Baldin Bioenergia, we have constructed a co‑generation plant in the city of Pirassununga, in the state of São Paulo, that became operational in August 2010.  This co‑generation plant has total Installed Capacity of 45 MW.  The plant has an Assured Energy of 112.1 GWh and all its electricity is sold to CPFL Brasil.

CPFL Bio Formosa.  In 2009, CPFL Brasil established the Baía Formosa power plant (CPFL Bio Formosa), located in the city of Baía Formosa, in the state of Rio Grande do Norte, with total Installed Capacity of 40 MW.  The CPFL Bio Formosa plant began operations in September 2011.  Approximately 11 MWa of energy were sold in the A-5 auction (see “— The New Industry Model Law —Auctions on the Regulated Market”), with CCEARs in force until 2025.

CPFL Bio Buriti.  In March 2010, CPFL Bio Buriti, which was formed to develop electric energy generation projects using sugarcane bagasse, executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The CPFL Bio Buriti plant, located in the city of Buritizal, in the state of São Paulo, began its operations in October 2011.  The total Installed Capacity of this plant is 50 MW.  CPFL Bio Buriti has an associated PPA of 183.6 GWh in force until 2030 with CPFL Brasil.

CPFL Bio Ipê.  In March 2010, CPFL Bio Ipê, which was formed to develop electric energy generation projects using sugarcane bagasse, executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  The CPFL Bio Ipê plant, located in Nova Independência, in the state of São Paulo, began its operations in May 2012.  The total Installed Capacity of this plant is 25 MW.  This project has an associated PPA of 71.5 GWh in force until 2030 and the energy has been entirely sold to CPFL Brasil.

CPFL Bio Pedra.  In March 2010, CPFL Bio Pedra, which we formed to develop electric energy generation projects using sugarcane bagasse, executed a partnership agreement with Grupo Pedra Agroindustrial to develop new biomass generation projects.  CPFL Bio Pedra, located in Serrana, in the state of São Paulo, started operations in May 2012 with total Installed Capacity of 70 MW and Assured Energy of 213.7 GWh.  The electricity from CPFL Bio Pedra has been sold through an auction held in 2010, with CCEARs in force until 2027.

CPFL Bio Ester.  In October 2012, CPFL Renováveis completed the acquisition of the electrical energy and steam co‑generation assets of SPE Lacenas Participações Ltda., which controls the Ester Thermoelectric Power Plant, located in the municipality of Cosmópolis, in the state of São Paulo.  The assets have total Installed Capacity of 40 MW.  Around 7 MW average of co‑generation energy from the Ester Thermoelectric Power Plant was commercialized in the 2007 alternative energy sources auction, for a period of 15 years.  The remaining 3.2 MW, on average, of energy was sold on the free market for 21 years.

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

Certain regions of Brazil are more favorable in terms of wind speed, with higher average speeds and lower volatility as measured by speed variation, allowing for more predictability in the volume of wind energy to be produced.  Wind farms operate complementary to hydroelectric plants, since wind speed is usually higher in drought periods and it is, therefore, possible to preserve water from reservoirs in scarce rain periods.  The complementary operation of wind farms and Small Hydroelectric Power Plants should allow us to “stock up” on electric power in the Small Hydroelectric Power Plants’ reservoirs during periods of high wind power generation.  Estimates of Abeeólica (Brazilian Wind Power Association) indicate a wind energy potential of 500 GW in Brazil, a volume that greatly exceeds the country’s current total Installed Capacity of 10.6 GW as of December 2016 according to ANEEL, signaling a high growth potential in this segment.  Wind farms are also eligible for MDL and have the potential to generate carbon credits for sale.

We currently have 43 wind farms under the authorization regime, located in the states of Ceará, Rio Grande do Norte and Rio Grande do Sul.

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

Morro dos Ventos II:  Morro dos Ventos II wind farm, in the state of Rio Grande do Norte, has an Installed Capacity of 29.1 MW and aggregate Assured Energy of 15.3 MWavg.  This wind farm commenced operations in April 2015.

São Benedito and Campo dos Ventos Complexes.  The São Benedito Complex consists of the Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, São Domingos, Ventos do São Martinho and Santa Úrsula wind farms.  The São Domingos and Ventos de São Martinho Wind Farms, previously part of the Campo dos Ventos Complex, were allocated to the São Benedito Complex in order to increase synergies.  The Campo dos Ventos Complex consists of Campo dos Ventos I, III and V Wind Farms.  Together, they have an Installed Capacity of 231 MW and aggregate Assured Energy of 1,059.1 GWh/year.  This project has a PPA in force until 2034 for the São Benedito Complex and 2033 for the Campo dos Ventos Complex.

The following table sets forth certain information relating to our principal renewable facilities, held by CPFL Renováveis (51.60% our share) in operation as of December 31, 2016:

	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
	Our share	TOTAL	Our share	TOTAL
Small Hydroelectric plants:
Alto Irani	10.8	21.0	61.9	120.0	2008		2032
Americana	15.5	30.0	26.6	51.5	1949	2002	2027
Andorinhas	0.3	0.5	1.9	3.7	1940		(2)
Arvoredo	6.7	13.0	35.1	68.1	2010		2032
Barra da Paciência	11.9	23.0	67.3	130.4	2011		2029
Buritis	0.4	0.8	1.6	3.1	1922		2027(1)
Capão Preto	2.2	4.3	10.3	20.0	1911	2008	2027
Chibarro	1.3	2.6	7.3	14.1	1912	2008	2027
Cocais Grande	5.2	10.0	22.0	42.6	2009		2029
Corrente Grande	7.2	14.0	38.6	74.7	2011		2030
Diamante	2.2	4.2	7.2	14.0	2005		2019
Dourados	5.6	10.8	31.6	61.2	1926	2002	2027
Eloy Chaves	9.7	18.8	52.4	101.5	1954	1993	2027
Esmeril	2.6	5.0	13.0	25.2	1912	2003	2027
Figueiropolis	10.0	19.4	56.5	109.5	2010		2034
Gavião Peixoto	2.5	4.8	17.3	33.5	1913	2007	2027
Guaporé	0.4	0.7	2.5	4.9	1950		(2)
Jaguari	6.1	11.8	20.3	39.4	1917	2002	2027
Lençóis	0.9	1.7	4.7	9.1	1917	1988	2027
Ludesa	15.5	30.0	95.8	185.7	2007		2032
Mata Velha	12.4	24.0	59.2	114.8	2016
Monjolinho	0.3	0.6	0.5	1.0	1893	2003	2027(2)
Ninho da Águia	5.2	10.0	29.4	56.9	2011		2029
Novo Horizonte	11.9	23.0	47.0	91.1	2011		2032
Paiol	10.3	20.0	49.8	96.5	2010		2032
Pinhal	3.5	6.8	16.7	32.4	1928	1993	2027
Pirapó	0.4	0.8	2.6	5.1	1952		(2)
Plano Alto	8.3	16.0	44.1	85.5	2008		2032
Saltinho	0.4	0.8	3.3	6.4	1950		(2)
Salto Góes	10.3	20.0	50.2	97.2	2012		2040
Salto Grande	2.4	4.6	11.7	22.6	1912	2003	2027
Santa Luzia	14.7	28.5	83.3	161.4	2007		2037
Santana	2.2	4.3	11.8	22.9	1951	2002	2027
São Gonçalo	5.7	11.0	34.4	66.6	2010		2030
São Joaquim	4.2	8.1	22.9	44.4	1911	2002	2027
Socorro	0.5	1.0	1.4	2.7	1909	1994	2027(1)
Três Saltos	0.3	0.6	1.9	3.8	1928		2027(1)
Varginha	4.6	9.0	24.4	47.2	2010		2029
Várzea Alegre	3.9	7.5	22.1	42.7	2011		2029

SUBTOTAL ‑ Small Hydroelectric Power Plants (our share)	218	423	1,065	2,063

	Capacity (MW)		Assured Energy (GWh)		Placed in service	Facility upgraded	Concession expires
	Our share	TOTAL	Our share	TOTAL
Thermoelectric biomass plants:
Baldin (CPFL Bioenergia)	23.2	45.0	57.9	112.1	2010		2039
Bio Alvorada	25.8	50.0	81.5	157.9	2013		2042
Bio Buriti	25.8	50.0	95.0	184.1	2011		2040
Bio Coopcana	25.8	50.0	81.6	158.0	2013		2042
Bio Ester	20.6	40.0	46.1	89.4	2010		2029
Bio Formosa	20.6	40.0	49.7	96.4	2011		2032
Bio Ipê	12.9	25.0	37.0	71.7	2012		2040
Bio Pedra	36.1	70.0	110.3	213.7	2012		2046
SUBTOTAL ‑ Thermoelectric biomass plants (our share)	191	370	560	1,085

Wind farm plants
Atlântica I	15.5	30.0	59.2	114.8	2014		2046
Atlântica II	15.5	30.0	58.3	113.0	2014		2046
Atlântica IV	15.5	30.0	58.8	113.9	2014		2046
Atlântica V	15.5	30.0	61.9	120.0	2014		2046
Bons Ventos	25.8	50.0	74.0	143.4	2010		2033
Campo dos Ventos I	13.0	25.2	61.5	119.1	2016		2046
Campo dos Ventos II	15.5	30.0	67.8	131.4	2013		2046
Campo dos Ventos III	13.0	25.2	60.6	117.4	2016		2046
Campo dos Ventos V	13.0	25.2	59.2	114.8	2016		2046
Canoa Quebrada	29.4	57.0	108.8	210.9	2010		2032
Canoa Quebrada (Rosa dos Ventos)	5.4	10.5	1.7	3.3	2014		2032
Costa Branca	10.7	20.7	44.3	85.8	2014		2046
Enacel	16.3	31.5	46.2	89.6	2010		2032
Eurus I	15.5	30.0	70.1	135.8	2014		2046
Eurus III	15.5	30.0	72.8	141.0	2014		2046
Eurus VI	4.1	8.0	14.3	27.7	2011		2045
Foz do Rio Choró	13.0	25.2	33.3	64.6	2009		2032
Icaraizinho	28.2	54.6	99.8	193.4	2009		2032
Juremas	8.3	16.1	34.4	66.6	2014		2046
Lagoa do Mato	1.7	3.2	0.7	1.4	2014		2032
Macacos	10.7	20.7	44.3	85.8	2014		2046
Morro dos Ventos I	14.9	28.8	61.1	118.3	2014		2045
Morro dos Ventos III	14.9	28.8	62.9	121.8	2014		2045
Morro dos Ventos IV	14.9	28.8	61.9	120.0	2014		2045
Morro dos Ventos VI	14.9	28.8	59.2	114.8	2014		2045
Morro dos Ventos IX	15.5	30.0	64.7	125.3	2014		2045
Morro dos Ventos II	15.0	29.2	69.2	134.0	2015		2047
Paracuru	13.0	25.2	56.9	110.2	2008		2032
Pedra Preta	10.7	20.7	46.6	90.2	2014		2046
Praia Formosa	54.2	105.0	130.4	252.6	2009		2032
Santa Clara I	15.5	30.0	62.0	120.1	2011		2045
Santa Clara II	15.5	30.0	57.7	111.8	2011		2045
Santa Clara III	15.5	30.0	56.6	109.6	2011		2045
Santa Clara IV	15.5	30.0	55.6	107.8	2011		2045
Santa Clara V	15.5	30.0	56.1	108.7	2011		2045
Santa Clara VI	15.5	30.0	55.6	107.7	2011		2045
São Domingos	13.0	25.2	63.7	123.5	2016		2032
Taiba	8.5	16.5	30.3	58.8	2008		2032
Ventos de São Benedito	15.2	29.4	68.5	132.7	2016		2032
Ventos de Santo Dimas	15.2	29.4	68.5	132.7	2016		2032
Ventos de São Martinho	7.6	14.7	292.1	565.9	2016		2032
Ventos de Santa Mônica	15.2	29.4	68.5	132.7	2016		2032
Ventos de Santa Úrsula	14.1	27.3	68.5	132.7	2016		2032
SUBTOTAL ‑ Wind farms (our share)	651	1,260	2,612	5,060

Solar power plant
Tanquinho	0.6	1.1	1.0	1.7	2012		-
SUBTOTAL – Solar power plant (our share)	1	1	1	2

TOTAL (our share only)	1,060	2,054	4,236	8,208

(1) Hydroelectric projects with installed capacity equal to or less than 1,000 kW that have a concession contract.  The legislation for SHPPS with installed capacity less than 5,000 kW has changed and currently only a registration is required.  The concession contracts are valid until the concession expires.

(2) Hydroelectric projects with installed capacity equal to or less than 5,000 kW that are registered with the regulatory authority and the administrator of power concessions but do not require concession or authorization processes for operating.

Expansion of Installed Capacity

Despite the 0.9% decline in consumption in 2016 due to challenging economic environment, demand for electricity in Brazil is expected to return to growth in the coming years according to Energetic Studies Company (Empresa de Pesquisas Energéticas), or EPE.  To address this projected increase in demand and to improve our margins, we continue to expand our Installed Capacity in renewable generation.  CPFL Renováveis is constructing the Boa Vista II SHPP and the Pedra Cheirosa wind complex, which are expected to have an aggregate Installed Capacity of 75 MW (of which our consolidated share will be 39 MW).  We expect that the total generating capacity from these facilities will become fully operational by the end of 2020.

The following table sets forth information regarding these renewable generation construction projects:

Plants under development	Estimated Installed Capacity	Estimated Assured Energy	Start of Construction	Expected Start of Operations	Our Ownership	Estimated Installed Capacity Available to us	Estimated Assured Energy Available to us
	(MW)	(GWh/yr)			(%)	(MW)	(GWh/yr)
Pedra Cheirosa Complex (two companies)(1) (2)	48	229	2016	2018	51.60	25	118
Boa Vista II Small Hydro Power Plant (one company)	26.5	123	2017	2020	51.60	13	64
TOTAL	74	351				38	181

(1) Pedra Cheirosa I and II.

(2) This project was reviewed and the Installed Capacity has changed from 51 MW to 48 MW. Although the inferior installed capacity, more efficient energy generators will generate the same volume of energy.

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

Boa Vista II SHPP.  Boa Vista SHPP is located in the state of Minas Gerais.  Boa Vista SHPP is expected commence operations in 2020.  The SHPP construction commenced in February 2017.  It will have an aggregate Installed Capacity of 26 MW and aggregate Assured Energy of 123 GWh/year.  The energy was sold in the A-5/2015 Energy Auction, held in 2015.

Electricity Commercialization

We carry out electricity commercialization activities mainly through our subsidiary CPFL Brasil.  The key areas of this activity are:

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

As a retailer trade company CPFL Brasil is also responsible for the energy load of Free and Special Consumers, centralizing the management of contracts and the relationship with the Electric Energy Trading Chamber (CCEE).  Companies do not need to be CCEE members, which simplifies the process.  The focus of CPFL Brasil’s activities in retail market are potentially Free Consumers, such as retail chains, banks, supermarkets, universities, among others.

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

Services

Through CPFL Serviços, CPFL Atende, CPFL Total, CPFL ESCO, Nect, and Authi, we offer our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  Our main electricity‑related services include:

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

  Self‑production networks and energy-efficiency programs:  The self‑production networks, formerly offered by CPFL Serviços, consist of electric energy production alternatives.  They ensure supply of energy to consumers, diversify inputs and reduce costs.  It offers diesel and natural gas generators that operate only in peak periods, which reduce our customers’ electricity costs.  Its natural gas co‑generation activities include the simultaneous and sequential production of electric and thermoelectric energy using a single fuel type.  It also offers solutions in acclimatization and energy‑efficiency projects as well as distributed generation of solar energy.  After October 2014, all self-production activities were transferred to CPFL ESCO, which offers service relating to climatization, cogeneration, motive power and lighting for the creation of customized solutions in power efficiency, and promotes savings, sustainability and power security.  CPFL ESCO also offers distributed photovoltaic generation services, a source of generation that injects power into the distribution company grid directly.  This kind of generation reduces the use of the transmission system and requires less generation of centralized power plants, benefiting the consumer and the energy sector as a whole.

  Equipment recovery:  CPFL Serviços has experience in refurbishing electric assets in order to restore their efficiency.  Its familiarity with refurbishing equipment also allows it to produce distribution and high-power transformers.  In addition, it self-produces and fabricates measurement panels as well as panels for protection and command networks.

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

  Nect:  Nect provides administrative services such as human resources, materials purchasing and logistics, maintenance and administrative infrastructure for the companies within our group.  Nect aims to standardize processes and achieve productivity gains.

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

Our Concessions and Authorizations

Hydroelectric generation projects in Brazil are subject to three types of contractual framework, depending on their generation capacity:

  Pursuant to Law No.  9,074/1995 (as amended by Law No.  13,360/2016), only hydroelectric generation projects with a capacity greater than 50,000 kW are now implemented through concessions granted by ANEEL following a public bidding process (which leads to the execution of a concession agreement).  Requests to renew these concessions are examined by ANEEL on a case‑by‑case basis, according to the terms of the agreement, the public bidding note and regulations applicable at the time of the request for renewal.  ANEEL has the power to deny a request to extend a concession period.

  Hydroelectric Power Plants with capacity greater than 5,000 kW but equal to or lower than 50,000 kW now only require regulatory authorization from ANEEL, as opposed to a concession.  Authorizations are renewable at the discretion of ANEEL on a case‑by‑case basis.  ANEEL must provide justification for its decisions and any renewal must foster the public interest.

  Hydroelectric Power Plants with capacity equal to or less than 5,000 kW only require registration with ANEEL rather than a concession agreement or an authorization.

  Other generation projects such as wind farms, solar and Thermoelectric Power Plants are implemented through an authorization from ANEEL, without a public bid or concession.  The only exceptions are Thermoelectric Power Plants with a capacity greater than 50,000 kW and which have been designated as a service in the public interest:  these projects are also subject to public bidding and concession procedures, similar to hydroelectric projects with a capacity greater than 50,000 kW mentioned above.

  For further information about concessions and authorizations, see “—Concessions and Authorizations—Concessions”.

  Concessions

  We operate under concessions granted by the Brazilian government through ANEEL for our generation, transmission and distribution businesses.  We have the following concessions with respect to our distribution and transmission business:

Concession no.	Concessionaire	State	Term
014/1997	CPFL Paulista	São Paulo	30 years from November 1997
09/2002	CPFL Piratininga	São Paulo	30 years from October 1998
012/1997	RGE Sul	Rio Grande do Sul	30 years from November 1997
013/1997	RGE	Rio Grande do Sul	30 years from November 1997
021/1999	CPFL Santa Cruz	São Paulo and Paraná	30 years from July 2015
015/1999	CPFL Jaguari	São Paulo	30 years from July 2015
017/1999	CPFL Mococa	São Paulo and Minas Gerais	30 years from July 2015
018/1999	CPFL Leste Paulista	São Paulo	30 years from July 2015
019/1999	CPFL Sul Paulista	São Paulo	30 years from July 2015
003/2013	CPFL Transmissão	São Paulo	30 years from February 2013
006/2015	CPFL Morro Agudo	São Paulo	30 years from March 2015

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

  The tables below summarize our generation business concessions.  In addition to these concessions, CPFL Centrais Geradoras, as an Independent Power Producer with generating capacity of less than 5,000 kW, operates under a regulatory registration rather than a concession agreement.

  Conventional generation

	Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Hydroelectric plants
	005/2004	CPFL Geração	Serra da Mesa	Goiás	35 years from November 2004	(1)
	008/2001	CERAN	14 de Julho, Castro Alves and Monte Claro	Rio Grande do Sul	35 years from March 2001	At the discretion of ANEEL
	036/2001	Barra Grande	Barra Grande	Rio Grande do Sul	35 years from May 2001	At the discretion of ANEEL
	043/2000	ENERCAN	Campos Novos	Santa Catarina	35 years from May 2000	At the discretion of ANEEL
	005/1997	Investco	Luiz Eduardo Magalhães	Tocantins	35 years from December 1997	At the discretion of ANEEL
	128/2001	Foz do Chapecó	Foz do Chapecó	Santa Catarina and Rio Grande do Sul	35 years from November 2001	At the discretion of ANEEL

	Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Thermoelectric plants
	015/1997	CPFL Geração	UTE Carioba	São Paulo	30 years from November 1997	30 years
Small Hydroelectric Plants
	015/1997	CPFL Geração	Cariobinha (Small Hydroelectric Power Plant)	São Paulo	30 years from November 1997	30 years
	(3)	CPFL Centrais Geradoras(4)	Lavrinha (Micro Hydroelectric Power Plant)	São Paulo	(3)	-
	009/1999	CPFL Geração(5)	Macaco Branco (Small Hydroelectric Power Plant)	São Paulo	30 years (from December 2012)	(2)
	(3)	CPFL Centrais Geradoras(4)	Pinheirinho (Micro Hydroelectric Power Plant)	São Paulo	(3)	-
	010/1999	CPFL Geração(5)	Rio do Peixe I and II (Small Hydroelectric Power Plants)	São Paulo	30 years (from December 2012)	(2)
	(3)	CPFL Centrais Geradoras(4)	Santa Alice (Micro Hydroelectric Power Plant)	São Paulo	(3)	-
	(3)	CPFL Centrais Geradoras(4)	São José (Micro Hydroelectric Power Plant)	São Paulo	(3)	-
	(3)	CPFL Centrais Geradoras(4)	São Sebastião (Micro Hydroelectric Power Plant)	São Paulo	(3)	-
	(3)	CPFL Centrais Geradoras(4)	Turvinho (Micro Hydroelectric Power Plant)	São Paulo	(3)	-

  Renewable generation

	Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Small Hydroelectric Plants
	003/2011	CPFL Renováveis	Americana	São Paulo	up to November 2027	30 years
	Dispatch No. 1990	CPFL Renováveis	Andorinhas	Rio Grande do Sul	(3)	(3)
	002/2011	CPFL Renováveis	Buritis	São Paulo	up to November 2027	(3)
	002/2011	CPFL Renováveis	Capão Preto	São Paulo	up to November 2027	(3)
	002/2011	CPFL Renováveis	Chibarro	São Paulo	up to November 2027	(3)
	Resolution No. 475	CPFL Renováveis	Diamante	Mato Grosso	up to November 2027	(3)
	002/2011	CPFL Renováveis	Dourados	São Paulo	up to November 2027	30 years
	004/2011	CPFL Renováveis	Eloy Chaves	São Paulo	up to November 2027	30 years
	002/2011	CPFL Renováveis	Esmeril	São Paulo	up to November 2027	30 years
	002/2011	CPFL Renováveis	Gavião Peixoto	São Paulo	up to November 2027	(3)
	Resolution No. 1,987/2005	CPFL Renováveis	Guaporé	Rio Grande do Sul	(3)	(3)
	004/2011	CPFL Renováveis	Jaguari	São Paulo	up to November 2027	30 years
	002/2011	CPFL Renováveis	Lençóis	São Paulo	up to November 2027	(3)
	004/2011	CPFL Renováveis	Monjolinho	São Paulo	up to November 2027	(3)

Concession no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
004/2011	CPFL Renováveis	Pinhal	São Paulo	up to November 2027	30 years
Dispatch No. 1989	CPFL Renováveis	Pirapó	Rio Grande do Sul	(3)	(3)
Dispatch No. 1988	CPFL Renováveis	Saltinho	Rio Grande do Sul	(3)	(3)
003/2011	CPFL Renováveis	Salto Grande	São Paulo	up to November 2027	(3)
002/2011	CPFL Renováveis	São Joaquim	São Paulo	up to November 2027	20 years
004/2011	CPFL Renováveis	Socorro	São Paulo	up to November 2027	(3)
003/2011	CPFL Renováveis	Santana	São Paulo	up to November 2027	(3)
003//2011	CPFL Renováveis	Três Saltos	São Paulo	up to November 2027	(3)

  (1) We have the contractual right to 51.54% of the Assured Energy of this facility under a 30‑year agreement, expiring in 2028.  The concession for Serra da Mesa, held by Furnas, has been extended to November 12, 2039.  The renewal was approved by the MME in Ordinance No.  262 published on April 27, 2012.

  (2) Hydroelectric projects with an Installed Capacity greater than 5,000 kW that were granted through a concession process with the regulatory authority and the administrator of power concessions, prior to changes made by Law No.  13,360/2016.  Pursuant to Law No.  13,360/2016, only Hydroelectric Power Plants with capacity greater than 50,000 kW now require a concession; those with capacity of more than 5,000 kW up to 50,000 kW are subject to an authorization from ANEEL; and those with capacity equal to or less than 5,000 kW only require registration with ANEEL rather than a concession or authorization.

  (3) Hydroelectric projects with an Installed Capacity equal to or less than 5,000 kW that are registered with the regulatory authority and the administrator of power concessions, but do not require concession or authorization processes for operating.

  (4) Since August 29, 2013 CPFL Centrais Geradoras has held the unbundled generation activities of the Macaco Branco and Rio do Peixe I and II SHPPs, as required by Resolution No.  521/12 for their renewal, together with the generation activities of the Santa Alice, Lavrinha, São José, Turvinho, Pinheirinho and São Sebastião Micro Hydroelectric Power Plants.  Since November 17, 2016, due to changes made by Law No.  13,360/2016, hydroelectric projects with an Installed Capacity equal to or less than 5,000 kW no longer require concession or authorization processes for operating, but only registration with ANEEL.

  (5) The Macaco Branco and Rio do Peixe concessions were transfered from CPFL Centrais Geradoras to CPFL Geração in Septemer 30, 2015 (see “–Overview”).

  Authorizations

  Conventional generation

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Thermoelectric plants
	Resolution 2,277	EPASA	Termoparaíba Thermoelectric Power Plant	Paraíba	35 years from December 7, 2007	At the discretion of MME
	Resolution 2,277	EPASA	Termonordeste Thermoelectric Power Plant	Paraíba	35 years from December 12, 2007	At the discretion of MME

  Renewable generation

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Small Hydroelectric plants
	Resolution No.357	SPE Aiuruoca Energia S.A.	Aiuruoca(*)	Minas Gerais	30 years from December 23, 1999	30 years
	Resolution No. 587	SPE Alto Irani Energia S.A.	Alto Irani	Santa Catarina	30 years from October 30, 2002	30 years
	Resolution No. 606	SPE Arvoredo Energia S.A.	Arvoredo	Santa Catarina	30 years from November 7, 2002	30 years

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
	Resolution No. 348	SPE Barra da Paciência Energia S.A.	Barra da Paciência	Minas Gerais	30 years from December 20, 1999	30 years
	Resolution No.540	SPE Cachoeira Grande Energia S.A.	Cachoeira Grande(*)	Minas Gerais	30 years from October 15, 2003	30 years
	Resolution No. 349	SPE Cocais Grande Energia S.A.	Cocais Grande	Minas Gerais	30 years from December 23, 1999	30 years
	Resolution No. 17	SPE Corrente Grande Energia S.A.	Corrente Grande	Minas Gerais	30 years from January 17, 2000	30 years
	Resolution No. 198	Figueirópolis Energética S.A.	Figueirópolis	Mato Grosso	30 years from May 04, 2004	30 years
	Resolution No. 705	Ludesa Energética S.A.	Ludesa	Santa Catarina	30 years from december 17, 2002	30 years
	Resolution No. 262	Mata Velha Energética S.A.	Mata Velha	Minas Gerais	30 years from May 16, 2002	30 years
	Resolution No. 370	SPE Ninho da Águia Energia S.A.	Ninho da Águia	Minas Gerais	30 years from December 30, 1999	30 years
	Resolution No. 652	Novo Horizonte Energética S.A.	Novo Horizonte	Paraná	30 years from november 26, 2002	30 years
	Resolution No. 406	SPE Paiol Energia S.A.	Paiol	Minas Gerais	30 years from August 07, 2002	30 years
	Resolution No. 607	SPE Plano Alto Energia S.A.	Plano Alto	Santa Catarina	30 years from November 7, 2002	30 years
	Resolution No. 2510	SPE Salto Góes Energia S.A.	Salto Góes	Santa Catarina	30 years from August 19, 2010	30 years
	Resolution No.718	SPE Santa Cruz Energia S.A	Santa Cruz(*)	Minas Gerais	30 years from December 18, 2002	30 years
	Resolution No. 13	SPE São Gonçalo Energia S.A.	São Gonçalo	Minas Gerais	30 years from January 14, 2000	30 years
	Ordinance No. 352	SPE Santa Luzia Energética S.A.	Santa Luzia	Santa Catarina	35 years from December 21, 2007	30 years
	Resolution No. 355	SPE Varginha Energia S.A.	Varginha	Minas Gerais	30 years from December 23, 1999	30 years
	Resolution No. 367	SPE Várzea Alegre Energia S.A.	Várzea Alegre	Minas Gerais	30 years from December 30, 1999	30 years
	Ordinance No. 502	SPE Boa Vista II Energia S.A.	Boa Vista II	Minas Gerais	35 years from November 09, 2015	30 years
Thermoelectric biomass plants
	Resolution No. 2106	CPFL Bioenergia	Baldin Thermoelectric Power Plant	São Paulo	30 years from September 24, 2009	At the discretion of the granting authority
	Resolution No. 3714	SPE Alvorada S.A.	Alvorada Thermoelectric Power Plant	Minas Gerais	30 years from October 29, 2012	At the discretion of the granting authority
	Resolution No. 2643	CPFL Bio Buriti S.A.	Buriti Thermoelectric Power Plant	São Paulo	30 years from December 16, 2010	At the discretion of the granting authority
	Resolution No. 3328	SPE Coopcana S.A.	Coopcana Thermoelectric Power Plant	Paraná	30 years from February 14, 2012	At the discretion of the granting authority
	Resolution No.117	Lacenas Participações Ltda.	Ester Thermoelectric Power Plant	São Paulo	30 years from May 21, 1999	At the discretion of the granting authority
	Resolution No. 259	CPFL Bio Formosa S.A.	Baía Formosa Thermoelectric Power Plant	Rio Grande do Norte	30 years from May 15, 2002	At the discretion of the granting authority
	Resolution No. 2375	CPFL Bio Ipê S.A.	Ipê Thermoelectric Power Plant	São Paulo	30 years from May 3, 2010	At the discretion of the granting authority
	Ordinance No. 129	CPFL Bio Pedra S.A.	Pedra Thermoelectric Power Plant	São Paulo	35 years from February 28, 2011	At the discretion of the granting authority

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Wind farm plants
	Ordinance No. 134	Atlântica I Parque Eólico S.A.	Atlântica I	Rio Grande do Sul	35 years from February 28, 2011	At the discretion of the granting authority
	Ordinance No. 148	Atlântica II Parque Eólico S.A.	Atlântica II	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
	Ordinance No. 147	Atlântica IV Parque Eólico S.A.	Atlântica IV	Rio Grande do Sul	35 years from March 04, 2011	At the discretion of the granting authority
	Ordinance No. 168	Atlântica V Parque Eólico S.A.	Atlântica V	Rio Grande do Sul	35 years from March 22, 2011	At the discretion of the granting authority
	Resolution No. 093	Bons Ventos Geradora de Energia S.A.	Bons Ventos	Ceará	30 years from March 10, 2003	At the discretion of the granting authority
	Ordinance No. 257	Campo dos Ventos II Energias Renováveis S.A.	Campo dos Ventos II	Rio Grande do Norte	35 years from April 18, 2011	At the discretion of the granting authority
	Resolution No.3967	Campo dos Ventos I Energias Renováveis S.A.	Campo dos Ventos I	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No.3968	Campo dos Ventos III Energias Renováveis S.A.	Campo dos Ventos III	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No.3969	Campo dos Ventos V Energias Renováveis S.A.	Campo dos Ventos V	Rio Grande do Norte	30 years from March 26, 2013	At the discretion of the granting authority
	Resolution No. 680	Bons Ventos Geradora de Energia S.A.	Canoa Quebrada	Ceará	30 years from December 11, 2002	At the discretion of the granting authority
	Resolution No. 329	Rosa dos Ventos Geração e Comercialização de Energia S.A.	Canoa Quebrada	Ceará	30 years from June 19, 2002	At the discretion of the granting authority
	Ordinance No. 585	SPE Costa Branca Energia S.A.	Costa Branca	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
	Resolution No. 625	Bons Ventos Geradora de Energia S.A.	Enacel	Ceará	30 years from November 13, 2002	At the discretion of the granting authority
	Ordinance No. 264	Desa Eurus I S.A.	Eurus I	Rio Grande do Norte	35 years from April 19, 2011	At the discretion of the granting authority
	Ordinance No. 266	Desa Eurus III S.A.	Eurus III	Rio Grande do Norte	35 years from April 27, 2011	At the discretion of the granting authority
	Ordinance No. 749	Eurus VI Energias Renováveis Ltda.	Eurus VI	Rio Grande do Norte	35 years from August 25, 2010	At the discretion of the granting authority
	Resolution No. 306	SIIF Cinco Geração e Comercialização de Energia S.A.	Foz de Choró	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
	Resolution No. 454	Eólica Icaraizinho Geração e Comercialização de Energia S.A.	Icaraizinho	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
	Ordinance No. 556	SPE Juremas Energia S.A.	Juremas	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority
	Resolution No. 340	Rosa dos Ventos Geração e Comercialização de Energia S.A.	Lagoa do Mato	Ceará	30 years from June 26, 2002	At the discretion of the granting authority
	Ordinance No. 557	Macacos Energia S.A.	Macacos	Rio Grande do Norte	35 years from September 29, 2011	At the discretion of the granting authority

Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
Ordinance No. 664	Desa Morro dos Ventos I S.A.	Morro dos Ventos I	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Ordinance No. 373	Desa Morro dos Ventos II S.A.	Morro dos Ventos II	Rio Grande do Norte	35 years from June 12, 2012	At the discretion of the granting authority
Ordinance No. 685	Desa Morro dos Ventos III S.A.	Morro dos Ventos III	Rio Grande do Norte	35 years from August 04, 2010	At the discretion of the granting authority
Ordinance No. 686	Desa Morro dos Ventos IV S.A.	Morro dos Ventos IV	Rio Grande do Norte	35 years from August 04, 2010	At the discretion of the granting authority
Ordinance No. 663	Desa Morro dos Ventos VI S.A.	Morro dos Ventos VI	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Ordinance No. 665	Desa Morro dos Ventos IX S.A.	Morro dos Ventos IX	Rio Grande do Norte	35 years from July 27, 2010	At the discretion of the granting authority
Resolution No. 460	Eólica Paracuru Geração e Comercialização de Energia S.A.	Paracuru	Ceará	30 years from August 28, 2002	At the discretion of the granting authority
Ordinance No. 584	Pedra Preta Energia S.A.	Pedra Preta	Rio Grande do Norte	35 years from October 14, 2011	At the discretion of the granting authority
Resolution No. 307	Eólica Formosa Geração e Comercialização de Energia S.A.	Praia Formosa	Ceará	30 years from June 05, 2002	At the discretion of the granting authority
Ordinance No. 609	Santa Clara I Energia Renováveis Ltda.	Santa Clara I	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 683	Santa Clara II Energia Renováveis Ltda.	Santa Clara II	Rio Grande do Norte	35 years from August 05, 2010	At the discretion of the granting authority
Ordinance No. 610	Santa Clara III Energia Renováveis Ltda.	Santa Clara III	Rio Grande do Norte	35 years from July 02, 2010	At the discretion of the granting authority
Ordinance No. 672	Santa Clara IV Energia Renováveis Ltda.	Santa Clara IV	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Ordinance No. 838	Santa Clara V Energia Renováveis Ltda.	Santa Clara V	Rio Grande do Norte	35 years from October 11, 2010	At the discretion of the granting authority
Ordinance No. 670	Santa Clara VI Energia Renováveis Ltda.	Santa Clara VI	Rio Grande do Norte	35 years from July 30, 2010	At the discretion of the granting authority
Resolution No. 4592	Santa Mônica Energias Renovaveis Ltda.	Santa Mônica	Rio Grande do Norte	30 years from April 01, 2014	At the discretion of the granting authority
Resolution No. 4591	Santa Ursula Energias Renovaveis Ltda.	Santa Úrsula	Rio Grande do Norte	30 years from March 31, 2014	At the discretion of the granting authority

Resolution No. 778	Bons Ventos Geradora de Energia S.A.	Taíba Albatroz	Ceará	30 years from December 24, 2002	At the discretion of the granting authority
Resolution No. 4563	São Benedito Energias Renovaveis Ltda.	Ventos de São Benedito	Rio Grande do Norte	30 years from March 07, 2014	At the discretion of the granting authority
Resolution No. 4562	Ventos de Santo Dimas Energias Renovaveis Ltda.	Ventos de Santo Dimas	Rio Grande do Norte	30 years from March 07, 2014	At the discretion of the granting authority

	Authorization no.	Independent Power Producers / Concessionaire	Plant	State	Term	Maximum renewal period
	Resolution No. 4572	Ventos de São Martinho Energias Renovaveis Ltda.	Ventos de São Martinho	Rio Grande do Norte	30 years from March 21, 2014	At the discretion of the granting authority
	Ordinance No. 387	Pedra Cheirosa I Energia S.A.	Pedra Cheirosa I	Ceara	35 years from August 04, 2014	At the discretion of the granting authority
	Ordinance No. 359	Pedra Cheirosa II Energia S.A.	Pedra Cheirosa II	Ceara	35 years from July 23, 2014	At the discretion of the granting authority
Solar power plants
	Of.ANEEL No. 961/2012	SPE CPFL Solar 1 Energia S.A.	Tanquinho	São Paulo	Undetermined(**)	Undetermined(**)

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

Properties

Our principal properties consist of hydroelectric generation plants.  Due to the adoption of IFRS, we have reclassified our distribution companies’ fixed assets, comprised mainly of substations and distribution networks, partially as intangible assets and partially as financial assets of concession.  The net book value of our total property, plant and equipment as of December 31, 2016 was R$9,713 million.  No single one of our properties produces more than 10.0% of our total revenues.  Our facilities are generally adequate for our present needs and suitable for their intended purposes.

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

The Brazilian Power Industry

According to the ANEEL, as of December 31, 2016, the Installed Capacity of power generation in Brazil was 150,390 MW.  Historically, approximately 65% of the total Installed Capacity in Brazil has derived from Hydroelectric Power Plants.  Large Hydroelectric Power Plants tend to be far from the consumption centers.  This requires construction of large transmission lines at high and extra‑high voltage (230 kV to 750 kV) that often cross the territory of several states.  Brazil has a robust electric grid system, with more than 133,000 km of transmission lines with voltage equal to or greater than 230 kV and processing capacity of over 325,000 MVA from the state of Rio Grande do Sul through the state of Amazonas.

According to the EPE, electricity consumption in Brazil decreased by 0.9% in 2016, reaching 464,001 GWh.  The MME and the EPE estimate that electricity consumption will grow by 4% per year, however, until 2024.  According to the ten-year expansion plan published by the MME and the EPE in order to satisfy this expected growth in demand, Brazil’s Installed Capacity is expected to reach 206.4 GW by 2024, of which 117.0 GW (56.7%) is projected to be hydroelectric, 33.0 GW (16.0%) is projected to be thermoelectric and nuclear and 56.4 GW (27.3%) is projected to be from other renewable sources.

Currently, approximately 31% of the Installed Capacity in Brazil is owned by Eletrobras, a joint capital and publicly traded company controlled by the Brazilian government.  We are the third largest private player within the electricity generation sector, with 2.2% of the market share.

The Distribution segment in Brazil remains fragmented, with six companies controlling approximately 51% of the market.  We are the largest player, with 14.3% of the electricity distribution market.

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

Concessions and Authorizations

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

In the power generation sector, Independent Power Producers and self‑generators hold an authorization as opposed to a concession.  Independent Power Producers and self‑generators do not receive public service concessions or permits to render public services.  Rather, they are granted authorizations or specific concessions to explore water resources that merely allow them to produce, use or sell electric energy.  Each authorization granted to an Independent Power Producer or self‑generators sets forth the rights and duties of the authorized company.  Authorized companies have the right to ask ANEEL to carry out expropriations on their behalf, and to their benefit, are subject to ANEEL’s supervision and prior approval in the event of a change in their controlling interests.  Moreover, early unilateral termination of the authorization entitles the authorized company to seek compensation from the granting authority for damages suffered.  Authorizations have a term of up to 35 years, and can be renewed, at the discretion of the granting authority, for up to 20 years, pursuant to Law No.  9,074/1995.

An Independent Power Producer may sell part or all of its output to customers on its own account and at its own risk.  A self‑generator may, upon specific authorization by ANEEL, sell or trade any excess energy it is unable to consume.  Independent Power Producers and self‑generators are not granted monopoly rights and are not subject to price controls, with the exception of specific cases.  Independent Power Producers compete with public utilities and among themselves for large customers, pools of customers of distribution companies or any customers not served by a public utility.  Independent Power Producers and concessionaire companies are subject to a series of penalties for the failure to comply with provisions of the authorizations.  The following penalties may be applied:  (i) warning notices; (ii) fines per breach of up to 2.0% of the annual revenues generated by the relevant authorization, or, if the relevant authorization is non-operational, up to 2.0% of the estimated value of the energy that would have been produced for the 12 months prior to the breach; (iii) injunctions related to construction activities; (iv) restrictions on the operation of existing facilities and equipment; (v) intervention; or (vi) termination of the authorization.

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

  Special Free Consumers are individual or groups of consumers whose contracted energy demand is between 500 kV and 3 MW.  We refer to consumers who have exercised this option as “Special Free Consumers”.  Special Free Consumers may only purchase energy from renewable sources:  (i) Small Hydroelectric Power Plants with capacity superior to 5,000 kW and equal or inferior to 30,000 kW, (ii) hydroelectric generators with capacity superior to 5,000 kW and equal or inferior to 50,000 kW, under the independent power production regime; (iii) generators with capacity limited to 3,000 kW, and (iv) alternative energy generators (solar, wind and biomass enterprises) with system capacity not greater than 50,000 kW.  State‑owned generators may sell electricity to Free Consumers; however, unlike private generators, they may only do so through an auction process.

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

Since 2005, CCEE has conducted 23 auctions for new generation projects, 16 auctions specifically for existing power generation facilities, three auctions for alternative generation projects and nine auctions for biomass and wind power generation, qualified as “reserve energy”.  No later than August 1 of each year, distributors must provide their estimated electricity demand for the five subsequent years.  Based on this information, the MME establishes the total amount of electricity to be traded in the auction and decides which generation companies may participate in the auction.  The auction is carried out in two phases via an electronic system.  As a general rule, contracts entered into in an auction have the following terms:  (i) from 15 to 30 years from commencement of supply in cases of new generation projects; (ii) from one to 15 years beginning in the year following the auction in cases of existing power generation facilities; (iii) from 10 to 30 years from commencement of supply in cases of alternative generation projects; (iv) and a maximum of 35 years for the reserve energy, being usually negotiated for 20-year contracts.

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

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands at the lowest price in “A‑5” auctions and “A‑3” auctions.  The regulation establishes the following limitations on the ability of distribution companies to pass through costs to consumers:  (i) no pass‑through of costs for electricity purchases that exceed 105% of actual demand; (ii) limited pass‑through of costs for electricity purchases in an “A‑3” auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity; (iii) limited pass‑through of electricity acquisition costs from new electricity generation projects, if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; and (iv) full pass‑through of costs for electricity purchases from existing facilities in the “A‑1” auction if the purchase is higher than the minimum limit of 96%.  The MME establishes the maximum acquisition price for electricity generated by existing projects that is included in auctions for the sale of electricity to distributors; and, if distributors do not comply with the obligation to fully contract their demand, the pass‑through of the costs from energy acquired in the spot market will be the lower of the spot price (Preço de Liquidação de Diferenças), or PLD, and the Annual Reference Value.

The PLD is used to valuate the energy traded in the spot market.  It is calculated for each submarket and load level on a weekly basis and it is based on the marginal cost of operation.  The maximum value of PLD is set at R$533.82, according to ANEEL’s Resolution 2,190/2016.  Before such Resolution, the maximum value of PLD was R$422.56 (Resolution No.  2,002/2015) and R$388.48 (Resolution No.  1,832/2014).

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

Electricity distribution concessionaires are entitled to periodic revisions of their tariffs usually every four or five years.  These revisions are aimed at:

  assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession, incentivizing concessionaires to increase their efficiency levels, and determining the “X factor”, which consists of three components:

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

Due to the poor hydrological conditions that have been observed since 2013, red tariff flags have been applied from introduction of this system in January 2015 until February 2016.  Due to improvement of hydrological conditions observed in the beginning of 2016, a yellow tariff flag was applied for the month of March and green tariff flags were applied from April to October 2016.  In November, a yellow tariff flag was applied but in December a green tariff flag was applied once again.  Although this mechanism mitigates the cash flow mismatch in part, it may be insufficient to cover the thermoelectric energy supply costs, and distributors still bear the risk of cash flow mismatches in the short term.

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

Fee for the Use of Water – CFURH

The New Industry Model Law requires that holders of a concession and authorization to use water resources must pay a fee of 7.00% of the value of the energy they generate by using such facilities.  This charge must be paid to the federal district, states and municipalities where the plant itself or the plant’s reservoir is located.

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

Two important drivers of our financial performance are our operating income margin and cash flows from our regulated distribution business.  In recent years, our regulated distribution business has produced reasonably stable margins, and its cash flows, while sometimes subject to short‑term variability, have been stable over the medium term.  Nevertheless, there are factors beyond our control that can have a significant impact, positive or negative, on our financial performance.  We face periodic changes in our tariff structure, resulting from the periodic regulatory review of our tariffs.  In 2015, ANEEL set a new methodology for the fourth cycle of periodic reviews.  For CPFL Piratininga, which had its periodic review in October 2015, tariffs were increased.  For CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which had their periodic reviews in March 2016, average tariffs were also increased.  Periodic tariff reviews will be held for CPFL Paulista and RGE Sul in April 2018 and for RGE in June 2018.  See “—Background—Periodic Revisions —RTP”.

In February 2014, CPFL Renováveis acquired the Rosa dos Ventos wind farms (the Canoa Quebrada and Lagoa do Mato fields), with 13.7 MW of Installed Capacity.  In June 2014, the Macacos Complex (composed of the Macacos, Juremas, Pedra Preta and Costa Branca Wind Farms), commenced operations with 78.2 MW of Installed Capacity.

In February 2014, CPFL Renováveis entered into an agreement with Arrow, an investment fund, to acquire Arrow’s indirect subsidiary DESA, through the issuance and exchange of 61,752,782 new common shares of CPFL Renováveis to Arrow on October 1, 2014.  As a result of this transaction, our interest in CPFL Renováveis was reduced from 58.84% to 51.61%.  DESA has been operating with installed power of 278 MW and has renewable generation construction projects with Installed Capacity of 53 MW, whose operations are expected to start in 2017.  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2014 reflect the impact of this change in shareholding and consolidation.

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

In May 2016, two generation facilities at the Mata Velha SHPP commenced operations, over a year and a half ahead of schedule.  Mata Velha, located in Unaí, in the state of Minas Gerais, has Installed Capacity of 24 MW and average physical guarantee of 13.1 MW.  According to the A-5 auction of 2013, the plant’s energy trading agreement took effect in January 2017.  Since the plant was completed ahead of schedule, a free market sale agreement was signed, valid until the A-5 2013 agreement took effect.

On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A.  (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.  The transaction closed on October 31, 2016, and the financial results of RGE Sul are reflected in our consolidated financial statements for November and December 2016.  The purchase price after adjustment amounted to R$1,592 million.  After accounting for R$95 million in cash and cash equivalents acquired within RGE Sul, our net cash outflow on acquisition of RGE Sul was R$1,497 million.

In December 2016, the last 15 of 110 wind turbines of the Campo dos Ventos wind complex (consisting of the São Domingos, Ventos de São Martinho and Campo dos Ventos I, III and V Wind Farms) and São Benedito wind complex (consisting of the Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica and Santa Úrsula Wind Farms) started to enter into operations.  The first wind turbines commenced operations in May 2016.  The complexes have 231 MW of Installed Capacity.  The Campo dos Ventos and São Benedito wind farms are located in the state of Rio Grande do Norte.  By the end of 2020, when we expect the Boa Vista SHPPs and Pedra Cheirosa wind complex to become operational, we expect our total Installed Capacity to reach 3,297 MW.

Background

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs.  In 2016, sales to Captive Consumers represented 67.9% of the volume of electricity we delivered and 72.8% of our operating revenues, compared to 69.7% of the volume of electricity we delivered and 65.7% of our operating revenues in 2015.  These proportions may decline if consumers migrate from captive to free status.

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

Tariffs are determined separately for each of our nine distribution subsidiaries as follows:

  Our concession agreements provide for an annual adjustment to take account of changes in our costs, which for this purpose are divided into costs that are beyond our control (known as Parcel A Costs) and costs that we can control (known as Parcel B Costs).  Parcel A Costs include, among other things, increased prices under long‑term supply contracts, and Parcel B Costs include, among others, the return on investment related to our concessions and their expansion, as well as maintenance and operational costs.  Our ability to fully pass through our electricity acquisition costs to Final Consumers is subject to:  (a) our ability to accurately forecast our energy needs and (b) a ceiling linked to a reference value, the Annual Reference Value.  The Annual Reference Value is the weighted average of electricity acquisition costs resulting from electricity prices of all public auctions carried out by ANEEL and CCEE in the Regulated Market for electricity to be delivered five and three years from any such auction and only applies during the first three years following the commencement of delivery of the acquired electricity.  See “Item 4.  Information on the Company—The Brazilian Power Industry—The New Industry Model Law” for a more detailed description of all the limitations on the ability of distribution companies to fully pass through their electricity acquisition costs to Final Consumers.  Under agreements that were in force before the enactment of these regulatory reforms, we pass through the costs of acquired electricity subject to a ceiling determined by the Brazilian government.  The annual adjustment of tariffs occurs every April for CPFL Paulista and RGE Sul, every June for RGE, every October for CPFL Piratininga and as from February 2016, every March for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari (prior to February 2016, the tariff adjustments for these distribution concessionaries occurred every February).  There is no annual adjustment in a year with a periodic revision.

  Our concession agreements provide for a periodic revision (revisão periódica), every five years for CPFL Paulista, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, RGE and RGE Sul, and every four years for CPFL Piratininga in order to restore the financial equilibrium of our tariffs as contemplated by the concession agreements and to determine a reduction factor (known as the X factor) in the amount of any increase to Parcel B Costs passed on to all of our consumers.  ANEEL’s Resolution No.  457/2011 has established the methodology to be applied to the third periodic revision cycle (2011 to 2014).  As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.  For additional information, see “Item 3.  Risk Factors— The tariffs that we charge for sales of electricity to Captive Consumers and the tariffs for using the distribution system that we charge to Free and Special Consumers are determined by ANEEL pursuant to concession agreements with the Brazilian government, so our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us” and “Item 4.  Information on the Company—The Brazilian Power Industry—Distribution Tariffs”.

  Brazilian law also provides for an extraordinary revision (revisão extraordinária) to take account of unforeseen changes in our cost structure.  The last extraordinary revisions took place on January 24, 2013 and February 27, 2015.  The 2013 event aimed to adjust our tariffs as a result of the changes introduced by Law No.  12,783/13.  Law No.  12,783/13 reduced the CDE Account charge and eliminated the CCC and RGR charges, therefore reducing the Parcel A Costs (energy prices, charges for the use of the Basic Network and regulatory charges, which we pass on to our consumers).  In 2015, tariffs were increased to take into account the extraordinary costs due to the full dispatch of thermal plants and distributors’ involuntary exposure.  No extraordinary revision occurred in 2016.

Annual Adjustment — RTA

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007.  The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2013 through the date of this annual report.  Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.  See “—Background—Brazilian Economic Conditions”.

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment(1)	4.53%	9.69%	‑10.66%	(6)	12.15%	‑1.83%	7.96%	6.98%	10.76%
Regulatory adjustment (2)	0.95%	‑2.27%	0.34%	(6)	‑2.82%	8.83%	‑1.47%	‑4.71%	‑8.06%
Total adjustment	5.48%	7.42%	‑10.32%	(6)	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	(6)	9.89%	2.00%	‑4.74%	‑3.16%	1.17%
Regulatory adjustment (2)	2.62%	3.92%	2.99%	(6)	4.96%	‑4.07%	‑2.93%	‑2.35%	‑4.90%
Total adjustment	17.18%	19.73%	21.82%	(6)	14.86%	‑2.07%	‑7.67%	‑5.51%	‑3.73%
2015
Economic adjustment(1)	37.31%	40.22%(4)	-8.07%	(6)	22.01%	28.90%	28.82%	30.24%	40.07%
Regulatory adjustment (2)	4.14%	16.15%(4)	4.31%	(6)	12.67%	‑5.55%	‑8.02%	‑5.36%	‑1.61%
Total adjustment	41.45%	56.37%(4)	-3.76%	(6)	34.68%	23.34%	20.80%	24.88%	38.46%
2016
Economic adjustment(1)	-0.29%	-5.35%	-0.67%	(6)	11.59% (5)	11.90% (5)	17.01% (5)	16.89% (5)	17.01% (5)
Regulatory adjustment (2)	10.18%	-7.19%	-0.81	(6)	10.92% (5)	4.67% (5)	4.03% (5)	7.46% (5)	12.45% (5)
Total adjustment	9.89%	-12.54%	-1.48%	(6)	22.51% (5)	16.57% (5)	21.04% (5)	24.35% (5)	29.46% (5)
2017
Economic adjustment(1)	2.13%	(3)	(3)	(3)	1.37%	3.45%	3.18%	0.98%	3.88%
Regulatory adjustment(2)	-2.93%	(3)	(3)	(3)	-2.65%	-1.80%	-2.42%	0.66%	-1.83%
Total adjustment	-0.80%	(3)	(3)	(3)	-1.28%	1.65%	0.76%	1.64%	2.05%

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

(3)       Annual adjustments for RGE and RGE Sul occurs in June and for CPFL Piratininga, in October.

(4)       Represents the effect of Periodic Revisions – RTP for CPFL Piratininga that occurred in 2015, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.

(5)       Represents the effect of Periodic Revisions – RTP for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari that occurred in 2016, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.  Additionally, on February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari to March every year.

(6)       Tariffs defined prior to the acquisition of RGE Sul.

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

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos.  648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015.  The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers.  Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula.  Compared to the previous tariff cycle, the new methodology positively impacted our financial condition and results of operations.

As of 2016, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First cycle		Second cycle		Third cycle		Fourth cycle
	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment	Adjustment date	Economic adjustment
		(%)		(%)		(%)		(%)
CPFL Paulista	April 2003	20.66	April 2008	-14.00	April 2013	4.67(3)	April 2018	(4)
CPFL Piratininga	October 2003	10.14	October 2007	-12.77	October 2011	-3.95(1)(3)	October 2015	40.14
RGE	April 2003	27.96	April 2008	2.34	June 2013	-10.27(3)	June 2018	(4)
RGE Sul	April 2003	(5)	April 2008	(5)	April 2013	(5)	April 2018	(4)
CPFL Santa Cruz	February 2004	17.14	February 2008	-14.41	February 2012	4.16 (1)(2)	March 2016	11.59
CPFL Mococa	February 2004	21.73	February 2008	-7.60	February 2012	7.18 (1)(2)	March 2016	11.90
CPFL Leste Paulista	February 2004	20.10	February 2008	-2.18	February 2012	-2.00 (1)(2)	March 2016	17.01
CPFL Sul Paulista	February 2004	12.29	February 2008	-5.19	February 2012	-4.48 (1)(2)	March 2016	16.89
CPFL Jaguari	February 2004	-6.17	February 2008	-5.17	February 2012	-7.15 (1)(2)	March 2016	17.01

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

(4)   The fourth cycle of periodic revisions for CPFL Paulista and RGE Sul will take place in April 2018 and for RGE will take place in June 2018.

(5)   Tariffs defined prior to the acquisition of RGE Sul.

Extraordinary Tariff Adjustment – RTE

Pursuant to Law No.  12,783/13, commencing January 24, 2013, an RTE process was issued enabling all distributors to pass on to consumers the effects of the renewal of generation and transmission concessions and the reduction in regulatory charges.

The table below shows the impact of this extraordinary tariff adjustment on our subsidiaries:

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	(1)	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	(1)	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	(1)	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

(1)   Tariffs defined prior to the acquisition of RGE Sul.

Pursuant to Resolution No.  1,858/2015, tariffs were increased as follows to take into account the extraordinary costs incurred by the distribution companies due to full dispatch of thermal plants:

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz(1)	CPFL Mococa(1)	CPFL Leste Paulista(1)	CPFL Sul Paulista(1)	CPFL Jaguari(1)
2015
Economic adjustment	0.0%	0.0%	0.0%	(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	32.28%	29.78%	37.16%	(2)	5.16%	11.81%	14.52%	17.02%	16.80%
Total adjustment	32.28%	29.78%	37.16%	(2)	5.16%	11.81%	14.52%	17.02%	16.80%

(1)   On April 7, 2015 ANEEL changed, through Resolution No.  1,870/2015, the Extraordinary Tariff Review – RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz.  This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account.  The rates resulting from this rectification entered into force on April 8, 2015.

(2)   Tariffs defined prior to the acquisition of RGE Sul.

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

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long‑term contracts executed in the Regulated Market are:  (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2016, we purchased 63,975 GWh, compared to 58,607 GWh in 2015. Prices under long‑term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take‑or‑pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2016, we purchased 10,497 GWh of electricity from Itaipu (16.4% of the electricity we purchased in terms of volume), as compared to 10,261 GWh (17.5% of the electricity we purchased in terms of volume) in 2015.  See “Item 4.  Information of the Company—Purchases of Electricity”.  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

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

On November 25, 2014, ANEEL approved an amendment to distribution concession contracts.  On December 10, 2014, our nine distribution subsidiaries signed this addendum.  This amendment introduced a new clause providing compensation for any outstanding balance (assets or liabilities) related to insufficient collection or reimbursement through the tariffs resulting from termination of the concession.  This provision, which comes into effect once an addendum to each specific concession contract is executed, provides that the concessionaire has the unconditional right (or obligation) to receive (or deliver) cash or another financial instrument in respect of this amount.  See note 8 to our audited annual consolidated financial statements.

Operating Segments

As discussed in note 31 to our audited annual consolidated financial statements, we present our financial results in five operating segments:  (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; (iv) commercialization; and (v) services.

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

The profitability of each of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represented 78.7% of our net operating revenue in 2016 (compared with 82.0% in 2015), but its contribution to our net income was smaller at 46.3% of our net income for the year, as further explained in “Results of Operations—2016 compared to 2015—Net Income” below (by comparison, our Distribution segment accounted for 71.5% of our net income in 2015 and 95.3% in 2014).

The contributions of our Distribution, Conventional Generation, Renewable Generation, Commercialization and Services segments to the net operating revenues and net income for the years ended December 31, 2016, 2015 and 2014 are presented in the following table:

	Distribution	Conventional Generation	Renewable Generation	Commercialization	Services
2016
Net operating revenue	78.7%	5.2%	8.8%	10.9%	2.1%
Net income	46.3%	57.4%	-16.0%	12.8%	6.1%
2015
Net operating revenue	82.4%	4.8%	7.8%	8.7%	1.4%
Net income	71.5%	32.3%	-6.4%	10.1%	5.9%
2014
Net operating revenue	79.2%	6.8%	7.9%	12.5%	2.0%
Net income	95.3%	12.2%	-19.0%	15.3%	3.2%

Our Conventional Generation Sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation Sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant.  All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs.  As a result, in the year ended December 31, 2016, our Renewable Generation Sources segment provided 17.4% of our operating income, but due to the significant financing costs incurred to finance these projects, the segment’s contribution to net income was negative (-16.0%).  As of December 31, 2016, 2.4% of the property, plant and equipment in our Renewable Generation Sources segment was under construction, compared to 8.9% as of December 31, 2015.

Our Commercialization segment sells electricity to Free Consumers and other concessionaires or licensees.

Our Services segment offers our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost-effectiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value‑added services from and to one another.  In particular, our Conventional Generation Sources, Renewable Generation Sources, Commercialization and Services segments all sell electricity and provide services to our Distribution segment.  Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another within a segment, which is reflected in the column entitled “Elimination” in the table below.  However, the analysis of results by segment would be inaccurate if the same elimination were carried through with respect to sales between segments.  As a result, sales, costs and expenses from one segment to another have not been eliminated in the discussion of results by segment below.

We present below selected financial information of our five reportable segments as of and for the years ended December 31, 2016, 2015 and 2014:

	Distribution	Conventional Generation Sources	Renewable Generation Sources	Commercialization	Services	Other (*)	Elimination	Total
2016
Net Revenue	15,017,166	593,775	1,334,571	2,024,350	81,595	60,633	-	19,112,089
(-) Inter-segment Revenues	22,526	409,338	338,357	62,757	318,770	8,661	(1,160,410)	-
Income from electric energy service	1,253,557	671,631	439,961	158,829	65,363	(66,734)	-	2,522,608
Financial income	781,365	182,574	132,653	31,513	10,742	61,655	-	1,200,503
Financial expense	(1,331,973)	(562,196)	(667,344)	(24,761)	(5,272)	(62,432)	-	(2,653,978)
Income before taxes	702,950	603,424	(94,730)	165,581	70,832	(67,510)	-	1,380,547
Income tax/social contribution	(295,748)	(98,530)	(46,311)	(53,225)	(17,019)	9,343	-	(501,490)
Net Income	407,202	504,894	(141,041)	112,357	53,813	(58,167)	-	879,057
Total Assets(**)	22,887,786	5,310,924	12,427,137	466,021	345,372	701,103	-	42,138,343
Capital Expenditures and other intangible assets	1,200,586	24,044	929,768	3,713	42,952	4,199	-	2,205,262
Depreciation and Amortization	(591,334)	(126,596)	(553,169)	(3,779)	(12,870)	(3,417)	-	(1,291,166)

2015
Net Revenue	16,945,222	572,553	1,262,297	1,716,348	55,547	47,246	-	20,599,212
(-) Inter-segment Revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Income from electric energy service	1,556,770	542,738	460,772	124,933	30,617	(70,396)	-	2,645,434
Financial income	740,628	110,018	131,354	42,840	44,098	74,310	-	1,143,247
Financial expense	(1,256,801)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)	-	(2,551,110)
Income before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)	-	1,454,454
Income tax/social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)	-	(579,177)
Net Income	625,964	282,783	(56,398)	88,104	51,625	(116,802)	-	875,277
Total Assets(**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586	-	40,532,471
Capital Expenditures and other intangible assets	868,495	6,910	493,584	2,432	39,176	17,199	-	1,427,796
Depreciation and Amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)	-	(1,279,902)

2014
Net Revenue	13,752,040	722,623	982,613	1,790,822	151,037	61	-	17,399,196
(-) Inter-segment Revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Income from electric energy service	1,695,773	482,214	231,280	205,108	45,072	(26,119)	-	2,633,327
Financial income	448,277	84,884	98,991	29,543	6,380	117,720	-	785,794
Financial expense	(838,387)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)	-	(1,968,503)
Income before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)	-	1,510,304

	Distribution	Conventional Generation Sources	Renewable Generation Sources	Commercialization	Services	Other (*)	Elimination	Total
Income tax/social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)	-	(623,860)
Net Income	844,400	107,820	(168,087)	136,003	28,543	(62,236)	-	886,443
Total Assets(**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454	-	35,144,436
Capital Expenditures and other intangible assets	702,386	14,419	250,803	3,531	90,707	22	-	1,061,868
Depreciation and Amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)	-	(1,159,964)

(*)   Refers to recorded assets and transactions that are not related to any of our operating reportable segments.

(**) Intangible assets (net of amortization) recorded at the parent company level, allocated to their respective segments.

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

Some factors may significantly affect demand for electricity, depending on the category of consumers:

  Residential and Commercial Consumers.  These segments are highly affected by weather conditions, labor market performance, income distribution and credit availability, amongst other factors.  Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales.  Conversely, rising unemployment and decreasing household income tend to reduce demand and depress our sales.

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

The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Growth in GDP (in reais) (1)	(3.6%)	(3.8%)	0.2%
Unemployment rate ‑ % average(2)	12.6%	8.5%	6.8%
Credit to individuals (non‑earmarked resources) ‑ % GDP	12.9%	13.5%	15.1%
Growth in Retail Sales	(6.4%)	(4.0%)	2.2%
Growth (contraction) in Industrial Production	(7.1%)	(8.1%)	(3.2%)
Inflation (IGP‑M)(3)	7.2%	10.5%	3.7%
Inflation (IPCA)(4)	6.3%	10.7%	6.4%
Average exchange rate–US$1.00(5)	R$3.483	R$3.339	R$2.360
Year‑end exchange rate–US$1.00	R$3.259	R$3.905	R$2.656
Depreciation (appreciation) of the real vs. U.S. dollar	(16.5%)	47.0%	13.4%

Sources:  Focus Report, Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)    Source:  Focus Report.

(2)   Unemployment rate based on the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(3)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(4)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE) and the reference for inflation targets set forth by the Brazilian Monetary Council (Conselho Monetário Nacional, or CMN).

(5)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The years 2015 and 2016 in Brazil were marked by severe economic contraction, ongoing political crisis and poor economic indicators.  These factors, combined with adjustments to government spending budgets, resulted in negative GDP growth of 3.6% in 2016 and 3.8% in 2015, according to the Brazilian Central Bank.  In March 2017 the government announced that the last three months of 2016 marked the eighth consecutive quarter of negative GDP growth, the longest period of recession on record.

As a result, employment levels, household income and debt service costs – all of which are key drivers for energy consumption – continued to worsen during 2016.  For example, the number of formal job vacancies fell by 7% from 2015 to 2016 according to a report by CAGED – Cadastro Geral de Empregados e Desempregados.

The devaluation of the real and the increasing risk affecting Brazil resulted in successive downgrades of the country’s credit rating:  Standard & Poor’s (September 2015 and February 2016); Fitch Ratings (December 2015 and May 2016); Moody’s Investors Service (February 2016). These devaluations reflected the poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings. These classifications reflect, among other factors, the outlook for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our plants are located, our operational performance and our level of debt.  Our rating were reduced in 2016 from AA+ to AA- by Standard and Poor’s as a result of the downgrading of Brazil’s investment grade due to changes in economic and political scenarios, as mentioned in the paragraph above. Despite the downgrading of Brazil’s investment grade in September 2015, Fitch Ratings did not reduce our rating in 2016, have maintained it at AA. As of the date of this report, our ratings from both agencies have been sustained.

Reclassification of information for 2015 and 2014

Data for 2014 and 2015 have been restated to reflect a change in presentation of the line item representing Changes in expected cash flows from Concession Financial Assets, which relates to our Distribution segment.  Starting in 2016 this line item has been included in Other operating revenues, within Net operating revenue, together with the other income related to the core activity of Distribution Segment.  This item was previously presented as part of Net financial income.  We believe the new presentation could more properly reflects the business model of electricity distribution and provides a better representation of our operational and financial performance.  The reclassification does not affect total assets, equity, net income or cash flows.  For further information on this reclassification, see note 2.7 to our audited consolidated financial statements.

Results of Operations—2016 compared to 2015

Net Operating Revenues

Compared to the year ended December 31, 2015, our net operating revenues decreased 7.2% (or R$1,487 million) to R$19,112 million in the year ended December 31, 2016.  This decrease in operating revenue primarily reflected a negative variation of R$4,601 million in the Sector Financial Assets and Liabilities and the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset, both discussed in the section “Other Operating Revenue” below.

The above-mentioned decreases were offset by:  (i) a decrease of R$2,031 million in deductions from operating revenues, discussed in the section “Deductions from operating revenues” below; (ii) an increase of R$836 million in other operating revenues, discussed in “Other Operating Revenue” below; and (iii) an increase of R$573 million in our gross operating revenues from sales to Final Consumers, discussed in “Sales by Destination” below.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to Final Consumers (that is, our billed supply, which includes TUSD revenue from captive consumers) increased 2.4% (or R$573 million) in the year ended December 31, 2016, to R$23,998 million.  Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our nine distribution subsidiaries, as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below.  Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial categories.

Distribution companies’ tariffs are adjusted every year, in percentages that are specific to each category of consumer.  The month in which the annual tariff adjustment becomes effective varies, impacting both the year in which the tariff adjustment takes place as well as the following year.  The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  RGE Sul, which has been included in our consolidated income statements since November 1, 2016, has its annual tariff adjustment in April.

In the year ended December 31, 2016, overall average energy prices decreased by 0.8%, mainly due to the combined effect of:  (i) the adoption of a green tariff flag during most of 2016, leading to a reduction of the average tariff when compared to the red tariff flag that applied in most of 2015; and (ii) the combined positive effect of tariff adjustments for 2015 and 2016 (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) for our distribution subsidiaries (discussed under “Regulated Distribution Tariffs”).  Overall average prices for Final Consumers in 2016 were higher for all consumer classes:

  Residential and commercial consumers.  With respect to Captive Consumers (which represent 98.5% of the total amount sold to this category in our consolidated financial statements), average prices increased 3.5% for residential and 3.8% for commercial, due to the positive average overall tariff adjustment, offset in part by lower prices linked to the green flag during most of 2016, as described above.  With respect to Free Consumers (which consists of commercial consumers only), the average price decreased 2.9%.

  Industrial consumers.  Average prices increased 0.5%, mainly due to tariff adjustments and the adoption of the green flag during most of 2016 as described above.  With respect to Free Consumers, the average price for industrial consumers decreased 1.9%.  The decrease in the average price for industrial consumers was due to the tariff decrease, which resulted from renegotiations of tariffs in contracts with Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2016 increased 3.3% compared to the year ended December 31, 2015.  This increase represents the combined effect of:

(i) an increase of 33.5% (or 1,638 GW) in the volume of energy sold to Conventional Free Consumers (driven by increases of 1,210 GW to industrial and 421 GW to commercial consumers) by our commercialization subsidiaries, as a result of migration of consumers from Captive to the Free Consumer category;

(ii) an increase of 405 GW in the volume of enery from renewable sources sold to Special Free Consumers (those consumers whose contracted energy demand between 500 kV and 3 MW, who may purchase energy from renewable sources only);

(iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 1,141 GW, compared with no contribution in 2015;

(iv) these effects were offset in part by a reduction of 4.2% (or 1,686 GW) in the volume sold by our distribution subsidiaries (other than RGE Sul, as discussed above) to Captive Consumers, mainly in the industrial (1,097 GW) and commercial (557 GW) categories, due to migration of some of these consumers to the “Free Consumer” category.

The volume sold to residential and commercial categories, which accounts for 65.8% for our sales to Final Consumers, increased by 1.9% (or 308 GW) and 5.0% (or 461 GW), respectively.  These increases were due to the combined effect of:

  Residential:  (i) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 426 GW sold to residential consumers, compared to no volume in 2015; (ii) offset in part by a reduction of 0.7% (or 118 GW) of the volume sold by our distribution subdidiaries (excluding RGE Sul) to the residential category, due to an increase in unemployment, decreasing real incomes and an increase in electricity tariffs.

  Commercial:  (i) an increase of 421 GW in the volume of energy sold to the commercial category by our commercialization subsidiaries, due to migration of consumers from captive to the free market; (ii) an increase of 405 GW in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, whose contracted energy demand is between 500 kV and 3 MW, and are allowed to purchase energy only from renewable sources; (iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 191 GW sold to comercial consumers, compared to no volume in 2015; and (iv) partly offset by a reduction of 6.2% (or 557 GW) of energy sold to commercial consumers by our distribution subsidiaries, reflecting the migration of some consumers from the captive to the free market, as well as the impact of macroeconomic factors such as the increase in unemployment.

The volume sold to industrial consumers, which represented 22.0% of our sales to Final Consumers in 2016 (compared with 23.6% in 2015), increased by 2.1% in the year ended December 31, 2016 compared to the year ended December 31, 2015.  Volumes to Captive Consumers in this category decreased 11.5%, which represents the net effect of a decrease of 1,097 GW related to our distribution subsidiaries (except RGE Sul) offset in part by 162 GW contributed by RGE Sul in the last two months of 2016 (compared to no volume in 2015).  The net decrease reflects the migration of industrial consumers from the captive to the free market.  Regarding Free Consumers, volumes sold increased by 26.2% (or 1,210 GW), reflecting the same migration of consumers, as well as improvements in Brazilian economic conditions during 2016.

Sales to wholesalers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to wholesalers in the year ended December 31, 2016 decreased 1.2% (or R$41 million) to R$3,496 million (11.4% of gross operating revenues), due mainly to a decrease of 26.7% (or R$233 million) in sales of energy in the spot market (driven by lower average prices despite an increase of 43.9% in our volume sold).  This decrease was offset by:  (i) an increase of 6.6% (or R$148 million) in sales of electricity to other concessionaires and licensees, which represents the net effect of an increase of 15.0% in the volume of energy sold and a decrease of 7.2% in the average price compared to 2015; and (ii) an increase of 9.9% (or R$48 million) in sales of electricity from our facility Serra da Mesa to Furnas, driven by an increase of 9.6% in the average price, with the volume remaining relatively stable.  For more information on net operating revenues from our segments, see “—Sales by Segment”.

                Other operating revenues

As mentioned above, commencing 2016 the line item representing Changes in expected cash flows from Concession Financial Assets (which relates to our Distribution segment) has been included in Other operating revenues, within Net operating revenue, together with the other income related to its core activity.  This item was previously presented as part of Net financial expense.  Data for 2015 and 2014 have been restated to reflect this reclassification.

Compared to the year ended December 31, 2015, our other gross operating revenues (other than TUSD revenue from captive consumers) decreased 55% (or R$3,901 million) to R$3,189 million in the year ended December 31, 2016 (10.4% of our gross operating revenues), mainly due to:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which represented an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015.  This expense reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession.  This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to take account of lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue.  The decrease in this item in 2016 was driven mainly by a decrease of R$930 million in contributions to the Energy Development Account – CDE, a decrease of R$752 million related to electric energy cost and a decrease of R$731 million related to the pass-through from Itaipu.  For further information, see note 8 to our audited annual consolidated financial statements; and

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.7 and 3.1 of our audited annual consolidated financial statements).

These decreases were partially offset by:

(i) the increase of 41.4% (or R$370 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements);

(ii) an increase of 29.4% (or R$307 million) in revenue from construction of concession infrastructure; and

(iii) an increase of 8.4% (or R$159 million) in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers due to annual tariff adjustment on such contracts.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue.  The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 37.9% of our gross operating revenue in the year ended December 31, 2016 and 39.9% in the year ended December 31, 2015.  Compared to the year ended December 31, 2015, these deductions decreased by 14.8% (or R$2,031 million) to R$11,672 million in 2016, mainly due to:  (i) a decrease of R$1,366 million in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of R$609 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements); and (iii) a decrease of 10.9% (or R$323 million) in PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation basis for these taxes).  These decreases were partially offset by an increase of 5.3% (or R$249 million) in ICMS tax, as a result of the increase in our billed supply.

Sales by segment

Distribution

Compared to the year ended December 31, 2015, net operating revenues from our Distribution segment decreased 11.4% (or R$1,928 million) to R$15,040 million in the year ended December 31, 2016.  This decrease primarily reflected the decrease of R$4,011 million in gross operating revenue, due to the following fluctuations:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which posted an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015 (see “Other Operating Revenues” above);

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see “Other Operating Revenues” above); and

(iii) a decrease of R$56 million in sales to wholesalers, driven by a decrease of 49.6% in the average price of energy sold in the spot market despite significant increases in our volume of energy sold;

partially offset by:

(i) an increase of R$370 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account;

(ii) an increase of R$295 million in revenue from construction of concession infrastructure;

(iii) an increase of R$160 million in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers; and

(iv) an increase of 0.6% (or R$136 million) in revenue from sales to Final Consumers due to the combined effect of the R$677 million contribution from RGE Sul in the last two months of 2016 and the R$218 million positive average tariff adjustment from residential consumers, partially offset by a R$751 million reduction from commercial and industrial consumers due mainly to the migration of some of these consumers from the captive to the free market.

These negative effects on gross operating revenue from our Distribution segment were partially offset by a decrease of 15.6% (R$2,083 million) in deductions from the segment’s operating revenues, mainly due to:  (i) a decrease of 76.1% (R$1,366 million) in deductions related to tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of 15.4% (R$609 million) in contributions made to the CDE Account due to new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements); and (iii) a decrease of 13.8% (R$367 million) in deductions related to PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation base for these taxes).  These decreases were partially offset by an increase of 5.4% (R$247 million) in ICMS tax, as a result of the increase in our billed supply.

                                Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2016 amounted to R$1,003 million, an increase of 2.0% (or R$20 million) compared to R$984 million in the year ended December 31, 2015, due mainly to the price-driven increase of 9.9% (R$48 million) in revenue from sales from our facility Serra da Mesa to Furnas.  This increase was partially offset by:  (i) a decrease of 4.5% (R$26 million) in revenue from sales to our distribution subsidiaries, which represents the net effect of a decrease of 15.2% in the volume sold offset by increases in average selling prices; and (ii) an increase of 5.8% (R$5 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2016 amounted to R$1,673 million, an increase of 4.7% (or R$75 million) compared to R$1,598 million in the year ended December 31, 2015.  This increase was due mainly to:  (i) an increase of R$90 million in revenue from Free Consumers in the Commercial sector, to R$96 million compared with R$6 million in 2015, driven by new volumes, principally from Special Free Consumers migrating from the captive market, offset by a decrease in average selling prices; and (ii) an increase of 4.5% (R$70 million) in revenue from sales to other concessionaires and licensees, driven by increases in average selling prices.

These increases were partially offset by:  (i) a decrease of 56.7% (R$56 million) in revenue from energy sold in the spot market, driven by a significant decrease in average selling prices despite an increase of 14.8% in our volume of energy sold; (ii) a decrease of 58.1% (R$20 million) in other operational revenues in 2016, due principally to the fact that 2015 included R$29 million in insurance claims paid out to CPFL Bio Pedra and CPFL Coopcana; and (iii) an increase of 6.6% (R$6 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

The increase of volume of energy sold both for free consumers and in the spot market reflects the commencement of operations at the Campos do Ventos and São Benedito Wind Complexes in April and July 2016, respectively.

                                Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2016 amounted to R$2,087 million, an increase of 16% (or R$288 million) compared to R$1,799 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of 23.9% (R$254 million) in revenue from Industrial Free Consumers, driven by an increase of 26.2% in volumes; (ii) an increase of 212.8% (or R$97 million) in revenue from Commercial Free Consumers, driven by an increase of 222.3% in volumes; and (iii) an increase of R$57 million in other operational revenue, which reflected an indemnification payment received from generation companies that did not deliver the amounts of energy contracted for 2016.

These increases were partially offset by:  (i) a decrease of 63.6% (R$101 million) in revenue from sales in the spot market, driven by a 45.7% decrease in volume; and (ii) an increase of 16.4% (R$30 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis of calculation for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2016 amounted to R$400 million, an increase of 35.9% (or R$106 million) compared to R$295 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of R$67 million in revenues from construction and maintenance services; (ii) an increase of R$35 million in revenues from administrative and IT outsourcing; and (iii) an increase of R$28 million in revenues from rental of generation assests and from consulting and management services related to energy efficiency improvements. These increases were partially offset by: (i) a decrease of R$19 million in revenues from collections and payment services of our subsidiary CPFL Total; and (ii) an increase of 53.8% (or R$9 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in our gross operating revenues (the basis of calculation for these taxes).

Income from Electric Energy Service by Destination

                Cost of Electric Energy

Electricity purchased for resale.  Our costs for the purchase of energy for resale decreased 16.9% (or R$1,998 million) in the year ended December 31, 2016, to R$9,849 million (59.4% of our total operating costs and operating expenses) compared with R$11,847 million for the year ended December 31, 2015 (representing 66.0% of our total operating costs and operating expenses), mainly due to a decrease of 23.8% in average prices, reflecting:

(i) a decrease of R$844 million in purchases of energy from Itaipu, reflecting a decrease of 31.0% in the average price of energy purchased (in reais), itself caused by a 32.3% decrease in the tariff (which is established on an annual basis by ANEEL in US$/kW) and 4.3% depreciation in the average rate of the real against the U.S. dollar during 2016 compared with 2015, offset by a 2.3% increase in the volume of energy purchased;

(ii) a decrease of 72.5% (or R$711 million) in cost of energy purchased in the spot market, driven by a decrease of 43.7% in volume purchased; and

(iii) a decrease of 7.1% (or R$655 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 15.5% in the volume of energy purchased, which was more than offset by reductions in average purchase prices.

These decreases were partially offset by a decrease of R$209 million (or 17.1%) in PIS and COFINS tax credits related to purchases of energy.

Electricity network usage charges.  Our charges for the use of our transmission and distribution system decreased 7.8% (or R$114 million) to R$1,351 million in the year ended December 31, 2016, mainly as a result of:  (i) a decrease of R$193 million in System Service Charges; and (ii) a decrease of R$13 million in Basic Network Charges.  These decreases were partially offset by (i) an increase of R$52 million in Reserve Energy Charges; (ii) an increase of R$29 million in Connection Charges; and (iii) a decrease of R$11 million in tax credits related to network usage charges (which represents an increase in electricity network usage charges).  For further information about electricity network usage charges, see note 28 to our audited annual consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2015, our other costs and operating expenses increased 16.1% (or R$747 million) to R$5,389 million in the year ended December 31, 2016, mainly due to the following events:  (i) an increase of 29.4% (or R$307 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 16.5% (or R$155 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements as well as a 33.6% increase in our number of employees at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iii) an increase of 16.5% (or R$92 million) in expenses related to outsourced services; (iv) an increase of R$67 million in expenses related to disposal of assets; (v) an increase of 6% (or R$59 million) in depreciation and amortization expenses; (vi) an increase of 35.7% (or R$50 million) in inventory consumption; and (vii) an increase of 39% (or R$49 million) in allowance for doubtful accounts.

Those increases were offset by:  (i) an decrease of 31% (or R$82 million) in legal, judicial and indemnity expenses; and (ii) a decrease of 15.7% (or R$48 million) in expenses from Intangible Assets of Concession amortization.

                Income from Electric Energy Service

Compared to the year ended December 31, 2015, our income from electric energy service decreased 4.6% (or R$122 million) to R$2,523 million in the year ended December 31, 2016, since our net operating revenue decreased by more in absolute terms (R$1,491 million) than the decrease in our cost of generating and distributing electric energy and other operating costs and expenses (R$1,368 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2015, income from electric energy service from our Distribution segment decreased 19.5% (or R$303 million) to R$1,254 million in the year ended December 31, 2016.  As discussed above, net operating revenues from the segment decreased by 11.4% (or R$1,928 million) while costs and operational expenses related to the segment decreased by 10.5% (or R$1,625 million).  The main contributing factors to the changes in costs and operational expenses were as follows:

Electricity costs.  Compared to the year ended December 31, 2015, electricity costs decreased 18.3% (or R$2,187 million), to R$9,760 million in the year ended December 31, 2016. The cost of energy purchased for resale decreased 19.6%, (or R$2,065 million), reflecting: (i) a decrease of 29.4% (or R$844 million) in purchases of energy from Itaipu, as described above; (ii) a decrease of 10.2% (or R$805 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 11.8% in the volume of energy purchased, which was more than offset by lower prices; and (iii) a decrease of 74.4% (or R$628 million) in the cost of energy purchased in the spot market and from PROINFA contracts driven by a decrease of 60.5% in the volume purchased.  These decreases were partially offset by a decrease of 19.6% (or R$211 million) in PIS and COFINS tax credits related to purchases of energy.

In addition, charges for the use of the transmission and distribution system decreased 8.8% (or R$122 million) mainly due to:  (i) a decrease of 34.5% (or R$191 million) in System Service Charges costs; and (ii) a decrease of R$16 million in Basic Network Charges cost.  These decreases in charges for the use of the transmission and distribution system were partially offset by:  (i) an increase of 95.2% (or R$52 million) in Reserve Energy Charges costs; (ii) an increase of 32.6% (or R$19 million) in Connection Charges costs; and (iii) a decrease of 8.2% (or R$11 million) in tax credits related to network usage charges (which represents an increase in electricity network usage charges).

Other costs and operating expenses.  Compared to the year ended December 31, 2015, our other costs and operating expenses for the Distribution segment increased 16.2% (or R$562 million), to R$4,026 million in the year ended December 31, 2016, mainly due to (i) an increase of 29.3% (or R$295 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 24.2% (or R$128 million) in expenses related to outsourced services; (iii) an increase of 11.3% (or R$74 million) in personnel expenses due to the impact of a collective bargaining as well as and a 52.2% increase in the number of employees in this segment at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iv) an increase of 38.4% (or R$47 million) in expenses related to provision for doubtful receivables; (v) an increase of 7.8% (or R$36 million) in depreciation and amortization expenses; (vi) an increase of 30.3% (or R$29 million) in expenses from inventory and equipment consumption; (vii) an increase of 93.1% (or R$26 million) in expenses related to loss on disposal of noncurrent assets; and (vii) an increase of 46.2% (or R$15 million) in expenses related to regulatory fines.  These increases were partially offset by a decrease of 21.1% (or R$52 million) in legal, judicial and indemnity expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Conventional Generation segment increased 23.7% (or R$129 million) to R$672 million in the year ended December 31, 2016.  This increase was mainly due to an increase of 2% in net operating revenue (or R$20 million, as discussed in the section “Sales by Segment” above), combined with the decrease of 24.9% (or R$110 million) in costs and operational expenses, reflecting mainly a decrease of R$127 million in electricity purchased for resale, driven by a 30.2% decrease in volumes combined with lower prices in comparison with the period ended December 31, 2015.  This decrease was partially offset by an increase of 7.2% (or R$16 million) in other costs and operating expenses, mainly due to:  (i) recognition of R$7 million expense related to amortization of GSF costs and (ii) an increase of 30% (or R$5 million) in expenses from asset leasing.

Generation (renewable sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Renewable Generation segment decreased 4.5% (or R$21 million) to R$440 million for the year ended December 31, 2016.  This decrease was mainly due to the increase of 8.4% (or R$95 million) in costs and operational expenses, which exceeded in absolute terms the increase of 4.5% (or R$75 million) in net operating revenue (as discussed in the section “Sales by Segment” above).

The increase in costs and operational expenses mainly reflects:  (i) an increase of R$75 million in expenses related to impairment charges (R$40 million) and other write-downs of noncurrent assets (R$35 million); (ii) an increase of 21.2% (or R$32 million) in expenses for outsourced services; (iii) an increase of 4.5% (or R$17 million) in depreciation and amortization expenses; (iv) an increase of 21.8% (or R$12 million) in personnel expenses due to the collective bargaining agreement negotiated; and (v) an increase of 14.4% (or R$11 million) in charges for use of the transmission and distribution system.

These increases in costs were partially offset by a decrease of 62.2% (or R$89 million) in cost from energy purchased in the Free Market driven by decreases in average prices.

Commercialization

Compared to the year ended December 31, 2015, income from electric energy service from our Commercialization segment increased 27.1% (or R$34 million), to R$159 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 16% (or R$288 million) in net operating revenues of the segment, as discussed in “Sales by Segment” section above, which exceeded the increase of 15.2% (or R$254 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to an increase of 17.4% (or R$307 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 26.2% in the volume of energy purchased partly offset by lower purchase prices.  This increase was partly offset by:  (i) a reduction of 98.2% (or R$32 million) in the cost of energy purchased in the free market, driven by lower average prices and a 22.8% reduction in the volume of energy purchased; and (ii) an increase of 15.3% (or R$25 million) in tax credits related to energy purchases (which represents an increase in electricity network usage charges).

Services

Compared to the year ended December 31, 2015, income from electric energy service from our Services segment increased 113.5% (or R$35 million), to R$65 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 35.9% (or R$106 million) in net operating revenues, as discussed in “Sales by Segment” section above, which exceeded the increase of 26.9% (or R$71 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to:  (i) the increase of R$41 million in personnel expenses due to an increase in the number of employees and due to collective bargaining agreements; and (ii) an increase of R$29 million in expenses from purchases of operating materials and equipment.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2015, our net financial expense increased 3.2% (or R$46 million), from R$1,408 million in 2015 to R$1,453 in the year ended December 31, 2016, mainly due to an increase of R$103 million in our financial expenses, partly offset by an increase of R$57 million in our financial income.

The reasons for the increase in financial expenses are:  (i) an increase of 5% (or R$86 million) in debt charges; (ii) an increase of R$24 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (iii) an increase of 2.4% (or R$17 million) in financial expenses from monetary and exchange adjustments.  These increases in financial expenses were partially offset by an increase of 49.4% (or R$23 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The increase in financial income is mainly due to following reasons:  (i) an increase of 41.2% (or R$195 million) in income from financial investments; (ii) an increase of 14% (or R$30 million) in interest and fine payments; and (iii) an increase of 21.6% (or R$26 million) in income from monetary and exchange adjustments.  These increases were partially offset by (i) a reduction of 79.9% (or R$130 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) a decrease of 58.4% (or R$49 million) in income from adjustment of escrow deposits; and (iii) a decrease of R$25 million in adjustment of tax credits.

At December 31, 2016, we had R$16,452 million (compared with R$14,793 million at December 31, 2015) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates.  The CDI interbank rate increased to 14% in 2016, compared to 13.2% in 2015; and the TJLP increased to 7.5% in 2016, compared to 7% in 2015.  We also had the equivalent of R$5,502 million (compared with R$6,940 million at December 31, 2015) of debt denominated in foreign currency, principally U.S. dollars.  In order to reduce the exchange rate risk with respect to this foreign currency‑denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased to R$501 million in the year ended December 31, 2016 compared with R$579 million in the year ended December 31, 2015.  Our effective rate of 36.3% on pretax income in the year ended December 31, 2016 was higher than the official rate of 34%, principally due to our inability to use certain tax loss carryforwards.  This unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2015, and due to the factors discussed above, net income increased 0.4% (or R$4 million), to R$879 million in the year ended December 31, 2016.

Net Income by Segment

In the year ended December 31, 2016, 46.3% of our net income derived from our Distribution segment, 57.4% from our Generation from Conventional Sources segment, negative 16% from our Generation from Renewable Sources segment, 12.8% from our Commercialization segment, 6.1% from our Services segment and negative 6.6% from Other.  For the equivalent contributions from our segments in 2015 and 2014, see the table under “Background – Operating Segments” earlier in this Item 5.

Distribution

Compared to the year ended December 31, 2015, net income from our Distribution segment decreased 34.9%, (or R$219 million), to R$407 million in the year ended December 31, 2016, as a result of a decrease of 19.5% (or R$303 million) in income from electric energy service and an increase of 6.7% (or R$35 million) in net financial expenses, partly offset by a decrease of 28.7% (or R$119 million) in Income and Social Contribution Taxes expenses.

The increase in the segment’s net financial expenses was mainly due to:

  an increase of R$75 million in financial expenses, mainly due to an increase of R$108 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness, partially offset by an decrease of R$31 million in other financial expenses, mainly interest on intercompany loans and Tax on Financial Transactions (Impostos sobre Operações Financeiras or IOF); partly offset by an increase of R$41 million in financial income, mainly due to:  (i) an increase of 126.5% (or R$207 million) in income from financial investments; and (ii) an increase of 13.6% (or R$29 million) in arrears of interest and fines.  These increases were partly offset by:  (i) a decrease of 79.6% (or R$130 million) in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); and (ii) a reduction of 56.6% (or R$48 million) in income from adjustment of escrow deposits.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 78.5% (or R$222 million) to R$505 million during the year ended December 31, 2016 from R$283 million for the year ended December 31, 2015.  This increase is mainly due to:  (i) the increase of 23.7% (or R$129 million) in income from electric energy service; (ii) the increase of 43.6% (or R$95 million) in equity interests in joint ventures (see note 13 to our audited annual consolidated financial statements); and (iii) a decrease of 13.6% (or R$60 million) in net financial expenses.  These increases were partially offset by an increase of 162.3% (or R$61 million) in Income and Social Contribution Taxes expenses.

The decrease in net financial expenses was due mainly to:  (i) an increase of 102.9% (or R$52 million) in income from financial investments; and (ii) an increase of 106.1% (or R$35 million) in positive monetary and exchange variations.  These increases were partially offset by an increase of R$13 million in debt charges and negative monetary and exchange variations, due mainly to the increase in our indebtedness level.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment increased by 150.1% (or R$85 million) to R$141 million in the year ended December 31, 2016 compared to net loss of R$56 million in 2015, mainly due to the combined effect of the decrease of 4.5% (or R$21 million) in income from electric energy service and an increase of 14.3% (or R$67 million) in net financial expenses and, slightly offset by a decrease of R$3 million in Income and Social Contribution Taxes expenses.

The increase in net financial expenses was driven by an increase of R$92 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$22 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

Commercialization

Compared to the year ended December 31, 2015, net income from our Commercialization segment increased 27.5% (or R$24 million), to R$112 million in the year ended December 31, 2016, reflecting the combined effect of an increase of 27.1% (or R$34 million) in the income from electric energy service and a slight decrease of R$2 million of net financial income, partly offset by an increase of R$12 million in Income and Social Contribution Taxes expenses.

Services

Compared to the year ended December 31, 2015, net income from our Services segment increased 4.2% (or R$2 million), to R$54 million in the year ended December 31, 2016.  This relatively stable number reflects an increase of 113.5% (or R$35 million) in the segment’s income from electric energy service, partially offset by a decrease of 86.1% (or R$34 million) in net financial income (driven mainly by a decrease of R$37 million in income from financial investments due to the reduction in average bank account balances).  Income and social contribution taxes expenses for the segment decreased by R$1 million.

Results of Operations—2015 compared to 2014

Net Operating Revenues

Compared to the year ended December 31, 2014, our net operating revenues increased 18.4% (or R$3,200 million) in the year ended December 31, 2015, amounting to R$20,599 million.  The increase in operating revenue primarily reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas.  In addition, we recognized an increase of R$1,596 million in revenue related to Sector Financial Assets and Liabilities, which equaled R$2,507 million in 2015 compared with R$911 million in 2014. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to receive cash from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our audited annual consolidated financial statements).  This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue.  The increase in this item in 2015 was principally driven by the depreciation of the real, leading to a future adjustment in tariffs to take account of the increased expenses in purchasing energy (in U.S. dollars) from the Itaipu generation facility.

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

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 49.7% (or R$7,777 million) in the year ended December 31, 2015, to R$23,425 million.  Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our eight distribution subsidiaries as well as TUSD revenue from the use of our network by Captive Consumers, both being subject to tariff adjustment, as described below.

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

  Residential and commercial consumers.  With respect to Captive Consumers (which represent 99.7% of the total amount sold to this category in our consolidated financial statements), average prices increased 53.6% for residential and 54.9% for commercial, due to the positive average overall tariff adjustment, as described above.  With respect to Free Consumers (which comprises only commercial consumers) the average price increased 31.6%.

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

Sales to wholesalers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to wholesalers increased 12.5% (or R$392 million) to R$3,537 million in the year ended December 31, 2015 (10.3% of gross operating revenues), due mainly to an increase of 31.5% (or R$533 million) in sales of electricity to other concessionaires and licensees, composed of an increase of 10.7% in the volume sold and 18.8% in the average price.  This increase was offset by a decrease of 10.4% (or R$101 million) in sales of energy in the spot market, which represents the net effect of an increase of 82.2% in the volume of energy sold and a decrease of 50.8% in the average price compared to 2014.  The decrease of the average price can be explained by the decrease in the PLD ceiling price approved by ANEEL in 2015, which was R$388.48/MWh in 2015 compared to R$822.83/MWh in 2014.  For more information on net operating revenues from our segments, see “—Sales by Segment”.

Other operating revenues

Compared to the year ended December 31, 2014, our other gross operating revenues (other than TUSD revenue from captive consumers) increased 75.8% (or R$3,057 million) in the year ended December 31, 2015 to R$7,091 million (20.7% of our gross operating revenues), mainly due to:  (i) the increase of R$1,596 million in revenue from Sector Financial Assets and Liabilities described above; (ii) an increase of 91.6% (or R$907 million) in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers due to annual tariff adjustment on such contracts; (iii) the increase of R$300 million in income from adjustment of estimated cash flow of the Concession Financial Asset in 2015 (see note 27 to our consolidated audited financial statements); (iv) the increase of 16.2% (or R$125 million) in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements); and (v) an increase of 10.8% (or R$102 million) in revenue from construction of concession infrastructure.

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

Sales by segment

Distribution

Compared to the year ended December 31, 2014, net operating revenues from our Distribution segment increased 23.2% (or R$3,196 million) to R$16,968 million in the year ended December 31, 2015.  This increase primarily reflected:  (i) an increase related to annual tariff adjustments of our distribution subsidiaries due to the combined effect of RTA, Tariff Flags and RTE effects, which increased electricity sales to Captive Consumers in our concession areas by R$7,564 million; (ii) the R$1,596 million increase in the Sector Financial Assets and Liabilities item described above; (iii) an increase of R$911 million in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers; (iv) an increase of R$620 million in sales to wholesalers, driven by an increase of 125.1% in the volume of energy sold in the spot market to other concessionaires and licensees, offset by a reduction of 38.7% in the average price; (v) an increase of R$300 million in income from adjustment of estimated cash flow of the Concession Financial Asset in 2015 (see note 27 to our consolidated audited financial statements) (vi) an increase of R$132 million in revenue from construction of concession infrastructure and; (vii) an increase of R$125 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account.

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

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2015 amounted to R$1,598 million, an increase of 15.8% (or R$218 million) compared to R$1,380 million in the year ended December 31, 2014.  This increase was mainly due to:  (i) an increase of 11.7% (R$162 million) in energy sold to other concessionaires and licensees, which reflects an increase of 9.8% in the volume and 1.8% in the average price of energy sold; (ii) an increase of R$29 million in other operational revenues  derived from compensation for loss of profit under an insurance claim paid out to CPFL Bio Pedra and CPFL Coopcana; (iii) an increase of 17.3% (R$15 million) in revenue from energy sold in the spot market, which reflects an increase of 89.0% in the volume of energy sold offset by a decrease of 38.0% in the average price and; (iv) an increase of R$13 million in revenue from Free Consumers (Industrial and Commercial classes), to whom 37,656 MWh was sold in the year ended December 31, 2015, compared to no revenues in this category in the year ended December 31, 2014.  The increase of volume of energy sold mentioned in items (i) and (iii) reflects the acquisition of assets from WF2 (DESA) in the last quarter of 2014 and the commencement of operations at Morro dos Ventos II wind farm in April 2015.

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

For further information regarding the GSF and Federal Law 13,203, see “Item 4.  Information on the Company—The Brazilian Power Industry—Generation Scaling Factor”.

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

(ii) an increase of 19.1% (R$191 million) in tax credits (PIS and COFINS) from purchases of energy.

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

Income from Electric Energy Service

Compared to the year ended December 31, 2014, our income from electric energy service increased 0.5% (or R$12 million) to R$2,645 million in the year ended December 31, 2015, due to the net effect of an increase in our net operating revenue (R$3,200 million) in a higher amount than the increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$3,188 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2014, income from electric energy service from our Distribution segment decreased 8.2% (or R$139 million) to R$1,557 million in the year ended December 31, 2015, which represents the net effect in the income from electric energy service due to an increase of 23.2% (or R$3,196 million) in net operating revenues (as discussed above) and an increase of 27.6% (or R$3,335) to costs and operational expenses.  The main contributing factors to variations in cost and operational expenses were:

Electricity costs.  Compared to the year ended December 31, 2014, electricity costs increased 32.6% (or R$2,937 million), to R$11,947 million in the year ended December 31, 2015.  The cost of energy purchased for resale increased 23.1%, (or R$1,980 million), reflecting an increase of 22.0% in average prices, arising mainly from exchange rate variations in the energy purchases from Itaipu.  In addition, charges for the use of the transmission and distribution system increased 229.2% (or R$956 million) mainly due to:  (i) an increase of R$877 million (or 271.9%) in System Service Charges; (ii) an increase of R$104 million (or 15.5%) in the Basic Network Charges; (iii) an increase of R$44 million in Reserve Energy Charges.  These increases in charges for the use of the transmission and distribution system were partially offset by an increase of R$97 million in tax credits from network usage charges.

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

Net Income

Net Financial Expense

Compared with the year ended December 31, 2014, our net financial expense increased 19.0% (or R$225 million), from R$1,183 million in 2014 to R$1,408 in the year ended December 31, 2015, mainly due to an increase of R$583 million in our financial expense, offset by an increase of R$357 million in our financial income.

The reasons for the increase in financial expenses are: (i) an increase of R$439 million in financial expenses from monetary and exchange adjustments; and (ii) an increase of R$183 million in debt charges.  Those increases in financial expenses were partially offset by an increase of R$33 million in capitalized borrowing costs, which is accounted as a decrease in financial expenses.

The increase in financial income is mainly due to following reasons: (i) an increase of R$163 million in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) an increase of R$72 million in income from monetary and exchange adjustments; (iii) an increase of R$69 million in interest and fine payments; (iv) an increase of R$42 million in income from financial investments; and (v) an increase of R$32 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$57 million related to tax expenses on financial income (PIS and COFINS taxes), which is accounted for as a reduction of financial income.

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

Distribution

Compared to the year ended December 31, 2014, net income from our Distribution segment decreased 25.9%, or (R$218 million), to R$626 million in the year ended December 31, 2015, as a result of a decrease of 8.2% (or R$139 million) in income from electric energy service, a decrease of 10.1% (or R$47 million) in expenses from Income and Social Contribution Taxes and an increase of 32.3% (or R$126 million) in net financial expenses. The increase in net financial expenses was mainly due to:

  an increase of R$418 million in financial expenses.  This increase was substantially due to an increase of R$418 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness.
  an increase of R$292 million in financial income, mainly due to:  (i) an increase of R$163 million in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) an increase of R$66 million in arrears of interest and fines; (iii) an increase of R$37 million in income from monetary and exchange adjustments; (iv) an increase of R$32 million in income from financial investments; and (v) an increase of R$31 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$43 million in tax expenses on financial income (PIS and COFINS), which is accounted as a reduction of financial income.

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

Liquidity and Capital Resources

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings.  These ratings reflect, among other factors, perspectives for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our power plants are located, our operational performance and debt levels, and the ratings and outlook of our controlling shareholders.  Our ratings were reduced in 2015 from AA+ to AA as a result of Brazil’s downgrade from investment grade, due to changes in the country’s economic and political scenario, as discussed earlier in this Item 5.  Downgrades can increase our cost of capital and lead lenders to include additional financial covenants in the instruments that regulate our debt.

On December 31, 2016, our working capital reflected an excess of current assets over current liabilities of R$2,361 million, a decrease of R$623 million compared to R$2,984 million at December 31, 2015.  The main causes of this decrease were:

(i) a decrease of R$2,060 million in net Sectorial Financial Assets and Liabilities balances, from an asset position of R$1,464 million in 2015 to a liability position of R$598 million in 2016; and

(ii) a decrease of R$469 million in derivative financial instruments;

Those decreases were partially offset by:

(i) an increase of R$591 million in our Consumers Receivables balance;

(ii) a decrease of R$486 million in our Regulatory Charges balance;

(iii) an increase of R$482 million in our cash and cash and equivalents, due to net cash generation of R$4,684 million from operating activities, partly offset by net cash usage of R$3,865 million in investing activities and R$337 million in financing activities;

(iv) a decrease of R$433 million in our Trade Payables balance;

(v) a decrease of R$294 million in our short‑term debt balance, which includes loans and financing, debentures and related accrued interest; and

(vi) a decrease of R$302 million in our Other Current Assets and Liabilities balances.

Sources of Funds

Our main sources of funds derive from our operating cash generation and financings.

Cash Flow

For ease of reference, lists of items and amounts explaining any increases or decreases in the discussion below are listed in the order in which such line items appear in our financial statements.

Our net cash provided by operating activities was R$4,634 million in the year ended December 31, 2016, compared to R$2,558 million in the year ended December 31, 2015 (an increase of R$2,076 million or 81.2%).  The increase primarily reflects:

(i)	an increase of R$465 million in net income, adjusted for the reconciliation of net cash;
(ii)

net decrease of R$5,527 million in operating assets (which represents an increase in the cash provided by operating activities), primarily driven by sectorial financial assets (R$3,353 million) and accounts receivable from consumers (R$849 million);

(iii)	a decrease of R$3,341 million in cash generation arising from increases in operating liabilities, primarily due to accounts payables (R$1,570 million) and regulatory charges (R$1,323 million); and
(iv)	an increase of R$575 million in cash consumption in income tax and social contributions (R$600 million), offset by payments of interest (R$25 million).

Our net cash provided by operating activities was R$2,558 million in the year ended December 31, 2015, compared to R$1,593 million in the year ended December 31, 2014 (an increase of R$965 million or 60.6%).  The increase primarily reflects:

(i)	an increase of R$88 million of net income adjusted for the reconciliation of net cash;
(ii)	an increase of R$1,252 million in cash generating arising from increasing in operating liabilities, primarily due to regulatory charges (R$797 million) and accounts payable (R$316 million);
(iii)

net increase of R$389 million in operating assets (which represents an increase in the cash provided by operating activities), primarily accounts receivable from consumers (R$792 million), offset by a decrease of R$534 million in accounts receivable from the CDE/CCEE account; and

(iv)	a reduction of R$14 million in cash consumption from income tax and social contribution (R$276 million) net of payment of interest (R$267 million).

Our net cash from financing activities recorded a consumption of cash of R$337 million in the year ended December 31, 2016 compared to generation of cash of R$292 million in the year ended December 31, 2015.  This decrease of R$629 million was due to:

(i)	a decrease of R$758 million in fund-raising from borrowings and debentures;
(ii)	an increase of R$227 million related to payment of dividends; and
(iii)	a reduction of R$315 million related to payments of loans, financing, debentures and derivatives.

Our net cash from financing activities recorded generation of cash of R$292 million in the year ended December 31, 2015 compared to consumption of cash of R$509 million in the year ended December 31, 2014.  This increase of R$801 million was due to:

(i)	an increase of R$1,346 million in fund raising from borrowings and debentures;
(ii)	a decrease of R$1,011 million in dividend payments; and
(iii)	an increase of R$1,478 million related to payments of loans, financing, debentures and derivatives.

Indebtedness

The following table sets forth our current and noncurrent indebtedness (in millions) for the year ended December 31, 2016:

	2016
	Current	Noncurrent

Secured debt	875	13,038
Unsecured debt	2,548	5,583
Total	3,423	18,621

Our total indebtedness increased R$311 million, or 1.4%, from December 31, 2015 to December 31, 2016, as result of new debentures issued and other debt incurred, mainly:

  Issuances of debentures in the amount of R$620 million by CPFL Energia; R$400 million by CPFL Brasil; R$350 million by CPFL Renováveis; and R$50 million by CPFL Geração.  Additionally, the acquisition of RGE Sul in 2016 increased our debentures balance at year-end by R$1,100 million.

  Incurrence of new debt denominated in U.S. dollars, principally in the amount of R$826 million by CPFL Geração; R$236 million by CPFL Paulista; R$236 million by CPFL Piratininga; R$236 million by RGE; and R$64 million by other distribution subsidiaries.  This debt was incurred in order to improve working capital, finance debt payments, refinance maturing debt and fulfill required investments for our renewable generation subsidiaries.

The increases listed above were partially offset by repayments of debt during the year in the aggregate amount of R$4,017 million.

In 2017 and 2018, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system, to undertake new investments in the Generation segment (both from Conventional Sources and Renewable Sources) and to be prepared for possible consolidation in the Brazilian electric energy sector.

Moreover, through fundraising we seek to maintain the liquidity of our group and a favorable debt profile through extending the average maturity of our debt and reducing its cost.

Terms of Outstanding Debt

Our total debt outstanding at December 31, 2016 (including accrued interest) was R$22,044 million.  Approximately R$5,502 million of our total outstanding debt, or 25%, was denominated in foreign currency, principally U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  Of our total outstanding debt, R$3,423 million is due in 12 months.

Our major categories of indebtedness are as follows:

  BNDES.  At December 31, 2016, we had R$5,471 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to:  (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,987 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,387 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão Piracicaba (R$97 million).

  Debentures.  At December 31, 2016, we had indebtedness of R$9,000 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis.  The terms of these debentures are summarized in note 18 to our audited annual consolidated financial statements.

  Working capital.  At December 31, 2016, we had R$1,354 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

  Other real‑denominated debt.  As of December 31, 2016, we had R$755 million outstanding under a number of other real‑denominated facilities.  These real-denominated facilities relate to our renewable energy subsidiaries (R$653 million) and our distribution subsidiaries (R$102 million).  They are indexed based on the CDI or TJLP and bear interest at different rates.

  Other foreign currency‑denominated debt.  At December 31, 2016, we had the equivalent of R$5,502 million outstanding under other loans denominated in foreign currency, principally U.S. dollars (US$1,688 million).  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For more details on our borrowings, debentures and derivatives please see notes 17, 18 and 35 to our audited annual consolidated financial statements.

Financial and Operating Covenants

We are subject to financial and operating covenants under our financial instruments and those of our subsidiaries.  The main parameters established by financial institutions under these instruments are:  (i) net indebtedness divided by EBITDA; (ii) EBITDA divided by Finance Income (Costs); (iii) net indebtedness divided by the sum of net indebtedness and net equity; (iv) maintaining the debt coverage ratio and own capitalization ratio and (v) other restrictions such as restrictions on the payment of dividends to our subsidiaries.  Certain of these covenants require us to calculate the metrics used for covenant compliance on an as adjusted basis, to reflect proportional consolidation of the financial position and results of operations of all companies in which we hold 10% or more of the voting stock, and to reflect our equivalent stake in each company that we control with less than 100% (such as CPFL Energias Renováveis S.A.  and Ceran – Companhia Energética Rio das Antas).

Our Management and that of our subsidiaries monitor these ratios systematically and constantly to ensure that we and our subsidiaries remain in compliance with these contractual conditions.  In the opinion of our Management, we were in compliance with these covenants as at December 31, 2016, with the exception of three subsidiaries of CPFL Renováveis (SPE Ninho da Águia Energia S.A., SPE Paiol Energia S.A. and SPE Várzea Alegre Energia S.A), which as of December 31, 2016 were not in compliance with their debt coverage ratios requiring cash generation of 1.2 times the debt service amount for the period.  The affected indebtedness, which totaled R$ 87 million at December 31, 2016, was accounted for in current liabilities.  Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2016 and on March 7, 2017, the subsidiaries obtained a waiver from BNDES to determine the debt coverage ratio for the second semester of  2016. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

For more information on our financial covenants, see explanatory notes 17 and 18 to our audited annual consolidated financial statements.

Uses of funds

Our cash flow used for investing activities was R$3,815 million in the year ended December 31, 2016 compared with R$1,525 million in the year ended December 31, 2015.  This increase of R$2,290 million (150.2%) primarily reflects:

(i)	net cash outflow (R$1,497 million) related to the acquisition of RGE Sul, after accounting for acquired cash (see note 13.4 of our audited annual consolidated financial statements);
(ii)	an increase of R$477 million in property, plant and equipment mainly due to investments in our renewable energy subsidiaries; and

(iii)	an increase of R$333 million in intangible assets primarily due to investments in our distribution activities.

Our cash flow used for investing activities was R$1,525 million in the year ended December 31, 2015 compared with R$933 million in the year ended December 31, 2014.  This increase of R$592 million (63.4%) primarily reflects:

(i)	an increase of R$205 million in property, plant and equipment mainly due to investments in our renewable energy subsidiaries;
(ii)	an increase of R$161 million in intangible assets primarily due to investments in our distribution activities; and
(iii)	an increase of R$140 million in financial investments.

Funding Requirements and Contractual Commitments

Our capital requirements are primarily for the following purposes:

  We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.  See “—Capital Expenditures” below for a discussion of our historical and planned capital expenditures;

  Repayment or refinancing of maturing debt.  At December 31, 2016 we had outstanding debt maturing during the following 12 months in the total amount of R$3,423 million; and

  Dividends on a semiannual basis.  We paid R$205 million in dividends in 2016 (we paid no dividends in 2015).  See “Item 10.  Additional Information—Interest Attributable to Shareholders’ Equity” and the Unconsolidated Statement of Cash Flow in Note 39 to our audited annual consolidated financial statements.

CPFL Energia has adopted, since the second half of 2011, a pre‑funding strategy in order to access the capital markets at more favorable conditions.  We may either retire the debt due in advance or carry cash to improve our liquidity.  We continued to employ this strategy during 2016 in relation to debt due in 2017 and expect to continue to apply it in 2017 in relation to debt due in 2018.  By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and our exposure to interest rate risk, as well as to maintain our liquidity level and debt profile through debt refinancing actions.

Capital Expenditures

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution networks and for our Renewable Generation projects.  The following table sets forth our capital expenditures for years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(in millions of reais)
Distribution	1,201	868	702
Conventional Generation	8	7	14
Renewable Generation	979	494	251
Commercialization and other investments	51	59	94
Total	2,239	1,428	1,062

In addition to the capital expenditures shown above, we invested R$51 million for the year ended December 31, 2016 (R$37 million for the year ended December 31, 2015), related to the construction of our transmission lines (under our Transmission activities), which according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in noncurrent assets.

We plan to make capital expenditures aggregating approximately R$2,722 million in 2017 and approximately R$2,061 million in 2018. At the date of this Annual Report, however, these planned capital expenditures have not yet been approved by our Board of Directors, and they therefore remain subject to change. Of total planned capital expenditures over this period, R$3,772 million are expected to be invested in our Distribution segment, R$846 million in our Renewable Generation segment and R$28 million in our Conventional Generation segment.  In addition, over this period, we plan to invest R$137 million in our commercialization and services activities.  Part of these expenditures, particularly in generation projects, is already contractually committed.  See “—Liquidity and Capital Resources—Funding Requirements and Contractual Commitments”.  Planned capital expenditures for development of our generation capacity, and the related financing arrangements, are discussed in more detail under “Item 4.  Information on the Company—Generation of Electricity”.

In addition, we invest in innovation and technology to improve the quality of our services and our operational efficiency, which are our perennial goals.  The Tauron Program – focused on smart metering for high and medium voltage consumers and on the excellence of workforce management by the use of tablets and new software – has increased our operational efficiency.  We have already deployed 26,783 smart meters in the field, reaching the conclusion of the project implementation.  Currently, our nine distribution companies are already operating under the new data dispatch system for emergency commercial services.  In 2017, we expect to begin the implementation of the Distribution Automation project at our seven distribution companies located in São Paulo state.  The goal is to reach 100% of reclosers in the distribution grid with RF Mesh (Radio Frequency Mesh) network and improve the availability and reliability of communications in order to reduce the SAIDI (System Average Interruption Duration Index).

Dividends

On August 27, 2014, our Board of Directors approved the declaration of an interim dividend in the amount of R$422 million, equivalent to R$0.438746730 per share, based on our results for the first six months of 2014.  On April 29, 2015, in the Annual Shareholders’ Meeting of CPFL Energia, shareholders representing 78.42% of CPFL Energia’s capital stock followed the recommendation of the Board of Directors and approved the allocation of R$555 million from our accumulated profit for the year 2014 to our statutory reserve – working capital improvement account.  Additionally, in the Extraordinary Shareholders’ Meeting that took place on April 29, 2015, capitalization of this statutory reserve was approved by the shareholders and 30,739,955 new ordinary shares were issued.

For the year ended December 31, 2015, our Board of Directors approved dividend distributions of R$205 million, equivalent to R$0.206868475 per share.  On April 29, 2016, at our Annual Shareholders’ Meeting, shareholders representing 74.12% of our share capital followed our Board of Directors’ recommendation and approved the allocation of net profits and distribution of dividends as follows:

December 31, 2015
Profit for the year	864,940
Realization of other comprehensive income	26,119
Prescribed dividends	5,597
Profit basis for allocation	896,656
Legal reserve	(43,247)
Statutory reserve - concession financial asset	(255,013)
Statutory reserve - working capital improvement	(392,972)
Mandatory dividend	205,423

See note 25.6 to our audited annual consolidated financial statements for additional information.

For the year ended December 31, 2016, our Board of Directors approved dividend distribution of R$213,960, equivalent to R$0.210194546 per share, subject to the approval by shareholders in our Annual Shareholders’ Meeting, which is scheduled to take place on April 28, 2017.  See note 25.7 to our audited annual consolidated financial statements for additional information.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2016 (including our noncurrent contractual obligations).

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2016:
Suppliers	3,131	3,002	130	-	-
Debt obligations(1)	28,938	5,320	15,481	4,806	3,331
Public utilities (1)	367	26	44	62	235
Post-employment benefit (2)	2,456	99	445	460	1,451
Regulatory charges	375	375	-	-	-
Other	260	194	45	-	22
Total of Balance Sheet items (1)	35,527	9,016	16,145	5,328	5,038
Electricity purchase agreements (3)	141,552	12,022	23,388	22,479	83,662
Distribution and transmission systems service charges(4)	46,960	2,032	6,916	8,573	29,439
Premium of Hydrological Risk renegotiation (GSF) (5)	320	18	-	36	266
Generation projects (6)	1,569	1,560	9	-	-
Supplies	3,885	1,820	1,254	315	497
Total of other commitments	194,286	17,452	31,556	31,404	113,865
Total of contractual obligations	229,813	26,468	47,711	36,732	118,902

(1)   Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections.  These future interests are not recorded on our Balance Sheet.

(2)   Estimated future contributions to the post-employment benefit.

(3)   Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year‑end 2016 price.  See “—Background—Prices for Purchased Electricity” and note 36 to our audited annual consolidated financial statements.

(4)   Estimated distribution and transmission system service charges until the end of our concessions.

(5)   Estimated expenses for the payment of risk premium in connection with renegotiation of hydrological risk.

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

Our disbursements on research and development projects in the years ended December 31, 2016, 2015 and 2014 totaled R$147 million, R$125 million and R$120 million, respectively.

Off‑Balance Sheet Arrangements

As of December 31, 2016, we had no off‑balance sheet arrangements that have or are reasonably likely to have a material impact on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We have used the following amounts of our current funding arrangements:

			In 2016 (in thousands of reais)
Modality	Approval	Company	Debt	Released	Balance
BNDES / Investment - FINEM XIX	In 2012	CPFL Renováveis	34,543	33,543	1,000
BNDES / Investment - FINEM XXI	In 2012	CPFL Renováveis	47,000	43,000	4,000
BNDES / Investment - FINAME I	In 2012	CPFL Renováveis	4,691	3,753	938
BNDES / Investment - CCB Santander	In 2013	CPFL Mococa	6,119	5,916	203(1)
BNDES / Investment - FINEM XIII	In 2013	CPFL Renováveis	391,245	356,181	35,064
BNDES / Investment - FINEP III	In 2013	CPFL Renováveis	23,031	6,921	16,109
BNDES / Investment - FINEM XIII	In 2013	CPFL Renováveis	383,748	379,948	3,800
BNDES / Investment - FINEM	In 2014	CPFL Santa Cruz	25,360	23,155	2,205(1)
BNDES / Investment - FINEM I	In 2014	CPFL Leste Paulista	13,045	8,570	4,475(1)
BNDES / Investment - FINEM	In 2014	CPFL Sul Paulista	12,280	9,132	3,148(1)
BNDES / Investment - FINEM V	In 2014	CPFL Jaguari	10,398	7,562	2,836(1)
BNDES / Investment - FINEP II	In 2014	CPFL Renováveis	88,095	10,348	77,747
BNDES / Investment - FINEM	In 2014	CPFL Telecom	95,333	34,918	60,415
BNDES / Investment - FINEM VII	In 2014	CPFL Paulista	427,716	281,194	146,522(1)
BNDES / Investment - FINEM VI	In 2014	CPFL Piratininga	194,862	143,125	51,737(1)
BNDES / Investment - FINEM VII	In 2014	RGE	266,790	195,643	71,147(1)
BNDES / FINAME	In 2015	CPFL Serviços	6,011	5,144	867
BNDES / Investment - FINEM XXV	In 2015	CPFL Renováveis	84,338	82,409	1,929
BNDES / Investment - FINEM XXVI	In 2015	CPFL Renováveis	764,109	489,670	274,439
BNDES / Investment - FINEM XXVII	In 2015	CPFL Renováveis	69,103	67,628	1,475
BNDES / FINAME	In 2016	CPFL Serviços	12,277	11,886	391
BNDES / FINAME	In 2016	CPFL Esco	1,543	1,525	18

(1)        Outstanding balance was canceled.

Trend Information

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

Growth in our market is heavily influenced by economic growth, in particular, rates of employment, household income, retail sector sales and industrial production.  In addition, the market is also influenced by the entry of new clients and changes in weather and rainfall volume.

Since the global economic crisis of 2009, the Brazilian economy has been negatively affected by lower demand in foreign trade and deficient local infrastructure.  This led to GDP growth averaging 2.1% per year between 2009 and 2014, following a prior period of higher growth.  The years 2015 and 2016, however, were marked by severe economic contraction, ongoing political crisis and poor economic indicators.  These factors, combined with adjustments to government spending budgets, resulted in negative GDP growth of 3.6% in 2016 and 3.8% in 2015, according to the Brazilian Central Bank.  In March 2017 the government announced that the last three months of 2016 marked the eighth consecutive quarter of negative GDP growth, the longest period of recession on record.  According to the Brazilian Central Bank’s Focus Report, Brazilian industrial production decreased by 6.7% in 2016 and 8.3% in 2015.

As a result, employment levels, household income and debt service costs – all of which are key drivers for energy consumption – continued to worsen during 2016.  For example, the number of formal job vacancies fell by 7% from 2015 to 2016 according to a report by CAGED – Cadastro Geral de Empregados e Desempregados.

Our Generation segment has shown high levels of growth in the last few years, with the acquisition and construction of new plants.  In 2011, the creation of CPFL Renováveis marked an important moment for us.  We plan to continue to expand our generation activities, both in the conventional energy and the renewable energy (wind farms, Small Hydroelectric Power Plants, Biomass Thermoelectric Plants and Solar Power Plants) sectors.  We are currently pursuing this strategy through CPFL Renováveis, with an Installed Capacity of 2,054 MW (of which our share is 1,060 MW) and 75 MW under construction (of which our share is 39 MW), as well as seeking out new projects.

As of December 31, 2016, we had an Installed Capacity of 3,259 MW.  In 2020, we expect to reach an Installed Capacity of 3,297 MW, when the Boa Vista II SHPPs and Pedra Cheirosa I and II Wind Farm Complexes will have begun operations.  We also have a 2,987 MW (of which our share is 1,542 MW) portfolio to be developed over the coming years through CPFL Renováveis.  In addition, we will continue to seek out new projects in the conventional energy sector.

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

Impairment of Long-lived Assets

Long‑lived assets, which include property, plant and equipment, purchased intangible assets and investments, comprise a significant amount of our total assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We carry balances on our balance sheet that are based on historical costs net of accumulated depreciation and amortization.  We are required under IFRS to periodically evaluate whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  The methods used to assess impairment include tests based on the asset’s value in use.  In such cases, the assets (e.g.  goodwill and intangible assets of concession) are segregated and grouped together at the lowest level that generates identifiable cash flows (the “cash generating unit”, or CGU).  If they are impaired, we are required to recognize a loss by writing off part of their value to expense in the current period.  The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity.  Changes in these judgments could require us to recognize impairment losses in future periods.  Our evaluation in 2014 did not result in any significant impairment of our property, plant and equipment or intangible assets and investments.  In 2016 and 2015, we recorded an impairment loss of R$48 million and R$39 million, respectively, related to noncurrent assets (see notes 14.1 and 15.2 of our consolidated financial statements.

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

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management’s judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

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

  Intangible assets acquired in a business combination.  The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset.  Such amounts are amortized over the remaining term of the concessions, on a straight‑line basis.

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

Revenue recognition – unbilled revenue

Revenue from electric energy distribution is recognized when the energy is supplied. Our distribution subsidiaries perform the reading of energy consumed by our customers based on different reading routines (schedule and routes) for different classes of customers. The invoice is issued in a monthly basis, and comprises the actual volumes consumed (in MWh) for each customer until the date of such reading, which may comprise only part of the month. As a result of different reading schedules as mentioned above, part of the energy distributed during the month is not billed to the customers at the end of the month and, consequently, an estimate is developed by Management in order to recognize the total amount of energy distributed. Such revenue is recorded as “unbilled revenue”, and is calculated based on the total volume of energy distributed by our distribution subsidiaries during the month, adjusted by technical and commercial losses annualized rates.

ITEM 6.                        Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

Our Board of Directors’ main duties and responsibilities are established by Brazilian Corporate Law and our bylaws, and include, among others, the responsibility to determine our overall strategic guidelines, establish our general business policies, elect our executive officers and supervise their management.  Our Board of Directors operates according to its Internal Rules (which establish, among other matters, the rules concerning the relationship between the Board of Directors and the committees, commissions and other departments of CPFL Energia and its subsidiaries), with due observance to the provisions of the Brazilian Corporate Law and our bylaws.

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

The Board of Directors meets at least once a month, or whenever requested by the chairman in accordance with our bylaws and the Internal Rules of the Board.  In the event of a tie, the chairman, or, in his/her absence, the vice-chairman will have the deciding vote.

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

Currently, our Board of Directors consists of seven members, of which two are independents (in accordance with the listing regulations of the New Market segment of the BM&FBOVESPA, or the Novo Mercado, and our bylaws).  Seven members of our current Board were elected at our extraordinary general meeting of shareholders held on February 16, 2017.  Their terms are expected to expire at our next annual general meetings of shareholders, scheduled to take place on April 28, 2017.

The following table sets forth the name, age and position of each current member of our Board of Directors.  A brief biographical description of each of our directors follows the table.

Name	Age	Position
Hu Yuhai	53	Chairman
Chen Daobiao	48	Vice-chairman
Qu Yang	51	Member
Zhao Yumeng	43	Member
Andre Dorf	44	Member
Antonio Kandir	63	Independent Member
Ana Maria Elorrieta	61	Independent Member

Hu Yuhai - Mr.  Hu graduated in Electrical Power Engineering from the Beijing Institute of Agricultural Machinery, and later earned a master’s degree in Industrial Engineering from the University of Tianjin.  He began his career at State Grid Tianjin Electric Power Company, where he held positions as Chief Engineer of subsidiary City Distribution Company, Vice President, President of Transmission Company, and Deputy Chief Engineer, Director of Marketing of Electric Energy, and Vice President in charge of capital construction.  He then held the position of Deputy Director General of the Construction Department of State Grid Corporation of China (or SGCC, our indirect controlling shareholder), and also served as Senior Vice President in the State Grid Henan Electric Power Company and State Grid Jiangsu Electric Power Company.  Currently, he is the President & CEO of State Grid International Development Co., Ltd (or SGID, a wholly-owned subsidiary of SGCC and an indirect controlling shareholder of our company).

Chen Daobiao – Mr.  Chen graduated in Electrical Power Systems and Automation from Huazhong University of Science and Technology in 1990, and earned a masters degree in Business Administration from the Royal Melbourne Institute of Technology.  He began his career in 1990 in the electric power sector of State Grid Group in Nanjing Electric Power Company, where he served as Deputy Chief Engineer and Director of Operations Department from 2004 to 2005 and Vice President from 2005 to 2007.  He was also Vice President at the Lianyungang Electric Power Company from 2008 to 2009, President of the Huaian Electric Power Company from 2008 to 2009 and the Nantong Electric Power Company from 2009 to 2011, Senior Vice President of the State Grid Shanghai Electric Power Company from 2011 to 2015, and Deputy Director General of the Construction Department of State Grid Corporation of China from 2015 to 2016.  In 2016, he was the Vice Officer of the Economic Information Sector for Organization of Development and Global Cooperation of Energy Interconnection, then Senior Vice President of State Grid International Development Co., Ltd.

Qu Yang – Mr.  Qu graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology in 1986.  He has worked in the State Grid group since 1986.  He began his career in Henan Transmission and Transformation Engineering Company, where he worked from 1986 to 2003.  Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company for State Grid Henan Electric Power Company’s Vietnam office.  He held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam from 2006 to 2008, Deputy Director at the General Office of the International Cooperation Department of the State Grid Corporation of China from 2008 to 2009, Deputy Director of the International Business Department of State Grid International Development Co., Ltd from 2009 to 2010, and Director from 2011 to 2014 of the Business Development Department of State Grid Brazil Holding SA.  Since 2014, he has been Vice President at State Grid Brazil Holding SA.

Zhao Yumeng – Mr.  Zhao graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology in 1994 and later earned a Master’s degree in Business Administration from the Royal Melbourne Institute of Technology and a Master’s degree in Electrical Power Systems and Automation from Hefei University of Technology.  He began his career in 1994 in the electric power sector of State Grid Group.  He held the position of Head of the Marketing Department at Hefei Electric Power Company from 2004 to 2006.  He was also the manager of the Marketing Department of State Grid Anhui Electric Power Company in 2006, Vice-President of Xuancheng Electric Power Company from 2006 to 2009, President of Chuzhou Electric Power Company from 2009 to 2013 and has been President of Anqing Electric Power Company since 2013.  He is currently the President Assistant of State Grid International Development Co., Ltd.

Antonio Kandir – Mr.  Kandir graduated in Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), earned a masters degree in economics from the Universidade Estadual de Campinas - UNICAMP and a Ph.D.  in Economics from the Universidade Estadual de Campinas – UNICAMP.  Mr.  Kandir was Minister of Planning and Budget of the State, a Congressman, President of the Conselho Nacional de Desestatização, Governor of the Inter-American Development Bank, Special Secretary of Economic Policy, President of the Instituto de Pesquisa Econômica Aplicada (IPEA), Presiding Officer of Kandir e Associados S/C Ltda from 1992 to 1994 and coordinator of studies of Itaú Planejamento e Engenharia from 1981 to 1982, with responsibility for private equity and hedge funds.  Partner at Governança & Gestão Investimentos Ltda.  (since 2004) and GG Capital  Investimentos Ltda from 2012 to 2016.  He also worked as a professor at the Universidade Estadual de Campinas - UNICAMP, the Pontifícia Universidade Católica de São Paulo from 1984 to 1985 and was an Assistant Faculty Fellow at the University of Notre Dame in 1987.  He currently sits on the boards of directors of the following companies:  (i) CSU Cadsystem, a technology services provider; (ii) Amil Saúde, a healthcare insurance company; (iii) Companhia Providência Indústria e Comércio, a nonwoven fabrics company; (iv) GOL Linhas Aéreas Inteligentes, an aviation company; and (v) Banco Ribeirão Preto, a financial institution.  None of these companies is part of the CPFL Energia group, or controlled by a shareholder holding more than 5% of the common shares of CPFL Energia.

Ana Maria Elorrieta – Ms.  Elorrieta graduated in Accounting Sciences from the University of Buenos Aires (UBA) in 1973.  In 1995, she became a partner of PwC Brasil, where she served until December 2012.  Over this period, she headed the Risk and Quality department in Brazil and South America, represented PwC in international forums (PwC Global Accounting Standards Board and Global Risk & Quality), and was a member of the Territory Leadership Team.  From 1997 to 2002, she participated in the Workgroup to discuss Brazilian Accounting Standards promoted by the Federal Accounting Council (CFC).  From 1998 to 2003, she was a member of the International Auditing and Assurance Standard Board (IAASB) of the International Federation of Accountants (IFAC).  In the Brazilian Institute of Accountants (IBRACON), she participated in the National Executive Board during several administrations from 1998 to 2004, and was director of technical affairs from 2004 to 2007, as well as president of the National Executive Board from 2009 to 2011.  From 2005 to 2014, she led the Latin America Coordinating Committee.  She is an acting associate of the Brazilian Corporate Governance Institute (IBGC) and has been a certified board member since 2013.  Since 2014, she has also been a member of the Audit Committee of a closely held Brazilian mining company.

Executive Officers

The main duties and responsibilities of the members of our board of executive officers are established by Brazilian Corporate Law and our bylaws, and include, among others, executing the decisions of our Board of Directors and day‑to‑day management of the Company.

Under our bylaws, our board of executive officers is comprised of seven members that are appointed by our Board of Directors for a two‑year term, with the possibility of re‑election.  Our current executive officers were elected at the Board of Directors’ meetings held on May 6, 2015 and on April 13, 2016, respectively.

The following table sets forth the name, age and position of each current executive officer.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Andre Dorf	44	Chief Executive Officer
Gustavo Estrella	43	Chief Financial and Investor Relations Officer
Luis Henrique Ferreira Pinto	56	Chief Regulated Operations Officer
Karin Regina Luchesi	40	Chief Market Operations Officer
Wagner Luiz Schneider de Freitas	45	Chief Planning and Business Management Officer
Carlos da Costa Parcias Junior	56	Chief Business Development Officer
Luiz Eduardo Fróes do Amaral Osório	43	Chief Legal and Institutional Relations Officer

Andre Dorf – Mr. Dorf graduated in Business Administration from Fundação Getúlio Vargas. He started his career in investment banking, where he held several positions between 1996 and 2003 in banks such as Banco Patrimônio de Investimento (JV with Salomon Brothers), Chase Manhattan Bank and JP Morgan (in both the São Paulo and New York offices). Between 2003 and 2010, he held senior positions at Suzano Papel e Celulose, where he served as Chief Executive Officer of Suzano Energia Renovável (2010-2013), Executive Director – Strategy, Business Development and Investor Relations (2008-2010), Executive Director – Paper Business Unit (2005-2008) and Executive Director – Corporate Development, New Businesses and IT (2003-2005). He is currently a member of the board of directors of CPFL Renováveis and he also served as the CEO of CPFL Renováveis from 2013 to 2016. Since July 2016, Mr. Dorf has been our Chief Executive Officer.

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

Luis Henrique Ferreira Pinto – Mr.  Ferreira Pinto graduated in Electrical Engineering from the Engineering University of Barretos in 1985.  He obtained a graduate degree in Power Electric System Engineering at Federal University of Itajubá (EFEI) in 1990 and obtained a Master’s degree in Electrical Engineering at the State University of Campinas (UNICAMP) in 2001, without defending his thesis, holding two specializations, including a Master’s degree in Corporate Management obtained in 2004 and a Master’s degree in Financial Management, Controllership and Auditing obtained in 2011 from Fundação Getúlio Vargas (FGV).  He has held several positions at Companhia Paulista de Força e Luz (CPFL), serving as an Operations Planning Engineer between 1986 and 2000, the CPFL Transmission Service Division Manager between 2000 and 2001, the CPFL Electric System Planning Division Manager between 2001 and 2002, the Manager of the Operational Control Department at CPFL Paulista and CPFL Piratininga between 2002 and 2006, the Operations Officer at RGE between 2006 and 2009, and the Executive Officer at RGE between 2009 and 2011.  He was CPFL Energia’s representative to the Interconnected Operations Coordination Group for the Electrical System in South/Southeastern Brazil - GCOI/GTPO/ELETROBRAS between 1986 and 1996, representative of the distributors Paulista, Piratininga and RGE to the work group for the Initial Public Offering (IPO) of CPFL Energia on the São Paulo and New York Stock Exchanges in 2004.  He has also served as the Coordinator of the Technical Losses Group at the Brazilian Association of Electricity Distributors (ABRADEE) between 2005 and 2006, and was a professor of the Course on Technical Losses in the Energy Sector at the COGI Foundation between 2005 and 2006.  He has also served as the CEO of RGE between June 2011 and April 2013 and as the CEO of CPFL Paulista and CPFL Piratininga between 2013 and 2015.  Since 2015, he has been our Chief Regulated Operations Officer.

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

Luiz Eduardo Fróes do Amaral Osório – Mr.  Osório graduated in Law from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ) in 1999 and obtained a Master’s degree in Development Management from the School of International Service at American University, of Washington, D.C., where he was inducted into Pi Alpha Alpha, the National Honors Society for outstanding graduates in Public Affairs and Administration.  Mr.  Osório also holds certificates in Executive Education in Corporate Social Responsibility from Harvard Business School, Identifying the Challenges and Building General Management Skills from Insead (France), and Strategy to Execution and Leading in a High Performance Organization from The Wharton School of the University of Pennsylvania.  Mr.  Osório has held senior leadership and management positions in multinational companies such as AmBev, Diageo, Shell and Raízen.  In addition, he was a sitting member of the Deliberative Council of Brazilian Beverages Association (ABRABE), an Ethical Committee Member at the National Advertising Self-Regulatory Council (CONAR), and a member of the Center for Information on Health and Alcohol (CISA) Fiscal Council.  He was also a board member of Brewing Industry National Association (SINDICERV) and the Brazilian Association of Soft Drinks and Non-Alcoholic Beverages (ABIR).  He is currently a sitting member of the Board of Directors of CPFL Renováveis and Instituto CPFL.  Since May 2014, he has been our Chief Institutional Relations and Legal Officer.

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

Under Brazilian Corporate Law, our fiscal council may not include members who are on our Board of Directors, are on the board of executive officers, are employed by us or a controlled company or a company of the same group, or are spouses or relatives of any member of our Management or Board of Directors.  Our fiscal council, elected at our shareholders’ meeting held on February 16, 2017 with a mandate lasting until our next shareholders’ meeting, set to take place on April 28, 2017, is composed of three members:  Pan Yuehui, Zhang Ran and Luiz Augusto Marques Paes. Pan Yuehui is also an officer of ESC Energia S.A. (one of our shareholders), the financial director of State Grid Brazil Holding S.A., chairman of the fiscal council of Belo Monte Transmissora de Energia S.A. and a member of the fiscal council of Paranaiba Transmissora de Energia S.A.

In accordance with the listed company audit committee rules of the NYSE and the SEC, on June 8, 2005 our Board of Directors designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).

Advisory Committees

Our bylaws allow our Board of Directors to establish committees and ad hoc commissions to assist the Board of Directors with strategic issues.  Currently, there are three committees within the Company:  the Management Processes, Risks and Sustentability Committee, the Human Resources Management Committee and the Related Parties Committee, all governed by the Internal Rules of Committees of the Board of Directors.

The committees do not have decision‑making authority and their recommendations are not binding upon the Board of Directors.

Management Processes, Risks and Sustainability Committee.  Our Management Processes, Risks and Sustainability Committee supports the Board of Directors in examining and monitoring the following processes:  (i) supervising internal audit; (ii) supervising risk management and compliance activities; (iii) supervising  the Sustainability Platform and the Ethics System, including the channels for reporting complaints; and (iv) improvements in business management processes.  The members of this committee are Liu Yunwei, Fu Zhangyan and Fabio Fernandes Medeiros.

Human Resources Management Committee.  Our Human Resources Management Committee is responsible for assisting the Board of Directors by:  (i) coordinating the CEO selection process; (ii) monitoring the selection process  of the Vice-Presidents of CPFL Energia and CEOs of controlled companies; (iii) defining criteria for compensation of the executive officers, including long- and short‑term incentives plans; (iv) coordinating evaluation procedures of the executive board; and (v) preparing the plan of succession of the executive board and (vi) monitoring the execution of human resources policies and practices and preparing improvement proposals when necessary.  The members of this committee are Chen Daobiao, Zhang Li and Daniela Sguassabia Domingues.

Related Parties Committee.  Our Related Parties Committee is responsible for assisting the Board of Directors by:  (i) evaluating the selection procedures of suppliers and third‑party construction and other services from related parties and ensuring these transactions are conducted fairly and consistent with market practice and (ii) evaluating energy purchase or sale agreements with related parties ensuring these transactions are conducted fairly and consistent with market practice.  The members of this committee are Ding Hongwu, Li Fu and Marcelo Amaral Moraes.

In addition to the advisory committees, our Board of Directors may create ad hoc commissions, if deemed necessary.  The main responsibilities of an ad hoc commission include evaluating and addressing specific matters that may arise.  In 2016, our Board of Directors set up two ad hoc commissions:  the Strategy Commission and the Finance and Budget Commission.

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

The table below shows the aggregate compensation paid directly by CPFL Energia to the members of our Board of Directors and Fiscal Council and our executive officers for 2016:

	Compensation for the year ended December 31, 2016
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members(1)	4.92 members(1)	7 members(1)
Fixed annual compensation:	(in thousands of reais)
Salary	1,771	790	8,178	10,739
Direct or indirect benefits	-	-	480	480
Other	354	158	3,891	4,403
Variable compensation:
Bonus	-	-	9,799	9,799
Other	-	-	3,927	3,927
Post‑employment benefits	-	-	600	600
Total compensation	2,125	948	26,875	29,948

(1)     Represents the weighted average number of members.

The table below sets forth the compensation paid by our subsidiaries to our management for 2016:

	Year ended December 31, 2016
	Board of Directors	Fiscal Council	Executive Officers
	Fixed	Fixed	Total (fixed and variable)
	(in thousands of reais)
Subsidiaries(1)	-	-	6,008

(1)   Compensation amounts include charges and accruals.

                The table below shows the aggregate compensation expected to be paid directly by CPFL Energia to the members of our Board of Directors and Fiscal Council and our executive officers for 2017 (excluding any compensation to be paid by our subsidiaries to such individuals):

	Approved compensation for the year ending December 31, 2017(1)
Management Bodies	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	7 members(2)	3 members(2)	7 members(2)
Fixed annual compensation:	(in thousands of reais)
Salary	646	221	7,215	8,082
Direct or indirect benefits	-	-	238	238
Other	129	44	4,111	4,284
Variable compensation:
Bonus	-	-	11,311	11,311
Other	-	-	5,377	5,377
Post‑employment benefits	-	-	628	628
Total compensation	775	265	28,880	29,920

(1)        Represents the expected compensation for a twelve-month period (from May 2017 to April 2018), to be approved in the Annual Shareholders’ Meeting of CPFL Energia, which is scheduled to take place on April 28, 2017.

(2)        Represents the weighted average number of members.

In addition, the Brazilian CVM requires us to disclose the aggregate compensation paid by the CPFL group to all members of the boards of directors and fiscal councils, and all executive officers, of all companies in our consolidated group.  This aggregate compensation, including cash and benefits in kind, amounted to approximately R$58 million for 2016, including R$7 million in variable compensation.  The total amount set aside or accrued by the CPFL group to provide pension, retirement or similar benefits for the same period was approximately R$1 million.

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

The table below shows the proportion of fixed and variable compensation and benefits paid to members of our Board of Directors and Fiscal Council and our executive officers:

	Board of Directors	Fiscal Council	Executive Officers*
Fixed compensation:	100%	100%	50%
Benefits:	-	-	4%
Variable compensation:
Short‑term incentives	-	-	24%
Long‑term incentives	-	-	22%
Total	100%	100%	100%

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

Compensation of Executive Officers

Our executive officers receive a fixed monthly salary (adjusted according to research annually carried out by specialized companies), benefits, and variable incentives.  This compensation policy aims to encourage our executives to seek the greatest returns on our investments and projects, to align market practices and to provide for the retention of executives through the following tools:

  benefits reflecting market practice;

  short‑term incentives, such as variable salary;

  medium-term incentives, such as bonuses based on pre‑established targets; and

  long‑term incentives, such as cash bonuses under our long-term incentive plan discussed below, through which we aim to create a long‑term vision and foster commitment, aligning the interests of our executive officers and our shareholders and rewarding positive results and the sustainable creation of value.

This variable compensation policy reflects corporate and individual goals established under our strategic plan and our Shareholder Value Creation System.  Our Human Resources Management Committee tracks and evaluates our executive officers’ performance in accordance with annual goals, which include financial results, individual growth, value creation and human resource management.

Long-term Incentive Plan

Our long‑term incentive plan, known as the ILP (Plano de Incentivo de Longo Prazo), seeks to align the interests of our Eligible Professionals (the executive officers of CPFL Energia, the Chief Executive Officers of our controlled companies and eligible Directors and Managers of CPFL Energia) with those of our shareholders, including share price performance, as part of their overall compensation mix, with the aim of fostering long‑term commitment and the consistent and sustainable creation of value.  By linking a share valuation target with our long‑term strategic plan, we seek to align the aims of the ILP with market recognition of the achievement of our strategic plan.  The ILP also aims to incentivize and retain employees who provide the greatest value through their individual performance.  Beneficiaries under the ILP receive cash bonuses after a vesting period when our share price reaches certain targets.  The cash bonuses reflect our stock performance through a “phantom stock” grant mechanism, such that no physical shares are issued.  The ILP is reviewed annually by our Board of Directors through the Human Resources Management Committee, and may be suspended at any time.

We measure individual performance under the ILP using a matrix (or, if such matrix is replaced, another instrument of compulsory distribution) of nine potential and actual performance goals that aims to track whether the individual possesses the necessary skills and potential, and has achieved certain individual targets.  The number of phantom shares granted to each beneficiary is based on targets that follow best practices in the market.  In 2016, 169,407 phantom stocks were granted, considering the valuation of the CPFL Energia, divided by the number of shares available in the market.

The total expense amount accrued by us related to the ILP was R$3.3 million as of December 31, 2016.

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

Pension Plans

We provide pension plans for our executive officers, but not for members of our Board of Directors or Fiscal Council.  The table below summarizes our pension plan arrangements regarding executive officers as at and for the year ended December 31, 2016:

	Pension Plans for Executive Officers
Name of pension plan	PGBL Bradesco	PGBL Brasil Prev
Number of Executive Officer members	5	2
Number of Executive Officer members eligible for retirement	5	2
Early retirement provisions	None	None
Inflation-adjusted value of pension plan contributions held at year-end, excluding contributions made directly by beneficiaries (in thousands of reais)	1,063	148
Amount of pension plan contributions made during the year, excluding contributions made directly by beneficiaries (in thousands of reais)*	311	90
Provisions for early redemption by beneficiary, if any	At any time, subject to vesting rules.	At any time, subject to vesting rules.

(*)           Inflation-adjusted.

Share Ownership

The total number of common shares owned by our directors and executive officers as of March 31, 2017 was 23,750.  None of our directors or executive officers beneficially owns one percent or more of our common shares.

Indemnification of Officers and Directors

Neither the laws of Brazil nor our bylaws provide for specific indemnification of directors or officers.  We have held directors’ and officers’ liability insurance since February 2006.

Employees

As of December 31, 2016, we had 13,217 full time employees.  The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2016	2015	2014
Distribution	7,985	5,248	4,706
Conventional Generation	95	106	108
Renewable Generation	430	391	357
Commercialization	48	48	49
Services	3,102	2,554	2,367
Corporate staff	1,557	1,543	1,549
Total	13,217	9,890	9,136

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

In accordance with Brazilian law and our compensation policy, our employees are eligible for our profit sharing program.  This amount is set in the collective bargaining agreements of each company, which are adjusted annually.  In 2016, we reserved R$68 million (R$56 million of which are booked in current liabilities) for our employee profit sharing program.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares by our major shareholders (beneficial owners of 5.0% or more of our common shares) as of February 28, 2017, reflecting the consummation of the acquisition of control of our company by State Grid Brazil.  Percentages in the following table are based on 1,017,914,746 outstanding common shares.

	Common Shares	(%)
State Grid Brazil Power Participações Ltda. (1)	556,164,817	54.64
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (2)	98,589,229	9.69
BNDES Participações S.A. (3)	68,592,097	6.74
Bradespar S.A. (4)	53,464,240	5.25
Executive officers and directors as a group	23,750	0.00
Total	776,834,133	76.32

(1) State Grid Brazil Power Participações Ltda. is our controlling shareholder.  It holds 322,078,613 shares directly (or 31.64%) and 234,086,204 shares indirectly (or 23.00%) through its wholly-owned subsidiary ESC Energia S.A.  State Grid Brazil Power Participações Ltda. is an indirect subsidiary of State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China.

(2) Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI is a pension fund sponsored by Banco do Brasil S.A.  The Brazilian government owns a majority of the voting capital of Banco do Brasil.

(3) BNDES Participações S.A. is a subsidiary of BNDES, a federal public bank linked to the Brazilian Ministry of Development, Industry and External Trade.

(4) Bradespar S.A. is the beneficial owner of these shares, which are held indirectly through Antares Holdings Ltda. and Brumado Holdings Ltda.

State Grid Brazil acquired control of our company on January 23, 2017.  On February 16, 2017, State Grid Brazil announced that it intends to carry out a public tender offer to purchase all of the common shares of our company, at a price of  R$ 25.51 (US$ 8.28) per common share, in order to (i) cancel our registration as a Class A publicly-held company with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM; (ii) delist our company from the Novo Mercado section of the São Paulo Stock Exchange; (iii) delist our ADSs from the New York Stock Exchange and terminate the deposit agreement for our ADSs, and (iv) terminate our registration with the U.S. Securities and Exchange Commission. As per Significant Event Notice disclosed by both companies to the market on February 23, 2017, State Grid Brazil filled with CVM in February 22, 2017 requiring authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

The shareholders’ agreement that was in effect relating to our shares prior to State Grid Brazil’s acquisition of control of our company was terminated in connection with that acquisition.  There is currently no shareholders’ agreement in place.

Related Party Transactions

One of our principal shareholders is ESC, which is currently controlled by State Grid Brazil Power Participações Ltda. The controlling shareholder of ESC was, until January 23, 2017, the Camargo Corrêa Group. Camargo Corrêa Group is one of the largest privately‑held industrial conglomerates in Brazil, with controlling equity interests in leading Brazilian engineering and construction, cement, footwear, and textiles companies. Camargo Corrêa Group also shares equity control of important Brazilian steel and highway concession companies, and it has equity participations in a significant Brazilian financial conglomerate and in a global aluminum company.

During the year ended December 31, 2016, we have conducted transactions with the former shareholders of ESC (Camargo Corrêa Group) and their affiliates, including the following:

  Our distribution subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders. All of these electricity supply agreements are regulated by ANEEL.

  Our commercialization subsidiaries have entered into agreements for the supply of electricity with several entities affiliated with our shareholders.

  CPFL Geração, through its jointventures, BAESA, ENERCAN and Foz do Chapecó, and through its subsidiary, CERAN, has entered into transactions with Construções e Comércio Camargo Corrêa S.A., a member of the Camargo Corrêa Group, for the provision of construction services to our generation subsidiaries.

Our subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração are sponsors of a pension fund administered by Fundação CESP, a pension fund services company that has an indirect ownership interest in one of our former controlling shareholders, Energia São Paulo FIA.

We and our subsidiaries engage in financing transactions with Banco do Brasil as lender.  Banco do Brasil is the sponsor of the Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI pension fund, which was one of our controlling shareholder until January 23, 2017.

For balances under the above-mentioned transactions, and further details of our related party transaction in general, please see note 32 to our audited annual consolidated financial statements.

Additionally, our distribution subsidiaries pay tariffs to transmission subsidiaries of State Grid Brazil Power Participações Ltda. transmission subsidiaries, held previously to acquisition of CPFL Energia occurred January 23, 2017. These tariffs are paid in order to use transmission network connected to the ONS, considering thar distribution companies have signed contracts with the ONS and the transmission companies (represented by the ONS) entitling them to the use of the transmission network.

ITEM 8.                        Financial Information

Consolidated Statements and Other Financial Information

See Item 18.  Financial Statements.

Legal Proceedings

CPFL Paulista and CPFL Piratininga are defendants in numerous proceedings commenced by industrial consumers alleging that certain tariff increases that occurred in the past were illegal.  The plaintiffs allege that electricity tariffs were among items subject to a price freeze under financial regulations that were in force at the time.  The total amount claimed under these proceedings was approximately R$133.8 million as of December 31, 2016.  This amount consists of R$40.5 million where we believe the likelihood of loss is probable; R$43.7 million where we believe the likelihood of loss is possible; and R$49.6 million where we believe the likelihood of loss is remote.  A significant number of these proceedings have been decided against us in part by appellate courts.  We have made accounting provisions of approximately R$40.5 million in respect of these proceedings.

CPFL Paulista is a defendant in a class action suit commenced by the Consumer Protection Office (Promotoria de Defesa do Consumidor - PROCON) of Campinas in the State of São Paulo, seeking to suspend the tariff adjustment authorized by ANEEL for 2009.  The claim against us was rejected by the court of first instance, but the Consumer Protection Office appealed the decision.  The tariff adjustment remains in force until a ruling on appeal is made.  We believe that the risk of loss in these proceedings is possible and therefore have not recorded any accounting provision in this respect.

CPFL Piratininga is subject to a tax claim regarding alleged improper tax deductions regarding payments made to the Fundação CESP pension fund.  The payments in question originated from an agreement by CPFL Piratininga to pay a debt owed by the pension fund.  CPFL Piratininga appealed in the administrative sphere against this tax claim but the appeal was denied in November 2016. Following the denial of the administrative appel, CPFL Piratininga has filled a proceeding in the judicial sphere. The amount claimed totaled approximately R$208 million as of December 31, 2016.  We believe that the likelihood of loss is possible.

CPFL Paulista is subject to a tax claim challenging the deductibility of expenses recognized in 1997 relating to a deficit in the Fundação CESP pension fund.  CPFL Paulista deducted the expenses for income tax purposes in reliance on a favorable opinion from the Brazilian tax authority.  We made a payment to court of R$360 million in 2007 and R$54 million in 2011 (adjusted to R$746 million as of December 31, 2015 to account for inflation) in order to prevent any attachment of assets by the tax authority and enable CPFL Paulista to appeal the claim.  In January 2016, CPFL Paulista obtained court decisions that authorized the replacement of the escrow deposits by financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of CPFL Paulista occurred in 2016.  On February 2017, following the decision of a special appeal, we have made another payment, as an escrow deposit, which amounted R$206 million, related to the interest accrued to the original escrow deposit. This tax claim has also resulted in other proceedings, which total R$ 1.1 billion and are pending decision by the higher courts. We believe that the likelihood of loss is possible.

CPFL Paulista commenced proceedings against ANEEL in 2007 seeking annulment of the methodology applied in periodic tariff adjustments since the first periodic adjustment cycle in 2003, on the basis that the adjustments affected the economic basis of CPFL Paulista’s concessions.  Following denial of its claim by the court of first instance, CPFL Paulista appealed and is awaiting a decision on the new appeal.  In addition, ABRADEE, a group of electricity distribution companies that includes CPFL Paulista, CPFL Piratininga and RGE, commenced proceedings against ANEEL in 2002 challenging the basis for remuneration of concession assets that has been in effect since the first periodic adjustment cycle.  We are currently awaiting a final decision in these proceedings.  If the relevant distribution companies succeed in any of these proceedings, the tariffs that they may charge will increase.  If the distribution companies lose the cases, however, they may be required to pay court costs as well as legal fees that will be arbitrated by the court to ANEEL.  We believe that the likelihood of loss in both proceedings is possible.

CPFL Geração and Furnas are subject to legal proceedings commenced by Mr.  Alberto Vieira Borges and others.  The claim relates to the Serra da Mesa joint venture, in which CPFL Geração and Furnas are joint venture partners, although the concession for the Serra da Mesa project is held by Furnas alone.  The plaintiffs, who were owners of a lumberyard, seek compensation of R$1,742 million as of December 31, 2016 on the basis that the Brazilian environmental agency prevented them from felling their trees before the area was flooded as part of the construction of the hydroelectric facility, and therefore that the Serra da Mesa joint venture expropriated the timber.  The claim is awaiting trial at the court of first instance.  CPFL Geração has argued that the claim is groundless, and that any potential claim should be made solely against Furnas, as sole holder of the concession operated by the joint venture.  We therefore believe that the likelihood of loss is remote.

CPFL Geração is subject to a tax claim in the amount of approximately R$323 million as of December 31, 2016 regarding an interpretation of the basis of calculation of PIS and COFINS taxes due.  CPFL Geração’s appeal in this case is awaiting decision.  We believe that the likelihood of loss is possible.

RGE has challenged a tax claim in the amount of approximately R$498 million as of December 31, 2016 regarding corporate income tax (IRPJ) and social contributions (CSLL) levied in relation to the period from 1999 to 2003.  The claim alleges excess goodwill amortization in the 10‑year period under Law 9,532/97; excess asset depreciation charges; and the exclusion from the basis of tax calculation of certain inflation-related adjustments to items within Parcel A, known as CVA.  RGE is awaiting a court decision on its challenge to this claim.  We believe that the likelihood of loss is possible.  This claim has generated a number of admistrative proceedings.  In 2016, RGE filed a claim to suspend two of those administrative proceedings until the aforementioned tax claim is judged upon, as the result of this claim indirectly affects the other proceedings, despite the fact that they relate to different periods.  The chance of loss in this proceeding is possible and the potential losses amount to R$ 101 million as of December 2016.

CPFL Santa Cruz (two proceedings), CPFL Geração and RGE are also subject to tax claims in the amounts of R$111 million, R$234 million and R$268 million, respectively, as of December 31, 2016, alleging excess goodwill amortization for purposes of calculating IRPJ and CSLL taxes.  Our appeals in this case are awaiting decision.  We believe that the likelihood of loss is possible.

An arbitration proceeding was filed against CPFL Comercialização Brasil S.A., referring to commercial partnership agreements executed with Pedra Agroindustrial and other parties.  The proceeding is based on an alleged breach of contractual obligations by us in three consortiums established for the construction and operation of thermoelectric energy plants.  This proceeding is in the evidentiary phase and we believe the risk to CPFL Comercialização Brasil S.A.  is remote, considering the Burden Sharing Agreement (Instrumento de Assunção de Responsabilidades) CPFL Comercialização Brasil S.A.  has executed with CPFL Renováveis, under which CPFL Renováveis would assume any eventual obligations.  We believe that the likelihood of loss for CPFL Renováveis is possible.  The amount claimed totaled approximately R$218 million as of December 31, 2016.

CPFL Paulista is subject to several tax collection proceedings filed by the city of Ribeirão Preto, charging land use taxes for the years of 2005, 2007, 2008, 2009 and 2014.  We have submitted a defense for this claim, which was accepted due to previously recognized unconstitutionality of the tax.  Currently, we are waiting for the judgment of several appeals filed by the city of Ribeirão Preto.  We believe that the likelihood of loss is remote.  The amount claimed totaled approximately R$389 million as of December 31, 2016.

The Brazilian Federal Revenue Authority filed a tax assessment notice and imposed a fine on Sul Geradora Participações S.A., claiming IRF values on the payment of interest of an operation in which Sul Geradora Participações S.A.  was prepaid for energy exports.  The Brazilian tax authority claims the Sul Geradora Participações S.A. used resources obtained with this operation to acquire credits against companies of its own corporate group and not to finance its exports.  We filed a defense to these allegations, which was judged groundless.  We then filed a voluntary appeal, which was allowed to proceed.  The Brazilian Federal Revenue Authority filed a special appeal, which was allowed to proceed and therefore maintained the notice assessment.  Thus, Sul Geradora filed a lawsuit, as the proceeding still awaits a first instance judgment.  We believe the likelihood of loss is possible.  The amount claimed totaled approximately R$85 million as of December 31, 2016.

The Brazilian Federal Revenue Office imposed an infraction notice and a fine on CPFL Geração, charging it with overdue taxes during 2011, resulting from omission of non-operating revenues by the defendant as well as compensate accumulated losses above the existent balance.  We filed an appeal to this case, and we are currently awaiting a decision of such appeal.  We believe the likelihood of loss is possible.  The amount claimed totaled approximately R$ 318 million as of December 31, 2016.

The Brazilian Federal Revenue Office imposed an infraction notice and a fine on CPFL Geração, charging it with overdue taxes during the years of 2004, 2005, and 2006, resulting from certain excess expenses and omission of revenues by the defendant.  We filed an appeal to this case, which was judged groundless.  We have also filed a voluntary appeal.  This case currently awaits a decision of the aforementioned voluntary appeal.  We believe the likelihood of loss is possible.  The amount claimed totaled approximately R$ 92 million as of December 31, 2016.

CPFL Piratininga has commenced proceedings seeking the right to deduct in full the value of the Contribuição Social sobre o Lucro (CSLL) based on the income tax (Imposto sobre a Renda) for the 2002 base year and all subsequent years.  The initial request and CPFL Piratininga’s appeal were both denied, although CPFL Piratininga has now applied for a special and extraordinary appeal.  We have depostited the full amount of the procedural costs in escrow. We believe the likelihood of a loss is probable and amounts to R$ 140 million as of December 2016.

CPFL Paulista is the defendant in an indemnification proceeding for material damages and loss of profits commenced by Mr.  Sebastião José Ismael, alleging an undue reduction in energy affecting his irrigation system for palm heart plants.  CPFL Paulista made payments relating to the alleged damage and is currently in arbitration regarding the amount of any loss of profits.  We believe the likelihood of a loss is probable up to R$ 5 million and possible up to R$ 86 million as of December 31, 2016.

CPFL Piratininga is the defendant in an environmental proceeding commenced by the Attorney-General of the State of São Paulo seeking to modify existing maintenance criteria on 10 transmission lines that run close to the Parque Estadual da Serra do Mar because of the destruction of vegetation.  We believe the risk of loss is possible but the amount cannot currently be estimated.

RGE is a defendant in a Public Civil Action that relates to the legality of subcontracting maintenance services on electric energy networks.  The instruction phase of the proceeding has passed and we are currently awaiting the sentence.  We believe the likelihood of loss is possible, and the risk amounted R$ 181 million as of December 31, 2016.

We establish balance sheet provisions relating to potential losses from litigation based on estimates of such losses.  For this purpose, we classify these losses as remote, possible or probable.  IFRS practices require us to establish provisions in connection with probable losses, and it is therefore our policy to establish provisions in connection with those claims only.  As of December 31, 2016, our provisions for contingencies were approximately R$833 million, reflecting our ongoing contingency monitoring and risk control.  Our Management believes that none of these proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.  See note 22 to our audited annual consolidated financial statements for more information on the status of our litigation.

Dividend Policy

For our policy on dividend distributions, see “Item 10.  Additional Information—Allocation of Net Income and Distribution of Dividends”.

ITEM 9.                        The Offer and Listing

Trading Markets

Our common shares are listed on the BM&FBOVESPA, and our ADSs are listed on the New York Stock Exchange.  Each ADS represents two shares.  The ADSs commenced trading on the NYSE on September 29, 2004.  As of December 31, 2016, the ADSs represented 3.0% of our shares and 9.5% of our current global public float.

State Grid Brazil acquired control of our company on January 23, 2017.  On February 16, 2017, State Grid Brazil announced that it intends to carry out a public tender offer to purchase all of the common shares of our company, at a price of  R$ 25.51 (US$ 8.28) per common share, in order to (i) cancel our registration as a Class A publicly-held company with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM; (ii) delist our company from the Novo Mercado section of the São Paulo Stock Exchange; (iii) delist our ADSs from the New York Stock Exchange and terminate the deposit agreement for our ADSs, and (iv) terminate our registration with the U.S. Securities and Exchange Commission. As per Significant Event Notice disclosed by both companies to the market on February 23, 2017, State Grid Brazil filled with CVM in February 22, 2017 requiring authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

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

	Reais per Common share		U.S. dollars per ADS
	High	Low	High	Low
2011 (*)	26.50	19.43	30.56	22.15
2012	29.30	21.28	32.94	20.75
2013	23.57	18.39	22.78	15.49
2014:	22.74	15.42	20.19	12.56
2015:	21.20	14.17	14.40	6.95
2016:	25.21	13.87	15.55	6.75
2015:
First Quarter	20.46	16.56	14.40	11.06
Second Quarter	21.20	18.69	14.21	11.97
Third Quarter	19.81	14.17	12.58	6.95
Fourth Quarter	16.71	14.51	9.12	7.33
2016:
First Quarter	20.30	13.87	11.10	6.75
Second Quarter	20.81	18.15	12.86	10.06
Third Quarter	24.32	20.56	15.16	12.80
Fourth Quarter	25.21	23.60	15.55	13.70
2017:
January	25.39	25.17	16.20	15.49
February	25.58	25.33	16.64	16.15
March	25.87	25.46	16.67	15.93
April (up to April 10)	25.82	25.79	16.64	16.36

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

We implemented this model in 2003 and redesigned it in 2006 in order to adjust our corporate governance structure to the current making‑business scenario and decision‑making process.  In 2012, the Board of Directors approved the updating of our Corporate Governance Guidelines, regarding their application to our Controlled and Affiliated Companies.  Furthermore, it was registered that the members of the Board of Directors’ Advisory Committees shall no longer receive compensation.  In 2016, the Board of Directors approved an amendment to our Corporate Governance Guidelines, which specifies that the internal audit and corporate governance advisors report directly to the Board of Directors.

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

A revision of these rules was under discussion between the companies listed in each segment and the BM&FBOVESPA, and it was approved during the second half of 2010 to provide for a further enhancement of the special corporate governance and disclosure rules.  The revised rules entered in force and effect on May 10, 2011, including those related to the Novo Mercado segment.  The main changes to the rules in the segment that we are listed include, among others:  (i) prohibition to include dispositions that restrict or create obligations to the shareholders which vote favorably to a suppression or amendment of dispositions of the bylaws; (ii) prohibition of the same individual to hold the positions of chairman of the board of directors and chief executive officer (or equivalent position as the main executive of the company); and (iii) obligation of the board of directors to issue a justified opinion on any tender offers for the acquisition of the shares representative of the corporate capital of the company.  On December 19, 2011, we amended our bylaws to incorporate these rules, among other changes.  In 2013 we amended our bylaws to include the creation of a “Reserve for Adjustment of the Concession Financial Assets”, with subsequent amendment to items “a” and “c” and addition of items “d” and “e” of paragraph 2, Article 27.  In 2015, we amended our bylaws, in order to include:  (i) a capital increase through the capitalization of profit reserves, with consequent stock bonus; (ii) modifications in the composition of the Board of Executive Officers; (iii) modifications in the scope of powers to approve certain matters by the Board of Executive Officers; (iv) monetary adjustment of values expressly determined by the Bylaws; and (v) language improvements and inclusion of cross references for improved understanding of the Bylaws.

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

Proposed changes to our Bylaws

Certain proposed changes to our Bylaws will be submitted for a vote of our shareholders at an Extraordinary General Meeting convened for April 28, 2017.  These changes are summarized in the Proposal of the Management, which we made available to shareholders and reported on Form 6-K to the SEC on March 28, 2017.

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

Under our bylaws, the net profit, as calculated under Brazilian Accounting Principles and adjusted under Brazilian Corporate Law, for the preceding fiscal year, shall be allocated as follows:  (i) 5.0%, before any other allocation, to form the legal reserve, until it reaches 20.0% of CPFL Energia’s capital stock (under Brazilian Corporate Law, we are not forced to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and certain capital reserves exceeds 30.0% of CPFL Energia’s capital stock); (ii) payment of mandatory dividends; (iii) accrual of the reserve for adjustment of the concession financial assets, monthly, or in other periodicity defined by CPFL Energia, with the profit or loss related to changes in expected cash flows of the concession financial assets of the controlled companies, recognized by CPFL Energia through equity income and accounted for in the income statement of the period, net of tax effects.  The amount to be allocated for this reserve shall be limited to the balance of the retained earnings or accumulated losses account, after the possible accrual of reserve for contingences, tax incentives or unearned profits (the realization of the reserve for adjustment of the concession financial assets shall occur at the end of the concessions of the controlled companies, upon the payment of the indemnification by the government, as well as by the write-off of the concession financial asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “retained earnings and accumulated losses”).  The balance of the reserve for adjustment of the concession financial assets cannot exceed the balance of the concession financial asset recorded in CPFL Energia’s consolidated financial statements; (iv) the remaining profit, except as otherwise resolved by the Shareholders’ Meeting, shall be allocated to the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and (v) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by the other reserves, with the revenue for adjustment of the concession financial assets and the legal reserve, in this order, the last to be absorbed.

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

In general, shareholders who are not residents of Brazil must register their equity investment with the SISBACEN to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying the ADSs are held in Brazil by Banco do Brasil S.A.  as of January 1, 2011.  The depositary registers the common shares underlying the ADSs with the SISBACEN and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then exchanges such proceeds for U.S. dollars for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted.  Dividends paid to persons who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding income tax, except for (i) dividends declared based on profits generated prior to December 31, 1995, and (ii) in 2014 dividends possibly paid in excess, due to a difference in the calculation of the profit resulting from the recent change of accounting standards adopted in Brazil,  which are subject to Brazilian withholding income tax at varying tax rates.  See “Taxation—Brazilian Tax Considerations”.

Holders of ADSs have the benefit of the electronic registration obtained with the SISBACEN, which permits the depositary and the custodian to remit proceeds related to dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs outside of Brazil.  In the event the holder exchanges the ADSs for common shares, the holder will need to update shareholder’s registration with the SISBACEN and enter into simultaneous foreign exchange transactions (without the effective remittance of funds) in order to re-enable the remittance of proceeds related to dividends and other distributions or sales.  In order to do so, the holder must be a duly qualified investor under Resolution No.  4,373 by registering with the CVM and the Brazilian Central Bank and appointing a representative in Brazil.

If the holder is not a duly qualified investor and does not follow the procedures indicated in the above paragraph, he or she will not be able to remit abroad any proceeds relating to dividends and other distributions or sales.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments (see “Item 3.  Key Information—Risk Factors—Risks Relating to the ADSs and Our Common Shares”).

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation, Brazilian companies are permitted to make distributions to shareholders of interest on shareholders’ equity and treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits.  Payment of such interest may be made at the discretion of our Board of Directors, subject to the approval of the shareholders at a general shareholders’ meeting.  In order to calculate this interest on shareholders’ equity, the TJLP is applied to certain equity accounts for the applicable period.  The deduction of the interest on shareholders’ equity payments for IRPJ and CSLL purposes is limited to the greater of:

  50.0% of net income (determined after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

  50.0% of the accrued profits and profit reserves as of the beginning of the year in respect of which such payment is made.

The payment of interest on shareholders’ equity is subject to Brazilian withholding tax at the rate of 15%, or 25.0%, if the Non-Brazilian holder is domiciled in a Favorable Tax Jurisdiction.  See “Taxation—Brazilian Tax Considerations”.  If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest (gross up).  If we distribute interest attributed to shareholder’s equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.  For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our bylaws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

In 2015, our Board of Directors approved a declaration of dividends amounted R$205 million (or R$0.206871098 per common share) from our 2015 net income and to be paid to our shareholders as a mandatory dividend in 2016 as required under Brazilian Corporate Law.  In consideration of (i) the current economic scenario, (ii) the unpredictability of the hydrological situation and (iii) the uncertainties about the market projections of the distributors due to the energy efficiency campaigns and extraordinary tariff increases, our Board of Directors also approved the allocation of R$393 million to the statutory reserve – working capital improvement account.

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

  amendment to our bylaws;

  cancellation of registration with the CVM as a publicly‑held company;

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

  approval of the dissolution of CPFL Energia;

  reduction of capital stock;

  the increase in CPFL Energia’s capital stock, as well as the issuance of convertible debentures or subscription warrants (bônus de subscrição) beyond the limits of the authorized capital;

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

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum for purposes of holding a shareholders’ meeting shall consist of shareholders representing at least 25.0% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  There are certain exceptions to the general rule, as in the case of a shareholders’ meeting with the purposes of (i) amending our bylaws, which shall only be held with the presence of shareholders representing at least two‑thirds of our issued and outstanding voting capital on the first call and any percentage on the second call; and (ii) appointing a financial institution responsible for our valuation, in the event of cancellation of our registration with the CVM as a publicly‑held company, which shall only be held with the presence of shareholders representing at least 20.0% of our issued and outstanding voting capital on the first call and any percentage on the second call.

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

  change our corporate purpose;

  merge us with another company or consolidate us with another company;

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

  matters with interest of related parties;

  ordinary Shareholders’ Meeting;

  election of members of the Board of Directors;

  compensation of the Management of the Company;

  amendment to the Company’s bylaws;

  capital increase or capital reduction;

  issuance of debentures or subscription bonuses;

  issuance of preferred shares;

  reduction of the mandatory dividend distribution;

  acquisition of the control of another company;

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

A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting.  The proxy must be a shareholder, an officer of the corporation, a lawyer or, in certain cases, a financial institution.  An investment fund must be represented by its investment fund officer.  The Company and/or its shareholders may also carry out a public proxy request directed to all shareholders with voting rights, subject to certain procedures governed by Brazilian Corporate Law.  For shareholders who are legal persons, in accordance with the understanding of the Joint Committee of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

Recent amendments to CVM Rule No.  481 have also ruled, among other provisions, the right of our shareholders casting votes remotely.  For such purposes and subject to certain procedures governed by Brazilian Corporate Law, (i) we are requested to provide our shareholders, up to one month before the date scheduled for certain shareholders’ meetings, with the ballot paper to cast votes remotely, and (ii) our shareholders are requested to send back the relevant ballot paper directly to us (by post or e-mail), or by giving instructions to certain authorized services providers, no later than 7 days before the date scheduled for the shareholders’ meeting.  In the case of instructions given to authorized services providers, such authorized services providers may accept instructions by any means that they usually use to communicate with the shareholders and also refuse to accept voting instructions from shareholders with outdated registry. We (and also certain authorized services providers) may request rectifictions in the ballot paper sent by shareholders wishing to cast votes remotely.  In certain specific cases and under certain conditions, we might provide our shareholders with a more beneficial deadline or mechanism to send back the ballot papers, or to attend our shareholders’ meetings (for example, by means of an electronically system which may allow them to remotely attend our meetings). The referred amendments to CVM Rule No.  481 have also ruled out the right of shareholders to ask for the inclusion of candidates and proposals in the ballot, to the extent that observed the percentage of a particular type of shares vis-à-vis the stock capital of the company (as provided for in CVM Rule No.  481, as amended) and the terms provided for in CVM Rule No.  481.  These requests must be made: (i) in the case of an annual general meeting:  on the first business day of the fiscal year in which the annual general meeting shall be held and up to 45 days before the date of such meeting; or (ii) in the case of an extraordinary general meeting to appoint members of the board of directors and/or the fiscal council:  on the first business day after an event that justifies the calling of an extraordinary general meeting for the election of members of the board of directors and/or the fiscal council and up to 35 days before the date of such meeting.  We may request rectifications to requests made by shareholders wishing to include proposals or candidates on the ballot.  A request made by a shareholder may be revoked at any time up to the relevant general meeting, upon notice by the requesting shareholder to the Investor Relations Officer, in which case any votes may be disregarded.

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

Withdrawal Rights

Brazilian Corporate Law grants our shareholders the right to withdraw from the Company in case they disagree with decisions taken in shareholder’s meetings concerning the following matters:  (i) the reduction of minimum mandatory dividends; (ii) the merger of the Company or consolidation with another company; (iii) the change of the corporate purpose of the Company; (iv) a spinoff of the Company (if such spin‑off changes the Company’s corporate purpose, reduces mandatory dividends or results in the company joining a group of entities); (v) the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of Article 256 of Brazilian Corporate Law; (vi) a change in our corporate form; (vii) approval of our participation in a group of companies (as defined in Brazilian Corporate Law); (viii) if the company resulting from a merger, spin-off or consolidation with another company, which is a successor of a public-held company, does not register itself with the CVM as a publicly‑held company, within the deadlines provided under Brazilian Corporate Law; or (ix) stock swap merger of the Company with another company, so that the Company becomes a wholly-owned subsidiary of that company.  Even shareholders who did not vote or were not present at the relevant meeting may exercise this withdrawal right, subject to certain conditions provided under Brazilian Corporate Law.

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

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the SISBACEN.  These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for common shares, from remitting proceeds related to dividends, or distributions or the proceeds from any sale of common shares abroad.  Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American depositary receipts, or ADRs.

Resolution No.  4,373, issued by the National Monetary Council on September 29, 2014, or Resolution No.  4,373, provides that foreign investors may invest in financial and capital markets in Brazil, including through the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

The custodian has obtained an electronic registration with SISBACEN in the name of Citibank N.A., the depositary, with respect to the American Depositary Shares.  Under this electronic registration, the custodian and the depositary are able to remit outside Brazil the dividends and other distributions on our common shares represented by American Depositary Shares.  Any holder who exchanges American Depositary Shares for common shares will need to update his or her registration with the SISBACEN and enter into simultaneous foreign exchange transactions (without the effective remittance of funds) in order to be able to remit dividends and other distributions outside Brazil.  The holder may not be able to remit outside Brazil any distributions, or proceeds from dispositions of shares, util he or she has entered into these foreign exchange transactions and updated his or her SISBACEN registration.  If the holder converts the American Depositary Shares into a direct investment and obtains his or her electronic SISBACEN registration through the RDE-IED Registry, he or she may be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares.  For further information, see “—Taxation—Brazilian Tax Considerations”.

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

For purposes of the mandatory registry with the Brazilian Central Bank of foreign investments in the Brazilian financial and capital markets, Resolution No.  4,373 expressly provides that simultaneous foreign exchange transactions (i.e.  without effective transfer of funds) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in the Brazilian financial and capital markets; (ii) transfer of investments made in depositary receipts into foreign direct investments (or investimento externo direto) or investments in the Brazilian financial and capital markets; and (iii) transfer of investments in the Brazilian financial and capital markets into foreign direct investments.

In addition, Resolution No.  4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by CVM through specific regulation.  Pursuant to CVM Rule No.  560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, among others.

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

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non‑Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below.

With respect to our ADSs, arguably the gains realized by a Non‑Brazilian Holder upon the disposition of ADSs to another non‑Brazilian resident should not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No.  10,833/03.  We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation.  As a result, gains on a disposition of ADSs by a Non‑Brazilian Holder to a Brazilian resident, or even to a non‑Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over‑the‑counter market) are:

  exempt from income tax when realized by a Non‑Brazilian Holder that (1) has registered the investment in Brazil with the Brazilian Central Bank under the rules of Resolution No.  4,373, or a 4,373 Holder, and (2) is not a resident in a country or location which is defined as a “Favorable Tax Jurisdiction” for this purposes as described below; or

  subject to income tax at rates varying from 15% to 22.5%, depending on the amount of the capital gain, in the case of gains realized by (A) a Non‑Brazilian Holder that (1) is not a 4,373 Holder and (2) is not a Favorable Tax Jurisdiction Resident; or by (B) a Non‑Brazilian Holder that (1) is a 4,373 Holder, and (2) is a Favorable Tax Jurisdiction Resident.  In this case, a withholding income tax rate of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non‑Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non‑Resident Holder.

Any other gains assessed on a sale or disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax rates varying from 15% to 22.5%.  Exception is made for a Non-Brazilian Holder in a Low or Nil Tax Jurisdiction which, in this case, is subject to income tax at the rate of 25%.  If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset against the eventual income tax due on capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non‑Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at rates varying from 15% to 22.5% as of 2017 or 25%, in case of Non-Brazilian Holders in Low or Nil Tax Jurisdictions, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to withholding income tax at the rates varying from 15% to 22.5% as of 2017 or 25%, as the case may be.  In some circumstances, there may be arguments to claim that this taxation is not applicable, including the case of a Non‑Brazilian Holder that is a 4,373 Holder and is not a resident in a “Favorable Tax Jurisdiction” for this purpose.  The availability of these arguments to any specific holder of our common shares will depend on the circumstances of the holder.  Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

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

Moreover, on November 28, 2014, due to the enactment of Ordinance No.  488, the definition of a Favorable Tax Jurisdiction, for the purposes described above, was changed from jurisdictions where there is no income tax, or the income tax rate applicable is inferior to 20%, to jurisdictions where there is no income tax, or the income tax applicable rate is inferior to 17%.  Due to this change, the listing of Normative Instruction No.  1,037 may soon be updated.

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

  brokers or dealers in securities or currencies;

  U.S. holders whose functional currency is not the U.S. dollar;

  holders that own or have owned stock constituting 10.0% or more of our total combined voting power (whether such stock is directly, indirectly or constructively owned);

  tax‑exempt organizations;

  regulated investment companies;

  real estate investment trusts;

  grantor trusts;

  common trust funds;

  banks or other financial institutions;

  persons liable for the alternative minimum tax;

  securities traders who elect to use the mark‑to‑market method of accounting for their securities holdings;

  insurance companies;

  persons that acquired common shares or ADSs as compensation for the performance of services;

  U.S. expatriates; and

  persons holding common shares or ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security, constructive sale or other integrated transaction.

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

Exchange Rate Risk

At December 31, 2016, approximately 25% of our indebtedness was denominated in U.S. dollars.  Also at December 31, 2016, we had swap agreements that offset the exchange rate risk with respect to R$5,430 million of those amounts.  As our net exposure is an asset denominated in U.S. dollars since the swap has higher balances than the liability, our exchange rate risk is associated with the risk of a drop in the value of the U.S. dollar.  The potential loss to us that would result from a hypothetical favorable 50.0% change in foreign currency exchange rates (an expected scenario provided by the BM&FBOVESPA), after giving effect to the swaps, would be approximately R$61 million (R$25 million if considering an hypothetical favorable 25.0% change in foreign currency exchange rates), primarily due to the increase, in Brazilian reais, in the principal amount of our foreign currency indebtedness.  The total increase in our foreign currency indebtedness would be reflected as an expense in our income statement.  For further information on other scenarios, please see note 35.c.1 to our audited annual consolidated financial statements.

Risk of Index Variation

We have indebtedness and financial assets that are denominated in reais and that bear interest at variable rates or, in some cases, are fixed.  The interest or indexation rates include several different Brazilian money‑market rates and inflation rates.  At December 31, 2016, the amount of such liabilities, net of such assets and after giving effect to swaps, was R$9,353 million.  Further information for other scenario, please see note 35.c.2 to our audited annual consolidated financial statements.

A hypothetical, instantaneous and unfavorable change of 25% in rates applicable to floating rate financial assets and liabilities held at December 31, 2016, would result in a net additional cash outflow of approximately R$282 million.  This sensitivity analysis is based on the assumption of an unfavorable 25% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities (an expected scenario available in the Market).  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as unfavorable movements of all interest rates are unlikely.

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

In 2016 we received US$520,000 (or US$364,000 net of withholding income tax) from the depositary for expenses incurred by us relating to the ADR program, including expenses related to the first year of the agreement between the depositary and us.

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use of PROCEEDS

None.

ITEM 15.                     Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the updated criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in 2013.  Based on such assessment and criteria, our Management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

On October 31, 2016, we consummated the acquisition of all of the shares of the capital stock of RGE Sul (formerly AES Sul Distribuidora Gaúcha de Energia S.A.).  Pursuant to SEC guidance, if a registrant consummates a material purchase business combination during its fiscal year, management may exclude the internal control over financial reporting of the acquired business from management’s report on internal control over financial reporting for that fiscal year.  On that basis, our management excluded from its report the internal control over financial reporting of RGE Sul, which total assets and net operating revenues represent 9.7% and 2.7%, respectively, of our consolidated total assets and net revenues as of and for the year ended December 31, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the internal control over financial reporting of CPFL Energia S.A. and subsidiaries (the "Company”) as of  December 31, 2016, based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at RGE Sul Distribuidora Gaucha S.A. (formerly AES Sul Distribuidora Gaúcha de Energia S.A.), which was acquired on October 31, 2016 which total assets and net operating revenues represent 9.7% and 2.7% of total assets and net operating revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting at RGE Sul Distribuidora Gaucha S.A. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS issued by IASB and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 17, 2017 expressed an unqualified opinion on those financial statements and included an explanatory paragraph stating that the statements of income for the years ended December 31, 2015 and 2014 have been retrospectively adjusted as a result of changes in the accounting policy adopted by the Company regarding the classification of adjustments in the expected cash flows related to the concession financial asset.

Campinas, São Paulo, Brazil

April 17, 2017

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

ITEM 16.

ITEM 16A.    Audit Committee Financial Expert

As described in Item 16D below, we have given our fiscal council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A‑3(c)(3).  Our Board of Directors recognizes that one member of our fiscal council, Pan Yuehui, qualifies as an audit committee financial expert and meets the applicable independence requirements for fiscal council membership under Brazilian law.  He also meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).  Some of the members of our fiscal council are currently employed by some of our principal shareholders or their affiliates.

ITEM 16B.    Code of Ethics

We consider ethics to be an essential value for our reputation and longevity.  Our Ethics Management and Development System (SGDE) aims to turn concerns with ethical behavior into effective practices, focusing on avoiding breaches and promoting development of ethical quality throughout the Organization’s actions.  The system is composed of a set of provisions, implemented in all of our subsidiaries.  SGDE aims to prevent, monitor, assess, revise and improve individual and institutional actions of the company that directly or indirectly imply in ethical behavior, partially or fully.  Our Code of Ethics and Business Conduct (“Code of Ethics”) has a scope that is similar to the one required for a U.S. domestic company under the NYSE rules.  We report each year under Item 16B of its annual report on Form 20-F any waivers of the Code of Ethics in favor of our CEO, CFO, principal accounting officer and persons performing similar functions.  Besides the initiatives that directly involve our partners, we seek to ensure that our business values are shared by the chain of suppliers through contractual items that require compliance with the Code of Ethics and the SA 8000 (social responsibility) Norm.  In our services contracts, there is an exclusive clause regarding the Code of Ethics in the contracting processes.  The Code of Ethics governs all relations between companies of the Group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).  The detailed Code of Ethics is available on our website at http://cpfl.riweb.com.br/Download.aspx?Arquivo=c8hbijtPBCqQTNpMfzWTDw== (This URL is intended to be an inactive textual reference only.  It is not intended to be an active hyperlink to our website.  The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this annual report).

We finished reviewing our Code of Ethics in 2015, whereby suggestions from our employees and outside stakeholders have been implemented.  The final version of our Code of Ethics was approved by our Board of Directors in January 27, 2016.  Dissemination through all CPFL’s subsidiaries, employees and outside stakeholders occurred during 2016.

ITEM 16C.    Principal Accountant Fees and Services

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2016 and 2015.  Our independent registered public accounting firm was Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015
	(in thousands of reais)
Audit fees	4,888	4,477
Audit‑related fees	1,583	1,782
Tax fees	440	257
Total	6,911	6,516

“Audit Fees” are the aggregated fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements for fiscal years 2016 and 2015, respectively.

“Audit‑related fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for the years ended December 31, 2016 and 2015, respectively.

“Tax fees” in the above table are for services related to tax compliance charged by Deloitte Touche Tohmatsu Auditores Independentes for the years ended December 31, 2016 and 2015, respectively.

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

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.     Change in Registrant’s Certifying Accountant

Deloitte Touche Tohmatsu Auditores Independentes was appointed to act as our independent public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 until the filing of this Form 20-F with the SEC.  Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.   Due to the limitations set forth in these regulations, we did not seek to renew Deloitte Touche Tohmatsu Auditores Independentes’s contract when it was expired and Deloitte Touche Tohmatsu Auditores Independentes could not attempt to stand for reelection for CVM purposes.  On December 14, 2016, our Board of Directors approved the appointment of KPMG Auditores Independentes to act as our independent public accounting firm beginning with a review of our quarterly information for the first quarter of 2017.

Deloitte Touche Tohmatsu Auditores Independentes’s reports on our financial statements for each of the fiscal years ended on December 31, 2015 and 2016 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.  During such fiscal years, there were no disagreements with Deloitte Touche Tohmatsu Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Deloitte Touche Tohmatsu Auditores Independentes, would have caused Deloitte Touche Tohmatsu Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We have requested that Deloitte Touche Tohmatsu Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of this letter is filed as Exhibit 15.1 to this Form 20 F.

We did not consult KPMG Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20 F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20 F).

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

CPFL is a controlled company, because more than a majority of its voting power is controlled by State Grid Brazil Participações Ltda., an indirect subsidiary of State Grid Corporation of China. As a controlled company, CPFL would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer. CPFL has two independent director, as defined by BM&FBOVESPA rules.

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

In lieu of appointing an audit committee composed of independent members of the Board of Directors, CPFL has a permanent Conselho Fiscal, or fiscal council, in accordance with the applicable provisions of the Brazilian Corporate Law, and CPFL has granted the fiscal council with additional powers that meet the requirements of Exchange Act Rule 10A‑3(c)(3). Under Brazilian Corporate Law, which enumerates standards for the independence of the fiscal council from CPFL and its Management, none of the members of the fiscal council may be: (i) members of the Board of Directors; (ii) members of the board of executive officers; (iii) employed by CPFL or an affiliate or company controlled by CPFL or (iv) a spouse or relative, to a certain degree, of any member of our Management or Board of Directors. Members of the fiscal council are elected at the company’s general shareholders’ meeting for a one‑year term of office. The fiscal council of CPFL currently has three members, all of whom comply with standards (i) to (iv) above. The responsibilities of the fiscal council, which are set forth in its charter, includes reviewing Management’s activities and the company’s financial statements, and reporting findings to the company’s shareholders.

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

CPFL has a formal Code of Ethics that applies to its directors, officers, employees and controlling shareholders. CPFL’s Code of Ethics has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules. CPFL reports each year under Item 16B of our annual report on Form 20-F any waivers of the code of ethics in favor of our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions. We will disclose such amendment or l on our website.

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

ITEM 16H.    Mine Safety Disclosure

Not applicable.

ITEM 17.                     Financial Statements

Not applicable.

ITEM 18.                     Financial Statements

See pages F‑1 through F–101, incorporated herein by reference.

ITEM 19.                     Exhibits

No.	Description
1.1	Amended and Restated Bylaws of CPFL Energia S.A. (together with an English version).
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
12.1	Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2	Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1	Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2	Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
15.1	Letter from Deloitte Touche Thomatsu Auditores Independentes to the SEC, dated April 17, 2017 regarding the change in independent public accounting firm.

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

IGP-M:  Market General Price Index (Índice Geral de Preços – Mercado published by Fundação Getúlio Vargas).

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

SIGNATURES

 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on April 17, 2017.

CPFL ENERGIA S.A.

By:         /s/ Andre Dorf

Name:    Andre Dorf

Title:       Chief Executive Officer

By:         /s/ Gustavo Estrella

Name:    Gustavo Estrella

Title:       Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CPFL Energia S.A.
São Paulo – SP

We have audited the accompanying consolidated balance sheets of CPFL Energia S.A. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As discussed in note 2.7 to the consolidated financial statements, as a result of changes in the accounting policy adopted by the Company regarding the classification of adjustments in the expected cash flows related to the concession financial asset, the accompanying statements of income for the years ended December 31, 2015 and 2014, have been retrospectively adjusted and are restated as set out in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

Campinas, São Paulo, Brazil

April 17, 2017

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT DECEMBER 31, 2016 AND 2015

(In thousands of Brazilian reais - R$)

ASSETS	Note	Dec 31, 2016	Dec 31, 2015

CURRENT ASSETS
Cash and cash equivalents	5	6,164,997	5,682,802
Consumers, concessionaires and licensees	6	3,765,893	3,174,918
Dividend and interest on capital	13	73,328	91,392
Securities		449	23,633
Taxes recoverable	7	403,848	475,211
Derivatives	35	163,241	627,493
Sector financial asset	8	-	1,464,019
Leases	10	19,281	12,883
Concession financial asset	11	10,700	9,630
Other receivables	12	777,451	946,670
TOTAL CURRENT ASSETS		11,379,187	12,508,652

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	203,185	128,946
Associates, subsidiaries and parent company	32	47,631	84,265
Escrow deposits	22	550,072	1,227,527
Securities		62	-
Taxes recoverable	7	198,286	167,159
Sector financial assets	8	-	489,945
Derivatives	35	641,357	1,651,260
Deferred tax assets	9	922,858	334,886
Leases	10	50,541	34,504
Concession financial asset	11	5,363,144	3,597,474
Investments at cost		116,654	116,654
Other receivables	12	715,650	560,014
Investments	13	1,493,753	1,247,631
Property, plant and equipment	14	9,712,998	9,173,217
Intangible assets	15	10,775,613	9,210,338
TOTAL NONCURRENT ASSETS		30,791,805	28,023,819

TOTAL ASSETS		42,170,992	40,532,471

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT DECEMBER 31, 2016 AND 2015

(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY	Note	Dec 31, 2016	Dec 31, 2015

CURRENT LIABILITIES
Trade payables	16	2,728,130	3,161,210
Interest on debts	17	129,364	118,267
Interest on debentures	18	305,180	232,227
Borrowings	17	1,746,284	2,831,654
Debentures	18	1,242,095	458,165
Private pension plan	19	33,209	802
Regulatory charges	20	366,078	852,017
Taxes, fees and contributions	21	681,544	653,342
Dividend	25	232,851	221,855
Estimated payroll		131,707	79,924
Derivatives	35	6,055	981
Sector financial liability	8	597,515	-
Use of public asset	23	10,857	9,457
Other payables	24	807,623	904,971
TOTAL CURRENT LIABILITIES		9,018,492	9,524,873

NONCURRENT LIABILITIES
Trade payables	16	129,781	633
Interest on debts	17	144,709	120,659
Interest on debentures	18	29,153	16,487
Borrowings	17	11,023,685	11,592,206
Debentures	18	7,423,519	6,363,552
Private pension plan	19	1,019,233	474,318
Taxes, fees and contributions	21	26,814	-
Deferred tax liabilities	9	1,324,134	1,432,594
Provision for tax, civil and labor risks	22	833,276	569,534
Derivatives	35	112,207	33,205
Sector financial liability	8	317,406	-
Use of public asset	23	86,624	83,124
Other payables	24	309,292	191,148
TOTAL NONCURRENT LIABILITIES		22,779,832	20,877,460

SHAREHOLDERS´ EQUITY	25
Issued capital		5,741,284	5,348,312
Capital reserves		468,014	468,082
Legal reserve		739,102	694,058
Statutory reserve - concession financial asset		702,928	585,451
Statutory reserve - working capital improvement		545,505	392,972
Additional dividend proposed		7,820	-
Accumulated other comprehensive income		(234,633)	185,321
		7,970,021	7,674,196
Equity attributable to noncontrolling interests		2,402,648	2,455,942
TOTAL SHAREHOLDERS´ EQUITY		10,372,668	10,130,138

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		42,170,992	40,532,471

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	2016	2015 * Restated	2014 * Restated

NET OPERATING REVENUE	27	19,112,089	20,599,212	17,399,196

COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	28	(11,200,242)	(13,311,747)	(10,643,130)
Cost of operation	29	(2,248,795)	(1,907,197)	(1,672,359)
Cost of services rendered to third parties	29	(1,357,032)	(1,049,101)	(946,052)

GROSS PROFIT		4,306,020	4,331,167	4,137,655

Operating expenses	29
Sales expenses		(547,251)	(464,583)	(402,698)
General and administrative expenses		(849,416)	(863,499)	(773,630)
Other Operating Expense		(386,746)	(357,653)	(328,000)

INCOME FROM ELECTRIC ENERGY SERVICES		2,522,608	2,645,433	2,633,327

Equity interests in associates and joint ventures	13	311,414	216,885	59,684

FINANCE INCOME (COSTS)	30
Finance income		1,200,503	1,143,247	785,794
Finance costs		(2,653,977)	(2,551,110)	(1,968,503)
		(1,453,474)	(1,407,863)	(1,182,708)

PROFIT BEFORE TAXES		1,380,547	1,454,454	1,510,304

Social contribution	9	(150,859)	(160,162)	(168,989)
Income tax	9	(350,631)	(419,015)	(454,871)
		(501,490)	(579,177)	(623,860)

PROFIT FOR THE YEAR		879,057	875,277	886,443

Profit attributable to the owners of the Company		900,885	864,940	949,177
Profit (loss) attributable to noncontrolling interests		(21,828)	10,337	(62,733)
Earnings per share attributable to owners of the Company:
Basic	26	0.89	0.85	0.93
Diluted	26	0.87	0.83	0.92

 (*) Includes the effects of note 2.7.

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

(In thousands of Brazilian reais - R$)

	2016	2015	2014

Profit for the year	879,057	875,277	886,443

Other comprehensive income
Items that will not be reclassified subsequently to profit and loss
- Actuarial gains (losses), net of tax effects	(394,175)	65,547	(225,720)

Total Comprehensive income for the year	484,882	940,825	660,724

Attributable to owners of the Company	506,709	930,488	723,457
Attributable to noncontrolling interests	(21,828)	10,337	(62,733)

The accompanying notes are an integral part of these consolidated financial statements.

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

(In thousands of Brazilian reais - R$)

			Earning reserves					Accumulated comprehensive income				Noncontrolling interests
					Statutory reserves
				Retained	Concession	Working			Private			Accumulated	Other
	Issued	Capital	Legal	earnings	financial	capital		Deemed	pension	Retained		comprehensive	equity	Total
	capital	reserves	reserve	reserve	asset	improvement	Dividends	cost	plan	earnings	Total	income	component	equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	-	567,802	509,666	(111,998)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	949,177	949,177	-	(62,733)	886,443
Other comprehensive income - actuarial losses	-	-	-	-	-	-	-	-	(225,720)	-	(225,720)	-	-	(225,720)

Internal changes in equity
Changes in deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,478)	-	39,478	-	(2,254)	2,254	-
Tax on realization of deemed cost	-	-	-	-	-	-	-	13,422	-	(13,422)	-	766	(766)	-
Recognition of legal reserve	-	-	47,459	-	-	-	-	-	-	(47,459)	-	-	-	-
Realization/reversal of retained earnings reserve	-	-	-	(108,987)	-	-	-	-	-	108,987	-	-	-	-
Changes in statutory reserve in the year	-	-	-	-	65,400	554,888	-	-	-	(620,288)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)

Capital transactions with owners
Prescribed dividends	-	-	-	-	-	-	-	-	-	5,722	5,722	-	-	5,722
Interim dividends	-	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
Additional dividend aproved	-	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(27,156)	(594,958)
Redemption of capital reserve of noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(2,189)	(2,189)
Capital increase in subsidiaries with no change in control	-	362	-	-	-	-	-	-	-	-	362	-	760	1,123
Gain (loss) on equity interest with no change in control	-	(207)	-	-	-	-	-	-	-	-	(207)	-	207	-
Business combination - CPFL Renováveis / DESA	-	180,297	-	-	-	-	-	-	-	-	180,297	-	653,366	833,663
Business combination - CPFL Renováveis / DESA - effect of subsidiary's noncontrolling interests (*)	-	-	-	-	-	-	-	-	-	-	-	-	119,137	119,137

Balance at December 31, 2014	4,793,424	468,082	650,811	-	330,437	554,888	-	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	864,940	864,940	-	10,337	875,277
Other comprehensive income - actuarial gains	-	-	-	-	-	-	-	-	65,547	-	65,547	-	-	65,547

Internal changes of shareholders'equity
Changes in deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,574)	-	39,574	-	(2,550)	2,550	-
Tax on realization of deemed cost	-	-	-	-	-	-	-	13,455	-	(13,455)	-	867	(867)	-
Recognition of legal reserve	-	-	43,247	-	-	-	-	-	-	(43,247)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	-	255,013	392,972	-	-	-	(647,985)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(48)	(48)

Capital transactions with owners
Capital increase	554,888	-	-	-	-	(554,888)	-	-	-	-	-	-	-	-
Prescribed dividends	-	-	-	-	-	-	-	-	-	5,597	5,597	-	-	5,597
Additional dividend approved	-	-	-	-	-	-	-	-	-	(205,423)	(205,423)	-	(8,147)	(213,570)
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	-	-	7	7

Balance at December 31, 2015	5,348,312	468,082	694,058	-	585,450	392,972	-	457,491	(272,170)	-	7,674,196	15,320	2,440,623	10,130,140

Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	-	900,885	900,885	-	(21,828)	879,057
Other comprehensive income - actuarial gains	-	-	-	-	-	-	-	-	(394,175)	-	(394,175)	-	-	(394,175)

Internal changes of shareholders'equity
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	-	(39,058)	-	39,058	-	(2,649)	2,649	-
Tax on realization of deemed cost	-	-	-	-	-	-	-	13,280	-	(13,280)	-	901	(901)	-
Recognition of legal reserve	-	-	45,044	-	-	-	-		-	(45,044)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	-	117,478	545,505	-	-	-	(662,983)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(1,176)	(1,176)

Capital transactions with owners
Capital increase	392,972	-	-	-	-	(392,972)	-	-	-	-	-	-	-	-
Prescribed dividends	-	-	-	-	-	-	-	-	-	3,144	3,144	-	-	3,144
Dividend proposal approved	-	-	-	-	-	-	7,820	-	-	(7,820)	-	-	-	-
Dividend distributed to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(30,827)	(30,827)
Dividend proposal approved	-	-	-	-	-	-	-	-	-	(213,960)	(213,960)	-	-	(213,960)
Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	-	-	-	-	-	(68)	-	535	467

Balance at December 31, 2016	5,741,284	468,014	739,102	-	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

(In thousands of Brazilian reais – R$)

	2016	2015	2014
OPERATING CASH FLOW
Profit before taxes	1,380,547	1,454,454	1,510,304

ADJUSTMENT TO RECONCILE PROFIT TO CASH FROM OPERATING ACTIVITIES
Depreciation and amortization	1,291,165	1,279,902	1,159,964
Provision for tax, civil and labor risks	228,292	258,539	191,228
Allowance for doubtful debts	176,349	126,879	83,699
Interest on debts, inflation adjustment and exchange rate changes	2,052,959	1,519,819	1,486,061
Pension plan expense	76,638	60,184	48,165
Equity interests in associates and joint ventures	(311,414)	(216,885)	(59,684)
Impairment	48,291	38,956	-
Loss on disposal of noncurrent assets	83,576	16,309	20,726
Deferred taxes (PIS and COFINS)	(8,579)	19,138	24,946
Others	(1,832)	(5,825)	(2,431)
	5,015,992	4,551,470	4,462,978

DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(205,828)	(1,055,143)	(265,103)
Dividends and interest on capital received	83,356	24,050	40,374
Taxes recoverable	128,453	(62,041)	(134)
Escrow deposits	756,171	22,827	65,732
Sectorial financial asset	2,494,223	(858,860)	(932,719)
Receivables - amounts from the Energy Development Account - CDE / CCEE	186,052	181,141	(352,379)
Concession financial assets (transmission companies)	(55,134)	(44,243)	(62,299)
Other operating assets	265,404	(82,278)	20,634

INCREASE (DECREASE) IN OPERATING LIABILITIES
Trade payables	(782,963)	787,063	470,982
Other taxes and social contributions	(63,986)	412,703	193,357
Other liabilities with private pension plan	(77,183)	(112,172)	(118,897)
Regulatory charges	(514,935)	808,223	11,415
Tax, civil and labor risks paid	(216,998)	(247,512)	(188,000)
Sectorial financial liability	288,144	(23,170)	21,998
Payables - amounts provided by the CDE	(70,907)	19,696	25,807
Other operating liabilities	(148,967)	107,930	84,467
CASH FLOWS PROVIDED BY OPERATIONS	7,080,894	4,429,684	3,478,213
Interest paid on debts and debentures	(1,570,985)	(1,595,649)	(1,333,570)
Income tax and social contribution paid	(875,883)	(276,061)	(552,070)
NET CASH FROM OPERATING ACTIVITIES	4,634,026	2,557,974	1,592,573

INVESTING ACTIVITIES
Price paid in business combination net of cash acquired	(1,496,675)	-	(68,464)
Cash incorporated in business combination	-	-	139,293
Capital increase in investees	-	-	(45,445)
Gain on sales of interest in joint ventures	-	10,454	-
Purchases of property, plant and equipment	(1,026,867)	(550,003)	(345,049)
Securities, pledges and restricted deposits	(125,517)	(147,914)	(7,839)
Purchases of intangible assets	(1,211,082)	(877,793)	(716,818)
Sale of noncurrent assets	-	10,586	43,024
Intragroup loans	44,922	29,776	949
Repayment of advances to suppliers	-	-	67,342
NET CASH USED IN INVESTING ACTIVITIES	(3,815,219)	(1,524,894)	(933,007)

FINANCING ACTIVITIES
Capital increase by noncontrolling interests	467	7	1,123
Borrowings and debentures raised	3,774,355	4,532,167	3,186,384
Repayment of principal of borrowings and debentures	(4,016,693)	(4,037,685)	(2,559,771)
Repayment of derivatives	158,242	(135,309)	(119,628)
Repayment for business combinations	(21,234)	(61,709)	-
Dividends and interest on capital paid	(231,749)	(5,204)	(1,016,641)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(336,612)	292,267	(508,533)
NET INCREASE IN CASH AND CASH EQUIVALENTS	482,195	1,325,347	151,033
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5,682,802	4,357,455	4,206,422
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6,164,997	5,682,802	4,357,455

The accompanying notes are an integral part of these consolidated financial statements

CPFL ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

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

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,311	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior of São Paulo	27	1,695	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,461	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul") (a)	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,320	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	209	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	85	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower plants (b)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower plants	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (e)	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower plant	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal plants	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (c)	Tocantins	1 Hydropower plant	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(d)	(d)	(d)	(d)
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 small hydropower plants	4	4

Energy commercialization	Company type	Core activity	Equity interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest

CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("CPFL Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) is a publicly-held corporation engaged in providing electricity distribution services in all forms, and these activities are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”), linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technology and services, including exploration of activities directly or indirectly derived from the use of assets, rights and technologies held by it. The CPFL Group took over the control of RGE Sul, formerly named AES Sul Distribuidora Gaúcha S.A., on October 31, 2016. For further details see note 15.3 – acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”).

b)     CPFL Geração has 51.54% of assured energy and power of the Serra da Mesa hydropower plant, whose concession is owned by Furnas. The small hydropower plant Cariobinha and the thermoelectric plant Carioba are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

c)     Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

d)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2016, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,904.1 MW (2,054.3 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (555.3 MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (132.3 MW);

•       Wind power generation: 70 projects (1,977.7 MW) with 43 projects in operation (1,260.2 MW) and 27 projects under construction/development (717.5 MW);

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

e)     The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(2)  PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standard Board – IASB.

Management states that all information material to the financial statements is being disclosed and corresponds to what is used in managing the Company.

The consolidated financial statements were approved by Management and authorized for issue on April 17, 2017.

2.2 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of financial position: (i) derivative financial instruments measured at fair value, (ii) financial instruments measured at fair value through profit or loss, and (iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 35 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of consolidated financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

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

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, Concessionaires and Licensees;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 11 – Concession Financial Asset

•         Note 14 – Property, plant and equipment and impairment;

•         Note 15 – Intangible assets and impairment;

•         Note 19 – Private pension plan;

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 27 – Net operating revenue; and

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

The Company´s Management use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, further details see note 31.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2016 and 2015, the noncontrolling interests recognized in the financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Restatements in the 2015 and 2014 financial statements

The Company and its energy distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable concession financial asset of the distribution subsidiaries, originally presented in the line item of finance income, with in finance income (costs), could be more properly classified in the group of Net Operating Revenue, together with the other income related to their core activity. This allocation reflects more accurately the energy distribution business model and allows a better presentation regarding the performance. This conclusion is based on the fact that:

i.	Investing in infrastructure is an essential activity of the electricity distribution business whose model is to construct, maintain and operate this infrastructure;
ii.	Most players in distribution activity, as well as Transmission companies, have already adopted such classification, which improves comparability of financial statements among industry companies;
iii.	Increase of inflation rates observed over the past few years has contributed to the rise of Concession Financial Asset’s carrying amount, which has contributed for the increasing relevance of such income in company’s consolidated income statement.

According to the guidance in IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy and made the retrospective reclassifications in their statements of profit or loss, originally issued on April 8, 2016.

The reclassifications made do not change the total assets, equity, profit and cash flows for the year. For comparability purposes, these reclassifications are presented below:

•         Statement of Profit or Loss

	2015	Reclassifications	2015 (Restated)	2014	Reclassifications	2014 (Restated)

NET OPERATING REVENUE	20,205,869	393,343	20,599,212	17,305,942	93,254	17,399,196

COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	(13,311,747)		(13,311,747)	(10,643,130)		(10,643,130)
Cost of operation	(1,907,197)		(1,907,197)	(1,672,359)		(1,672,359)
Cost of services rendered to third parties	(1,049,101)		(1,049,101)	(946,052)		(946,052)
GROSS PROFIT	3,937,825	393,343	4,331,168	4,044,401	93,254	4,137,655

Operating expenses

Sales expenses	(464,583)		(464,583)	(402,698)		(402,698)
General and administrative expenses	(863,499)		(863,499)	(773,630)		(773,630)
Other Operating Expense	(357,653)		(357,653)	(328,000)		(328,000)
INCOME FROM ELECTRIC ENERGY SERVICES	2,252,090	393,343	2,645,433	2,540,073	93,254	2,633,327

Equity interests in associates and joint ventures	216,885		216,885	59,684		59,684

FINANCE INCOME (COSTS)
Finance income	1,558,047	(414,800)	1,143,247	890,436	(104,642)	785,794
Finance costs	(2,572,567)	21,457	(2,551,110)	(1,979,890)	11,388	(1,968,502)
	(1,014,520)	(393,343)	(1,407,863)	(1,089,454)	(93,254)	(1,182,708)

PROFIT BEFORE TAXES	1,454,454	-	1,454,454	1,510,303	-	1,510,303
Social contribution	(160,162)		(160,162)	(168,989)		(168,989)
Income tax	(419,015)		(419,015)	(454,871)		(454,871)
	(579,177)	-	(579,177)	(623,860)	-	(623,860)

PROFIT FOR THE YEAR	875,277	-	875,277	886,443	-	886,443

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s financial statements are set out below. These policies have been consistently applied to all periods presented.

3.1 Concession agreements

The IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

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

The concession financial asset is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and adjustment for (i) Extended Comprehensive Consumer Price Index (“IPCA”) for the distribution subsidiaries. The financial asset is classified as available-for-sale, with the corresponding cash flow changes entry in the Net Operating Revenue in the statement of profit or loss for the year (notes 2.7 and 4).

The remaining amount is recognized as intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recognized in accordance with IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity), residual amounts classified as intangible assets are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

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

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified into any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in the statement of profit or loss as part of the Net Operating  Revenue for the variations on the expected cash flows of distribution companies, and changes in fair value of these financial assets are recognized in other comprehensive income. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

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

The classifications of financial instruments are described in note 36.

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

For the finance leases in which the Company or its subsidiaries act as lessors, receivables from lessees are initially recognized based on the fair value of the leased asset, recorded in Net Operating Revenues.

In both cases, the income/cost is recognized in the statement of profit or loss over the term of the lease agreement so as to produce an effective interest rate on the remaining balance of the investment/liability.

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

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

      i.        Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset and, up to December 31, 2015, amortized over the remaining period of the concessions, on a straight-line basis or based on the profit curves projected for the concessionaires, as applicable. Effective January 1, 2016, in compliance with the amendments to IAS 16 and to IAS 38, the Company adopted prospectively, for all cases, the straight-line amortization method over the remaining concession period. Accordingly, for 2016, the expense relating to the amortization of the concession intangible asset decreased by R$ 24,627;

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

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its value in use and (ii) its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or “CGU”). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

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

3.10 Revenue recognition

The operating revenue in the normal course of the subsidiaries’ activities is measured at the fair value of the consideration received or receivable. The operating revenue is recognized when there is persuasive evidence that all significant risks and rewards were transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs can be reliably measured, and the amount of the operating revenue can be reliably measured.

The revenue from electric energy distribution is recognized when the energy is supplied. The energy distribution subsidiaries perform the reading of their customers based on a reading routine (calendar and reading route) and invoice monthly the consumption of MWh based on the reading performed for each consumer. As a result, part of the energy distributed during the month is not billed at the end of the month and, consequently, an estimate is developed by Management and recorded as “Unbilled”. This unbilled revenue estimate is calculated using as a base the total volume of energy of each distributor made available in the month and the annualized rate of technical and commercial losses. The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate. The revenue from energy trading is recognized based on bilateral contracts with market agents and properly registered with the Electric Energy Trading Chamber – CCEE. No single consumer accounts for 10% or more of the Company’s total revenue.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

The revenue from construction contracts is recognized based on the percentage of completion method, and losses, if any, are recognized the statement of profit or loss as incurred.

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

The Company and certain subsidiaries recognize in their financial statements the effects of tax loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax assets related to benefits of merged goodwill, which are amortized on a straight line basis for the remaining period of each concession agreement.

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

3.13 Government grants – CDE (Energy Development Account)

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Company and its subsidiaries. They are recognized in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts.

The subsidies received through funds from the CDE (notes 27) have the main purpose of offsetting discounts granted in order to provide immediate financial support to the distribution companies, in accordance with IAS 20.

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

This tariff pricing mechanism can cause temporary differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

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

At the acquisition date, assets and liabilities are recognized at fair value, except for: (i) deferred taxes, (ii) employee benefits and (iii) equity instruments.

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

3.16 Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

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

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração, CPFL Renováveis and CPFL ESCO are fully consolidated into those of their subsidiaries.

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

3.17 New standards and interpretations issued and effective

A number of IASB standards were issued or revised and are mandatory for accounting periods beginning on January 1, 2016:

a) IFRS 14 - Regulatory deferral accounts

IFRS 14 establishes that rate-regulated entities may continue to recognize regulatory deferral accounts only in connection with their first-time adoption of IFRS, allowing first-time adopters to continue to apply their previous GAAP accounting policies to regulatory assets and liabilities.

Considering that the Company and its subsidiaries are not first-time adopters of IFRS, IFRS 14 was not applicable to the group.

b) Amendments to IFRS 11 - Accounting for acquisition of an interest in a joint operation

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

The application of the amendments to IFRS 11 did not have material impacts on the Company’s consolidated financial statements for the year ended December 31, 2016 since there were no acquisitions of joint ventures during the year. Should these transactions occur, there may be impacts on the consolidated financial statements in future periods.

c) Amendments to IAS 16 and IAS 38 - Clarification of acceptable methods of depreciation and amortization

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

With the beginning of the effective period of the amendments, the Company started adopting prospectively the straight-line amortization method for the concession intangible asset, over the remaining concession period. As a result of such amendment the Company experienced a reduction in the amortization expense by R$ 24,627 in 2016.

d) Amendments to IAS 1 – Disclosure Initiatives

The amendments to IAS 1 provide guidance as regards the application of the concept of materiality in practice. The application of the amendments to IAS 1 did not have material impacts on the disclosures or amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2016.

e) Amendments to IAS 27 – Equity Method in Separate Financial Statements

The amendments deal with the permitted methods to account for investments in subsidiaries, joint ventures and associates in separate financial statements. Considering that the Company does not prepare consolidated financial statements, the application of the amendments to IAS 27 did not have impacts on its financial statements for the year ended December 31, 2016.

f) Amendments to IFRS 10 and IAS 28 – Sale of Contribution of Assets between an Investor and its associate or joint venture.

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

The application of the amendments to IFRS 10 and IAS 28 did not have material impacts on the Company’s consolidated financial statements for the year ended December 31, 2016 since there were no sales or contributions of assets between the Company and its subsidiaries, associates or joint ventures during the year. Should these transactions occur, there may be impacts on the consolidated financial statements in future periods.

g) Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10, IFRS 12 and IAS 28 bring clarifications about exemption from preparing consolidated financial statements for entities whose subsidiary is an investment entity. Considering that the Company is not an investment entity and it does not have a subsidiary, associate or joint venture that qualifies as an investment entity, the application of the amendments to IFRS 10, IFRS 12 and IAS 28 did not have material impact on its consolidated financial statements for the year ended December 31, 2016.

h) Annual Improvements to IFRSs 2012 – 2014 Cycle

The application of the amendments did not have material impacts on the disclosures and amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2016.

3.18 New standards and interpretations issued but not yet effective

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2016. Consequently, the Company has not adopted them:

a) IFRS 9 - Financial instruments

IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

This standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified into three categories: (i) measured at fair value through profit or loss; and (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and; (iii) measured at fair value through other comprehensive income.

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

Moreover, as the Company and its subsidiaries do not apply hedge accounting, Management concluded that there will not be material impact on the information disclosed or amounts recorded in its consolidated financial statements as a result of the amendments to standard. As regards the changes of the calculation of impairment of financial instruments, the Company is assessing the potential impacts of the adoption of this standard.

b) IFRS 15 - Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 – Revenue and IAS 11 - Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

c) IFRS 16 Leases

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

d)    Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

Issued on January 19, 2016, the amendments to IAS 12 clarify the requirements for recognition of deferred tax assets for unrealized losses on debt instruments and the method to assess the existence of probable future taxable profits for the realization of deductible temporary differences, to address the diversity in practice.

The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. The Company’s management believes that the application of the amendments to IAS 12 tends not to cause material impacts on its consolidated financial statements.

e)     Amendments to IAS 7 – Disclosure initiative

Issued on January 29, 2016, the amendments to IAS 7 Disclosure Initiative require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

For this, the IASB requires the disclosure of the following changes in liabilities arising from financing activities: (i) changes in cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) effect of exchange rate changes; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows have been, or will be, classified in the Statements of Cash Flows as cash flows from financing activities ". It also emphasizes that the new disclosure requirements refer similarly to changes in financial assets, if they meet the same definition. Finally, the amendments indicate that the changes in liabilities arising from financing activities should be disclosed separately from changes in other assets and liabilities.

The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. As the amendments were disclosed in a period of time shorter than one year before the mandatory period of application, entities are not required to present comparative information on the early application of the amendments. The Company’s management believes that the application of the amendments to IAS 7 will result in changes in the classification of amounts of the company’s statements of cash flows for future periods, without other material impacts on its consolidated financial statements.

f)    Amendments to IFRS 2 – Classification and measurement of share-based payment transactions

Issued on June 20, 2016, the amendments provide requirements to account for:

a)     Effects of vesting and non-vesting conditions in the measurement of cash-settled share-based payments;

b)    Share-based payment transactions with a net settlement feature, for withholding obligations; and

c)     A modification in the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled.

The amendments to IFRS 12 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company is assessing the potential impacts of the adoption of these amendments.

g)   Amendments to IFRS 4 – Application of IFRS 9 – Financial instruments with IFRS 4 – Insurance contracts

Issued on September 12, 2016, the amendments deal with concerns arising from the implementation of IFRS 9 – Financial Instruments before the implementation of the new standard that will replace IFRS 4, for potential temporary volatilities in the reported results.

As the Company does not apply the insurance standard, the Company’s management believes that the amendments to IFRS 4 will not have impacts on its consolidated financial statements.

h)   IFRIC 22 – Transactions and advances in foreign currency

Issued on December 8, 2016, IFRIC 22 deals with the exchange rate to be used in transactions involving the consideration paid or received in advance in transactions in foreign currency. The IFRIC is effective for annual periods beginning on or after January 1, 2018 with early application permitted.

The transactions in foreign currency of the Company and its subsidiaries are currently restricted to debt instruments with international financial institutions, measured at fair value, and the purchase of Itaipu energy. As the assets and liabilities measured at fair value are not within the scope of the IFRIC and there are no advance payments on Itaipu transactions, the Company’s management believes that IFRIC 22 will not have material impacts on its consolidated financial statements.

i)    Amendments to IAS 40 – Investment property

Issued on December 8, 2016, the amendments to IAS 40 clarify the requirements relating to transfers from or to investment property.  The amendments are effective for annual periods beginning on or after January 1, 2018 with early application permitted.

The Company’s management believes that the amendments will not have material impacts on its consolidated financial statements.

j)    Annual Improvements to IFRSs 2014 – 2016 Cycle

Annually IASB discusses and decides on the proposed improvements to IFRS, as they arise during the year. Issued on December 8, 2016, the improvements are related to:

j.1)   Amendments to IFRS 1 – Early application of IFRS: excludes from the standard some exceptions existing for application in the transition period of entities recently adopters of IFRS.

j.2)   Amendments to IFRS 12 – Disclosure of interests in other entities: clarifies the scope of the standard as regards the interests of entities in other entities that are classified as available for sale or discontinued operations in accordance with IFRS 5.

j.3)  Amendments to IAS 28 – Investments in Associates and Joint Ventures: clarifies if an entity has an "investment by investment" option to measure investees at fair value in accordance with IAS 28 by a risk capital organization.

Based on the preliminary assessment, the Company’s management believes that the application of these amendments will not have a material impact on the disclosures and amounts recognized in its consolidated financial statements.

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

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the IPCA as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Dec 31, 2016	Dec 31, 2015
Bank balances	170,884	148,224
Short-term financial investments	5,994,112	5,534,578
Overnight investment (a)	95,034	26,914
Bank certificates of deposit (b)	2,357,187	1,255,666
Repurchase agreements secured on debentures (b)	58,616	433,693
Investment funds (c)	3,483,274	3,818,305
Total	6,164,997	5,682,802

(a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

(b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101.7% of the CDI.

(c)    Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.4% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

The balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2016 and 2015:

	Amounts coming due	Past due		Total
		until 90 days	> 90 days	Dec 31, 2016	Dec 31, 2015
Current
Consumer classes
Residential	423,499	429,169	79,711	932,380	793,826
Industrial	222,168	83,207	81,451	386,826	365,420
Commercial	178,567	88,230	50,314	317,111	263,259
Rural	67,575	21,850	8,019	97,444	64,257
Public administration	64,009	24,064	6,275	94,348	79,953
Public lighting	57,049	10,287	5,805	73,142	78,204
Public utilities	74,792	15,752	6,959	97,503	80,706
Billed	1,087,660	672,559	238,534	1,998,754	1,725,626
Unbilled	1,095,188	-	-	1,095,188	881,307
Financing of consumers' debts	118,357	20,792	31,834	170,982	197,035
CCEE transactions	194,177	4,619	90,964	289,761	169,561
Concessionaires and licensees	381,982	678	7,673	390,333	331,105
Others	39,974	-	-	39,974	10,770
	2,917,338	698,648	369,005	3,984,991	3,315,403
Allowance for doubtful accounts				(219,098)	(140,485)
Total				3,765,893	3,174,918

Noncurrent
Financing of consumers' debts	198,875	-	-	198,875	101,585
Free Energy	5,436	-	-	5,436	4,768
CCEE transactions	41,301	-	-	41,301	41,301
	245,612	-	-	245,612	147,654
Allowance for doubtful accounts				(42,427)	(18,708)
Total				203,185	128,946

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are recognized based on the best estimates of the subsidiaries’ Management for unsecured amounts or amounts that are not expected to be collected.

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

Allowance for doubtful accounts

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 12)	Total
As of December 31, 2013	(133,247)	(13,152)	(146,399)
Allowance - reversal (recognition)	(129,482)	(3,444)	(132,925)
Recovery of revenue	49,363	(136)	49,227
Write-off of accrued receivables	90,196	1,446	91,642
As of December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance - reversal (recognition)	(170,131)	(1,152)	(171,283)
Recovery of revenue	44,338	67	44,405
Write-off of accrued receivables	89,770	1,930	91,700
As of December 31, 2015	(159,194)	(14,441)	(173,634)
Business combination	(70,636)	(16,187)	(86,823)
Allowance - reversal (recognition)	(258,377)	(969)	(259,347)
Recovery of revenue	82,393	605	82,998
Write-off of accrued receivables	144,289	3,000	147,289
As of December 31, 2016	(261,525)	(27,992)	(289,517)

Current	(219,098)	(27,992)	(247,090)
Noncurrent	(42,427)	-	(42,427)

(7)  TAXES RECOVERABLE

	Dec 31, 2016	Dec 31, 2015
Current
Prepayments of social contribution - CSLL	14,141	35,019
Prepayments of income tax - IRPJ	35,534	76,920
Withholding income tax - IRRF on interest on capital	3,642	11,150
Income tax and social contribution to be offset	94,268	100,658
Withholding income tax - IRRF	115,189	125,392
State VAT - ICMS to be offset	82,090	63,450
Social Integration Program - PIS	9,062	8,543
Contribution for Social Security Funding - COFINS	39,984	40,126
National Social Security Institute - INSS	6,374	12,660
Others	3,564	1,292
Total	403,848	475,211

Noncurrent
Social contribution to be offset - CSLL	55,498	57,439
Income tax to be offset - IRPJ	10,037	23,765
State VAT - ICMS to be offset	122,415	81,584
Social Integration Program - PIS	800	350
Contribution for Social Security Funding - COFINS	3,687	1,613
Others	5,849	2,409
Total	198,286	167,159

Withholding income tax - IRRF – relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the authorization for utilization of credit from the Federal Revenue in order to carry out its subsequent offset.

State VAT - ICMS to be offset – In noncurrent, the balance refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(8)  SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the year in the balances of Sector financial asset and liability is as follows:

	As of December 31, 2015			Operating revenue		Finance income/cost	Receipt		As of December 31, 2016
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 27.5)	Business Combination	Deferred	Approved	Total
Parcel "A"	1,490,744	519,838	2,010,582	(644,484)	(1,260,579)	28,166	(687,673)	(18,213)	(762,573)	190,369	(572,203)
CVA (*)
CDE (**)	407,295	109,937	517,232	(612,336)	(329,898)	(4,020)	-	16,561	(342,161)	(70,301)	(412,462)
Electric energy cost	(466,337)	472,428	6,091	81,164	(179,617)	(101,982)	(417,883)	(134,041)	(506,490)	(239,777)	(746,267)
ESS and EER (***)	(25,128)	(249,081)	(274,209)	(225,794)	385,941	(56,038)	(269,352)	(91,527)	(406,568)	(124,411)	(530,979)
Proinfa	(814)	(5,334)	(6,148)	51,060	(19,335)	7,219	-	2,111	3,492	31,414	34,906
Basic network charges	28,185	68,289	96,474	19,517	(84,894)	(1,449)	-	7,539	27,527	9,660	37,187
Pass-through from Itaipu	1,281,279	39,416	1,320,695	(116,276)	(921,201)	197,581	-	109,124	147,012	442,911	589,923
Transmission from Itaipu	11,372	4,097	15,469	8,102	(13,754)	2,163	-	2,948	7,646	7,281	14,927
Neutrality of industry charges	187,765	2,508	190,273	198,274	(171,420)	15,730	-	73,609	142,091	164,375	306,466
Overcontracting	67,127	77,578	144,705	(48,195)	73,600	(31,037)	(439)	(4,537)	164,878	(30,782)	134,096
Other financial components	(92,098)	35,480	(56,618)	(195,758)	6,126	(20,498)	-	(75,968)	(182,958)	(159,759)	(342,717)
Refunds related to judicial injuctions (note 27.4)	-	-	-	(223,356)	31,419	(17,088)	-	-	(76,615)	(132,410)	(209,025)
Others	(92,098)	35,480	(56,618)	27,598	(25,294)	(3,410)	-	(75,968)	(106,343)	(27,349)	(133,692)

Total	1,398,646	555,318	1,953,964	(840,241)	(1,254,453)	7,668	(687,673)	(94,181)	(945,530)	30,612	(914,918)

Current assets			1,464,019								-
Noncurrent assets			489,945								-
Current liabilities			-								(597,515)
Noncurrent liabilities			-								(317,406)

	As of December 31, 2014			Operating revenue		Finance income/cost	Receipt		As of December 31, 2015
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 27.5)	Through CCEE	Deferred	Approved	Total
Parcel "A"	906,018	216,436	1,122,453	2,981,253	(634,409)	165,776	(1,297,717)	(326,776)	1,490,744	519,838	2,010,582
CVA (*)
CCC (****)	-	58	58	2	(61)	-	-	-	-	-	-
CDE (**)	34,765	18,432	53,198	517,380	(85,775)	32,430	-	-	407,295	109,937	517,232
Electric energy cost	965,339	282,826	1,248,165	423,879	(892,002)	115,593	(827,974)	(61,571)	(466,337)	472,428	6,091
ESS and EER (***)	(536,082)	(86,161)	(622,243)	244,334	445,537	(65,701)	(276,136)	-	(25,128)	(249,081)	(274,209)
Proinfa	1,112	8,137	9,249	(9,485)	(5,297)	(615)	-	-	(814)	(5,334)	(6,148)
Basic network charges	130,446	24,148	154,593	47,847	(128,988)	23,021	-	-	28,185	68,289	96,474
Pass-through from Itaipu	(231,683)	(78,044)	(309,727)	1,420,055	171,606	38,760	-	-	1,281,279	39,416	1,320,695
Transmission from Itaipu	3,204	872	4,076	14,603	(4,234)	1,025	-	-	11,372	4,097	15,469
Neutrality of industry charges	(1,561)	(10,777)	(12,338)	176,463	16,453	9,695	-	-	187,765	2,508	190,273
Overcontracting	540,478	56,945	597,422	146,174	(151,648)	11,568	(193,607)	(265,205)	67,127	77,578	144,705
Other financial components	(199,574)	(12,161)	(211,735)	95,608	64,072	(4,563)	-	-	(92,098)	35,480	(56,618)

Total	706,444	204,275	910,720	3,076,861	(570,337)	161,213	(1,297,717)	(326,776)	1,398,646	555,318	1,953,964

Current assets			610,931								1,464,019
Noncurrent assets			321,788								489,945
Current liabilities			(21,998)								-

(*) Deferred tariff costs and gains variations from Parcel “A” items
(**) Energy Development Account – CDE
(***) System Service Charge (ESS) and Reserve Energy Charge (EER)
(****) Fuel Consumption Account – CCC

a) CVA

Refers to the variations of the Parcel “A” account, in accordance with note 3.14. These amounts are adjusted for inflation based on the SELIC rate and are compensated in the subsequent tariff processes.

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

d) Other financial components

Refers mainly to: (i) excess demand and excess reactive power that, from the 4th cycle of periodic tariff review, became a financial component that will only be amortized upon the approval of the 5th cycle of periodic tariff review, for subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa (ii) financial guarantees related to the compensation of the cost of the previous offering of guarantees required from distributors for carrying out commercial transactions among the industry’s agents, (iii) financial components related to the recalculations of the tariff processes, to neutralize the effects to consumers, and (iv)  Abrace judicial injunction in accordance with Order No. 1.576/2016.

(9)  DEFERRED TAX ASSETS AND LIABILITIES

9.1- Breakdown of tax assets and liabilities

	Dec 31, 2016	Dec 31, 2015
Social contribution credit (debit)
Tax losses carryforwards	123,389	152,200
Tax benefit of merged goodwill	86,377	93,467
Temporarily nondeductible differences	(332,750)	(547,066)
Subtotal	(122,984)	(301,399)

Income tax credit (debit)
Tax losses carryforwards	358,683	417,600
Tax benefit of merged goodwill	295,987	323,421
Temporarily nondeductible differences	(923,383)	(1,519,170)
Subtotal	(268,713)	(778,150)

PIS and COFINS credit (debit)
Temporarily nondeductible differences	(9,580)	(18,159)

Total	(401,276)	(1,097,708)

Total tax credit	922,858	334,886
Total tax debit	(1,324,134)	(1,432,594)

9.2 - Tax benefit of merged intangible asset

Refers to the tax asset calculated on the intangible derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with Instructions No. 319/99 and No. 349/01 issued by the Brazilian Securities and Exchange Commission (“CVM”). The benefit is realized proportionally to the tax amortization of the merged intangible that gave rise to it, during the remaining concessions period, as shown in note 15.

	December 31, 2016		December 31, 2015
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	50,497	140,270	55,123	153,119
CPFL Piratininga	12,251	42,044	13,286	45,597
RGE	23,629	97,584	25,058	106,324
CPFL Geração	-	16,090	-	18,380
Total	86,377	295,987	93,467	323,422

9.3 - Accumulated balances of nondeductible temporary differences

	December 31, 2016			December 31, 2015
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible differences
Provision for tax, civil and labor risks	45,065	125,182	-	33,806	93,906	-
Private pension fund	1,711	4,753	-	1,867	5,185	-
Allowance for doubtful debts	26,543	73,729	-	15,680	43,556	-
Free energy supply	7,718	21,440	-	6,897	19,158	-
Research and development and energy efficiency programs	17,474	48,538	-	16,060	44,612	-
Personnel-related provisions	3,422	9,506	-	2,578	7,161	-
Depreciation rate difference	6,200	17,223	-	6,797	18,880	-
Derivatives	(54,368)	(151,023)	-	(219,524)	(609,788)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,355)	(23,208)	-	(9,031)	(25,085)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(104,080)	(287,990)	(6,157)	(73,241)	(202,271)	(18,450)
Actuarial losses (IFRS/CPC)	25,390	70,527	-	26,351	73,199	-
Financial instruments (IFRS/CPC)	(10,022)	(27,838)	-	(8,950)	(24,860)	-
Accelerated depreciation	(73)	(204)	-	(34)	(95)	-
Others	4,491	12,281	(3,423)	4,236	11,054	291
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(55,223)	(153,398)	-	(58,484)	(162,456)	-
Actuarial losses (IFRS/CPC)	49,698	138,051	-	10,464	29,064	-
Temporarily nondeductible differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	22,771	63,252	-	24,248	67,355	-
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(27,472)	(76,310)	-	(29,132)	(80,922)	-
Value added derived from determination of deemed cost	(78,443)	(217,897)	-	(86,495)	(240,264)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(183,443)	(509,563)	-	(193,927)	(538,685)	-
Other temporary differences	(21,754)	(60,435)	-	(17,233)	(47,874)	-
Total	(332,750)	(923,383)	(9,580)	(547,066)	(1,519,171)	(18,159)

9.4 - Reconciliation of the income tax and social contribution amounts recognized in the statements of income for the years ended December 31, 2016, 2015 and 2014

	2016		2015		2014
	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,380,547	1,380,547	1,454,454	1,454,454	1,510,304	1,510,304
Reconciliation to reflect effective rate:
Equity interest in associates and joint ventures	(311,414)	(311,414)	(216,885)	(216,885)	(59,684)	(59,684)
Amortization of intangible asset acquired	48,649	62,756	84,484	108,797	93,116	119,477
Tax incentives - PIIT (*)	(7,820)	(7,820)	-	-	(10,914)	(10,914)
Effect of presumed profit regime (**)	(175,110)	(234,827)	(186,546)	(244,541)	17,467	(25,827)
Adjustment of revenue from excess demand and excess reactive power	119,272	119,272	117,374	117,374	102,062	102,062
Tax incentive - operating profit	-	(112,232)	-	(85,760)	-	(71,380)
Other permanent additions (exclusions), net	14,240	(16,243)	42,310	59,450	56,652	(1,661)
Tax base	1,068,364	880,040	1,295,193	1,192,890	1,709,002	1,562,375
Statutory rate	9%	25%	9%	25%	9%	25%
Tax credit (debit)	(96,153)	(220,010)	(116,567)	(298,223)	(153,810)	(390,594)
Recognized (unrecognized) tax credit, net	(54,706)	(130,621)	(43,595)	(120,792)	(15,179)	(64,277)
Total	(150,859)	(350,631)	(160,162)	(419,015)	(168,989)	(454,871)

Current	(244,015)	(623,183)	(10,916)	(1,944)	(135,421)	(330,600)
Deferred	93,156	272,552	(149,246)	(417,071)	(33,568)	(124,272)

(*) Technologic innovation program

(**) in the ordinary regime, taxes are calculated based on the profit, net of certain costs and expenses. Taxes calculated by presumed profit uses a profit presumption established by law.

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

9.5 Income tax and social contribution amounts recognized in equity

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2016, 2015 and 2014 were as follows:

	2016		2015		2014
	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	527,436	527,436	(84,635)	(84,635)	247,040	247,040
Limits on the asset ceiling	(8,738)	(8,738)	7,984	7,984	-	-
Basis of calculation	518,698	518,698	(76,651)	(76,651)	247,040	247,040
Statutory rate	9%	25%	9%	25%	9%	25%
Calculated taxes	(46,683)	(129,675)	6,899	19,163	(22,234)	(61,760)
Limitation on recognition (reversal) of tax credits	13,720	38,112	(3,959)	(10,998)	16,590	46,081
Taxes recognized in other comprehensive income	(32,962)	(91,562)	2,940	8,165	(5,644)	(15,679)

9.6 Unrecognized deferred tax assets

As of December 31, 2016, the parent company has tax credits on tax loss carryforwards that were not recognized amounting to R$ 85,717 since currently there is not probable that taxable profits will be available in the future. This amount can be recognized in the future, according to the annual reviews of taxable profit projections.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2016, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 785,660), RGE Sul (R$272,820), Sul Geradora (R$ 72,596), CPFL Telecom (R$ 34,783), CPFL Jaguariúna (R$2,777) and CPFL Jaguari Geração (R$ 1,648). These tax losses can be carried forward indefinitely.

(10)   LEASES

The activities of provision services and lease of equipment for self-production of energy are carried out mainly by the subsidiary CPFL ESCO which is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

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

In 2016 these investments resulted in an operational revenue of R$17,156 (R$11,164 in 2015 an R$10,683 in 2014).

	Dec 31, 2016	Dec 31, 2015
Gross investment	132,930	83,854
Unrealized finance income	(63,108)	(36,466)
Present value of minimum lease payments	69,822	47,388

Current	19,281	12,883
Noncurrent	50,541	34,504

	Up to 1 year	1 to 5 years	Over 5 years	Total
Gross investment	27,455	59,640	45,835	132,930
Present value of minimum lease payments	19,281	33,094	17,447	69,822

At December 31, 2016, there are no (i) unsecured residual values that benefit the lessor; (ii) provision for uncollectible minimum lease payments; (iii) contingent payments recognized as revenue during the period nor (iv) no provision for impairment is required.

(11)  CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
As of December 31, 2013	2,771,593	15,480	2,787,073
Current	-	-	-
Noncurrent	2,771,593	15,480	2,787,073

Additions	435,852	59,576	495,428
Spin-off generation activity on the distribuition	(5,542)	-	(5,542)
Adjustment of expected cash flow	104,642	-	104,642
Adjustment - financial asset measured at amortized cost	-	2,723	2,723
Disposals	(9,708)	-	(9,708)

As of December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	330,062	37,469	367,531
Transfers to intangible assets - extended concessions	(537,198)	-	(537,198)
Adjustment of expected cash flow	414,800	-	414,800
Adjustment - financial asset measured at amortized cost	-	11,400	11,400
Cash inputs - RAP	-	(3,257)	(3,257)
Disposals	(20,788)	-	(20,788)

As of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Business combination	876,281	-	876,281
Additions	655,456	50,580	706,036
Adjustment of expected cash flow	203,452	-	203,452
Adjustment - financial asset measured at amortized cost	-	16,088	16,088
Cash inputs - RAP	-	(9,727)	(9,727)
Disposals	(25,392)	-	(25,392)

As of December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized in Net Operating Revenue in the statement of profit or loss for the year (note 27), based on the fair value (new replacement value - “VNR” – note 4) (Net Operating  Revenue of R$186,148 in 2016, R$ 393,343 in 2015 and R$ 93,254 in 2014).

The “Transfer to intangible assets” in 2015 line records the impacts of the extension of the distribution concessions of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, which transferred the amount of R$ 537,198 from the concession financial assets to intangible assets (note 15), corresponding to the right to explore the concession from July 2015 through June 2045.  As the concession period was renewed, the Company exchanged the unconditional right to receive cash at the end of the concession period for an additional concession period of thirty years,that is, representing the exchange of the financial asset for an intangible asset to operate the concession.

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made and the allowed annual revenue (“RAP”) to be received during the remaining concession period and it takes into consideration the indemnity upon the reversal of assets to the granting authority. The adjustment of R$ 16,088 is recognized against other operating income (R$11,400 in 2015 and R$ 2,723 in 2014).

(12)  OTHER RECEIVABLES

	Current		Noncurrent
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Advances - Fundação CESP	7,533	10,567	-	-
Advances to suppliers	15,787	10,666	-	-
Pledges, funds and restricted deposits	106,925	649	533,719	433,014
Orders in progress	203,344	274,605	-	-
Services rendered to third parties	9,385	6,987	-	-
Energy pre-purchase agreements	-	-	27,302	31,375
Collection agreements	1,273	90,451	-	-
Prepaid expenses	65,668	61,602	20,942	19,579
GSF Insurance Premium	12,722	8,724	28,935	29,392
Receivables - Eletrobras	213,552	341,781	-	-
Receivables - Business combination	-	-		13,950
Advances to employees	15,940	12,509	-	-
Indemnities for claims	-	49,937	-	-
Others	153,315	90,653	104,752	34,685
(-) Allowance for doubtful debts (note 6)	(27,992)	(12,460)	-	(1,981)
Total	777,451	946,670	715,650	560,014

Pledges, funds and restricted deposits: guarantees offered for transactions conducted in the CCEE and short-term investments required by the subsidiaries’ loans agreements.

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

GSF Insurance Premium: refers to the 2015 GSF premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, related to the transfer of the hydrological risks to the Centralizing Account for Tariff Flag Resources (“CCRBT”), amortized as other operating expenses on a straight-line basis.

Receivables –Eletrobras: refer to: (i) low income subsidies totaling R$ 17,239 (R$ 18,190 at December 31, 2015). (ii) other tariff discounts granted to consumers amounting to R$ 164,396 (R$ 323,591 as of December 31, 2015) and (iii) tariff discounts – judicial injunctions totaling R$ 31,917 (note 27.4).

In 2016 the subsidiaries matched the receivables relating to Eletrobrás to the payables relating to the Energy Development Account (CDE) (note 24) amounting to R$ 869,717, of which (i) R$ 659,258 based on a judicial injunction obtained in May 2015, and (ii) R$ 201,249 authorized by Order No. 1,576/2016.

Indemnities for claims: refer to the amounts receivable from insurance companies by CPFL Renováveis as indemnities for claims occurred in 2015,  which was received during 2016.

(13)  INVESTMENTS

	Dec 31, 2016	Dec 31, 2015
Permanent equity interests - equity method
By equity method of the subsidiary	1,482,533	1,235,832
Fair value of assets, net	11,219	11,799
Total	1,493,753	1,247,631

In the financial statements, the investment balances relate to interests in entities accounted for by the equity method:

	Share of equity		Share of profit (loss)
Joint ventures	Dec 31, 2016	Dec 31, 2015	2016	2015	2014
Baesa	175,914	166,150	9,853	2,508	10,583
Enercan	562,701	473,148	117,112	74,677	49,040
Chapecoense	537,170	449,049	117,451	77,487	21,285
EPASA	206,749	147,485	67,577	63,348	(20,041)
Fair value adjustments of assets, net	11,219	11,799	(579)	(1,136)	(1,182)
	1,493,753	1,247,631	311,414	216,885	59,684

13.1 - Dividends and Interest on capital

At December 31, 2016 and 2015, the Company has the following amounts receivable from the joint ventures below, relating to dividends and interest on capital:

	Dividend		Interest on capital		Total
Investments	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Investco	-	-	2,926	2,118	2,926	2,118
EPASA	-	29,933	-	-	-	29,933
Baesa	89	20	-	-	89	20
Enercan	40,983	30,905	-	-	40,983	30,905
Chapecoense	29,329	28,417	-	-	29,329	28,417
Total	70,402	89,274	2,926	2,118	73,328	91,392

13.2 – Joint Ventures

Summarized financial information on joint ventures at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	405,874	54,703	577,296	257,082
Cash and cash equivalents	288,956	18,946	280,083	85,709
Noncurrent assets	1,174,869	1,117,120	2,892,371	562,462

Current liabilities	196,760	116,192	391,402	172,401
Borrowings and debentures	87,560	87,032	137,753	35,555
Other financial liabilities	7,848	24,119	78,372	62,762
Noncurrent liabilities	229,085	352,142	2,024,989	259,559
Borrowings and debentures	153,020	63,196	1,292,239	218,891
Other financial liabilities	26,254	276,600	730,494	28,686
Equity	1,154,897	703,489	1,053,275	387,584

Net operating revenue	564,966	239,730	789,732	548,145
Operational costs and expenses	(137,159)	(76,985)	(140,212)	(328,093)
Depreciation and amortization	(53,888)	(51,429)	(126,770)	(35,075)
Interest income	31,602	9,115	35,113	10,329
Interest expense	(36,275)	(23,961)	(125,192)	(23,128)
Income tax expense	(121,223)	(20,401)	(106,683)	(28,011)
Profit (loss) for the year	240,363	39,405	212,294	126,665
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%

	December 31, 2015
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	292,133	105,198	356,493	305,371
Cash and cash equivalents	112,387	75,097	239,192	120,307
Noncurrent assets	1,253,002	1,174,604	3,079,957	600,413

Current liabilities	264,721	188,077	447,142	336,794
Borrowings and debentures	86,724	111,422	136,323	57,269
Other financial liabilities	81,121	70,793	115,360	122,921
Noncurrent liabilities	309,317	427,284	2,108,820	292,490
Borrowings and debentures	240,336	155,826	1,404,553	251,914
Other financial liabilities	24,759	260,042	703,556	40,381
Equity	971,097	664,442	880,488	276,500

Net operating revenue	523,055	427,561	729,511	949,246
Operational costs and expenses	(196,480)	(260,004)	(149,219)	(729,994)
Depreciation and amortization	(53,733)	(55,342)	(130,652)	(32,413)
Interest income	15,742	8,426	28,235	11,275
Interest expense	(56,049)	(22,555)	(132,625)	(29,778)
Income tax expense	(76,795)	(5,165)	(76,880)	(32,869)
Profit (loss) for the year	153,269	10,028	151,935	118,734
Equity Interests and voting capital (*)	48.72%	25.01%	51.00%	53.34%
(*) Up to January, 2015, CPFL Geração's interest in Epasa was 53.84%

	2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	492,921	395,440	820,500	1,220,511
Operational costs and expenses	(254,575)	(219,400)	(451,408)	(1,196,524)
Depreciation and amortization	(53,674)	(50,554)	(130,988)	(32,339)
Interest income	14,295	6,345	26,208	2,368
Interest expense	(40,572)	(32,933)	(135,463)	(34,983)
Income tax expense	(50,112)	(20,982)	(21,751)	16,862
Profit (loss) for the year	100,650	42,321	41,735	(34,271)
Equity Interests and voting capital (**)	48.72%	25.01%	51.00%	57.13%
(**) Up to February, 2014, CPFL Geração's interest in Epasa was 52.75%

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

13.3 – Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goiás State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

(14)  PROPERTY, PLANT AND EQUIPMENT

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,731	968,826	7,717,419
Historical cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	-	375	372	6,739	-	88	330,900	338,475
Disposals	(1,772)	-	(12,723)	(14,719)	(1,804)	(582)	(71,760)	(103,359)
Provision for socio environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers	500	(3,674)	156,986	997,610	14,862	(92)	(1,166,193)	-
Transfers from/to other assets - cost	(23)	163	(7,467)	(5,284)	-	(103)	(3,716)	(16,430)
Depreciation	(3,981)	(61,923)	(54,392)	(293,464)	(4,511)	(2,280)	-	(420,551)
Write-off of depreciation	-	-	-	404	1,026	482	-	1,911
Business combinations	71,646	264,146	106,682	844,162	93	240	330,030	1,616,999
Spin-off generation activity on the distribuition - cost	-	-	460	6,089	-	204	-	6,754
Spin-off generation activity on the distribuition - depreciation	-	-	(32)	(866)	-	(28)	-	(926)

At December 31, 2014	182,316	1,185,614	1,517,475	5,832,005	32,328	11,660	388,088	9,149,486
Historical cost	197,393	1,637,812	1,976,212	7,521,804	43,081	22,462	388,088	11,786,852
Accumulated depreciation	(15,077)	(452,199)	(458,737)	(1,689,799)	(10,753)	(10,802)	-	(2,637,366)

Additions	-	-	168	512	-	-	583,538	584,216
Disposals	(1,354)	(414)	(4,093)	(21,773)	(558)	(284)	-	(28,477)
Transfers	2,338	140	61,615	217,462	10,436	578	(292,569)	-
Reclassification - cost	(212)	328,101	(499,943)	172,169	22	(137)	-	-
Transfers from/to other assets - cost	(24)	2	(6,548)	6,598	(1)	(186)	630	471
Depreciation	(6,257)	(68,562)	(50,716)	(370,076)	(6,343)	(1,926)	-	(503,881)
Write-off of depreciation	-	139	204	3,572	379	186	-	4,480
Reclassification - depreciation	-	(68,775)	68,711	151	-	(88)	-	-
Transfers from/to other assets - depreciation	-	-	-	35	-	-	-	35
Impairment losses	-	-	(10,891)	(16,565)	(32)	(106)	(5,519)	(33,112)

At December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historical cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	171	-	236	-	-	1,084,612	1,085,019
Disposals	-	-	(421)	(6,705)	(1,249)	(779)	(26,696)	(35,850)
Transfers	8,325	95,799	177,902	1,160,915	22,467	456	(1,465,864)	-
Reclassification - cost	(137)	(1,434)	(40,852)	52,205	12	(39)	(1,219)	8,536
Transfers from/to other assets - cost	-	3	-	(5,025)	(167)	(452)	(10,523)	(16,164)
Depreciation	(7,632)	(75,659)	(54,035)	(377,529)	(8,888)	(1,676)	-	(525,420)
Write-off of depreciation	(7)	1	62	4,694	480	254	-	5,484
Reclassification - depreciation	(1,211)	(967)	(5,374)	(1,002)	7	11	-	(8,536)
Transfers from/to other assets - depreciation	-	3	(46)	1,374	150	91	-	1,572
Impairment losses	-	-	-	-	-	-	(5,221)	(5,221)
Business Combination	-	-	-	2,140	27,175	-	1,049	30,364

At December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Average depreciation rate 2016	3.86%	3.69%	3.30%	4.19%	14.31%	10.01%
Average depreciation rate 2015	3.86%	3.66%	3.46%	4.62%	14.24%	10.49%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%

The balance of construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, especially for CPFL Renováveis’ projects, which has construction in progress of R$ 182,181 (R$ 612,083 at December 31, 2015).

The amounts recognized in line item “Reclassification – cost”, related mainly to the subsidiary CPFL Renováveis, refer to transfers between groups of property, plant and equipment and do not change the amount of the depreciation expense recognized in the period since their respective useful lives were not changed.

In accordance with IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. During 2016, R$ 54,733 (R$ 34,212 in 2015 and R$4,236 in 2014) was capitalized in the financial statements at a rate of 11.70% p.a. (11.16% p.a. in 2015 and 8.59% p.a in 2014).

In the financial statements, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 29).

At December 31, 2016, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 17, is approximately R$ 4,198,472, mainly relating to the subsidiary CPFL Renováveis (R$ 4,157,894).

14.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the Brazilian economic conditions have deteriorated even further during 2016, an additional impairment of  R$ 5,221 was recorded in subsidiary CPFL Telecom as a cash-generating unit (in 2015, R$ 31,284 in the subsidiary CPFL Telecom and R$ 1,828 in subsidiary CPFL Total). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such impairment was based on the assessment of the cash-generating units comprising fixed assets of subsidiaries which, separately, are not featured as an operating segment (note 31). Additionally, during 2016 and 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

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

(15)  INTANGIBLE ASSETS

		Concession right
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	Total
As of December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated Amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	-	-	709,811	-	18,887	728,698
Amortization	-	(285,018)	(440,689)	-	(1,419)	(13,166)	(740,292)
Transfer - intangible assets	-	-	433,440	(433,440)	-	-	-
Transfer - financial asset	-	-	235	(436,087)	-	-	(435,852)
Disposal and transfer - other assets	-	-	(21,279)	159	-	16,357	(4,763)
Business combination	-	630,848	-	-	-	3,488	634,336
Spin-off of generation activity in distributors	-	-	(299)	-	-	13	(286)

As of December 31, 2014	6,115	4,658,210	3,734,606	414,574	30,162	86,503	8,930,171
Historical cost	6,152	7,441,935	9,526,355	414,574	35,840	195,577	17,620,433
Accumulated Amortization	(37)	(2,783,725)	(5,791,748)	-	(5,678)	(109,074)	(8,690,262)

Additions	-	-	-	879,851	-	9,298	889,149
Amortization	-	(302,665)	(460,774)	-	(1,419)	(12,604)	(777,462)
Transfer - intangible assets	-	-	512,912	(512,912)	-	-	-
Transfer - financial asset	-	-	387	(330,449)	-	-	(330,062)
Transfers from concession financial asset - extended concessions	-	-	488,635	48,563	-	-	537,198
Disposal and transfer - other assets	-	-	(26,584)	-	-	(6,228)	(32,813)
Impairment losses	-	-	-	-	-	(5,844)	(5,844)

As of December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,004
Accumulated Amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	1,213,924	-	10,507	1,224,431
Amortization	-	(255,110)	(498,891)	-	(1,419)	(12,438)	(767,858)
Transfer - intangible assets	-	-	610,032	(610,032)	-	-	-
Transfer - financial asset	-	-	9,452	(664,908)	-	-	(655,456)
Disposal and transfer - other assets	-	(7,283)	(48,346)	-	-	(7,410)	(63,040)
Business combination	-	413,796	1,229,074	227,398	-	-	1,870,268
Impairment losses	-	(40,433)	-	-	-	(2,637)	(43,070)

As of December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated Amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,575)

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

As mentioned in note 11, in 2015 the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa made a transfer from concession financial assets to intangible assets in the amount of R$ 537,198, recognized in line item “Extension of concessions – transfer of financial asset”, whose amortization for the period from July to December 2015 was R$ 27,939.

In accordance with IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the financial statements, in 2016, R$ 13,349 was capitalized (R$ 11,358 in 2015 and R$ 8,044 in 2014) at a rate of 7.74% p.a. (7.53% p.a. in 2015 and 7.50% p.a. in 2014).

15.1Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Dec 31, 2016			Dec 31, 2015	Annual amortization rate
	Historical cost	Accumulated amortization	Net value	Net value	2016	2015	2014
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(197,018)	107,843	117,829	3.28%	4.78%	5.10%
CPFL Piratininga	39,065	(23,746)	15,319	16,614	3.31%	4.50%	4.66%
RGE	3,150	(1,693)	1,457	1,590	4.24%	5.51%	5.70%
CPFL Geração	54,555	(33,643)	20,912	22,757	3.38%	5.04%	4.88%
Jaguari Geração	7,896	(3,582)	4,314	4,584	3.41%	6.36%	6.71%
	409,527	(259,682)	149,845	163,373

Subsidiaries
CPFL Renováveis	3,717,093	(722,065)	2,995,028	3,195,215	5.39%	4.35%	4.11%
RGE Sul	101,055	(1,531)	99,524	-	9.09%	-	-
RGE	618	(145)	473	516	7.06%	7.06%	9.41%
	3,818,766	(723,742)	3,095,025	3,195,731

Subtotal	4,228,294	(983,424)	3,244,869	3,359,104

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(862,342)	257,924	281,551	2.11%	1.79%	1.75%
RGE Sul	312,741	(4,759)	307,982	-	9.09%	-	-
CPFL Geração	426,450	(313,497)	112,953	122,919	2.34%	3.80%	3.89%
Subtotal	1,859,457	(1,180,598)	678,859	404,470

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(722,461)	351,565	383,770	3.00%	4.34%	4.61%
CPFL Piratininga	115,762	(70,366)	45,395	49,232	3.31%	4.50%	4.66%
RGE	310,128	(171,659)	138,469	151,153	4.09%	5.32%	5.50%
Jaguari Geração	15,275	(7,917)	7,358	7,818	3.01%	5.61%	5.91%
Subtotal	1,515,190	(972,403)	542,787	591,972

Total	7,602,941	(3,136,425)	4,466,516	4,355,546

The intangible asset acquired in business combinations is associated to the right to operate the concessions and comprises:

- Intangible asset acquired, not merged

  Refers basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of IFRS 3.

- Intangible asset acquired and merged - Deductible

Refers to the intangible asset from the acquisition of subsidiaries that were merged into the respective equity, without application of CVM Instructions No. 319/99 and No. 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividends paid to noncontrolling interests, the subsidiaries applied the concepts of CVM Instructions No. 319/99 and No. 349/01 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a non-deductible intangible asset was recognized for tax purposes.

Effective January 1, 2016, in compliance with the amendments to IAS 16 and IAS 38, the Company and its subsidiaries started to adopt prospectively, for all cases, the straight-line method of amortization over the remaining concession period.

15.2Impairment test

For all the reporting years, the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the Brazilian economic conditions have deteriorated even further during 2016, an additional impairment of intangible of R$ 2,637 was recorded in subsidiary CPFL Telecom as a cash-generating unit (in 2015, R$ 1,835 in the subsidiary CPFL Telecom and R$ 4,009 in subsidiary CPFL Total). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29). Furthermore, the subsidiary CPFL Renováveis recorded an impairment loss of R$40,433 on the intangible assets related to Aiuruoca.

Such provisions for impairment were based on the assessment of these cash-generating units formed by the intangible assets of those subsidiaries, which, separately, do not feature an operating segment (note 31). Additionally, during 2016 and 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

For fair value measurement the cost approach was used, this is a valuation technique that reflects the amount that would be currently required to replace the service capacity of an asset (normally referred to as cost of substitution or replacement). The recognition of the provision for impairment of assets was due to the unfavorable scenario for the businesses of these subsidiaries and was calculated based on their fair values less cost to sell.

15.3Business combination – Acquisition of AES Sul

On June 16, 2016, the Company disclosed in a Significant Event Notice that it had entered into an agreement to acquire through its wholly-owned subsidiary CPFL Jaguariúna Ltda., 100% of  the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul,  until then held by AES Guaíba II Empreendimentos Ltda. (the “seller”), indirect wholly-owned subsidiary of The AES Corporation.

On August 5, 2016, the transaction was approved by CADE (Brazilian antitrust agency) and, on September 9, 2016, it was authorized by ANEEL.

The acquisition was completed on October 31, 2016 (“acquisition date”), after all the conditions precedent of the transaction were met. October 31, 2016 was the date in which the control of RGE Sul was taken over by CPFL Jaguariúna.  This acquisition resulted in a business combination in accordance with IFRS 3 (R) – “Business Combination” since CPFL Jaguariúna started to control RGE Sul.

RGE Sul is a publicly-held corporation  engaged in providing public services of electricity distribution in any forms, and these activities are regulated by the National Agency of Electric Energy (“ANEEL”), linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technology and services, including exploration of activities derived directly or indirectly from the use of assets, rights and technologies owned by it.

Its administrative headquarters are located at Rua Dona Laura, 320 – 6º e 10º andar, Bairro Rio Branco, Porto Alegre, State of Rio Grande do Sul, Brazil.

RGE Sul holds the concession for operation of its activities for a period of  thirty years, up to November 5, 2027, its concession area comprises 118 municipalities of the State of Rio Grande do Sul, located between the metropolitan region of Porto Alegre and the borders with Uruguay and Argentina, serving approximately 1.3 million consumers (information not audited by the independent auditors).

The acquisition of RGE Sul is in line with the Company’s growth strategy, especially in the Distribution segment, with potential gains of scale for its operations. The Company also expects to obtain important synergies relating to the concession area of RGE Sul since another important distributor of the Group (RGE) holds concession in the state of Rio Grande do Sul.

The consideration initially transferred was R$ 1,698,455, paid in cash, in a lump sum, on the acquisition date. This consideration was subsequently adjusted for changes in working capital and net debt of RGE Sul, occurred in the period between December 31, 2015 and the acquisition date. The final value of the consideration, considering the price adjustment, was R$1,591,839.

The acquisition related costs, registered as expenses in 2016, amounted R$6,692.

Additional information to the acquisition (acquisition of RGE Sul)

a)     Consideration

RGE Sul October 31, 2016
Consideration directly transferred to prior shareholders	1,698,455
Reimbursements due to adjustments related to agreement clauses	(106,616)
Consideration paid, net	1,591,839

b)    Assets acquired and liabilities assumed on the acquisition date

The total amount paid on the transaction was allocated on the acquisition date to the assets acquired and liabilities assumed at fair values, including the intangible assets related to the concession exploration right, which started to be amortized over the remaining concession period that will end in November 2027. Consequently, as the entire amount paid was provisionally allocated to identified assets and liabilities, no residual value was allocated as goodwill on this transaction.

The initial accounting for the allocation of the amount paid to the assets acquired and liabilities assumed was provisionally determined at December 31, 2016 for the consolidated financial statements, based on analyses conducted by Management itself until the economic and the independent appraiser completes financial appraisal report. As the acquisition was only consummated on October 31, 2016, it was not possible to finalize an appraisal report prepared by an independent appraiser.

The allocation of the price paid at the fair value of the assets and liabilities acquired is as follows:

October 31, 2016
(preliminary)
Current assets
Cash and cash equivalents	95,164
Consumers, concessionaries and licensees	580,945
Other current assets	89,548

Noncurrent assets
Consumers, concessionaries and licensees	54,111
Deferred tax assets	204,176
Concession financial asset	876,281
Intangible assets - Distribution infrastructure	1,456,472
Intangible acquired in this business combination	413,796
Other noncurrent assets	147,784

Current liabilities
Trade payables	(479,031)
Debentures and borrowings	(24,672)
Taxes, fees and contributions	(65,198)
Sector financial asset	(29,246)
Regulatory charges	(60,787)
Other current liabilities	(114,552)

Noncurrent liabilities
Debentures and borrowings	(1,131,949)
Sector financial asset	(64,935)
Provision for tax, civil and labor risks	(223,383)
Other noncurrent liabilities	(132,686)
Net assets acquired	1,591,839

Goodwill arising on acquisition

Consideration paid, net	1,591,839
(-) Fair value of identifiable net assets acquired	1,591,839
Goodwill	-

The fair values presented above are provisional, and the confirmation of the amounts is pending until the economic and financial appraisal report, which is being prepared by an independent appraisal, is received:

•         Consumers, Concessionaries and Licensees R$ 635,056

•         Concession financial asset: R$ 876,281

•         Intangible asset of the distribution infrastructure: R$ 1,456,472

•         Indemnification asset: R$ 30,000

•         Intangible acquired in a business combination: R$ 413,976

•         Contingent liabilities: R$ 223,283

The fair values of the concession financial asset and distribution infrastructure intangible assets was determined based on the best estimate of the fair value of the asset base (Regulatory Remuneration Base – “BRR”) of RGE Sul, considering the same assumptions adopted when preparing the report for Periodic Tariff Review purposes.

Management expects to have the aforementioned report completed by October 2017.

Moreover, no fair value adjustment of assets and liabilities was recognized in the period between the acquisition date and the consolidated financial statements reporting date.

c) Contingent consideration

The share purchase agreement does not contain any clauses related to the contingent consideration to be paid to the seller.

d) Indemnification assets

The agreement for purchase of 100% of the shares of RGE Sul establishes that CPFL Jaguariúna can be indemnified, up to the limit of 15% of the total amount paid, if in the future it suffers any loss , conditioned to the compliance with specific clauses derived from matters originated in the seller or in any of its subsidiaries established in the share purchase agreement. There are also specific clauses for two lawsuits (regulatory and environmental) in which the seller undertakes to indemnify fully CPFL Jaguariúna in case of cash outflows related to the lawsuits, and CPFL Jaguariúna undertakes to pass on to the seller any cash flows related to these lawsuits that come to be received in the future in order to neutralize any effect on these two specific matters.

On the acquisition date, an indemnification asset of R$ 30,000 was recognized, relating to the environmental lawsuit (see item “e” below). This indemnification asset was recognized at the same amount of the fair value attributed to this contingent liability, which was also recognized on the acquisition date.

Based on management assessment, no indemnification asset was recognized for the regulatory lawsuit for which there is a specific indemnification clause since no contingent liability related to this lawsuit was recognized on the acquisition date.

e) Contingent liabilities recognized

We present below the contingent liabilities provisionally recognized in the amount of R$ 145,443 on the acquisition date:

RGE Sul
October 31, 2016
Labor lawsuits (i)	53,958
Civil lawsuits (i)	53,174
Regulatory lawsuits (i)	5,850
Environmental lawsuits (ii)	30,000
Tax lawsuits (i)	2,461
Preliminary contingent liabilities	145,443
Provisions recognized in the subsidiary	77,940
Provisions for tax, civil and labor risks	223,383

i.              These amounts represent the fair values of the labor, civil, regulatory and tax lawsuits for which the likelihood of loss attributed on the acquisition date is “possible” or “remote”. Considering that the settlement of these lawsuits depends on third parties, either at the judicial or administrative level, it is not possible to estimate a schedule for the occurrence of any cash outflows associated with these contingent liabilities. No indemnification asset was recognized for these contingent liabilities.

ii.             Refers to the fair value attributed to a class action lawsuit for which the likelihood of loss attributed by Management, together with its legal counsel, is “possible” on  the acquisition date. This class action lawsuit seeks compensation for environmental damages occurred in a woodworking and pole manufacture unit that was operated, between 1997 and 2005, by RGE Sul together with its associate at that time AES Florestal. Until 1997, this unit was operated by the former concessionaire, Companhia Estadual de Energia Elétrica (CEEE). Indemnification asset in the same amount was recognized on the acquisition date.

f) Receivables acquired

The fair value of the receivables acquired is R$ 635,056. The gross contractual amount of the receivables is R$ 703,672 and, based on Management’s best estimates R$ 68,616 are not expected to be received and represent, therefore, the portion that is expected to represent an impairment .

g) Net cash outflow on the acquisition

Consideration paid, net	1,591,839
(-) Cash and cash equivalent balances acquired	(95,164)
Cash and cash equivalent transferred, net	1,496,675

h) Additional financial information

i.              Net Operating Revenue and loss of the subsidiary acquired included in the consolidated financial statements in 2016:

	2016
	Net Operating Revenue	Profit or loss, net
RGE Sul (November 1 to December 31, 2016)	522,677	(27,687)

The Company’s consolidated financial statements for the year ended December 31, 2016 include two (2) months of operations of RGE Sul.

ii.            Combined financial information on the Net Operating Revenue and Profit for 2016, if the acquisition had occurred on January 1, 2016.

	2016
	Net Operating Revenue	Profit or loss, net

CPFL Energia Consolidated	19,112,089	879,057
Prof-forma adjustments (*)	2,365,090	(403,839)
	21,477,179	475,218

(*) The pro forma adjustments in the Net Operating Revenue consider the addition of the subsidiary’s Net Operating Revenue for the period in which it was not a subsidiary and, consequently, was not consolidated by the Company (from January 1st through October 31, 2016).

The pro forma adjustments to profit for the year consider: (i) addition of the subsidiary’s result for the period in which it was not consolidated by the Company (from January 1st through October 31, 2016); (ii) inclusion of the amortization of the exploration right and the amortization of the fair value of the infrastructure of distribution, had the acquisition occurred on January 1, 2016.

(16)  TRADE PAYABLES

	Dec 31, 2016	Dec 31, 2015
Current
System service charges	59,935	203,961
Energy purchased	1,868,950	2,402,823
Electricity network usage charges	121,884	106,940
Materials and services	545,468	331,809
Free energy	131,893	115,676
Total	2,728,130	3,161,210

Noncurrent
Energy purchased	129,148	-
Materials and services	633	633
Total	129,781	633

The amounts of electricity supply recorded in noncurrent refer to the sale made by the indirect subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002, relating to the electricity purchase and sale transactions made on the Electric Energy Commercialization Chamber (CCEE) and adjusted, in 2002 and 2003, based on information and calculations prepared and disclosed by CCEE the payment of which is suspended due to the judicial injunction obtained by the indirect subsidiary until the judgment of the lawsuit (notes 6 and 24).

(17)  DEBTS, BORROWINGS AND INTEREST ON DEBTS AND BORROWINGS

	December 31, 2016				December 31, 2015
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,827	842,015	4,606,227	5,466,069	17,775	693,058	4,970,715	5,681,549
Rental assets	38	1,034	3,955	5,028	17	687	3,434	4,138
Financial Institutions	234,096	255,355	1,517,251	2,006,702	179,656	382,411	1,350,746	1,912,812
Other	50	59,756	42,370	102,176	764	134,960	10,002	145,726
Total at cost	252,011	1,158,159	6,169,803	7,579,974	198,212	1,211,115	6,334,897	7,744,225

Measured at fair value
Foreign currency
Financial Institutions	22,062	595,101	4,922,463	5,539,626	40,714	1,651,199	5,560,517	7,252,430
Mark to market	-	(1,764)	(35,651)	(37,415)	-	(29,269)	(282,980)	(312,249)
Total at fair value	22,062	593,337	4,886,812	5,502,211	40,714	1,621,930	5,277,536	6,940,180

Borrowing costs	-	(5,213)	(32,930)	(38,143)	-	(1,391)	(20,227)	(21,618)

Total	274,073	1,746,284	11,023,685	13,044,041	238,926	2,831,654	11,592,206	14,662,787

Measured at amortized cost	Dec 31, 2016	Dec 31, 2015	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	37,078	70,293	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	3,638	5,384	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	30,835	38,386	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	149,984	197,145	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	8,907	10,412	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	163,404	191,022	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	57,798	63,777	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	73,435	65,304	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	132,622	130,774	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	25,356	33,808	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	19,970	37,859	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,173	1,736	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	16,035	19,962	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	43,836	57,621	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,339	2,735	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	40,664	47,536	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	41,620	39,605	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	65,778	69,054	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	28,198	30,463	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	12,023	16,031	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	22,444	42,549	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	11,828	14,725	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	80,126	105,322	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	942	1,102	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	60,085	70,240	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	39,442	43,522	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	65,261	59,348	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	81,394	76,728	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	6,033	8,045	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	168	227	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	579	715	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFLSanta Cruz
FINEM	9,094	10,306	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,381	3,663	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,062	7,382	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,397	3,850	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,239	1,343	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,224	2,709	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,412	2,734	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,731	1,876	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,122	3,803	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Santander - Bank credit note	1,464	1,710	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	572	808	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,422	2,745	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,287	1,394	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,321	2,826	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Santander - Bank credit note	1,883	2,200	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	736	1,039	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	1,413	1,932	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	4,081	4,619	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
RGE SUL
FINEP I	7,757	-	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
FINEP II	7,562	-	TJLP	73 monthly installments from May 2016	Bank guarantee

CPFL Serviços
FINAME	1,297	1,509	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	313	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	668	864	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	11,292	13,049	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	47	60	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,249	2,659	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	101	108	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,768	6,496	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	762	1,002	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,870	4,006	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,589	-	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,832	-	TJLP + 3.50% (e)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	2,511	-	SELIC + 3.86% to 3.90% (k)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,147	-	SELIC + 3.74% (d)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	495	-	TJLP + 3.40% (h)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
CERAN
BNDES	266,484	312,150	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	48,409	68,993	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão Piracicaba
FINAME	16,871	19,466	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,448	7,610	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,849	7,018	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,342	21,544	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	470	-	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee
CPFL Renováveis
FINEM I	262,224	290,445	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	22,210	25,308	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	495,912	528,528	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	80,362	90,678	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	74,737	79,457	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	138,474	156,737	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	25,195	32,289	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, liens on machinery and equipment, real estate mortgages and guarantee letter
FINEM X	230	528	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	105,670	115,676	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	317,289	335,894	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	318,257	296,891	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	-	11,599	TJLP + 3.50%	120 monthly installments from June 2007	Pledge of shares and of credit rights, liens on machines and equipment to be acquired with the resources of the operation
FINEM XV	27,305	31,227	TJLP + 3.44%	139 monthly installments from September 2011	Pledge of shares, assignment of credit rights, pledge of grantor rights and reserve account
FINEM XVI	6,418	8,500	Fixed rate 5.50%	101 monthly installments from September 2011	Pledge of shares, assignment of credit rights, pledge of grantor rights and reserve account
FINEM XVII	460,426	490,786	TJLP + 2.18%	192 monthly installments from January 2013	Pledge of shares, assignment of credit rights, liens on machinery and equipment, assignment of receivables, reserve account
FINEM XVIII	13,763	18,481	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	29,559	31,381	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XX	44,650	52,091	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXI	40,281	42,765	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXII	39,281	45,828	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXIII	1,729	2,305	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of shares and assignment of receivables
FINEM XXIV	109,580	136,528	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	87,492	79,010	TJLP + 2.18%	192 monthly installments from July 2016	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	525,011	270,768	TJLP + 2.75%	192 monthly installments from July 2017	Penhor de ações e de máquinas e equipamentos, cessão fiduciária dos direitos creditórios, conta reserva. Pledge of shares and machines and equipment, assignment of credit rights, reserve account
FINEM XXVII	70,532	-	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	2,857	3,327	Fixed rate 2.5%	96 monthly installments from February 2015	Liens and CPFL Renováveis guarantee
FINEP I	1,397	1,890	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,445	10,383	TJLP - 1.0%	85 monthly installments from June 2017	Bank guarantee
FINEP III	5,232	6,374	TJLP + 2.0%	73 monthly installments from July 2015	Bank guarantee
BNB I	100,323	108,835	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens, pledge of shares and SIIF Energy guarantee
BNB II	158,364	165,324	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	29,020	30,837	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	67,872	72,739	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Banco do Brasil	-	31,014	Fixed rate 10.0%	132 monthly installments from June 2010	Pledge of shares, pledge of the intervening parties and credit rights, assignment of revenues, bank guarantee, insurance and reserve account
CPFL Brasil
FINEP	-	1,864	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	2,923	3,544	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	99	117	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	234	261	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	219	216	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	121	-	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	678	-	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	753	-	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment

Financial institutions
CPFL Energia
Santander - Working capital	-	331,343	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	380,403	331,549	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	66,951	58,353	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	50,213	43,764	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	6,925	7,637	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	5,405	6,587	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	20,955	23,790	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	15,658	17,268	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,993	8,052	CDI + 1.33% (f)	12 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	31,954	27,850	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,888	8,914	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,784	-	CDI + 1.27% (g)	Semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,413	3,846	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	10,726	13,266	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	11,297	12,825	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	28,911	25,198	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	3,481	4,305	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,296	14,663	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	3,473	5,111	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	641,316	642,124	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	250,363	290,679	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	208,547	-	105% of CDI	14 installments from August 2016	Redeemable preferred shares structure
Banco BBM - Bank credit note	44,171	-	CDI + 3.40%	1 installment in March 2018	No guarantee
Banco ABC - Bank credit note	44,217	-	CDI + 3.80%	1 installment in December 2017	No guarantee
Banco ABC - Promissory notes	105,883	-	CDI + 3.80%	Semiannual installments from February 2017	No guarantee
CPFL Telecom
Banco IBM - Working capital	31,449	35,689	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
CPFL Transmissão Morro Agudo
Santander	5,031	-	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	2,960	3,931	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	-	88	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	5,851	7,658	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	508	1,029	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	338	532	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	303	544	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	9	24	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	122	170	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
RGE SUL	25,946	-	Fixed rate 5%	120 monthly installments from June 2012	Bank guarantee
Others	66,141	131,751
Subtotal local currency	7,579,974	7,744,225

Foreign currency
Measured at fair value
Financial institutions
CPFL Energia
Santander	-	293,660	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	-	154,665	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	-	197,044	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch (***)	327,503	397,324	US$+Libor 3 months+1.35% (3) (f)	1 installment in october 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	146,703	175,750	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,279	195,524	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,106	195,380	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	68,663	85,991	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	195,502	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	-	227,397	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	282,808	338,504	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	130,522	156,381	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	115,382	138,255	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	82,544	98,891	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	49,311	59,080	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	490,334	587,094	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	244,484	292,895	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	-	196,502	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	95,502	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes

CPFL Piratininga
Bank of America Merrill Lynch	-	48,964	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	97,849	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	188,822	236,474	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	204,486	244,778	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	163,225	195,502	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	-	177,268	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	124,737	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	54,235	64,980	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	163,712	195,938	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	58,852	70,439	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	267,740	320,602	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	58,683	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	274,426	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	44,496	53,260	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	199,826	239,453	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	139,466	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Santander	-	34,679	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Santander	-	38,147	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	-	53,752	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	326,159	390,757	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
China Construction Bank - Bank credit note	97,946	-	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	117,550	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	391,380	-	US$+Libor 3 months + 1.41% (3) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
China Construction Bank - Bank credit note	32,624	-	US$ + 3.37% (4) (g)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	163,125	-	US$ + 3.13% (f)	1 installment in December 2019	CPFL Energia guarantee
CPFL Serviços
J.P. Morgan	-	14,760	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	35,771	42,862	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	44,501	53,317	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(37,415)	(312,249)

Subtotal foreign currency	5,502,211	6,940,180

Borrowing costs (*)	(38,143)	(21,618)

Total - Consolidated	13,044,041	14,662,787

(*) In accordance with IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:

(1) 143.85% of CDI                                (3) 99% to 109% of CDI

(2) 95.20% of CDI                                  (4) 109.1% to 119% of CDI

Effective rate:

(a) 30% to 40% of CDI                           (e) 80.1% to 90% of CDI         (i) CDI + 0.73%

(b) 40.1% to 50% of CDI                        (f) 100.1% to 110% of CDI      (J) Fixed rate 10.57%

(c) 60.1% to 70% of CDI                        (g) 110.1% to 120% of CDI     (k) 130.01% to 140% of CDI

(d) 70.1% to 80% of CDI                        (h) 120.1% to 130% of CDI     (l) 50.1% to 60% of CDI

In conformity with IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At December 31, 2016, the total balance of the borrowings measured at fair value was R$5,502,211 (R$ 6,940,180 as of December 31, 2015).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the the Company and its subsidiaries. Accumulated gains of R$ 37,415 (R$ 312,249 at December 31, 2015) on marking the borrowings to market, added to gains of R$24,504 (losses of R$ 184,518 at December 31, 2015) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 35), resulted in a total net gain of R$ 61,919 (R$ 127,731 at December 31, 2015).

The maturities of the principal of borrowings recorded in non current liabilities are scheduled as follows:

2018	4,034,972
2019	2,784,486
2020	1,356,467
2021	688,645
2022	489,441
2023 to 2027	1,230,202
2028 to 2032	458,899
2033 to 2037	16,225
Subtotal	11,059,336
Mark to market	(35,651)
Total	11,023,685

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

	Accumulated variation (%)		% of debt
Index	2016	2015	Dec 31, 2016	Dec 31, 2015
IGP-M	7.17	10.54	0.53	0.50
UMBND	(16.30)	47.00	0.38	0.49
TJLP	7.50	6.21	31.48	27.67
CDI	13.63	13.18	56.31	61.60
Others			11.31	9.74
			100.00	100.00

Main borrowings in the year:

		R$ thousand
Company	Bank / credit issue	Total approved	Released in 2016	Released net of fundraising costs	Interest	Utilization

Local currency
Investment
CPFL Paulista	FINEM VII	427,716	27,075	26,421	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	7,866	7,586	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	21,125	20,740	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	12,277	11,886	11,886	Quarterly	Subsidiary's investment plan
CPFL Esco	FINAME (a)	1,543	1,525	1,525	Quarterly	Subsidiary's investment plan
CPFL Renováveis	FINEM XIII	379,948	38,873	38,873	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	69,103	67,628	67,628	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	219,028	218,370	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXV	84,338	6,676	6,676	Monthly	Subsidiary's investment plan
Financial institutions
CPFL Sul Paulista	Banco IBM - Bank credit notes (a)	6,459	6,459	6,459	Semiannually	Working capital improvement
CPFL Transmissão Morro Agudo	Santander / Bank credit notes (a)	5,000	5,000	5,000	With the principal	Working capital improvement
CPFL Renováveis: Alto Irani	Banco Safra / Redeemable preferred shares of the subsidiary Alto Irani (a)	75,000	75,000	73,416	Semiannually	Subsidiary's investment plan
CPFL Renováveis: Plano Alto	Banco Safra / Redeemable preferred shares of the subsidiary Plano Alto (a)	55,000	55,000	53,838	Semiannually	Subsidiary's investment plan
CPFL Renováveis - Parent company	Banco BBM - Bank credit notes (a)	44,000	44,000	44,000	With the principal	Working capital improvement
CPFL Renováveis - Parent company	Banco ABC - Bank credit notes (a)	44,000	44,000	44,000	With the principal	Subsidiary's investment plan
CPFL Renováveis - Parent company	Banco ABC - Promissory notes (a)	100,000	100,000	99,294	Semiannually	Working capital improvement
CPFL Renováveis: Figueirópolis	Banco Safra / Redeemable preferred shares of the subsidiary Figueirópolis (a)	70,000	70,000	68,521	Semiannually	Subsidiary's investment plan
		2,600,145	801,141	794,233

Foreign currency
Financial institutions
CPFL Paulista	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,458	Quarterly	Working capital improvement
CPFL Piratininga	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
RGE	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
CPFL Santa Cruz	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Leste Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Sul Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Jaguari	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Geração	Scotiabank / Law 4.131	117,036	117,036	117,036	Semiannually	Working capital improvement
CPFL Geração	Scotiabank / Law 4.131	174,525	174,525	174,525	Semiannually	Working capital improvement
CPFL Geração	Citibank / Law 4.131	397,320	397,320	397,320	Quarterly	Working capital improvement
CPFL Geração	CCB China / Law 4.131 (a)	137,071	137,071	137,071	Quarterly	Working capital improvement
		1,600,269	1,600,269	1,589,269

		4,200,414	2,401,411	2,383,502

(a) the agreement has no restrictive covenants

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

CPFL Geração

Maintaining, by the indirect subsidiary, the borrowings from the BNDES raised by the indirect subsidiary CERAN establish:

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

As of December 31, 2016 the indirect subsidiaries SPE Ninho da Águia Energia S.A., SPE Paiol Energia S.A. and SPE Várzea Alegre Energia S.A (subsidiaries of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debts, R$ 87,376, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2016 and on March 7, 2017, the subsidiaries obtained a waiver from BNDES to determine the debt coverage ratio for the second semester of  2016. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

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

•       Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the annual consolidated financial statements of the subsidiary Turbina 16.

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

FINEM XVII

•       Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period;

•       Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas.

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

In December 2016, the Company obtained from BNDES approval for non-compliance  with the Net Debt/EBITDA ratio without the acceleration of the debt maturity for the year ended December 31, 2016.

FINEM XXVII

•      Maintenance of Debt Service Coverage Ratio of 1.2 or more;

•       Maintenance of an Equity / Asset ratio of 39.5% or more

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

Foreign currency borrowings - Bank of America Merrill Lynch, J.P. Morgan, Citibank, Scotiabank, Bank of Tokyo-Mitsubishi, Santander, Sumitomo, Mizuho, HSBC, BNP Paribas and Syndicated transaction (Law 4,131)

The foreign currency borrowings taken under Law 4,131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of direct and indirect subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries the non-acceleration of the maturities of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive financial and non financial covenants and clauses are adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2016.

(18)  DEBENTURES AND INTERESTS ON DEBENTURES

		December 31, 2016				December 31, 2015
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent company
5th Issue	Single series	18,069	-	620,000	638,069	-	-	-	-

CPFL Paulista
6th Issue	Single series	47,079	198,000	462,000	707,079	47,292	-	660,000	707,292
7th Issue	Single series	28,913	-	505,000	533,913	29,546	-	505,000	534,546

CPFL Piratininga
6th Issue	Single series	7,846	33,000	77,000	117,846	7,882	-	110,000	117,882
7th Issue	Single series	13,455	-	235,000	248,455	13,749	-	235,000	248,749

RGE
6th Issue	Single series	35,666	150,000	350,000	535,666	35,828	-	500,000	535,828
7th Issue	Single series	9,733	-	170,000	179,733	9,946	-	170,000	179,946

RGE Sul
4th Issue	Single series	32,058	-	1,100,000	1,132,058	-	-	-	-

CPFL Santa Cruz
1st Issue	Single series	550	32,500	32,500	65,550	568	-	65,000	65,568

CPFL Brasil
2nd Issue	Single series	-	-	-	-	2,794	-	228,000	230,794
3rd Issue	Single series	11,657	-	400,000	411,657	-	-	-	-

CPFL Geração
5th Issue	Single series	12,969	546,000	546,000	1,104,969	13,382	-	1,092,000	1,105,382
6th Issue	Single series	23,228	-	460,000	483,228	23,531	-	460,000	483,531
7th Issue	Single series	16,379	-	635,000	651,379	16,770	-	635,000	651,770
8th Issue	Single series	3,369	-	85,520	88,889	3,153	-	80,024	83,177
9th Issue	Single series	524	-	50,278	50,802

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	762	41,938	461,314	504,014	788	38,965	467,577	507,329
1st Issue - PCH Holding 2	Single series	644	8,700	132,091	141,435	616	8,701	140,792	150,109
1st Issue - CPFL Renováveis	Single series	6,160	43,000	322,500	371,660	6,579	43,000	365,500	415,079
2nd Issue - CPFL Renováveis	Single series	11,486	30,000	270,000	311,486	11,894	-	300,000	311,894
3rd Issue - CPFL Renováveis	Single series	4,444	-	296,000	300,444	4,589	-	296,000	300,589
4th Issue - CPFL Renováveis	1st series	7,925	-	200,000	207,925	-	-	-	-
1st Issue - DESA	Single series	425	17,500	-	17,925	862	17,500	17,500	35,862
2nd Issue - DESA	Single series	29,153	-	65,000	94,153	16,487	-	65,000	81,487
1st Issue - Turbina 16	Single series	-	-	-	-	1,810	277,200	-	279,010
1st Issue - Campos dos Ventos V	Single series	-	-	-	-	374	42,000	-	42,374
1st Issue - Santa Úrsula	Single series	-	-	-	-	275	30,800	-	31,075
1st Issue - Pedra Cheirosa I	Single series	6,675	52,200	-	58,875	-	-	-	-
1st Issue - Pedra Cheirosa II	Single series	6,114	47,800	-	53,914	-	-	-	-
1st Issue - Boa Vista II	Single series	6,395	50,000	-	56,395	-	-	-	-
		80,183	291,138	1,746,905	2,118,226	44,274	458,165	1,652,369	2,154,808

Borrowing costs (**)		(7,346)	(8,545)	(51,684)	(67,575)	-	-	(28,842)	(28,842)

		334,333	1,242,095	7,423,519	8,999,946	248,714	458,165	6,363,552	7,070,430

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 26)
(**) In accordance with IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
Parent company
5th Issue	Single series	62,000	114.5% of CDI	120.65% of CDI	2 annual installments from October 2019	No guarantee

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

RGE Sul
4th Issue	Single series	110,000	114.50% of CDI	120.65% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
3rd Issue	Single series	40,000	114.5% of CDI	124.04%% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.48%	101.74% of CDI	1 installment in October 2021	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - CPFL Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - CPFL Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - CPFL Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
4th Issue - CPFL Renováveis	1st series	20,000	126% CDI	134.22% CDI	3 annual installments from September 2019	CPFL Renováveis guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semiannual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semiannual installments from April de 2018	Unsecured
1st Issue - Turbina 16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

2018	1,655,227
2019	3,000,726
2020	1,771,096
2021	595,340
2022	129,920
2023 to 2027	230,095
2028 to 2032	41,113
Total	7,423,519

Main debentures issuances during the year

Company	Issue	Quantity issued	Released in 2016	Released net of issuance costs	Interest	Utilization
CPFL Energia - Parent company	5th Issue	62,000	620,000	609,060	Semiannual	Indirect acquisition of RGE Sul shares
CPFL Brasil	3rd Issue	40,000	400,000	389,077	Semiannual	Indirect acquisition of RGE Sul shares
CPFL Geração	9th Issue	50,000	50,000	48,843	Annual	Subsidiary's investment plan
CPFL Renováveis: Pedra Cheirosa I (a)	1st issue	5,200	52,200	51,602	With the principal	Subsidiary's investment plan
CPFL Renováveis: Pedra Cheirosa II (a)	1st issue	4,780	47,800	47,251	With the principal	Subsidiary's investment plan
CPFL Renováveis: Boa Vista II (a)	1st issue	5,000	50,000	49,426	With the principal	Subsidiary's investment plan
CPFL Renováveis - parent company	4th Issue	20,000	200,000	195,589	Semiannual	Debt profile and working capital improvement
			1,420,000	1,390,847

(a) the agreement has no restrictive covenants.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Brasil and CPFL Santa Cruz

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

CPFL Renováveis

The issues of debentures for the year ended December 31, 2016 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

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

ii.             Debt Operational Service Coverage ratio related to the calculation of June 2016, through the General Meeting of Debentureholders held on June 30, 2016.

- 2nd and 3rd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 4th issue of CPFL Renováveis

•       Maintaining net indebtedness divided by EBITDA - maximum of 5.4 in 2016, 4.6 in 2017, 4.0 from 2018.

- 1st issue of the indirect subsidiary PCH Holding 2 S.A

•       Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 2nd issue of Dobrevê Energia S/A (DESA)

•       Maintaining a net debt/dividend ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

Various debentures of the direct and indirect subsidiaries were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries the non-acceleration of the maturities of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.

Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive financial and non financial covenants and clauses are adequately complied with at December 31, 2016.

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

- RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by Fundação CEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

- RGE Sul

Supplementary pension plans for its employees, former employees and related beneficiaries, managed by CEEE. The Single Plan is of the “defined benefit” type and is closed to new participants since February 2011. The Company’s contribution equates the contribution of the benefitted employees, in the proportion of one for one, including regarding the Fundação’s administrative costing plan. Currently the Itauprev plan is in effect, structured in the modality of defined contribution.

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

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

19.2 – Changes in the defined benefit plans

	December 31, 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050
Fair value of plan's assets	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)
Net actuarial liability recognized in the statement of financial position	800,445	139,958	18,953	4,972	74,830	1,039,158

	December 31, 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	3,793,259	961,329	90,609	278,985	-	5,124,182
Fair value of plan's assets	(3,355,589)	(951,021)	(80,332)	(287,202)	-	(4,674,144)
Present value of net obligations (fair value of assets)	437,670	10,308	10,277	(8,217)	-	450,038
Effect of asset ceiling	-	-	-	8,217	-	8,217
Net actuarial liability recognized in the statement of financial position	437,670	10,308	10,277	-	-	458,255

	December 31, 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	3,820,563	986,972	88,621	279,283	-	5,175,439
Fair value of plan's assets	(3,315,422)	(913,589)	(85,360)	(273,019)	-	(4,587,390)
Net actuarial liability recognized in the statement of financial position	505,140	73,383	3,261	6,264	-	588,048

The changes in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations at December 31, 2013	3,599,853	919,441	82,167	245,371	-	4,846,832
Gross current service cost	1,160	3,937	152	(43)	-	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	-	546,013
Participants' contributions transferred during the year	14	1,700	-	783	-	2,497
Actuarial loss: effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	-	51,868
Actuarial loss: effect of changes in financial assumptions	89,187	16,695	3,089	19,387	-	128,358
Benefits paid during the year	(310,468)	(69,375)	(7,150)	(18,342)	-	(405,335)
Present value of actuarial obligations at December 31, 2014	3,820,563	986,972	88,621	279,283	-	5,175,439
Gross current service cost	1,183	3,733	160	(131)	-	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	-	577,324
Participants' contributions transferred during the year	12	1,842	-	611	-	2,465
Actuarial loss: effect of changes in demographic assumptions	(226)	(614)	(12)	(6)	-	(858)
Actuarial loss: effect of changes in financial assumptions	(98,399)	(70,590)	(400)	(11,884)	-	(181,273)
Benefits paid during the year	(355,339)	(70,439)	(7,704)	(20,378)	-	(453,860)
Present value of actuarial obligations at December 31, 2015	3,793,259	961,329	90,609	278,985	-	5,124,182
Business combination	-	-	-	-	474,710	474,710
Gross current service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Participants' contributions transferred during the year	59	2,020	-	319	165	2,563
Actuarial loss: effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss: effect of changes in financial assumptions	619,803	193,652	14,909	57,793	3,613	889,770
Benefits paid during the year	(357,813)	(78,805)	(8,292)	(23,090)	(7,241)	(475,241)
Present value of actuarial obligations at December 31, 2016	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Fair value of actuarial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	-	(4,435,948)
Expected return during the year	(365,720)	(100,048)	(9,459)	(27,961)	-	(503,188)
Participants' contributions transferred during the year	(14)	(1,700)	-	(783)	-	(2,497)
Sponsors' contributions	(85,024)	(24,930)	(1,809)	(7,421)	-	(119,184)
Actuarial loss (gain)	60,636	18,260	2,067	(12,871)	-	68,092
Benefits paid during the year	310,468	69,375	7,150	18,342	-	405,335
Fair value of actuarial assets at December 31, 2014	(3,315,422)	(913,589)	(85,360)	(273,019)	-	(4,587,390)
Expected return during the year	(375,527)	(105,413)	(9,691)	(31,686)	-	(522,317)
Participants' contributions transferred during the year	(12)	(1,842)	-	(611)	-	(2,465)
Sponsors' contributions	(81,111)	(22,936)	(1,687)	(7,593)	-	(113,327)
Actuarial loss (gain)	61,144	22,320	8,702	5,329	-	97,495
Benefits paid during the year	355,339	70,439	7,704	20,378	-	453,860
Fair value of actuarial assets at December 31, 2015	(3,355,589)	(951,021)	(80,332)	(287,202)	-	(4,674,144)
Business combination	-	-	-	-	(415,621)	(415,621)
Expected return during the year	(404,183)	(115,607)	(9,582)	(35,632)	(7,470)	(572,474)
Participants' contributions transferred during the year	(59)	(2,020)	-	(319)	(165)	(2,563)
Sponsors' contributions	(48,263)	(13,405)	(843)	(9,441)	(1,437)	(73,389)
Actuarial loss (gain)	(273,282)	(59,390)	(7,068)	(38,403)	12,201	(365,942)
Benefits paid during the year	357,813	78,805	8,292	23,090	7,241	475,241
Fair value of actuarial assets at December 31, 2016	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)

19.3 Changes in the recognized assets and liabilities

The changes in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2013	364,085	44,895	-	3,046	-	412,026
Expenses (income) recognized in the statement of profit or loss	40,365	7,979	77	(256)	-	48,165
Sponsors' contributions transferred during the year	(85,024)	(24,930)	(1,809)	(7,421)	-	(119,184)
Actuarial loss: effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	-	51,868
Actuarial loss: effect of changes in financial assumptions	149,823	34,955	3,880	6,515	-	195,173
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	-	588,048
Other contributions	15,171	456	65	20	-	15,712
Total liability	520,311	73,839	3,326	6,284	-	603,760

Current						85,374
Noncurrent						518,386

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	-	588,048
Expenses (income) recognized in the statement of profit or loss	51,121	8,745	413	(95)	-	60,184
Sponsors' contributions transferred during the year	(81,111)	(22,936)	(1,687)	(7,593)	-	(113,327)
Actuarial loss: effect of changes in demographic assumptions	(226)	(614)	(12)	(6)	-	(858)
Actuarial loss: effect of changes in financial assumptions	(37,254)	(48,270)	8,302	(6,555)	-	(83,777)
Effect of asset ceiling	-	-	-	7,984	-	7,984
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	-	458,255
Other contributions	16,149	526	63	127	-	16,865
Total liability	453,819	10,834	10,340	127	-	475,120

Current						802
Noncurrent						474,318

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liabilities
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	-	458,255
Business combination	-	-	-	-	59,089	59,089
Expenses (income) recognized in the statement of profit or loss	64,514	8,791	1,677	158	1,364	76,505
Sponsors' contributions transferred during the year	(48,263)	(13,405)	(843)	(9,442)	(1,437)	(73,388)
Actuarial loss: effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss: effect of changes in financial assumptions	346,523	134,263	7,843	19,392	15,813	523,834
Effect of asset ceiling	-	-	-	(8,738)	-	(8,738)
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Other contributions	12,914	133	8	228	-	13,284
Total liability	813,359	140,091	18,962	5,200	74,830	1,052,442

Current						33,209
Noncurrent						1,019,233

19.4        Expected contributions and benefits

The expected contributions to the plans for 2017 are shown below:

2017
CPFL Paulista	75,920
CPFL Piratininga	21,375
CPFL Geração	1,606
RGE	9,914
RGE Sul	9,053
Total	117,868

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração negotiated with Fundação CESP a grace period for payment of the principal of the monthly contributions for the respective plans during the period from September 2015 to August 2017, with resumption of these payments as from September 2017.

The expected benefits to be paid by the plan administrators in the next 10 years are shown below:

	2017	2018	2019	2020	2021 to 2026	Total
CPFL Paulista	374,441	390,441	407,979	424,542	2,869,228	4,466,631
CPFL Piratininga	83,797	88,712	94,257	99,111	713,424	1,079,301
CPFL Geração	8,941	9,408	9,745	10,173	68,181	106,448
RGE	25,229	27,041	28,632	30,051	212,032	322,985
RGE Sul	33,377	35,368	37,554	39,607	285,256	431,162
Total	525,785	550,970	578,167	603,484	4,148,121	6,406,527

At December 31, 2016, the average duration of the defined benefit obligation was 9.1 years for CPFL Paulista, 10.7 years for CPFL Piratininga, 9.3 years for CPFL Geração, 10.2 years for RGE and 10.6 years for RGE Sul.

19.5 Recognition of private pension plan income and expense

The external actuary’s estimate of the expenses (income) to be recognized in 2017 and the expense (income) recognized in 2016, 2015 and 2014 is as follows:

	2017 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Expected return on plan assets	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Total expense (income)	84,501	17,244	2,067	253	9,822	113,887

	2016 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul*	Total
Service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Expected return on plan assets	(404,184)	(115,608)	(9,582)	(35,632)	(7,470)	(572,476)
Effect of asset ceiling	-	-	-	520	-	520
Total expense (income)	64,514	8,791	1,677	158	1,364	76,505

(*) The expenses and income presented for RGE Sul are related to November and December 2016.

	2015 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	1,183	3,733	160	(131)	-	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	-	577,324
Expected return on plan assets	(375,527)	(105,413)	(9,691)	(31,686)	-	(522,317)
Effect of asset ceiling	-	-	-	232	-	232
Total expense (income)	51,121	8,745	413	(95)	-	60,184

	2014 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	1,160	3,937	152	(43)	-	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	-	546,013
Expected return on plan assets	(365,720)	(100,048)	(9,459)	(27,961)	-	(503,188)
Effect of asset ceiling	-	-	134	-	-	134
Total expense (income)	40,365	7,979	77	(256)	-	48,165

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga			RGE			RGE Sul
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2016

Nominal discount rate for actuarial liabilities:	10.99% p.a.	12.67% p.a.	11.46% p.a.	10.99% p.a.	12.67% p.a.	11.46% p.a.	10.99% p.a.
Nominal Return Rate on Assets:	10.99% p.a.	12.67% p.a.	11.46% p.a.	10.99% p.a.	12.67% p.a.	11.46% p.a.	10.99% p.a.
Estimated Rate of nominal salary increase:	7% p.a.	6.79% p.a.	8.15% p.a.	8.15% p.a.	6.79% p.a.	8.15% p.a.	7.29% p.a.
Estimated Rate of nominal benefits increase:	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.	5% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	AT-2000 (-10)	AT-2000 (-10)	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Low Light	Medium Light	Low Light	Low Light	Medium Light
Expected turnover rate:	ExpR_2012*	ExpR_2012*	ExpR_2012**	Null	ExpR_2012*	ExpR_2012**	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%
(**) FUNCESP experience

19.6 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL´s Group pension plans, at December 31, 2016 and 2015 managed by Fundação CESP and Fundação CEEE. The tables also show the distribution of the guarantee resources established as target for 2017, obtained in light of the macroeconomic scenario in December 2016.

Assets managed by the plans are as follows:

	Assets managed by Fundação CESP				Assets managed by Fundação CEEE
	CPFL Paulista and CPFL Geração		CPFL Piratininga		RGE		RGE Sul
	2016	2015	2016	2015	2016	2015	2016
Fixed rate	79%	80%	83%	84%	76%	73%	74%
Federal governament bonds	60%	57%	56%	54%	61%	56%	60%
Corporate bonds (financial institutions)	6%	5%	10%	10%	8%	4%	8%
Corporate bonds (non financial institutions)	1%	1%	1%	1%	4%	5%	4%
Multimarket funds	1%	16%	1%	19%	3%	8%	3%
Other fixed income investments	12%	1%	15%	-	-	-	-
Variable income	14%	13%	12%	12%	15%	14%	16%
CPFL Energia's shares	8%	5%	6%	4%	-	-	-
Investiment funds - shares	6%	8%	7%	8%	15%	14%	16%
Structured investments	1%	-	1%	-	8%	11%	8%
Equity funds	-	-	-	-	7%	10%	7%
Real estate funds	-	-	-	-	1%	1%	1%
Multimarket fund	1%	-	1%	-	-	-	-
Total quoted in an active market	94%	93%	97%	96%	99%	98%	98%

Real estate	3%	4%	2%	2%	1%	1%	1%
Transactions with participants	1%	2%	2%	2%	1%	1%	2%
Other investments	1%	1%	-	-	-	-	-
Escrow deposits and others	1%	1%	-	-	-	-	-
Total not quoted in an active market	6%	7%	3%	4%	1%	2%	2%

The plan assets do not include any properties occupied or assets used by the Company. The fair value of the shares stated in line item "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$417,058 (R$ 245,380 at December 31, 2015).

	Target for 2017
	Fundação CESP		Fundação CEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE	RGE Sul
Fixed income investments	77.1%	80.4%	80.0%	78.0%
Variable income investments	14.4%	12.2%	15.0%	16.0%
Real estate	3.4%	1.6%	1.0%	1.0%
Transactions with participants	1.5%	1.8%	1.0%	2.0%
Structured investments	2.3%	2.3%	3.0%	3.0%
Investments abroad	1.3%	1.7%	0.0%	0.0%
Total	100.0%	100.0%	100.0%	100.0%

The allocation target for 2017 was based on the recommendations for allocation of assets made at the end of 2016 by Fundação CESP and Fundação CEEE, in their Investment Policy. This target may change at any time during 2017, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. Fundação CESP and Fundação CEEE conduct studies of Asset Liability Management at least once a year, for a horizon longer than ten years. The ALM study also represents an important tool for the liquidity risk management of the pension plans since it considers the payment flow of benefits versus the assets considered liquid.

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

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to (increase) decrease in one year for men and women:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Defined benefit plan obligation	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050

	Increase (Decrease)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Increase (decrease) in total defined benefit plan obligation

Nominal discount (p.a.)*	-0.25 p.p.	104,645	32,642	2,565	9,082	12,933	161,867
	+0.25 p.p.	(100,503)	(31,174)	(2,460)	(8,694)	(12,346)	(155,177)

General biometric mortality table**	+1 year	(92,886)	(19,346)	(2,132)	(5,666)	(8,549)	(128,578)
	-1 year	90,954	18,750	2,091	5,484	8,299	125,577

* The assumption considered in the actuarial report for the nominal discount rate was 10.99% p.a. for all subsidiaries shown in the table above. The projected rates are increased or decreased by 0.25 p.p. to 10.74% p.a. and 11.24% p.a..

** The assumption considered in the actuarial report for the mortality table was AT-2000 (-10) for CPFL Paulista, CPFL Piratininga and CPFL Geração; BREMS sb v.2015 for RGE and AT-2000 for RGE Sul. The projections were performed with 1 year of aggravation or softening on the respective mortality tables.

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

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP and Fundação CEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's and Fundação CEEE Investment Policy imposes additional restrictions that, along those established by law, define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(20)  REGULATORY CHARGES

	Dec 31, 2016	Dec 31, 2015
Fee for the use of water resources	1,385	2,482
Global reversal reserve - RGR	17,469	17,446
ANEEL inspection fee - TFSEE	2,044	1,764
Energy development account - CDE	309,117	526,196
Tariff flags and others	36,064	304,129
Total	366,078	852,017

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2016 in the amount of R$ 164,681 (R$ 401,347 as at December 31, 2015); (ii) quota intended for the reimbursement of the CDE injection for the period from January 2013 to January 2014 in the amount of R$ 44,622 (R$ 45,618 in December 31, 2015); and (iii) quota intended for the reimbursement of the injection into the Regulated Contracting Environment (ACR account) for the period from February to December 2014, in the amount of R$ 99,814 (R$ 79,231 in December 31, 2015). The subsidiaries conducted matching of accounts between the amount of CDE payable and the Accounts Receivable – Eletrobras (note 12) in 2016, in the amount of R$ 869,717.

Tariff flags and others: refer basically to the amount to be passed on to the Centralizing Account for Tariff Flag Resources (“CCRBT”).

(21)  TAXES, FEES AND CONTRIBUTIONS

	Dec 31, 2016	Dec 31, 2015
Current
ICMS (State VAT)	416,096	384,151
PIS (tax on revenue)	28,759	33,199
COFINS (tax on revenue)	126,939	159,317
IRPJ (corporate income tax)	42,793	30,751
CSLL (social contribution on net income)	14,434	12,498
Other	52,522	33,427
Total	681,544	653,342

Noncurrent
PIS / COFINS - installment	26,814	-

(22)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	December 31, 2016		December 31, 2015
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor
Various	222,001	110,147	171,989	78,345

Civil
Various	236,915	114,214	194,530	112,909

Tax
FINSOCIAL	32,372	90,951	29,917	84,092
Income Tax	142,790	150,439	138,524	886,271
Others	113,227	84,091	15,920	63,600
	288,389	325,481	184,362	1,033,964

Others	85,971	229	18,654	2,310

Total	833,276	550,072	569,534	1,227,527

The changes in the provision for tax, civil, labor and other risks are shown below:

	Dec 31, 2015	Additions	Reversals	Payments	Monetary Restatements	Business combination	Dec 31, 2016
Labor	171,989	114,403	(56,710)	(104,254)	20,416	76,156	222,001
Civil	194,530	105,424	(51,246)	(105,870)	30,080	63,998	236,915
Tax	184,362	81,776	(13,006)	(1,122)	20,457	15,922	288,389
Others	18,654	12,362	(8,880)	(5,757)	2,286	67,307	85,971
Total	569,534	313,965	(129,843)	(217,003)	73,239	223,383	833,276

The additions in provisions for tax risks, made in 2016, refer basically to discussions by certain subsidiaries about the levy of PIS and COFINS on finance income.

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

b)        Civil

Bodily injury – refer mainly to claims for indemnities relating to accidents in the Company's electrical grids, damage to consumers, vehicle accidents, etc.

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

Income Tax – the provision of R$139,957 (R$ 129,907 at December 31, 2015) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other – refer to other lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS and SAT.

The line item of “others” refers mainly to lawsuits involving regulatory matters.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases, therefore no provision was registered. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses, at December 31, 2016 and 2015, were as follows:

	Dec. 31, 2016	Dec. 31, 2015	Main reasons for claims
Labor	668,005	659,636	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,004,279	697,242	Personal injury, environmental impacts and overfed tariffs
Tax	4,611,077	3,600,368	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	93,827	71,514	Technical, commercial and economic-financial supervisions
Total	6,377,188	5,028,760

Tax – there is a discussion relating to the deductibility for income tax expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,130,820, since it was subject to renegotiation and novation of debt in  that year. The subsidiary, based on an inquiry to the Brazilian Federal Revenue Service (RFB), obtained a favorable response included in Note MF/SRF/COSIT/GAB No. 157 of April 9, 1998 and took the tax deductibility of the expense, consequently generating tax loss in that year. Despite the favorable response of the RFB, the subsidiary received tax infringement notices from the tax authorities and, in two tax lawsuits arising from these infringements, made escrow deposits. In January 2016, the Company obtained court decisions that authorized the replacement of the escrow deposits (R$ 745,903 as at December 31, 2015) with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which awaits judgment by the Federal Regional Court. Based on the updated position of the lawyers that conduct this case, Management’s opinion is that the risk of loss is possible.

In August 2016, the subsidiary CPFL Renováveis received a tax legal proceeding notice in the amount of R$ 285,537 relating to the collection of Withholding Income Tax - IRRF on remuneration of capital gain incurred by parties resident and/or domiciled abroad, arising from the transaction of sale of Jantus SL, in December 2011, which the Company’s management, supported by the opinion of its outside legal counselors, classified  the likelihood of a favorable outcome as possible.

The subsidiary CPFL Geração, in December 2016, received two (2) tax legal proceeding notices that, summed up, total R$ 316,372 relating to the collection of Corporate Income Tax - IRPJ and Social Contribution on Profit – CSLL relating to calendar year 2011, calculated on the alleged capital gain identified on the acquisition of ERSA Energias Renováveis S.A. and recording of differences from the fair value remeasurement of SMITA Empreendimentos e Participações S.A., company acquired in a downstream merger, which the Company’s management, supported by its outside legal counselors, classified the likelihood of a favorable outcome as possible.

As regards to labor contingencies, the Company informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a new decision by the STF, the index currently adopted by the Labor Court (“TR”) remains valid, which has been acknowledged by the TST (Superior Labor Court) in recent decisions. Accordingly, the management of the Company and its subsidiaries considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(23)  USE OF PUBLIC ASSET

Subsidiary	Dec 31, 2016	Dec 31, 2015	Number of remaining installments	Interest rate
CERAN	97,481	92,581	231	IGP-M + 9.6% p.a.

Current	10,857	9,457
Noncurrent	86,624	83,124

(24)  OTHER PAYABLES

	Current		Noncurrent
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Consumers and concessionaires	73,864	53,959	44,711	-
Energy efficiency program - PEE	257,622	295,745	58,798	35,597
Research & Development - P&D	75,655	84,943	55,272	36,426
EPE/FNDCT/PROCEL (*)	12,928	6,181	-	-
Reversion fund	-	-	17,750	17,750
Advances	163,054	141,228	8,029	10,041
Tariff discounts - CDE	8,891	54,749	-	-
Provision for socio environmental costs and asset retirement	13,703	-	61,828	53,378
Payroll	16,951	13,136	-	-
Profit sharing	56,215	49,227	11,400	5,099
Collections agreement	69,793	130,282	-	-
Guarantees	-	-	44,140	28,531
Business combination	9,492	29,935	-	-
Others	49,454	45,587	7,364	4,326
Total	807,623	904,971	309,292	191,148

(*) EPE - Energy research company; FNDCT - National scientific and technological development fund; and PROCEL - National Program for Electric Energy Savings

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program. The noncurrent asset refers to the sale made by the indirect subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002 (note 16).

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

(25)  EQUITY

The shareholders’ interest in the Company’s equity at December 31, 2016 and 2015 is shown below (see note 38.1 Subsequent event – acquisition of the Company):

	Number of shares
	December 31, 2016		December 31, 2015
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	-	-	262,698,037	26.45%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	299,787,559	29.45%	29,756,032	3.00%
Camargo Correa S.A.	5,897,311	0.58%	26,764	0.00%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.57%
Bonaire Participações S.A.	1,249,386	0.12%	1,238,334	0.12%
Energia São Paulo FIA	35,145,643	3.45%	146,463,379	14.75%
Fundação Petrobras de Seguridade Social - Petros	28,056,260	2.76%	1,816,119	0.18%
Fundação Sistel de Seguridade Social	37,070,292	3.64%	-	0.00%
Fundação Sabesp de Seguridade Social - Sabesprev	696,561	0.07%	-	0.00%
Fundação CESP	51,048,952	5.02%	-	0.00%
BNDES Participações S.A.	68,592,097	6.74%	66,914,177	6.74%
Antares Holdings Ltda.	16,967,165	1.67%	16,552,110	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%	35,604,273	3.59%
Executive Officers	34,250	0.00%	105,672	0.01%
Other shareholders	202,785,991	19.92%	197,753,114	19.91%
Total	1,017,914,746	100.00%	993,014,215	100.00%

The Company’s capital is R$ 5,741,284, comprising 1,017,914,746 common shares, fully subscribed and paid in. The shares do not have nominal value and there are no treasury shares. Capital can be increased by issuing up to 500,000,000 new common shares.

25.1        Approval of capital increase and bonus in shares to be paid to shareholders – AGM/EGM

On April 8, 2016, the Company disclosed to its shareholders and the market in general, through a Significant Event Notice, that its controlling shareholders had signed a term separating the shareholders agreement relating to the shares that would be delivered to them due to the share bonus process.

At the Extraordinary General Meeting of April 29, 2016, a capital increase at CPFL Energia was approved, in order to strengthen the Company’s capital structure, through the capitalization of the Statutory Reserve for Working Capital Improvement in the amount of R$ 392,972, through the issuance of 24,900,531 common shares, which were distributed to shareholders as share bonus, pursuant to Article 169 of Law No. 6,404/76.

25.2        Capital reserves

Refer basically to: (i) R$ 228,322 related to the CPFL Renováveis business combination in 2011, (ii) effect of the public offer of shares, in 2013, of the subsidiary CPFL Renováveis amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the acquisition of DESA, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$87. In accordance with IFRS 10, these effects were recognized as transactions between shareholders, directly in Equity.

25.3        Earnings reserves

Comprised of:

i.      Legal reserve, amounting to R$ 739,102;

ii.     Statutory reserve – concession financial asset: the distribution subsidiaries recognize in profit or loss the adjustment to the expected cash flow from the concession financial asset, however its financial realization will occur only upon the write-off of the concession financial asset arising from disposal or corporate restructuring or upon the indemnity (at the end of the concession). As result, the Company recognizes a statutory reserve – concession financial asset for these amounts, supported by article 194 of Law No. 6,404/76, until their financial realization. This statutory reserve amounts to R$ 702,928 at December 31, 2016 (R$ 585,450 at December 31, 2015).

25.4        Accumulated other comprehensive income

The accumulated other comprehensive income is comprised of:

i.      Deemed cost: refers to the recognition of the fair value adjustments of the deemed cost of the generating plants' property, plant and equipment, of R$ 431,713;

ii.     Private pension plan: The debt balance of R$ 666,346 refers to the effects of the actuarial gains and losses recognized directly in other comprehensive income, in accordance with IAS 19.

25.5        Dividends

The Annual and Extraordinary General Meeting held on April 29, 2016 approved the allocation of  the profit for 2015, with the proposal of a minimum mandatory dividend of R$ 205,423.

Furthermore, in 2016 the Company proposed R$ 213,960 of minimum mandatory dividend, as set forth by Law 6,404/76, and R$ 7,820 of additional dividend, and for each share the amount of R$ 0.217876793 was attributed.

In 2016, the Company paid R$ 204,717 relating basically to the minimum mandatory dividend for 2015.

25.6Allocation of profit for the year

The Company’s bylaws assure shareholders a minimum dividend of 25% of profit for the year, adjusted in accordance with the law.

The proposed allocation of profit for the year is shown below:

2016
Profit for the year - Parent company	900,885
Realization of comprehensive income	25,778
Prescribed dividends	3,144
Profit base for allocation	929,807
Legal reserve	(45,044)
Statutory reserve - concession financial asset	(117,478)
Statutory reserve - working capital improvement	(545,505)
Mandatory dividend	(213,960)
Additional dividend	(7,820)

In 2016, considering the current adverse economic scenario and the uncertainties regarding market projections for distribution companies, Company Management is proposing allocating R$ 545,505 to the Statutory Reserve for Working capital improvement.

25.7  – Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12, is as follows:

25.7.1 – Changes in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2013	216,331	1,480,864	77,624	1,774,819
Equity interests and voting capital	35.00%	41.16%	40.07%

Equity attributable to noncontrolling interests	13,145	(72,782)	(3,097)	(62,734)
Business combination	-	759,686	-	759,686
Dividends	(15,022)	(7,417)	(7,099)	(29,538)
Other movements	-	11,560	(1)	11,559
As of December 31, 2014	214,454	2,171,911	67,427	2,453,794
Equity interests and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	25,990	(20,611)	4,958	10,337
Dividends	(6,173)	(2,818)	843	(8,147)
Other movements	-	7	(48)	(41)
As of December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity interests and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	38,621	(65,311)	4,862	(21,828)
Dividends	(9,172)	(22,751)	1,096	(30,827)
Other movements	-	535	(1,176)	(641)
As of December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity interests and voting capital	35.00%	48.40%	40.07%

25.7.2 – Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

The summarized financial information on subsidiaries in which there is noncontrolling interests at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	December 31, 2016
	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	288,538	1,398,797	39,429
Cash and cash equivalents	238,241	908,982	24,688
Noncurrent assets	927,948	11,066,086	122,991

Current liabilities	121,646	1,313,466	9,586
Borrowings and debentures	60,162	889,981	324
Other financial liabilities	20,800	85,523	1,056
Noncurrent liabilities	341,356	6,713,610	36,404
Borrowings and debentures	254,732	5,517,890	36,167
Other financial liabilities	86,624	633	-
Equity	753,484	4,437,807	116,431
Attributable to owners of the Company	753,484	4,324,589	116,431
Attributable to noncontrolling interests	-	113,218	-

Net operating revenue	301,179	1,646,589	30,820
Operational costs and expenses	(67,242)	(653,459)	(27,404)
Depreciation and amortization	(48,082)	(553,169)	(3)
Interest income	28,232	112,389	2,728
Interest expense	(36,485)	(591,626)	(1,383)
Income tax expense	(55,596)	(46,311)	(1,137)
Profit (loss) for the year	110,345	(143,706)	12,134
Attributable to owners of the Company	110,345	(151,900)	12,134
Attributable to noncontrolling interests	-	8,195	-
Equity Interests and voting capital	35.00%	48.40%	40.07%

	December 31, 2015
	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	203,205	1,296,420	39,916
Cash and cash equivalents	154,845	871,503	30,907
Noncurrent assets	997,049	10,607,682	126,147

Current liabilities	128,920	1,174,865	16,515
Borrowings and debentures	62,279	854,042	392
Other financial liabilities	39,068	75,716	6,497
Noncurrent liabilities	401,988	6,425,440	40,908
Borrowings and debentures	318,864	5,167,017	40,908
Other financial liabilities	83,124	633	-
Equity	669,346	4,303,797	108,639
Attributable to owners of the Company	669,346	4,176,063	108,639
Attributable to noncontrolling interests	-	127,734	-

Net operating revenue	281,374	1,499,356	31,225
Operational costs and expenses	(71,033)	(498,005)	(22,400)
Depreciation and amortization	(45,986)	(540,578)	(7)
Interest income	17,532	115,639	2,243
Interest expense	(40,801)	(551,407)	(1,206)
Income tax expense	(38,381)	(49,221)	(2,843)
Profit (loss) for the year	74,256	(48,717)	12,374
Attributable to owners of the Company	74,256	(54,447)	12,374
Attributable to noncontrolling interests	-	5,730	-
Equity Interests and voting capital	35.00%	48.39%	40.07%

	2014
	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	327,066	1,247,627	42,771
Operational costs and expenses	(174,134)	(584,080)	(53,183)
Depreciation and amortization	(50,017)	(432,267)	(6)
Interest income	11,604	87,131	656
Interest expense	(40,441)	(418,141)	-
Income tax expense	(18,880)	(33,645)	(2,691)
Profit (loss) for the year	37,558	(167,362)	(7,728)
Attributable to owners of the Company	37,558	(168,771)	(7,728)
Attributable to noncontrolling interests	-	1,410	-
Equity Interests and voting capital (*)	35.00%	48.39%	40.07%

(*) Noncontrolling interests in CPFL Renováveis were 41.16% up to February 2014, 41.17% from March to September 2014 and 48.39% from October 1, 2014

(26)  EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share at December 31, 2016, 2015 and 2014 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	2016	2015	2014
Numerator
Profit attributable to controlling shareholders	900,885	864,940	949,177
Denominator
Weighted average number of shares held by shareholders (**)	1,017,914,746	1,017,914,746	1,017,914,746
Earnings per share - basic	0.89	0.85	0.93

Numerator
Profit attributable to controlling shareholders	900,885	864,940	949,177
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(16,153)	(19,811)	(17,265)
Profit attributable to controlling shareholders	884,731	845,129	931,912

Denominator
Weighted average number of shares held by shareholders (**)	1,017,914,746	1,017,914,746	1,017,914,746
Earnings per share - diluted	0.87	0.83	0.92

(*) Proportional to the percentage of the Company's interest in the subsidiary in the respective years.

(**) Considers the event occurred on April 29, 2016, related to the capital increase through the issuance of 24,900,531 shares (note 25.1). In accordance with IAS 33, when there is an increase in the number of shares without an increase in capital, the number of shares is adjusted as if the event had occurred at the beginning of the latest reporting period.

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

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive in 2016, 2015 and 2014. For this reason, these effects were not included in the calculation for each year.

(27)  NET OPERATING REVENUE

	Number of Consumers (*)			In GWh (*)			R$ thousand
Revenue from Electric Energy Operations	2016	2015	2014	2016	2015	2014	2016	2015 Restated (**)	2014 Restated (**)
Consumer class
Residential	8,174,700	6,906,580	6,732,715	16,473	16,164	16,501	10,367,415	9,833,419	6,533,590
Industrial	61,112	55,586	56,920	13,022	12,748	14,144	5,281,978	5,526,967	3,871,868
Commercial	551,171	473,333	483,204	9,720	9,259	9,437	5,431,926	5,266,432	3,471,225
Rural	355,586	245,238	243,275	2,474	2,152	2,326	816,684	750,209	496,790
Public administration	61,208	51,359	50,538	1,271	1,278	1,295	690,389	674,530	476,557
Public lighting	11,073	10,362	9,917	1,746	1,649	1,622	580,229	573,219	315,072
Public services	9,649	8,402	8,155	1,840	1,797	1,861	901,662	879,288	566,719
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	-	-	(72,129)	(79,362)	(84,017)
Billed	9,224,499	7,750,860	7,584,724	46,546	45,049	47,187	23,998,155	23,424,701	15,647,804
Own comsuption	-	-	-	32	33	34	-	-	-
Unbilled (net)	-	-	-	-	-	-	50,444	202,726	63,142
Other consumer charges / Emergency charges - ECE/EAEE	-	-	-	-	-	-	(3)	3	2
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	-	-	(9,055,188)	(8,118,085)	(5,464,570)
Electricity sales to final consumers	9,224,499	7,750,860	7,584,724	46,578	45,082	47,221	14,993,408	15,509,345	10,246,379

Furnas Centrais Elétricas S.A.				3,034	3,026	3,026	533,855	485,846	477,775
Other concessionaires and licensees				12,252	10,656	9,628	2,371,091	2,223,339	1,690,711
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers				-	-	-	(50,598)	(46,982)	-
Spot market energy				6,173	4,289	2,334	641,744	875,002	976,377
Electricity sales to wholesalers				21,459	17,971	14,988	3,496,092	3,537,205	3,144,864

Revenue due to Network Usage Charge - TUSD - Captive Consumers							9,105,786	8,165,066	5,464,570
Revenue due to Network Usage Charge - TUSD - Free Consumers							2,057,327	1,898,138	990,815
(-) Adjustment of revenues from excess demand and excess reactive power							(17,908)	(16,884)	(18,045)
Revenue from construction of concession infrastructure							1,354,023	1,046,669	944,997
Sector financial asset and liability (Note 8)							(2,094,695)	2,506,524	910,720
Concession financial asset - Adjustment of expected cash flow (note 11)							186,148	393,343	93,254
Energy development account - CDE - Low-income, tariff discounts - judicial injunctions and other tariff discounts							1,266,027	895,538	771,018
Other revenues and income							438,377	367,356	341,061
Other operating revenues							12,295,084	15,255,750	9,498,390
Total gross operating revenue							30,784,584	34,302,301	22,889,633

Deductions from operating revenue
ICMS							(4,935,068)	(4,686,039)	(3,106,928)
PIS							(471,836)	(529,322)	(335,937)
COFINS							(2,172,777)	(2,438,208)	(1,547,783)
ISS							(10,568)	(8,204)	(7,583)
Global reversal reserve - RGR							(4,230)	(2,529)	(2,362)
Energy development account - CDE							(3,360,613)	(3,970,013)	(271,577)
Research and development and energy efficiency programs							(138,583)	(158,516)	(117,683)
PROINFA							(121,800)	(90,910)	(100,569)
Tariff flags and others							(430,077)	(1,796,226)	(2)
IPI							(195)	(100)	(10)
FUST and FUNTEL							(38)	(24)	(2)
Others							(26,709)	(22,997)	-
							(11,672,495)	(13,703,089)	(5,490,436)

Net operating revenue							19,112,089	20,599,212	17,399,196
(*) Information not audited by the independent auditors
(**) Includes the effects of note 2.7

27.1        Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (“Proret”), in submodule 2.7 Other Revenues approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues from distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review cycle, should be accounted for as special obligations and would be amortized from the next tariff review. Beginining May 2015 for subsidiary CPFL Piratininga and September 2015 for subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from excess demand and excess reactive power started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Normative Resolution No. 463, whereby the request for preliminary judicial injunction relief was granted and the order to account for revenues from excess demand and excess reactive power as special obligations was suspended. The suspensive effect required by ANEEL in its interlocutory appeal was granted in June 2012 and the preliminary judicial injunction relief originally granted in favor of ABRADEE was suspended. The distribution subsidiaries are awaiting the court’s decision on the final treatment of these revenues. At December 31, 2016, these amounts are accrued under Special Obligations, in compliance with IAS 37, presented net in concession intangible asset.

27.2        Extraordinary Tariff Review (“RTE”) – 2015

On February 27, 2015, the ANEEL approved the result of the Extraordinary Tariff Revision (RTE) in order to re-establish the tariff coverage for electric energy distributors given the significant increase in the CDE quota for 2015 and the cost of purchasing electric energy (Itaipú tariff and exchange variation, and auctions of existing electric power and of adjustment). The tariffs resulting from this RTE were in effect from March 2, 2015 up to the date of the next readjustment or tariff revision for each distributor. With respect to subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz, on April 7, 2015, by means of Ratification Resolution No. 1,870, the ANEEL adjusted the result of the RTE of February 27, 2015, in order to change the amount of the monthly CDE quota – Energy relating to the ACR account, intended for amortization of credit operations by the CCEE in management of the ACR account. The tariffs resulting from such adjustment or rectification were in effect as from April 8, 2015 up to the date of the next tariff revision for each distributor.

The average effects for the distributors’ consumers were:

	Effect perceived by consumers (*)
Subsidiary	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.36%	33.04%
RGE Sul	39.45%	43.76%	36.23%
CPFL Santa Cruz	10.04%	10.53%	9.78%
CPFL Leste Paulista	19.54%	24.74%	17.55%
CPFL Jaguari	23.01%	25.01%	18.79%
CPFL Sul Paulista	21.95%	37.67%	13.86%
CPFL Mococa	16.59%	23.84%	13.97%
(*) Information not audited by the independent auditors

27.3        Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2016		2015		2014
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4.67% (b)	17.18%	17.23%
CPFL Piratininga	October	-12.54%	-24.21%	56.29%	21.11% (b)	19.73%	22.43%
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (b)	21.82%	22.77%
RGE Sul	April	3.94%	-0.34%	52.45%	5.46%	-	-
CPFL Santa Cruz	March (c)	22.51%	7.15%	34.68%	27.96%	14.86%	26.00%
CPFL Leste Paulista	March (c)	21.04%	13.32%	20.80%	24.89%	-7.67%	-5.32%
CPFL Jaguari	March (c)	29.46%	13.25%	38.46%	45.70%	-3.73%	3.70%
CPFL Sul Paulista	March (c)	24.35%	12.82%	24.88%	28.38%	-5.51%	0.43%
CPFL Mococa	March (c)	16.57%	9.02%	23.34%	29.28%	-2.07%	-9.53%

(a)    Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not audited by the independent auditors).

(b)    Consumer perception in comparison to the Extraordinary Tariff Revision (RTE) described in note 27.2.

(c)    In February 2016, ANEEL changed the date of adjustment and periodic review of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari from February to March.

27.4        Energy Development Account (CDE) – Low-income, tariff discounts – judicial injunctions, and other tariff discounts

27.4.1 Energy Development Account (CDE) – Low-income and other tariff discounts

Law No. 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 1,038,621 was recognized in 2016 (R$ 895,538 in 2015 and R$ 771,018 in 2014), of which R$93,879 for the low-income subsidy (R$ 66,313 in 2015 and R$ 78,028 in 2014) and R$944,742 for other tariff discounts (R$ 829,225 in 2015 and R$ 692,990 in 2014), against other receivables in line item “Other Receivables – Eletrobrás” (note 12) and “Other Payables – Tariff discounts – CDE” (note 24).

27.4.2 Tariff discounts – judicial injunctions

The Brazilian Association of Large Industrial Consumers of Electricity (“ABRACE”) obtained a judicial injunction in July 2015, which exempted its associates from paying specific items of the CDE (Energy Development Account) charge. The obligation of paying the CDE quota was not changed and the distributors borne this revenue deficit. In the tariff process subsequent to the decision on the judicial injunction, ANEEL granted a financial component in the tariff for recovery of this revenue.

However, the decision of the ANEEL board was superseded by Order No. 1.576/2016, which revoked Decree No. 2.792/2015, and distributors were required to deduct the total effects of the judicial injunctions from the payment of the monthly CDE quotas. Thus, it was established that this cost will be the liability of Eletrobrás.

In view of the new procedure defined in Order No. 1.576/2016 it was necessary:

(i)             to record a revenue in line item CDE – low-income subsidy, other tariff discounts and other tariff discounts – judicial injunctions against the line item receivables -  Eletrobrás (note 12) in the amount of R$ 227,406;

(ii)            record sector financial liability (note 8) against revenue from sector financial asset and liability in the amount of R$ 209,250, which will be refunded to consumers in the next tariff process.

27.5        Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. The green flag indicates favorable conditions and the tariff does not rise. The yellow flag indicates less favorable conditions, and the red flag is set off in costlier conditions. In the latter cases, the tariff increases R$ 1.50, R$ 3.00 and R$ 4.50 (before tax effects), respectively, for each 100 KWh consumed, readjusted by means of Ratification Resolution (“REH”) 2.016/2016 as from February 1st 2016, until January 31, 2017.

In 2016, the distribution subsidiaries billed their consumers the amount of R$ 430,065 (R$ 1,796,226 in 2015) in terms of tariff flags, recorded in line item "Tariff flags and others”.

In 2016, ANEEL approved the Tariff Flags billed from November 2015 to November 2016. The amount billed in this period was R$ 706,178, of this amount R$ 687,673 were used to offset part of the sector financial asset and liability (note 8) and R$ 18,911 were passed on to the Account Centralizing Tariff Flag Resources.

27.6        Energy Development Account – CDE

By means of Ratification Resolution No. 2,018 of February 2nd 2016, superseded by Ratification Resolution No 2,077 of June 07, 2016 and 1,857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE. These quotas comprise: (i) annual quota of the CDE – Usage account; and (ii) CDE – Energy quota, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014 (note 28), which should be paid by consumers and passed on to the CDE in up to five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 2,004 of December 15, 2015, the ANEEL established another quota intended for amortization of the ACR account, with payment and transfer to the CDE for the tariff period of each distribution company.

(28)  COST OF ELECTRIC ENERGY

	In GWh (*)			R$ thousand
	2016	2015	2014	2016	2015	2014
Electricity purchased for resale
Itaipu Binacional	10,497	10,261	10,417	2,025,780	2,869,481	1,383,604
Spot market / PROINFA	2,253	4,004	6,117	269,791	981,009	3,282,591
Energy purchased through auction in the regulated market and bilateral contracts	51,225	44,342	42,345	8,541,677	9,192,868	8,837,459
Energy development account - CDE/CCEE	-	-	-	-	-	(2,340,912)
PIS and COFINS credit	-	-	-	(987,997)	(1,196,579)	(1,005,106)
Subtotal	63,975	58,607	58,879	9,849,252	11,846,779	10,157,635

Electricity network usage charge
Basic network charges				834,341	847,342	727,341
Transmission from Itaipu				53,248	51,236	37,896
Connection charges				84,927	56,312	44,834
Charges for use of the distribution system				38,699	40,332	33,147
System service charges - ESS				362,735	555,851	(326,248)
Reserve energy charges - EER				106,925	54,762	10,898
Energy development account - CDE				-	-	(1)
PIS and COFINS credit				(129,883)	(140,868)	(42,372)
Subtotal				1,350,990	1,464,967	485,495

Total				11,200,242	13,311,747	10,643,130
(*) Information not audited by the independent auditors

28.1Amounts from CDE/CCEE – Law No. 12,783/2013, Decrees No. 7,945/2013, No. 8,203/2014 and No. 8,221/2014 and Order No. 3,998/2014

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

A total amount of R$ 2,340,912 was recognized in 2014 as a result of these regulations. During the year 2015, no amounts were received by the subsidiaries in relation to this transfer.

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

There were no resources provided by the CDE recognized in the year ended December 31, 2016 and 2015. The table below shows the summary of the amounts from CDE per distributor controlled by the Company, recognized in the year ended December 31, 2014:

	2014
	Electricity purchased for resale
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	System service charges - ESS	Total
CPFL Paulista	849,901	(6,241)	229,335	6	1,073,001
CPFL Piratininga	391,476	(357)	354,079	2	745,200
CPFL Santa Cruz	66,403	13	20,344	-	86,760
CPFL Leste Paulista	6,580	4	(4)	(10)	6,570
CPFL Sul Palista	6	5	11	-	22
CPFL Jaguari	(1,539)	(48)	2,001	-	414
CPFL Mococa	-	2	-	-	2
RGE	428,054	(98)	986	3	428,945
Total	1,740,881	(6,720)	606,752	1	2,340,912

(29)  OPERATING COSTS AND EXPENSES

	2016
	Cost of operation	Cost of services rendered to third parties	Expenses			Total
			Selling	General and administrative	Others
Personnel	686,434	1	134,864	272,618	-	1,093,918
Private pension plans	76,505	-	-	-	-	76,505
Materials	164,168	1,412	8,191	16,175	-	189,946
Third party services	271,623	3,416	146,957	229,199	-	651,195
Depreciation and amortization	937,506	-	3,602	94,949	-	1,036,056
Cost of infrastructure construction	-	1,352,214	-	-	-	1,352,214
Others	112,560	(11)	253,638	236,476	386,746	989,408
Collection fees	-	-	65,562	-	-	65,562
Allowance for doubtful accounts	-	-	176,349	-	-	176,349
Leases and rentals	42,163	-	113	17,109	-	59,385
Publicity and advertising	150	-	29	11,659	-	11,838
Legal, judicial and indemnities	-	-	-	181,888	-	181,888
Donations, contributions and subsidies	54	-	9	2,425	-	2,488
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	83,575	83,575
Amortization of concession intangible asset	-	-	-	-	255,110	255,110
Amortization of premium paid - GSF	9,594	-	-	-	-	9,594
Financial compensation for use of water resources	12,233	-	-	-	-	12,233
Impairment	-	-	-	-	48,291	48,291
Others	48,367	(11)	11,575	23,395	(231)	83,095
Total	2,248,795	1,357,032	547,251	849,416	386,746	5,389,240

	2015
	Cost of operation	Cost of services rendered to third parties	Expenses			Total
			Selling	General and administrative	Others
Personnel	596,021	28	123,812	219,348	-	939,209
Private pension plans	60,184	-	-	-	-	60,184
Materials	123,853	1,008	5,249	9,825	-	139,935
Third party services	187,080	2,777	128,022	241,115	-	558,994
Depreciation and amortization	870,427	-	21,826	84,985	-	977,238
Cost of infrastructure construction	-	1,045,301	-	-	-	1,045,301
Others	69,633	(12)	185,673	308,226	357,653	921,173
Collection fees	-	-	56,990	-	-	56,990
Allowance for doubtful accounts	-	-	126,879	-	-	126,879
Leases and rentals	31,687	-	(4)	16,874	-	48,558
Publicity and advertising	339	-	34	9,565	-	9,938
Legal, judicial and indemnities	10	-	-	263,453	-	263,463
Donations, contributions and subsidies	-	-	16	3,418	-	3,434
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	16,309	16,309
Amortization of concession intangible asset	-	-	-	-	302,665	302,665
Financial compensation for use of water resources	13,768	-	-	-	-	13,768
Impairment	-	-	-	-	38,956	38,956
Others	23,829	(12)	1,759	14,916	(277)	40,214
Total	1,907,197	1,049,101	464,583	863,499	357,653	4,642,033

	2014
	Cost of operation	Cost of services rendered to third parties	Expenses			Total
			Selling	General and administrative	Others
Personnel	528,056	2	110,759	213,654	-	852,471
Private pension plans	48,165	-	-	-	-	48,165
Materials	102,959	1,286	4,658	8,925	-	117,827
Third party services	172,422	2,511	109,264	241,826	-	526,022
Depreciation and amortization	767,117	-	32,049	75,779	-	874,946
Cost of infrastructure construction	-	942,267	-	-	-	942,267
Others	53,640	(13)	145,968	233,446	328,000	761,041
Collection fees	264	-	54,070	-	-	54,334
Allowance for doubtful accounts	-	-	83,699	-	-	83,699
Leases and rentals	29,331	-	-	15,627	-	44,958
Publicity and advertising	736	-	127	17,262	-	18,125
Legal, judicial and indemnities	-	-	-	192,464	-	192,464
Donations, contributions and subsidies	-	-	6,579	4,204	-	10,783
Inspection fee	-	-	-	-	20,894	20,894
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	20,726	20,726
Amortization of concession intangible asset	-	-	-	-	285,018	285,018
Financial compensation for use of water resources	14,835	-	-	-	-	14,835
Others	8,474	(13)	1,493	3,889	1,361	15,204
Total	1,672,359	946,052	402,698	773,630	328,000	4,122,739

(30)  FINANCE INCOME (COSTS)

	2016	2015 Restated (*)	2014 Restated (*)
Finance Income
Income from financial investments	667,429	472,745	430,714
Late payment interest and fines	246,045	215,923	146,992
Adjustment for inflation of tax credits	32,371	57,580	25,309
Adjustment for inflation of escrow deposits	35,228	84,683	74,500
Adjustment for inflation and exchange rate changes	147,849	121,609	49,144
Discount on purchase of ICMS credit	16,198	13,027	17,382
Adjustments to the sector financial asset (note 8)	32,747	162,786	-
PIS and COFINS on other finance income	(63,223)	(52,849)	-
PIS and COFINS on interest on capital	(2,324)	(6,941)	(12,809)
Other	88,182	74,685	54,563
Total	1,200,503	1,143,247	785,794

Finance costs
Interest on debts	(1,811,263)	(1,725,252)	(1,542,593)
Adjustment for inflation and exchange rate changes	(703,128)	(686,575)	(247,591)
(-) Capitalized interest	68,082	45,568	12,269
Adjustments to the sector financial liability (note 8)	(25,079)	(1,573)	-
Use of public asset	(14,950)	(16,028)	(10,649)
Others	(167,638)	(167,250)	(179,937)
Total	(2,653,977)	(2,551,110)	(1,968,503)

Finance costs, net	(1,453,474)	(1,407,863)	(1,182,708)

(*)Includes the effects of note 2.7.

Interests were capitalized at an average rate of 10.9% p.a. (10.25% p.a. in 2015 and 8.12% p.a. in 2014) on qualifying assets, in accordance with IAS 23.

In line items Adjustment for inflation and exchange rate changes, the amounts include the effects of losses of R$ 1,399,988 in 2016 (gain of R$ 1,514,439 in 2015 and R$ 159,653 in 2014) on derivative instruments (note 35).

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

The information segregated by segment is presented below, in accordance with the criteria established by Executive Officers:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Others (*)	Elimination	Total
2016
Net operating revenue	15,017,166	593,775	1,334,571	2,024,350	81,595	60,633		19,112,089
(-) Intersegment revenues	22,526	409,338	338,357	62,757	318,770	8,661	(1,160,410)	-
Cost of electric energy	(9,382,165)	(91,588)	(211,777)	(1,514,712)	-	-		(11,200,242)
Operating costs and expenses	(3,153,327)	(100,606)	(374,391)	(38,440)	(308,232)	(123,077)		(4,098,073)
(-) Intersegment costs and expenses	(659,308)	(12,691)	(93,630)	(371,347)	(13,900)	(9,534)	1,160,410	-
Depreciation and amortization	(591,334)	(126,596)	(553,169)	(3,779)	(12,870)	(3,417)		(1,291,166)
Income from electric energy service	1,253,557	671,631	439,961	158,829	65,363	(66,734)		2,522,608
Equity	-	311,414	-	-	-	-		311,414
Finance income	781,365	182,574	132,653	31,513	10,742	61,655		1,200,503
Finance costs	(1,331,973)	(562,196)	(667,344)	(24,761)	(5,272)	(62,432)		(2,653,978)
Profit (loss) before taxes	702,950	603,424	(94,730)	165,581	70,832	(67,510)		1,380,547
Income tax and social contribution	(295,748)	(98,530)	(46,311)	(53,225)	(17,019)	9,343		(501,490)
Profit (loss) for the year	407,202	504,894	(141,041)	112,357	53,813	(58,167)		879,057
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	701,103		42,170,992
Purchases of PP&E and intangible assets	1,200,621	7,564	978,896	3,713	42,954	4,199		2,237,949

2015 Restated (***)
Net operating revenue	16,945,222	572,553	1,262,297	1,716,348	55,547	47,246		20,599,212
(-) Intersegment revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Cost of electric energy	(11,604,347)	(147,120)	(249,809)	(1,310,470)	-	-		(13,311,747)
Operating costs and expenses	(2,668,411)	(80,811)	(226,522)	(34,460)	(241,247)	(110,674)		(3,362,130)
(-) Intersegment costs and expenses	(550,953)	(80,954)	(120,593)	(324,495)	(10,137)	(6,975)	1,094,101	-
Depreciation and amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)		(1,279,903)
Income from electric energy service	1,556,770	542,738	460,772	124,933	30,617	(70,396)		2,645,434
Equity	-	216,885	-	-	-	-		216,885
Finance income	740,628	110,018	131,354	42,840	44,098	74,310		1,143,247
Finance costs	(1,256,801)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)		(2,551,110)
Profit (loss) before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)		1,454,454
Income tax and social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)		(579,177)
Profit (loss) for the year	625,965	282,783	(56,398)	88,104	51,625	(116,802)		875,277
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586		40,532,471
Purchases of PP&E and intangible assets	868,495	6,910	493,584	2,432	39,176	17,199		1,427,796

2014 Restated (***)
Net operating revenue	13,752,040	722,623	982,613	1,790,822	151,037	61		17,399,196
(-) Intersegment revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Cost of electric energy	(8,544,349)	(284,387)	(301,366)	(1,513,196)	-	-		(10,643,297)
Operating costs and expenses	(2,332,587)	(86,100)	(227,191)	(32,634)	(282,250)	(1,847)		(2,962,608)
(-) Intersegment costs and expenses	(621,246)	(201,236)	(188,139)	(423,202)	(8,437)	(24,069)	1,466,329	-
Depreciation and amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)		(1,159,964)
Income from electric energy service	1,695,773	482,214	231,280	205,108	45,072	(26,119)		2,633,327
Equity	-	59,767	-	-	-	-		59,767
Finance income	448,276	84,884	98,991	29,543	6,380	117,720		785,793
Finance costs	(838,386)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)		(1,968,501)
Profit (loss) before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)		1,510,304
Income tax and social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)		(623,860)
Profit (loss) for the year	844,400	107,820	(168,087)	136,003	28,543	(62,236)		886,444
Total assets (**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454		35,144,436
Purchases of PP&E and intangible assets	702,386	14,419	250,803	3,531	90,707	22		1,061,868

(*) Others - Refer basically to assets and transactions not related to any of the identified segments

(**) Intangible assets, net of amortization, were allocated to their respective segments

(***) Includes the effects of note 2.7

As the Brazilian economic conditions have deteriorated even further during 2016, the following was recorded (i) CPFL Telecom – “segment others”, an additional impairment of R$7,858 and (ii) R$40,433 of CPFL Renováveis (renewable generation segment) impairment losses (in 2015, R$ 33,119 in subsidiary CPFL Telecom  and R$ 5,837 in subsidiary CPFL Total “segment services”). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

The investment balance in joint ventures, accounted for under the equity method and classified in the generation (conventional source) segment, is R$ 1,493,753 (R$ 1,247,631 in 2015).

(32)  RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders were, as of December 31, 2016, as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, textiles, aluminum and highway concessions, among others.

•   Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Pension entity the participants of which are the employees of Banco do Brasil and employees of the company itself.

•   Fundação CESP

Pension entity that manages pension plans for employees of the electricity sector companies of the State of São Paulo

•   Fundação SISTEL de Seguridade Social

Pension entity that manages pension plans for employees of the telecommunications sector companies.

•   Fundação Petrobras de Seguridade Social - PETROS

Pension entity that manages pension plans for employees of companies mostly from the oil and chemical industries.

•   Fundação SABESP de Seguridade Social - SABESPREV

Pension entity that manages pension plans for employees of SABESP.

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

b)	Borrowings, Debentures and Derivatives – refer to borrowings from financial institutions under the conditions described in notes 17 and 18. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 17 and 18.
c)	Other Financial Transactions – the expense amounts are bank costs and collection and bookkeeping expenses.
d)	Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the Grant Authority.
e)	Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.
f)	Advances – refer to advances for investments in research and development.
g)

Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; and (ii) contracts with the noncontrolling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M.

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

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures Enercan and Baesa and with the subsidiary Ceran the extension of the original maturities of the energy purchase bills, previously from August to November 2016, to January 2017 and July 2017.

The total compensation of key management personnel in 2016 was R$ 58,132 (R$ 43,208 in 2015 and R$ 44,214 in 2014). This amount comprises R$49,989 (R$ 44,061 in 2015 and R$ 39,928 in 2014) in respect of short-term benefits, R$1,212 (R$ 1,087 in 2015 and R$ 1,043 in 2014) of post-employment benefits and a provision of R$ 6,930 (reversal of provision of R$ 1,940 in 2015 and provision of R$ 3,243 in 2014) for other long-term benefits, and refers to the amount recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

	ASSETS		LIABILITIES		INCOME			EXPENSES
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	2016	2015	2014	2016	2015	2014
Bank balances and short-term investments
Banco Bradesco S.A.(**)	-	4,097,770	-	1	-	351,086	-	-	312	-
Banco do Brasil S.A.	48,985	126,036	-	-	4,113	28,466	12,126	5	4	2

Borrowings (*), debentures (*) and derivatives (*)
Banco Bradesco S.A.(**)	-	-	-	667,335	-	-	-	-	85,505	-
Banco do Brasil S.A.	-	-	4,257,562	3,727,087	800	-	-	463,949	459,889	485,400
Banco BNP Paribas Brasil S.A	5,126	58,478	-	322,465	-	-	-	67,196	8,978	-

Other financial transactions
Banco Bradesco S.A.(**)	-	1,344	-	1,259	-	166	-	-	4,174	-
Banco do Brasil S.A.	-	-	962	879	234	80	-	6,408	5,941	6,304

Advances
BAESA – Energética Barra Grande S.A.	-	-	726	790	-	-	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,025	1,120	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,269	1,377	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	462	503	-	-	-	-	-	-

Energy purchases and sales, and charges
AES Tiete S.A. (***)	-	-	-	-	2	-	-	14,498	-	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	53	27	-	-	-	1,212	1,426	1,342
Aliança Geração de Energia S.A	-	-	1,183	1,364	4	1	-	49,944	34,063	-
Alpargatas S.A. (***)	-	-	-	-	2,954	-	-	-	-	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	-	967	883	826
Baguari I Geração de Energia Elétrica S.A.	-	-	6	6	-	-	-	294	268	252
Braskem S.A.	-	-	-	-	-	-	694	-	-	-
BRF Brasil Foods	-	-	-	-	20,190	-	-	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	-	889	810	757
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	-	896	817	765
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	-	1,073	977	914
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	-	916	834	782
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	-	1,072	977	914
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	-	995	907	848
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	-	1,054	963	901
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)		-	-	374	-	-	-	-	-	-
Companhia de Eletricidade do Estado da Bahia – COELBA	743	655	121	-	19,296	14,491	12,606	121	46	-
Companhia Energética de Pernambuco - CELPE	692	587	20	-	9,829	7,062	6,304	250	206	-
Companhia Energética do Rio Grande do Norte - COSERN	267	227	-	-	3,128	2,580	2,404	-	-	1,063
Eldorado Brasil Celulose S.A.	-	-	-	-	-	-	1,050	-	-	-
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,416	1,548	57	17	-	53,710	29,915	-
ELEB Equipamentos Ltda	-	-	-	-	-	4,036	-	-	-	-
Embraer	-	-	-	-	6,938	26,615	-	-	-	-
Energética Águas da Pedra S.A.	-	-	112	130	6	2	-	4,716	4,260	3,959
Estaleiro Atlântico Sul S.A.	-	-	-	-	7,978	19,026	7,584	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	-	181	166	155
InterCement Brasil S.A	-	-	-	-	2	1	-	-	-	-
Itapebi Geração de Energia S.A	-	-	-	-	3	1	-	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	-	718	632	617
NC ENERGIA S.A.	451	-	2	-	28,298	5,336	1,837	6	-	-
Norte Energia S.A.	1	1	4,585	-	17	1	-	61,240	-	-
Rio PCH I S.A.	-	-	209	242	-	-	-	8,865	8,004	7,441
Samarco Mineração S.A.	-	-	-	-	2	1	-	-	-	-
Santista Jeanswear S/A	-	-	-	-	13,600	4,491	-	-	-	-
Santista Work Solution S/A	-	-	-	-	2,224	-	-	-	-	-
SE Narandiba S.A.	-	-	2	-	-	-	-	152	166	142
Serra do Facão Energia S.A. - SEFAC	-	-	557	576	-	-	-	23,153	20,916	19,837
Tavex Brasil S.A	-	-	-	-	-	-	8,087	-	-	-
Termopernambuco S.A.	-	-	-	-	5	3	-	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	25,268	37,238	557	7,683	6,965	7,056
Tupy	-	-	-	-	-	-	-	27,127	-	-
Vale Energia S.A.	8,680	7,843	-	-	102,069	92,353	87,077	216	695	-
Vale S.A.	-	-	-	-	-	-	-	-	-	7,483
BAESA – Energética Barra Grande S.A.	-	-	5,642	88,441	-	6,080	-	60,765	111,541	104,491
Foz do Chapecó Energia S.A.	-	-	35,018	142,596	215	4,996	16,841	358,272	330,675	318,140
ENERCAN - Campos Novos Energia S.A.	387	667	50,526	140,496	3,684	23,283	6,702	269,480	244,102	226,595
EPASA - Centrais Elétricas da Paraiba	-	-	12,418	19,807	-	15,243	24,363	91,010	168,187	214,978

Intangible assets, property, plant and equipment, materials and services rendered
Alpargatas S.A. (***)	168	-	-	-	2,310	-	-	-	-	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	-	5	-	-
Banco Bradesco S.A.(**)	-	-	-	2	-	-	-	-	19	-
Banco do Brasil S A	-	-	-	-	-	-	-	6	170	163
BRASKEM Qpar S.A.	-	-	-	-	-	-	15	-	-	-
Brasil veículos Companhia de Seguros	-	-	-	-	2	-	-	-	-	-
BRF Brasil Foods	-	-	-	-	1,250	-	-	-	-	-
CCDI 29 Empreendimento Imobiliário Ltda	-	-	-	-	-	-	31,500	-	-	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	65	42	42	170	1,034	50	94	31	4
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	-	-	576	-
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	-	-	-	50	-
Companhia Energética do Rio Grande do Norte - COSERN		-		-		-	19		-	-
Concessionária Auto Raposo Tavares S.A. - CART	-	-	-			-	-	15	-	-
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	-	-	-	-	6	-	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	-	-	-	-	10	9	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	9	-	12	-	-	-
Ferrovia Centro-Atlântica S.A.	-	-	-	-	-	-	-	24	22	-
HM 14 Empreendimento Imobiliário SPE Ltda	-	14	-	-	-	-	-	-	-	-
HM 02 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	45	-	-	-	-	-
HM Engenharia e Construções S.A.	-	-	-	-	-	272	24	-	-	-
Indústrias Romi S.A.	4	-	-	-	51	68	45	-	-	-
InterCement Brasil S.A	-	-	-	-	43	26	60	-	-	-
Oi Móvel S.A (***)	-	-	-	-	-	-	-	302	-	-
Logum Logística S.A.	26	-	-	-	730	55	-	-	-	-
LUPATECH	-	-	-	-	-	-	-	-	2	-
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	-	4	-	-	1	-
MRS Logística S.A	-	-	-	-	-	-	119	-	-	-
NC Energia S.A.	-	-	-	-	17	-	-	-	-	-
Randon		-		-		-	-		-	76
Renovias Concessionária S.A.	-	-	-	-	-	-	-	17	-	-
Rodovias Integradas do Oeste S.A.	-	-		12	-	-	-	3	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	-	-	1,410	1,463	-			-
Santista Jeanswear S/A	-	-		-	1	21	-	-	-	-
Tim Celular S.A. (***)	6	-	89	-	2,008	-	-	12	-	-
TOTVS S.A.		-	2	3	2	-	-	32	44	70
Ultrafértil S.A	-	-		-	14	868	226	-	-	-
Vale Energia S.A.	-	-		-	331	-	-	-	-	-
Vale S.A.	-	-	-	-	-	-	-	11	-	-
Vale Fertilizantes S.A	-	39		-	-	45	36	-	-	-
BAESA – Energética Barra Grande S.A.	56	-		-	521	1,354	1,465	-	-	-
Foz do Chapecó Energia S.A.	104	-		-	1,424	1,483	1,491	-	-	-
ENERCAN - Campos Novos Energia S.A.	74	-	-	-	1,826	1,354	1,465	-	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599	1,104		-	488	720	715	-	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	76,586	-	-	4,379	14,123	10,629	-	-	-
Noncontrolling shareholders - CPFL Renováveis	9,067	7,680	-	-	1,039	1,475	864	-	-	-

Dividend and interest on capital
BAESA – Energética Barra Grande S.A.	89	20	-	-	-	-	-	-	-	-
Chapecoense Geração S.A.	29,329	28,417	-	-	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	30,905	-	-	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	29,933	-	-	-	-	-	-	-	-

(*) The balances include the mark to market adjustments
(**) Related party until December 2015
(***) Related party from January 2016

(33)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

Description	Type of coverage	Dec. 31, 2016
Concession financial asset / Intangible assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	9,679,825
Transport	National transport	416,358
Stored materials	Fire, lightning, explosion and robbery	232,849
Automobiles	Comprehensive cover	13,235
Civil liability	Electric energy distributors and others	200,000
Personnel	Group life and personal accidents	234,357
Others	Operational risks and others	281,914
Total		11,058,537
Information not audited by independent auditors

For the civil liability insurance of the officers, the insured amount is shared among the companies of the CPFL Energia Group. The premium is paid individually by each company involved, and the gross revenue is the base for the apportionment criterion.

(34)  RISK MANAGEMENT

The business of the Company and its subsidiaries comprise mainly the generation, commercialization and distribution of electric energy. As public utilities concessionaires, the activities and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, overseeing the implementation of risk mitigation actions and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation actions taken; ii) the Risk Management and Compliance Division, responsible for coordination of the process for risk management, developing and maintaining updated methodologies for Corporate Management of Risks that involve the identification, measurement, monitoring and reporting of risks to which the CPFL Group is exposed.

The risk management policy was established to identify, analyze and address the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Groups’ activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Processes, Risks and Sustainability Committee to provide guidance for the Internal Audit, Risks Management and Compliance works. The Internal Audit conducts both periodic and “ad hoc” reviews in order to ensure alignment of the processes to guidelines and strategies set by the shareholders and Management.

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

Risk of under/overcontracting from distributors: Risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors can be prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE and is not passed through to consumers, that is, in PLD scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD price at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, and there is also a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are able to justify the involuntary exposures or surpluses.

Market risk of commercialization companies: This risk arises from the possibility of commercialization companies incurring losses due to variations in the spot prices that will value the positions of energy surplus or deficit of its portfolio in the free market.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other water rationing programs, as in 2001.

The storage conditions of the National Interconnected System (“SIN”) improved during 2016, despite the low storage levels in the Northeast sub-system. The improvement in SIN storage conditions, associated with the reduced demand verified during the year and the availability of thermoelectric power generation, significantly reduce the likelihood of additional load cuts.

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

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law No. 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

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

(35)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					December 31, 2016		December 31, 2015
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	5,267,966	5,267,966	4,353,488	4,353,488
Cash and cash equivalent	5	(a)	(2)	Level 2	897,031	897,031	1,329,314	1,329,314
Securities		(a)	(2)	Level 1	511	511	23,633	23,633
Derivatives	35	(a)	(2)	Level 2	746,883	746,883	2,269,932	2,269,933
Derivatives - zero-cost collar	35	(a)	(2)	Level 3	57,715	57,715	8,820	8,820
Concession financial asset - distribution	11	(b)	(2)	Level 3	5,193,511	5,193,511	3,483,713	3,483,713
					12,163,617	12,163,617	11,468,901	11,468,901

Liability
Borrowings - principal and interest	17	(c)	(1)	Level 2 (***)	7,554,059	6,615,837	7,725,978	6,499,746
Borrowings - principal and interest	17 (**)	(a)	(2)	Level 2	5,489,982	5,489,982	6,936,808	6,936,808
Debentures - Principal and interest	18	(c)	(1)	Level 2 (***)	8,999,947	8,857,941	7,070,430	6,105,830
Derivatives	35	(a)	(2)	Level 2	118,262	118,262	31,745	31,745
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	-	-	2,440	2,440
					22,162,250	21,082,022	21,767,402	19,576,570
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a loss of R$ 274,834 in 2016 (a gain of R$ 256,251 in 2015)
(***) Only for disclosure purposes, in accordance with IFRS 7

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, as they are either short term in nature, bear post fixed interest rates or are of a high credit rating are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Eletrobrás, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements, and (ix) sector financial asset.

•         Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires payable, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discount CDE, and (x) sector financial liability.

In addition, in 2016 there were no transfers between hierarchical levels of fair value.

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

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains in profit for the year of R$ 186,148 (R$ 393,343 in 2015 and R$93,254 in 2014), and the main assumptions are described in note 11 and 27.

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

At December 31, 2016, the Company and its subsidiaries had the following derivative transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	44,536	-	44,536	44,845	(309)	dollar	March 2019	117,400
Bank of America Merrill Lynch	41,815	-	41,815	40,514	1,300	dollar	September 2018	106,020
Bank of America Merrill Lynch	47,538	-	47,538	46,268	1,270	dollar	March 2019	116,600
J.P.Morgan	23,768	-	23,768	23,134	634	dollar	March 2019	58,300
J.P.Morgan	13,231	-	13,231	13,311	(80)	dollar	December 2017	51,470
J.P.Morgan	11,785	-	11,785	11,885	(100)	dollar	December 2017	53,100
J.P.Morgan	4,053	-	4,053	4,065	(12)	dollar	January 2018	27,121
Bradesco	10,045	-	10,045	9,698	347	dollar	January 2018	54,214
Bradesco	41,072	-	41,072	39,589	1,483	dollar	January 2018	173,459
J.P.Morgan	10,354	-	10,354	10,191	164	dollar	January 2018	67,938
J.P.Morgan	10,532	-	10,532	10,515	16	dollar	January 2019	67,613
BNP Paribas	1,367	-	1,367	672	695	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	14,735	-	14,735	18,298	(3,563)	dollar	February 2020	142,735
J.P.Morgan	5,961	-	5,961	6,080	(119)	dollar	February 2018	41,100
Bank of America Merrill Lynch	81,111	-	81,111	77,971	3,140	dollar	February 2018	405,300
Bank of America Merrill Lynch	-	(11,672)	(11,672)	(11,726)	54	dollar	October 2018	329,500
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(3,771)	(3,771)	(5,390)	1,619	dollar	May 2021	59,032
Citibank	-	(7,846)	(7,846)	(10,793)	2,947	dollar	May 2021	118,063
	361,903	(27,668)	334,235	323,711	10,524

CPFL Piratininga
Citibank	44,955	-	44,955	44,779	176	dollar	March 2019	117,250
Bradesco	25,700	-	25,700	25,194	506	dollar	April 2018	55,138
J.P.Morgan	25,717	-	25,717	25,197	521	dollar	April 2018	55,138
Citibank	30,808	-	30,808	30,780	28	dollar	January 2020	169,838
BNP Paribas	3,759	-	3,759	1,849	1,911	euro	January 2018	175,714
Scotiabank	-	(4,257)	(4,257)	(4,211)	(46)	dollar	August 2017	55,440
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(5,438)	(5,438)	(8,074)	2,636	dollar	May 2021	88,548
Citibank	-	(5,950)	(5,950)	(8,098)	2,148	dollar	May 2021	88,548
	130,940	(20,024)	110,916	101,997	8,919

CPFL Geração
Bradesco	92,771	-	92,771	92,569	201	dollar	March 2017	232,520
Votorantim	-	(4,525)	(4,525)	(7,212)	2,687	dollar	June 2019	104,454
Scotiabank	-	(8,208)	(8,208)	(7,643)	(566)	dollar	July 2019	117,036
Bradesco	79	-	79	(158)	237	dollar	September 2019	32,636
Citibank	-	(8,824)	(8,824)	(7,646)	(1,177)	dollar	September 2020	397,320
Scotiabank	-	(14,117)	(14,117)	(12,248)	(1,870)	dollar	December 2019	174,525
	92,849	(35,674)	57,175	57,663	(488)

RGE
Bank of Tokyo-Mitsubishi	21,496	-	21,496	21,657	(162)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	96,357	-	96,357	96,985	(628)	dollar	May 2018	168,346
Bradesco	11,207	-	11,207	10,968	239	dollar	October 2017	32,715
J.P.Morgan	19,839	-	19,839	19,441	398	dollar	February 2018	171,949
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(7,106)	(7,106)	(10,759)	3,653	dollar	May 2021	118,063
Citibank	-	(4,053)	(4,053)	(5,403)	1,350	dollar	May 2021	59,032
	148,898	(15,539)	133,360	127,471	5,888

CPFL Jaguari
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Sul Paulista
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Leste Paulista
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Santa Cruz
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Paulista Lajeado
Itaú	-	(678)	(678)	(653)	(25)	dollar	March 2018	35,000

CPFL Brasil
Itaú	-	(3,403)	(3,403)	(3,407)	5	dollar	August 2018	45,360

Subtotal (a)	734,590	(107,610)	626,980	602,476	24,504

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
J.P.Morgan	-	(6,807)	(6,807)	(2,045)	(4,762)	dollar	December 2018	47,645

Price index hedge
CPFL Geração
Santander	6,077	-	6,077	5,922	155	IPCA	April 2019	35,235
J.P.Morgan	6,077	-	6,077	5,922	155	IPCA	April 2019	35,235
	12,155	-	12,155	11,845	310

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(1,242)	(1,242)	(810)	(432)	CDI	July 2019	660,000
J.P.Morgan	-	(530)	(530)	(286)	(244)	CDI	February 2021	300,000
Votorantim	-	(158)	(158)	(92)	(66)	CDI	February 2021	100,000
Santander	-	(163)	(163)	(96)	(67)	CDI	February 2021	105,000
	-	(2,093)	(2,093)	(1,284)	(809)

CPFL Piratininga
J.P.Morgan	-	(207)	(207)	(135)	(72)	CDI	July 2019	110,000
Votorantim	-	(168)	(168)	(116)	(52)	CDI	February 2021	135,000
Santander	-	(115)	(115)	(84)	(31)	CDI	February 2021	100,000
	-	(490)	(490)	(335)	(155)

RGE
Bradesco	-	(941)	(941)	(614)	(328)	CDI	July 2019	500,000
Votorantim	-	(321)	(321)	(166)	(155)	CDI	February 2021	170,000
	-	(1,262)	(1,262)	(779)	(483)

CPFL Geração
Votorantim	138	-	138	(221)	359	CDI	August 2020	460,000

Subtotal (b)	12,293	(10,652)	1,641	7,181	(5,540)

Other derivatives (2)
CPFL Geração
Itaú	20,028	-	20,028	-	20,028	dollar	September 2020	26,627
Votorantim	16,688	-	16,688	-	16,688	dollar	September 2020	26,627
Santander	20,999	-	20,999	-	20,999	dollar	September 2020	33,060
Subtotal (c)	57,715	-	57,715	-	57,715

Total (a+b+c)	804,598	(118,262)	686,336	609,657	76,679

Current	163,241	(6,055)
Noncurrent	641,357	(112,207)

For further details on terms and information on debts and debentures, see notes 17 and 18
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar

As mentioned above, certain subsidiaries applied the fair value hedge to some of its financial instruments and as a result debts were marked to market (note 17).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the years 2016, 2015 and 2014, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	2016	2015	2014
CPFL Energia	Exchange variation	(76,202)	71,492	-
CPFL Energia	Mark to Market	2,319	(2,319)	-
CPFL Paulista	Interest rate variation	(1,423)	(2,250)	1
CPFL Paulista	Exchange variation	(802,479)	843,224	96,017
CPFL Paulista	Mark to Market	118,663	(98,738)	(21,297)
CPFL Piratininga	Interest rate variation	(661)	(609)	51
CPFL Piratininga	Exchange variation	(358,412)	300,652	35,808
CPFL Piratininga	Mark to Market	48,193	(32,431)	(6,124)
RGE	Interest rate variation	(835)	(1,321)	(28)
RGE	Exchange variation	(252,321)	291,612	37,585
RGE	Mark to Market	48,915	(29,946)	(7,170)
CPFL Geração	Interest rate variation	3,161	2,600	303
CPFL Geração	Exchange variation	(145,933)	122,294	21,650
CPFL Geração	Mark to Market	66,425	(7,896)	(6,221)
CPFL Santa Cruz	Exchange variation	(6,986)	9,899	2,604
CPFL Santa Cruz	Mark to Market	148	(80)	(115)
CPFL Leste Paulista	Exchange variation	(1,076)	4,596	1,453
CPFL Leste Paulista	Mark to Market	(80)	(76)	(117)
CPFL Sul Paulista	Exchange variation	(7,577)	12,404	2,333
CPFL Sul Paulista	Mark to Market	170	(83)	(163)
CPFL Jaguari	Exchange variation	(10,236)	16,616	2,146
CPFL Jaguari	Mark to Market	273	(63)	(160)
CPFL Mococa	Exchange variation	-	2,022	427
CPFL Mococa	Mark to Market	-	(33)	(70)
Paulista Lajeado	Exchange variation	(11,046)	4,626	-
Paulista Lajeado	Mark to Market	1,649	(1,675)	-
CPFL Telecom	Exchange variation	-	3,204	81
CPFL Telecom	Mark to Market	-	6	(6)
CPFL Brasil	Exchange variation	(13,857)	5,367	-
CPFL Brasil	Mark to Market	2,383	(2,378)	-
CPFL Serviços	Exchange variation	(3,420)	3,810	830
CPFL Serviços	Mark to Market	254	(87)	(167)
		(1,399,988)	1,514,439	159,653

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

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. As at December 31, 2016, the total amount contracted was US$ 86,313, considering the options already settled up to date. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$ 7.50 for the call options.

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

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 20.9%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 864, resulting in a net asset of R$ 58,579.

The following table reconciles the opening and closing balances of the call and put options for the year ended December 31, 2016, as required by IFRS 13:

	Assets	Liabilities	Net
As of December 31, 2014	-	-	-
Measurement at fair value	10,342	(2,440)	7,902
Net cash received from settlement of flows	(1,522)	-	(1,522)
As of December 31, 2015	8,820	(2,440)	6,380
Measurement at fair value	65,546	2,440	67,986
Net cash received from settlement of flows	(16,651)	-	(16,651)
As of December 31, 2016	57,715	-	57,715

The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the year, and no effects were recognized in other comprehensive income.

c) Sensitivity Analysis

In compliance with IFRS 7, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below.

If the risk exposure is considered an asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries. Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results. The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at December 31, 2016 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

				Decrease (increase)
Instruments	Exposure R$ thousand (a)		Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25%	Currency appreciation / depreciation of 50%
Financial liability instruments	(5,295,856)			(462,134)	977,364	2,416,861
Derivatives - Plain Vanilla Swap	5,430,208			473,858	(1,002,158)	(2,478,175)
	134,352		drop in the dollar	11,724	(24,794)	(61,314)

Financial liability instruments	(257,485)			(30,664)	41,374	113,411
Derivatives - Plain Vanilla Swap	261,385			31,128	(42,000)	(115,129)
	3,900		drop in the euro	464	(626)	(1,718)

Total	138,252			12,188	(25,420)	(63,032)

				Decrease (increase)
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25%(c)	Currency appreciation / depreciation of 50%(c)
Derivatives - Zero-cost collar	86,314	(d)	rise of the dollar	(68,386)	(99,565)	(130,743)

(a) The exchange rates considered as of December 31, 2016 were R$ 3.26 per US$ 1.00 and R$ 3.41 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.54 and R$ 3.81, and exchange depreciation at 8.73% and 11.91%, for the US$ and €, respectively.

(c) The percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.
(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ and euro being an asset, the risk is a drop in the dollar and euro and, therefore, the local exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2016 is maintained, and (ii) the respective accumulated annual indexes for 2016 remain stable (CDI 13.63% p.a.; IGP-M 7.17% p.a.; TJLP 7.50% p.a.; IPCA 6.29% p.a. and SELIC 14.08% p.a.), the effects on the Company’s 2016 financial statements would be a net finance cost of R$ 1,377,463 (CDI R$ 1,200,603, IGP-M R$ 4,886, TJLP R$ 341,942 and SELIC R$ 156,936 and an income of IPCA R$ 326,804). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

			Decrease (increase)
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raise/drop of index by 25%**	Raise/drop of index by 50%**
Financial asset instruments	6,773,850		(151,057)	41,998	235,053
Financial liability instruments	(10,430,518)		232,601	(64,669)	(361,939)
Derivatives - Plain Vanilla Swap	(5,151,860)		114,886	(31,942)	(178,770)
	(8,808,528)	CDI apprec.	196,430	(54,613)	(305,656)

Financial liability instruments	(67,872)		1,663	862	61
	(67,872)	IGP-M apprec.	1,663	862	61

Financial liability instruments	(4,559,227)		-	(85,486)	(170,971)
	(4,559,227)	TJLP apprec.	-	(85,486)	(170,971)

Financial liability instruments	(139,692)		2,053	3,737	5,420
Derivatives - Plain Vanilla Swap	88,889		(1,307)	(2,378)	(3,449)
Concession financial asset	5,247,689		(77,141)	(140,376)	(203,610)
	5,196,886	drop in the IPCA	(76,395)	(139,017)	(201,639)

Financial liability instruments	(199,681)		5,052	(714)	(6,480)
Sector financial asset and liability	(914,921)		23,148	(3,271)	(29,689)
	(1,114,602)	SELIC apprec.	28,200	(3,985)	(36,169)

Total	(9,353,343)		149,898	(282,239)	(714,374)

* The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of 11.4%, 4.72%, 7.5%, 4.82% and 11.55%, respectively, were obtained from information available in the market.
** In compliance with CVM Instruction 475/08, the percentage of raise/drop of indexes were applied to Scenario I indexes.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities at December 31, 2016, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

December 31, 2016	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	16		2,641,544	81,808	4,778	129,781	-	-	2,857,911
Borrowings - principal and interest	17	12.04% p.a.	125,661	682,898	2,039,166	8,537,020	2,590,956	2,887,932	16,863,633
Derivatives	35		286	815	16,826	55,179	97,752	-	170,858
Debentures - principal and interest	18	14.22% p.a.	93,758	269,536	2,044,542	6,761,502	2,127,274	438,843	11,735,455
Regulatory charges	20		366,078	-	-	-	-	-	366,078
Use of public asset	23	13.77% p.a.	1,987	4,149	19,522	44,487	62,102	234,601	366,848
Others	24		46,625	91,395	18,565	44,711	-	17,750	219,045
Consumers and concessionaires			11,432	52,940	9,492	44,711	-	-	118,575
EPE / FNDCT / PROCEL (*)			1,457	2,397	9,073	-	-	-	12,927
Collections agreement			33,736	36,057	-	-	-	-	69,793
Reversal fund			-	-	-	-	-	17,750	17,750
Total			3,275,940	1,130,600	4,143,399	15,572,679	4,878,084	3,579,127	32,579,828

(*) EPE - Energy research company; FNDCT - National scientific and technological development fund; and PROCEL - National Program for Electric Energy Savings.

(36)  COMMITTMENTS

The Company’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2016, as follows:

Commitments at December 31, 2016	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Energy purchase agreements (except Itaipu)	Up to 29 years	9,433,125	17,967,834	16,493,436	59,486,713	103,381,108
Energy purchase from Itaipu	Up to 29 years	2,589,135	5,419,669	5,985,978	24,175,651	38,170,433
Energy system service charges	Up to 34 years	2,031,659	6,916,109	8,573,355	29,439,307	46,960,430
GSF renegotiation	Up to 26 years	17,882	-	35,899	266,279	320,059
Power plant constrution projects	Up to 3 years	1,560,470	8,676	-	-	1,569,146
Trade payables	Up to 17 years	1,819,714	1,253,650	314,992	496,760	3,885,116
Total		17,451,985	31,565,937	31,403,661	113,864,710	194,286,292

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(37)  NON-CASH TRANSACTION

	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Transactions resulting from business combinations
Borrowings and debentures	(1,156,621)	-	(1,009,877)
Concession financial asset	876,281	-	-
Intangible assets - distribution infrastructure acquired	1,456,472	-	-
Property, plant and equipment acquired	-	-	1,616,999
Intangible assets acquired	413,796	-	626,399
Other net assets acquired	1,911	-	(328,928)
	1,591,839	-	904,593
Cash and cash equivalents acquired	(95,164)	-	(70,930)
Consideration paid in the acquisition, net	1,496,675	-	(833,663)

Other transactions
Capital increase through earnings reserve	392,272	554,888	-
Interest capitalized in property, plant and equipment	54,733	34,212	4,225
Interest capitalized in concession financial asset - distribution infrastructure	13,349	11,358	8,044
Escrow deposits to property, plant and equipment	3,418	-	-
Reversal of contingencies against intangible assets	7,591	-	-
Transfers between property, plant and equipment and other assets	14,592	2,928	16,430
Provision for socio environmental costscapitalized in property, plant and equipment	-	-	9,193
Realization of noncontrolling interests`capital reserve against receivables	-	-	2,189
Transfers from concession financial asset and intangible asset to property, plant and equipment as a result of the spin-off of generation activity in distribution companies	-	-	5,828

(38)  RELEVANT FACT AND EVENTS AFTER THE REPORTING PERIOD

38.1 Acquisition of ownership interest in the Company by State Grid International Development Limited

In a Significant Event Notice disclosed to the market on July 1, 2016, the Company disclosed that it received from its controlling shareholder Camargo Corrêa S.A. (“CCSA”) a communication on the proposal received from State Grid International Development Limited for the acquisition of the entire ownership interest relating to the Company’s control block. On September 2, 2016, the Company received from CCSA a correspondence confirming the signing of the acquisition contract.

On November 23, 2016, the Company disclosed a Significant Event Notice informing that ANEEL approved, on that date, the request for approval of the transfer of shares of CPFL Energia held by the shareholders that are part of its control block (“Controlling Shareholders”) to State Grid Brazil Power Participações Ltda. (“State Grid”), Brazilian subsidiary of State Grid International Development Limited. This authorization was the last condition precedent for the closing of the transaction and the consummation of the transfer of shares of CPFL Energia held by the Controlling Shareholders to State Grid.

On January 23, 2017, the Company disclosed a Significant Event Notice informing that it received, on that date, a correspondence from State Grid Brazil Power Participações Ltda. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement dated September 2, 2016 between State Grid Brazil, Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed, therefore the transaction has been closed.   This Significant Event Notice also disclosed the conditions for the transaction regarding (i) closing and shares acquired, (ii) price per share of CPFL Energia; (iii) price per share of CPFL Renováveis; (iv) OPAs for sale of control; (v) OPA price for sale of control; (vi) Possibility of cancelation of registration of CPFL Energia and/or CPFL Renováveis; (vii) termination of control of shareholders, and other material information.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164.817 shares, direct or indirect) of the Company’s voting and total capital. The total price paid for the direct and indirect acquisition of shares was R$ 25.51 per share, totaling approximately R$ 14.19 billion.  With the transaction, State Grid Brazil Power Participações Ltda. became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

The members of the Board of Directors and Fiscal Council (except the director elected as independent member) resigned on the same date. The election of the alternate members for the vacant positions of the Board of Directors and the Fiscal Council occurred at the Extraordinary General Meeting held on February 16, 2017, according to the call notice and Management’s Proposal .

As the closing occurred on January 23, 2017, after all conditions precedent were met, this transaction did not generate impacts on the Company’s ownership structure as at December 31, 2016.

38.2 Approval for fundraising

38.2.1 Approval for issue of debentures of CPFL Piratininga and RGE

The Board of Directors of the subsidiaries authorized, on January 25, 2017, the 8th issue of simple non-convertible debentures. The debentures were issued on February 15, 2017.

Subsidiary	Issue	Quantity issued	Amount	Maturity	Interest	Utilization
CPFL Piratininga	8th issue - 1st series	60,000	60,000	Feb. 2024	Semiannual	Implementation and development of investment projects in substations and transmission lines
CPFL Piratininga	8th issue - 2nd series	246,000	246,000	Feb. 2022	Semiannual	Working capital improvement and extension of the debt profile
RGE	8th issue - 1st series	130,000	130,000	Feb. 2024	Semiannual	Implementation and development of investment projects in substations and transmission lines
RGE	8th issue - 2nd series	250,000	250,000	Feb. 2022	Semiannual	Working capital improvement and extension of the debt profile
			686,000

38.2.2    Approval for fundraising in foreign currency (Law 4,131) – CPFL Geração, CPFL Paulista, RGE and RGE Sul

On February 1, 2017, the Board of Directors approved the raising of borrowings for the following subsidiaries:

- CPFL Paulista: up to R$2,225,000;

- CPFL Geração: up to R$679,000;

- RGE Sul: up to R$390,000; and

- RGE: up to R$ 308,000.

These approvals will occur through borrowings based on Law 4,131/62 and/or roll over of the current debts in foreign currency with swap for CDI, as well as the assignment of swap in guarantee, Rural Credit, Bank Credit Note, Promissory Notes with take out of long-term debts, Issue of Debentures, Assumption of Debts, other working capital transactions.

38.3 Interim dividend for the 1st half of 2016

According to the Notice to the Shareholders of January 5, 2017, at a meeting held on the same date the Company’s Board of Directors approved the proposal for “Interim Dividend”, relating to the first half of 2016, which will be attributed to the mandatory minimum dividend for 2016, in the amount of R$ 221,780, equivalent to R$ 0.217876793 per share.

The dividend proposed was paid on January 20, 2017, to the shareholders holding Company shares on January 12, 2017, and the shares will now be traded “ex-dividend” on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) from January 13, 2017.

38.4 Share Acquisition Public Offer

As per the significant event notice on February 16, 2017, State Grid Brazil Power Participações will conduct a public offer for acquisition of all the common shares held by the remaining shareholders of CPFL Energia (“Acquisition Public Offer”), pursuant to the prevailing legislation and CPFL’s Bylaws.

State Grid Brazil has also the intention of, together with the Acquisition Public Offer, conduct a unified public offer for acquisition of Company common shares aimed to: (i) cancel its listing as publicly-traded company with the CVM under the category “A” and its conversion to category “B” (“Offer for Conversion of Listing”); and (ii) withdraw the Company from the Special Listing Segment of BM&FBOVESPA named Novo Mercado (“Offer for Withdrawal from Novo Mercado”), in conformity with the relevant legislation. State Grid Brazil also intends to perform the following: (i) the deposit agreement relating to the American depositary of the Company’s shares to be terminated, (ii) the Company to withdraw from the NYSE, and (iii) the Company’s listing as publicly-traded company in the United States to be canceled.

CPFL Energia also informs that, due to the intention expressed by State Grid Brazil, the Company’s shareholders  decided in an Extraordinary General Meeting on March 27, 2017, on the (i) selection of the specialized institution Credit Suisse (Brasil) S.A. for determining the Company’s economic value based on a triple list to be submitted by the Board of Directors, as provided for in the Novo Mercado Regulation and the Company’s Bylaws; (ii) cancelation of the Company’s listing with CVM as issuer of securities registered under the category “A”, and their conversion into category “B”; and (iii) Company’s withdrawal from the Novo Mercado listing segment of BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros.

As per Significant Event Notice disclosed by both companies to the market on February 23, 2017, State Grid Brazil filled with the CVM on February 22, 2017 a request of authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

38.5 Annual Tariff Revisions — CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Paulista

The table below shows the impact of this revision of our subsidiaries mentioned above, published on March 21, 2017 for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, and on April 04, 2017 for CPFL Paulista.

	Resolution	Economic adjustment	Regulatory adjustment	TOTAL
CPFL Jaguari	2,213	3.88%	-1.83%	2.05%
CPFL Sul Paulista	2,209	0.98%	0.66%	1.64%
CPFL Mococa	2,212	3.45%	-1.80%	1.65%
CPFL Santa Cruz	2,211	1.37%	-2.65%	-1.28%
CPFL Leste Paulista	2,210	3.18%	-2.42%	0.76%
CPFL Paulista	2,217	2.13%	-2.93%	-0.80%

(39)  CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION

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

The condensed unconsolidated financial information of CPFL Energia, as of December 31, 2016 and December 31, 2015 and for the years ended on December 31, 2016, 2015 and 2014 presented herein was prepared considering the same accounting policies as described in note 3 to Company’s consolidated financial statements.

UNCONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	December 31, 2016	December 31, 2015
Cash and cash equivalents	64,973	424,192
Dividends and interest on capital	642,978	1,227,590
Derivatives	-	70,153
Other receivables	83,065	73,827
Total current assets	791,016	1,795,763
Deferred tax assets	171,073	140,389
Investments	7,866,100	6,940,036
Other receivables	80,775	72,282
Total noncurrent assets	8,117,948	7,152,706
Total assets	8,908,964	8,948,469

LIABILITIES	December 31, 2016	December 31, 2015
Interest on debts	-	38,057
Interest on debentures	15,334	-
Borrowings	-	935,196
Dividends and interest on capital	218,630	212,531
Derivatives	-	981
Other payables	21,791	19,945
Total current liabilities	255,755	1,206,708
Debentures	612,251	-
Provision for tax, civil and labor risks	1,008	1,635
Allowance for equity investment losses	19,302	33,969
Other payables	50,628	31,961
Total noncurrent liabilities	683,188	67,565
Equity	7,970,021	7,674,196
Total liabilities and equity	8,908,964	8,948,469

UNCONSOLIDATED STATEMENTS OF PROFIT OR LOSS FOR THE YEAR

	2016	2015	2014
Net operating revenue	1,713	1,157	61
General and administrative expenses	(50,860)	(29,911)	(26,175)
Income from electric energy service	(49,147)	(28,754)	(26,114)
Equity interests in subsidiaries, associates and joint ventures	922,362	926,951	1,011,185
Finance income (costs)	17,183	(22,948)	(25,464)
Profit before taxes	890,398	875,250	959,607
Social contribution and income tax	10,487	(10,309)	(10,430)
Profit for the year	900,885	864,940	949,177

	2016	2015	2014
Profit for the year	900,885	864,940	949,177
Items that will not be reclassified subsequently to profit and loss
Equity in comprehensive income of subsidiaries	(394,175)	65,547	(225,720)
Total comprehensive income for the year	506,709	930,488	723,457

UNCONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR

	2016	2015	2014
OPERATING CASH FLOW
Profit before taxes	890,398	875,250	959,607
ADJUSTMENT TO RECONCILE PROFIT TO CASH FROM OPERATING ACTIVITIES
Depreciation and amortization	193	170	173
Provision for tax, civil and labor risks	425	1,497	640
Interest on debts, inflation adjustment and exchange rate changes	42,395	94,588	142,278
Equity interests in subsidiaries, associates and joint ventures	(922,362)	(926,951)	(1,011,185)
	11,049	44,553	91,513
DECREASE (INCREASE) IN OPERATING ASSETS AND LIABILITIES
Dividends and interest on capital received	1,606,073	627,014	1,248,982
Taxes recoverable	3,261	(12,350)	1,564
Other operating assets and liabilities	8,459	(2,526)	3,905
CASH FLOWS PROVIDED BY OPERATIONS	1,628,842	656,691	1,345,964
Interest paid on debts and debentures	(45,470)	(36,858)	(138,599)
Income tax and social contribution paid	(27,117)	(2,172)	(21,463)
NET CASH FROM OPERATING ACTIVITIES	1,556,255	617,661	1,185,902

INVESTING ACTIVITIES
Capital increase in investees	-	(490,010)	(360,000)
Advance for future capital increases	(1,384,520)	(52,680)	(27,153)
Other investing activities	(42,178)	10,298	(2,835)
NET CASH USED IN INVESTING ACTIVITIES	(1,426,698)	(532,392)	(389,988)

FINANCING ACTIVITIES
Borrowings and debentures raised	609,060	829,997	-
Repayment of principal of borrowings and debentures	(888,408)	(1,290,000)	-
Repayment of derivatives	(4,711)	-	-
Dividends and interest on capital paid	(204,717)	(850)	(986,811)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(488,776)	(460,853)	(986,811)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(359,219)	(375,584)	(190,897)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	424,192	799,775	990,672
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	64,973	424,192	799,775

Following is the information relating to CPFL Energia's unconsolidated condensed financial statements presented above:

a.     Cash and cash equivalents:

	December 31, 2016	December 31, 2015
Bank balances	426	311
Investment funds	64,548	423,881
Total	64,973	424,192

Amounts invested in an Investment funds, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

b.    Dividends and interest on equity:

	Dividend		Interest on capital		Total
Subsidiary	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
CPFL Paulista	-	612,585	-	52,383	-	664,968
CPFL Piratininga	72,080	172,239	-	27,084	72,080	199,323
CPFL Santa Cruz	-	19,527	-	7,517	-	27,044
CPFL Leste Paulista	-	3,220	-	2,102	-	5,321
CPFL Sul Paulista	8,641	3,848	1,986	1,986	10,627	5,834
CPFL Jaguari	6,115	1,152	-	-	6,115	1,152
CPFL Mococa	-	2,499	-	1,234	-	3,734
RGE	24,672	67,815	-	64,073	24,672	131,887
CPFL Geração	396,086	103,532	-	-	396,086	103,532
CPFL Centrais Geradoras	-	1,185	-	-	-	1,185
CPFL Jaguari Geração	1,664	1,667	-	-	1,664	1,667
CPFL Brasil	86,020	41,176	1,650	1,601	87,671	42,777
CPFL Planalto	-	458	-	-	-	458
CPFL Serviços	-	12,026	-	-	-	12,026
CPFL Atende	1,953	-	554	-	2,507	-
Nect	5,600	4,539	-	-	5,600	4,539
CPFL Total	-	5,589	-	-	-	5,589
CPFL ESCO	9,565	9,565	16,325	6,354	25,891	15,920
AUTHI	10,064	634	-	-	10,064	634
	622,462	1,063,256	20,516	164,334	642,978	1,227,590

c.     Other receivables:

	Current		Noncurrent
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Taxes recoverable	82,836	72,885	-	-
Associates and subsidiaries	-	-	52,582	2,814
Escrow deposits	-	-	710	630
Advance for future capital increase	-	-	-	52,680
Loans and financing guarantees of subsidiaries	-	-	26,261	14,919
Others	229	942	1,223	1,239
Total	83,064	73,827	80,775	72,282

d.    Deferred tax assets

	December 31, 2016	December 31, 2015
Social contribution credit (debit)
Tax losses carryforwards	42,841	46,602
Temporarily nondeductible differences	1,125	(5,918)
Subtotal	43,966	40,684

Income tax credit (debit)
Tax losses carryforwards	123,980	116,438
Temporarily nondeductible differences	3,126	(16,733)
Subtotal	127,106	99,705

Total	171,073	140,389

e.     Investment:

The financial information of subsidiaries and joint ventures are accounted for using the equity method of accounting.

	Number of shares (thousand)	December 31, 2016	December 31, 2015	2016	2015	2014
Investment		Equity interest		Share of profit (loss) of investees
CPFL Paulista	880,653	1,063,400	1,352,393	255,329	298,203	502,719
CPFL Piratininga	53,096,770	355,755	537,670	68,114	211,637	187,715
CPFL Santa Cruz	371,772	140,520	131,149	23,797	12,424	49,052
CPFL Leste Paulista	892,772	52,853	46,301	10,731	13,556	7,173
CPFL Sul Paulista	454,958	58,895	55,233	8,455	16,201	11,351
CPFL Jaguari	209,294	30,255	28,521	7,988	4,852	2,027
CPFL Mococa	117,199	33,824	29,205	9,198	6,679	10,248
RGE	1,019,790	1,614,320	1,580,807	102,647	145,804	177,672
CPFL Geração	205,492,020	2,158,384	2,169,922	401,148	240,520	16,499
CPFL Jaguari Geração (*)	40,108	45,099	42,729	6,655	6,670	(4,657)
CPFL Brasil	2,999	109,054	51,779	104,235	81,929	136,876
CPFL Planalto (*)	630	2,101	2,003	2,476	1,830	2,238
CPFL Serviços	1,509,882	97,968	7,117	(8,175)	(17,952)	5,719
CPFL Atende (*)	13,991	17,150	17,373	5,833	7,776	6,849
Nect (*)	2,059	10,295	16,087	13,424	18,155	10,812
CPFL Total (*)	19,005	27,570	19,930	12,817	5,836	10,327
CPFL Jaguariuna (*)	3,156	1,256,161	2,496	(35,498)	(167)	1
CPFL Telecom	55,420	(19,302)	(33,969)	(33,333)	(60,718)	(8,339)
CPFL Centrais Geradoras (*)	16,128	15,459	19,972	(958)	4,740	4,720
CPFL ESCO	48,164	61,543	66,038	5,926	35,194	1,602
AUTHI (*)	2,610	16,810	1,913	24,264	2,537	-
Subtotal - By subsidiary's equity		7,148,112	6,144,668	985,074	1,035,703	1,130,604
Amortization of fair value adjustments of assets		-	-	(62,713)	(108,754)	(119,419)
Total		7,148,112	6,144,668	922,362	926,950	1,011,185

Investment		5,811,894	6,178,637
Advances for future capital increases		1,355,520	-
Allowance for equity investment losses		(19,302)	(33,969)

(*) number of quotas

As at December 31, 2016, the balances of advance for future capital increase comprised advances to the following subsidiaries: (i) R$ 1,299,520 to CPFL Jaguariúna, (ii) R$ 56,000 to CPFL Serviços; and (iii) R$ 29,000 to CPFL Telecom (allowance for equity investment losses).

Dividends received

The net cash provided by operating activities is comprised mainly by dividends received from the Company’s subsidiaries.

After the decisions made by the subsidiaries’ shareholders at their Annual and Extraordinary General Meetings (AGM/EGM), in the first half of 2016 the Company recognized the amount of R$ 278,520 by way of dividends and interest on capital for the year 2015. The subsidiaries also declared in 2016: (i) interim dividends and interest on capital of R$ 590,196, related to interim income of 2016; and (ii) R$ 164,771 as minimum mandatory dividend receivable related to 2016.

Of the amounts recorded as receivables, the amount of R$1,606,073 was paid to the Company by the subsidiaries in 2016.

The dividends received are comprised as follows:

	2016	2015	2014
CPFL Paulista	948,624	425,400	424,751
CPFL Piratininga	267,647	-	246,693
CPFL Santa Cruz	40,009	-	26,007
CPFL Leste Paulista	9,242	-	39,587
CPFL Sul Paulista	-	-	39,883
CPFL Jaguari	1,291	806	10,752
CPFL Mococa	7,991	-	32,881
RGE	172,432	113,012	-
CPFL Geração	110,532	-	278,653
CPFL Brasil	1,601	52,599	106,464
CPFL Jaguari Geração	4,288	998	9,683
CPFL Planalto	2,835	1,002	5,591
CPFL Serviços	-	7,683	-
CPFL Atende	3,382	7,899	5,006
CPFL Total	10,767	4,734	7,999
Nect	18,155	10,780	11,256
CPFL Centrais Geradoras	4,740	1,720	3,776
CPFL ESCO	-	380	-
Authi	2,537	-	-
TOTAL	1,606,073	627,014	1,248,982

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

f.     Interest on debentures:

		December 31, 2016				December 31, 2015
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
5th Issue	Single series	18,069	-	620,000	638,069	-	-	-	-

g.    Other payables:

The mainly accounts payable that the parent company has registered as noncurrent liabilities are due to loans and financing guarantees for subsidiaries.

************