Form 20-F/A
period 2017-12-31
CPFL Energy INC
filed 2018-05-23
CIK 1300482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20‑F/A

(Amendment No. 1)

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

Yes  ☐   No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of CPFL Energia S.A., originally filed with the Securities and Exchange Commission, or the SEC, on April 24, 2018 (the “2017 Form 20-F”), is being filed for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Since the 2017 Form 20-F was filed on April 24, 2018, the following principal events have occurred:

•         The following changes resulting from our annual shareholders’ meeting held on April 27, 2018. For more information on the changes that resulted from our annual shareholders’ meeting, see the Form 6-K filed on April 30, 2018:

o

The approval of the allocation of our 2017 net income of R$1,243 million (i) R$59.0 million allocated to our legal reserve, (ii) R$123.7 million allocated to the statutory reserve for the adjustment of concession financial assets, (iii) R$746.5 allocated to the statutory reserve for working capital improvement; and (iv) R$280.2 allocated to a dividend distribution, equivalent to R$0.275259517 per share for the year ended December 31, 2017. For more information, see “Item 5. –Liquidity and Capital Resources—Dividends” in our 2017 Form 20-F;

o

The election of members to our Board of Directors to serve until our annual shareholders’ meeting in 2019. Such election resulted in the replacement of Yuhai Hu by Bo Wen as chairman and of Daobiao Chen by Shirong Lyu as vice-chairman. All other members of our Board of Directors remain unchanged;

o

The election of members to our Fiscal Council to serve until our annual shareholders’ meeting in 2019. Such election resulted in the replacement of Yuehui Pan by Lisa Birmann Gabbai as chairperson. All other members of our Fiscal Council remain unchanged;

o

The approval of R$33.6 million in aggregate compensation, including cash and benefits in kind, payable to members of our Board of Directors and our executive officers from May 2018 to April 2019. Of this amount, R$0.6 million is intended as fixed remuneration for our Board of Directors and up to R$33.0 million is intended as fixed and variable compensation of our executive officers; and

o

The approval of R$33.6 million in aggregate compensation, including cash and benefits in kind, payable to members of our Board of Directors and our executive officers from May 2018 to April 2019. Of this amount, R$0.6 million is intended as fixed remuneration for our Board of Directors and up to R$33.0 million is intended as fixed and variable compensation of our executive officers; and

o	The approval of R$0.3 million in aggregate fixed compensation payable to members of our Fiscal Council from May 2018 to April 2019;

•         The following changes resulting from our extraordinary shareholders’ meeting held on April 27, 2018. For more information on the changes that resulted from our extraordinary shareholders’ meeting, see the Form 6-K filed on April 30, 2018:

o

Certain revisions to our bylaws, including revisions made in order to (i) extinguish the reserve for the adjustment of concession financial assets, (ii) comply with the new Novo Mercado requirements, (iii) revise the approval thresholds, in accordance with periodic monetary updates, so that any transaction entered into between our shareholders or related parties and CPFL Energia (or its subsidiaries) that exceeds R$11,851,000.00 be previously approved by our Board of Directors, and (iv) increase the size of our board of executive officers from eight to nine members and to create the position of deputy chief financial officer; and

o	The approval of the transfer of the balance of R$826.6 million of the extinguished reserve for the adjustment of concession financial assets to the retained earnings or accumulated losses account;

•         The appointment of Yuehui Pan as our deputy chief financial officer on May 9, 2018 to serve until our annual shareholders’ meeting in 2019. For more information on this change, see the Form 6-K filed on May 9, 2018; and

•         Our board of directors’ recognition on May 9, 2018 that one member of our Fiscal Council, Ran Zhang, qualifies as an audit committee expert.

                Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

ITEM 19.                     Exhibits

No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, CPFL Energia S.A., hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and that it has duly caused this Amendment No. 1. to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campinas, state of São Paulo, Brazil, on May 23, 2018.

CPFL ENERGIA S.A.

By:         /s/ Andre Dorf

Name:    Andre Dorf

Title:       Chief Executive Officer

By:         /s/ Gustavo Estrella

Name:    Gustavo Estrella

Title:       Chief Financial Officer